Form 20-F
period 2005-12-31
Teekay LNG Partners L.P.
filed 2006-04-14
CIK 1308106

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau,
Commonwealth of the Bahamas
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Units	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

20,238,072 Common Units
14,734,572 Subordinated Units

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [ ]             Accelerated Filer [ ]            Non-Accelerated Filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ ]    Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

TEEKAY LNG PARTNERS L.P.

INDEX TO REPORT ON FORM 20-F

                                                                                                    Page
PART I.

 Item 1.         Identity of Directors, Senior Management and Advisors........................ Not applicable
 Item 2.         Offer Statistics and Expected Timetable...................................... Not applicable
 Item 3.         Key Information..............................................................        5
 Item 4.         Information on the Partnership...............................................       18
 Item 4A.        Unresolved Staff Comments.................................................... Not applicable

 Item 12.        Description of Securities Other than Equity Securities....................... Not applicable

PART II.

PART III.

 Item 17.        Financial Statements......................................................... Not applicable

PART I

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	our ability to make cash distributions on our units or any increases in the quarterly distributions;

•	our future financial condition and results of operations and our future revenues and expenses;

•	global growth prospects of the LNG shipping and tanker markets;

•	LNG and tanker market fundamentals, including the balance of supply and demand in the LNG and tanker market;

•	the expected lifespan of a new LNG carrier and Suezmax tanker;

•	planned and estimated future capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships with major LNG importers and exporters and major crude oil companies;

•	our ability to leverage to our advantage Teekay Shipping Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time charters with our LNG customers;

•	obtaining LNG projects that we or Teekay Shipping Corporation bid on or have been awarded;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	expected purchases and deliveries of newbuilding vessels and commencement of service of newbuildings under long-term contracts, including those relating to the RasGas II, RasGas 3 and Tangguh LNG projects;

•	the expected timing, amount and method of financing for the purchase of five of our existing Suezmax tankers;

•	our expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	the anticipated taxation of our partnership and its subsidiaries;

•	entering into credit facilities or vessel financing arrangements or U.K lease arrangements for the RasGas II vessels, and the effects of such arrangements; and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG infrastructure constraints and community and environmental group resistance to new LNG infrastructure; potential development of an active short-term or spot LNG shipping market; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports.

Forward-looking statements in this Annual Report are necessarily estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should, be considered in light of various important factors, including those set forth in this Annual Report under the heading “Risk Factors”.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

Item 1.  Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following tables present, in each case for the periods and as of the dates indicated, summary:

•	historical financial and operating data of Teekay Shipping Spain S.L. and its subsidiaries (or Teekay Spain), which was named Naviera F. Tapias S.A. prior to its acquisition by Teekay Shipping Corporation through its subsidiary, Teekay Luxembourg S.a.r.l. (or Luxco), on April 30, 2004; and

•	historical financial and operating data of Teekay LNG Partners L.P. and its subsidiaries (sometimes referred to as the Partnership, we or us) since its initial public offering on May 10, 2005, in connection with which it acquired Luxco from Teekay Shipping Corporation.

The summary historical financial and operating data has been prepared on the following basis:

•	the historical financial and operating data of Teekay Spain excludes financial information related to three businesses previously held in separate subsidiaries and unrelated to the marine transportation of LNG and crude oil, which were disposed of prior to Teekay Shipping Corporation’s acquisition of Teekay Spain;

•	the historical financial and operating data of Teekay Spain as at and for the year ended December 31, 2001 is derived from the unaudited consolidated financial statements of Teekay Spain;

•	the historical financial and operating data of Teekay Spain as at and for the years ended December 31, 2002 and 2003 and the four months ended April 30, 2004 are derived from the audited consolidated financial statements of Teekay Spain;

•	the historical financial and operating data of Luxco as at December 31, 2004 and for the eight months ended December 31, 2004 and the period from January 1, 2005 to May 9, 2005 reflect the acquisition of Teekay Spain by Teekay Shipping Corporation through Luxco and are derived from the audited consolidated financial statements of the Partnership; and

•	the historical financial and operating data of Teekay LNG Partners L.P. as at December 31, 2005 and for the period from May 10, 2005 to December 31, 2005 reflect its initial public offering and related acquisition of Luxco and are derived from the audited consolidated financial statements of the Partnership.

Our historical operating results include the historical results of Luxco for the nine months ended December 31, 2004 and the period from January 1, 2005 to May 9, 2005 (or the 2005 Pre-IPO Period). During these periods, Luxco had no revenues, expenses or income, or assets or liabilities, other than:

•	advances (including accrued interest) of $465.7 million as of December 31, 2004, from Teekay Shipping Corporation that Luxco used to purchase Teekay Spain and to prepay certain debt of Teekay Spain;

•	net interest expense related to the advances of $9.8 million and $7.3 million for the nine months ended December 31, 2004 and for the 2005 Pre-IPO Period, respectively;

•	an unrealized foreign exchange loss of $44.7 million for the nine months ended December 31, 2004 related to the advances, which are Euro-denominated, and a $23.8 million unrealized foreign exchange gain related to the advances for the 2005 Pre-IPO Period;

•	other expenses of $1.1 million and $0.1 million for those respective periods;

•	cash and cash equivalents of $2.2 million as of December 31, 2004; and

•	its ownership interest in Teekay Spain and certain purchase rights and obligations for Suezmax tankers operated by Teekay Spain under capital lease arrangements, which it acquired from Teekay Spain on December 30, 2004.

Luxco’s results relate solely to the financing of the acquisition of Teekay Spain and repayment of Teekay Spain debt by Teekay Shipping Corporation and do not relate to the historical results of Teekay Spain. In addition, because the capital stock of Luxco and the advances from Teekay Shipping Corporation were contributed to us in connection with our initial public offering, these advances and their related effects were eliminated on consolidation in the periods subsequent to May 9, 2005. Consequently, certain of our historical financial and operating data for 2005 Pre-IPO Period may not be comparable to subsequent periods.

The following tables should be read together with, and are qualified in their entirety by reference to, (a) "Item 5. Operating and Financial Review and Prospects," included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein, with respect to the consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 aggregated as follows:

Year ended December 31, 2005
                 •    January 1 to May 9, 2005
                 •    May 10 to December 31, 2005

Year ended December 31, 2004
                 •    January 1 to April 30, 2004
                 •    May 1 to December 31, 2004

Year ended December 31, 2003
                 •    January 1 to December 31, 2003

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

                                 ---------------------------------------------------------------------------------
                                                                               Years Ended December 31,
                                                                             2004                   2005
                                                                    January 1     May 1     January 1    May 10
                                                                        to          to          to         to
                                      Years Ended December 31,       April 30,  December 31,  May 9,  December 31,
                                    2001        2002       2003        2004        2004        2005       2005
                                (unaudited)        (audited)              (audited)               (audited)
                                 ---------------------------------  ----------------------  ----------------------
                                                          (in thousands, except per unit and fleet data)
Income Statement Data:
Voyage revenues................  $ 60,326   $  59,866   $  86,709   $  40,718   $  83,115   $  50,129   $  95,330
                                 ---------- ----------  ----------  ----------  ----------  ----------  ----------
Operating expenses:
 Voyage expenses (1)...........     5,092       5,334       4,911       1,842       3,090         251         407
 Vessel operating expenses (2).    12,403      16,104      26,440      10,302      20,315      10,771      18,034
 Depreciation and amortization.    16,094      17,689      23,390       8,585      26,275      14,751      28,420
 General and administrative....     5,061       6,501       8,799       2,103       4,375       2,928       7,029
                                 ---------- ----------  ----------  ----------  ----------  ----------  ----------
Total operating expenses.......    38,650      45,628      63,540      22,832      54,055      28,701      53,890
                                 ---------- ----------  ----------  ----------  ----------  ----------  ----------
Income from vessel operations..    21,676      14,238      23,169      17,886      29,060      21,428      41,440
Interest expense...............   (20,104)    (18,109)    (34,862)    (21,475)    (50,485)    (35,679)    (37,623)
Interest income................     3,752       5,248       8,431       8,692      13,519       9,098      14,084
Foreign currency exchange gain
 (loss) (3)....................     3,462     (44,310)    (71,502)     18,010     (78,831)     52,295      29,524
Interest rate swaps gain
 (loss)(4).....................    (7,618)    (71,400)     14,715       3,985          --          --          --
Other income (loss) (5)........     5,327         563         617     (10,934)      2,342     (17,927)      2,907
                                 ---------- ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss) before change
 in accounting principle.......     6,495    (113,770)    (59,432)     16,164     (84,395)     29,215      50,332
Change in accounting
principle(6)...................    (4,366)         --          --          --          --          --          --
                                 ---------- ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss)..............  $  2,129   $(113,770)  $ (59,432)  $  16,164   $ (84,395)  $  29,215   $  50,332
                                 ========== ==========  ==========  ==========  ==========  ==========  ==========
General partner's interest
 in net income.................  $     --   $      --   $      --   $      --   $      --   $      --   $   9,665
Limited partners' interest:
 Net income (loss).............     2,129    (113,770)    (59,432)     16,164     (84,395)     29,215      40,667
 Net income (loss) per:
  Common unit (basic and
  diluted) (7).................      0.09       (4.85)      (2.53)       0.69       (3.60)       1.24        1.45
  Subordinated unit (basic and
  diluted) (7).................      0.09       (4.85)      (2.53)       0.69       (3.60)       1.24        1.15
  Total unit (basic and
  diluted) (7).................      0.09       (4.85)      (2.53)       0.69       (3.60)       1.24        1.31
Cash distributions declared
 per unit......................        --          --          --          --          --          --        0.65

Balance Sheet Data (at end
of period):
Cash and marketable
 securities....................  $ 24,625   $  20,141   $  22,533   $  11,289   $ 156,410               $  34,469
Restricted cash deposits (8)...    70,051     106,399     398,038     385,564     435,112                 298,323
Vessels and equipment (10)(11).   368,951     705,010     602,550     602,055   1,045,068               1,502,386
Total assets (8)(10)...........   491,058     882,604   1,069,081   1,021,695   1,885,366               2,070,815
Total debt and capital lease
 obligations (8)(9)............   444,865     882,027   1,129,426   1,072,379   1,853,869                 926,341
Total debt related to
 newbuilding vessels to
 be acquired (11)..............        --          --          --          --          --                 319,573
Total stockholders'/partners'
 equity (deficit)..............    29,849    (106,105)   (164,809)   (144,186)   (123,002)                769,139
Common units outstanding (7)... 8,734,572   8,734,572   8,734,572   8,734,572   8,734,572   8,734,572  20,238,072
Subordinated units
 outstanding (7)...............14,734,572  14,734,572  14,734,572  14,734,572  14,734,572  14,734,572  14,734,572
Cash Flow Data:
Net cash provided by (used in):
 Operating activities..........  $ 24,770   $  20,418   $  18,318   $  14,808   $  10,268   $  11,867   $  53,851
 Financing activities..........    31,852     176,316    (277,616)    (25,846)    393,149    (159,845)    241,498
 Investing activities..........   (55,695)   (199,218)    262,766         901    (258,198)     19,066    (288,378)
Other Financial Data:
Net voyage revenues (12).......  $ 55,234   $  54,532   $  81,798   $  38,876   $  80,025   $  49,878   $  94,923
EBITDA (13)....................    33,912     (81,056)     (6,578)     36,887     (20,187)     73,195      99,381
Capital expenditures:
 Expenditures for vessels
 and equipment.................   110,097     186,755     133,628       5,522      83,703      43,962     429,378
 Expenditures for drydocking...        --         984       4,711          --       4,085          --       3,489
LNG Fleet Data:
Calendar-ship-days (14)........        --          93         518         242         660         516         944
Average age of our fleet (in
years at end of period)........        --         0.3         0.8         1.2         1.1         1.4         2.1
Vessels at end of period.......        --         1.0         2.0         2.0         4.0         4.0         4.0
Suezmax Fleet Data:
Calendar-ship-days (14)........     2,085       2,190       2,190         726       1,134         516       1,238
Average age of our fleet (in
 years at end of period).......       4.3         5.3         6.3         6.6         3.2         3.6         3.0
Vessels at end of period.......       6.0         6.0         6.0         6.0         4.0         4.0         8.0
-------------------------------  ---------- ----------  ----------  ----------  ----------  ----------  ----------
(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)	Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. Our primary source for the foreign currency gains and losses is our Euro-denominated term loans, which totaled 294.8 million Euros ($372.4 million) at December 31, 2003, 325.8 million Euros ($443.7 million) at December 31, 2004 and 318.5 million Euros ($377.4 million) at December 31, 2005, and Euro-denominated advances from Teekay Shipping Corporation, which totaled 341.9 million Euros ($465.7 million) at December 31, 2004.

(4)	We have entered into interest rate swaps to hedge our interest rate risk from our floating-rate debt used to purchase our LNG carriers. These interest rate swaps were not designated as hedges under U.S. accounting guidelines until April 30, 2004. Consequently, the changes in the fair values of these swaps that occurred during periods prior to April 30, 2004 above have been recorded in earnings as “interest rate swaps gain (loss)” for those periods. Had these interest rate swaps been designated as hedges prior to 2003, any subsequent changes in fair value would have been recognized in “accumulated other comprehensive income (loss)” to the extent the hedge was effective and until the hedged item was recognized as income.

(5)	The $10.9 million other loss in the four months ended April 30, 2004 primarily resulted from a $11.9 million loss on the sale of non-shipping assets by Teekay Spain prior to its April 30, 2004 acquisition by Teekay Shipping Corporation. The $17.9 million other loss in the period from January 1, 2005 to May 9, 2005 primarily resulted from a write-off of capitalized loan costs and a loss on cancellation of interest rate swaps.

(6)	In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (or SFAS 133), “Accounting for Derivative Instruments and Hedging Activities,” which establishes new standards for recording derivatives in interim and annual financial statements. We adopted SFAS 133 on January 1, 2001. We recognized the fair value of our derivatives as liabilities of $4.4 million on our consolidated balance sheet as of January 1, 2001. This amount was recorded as a change in accounting principle in our consolidated statement of income for the year ended December 31, 2001.

(7)	Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) allocated to our general partner’s interest from the issuance date of the units of May 10, 2005, by the weighted average number of units outstanding during the period. For periods prior to May 10, 2005, such units are deemed equal to the common and subordinated units received by Teekay Shipping Corporation in exchange for net assets contributed to us.

(8)	We operate two of our LNG carriers under “Spanish tax lease” arrangements. Under these arrangements, we borrow under term loans and deposit the proceeds into restricted cash accounts. Concurrently, we enter into capital leases for the vessels, and the vessels are recorded as assets on our balance sheet. The restricted cash deposits, plus the interest earned on the deposits, will equal the remaining amounts we owe under the capital lease arrangements, including our obligations to purchase the vessels at the end of the lease term. Therefore, the payments under our capital leases are fully funded through our restricted cash deposits, and our continuing obligation is the repayment of the term loans. However, under GAAP we record both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets. This accounting treatment has the effect of overstating our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations. As at December 31, 2004 and December 31, 2005, our total assets and total debt each included $413.3 million and $289.1 million, respectively, of such amount.

(9)	As at December 31, 2004, total debt and capital lease obligations included advances and accrued interest of $465.7 million from Teekay Shipping Corporation that Luxco used to purchase Teekay Spain and to prepay certain debt of Teekay Spain. Because the advances from Teekay Shipping Corporation were contributed to us in connection with our initial public offering, these advances were eliminated on consolidation in the periods subsequent to May 9, 2005.

(10)	Vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation, and (c) advances on our newbuildings.

(11)	During May 2005, we entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which owns three LNG newbuildings and the related 20-year time charters. Qatar Gas Transport Company Ltd. (Nakilat) owns the remaining 30% interest in Teekay Nakilat. The purchase will occur upon the delivery of the first newbuilding, which is scheduled during the fourth quarter of 2006. As a result of this agreement, under current U.S. accounting guidelines we are required to consolidate Teekay Nakilat even though we do not yet have an ownership interest in Teekay Nakilat. As at December 31, 2005, the assets of Teekay Nakilat included three LNG newbuildings, which had a carrying value of $316.9 million, and other assets of $2.7 million. These assets have been financed with $205.9 of term loans and $113.7 million of loans from Teekay Shipping Corporation and Qatar Gas Transport Company Ltd. (Nakilat).

(12)	Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time charters the charterer pays the voyage expenses, whereas under voyage charter contracts the ship owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we call “net voyage revenues,” are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net voyage revenues with voyage revenues.

                       ---------------------------------------------------------------------------------------
                                                                           Years Ended December 31,
                                                                       2004                      2005

                                                           January 1 to    May 1 to   January 1 to   May 10 to
                              Years Ended December 31,       April 30,   December 31,    May 9,     December 31,
                           2001        2002       2003          2004         2004         2005         2005
                       (unaudited)        (audited)                 (audited)                (audited)
                       -----------------------------------  ------------------------  ------------------------
 Voyage revenues......  $ 60,326    $ 59,866    $ 86,709     $ 40,718     $ 83,115     $ 50,129     $ 95,330
 Voyage expenses......    (5,092)     (5,334)     (4,911)      (1,842)      (3,090)        (251)        (407)
                       ----------- ----------- -----------  -----------  -----------  -----------  -----------
 Net voyage revenues..  $ 55,234    $ 54,532    $ 81,798     $ 38,876     $ 80,025     $ 49,878     $ 94,923
                       =========== =========== ===========  ===========  ===========  ===========  ===========
(13)	EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below:

•	Financial and operating performance. EBITDA allows us to measure the financial and operating performance of our assets without regard to financing methods, capital structure or historical cost basis. For instance, our net income is affected by whether we finance assets or operations with debt or equity and by changing interest rates. Likewise, our net income is affected by how much we pay for an asset and that asset’s depreciation or amortization schedule. By reviewing our earnings before the impact of interest, taxes, depreciation and amortization, we, our investors and others can understand the performance of our assets and operations on a more comparable basis from period to period and against the performance of other companies in our industry.

•	Liquidity. EBITDA allows us to assess the ability of our assets to generate cash sufficient to service debt, make distributions to our unitholders and undertake capital expenditures. For example, reviewing our earnings before the impact of non-cash depreciation and amortization charges, and before the payment of interest on debt we incur, provides us an understanding of how much cash is available to pay interest.

EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

                           ----------------------------------------------------------------------------------
                                                                            Years Ended December 31,
                                                                          2004                      2005
                                                               January 1 to   May 1 to   January 1 to   May 10 to
                                  Years Ended December 31,      April 30,   December 31,    May 9,    December 31,
                               2001        2002        2003         2004        2004         2005        2005
                           (unaudited)        (audited)                 (audited)                (audited)
                           -----------------------------------  -----------------------  -----------------------
Reconciliation of "EBITDA"
to "Net income (loss)":
  Net income (loss).......  $  2,129    $(113,770)  $(59,432)    $  16,164   $ (84,395)   $  29,215   $  50,332
  Depreciation and
    amortization..........    16,094       17,689     23,390         8,585      26,275       14,751      28,420
  Interest expense, net...    16,352       12,861     26,431        12,783      36,966       26,581      23,539
  Provision (benefit)
    for income taxes......      (663)       2,164      3,033          (645)        967        2,648      (2,910)
                           ----------- ----------- -----------  ----------- -----------  ----------- -----------
  EBITDA..................  $ 33,912    $ (81,056)  $ (6,578)    $  36,887   $ (20,187)   $  73,195   $  99,381
                           =========== =========== ===========  =========== ===========  =========== ===========
  Reconciliation of
    "EBITDA" to "Net
    operating cash flow":
  Net operating cash flow.  $ 24,470    $  20,418   $ 18,318     $  14,808   $  10,268    $  11,867   $  53,851
  Expenditures for
    drydocking............        --          984      4,711            --       4,085           --       3,489
  Interest expense, net...    16,352       12,861     26,431        12,783      36,966       26,581      23,539
  Gain(loss) on sale of
    assets................     2,661          490      1,576       (11,837)      3,428      (15,282)        186
  Change in working
    capital...............      (846)        (253)      (237)         (911)     (7,719)         (73)     (4,621)
  Interest rate swaps
    gain(loss) and
    change in accounting
    principle.............   (11,984)     (71,400)    14,715         3,985          --           --          --
  Foreign currency
    exchange gain (loss)
    and other, net........     3,259      (44,156)   (72,093)       18,059     (67,215)      50,102      22,937
                           ----------- ----------- -----------  ----------- -----------  ----------- -----------
  EBITDA..................  $ 33,912    $ (81,056)  $ (6,578)    $  36,887   $ (20,187)   $  73,195   $  99,381
                           =========== =========== ===========  =========== ===========  =========== ===========
EBITDA includes our foreign currency exchange and interest rate swap gains and losses, substantially all of which were unrealized, as follows:

                           ----------------------------------------------------------------------------------
                                                                            Years Ended December 31,
                                                                       2004                         2005
                                                               January 1 to   May 1 to   January 1 to   May 10 to
                                  Years Ended December 31,      April 30,   December 31,    May 9,    December 31,
                               2001        2002        2003         2004        2004         2005        2005
                           (unaudited)        (audited)                (audited)                (audited)
                           -----------------------------------  -----------------------  -----------------------
  Foreign currency          $  3,462    $ (44,310)  $ (71,502)   $  18,010   $ (78,831)   $  52,295   $  29,524
    exchange gain (loss)..
  Interest rate swaps
    gain (loss)...........    (7,618)     (71,400)     14,715        3,985          --           --          --
                           ----------- ----------- -----------  ----------- -----------  ----------- -----------
                            $ (4,156)   $(115,710)  $ (56,787)   $  21,995   $ (78,831)   $  52,295   $  29,524
                           =========== =========== ===========  =========== ===========  =========== ===========
(14)	Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels were in our possession during that period.

Risk Factors

We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses.

We may not have sufficient cash available each quarter to pay the minimum quarterly distribution. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

•	the rates we obtain from our charters;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the continued availability of LNG production, liquefaction and regasification facilities;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

•	delays in the delivery of newbuildings and the beginning of payments under charters relating to those vessels;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for distribution also will depend on factors such as:

•	the level of capital expenditures we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including to pay distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future capital expenditures and other matters, established by our general partner in its discretion.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

We make substantial capital expenditures to maintain the operating capacity of our fleet, which reduce our cash available for distribution. In addition, each quarter our general partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.

We must make substantial capital expenditures to maintain, over the long term, the operating capacity of our fleet. These maintenance capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	increases in the size of our fleet;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•	competitive standards.

Our significant maintenance capital expenditures will reduce the amount of cash we have available for distribution to our unitholders.

In addition, our actual maintenance capital expenditures vary significantly from quarter to quarter based on, among other things, the number of vessels drydocked during that quarter. Our partnership agreement requires our general partner to deduct estimated, rather than actual, maintenance capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee at least once a year. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures — as we expect will be the case in the years we are not required to make expenditures for mandatory drydockings — the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus. If our general partner underestimates the appropriate level of estimated maintenance capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures begin to exceed our previous estimates.

We will be required to make substantial capital expenditures to expand the size of our fleet. We generally will be required to make significant installment payments for acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage could increase or our unitholders could be diluted.

We intend to make substantial capital expenditures to increase the size of our fleet, particularly the number of LNG carriers we own.

We have agreed to purchase from Teekay Shipping Corporation its 70% interest in Teekay Nakilat, which owns three LNG newbuildings and related long-term, fixed-rate time charters, for an estimated purchase price of approximately $53.0 million, plus the assumption of approximately $327.7 million of long-term debt. This purchase will take place in connection with the delivery of the first newbuilding scheduled for the fourth quarter of 2006.

In addition, we are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from 2007 to 2011, seven years from the respective commencement dates of the capital leases. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $39.4 million to $41.9 million per vessel, which we expect to accomplish by assuming the existing vessel financing.

We and Teekay Shipping Corporation regularly evaluate and pursue opportunities to provide the marine transportation requirements for new or expanding LNG projects. Teekay Shipping Corporation currently has submitted bids to provide transportation solutions for LNG projects and we and Teekay Shipping Corporation may submit additional bids from time to time. The award process relating to LNG transportation opportunities typically involves various stages and takes several months to complete. The award process for some of the projects upon which Teekay Shipping Corporation has bid are in advanced stages. Neither we nor Teekay Shipping Corporation may be awarded charters relating to any of the projects we or it pursues. If any LNG project charters are awarded to Teekay Shipping Corporation, it must offer them to us pursuant to the terms of the omnibus agreement. In July and August 2005, Teekay Shipping Corporation announced the awards to it of a 70% interest in two LNG carriers and related long-term, fixed-rate time charters to service the Tangguh LNG project in Indonesia and a 40% interest in four LNG carriers and related long-term, fixed-rate time charters to service an LNG project in Qatar. In connection with these awards, Teekay Shipping Corporation has (a) exercised shipbuilding options to construct two 155,000 cubic meter LNG carriers at a total delivered cost of approximately $450 million, which vessels are scheduled to deliver in late 2008 and early 2009, respectively, and (b) entered into agreements to construct four 217,000 cubic meter LNG carriers at a total delivered cost of approximately $1.1 billion, which vessels are scheduled to deliver in the first half of 2008.

If we elect pursuant to the omnibus agreement to obtain Teekay Shipping Corporation’s interests in either or both of these LNG projects or any other projects Teekay Shipping Corporation may be awarded, or if we bid on and are awarded contracts relating to any LNG project, we will need to incur significant capital expenditures to buy Teekay Shipping Corporation’s interest in these LNG projects or to build the LNG carriers.

To fund the remaining portion of these and other capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to meet our minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make cash distributions.

If we were unable to obtain financing required to complete payments on any future newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made.

      Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2005, our consolidated debt, capital lease obligations and debt related to newbuilding vessels to be acquired totaled $1.2 billion. In addition, we have the capacity to borrow additional amounts under our credit facilities. During December 2005, we entered into a $137.5 million nine-year revolving credit facility, which became available to us in January 2006. These facilities may be used by us for general partnership purposes. If we are awarded contracts for new LNG projects, our consolidated debt and capital lease obligations will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms, or at all.

We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, time charter or vessel could result in a significant loss of revenues and cash flow.

We have derived, and believe that we will continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. Compania Espanola de Petroleos, S.A. (or CEPSA), an international oil company, accounted for approximately 47%, 36% and 30% of our revenues during 2003, 2004 and 2005, respectively. In addition, two other customers, Spanish energy companies Repsol YPF, S.A. and Gas Natural SDG, S.A., accounted for 26% and 11% of our revenues in 2003, 18% and 21% of our revenues in 2004 and 33% and 18% of our revenues in 2005, respectively. In addition, Unión Fenosa Gas, S.A. accounted for 16% of our revenues in 2005. Collectively, CEPSA, Repsol YPF, S.A. and Gas Natural SDG, S.A. accounted for approximately 84% and 75% of our revenues during 2003 and 2004, respectively, and, together with Unión Fenosa Gas, S.A., 97% of our revenues in 2005. No other customer accounted for 10% or more of our revenues during any of these periods. As a result of our acquisition of the three Suezmax tankers (or the ConocoPhillips Tankers) from Teekay Shipping Corporation upon the closing of our follow-on pubic offering on November 23, 2005, we will derive a significant portion of our revenues in 2006 from a ConocoPhillips subsidiary, the customer under the related time charter contracts. Likewise, Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II) will be a significant customer following the delivery in 2006 and 2007 of the three LNG newbuildings we have agreed to purchase from Teekay Shipping Corporation and commencement of payments by RasGas II under the related time charters.

We could lose a customer or the benefits of a time charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter, purchase or cause the sale of the vessel or, under some of our charters, convert the time charter to a bareboat charter (some of which rights are exercisable at any time);

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	under some of our time charters, the customer terminates the charter because of the termination of the charterer’s LNG sales agreement supplying the LNG designated for our services, or a prolonged force majeure event affecting the customer, including damage to or destruction of relevant LNG production or regasification facilities, war or political unrest preventing us from performing services for that customer.

If we lose a key LNG time charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most LNG time charters and the lack of an established LNG spot market. If we are unable to re-deploy an LNG carrier, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. In addition, if a customer exercises its right to purchase a vessel, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time charter.

If we lose a key Suezmax tanker customer, we may be unable to obtain other long-term Suezmax charters and may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. If a customer exercises its right under some charters to purchase or force a sale of the vessel, we may be unable to acquire an adequate replacement vessel or may be forced to construct a new vessel. Any replacement newbuilding would not generate revenues during its construction and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

We depend on Teekay Shipping Corporation to assist us in operating our business, competing in our markets, and providing interim financing for certain vessel acquisitions.

Pursuant to certain services agreements between us and certain of our operating subsidiaries, on the one hand, and certain subsidiaries of Teekay Shipping Corporation, on the other hand, the Teekay Shipping Corporation subsidiaries provide to us administrative services and to our operating subsidiaries significant operational services (including vessel maintenance, crewing for some of our vessels, purchasing, shipyard supervision, insurance and financial services) and other technical, advisory and administrative services. Our operational success and ability to execute our growth strategy depend significantly upon Teekay Shipping Corporation’s satisfactory performance of these services. Our business will be harmed if Teekay Shipping Corporation fails to perform these services satisfactorily or if Teekay Shipping Corporation stops providing these services to us.

Our ability to compete for the transportation requirements of LNG projects and to enter into new time charters and expand our customer relationships depends largely on our ability to leverage our relationship with Teekay Shipping Corporation and its reputation and relationships in the shipping industry. If Teekay Shipping Corporation suffers material damage to its reputation or relationships it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with our employees and suppliers.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Teekay Shipping Corporation is also incurring all costs for the construction and delivery of the three RasGas II LNG newbuildings, which we refer to as “warehousing.” Upon their delivery, we will purchase all of the interest of Teekay Shipping Corporation in the vessels at a price that will reimburse Teekay Shipping Corporation for these costs and compensate it for its average weighted cost of capital on the construction payments. We may enter into similar arrangements with Teekay Shipping Corporation in the future. If Teekay Shipping Corporation fails to make construction payments for the RasGas II newbuildings or other vessels that Teekay Shipping Corporation warehouses for us, we could lose access to the vessels as a result of the default or we may need to finance these vessels before they begin operating and generating voyage revenues, which could harm our business and reduce our ability to make cash distributions.

Our growth depends on continued growth in demand for LNG and LNG shipping.

Our growth strategy focuses on continued expansion in the LNG shipping sector. Accordingly, our growth depends on continued growth in world and regional demand for LNG and LNG shipping, which could be negatively affected by a number of factors, such as:

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;

•	availability of new, alternative energy sources, including compressed natural gas; and

•	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

Reduced demand for LNG and LNG shipping would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Growth of the LNG market may be limited by infrastructure constraints and community environmental group resistance to new LNG infrastructure over concerns about the environment, safety and terrorism.

A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and LNG carriers. Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital-intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG infrastructure or disrupt the supply of LNG, including:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

•	local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;

•	any significant explosion, spill or similar incident involving an LNG facility or LNG carrier;

•	labor or political unrest affecting existing or proposed areas of LNG production; and

•	capacity constraints at existing shipyards, which are expected to continue until at least the end of 2008.

If the LNG supply chain is disrupted or does not continue to grow, or if a significant LNG explosion, spill or similar incident occurs, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

One of our principal objectives is to enter into additional long-term, fixed-rate LNG time charters. The process of obtaining new long-term LNG time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. LNG shipping contracts are awarded based upon a variety of factors relating to the vessel operator, including:

•	shipping industry relationships and reputation for customer service and safety;

•	LNG shipping experience and quality of ship operations (including cost effectiveness);

•	quality and experience of seafaring crew;

•	the ability to finance LNG carriers at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

We compete for providing marine transportation services for potential LNG projects with a number of experienced companies, including state-sponsored entities and major energy companies affiliated with the LNG project requiring LNG shipping services. Many of these competitors have significantly greater financial resources than we do or Teekay Shipping Corporation does. We anticipate that an increasing number of marine transportation companies — including many with strong reputations and extensive resources and experience — will enter the LNG transportation sector. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Delays in deliveries of newbuildings could harm our operating results and lead to the termination of related time charters.

We have agreed to purchase Teekay Shipping Corporation’s 70% interest in Teekay Nakilat, which owns the three RasGas II LNG newbuilding carriers, in connection with their deliveries scheduled for the fourth quarter of 2006 and the first half of 2007. The delivery of these vessels, or any other newbuildings we may order or otherwise acquire, could be delayed, which would delay our receipt of revenues under the time charters for the vessels. In addition, under some of our charters if our delivery of a vessel to our customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double, the hire rate during the delay. For prolonged delays, the customer may terminate the time charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

Our receipt of newbuildings could be delayed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances in South Korea or other locations, where our vessels are being or may be built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to finance the purchase of the vessels; or

•	our inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could adversely affect our results or operations and financial condition and our ability to make cash distributions.

We may have more difficulty entering into long-term, fixed-rate time charters if an active short-term or spot LNG shipping market develops.

LNG shipping historically has been transacted with long-term, fixed-rate time charters, usually with terms ranging from 20 to 25 years. One of our principal strategies is to enter into additional long-term, fixed-rate LNG time charters. However, the number of spot and short-term charters has been increasing, with LNG charters under 12 months in duration growing from less than 2% of the market in the late 1990s to almost 12% in 2004. For example, substantially all LNG shipped into the Lake Charles, Louisiana terminal in 2004 was shipped under short-term charters.

If an active spot or short-term market continues to develop, we may have increased difficulty entering into long-term, fixed-rate time charters for our LNG vessels and, as a result, our cash flow may decrease and be less stable. In addition, an active short-term or spot LNG market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed or insufficient funds are available to cover our financing costs for related vessels.

Over time, vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to disposeof a vessel, we may incur a loss.

Vessel values for LNG carriers and Suezmax oil tankers can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in natural gas, oil and energy markets;

•	a substantial or extended decline in demand for natural gas, LNG or oil;

•	increases in the supply of vessel capacity, and

•	the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulation or standards, or otherwise.

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance it, may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy includes selectively acquiring existing LNG carriers or LNG shipping businesses. Historically, there have been very few purchases of existing vessels and businesses in the LNG shipping industry. Factors that may contribute to a limited number of acquisition opportunities in the LNG industry in the near term include the relatively small number of independent LNG fleet owners and the limited number of LNG carriers not subject to existing long-term charter contracts. In addition, competition from other companies could reduce our acquisition opportunities or cause us to pay higher prices.

Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks, such as the attacks that occurred in the United States on September 11, 2001 and the bombings in Spain on March 11, 2004 and in England on July 7, 2005, and the current conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, Spain or elsewhere, which may contribute further to economic instability and disruption of LNG and oil production and distribution, which could result in reduced demand for our services.

In addition, LNG and oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport LNG, natural gas and oil to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of LNG or oil to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

Terrorist attacks, or the perception that LNG facilities and LNG carriers are potential terrorist targets, could materially and adversely affect expansion of LNG infrastructure and the continued supply of LNG to the United States and other countries. Concern that LNG facilities may be targeted for attack by terrorists has contributed to significant community and environmental resistance to the construction of a number of LNG facilities, primarily in North America. If a terrorist incident involving an LNG facility or LNG carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect construction of additional LNG facilities in the United States and other countries or the temporary or permanent closing of various LNG facilities currently in operation.

Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Any disruption caused by these factors could harm our business. In particular, we derive a substantial portion of our revenues from shipping LNG and oil from politically unstable regions. Past political conflicts in these regions, particularly in the Arabian Gulf, have included attacks on ships, mining of waterways and other efforts to disrupt shipping in the area. In addition to acts of terrorism, vessels trading in this and other regions have also been subject, in limited instances, to piracy.

Future hostilities or other political instability in the Arabian Gulf or other regions where we operate or may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and our ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by Spain, the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business and ability to make cash distributions.

Marine transportation is inherently risky, and an incident involving significant loss of or environmental contamination by any of our vessels could harm our reputation and business.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage;

•	delays in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and operating results.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of LNG carriers and oil tankers is inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, we do not carry insurance on our oil tankers covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. Commencing January 1, 2006, Teekay Shipping Corporation began providing off-hire insurance for our LNG carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could result in losses that exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available may be significantly more expensive than our existing coverage.

The marine energy transportation industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

Our operations are affected by extensive and changing environmental protection laws and other regulations and international conventions. We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit our ability to do business or further increase our costs. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

The United States Oil Pollution Act of 1990 (or OPA 90), for instance, increased expenses for us and others in our industry. OPA 90 provides for potentially unlimited joint, several and strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages in U.S. waters, which include the U.S. territorial sea and the 200-nautical mile exclusive economic zone around the United States. OPA 90 applies to discharges of any oil from a vessel, including discharges of oil tanker cargoes and discharges of fuel and lubricants from an oil tanker or LNG carrier. To comply with OPA 90, vessel owners generally incur increased costs in meeting additional maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining required insurance coverage. OPA 90 requires vessel owners and operators of vessels operating in U.S. waters to establish and maintain with the U.S. Coast Guard evidence of insurance or of qualification as a self-insurer or other acceptable evidence of financial responsibility sufficient to meet certain potential liabilities under OPA 90 and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (or CERCLA), which imposes similar liabilities upon owners, operators and bareboat charterers of vessels from which a discharge of “hazardous substances” (other than oil) occurs. While LNG should not be considered a hazardous substance under CERCLA, additives to fuel oil or lubricants used on LNG carriers might fall within its scope. Under OPA 90 and CERCLA, owners, operators and bareboat charterers are jointly, severally and strictly liable for costs of cleanup and damages resulting from a discharge or threatened discharge within U.S. waters. This means we may be subject to liability even if we are not negligent or at fault.

Most states in the United States bordering on a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. An oil spill or other event could result in significant liability, including fines, penalties, criminal liability and costs for natural resource damages. The potential for these releases could increase to the extent we increase our operations in U.S. waters.

OPA 90 and CERCLA do not preclude claimants from seeking damages for the discharge of oil and hazardous substances under other applicable law, including maritime tort law. Such claims could include attempts to characterize seaborne transportation of LNG as an ultra-hazardous activity, which attempts, if successful, would lead to our being strictly liable for damages resulting from that activity.

In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on all vessels in the LNG carrier and oil tanker markets.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

We are paid in Euros under some of our charters, and a majority of our vessel operating expenses and general and administrative expenses currently are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also make payments under two Euro-denominated term loans. If the amount of our Euro-denominated obligations exceeds our Euro-denominated revenues, we must convert other currencies, primarily the U.S. Dollar, into Euros. An increase in the strength of the Euro relative to the U.S. Dollar would require us to convert more U.S. Dollars to Euros to satisfy those obligations, which would cause us to have less cash available for distribution. In addition, if we do not have sufficient U.S. Dollars, we may be required to convert Euros into U.S. Dollars for distributions to unitholders. An increase in the strength of the U.S. Dollar relative to the Euro could cause us to have less cash available for distribution in this circumstance. We have not entered into currency swaps or forward contracts or similar derivatives to mitigate this risk.

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to the Euro also result in fluctuations in our reported revenues and earnings. In addition, under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations are revalued and reported based on the prevailing exchange rate at the end of the period. This revaluation historically has caused us to report significant non-monetary foreign currency exchange gains or losses each period. The primary source for these gains and losses is our Euro-denominated term loans. In 2003 and 2004, we reported foreign currency exchange losses of $71.5 million and $60.8 million, respectively. In 2005, we reported a foreign currency exchange gain of $81.8 million.

Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt our operations and adversely affect our cash flows.

A significant portion of our seafarers, and the seafarers employed by Teekay Shipping Corporation and its other affiliates that crew our vessels, are employed under collective bargaining agreements, which expire at varying times through 2008. The collective bargaining agreement for our Spanish Suezmax tanker crew members (covering five Suezmax tankers) expires at the end of 2008. We may be subject to similar labor agreements in the future. We may be subject to labor disruptions in the future if our relationships deteriorate with our seafarers or the unions that represent them. Our collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Due to our lack of diversification, adverse developments in our LNG or oil marine transportation business could reduce our ability to make distributions to our unitholders.

We rely exclusively on the cash flow generated from our LNG carriers and Suezmax oil tankers that operate in the LNG and oil marine transportation business. Due to our lack of diversification, an adverse development in the LNG or oil shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

Teekay Shipping Corporation and its affiliates may engage in competition with us.

Teekay Shipping Corporation and its affiliates may engage in competition with us. Pursuant to the omnibus agreement, Teekay Shipping Corporation and its controlled affiliates (other than us and our subsidiaries) generally will agree not to own, operate or charter LNG carriers without the consent of our general partner. The omnibus agreement, however, allows Teekay Shipping Corporation or any of such controlled affiliates to:

•	acquire LNG carriers and related time charters as part of a business if a majority of the value of the total assets or business acquired is not attributable to the LNG carriers and time charters, as determined in good faith by the board of directors of Teekay Shipping Corporation; however, if at any time Teekay Shipping Corporation completes such an acquisition, it must offer to sell the LNG carriers and related time charters to us for their fair market value plus any additional tax or other similar costs to Teekay Shipping Corporation that would be required to transfer the LNG carriers and time charters to us separately from the acquired business; or

•	own, operate and charter LNG carriers that relate to a bid or award for a proposed LNG project that Teekay Shipping Corporation or any of its subsidiaries has submitted or hereafter submits or receives; however, at least 180 days prior to the scheduled delivery date of any such LNG carrier, Teekay Shipping Corporation must offer to sell the LNG carrier and related time charter to us, with the vessel valued at its “fully-built-up cost,” which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Shipping Corporation to acquire or construct and bring such LNG carrier to the condition and location necessary for our intended use.

If we decline the offer to purchase the LNG carriers and time charters described above, Teekay Shipping Corporation may own and operate the LNG carriers, but may not expand that portion of its business.

In addition, pursuant to the omnibus agreement, Teekay Shipping Corporation or any of its controlled affiliates (other than us and our subsidiaries) may:

•	acquire, operate or charter LNG carriers if our general partner has previously advised Teekay Shipping Corporation that the board of directors of our general partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the carriers;

•	own and operate the three RasGas II LNG newbuilding carriers and related time charters if we fail to perform our obligation to purchase such vessels under our agreement with Teekay Shipping Corporation;

•	acquire up to a 9.9% equity ownership, voting or profit participation interest in any publicly traded company that owns or operate LNG carriers; and

•	provide ship management services relating to LNG carriers.

If there is a change of control of Teekay Shipping Corporation, the non-competition provisions of the omnibus agreement may terminate, which termination could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Our general partner and its other affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to those of unitholders.

Teekay Shipping Corporation, which owns and controls our general partner, indirectly owns the 2% general partner interest and currently owns a 65.8% limited partner interest in us. Conflicts of interest may arise between Teekay Shipping Corporation and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our general partner or Teekay Shipping Corporation to pursue a business strategy that favors us or utilizes our assets, and Teekay Shipping Corporation’s officers and directors have a fiduciary duty to make decisions in the best interests of the stockholders of Teekay Shipping Corporation, which may be contrary to our interests;

•	the executive officers and three of the directors of our general partner also currently serve as executive officers or directors of Teekay Shipping Corporation and another director of our general partner is employed by an affiliate of Teekay Shipping Corporation;

•	our general partner is allowed to take into account the interests of parties other than us, such as Teekay Shipping Corporation, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	our general partner has limited its liability and reduced its fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, all as set forth in the partnership agreement;

•	our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or to accelerate the expiration of the subordination period;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner controls the enforcement of obligations owed to us by it and its affiliates; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Item 4. Information on the Partnership

A. Overview, History and Development

Overview and History

We are an international provider of liquefied natural gas (or LNG) and crude oil marine transportation services. We were formed on November 3, 2004 by Teekay Shipping Corporation, the world’s largest owner and operator of medium-sized crude oil tankers, to expand its operations in the LNG shipping sector. Our growth strategy focuses on expanding our fleet of LNG carriers under long-term, fixed-rate charters. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we expand our LNG operations. We seek to leverage the expertise, relationships and reputation of Teekay Shipping Corporation and its affiliates to pursue growth opportunities in the LNG shipping sector. As of December 31, 2005, Teekay Shipping Corporation, which owned and controls our general partner, owned a 67.8% limited partner interest in us.

Our fleet, excluding newbuildings, currently consists of four LNG carriers and eight Suezmax class crude oil tankers, all of which are double-hulled. Our fleet is young, with an average age of approximately two years for our LNG carriers and approximately three years for our existing Suezmax tankers, compared to world averages of 12.6 years and 8.1 years, respectively, as of December 31, 2005.

These vessels operate under long-term, fixed-rate time charters with major energy and utility companies. The average remaining term for these charters is approximately 20 years for our LNG carriers and approximately 14 years for our Suezmax tankers, subject, in certain circumstances, to termination or vessel purchase rights.

Our fleet of existing LNG carriers currently has 557,000 cubic meters of total capacity, which will increase to approximately 1.0 million cubic meters by mid-2007 upon delivery of three RasGas II LNG newbuilding carriers described below. The aggregate capacity of our Suezmax tanker fleet is 1,252,700 deadweight tonnes.

Our original fleet was established by Naviera F. Tapias S.A. (or Tapias), a private Spanish company founded in 1991 to ship crude oil. Tapias began shipping LNG with the acquisition of its first LNG carrier in 2002. Teekay Shipping Corporation acquired Tapias in April 2004 and changed its name to Teekay Shipping Spain S.L. (or Teekay Spain). As part of the acquisition, Teekay Spain retained Tapias’s senior management, including its chief executive officer, and other personnel, who continue to manage the day-to-day operations of Teekay Spain with input on strategic decisions from our general partner. Teekay Spain also obtains strategic consulting, advisory, ship management, technical and administrative services from affiliates of Teekay Shipping Corporation.

We were formed in connection with our initial public offering. Upon the closing of that offering on May 10, 2005, we acquired Teekay Spain, among other assets, and began operating as a publicly traded limited partnership.

We are incorporated under the laws of the Republic of The Marshall Islands as Teekay LNG Partners L.P. and maintain our principal executive headquarters at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, The Bahamas. Our telephone number at such address is (242) 502-8820.

Agreement to Purchase RasGas II Interest

We have agreed to acquire from Teekay Shipping Corporation its 70% interest in Teekay Nakilat, which owns three 151,700 cubic meter, double-hulled LNG newbuilding carriers. We expect to take delivery of these LNG newbuildings during the fourth quarter of 2006 and the first half of 2007. Upon their deliveries, the vessels will provide transportation services under 20-year, fixed-rate time charters to RasGas II, a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation, established for the purpose of expanding LNG production in Qatar.

During January 2006, Teekay Shipping Corporation completed a 30-year U.K. lease arrangement that will be used to finance the purchase of the three RasGas II LNG newbuilding carriers owned by Teekay Nakilat. The tax benefits of this lease arrangement are expected to reduce the equity portion of our purchase of Teekay Shipping Corporation’s 70% interest in Teekay Nakilat by approximately $40 million, from approximately $93 million to approximately $53 million. We also expect to assume approximately $328 million of long-term debt as part of this purchase.

Potential Additional LNG Projects

We have the contractual right to acquire from Teekay Shipping Corporation its interest in LNG projects it is awarded. These include the following projects that were awarded to Teekay Shipping Corporation in July and August 2005:

•	Tangguh LNG Project. Corporation has been awarded a 70% interest in two LNG carriers and related 20-year, fixed-rate time charters to service the Tangguh LNG project in Indonesia. The customer will be The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Shipping Corporation has contracted to construct two double-hulled LNG carriers of 155,000 cubic meters each at a total delivered cost of approximately $450 million. Teekay Shipping Corporation will finance its 70% share of such amount. The charters will commence upon vessel deliveries, which are scheduled for late 2008 and early 2009. Teekay Shipping Corporation will have operational responsibility for the vessels in this project. The remaining 30% interest in the project is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk.

•	RasGas 3 LNG Project. Teekay Shipping Corporation has been awarded a 40% interest in four LNG carriers and related 25-year, fixed-rate time charters (with options to extend up to an additional 10 years) to service expansion of the LNG project in Qatar. The customer will be Ras Laffan Liquefied Natural Gas Co. Limited (3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation. Teekay Shipping Corporation has contracted to construct four double-hulled LNG carriers of 217,000 cubic meters each at a total delivered cost of approximately $1.1 billion. Teekay Shipping Corporation will finance its 40% share of such amount. The charters will commence upon vessel deliveries, which are scheduled for the first half of 2008. The remaining 60% interest in the project will be held by Qatar Gas Transport Company Ltd. (Nakilat). Teekay Shipping Corporation will have operational responsibility for the vessels in this project, although our partner may assume operational responsibility beginning 10 years following delivery of the vessels.

Teekay Shipping Corporation is obligated to offer us the opportunity to pursue these projects no later than 180 days before the respective scheduled delivery dates of the vessels. The conflicts committee of our general partner’s board of directors must approve any decision to pursue or decline such an opportunity. Our management may recommend not pursuing either of these opportunities, our conflicts committee may not approve pursuing them or we may not have the financial ability to pursue them. If we decline an LNG project awarded to Teekay Shipping Corporation and offered to us, Teekay Shipping Corporation may pursue the project and we will have no further rights in the project.

B. Operations

LNG Carrier Segment

The vessels in our fixed-rate LNG segment compete in the LNG market. LNG carriers are usually chartered to carry LNG pursuant to time charter contracts, where a vessel is hired for a fixed period of time, usually between 20 and 25 years, and the charter rate is payable to the owner on a monthly basis. LNG shipping historically has been transacted with these long-term, fixed-rate time charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Although most shipping requirements for new LNG projects continue to be provided on a long-term basis, spot voyages (typically consisting of a single voyage) and short-term time charters of less than 12 months duration have grown from 1% of the market in 1992 to 12% in 2004.

In the LNG market, we compete principally with other private and state-controlled energy and utilities companies that generally operate captive fleets, and independent ship owners and operators. Many major energy companies compete directly with independent owners by transporting LNG for third parties in addition to their own LNG. Given the complex, long-term nature of LNG projects, major energy companies historically have transported LNG through their captive fleets. However, independent fleet operators have been obtaining an increasing percentage of charters for new or expanded LNG projects as major energy companies have continued to divest non-core businesses.

LNG carriers transport LNG internationally between liquefaction facilities and import terminals. After natural gas is transported by pipeline from production fields to a liquefaction facility, it is supercooled to a temperature of approximately negative 260 degrees Fahrenheit. This process reduces its volume to approximately 1/600th of its volume in a gaseous state. The reduced volume facilitates economical storage and transportation by ship over long distances, enabling countries with limited natural gas reserves or limited access to long-distance transmission pipelines to import natural gas. LNG carriers include a sophisticated containment system that holds and insulates the LNG so it maintains its liquid form. LNG is transported overseas in specially built tanks on double-hulled ships to a receiving terminal, where it is offloaded and stored in heavily insulated tanks. In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state (or regasified) and then shipped by pipeline for distribution to natural gas customers.

Most new vessels, including all of our vessels, are being built with a membrane containment system. These systems are built inside the carrier and consist of insulation between thin primary and secondary barriers that are designed to accommodate thermal expansion and contraction without overstressing the membrane. New LNG carriers are generally expected to have a lifespan of approximately 35 to 40 years. Unlike the oil tanker industry, there currently are no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As of December 31, 2005, our LNG carriers had an average age of approximately two years, compared to the world LNG carrier fleet average age of approximately 13 years. In addition, as at that date, there were approximately 194 vessels in the world LNG fleet and approximately 127 additional LNG carriers under construction or on order for delivery through 2010.

The following table provides additional information about our LNG vessels as of December 31, 2005.

Vessel                       Capacity    Delivery    Our Ownership        Charterer    Remaining Charter Term(1)
                          (cubic meters)
Operating LNG carriers:
Hispania Spirit ............ 140,500   Sept. 2002         100%            Repsol YPF         17 years (4)
Catalunya Spirit ........... 138,000    Aug. 2003   Capital lease (2)   Gas Natural SDG      18 years (4)
Galicia Spirit ............. 140,500    July 2004         100%          Union Fenosa Gas     24 years (5)
Madrid Spirit .............. 138,000    Dec. 2004   Capital lease (2)     Repsol YPF         19 years (4)
Newbuildings:
Hull No. 2238 .............. 151,700    Oct. 2006    Teekay-owned (3)     RasGas II          20 years (6)
Hull No. 2239 .............. 151,700    Jan. 2007    Teekay-owned (3)     RasGas II          20 years (6)
Hull No. 2240 .............. 151,700    Apr. 2007    Teekay-owned (3)     RasGas II          20 years (6)
                           ----------
 Total Capacity: ..........1,012,100
                           ==========
(1)	Each of our time charters are subject to certain termination and purchase obligations.

(2)	We lease the vessel under a Spanish tax lease arrangement and will purchase the vessel when the lease terminates in 2006 for the Catalunya Spirit and 2011 for the Madrid Spirit. Please read Item 18 – Financial Statements: Note 5 – Capital Lease Obligations and Restricted Cash.

(3)	These newbuilding vessels are currently owned by subsidiaries of Teekay Shipping Corporation. Upon the delivery of the first vessel, we will purchase Teekay Shipping Corporation’s 70% interest in Teekay Nakilat, which owns the vessels. Until delivery, Teekay Shipping Corporation has agreed to finance the construction of these three vessels, which allows us to defer our need to finance them. The delivery dates for the newbuildings are based on current shipyard schedules. Please read Item 18 – Financial Statements: Note 13(e) – Related Party Transactions, Note 15 – Commitments and Contingencies, and Note 18 – Subsequent Events.

(4)	The charterer has two options to extend the term for an additional five years each.

(5)	The charterer has one option to extend the term for an additional five years.

(6)	The charterer has three options to extend the term for an additional five years each.

Repsol and Gas Natural accounted for 26% and 11% of our 2003 revenues, 18% and 21% of our 2004 revenues and 33% and 18% of our 2005 revenues, respectively. In addition, Unión Fenosa Gas, S.A. accounted for 16% of our 2005 revenues. No other LNG customer accounted for 10% or more of our revenues during any of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

Each LNG carrier that is owned by us or Teekay Shipping Corporation, other than the Galicia Spirit, is encumbered by a mortgage relating to the vessel’s financing. Each of the Catalunua Spirit and the Madrid Spirit is subject to a capital lease and a mortgage associated with our financing of the restricted cash deposits associated with the vessel.

For 2005, 2004 and 2003, approximately 67.4%, 49.7% and 39.7%, respectively, of our net voyage revenues were earned by the vessels in the LNG carrier segment. Please see Item 5 — Operating and Financial Review and Prospects: Results of Operations.

Suezmax Tanker Segment

Oil has been the world’s primary energy source for a number of decades. Seaborne crude oil transportation is a mature industry. The two main types of oil tanker operators are major oil companies (including state-owned companies) that generally operate captive fleets, and independent operators that charter out their vessels for voyage or time-charter use. Most conventional oil tankers controlled by independent fleet operators are hired for one or a few voyages at a time at fluctuating market rates based on the existing tanker supply and demand. These charter rates are extremely sensitive to this balance of supply and demand, and small changes in tanker utilization have historically led to relatively large short-term rate changes. Long-term, fixed-rate charters for crude oil transportation, such as those applicable to our Suezmax tanker fleet, are less typical in the industry. As used in this discussion, “conventional” oil tankers exclude those vessels that can carry dry bulk and ore, tankers that currently are used for storage purposes and shuttle tankers that are designed to transport oil from offshore production platforms to onshore storage and refinery facilities.

Oil tanker demand is primarily a function of several factors, including the locations of oil production, refining and consumption and world oil demand and supply while oil tanker supply is primarily a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage.

The majority of crude oil tankers range in size from approximately 80,000 to approximately 320,000 deadweight tonnes (or dwt). Suezmax tankers are the mid-size of the various primary oil tanker types, typically sized from 120,000 to 200,000 dwt. As of December 31, 2005, the world tanker fleet included 279 conventional Suezmax vessels, representing approximately 12% of worldwide oil tanker capacity, excluding tankers under 10,000 dwt.

As of December 31, 2005, our Suezmax tankers had an average age of approximately three years, compared to the average age of 8.1 years for the world Suezmax conventional tanker fleet. New Suezmax tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, United States and international regulations require the phase-out of double-hulled vessels by 25 years. All of our Suezmax tankers are double-hulled.

The following table provides additional information about our Suezmax oil tankers as of December 31, 2005.

                                                                                                     Remaining
Tanker                             Capacity     Delivery      Our Ownership        Charterer        Charter Term
                                    (dwt)
Operating Suezmax tankers:
Tenerife Spirit ................   159,500     July 2000     Capital lease (1)        CEPSA         15 years (2)
Algeciras Spirit ...............   159,500     Oct. 2000     Capital lease (1)        CEPSA         15 years (2)
Huelva Spirit ..................   159,500     Mar. 2001     Capital lease (1)        CEPSA         16 years (2)
Teide Spirit ...................   159,500     Oct. 2004     Capital lease (1)        CEPSA         19 years (2)
Toledo Spirit ..................   159,500     July 2005     Capital lease (1)        CEPSA         20 years (2)
European Spirit ................   151,800    Sept. 2003          100%           ConocoPhillips     10 years (3)
African Spirit .................   151,700     Nov. 2003          100%           ConocoPhillips     10 years (3)
Asian Spirit ...................   151,700     Jan. 2004          100%           ConocoPhillips     10 years (3)
                                ------------
 Total Capacity: ..............  1,252,700
                                ============
(1)	We are the lessee under a capital lease arrangement and are required to purchase the vessel seven years after the commencement of the capital lease, which we expect to accomplish by assuming the existing vessel financing. Please read Item 18 – Financial Statements: Note 5 – Capital Lease Obligations and Restricted Cash.

(2)	CEPSA has the right to terminate the time charter 13 years after the original delivery date, in which case we are generally expected to sell the vessel, subject to our right of first refusal to purchase the vessel.

(3)	The term of the time charter is 12 years from the original delivery date, which may be extended at the customer’s option for up to an additional six years. In addition, the customer has the right to terminate the time charter upon notice and payment of a cancellation fee. Either party also may require the sale of the vessel at any time, subject to the other party’s right of first refusal to purchase the vessel.

CEPSA accounted for 47%, 36%, and 30% of our 2003, 2004 and 2005 revenues, respectively. No other Suezmax tanker customer accounted for 10% or more of our revenues during either of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

For 2005, 2004 and 2003, approximately 32.6%, 50.3% and 60.3%, respectively, of our net voyage revenues were earned by the vessels in the Suezmax tanker segment. Please see Item 5 – Operating and Financial Review and Prospects: Results of Operations.

Business Strategies

Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:

•	Acquire new LNG carriers built to project specifications after long-term, fixed-rate time charters have been awarded for an LNG project. Our LNG carriers (including the three RasGas II vessels) were built or will be built to customer specifications included in the related long-term, fixed-rate time charters for the vessels. We intend to continue our practice of acquiring LNG carriers as needed for approved projects only after the long-term, fixed-rate time charters for the projects have been awarded, rather than ordering vessels on a speculative basis. We believe this approach is preferable to speculative newbuilding because it:

•	eliminates the risk of incremental or duplicative expenditures to alter our LNG carriers to meet customer specifications;

•	facilitates the financing of new LNG carriers based on their anticipated future revenues; and

•	ensures that new vessels will be employed upon acquisition, which should generate more stable cash flow.

•	Expand our LNG operations globally. We seek to capitalize on opportunities emerging from the global expansion of the LNG sector by selectively targeting:

•	long-term, fixed-rate time charters wherever significant LNG liquefaction and regasification facilities are being built or expanded;

•	joint ventures and partnerships with companies that may provide increased access to opportunities in attractive LNG importing and exporting geographic regions; and

•	strategic vessel and business acquisitions.

•	Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. LNG project operators seek LNG transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We seek to leverage our own and Teekay Shipping Corporation’s operational expertise to create a sustainable competitive advantage with consistent delivery of superior customer service by our:

•	responsiveness, reliability, professionalism and integrity;

•	adoption of responsible environmental practices and strict adherence to environmental regulations;

•	dedication to safe operations, commencing with our care in selecting and training our sea and office personnel; and

•	use of customer feedback and industry and internal performance measures to drive continuous improvements.

•	Manage our Suezmax tanker fleet to provide stable cash flows. The remaining terms for our existing long-term Suezmax tanker charters are 10 to 20 years. We believe the fixed-rate time charters for our oil tanker fleet provide us stable cash flows during their terms and a source of funding for expanding our LNG operations. Depending on prevailing market conditions during and at the end of each existing charter, we may seek to extend the charter, enter into a new charter, operate the vessel on the spot market or sell the vessel, in order to maximize returns on our Suezmax fleet while managing residual risk.

While our primary business objective is to increase distributable cash flow per unit by executing the previously mentioned strategies, we may consider other opportunities to which our competitive strengths are well suited.

Competitive Strengths

We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

•	We have a strategic platform from which to expand our presence in the rapidly growing LNG marine transportation sector. We currently operate four LNG carriers and are scheduled to receive deliveries of the three RasGas II LNG newbuildings beginning in the fourth quarter of 2006 through the first half of 2007. Our LNG fleet, combined with our existing relationships with leading energy and utility companies in Spain, a significant importer of LNG, and our new relationship, through RasGas II, to the important LNG exporting nation of Qatar, give us a significant presence in the rapidly growing LNG marine transportation sector. We believe this platform provides a strategic base from which we will seek to expand existing relationships and attract new customers.

•	Our management and the personnel of Teekay Shipping Corporation’s subsidiaries who provide services to us have extensive experience in fleet expansion. The Chief Executive Officer and Chief Financial Officer of our general partner, key employees of our subsidiary Teekay Spain and personnel of other subsidiaries of Teekay Shipping Corporation who provide services to us pursuant to advisory and administrative services agreements have extensive experience in fleet expansion through a combination of newbuildings, vessel and business acquisitions and, in some cases, joint ventures. These individuals have overseen all aspects of the construction of over 50 newbuildings, including:

•	identifying and pre-qualifying shipyards with reputations for quality workmanship and timely vessel completion;

•	advising customers about technical vessel specifications and suggested improvements, and conducting related negotiations with the shipyard; and

•	supervising construction quality and shipyard progress toward identified budgetary constraints and completion milestones.

•	We believe our relationship with Teekay Shipping Corporation and its prominence and customer relationships in the shipping industry significantly enhances our growth opportunities. Established in 1973, Teekay Shipping Corporation has achieved a global brand name in the shipping industry, developed an extensive network of long-standing relationships with major energy companies and earned a reputation for reliability, safety and excellence. We believe that our relationship with Teekay Shipping Corporation significantly enhances our growth opportunities and that we are able to leverage this relationship to our advantage in competing for the transportation requirements of LNG projects and in attracting and retaining long-term charter contracts throughout the world. We also believe that Teekay Shipping Corporation’s established relationships with leading shipyards and the high number of newbuilding orders it places with these shipyards will facilitate our interactions with these shipyards during periods of shipyard production constraints, which is anticipated over the next few years.

We supplement our operational experience through continued access to Teekay Shipping Corporation’s expertise in various functions critical to our vessel operations. The key employees of our primary operating subsidiary, Teekay Spain, bring to us significant technical, financial and commercial capabilities relating to vessel operations and other business matters. Through Teekay Shipping Corporation’s extensive experience operating its large fleet and its commitment to exceptional customer service, it has developed specialized core competencies addressing various functions critical to its and our operations, has adopted best practices in the shipping industry and has developed an infrastructure to efficiently coordinate and implement these skills and practices.

We believe these services complement our existing operational experience and provide strict quality and cost controls and effective safety monitoring.

•	We have financial flexibility to pursue acquisitions and other expansion opportunities through additional debt borrowings and the issuance of additional partnership units. As of March 31, 2006, our existing revolving credit facilities provided us access to $214.5 million for working capital and acquisition purposes. We believe that borrowings available under our revolving credit facilities, access to other bank financing facilities and the debt capital markets, and our ability to issue additional partnership units will provide us with financial flexibility to pursue acquisition and expansion opportunities.

Safety, Management of Ship Operations and Administration

Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety, environment and integrity of our vessels. We are also committed to reducing our emissions and waste generation.

We established key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets.

Teekay Shipping Corporation, through its subsidiaries, assists us in managing our ship operations. Teekay Shipping Corporation has obtained through Det Norske Veritas, the Norwegian classification society, approval of its safety management system as in compliance with the International Safety Management Code (or ISM Code), and this system has been implemented for our Bahamian-flagged vessels. Spain’s flag administration has approved this safety management system for our Spanish-flagged vessels. As part of Teekay Shipping Corporation’s ISM Code compliance, all of our vessels’ safety management certificates are being maintained through ongoing internal audits performed by Teekay Shipping Corporation’s certified internal auditors and intermediate external audits performed by Det Norske Veritas or Spain’s flag administration.

In addition to our operational experience, Teekay Shipping Corporation’s in-house global shore staff performs, through its subsidiaries, the full range of technical, commercial and business development services for our LNG operation. This staff also provides administrative support to our operations in finance, accounting and human resources. This affords a safe, efficient and cost-effective operation and, pursuant to administrative services agreements with certain subsidiaries of Teekay Shipping Corporation, access to human resources, financial and other administrative functions.

Critical ship management functions that Teekay Shipping Corporation has agreed to provide to us through its Teekay Marine Services division located in various offices around the world include:

•	vessel maintenance;

•	crewing;

•	purchasing;

•	shipyard supervision;

•	insurance; and

•	financial services.

These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management.

In addition, Teekay Shipping Corporation’s day-to-day focus on cost control is applied to our operations. In 2003, Teekay Shipping Corporation and two other shipping companies established a purchasing alliance, Teekay Bergesen Worldwide, which leverages the purchasing power of the combined fleets, mainly in such commodity areas as lube oils, paints and other chemicals. Through our arrangements with Teekay Shipping Corporation, we benefit from this purchasing alliance.

We believe that the generally uniform design of some of our existing and newbuilding vessels and the adoption of common equipment standards provides operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering.

Risk of Loss, Insurance and Risk Management

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of LNG and crude oil is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. The occurrence of any of these events may result in loss of revenues or increased costs.

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather. Protection and indemnity insurance indemnifies us against liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism) and, for our LNG carriers, loss of revenues resulting from vessel off-hire time due to a marine casualty or an officer or crew strike. Commencing January 1, 2006, Teekay Shipping Corporation has provided off-hire insurance for our LNG carriers. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot assure that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution.

We use in our operations Teekay Shipping Corporation’s thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations. We believe we benefit from Teekay Shipping Corporation’s commitment to safety and environmental protection as certain of its subsidiaries assist us in managing our vessel operations.

Classification, Audits and Inspections

The hull and machinery of all our vessels is “classed” by one of the major classification societies: Det Norske Veritas or Lloyd’s Register of Shipping. The classification society certifies that the vessel has been built and maintained in accordance with its rules. Each vessel is inspected by a classification society surveyor annually, with either the second or third annual inspection being a more detailed survey (or an Intermediate Survey) and the fourth or fifth annual inspection being the most comprehensive survey (or a Special Survey). The inspection cycle resumes after each Special Survey. Vessels also may be required to be drydocked at each Intermediate and Special Survey for inspection of the underwater parts of the vessel in addition to a more detailed inspection of the hull and machinery. Many of our vessels have qualified with their respective classification societies for drydocking every four or five years in connection with the Special Survey and are no longer subject to drydocking at Intermediate Surveys. To qualify, we were required to enhance the resiliency of the underwater coatings of each vessel and mark the hull to accommodate underwater inspections by divers.

The vessel’s flag state, or the vessel’s classification society if nominated by the flag state, also inspects our vessels to ensure they comply with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a signatory.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a condition to chartering, and regular inspections are standard practice under long-term charters as well.

Port state authorities, such as the U.S. Coast Guard, also inspect our vessels when they visit their ports.

We believe that our relatively new, well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

Our vessels are also regularly inspected by our seafaring staff, who perform much of the necessary routine maintenance. Shore-based operational and technical specialists also inspect our vessels at least twice a year. Upon completion of each inspection, action plans are developed to address any items requiring improvement. All plans are monitored until they are completed. The objectives of these inspections are to:

•	ensure our operating standards are being adhered to;

•	maintain the structural integrity of the vessel;

•	maintain machinery and equipment to give full reliability in service;

•	optimize performance in terms of speed and fuel consumption; and

•	ensure the vessel’s appearance will support our brand and meet customer expectations.

To achieve our vessel structural integrity objective, we use a comprehensive “Structural Integrity Management System” developed by Teekay Shipping Corporation. This system is designed to closely monitor the condition of our vessels and to ensure that structural strength and integrity are maintained throughout a vessel’s life.

Teekay Shipping Corporation, who assists us in managing our ship operations, through its subsidiaries, has obtained approval for its safety management system as being in compliance with the ISM Code. Teekay Shipping Corporation’s safety management system has also been certified as being compliant with the International Standards Organization’s (or ISO) 9001 for quality assurance, ISO 14001 for environment management systems, OHSAS 18001 for Occupational Health and Safety, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis. To maintain compliance, the system is audited regularly by either the vessels’ flag state or, when nominated by the flag state, a classification society. Certification is valid for five years subject to satisfactorily completing internal and external audits.

Properties

Other than our vessels, we do not have any material property.

Organizational Structure

The following is a list of the Partnership’s significant subsidiaries as at December 31, 2005, all of which we wholly own:

Name of Significant Subsidiary                       State or Jurisdiction of Incorporation

Naviera Teekay Gas, SL...............................Spain
Naviera Teekay Gas II, SL............................Spain
Naviera Teekay Gas III, SL...........................Spain
Naviera Teekay Gas IV, SL............................Spain
Single Ship Limited Liability Companies..............Marshall Islands
Teekay Luxembourg Sarl...............................Luxembourg
Teekay Shipping Spain SL.............................Spain

C. Regulations

General

Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws, and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater inspection and safety requirements on all vessels in the LNG carrier and oil tanker markets and will accelerate the scrapping of older vessels throughout these industries.

Regulation – International Maritime Organization (or IMO)

IMO regulations include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Security Code for Ports and Ships (or ISPS), the ISM Code, the International Convention on Prevention of Pollution from Ships (the MARPOL Convention), the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention on Load Lines of 1966, and, specifically with respect to LNG carriers, the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the IGC Code). SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the IGC Code, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s compliance with requirements of the ISM Code relating to the development and maintenance of an extensive “Safety Management System.” Such a system includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Each of the existing vessels in our fleet currently is ISM Code-certified, and we expect to obtain safety management certificates for each newbuilding vessel upon delivery.

ISPS was adopted in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. The United States implemented ISPS with the adoption of the Maritime Transportation Security Act of 2002 (or MTSA), which requires vessels entering U.S. waters to obtain certification of plans to respond to emergency incidents there, including identification of persons authorized to implement the plans. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and MTSA, and we expect all relevant newbuildings to comply upon delivery.

LNG carriers are also subject to regulation under the IGC Code. Each LNG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG carriers currently is in substantial compliance with the IGC Code, and each of our LNG newbuilding shipbuilding contracts requires compliance prior to delivery.

Under IMO regulations, an oil tanker must be of double-hull construction, be of a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

In December 2003, the IMO revised its regulations relating to the prevention of pollution from oil tankers. These regulations, which became effective April 5, 2005, accelerate the mandatory phase-out of single-hull tankers and impose a more rigorous inspection regime for older tankers. All of our oil tankers are double-hulled and were delivered after July 6, 1996, so our tankers will not be affected directly by these IMO regulations.

Annex VI to MARPOL, which became effective internationally on May 19, 2005, sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI also imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with more stringent controls on sulfur emissions. For vessels over 400 gross tons, Annex VI imposes various survey and certification requirements. The United States has not yet ratified Annex VI. Vessels operated internationally, however, are subject to the requirements of Annex VI in those countries that have implemented its provisions. We believe that the cost of our complying with Annex VI will not be material.

Environmental Regulations – The United States Oil Pollution Act of 1990 (or OPA 90)

OPA 90 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, fuel (or bunkers) or lubricants. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States.

Under OPA 90, vessel owners, operators and bareboat charters are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and cleanup costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:

•	natural resources damages and the related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons per incident, subject to possible adjustment for inflation. These limits of liability would not apply if the incident were proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. We currently plan to continue to maintain for each of our vessel’s pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.

Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in United States waters must be built with double-hulls. All of our existing tankers are, and all of our newbuildings will be, double-hulled.

In December 1994, the United States Coast Guard (or Coast Guard) implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response, Compensation, and Liability Act (or CERCLA) liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to agency approval. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA.

The Coast Guard’s regulations concerning certificates of financial responsibility (or COFR) provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes COFR. In addition, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided COFR under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

The Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by obtaining financial guaranties from a third party. If other vessels in our fleet trade into the United States in the future, we expect to obtain additional guaranties from third-party insurers or to provide guaranties through self-insurance.

OPA 90 and CERCLA permit individual states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. We intend to comply with all applicable state regulations in the ports where our vessels call.

Owners or operators of tank vessels operating in United States waters are required to file vessel response plans with the Coast Guard, and their tank vessels are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

We have filed vessel response plans with the Coast Guard for the tankers we own and have received approval of such plans for all vessels in our fleet to operate in United States waters. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

OPA 90 allows U.S. state legislatures to pre-empt associated regulation if the state’s regulations are equal or more stringent. Several coastal states such as California, Washington and Alaska require state-specific COFR and vessel response plans.

CERCLA contains a similar liability regime to OPA 90, but applies to the discharge of “hazardous substances” rather than “oil.” Petroleum products and LNG should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on LNG carriers might fall within its scope. CERCLA imposes strict joint and several liability upon the owner, operator or bareboat charterer of a vessel for cleanup costs and damages arising from a discharge of hazardous substances.

OPA 90 and CERCLA do not preclude claimants from seeking damages for the discharge of oil and hazardous substances under other applicable law, including maritime tort law. Such claims could include attempts to characterize the transportation of LNG aboard a vessel as an ultra-hazardous activity under a doctrine that would impose strict liability for damages resulting from that activity. The application of this doctrine varies by jurisdiction. There can be no assurance that a court in a particular jurisdiction will not determine that the carriage of oil or LNG aboard a vessel is an ultra-hazardous activity, which would expose us to strict liability for damages we cause to injured parties even when we have not acted negligently.

Environmental Regulation – Other Environmental Initiatives

Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil (not LNG) as cargo, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $6.5 million plus approximately $899 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $128 million per vessel and the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency, have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the transmission, distribution, supply and storage of LNG, the discharge of ballast water and the discharge of bunkers as potential pollutants, and requiring the installation on ocean-going vessels of pollution prevention equipment such as oily water separators and bilge alarms.

D. Taxation of the Partnership

Marshall Islands Taxation

Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions by our subsidiaries to us will not be subject to Marshall Islands taxation.

United States Taxation

This section is based upon provisions of the U.S. Internal Revenue Code of 1986 (or the IRC) as in effect on the date of this Annual Report, existing final, temporary and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we”, “our” or “us” are references to Teekay LNG Partners L.P. and its direct or indirect wholly owned subsidiaries that have properly elected to be disregarded as entities separate from Teekay LNG Partners L.P. for U.S. federal tax purposes.

Classification as a Partnership. For purposes of U.S. federal income taxes, a partnership is not a taxable entity, and although it may be subject to withholding taxes on behalf of its partners under certain circumstances, a partnership itself incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss, deduction and credit of the partnership in computing his U.S. federal income tax liability, regardless of whether cash distributions are made to him by the partnership.

Section 7704 of the IRC provides that publicly traded partnerships will, as a general rule, be treated as corporations for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships whose “qualifying income” represents 90% or more of their gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including liquefied natural gas. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We recently received a ruling from the IRS that we requested in connection with our initial public offering to the effect that the income we derive from transporting LNG and crude oil pursuant to time charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively.

We estimate that less than 5% of our current income is not qualifying income; however, this estimate could change from time to time. There are a number of factors that could cause the percentage of our income that is qualifying income to vary. For example, we have not received an IRS ruling or an opinion of counsel that any income or gain we recognize from foreign currency transactions or from interest rate swaps is qualifying income. Under some circumstances, such as a significant increase in interest rates, the percentage of such income or gain in relation to our total gross income could be substantial. However, we do not expect income or gains from foreign currency transactions or interest rate swaps to constitute a significant percentage of our current or future gross income for U.S. federal income tax purposes.

Possible Classification as a Corporation. If we fail to meet the Qualifying Income Exception described previously with respect to our classification as a partnership for U.S. federal income tax purposes, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as a non-U.S. corporation for U.S. federal income tax purposes. If previously treated as a partnership, our change in status would be deemed to have been effected by our transfer of all of our assets, subject to liabilities, to a newly formed non-U.S. corporation, in return for stock in that corporation, and then our distribution of that stock to our unitholders and other owners in liquidation of their interests in us.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss, deduction and credit would not pass through to unitholders. Instead, we would be subject to U.S. federal income tax based on the rules applicable to foreign corporations, not partnerships, and such items would be treated as our own. Any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero.

Taxation of Operating Income. In the event we were treated as a corporation, our operating income may be subject to U.S. federal income taxation under one of two alternative tax regimes (the 4% gross basis tax or the net basis tax, as described below).

The 4% Gross Basis Tax. We may be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross income (without benefit of deductions) attributable to transportation that begins or ends (but not both) in the United States, unless the Section 883 Exemption applies (as more fully described below under “— The Section 883 Exemption”) and we file a U.S. federal income tax return to claim that exemption. For this purpose, gross income attributable to transportation (or transportation income) includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes time charter or bareboat charter income. The U.S. source portion of our transportation income is deemed to be 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of the transportation income attributable to such voyages is subject to U.S. federal income tax. Although the entire amount of transportation income from voyages that begin and end in the United States would be fully taxable in the United States, we currently do not expect to have any transportation income from voyages that begin and end in the United States; however, there is no assurance that such voyages will not occur.

Net Income Tax and Branch Tax Regime. We currently do not expect to have a fixed place of business in the United States. Nonetheless, if this were to change or we otherwise were treated as having such a fixed place of business involved in earning U.S. source transportation income, such transportation income may be treated as effectively connected with the conduct of a trade or business in the United States. Any income that we earn that is treated as U.S. effectively connected income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35%), unless the Section 883 Exemption (as discussed below) applied. The 4% U.S. federal income tax described above is inapplicable to U.S. effectively connected income, however.

Unless the Section 883 Exemption applied, a 30% branch profits tax imposed under Section 884 of the IRC also would apply to our earnings that result from U.S. effectively connected income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us. Furthermore, on the sale of a vessel that has produced U.S. effectively connected income, we could be subject to the net basis corporate income tax and to the 30% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced U.S. effectively connected income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on sale of a vessel because it is expected that any sale of a vessel will be structured so that it is considered to occur outside of the United States and so that it is not attributable to an office or other fixed place of business in the United States.

The Section 883 Exemption. In general, if a non-U.S. corporation satisfies the requirements of Section 883 of the IRC and the regulations thereunder (or the Final Section 883 Regulations), it will not be subject to the 4% gross basis tax or the net basis tax described above on its U.S. source transportation income attributable to voyages that begin or end (but not both) in the United States (or U.S. Source International Shipping Income).

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption) and it meets one of three ownership tests (or the Ownership Test) described in the Final Section 883 Regulations.

The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, in the event we were treated as a corporation for U.S. federal income tax purposes, our U.S. Source International Shipping Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes), would be exempt from U.S. federal income taxation provided we meet the Ownership Test. We believe that we should satisfy the Ownership Test. However, the determination of whether we will satisfy the Ownership Test at any given time depends upon a multitude of factors, including Teekay Shipping Corporation’s ownership of us, whether Teekay Shipping Corporation’s stock is publicly traded, the concentration of ownership of Teekay Shipping Corporation’s own stock and the satisfaction of various substantiation and documentation requirements. There can be no assurance that we will satisfy these requirements at any given time and thus that our U.S. Source International Shipping Income would be exempt from U.S. federal income taxation by reason of Section 883 in any of our taxable years if we were treated as a corporation.

Consequences of Possible PFIC Classification. A non-United States entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either (1) at least 75% of its gross income is “passive” income or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

Based upon our current assets and operations, we do not believe that we would be considered to be a PFIC even if we were treated as a corporation. There are, however, legal uncertainties involved and, in addition, there is no assurance that the nature of our assets, income and operations will remain the same in the future.

Consequences of Possible Controlled Foreign Corporation Classification. If more than 50% of either the total combined voting power of our outstanding units entitled to vote or the total value of all of our outstanding units were owned, actually or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, actually or constructively, 10% or more of the total combined voting power of our outstanding units entitled to vote, we could be treated as a controlled foreign corporation (or CFC) at any such time as we are properly classified as a corporation for U.S. federal income tax purposes. However, we believe we are not a CFC.

Luxembourg Taxation

The following discussion is based upon the current tax laws of Luxembourg and regulations, the Luxembourg tax administrative practice and judicial decisions thereunder, all subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Luxembourg income tax considerations applicable to us.

Our operating subsidiary, Teekay LNG Operating L.L.C. (a Marshall Islands company), through its direct Luxembourg subsidiary, Teekay Luxembourg S.a.r.l. (or Luxco), and other intermediary subsidiaries, indirectly holds all of our operating assets. Luxco is considered a Luxembourg resident company for Luxembourg tax purposes subject to taxation in Luxembourg on its income regardless. Luxco is capitalized with equity and loans from Teekay LNG Operating L.L.C. Luxco, in turn, has re-lent a substantial portion of the loan proceeds received from Teekay LNG Operating L.L.C. to Teekay Spain S.L. (or Spainco). Luxco used the remaining proceeds from the loans from and equity purchases by Teekay LNG Operating L.L.C. to purchase shares in Spainco.

Luxco is considered a Luxembourg resident company for Luxembourg tax purposes subject to taxation in Luxembourg on its income regardless of where the income is derived. The generally applicable Luxembourg income tax rate is approximately 30%.

Taxation of Interest Income. Luxco’s loans to Spainco generate interest income. However, because this interest income is offset substantially by interest expense on the loan made Teekay LNG Operating L.L.C. to Luxco, we believe that any taxation of that income will be immaterial.

Taxation of Interest Payments. Luxembourg does not levy a withholding tax on interest paid to corporate entities non-resident of Luxembourg, such as Teekay LNG Operating L.L.C., unless the interest represents an unlimited right to participate in profits of the interest-paying entity, or the interest payment relates to the portion of debt used to acquire share capital and the debt exceeds a Luxembourg “thin capitalization” threshold or the interest rate is not regarded as arm’s length. Based on guidance received by Teekay Shipping Corporation from the Luxembourg taxing authority, we believe interest paid by Luxco on the types of loans made to it by Teekay LNG Operating L.L.C. do not represent a right to participate in its profits and are consistent with Luxembourg transfer pricing rules. In addition, we have capitalized Luxco in a manner we believe meets the “thin capitalization” threshold. Accordingly, we believe that interest payments made by Luxco to Teekay LNG Operating L.L.C. are not subject to Luxembourg withholding tax.

Taxation of Spainco Dividends and Capital Gains. Pursuant to Luxembourg law, dividends received by Luxco from Spainco and capital gains realized on any disposal of Spainco shares generally will be exempt from Luxembourg taxation if certain requirements are met. We believe that Luxco will meet these requirements and that any dividend received on or any capital gain resulting from the disposition of the shares of Spainco will be exempt from taxation in Luxembourg. Notwithstanding this exemption, Luxembourg law does not permit the deduction of interest expense on loans specifically used to purchase shares eligible for the dividend exemption, to the extent of any dividends received the same year and derived from the shares financed by the loans. Similarly, capital gains are tax exempt only for the portion exceeding the interest expense generated by the loan financing the purchase of shares and previously deducted. We currently do not intend to dispose of the shares of Spainco. However, we believe that any taxation on any gain resulting from any disposition of the shares of Spainco would not be material.

Taxation of Luxco Dividends. Luxembourg levies a 20% withholding tax on dividends paid by a Luxembourg company to a non-resident of the European Union (absent a tax treaty), which would apply to dividends paid by Luxco to Teekay LNG Operating L.L.C. However, we do not expect to cause Luxco to pay dividends, but to distribute all of its available cash through the payment of interest and principal on its loans owing to Teekay LNG Operating L.L.C., for at least the next ten years. We may also recapitalize another Luxembourg company in the future to continue this arrangement, as is permitted under current Luxembourg tax rules.

Spanish Taxation

The following discussion is based upon the tax laws of Spain and regulations, rulings and judicial decisions thereunder, and is subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Spanish income tax considerations applicable to us.

Spainco owns, directly and indirectly, a number of other Spanish subsidiaries, including those operating five of our Suezmax tankers and all of our LNG carriers.

Taxation of Spanish Subsidiaries Engaged in Shipping Activities. Spain imposes income taxes on income generated by our operating Spanish subsidiaries’ shipping related activities at a rate of 35%. Two alternative Spanish tax regimes provide incentives for Spanish companies engaged in shipping activities; the Canary Islands Special Ship Registry (or CISSR) and the Spanish Tonnage Tax Regime (or TTR). As at December 31, 2005, the vessels operated by our operating Spanish subsidiaries were subject to the CISSR; however, we have applied for all but two of these vessels to be taxed under the TTR commencing with the 2006 tax year.

To qualify under the CISSR, the Spanish company’s vessels must be registered in the Canary Islands Special Ship Registry. Under this registry, the Master and First Officer for the vessel must be Spanish nationals and at least 50% of the crew must be European Union nationals. All of the vessels of our operating Spanish subsidiaries currently are registered in the Canary Islands Special Ship Registry and meet these ship personnel requirements. As a result, we believe that these subsidiaries qualify for the tax benefits associated with the first regime, representing a credit equal to 90% against the tax otherwise payable on income from the commercial operation of the vessels. This credit effectively reduces the Spanish tax rate on this income to 3.5%. This deduction does not apply to gains from vessel dispositions.

The TTR applies to Spanish companies that own or operate vessels, but does not depend upon the registry of the vessels. Consequently, there is no requirement for the vessel to maintain the Spanish or Canary Island flag or to follow the crewing requirements that correspond to these flags. However, under a proposal currently under discussion in the Spanish Parliament, it is possible that the TTR regime will be modified to require that a certain percentage (measured in terms of net tonnage) of the vessels owned or operated under the TTR regime should be flagged in a European Union member state. If granted, the TTR regime will apply to the shipping company for an initial period of 10 years, which may be extended for successive 10-year periods upon application by the company.

Under this regime, the applicable income tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the company’s disposal, excluding time required for repairs. The tax base currently ranges from 0.20 to 0.90 Euros per day per 100 tonnes, against which the generally applicable tax rate of 35% will apply. If the shipping company also engages in activities other than those subject to the TTR regime, income from those other activities will be subject to tax at the generally applicable rate of 35%.

If a vessel is acquired and disposed of by a company while it is subject to the TTR regime, any gain on the disposition of the vessel generally is not subject to Spanish taxation. If the company acquired the vessel prior to becoming subject to the TTR regime or if the company acquires a used vessel after becoming subject to the TTR regime, the difference between the fair market value of the vessel at the time it enters into the TTR and the tax value of the vessel at that time is added to the taxable income in Spain when the vessel is disposed of and generally remains subject to Spanish taxation at the rate of 35%.

We believe that the TTR regime provides several advantages over the first ship registry regime described above, including increased flexibility on registering and crewing vessels, a lower overall tax payable and a possible reduction in the Spanish tax on any gain from the disposition of the vessels.

Taxation on Distributions by Spanish Entities. Income distributed to non-residents of Spain by our Spanish subsidiaries as dividends may be subject to a 15% Spanish withholding tax, unless the dividends are paid to an entity resident in a European Union member state, subject to certain requirements, or to an entity resident in a “tax treaty” jurisdiction. In addition, interest paid by Spanish entities on debt owed to non-residents of Spain is generally subject to a 15% withholding tax.

Spainco has obtained shareholder approval for itself and its subsidiaries to file a consolidated tax return for the 2005 tax year. As a result, no withholding taxes should apply to any interest or dividend payments made between Spainco and its Spanish subsidiaries.

As described above, Spainco is capitalized with debt and equity from Luxco, which owns 100% of Spainco. We expect that Spainco will not pay dividends but will distribute all of its available cash through the payment of interest and principal on its loans owing to Luxco for at least the next ten years. Once these loans are fully repaid, Spainco will distribute all of its available cash to Luxco through dividends.

Pursuant to Spanish law, interest paid by Spainco to Luxco is not subject to Spanish withholding tax if our Spanish subsidiaries respect the debt-equity provisions applicable to direct and indirect debt borrowed from non-European Union resident related parties and if Luxco is a resident of Luxembourg, Luxco does not have a permanent establishment in Spain, and Luxco is not a company qualifying as a tax-exempt 1929 holding company under Luxembourg legislation. We believe Luxco meets the Spanish law requirements. Consequently, we believe that interest paid by Spainco to Luxco should not be subject to withholding tax in Spain.

Pursuant to the European Union Parent-Subsidiary Directive, dividends paid by Spainco to Luxco will not be subject to Spanish withholding taxes if Luxco meets an ownership requirement and a Luxembourg presence requirement. We believe that Luxco has satisfied both the ownership and Luxembourg presence requirements and has qualified for the Spanish withholding tax exemption on any dividends that Spainco has paid to Luxco.

Qatar Taxation

The following discussion is based upon our knowledge of the tax laws of Qatar and regulations, rulings and judicial decisions thereunder. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Qatar income tax considerations applicable to us.

The Qatar Public Revenue and Tax Department’s (or QPRTD) has confirmed that foreign entities are subject to tax in Qatar on income earned from international shipping within Qatari waters. Qatar income tax is usually determined on a consolidated basis for multiple foreign entities owned by a common parent. In our case, the three RasGas II LNG carriers we plan to operate in Qatar beginning in late 2006 will be operated by separate shipowning subsidiaries owned by Teekay Nakilat, of which we will own a 70% interest.

Based on the QPRTD’s confirmation, we believe that Teekay Nakilat’s income earned from activity in Qatar will be taxable. Because the time charter revenue we will earn from the Qatari voyages will be earned on a daily or time use basis, we believe it is more likely than not that this revenue will be taxable in Qatar only in relation to the time the vessels operate in Qatari waters. Expenses specifically and demonstrably related to the revenue taxable in Qatar should be deductible in calculating income subject to Qatari tax.

Based on our anticipated operation of the three RasGas II LNG carriers, we believe that the allocation and deduction of operating expenses, tax depreciation and interest expense to the revenue taxable in Qatar should result in no taxation in Qatar for the first ten years of operation. Furthermore, because our time charters with RasGas II provide for a gross up payment for any Qatari tax Teekay Nakilat must pay with respect to its operation of the LNG carriers in Qatari waters, we believe any Qatari taxes will not affect our financial results. However, during January 2006, Teekay Shipping Corporation entered into finance leases with a U.K. lessor for the three RasGas II vessels and will have to separately reimburse the U.K. lessor for any Qatari taxes.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Teekay LNG Partners L.P. is an international provider of liquefied natural gas (or LNG) and crude oil marine transportation services. Our growth strategy focuses on expanding our fleet of LNG carriers under long-term, fixed-rate time charters. We intend to continue our practice of acquiring LNG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We seek to capitalize on opportunities emerging from the global expansion of the LNG sector by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We plan to leverage the expertise, relationships and reputation of Teekay Shipping Corporation and its affiliates to pursue these growth opportunities in the LNG sector and may consider other opportunities to which our competitive strengths are well suited. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we expand our LNG operations.

We manage our business and analyze and report our results of operations on the basis of the following two business segments:

LNG Carrier Segment. We have four LNG carriers, including one vessel delivered in July 2004 and one vessel delivered in December 2004, all of which operate under long-term, fixed-rate charters.

In 2005 and 2004, our LNG carrier segment generated 67.4% and 49.7%, respectively, of our total net voyage revenues.

In addition, we have entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which owns three LNG newbuilding carriers and the related 20-year time charters. The estimated purchase price for the 70% interest in Teekay Nakilat is $92.8 million, plus the assumption of $327.7 million of long-term debt. The purchase will occur upon the delivery of the first newbuilding, which is scheduled during the fourth quarter of 2006. The remaining two newbuildings are scheduled for delivery in the first half of 2007. Upon their deliveries, these vessels will commence service under existing charters with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation, established for the purpose of expanding LNG production in Qatar.

During January 2006, Teekay Shipping Corporation completed a 30-year U.K. lease arrangement that will be used to finance the purchase of the three RasGas II LNG newbuilding carriers owned by Teekay Nakilat. The tax benefits of this lease arrangement are expected to reduce the equity portion of our purchase of Teekay Shipping Corporation’s 70% interest in Teekay Nakilat by approximately $40 million, from approximately $93 million to approximately $53 million. Under the terms of the U.K. leases, we will be required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases. These restricted cash deposits will be used for capital lease payments and will be fully funded with term loans and loans from the joint venture partners. Please read Item 18 — Financial Statements: Note 15 – Commitments and Contingencies.

Suezmax Tanker Segment. We have eight Suezmax class crude oil tankers, including a new tanker, the Toledo Spirit, that delivered in July 2005 and three double-hulled Suezmax tankers we acquired from Teekay Shipping Corporation in November 2005. In May 2005, we sold our only single-hulled Suezmax tanker, the Granada Spirit. During most of 2004, we had six Suezmax tankers, while during most of 2005, we had five Suezmax tankers. Please read “ –– Follow-On Offering and Acquisition of Three Suezmax Tankers” below. We describe our Suezmax tanker dispositions and deliveries in more detail under “ –– Results of Operations” below. All of our Suezmax tankers operate under long-term, fixed-rate time charters.

In 2005 and 2004, our Suezmax tanker segment generated 32.6% and 50.3%, respectively, of our total net voyage revenue.

Our original fleet was established by Naviera F. Tapias S.A. (or Tapias), a Spanish company founded in 1991. Teekay Shipping Corporation, through its subsidiary Teekay Luxembourg S.a.r.l. (or Luxco), acquired Tapias on April 30, 2004 and changed its name to Teekay Shipping Spain S.L. (or Teekay Spain). Teekay Shipping Corporation acquired Tapias for $298.2 million in cash, plus the assumption of existing debt and newbuilding commitments. Please read Item 18 — Financial Statements: Note 3 – Acquisition of Teekay Shipping Spain S.L.

Our Initial Public Offering

On November 3, 2004, Teekay Shipping Corporation formed us to own and operate the LNG and Suezmax crude oil marine transportation businesses conducted by Luxco and its subsidiaries. On May 6, 2005, Teekay Shipping Corporation contributed to us all of the outstanding shares of Luxco, all but $54.9 million of notes receivable from Luxco, and all of the equity interests of Granada Spirit L.L.C., which owned the Suezmax tanker, the Granada Spirit, to us in connection with our initial public offering on May 10, 2005. We subsequently repaid the $54.9 million note receivable.

In exchange for these shares, equity interests and assets, Teekay Shipping Corporation received 8,734,572 common units and 14,734,572 subordinated units, which represented a 75.7% limited partner interest in us. Our general partner, Teekay GP L.L.C. received a 2% general partner interest and all of the incentive distribution rights in us. Teekay GP L.L.C. is a wholly-owned subsidiary of Teekay Shipping Corporation. We sold 6.9 million of our common units, which represent limited partner interest, in our initial public offering at a price of $22.00 per unit, for proceeds of $151.8 million before underwriting costs and offering expenses. Please read Item 18 –– Financial Statements: Note 2 – Public Offerings.

New Long-Term, Fixed-Rate LNG Contracts Awarded

In July and August 2005, Teekay Shipping Corporation announced that it has been awarded new long-term, fixed-rate time charter contracts to transport LNG and has entered into agreements to construct a total of six LNG carriers in connection with these awards. Two of the LNG carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, and four will be chartered for a period of 25 years (with options to extend up to an additional 10 years) to Ras Laffan Liquefied Natural Gas Co. Limited (3). Partners in each of these projects will participate in the ownership of the time charters and related vessels, and Teekay Shipping Corporation will offer to us its interest in these charters and vessels. Please read Item 18 – Financial Statements: Note 19 – Other Information.

Follow-On Offering and Acquisition of Three Suezmax Tankers

In November 2005, we completed our follow-on public offering of 4.6 million common units at a price of $27.40 per unit. Net proceeds from the offering were $120.2 million, net of an estimated $5.8 million of commissions and offering expenses. In addition, our general partner contributed $2.6 million to us to maintain its 2% general partner interest. Please read Item 18 – Financial Statements: Note 2 – Public Offerings.

Concurrently with the closing of the offering, we acquired from Teekay Shipping Corporation three double-hulled Suezmax oil tankers and related long-term, fixed-rate time charters for an aggregate price of $180.0 million. These vessels, the African Spirit, the Asian Spirit and the European Spirit (collectively, the ConocoPhillips Tankers), are similar in size to our five existing crude oil tankers. The vessels have an average age of two years and are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. Each time charter has a remaining scheduled term of approximately 10 years, subject to termination and vessel sale and purchase rights. In addition, ConocoPhillips has the option to extend the charters for up to an additional six years. Please read Item 18 – Financial Statements: Note 2 – Public Offerings and Note 13(i) – Related Party Transactions.

Our Charters

We generate revenues by charging customers for the transportation of their LNG and crude oil using our vessels. Historically, we generally have provided these services under the following basic types of contractual relationships:

•	Time charters, where vessels are chartered to customers for a fixed period of time at rates that are generally fixed but may contain a variable component, based on inflation, interest rates or current market rates; and

•	Voyage charters, which are charters for shorter intervals, usually a single round trip, that are priced on a current, or “spot,” market rate.

During 2005 and 2004, we derived 100.0% and 84.3%, respectively, of our revenues from time charters. During 2004, 15.7% of our revenues were derived from voyage charters. During these periods, all our vessels were employed on long-term time charters, except the Granada Spirit, which operated under voyage charters in the spot market during 2004. We do not anticipate earning revenues from voyage charters in the foreseeable future.

“Hire” rate refers to the basic payment from the customer for the use of a vessel. Hire is payable monthly, in advance, in U.S. Dollars or Euros, as specified in the charter. The hire rate generally includes two components – a capital cost component and an operating expense component. The capital component typically approximates the amount we are required to pay under vessel financing obligations and, for our existing Suezmax tankers (other than for the ConocoPhillips Tankers), adjusts for changes in the floating interest rates relating to the underlying vessel financing. The operating component, which adjusts annually for inflation, is intended to compensate us for vessel operating expenses and provide us a profit.

The time charters for the ConocoPhillips Tankers include a fixed monthly rate for their initial 12-year term, which increases to another fixed amount for any extensions of the initial term. These time charters do not include capital or operating components or adjust for inflation.

For our charters, other than the charters for the RasGas II vessels and the ConocoPhillips Tankers, we earn a profit from a margin built into the operating component. Under the RasGas II charters, this margin is built into the capital component.

In addition, we may receive additional revenues beyond the fixed hire rate when current market rates exceed specified amounts under our time charter for one Suezmax tanker, the Teide Spirit.

Hire payments may be reduced or, under some charters, we must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount. Historically, we have had few instances of hire rate reductions and none that have had a material impact on our operating results.

When a vessel is “off-hire”—or not available for service—generally the customer is not required to pay the hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel will be deemed to be off-hire if it is in drydock. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. In addition, a vessel generally will be deemed off-hire if there is a loss of time due to, among other things: operational deficiencies; equipment breakdowns; delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

The average remaining term of our existing long-term, fixed-rate time charters is approximately 19 years for our LNG carriers and 14 years for our Suezmax tankers, subject, in certain circumstances, to termination or purchase rights. The initial term of each of our three LNG newbuilding charters is 20 years, in each case from delivery of the vessel.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Voyage Revenues. Voyage revenues currently include revenues only from time charters. Prior to our transfer of the Granada Spirit to Teekay Shipping Corporation in December 2004, our voyage revenues also included revenues from voyage charters. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between time and voyage charters. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and by us under voyage charters. When we pay voyage expenses, we typically add them to our hire rates at an approximate cost.

Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States (or GAAP).

Vessel Operating Expenses. We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of vessel operating expenses are crews and repairs and maintenance.

•	Crews. Crews represented approximately 56% and 53% of our vessel operating expenses for 2005 and 2004, respectively. A substantial majority of our crewing expenses are denominated in Euros, which is primarily a function of the nationality of our crew. Fluctuations in the Euro relative to the U.S. Dollar have caused, and will continue to cause, fluctuations in our operating results.

•	Repairs and Maintenance. Repairs and maintenance represented approximately 23% and 30% of vessel operating expenses for 2005 and 2004, respectively. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. Please read “— Drydocking” below. Because vessel operating expenses such as repairs and maintenance are lower for newer vessels, and our fleet is relatively new, we expect these expenses to increase as our fleet matures.

Income from Vessel Operations. To assist us in evaluating our operations by segment, we sometimes analyze the income we receive from each segment after deducting operating expenses, but prior to the deduction of interest expenses, taxes, foreign currency and interest rate swap gains or losses and other income and losses. For more information, please read Item 18 – Financial Statements: Note 4 – Segment Reporting.

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of a five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking or intermediate survey that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period, and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of the following three components:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

•	charges related to the amortization of the fair value of the time charters acquired in the Teekay Spain acquisition (over the remaining terms of the charters), which was initially determined at approximately $183 million in April 2004 when Teekay Shipping Corporation acquired Teekay Spain.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period less the total number of off-hire days during the period associated with major repairs, drydockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue, yet is not employed, are included in revenue days. We use revenue days to explain changes in our net voyage revenues between periods.

Calendar-Ship-Days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. As a result, we use calendar-ship-days primarily in explaining changes in vessel operating expenses and depreciation and amortization.

Utilization. An indicator of the use of our fleet during a given period, which is determined by dividing our revenue days by our calendar-ship-days for the period.

Restricted Cash Deposits. Under capital lease arrangements for two of our LNG carriers, we (a) borrowed under term loans and deposited the proceeds into restricted cash accounts and (b) entered into capital leases, also referred to as “bareboat charters,” for the vessels. The restricted cash deposits, together with interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms. During vessel construction, we borrowed under the term loans and made restricted cash deposits equal to construction installment payments. We also maintain restricted cash deposits relating to certain term loans and other obligations. For more information, please read Item 18 – Financial Statements: Note 5 – Capital Lease Obligations and Restricted Cash.

Foreign Currency Fluctuations. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations are attributed primarily to the following factors:

•	Unrealized end-of-period revaluations. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, restricted cash, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. A substantial majority of our foreign currency gains and losses are attributable to this revaluation in respect of our Euro-denominated term loans. Substantially all of these gains and losses are unrealized.

•	Foreign currency revenues and expenses. A portion of our voyage revenues are denominated in Euros. A substantial majority of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also have Euro-denominated interest expense and interest income related to our Euro-denominated loans and Euro-denominated restricted cash deposits, respectively. As a result, fluctuations in the Euro relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense and interest income.

Our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments. For this reason, we have not entered into any forward contracts or similar arrangements to protect against the risk of foreign currency-denominated revenues, expenses or monetary assets or liabilities. If our foreign currency-denominated revenues and expenses become sufficiently disproportionate in the future, we may engage in hedging activities. For more information, please read “— Quantitative and Qualitative Disclosures About Market Risk.”

Items You Should Consider When Evaluating Our Results of Operations

Some factors that have affected our historical financial performance or will affect our future performance are listed below:

•	Our financial results reflect changes in our capital structure. Prior to the closing of our initial public offering on May 10, 2005, we repaid $337.3 million of term loans on two LNG carriers and settled related interest rate swaps. We also settled other interest rate swaps associated with 322.8 million Euros ($390.5 million) of other term loans and entered into new swaps of the same amount with a lower fixed interest rate. In addition, on May 6, 2005, Teekay Shipping Corporation contributed to us all but $54.9 million of its notes receivable from Luxco, among other assets. We subsequently repaid the $54.9 million note receivable. These reductions in our debt and effective interest rates have decreased the amount of our interest expense.

•	Our financial results reflect the revaluation of our assets and liabilities. On April 30, 2004, Teekay Shipping Corporation acquired 100% of the issued and outstanding shares of Teekay Spain through Luxco, which Teekay Shipping Corporation subsequently contributed to us in May 2005. Results for periods subsequent to April 30, 2004 reflect the comprehensive revaluation of all assets, including intangible assets and goodwill, and liabilities of Teekay Spain at their fair values on the date of acquisition by Teekay Shipping Corporation. This revaluation primarily increased depreciation and amortization expense. Please read Item 18 — Financial Statements: Note 1 – Basis of Presentation.

•	We have disposed of certain assets included in our historical results of operations. Immediately prior to its acquisition by Teekay Shipping Corporation in April 2004, Tapias disposed of certain assets unrelated to the marine transportation operations purchased by Teekay Shipping Corporation. These unrelated assets included certain investments in marketable securities and other non-shipping assets, including real estate and a yacht. Since these unrelated assets were held in Tapias ship-owning subsidiaries acquired by Teekay Shipping Corporation, the financial impact of the assets is included in our historical operating results discussed below through the date of their disposition (as opposed to three unrelated businesses previously held in separate subsidiaries not acquired in the Tapias acquisition, which are not included in our historical operating results). Excluding expenses associated with the yacht, none of the unrelated assets had a significant impact on our operating results. Please read Item 18 – Financial Statements: Note 1 – Basis of Presentation.

•	Our historical operating results include the historical results of Luxco for the nine months ended December 31, 2004 and the period from January 1, 2005 to May 9, 2005 (or the 2005 Pre-IPO Period). Teekay Shipping Corporation formed Luxco in April 2004 to acquire and hold Teekay Spain. From its formation until our initial public offering, Luxco had no revenues, expenses or income, or assets or liabilities, other than:

•	advances (including accrued interest) of $465.7 million as of December 31, 2004, from Teekay Shipping Corporation that Luxco used to purchase Teekay Spain and to prepay certain debt of Teekay Spain;

•	net interest expense related to the advances of $9.8 million and $7.3 million for the nine months ended December 31, 2004 and for the 2005 Pre-IPO Period, respectively;

•	an unrealized foreign exchange loss of $44.7 million for the nine months ended December 31, 2004 related to the advances, which are Euro-denominated, and a $23.8 million unrealized foreign exchange gain related to the advances for the 2005 Pre-IPO Period;

•	other expenses of $1.1 million and $0.1 million for those respective periods;

•	cash and cash equivalents of $2.2 million as of December 31, 2004; and

•	its ownership interest in Teekay Spain and certain purchase rights and obligations for Suezmax tankers operated by Teekay Spain under capital lease arrangements, which it acquired from Teekay Spain on December 30, 2004.

Luxco’s results relate solely to the financing of the acquisition of Teekay Spain and repayment of Teekay Spain debt by Teekay Shipping Corporation and do not relate to the historical results of Teekay Spain. In addition, because the capital stock of Luxco and the advances from Teekay Shipping Corporation were contributed to us in connection with our initial public offering, these advances and their related effects were eliminated on consolidation in the periods subsequent to May 9, 2005. Consequently, certain of our historical financial and operating data for 2005 Pre-IPO Period may not be comparable to subsequent periods.

•	Our financial results reflect the consolidation of Teekay Nakilat, a variable interest entity for which we are the primary beneficiary. In January 2003, the Financial Accounting Standards Board (or FASB) issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (or FIN 46). In general, a variable interest entity (or VIE) is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both, then FIN 46 requires that this party consolidate the VIE. We have consolidated Teekay Nakilat in our consolidated financial statements, as Teekay Nakilat is a VIE and we are its primary beneficiary. The assets and liabilities of Teekay Nakilat in our financial statements are recorded at historical cost as we and Teekay Nakilat are under common control. As at December 31, 2005, the assets of Teekay Nakilat included three LNG newbuildings, which had a carrying value of $316.9 million and other assets of $2.7 million. These assets have been financed with $205.9 of term loans and $113.7 million of loans from Teekay Shipping Corporation and Qatar Gas Transport Company Ltd. (Nakilat). Please read Item 18 — Financial Statements: Note 1 – Basis of Presentation and Note 15 – Commitments and Contingencies.

•	The size of our LNG carrier and Suezmax tanker fleets has changed. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. In particular, during most of 2004, we had six Suezmax tankers, while during most of 2005, we had five Suezmax tankers, and we have increased the size of our LNG carrier fleet from two carriers in early 2004 to four in 2005. Please read “– Results of Operations – LNG Carrier Segment” and ” – Suezmax Tanker Segment” below for further details about our vessel dispositions and deliveries.

•	We do not anticipate earning revenues from voyage charters in the foreseeable future. Since December 2004, all of our vessels have operated under fixed-rate time charters, and we do not anticipate earning revenues from voyage charters in the foreseeable future. Our 2004 results reflect relatively high voyage charter rates earned by the Granada Spirit, which operated under voyage charters based on spot market rates and which was part of our fleet until December 2004, when we sold it to Teekay Shipping Corporation. Teekay Shipping Corporation contributed the Granada Spirit back to us on May 6, 2005 and we concurrently chartered it to Teekay Shipping Corporation under a short-term, fixed-rate time charter until we disposed of it on May 26, 2005.

The time charters for two of our Suezmax tankers, the Sevilla Spirit, prior to being sold in the fourth quarter of 2004, and the Teide Spirit, which began operating in the fourth quarter of 2004, contain a component providing for additional revenues to us beyond the fixed hire rate when current market rates exceed certain threshold amounts. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed hire rate, our results will continue to be influenced, in part, by the variable component of the Teide Spirit charter. During 2005 and 2004, we earned $4.5 million and $4.2 million, respectively, in additional revenue from this variable component.

•	We have designated our interest rate swaps as hedges. We have entered into interest rate swaps to hedge our interest rate risk from our floating-rate debt used to purchase our LNG carriers. These interest rate swaps were not designated as hedges under U.S. accounting guidelines until April 30, 2004. Consequently, the changes in the fair values of these swaps that occurred during 2003 and the four months ended April 30, 2004 have been recorded in earnings as “interest rate swaps gain (loss)” for those periods. Had these interest rate swaps been designated as hedges prior to 2003, any subsequent changes in fair value would have been recognized in “accumulated other comprehensive income (loss)” to the extent the hedge was effective and until the hedged item was recognized as income. Because the swaps have been highly effective, the change in fair value after April 30, 2004 has been reflected in accumulated other comprehensive income (loss) and, because we expect the swaps, or replacement swaps, to continue to be highly effective, we expect that most of the change in value will continue to be reflected in accumulated other comprehensive income (loss). For more information, please read Item 18 – Financial Statements: Note 14 – Derivative Instruments and Hedging Activities. In addition, as mentioned above, in April 2005 we settled interest rate swaps in connection with prepayment of debt associated with two of our LNG carriers, and settled and replaced the interest rate swaps associated with our other two LNG carriers.

•	We are incurring additional general and administrative expenses following our initial public offering. In connection with the closing of our initial public offering, we and certain of our subsidiaries entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which those subsidiaries provide us and our subsidiaries certain services, including strategic consulting, advisory, ship management, technical and administrative services. Our cost for these services depends on the amount and type of services provided during each period. The services are valued at a reasonable, arm’s-length rate that includes reimbursement of reasonable direct or indirect expenses incurred to provide the services. We also reimburse our general partner for all expenses it incurs on our behalf. We may also pay “incentive fees” to Teekay Shipping Corporation to reward and motivate it for pursuing LNG projects that we may elect to undertake, and we may grant equity compensation that would result in an expense to us. In addition, since our initial public offering on May 10, 2005, we have begun to incur expenses as a result of being a publicly-traded limited partnership, including costs associated with annual reports to unitholders and SEC filings, investor relations, incremental director and officer liability insurance costs and director compensation.

We Have Derived, and We Expect to Continue to Derive, a Substantial Majority of Our Revenues From a Limited Number of Customers.

Our customers include major energy companies and their affiliates. We derive a substantial majority of our revenues from a limited number of customers. During 2005 and 2004, we derived 98% and 84%, respectively, of our revenues from four customers – Compania Espanola de Petroleos, S.A. (30% and 36%), Repsol YPF, S.A. (34% and 18%), Gas Natural SDG, S.A. (18% and 21%) and Unión Fenosa Gas, S.A (16% and 9%). As a result of our acquisition of the ConocoPhillips Tankers and related time charters from Teekay Shipping Corporation upon the closing of our follow-on public offering on November 23, 2005, we expect to derive a significant amount of revenues in 2006 from a subsidiary of ConocoPhillips; we also expect that RasGas II will be a significant customer following our acquisition of the RasGas II LNG carriers and related time-charter contracts.

We have long-term, fixed-rate time charters with each of our existing customers and expect to continue to derive a substantial majority of our revenue and cash flows from them. The loss of any customer or time charter, or a significant decline in payments under our time charters, could materially and adversely affect our revenues, cash flows and operating results.

We could lose one of these customers or another customer or the benefits of a time charter if:

•	the customer exercises certain rights to terminate the charter, purchase or cause the sale of the vessel or, under some of our charters, convert the time charter to a bareboat charter (some of which rights are exercisable at any time);

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	under some of our time charters, the customer terminates the charter because of (a) the termination of the charter’s LNG sales agreement supplying the LNG designated for our services or (b) a prolonged force majeure event affecting the customer, including damage to or destruction of relevant LNG production or regasification facilities, war or political unrest preventing us from performing services for that customer.

Our customers’ primary obligation under the time charter contracts is to pay us for our services, and the contracts provide narrow exceptions to this payment obligation for force majeure events and, in limited circumstances as described above, LNG supply disruptions. However, we could lose the benefits of a time charter if the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise. Our customers include major energy companies and their affiliates. Factors materially and adversely affecting the supply of or demand for LNG or crude oil or the financial condition and operating results of our customers could affect their ability to make charter payments to us.

Results of Operations

The following tables present our operating results by reportable segment for 2005, 2004 and 2003, and compare our net voyage revenues, a non-GAAP financial measure, for those periods to voyage revenues, the most directly comparable GAAP financial measure. For ease of comparison in the following tables and the discussion below, we have combined our results of the various time periods set forth in our consolidated statements of income (loss).

-------------------------- ----------------------------- ----------------------------- -----------------------------
                                       2005                         2004                           2003

(in thousands of U.S.         LNG     Suezmax               LNG     Suezmax               LNG     Suezmax
dollars, except             Carrier   Tanker              Carrier   Tanker              Carrier   Tanker
Operating Data)             Segment   Segment    Total    Segment   Segment    Total    Segment   Segment   Total
-------------------------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
Voyage revenues...........  97,645    47,814   145,459    59,395    64,438   123,833    32,607    54,102   86,709
Voyage expenses...........      50       608       658       254     4,678     4,932       123     4,788    4,911
-------------------------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
Net voyage revenues.......  97,595    47,206   144,801    59,141    59,760   118,901    32,484    49,314   81,798
-------------------------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
Vessel operating expenses.  15,622    13,183    28,805    10,615    20,002    30,617     5,856    20,584   26,440
Depreciation and
  amortization............  30,360    12,811    43,171    15,391    19,469    34,860     5,630    17,760   23,390
General and
  administrative (1) .....   4,689     5,268     9,957     1,962     4,516     6,478     1,683     7,116    8,799
-------------------------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
Income from vessel
  operations......          46,924    15,944    62,868    31,173    15,773    46,946    19,315     3,854   23,169
-------------------------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
Operating Data:
  Revenue Days (A)........   1,445     1,714     3,159       902     2,042     2,944       518     2,047    2,565
  Calendar-Ship-Days (B)..   1,460     1,754     3,214       902     2,073     2,975       518     2,190    2,708
  Utilization (A)/(B).....      99%       98%       98%      100%       99%       99%      100%       93%      95%
-------------------------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Year Ended December 31, 2005 versus Year Ended December 31, 2004

LNG Carrier Segment

We operated four LNG carriers during 2005 and two LNG carriers during most of 2004. These additional LNG carriers were delivered in July 2004 and December 2004 (collectively, the LNG Deliveries). Accordingly, our total revenue days increased by 60.2%, from 902 days in 2004 to 1,445 days in 2005.

Net Voyage Revenues. Net voyage revenues increased 65.1% to $97.6 million for 2005, from $59.1 million for 2004. This increase was the result of:

•	an increase of $38.6 million relating to the LNG Deliveries; and

•	an increase of $0.7 million due to the effect on our Euro-denominated revenue from the strengthening of the Euro against the U.S. Dollar during 2005;

          partially offset by

•	a decrease of $0.8 million from 15.2 days of off-hire for one of our LNG carriers during February 2005.

Vessel Operating Expenses. Vessel operating expenses increased 47.2% to $15.6 million for 2005, from $10.6 million for 2004. This increase was the result of:

•	an increase of $4.7 million relating to the LNG Deliveries;

•	an increase of $0.8 million relating to repair and maintenance work (net of insurance proceeds) completed on one of our LNG carriers in early 2005; and

•	an increase of $0.3 million due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during 2005 (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew);

          partially offset by

•	a decrease of $0.8 million relating to lower insurance, service and other operating costs in 2005, primarily as a result of Teekay Shipping Corporation’s volume purchasing cost savings from which we benefit.

Depreciation and Amortization. Depreciation and amortization increased 97.4% to $30.4 million for 2005, from $15.4 million for 2004. This increase was the result of:

•	an increase of $12.7 million relating to the LNG Deliveries;

•	an increase of $1.4 million from the amortization, as an intangible asset, of the value of the Teekay Spain time charters acquired on April 30, 2004; and

•	an increase of $0.9 million resulting from an increase in the book values of the Teekay Spain vessels acquired on April 30, 2004 to their respective fair values.

Suezmax Tanker Segment

During most of 2004, we had six Suezmax tankers, while during most of 2005, we had five Suezmax tankers. The results of our Suezmax tanker segment reflect the following fleet changes during 2004 and 2005:

•	the delivery of two Suezmax tanker newbuildings (the Teide Spirit and the Toledo Spirit) in November 2004 and July 2005, respectively (collectively, the Suezmax Deliveries);

•	the sale of two Suezmax tankers (the Sevilla Spirit and the Leon Spirit) in the fourth quarter of 2004 (collectively, the Suezmax Dispositions);

•	the sale of the Granada Spirit to Teekay Shipping Corporation in December 2004, in connection with a significant drydocking and re-flagging of the vessel, the contribution of this vessel to us on May 6, 2005, and the subsequent sale back to Teekay Shipping Corporation on May 26, 2005 (collectively, the Granada Spirit Transactions);

•	the delivery and concurrent sale of the Suezmax tanker newbuilding (the Santiago Spirit) to Teekay Shipping Corporation in March 2005; and

•	the acquisition of the ConocoPhillips Tankers from Teekay Shipping Corporation in November 2005.

As a result, our total revenue days decreased by 16.1% from 2,042 days in 2004 to 1,714 days in 2005.

Net Voyage Revenues. Net voyage revenues decreased 21.1% to $47.2 million for 2005, from $59.8 million for 2004. This decrease was the result of:

•	a decrease of $16.6 million relating to the Suezmax Dispositions; and

•	a decrease of $15.5 million relating to the Granada Spirit Transactions, which include the change in employment of the Granada Spirit from operating on voyage charters in the spot market during 2004 to operating under a lower fixed-rate time charter during the period from May 6, 2005 to May 26, 2005, when we disposed of the vessel;

          partially offset by

•	an increase of $14.3 million relating to the Suezmax Deliveries;

•	an increase of $2.9 million relating to the acquisition of the ConocoPhillips Tankers; and

•	an increase of $2.3 million due to adjustments to the daily charter rate based on inflation and increases from rising interest rates in accordance with the time charter contracts for all Suezmax tankers other than the Granada Spirit. However, under the terms of our capital leases for our tankers subject to these charter rate fluctuations, we had a corresponding increase in our lease payments, which is reflected as an increase to interest expense. Therefore, these interest rate adjustments, which will continue, did not affect our cash flow or net income.

Vessel Operating Expenses. Vessel operating expenses decreased 34.0% to $13.2 million for 2005, from $20.0 million for 2004. This decrease was the result of:

•	a decrease of $9.5 million relating to the Suezmax Dispositions and the Granada Spirit Transactions;

•	a decrease of $0.7 million relating to lower insurance, service and other operating costs in 2005, primarily as a result of Teekay Shipping Corporation’s volume purchasing cost savings, from which we benefit; and

•	a decrease of $0.6 million relating to insurance proceeds received during the second half of 2005 in respect of repair costs previously incurred;

          partially offset by

•	an increase of $3.1 million relating to the Suezmax Deliveries;

•	an increase of $0.6 million relating to the ConocoPhillips Tankers; and

•	an increase of $0.3 million due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during 2005 (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew).

Depreciation and Amortization. Depreciation and amortization decreased 34.4% to $12.8 million for 2005, from $19.5 million for 2004. This decrease was the result of:

•	a decrease of $10.9 million relating to the Suezmax Dispositions and the Granada Spirit Transactions;

          partially offset by

•	an increase of $3.1 million relating to the Suezmax Deliveries;

•	an increase of $0.7 million relating to the ConocoPhillips Tankers; and

•	an increase of $0.4 million during 2005 resulting from an increase in the book values of the Teekay Spain vessels acquired on April 30, 2004 to their respective fair values.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 53.8% to $10.0 million for 2005, from $6.5 million for 2004. This increase was the result of:

•	an increase of $2.5 million associated with (a) services agreements we and certain of our subsidiaries entered into with subsidiaries of Teekay Shipping Corporation in connection with our initial public offering, (b) fees and cost reimbursements of our general partner and (c) additional expenses as a result of being a publicly-traded limited partnership;

•	an increase of $0.7 million relating to the legal costs associated with the repayment of term loans, settlement of interest rate swaps made in connection with our initial public offering and restructuring of loans; and

•	a number of smaller factors that increased general and administrative expenses by $0.3 million.

Interest Expense. Interest expense increased 1.8% to $73.3 million for 2005, from $72.0 million for 2004. This increase was the result of:

•	an increase of $11.0 million relating to an increase in debt used to finance the LNG Deliveries, Suezmax Deliveries, the acquisition of the ConocoPhillips Tankers and an increase in interest rates in our capital leases for our Suezmax tankers, partially offset by the reduction in interest expense from the repayments of debt with the proceeds of the Suezmax Dispositions and the Granada Spirit Transactions; and

•	an increase of $8.9 million relating to the increase in capital lease obligations in connection with the delivery of one LNG carrier in December 2004, partially offset by lower interest expense resulting from scheduled capital lease repayments on a second LNG carrier which delivered in August 2003 (these LNG vessels have been financed pursuant to Spanish tax lease arrangements, under which we borrowed under term loans and deposited the proceeds into restricted cash accounts and entered into capital leases for the vessels; as a result, these increases in interest expense are offset by a corresponding increase in the interest income from restricted cash);

          partially offset by

•	a decrease of $15.9 million resulting from the repayment of $337.3 million of term loans and the settlement of related interest rate swaps prior to our initial public offering; and

•	a decrease of $2.7 million resulting from Teekay Shipping Corporation’s contribution to us of the interest-bearing loans in connection with our initial public offering.

Interest Income. Interest income increased 4.5% to $23.2 million for 2005, from $22.2 million for 2004. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on two of our LNG carriers. This increase was the result of:

•	an aggregate increase of $3.0 million primarily from $54.5 million of additional cash being placed in restricted cash deposits in December 2004;

•	an increase of $0.6 million primarily from temporary investments held during 2005; and

•	an increase of $0.6 million from interest earned on overnight deposits in our bank accounts;

          partially offset by

•	a decrease of $3.2 million resulting from $76.3 million of cash withdrawals during December 2004 used to make scheduled repayments of capital lease obligations.

Foreign Currency Exchange Gains. Foreign currency exchange gains were $81.8 million for 2005, compared to foreign currency exchange losses of $60.8 million for 2004. These foreign currency exchange gains and losses, substantially all of which were unrealized, are due substantially to the relevant period-end revaluation of Euro-denominated term loans for financial reporting purposes. The gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. The losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation.

Other Loss. Other loss of $15.0 million for 2005 resulted from:

•	a $7.8 million loss from the settlement of interest rate swaps in April 2005 that were being used to hedge the interest rate risk on two of our term loans that were repaid at that time;

•	a $7.5 million loss from the write-off of capitalized loan costs relating to the two term loans we repaid in April 2005; and

•	$0.2 million of other miscellaneous expense;

         partially offset by

•	$0.3 million of income tax recoveries; and

•	a $0.2 million gain from the sale of the Granada Spirit to Teekay Shipping Corporation during May 2005.

Other loss of $4.6 million for 2004 resulted from:

•	a $11.9 million loss on the sale of non-shipping assets by Tapias prior to its acquisition on April 30, 2004 by Teekay Shipping Corporation; and

•	$0.3 million of income taxes;

         partially offset by

•	$4.0 million of gains resulting from changes in the fair values of our interest rate swaps (these interest rate swaps were not designated as hedges under U.S. accounting guidelines until April 30, 2004; consequently, the changes in fair values of these swaps that occurred prior to April 30, 2004 were recorded in earnings);

•	$3.4 million of gains on the sale of vessels and equipment; and

•	$0.2 million of other miscellaneous income and gains on the sale of marketable securities.

Net Income (Loss). As a result of the foregoing factors, net income was $79.5 million for 2005, compared to a net loss of $68.2 million for 2004.

Year Ended December 31, 2004 Versus Year Ended December 31, 2003

LNG Carrier Segment

Our four LNG carriers were delivered into our fleet in September 2002, August 2003, July 2004 and December 2004. Accordingly, our total revenue days increased by 74.1% from 518 days in 2003 to 902 days in 2004.

Net Voyage Revenues. Net voyage revenues increased 82.1% to $59.1 million for 2004, from $32.5 million for 2003, which was attributable to the addition of our LNG carriers during 2003 and 2004 and higher rates earned by more recently delivered LNG carriers.

Vessel Operating Expenses. Vessel operating expenses increased 81.3% to $10.6 million for 2004, compared to $5.9 million for 2003. Approximately $4.4 million of the increase was attributable to the delivery of our LNG carriers during 2003 and 2004, and approximately $0.3 million of the increase was attributable to the strengthening of the Euro against the U.S. Dollar in 2004. A majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew.

Depreciation and Amortization. Depreciation and amortization increased 173.4% to $15.4 million for 2004, from $5.6 million for 2003, primarily due to the following factors:

•	the addition of our three LNG carriers in August 2003 and July and December 2004;

•	the amortization, as an intangible asset, of the value of the Tapias time charters acquired on April 30, 2004; and

•	increased depreciation resulting from recording the Tapias vessels at their acquisition cost as compared to their depreciated value prior to the acquisition.

Suezmax Tanker Segment

During 2003, we operated six Suezmax tankers. During the fourth quarter of 2004, we took delivery of one Suezmax newbuilding and sold three Suezmax tankers. As a result, our total revenue days decreased by 0.2% from 2,047 days in 2003 to 2,042 days in 2004.

Net Voyage Revenues. Net voyage revenues increased 21.2% to $59.8 million for 2004, from $49.3 million for 2003. The increase was primarily the result of:

•	a $5.1 million increase in net voyage revenues for 2004 compared to 2003 due to increases in average spot market rates earned by the Granada Spirit;

•	a $4.2 million increase in net voyage revenues for 2004 compared to 2003 due to an increase in the voyage revenues earned from a charter with a variable component based on spot market rates; and

•	a $2.9 million increase in net voyage revenues due to fewer off-hire days from drydocking in 2004 compared to 2003.

These increases were partially offset by a decrease of $1.2 million in net voyage revenues due to a net reduction in fleet size and corresponding reduction in calendar-ship-days in 2004, and by a $0.5 million decrease in net voyage revenues in 2004 from three time charters that fluctuate based on changes in interest rates. However, under the terms of our capital leases for the three vessels with fluctuating charter rates, we had a corresponding reduction in our lease payments, which is reflected as a reduction of interest expense.

Vessel Operating Expenses. Vessel operating expenses decreased 2.8% to $20.0 million for 2004, compared to $20.6 million for 2003, primarily due to the reduction in calendar-ship-days, partially offset by strengthening of the Euro against the U.S. Dollar.

Depreciation and Amortization. Depreciation and amortization increased 9.6% to $19.5 million for 2004, from $17.8 million for 2003. The increase was primarily due to the following factors:

•	the amortization, as an intangible asset, of the value of the Tapias time charters acquired on April 30, 2004; and

•	increased depreciation resulting from recording the Tapias vessels at their acquisition cost as compared to their depreciated value prior to the acquisition.

Other Operating Results

General and Administrative Expenses. General and administrative expenses decreased 26.1% to $6.5 million for 2004, from $8.8 million for 2003, primarily due to a $3.0 million decrease in expenses resulting from four months of expenses associated with a yacht and certain other non-shipping assets disposed of by Tapias immediately prior to its acquisition on April 30, 2004 by Teekay Shipping Corporation, compared to a full year of these expenses included in our results for 2003. The decrease in general and administrative expenses in 2004 was partially offset by an increase of $0.7 million in shore-staff performance-based bonuses.

Interest Expense. Interest expense increased 106.3% to $72.0 million for 2004, from $34.9 million for 2003. This increase primarily reflects increases in interest-bearing debt and capital lease obligations associated with the delivery of one LNG carrier in each of August 2003 and July 2004 and interest-bearing loans from Teekay Shipping Corporation during April 2004 for the purchase of Teekay Spain, partialy offset by the repayment of certain term loans commencing in December 2004.

Interest Income. Interest income increased 164.3% to $22.2 million for 2004, from $8.4 million for 2003. This increase was primarily due to interest earned on increased restricted cash deposits.

Foreign Currency Exchange Loss. Foreign currency exchange loss decreased to $60.8 million for 2004 from $71.5 million for 2003. These foreign currency exchange losses, substantially all of which were unrealized, are due substantially to the period-end revaluation of Euro-denominated term loans for financial reporting purposes. The higher loss in 2003 reflects the greater weakening of the U.S. Dollar against the Euro during 2003 compared to 2004.

Other Income (Loss). Other loss of $4.6 million for 2004 resulted from:

•	a $11.9 million loss on the sale of non-shipping assets by Tapias prior to its acquisition on April 30, 2004 by Teekay Shipping Corporation; and

•	$0.3 million of income taxes;

          partially offset by

•	$4.0 million of gains resulting from changes in the fair values of our interest rate swaps (these interest rate swaps were not designated as hedges under U.S. accounting guidelines until April 30, 2004; consequently, the changes in fair values of these swaps that occurred prior to April 30, 2004 were recorded in earnings);

•	$3.4 million of gains on the sale of vessels and equipment; and

•	$0.2 million of other miscellaneous income and gains on the sale of marketable securities.

Other income of $15.3 million for 2003 resulted from:

•	$14.7 million of gains resulting from changes in the fair values of our interest rate swaps (these interest rate swaps were not designated as hedges under U.S. accounting guidelines until April 30, 2004; consequently, the changes in fair values of these swaps that occurred prior to April 30, 2004 were recorded in earnings);

•	a $1.6 million gain on the sale of marketable securities; and

•	$2.2 million of other miscellaneous income;

         partially offset by

•	$3.0 million of income taxes; and

•	$0.2 million of minority interest expense.

The marketable securities, other miscellaneous income and minority interest expense all relate to non-shipping assets disposed of by Tapias prior to its acquisition by Teekay Shipping Corporation.

Net Loss. As a result of the foregoing factors, net loss decreased to $68.2 million for 2004 from $59.4 million for 2003.

Liquidity and Capital Resources

Liquidity and Cash Needs

As at December 31, 2005, our total cash and cash equivalents totaled $34.5 million, compared to $156.4 million at December 31, 2004. Our total liquidity including cash, cash equivalents and undrawn long-term borrowings, was $105.5 million as at December 31, 2005, compared to $156.4 million as at December 31, 2004. Total liquidity as at December 31, 2005 includes $71.0 million of availability under our $100 million senior secured revolving credit facility as discussed below. Total liquidity as at December 31, 2005 does not include our additional $137.5 million nine-year revolving credit facility that we entered into during December 2005, as the facility was not available to us until after year end.

Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding units and to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations while our long-term sources of funds will be from cash from operations, term loans and other debt or equity financings.

We believe that cash flows from operations will be sufficient to meet our short-term liquidity needs for at least the next 12 months. We may need to raise additional capital to finance the purchase of our five Suezmax tankers that we are required to purchase at the end of their capital lease terms, which will be at various times from 2007 to 2011. We anticipate that we will be able to purchase these five tankers by assuming the outstanding financing obligations that relate to them; however, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We may be unable to raise additional funds on favorable terms, if at all.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

                                                                                 Years Ended December 31,
                                                                                   2005              2004
                                                                                ($000's)           ($000's)
                                                                            ----------------- -----------------
Sources of Cash:
Operating activities: ......................................................       65,718           25,076
Financing activities:
  Advances from affiliate...................................................      354,277          409,141
  Proceeds from issuance of common units....................................      259,289                -
  Proceeds from long-term debt..............................................      291,189          133,746
  Decrease in restricted cash...............................................       80,365           19,370
  Other.....................................................................            -            4,226
Investing activities:
  Proceeds from sale of vessels and equipment...............................      133,270          123,689
  Other.....................................................................            -            7,150
                                                                            ----------------- -----------------
                                                                                1,184,108          722,398
                                                                            ----------------- -----------------                                                                         ----------------- -----------------
Uses of Cash:
Financing activities:
  Repayments of debt and capital lease obligations..........................      486,525          199,161
  Advances to affiliate.....................................................      252,929                -
  Interest rate swap settlement costs.......................................      143,295                -
  Cash distributions paid...................................................       20,090                -
  Other.....................................................................          628               19
Investing activities:
  Expenditures for vessels and equipment....................................      222,582           89,225
  Purchase of three Suezmax tankers from Teekay Shipping Corporation........      180,000                -
  Purchase of Teekay Shipping Spain S.L., net of cash acquired of $11,191...            -          298,184
  Other.....................................................................            -              727
                                                                            ----------------- ----------------
                                                                                1,306,049          587,316
                                                                            ----------------- ----------------
Net Increase (Decrease) in Cash and Cash Equivalents........................     (121,941)         135,082
                                                                            ================= ================

Operating Cash Flows. Net cash flow from operating activities increased to $65.7 million in 2005, from $25.1 million in 2004, primarily reflecting the increase in the size of our LNG fleet. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel drydockings tends to be uneven between years.

The capital component of the hire rate for our Suezmax time charters (other than for the ConocoPhillips Tankers) fluctuates with the floating interest rates for the debt used to finance the related vessels. If interest rates increase or decrease, the amount we pay under the capital leases relating to the chartered vessels increases or decreases by the amount of the additional or reduced interest payments, and the capital component we receive from the related time charters correspondingly changes. Consequently, the fluctuating portion of the capital component has no net effect on our cash flows or net income, but does affect our recorded voyage revenues and interest expense.

Financing Cash Flows. Our investments in vessels and equipment have been financed primarily with term loans and capital lease arrangements. Net proceeds from long-term debt were $291.2 million and $133.7 million, respectively, for 2005 and 2004. We used these funds to make newbuilding installment payments.

In December 2004, Teekay Shipping Corporation advanced to us $409.1 million primarily for the purchase of Teekay Spain and to prepay debt associated with two of the LNG carriers. During 2005, Teekay Shipping Corporation advanced a further $353.1 million to us and we used these funds, along with existing cash balances, to repay certain term loans and settle certain interest rate swaps. Teekay Shipping Corporation contributed to us all but $54.9 million of these loans and other assets in connection with our initial public offering in exchange for notes payable of $129.4 million, which were repaid from the proceeds of the offering and partnership interests in us.

Scheduled debt repayments were $9.5 million during 2005 compared to $70.5 million during 2004. Repayments of capital lease obligations were $77.7 million in 2005 compared to $66.7 million in 2004. Debt prepayments were $399.3 million during 2005 compared to $61.9 million during 2004. Prior to our initial public offering, we repaid $337.3 million of term loans associated with two LNG carriers. Please read Item 18 – Financial Statements: Note 8 – Long-Term Debt.

As at December 31, 2005, our total debt was $406.4 million, compared to $787.1 million as at December 31, 2004. As at December 31, 2005, our revolving credit facility provided for borrowings of up to $100.0 million, of which $71.0 million was undrawn. As at December 31, 2005, we had term loans outstanding that totaled 318.5 million Euros ($377.4 million) of Euro-denominated loans, compared to $343.4 million of U.S. Dollar-denominated loans and 325.8 million Euros ($443.7 million) of Euro-denominated loans as at December 31, 2004. Our Euro-denominated term loans reduce in monthly payments with varying maturities through 2023. Please read Item 18 – Financial Statements: Note 8 – Long-Term Debt. The Euro-denominated loans were used to make restricted cash deposits that fully fund payments under capital leases. Please read Item 18 – Financial Statements: Note 5 – Capital Lease Obligations and Restricted Cash.

We entered into a $100 million revolving credit facility in connection with our initial public offering, of which $71.0 million was undrawn at December 31, 2005. We may use this facility for general partnership purposes and to fund cash distributions. Under the credit facility, we are required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. Interest payments are based on LIBOR plus a margin. The credit facility is available to us until September 2009. Our obligations under this facility are secured by a first-priority mortgage on one of our LNG carriers, the Hispania Spirit, and a pledge of certain shares of the subsidiary operating the carrier.

During December 2005, we entered into a $137.5 million nine-year revolving credit facility, which became available to us in 2006. This facility may be used by us for general partnership purposes. Our obligations under this facility are secured by a first-priority mortgage on three of our Suezmax tankers and a pledge of certain shares of the subsidiaries operating the Suezmax tankers. The credit facility bears interest at a rate of LIBOR plus a margin. This facility contains covenants that require us to maintain a minimum free liquidity, minimum tangible net worth and a maximum leverage ratio.

As at December 31, 2005, our total debt related to newbuilding vessels to be acquired was $319.6 million, which consists of $205.9 million of U.S. Dollar-denominated term loans of Teekay Nakilat, $111.7 million of interest-bearing loans from Teekay Shipping Corporation and Qatar Gas Transport Company Ltd. (Nakilat), and $2.0 million of non-interest bearing loans from Teekay Shipping Corporation. Interest costs on debt related to newbuilding vessels are capitalized to advances on newbuilding contracts. Please read Item 18 – Financial Statements: Note 15– Commitments and Contingencies.

Interest payments on the term loans in Teekay Nakilat are based on LIBOR plus a margin. The term loans reduce in quarterly payments commencing three months after delivery of each LNG newbuilding. Once fully drawn, the loans have approximately $56.0 million per vessel in bullet repayments, due at maturity. Interest payments on the loans from Teekay Shipping Corporation and Qatar Gas Transport Company Ltd. (Nakilat) are based on a fixed interest rate of 4.84%, commencing a year after the delivery of the third LNG carrier. These loans are unsecured and are repayable on demand.

The RasGas II term loan agreements, which we expect to assume, currently require Teekay Shipping Corporation’s guaranty and require Teekay Shipping Corporation to maintain at least $100.0 million of free liquidity (excluding the portion attributable to us). The amount of Teekay Shipping Corporation’s consolidated free liquidity (as defined above) plus any undrawn revolving credit facilities (excluding that portion attributable to us and excluding undrawn committed revolving credit lines with less than six months to maturity) is required to equal at least 7.5% of Teekay Shipping Corporation’s total debt (excluding non-recourse debt).

As at December 31, 2005 and 2004, the margins on our term loans and revolving credit facilities ranged from 0.5% to 1.3%.

All of our existing vessel financing is arranged on a vessel-by-vessel basis, and each financing is secured by first-preferred mortgages on the applicable vessel, together with other related collateral. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. In addition, our ship-owning subsidiaries may not pay dividends or distributions if we are in default under our loan agreements and revolving credit facilities.

The term loan agreements for our LNG carriers, including the RasGas II financing arrangements we expect to assume, are with separate shipowning subsidiaries, although Teekay Spain guarantees the payments under the term loan agreements for all of our existing LNG carriers (or Teekay Shipping Corporation in the case of the RasGas II loan agreements). These agreements and the agreements that govern our revolving credit facilities contain covenants and other restrictions typical of debt financing secured by vessels, including, but not limited to, one or more of the following that restrict the shipowning subsidiaries from:

•	incurring or guaranteeing indebtedness;

•	changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	making dividends or distributions if we are in default;

•	making capital expenditures in excess of specified levels;

•	making certain negative pledges and granting certain liens;

•	selling, transferring, assigning or conveying assets;

•	making certain loans and investments; and

•	entering into a new line of business.

The term loan for one of our LNG carriers, the Catalunya Spirit, contains covenants that require the maintenance of a minimum liquidity of 5.0 million Euros and annual restricted cash deposits of 1.2 million Euros.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. dollars, with some balances held in Euros.

We are exposed to the impact of interest rate changes primarily through our unhedged floating-rate borrowings. As at December 31, 2005, our unhedged floating-rate borrowings totaled $29.0 million. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Please read Item 11 – Quantitative and Qualitative Disclosures About Market Risk.

Commencing after the date of our initial public offering, cash distributions declared during 2005 were $20.1 million, or $0.4125 per unit per quarter. For the quarter ended June 30, 2005, cash distributions declared were prorated for the period of May 10, 2005 to June 30, 2005.

Investing Cash Flows. During 2005, we sold two Suezmax tankers (the Granada Spirit and the Santiago Spirit) to Teekay Shipping Corporation for gross proceeds of $83.6 million. In addition, immediately after the delivery of the Toledo Spirit in July 2005, we sold this vessel for gross proceeds of $49.7 million and leased it back under a capital lease arrangement similar to those in place for our Suezmax tankers other than the ConocoPhillips Tankers.

During 2005, we incurred capital expenditures for vessels and equipment of $222.6 million. These capital expenditures represent construction installment payments for three LNG newbuildings owned by Teekay Nakilat and two Suezmax tankers, the Toledo Spirit and the Santiago Spirit. In November 2005, we acquired the ConocoPhillips Tankers from Teekay Shipping Corporation for $180.0 million.

Net cash used in investing activities for 2004 consisted primarily of $89.2 million of construction costs relating to three Suezmax tankers and four LNG carriers we had under construction. In April 2004, Luxco acquired all of the outstanding shares of Teekay Spain S.L. for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments.

In 2004, we sold three Suezmax tankers for proceeds of $74.3 million and also sold and leased back one Suezmax tanker for proceeds of $49.4 million. One of these Suezmax tankers, the Granada Spirit, was sold to another subsidiary of Teekay Shipping Corporation. Upon the closing of our initial public offering, Teekay Shipping Corporation contributed the Granada Spirit back to us and chartered it under a short-term, fixed-rate time charter until we disposed of the vessel on May 26, 2005.

We have agreed to acquire from Teekay Shipping Corporation its 70% interest in Teekay Nakilat, which owns three LNG newbuilding carriers. We expect to take delivery of the three LNG newbuildings between the fourth quarter of 2006 and the first half of 2007. Upon their delivery, the three LNG carriers will provide transportation services to RasGas II. Please read Item 18 – Financial Statements: Note 15 – Commitments and Contingencies.

We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from 2007 to 2011, seven years from the respective commencement dates of the capital leases. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $39.4 million to $41.9 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing. We are also obligated to purchase two of our existing LNG carriers upon the termination of the related capital leases in 2006 for the Catalunya Spirit and 2011 for the Madrid Spirit, both of which purchase obligations have been fully funded with restricted cash deposits. Please read Item 18 – Financial Statements: Note 5 – Capital Lease Obligations and Restricted Cash.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at December 31, 2005:

------------------------------------------------------------ ---------- ---------- ---------- ---------- ----------
                                                                            1         1 - 3     3 - 5    More than
                                                               Total       year       years     years     5 years
------------------------------------------------------------ ---------- ---------- ---------- ---------- ----------
                                                                           (in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
  Long-term debt (1)........................................     29.0         -          -      29.0           -
  Commitments under capital leases (2)......................    275.8      25.5      153.7      96.6           -
  Long-term debt relating to newbuilding vessels to be
    acquired (3)............................................    319.6         -       17.4      22.0       280.2
                                                            ---------- ---------- ---------- ---------- ----------
  Total U.S. Dollar-denominated obligations.................    624.4      25.5      171.1     147.6       280.2
                                                            ---------- ---------- ---------- ---------- ----------
Euro-Denominated Obligations:(4)
  Long-term debt (5)........................................    377.4       8.1       18.0      20.7       330.6
  Commitments under capital leases (2) (6)..................    341.5     146.0       56.4      62.3        76.8
                                                            ---------- ---------- ---------- ---------- ----------
  Total Euro-denominated obligations........................    718.9     154.1       74.4      83.0       407.4
                                                            ---------- ---------- ---------- ---------- ----------
Totals......................................................  1,343.3     179.6      245.5     230.6       687.6
                                                            ========== ========== ========== ========== ==========
(1)	Excludes interest payments which are based on LIBOR plus a margin.

(2)	Includes amounts we are required to pay to purchase the vessels at the end of the lease terms. Please read Item 18 – Financial Statements: Note 5 – Capital Lease Obligations and Restricted Cash.

(3)	During May 2005, we entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Nakilat, which owns three LNG newbuildings and the related 20-year time charters. The purchase will occur upon the delivery of the first newbuilding, which is scheduled during the fourth quarter of 2006. As a result of this agreement, under current U.S. accounting guidelines we are required to consolidate Teekay Nakilat even though we do not yet have an ownership interest in Teekay Nakilat. As at December 31, 2005, the assets of Teekay Nakilat included the three LNG newbuildings, which had a carrying value of $316.9 million, and other assets of $2.7 million. These assets have been financed with $205.9 of term loans and $113.7 million of loans from Teekay Shipping Corporation and Qatar Gas Transport Company Ltd. (Nakilat).

Our 70% responsibility for the total cost for the three vessels, including shipyard payments, capitalized financing cost and the other costs, is estimated to be approximately $420.5 million. Long-term vessel financing will cover approximately $327.7 million of this amount. We will be required to fund the remaining approximately $92.8 million of the purchase price for Teekay Shipping Corporation’s interest in Teekay Nakilat. During January 2006, Teekay Shipping Corporation completed a 30-year U.K. lease arrangement that will be used to finance the purchase of the three newbuildings owned by Teekay Nakilat. The tax benefits of this lease arrangement are expected to reduce the equity portion of our purchase of Teekay Shipping Corporation’s 70% interest in Teekay Nakilat by approximately $40 million, from approximately $93 million to approximately $53 million. Please read Item 18 – Financial Statements: Note 13(e) – Related Party Transactions.

(4)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2005.

(5)	Excludes interest payments which are based on EURIBOR plus a margin.

(6)	Existing restricted cash deposits, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies.

Revenue Recognition

We recognize revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenues during days that the vessel is off-hire.

Prior to 2005, we generated a portion of our revenues from voyage charters. Within the shipping industry, the two methods used to account for voyage revenues and expenses from voyage charters are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage.

In applying the percentage of completion method, we believe that, in most cases, the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We have used this method of revenue recognition for all spot voyages. However, we did not begin recognizing voyage revenue until a charter had been agreed to by the customer and us, even if the vessel had discharged its cargo and was sailing to the anticipated load port on its next voyage.

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels to 25 years or 35 years, respectively. In the shipping industry, the use of a 25-year vessel life for Suezmax tankers has become the prevailing standard. In addition, the use of a 30 to 40 year vessel life for LNG carriers is typical. However, the actual life of a vessel may be different, with a shorter life potentially resulting in an impairment loss. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value.

Drydocking

Generally, we drydock each LNG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of the five-year drydocking period. We capitalize a substantial portion of the costs we incur during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of this period, we expense the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs in the month of the subsequent drydocking.

Derivative Instruments

We utilize derivative financial instruments to reduce interest rate risks. We do not hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Derivatives that are not hedges or are not designated as hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income.

Goodwill and Intangible Assets

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. The allocation of the purchase price of acquired companies to intangible assets and goodwill requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows.

Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the discount rate require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

Item 6. Directors, Senior Management and Employees

Management of Teekay LNG Partners L.P.

Teekay GP L.L.C., our general partner, manages our operations and activities. Unitholders are not entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation.

Our general partner owes a fiduciary duty to our unitholders. Our general partner is liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly nonrecourse to it. Whenever possible, our general partner intends to cause us to incur indebtedness or other obligations that are nonrecourse to it.

The directors of our general partner oversee our operations. The day-to-day affairs of our business are managed by the officers of our general partner and key employees of certain of our operating subsidiaries. Employees of certain subsidiaries of Teekay Shipping Corporation provide assistance to us and our operating subsidiaries pursuant to services agreements. Please read Item 7 – Major Unitholders and Related Party Transactions.

The Chief Executive Officer and Chief Financial Officer of our general partner, Peter Evensen, allocates his time between managing our business and affairs and the business and affairs of Teekay Shipping Corporation. Mr. Evensen is the Executive Vice President and Chief Financial Officer of Teekay Shipping Corporation. The amount of time Mr. Evensen allocates between our business and the businesses of Teekay Shipping Corporation varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. Mr. Evensen devotes sufficient time to our business and affairs as is necessary for their proper conduct.

Officers of Teekay LNG Projects Ltd., a subsidiary of Teekay Shipping Corporation, allocate their time between providing LNG strategic consulting and advisory services to certain of our operating subsidiaries and pursuing LNG project opportunities for Teekay Shipping Corporation, which projects, if awarded to Teekay Shipping Corporation, are offered to us pursuant to the non-competition provisions of the omnibus agreement. This agreement has previously been filed with the SEC. Please see Item 19. The omnibus agreement also permits us to pay to Teekay Shipping Corporation any “incentive fees” approved by the conflicts committee of our general partner’s board of directors, in its sole discretion, and relating to LNG projects provided to us by Teekay Shipping Corporation. Any such fee would be intended to reward Teekay Shipping Corporation for obtaining, and to further motivate it in pursuing additional, LNG projects. Teekay Shipping Corporation, in turn, may pay incentive fees to Teekay LNG Projects Ltd. for LNG projects awarded to it as a result of the efforts of Teekay LNG Projects Ltd.

Officers of our general partner and those individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Shipping Corporation. Our general partner seeks to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Directors, Executive Officers and Key Employees

The following table provides information about the directors and executive officers of our general partner and key employees of our operating subsidiary Teekay Spain as of December 31, 2005. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is c/o Bayside House, Bayside Executive Park, West Bay Street and Blake Road, Nassau, Commonwealth of The Bahamas. The business address of each of our key employees of Teekay Spain is Musgo Street 5—28023, Madrid, Spain.

Name                        Age  Position

C. Sean Day..............   56   Chairman
Bjorn Moller.............   48   Vice Chairman and Director
Peter Evensen............   47   Chief Executive Officer, Chief Financial Officer and Director
Robert E. Boyd...........   65   Director (1) (2)
Ida Jane Hinkley.........   55   Director (1)
Ihab J.M. Massoud........   37   Director (2)
George Watson............   58   Director (1) (2)
Bruce C. Bell............   58   Secretary
Andres Luna..............   49   Managing Director, Teekay Spain
Pedro Solana.............   49   Director, Finance and Accounting, Teekay Spain
(1)	Member of Audit Committee and Conflicts Committee.

(2)	Member of Corporate Governance Committee.

Certain biographical information about each of these individuals is set forth below:

C. Sean Day has served as Chairman of Teekay GP L.L.C. since it was formed in November 2004. Mr. Day has served as Chairman of Teekay Shipping Corporation’s board of directors since 1999. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a director of Kirby Corporation. Mr. Day also serves as the Chairman of Resolute Investments, Inc., the largest stockholder of Teekay Shipping Corporation.

Bjorn Moller has served as the Vice Chairman and a Director of Teekay GP L.L.C. since it was formed in November 2004. Mr. Moller is the President and Chief Executive Officer and a director of Teekay Shipping Corporation and has held those positions since April 1998. Mr. Moller has over 25 years’ experience in the shipping industry and has served in senior management positions with Teekay Shipping Corporation for more than 20 years. He has headed its overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay Shipping Corporation’s global chartering operations and business development activities.

Peter Evensen has served as the Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since it was formed in November 2004 and as a Director of Teekay GP L.L.C. since January 2005. Mr. Evensen is also the Executive Vice President and Chief Financial Officer of Teekay Shipping Corporation. He joined Teekay Shipping Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed to his current positions with Teekay Shipping Corporation in February 2004. Mr. Evensen has over 20 years’ experience in banking and shipping finance. Prior to joining Teekay Shipping Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

Robert E. Boyd has served as a Director of Teekay GP L.L.C. since January 2005. From May 1999 until his retirement in March 2004, Mr. Boyd was employed as the Senior Vice President and Chief Financial Officer of Teknion Corporation, a company engaged in the design, manufacture and marketing of office systems and office furniture products. From 1991 to 1999, Mr. Boyd was employed by The Oshawa Group Limited, a company engaged in the wholesale and retail distribution of food products and real estate activities, where his positions included Executive Vice President-Financial and Chief Financial Officer.

Ida Jane Hinkley has served as a Director of Teekay GP L.L.C. since January 2005. From 1998 to 2001, she served as Managing Director of Navion Shipping AS, a shipping company at that time affiliated with the Norwegian state-owned oil company Statoil ASA (and subsequently acquired by Teekay Shipping Corporation in 2003). From 1980 to 1997, Ms. Hinkley was employed by the Gotaas-Larsen Shipping Corporation, an international provider of marine transportation services for crude oil and gas (including LNG), serving as its Chief Financial Officer from 1988 to 1992 and its Managing Director from 1993 to 1997.

Ihab J.M. Massoud has served as a Director of Teekay GP L.L.C. since January 2005. Since 1998, he has been President of The Compass Group International LLC, a private equity investment firm based in Westport, Connecticut and an affiliate of Teekay Shipping Corporation. From 1995 to 1998, Mr. Massoud was employed in management at Petroleum Heat and Power, Inc. From 1993 to 1995, Mr. Massoud was a Vice President of Colony Capital, Inc., a Los Angeles-based private equity firm specializing in acquiring distressed real estate and corporate assets. Since 2005, Mr. Massoud has been serving as a Director and Chairman of Patriot Captial Funding Inc., a Nasdaq listed specialty finance company.

George Watson has served as a Director of Teekay GP L.L.C. since January 2005. Since July 2002, he has served as Chief Executive Officer of CriticalControl Solutions Inc. (formerly WNS Emergent), a provider of information control applications for the energy sector. From February 2000 to July 2002, he served as Executive Chairman at VerticalBuilder.com Inc. Mr. Watson served as President and Chief Executive Officer of TransCanada Pipelines Ltd. from 1993 to 1999 and as its Chief Financial Officer from 1990 to 1993.

Bruce C. Bell has served as the Secretary of Teekay GP L.L.C. since it was formed in November 2004. Since March 1994, Mr. Bell has been employed as the Managing Director of Oceanic Bank and Trust Limited, a Bahamian bank and trust company and in August 2005 he was appointed Chairman. Prior to joining Oceanic Bank and Trust Limited, Mr. Bell was engaged in the private practice of law in Canada, specializing in corporate/commercial, banking and international business transactions. From May 2000 until May 2003, Mr. Bell served as the Corporate Secretary of Teekay Shipping Corporation. Mr. Bell is also a director of Teekay Shipping Corporation.

Andres Luna has served as the Managing Director of Teekay Spain since April 2004. Mr. Luna joined Alta Shipping, S.A., a former affiliate company of Naviera F. Tapias S.A., in September 1992 and served as its General Manager until he was appointed Commercial General Manager of Naviera F. Tapias S.A. in December 1999. He also served as Chief Executive Officer of Naviera F. Tapias S.A. from July 2000 until its acquisition by Teekay Shipping Corporation in April 2004, when it was renamed Teekay Spain. Mr. Luna’s responsibilities with Teekay Spain have included business development, newbuilding contracting, project management, development of its LNG business and the renewal of its tanker fleet. He has been in the shipping business since his graduation as a naval architect from Madrid University in 1981.

Pedro Solana has served as the Director, Finance and Accounting of Teekay Spain since August 2004. Mr. Solana joined Naviera F. Tapias S.A. in 1991 and served as Deputy Financial Manager until its acquisition by Teekay Shipping Corporation. Mr. Solana’s responsibilities with Teekay Spain have included oversight of its accounting department and arranging for financing of its LNG carriers and crude oil tankers. He has been in the shipping business since 1980.

Officers of Teekay LNG Projects Ltd.

The following table provides information about the officers of Teekay LNG Projects Ltd., which is a wholly owned subsidiary of Teekay Shipping Corporation. As described above, Teekay LNG Projects Ltd. provides certain LNG strategic consulting and advisory services to Teekay Spain and certain of our other operating subsidiaries pursuant to services agreements and pursues LNG projects on behalf of Teekay Shipping Corporation, which will be offered to us pursuant to the omnibus agreement.

Name                         Age  Position

David Glendinning..........  51   President
Mark J. Kremin.............  35   Vice President
Roy E. Spires..............  59   Vice President, Finance

David Glendinning has served as the President of Teekay LNG Projects Ltd. since it was formed in November 2004. Mr. Glendinning is also the President of Teekay Shipping Corporation’s Teekay Gas and Offshore division, and has held this position since November 2003. Since joining Teekay Shipping Corporation, Mr. Glendinning has worked in a number of other senior positions with Teekay Shipping Corporation, including Vice President, Marine and Commercial Operations from January 1995 until his promotion to Senior Vice President, Customer Relations and Marine Project Development in February 1999. Prior to joining Teekay Shipping Corporation, Mr. Glendinning, who is a Master Mariner, had 18 years’ sea service on oil tankers of various types and sizes.

Mark J. Kremin has served as Vice President for Teekay LNG Projects Ltd. since March 2006. Mr. Kremin was also appointed Vice President, Gas Services of Teekay Shipping Corporation in March 2006. Mr. Kremin joined Teekay Shipping Corporation in November 2000, and served as its Vice President and Associate General Counsel until he was appointed to his current position. Prior to joining Teekay Shipping Corporation, Mr. Kremin was an attorney with Burke & Parsons, an admiralty law firm in New York City. Prior to attending law school, he worked for Mediterranean Shipping Company.

Roy E. Spires has served as Vice President, Finance of Teekay LNG Projects Ltd. since it was formed in November 2004. Mr. Spires has served as Teekay Shipping Corporation’s Vice President, Finance from February 2004 until the closing of our initial public offering. He also served as Teekay Shipping Corporation’s Director of Finance from November 1999 until February 2004. Prior to joining Teekay Shipping Corporation, Mr. Spires spent seven years with a publicly traded Canadian corporation, where his positions included Treasurer and Corporate Secretary. His experience includes over 17 years of management positions in commercial and corporate banking.

Reimbursement of Expenses of Our General Partner

Our general partner does not receive any management fee or other compensation for managing us. Our general partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner. During 2005, these expenses were comprised of a portion of compensation earned by the Chief Executive Officer and Chief Financial Officer of our general partner, directors’ fees and travel expenses, as discussed below.

Annual Executive Compensation

We and our general partner were formed in November 2004. Our general partner neither paid any compensation to its directors or officers nor accrued any obligations with respect to management incentive or retirement benefits for the directors and officers prior to our initial public offering. Because the Chief Executive Officer and Chief Financial Officer of our general partner, Peter Evensen, is an employee of Teekay Shipping Corporation, his compensation (other than any awards under the long-term incentive plan described below) is set and paid by Teekay Shipping Corporation, and we reimburse Teekay Shipping Corporation for time he spends on partnership matters.

Our general partner compensates Bruce Bell, the Secretary of our general partner, for time he spends on partnership matters and may grant Mr. Bell awards under the long-term incentive plan described below. The corporate governance committee of the board of directors of our general partner establishes the compensation for certain key employees of our operating subsidiary Teekay Spain. Officers and employees of our general partner or its affiliates may participate in employee benefit plans and arrangements sponsored by Teekay Shipping Corporation, our general partner or their affiliates, including plans that may be established in the future.

The aggregate compensation earned by the Chief Executive Officer and Chief Financial Officer of our general partner and the two key employees of Teekay Spain listed above (or the Executive Officers) for 2005 was $1.5 million. This is comprised of base salary ($0.8 million), annual bonus ($0.6 million) and pension and other benefits ($0.1 million). These amounts were paid primarily in Canadian Dollars or in Euros, but are reported here in U.S. Dollars using an exchange rate of 1.16 Canadian Dollars for each U.S. Dollar and 0.85 Euro for each U.S. Dollar, the exchange rates on December 31, 2005. Teekay Shipping Corporation’s annual bonus plan considers both company performance, through comparison to established targets and financial performance of peer companies, and individual performance. We have reimbursed our general partner for the portion of time that Mr. Evensen spent providing services to us. Please read Item 7. Major Unitholders and Related Party Transactions.

Compensation of Directors

Officers of our general partner or Teekay Shipping Corporation who also serve as directors of our general partner do not receive additional compensation for their service as directors. Each non-management director receives compensation for attending meetings of the board of directors, as well as committee meetings. Non-management directors receive a director fee of $30,000 per year and 700 common units subject to reverse vesting over a three-year period. Members of the audit and conflicts committees each receive a committee fee of $5,000 per year, and the chair of the audit committee receives an additional fee of $5,000 for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2005, the five non-employee directors received, in the aggregate, $170,000 in director and committee fees and reimbursement of $54,000 of their out-of-pocket expenses from our general partner. We reimbursed our general partner for these expenses as they were incurred for the conduct of our business. Please read Item 7. Major Unitholders and Related Party Transactions. During 2005, the five non-employee directors also received, in the aggregate, 3,500 common units of the Partnership.

2005 Long-Term Incentive Plan

Our general partner has adopted the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan for employees and directors of and consultants to our general partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. Other than the previously mentioned 3,500 common units awarded to our general partner’s directors, we have not made any awards under the 2005 long-term incentive plan.

Board Practices

Teekay GP L.L.C., our general partner, manages our operations and activities. Unitholders are not entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation.

Our general partner’s board of directors (or the Board) currently consists of seven members. Directors are appointed to serve until their successor is appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees during 2005 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters for the Audit Committee and Corporate Governance Committee are available under “Other Information – Corporate Governance” in the Investor Centre of our web site at www.teekaylng.com. During 2005, the Board held three meetings. Each director attended all Board meetings and all applicable committee meetings.

The Audit Committee of our general partner is composed of three or more directors, each of whom must meet the independence standards of the NYSE and the SEC. This committee is currently comprised of directors Robert E. Boyd (Chair), Ida Jane Hinkley and George Watson. All members of the committee are financially literate and the Board has determined that Mr. Boyd qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and independent auditors.

The Conflicts Committee of our general partner is composed of the same directors constituting the Audit Committee, being George Watson (Chair), Robert E. Boyd and Ida Jane Hinkley. The members of the Conflicts Committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the NYSE to serve on an audit committee of a board of directors and certain other requirements.

The Conflicts Committee:

•	reviews specific matters that the Board believes may involve conflicts of interest; and

•	determines if the resolution of the conflict of interest is fair and reasonable to us.

Any matters approved by the Conflicts Committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties it may owe us or our unitholders.

The Corporate Governance Committee of our general partner is composed of at least two or more directors, a majority of whom must meet the independence standards established by the NYSE. This committee is currently comprised of directors Ihab J.M. Massoud (Chair), Robert E. Boyd and George Watson.

The Corporate Governance Committee:

•	oversees the operation and effectiveness of the Board and its corporate governance;

•	develops and recommends to the Board corporate governance principles and policies applicable to us and our general partner and monitors compliance with these principles and policies and recommends to the Board appropriate changes; and

•	oversees director compensation and the long-term incentive plan described above.

Crewing and Staff

As of December 31, 2005, we employed approximately 376 seagoing staff who serve on our vessels and approximately 32 shore staff. Teekay Shipping Corporation and its subsidiaries may employ additional seagoing staff to assist us as we grow and has staffed the three Suezmax tankers we acquired in connection with our follow-on offering. Certain subsidiaries of Teekay Shipping Corporation provide advisory, operational and administrative support to us pursuant to services agreements. Please read Item 7 – Major Unitholders and Related Party Transactions.

We regard attracting and retaining motivated seagoing personnel as a top priority. Like Teekay Shipping Corporation, we offer our seafarers competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally.

Teekay Shipping Corporation has entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which cover substantially all of the officers and seamen that operate our Bahamian-flagged vessels. Our officers and seamen for our Spanish-flagged vessels are covered by a collective bargaining agreement with Spain’s Union General de Trabajadores and Comisiones Obreras. We believe our relationships with these labor unions are good.

Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. Teekay Shipping Corporation has agreed to allow our personnel to participate in its training programs. Teekay Shipping Corporation’s cadet training approach is designed to balance academic learning with hands-on training at sea. Teekay Shipping Corporation has relationships with training institutions in Canada, Croatia, India, Latvia, Norway, Philippines, Turkey and the United Kingdom. After receiving formal instruction at one of these institutions, our cadets’ training continues on board on one of our vessels. Teekay Shipping Corporation also has a career development plan that we follow, which was designed to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety.

Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 31, 2006, of our units by all directors and officers of our general partner and key employees as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 30, 2006 (60 days after March 31, 2006) through the exercise of any unit option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group                                                                  Percentage of
                                                                                             Total Common
                                               Percentage of                 Percentage of       and
                                Common Units   Common Units   Subordinated   Subordinated    Subordinated
                                    Owned          Owned       Units Owned    Units Owned   Units Owned(3)
All executive officers, key
employees and directors as
a group (10 persons) (1) (2)....    254,336         1.26%            -              -            0.73%
(1)	Excludes units owned by Teekay Shipping Corporation, on the board of which serve the directors of our general partner, C. Sean Day and Bjorn Moller, and our general partner’s Secretary, Bruce C. Bell. In addition, Mr. Moller is Teekay Shipping Corporation’s Chief Executive Officer, and Peter Evensen, our general partner’s Chief Executive Officer, Chief Financial Officer and Director, is Teekay Shipping Corporation’s Chief Financial Officer. Messrs. Day and Bell, also serve as directors and as the Chairman and Vice President, respectively, of Teekay Shipping Corporation’s largest stockholder.

(2)	Each director, executive officer and key employee beneficially owns less than one percent of the outstanding common and subordinated units.

(3)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Shipping Corporation.

Item 7.  Major Unitholders and Related Party Transactions

Major Unitholders

The following table sets forth information regarding beneficial ownership, as of March 31, 2006, of the Partnership’s common and subordinated units by each person we know to beneficially own more than 5% of the common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 30, 2006 (60 days after March 31, 2006) through the exercise of any unit option or other right. The unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

Identity of Person or Group                                                                       Percentage of
                                               Percentage of                   Percentage of      Total Common
                               Common Units   Common Units   Subordinated     Subordinated     and Subordinated
                                  Owned          Owned       Units Owned       Units Owned        Units Owned
Teekay Shipping
Corporation (1).................  8,734,572        43.2%         14,734,572        100.0%            67.1%
(1)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Shipping Corporation.

Our majority unitholder has the same voting rights as our other unitholders. The Partnership is directly controlled by Teekay Shipping Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Partnership.

Related Party Transactions

a)	Pursuant to a Contribution, Conveyance and Assumption Agreement, on May 6, 2005, Teekay Shipping Corporation contributed all of the outstanding shares of Luxco, all but $54.9 million of the notes receivable from Luxco, and all of the outstanding equity interests of Granada Spirit L.L.C., which owns the Suezmax tanker, the Granada Spirit, to us in connection with our initial public offering on May 10, 2005 of common units, which represent limited partner interests in us. We subsequently repaid the $54.9 million note receivable.

b)	We have entered into an omnibus agreement with Teekay Shipping Corporation, our general partner, and our operating company, Teekay LNG Operating L.L.C. The following discussion describes provisions of the omnibus agreement.

Noncompetition. Under the omnibus agreement, Teekay Shipping Corporation has agreed, and has caused its controlled affiliates (other than us) to agree, not to own, operate or charter LNG carriers. This restriction does not prevent Teekay Shipping Corporation or any of its controlled affiliates (other than us) from, among other things:

•	acquiring LNG carriers and related time charters as part of a business and operating or chartering those vessels if a majority of the value of the total assets or business acquired is not attributable to the LNG carriers and related time charters, as determined in good faith by the board of directors of Teekay Shipping Corporation; however, if at any time Teekay Shipping Corporation completes such an acquisition, it must offer to sell the LNG carriers and related time charters to us for their fair market value plus any additional tax or other similar costs to Teekay Shipping Corporation that would be required to transfer the LNG carriers and time charters to us separately from the acquired business;

•	owning, operating or chartering LNG carriers that relate to a bid or award for a proposed LNG project that Teekay Shipping Corporation or any of its subsidiaries has submitted or hereafter submits or receives; however, at least 180 days prior to the scheduled delivery date of any such LNG carrier, Teekay Shipping Corporation must offer to sell the LNG carrier and related time charter to us, with the vessel valued at its “fully-built-up cost,” which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Shipping Corporation to acquire or construct and bring such LNG carrier to the condition and location necessary for our intended use; or

•	acquiring, operating or chartering LNG carriers if our general partner has previously advised Teekay Shipping Corporation that the board of directors of our general partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the carriers.

The omnibus agreement also permits us to pay to Teekay Shipping Corporation any “incentive fees” approved by the conflicts committee of the board of directors of our general partner, in its sole discretion and relating to LNG projects provided to us by Teekay Shipping Corporation.

In addition, under the omnibus agreement we have agreed not to own, operate or charter crude oil tankers. This restriction does not apply to any of the Suezmax tankers in our current fleet, and the ownership, operation or chartering of any oil tankers that replace any of those oil tankers in connection with certain events. In addition, the restriction does not prevent us from, among other things:

•	acquiring oil tankers and any related time charters as part of a business and operating or chartering those vessels, if a majority of the value of the total assets or business acquired is not attributable to the oil tankers and any related charters, as determined by the conflicts committee of our general partner’s board of directors; however, if at any time we complete such an acquisition, we are required to promptly offer to sell the oil tankers and time charters to Teekay Shipping Corporation for fair market value plus any additional tax or other similar costs to us that would be required to transfer the oil tankers and time charters to Teekay Shipping Corporation separately from the acquired business; or

•	acquiring, operating or chartering oil tankers if Teekay Shipping Corporation has previously advised our general partner that it has elected not to acquire or operate those tankers.

Rights of First Offer on Suezmax Tankers and LNG Carriers. Under the omnibus agreement, we have granted to Teekay Shipping Corporation a 30-day right of first offer on any proposed (a) sale, transfer or other disposition of any of our Suezmax tankers or (b) re-chartering of any of our Suezmax tankers pursuant to a time charter with a term of at least three years if the existing charter expires or is terminated early. Likewise, Teekay Shipping Corporation has granted a similar right of first offer to us for any LNG carriers it might own. These rights of first offer do not apply to certain transactions.

c)	We and certain of our subsidiaries have entered into services agreements with subsidiaries of Teekay Shipping Corporation pursuant to which the Teekay Shipping Corporation subsidiaries have agreed to provide (a) to us certain non-strategic administrative services, (b) advisory, technical and administrative services that supplement existing capabilities of the employees of our operating subsidiaries and (c) strategic consulting and advisory services to our operating subsidiaries relating to our LNG business, unless the provision of those services would materially interfere with Teekay Shipping Corporation’s operations. These services are to be provided in a commercially reasonably manner and upon the reasonable request of our general partner or our operating subsidiaries, as applicable. The Teekay Shipping Corporation subsidiaries that are parties to the services agreements may provide these services directly or may subcontract for certain of these services with other entities, including other Teekay Shipping Corporation subsidiaries. We pay a reasonable, arm’s-length fee for the services that includes reimbursement of the reasonable cost of any direct and indirect expenses the Teekay Shipping Corporation subsidiaries incur in providing these services. During the period from May 10, 2005 to December 31, 2005, we incurred $1.1 million of costs under these agreements.

d)	We reimburse our general partner for all expenses necessary or appropriate for the conduct of our business. During the period from May 10, 2005 to December 31, 2005, we incurred $0.2 million of these costs.

e)	We have agreed to acquire from Teekay Shipping Corporation its 100% ownership interest in Teekay Nakilat Holdings Corporation (or Teekay Nakilat Holdings). Teekay Nakilat Holdings owns 70% of Teekay Nakilat, which in turns owns three subsidiaries, each of which has contracted to have built one of the three RasGas II LNG newbuildings. Qatar Gas Transport Company Ltd. (Nakilat) owns the remaining 30% interest in Teekay Nakilat. Our estimated purchase price for the 70% interest in Teekay Nakilat is $92.8 million, plus the assumption of approximately $327.7 million of long-term debt.

During January 2006, Teekay Shipping Corporation completed a 30-year U.K. lease arrangement that will be used to finance the purchase of the three RasGas II LNG newbuilding carriers owned by Teekay Nakilat. The tax benefits of this lease arrangement are expected to reduce the equity portion of our purchase of Teekay Shipping Corporation’s 70% interest in Teekay Nakilat by approximately $40 million, from approximately $93 million to approximately $53 million.

The purchase will occur upon the delivery of the first carrier, which is scheduled for the fourth quarter of 2006. The remaining two carriers are scheduled for delivery in the first half of 2007. Upon their deliveries, these vessels will provide transportation services under 20-year, fixed-rate time charters to Ras Laffan Liquefied Natural Gas Co. Limited (II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation, established for the purpose of expanding LNG production in Qatar.

Our aggregate purchase price for Teekay Shipping Corporation’s interest in Teekay Nakilat will reimburse Teekay Shipping Corporation for its costs related to the construction and delivery of the three RasGas II vessels and compensate it for its cost of capital on construction payments made to the shipyard. Teekay Shipping Corporation will provide all capital required to finance the construction of the three RasGas II vessels until our purchase of Teekay Nakilat Holdings. An initial installment equal to 90% of the estimated purchase price will be payable upon delivery of the first vessel, with the balance due within 90 days of delivery of the third vessel. Payments will be made in either cash or our common units, at Teekay Shipping Corporation’s election made at least 90 days prior to payment thereof, or such other consideration as agreed between Teekay Shipping Corporation and the conflicts committee of our general partner’s board of directors. Payments in our common units will be valued at their average closing price during the 10-trading day period immediately preceding the payment or, if lower, their price per share to the public in any offering undertaken by us to partially finance our purchase.

f)	In December 2004, Teekay Spain sold the Granada Spirit to a subsidiary of Teekay Shipping Corporation for $26.5 million. The resulting gain on sale of $4.9 million was accounted for as an equity contribution. This sale was done in connection with a drydocking and re-flagging of the vessel. Teekay Spain had operated the vessel on the spot market until it was sold.

Following Teekay Shipping Corporation’s contribution of the Granada Spirit LLC back to us on the closing of our initial public offering in May 2005, we entered into a short-term, fixed-rate time charter and vessel sales agreement with a subsidiary of Teekay Shipping Corporation for the Granada Spirit.

On May 26, 2005, we sold the Granada Spirit to the Teekay Shipping Corporation subsidiary for $20.6 million, resulting in a gain on sale of $0.2 million. Net voyage revenues earned under the short-term time-charter contract with Teekay Shipping Corporation were $0.5 million.

g)	In early 2005, we sold the Santiago Spirit (a newly constructed, double-hulled Suezmax tanker delivered in March 2005) to a subsidiary of Teekay Shipping Corporation for $70.0 million. The resulting $3.1 million loss on sale, net of income taxes, has been accounted for as an equity distribution.

h)	Our Suezmax tanker, the Toledo Spirit, which delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. We entered into an agreement with Teekay Shipping Corporation such that Teekay Shipping Corporation pays us any amounts payable to the charter party as a result of spot rates being below the fixed rate, and we pay Teekay Shipping Corporation any amounts payable to us as a result of spot rates being in excess of the fixed rate. During the period from May 10, 2005 to December 31, 2005, $2.8 million was paid or payable by us to Teekay Shipping Corporation as a result of this agreement.

i)	Concurrently with the closing of our follow-on public offering of common units in November 2005, we acquired the three ConocoPhillips Tankers and related long-term, fixed-rate time charter contracts from Teekay Shipping Corporation for $180.0 million. The vessels are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. Each time charter has a remaining scheduled term of approximately 10 years, subject to termination and vessel sale and purchase rights. In addition, ConocoPhillips has the option to extend the charters for up to an additional six years. The acquisition was funded with the net proceeds from the offering, together with borrowings under our $100 million revolving credit facility and cash balances. If ConocoPhillips declines to exercise its option to extend the terms of the charters, we have granted Teekay Shipping Corporation the right to charter the vessels for up to six years under the same pricing terms and conditions as those in the time charters with ConocoPhillips.

j)	The Chairman of our general partner, C. Sean Day, and our general partner’s Secretary, Bruce Bell, are directors and the Chairman and Vice President, respectively, of Resolute Investments, Inc., the largest stockholder of Teekay Shipping Corporation. Mr. Bell is the Managing Director of Oceanic Bank and Trust Limited, to which Teekay Shipping Corporation paid approximately $0.5 million in 2005 for corporate administration fees and shared office costs. Mr. Day is also the Chairman of Teekay Shipping Corporation and his consulting company provides services primarily to affiliates of Teekay Shipping Corporation. Another director of our general partner, Ihab J.M. Massoud, is President of The Compass Group International LLC, a private equity investment firm affiliated with Teekay Shipping Corporation.

k)	Until November 2004, Andres Luna, the Managing Director of Teekay Spain, was a stockholder of Alta Shipping S.A., a former affiliate of Teekay Spain and currently an affiliate of Teekay Shipping Corporation. In each of 2003 and 2004, Teekay Spain paid ship brokerage commissions to Alta Shipping S.A. relating to Suezmax tanker time charters in amounts totaling no more than 1.0 million Euros ($1.26 million).

Item 8.  Financial Information

Consolidated Financial Statements and Notes

Please see Item 18 below for additional information required to be disclosed under this Item.

Legal Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.

Cash Distribution Policy

Rationale for Our Cash Distribution Policy.

Our partnership agreement requires us to distribute all of our available cash (as defined in our partnership agreement) within approximately 45 days after the end of each quarter. This cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our cash available after expenses and reserves rather than retaining it. Because we believe we will generally finance any capital investments from external financing sources, we believe that our investors are best served by our distributing all of our available cash.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our distribution policy is subject to restrictions on distributions under our credit agreements. Specifically, our credit agreements contain material financial tests and covenants that we must satisfy. Should we be unable to satisfy these restrictions under our credit agreements, we would be prohibited from making cash distributions to unitholders notwithstanding our stated cash distribution policy.

•	The board of directors of our general partner has the authority to establish reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of those reserves could result in a reduction in cash distributions to unitholders from levels we anticipate pursuant to our stated distribution policy.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to increases in our general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, the issuance of additional units (which will require the payment of distributions on those units), working capital requirements and anticipated cash needs.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of the public common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units, voting as a class (including common units held by affiliate of our general partner) after the subordination period has ended.

Minimum Quarterly Distribution

Common unitholders are entitled under our partnership agreement to receive a quarterly distribution of $0.4125 per unit, or $1.65 per year, prior to any distribution on our subordinated units to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. Our general partner has the authority to determine the amount of our available cash for any quarter. This determination, as well as all determinations made by the general partner, must be made in good faith. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit agreements.

Commencing after the date of our initial public offering, cash distributions declared during 2005 were $20.1 million, or $0.4125 per unit per quarter. For the quarter ended June 30, 2005, cash distributions declared were prorated for the period of May 10, 2005 to June 30, 2005.

Subordination Period

During the subordination period, applicable to the subordinated units held by Teekay Shipping Corporation, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus (as defined in our partnership agreement) after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

                                                                           Marginal Percentage Interest
                                          Total Quarterly Distribution          in Distributions
                                                 Target Amount            Unitholders    General Partner

Minimum Quarterly Distribution ............$0.4125                            98%             2%
First Target Distribution..................up to $0.4625                      98              2
Second Target Distribution.................above $0.4625 up to $0.5375        85             15
Third Target Distribution..................above $0.5375 up to $0.6500        75             25
Thereafter ................................above $0.6500                      50             50

Significant Changes

No significant changes have occurred since the date of the annual financial statements included herein.

Item 9.  The Offer and Listing

Our common units are traded on the New York Stock Exchange (or NYSE) under the symbol “TGP”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated.

Year Ended                         Dec. 31,
                                   2005 (1)
                                 ----------- ------------ ----------- ------------ ----------- -----------
  High..........................    34.70
  Low...........................    24.30

Quarters Ended                     Dec. 31,    Sept. 30,    June 30,
                                    2005         2005       2005 (1)
                                 ----------- ------------ ----------- ------------ ----------- -----------
  High..........................    31.66       34.70        28.45
  Low...........................    27.40       28.12        24.30

Months Ended                       Feb. 28,    Jan. 31,    Dec. 31,     Nov. 30,     Oct. 31,   Sept. 30,
                                     2006        2006        2005         2005         2005        2005
                                 ----------- ------------ ----------- ------------ ----------- -----------
  High..........................    30.40       30.00        29.91       30.30        31.66       32.70
  Low...........................    28.65       29.32        28.05       27.40        27.75       30.00
(1)	Period beginning May 5, 2005.

Item 10. Additional Information

Memorandum and Articles of Association

The information required to be disclosed under Item 10.B is incorporated by reference to the following sections of the prospectus included in Amendment No. 2 to our Registration Statement on Form F-1 filed with the SEC on November 15, 2005: “The Partnership Agreement,” “Description of the Common Units – The Units,” Conflicts of Interest and Fiduciary Duties” and “Cash Distribution Policy.”

Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

(a)	Agreement, dated February 21, 2001, for a U.S. $100,000,000 Revolving Credit Facility between Naviera Teekay Gas S.L., J.P. Morgan plc and various other banks. This facility bears interest at LIBOR plus a margin of 1.2%. The credit facility is available to us until September 2009 and may be used for general partnership purposes and to fund cash distributions. Under the facility, we are required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. Our obligations under the facility are secured by a first-priority mortgage on one of our LNG carriers, the Hispania Spirit, and a pledge of certain shares of the subsidiary operating the carrier.

(b)	Agreement, dated December 7, 2005, for a U.S. $137,500,000 Revolving Credit Facility between Asian Spirit L.L.C., African Spirit L.L.C., and European Spirit L.L.C., Den Norske Bank ASA and various other banks. This facility bears interest at LIBOR plus a margin of 0.50%. The amount available under the facility reduces by $4.4 million semi-annually, with a bullet reduction of $57.7 million on maturity in April 2015. The credit facility may be used for general partnership purposes and to fund cash distributions. Our obligations under the facility are secured by a first-priority mortgage on three of its Suezmax tankers and a pledge of certain shares of the subsidiaries operating the Suezmax tankers.

(c)	Omnibus agreement with Teekay Shipping Corporation, our general partner, and our operating company, Teekay LNG Operating L.L.C. Please read Item 7 – Major Unitholders and Related Party Transactions for a summary of certain contract terms.

(d)	We and certain of our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which the Teekay Shipping Corporation subsidiaries provide us and our operating subsidiaries with administrative, advisory, technical and strategic consulting services for a reasonable, arms-length fee that includes reimbursement of the reasonable cost of any direct and indirect expenses it incurs in providing these services. Please read Item 7 – Major Unitholders and Related Party Transactions for a summary of certain contract terms.

(e)	Pursuant to the Nakilat Share Purchase Agreement, we have agreed to acquire from Teekay Shipping Corporation its 100% ownership interest in Teekay Nakilat Holdings Corporation. Please read Item 7 – Major Unitholders and Related Party Transactions for a summary of certain contract terms.

(f)	Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended. This facility was used to make restricted cash deposits that fully fund payments under a capital lease for one of our LNG carriers, the Catalunya Spirit.

(g)	Bareboat Charter Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Poseidon Gas AIE dated as of October 2, 2000. This bareboat charter agreement has a term of three years and is for one of our LNG carriers, the Catalunya Spirit.

(h)	Credit Facility Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Chase Manhattan International Limited, as Agent, dated as of December 21, 2001, as amended. This facility was used to make restricted cash deposits that fully fund payments under a capital lease for one of our LNG carriers, the Madrid Spirit.

(i)	Bareboat Charter Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F.Tapias Gas IV, S.A.) and Pagumar AIE dated as of December 30, 2003. This bareboat charter agreement has a term of seven years and is for one of our LNG carriers, the Madrid Spirit.

(j)	Contribution, Conveyance and Assumption Agreement. Please read Item 7 – Major Unitholders and Related Party Transactions for a summary of certain contract terms.

(k)	Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan. Please read Item 6 – Directors, Senior Management and Employees for a summary of certain plan terms.

Exchange Controls and Other Limitations Affecting Unitholders

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of The Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of the Marshall Islands or our Articles of Incorporation and Bylaws.

Taxation

Marshall Islands Tax Consequences. Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to our initial public offering and follow-on offering was executed outside of the Republic of the Marshall Islands, under current Marshall Islands law, no taxes or withholdings will be imposed by the Republic of the Marshall Islands on distributions, including upon a return of capital, made to unitholders, so long as such persons do not reside in, maintain offices in, nor engage in business in the Republic of the Marshall Islands. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of the Marshall Islands on the purchase, ownership or disposition by such persons of our common units.

Canadian Federal Income Tax Consequences. The following discussion is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (or the Canada Tax Act), that we believe are relevant to holders of common units who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty) resident in the United States and who deal at arm’s length with us and Teekay Shipping Corporation (or U.S. Resident Holders).

Under the Canada Tax Act, no taxes on income (including taxable capital gains) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of the common units, provided that we do not carry on business in Canada and such U.S. Resident Holders do not, for the purposes of the Canada-U.S. Treaty, otherwise have a permanent establishment or fixed base in Canada to which such common units pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such common units in the course of carrying on a business in Canada and, in the case of any U.S. Resident Holders that carry on an insurance business in Canada and elsewhere, such U.S. Resident Holders establish that the common units are not effectively connected with their insurance business carried on in Canada.

In this connection, we believe that our activities and affairs can be conducted in a manner that we will not be carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act solely by reason of the acquisition, holding, disposition or redemption of their common units. We intend that this is and continues to be the case, notwithstanding that certain services will be provided to Teekay LNG Partners L.P., indirectly through arrangements with a subsidiary of Teekay Shipping Corporation that is resident and based in the Bahamas, by Canadian service providers. However, we cannot asure this result.

Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, The Bahamas. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge, or from the Public Reference Section at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our unhedged floating-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. As at December 31, 2005, our unhedged floating-rate borrowings totaled $29.0 million. A 1% increase in the interest rates on that amount would result in $0.3 million in additional annual interest payments.

The table below provides information about our financial instruments at December 31, 2005, that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

                                                                     Expected Maturity Date

                                               2006     2007     2008     2009     2010  Thereafter  Rate(1)
                                             -------- -------- -------- -------- -------- --------  --------
                                                     (in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate Debt
  U.S. Dollar-denominated (2) ..............      -        -        -     29.0        -         -      5.6%
  U.S. Dollar-denominated
    (newbuildings) (2)(3)...................      -      6.4     11.0     11.0     11.0     278.2      5.1%
  Euro-denominated (4)(5) ..................    8.1      8.7      9.3     10.0     10.7     330.6      3.6%

Capital Lease Obligations (6)
  Fixed-Rate Obligations (7)................    8.6    130.7      3.7      3.8     84.0         -      7.4%
  Average Interest Rate (8).................    7.5%     8.8%     5.4%     5.4%     5.5%      n/a

Interest Rate Swaps:
  Contract Amount
    (U.S. Dollar-denominated) (9)...........      -      2.2      4.5      4.9      5.3     217.1      6.2%
  Average Fixed Pay Rate (2) ...............      -      6.2%     6.2%     6.2%     6.2%      6.2%
  Contract Amount
    (Euro-denominated) (5)(10)..............    8.1      8.7      9.3     10.0     10.7     330.6      3.8%
  Average Fixed Pay Rate (4) ...............    3.8%     3.8%     3.8%     3.8%     3.8%      3.8%
(1)	Rate refers to the weighted-average effective interest rate for our debt, including the margin we pay on our floating-rate debt, as at December 31, 2005, and the average fixed pay rate for our swap agreements, as applicable. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of December 31, 2005 ranged from 0.9% to 1.3%.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	During May 2005, we entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Nakilat, which owns three LNG newbuildings and the related 20-year time charters. The purchase will occur upon the delivery of the first newbuilding, which is scheduled during the fourth quarter of 2006. As a result of this agreement, under current U.S. accounting guidelines we are required to consolidate Teekay Nakilat even though we do not yet have an ownership interest in Teekay Nakilat. As at December 31, 2005, the assets of Teekay Nakilat included the three LNG newbuildings, which had a carrying value of $316.9 million and other assets of $2.7 million. These assets have been financed with $205.9 of term loans and $113.7 million of loans from Teekay Shipping Corporation and Qatar Gas Transport Company Ltd. (Nakilat).

(4)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(5)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2005.

(6)	Excludes the capital lease obligations (present value of minimum lease payments) of 244.0 million Euros ($289.2 million) on two of our LNG carriers. Under the terms of these lease obligations, we are required to have on deposit with financial institutions an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligations, including purchase obligations. Consequently, we are not subject to interest rate risk from these obligations.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set quarterly at 3-month LIBOR.

(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set monthly at 1-month EURIBOR or semi-annually at the 6-month EURIBOR.

The following table sets forth further information about our interest rate swap agreements, long-term debt and capital lease obligations as at December 31, 2005 and 2004.

                                                        Contract     Fair Value/
                                                         Amount    Carrying Amount     Rate(1)
                                                     -------------  -------------  -------------
                                                            (in millions of U.S. dollars)
December 31, 2005
Interest Rate Swap Agreements:
  U.S. Dollar-denominated...........................      234.0         (23.6)          6.2%
  Euro-denominated..................................      377.4         (10.1)          3.8%
Long-Term Debt: (2)
  U.S. Dollar-denominated...........................       29.0         (29.0)          5.6%
  U.S. Dollar-denominated (newbuildings) (3)........      317.6        (317.6)          5.1%
  Euro-denominated..................................      377.4        (377.4)          3.6%
December 31, 2004
Interest Rate Swap Agreements:
  U.S. Dollar-denominated...........................      328.5         (44.3)          6.7%
  Euro-denominated..................................      441.0         (90.6)          5.9%
Long-Term Debt: (2)
  U.S. Dollar-denominated...........................      531.2        (531.2)          5.1%
  Euro-denominated .................................      443.7        (443.7)          3.4%
(1)	Rate refers to the weighted-average effective interest rate for our debt and capital lease obligations and average fixed pay rate for our swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate on our interest rate swap agreements excludes the margin we pay on our floating-rate debt.

(2)	Includes capital lease obligations except for capital lease obligations of $289.1 million (December 31, 2005) and $413.2 million (December 31, 2004) on two of our LNG carriers. Under the terms of these lease obligations, we are required to have on deposit with financial institutions an amount of cash that together with the interest earned thereon, will fully fund the amount owing under the capital lease obligations, including purchase obligations.

(3)	Please read Note 3 from previous table.

Counterparties to these financial instruments expose us to credit-related losses in the event of nonperformance; however, counterparties to these agreements are major financial institutions, and we consider the risk of loss due to nonperformance to be minimal. We do not require collateral from these institutions. We do not hold or issue interest rate swaps for trading purposes.

Foreign Currency Fluctuation Risk

We are exposed to the impact of changes in foreign currency exchange rates. Revenues generated from three of our time charters are either partially or solely denominated in Euros. During 2005, we earned approximately 47.5 million Euros ($59.5 million) in Euro-denominated revenues from these three time charters. The Euro-denominated cash received from these charters is used for payment of Euro-denominated expenditures, including vessel operating expenses for our Spanish crew, general and administrative expenses for our Madrid office and interest and principal repayments for our Euro-denominated debt. Our Euro-denominated revenues currently approximate our Euro-denominated expenses and Euro-denominated loan and interest payments. For this reason, we have not entered into any forward contracts or similar arrangements to protect against the currency risk of foreign currency-denominated revenues, expenses, monetary assets or monetary liabilities. If our foreign currency-denominated revenues and expenses become sufficiently disproportionate in the future, we may engage in hedging activities.

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Unitholders and Use of Proceeds

The Partnership completed its initial public offering and a follow-on public offering during May 2005 and November 2005, respectively. For information regarding the use of proceeds, please read Item 18 – Financial Statements: Note 2 – Public Offerings

Item 15.  Controls and Procedures

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2005 to ensure that information required to be disclosed by the Partnership in the reports we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to the Partnership’s management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our Chief Executive Officer and Chief Financial Officer does not expect that our disclosure controls or internal controls will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Partnership have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Item 16A.  Audit Committee Financial Expert

The board of directors of our general partner has determined that director, Robert E. Boyd, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.  Code of Ethics

We have adopted Standards of Business Conduct that include a Code of Ethics for all our employees and the employees and directors of our general partner. This document is available under “Other Information — Corporate Governance” in the Investor Centre of our web site (www.teekaylng.com). We intend to disclose, under “Other Information — Corporate Governance” in the Investor Centre of our web site, any waivers to or amendments of our Standards of Business Conduct or Code of Ethics for the benefit of any directors and executive officers of our general partner.

Item 16C.  Principal Accountant Fees and Services

Our principal accountant for 2005 and 2004 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees we or our predecessor (Luxco and its subsidiaries) paid or accrued for audit services provided by Ernst & Young LLP for 2005 and 2004.

Fees                                       2005              2004
                                    ------------------ ------------------
 Audit Fees (1).....................    $293,225            $141,900
 Audit-Related Fees (2).............      86,350             252,545
                                    ------------------ ------------------
    Total...........................    $379,575            $394,445
                                    ================== ==================
(1)	Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements and review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings.

(2)	Audit-related fees consisted primarily of professional services in connection with the review of our regulatory filings for our initial and follow-on public offerings.

The Audit Committee of our general partner’s board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2005.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Units by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The following financial statements and schedule, together with the related report of Ernst & Young LLP, Chartered Accountants, are filed as part of this Annual Report:

                                                                                  Page
Report of Independent Registered Public Accounting Firm........................... F-1

Consolidated Financial Statements

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

   1.1    Certificate of Limited Partnership of Teekay LNG Partners L.P. (1)

   1.2    First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P. (2)

   1.3    Certificate of Formation of Teekay GP L.L.C. (1)

   1.4    Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C.  (3)

   4.1    Agreement, dated February 21, 2001, for a U.S $100,000,000 Revolving Credit Facility between
          Naviera Teekay Gas S.L. , J.P. Morgan plc and various other banks (5)

   4.2    Contribution, Conveyance and Assumption Agreement (6)

   4.3    Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan (5)

   4.4    Omnibus Agreement (6)

   4.5    Administrative Services Agreement with Teekay Shipping Limited (5)

   4.6    Advisory, Technical and Administrative Services Agreement (5)

   4.7    LNG Strategic Consulting and Advisory Services Agreement (5)

   4.8    Granada Spirit Purchase Agreement (5)

   4.9    Granada Spirit Charter (5)

   4.10   Agreement to Purchase Nakilat Interest (5)

   4.11   Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias
          Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent,
          dated as of October 2, 2000, as amended (5)

   4.12   Bareboat Charter Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias
          Gas III, S.A.) and Poseidon Gas AIE dated as of October 2, 2000 (5)

   4.13   Credit Facility Agreement between Naviera Teekay Gas IV, S.L.(formerly Naviera F. Tapias Gas IV, S.A.)
          and Chase Manhattan International Limited, as Agent, dated as of December 21, 2001, as amended (5)

   4.14   Bareboat Charter Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV,
          S.A.) and Pagumar AIE dated as of December 30, 2003 (5)

   4.15   Agreement, dated December 7, 2005, for a U.S. $137,500,000 Secured Reducing Revolving Loan
          Facility Agreement between Asian Spirit L.L.C., African Spirit L.L.C., European Spirit L.L.C.,
          DNB Nor Bank ASA and other banks

   8.1    List of Subsidiaries of Teekay LNG Partners L.P.

  12.1    Rule 13a-14(a)/15d-14(a) Certification of Teekay LNG Partners L.P.'s Chief Executive Officer

  12.2    Rule 13a-14(a)/15d-14(a) Certification of Teekay LNG Partners L.P.'s Chief Financial Officer

  13.1    Teekay LNG Partners L.P. Certification of Peter Evensen, Chief Executive Officer
          and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
          Section 906 of the Sarbanes-Oxley Act of 2002.

  15.1    Letter from Ernst & Young LLP, as independent chartered accountants, dated April 13, 2006, regarding audited financial information.
(1)	Previously filed as an exhibit to the Partnership's Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on November 24, 2004, and hereby incorporated by reference to such Annual Report.

(2)	Previously filed as Appendix A to the Partnership's Rule 424(b)(4) Prospectus filed with the SEC on May 6, 2005, and hereby incorporated by reference to such Prospectus.

(3)	Previously filed as an exhibit to the Partnership's Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on January 28, 2005, and hereby incorporated by reference to such Registration Statement.

(4)	Previously filed as an exhibit to the Partnership's Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 1, 2005, and hereby incorporated by reference to such Registration Statement.

(5)	Previously filed as an exhibit to the Partnership's Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 11, 2005, and hereby incorporated by reference to such Registration Statement.

(6)	Previously filed as an exhibit to the Partnership's Registration Statement on Form S-8 (File No. 333-124647), filed with the SEC on May 5, 2005, and hereby incorporated by reference to such Registration Statement.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 13, 2006	TEEKAY LNG PARTNERS L.P. By: Teekay GP L.L.C., its general partner By: /s/ Peter Evensen Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of
TEEKAY LNG PARTNERS L.P.

We have audited the accompanying consolidated balance sheets of Teekay LNG Partners L.P. (successor to Teekay Luxembourg S.a.r.l.) and subsidiaries (or the Partnership) as of December 31, 2005 and 2004, and the related consolidated statements of income (loss) for the years ended December 31, 2005, 2004 and 2003 aggregated as follows:

Year ended December 31, 2005
                 •    January 1 to May 9, 2005
                 •    May 10 to December 31, 2005

Year ended December 31, 2004
                 •    January 1 to April 30, 2004
                 •    May 1 to December 31, 2004

Year ended December 31, 2003
                 •    January 1 to December 31, 2003

We have also audited the consolidated statements of the changes in partners’ equity/stockholder deficit and cash flows for the three years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay LNG Partners L.P. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada                                                                                                                                                              /s/ ERNST & YOUNG LLP
February 21, 2006                                                                                                                                                                  Chartered Accountants

                             TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
                                 (Successor to Teekay Luxembourg S.a.r.l.)
                                  CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                         (in thousands of U.S. dollars, except unit and per unit data)

                                             Year Ended December 31,       Year Ended December 31,
                                                     2005                          2004
                                               January 1     May 10        January 1       May 1
                                                  to           to             to             to        Year Ended
                                                May 9,     December 31,    April 30,    December 31,  December 31,
                                                 2005          2005          2004           2004         2003
                                                   $            $              $              $            $
                                         -------------- -------------- -------------- -------------- --------------
VOYAGE REVENUES                                 50,129        95,330        40,718         83,115         86,709
---------------------------------------- -------------- -------------- -------------- -------------- --------------
OPERATING EXPENSES
Voyage expenses                                    251           407         1,842          3,090          4,911
Vessel operating expenses                       10,771        18,034        10,302         20,315         26,440
Depreciation and amortization                   14,751        28,420         8,585         26,275         23,390
General and administrative
  (notes 13c and 13d)                            2,928         7,029         2,103          4,375          8,799
---------------------------------------- -------------- -------------- -------------- -------------- --------------
Total operating expenses                        28,701        53,890        22,832         54,055         63,540
---------------------------------------- -------------- -------------- -------------- -------------- --------------
Income from vessel operations                   21,428        41,440        17,886         29,060         23,169
---------------------------------------- -------------- -------------- -------------- -------------- --------------
OTHER ITEMS
Interest expense (notes 5, 7 and 8)            (35,679)      (37,623)      (21,475)       (50,485)       (34,862)
Interest income                                  9,098        14,084         8,692         13,519          8,431
Foreign currency exchange gain (loss)
  (note 8)                                      52,295        29,524        18,010        (78,831)       (71,502)
Other income (loss) - net (note 11)            (17,927)        2,907        (6,949)         2,342         15,332
---------------------------------------- -------------- -------------- -------------- -------------- --------------
Total other items                                7,787         8,892        (1,722)      (113,455)       (82,601)
---------------------------------------- -------------- -------------- -------------- -------------- --------------
Net income (loss)                               29,215        50,332        16,164        (84,395)       (59,432)
---------------------------------------- -------------- -------------- -------------- -------------- --------------
General partner's interest in net income             -         9,665             -             -               -
Limited partners' interest (note 17)
  Net income (loss)                             29,215        40,667        16,164        (84,395)       (59,432)
  Net income (loss) per:
  • Common unit (basic and diluted)               1.24          1.45          0.69          (3.60)         (2.53)
  • Subordinated unit (basic and diluted)         1.24          1.15          0.69          (3.60)         (2.53)
  • Total unit (basic and diluted)                1.24          1.31          0.69          (3.60)         (2.53)
---------------------------------------- -------------- -------------- -------------- -------------- --------------
Weighted-average number of units
outstanding:
  • Common units (basic and diluted)         8,734,572    16,382,987     8,734,572      8,734,572      8,734,572
  • Subordinated units (basic and diluted)  14,734,572    14,734,572    14,734,572     14,734,572     14,734,572
  • Total units (basic and diluted)         23,469,144    31,117,559    23,469,144     23,469,144     23,469,144
======================================== ============== ============== ============== ============== ==============
The accompanying notes are an integral part of the consolidated financial statements.

                             TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
                                 (Successor to Teekay Luxembourg S.a.r.l.)
                                       CONSOLIDATED BALANCE SHEETS
                                      (in thousands of U.S. dollars)

                                                                        As at            As at
                                                                     December 31,     December 31,
                                                                        2005             2004
                                                                         $                 $
                                                                  ---------------- ----------------
ASSETS
Current
Cash and cash equivalents                                               34,469          156,410
Restricted cash  - current (note 5)                                    139,525           82,387
Accounts receivable                                                      2,977            7,197
Prepaid expenses and other assets                                        3,972            3,449
----------------------------------------------------------------- ---------------- ----------------
Total current assets                                                   180,943          249,443
----------------------------------------------------------------- ---------------- ----------------
Restricted cash - long-term (note 5)                                   158,798          352,725

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $16,235 (2004 - $5,829)      507,825          366,334
Vessels under capital leases, at cost, less accumulated
  depreciation of $32,266 (2004 - $9,597) (note 5)                     677,686          629,569
Advances on newbuilding contracts (note 15)                            316,875           49,165
----------------------------------------------------------------- ---------------- ----------------
Total vessels and equipment                                          1,502,386        1,045,068
----------------------------------------------------------------- ---------------- ----------------
Other assets                                                            20,215           20,394
Intangible assets - net (note 6)                                       169,194          178,457
Goodwill (note 6)                                                       39,279           39,279
----------------------------------------------------------------- ---------------- ----------------
Total assets                                                         2,070,815        1,885,366
================================================================= ================ ================

LIABILITIES AND PARTNERS' EQUITY/STOCKHOLDER DEFICIT
Current
Accounts payable                                                         5,885           11,411
Accrued liabilities                                                     13,952            8,240
Current portion of long-term debt (note 8)                               8,103           22,368
Current obligation under capital leases (note 5)                       137,646           87,687
Advances from affiliate (note 7)                                         2,222          465,695
----------------------------------------------------------------- ---------------- ----------------
Total current liabilities                                              167,808          595,401
----------------------------------------------------------------- ---------------- ----------------
Long-term debt (note 8)                                                398,249          764,758
Long-term obligation under capital leases (note 5)                     382,343          513,361
Long-term debt related to newbuilding vessels to be
  acquired (note 15)                                                   319,573                -
Other long-term liabilities (note 14)                                   33,703          134,848
----------------------------------------------------------------- ---------------- ----------------
Total liabilities                                                    1,301,676        2,008,368
----------------------------------------------------------------- ---------------- ----------------
Commitments and contingencies (notes 13 and 15)

Partners' equity/Stockholder deficit
Partners' equity                                                       841,642                -
Capital stock (note 10)                                                      -              180
Accumulated deficit                                                          -          (79,504)
Accumulated other comprehensive loss (note 12)                         (72,503)         (43,678)
----------------------------------------------------------------- ---------------- ----------------
Total partners' equity/stockholder deficit                             769,139         (123,002)
----------------------------------------------------------------- ---------------- ----------------
Total liabilities and partners' equity/stockholder deficit           2,070,815        1,885,366
================================================================= ================ ================

The accompanying notes are an integral part of the consolidated financial statements.

                              TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
                                   (Successor to Teekay Luxembourg S.a.r.l.)
                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        (in thousands of U.S. dollars)

                                                             Year Ended       Year Ended      Year Ended
                                                             December 31,     December 31,    December 31,
                                                                2005             2004            2003
                                                                 $                 $               $
                                                          ---------------- ---------------- ----------------
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)                                                79,547          (68,231)        (59,432)
Non-cash items:
    Depreciation and amortization                                43,171           34,860          23,390
    Gain on sale of vessels                                        (186)          (3,428)              -
    Gain on sale of marketable securities                             -              (85)         (1,576)
    Loss on sale of other assets                                      -           11,922               -
    Deferred income tax expense (recovery)                        3,682           (5,529)          1,634
    Foreign currency exchange loss (gain)                       (87,198)          61,180          68,897
    Interest rate swaps gain                                          -           (3,985)        (14,715)
    Loss from settlement of interest rate swaps                   7,820                -               -
    Write-off of capitalized loan costs                           7,462                -               -
    Accrued interest and other - net                             10,215           (6,173)          4,594
Change in non-cash working capital items related to
  operating activities (note 16)                                  4,694            8,630             237
Expenditures for drydocking                                      (3,489)          (4,085)         (4,711)
--------------------------------------------------------- ---------------- ---------------- ----------------
Net operating cash flow                                          65,718           25,076          18,318
--------------------------------------------------------- ---------------- ---------------- ----------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                    291,189          133,746         211,089
Capitalized loan costs                                             (628)             (19)              -
Scheduled repayments of long-term debt                           (9,546)         (70,543)       (291,730)
Scheduled repayments of capital lease obligations               (77,672)         (66,727)         (4,115)
Prepayments of long-term debt                                  (399,307)         (61,891)              -
Proceeds from issuance of common stock                                -              180               -
Proceeds from issuance of common units                          259,289                -               -
Interest rate swap settlement costs                            (143,295)               -               -
Advances from affiliate                                         354,277          409,141               -
Advances to affiliate                                          (252,929)               -               -
Proceeds from government grants                                       -                -          49,215
Decrease (increase) in restricted cash                           80,365           19,370        (242,075)
Cash distributions paid                                         (20,090)               -               -
Other                                                                 -            4,046               -
--------------------------------------------------------- ---------------- ---------------- ----------------
Net financing cash flow                                          81,653          367,303        (277,616)
--------------------------------------------------------- ---------------- ---------------- ----------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                         (222,582)         (89,225)       (133,628)
Purchase of three Suezmax tankers from Teekay
  Shipping Corporation (notes 2 and 13i)                       (180,000)               -               -
Purchase of Teekay Shipping Spain S.L., net of
  cash acquired of $11,191 (note 3)                                   -         (298,184)              -
Purchase of Naviera F. Tapias Gas S.A., net of cash
  acquired of $5,140                                                  -                -          (4,515)
Proceeds from sale of vessels and equipment                     133,270          123,689         399,234
Proceeds from sale of marketable securities                           -              899           3,929
Proceeds from sale of other assets                                    -            6,251               -
Other                                                                 -             (727)         (2,254)
--------------------------------------------------------- ---------------- ---------------- ----------------
Net investing cash flow                                        (269,312)        (257,297)        262,766
--------------------------------------------------------- ---------------- ---------------- ----------------
(Decrease) increase in cash and cash equivalents               (121,941)         135,082           3,468
Cash and cash equivalents, beginning of the year                156,410           21,328          17,860
--------------------------------------------------------- ---------------- ---------------- ----------------
Cash and cash equivalents, end of the year                       34,469          156,410          21,328
========================================================= ================ ================ ================

Non-cash investing and financing activities (note 16)

The accompanying notes are an integral part of the consolidated financial statements.

          TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
                               (Successor to Teekay Luxembourg S.a.r.l.)
                  CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' EQUITY/STOCKHOLDER DEFICIT
                                   (in thousands of U.S. dollars and units)

                                                    STOCKHOLDER DEFICIT (PREDECESSOR)
                                                  -----------------------------------
                                                                                        Accumulated
                                                                                           Other
                                                                          Accumulated  Comprehensive
                                                           Common           Deficit        Loss        Total
                                                     Shares        $           $            $            $
----------------------------------------------    ----------- ----------- -----------  -----------  -----------
Balance as at December 31, 2002                     18,425       1,580     (106,152)     (1,533)     (106,105)
 Net loss (January 1 to December 31, 2003)               -           -      (59,432)          -       (59,432)
 Unrealized loss on available-for-sale securities        -           -            -        (296)         (296)
 Reclassification adjustment for loss on available-
 for-sale securities included  in net loss             -           -            -       1,024         1,024
----------------------------------------------    ----------- ----------- -----------  -----------  -----------
Balance as at December 31, 2003                     18,425       1,580     (165,584)       (805)     (164,809)
 Net income (January 1 to December 31, 2004)             -           -       16,164           -        16,164
 Unrealized gain on available-for-sale
   securities                                            -           -            -         467           467
 Reclassification adjustment for gain on available-
  for-sale securities included in net income            -           -            -         (55)          (55)
 Sale of unrelated businesses (note 1)                   -           -        4,047           -         4,047
----------------------------------------------    ----------- ----------- -----------  -----------  -----------
Balance as at April 30, 2004                        18,425       1,580     (145,373)       (393)     (144,186)
 Elimination of stockholder deficit upon
   acquisition of Teekay Shipping Spain S.L.
   (note 3)                                        (18,425)     (1,580)     145,373         393       144,186
----------------------------------------------    ----------- ----------- -----------  -----------  -----------
Balance as at May 1, 2004                                -           -            -           -             -
 Issuance of common stock                            1,500         180            -           -           180
 Net loss (May 1 to December 31, 2004)                   -           -      (84,395)          -       (84,395)
 Unrealized loss on derivative instruments
   (note 14)                                             -           -            -     (57,444)      (57,444)
 Reclassification adjustment for loss on
  derivative  instruments included in net income
   (note 14)                                             -           -            -      13,766        13,766
 Sale of the Granada Spirit (note 13f)                   -           -        4,891           -         4,891
----------------------------------------------    ----------- ----------- -----------  -----------  -----------
Balance as at December 31, 2004                      1,500         180      (79,504)    (43,678)     (123,002)
 Net income (January 1 to May 9, 2005)                   -           -       29,215           -        29,215
 Unrealized loss on derivative instruments
   (note 14)                                             -           -            -     (22,874)      (22,874)
 Reclassification adjustment for loss on
   derivative  instruments included in net income
   (note 14)                                             -           -            -      14,359        14,359
 Sale of the Santiago Spirit (note 13g)                  -           -       (3,115)          -        (3,115)
----------------------------------------------    ----------- ----------- -----------  -----------  -----------
Balance as at May 9, 2005                            1,500         180      (53,404)    (52,193)     (105,417)
==============================================    =========== =========== ===========  ===========  ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                     TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
                                          (Successor to Teekay Luxembourg S.a.r.l.)
                         CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' EQUITY/STOCKHOLDER DEFICIT
                                           (in thousands of U.S. dollars and units)

                                                           PARTNERS' EQUITY
                                           -------------------------------------------------
                                       Limited Partners
                               ---------------------------------------
                                                                                             Accumulated
                                Stockholder                                                     Other
                                   Deficit                                          General Comprehensive
                               (Predecessor)      Common           Subordinated     Partner     Loss      Total
                                     $        Units       $       Units      $         $         $          $
-------------------------------- --------- --------- --------- --------- --------- --------- ---------  ---------
Balance as at May 9, 2005        (105,417)       -          1         -         -         -         -   (105,416)
 Equity contribution by
  Teekay Shipping Corporation
  (note 1)                        105,417    8,734    211,788    14,735   357,318    11,614   (52,194)   633,943
 Proceeds from initial
  public offering of limited
  partnership interests, net
  of offering costs
  of $16,089 (note 2)                   -    6,900    135,711         -         -         -         -    135,711
 Proceeds from follow-on
  public offering of limited
  partnership interests, net
  of offering costs
  of $5,832 (note 2)                    -    4,600    120,208         -         -     2,572         -    122,780
 Issuance of units to
  non-employee directors (note 2)       -        4          -         -         -         -         -          -
 Net income (May 10
  December 31, 2005)                    -        -     23,716         -    16,951     9,665         -     50,332
 Cash distributions                     -        -    (10,137)        -    (9,551)     (402)        -    (20,090)
 Unrealized loss on derivative
  instruments (note 14)                 -        -          -         -         -         -   (26,622)   (26,622)
 Reclassification adjustment for
  loss on derivative instruments
  included in net income(note 14)       -        -          -         -         -         -     6,313      6,313
 Purchase of three Suezmax
  tankers from Teekay
  Shipping Corporation
  (note 13i)                            -        -    (15,773)        -   (11,483)     (556)        -    (27,812)
-------------------------------- --------- --------- --------- --------- --------- --------- ---------  ---------
Balance as at December 31, 2005         -   20,238    465,514    14,735   353,235    22,893   (72,503)   769,139
================================ ========= ========= ========= ========= ========= ========= =========  =========

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

1.   Summary of Significant Accounting Policies

      Basis of presentation

On April 30, 2004, Teekay Shipping Corporation through its subsidiary, Teekay Luxembourg S.a.r.l (or Luxco), acquired all of the outstanding shares of Naviera F. Tapias S.A. and its subsidiaries (or Tapias) and renamed it Teekay Shipping Spain S.L. (or Teekay Spain). Teekay Shipping Corporation acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments.

On November 3, 2004, Teekay Shipping Corporation formed Teekay LNG Partners L.P., a Marshall Islands limited partnership (or the Partnership), to own and operate the liquefied natural gas (or LNG) and Suezmax crude oil marine transportation businesses conducted by Luxco and its subsidiaries (collectively, the Predecessor). On May 6, 2005, Teekay Shipping Corporation contributed all of the outstanding shares of Luxco, all but $54.9 million of the notes receivable from Luxco, and all of the equity interests of Granada Spirit L.L.C., which owned the Suezmax tanker, the Granada Spirit, to the Partnership in connection with the Partnership’s initial public offering on May 10, 2005 of 6.9 million common units, which represent limited partner interests in the Partnership. The Partnership subsequently repaid the $54.9 million note receivable.

In exchange for these shares, equity interests and assets, Teekay Shipping Corporation received 8,734,572 common units and 14,734,572 subordinated units, which represented a 75.7% limited partner interest in the Partnership. The Partnership’s general partner, Teekay GP L.L.C. (or the General Partner) received a 2% general partner interest and all of the incentive distribution rights in the Partnership. Teekay GP L.L.C. is a wholly-owned subsidiary of Teekay Shipping Corporation. During November 2005, the Partnership issued in a public offering an additional 4.6 million common units, effectively reducing Teekay Shipping Corporation’s limited partnership interest to 65.8% (please see Note 2).

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. They include the accounts of Teekay Spain and its subsidiaries for periods prior to April 30, 2004 and include the accounts of Luxco and its subsidiaries, which includes Teekay Spain, for periods subsequent to April 30, 2004 and prior to May 10, 2005. The results for the periods subsequent to April 30, 2004 reflect the comprehensive revaluation of all assets (including intangible assets and goodwill) and liabilities of Teekay Spain at their fair values on the date of acquisition. For periods subsequent to May 10, 2005, the consolidated financial statements include the accounts of Teekay LNG Partners L.P., its subsidiaries (which include, among others, Luxco and Teekay Spain), and Teekay Nakilat Corporation (or Teekay Nakilat), a variable interest entity for which the Partnership is the primary beneficiary (please see Note 15). The transfer to the Partnership of the shares of and notes receivable from Luxco and equity interests of Granada Spirit L.L.C. represented a reorganization of entities under common control and, consequently, was recorded at historical cost. The book value of these assets on their transfer was $633.9 million. Significant intercompany balances and transactions have been eliminated upon consolidation.

Prior to the acquisition of Teekay Spain by Teekay Shipping Corporation on April 30, 2004, Teekay Spain disposed of three businesses previously held in subsidiaries and unrelated to the marine transportation operations purchased by Teekay Shipping Corporation. The accompanying audited consolidated financial statements do not include the results of these three unrelated businesses. Proceeds received by Teekay Spain from the sale of these businesses have been accounted for as an equity contribution. In addition, immediately preceding the closing of the acquisition, Teekay Spain sold to its then-controlling stockholder marketable securities, real estate, a yacht and other assets. The accompanying audited consolidated financial statements include results related to these assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

      Reporting currency

The consolidated financial statements are stated in U.S. Dollars because the Partnership operates in international shipping markets, the Partnership’s primary economic environment, which typically utilize the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statement of income (loss).

      Operating revenues and expenses

The Partnership recognizes revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Partnership does not recognize revenues during days that the vessel is off-hire.

Prior to 2005, the Partnership’s Predecessor generated a portion of its revenues from voyage charters. All voyage revenues from voyage charters were recognized on a percentage of completion method. The Partnership’s Predecessor used a discharge-to-discharge basis in determining percentage of completion for all spot voyages, whereby it recognized revenue ratably from when product was discharged (unloaded) at the end of one voyage to when it was discharged after the next voyage. The Partnership’s Predecessor did not begin recognizing voyage revenue until a charter has been agreed to by the customer and the Partnership’s Predecessor, even if the vessel had discharged its cargo and was sailing to the anticipated load port on its next voyage. Estimated losses on voyages were provided for in full at the time such losses became evident.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores,

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

lube oils and communication expenses. Voyage expenses are recognized ratably over the duration of the voyage, and vessel operating expenses are recognized when incurred.

      Cash and cash equivalents

The Partnership classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.

Cash interest paid on long-term debt, advances from affiliates and capital lease obligations during the years ended December 31, 2005, 2004 and 2003 totaled $79.1 million, $57.0 million, and $39.7 million, respectively.

      Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. The acquisition cost (net of any government grants received) and all costs incurred to restore used vessels purchased to the standards required to properly service the Partnership’s customers are capitalized. Governmental grants relate to the purchase of certain vessels on the condition that they are built in Spain.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers and 35 years for LNG carriers from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years or 35 years, respectively. Depreciation of vessels and equipment for the periods from May 10, 2005 to December 31, 2005, January 1, 2005 to May 9, 2005, the eight months ended December 31, 2004, the four months ended April 30, 2004 and the year ended December 31, 2003 aggregated $22.2 million, $11.2 million, $19.0 million, $7.8 million and $21.4 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and vessels accounted for as capital leases.

Interest costs capitalized to vessels and equipment for the periods from May 10, 2005 to December 31, 2005, January 1, 2005 to May 9, 2005, the eight months ended December 31, 2004, the four months ended April 30, 2004 and the year ended December 31, 2003 aggregated $2.5 million, $0.0 million, $2.6 million, $2.6 million and $14.0 million, respectively.

Gains on vessels sold and leased back under capital leases are deferred and amortized over the remaining estimated useful life of the vessel. Losses on vessels sold and leased back under capital leases are recognized immediately when the fair value of the vessel at the time of sale-leaseback is less than its book value. In such case, the Partnership would recognize a loss in the amount by which book value exceeds fair value.

Generally, the Partnership drydocks each LNG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on the Partnership’s LNG carriers between the second and third year of the five-year drydocking period. The Partnership capitalizes a substantial portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Partnership expenses costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the periods from May 10, 2005 to December 31, 2005, January 1, 2005 to May 9, 2005, the eight months ended December 31, 2004, the four months ended April 30, 2004 and the year ended December 31, 2003 aggregated $0.3 million, $0.2 million, $1.1 million, $0.8 million and $2.0 million, respectively.

The Partnership reviews vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows the assets are expected to generate over their remaining useful lives. If vessels and equipment are considered to be impaired, the impairment to be recognized will equal the amount by which the carrying value of the assets exceeds their fair market value.

      Loan costs

Loan costs, including fees, commissions and legal expenses, which are presented as other assets, are capitalized and amortized on a straight-line basis over the term of the relevant loan. Amortization of loan costs is included in interest expense.

      Goodwill and intangible assets

Goodwill and indefinite lived intangible assets are not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. Intangible assets with finite lives are amortized over their useful lives.

The Partnership’s intangible assets, which consist of time-charter contracts acquired as part of the purchase of Teekay Spain, are amortized on a straight-line basis over the remaining term of the time charters.

      Derivative instruments

The Partnership utilizes derivative financial instruments to reduce interest rate risk and does not hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards (or SFAS) No. 133. Accounting for Derivative Instruments and Hedging

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Activities, which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivatives instruments and hedging activities.

Derivative instruments are recorded as other assets or other long-term liabilities, measured at fair value. Derivatives that are not hedges or are not designated as hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income (loss) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income (please see Note 14).

      Income taxes

The income Teekay Spain receives with respect to its Spanish-flagged vessels is subject to tax in Spain at a rate of 35% (please see Note 11). Teekay Spain’s Spanish-flagged vessels are registered in the Canary Islands Special Ship Registry. Consequently, Teekay Spain is allowed a credit, equal to 90% of the tax payable on income from the commercial operation of these vessels, against the tax otherwise payable. This effectively results in an income tax rate of approximately 3.5% on income from the operation of the Spanish-flagged vessels.

Included in other assets are deferred income taxes of $3.7 million at December 31, 2005 and $7.9 million at December 31, 2004. Taxes paid during the years ended December 31, 2005, 2004 and 2003 totaled $6.5 million, $2.1 million, and $1.3 million, respectively. The Partnership accounts for these taxes using the liability method pursuant to SFAS No. 109, Accounting for Income Taxes. The Partnership may also pay a minimal amount of tax in Luxembourg, resulting from interest earned on multi-jurisdictional inter-company loans.

      Comprehensive income (loss)

The Partnership follows SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income (loss) and its components in the consolidated financial statements.

2.   Public Offerings

On May 10, 2005, the Partnership completed its initial public offering (or the IPO) of 6.9 million common units at a price of $22.00 per unit. During November 2005, the Partnership issued in a follow-on public offering an additional 4.6 million common units at a price of $27.40 per unit (or the Follow-On Offering). Concurrent with the Follow-On Offering, the General Partner contributed $2.6 million to the Partnership to maintain its 2% general partner interest.

The proceeds received by the Partnership from the public offerings and the use of those proceeds are summarized as follows:

                                                                                Follow-On
                                                               IPO         Offering        Total
                                                                     $              $             $
     Proceeds received:                                         ------------- ------------- -------------
       Sale of 6,900,000 common units at $22.00 per unit........   151,800             -       151,800
       Sale of 4,600,000 common units at $27.40 per unit........         -       126,040       126,040
       General Partner contribution.............................         -         2,572         2,572
                                                                ------------- ------------- -------------
                                                                   151,800       128,612       280,412
                                                                ------------- ------------- -------------
     Use of proceeds from sale of common units:
       Underwriting and structuring fees........................    10,473         5,042        15,515
       Professional fees and other offering expenses to third
        parties.................................................     5,616           790         6,406
       Repayment of advances from Teekay Shipping Corporation...   129,400             -       129,400
       Purchase of three Suezmax tankers from Teekay Shipping
        Corporation.............................................         -       122,780       122,780
       Working capital..........................................     6,311             -         6,311
                                                                ------------- ------------- -------------
                                                                   151,800       128,612       280,412
                                                                ============= ============= =============
Concurrently with the IPO, the Partnership awarded 700 common units as compensation to each of the Partnership’s five non-employee directors. These common units reverse vest equally over a three-year period.

3.   Acquisition of Teekay Shipping Spain S.L.

On April 30, 2004, the Predecessor acquired all of the outstanding shares of Tapias and renamed it Teekay Shipping Spain S.L. The Predecessor acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments. Management of the General Partner believes the acquisition of Teekay Spain’s business has provided the Partnership with a strategic platform from which to expand its presence in the LNG shipping sector and access to reputable LNG operations. The Partnership anticipates this will benefit it in acquiring future LNG projects. These benefits contributed to the recognition of goodwill. Teekay Spain’s results of operations have been consolidated with the Partnership’s results commencing May 1, 2004.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

As at December 31, 2005, the Partnership’s LNG fleet consisted of seven vessels, including three vessels currently under construction which Teekay Shipping Corporation has agreed to sell its 70% interest to the Partnership upon delivery of the first vessel, which is scheduled for the fourth quarter of 2006. (Please see Note 15). All seven vessels are contracted under long-term, fixed-rate time charters to international energy companies. As at December 31, 2005, the Partnership’s conventional crude oil tanker fleet consisted of eight Suezmax tankers that are contracted under long-term, fixed-rate time charters with two international energy companies.

The following table summarizes the fair value of the assets acquired and liabilities of Teekay Spain at April 30, 2004.

                                                                                    As at
                                                                                April 30, 2004
                                                                                       $
                                                                                 ------------
                                            ASSETS
     Cash, cash equivalents and short-term restricted cash.......................    85,092
     Other current assets........................................................     7,415
     Vessels and equipment.......................................................   821,939
     Restricted cash - long-term.................................................   311,664
     Other assets - long-term....................................................    15,355
     Intangible assets subject to amortization:
       Time-charter contracts (weighted-average useful life of 19.2 years).......   183,052
     Goodwill ($3.6 million Suezmax tanker segment, and $35.7
       million LNG carrier segment) .............................................    39,279
                                                                                 ------------
     Total assets acquired....................................................... 1,463,796
                                                                                 ------------
                                         LIABILITIES
     Current liabilities.........................................................    98,428
     Long-term debt .............................................................   668,733
     Obligations under capital leases............................................   311,011
     Other long-term liabilities.................................................    87,439
                                                                                 ------------
     Total liabilities assumed................................................... 1,165,611
                                                                                 ------------
     Net assets acquired (cash consideration)....................................   298,185
                                                                                 ============

4.  Segment Reporting

The Partnership has two reportable segments: its LNG carrier segment and its Suezmax tanker segment. The Partnership’s LNG carrier segment consists of LNG carriers subject to fixed-rate time charters. The Partnership’s Suezmax tanker segment consists of conventional crude oil tankers operating on fixed-rate time-charter contracts. Prior to December 2004, it also included one Suezmax tanker operating on the spot market. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following table presents voyage revenues and percentage of consolidated voyage revenues for customers that accounted for more than 10% of the Partnership’s consolidated voyage revenues during the periods presented. Each of the customers is an international energy company.

                                              Year Ended December 31,     Year Ended December 31,
                                                      2005                        2004
                                               January 1     May 10      January 1        May 1
                                                  to           to            to             to        Year Ended
                                                May 9,    December 31,    April 30,    December 31,  December 31,
                                                 2005         2005          2004           2004          2003
                                           ------------- ------------- -------------- ------------- --------------
(U.S. dollars in millions)
   Compania Espanola de Petroleos, S.A.(1). $15.2 or 30%  $29.1 or 31%  $15.4 or 38%   $29.7 or 36%  $41.1 or 47%
   Repsol YPF, S.A. (2).................... $16.8 or 34%  $31.4 or 33%   $7.5 or 18%   $15.2 or 18%  $22.8 or 26%
   Gas Natural SDG, S.A. (2)...............  $9.8 or 19%  $16.5 or 17%   $8.5 or 21%   $17.3 or 21%   $9.8 or 11%
   Union Fenosa Gas, S.A. (2)..............  $8.3 or 17%  $14.9 or 16%       (3)       $10.8 or 13%       (3)
(1)	Suezmax Tanker segment.

(2)	LNG carrier segment.

(3)	Customer accounted for less than 10% of the Partnership’s consolidated voyage revenues.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The	following tables include results for these segments for the interim periods presented in these financial statements.

                                                              Year Ended December 31, 2005
                                      -----------------------------------------------------------------------------
                                           January 1 to May 9, 2005              May 10 to December 31, 2005
                                      -------------------------------------- --------------------------------------
                                          LNG         Suezmax                   LNG         Suezmax
                                        Carrier        Tanker                  Carrier       Tanker
                                        Segment       Segment     Total        Segment      Segment       Total
                                           $             $           $            $            $            $
                                      ------------ ------------ ------------ ------------ ------------ ------------
  Voyage revenues.....................    34,883      15,246      50,129         62,762       32,568       95,330
  Voyage expenses.....................        49         202         251              1          406          407
  Vessel operating expenses...........     5,971       4,800      10,771          9,651        8,383       18,034
  Depreciation and amortization.......    10,746       4,005      14,751         19,614        8,806       28,420
  General and administrative (1)......     1,464       1,464       2,928          3,225        3,804        7,029
                                      ------------ ------------ ------------ ------------ ------------ ------------
  Income from vessel operations.......    16,653       4,775      21,428         30,271       11,169       41,440
                                      ============ ============ ============ ============ ============ ============
  Total assets at December 31, 2005...                                        1,576,990      448,525    2,025,515
  Expenditures for vessels and
    equipment.........................         -      43,962      43,962        209,220      220,158      429,378
                                      -----------------------------------------------------------------------------

                                                              Year Ended December 31, 2004
                                      -----------------------------------------------------------------------------
                                            January 1 to April 30, 2004           May 1 to December 31, 2004
                                      --------------------------------------- -------------------------------------
                                          LNG         Suezmax                     LNG       Suezmax
                                        Carrier        Tanker                   Carrier     Tanker
                                        Segment       Segment      Total        Segment     Segment       Total
                                           $             $            $            $           $            $
                                      ------------ ------------ ------------ ------------ ------------ ------------
   Voyage revenues....................    16,010      24,708      40,718         43,385       39,730       83,115
   Voyage expenses....................        33       1,809       1,842            221        2,869        3,090
   Vessel operating expenses..........     3,106       7,196      10,302          7,509       12,806       20,315
   Depreciation and amortization......     2,538       6,047       8,585         12,853       13,422       26,275
   General and administrative (1) ....       526       1,577       2,103          1,436        2,939        4,375
                                      ------------ ------------ ------------ ------------ ------------ ------------
   Income from vessel operations......     9,807       8,079      17,886         21,366        7,694       29,060
                                      ============ ============ ============ ============ ============ ============
   Total assets at December 31, 2004..                                        1,423,191      287,058    1,710,249
   Expenditures for vessels and
      equipment.......................       483       5,039       5,522         34,714       49,989       83,703
                                      -----------------------------------------------------------------------------
                                                                                 Year Ended December 31, 2003
                                                                              -------------------------------------
                                                                                  LNG        Suezmax
                                                                                Carrier      Tanker
                                                                                Segment      Segment       Total
                                                                                   $            $            $
                                                                              ------------ ------------ -----------
   Voyage revenues............................................................   32,607       54,102       86,709
   Voyage expenses............................................................      123        4,788        4,911
   Vessel operating expenses..................................................    5,856       20,584       26,440
   Depreciation and amortization..............................................    5,630       17,760       23,390
   General and administrative (1) ............................................    1,683        7,116        8,799
                                                                              ------------ ------------ -----------
   Income from vessel operations..............................................   19,315        3,854       23,169
                                                                              ============ ============ ===========
   Total assets at December 31, 2003..........................................  791,259      209,329    1,000,588
   Expenditures for vessels and equipment.....................................  126,408        7,220      133,628
(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

                                                     December 31, 2005  December 31, 2004
                                                                  $                  $
                                                          -----------------  -----------------
   Total assets of all segments...........................     2,025,515         1,710,249
   Cash and cash equivalents..............................        34,469           156,410
   Accounts receivable and other assets...................        10,831            18,707
                                                          -----------------  -----------------
     Consolidated total assets............................     2,070,815         1,885,366
                                                          =================  =================

5.  Capital Lease Obligations and Restricted Cash

      Capital Leases

LNG Carriers. As at December 31, 2005, the Partnership was a party to capital leases on two LNG carriers, which are structured as “Spanish tax leases”. Under the terms of the Spanish tax leases, the Partnership will purchase these vessels at the end of their respective lease terms in 2006 and 2011, both of which purchase obligations have been fully funded with restricted cash deposits described below. As at December 31, 2005 and 2004, the weighted-average interest rate implicit in the Spanish tax leases was 5.7%. As at December 31, 2005, the commitments under these capital leases, including the purchase obligations, approximated 288.2 million Euros ($341.5 million), including imputed interest of 44.2 million Euros ($52.3 million), repayable as follows:

     Year                                                         Commitment
     2006...........................................  123.2 million Euros ($146.0 million)
     2007...........................................   23.3 million Euros  ($27.5 million)
     2008...........................................   24.4 million Euros  ($28.9 million)
     2009...........................................   25.6 million Euros  ($30.4 million)
     2010...........................................   26.9 million Euros  ($31.9 million)
     Thereafter.....................................   64.8 million Euros  ($76.8 million)
During 2003, these two LNG carriers were sold for aggregate proceeds of $399.2 million and leased back on terms described above. The sale of these vessels resulted in a gain of $70.5 million, which has been deferred and is being amortized over the remaining estimated useful lives of the vessels.

Suezmax Tankers. As at December 31, 2005, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership’s contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. The weighted-average interest rate implicit in these capital leases at the inception of the leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at December 31, 2005, the remaining commitments under these capital leases, including the purchase obligations, approximated $275.8 million, including imputed interest of $45.0 million, repayable as follows:

     Year                                                Commitment
     2006............................................  $25.5 million
     2007............................................  145.1 million
     2008............................................    8.6 million
     2009............................................    8.5 million
     2010............................................   88.1 million

       Restricted Cash

Under the terms of the Spanish tax leases for the two LNG carriers, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods. This amount was 249.0 million Euros ($295.0 million) and 309.5 million Euros ($421.6 million) as at December 31, 2005 and 2004, respectively. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans (please see Note 8) and a Spanish government grant. The interest rates earned on the deposits approximate the interest rates implicit in the Spanish tax leases. As at December 31, 2005 and 2004, the weighted-average interest rates earned on the deposits were 5.2% and 5.3%, respectively.

The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled $3.3 million and $13.5 million as at December 31, 2005 and 2004, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

6.   Intangible Assets and Goodwill

As at December 31, 2005 and 2004, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years.

The carrying amount of intangible assets as at December 31, 2005 and 2004 is as follows:

                                                                      December 31,      December 31,
                                                                         2005              2004
                                                                          $                  $
                                                                   ----------------  ----------------
   Gross carrying amount...........................................    182,552           182,552
   Accumulated amortization........................................    (13,358)           (4,095)
                                                                   ----------------  ----------------
   Net carrying amount.............................................    169,194           178,457
                                                                   ================  ================
All intangible assets were recognized on April 30, 2004 (please see Note 3). Amortization expense of intangible assets is as follows:

        --------------------------------------------------------------------------------------------
           Year Ended December 31, 2005          Year Ended December 31, 2004

             January 1          May 10           January 1           May 1
                 to               to                 to               to
               May 9,         December 31,       April 30,        December 31,        Year Ended
                2005             2005              2004               2004         December 31, 2003
                 $                $                  $                 $                   $
        ----------------- -----------------  ----------------- -----------------   -----------------
               3,369            5,895                -               6,174                 -
        ================= =================  ================= =================   =================
Amortization of intangible assets for the five fiscal years subsequent to December 31, 2005 is expected to be $9.1 million per year for each of the years from 2006 to 2010.

The carrying amount of goodwill as at December 31, 2005 and December 31, 2004 for the Partnership's reporting segments is as follows:

                                                                 LNG         Suezmax
                                                               Carrier       Tanker
                                                               Segment       Segment        Total
                                                                  $             $             $
                                                            ------------- ------------- -------------
     Balance as at December 31, 2005 and 2004 (note 3)......    35,631        3,648        39,279
                                                            ============= ============= =============

7.   Advances from Affiliate

                                                          December 31, 2005    December 31, 2004
                                                                      $                    $
                                                             ------------------   ------------------
    Euro-denominated Demand Promissory Notes.................           -               371,073
    Euro-denominated Participating Loan......................           -                94,622
    Other (non-interest bearing and unsecured)...............       2,222                     -
                                                             ------------------   ------------------
    Total....................................................       2,222               465,695
                                                             ==================   ==================
During the period from April 1, 2004 to May 10, 2005, Teekay Shipping Corporation made loans, net of repayments, to a subsidiary of the Partnership totaling 574.7 million Euros ($740.2 million) for the purchase of Teekay Spain (please see Note 3), for the repayment of terms loans associated with two of the Partnership’s LNG carriers (please see Note 8) and to settle interest rate swaps (please see Note 14). These loans, including 2.0 million Euros ($2.6 million) of unpaid accrued interest, were contributed by Teekay Shipping Corporation to the Partnership in connection with the IPO.

Interest payments on the Euro-denominated loans were based on the 12-month EURIBOR plus margins ranging from 1.7% to 2.5%. Interest payments on the Euro-denominated Participating Loan were based on a fixed rate of 5.4%. For the periods from January 1, 2005 to May 10, 2005 and May 1, 2004 to December 31, 2004, total interest expense incurred on these loans were $7.3 million and $10.1 million, respectively.

8.   Long-Term Debt

                                                                       December 31, 2005  December 31, 2004
                                                                                $                  $
                                                                       ------------------ ------------------
  U.S. Dollar-denominated Revolving Credit Facility due through 2009...       29,000                 -
  U.S. Dollar-denominated Term Loans due through 2022..................            -           343,390
  Euro-denominated Term Loans due through 2023 ........................      377,352           443,736
                                                                       ------------------ ------------------
                                                                             406,352           787,126
  Less current portion.................................................        8,103            22,368
                                                                       ------------------ ------------------
  Total................................................................      398,249           764,758
                                                                       ================== ==================

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

In connection with the IPO, one of the Partnership’s LNG carrier-owning subsidiaries amended its term loan agreement to provide for a $100.0 million senior secured revolving credit facility (or the Revolver), of which $71.0 million was undrawn at December 31, 2005. Interest payments are based on LIBOR plus a margin.

The Revolver may be used by the Partnership for general partnership purposes and to fund cash distributions. Under the Revolver, the Partnership is required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The Partnership’s obligations under the Revolver are secured by a first-priority mortgage on one of its LNG carriers, the Hispania Spirit, and a pledge of certain shares of the subsidiary operating the carrier. The Revolver is available to the Partnership until September 2009.

During December 2005, the Partnership entered into a $137.5 million nine-year revolving credit facility, which was available to the Partnership subsequent to year end. This facility bears interest at a rate of LIBOR plus a margin and may be used by the Partnership for general partnership purposes. The Partnership’s obligations under this facility are secured by a first-priority mortgage on three of its Suezmax tankers and a pledge of certain shares of the subsidiaries operating the Suezmax tankers. This facility contains covenants that require the maintenance of a minimum free liquidity, minimum tangible net worth and a maximum leverage ratio.

The Partnership has term loans outstanding, which, as at December 31, 2005, totaled 318.5 million Euros ($377.4 million) of Euro-denominated loans. These loans were used to make restricted cash deposits that fully fund payments under capital leases (please see Note 5). Prior to the IPO, the Partnership repaid $337.3 million of term loans associated with two LNG carriers. Interest payments on the Euro-denominated term loans are based on EURIBOR plus a margin. The term loans reduce in monthly payments with varying maturities through 2023. All term loans of the Partnership are collateralized by first-preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay Spain.

At December 31, 2005 and 2004, the margins on our term loans and revolving credit facilities ranged from 0.5% and 1.3%.

The weighted-average effective interest rate for U.S. Dollar-denominated debt outstanding at December 31, 2005 and 2004 was 5.6% and 3.7%, respectively. The weighted-average effective interest rate for Euro-denominated debt outstanding at December 31, 2005 and 2004 was 3.6% and 3.4%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to hedge certain of its floating-rate debt (please see Note 14).

All Euro-denominated term loans and Euro-denominated advances from affiliates (please see Note 7) are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Partnership recognized foreign exchange gains (losses) during the periods presented as follows:

   ------------------------------------------------------------------------------------------------
         Year Ended December 31, 2005         Year Ended December 31, 2004

        January 1           May 10             January 1           May 1
           to                 to                  to                to
         May 9,           December 31,          April 30,       December 31,        Year Ended
          2005               2005                 2004              2004         December 31, 2003
           $                  $                    $                 $                   $
   ------------------ ------------------  ------------------ ------------------  ------------------
         52,295            29,524               18,010            (78,831)           (71,502)
   ================== ==================  ================== ==================  ==================
The aggregate annual long-term debt principal repayments required for periods subsequent to December 31, 2005 are $8.1 million (2006), $8.7 million (2007), $9.3 million (2008), $39.0 million (2009), $10.7 million (2010), and $330.6 million (thereafter).

All of the Partnership's existing vessel financing is arranged on a vessel-by-vessel basis, and each financing is secured by first-preferred mortgages on the applicable vessel. The Partnership’s ship-owning subsidiaries may not, in addition to other things, pay dividends or distributions if the Partnership is in default under the term loans and revolving credit facilities. In addition, the Partnership’s term loan for one of its LNG carriers, the Catalunya Spirit, contains covenants that require the maintenance of a minimum liquidity of 5.0 million Euros and annual restricted cash deposits of 1.2 million Euros. The Partnership's capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.

9.    Fair Value of Financial Instruments

        Carrying amounts of all financial instruments approximate fair market value at the applicable date.

        The estimated fair value of the Partnership’s financial instruments is as follows:

                                                              December 31, 2005          December 31, 2004
                                                             Carrying      Fair         Carrying      Fair
                                                              Amount       Value         Amount       Value
                                                                 $           $             $            $
                                                           ------------ ------------ ------------ ------------
  Cash and cash equivalents and restricted cash............  332,792      332,792        591,522      591,522
  Long-term debt (including capital lease obligations)
   (notes 5 and 8)......................................... (926,341)    (926,341)    (1,388,174)  (1,388,174)
  Long-term debt related to newbuilding vessels to be
    acquired (note 15)..................................... (319,573)    (319,573)             -            -
  Derivative instruments (note 14):
    Interest rate swap agreements .........................  (33,703)     (33,703)      (134,848)    (134,848)
                                                           ============ ============ ============ ============

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The Partnership transacts all of its derivative instruments through investment-grade-rated financial institutions and requires no collateral from these institutions.

10.   Capital Stock

The authorized capital stock of the Partnership's Predecessor at December 31, 2004 was 1,500 shares of common stock, with a par value of 100.00 Euros per share. As at December 31, 2004, the Partnership's Predecessor had 1,500 shares of common stock issued and outstanding.

11.  Other Income (Loss) - Net

                                             Year Ended December 31,       Year Ended December 31,
                                                       2005                         2004
                                             January 1       May 10        January 1      May 1
                                                to             to             to            to         Year Ended
                                              May 9,      December 31,     April 30,    December 31,  December 31,
                                               2005           2005           2004          2004           2003
                                                 $             $               $            $               $
                                          -------------- -------------- -------------- -------------- --------------
  Interest rate swaps gain................         -              -           3,985            -         14,715
  Loss on cancellation of interest rate
    swaps.................................    (7,820)             -               -            -              -
  Gain (loss) on sale of assets...........         -            186         (11,922)       3,428          1,576
  Write-off of capitalized loan costs.....    (7,462)             -               -            -              -
  Income tax recovery (expense)...........    (2,648)         2,910             645         (967)        (3,033)
  Miscellaneous...........................         3           (189)            343         (119)         2,074
                                          -------------- -------------- -------------- -------------- --------------
  Other income (loss) - net...............   (17,927)         2,907          (6,949)       2,342         15,332
                                          ============== ============== ============== ============== ==============

12.  Comprehensive Income (Loss)

                                                  Year Ended December 31,   Year Ended December 31,
                                                         2005                        2004
                                                  January 1     May 10       January 1     May 1
                                                     to           to            to           to        Year Ended
                                                    May 9,    December 31,   April 30,   December 31, December 31,
                                                    2005         2005          2004         2004          2003
                                                      $            $             $            $             $
                                                ------------ ------------  ------------ ------------  ------------
  Net income (loss).............................  29,215         50,332        16,164      (84,395)     (59,432)
  Other comprehensive income (loss):
  Unrealized loss on derivative instruments..... (22,874)       (26,622)            -      (57,444)           -
  Reclassification adjustment for loss on
    derivative instruments included in net
    income......................................  14,359          6,313             -       13,766            -
  Unrealized gain (loss) on
    available-for-sale securities...............       -              -           467            -         (296)
  Reclassification adjustment for loss (gain)
    on available-for-sale securities included
    in net income...............................       -              -           (55)           -        1,024
                                                ------------ ------------  ------------ ------------  ------------
  Comprehensive income (loss)...................  20,700         30,023        16,576     (128,073)     (58,704)
                                                ============ ============  ============ ============  ============

13.  Related Party Transactions

a)	On May 6, 2005, Teekay Shipping Corporation contributed all of the outstanding shares of Luxco, all but $54.9 million of the notes receivable from Luxco, and all of the outstanding equity interests of Granada Spirit L.L.C., which owns the Suezmax tanker, the Granada Spirit, to the Partnership in connection with the IPO on May 10, 2005 of common units, which represent limited partner interests in the Partnership. The Partnership subsequently repaid the $54.9 million note receivable.

b)	The Partnership has entered into an omnibus agreement with Teekay Shipping Corporation, the General Partner and others governing, among other things, when the Partnership and Teekay Shipping Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers.

c)	The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which the Teekay Shipping Corporation subsidiaries provide the Partnership with administrative, advisory, technical and strategic consulting services for a reasonable, arms-length fee. During the period from May 10, 2005 to December 31, 2005, the Partnership incurred $1.1 million of these costs.

d)	The Partnership reimburses the General Partner for all expenses necessary or appropriate for the conduct of the Partnership’s business. During the period from May 10, 2005 to December 31, 2005, the Partnership incurred $0.2 million of these costs.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

e)	The Partnership has agreed to acquire from Teekay Shipping Corporation its 100% ownership interest in Teekay Nakilat Holdings Corporation (or Teekay Nakilat Holdings). Teekay Nakilat Holdings owns 70% of Teekay Nakilat, which in turns owns three subsidiaries, each of which has contracted to have built one of three LNG newbuildings. The estimated purchase price for the 70% interest in Teekay Nakilat is $92.8 million, plus the assumption of approximately $327.7 million of long-term debt. (Please see Note 18b). The purchase will occur upon the delivery of the first carrier, which is scheduled for the fourth quarter of 2006. The remaining two carriers are scheduled for delivery in the first half of 2007. Upon their deliveries, these vessels will provide transportation services under 20-year, fixed-rate time charters to Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation, established for the purpose of expanding LNG production in Qatar. As of December 31, 2005, Teekay Shipping Corporation had advanced funds to Teekay Nakilat to partially fund shipyard installment payments and other construction costs for the three vessels. (Please see Note 15).

f)	In December 2004, Teekay Spain sold the Granada Spirit to a subsidiary of Teekay Shipping Corporation for $26.5 million. The resulting gain on sale of $4.9 million was accounted for as an equity contribution. This sale was done in connection with a drydocking and re-flagging of the vessel. Teekay Spain operated the vessel on the spot market until it was sold.

Following Teekay Shipping Corporation’s contribution of the Granada Spirit LLC to the Partnership on the closing of the IPO, the Partnership entered into a short-term, fixed-rate time charter and vessel sales agreement with a subsidiary of Teekay Shipping Corporation for the Granada Spirit.

On May 26, 2005, the Partnership sold the Granada Spirit to a subsidiary of Teekay Shipping Corporation for $20.6 million, resulting in a gain on sale of $0.2 million. Net voyage revenues earned under the short-term time-charter contract with Teekay Shipping Corporation were $0.5 million.

g)	In early 2005, the Partnership completed the sale of the Santiago Spirit (a newly constructed, double-hulled Suezmax tanker delivered in March 2005) to a subsidiary of Teekay Shipping Corporation for $70.0 million. The resulting $3.1 million loss on sale, net of income taxes, has been accounted for as an equity distribution.

h)	The Partnership’s Suezmax tanker, the Toledo Spirit, which delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The Partnership has entered into an agreement with Teekay Shipping Corporation such that Teekay Shipping Corporation pays the Partnership any amounts payable to the charter party as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Shipping Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. During the period from May 10, 2005 to December 31, 2005, $2.8 million was paid or payable by the Partnership to Teekay Shipping Corporation as a result of this agreement.

i)	Concurrently with the closing of the Partnership’s follow-on public offering of common units in November 2005, the Partnership acquired three Suezmax tankers and related long-term, fixed-rate time charter contracts from Teekay Shipping Corporation for $180.0 million. The vessels are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. Each time charter has a remaining scheduled term of approximately 10 years, subject to termination and vessel sale and purchase rights. In addition, ConocoPhillips has the option to extend the charters for up to an additional six years. The acquisition was funded with the net proceeds from the offering, together with borrowings under the Partnership’s Revolver and cash balances. If ConocoPhillips declines to exercise its option to extend the terms of the charters, the Partnership has granted Teekay Shipping Corporation the right to charter the vessels for up to six years under the same pricing terms and conditions as those in the time charters with ConocoPhillips. This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at their historical book values. The excess of the amount paid over their historical book values was accounted for as an equity distribution.

14.  Derivative Instruments and Hedging Activities

The Partnership uses derivatives only for hedging purposes. As at December 31, 2005, the Partnership was committed to the following interest rate swap agreements related to its EURIBOR and LIBOR-based debt, whereby certain of the Partnership’s floating-rate debt was swapped with fixed-rate obligations:

                                                                       Fair Value/  Weighted-
                                                                     Carrying     Average     Fixed
                                                   Interest  Principal  Amount of   Remaining  Interest
                                                     Rate     Amount    Liability     Term       Rate
                                                    Index        $          $        (years)    (%)(1)
                                                  ---------- ---------- ---------- ---------- ----------
  U.S. Dollar-denominated interest rate swaps(2)..  LIBOR     234,000     23,565       12.0       6.2
  Euro-denominated interest rate swaps(3)......... EURIBOR    377,352     10,138       18.5       3.8
(1)	Excludes the margin the Partnership pays on its floating-rate debt. (Please see Note 8).

(2)	Inception dates of swaps are December 2006 ($78.0 million), March 2007 ($78.0 million) and June 2007 ($78.0 million).

(3)	Principal amount reduces monthly to 70.1 million Euros ($83.1 million) by the maturity dates of the swap agreements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

During April 2005, the Predecessor repaid term loans of $337.3 million on two LNG carriers and settled related interest rate swaps. The Predecessor recognized a loss of $7.8 million as a result of these interest rate swap settlements. During April 2005, the Predecessor also settled interest rate swaps associated with 322.8 million Euros ($390.5 million) of term loans and entered into new swaps of the same amount with a lower fixed interest rate. A loss of 39.2 million Euros ($50.4 million) relating to these interest rate swap settlements has been deferred in accumulated other comprehensive income and is being recognized over the remaining terms of the term loans. The cost to settle all of these interest rate swaps was $143.3 million.

The interest rate swaps settled in April 2005 were not designated as hedges under current U.S. accounting guidelines prior to April 30, 2004. Consequently, any change in fair value of these swaps prior to April 30, 2004 was recorded in earnings of the period in which the change in value occurred. During the year ended December 31, 2003 and the four months ended April 30, 2004, the Partnership incurred gains of $14.7 million and $4.0 million, respectively, due to the change in fair value of its interest rate swaps. Subsequent to April 30, 2004, changes in the fair value of the designated interest rate swaps (cash flow hedges) have been recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income and is presented as interest expense. During the year ended December 31, 2005, the ineffective portion of the Partnership’s interest rate swaps was nominal.

The Partnership is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, counterparties to these agreements are major financial institutions and the Partnership considers the risk of loss due to non-performance to be minimal. The Partnership requires no collateral from these institutions.

As at December 31, 2005, the Partnership estimates, based on current interest rates, that it will reclassify approximately $9.2 million of net loss on derivative instruments from accumulated other comprehensive income to income during the next 12 months due to the payment of interest expense associated with the floating-rate debt and the amortization of the April 2005 deferred loss on the settlement of interest rate swaps.

15.  Commitments and Contingencies

The Partnership has entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Nakilat, which owns three LNG newbuildings and the related 20-year time charters. The purchase will occur upon the delivery of the first newbuilding, which is scheduled during the fourth quarter of 2006. The estimated purchase price for the 70% interest in Teekay Nakilat is $92.8 million, plus the assumption of $327.7 million of long-term debt. (Please see Note 18b).

In January 2003, the Financial Accounting Standards Board (or FASB) issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (or FIN 46). In general, a variable interest entity (or VIE) is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both, then FIN 46 requires that this party consolidate the VIE. The Partnership has consolidated Teekay Nakilat in its consolidated financial statements, as Teekay Nakilat is a VIE and the Partnership is its primary beneficiary. The assets and liabilities of Teekay Nakilat in the Partnership’s financial statements are recorded at historical cost as the Partnership and Teekay Nakilat are under common control.

As at December 31, 2005, the assets of Teekay Nakilat included three LNG newbuildings, which have a carrying value of $316.9 million. These assets have primarily been financed with the following debt financing:

                                                                 December 31, 2005   December 31, 2004
                                                                         $                   $
                                                                ------------------- -------------------
   U.S. Dollar-denominated Term Loans due through 2019..........     205,882                    -
   Interest-bearing Shareholder Loans of Teekay Nakilat.........     111,666                    -
   Non-interest bearing Shareholder Loans of Teekay Nakilat.....       2,025                    -
                                                                ------------------- -------------------
                                                                     319,573                    -
   Less current portion.........................................           -                    -
                                                                ------------------- -------------------
   Total........................................................     319,573                    -
                                                                =================== ===================
Teekay Nakilat has U.S. Dollar-denominated term loans outstanding, which, as at December 31, 2005, totaled $205.9 million. Interest payments on these term loans are based on LIBOR plus margins. At December 31, 2005, these margins ranged between 0.9% and 1.05%. The term loans reduce in quarterly payments commencing three months after delivery of each LNG newbuilding. Once fully drawn, the loans have approximately $56.0 million per vessel in bullet repayments, due at maturity. All term loans are collateralized by first-preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay Shipping Corporation. The creditors of Teekay Nakilat do not have recourse to the Partnership.

During December 2005, $111.7 million of equity in Teekay Nakilat of Teekay Shipping Corporation ($78.2 million) and Qatar Gas Transport Company Ltd. (Nakilat) ($33.5 million) was converted to interest-bearing shareholder loans. Interest payments on these loans are based on a fixed interest rate of 4.84%, commencing a year after the delivery of the third LNG carrier. These loans are unsecured and are repayable on demand.

The aggregate annual long-term debt principal repayments of Teekay Nakilat required for periods subsequent to December 31, 2005 are $0.0 (2006), $6.4 million (2007), $11.0 million (2008), $11.0 million (2009), $11.0 million (2010), and $280.2 million (thereafter).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The Partnership’s maximum exposure to loss at December 31, 2005, as a result of its commitment to purchase Teekay Shipping Corporation’s interest in Teekay Nakilat, is limited to the purchase price of its 70% interest in Teekay Nakilat.

16.  Non-Cash Items

a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2005, 2004 and 2003 are as follows:

                                                        Year Ended      Year Ended      Year Ended
                                                        December 31,    December 31,    December 31,
                                                           2005            2004            2003
                                                            $                $               $
                                                      --------------- --------------- ---------------
   Accounts receivable................................    4,220           (2,002)           825
   Prepaid expenses and other assets..................      337           (2,962)          (186)
   Accounts payable...................................   (7,284)           7,016           (770)
   Accrued liabilities................................    7,421            6,578            368
                                                      --------------- --------------- ---------------
   Total..............................................    4,694            8,630            237
                                                      =============== =============== ===============
b)	During the period from May 10, 2005 to September 30, 2005, two LNG newbuilding construction payments relating to the RasGas II vessels and totaling $68.6 million were paid by the Partnership’s affiliate, Teekay Shipping Corporation, in exchange for equity interests in Teekay Nakilat. During December 2005, $111.7 million of equity in Teekay Nakilat of Teekay Shipping Corporation and Qatar Gas Transport Company Ltd. (Nakilat) was converted to interest-bearing shareholder loans. Please see Note 15.

17.  Net Income (Loss) Per Unit

Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income allocated to the General Partner’s interest from the issuance date of the units of May 10, 2005, as described below, by the weighted-average number of units outstanding during the period. For periods prior to May 10, 2005, such units are deemed equal to the common and subordinated units received by Teekay Shipping Corporation in exchange for net assets contributed to the Partnership, or 23,469,144 units.

As required by Emerging Issues Task Force Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the general partner’s, common unit holders’ and subordinated unitholders’ interests in net income are calculated as if all net income for periods subsequent to May 10, 2005 were distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items. Net income for the period from May 10 to December 31, 2005 was $50.3 million, which included a $29.5 million foreign currency translation gain relating primarily to long-term debt denominated in Euros. The limited partners’ interest in net income for this period was $40.7 million. The actual cash distributions paid to the limited partners for the period of May 10 to December 31, 2005 totaled $34.1 million.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution. Assuming there are no cumulative arrearages on common unit distributions, the target distribution levels entitle the General Partner to receive 2% of quarterly cash distributions up to $0.4625 per unit, 15% of quarterly cash distributions between $0.4625 and $0.5375 per unit, 25% of quarterly cash distributions between $0.5375 and $0.65 per unit, and 50% of quarterly cash distributions in excess of $0.65 per unit. During the period from May 10 to June 30, 2005, net income exceeded $0.4625 per unit (prorated for the first period) and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income. During the periods from July 1 to September 30, 2005 and October 1 to December 31, 2005, net income did not exceed $0.4625 per unit and, consequently, the assumed distributions of net income did not result in the use of the increasing percentages to calculate the General Partner’s interest in net income.

Under the Partnership Agreement, during the subordination period the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. During the period from May 10 to June 30, 2005, net income exceeded the minimum quarterly distribution of $0.4125 per unit (prorated for this period) and, consequently, the assumed distribution of net income did not result in an unequal distribution of net income between the subordinated unit holders and common unit holders. During the periods from July 1 to September 30, 2005 and October 1 to December 31, 2005, net income did not exceed the minimum quarterly distribution of $0.4125 per unit and, consequently, the assumed distributions of net income resulted in unequal distributions of net income between the subordinated unit holders and common unit holders.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

18.  Subsequent Events

a)	During December 2005, the Partnership entered into a $137.5 million nine-year revolving credit facility, which was available to the Partnership subsequent to year end. This facility bears interest based on LIBOR plus a margin and may be used by the Partnership for general partnership purposes. The Partnership’s obligations under this facility are secured by a first-priority mortgage on three of its Suezmax tankers and a pledge of certain shares of the subsidiaries operating the Suezmax tankers. This facility contains covenants that require the maintenance of a minimum free liquidity, minimum tangible net worth and a maximum leverage ratio.

b)	During January 2006, Teekay Shipping Corporation completed a 30-year U.K. lease arrangement that will be used to finance the purchase of the three RasGas II LNG newbuilding carriers owned by Teekay Nakilat. The tax benefits of this lease arrangement are expected to reduce the equity portion of the Partnership’s purchase of Teekay Shipping Corporation’s 70% interest in Teekay Nakilat by approximately $40 million, from approximately $93 million to approximately $53 million. Under the terms of the U.K. leases, the Partnership will be required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases. These restricted cash deposits will be used for capital lease payments and will be fully funded with term loans and loans from the joint venture partners. (Please see Note 15).

19.  Other Information

a)	In July 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter two LNG carriers to the Tangguh LNG project in Indonesia. The carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. In connection with this award, Teekay Shipping Corporation has exercised shipbuilding options with Hyundai Heavy Industries Co. Ltd. to construct two 155,000 cubic meter LNG carriers at a total delivered cost of approximately $450 million. The charters will commence upon vessel deliveries, which are scheduled for late 2008 and early 2009. Teekay Shipping Corporation is entering into these transactions with an Indonesian partner that has taken a 30% interest in the vessels and related contracts. In accordance with an existing agreement, Teekay Shipping Corporation is required to offer to the Partnership its 70% ownership interest in these vessels and related charter contracts.

b)	In August 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options exercisable by the customer to extend up to an additional 10 years). In connection with this award, Teekay Shipping Corporation has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total delivered cost of approximately $1.1 billion. The charters will commence upon vessel deliveries, which are scheduled for the first half of 2008. Teekay Shipping Corporation is entering into these transactions with Qatar Gas Transport Company Ltd. (Nakilat), which has taken a 60% interest in the vessels and related contracts. In accordance with an existing agreement, Teekay Shipping Corporation is required to offer to the Partnership its 40% ownership interest in these vessels and related charter contracts.

EXHIBIT 8.1

LIST OF SIGNIFICANT SUBSIDIARIES

The following is a list of Teekay LNG Partners L.P.‘s significant subsidiaries as at December 31, 2005:

                                                                                    Proportion of
                                                               State or               Ownership
Name of Significant Subsidiary                        Jurisdiction of Incorporation    Interest

NAVIERA TEEKAY GAS, SL................................ SPAIN                             100%
NAVIERA TEEKAY GAS II, SL............................. SPAIN                             100%
NAVIERA TEEKAY GAS III, SL............................ SPAIN                             100%
NAVIERA TEEKAY GAS IV, SL............................. SPAIN                             100%
SINGLE SHIP LIMITED LIABILITY COMPANIES............... MARSHALL ISLANDS                  100%
TEEKAY LUXEMBOURG SARL................................ LUXEMBOURG                        100%
TEEKAY SHIPPING SPAIN SL.............................. SPAIN                             100%

EXHIBIT 12.1

CERTIFICATION

I, Peter Evensen, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Teekay LNG Partners, L.P. (the “Registrant”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	I and the Registrant’s other certifying officer (which is also myself) are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.	I and the Registrant’s other certifying officer (which is also myself) have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the board of directors of the Registrant’s general partner (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: April 13, 2006	By: /s/ Peter Evensen Peter Evensen Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION

I, Peter Evensen, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Teekay LNG Partners, L.P. (” the Registrant”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	I and the Registrant’s other certifying officer (which is also myself) are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.	I and the Registrant’s other certifying officer (which is also myself) have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the board of directors of the Registrant’s general partner (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: April 13, 2006	By: /s/ Peter Evensen Peter Evensen Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Teekay LNG Partners L.P. (the “Partnership”) on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Form 20-F”), I, Peter Evensen, Chief Executive Officer and Chief Financial Officer of the Partnership, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)	The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Partnership.

Dated: April 13, 2006

By: /s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer

Exhibit 15.1

ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-124647) pertaining to Teekay LNG Partners L.P. 2005 Long Term Incentive Plan of our report dated February 21, 2006, with respect to the consolidated financial statements of Teekay LNG Partners L.P. and its subsidiaries included in the Annual Report (Form 20-F) for the year ended December 31, 2005.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Vancouver, Canada April 13, 2006	/s/ ERNST & YOUNG LLP Chartered Accountants