Form 20-F
period 2006-12-31
Teekay LNG Partners L.P.
filed 2007-04-19
CIK 1308106

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

                            (Mark One)
          [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

                                [X]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
       OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

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
Commonwealth of the Bahamas
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Units	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

20,240,547 Common Units
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

Large Accelerated Filer [ ]    Accelerated Filer [X]   Non-Accelerated Filer [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ ] Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

TEEKAY LNG PARTNERS L.P.
INDEX TO REPORT ON FORM 20-F
		Page
PART I.
Item 1.	Identity of Directors, Senior Management and Advisors	Not applicable
Item 2.	Offer Statistics and Expected Timetable	Not applicable
Item 3.	Key Information	5
Item 4.	Information on the Partnership	20
Item 4A.	Unresolved Staff Comments	Not applicable
Item 5.	Operating and Financial Review and Prospects	34
Item 6.	Directors, Senior Management and Employees	49
Item 7.	Major Unitholders and Related Party Transactions	53
Item 8.	Financial Information	55
Item 9.	The Offer and Listing	57
Item 10.	Additional Information	57
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	59
Item 12.	Description of Securities Other than Equity Securities	Not applicable
PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies	60
Item 14.	Material Modifications to the Rights of Unitholders and Use of Proceeds	60
Item 15.	Controls and Procedures	60
Item 16A.	Audit Committee Financial Expert	61
Item 16B.	Code of Ethics	61
Item 16C.	Principal Accountant Fees and Services	61
Item 16D.	Exemptions from the Listing Standards for Audit Committees	61
Item 16E.	Purchases of Units by the Issuer and Affiliated Purchasers	61
PART III.

Item 17.	Financial Statements	Not applicable
Item 18.	Financial Statements	61
Item 19.	Exhibits	62
Signatures		63

PART I

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words "expect," "intend," "plan," "believe," "anticipate," "estimate" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	our ability to make cash distributions on our units or any increases in the quarterly distributions;

•	our future financial condition and results of operations and our future revenues and expenses;

•	global growth prospects of the liquefied natural gas (LNG) & and liquefied petroleum gas (LPG) shipping and tanker markets (LPG market entered into in 2007);

•	LNG, LPG, and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG, and tanker market;

•	the expected lifespan of a new LNG carrier, LPG carrier, and Suezmax tanker;

•	planned and estimated future capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships with major LNG and LPG importers and exporters and major crude oil companies;

•	our ability to leverage to our advantage Teekay Shipping Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time charters with our LNG and LPG customers;

•	obtaining LNG and LPG projects that we or Teekay Shipping Corporation bid on or have been awarded;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•
expected purchases and deliveries of newbuilding vessels and commencement of service of newbuildings under long-term contracts, including those relating to the RasGas 3, Tangguh LNG, and Skaugen projects;

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

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG and LPG infrastructure; potential development of an active short-term or spot LNG and LPG shipping market; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports.

Forward-looking statements in this Annual Report are necessarily estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in this Annual Report under the heading "Risk Factors”.

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

•
the historical financial and operating data of Teekay LNG Partners L.P. as at December 31, 2005 and for the periods from May 10, 2005 to December 31, 2005 reflect its initial public offering and related acquisition of Luxco and are derived from the audited consolidated financial statements of the Partnership; and

•
the historical financial and operating data of Teekay LNG Partners L.P. as at December 31, 2006 reflects the (a) acquisition of Teekay Shipping Corporation’s 70% interest in Teekay Nakilat upon delivery of the first of three LNG carriers (or the RasGas II vessels) and (b) consolidation of variable interest entities (or VIE’s) as issued by the Financial Accounting Standards Board (or FASB), FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (or FIN 46). As a result, the Partnership has consolidated Teekay Tangguh and Teekay Nakilat III in its consolidated financial statements effective November 1, 2006, as both entities are VIE’s and the Partnership became their primary beneficiary upon its agreement to acquire interests in these entities.. The assets and liabilities of Teekay Tangguh and Teekay Nakilat III are reflected in the Partnership’s financial statements at historical cost as the Partnership and these two VIE’s are under common control.

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

Luxco’s results relate solely to the financing of the acquisition of Teekay Spain and repayment of Teekay Spain debt by Teekay Shipping Corporation and do not relate to the historical results of Teekay Spain. In addition, because the capital stock of Luxco and the advances from Teekay Shipping Corporation were contributed to us in connection with our initial public offering, these advances and their related effects were eliminated on consolidation in the periods subsequent to May 9, 2005. Consequently, certain of our historical financial and operating data for the 2005 Pre-IPO Period may not be comparable to subsequent periods.

The following tables should be read together with, and are qualified in their entirety by reference to, (a) “Item 5. Operating and Financial Review and Prospects," included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein, with respect to the consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 aggregated as follows:

Year ended December 31, 2006
•	January 1 to December 31, 2006

Year ended December 31, 2005
•	January 1 to May 9, 2005
•	May 10 to December 31, 2005

Year ended December 31, 2004
•	January 1 to April 30, 2004
•	May 1 to December 31, 2004

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

			Years Ended December 31,
			2004		2005
	Years Ended December 31,		January 1 to April 30,	May 1 to December 31,	January 1 to May 9,	May 10 to December 31,	Year Ended December31,
	2002	2003	2004	2004	2005	2005	2006
	(audited)		(audited)		(audited)		(audited)
	(in thousands, except per unit and fleet data)
Income Statement Data:
Voyage revenues	$59,866	$86,709	$40,718	$83,115	$50,129	$95,330	$182,773

Operating expenses:
Voyage expenses (1)	5,334	4,911	1,842	3,090	251	407	2,030
Vessel operating expenses (2)	16,104	26,440	10,302	20,315	10,771	18,034	38,800
Depreciation and amortization	17,689	23,390	8,585	26,275	14,751	28,420	51,969
General and administrative	6,501	8,799	2,103	4,375	2,928	7,029	13,211
Total operating expenses	45,628	63,540	22,832	54,055	28,701	53,890	106,010
Income from vessel operations	14,238	23,169	17,886	29,060	21,428	41,440	76,763
Interest expense	(18,109)	(34,862)	(21,475)	(50,485)	(35,679)	(37,623)	(86,483)
Interest income	5,248	8,431	8,692	13,519	9,098	14,084	37,425
Foreign currency exchange gain (loss) (3)	(44,310)	(71,502)	18,010	(78,831)	52,295	29,524	(39,538)
Interest rate swaps gain (loss) (4)	(71,400)	14,715	3,985	—	—	—	—
Other income (loss) (5)	563	617	(10,934)	2,342	(17,927)	2,907	2,242
Net income (loss)	$(113,770)	$(59,432)	$16,164	$(84,395)	$29,215	$50,332	$(9,591)
General partner’s interest in net income	$—	$—	$—	$—	$—	$9,665	$(191)
Limited partners’ interest:
Net income (loss)	(113,770)	(59,432)	16,164	(84,395)	29,215	40,667	(9,400)
Net income (loss) per:
Common unit (basic and diluted) (6)	(4.85)	(2.53)	0.69	(3.60)	1.24	1.45	(0.20)
Subordinated unit (basic and diluted) (6)	(4.85)	(2.53)	0.69	(3.60)	1.24	1.15	(0.38)
Total unit (basic and diluted) (6)	(4.85)	(2.53)	0.69	(3.60)	1.24	1.31	(0.28)
Cash distributions declared per unit	—	—	—	—	—	0.65	1.80
Balance Sheet Data (at end of period):
Cash and marketable securities	$20,141	$22,533	$11,289	$156,410		$34,469	$28,871
Restricted cash (7)	106,399	398,038	385,564	435,112		298,323	670,758
Vessels and equipment (8)	705,010	602,550	602,055	1,045,068		1,502,386	1,401,020
Total assets (7)(9)	882,604	1,069,081	1,021,695	1,885,366		2,070,815	2,531,413
Total debt and capital lease obligations (7)	882,027	1,129,426	1,072,379	1,853,869		1,248,136	1,570,338
Total stockholders’/partners’ equity (deficit)	(106,105)	(164,809)	(144,186)	(123,002)		769,139	718,497
Common units outstanding (6)	8,734,572	8,734,572	8,734,572	8,734,572	8,734,572	20,238,072	20,240,547
Subordinated units outstanding (6)	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$20,418	$18,318	$14,808	$10,268	$11,867	$53,851	$83,049
Financing activities	176,316	(277,616)	(25,846)	393,149	(159,845)	241,498	(373,719)
Investing activities	(199,218)	262,766	901	(258,198)	19,066	(288,378)	285,072
Other Financial Data:
Net voyage revenues (9)	$54,532	$81,798	$38,876	$80,025	$49,878	$94,923	$180,743
EBITDA (10)	(81,056)	(6,578)	36,887	(20,187)	73,195	99,381	90,869
Capital expenditures:
Expenditures for vessels and equipment	186,755	133,628	5,522	83,703	43,962	429,378	1,037
Expenditures for drydocking	984	4,711	—	4,085	—	3,489	3,693
LNG Fleet Data:
Calendar-ship-days (11)	93	518	242	660	516	944	1,522
Average age of our fleet (in years at end of period)	0.3	0.8	1.2	1.1	1.4	2.1	2.5
Vessels at end of period	1.0	2.0	2.0	4.0	4.0	4.0	5.0
Suezmax Fleet Data:
Calendar-ship-days (11)	2,190	2,190	726	1,134	516	1,238	2,920
Average age of our fleet (in years at end of period)	5.3	6.3	6.6	3.2	3.6	3.0	4.0
Vessels at end of period	6.0	6.0	6.0	4.0	4.0	8.0	8.0

(1)      Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)      Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)      Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. Our primary source for the foreign currency gains and losses is our Euro-denominated term loans, which totaled 325.8 million Euros ($443.7 million) at December 31, 2004, 318.5 million Euros ($377.4 million) at December 31, 2005, 311.6 million Euros ($411.3 million) at December 31, 2006, and Euro-denominated advances from Teekay Shipping Corporation, which totaled 341.9 million Euros ($465.7 million) at December 31, 2004.

(4)      We entered into interest rate swaps to hedge our interest rate risk from our floating-rate debt used to purchase our LNG carriers. These interest rate swaps were not designated as hedges under U.S. accounting guidelines until April 30, 2004. Consequently, the changes in the fair values of these swaps that occurred during periods prior to April 30, 2004 above have been recorded in earnings as “interest rate swaps gain (loss)” for those periods. Had these interest rate swaps been designated as hedges prior to 2003, any subsequent changes in fair value would have been recognized in “accumulated other comprehensive income (loss)” to the extent the hedge was effective and until the hedged item was recognized as income.

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

(6)       Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) allocated to our general partner’s interest from our initial public issuance date of common units on May 10, 2005, by the weighted average number of units outstanding during the period. For periods prior to May 10, 2005, such units are deemed equal to the common and subordinated units received by Teekay Shipping Corporation in exchange for net assets contributed to us.

(7)      We operate certain of our LNG carriers under tax lease arrangements. Under these arrangements, we borrow under term loans and deposit the proceeds into restricted cash accounts. Concurrently, we enter into capital leases for the vessels, and the vessels are recorded as assets on our balance sheet. The restricted cash deposits, plus the interest earned on the deposits, will equal the remaining amounts we owe under the capital lease arrangements, including our obligations to purchase the vessels at the end of the lease term where applicable. Therefore, the payments under our capital leases are fully funded through our restricted cash deposits, and our continuing obligation is the repayment of the term loans. However, under GAAP we record both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets. This accounting treatment has the effect of overstating our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations.

(8)      Vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation, and (c) advances on our newbuildings.

(9)       Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time charters the charterer pays the voyage expenses, whereas under voyage charter contracts the ship owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we call “net voyage revenues,” are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net voyage revenues with voyage revenues.

			Year Ended December 31,
			2004		2005
	Year Ended December 31,		January 1 to April 30,	May 1 to December 31,	January 1 to May 9,	May 10 to December 31,	Year Ended December 31,
	2002	2003	2004	2004	2005	2005	2006
	(audited)		(audited)		(audited)		(audited)
Voyage revenues	$59,866	$86,709	$40,718	$83,115	$50,129	$95,330	$182,773
Voyage expenses	(5,334)	(4,911)	(1,842)	(3,090)	(251)	(407)	(2,030)
Net voyage revenues	$54,532	$81,798	$38,876	$80,025	$49,878	$94,923	$180,743

(10)     EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below:

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

			Year Ended December 31,
			2004		2005
	Year Ended December 31,		January 1 to April 30,	May 1 to December 31,	January 1 to May 9,	May 10 to December 31,	Year Ended December 31,
	2002	2003	2004	2004	2005	2005	2006
	(audited)		(audited)		(audited)		(audited)
Reconciliation of “EBITDA” to “Net income (loss)”:
Net income (loss)	$(113,770)	$(59,432)	$16,164	$(84,395)	$29,215	$50,332	$(9,591)
Depreciation and amortization	17,689	23,390	8,585	26,275	14,751	28,420	51,969
Interest expense, net	12,861	26,431	12,783	36,966	26,581	23,539	49,058
Provision (benefit) for income taxes	2,164	3,033	(645)	967	2,648	(2,910)	(567)
EBITDA	$(81,056)	$(6,578)	$36,887	$(20,187)	$73,195	$99,381	$90,869
Reconciliation of “EBITDA” to “Net operating cash flow”:
Net operating cash flow	$20,418	$18,318	$14,808	$10,268	$11,867	$53,851	$80,049
Expenditures for drydocking	984	4,711	—	4,085	—	3,489	3,693
Interest expense, net	12,861	26,431	12,783	36,966	26,581	23,539	49,058
Gain(loss) on sale of assets	490	1,576	(11,837)	3,428	(15,282)	186	—
Change in working capital	(253)	(237)	(911)	(7,719)	(73)	(4,621)	4,142
Interest rate swaps gain(loss) and change in accounting principle	(71,400)	14,715	3,985	—	—	-—	—
Foreign currency exchange gain (loss) and other, net	(44,156)	(72,092)	18,059	(67,215)	50,102	22,937	(46,073)
EBITDA	$(81,056)	$(6,578)	$36,887	$(20,187)	$73,195	$99,381	$90,869

EBITDA includes our foreign currency exchange and interest rate swap gains and losses, substantially all of which were unrealized, as follows:

			Year Ended December 31,
			2004		2005
	Year Ended December 31,		January 1 to April 30,	May 1 to December 31,	January 1 to May 9,	May 10 to December 31,	Year Ended December 31,
	2002	2003	2004	2004	2005	2005	2006
	(audited)		(audited)		(audited)		(audited)
Foreign currency exchange gain (loss)	$(44,310)	$(71,502)	$18,010	$(78,831)	$52,295	$29,524	$(39,538)
Interest rate swaps gain (loss)	(71,400)	14,715	3,985	—	—	—	—
	$(115,710)	$(56,787)	$21,995	$(78,831)	$52,295	$29,524	$(39,538)

(11) Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels were in our possession during that period.

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

We may not have sufficient cash available each quarter to pay the minimum quarterly distribution. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

•	the rates we obtain from our charters;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the continued availability of LNG and LPG production, liquefaction and regasification facilities;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

•	delays in the delivery of newbuildings and the beginning of payments under charters relating to those vessels;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for distribution also will depend on factors such as:

•	the level of capital expenditures we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including to pay distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future capital expenditures and other matters, established by our general partner in its discretion.

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

We will be required to make substantial capital expenditures to expand the size of our fleet. We generally are required to make significant installment payments for acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage could increase or our unitholders could be diluted.

We intend to make substantial capital expenditures to increase the size of our fleet, particularly the number of LNG and LPG carriers we own.

In July and August 2005, Teekay Shipping Corporation announced the awards to it of a 70% interest in two LNG carriers and related long-term, fixed-rate time charters to service the Tangguh LNG project in Indonesia and a 40% interest in four LNG carriers and related long-term, fixed-rate time charters to service an LNG project in Qatar. In connection with these awards, Teekay Shipping Corporation has (a) exercised shipbuilding options to construct two 155,000 cubic meter LNG carriers at a total delivered cost of approximately $450 million, which vessels are scheduled to deliver in late 2008 and early 2009, respectively, and (b) entered into agreements to construct four 217,000 cubic meter LNG carriers at a total delivered cost of approximately $1.1 billion, which vessels are scheduled to deliver in the first half of 2008. On November 1, 2006, we entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Tangguh and its 40% interest in Teekay Nakilat III. The purchases will occur upon the delivery of the first newbuildings for each of the projects, which deliveries are scheduled for 2008. The estimated purchase price for the 70% interest in Teekay Tangguh and the 40% interest in Teekay Nakilat III is $60.0 million and $80.0 million, respectively.

In December 2006, we announced that we had agreed to acquire three LPG carriers from I.M. Skaugen ASA (or Skaugen) for approximately $29.2 million per vessel. The vessels are currently under construction and are expected to deliver between early 2008 and mid-2009, when they will be acquired by us. Upon delivery, the vessels will be chartered to Skaugen, which engages in the marine transportation of petrochemical gases and LPG, and the lightering of crude oil, at fixed rates, for a period of 15 years.

In addition, we are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from 2007 to 2011, seven years from the respective commencement dates of the capital leases. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $39.4 million to $41.9 million per vessel. We expect to satisfy the purchase obligation by assuming the existing vessel financing.

We and Teekay Shipping Corporation regularly evaluate and pursue opportunities to provide the marine transportation requirements for new or expanding LNG projects. Teekay Shipping Corporation currently has submitted bids to provide transportation solutions for LNG projects and we and Teekay Shipping Corporation may submit additional bids from time to time. The award process relating to LNG transportation opportunities typically involves various stages and takes several months to complete. The award process for some of the projects upon which Teekay Shipping Corporation has bid are in advanced stages. Neither we nor Teekay Shipping Corporation may be awarded charters relating to any of the projects we or it pursues. If any LNG project charters are awarded to Teekay Shipping Corporation, it must offer them to us pursuant to the terms of an omnibus agreement.

If we elect pursuant to the omnibus agreement to obtain Teekay Shipping Corporation’s interests in any projects Teekay Shipping Corporation may be awarded, or if we bid on and are awarded contracts relating to any LNG project, we will need to incur significant capital expenditures to buy Teekay Shipping Corporation’s interest in these LNG projects or to build the LNG carriers.

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

Our ability to grow may be adversely affected by our cash distribution policy.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2006, our consolidated debt, capital lease obligations and advances from affiliates totaled $1.6 billion and we had the capacity to borrow an additional $415.6 million under our credit facilities. These facilities may be used by us for general partnership purposes. If we are awarded contracts for new LNG or LPG projects, our consolidated debt and capital lease obligations will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

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

Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in our financing arrangements and any future financing agreements for us could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the arrangements may restrict our ability to:

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	make dividends or distributions when in default of the relevant loans;

•	make certain negative pledges and grant certain liens;

•	sell, transfer, assign or convey assets;

•	make certain investments; and

•	enter into a new line of business.

In addition, some of our financing arrangements require us to maintain a minimum level of tangible net worth, a minimum level of aggregate liquidity, a maximum level of leverage and requires one of our subsidiaries to maintain restricted cash deposits. Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. We might have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our existing credit facilities are secured by certain of our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Restrictions in our debt agreements may prevent us from paying distributions.

The payment of principal and interest on our debt and capital lease obligations will reduce cash available for distribution to us and on our units. In addition, our financing agreements will prohibit the payment of distributions upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

•	breach or lapse of any insurance with respect to the vessels;

•	breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	bankruptcy or insolvency events;

•	failure of any representation or warranty to be materially correct;

•	a change of control, as defined in the applicable agreement; and

•	a material adverse effect, as defined in the applicable agreement.

We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, time charter or vessel could result in a significant loss of revenues and cash flow.

We have derived, and believe that we will continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. Compania Espanola de Petroleos, S.A. (or CEPSA), an international oil company, accounted for approximately 36%, 30% and 30% of our revenues during 2004, 2005, and 2006, respectively. In addition, two other customers, Spanish energy companies Repsol YPF, S.A. and Gas Natural SDG, S.A., accounted for 18% and 21% of our revenues in 2004, 33% and 18% of our revenues in 2005, and 27% and 13% of our revenues in 2006, respectively. Unión Fenosa Gas, S.A. accounted for 16% of our revenues in 2005 and 13% of our revenues in 2006. As a result of our acquisition of the three Suezmax tankers (or the ConocoPhillips Tankers) from Teekay Shipping Corporation upon the closing of our follow-on pubic offering on November 23, 2005, we also derived 16% of our revenues in 2006 from a ConocoPhillips subsidiary, the customer under the related time charter contracts. Collectively, these customers accounted for approximately 75%, 97%, and 99% of our revenues during 2004, 2005 and 2006, respectively. No other customer accounted for 10% or more of our revenues during any of these periods.

Likewise, Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II) will be a significant customer following the delivery in 2007 of the remaining two LNG newbuildings we have purchased from Teekay Shipping Corporation and commencement of payments by RasGas II under the related time charters.

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

Teekay Shipping Corporation is also incurring all costs for the construction and delivery of the four RasGas 3 LNG newbuildings and the two Tangguh newbuildings, which we refer to as “warehousing.” Upon their delivery, we will purchase all of the interest of Teekay Shipping Corporation in the vessels at a price that will reimburse Teekay Shipping Corporation for these costs and compensate it for its average weighted cost of capital on the construction payments. We may enter into similar arrangements with Teekay Shipping Corporation or third parties in the future. If Teekay Shipping Corporation or any such third party fails to make construction payments for these newbuildings or other vessels warehoused for us, we could lose access to the vessels as a result of the default or we may need to finance these vessels before they begin operating and generating voyage revenues, which could harm our business and reduce our ability to make cash distributions.

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

Growth of the LNG market may be limited by infrastructure constraints and community environmental group resistance to new LNG infrastructure over concerns about the environment, safety and terrorism

A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and LNG carriers. Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital-intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG infrastructure or disrupt the supply of LNG, including:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

•	local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;

•	any significant explosion, spill or similar incident involving an LNG facility or LNG carrier;

•	labor or political unrest affecting existing or proposed areas of LNG production; and

•	capacity constraints at existing shipyards, which are expected to continue until at least the end of the decade.

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

We have agreed to purchase Teekay Shipping Corporation’s 40% interest in the four newbuilding LNG carriers that will service the RasGas 3 project and its 70% interest in the two newbuilding LNG carriers that will service the Tangguh LNG projects, in each case upon the first vessel deliveries for the respective projects. The delivery of these vessels, or any other newbuildings we may order or otherwise acquire, could be delayed, which would delay our receipt of revenues under the time charters for the vessels. In addition, under some of our charters if our delivery of a vessel to our customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double, the hire rate during the delay. For prolonged delays, the customer may terminate the time charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

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

LNG shipping historically has been transacted with long-term, fixed-rate time charters, usually with terms ranging from 20 to 25 years. One of our principal strategies is to enter into additional long-term, fixed-rate LNG time charters. However, the number of spot and short-term charters has been increasing, with LNG charters under 12 months in duration growing from less than 2% of the market in the late 1990s to almost 13% in 2006. For example, substantially all LNG shipped into the Lake Charles, Louisiana terminal in 2004 was shipped under short-term charters.

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

Over time, vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of a vessel, we may incur a loss.

Vessel values for LNG and LPG carriers and Suezmax oil tankers can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in natural gas, oil and energy markets;

•	a substantial or extended decline in demand for natural gas, LNG, LPG or oil;

•	increases in the supply of vessel capacity, and

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

Terrorist attacks, and the current conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, Spain or elsewhere, which may contribute further to economic instability and disruption of LNG and oil production and distribution, which could result in reduced demand for our services.

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

Terrorist attacks, or the perception that LNG facilities and LNG carriers are potential terrorist targets, could materially and adversely affect expansion of LNG infrastructure and the continued supply of LNG to the United States and other countries. Concern that LNG facilities may be targeted for attack by terrorists has contributed to significant community and environmental resistance to the construction of a number of LNG facilities, primarily in North America. If a terrorist incident involving an LNG facility or LNG carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect construction of additional LNG facilities in the United States and other countries or lead to the temporary or permanent closing of various LNG facilities currently in operation.

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

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to the Euro also result in fluctuations in our reported revenues and earnings. In addition, under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. This revaluation historically has caused us to report significant non-monetary foreign currency exchange gains or losses each period. The primary source for these gains and losses is our Euro-denominated term loans. In 2002, 2003, 2004 and 2006, we reported foreign currency exchange losses of $44.3 million, $71.5 million, $60.8 million and $39.5, respectively. In 2005, we reported a foreign currency exchange gain of $81.8 million.

Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt our operations and adversely affect our cash flows.

A significant portion of our seafarers, and the seafarers employed by Teekay Shipping Corporation and its other affiliates that crew our vessels, are employed under collective bargaining agreements, which expire at varying times through 2008. The collective bargaining agreement for our Spanish Suezmax tanker crew members (covering five Suezmax tankers) and the collective bargaining agreement for our Spanish LNG tanker crew members (covering four LNG tankers) expire at the end of 2008. We may be subject to similar labor agreements in the future. We may be subject to labor disruptions in the future if our relationships deteriorate with our seafarers or the unions that represent them. Our collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

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

Teekay Shipping Corporation and its affiliates, including Teekay Offshore Partners L.P. (or Teekay Offshore), may engage in competition with us. Pursuant to an omnibus agreement between Teekay Shipping Corporation, Teekay Offshore, us and other related parties, Teekay Shipping Corporation, Teekay Offshore and their respective controlled affiliates (other than us and our subsidiaries) generally will agree not to own, operate or charter LNG carriers without the consent of our general partner. The omnibus agreement, however, allows Teekay Shipping Corporation, Teekay Offshore or any of such controlled affiliates to:

•
acquire LNG carriers and related time charters as part of a business if a majority of the value of the total assets or business acquired is not attributable to the LNG carriers and time charters, as determined in good faith by the board of directors of Teekay Shipping Corporation or the board of directors of Teekay Offshore’s general partner; however, if at any time Teekay Shipping Corporation or Teekay Offshore completes such an acquisition, it must offer to sell the LNG carriers and related time charters to us for their fair market value plus any additional tax or other similar costs to Teekay Shipping Corporation or Teekay Offshore that would be required to transfer the LNG carriers and time charters to us separately from the acquired business; or

•
own, operate and charter LNG carriers that relate to a bid or award for a proposed LNG project that Teekay Shipping Corporation or any of its subsidiaries has submitted or hereafter submits or receives; however, at least 180 days prior to the scheduled delivery date of any such LNG carrier, Teekay Shipping Corporation must offer to sell the LNG carrier and related time charter to us, with the vessel valued at its “fully-built-up cost,” which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Shipping Corporation to acquire or construct and bring such LNG carrier to the condition and location necessary for our intended use, plus a reasonable allocation of overhead costs related to the development of such a project and other projects that would have been subject to the offer rights set forth in the omnibus agreement but were not completed.

If we decline the offer to purchase the LNG carriers and time charters described above, Teekay Shipping Corporation or Teekay Offshore may own and operate the LNG carriers, but may not expand that portion of its business.

In addition, pursuant to the omnibus agreement, Teekay Shipping Corporation, Teekay Offshore or any of their respective controlled affiliates (other than us and our subsidiaries) may:

•
acquire, operate or charter LNG carriers if our general partner has previously advised Teekay Shipping Corporation or Teekay Offshore that the board of directors of our general partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the carriers;

•	acquire up to a 9.9% equity ownership, voting or profit participation interest in any publicly traded company that owns or operate LNG carriers; and

•	provide ship management services relating to LNG carriers.

If there is a change of control of Teekay Shipping Corporation or Teekay Offshore, the non-competition provisions of the omnibus agreement may terminate, which termination could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

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

•
our general partner determines the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

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

Tax Indemnification.

The Partnership purchased from Teekay Shipping Corporation its 70% interest in Teekay Nakilat. Teekay Nakilat has a 30-year capital lease arrangement for three LNG carriers, one of which delivered on October 31, 2006. Under the terms of the RasGas II capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. However, the terms of the lease arrangements enable Teekay Nakilat to terminate the lease arrangement on a voluntary basis at any time. In the event of a termination of the lease arrangements, Teekay Nakilat would be obliged to pay termination sums to the lessor sufficient to repay its investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of tax depreciation, if any.

Item 4. Information on the Partnership

A. Overview, History and Development

Overview and History

We are an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. We were formed on November 3, 2004 by Teekay Shipping Corporation, the world’s largest owner and operator of medium-sized crude oil tankers, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG carriers under long-term, fixed-rate charters. In December 2006, we announced that we would be acquiring four liquefied petroleum gas carrier. LPG is a by-product of natural gas separation and crude oil refining. We believe LPG transportation services are a natural extension of our core LNG transportation business. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we expand our LNG and LPG operations. We seek to leverage the expertise, relationships and reputation of Teekay Shipping Corporation and its affiliates to pursue growth opportunities in the LNG and LPG shipping sector. As of December 31, 2006, Teekay Shipping Corporation, which owned and controls our general partner, owned a 67.8% interest in us, including a 2% general partner interest.

As of March 31, 2006, our fleet, excluding newbuildings, currently consists of seven LNG carriers, eight Suezmax class crude oil tankers and one LPG carrier, all of which are double-hulled. Our fleet is young, with an average age of approximately two years for our LNG carriers, approximately four years for our Suezmax tankers, and approximately six years for our LPG carrier, (the average ages are for the existing fleet excluding newbuilds), compared to world averages of 12 years, 9 years, and 18 years, respectively, as of December 31, 2006.

These vessels operate under long-term, fixed-rate time charters with major energy and utility companies. The average remaining term for these charters is approximately 19 years for our LNG carriers, approximately 13 years for our Suezmax tankers, and nine years for our LPG carrier, subject, in certain circumstances, to termination or vessel purchase rights.

Our fleet of existing LNG carriers currently has 1.0 million cubic meters of total capacity, which will increase to approximately 2.18 million cubic meters by 2009 upon delivery of the four RasGas 3 and two Tangguh LNG newbuilding carriers described below. The aggregate capacity of our Suezmax tanker fleet is 1,252,700 deadweight tonnes.

Our original fleet was established by Naviera F. Tapias S.A. (or Tapias), a private Spanish company founded in 1991 to ship crude oil. Tapias began shipping LNG with the acquisition of its first LNG carrier in 2002. Teekay Shipping Corporation acquired Tapias in April 2004 and changed its name to Teekay Shipping Spain S.L. (or Teekay Spain). As part of the acquisition, Teekay Spain retained Tapias’ senior management, including its chief executive officer, and other personnel, who continue to manage the day-to-day operations of Teekay Spain with input on strategic decisions from our general partner. Teekay Spain also obtains strategic consulting, advisory, ship management, technical and administrative services from affiliates of Teekay Shipping Corporation.

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

Agreement to Purchase Tangguh and RasGas 3 Interests

On November 1, 2006, we agreed to acquire from Teekay Shipping Corporation its interest in the following two LNG projects. The purchases will occur upon the deliveries of the first newbuildings for each project, which are scheduled for 2008. The estimated purchase price (net of assumed debt) for Teekay Shipping Corporation’s 70% interest in the Tangguh LNG project and its 40% interest in the RasGas 3 LNG project is $60.0 million and $80.0 million, respectively :

•
Tangguh LNG Project. Teekay Shipping Corporation was awarded a 70% interest in two LNG carriers and related 20-year, fixed-rate time charters to service the Tangguh LNG project in Indonesia. The customer will be The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Shipping Corporation has contracted to construct two double-hulled LNG carriers of 155,000 cubic meters each at a total delivered cost of approximately $450 million, of which we will be responsible for 70%. The charters will commence upon vessel deliveries, which are scheduled for late 2008 and early 2009. Teekay Shipping Corporation will have operational responsibility for the vessels in this project. The remaining 30% interest in the project is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk.

•
RasGas 3 LNG Project. Teekay Shipping Corporation was awarded a 40% interest in four LNG carriers and related 25-year, fixed-rate time charters (with options to extend up to an additional 10 years) to service expansion of an` LNG project in Qatar. The customer will be Ras Laffan Liquefied Natural Gas Co. Limited (3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation. Teekay Shipping Corporation has contracted to construct four double-hulled LNG carriers of 217,000 cubic meters each at a total delivered cost of approximately $1.1 billion, of which we will be responsible for 40%. The charters will commence upon vessel deliveries, which are scheduled for the first half of 2008. The remaining 60% interest in the project will be held by Qatar Gas Transport Company Ltd. (Nakilat). Teekay Shipping Corporation will have operational responsibility for the vessels in this project, although our partner may assume operational responsibility beginning 10 years following delivery of the vessels.

Other Upcoming Projects

In December 2006, we agreed to acquire three LPG carriers from I.M. Skaugen ASA (or Skaugen) for approximately $29.2 million per vessel. The vessels are currently under construction and are expected to deliver between early 2008 and mid-2009. We will acquire the vessels upon their deliveries and will finance the acquisition of these vessels through existing or incremental debt, surplus cash balances, issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen, which engages in the marine transportation of petrochemical gases and LPG, and the lightering of crude oil, at fixed rates, for a period of 15 years.

B. Operations

LNG Carrier Segment

The vessels in our LNG carrier segment compete in the LNG market. LNG carriers are usually chartered to carry LNG pursuant to time charter contracts, where a vessel is hired for a fixed period of time, usually between 20 and 25 years, and the charter rate is payable to the owner on a monthly basis. LNG shipping historically has been transacted with long-term, fixed-rate time charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Although most shipping requirements for new LNG projects continue to be provided on a long-term basis, spot voyages (typically consisting of a single voyage) and short-term time charters of less than 12 months duration have grown from 1% of the market in 1992 to approximately 13% in 2006.

In the LNG market, we compete principally with other private and state-controlled energy and utilities companies that generally operate captive fleets, and independent ship owners and operators. Many major energy companies compete directly with independent owners by transporting LNG for third parties in addition to their own LNG. Given the complex, long-term nature of LNG projects, major energy companies historically have transported LNG through their captive fleets. However, independent fleet operators have been obtaining an increasing percentage of charters for new or expanded LNG projects as some major energy companies have continued to divest non-core businesses.

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

Most new vessels, including all of our vessels, are being built with a membrane containment system. These systems are built inside the carrier and consist of insulation between thin primary and secondary barriers that are designed to accommodate thermal expansion and contraction without overstressing the membrane. New LNG carriers are generally expected to have a lifespan of approximately 35 to 40 years. Unlike the oil tanker industry, there currently are no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2006, our LNG carriers had an average age of approximately two years, compared to the world LNG carrier fleet average age of approximately 12 years. In addition, as at that date, there were approximately 222 vessels in the world LNG fleet and approximately 138 additional LNG carriers under construction or on order for delivery through 2010.

The following table provides additional information about our LNG vessels as of December 31, 2006.

Vessel	Capacity	Delivery	Our Ownership	Charterer	Remaining Charter Term (1)
	(cubic meters)
Operating LNG carriers:
Hispania Spirit	140,500	2002	100%	Repsol YPF	17 years (5)
Catalunya Spirit	138,000	2003	100%	Gas Natural SDG	18 years (5)
Galicia Spirit	140,500	2004	100%	Uniòn Fenosa Gas	24 years (6)
Madrid Spirit	138,000	2004	Capital lease (2)	Repsol YPF	19 years (5)
Al Marrouna	140,500	2006	Capital lease (2)	RasGas II	20 years (7)
Al Areesh	140,500	2007	Capital lease (2)	RasGas II	20 years (7)
Al Daayen	140,500	2007	Capital lease (2)	RasGas II	20 years (7)

Newbuildings:
Hull No. 1643	217,300	2008	Teekay-owned (3)	RasGas 3	25 years (5)
Hull No. 1644	217,300	2008	Teekay-owned (3)	RasGas 3	25 years (5)
Hull No. 1645	217,300	2008	Teekay-owned (3)	RasGas 3	25 years (5)
Hull No. 1646	217,300	2008	Teekay-owned (3)	RasGas 3	25 years (5)
Hull No. 1780	155,000	2008	Teekay-owned (4)	Tangguh	20 years
Hull No. S298	155,000	2009	Teekay-owned (4)	Tangguh	20 years
Total Capacity:	2,157,700

(1)	Each of our time charters are subject to certain termination and purchase obligations.

(2)	We lease the vessel under a tax lease arrangement. Please read Item 18 - Financial Statements: Note 5 - Capital Lease Obligations and Restricted Cash.

(3)
These newbuilding vessels are currently owned by subsidiaries of Teekay Shipping Corporation. Upon the delivery of the first vessel, we will purchase Teekay Shipping Corporation’s 40% interest in Teekay Nakilat (III) Corporation, which owns the vessels. Until delivery, Teekay Shipping Corporation has agreed to finance the construction of these three vessels, which allows us to defer our need to finance them. The delivery dates for the newbuildings are based on current shipyard schedules. Please read Item 18 - Financial Statements: Note 13(k) - Related Party Transactions and Note 15(a) - Commitments and Contingencies.

(4)
These newbuilding vessels are currently owned by subsidiaries of Teekay Shipping Corporation. Upon the delivery of the first vessel, we will purchase Teekay Shipping Corporation’s 70% interest in Teekay BLT Corporation, which owns the vessels. Until delivery, Teekay Shipping Corporation has agreed to finance the construction of these three vessels, which allows us to defer our need to finance them. The delivery dates for the newbuildings are based on current shipyard schedules. Please read Item 18 - Financial Statements: Note 13(j) - Related Party Transactions and Note 15(a) - Commitments and Contingencies.

(5)	The charterer has two options to extend the term for an additional five years each.

(6)	The charterer has one option to extend the term for an additional five years.

(7)	The charterer has three options to extend the term for an additional five years each.

Repsol and Gas Natural accounted for 18% and 21% of our revenues in 2004, 33% and 18% of our revenues in 2005 and 27% and 13% of our revenues in 2006, respectively. Unión Fenosa Gas, S.A. accounted for 16% of our revenues in 2005 and 13% of our revenues in 2006. No other LNG customer accounted for 10% or more of our revenues during any of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

Each LNG carrier that is owned by us or Teekay Shipping Corporation, other than the Galicia Spirit, is encumbered by a mortgage relating to the vessel’s financing. Each of the Madrid Spirit and the Al Marrouna, Al Areesh and the Al Daayen (or the RasGas II vessels) is subject to a capital lease and a mortgage associated with our financing of the restricted cash deposits associated with the vessel.

For 2004, 2005 and 2006, approximately 49.7%, 67.4% and 54.5%, respectively, of our net voyage revenues were earned by the vessels in the LNG carrier segment. Please see Item 5 - Operating and Financial Review and Prospects: Results of Operations.

LPG Carrier Segment

LPG shipping involves the transportation of three main categories of cargo: liquid petroleum gases including propane, butane and ethane; petrochemical gases including ethylene, propylene and butadiene; and ammonia.

The worldwide LPG tanker fleet consists of approximately 1,020 vessels with an average age of approximately 15 years and approximately 200 additional LPG vessels on order for delivery through 2010. LPG carriers range in size anywhere from approximately 500 to approximately 70,000 cubic meters (or cbm). Approximately 60% of the worldwide fleet is less than 5,000 cbm. New LPG carriers are generally expected to have a lifespan of approximately 30 to 35 years.

LPG carriers are mainly chartered to carry LPG on time charters of three to five years, on contracts of affreightment or spot voyage charters. The two largest consumers of LPG are residential users and the petrochemical industry. Residential users, particularly in developing regions where electricity and gas pipelines are not developed, do not have fuel switching alternatives and are generally price-takers. The petrochemical industry, however, has the ability to switch between LPG and other feedstock fuels depending on price and availability of alternatives.

The following table provides additional information about our LPG vessels, which we have agreed to acquire, as of December 31, 2006, upon their respective deliveries:

Vessel	Capacity	Delivery	Our Ownership After Delivery	Charterer	Remaining Charter Term
	(cubic meters)
Operating LPG carriers:
Dania Spirit (1)	7,392	2000	100%	Statoil ASA	9 years
Newbuildings:
Hull No. WZL 0501 (2)	9,650	2008	100%	I.M. Skaguen ASA	15 years
Hull No. WZL 0502 (2)	9,650	2008	100%	I.M. Skaguen ASA	15 years
Hull No. WZL 0503 (2)	9,206	2009	100%	I.M. Skaguen ASA	15 years
Total Capacity:	35,898

(1)  In January 2007, we acquired the Dania Spirit, a 2000-built LPG carrier, from Teekay Shipping Corporation and the related long-term, fixed rate time charter for a purchase price of approximately $18 million.

(2)  In December 2006, we agreed to acquire three LPG carriers from I.M. Skaugen ASA for approximately $29.2 million per vessel. We will acquire the vessels upon their deliveries in 2008 and 2009.

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

Oil tanker demand is primarily a function of several factors, including the locations of oil production, refining and consumption and world oil demand and supply, while oil tanker supply is primarily a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage.

The majority of crude oil tankers range in size from approximately 80,000 to approximately 320,000 deadweight tonnes (or dwt). Suezmax tankers are the mid-size of the various primary oil tanker types, typically sized from 120,000 to 200,000 dwt. As of December 31, 2006, the world tanker fleet included 311 conventional Suezmax vessels, representing approximately 13% of worldwide oil tanker capacity, excluding tankers under 10,000 dwt.

As of December 31, 2006, our Suezmax tankers had an average age of approximately four years, compared to the average age of nine years for the world Suezmax conventional tanker fleet. New Suezmax tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, United States and international regulations require the phase-out of double-hulled vessels by 25 years. All of our Suezmax tankers are double-hulled.

The following table provides additional information about our Suezmax oil tankers as of December 31, 2006.

Tanker	Capacity	Delivery	Our Ownership	Charterer	Remaining Charter Term
	(dwt)
Operating Suezmax tankers:
Tenerife Spirit	159,500	2000	Capital lease (1)	CEPSA	14 years (2)
Algeciras Spirit	159,500	2000	Capital lease (1)	CEPSA	14 years (2)
Huelva Spirit	159,500	2001	Capital lease (1)	CEPSA	15 years (2)
Teide Spirit	159,500	2004	Capital lease (1)	CEPSA	18 years (2)
Toledo Spirit	159,500	2005	Capital lease (1)	CEPSA	19 years (2)
European Spirit	151,800	2003	100%	ConocoPhillips	9 years (3)
African Spirit	151,700	2003	100%	ConocoPhillips	9 years (3)
Asian Spirit	151,700	2004	100%	ConocoPhillips	9 years (3)
Total Capacity:	1,252,700

(1)
We are the lessee under a capital lease arrangement and are required to purchase the vessel seven years after the commencement of the capital lease, which we expect to accomplish by assuming the existing vessel financing. Please read Item 18 - Financial Statements: Note 5 - Capital Lease Obligations and Restricted Cash.

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

CEPSA accounted for 36%, 30%, and 30% of our 2004, 2005 and 2006 revenues, respectively. As a result of our acquisition of the three Suezmax tankers (or the ConocoPhillips Tankers) from Teekay Shipping Corporation upon the closing of our follow-on pubic offering of common units on November 23, 2005, we also derived 16% of our revenues in 2006 from ConocoPhillips, the customer under the related time charter contracts. No other Suezmax tanker customer accounted for 10% or more of our revenues during either of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

For 2004, 2005 and 2006, approximately 50.3%, 32.6% and 45.5%, respectively, of our net voyage revenues were earned by the vessels in the Suezmax tanker segment. Please see Item 5 - Operating and Financial Review and Prospects: Results of Operations.

Business Strategies

Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:

•
Acquire new LNG and LPG carriers built to project specifications after long-term, fixed-rate time charters have been awarded for the LNG and LPG projects. Our LNG and LPG carriers were built or will be built to customer specifications included in the related long-term, fixed-rate time charters for the vessels. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term, fixed-rate time charters for the projects have been awarded, rather than ordering vessels on a speculative basis. We believe this approach is preferable to speculative newbuilding because it:

•	eliminates the risk of incremental or duplicative expenditures to alter our LNG and LPG carriers to meet customer specifications;

•	facilitates the financing of new LNG and LPG carriers based on their anticipated future revenues; and

•	ensures that new vessels will be employed upon acquisition, which should generate more stable cash flow.

•	Expand our LNG and LPG operations globally. We seek to capitalize on opportunities emerging from the global expansion of the LNG and LPG sector by selectively targeting:

•	long-term, fixed-rate time charters wherever there is significant growth in LNG and LPG trade;

•	joint ventures and partnerships with companies that may provide increased access to opportunities in attractive LNG and LPG importing and exporting geographic regions; and

•	strategic vessel and business acquisitions.

•
Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. LNG and LPG project operators seek LNG and LPG transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We seek to leverage our own and Teekay Shipping Corporation’s operational expertise to create a sustainable competitive advantage with consistent delivery of superior customer service by our:

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

Competitive Strengths

We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

•
We have a strategic platform from which to expand our presence in the rapidly growing LNG and LPG marine transportation sector. We currently operate seven LNG carriers and are scheduled to receive interests in the four RasGas 3 LNG newbuildings and two Tangguh LNG newbuildings in 2008. We acquired a 2000-built LPG carrier from Teekay Shipping Corporation in January 2007 and have also agreed to acquire three LPG carriers from I.M. Skaugen ASA (or Skaugen), which are currently under construction and are expected to deliver between early 2008 and mid-2009. Our LNG and LPG fleet, combined with our existing relationships with leading energy and utility companies in Spain, a significant importer of LNG, and our new relationship, through RasGas II and RasGas 3, to the important LNG exporting nation of Qatar, give us a significant presence in the rapidly growing LNG and LPG marine transportation sector. We believe this platform provides a strategic base from which we will seek to expand existing relationships and attract new customers.

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

•
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

•
We have financial flexibility to pursue acquisitions and other expansion opportunities through additional debt borrowings and the issuance of additional partnership units. As of March 1, 2007, our existing revolving credit facilities provided us access to $336.3 million for working capital and acquisition purposes. We believe that borrowings available under our revolving credit facilities, access to other bank financing facilities and the debt capital markets, and our ability to issue additional partnership units will provide us with financial flexibility to pursue acquisition and expansion opportunities.

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

We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets.

Teekay Shipping Corporation, through its subsidiaries, assists us in managing our ship operations. Det Norske Veritas, the Norwegian classification society, has approved Teekay Shipping Corporation’s safety management system as complying with the International Safety Management Code (or ISM Code), and this system has been implemented for our Bahamian-flagged vessels. Spain’s flag administration has approved this safety management system for our Spanish-flagged vessels. As part of Teekay Shipping Corporation’s ISM Code compliance, all of our vessels’ safety management certificates are being maintained through ongoing internal audits performed by Teekay Shipping Corporation’s certified internal auditors and intermediate external audits performed by Det Norske Veritas or Spain’s flag administration.

In addition to our operational experience, Teekay Shipping Corporation’s in-house global shore staff performs, through its subsidiaries, the full range of technical, commercial and business development services for our LNG and LPG operations. This staff also provides administrative support to our operations in finance, accounting and human resources. This affords a safe, efficient and cost-effective operation and, pursuant to administrative services agreements with certain subsidiaries of Teekay Shipping Corporation, access to human resources, financial and other administrative functions.

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

Risk of Loss, Insurance and Risk Management

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of LNG, LPG and crude oil is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. The occurrence of any of these events may result in loss of revenues or increased costs.

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather. Protection and indemnity insurance indemnifies us against liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism) and, for our LNG and LPG carriers, loss of revenues resulting from vessel off-hire time due to a marine casualty or an officer or crew strike. Teekay Shipping Corporation provides off-hire insurance for our LNG and LPG carriers. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot assure that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution.

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

The vessel's flag state, or the vessel's classification society if nominated by the flag state, also inspects our vessels to ensure they comply with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a signatory.

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

Our vessels are also regularly inspected by our seafaring staff, who perform much of the necessary routine maintenance. Shore-based operational and technical specialists also inspect our vessels at least twice a year. Upon completion of each inspection, action plans are developed to address any items requiring improvement. All plans are monitored until they are completed. The objectives of these inspections are to:

•	ensure adherence to our operating standards;
•	maintain the structural integrity of the vessel;
•	maintain machinery and equipment to give full reliability in service;
•	optimize performance in terms of speed and fuel consumption; and
•	ensure the vessel’s appearance will support our brand and meet customer expectations.

To achieve our vessel structural integrity objective, we use a comprehensive “Structural Integrity Management System” developed by Teekay Shipping Corporation. This system is designed to closely monitor the condition of our vessels and to ensure that structural strength and integrity are maintained throughout a vessel’s life.

Teekay Shipping Corporation, which assists us in managing our ship operations through its subsidiaries, has obtained approval for its safety management system as being in compliance with the ISM Code. Teekay Shipping Corporation’s safety management system has also been certified as being compliant with the International Standards Organization’s (or ISO) 9001 for quality assurance, ISO 14001 for environment management systems, OHSAS 18001 for Occupational Health and Safety, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis. To maintain compliance, the system is audited regularly by either the vessels’ flag state or, when nominated by the flag state, a classification society. Certification is valid for five years subject to satisfactorily completing internal and external audits.

Properties

Other than our vessels, we do not have any material property.

Organizational Structure

The following is a list of the Partnership's significant subsidiaries as at December 31, 2006:

Name of Significant Subsidiary	Ownership	State or Jurisdiction of Incorporation

Naviera Teekay Gas, SL	100%	Spain
Naviera Teekay Gas II, SL	100%	Spain
Naviera Teekay Gas III, SL	100%	Spain
Naviera Teekay Gas IV, SL	100%	Spain
Single Ship Limited Liability Companies	100%	Marshall Islands
Teekay Luxembourg Sarl	100%	Luxembourg
Teekay Nakilat Holdings Corporation	100%	Marshall Islands
Teekay Nakilat Corporation	70%	Marshall Islands
Teekay Nakilat (II) Limited	70%	United Kingdom
Teekay Shipping Spain SL	100%	Spain

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

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater inspection and safety requirements on all vessels in the LNG and LPG carrier and oil tanker markets and will accelerate the scrapping of older vessels throughout these industries.

Regulation - International Maritime Organization (or IMO)

IMO regulations include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Security Code for Ports and Ships (or ISPS), the ISM Code, the International Convention on Prevention of Pollution from Ships (the MARPOL Convention), the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention on Load Lines of 1966, and, specifically with respect to LNG and LPG carriers, the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the IGC Code). SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

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

LNG and LPG carriers are also subject to regulation under the IGC Code. Each LNG and LPG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG and LPG carriers currently is in substantial compliance with the IGC Code, and each of the shipbuilding contracts for our LNG newbuildings, and the LPG newbuildings we have agreed to acquire from Skaugen, requires compliance prior to delivery.

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

Environmental Regulations - The United States Oil Pollution Act of 1990 (or OPA 90)

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

OPA 90 limits the liability of responsible parties to the greater of $1,900 per gross ton or $16 million per tanker that is over 3,000 gross tons per incident, subject to possible adjustment for inflation. These limits of liability would not apply if the incident were proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. We currently plan to continue to maintain for each of our vessel’s pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.

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

CERCLA contains a similar liability regime to OPA 90, but applies to the discharge of “hazardous substances” rather than “oil.” Petroleum products and LNG and LPG should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on LNG or LPG carriers might fall within its scope. CERCLA imposes strict joint and several liability upon the owner, operator or bareboat charterer of a vessel for cleanup costs and damages arising from a discharge of hazardous substances.

OPA 90 and CERCLA do not preclude claimants from seeking damages for the discharge of oil and hazardous substances under other applicable law, including maritime tort law. Such claims could include attempts to characterize the transportation of LNG or LPG aboard a vessel as an ultra-hazardous activity under a doctrine that would impose strict liability for damages resulting from that activity. The application of this doctrine varies by jurisdiction. There can be no assurance that a court in a particular jurisdiction will not determine that the carriage of oil or LNG or LPG aboard a vessel is an ultra-hazardous activity, which would expose us to strict liability for damages we cause to injured parties even when we have not acted negligently.

Environmental Regulation - Other Environmental Initiatives

Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil (not LNG or LPG) as cargo, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $6.8 million plus approximately $960 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $137 million per vessel and the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency, have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the transmission, distribution, supply and storage of LNG and LPG, the discharge of ballast water and the discharge of bunkers as potential pollutants, and requiring the installation on ocean-going vessels of pollution prevention equipment such as oily water separators and bilge alarms.

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

United States Taxation

This section is based upon provisions of the U.S. Internal Revenue Code of 1986 (or the IRC) as in effect on March 31, 2007, existing final, temporary and proposed regulations there under and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we”, “our” or “us” are references to Teekay LNG Partners L.P. and its direct or indirect wholly owned subsidiaries that have properly elected to be disregarded as entities separate from Teekay LNG Partners L.P. for U.S. federal tax purposes.

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

Section 7704 of the IRC provides that publicly traded partnerships will, as a general rule, be treated as corporations for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships whose “qualifying income” represents 90% or more of their gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including LNG. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We recently received a ruling from the IRS that we requested in connection with our initial public offering to the effect that the income we derive from transporting LNG, LPG and crude oil pursuant to time charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively.

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

Spainco owns, directly and indirectly, a number of other Spanish subsidiaries, including those operating five of our Suezmax tankers and four of our Spanish LNG carriers.

Taxation of Spanish Subsidiaries Engaged in Shipping Activities. Spain imposes income taxes on income generated by our operating Spanish subsidiaries’ shipping-related activities at a rate of 35%. Two alternative Spanish tax regimes provide incentives for Spanish companies engaged in shipping activities; the Canary Islands Special Ship Registry (or CISSR) and the Spanish Tonnage Tax Regime (or TTR). As at December 31, 2006, the vessels operated by our operating Spanish subsidiaries were subject to the TTR, with the exception of two LNG carriers.

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

To qualify under the CISSR, the Spanish company’s vessels must be registered in the Canary Islands Special Ship Registry. Under this registry, the Master and First Officer for the vessel must be Spanish nationals and at least 50% of the crew must be European Union nationals. Two of the vessels of our operating Spanish subsidiaries currently are registered in the Canary Islands Special Ship Registry and meet these ship personnel requirements. As a result, we believe that these subsidiaries qualify for the tax benefits associated with the first regime, representing a credit equal to 90% against the tax otherwise payable on income from the commercial operation of the vessels. This credit effectively reduces the Spanish tax rate on this income to 3.5%. This deduction does not apply to gains from vessel dispositions.

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

Pursuant to the European Union Parent-Subsidiary Directive, dividends paid by Spainco to Luxco are not subject to Spanish withholding taxes if Luxco meets an ownership requirement and a Luxembourg presence requirement. We believe that Luxco has satisfied both the ownership and Luxembourg presence requirements and has qualified for the Spanish withholding tax exemption on any dividends that Spainco has paid to Luxco.

Qatar Taxation

The following discussion is based upon our knowledge of the tax laws of Qatar and regulations, rulings and judicial decisions thereunder. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Qatar income tax considerations applicable to us.

The Qatar Public Revenue and Tax Department’s (or QPRTD) has confirmed that foreign entities are subject to tax in Qatar on income earned from international shipping within Qatari waters. Qatar income tax is usually determined on a consolidated basis for multiple foreign entities owned by a common parent. In our case, the three RasGas II LNG carriers we operate in Qatar beginning in late 2006 are operated by separate shipowning subsidiaries owned by Teekay Nakilat, of which we own a 70% interest.

Based on the QPRTD’s confirmation, we believe that Teekay Nakilat’s income earned from activity in Qatar is taxable. Because the time charter revenue we earn from the Qatari voyages is earned on a daily or time use basis, we believe it is more likely than not that this revenue will be taxable in Qatar only in relation to the time the vessels operate in Qatari waters. Expenses specifically and demonstrably related to the revenue taxable in Qatar should be deductible in calculating income subject to Qatari tax.

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

Item 5. Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Teekay LNG Partners L.P. is an international provider of liquefied natural gas (or LNG) and crude oil marine transportation services. Our growth strategy primarily focuses on expanding our fleet of LNG carriers under long-term, fixed-rate time charters. We intend to continue our practice of acquiring LNG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We seek to capitalize on opportunities emerging from the global expansion of the LNG sector by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We plan to leverage the expertise, relationships and reputation of Teekay Shipping Corporation and its affiliates to pursue these growth opportunities in the LNG sector and may consider other opportunities to which our competitive strengths are well suited. In December 2006, we announced that we would be acquiring four liquefied petroleum gas (or LPG) carriers, as discussed below. LPG is a by-product of natural gas separation and crude oil refining. We believe LPG transportation services are a natural extension of our core LNG transportation business. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we expand our LNG and LPG operations.

We manage our business and analyze and report our results of operations on the basis of the following two business segments:

LNG Carrier Segment. We have seven LNG carriers, including the following three RasGas II newbuilding vessels: the Al Marrouna, that delivered in October 2006, the Al Areesh that delivered in January 2007 and the Al Daayen that delivered in February 2007. All of our LNG carriers operate under long-term, fixed-rate charters.

In addition, in July and August 2005, Teekay Shipping Corporation announced that it was awarded new long-term, fixed-rate time charter contracts to transport LNG and has entered into agreements to construct a total of six LNG carriers in connection with these awards. Two of the LNG carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, and four will be chartered for a period of 25 years (with options to extend up to an additional 10 years) to Ras Laffan Liquefied Natural Gas Co. Limited (3). Partners in each of these projects will participate in 30% and 60%, respectively, of the ownership of the related time charters and related vessels. On November 1, 2006, we agreed to acquire from Teekay Shipping Corporation, upon delivery of the first vessel of each project, its interest in these vessels and related charter contracts. Please read Item 18 - Financial Statements: Note 19 - Other Information.

In 2006, 2005, and 2004, our LNG carrier segment generated 54.5%, 67.4% and 49.7%, respectively, of our total net voyage revenues.

Suezmax Tanker Segment. We have eight Suezmax class crude oil tankers, including the Toledo Spirit, that delivered in July 2005 and three double-hulled Suezmax tankers we acquired from Teekay Shipping Corporation in November 2005. In May 2005, we sold our only single-hulled Suezmax tanker, the Granada Spirit. During most of 2005, we had four Suezmax tankers. Please read “-- Follow-On Offering and Acquisition of Three Suezmax Tankers” below. We describe our Suezmax tanker dispositions and deliveries in more detail under “-- Results of Operations” below. All of our Suezmax tankers operate under long-term, fixed-rate time charters.

In 2006, 2005, and 2004, our Suezmax tanker segment generated 45.5%, 32.6% and 50.3%, respectively, of our total net voyage revenues.

Our original fleet was established by Naviera F. Tapias S.A. (or Tapias), a Spanish company founded in 1991. Teekay Shipping Corporation, through its subsidiary Teekay Luxembourg S.a.r.l. (or Luxco), acquired Tapias on April 30, 2004 and changed its name to Teekay Shipping Spain S.L. (or Teekay Spain). Teekay Shipping Corporation acquired Tapias for $298.2 million in cash, plus the assumption of existing debt and newbuilding commitments. Please read Item 18 - Financial Statements: Note 3 - Acquisition of Teekay Shipping Spain S.L.

Our Initial Public Offering

On November 3, 2004, Teekay Shipping Corporation formed us to own and operate the LNG and Suezmax crude oil marine transportation businesses conducted by Luxco and its subsidiaries. On May 6, 2005, Teekay Shipping Corporation contributed to us all of the outstanding shares of Luxco, all but $54.9 million of notes receivable from Luxco, and all of the equity interests of Granada Spirit L.L.C., (which owned the Suezmax tanker, the Granada Spirit), in connection with our initial public offering on May 10, 2005. We subsequently repaid the $54.9 million note receivable.

In exchange for these shares, equity interests and assets, Teekay Shipping Corporation received 8,734,572 common units and 14,734,572 subordinated units, which represented a 75.7% limited partner interest in us. Our general partner, Teekay GP L.L.C. received a 2% general partner interest and all of the incentive distribution rights in us. Teekay GP L.L.C. is a wholly-owned subsidiary of Teekay Shipping Corporation. In our initial public offering, we sold 6,900,000 of our common units, which represent limited partner interests, at a price of $22.00 per unit, for net proceeds of $135.7 million. Please read Item 18 - Financial Statements: Note 2 - Public Offerings.

Follow-On Offering and Acquisition of Three Suezmax Tankers

In November 2005, we completed a follow-on public offering of 4,600,000 common units at a price of $27.40 per unit. Net proceeds from the offering were $120.0 million. In addition, our general partner contributed $2.6 million to us to maintain its 2% general partner interest. Please read Item 18 - Financial Statements: Note 2 - Public Offerings.

Concurrently with the closing of the offering, we acquired from Teekay Shipping Corporation three double-hulled Suezmax oil tankers and related long-term, fixed-rate time charters for an aggregate price of $180.0 million. These vessels, the African Spirit, the Asian Spirit and the European Spirit (collectively, the ConocoPhillips Tankers), are similar in size to our other five crude oil tankers. The ConocoPhillips Tankers have an average age of three years and are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. Each time charter has a remaining scheduled term of approximately nine years, subject to termination and vessel sale and purchase rights. In addition, ConocoPhillips has the option to extend the charters for up to an additional six years.

Acquisition of Four Liquefied Petroleum Gas Carriers

In December 2006, we announced that we had agreed to acquire three LPG carriers from I.M. Skaugen ASA (or Skaugen), for approximately $29.2 million per vessel. The vessels are currently under construction and are expected to deliver between early 2008 and mid-2009. We will acquire the vessels upon their deliveries and will finance the acquisition of these vessels through existing or incremental debt, surplus cash balances, issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen at fixed-rates, for a period of 15 years.

In January 2007, we acquired a 2000-built LPG carrier from Teekay Shipping Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18 million. We financed the purchase with our existing revolving credit facilities. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA, and has a remaining contract term of nine years.

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

During 2006, 2005 and 2004, we derived 100.0%, 100.0% and 84.3%, respectively, of our revenues from time charters. During 2004, 15.7% of our revenues were derived from voyage charters. During these periods, all our vessels were employed on long-term time charters, except the Granada Spirit, which operated under voyage charters in the spot market during 2004. We do not anticipate earning revenues from voyage charters in the foreseeable future.

"Hire" rate refers to the basic payment from the customer for the use of a vessel. Hire is payable monthly, in advance, in U.S. Dollars or Euros, as specified in the charter. The hire rate generally includes two components - a capital cost component and an operating expense component. The capital component typically approximates the amount we are required to pay under vessel financing obligations and, for our existing Suezmax tankers (other than for the ConocoPhillips Tankers), adjusts for changes in the floating interest rates relating to the underlying vessel financing. The operating component, which adjusts annually for inflation, is intended to compensate us for vessel operating expenses and provide us a profit.

The time charters for the ConocoPhillips Tankers include a fixed monthly rate for their initial 12-year term, which increases the initial term for any extensions. These time charters do not include separately identified capital or operating components or adjust for inflation.

For our charters, other than the charters for the three RasGas II vessels and the ConocoPhillips Tankers, we earn a profit from a margin built into the operating component. Under the RasGas II charters, this margin is built into the capital component.

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

The average remaining term of our existing long-term, fixed-rate time charters is approximately 19 years for our LNG carriers and 13 years for our Suezmax tankers, subject, in certain circumstances, to termination or purchase rights. The initial term of each of the three RasGas II LNG newbuilding charters is 20 years, in each case from delivery of the vessel.

Our customers include major energy companies and their affiliates. We derive a substantial majority of our revenues from a limited number of customers. During 2006, 2005 and 2004, we derived 99%, 98% and 84%, respectively, of our revenues from four customers - Compania Espanola de Petroleos, S.A. (or CEPSA) (30%, 30% and 36%), Repsol YPF, S.A. (27%, 34% and 18%), Gas Natural SDG, S.A. (13%, 18% and 21%), and Unión Fenosa Gas, S.A (13%, 16% and 9%). As a result of our acquisition of the ConocoPhillips Tankers and related time charters from Teekay Shipping Corporation upon the closing of our follow-on public offering in November, 2005, we derived approximately 99% of our revenues from the following customers during 2006: CEPSA, Repsol YPF, S.A., Gas Natural SDG, S.A., Unión Fenosa Gas, S.A. and ConocoPhillips. The loss of any customer or time charter, or a significant decline in payments under any of our time charters, could materially and adversely affect our revenues, cash flows and operating results.

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

Income from Vessel Operations. To assist us in evaluating our operations by segment, we sometimes analyze the income we receive from each segment after deducting operating expenses, but prior to the deduction of interest expense, taxes, foreign currency and interest rate swap gains or losses and other income and losses. For more information, please read Item 18 - Financial Statements: Note 4 - Segment Reporting.

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of a five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking or intermediate survey. We expense as incurred costs for routine repairs and maintenance performed during drydocking or intermediate survey that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

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

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period less the total number of off-hire days during the period associated with major repairs, drydockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to explain changes in our net voyage revenues between periods.

Calendar-Ship-Days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. As a result, we use calendar-ship-days primarily in explaining changes in vessel operating expenses and depreciation and amortization.

Utilization. Utilization is an indicator of the use of our fleet during a given period, and is determined by dividing our revenue days by our calendar-ship-days for the period.

Restricted Cash Deposits. Under capital lease arrangements for four of our LNG carriers, we (a) borrowed under term loans and deposited the proceeds into restricted cash accounts and (b) entered into capital leases, also referred to as “bareboat charters,” for the vessels. The restricted cash deposits, together with interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms, where applicable. During vessel construction, we borrowed under the term loans and made restricted cash deposits equal to construction installment payments. For more information, please read Item 18 - Financial Statements: Note 5 - Capital Leases and Restricted Cash.

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

Our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments. For this reason, we have not entered into any forward contracts or similar arrangements to protect against the risk of foreign currency-denominated revenues, expenses or monetary assets or liabilities. If our foreign currency-denominated revenues and expenses become sufficiently disproportionate in the future, we may engage in hedging activities. For more information, please read “ - Quantitative and Qualitative Disclosures About Market Risk.”

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

•
Our financial results reflect the revaluation of our assets and liabilities. On April 30, 2004, Teekay Shipping Corporation acquired 100% of the issued and outstanding shares of Teekay Spain through Luxco, which Teekay Shipping Corporation subsequently contributed to us in May 2005. Results for periods subsequent to April 30, 2004 reflect the comprehensive revaluation of all assets, including intangible assets and goodwill, and liabilities of Teekay Spain at their fair values on the date of acquisition by Teekay Shipping Corporation. This revaluation primarily increased depreciation and amortization expense. Please read Item 18 - Financial Statements: Note 1 - Basis of Presentation.

•
We have disposed of certain assets included in our historical results of operations. Immediately prior to its acquisition by Teekay Shipping Corporation in April 2004, Tapias disposed of certain assets unrelated to the marine transportation operations purchased by Teekay Shipping Corporation. These unrelated assets included certain investments in marketable securities and other non-shipping assets, including real estate and a yacht. Since these unrelated assets were held in Tapias ship-owning subsidiaries acquired by Teekay Shipping Corporation, the financial impact of the assets is included in our historical operating results discussed below through the date of their disposition (as opposed to three unrelated businesses previously held in separate subsidiaries not acquired in the Tapias acquisition, which are not included in our historical operating results). Excluding expenses associated with the yacht, none of the unrelated assets had a significant impact on our operating results. Please read Item 18 - Financial Statements: Note 1 - Basis of Presentation.

•
Our historical operating results include the historical results of Luxco for the nine months ended December 31, 2004 and the period from January 1, 2005 to May 9, 2005 (or the 2005 Pre-IPO Period).Teekay Shipping Corporation formed Luxco in April 2004 to acquire and hold Teekay Spain. From its formation until our initial public offering, Luxco had no revenues, expenses or income, or assets or liabilities, other than:

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

Our financial results reflect the consolidation of Teekay Nakilat, Teekay Tangguh and Teekay Nakilat III. In May 2005, we entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Nakilat, which has a 30-year capital lease arrangement on each of the three RasGas II vessels. The purchase occurred in October 2006, however we were required to consolidate Teekay Nakilat in our consolidated financial statements commencing in May 2005, as Teekay Nakilat was a variable interest entity and we were its primary beneficiary. In addition, on November 1, 2006, the Partnership entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Tangguh and its 40% interest in Teekay Nakilat III. Teekay Tangguh owns two LNG newbuildings and the related 20-year time charters. Teekay Nakilat III owns four LNG newbuildings and the related 25-year time charters. The purchases will occur upon the deliveries of the first newbuildings for each project, which are scheduled for 2008; however we were required to consolidate Teekay Tangguh and Teekay Nakilat III in our consolidated financial statements, effective November 1, 2006, as both entities are variable interest entities and we are their primary beneficiary. Please read Item 18 - Financial Statements: Note 13(f) - Related Party Transactions and Note 15(a) Commitments and Contingencies.

•
Our financial results reflect the sale and leaseback of the three RasGas II vessels of Teekay Nakilat. During January 2006, the three subsidiaries of Teekay Nakilat, each of which had contracted to have built one of the RasGas II vessels, sold their shipbuilding contracts to SeaSpirit Leasing Limited (or SeaSpirit) and entered into 30-year capital leases for the three LNG carriers, to commence upon their respective deliveries.

As a result of this transaction, Teekay Nakilat received $313.0 million from the sale of the shipbuilding contracts, which approximated the accumulated construction costs incurred as of the sale date. The proceeds from the sale were used to fund restricted cash deposits relating to the capital leases. During 2006, Teekay Nakilat placed an additional $169.1 million in restricted cash deposits, which was funded with $154.8 million of term loans and $14.3 million of loans from its joint venture partners. During 2006, Teekay Nakilat earned $5.4 million of interest income on its restricted cash deposits and incurred $24.7 million of interest expense on its long-term debt and loans from its joint venture partners.

•
The size of our LNG carrier and Suezmax tanker fleets has changed. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. In particular, during most of 2004 we had six Suezmax tankers, during most of 2005 we had four Suezmax tankers, and during most of 2006 we had eight Suezmax tankers. We also increased the size of our LNG carrier fleet from two carriers in early 2004, to four carriers in 2005, and to five carriers in 2006. Please read “-- Results of Operations - LNG Carrier Segment" and" - Suezmax Tanker Segment” below for further details about our vessel dispositions and deliveries.

•
One of our Suezmax tankers earns revenues based partly on spot market rates. The time charter for one Suezmax tanker, the Teide Spirit, contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed certain threshold amounts. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed hire rate, our results may continue to be influenced, in part, by the variable component of the Teide Spirit charter. During 2006, 2005 and 2004, we earned $3.8 million, $4.5 million and $4.2 million, respectively, in additional revenue from this variable component.

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

•
We have designated our interest rate swaps as hedges. We have entered into interest rate swaps to hedge our interest rate risk from our floating-rate debt used to purchase our LNG carriers. These interest rate swaps were not designated as hedges under U.S. accounting guidelines until April 30, 2004. Consequently, the changes in the fair values of these swaps that occurred during 2003 and the four months ended April 30, 2004 have been recorded in earnings as “interest rate swaps gain (loss)” for those periods. Had these interest rate swaps been designated as hedges prior to 2003, any subsequent changes in fair value would have been recognized in “accumulated other comprehensive income (loss)” to the extent the hedge was effective and until the hedged item was recognized as income. Because the swaps have been highly effective, the change in fair value after April 30, 2004 has been reflected in accumulated other comprehensive income (loss) and, because we expect the swaps, or replacement swaps, to continue to be highly effective, we expect that most of the change in value will continue to be reflected in accumulated other comprehensive income (loss). For more information, please read Item 18 - Financial Statements: Note 14 - Derivative Instruments and Hedging Activities. In addition, as mentioned above, in April 2005 we settled interest rate swaps in connection with prepayment of debt associated with two of our LNG carriers, and settled and replaced the interest rate swaps associated with our other two LNG carriers.

•
We are incurring additional general and administrative expenses following our initial public offering. In connection with the closing of our initial public offering, we and certain of our subsidiaries entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which those subsidiaries provide us and our subsidiaries services, including strategic consulting, advisory, ship management, technical and administrative services. Our cost for these services depends on the amount and type of services provided during each period. The services are valued at an arm’s-length rate that includes reimbursement of reasonable direct or indirect expenses incurred to provide the services. We also reimburse our general partner for all expenses it incurs on our behalf. We may grant equity compensation that would result in an expense to us. In addition, since our initial public offering on May 10, 2005, we have begun to incur expenses as a result of being a publicly-traded limited partnership, including costs associated with annual reports to unitholders and SEC filings, investor relations, incremental director and officer liability insurance costs and director compensation.

Results of Operations

The following tables present our operating results by reportable segment for 2006, 2005 and 2004, and compare our net voyage revenues, a non-GAAP financial measure, for those periods to voyage revenues, the most directly comparable GAAP financial measure. For ease of comparison in the following tables and the discussion below, we have combined our results of the various time periods set forth in our consolidated statements of income (loss).

	2006			2005			2004
(in thousands of U.S. dollars,	LNG	Suezmax		LNG	Suezmax		LNG	Suezmax
except Operating Data)	Carrier	Tanker		Carrier	Tanker		Carrier	Tanker
	Segment	Segment	Total	Segment	Segment	Total	Segment	Segment	Total

Voyage revenues	99,526	83,247	182,773	97,645	47,814	145,459	59,395	64,438	123,833
Voyage expenses	969	1,061	2,030	50	608	658	254	4,678	4,932
Net voyage revenues	98,557	82,186	180,743	97,595	47,206	144,801	59,141	59,760	118,901
Vessel operating expenses	17,963	20,837	38,800	15,622	13,183	28,805	10,615	20,002	30,617
Depreciation and amortization	32,113	19,856	51,969	30,360	12,811	43,171	15,391	19,469	34,860
General and administrative (1)	5,973	7,238	13,211	4,689	5,268	9,957	1,962	4,516	6,478
Income from vessel operations	42,508	34,255	76,763	46,924	15,944	62,868	31,173	15,773	46,946

Operating Data:
Revenue Days (A)	1,466	2,904	4,370	1,445	1,714	3,159	902	2,042	2,944
Calendar-Ship-Days (B)	1,522	2,920	4,442	1,460	1,754	3,214	902	2,073	2,975
Utilization (A)/(B)	96%	99%	98%	99%	98%	98%	100%	99%	99%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Year Ended December 31, 2006 versus Year Ended December 31, 2005

LNG Carrier Segment

We operated four LNG carriers during 2005. We took delivery of a fifth LNG carrier, the Al Marrouna in, October 2006. As a result, our total calendar-ship-days increased by 4.1%, from 1,460 days in 2005 to 1,522 days in 2006.

During May 2006, the Catalunya Spirit was in drydock undergoing its first intermediate class survey, which contributed to 19.1 days of scheduled off-hire during 2006. While in drydock, damage was discovered on certain of the side membrane walls within the cargo tanks and a latent defect was discovered in the propeller. The cost of repairing the damage to the cargo tanks and replacing the propeller was covered by the hull and machinery insurance policy on the vessel. Insurance claims totaling $4.6 million (net of a $1.0 million deductible) were filed in the second quarter of 2006 to recover these costs. During 2006, we received insurance payments of $3.3 million from these claims. We expect to receive the unpaid portion of the claims ($1.3 million, including insurance deductibles) during early 2007. In addition, we finalized an agreement with the ship builder to recover the $500,000 deductible from the propeller claim.

Our claim under our loss-of-hire insurance policy for the Catalunya Spirit to recover lost time-charter revenue resulting from the additional time required in drydock to make these repairs was fully recoverable and fully reimbursed from our loss-of hire insurance provider in February 2007. The repairs took a total of 47.4 days, in addition to the scheduled 19.1 days related to the intermediate class survey. Coverage under the loss-of-hire insurance policy commences after a 14-day deductible. As a result, during 2006 the total number of days of off-hire due to the scheduled drydocking and the deductible under our loss-of-hire insurance policy was 35.5 days. The vessel resumed normal operations in early July 2006.

We have reviewed the operating history of our other LNG carriers and we believe that the conditions that caused the damage to the cargo tanks on the Catalunya Spirit did not occur on the other vessels.

Net Voyage Revenues. Net voyage revenues increased 1.0% to $98.6 million for 2006, from $97.6 million for 2005. This increase was primarily the result of:

•	an increase of $2.4 million during 2006 from the delivery of the Al Marrouna; and

•	a relative increase of $0.8 million for 2006, relating to 15.2 days of off-hire for scheduled drydocking during February 2005 for one of our LNG carriers, the Hispania Spirit,

partially offset by

•	a decrease of $2.4 million for 2006 due to the Catalunya Spirit being off-hire for 35.5 days as described above.

Vessel Operating Expenses. Vessel operating expenses increased 15.4% to $18.0 million for 2006, from $15.6 million for 2005. This increase was primarily the result of:

•	an increase of $1.3 million during 2006 relating to the delivery of the Al Marrouna;

•	an increase of $1.2 million relating to higher insurance, spares, consumables and maintenance costs in 2006;
•	an increase of $0.5 million from the cost of the repairs completed on the Catalunya Spirit during the second quarter of 2006 in excess of estimated insurance recoveries; and

partially offset by

•	a relative decrease of $0.8 million for 2006 relating to repair and maintenance work (net of insurance proceeds) completed in 2005 on the Hispania Spirit .

Depreciation and Amortization. Depreciation and amortization increased 5.6% to $32.1 million for 2006, from $30.4 million for 2005. This increase was primarily the result of:

•	an increase of $0.7 million relating to the delivery of the Al Marrouna; and

•	an increase of $1.0 million relating to the amortization of drydock expenditures incurred during 2005 and 2006.

Suezmax Tanker Segment

During 2006 we operated eight Suezmax tankers, compared to approximately five Suezmax tankers in 2005. The results of our Suezmax tanker segment reflect the following fleet changes during 2005 and 2006:

•	the delivery of a Suezmax tanker newbuilding (the Toledo Spirit) in July 2005;

•
the sale of the Granada Spirit to Teekay Shipping Corporation in December 2004, in connection with a significant drydocking and re-flagging of the vessel, the contribution of this vessel to us on May 6, 2005, and the subsequent sale back to Teekay Shipping Corporation on May 26, 2005 (collectively, the Granada Spirit Transactions);

•	the delivery and concurrent sale of a Suezmax tanker newbuilding (the Santiago Spirit) to Teekay Shipping Corporation in March 2005; and

•	the acquisition of the ConocoPhillips Tankers from Teekay Shipping Corporation in November 2005.

As a result, our total calendar-ship-days increased by 66.5% to 2,920 days in 2006 from 1,754 days in 2005.

Net Voyage Revenues. Net voyage revenues increased 74.2% to $82.2 million for 2006, from $47.2 million for 2005. This increase was primarily the result of:

•	an increase of $25.5 million relating to the acquisition of the ConocoPhillips Tankers;

•	an increase of $6.5 million relating to the delivery of the Toledo Spirit;

•
an increase of $4.0 million due to adjustments to the daily charter rate based on inflation and increases from rising interest rates in accordance with the time charter contracts for five Suezmax tankers. (However, under the terms of our capital leases for our tankers subject to these charter rate fluctuations, we had a corresponding increase in our lease payments, which is reflected as an increase to interest expense. Therefore, these interest rate adjustments, which will continue, did not affect our cash flow or net income); and

•	a relative increase of $0.5 million for 2006 relating to off-hire for scheduled drydocking for one of our Suemaz tankers during the fourth quarter of 2005.

partially offset by

•
a decrease of $0.6 million for 2006 relating to revenues earned by the Teide Spirit (the time charter for the Teide Spirit contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts);

•	a decrease of $0.3 million for 2006, from an additional 16 days of off-hire for one of our Suezmax tankers during February 2006 relating to a scheduled drydocking; and

•	revenue of $0.6 million for 2005, earned by the Granada Spirit for the period from May 6, 2005, when the vessel was contributed to us, to May 26, 2005, when we disposed of the vessel.

Vessel Operating Expenses. Vessel operating expenses increased 57.6% to $20.8 million for 2006, from $13.2 million for 2005. This increase was primarily the result of:

•	an increase of $5.9 million relating to the acquisition of the ConocoPhillips Tankers;

•	an increase of $1.5 million relating to the delivery of the Toledo Spirit in July 2005; and

•	an increase of $0.1 million relating to higher insurance, service and other operating costs in 2006;

partially offset by

•	a decrease of $0.1 million relating to the Granada Spirit Transactions.

Depreciation and Amortization. Depreciation and amortization increased 55.5% to $19.9 million for 2006, from $12.8 million for 2005. This increase was primarily the result of:

•	an increase of $5.6 million relating to the acquisition of the ConocoPhillips Tankers; and

•	an increase of $1.5 million relating to the delivery of the Toledo Spirit; and

partially offset by

•	a relative decrease of $0.2 million for 2006, relating to the inclusion of the Granada Spirit in our fleet for the period from May 6, 2005 to May 26, 2005.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 32.0% to $13.2 million for 2006, from $10.0 million for 2005. This increase was primarily the result of:

•
an increase of $3.3 million associated with (a) services agreements we and certain of our subsidiaries entered into with subsidiaries of Teekay Shipping Corporation in connection with our initial public offering, our acquisition of the ConocoPhillips Tankers, and our acquisition of Teekay Nakilat; and

•
an increase of $0.6 million relating to (a) our adoption of the fair value recognition provisions of the Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment, using the “modified prospective” method and (b) vesting of units issued to non-employee directors;

partially offset by

•
a relative decrease of $0.7 million for 2006 relating to legal costs associated with repayment of term loans and settlement of interest rate swaps made in connection with our initial public offering in 2005.

Interest Expense. Interest expense increased 18.0% to $86.5 million for 2006, from $73.3 million for 2005. This increase was primarily the result of:

•
an increase of $24.7 million from interest-bearing debt of Teekay Nakilat, which interest was capitalized prior to the January 2006 sale and leaseback transaction relating to the three RasGas II vessels;

•	an increase of $4.3 million relating to an increase in debt used to finance the Toledo Spirit and the acquisition of the ConocoPhillips Tankers; and

•
an increase of $2.3 million from rising interest rates on our five Suezmax tanker lease obligations (however, under the terms of our time charter contracts for these vessels, we have corresponding increases in our charter payments, which are reflected as an increase to voyage revenues);

partially offset by

•	a decrease of $7.3 million resulting from Teekay Shipping Corporation’s contribution to us of interest-bearing loans in connection with our initial public offering in May 2005;

•	a decrease of $8.3 million resulting from the repayment of $337.3 million of term loans and the settlement of related interest rate swaps prior to our initial public offering in May 2005; and

•
a decrease of $2.8 million, resulting from scheduled debt repayments and capital lease payments during 2005 on two of our LNG vessels from restricted cash deposits (these LNG vessels were financed pursuant to Spanish tax lease arrangements, under which we borrowed under term loans and deposited the proceeds into restricted cash accounts and entered into capital leases for the vessels; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash).

Interest Income. Interest income increased 61.2% to $37.4 million for 2006, from $23.2 million for 2005. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. This increase was primarily the result of:

•	an increase of $19.8 million, relating to additional restricted cash deposits which were primarily funded with the proceeds from the sale and leaseback of the three RasGas II vessels;

partially offset by

•	a decrease of $3.7 million resulting from scheduled capital lease repayments on two of our LNG carriers which were funded from restricted cash deposits and

•	a relative decrease of $1.8 million for 2006, primarily from temporary investments held during 2005 and interest earned on overnight deposits in our bank accounts.

Foreign Currency Exchange Gains. Foreign currency exchange losses were $39.5 million for 2006, compared to foreign currency exchange gains of $81.8 million for 2005. These foreign currency exchange gains and losses, substantially all of which were unrealized, are due substantially to the relevant period-end revaluation of Euro-denominated term loans for financial reporting purposes. The gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. The losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation.

Other Income (Loss). Other income (loss) increased from a $15.0 million loss in 2005 to $2.2 million of income in 2006. This increase was primarily the result of:

•
a $7.8 million loss in 2005 that resulted from the settlement of interest rate swaps in April 2005 that were being used to hedge the interest rate risk on two of our term loans that were repaid at that time;

•	a $7.5 million loss in 2005 from the write-off of capitalized loan costs relating to the two term loans we repaid in April 2005; and

•	a $1.7 million minority interest recovery in 2006, which was the result of the delivery of the Al Marrouna, a vessel in which we have a 70% interest.

Net Income (Loss). As a result of the foregoing factors, net loss was $9.6 million for 2006, compared to net income of $79.5 million for 2005.

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

Suezmax Tanker Segment

During most of 2004, we had six Suezmax tankers, while during most of 2005, we had five Suezmax tankers. In addition to the previously mentioned fleet changes during 2005, the results of our Suezmax tanker segment reflect the following fleet changes during 2004:

•	the sale of two Suezmax tankers (the Sevilla Spirit and the Leon Spirit) in the fourth quarter of 2004 (collectively, the Suezmax Dispositions); and

•	the delivery of two Suezmax tanker newbuildings (the Teide Spirit and the Toledo Spirit) in November 2004 and July 2005, respectively (collectively, the Suezmax Deliveries).

As a result, our total revenue days decreased by 16.1% from 2,042 days in 2004 to 1,714 days in 2005.

Net Voyage Revenues. Net voyage revenues decreased 21.1% to $47.2 million for 2005, from $59.8 million for 2004. This decrease was the result of:
•	a decrease of $16.6 million relating to the Suezmax Dispositions; and

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

Liquidity and Capital Resources

Liquidity and Cash Needs

As at December 31, 2006, our cash and cash equivalents was $28.9 million, compared to $34.5 million at December 31, 2005. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $444.5 million as at December 31, 2006, compared to $105.5 million as at December 31, 2005. This increase was primarily the result of the refinancing of two of our existing LNG vessels during the third quarter of 2006, which increased our undrawn medium-term credit facilities from $100.0 million to $330.0 million, and the additional $137.5 million revolving credit facility we entered into during December 2005, which became available to us in January 2006.

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

We believe that cash flows from operations will be sufficient to meet our liquidity needs for at least the next 12 months. However, we may need to use certain of our available liquidity or we may need to raise additional capital to finance existing commitments. We are required to purchase five of our Suezmax tankers, currently on capital lease arrangements, at various times from 2007 to 2010. We anticipate that we will purchase these tankers by assuming the outstanding financing obligations that relate to them. However, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We are committed to acquiring Teekay Shipping Corporation’s 70% interest in Teekay Tangguh and its 40% interest in Teekay Nakilat III as well as acquiring three LPG carriers from Skaugen. These purchase commitments, which are expected to occur in 2008 and 2009, total  approximately $227.6 million. In addition, we acquired a 2000-built LPG carrier from Teekay Shipping Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18.2 million effective January 1, 2007. The purchase was financed with the Partnership’s existing credit facilities. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA, and has a remaining contract term of nine years.

Cash Flows. The following table summarizes our cash flow for the periods presented:

	Years Ended December 31,
	2006 ($000’s)	2005 ($000’s)

Net cash flow from operating activities:	83,049	65,718
Net cash flow from financing activities:	(373,719)	81,653
Net cash flow from investing activities:	285,072	(269,312)

Operating Cash Flows. Net cash flow from operating activities increased to $83.1 million for 2006, from $65.7 million for 2005, primarily reflecting the increase in operating cash flows from the acquisition of the ConocoPhillips Tankers and the Suezmax Delivery, partially offset by the decrease in operating cash flows due to the Catalunya Spirit being off-hire for 35 days to complete repairs and scheduled drydocking, the increase in drydocking expenditures, the increase in our LNG carrier segment vessel operating expenses and the timing of our cash receipts and payments. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel drydockings tends to be uneven between years.

Financing Cash Flows. Our investments in vessels and equipment have been financed primarily with term loans and capital lease arrangements. During 2006, the three subsidiaries of Teekay Nakilat, each of which had contracted to have built one of the three RasGas II vessels, sold their shipbuilding contracts to SeaSpirit Leasing Ltd. and entered into 30-year capital leases for these three LNG carriers, to commence upon completion of vessel construction. SeaSpirit reimbursed Teekay Nakilat for previously paid shipyard installments and other construction costs in the amount of

$313.0 million. Teekay Nakilat applied the proceeds from the sale, $154.7 million of proceeds from long-term debt, and $14.3 million of advances from its then-existing shareholders, Teekay Shipping Corporation and Qatar Gas Transport Company Ltd. (Nakilat), to partially fund its restricted cash deposits for the three RasGas II vessels that are subject to capital leases. Also during 2006, Teekay Nakilat (III) Holdings Corporation, a variable interest entity for which we are the primary beneficiary, borrowed $20.2 million and loaned these funds to its joint venture company, Teekay Nakilat (III) Corporation, to be used for LNG newbuilding construction payments. Please read Item 18 - Financial Statements: Note 15(a) Commitments and Contingencies.

From time to time we refinance our loans and revolving credit facilities. During 2006, when our new $137.5 million revolving credit facility became available to us in January 2006, we drew down this facility by $29.0 million and prepaid existing debt which had a higher effective interest rate.

During 2006, we used $152.3 million of restricted cash deposits to pay for scheduled lease payments on two of our LNG carriers, which included the acquisition of the Catalunya Spirit at the end of the lease term.

Cash distributions paid during 2006 increased from $20.1 million in 2005 to $64.2 million in 2006. This increase was the result of an increase in our quarterly distribution to $0.4625 per unit from $0.4125 per unit, for the second quarter of 2006 and the increase in the number of outstanding units from our follow-on offering during November 2006. In addition, we did not pay distributions prior to our initial public offering in May 2005.

As at December 31, 2006, we had two long-term revolving credit facilities available which provided for total borrowings of up to $458.6 million, of which $415.6 million was undrawn. The amount available under the credit facilities reduces by $17.7 million (2007), $18.2 million (2008), $18.8 million (2009), $19.4 million (2010), $20.0 million (2011) and $364.5 million (thereafter). Interest payments are based on LIBOR plus margins. We may use both revolving credit facilities to fund general partnership purposes. In addition, we may use one of these facilities to fund cash distributions; however, we are required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The revolving credit facilities are collateralized by first-priority mortgages granted on five of our vessels, together with other related collateral, and include a guarantee from us or our subsidiaries of all outstanding amounts.

We have a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2006, totaled $360.7 million. One tranche of the term loan bears interest at a fixed rate of 5.39%. Interest payments on the balance of the term loan is based on LIBOR plus margins. The term loan reduces in quarterly payments commencing three months after delivery of the LNG newbuilding being financed with the loan. Once fully drawn, the loan will have approximately $56 million per vessel in bullet repayments, due at maturity. The term loan is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other collateral and guarantees from us.

Teekay Nakilat (III), a variable interest entity for which we are the primary beneficiary, has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2006, totaled $60.5 million. Interest payments on the term loan is based on LIBOR plus a margin. The term loan reduces in quarterly payments commencing three months after delivery of each related vessel, with varying maturities through 2020. The term loan is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other collateral including an undertaking from Teekay Shipping Corporation. Upon transfer of the ownership of Teekay Nakilat (III) from Teekay Shipping Corporation to us, the rights and obligations of Teekay Shipping Corporation under the undertaking, may, upon the fulfillment of certain conditions, be transferred to us.

We have two Euro-denominated term loans outstanding, which, as at December 31, 2006, totaled 311.6 million Euros ($411.3 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases. Interest payments are based on EURIBOR plus margins. The term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay Spain.

The weighted-average effective interest rate for our long-term debt outstanding at December 31, 2006 and 2005 was 5.5% and 4.3%, respectively. These rates do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt. At December 31, 2006, the margins on our long-term debt ranged from 0.50% to 1.30%.

Our ship-owning subsidiaries may not pay dividends or distributions if we are in default under our loan agreements and revolving credit facilities. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.

Our term loans and revolving credit facilities contain covenants and other restrictions typical of debt financing secured by vessels, including, but not limited to, one or more of the following that restrict the ship-owning subsidiaries from:

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

Certain loan agreements require that a minimum level of tangible net worth, a minimum level of aggregate liquidity, a maximum level of leverage be maintained and requires one of our subsidiaries to maintain restricted cash deposits.

Investing Cash Flows. As previously mentioned, Teekay Nakilat sold its three RasGas II shipbuilding contracts during 2006 for $313.0 million in a sale-leaseback transaction.

During 2006, we acquired a 70% interest in Teekay Nakilat for $89.5 million, of which $26.9 million was paid in 2006. Please read Item 18 - Financial Statements: Note 13(f) - Related Party Transactions.

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

During 2005, we incurred capital expenditures for vessels and equipment of $222.6 million. These capital expenditures represent construction installment payments for three LNG newbuildings that were sold and leased back by Teekay Nakilat and two Suezmax tankers, the Toledo Spirit and the Santiago Spirit. In November 2005, we acquired the ConocoPhillips Tankers from Teekay Shipping Corporation for $180.0 million.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at December 31, 2006:

	Total	2007	2008 and 2009	2010 and 2011	Beyond 2011
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	499.3	20.7	42.3	43.5	392.8
Commitments under capital leases (2)	250.3	145.1	17.1	88.1	-
Commitments under capital leases (3)	1,123.2	22.9	48.0	48.0	1,004.3
Advances from affiliates	101.6	62.7	-	-	38.9
Purchase obligations (4)	245.8	-	227.6	-	18.2
Total U.S. Dollar-denominated obligations	2,220.2	251.4	335.0	179.6	1,454.2

Euro-Denominated Obligations: (5)
Long-term debt (6)	411.3	9.7	21.5	221.6	158.5
Commitments under capital leases (2) (7)	217.8	30.7	66.0	121.1	-
Total Euro-denominated obligations	629.1	40.4	87.5	342.7	158.5

Totals	2,849.3	291.8	422.5	522.3	1,612.7

(1)
Excludes expected interest payments of $29.0 million (2007), $54.2 million (2008 and 2009), $49.0 million (2010 and 2011) and $138.8 million (beyond 2011). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR, plus margins that ranged up to 1.05% at December 31, 2006 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from 2007 to 2010. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $39.4 million to $41.9 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital lease on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 18 - Financial Statements: Note 4 - Capital Lease Obligations and Restricted Cash.

(3)	Existing restricted cash deposits, together with the interest earned on the deposits, will equal the remaining amounts we owe under the RasGas II capital lease arrangements.

(4)
On November 1, 2006, we entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Tangguh and its 40% interest in Teekay Nakilat III 13k). The purchases will occur upon deliveries of the first newbuildings for each project, which are scheduled for 2008. Please read Item 18 - Financial Statements: Notes 13(f) and 13(k) - Related Party Transactions and Note 15(a) - Commitments and Contingencies.

In December 2006, we entered into an agreement to acquire three LPG carriers from I.M. Skaugen ASA, for approximately $29.2 million per vessel upon their deliveries between early 2008 and mid-2009. In addition, we agreed to acquire a 2000-built LPG carrier from Teekay Shipping Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18.2 million effective January 1, 2007.Please read Item 18 - Financial Statements: Notes 15(b) Commitments and Contingencies and Note 18 Subsequent Events.

(5)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2006.

(6)
Excludes expected interest payments of $19.8 million (2007), $38.1 million (2008 and 2009), $31.0 million (2010 and 2011) and $60.9 million (beyond 2011). Expected interest payments are based on EURIBOR at December 31, 2006, plus margins that ranged up to 1.30%, as well as, the prevailing U.S. Dollar / Euro exchange rate as of December 31, 2006. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(7)
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

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies.

Vessel Lives and Impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel's estimated useful life, less an estimated residual value. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard. In the shipping industry, the use of a 25-year vessel life for Suezmax tankers has become the prevailing standard. In addition, the use of a 30 to 40 year vessel life for LNG carriers is typical. However, the actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Effect if Actual Results Differ from Assumptions. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation than before the vessel impairment. A one-year reduction in the estimated useful lives of our Suezmax tankers and LNG carriers would result in an increase in our current annual depreciation by approximately $1.8 million, assuming this decrease did not also result in an impairment loss.

Drydocking

Description. We capitalize a substantial portion of the costs we incur during drydocking and for an intermediate survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets.

Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking. While we typically drydock each LNG carrier and Suezmax tanker every five years and have a shipping society classification intermediate survey performed on our LNG carriers between the second and third year of the five-year drydocking period, we may drydock the vessels at an earlier date.

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next drydock date for a vessel, we will adjust our annual amortization of drydocking expenditures. Amortization expense of capitalized drydock expenditures for 2006, 2005 and 2004 were $1.7 million, $0.5 million and $1.9 million, respectively. As at December 31, 2006 and 2005, our capitalized drydock expenditures were $5.9 million and $3.3 million, respectively.

Goodwill and Intangible Assets

Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

Judgments and Uncertainties. The allocation of the purchase price of acquired companies to intangible assets and goodwill requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the discount rate require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

Effect if Actual Results Differ from Assumptions. Our acquisition of Teekay Spain resulted in us allocating $183.1 million of the purchase price to intangible assets and $39.3 million of the purchase price to goodwill. In the fourth quarter of 2006, we completed our annual impairment testing of goodwill using the methodology described herein, and determined there was no impairment. If actual results are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge. Amortization expense of intangible assets for 2006, 2005 and 2004 were $9.1 million, $9.3 million and $6.2 million, respectively. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets.

Taxes

Description. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax assets would typically increase our net income in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to the deferred tax assets would typically decrease our net income in the period such determination was made.

Judgments and Uncertainties. The estimate of our tax contingencies reserve contains uncertainty because management must use judgment to estimate the exposures associated with our various filing positions.

Effect if Actual Results Differ from Assumptions. We have claimed a 3.4 million Euro ($4.0 million) re-investment tax credit in one of our 2005 annual tax filings that was filed in July 2006. Despite our belief that our tax position is supportable, we believe that this tax position will be reviewed by the tax authorities and it is less than probable that the re-investment credit will be realized. If this tax position is accepted by the tax authorities, we will recognize a credit to equity for the amount of the re-investment credit.

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

The directors of our general partner oversee our operations. The day-to-day affairs of our business are managed by the officers of our general partner and key employees of certain of our operating subsidiaries. Employees of certain subsidiaries of Teekay Shipping Corporation provide assistance to us and our operating subsidiaries pursuant to services agreements. Please read Item 7 - Major Unitholders and Related Party Transactions.

The Chief Executive Officer and Chief Financial Officer of our general partner, Peter Evensen, allocates his time between managing our business and affairs and the business and affairs of Teekay Shipping Corporation and Teekay Offshore. Mr. Evensen is the Executive Vice President and Chief Strategy Officer of Teekay Shipping Corporation and the Chief Executive Officer and Chief Financial Officer of Teekay Offshore’s general partner. The amount of time Mr. Evensen allocates between our business and the businesses of Teekay Shipping Corporation and Teekay Offshore varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. We believe Mr. Evensen devotes sufficient time to our business and affairs as is necessary for their proper conduct.

Officers of Teekay LNG Projects Ltd., a subsidiary of Teekay Shipping Corporation, allocate their time between providing LNG strategic consulting and advisory services to certain of our operating subsidiaries and pursuing LNG and LPG project opportunities for Teekay Shipping Corporation, which projects, if awarded to Teekay Shipping Corporation, are offered to us pursuant to the non-competition provisions of the omnibus agreement. This agreement has previously been filed with the SEC. Please see Item 19.

Officers of our general partner and those individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Shipping Corporation or its affiliates. Our general partner seeks to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Directors, Executive Officers and Key Employees

The following table provides information about the directors and executive officers of our general partner and key employees of our operating subsidiary Teekay Spain as of December 31, 2006. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is c/o Bayside House, Bayside Executive Park, West Bay Street and Blake Road, Nassau, Commonwealth of The Bahamas. The business address of each of our key employees of Teekay Spain is Musgo Street 5—28023, Madrid, Spain.

Name	Age	Position
C. Sean Day	57	Chairman
Bjorn Moller	49	Vice Chairman and Director
Peter Evensen	48	Chief Executive Officer, Chief Financial Officer and Director
Robert E. Boyd	68	Director (1) (2)
Ida Jane Hinkley	56	Director (1)
Ihab J.M. Massoud	38	Director (2)
George Watson	59	Director (1) (2)
Andres Luna	50	Managing Director, Teekay Spain
Pedro Solana	50	Director, Finance and Accounting, Teekay Spain

(1)	Member of Audit Committee and Conflicts Committee.

(2)	Member of Corporate Governance Committee.

Certain biographical information about each of these individuals is set forth below:

C. Sean Day has served as Chairman of Teekay GP L.L.C. since it was formed in November 2004. Mr. Day has served as Chairman of Teekay Shipping Corporation’s Board of Directors since 1999. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a director of Kirby Corporation. Mr. Day serves as the Chairman of Teekay Offshore GP L.L.C. and of Teekay Offshore Operating GP L.L.C., the general partners of Teekay Offshore Partners L.P. and Teekay Offshore Operating L.P., respectively, since they were formed in August and September 2006, respectively. Mr. Day also serves as the Chairman of Compass Diversified Trust.

Bjorn Moller has served as the Vice Chairman and a Director of Teekay GP L.L.C. since it was formed in November 2004. Mr. Moller is the President and Chief Executive Officer of Teekay Shipping Corporation and has held those positions since April 1998. Mr. Moller has over 25 years’ experience in the shipping industry and has served in senior management positions with Teekay Shipping Corporation for more than 15 years. He has headed its overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay Shipping Corporation’s global chartering operations and business development activities. Mr. Moller has also served as the Vice Chairman of Teekay Offshore GP L.L.C. and of Teekay Offshore Operating GP L.L.C. since they were formed in August and September 2006, respectively. In December 2006, he was appointed Chairman of the International Tanker Owners Pollution Federation (ITOPF).

Peter Evensen has served as the Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since it was formed in November 2004 and as a Director of Teekay GP L.L.C. since January 2005. Mr. Evensen is also the Executive Vice President and Chief Strategy Officer of Teekay Shipping Corporation. He joined Teekay Shipping Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He served as Executive Vice President and Chief Financial Officer of Teekay Shipping Corporation from February 2004 until he was appointed to his current role in November 2006. Mr. Evensen has also served as the Chief Executive Officer and Chief Financial Officer and as a Director of Teekay Offshore GP L.L.C. and of Teekay Offshore Operating GP L.L.C. since they were formed in August and September 2006, respectively. Mr. Evensen has over 20 years’ experience in banking and shipping finance. Prior to joining Teekay Shipping Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

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

Ihab J.M. Massoud has served as a Director of Teekay GP L.L.C. since January 2005. Since 1998, he has been President of The Compass Group, a private equity investment firm based in Westport, Connecticut. From 1995 to 1998, Mr. Massoud was an officer with Petroleum Heat and Power, Inc. From 1993 to 1995, Mr. Massoud was with Colony Capital, Inc., a Los Angeles-based private equity firm. Mr. Massoud is currently serving as a Director of Compass Group Diversified Holdings, LLC.

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

Reimbursement of Expenses of Our General Partner

Our general partner does not receive any management fee or other compensation for managing us. Our general partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner. During 2006, these expenses were comprised of a portion of compensation earned by the Chief Executive Officer and Chief Financial Officer of our general partner, directors’ fees and travel expenses, as discussed below.

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

The aggregate compensation earned by the Chief Executive Officer and Chief Financial Officer of our general partner and the two key employees of Teekay Spain listed above (or the Executive Officers) for 2006 was $2.5 million. This is comprised of base salary ($0.9 million), annual bonus ($0.6 million) and pension and other benefits ($0.1 million). These amounts were paid primarily in Canadian Dollars or in Euros, but are reported here in U.S. Dollars using an exchange rate of 1.17 Canadian Dollars for each U.S. Dollar and 0.76 Euro for each U.S. Dollar, the exchange rates on December 31, 2006. Teekay Shipping Corporation’s annual bonus plan considers both company performance, through comparison to established targets and financial performance of peer companies, and individual performance. We have reimbursed our general partner for the portion of time that Mr. Evensen spent providing services to us. Please read Item 7. Major Unitholders and Related Party Transactions.

Compensation of Directors

Officers of our general partner or Teekay Shipping Corporation who also serve as directors of our general partner do not receive additional compensation for their service as directors. Each non-management director receives compensation for attending meetings of the Board of Directors, as well as committee meetings. Non-management directors receive a director fee of $30,000 per year and common units with an aggregate maximum value of approximately $15,000 per year. The Chairman receives an additional fee of $85,000, members of the audit and conflicts committees each receive a committee fee of $5,000 per year, and the chairs of the audit committee and conflicts committee receive an additional fee of $5,000 for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2006, the five non-employee directors received, in the aggregate, $196,250 in director and committee fees and reimbursement of $129,000 of their out-of-pocket expenses from our general partner. We reimbursed our general partner for these expenses as they were incurred for the conduct of our business. On October 20, 2006, the Board granted to each of the five non-employee directors 495 units at $30.30 per unit vesting immediately and also removed vesting restrictions on the previously granted May 2005 units. Please read Item 7. Major Unitholders and Related Party Transactions. During 2006 and 2005, the five non-employee directors received, in the aggregate, 2,475 and 3,500 common units of the Partnership, respectively.

2005 Long-Term Incentive Plan

Our general partner has adopted the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan for employees and directors of and consultants to our general partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. Other than the previously mentioned 2,475 common units awarded to our general partner’s directors, we did not make any awards in 2006 under the 2005 long-term incentive plan.

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

The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters for the Audit Committee and Corporate Governance Committee are available under “Other Information - Corporate Governance” in the Investor Centre of our web site at www.teekaylng.com. During 2006, the Board held five meetings. Each director attended all Board meetings and all applicable committee meetings, except for one member not present for one of the Board meetings.

Audit Committee. The Audit Committee of our general partner is composed of three or more directors, each of whom must meet the independence standards of the NYSE and the SEC. This committee is currently comprised of directors Robert E. Boyd (Chair), Ida Jane Hinkley and George Watson. All members of the committee are financially literate and the Board has determined that Mr. Boyd qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of our financial statements;
•	our compliance with legal and regulatory requirements;
•	the independent auditors’ qualifications and independence; and
•	the performance of our internal audit function and independent auditors.

Conflicts Committee. The Conflicts Committee of our general partner is composed of the same directors constituting the Audit Committee, being George Watson (Chair), Robert E. Boyd and Ida Jane Hinkley. The members of the Conflicts Committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the NYSE to serve on an audit committee of a board of directors and certain other requirements.

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

Corporate Governance Committee. The Corporate Governance Committee of our general partner is composed of at least two directors, a majority of whom must meet the independence standards established by the NYSE. This committee is currently comprised of directors Ihab J.M. Massoud (Chair), Robert E. Boyd and George Watson.

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

Crewing and Staff

As of December 31, 2006, we employed approximately 376 seagoing staff who serve on our vessels and approximately 32 shore staff. Teekay Shipping Corporation and its subsidiaries may employ additional seagoing staff to assist us as we grow. Certain subsidiaries of Teekay Shipping Corporation provide advisory, operational and administrative support to us pursuant to services agreements. Please read Item 7 - Major Unitholders and Related Party Transactions.

We regard attracting and retaining motivated seagoing personnel as a top priority. Like Teekay Shipping Corporation, we offer our seafarers competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally.

Teekay Shipping Corporation has entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which cover substantially all of the officers and seamen that operate our Bahamian-flagged vessels. Our Spanish officers and seamen for our Spanish-flagged vessels are covered by two different collective bargaining agreements (one for Suezmax tankers and one for LNG tankers) with Spain’s Union General de Trabajadores and Comisiones Obreras, and the Phiippino crewmembers employed on our Spanish-flagged LNG tankers are covered by the Collective Bargaining Agreement with the Philippine Seafarer’s Union. We believe our relationships with these labor unions are good.

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

Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 15, 2007, of our units by all directors and officers of our general partner and key employees as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 14, 2007 (60 days after March 15, 2007) through the exercise of any unit option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned	Subordinated Units Owned	Percentage of Subordinated Units Owned	Percentage of Total Common and Subordinated Units Owned(3)
All executive officers, key employees and directors as a group (9 persons) (1) (2)	222,430	1.10%	-	-	0.64%

(1)
Excludes units owned by Teekay Shipping Corporation, on the board of which serve the following directors of our general partner, C. Sean Day and Bjorn Moller. In addition, Mr. Moller is Teekay Shipping Corporation’s Chief Executive Officer, and Peter Evensen, our general partner’s Chief Executive Officer, Chief Financial Officer and Director, is Teekay Shipping Corporation’s Executive Vice President and Chief Strategy Officer.

(2)	Each director, executive officer and key employee beneficially owns less than one percent of the outstanding common and subordinated units.

(3)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Shipping Corporation.

Item 7. Major Unitholders and Related Party Transactions

Major Unitholders

The following table sets forth information regarding beneficial ownership, as of March 15, 2007, of the Partnership’s common and subordinated units by each person we know to beneficially own more than 5% of the common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 14, 2007 (60 days after March 15, 2007) through the exercise of any unit option or other right. The unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned	Subordinated Units Owned	Percentage of Subordinated Units Owned	Percentage of Total Common and Subordinated Units Owned
Teekay Shipping Corporation (1)	8,734,572	43.2%	14,734,572	100.0%	67.1%
Neuberger Berman, Inc. and Neuberger Berman, LLC, as a group (2)	2,059,932	10.2%	-	-	5.9%

(1)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Shipping Corporation.

(2)
Neuberger Berman, LLC and Neuberger Berman Management Inc. serve as sub-advisor and investment manager, respectively, of Neuberger Berman Inc’s mutual funds. This information is based on the Schedule 13G/A filed by this group with the SEC on February 13, 2007.

Our majority unitholder has the same voting rights as our other unitholders. The Partnership is directly controlled by Teekay Shipping Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Partnership.

Related Party Transactions

a)
We have entered into an amended and restated omnibus agreement with Teekay Shipping Corporation, our general partner, our operating company, Teekay LNG Operating L.L.C, Teekay Offshore and related parties. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition. Under the omnibus agreement, Teekay Shipping Corporation and Teekay Offshore have agreed, and have caused their controlled affiliates (other than us) to agree, not to own, operate or charter LNG carriers. This restriction does not prevent Teekay Shipping Corporation, Teekay Offshore or any of their controlled affiliates (other than us) from, among other things:

•
acquiring LNG carriers and related time charters as part of a business and operating or chartering those vessels if a majority of the value of the total assets or business acquired is not attributable to the LNG carriers and related time charters, as determined in good faith by the board of directors of Teekay Shipping Corporation or the board of directors of Teekay Offshore’s general partner;; however, if at any time Teekay Shipping Corporation or Teekay Offshore completes such an acquisition, it must offer to sell the LNG carriers and related time charters to us for their fair market value plus any additional tax or other similar costs to Teekay Shipping Corporation or Teekay Offshore that would be required to transfer the LNG carriers and time charters to us separately from the acquired business;

•
owning, operating or chartering LNG carriers that relate to a bid or award for a proposed LNG project that Teekay Shipping Corporation or any of its subsidiaries has submitted or hereafter submits or receives; however, at least 180 days prior to the scheduled delivery date of any such LNG carrier, Teekay Shipping Corporation must offer to sell the LNG carrier and related time charter to us, with the vessel valued at its "fully-built-up cost,'' which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Shipping Corporation to acquire or construct and bring such LNG carrier to the condition and location necessary for our intended use, plus a reasonable allocation of overhead costs related to the development of such project and other projects that would have been subject to the offer rights set forth in the omnibus agreement but were not completed; or

•
acquiring, operating or chartering LNG carriers if our general partner has previously advised Teekay Shipping Corporation or Teekay Offshore that the board of directors of our general partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the carriers.

In addition, under the omnibus agreement we have agreed not to own, operate or charter crude oil tankers or the following “offshore vessels’ - dynamically positioned shuttle tankers (other than those operating in the conventional oil tanker trade under contracts with a remaining duration of less that three years, excluding extension options), floating storage and off-take units or floating production, storage and off-loading units. This restriction does not apply to any of the Suezmax tankers in our current fleet, and the ownership, operation or chartering of any oil tankers that replace any of those oil tankers in connection with certain events. In addition, the restriction does not prevent us from, among other things:

•
acquiring oil tankers or offshore vessels and any related time charters or contracts of affreightment as part of a business and operating or chartering those vessels, if a majority of the value of the total assets or business acquired is not attributable to the oil tankers and offshore vessels and any related charters or contracts of affreightment, as determined by the conflicts committee of our general partner's board of directors; however, if at any time we complete such an acquisition, we are required to promptly offer to sell to Teekay Shipping Corporation the oil tankers and time charters or to Teekay Offshore the offshore vessels and time charters or contracts of affreightment for fair market value plus any additional tax or other similar costs to us that would be required to transfer the vessels and contracts to Teekay Shipping Corporation or Teekay Offshore separately from the acquired business; or

•
acquiring, operating or chartering oil tankers or offshore vessels if Teekay Shipping Corporation or Teekay Offshore, respectively, has previously advised our general partner that it has elected not to acquire or operate those vessels.

Rights of First Offer on Suezmax Tankers, LNG Carriers, and Offshore Vessels. Under the omnibus agreement, we have granted to Teekay Shipping Corporation and Teekay Offshore a 30-day right of first offer on any proposed (a) sale, transfer or other disposition of any of our Suezmax tankers, in the case of Teekay Shipping Corporation, or certain offshore vessels in the case of Teekay Offshore, or (b) re-chartering of any of our Suezmax tankers or offshore vessels pursuant to a time charter or contract of affreightment with a term of at least three years if the existing charter expires or is terminated early. Likewise, each of Teekay Shipping Corporation and Teekay Offshore has granted a similar right of first offer to us for any LNG carriers it might own. These rights of first offer do not apply to certain transactions.

b)
We and certain of our subsidiaries have entered into services agreements with subsidiaries of Teekay Shipping Corporation pursuant to which the Teekay Shipping Corporation subsidiaries have agreed to provide (a) to us certain non-strategic administrative services, (b) advisory, technical and administrative services that supplement existing capabilities of the employees of our operating subsidiaries and (c) strategic consulting and advisory services to our operating subsidiaries relating to our LNG business, unless the provision of those services would materially interfere with Teekay Shipping Corporation's operations. These services are to be provided in a commercially reasonably manner and upon the reasonable request of our general partner or our operating subsidiaries, as applicable. The Teekay Shipping Corporation subsidiaries that are parties to the services agreements may provide these services directly or may subcontract for certain of these services with other entities, including other Teekay Shipping Corporation subsidiaries. We pay a reasonable, arm's-length fee for the services that includes reimbursement of the reasonable cost of any direct and indirect expenses the Teekay Shipping Corporation subsidiaries incur in providing these services. During 2006, we incurred $4.0 million of costs under these agreements.

c)	We reimburse our general partner for all expenses necessary or appropriate for the conduct of our business. During 2006, we incurred $0.5 million of these costs.

d)
We have entered into an agreement with Teekay Shipping Corporation pursuant to which Teekay Shipping Corporation provides us with off-hire insurance for our LNG and LPG carriers. During 2006, we incurred $0.9 million of these costs.

e)
On October 31, 2006, we acquired Teekay Shipping Corporation’s 100% ownership interest in Teekay Nakilat Holdings Corporation (or Teekay Nakilat Holdings). Teekay Nakilat Holdings owns 70% of Teekay Nakilat, which in turn has a 100% interest in three LNG carriers. The purchase price for the 70% interest in Teekay Nakilat was $89.5 million, subject to refinement upon determination of the final construction costs of all three LNG carriers. We paid $26.9 million of this amount in 2006, with the remaining amount due in 2007.

f)
Our Suezmax tanker, the Toledo Spirit, which delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. We entered into an agreement with Teekay Shipping Corporation such that Teekay Shipping Corporation pays us any amounts payable to the charter party as a result of spot rates being below the fixed rate, and we pay Teekay Shipping Corporation any amounts payable to us as a result of spot rates being in excess of the fixed rate. During the year ended December 31, 2006, we incurred $4.6 million of amounts owing to Teekay Shipping Corporation as a result of this agreement.

g)
In July 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter two LNG carriers to the Tangguh LNG project in Indonesia. The two LNG carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Shipping Corporation entered into this project with a joint venture partner (BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Tanker Tbk), which owns a 30% interest. All amounts below include the joint venture partner’s 30% share. In connection with this award, Teekay Shipping Corporation has exercised shipbuilding options with Hyundai Heavy Industries Co. Ltd. to construct two 155,000 cubic meter LNG carriers at a total delivered cost of approximately $376.9 million, excluding capitalized interest. As at December 31, 2006 payments made towards these commitments by the joint venture company totaled $82.3 million, excluding $8.6 million of capitalized interest and other miscellaneous construction costs. Long term financing arrangements existed for all of the remaining $294.6 million unpaid cost of these LNG carriers. As at December 31, 2006, the remaining payments required to be made under these newbuilding contracts were $183.4 million in 2007, $75.1 million in 2008 and $36.1 million in 2009. The charters will commence upon vessel deliveries, which are scheduled for late 2008 and early 2009. Pursuant to existing agreements, Teekay Shipping Corporation was required to offer its 70% ownership interest in these two vessels and related charter contracts to us. On November 1, 2006, we agreed to acquire this 70% ownership interest upon delivery of the first LNG carrier.

h)
In August 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options exercisable by the customer to extend up to an additional 10 years), scheduled to commence in the first half of 2008. Teekay Shipping Corporation entered into the project with a joint venture partner (Qatar Gas Transport Company Ltd. (Nakilat), which owns a 60% interest. In connection with this award, Teekay Shipping Corporation has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total cost of approximately $1.0 billion (of which Teekay Shipping Corporation’s 40% portion is $400.7 million), excluding capitalized interest. As at December 31, 2006, payments made towards these commitments by the joint venture company totaled $351.5 million, excluding capitalized interest and other miscellaneous construction costs (of which the Company’s 40% contribution was $140.6 million), and long-term financing arrangements existed for all the remaining $650.2 million unpaid cost of these LNG carriers. As at December 31, 2006, the remaining payments required to be made under these newbuilding contracts (including the joint venture partners’ 60% share) were $449.9 million in 2007 and $200.3 million in 2008. The charters will commence upon deliveries, which are scheduled for the first half of 2008. Pursuant to existing agreements, Teekay Shipping Corporation was required to offer its 40% ownership interest in these four vessels and related charter contracts to us. On November 1, 2006, we agreed to acquire this 40% ownership interest upon delivery of the first LNG carrier.

i)
C. Sean Day is the Chairman of our general partner, Teekay GP L.L.C. He also is the Chairman of Teekay Shipping Corporation, Teekay Offshore GP L.L.C. and Teekay Offshore Operating GP L.L.C., the general partner of Teekay Offshore Partners L.P. and Teekay Offshore Operating L.P., respectively. Teekay Offshore Partners L.P. is a publicly-held partnership controlled by Teekay Shipping Corporation.

Bjorn Moller is the Vice Chairman of Teekay GP L.L.C., Teekay Offshore GP L.L.C. and Teekay Offshore Operating GP L.L.C. He also is the President and Chief Executive Officer and a director of Teekay Shipping Corporation.

Peter Evensen is the Chief Executive Officer and Chief Financial Officer and a director of Teekay GP L.L.C., Teekay Offshore GP L.L.C. and Teekay Offshore Operating GP L.L.C. He also is the Executive Vice President and Chief Strategy Officer of Teekay Shipping Corporation.

Ihab J.M. Massoud is a Director of our general partner, Teekay GP L.L.C. He also is the President of The Compass Group, a private equity investment firm.

j)
In December 2006, the Partnership announced that it has agreed to acquire three liquefied petroleum gas (or LPG) carriers from I.M. Skaugen ASA (or Skaugen), which engages in the marine transportation of petrochemical gases and LPG and the lightening of crude oil, for approximately $29.2 million per vessel. The vessels are currently under construction and are expected to deliver between early 2008 and mid-2009. The Partnership will acquire the vessels upon their delivery and will finance the acquisition of these vessels through existing or incremental debt, surplus cash balances, issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen, at fixed rates for a period of 15 years.

k)
In January 2007, the Partnership acquired a 2000-built LPG carrier from Teekay Shipping Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18 million. The purchase was financed with one of the Partnership’s existing Revolvers. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA and has a remaining contract term of nine years.

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

•
We may lack sufficient cash to pay distributions to our unitholders due to increases in our general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, the issuance of additional units (which would require the payment of distributions on those units), working capital requirements and anticipated cash needs.

•
While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of the public common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units, voting as a class (including common units held by affiliates of our general partner) after the subordination period has ended.

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

Commencing after the date of our initial public offering until the first quarter of 2006, cash distributions declared were $0.4125 per unit per quarter. For the quarter ended June 30, 2005, cash distributions declared were prorated for the period of May 10, 2005 to June 30, 2005. Our cash distributions were increased to $0.4625 per unit effective for the second quarter of 2006.

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

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions'' are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount,'' until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions Unitholders General Partner
Minimum Quarterly Distribution	$0.4125	98%	2%
First Target Distribution	up to $0.4625	98	2
Second Target Distribution	above $0.4625 up to $0.5375	85	15
Third Target Distribution	above $0.5375 up to $0.6500	75	25
Thereafter	above $0.6500	50	50

Significant Changes

Please read Item 18 - Financial Statements: Note 18 - Subsequent Events

Item 9. The Offer and Listing

Our common units are traded on the New York Stock Exchange (or NYSE) under the symbol “TGP". The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated.

Year Ended	Dec. 31, 2006	Dec. 31, 2005 (1)

High	$34.23	$34.70
Low	28.65	24.30

Quarters Ended	Dec. 31, 2006	Sep. 30, 2006	Jun. 30, 2006	Mar. 31 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005 (1)

High	$34.23	$31.47	$31.98	$31.69	$31.66	$34.70	$28.45
Low	30.00	29.35	29.13	28.65	27.40	28.12	24.30

Months Ended	Mar. 31, 2007	Feb. 28, 2007	Jan. 31, 2007	Dec. 31, 2006	Nov. 30, 2006	Oct. 31, 2006	Sept. 30, 2006

High	$37.68	$38.08	$33.97	$34.23	$31.59	$30.69	$30.45
Low	36.41	34.55	32.70	31.35	30.21	30.00	29.35

(1)	Period beginning May 5, 2005.

Item 10. Additional Information

Memorandum and Articles of Association

The information required to be disclosed under Item 10.B is incorporated by reference to the following sections of the prospectus included in Amendment No. 2 to our Registration Statement on Form F-1 filed with the SEC on November 15, 2005: "The Partnership Agreement," "Description of the Common Units - The Units," Conflicts of Interest and Fiduciary Duties" and "Cash Distribution Policy."

Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

(a)
Agreement, dated February 21, 2001, for a U.S. $100,000,000 Revolving Credit Facility between Naviera Teekay Gas S.L., J.P. Morgan plc and various other banks. This facility was refinanced in 2006. Please see (e) below.

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

(c)
Amended and Restated Omnibus agreement with Teekay Shipping Corporation, Teekay Offshore, our general partner, and our operating company, Teekay LNG Operating L.L.C., and related parties Please read Item 7 - Major Unitholders and Related Party Transactions for a summary of certain contract terms.

(d)
We and certain of our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which the Teekay Shipping Corporation subsidiaries provide us and our operating subsidiaries with administrative, advisory, technical and strategic consulting services for a reasonable, arms-length fee that includes reimbursement of the reasonable cost of any direct and indirect expenses it incurs in providing these services. Please read Item 7 - Major Unitholders and Related Party Transactions for a summary of certain contract terms.

(e)
Pursuant to the Nakilat Share Purchase Agreement, we agreed to acquire from Teekay Shipping Corporation its 100% ownership interest in Teekay Nakilat Holdings Corporation. Please read Item 7 - Major Unitholders and Related Party Transactions for a summary of certain contract terms.

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

(i)
Bareboat Charter Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Pagumar AIE dated as of December 30, 2003. This bareboat charter agreement has a term of seven years and is for one of our LNG carriers, the Madrid Spirit.

(j)
Contribution, Conveyance and Assumption Agreement. Pursuant to the is agreement, on May 6, 2005, Teekay Shipping Corporation contributed all of the outstanding shares of Luxco, all but $54.9 of the notes receivable from Luxco, and all of the outstanding equity interests of Granada Spirit L.L.C (which owned the Suezmax tanker, the Granada Spirit) to us in connection with our initial public offering of common units on May 10, 2005. We subsequently repaid the $54.9 note receivable.

(k)	Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan. Please read Item 6 - Directors, Senior Management and Employees for a summary of certain plan terms.

(l)
Agreement, dated August 23, 2006, for a U.S $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks. This facility bears interest at LIBOR plus a margin of 0.55%. The amount available under the facility reduces semi-annually by amounts ranging from $4.3 million to $8.6 million, with a bullet reduction of $180.1 million on maturity in August 2018. The revolver is collateralized by first priority mortgages granted on two of the Partnership’s Spanish LNG vessels. The credit facility may be used for general partnership purposes and to fund cash distributions.

(m)
Amended and Restated Omnibus agreement with Teekay Shipping Corporation, Teekay Offshore Partners L.P, our general partner, and our operating company, Teekay LNG Operating L.L.C. Please read Item 7 - Major Unitholders and Related Party Transactions for a summary of certain contract terms.

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

Taxation

Marshall Islands Tax Consequences. Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to our initial public offering and follow-on offering was executed outside of the Republic of the Marshall Islands, under current Marshall Islands law, no taxes or withholdings are imposed by the Republic of the Marshall Islands on distributions, including upon a return of capital, made to unitholders, so long as such persons do not reside in, maintain offices in, nor engage in business in the Republic of the Marshall Islands. Furthermore, no stamp, capital gains or other taxes are imposed by the Republic of the Marshall Islands on the purchase, ownership or disposition by such persons of our common units.

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

In this connection, we believe that our activities and affairs can be conducted in a manner that we will not be carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act solely by reason of the acquisition, holding, disposition or redemption of common units. We intend that this is the case, notwithstanding that certain services will be provided to Teekay LNG Partners L.P., indirectly through arrangements with a subsidiary of Teekay Shipping Corporation that is resident and based in the Bahamas, by Canadian service providers. However, we cannot assure this result.

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

The table below provides information about our financial instruments at December 31, 2006, that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value Asset/(Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Variable Rate ($U.S.) (2)	8.2	12.2	13.5	13.5	13.5	304.2	365.1	(365.1)	6.2%
Variable Rate (Euro) (3) (4)	9.7	10.4	11.1	12.0	209.6	158.5	411.3	(411.3)	4.9%

Fixed-Rate Debt ($U.S.)	8.3	8.3	8.3	8.3	8.3	92.7	134.2	(131.5)	5.3%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.2%	5.3%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	130.7	3.7	3.8	84.0	-	-	222.2	(222.2)	7.4%
Average Interest Rate (8)	8.8%	5.4%	5.4%	5.5%	-	-	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	2.1	4.5	9.3	14.1	14.5	594.5	639.0	(21.2)	5.5%
Average Fixed Pay Rate (2)	6.2%	6.2%	5.7%	5.6%	5.6%	5.5%	5.5%
Contract Amount (Euro) (4) (10)	9.7	10.4	11.1	12.0	209.6	158.5	411.3	13.1	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%
_________

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of December 31, 2006 ranged from 0.50% to 1.30%.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2006.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 135.2 million Euros ($178.3 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at December 31, 2006, this amount was 139.0 million Euros ($183.5 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
During January 2006, the three subsidiaries of Teekay Nakilat, each of which had contracted to have built one of the three RasGas II vessels sold their shipbuilding contracts and entered into 30-year capital leases for the vessels, which commenced upon delivery of the respective vessels. The first of the three RasGas II vessels delivered October 31, 2006 with the remaining two RasGas II vessels delivering in the first quarter of 2007. Under the terms of the leases and upon vessel delivery, Teekay Nakilat is required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at December 31, 2006 totaled $481.9 million, and the lease obligations, which upon delivery are expected to be approximately $180 million per vessel, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at December 31, 2006, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat’s capital lease obligations and restricted cash deposits were $457.9 million and $452.0 million, $20.4 million and ($26.1) million, and 4.9% and 4.8%, respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set quarterly at 3-month LIBOR.

(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set monthly at 1-month EURIBOR.

Counterparties to these financial instruments expose us to credit-related losses in the event of nonperformance; however, counterparties to these agreements are major financial institutions, and we consider the risk of loss due to nonperformance to be minimal. We do not require collateral from these institutions. We do not hold or issue interest rate swaps for trading purposes.

Foreign Currency Fluctuation Risk

We are exposed to the impact of changes in foreign currency exchange rates. Revenues generated from three of our time charters are either partially or solely denominated in Euros. During 2006 and 2005, we earned approximately 46.1 million Euros ($57.7 million) and 47.5 million Euros ($59.5 million), respectively in Euro-denominated revenues from these three time charters. The Euro-denominated cash received from these charters is used for payment of Euro-denominated expenditures, including vessel operating expenses for our Spanish crew, general and administrative expenses for our Madrid office and interest and principal repayments for our Euro-denominated debt. Our Euro-denominated revenues currently approximate our Euro-denominated expenses and Euro-denominated loan and interest payments. For this reason, we have not entered into any forward contracts or similar arrangements to protect against the currency risk of foreign currency-denominated revenues, expenses, monetary assets or monetary liabilities. If our foreign currency-denominated revenues and expenses become sufficiently disproportionate in the future, we may engage in hedging activities.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds

The Partnership completed its initial public offering and a follow-on public offering during May 2005 and November 2005, respectively. For information regarding the use of proceeds, please read Item 18 - Financial Statements: Note 2 - Public Offerings

Item 15. Controls and Procedures

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of our general partner. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2006 to ensure that information required to be disclosed by the Partnership in the reports we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to the Partnership’s management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Chief Executive Officer and Chief Financial Officer of our general partner does not expect that our disclosure controls or internal controls will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Partnership have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management’s Report on Internal Control over Financial Reporting

The management of Teekay LNG Partners L.P. is responsible for establishing and maintaining adequate internal controls over financial reporting.

The Partnership’s internal controls were designed to provide reasonable assurance as to the reliability of its financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Partnership’s internal controls over financial reporting includes those policies and procedures that, 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Partnership; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Partnership are being made in accordance with authorizations of management and the directors of our general partnership; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Partnership’s assets that could have a material effect on the financial statements.

The Partnership conducted an evaluation of the effectiveness of its internal control over financial reporting based upon the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that the Partnership maintained effective internal control over financial reporting as of December 31, 2006.

Item 16A. Audit Committee Financial Expert

The board of directors of our general partner has determined that director, Robert E. Boyd, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

We have adopted Standards of Business Conduct that include a Code of Ethics for all our employees and the employees and directors of our general partner. This document is available under “Other Information - Corporate Governance” in the Investor Centre of our web site (www.teekaylng.com). We intend to disclose, under “Other Information - Corporate Governance” in the Investor Centre of our web site, any waivers to or amendments of our Standards of Business Conduct or Code of Ethics for the benefit of any directors and executive officers of our general partner.

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2006 and 2005 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees we or our predecessor (Luxco and its subsidiaries) paid or accrued for audit services provided by Ernst & Young LLP for 2006 and 2005.

Fees	2006	2005
Audit Fees (1)	$334,400	$293,225
Audit-Related Fees (2)	$59,000	86,350
Total	$393,400	$379,575

(1)
Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements and review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings.

(2)
Audit-related fees consisted primarily of accounting consultations and professional services in connection with the review of our regulatory filings for our initial and follow-on public offerings in 2005 and for our shelf filing in 2006.

The Audit Committee of our general partner’s board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2006.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements and schedule, together with the related report of Ernst & Young LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay LNG Partners L.P. (1)
1.2	First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P. , as amended(2)
1.3	Certificate of Formation of Teekay GP L.L.C. (1)
1.4	Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C. (3)
4.1	Agreement, dated February 21, 2001, for a U.S $100,000,000 Revolving Credit Facility between Naviera Teekay Gas S.L. , J.P. Morgan plc and various other banks (5)
4.2	Contribution, Conveyance and Assumption Agreement (6)
4.3	Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan (5)
4.4	Amended and Restated Omnibus Agreement (6)
4.5	Administrative Services Agreement with Teekay Shipping Limited (5)
4.6	Advisory, Technical and Administrative Services Agreement (5)
4.7	LNG Strategic Consulting and Advisory Services Agreement (5)
4.10	Agreement to Purchase Nakilat Interest (5)
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
4.15
Agreement, dated December 7, 2005, for a U.S. $137,500,000 Secured Reducing Revolving Loan Facility Agreement between Asian Spirit L.L.C., African Spirit L.L.C., European Spirit L.L.C., DNB Nor Bank ASA and other banks (7)

4.16	Agreement, dated August 23, 2006, for a U.S. $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks (8)
4.17	Amended and Restated Omnibus Agreement
8.1	List of Subsidiaries of Teekay LNG Partners L.P.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay LNG Partners L.P.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay LNG Partners L.P.’s Chief Financial Officer
13.1
Teekay LNG Partners L.P. Certification of Peter Evensen, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Letter from Ernst & Young LLP, as independent registered public accounting Firm , dated March 30, 2007, regarding audited financial information.

(1)
Previously filed as an exhibit to the Partnership’s Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on November 24, 2004, and hereby incorporated by reference to such Annual Report.

(2)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K filed with the SEC on August 17, 2006, and hereby incorporated by reference to such Report.

(3)
Previously filed as an exhibit to the Partnership’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on January 28, 2005, and hereby incorporated by reference to such Registration Statement.

(4)
Previously filed as an exhibit to the Partnership’s Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 1, 2005, and hereby incorporated by reference to such Registration Statement.

(5)
Previously filed as an exhibit to the Partnership’s Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 11, 2005, and hereby incorporated by reference to such Registration Statement.

(6)
Previously filed as an exhibit to the Partnership’s Registration Statement on Form S-8 (File No. 333-124647), filed with the SEC on May 5, 2005, and hereby incorporated by reference to such Registration Statement.

(7)	Previously filed as an exhibit to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 14, 2006 and hereby incorporated by reference to such report.

(8)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on December 21, 2006 and hereby incorporated by reference to such report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 19, 2007	TEEKAY LNG PARTNERS L.P. By: Teekay GP L.L.C., its general partner By: /s/ Peter Evensen Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of
TEEKAY LNG PARTNERS L.P.

We have audited the accompanying consolidated balance sheets of Teekay LNG Partners L.P. (successor to Teekay Luxembourg S.a.r.l.) and subsidiaries (or the Partnership) as of December 31, 2006 and 2005, and the related consolidated statements of income (loss) for the years ended December 31, 2006, 2005 and 2004 aggregated as follows:

Year ended December 31, 2006
•	January 1 to December 31, 2006

Year ended December 31, 2005
•	January 1 to May 9, 2005
•	May 10 to December 31, 2005

Year ended December 31, 2004
•	January 1 to April 30, 2004
•	May 1 to December 31, 2004

We have also audited the consolidated statements of the changes in partners’ equity/stockholder deficit and cash flows for the three years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay LNG Partners L.P. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2006, the Partnership adopted the provisions of Statement of Financial Accounting Standards No. 123 (R), Share-Based Payment.

Vancouver, Canada March 12, 2007	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

		Year Ended December 31, 2005		Year Ended December 31, 2004
	Year Ended December 31, 2006 $	January 1 to May 9, 2005 $	May 10 to December 31, 2005 $	January 1 to April 30, 2004 $	May 1 to December 31, 2004 $

VOYAGE REVENUES (note 13)	182,773	50,129	95,330	40,718	83,115

OPERATING EXPENSES (note 13)
Voyage expenses	2,030	251	407	1,842	3,090
Vessel operating expenses	38,800	10,771	18,034	10,302	20,315
Depreciation and amortization	51,969	14,751	28,420	8,585	26,275
General and administrative	13,211	2,928	7,029	2,103	4,375
Total operating expenses	106,010	28,701	53,890	22,832	54,055
Income from vessel operations	76,763	21,428	41,440	17,886	29,060

OTHER ITEMS
Interest expense (notes 5, 7 and 9)	(86,483)	(35,679)	(37,623)	(21,475)	(50,485)
Interest income	37,425	9,098	14,084	8,692	13,519
Foreign currency exchange gain (loss) (note 9)	(39,538)	52,295	29,524	18,010	(78,831)
Other income (loss) - net (note 11)	2,242	(17,927)	2,907	(6,949)	2,342
Total other items	(86,354)	7,787	8,892	(1,722)	(113,455)
Net income (loss)	(9,591)	29,215	50,332	16,164	(84,395)
General partner’s interest in net income (loss)	(191)	-	9,665	-	-
Limited partners’ interest (note 17)
Net income (loss)	(9,400)	29,215	40,667	16,164	(84,395)
Net income (loss) per:
• Common unit (basic and diluted)	(0.20)	1.24	1.45	0.69	(3.60)
• Subordinated unit (basic and diluted)	(0.38)	1.24	1.15	0.69	(3.60)
• Total unit (basic and diluted)	(0.28)	1.24	1.31	0.69	(3.60)
Weighted-average number of units outstanding:
• Common units (basic and diluted)	20,238,567	8,734,572	16,382,987	8,734,572	8,734,572
• Subordinated units (basic and diluted)	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572
• Total units (basic and diluted)	34,973,139	23,469,144	31,117,559	23,469,144	23,469,144

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at December 31, 2006 $	As at December 31, 2005 $
ASSETS
Current
Cash and cash equivalents	28,871	34,469
Restricted cash - current (note 5)	55,009	139,525
Accounts receivable	8,167	2,977
Prepaid expenses	6,566	1,148
Other current assets	1,204	2,824
Total current assets	99,817	180,943
Restricted cash - long-term (note 5)	615,749	158,798
Vessels and equipment (note 9) At cost, less accumulated depreciation of $60,849 (2005 - $16,235)	662,814	507,825
Vessels under capital leases, at cost, less accumulated depreciation of $42,604 (2005 - $32,266) (note 5)	654,022	677,686
Advances on newbuilding contracts (note 15)	84,184	316,875
Total vessels and equipment	1,401,020	1,502,386
Investment in and advances to joint venture (note 13l)	141,427	-
Other assets (note 14)	74,057	20,215
Intangible assets - net (note 6)	160,064	169,194
Goodwill (note 6)	39,279	39,279
Total assets	2,531,413	2,070,815
LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	5,069	5,885
Accrued liabilities (note 8)	13,599	7,789
Unearned revenue	6,708	6,163
Current portion of long-term debt (note 9)	30,435	8,103
Current obligation under capital leases (note 5)	150,762	137,646
Advances from affiliate (note 7)	38,939	2,222
Total current liabilities	245,512	167,808
Long-term debt (note 9)	880,147	637,631
Long-term obligation under capital leases (note 5)	407,375	382,343
Advances from affiliate (note 7)	62,680	80,191
Other long-term liabilities (note 14)	51,473	33,703
Total liabilities	1,647,187	1,301,676
Commitments and contingencies (notes 5, 13 and 15)
Minority interest	165,729	-
Partners’ equity
Partners’ equity	767,949	841,642
Accumulated other comprehensive loss (note 12)	(49,452)	(72,503)
Total partners’ equity	718,497	769,139
Total liabilities and partners’ equity	2,531,413	2,070,815

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31, 2006 $	Year Ended December 31, 2005 $	Year Ended December 31, 2004 $
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	(9,591)	79,547	(68,231)
Non-cash items:
Depreciation and amortization	51,969	43,171	34,860
Gain on sale of vessels	-	(186)	(3,428)
Loss on sale of other assets	-	-	11,922
Deferred income tax expense (recovery)	(773)	3,682	(5,529)
Foreign currency exchange loss (gain)	41,968	(87,198)	61,180
Equity based compensation	427	-	-
Interest rate swaps gain	-	-	(3,985)
Loss on cancellation of interest rate swaps	-	7,820	-
Write-off of capitalized loan costs	-	7,462	-
Accrued interest and other - net	6,884	10,215	(6,258)
Change in non-cash working capital items related to operating activities (note 16)	(4,142)	4,694	8,630
Expenditures for drydocking	(3,693)	(3,489)	(4,085)
Net operating cash flow	83,049	65,718	25,076
FINANCING ACTIVITIES
Proceeds from long-term debt	234,996	291,189	133,746
Capitalized loan costs	(7,130)	(628)	(19)
Scheduled repayments of long-term debt	(8,655)	(9,546)	(70,543)
Scheduled repayments of capital lease obligations	(152,348)	(77,672)	(66,727)
Prepayments of long-term debt	(46,000)	(399,307)	(61,891)
Advances to joint ventures	(21,092)	-	-
Advances from affiliate	32,507	354,277	409,141
Advances to affiliate	(12,235)	(252,929)	-
Advances from joint venture partner	6,689	-	-
Repayment of joint venture partner advances	(3,000)	-	-
(Increase) decrease in restricted cash	(333,072)	80,365	19,370
Cash distributions paid	(64,237)	(20,090)	-
Proceeds from issuance of common units	(142)	259,289	-
Interest rate swap settlement costs	-	(143,295)	-
Other	-	-	4,226
Net financing cash flow	(373,719)	81,653	367,303
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(1,037)	(222,582)	(89,225)
Purchase of three Suezmax tankers from Teekay Shipping Corporation (notes 2 and 13j)	-	(180,000)	-
Purchase of Teekay Shipping Spain S.L., net of $11,191 cash acquired (note 3)	-	-	(298,184)
Purchase of Teekay Nakilat Holdings Corporation (note 13f)	(26,863)	-	-
Proceeds from sale of vessels and equipment	312,972	133,270	123,689
Other	-	-	6,423
Net investing cash flow	285,072	(269,312)	(257,297)
(Decrease) increase in cash and cash equivalents	(5,598)	(121,941)	135,082
Cash and cash equivalents, beginning of the year	34,469	156,410	21,328
Cash and cash equivalents, end of the year	28,871	34,469	156,410

Non-cash investing and financing activities (note 16)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY/STOCKHOLDER DEFICIT
(in thousands of U.S. dollars and units)

	STOCKHOLDER DEFICIT (PREDECESSOR)
	Common		Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
	Shares	$	$	$	$
Balance as at December 31, 2003	18,425	1,580	(165,584)	(805)	(164,809)
Net income (January 1 to December 31, 2004)	-	-	16,164	-	16,164
Unrealized gain on available-for-sale securities	-	-	-	467	467
Reclassification adjustment for gain on available-for-sale securities included in net income	-	-	-	(55)	(55)
Sale of unrelated businesses (note 1)	-	-	4,047	-	4,047
Balance as at April 30, 2004	18,425	1,580	(145,373)	(393)	(144,186)
Elimination of stockholder deficit upon acquisition of Teekay Shipping Spain S.L. (note 3)	(18,425)	(1,580)	145,373	393	144,186
Balance as at May 1, 2004	-	-	-	-	-
Issuance of common stock	1,500	180	-	-	180
Net loss (May 1 to December 31, 2004)	-	-	(84,395)	-	(84,395)
Unrealized loss on derivative instruments	-	-	-	(57,444)	(57,444)
Reclassification adjustment for loss on derivative instruments included in net income	-	-	-	13,766	13,766
Sale of the Granada Spirit (note 13g)	-	-	4,891	-	4,891
Balance as at December 31, 2004	1,500	180	(79,504)	(43,678)	(123,002)
Net income (January 1 to May 9, 2005)	-	-	29,215	-	29,215
Unrealized loss on derivative instruments	-	-	-	(22,874)	(22,874)
Reclassification adjustment for loss on derivative instruments included in net income	-	-	-	14,359	14,359
Sale of the Santiago Spirit (note 13h)	-	-	(3,115)	-	(3,115)
Balance as at May 9, 2005	1,500	180	(53,404)	(52,193)	(105,417)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY/STOCKHOLDER DEFICIT
(in thousands of U.S. dollars and units)

PARTNERS’ EQUITY
Limited Partners

	Stockholder Deficit (Predecessor) $	Common Units $		Subordinated Units $		General Partner $	Accumulated Other Comprehensive Loss $	Total $
Balance as at May 9, 2005	(105,417)	-	1	-	-	-	-	(105,416)
Equity contribution by Teekay Shipping Corporation (note 1)	105,417	8,734	211,788	14,735	357,318	11,614	(52,194)	633,943
Proceeds from initial public offering of limited partnership interests, net of offering costs of $16,089 (note 2)	-	6,900	135,711	-	-	-	-	135,711
Proceeds from follow-on public offering of limited partnership interests, net of offering costs of $5,832 (note 2)	-	4,600	120,208	-	-	2,572	-	122,780
Issuance of units to non-employee directors (note 2)	-	4	-	-	-	-	-	-
Net income	-	-	23,716	-	16,951	9,665	-	50,332
Cash distributions	-	-	(10,137)	-	(9,551)	(402)	-	(20,090)
Unrealized loss on derivative instruments	-	-	-	-	-	-	(26,622)	(26,622)
Reclassification adjustment for loss on derivative instruments included in net income	-	-	-	-	-	-	6,313	6,313
Purchase of three Suezmax tankers from Teekay Shipping Corporation (note 13j)	-	-	(15,773)	-	(11,483)	(556)	-	(27,812)
Balance as at December 31, 2005	-	20,238	465,514	14,735	353,235	22,893	(72,503)	769,139
Net loss	-	-	(3,911)	-	(5,489)	(191)	-	(9,591)
Cash distributions	-	-	(36,430)	-	(26,522)	(1,285)	-	(64,237)
Unrealized gain on derivative instruments (note 14)	-	-	-	-	-	-	14,967	14,967
Reclassification adjustment for loss on derivative instruments included in net income (note 14)	-	-	-	-	-	-	8,084	8,084
Offering costs from follow-on public offering of limited partnership interests	-	-	(143)	-	-	-	-	(143)
Equity based compensation (notes 1 and 2)	-	2	308	-	114	5	-	427
Purchase of Teekay Nakilat from Teekay Shipping Corporation (note 13f)	-	-	(85)	-	(61)	(3)	-	(149)
Balance as at December 31, 2006	-	20,240	425,253	14,735	321,277	21,419	(49,452)	718,497

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

In exchange for these shares, equity interests and assets, Teekay Shipping Corporation received 8,734,572 common units and 14,734,572 subordinated units, which represented a 75.7% limited partner interest in the Partnership. The Partnership's general partner, Teekay GP L.L.C. (or the General Partner) received a 2% general partner interest and all of the incentive distribution rights in the Partnership. Teekay GP L.L.C. is a wholly-owned subsidiary of Teekay Shipping Corporation. During November 2005, the Partnership issued in a public offering an additional 4.6 million common units, effectively reducing Teekay Shipping Corporation’s limited partnership interest to 65.8% (see Note 2).

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. They include the accounts of Teekay Spain and its subsidiaries for periods prior to April 30, 2004 and include the accounts of Luxco and its subsidiaries, which includes Teekay Spain, for periods subsequent to April 30, 2004 and prior to May 10, 2005. The results for the periods subsequent to April 30, 2004 reflect the comprehensive revaluation of all assets (including intangible assets and goodwill) and liabilities of Teekay Spain at their fair values on the date of acquisition. For periods subsequent to May 10, 2005, the consolidated financial statements include the accounts of Teekay LNG Partners L.P., its subsidiaries (which include, among others, Luxco and Teekay Spain). Also included since November 1, 2006 are Teekay Tangguh Holdings Corporation (or Teekay Tangguh) and Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat III), both of which are variable interest entities for which the Partnership is the primary beneficiary (see Note 15). The transfer to the Partnership of the shares of and notes receivable from Luxco and equity interests of Granada Spirit L.L.C. represented a reorganization of entities under common control and, consequently, was recorded at historical cost. The book value of these assets on their transfer was $633.9 million. Significant intercompany balances and transactions have been eliminated upon consolidation.

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Pursuant to [Emerging Issues Task Force] [EITF] 91-9, voyage expenses and vessel operating expenses are recognized when incurred.

Cash and cash equivalents

The Partnership classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. The acquisition cost (net of any government grants received) and all costs incurred to restore used vessels purchased by the Partnership to the standards required to properly service the Partnership’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers and 35 years for LNG carriers from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years or 35 years, respectively. Depreciation of vessels and equipment for the year ended December 31, 2006, for the periods from May 10, 2005 to December 31, 2005, January 1, 2005 to May 9, 2005, the eight months ended December 31, 2004, and the four months ended April 30, 2004, aggregated $41.1 million, $22.2 million, $11.2 million, $19.0 million and $7.8 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and vessels accounted for as capital leases.

Interest costs capitalized to vessels and equipment for the year ended December 31, 2006, for the periods from May 10, 2005 to December 31, 2005, January 1, 2005 to May 9, 2005, the eight months ended December 31, 2004, and the four months ended April 30, 2004, aggregated $0.8 million, $2.5 million, $0.0 million, $2.6 million and $2.6 million, respectively.

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

Generally, the Partnership drydocks each LNG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on the Partnership’s LNG carriers between the second and third year of the five-year drydocking period. The Partnership capitalizes a substantial portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Partnership expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the periods from the year ended December 31, 2006, May 10, 2005 to December 31, 2005, January 1, 2005 to May 9, 2005, the eight months ended December 31, 2004, and the four months ended April 30, 2004, aggregated $1.7 million, $0.3 million, $0.2 million, $1.1 million and $0.8 million, respectively.

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

Investment in joint ventures

Teekay Nakilat (III), a variable interest entity for which the Partnership is the primary beneficiary, has a 40% interest in a joint venture which has four LNG carriers currently under construction (see Notes 13l and 15). The joint venture is accounted for using the equity method, whereby the investment is carried at the Partnership’s original cost plus its proportionate share of undistributed earnings.

Loan costs

Loan costs, including fees, commissions and legal expenses, are presented as other assets and are capitalized and amortized on a straight-line basis over the term of the relevant loan. Amortization of loan costs is included in interest expense.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
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

Derivative instruments

The Partnership utilizes derivative financial instruments to reduce interest rate risk but does not hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards (or SFAS) No. 133. Accounting for Derivative Instruments and Hedging Activities, which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivatives instruments and hedging activities.

Derivative instruments are recorded as other assets or other long-term liabilities, measured at fair value. Derivatives that are not hedges or are not designated as hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income (loss) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income (see Note 14).

Income taxes

All but two of Teekay Spain’s Spanish-flagged vessels are subject to the Spanish Tonnage Tax Regime (or TTR). Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the company’s disposal, excluding time required for repairs. The income Teekay Spain receives with respect to the remaining two Spanish-flagged vessels is taxed in Spain at a rate of 35% (see Note 11). However, these two vessels are registered in the Canary Islands Special Ship Registry. Consequently, Teekay Spain is allowed a credit, equal to 90% of the tax payable on income from the commercial operation of these vessels, against the tax otherwise payable. This effectively results in an income tax rate of approximately 3.5% on income from the operation of these two Spanish-flagged vessels.

Included in other assets are deferred income taxes of $3.9 million and $3.7 million as at December 31, 2006 and 2005, respectively. The Partnership accounts for these taxes using the liability method pursuant to SFAS No. 109, Accounting for Income Taxes. The Partnership may also pay a minimal amount of tax in Luxembourg and the United Kingdom.

Comprehensive income (loss)

The Partnership follows SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income (loss) and its components in the consolidated financial statements.

Change in Accounting Policy

Certain employees of the Partnership participate in the stock option plan of the Partnership’s parent, Teekay Shipping Corporation. Effective January 1, 2006, the Partnership adopted the fair value recognition provisions of the Financial Accounting Standards Board (or FASB) Statement No. 123(R) (or SFAS 123(R)), Share-Based Payment, using the “modified prospective” method. Under this transition method, compensation cost is recognized in the financial statements beginning with the effective date for all share-based payments granted after January 1, 2006 and for all awards granted to employees prior to, but not yet vested as of January 1, 2006. Accordingly, prior period amounts have not been restated.

As a result of adopting SFAS 123(R) on January 1, 2006, the Partnership’s net income for the year ended December 31, 2006 is $0.3 million lower than if it had continued to account for share-based compensation under the recognition and measurement provision of APB Opinion No. 25 (or APB No. 25), Accounting for Stock Issued to Employees.

Prior to January 1, 2006, the Partnership accounted for stock options under APB 25, using the intrinsic value method, as permitted by SFAS No. 123 Accounting for Stock-Based Compensation. As the exercise price of the Partnership’s employee stock options equals the market price of underlying stock on the date of grant, no compensation expense has been recognized under APB No. 25.

Stock options granted under this plan have a 10-year term and vest equally over three years from the grant date. All outstanding options expire between May 28, 2006 and March 7, 2016, ten years after the date of each respective grant. As of December 31, 2006, there was $0.4 million of total unrecognized compensation cost related to nonvested stock options granted to employees of Partnership. Recognition of this compensation is expected to be $0.2 million (2007) and $0.2 million (2008).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The weighted-average grant-date fair value of options granted during the year ended December 31, 2006 was $11.30 per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The resulting compensation expense is being amortized over three years using the straight-line method. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 31% in 2006 and 35% in 2005; expected life of five years; dividend yield of 2.0% in 2006 and 1.5% in 2005; and risk-free interest rate of 4.8% in 2006 and 4.1% in 2005.

Recent Accounting Pronouncements

In July 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 will require companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Partnership adopted FIN 48 as of January 1, 2007 as required. As of December 31, 2006, the Partnership does not expect that the adoption of FIN 48 will have a significant impact on the Partnership’s financial position and results of operations.

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

The proceeds received by the Partnership from the public offerings and the use of those proceeds are summarized as follows:

Proceeds received:	IPO $	Follow-On Offering $	Total $
Sale of 6,900,000 common units at $22.00 per unit	151,800	-	151,800
Sale of 4,600,000 common units at $27.40 per unit	-	126,040	126,040
General Partner contribution	-	2,572	2,572
	151,800	128,612	280,412

Use of proceeds from sale of common units:
Underwriting and structuring fees.	10,473	5,042	15,515
Professional fees and other offering expenses to third parties	5,616	959	6,575
Repayment of advances from Teekay Shipping Corporation	129,400	-	129,400
Purchase of three Suezmax tankers from Teekay Shipping Corporation	-	122,611	122,611
Working capital	6,311	-	6,311
	151,800	128,612	280,412

During 2006 and 2005, the Partnership awarded 2,475 and 3,500 common units, respectively, as compensation to the Partnership’s five non-employee directors. The 2005 common units originally reverse vested equally over a three-year period and during 2006 these awards were amended to vest immediately. The 2006 awards vested immediately upon grant.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

3. Acquisition of Teekay Shipping Spain S.L.

On April 30, 2004, the Predecessor acquired all of the outstanding shares of Tapias and renamed it Teekay Shipping Spain S.L. (or Teekay Spain). The Predecessor acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments. The recognition of goodwill was supported by the belief of the Partnership’s general partner’s management that the acquisition of Teekay Spain’s business would provide the Partnership with a strategic platform from which to expand its presence in the LNG shipping sector and access to reputable LNG operations. The Partnership anticipates this will benefit it in acquiring future LNG projects. Teekay Spain’s results of operations were consolidated with the Partnership’s results commencing May 1, 2004.

The following table summarizes the fair value of the assets acquired and liabilities of Teekay Spain at April 30, 2004.
As at April 30, 2004 $
ASSETS
Cash, cash equivalents and short-term restricted cash	85,092
Other current assets	7,415
Vessels and equipment	821,939
Restricted cash - long-term	311,664
Other assets - long-term	15,355
Intangible assets subject to amortization: Time-charter contracts (weighted-average useful life of 19.2 years)	183,052
Goodwill ($3.6 million allocated to Suezmax tanker segment, and $35.7 million allocated to LNG carrier segment)	39,279
Total assets acquired	1,463,796
LIABILITIES
Current liabilities	98,429
Long-term debt	668,733
Obligations under capital leases	311,011
Other long-term liabilities	87,439
Total liabilities assumed	1,165,612
Net assets acquired (cash consideration)	298,184

4. Segment Reporting

The Partnership has two reportable segments: its LNG carrier segment and its Suezmax tanker segment. The Partnership’s LNG carrier segment consists of LNG carriers subject to long-term fixed-rate time charters to international energy companies. As at December 31, 2006, the Partnership’s LNG fleet consisted of seven vessels, including a 70% interest in three vessels purchased from Teekay Shipping Corporation in October 2006, two of which were under construction and have subsequently delivered in the first quarter of 2007. The Partnership’s Suezmax tanker segment consists of conventional crude oil tankers operating on long-term fixed-rate time-charter contracts to international energy companies. As at December 31, 2006, the Partnership’s conventional crude oil tanker fleet consisted of eight Suezmax tankers. Prior to December 2004, it also included one Suezmax tanker operating on the spot market. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following table presents voyage revenues and percentage of consolidated voyage revenues for customers that accounted for more than 10% of the Partnership’s consolidated voyage revenues during the periods presented. Each of the customers is an international energy company.

		Year Ended December 31, 2005		Year Ended December 31, 2004
	Year Ended December 31, 2006	January 1 to May 9, 2005	May 10 to December 31, 2005	January 1 to April 30, 2004	May 1 to December 31, 2004
(U.S. dollars in millions)
Compania Espanola de Petroleos, S.A.(1).	$54.5 or 30%	$15.2 or 30%	$29.1 or 31%	$15.4 or 38%	$29.7 or 36%
Repsol YPF, S.A.(2).	$49.6 or 27%	$16.8 or 34%	$31.4 or 33%	$7.5 or 18%	$15.2 or 18%
ConocoPhillips (1)	$28.8 or 16%	-	-	-	-
Gas Natural SDG, S.A.(2)	$24.0 or 13%	$9.8 or 19%	$16.5 or 17%	$8.5 or 21%	$17.3 or 21%
Union Fenosa Gas, S.A.(2)	$23.4 or 13%	$8.3 or 17%	$14.9 or 16%	(3)	$10.8 or 13%

(1)	Suezmax tanker segment.
(2)	LNG carrier segment.
(3)	Customer accounted for less than 10% of the Partnership’s consolidated voyage revenues.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The following tables include results for these segments for the interim periods presented in these financial statements.

	Year Ended December 31, 2006
	LNG Carrier Segment $	Suezmax Tanker Segment $	Total $

Voyage revenues	99,526	83,247	182,773
Voyage expenses	969	1,061	2,030
Vessel operating expenses	17,963	20,837	38,800
Depreciation and amortization	32,113	19,856	51,969
General and administrative (1)	5,973	7,238	13,211
Income from vessel operations	42,508	34,255	76,763

Equity income (loss) (2)	(38)	-	(38)
Investment in and advances to joint venture (2)	141,427	-	141,427
Total assets at December 31, 2006	2,056,247	430,358	2,486,605
Expenditures for vessels and equipment	1,030	7	1,037

	Year Ended December 31, 2005
	January 1 to May 9, 2005			May 10 to December 31, 2005
	LNG Carrier Segment $	Suezmax Tanker Segment $	Total $	LNG Carrier Segment $	Suezmax Tanker Segment $	Total $

Voyage revenues	34,883	15,246	50,129	62,762	32,568	95,330
Voyage expenses	49	202	251	1	406	407
Vessel operating expenses	5,971	4,800	10,771	9,651	8,383	18,034
Depreciation and amortization	10,746	4,005	14,751	19,614	8,806	28,420
General and administrative (1)	1,464	1,464	2,928	3,225	3,804	7,029
Income from vessel operations	16,653	4,775	21,428	30,271	11,169	41,440

Total assets at December 31, 2005				1,576,990	448,525	2,025,515
Expenditures for vessels and equipment	-	43,962	43,962	209,220	220,158	429,378

	Year Ended December 31, 2004
	January 1 to April 30, 2004			May 1 to December 31, 2004
	LNG Carrier Segment $	Suezmax Tanker Segment $	Total $	LNG Carrier Segment $	Suezmax Tanker Segment $	Total $

Voyage revenues	16,010	24,708	40,718	43,385	39,730	83,115
Voyage expenses	33	1,809	1,842	221	2,869	3,090
Vessel operating expenses	3,106	7,196	10,302	7,509	12,806	20,315
Depreciation and amortization	2,538	6,047	8,585	12,853	13,422	26,275
General and administrative (1)	526	1,577	2,103	1,436	2,939	4,375
Income from vessel operations	9,807	8,079	17,886	21,366	7,694	29,060

Total assets at December 31, 2004				1,423,191	287,058	1,710,249
Expenditures for vessels and equipment	483	5,039	5,522	34,714	48,989	83,703

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2)	Prior to 2006, the Partnership did not have investments in joint ventures.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	December 31, 2006 $	December 31, 2005 $

Total assets of the LNG carrier segment	2,056,247	1,576,990
Total assets of the Suezmax tanker segment	430,358	448,525
Cash and cash equivalents	28,871	34,469
Accounts receivable, prepaid expenses and other assets	15,937	10,831
Consolidated total assets	2,531,413	2,070,815

5.  Capital Leases and Restricted Cash

Capital Leases

Teekay Nakilat LNG Carriers. During January 2006, the three subsidiaries of the Partnership, each of which had contracted to have built one LNG carrier (or RasGas II vessels), sold their shipbuilding contracts to SeaSpirit Leasing Limited (or SeaSpirit) for aggregate proceeds of $313.0 million, which approximated the accumulated construction costs incurred to that date. The proceeds from the sale were used to partially fund restricted cash deposits. As at December 31, 2006, the Partnership was a party to 30-year capital lease arrangements for the RasGas II vessels, to commence upon the delivery of the respective vessels, one of which delivered on October 31, 2006 and the other two of which delivered in the first quarter of 2007. All amounts below relating to the RasGas II vessel capital leases include the joint venture partner’s 30% share (see Note 15a).

Under the terms of the RasGas II capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. However, the terms of the lease arrangements enable the Partnership to terminate the lease arrangements on a voluntary basis at any time. In the event of a termination of the lease arrangements, the Partnership would be obliged to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

At the inception of these leases, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. The Partnership’s interest rate risk associated with these leases has been hedged with interest rate swap agreements (see Note 14). As at December 31, 2006, the commitments under these capital leases approximated $1,123.2 million, including imputed interest of $651.4 million, repayable as follows:

Year	Commitment
2007	$22.9 million
2008	$24.0 million
2009	$24.0 million
2010	$24.0 million
2011	$24.0 million
Thereafter	$1,004.3 million

Spanish-Flagged LNG Carrier. As at December 31, 2006, the Partnership was a party to a capital lease on one LNG carrier, which is structured as a “Spanish tax lease”. Under the terms of the Spanish tax lease, the Partnership will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. As at December 31, 2006 and 2005, the weighted-average interest rate implicit in the Spanish tax lease was 5.8%. As at December 31, 2006, the commitments under this capital lease, including the purchase obligation, approximated 165.0 million Euros ($217.8 million), including imputed interest of 29.9 million Euros ($39.5 million), repayable as follows:

Year	Commitment
2007	23.3 million Euros ($30.7 million)
2008	24.4 million Euros ($32.2 million)
2009	25.6 million Euros ($33.8 million)
2010	26.9 million Euros ($35.5 million)
2011	64.8 million Euros ($85.6 million)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

On December 31, 2006, the Partnership exercised its option to purchase one of the two LNG carriers that was subject to a capital lease for $59.5 million. During 2003, these two LNG carriers were sold for aggregate proceeds of $399.2 million and leased back on terms described above. The sale of these vessels resulted in a gain of $70.5 million, which was deferred and is being amortized over the remaining estimated useful lives of the vessels.

Suezmax Tankers. As at December 31, 2006, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership’s contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at December 31, 2006, the remaining commitments under these capital leases, including the purchase obligations, approximated $250.3 million, including imputed interest of $28.1 million, repayable as follows:

Year	Commitment
2007	$ 145.1 million
2008	8.6 million
2009	8.5 million
2010	88.1 million

The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.

Restricted Cash

Under the terms of the capital leases for the four LNG carriers, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. During vessel construction however, the amount of restricted cash approximates the accumulated vessel construction costs. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 9). The interest rates earned on the deposits approximate the interest rates implicit in the leases.

As at December 31, 2006, the amount of restricted cash on deposit for the three RasGas II vessels was $481.9 million. The Partnership has placed an additional $79.6 million on deposit during the first two months of 2007. The Partnership used existing long-term financing arrangements to fund these remaining restricted cash deposits. As at December 31, 2006, the weighted-average interest rate earned on the deposits was 5.4%.

As at December 31, 2006 and 2005, the amount of restricted cash on deposit for the Spanish-Flagged LNG Carrier was 139.0 million Euros ($183.5 million) and 249.0 million Euros ($295.0 million), respectively. As at December 31, 2006 and 2005, the weighted-average interest rates earned on these deposits were 5.0% and 5.2%, respectively.

The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled $5.3 million and $3.3 million as at December 31, 2006 and 2005, respectively.

Operating Leases

Time charters of the Partnership’s vessels to third parties are accounted for as operating leases. As at December 31, 2006, minimum scheduled future revenues to be received by the Partnership under time charters then in place were approximately $251.2 million (2007), $257.7 million (2008), $305.4 million (2009), $307.6 (2010), $307.6 million (2011) and $4,146.1 million (thereafter). The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.

6. Intangible Assets and Goodwill

As at December 31, 2006 and 2005, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years.

The carrying amount of intangible assets as at December 31, 2006 and 2005 is as follows:

	December 31, 2006 $	December 31, 2005 $

Gross carrying amount	182,552	182,552
Accumulated amortization	(22,488)	(13,358)
Net carrying amount	160,064	169,194

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

All intangible assets were recognized on April 30, 2004 (see Note 3). Amortization expense of intangible assets is as follows:

	Year Ended December 31, 2005		Year Ended December 31, 2004
January 1 to December 31, 2006 $	January 1 to May 9, 2005 $	May 10 to December 31, 2005 $	January 1 to April 30, 2004 $	May 1 to December 31, 2004 $
9,130	3,369	5,895	-	6,174

Amortization of intangible assets for the five fiscal years subsequent to December 31, 2006 is expected to be $9.1 million per year.

The carrying amount of goodwill as at December 31, 2006 and December 31, 2005 for the Partnership’s reporting segments is as follows:

	LNG Carrier Segment $	Suezmax Tanker Segment $	Total $
Balance as at December 31, 2006 and 2005 (note 3)	35,631	3,648	39,279

7. Advances from Affiliates
	December 31, 2006 $	December 31, 2005 $

Advances from Teekay Shipping Corporation (non-interest bearing and unsecured)	62,680	2,025
Advances from Teekay Shipping Corporation (interest bearing)	-	78,166
Other (non-interest bearing and unsecured)	38,939	2,222
Total	101,619	82,413

On October 31, 2006, Teekay Shipping Corporation sold its interest in Teekay Nakilat to the Partnership in exchange for a $89.5 million non-interest bearing and unsecured promissory note (see Note 13f). The promissory note was repayable as follows: $26.9 million (2006) and $62.6 million (2007). The partnership refinanced amounts owing under the note with existing undrawn revolving credit facilities during 2007.

During the period from April 1, 2004 to May 10, 2005, Teekay Shipping Corporation made loans, net of repayments, to a subsidiary of the Partnership totaling 574.7 million Euros ($740.2 million) for the purchase of Teekay Spain (see Note 3), for the repayment of terms loans associated with two of the Partnership’s LNG carriers and to settle interest rate swaps (see Note 14). These loans, including 2.0 million Euros ($2.6 million) of unpaid accrued interest, were contributed by Teekay Shipping Corporation to the Partnership in connection with the IPO.

Interest incurred on advances from affiliates for the periods from January 1, 2005 to May 9, 2005 and May 1, 2004 to December 31, 2004, totaled $7.3 million and $10.1 million, respectively. The Partnership did not incur interest expense on advances from affiliates in any other period presented.

8. Accrued Liabilities
	December 31, 2006 $	December 31, 2005 $

Voyage and vessel expenses	2,529	3,254
Interest	8,467	2,114
Payroll and benefits	2,603	2,421
Total	13,599	7,789

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

9. Long-Term Debt
	December 31, 2006 $	December 31, 2005 $

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	43,000	29,000
U.S. Dollar-denominated Term Loans due through 2019(1)	360,661	205,882
U.S. Dollar-denominated Term Loans due through 2020 (variable interest entities)(1)	60,458	-
U.S. Dollar-denominated Unsecured Demand Loan	35,144	33,500
Euro-denominated Term Loans due through 2023	411,319	377,352
	910,582	645,734
Less current portion	30,435	8,103
Total	880,147	637,631

(1)  As at December 31, 2006, long-term debt related to newbuilding vessels to be delivered was $266.3 million (2005 - $319.6 million).

As at December 31, 2006, the Partnership had two long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $458.6 million, of which $415.6 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the Revolvers reduces by $17.7 million (2007), $18.2 million (2008), $18.8 million (2009), $19.4 million (2010), $20.0 million (2011) and $364.5 million (thereafter). Both Revolvers may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The Revolvers are collateralized by first-priority mortgages granted on five of the Partnership’s vessels, together with other related collateral, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2006, totaled $360.7 million. One tranche of the term loan bears interest at a fixed rate of 5.39%. Interest payments on the balance of the term loan is based on LIBOR plus margins. The term loan reduces in quarterly payments commencing three months after delivery of each LNG newbuilding. Once fully drawn, the loan will have approximately $56 million per vessel in bullet repayments, due at maturity. The term loan is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other collateral and guarantees from the Partnership.

Teekay Nakilat (III), a variable interest entity for which the Partnership is the primary beneficiary, has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2006, totaled $60.5 million. Interest payments on the term loan is based on LIBOR plus a margin. The term loan reduces in quarterly payments commencing three months after delivery of each related vessel, with varying maturities through 2020. The term loan is collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other collateral including an undertaking from Teekay Shipping Corporation. Upon transfer of the ownership of Teekay Nakilat (III) from Teekay Shipping Corporation to the Partnership, the rights and obligations of Teekay Shipping Corporation under the undertaking, may, upon the fulfillment of certain conditions, be transferred to the Partnership.

The Partnership has one U.S. Dollar-denominated loan outstanding owing to a joint venture partner, which, as at December 31, 2006, totaled $35.1 million, including accrued interest. Interest payments on this loan are based on a fixed interest rate of 4.84%, commencing February 2008.

The Partnership has two Euro-denominated term loans outstanding, which, as at December 31, 2006 totaled 311.6 million Euros ($411.3 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases (see Note 5). Interest payments are based on EURIBOR plus margins. The term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay Spain.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at December 31, 2006 and 2005 was 5.5% and 4.3%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to hedge certain of its floating-rate debt (see Note 14). At December 31, 2006, the margins on the Partnership’s long-term debt ranged from 0.50% to 1.30%.

All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Partnership recognized foreign exchange gains (losses) during the periods presented as follows:

	Year Ended December 31, 2005		Year Ended December 31, 2004
January 1 to December 31, 2006 $	January 1 to May 9, 2005 $	May 10 to December 31, 2005 $	January 1 to April 30, 2004 $	May 1 to December 31, 2004 $
(39,538)	52,295	29,524	18,010	(78,831)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The aggregate annual long-term debt principal repayments required for periods subsequent to December 31, 2006 are $30.4 million (2007), $30.9 million (2008), $32.9 million (2009), $33.7 million (2010), $231.4 million (2011) and $551.3 million (thereafter).

Certain loan agreements require that a minimum level of tangible net worth, a minimum level of aggregate liquidity, a maximum level of leverage be maintained and requires one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, in addition to other things, pay dividends or distributions if the Partnership is in default under the term loans and the Revolvers.

10.	Fair Value of Financial Instruments

Long-term debt - The fair values of the Partnership’s fixed-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

Interest rate swaps - The fair value of the Partnership’s derivative instruments, used for hedging purposes, is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties.

The estimated fair value of the Partnership’s financial instruments is as follows:

	December 31, 2006		December 31, 2005
	Carrying Amount $	Fair Value $	Carrying Amount $	Fair Value $
Cash and cash equivalents and restricted cash	699,629	699,629	332,792	332,792
Advances to joint ventures	61,333	61,333	-	-
Long-term debt (note 9)	(910,582)	(907,849)	(645,734)	(645,734)
Advances from affiliates (note 7)	(101,619)	(101,619)	(82,413)	(82,413)
Interest rate swap agreements (note 14)	(13,801)	(13,801)	(33,703)	(33,703)

The Partnership transacts all of its derivative instruments through investment-grade-rated financial institutions and requires no collateral from these institutions.

11. Other Income (Loss) - Net
		Year Ended December 31, 2005		Year Ended December 31, 2004
	January 1 to December 31, 2006 $	January 1 to May 9, 2005 $	May 10 to December 31, 2005 $	January 1 to April 30, 2004 $	May 1 to December 31, 2004 $
Interest rate swaps gain	-	-	-	3,985	-
Loss on cancellation of interest rate swaps	-	(7,820)	-	-	-
Gain (loss) on sale of assets	-	-	186	(11,922)	3,428
Write-off of capitalized loan costs	-	(7,462)	-	-	-
Income tax recovery (expense)	567	(2,648)	2,910	645	(967)
Minority interest recovery	1,729	-	-	-	-
Miscellaneous	(54)	3	(189)	343	(119)
Other income (loss) - net	2,242	(17,927)	2,907	(6,949)	2,342

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

12. Comprehensive Income (Loss)
		Year Ended December 31, 2005		Year Ended December 31, 2004
	January 1 to December 31, 2006 $	January 1 to May 9, 2005 $	May 10 to December 31, 2005 $	January 1 to April 30, 2004 $	May 1 to December 31, 2004 $
Net income (loss)	(9,591)	29,215	50,332	16,164	(84,395)
Other comprehensive income (loss):
Unrealized gain (loss) on derivative instruments	14,967	(22,874)	(26,622)	-	(57,444)
Reclassification adjustment for loss on derivative instruments included in net income	8,084	14,359	6,313	-	13,766
Unrealized gain (loss) on available-for-sale securities	-	-	-	467	-
Reclassification adjustment for loss (gain) on available-for-sale securities included in net income	-	-	-	(55)	-
Comprehensive income (loss)	13,460	20,700	30,023	16,576	(128,073)

13. Related Party Transactions

a)
On May 6, 2005, Teekay Shipping Corporation contributed all of the outstanding shares of Luxco, all but $54.9 million of the notes receivable from Luxco, and all of the outstanding equity interests of Granada Spirit L.L.C., which owned the Suezmax tanker, the Granada Spirit, to the Partnership in connection with the IPO on May 10, 2005 of common units, which represent limited partner interests in the Partnership. The Partnership subsequently repaid the $54.9 million note receivable.

b)
In connection with the IPO, the Partnership entered into an omnibus agreement with Teekay Shipping Corporation, the General Partner and other related parties governing, among other things, when the Partnership and Teekay Shipping Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers.

In December 2006, the omnibus agreement was amended in connection with the initial public offering of Teekay Offshore Partners L.P (or Teekay Offshore). As amended, the agreement governs, among other things, when the Partnership, Teekay Shipping Corporation and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake units and floating production, storage and offloading units.

c)
The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which the Teekay Shipping Corporation subsidiaries provide the Partnership with administrative, advisory, technical and strategic consulting services. During the year ended December 31, 2006, the Partnership incurred $4.0 million of costs for these services. During the period from May 10, 2005 to December 31, 2005, the partnership incurred $1.1 million of these costs.

d)
The Partnership reimburses the General Partner for all expenses necessary or appropriate for the conduct of the Partnership’s business. During the year ended December 31, 2006, the Partnership incurred $0.5 million of these costs. During the period from May 10, 2005 to December 31, 2005, the partnership incurred $0.2 million of these costs.

e)
The Partnership is a party to an agreement with Teekay Shipping Corporation pursuant to which Teekay Shipping Corporation has provided the Partnership with off-hire insurance for its LNG carriers since January 1, 2006. During the year ended December 31, 2006, the Partnership incurred $0.9 million of these costs.

f)
On October 31, 2006, the Partnership acquired Teekay Shipping Corporation’s 100% ownership interest in Teekay Nakilat Holdings Corporation (or Teekay Nakilat Holdings). Teekay Nakilat Holdings owns 70% of Teekay Nakilat, which in turn has a 100% interest in capital leases relating to three LNG carriers. The purchase price for the 70% interest in Teekay Nakilat was $89.5 million, however is subject to refinement upon determination of the final construction costs of all three LNG carriers. The Partnership paid $26.9 million of this amount in 2006, with the remaining amount due in 2007. The purchase occurred upon the delivery of the first LNG carrier. The remaining two LNG carriers were delivered in the first quarter of 2007.

g)
In December 2004, Teekay Spain sold the Granada Spirit to a subsidiary of Teekay Shipping Corporation for $26.5 million. The resulting gain on sale of $4.9 million was accounted for as an equity contribution. This sale was done in connection with a drydocking and re-flagging of the vessel. Teekay Spain operated the vessel on the spot market prior to this sale.

Upon the closing of the IPO, Teekay Shipping Corporation’s contributed to the Partnership the Granada Spirit LLC, which owns the vessel, and the Partnership entered into a short-term, fixed-rate time charter and vessel sales agreement with a subsidiary of Teekay Shipping Corporation for the Granada Spirit.

On May 26, 2005, the Partnership sold the Granada Spirit to a subsidiary of Teekay Shipping Corporation for $20.6 million, resulting in a gain on sale of $0.2 million. Net voyage revenues earned under the short-term time-charter contract with Teekay Shipping Corporation were $0.5 million.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

h)
In early 2005, the Partnership completed the sale of the Santiago Spirit (a newly constructed, double-hulled Suezmax tanker delivered in March 2005) to a subsidiary of Teekay Shipping Corporation for $70.0 million. The resulting $3.1 million loss on sale, net of income taxes, was accounted for as an equity distribution.

i)
The Partnership’s Suezmax tanker, the Toledo Spirit, which was delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The Partnership has entered into an agreement with Teekay Shipping Corporation under which Teekay Shipping Corporation pays the Partnership any amounts payable to the charter party as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Shipping Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. During the year ended December 31, 2006, the Partnership incurred $4.6 million of amounts owing to Teekay Shipping Corporation as a result of this agreement. During the period from May 10, 2005 to December 31, 2005, the Partnership incurred $2.8 million of amounts owing to Teekay Shipping Corporation as a result of this agreement.

j)
Concurrently with the closing of the Partnership’s Follow-On Offering in, the Partnership acquired from Teekay Shipping Corporation three double-hulled Suezmax oil tankers and related long-term, fixed-rate time charters for an aggregate price of $180.0 million. The excess of the proceeds paid by the Partnership over Teekay Shipping Corporation’s historical book value was accounted for as an equity distribution of $27.8 million. These vessels are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. The Partnership financed the acquisition with the net proceeds of the public offering, together with borrowings under one of the Revolvers and cash balances.

k)
In July 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter two LNG carriers to the Tangguh LNG project in Indonesia. The two LNG carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Shipping Corporation entered into this project with a joint venture partner (BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Tanker Tbk), which owns a 30% interest. All amounts below include the joint venture partner’s 30% share. In connection with this award, Teekay Shipping Corporation has exercised shipbuilding options with Hyundai Heavy Industries Co. Ltd. to construct two 155,000 cubic meter LNG carriers at a total delivered cost of approximately $376.9 million, excluding capitalized interest. As at December 31, 2006 payments made towards these commitments by the joint venture company totaled $82.3 million, excluding $8.6 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for all of the remaining $294.6 million unpaid cost of these LNG carriers. As at December 31, 2006, the remaining payments required to be made under these newbuilding contracts were $183.4 million in 2007, $75.1 million in 2008 and $36.1 million in 2009. The charters will commence upon vessel deliveries, which are scheduled for late 2008 and early 2009. Pursuant to existing agreements, Teekay Shipping Corporation was required to offer its 70% ownership interest in these two vessels and related charter contracts to the Partnership. On November 1, 2006, the Partnership agreed to acquire this 70% ownership interest upon delivery of the first LNG carrier (see note 15a).

l)
In August 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options exercisable by the customer to extend up to an additional 10 years), scheduled to commence in the first half of 2008. Teekay Shipping Corporation entered into the project with a joint venture partner (Qatar Gas Transport Company Ltd. (Nakilat), which owns a 60% interest. In connection with this award, Teekay Shipping Corporation has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total cost of approximately $1.0 billion (of which Teekay Shipping Corporation’s 40% portion is $400.7 million), excluding capitalized interest. As at December 31, 2006, payments made towards these commitments by the joint venture company totaled $351.5 million, excluding capitalized interest and other miscellaneous construction costs (of which the Company’s 40% contribution was $140.6 million). Long-term financing arrangements existed for all the remaining $650.2 million unpaid cost of these LNG carriers. As at December 31, 2006, the remaining payments required to be made under these newbuilding contracts (including the joint venture partners’ 60% share) were $449.9 million in 2007 and $200.3 million in 2008. Pursuant to existing agreements, Teekay Shipping Corporation was required to offer its 40% ownership interest in these four vessels and related charter contracts to the Partnership. On November 1, 2006, the Partnership agreed to acquire this 40% ownership interest upon delivery of the first LNG carrier (see note 15a).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

14.  Derivative Instruments and Hedging Activities

The Partnership uses derivatives only for hedging purposes. As at December 31, 2006, the Partnership was committed to the following interest rate swap agreements related to its EURIBOR and LIBOR-based debt, whereby certain of the Partnership’s floating-rate debt has been swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Liability $	Weighted-Average Remaining Term (years)	Fixed Interest Rate (%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	457,864	20,437	30.1	4.9
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	234,000	(20,161)	12.0	6.2
U.S. Dollar-denominated interest rate swaps(4)	LIBOR	405,000	(1,082)	14.0	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	452,036	(26,059)	30.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(5)	EURIBOR	411,318	13,064	17.5	3.8

(1)	Excludes the margins the Partnership pays on its floating-rate debt, which, at December 31, 2006 ranged from 0.5% to 1.3%. (see Note 9).
(2)	Principal amount reduces quarterly upon delivery of each LNG newbuilding.
(3)	Inception dates of interest rate swaps are 2006 ($78.0 million) and 2007 ($156.0 million).
(4)
 Interest rate swaps are held in Teekay Tangguh and Teekay Nakilat III, variable interest entities in which the Partnership is the primary beneficiary. Inception dates of   swaps are 2006 ($160.0 million), 2007 ($70.0 million) and 2009 ($175.0 million).

(5)	Principal amount reduces monthly to 70.1 million Euros ($92.5 million) by the maturity dates of the swap agreements.

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

Changes in the fair value of the designated interest rate swaps (cash flow hedges) have been recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value is immediately recognized into income and is presented as interest expense. During the years ended December 31, 2006 and December 31, 2005, the ineffective portion of the Partnership’s interest rate swaps was nominal.

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements; however, counterparties to these agreements are major financial institutions and the Partnership considers the risk of loss due to non-performance to be minimal. The Partnership requires no collateral from these institutions.

As at December 31, 2006, the Partnership estimates, based on current interest rates, that it will reclassify approximately $6.9 million of net loss on derivative instruments from accumulated other comprehensive income to income during the next 12 months due to the payment of interest expense associated with the floating-rate debt and the amortization of the April 2005 deferred loss on the settlement of interest rate swaps.

As at December 31, 2006 and 2005, the Partnership’s accumulated other comprehensive loss of $49.5 million and $72.5 million, respectively consisted of net unrealized losses on derivative instruments.

15.  Commitments and Contingencies

(a)
On November 1, 2006, the Partnership entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Tangguh and its 40% interest in Teekay Nakilat III (see Notes 13f and 13k). Teekay Tangguh owns two LNG newbuildings and the related 20-year time charters. Teekay Nakilat III owns four LNG newbuildings and the related 25-year time charters. The purchases will occur upon the delivery of the first newbuildings, which are scheduled for 2008. The purchase price, which is dependent upon the total construction costs of the vessels, for the 70% interest in Teekay Tangguh and Teekay Nakilat III is estimated to be approximately $60 million and $80 million, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (or FIN 46). In general, a variable interest entity (or VIE) is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both, then FIN 46 requires that this party consolidate the VIE. Prior to its purchase of a controlling interest in Teekay Nakilat in October 2006, the Partnership already included Teekay Nakilat in its consolidated financial statements, as Teekay Nakilat was a VIE and the Partnership was its primary beneficiary. In addition, the Partnership has consolidated Teekay Tangguh and Teekay Nakilat III in its consolidated financial statements effective November 1, 2006, as both entities are VIE’s and the Partnership became their primary beneficiary upon its agreement to acquire interests in these entities.. The assets and liabilities of Teekay Tangguh and Teekay Nakilat III are reflected in the Partnership’s financial statements at historical cost as the Partnership and these two VIE’s are under common control.

The following table summarizes the combined balance sheets of Teekay Tangguh and Teekay Nakilat III as at December 31, 2006.
December 31, 2006 $
ASSETS
Prepaid expenses and other current assets	3
Advances on newbuilding contracts	84,184
Investment in and advances to joint ventures	141,427
Other assets	6,035
Total assets	231,649
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Accrued liabilities	562
Advances from affiliates	7,366
Long-term debt relating to newbuilding vessels to be delivered	60,458
Other long-term liabilities	2,100
Total liabilities	70,486
Minority interest	24,559
Total shareholders’ equity	136,604
Total liabilities and shareholders’ equity	231,649

The Partnership’s maximum exposure to loss at December 31, 2006, as a result of its commitment to purchase Teekay Shipping Corporation’s interests in Teekay Tangguh and Teekay Nakilat III, is limited to the purchase price of its interest in both entities, which is expected to be approximately $60 million and $80 million, respectively.

(b)
In December 2006, the Partnership announced that it has agreed to acquire three liquefied petroleum gas (or LPG) carriers from I.M. Skaugen ASA (or Skaugen), which engages in the marine transportation of petrochemical gases and LPG and the lightening of crude oil, for approximately $29.2 million per vessel. The vessels are currently under construction and are expected to deliver between early 2008 and mid-2009. The Partnership will acquire the vessels upon their delivery and will finance the acquisition of these vessels through existing or incremental debt, surplus cash balances, issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen, at fixed rates for a period of 15 years.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

16. Supplemental Cash Flow Information

a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Year Ended December 31, 2006 $	Year Ended December 31, 2005 $	Year Ended December 31, 2004 $
Accounts receivable	(5,189)	4,220	(2,002)
Prepaid expenses	(7,228)	(820)	(2,962)
Other current assets	(194)	1,156	-
Accrued interest on restricted cash	(5,374)	-	-
Accounts payable	(816)	(5,531)	7,016
Accrued liabilities	5,706	1,565	2,606
Unearned revenue	545	1,882	3,972
Advances from affiliates	8,408	2,222	-
Total	(4,142)	4,694	8,630

b)
During the period from May 10, 2005 to September 30, 2005, two LNG newbuilding construction payments relating to the RasGas II vessels and totaling $68.6 million were paid by the Partnership’s affiliate, Teekay Shipping Corporation, in exchange for equity interests in Teekay Nakilat. During December 2005, $111.7 million of equity in Teekay Nakilat of Teekay Shipping Corporation and Qatar Gas Transport Company Ltd. (Nakilat) was converted to interest-bearing shareholder loans. (See Notes 13 and 15).

c)
Cash interest paid on long-term debt, advances from affiliates and capital lease obligations during the years ended December 31, 2006, 2005 and 2004 totaled $79.9 million, $79.1 million and $57.0 million, respectively.

d)	No taxes were paid for the year ended December 31, 2006. Taxes paid during the years ended December 31, 2005 and 2004 totaled $6.5 million and $2.1 million, respectively.

e)
On October 31, 2006, the first of the Partnership’s three RasGas II vessels delivered and commenced operations under a capital lease. The present value of the minimum lease payments for this vessel was $157.6 million. This transaction was treated as a non-cash transaction in the Partnership’s consolidated statement of cash flows.

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

As required by Emerging Issues Task Force Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the general partner’s, common unit holders’ and subordinated unitholders’ interests in net income are calculated as if all net income for periods subsequent to May 10, 2005 were distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership’s Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items. Net loss for the year ended December 31, 2006 was $9.6 million, which included a $39.5 million foreign currency translation loss relating primarily to long-term debt denominated in Euros. The limited partners’ interest in net loss for this period was $9.4 million. The actual cash distributions paid to the limited partners for the year ended December 31, 2006 totaled $63.0 million.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution. Assuming there are no cumulative arrearages on common unit distributions, the target distribution levels entitle the General Partner to receive 2% of quarterly cash distributions up to $0.4625 per unit, 15% of quarterly cash distributions between $0.4625 and $0.5375 per unit, 25% of quarterly cash distributions between $0.5375 and $0.65 per unit, and 50% of quarterly cash distributions in excess of $0.65 per unit. During the four quarters that comprise the year ended December 31, 2006, net income did not exceed $0.4625 per unit and consequently, the General Partner did not have the right to receive an increasing percentage of assumed distributions after a $0.4625 per unit quarterly distribution, for purposes of the net income per unit calculation.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Under the Partnership Agreement, during the subordination period the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. During the periods from January 1 to March 31, 2006 and July 1 to September 30, 2006, net income did not exceed $0.4625 per unit and consequently the assumed distribution of net income did not result in the use of the increasing percentages to calculate the General Partner’s interest in net income. During the periods from April 1 to June 30, 2006 and October 1 to December 31, 2006, the Partnership incurred a net loss, and consequently, assumed distributions of net loss resulted in equal distributions of net loss between the subordinated unit holders and common unit holders.

18.  Subsequent Events

In January 2007, the Partnership acquired a 2000-built LPG carrier from Teekay Shipping Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18 million. The purchase was financed with one of the Partnership’s existing Revolvers. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA, and has a remaining contract term of nine years.

EXHIBIT 8.1

LIST OF SIGNIFICANT SUBSIDIARIES

The following is a list of Teekay LNG Partners L.P.'s significant subsidiaries as at December 31, 2006:
Name of Significant Subsidiary	State or Jurisdiction of Incorporation	Proportion of Ownership Interest

NAVIERA TEEKAY GAS, SL	SPAIN	100%
NAVIERA TEEKAY GAS II, SL	SPAIN	100%
NAVIERA TEEKAY GAS III, SL	SPAIN	100%
NAVIERA TEEKAY GAS IV, SL	SPAIN	100%
SINGLE SHIP LIMITED LIABILITY COMPANIES	MARSHALL ISLANDS	100%
TEEKAY LUXEMBOURG SARL	LUXEMBOURG	100%
TEEKAY NAKILAT HOLDINGS CORPORATION	MARSHALL ISLANDS	100%
TEEKAY NAKILAT CORPORATION	MARSHALL ISLANDS	70%
TEEKAY NAKILAT (II) LIMITED	UNITED KINGDOM	70%
TEEKAY SHIPPING SPAIN SL	SPAIN	100%

EXHIBIT 12.1

CERTIFICATION

I, Peter Evensen, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Teekay LNG Partners, L.P. (the "Registrant");
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
I and the Registrant's other certifying officer (which is also myself) are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)
Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.
I and the Registrant's other certifying officer (which is also myself) have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the board of directors of the Registrant's general partner (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: April 19, 2007	By: /s/ Peter Evensen Peter Evensen Chief Executive Officer

EXHIBIT 12.2
CERTIFICATION

I, Peter Evensen, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Teekay LNG Partners, L.P. (" the Registrant");
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

4.	I and the Registrant's other certifying officer (which is also myself) are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)
Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.
I and the Registrant's other certifying officer (which is also myself) have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the board of directors of the Registrant's general partner (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect  the Registrant's ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: April 19, 2007	By: /s/ Peter Evensen Peter Evensen Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Teekay LNG Partners L.P. (the "Partnership") on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Form 20-F"), I, Peter Evensen, Chief Executive Officer and Chief Financial Officer of the Partnership, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Partnership.

Dated: April 19, 2007

By: /s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer

Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-124647) pertaining to the Teekay LNG Partners L.P. 2005 Long Term Incentive Plan and in the Registration Statement (Form F-3 No. 333-137697) and related prospectus of Teekay LNG Partners L.P. for the registration of up to $400,000,000 in total aggregate offering price of an indeterminate number of common units and debt securities of our report dated December 13, 2006 of our report dated March 12, 2007, with respect to the consolidated financial statements of Teekay LNG Partners L.P. and its subsidiaries included in the Annual Report (Form 20-F) for the year ended December 31, 2006.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Vancouver, Canada April 19, 2007	/s/ ERNST & YOUNG LLP Chartered Accountants`