Form 20-F
period 2007-12-31
Teekay LNG Partners L.P.
filed 2008-04-11
CIK 1308106

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
Roy Spires
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
Telephone: (441) 298-2530
Fax: (441) 292-3931
(Contact information for company contact person)
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
22,540,547 Common Units
14,734,572 Subordinated Units
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐      No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐      No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑      No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☑	Non-Accelerated Filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐     Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐      No ☑

TEEKAY LNG PARTNERS L.P.
INDEX TO REPORT ON FORM 20-F

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
In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:
•	our ability to make cash distributions on our units or any increases in quarterly distributions;

•	our future financial condition and results of operations and our future revenues and expenses;

•	growth prospects of the liquefied natural gas (LNG) and liquefied petroleum gas (LPG) shipping and oil tanker markets;

•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets;

•	the expected lifespan of a new LNG carrier, LPG carrier and Suezmax tanker;

•	estimated capital expenditures and the availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships with major LNG and LPG importers and exporters and major crude oil companies;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time charters with our LNG and LPG customers;

•	obtaining LNG and LPG projects that we or Teekay Corporation bid on or that Teekay Corporation has been awarded, including Teekay Corporation’s offer of the Kenai LNG vessels to the Partnership;

•	the expected timing of Teekay Corporation’s offer of the Angola LNG project vessels to the Partnership;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	expected purchases and deliveries of newbuilding vessels and commencement of service of newbuildings under long-term contracts;

•	the expected timing, amount and method of financing for the purchase of five of our existing Suezmax tankers;

•	our expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	anticipated taxation of our partnership and its subsidiaries; and

•	our business strategy and other plans and objectives for future operations.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to those factors discussed in Item 3: Key Information — Risk Factors, and other factors detailed from time to time in other reports we file with the SEC.

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
Item 3. Key Information
Selected Financial Data
The following tables present, in each case for the periods and as of the dates indicated, summary:
•
historical financial and operating data of Teekay Shipping Spain S.L. and its subsidiaries (or Teekay Spain), which was named Naviera F. Tapias S.A. prior to its acquisition by Teekay Corporation through its subsidiary Teekay Luxembourg S.a.r.l. (or Luxco), on April 30, 2004; and

•
historical financial and operating data of Teekay LNG Partners L.P. and its subsidiaries (sometimes referred to as the Partnership, we or us) since its initial public offering on May 10, 2005, in connection with which it acquired Luxco from Teekay Corporation.

The summary historical financial and operating data has been prepared on the following basis:
•
the historical financial and operating data of Teekay Spain excludes financial information related to three businesses previously held in separate subsidiaries and unrelated to the marine transportation of LNG and crude oil, which were disposed of prior to Teekay Corporation’s acquisition of Teekay Spain;

•
the historical financial and operating data of Teekay Spain as at and for the years ended December 31, 2002 and 2003 and the four months ended April 30, 2004 are derived from the audited consolidated financial statements of Teekay Spain;

•
the historical financial and operating data of Luxco as at December 31, 2004 and for the eight months ended December 31, 2004 and the period from January 1, 2005 to May 9, 2005 (or the 2005 Pre-IPO Period) reflect the acquisition of Teekay Spain by Teekay Corporation through Luxco and are derived from the audited consolidated financial statements of Luxco; and

•
the historical financial and operating data of Teekay LNG Partners L.P. as at December 31, 2005, 2006 and 2007, and for the periods from May 10, 2005 to December 31, 2005, and for the years ended December 31, 2006 and 2007 reflect its initial public offering and related acquisition of Luxco and are derived from the audited consolidated financial statements of the Partnership.

Our historical operating results include the historical results of Luxco for the nine months ended December 31, 2004 and the 2005 Pre-IPO Period. During these periods, Luxco had no revenues, expenses or income, or assets or liabilities, other than:
•	advances (including accrued interest) of $465.7 million as of December 31, 2004, from Teekay Corporation that Luxco used to purchase Teekay Spain and to prepay certain debt of Teekay Spain;

•	net interest expense related to the advances of $9.8 million and $7.3 million for the nine months ended December 31, 2004 and for the 2005 Pre-IPO Period, respectively;

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

Luxco’s results relate solely to the financing of the acquisition of Teekay Spain and repayment of Teekay Spain debt by Teekay Corporation and do not relate to the historical results of Teekay Spain. In addition, because the capital stock of Luxco and the advances from Teekay Corporation were contributed to us in connection with our initial public offering, these advances and their related effects were eliminated on consolidation in the periods subsequent to May 9, 2005. Consequently, certain of our historical financial and operating data for the 2005 Pre-IPO Period may not be comparable to subsequent periods.
The following tables should be read together with, and are qualified in their entirety by reference to, (a) “Item 5. Operating and Financial Review and Prospects,” included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the consolidated financial statements for the years ended December 31, 2007, 2006 and 2005, aggregated as follows:
Year ended December 31, 2007
•	January 1 to December 31, 2007
Year ended December 31, 2006
•	January 1 to December 31, 2006
Year ended December 31, 2005
•	January 1 to May 9, 2005

•	May 10 to December 31, 2005
Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

		2004		2005
		January 1	May 1	January 1	May 10
		to	to	to	to
		April 30,	December 31,	May 9,	December 31,
	2003	2004	2004	2005	2005	2006	2007
		(in thousands, except per unit and fleet data)
Income Statement Data:
Voyage revenues	$86,709	$40,718	$83,115	$50,129	$95,330	$182,773	$253,803

Operating expenses:
Voyage expenses (1)	4,911	1,842	3,090	251	407	2,030	1,197
Vessel operating expenses (2)	26,440	10,302	20,315	10,771	18,034	38,800	56,460
Depreciation and amortization	23,390	8,585	26,275	14,751	28,420	51,969	65,501
General and administrative	8,799	2,103	4,375	2,928	7,029	13,211	15,090

Total operating expenses	63,540	22,832	54,055	28,701	53,890	106,010	138,248

Income from vessel operations	23,169	17,886	29,060	21,428	41,440	76,763	115,555
Interest expense	(34,862)	(21,475)	(50,485)	(35,679)	(37,623)	(86,483)	(133,688)
Interest income	8,431	8,692	13,519	9,098	14,084	37,425	49,287

Foreign currency exchange gain (loss) (3)	(71,502)	18,010	(78,831)	52,295	29,524	(39,538)	(41,241)
Interest rate swaps gain (loss) (4)	14,715	3,985	—	—	—	—	—
Other income (loss) (5)	617	(10,934)	2,342	(17,927)	2,907	2,242	649

Net income (loss)	$(59,432)	$16,164	$(84,395)	$29,215	$50,332	$(9,591)	$(9,438)

General partner’s interest in net income	$—	$—	$—	$—	$9,665	$(191)	(189)
Limited partners’ interest:
Net income (loss)	(59,432)	16,164	(84,395)	29,215	40,667	(9,400)	(9,249)
Net income (loss) per:
Common unit (basic and diluted) (6)	(2.53)	0.69	(3.60)	1.24	1.45	(0.20)	(0.17)
Subordinated unit (basic and diluted) (6)	(2.53)	0.69	(3.60)	1.24	1.15	(0.38)	(0.35)
Total unit (basic and diluted) (6)	(2.53)	0.69	(3.60)	1.24	1.31	(0.28)	(0.24)
Cash distributions declared per unit	—	—	—	—	0.65	1.80	2.05

Balance Sheet Data (at end of period):
Cash and marketable securities	$22,533	$11,289	$156,410		$34,469	$28,871	$91,891
Restricted cash (7)	398,038	385,564	435,112		298,323	670,758	679,229
Vessels and equipment (8)	602,550	602,055	1,045,068		1,502,386	1,401,020	1,836,504
Total assets (7)(9)	1,069,081	1,021,695	1,885,366		2,070,815	2,531,413	3,226,811
Total debt and capital lease obligations (7)	1,129,426	1,072,379	1,853,869		1,248,136	1,574,642	2,263,347
Total stockholders’/partners’ equity (deficit)	(164,809)	(144,186)	(123,002)		769,139	718,497	699,363
Common units outstanding (6)	8,734,572	8,734,572	8,734,572	8,734,572	20,238,072	20,240,547	22,540,547
Subordinated units outstanding (6)	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$18,318	$14,808	$10,268	$11,867	$53,851	$83,049	$114,461
Financing activities	(277,616)	(25,846)	393,149	(159,845)	241,498	(352,627)	394,284
Investing activities	262,766	901	(258,198)	19,066	(288,378)	263,980	(445,725)
Other Financial Data:
Net voyage revenues (9)	$81,798	$38,876	$80,025	$49,878	$94,923	$180,743	$252,606
EBITDA (10)	(6,578)	36,887	(20,187)	73,195	99,381	90,869	140,902
Capital expenditures:
Expenditures for vessels and equipment	133,628	5,522	83,703	43,962	429,378	1,037	179,303
Expenditures for drydocking	4,711	—	4,085	—	3,489	3,693	3,724
Liquefied Gas Fleet Data:
Calendar-ship-days (11)	518	242	660	516	944	1,522	2,862

Average age of our fleet (in years at end of period)	0.8	1.2	1.1	1.4	2.1	2.5	2.5
Vessels at end of period	2.0	2.0	4.0	4.0	4.0	5.0	8.0
Suezmax Fleet Data:
Calendar-ship-days (11)	2,190	726	1,134	516	1,238	2,920	2,920

Average age of our fleet (in years at end of period)	6.3	6.6	3.2	3.6	3.0	4.0	5.0
Vessels at end of period	6.0	6.0	4.0	4.0	8.0	8.0	8.0

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)
Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. Our primary source for the foreign currency gains and losses is our Euro-denominated term loans, which totaled 318.5 million Euros ($377.4 million) at December 31, 2005, 311.6 million Euros ($411.3 million) at December 31, 2006, 304.3 million Euros ($444.0 million) at December 31, 2007.

(4)
We entered into interest rate swaps to hedge our interest rate risk from our floating-rate debt used to purchase our LNG carriers. To the extent the hedge is effective, changes in the fair value of our derivatives are recognized in “accumulated other comprehensive income (loss)” until the hedged item is recognized in income. The ineffective portion of our interest rate swap agreements is immediately recognized into income and is presented as interest expense.

(5)	The $17.9 million other loss in the period from January 1, 2005 to May 9, 2005 primarily resulted from a write-off of capitalized loan costs and a loss on cancellation of interest rate swaps.

(6)
Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) allocated to our general partner’s interest for periods subsequent to our initial public issuance date of common units on May 10, 2005, by the weighted-average number of units outstanding during the period. For periods prior to May 10, 2005, such units are deemed equal to the common and subordinated units received by Teekay Corporation in exchange for net assets it contributed to us in connection with the initial public offering.

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

		Year Ended December 31,
		2004		2005
				January 1	May 10
	Year Ended	January 1 to	May 1 to	to	to	Year Ended	Year Ended
	December 31,	April 30,	December 31,	May 9,	December 31,	December31,	December31,
	2003	2004	2004	2005	2005	2006	2007
Voyage revenues	$86,709	$40,718	$83,115	$50,129	$95,330	$182,773	$253,803
Voyage expenses	(4,911)	(1,842)	(3,090)	(251)	(407)	(2,030)	(1,197)

Net voyage revenues	$81,798	$38,876	$80,025	$49,878	$94,923	$180,743	$252,606

(10)	EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below:
•
Financial and operating performance. EBITDA assists our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our common units.

•
Liquidity. EBITDA allows us to assess the ability of assets to generate cash sufficient to service debt, pay distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as drydocking expenditures, working capital changes and foreign currency exchange gains and losses, EBITDA provides a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of our cash distribution policy. Use of EBITDA as a liquidity measure also permits investors to assess the fundamental ability of our business to generate cash sufficient to meet cash needs, including distributions on our common units.

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

		Year Ended December 31,
		2004		2005
	Year Ended	January 1 to	May 1 to	January 1 to	May 10 to	Year Ended	Year Ended
	December 31,	April 30,	December 31,	May 9,	December 31,	December 31,	December 31,
	2003	2004	2004	2005	2005	2006	2007
Reconciliation of “EBITDA” to “Net income (loss)”:
Net income (loss)	$(59,432)	$16,164	$(84,395)	$29,215	$50,332	$(9,591)	$(9,438)
Depreciation and amortization	23,390	8,585	26,275	14,751	28,420	51,969	65,501
Interest expense, net	26,431	12,783	36,966	26,581	23,539	49,058	84,401
Provision (benefit) for income taxes	3,033	(645)	967	2,648	(2,910)	(567)	438

EBITDA	$(6,578)	$36,887	$(20,187)	$73,195	$99,381	$90,869	$140,902

Reconciliation of “EBITDA” to “Net operating cash flow”:
Net operating cash flow	$18,318	$14,808	$10,268	$11,867	$53,851	$80,049	$114,461
Expenditures for drydocking	4,711	—	4,085	—	3,489	3,693	3,724
Interest expense, net	26,431	12,783	36,966	26,581	23,539	49,058	84,401
Gain(loss) on sale of assets	1,576	(11,837)	3,428	(15,282)	186	—	—
Change in working capital	(237)	(911)	(7,719)	(73)	(4,621)	4,142	(12,505)
Interest rate swaps gain(loss) and change in accounting principle	14,715	3,985	—	—	—	—	—
Foreign currency exchange gain (loss) and other, net	(72,092)	18,059	(67,215)	50,102	22,937	(46,073)	(49,179)

EBITDA	$(6,578)	$36,887	$(20,187)	$73,195	$99,381	$90,869	$140,902

EBITDA includes our foreign currency exchange and interest rate swap gains and losses, substantially all of which were unrealized, as follows:

		Year Ended December 31,
		2004		2005
	Year Ended	January 1 to	May 1 to	January 1 to	May 10 to	Year Ended	Year Ended
	December 31,	April 30,	December 31,	May 9,	December 31,	December 31,	December 31,
	2003	2004	2004	2005	2005	2006	2007
	(audited)	(audited)		(audited)		(audited)	(audited)
Foreign currency exchange gain (loss)	$(71,502)	$18,010	$(78,831)	$52,295	$29,524	$(39,538)	$(41,241)
Interest rate swaps gain (loss)	14,715	3,985	—	—	—	—	—

	$(56,787)	$21,995	$(78,831)	$52,295	$29,524	$(39,538)	$(41,241)

(11)	Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels were in our possession during that period.

Risk Factors
We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses.
We may not have sufficient cash available each quarter to pay the minimum quarterly distribution on our common units. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:
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
Our significant maintenance capital expenditures reduce the amount of cash we have available for distribution to our unitholders.

In addition, our actual maintenance capital expenditures vary significantly from quarter to quarter based on, among other things, the number of vessels drydocked during that quarter. Our partnership agreement requires our general partner to deduct estimated, rather than actual, maintenance capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus (as defined in our partnership agreement). The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee of our general partner’s board of directors at least once a year. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures — as we expect will be the case in the years we are not required to make expenditures for mandatory drydockings — the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus. If our general partner underestimates the appropriate level of estimated maintenance capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures begin to exceed our previous estimates.
We make substantial capital expenditures to expand the size of our fleet. We generally are required to make significant installment payments for acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage may increase or our unitholders may be diluted.
We make substantial capital expenditures to increase the size of our fleet, particularly the number of LNG and LPG carriers we own. We have agreed to purchase from Teekay Corporation its interests in a number of LNG newbuilding carriers and from I.M. Skaugen ASA (or Skaugen) three LPG carriers. Teekay Corporation is obligated to offer to us its interests in additional vessels. Please read Item 4: Information on the Partnership — Overview, History and Development, for additional information about some of these pending and proposed acquisitions. In addition, we are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from 2008 to 2011.
We and Teekay Corporation regularly evaluate and pursue opportunities to provide the marine transportation requirements for new or expanding LNG and LPG projects. Teekay Corporation currently has submitted bids to provide transportation solutions for LNG and LPG projects and we and Teekay Corporation may submit additional bids from time to time. The award process relating to LNG transportation opportunities typically involves various stages and takes several months to complete. Neither we nor Teekay Corporation may be awarded charters relating to any of the projects we or it pursues. If any LNG and LPG project charters are awarded to Teekay Corporation, it must offer them to us pursuant to the terms of an omnibus agreement entered into in connection with our initial public offering. If we elect pursuant to the omnibus agreement to obtain Teekay Corporation’s interests in any projects Teekay Corporation may be awarded, or if we bid on and are awarded contracts relating to any LNG and LPG project, we will need to incur significant capital expenditures to buy Teekay Corporation’s interest in these LNG and LPG projects or to build the LNG and LPG carriers.
To fund the remaining portion of existing or future capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to meet our minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make cash distributions.
A shipowner typically is required to expend substantial sums as progress payments during construction of a newbuilding, but does not derive any income from the vessel until after its delivery. If we were unable to obtain financing required to complete payments on any future newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made.
Our ability to grow may be adversely affected by our cash distribution policy.
Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash (as defined in our partnership agreement) each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.
Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.
As of December 31, 2007, our consolidated debt, capital lease obligations and advances from affiliates totaled $2.3 billion and we had the capacity to borrow an additional $431.0 million under our credit facilities. These facilities may be used by us for general partnership purposes. If we are awarded contracts for new LNG or LPG projects, our consolidated debt and capital lease obligations will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:
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

•	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.
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
In addition, some of our financing arrangements require us to maintain a minimum level of tangible net worth and a minimum level of aggregate liquidity, a maximum level of leverage and require one of our subsidiaries to maintain restricted cash deposits. Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. We might not have or be able to obtain sufficient funds to make these accelerated payments. In addition, our obligations under our existing credit facilities are secured by certain of our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.
Restrictions in our debt agreements may prevent us from paying distributions.
The payment of principal and interest on our debt and capital lease obligations reduces cash available for distribution to us and on our units. In addition, our financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:
•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

•	breach or lapse of any insurance with respect to vessels securing the facility;

•	breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	bankruptcy or insolvency events;

•	failure of any representation or warranty to be materially correct;

•	a change of control, as defined in the applicable agreement; and

•	a material adverse effect, as defined in the applicable agreement.

We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, time charter or vessel could result in a significant loss of revenues and cash flow.
We have derived, and believe that we will continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. Please see Item 18 — Financial Statements: Note 3 Segment Reporting.
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

If we lose a key LNG or LPG time charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most LNG and LPG time charters and the lack of an established LNG spot market. If we are unable to re-deploy an LNG carrier, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. In addition, if a customer exercises its right to purchase a vessel, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time charter.
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
We depend on Teekay Corporation to assist us in operating our business, competing in our markets, and providing interim financing for certain vessel acquisitions.
Pursuant to certain services agreements between us and certain of our operating subsidiaries, on the one hand, and certain subsidiaries of Teekay Corporation, on the other hand, the Teekay Corporation subsidiaries provide to us administrative services and to our operating subsidiaries significant operational services (including vessel maintenance, crewing for some of our vessels, purchasing, shipyard supervision, insurance and financial services) and other technical, advisory and administrative services. Our operational success and ability to execute our growth strategy depend significantly upon Teekay Corporation’s satisfactory performance of these services. Our business will be harmed if Teekay Corporation fails to perform these services satisfactorily or if Teekay Corporation stops providing these services to us.
Our ability to compete for the transportation requirements of LNG and LPG projects and to enter into new time charters and expand our customer relationships depends largely on our ability to leverage our relationship with Teekay Corporation and its reputation and relationships in the shipping industry. If Teekay Corporation suffers material damage to its reputation or relationships it may harm our ability to:
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

Teekay Corporation is also incurring all costs for the construction and delivery of certain newbuildings, which we refer to as “warehousing.” Upon their delivery, we will purchase all of the interest of Teekay Corporation in the vessels at a price that will reimburse Teekay Corporation for these costs and compensate it for its average weighted cost of capital on the construction payments. We may enter into similar arrangements with Teekay Corporation or third parties in the future. If Teekay Corporation or any such third party fails to make construction payments for these newbuildings or other vessels warehoused for us, we could lose access to the vessels as a result of the default or we may need to finance these vessels before they begin operating and generating voyage revenues, which could harm our business and reduce our ability to make cash distributions.
Our growth depends on continued growth in demand for LNG and LPG shipping.
Our growth strategy focuses on continued expansion in the LNG and LPG shipping sectors. Accordingly, our growth depends on continued growth in world and regional demand for LNG and LPG shipping, which could be negatively affected by a number of factors, such as:
•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increase in the cost of LPG relative to the cost of naphtha and other competing petrochemicals;

•
increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;

•	availability of new, alternative energy sources, including compressed natural gas; and

•	negative global or regional economic or political conditions, particularly in LNG and LPG consuming regions, which could reduce energy consumption or its growth.
Reduced demand for LNG and LPG shipping would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.
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
We compete for providing marine transportation services for potential LNG projects with a number of experienced companies, including state-sponsored entities and major energy companies affiliated with the LNG project requiring LNG shipping services. Many of these competitors have significantly greater financial resources than we do or Teekay Corporation does. We anticipate that an increasing number of marine transportation companies — including many with strong reputations and extensive resources and experience — will enter the LNG transportation sector. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.
Delays in deliveries of newbuildings could harm our operating results and lead to the termination of related time charters.
We have agreed to purchase various newbuilding vessels. The delivery of these vessels, or any other newbuildings we may order or otherwise acquire, could be delayed, which would delay our receipt of revenues under the time charters for the vessels. In addition, under some of our charters if our delivery of a vessel to our customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double, the hire rate during the delay. For prolonged delays, the customer may terminate the time charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.
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

Over time vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of a vessel, we may incur a loss.
Vessel values for LNG and LPG carriers and Suezmax oil tankers can fluctuate substantially over time due to a number of different factors, including:
•	prevailing economic conditions in natural gas, oil and energy markets;

•	a substantial or extended decline in demand for natural gas, LNG, LPG or oil;

•	increases in the supply of vessel capacity; and

•
the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulation or standards, or otherwise.

Vessel values may decline substantially from existing levels. If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance it, may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition.
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
In addition, LNG, LPG and oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport LNG, natural gas and oil to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of LNG or oil to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.
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
The operation of LNG and LPG carriers and oil tankers is inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, we do not carry insurance on our oil tankers covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. Teekay Corporation provides off-hire insurance for our LNG carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.
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
Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. We expect to incur substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures.
These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.
The United States Oil Pollution Act of 1990 (or OPA 90), for instance, allows for potentially unlimited liability for owners, operators and bareboat charterers for oil pollution and related damages in U.S. waters, which include the U.S. territorial sea and the 200-nautical mile exclusive economic zone around the United States, without regard to fault of such owners, operators and bareboat charterers. OPA 90 expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by many countries outside of the United States, imposes liability for oil pollution in international waters. In addition, in complying with OPA 90, regulations of the International Maritime Organization (or IMO), European Union directives and other existing laws and regulations and those that may be adopted, ship-owners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage.
OPA 90 does not preclude claimants from seeking damages for the discharge of oil and hazardous substances under other applicable law, including maritime tort law. Such claims could include attempts to characterize seaborne transportation of LNG or LPG as an ultra-hazardous activity, which attempts, if successful, would lead to our being strictly liable for damages resulting from that activity.
Various jurisdictions are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. For example, the United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. Certain exemptions promulgated by the Environmental Protection Agency (or EPA) under the Clean Water Act allow vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, a U.S. district court has invalidated the exemption. If the EPA does not successfully appeal the district court decision, we may be subject to ballast water treatment obligations that could increase the costs of operating in the United States.
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
A significant portion of our seafarers, and the seafarers employed by Teekay Corporation and its other affiliates that crew some of our vessels, are employed under collective bargaining agreements, which expire at varying times through 2008. The collective bargaining agreement for our Filipino LNG tanker crew members (covering four Spanish LNG tankers) has been renewed. The collective bargaining agreement for our Spanish Suezmax tanker crew members (covering five Spanish Suezmax tankers) and the collective bargaining agreement for our Spanish LNG tanker officers (covering four Spanish LNG tankers) expire at the end of 2008 and will be renegotiated during 2008. We may be subject to similar labor agreements in the future. Crew compensation levels under new or renegotiated collective bargaining agreements may exceed existing compensation levels, which would adversely affect our results of operations and cash flows. We may be subject to labor disruptions in the future if our relationships deteriorate with our seafarers or the unions that represent them. Our collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Teekay Corporation may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.
Our success depends in large part on Teekay Corporation’s ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. We expect crew costs to increase in 2008. If we are not able to increase our rates to compensate for any crew cost increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.
Due to our lack of diversification, adverse developments in our LNG or oil marine transportation businesses could reduce our ability to make distributions to our unitholders.
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
Teekay Corporation and its affiliates may engage in competition with us.
Teekay Corporation and its affiliates, including Teekay Offshore Partners L.P. (or Teekay Offshore), may engage in competition with us. Pursuant to an omnibus agreement between Teekay Corporation, Teekay Offshore, us and other related parties, Teekay Corporation, Teekay Offshore and their respective controlled affiliates (other than us and our subsidiaries) generally will agree not to own, operate or charter LNG carriers without the consent of our general partner. The omnibus agreement, however, allows Teekay Corporation, Teekay Offshore or any of such controlled affiliates to:
•
acquire LNG carriers and related time charters as part of a business if a majority of the value of the total assets or business acquired is not attributable to the LNG carriers and time charters, as determined in good faith by the board of directors of Teekay Corporation or the board of directors of Teekay Offshore’s general partner; however, if at any time Teekay Corporation or Teekay Offshore completes such an acquisition, it must offer to sell the LNG carriers and related time charters to us for their fair market value plus any additional tax or other similar costs to Teekay Corporation or Teekay Offshore that would be required to transfer the LNG carriers and time charters to us separately from the acquired business; or

•
own, operate and charter LNG carriers that relate to a bid or award for a proposed LNG project that Teekay Corporation or any of its subsidiaries has submitted or hereafter submits or receives; however, at least 180 days prior to the scheduled delivery date of any such LNG carrier, Teekay Corporation must offer to sell the LNG carrier and related time charter to us, with the vessel valued at its “fully-built-up cost,” which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Corporation to acquire or construct and bring such LNG carrier to the condition and location necessary for our intended use, plus a reasonable allocation of overhead costs related to the development of such a project and other projects that would have been subject to the offer rights set forth in the omnibus agreement but were not completed.

If we decline the offer to purchase the LNG carriers and time charters described above, Teekay Corporation or Teekay Offshore may own and operate the LNG carriers, but may not expand that portion of its business.
In addition, pursuant to the omnibus agreement, Teekay Corporation, Teekay Offshore or any of their respective controlled affiliates (other than us and our subsidiaries) may:
•
acquire, operate or charter LNG carriers if our general partner has previously advised Teekay Corporation or Teekay Offshore that the board of directors of our general partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the carriers;

•	acquire up to a 9.9% equity ownership, voting or profit participation interest in any publicly traded company that owns or operate LNG carriers; and

•	provide ship management services relating to LNG carriers.
If there is a change of control of Teekay Corporation or Teekay Offshore, the non-competition provisions of the omnibus agreement may terminate, which termination could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Our general partner and its other affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to those of unitholders.
Teekay Corporation, which owns and controls our general partner, indirectly owns the 2% general partner interest and currently owns a 61.7% limited partner interest in us. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:
•
neither our partnership agreement nor any other agreement requires our general partner or Teekay Corporation to pursue a business strategy that favors us or utilizes our assets, and Teekay Corporation’s officers and directors have a fiduciary duty to make decisions in the best interests of the stockholders of Teekay Corporation, which may be contrary to our interests;

•	the executive officers and three of the directors of our general partner also currently serve as executive officers or directors of Teekay Corporation;

•
our general partner is allowed to take into account the interests of parties other than us, such as Teekay Corporation, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•
our general partner has limited its liability and reduced its fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, all as set forth in our partnership agreement;

•
our general partner determines the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•
in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions (in each case to affiliates to Teekay Corporation) or to accelerate the expiration of the subordination period applicable to our subordinated units;

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
Certain of our lease arrangements contain provisions whereby we have provided a tax indemnification to third parties.
We are the lessee under 30-year capital lease arrangements with a third party for three LNG carriers. Under the terms of these capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect or there is a change in the applicable tax legislation, the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. However, the terms of the lease arrangements enable us to terminate the lease arrangement on a voluntary basis at any time. In the event of an early termination of the lease arrangements, we may be obliged to pay termination sums to the lessor sufficient to repay its investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of tax depreciation, if any.
In addition, the subsidiaries of the Teekay Tangguh Joint Venture have entered into lease arrangements with a third party for two LNG carriers, and we expect to purchase Teekay Corporation’s interest in the Teekay Tangguh Joint Venture in November 2008. The terms of the lease arrangements provide similar tax and change of law risk assumption by the Teekay Tangguh Joint Venture as we have with the three LNG carriers above.
Item 4. Information on the Partnership
A. Overview, History and Development
Overview and History
We are an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. We were formed on November 3, 2004 by Teekay Corporation, the world’s largest owner and operator of medium-sized crude oil tankers, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG carriers under long-term, fixed-rate charters. In December 2006, we announced that we would be acquiring upon their deliveries in 2008 and 2009 three LPG newbuilding carriers. LPG is a by-product of natural gas separation and crude oil refining. We believe LPG transportation services are a natural extension of our core LNG transportation business. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we expand our LNG and LPG operations. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue growth opportunities in the LNG and LPG shipping sector. As of December 31, 2007, Teekay Corporation, which owned and controls our general partner, owned a 63.7% interest in us, including a 2% general partner interest.
As of April 1, 2008, our fleet, excluding newbuildings, consisted of nine LNG carriers (including two carriers acquired April 1), eight Suezmax class crude oil tankers and one LPG carrier, all of which are double-hulled. Our fleet is young, with an average age of approximately six years for our LNG carriers, approximately five years for our Suezmax tankers, and approximately eight years for our LPG carrier, compared to world averages of 12 years, 9 years, and 18 years, respectively, as of December 31, 2007.
Our vessels operate under long-term, fixed-rate time charters with major energy and utility companies. The average remaining term for these charters is approximately 15 years for our LNG carriers, approximately 12 years for our Suezmax tankers, and eight years for our LPG carrier, subject, in certain circumstances, to termination or vessel purchase rights.
Our fleet of existing LNG carriers currently has approximately 1.16 million cubic meters of total capacity, which will increase to approximately 2.34 million cubic meters by 2011 upon delivery of the four RasGas 3 and the two Tangguh newbuilding carriers described below. The aggregate capacity of our Suezmax tanker fleet is 1,252,700 deadweight tones (dwt). Upon delivery of the three LPG newbuilding carriers mentioned above, our fleet of LPG carriers will increase to approximately 35,898 cubic meters.

Our original fleet was established by Naviera F. Tapias S.A. (or Tapias), a private Spanish company founded in 1991 to ship crude oil. Tapias began shipping LNG with the acquisition of its first LNG carrier in 2002. Teekay Corporation acquired Tapias in April 2004 and changed its name to Teekay Shipping Spain S.L. (or Teekay Spain). As part of the acquisition, Teekay Spain retained its senior management, including its chief executive officer, and other personnel, who continue to manage the day-to-day operations of Teekay Spain with input on strategic decisions from our general partner. Teekay Spain also obtains strategic consulting, advisory, ship management, technical and administrative services from affiliates of Teekay Corporation.
We were formed in connection with our initial public offering. Upon the closing of that offering on May 10, 2005, we acquired Teekay Spain, among other assets, and began operating as a publicly traded limited partnership.
We are incorporated under the laws of the Republic of The Marshall Islands as Teekay LNG Partners L.P. and maintain our principal executive headquarters at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530.
Recent LNG Carrier Acquisition
In December 2007, Teekay Corporation acquired two 1993-built LNG carriers (or the Kenai LNG Carriers) from a joint venture between Marathon Oil Corporation and ConocoPhillips for a total cost of $230 million and chartered back the vessels to the sellers until April 2009 (with options exercisable by the charterers to extend up to an additional seven years). The specialized ice-strengthened vessels were purpose-built to carry LNG from Alaska’s Kenai LNG plant to Japan. Teekay Corporation offered these vessels to us in accordance with the omnibus agreement entered into in connection with our initial public offering of common units. On April 1, 2008, we acquired these vessels from Teekay Corporation for a total cost of $230 million and immediately chartered the vessels back to Teekay Corporation for a period of ten years (plus options exercisable by Teekay to extend up to an additional fifteen years). We have financed the acquisition with borrowings under our revolving credit facilities.
Agreement to Purchase Tangguh and RasGas 3 Interests
On November 1, 2006, we agreed to acquire from Teekay Corporation its interest in the following two LNG projects described below. The purchases will occur upon the deliveries of the first newbuildings for each project, which are scheduled for April and November 2008, respectively. The estimated purchase price (net of assumed debt) for Teekay Corporation’s 70% interest in the Tangguh LNG project and its 40% interest in the RasGas 3 LNG project is $80.3 million and $104.7 million, respectively:
•
Tangguh LNG Project. Teekay Corporation was awarded a 70% interest in two LNG carriers and related 20-year, fixed-rate time charters to service the Tangguh LNG project in Indonesia. The customer will be The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Corporation has contracted to construct two double-hulled LNG carriers of 155,000 cubic meters each (or the Tangguh LNG Carriers) at a total delivered cost of approximately $376.9 million, excluding capitalized interest, of which we will be responsible for 70%. The charters will commence upon vessel deliveries, which are scheduled for November 2008 and January 2009. We will have operational responsibility for the vessels in this project. The remaining 30% interest in the joint venture relating to this project (or the Teekay Tangguh Joint Venture) is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk.

•
RasGas 3 LNG Project. Teekay Corporation was awarded a 40% interest in four LNG carriers and related 25-year, fixed-rate time charters (with options to extend up to an additional 10 years) to service expansion of an` LNG project in Qatar. The customer will be Ras Laffan Liquefied Natural Gas Co. Limited (3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation. Teekay Corporation has contracted to construct four double-hulled LNG carriers of 217,000 cubic meters each (or the RasGas 3 LNG Carriers) at a total delivered cost of approximately $1.0 billion, excluding capitalized interest, of which we will be responsible for 40%. The charters will commence upon vessel deliveries, which are scheduled for the first half of 2008, commencing in April 2008. The remaining 60% interest in the joint venture relating to this project (or the RasGas 3 Joint Venture) will be held by Qatar Gas Transport Company Ltd. (Nakilat). We will have operational responsibility for the vessels in this project, although our partner may assume operational responsibility beginning 10 years following delivery of the vessels.

Other Upcoming and Potential Projects
In December 2006, we agreed to acquire three LPG carriers (or the Skaugen LPG Carriers) from I.M. Skaugen ASA (or Skaugen) for approximately $29.3 million per vessel. The vessels are currently under construction and are expected to deliver between mid-2008 and mid-2009. We will acquire the vessels upon their deliveries and finance the acquisition of these vessels through existing or incremental debt, surplus cash balances, issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered at fixed rates for 15 years to Skaugen, which engages in the marine transportation of petrochemical gases and LPG, and the lightering of crude oil.
In July 2007, Teekay Corporation announced that a consortium in which it has a 33% ownership interest had signed a letter of intent to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. Final award of the charter contract was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. In accordance with the omnibus agreement, Teekay Corporation is required to offer to us its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the newbuilding LNG carriers.

B. Operations
Our Charters
We generate revenues by charging customers for the transportation of their LNG, LPG and crude oil using our vessels. Historically, we generally have provided these services under the following basic types of contractual relationships:
•
Time charters, where vessels are chartered to customers for a fixed period of time at rates that are generally fixed but may contain a variable component based on inflation, interest rates or current market rates; and

•	Voyage charters, which are charters for shorter intervals, usually a single round trip, that are priced on a current, or “spot,” market rate.
During 2007, 2006, and 2005, we derived 100.0% of our revenues from time charters. During these periods, all our vessels were employed on long-term time charters. We do not anticipate earning revenues from voyage charters in the foreseeable future.
“Hire” rate refers to the basic payment from the customer for the use of a vessel. Hire is payable monthly, in advance, in U.S. Dollars or Euros, as specified in the charter. The hire rate generally includes two components — a capital cost component and an operating expense component. The capital component typically approximates the amount we are required to pay under vessel financing obligations and, for all but three of our existing Suezmax tankers, adjusts for changes in the floating interest rates relating to the underlying vessel financing. The operating component, which adjusts annually for inflation, is intended to compensate us for vessel operating expenses and provide us a profit.
The time charters for three of our Suezmax tankers include a fixed monthly rate for their initial 12-year term, which increases the initial term for any extensions. These time charters do not include separately identified capital or operating components or adjust for inflation.
For most of our charters, other than the charters for the three RasGas II vessels and the ConocoPhillips Tankers, we earn a profit from a margin built into the operating component. Under other charters, this margin is built into the capital component.
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
When a vessel is “off-hire"—or not available for service—generally the customer is not required to pay the hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel will be deemed to be off-hire if it is in drydock. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. In addition, a vessel generally will be deemed off-hire if there is a loss of time due to, among other things: operational deficiencies; equipment breakdowns; delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.
Liquefied Gas Segment
LNG Carriers
The LNG carriers in our liquefied gas segment compete in the LNG market. LNG carriers are usually chartered to carry LNG pursuant to time charter contracts, where a vessel is hired for a fixed period of time, usually between 20 and 25 years, and the charter rate is payable to the owner on a monthly basis. LNG shipping historically has been transacted with long-term, fixed-rate time charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Although most shipping requirements for new LNG projects continue to be provided on a long-term basis, spot voyages (typically consisting of a single voyage) and short-term time charters of less than 12 months duration have grown from 1% of the market in 1992 to approximately 13% in 2006.
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

Most new vessels, including all of our vessels, are being built with a membrane containment system. These systems are built inside the carrier and consist of insulation between thin primary and secondary barriers that are designed to accommodate thermal expansion and contraction without overstressing the membrane. New LNG carriers are generally expected to have a lifespan of approximately 35 to 40 years. Unlike the oil tanker industry, there currently are no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2007, our LNG carriers had an average age of approximately three years, compared to the world LNG carrier fleet average age of approximately 12 years. In addition, as at that date, there were approximately 254 vessels in the world LNG fleet and approximately 136 additional LNG carriers under construction or on order for delivery through 2011.
The following table provides additional information about our LNG vessels as of December 31, 2007, other than for Kenai LNG Carriers (the Arctic Spirit and the Polar Spirit), which we acquired on April 1, 2008.

Vessel	Capacity	Delivery	Our Ownership	Charterer	Remaining Charter Term (1)
	(cubic meters)
Operating LNG carriers:
Hispania Spirit	140,500	2002	100%	Repsol YPF	16 years (5)
Catalunya Spirit	138,000	2003	100%	Gas Natural SDG	17 years (5)
Galicia Spirit	140,500	2004	100%	Uniòn Fenosa Gas	23 years (6)
Madrid Spirit	138,000	2004	Capital lease (2)	Repsol YPF	18 years (5)
Al Marrouna	140,500	2006	Capital lease (2)	RasGas II	19 years (7)
Al Areesh	140,500	2007	Capital lease (2)	RasGas II	19 years (7)
Al Daayen	140,500	2007	Capital lease (2)	RasGas II	19 years (7)
Arctic Spirit	89,880	1993	100%	Teekay Corporation	10 years (7)
Polar Spirit	89,880	1993	100%	Teekay Corporation	10 years (7)

Newbuildings:
Hull No. 1643	217,300	2008	Teekay-owned (3)	RasGas 3	25 years (5)
Hull No. 1644	217,300	2008	Teekay-owned (3)	RasGas 3	25 years (5)
Hull No. 1645	217,300	2008	Teekay-owned (3)	RasGas 3	25 years (5)
Hull No. 1646	217,300	2008	Teekay-owned (3)	RasGas 3	25 years (5)
Hull No. 1780	155,000	2008	Teekay-owned (4)	Tangguh	20 years
Hull No. S298	155,000	2009	Teekay-owned (4)	Tangguh	20 years

Total Capacity:	2,337,460

(1)	Each of our time charters are subject to certain termination and purchase provisions.

(2)	We lease the vessel under a tax lease arrangement. Please read Item 18 — Financial Statements: Note 4 — Leases and Restricted Cash.

(3)
These newbuilding vessels are currently owned by subsidiaries of Teekay Corporation. Upon the delivery of the first vessel, we will purchase Teekay Corporation’s 40% interest in the RasGas 3 Joint Venture (Teekay Nakilat (III) Corporation), which owns the vessels. Until delivery, Teekay Corporation has agreed to finance the construction of these three vessels, which allows us to defer our need to finance them. The delivery dates for the newbuildings are based on current shipyard schedules. Please read Item 18 — Financial Statements: Note 12(j) — Related Party Transactions and Note 14(a) — Commitments and Contingencies.

(4)
These newbuilding vessels are currently owned by subsidiaries of Teekay Corporation. Upon the delivery of the first vessel, we will purchase Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture (Teekay BLT Corporation), which owns the vessels. Until delivery, Teekay Corporation has agreed to finance the construction of these three vessels, which allows us to defer our need to finance them. The delivery dates for the newbuildings are based on current shipyard schedules. Upon delivery of the vessels, subsidiaries of the Teekay Tangguh Joint Venture will lease the vessels to Everest Leasing Company Limited (“Everest”) for a period of 20 years under a tax lease arrangement. Simultaneously, Everest will lease the vessels back to other subsidiaries of the Teekay Tangguh Joint Venture for a period of 20 years. Please read Item 18 — Financial Statements: Note 12(i) — Related Party Transactions and Note 14(a) — Commitments and Contingencies.

(5)	The charterer has two options to extend the term for an additional five years each.

(6)	The charterer has one option to extend the term for an additional five years.

(7)	The charterer has three options to extend the term for an additional five years each.
Repsol YPF, Gas Natural SDG and Unión Fenosa Gas, S.A. accounted for 34%, 18% and 16% of our revenues in 2005, 27%, 13% and 13% of our revenues in 2006, and 20%, 12% and 10% of our revenues in 2007, respectively. No other LNG customer accounted for 10% or more of our revenues during any of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.
Each LNG carrier that is owned by us (or that we have agreed to purchase from Teekay Corporation), is encumbered by a mortgage relating to the vessel’s financing. Each of the Madrid Spirit, Al Marrouna, Al Areesh and Al Daayen is considered to be a capital lease. Please read Item 18 — Financial Statements: Note 4 — Leases and Restricted Cash.

LPG Carriers
LPG shipping involves the transportation of three main categories of cargo: liquid petroleum gases including propane, butane and ethane; petrochemical gases including ethylene, propylene and butadiene; and ammonia.
As of December 31, 2007, the worldwide LPG tanker fleet consisted of approximately 1,075 vessels with an average age of approximately 18 years and approximately 200 additional LPG vessels were on order for delivery through 2011. LPG carriers range in size from approximately 500 to approximately 70,000 cubic meters (or cbm). Approximately 60% of the worldwide fleet is less than 5,000 cbm. New LPG carriers are generally expected to have a lifespan of approximately 30 to 35 years.
LPG carriers are mainly chartered to carry LPG on time charters of three to five years, on contracts of affreightment or spot voyage charters. The two largest consumers of LPG are residential users and the petrochemical industry. Residential users, particularly in developing regions where electricity and gas pipelines are not developed, do not have fuel switching alternatives and generally are not LPG price sensitive. The petrochemical industry, however, has the ability to switch between LPG and other feedstock fuels depending on price and availability of alternatives.
The following table provides additional information about our LPG vessels as of December 31, 2007:

Vessel	Capacity	Delivery	Ownership	Charterer	Remaining Charter Term
	(cubic meters)
Operating LPG carriers:
Dania Spirit	7,392	2000	100%	Statoil ASA	8 years

Newbuildings:
Hull No. WZL 0501 (1)	9,650	2008	100%	I.M. Skaguen ASA	15 years
Hull No. WZL 0502 (1)	9,650	2009	100%	I.M. Skaguen ASA	15 years
Hull No. WZL 0503 (1)	9,206	2009	100%	I.M. Skaguen ASA	15 years

Total Capacity:	35,898

(1)	In December 2006, we agreed to acquire three LPG carriers from I.M. Skaugen ASA for approximately $29.3 million per vessel. We will acquire the vessels upon their deliveries in 2008 and 2009.
Suezmax Tanker Segment
Oil has been the world’s primary energy source for decades. Seaborne crude oil transportation is a mature industry. The two main types of oil tanker operators are major oil companies (including state-owned companies) that generally operate captive fleets, and independent operators that charter out their vessels for voyage or time-charter use. Most conventional oil tankers controlled by independent fleet operators are hired for one or a few voyages at a time at fluctuating market rates based on the existing tanker supply and demand. These charter rates are extremely sensitive to this balance of supply and demand, and small changes in tanker utilization have historically led to relatively large short-term rate changes. Long-term, fixed-rate charters for crude oil transportation, such as those applicable to our Suezmax tanker fleet, are less typical in the industry. As used in this discussion, “conventional” oil tankers exclude those vessels that can carry dry bulk and ore, tankers that currently are used for storage purposes and shuttle tankers that are designed to transport oil from offshore production platforms to onshore storage and refinery facilities.
Oil tanker demand is primarily a function of several factors, including the locations of oil production, refining and consumption and world oil demand and supply, while oil tanker supply is primarily a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage.
The majority of crude oil tankers range in size from approximately 80,000 to approximately 320,000 dwt. Suezmax tankers, which typically range from 120,000 to 200,000 dwt, are the mid-size of the various primary oil tanker types, typically sized from 120,000 to 200,000 dwt. As of December 31, 2007, the world tanker fleet included 314 conventional Suezmax tankers, representing approximately 13% of worldwide oil tanker capacity, excluding tankers under 10,000 dwt.
As of December 31, 2007, our Suezmax tankers had an average age of approximately five years, compared to the average age of nine years for the world Suezmax conventional tanker fleet. New Suezmax tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, United States and international regulations require the phase-out of double-hulled vessels by 25 years. All of our Suezmax tankers are double-hulled.

The following table provides additional information about our Suezmax oil tankers as of December 31, 2007.

Tanker	Capacity	Delivery	Our Ownership	Charterer	Remaining Charter Term
	(dwt)
Operating Suezmax tankers:
Tenerife Spirit	159,500	2000	Capital lease (1)	CEPSA	13 years (2)
Algeciras Spirit	159,500	2000	Capital lease (1)	CEPSA	13 years (2)
Huelva Spirit	159,500	2001	Capital lease (1)	CEPSA	14 years (2)
Teide Spirit	159,500	2004	Capital lease (1)	CEPSA	17 years (2)
Toledo Spirit	159,500	2005	Capital lease (1)	CEPSA	18 years (2)
European Spirit	151,800	2003	100%	ConocoPhillips	8 years (3)
African Spirit	151,700	2003	100%	ConocoPhillips	8 years (3)
Asian Spirit	151,700	2004	100%	ConocoPhillips	8 years (3)

Total Capacity:	1,252,700

(1)
We are the lessee under a capital lease arrangement and are required to purchase the vessel approximately seven years after the commencement of the capital lease, which we expect to accomplish by assuming the existing vessel financing. Please read Item 18 — Financial Statements: Note 4 — Leases and Restricted Cash.

(2)
CEPSA has the right to terminate the time charter 13 years after the original delivery date, in which case we are generally expected to sell the vessel, subject to our right of first refusal to purchase the vessel.

(3)
The term of the time charter is 12 years from the original delivery date, which may be extended at the customer’s option for up to an additional six years. In addition, the customer has the right to terminate the time charter upon notice and payment of a cancellation fee. Either party also may require the sale of the vessel to a third party at any time, subject to the other party’s right of first refusal to purchase the vessel.

CEPSA accounted for 30%, 30% and 21% of our 2005, 2006 and 2007 revenues, respectively. We also derived 16% and 11% of our revenues in 2006 and 2007 from ConocoPhillips. No other Suezmax tanker customer accounted for 10% or more of our revenues during either of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.
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
•
Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. LNG and LPG project operators seek LNG and LPG transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We seek to leverage our own and Teekay Corporation’s operational expertise to create a sustainable competitive advantage with consistent delivery of superior customer service.

•
Manage our Suezmax tanker fleet to provide stable cash flows. The remaining terms for our existing long-term Suezmax tanker charters are 8 to 18 years. We believe the fixed-rate time charters for our oil tanker fleet provide us stable cash flows during their terms and a source of funding for expanding our LNG and LPG operations. Depending on prevailing market conditions during and at the end of each existing charter, we may seek to extend the charter, enter into a new charter, operate the vessel on the spot market or sell the vessel, in an effort to maximize returns on our Suezmax fleet while managing residual risk.

Safety, Management of Ship Operations and Administration
Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. In 2007 we introduced a behavior-based safety program called “Safety in Action” to further enhance the safety culture in our fleet. We are also committed to reducing our emissions and waste generation.
Teekay Corporation, through its subsidiaries, assists us in managing our ship operations. Teekay Corporation has achieved certification under the standards reflected in International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, Occupational Health and Safety Advisory Services 18001 for Occupational Health and Safety, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis. As part of Teekay Corporation’s compliance with the International Safety Management (or ISM) Code, all of our vessels’ safety management certificates are maintained through ongoing internal audits performed by our certified internal auditors and intermediate external audits performed by the classification society Det Norske Veritas. Subject to satisfactory completion of these internal and external audits, certification is valid for five years.
We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets.
In addition to our operational experience, Teekay Corporation’s in-house global shore staff performs, through its subsidiaries, the full range of technical, commercial and business development services for our LNG and LPG operations. This staff also provides administrative support to our operations in finance, accounting and human resources. We believe this arrangement affords a safe, efficient and cost-effective operation.
Critical ship management functions that Teekay Corporation provides to us through its Teekay Marine Services division located in various offices around the world include:
•	vessel maintenance;

•	crewing;

•	purchasing;

•	shipyard supervision;

•	insurance; and

•	financial management services.
These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management.
In addition, Teekay Corporation’s day-to-day focus on cost control is applied to our operations. In 2003, Teekay Corporation and two other shipping companies established a purchasing alliance, Teekay Bergesen Worldwide, which leverages the purchasing power of the combined fleets, mainly in such commodity areas as lube oils, paints and other chemicals. Through our arrangements with Teekay Corporation, we benefit from this purchasing alliance.
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
We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather. Protection and indemnity insurance indemnifies us against liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism) and, for our LNG carriers, loss of revenues resulting from vessel off-hire time due to a marine casualty. Teekay Corporation provides this off-hire insurance for our LNG carriers. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot assure that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution.

We use in our operations Teekay Corporation’s thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations. We believe we benefit from Teekay Corporation’s commitment to safety and environmental protection as certain of its subsidiaries assist us in managing our vessel operations.
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
In addition to the classification inspections, many of our customers regularly inspect our vessels as a condition to chartering, and regular inspections are standard practice under long-term charters.
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
To achieve our vessel structural integrity objective, we use a comprehensive “Structural Integrity Management System” developed by Teekay Corporation. This system is designed to closely monitor the condition of our vessels and to ensure that structural strength and integrity are maintained throughout a vessel’s life.
Teekay Corporation, which assists us in managing our ship operations through its subsidiaries, has obtained approval for its safety management system as being in compliance with the ISM Code. To maintain compliance, the system is audited regularly by either the vessels’ flag state or, when nominated by the flag state, a classification society. Certification is valid for five years subject to satisfactorily completing internal and external audits.
Properties
Other than our vessels, we do not have any material property.
Organizational Structure
Our sole general partner is Teekay GP L.L.C., which is a wholly owned subsidiary of Teekay Corporation. Teekay Corporation also controls its public subsidiaries Teekay Offshore Partners L.P. (NYSE: TOO) and Teekay Tankers Ltd. (NYSE: TNK).

The following is a list of our significant subsidiaries as at December 31, 2007:

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
We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater inspection and safety requirements on all vessels in the LNG and LPG carrier and oil tanker markets and will accelerate the scrapping of older vessels throughout these markets.
Regulation — International Maritime Organization (or IMO)
The IMO is the United Nations’ agency for maritime safety. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates, but not by the United States. Under IMO regulations, an oil tanker must be of double-hull construction, be of a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker:
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
Environmental Regulations — The United States Regulations
The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (or OPA 90) and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, bareboat charterers, and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States.
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
OPA 90 limits the liability of responsible parties. Effective as of October 9, 2006, the limit for double-hulled tank vessels was increased to the greater of $1,900 per gross ton or $16 million per double-hulled tanker per incident, subject to possible adjustment for inflation. These limits of liability would not apply if the incident were proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. In addition, CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. We currently maintain for each of our vessel’s pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.
Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in United States waters must be built with double-hulls. All of our existing tankers are, and all of our newbuildings will be, double-hulled.
In December 1994, the United States Coast Guard (or Coast Guard) implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the then applicable OPA limitation on liability of $1,200 per gross ton with the CERCLA, liability limit of $300 per gross ton. The financial responsibility limits have not been increased to comport with the amended statutory limits of OPA. However, the Coast Guard has issued a notice of policy change indicating its intention to change the financial responsibility regulations accordingly. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to agency approval. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA.
The Coast Guard’s regulations concerning certificates of financial responsibility (or COFR) provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes COFR. In addition, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided COFR under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. The Coast Guard has indicated that it intends to propose a rule that would increase the required amount of such COFRs to $2,200 per gross ton to reflect the higher limits on liability imposed by OPA 90, as described above.
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
OPA 90 and CERCLA do not preclude claimants from seeking damages resulting from the discharge of oil and hazardous substances under other applicable law, including maritime tort law. Such claims could include attempts to characterize the transportation of LNG or LPG aboard a vessel as an ultra-hazardous activity under a doctrine that would impose strict liability for damages resulting from that activity. The application of this doctrine varies by jurisdiction. There can be no assurance that a court in a particular jurisdiction will not determine that the carriage of oil or LNG or LPG aboard a vessel is an ultra-hazardous activity, which would expose us to strict liability for damages we cause to injured parties even when we have not acted negligently.
Environmental Regulation — Other Environmental Initiatives
Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil (not LNG or LPG) as cargo, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $7.4 million plus approximately $1,040 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $148 million per vessel and the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC.
In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships (or Annex VI) to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as halons, chlorofluorocarbons, emissions of volatile compounds from cargo tanks and prohibition of shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We plan to operate our vessels in compliance with Annex VI. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.
In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency (or EPA), have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the discharge of ballast water and the discharge of bunkers as potential pollutants (OPA 90 applies to discharges of bunkers and/or cargoes).
The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above. Pursuant to regulations promulgated by the EPA in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court in that action issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date.

The EPA has appealed this decision. Oral arguments on this appeal were heard by the Ninth Circuit Court of Appeals on August 14, 2007. No decision has yet been issued. If the exemption is repealed, we would be subject to the Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the costs of operating in the United States. For example, this ruling could require the installation of equipment on our vessels to treat ballast water before it is discharged, require the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and otherwise restrict our vessels traffic in U.S. waters.
Vessel Security Regulation
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. The United States implemented ISPS with the adoption of the Maritime Transportation Security Act of 2002 (or MTSA), which requires vessels entering U.S. waters to obtain certification of plans to respond to emergency incidents there, including identification of persons authorized to implement the plans. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and MTSA.
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
United States Taxation
This section is based upon provisions of the U.S. Internal Revenue Code of 1986 (or the IRC) as in effect on March 31, 2008, existing final, temporary and proposed regulations there under and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we”, “our” or “us” are references to Teekay LNG Partners L.P. and its direct or indirect wholly owned subsidiaries that have properly elected to be disregarded as entities separate from Teekay LNG Partners L.P. for U.S. federal tax purposes.
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
Section 7704 of the IRC provides that publicly traded partnerships will, as a general rule, be treated as corporations for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships whose “qualifying income” represents 90% or more of their gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including LNG. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We received a ruling from the IRS that we requested in connection with our initial public offering to the effect that the income we derive from transporting LNG, LPG and crude oil pursuant to time charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively. Time charters through which we derive income from transporting LNG and crude oil entered into subsequent to our initial public offering are substantially similar to those existing at the time of our initial public offering.
We estimate that less than 5% of our current income is not qualifying income and, accordingly, we believe we will be classified as a partnership for U.S. federal income tax purposes.
THE REMAINING DISCUSSION OF U.S. TAXATION IN ITEM 4 (PART D) APPLIES ONLY IF WE BECOME CLASSIFIED AS A CORPORATION
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
The 4% Gross Basis Tax. We may be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross income (without benefit of deductions) attributable to transportation that begins or ends (but not both) in the United States, unless we are eligible for an exemption under an applicable tax treaty or the Section 883 Exemption applies (as more fully described below under “— The Section 883 Exemption”) and we file a U.S. federal income tax return to claim that exemption. For this purpose, gross income attributable to transportation (or transportation income) includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes time charter or bareboat charter income. The U.S. source portion of our transportation income is deemed to be 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of the transportation income attributable to such voyages is subject to U.S. federal income tax. Although the entire amount of transportation income from voyages that begin and end in the United States would be fully taxable in the United States, we currently do not expect to have any transportation income from voyages that begin and end in the United States; however, there is no assurance that such voyages will not occur.
Net Income Tax and Branch Tax Regime. We currently do not expect to have a fixed place of business in the United States. Nonetheless, if this were to change or we otherwise were treated as having such a fixed place of business involved in earning U.S. source transportation income, such transportation income may be treated as effectively connected with the conduct of a trade or business in the United States if substantially all of our U.S. source transportation income were attributable to regularly scheduled transportation. We do not believe that we earn U.S. source transportation income that is attributable to regularly scheduled transportation. Any income that we earn that is treated as U.S. effectively connected income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35%), unless the Section 883 Exemption (as discussed below) applied. The 4% U.S. federal income tax described above is inapplicable to U.S. effectively connected income.
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
The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, in the event we were treated as a corporation for U.S. federal income tax purposes, our U.S. Source International Shipping Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes), would be exempt from U.S. federal income taxation provided we meet the Ownership Test. We believe that we should satisfy the Ownership Test. However, the determination of whether we will satisfy the Ownership Test at any given time depends upon a multitude of factors, including Teekay Corporation’s ownership of us, whether Teekay Corporation’s stock is publicly traded, the concentration of ownership of Teekay Corporation’s own stock and the satisfaction of various substantiation and documentation requirements. There can be no assurance that we would satisfy these requirements at any given time and thus that our U.S. Source International Shipping Income would be exempt from U.S. federal income taxation by reason of Section 883 in any of our taxable years if we were treated as a corporation.
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
Consequences of Possible Controlled Foreign Corporation Classification. If more than 50% of either the total combined voting power of our outstanding units entitled to vote or the total value of all of our outstanding units were owned, actually or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, actually or constructively, 10% or more of the total combined voting power of our outstanding units entitled to vote (each a “10% U.S. shareholder”), we could be treated as a controlled foreign corporation (or CFC) at any such time as we are properly classified as a corporation for U.S. federal income tax purposes. If we were a CFC, the tax consequences of holding and disposing of units would be different than described above. However, we believe we are not a CFC.
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

Our operating subsidiary, Teekay LNG Operating L.L.C. (a legal resident of Bermuda), through its direct Luxembourg subsidiary, Teekay Luxembourg S.a.r.l. (or Luxco), and other intermediary subsidiaries, indirectly holds all of our operating assets. Luxco is capitalized with equity and loans from Teekay LNG Operating L.L.C. Luxco, in turn, has re-lent a substantial portion of the loan proceeds received from Teekay LNG Operating L.L.C. to Teekay Spain S.L. (or Spainco) and its indirect subsidiary Naviera Teekay Gas III, S.L. (or Gas III), a company resident in Spain. Luxco used the remaining proceeds from the loans from and equity purchases by Teekay LNG Operating L.L.C. to purchase shares in Spainco.
Luxco is considered a Luxembourg resident company for Luxembourg tax purposes subject to taxation in Luxembourg on its income regardless of where the income is derived. The generally applicable Luxembourg income tax rate is approximately 30%.
Taxation of Interest Income. Luxco’s loans to Spainco and Gas III generate interest income. However, because this interest income is offset substantially by interest expense on the loans made by Teekay LNG Operating L.L.C. to Luxco, we believe that any taxation of that income will be immaterial.
Taxation of Interest Payments. Currently, Luxembourg does not levy a withholding tax on interest paid to corporate entities (i.e. entities which are legal persons) non-resident of Luxembourg, such as Teekay LNG Operating L.L.C., unless the interest represents a right to participate in profits of the interest-paying entity, or the interest payment relates to the portion of debt used to acquire share capital and the debt exceeds a Luxembourg “thin capitalization” threshold or the interest rate is not regarded as arm’s length. Based on guidance received by Luxco from the Luxembourg taxing authority, we believe interest paid by Luxco on the types of loans made to it by Teekay LNG Operating L.L.C. do not represent a right to participate in its profits and are consistent with Luxembourg transfer pricing rules. In addition, we have capitalized Luxco in a manner we believe meets the “thin capitalization” threshold. Accordingly, we believe that interest payments made by Luxco to Teekay LNG Operating L.L.C. are not subject to Luxembourg withholding tax.
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
Taxation of Luxco Dividends. Luxembourg levies a 15% withholding tax on dividends paid by a Luxembourg company to a non-resident of the European Union (absent a tax treaty), which would apply to dividends paid by Luxco to Teekay LNG Operating L.L.C. However, we do not expect to cause Luxco to pay dividends, but to distribute all of its available cash through the payment of interest and principal on its loans owing to Teekay LNG Operating L.L.C., for at least the next eight years. We may also recapitalize another Luxembourg company in the future to continue this arrangement, as is permitted under current Luxembourg tax rules.
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
Taxation of Spanish Subsidiaries Engaged in Shipping Activities. Spain imposes income taxes on income generated by our operating Spanish subsidiaries’ shipping-related activities at a rate of 30%. Two alternative Spanish tax regimes provide incentives for Spanish companies engaged in shipping activities; the Canary Islands Special Ship Registry (or CISSR) and the Spanish Tonnage Tax Regime (or TTR). As at December 31, 2007, the vessels operated by our operating Spanish subsidiaries were subject to the TTR, with the exception of two LNG carriers.
The TTR applies to Spanish companies that own or operate vessels, but does not depend upon the registry of the vessels. In the first moment, there was no requirement for the vessel to maintain the Spanish or Canary Island flag or to follow the crewing requirements that correspond to these flags. However, the TTR regime was modified and now it is required that a certain percentage (measured in terms of net tonnage) of the vessels owned or operated under the TTR regime are flagged in a European Union member state. If granted, the TTR regime will apply to the shipping company for an initial period of 10 years, which may be extended for successive 10-year periods upon application by the company.
Under this regime, the applicable income tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the company’s disposal, excluding time required for repairs. The tax base currently ranges from 0.20 to 0.90 Euros per day per 100 tonnes, against which the generally applicable tax rate of 30% will apply. If the shipping company also engages in activities other than those subject to the TTR regime, income from those other activities will be subject to tax at the generally applicable rate of 30%.
If a vessel is acquired and disposed of by a company while it is subject to the TTR regime, any gain on the disposition of the vessel generally is not subject to Spanish taxation. If the company acquired the vessel prior to becoming subject to the TTR regime or if the company acquires a used vessel after becoming subject to the TTR regime, the difference between the fair market value of the vessel at the time it enters into the TTR and the tax value of the vessel at that time is added to the taxable income in Spain when the vessel is disposed of and generally remains subject to Spanish taxation at the rate of 30%.

We believe that the TTR regime provides several advantages over the first ship registry regime described above, including increased flexibility on registering and crewing vessels, a lower overall tax payable and a possible reduction in the Spanish tax on any gain from the disposition of the vessels.
To qualify under the CISSR, the Spanish company’s vessels must be registered in the Canary Islands Special Ship Registry. Under this registry, the Master and First Officer for the vessel must be Spanish nationals and at least 50% of the crew must be European Union nationals. Two of the vessels of our operating Spanish subsidiaries currently are registered in the Canary Islands Special Ship Registry and meet these ship personnel requirements. As a result, we believe that these subsidiaries qualify for the tax benefits associated with the first regime, representing a credit equal to 90% against the tax otherwise payable on income from the commercial operation of the vessels. This credit effectively reduces the Spanish tax rate on this income to 3%. This deduction does not apply to gains from vessel dispositions.
Taxation on Distributions by Spanish Entities. Income distributed to non-residents of Spain by our Spanish subsidiaries as dividends may be subject to a 18% Spanish withholding tax, unless the dividends are paid to an entity resident in a European Union member state, subject to certain requirements, or to an entity resident in a “tax treaty” jurisdiction. In addition, interest paid by Spanish entities on debt owed to non-residents of Spain is generally subject to a 18% withholding tax.
Spainco has obtained shareholder approval for itself and its subsidiaries to file a consolidated tax return for the 2005 and 2006 tax years, and it intends to do so for its 2007 Spanish tax filing due in July of 2008. As a result, no withholding taxes should apply to any interest or dividend payments made between Spainco and its Spanish subsidiaries.
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
The Qatar Public Revenue and Tax Department’s (or QPRTD) has confirmed that foreign entities are subject to tax in Qatar on income earned from international shipping within Qatari waters. Qatar income tax is usually determined on a consolidated basis for multiple foreign entities owned by a common parent, although on occasion separate filings may be accepted. In our case, the three LNG carriers we began operating in Qatar beginning in late 2006 (or the RasGas II LNG Carriers) are operated by separate shipowning subsidiaries owned by Teekay Nakilat, of which we own a 70% interest.
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
Based on our anticipated operation of the three RasGas II LNG Carriers, we believe that the allocation and deduction of operating expenses, tax depreciation and interest expense to the revenue taxable in Qatar should result in no taxation in Qatar for the first ten years of operation. Furthermore, because our time charters with RasGas II provide for a gross up payment for any Qatari tax Teekay Nakilat must pay with respect to its operation of the LNG carriers in Qatari waters, we believe any Qatari taxes will not affect our financial results. However, during January 2006, Teekay Corporation entered into finance leases with a U.K. lessor for the three RasGas II LNG Carriers and will have to separately reimburse the lessor for any Qatari taxes. We expect any Qatar tax that the lessor may incur will be insignificant in amount.
Item 4A. Unresolved Staff Comments
Not applicable.

Item 5. Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
Teekay LNG Partners L.P. is an international provider of liquefied LNG, LPG and crude oil marine transportation services. Our growth strategy primarily focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate time charters. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We seek to capitalize on opportunities emerging from the global expansion of the LNG and LPG sectors by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We plan to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we seek to expand our LNG and LPG operations.
Our primary goal is to increase our quarterly distributions to unitholders each year. During 2007 we achieved our goal by increasing distributions from $0.4625 per unit in the fourth quarter of 2006 to $0.53 per unit in the fourth quarter of 2007. Looking ahead to 2008, our goal is to increase our quarterly distribution by at least 10% from the distribution in the fourth quarter of 2007.
SIGNIFICANT DEVELOPMENTS IN 2007
Follow-On Offering
During May 2007, we sold, as part of a follow-on public offering, 2.3 million of our common units, which represent limited partner interests, at $38.13 per unit for proceeds of $84.2 million, net of $3.5 million of commissions and other expenses associated with the offering. Our general partner contributed $1.8 million to us to maintain its 2% general partner interest. We used the net proceeds from our sale of common units to repay outstanding debt on one of our revolving credit facilities.
Angola LNG Project
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest was awarded a contract to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. The vessels will be chartered at fixed rates, subject to inflation adjustments, commencing in 2011. The remaining members of the consortium are Mitsui & Co., Ltd. and NYK Bulkship (Europe), which hold 34% and 33% ownership interests in the consortium, respectively. In accordance with the omnibus agreement entered into in connection with our initial public offering, Teekay Corporation is required to offer to us its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the newbuilding LNG carriers.
Kenai LNG
In December 2007, Teekay Corporation acquired the two Kenai LNG Carriers from a joint venture between Marathon Oil Corporation and ConocoPhillips for a total cost of $230 million and chartered back the vessels to the sellers until April 2009 (with options exercisable by the charterers to extend up to an additional seven years). The specialized ice-strengthened vessels were purpose-built to carry liquefied natural gas from Alaska’s Kenai LNG plant to Japan.
Teekay Corporation offered these vessels to the Partnership in accordance with existing agreements. On April 1, 2008, we acquired these two vessels from Teekay Corporation for a total cost of $230 million and immediately chartered the vessels back to Teekay Corporation for a period of ten years (plus options exercisable by Teekay to extend up to an additional fifteen years). The charter rate is fixed, and does not provide Teekay Corporation with a profit over the net charter rate Teekay Corporation receives from the Marathon Oil Corporation / ConocoPhillips joint venture unless the joint venture exercises its option to extend the term. The charter rate also adjusts to account for changes in vessel operating expenses, and provides for Teekay Corporation to pay for drydocking costs (although the carriers are considered off-hire during drydock).
If the Marathon Oil Corporation / ConocoPhillips joint venture ceases to charter the Kenai LNG Carriers, Teekay Corporation will have the right to cause the conversion of the carriers to floating storage and re-gasification units (or FSRU). Teekay Corporation will initially pay conversion costs and will continue to pay the time charter rate adjusted to reflect the lack of vessel operating expense. Upon delivery of the converted carrier, the Partnership will pay for the conversion cost, but will receive an increase in the charter rate to account for the capital expenditure. In addition, because Teekay Corporation is providing at least ten years of stable cash flow to the Partnership, Teekay Corporation will not have to offer any re-charter opportunity for the carriers and it will share in the profits of any future charter or FSRU project in excess of a specified rate of return for the Partnership. Teekay Corporation will have a right of refusal on any sale of the Kenai LNG Carriers to a third party.
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
Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the type of the charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than voyage revenues, the most directly comparable financial measure under United States generally accepted accounting principles (or GAAP).

Vessel Operating Expenses. We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of vessel operating expenses are crews and repairs and maintenance.
Income from Vessel Operations. To assist us in evaluating our operations by segment, we sometimes analyze the income we receive from each segment after deducting operating expenses, but prior to the deduction of interest expense, taxes, foreign currency and interest rate swap gains or losses and other income and losses. For more information, please read Item 18 — Financial Statements: Note 3 — Segment Reporting.
Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every five years. In addition, a shipping society classification intermediate survey is performed on our LNG and LPG carriers between the second and third year of a five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking or intermediate survey. We expense as incurred costs for routine repairs and maintenance performed during drydocking or intermediate survey that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
Depreciation and Amortization. Our depreciation and amortization expense typically consists of the following three components:
•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

•	charges related to the amortization of the fair value of the time charters acquired in the 2004 Teekay Spain acquisition (over the remaining terms of the charters).
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
Restricted Cash Deposits. Under capital lease arrangements for four of our LNG carriers, we (a) borrowed under term loans and deposited the proceeds into restricted cash accounts and (b) entered into capital leases, also referred to as “bareboat charters,” for the vessels. The restricted cash deposits, together with interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms, where applicable. During vessel construction, we borrowed under the term loans and made restricted cash deposits equal to construction installment payments. For more information, please read Item 18 — Financial Statements: Note 4 — Leases and Restricted Cash.
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

Our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments. For this reason, we have not entered into any forward contracts or similar arrangements to protect against the risk of foreign currency-denominated revenues, expenses or monetary assets or liabilities. If our foreign currency-denominated revenues and expenses become sufficiently disproportionate in the future, we may engage in hedging activities. For more information, please read “Quantitative and Qualitative Disclosures About Market Risk.”

RESULTS OF OPERATIONS
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance or will affect our future performance are listed below:
•
Our financial results reflect changes in our capital structure. Prior to the closing of our initial public offering on May 10, 2005, we repaid $337.3 million of term loans on two LNG carriers and settled related interest rate swaps. We also settled other interest rate swaps associated with 322.8 million Euros ($390.5 million) of other term loans and entered into new swaps of the same amount with a lower fixed interest rate. In addition, on May 6, 2005, Teekay Corporation contributed to us all but $54.9 million of its notes receivable from Luxco, among other assets. We subsequently repaid the $54.9 million note receivable. These reductions in our debt and effective interest rates decreased the amount of our interest expense.

•
Our historical operating results include the historical results of Luxco and the period from January 1, 2005 to May 9, 2005 (or the 2005 Pre-IPO Period). Teekay Corporation formed Luxco in April 2004 to acquire and hold Teekay Spain. From its formation until our initial public offering, Luxco had no revenues, expenses or income, or assets or liabilities, other than:

•	net interest expense related to the advances of $7.3 million for the 2005 Pre-IPO Period;

•	an unrealized foreign exchange gain of $23.8 million related to the advances for the 2005 Pre-IPO Period; and

•	other expenses of $0.1 million for the 2005 pre-IPO period.

Luxco’s results relate solely to the financing of the acquisition of Teekay Spain and repayment of Teekay Spain debt by Teekay Corporation and do not relate to the historical results of Teekay Spain. In addition, because the capital stock of Luxco and the advances from Teekay Corporation were contributed to us in connection with our initial public offering, these advances and their related effects were eliminated on consolidation in the periods subsequent to May 9, 2005. Consequently, certain of our historical financial and operating data for the 2005 Pre-IPO Period may not be comparable to subsequent periods.

•
Our financial results reflect the consolidation of Teekay Nakilat and reflect the sale and leaseback of the three RasGas II LNG Carriers. In May 2005, we entered into an agreement with Teekay Corporation to purchase its 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessor under 30-year capital lease arrangements on each of the three RasGas II LNG Carriers. Although the purchase occurred in October 2006, we were required to consolidate Teekay Nakilat in our consolidated financial statements commencing in May 2005, as Teekay Nakilat was a variable interest entity and we were its primary beneficiary. Please read Item 18 — Financial Statements: Note 12(k) — Related Party Transactions.

During January 2006, the three subsidiaries of Teekay Nakilat, each of which had contracted to have built one of the RasGas II LNG Carriers, sold their shipbuilding contracts to SeaSpirit Leasing Limited and entered into the 30-year capital lease arrangements to commence upon the respective deliveries of the vessels.

As a result of this transaction, Teekay Nakilat received $313.0 million from the sale of the shipbuilding contracts, which approximated the accumulated construction costs incurred as of the sale date. The proceeds from the sale were used to fund restricted cash deposits relating to the capital leases. During 2006, Teekay Nakilat placed an additional $169.1 million in restricted cash deposits, which was funded with $154.8 million of term loans and $14.3 million of loans from its joint venture partners. During 2006, Teekay Nakilat earned $5.4 million of interest income on its restricted cash deposits and incurred $24.7 million of interest expense on its long-term debt and loans from its joint venture partners. During 2007, Teekay Nakilat placed an additional $107.9 million in restricted cash deposits, which was funded with $106.5 million of term loans and $1.4 million of loans from its joint venture partners. During 2007, Teekay Nakilat earned $26.6 million of interest income on its restricted cash deposits and incurred $65.0 million of interest expense on its long-term debt and loans from its joint venture partners.

•
Our financial results reflect the consolidation of Teekay Tangguh and Teekay Nakilat (III). On November 1, 2006, we entered into an agreement with Teekay Corporation to purchase (a) its 100% interest in Teekay Tangguh Holdings Corporation (or Teekay Tangguh), which owns a 70% interest in the Teekay Tangguh Joint Venture and (b) its 100% interest in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), which owns a 40% interest in the RasGas 3 Joint Venture. The Teekay Tangguh Joint Venture owns the two newbuilding Tangguh LNG Carriers and the related 20-year time charters. The RasGas 3 Joint Venture owns the four newbuilding RasGas 3 LNG Carriers and the related 25-year time charters. The purchases will occur upon the deliveries of the first newbuildings for each project, which are scheduled for April and November 2008, respectively; however we were required to consolidate Teekay Tangguh and Teekay Nakilat III in our consolidated financial statements, effective November 1, 2006, as both entities are variable interest entities and we are their primary beneficiary. Please read Item 18 — Financial Statements: Notes 12(i) and 12(j) — Related Party Transactions and Note 14(a) Commitments and Contingencies.

Subsidiaries of the Teekay Tangguh Joint Venture entered into a U.K. tax lease December 2007. Upon delivery of the vessels, subsidiaries of the Teekay Tangguh Joint Venture will lease the vessels to Everest Leasing Company Limited (“Everest”) for a period of 20 years under a tax lease arrangement. Simultaneously, Everest will lease the vessels back to other subsidiaries of the Teekay Tangguh Joint Venture for a period of 20 years.

•
The size of our fleets has changed. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. We increased the size of our LNG carrier fleet from four carriers in 2005, to five carriers in 2006, and to seven carriers in 2007. We also acquired one LPG carrier in 2007. The size of our Suezmax tanker fleet was four Suezmax tankers during most of 2005 and was eight Suezmax tankers during most of 2006 and 2007. Please read “— Results of Operations — Liquefied Gas Segment” and” — Suezmax Tanker Segment” below for further details about our vessel dispositions and deliveries.

•
One of our Suezmax tankers earns revenues based partly on spot market rates. The time charter for one Suezmax tanker, the Teide Spirit, contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed certain threshold amounts. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed hire rate, our results may continue to be influenced, in part, by the variable component of the Teide Spirit charter. During 2007, 2006, and 2005, we earned $1.9 million, $3.8 million, and $4.5 million, respectively, in additional revenue from this variable component.

•
Our vessel operating costs are facing industry-wide cost pressures. The shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage has resulted in crewing wage inflation during 2007. Excluding changes in our fleet size, our crew compensation costs increased approximately 10% on average during 2007 compared to 2006. This trend may continue into 2008.

•
The amount and timing of drydockings of our vessels can significantly affect our revenues between periods. During 2005 to 2007, our vessels were offhire at various points of time due to scheduled and unscheduled maintenance. The financial impact from these periods of offhire is explained in further detail below in “— Results of Operations”. In addition, during February 2008 our LNG carrier, the Catalunya Spirit, incurred approximately 14 days of offhire, resulting in lost revenue of approximately $1.2 million, due to electrical problems. The vessel has subsequently been repaired and resumed normal operations.

Results of Operations
Year Ended December 31, 2007 versus Year Ended December 31, 2006
Liquefied Gas Segment
Our fleet includes nine LNG carriers (including the Kenai LNG Carriers we acquired April 1, 2008) and one LPG carrier. All of our LNG and LPG carriers operate under long-term, fixed-rate time charters. In addition, we expect our liquefied gas segment to increase due to the following:
•
As discussed above, we have agreed to acquire from Teekay Corporation its 70% interest in the Teekay Tangguh Joint Venture and its 40% interest in the RasGas 3 Joint Venture. Please read Item 18 — Financial Statements: Note 14(a) — Commitments and Contingencies.

•
We have agreed to acquire the three Skaugen LPG Carriers from Skaugen, for approximately $29.3 million per vessel. The vessels are currently under construction and are expected to deliver between mid-2008 and mid-2009. Please read Item 18 — Financial Statements: Note 14(b) — Commitments and Contingencies.

•
As discussed above, Teekay Corporation is required to offer to us its 33% ownership interest in the consortium relating to the Angola LNG Project not later than 180 days before delivery of the four newbuilding LNG carriers. Please read Item 18 — Financial Statements: Note 17 — Subsequent Events.

We operated five LNG carriers during 2006. We took delivery of the following three RasGas II LNG Carriers: the Al Marrouna in October 2006; the Al Areesh in January 2007; and the Al Daayen in February 2007. We also took delivery of one LPG carrier, the Dania Spirit, in January 2007. As a result, our total calendar-ship-days increased by 88% to 2,862 days in 2007 from 1,522 days in 2006.

The following table compares our liquefied gas segment’s operating results for the years ended December 31, 2007 and 2006, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2007 and 2006 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars,	Year Ended December 31,
except revenue days, calendar-ship-days and percentages)	2007	2006	% Change

Voyage revenues	170,787	99,526	71.6
Voyage expenses	109	969	(88.8)

Net voyage revenues	170,678	98,557	73.2

Vessel operating expenses	32,293	17,963	79.8
Depreciation and amortization	45,470	32,113	41.6
General and administrative (1)	7,349	5,973	23.0

Income from vessel operations	85,566	42,508	101.3

Operating Data:
Revenue Days (A)	2,790	1,466	90.3
Calendar-Ship-Days (B)	2,862	1,522	88.0
Utilization (A)/(B)	97%	96%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
On March 29, 2007, the Madrid Spirit sustained damage to its engine boilers when a condenser tube failed resulting in seawater contamination of the boilers. The cost of the repairs is estimated to be approximately $9.7 million and will be recoverable by the hull and machinery insurance policy on the vessel, net of a $0.5 million deductible, and approximately $0.3 million in unrecoverable costs. The Madrid Spirit was off-hire for a total of approximately 86 days during the year ended December 31, 2007, of which all but 7 days were covered by loss-of-hire insurance provided by Teekay Corporation to recover lost time-charter revenue. Coverage under the loss-of-hire insurance policy commences after a 7-day deductible, net of the vessel’s strike and delay insurance which covers 7 days of loss-of-hire. In July 2007, Teekay Corporation reimbursed us approximately $6.0 million in loss-of-hire losses. The Madrid Spirit resumed normal operations in early July 2007.
During May 2006, the LNG Carrier Catalunya Spirit experienced 19.1 days of scheduled off-hire while in drydock for its first intermediate class survey. During the drydocking, damage was discovered on certain of the side membrane walls within the cargo tanks and a latent defect was discovered in the propeller. Repairing this damage and defect took a total of 47.4 days, in addition to the scheduled 19.1 days related to the intermediate class survey. Insurance claims totaling 3.4 million Euros ($5.0 million) were filed in the second quarter of 2006 to recover these costs. During 2006, we recovered insurance payments of 2.3 million Euros ($3.4 million) from these claims. We expect to recover the remaining balance of the claims during 2008. Subject to a 14-day deductible, our loss-of-hire insurance reimbursed us for lost time-charter revenue while the vessel was repaired. As a result, during 2006 the total number of days of off-hire due to the scheduled drydocking and the deductible under our loss-of-hire insurance policy was 35.5 days. The vessel resumed normal operations in early July 2006. Following this incident we reviewed the operating history of our other LNG carriers and believe that the conditions that caused the damage to the cargo tanks on the Catalunya Spirit did not occur on the other vessels.
Net Voyage Revenues. Net voyage revenues increased during 2007 compared to 2006, primarily as a result of:
•	an increase of $64.8 million from the delivery of the RasGas II LNG Carriers and the Dania Spirit;

•	an increase of $7.4 million due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year; and

•	an increase of $2.4 million due to the Catalunya Spirit being off-hire for 35.5 days during 2006 as described above;
partially offset by
•	a decrease of $2.0 million relating to 30.8 days of off-hire for a scheduled drydocking for one of our LNG carriers, the Hispania Spirit, during July 2007; and

•	a net decrease of $0.5 million due to the Madrid Spirit being off-hire, as discussed above.
Vessel Operating Expenses. Vessel operating expenses increased during 2007 compared to 2006, primarily as a result of:
•	an increase of $12.1 million from the delivery of the RasGas II LNG Carriers and the Dania Spirit;

•
an increase of $1.4 million due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same periods last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments);

•	an increase of $0.9 million relating to higher salaries for crew and officers primarily due to general wage escalations, and higher insurance and repairs and maintenance costs; and

•	an increase of $0.8 million relating to the cost of the repairs completed on the Madrid Spirit during the second quarter of 2007 net of estimated insurance recoveries;
partially offset by
•	a relative decrease of $1.0 million from the cost of repairs completed on the Catalunya Spirit during the second quarter of 2006 net of estimated insurance recoveries.
Depreciation and Amortization. Depreciation and amortization increased during 2007 compared to 2006, primarily as a result of:
•	an increase of $12.6 million from the delivery of the RasGas II LNG Carriers and the Dania Spirit; and

•	an increase of $0.8 million relating to amortization of drydock expenditures incurred during 2007.
Suezmax Tanker Segment
During 2007 and 2006, we operated eight Suezmax-class double-hulled conventional crude oil tankers. All of our Suezmax tankers operate under long-term, fixed-rate time charters.
The following table compares our Suezmax tanker segment’s operating results for the year ended December 31, 2007 and 2006, and compares its net voyage revenues (which is a non-GAAP financial measure) for the year ended December 31, 2007 and 2006 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our Suezmax tanker segment:

(in thousands of U.S. dollars,	Year Ended December 31,
except revenue days, calendar-ship-days and percentages)	2007	2006	% Change
Voyage revenues	83,016	83,247	(0.3)
Voyage expenses	1,088	1,061	2.5

Net voyage revenues	81,928	82,186	(0.3)

Vessel operating expenses	24,167	20,837	16.0
Depreciation and amortization	20,031	19,856	0.9
General and administrative (1)	7,741	7,238	6.9

Income from vessel operations	29,989	34,255	(12.5)

Operating Data:
Revenue Days (A)	2,920	2,904	0.6
Calendar-Ship-Days (B)	2,920	2,920	—
Utilization (A)/(B)	100%	99%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
Net Voyage Revenues. Net voyage revenues decreased slightly during 2007 compared to 2006, primarily as a result of:
•
a decrease of $1.9 million from lower revenues earned by the Teide Spirit (the time charter for the Teide Spirit contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts);

partially offset by
•
an increase of $1.4 million due to adjustments to the daily charter rate based on inflation and increases from rising interest rates in accordance with the time charter contracts for five Suezmax tankers (however, under the terms of our capital leases for our tankers subject to these charter rate fluctuations, we had a corresponding increase in our lease payments, which is reflected as an increase to interest expense; therefore, these interest rate adjustments, which will continue, did not affect our cash flow or net income); and

•	an increase of $0.3 million from 16 days of off-hire for one of our Suezmax tankers during February 2006 relating to a scheduled drydocking.

Vessel Operating Expenses. Vessel operating expenses increased during 2007 compared to 2006, primarily as a result of:
•	an increase of $1.7 million relating to higher salaries for crew and officers primarily due to general wage escalations and higher insurance and repairs and maintenance costs; and

•
an increase of $1.6 million due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same periods last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments.).

Depreciation and Amortization. Depreciation and amortization expense for 2007 remained substantially unchanged from 2006.
Other Operating Results
General and Administrative Expenses. General and administrative expenses increased 14.4% to $15.1 million for 2007, from $13.2 million for 2006. This increase was primarily the result of additional ship management services provided by Teekay Corporation subsidiaries relating to the delivery of the RasGas II LNG Carriers and the Dania Spirit.
Interest Expense. Interest expense increased 54.6% to $133.7 million for 2007, from $86.5 million for 2006. This increase was primarily the result of:
•
an increase of $33.3 million relating to the increase in capital lease obligations in connection with the delivery of the RasGas II LNG Carriers and a related increase in debt of Teekay Nakilat used to finance restricted cash deposits and repay advances from Teekay Corporation;

•
an increase of $10.9 million relating to additional debt of Teekay Nakilat (III) used by the RasGas 3 Joint Venture to fund shipyard construction installment payments (this increase in interest expense from debt is offset by a corresponding increase in interest income from advances to joint venture);

•
an increase of $6.3 million from the changes during 2007 in the fair value of interest rate swaps not designated as hedges and from the ineffective portion of our interest rate swaps designated as hedges;

•	an increase of $1.5 million relating to debt incurred to finance the acquisition of Teekay Nakilat and the Dania Spirit;

•	an increase of $1.3 million from the write-off of capitalized loan costs resulting from refinancing the Teekay Tangguh Joint Venture debt in December 2007; and

•
an increase of $0.6 million from rising interest rates on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time charter contracts for these vessels, we received corresponding increases in charter payments, which are reflected as an increase to voyage revenues);

partially offset by
•
a decrease of $6.2 million from the purchase in December 2006 of the Catalunya Spirit, which was on a capital lease prior to such purchase, and from scheduled capital lease repayments on the Madrid Spirit (these LNG vessels were financed pursuant to Spanish tax lease arrangements, under which we borrowed under term loans and deposited the proceeds into restricted cash accounts and entered into capital lease for the vessels; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash).

Interest Income. Interest income increased 31.8% to $49.3 million for 2007, from $37.4 million for 2006. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. This increase was primarily the result of:
•	an increase of $11.0 million relating to interest-bearing loans made by us to the RasGas 3 Joint Venture for shipyard construction installment payments;

•	an increase of $6.9 million relating to additional restricted cash deposits for the RasGas II LNG Carriers, which were funded by debt;

•	an increase of $1.1 million due to an increase in average cash balances during 2007 compared to 2006; and

•	an increase of $0.8 million due to the effect on our Euro-denominated deposits from the strengthening of the Euro against the U.S. Dollar during 2007 compared to 2006;
partially offset by
•
a decrease of $7.3 million resulting from the purchase in December 2006 of the Catalunya Spirit, which was on a capital lease prior to such purchase, and from scheduled capital lease repayments on the Madrid Spirit which were funded with restricted cash deposits.

Foreign Currency Exchange Losses. Foreign currency exchange loss was $41.2 million for 2007 and $39.5 million for 2006. These foreign currency exchange losses, substantially all of which were unrealized, are due substantially to the relevant period-end revaluation of Euro-denominated term loans for financial reporting purposes. The losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation.
Other Income. Other income decreased from $2.2 million in 2006 to $0.6 million in 2007, primarily as a result of a decrease of $0.4 million Non-controlling interest in 2007, which was the result of the delivery of the Al Areesh and Al Daayen, vessels in which we have a 70% interest, and a decrease of $1.0 million in income tax recoveries.
Net Income (Loss). As a result of the foregoing factors, net loss was $9.4 million for 2007 compared to net loss of $9.6 million for 2006.
Year Ended December 31, 2006 versus Year Ended December 31, 2005
Liquefied Gas Segment
We operated four LNG carriers during 2005. We took delivery of a fifth LNG carrier, the Al Marrouna, in October 2006. As a result, our total calendar-ship-days increased by 4.1%, from 1,460 days in 2005 to 1,522 days in 2006.
The following table compares our liquefied gas segment’s operating results for the year ended December 31, 2006 and 2005, and compares its net voyage revenues (which is a non-GAAP financial measure) for the year ended December 31, 2006 and 2005 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars,	Year Ended December 31,
except revenue days, calendar-ship- days and percentages)	2006	2005	% Change

Voyage revenues	99,526	97,645	1.9
Voyage expenses	969	50	1,838.0

Net voyage revenues	98,557	97,595	1.0

Vessel operating expenses	17,963	15,622	15.0
Depreciation and amortization	32,113	30,360	5.8
General and administrative (1)	5,973	4,689	27.4

Income from vessel operations	42,508	46,924	(9.4)

Operating Data:
Revenue Days (A)	1,466	1,445	1.5
Calendar-Ship-Days (B)	1,522	1,460	4.2
Utilization (A)/(B)	96%	99%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
Net Voyage Revenues. Net voyage revenues increased for 2006 compared to 2005, primarily as a result of:
•	an increase of $2.4 million from the delivery of the Al Marrouna; and

•	a relative increase of $0.8 million relating to 15.2 days of off-hire for scheduled drydocking during February 2005 for one of our LNG carriers, the Hispania Spirit;
partially offset by
•	a decrease of $2.4 million due to the Catalunya Spirit being off-hire for 35.5 days as described above.
Vessel Operating Expenses. Vessel operating expenses increased for 2006 compared to 2005, primarily as a result of:
•	an increase of $1.3 million from the delivery of the Al Marrouna;
•	an increase of $1.2 million from higher insurance, spares, consumables and maintenance costs in 2006;
•	an increase of $0.5 million from the cost of the repairs completed on the Catalunya Spirit during the second quarter of 2006 in excess of estimated insurance recoveries;

partially offset by
•	a relative decrease of $0.8 million from repair and maintenance work (net of insurance proceeds) completed in 2005 on the Hispania Spirit .
Depreciation and Amortization. Depreciation and amortization increased for 2006 compared to 2005, primarily as a result of:
•	an increase of $0.7 million from the delivery of the Al Marrouna; and
•	an increase of $1.0 million from the amortization of drydock expenditures incurred during 2005 and 2006.
Suezmax Tanker Segment
During 2006 we operated eight Suezmax tankers, compared to approximately five Suezmax tankers in 2005. The results of our Suezmax tanker segment reflect the following fleet changes during 2005 and 2006:
•	the delivery of a Suezmax tanker newbuilding (the Toledo Spirit) in July 2005;
•
the sale of the Granada Spirit to Teekay Corporation in December 2004, in connection with a significant drydocking and re-flagging of the vessel, the contribution of this vessel to us on May 6, 2005, and the subsequent sale back to Teekay Corporation on May 26, 2005 (collectively, the Granada Spirit Transactions);

•	the delivery and concurrent sale of a Suezmax tanker newbuilding (the Santiago Spirit) to Teekay Corporation in March 2005; and
•	the acquisition of the African Spirit, the Asian Spirit and the European Spirit (collectively, the ConocoPhillips Tankers) from Teekay Corporation in November 2005.
As a result, our total calendar-ship-days increased by 66.5% to 2,920 days in 2006 from 1,754 days in 2005.
The following table compares our Suezmax tanker segment’s operating results for the year ended December 31, 2006 and 2005, and compares its net voyage revenues (which is a non-GAAP financial measure) for the year ended December 31, 2006 and 2005 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our Suezmax tanker segment:

(in thousands of U.S. dollars,	Year Ended December 31,
except revenue days, calendar-ship- days and percentages)	2006	2005	% Change

Voyage revenues	83,247	47,814	74.1
Voyage expenses	1,061	608	74.5

Net voyage revenues	82,186	47,206	74.1

Vessel operating expenses	20,837	13,183	58.1
Depreciation and amortization	19,856	12,811	55.0
General and administrative (1)	7,238	5,268	37.4

Income from vessel operations	34,255	15,944	114.8

Operating Data:
Revenue Days (A)	2,904	1,714	69.4
Calendar-Ship-Days (B)	2,920	1,754	66.5
Utilization (A)/(B)	99%	98%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Net Voyage Revenues. Net voyage revenues increased for 2006 compared to 2005, primarily as a result of:
•	an increase of $25.5 million from the acquisition of the ConocoPhillips Tankers;
•	an increase of $6.5 million from the delivery of the Toledo Spirit;
•
an increase of $4.0 million due to adjustments to the daily charter rate based on inflation and increases from rising interest rates in accordance with the time charter contracts for five Suezmax tankers (however, under the terms of our capital leases for our tankers subject to these charter rate fluctuations, we had a corresponding increase in our lease payments, which is reflected as an increase to interest expense; therefore, these interest rate adjustments, which will continue, did not affect our cash flow or net income); and

•	a relative increase of $0.5 million relating to off-hire for scheduled drydocking for one of our Suemaz tankers during the fourth quarter of 2005.
partially offset by
•
a decrease of $0.6 million from revenues earned by the Teide Spirit (the time charter for the Teide Spirit contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts);

•	a decrease of $0.3 million, from an additional 16 days of off-hire for one of our Suezmax tankers during February 2006 relating to a scheduled drydocking; and
•	a decrease of $0.6 million from the Granada Spirit Transactions.
Vessel Operating Expenses. Vessel operating expenses increased for 2006 compared to 2005, primarily as a result of:
•	an increase of $5.9 million from the acquisition of the ConocoPhillips Tankers;
•	an increase of $1.5 million from the delivery of the Toledo Spirit in July 2005; and
•	an increase of $0.1 million from higher insurance, service and other operating costs in 2006;
partially offset by
•	a decrease of $0.1 million relating to the Granada Spirit Transactions.
Depreciation and Amortization. Depreciation and amortization increased for 2006 compared to 2005, primarily as a result of:
•	an increase of $5.6 million from the acquisition of the ConocoPhillips Tankers; and
•	an increase of $1.5 million from the delivery of the Toledo Spirit; and
partially offset by
•	a relative decrease of $0.2 million from the inclusion of the Granada Spirit in our fleet for the period from May 6, 2005 to May 26, 2005.
Other Operating Results
General and Administrative Expenses. General and administrative expenses increased 32.0% to $13.2 million for 2006, from $10.0 million for 2005. This increase was primarily the result of:
•
an increase of $3.3 million associated with (a) services agreements we and certain of our subsidiaries entered into with subsidiaries of Teekay Corporation in connection with our initial public offering, our acquisition of the ConocoPhillips Tankers, and our acquisition of Teekay Nakilat; and

•
an increase of $0.6 million relating to (a) our adoption of the fair value recognition provisions of the Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment, using the “modified prospective” method and (b) vesting of units issued to non-employee directors;

partially offset by
•	a relative decrease of $0.7 million relating to legal costs associated with repayment of term loans and settlement of interest rate swaps made in connection with our initial public offering in 2005.

Interest Expense. Interest expense increased 18.0% to $86.5 million for 2006, from $73.3 million for 2005. This increase was primarily the result of:
•
an increase of $24.7 million from interest-bearing debt of Teekay Nakilat, which interest was capitalized prior to the January 2006 sale and leaseback transaction relating to the three RasGas II LNG Carriers;

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

partially offset by
•	a decrease of $7.3 million resulting from Teekay Corporation’s contribution to us of interest-bearing loans in connection with our initial public offering in May 2005;
•	a decrease of $8.3 million resulting from the repayment of $337.3 million of term loans and the settlement of related interest rate swaps prior to our initial public offering in May 2005; and
•
a decrease of $2.8 million resulting from scheduled debt repayments and capital lease payments during 2005 on two of our LNG vessels from restricted cash deposits (these LNG vessels were financed pursuant to Spanish tax lease arrangements, under which we borrowed under term loans and deposited the proceeds into restricted cash accounts and entered into capital leases for the vessels; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash).

Interest Income. Interest income increased 61.2% to $37.4 million for 2006, from $23.2 million for 2005. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. This increase was primarily the result of:
•	an increase of $19.8 million relating to additional restricted cash deposits which were primarily funded with the proceeds from the sale and leaseback of the three RasGas II LNG Carriers;
partially offset by
•	a decrease of $3.7 million resulting from scheduled capital lease repayments on two of our LNG carriers which were funded from restricted cash deposits and
•	a relative decrease of $1.8 million for 2006, primarily from temporary investments held during 2005 and interest earned on overnight deposits in our bank accounts.
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

•	a $7.5 million loss in 2005 from the write-off of capitalized loan costs relating to the two term loans we repaid in April 2005; and

•	a $1.7 million non-controlling interest in 2006, which was the result of the delivery of the Al Marrouna, in which we have a 70% interest.
Net Income (Loss). As a result of the foregoing factors, net loss was $9.6 million for 2006, compared to net income of $79.5 million for 2005.
Liquidity and Capital Resources
Liquidity and Cash Needs
As at December 31, 2007, our cash and cash equivalents was $91.9 million (of which $54.4 million is only available to the Teekay Tangguh Joint Venture), compared to $28.9 million at December 31, 2006. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $522.9 million as at December 31, 2007, compared to $444.5 million as at December 31, 2006. This increase was primarily the result of the refinancing of the two Tangguh LNG Carriers in the Teekay Tangguh Joint Venture, as well as our follow-on public offering in May 2007 which generated net proceeds of $84.2 million, partially offset by prepayments of the long-term debt, the purchase of the Dania Spirit, and a partial repayment made on the promissory note due to Teekay Corporation for the purchase of Teekay Nakilat. Our liquidity decreased in April 2008 by $230 million as a result of the purchase of the two Kenai LNG Carriers.

Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding units and to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, while our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof.
We may need to use certain of our available liquidity or we may need to raise additional capital to finance existing commitments. We are required to purchase five of our Suezmax tankers, currently on capital lease arrangements, at various times from mid-2008 to 2010. We anticipate that we will purchase these tankers by assuming the outstanding financing obligations that relate to them. However, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. In addition, we are committed to acquiring Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture and its 40% interest in the RasGas 3 Joint Venture as well as acquiring the three Skaugen LPG Carriers. These additional purchase commitments, which occur in 2008 and 2009, total approximately $230.9 million. These purchases will be financed with one of our existing revolvers, incremental debt, surplus cash balances, issuance of additional common units, or combinations thereof. Please read Item 18 — Financial Statements: Note 14 Commitment and Contingencies.
Cash Flows. The following table summarizes our cash flow for the periods presented:

	Years Ended December 31,
(in thousands of U.S. dollars)	2007	2006
Net cash flow from operating activities	114,461	83,049
Net cash flow from financing activities	394,284	(352,627)
Net cash flow from investing activities	(445,725)	263,980
Operating Cash Flows. Net cash flow from operating activities increased to $114.5 million for 2007, from $83.0 million for 2006, primarily reflecting the increase in operating cash flows from the delivery of the three RasGas II LNG Carriers, which commenced their 20-year fixed-rate charters in the fourth quarter of 2006 and the first quarter of 2007, the acquisition of the Dania Spirit in January 2007, and the timing of our cash receipts and payments, partially offset by the decrease in operating cash flows due to the increase in the operating expenses of our liquefied gas segment vessel. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel drydockings tends to be uneven between years.
Financing Cash Flows. Our investments in vessels and equipment have been financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $751.7 million and $235.0 million, respectively, for the years ended December 31, 2007 and 2006. From time to time we refinance our loans and revolving credit facilities. During 2007, we used these funds primarily to:
•	fund LNG newbuilding construction payments in the Teekay Tangguh Joint Venture and RasGas 3 Joint Venture;

•	partially repay the promissory note due to Teekay Corporation for the purchase of Teekay Nakilat;

•	fund the purchase of the Dania Spirit; and

•	fund restricted cash deposits for the RasGas II LNG Carriers.
During 2007, Teekay Nakilat (III) and Teekay Tangguh, variable interest entities for which we are the primary beneficiary, received $179.9 million and $207.1 million, respectively, of net proceeds from long-term debt and loaned these funds to the RasGas 3 Joint Venture and the Teekay Tangguh Joint Venture, respectively, to be used to fund LNG newbuilding construction payments. Please read Item 18 — Financial Statements: Note 14(a) — Commitments and Contingencies.
During May 2007, we sold 2.3 million of our common units as part of a follow-on public offering, at $38.13 per unit for proceeds of $84.2 million, net of $3.5 million of commissions and other expenses associated with the offering. Our general partner contributed $1.8 million to us to maintain its 2% general partner interest. The net proceeds from our sale of common units were used to repay outstanding debt on one of our revolving credit facilities.
Cash distributions paid during 2007 increased to $74.1 million from $64.2 million for the same period last year. We increased our quarterly distribution from $0.4125 per unit to $0.4625 per unit during the second quarter of 2006 and from $0.4625 per unit to $0.53 per unit during the third quarter of 2007. Subsequent to December 31, 2007, cash distributions declared and paid on February 14, 2008 for the three months ended December 31, 2007 totaled $20.6 million.
Investing Cash Flows. During 2007, Teekay Nakilat (III), a variable interest entity for which we are the primary beneficiary, advanced $191.4 million to the RasGas 3 Joint Venture. These advances, which were used by the RasGas Joint Venture to fund LNG newbuilding construction payments, were primarily funded with long-term debt.
During 2007, we incurred $160.8 million in expenditures for vessels and equipment. These expenditures represent construction payments for the Teekay Tangguh Joint Venture’s two LNG carrier newbuildings.

During 2006, we acquired a 70% interest in Teekay Nakilat for approximately $102.0 million, of which $26.9 million was paid in 2006. During 2007, we borrowed under our revolving credit facilities and paid the remaining $75.1 million towards the purchase price as discussed above. Please read Item 18 — Financial Statements: Note 12(k) — Related Party Transactions.
During 2006, the three subsidiaries of Teekay Nakilat, each of which had contracted to have built one of the three RasGas II Carriers, sold their shipbuilding contracts to SeaSpirit Leasing Ltd. for $313.0 million and entered into 30-year capital leases for these three LNG carriers, to commence upon completion of vessel construction. SeaSpirit reimbursed Teekay Nakilat for previously paid shipyard installments and other construction costs in the amount of $313.0 million.
In January 2007, we acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18.5 million. The purchase was financed with one of our revolving credit facilities. Please read Item 18 - Financial Statements: Note 12(l) — Related Party Transactions.
Credit Facilities
As at December 31, 2007, we had two long-term revolving credit facilities available which provided for total borrowings of up to $441.0 million, of which $431.0 million was undrawn. The amount available under our revolving credit facilities reduces by $18.2 million (2008), $18.8 million (2009), $19.4 million (2010), $20.0 million (2011), $20.7 million (2012) and $343.9 million (thereafter). Interest payments are based on LIBOR plus margins. Both Revolvers may be used by us to fund general partnership purposes and to fund cash distributions. We are required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The revolving credit facilities are collateralized by first-priority mortgages granted on five of our vessels, together with other related collateral, and include a guarantee from us or our subsidiaries of all outstanding amounts.
We have a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2007, totaled $446.4 million, of which $278.2 million bears interest at a fixed rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56 million per vessel due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral and guarantees from us.
Teekay Nakilat (III), a variable interest entity for which we are the primary beneficiary, has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2007, totaled $240.4 million. Interest payments on the term loan are based on LIBOR plus a margin. The term loan reduces in quarterly payments commencing three months after delivery of each related vessel, with varying maturities through 2020. The term loan is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other collateral including an undertaking from Teekay Corporation. Upon transfer of the ownership of Teekay Nakilat (III) from Teekay Corporation to us, the rights and obligations of Teekay Corporation under the undertaking, may, upon the fulfillment of certain conditions, be transferred to us.
Teekay Tangguh, a variable interest entity for which we are the primary beneficiary, has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2007, totaled $207.1 million. Interest payments on the term loan are based on LIBOR plus a margin. One tranche of the term loan reduces in quarterly payments commencing three months after delivery of each related vessel, with varying maturities through 2021, while the second tranche correspondingly is drawn up with a final bullet payment per vessel at the end of the twelve year term. The term loan is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other collateral including a guarantee from Teekay Corporation. Upon transfer of the ownership of Teekay Tangguh from Teekay Corporation to us, the rights and obligations of Teekay Corporation under the guarantee, may, upon the fulfillment of certain conditions, be transferred to us.
We had a U.S. Dollar-denominated loan outstanding owing to a joint venture partner of Teekay Tangguh Joint Venture, which as at December 31, 2007, the principal portion of the loan was repaid. The remaining $1.1 million of accrued interest on the loan remains outstanding.
We have a U.S. Dollar-denominated demand loan outstanding owing to our joint venture partner in Teekay Nakilat, which, as at December 31, 2007, totaled $16.0 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced February 2008. The loan is repayable on demand no earlier than February 27, 2027.
We have two Euro-denominated term loans outstanding, which, as at December 31, 2007, totaled 304.3 million Euros ($444.0 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases. Interest payments are based on EURIBOR plus margins. The term loans reduce in monthly payments with varying maturities through 2023 and monthly payments that reduce over time. These loans are collateralized by first-preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from one of our subsidiaries.
The weighted-average effective interest rate for our long-term debt outstanding at December 31, 2007 and 2006 was 5.4% and 5.5%, respectively. These rates do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt. At December 31, 2007, the margins on our floating rate long-term debt ranged from 0.3% to 0.9%.
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
Certain loan agreements require that a minimum level of tangible net worth, a minimum level of aggregate liquidity and a maximum level of leverage be maintained and require one of our subsidiaries to maintain restricted cash deposits. Our ship-owning subsidiaries may not, in addition to other things, pay dividends or distributions if we are in default under our loan agreements and revolving credit facilities. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. As at December 31, 2007, we were in compliance with all covenants in our credit facilities and capital leases.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at December 31, 2007:

			2009	2011
			and	and
	Total	2008	2010	2012	Beyond 2012
	(in millions of U.S. Dollars)

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	921.1	52.5	114.3	97.4	656.9
Commitments under capital leases (2)	236.8	135.9	16.9	84.0	—
Commitments under capital leases (3)	1,097.1	24.0	48.0	48.0	977.1
Advances from affiliates	41.0	0.6	—	—	40.4
Purchase obligations (4)	272.9	214.3	58.6	—	—

Total U.S. Dollar-denominated obligations	2,526.9	443.9	179.2	229.4	1,674.4

Euro-Denominated Obligations: (5)
Long-term debt (6)	444.0	11.5	25.5	239.1	167.9
Commitments under capital leases (2) (7)	206.9	35.6	76.7	94.6	—

Total Euro-denominated obligations	650.9	47.1	102.2	333.7	167.9

Totals	3,177.8	491.0	281.4	563.1	1,842.3

(1)
Excludes expected interest payments of $44.4 million (2008), $81.5 million (2009 and 2010), $72.3 million (2011 and 2012) and $182.2 million (beyond 2012). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at December 31, 2007, plus margins that ranged up to 0.9% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from mid-2008 to 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $37.3 million to $40.7 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital lease on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 18 — Financial Statements: Note 4 — Leases and Restricted Cash.

(3)	Existing restricted cash deposits of $492.2 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements.

(4)
On November 1, 2006, we entered into an agreement with Teekay Corporation to purchase its 70% interest in Teekay Tangguh and its 40% interest in Teekay Nakilat (III). The purchases will occur upon deliveries of the first newbuildings for each project, which are scheduled for 2008 and early 2009. Please read Item 18 — Financial Statements: Notes 12(i) and 12(j) — Related Party Transactions and Note 14(a) — Commitments and Contingencies.

In December 2006, we entered into an agreement to acquire three LPG carriers from I.M. Skaugen ASA, for approximately $29.3 million per vessel upon their deliveries between mid-2008 and mid-2009. Please read Item 18 — Financial Statements: Note 14(b) Commitments and Contingencies.

(5)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2007.

(6)
Excludes expected interest payments of $22.2 million (2008), $42.6 million (2009 and 2010), $23.5 million (2011 and 2012) and $61.5 million (beyond 2012). Expected interest payments are based on EURIBOR at December 31, 2007, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar / Euro exchange rate as of December 31, 2007. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(7)
Existing restricted cash deposits of $179.2 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 18 — Financial Statements: Note 1 — Summary of Significant Accounting Policies.
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
Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers, 30 years for LPG Carriers and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard. In the shipping industry, the use of a 25-year vessel life for Suezmax tankers has become the prevailing standard. In addition, the use of a 30 to 35 year vessel life for LPG carriers and a 35 to 40 year vessel life for LNG carriers is typical. However, the actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.
Effect if Actual Results Differ from Assumptions. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation than before the vessel impairment. A one-year reduction in the estimated useful lives of our Suezmax tankers, our LPG carrier and our LNG carriers would result in an increase in our current annual depreciation by approximately $2.1 million, assuming this decrease did not also result in an impairment loss.
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
Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking. While we typically drydock each LNG and LPG carrier and Suezmax tanker every five years and have a shipping society classification intermediate survey performed on our LNG and LPG carriers between the second and third year of the five-year drydocking period, we may drydock the vessels at an earlier date.
Effect if Actual Results Differ from Assumptions. If we change our estimate of the next drydock date for a vessel, we will adjust our annual amortization of drydocking expenditures. Amortization expense of capitalized drydock expenditures for 2007, 2006 and 2005 were $2.7 million, $1.7 million, and $0.5 million. As at December 31, 2007 and 2006, our capitalized drydock expenditures were $6.9 million and $5.9 million, respectively.
Goodwill and Intangible Assets
Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. We use a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

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
Effect if Actual Results Differ from Assumptions. Our acquisition of Teekay Spain in 2004 resulted in us allocating $183.1 million of the purchase price to intangible assets and $39.3 million of the purchase price to goodwill. In the fourth quarter of 2007, we completed our annual impairment testing of goodwill using the methodology described herein, and determined there was no impairment. If actual results are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge. Amortization expense of intangible assets for 2007, 2006 and 2005 were $9.1 million, $9.1 million, and $9.3 million, respectively. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets.
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
Effect if Actual Results Differ from Assumptions. As of December 31, 2007, we had unrecognized tax benefits of 3.4 million Euros (approximately $5.0 million) relating to a re-investment tax credit in one of our 2005 annual tax filings. This filing is currently under review by the relevant tax authorities. If the tax credit is approved, we will receive a refund for the amount of the credit, which will be reflected as a credit to equity in the period approval is obtained. We recognize interest and penalties related to uncertain tax positions in income tax expense. The tax years 2003 through 2007 currently remain open to examination by the major tax jurisdiction to which we are subject.
Change in Accounting Policy
In July 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation.
FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have material impact on our financial position and results of operations. As of January 1 and December 31, 2007, we did not have any material accrued interest and penalties relating to income taxes.
Recent Accounting Pronouncements
In March 2008, the FASB ratified a consensus opinion reached by the Emerging Issues Task Force (or EITF) on EITF Issue No. 07-4, Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share to Master Limited Partnerships (or EITF Issue No. 07-4). The guidance in EITF Issue No. 07-4 requires incentive distribution rights in a master limited partnership to be treated as participating securities for the purposes of computing earnings per share and provides guidance on how earnings should be allocated to the various partnership interests. The consensus in EITF Issue No. 07-4 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of EITF Issue No.07-4 on our consolidated results of operations and financial condition.
In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on our consolidated results of operations and financial condition.
In December 2007, the FASB issued SFAS No. 160: Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 160 on our consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159: The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No.115 (or SFAS 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact, if any, of the adoption of SFAS 159 on our consolidated results of operations and financial condition.
In September 2006, the FASB issued SFAS No. 157: Fair Value Measurements (or SFAS 157). This statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, and accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB delayed for one year the effective date of adoption with respect to certain non-financial assets and liabilities. We are currently evaluating the potential impact, if any, of the adoption of SFAS 157 on our consolidated results of operations and financial condition.
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
The directors of our general partner oversee our operations. The day-to-day affairs of our business are managed by the officers of our general partner and key employees of certain of our operating subsidiaries. Employees of certain subsidiaries of Teekay Corporation provide assistance to us and our operating subsidiaries pursuant to services agreements. Please read Item 7 — Major Unitholders and Related Party Transactions.
The Chief Executive Officer and Chief Financial Officer of our general partner, Peter Evensen, allocates his time between managing our business and affairs and the business and affairs of Teekay Corporation and its subsidiaries Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore) and Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Mr. Evensen is the Executive Vice President and Chief Strategy Officer of Teekay Corporation, the Chief Executive Officer and Chief Financial Officer of Teekay Offshore’s general partner and the Executive Vice President of Teekay Tankers. The amount of time Mr. Evensen allocates between our business and the businesses of Teekay Corporation, Teekay Offshore and Teekay Tankers varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. We believe Mr. Evensen devotes sufficient time to our business and affairs as is necessary for their proper conduct.
Officers of Teekay LNG Projects Ltd., a subsidiary of Teekay Corporation, allocate their time between providing strategic consulting and advisory services to certain of our operating subsidiaries and pursuing LNG and LPG project opportunities for Teekay Corporation, which projects, if awarded to Teekay Corporation, are offered to us pursuant to the non-competition provisions of the omnibus agreement. This agreement has previously been filed with the SEC. Please see Item 19 - Exhibits.
Officers of our general partner and those individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Corporation or its affiliates. Our general partner seeks to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.
Directors, Executive Officers and Key Employees
The following table provides information about the directors and executive officers of our general partner and key employees of our operating subsidiary Teekay Spain as of December 31, 2007. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. The business address of each of our key employees of Teekay Spain is Musgo Street 5—28023, Madrid, Spain.

Name	Age	Position

C. Sean Day	58	Chairman
Bjorn Moller	50	Vice Chairman and Director
Peter Evensen	49	Chief Executive Officer, Chief Financial Officer and Director
Robert E. Boyd	69	Director (1) (2)
Ida Jane Hinkley	57	Director (1)
Ihab J.M. Massoud	39	Director (2)
George Watson	60	Director (1) (2)
Andres Luna	51	Managing Director, Teekay Spain
Pedro Solana	51	Director, Finance and Accounting, Teekay Spain

(1)	Member of Audit Committee and Conflicts Committee.

(2)	Member of Corporate Governance Committee.

Certain biographical information about each of these individuals is set forth below:
C. Sean Day has served as Chairman of Teekay GP L.L.C. since it was formed in November 2004. Mr. Day has served as Chairman of Teekay Corporation’s Board of Directors since 1999. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to Navios, Mr. Day held a number of senior management positions in the shipping and finance industries. Mr. Day has served as the Chairman of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore, and of Teekay Tankers since they were formed in August 2006 and October 2007, respectively. Mr. Day also serves as the Chairman of Compass Diversified Trust and as a director of Kirby Corporation.
Bjorn Moller has served as the Vice Chairman and a Director of Teekay GP L.L.C. since it was formed in November 2004. Mr. Moller is the President and Chief Executive Officer of Teekay Corporation and has held those positions since April 1998. Mr. Moller has over 25 years’ experience in the shipping industry and has served in senior management positions with Teekay Corporation for more than 15 years. He has headed its overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay Corporation’s global chartering operations and business development activities. Mr. Moller has also served as the Vice Chairman of Teekay Offshore GP L.L.C. and as the Chief Executive Officer and as a director of Teekay Tankers since they were formed in August 2006 and October 2007, respectively. In December 2006, he was appointed Chairman of the International Tanker Owners Pollution Federation (ITOPF).
Peter Evensen has served as the Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since it was formed in November 2004 and as a Director of Teekay GP L.L.C. since January 2005. Mr. Evensen is also the Executive Vice President and Chief Strategy Officer of Teekay Corporation. He joined Teekay Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He served as Executive Vice President and Chief Financial Officer of Teekay Corporation from February 2004 until he was appointed to his current role in November 2006. Mr. Evensen has served as the Chief Executive Officer and Chief Financial Officer and as a Director of Teekay Offshore GP L.L.C. and as the Executive Vice President and as a Director of Teekay Tankers since they were formed in August 2006 and October 2007, respectively. Mr. Evensen has over 20 years’ experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.
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
Ida Jane Hinkley has served as a Director of Teekay GP L.L.C. since January 2005. From 1998 to 2001, she served as Managing Director of Navion Shipping AS, a shipping company at that time affiliated with the Norwegian state-owned oil company Statoil ASA (and subsequently acquired by Teekay Corporation in 2003). From 1980 to 1997, Ms. Hinkley was employed by the Gotaas-Larsen Shipping Corporation, an international provider of marine transportation services for crude oil and gas (including LNG), serving as its Chief Financial Officer from 1988 to 1992 and its Managing Director from 1993 to 1997. She currently also serves as a non executive director on the Board of Revus Energy ASA, a Norwegian oil company quoted on the Oslo Stock Exchange.
Ihab J.M. Massoud has served as a Director of Teekay GP L.L.C. since January 2005. Since 1998, he has been President of Compass Group Management LLC, a private investment firm based in Westport, Connecticut. Mr. Massoud is the Chief Executive Officer and a board member of Compass Diversified Holdings, a NASDAQ listed company. From 1995 to 1998, Mr. Massoud was employed by Petroleum Heat and Power, Inc. Previously, Mr. Massoud was with Colony Capital, Inc. and McKinsey and Company.
George Watson has served as a Director of Teekay GP L.L.C. since January 2005. Mr. Watson served as Chief Executive Officer of CriticalControl Solutions Inc. (formerly WNS Emergent), a provider of information control applications for the energy sector, from July 2002 until he was appointed to his current role of Executive Chairman in November 2007. From February 2000 to July 2002, he served as Executive Chairman at VerticalBuilder.com Inc. Mr. Watson served as President and Chief Executive Officer of TransCanada Pipelines Ltd. from 1993 to 1999 and as its Chief Financial Officer from 1990 to 1993.
Andres Luna has served as the Managing Director of Teekay Spain since April 2004. Mr. Luna joined Alta Shipping, S.A., a former affiliate company of Naviera F. Tapias S.A., in September 1992 and served as its General Manager until he was appointed Commercial General Manager of Naviera F. Tapias S.A. in December 1999. He also served as Chief Executive Officer of Naviera F. Tapias S.A. from July 2000 until its acquisition by Teekay Corporation in April 2004, when it was renamed Teekay Spain. Mr. Luna’s responsibilities with Teekay Spain have included business development, newbuilding contracting, project management, development of its LNG business and the renewal of its tanker fleet. He has been in the shipping business since his graduation as a naval architect from Madrid University in 1981.
Pedro Solana has served as the Director, Finance and Accounting of Teekay Spain since August 2004. Mr. Solana joined Naviera F. Tapias S.A. in 1991 and served as Deputy Financial Manager until its acquisition by Teekay Corporation. Mr. Solana’s responsibilities with Teekay Spain have included oversight of its accounting department and arranging for financing of its LNG carriers and crude oil tankers. He has been in the shipping business since 1980.
Reimbursement of Expenses of Our General Partner
Our general partner does not receive any management fee or other compensation for managing us. Our general partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner. During 2007, these expenses were comprised of a portion of compensation earned by the Chief Executive Officer and Chief Financial Officer of our general partner, directors’ fees and travel expenses, as discussed below. Please read Item 18 - Financial Statements: Related Party Transactions — Note 12b.

Annual Executive Compensation
Because the Chief Executive Officer and Chief Financial Officer of our general partner, Peter Evensen, is an employee of Teekay Corporation, his compensation (other than any awards under the long-term incentive plan described below) is set and paid by Teekay Corporation, and we reimburse Teekay Corporation for time he spends on partnership matters. Please read Item 7 — Major Unitholders and Related Party Transactions.
The corporate governance committee of the board of directors of our general partner establishes the compensation for certain key employees of our operating subsidiary Teekay Spain. Officers and employees of our general partner or its affiliates may participate in employee benefit plans and arrangements sponsored by Teekay Corporation, including plans that may be established in the future.
The aggregate amount of (a) reimbursement we made to Teekay Corporation for time our Chief Executive Officer and Chief Financial Officer spent on our partnership matters and (b) compensation earned by the two key employees of Teekay Spain listed above (collectively, the Officers) for 2007 was $4.8 million. This amount includes base salary ($1.1 million), annual bonus ($0.7 million) and pension and other benefits ($0.1 million). These amounts were paid primarily in Canadian Dollars or in Euros, but are reported here in U.S. Dollars using an exchange rate of 0.99 Canadian Dollars for each U.S. Dollar and 0.68 Euro for each U.S. Dollar, the exchange rates on December 31, 2007. Teekay Corporation’s annual bonus plan, in which each of the officers participates, considers both company performance, through comparison to established targets and financial performance of peer companies, and individual performance.
Compensation of Directors
Officers of our general partner or Teekay Corporation who also serve as directors of our general partner do not receive additional compensation for their service as directors. During 2007, each non-management director received compensation for attending meetings of the Board of Directors, as well as committee meetings. Non-management directors received a director fee of $30,000 for the year and common units with a value of approximately $15,000 for the year. The Chairman received an additional annual fee of $85,000, members of the audit and conflicts committees each received a committee fee of $5,000 for the year, and the chairs of the audit committee and conflicts committee received an additional fee of $5,000 for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.
During 2007, the five non-employee directors received, in the aggregate, $275,000 in director and committee fees and reimbursement of $137,000 of their out-of-pocket expenses from us relating to their board service. During December 2007, the board of directors of our general partner authorized the award by us to each of the five non-employee directors of common units with a value of approximately $15,000 for the 2007 year. These common units were purchased by us in the open market during the first quarter of 2008.
2005 Long-Term Incentive Plan
Our general partner adopted the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan for employees and directors of and consultants to our general partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. Other than the previously mentioned 2,560 common units awarded to our general partner’s directors, we did not make any awards in 2007 under the 2005 long-term incentive plan.
Board Practices
Teekay GP L.L.C., our general partner, manages our operations and activities. Unitholders are not entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation.
Our general partner’s board of directors (or the Board) currently consists of seven members. Directors are appointed to serve until their successors are appointed or until they resign or are removed.
There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.
The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under “Other Information — Partnership Governance” in the Investor Centre of our web site at www.teekaylng.com. During 2007, the Board held five meetings. Each director attended all Board meetings and all applicable committee meetings.
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

Conflicts Committee. The Conflicts Committee of our general partner is composed of the same directors constituting the Audit Committee, being George Watson (Chair), Robert E. Boyd and Ida Jane Hinkley. The members of the Conflicts Committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the heightened NYSE and SEC director independence standards applicable to audit committee membership and certain other requirements.
The Conflicts Committee:
•	reviews specific matters that the Board believes may involve conflicts of interest; and

•	determines if the resolution of the conflict of interest is fair and reasonable to us.
Any matters approved by the Conflicts Committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties it may owe us or our unitholders. The Board is not obligated to seek approval of the Conflicts Committee on any matter, and may determine the resolution of any conflict of interest itself.
Corporate Governance Committee. The Corporate Governance Committee of our general partner is composed of at least two directors, a majority of whom must meet the director independence standards established by the NYSE. This committee is currently comprised of directors Ihab J.M. Massoud (Chair), Robert E. Boyd and George Watson.
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
Crewing and Staff
As of December 31, 2007, Teekay Corporation and its subsidiaries employed approximately 687 seagoing staff who serve on our vessels and approximately 37 shore staff. Teekay Corporation and its subsidiaries may employ additional seagoing staff to assist us as we grow. Certain subsidiaries of Teekay Corporation provide advisory, operational and administrative support to us pursuant to services agreements. Please read Item 7 — Major Unitholders and Related Party Transactions.
We regard attracting and retaining motivated seagoing personnel as a top priority. Like Teekay Corporation, we offer our seafarers competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally.
Teekay Corporation has entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which cover substantially all of the officers and seamen that operate our Bahamian-flagged vessels. Our Spanish officers and seamen for our Spanish-flagged vessels are covered by two different collective bargaining agreements (one for Suezmax tankers and one for LNG tankers) with Spain’s Union General de Trabajadores and Comisiones Obreras, and the Filipino crewmembers employed on our Spanish-flagged LNG tankers are covered by the Collective Bargaining Agreement with the Philippine Seafarer’s Union. We believe our relationships with these labor unions are good.
Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. Teekay Corporation has agreed to allow our personnel to participate in its training programs. Teekay Corporation’s cadet training approach is designed to balance academic learning with hands-on training at sea. Teekay Corporation has relationships with training institutions in Canada, Croatia, India, Latvia, Norway, Philippines, Turkey and the United Kingdom. After receiving formal instruction at one of these institutions, our cadets’ training continues on board on one of our vessels. Teekay Corporation also has a career development plan that we follow, which was designed to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety.
Unit Ownership
The following table sets forth certain information regarding beneficial ownership, as of March 15, 2008, of our units by all directors and officers of our general partner and key employees of Teekay Spain as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any units that the person has the right to acquire as of May 14, 2008 (60 days after March 15, 2008) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Percentage of
Total Common
		Percentage of		Percentage of	and
	Common Units	Common	Subordinated	Subordinated	Subordinated
Identity of Person or Group	Owned	Units Owned	Units Owned	Units Owned	Units Owned(3)
All executive officers, key employees and directors as a group (9 persons) (1) (2)	221,070	0.98%	—	—	0.59%

(1)
Excludes units owned by Teekay Corporation, which controls us and on the board of which serve the following directors of our general partner, C. Sean Day and Bjorn Moller. In addition, Mr. Moller is Teekay Corporation’s Chief Executive Officer, and Peter Evensen, our general partner’s Chief Executive Officer, Chief Financial Officer and Director, is Teekay Corporation’s Executive Vice President and Chief Strategy Officer. Please read Item 7: Major Shareholders and Related Party Transactions for more detail.

(2)	Each director, executive officer and key employee beneficially owns less than one percent of the outstanding common and subordinated units.

(3)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Corporation.
Item 7. Major Unitholders and Related Party Transactions
Major Unitholders
The following table sets forth information regarding beneficial ownership, as of March 15, 2008, of our common and subordinated units by each person we know to beneficially own more than 5% of the outstanding common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 14, 2008 (60 days after March 15, 2008) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

					Percentage of
					Total Common
		Percentage of		Percentage of	and
	Common Units	Common Units	Subordinated	Subordinated	Subordinated
Identity of Person or Group	Owned	Owned	Units Owned	Units Owned	Units Owned
Teekay Corporation (1)	8,734,572	38.8%	14,734,572	100.0%	63.0%
Neuberger Berman, Inc. and Neuberger Berman, LLC, as a group (2)	2,824,235	12.5%	—	—	7.6%

(1)	Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Corporation.

(2)
Neuberger Berman, LLC and Neuberger Berman Management Inc. serve as sub-advisor and investment manager, respectively, of Neuberger Berman Inc’s mutual funds. This information is based on the Schedule 13G/A filed by this group with the SEC on February 12, 2008.

Our majority unitholder has the same voting rights as our other unitholders. We are directly controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.
Related Party Transactions
a)
We have entered into an amended and restated omnibus agreement with Teekay Corporation, our general partner, our operating company, Teekay LNG Operating L.L.C, Teekay Offshore and related parties. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition. Under the omnibus agreement, Teekay Corporation and Teekay Offshore have agreed, and have caused their controlled affiliates (other than us) to agree, not to own, operate or charter LNG carriers. This restriction does not prevent Teekay Corporation, Teekay Offshore or any of their controlled affiliates (other than us) from, among other things:

•
acquiring LNG carriers and related time charters as part of a business and operating or chartering those vessels if a majority of the value of the total assets or business acquired is not attributable to the LNG carriers and related time charters, as determined in good faith by the board of directors of Teekay Corporation or the board of directors of Teekay Offshore’s general partner; however, if at any time Teekay Corporation or Teekay Offshore completes such an acquisition, it must offer to sell the LNG carriers and related time charters to us for their fair market value plus any additional tax or other similar costs to Teekay Corporation or Teekay Offshore that would be required to transfer the LNG carriers and time charters to us separately from the acquired business;

•
owning, operating or chartering LNG carriers that relate to a bid or award for a proposed LNG project that Teekay Corporation or any of its subsidiaries has submitted or hereafter submits or receives; however, at least 180 days prior to the scheduled delivery date of any such LNG carrier, Teekay Corporation must offer to sell the LNG carrier and related time charter to us, with the vessel valued at its “fully-built-up cost,’’ which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Corporation to acquire or construct and bring such LNG carrier to the condition and location necessary for our intended use, plus a reasonable allocation of overhead costs related to the development of such project and other projects that would have been subject to the offer rights set forth in the omnibus agreement but were not completed; or

•
acquiring, operating or chartering LNG carriers if our general partner has previously advised Teekay Corporation or Teekay Offshore that the board of directors of our general partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the carriers.

In addition, under the omnibus agreement we have agreed not to own, operate or charter crude oil tankers or the following “offshore vessels” — dynamically positioned shuttle tankers (other than those operating in the conventional oil tanker trade under contracts with a remaining duration of less that three years, excluding extension options), floating storage and off-take units or floating production, storage and off-loading units. This restriction does not apply to any of the Suezmax tankers in our current fleet, and the ownership, operation or chartering of any oil tankers that replace any of those oil tankers in connection with certain events. In addition, the restriction does not prevent us from, among other things:

•
acquiring oil tankers or offshore vessels and any related time charters or contracts of affreightment as part of a business and operating or chartering those vessels, if a majority of the value of the total assets or business acquired is not attributable to the oil tankers and offshore vessels and any related charters or contracts of affreightment, as determined by the conflicts committee of our general partner’s board of directors; however, if at any time we complete such an acquisition, we are required to promptly offer to sell to Teekay Corporation the oil tankers and time charters or to Teekay Offshore the offshore vessels and time charters or contracts of affreightment for fair market value plus any additional tax or other similar costs to us that would be required to transfer the vessels and contracts to Teekay Corporation or Teekay Offshore separately from the acquired business; or

•
acquiring, operating or chartering oil tankers or offshore vessels if Teekay Corporation or Teekay Offshore, respectively, has previously advised our general partner that it has elected not to acquire or operate those vessels.

Rights of First Offer on Suezmax Tankers, LNG Carriers, and Offshore Vessels. Under the omnibus agreement, we have granted to Teekay Corporation and Teekay Offshore a 30-day right of first offer on any proposed (a) sale, transfer or other disposition of any of our Suezmax tankers, in the case of Teekay Corporation, or certain offshore vessels in the case of Teekay Offshore, or (b) re-chartering of any of our Suezmax tankers or offshore vessels pursuant to a time charter or contract of affreightment with a term of at least three years if the existing charter expires or is terminated early. Likewise, each of Teekay Corporation and Teekay Offshore has granted a similar right of first offer to us for any LNG carriers it might own. These rights of first offer do not apply to certain transactions.

b)
We and certain of our subsidiaries have entered into services agreements with subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries have agreed to provide (a) certain non-strategic administrative services to us, (b) advisory, technical and administrative services that supplement existing capabilities of the employees of our operating subsidiaries and (c) strategic consulting and advisory services to our operating subsidiaries relating to our LNG business, unless the provision of those services would materially interfere with Teekay Corporation’s operations. These services are to be provided in a commercially reasonably manner and upon the reasonable request of our general partner or our operating subsidiaries, as applicable. The Teekay Corporation subsidiaries that are parties to the services agreements may provide these services directly or may subcontract for certain of these services with other entities, including other Teekay Corporation subsidiaries. We pay a reasonable, arm’s-length fee for the services that includes reimbursement of the reasonable cost of any direct and indirect expenses the Teekay Corporation subsidiaries incur in providing these services. During 2007, 2006 and the period from May 10, 2005 to December 31, 2005, we incurred $5.7 million, $4.0 million and $1.1 million of costs under these agreements.

c)
We reimburse our general partner for all expenses necessary or appropriate for the conduct of our business. During 2007, 2006 and the period from May 10, 2005 to December 31, 2005, we incurred $0.1 million, $0.5 million, and $0.2 million of these costs, respectively.

d)
We have entered into an agreement with Teekay Corporation pursuant to which Teekay Corporation provides us with off-hire insurance for our LNG carriers. During 2007, 2006 and the period from May 10, 2005 to December 31, 2005, we incurred $1.5 million, $0.9 million and nil of these costs, respectively.

e)
In December 2004, Teekay Spain sold the Granada Spirit to a subsidiary of Teekay Corporation for $26.5 million. The resulting gain on sale of $4.9 million was accounted for as an equity contribution. This sale was done in connection with a drydocking and re-flagging of the vessel. Teekay Spain had operated the vessel on the spot market until it was sold.

Following Teekay Corporation’s contribution of the Granada Spirit LLC back to us on the closing of our initial public offering in May 2005, we entered into a short-term, fixed-rate time charter and vessel sales agreement with a subsidiary of Teekay Corporation for the Granada Spirit.

On May 26, 2005, we sold the Granada Spirit to the Teekay Corporation subsidiary for $20.6 million, resulting in a gain on sale of $0.2 million. Net voyage revenues earned under the short-term time-charter contract with Teekay Corporation were $0.5 million.

f)
In early 2005, we sold the Santiago Spirit (a newly constructed, double-hulled Suezmax tanker delivered in March 2005) to a subsidiary of Teekay Corporation for $70.0 million. The resulting $3.1 million loss on sale, net of income taxes, has been accounted for as an equity distribution.

g)
On October 31, 2006, we acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat Holdings Corporation (or Teekay Nakilat Holdings). Teekay Nakilat Holdings owns 70% of Teekay Nakilat, which in turn has a 100% interest in the three RasGas II LNG Carriers and related time-charter contracts. The purchase price for the 70% interest in Teekay Nakilat was $102.0 million, subject to refinement upon determination of the final construction costs of all three LNG carriers. We paid $26.9 million of the purchase price during 2006 and $75.1 million during 2007.

h)
Our Suezmax tanker, the Toledo Spirit, which delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. We entered into an agreement with Teekay Corporation such that Teekay Corporation pays us any amounts payable to the charter party as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us as a result of spot rates being in excess of the fixed rate. During 2007, 2006 and the period from May 10, 2005 to December 31, 2005, we incurred $1.9 million, $4.6 million and $2.8 million, respectively, of amounts owing to Teekay Corporation as a result of this agreement.

i)
On November 1, 2006, we agreed to purchase Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture upon delivery of the first Tangguh LNG Carrier, which is scheduled for November 2008. For more information, please read Item 18 — Financial Statements: Note 12i.

j)
On November 1, 2006, we agreed to purchase Teekay Corporation’s 40% interest in the RasGas 3 Joint Venture upon delivery of the first RasGas 3 LNG Carrier, which is scheduled for April 2008. For more information, please read Item 18 — Financial Statements: Note 12j.

k)
C. Sean Day is the Chairman of our general partner, Teekay GP L.L.C. He also is the Chairman of Teekay Corporation, Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore Partners L.P., a publicly held partnership controlled by Teekay Corporation) and Teekay Tankers Ltd. (a publicly held corporation controlled by Teekay Corporation).

Bjorn Moller is the Vice Chairman of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. He also is the President and Chief Executive Officer and a director of Teekay Corporation as well as the Chief Executive Officer and a director of Teekay Tankers Ltd.

Peter Evensen is the Chief Executive Officer and Chief Financial Officer and a director of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. He also is the Executive Vice President and Chief Strategy Officer of Teekay Corporation as well as the Executive Vice President and a director of Teekay Tankers Ltd.

Because Mr. Evensen is an employee of Teekay Corporation or another of its subsidiaries, his compensation (other than any awards under our long-term incentive plan) is set and paid by Teekay Corporation or such other applicable subsidiary. Pursuant to our partnership agreement, we have agreed to reimburse Teekay Corporation or its applicable subsidiary for time spent by Mr. Evensen on our management matters as our Chief Executive Officer and Chief Financial Officer.

l)
In January 2007, we acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18.5 million. The purchase was financed with one of our existing revolving credit facilities. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA and has a remaining contract term of eight years.

m)
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest was awarded a contract to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. The remaining members of the consortium are Mitsui & Co., Ltd. and NYK Bulkship (Europe) which hold 34% and 33% ownership interests in the consortium, respectively. In accordance with the omnibus agreement agreement, Teekay Corporation is contractually required to offer to us its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels.

n)
On April 1, 2008, we acquired from Teekay Corporation the two Kenai LNG Carriers and immediately charter the vessels back to Teekay Corporation for a period of ten years (plus options exercisable by Teekay to extend up to an additional fifteen years). For more information, please read Item 5 — Operating and Financial Review and Prospects — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Developments in 2007.

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

Cash Distribution Policy
Rationale for Our Cash Distribution Policy
Our partnership agreement requires us to distribute all of our available cash (as defined in our partnership agreement) within approximately 45 days after the end of each quarter. This cash distribution policy reflects a basic judgment that our unitholders are better served by our distributing our cash available after expenses and reserves rather than our retaining it. Because we believe we will generally finance any capital investments from external financing sources, we believe that our investors are best served by our distributing all of our available cash.
Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy
There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:
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

•
While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions, may be amended. Although during the subordination period (defined in our partnership agreement), with certain exceptions, our partnership agreement may not be amended without the approval of the public common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units, voting as a class (including common units held by affiliates of our general partner) after the subordination period has ended.

Minimum Quarterly Distribution
Common unitholders are entitled under our partnership agreement to receive a minimum quarterly distribution of $0.4125 per unit, or $1.65 per year, prior to any distribution on our subordinated units to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. Our general partner has the authority to determine the amount of our available cash for any quarter. This determination must be made in good faith. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit agreements.
Commencing after the date of our initial public offering until the first quarter of 2006, cash distributions declared were $0.4125 per unit per quarter. For the quarter ended June 30, 2005, cash distributions declared were prorated for the period of May 10, 2005 to June 30, 2005. Our cash distributions were increased to $0.4625 per unit effective for the second quarter of 2006 and increased to $0.53 per unit effective for the second quarter of 2007.
Subordination Period
During the subordination period, applicable to the subordinated units held by Teekay Corporation, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.
Incentive Distribution Rights
Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus (as defined in our partnership agreement) after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions’’ are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,’’ until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest
	Total Quarterly Distribution	in Distributions
	Target Amount	Unitholders	General Partner

Minimum Quarterly Distribution	$0.4125	98%	2%
First Target Distribution	up to $0.4625	98	2
Second Target Distribution	above $0.4625 up to $0.5375	85	15
Third Target Distribution	above $0.5375 up to $0.6500	75	25
Thereafter	above $0.6500	50	50
Significant Changes
Please read Item 18 — Financial Statements: Note 17 — Subsequent Events
Item 9. The Offer and Listing
Our common units are traded on the New York Stock Exchange (or NYSE) under the symbol “TGP”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated.

	Dec. 31,	Dec. 31,	Dec. 31,
Years Ended	2007	2006	2005 (1)

High	$39.94	$34.23	$34.70
Low	28.76	28.65	24.30

	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
Quarters Ended	2007	2007	2007	2007	2006	2006	2006	2006

High	$34.47	$36.93	$39.94	$38.08	$34.23	$31.47	$31.98	$31.69
Low	28.76	33.20	34.92	32.70	30.00	29.35	29.13	28.65

	Mar. 31,	Feb. 29,	Jan. 31,	Dec. 31,	Nov. 30,	Oct. 31,
Months Ended	2008	2008	2008	2007	2007	2007

High	$29.97	$31.25	$31.69	$30.78	$33.46	$34.47
Low	27.22	29.69	27.50	29.14	28.76	31.80

(1)	Period beginning May 5, 2005.
Item 10. Additional Information
Memorandum and Articles of Association
The information required to be disclosed under Item 10B is incorporated by reference to our Registration Statement on Form 8-A/A filed with the SEC on September 29, 2006.

Material Contracts
The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:
(a)
Agreement, dated February 21, 2001, for a U.S. $100,000,000 Revolving Credit Facility between Naviera Teekay Gas S.L., J.P. Morgan plc and various other banks. This facility was refinanced in 2006. Please see (l) below.

(b)
Agreement, dated December 7, 2005, for a U.S. $137,500,000 Revolving Credit Facility between Asian Spirit L.L.C., African Spirit L.L.C., and European Spirit L.L.C., Den Norske Bank ASA and various other banks. This facility bears interest at LIBOR plus a margin of 0.50%. The amount available under the facility reduces by $4.4 million semi-annually, with a bullet reduction of $57.7 million on maturity in April 2015. The credit facility may be used for general partnership purposes and to fund cash distributions. Our obligations under the facility are secured by a first-priority mortgage on three of our Suezmax tankers and a pledge of certain shares of the subsidiaries operating the Suezmax tankers.

(c)
Amended and Restated Omnibus agreement with Teekay Corporation, Teekay Offshore, our general partner and related parties Please read Item 7 — Major Unitholders and Related Party Transactions for a summary of certain contract terms.

(d)
We and certain of our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide us and our operating subsidiaries with administrative, advisory, technical and strategic consulting services for a reasonable fee that includes reimbursement of the reasonable cost of any direct and indirect expenses they incur in providing these services. Please read Item 7 — Major Unitholders and Related Party Transactions for a summary of certain contract terms.

(e)
Pursuant to the Nakilat Share Purchase Agreement, we agreed to acquire from Teekay Corporation its 100% ownership interest in Teekay Nakilat Holdings Corporation. Please read Item 7 — Major Unitholders and Related Party Transactions for a summary of certain contract terms.

(f)
Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended. This facility was used to make restricted cash deposits that fully fund payments under a capital lease for one of our LNG carriers, the Catalunya Spirit. Interest payments are based on EURIBOR plus a margin. The term loan matures in 2023 with monthly payments that reduce over time.

(g)
Bareboat Charter Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Poseidon Gas AIE dated as of October 2, 2000. This bareboat charter agreement has a term of three years and is for one of our LNG carriers, the Catalunya Spirit.

(h)
Credit Facility Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Chase Manhattan International Limited, as Agent, dated as of December 21, 2001, as amended. This facility was used to make restricted cash deposits that fully fund payments under a capital lease for one of our LNG carriers, the Madrid Spirit. Interest payments are based on EURIBOR plus a margin. The term loan matures in 2011 with monthly payments that reduce over time.

(i)
Bareboat Charter Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Pagumar AIE dated as of December 30, 2003. This bareboat charter agreement has a term of seven years and is for one of our LNG carriers, the Madrid Spirit.

(j)
Contribution, Conveyance and Assumption Agreement. Pursuant to the is agreement, on May 6, 2005, Teekay Corporation contributed all of the outstanding shares of Luxco, all but $54.9 million of notes receivable from Luxco, and all of the outstanding equity interests of Granada Spirit L.L.C (which owned the Suezmax tanker, the Granada Spirit) to us in connection with our initial public offering of common units on May 10, 2005. We subsequently repaid the $54.9 million note receivable.

(k)	Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan. Please read Item 6 — Directors, Senior Management and Employees for a summary of certain plan terms.

(l)
Agreement, dated August 23, 2006, for a U.S $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks. This facility bears interest at LIBOR plus a margin of 0.55%. The amount available under the facility reduces semi-annually by amounts ranging from $4.3 million to $8.6 million, with a bullet reduction of $180.1 million on maturity in August 2018. The revolver is collateralized by first priority mortgages granted on two of our LNG carriers. The credit facility may be used for general partnership purposes and to fund cash distributions.

(m)
Purchase Agreement, dated November 2005, between Teekay LNG Partners L.P. and Teekay Corporation for the acquisition of Asian Spirit L.L.C., African Spirit L.L.C. and European Spirit L.L.C., each of which owns one LNG carrier. Please read Item 18 — Financial Statements: Related Party Transactions Note 12(f) for a summary of certain contract terms.

Exchange Controls and Other Limitations Affecting Unitholders
We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of The Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.
We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of The Marshall Islands or our partnership agreement.

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
United States Tax Consequences. The following discussion of the material U.S. federal income tax considerations that may be relevant to common unitholders who are individual citizens or residents of the United States is based upon provisions of the U.S. Internal Revenue Code of 1986 (or the Internal Revenue Code) as in effect on the date of this prospectus, existing final, temporary and proposed regulations thereunder (or Treasury Regulations) and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. This discussion does not comment on all U.S. federal income tax matters affecting the unitholders and does not address the tax consequences under U.S. state and local and other tax laws. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and hold their units as capital assets and has only limited application to corporations, estates, trusts, non-U.S. persons or other unitholders subject to specialized tax treatment, such as tax-exempt entities (including IRAs), regulated investment companies (mutual funds), real estate investment trusts (or REITs) and holders who directly or indirectly own a ten percent (10%) or greater interest in us. Accordingly, unitholders should consult their own tax advisors in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to him of the ownership or disposition of common units.
Classification as a Partnership
For purposes of U.S. federal income taxation, a partnership is not a taxable entity, and although it may be subject to withholding taxes on behalf of its partners under certain circumstances, a partnership itself incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss, deduction and credit of the partnership in computing his U.S. federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner generally are not taxable unless the amount of cash distributed exceeds the partner’s adjusted tax basis in his partnership interest.
Section 7704 of the Internal Revenue Code provides that publicly traded partnerships, as a general rule, will be treated as corporations for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships whose “qualifying income” represents 90% or more of their gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including liquefied natural gas. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We have received a ruling from the IRS that we requested in connection with our initial public offering that the income we derive from transporting LNG and crude oil pursuant to time charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively. Time charters through which we derive income from transporting LNG and crude oil entered into subsequent to our initial public offering are substantially similar to those existing at the time of our initial public offering. We estimate that less than 5% of our current income is not qualifying income and, accordingly, we believe we will be classified as a partnership for U.S. federal income tax purposes.
Consequences of Unit Ownership
Flow-through of Taxable Income. Each unitholder is required to include in computing his taxable income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year, without regard to whether we make corresponding cash distributions to him. Our taxable year ends on December 31. Consequently, we may allocate income to a unitholder as of December 31 of a given year, and the unitholder will be required to report this income on his tax return for his tax year that ends on or includes such date, even if he has not received a cash distribution from us as of that date.
Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years.
A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code (or, collectively, Section 751 Assets). To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units. A unitholder’s initial U.S. federal income tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities.
Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess suspended loss above that gain is no longer utilizable. In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment.
The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from a passive activity only to the extent of the taxpayer’s income from the same passive activity. Passive activities generally are corporate or partnership activities in which the taxpayer does not materially participate. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate only will be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.
Dual consolidated loss restrictions also may apply to limit the deductibility by a corporate unitholder of losses we incur. Corporate unitholders are urged to consult their own tax advisors regarding the applicability and effect to them of dual consolidated loss restrictions.
Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:
•	Iinterest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	The portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.
Entity-Level Collections. If we are required or elect under applicable law to pay any U.S. federal, state or local or foreign income or withholding taxes on behalf of any present or former unitholder or the general partner, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement are maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner, in which event the partner would be required to file a claim in order to obtain a credit or refund of tax paid.
Allocation of Income, Gain, Loss, Deduction and Credit. In general, if we have a net profit, our items of income, gain, loss, deduction and credit will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss generally will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.
Specified items of our income, gain, loss and deduction will be allocated to account for any difference between the tax basis and fair market value of any property held by the partnership immediately prior to an offering of common units, referred to in this discussion as “Adjusted Property.” The effect of these allocations to a unitholder purchasing common units in an offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss, deduction or credit, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, which is credited with the fair market value of Adjusted Property, and “tax” capital account, which is credited with the tax basis of Adjusted Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:
•	This relative contributions to us;

•	The interests of all the partners in profits and losses;

•	The interest of all the partners in cash flow; and

•	The rights of all the partners to distributions of capital upon liquidation.
A unitholder’s taxable income or loss with respect to a common unit each year will depend upon a number of factors, including the nature and fair market value of our assets at the time the holder acquired the common unit, we issue additional units or we engage in certain other transactions, and the manner in which our items of income, gain, loss and deduction are allocated among our partners. For this purpose, we determine the value of our assets and the relative amounts of our items of income, gain, loss and deduction allocable to our unitholders and our general partner as holder of the incentive distribution rights by reference to the value of our interests, including the incentive distribution rights. The IRS may challenge any valuation determinations that we make, particularly as to the incentive distribution rights, for which there is no public market. Moreover, the IRS could challenge certain other aspects of the manner in which we determine the relative allocations made to our unitholders and to the general partner as holder of our incentive distribution rights. A successful IRS challenge to our valuation or allocation methods could increase the amount of net taxable income and gain realized by a unitholder with respect to a common unit.
Section 754 Election. We have made an election under Section 754 of the Internal Revenue Code to adjust a common unit purchaser’s U.S. federal income tax basis in our assets (or inside basis) to reflect the purchaser’s purchase price (or a Section 743(b) adjustment). The Section 743(b) adjustment belongs to the purchaser and not to other unitholders and does not apply to unitholders who acquire their common units directly from us. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (or common basis) and (2) his Section 743(b) adjustment to that basis.
In general, a purchaser’s common basis is depreciated or amortized according to the existing method utilized by us. A positive Section 743(b) adjustment to that basis generally is depreciated or amortized in the same manner as property of the same type that has been newly placed in service by us. A negative Section 743(b) adjustment to that basis generally is recovered over the remaining useful life of the partnership’s recovery property.
A Section 743(b) adjustment is advantageous if the purchaser’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the adjustment, the purchaser would have, among other items, a greater amount of depreciation and amortization deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 743(b) adjustment is disadvantageous if the purchaser’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the purchase. Thus, the fair market value of the units may be affected either favorably or unfavorably by the Section 743(b) adjustment. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer on an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.
The calculations involved in the Section 743(b) adjustment are complex and will be made on the basis of assumptions as to the value of our assets and in accordance with the Internal Revenue Code and applicable Treasury Regulations. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our judgment, the expense of compliance exceed the benefit of the election, we may seek consent from the IRS to revoke our Section 754 election. If such consent is given, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.
Tax Treatment of Operations
Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss, deduction and credit for our taxable year ending within or with his taxable year. In addition, a unitholder who disposes of all of his units must include his share of our income, gain, loss, deduction and credit through the date of disposition in income for his taxable year that includes the date of disposition, with the result that a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of more than one year of our income, gain, loss, deduction and credit in income for the year of the disposition.
Asset Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The U.S. federal income tax burden associated with any difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the general partner and the existing limited partners.

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using any method permitted by the Internal Revenue Code.
If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us.
The U.S. federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets at the time the holder acquired the common unit, we issue additional units or we engage in certain other transactions. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
Disposition of Common Units
Recognition of Gain or Loss. In general, gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis in the units sold. A unitholder’s amount realized will be measured by the sum of the cash, the fair market value of other property received by him and his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash or property received from the sale.
Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost. Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit generally will be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than one year generally will be taxed at a maximum rate of 15% under current law.
A portion of a unitholder’s amount realized may be allocable to “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation and amortization recapture. A unitholder will recognize ordinary income or loss to the extent of the difference between the portion of the unitholder’s amount realized allocable to unrealized receivables or inventory items and the unitholder’s share of our basis in such receivables or inventory items. Ordinary income attributable to unrealized receivables, inventory items and depreciation or amortization recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if a net taxable loss is realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses generally may only be used to offset capital gains. An exception permits individuals to offset up to $3,000 of net capital losses against ordinary income in any given year.
The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.
Allocations Between Transferors and Transferees. In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the first business day of the month in which that gain or loss is recognized. As a result of the foregoing, a unitholder transferring units may be allocated income, gain, loss, deduction and credit realized after the date of transfer. A unitholder who owns units at any time during a calendar quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to months within that quarter in which the units were held but will not be entitled to receive that cash distribution.
Transfer Notification Requirements. A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A unitholder who acquires units generally is required to notify us in writing of that acquisition within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers of units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may lead to the imposition of substantial penalties.

Constructive Termination. We will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, tax legislation applicable to a newly formed partnership.
Foreign Tax Credit Considerations
Subject to detailed limitations set forth in the Internal Revenue Code, a unitholder may elect to claim a credit against his liability for U.S. federal income tax for his share of foreign income taxes (and certain foreign taxes imposed in lieu of a tax based upon income) paid by us. Income allocated to unitholders likely will constitute foreign source income falling in the general foreign tax credit category for purposes of the U.S. foreign tax credit limitation. The rules relating to the determination of the foreign tax credit are complex and unitholders are urged to consult their own tax advisors to determine whether or to what extent they would be entitled to such credit. Unitholders who do not elect to claim foreign tax credits may instead claim a deduction for their shares of foreign taxes paid by us.
Functional Currency
We are required to determine the functional currency of any of our operations that constitute a separate qualified business unit (or QBU) for U.S. federal income tax purposes and report the affairs of any QBU in this functional currency to our unitholders. Any transactions conducted by us other than in the U.S. dollar or by a QBU other than in its functional currency may give rise to foreign currency exchange gain or loss. Further, if a QBU is required to maintain a functional currency other than the U.S. dollar, a unitholder may be required to recognize foreign currency translation gain or loss upon a distribution of money or property from a QBU or upon the sale of common units, and items or income, gain, loss or deduction allocated to the unitholder in such functional currency must be translated into the unitholder’s functional currency.
For purposes of the foreign currency rules, a QBU includes a separate trade or business owned by a partnership in the event separate books and records are maintained for that separate trade or business. The functional currency of a QBU is determined based upon the economic environment in which the QBU operates. Thus, a QBU whose revenues and expenses are primarily determined in a currency other than the U.S. dollar will have a non-U.S. dollar functional currency. We believe our primary operations constitute a QBU whose functional currency is the U.S. dollar, but certain of our operations constitute separate QBUs whose functional currencies are other than the U.S. dollar.
Under proposed regulations (or the Section 987 Proposed Regulations), the amount of foreign currency translation gain or loss recognized upon a distribution of money or property from a QBU or upon the sale of common units will reflect the appreciation or depreciation in the functional currency value of certain assets and liabilities of the QBU between the time the unitholder purchased his common units and the time we receive distributions from such QBU or the unitholder sells his common units. Foreign currency translation gain or loss will be treated as ordinary income or loss. A unitholder must adjust the U.S. federal income tax basis in his common units to reflect such income or loss prior to determining any other U.S. federal income tax consequences of such distribution or sale. A unitholder who owns less than a five percent interest in our capital or profits generally may elect not to have these rules apply by attaching a statement to his tax return for the first taxable year the unitholder intends the election to be effective. Further, for purposes of computing his taxable income and U.S. federal income tax basis in his common units, a unitholder will be required to translate into his own functional currency items of income, gain, loss or deduction of such QBU and his share of such QBU’s liabilities. We intend to provide such information based on generally applicable U.S. exchange rates as is necessary for unitholders to comply with the requirements of the Section 987 Proposed Regulations as part of the U.S. federal income tax information we will furnish unitholders each year. However, a unitholder may be entitled to make an election to apply an alternative exchange rate with respect to the foreign currency translation of certain items. Unitholders who desire to make such an election should consult their own tax advisors.
Based upon our current projections of the capital invested in and profits of the non-U.S. dollar QBUs, we believe that unitholders will be required to recognize only a nominal amount of foreign currency translation gain or loss each year and upon their sale of units. Nonetheless, the rules for determining the amount of translation gain or loss are not entirely clear at present as the Section 987 Proposed Regulations currently are not effective. Please consult your own tax advisor for specific advice regarding the application of the rules for recognizing foreign currency translation gain or loss under your own circumstances. In addition to a unitholder’s recognition of foreign currency translation gain or loss, the U.S. dollar QBU will engage in certain transactions denominated in the Euro, which will give rise to a certain amount of foreign currency exchange gain or loss each year. This foreign currency exchange gain or loss will be treated as ordinary income or loss.
Information Returns and Audit Procedures
We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific U.S. federal income tax information, including a document in the form of IRS Form 1065, Schedule K-1, which sets forth his share of our income, gain, loss, deductions and credits as computed for U.S. federal income tax purposes for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of such income, gain, loss, deduction and credit. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. We can not assure prospective unitholders that the IRS will not successfully contend that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

We will be obligated to file U.S. federal income tax information returns with the IRS for any year in which we earn any U.S. source income or U.S. effectively connected income. In the event we were obligated to file a U.S. federal income tax information return but failed to do so, unitholders would not be entitled to claim any deductions, losses or credits for U.S. federal income tax purposes relating to us. Consequently, we may file U.S. federal income tax information returns for any given year. The IRS may audit any such information returns that we file. Adjustments resulting from an IRS audit of our return may require each unitholder to adjust a prior year’s tax liability, and may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns. Any IRS audit relating to our items of income, gain, loss, deduction or credit for years in which we are not required to file and do not file a U.S. federal income tax information return would be conducted at the partner-level, and each unitholder may be subject to separate audit proceedings relating to such items.
For years in which we file or are required to file U.S. federal income tax information returns, we will be treated as a separate entity for purposes of any U.S. federal income tax audits, as well as for purposes of judicial review of administrative adjustments by the IRS and tax settlement proceedings. For such years, the tax treatment of partnership items of income, gain, loss, deduction and credit will be determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names Teekay GP L.L.C. as our Tax Matters Partner.
The Tax Matters Partner will make some U.S. federal tax elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items reported in the information returns we file. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS with respect to these items unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.
A unitholder must file a statement with the IRS identifying the treatment of any item on his U.S. federal income tax return that is not consistent with the treatment of the item on an information return that we file. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties
Possible Classification as a Corporation
If we fail to meet the Qualifying Income Exception described previously with respect to our classification as a partnership for U.S. federal income tax purposes, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as a non-U.S. corporation for U.S. federal income tax purposes. If previously treated as a partnership, our change in status would be deemed to have been effected by our transfer of all of our assets, subject to liabilities, to a newly formed non-U.S. corporation, in return for stock in that corporation, and then our distribution of that stock to our unitholders and other owners in liquidation of their interests in us. Unitholders that are U.S. persons would be required to file IRS Form 926 to report these deemed transfers and any other transfers they made to us while we were treated as a corporation and may be required to recognize income or gain for U.S. federal income tax purposes to the extent of certain prior deductions or losses and other items. Substantial penalties may apply for failure to satisfy these reporting requirements, unless the person otherwise required to report shows such failure was due to reasonable cause and not willful neglect.
If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss, deduction and credit would not pass through to unitholders. Instead, we would be subject to U.S. federal income tax based on the rules applicable to foreign corporations, not partnerships, and such items would be treated as our own. Any distribution made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, a nontaxable return of capital to the extent of the unitholder’s tax basis in his common units, and taxable capital gain thereafter.
Consequences of Possible PFIC Classification. A non-United States entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either (1) at least 75% of its gross income is “passive” income (or the income test) or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (or the assets test).
Based upon our current assets and operations, we do not believe that we would be considered to be a PFIC even if we were treated as a corporation. However, legal uncertainties are involved and, in addition, there is no assurance that the nature of our assets, income and operations will remain the same in the future. If we were classified as a PFIC, for any year during which a unitholder owns units, he generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC) with respect to (1) any “excess distribution” (generally, any distribution received by a unitholder in a taxable year that is greater than 125% of the average annual distributions received by the unitholder in the three preceding taxable years or, if shorter, the unitholder’s holding period for the units) and (2) any gain realized upon the sale or other disposition of units. Under these rules:
•	The excess distribution or gain will be allocated ratably over the unitholder’s holding period;

•	The amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year;

•
The amount allocated to each of the other taxable years in the unitholder’s holding period will be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of these other taxable years.
Certain elections, such as a qualified electing fund election or mark to market election, may be available to a unitholder if we were classified as a PFIC. If we determine that we are or will be a PFIC, we will provide unitholders with information concerning the potential availability of such elections.

Under current law, dividends received by individual citizens or residents of the United States from domestic corporations and qualified foreign corporations generally are treated as net capital gains and subject to U.S. federal income tax at reduced rates (generally 15%). However, if we were classified as a PFIC for our taxable year in which we pay a dividend, we would not be considered a qualified foreign corporation, and individuals receiving such dividends would not be eligible for the reduced rate of U.S. federal income tax.
Canadian Federal Income Tax Consequences
The following discussion is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (or the Canada Tax Act), that we believe are relevant to holders of common units who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty) resident in the United States and entitled to all of the benefits of the Canada — U.S. Treaty, and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders).
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
In this connection, we believe that our activities and affairs can be conducted in a manner that we will not be carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act solely by reason of the acquisition, holding, disposition or redemption of common units. We intend that this is the case, notwithstanding that certain services will be provided to Teekay LNG Partners L.P., indirectly through arrangements with a subsidiary of Teekay Corporation that is resident and based in Bermuda, by Canadian service providers. However, we cannot assure this result.
Documents on Display
Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge, or from the SEC’s Public Reference Section at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our unhedged floating-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. Changes in the fair value of our interest rate swaps are recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of an interest rate swap’s change in fair value is immediately recognized in income.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are currently rated A or better by Standard & Poor’s or Aa3 by Moody’s. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at December 31, 2007, that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value
	2008	2009	2010	2011	2012	Thereafter	Total	Asset/(Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Variable Rate ($U.S.) (2)	26.0	40.7	23.8	23.8	23.8	487.6	625.7	(625.7)	5.7%
Variable Rate (Euro) (3) (4)	11.5	12.3	13.2	231.7	7.4	167.9	444.0	(444.0)	5.1%

Fixed-Rate Debt ($U.S.)	26.5	24.9	24.9	24.9	24.9	169.3	295.4	(282.1)	5.4%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.3%	5.4%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	125.6	3.8	3.9	80.1	—	—	213.4	(213.4)	7.4%
Average Interest Rate (8)	8.8%	5.4%	5.4%	5.5%	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	4.6	11.3	17.9	18.4	18.9	669.7	740.8	(49.0)	5.5%
Average Fixed Pay Rate (2)	6.2%	5.7%	5.5%	5.5%	5.6%	5.5%	5.5%
Contract Amount (Euro) (4) (10)	11.5	12.3	13.2	231.7	7.4	167.9	444.0	33.6	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of December 31, 2007 ranged from 0.3% to 0.9%. Please read Item 18 — Financial Statements: Note 8 — Long-term Debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2007.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 119.8 million Euros ($175.0 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at December 31, 2007, this amount was 122.8 million Euros ($179.2 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 18 — Financial Statements: Note 4 — Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at December 31, 2007 totaled $492.2 million, and the lease obligations, which as at December 31, 2007 totaled $468.9 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at December 31, 2007, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat’s capital lease obligations and restricted cash deposits were $508.6 million and $481.5 million, ($0.9) million and ($3.9) million, and 4.9% and 4.8% respectively.

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
Foreign Currency Fluctuation Risk
We are exposed to the impact of changes in foreign currency exchange rates. Revenues generated from three of our time charters are either partially or solely denominated in Euros. During 2007 and 2006, we earned approximately 48.2 million Euros ($65.9 million) and 46.1 million Euros ($57.7 million), respectively in Euro-denominated revenues from these three time charters. The Euro-denominated cash received from these charters is used for payment of Euro-denominated expenditures, including vessel operating expenses for our Spanish crew, general and administrative expenses for our Madrid office and interest and principal repayments for our Euro-denominated debt. Our Euro-denominated revenues currently approximate our Euro-denominated expenses and Euro-denominated loan and interest payments. For this reason, we have not entered into any forward contracts or similar arrangements to protect against the currency risk of foreign currency-denominated revenues, expenses, monetary assets or monetary liabilities. If our foreign currency-denominated revenues and expenses become sufficiently disproportionate in the future, we may engage in hedging activities.

Spot Market Rate Risk
One of our Suezmax tankers, the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 18 years, although the charterer has the right to terminate the time charter 13 years after its July 2005 delivery date. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. At December 31, 2007, the fair value of this derivative liability was $16.0 million and has been reflected in accumulated other comprehensive loss. During years ended December 31, 2007 and 2006, we incurred $1.9 million and $4.6 million, respectively, of amounts owing to Teekay Corporation as a result of this agreement. During the period from May 10, 2005 to December 31, 2005, we incurred $2.8 million of amounts owing to Teekay Corporation as a result of this agreement.
Item 12. Description of Securities Other than Equity Securities
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds
We completed our initial public offering and follow-on public offerings during May 2005, November 2005, and May 2007, respectively. For information regarding the use of proceeds, please read Item 18 — Financial Statements: Note 2 — Public Offerings.
Item 15. Controls and Procedures
We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of our general partner. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2007 to ensure that information required to be disclosed by us in the reports we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to our management, including the principal executive and principal financial officers of our general partner, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
During 2007 there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
The Chief Executive Officer and Chief Financial Officer of our general partner does not expect that our disclosure controls or internal controls will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.
Management’s Report on Internal Control over Financial Reporting
Management of our general partner is responsible for establishing and maintaining for us adequate internal controls over financial reporting.
Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal controls over financial reporting includes those policies and procedures that, 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors of our general partnership; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
We conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2007.

Our independent auditors, Ernst & Young LLP, a registered public accounting firm has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on F-2 of this Form 20-F.
Item 16A. Audit Committee Financial Expert
The board of directors of our general partner has determined that director, Robert E. Boyd, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.
Item 16B. Code of Ethics
We have adopted Standards of Business Conduct that include a Code of Ethics for all our employees and the employees and directors of our general partner. This document is available under “Other Information — Partnership Governance” in the Investor Centre of our web site (www.teekaylng.com). We intend to disclose, under “Other Information — Partnership Governance” in the Investor Centre of our web site, any waivers to or amendments of our Code of Ethics for the benefit of any directors and executive officers of our general partner.
Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2007 and 2006 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit services provided by Ernst & Young LLP for 2007 and 2006.

Fees	2007	2006

Audit Fees (1)	$611,800	$334,400
Audit-Related Fees (2)	$87,300	$59,000

Total	$699,100	$393,400

(1)
Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements and review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings.

(2)
Audit-related fees consisted primarily of accounting consultations and professional services in connection with the review of our regulatory filings for our initial and follow-on public offerings in 2006 and for our shelf filing in 2007.

The Audit Committee of our general partner’s board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2007.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers
Not applicable.

PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
The following financial statements, together with the related reports of Ernst & Young LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:
All schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay LNG Partners L.P. (1)
1.2	First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P., as amended (2)
1.3	Certificate of Formation of Teekay GP L.L.C. (1)
1.4	Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C. (3)
4.1	Agreement, dated February 21, 2001, for a U.S. $100,000,000 Revolving Credit Facility between Naviera Teekay Gas S.L., J.P. Morgan plc and various other banks (3)
4.2	Contribution, Conveyance and Assumption Agreement (4)
4.3	Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan (3)
4.4	Amended and Restated Omnibus Agreement (5)
4.5	Administrative Services Agreement with Teekay Shipping Limited (3)
4.6	Advisory, Technical and Administrative Services Agreement (3)
4.7	LNG Strategic Consulting and Advisory Services Agreement (3)
4.10	Agreement to Purchase Nakilat Interest (3)
4.11
Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended (3)

4.12	Bareboat Charter Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Poseidon Gas AIE dated as of October 2, 2000 (3)
4.13
Credit Facility Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Chase Manhattan International Limited, as Agent, dated as of December 21, 2001, as amended (3)

4.14	Bareboat Charter Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Pagumar AIE dated as of December 30, 2003 (3)
4.15
Agreement, dated December 7, 2005, for a U.S. $137,500,000 Secured Reducing Revolving Loan Facility Agreement between Asian Spirit L.L.C., African Spirit L.L.C., European Spirit L.L.C., DNB Nor Bank ASA and other banks (6)

4.16	Agreement, dated August 23, 2006, for a U.S. $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks (7)
4.17	Purchase Agreement, dated November 2005, for the acquisition of Asian Spirit L.L.C., African Spirit L.L.C. and European Spirit L.L.C. (8)
8.1	List of Subsidiaries of Teekay LNG Partners L.P.
12.1	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Executive Officer
12.2	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Financial Officer
13.1
Teekay LNG Partners L.P. Certification of Peter Evensen, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Ernst & Young LLP, as independent registered public accounting firm, for Teekay LNG Partners L.P.
15.2	Consolidated Balance Sheet of Teekay GP L.L.C.
15.3	Consent of Ernst & Young LLP, as independent registered public accounting firm, for Teekay GP L.L.C.

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

(4)
Previously filed as an exhibit to the Partnership’s Amendment No. 4 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 21, 2005, and hereby incorporated by reference to such Registration Statement.

(5)	Previously filed as an exhibit to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 19, 2007 and hereby incorporated by reference to such report.

(6)	Previously filed as an exhibit to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 14, 2006 and hereby incorporated by reference to such report.

(7)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on December 21, 2006 and hereby incorporated by reference to such report.

(8)
Previously filed as an exhibit to the Partnership’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-129413), filed with the SEC on November 3, 2005, and hereby incorporated by reference to such Registration Statement.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY LNG PARTNERS L.P.
	By:	Teekay GP L.L.C., its general partner

Dated: April 11, 2008	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of
TEEKAY LNG PARTNERS L.P.
We have audited the accompanying consolidated balance sheets of Teekay LNG Partners L.P. (successor to Teekay Luxembourg S.a.r.l.) and subsidiaries (or the Partnership) as of December 31, 2007 and 2006, and the related consolidated statements of income (loss) for the years ended December 31, 2007, 2006 and 2005 aggregated as follows:
Years ended December 31, 2007 and 2006
•	January 1 to December 31, 2007

•	January 1 to December 31, 2006
Year ended December 31, 2005
•	January 1 to May 9, 2005

•	May 10 to December 31, 2005
We have also audited the consolidated statements of the changes in partners’ equity/stockholder deficit and cash flows for the three years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay LNG Partners L.P. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with United States generally accepted accounting principles.
As discussed in Note 1 to the consolidated financial statements, on January 1, 2006, the Partnership adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.
As discussed in Note 1 to the consolidated financial statements, on January 1, 2007, the Partnership adopted the provisions of Statement of Financial Accounting Standards No. 48, Accounting for Uncertainty in Income Taxes.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teekay LNG Partners L.P.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2008 expressed an unqualified opinion thereon.

Vancouver, Canada
March 12, 2008	/s/ ERNST & YOUNG LLP
except for Note 17, as to which the date is April 1, 2008	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of
TEEKAY LNG PARTNERS L.P.
We have audited Teekay LNG Partners L.P.’s (or the Partnership’s) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Teekay LNG Partners L.P.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Partnership are being made only in accordance with authorizations of management and directors of the Partnership; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Partnership’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Teekay LNG Partners L.P. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Teekay LNG Partners L.P. as of December 31, 2007 and 2006, and the related consolidated statements of income (loss), changes in partners’ equity/stockholder deficit and cash flows for each of the three years in the period ended December 31, 2007 of Teekay LNG Partners L.P. and our report dated March 12, 2008, except for Note 17, as to which the date is April 1, 2008, expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ Ernst & Young LLP
March 12, 2008	Chartered Accountants

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

			Year Ended December 31, 2005
			January 1	May 10
	Year Ended	Year Ended	to	to
	December 31,	December 31,	May 9,	December 31,
	2007	2006	2005	2005
	$	$	$	$

VOYAGE REVENUES (note 12)	253,803	182,773	50,129	95,330

OPERATING EXPENSES (note 12)
Voyage expenses	1,197	2,030	251	407
Vessel operating expenses	56,460	38,800	10,771	18,034
Depreciation and amortization	65,501	51,969	14,751	28,420
General and administrative	15,090	13,211	2,928	7,029

Total operating expenses	138,248	106,010	28,701	53,890

Income from vessel operations	115,555	76,763	21,428	41,440

OTHER ITEMS
Interest expense (notes 4 and 8)	(133,688)	(86,483)	(35,679)	(37,623)
Interest income	49,287	37,425	9,098	14,084
Foreign currency exchange (loss) gain (note 8)	(41,241)	(39,538)	52,295	29,524
Other income (loss) — net (note 10)	649	2,242	(17,927)	2,907

Total other items	(124,993)	(86,354)	7,787	8,892

Net (loss) income	(9,438)	(9,591)	29,215	50,332

General partner’s interest in net (loss) income	(189)	(191)	—	9,665
Limited partners’ interest (note 16)
Net (loss) income	(9,249)	(9,400)	29,215	40,667
Net (loss) income per:
• Common unit (basic and diluted)	(0.17)	(0.20)	1.24	1.45
• Subordinated unit (basic and diluted)	(0.35)	(0.38)	1.24	1.15
• Total unit (basic and diluted)	(0.24)	(0.28)	1.24	1.31

Weighted-average number of units outstanding:
• Common units (basic and diluted)	21,670,958	20,238,567	8,734,572	16,382,987
• Subordinated units (basic and diluted)	14,734,572	14,734,572	14,734,572	14,734,572

• Total units (basic and diluted)	36,405,530	34,973,139	23,469,144	31,117,559

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	December 31,	December 31,
	2007	2006
	$	$
ASSETS
Current
Cash and cash equivalents	91,891	28,871
Restricted cash — current (note 4)	26,662	55,009
Accounts receivable, including non-trade of $8,954 (2006 - $4,337)	10,668	8,167
Prepaid expenses	5,119	6,566
Other current assets	1,294	1,204

Total current assets	135,634	99,817

Restricted cash — long-term (note 4)	652,567	615,749

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $89,090 (2006 - $60,849)	661,673	662,814
Vessels under capital leases, at cost, less accumulated depreciation of $74,441 (2006 - $42,604) (note 4)	934,058	654,022
Advances on newbuilding contracts (note 14)	240,773	84,184

Total vessels and equipment	1,836,504	1,401,020

Investment in and advances to joint venture (note 12j)	332,648	141,427
Other assets (note 13)	79,244	70,613
Intangible assets — net (note 5)	150,935	160,064
Goodwill (note 5)	39,279	39,279

Total assets	3,226,811	2,527,969

LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	8,604	5,069
Accrued liabilities (note 7)	22,271	13,599
Unearned revenue	5,462	6,708
Current portion of long-term debt (note 8)	63,997	30,435
Current obligation under capital leases (note 4)	150,791	150,762
Advances from affiliate (note 6)	40,950	38,939

Total current liabilities	292,075	245,512

Long-term debt (note 8)	1,301,120	880,147
Long-term obligation under capital leases (note 4)	706,489	407,375
Advances from affiliate (note 6)	—	66,984
Other long-term liabilities (note 13)	69,687	47,169

Total liabilities	2,369,371	1,647,187

Commitments and contingencies (notes 4, 12 and 14)
Non-controlling interest	158,077	162,285
Partners’ equity
Partners’ equity	758,097	767,949
Accumulated other comprehensive loss (note 11)	(58,734)	(49,452)

Total partners’ equity	699,363	718,497

Total liabilities and partners’ equity	3,226,811	2,527,969

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net (loss) income	(9,438)	(9,591)	79,547
Non-cash items:
Depreciation and amortization	65,501	51,969	43,171
Gain on sale of vessels	—	—	(186)
Deferred income tax expense (recovery)	438	(773)	3,682
Foreign currency exchange loss (gain)	41,450	41,968	(87,198)
Equity based compensation	375	427	—
Loss on cancellation of interest rate swaps	—	—	7,820
Write-off of debt issuance costs	—	—	7,462
Accrued interest and other — net	7,354	6,884	10,215
Change in non-cash working capital items related to operating activities (note 15)	12,505	(4,142)	4,694
Expenditures for drydocking	(3,724)	(3,693)	(3,489)

Net operating cash flow	114,461	83,049	65,718

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	751,708	234,996	291,189
Debt issuance costs	(5,345)	(7,130)	(628)
Scheduled repayments of long-term debt	(30,870)	(8,655)	(9,546)
Scheduled repayments of capital lease obligations	(30,999)	(152,348)	(77,672)
Prepayments of long-term debt	(291,098)	(46,000)	(399,307)
Advances from affiliate	19,920	32,507	354,277
Repayment of advances from affiliate	(20,851)	(12,235)	(252,929)
Advances from joint venture partner	44,185	6,689	—
Prepayment of joint venture partner advances	(65,815)	(3,000)	—
Decrease (increase) in restricted cash	11,590	(333,072)	80,365
Cash distributions paid	(74,116)	(64,237)	(20,090)
Proceeds from issuance of common units	85,975	(142)	259,289
Interest rate swap settlement costs	—	—	(143,295)

Net financing cash flow	394,284	(352,627)	81,653

INVESTING ACTIVITIES
Advances to joint ventures	(191,351)	(21,092)	—
Expenditures for vessels and equipment	(160,757)	(1,037)	(222,582)
Purchase of three Suezmax tankers from Teekay Corporation (notes 2 and 12f)	—	—	(180,000)
Purchase of Teekay Nakilat Holdings Corporation (note 12k)	(75,071)	(26,863)	—
Purchase of Dania Spirit LLC (note 12l )	(18,546)	—	—
Proceeds from sale of vessels and equipment	—	312,972	133,270

Net investing cash flow	(445,725)	263,980	(269,312)

Increase (decrease) in cash and cash equivalents	63,020	(5,598)	(121,941)
Cash and cash equivalents, beginning of the year	28,871	34,469	156,410

Cash and cash equivalents, end of the year	91,891	28,871	34,469

Non-cash investing and financing activities (note 15)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY/STOCKHOLDER DEFICIT
(in thousands of U.S. dollars and units)

		PARTNERS’ EQUITY
		Limited Partners
							Accumulated
	Stockholder						Other
	Deficit					General	Comprehensive
	(Predecessor)	Common		Subordinated		Partner	Loss	Total
	$	Units	$	Units	$	$	$	$
Balance as at December 31, 2004	(123,002)	—	—	—	—	—	—	(123,002)
Net income (January 1 to May 9, 2005)	29,215	—	—	—	—	—	—	29,215
Unrealized loss on derivative instruments	(22,874)	—	—	—	—	—	—	(22,874)
Reclassification adjustment for loss on derivative instruments included in net income	14,359	—	—	—	—	—	—	14,359
Sale of the Santiago Spirit (note 12g)	(3,115)	—	—	—	—	—	—	(3,115)

Balance as at May 9, 2005	(105,417)	—	1	—	—	—	—	(105,416)
Equity contribution by Teekay Corporation (note 1)	105,417	8,734	211,788	14,735	357,318	11,614	(52,194)	633,943
Proceeds from initial public offering of limited partnership interests, net of offering costs of $16,089 (note 2)	—	6,900	135,711	—	—	—	—	135,711
Proceeds from follow-on public offering of limited partnership interests, net of offering costs of $5,832 (note 2)	—	4,600	120,208	—	—	2,572	—	122,780
Issuance of units to non-employee directors (note 2)	—	4	—	—	—	—	—	—
Net income	—	—	23,716	—	16,951	9,665	—	50,332
Cash distributions	—	—	(10,137)	—	(9,551)	(402)	—	(20,090)
Unrealized loss on derivative instruments	—	—	—	—	—	—	(26,622)	(26,622)
Reclassification adjustment for loss on derivative instruments included in net income	—	—	—	—	—	—	6,313	6,313
Purchase of three Suezmax tankers from Teekay Corporation (note 12f)	—	—	(15,773)	—	(11,483)	(556)	—	(27,812)

Balance as at December 31, 2005	—	20,238	465,514	14,735	353,235	22,893	(72,503)	769,139

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY/STOCKHOLDER DEFICIT
(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
						Accumulated
						Other
					General	Comprehensive
	Common		Subordinated		Partner	Loss	Total
	Units	$	Units	$	$	$	$
Balance as at December 31, 2005	20,238	465,514	14,735	353,235	22,893	(72,503)	769,139

Net loss	—	(3,911)	—	(5,489)	(191)	—	(9,591)
Cash distributions	—	(36,430)	—	(26,522)	(1,285)	—	(64,237)
Unrealized gain on derivative instruments (note 13)	—	—	—	—	—	14,967	14,967
Reclassification adjustment for loss on derivative instruments included in net income (note 13)	—	—	—	—	—	8,084	8,084
Offering costs from follow-on public offering of limited partnership interests	—	(143)	—	—	—	—	(143)
Equity based compensation (notes 1 and 2)	2	308	—	114	5	—	427
Purchase of Teekay Nakilat Holdings Corporation from Teekay Corporation (note 12k)	—	(85)	—	(61)	(3)	—	(149)

Balance as at December 31, 2006	20,240	425,253	14,735	321,277	21,419	(49,452)	718,497

Net loss	—	(4,097)	—	(5,152)	(189)	—	(9,438)
Cash distributions	—	(42,616)	—	(29,248)	(2,252)	—	(74,116)
Unrealized loss on derivative instruments (note 13)	—	—	—	—	—	(13,579)	(13,579)
Reclassification adjustment for loss on derivative instruments included in net income (note 13)	—	—	—	—	—	4,297	4,297
Proceeds from follow-on public offering of units, net of offering costs of $3.5 million (note 2)	2,300	84,188	—	—	1,790	—	85,978
Purchase of Teekay Nakilat Holdings Corporation from Teekay Corporation (note 12k)	—	(7,851)	—	(5,716)	(277)	—	(13,844)
Equity based compensation (notes 1 and 2)	—	218	—	149	8	—	375
Purchase of Dania Spirit LLC from Teekay Corporation (note 12l)	—	677	—	492	24	—	1,193

Balance as at December 31, 2007	22,540	455,772	14,735	281,802	20,523	(58,734)	699,363

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
1.	Summary of Significant Accounting Policies

Basis of presentation

On April 30, 2004, Teekay Corporation through its subsidiary, Teekay Luxembourg S.a.r.l (or Luxco), acquired all of the outstanding shares of Naviera F. Tapias S.A. and its subsidiaries (or Tapias) and renamed it Teekay Shipping Spain S.L. (or Teekay Spain). Teekay Corporation acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments.

On November 3, 2004, Teekay Corporation formed Teekay LNG Partners L.P., a Marshall Islands limited partnership (or the Partnership), to own and operate the liquefied natural gas (or LNG) and Suezmax crude oil marine transportation businesses conducted by Luxco and its subsidiaries (collectively, the Predecessor). On May 6, 2005, Teekay Corporation contributed all of the outstanding shares of Luxco, all but $54.9 million of notes receivable from Luxco, and all of the equity interests of Granada Spirit L.L.C., which owned the Suezmax tanker, the Granada Spirit, to the Partnership in connection with the Partnership’s initial public offering on May 10, 2005 of 6.9 million common units, which represent limited partner interests in the Partnership. The Partnership subsequently repaid the $54.9 million note receivable.

In exchange for these shares of Luxco, equity interests and assets, Teekay Corporation received 8,734,572 common units and 14,734,572 subordinated units, which represented a 75.7% limited partner interest in the Partnership. The Partnership’s general partner, Teekay GP L.L.C. (or the General Partner) received a 2% general partner interest and all of the incentive distribution rights in the Partnership. Teekay GP L.L.C. is a wholly-owned subsidiary of Teekay Corporation. During November 2005, the Partnership issued in a public offering 4.6 million common units, and during May 2007 issued in a public offering an additional 2.3 million common units, effectively reducing Teekay Corporation’s limited partnership interest to 61.7% (see Note 2).

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. They include the accounts of Luxco and its subsidiaries, which includes Teekay Spain, for periods prior to May 10, 2005. The results for the periods prior to May 10, 2005 reflect the comprehensive revaluation of all assets (including intangible assets and goodwill) and liabilities of Teekay Spain at their fair values on the date of acquisition. For periods subsequent to May 10, 2005, the consolidated financial statements include the accounts of Teekay LNG Partners L.P., its subsidiaries (which include, among others, Luxco and Teekay Spain). Also included since November 1, 2006 are Teekay Tangguh Holdings Corporation (or Teekay Tangguh) and Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), both of which are variable interest entities for which the Partnership is the primary beneficiary (see Note 14). The transfer to the Partnership of the shares of and notes receivable from Luxco and equity interests of Granada Spirit L.L.C. represented a reorganization of entities under common control and, consequently, was recorded at historical cost. The book value of these assets on their transfer was $633.9 million. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

Reporting currency

The consolidated financial statements are stated in U.S. Dollars. The functional currency of the Partnership is U.S. Dollars because the Partnership operates in international shipping markets, the Partnership’s primary economic environment, which typically utilize the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statement of income (loss).

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

Cash and cash equivalents

The Partnership classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents. Included in cash and cash equivalents is $55 million relating to the variable interest entities (see Note 14).

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership determines the allowance based on historical write-off experience and customer economic data. The Partnership reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectibility. Account balances are charged off against the allowance when the Partnership believes that the receivable will not be recovered.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers, 30 years for LPG carriers and 35 years for LNG carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years, 30 years, or 35 years, respectively. Depreciation of vessels and equipment for the years ended December 31, 2007 and 2006, for the periods from May 10, 2005 to December 31, 2005 and from January 1, 2005 to May 9, 2005, aggregated $53.7 million, $41.1 million, $22.2 million and $11.2 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.

Interest costs capitalized to vessels and equipment for the years ended December 31, 2007 and 2006, and for the periods from May 10, 2005 to December 31, 2005 and from January 1, 2005 to May 9, 2005, aggregated $5.7 million, $0.8 million, $2.5 million, and $0.0 million, respectively.

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

Generally, the Partnership drydocks each LNG and LPG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on the Partnership’s LNG and LPG carriers between the second and third year of the five-year drydocking period. The Partnership capitalizes a substantial portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Partnership expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the periods from the years ended December 31, 2007 and 2006, and for the periods from May 10, 2005 to December 31, 2005 and from January 1, 2005 to May 9, 2005, aggregated $2.7 million, $1.7 million, $0.3 million and $0.2 million, respectively.

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values depending on the nature of the asset.

Investment in joint ventures

Teekay Nakilat (III), a variable interest entity for which the Partnership is the primary beneficiary, has a 40% interest in a joint venture which owns four LNG carriers currently under construction (see Notes 12j and 14). The joint venture is accounted for using the equity method, whereby the investment is carried at the Partnership’s original cost plus its proportionate share of undistributed earnings.

Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, are presented as other assets and are capitalized and amortized on a straight-line basis over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

Goodwill and intangible assets

Goodwill and indefinite lived intangible assets are not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Partnership uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets with finite lives are amortized over their useful lives.

The Partnership’s intangible assets consist of time-charter contracts acquired as part of the purchase of Teekay Spain and are amortized on a straight-line basis over the remaining term of the time charters.

Derivative instruments

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying Consolidated Balance Sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognising the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership generally designates its interest rate swap agreements as cash flow hedges for accounting purposes.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

When a derivative is designated as a cash flow hedge, the Partnership formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognised immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Partnership does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold or repaid.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in partners’ equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from partners’ equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognised in earnings. If a cash flow hedge is terminated and the originally hedged items is still considered possible of occurring, the gains and losses initially recognised in partners’ equity remain there until the hedged item impacts earnings at which point they are transferred to the corresponding earnings line item (i.e. interest expense). If the hedged items are no longer possible of occurring, amounts recognised in partners’ equity are immediately transferred to earnings.

For derivative financial instruments that are not designated or that do not qualify as hedges under SFAS No. 133, the changes in the fair value of the derivative financial instruments are recognised in earnings.

Gains and losses from our interest rate swaps that hedge long-term debt or capital leases are recorded in interest expense. Gains and losses from our interest rate swaps that hedge restricted cash deposits are recorded in interest income.

Cash flows from derivative instruments that are accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged, provided that the derivative does not include an other-than insignificant financing element at inception.

Income taxes

All but two of Teekay Spain’s Spanish-flagged vessels are subject to the Spanish Tonnage Tax Regime (or TTR). Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the Partnership’s disposal, excluding time required for repairs. The income Teekay Spain receives with respect to the remaining two Spanish-flagged vessels is taxed in Spain at a rate of 30% (see Note 10). However, these two vessels are registered in the Canary Islands Special Ship Registry. Consequently, Teekay Spain is allowed a credit, equal to 90% of the tax payable on income from the commercial operation of these vessels, against the tax otherwise payable. This effectively results in an income tax rate of approximately 3% on income from the operation of these two Spanish-flagged vessels.

Included in other assets are deferred income taxes of $3.6 million and $3.9 million as at December 31, 2007 and 2006, respectively. The Partnership accounts for these taxes using the liability method pursuant to SFAS No. 109, Accounting for Income Taxes. The Partnership may also pay a minimal amount of tax in Luxembourg and the United Kingdom.

Comprehensive income (loss)

The Partnership follows SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income (loss) and its components in the consolidated financial statements.

Accounting for stock-based compensation

Certain employees of the Partnership participate in the stock option plan of the Partnership’s parent, Teekay Corporation. Effective January 1, 2006, the Partnership adopted the fair value recognition provisions of the Financial Accounting Standards Board (or FASB) Statement No. 123(R) (or SFAS 123(R)), Share-Based Payment, using the “modified prospective” method. Under this transition method, compensation cost is recognized in the financial statements beginning with the effective date for all share-based payments granted after January 1, 2006 and for all awards granted to employees prior to, but not yet vested as of January 1, 2006. Accordingly, prior period amounts have not been restated.

As a result of adopting SFAS 123(R) on January 1, 2006, the Partnership’s net income for the year ended December 31, 2006 is $0.3 million lower than if it had continued to account for share-based compensation under the recognition and measurement provision of APB Opinion No. 25 (or APB No. 25), Accounting for Stock Issued to Employees.

Prior to January 1, 2006, the Partnership accounted for stock options under APB 25, using the intrinsic value method, as permitted by SFAS No. 123 Accounting for Stock-Based Compensation. As the exercise price of the Partnership’s employee stock options equaled the market price of underlying stock on the date of grant, no compensation expense was recognized under APB No. 25.

Stock options granted to Partnership employees under Teekay Corporation’s stock option plan have a 10-year term and vest equally over three years from the grant date. All outstanding options expire between May 28, 2006 and March 7, 2017, ten years after the date of each respective grant. As of December 31, 2007, there was $0.4 million of total unrecognized compensation cost related to nonvested stock options granted to employees of the Partnership. Recognition of this compensation is expected to be $0.3 million (2008) and $0.1 million (2009).

The weighted-average grant-date fair value of options granted during the year ended December 31, 2007 was $13.72 per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The resulting compensation expense is being amortized over three years using the straight-line method. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 28% in 2007 and 31% in 2006; expected life of five years; dividend yield of 2.0% in 2007 and 2006; and risk-free interest rate of 4.5% in 2007 and 4.8% in 2006.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Change in Accounting Policy

In July 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation.

The Partnership adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have material impact on the Partnership’s financial position and results of operations. As of January 1 and December 31, 2007, the Partnership did not have any material accrued interest and penalties relating to income taxes.

As of January 1 and December 31, 2007, the Partnership had unrecognized tax benefits of 3.4 million Euros (approximately $5.0 million) relating to a re-investment tax credit in one of its 2005 annual tax filings. This filing is currently under review by the relevant tax authorities. If the tax credit is approved, the Partnership will receive a refund for the amount of the credit, which will be reflected as a credit to equity in the period approval is obtained.

The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2003 through 2007 currently remain open to examination by the major tax jurisdiction to which the Partnership is subject.

Recent Accounting Pronouncements

In March 2008, the FASB ratified a consensus opinion reached by the Emerging Issues Task Force (or EITF) on EITF Issue No. 07-4, Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share to Master Limited Partnerships (or EITF Issue No. 07-4). The guidance in EITF Issue No. 07-4 requires incentive distribution rights in a master limited partnership to be treated as participating securities for the purposes of computing earnings per share and provides guidance on how earnings should be allocated to the various partnership interests. The consensus in EITF Issue No. 07-4 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of EITF Issue No.07-4 on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160: Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159: The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No.115 (or SFAS 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 159 on its consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157: Fair Value Measurements (or SFAS 157). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, and accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB delayed for one year the effective date of adoption with respect to certain non-financial assets and liabilities. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on its consolidated results of operations and financial condition.

2.	Public Offerings

On May 10, 2005, the Partnership completed its initial public offering (or the IPO) of 6.9 million common units, which represent limited partner interests, at a price of $22.00 per unit.

During November 2005, the Partnership issued in a follow-on public offering an additional 4.6 million common units at a price of $27.40 per unit. Concurrently with this offering, the General Partner contributed $2.6 million to the Partnership to maintain its 2% general partner interest.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

During May 2007, the Partnership issued in a follow-on public offering an additional 2.3 million of its common units at $38.13 per unit for proceeds of $84.2 million, net of $3.5 million of commissions and other expenses associated with the offering. In connection with this offering, the General Partner contributed $1.8 million to the Partnership to maintain its 2% general partner interest.

The proceeds received by the Partnership from the public offerings and the use of those proceeds are summarized as follows:

		Follow-On	Follow-On
		Offering	Offering
	IPO	(Nov 2005)	(May 2007)	Total
	$	$	$	$
Proceeds received:
Sale of 6,900,000 common units at $22.00 per unit	151,800	—	—	151,800
Sale of 4,600,000 common units at $27.40 per unit	—	126,040	—	126,040
Sale of 2,300,000 common units at $38.13 per unit	—	—	87,699	87,699
General Partner contribution	—	2,572	1,790	4,362

	151,800	128,612	89,489	369,901

Use of proceeds from sale of common units:
Underwriting and structuring fees	10,473	5,042	3,494	19,009
Professional fees and other offering expenses to third parties	5,616	959	—	6,575
Repayment of advances from Teekay Corporation	129,400	—	—	129,400
Purchase of three Suezmax tankers from Teekay Corporation	—	122,611	—	122,611
Working capital	6,311	—	85,995	92,306

	151,800	128,612	89,489	369,901

During December 2007, the board of directors of the Partnership’s general partner authorized the award by the Partnership to each of the five non-employee directors of common units with a value of approximately $15,000. These common units were purchased by the Partnership in the open market during the first quarter of 2008. During 2006 and 2005, the Partnership awarded 2,475 and 3,500 common units, respectively, as compensation to each of the five non-employee directors. The awards were fully vested upon grant.

3.	Segment Reporting

The Partnership has two reportable segments: its liquefied gas segment and its Suezmax tanker segment. The Partnership’s liquefied gas segment consists of LNG and LPG carriers subject to long-term, fixed-rate time charters to international energy companies. As at December 31, 2007, the Partnership’s liquefied gas segment consisted of seven LNG carriers and one LPG carrier. The Partnership’s Suezmax tanker segment consists of Suezmax-class crude oil tankers operating on long-term, fixed-rate time-charter contracts to international energy companies. As at December 31, 2007, the Partnership’s Suezmax tanker segment consisted of eight Suezmax tankers. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s audited consolidated financial statements.

The following table presents voyage revenues and percentage of consolidated voyage revenues for customers that accounted for more than 10% of the Partnership’s consolidated voyage revenues during the periods presented. Each of the customers is an international energy company.

	Year Ended December 31,		Year Ended December 31, 2005
			January 1	May 10
			to May 9,	to December 31,
(U.S. dollars in millions)	2007	2006	2005	2005
Ras Laffan Liquefied Natural Gas Company Ltd.(2)	$62.2 or 25%	—	—	—
Compania Espanola de Petroleos, S.A.(1)	$53.5 or 21%	$54.5 or 30%	$15.2 or 30%	$29.1 or 31%
Repsol YPF, S.A.(2)	$50.0 or 20%	$49.6 or 27%	$16.8 or 34%	$31.4 or 33%
Gas Natural SDG, S.A.(2)	$29.3 or 12%	$24.0 or 13%	$9.8 or 19%	$16.5 or 17%
ConocoPhillips (1)	$28.4 or 11%	$28.8 or 16%	—	—
Union Fenosa Gas, S.A.(2)	$24.2 or 10%	$23.4 or 13%	$8.3 or 17%	$14.9 or 16%

(1)	Suezmax tanker segment

(2)	Liquefied gas segment

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following tables include results for these segments for the years presented in these financial statements.

	Year Ended December 31, 2007
	Liquefied	Suezmax
	Gas	Tanker
	Segment	Segment	Total
	$	$	$

Voyage revenues	170,787	83,016	253,803
Voyage expenses	109	1,088	1,197
Vessel operating expenses	32,293	24,167	56,460
Depreciation and amortization	45,470	20,031	65,501
General and administrative (1)	7,349	7,741	15,090

Income from vessel operations	85,566	29,989	115,555

Equity loss (2)	(130)	—	(130)
Investment in and advances to joint venture (2)	332,648	—	332,648
Total assets at December 31, 2007	2,707,090	410,749	3,117,839
Expenditures for vessels and equipment	178,805	498	179,303

	Year Ended December 31, 2006
	Liquefied	Suezmax
	Gas	Tanker
	Segment	Segment	Total
	$	$	$

Voyage revenues	99,526	83,247	182,773
Voyage expenses	969	1,061	2,030
Vessel operating expenses	17,963	20,837	38,800
Depreciation and amortization	32,113	19,856	51,969
General and administrative (1)	5,973	7,238	13,211

Income from vessel operations	42,508	34,255	76,763

Equity loss (2)	(38)	—	(38)
Investment in and advances to joint venture (2)	141,427	—	141,427
Total assets at December 31, 2006	2,052,803	430,358	2,483,161
Expenditures for vessels and equipment	1,030	7	1,037

	Year Ended December 31, 2005
	January 1 to May 9, 2005			May 10 to December 31, 2005
	Liquefied	Suezmax		Liquefied	Suezmax
	Gas	Tanker		Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$

Voyage revenues	34,883	15,246	50,129	62,762	32,568	95,330
Voyage expenses	49	202	251	1	406	407
Vessel operating expenses	5,971	4,800	10,771	9,651	8,383	18,034
Depreciation and amortization	10,746	4,005	14,751	19,614	8,806	28,420
General and administrative (1)	1,464	1,464	2,928	3,225	3,804	7,029

Income from vessel operations	16,653	4,775	21,428	30,271	11,169	41,440

Total assets at December 31, 2005				1,576,990	448,525	2,025,515
Expenditures for vessels and equipment	—	43,962	43,962	209,220	220,158	429,378

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	Prior to 2006, the Partnership did not have investments in joint ventures.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	December 31, 2007	December 31, 2006
	$	$

Total assets of the liquefied gas segment	2,707,090	2,052,803
Total assets of the Suezmax tanker segment	410,749	430,358
Cash and cash equivalents	91,891	28,871
Accounts receivable, prepaid expenses and other assets	17,081	15,937

Consolidated total assets	3,226,811	2,527,969

4.	Leases and Restricted Cash

Capital Lease Obligations

RasGas II LNG Carriers. As at December 31, 2007, the Partnership owned a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carriers capital leases include the Partnership’s joint venture partner’s 30% share.

Under the terms of the RasGas II capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the rentals payable under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. However, Teekay Nakilat may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. However, Teekay Nakilat’s interest rate risk associated with these leases has been hedged with interest rate swap agreements (see Note 13). As at December 31, 2007, the commitments under these capital leases approximated $1,097.1 million, including imputed interest of $628.2 million, repayable as follows:

Year	Commitment

2008	$24.0 million
2009	$24.0 million
2010	$24.0 million
2011	$24.0 million
2012	$24.0 million
Thereafter	$977.1 million

Spanish-Flagged LNG Carrier. As at December 31, 2007, the Partnership was a party to a capital lease on one LNG carrier (the Madrid Spirit) which is structured as a “Spanish tax lease”. The Partnership was a party to a similar Spanish tax lease for another LNG carrier (the Catalunya Spirit) until it purchased the vessel pursuant to the capital lease in December 2006. Under the terms of the Spanish tax lease for the Madrid Spirit, which includes the Partnership’s contractual right to full operation of the vessel pursuant to a bareboat charter, the Partnership will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the interest rate implicit in the Spanish tax lease was 5.8%. As at December 31, 2007, the commitments under this capital lease, including the purchase obligation, approximated 141.7 million Euros ($206.9 million), including imputed interest of 21.9 million Euros ($31.9 million), repayable as follows:

Year	Commitment

2008	24.4 million Euros ($35.6 million)
2009	25.6 million Euros ($37.4 million)
2010	26.9 million Euros ($39.3 million)
2011	64.8 million Euros ($94.6 million)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Suezmax Tankers. As at December 31, 2007, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership’s contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at December 31, 2007, the remaining commitments under these capital leases, including the purchase obligations, approximated $236.8 million, including imputed interest of $23.4 million, repayable as follows:

Year	Commitment

2008	$135.9 million
2009	$8.5 million
2010	$8.4 million
2011	$84.0 million
The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.

Restricted Cash

Under the terms of the capital leases for the four LNG carriers described above, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the Spanish-flagged LNG carrier at the end of the lease period. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 8). The interest rates earned on the deposits approximate the interest rates implicit in the leases.

As at December 31, 2007 and 2006, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $492.2 million and $481.9 million, respectively. As at December 31, 2007 and 2006, the weighted-average interest rates earned on the deposits were 5.3% and 5.4%, respectively.

As at December 31, 2007 and 2006, the amount of restricted cash on deposit for the Spanish-Flagged LNG carrier was 122.8 million Euros ($179.2 million) and 139.0 million Euros ($183.5 million), respectively. As at December 31, 2007 and 2006, the weighted-average interest rates earned on these deposits were 5.0%.

The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled $7.8 million and $5.3 million as at December 31, 2007 and 2006, respectively.

Operating Leases

Time charters of the Partnership’s vessels to third parties are accounted for as operating leases. As at December 31, 2007, minimum scheduled future revenues to be received by the Partnership under time charters then in place were approximately $257.7 million (2008), $305.4 million (2009), $307.6 (2010), $307.6 million (2011), $307.6 million (2012) and $3,838.5 million (thereafter). The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. As at December 31, 2007 and 2006, all of the Partnership’s vessels were employed on operating leases.

5.	Intangible Assets and Goodwill

As at December 31, 2007 and 2006, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years.

The carrying amount of intangible assets as at December 31, 2007 and 2006 is as follows:

	December 31, 2007	December 31, 2006
	$	$

Gross carrying amount	182,552	182,552
Accumulated amortization	(31,617)	(22,488)

Net carrying amount	150,935	160,064

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
All intangible assets were recognized on April 30, 2004. Amortization expense of intangible assets is as follows:

		Year Ended December 31, 2005
January 1	January 1	January 1	May 10
to	to	to	to
December 31,	December 31,	May 9,	December 31,
2007	2006	2005	2005
$	$	$	$
9,130	9,130	3,369	5,895

Amortization of intangible assets for the five fiscal years subsequent to December 31, 2007 is expected to be $9.1 million per year.

The carrying amount of goodwill as at December 31, 2007 and 2006 for the Partnership’s reporting segments are as follows:

Suezmax
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$
Balance as at December 31, 2007 and 2006	35,631	3,648	39,279

6.	Advances from Affiliates

	December 31, 2007	December 31, 2006
	$	$

Advances from Teekay Corporation (non-interest bearing and unsecured)	—	62,680
Advances from BLT LNG Tangguh Corporation (non-interest bearing and unsecured) (1)	615	615
Advances from Qatar Gas Transport Company Ltd. (Nakilat) (non-interest bearing and unsecured) (2)	—	3,689
Other (non-interest bearing and unsecured)	40,335	38,939

Total	40,950	105,923

(1)	Please see Note 12i.

(2)	Please see Note 12j.

On October 31, 2006, Teekay Corporation sold its interest in Teekay Nakilat to the Partnership in exchange for a $102.0 million non-interest bearing and unsecured promissory note (see Note 12k). The Partnership paid $26.9 million of the note during 2006 and $75.1 million during 2007.

The Partnership did not incur interest expense on advances from affiliates during the years ended December 31, 2007 and 2006.

7.	Accrued Liabilities

	December 31, 2007	December 31, 2006
	$	$
Voyage and vessel expenses	5,869	2,529
Interest	14,205	8,467
Payroll and benefits	2,197	2,603

Total	22,271	13,599

8.	Long-Term Debt

	December 31, 2007	December 31, 2006
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	10,000	43,000
U.S. Dollar-denominated Term Loans due through 2019(1)	446,435	360,661
U.S. Dollar-denominated Term Loans due through 2020 (variable interest entities)(1)	447,544	60,458
U.S. Dollar-denominated Unsecured Loan (variable interest entities)(1)	1,144	—
U.S. Dollar-denominated Unsecured Demand Loan	16,002	35,144
Euro-denominated Term Loans due through 2023	443,992	411,319

Total	1,365,117	910,582
Less current portion	62,410	30,435
Less current portion (variable interest entities )(1)	1,587	—

Total	1,301,120	880,147

(1)	As at December 31, 2007, long-term debt related to newbuilding vessels to be delivered was $448.7 million (2006 — $266.3 million).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

As at December 31, 2007, the Partnership had two long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $441.0 million, of which $431.0 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the Revolvers reduces by $18.2 million (2008), $18.8 million (2009), $19.4 million (2010), $20.0 million (2011), $20.7 million (2012) and $343.9 million (thereafter). Both Revolvers may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The Revolvers are collateralized by first-priority mortgages granted on five of the Partnership’s vessels, together with other related collateral, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2007, totaled $446.4 million, of which $278.2 million bears interest at a fixed rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56 million per vessel due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral and guarantees from the Partnership.

Teekay Nakilat (III) owns a 40% interest in Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture). The RasGas 3 Joint Venture owns four LNG newbuilding carriers, scheduled for delivery during 2008, and the related 25-year fixed-rate, time-charter contracts. On November 1, 2006, the Partnership agreed to purchase Teekay Corporation’s 100% interest in Teekay Nakilat (III), which caused the Partnership to become the primary beneficiary of this variable interest entity (see Notes 12j and 14a). Teekay Nakilat (III) has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2007, totaled $240.4 million. Interest payments on the term loan are based on LIBOR plus a margin. The term loan requires quarterly payments commencing three months after delivery of each related vessel, with varying maturities through 2020. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral including an undertaking from Teekay Corporation. Upon transfer to the Partnership of Teekay Corporation’s 100% ownership interest in Teekay Nakilat (III), the rights and obligations of Teekay Corporation under the undertaking, may, upon the fulfillment of certain conditions, be transferred to the Partnership.

Teekay Tangguh owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture). The Teekay Tangguh Joint Venture owns two LNG newbuilding carriers (or the Tangguh LNG Carriers), scheduled for delivery during late 2008 and early 2009, and the related 20-year fixed-rate, time-charter contracts. On November 1, 2006, the Partnership agreed to purchase Teekay Corporation’s 100% interest in Teekay Tangguh, which caused the Partnership to become the primary beneficiary of this variable interest entity (see Notes 12i and 14a).

As at December 31, 2007, Teekay Tangguh Joint Venture had a loan facility, which, as at such date, provided for borrowings of up to $392.0 million, of which $184.9 million was undrawn. Pre-delivery of the vessels, interest payments on the loan is based on LIBOR plus margins. At December 31, 2007, the margins ranged between 0.30% and 0.80%. Post-delivery of the vessels, interest payments on one tranche will be based on LIBOR plus 0.30%, while interest payments on the second tranche will be based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final bullet payment per vessel at the end of the twelve year term. This loan facility is collateralized by first-preferred mortgages on the vessels to which the loan relates, together with certain other collateral and is guaranteed by Teekay Corporation. Upon transfer of the ownership of Teekay Tangguh Joint Venture from Teekay Corporation to the Partnership, the rights and obligations of Teekay Corporation under the guarantee, may, upon the fulfillment of certain conditions, be transferred to the Partnership.

The Partnership had a U.S. Dollar-denominated loan outstanding owing to a joint venture partner of Teekay Tangguh Joint Venture, which as at December 31, 2007, the principal portion of the loan was repaid. The remaining $1.1 million of accrued interest on the loan remains outstanding.

The Partnership has a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at December 31, 2007, totaled $16.0 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced February 2008. The loan is repayable on demand no earlier than February 27, 2027.

The Partnership has two Euro-denominated term loans outstanding, which, as at December 31, 2007 totaled 304.3 million Euros ($444.0 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases for the LNG carriers the Madrid Spirit and the Catalunya Spirit (see Note 4). Interest payments are based on EURIBOR plus a margin. The term loans have varying maturities through 2023 and monthly payments that reduce over time. The term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related collateral and guarantees from one of the Partnership’s subsidiaries.

The weighted-average effective interest rates for the Partnership’s long-term debt outstanding at December 31, 2007 and 2006 were 5.4% and 5.5%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to hedge certain of its floating-rate debt (see Note 13). At December 31, 2007, the margins on the Partnership’s long-term debt ranged from 0.3% to 0.9%.

All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due primarily to this revaluation, the Partnership recognized foreign exchange losses of $41.2 million and $39.5 million for the years ended December 31, 2007 and 2006, respectively, and foreign exchange gains of $52.3 million and $29.5 million for the periods from January 1, 2005 to May 9, 2005 and from May 10, 2005 to December 31, 2005, respectively.

The aggregate annual long-term debt principal repayments required for periods subsequent to December 31, 2007 are $64.0 million (2008), $77.9 million (2009), $61.9 million (2010), $280.4 million (2011), $56.1 million (2012) and $824.8 million (thereafter).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Certain loan agreements require that a minimum level of tangible net worth, a minimum level of aggregate liquidity, and a maximum level of leverage be maintained, and require one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, in addition to other things, pay dividends or distributions if the Partnership is in default under the term loans and the Revolvers.

9.	Fair Value of Financial Instruments

Long-term debt – The fair values of the Partnership’s fixed-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

Interest rate swap agreements – The fair value of the Partnership’s derivative instruments, used for hedging purposes, is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties.

The estimated fair value of the Partnership’s financial instruments is as follows:

	December 31, 2007		December 31, 2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	$	$	$	$
Cash and cash equivalents and restricted cash	771,120	771,120	699,629	699,629
Advances to joint ventures	252,684	252,684	61,333	61,333
Long-term debt (note 8)	(1,365,117)	(1,351,862)	(910,582)	(907,849)
Advances from affiliates (note 6)	(40,950)	(40,950)	(105,923)	(105,923)
Interest rate swap agreements (note 13)	(20,195)	(20,195)	(13,801)	(13,801)
The Partnership transacts all of its derivative instruments through investment-grade-rated financial institutions and requires no collateral from these institutions.

10.	Other Income (Loss) — Net

			Year Ended
			December 31, 2005
	January 1	January 1	January 1	May 10
	to	to	to	to
	December 31,	December 31,	May 9,	December 31,
	2007	2006	2005	2005
	$	$	$	$
Loss on cancellation of interest rate swaps	—	—	(7,820)	—
Gain on sale of assets	—	—	—	186
Write-off of capitalized loan costs	—	—	(7,462)	—
Income tax (expense) recovery	(438)	567	(2,648)	2,910
Non-controlling interest	1,346	1,729	—	—
Miscellaneous	(259)	(54)	3	(189)

Other income (loss) – net	649	2,242	(17,927)	2,907

11.	Comprehensive Income (Loss)

			Year Ended
			December 31, 2005
	January 1	January 1	January 1	May 10
	to	to	to	to
	December 31,	December 31,	May 9,	December 31,
	2007	2006	2005	2005
	$	$	$	$
Net (loss) income	(9,438)	(9,591)	29,215	50,332
Other comprehensive income (loss):
Unrealized (loss) gain on derivative instruments	(13,579)	14,967	(22,874)	(26,622)
Reclassification adjustment for loss on derivative instruments included in net income	4,297	8,084	14,359	6,313

Comprehensive (loss) income	(18,720)	13,460	20,700	30,023

As at December 31, 2007 and 2006, the Partnership’s accumulated other comprehensive loss of $58.7 million and $49.5 million, respectively, consisted of net unrealized losses on derivative instruments.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
12.	Related Party Transactions
a)
The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with administrative, advisory, technical and strategic consulting services. During the years ended December 31, 2007 and 2006, the Partnership incurred $5.8 million and $4.0 million, respectively of costs for these services. During the period from May 10, 2005 to December 31, 2005, the partnership incurred $1.1 million of these costs.

b)
The Partnership reimburses the General Partner for all expenses necessary or appropriate for the conduct of the Partnership’s business. During the years ended December 31, 2007 and 2006, the Partnership incurred $0.8 million and $0.5 million, respectively, of these costs. During the period from May 10, 2005 to December 31, 2005, the Partnership incurred $0.2 million of these costs.

c)
The Partnership is a party to an agreement with Teekay Corporation pursuant to which Teekay Corporation has provided the Partnership with off-hire insurance for its LNG carriers since January 1, 2006. During the years ended December 31, 2007 and 2006, the Partnership incurred $1.5 million and $0.9 million of these costs, respectively.

d)
On May 6, 2005, Teekay Corporation contributed all of the outstanding shares of Luxco, all but $54.9 million of the notes receivable from Luxco, and all of the outstanding equity interests of Granada Spirit L.L.C., which owned the Suezmax tanker, the Granada Spirit, to the Partnership in connection with the IPO on May 10, 2005. The Partnership subsequently repaid the $54.9 million note receivable. Please see Note 1.

e)
In connection with the IPO, the Partnership entered into an omnibus agreement with Teekay Corporation, the General Partner and other related parties governing, among other things, when the Partnership and Teekay Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers.

In December 2006, the omnibus agreement was amended in connection with the initial public offering of Teekay Offshore Partners L.P (or Teekay Offshore). As amended, the agreement governs, among other things, when the Partnership, Teekay Corporation and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake units and floating production, storage and offloading units.

f)
Concurrently with the closing of the Partnership’s follow-on public offering of common units in November 2005, the Partnership acquired from Teekay Corporation three double-hulled Suezmax oil tankers and related long-term, fixed-rate time charters for an aggregate price of $180.0 million. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical book value was accounted for as an equity distribution of $27.8 million. These vessels are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. The Partnership financed the acquisition with the net proceeds of the public offering, together with borrowings under one of the Revolvers and cash balances.

g)
In early 2005, the Partnership completed the sale of the Santiago Spirit (a newly constructed, double-hulled Suezmax tanker delivered in March 2005) to a subsidiary of Teekay Corporation for $70.0 million. The resulting $3.1 million loss on sale, net of income taxes, was accounted for as an equity distribution.

h)
The Partnership’s Suezmax tanker, the Toledo Spirit, which was delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the fixed hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 18 years, although the charterer has the right to terminate the time charter 13 years after the July 2005 delivery date. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charter party as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. During the years ended December 31, 2007 and 2006, the Partnership incurred $1.9 million and $4.6 million respectively, of amounts owing to Teekay Corporation as a result of this agreement. During the period from May 10, 2005 to December 31, 2005, the Partnership incurred $2.8 million of amounts owing to Teekay Corporation as a result of this agreement (see note 13).

i)
In July 2005, Teekay Corporation announced that it had been awarded long-term, fixed-rate contracts to charter two LNG carriers to the Tangguh LNG project in Indonesia. The two LNG carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Corporation entered into this project with a joint venture partner (BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Tanker Tbk), which owns a 30% interest in the Teekay Tangguh Joint Venture. All amounts below include the joint venture partner’s 30% share. In connection with this award, Teekay Corporation has exercised shipbuilding options with Hyundai Heavy Industries Co. Ltd. to construct the two 155,000 cubic meter Tangguh LNG Carriers at a total delivered cost of approximately $376.9 million, excluding capitalized interest. As at December 31, 2007 payments made towards these commitments by the joint venture company totaled $229.6 million, excluding $11.2 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for the remaining $147.3 million unpaid cost of these LNG carriers. As at December 31, 2007, the remaining payments required to be made under these newbuilding contracts were $111.2 million in 2008 and $36.1 million in 2009. The charters will commence upon vessel deliveries, which are scheduled for delivery in November 2008 and January 2009. Pursuant to the omnibus agreement, Teekay Corporation was required to offer its 70% ownership interest in the Teekay Tangguh Joint Venture to the Partnership. On November 1, 2006, the Partnership agreed to acquire this 70% ownership interest upon delivery of the first LNG carrier (see note 14a). The purchase price, which depends upon the total construction costs of the vessels, is estimated to be approximately $80.3 million.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
j)
In August 2005, Teekay Corporation announced that it had been awarded long-term, fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options exercisable by the customer to extend up to an additional 10 years), scheduled to commence in the first half of 2008. Teekay Corporation entered into the project with a joint venture partner (Qatar Gas Transport Company Ltd. (Nakilat), which owns a 60% interest in the RasGas 3 Joint Venture. In connection with this award, Teekay Corporation has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers (or the RasGas 3 LNG Carriers) at a total cost of approximately $1.0 billion (of which Teekay Corporation’s 40% portion is $400.7 million), excluding capitalized interest. As at December 31, 2007, payments made towards these commitments by the joint venture company totaled $801.3 million, excluding capitalized interest and other miscellaneous construction costs (of which the Company’s 40% contribution was $320.5 million). Long-term financing arrangements existed for all the remaining $200.3 million unpaid cost of these LNG carriers. As at December 31, 2007, the remaining payments required to be made under these newbuilding contracts (including the joint venture partners’ 60% share). These remaining payments are due in 2008. Pursuant to the omnibus agreement, Teekay Corporation was required to offer its 40% ownership interest in the RasGas 3 Joint Venture to the Partnership. On November 1, 2006, the Partnership agreed to acquire this 40% ownership interest upon delivery of the first LNG carrier (see note 14a). The purchase price, which depends upon the total construction costs of the vessels, is estimated to be $104.7 million.

k)
On October 31, 2006, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat Holdings Corporation (or Teekay Nakilat Holdings). Teekay Nakilat Holdings owns 70% of Teekay Nakilat, which in turn has a 100% interest as the lessee under capital leases relating to the three RasGas II LNG Carriers. The final purchase price for the 70% interest in Teekay Nakilat was $102.0 million. The Partnership paid $26.9 million of this amount during 2006 and $75.1 million during 2007. This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets was accounted for as an equity distribution to Teekay Corporation. The purchase occurred upon the delivery of the first LNG carrier. The remaining two LNG carriers were delivered during the first quarter of 2007.

l)
In January 2007, the Partnership acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18.5 million. This transaction was concluded between two entities under common control and, thus, the vessel acquired was recorded at its historical book value. The excess of the book value over the purchase price of the vessel was accounted for as an equity contribution by Teekay Corporation. The purchase was financed with one of the Partnership’s revolving credit facilities. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA, and has a remaining contract term of eight years.

m)
In March 2007, one of our LNG carriers, the Madrid Spirit, sustained damage to its engine boilers. The vessel was off-hire for approximately 86 days during the year ended December 31, 2007. Since Teekay Corporation provides the Partnership with off-hire insurance for its LNG carriers, the Partnership’s exposure was limited to fourteen days of off-hire, of which seven days was recoverable from a third-party insurer. In July 2007, Teekay Corporation paid approximately $6.0 million to the Partnership for loss-of-hire for the year ended December 31, 2007.

13.	Derivative Instruments and Hedging Activities

The Partnership uses derivative instruments only for hedging purposes. At December 31, 2007, the fair value of the derivative liability relating to the agreement between the Partnership and Teekay Corporation for the Toledo Spirit time charter contract was $16.0 million and has been reflected in accumulated other comprehensive loss (see note 12h).

As at December 31, 2007, the Partnership was committed to the following interest rate swap agreements related to its EURIBOR and LIBOR-based debt, whereby certain of the Partnership’s floating-rate debt has been swapped with fixed-rate obligations:

			Fair Value /	Weighted-
			Carrying	Average
	Interest	Principal	Amount of	Remaining	Fixed Interest
	Rate	Amount	Liability	Term	Rate
	Index	$	$	(years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	508,557	(860)	29.1	4.9
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	230,753	(28,785)	11.2	6.2
U.S. Dollar-denominated interest rate swaps(4)	LIBOR	510,000	(20,234)	14.1	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	481,469	(3,910)	29.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(5)	EURIBOR	443,992	33,594	16.5	3.8

(1)	Excludes the margins the Partnership pays on its floating-rate debt, which, at December 31, 2007 ranged from 0.3% to 0.9% (see Note 8).

(2)	Principal amount reduces quarterly upon delivery of each LNG newbuilding.

(3)
Included in the principal amount and fair value of the interest rate swaps is $62.6 million and ($5.7) million, respectively, related to the portion of the derivative instrument that the Partnership has not designated as a cash flow hedge.

(4)
Interest rate swaps are held in Teekay Tangguh and Teekay Nakilat (III), variable interest entities in which the Partnership is the primary beneficiary. Inception dates of swaps are 2006 ($160.0 million), 2007 ($100.0 million) and 2009 ($250.0 million).

(5)	Principal amount reduces monthly to 70.1 million Euros ($102.3 million) by the maturity dates of the swap agreements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

During April 2005, the Predecessor repaid term loans of $337.3 million on two LNG carriers and settled related interest rate swaps. The Predecessor recognized a loss of $7.8 million as a result of these interest rate swap settlements. During April 2005, the Predecessor also settled interest rate swaps associated with 322.8 million Euros ($390.5 million) of term loans and entered into new swaps of the same amount with a lower fixed interest rate. A loss of 39.2 million Euros ($50.4 million) relating to these interest rate swap settlements has been deferred in accumulated other comprehensive income and is being amortized over the remaining terms of the term loans. The cost to settle all of these interest rate swaps was $143.3 million.

To the extent the hedge is effective, changes in the fair value of the Partnership’s derivatives are recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of the Partnership’s interest rate swap agreements is immediately recognized into income and is presented as interest expense. During the year ended December 31, 2007, the ineffective portion of the Partnership’s interest rate swaps was a $0.1 million recovery (2006 and 2005 – nominal).

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements; however, counterparties to these agreements are major financial institutions and the Partnership considers the risk of loss due to non-performance to be minimal. The Partnership requires no collateral from these institutions.

As at December 31, 2007, the Partnership estimates, based on current interest rates, that it will reclassify approximately $5.6 million of net loss on derivative instruments from accumulated other comprehensive income to income during 2008 due to the payment of interest expense associated with the floating-rate debt and the amortization of the April 2005 deferred loss on the settlement of interest rate swaps.

As at December 31, 2007 and 2006, the Partnership’s accumulated other comprehensive loss of $58.7 million and $49.5 million, respectively, consisted of net unrealized losses on derivative instruments.

14.	Commitments and Contingencies
a)
On November 1, 2006, the Partnership entered into an agreement with Teekay Corporation to purchase (i) its 100% interest in Teekay Tangguh, which owns a 70% interest in the Teekay Tangguh Joint Venture and (ii) its 100% interest in Teekay Nakilat (III), which owns a 40% interest in the RasGas 3 Joint Venture (see Notes 12i and 12j). The Teekay Tangguh Joint Venture owns two LNG newbuildings and the related 20-year time charters. The RasGas 3 Joint Venture owns four LNG newbuildings and the related 25-year time charters. The purchases will occur upon the delivery of the first newbuildings for the respective projects, which are scheduled for 2008 and early 2009. The Partnership’s purchase price for these projects, which depends upon the total construction costs of the vessels, is estimated to be $80.3 million for the 70% interest in the Teekay Tangguh Joint Venture and $104.7 million for the 40% interest in the RasGas 3 Joint Venture.

In December 2003, the FASB issued FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (or FIN 46(R)). In general, a variable interest entity (or VIE) is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both, then FIN 46(R) requires that this party consolidate the VIE. Prior to its purchase of a controlling interest in Teekay Nakilat in October 2006, the Partnership already included Teekay Nakilat in its consolidated financial statements, as Teekay Nakilat was a VIE and the Partnership was its primary beneficiary. In addition, the Partnership has consolidated Teekay Tangguh and Teekay Nakilat (III) in its consolidated financial statements effective November 1, 2006, as both entities are VIE’s and the Partnership became their primary beneficiary on November 1, 2006, upon its agreement to acquire all of Teekay Corporation’s interests in these entities. The assets and liabilities of Teekay Tangguh and Teekay Nakilat (III) are reflected in the Partnership’s financial statements at historical cost as the Partnership and these two VIE’s are under common control.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table summarizes the combined balance sheets of Teekay Tangguh and Teekay Nakilat (III) as at December 31, 2007 and 2006:

	December 31,	December 31,
	2007	2006
	$	$
ASSETS
Cash and cash equivalents	54,711	3
Advances on newbuilding contracts	240,773	84,184
Investment in and advances to joint ventures	332,648	141,427
Other assets	9,465	6,035

Total assets	637,597	231,649

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued liabilities	3,263	562
Advances from affiliates	23,961	7,957
Long-term debt relating to newbuilding vessels to be delivered	448,688	60,458
Other long-term liabilities	20,289	1,509

Total liabilities	496,201	70,486
Non-controlling interest	20,364	24,559
Total shareholders’ equity	121,032	136,604

Total liabilities and shareholders’ equity	637,597	231,649

The Partnership’s maximum exposure to loss at December 31, 2007, as a result of its commitment to purchase Teekay Corporation’s interests in Teekay Tangguh and Teekay Nakilat (III), is limited to the purchase price of its interest in both entities, which is expected to be approximately $80.3 million and $104.7 million, respectively.

b)
In December 2006, the Partnership announced that it has agreed to acquire three LPG carriers from I.M. Skaugen ASA (or Skaugen), which engages in the marine transportation of petrochemical gases and LPG and the lightening of crude oil, for approximately $29.3 million per vessel. The vessels are currently under construction and are expected to deliver between mid-2008 and mid-2009. The Partnership will acquire the vessels upon their delivery and intends to finance the acquisition of these vessels through existing or incremental debt, surplus cash balances, issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen, at fixed-rates for a period of 15 years.

15.	Supplemental Cash Flow Information
a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$

Accounts receivable	(2,502)	(5,189)	4,220
Prepaid expenses	1,447	(7,228)	(820)
Other current assets	(90)	(194)	1,156
Accrued interest on restricted cash	—	(5,374)	—
Accounts payable	3,535	(816)	(5,531)
Accrued liabilities	9,016	5,706	1,565
Unearned revenue	(1,246)	545	1,882
Advances from affiliates	2,345	8,408	2,222

Total	12,505	(4,142)	4,694

b)
Cash interest paid on long-term debt, advances from affiliates and capital lease obligations during the years ended December 31, 2007, 2006 and 2005 totaled $117.2 million, $79.9 million and $79.1 million, respectively.

c)	No taxes were paid for the years ended December 31, 2007 and 2006. Taxes paid during the year ended December 31, 2005 totaled $6.5 million.

d)
During January and February 2007, the Partnership took delivery of two leased LNG carriers which are being accounted for as capital leases. On delivery, the present value of the minimum lease payments for these two vessels was $310.5 million. These transactions were treated as a non-cash transactions in the Partnership’s consolidated statement of cash flows.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
16.	Net Income (Loss) Per Unit

Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) allocated to the General Partner’s interest, by the weighted-average number of units outstanding during the period.

As required by Emerging Issues Task Force Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the General Partner’s, common unitholders’ and subordinated unitholder’s interests in net income are calculated as if all net income for periods subsequent to May 10, 2005 (the date of the IPO) was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, and foreign currency translation gains (losses).

Under the partnership agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution. Assuming there are no cumulative arrearages on common unit distributions, the target distribution levels entitle the General Partner to receive 2% of quarterly cash distributions up to $0.4625 per unit, 15% of quarterly cash distributions between $0.4625 and $0.5375 per unit, 25% of quarterly cash distributions between $0.5375 and $0.65 per unit, and 50% of quarterly cash distributions in excess of $0.65 per unit. During the four quarters that comprise the year ended December 31, 2007, net income did not exceed $0.4625 per unit and consequently, the assumed distribution of net income did not result in the use of the increasing percentages to calculate the General Partner’s interest in net income.

Under the partnership agreement, during the subordination period applicable to the Partnership’s subordinated units, the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. During the first two quarters of 2007, net income did not exceed the minimum quarterly distribution of $0.4125 per unit and, consequently, the assumed distribution of net income resulted in an unequal distribution of net income between the subordinated unit holders and common unit holders. During the last two quarters of 2007, the Partnership incurred net losses, and consequently, assumed distributions of net losses resulted in equal distributions of net losses between the subordinated unit holders and common unit holders.

17.	Subsequent Events

In December 2007, Teekay Corporation acquired two 1993-built LNG vessels from a joint venture between Marathon Oil Corporation and ConocoPhillips for a total cost of $230 million and chartered back the vessels to the sellers until April 2009 (with options exercisable by the charterers to extend up to an additional seven years). The specialized ice-strengthened vessels were purpose-built to carry LNG from Alaska’s Kenai LNG plant to Japan. Teekay offered these vessels to the Partnership in accordance with the omnibus agreement. On April 1, 2008, the Partnership acquired these two vessels from Teekay Corporation for a total cost of $230 million and immediately charter the vessels back to Teekay Corporation for a period of ten years (plus options exercisable by Teekay to extend up to an additional fifteen years). The Partnership has financed the acquisition with its undrawn revolving credit facilities.

EXHIBIT INDEX

8.1	List of Subsidiaries of Teekay LNG Partners L.P.

12.1	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Executive Officer

12.2	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Financial Officer

13.1
Teekay LNG Partners L.P. Certification of Peter Evensen, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Ernst & Young LLP, as independent registered public accounting firm, for Teekay LNG Partners L.P.

15.2	Consolidated Balance Sheet of Teekay GP L.L.C.

15.3	Consent of Ernst & Young LLP, as independent registered public accounting firm, for Teekay GP L.L.C.