Form 20-F/A
period 2007-12-31
Teekay LNG Partners L.P.
filed 2008-12-02
CIK 1308106

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
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
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☑	Non-Accelerated Filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

•	U.S. GAAP ☑	•	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	•	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

EXPLANATORY NOTE
Teekay LNG Partners L.P. (generally referred to herein as the Partnership, Teekay LNG Partners Predecessor, the Predecessor, we, our or us) is filing this Annual Report on Form 20-F/A for the year ended December 31, 2007 (this Amendment or this 2007 Form 20-F/A Report) to amend our Annual Report on Form 20-F for the year ended December 31, 2007 (the Original Filing) that was filed with the Securities and Exchange Commission (or SEC) on April 11, 2008.
a. Derivative Instruments and Hedging Activities
In August 2008, we commenced a review of our application of Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Although we believe that our derivative transactions were consistent with our risk management policies and that our overall risk management policies continue to be sound, based on our review we concluded that our derivative instruments did not qualify for hedge accounting treatment under SFAS No. 133 for the years ended December 31, 2007, 2006, 2005 and 2004.
Certain of our hedge documentation, in respect of our assessment of effectiveness and measurement of ineffectiveness of our derivative instruments for accounting purposes, was not in accordance with the technical requirements of SFAS No. 133. One of our derivative agreements is between Teekay Corporation and us, which relates to hire payments under the time charter contract for the Suezmax tanker the Toledo Spirit. Prior to April 2007, this agreement with Teekay Corporation was not accounted for as a derivative agreement subject to the provisions of SFAS No. 133, and after April 2007, the agreement did not qualify for hedge accounting treatment under SFAS No. 133.
Accordingly, although we believe each of these derivative instruments were and continue to be effective economic hedges, for accounting purposes we should have reflected changes in fair value of these derivative instruments as increases or decreases to our net income (loss) on our consolidated statements of income, instead of being reflected as increases or decreases to accumulated other comprehensive income, a component of partners’ equity/stockholder deficit on our consolidated balance sheets and statements of changes in partners’ equity/stockholder deficit.
The change in accounting for these transactions does not affect the economics of the derivative transactions or our cash flows, liquidity, or cash distributions to partners.
b. Vessels Acquired from Teekay Corporation
In connection with assessing the potential impact of SFAS No. 141(R), which replaces SFAS No. 141 Business Combinations, and is effective for fiscal years beginning after December 15, 2008, we re-assessed our accounting treatment for interests in vessels we have purchased from Teekay Corporation subsequent to our initial public offering in May 2005. We have historically treated the acquisition of the interests in these vessels as asset acquisitions, not business acquisitions. If the acquisitions were deemed to be business acquisitions, the acquisitions would have been accounted for in a manner similar to the pooling of interest method whereby our consolidated financial statements prior to the date the interests in these vessels were acquired by us would be retroactively adjusted to include the results of these acquired vessels (referred to herein as the Dropdown Predecessor) from the date that we and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. Although substantially all of the value relating to these transactions is attributable to the vessels and associated contracts, we have now determined that the acquisitions should have been accounted for as business acquisitions under United States generally accepted accounting principles (or GAAP).
The impact of retroactive Dropdown Predecessor adjustments does not affect our limited partners’ interest in net income, earnings per unit, or cash distributions to partners.
c. Gross-up Presentation of RasGas Joint Ventures and Other
Subsequent to the release of our preliminary second quarter financial results, we reviewed and revised our financial statement presentation of debt and interest rate swap agreements related to our joint venture interests in the RasGas II and RasGas 3 LNG carriers. As a result, certain of our assets and liabilities have been grossed up for accounting presentation purposes. These adjustments, which do not affect our net income, cash flow, liquidity, cash distributions or partners’ equity in any period, are described below.
In January 2006, we entered into a sale and 30-year leaseback arrangement pertaining to shipbuilding contracts for our 70 percent interest in the three RasGas II LNG carriers. We have since determined that we should have recorded the accumulated construction cost of these vessels for accounting purposes in accordance with Emerging Issues Task Force Issue 97-10, as we retained certain construction period risks subsequent to the RasGas II sale-leaseback transaction. This adjustment does not impact the accounting treatment for these vessels in any period subsequent to their delivery in the first quarter of 2007. We have now restated our consolidated balance sheet as at December 31, 2006 to record the accumulated cost of approximately $295 million for these vessels under construction, and related capital lease obligations.
Through a wholly-owned subsidiary, which is a variable interest entity (or VIE) for us, Teekay Corporation owns a 40 percent interest in the four RasGas 3 LNG carriers. The joint venture partner, a wholly-owned subsidiary of Qatar Gas Transport Company, owns the remaining 60 percent interest. Both wholly-owned subsidiaries are joint and several co-borrowers with respect to the RasGas 3 term loan and related interest rate swap agreements. Previously, we recorded 40 percent of the RasGas 3 term loan and interest rate swap obligations in our financial statements. We have made adjustments to our balance sheet to reflect 100 percent of the RasGas 3 term loan (2007 — $360.6 million; 2006 — $90.7 million) and interest rate swap obligations (2007 — $9.6 million; 2006 — $(0.4) million), as well as offsetting increases in assets, for the fourth quarter of 2006 through the fourth quarter of 2007. We have also made adjustments to our statements of income to reflect 100 percent of the interest expense (2007 — $17.1 million; 2006 — $1.3 million) on the RasGas 3 term loan with an offsetting amount to interest income from our advances to the joint venture. These RasGas 3 adjustments do not result in any increase to our net exposure in this joint venture. We have also restated certain other items primarily related to accounting for the non-controlling interest in our joint venture and VIEs.

As a result of the conclusions described above, we are restating in this 2007 Form 20-F/A Report our historical balance sheets as of December 31, 2007 and 2006, our statements of income, cash flows and changes in partners’ equity/stockholder deficit for the years ended 2007, 2006 and 2005 and selected financial data as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003.
The following table sets forth a reconciliation of previously reported and restated net income (loss) and partners’ equity/stockholder deficit as of the date and for the periods shown (in thousands of US dollars):

	Net Income (Loss)
	Year	Year					Year	Stockholder
	Ended	Ended	January	May 10 to	January 1	May 1 to	Ended	Deficit At
	December 31,	December 31,	1 to May 9,	December 31,	to April 30,	December 31,	December 31,	December 31,
	2007	2006	2005	2005	2004	2004	2003	2002

As Previously Reported	(9,438)	(9,591)	29,215	50,332	16,164	(84,395)	(59,432)	(106,105)
Adjustments:
Derivative Instruments, net of non-controlling interest	35,210	22,654	(8,515)	(14,161)	—	(43,678)	—	—
Dropdown Predecessor (1)	—	(123)	3,383	1,588	3,554	6,270	3,096	—
Other	(630)	(1,811)	—	—	—	—	—	—

As Restated	25,142	11,129	24,083	37,759	19,718	(121,803)	(56,336)	(106,105)

(1)
Relates to the results for the pre-acquisition periods in which we and the acquired interests in vessels, as listed below, were both in operation and under the common control of Teekay Corporation, as follows:

•	Dania Spirit for April 1, 2003 to December 31, 2006;

•	European Spirit for September 26, 2003 to November 22, 2005;

•	African Spirit for November 10, 2003 to November 22, 2005;

•	Asian Spirit for January 5, 2004 to November 22, 2005; and

•	Granada Spirit for December 6, 2004 to May 9, 2005.
Note 17 of the notes to the consolidated financial statements included in this 2007 Form 20-F/A Report reflects the changes to our consolidated financial statements as a result of our restatement and provides additional information about the restatement.
We have also restated in this 2007 Form 20-F/A our General Partner’s historical balance sheet as at December 31, 2007. Note 14 of the notes to the General Partner’s consolidated financial statements included in this 2007 Form 20-F/A Report reflects the changes to its consolidated balance sheet as a result of our restatement and provides additional information about the restatement.
Management also has determined that control deficiencies relating to the preparation of hedge documentation and to the accounting for non-routine, complex financial structures and arrangements, which gave rise in part to this restatement, constituted material weaknesses in our internal control over financial reporting. We believe, as of the date of this filing, that we have fully remediated these material weaknesses in our internal control over financial reporting. Please read Item 15. “Controls and Procedures” for additional discussion.
For the convenience of the reader, this 2007 Form 20-F/A Report sets forth the Original Filing in its entirety, although we are only restating portions of Items 3, 4, 5, 7, 11, 15, 18 and 19 affected by the corrected financial information. This 2007 Form 20-F/A Report includes currently-dated certifications from the Chief Executive Officer and Chief Financial Officer of our General Partner, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as well as the currently dated consent of our independent registered public accounting firm. The changes we have made are a result of and reflect the restatement described herein; no other information in the Original Filing has been updated.
Except for the amended or restated information described above, this 2007 Form 20-F/A Report continues to speak as of the date of the Original Filing. Other events occurring after the filing of the Original Filing or other disclosures necessary to reflect subsequent events have been or will be addressed in other reports filed with or furnished to the SEC subsequent to the date of the Original Filing.
Because this 2007 Form 20-F/A Report restates all of the pertinent financial data for the affected periods, we do not intend to amend our previously-filed Annual Reports on Form 20-F or previously furnished Reports on Form 6-K for periods ending prior to December 31, 2007. As a result, the reader should rely not on the prior filings, but should rely upon the restated financial statements, reports of our independent registered public accounting firm and related financial information for affected periods contained in this 2007 Form 20-F/A Report.

TEEKAY LNG PARTNERS L.P.
INDEX TO REPORT ON FORM 20-F/A

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
Item 1. Identity of Directors, Senior Management and Advisors
The information included in Item 1 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
Not applicable.
Item 2. Offer Statistics and Expected Timetable
The information included in Item 2 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
Not applicable.
Item 3. Key Information
Selected Financial Data (Restated)
The following tables present, in each case for the periods and as of the dates indicated, summary:
•
historical financial and operating data of Teekay Shipping Spain S.L. and its subsidiaries (or Teekay Spain), which was named Naviera F. Tapias S.A. prior to its acquisition by Teekay Corporation through its subsidiary Teekay Luxembourg S.a.r.l. (or Luxco), on April 30, 2004; and

•
historical financial and operating data of Teekay LNG Partners L.P. and its subsidiaries since its initial public offering on May 10, 2005, in connection with which it acquired Luxco from Teekay Corporation.

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

•
the historical financial and operating data of Teekay Spain as at and for the years ended December 31, 2002 and 2003 and the four months ended April 30, 2004 are derived from the consolidated financial statements of Teekay Spain;

•
the historical financial and operating data of Luxco as at December 31, 2004 and for the eight months ended December 31, 2004 and the period from January 1, 2005 to May 9, 2005 (or the 2005 Pre-IPO Period) reflect the acquisition of Teekay Spain by Teekay Corporation through Luxco and are derived from the consolidated financial statements of Luxco; and

•
the historical financial and operating data of Teekay LNG Partners L.P. as at December 31, 2005, 2006 and 2007, and for the periods from May 10, 2005 to December 31, 2005, and for the years ended December 31, 2006 and 2007 reflect its initial public offering and related acquisition of Luxco and are derived from the audited consolidated financial statements of the Partnership.

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
The information presented in the following tables and related footnotes have been adjusted to reflect the restatement of our financial results which is described in the Explanatory Note above. A reconciliation of our previously reported consolidated financial statements to our restated consolidated financial statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006, and 2005 is included in Note 17 of the notes to our consolidated financial statements. A reconciliation of our previously reported consolidated financial statements to our restated consolidated financial information as at December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 follows the table.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Year	January 1	May 1	January 1	May 10	Year	Year
	Ended	to	to	to	to	Ended	Ended
	December 31,	April 30,	December 31,	May 9,	December 31,	December 31,	December 31,
	2003	2004	2004	2005	2005	2006	2007
	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)
	(in thousands, except per unit and fleet data)
Income Statement Data:
Voyage revenues	$94,373	$51,849	$105,762	$67,575	$107,343	$186,880	$267,939

Operating expenses:
Voyage expenses (1)	4,960	1,994	3,888	1,934	639	2,036	1,197
Vessel operating expenses (2)	28,192	12,783	25,703	14,609	22,646	40,977	56,460
Depreciation and amortization	25,062	11,008	31,223	18,134	32,570	53,076	65,501
General and administrative	9,563	3,112	6,494	4,481	8,732	14,152	15,090

Total operating expenses	67,777	28,897	67,308	39,158	64,587	110,241	138,248

Income from vessel operations	26,596	22,952	38,454	28,417	42,756	76,639	129,691
Interest expense (4)	(20,478)	(19,002)	(98,871)	(48,568)	(51,663)	(35,298)	(167,370)
Interest income (4)	8,431	8,692	13,519	9,098	14,098	13,041	88,737
Foreign currency exchange gain (loss) (3)	(71,502)	18,010	(78,831)	52,295	29,523	(39,590)	(41,241)
Other income (loss) (5)	617	(10,934)	3,926	(17,159)	3,045	(429)	(1,414)

(Loss) income before non-controlling interest	(56,336)	19,718	(121,803)	24,083	37,759	14,363	8,403
Non-controlling interest	—	—	—	—	—	(3,234)	16,739

Net (loss) income	(56,336)	19,718	(121,803)	24,083	37,759	11,129	25,142

Dropdown Predecessor’s interest in net income (loss)	$3,096	$3,554	$6,270	$3,383	$1,588	$(123)	$—
General Partner’s interest in net income	—	—	—	—	6,229	1,542	9,752
Limited partners’ interest:
Net (loss) income	(59,432)	16,164	(128,073)	20,700	29,942	9,710	15,390
Net (loss) income per:
Common unit (basic and diluted) (6)	(2.53)	0.69	(5.46)	0.88	1.19	0.42	0.58
Subordinated unit (basic and diluted) (6)	(2.53)	0.69	(5.46)	0.88	0.71	0.07	0.27
Total unit (basic and diluted) (6)	(2.53)	0.69	(5.46)	0.88	0.97	0.27	0.45
Cash distributions declared per unit	—	—	—	—	0.65	1.80	2.05
Balance Sheet Data (at end of period):
Cash and marketable securities	$22,533	$11,289	$156,410	—	$35,955	$29,288	$91,891
Restricted cash (7)	398,038	385,564	435,112	—	298,323	670,758	679,229
Vessels and equipment (8)	733,306	785,498	1,247,766	—	1,522,887	1,715,662	1,836,504
Total assets (7)(9)	1,200,512	1,206,217	2,089,636	—	2,085,634	2,928,422	3,589,148
Total debt and capital lease obligations (7)	1,238,905	1,213,587	2,034,353	—	1,266,281	1,961,021	2,623,941
Total stockholder’s/partners’ equity (deficit)	(143,864)	(100,872)	(103,262)	—	736,599	703,190	708,174
Common units outstanding (6)	8,734,572	8,734,572	8,734,572	8,734,572	20,238,072	20,240,547	22,540,547
Subordinated units outstanding (6)	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$23,418	$20,785	$23,628	$15,980	$59,726	$84,009	$114,461
Financing activities	(282,716)	(31,823)	406,289	(163,646)	36,530	(260,674)	631,384
Investing activities	262,766	901	(284,698)	18,758	(87,803)	169,998	(683,242)
Other Financial Data:
Net voyage revenues (9)	$89,413	$49,855	$101,874	$65,641	$106,704	$184,844	$266,742
EBITDA (10)	(16,194)	40,391	(5,845)	84,026	104,846	86,837	170,431
Capital expenditures:
Expenditures for vessels and equipment (12)	133,628	5,522	83,703	44,270	158,045	1,037	160,757
Expenditures for drydocking	4,711	—	4,085	371	3,494	3,693	3,724
Liquefied Gas Fleet Data:
Calendar-ship-days (11)	793	363	905	645	1,180	1,887	2,862
Average age of our fleet (in years at end of period)	1.8	2.1	1.8	1.9	2.8	3.0	3.2
Vessels at end of period	3.0	3.0	5.0	5.0	5.0	6.0	8.0
Suezmax Fleet Data:
Calendar-ship-days (11)	2,337	1,054	1,924	1,032	1,833	2,920	2,920
Average age of our fleet (in years at end of period)	6.4	6.0	3.9	4.3	3.0	4.0	5.0
Vessels at end of period	8.0	9.0	8.0	8.0	8.0	8.0	8.0

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

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

(4)
We entered into interest rate swaps to mitigate our interest rate risk from our floating-rate debt used to purchase our LNG carriers. Changes in the fair value of our derivatives are recognized immediately into income and are presented as interest expense and/or interest income.

(5)	The $17.1 million other loss in the period from January 1, 2005 to May 9, 2005 primarily resulted from a write-off of capitalized loan costs and a loss on cancellation of interest rate swaps.

(6)
Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor Impact and the amount of net income (loss) allocated to our General Partner’s interest for periods subsequent to our initial public issuance date of common units on May 10, 2005, by the weighted-average number of units outstanding during the period. For periods prior to May 10, 2005, such units are deemed equal to the common and subordinated units received by Teekay Corporation in exchange for net assets it contributed to us in connection with the initial public offering.

(7)
We operate certain of our LNG carriers under tax lease arrangements. Under these arrangements, we borrow under term loans and deposit the proceeds into restricted cash accounts. Concurrently, we enter into capital leases for the vessels, and the vessels are recorded as assets on our balance sheet. The restricted cash deposits, plus the interest earned on the deposits, will equal the remaining amounts we owe under the capital lease arrangements, including our obligations to purchase the vessels at the end of the lease term where applicable. Therefore, the payments under our capital leases are fully funded through our restricted cash deposits, and our continuing obligation is the repayment of the term loans. However, under GAAP we record both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets. This accounting treatment has the effect of increasing our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations.

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

		January 1	May 1	January 1	May 10
	Year Ended	to	to	to	to	Year Ended	Year Ended
	December 31,	April 30,	December 31,	May 9,	December 31,	December 31,	December 31,
	2003	2004	2004	2005	2005	2006	2007
	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)

Voyage revenues	$94,373	$51,849	$105,762	$67,575	$107,343	$186,880	$267,939
Voyage expenses	(4,960)	(1,994)	(3,888)	(1,934)	(639)	(2,036)	(1,197)

Net voyage revenues	$89,413	$49,855	$101,874	$65,641	$106,704	$184,844	$266,742

(10)	EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below:
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

		January 1	May 1	January 1	May 10
	Year Ended	to	to	to	to	Year Ended	Year Ended
	December 31,	April 30,	December 31,	May 9,	December 31,	December 31,	December 31,
	2003	2004	2004	2005	2005	2006	2007
	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)

Reconciliation of “EBITDA” to “Net income (loss)”:
Net income (loss)	$(56,336)	$19,718	$(121,803)	$24,083	$37,759	$11,129	$25,142
Depreciation and amortization	25,062	11,008	31,223	18,134	32,570	53,076	65,501
Interest expense, net	12,047	10,310	85,352	39,470	37,565	22,257	78,633
Provision (benefit) for income taxes	3,033	(645)	(617)	2,339	(3,048)	375	1,155

EBITDA (1)	$(16,194)	$40,391	$(5,845)	$84,026	$104,846	$86,837	$170,431

Reconciliation of “EBITDA” to “Net operating cash flow”:
Net operating cash flow	$23,418	$20,785	$23,628	$15,980	$59,726	$84,009	$114,461
Non-controlling interest	—	—	—	—	—	(3,234)	16,739
Expenditures for drydocking	4,711	—	4,085	371	3,494	3,693	3,724
Interest expense, net	12,047	10,310	85,352	39,470	37,565	22,257	78,633
Gain (loss) on sale of assets	1,576	(11,837)	3,428	(15,282)	186	—	—
Change in working capital	(569)	(911)	(9,861)	2,209	(4,763)	4,166	(12,505)
Change in fair value of interest rate swaps	14,715	3,985	(43,678)	(8,447)	(14,000)	24,180	(3,195)
Foreign currency exchange (loss) gain and other, net	(72,092)	18,059	(68,799)	49,725	22,638	(48,234)	(27,426)

EBITDA	$(16,194)	$40,391	$(5,845)	$84,026	$104,846	$86,837	$170,431

(1)
EBITDA is net of non-controlling interest expense of $16.7 million and $(3.2) million for the years ended December 31, 2007 and 2006, respectively. Non-controlling interest is nil for the year ended December 31, 2003 and the periods January 1 to April 30, 2004, May 1 to December 31, 2004, January 1 to May 9, 2005, and May 10 to December 31, 2005.

EBITDA also includes the following:

		January 1	May 1	January 1	May 10
	Year Ended	to	to	to	to	Year Ended	Year Ended
	December 31,	April 30,	December 31,	May 9,	December 31,	December 31,	December 31,
	2003	2004	2004	2005	2005	2006	2007
	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)

Foreign currency exchange (loss) gain	$(71,502)	$18,010	$(78,831)	$52,295	$29,523	$(39,590)	$(41,241)
Change in fair value of the Toledo Spirit derivative included in revenue	—	—	—	—	(6,484)	(873)	14,136

	$(71,502)	$18,010	$(78,831)	$52,295	$23,039	$(40,463)	$(27,105)

(11)
Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels were in our possession during that period (including five vessels deemed to be in our possession for accounting purposes as a result of the impact of the Dropdown Predecessor prior to our actual acquisition of such vessels).

(12)	Expenditures for vessels and equipment excludes non-cash investing activities. Please read Item 18 — Financial Statements: Note 15 — Supplemental Cash Flow Information.

(13)
A reconciliation of our previously reported consolidated financial information to our restated consolidated financial information as at December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 is contained in the following table. Only those line items in the selected financial data table that are from our consolidated financial information and were affected by the restatement are contained below.

		Adjustments
				Gross-up
	As	Derivative	Dropdown	Presentation	As
	Reported	Instruments	Predecessor	and Other	Restated
	$	$	$	$	$
	(in thousands, except unit and per unit data)
Income Statement Data:

January 1 to April 31, 2004
Voyage revenues	$40,718	—	$11,131	—	$51,849

Operating expenses:
Voyage expenses	1,842	—	152	—	1,994
Vessel operating expenses	10,302	—	2,481	—	12,783
Depreciation and amortization	8,585	—	2,423	—	11,008
General and administrative	2,103	—	1,009	—	3,112

Total operating expenses	22,832	—	6,065	—	28,897

Income from vessel operations	17,886	—	5,066	—	22,952
Interest expense	(17,490)	—	(1,512)	—	(19,002)
Interest income	8,692	—	—	—	8,692
Foreign currency exchange gain	18,010	—	—	—	18,010
Other loss	(10,934)	—	—	—	(10,934)

Income before non-controlling interest	16,164	—	3,554	—	19,718
Non-controlling interest	—	—	—	—	—

Net income	$16,164	$—	$3,554	$—	$19,718

Dropdown Predecessor’s interest in net income	$—				$3,554
General Partner’s interest in net income	—				—
Limited partners’ interest:
Net income	16,164				16,164
Net income per:
Common unit (basic and diluted)	0.69				0.69
Subordinated unit (basic and diluted)	0.69				0.69
Total unit (basic and diluted)	0.69				0.69
Cash distributions declared per unit	—				—

May 1 to December 31, 2004
Voyage revenues	$83,115	—	$22,647	$—	$105,762

Operating expenses:
Voyage expenses	3,090	—	798	—	3,888
Vessel operating expenses	20,315	—	5,388	—	25,703
Depreciation and amortization	26,275	—	4,948	—	31,223
General and administrative	4,375	—	2,119	—	6,494

Total operating expenses	54,055	—	13,253	—	67,308

Income from vessel operations	29,060	—	9,394	—	38,454
Interest expense	(50,485)	(45,262)	(3,124)	—	(98,871)
Interest income	13,519	—	—	—	13,519
Foreign currency exchange loss	(78,831)	—	—	—	(78,831)
Other income	2,342	1,584	—	—	3,926

(Loss) income before non-controlling interest	(84,395)	(43,678)	6,270	—	(121,803)
Non-controlling interest	—	—	—	—	—

Net (loss) income	$(84,395)	$(43,678)	$6,270	$—	$(121,803)

Dropdown Predecessor’s interest in net income	$—				$6,270
General Partner’s interest in net income	—				—
Limited partners’ interest:
Net loss	(84,395)				(128,073)
Net loss per:
Common unit (basic and diluted)	(3.60)				(5.46)
Subordinated unit (basic and diluted)	(3.60)				(5.46)
Total unit (basic and diluted)	(3.60)				(5.46)
Cash distributions declared per unit	—				—

		Adjustments
				Gross-up
	As	Derivative	Dropdown	Presentation	As
	Reported	Instruments	Predecessor	and Other	Restated
	$	$	$	$	$
	(in thousands, except unit and per unit data)
Income Statement Data:

Year ended December 31, 2003
Voyage revenues	$86,709	—	$7,664	—	$94,373

Operating expenses:
Voyage expenses	4,911	—	49	—	4,960
Vessel operating expenses	26,440	—	1,752	—	28,192
Depreciation and amortization	23,390	—	1,672	—	25,062
General and administrative	8,799	—	764	—	9,563

Total operating expenses	63,540	—	4,237	—	67,777

Income from vessel operations	23,169	—	3,427	—	26,596
Interest expense	(20,147)	—	(331)	—	(20,478)
Interest income	8,431	—	—	—	8,431
Foreign currency exchange loss	(71,502)	—	—	—	(71,502)
Other income	617	—	—	—	617

(Loss) income before non-controlling interest	(59,432)	—	3,096	—	(56,336)
Non-controlling interest	—	—	—	—	—

Net (loss) income	$(59,432)	$—	$3,096	$—	$(56,336)

Dropdown Predecessor’s interest in net income	$—				$3,096
General Partner’s interest in net income	—				—
Limited partners’ interest:
Net loss	(59,432)				(59,432)
Net loss per:
Common unit (basic and diluted)	(2.53)				(2.53)
Subordinated unit (basic and diluted)	(2.53)				(2.53)
Total unit (basic and diluted)	(2.53)				(2.53)
Cash distributions declared per unit	—				—

Balance Sheet Data (at end of year):

As at December 31, 2005
Cash and marketable securities	$34,469	$—	$1,486	$—	35,955
Restricted cash	298,323	—	—	—	298,323
Vessels and equipment	1,502,386	—	20,501	—	1,522,887
Total assets	2,070,815	—	21,889	(7,070)	2,085,634
Total debt and capital lease obligations	1,248,136	—	18,145	—	1,266,281
Total stockholder’s/partners’ equity (deficit)	769,139	(29,213)	3,743	(7,070)	736,599

As at December 31, 2004
Cash and marketable securities	$156,410	$—	$—	$—	$156,410
Restricted cash	435,112	—	—	—	435,112
Vessels and equipment	1,045,068	—	202,698	—	1,247,766
Total assets	1,885,366	—	204,270	—	2,089,636
Total debt and capital lease obligations	1,853,869	—	180,484	—	2,034,353
Total stockholder’s/partners’ equity (deficit)	(123,002)	—	19,740	—	(103,262)

As at April 30, 2004
Cash and marketable securities	$11,289	$—	$—	$—	$11,289
Restricted cash	385,564	—	—	—	385,564
Vessels and equipment	602,055	—	183,443	—	785,498
Total assets	1,021,695	—	184,522	—	1,206,217
Total debt and capital lease obligations	1,072,379	—	141,208	—	1,213,587
Total stockholder’s/partners’ equity (deficit)	(144,186)	—	43,314	—	(100,872)

As at December 31, 2003
Cash and marketable securities	$22,533	$—	$—	$—	$22,533
Restricted cash	398,038	—	—	—	398,038
Vessels and equipment	602,550	—	130,756	—	733,306
Total assets	1,069,081	—	131,431	—	1,200,512
Total debt and capital lease obligations	1,129,426	—	109,479		1,238,905
Total stockholder’s/partners’ equity (deficit)	(164,809)	—	20,945	—	(143,864)

		Adjustments
				Gross-up
	As	Derivative	Dropdown	Presentation	As
	Reported	Instruments	Predecessor	and Other	Restated
	$	$	$	$	$
	(in thousands, except unit and per unit data)

Cash Flow Data:

For the period January 1 to April 30, 2004
Net cash provided by (used in):
Operating activities	$14,808	$—	$5,977	$—	$20,785
Financing activities	(25,846)	—	(5,977)	—	(31,823)
Investing activities	901	—	—	—	901

For the period May 1 to December 31, 2004
Net cash provided by (used in):
Operating activities	$10,268	$—	$13,360	$—	$23,628
Financing activities	393,149	—	13,140	—	406,289
Investing activities	(258,198)	—	(26,500)	—	(284,698)

For the year ended December 31, 2003
Net cash provided by (used in):
Operating activities	$18,318	$—	$5,100	$—	$23,418
Financing activities	(277,616)	—	(5,100)	—	(282,716)
Investing activities	262,766	—	—	—	262,766
Risk Factors
The information included in Item 3 — Risk Factors in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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
As of December 31, 2007, our consolidated debt, capital lease obligations and advances from affiliates totaled $2.6 billion and we had the capacity to borrow an additional $431.0 million under our credit facilities. These facilities may be used by us for General Partnership purposes. If we are awarded contracts for new LNG or LPG projects, our consolidated debt and capital lease obligations will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:
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
Item 4. Information on the Partnership
Except for the percentage of our consolidated voyage revenues generated from Repsol YPF, Gas Natural SDG, Union Fenosa Gas, S.A., CEPSA and ConocoPhillips and the percentage of our net voyage revenues earned by each of our segments, as a result of the inclusion of the Dropdown Predecessor, the information included in Item 4 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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

•
RasGas 3 LNG Project. Teekay Corporation was awarded a 40% interest in four LNG carriers and related 25-year, fixed-rate time charters (with options to extend up to an additional 10 years) to service expansion of an’ LNG project in Qatar. The customer will be Ras Laffan Liquefied Natural Gas Co. Limited (3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation. Teekay Corporation has contracted to construct four double-hulled LNG carriers of 217,000 cubic meters each (or the RasGas 3 LNG Carriers) at a total delivered cost of approximately $1.0 billion, excluding capitalized interest, of which we will be responsible for 40%. The charters will commence upon vessel deliveries, which are scheduled for the first half of 2008, commencing in April 2008. The remaining 60% interest in the joint venture relating to this project (or the RasGas 3 Joint Venture) will be held by QGTC Nakilat (1643-6) Holdings Corporation. We will have operational responsibility for the vessels in this project, although our partner may assume operational responsibility beginning 10 years following delivery of the vessels.

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
During 2007, 2006, and 2005, we derived 100% of our revenues from time charters. During these periods, all our vessels were employed on long-term time charters. We do not anticipate earning revenues from voyage charters in the foreseeable future.
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
When a vessel is “off-hire” — or not available for service — generally the customer is not required to pay the hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel will be deemed to be off-hire if it is in drydock. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. In addition, a vessel generally will be deemed off-hire if there is a loss of time due to, among other things: operational deficiencies; equipment breakdowns; delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.
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
Repsol YPF, Gas Natural SDG and Unión Fenosa Gas, S.A. accounted for 27%, 15% and 13% of our revenues in 2005, 27%, 13% and 13% of our revenues in 2006, and 19%, 11% and 9% of our revenues in 2007, respectively. We also derived 23% of our revenues in 2007 from RasGas II. No other LNG customer accounted for 10% or more of our revenues during any of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.
Each LNG carrier that is owned by us (or that we have agreed to purchase from Teekay Corporation), is encumbered by a mortgage relating to the vessel’s financing. Each of the Madrid Spirit, Al Marrouna, Al Areesh and Al Daayen is considered to be a capital lease. Please read Item 18 - Financial Statements: Note 4 — Leases and Restricted Cash.

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

The following table provides additional information about our Suezmax oil tankers as of December 31, 2007.

					Remaining
Tanker	Capacity	Delivery	Our Ownership	Charterer	Charter Term
	(dwt)

Operating Suezmax tankers:
Tenerife Spirit	159,500	2000	Capital lease(1)	CEPSA	13 years (2)
Algeciras Spirit	159,500	2000	Capital lease(1)	CEPSA	13 years (2)
Huelva Spirit	159,500	2001	Capital lease(1)	CEPSA	14 years (2)
Teide Spirit	159,500	2004	Capital lease(1)	CEPSA	17 years (2)
Toledo Spirit	159,500	2005	Capital lease(1)	CEPSA	18 years (2)
European Spirit	151,800	2003	100%	ConocoPhillips	8 years (3)
African Spirit	151,700	2003	100%	ConocoPhillips	8 years (3)
Asian Spirit	151,700	2004	100%	ConocoPhillips	8 years (3)

Total Capacity:	1,252,700

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

CEPSA accounted for 26%, 29% and 20% of our 2005, 2006 and 2007 revenues, respectively. We also derived 16%, 15% and 11% of our revenues in 2005, 2006 and 2007, respectively, from ConocoPhillips. No other Suezmax tanker customer accounted for 10% or more of our revenues during either of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.
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
The 4% Gross Basis Tax. We may be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross income (without benefit of deductions) attributable to transportation that begins or ends (but not both) in the United States, unless we are eligible for an exemption under an applicable tax treaty applies or the Section 883 Exemption applies (as more fully described below under “ — The Section 883 Exemption”) and we file a U.S. federal income tax return to claim that exemption. For this purpose, gross income attributable to transportation (or transportation income) includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes time charter or bareboat charter income. The U.S. source portion of our transportation income is deemed to be 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of the transportation income attributable to such voyages is subject to U.S. federal income tax. Although the entire amount of transportation income from voyages that begin and end in the United States would be fully taxable in the United States, we currently do not expect to have any transportation income from voyages that begin and end in the United States; however, there is no assurance that such voyages will not occur.

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
Taxation on Distributions by Spanish Entities. Income distributed to non-residents of Spain by our Spanish subsidiaries as dividends may be subject to an 18% Spanish withholding tax, unless the dividends are paid to an entity resident in a European Union member state, subject to certain requirements, or to an entity resident in a “tax treaty” jurisdiction. In addition, interest paid by Spanish entities on debt owed to non-residents of Spain is generally subject to a 18% withholding tax.

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
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. The information below has been adjusted solely to reflect the impact of the restatement on our financial results which is more fully described in Note 17 of the notes to the consolidated financial statements contained in this report and to include the section entitled “Restatement of Previously Issued Financial Statements” below and does not reflect any subsequent information or events occurring after the date of the Original Filing or update any disclosure herein to reflect the passage of time since the date of the Original Filing.
Restatement of Previously Issued Financial Statements
Please read Note 17 of the notes to the consolidated financial statement for a more detailed discussion of our restated results and the bases for them. The following table sets forth a reconciliation of previously reported and restated net income (loss) for the periods shown (in thousands of US dollars):

	Net Income (Loss)
	Year Ended	Year Ended
	December 31,	December 31,	January 1 to May 9,	May 10 to December
	2007	2006	2005	31, 2005

As Previously Reported	(9,438)	(9,591)	29,215	50,332
Adjustments:
Derivative Instruments, net of non-controlling interest	35,210	22,654	(8,515)	(14,161)
Dropdown Predecessor (1)	—	(123)	3,383	1,588
Other	(630)	(1,811)	—	—

As Restated	25,142	11,129	24,083	37,759

(1)
Relates to the results for the pre-acquisition periods in which we and the acquired interests in vessels, as listed below, were both in operation and under the common control of Teekay Corporation, as follows:

•	Dania Spirit for April 1, 2003 to December 31, 2006;

•	European Spirit for September 26, 2003 to November 22, 2005;

•	African Spirit for November 10, 2003 to November 22, 2005;

•	Asian Spirit for January 5, 2004 to November 22, 2005; and

•	Granada Spirit for December 6, 2004 to May 9, 2005.

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
If the Marathon Oil Corporation / ConocoPhillips joint venture ceases to charter the Kenai LNG Carriers, Teekay Corporation will have the right to cause the conversion of the carriers to floating storage and re-gasification units (or FSRU). Teekay Corporation will initially pay conversion costs and will continue to pay the time charter rate, adjusted to reflect the lack of vessel operating expense. Upon delivery of the converted carrier, the Partnership will pay for the conversion cost, but will receive an increase in the charter rate to account for the capital expenditure. In addition, because Teekay Corporation is providing at least ten years of stable cash flow to the Partnership, Teekay Corporation will not have to offer any re-charter opportunity for the carriers and it will share in the profits of any future charter or FSRU project in excess of a specified rate of return for the Partnership. Teekay Corporation will have a right of refusal on any sale of the Kenai LNG Carriers to a third party.

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
RESULTS OF OPERATIONS
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance or will affect our future performance are listed below:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In November 2005, we acquired three Suezmax tankers and related long-term fixed rate time charter contracts from Teekay Corporation. In January 2007, we acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter. In December 2004, Teekay Spain sold the Granada Spirit to a subsidiary of Teekay Corporation and in May 2005, Teekay Corporation contributed the Granada Spirit to the Partnership.

These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, our statements of income for the years ended December 31, 2007, 2006 and 2005 reflect the results of operations of these five vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation, which were April 1, 2003 (Dania Spirit), and September 26, 2003, November 10, 2003, and January 4, 2004 (the three Suezmax tankers); and as if we had not sold the vessel to Teekay Corporation on December 6, 2004 (Granada Spirit).

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

•
Our financial results reflect the consolidation of Teekay Nakilat and reflect the sale and leaseback of the three RasGas II LNG Carriers. In May 2005, we entered into an agreement with Teekay Corporation to purchase its 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessor under 30-year capital lease arrangements on each of the three RasGas II LNG Carriers. Although the purchase occurred when the first of the three vessels began operations in October 2006, we were required to consolidate Teekay Nakilat in our consolidated financial statements commencing in May 2005, as Teekay Nakilat was a variable interest entity and we were its primary beneficiary. Please read Item 18 — Financial Statements: Note 12(k) — Related Party Transactions.

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

Subsidiaries of the Teekay Tangguh Joint Venture entered into a U.K. tax lease in December 2007. Upon delivery of the vessels, subsidiaries of the Teekay Tangguh Joint Venture will lease the vessels to Everest Leasing Company Limited (“Everest”) for a period of 20 years under a tax lease arrangement. Simultaneously, Everest will lease the vessels back to other subsidiaries of the Teekay Tangguh Joint Venture for a period of 20 years.

•
The size of our fleets has changed. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. We increased the size of our LNG carrier fleet from four carriers in 2005, to five carriers in 2006, and to seven carriers in 2007. We also acquired one LPG carrier in 2007. The size of our Suezmax tanker fleet was four Suezmax tankers during most of 2005 and was eight Suezmax tankers during most of 2006 and 2007. Please read “ — Results of Operations — Liquefied Gas Segment” and” — Suezmax Tanker Segment” below for further details about our vessel dispositions and deliveries.

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

Results of Operations
Year Ended December 31, 2007 versus Year Ended December 31, 2006
Liquefied Gas Segment
Our fleet includes seven LNG carriers (excluding the Kenai LNG Carriers we acquired April 1, 2008) and one LPG carrier. All of our LNG and LPG carriers operate under long-term, fixed-rate time charters. In addition, we expect our liquefied gas segment to increase due to the following:
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

We operated five LNG carriers during 2006. We took delivery of the following three RasGas II LNG Carriers: the Al Marrouna in October 2006; the Al Areesh in January 2007; and the Al Daayen in February 2007. As a result, our total calendar-ship-days increased by 52% to 2,862 days in 2007 from 1,887 days in 2006. We also acquired one LPG carrier, the Dania Spirit, in January 2007 from Teekay Corporation; however, as a result of the impact of the Dropdown Predecessor, it has been included for accounting purposes in our results as if it was acquired on April 1, 2003, when it was acquired by Teekay Corporation.

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

(in thousands of U.S. dollars, except revenue days,	Year Ended December 31,
calendar-ship-days and percentages)	2007	2006	% Change
		(restated)	(restated)

Voyage revenues	170,787	104,506	63.4
Voyage expenses	109	975	(88.8)

Net voyage revenues	170,678	103,531	64.9
Vessel operating expenses	32,293	20,140	60.3
Depreciation and amortization	45,470	33,220	36.9
General and administrative (1)	7,349	6,914	6.3

Income from vessel operations	85,566	43,257	97.8

Operating Data:
Revenue Days (A)	2,790	1,831	52.4
Calendar-Ship-Days (B)	2,862	1,887	51.7
Utilization (A)/(B)	97%	97%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
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
Net Voyage Revenues. Net voyage revenues increased during 2007 compared to 2006, primarily as a result of:
•	an increase of $59.8 million from the delivery of the RasGas II LNG Carriers;

•	an increase of $7.4 million due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year; and

•	an increase of $2.4 million due to the Catalunya Spirit being off-hire for 35.5 days during 2006 as described above;
partially offset by
•	a decrease of $2.0 million relating to 30.8 days of off-hire for a scheduled drydocking for one of our LNG carriers, the Hispania Spirit, during July 2007; and

•	a net decrease of $0.5 million due to the Madrid Spirit being off-hire, as discussed above.
Vessel Operating Expenses. Vessel operating expenses increased during 2007 compared to 2006, primarily as a result of:
•	an increase of $9.9 million from the delivery of the RasGas II LNG Carriers;

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

•	an increase of $0.9 million relating to higher salaries for crew and officers primarily due to general wage escalations, and higher insurance and repairs and maintenance costs; and

•	an increase of $0.8 million relating to the cost of the repairs completed on the Madrid Spirit during the second quarter of 2007 net of estimated insurance recoveries;
partially offset by
•	a relative decrease of $1.0 million from the cost of repairs completed on the Catalunya Spirit during the second quarter of 2006 net of estimated insurance recoveries.
Depreciation and Amortization. Depreciation and amortization increased during 2007 compared to 2006, primarily as a result of:
•	an increase of $11.6 million from the delivery of the RasGas II LNG Carriers; and

•	an increase of $0.8 million relating to amortization of drydock expenditures incurred during 2007.
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

(in thousands of U.S. dollars, except revenue days,	Year Ended December 31,
calendar-ship-days and percentages)	2007	2006	% Change
	(restated)	(restated)	(restated)

Voyage revenues	97,152	82,374	17.9
Voyage expenses	1,088	1,061	2.5

Net voyage revenues	96,064	81,313	18.1
Vessel operating expenses	24,167	20,837	16.0
Depreciation and amortization	20,031	19,856	0.9
General and administrative (1)	7,741	7,238	6.9

Income from vessel operations	44,125	33,382	32.2

Operating Data:
Revenue Days (A)	2,920	2,904	0.6
Calendar-Ship-Days (B)	2,920	2,920	—
Utilization (A)/(B)	100%	99%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
Net Voyage Revenues. Net voyage revenues increased during 2007 compared to 2006, primarily as a result of:
•
an increase of $15.0 million relating to the change in fair value of a derivative relating to the agreement between us and Teekay Corporation for the Toledo Spirit time charter contract. We have not designated this derivative as a hedge. As such, the changes in fair value are reflected in voyage revenues in our consolidated statements of income;

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
partially offset by
•
a decrease of $1.9 million from lower revenues earned by the Teide Spirit (the time charter for the Teide Spirit contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts).

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
Other Operating Results
General and Administrative Expenses. General and administrative expenses increased 6.3% to $15.1 million for 2007, from $14.2 million for 2006. This increase was primarily the result of additional ship management services provided by Teekay Corporation subsidiaries relating to the delivery of the RasGas II LNG Carriers.
Interest Expense. Interest expense increased 374.2% to $167.4 million for 2007, from $35.3 million for 2006. This increase was primarily the result of:
•	an increase of $75.5 million relating to the change in fair value of our interest rate swaps;

•
an increase of $33.3 million relating to the increase in capital lease obligations in connection with the delivery of the RasGas II LNG Carriers and a related increase in debt of Teekay Nakilat used to finance restricted cash deposits and repay advances from Teekay Corporation;

•
an increase of $26.8 million relating to additional debt of Teekay Nakilat (III) used by the RasGas 3 Joint Venture to fund shipyard construction installment payments (this increase in interest expense from debt is offset by a corresponding increase in interest income from advances to joint venture);

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

We have not designated our interest rate swaps as hedges and, as such, changes in fair value of the swaps are reflected in interest expense in our consolidated statements of income.
Interest Income. Interest income increased 582.3% to $88.7 million for 2007, from $13.0 million for 2006. Interest income primarily reflects change in fair value of our non-designated RasGas II defeasance deposit interest rate swaps and interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. These increases were primarily the result of:
•	an increase of $48.2 million relating to the change in fair value of our non-designated RasGas II defeasance deposit interest rate swaps;

•	an increase of $26.8 million relating to interest-bearing loans made by us to the RasGas 3 Joint Venture for shipyard construction installment payments;

•	an increase of $6.9 million relating to additional restricted cash deposits for the RasGas II LNG Carriers, which were funded by debt;

•	an increase of $1.1 million due to an increase in average cash balances during 2007 compared to 2006; and

•	an increase of $0.8 million due to the effect on our Euro-denominated deposits from the strengthening of the Euro against the U.S. Dollar during 2007 compared to 2006;
partially offset by
•
a decrease of $7.3 million resulting from the purchase in December 2006 of the Catalunya Spirit, which was on a capital lease prior to such purchase, and from scheduled capital lease repayments on the Madrid Spirit which were funded with restricted cash deposits.

We have not designated our interest rate swaps as hedges and, as such, changes in fair value of the swaps are reflected in interest income in our consolidated statements of income.
Foreign Currency Exchange Losses. Foreign currency exchange loss was $41.2 million for 2007 and $39.6 million for 2006. These foreign currency exchange losses, substantially all of which were unrealized, are due substantially to the relevant period-end revaluation of Euro-denominated term loans for financial reporting purposes. The losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation.
Other Income (Loss). Other loss increased from $0.4 million in 2006 to $1.4 million in 2007, primarily as a result of an increase of $0.8 in income tax expenses.
Year Ended December 31, 2006 versus Year Ended December 31, 2005
Liquefied Gas Segment
We operated four LNG carriers during 2005. We took delivery of a fifth LNG carrier, the Al Marrouna, in October 2006. We also acquired one LPG carrier, the Dania Spirit, in January 2007 from Teekay Corporation; however, as it is included as a Dropdown Predecessor, it has been included for accounting purposes in our results as if it was acquired on April 1, 2003, when it was acquired by Teekay Corporation. As a result, our total calendar-ship-days increased by 3.4%, from 1,825 days in 2005 to 1,887 days in 2006.
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

(in thousands of U.S. dollars, except revenue days,	Year Ended December 31,
calendar-ship- days and percentages)	2006	2005	% Change
	(restated)	(restated)	(restated)

Voyage revenues	104,506	102,424	2.0
Voyage expenses	975	72	1,254.2

Net voyage revenues	103,531	102,352	1.2
Vessel operating expenses	20,140	17,791	13.2
Depreciation and amortization	33,220	31,541	5.3
General and administrative (1)	6,914	5,442	27.0

Income from vessel operations	43,257	47,578	(9.1)

Operating Data:
Revenue Days (A)	1,831	1,795	2.0
Calendar-Ship-Days (B)	1,887	1,825	3.4
Utilization (A)/(B)	97%	98%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
Net Voyage Revenues. Net voyage revenues increased for 2006 compared to 2005, primarily as a result of:
•	an increase of $2.4 million from the delivery of the Al Marrouna; and

•	a relative increase of $0.8 million relating to 15.2 days of off-hire for scheduled drydocking during February 2005 for one of our LNG carriers, the Hispania Spirit;
partially offset by
•	a decrease of $2.4 million due to the Catalunya Spirit being off-hire for 35.5 days as described above.
Vessel Operating Expenses. Vessel operating expenses increased for 2006 compared to 2005, primarily as a result of:
•	an increase of $1.3 million from the delivery of the Al Marrouna;

•	an increase of $1.2 million from higher insurance, spares, consumables and maintenance costs in 2006; and

•	an increase of $0.5 million from the cost of the repairs completed on the Catalunya Spirit during the second quarter of 2006 in excess of estimated insurance recoveries;
partially offset by
•	a relative decrease of $0.8 million from repair and maintenance work (net of insurance proceeds) completed in 2005 on the Hispania Spirit .

Depreciation and Amortization. Depreciation and amortization increased for 2006 compared to 2005, primarily as a result of:
•	an increase of $0.7 million from the delivery of the Al Marrouna; and

•	an increase of $1.0 million from the amortization of drydock expenditures incurred during 2005 and 2006.
Suezmax Tanker Segment
During 2006 we operated eight Suezmax tankers, compared to approximately five Suezmax tankers in 2005. The results of our Suezmax tanker segment reflect the following fleet changes during 2005 and 2006:
•	the delivery of a Suezmax tanker newbuilding (the Toledo Spirit) in July 2005;

•
the sale of the Granada Spirit to Teekay Corporation in December 2004, in connection with a significant drydocking and re-flagging of the vessel, the contribution of this vessel to us on May 10, 2005, and the subsequent sale back to Teekay Corporation on May 26, 2005 (collectively, the Granada Spirit Transactions). However, as it is included as a Dropdown Predecessor, it has been included in our results from December 6, 2004 to May 9, 2005; and

•	the delivery and concurrent sale of a Suezmax tanker newbuilding (the Santiago Spirit) to Teekay Corporation in March 2005.
As a result, our total calendar-ship-days increased by 2.0% to 2,920 days in 2006 from 2,865 days in 2005.
We also acquired the African Spirit, the Asian Spirit and the European Spirit (collectively, the ConocoPhillips Tankers) from Teekay Corporation in November 2005; however, as they are included as Dropdown Predecessors, these vessels have been included for accounting purposes in our results of operations as if they were acquired upon their delivery to Teekay Corporation from the shipyard in late 2003 and early 2004.
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

(in thousands of U.S. dollars, except revenue days,	Year Ended December 31,
calendar-ship- days and percentages)	2006	2005	% Change
	(restated)	(restated)	(restated)

Voyage revenues	82,374	72,494	13.6
Voyage expenses	1,061	2,501	(57.6)

Net voyage revenues	81,313	69,993	16.2
Vessel operating expenses	20,837	19,464	7.1
Depreciation and amortization	19,856	19,163	3.6
General and administrative (1)	7,238	7,771	(6.9)

Income from vessel operations	33,382	23,595	41.5

Operating Data:
Revenue Days (A)	2,904	2,825	2.8
Calendar-Ship-Days (B)	2,920	2,865	1.9
Utilization (A)/(B)	99%	99%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Net Voyage Revenues. Net voyage revenues increased for 2006 compared to 2005, primarily as a result of:
•	an increase of $6.5 million from the delivery of the Toledo Spirit;
•
an increase of $5.6 million relating to the change in fair value of a derivative relating to the agreement between us and Teekay Corporation for the Toledo Spirit time charter contract. We have not designated this derivative as a hedge and, as such, the changes in fair value are reflected in voyage revenues in our consolidated statements of income;

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

•	a relative increase of $0.5 million relating to off-hire for scheduled drydocking for one of our Suemaz tankers during the fourth quarter of 2005;
partially offset by
•	a decrease of $4.7 million from the Granada Spirit Transactions;
•
a decrease of $0.6 million from revenues earned by the Teide Spirit (the time charter for the Teide Spirit contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts); and

•	a decrease of $0.3 million, from an additional 16 days of off-hire for one of our Suezmax tankers during February 2006 relating to a scheduled drydocking.
Vessel Operating Expenses. Vessel operating expenses increased for 2006 compared to 2005, primarily as a result of:
•	an increase of $1.5 million from the delivery of the Toledo Spirit in July 2005;

•	an increase of $0.5 million from the ConocoPhillips Tankers; and

•	an increase of $0.1 million from higher insurance, service and other operating costs in 2006;
partially offset by
•	a decrease of $1.0 million relating to the Granada Spirit Transactions.
Depreciation and Amortization. Depreciation and amortization increased for 2006 compared to 2005, primarily as a result of:
•	an increase of $1.5 million from the delivery of the Toledo Spirit; and
partially offset by
•	a decrease of $0.9 million from the Granada Spirit Transactions.
Other Operating Results
General and Administrative Expenses. General and administrative expenses increased 7.6% to $14.2 million for 2006, from $13.2 million for 2005. This increase was primarily the result of:
•
an increase of $2.2 million associated with services agreements we and certain of our subsidiaries entered into with subsidiaries of Teekay Corporation in connection with our initial public offering, and our acquisition of Teekay Nakilat; and

•
an increase of $0.6 million relating to (a) our adoption of the fair value recognition provisions of the Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment, using the “modified prospective” method and (b) vesting of units issued to non-employee directors;

partially offset by
•
a decrease of $1.0 million attributable to the operations of the ConocoPhillips Tankers incurred by Teekay Corporation that have been allocated to us as part of the results of the Dropdown Predecessor; and

•	a decrease of $0.7 million relating to legal costs associated with repayment of term loans and settlement of interest rate swaps made in connection with our initial public offering in 2005.
Interest Expense. Interest expense decreased 64.8% to $35.3 million for 2006, from $100.2 million for 2005. This decrease was primarily the result of:
•	a decrease of $72.5 million relating to the change in fair value of our interest rate swaps;

•	a decrease of $8.3 million resulting from the repayment of $337.3 million of term loans and the settlement of related interest rate swaps prior to our initial public offering in May 2005;

•
a decrease of $7.7 million attributable to the operations of the ConocoPhillips Tankers incurred by Teekay Corporation that have been allocated to the Partnership as part of the results of the Dropdown Predecessor;

•	a decrease of $7.3 million resulting from Teekay Corporation’s contribution to us of interest-bearing loans in connection with our initial public offering in May 2005; and
•
a decrease of $2.8 million resulting from scheduled debt repayments and capital lease payments during 2005 on two of our LNG vessels from restricted cash deposits (these LNG vessels were financed pursuant to Spanish tax lease arrangements, under which we borrowed under term loans and deposited the proceeds into restricted cash accounts and entered into capital leases for the vessels; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash);

partially offset by
•
an increase of $24.7 million from interest-bearing debt of Teekay Nakilat, which interest was capitalized prior to the January 2006 sale and leaseback transaction relating to the three RasGas II LNG Carriers;

•	an increase of $2.5 million relating to an increase in debt used to finance the Toledo Spirit;

•
an increase of $2.3 million from rising interest rates on our five Suezmax tanker lease obligations (however, under the terms of our time charter contracts for these vessels, we have corresponding increases in our charter payments, which are reflected as an increase to voyage revenues); and

We have not designated our interest rate swaps as hedges and, as such, changes in fair value of the swaps are reflected in interest expense in our consolidated statements of income.
Interest Income. Interest income decreased 44.0% to $13.0 million for 2006, from $23.2 million for 2005. Interest income primarily reflects change in fair value of our non-designated RasGas II defeasance deposit interest rate swaps and interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. These increases were primarily the result of:
•	a decrease of $25.8 million relating to the change in fair value of our non-designated RasGas II defeasance deposit interest rate swaps;

•	a decrease of $3.7 million resulting from scheduled capital lease repayments on two of our LNG carriers which were funded from restricted cash deposits; and

•	a relative decrease of $1.8 million for 2006, primarily from temporary investments held during 2005 and interest earned on overnight deposits in our bank accounts;
partially offset by
•	an increase of $19.8 million relating to additional restricted cash deposits which were primarily funded with the proceeds from the sale and leaseback of the three RasGas II LNG Carriers; and
Foreign Currency Exchange Gains (Losses). Foreign currency exchange losses were $39.6 million for 2006, compared to foreign currency exchange gains of $81.8 million for 2005. These foreign currency exchange gains and losses, substantially all of which were unrealized, are due substantially to the relevant period-end revaluation of Euro-denominated term loans for financial reporting purposes. The gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. The losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation.
Other Income (Loss). Other income (loss) decreased from a $14.1 million loss in 2005 to a $0.4 million loss in 2006. This decrease was primarily the result of:
•
a $7.4 million loss in 2005 that resulted from the settlement of interest rate swaps in April 2005 that were being used to hedge the interest rate risk on two of our term loans that were repaid at that time; and

•	a $7.5 million loss in 2005 from the write-off of capitalized loan costs relating to the two term loans we repaid in April 2005;
Liquidity and Capital Resources
Liquidity and Cash Needs
As at December 31, 2007, our cash and cash equivalents was $91.9 million (of which $54.4 million is only available to the Teekay Tangguh Joint Venture), compared to $29.3 million at December 31, 2006. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $522.9 million as at December 31, 2007, compared to $444.9 million as at December 31, 2006. This increase was primarily the result of the refinancing of the two Tangguh LNG Carriers in the Teekay Tangguh Joint Venture, as well as our follow-on public offering in May 2007 which generated net proceeds of $84.2 million, partially offset by prepayments of the long-term debt, the purchase of the Dania Spirit, and a partial repayment made on the promissory note due to Teekay Corporation for the purchase of Teekay Nakilat. Our liquidity decreased in April 2008 by $230 million as a result of the purchase of the two Kenai LNG Carriers.

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
We may need to use certain of our available liquidity or we may need to raise additional capital to finance existing commitments. We are required to purchase five of our Suezmax tankers, currently on capital lease arrangements, at various times from mid-2008 to 2011. We anticipate that we will purchase these tankers by assuming the outstanding financing obligations that relate to them. However, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. In addition, we are committed to acquiring Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture and its 40% interest in the RasGas 3 Joint Venture as well as acquiring the three Skaugen LPG Carriers. These additional purchase commitments, which occur in 2008 and 2009, total approximately $230.9 million. These purchases will be financed with one of our existing revolvers, incremental debt, surplus cash balances, issuance of additional common units, or combinations thereof. Please read Item 18 — Financial Statements: Note 14 Commitment and Contingencies.
Cash Flows. The following table summarizes our cash flow for the periods presented:

	Years Ended December 31,
(in thousands of U.S. dollars)	2007	2006
	(restated)	(restated)

Net cash flow from operating activities	114,461	84,009
Net cash flow from financing activities	631,384	(260,674)
Net cash flow from investing activities	(683,242)	169,998
Operating Cash Flows. Net cash flow from operating activities increased to $114.5 million for 2007, from $84.0 million for 2006, primarily reflecting the increase in operating cash flows from the delivery of the three RasGas II LNG Carriers, which commenced their 20-year fixed-rate charters in the fourth quarter of 2006 and the first quarter of 2007, and the timing of our cash receipts and payments, partially offset by the decrease in operating cash flows due to the increase in the operating expenses of our liquefied gas segment vessel. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel drydockings tends to be uneven between years.
Financing Cash Flows. Our investments in vessels and equipment have been financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $1,021.6 million and $325.7 million, respectively, for the years ended December 31, 2007 and 2006. From time to time we refinance our loans and revolving credit facilities. During 2007, we used these funds primarily to:
•	fund LNG newbuilding construction payments in the Teekay Tangguh Joint Venture and RasGas 3 Joint Venture;
•	partially repay the promissory note due to Teekay Corporation for the purchase of Teekay Nakilat;
•	fund the purchase of the Dania Spirit; and
•	fund restricted cash deposits for the RasGas II LNG Carriers.
During 2007, Teekay Nakilat (III) and Teekay Tangguh, variable interest entities for which we are the primary beneficiary, received $449.8 million and $207.1 million, respectively, of net proceeds from long-term debt and loaned these funds to the RasGas 3 Joint Venture and the Teekay Tangguh Joint Venture, respectively, to be used to fund LNG newbuilding construction payments. Please read Item 18 — Financial Statements: Note 14(a) — Commitments and Contingencies.
In January 2007, we acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18.5 million. The purchase was financed with one of our revolving credit facilities. Since this ownership interest was purchased from Teekay Corporation, a transaction between entities under common control, it has been accounted for at historical cost. Also, as this is included as a Dropdown Predecessor, it has been included for accounting purposes in our results as if it was acquired on April 1, 2003, when it was acquired by Teekay Corporation. The amount of the distribution paid to Teekay Corporation relating to the purchase of the Dania Spirit is reflected as a financing cash flow. Please read Item 18 — Financial Statements: Note 12(l) — Related Party Transactions and Note 17 — Restatement of Previously Issued Financial Statements.
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
Investing Cash Flows. During 2007, Teekay Nakilat (III), a variable interest entity for which we are the primary beneficiary, advanced $461.3 million to the RasGas 3 Joint Venture. These advances, which were used by the RasGas Joint Venture to fund LNG newbuilding construction payments, were primarily funded with long-term debt.

During 2007, we incurred $160.8 million in expenditures for vessels and equipment. These expenditures represent construction payments for the Teekay Tangguh Joint Venture’s two LNG carrier newbuildings.
During 2006, we acquired a 70% interest in Teekay Nakilat from Teekay Corporation for approximately $102.0 million, of which $26.9 million was paid in 2006. During 2007, we borrowed under our revolving credit facilities and paid the remaining $75.1 million towards the purchase price as discussed above. Since this ownership interest was purchased from Teekay Corporation, the transaction was between entities under common control, it has been accounted for at historical cost. Therefore the amount reflected as cash used in investing activities for this purchase represents the historical cost to Teekay Corporation. The excess of the purchase price over the contributed basis of Teekay Nakilat was $10.5 million and is reflected as a financing cash flow. Please read Item 18 — Financial Statements: Note 12(k) — Related Party Transactions.
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
Teekay Nakilat (III), a variable interest entity for which we are the primary beneficiary, has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2007, totaled $601.0 million. The $601.0 million represents 100% of the RasGas 3 term loan which was used to fund advances to the joint venture. Interest payments on the term loan are based on LIBOR plus a margin. The term loan reduces in quarterly payments commencing three months after delivery of each related vessel, with varying maturities through 2020. The term loan is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other collateral including an undertaking from Teekay Corporation. Upon transfer of the ownership of Teekay Nakilat (III) from Teekay Corporation to us, the rights and obligations of Teekay Corporation under the undertaking, may, upon the fulfillment of certain conditions, be transferred to us.
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
The weighted-average effective interest rate for our long-term debt outstanding at December 31, 2007 and 2006 was 5.5%. This rate does not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt. At December 31, 2007, the margins on our floating rate long-term debt ranged from 0.3% to 0.9%.
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
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at December 31, 2007:

			2009	2011
			and	and
	Total	2008	2010	2012	Beyond 2012
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1) (restated)	1,281.7	60.0	144.4	127.4	949.9
Commitments under capital leases (2)	236.8	135.9	16.9	84.0	—
Commitments under capital leases (3)	1,097.1	24.0	48.0	48.0	977.1
Advances from affiliates	41.0	0.6	—	—	40.4
Purchase obligations (4)	272.9	214.3	58.6	—	—

Total U.S. Dollar-denominated obligations	2,929.5	434.8	267.9	259.4	1,967.4

Euro-Denominated Obligations: (5)
Long-term debt (6)	444.0	11.5	25.5	239.1	167.9
Commitments under capital leases (2) (7)	206.9	35.6	76.7	94.6	—

Total Euro-denominated obligations	650.9	47.1	102.2	333.7	167.9

Totals	3,580.4	481.9	370.1	593.1	2,135.3

(1)
Excludes expected interest payments of $65.8 million (2008), $121.9 million (2009 and 2010), $109.2 million (2011 and 2012) and $288.6 million (beyond 2012). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at December 31, 2007, plus margins that ranged up to 0.9% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

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

(6)
Excludes expected interest payments of $22.2 million (2008), $42.6 million (2009 and 2010), $23.5 million (2011 and 2012) and $61.5 million (beyond 2012). Expected interest payments are based on EURIBOR at December 31, 2007, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar / Euro exchange rate as of December 31, 2007. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

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
Effect if Actual Results Differ from Assumptions. If we change our estimate of the next drydock date for a vessel, we will adjust our annual amortization of drydocking expenditures. Amortization expense of capitalized drydock expenditures for 2007, 2006 and 2005 were $2.7 million, $1.7 million, and $0.5 million. As at December 31, 2007 and 2006, our capitalized drydock expenditures were $6.9 million and $5.5 million, respectively.
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
Valuation of Derivative Financial Instruments
Description. Our risk management policies permit the use of derivative financial instruments to manage interest rate, foreign currency fluctuation risk and spot tanker market rate risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings. Changes in fair value of derivative financial instruments that are designated as cash flow hedges for accounting purposes are recorded in other comprehensive income and are reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective for accounting purposes, we will discontinue hedge accounting prospectively.
Judgments and Uncertainties. The fair value of our interest rate swaps is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of ourselves and the swap counterparties. The fair value of our derivative instrument relating to the agreement between us and Teekay Corporation for the Toledo Spirit time charter contract is the estimated amount that we would receive or pay to terminate the agreement in an arm’s length transaction under normal business conditions at the reporting date, based on the present value of our projection of future spot market rates, which has been derived from current spot market rates and long-term historical average rates. Inputs used to determine the fair value of our derivative instruments are observable either directly or indirectly in active markets.
Effect if Actual Results Differ from Assumptions. If our estimates of fair value are inaccurate, this could result in a material adjustment to the carrying amount of derivative asset or liability and consequently the change in fair value for the applicable period that would have been recognized in earnings or comprehensive income.
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
Recent Accounting Pronouncements
In March 2008, the FASB ratified a consensus opinion reached by the Emerging Issues Task Force (or EITF) on EITF Issue No. 07-4, Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share to Master Limited Partnerships (or EITF Issue No. 07-4). The guidance in EITF Issue No. 07-4 requires incentive distribution rights in a master limited partnership to be treated as participating securities for the purposes of computing earnings per share and provides guidance on how earnings should be allocated to the various partnership interests. The consensus in EITF Issue No. 07-4 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of EITF Issue No. 07-4 on our consolidated results of operations and financial condition.
In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on our consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160: Non-controlling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 160 on our consolidated results of operations and financial condition.
In September 2006, the FASB issued SFAS No. 157: Fair Value Measurements (or SFAS 157). This statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, and accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB delayed for one year the effective date of adoption with respect to certain non-financial assets and liabilities. The adoption of SFAS No. 157 did not have a material impact on the Partnership’s fair value measurements.
Item 6. Directors, Senior Management and Employees
The information included in Item 6 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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

Percentage of Total
		Percentage of		Percentage of	Common and
	Common Units	Common	Subordinated	Subordinated	Subordinated
Identity of Person or Group	Owned	Units Owned	Units Owned	Units Owned	Units Owned(3)
All executive officers, key employees and directors as a group (9 persons) (1) (2)	221,070	0.98%	—	—	0.59%

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
Item 7. Major Unitholders and Related Party Transactions
Except for certain information below in paragraphs (b) and (l) of “B. Related Party Transactions”, the information included in Item 7 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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

					Percentage of Total
		Percentage of		Percentage of	Common and
	Common Units	Common Units	Subordinated	Subordinated	Subordinated
Identity of Person or Group	Owned	Owned	Units Owned	Units Owned	Units Owned
Teekay Corporation (1)	8,734,572	38.8%	14,734,572	100.0%	63.0%
Neuberger Berman, Inc. and Neuberger Berman, LLC, as a group (2)	2,824,235	12.5%	—	—	7.6%

(1)	Excludes the 2% General Partner interest held by our General Partner, a wholly owned subsidiary of Teekay Corporation.

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
b)
We and certain of our subsidiaries have entered into services agreements with subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries have agreed to provide (a) certain non-strategic administrative services to us, (b) advisory, technical and administrative services that supplement existing capabilities of the employees of our operating subsidiaries and (c) strategic consulting and advisory services to our operating subsidiaries relating to our LNG business, unless the provision of those services would materially interfere with Teekay Corporation’s operations. These services are to be provided in a commercially reasonably manner and upon the reasonable request of our General Partner or our operating subsidiaries, as applicable. The Teekay Corporation subsidiaries that are parties to the services agreements may provide these services directly or may subcontract for certain of these services with other entities, including other Teekay Corporation subsidiaries. We pay a reasonable, arm’s-length fee for the services that includes reimbursement of the reasonable cost of any direct and indirect expenses the Teekay Corporation subsidiaries incur in providing these services. During 2007, 2006 and the period from May 10, 2005 to December 31, 2005, we incurred $5.8 million, $4.0 million and $1.1 million of costs under these agreements.

During the years ended December 31, 2007, 2006, and the periods from January 1 to May 9, 2005 and from May 10 to December 31, 2005, nil, $0.6 million, $0.8 million, and $0.9 million, respectively, of general and administrative expenses attributable to the operations of the Dania Spirit, Granada Spirit, and three Suezmax tankers were incurred by Teekay Corporation and have been allocated to the Partnership as part of the results of the Dropdown Predecessor.

During the years ended December 31, 2007, 2006, and the periods from January 1 to May 9, 2005 and from May 10 to December 31, 2005, nil, $0.9 million, $1.9 million, and $2.9 million, respectively, of interest expense attributable to the operations of the Dania Spirit, Granada Spirit, and the three Suezmax tankers was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.

c)
We reimburse our General Partner for all expenses necessary or appropriate for the conduct of our business. During 2007, 2006 and the period from May 10, 2005 to December 31, 2005, we incurred $0.8 million, $0.5 million, and $0.2 million of these costs, respectively.

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

m)
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest was awarded a contract to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. The remaining members of the consortium are Mitsui & Co., Ltd. and NYK Bulkship (Europe) which hold 34% and 33% ownership interests in the consortium, respectively. In accordance with the omnibus agreement, Teekay Corporation is contractually required to offer to us its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels.

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

Item 8. Financial Information
The information included in Item 8 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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
Significant Changes
Please read Item 18 — Financial Statements: Note 17 — Subsequent Events
Item 9. The Offer and Listing
The information included in Item 9 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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

Item 10. Additional Information
The information included in Item 10 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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

(j)
Contribution, Conveyance and Assumption Agreement. Pursuant to the agreement, on May 6, 2005, Teekay Corporation contributed all of the outstanding shares of Luxco, all but $54.9 million of notes receivable from Luxco, and all of the outstanding equity interests of Granada Spirit L.L.C (which owned the Suezmax tanker, the Granada Spirit) to us in connection with our initial public offering of common units on May 10, 2005. We subsequently repaid the $54.9 million note receivable.

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
Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:
•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
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
An allocation of items of our income, gain, loss, deduction or credit, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, which is credited with the fair market value of Adjusted Property, and “tax” capital account, which is credited with the tax basis of Adjusted Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:
•	the partner’s relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.
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
A unitholder must file a statement with the IRS identifying the treatment of any item on his U.S. federal income tax return that is not consistent with the treatment of the item on an information return that we file. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.
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
Certain elections, such as a qualified electing fund (or QEF) election or mark to market election, may be available to a unitholder if we were classified as a PFIC. If we determine that we are or will be a PFIC, we will provide unitholders with information concerning the potential availability of such elections.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
With the exception of the description of the accounting treatment of our derivative instruments and our RasGas joint ventures, the information included in Item 11 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. We have not applied hedge accounting to any of our interest rate swaps. Unrealized gains or losses relating to changes in fair value of our interest rate swaps are recognized in interest expense and/or interest income.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
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

	Expected Maturity Date							Fair Value
	2008	2009	2010	2011	2012	Thereafter	Total	Asset/(Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Variable Rate ($U.S.) (2) (restated)	33.5	55.7	38.8	38.8	38.8	780.7	986.3	(986.3)	5.8%
Variable Rate (Euro) (3) (4)	11.5	12.3	13.2	231.7	7.4	167.9	444.0	(444.0)	5.1%

Fixed-Rate Debt ($U.S.)	26.5	24.9	24.9	24.9	24.9	169.3	295.4	(282.1)	5.4%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.3%	5.4%

Capital Lease Obligations: (5) (6)
Fixed Rate ($U.S.) (7)	125.6	3.8	3.9	80.1	—	—	213.4	(213.4)	7.4%
Average Interest Rate (8)	8.8%	5.4%	5.4%	5.5%	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	4.6	11.3	17.9	18.4	18.9	669.7	740.8	(49.0)	5.5%
Average Fixed Pay Rate (2)	6.2%	5.7%	5.5%	5.5%	5.6%	5.5%	5.5%
Contract Amount (Euro) (4) (10)	11.5	12.3	13.2	231.7	7.4	167.9	444.0	33.6	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%

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
Spot Tanker Market Rate Risk
One of our Suezmax tankers, the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 18 years, although the charterer has the right to terminate the time charter 13 years after its July 2005 delivery date. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. At December 31, 2007, the fair value of this derivative liability was $16.0 million. During years ended December 31, 2007 and 2006, we incurred $1.9 million and $4.6 million, respectively, of amounts owing to Teekay Corporation as a result of this agreement. During the period from May 10, 2005 to December 31, 2005, we incurred $2.8 million of amounts owing to Teekay Corporation as a result of this agreement.
Item 12. Description of Securities Other than Equity Securities
The information included in Item 12 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
The information included in Item 13 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
None.
Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds
The information included in Item 14 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
We completed our initial public offering and follow-on public offerings during May 2005, November 2005, and May 2007, respectively. For information regarding the use of proceeds, please read Item 18 — Financial Statements: Note 2 — Public Offerings.
Item 15. Controls and Procedures
Restatement of Financial Statements
a.	Derivative Instruments and Hedging Activities
In August 2008, we commenced a review of our application of Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Our findings are as follows:
•
One of the requirements of SFAS No. 133 is that hedge accounting is appropriate only for those hedging relationships that a company expects will be highly effective in achieving offsetting changes in fair value or cash flows attributable to the risk being hedged. To determine whether transactions satisfy this requirement, companies must periodically assess the effectiveness of hedging relationships both prospectively and retrospectively. Based on our review, we concluded that the hedge effectiveness assessment that was conducted for certain of our interest rate swaps on the date of designation was not sufficient to conclude that the interest rate swaps would be highly effective, in accordance with the technical requirements of SFAS No. 133, in achieving offsetting changes in cash flows attributable to the risk being hedged.

•
To conclude that hedge accounting is appropriate, another requirement of SFAS No. 133 is that hedge documentation should specify the method that will be used to assess, retrospectively and prospectively, the hedging instrument’s effectiveness, and the method that will be used to measure hedge ineffectiveness. Documentation for certain of our interest rate swaps did not clearly specify the method to be used to measure hedge ineffectiveness.

•
Certain of our derivative instruments were designated as hedges when the derivative instruments had a non-zero fair value. However, this designation was not appropriate as we used certain methods of measuring ineffectiveness that are not allowed in the case of non-zero fair value derivatives.

•
One of our Suezmax tankers, the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that we would have earned had it traded the vessel in the spot tanker market. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable from the charterer as a result of spot rates being in excess of the fixed rate. Prior to April 2007, this agreement with Teekay Corporation was not accounted for as a derivative agreement subject to the provisions of SFAS No. 133, and after April 2007, the agreement did not qualify for hedge accounting treatment under SFAS No. 133.

Accordingly, although we believe each of these derivative instruments were and continue to be effective economic hedges, for accounting purposes we should have reflected the change in fair value of these derivative instruments as increases or decreases to the our net income (loss) on our consolidated statements of income, instead of being reflected as increases or decreases to accumulated other comprehensive income, a component of partners’ equity/stockholder deficit on our consolidated balance sheets and statements of changes in partners’ equity/stockholder deficit.
b.	Gross-up Presentation of RasGas 3 Joint Venture and Other
Subsequent to the release of our preliminary second quarter financial results, we reviewed and revised our financial statement presentation of debt and interest rate swap agreements related to our joint venture interests in the RasGas 3 LNG carriers. As a result, certain of our assets and liabilities have been grossed up for accounting presentation purposes. These adjustments, which do not affect our net income, cash flow, liquidity, cash distributions or partners’ equity in any period, are described below.
Through a wholly-owned subsidiary, which is a variable interest entity (or VIE) for us, Teekay Corporation owns a 40 percent interest in the four RasGas 3 LNG carriers. The joint venture partner, a wholly-owned subsidiary of Qatar Gas Transport Company, owns the remaining 60 percent interest. Both wholly-owned subsidiaries are joint and several co-borrowers with respect to the RasGas 3 term loan and related interest rate swap agreements. Previously, we recorded 40 percent of the RasGas 3 term loan and interest rate swap obligations in our financial statements. We have made adjustments to our balance sheet to reflect 100 percent of the RasGas 3 term loan and interest rate swap obligations, as well as offsetting increases in assets, for the fourth quarter of 2006 through the fourth quarter of 2007. We have also made adjustments to our statements of income to reflect 100 percent of the interest expense on the RasGas 3 term loan with an offsetting amount to interest income from our advances to the joint venture. These RasGas 3 adjustments do not result in any increase to our net exposure in this joint venture. We have also restated certain other items primarily related to accounting for the non-controlling interest in our joint venture and VIEs.

Note 17 of the notes to the consolidated financial statements in our 2007 Form 20-F/A Report contains the impact on the consolidated financial statements and additional information related to our restatement. As a result of the foregoing, we are restating herein our historical balance sheets as of December 31, 2007 and 2006; our statements of income, cash flows and partners’ equity/stockholder deficit for the years ending 2007, 2006, and 2005; and selected financial data as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003.
Management also has determined that control deficiencies relating to the preparation of hedge documentation and to the accounting for non-routine, complex financial structures and arrangements, which gave rise in part to this restatement, constituted material weaknesses in our internal control over financial reporting. In light of these material weaknesses, management:
•	Restated our results for the affected periods to reflect the changes in fair value of our derivative transactions as gains and losses through earnings;

•	Discontinued hedge accounting for all derivative transactions to which the restatement applied; and

•	Restated our accounting for RasGas 3 and non-controlling interest transactions described above.
Evaluation of Disclosure Controls and Procedures
In connection with the restatement, under the direction of the Chief Executive Officer and the Chief Financial Officer of our General Partner, we reevaluated the assessment of our disclosure controls and procedures. We identified the material weaknesses in our internal control over financial reporting relating to the preparation of hedge documentation and to the accounting for non-routine, complex financial structures and arrangements. Solely as a result of these material weaknesses, we, including the Chief Executive Officer and the Chief Financial Officer of our General Partner, have now concluded that our disclosure controls and procedures were not effective as of December 31, 2007.
In connection with this 2007 Form 20-F/A Report, we have again conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of our General Partner. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, including the remedial actions described below in “Remediation of a Material Weakness in Internal Control Over Financial Reporting,” as of November 28, 2008 our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports we file or furnish under the Securities and Exchange Act of 1934 is accumulated and communicated to our management, including the principal executive and principal financial officers of our General Partner, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Aside from the material weaknesses discussed below, during 2007 there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Remediation of Material Weaknesses in Internal Control Over Financial Reporting
We believe, as of the date of this filing, that we have fully remediated the material weaknesses in our internal control over financial reporting relating to the preparation of hedge documentation and to the accounting for non-routine, complex financial structures and arrangements. Our remediation actions included are:
•	Not applying hedge accounting to our derivative instruments.

•
Implementing a more rigorous process to determine the appropriate accounting treatment for complex accounting issues such as hedge accounting and non-routine financial structures and arrangements, including the engagement of appropriately qualified external expertise.

Management’s Annual Report on Internal Control over Financial Reporting (restated)
1.	Management of our General Partner is responsible for establishing and maintaining for us adequate internal controls over financial reporting.

2.
Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal controls over financial reporting includes those policies and procedures that a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors of our General Partnership; and c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

3.
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

4.
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

5.
Based on the evaluation, management of our General Partner believes that the documentation of controls and the design effectiveness of controls were appropriate. However, management of our General Partner believes that, as of December 31, 2007, the controls were not operating effectively to ensure that the accounting was appropriate for non-routine, complex financial structures and arrangements, and that hedge documentation requirements were met for certain derivative instruments, in accordance with generally accepted accounting principles. These control deficiencies resulted in an amendment of our Annual Report on Form 20-F for the year ended December 31, 2007, in order to restate the consolidated financial statements for 2007, 2006, and 2005; as well as a separate restatement of our financial statements for the first quarter of 2008. Accordingly, management of our General Partner has concluded that these control deficiencies constitute material weaknesses.

6.
In Management’s Report on Internal Control Over Financial Reporting included in our original Annual Report on Form 20-F for the year ended December 31, 2007, management of our General Partner concluded that we maintained effective internal control over financial reporting as of December 31, 2007. Solely as a result of these material weaknesses described above, management of our General Partner has revised its earlier assessment and has now concluded that our internal control over financial reporting relating to the preparation of hedge documentation and to the accounting for non-routine, complex financial structures and arrangements was not effective as of December 31, 2007, based on the criteria in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Accordingly, management of our General Partner has restated its report on internal control over financial reporting.

7.
Our independent auditors, Ernst & Young LLP, a registered public accounting firm has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Form 20-F/A.

Item 16A. Audit Committee Financial Expert
The information included in Item 16A in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
The board of directors of our General Partner has determined that director, Robert E. Boyd, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.
Item 16B. Code of Ethics
The information included in Item 16B in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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
Item 16C. Principal Accountant Fees and Services
The information included in Item 16C in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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

Item 16D. Exemptions from the Listing Standards for Audit Committees
The information included in Item 16D in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
Not applicable.
Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers
The information included in Item 16E in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
Not applicable.

PART III
Item 17. Financial Statements
The information included in Item 17 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.
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

15.1	Consent of Ernst & Young LLP, as independent registered public accounting firm, for Teekay LNG Partners L.P. and Teekay GP L.L.C.
15.2	Consolidated Balance Sheet of Teekay GP L.L.C. (restated)

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

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY LNG PARTNERS L.P.
	By:	Teekay GP L.L.C., its General Partner

Dated: November 28, 2008	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of
TEEKAY LNG PARTNERS L.P.
We have audited the accompanying consolidated balance sheets of Teekay LNG Partners L.P. (successor to Teekay Luxembourg S.a.r.l.) and subsidiaries (or the Partnership) as of December 31, 2007 and 2006, and the related consolidated statements of income for the years ended December 31, 2007, 2006 and 2005 aggregated as follows:
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay LNG Partners L.P. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.
As discussed in Note 17 to the accompanying consolidated financial statements, the Partnership has restated its financial statements for the years ended December 31, 2007, 2006 and 2005.
As discussed in Note 1 to the consolidated financial statements, on January 1, 2006, the Partnership adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.
As discussed in Note 1 to the consolidated financial statements, on January 1, 2007, the Partnership adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teekay LNG Partner L.P.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2008, except for paragraphs 5 through 7 of Management’s Annual Report on Internal Control over Financial Reporting (as restated), as to which the date is November 28, 2008, expressed an adverse opinion thereon.

Vancouver, Canada
March 12, 2008,	/s/ ERNST & YOUNG LLP
except for Note 17, as to which the date is November 28, 2008.	Chartered Accountants

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
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Partnership’s annual or interim financial statements will not be prevented or detected on a timely basis.
In its assessment management has identified material weaknesses in controls over its process of accounting for both derivative financial instruments and certain financing arrangements. These material weaknesses were considered in determining the nature, timing and extent of our audit tests applied in our audit of the 2007 financial statements, and this report does not affect our report dated March 12, 2008, except for Note 17, as to which the date is November 28, 2008, on those financial statements.
In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Teekay LNG Partners L.P. has not maintained effective internal control over financial reporting as of December 31, 2007 based on the COSO criteria.

Vancouver, Canada	/s/ Ernst & Young LLP
March 12, 2008, except for paragraphs 5 through 7 of Management’s	Chartered Accountants
Annual Report on Internal Control over Financial Reporting (as restated), as to which the date is November 28, 2008.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except unit and per unit data)

	Restated - Note 17
	Year Ended	Year Ended	January 1 to	May 10 to
	December 31,	December 31,	May 9,	December 31,
	2007	2006	2005	2005
	$	$	$	$

VOYAGE REVENUES (notes 12 and 13 )	267,939	186,880	67,575	107,343

OPERATING EXPENSES (note 12)
Voyage expenses	1,197	2,036	1,934	639
Vessel operating expenses	56,460	40,977	14,609	22,646
Depreciation and amortization	65,501	53,076	18,134	32,570
General and administrative	15,090	14,152	4,481	8,732

Total operating expenses	138,248	110,241	39,158	64,587

Income from vessel operations	129,691	76,639	28,417	42,756

OTHER ITEMS
Interest expense (notes 4, 8, and 13)	(167,370)	(35,298)	(48,568)	(51,663)
Interest income (note 13)	88,737	13,041	9,098	14,098
Foreign currency exchange (loss) gain (note 8)	(41,241)	(39,590)	52,295	29,523
Other (loss) income — net (note 10)	(1,414)	(429)	(17,159)	3,045

Total other items	(121,288)	(62,276)	(4,334)	(4,997)

Income before non-controlling interest	8,403	14,363	24,083	37,759
Non-controlling interest	16,739	(3,234)	—	—

Net income	25,142	11,129	24,083	37,759

Dropdown Predecessor’s interest in net (loss) income (note 1)	—	(123)	3,383	1,588
General partner’s interest in net income	9,752	1,542	—	6,229
Limited partners’ interest (note 16)
Net income	15,390	9,710	20,700	29,942
Net income per:
• Common unit (basic and diluted)	0.58	0.42	0.88	1.19
• Subordinated unit (basic and diluted)	0.27	0.07	0.88	0.71
• Total unit (basic and diluted)	0.45	0.27	0.88	0.97

Weighted-average number of units outstanding:
• Common units (basic and diluted)	21,670,958	20,238,567	8,734,572	16,382,987
• Subordinated units (basic and diluted)	14,734,572	14,734,572	14,734,572	14,734,572
• Total units (basic and diluted)	36,405,530	34,973,139	23,469,144	31,117,559

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	Restated - Note 17
	As at	As at
	December 31,	December 31,
	2007	2006
	$	$
ASSETS
Current
Cash and cash equivalents	91,891	29,288
Restricted cash — current (note 4)	26,662	55,009
Accounts receivable, including non-trade of $8,954 (2006 - $4,337)	10,668	8,167
Prepaid expenses	5,119	6,910
Other current assets	1,294	1,204
Advances to joint venture (note 12j)	7,512	—

Total current assets	143,146	100,578

Restricted cash — long-term (note 4)	652,567	615,749

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $89,090 (2006 - $64,560)	661,673	682,208
Vessels under capital leases, at cost, less accumulated depreciation of $74,441 (2006 - $42,604) (note 4)	934,058	654,022
Advances on newbuilding contracts (note 14)	240,773	379,432

Total vessels and equipment	1,836,504	1,715,662

Investment in and advances to joint venture (note 12j)	685,730	232,114
Advances to joint venture partner (note 6)	9,631	—
Other assets (note 13)	71,356	64,976
Intangible assets — net (note 5)	150,935	160,064
Goodwill (note 5)	39,279	39,279

Total assets	3,589,148	2,928,422

LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	8,604	5,484
Accrued liabilities (note 7)	22,271	13,599
Unearned revenue	5,462	6,708
Current portion of long-term debt (note 8)	71,509	30,435
Current obligation under capital leases (note 4)	150,791	150,762
Advances from affiliates and joint venture partners (note 6)	40,950	38,939

Total current liabilities	299,587	245,927

Long-term debt (note 8)	1,654,202	970,834
Long-term obligation under capital leases (note 4)	706,489	702,623
Advances from affiliates and joint venture partners (note 6)	—	67,428
Other long-term liabilities (note 13)	79,318	77,257

Total liabilities	2,739,596	2,064,069

Commitments and contingencies (notes 4, 12 and 14)
Non-controlling interest	141,378	161,163
Partners’ equity
Dropdown Predecessor equity (note 1)	—	19,740
Partners’ equity	708,174	683,450
Accumulated other comprehensive income (note 11)	—	—

Total partners’ equity	708,174	703,190

Total liabilities and partners’ equity	3,589,148	2,928,422

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Restated - Note 17
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	25,142	11,129	61,842
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 13)	(10,941)	(23,308)	28,931
Depreciation and amortization	65,501	53,076	50,704
Gain on sale of vessels	—	—	(186)
Deferred income tax expense	1,155	169	3,235
Foreign currency exchange loss (gain)	41,450	41,968	(87,198)
Equity based compensation	375	427	—
Loss on cancellation of interest rate swaps	—	—	7,820
Write-off of debt issuance costs	—	—	7,462
Non-controlling interest	(16,739)	3,234	—
Accrued interest and other — net	(263)	5,173	4,407
Change in non-cash working capital items related to operating activities (note 15)	12,505	(4,166)	2,554
Expenditures for drydocking	(3,724)	(3,693)	(3,865)

Net operating cash flow	114,461	84,009	75,706

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	1,021,615	325,683	353,166
Debt issuance costs	(5,345)	(7,130)	(628)
Distribution to Teekay Corporation for the purchase of three Suezmax tankers (notes 2 and 12f)	—	—	(180,000)
(Excess) deficit of purchase price over the contributed basis of Teekay Nakilat Holdings Corporation (note 12k)	(13,844)	3,295	—
Distribution to Teekay Corporation for the purchase of Dania Spirit LLC (note 12l)	(18,548)	—	—
Scheduled repayments of long-term debt	(30,870)	(8,655)	(9,546)
Scheduled repayments of capital lease obligations	(30,999)	(152,348)	(77,672)
Prepayments of long-term debt	(291,098)	(46,000)	(568,057)
Advances from affiliate	19,505	32,507	354,277
Repayment of advances from affiliate	(20,851)	(15,801)	(192,319)
Advances from joint venture partner	44,185	6,689	—
Prepayment of joint venture partner advances	(65,815)	(3,000)	—
Decrease (increase) in restricted cash	11,590	(333,072)	80,365
Cash distributions paid	(74,116)	(64,237)	(20,090)
Proceeds from issuance of common units — net of costs	85,975	(142)	259,289
Interest rate swap settlement costs	—	—	(143,295)
Equity distribution from Teekay Corporation	—	1,537	17,394

Net financing cash flow	631,384	(260,674)	(127,116)

INVESTING ACTIVITIES
Advances to joint venture	(461,258)	(111,779)	—
Expenditures for vessels and equipment	(160,757)	(1,037)	(202,315)
Purchase of Teekay Nakilat Holdings Corporation (note 12k)	(61,227)	(30,158)	—
Proceeds from sale of vessels and equipment	—	312,972	133,270

Net investing cash flow	(683,242)	169,998	(69,045)

Increase (decrease) in cash and cash equivalents	62,603	(6,667)	(120,455)
Cash and cash equivalents, beginning of the year	29,288	35,955	156,410

Cash and cash equivalents, end of the year	91,891	29,288	35,955

Supplemental cash flow information (note 15)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY/STOCKHOLDER DEFICIT
(in thousands of U.S. dollars and units)

	Restated - Note 17
	Stockholder
	Deficit
	(Predecessor	PARTNERS’ EQUITY
	and Dropdown	Limited Partners				General
	Predecessor)	Common		Subordinated		Partner	Total
	$	Units	$	Units	$	$	$
Balance as at December 31, 2004	(103,262)	—	—	—	—	—	(103,262)

Net change in parent’s equity in Dropdown Predecessor (notes 1 and 15)	5,491	—	—	—	—	—	5,491
Net income (January 1 to May 9, 2005)	24,083	—	—	—	—	—	24,083
Sale of the Santiago Spirit (note 12g)	(3,115)	—	—	—	—	—	(3,115)

Balance as at May 9, 2005	(76,803)	—	—	—	—	—	(76,803)

Equity contribution by Teekay Corporation (note 1)	105,417	8,734	192,753	14,735	325,203	10,570	633,943
Net change in parent’s equity in Dropdown Predecessor (notes 1 and 15)	125,729	—	—	—	—	—	125,729
Deemed distribution of derivative instrument by Teekay Corporation into Teekay Nakilat Holdings Corporation (note 12k)	—	—	(7,184)	—	(12,121)	(394)	(19,699)
Deemed distribution of derivative instrument by Teekay Corporation for Toledo derivative (note 13)	—	—	(8,290)	—	(13,986)	(455)	(22,731)
Proceeds from initial public offering of limited partnership interests, net of offering costs of $16,089 (note 2)	—	6,900	135,711	—	—	—	135,711
Proceeds from follow-on public offering of limited partnership interests, net of offering costs of $5,832 (note 2)		4,600	120,208	—	—	2,572	122,780
Issuance of units to non-employee directors (note 2)	—	4	—	—	—	—	—
Net income	1,588	—	19,446	—	10,496	6,229	37,759
Cash distributions	—	—	(10,137)	—	(9,551)	(402)	(20,090)
Purchase of three Suezmax tankers from Teekay Corporation (note 12f)	(152,188)	—	(10,045)	—	(16,946)	(821)	(180,000)

Balance as at December 31, 2005	3,743	20,238	432,462	14,735	283,095	17,299	736,599

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY/STOCKHOLDER DEFICIT
(in thousands of U.S. dollars and units)

	Restated - Note 17
	Stockholder
	Deficit
	(Predecessor	PARTNERS’ EQUITY
	and Dropdown	Limited Partners				General
	Predecessor)	Common		Subordinated		Partner	Total
	$	Units	$	Units	$	$	$
Balance as at December 31, 2005	3,743	20,238	432,462	14,735	283,095	17,299	736,599
Net change in parent’s equity in Dropdown Predecessor (notes 1 and 15)	16,120	—	—	—	—	—	16,120
Net (loss) income	(123)	—	8,461	—	1,249	1,542	11,129
Cash distributions	—	—	(36,430)	—	(26,522)	(1,285)	(64,237)
Offering costs from follow-on public offering of limited partnership interests	—	—	(143)	—	—	—	(143)
Equity based compensation (notes 1 and 2)	—	2	308	—	114	5	427
Purchase of Teekay Nakilat Holdings Corporation from Teekay Corporation (note 12k)	—	—	1,190	—	2,008	97	3,295

Balance as at December 31, 2006	19,740	20,240	405,848	14,735	259,944	17,658	703,190

Net income	—	—	11,393	—	3,997	9,752	25,142
Cash distributions	—	—	(42,616)	—	(29,248)	(2,252)	(74,116)
Proceeds from follow-on public offering of units, net of offering costs of $3.5 million (note 2)	—	2,300	84,185	—	—	1,790	85,975
Price adjustment of Teekay Nakilat Holdings Corporation (note 12k)	—	—	(5,000)	—	(8,435)	(409)	(13,844)
Equity based compensation (notes 1 and 2)	—	—	218	—	149	8	375
Purchase of Dania Spirit LLC from Teekay Corporation (note 12l)	(19,740)	—	431	—	726	35	(18,548)

Balance as at December 31, 2007	—	22,540	454,459	14,735	227,133	26,582	708,174

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
As required by Statement of Financial Accounting Standards (or SFAS) No. 141, the Partnership accounts for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting prescribed by SFAS No. 141 for such transfers is similar to pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were under common control of Teekay Corporation and had began operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired are retroactively adjusted to include the results of these vessels during the periods under common control of Teekay Corporation.
In November 2005, the Partnership acquired three Suezmax tankers and related long-term fixed rate time charter contracts from Teekay Corporation. In January 2007, the Partnership acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter. In December 2004, Teekay Spain sold the Granada Spirit to a subsidiary of Teekay Corporation and in May 2005, Teekay Corporation contributed the Granada Spirit to the Partnership. These transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s balance sheets as at December 2006 and 2005, and the statements of income, cash flows and changes in partners’ equity/stockholder deficit for the years ended December 31, 2007, 2006 and 2005 reflect these five vessels, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired them when each respective vessel began operations under the ownership of Teekay Corporation, which was April 1, 2003 (Dania Spirit), and September 26, 2003, November 10, 2003, and January 4, 2004 (the three Suezmax tankers); and as if we had not sold the vessel to Teekay Corporation on December 6, 2004 (Granada Spirit). The acquisition of the three LNG carriers (RasGas II LNG Carriers) by the Partnership, through the acquisition of the shares held by Teekay Corporation of Teekay Nakilat Holdings Corporation (or Teekay Nakilat), occurred on the date the first vessel was delivered to Teekay Nakilat from the shipyard.
The consolidated financial statements reflect the combined consolidated financial position, results of operations and cash flows of the Predecessor and its subsidiaries, including the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to each specific vessel. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Predecessor’s or Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for each of the periods presented. In addition, if any of the Predecessor, its subsidiaries and the Dropdown Predecessor were capitalized in part with non-interest bearing loans from Teekay Corporation and its subsidiaries, these intercompany loans were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the Predecessor and the Dropdown Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the Predecessor and the Dropdown Predecessor.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Luxco and its subsidiaries, which includes Teekay Spain and the Dropdown Predecessor, for periods prior to May 10, 2005. The results for the periods prior to May 10, 2005 reflect the comprehensive revaluation of all assets (including intangible assets and goodwill) and liabilities of Teekay Spain at their fair values on the date of acquisition. For periods subsequent to May 10, 2005, the consolidated financial statements include the accounts of Teekay LNG Partners L.P., its subsidiaries (which include, among others, Luxco and Teekay Spain) and the Dropdown Predecessor, and Teekay Nakilat Holdings Corporation (or Teekay Nakilat), a variable interest entity up to October 31, 2006. Also included since November 1, 2006 are Teekay Tangguh Holdings Corporation (or Teekay Tangguh) and Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), both of which are variable interest entities for which the Partnership is the primary beneficiary (see Note 14). The transfer to the Partnership of the shares of and notes receivable from Luxco and equity interests of Granada Spirit L.L.C. represented a reorganization of entities under common control and, consequently, was recorded at historical cost. The book value of these assets on their transfer was $633.9 million. Significant intercompany balances and transactions have been eliminated upon consolidation.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The accompanying consolidated financial statements have been restated. The nature of the restatements and the effect on the consolidated financial statement line items is discussed in Note 17 of the notes to consolidated financial statements. In addition, certain disclosures in the following notes have been restated to be consistent with the consolidated financial statements.
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
Cash and cash equivalents
The Partnership classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents. Included in cash and cash equivalents is $54.7 million relating to the variable interest entities (see Note 14).
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
Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers, 30 years for LPG carriers and 35 years for LNG carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years, 30 years, or 35 years, respectively. Depreciation of vessels and equipment (including depreciation attributable to the Dropdown Predecessor) for the years ended December 31, 2007 and 2006, for the periods from May 10, 2005 to December 31, 2005 and from January 1, 2005 to May 9, 2005, aggregated $53.7 million, $42.2 million, $26.4 million and $14.6 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.
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

Generally, the Partnership drydocks each LNG and LPG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on the Partnership’s LNG and LPG carriers between the second and third year of the five-year drydocking period. The Partnership capitalizes a substantial portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Partnership expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures (including amortization attributable to the Dropdown Predecessor) for the periods from the years ended December 31, 2007 and 2006, and for the periods from May 10, 2005 to December 31, 2005 and from January 1, 2005 to May 9, 2005, aggregated $2.7 million, $1.8 million, $0.3 million and $0.2 million, respectively.

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

Investment in joint venture

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

Derivative instruments

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying Consolidated Balance Sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership currently does not apply hedge accounting to its derivative instruments.

However, when a derivative is designated as a cash flow hedge, the Partnership formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Partnership does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold or repaid.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in partners’ equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from partners’ equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings. If a cash flow hedge is terminated and the originally hedged items is still considered possible of occurring, the gains and losses initially recognized in partners’ equity remain there until the hedged item impacts earnings at which point they are transferred to the corresponding earnings line item (i.e. interest expense). If the hedged items are no longer possible of occurring, amounts recognized in partners’ equity are immediately transferred to earnings.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
For derivative financial instruments that are not designated or that do not qualify as hedges under SFAS No. 133, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated interest rate swaps related to long-term debt or capital lease obligations are recorded in interest expense. Gains and losses from the Partnership’s interest rate swaps related to restricted cash deposits are recorded in interest income. Gains and losses related to the Partnership’s agreement with Teekay Corporation for the Toledo Spirit are recorded in voyage revenues.
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
Recent Accounting Pronouncements
In March 2008, the FASB ratified a consensus opinion reached by the Emerging Issues Task Force (or EITF) on EITF Issue No. 07-4, Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share to Master Limited Partnerships (or EITF Issue No. 07-4). The guidance in EITF Issue No. 07-4 requires incentive distribution rights in a master limited partnership to be treated as participating securities for the purposes of computing earnings per share and provides guidance on how earnings should be allocated to the various partnership interests. The consensus in EITF Issue No. 07-4 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of EITF Issue No. 07-4 on its consolidated results of operations and financial condition.
In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its consolidated results of operations and financial condition.
In December 2007, the FASB issued SFAS No. 160: Non-controlling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its consolidated results of operations and financial condition.
In September 2006, the FASB issued SFAS No. 157: Fair Value Measurements (or SFAS 157). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, and accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB delayed for one year the effective date of adoption with respect to certain non-financial assets and liabilities. The adoption of SFAS No. 157 did not have a material impact on the Partnership’s fair value measurements.
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

	Year Ended	Year Ended
	December 31,	December 31,	January 1 to	May 10 to
(U.S. dollars in millions)	2007	2006	May 9, 2005	December 31, 2005
	(restated)	(restated)	(restated)	(restated)
Ras Laffan Liquefied Natural Gas Company Ltd.(2)	$62.1 or 23%	$2.6 or 1.4%	—	—
Compania Espanola de Petroleos, S.A.(1)	$54.5 or 20%	$54.5 or 29%	$15.2 or 23%	$29.1 or 27%
Repsol YPF, S.A.(2)	$50.0 or 19%	$49.6 or 27%	$16.8 or 25%	$31.4 or 29%
Gas Natural SDG, S.A.(2)	$29.2 or 11%	$24.1 or 13%	$9.8 or 15%	$16.5 or 15%
ConocoPhillips (1)	$28.8 or 11%	$28.8 or 15%	$10.1 or 15%	$18.2 or 17%
Union Fenosa Gas, S.A.(2)	$24.2 or 9%	$23.3 or 13%	$8.3 or 12%	$14.9 or 14%

(1)	Suezmax tanker segment.

(2)	Liquefied gas segment.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following tables include results for these segments for the years presented in these financial statements.

	Year Ended December 31, 2007
		Suezmax
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$
	(restated)	(restated)	(restated)

Voyage revenues	170,787	97,152	267,939
Voyage expenses	109	1,088	1,197
Vessel operating expenses	32,293	24,167	56,460
Depreciation and amortization	45,470	20,031	65,501
General and administrative (1)	7,349	7,741	15,090

Income from vessel operations	85,566	44,125	129,691

Equity loss (2)	(130)	—	(130)
Investment in and advances to joint venture (2)	693,242	—	693,242
Total assets at December 31, 2007	3,069,427	410,749	3,480,176
Expenditures for vessels and equipment (3)	160,259	498	160,757

	Year Ended December 31, 2006
		Suezmax
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$
	(restated)	(restated)	(restated)

Voyage revenues	104,506	82,374	186,880
Voyage expenses	975	1,061	2,036
Vessel operating expenses	20,140	20,837	40,977
Depreciation and amortization	33,220	19,856	53,076
General and administrative (1)	6,914	7,238	14,152

Income from vessel operations	43,257	33,382	76,639

Equity loss (2)	(38)	—	(38)
Investment in and advances to joint venture (2)	232,114	—	232,114
Total assets at December 31, 2006	2,452,495	430,358	2,882,853
Expenditures for vessels and equipment (3)	1,030	7	1,037

	January 1 to May 9, 2005			May 10 to December 31, 2005
	Liquefied	Suezmax		Liquefied	Suezmax
	Gas	Tanker		Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)

Voyage revenues	36,559	31,016	67,575	65,865	41,478	107,343
Voyage expenses	49	1,885	1,934	23	616	639
Vessel operating expenses	6,797	7,812	14,609	10,994	11,652	22,646
Depreciation and amortization	11,162	6,972	18,134	20,379	12,191	32,570
General and administrative (1)	1,737	2,744	4,481	3,705	5,027	8,732

Income from vessel operations	16,814	11,603	28,417	30,764	11,992	42,756

Total assets at December 31, 2005	—	—	—	1,742,319	448,525	2,190,844
Expenditures for vessels and equipment (3)	—	44,270	44,270	138,462	19,583	158,045

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	Prior to 2006, the Partnership did not have investments in joint ventures.

(3)	Excludes non-cash investing activities (see Note 15)
A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	December 31,	December 31,
	2007	2006
	$	$
	(restated)	(restated)

Total assets of the liquefied gas segment	3,069,427	2,452,495
Total assets of the Suezmax tanker segment	410,749	430,358
Cash and cash equivalents	91,891	29,288
Accounts receivable, prepaid expenses and other assets	17,081	16,281

Consolidated total assets	3,589,148	2,928,422

4.	Leases and Restricted Cash
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

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
All intangible assets were recognized on April 30, 2004. Amortization expense of intangible assets is as follows:

January 1	January 1	January 1	May 10
to	to	to	to
December 31,	December 31,	May 9,	December 31,
2007	2006	2005	2005
$	$	$	$
9,130	9,130	3,369	5,895
Amortization of intangible assets for the five fiscal years subsequent to December 31, 2007 is expected to be $9.1 million per year.
The carrying amount of goodwill as at December 31, 2007 and 2006 for the Partnership’s reporting segments are as follows:

Suezmax
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$
Balance as at December 31, 2007 and 2006	35,631	3,648	39,279

6.	Advances to and from Affiliates and Joint Venture Partners

	December 31, 2007	December 31, 2006
	$	$
	(restated)	(restated)

Advances to QGTC Nakilat (1643-6) Holdings Corporation (non-interest bearing and unsecured) (2)	9,631	—

Advances from Teekay Corporation (non-interest bearing and unsecured)	—	62,680
Advances from BLT LNG Tangguh Corporation (non-interest bearing and unsecured) (1)	615	615
Advances from Qatar Gas Transport Company Ltd. (Nakilat) (non-interest bearing and unsecured)	—	3,689
Advances from QGTC Nakilat (1643-6) Holdings Corporation (non-interest bearing and unsecured) (2)	—	444
Other (non-interest bearing and unsecured)	40,335	38,939

Total advances from affiliates and joint venture partners	40,950	106,367

(1)	Please see Note 12i.

(2)	Please see Note 12j.
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

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
8.	Long-Term Debt

	December 31, 2007	December 31, 2006
	$	$
	(restated)	(restated)

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	10,000	43,000
U.S. Dollar-denominated Term Loans due through 2019	446,435	360,661
U.S. Dollar-denominated Term Loans due through 2020 (variable interest entities)(1)	808,138	151,145
U.S. Dollar-denominated Unsecured Loan (variable interest entities)(1)	1,144	—
U.S. Dollar-denominated Unsecured Demand Loan	16,002	35,144
Euro-denominated Term Loans due through 2023	443,992	411,319

Total	1,725,711	1,001,269
Less current portion	36,844	30,435
Less current portion (variable interest entities)(1)	34,665	—

Total	1,654,202	970,834

(1)	As at December 31, 2007, long-term debt related to newbuilding vessels to be delivered was $809.3 million (2006 — $357.0 million).
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
Teekay Nakilat (III) owns a 40% interest in Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture). The RasGas 3 Joint Venture owns four LNG newbuilding carriers, scheduled for delivery during 2008, and the related 25-year fixed-rate, time-charter contracts. On November 1, 2006, the Partnership agreed to purchase Teekay Corporation’s 100% interest in Teekay Nakilat (III), which caused the Partnership to become the primary beneficiary of this variable interest entity (see Notes 12j and 14a). Teekay Nakilat (III) has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2007, totaled $601.0 million and represents 100% of the RasGas 3 term loan which was used to fund advances on similar terms and conditions to the joint venture. Interest payments on the term loan are based on LIBOR plus a margin. The term loan requires quarterly payments commencing three months after delivery of each related vessel, with varying maturities through 2020. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral including an undertaking from Teekay Corporation. Upon transfer to the Partnership of Teekay Corporation’s 100% ownership interest in Teekay Nakilat (III), the rights and obligations of Teekay Corporation under the undertaking, may, upon the fulfillment of certain conditions, be transferred to the Partnership.
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
The weighted-average effective interest rates for the Partnership’s long-term debt outstanding at December 31, 2007 and 2006 was 5.5%. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to hedge certain of its floating-rate debt (see Note 13). At December 31, 2007, the margins on the Partnership’s long-term debt ranged from 0.3% to 0.9%.
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
The aggregate annual long-term debt principal repayments required for periods subsequent to December 31, 2007 are $71.5 million (2008), $93.0 million (2009), $76.9 million (2010), $295.4 million (2011), $71.1 million (2012) and $1,117.8 million (thereafter).
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
Advances to joint venture - The fair value of the Partnership’s advances to joint venture approximate their carrying amounts reported in the accompanying consolidated balance sheets.
Long-term debt - The fair values of the Partnership’s fixed-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.
Advances to and from affiliates and joint venture partners - The fair value of the Partnership’s advances to and from affiliates and joint venture partners approximate their carrying amounts reported in the accompanying consolidated balance sheets.
Interest rate swap agreements - The fair value of the Partnership’s interest rate swaps, used for economic hedging purposes, is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates.
Other derivative - The Partnership’s other derivative agreement is between Teekay Corporation and the Partnership and relates to hire payments under the time-charter contract for the Toledo Spirit (see Note 12h). The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of the Partnership’s projection of future spot market rates, which has been derived from current spot market rates and long-term historical average rates.
The estimated fair value of the Partnership’s financial instruments is as follows:

	December 31, 2007		December 31, 2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	$	$	$	$
	(restated)	(restated)	(restated)	(restated)

Cash and cash equivalents and restricted cash	771,120	771,120	700,046	700,046
Advances to joint venture	622,909	622,909	152,020	152,020
Long-term debt (note 8)	(1,725,711)	(1,712,456)	(1,001,269)	(998,536)
Advances to and from affiliates and joint venture partners (note 6)	(40,950)	(40,950)	(106,367)	(106,367)
Interest rate swap agreements — assets (note 13)	33,594	33,594	34,569	34,569
Interest rate swap agreements — liabilities (note 13)	(63,301)	(63,301)	(47,729)	(47,729)
Other derivative (note 13)	(15,952)	(15,952)	(30,088)	(30,088)

The Partnership transacts all of its derivative instruments through investment-grade-rated financial institutions at the time of the transaction and requires no collateral from these institutions.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
10.	Other (Loss) Income — Net

	January 1	January 1	January 1	May 10
	to	to	to	to
	December 31,	December 31,	May 9,	December 31,
	2007	2006	2005	2005
	$	$	$	$
	(restated)	(restated)	(restated)	(restated)
Loss on cancellation of interest rate swaps	—	—	(7,820)	—
Gain on sale of assets	—	—	—	186
Write-off of capitalized loan costs	—	—	(7,462)	—
Income tax (expense) recovery	(1,155)	(375)	(2,339)	3,048
Miscellaneous	(259)	(54)	462	(189)

Other (loss) income — net	(1,414)	(429)	(17,159)	3,045

11.	Comprehensive Income

	January 1	January 1	January 1	May 10
	to	to	to	to
	December 31,	December 31,	May 9,	December 31,
	2007	2006	2005	2005
	$	$	$	$
	(restated)	(restated)	(restated)	(restated)
Net income and comprehensive income	25,142	11,129	24,083	37,759

As at December 31, 2007 and 2006, the Partnership’s accumulated other comprehensive income was nil.

12.	Related Party Transactions
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

During the years ended December 31, 2007, 2006, and the periods from January 1 to May 9, 2005 and from May 10 to December 31, 2005, nil, $0.6 million, $0.8 million, and $0.9 million, respectively, of general and administrative expenses attributable to the operations of the Dania Spirit, Granada Spirit, and three Suezmax tankers were incurred by Teekay Corporation and have been allocated to the Partnership as part of the results of the Dropdown Predecessor.

During the years ended December 31, 2007, 2006, and the periods from January 1 to May 9, 2005 and from May 10 to December 31, 2005, nil, $0.9 million, $1.9 million, and $2.9 million, respectively, of interest expense attributable to the operations of the Dania Spirit, Granada Spirit, and the three Suezmax tankers was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.

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

h)
The Partnership’s Suezmax tanker, the Toledo Spirit, which was delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the fixed hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 18 years, although the charterer has the right to terminate the time charter 13 years after the July 2005 delivery date. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charter party as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. During the years ended December 31, 2007 and 2006, the Partnership incurred $1.9 million and $4.6 million respectively, of amounts owing to Teekay Corporation as a result of this agreement. During the period from May 10, 2005 to December 31, 2005, the Partnership incurred $2.8 million of amounts owing to Teekay Corporation as a result of this agreement (see notes 9 and 13).

i)
In July 2005, Teekay Corporation announced that it had been awarded long-term, fixed-rate contracts to charter two LNG carriers to the Tangguh LNG project in Indonesia. The two LNG carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Corporation entered into this project with a joint venture partner (BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Tanker Tbk), which owns a 30% interest in the Teekay Tangguh Joint Venture. All amounts below include the joint venture partner’s 30% share. In connection with this award, Teekay Corporation has exercised shipbuilding options with Hyundai Heavy Industries Co. Ltd. to construct the two 155,000 cubic meter Tangguh LNG Carriers at a total delivered cost of approximately $376.9 million, excluding capitalized interest. As at December 31, 2007 payments made towards these commitments by the joint venture company totaled $229.6 million, excluding $11.2 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for the remaining $147.3 million unpaid cost of these LNG carriers. As at December 31, 2007, the remaining payments required to be made under these newbuilding contracts were $111.2 million in 2008 and $36.1 million in 2009. The charters will commence upon vessel deliveries, which are scheduled for delivery in November 2008 and January 2009. Pursuant to the omnibus agreement, Teekay Corporation was required to offer its 70% ownership interest in the Teekay Tangguh Joint Venture to the Partnership. On November 1, 2006, the Partnership agreed to acquire this 70% ownership interest upon delivery of the first LNG carrier (see note 14a). The purchase price (net of assumed debt), which depends upon the total construction costs of the vessels, is estimated to be approximately $80.3 million.

j)
In August 2005, Teekay Corporation announced that it had been awarded long-term, fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options exercisable by the customer to extend up to an additional 10 years), scheduled to commence in the first half of 2008. Teekay Corporation entered into the project with a joint venture partner QGTC Nakilat (1643-6) Holdings Corporation (or QGTC 3), which owns a 60% interest in the RasGas 3 Joint Venture. In connection with this award, Teekay Corporation has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers (or the RasGas 3 LNG Carriers) at a total cost of approximately $1.0 billion, excluding capitalized interest. As at December 31, 2007, payments made towards these commitments by the joint venture company totaled $801.3 million, excluding capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for all the remaining $200.3 million unpaid cost of these LNG carriers. As at December 31, 2007, the remaining payments required to be made under these newbuilding contracts (including the joint venture partners’ 60% share) were $200.3 million and are due in 2008. Pursuant to the omnibus agreement, Teekay Corporation was required to offer its 40% ownership interest in the RasGas 3 Joint Venture to the Partnership. On November 1, 2006, the Partnership agreed to acquire this 40% ownership interest upon delivery of the first LNG carrier (see note 14a). The purchase price (net of assumed debt), which depends upon the total construction costs of the vessels, is estimated to be $104.7 million.

Teekay Nakilat (III) and QGTC 3 are joint and several borrowers with respect to the RasGas 3 term loan and interest rate swap obligations. As a result, the Partnership has reflected on its balance sheet 100 percent of the RasGas 3 term loan and interest rate swap obligations rather than only 40% of such amounts. The loan and the swap obligations are reflected as advances to joint venture and advances to and from joint venture partner, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
k)
On October 31, 2006, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat Holdings Corporation (or Teekay Nakilat Holdings). Teekay Nakilat Holdings owns 70% of Teekay Nakilat, which in turn has a 100% interest as the lessee under capital leases relating to the three RasGas II LNG Carriers. The final purchase price for the 70% interest in Teekay Nakilat was $102.0 million. The Partnership paid $26.9 million of this amount during 2006 and $75.1 million during 2007. This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets of $10.5 million was accounted for as an equity distribution to Teekay Corporation. The purchase occurred upon the delivery of the first LNG carrier. The remaining two LNG carriers were delivered during the first quarter of 2007.

In December 2005, Teekay Corporation contributed an interest rate swap into Teekay Nakilat Corporation with a value of ($19.7) million and is accounted for as a deemed distribution by the Partnership.

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

The Partnership uses derivative instruments in accordance with its overall risk management policy. At December 31, 2007, the fair value of the derivative liability relating to the agreement between the Partnership and Teekay Corporation for the Toledo Spirit time charter contract was $16.0 million. Unrealized mark-to-market gains (losses) included in voyage revenues related to the this agreement were $14.1 million, $(0.9) million, nil, and $(6.5) million, respectively, for the years ended December 31, 2007 and 2006, and for the periods from January 1, 2005 to May 9, 2005 and from May 10, 2005 to December 31, 2005. The agreement was entered into in May 2005 and was valued as a liability of $22.7 million and is accounted for as a deemed distribution by the Partnership.

The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings or restricted cash deposits. The net gain or loss on the Partnership’s interest rate swaps has been reported in interest expense (economic hedges of USD LIBOR denominated borrowings) and interest income (USD LIBOR denominated restricted cash deposits) in the consolidated statements of income. Unrealized gains (losses) related to interest rate swaps included in interest expense were $(25.5) million, $50.0 million, $(8.1) million, and $(20.9) million, respectively, for the years ended December 31, 2007 and 2006, and for the periods from January 1, 2005 to May 9, 2005 and from May 10, 2005 to December 31, 2005. Unrealized gains (losses) related to interest rate swaps included in interest income were $22.3 million, $(25.8) million, nil, and nil, respectively, for the years ended December 31, 2007 and 2006, and for the periods from January 1, 2005 to May 9, 2005 and from May 10, 2005 to December 31, 2005. As at December 31, 2007, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Principal	Asset	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	508,557	(860)	29.1	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	230,753	(28,785)	11.2	6.2
U.S. Dollar-denominated interest rate swaps (restated)(3)	LIBOR	750,000	(29,746)	12.2	5.1
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	481,469	(3,910)	29.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(4)	EURIBOR	443,992	33,594	16.5	3.8

(1)	Excludes the margins the Partnership pays on its floating-rate debt, which, at December 31, 2007 ranged from 0.3% to 0.9% (see Note 8).

(2)	Principal amount reduces quarterly upon delivery of each LNG newbuilding.

(3)
Interest rate swaps are held in Teekay Tangguh and Teekay Nakilat (III), variable interest entities in which the Partnership is the primary beneficiary. Inception dates of swaps are 2006 ($400.0 million), 2007 ($100.0 million) and 2009 ($250.0 million).

(4)	Principal amount reduces monthly to 70.1 million Euros ($102.3 million) by the maturity dates of the swap agreements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

During April 2005, the Predecessor repaid term loans of $337.3 million on two LNG carriers and settled related interest rate swaps. The Predecessor recognized a loss of $7.8 million as a result of these interest rate swap settlements. During April 2005, the Predecessor also settled interest rate swaps associated with 322.8 million Euros ($390.5 million) of term loans and entered into new swaps of the same amount with a lower fixed interest rate. A loss of 39.2 million Euros ($50.4 million) relating to these interest rate swap settlements was recognized in interest expense in 2005. The cost to settle all of these interest rate swaps was $143.3 million.

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

The following table summarizes the combined balance sheets of Teekay Tangguh and Teekay Nakilat (III) as at December 31, 2007 and 2006:

	December 31,	December 31,
	2007	2006
	$	$
	(restated)	(restated)
ASSETS
Cash and cash equivalents	54,711	3
Advances on newbuilding contracts	240,773	84,184
Investment in and advances to joint ventures	693,242	232,114
Advances to joint venture partner	9,631	—
Other assets	9,465	6,479

Total assets	1,007,822	322,780

LIABILITIES AND SHAREHOLDER’S EQUITY
Accrued liabilities	3,263	562
Advances from affiliates and joint venture partner	23,961	8,401
Long-term debt relating to newbuilding vessels to be delivered	809,282	151,145
Other long-term liabilities	29,920	1,509

Total liabilities	866,426	161,617
Non-controlling interest	20,364	24,559
Total shareholder’s equity	121,032	136,604

Total liabilities and shareholder’s equity	1,007,822	322,780

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

b)
In December 2006, the Partnership announced that it has agreed to acquire three LPG carriers from I.M. Skaugen ASA (or Skaugen), which engages in the marine transportation of petrochemical gases and LPG and the lightering of crude oil, for approximately $29.3 million per vessel. The vessels are currently under construction and are expected to deliver between mid-2008 and mid-2009. The Partnership will acquire the vessels upon their delivery and intends to finance the acquisition of these vessels through existing or incremental debt, surplus cash balances, issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen, at fixed-rates for a period of 15 years.

15.	Supplemental Cash Flow Information
a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$
		(restated)	(restated)

Accounts receivable	(2,502)	(5,284)	4,554
Prepaid expenses	1,447	(7,572)	(303)
Other current assets	(90)	(194)	1,156
Accrued interest on restricted cash	—	(5,374)	—
Accounts payable	3,535	(401)	(6,047)
Accrued liabilities	9,016	5,706	(1,965)
Unearned revenue	(1,246)	545	1,882
Advances from affiliates	2,345	8,408	3,277

Total	12,505	(4,166)	2,554

b)
Cash interest paid on long-term debt, advances from affiliates and capital lease obligations during the years ended December 31, 2007, 2006 and 2005 totaled $134.4 million, $81.2 million and $84.6 million, respectively.

c)	No taxes were paid for the years ended December 31, 2007 and 2006. Taxes paid during the year ended December 31, 2005 totaled $6.5 million.

d)
During the period from May 10, 2005 to September 30, 2005, two LNG newbuilding construction payments relating to the RasGas II Carriers totaling $68.6 million were paid by the Partnership’s affiliate, Teekay Corporation.

e)
On October 31, 2006, the first of the Partnership’s three RasGas II Carriers delivered and commenced operations under a capital lease. The present value of the minimum lease payments for this vessel was $157.6 million. During 2006, the Partnership recorded the costs of the two remaining RasGas II Carriers under construction and the related lease obligation amounting to $295.2 million. Upon delivery of the two RasGas II Carriers in 2007, the remaining vessel costs and related lease obligations amounting to $15.3 million were recorded. These transactions were treated as non-cash transactions in the Partnership’s consolidated statement of cash flows for the years ended December 31, 2007 and 2006.

f)
Net change in parent’s equity in the Dropdrown Predecessor includes the equity of the Dropdown Predecessor when initially pooled for accounting purposes and any subsequent non-cash equity transactions of the Dropdown Predecessor.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
16.	Partners’ Capital and Net Income (Loss) Per Unit

Partners’ Capital

At December 31, 2007, of our total units outstanding, 36% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.

Limited Partners’ Rights

Significant rights of the limited partners include the following:
•	Right to receive distribution of available cash within approximately 45 days after the end of each quarter.

•	No limited partner shall have any management power over the Partnership’s business and affairs; the General Partner shall conduct, direct and manage our activities.

•
The General Partner may be removed if such removal is approved by unitholders holding at least 66 2/3% of the outstanding units voting as a single class, including units held by our General Partner and its affiliates.

Subordinated Units

All of the Partnership’s subordinated units are held by a subsidiary of Teekay Corporation. Under the partnership agreement, during the subordination period applicable to the Partnership’s subordinated units, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

For the purposes of the net income (loss) per unit calculation as defined below, during the first quarter of 2007, net income did not exceed the minimum quarterly distribution of $0.4125 per unit and, consequently, the assumed distributions of net income resulted in unequal distributions of net income between the subordinated unit holders and common unit holders. During the second quarter of 2007, net income exceeded the minimum quarterly distribution of $0.4125 per unit and, consequently, the assumed distribution of net income did not result in an unequal distribution of net income between the subordinated unit holders and common unit holders. During the third and fourth quarters of 2007, the Partnership incurred net losses, and consequently, assumed distributions of net losses resulted in equal distributions of net losses between the subordinated unit holders and common unit holders.

Incentive Distribution Rights

The General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels shown below:

Quarterly Distribution Target Amount (per unit)	Unitholders	General Partner
Minimum quarterly distribution of $0.4125	98%	2%
Up to $0.4625	98%	2%
Above $0.4625 up to $0.5375	85%	15%
Above $0.5375 up to $0.65	75%	25%
Above $0.65	50%	50%

For the purposes of the net income (loss) per unit calculation, during the second quarter ended June 30, 2007, net income exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income. During the other three quarters of 2007, net income did not exceed $0.4625 per unit and, consequently, the assumed distributions of net income did not result in the use of the increasing percentages to calculate the General Partner’s interest in net income.

Net Income (Loss) Per Unit

Net income per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor and the amount of net income (loss) allocated to the General Partner’s interest, by the weighted-average number of units outstanding during the period.

As required by Emerging Issues Task Force Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the General Partner’s, common unitholders’ and subordinated unitholders’ interests in net income are calculated as if all net income for periods subsequent to May 10, 2005 (the date of the IPO) was distributed according to the terms of the Partnership’s Partnership Agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments, and foreign currency translation gains (losses).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Pursuant to the partnership agreement, income allocations are made on a quarterly basis; therefore, earnings per limited partner unit for each year is calculated as the sum of the quarterly earnings per limited partner unit for each of the four quarters in the year.

17.	Restatement of Previously Issued Financial Statements
a.	Derivative Instruments and Hedging Activities

In August 2008, the Partnership commenced a review of its application of Statement of Financial Accounting Standards (or “SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Based on its review the Partnership concluded that its derivative instruments did not qualify for hedge accounting treatment under SFAS No. 133 for the years ended December 31, 2007, 2006, 2005 and 2004. The Partnership’s findings were as follows:

•
One of the requirements of SFAS No. 133 is that hedge accounting is appropriate only for those hedging relationships that a company expects will be highly effective in achieving offsetting changes in fair value or cash flows attributable to the risk being hedged. To determine whether transactions satisfy this requirement, entities must periodically assess the effectiveness of hedging relationships both prospectively and retrospectively. Based on the Partnership’s review, the Partnership concluded that the prospective hedge effectiveness assessment that was conducted for certain of the Partnership’s interest rate swaps on the date of designation was not sufficient to conclude that one could conclude that the interest rate swaps would be highly effective, in accordance with the technical requirements of SFAS No. 133, in achieving offsetting changes in cash flows attributable to the risk being hedged.

•
To conclude that hedge accounting is appropriate, another requirement of SFAS No. 133 is that the applicable hedge documentation should specify the method that will be used to assess, retrospectively and prospectively, the hedging instrument’s effectiveness, and the method that will be used to measure hedge ineffectiveness. Documentation of certain of the Partnership’s interest rate swaps did not clearly specify the method to be used to measure hedge ineffectiveness.

•
Certain of the Partnership’s derivative instruments were designated as hedges when the derivative instruments had a non-zero fair value. However, this designation was not appropriate as the Partnership used certain methods of measuring ineffectiveness that are not allowed in the case of non-zero fair value derivatives.

•
One of the Partnership’s Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that the Partnership would have earned had the Partnership traded the vessel in the spot tanker market. The Partnership had entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership from the charterer as a result of spot rates being in excess of the fixed rate. Prior to April 2007, this agreement with Teekay Corporation was not accounted for as a derivative agreement subject to the provisions of SFAS No. 133, and after April 2007, the agreement did not qualify for hedge accounting treatment under SFAS No. 133.

Accordingly, for accounting purposes the Partnership should have reflected the changes in fair value of these derivative instruments as increases or decreases to its net income on the consolidated statements of income, instead of being reflected as increases or decreases to accumulated other comprehensive income, a component of partners’ equity/stockholder deficit on the consolidated balance sheets and statements of changes in partners’ equity/stockholder deficit.

The change in accounting for these transactions does not affect the Partnership’s cash flows, liquidity, or cash distributions to partners.
b.	Vessels Acquired from Teekay Corporation

In connection with the Partnership assessing the potential impact of SFAS No. 141(R), which replaces SFAS No. 141 Business Combinations, and is effective for fiscal years beginning after December 15, 2008, the Partnership re-assessed its accounting treatment of interests in vessels it purchased from Teekay Corporation subsequent to the Partnership’s initial public offering in May 2005. The Partnership has historically treated the acquisition of interests in these vessels as asset acquisitions, not business acquisitions. If the acquisitions were deemed to be business acquisitions, the acquisitions would have been accounted for in a manner similar to the pooling of interest method whereby the Partnership’s consolidated financial statements prior to the date the interests in these vessels were acquired by the Partnership would be retroactively adjusted to include the results of these acquired vessels (referred to herein as the Dropdown Predecessor) from the date that the Partnership and the acquired vessels were under common control of Teekay Corporation and had begun operations. Although substantially all of the value relating to these transactions is attributable to the vessels and associated contracts, the Partnership now has determined that the acquisitions should have been accounted for as business acquisitions under United States generally accepted accounting principles (or GAAP).

The impact of the retroactive Dropdown Predecessor adjustments does not affect our limited partners’ interest in net income, earnings per unit, or cash distributions to partners. However, the impact of the retroactive Dropdown Predecessor adjustments has resulted in a decrease in previously reported net income for the year ended December 31, 2006 and an increase in previously reported net income for the year ended December 31, 2005.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

In November 2005, the Partnership acquired three Suezmax tankers and related long-term fixed rate time charter contracts from Teekay Corporation. In January 2007, the Partnership acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter. In December 2004, Teekay Spain sold the Granada Spirit to a subsidiary of Teekay Corporation and in May 2005, Teekay Corporation contributed the Granada Spirit to the Partnership. These transactions were deemed to be business acquisitions between entities under common control. Accordingly, the Partnership accounted for these transactions between entities under common control in a manner similar to the pooling of interest method, as described above. As a result, the Partnership’s balance sheets as at December 2006 and 2005, and the statements of income, cash flows and changes in partners’ equity/stockholder deficit for the years ended December 31, 2007, 2006 and 2005 reflect these five vessels, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations on April 1, 2003 (Dania Spirit), September 26, 2003, November 10, 2003, and January 4, 2004 (the three Suezmax tankers), and December 6, 2004 (Granada Spirit).

c.	Gross-up Presentation of RasGas Joint Ventures and Other

Subsequent to the release of its preliminary second quarter financial results, the Partnership reviewed and revised its financial statement presentation of debt and interest rate swap agreements related to its joint venture interests in the RasGas II and RasGas 3 LNG carriers. As a result, certain of the Partnership’s assets and liabilities have been grossed up for accounting presentation purposes. These adjustments, which do not affect the Partnership’s net income, cash flow, liquidity, cash distributions or partners’ equity in any period, are described below.

In January 2006, the Partnership entered into a sale and 30-year leaseback arrangement pertaining to shipbuilding contracts for its 70 percent interest in the three RasGas II LNG carriers. The Partnership has since determined that it should have recorded the accumulated construction cost of these vessels for accounting purposes in accordance with Emerging Issues Task Force Issue 97-10, as the Partnership retained certain construction period risks subsequent to the RasGas II sale-leaseback transaction. This adjustment does not impact the accounting treatment for these vessels in any period subsequent to their delivery in the first quarter of 2007. The Partnership has now restated its consolidated balance sheet as at December 31, 2006 to record the accumulated cost of approximately $295 million for these vessels under construction, and related capital lease obligations.

Through a wholly-owned subsidiary, which is a VIE of the Partnership, Teekay Corporation owns a 40 percent interest in the four RasGas 3 LNG carriers. The joint venture partner, a wholly-owned subsidiary of Qatar Gas Transport Company, owns the remaining 60 percent interest. Both wholly-owned subsidiaries are joint and several co-borrowers with respect to the RasGas 3 term loan and related interest rate swap agreements. Previously, the Partnership recorded 40 percent of the RasGas 3 term loan and interest rate swap obligations in its financial statements. The Partnership has made adjustments to its balance sheet to reflect 100 percent of the RasGas 3 term loan (2007 — $360.6 million; 2006 — $90.7 million) and interest rate swap obligations (2007 — $9.6 million; 2006 — $(0.4) million), as well as offsetting increases in assets, for the fourth quarter of 2006 through the fourth quarter of 2007. The Partnership has also made adjustments to its statements of income to reflect 100 percent of the interest expense (2007 — $17.1 million; 2006 — $1.3 million) on the RasGas 3 term loan with an offsetting amount to interest income from its advances to the joint venture. These RasGas 3 adjustments do not result in any increase to the Partnership’s net exposure in this joint venture. The Partnership has also restated certain other items, primarily related to accounting for the non-controlling interest in the Partnership’s joint venture and VIEs.

As a result of the conclusions described above in this Note 17, the Partnership is restating herein its historical balance sheets as of December 31, 2007 and 2006; its statements of income, statements of cash flows and its statements of changes in partners’ equity/stockholder deficit for the years ended December 31, 2007, 2006 and 2005. Certain of the previously reported figures have been reclassified to conform to the presentation adopted for the restatements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
17.	Restatement of Previously Issued Financial Statements (cont’d)

The following table sets forth a reconciliation of the Partnership’s previously reported and its restated net income (loss) and partners’ equity as of the dates and for the periods shown (in thousands of US dollars):

	Net Income (Loss)				Partners’ Equity/
			Year Ended December 31, 2005		Stockholder
	Year Ended	Year Ended	January 1 to	May 10 to	Deficit at
	December 31,	December 31,	May 9,	December 31,	December 31,
	2007	2006	2005	2005	2004

As Previously Reported	(9,438)	(9,591)	29,215	50,332	(123,002)
Adjustments:
Derivative Instruments, net of non-controlling interest	35,210	22,654	(8,515)	(14,161)	—
Dropdown Predecessor(1)	—	(123)	3,383	1,588	19,740
Other	(630)	(1,811)	—	—	—

As Restated	25,142	11,129	24,083	37,759	(103,262)

(1)
Relates to the results for the pre-acquisition periods in which the Partnership and the acquired interests in vessels, as listed below, were both in operation and under the common control of Teekay Corporation, as follows:

•	Dania Spirit for April 1, 2003 to December 31, 2006;

•	European Spirit for September 26, 2003 to November 22, 2005;

•	African Spirit for November 10, 2003 to November 22, 2005;

•	Asian Spirit for January 5, 2004 to November 22, 2005; and

•	Granada Spirit for December 6, 2004 to May 9, 2005.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The following table presents the effect of the restatement on the Partnership’s Consolidated Statement of Income (Loss) for the year ended December 31, 2007 (in thousands of U.S. dollars, except unit and per unit amounts):

	Year Ended December 31, 2007
		Adjustments
			Gross-up
	As	Derivative	Presentation	As
	Reported	Instruments	and Other	Restated
	$	$	$	$

VOYAGE REVENUES	253,803	14,136	—	267,939

OPERATING EXPENSES
Voyage expenses	1,197	—	—	1,197
Vessel operating expenses	56,460	—	—	56,460
Depreciation and amortization	65,501	—	—	65,501
General and administrative	15,090	—	—	15,090

Total operating expenses	138,248	—	—	138,248

Income from vessel operations	115,555	14,136	—	129,691

OTHER ITEMS
Interest expense	(133,688)	(16,562)	(17,120)	(167,370)
Interest income	49,287	22,330	17,120	88,737
Foreign currency exchange loss	(41,241)	—	—	(41,241)
Other loss — net	(697)	(717)	—	(1,414)

Total other items	(126,339)	5,051	—	(121,288)

(Loss) income before non-controlling interest	(10,784)	19,187	—	8,403
Non-controlling interest	1,346	16,023	(630)	16,739

Net (loss) income	(9,438)	35,210	(630)	25,142

General partner’s interest in net (loss) income	(189)			9,752
Limited partners’ interest
Net (loss) income	(9,249)			15,390
Net (loss) income per:
• Common unit (basic and diluted)	(0.17)			0.58
• Subordinated unit (basic and diluted)	(0.35)			0.27
• Total unit (basic and diluted)	(0.24)			0.45

Weighted-average number of units outstanding:
• Common units (basic and diluted)	21,670,958			21,670,958
• Subordinated units (basic and diluted)	14,734,572			14,734,572
• Total units (basic and diluted)	36,405,530			36,405,530

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The following table presents the effect of the restatement on the Partnership’s Consolidated Statement of Income (Loss) for the year ended December 31, 2006 (in thousands of U.S. dollars, except unit and per unit amounts):

	Year Ended December 31, 2006
		Adjustments
				Gross-up
	As	Derivative	Dropdown	Presentation	As
	Reported	Instruments	Predecessor	and Other	Restated
	$	$	$	$	$

VOYAGE REVENUES	182,773	(873)	4,980	—	186,880

OPERATING EXPENSES
Voyage expenses	2,030	—	6	—	2,036
Vessel operating expenses	38,800	—	2,177	—	40,977
Depreciation and amortization	51,969	—	1,107	—	53,076
General and administrative	13,211	—	941	—	14,152

Total operating expenses	106,010	—	4,231	—	110,241

Income from vessel operations	76,763	(873)	749	—	76,639

OTHER ITEMS
Interest (expense) gain	(86,483)	53,443	(946)	(1,312)	(35,298)
Interest income (loss)	37,425	(25,822)	126	1,312	13,041
Foreign currency exchange loss	(39,538)	—	(52)	—	(39,590)
Other income (loss) — net	513	(942)	—	—	(429)

Total other items	(88,083)	26,679	(872)	—	(62,276)

(Loss) income before non-controlling interest	(11,320)	25,806	(123)	—	14,363
Non-controlling interest	1,729	(3,152)	—	(1,811)	(3,234)

Net (loss) income	(9,591)	22,654	(123)	(1,811)	11,129

Dropdown Predecessor’s interest in net loss	—				(123)
General partner’s interest in net (loss) income	(191)				1,542
Limited partners’ interest
Net (loss) income	(9,400)				9,710
Net (loss) income per:
• Common unit (basic and diluted)	(0.20)				0.42
• Subordinated unit (basic and diluted)	(0.38)				0.07
• Total unit (basic and diluted)	(0.28)				0.27

Weighted-average number of units outstanding:
• Common units (basic and diluted)	20,238,567				20,238,567
• Subordinated units (basic and diluted)	14,734,572				14,734,572
• Total units (basic and diluted)	34,973,139				34,973,139

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The following table presents the effect of the restatement on the Partnership’s Consolidated Statement of Income (Loss) for the period from January 1 to May 9, 2005 (in thousands of U.S. dollars, except unit and per unit amounts):

	Period From January 1 to May 9, 2005
		Adjustments
	As	Derivative	Dropdown	As
	Reported	Instruments	Predecessor	Restated
	$	$	$	$

VOYAGE REVENUES	50,129	—	17,446	67,575

OPERATING EXPENSES
Voyage expenses	251	—	1,683	1,934
Vessel operating expenses	10,771	—	3,838	14,609
Depreciation and amortization	14,751	—	3,383	18,134
General and administrative	2,928	—	1,553	4,481

Total operating expenses	28,701	—	10,457	39,158

Income from vessel operations	21,428	—	6,989	28,417

OTHER ITEMS
Interest expense	(35,679)	(8,824)	(4,065)	(48,568)
Interest income	9,098	—	—	9,098
Foreign currency exchange gain	52,295	—	—	52,295
Other (loss) income — net	(17,927)	309	459	(17,159)

Total other items	7,787	(8,515)	(3,606)	(4,334)

Income (loss) before non-controlling interest	29,215	(8,515)	3,383	24,083
Non-controlling interest	—	—	—	—

Net income (loss)	29,215	(8,515)	3,383	24,083

Dropdown Predecessor’s interest in net income	—			3,383
General partner’s interest in net income	—			—
Limited partners’ interest
Net income	29,215			20,700
Net income per:
• Common unit (basic and diluted)	1.24			0.88
• Subordinated unit (basic and diluted)	1.24			0.88
• Total unit (basic and diluted)	1.24			0.88

Weighted-average number of units outstanding:
• Common units (basic and diluted)	8,734,572			8,734,572
• Subordinated units (basic and diluted)	14,734,572			14,734,572
• Total units (basic and diluted)	23,469,144			23,469,144

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table presents the effect of the restatement on the Partnership’s Consolidated Statement of Income (Loss) for the period from May 10 to December 31, 2005 (in thousands of U.S. dollars, except unit and per unit amounts):

	Period From May 10 to December 31, 2005
		Adjustments
	As	Derivative	Dropdown	As
	Reported	Instruments	Predecessor	Restated
	$	$	$	$

VOYAGE REVENUES	95,330	(6,484)	18,497	107,343

OPERATING EXPENSES
Voyage expenses	407	—	232	639
Vessel operating expenses	18,034	—	4,612	22,646
Depreciation and amortization	28,420	—	4,150	32,570
General and administrative	7,029	—	1,703	8,732

Total operating expenses	53,890	—	10,697	64,587

Income from vessel operations	41,440	(6,484)	7,800	42,756

OTHER ITEMS
Interest expense	(37,623)	(7,815)	(6,225)	(51,663)
Interest income	14,084	—	14	14,098
Foreign currency exchange (loss) gain	29,524	—	(1)	29,523
Other income — net	2,907	138	—	3,045

Total other items	8,892	(7,677)	(6,212)	(4,997)

Income (loss) before non-controlling interest	50,332	(14,161)	1,588	37,759
Non-controlling interest	—	—	—	—

Net income (loss)	50,332	(14,161)	1,588	37,759

Dropdown Predecessor’s interest in net income	—			1,588
General partner’s interest in net income	9,665			6,229
Limited partners’ interest
Net income	40,667			29,942
Net income per:
• Common unit (basic and diluted)	1.45			1.19
• Subordinated unit (basic and diluted)	1.15			0.71
• Total unit (basic and diluted)	1.31			0.97

Weighted-average number of units outstanding:
• Common units (basic and diluted)	16,382,987			16,382,987
• Subordinated units (basic and diluted)	14,734,572			14,734,572
• Total units (basic and diluted)	31,117,559			31,117,559

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table presents the effect of the restatement on the Partnership’s Consolidated Balance Sheet as of December 31, 2007 (in thousands of U.S. dollars):

	December 31, 2007
		Adjustments
			Gross-up
	As	Derivative	Presentation	As
	Reported	Instruments	and Other	Restated
	$	$	$	$
ASSETS
Current
Cash and cash equivalents	91,891	—	—	91,891
Restricted cash	26,662	—	—	26,662
Accounts receivable	10,668	—	—	10,668
Prepaid expenses	5,119	—	—	5,119
Other current assets	1,294	—	—	1,294
Advances to joint venture	—	—	7,512	7,512

Total current assets	135,634	—	7,512	143,146

Restricted cash — long-term	652,567	—	—	652,567

Vessels and equipment
At cost, less accumulated depreciation	661,673	—	—	661,673
Vessels under capital leases, at cost, less accumulated depreciation	934,058	—	—	934,058
Advances on newbuilding contracts	240,773	—	—	240,773

Total vessels and equipment	1,836,504	—	—	1,836,504

Investment in and advances to joint venture	332,648	—	353,082	685,730
Advances to joint venture partner	—	—	9,631	9,631
Other assets	79,244	—	(7,888)	71,356
Intangible assets — net	150,935	—	—	150,935
Goodwill	39,279	—	—	39,279

Total assets	3,226,811	—	362,337	3,589,148

LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	8,604	—	—	8,604
Accrued liabilities	22,271	—	—	22,271
Unearned revenue	5,462	—	—	5,462
Current portion of long-term debt	63,997	—	7,512	71,509
Current obligation under capital leases	150,791	—	—	150,791
Advances from affiliates and joint venture partners	40,950	—	—	40,950

Total current liabilities	292,075	—	7,512	299,587

Long-term debt	1,301,120	—	353,082	1,654,202
Long-term obligation under capital leases	706,489	—	—	706,489
Other long-term liabilities	69,687	—	9,631	79,318

Total liabilities	2,369,371	—	370,225	2,739,596

Commitments and contingencies
Non-controlling interest	158,077	—	(16,699)	141,378
Partners’ equity
Partners’ equity	758,097	(50,926)	1,003	708,174
Accumulated other comprehensive loss	(58,734)	50,926	7,808	—

Total partners’ equity	699,363	—	8,811	708,174

Total liabilities and partners’ equity	3,226,811	—	362,337	3,589,148

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table presents the effect of the restatement on the Partnership’s Consolidated Balance Sheet as of December 31, 2006 (in thousands of U.S. dollars):

	December 31, 2006
		Adjustments
				Gross-up
	As	Derivative	Dropdown	Presentation	As
	Reported	Instruments	Predecessor	and Other	Restated
	$	$	$	$	$
ASSETS
Current
Cash and cash equivalents	28,871	—	417	—	29,288
Restricted cash	55,009	—	—	—	55,009
Accounts receivable	8,167	—	—	—	8,167
Prepaid expenses	6,566	—	344	—	6,910
Other current assets	1,204	—		—	1,204

Total current assets	99,817	—	761	—	100,578

Restricted cash — long-term	615,749	—	—	—	615,749

Vessels and equipment
At cost, less accumulated depreciation	662,814	—	19,394	—	682,208
Vessels under capital leases, at cost, less accumulated depreciation	654,022	—	—	—	654,022
Advances on newbuilding contracts	84,184	—	—	295,248	379,432

Total vessels and equipment	1,401,020	—	19,394	295,248	1,715,662

Investment in and advances to joint venture	141,427	—	—	90,687	232,114
Other assets	70,613	—	—	(5,637)	64,976
Intangible assets — net	160,064	—	—	—	160,064
Goodwill	39,279	—	—	—	39,279

Total assets	2,527,969	—	20,155	380,298	2,928,422

LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	5,069	—	415	—	5,484
Accrued liabilities	13,599	—	—	—	13,599
Unearned revenue	6,708	—	—	—	6,708
Current portion of long-term debt	30,435	—	—	—	30,435
Current obligation under capital leases	150,762	—	—	—	150,762
Advances from affiliates and joint venture partners	38,939	—	—	—	38,939

Total current liabilities	245,512	—	415	—	245,927

Long-term debt	880,147	—	—	90,687	970,834
Long-term obligation under capital leases	407,375	—	—	295,248	702,623
Advances from affiliates and joint venture partners	66,984	—	—	444	67,428
Other long-term liabilities	47,169	30,088	—	—	77,257

Total liabilities	1,647,187	30,088	415	386,379	2,064,069

Commitments and contingencies
Non-controlling interest	162,285	—	—	(1,122)	161,163
Partners’ equity
Dropdown Predecessor equity	—	—	19,740	—	19,740
Partners’ equity	767,949	(86,132)	—	1,633	683,450
Accumulated other comprehensive loss	(49,452)	56,044	—	(6,592)	—

Total partners’ equity	718,497	(30,088)	19,740	(4,959)	703,190

Total liabilities and partners’ equity	2,527,969	—	20,155	380,298	2,928,422

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table presents the effect of the restatement on the Partnership’s Statements of Cash Flows for the year ended December 31, 2007 (in thousands of U.S. dollars):

	Year Ended December 31, 2007
		Adjustments
				Gross-up
	As	Derivative	Dropdown	Presentation	As
	Reported	Instruments	Predecessor	and Other	Restated
	$	$	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net (loss) income	(9,438)	35,210	—	(630)	25,142
Non-cash items:
Unrealized loss (gain) on derivative instruments	5,328	(16,269)	—	—	(10,941)
Depreciation and amortization	65,501	—	—	—	65,501
Deferred income tax expense	438	717	—	—	1,155
Foreign currency exchange loss	41,450	—	—	—	41,450
Equity based compensation	375	—	—	—	375
Non-controlling interest	(1,346)	(16,023)	—	630	(16,739)
Accrued interest and other — net	3,372	(3,635)	—	—	(263)
Change in non-cash working capital items related to operating activities	12,505	—	—	—	12,505
Expenditures for drydocking	(3,724)	—	—	—	(3,724)

Net operating cash flow	114,461	—	—	—	114,461

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	751,708	—	—	269,907	1,021,615
Debt issuance costs	(5,345)	—	—	—	(5,345)
Excess of purchase price over the contributed basis of Teekay Nakilat Holdings Corporation	—	—	—	(13,844)	(13,844)
Distribution to Teekay Corporation for the purchase of Dania Spirit LLC	—	—	(18,548)	—	(18,548)
Scheduled repayments of long-term debt	(30,870)	—	—	—	(30,870)
Scheduled repayments of capital lease obligations	(30,999)	—	—	—	(30,999)
Prepayments of long-term debt	(291,098)	—	—	—	(291,098)
Advances from affiliate	19,920	—	(415)	—	19,505
Repayment of advances from affiliate	(20,851)	—	—	—	(20,851)
Advances from joint venture partner	44,185	—	—	—	44,185
Prepayment of joint venture partner advances	(65,815)	—	—	—	(65,815)
Decrease in restricted cash	11,590	—	—	—	11,590
Cash distributions paid	(74,116)	—	—	—	(74,116)
Proceeds from issuance of common units — net of costs	85,975	—	—	—	85,975

Net financing cash flow	394,284	—	(18,963)	256,063	631,384

INVESTING ACTIVITIES
Advances to joint venture	(191,351)	—	—	(269,907)	(461,258)
Expenditures for vessels and equipment	(160,757)	—	—	—	(160,757)
Purchase of Teekay Nakilat Holdings Corporation	(75,071)	—	—	13,844	(61,227)
Purchase of Dania Spirit LLC	(18,546)	—	18,546	—	—

Net investing cash flow	(445,725)	—	18,546	(256,063)	(683,242)

Increase (decrease) in cash and cash equivalents	63,020	—	(417)	—	62,603
Cash and cash equivalents, beginning of the year	28,871	—	417	—	29,288

Cash and cash equivalents, end of the year	91,891	—	—	—	91,891

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table presents the effect of the restatement on the Partnership’s Statements of Cash Flows for the year ended December 31, 2006 (in thousands of U.S. dollars):

	Year Ended December 31, 2006
		Adjustments
				Gross-up
	As	Derivative	Dropdown	Presentation	As
	Reported	Instruments	Predecessor	and Other	Restated
	$	$	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net (loss) income	(9,591)	22,654	(123)	(1,811)	11,129
Non-cash items:
Unrealized loss on derivative instruments	(280)	(23,028)	—	—	(23,308)
Depreciation and amortization	51,969	—	1,107	—	53,076
Deferred income tax recovery	(773)	942	—	—	169
Foreign currency exchange loss	41,968	—	—	—	41,968
Equity based compensation	427	—	—	—	427
Non-controlling interest	(1,729)	3,152		1,811	3,234
Accrued interest and other — net	8,893	(3,720)	—	—	5,173
Change in non-cash working capital items related to operating activities	(4,142)	—	(24)	—	(4,166)
Expenditures for drydocking	(3,693)	—	—	—	(3,693)

Net operating cash flow	83,049	—	960	—	84,009

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	234,996	—	—	90,687	325,683
Debt issuance costs	(7,130)	—	—	—	(7,130)
Deficit of purchase price over the contributed basis of Teekay Nakilat Holdings Corporation	—	—	—	3,295	3,295
Scheduled repayments of long-term debt	(8,655)	—	—	—	(8,655)
Scheduled repayments of capital lease obligations	(152,348)	—	—	—	(152,348)
Prepayments of long-term debt	(46,000)	—	—	—	(46,000)
Advances from affiliates	32,507	—	—	—	32,507
Repayment of advances from affiliates	(12,235)	—	(3,566)	—	(15,801)
Advances from joint venture partners	6,689	—	—	—	6,689
Prepayment of joint venture partners advances	(3,000)	—	—	—	(3,000)
Increase in restricted cash	(333,072)	—	—	—	(333,072)
Cash distributions paid	(64,237)	—	—	—	(64,237)
Proceeds from issuance of common units — net of costs	(142)	—	—	—	(142)
Equity distribution from Teekay Corporation	—	—	1,537	—	1,537

Net financing cash flow	(352,627)	—	(2,029)	93,982	(260,674)

INVESTING ACTIVITIES
Advances to joint ventures	(21,092)	—	—	(90,687)	(111,779)
Expenditures for vessels and equipment	(1,037)	—	—	—	(1,037)
Purchase of Teekay Nakilat Holdings Corporation	(26,863)	—	—	(3,295)	(30,158)
Proceeds from sale of vessels and equipment	312,972	—	—	—	312,972

Net investing cash flow	263,980	—	—	(93,982)	169,998

Decrease in cash and cash equivalents	(5,598)	—	(1,069)	—	(6,667)
Cash and cash equivalents, beginning of the year	34,469	—	1,486	—	35,955

Cash and cash equivalents, end of the year	28,871	—	417	—	29,288

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table presents the effect of the restatement on the Partnership’s Statements of Cash Flows for the year ended December 31, 2005 (in thousands of U.S. dollars):

	Year Ended December 31, 2005
		Adjustments
		Derivative	Dropdown
	As Reported	Instruments	Predecessor	As Restated
	$	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	79,547	(22,676)	4,971	61,842
Non-cash items:
Unrealized loss on derivative instruments	8,071	20,860	—	28,931
Depreciation and amortization	43,171	—	7,533	50,704
Gain on sale of vessels	(186)	—	—	(186)
Deferred income tax expense (recovery)	3,682	(447)	—	3,235
Foreign currency exchange gain	(87,198)	—	—	(87,198)
Loss on cancellation of interest rate swaps	7,820	—	—	7,820
Write-off of debt issuance costs	7,462	—	—	7,462
Accrued interest and other — net	2,144	2,263	—	4,407
Change in non-cash working capital items related to operating activities	4,694	—	(2,140)	2,554
Expenditures for drydocking	(3,489)	—	(376)	(3,865)

Net operating cash flow	65,718	—	9,988	75,706

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	291,189	—	61,977	353,166
Debt issuance costs	(628)	—	—	(628)
Distribution to Teekay Corporation for the purchase of three Suezmax tankers	—	—	(180,000)	(180,000)
Scheduled repayments of long-term debt	(9,546)	—	—	(9,546)
Scheduled repayments of capital lease obligations	(77,672)	—	—	(77,672)
Prepayments of long-term debt	(399,307)	—	(168,750)	(568,057)
Advances from affiliates	354,277	—	—	354,277
Repayment of advances from affiliates	(252,929)	—	60,610	(192,319)
Decrease in restricted cash	80,365	—	—	80,365
Cash distributions paid	(20,090)	—	—	(20,090)
Proceeds from issuance of common units — net of costs	259,289	—	—	259,289
Interest rate swap settlement costs	(143,295)	—	—	(143,295)
Equity distribution from Teekay Corporation	—	—	17,394	17,394

Net financing cash flow	81,653	—	(208,769)	(127,116)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(222,582)	—	20,267	(202,315)
Purchase of three Suezmax tankers from Teekay Corporation	(180,000)	—	180,000	—
Proceeds from sale of vessels and equipment	133,270	—	—	133,270

Net investing cash flow	(269,312)	—	200,267	(69,045)

(Decrease) increase in cash and cash equivalents	(121,941)	—	1,486	(120,455)
Cash and cash equivalents, beginning of the year	156,410	—	—	156,410

Cash and cash equivalents, end of the year	34,469	—	1,486	35,955

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Certificate of Limited Partnership of Teekay LNG Partners L.P. (1)
1.2	First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P., as amended (2)
1.3	Certificate of Formation of Teekay GP L.L.C. (1)
1.4	Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C. (3)
4.1	Agreement, dated February 21, 2001, for a U.S. $100,000,000 Revolving Credit Facility between Naviera Teekay Gas S.L., J.P. Morgan plc and various other banks (3)
4.2	Contribution, Conveyance and Assumption Agreement (4)
4.3	Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan (3)
4.4	Amended and Restated Omnibus Agreement (5)
4.5	Administrative Services Agreement with Teekay Shipping Limited (3)
4.6	Advisory, Technical and Administrative Services Agreement (3)
4.7	LNG Strategic Consulting and Advisory Services Agreement (3)
4.10	Agreement to Purchase Nakilat Interest (3)
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

15.1	Consent of Ernst & Young LLP, as independent registered public accounting firm, for Teekay LNG Partners L.P. and Teekay GP L.L.C.
15.2	Consolidated Balance Sheet of Teekay GP L.L.C. (restated)

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