Form 20-F
period 2008-12-31
Teekay LNG Partners L.P.
filed 2009-06-29
CIK 1308106

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
33,338,320 Common Units
11,050,929 Subordinated Units
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
Yes ☑       No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐       No ☐
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
Unless otherwise indicated, references in this prospectus to “Teekay LNG Partners,” “we,” “us” and “our” and similar terms refer to Teekay LNG Partners L.P. and/or one or more of its subsidiaries, except that those terms, when used in this Annual Report in connection with the common units described herein, shall mean specifically Teekay LNG Partners L.P. References in this Annual Report to “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries.
In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:
•	our ability to make cash distributions on our units or any increases in quarterly distributions;
•	our future financial condition and results of operations and our future revenues and expenses;
•	growth prospects of the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping and oil tanker markets;
•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets;
•	the expected lifespan of a new LNG carrier, LPG carrier and Suezmax tanker;
•	estimated capital expenditures and the availability of capital resources to fund capital expenditures;
•	our ability to maintain long-term relationships with major LNG and LPG importers and exporters and major crude oil companies;
•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;
•	our continued ability to enter into long-term, fixed-rate time charters with our LNG and LPG customers;
•
the recent economic downturn and financial crisis in the global market, including disruptions in the global credit and stock markets and potential negative effects on our customers’ ability to charter our vessels and pay for our services;

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
Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to those factors discussed in Item 3: Key Information — Risk Factors, and other factors detailed from time to time in other reports we file with or furnish to the U.S. Securities and Exchange Commission (or the SEC).

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

•	the historical financial and operating data of Teekay Spain for the four months ended April 30, 2004 are derived from the consolidated financial statements of Teekay Spain;
•
the historical financial and operating data of Luxco as at December 31, 2004 and for the eight months ended December 31, 2004 and the period from January 1, 2005 to May 9, 2005 (or the 2005 Pre-IPO Period) reflect the acquisition of Teekay Spain by Teekay Corporation through Luxco and are derived from the consolidated financial statements of Luxco; and

•
the historical financial and operating data of Teekay LNG Partners L.P. as at December 31, 2005, 2006, 2007 and 2008, and for the periods from May 10, 2005 to December 31, 2005, and for the years ended December 31, 2006, 2007 and 2008 reflect its initial public offering and related acquisition of Luxco and are derived from the audited consolidated financial statements of the Partnership.

Our historical operating results include the historical results of Luxco for the eight months ended December 31, 2004 and the 2005 Pre-IPO Period. During these periods, Luxco had no revenues, expenses or income, or assets or liabilities, other than:
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
The following table should be read together with, and is qualified in their entirety by reference to, (a) “Item 5. Operating and Financial Review and Prospects,” included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.
In November 2005, we acquired three Suezmax tankers and related long-term fixed rate time charter contracts from Teekay Corporation. In December 2004, Teekay Spain sold the Granada Spirit to a subsidiary of Teekay Corporation and in May 2005, Teekay Corporation contributed the Granada Spirit to the Partnership. In addition, refer to Item 5 — Operating and Financial Review and Prospects: Results of Operations — Items You Should Consider When Evaluating Our Results of Operations for the discussion on the LPG carrier and the two LNG carriers we acquired from Teekay Corporation in January 2007 and April 2008, respectively. These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, our statements of income for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 reflect the results of operations of these seven vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation, which were September 26, 2003, November 10, 2003, and January 4, 2004 (the three Suezmax tankers); April 1, 2003 (Dania Spirit); December 13 and 14, 2007 (the two LNG carriers); and as if we had not sold the vessel to Teekay Corporation on December 6, 2004 (Granada Spirit).
The information presented in the following tables and related footnotes have been adjusted to reflect the inclusion of the Dropdown Predecessor in our financial results for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 as the Company accounts for the acquisition of the seven vessels as business combinations between entities under common control.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	January 1	May 1	January 1	May 10	Year	Year	Year
	to	to	to	to	Ended	Ended	Ended
	April 30,	December 31,	May 9,	December 31,	December 31,	December 31,	December 31,
	2004	2004	2005	2005	2006	2007	2008
	(in thousands, except per unit and fleet data)
Income Statement Data:
Voyage revenues	$51,849	$105,762	$67,575	$107,343	$186,880	$269,974	$303,781

Operating expenses:
Voyage expenses (1)	1,994	3,888	1,934	639	2,036	1,197	3,253
Vessel operating expenses (2)	12,783	25,703	14,609	22,646	40,977	56,863	77,113
Depreciation and amortization	11,008	31,223	18,134	32,570	53,076	66,017	76,880
General and administrative	3,112	6,494	4,481	8,732	14,152	15,186	20,201

Total operating expenses	28,897	67,308	39,158	64,587	110,241	139,263	177,447

Income from vessel operations	22,952	38,454	28,417	42,756	76,639	130,711	126,334
Interest expense (4)	(19,002)	(98,871)	(48,568)	(51,663)	(35,298)	(167,870)	(404,245)
Interest income (4)	8,692	13,519	9,098	14,098	13,041	88,737	240,922
Foreign currency exchange gain (loss) (3)	18,010	(78,831)	52,295	29,523	(39,590)	(41,241)	18,244
Other (loss) income	(10,934)	3,926	(17,159)	3,045	(429)	(1,414)	1,181
Goodwill impairment	—	—	—	—	—	—	(3,648)

Income (loss) income before non-controlling interest	19,718	(121,803)	24,083	37,759	14,363	8,923	(21,212)
Non-controlling interest	—	—	—	—	(3,234)	16,739	40,698

Net income (loss)	19,718	(121,803)	24,083	37,759	11,129	25,662	19,486

Dropdown Predecessor’s interest in net income (loss)	$3,554	$6,270	$3,383	$1,588	$(123)	$520	$894
General Partner’s interest in net income	—	—	—	6,229	1,542	9,752	11,989
Limited partners’ interest:
Net income (loss)	16,164	(128,073)	20,700	29,942	9,710	15,390	6,603
Net income (loss) per:
Common unit (basic and diluted) (5)	0.69	(5.46)	0.88	1.19	0.42	0.58	0.00
Subordinated unit (basic and diluted) (5)	0.69	(5.46)	0.88	0.71	0.07	0.27	0.00
Total unit (basic and diluted) (5)	0.69	(5.46)	0.88	0.97	0.27	0.45	0.00
Cash distributions declared per unit	—	—	—	0.65	1.80	2.05	2.22
Balance Sheet Data (at end of period):
Cash and marketable securities	$11,289	$156,410	—	$35,955	$29,288	$91,891	$117,641
Restricted cash (6)	385,564	435,112	—	298,323	670,758	679,229	642,949
Vessels and equipment (7)	785,498	1,247,766	—	1,522,887	1,715,662	2,065,572	2,207,878
Total assets (6)	1,206,217	2,089,636	—	2,085,634	2,928,422	3,818,616	3,436,957
Total debt and capital lease obligations (6)	1,213,587	2,034,353	—	1,266,281	1,961,021	2,582,991	2,199,952
Total stockholder’s/partners’ equity (deficit)	(100,872)	(103,262)	—	736,599	703,190	709,292	805,851
Common units outstanding (5)	8,734,572	8,734,572	8,734,572	20,238,072	20,240,547	22,540,547	33,338,320
Subordinated units outstanding (5)	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572	11,050,929
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$20,785	$23,628	$15,980	$59,726	$89,383	$115,450	$149,570
Financing activities	(31,823)	406,289	(163,646)	36,530	(266,048)	630,395	403,262
Investing activities	901	(284,698)	18,758	(87,803)	169,998	(683,242)	(527,082)
Other Financial Data:
Net voyage revenues (8)	$49,855	$101,874	$65,641	$106,704	$184,844	$268,777	$300,528
EBITDA (9)	40,391	(5,845)	84,026	104,846	86,837	171,967	259,894
Capital expenditures:
Expenditures for vessels and equipment (11)	5,522	83,703	44,270	158,045	1,037	160,757	172,093
Expenditures for drydocking	—	4,085	371	3,494	3,693	3,724	11,966
Liquefied Gas Fleet Data:
Calendar-ship-days (10)	363	905	645	1,180	1,887	2,897	3,701
Average age of our fleet (in years at end of period)	2.1	1.8	1.9	2.8	3	4.3	5.1
Vessels at end of period (12)	3	5	5	5	6	10	11
Suezmax Fleet Data:
Calendar-ship-days (10)	1,054	1,924	1,032	1,833	2,920	2,920	2,928
Average age of our fleet (in years at end of period)	6.0	3.9	4.3	3.0	4.0	4.5	5.5
Vessels at end of period (12)	9	8	8	8	8	8	8

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)
Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. Our primary source for the foreign currency gains and losses is our Euro-denominated term loans, which totaled 311.6 million Euros ($411.3 million) at December 31, 2006, 304.3 million Euros ($444.0 million) at December 31, 2007 and 296.4 million Euros ($414.1 million) at December 31, 2008.

(4)
We entered into interest rate swaps to mitigate our interest rate risk from our floating-rate debt, leases and restricted cash. Changes in the fair value of our derivatives are recognized immediately into income and are presented as interest expense or interest income. Please see Item 18 - Financial Statements: Note 13 Derivative Instruments.

(5)
Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor and the amount of net income (loss) allocated to our general partner’s interest for periods subsequent to our initial public issuance date of common units on May 10, 2005, by the weighted-average number of units outstanding during the period. For periods prior to May 10, 2005, such units are deemed equal to the common and subordinated units received by Teekay Corporation in exchange for net assets it contributed to us in connection with the initial public offering.

(6)
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

(7)	Vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation, and (c) advances on our newbuildings.

(8)
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

	January 1 to	May 1 to	January 1 to	May 10 to	Year Ended	Year Ended	Year Ended
	April 30,	December 31,	May 9,	December 31,	December 31,	December 31,	December 31,
	2004	2004	2005	2005	2006	2007	2008
Voyage revenues	$51,849	$105,762	$67,575	$107,343	$186,880	$269,974	$303,781
Voyage expenses	(1,994)	(3,888)	(1,934)	(639)	(2,036)	(1,197)	(3,253)

Net voyage revenues	$49,855	$101,874	$65,641	$106,704	$184,844	$268,777	$300,528

(9)	EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below:
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

	January 1	May 1	January 1	May 10
	to	to	to	to	Year Ended	Year Ended	Year Ended
	April 30,	December 31,	May 9,	December 31,	December 31,	December 31,	December 31,
	2004	2004	2005	2005	2006	2007	2008

Reconciliation of “EBITDA” to “Net income (loss)”:
Net income (loss)	$19,718	$(121,803)	$24,083	$37,759	$11,129	$25,662	$19,486
Depreciation and amortization	11,008	31,223	18,134	32,570	53,076	66,017	76,880
Interest expense, net	10,310	85,352	39,470	37,565	22,257	79,133	163,323
(Benefit) provision for income taxes	(645)	(617)	2,339	(3,048)	375	1,155	205

EBITDA (i)	$40,391	$(5,845)	$84,026	$104,846	$86,837	$171,967	$259,894

Reconciliation of “EBITDA” to “Net operating cash flow”:
Net operating cash flow	$20,785	$23,628	$15,980	$59,726	$89,383	$115,450	$149,570
Non-controlling interest	—	—	—	—	(3,234)	16,739	40,698
Expenditures for drydocking	—	4,085	371	3,494	3,693	3,724	11,966
Interest expense, net	10,310	85,352	39,470	37,565	22,257	79,133	163,323
(Loss) gain on sale of assets	(11,837)	3,428	(15,282)	186	—	—	—
Change in working capital	(911)	(9,861)	2,209	(4,763)	(1,208)	(12,313)	(31,962)
Change in fair value of interest rate swaps	3,985	(43,678)	(8,447)	(14,000)	24,180	(3,195)	(82,543)
Foreign currency exchange gain (loss) and other, net	18,059	(68,799)	49,725	22,638	(48,234)	(27,571)	8,842

EBITDA	$40,391	$(5,845)	$84,026	$104,846	$86,837	$171,967	$259,894

(i)
EBITDA is net of non-controlling interest of $40.7 million, $16.7 million and $(3.2) million for the years ended December 31, 2008, 2007 and 2006, respectively. Non-controlling interest is nil for the periods January 1 to April 30, 2004, May 1 to December 31, 2004, January 1 to May 9, 2005, and May 10 to December 31, 2005.

EBITDA also includes the following:

	January 1	May 1	January 1	May 10
	to	to	to	to	Year Ended	Year Ended	Year Ended
	April 30,	December 31,	May 9,	December 31,	December 31,	December 31,	December 31,
	2004	2004	2005	2005	2006	2007	2008

Foreign currency exchange gain (loss)	$18,010	$(78,831)	$52,295	$29,523	$(39,590)	$(41,241)	$18,244
Change in fair value of the Toledo Spirit derivative included in revenue	—	—	—	(6,484)	(872)	14,136	(2,003)

	$18,010	$(78,831)	$52,295	$23,039	$(40,462)	$(27,105)	$16,241

(10)
Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels were in our possession during that period (including five vessels deemed to be in our possession for accounting purposes as a result of the impact of the Dropdown Predecessor prior to our actual acquisition of such vessels).

(11)	Expenditures for vessels and equipment excludes non-cash investing activities. Please read Item 18 — Financial Statements: Note 15 — Supplemental Cash Flow Information.

(12)	Does not include four newbuilding LNG carriers which are accounted for under the equity method following their delivery between May and July of 2008.

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
We may not have sufficient cash available each quarter to pay the minimum quarterly distribution on our common units. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:
•	the rates we obtain from our charters;
•	the level of our operating costs, such as the cost of crews and insurance;
•	the continued availability of LNG and LPG production, liquefaction and regasification facilities;
•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;
•	delays in the delivery of newbuildings and the beginning of payments under charters relating to those vessels;
•	prevailing global and regional economic and political conditions;
•	currency exchange rate fluctuations; and
•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.
The actual amount of cash we will have available for distribution also will depend on factors such as:
•	the level of capital expenditures we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;
•	our debt service requirements and restrictions on distributions contained in our debt instruments;
•	fluctuations in our working capital needs;
•	our ability to make working capital borrowings, including to pay distributions to unitholders; and
•	the amount of any cash reserves, including reserves for future capital expenditures and other matters, established by Teekay GP L.L.C., our general partner (or the General Partner) in its discretion.
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

In addition, our actual maintenance capital expenditures vary significantly from quarter to quarter based on, among other things, the number of vessels drydocked during that quarter. Our partnership agreement requires our General Partner to deduct estimated, rather than actual, maintenance capital expenditures from operating surplus (as defined in our partnership agreement) each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee of our General Partner’s board of directors at least once a year. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures — as we expect will be the case in the years we are not required to make expenditures for mandatory drydockings — the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus. If our General Partner underestimates the appropriate level of estimated maintenance capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures begin to exceed our previous estimates.
We will be required to make substantial capital expenditures to expand the size of our fleet. We generally will be required to make significant installment payments for acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make required payments on our debt securities and cash distributions on our common units may be diminished or our financial leverage could increase or our unitholders could be diluted.
We make substantial capital expenditures to increase the size of our fleet, particularly the number of LNG and LPG carriers we own. As at December 31, 2008, we have agreed to purchase from Teekay Corporation its interests in a number of LNG and LPG delivered and newbuilding carriers and from I.M. Skaugen ASA (or Skaugen) three LPG carriers. Teekay Corporation is obligated to offer to us its interests in additional vessels. Please read Item 5 — Operating and Financial Review and Prospects, for additional information about some of these pending and proposed acquisitions. In addition, we are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from late-2009 to 2011.
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
As at December 31, 2008, our consolidated debt, capital lease obligations and advances from affiliates totaled $2.2 billion and we had the capacity to borrow an additional $374.2 million under our credit facilities. These facilities may be used by us for general partnership purposes. If we are awarded contracts for new LNG or LPG projects, our consolidated debt and capital lease obligations will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:
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

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.
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
We have derived, and believe that we will continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. Please see Item 18 — Financial Statements: Note 4 Segment Reporting.
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

•
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•
under some of our time charters, the customer terminates the charter because of the termination of the charterer’s LNG/LPG sales agreement supplying the LNG/LPG designated for our services, or a prolonged force majeure event affecting the customer, including damage to or destruction of relevant LNG/LPG production or regasification facilities, war or political unrest preventing us from performing services for that customer.

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
Growth of the LNG market, and as a consequence, the LPG market, may be limited by infrastructure constraints and community environmental group resistance to new LNG infrastructure over concerns about the environment, safety and terrorism.
A complete LNG/LPG project includes production, liquefaction, regasification, storage and distribution facilities and LNG/LPG carriers. Existing LNG/LPG projects and infrastructure are limited, and new or expanded LNG/LPG projects are highly complex and capital-intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG/LPG infrastructure or disrupt the supply of LNG/LPG, including:
•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG/LPG projects on commercially reasonable terms;
•	decreases in the price of LNG/LPG, which might decrease the expected returns relating to investments in LNG/LPG projects;
•	the inability of project owners or operators to obtain governmental approvals to construct or operate LNG/LPG facilities;
•	local community resistance to proposed or existing LNG/LPG facilities based on safety, environmental or security concerns;
•	any significant explosion, spill or similar incident involving an LNG/LPG facility or LNG carrier; and
•	labor or political unrest affecting existing or proposed areas of LNG/LPG production.
If the LNG/LPG supply chain is disrupted or does not continue to grow, or if a significant LNG/LPG explosion, spill or similar incident occurs, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.
Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.
One of our principal objectives is to enter into additional long-term, fixed-rate LNG and LPG time charters. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. LNG/LPG shipping contracts are awarded based upon a variety of factors relating to the vessel operator, including:
•	shipping industry relationships and reputation for customer service and safety;
•	LNG/LPG shipping experience and quality of ship operations (including cost effectiveness);
•	quality and experience of seafaring crew;
•	the ability to finance LNG/LPG carriers at competitive rates and financial stability generally;
•	relationships with shipyards and the ability to get suitable berths;
•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;
•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and
•	competitiveness of the bid in terms of overall price.

We compete for providing marine transportation services for potential LNG/LPG projects with a number of experienced companies, including state-sponsored entities and major energy companies affiliated with the LNG/LPG project requiring LNG/LPG shipping services. Many of these competitors have significantly greater financial resources than we do or Teekay Corporation does. We anticipate that an increasing number of marine transportation companies — including many with strong reputations and extensive resources and experience — will enter the LNG/LPG transportation sector. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.
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
We may have more difficulty entering into long-term, fixed-rate LNG time charters if an active short-term or spot shipping market develops.
LNG shipping historically has been transacted with long-term, fixed-rate time charters, usually with terms ranging from 20 to 25 years. One of our principal strategies is to enter into additional long-term, fixed-rate LNG time charters. In recent years the number of spot and short term LNG charters (defined as charters under 4 years) has been increasing. In 2008 they accounted for approximately 18% of global LNG trade.
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
Our growth strategy includes selectively acquiring existing LNG carriers or LNG shipping businesses. Historically, there have been very few purchases of existing vessels and businesses in the LNG shipping industry. Factors that may contribute to a limited number of acquisition opportunities in the LNG/LPG industries in the near term include the relatively small number of independent LNG/LPG fleet owners and the limited number of LNG/LPG carriers not subject to existing long-term charter contracts. In addition, competition from other companies could reduce our acquisition opportunities or cause us to pay higher prices.
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
Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.
Terrorist attacks, and the current conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, Spain or elsewhere, which may contribute further to economic instability and disruption of LNG/LPG and oil production and distribution, which could result in reduced demand for our services.
In addition, LNG, LPG and oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks and our vessels could be targets of pirates or hijackers. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport LNG, LPG, natural gas and oil to or from certain locations. Terrorist attacks, war, piracy, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of LNG, LPG or oil to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.
Terrorist attacks, or the perception that LNG/LPG facilities and carriers are potential terrorist targets, could materially and adversely affect expansion of LNG/LPG infrastructure and the continued supply of LNG/LPG to the United States and other countries. Concern that LNG/LPG facilities may be targeted for attack by terrorists has contributed to significant community and environmental resistance to the construction of a number of LNG/LPG facilities, primarily in North America. If a terrorist incident involving an LNG/LPG facility or LNG/LPG carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect construction of additional LNG facilities in the United States and other countries or lead to the temporary or permanent closing of various LNG/LPG facilities currently in operation.
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
Various jurisdictions and the U.S. Environmental Protection Agency (or EPA) have recently adopted regulations affecting the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. to the EPA’s new ballast water treatment obligations will increase the cost of operating our vessels in United States waters.
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
A significant portion of our seafarers, and the seafarers employed by Teekay Corporation and its other affiliates that crew some of our vessels, are employed under collective bargaining agreements, which expired at varying times through 2008. The collective bargaining agreement for our Filipino LNG tanker crew members (covering four Spanish LNG tankers) has been renewed. The collective bargaining agreement for our Spanish Suezmax tanker crew members (covering five Spanish Suezmax tankers) and the collective bargaining agreement for our Spanish LNG tanker officers (covering four Spanish LNG tankers) expired at the end of 2008 and were renewed until a new one is renegotiated during 2009. We may be subject to similar labor agreements in the future. Crew compensation levels under new or renegotiated collective bargaining agreements may exceed existing compensation levels, which would adversely affect our results of operations and cash flows. We may be subject to labor disruptions in the future if our relationships deteriorate with our seafarers or the unions that represent them. Our collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.
Teekay Corporation may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, or may have to pay substantially increased costs for its employees and crew.
Our success depends in large part on Teekay Corporation’s ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. The oil shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage resulted in crew wage increases during 2007 and 2008. We expect the trend of increasing crew compensation to continue during 2009. If we are not able to increase our rates to compensate for any crew cost increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

Due to our lack of diversification, adverse developments in our LNG, LPG or oil marine transportation businesses could reduce our ability to make distributions to our unitholders.
We rely exclusively on the cash flow generated from our LNG and LPG carriers and Suezmax oil tankers that operate in the LNG, LPG and oil marine transportation business. Due to our lack of diversification, an adverse development in the LNG, LPG or oil shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.
Teekay Corporation and its affiliates may engage in competition with us.
Teekay Corporation and its affiliates, including Teekay Offshore Partners L.P. (or Teekay Offshore), may engage in competition with us. Pursuant to an omnibus agreement between Teekay Corporation, Teekay Offshore, us and other related parties, Teekay Corporation, Teekay Offshore and their respective controlled affiliates (other than us and our subsidiaries) generally have agreed not to own, operate or charter LNG carriers without the consent of our General Partner. The omnibus agreement, however, allows Teekay Corporation, Teekay Offshore or any of such controlled affiliates to:
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
In addition, pursuant to the omnibus agreement, Teekay Corporation, Teekay Offshore or any of their respective controlled affiliates (other than us and our subsidiaries) may:
•
acquire, operate or charter LNG carriers if our General Partner has previously advised Teekay Corporation or Teekay Offshore that the board of directors of our General Partner has elected, with the approval of the conflicts committee of its board of directors, not to cause us or our subsidiaries to acquire or operate the carriers;

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
Teekay Corporation, which owns and controls our General Partner, indirectly owns the 2% General Partner interest and as at May 1, 2009 owned a 52.1% limited partner interest in us. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our General Partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our General Partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:
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

•
in some instances our General Partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on our subordinated units or to make incentive distributions (in each case to affiliates to Teekay Corporation) or to accelerate the expiration of the subordination period applicable to our subordinated units;

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
We and a joint venture partner are the lessee under 30-year capital lease arrangements with a third party for three LNG carriers. Under the terms of these capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect or there is a change in the applicable tax legislation, the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. However, the terms of the lease arrangements enable us and our joint venture partner to terminate the lease arrangement on a voluntary basis at any time. In the event of an early termination of the lease arrangements, the joint venture may be obliged to pay termination sums to the lessor sufficient to repay its investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of tax depreciation, if any.
In addition, the subsidiaries of another joint venture formed to service the Tangguh LNG project in Indonesia have entered into lease arrangements with a third party for two LNG carriers, and we intend to purchase Teekay Corporation’s interest in this joint venture in 2009. The terms of the lease arrangements provide similar tax and change of law risk assumption by this joint venture as we have with the three LNG carriers above.
The continuation of recent economic conditions, including disruptions in the global credit markets, could adversely affect our results of operations.
The recent economic downturn and financial crisis in the global markets have produced illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks and reduced access to capital markets. If this economic downturn continues, we may face restricted access to the capital markets or secured debt lenders, such as our revolving credit facilities. The decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.
The recent economic downturn may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.
The recent economic downturn in the global financial markets may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customer’s inability to pay could also result in their default on our current contracts and charters. The decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations. We cannot determine whether the difficult conditions in the economy and the financial markets will improve or worsen in the near future.
Some of our subsidiaries are classified as corporations for U.S. federal income tax purposes, which could result in additional tax.
Our subsidiaries Arctic Spirit LLC and Polar Spirit LLC, which own the two LNG carriers, are classified as corporations for U.S. federal income tax purposes. As such, if these subsidiaries (and any other subsidiary classified as a corporation for U.S. federal income tax purposes) fail to qualify for an exemption from U.S. federal income tax on the U.S. source portion of our income attributable to transportation that begins or ends (but not both) in the United States, the subsidiaries may be subject to U.S. federal income tax on such income. The imposition of this tax would result in decreased cash available for distribution to common unitholders. Please see Item 4 - Information on the Partnership: D. Taxation of the Partnership: United States Taxation: Taxation of Operating Income. In addition, these subsidiaries could be treated as passive foreign investment companies (or PFICs) for U.S. federal income tax purposes. U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. For a discussion of the consequences of possible PFIC classification on our unitholders, please read Item 10 — Additional Information: Taxation to Unitholders — United States Tax Consequences: Consequences of Possible PFIC Classification.
The Internal Revenue Service (or IRS) may challenge the manner in which we value our assets in determining the amount of income, gain, loss and deduction allocable to the unitholders, which could adversely affect the value of the common units.
A unitholder’s taxable income or loss with respect to a common unit each year will depend upon a number of factors, including the nature and fair market value of our assets at the time the holder acquired the common unit, whether we issue additional units or whether we engage in certain other transactions, and the manner in which our items of income, gain, loss and deduction are allocated among our partners. For this purpose, we determine the value of our assets and the relative amounts of our items of income, gain, loss and deduction allocable to our unitholders and our general partner as holder of the incentive distribution rights by reference to the value of our interests, including the incentive distribution rights. The IRS may challenge any valuation determinations that we make, particularly as to the incentive distribution rights, for which there is no public market. Moreover, the IRS could challenge certain other aspects of the manner in which we determine the relative allocations made to our unitholders and to the general partner as holder of our incentive distribution rights. A successful IRS challenge to our valuation or allocation methods could increase the amount of net taxable income and gain realized by a unitholder with respect to a common unit. Any such IRS challenge, whether or not successful, could adversely affect the value of our common units.

If we do not receive a favorable ruling from the IRS related to the type of structure we propose to use for certain of our LPG operations, we may recognize additional non-qualifying income from our LPG operations. Because we also plan to use the same structure for certain of our LNG operations, we may also receive less cash flow than expected from these LNG operations, or none at all, if we do not receive the ruling.
We anticipate that the LPG carriers acquired from Skaugen will be held by a foreign subsidiary classified as a corporation for U.S. federal income tax purposes that is wholly owned by a U.S. partnership. We have requested a ruling from the IRS that would cause this foreign subsidiary not to be classified as PFIC for U.S. federal income tax purposes. If we do not receive a favorable ruling from the IRS, we anticipate that we would operate the LPG carriers in a pass-through structure rather than a corporation, and thereby avoid PFIC status for those vessels. Doing so would increase the amount of our non-qualifying income for purposes of determining our status as a partnership for U.S. federal income tax purposes, but we do not anticipate that the amount of this non-qualifying income would be sufficient to jeopardize such status. Please see Item 4 — Information on the Partnership: D. Taxation of the Partnership United States Taxation: Classification as a Partnership.
If we receive a favorable ruling with respect to the LPG carrier structure, we anticipate that we will use the same structure to acquire and hold the carriers servicing the Tangguh LNG project. If we do not receive a favorable ruling, we believe placing the two LNG carriers servicing the Tangguh project in a pass-through structure could jeopardize our status as a partnership for U.S. federal income tax purposes due to the nature of their charter agreements and the amount of income they generate. Please see 4 D. Taxation of the Partnership: United States Taxation: Classification as a Partnership. In order to preserve our status as a partnership for U.S. federal income tax purposes, in the event we do not receive a favorable ruling, we would (1) seek to restructure the project, which may provide us less benefit than we originally anticipated or (2) require certain tax elections to be made by unitholders to avoid adverse tax consequences of this subsidiary being treated as a PFIC. For a discussion of the consequences of possible PFIC classification on our unitholders, please see Item 4 — Information on the Partnership: D. Taxation of the Partnership — United States Taxation: Consequences of Possible PFIC Classification. If any of these alternatives are not satisfactory to us, we may not acquire Teekay Corporation’s interest in the two LNG carriers and related charters. In that case, we would not receive the cash flow we currently expect to receive from this project.
If the IRS does not grant Teekay Holdings Limited’s request for an extension of time to make an election to be classified as a disregarded entity for U.S. federal income tax purposes, we may not be able to continue to rely on the ruling we received from the IRS that our income derived from certain time charters is qualifying income under Section 7704(d) of the Internal Revenue Code and, as a result, there is greater uncertainty as to whether we will be classified as a partnership for U.S. federal income tax purposes.
On May 11, 2007, Teekay Corporation transferred its greater than 50% interest in our capital and profits to its wholly-owned subsidiary, Teekay Holdings Limited. Teekay Holdings Limited did not timely elect to be classified as a disregarded subsidiary of Teekay Corporation for U.S. tax purposes in connection with this transaction. If the IRS does not grant Teekay Holdings Limited’s request for an extension of time to make an election to be classified as a disregarded entity for U.S. federal income tax purposes, we will be considered, as of May 11, 2007, to have been terminated as a partnership for U.S. federal income tax purposes, and then to have been reconstituted as a new partnership. Please see Item 4 — Information on the Partnership: D. Taxation of the Partnership: United States Taxation: May 2007 Constructive Termination if IRS Does Not Grant Requested Ruling. If we are considered to have been terminated, it is uncertain whether we could continue to rely on the ruling we received from the IRS that our income derived from certain time charters is qualifying income under Section 7704(d) of the U.S. Internal Revenue Code.
If we were treated as a corporation for U.S. federal income tax purposes, we could be treated as a PFIC for U.S. federal income tax purposes and unitholders could be subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. For a discussion of the consequences of possible PFIC classification on our unitholders, please see Item 10 — Additional Information: Taxation to Unitholders — United States Tax Consequences: Consequences of Possible PFIC Classification.
Item 4. Information on the Partnership
A. Overview, History and Development
Overview and History
Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. We were formed in 2004 by Teekay Corporation, the world’s largest owner and operator of medium sized crude oil tankers, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate time charters. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we continue to expand our LNG and LPG operations.
As of May 1, 2009, our fleet, excluding newbuildings, consisted of 15 LNG carriers, eight Suezmax-class crude oil tankers and two LPG carriers, all of which are double-hulled. Our fleet is young, with an average age of approximately four years for our LNG carriers, approximately seven years for our Suezmax tankers, and approximately five years for our LPG carriers, compared to world averages of 10, 9 and 17 years, respectively, as of May 1, 2009.

Our vessels operate under long-term, fixed-rate time charters with major energy and utility companies. The average remaining term for these charters is approximately 20 years for our LNG carriers, approximately 9 years for our Suezmax tankers, and approximately 11 years for our LPG carriers, subject, in certain circumstances, to termination or vessel purchase rights.
Our fleet of existing LNG carriers currently has approximately 2.4 million cubic meters of total capacity. The aggregate capacity of our Suezmax tanker fleet is approximately 1.2 million deadweight tonnes (dwt). Upon delivery of the four remaining LPG newbuilding carriers, the total capacity of our fleet of LPG carriers will increase to approximately 60,000 cubic meters.
Our original fleet was established by Naviera F. Tapias S.A. (or Tapias), a private Spanish company founded in 1991 to ship crude oil. Tapias began shipping LNG with the acquisition of its first LNG carrier in 2002. Teekay Corporation acquired Tapias in April 2004 and changed its name to Teekay Shipping Spain S.L. (or Teekay Spain). As part of the acquisition, Teekay Spain retained its senior management, including its chief executive officer, and other personnel who continue to manage the day-to-day operations of Teekay Spain with input on strategic decisions from our General Partner. Teekay Spain also obtains strategic consulting, advisory, ship management, technical and administrative services from affiliates of Teekay Corporation.
We were formed in connection with our initial public offering. Upon the closing of that offering on May 10, 2005, we acquired Teekay Spain and other assets, and began operating as a publicly-traded limited partnership.
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
In the last several years, we derived 100% of our revenues from time charters. During these periods, all our vessels were employed on long-term time charters. We do not anticipate earning revenues from voyage charters in the foreseeable future.
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
The time charters for three of our Suezmax tankers include a fixed monthly rate for their initial 12-year term, which increases for any extensions. These time charters do not include separately identified capital or operating components or adjust for inflation.
For most of our charters, we earn a profit from a margin built into the operating component. Under other charters, this margin is built into the capital component.
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
Liquefied Gas Segment
LNG Carriers
The LNG carriers in our liquefied gas segment compete in the LNG market. LNG carriers are usually chartered to carry LNG pursuant to time charter contracts, where a vessel is hired for a fixed period of time, usually between 20 and 25 years, and the charter rate is payable to the owner on a monthly basis. LNG shipping historically has been transacted with long-term, fixed-rate time charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Most shipping requirements for new LNG projects continue to be provided on a long-term basis, though the level of spot voyages (typically consisting of a single voyage) and short-term time-charters of less than 12 months duration have grown in the past few years.

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
Most new vessels, including all of our vessels, are being built with a membrane containment system. These systems are built inside the carrier and consist of insulation between thin primary and secondary barriers that are designed to accommodate thermal expansion and contraction without overstressing the membrane. New LNG carriers are generally expected to have a lifespan of approximately 35 to 40 years. Unlike the oil tanker industry, there currently are no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at May 1, 2009 our LNG carriers had an average age of approximately four years, compared to the world LNG carrier fleet average age of approximately 10 years. In addition, as at that date, there were approximately 300 vessels in the world LNG fleet and approximately 86 additional LNG carriers under construction or on order for delivery through 2011.
The following table provides additional information about our LNG vessels as of May 1, 2009.

					Remaining
Vessel	Capacity	Delivery	Our Ownership	Charterer	Charter Term (1)
	(cubic meters)
Operating LNG carriers:
Hispania Spirit	140,500	2002	100%	Repsol YPF	15 years	(3)
Catalunya Spirit	138,000	2003	100%	Gas Natural SDG	16 years	(3)
Galicia Spirit	140,500	2004	100%	Uniòn Fenosa Gas	22 years	(4)
Madrid Spirit	138,000	2004	Capital lease (2)	Repsol YPF	17 years	(3)
Al Marrouna	140,500	2006	Capital lease (2)	RasGas II	18 years	(5)
Al Areesh	140,500	2007	Capital lease (2)	RasGas II	18 years	(5)
Al Daayen	140,500	2007	Capital lease (2)	RasGas II	18 years	(5)
Tangguh Hiri	155,000	2008	Teekay owned (6)	Tangguh	20 years
Al Huwaila	217,300	2008	40%	RasGas 3	24 years	(3)
Al Kharsaah	217,300	2008	40%	RasGas 3	24 years	(3)
Al Shamal	217,300	2008	40%	RasGas 3	24 years	(3)
Al Khuwair	217,300	2008	40%	RasGas 3	24 years	(3)
Arctic Spirit	89,880	1993	100%	Teekay Corporation	9 years	(5)
Polar Spirit	89,880	1993	100%	Teekay Corporation	9 years	(5)
Newbuildings:
Tangguh Sago	155,000	2009	Teekay-owned (6)	Tangguh	20 years

Total Capacity:	2,337,460

(1)	Each of our time charters are subject to certain termination and purchase provisions.

(2)	We lease the vessel under a tax lease arrangement. Please read Item 18 — Financial Statements: Note 5 — Leases and Restricted Cash.

(3)	The charterer has two options to extend the term for an additional five years each.

(4)	The charterer has one option to extend the term for an additional five years.

(5)	The charterer has three options to extend the term for an additional five years each.

(6)
As of May 1, 2009, these vessels are owned by subsidiaries of Teekay Corporation. We are seeking to purchase Teekay Corporation’s 70% interest in these vessels. We have been required to consolidate these vessels in our consolidated financial statements as these entities are variable interest entities and we are its primary beneficiary. Please read Item 5 — Results of Operations: Items You Should Consider When Evaluating Our Results.

Repsol YPF, Gas Natural SDG and Unión Fenosa Gas, S.A. accounted for 27%, 13% and 13% of our revenues in 2006, 19%, 11% and 9% of our revenues in 2007, and 18%, 9% and 8% of our revenues in 2008, respectively. We also derived 23% of our revenues in 2007 and 2008 from RasGas II. No other LNG customer accounted for 10% or more of our revenues during any of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

Each LNG carrier that is owned by us (or that we have agreed to purchase from Teekay Corporation), is encumbered by a mortgage relating to the vessel’s financing. Each of the Madrid Spirit, Al Marrouna, Al Areesh and Al Daayen is considered to be a capital lease. Please read Item 18 — Financial Statements: Note 5 — Leases and Restricted Cash.
LPG Carriers
LPG shipping involves the transportation of three main categories of cargo: liquid petroleum gases including propane, butane and ethane; petrochemical gases including ethylene, propylene and butadiene; and ammonia.
As of May 1, 2009, the worldwide LPG tanker fleet consisted of approximately 1,125 vessels with an average age of approximately 16 years and approximately 190 additional LPG vessels were on order for delivery through 2011. LPG carriers range in size from approximately 500 to approximately 70,000 cubic meters. Approximately 55% of the worldwide fleet is less than 5,000 cubic meters. New LPG carriers are generally expected to have a lifespan of approximately 30 to 35 years.
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
The following table provides additional information about our LPG carriers as of May 1, 2009:

					Remaining
Vessel	Capacity	Delivery	Ownership	Charterer	Charter Term
	(cubic meters)
Operating LPG carriers:
Dania Spirit	7,392	2000	100%	Statoil ASA	7 years
Skaugen Norgas PAN (1)	9,650	2009	100%	I.M. Skaguen ASA	15 years
Newbuildings:
Hull No. WZL 0502 (1)	9,650	2009	100%	I.M. Skaguen ASA	15 years
Hull No. WZL 0503 (1)	9,206	2010	100%	I.M. Skaguen ASA	15 years
Dingheng Jiangsu 1 (2)	12,000	2010	100%	I.M. Skaguen ASA	15 years
Dingheng Jiangsu 2 (2)	12,000	2010	100%	I.M. Skaguen ASA	15 years

Total Capacity:	59,898

(1)
In December 2006, we agreed to acquire three LPG carriers from Skaugen upon their delivery for approximately $33 million per vessel. The first vessel was delivered in April 2009 and the other two vessels are currently under construction and are scheduled to deliver between late 2009 and mid-2010.

(2)
On July 28, 2008 Teekay Corporation purchased two technically advanced 12,000-cubic meter newbuilding Multigas ships from Skaugen subsidiaries and we will acquire the vessels from Teekay Corporation upon their delivery for approximately $47.0 million per vessel. Both vessels are expected to be delivered in the second half of 2010.

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
Oil tanker demand is primarily a function of several factors, primarily the locations of oil production, refining and consumption and world oil demand and supply, while oil tanker supply is primarily a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage.
The majority of crude oil tankers range in size from approximately 80,000 to approximately 320,000 dwt. Suezmax tankers, which typically range from 120,000 to 200,000 dwt, are the mid-size of the various primary oil tanker types, typically sized from 120,000 to 200,000 dwt. As of May 1, 2009, the world tanker fleet included 325 conventional Suezmax tankers, representing approximately 12% of worldwide oil tanker capacity, excluding tankers under 10,000 dwt.
As of May 1 , 2009 our Suezmax tankers had an average age of approximately six years, compared to the average age of nine years for the world Suezmax conventional tanker fleet. New Suezmax tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, United States and international regulations require the phase-out of double-hulled vessels by 25 years. All of our Suezmax tankers are double-hulled.

The following table provides additional information about our Suezmax oil tankers as of May 1, 2009.

						Remaining
Tanker	Capacity	Delivery	Our Ownership		Charterer	Charter Term
	(dwt)
Operating Suezmax tankers:
Tenerife Spirit	159,500	2000	Capital lease	(1), (2)	CEPSA	12 years	(3)
Algeciras Spirit	159,500	2000	Capital lease	(1), (2)	CEPSA	12 years	(3)
Huelva Spirit	159,500	2001	Capital lease	(1)	CEPSA	13 years	(3)
Teide Spirit	159,500	2004	Capital lease	(1)	CEPSA	16 years	(3)
Toledo Spirit	159,500	2005	Capital lease	(1)	CEPSA	17 years	(3)
European Spirit	151,800	2003	100%		ConocoPhillips	7 years	(4)
African Spirit	151,700	2003	100%		ConocoPhillips	7 years	(4)
Asian Spirit	151,700	2004	100%		ConocoPhillips	7 years	(4)

Total Capacity:	1,252,700

(1)
We are the lessee under a capital lease arrangement and are required to purchase the vessel after the end of their respective lease terms for a fixed price. Please read Item 18 - Financial Statements: Note 5 — Leases and Restricted Cash.

(2)	The purchase of these vessels is expected to occur in late-2009.

(3)
CEPSA has the right to terminate the time charter 13 years after the original delivery date, in which case we are generally expected to sell the vessel, subject to our right of first refusal to purchase the vessel.

(4)
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

CEPSA accounted for 29%, 20% and 19% of our 2006, 2007 and 2008 revenues, respectively. We also derived 15%, 11% and 9% of our revenues in 2006, 2007 and 2008, respectively, from ConocoPhillips. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.
Business Strategies
Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:
•
Acquire new LNG and LPG carriers built to project specifications after long-term, fixed-rate time charters have been awarded for the LNG and LPG projects. Our LNG and LPG carriers are built or will be built to customer specifications included in the related long-term, fixed-rate time charters for the vessels. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term, fixed-rate time charters for the projects have been awarded, rather than ordering vessels on a speculative basis. We believe this approach is preferable to speculative newbuilding because it:

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

•
Manage our Suezmax tanker fleet to provide stable cash flows. The remaining terms for our existing long-term Suezmax tanker charters are 7 to 17 years. We believe the fixed-rate time charters for our oil tanker fleet provide us stable cash flows during their terms and a source of funding for expanding our LNG and LPG operations. Depending on prevailing market conditions during and at the end of each existing charter, we may seek to extend the charter, enter into a new charter, operate the vessel on the spot market or sell the vessel, in an effort to maximize returns on our Suezmax fleet while managing residual risk.

Safety, Management of Ship Operations and Administration
Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. In 2007 we introduced a behavior-based safety program called “Safety in Action” to further enhance the safety culture in our fleet. We are also committed to reducing our emissions and waste generation. In 2008, we introduced the Quality Assurance and Training Officers (or QATO) Program to conduct rigorous internal audits of our processes and provide our seafarers with onboard training.
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
Classification, Audits and Inspections
The hull and machinery of all our vessels is “classed” by one of the major classification societies: Det Norske Veritas or Lloyd’s Register of Shipping. The classification society certifies that the vessel has been built and maintained in accordance with its rules. Each vessel is inspected by a classification society surveyor annually, with either the second or third annual inspection being a more detailed survey (or an Intermediate Survey) and the fifth annual inspection being the most comprehensive survey (or a Special Survey). The inspection cycle resumes after each Special Survey. Vessels also may be required to be drydocked at each Intermediate and Special Survey for inspection of the underwater parts of the vessel in addition to a more detailed inspection of the hull and machinery. Many of our vessels have qualified with their respective classification societies for drydocking every five years in connection with the Special Survey and are no longer subject to drydocking at Intermediate Surveys. To qualify, we were required to enhance the resiliency of the underwater coatings of each vessel and mark the hull to accommodate underwater inspections by divers.
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
To achieve our structural integrity objective, we use a comprehensive “Structural Integrity Management System” developed by Teekay Corporation. This system is designed to closely monitor the condition of our vessels and to ensure that structural strength and integrity are maintained throughout a vessel’s life.
Teekay Corporation, which assists us in managing our ship operations through its subsidiaries, has obtained approval for its safety management system as being in compliance with the ISM Code. Our safety management system has also been certified as being compliant with ISO 9001, ISO 14001 and OSHAS 18001 standards. To maintain compliance, the system is audited regularly by either the vessels’ flag state or, when nominated by the flag state, a classification society. Certification is valid for five years subject to satisfactorily completing internal and external audits.
Properties
Other than our vessels, we do not have any material property.
Organizational Structure
Our sole general partner is Teekay GP L.L.C., which is a wholly owned subsidiary of Teekay Corporation. Teekay Corporation also controls its public subsidiaries Teekay Offshore Partners L.P. (NYSE: TOO) and Teekay Tankers Ltd. (NYSE: TNK).
The following is a list of our significant subsidiaries as at May 1, 2009:

Name of Significant Subsidiary	Ownership	State or Jurisdiction of Incorporation

Teekay LNG Operating L.L.C.	100%	Marshall Islands
Naviera Teekay Gas, SL	100%	Spain
Naviera Teekay Gas II, SL	100%	Spain
Naviera Teekay Gas III, SL	100%	Spain
Naviera Teekay Gas IV, SL	100%	Spain
Single Ship Limited Liability Companies	100%	Marshall Islands
Teekay Luxembourg Sarl	100%	Luxembourg
Teekay Nakilat Holdings Corporation	100%	Marshall Islands
Teekay Nakilat Corporation	70%	Marshall Islands
Teekay Nakilat (II) Limited	70%	United Kingdom
Teekay Shipping Spain SL	100%	Spain
Teekay Spain SL	100%	Spain
Teekay II Iberia SL	100%	Spain
Teekay Nakilat (III) Holdings Corporation	100%	Marshall Islands
Teekay Nakilat (III) Corporation	40%	Marshall Islands

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
Regulation — International Maritime Organization (or IMO)
The IMO is the United Nations’ agency for maritime safety. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates, but not by the United States. Under IMO regulations, an oil tanker must be of double-hull construction, be of a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker:
•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a conversion or is a newbuilding delivered on or after July 6, 1996.
In December 2003, the IMO revised its regulations relating to the prevention of pollution from oil tankers. These regulations, which became effective April 5, 2005, accelerated the existing mandatory phase-out of single-hull tankers and impose a more rigorous inspection regime for older tankers. All of our oil tankers are double-hulled and were delivered after July 6, 1996, so our tankers will not be affected directly by these IMO regulations.
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
SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the IGC Code, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.
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
The United States Coast Guard (or Coast Guard) has implemented regulations requiring evidence of financial responsibility in an amount equal to the applicable OPA limitation on liability of 1,900 per gross ton for double-hulled tankers plus the CERCLA liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to agency approval. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA.
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
Environmental Regulation — Other Environmental Initiatives
Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil (not LNG or LPG) as cargo, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $6.9 million plus approximately $977 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $139 million per vessel and the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC.
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
In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency (or EPA), have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the discharge of ballast water and the discharge of bunkers as potential pollutants (OPA 90 applies to discharges of bunkers or cargoes).
The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above. Pursuant to regulations promulgated by the EPA in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court in that action issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date.
The EPA appealed this decision to the Ninth Circuit Court of Appeals which on July 23, 2008, upheld the District Court’s decision. In response, the EPA adopted a new Clean Water Act permit titled the “Vessel General Permit.” Effective February 6, 2009, container vessels (including all vessels of the type operated by us) operating as a means of transportation that discharge ballast water or certain other incidental discharges into U.S. waters must obtain coverage under the Vessel General Permit and comply with a range of best management practices, reporting, inspections and other requirements. The Vessel General Permit also incorporates U.S. Coast Guard requirements for ballast water management and exchange and includes specific technology-based requirements for vessels, including oil and petroleum tankers. Under certain circumstances, the EPA may also require a discharger of ballast water or other incidental discharges to obtain an individual permit in lieu of coverage under the Vessel General Permit. These new requirements will increase the cost of operating our vessels in U.S. waters.
Since the EPA’s adoption of the Vessel General Permit, several U.S. states have added specific requirements to the permit through the Clean Water Act section 401 certification process (which varies from state to state) and, in some cases, require vessels to install ballast water treatment technology to meet biological performance standards.
Since January 2009, several environmental groups and industry associations filed challenges in U.S. federal court to the EPA’s issuance of the Vessel General Permit. These cases are still in early procedural stages of litigation.

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
United States Taxation
This section is based upon provisions of the U.S. Internal Revenue Code of 1986 (or the IRC) as in effect as of the date of this Annual Report, existing final, temporary and proposed regulations there under and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we”, “our” or “us” are references to Teekay LNG Partners L.P. and its direct or indirect wholly owned subsidiaries that have properly elected to be disregarded as entities separate from Teekay LNG Partners L.P. for U.S. federal tax purposes.
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
Section 7704 of the Internal Revenue Code (or IRC) provides that publicly traded partnerships, as a general rule, will be treated as corporations for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships whose “qualifying income” represents 90% or more of their gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including LNG. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We have received a ruling from the Internal Revenue Service (or IRS) that we requested in connection with our initial public offering that the income we derive from transporting LNG and crude oil pursuant to time charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively.
We have not received an IRS ruling or an opinion of counsel that (1) any income we derive from transporting LPG, petrochemical gases and ammonia pursuant to charters that we have entered into or will enter into in the future, (2) income we derive from transporting crude oil, natural gas and products thereof, including liquefied natural gas, pursuant to bareboat charters, or (3) income or gain we recognize from foreign currency transactions, is qualifying income. Accordingly, we are currently treating income from those sources as nonqualifying income. Under some circumstances, such as a significant change in foreign currency rates, the percentage of income or gain from foreign currency transactions in relation to our total gross income could be substantial. We do not expect income or gains from these sources and other income or gains that are not qualifying income to constitute 10% or more of our gross income for U.S. federal income tax purposes. However, it is possible that the operation of certain of our vessels pursuant to bareboat charters could, in the future, cause our non-qualifying income to constitute 10% or more of our future gross income if such vessels were held in a pass-through structure. In order to preserve our status as a partnership for federal income tax purposes, we have requested a ruling from the IRS that would effectively allow us to conduct our bareboat charter operations, as well as our LPG operations, in a subsidiary corporation. If we do not receive a favorable ruling from the IRS we will take such measures, as necessary, including restructuring our bareboat operations or having unitholders make certain tax elections to avoid adverse tax impacts, to preserve our status as a partnership for federal income tax purposes.
May 2007 Constructive Termination if IRS Does Not Grant the Requested Ruling
We will be considered to have been terminated as a partnership for U.S. federal income tax purposes, then to have been reconstituted as a new partnership, each time there is a sale or exchange of more than 50% of the total interests in our capital and profits within a twelve-month period. Please read Item 10 — Additional Information: Taxation to Unitholders — Disposition of Common Units — Constructive Termination.
On May 11, 2007, Teekay Corporation transferred its greater than 50% interest in our capital and profits to its wholly-owned subsidiary, Teekay Holdings Limited. As a result of this transfer and because Teekay Holdings Limited did not timely elect to be classified as a disregarded subsidiary of Teekay Corporation for U.S. tax purposes, we will be considered to have terminated as a partnership for U.S. federal income tax purposes on May 11, 2007, then to have been reconstituted as a new partnership, unless the IRS grants Teekay Holdings Limited’s request for an extension of time to make the classification election.
If we were considered to have terminated as a partnership on May 11, 2007, our depreciation and amortization deductions for 2007 and many subsequent years would be lower than if we were not considered to have terminated.
If we were considered to have terminated as a partnership on May 11, 2007, we would incur administrative expenses in connection with the filing of amended tax returns for 2007 and 2008 and amended unitholder information reports for 2007 and 2008, and the IRS might assert penalties and interest against us for failure to take the termination into account in our original tax returns and information reports, though Teekay Corporation has agreed to indemnify us for these and any other costs or losses to us arising from a May 11, 2007 termination.

THE REMAINING DISCUSSION OF U.S. TAXATION IN ITEM 4 (PART D) APPLIES ONLY IF WE BECOME CLASSIFIED AS A CORPORATION.
Potential Classification as a Corporation
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
Our subsidiaries Arctic Spirit LLC and Polar Spirit LLC are classified as corporations for U.S. federal income tax purposes and are subject to U.S. federal income tax based on the rules applicable to foreign corporations.
We anticipate that, upon delivery of the LPG carriers from Skaugen and the LNG carriers relating to the Tangguh LNG project (assuming we receive a favorable ruling from the IRS as discussed above), we intend to hold these vessels in a subsidiary that will be classified as a corporation for U.S. federal income tax purposes so that the income we derive from the vessels will remain “qualifying income.” However, if we do not receive a favorable ruling from the IRS discussed above, we may (1) restructure the project, which may provide us less benefit than we originally anticipated or (2) require certain tax elections to be made by unitholders to avoid adverse tax consequences of this subsidiary being treated as a passive foreign investment company (or PFIC).
Taxation of Operating Income
We expect that substantially all of our gross income and the gross income of our corporate subsidiaries will be attributable to the transportation of LNG, LPG, crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter or bareboat charter income.
Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States (or U.S. Source International Transportation Income). Transportation Income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States (or U.S. Source Domestic Transportation Income). Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.
Based on our current operations and the operations of our subsidiaries, we expect substantially all of our Transportation Income to be from sources outside the United States and not subject to U.S. federal income tax. However, if we or any of our subsidiaries does earn U.S. Source International Transportation Income or U.S. Source Domestic Transportation, our income or our subsidiaries income may be subject to U.S. federal income taxation under one of two alternative tax regimes (the 4% gross basis tax or the net basis tax, as described below), unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies.
The Section 883 Exemption
In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the IRC and the regulations thereunder (or the Final Section 883 Regulations), it will not be subject to the 4% gross basis tax or the net basis and branch taxes described below on its U.S. Source International Transportation Income. The Section 883 Exemption only applies to U.S. Source International Transportation Income. As discussed below, we believe that under our current ownership structure, the Section 883 Exemption will apply to our subsidiaries Arctic Spirit LLC and Polar Spirit LLC (and any other subsidiaries classified as corporations for U.S. federal income tax purposes) and would apply to us if we were classified as a corporation for U.S. federal income tax purposes.
A non-U.S. corporation will qualify for the Section 883 Exemption if it is organized in a jurisdiction outside the U.S. that grants an equivalent exemption from tax to corporations organized in the U.S. (or an Equivalent Exemption), it meets one of three ownership tests (or the Ownership Test) described in the Final Section 883 Regulations, and it meets certain substantiation, reporting and other requirements.
We and our subsidiaries, Arctic Spirit LLC and Polar Spirit LLC, are organized under the laws of the Republic of the Marshall Islands. We anticipate that any other subsidiaries we form in the future that would be classified as corporations for U.S. federal income tax purposes would also be organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, the U.S. Source International Shipping Income of Arctic Spirit LLC and Polar Spirit LLC and, in the event we were treated as a corporation for U.S. federal income tax purposes, our U.S. Source International Shipping Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes), would be exempt from U.S. federal income taxation provided the Ownership Test is met. We believe that Arctic Spirit LLC and Polar Spirit LLC would satisfy the Ownership Test. We also believe that we would satisfy the Ownership Test. However, the determination of whether we or our subsidiaries will satisfy the Ownership Test at any given time depends upon a multitude of factors, including the relative value of our common units, subordinated units, general partner interest and incentive distribution rights, Teekay Corporation’s ownership of us and rights to allocations and distributions from us, whether Teekay Corporation’s stock is publicly traded, the concentration of ownership of Teekay Corporation’s own stock and the satisfaction of various substantiation and documentation requirements. There can be no assurance that we would satisfy these requirements at any given time and, thus, that the U.S. Source International Shipping Income of us or of Arctic Spirit LLC or Polar Spirit LLC would be exempt from U.S. federal income taxation by reason of Section 883 in any of our taxable years.

The Net Basis Tax and Branch Profits Tax
Neither we, nor any of our subsidiaries, currently expect to have a fixed place of business in the U.S. Nonetheless, if this were to change or we or any of our subsidiaries were otherwise treated as having such a fixed place of business involved in earning U.S. Source International Transportation Income, to the extent we or any of our subsidiaries were classified as a corporation for U.S. federal income tax purposes, such U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the U.S. (or Effectively Connected Income) if substantially all of our (or such subsidiaries) U.S. source International Transportation Income were attributable to regularly scheduled transportation or bareboat charters attributable to a fixed place of business within the United States. We do not believe that we or our subsidiaries derive U.S. Source Transportation Income that is attributable to regularly scheduled transportation or bareboat charters attributable to a fixed place of business within the United States. However, there is no assurance that the manner of our operations or the nature of our income would not change in the future.
U.S. Source Domestic Transportation Income generally is treated as Effectively Connected Income.
Any income that we or our subsidiaries earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35%). In addition, if we or our subsidiaries earn income that is treated as Effectively Connected Income, a 30% branch profits tax imposed under Section 884 of the IRC generally would apply such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.
On the sale of a vessel that has produced Effectively Connected Income, the net basis corporate income tax and the 30% branch profits tax could apply with respect to gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we do not expect U.S. federal income tax to apply with respect to gain realized on the sale of a vessel because we expect that any sale of a vessel will be structured so that it is considered to occur outside of the U.S. and so that it is not attributable to an office or other fixed place of business in the U.S.
The 4% Gross Basis Tax
If the Section 883 Exemption does not apply and the net basis tax does not apply, our subsidiaries Arctic Spirit LLC and Polar Spirit LLC (and any other subsidiary classified as a corporation for U.S. federal income tax purposes) would be subject to a 4% U.S. federal income tax on the U.S. source portion of their gross U.S. Source International Transportation Income, without benefit of deductions. In addition, if we were classified as a corporation for U.S. federal income tax purposes and the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to this 4% gross basis tax.
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
Our operating subsidiary, Teekay LNG Operating L.L.C. (a legal resident of Bermuda), through its direct Luxembourg subsidiary, Teekay Luxembourg S.a.r.l. (or Luxco), and other intermediary subsidiaries, indirectly holds all of our operating assets. Luxco is capitalized with equity and loans from Teekay LNG Operating L.L.C. Luxco, in turn, has re-lent a substantial portion of the loan proceeds received from Teekay LNG Operating L.L.C. to Teekay Spain S.L. (or Spainco) and other indirect subsidiaries resident in Spain. Luxco used the remaining proceeds from the loans from and equity purchases by Teekay LNG Operating L.L.C. to purchase shares in Spainco.
Luxco is considered a Luxembourg resident company for Luxembourg tax purposes subject to taxation in Luxembourg on its income regardless of where the income is derived. The generally applicable Luxembourg income tax rate is approximately 30%.
Taxation of Interest Income. Luxco’s loans to Spainco and the other indirect subsidiaries generate interest income. However, because this interest income is offset substantially by interest expense on the loans made by Teekay LNG Operating L.L.C. to Luxco, we believe that any taxation of that income will be immaterial.
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
Taxation of Spanish Subsidiaries Engaged in Shipping Activities. Spain imposes income taxes on income generated by our operating Spanish subsidiaries’ shipping-related activities at a rate of 30%. Two alternative Spanish tax regimes provide incentives for Spanish companies engaged in shipping activities; the Canary Islands Special Ship Registry (or CISSR) and the Spanish Tonnage Tax Regime (or TTR). As at December 31, 2008, the vessels operated by our operating Spanish subsidiaries were subject to the TTR, with the exception of two LNG carriers.
The TTR applies to Spanish companies that own or operate vessels. In the first moment, there was no requirement for the vessel to maintain the Spanish or Canary Island flag or to follow the crewing requirements that correspond to these flags. However, the TTR regime was modified and now it is required that a certain percentage (measured in terms of net tonnage) of the vessels owned or operated under the TTR regime are flagged in a European Union member state. Once granted, the TTR regime applies to the shipping company for an initial period of 10 years, which may be extended for successive 10-year periods upon application by the company.
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
We believe that the TTR regime provides several advantages over the CISSR, including increased flexibility on registering and crewing vessels, a lower overall tax payable and a possible reduction in the Spanish tax on any gain from the disposition of the vessels.
To qualify under the CISSR, the Spanish company’s vessels must be registered in the Canary Islands Special Ship Registry. Under this registry, the Master and First Officer for the vessel must be Spanish nationals and at least 50% of the crew must be European Union nationals. Two of the vessels of our operating Spanish subsidiaries currently are registered in the Canary Islands Special Ship Registry and meet these ship personnel requirements. As a result, we believe that these subsidiaries qualify for the tax benefits associated with the CISSR, representing a credit equal to 90% against the tax otherwise payable on income from the commercial operation of the vessels. This credit effectively reduces the Spanish tax rate on this income to 3%. This deduction does not apply to gains from vessel dispositions.
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
Spainco has obtained shareholder approval for itself and its subsidiaries to file a consolidated tax return for the 2005 through 2007 tax years, and it intends to do so for its 2008 Spanish tax filing due in July of 2009. As a result, no withholding taxes should apply to any interest or dividend payments made between Spainco and its Spanish subsidiaries.
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
Pursuant to Spanish law, interest paid by Spainco to Luxco is not subject to Spanish withholding tax if our Spanish subsidiaries respect the debt-to-equity provisions applicable to direct and indirect debt borrowed from non-European Union resident related parties and if Luxco is a resident of Luxembourg, Luxco does not have a permanent establishment in Spain, and Luxco is not a company qualifying as a tax-exempt 1929 holding company under Luxembourg legislation. We believe Luxco meets the Spanish law requirements. Consequently, we believe that interest paid by Spainco to Luxco should not be subject to withholding tax in Spain.
Pursuant to the European Union Parent-Subsidiary Directive, dividends paid by Spainco to Luxco are not subject to Spanish withholding taxes if Luxco meets an ownership requirement and a Luxembourg presence requirement. We do not anticipate Spainco paying dividends to Luxco in the foreseeable future.

Qatar Taxation
The following discussion is based upon our knowledge of the tax laws of Qatar and regulations, rulings and judicial decisions thereunder. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Qatar income tax considerations applicable to us.
The Qatar Public Revenue and Tax Department’s (or QPRTD) has confirmed that foreign entities are subject to tax in Qatar on income earned from international shipping within Qatari waters. Qatar income tax is usually determined separately for each entity, although on occasion the QPRTD may insist upon a consolidated basis being adopted for multiple foreign entities owned by a common parent. In our case, the three LNG carriers we began operating in Qatar beginning in late 2006 (or the RasGas II LNG Carriers) are operated by separate shipowning subsidiaries owned by Teekay Nakilat Corporation (or Teekay Nakilat), of which we own a 70% interest. An additional four LNG carriers, which were delivered between May 2008 and July 2008, are owned by the Ras Gas 3 Joint Venture in which we acquired a 40% interest in May 2008.
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
Based on our anticipated operation of the three RasGas II LNG Carriers, we believe that the allocation and deduction of operating expenses, tax depreciation and interest expense to the revenue taxable in Qatar should result in no taxation in Qatar for the first ten years of operation, ending in 2016. Furthermore, because the time charters for the RasGas II LNG Carries provide for a gross up payment for any Qatari tax Teekay Nakilat must pay with respect to the operation of the LNG carriers in Qatari waters, we believe any Qatari taxes will not affect our financial results. However, during January 2006, Teekay Corporation entered into finance leases with a U.K. lessor for the three RasGas II LNG Carriers and will have to separately reimburse the lessor for any Qatari taxes. We expect any Qatar tax that the lessor may incur will be insignificant in amount.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
Teekay LNG Partners L.P. is an international provider of marine transportation services for LNG, LPG and crude oil. We were formed in 2004 by Teekay Corporation, the world’s largest owner and operator of medium sized crude oil tankers, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate time charters. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we seek to expand our LNG and LPG operations.
Our primary goal is to increase our quarterly distributions to unitholders. During 2008 we increased distributions from $0.53 per unit for the fourth quarter of 2007 to $0.55 per unit effective for the second quarter of 2008 and to $0.57 per unit for the third quarter of 2008.
SIGNIFICANT DEVELOPMENTS IN 2008
Equity Offerings
On April 23, 2008, we completed a follow-on public offering of 5.0 million common units at a price of $28.75 per unit, for gross proceeds of approximately $143.8 million. On May 8, 2008, the underwriters partially exercised their over-allotment option and purchased an additional 375,000 common units for an additional $10.8 million in gross proceeds to us. Concurrently with the public offering, Teekay Corporation acquired 1.7 million of our common units at the same public offering price for a total cost of $50.0 million. As a result of these equity transactions, we raised gross proceeds of $208.7 million (including our general partner’s proportionate 2% capital contribution), and Teekay Corporation’s ownership of us was reduced from 63.7% to 57.7% (including its indirect 2% general partner interest). We used the net proceeds from the equity offerings of approximately $202.5 million to reduce amounts outstanding under our revolving credit facilities which were used to fund the acquisitions of the Kenai LNG Carriers and our interests in the RasGas 3 LNG Carriers described below.
Purchase of Kenai LNG Carriers
In December 2007, Teekay Corporation acquired two 1993-built LNG carriers (the Kenai LNG Carriers) from a joint venture between Marathon Oil Corporation and ConocoPhillips for a total cost of $230 million and chartered back the vessels to the seller until April 2009 (with options exercisable by the charterer to extend up to an additional seven years). The specialized ice-strengthened vessels were purpose-built to carry LNG from Alaska’s Kenai LNG plant to Japan.
Teekay Corporation offered these vessels to us in accordance with existing agreements. On April 1, 2008, we acquired these two vessels from Teekay Corporation for a total cost of $230 million and immediately chartered the vessels back to Teekay Corporation for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional fifteen years). The charter rate is fixed, and does not provide Teekay Corporation with a profit over the net charter rate Teekay Corporation receives from the Marathon Oil Corporation/ConocoPhillips joint venture unless the joint venture exercises its option to extend the term in which case Teekay Corporation will recognize a profit. The charter rate also adjusts to account for changes in vessel operating expenses and drydocking costs.

Teekay Corporation and the Marathon Oil Corporation/ConocoPhillips joint venture have agreed that when the joint venture ceases to charter the Kenai LNG Carriers, Teekay Corporation will have the right to cause the conversion of the carriers to floating units. If converted, Teekay Corporation would initially pay conversion costs and continue to pay the time charter rate, adjusted to reflect the lack of vessel operating expense. Upon delivery of a converted carrier, we would reimburse Teekay Corporation for the conversion cost, but would receive an increase in the charter rate to account for the capital expenditure to convert the vessel. In addition, because Teekay Corporation is providing at least ten years of stable cash flow to us, we have agreed that it will not be required to offer to us under other existing agreements any re-charter opportunity for the carriers and we will share in the profits of any future charter or floating unit project in excess of a specified rate of return for the project. We have granted Teekay Corporation a right of refusal on any sale of the Kenai LNG Carriers to a third party.
One of the Kenai LNG Carriers, the Arctic Spirit, came off charter from Teekay Corporation to the Marathon Oil Corporation/ConocoPhillips joint venture on March 31, 2009, and our subsidiary Arctic Spirit LLC and Teekay Corporation have entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (MLCI), which gives MLCI the option to purchase the vessel for conversion to an LNG floating production, storage and offload unit (FLNG). The agreement provides for a purchase price of $105 million if Teekay Corporation exercises its option to participate in the project, or $110 million if Teekay Corporation chooses not to participate. Under the option agreement, the Arctic Spirit is reserved for MLCI until December 31, 2009 and MLCI may extend the option quarterly through 2010. Because we charter the Arctic Spirit to Teekay Corporation, Teekay Corporation will continue to pay us the charter rate while the Arctic Spirit is subject to the option. If MLCI exercises the option and purchases the vessel from us, we expect MLCI to convert the vessel to an FLNG (although it is not required to do so) and charter it under a long-term charter contract to a third party. We and Teekay Corporation have the right to participate up to 50% in the conversion and charter project on terms that will be determined as the project progresses. If the option is not exercised, we will continue to charter the Arctic Spirit to Teekay Corporation on the current terms, and Teekay Corporation’s floating unit conversion rights described above will continue. In June 2009, Teekay Corporation has entered into a short-term time charter contract for the Arctic Spirit with Malaysia LNG Tiga Sdn Bhd.
Teekay Corporation will to continue to charter the other Kenai LNG Carriers, the Polar Spirit, to the joint venture until April 2010 and the joint venture has options to renew the charter for up to six more years. The agreement with MLCI also provides that if the conversion of the Arctic Spirit to an FLNG proceeds, we and Teekay Corporation will negotiate, along with an equity investment, a similar option for a designee of MLCI to purchase the Polar Spirit for $125 million when it comes off charter.
Purchase of RasGas 3 LNG Carriers
On May 6, 2008, Teekay Corporation sold to us, pursuant to an existing agreement, its 100% interest in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), which owns a 40% interest in Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture), for a price of $110.2 million. RasGas 3 Joint Venture owns four LNG carriers (the RasGas 3 LNG Carriers) which delivered between May and July 2008 and service the expansion of an LNG project in Qatar under long-term, fixed-rate time charters. Please read Item 18 — Financial Statements: Note 12(f) — Related Party Transactions, for additional information about this transaction and the time-charter contracts under which these vessels operate.
Agreement to Purchase Skaugen Multigas Carriers
On July 28, 2008, Teekay Corporation signed contracts for the purchase of two technically advanced 12,000-cubic meter newbuilding Multigas vessels (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene from subsidiaries of Skaugen. We, in turn, agreed to acquire the vessels from Teekay upon delivery for a total cost of approximately $94.0 million. Both vessels are scheduled to be delivered in the second half of 2010. Upon delivery, each vessel will commence service under 15-year fixed-rate charters to Skaugen.
OTHER SIGNIFICANT PROJECTS
Commencement of the Skaugen LPG Project
In December 2006, we agreed to acquire upon delivery three LPG carriers from Skaugen, each of which has a purchase price of approximately $33 million. The first vessel delivered in April 2009 and the remaining two vessels are expected to be delivered by late 2009 and mid-2010. Upon delivery, the vessels will be chartered at fixed rates for 15 years to Skaugen.
Tangguh LNG Project
In November 2006, we agreed to acquire from Teekay Corporation its 70% interest in a joint venture owning two 155,000 cubic meter LNG carriers and the related 20-year, fixed-rate time charters to service the Tangguh LNG project in Indonesia. The remaining 30% interest in the joint venture relating to this project (or the Teekay Tangguh Joint Venture) is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk. The customer will be The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc.
The first of the two LNG carriers was delivered to the Teekay Tangguh Joint Venture in November 2008 and the related charter commenced in January 2009. The second carrier was delivered in late March 2009 and the related charter commenced in May 2009. We are seeking to purchase Teekay Corporation’s interest in the Teekay Tangguh Joint Venture in 2009; however, we are also seeking to structure the project in a tax efficient manner and have requested a ruling from the IRS related to the type of structure we would use for this project. We do not intend to complete the purchase until we obtain a favorable ruling, which we anticipate receiving in the coming months. If we do not receive a favorable ruling, we would (i) seek to restructure the project, which may provide us less benefit than we originally anticipated or (ii) require certain tax elections to be made by unitholders in order to avoid adverse tax consequences. If any of these alternatives are not satisfactory to us, we may not acquire Teekay Corporation’s interest in the Teekay Tangguh Joint Venture. If the possibility of our not acquiring the interests in the Teekay Tangguh Joint Venture becomes more than remote, we may no longer account for the entity as a variable interest entity, and we may need to reconsider our current accounting of the entity.

Angola LNG Project
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project. The Angola LNG Project is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. Teekay Corporation is required to offer to us its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012.
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
Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the type of the charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than voyage revenues, the most directly comparable financial measure under GAAP.
Vessel Operating Expenses. We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of vessel operating expenses are crews and repairs and maintenance.
Income from Vessel Operations. To assist us in evaluating our operations by segment, we sometimes analyze the income we receive from each segment after deducting operating expenses, but prior to the deduction of interest expense, taxes, foreign currency and interest rate swap gains or losses and other income and losses. For more information, please read Item 18 — Financial Statements: Note 4 — Segment Reporting.
Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every five years. In addition, a shipping society classification intermediate survey is performed on our LNG and LPG carriers between the second and third year of a five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking or intermediate survey. We expense as incurred costs for routine repairs and maintenance performed during drydocking or intermediate survey that do not improve operating efficiency or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
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
Restricted Cash Deposits. Under capital lease arrangements for four of our LNG carriers, we (a) borrowed under term loans and deposited the proceeds into restricted cash accounts and (b) entered into capital leases, also referred to as “bareboat charters,” for the vessels. The restricted cash deposits, together with interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms, where applicable. During vessel construction, we borrowed under the term loans and made restricted cash deposits equal to construction installment payments. For more information, please read Item 18 — Financial Statements: Note 5 — Leases and Restricted Cash.

Foreign Currency Fluctuations. Our functional currency is U.S. dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations are attributed primarily to the following factors:
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

Our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments. For this reason, we have not entered into any forward contracts or similar arrangements to protect against the risk of foreign currency-denominated revenues, expenses or monetary assets or liabilities. If our foreign currency-denominated revenues and expenses become sufficiently disproportionate in the future, we may engage in hedging activities. For more information, please read Item 11 — Quantitative and Qualitative Disclosures About Market Risk.
RESULTS OF OPERATIONS
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance or will affect our future performance are listed below:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In January 2007, we acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter. In April 2008, we acquired interests in the two Kenai LNG Carriers, the Arctic Spirit and the Polar Spirit, from Teekay Corporation and related long-term, fixed-rate time-charter contracts.

These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, our financial statements reflect these vessels and their results of operations referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation, which were April 1, 2003 (Dania Spirit), and December 13 and 14, 2007 (the two Kenai LNG Carriers).

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

As a result of this transaction, Teekay Nakilat received $313.0 million from the sale of the shipbuilding contracts, which approximated the accumulated construction costs incurred as of the sale date. The proceeds from the sale were used to fund restricted cash deposits relating to the capital leases. During 2006, Teekay Nakilat placed an additional $169.1 million in restricted cash deposits, which was funded with $154.8 million of term loans and $14.3 million of loans from its joint venture partners. During 2006, Teekay Nakilat earned $5.4 million of interest income on its restricted cash deposits and incurred $24.7 million of interest expense on its long-term debt and loans from its joint venture partners. During 2007, Teekay Nakilat placed an additional $107.9 million in restricted cash deposits, which was funded with $106.5 million of term loans and $1.4 million of loans from its joint venture partners. During 2007, Teekay Nakilat earned $26.6 million of interest income on its restricted cash deposits and incurred $65.0 million of interest expense on its long-term debt and loans from its joint venture partners. During 2008, Teekay Nakilat placed an additional $18.8 million in restricted cash deposits, which was funded with interest earned on the deposits. During 2008, Teekay Nakilat earned $24.0 million of interest income on its restricted cash deposits and incurred $56.4 million of interest expense on its long-term debt and loans from its joint venture partners.

•
Our financial results reflect the consolidation of Teekay Tangguh, Teekay Nakilat (III), and the Skaugen Multigas Carriers prior to our purchase of interests in those entities. On November 1, 2006, we entered into an agreement with Teekay Corporation to purchase (a) its 100% interest in Teekay Tangguh Holdings Corporation (or Teekay Tangguh), which owns a 70% interest in the Teekay Tangguh Joint Venture, and (b) its 100% interest in Teekay Nakilat (III), which owns a 40% interest in the RasGas 3 Joint Venture. The Teekay Tangguh Joint Venture owns two LNG newbuildings (or the Tangguh LNG Carriers) and related 20-year time charters. RasGas 3 Joint Venture owns the four RasGas 3 LNG Carriers and the related 25-year time charters. We have been required to consolidate Teekay Tangguh in our consolidated financial statements since November 1, 2006, as this entity is a variable interest entity and we are its primary beneficiary; we likewise consolidated in our financial statements Teekay Nakilat (III) as a variable interest entity of which we were the primary beneficiary from November 1, 2006 until we purchased it on May 6, 2008. After this purchase, Teekay Nakilat (III) was no longer a variable interest entity and we now equity account for Teekay Nakilat (III)’s investment in the RasGas 3 Joint Venture in our consolidated financial statements. Our purchase of Teekay Corporation’s interest in the Teekay Tangguh Joint Venture has been delayed because, as described above, we are seeking to structure the project in a tax efficient manner. If we are unable to determine a satisfactory structure, we may not acquire this interest. If the possibility of our not acquiring this interest becomes more than remote, we may no longer account for Teekay Tangguh as a variable interest entity, and we may need to reconsider our current accounting of the entity. On July 28, 2008, Teekay Corporation signed contracts for the purchase of two Skaugen Multigas Carriers from subsidiaries of Skaugen. We have agreed to acquire the companies that own the Skaugen Multigas Carriers from Teekay Corporation upon delivery of the vessels. We have consolidated these ship-owning companies in our financial statements as variable interest entities as we are the primary beneficiary. Please read Item 18 - Financial Statements: Notes 12(e), 12(f), and 12(l) — Related Party Transactions and Note 14(a) — Commitments and Contingencies.

Subsidiaries of the Teekay Tangguh Joint Venture entered into a U.K. tax lease in December 2007. Upon delivery of the vessels, subsidiaries of the Teekay Tangguh Joint Venture will lease the vessels to Everest Leasing Company Limited (or Everest) for a period of 20 years under a tax lease arrangement. Simultaneously, Everest will lease the vessels back to other subsidiaries of the Teekay Tangguh Joint Venture for a period of 20 years.
We are seeking to purchase Teekay Corporation’s interest in the Teekay Tangguh Joint Venture in 2009; however, we are also seeking to structure the project in a tax efficient manner and have requested a ruling from the U.S. Internal Revenue Service related to the type of structure we would use for this project. We do not intend to complete the purchase until we obtain a favorable ruling, which we anticipate receiving in the coming months. If we do not receive a favorable ruling, we would (i) seek to restructure the project, which may provide us less benefit than we originally anticipated or (ii) require certain tax elections to be made by unitholders in order to avoid adverse tax consequences. If any of these alternatives are not satisfactory to us, we may not acquire Teekay Corporation’s interest in the Teekay Tangguh Joint Venture. If the possibility of our not acquiring the interests in the Teekay Tangguh Joint Venture becomes more than remote, we may no longer account for the entity as a variable interest entity, and we may need to reconsider our current accounting of the entity.
•
The size of our fleet will change. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. Please read “ — Liquefied Gas Segment” below for further details about certain prior and future vessel deliveries.

•
One of our Suezmax tankers earns revenues based partly on spot market rates. The time charter for one Suezmax tanker, the Teide Spirit, contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed certain threshold amounts. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed hire rate, our results may continue to be influenced, in part, by the variable component of the Teide Spirit charter. During 2008, 2007 and 2006, we earned $6.6 million, $1.9 million and $3.8 million, respectively, in additional revenue from this variable component.

•
Our vessel operating costs are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage resulted in crew wage increases during 2007 and 2008. We expect the trend of increasing crew compensation to continue during 2009.

•
The amount and timing of drydockings of our vessels can significantly affect our revenues between periods. During 2006 to 2008, our vessels were offhire at various points of time due to scheduled and unscheduled maintenance. The financial impact from these periods of offhire, if material, is explained in further detail below in “— Results of Operations”. No vessels are scheduled for drydocking in 2009.

Year Ended December 31, 2008 versus Year Ended December 31, 2007
Liquefied Gas Segment
Our fleet includes fourteen LNG carriers (including the four delivered RasGas 3 LNG Carriers which we acquired in 2008 and are accounted for under the equity method) and one LPG carrier. All of our LNG and LPG carriers operate under long-term, fixed-rate time charters. We expect our liquefied gas segment to increase due to the following:
•
As discussed above, subject to determining a tax efficient structure, we have agreed to acquire from Teekay Corporation its 70% interest in the Teekay Tangguh Joint Venture, which owns the two newbuilding Tangguh LNG Carriers and the related 20-year, fixed-rate time charters to service the Tangguh LNG project in Indonesia. Please read item 18 — Financial Statements: Note 12(e) — Related Party Transactions and Note 14(a) — Commitments and Contingencies.

•
We have agreed to acquire upon delivery the three Skaugen LPG Carriers from Skaugen for approximately $33 million per vessel. The first vessel was delivered in April 2009 and the other two vessels currently under construction are scheduled to be delivered by late 2009 and mid-2010. Please read Item 18 — Financial Statements: Note 14(b) — Commitments and Contingencies.

•
As discussed above, we agreed to acquire upon delivery the Skaugen Multigas Carriers from Teekay Corporation for a total cost of approximately $94 million. Both vessels are expected to be delivered in the second half of 2010. Please read item 18 — Financial Statements: Note 12(l) — Related Party Transactions.

•
As discussed above, Teekay Corporation is required to offer to us its 33% ownership interest in the consortium relating to the Angola LNG Project not later than 180 days before delivery of the related four newbuilding LNG carriers. Please read Item 18 — Financial Statements: Note 18 — Other Information.

The following table compares our liquefied gas segment’s operating results for the years ended December 31, 2008 and 2007, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2008 and 2007 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars, except revenue days,	Year Ended December 31,
calendar-ship-days and percentages)	2008	2007	% Change

Voyage revenues	222,318	172,822	28.6
Voyage expenses	1,397	109	1,181.7

Net voyage revenues	220,921	172,713	27.9
Vessel operating expenses	49,400	32,696	51.1
Depreciation and amortization	57,880	45,986	25.9
General and administrative (1)	11,247	7,445	51.1

Income from vessel operations	102,394	86,586	18.3

Operating Data:
Revenue Days (A)	3,631	2,825	28.5
Calendar-Ship-Days (B)	3,701	2,897	27.8
Utilization (A)/(B)	98%	98%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
We operated ten LNG carriers (not including the four RasGas 3 LNG Carriers delivered in 2008, which are accounted for under the equity method following their deliveries between May and July of 2008) and seven LNG carriers during 2008 and 2007, respectively. We took delivery of two LNG carriers (the RasGas II LNG Carriers) in January and February 2007, respectively (collectively, the 2007 RasGas II Deliveries), as well as one LPG carrier, the Dania Spirit, in January 2007. On April 1, 2008, we purchased from Teekay Corporation two Kenai LNG Carriers, the Arctic Spirit and the Polar Spirit; however, as they are included among the vessels constituting the Dropdown Predecessor, they have been included in our results as if they were acquired on December 13 and 14, 2007, respectively, when they began operations under the ownership of Teekay Corporation. On November 21, 2008, we took delivery of one LNG carrier, the Tangguh Hiri. As a result, our total calendar-ship-days increased by 27.8% to 3,701 days in 2008 from 2,897 days in 2007.
During 2008 one of our LNG carriers, the Catalunya Spirit, incurred approximately 5.5 days of offhire due to the loss of propulsion and 28.8 days for a scheduled drydock. The cost of the repairs was $0.7 million and we recovered $0.5 million under a protection and indemnity insurance policy. The vessel was repaired and resumed normal operations.
On March 29, 2007, the Madrid Spirit sustained damage to its engine boilers when a condenser tube failed resulting in seawater contamination of the boilers. The cost of the repairs incurred in 2007 was $10.9 million and was recoverable by the hull and machinery insurance policy on the vessel, net of a $0.5 million deductible. There is $0.9 million of insured work outstanding to be completed at next drydock. The Madrid Spirit was off-hire for a total of 84.9 days during the year ended December 31, 2007, of which all but 14 days were covered by loss-of-hire insurance provided by Teekay Corporation to recover lost time-charter revenue. Coverage under the loss-of-hire insurance policy commences after a 14-day deductible, net of the vessel’s strike and delay insurance which covers 7 days of loss-of-hire. In July 2007, Teekay Corporation reimbursed us $5.5 million in loss-of-hire losses. The Madrid Spirit resumed normal operations in early July 2007.
Net Voyage Revenues. Net voyage revenues increased during 2008 compared to 2007, primarily as a result of:
•	an increase of $37.3 million due to full year operations in 2008 of the two Kenai LNG Carriers acquired by Teekay Corporation in 2007;
•	an increase of $6.0 million due to full year operations in 2008 of the RasGas II LNG Carriers delivered in 2007;
•	an increase of $4.7 million due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar compared to the same period last year;
•	a relative increase of $2.0 million due to the Hispania Spirit being off-hire for 30.8 days for a scheduled drydock during July 2007; and
•	a net increase of $1.1 million due to the Madrid Spirit being off-hire during 2007, as discussed above;
partially offset by:
•	a decrease of $3.1 million due to the Catalunya Spirit being off-hire for 34.3 days during 2008, as discussed above;
•	a decrease of $0.3 million due to the Dania Spirit being off-hire for 15.5 days during 2008 for a scheduled drydock; and
•	a decrease of $0.4 million due to the delivery of the Tangguh Hiri in November 2008;

Vessel Operating Expenses. Vessel operating expenses increased during 2008 compared to 2007, primarily as a result of:
•	an increase of $11.5 million due to full year operations of the two Kenai LNG Carriers acquired by Teekay Corporation in 2007;
•
an increase of $2.3 million due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such periods compared to the same periods last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments);

•	an increase of $1.4 million relating to higher crew manning, insurance and repairs and maintenance costs;
•	an increase of $1.3 million relating to service costs associated with the Dania Spirit being off-hire for 15.5 days during 2008 for a scheduled drydock; and
•	an increase of $1.1 million from the delivery of Tangguh Hiri in November 2008;
partially offset by
•	a relative decrease of $0.8 million relating to the cost of the repairs completed on the Madrid Spirit during the second quarter of 2007 net of estimated insurance recoveries.
Depreciation and Amortization. Depreciation and amortization increased during 2008 compared to 2007, primarily as a result of:
•	an increase of $9.4 million due to full year operations in 2008 of the two Kenai LNG Carriers acquired by Teekay Corporation in 2007;
•	an increase of $1.7 million due to full year operations in 2008 of the RasGas II LNG Carriers delivered in 2007;
•	an increase of $0.6 million from the delivery of the Tangguh Hiri; and
•	an increase of $0.4 million relating to amortization of drydock expenditures incurred during 2008.
Suezmax Tanker Segment
During 2008 and 2007, we operated eight Suezmax-class double-hulled conventional crude oil tankers. All of our Suezmax tankers operate under long-term, fixed-rate time charters.
The following table compares our Suezmax tanker segment’s operating results for the year ended December 31, 2008 and 2007, and compares its net voyage revenues (which is a non-GAAP financial measure) for the year ended December 31, 2008 and 2007 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our Suezmax tanker segment:

(in thousands of U.S. dollars, except revenue days,	Year Ended December 31,
calendar-ship-days and percentages)	2008	2007	% Change

Voyage revenues	81,463	97,152	(16.1)
Voyage expenses	1,856	1,088	70.6

Net voyage revenues	79,607	96,064	(17.1)
Vessel operating expenses	27,713	24,167	14.7
Depreciation and amortization	19,000	20,031	(5.1)
General and administrative (1)	8,954	7,741	15.7

Income from vessel operations	23,940	44,125	(45.7)

Operating Data:
Revenue Days (A)	2,866	2,920	(1.8)
Calendar-Ship-Days (B)	2,928	2,920	0.3
Utilization (A)/(B)	98%	100%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
Net Voyage Revenues. Net voyage revenues decreased during 2008 compared to 2007, primarily as a result of:
•
a decrease of $16.1 million relating to the change in fair value of a derivative relating to the agreement between us and Teekay Corporation for the Toledo Spirit time charter contract (we have not designated this derivative as a hedge and as such the change in fair value is reflected in voyage revenues in our consolidated statements of income) (please read Item 18 — Financial Statements: Note 13 — Derivative Instruments);

•
a decrease of $2.6 million due to interest-rate adjustments to the daily charter rates under the time charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding decreases in our lease payments, which are reflected as decreases to interest expense; therefore, these and future interest rate adjustments do not and will not affect our cash flow or net income);

•	a decrease of $0.8 million relating to higher bunker fuel expense incurred during vessel drydocking;
•	a decrease of $0.6 million due to the European Spirit being off-hire for 24.1 days during 2008 for a scheduled drydock;
•	a decrease of $0.5 million due to the Asian Spirit being off-hire for 19.4 days during 2008 for a scheduled drydock; and
•	a decrease of $0.5 million due to the African Spirit being off-hire for 18.9 days during 2008 for a scheduled drydock;
partially offset by
•
an increase of $4.6 million relating to higher revenues earned by the Teide Spirit due to market rates exceeding specified amounts under our time charter (the time charter for the Teide Spirit contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts).

Vessel Operating Expenses. Vessel operating expenses increased during 2008 compared to 2007, primarily as a result of:
•	an increase of $2.7 million relating to higher crew manning, insurance, and repairs and maintenance costs; and
•
an increase of $1.0 million due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same periods last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments).

Depreciation and Amortization. Depreciation and amortization decreased during 2008 compared to 2007, primarily as a result of:
•	a decrease of $1.5 million due to an increase in salvage value estimates on our Suezmax tanker fleet;
partially offset by
•	an increase of $0.5 million due to the amortization of the costs associated with the scheduled drydockings during 2008 relating to the European Spirit, the Asian Spirit and the African Spirit.
Other Operating Results
General and Administrative Expenses. General and administrative expenses increased 33% to $20.2 million for 2008, from $15.2 for 2007. This increase was primarily the result of:
•	an increase of $1.8 million associated with corporate services provided to us by Teekay Corporation subsidiaries;
•	an increase of $1.4 million relating to audit, legal and tax research costs, related primarily to the restatement of our financial results for the years 2003 through 2007 and first quarter of 2008;
•	an increase of $0.6 million relating to annual cost of living increases in salaries and benefits and long-term incentive plan accruals; and
•
an increase of $0.2 million associated with additional ship management services provided to us by Teekay Corporation subsidiaries relating to the deliveries of the RasGas II LNG Carriers, the first Tangguh LNG Carrier and the purchase of the Kenai LNG Carriers; and

Interest Expense. Interest expense increased 140.7% to $404.2 million for 2008, from $167.9 million for 2007. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt as well as the fair value changes related to our interest rate swap agreements. These changes were primarily the result of:
•	an increase of $227.9 million relating to the change in fair value of our interest rate swaps (please read Item 18 — Financial Statements: Note 13 — Derivative Instruments);
•
an increase of $9.3 million relating to debt of Teekay Nakilat (III) used by the RasGas 3 Joint Venture to fund shipyard construction installment payments (as indicated below, a portion of this increase in interest expense is offset by a corresponding increase in interest income from advances to the joint venture);

•	an increase of $3.0 million relating to debt incurred to finance the acquisition of the Kenai LNG Carriers;
•	an increase of $2.2 million due to the effect on our Euro-denominated debt from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year; and
•	an increase of $1.0 million due to amortization of loan costs;
partially offset by
•
a decrease of $3.6 million from declining interest rates on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time charter contracts for these vessels, we received corresponding decreases in charter payments, which are reflected as a decrease to voyage revenues);

•
a decrease of $2.1 million from the scheduled loan payments on the Catalunya Spirit, and scheduled capital lease repayments on the Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash);

•	a relative decrease of $0.6 million relating to the write-off of capitalized loan costs resulting from refinancing the Teekay Tangguh Joint Venture debt in December 2007; and
•	a decrease of $0.5 million relating to the decrease in debt of Teekay Nakilat used to finance restricted cash deposits and repay advances from Teekay Corporation.

We have not designated our interest rate swaps as hedges and as such change in fair value of the swaps are reflected in interest expense in our consolidated statements of income.
Interest Income. Interest income increased 171.5% to $240.9 million for 2008, from $88.7 million for 2007. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers, as well as the fair value changes related to our interest rate swap agreements. These changes were primarily the result of:
•
an increase of $148.5 million relating to the change in fair value of our non-designated RasGas II defeasance deposit interest rate swaps (please read Item 18 - Financial Statements: Note 13 — Derivative Instruments);

•	an increase of $5.4 million relating to interest-bearing advances made by us to the RasGas 3 Joint Venture for shipyard construction installment payments;
•	an increase of $0.6 million due to the effect on our Euro-denominated deposits from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year; and
•	an increase of $0.4 million relating to the interest earned on the refund of a re-investment tax credit received in the second quarter of 2008;
partially offset by
•	a decrease of $2.3 million relating to a decrease in restricted cash used to fund capital lease payments for the RasGas II LNG Carriers; and
•	a decrease of $1.1 million, primarily from scheduled capital lease repayments on one of our LNG carriers which was funded from restricted cash deposits.
Foreign Currency Exchange (Losses) Gains. Foreign currency exchange gains were $18.2 million for 2008, compared to foreign currency exchange losses of $41.2 million for 2007. These foreign currency exchange gains and losses, substantially all of which were unrealized, are due substantially to the relevant period-end revaluation of Euro-denominated term loans for financial reporting purposes. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation.
Goodwill Impairment. Due to the decline in market conditions, we conducted an interim impairment review of our reporting units during the third quarter of 2008. The fair value of the reporting units was estimated using the expected present value of future cash flows. The fair value of the reporting units was then compared to its carrying values at September 30, 2008 and it was determined that the fair value attributable our Suezmax tanker segment was less than its carrying value. As a result of our review, a goodwill impairment loss of $3.6 million was recognized in the Suezmax tanker reporting unit during 2008.
Year Ended December 31, 2007 versus Year Ended December 31, 2006
Liquefied Gas Segment
We operated nine LNG carriers and one LPG carrier during 2007. On April 1, 2008, we purchased from Teekay Corporation the two Kenai LNG Carriers the Arctic Spirit and the Polar Spirit. They are included as a Dropdown Predecessor in our results as if they were acquired on December 13 and 14, 2007, respectively, when they began operations under the ownership of Teekay Corporation.
We operated five LNG carriers during 2006. We took delivery of the following three RasGas II LNG Carriers: the Al Marrouna in October 2006; the Al Areesh in January 2007; and the Al Daayen in February 2007. As a result, our total calendar-ship-days increased by 54% to 2,897 days in 2007 from 1,887 days in 2006. We also acquired one LPG carrier, the Dania Spirit, in January 2007 from Teekay Corporation; however, as a result of the impact of the Dropdown Predecessor, this vessel has been included for accounting purposes in our results as if it was acquired on April 1, 2003, when it was acquired by Teekay Corporation.

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

(in thousands of U.S. dollars, except revenue days,	Year Ended December 31,
calendar-ship-days and percentages)	2007	2006	% Change

Voyage revenues	172,822	104,506	65.4
Voyage expenses	109	975	(88.8)

Net voyage revenues	172,713	103,531	66.8
Vessel operating expenses	32,696	20,140	62.3
Depreciation and amortization	45,986	33,220	38.4
General and administrative (1)	7,445	6,914	7.7

Income from vessel operations	86,586	43,257	100.2

Operating Data:
Revenue Days (A)	2,825	1,831	54.3
Calendar-Ship-Days (B)	2,897	1,887	53.5
Utilization (A)/(B)	98%	97%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
Net Voyage Revenues. Net voyage revenues increased during 2007 compared to 2006, primarily as a result of:
•	an increase of $59.8 million from the delivery of the RasGas II LNG Carriers;
•	an increase of $7.4 million due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year;
•	an increase of $2.4 million due to the Catalunya Spirit being off-hire for 35.5 days during 2006 as described above; and
•	an increase of $2.0 million from the purchase of the two Kenai LNG Carriers;
partially offset by
•	a decrease of $2.0 million relating to 30.8 days of off-hire for a scheduled drydocking for one of our LNG carriers, the Hispania Spirit, during July 2007; and
•	a net decrease of $0.5 million due to the Madrid Spirit being off-hire, as discussed above.
Vessel Operating Expenses. Vessel operating expenses increased during 2007 compared to 2006, primarily as a result of:
•	an increase of $9.9 million from the delivery of the RasGas II LNG Carriers;
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

•	an increase of $0.9 million relating to higher salaries for crew and officers primarily due to general wage escalations, and higher insurance and repairs and maintenance costs;
•	an increase of $0.8 million relating to the cost of the repairs completed on the Madrid Spirit during the second quarter of 2007 net of estimated insurance recoveries; and
•	an increase of $0.4 million from the purchase of the two Kenai LNG Carriers;
partially offset by
•	a relative decrease of $1.0 million from the cost of repairs completed on the Catalunya Spirit during the second quarter of 2006 net of estimated insurance recoveries.
Depreciation and Amortization. Depreciation and amortization increased during 2007 compared to 2006, primarily as a result of:
•	an increase of $11.6 million from the delivery of the RasGas II LNG Carriers;
•	an increase of $0.8 million relating to amortization of drydock expenditures incurred during 2007; and
•	an increase of $0.5 million from the purchase of the two Kenai LNG Carriers.

Suezmax Tanker Segment
We operated eight Suezmax-class double-hulled conventional crude oil tankers in 2007 and 2006.
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
Net Voyage Revenues. Net voyage revenues increased during 2007 compared to 2006, primarily as a result of:
•
an increase of $15.0 million relating to the change in fair value of a derivative relating to the agreement between us and Teekay Corporation for the Toledo Spirit time charter contract (because we have not designated this derivative as a hedge the changes in fair value are reflected in voyage revenues in our consolidated statements of income);

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

•	a relative increase of $0.3 million from 16 days of off-hire for one of our Suezmax tankers during February 2006 relating to a scheduled drydocking;
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

Other Operating Results
General and Administrative Expenses. General and administrative expenses increased 7.0% to $15.2 million for 2007, from $14.2 million for 2006. This increase was primarily the result of additional ship management services provided by Teekay Corporation subsidiaries relating to the delivery of the RasGas II LNG Carriers.
Interest Expense. Interest expense increased 375.6% to $167.9 million for 2007, from $35.3 million for 2006. This increase was primarily the result of:
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
•
an increase of $0.6 million from rising interest rates on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time charter contracts for these vessels, we received corresponding increases in charter payments, which are reflected as an increase to voyage revenues); and

•	an increase of $0.5 million relating to debt incurred to finance the acquisition of the Kenai LNG Carriers;
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

Restructuring Costs
During 2009 we expect to incur restructuring costs of approximately $3 million in connection with the transfer of certain ship management functions from our office in Spain to a subsidiary of Teekay Corporation. The actual charges are recorded in the period in which we commit to a formalized restructuring plan or execute the specific actions contemplated by the program and all criteria for restructuring charge recognition under the applicable accounting guidance have been met.
Liquidity and Cash Needs
As at December 31, 2008, our cash and cash equivalents was $117.6 million (of which $22.9 million is only available to the Teekay Tangguh Joint Venture), compared to $91.9 million at December 31, 2007. Our total liquidity which consists of cash, cash equivalents and undrawn long-term borrowings, was $491.8 million as at December 31, 2008, compared to $522.9 million as at December 31, 2007. The decrease in liquidity was primarily the result of the purchase of the two Kenai LNG Carriers and the purchase of Teekay Nakilat (III). These were partially offset by our equity offerings in April 2008, which generated net proceeds of $202.5 million and our establishing a new $172.5 million revolving facility in June 2008.
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
On April 1, 2008, we acquired the two Kenai LNG Carriers from Teekay Corporation for a total cost of $230.0 million. This acquisition was financed with the proceeds from our equity offerings in April 2008 as well as borrowings under one of our revolving credit facilities. Please read Item 18 — Financial Statements: Note 3 — Public Offerings. On May 6, 2008, with the delivery of the first of the four RasGas 3 LNG Carriers, Teekay Corporation sold to us its 100% interest in Teekay Nakilat (III), which owns a 40% interest in RasGas 3 Joint Venture for a purchase price of $110.2 million. This purchase was financed using one of our revolving credit facilities. Please read Item 18 — Financial Statements: Note 12(f) — Related Party Transactions.
We will need to use certain of our available liquidity or we may need to raise additional capital to finance existing capital commitments. We are required to purchase five of our Suezmax tankers, currently on capital lease arrangements, at various times from late-2009 to 2011. We anticipate that we will purchase these tankers by assuming the outstanding financing obligations that relate to them. However, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. In addition, we are committed to acquiring the two remaining Skaugen LPG Carriers, the two Skaugen Multigas Carriers and, subject to determining a satisfactory tax structure for such acquisition, Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture. These additional purchase commitments, which are scheduled to occur in 2009 and 2010 total approximately $228.2 million. We intend to finance these purchases with one of our existing revolving credit facilities, incremental debt, surplus cash balances, proceeds from the issuance of additional common units, or combinations thereof. Please read Item 18 — Financial Statements: Note 14 — Commitments and Contingencies. On March 30, 2009, we completed a follow-on public offering and raised gross equity proceeds of $71.8 million.
Cash Flows. The following table summarizes our cash flow for the periods presented:

	Years Ended December 31,
(in thousands of U.S. dollars)	2008	2007

Net cash flow from operating activities	149,570	115,450
Net cash flow from financing activities	403,262	630,395
Net cash flow from investing activities	(527,082)	(683,242)
Operating Cash Flows. Net cash flow from operating activities increased to $149.6 million for 2008, from $115.5 million for 2007, primarily reflecting the increase in operating cash flows from the purchase of the two Kenai LNG Carriers in April 2008, and the timing of our cash receipts and payments, offset by an increase of $8.2 million in expenditures for drydocking. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel drydockings tends to be uneven between years.
Financing Cash Flows. Our investments in vessels and equipment have been financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $937.0 million and $1,021.6 million, respectively, for 2008 and 2007. From time to time we refinance our loans and revolving credit facilities. During 2008, we used these funds primarily to fund LNG newbuilding construction payments in the Teekay Tangguh Joint Venture and to fund the acquisition of the Kenai LNG Carriers.
During 2008, the Teekay Tangguh Joint Venture received net proceeds of $128.5 million from long-term debt borrowings which were used to fund LNG newbuilding construction payments. Please read Item 18 — Financial Statements: Note 14(a) — Commitments and Contingencies.

On April 23, 2008, we completed a follow-on public offering of 5.0 million common units at a price of $28.75 per unit for gross proceeds of approximately $143.8 million. On May 8, 2008, the underwriters partially exercised their over-allotment option and purchased an additional 375,000 common units for an additional $10.8 million in gross proceeds to us. Concurrently with the public offering, Teekay Corporation acquired 1.7 million of our common units at the same public offering price for a total cost of $50.0 million. We used the net proceeds from the equity offerings of approximately $202.5 million (including our General Partner’s proportionate 2% capital contribution) to reduce amounts outstanding under our revolving credit facilities which were used to fund the acquisitions of the Kenai LNG Carriers and our interests in the RasGas 3 LNG Carriers described above. Please read Item 18 — Financial Statements: Note 3 — Public Offerings.
During 2007, we acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter for a purchase price of $18.5 million. The purchase was financed with one of our revolving credit facilities. Since this purchase represented a transaction between entities under common control, it has been accounted for at historical cost. Also, as this vessel is included as a Dropdown Predecessor, it has been included for accounting purposes in our results as if it was acquired on April 1, 2003, when it was acquired by Teekay Corporation. The amount of the distribution paid to Teekay Corporation relating to the purchase of the Dania Spirit is reflected as a financing cash flow. Please read Item 18 — Financial Statements: Note 12(h) — Related Party Transactions.
During April 2008, we purchased the two Kenai LNG Carriers from Teekay Corporation for a total cost of $230.0 million, and immediately chartered the vessels back to Teekay Corporation for a period of 10 years (plus options exercisable by Teekay to extend up to an additional 15 years). Since these purchases represent transactions between entities under common control, they have been accounted for at historical cost. Also, as these vessels were included as a Dropdown Predecessor, they have been included for accounting purposes in our results as if they were acquired in December 2007, when they were acquired by Teekay Corporation. The amount of the distribution paid to Teekay Corporation relating to the purchase of the two Kenai LNG Carriers is reflected as a financing cash flow.
Cash distributions paid during 2008 increased to $97.4 million from $74.1 million for 2007. This increase was the result of:
•
a change in our quarterly distribution from $0.53 per unit for the third quarter of 2007 to $0.55 effective for the second quarter of 2008 and to $0.57 per unit effective for the third quarter of 2008; and

•	an increase in the number of units eligible to receive the cash distribution as a result of the public offering and private placement of common units during the second quarter of 2008.
Subsequent to December 31, 2008, cash distributions totaling $26.8 million were declared with respect to the fourth quarter of 2008, which was paid on February 13, 2009.
On March 30, 2009, we completed a follow-on public offering and raised gross equity proceeds of $71.8 million
Investing Cash Flows. During 2008, we incurred $172.1 million in expenditures for vessels and equipment. These expenditures represent construction payments for the two Skaugen Multigas newbuildings and the two Tangguh LNG Carriers. The Tangguh LNG Carriers delivered in November 2008 and March 2009.
In April 2008, we received $5.4 million relating to a Spanish re-investment tax credit. In June 2008, the Teekay Tangguh Joint Venture returned $28.0 million of its contributed capital back to Teekay Corporation and BLT LNG Tangguh Corporation.
Upon the delivery of the first RasGas 3 LNG Carrier in May 2008, we acquired Teekay Nakilat (III), which owns a 40% interest in the four RasGas 3 LNG Carriers, from Teekay Corporation for a purchase price (net of assumed debt) of $110.2 million, which we paid during 2008. Since this ownership interest was purchased from Teekay Corporation, the transaction was between entities under common control and has been accounted for at historical cost. Therefore, the amount reflected as cash used in investing activities for this purchase represents the historical cost to Teekay Corporation. The excess of the purchase price over the contributed basis of Teekay Nakilat (III) has been reflected as a financing cash flow. Please read Item 18 — Financial Statements: Note 12(f) — Related Party Transactions.
During 2006, we acquired a 70% interest in Teekay Nakilat for approximately $102.0 million, of which we paid $26.9 million in 2006. During 2007, we borrowed under our revolving credit facilities and paid an additional $53.7 million and $21.4 million, respectively, towards the purchase price. Since this ownership interest was purchased from Teekay Corporation, the transaction was between entities under common control and has been accounted for at historical cost. Therefore, the amount reflected as cash used in investing activities for this purchase represents the historical cost to Teekay Corporation. The excess of the purchase price over the contributed basis of Teekay Nakilat has been reflected as a financing cash flow. Please read Item 18 — Financial Statements: Note 12(g) — Related Party Transactions.
Credit Facilities
As at December 31, 2008, we had three long-term revolving credit facilities available which provided for borrowings of up to $589.2 million, of which $374.2 million was undrawn. The amount available under the credit facilities reduces by $31.0 million (2009), $31.6 million (2010), $32.2 million (2011), $32.9 million (2012), $33.7 million (2013) and $427.8 million (thereafter). Interest payments are based on LIBOR plus a margin. All revolving credit facilities may be used by us to fund general partnership purposes and to fund cash distributions. We are required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The revolving credit facilities are collateralized by first-preferred mortgages granted on seven of our vessels, together with other related security, and include a guarantee from us or our subsidiaries of all outstanding amounts.

We have a U.S. Dollar-denominated term loan outstanding which, as at December 31, 2008, totaled $421.5 million, of which $253.3 million of the term loan bears interest at a fixed rate of 5.39% and has quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56.0 million for each of three vessels due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the vessels together with certain other related security and guarantees from us.
On December 31, 2008 Teekay Nakilat (III) and QGTC 3 novated the RasGas 3 term loan along with the related interest payable and deferred debt issuance costs to the RasGas 3 Joint Venture. Also on December 31, 2008, Teekay Nakilat (III) and QGTC 3 novated their interest rate swap agreements to the RasGas 3 Joint Venture for no consideration. As a result, the RasGas 3 Joint Venture assumed all the rights, liabilities and obligations of Teekay Nakilat (III) and QGTC 3 under the terms of the RasGas 3 term loan and the interest rate swap agreements.

The Teekay Tangguh Joint Venture has a loan facility, which, as at December 31, 2008, provided for borrowings of up to $371.0 million, of which $56.4 million was undrawn. Interest payments on the loan originally are based on LIBOR plus margins. At December 31, 2008, the margins ranged between 0.30% and 0.80%. Following delivery of the Tangguh LNG Carriers in November 2008 and March 2009, interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95.0 million bullet payment per vessel due twelve years and three months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other security and is guaranteed by Teekay Corporation. If we acquire Teekay Corporation’s ownership interest in the Teekay Tangguh Joint Venture, the rights and obligations of Teekay Corporation under the guarantee may, upon the fulfillment of certain conditions, be transferred to us.
We have a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at December 31, 2008, totaled $16.2 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.
We have two Euro-denominated term loans outstanding which, as at December 31, 2008 totaled 296.4 million Euros ($414.1 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases. Interest payments are based on EURIBOR plus margins. The term loans have varying maturities through 2023 and monthly payments that reduce over time. These loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related security and guarantees from one of our subsidiaries.
The weighted-average effective interest rates for our long-term debt outstanding at December 31, 2008 and 2007 were 3.6% and 5.5%, respectively. These rates do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt. At December 31, 2008, the margins on our long-term debt ranged from 0.3% to 0.8%.
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
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained; provide for a maximum level of leverage and require one of our subsidiaries to maintain restricted cash deposits. Our ship-owning subsidiaries may not, among other things, pay dividends or distributions if we are in default under our loan agreements and revolving credit facilities. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. As at December 31, 2008, we were in compliance with all covenants in our credit facilities and capital leases.

Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at December 31, 2008:

			2010	2012
			and	and	Beyond
	Total	2009	2011	2013	2013
		(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	968.5	65.0	112.8	114.8	675.9
Commitments under capital leases (2)	226.8	134.4	92.4	—	—
Commitments under capital leases (3)	1,073.1	24.0	48.0	48.0	953.1
Commitments under operating leases (4)	501.3	18.5	50.1	50.2	382.5
Purchase obligations (5)	261.2	134.2	127.0	—	—

Total U.S. Dollar-denominated obligations	3,030.9	376.1	430.3	213.0	2,011.5

Euro-Denominated Obligations: (6)
Long-term debt (7)	414.1	11.8	234.5	14.7	153.1
Commitments under capital leases (3) (8)	164.0	35.8	128.2	—	—

Total Euro-denominated obligations	578.1	47.6	362.7	14.7	153.1

Totals	3,609.0	423.7	793.0	227.7	2,164.6

(1)
Excludes expected interest payments of $16.3 million (2009), $60.8 million (2010 and 2011), $51.83 million (2012 and 2013) and $85.0 million (beyond 2013). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at December 31, 2008, plus margins that ranged up to 0.8% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from late-2009 to 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $35.6 million to $39.2 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital leases on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 18 — Financial Statements: Note 5 — Leases and Restricted Cash.

(3)	Existing restricted cash deposits of $487.4 million, together with the interest earned on the deposits, will be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor and expect to receive approximately $490 million for these leases from 2009 to 2029.

(5)
We have agreed to acquire Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture, subject to determining a satisfactory tax structure for the transaction. The Tangguh LNG Carriers would provide transportation services to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia at fixed rates, with inflation adjustments, for a period of 20 years. An Indonesian joint venture partner owns the remaining 30% interest in the joint venture. The estimated purchase price is $68.2 million.

We acquired from Teekay Corporation its 40% interest in the four RasGas 3 LNG Carriers upon the delivery of the first vessel on May 6, 2008. We paid the estimated purchase price (net of assumed debt) of $110.2 million during 2008. Please read Item 18 — Financial Statements: Note 12(f) — Related Party Transactions.

In December 2006, we entered into an agreement to acquire the three Skaugen LPG Carriers from Skaugen, for approximately $33 million per vessel upon their deliveries. The first vessel was delivered in April 2009 and the other two vessels are scheduled for delivery by late-2009 and mid-2010. In July 2008, Teekay Corporation signed contracts for the purchase of two newbuilding Multigas carriers from Skaugen and we have agreed to purchase these vessels from Teekay Corporation for a total cost of approximately $94.0 million upon their delivery. Both vessels are scheduled to be delivered in the second half of 2010. Please read Item 18 — Financial Statements: Note 14 — Commitments and Contingencies.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2008.

(7)
Excludes expected interest payments of $6.8 million (2009), $23.0 million (2010 and 2011), $11.3 million (2012 and 2013) and $36.1 million (beyond 2013). Expected interest payments are based on EURIBOR at December 31, 2008, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of December 31, 2008. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(8)
Existing restricted cash deposits of $146.2 million, together with the interest earned on the deposits, will be expected to equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 18 — Financial Statements: Note 1 — Summary of Significant Accounting Policies.
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
Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers, 30 years for LPG Carriers and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard. In the shipping industry, the use of a 25-year vessel life for Suezmax tankers has become the prevailing standard. In addition, the use of a 30 to 35 year vessel life for LPG carriers and a 35 to 40 year vessel life for LNG carriers is typical. However, the actual life of a vessel may be different, with a shorter life resulting in an increase in the depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.
Effect if Actual Results Differ from Assumptions. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation than before the vessel impairment. A one-year reduction in the estimated useful lives of our Suezmax tankers, our LPG carrier and our LNG carriers would result in an increase in our current annual depreciation by approximately $2.6 million, assuming this decrease did not also result in an impairment loss.
Drydocking
Description. We capitalize a portion of the costs we incur during drydocking and for an intermediate survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve operating efficiency or extend the useful lives of the assets.
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
Effect if Actual Results Differ from Assumptions. If we change our estimate of the next drydock date for a vessel, we will adjust our annual amortization of drydocking expenditures. Amortization expense of capitalized drydock expenditures for 2008, 2007 and 2006 were $3.6 million, $2.7 million and $1.7 million. As at December 31, 2008 and 2007, our capitalized drydock expenditures were $15.7 million and $6.9 million, respectively.
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

Effect if Actual Results Differ from Assumptions. Due to the decline in market conditions, we conducted an interim impairment review of our reporting units during the third quarter of 2008. The fair value of the reporting units was estimated using the expected present value of future cash flows. The fair value of the reporting units was then compared to its carrying values at September 30, 2008 and it was determined that the fair value attributable our Suezmax tanker segment was less than its carrying value. As a result of our review, a goodwill impairment loss of $3.6 million was recognized in the Suezmax tanker reporting unit during the third quarter. In the fourth quarter of 2008, we completed our annual impairment testing of goodwill using the methodology described herein, and determined there was no further impairment. Amortization expense of intangible assets for each of the years 2008, 2007 and 2006 was $9.1 million. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets.
Valuation of Derivative Financial Instruments
Description. Effective January 1, 2008, we adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements. In accordance with Financial Accounting Standards Board Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, we deferred the adoption of SFAS No. 157 for our nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009.
Judgments and Uncertainties. The fair value of our interest rate swap agreements is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both us and the swap counterparties. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as derivative assets and liabilities could vary by a material amount in the near term. The fair value of our derivative instrument relating to the agreement between us and Teekay Corporation for the Toledo Spirit time charter contract is the estimated amount that we would receive or pay to terminate the agreement at the reporting date. This amount is estimated using the present value of our projection of future spot market tanker rates, which has been derived from current spot market rates and long-term historical average rates.
Effect if Actual Results Differ from Assumptions. If our estimates of fair value are inaccurate, this could result in a material adjustment to the carrying amount of derivative asset or liability and consequently the change in fair value for the applicable period that would have been recognized in earnings or comprehensive income.
Taxes
Description. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax assets would typically increase our net income in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to the deferred tax assets would typically decrease our net income in the period such determination was made. In 2008 we recorded a valuation allowance of $1.6 million (2007 — nil).
Judgments and Uncertainties. The estimate of our tax contingencies reserve contains uncertainty because management must use judgment to estimate the exposures associated with our various filing positions.
Effect if Actual Results Differ from Assumptions. As of December 31, 2007, we had unrecognized tax benefits of 3.4 million Euros (approximately $5.4 million) relating to a re-investment tax credit related to a 2005 annual tax filing. During the third quarter of 2008, we received the refund on the re-investment tax credit and met the more-likely-than-not recognition threshold during the period. As a result, we have reflected this refund as a credit to equity as the original vessel sale transaction was a related party transaction reflected in equity.
Recent Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (or FASB) issued Statement of Financial Accounting Standards (or SFAS) 115-2 and SFAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. This statement changes existing accounting requirements for other-than-temporary impairment. SFAS 115-2 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We are currently evaluating the potential impact, if any, of the adoption of SFAS 115-2 on our consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly. SFAS 157-4 amends SFAS 157, Fair Value Measurements to provide additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. SFAS 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly. SFAS 157-4 supersedes SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. The guidance in SFAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. Early adoption is permitted, but only for periods ending after March 15, 2009. We are currently evaluating the potential impact, if any, of the adoption of SFAS 157-4 on our consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 107-1 and APB 28-1, Interim Disclosures About Fair Value of Financial Instruments. SFAS 107-1 extends the disclosure requirements of SFAS 107, Disclosures about Fair Value of Financial Instruments to interim financial statements of publicly traded companies as defined in APB Opinion No. 28, Interim Financial Reporting. SFAS 107-1 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We are currently evaluating the potential impact, if any, of the adoption of SFAS 107-1 on our consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies. This statement amends SFAS 141, Business Combinations, to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, in accordance with SFAS 157, if the fair value can be determined during the measurement period. SFAS 141(R)-1 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141(R)-1 on our consolidated results of operations and financial condition.
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
In March 2008, the FASB issued SFAS No. 161: Disclosures about Derivative Instruments and Hedging Activities, an amendment of Statement of Financial Accounting Standards No. 133 (or SFAS 161). The statement requires qualitative disclosures about an entity’s objectives and strategies for using derivatives and quantitative disclosures about how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed. SFAS 161 allows but does not require, comparative disclosures for earlier periods at initial adoption.

In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on our consolidated results of operations and financial condition.
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
The Chief Executive Officer and Chief Financial Officer of our General Partner, Peter Evensen, allocates his time between managing our business and affairs and the business and affairs of Teekay Corporation and its subsidiaries Teekay Offshore (NYSE: TOO) and Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Mr. Evensen is the Executive Vice President and Chief Strategy Officer of Teekay Corporation, the Chief Executive Officer and Chief Financial Officer of Teekay Offshore’s General Partner and the Executive Vice President of Teekay Tankers. The amount of time Mr. Evensen allocates between our business and the businesses of Teekay Corporation, Teekay Offshore and Teekay Tankers varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. We believe Mr. Evensen devotes sufficient time to our business and affairs as is necessary for their proper conduct.
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
Directors, Executive Officers and Key Employees
The following table provides information about the directors and executive officers of our General Partner and key employees of our operating subsidiary Teekay Spain as of December 31, 2008. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. The business address of each of our key employees of Teekay Spain is Musgo Street 5—28023, Madrid, Spain.

Name	Age	Position

C. Sean Day	59	Chairman
Bjorn Moller	51	Vice Chairman and Director
Peter Evensen	50	Chief Executive Officer, Chief Financial Officer and Director
Robert E. Boyd	70	Director (1) (2)
Ida Jane Hinkley	58	Director (1)
Ihab J.M. Massoud	40	Director (2)
George Watson	61	Director (1) (2)
Andres Luna	52	Managing Director, Teekay Spain
Pedro Solana	52	Director, Finance and Accounting, Teekay Spain

(1)	Member of Audit Committee and Conflicts Committee.

(2)	Member of Corporate Governance Committee.

Certain biographical information about each of these individuals is set forth below:
C. Sean Day has served as Chairman of Teekay GP L.L.C. since it was formed in November 2004. Mr. Day has served as Chairman of Teekay Corporation’s Board of Directors since 1999. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to Navios, Mr. Day held a number of senior management positions in the shipping and finance industries. Mr. Day has served as the Chairman of Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore), and of Teekay Tankers since they were formed in August 2006 and October 2007, respectively. Mr. Day also serves as the Chairman of Compass Diversified Trust and as a director of Kirby Corporation.
Bjorn Moller has served as the Vice Chairman and a Director of Teekay GP L.L.C. since it was formed in November 2004. Mr. Moller is the President and Chief Executive Officer of Teekay Corporation and has held those positions since April 1998. Mr. Moller has over [25] years’ experience in the shipping industry and has served in senior management positions with Teekay Corporation for more than [15] years. He has headed its overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay Corporation’s global chartering operations and business development activities. Mr. Moller has also served as the Vice Chairman of Teekay Offshore GP L.L.C. and as the Chief Executive Officer and as a director of Teekay Tankers since they were formed in August 2006 and October 2007, respectively. Mr. Moller has served as Chairman of the International Tanker Owners Pollution Federation since 2006 and on the Board of American Petroleum Institute since 2000.
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
Ida Jane Hinkley has served as a Director of Teekay GP L.L.C. since January 2005. From 1998 to 2001 she served as Managing Director of Navion Shipping AS, a shipping company at that time was affiliated with the Norwegian state-owned oil company Statoil ASA (and subsequently acquired by Teekay Corporation in 2003). From 1980 to 1997, Ms. Hinkley was employed by the Gotaas-Larsen Shipping Corporation, an international provider of marine transportation services for crude oil and gas (including LNG), serving as its Chief Financial Officer from 1988 to 1992 and its Managing Director from 1993 to 1997. She currently also serves as a non executive director on the Board of Revus Energy ASA, a Norwegian oil company quoted on the Oslo Stock Exchange.
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
Reimbursement of Expenses of Our General Partner
Our General Partner does not receive any management fee or other compensation for managing us. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. During 2008, these expenses were comprised of a portion of compensation earned by the Chief Executive Officer and Chief Financial Officer of our General Partner, directors’ fees and travel expenses, as discussed below. Please read Item 18 — Financial Statements: Note 12(b) — Related Party Transactions.

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
The aggregate amount of (a) reimbursement we made to Teekay Corporation for time our Chief Executive Officer and Chief Financial Officer spent on our partnership matters and (b) compensation earned by the two key employees of Teekay Spain listed above (collectively, the Officers) for 2008 was $4.3 million. This amount includes base salary ($1.1 million), annual bonus ($0.7 million) and pension and other benefits ($2.5 million). These amounts were paid primarily in Canadian Dollars or in Euros, but are reported here in U.S. Dollars using an exchange rate of 0.82 Canadian Dollars for each U.S. Dollar and 0.72 Euro for each U.S. Dollar, the exchange rates on December 31, 2008. Teekay Corporation’s annual bonus plan, in which each of the officers participates, considers both company performance, through comparison to established targets and financial performance of peer companies, and individual performance.
Compensation of Directors
Officers of our General Partner or Teekay Corporation who also serve as directors of our General Partner do not receive additional compensation for their service as directors. During 2008, each non-management director received compensation for attending meetings of the Board of Directors, as well as committee meetings. Non-management directors received a director fee of $40,000 for the year and common units with a value of approximately $30,000 for the year. The Chairman received an annual fee of $65,000, members of the audit and conflicts committees each received a committee fee of $5,000 for the year, and the chairs of the audit committee and conflicts committee received an additional fee of $5,000 for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.
During 2008, the five non-employee directors received, in the aggregate, $280,000 in director and committee fees and reimbursement of $104,000 of their out-of-pocket expenses from us relating to their board service. During 2008, the board of directors of our General Partner authorized the award by us of 1,049 common units to each of the four non-employee directors with a value for each award of approximately $30,000. The Chairman was awarded 2,274 common units with a value of approximately $65,000. These common units were purchased by the Partnership in the open market in April 2008.
2005 Long-Term Incentive Plan
Our General Partner adopted the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan for employees and directors of and consultants to our General Partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. Other than the previously mentioned 6,470 common units awarded to our General Partner’s directors, we did not make any awards in 2008 under the 2005 long-term incentive plan.
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
The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under “Other Information — Partnership Governance” in the Investor Centre of our web site at www.teekaylng.com. During 2008, the Board held six meetings. Each director attended all Board meetings and all applicable committee meetings.
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
Crewing and Staff
As of May 1, 2009, approximately 1,016 seagoing staff served on our vessels and approximately 21 staff served on shore in technical, commercial and administrative roles in various countries. Certain subsidiaries of Teekay Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries, and Teekay Corporation subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please read Item 7 — Major Unitholders and Related Party Transactions.
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

Unit Ownership
The following table sets forth certain information regarding beneficial ownership, as of May 1, 2009, of our units by all directors and officers of our General Partner and key employees of Teekay Spain as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any units that the person has the right to acquire as of June 30, 2009 (60 days after May 1, 2009) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Percentage of
Total Common
		Percentage of		Percentage of	and
	Common Units	Common	Subordinated	Subordinated	Subordinated
Identity of Person or Group	Owned	Units Owned	Units Owned	Units Owned	Units Owned(3)
All executive officers, key employees and directors as a group (9 persons) (1) (2)	235,304	0.63%	—	—	0.49%

(1)
Excludes units owned by Teekay Corporation, which controls us and on the board of which serve the following directors of our General Partner, C. Sean Day and Bjorn Moller. In addition, Mr. Moller is Teekay Corporation’s Chief Executive Officer, and Peter Evensen, our General Partner’s Chief Executive Officer, Chief Financial Officer and Director, is Teekay Corporation’s Executive Vice President and Chief Strategy Officer. Please read Item 7 — Major Shareholders and Related Party Transactions for more detail.

(2)	Each director, executive officer and key employee beneficially owns less than one percent of the outstanding common and subordinated units.

(3)	Excludes the 2% general partner interest held by our General Partner, a wholly owned subsidiary of Teekay Corporation.
Item 7. Major Unitholders and Related Party Transactions
Major Unitholders
The following table sets forth information regarding beneficial ownership, as of May 1, 2009, of our common and subordinated units by each person we know to beneficially own more than 5% of the outstanding common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of June 30, 2009 (60 days after May 1, 2009) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

					Percentage of
					Total Common
		Percentage of		Percentage of	and
	Common Units	Common	Subordinated	Subordinated	Subordinated
Identity of Person or Group	Owned	Units Owned	Units Owned	Units Owned	Units Owned
Teekay Corporation (1)	14,157,345	37.9%	11,050,929	100.0%	52.1%
Neuberger Berman, Inc. and Neuberger Berman, L.L.C., as a group (2)	6,203,202	16.6%	—	—	12.8%

(1)	Excludes the 2% general partner interest held by our General Partner, a wholly owned subsidiary of Teekay Corporation.

(2)
Neuberger Berman, L.L.C. and Neuberger Berman Management Inc. serve as sub-advisor and investment manager, respectively, of Neuberger Berman Inc’s mutual funds. This information is based on the Schedule 13G/A filed by this group with the SEC on February 12, 2009.

Our majority unitholder has the same voting rights as our other unitholders. We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.
Related Party Transactions
a)
We have entered into an amended and restated omnibus agreement with Teekay Corporation, our General Partner, our operating company, Teekay LNG Operating L.L.C., Teekay Offshore and related parties. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition. Under the omnibus agreement, Teekay Corporation and Teekay Offshore have agreed, and have caused their controlled affiliates (other than us) to agree, not to own, operate or charter LNG carriers. This restriction does not prevent Teekay Corporation, Teekay Offshore or any of their controlled affiliates (other than us) from, among other things:

•
acquiring LNG carriers and related time charters as part of a business and operating or chartering those vessels if a majority of the value of the total assets or business acquired is not attributable to the LNG carriers and related time charters, as determined in good faith by the board of directors of Teekay Corporation or the conflict committee of the board of directors of Teekay Offshore’s General Partner; however, if at any time Teekay Corporation or Teekay Offshore completes such an acquisition, it must offer to sell the LNG carriers and related time charters to us for their fair market value plus any additional tax or other similar costs to Teekay Corporation or Teekay Offshore that would be required to transfer the LNG carriers and time charters to us separately from the acquired business;

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

In addition, under the omnibus agreement we have agreed not to own, operate or charter crude oil tankers or the following “offshore vessels” — dynamically positioned shuttle tankers, floating storage and off-take units or floating production, storage and off-loading units, in each case that are subject to contracts with a remaining duration of at least three years, excluding extension options. This restriction does not apply to any of the Suezmax tankers in our current fleet, and the ownership, operation or chartering of any oil tankers that replace any of those oil tankers in connection with certain events. In addition, the restriction does not prevent us from, among other things:

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

b)
We and certain of our subsidiaries have entered into services agreements with subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries have agreed to provide (a) certain non-strategic administrative services to us, (b) crew training, (c) advisory, technical and administrative services that supplement existing capabilities of the employees of our operating subsidiaries and (d) strategic consulting and advisory services to our operating subsidiaries relating to our business, unless the provision of those services would materially interfere with Teekay Corporation’s operations. These services are to be provided in a commercially reasonably manner and upon the reasonable request of our General Partner or our operating subsidiaries, as applicable. The Teekay Corporation subsidiaries that are parties to the services agreements may provide these services directly or may subcontract for certain of these services with other entities, including other Teekay Corporation subsidiaries. We pay a reasonable, arm’s-length fee for the services that include reimbursement of the reasonable cost of any direct and indirect expenses the Teekay Corporation subsidiaries incur in providing these services. During 2008, 2007 and 2006, we incurred $9.4 million, $7.4 million and $4.8 million of costs under these agreements. In addition, as a component of the services agreement, the Teekay Corporation subsidiaries provide us with all usual and customary crew management services in respect of our vessels. During 2008, 2007 and 2006, we incurred $20.1 million, $10.8 million and nil, respectively, for crewing and manning costs.

During 2008, 2007 and 2006, $0.2 million, $0.1 million and $0.6 million, respectively, of general and administrative expenses attributable to the operations of the Dania Spirit and the Kenai LNG Carriers were incurred by Teekay Corporation and has been allocated to us as part of the results of the Dropdown Predecessor.

During December 31, 2008, 2007 and 2006, $3.1 million, $0.5 million and $0.9 million, respectively, of interest expense attributable to the operations of the Dania Spirit and the Kenai LNG Carriers was incurred by Teekay Corporation and has been allocated to us as part of the results of the Dropdown Predecessor.

c)
We reimburse our General Partner for all expenses necessary or appropriate for the conduct of our business. During 2008, 2007 and 2006, the Partnership incurred $0.8 million, $0.8 million and $0.5 million, respectively, of these costs.

d)
We have entered into an agreement with Teekay Corporation pursuant to which Teekay Corporation provides us with off-hire insurance for our LNG carriers. During 2008, 2007 and 2006, we incurred $1.5 million, $1.5 million and $0.9 million of these costs.

e)
On November 1, 2006, we agreed to purchase Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture, which owns the two newbuilding Tangguh LNG Carriers and the related 20-year, fixed-rate time charters to service the Tangguh LNG project in Indonesia. For more information, please read Item 18 — Financial Statements: Note 12(e) — Related Party Transactions.

f)
On May 6, 2008, we purchased Teekay Corporation’s 100% interest in Teekay Nakilat (III), which in turn owns 40% of the RasGas 3 Joint Venture, for a purchase price (net of assumed debt) of $110.2 million. For more information, please read Item 18 — Financial Statements: Note 12(f) — Related Party Transactions.

g)
On October 31, 2006, we purchased Teekay Corporation’s 100% interest in Teekay Nakilat Holdings Corporation, which owns 70% of Teekay Nakilat for a purchase price of $102.0 million. For more information, please read Item 18 — Financial Statements: Note 12(g) — Related Party Transactions.

h)
In January 2007, we acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18.5 million. The purchase was financed with one of our existing revolving credit facilities. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA and has a remaining contract term of seven years.

i)
In March 2007, one of our LNG carriers, the Madrid Spirit, sustained damage to its engine boilers. The vessel was off-hire for approximately 86 days during 2007. Since Teekay Corporation provides us with off-hire insurance for our LNG carriers, our exposure was limited to fourteen days of off-hire, of which seven days were recoverable from a third-party insurer. In July 2007, Teekay Corporation paid approximately $6.0 million to us for loss-of-hire relating to the vessel.

j)
In April 2008, we acquired the two Kenai LNG Carriers from Teekay Corporation for $230.0 million. We chartered the vessels back to Teekay Corporation at a fixed rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional fifteen years). During 2008 we recognized revenues of $29.6 million from these charters.

k)
As at December 31, 2008, non-interest bearing advances to affiliates totaled $9.6 million (December 31, 2007 — nil) and non-interest bearing advances from affiliates totaled $73.1 million (December 31, 2007 — $268.5 million). These advances are unsecured and have no fixed repayment terms.

l)
On July 28, 2008, Teekay Corporation signed contracts for the purchase of two technically advanced 12,000-cubic meter newbuilding Multigas vessels from subsidiaries of Skaugen and we agreed to acquire the vessels from Teekay Corporation upon delivery. The vessels are scheduled to deliver in the second half of 2010 for a total cost of approximately $94.0 million. Each vessel will operate under 15-year fixed-rate charters to Skaugen.

m)
Our Suezmax tanker, the Toledo Spirit, which delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. We entered into an agreement with Teekay Corporation such that Teekay Corporation pays us any amounts payable to the charter party as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us as a result of spot rates being in excess of the fixed rate. During 2008, 2007 and 2006 we incurred $8.6 million, $1.9 million and $4.6 million, respectively, of amounts owing to Teekay Corporation as a result of this agreement.

n)
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

o)
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

Item 8. Financial Information
Consolidated Financial Statements and Notes
Please see Item 18 — Financial Statements below for additional information required to be disclosed under this Item.
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
For the first quarter of 2006, cash distributions declared were $0.4125 per unit. Our cash distributions were increased to $0.4625 per unit effective for the second quarter of 2006, to $0.53 per unit effective for the second quarter of 2007, to $0.55 per unit effective for the second quarter of 2008 and to $0.57 per unit effective for the third quarter of 2008.
Subordination Period
During the subordination period, applicable to the subordinated units held by Teekay Corporation, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units. On May 19, 2008, 25% of the subordinated units (3.7 million units) were converted into common units on a one-for-one basis as provided for under the terms of our partnership agreement and began participating pro rata with the other common units in distributions of available cash commencing with the August 2008 distribution. If we meet the applicable financial tests in our partnership agreement for any quarter ending on or after March 31, 2009, an additional 3.7 million subordinated units will convert into an equal number of common units. We expect that we will meet these tests for the quarter ending March 31, 2009 and that these subordinated units will therefore convert on the second business day following the distribution of available cash to unitholders with respect to the first quarter of 2009.
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
Significant Changes
Please read Item 18 — Financial Statements: Note 19 — Subsequent Events
Item 9. The Offer and Listing
Our common units are listed on the New York Stock Exchange (or NYSE) under the symbol “TGP”. The following table sets forth the high and low closing prices for our common units on the NYSE for each of the periods indicated.

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2008	2007	2006	2005 (1)

Years Ended
High	$31.69	$39.94	$34.23	$37.40
Low	9.96	28.76	28.65	24.30

	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
	2008	2008	2008	2008	2007	2007	2007	2007

Quarters Ended
High	$18.26	$26.52	$30.48	$31.69	$34.47	$36.93	$39.94	$38.08
Low	9.96	14.89	26.33	27.22	28.76	33.20	34.92	32.70

	May 31,	Apr. 30,	Mar. 31,	Feb. 28,	Jan. 31,	Dec. 31,
	2009	2009	2009	2009	2009	2008

Months Ended
High	$19.20	$17.60	$19.93	$19.37	$18.87	$15.02
Low	17.05	15.74	16.54	15.76	15.95	9.98

(1)	Period beginning May 5, 2005.
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

(b)
Amended and Restated Omnibus agreement with Teekay Corporation, Teekay Offshore, our General Partner and related parties Please read Item 7 — Major Unitholders and Related Party Transactions for a summary of certain contract terms.

(c)
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

(f)	Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan. Please read Item 6 — Directors, Senior Management and Employees for a summary of certain plan terms.

(g)
Agreement, dated August 23, 2006, for a U.S $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks. This facility bears interest at LIBOR plus a margin of 0.55%. The amount available under the facility reduces semi-annually by amounts ranging from $4.3 million to $8.4 million, with a bullet reduction of $188.7 million on maturity in August 2018. The revolver is collateralized by first-priority mortgages granted on two of our LNG carriers. The credit facility may be used for general partnership purposes and to fund cash distributions.

(h)
Agreement dated June 30, 2008, for a U.S. $172,500,000 Secured Revolving Loan Facility between Arctic Spirit L.L.C., Polar Spirit L.L.C and DnB Nor Bank A.S.A. and other banks. This facility bears interest at LIBOR plus a margin of 0.80%. The amount available under the facility reduces by $6.1 million semi-annually, with a balloon reduction of $56.6 million on maturity in June 2018. The revolver is collateralized by first-priority mortgages granted on two of our LNG carriers. The credit facility may be used for general partnership purposes and to fund cash distributions.

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
Taxation to Unitholders
Marshall Islands Tax Consequences. Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to our initial public offering and follow-on offerings were executed outside of the Republic of the Marshall Islands, under current Marshall Islands law, no taxes or withholdings are imposed by the Republic of The Marshall Islands on distributions, including upon a return of capital, made to unitholders, so long as such persons do not reside in, maintain offices in, nor engage in business in the Republic of The Marshall Islands. Furthermore, no stamp, capital gains or other taxes are imposed by the Republic of The Marshall Islands on the purchase, ownership or disposition by such persons of our common units.
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
Classification as a Partnership. As discussed in Item 4 — Information on the Partnership: D. Taxation of the Partnership, we believe we will be classified as a partnership for U.S. federal income tax purposes.
Consequences of Unit Ownership
Flow-through of Taxable Income. Each unitholder is required to include in computing his taxable income his allocable share of our items of income, gains, loss, deductions and credit for our taxable year ending with or within his taxable year, without regard to whether we make corresponding cash distributions to him. Our taxable year ends on December 31. Consequently, we may allocate income to a unitholder as of December 31 of a given year, and the unitholder will be required to report this income on his tax return for his tax year that ends on or includes such date, even if he has not received a cash distribution from us as of that date.
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

Specified items of our income, gain, loss and deduction will be allocated to account for any difference between the tax basis and fair market value of any property held by the partnership immediately prior to an offering of common units, referred to in this discussion as “Adjusted Property.” The effect of these allocations to a unitholder purchasing common units in an offering essentially will be the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.
An allocation of items of our income, gain, loss, deduction or credit, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, which is credited with the fair market value of Adjusted Property, and “tax” capital account, which is credited with the tax basis of Adjusted Property, referred to in this discussion as the “Book-Tax Disparity,” generally will be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:
•	This relative contributions to us;

•	The interests of all the partners in profits and losses;

•	The interest of all the partners in cash flow; and

•	The rights of all the partners to distributions of capital upon liquidation.
A unitholder’s taxable income or loss with respect to a common unit each year will depend upon a number of factors, including the nature and fair market value of our assets at the time the holder acquired the common unit, we issue additional units or we engage in certain other transactions, and the manner in which our items of income, gain, loss, deduction and credit are allocated among our partners. For this purpose, we determine the value of our assets and the relative amounts of our items of income, gain, loss, deduction and credit allocable to our unitholders and our general partner as holder of the incentive distribution rights by reference to the value of our interests, including the incentive distribution rights. The IRS may challenge any valuation determinations that we make, particularly as to the incentive distribution rights, for which there is no public market. Moreover, the IRS could challenge certain other aspects of the manner in which we determine the relative allocations made to our unitholders and to the general partner as holder of our incentive distribution rights. A successful IRS challenge to our valuation or allocation methods could increase the amount of net taxable income and gain realized by a unitholder with respect to a common unit.
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
If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own likely will be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us.
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
For purposes of the foreign currency rules, a QBU includes a separate trade or business owned by a partnership in the event separate books and records are maintained for that separate trade or business. The functional currency of a QBU is determined based upon the economic environment in which the QBU operates. Thus, a QBU whose revenues and expenses are determined in a currency other than the U.S. dollar will have a non-U.S. dollar functional currency. We believe our principal operations constitute a QBU whose functional currency is the U.S. dollar, but certain of our operations constitute separate QBUs whose functional currencies are other than the U.S. dollar.
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
Information Returns and Audit Procedures
We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific U.S. federal income tax information, including a document in the form of IRS Form 1065, Schedule K-1, which sets forth his share of our items of income, gain, loss, deductions and credits as computed for U.S. federal income tax purposes for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of such items of income, gain, loss, deduction and credit. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. We can not assure prospective unitholders that the IRS will not successfully contend that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.
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
Consequences of Possible PFIC Classification
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either (1) at least 75% of its gross income is “passive” income (or the income test) or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (or the assets test). For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” We do not believe that our existing operations would cause us to be deemed a PFIC if we were treated as a corporation with respect to any taxable year, as we treat the gross income we derive from our time charters services income, rather than rental income.
There is, however, no direct legal authority under the PFIC rules addressing our method of operation and, therefore, no assurance can be given that the IRS would accept this position or that we would not constitute a PFIC for any future taxable year in which we were treated as a corporation if there were to be changes in our assets, income or operations. Moreover, a recent decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, No. 08-30268 (5th Cir. Apr. 13, 2009) held that income derived from certain time chartering activities should be treated as rental income rather than services income. However, the issues in this case arose under the foreign sales corporation rules of the U.S. Internal Revenue Code (or the Code) and did not concern the PFIC rules. In addition, the court’s ruling was contrary to the position of the U.S. Internal Revenue Service (or IRS) that the time charter income should be treated as services income. As a result, it is uncertain whether the principles of the Tidewater decision would be applicable to our operations. However, if the principles of the Tidewater decision were applicable to our operations, we likely would be treated as a PFIC if we were treated as a corporation.
Our subsidiaries Arctic Spirit LLC and Polar Spirit LLC will be classified as corporations for U.S. federal income tax purposes. Subject to the discussion of Tidewater above, we believe that neither Arctic Spirit LLC nor Polar Spirit LLC should be a PFIC based on our relationship to Teekay Corporation, and the composition of the assets and the nature of the activities and other operations of those subsidiaries, and Teekay Corporation with respect to the vessels under time charters with those subsidiaries, including the joint development and option agreement entered into by Teekay Corporation and Arctic Spirit LLC. However, legal uncertainties are involved in this determination, and there is no assurance that the IRS or a court would agree with our opinion. In addition, there is no assurance that our relationship to Teekay Corporation, the composition of the assets and the nature of the activities and other operations of Arctic Spirit LLC or Polar Spirit LLC, or Teekay Corporation with respect to the vessels under time charters with those subsidiaries, will remain the same in the future.

As indicated above, we anticipate that the LPG carriers acquired from I.M. Skaugen ASA will be held by a foreign subsidiary classified as a corporation for U.S. federal income tax purposes that is wholly owned by a U.S. partnership. We have requested a ruling from the IRS that would cause this foreign subsidiary not to be classified as a PFIC for U.S. federal income tax purposes. If we do not receive a favorable ruling from the IRS, we anticipate that we would operate the LPG carriers in a pass-through structure rather than a corporation, and thereby avoid PFIC status for those vessels.
If we receive a favorable ruling with respect to the LPG carrier structure, we anticipate that we will use the same structure to acquire and hold the carriers servicing the Tangguh LNG project. If we do not receive a favorable ruling, we believe placing Tangguh LNG carriers in a pass-through structure could jeopardize our status as a partnership for U.S. federal income tax purposes due to the nature of their charter agreements and the amount of income they generate. In order to preserve this status, we are exploring potential alternatives, which could include restructuring the Tangguh LNG project to allow us to realize at least a portion of the income derived from these vessels. In the alternative, unitholders may have to make a qualified electing fund election, as discussed below, in order to avoid a potential adverse tax result.
If we were classified as a PFIC, for any year during which a unitholder owns units, we generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC) with respect to (1) any “excess distribution” (generally, any distribution received by a unitholder in a taxable year that is greater than 125% of the average annual distributions received by the unitholder in the three preceding taxable years or, if shorter, the unitholder’s holding period for the units) and (2) any gain realized upon the sale or other disposition of units. Under these rules:
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
If any of our subsidiaries were to be classified as a PFIC, similar rules would apply to the extent of distributions received by us from these entities or to the extent gain realized by unitholder is attributable to these entities.
Certain elections, such as a qualified electing fund (or QEF) election or mark-to-market election, may be available to a unitholder if we or any of our subsidiaries were classified as a PFIC. If we determine that we or any of such subsidiaries is or will be a PFIC, we will provide unitholders with information concerning the potential availability of such elections.
A unitholder making a timely qualified electing fund election (or an Electing Holder) with respect to us (or any of our subsidiaries), must report for U.S. federal income tax purposes the pro rata share of our (or such subsidiary’s) ordinary earnings and net capital gain, if any, for our (or such subsidiary’s) taxable years that end with or within the taxable year, regardless of whether or not the Electing Holder received distributions from us (or whether we received distributions from such subsidiary) in that year. The Electing Holder’s adjusted tax basis in the common units (or our basis in such subsidiary) will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units (or our basis in such subsidiary) and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A unitholder makes a qualified electing fund election with respect to any year that we are (or such subsidiary is) a PFIC by filing IRS Form 8621 with the unitholder’s U.S. federal income tax return. If contrary to our expectations, we determine that we are (or any such subsidiary is) treated as a PFIC for any taxable year, we will provide each unitholder with the information necessary to make the qualified electing fund election described above.
Under current law, dividends received by individual citizens or residents of the U.S. from domestic corporations and qualified foreign corporations generally are treated as net capital gains and subject to U.S. federal income tax at reduced rates (generally 15%). However, if we are classified as a PFIC for the taxable year in which a dividend is paid, we would not be considered a qualified foreign corporation and the dividends received from us would not be eligible for the reduced rate of U.S. federal income tax.
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

Canadian Federal Income Tax Consequences. The following discussion is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (or the Canada Tax Act), that we believe are relevant to holders of common units who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty) resident in the United States and entitled to all of the benefits of the Canada - U.S. Treaty, and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders).
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
In this connection, we believe that our activities and affairs can be conducted in a manner that we will not be carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act solely by reason of the acquisition, holding, disposition or redemption of common units. We intend that this is the case, notwithstanding that certain services will be provided to us, indirectly through arrangements with a subsidiary of Teekay Corporation that is resident and based in Bermuda, by Canadian service providers. However, we cannot assure this result.
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

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at December 31, 2008, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance							Fair Value
	of					There-		Asset/
	2009	2010	2011	2012	2013	after	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Variable Rate ($U.S.) (2)	38.3	30.5	32.5	32.5	32.5	531.6	697.9	(902.2)	2.8%
Variable Rate (Euro) (3) (4)	11.8	12.6	221.9	7.1	7.6	153.1	414.1	(55.1)	3.4%

Fixed-Rate Debt ($U.S.)	26.7	24.9	24.9	24.9	24.9	144.3	270.6	(261.9)	5.4%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	6.0%	5.4%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	120.4	3.9	80.1	—	—	—	204.4	(204.4)	7.4%
Average Interest Rate (8)	8.8%	5.4%	5.5%	—	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	11.3	17.9	18.4	18.9	19.4	490.2	576.1	(72.7)	5.6%
Average Fixed Pay Rate (2)	5.7%	5.5%	5.5%	5.6%	5.6%	5.6%	5.6%
Contract Amount (Euro) (4) (10)	11.8	12.7	221.9	7.1	7.6	153.0	414.1	(3.4)	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.8%	3.7%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of December 31, 2008 ranged from 0.3% to 0.8%. Please read Item 18 — Financial Statements: Note 9 — Long-Term Debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2008.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 102.7 million Euros ($143.5 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at December 31, 2008, this amount was 104.7 million Euros ($146.2 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 18 — Financial Statements: Note 5 — Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at December 31, 2008 totaled $487.4 million, and the lease obligations, which as at December 31, 2008 totaled $469.4 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at December 31, 2008, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat’s capital lease obligations and restricted cash deposits were $478.8 million and $477.1 million, ($110.5) million and $167.4 million, and 4.9% and 4.8% respectively.

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
Spot Market Rate Risk
One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 17 years, although the charterer has the right to terminate the time charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. At December 31, 2008, the fair value of this derivative liability was $18.0 million and the change from reporting period to period has been reported in voyage revenues.
Item 12. Description of Securities Other than Equity Securities
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of our general partner. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2008 to ensure that information required to be disclosed by us in the reports we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to our management, including the principal executive and principal financial officers of our general partner, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
During 2008, management implemented a change in our internal control over financial reporting which resulted in a more rigorous process to determine the appropriate accounting treatment for complex accounting issues such as hedge accounting and non-routine, complex financial structures and arrangements, including the engagement of appropriately qualified external expertise.
Aside from the item discussed above, during 2008 there were no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2008.
Our independent auditors, Ernst & Young LLP, a registered public accounting firm has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on F-2 of this Annual Report.
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
Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2008 and 2007 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit services provided by Ernst & Young LLP for 2008 and 2007.

Fees	2008	2007

Audit Fees (1)	$1,375,881	$649,943
Audit-Related Fees (2)	$68,500	$36,300

Total	$1,444,381	$686,243

(1)
Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements and review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings.

(2)	Audit-related fees consisted primarily of accounting consultations and professional services in connection with the review of our regulatory filings for our shelf filings in 2007 and 2008.
The Audit Committee of our General Partner’s board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2008.
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

Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay LNG Partners L.P. (1)

1.2	First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P., as amended (2)

1.3	Certificate of Formation of Teekay GP L.L.C. (1)

1.4	Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C. (3)

4.2	Contribution, Conveyance and Assumption Agreement (4)

4.3	Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan (3)

4.4	Amended and Restated Omnibus Agreement (5)

4.5	Administrative Services Agreement with Teekay Shipping Limited (3)

4.6	Advisory, Technical and Administrative Services Agreement (3)

4.7	LNG Strategic Consulting and Advisory Services Agreement (3)

4.10	Agreement to Purchase Nakilat Interest (3)

4.11	Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended (3)

4.15	Agreement, dated December 7, 2005, for a U.S. $137,500,000 Secured Reducing Revolving Loan Facility Agreement between Asian Spirit L.L.C., African Spirit L.L.C., European Spirit L.L.C., DNB Nor Bank ASA and other banks (6)

4.16	Agreement, dated August 23, 2006, for a U.S. $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks (7)

4.17	Purchase Agreement, dated November 2005, for the acquisition of Asian Spirit L.L.C., African Spirit L.L.C. and European Spirit L.L.C. (8)

4.18	Agreement, dated June 30, 2008, for a U.S. $172,500,000 Secured Revolving Loan Facility between Arctic Spirit L.L.C., Polar Spirit L.L.C and DnB Nor Bank A.S.A. (9)

8.1	List of Subsidiaries of Teekay LNG Partners L.P.

12.1	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Executive Officer

12.2	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Financial Officer

13.1	Teekay LNG Partners L.P. Certification of Peter Evensen, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Ernst & Young LLP, as independent registered public accounting firm, for Teekay LNG Partners L.P. and Teekay GP L.L.C.

15.2	Consolidated Balance Sheet of Teekay GP L.L.C. (restated)

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

(9)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on March 20, 2009 and hereby incorporated by reference to such report.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY LNG PARTNERS L.P.
	By:	Teekay GP L.L.C., its General Partner

Dated: June 29, 2009	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of
TEEKAY LNG PARTNERS L.P.
We have audited the accompanying consolidated balance sheets of Teekay LNG Partners L.P. and subsidiaries (or the Partnership) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in partners’ equity/stockholder deficit, and cash flows for each of the years in the period ended December 31, 2008. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay LNG Partners L.P. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1 to the consolidated financial statements, on January 1, 2007, the Partnership adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teekay LNG Partner L.P.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2009 expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ ERNST & YOUNG LLP
June 24, 2009	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of
TEEKAY LNG PARTNERS L.P.
We have audited Teekay LNG Partners L.P.’s (or the Partnership’s) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Teekay LNG Partners L.P.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.
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
In our opinion, Teekay LNG Partners L.P. has maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2008 consolidated financial statements of Teekay LNG Partners L.P. and our report dated June 24, 2009 expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ ERNST & YOUNG LLP
June 24, 2009	Chartered Accountants

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except unit and per unit data)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$

VOYAGE REVENUES (notes 12 and 13)	303,781	269,974	186,880

OPERATING EXPENSES (note 12)
Voyage expenses	3,253	1,197	2,036
Vessel operating expenses	77,113	56,863	40,977
Depreciation and amortization	76,880	66,017	53,076
General and administrative	20,201	15,186	14,152

Total operating expenses	177,447	139,263	110,241

Income from vessel operations	126,334	130,711	76,639

OTHER ITEMS
Interest expense (notes 5, 9, and 13)	(404,245)	(167,870)	(35,298)
Interest income (note 13)	240,922	88,737	13,041
Foreign currency exchange gain (loss) (note 9)	18,244	(41,241)	(39,590)
Other income (loss) — net (note 11)	1,181	(1,414)	(429)
Goodwill impairment (note 6)	(3,648)	—	—

Total other items	(147,546)	(121,788)	(62,276)

(Loss) income before non-controlling interest	(21,212)	8,923	14,363
Non-controlling interest	40,698	16,739	(3,234)

Net income	19,486	25,662	11,129

Dropdown Predecessor’s interest in net income (loss) (note 1)	894	520	(123)
General Partner’s interest in net income	11,989	9,752	1,542
Limited partners’ interest: (note 16)
Net income	6,603	15,390	9,710
Net income per:
• Common unit (basic and diluted)	0.00	0.58	0.42
• Subordinated unit (basic and diluted)	0.00	0.27	0.07
• Total unit (basic and diluted)	0.00	0.45	0.27

Weighted-average number of units outstanding:
• Common units (basic and diluted)	29,698,031	21,670,958	20,238,567
• Subordinated units (basic and diluted)	12,459,973	14,734,572	14,734,572
• Total units (basic and diluted)	42,158,004	36,405,530	34,973,139
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	December 31,	December 31,
	2008	2007
	$	$
ASSETS
Current
Cash and cash equivalents	117,641	91,891
Restricted cash — current (note 5)	28,384	26,662
Accounts receivable, including non-trade of $3,905 (2007 — $8,954)	5,793	10,668
Prepaid expenses	5,329	5,519
Other current assets	7,266	1,294
Current portion of derivative assets (notes 2 and 13)	13,078	4,628
Advances to joint venture (note 12f)	—	7,512
Advances to affiliates (note 12k)	9,583	—

Total current assets	187,074	148,174

Restricted cash — long-term (note 5)	614,565	652,567

Vessels and equipment (note 9)
At cost, less accumulated depreciation of $121,233 (2007 — $89,605)	1,078,526	890,741
Vessels under capital leases, at cost, less accumulated depreciation of $106,975 (2007 — $74,441) (note 5)	928,795	934,058
Advances on newbuilding contracts (note 14)	200,557	240,773

Total vessels and equipment	2,207,878	2,065,572

Investment in and advances to joint venture (note 12f)	64,382	685,730
Advances to joint venture partner (note 7)	—	9,631
Other assets	27,266	37,762
Derivative assets (notes 2 and 13)	154,248	28,966
Intangible assets — net (note 6)	141,805	150,935
Goodwill (note 6)	35,631	39,279

Total assets	3,432,849	3,818,616

LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	10,838	8,693
Accrued liabilities (note 8)	24,071	22,390
Unearned revenue	9,705	5,462
Current portion of long-term debt (note 9)	76,801	71,509
Current obligations under capital lease (note 5)	147,616	150,791
Current portion of derivative liabilities (notes 2 and 13)	35,182	7,681
Advances from joint venture partners (note 7)	1,236	615
Advances from affiliates (note 12k)	73,064	268,477

Total current liabilities	378,513	535,618

Long-term debt (note 9)	1,305,810	1,654,202
Long-term obligations under capital lease (note 5)	669,725	706,489
Other long-term liabilities (note 5)	44,668	—
Derivative liabilities (notes 2 and 13)	225,420	71,637

Total liabilities	2,624,136	2,967,946

Commitments and contingencies (notes 5, 12 and 14)

Non-controlling interest	2,862	141,378

Partners’ equity
Dropdown Predecessor equity (note 1)	—	1,118
Partners’ equity	805,851	708,174

Total partners’ equity	805,851	709,292

Total liabilities and partners’ equity	3,432,849	3,818,616

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	19,486	25,662	11,129
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 13)	84,546	(10,941)	(23,308)
Depreciation and amortization	76,874	66,017	53,076
Goodwill impairment (note 6)	3,648	—	—
Deferred income tax expense	205	1,155	169
Foreign currency exchange (gain) loss	(17,746)	41,450	41,968
Equity based compensation	369	375	427
Non-controlling interest	(40,698)	(16,739)	3,234
Accrued interest and other — net	2,890	(118)	5,173
Change in non-cash working capital items related to operating activities (note 15)	31,962	12,313	1,208
Expenditures for drydocking	(11,966)	(3,724)	(3,693)

Net operating cash flow	149,570	115,450	89,383

FINANCING ACTIVITIES
Excess of purchase price over the contributed basis of Teekay Nakilat (III) Holdings Corporation (note 12f)	(28,192)	—	—
(Excess) deficit of purchase price over the contributed basis of Teekay Nakilat Holdings Corporation (note 12g)	—	(13,844)	3,295
Distribution to Teekay Corporation for the purchase of Kenai LNG Carriers (note 12j)	(230,000)	—	—
Distribution to Teekay Corporation for the purchase of Dania Spirit LLC (note 12h)	—	(18,548)	—
Proceeds from issuance of long-term debt	936,988	1,021,615	325,683
Debt issuance costs	(2,233)	(5,345)	(7,130)
Scheduled repayments of long-term debt	(73,613)	(30,870)	(8,655)
Scheduled repayments of capital lease obligations	(33,176)	(30,999)	(152,348)
Prepayments of long-term debt	(321,000)	(291,098)	(46,000)
Proceeds from issuance of common units	202,519	85,975	(142)
Advances from affiliates	17,147	(2,788)	32,507
Repayment of advances from affiliate	—	—	(15,801)
Advances from joint venture partner	621	44,185	6,689
Repayment of joint venture partner advances	—	(65,815)	(3,000)
Decrease (increase) in restricted cash	28,340	11,445	(338,446)
Cash distributions paid	(97,420)	(74,116)	(64,237)
Equity distribution from Teekay Corporation (note 15)	3,281	598	1,537

Net financing cash flow	403,262	630,395	(266,048)

INVESTING ACTIVITIES
Advances to joint venture	(278,723)	(461,258)	(111,779)
Repayments from joint venture	28,310	—	—
Return of capital from Teekay BLT Corporation to joint venture partners (note 12e)	(28,000)	—	—
Receipt of Spanish re-investment tax credit (note 17)	5,431	—	—
Purchase of Teekay Nakilat (III) Holdings Corporation (note 12f)	(82,007)	—	—
Purchase of Teekay Nakilat Holdings Corporation (note 12g)	—	(61,227)	(30,158)
Expenditures for vessels and equipment	(172,093)	(160,757)	(1,037)
Proceeds from sale of vessels and equipment	—	—	312,972

Net investing cash flow	(527,082)	(683,242)	169,998

Increase (decrease) in cash and cash equivalents	25,750	62,603	(6,667)
Cash and cash equivalents, beginning of the year	91,891	29,288	35,955

Cash and cash equivalents, end of the year	117,641	91,891	29,288

Supplemental cash flow information (note 15)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY/STOCKHOLDER DEFICIT
(in thousands of U.S. dollars and units)

	Stockholder
	Deficit
	(Predecessor
	and	PARTNERS’ EQUITY
	Dropdown	Limited Partners				General
	Predecessor)	Common		Subordinated		Partner	Total
	$	Units	$	Units	$	$	$
Balance as at December 31, 2005	3,743	20,238	432,462	14,735	283,095	17,299	736,599

Net change in parent’s equity in Dropdown Predecessor (notes 1 and 15)	16,120	—	—	—	—	—	16,120
Net (loss) income	(123)	—	8,461	—	1,249	1,542	11,129
Cash distributions	—	—	(36,430)	—	(26,522)	(1,285)	(64,237)
Offering costs from follow-on public offering of limited partnership interests	—	—	(143)	—	—	—	(143)
Equity based compensation (notes 1 and 3)	—	2	308	—	114	5	427
Purchase of Teekay Nakilat Holdings Corporation from Teekay Corporation (note 12g)	—	—	1,190	—	2,008	97	3,295

Balance as at December 31, 2006	19,740	20,240	405,848	14,735	259,944	17,658	703,190

Net change in parent’s equity in Dropdown Predecessor (notes 1 and 15)	598	—	—	—	—	—	598
Net income	520	—	11,393	—	3,997	9,752	25,662
Cash distributions	—	—	(42,616)	—	(29,248)	(2,252)	(74,116)
Proceeds from follow-on public offering of units, net of offering costs of $3.5 million (note 3)	—	2,300	84,185	—	—	1,790	85,975
Price adjustment of Teekay Nakilat Holdings Corporation (note 12g)	—	—	(5,000)	—	(8,435)	(409)	(13,844)
Equity based compensation (notes 1 and 3)	—	—	218	—	149	8	375
Purchase of Dania Spirit LLC from Teekay Corporation (note 12h)	(19,740)	—	431	—	726	35	(18,548)

Balance as at December 31, 2007	1,118	22,540	454,459	14,735	227,133	26,582	709,292

Net change in parent’s equity in Dropdown Predecessor (notes 1 and 15)	224,366	—	—	—	—	—	224,366
Net income	894	—	9,509	—	(2,906)	11,989	19,486
Cash distributions	—	—	(65,002)	—	(27,996)	(4,422)	(97,420)
Proceeds from follow-on public offering of units, net of offering costs of $6.2 million (note 3)	—	7,114	198,345	—	—	4,174	202,519
Re-investment tax credit received (note 17)	—	—	3,218	—	2,104	109	5,431
Equity based compensation (notes 1 and 3)	—	—	255	—	107	7	369
Conversion of 25% subordinated units to common (note 16)	—	3,684	46,040	(3,684)	(46,040)	—	—
Purchase of Teekay Nakilat (III) Holdings Corporation (note 12f)	—	—	(11,307)	—	(15,908)	(977)	(28,192)
Purchase of Kenai LNG Carriers from Teekay Corporation (note 12j)	(226,378)	—	(1,305)	—	(2,203)	(114)	(230,000)

Balance as at December 31, 2008	—	33,338	634,212	11,051	134,291	37,348	805,851

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
1.	Summary of Significant Accounting Policies
Basis of presentation
The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P. (or the Partnership), which is a limited partnership organized under the laws of the Republic of The Marshall Islands and its wholly owned or controlled subsidiaries, the Dropdown Predecessor, (as defined below) and Teekay Nakilat Corporation (or Teekay Nakilat), a variable interest entity up to October 31, 2006. Included since November 1, 2006 is Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), a variable interest entity up to May 6, 2008. Also included since November 1, 2006 is Teekay Tangguh Holdings Corporation (or Teekay Tangguh) and since July 28, 2008 DHJS Hull No. 2007-001 and -002 LLC (or the Skaugen Multigas Carriers), which both are variable interest entities for which the Partnership is the primary beneficiary (see Note 14). Significant intercompany balances and transactions have been eliminated upon consolidation.
On May 6, 2008, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat (III) in exchange for a non-interest bearing and unsecured promissory note. Teekay Nakilat (III) owns 40% of Teekay Nakilat (III) Corporation (the RasGas 3 Joint Venture), which in turn has a 100% interest relating to four LNG carriers (the RasGas 3 LNG Carriers) (see Note 12f). On the date the first vessel was delivered to the RasGas 3 Joint Venture from the shipyard, the Partnership acquired the shares of Teekay Nakilat (III) and, therefore, Teekay Nakilat (III) was no longer a variable interest entity and its results form part of the consolidated financial statements (see Note 14a).
On July 28, 2008, Teekay Corporation signed contracts for the purchase of two newbuilding multigas ships from subsidiaries of I.M. Skaugen ASA (or Skaugen). The Partnership agreed to acquire these vessels upon their delivery; pending acquisition by the Partnership, these subsidiaries are considered variable interest entities. As a result, the Partnership’s consolidated financial statements reflect the financial position, results of operations and cash flows of these two newbuilding multigas ships from July 28, 2008 (see Note 14a).
As required by Statement of Financial Accounting Standards (or SFAS) No. 141, the Partnership accounts for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting prescribed by SFAS No. 141, Business Combinations, for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels during the periods they were under common control of Teekay Corporation.
On January 2007, the Partnership acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter. On April 1, 2008, the Partnership acquired interests in two liquefied natural gas (or LNG) vessels (the Kenai LNG Carriers) from Teekay Corporation and immediately chartered the vessels back to Teekay Corporation. These transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s balance sheets as at December 2007 and 2006, and the statements of income, cash flows and changes in partners’ equity/stockholder deficit for the years ended December 31, 2008, 2007 and 2006 reflect these three vessels, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations under the ownership of Teekay Corporation on April 1, 2003 (Dania Spirit), and December 13 and 14, 2007 (the Kenai LNG Carriers). The effect of adjusting the Partnership’s financial statements to account for these common control exchanges increased (decreased) the Partnership’s net income by $0.9 million, $0.5 million and $(0.1) million for the years ended December 31, 2008, 2007 and 2006, respectively.
The Partnership’s consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the vessels. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented. In addition, if the Dropdown Predecessor was capitalized in part with non-interest bearing loans from Teekay Corporation and its subsidiaries, these intercompany loans were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the Dropdown Predecessor.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Reporting currency
The consolidated financial statements are stated in U.S. Dollars. The functional currency of the Partnership is U.S. Dollars because the Partnership operates in international shipping markets, the Partnership’s primary economic environment, which typically utilize the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statement of income.
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
Cash and cash equivalents
The Partnership classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents. Included in cash and cash equivalents as at December 31, 2008 is $22.9 million (2007 — $54.7 million) relating to the variable interest entities (see Note 14).
Accounts receivable and allowance for doubtful accounts
Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership determines the allowance based on historical write-off experience and customer economic data. The Partnership reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Partnership believes that the receivable will not be recovered.
Vessels and equipment
All pre-delivery costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. The acquisition cost (net of any government grants received) and all costs incurred to restore used vessels purchased by the Partnership to the standards required to properly service the Partnership’s customers are capitalized.
Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers, 30 years for LPG carriers and 35 years for LNG carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years, 30 years, or 35 years, respectively. Depreciation of vessels and equipment (including depreciation attributable to the Dropdown Predecessor) for the years ended December 31, 2008, 2007 and 2006 aggregated $64.2 million, $54.2 million and $42.2 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.
Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.
During the year ended December 31, 2008, $7.4 million of critical spares inventory was reclassified from other assets to vessels and equipment and is being depreciated over the remaining life of the assets (34 years) on a straight-line basis.
Interest costs capitalized to vessels and equipment for the years ended December 31, 2008, 2007 and 2006 aggregated $11.4 million, $5.7 million, and $0.8 million, respectively.
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

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Generally, the Partnership drydocks each LNG and LPG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on the Partnership’s LNG and LPG carriers between the second and third year of the five-year drydocking period. The Partnership capitalizes a portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion date of the next drydocking. The Partnership includes in capitalized drydocking those costs incurred as part of the drydocking to meet regulatory requirements, or expenditures that either add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s operating efficiency. The Partnership expenses costs related to routine repairs and maintenance performed during drydocking that do not improve operating efficiency or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures (including amortization attributable to the Dropdown Predecessor) for the years ended December 31, 2008, 2007 and 2006 aggregated $3.6 million, $2.7 million and $1.8 million, respectively.
Drydocking activity for the three years ended December 31, 2008, 2007 and 2006 is summarized as follows:

	Year Ended December 31,
	2008	2007	2006

Balance at January 1,	6,854	5,828	3,325
Cost incurred for drydocking	11,966	3,724	3,693
Drydock amortization	(3,563)	(2,698)	(1,190)

Balance at December 31,	15,257	6,854	5,828

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values.
Investment in joint venture
Teekay Nakilat (III) has a 40% interest in a joint venture which owns four LNG carriers (see Notes 12f and 14a). The joint venture is considered a variable interest entity; however, the Partnership is not the primary beneficiary and as a result, the joint venture is accounted for using the equity method, whereby the investment is carried at the Partnership’s original cost plus its proportionate share of undistributed earnings. The Partnership’s maximum exposure to loss is the amount it has invested in the joint venture.
Debt issuance costs
Debt issuance costs, including fees, commissions and legal expenses, are presented as other assets and are deferred and amortized on a straight-line basis over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.
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
The Partnership’s intangible assets consist of acquired time-charter contracts and are amortized on a straight-line basis over the remaining term of the time charters.
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

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
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
For derivative financial instruments that are not designated or that do not qualify as hedges under SFAS No. 133, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated interest rate swaps related to long-term debt or capital lease obligations are recorded in interest expense. Gains and losses from the Partnership’s interest rate swaps related to restricted cash deposits are recorded in interest income. Gains and losses related to the Partnership’s agreement with Teekay Corporation for the Suezmax tanker the Toledo Spirit are recorded in voyage revenues (see Note 10m).
Income taxes
All but two of Teekay Spain’s Spanish-flagged vessels are subject to the Spanish Tonnage Tax Regime (or TTR). Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the Partnership’s disposal, excluding time required for repairs. The income Teekay Spain receives with respect to the remaining two Spanish-flagged vessels is taxed in Spain at a rate of 30%. However, these two vessels are registered in the Canary Islands Special Ship Registry. Consequently, Teekay Spain is allowed a credit, equal to 90% of the tax payable on income from the commercial operation of these vessels, against the tax otherwise payable. This effectively results in an income tax rate of approximately 3% on income from the operation of these two Spanish-flagged vessels.
Included in other assets are deferred income taxes of $3.5 million and $3.6 million as at December 31, 2008 and 2007, respectively. The Partnership accounts for these taxes using the liability method pursuant to SFAS No. 109, Accounting for Income Taxes. The Partnership may also pay a minimal amount of tax in Luxembourg and the United Kingdom.
In July 2006, the Financial Accounting Standards Board (or FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation.
The Partnership adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have material impact on the Partnership’s financial position and results of operations. As of December 31, 2008 and December 31, 2007, the Partnership did not have any material accrued interest and penalties relating to income taxes.
As of December 31, 2007, the Partnership had unrecognized tax benefits of 3.4 million Euros (approximately $5.4 million) relating to a re-investment tax credit related to a 2005 annual tax filing. During the third quarter of 2008, the Partnership received the refund on the re-investment tax credit and met the more-likely-than-not recognition threshold during the period. As a result, the Partnership has reflected this refund as a credit to equity as the original vessel sale transaction was a related party transaction reflected in equity.
The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2004 through 2008 currently remain open to examination by the major tax jurisdiction to which the Partnership is subject.
Guarantee liability
The fair value of the Partnership’s guarantee liabilities are determined and recorded as liabilities at the time the guarantees are given. The initial liability is subsequently reduced as the Partnership is released from exposure under the guarantees. The Partnership amortizes the guarantee liabilities over the relevant time period as part of other income on its statements of income. When it becomes probable that the Partnership will have to perform on a guarantee, the Partnership will accrue a separate liability if it is reasonably estimable, based on the facts and circumstances at that time.
Comprehensive income
The Partnership follows SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income (loss) and its components in the consolidated financial statements. During the years ended December 31, 2008, 2007 and 2006 the Partnership’s comprehensive income and net income were the same.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Accounting for stock-based compensation
Stock options granted to Partnership employees under Teekay Corporation’s stock option plan have a 10-year term and vest equally over three years from the grant date. All outstanding options expire between May 28, 2006 and March 7, 2017, ten years after the date of each respective grant. As of December 31, 2008, there was $0.5 million of total unrecognized compensation cost related to nonvested stock options granted to employees of the Partnership. Recognition of this compensation is expected to be $0.3 million (2009) and $0.2 million (2010).
The weighted-average grant-date fair value of options granted during the year ended December 31, 2008 was $9.31 per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The resulting compensation expense is being amortized over three years using the straight-line method. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 29.9% in 2008 and 28.4% in 2007; expected life of five years; dividend yield of 2.5% in 2008 and 2.0% in 2007; and risk-free interest rate of 2.4% in 2008 and 4.5% in 2007.
Recent Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (or FASB) issued Statement of Financial Accounting Standards (or SFAS) 115-2 and SFAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. This statement changes existing accounting requirements for other-than-temporary impairment. SFAS 115-2 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 115-2 on its consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly. SFAS 157-4 amends SFAS 157, Fair Value Measurements to provide additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. SFAS 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly. SFAS 157-4 supersedes SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. The guidance in SFAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. Early adoption is permitted, but only for periods ending after March 15, 2009. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 157-4 on its consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 107-1 and APB 28-1, Interim Disclosures About Fair Value of Financial Instruments. SFAS 107-1 extends the disclosure requirements of SFAS 107, Disclosures about Fair Value of Financial Instruments to interim financial statements of publicly traded companies as defined in APB Opinion No. 28, Interim Financial Reporting. SFAS 107-1 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 107-1 on its consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies. This statement amends SFAS 141, Business Combinations, to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, in accordance with SFAS 157, if the fair value can be determined during the measurement period. SFAS 141(R)-1 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R)-1 on its consolidated results of operations and financial condition.
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
In March 2008, the FASB issued SFAS No. 161: Disclosures about Derivative Instruments and Hedging Activities, an amendment of Statement of Financial Accounting Standards No. 133 (or SFAS 161). The statement requires qualitative disclosures about an entity’s objectives and strategies for using derivatives and quantitative disclosures about how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed. SFAS 161 allows but does not require, comparative disclosures for earlier periods at initial adoption.
In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its consolidated results of operations and financial condition.
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
2.	Fair Value Measurements
Effective January 1, 2008, the Partnership adopted SFAS No. 157, Fair Value Measurements. In accordance with Financial Accounting Standards Board Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, the Partnership deferred the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Partnership’s fair value measurements.
SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosure about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table presents the Partnership’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value at
	December 31,
	2008 Asset /
	(Liability)	Level 1	Level 2	Level 3
	$	$	$	$

Interest rate swap agreements — assets (1)	167,390	—	167,390	—
Interest rate swap agreements — liabilities (1)	(243,448)	—	(243,448)	—
Other derivatives (2)	(17,955)	—	—	(17,955)

(1)
The fair value of the Partnership’s interest rate swap agreements is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Partnership and the swap counterparties. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as derivative assets and liabilities could vary by a material amount in the near term.

(2)
The Partnership’s other derivative agreement is between Teekay Corporation and the Partnership and relates to hire payments under the time-charter contract for the Toledo Spirit (see Note 12m). The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of Partnership’s projection of future spot market rates, which has been derived from current spot market rates and long-term historical average rates.

Changes in fair value during the year ended December 31, 2008 for assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

Asset/(Liability)
$

Fair value at December 31, 2007	(15,952)
Total unrealized losses reflected as a reduction of voyage revenues	(2,003)

Fair value at December 31, 2008	(17,955)

3.	Public Offerings
During May 2007, the Partnership issued in a follow-on public offering an additional 2.3 million of its common units at $38.13 per unit for proceeds of $84.2 million, net of $3.5 million of commissions and other expenses associated with the offering. In connection with this offering, Teekay GP L.L.C., the Partnership’s general partner (the General Partner) contributed $1.8 million to the Partnership to maintain its 2% general partner interest.
On April 23, 2008, the Partnership completed a follow-on public offering of 5.0 million common units at a price of $28.75 per unit, for gross proceeds of approximately $143.8 million. On May 8, 2008, the underwriters partially exercised their over-allotment option and purchased an additional 375,000 common units for an additional $10.8 million in gross proceeds to the Partnership. Concurrently with the public offering, Teekay Corporation acquired 1.7 million common units of the Partnership at the same public offering price for a total cost of $50.0 million. As a result of these equity transactions, the Partnership raised gross equity proceeds of $208.7 million (including the General Partner’s 2% proportionate capital contribution), and Teekay Corporation’s ownership in the Partnership was reduced from 63.7% to 57.7% (including its indirect 2% general partner interest). The Partnership used the total net proceeds from the equity offerings of approximately $202.5 million to reduce amounts outstanding under the Partnership’s revolving credit facilities that were used to fund the acquisitions of interests in LNG carriers.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The proceeds received by the Partnership from the public offerings and the use of those proceeds are summarized as follows:

	Follow-On	Follow-On
	Offering	Offering
	(May 2007)	(April 2008)	Total
	$	$	$
Proceeds received:
Sale of 2,300,000 common units at $38.13 per unit	87,699	—	87,699
Sale of 7,114,130 common units at $28.75 per unit	—	204,531	204,531
General Partner contribution	1,790	4,174	5,964

	89,489	208,705	298,194

Use of proceeds from sale of common units:
Underwriting and structuring fees	3,514	5,761	9,275
Professional fees and other offering expenses to third parties	—	425	425
Working capital	85,975	202,519	288,494

	89,489	208,705	298,194

During 2008, the board of directors of our General Partner authorized the award by the Partnership of 1,049 common units to each of the four non-employee directors with a value of approximately $30,000 for each award. The Chairman was awarded 2,274 common units with a value of approximately $65,000. These common units were purchased by the Partnership in the open market in April 2008. During 2007 and 2006, the Partnership awarded 6,470 and 2,475 common units, respectively, as compensation to each of the five non-employee directors. The awards were fully vested in March 2008.
4.	Segment Reporting
The Partnership has two reportable segments: its liquefied gas segment and its Suezmax tanker segment. The Partnership’s liquefied gas segment consists of LNG carriers and an LPG carrier subject to long-term, fixed-rate time charters to international energy companies. As at December 31, 2008, the Partnership’s liquefied gas segment consisted of fourteen LNG carriers (including the four RasGas 3 LNG Carriers that had then been delivered and which are accounted for under the equity method) and one LPG carrier, with the Partnership’s range of ownership in these vessels being between 40% and 100%. The Partnership’s Suezmax tanker segment consists of eight 100% owned Suezmax-class crude oil tankers operating on long-term, fixed-rate time-charter contracts to international energy companies. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s audited consolidated financial statements.
The following table presents voyage revenues and percentage of consolidated voyage revenues for customers that accounted for more than 10% of the Partnership’s consolidated voyage revenues during any of the periods presented. Each of the customers is an international energy company.

	Year Ended	Year Ended	Year Ended
(U.S. dollars in millions)	December 31, 2008	December 31, 2007	December 31, 2006
Ras Laffan Liquefied Natural Gas Company Ltd.(2)	$68.4 or 23%	$62.1 or 23%	$2.6 or 1.4%
Compania Espanola de Petroleos, S.A.(1)	$56.6 or 19%	$54.5 or 20%	$54.5 or 29%
Repsol YPF, S.A.(2)	$55.2 or 18%	$50.0 or 19%	$49.6 or 27%
Union Fenosa Gas, S.A.(2)	$25.0 or 8%	$24.2 or 9%	$23.3 or 13%
Gas Natural SDG, S.A.(2)	$28.8 or 9%	$29.2 or 11%	$24.1 or 13%
ConocoPhillips (1)	$27.2 or 9%	$28.8 or 11%	$28.8 or 15%

(1)	Suezmax tanker segment.

(2)	Liquefied gas segment.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following tables include results for these segments for the years presented in these financial statements.

	Year Ended December 31, 2008
		Suezmax
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$

Voyage revenues (1)	222,318	81,463	303,781
Voyage expenses	1,397	1,856	3,253
Vessel operating expenses	49,400	27,713	77,113
Depreciation and amortization	57,880	19,000	76,880
General and administrative (2)	11,247	8,954	20,201

Income from vessel operations	102,394	23,940	126,334

Equity income	136	—	136
Investment in and advances to joint venture	64,382	—	64,382
Total assets at December 31, 2008	2,900,689	396,131	3,296,820
Expenditures for vessels and equipment (3)	169,769	2,324	172,093

	Year Ended December 31, 2007
		Suezmax
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$

Voyage revenues (1)	172,822	97,152	269,974
Voyage expenses	109	1,088	1,197
Vessel operating expenses	32,696	24,167	56,863
Depreciation and amortization	45,986	20,031	66,017
General and administrative (2)	7,445	7,741	15,186

Income from vessel operations	86,586	44,125	130,711

Equity loss	(130)	—	(130)
Investment in and advances to joint venture	693,242	—	693,242
Total assets at December 31, 2007	3,298,495	410,749	3,709,244
Expenditures for vessels and equipment (3)	160,259	498	160,757

	Year Ended December 31, 2006
		Suezmax
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$

Voyage revenues (1)	104,506	82,374	186,880
Voyage expenses	975	1,061	2,036
Vessel operating expenses	20,140	20,837	40,977
Depreciation and amortization	33,220	19,856	53,076
General and administrative (2)	6,914	7,238	14,152

Income from vessel operations	43,257	33,382	76,639

Equity loss	(38)	—	(38)
Investment in and advances to joint venture	232,114	—	232,114
Total assets at December 31, 2006	2,452,495	430,358	2,882,853
Expenditures for vessels and equipment (3)	1,030	7	1,037

(1)
Voyage revenues in the Suezmax tanker segment includes unrealized mark-to-market gains (losses) of the derivative liability relating to the agreement between the Partnership and Teekay Corporation for the Toledo Spirit time charter contract (see Notes 12m and 13).

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(3)	Excludes non-cash investing activities (see Note 15).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	December 31,	December 31,
	2008	2007
	$	$

Total assets of the liquefied gas segment	2,900,689	3,298,495
Total assets of the Suezmax tanker segment	396,131	410,749
Cash and cash equivalents	117,641	91,891
Accounts receivable, prepaid expenses and other current assets	18,388	17,481

Consolidated total assets	3,432,849	3,818,616

5.	Leases and Restricted Cash
Capital Lease Obligations
RasGas II LNG Carriers. As at December 31, 2008, the Partnership owned a 70% interest in Teekay Nakilat, which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carriers capital leases include the Partnership’s joint venture partner’s 30% share.
Under the terms of the RasGas II capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the rentals payable under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. During 2008 the Partnership agreed under the terms of its tax lease indemnification guarantee to increase its capital lease payments for its three LNG carriers to compensate the lessor for losses suffered as a result of changes in tax rates. The estimated increase in lease payments is approximately $8.1 million over the term of the lease and the Partnership’s carrying amount of the remaining tax indemnification guarantee is $9.5 million. Both amounts are included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The tax indemnification would be for a total 36 years, which is the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred. There is no maximum potential amount of future payments however, Teekay Nakilat may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.
At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at December 31, 2008, the commitments under these capital leases approximated $1,073.1 million, including imputed interest of $603.7 million, repayable as follows:

Year	Commitment
2009	$24.0 million
2010	$24.0 million
2011	$24.0 million
2012	$24.0 million
2013	$24.0 million
Thereafter	$953.1 million
Spanish-Flagged LNG Carrier. As at December 31, 2008, the Partnership was a party to a capital lease on one LNG carrier (the Madrid Spirit) which is structured as a “Spanish tax lease”. The Partnership was a party to a similar Spanish tax lease for another LNG carrier (the Catalunya Spirit) until it purchased the vessel pursuant to the capital lease in December 2006. Under the terms of the Spanish tax lease for the Madrid Spirit, which includes the Partnership’s contractual right to full operation of the vessel pursuant to a bareboat charter, the Partnership will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the interest rate implicit in the Spanish tax lease was 5.8%. As at December 31, 2008, the commitments under this capital lease, including the purchase obligation, approximated 117.4 million Euros ($164.0 million), including imputed interest of 14.7 million Euros ($20.5 million), repayable as follows:

Year	Commitment
2009	25.6 million Euros ($35.8 million)
2010	26.9 million Euros ($37.6 million)
2011	64.8 million Euros ($90.6 million)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Suezmax Tankers. As at December 31, 2008, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership’s contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at December 31, 2008, the remaining commitments under these capital leases, including the purchase obligations, approximated $226.8 million, including imputed interest of $22.4 million, repayable as follows:

Year	Commitment
2009	$134.4 million
2010	$8.4 million
2011	$84.0 million
The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.
Operating Lease Obligations
Teekay Tangguh Joint Venture. Teekay Tangguh owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture) and is considered a variable interest entity for the Partnership (see Notes 9 and 12e).
As at December 31, 2008, the Teekay Tangguh Joint Venture was a party to an operating lease whereby it is the lessor and is leasing its LNG carriers upon delivery to a third party company (or Head Lease).The Teekay Tangguh Joint Venture is then leasing back the LNG carriers from the same third party company upon delivery to the charterers (or Sublease). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Joint Venture. Lease payments under the Sublease are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the third party company is entitled to increase the lease payments under the Sublease to maintain its agreed after-tax margin. The Teekay Tangguh Joint Venture carrying amount of this tax indemnification is $11.2 million and is included as part of other long-term liabilities in the accompanying consolidated balance sheets of the Partnership. The tax indemnification would be for a total of 26 years, which is the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred. There is no maximum potential amount of future payments however, the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Joint Venture will be required to pay termination sums to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. Both the Head Lease and the Sublease have 20 year terms and are classified as operating leases.
As at December 31, 2008, the total future minimum rental payments to be received and paid under the lease contract are as follows:

Year	Rental Receipts	Rental Payments
2009	$41,343	$18,492
2010	$28,892	$25,077
2011	$28,875	$25,077
2012	$28,859	$25,077
2013	$28,843	$25,077
Thereafter	$332,563	$382,531
Restricted Cash
Under the terms of the capital leases for the RasGas II and Spanish-flagged LNG Carriers described above, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the Spanish-flagged LNG carrier at the end of the lease period. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 9). The interest rates earned on the deposits approximate the interest rates implicit in the leases.
As at December 31, 2008 and 2007, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $487.4 million and $492.2 million, respectively. As at December 31, 2008 and 2007, the weighted-average interest rates earned on the deposits were 4.8% and 5.3%, respectively.
As at December 31, 2008 and 2007, the amount of restricted cash on deposit for the Spanish-Flagged LNG carrier was 104.7 million Euros ($146.2 million) and 122.8 million Euros ($179.2 million), respectively. As at December 31, 2008 and 2007, the weighted-average interest rates earned on these deposits were 5.0%.
The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled $9.3 million and $7.8 million as at December 31, 2008 and 2007, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Operating Leases
As at December 31, 2008 and 2007, all of the Partnership’s vessels that were earning time charter revenues were accounted for as operating leases. As at December 31, 2008, minimum scheduled future revenues in the next five years to be received by the Partnership under these time charters then in place were approximately $254.7 million (2009), $254.7 million (2010), $254.7 million (2011), $254.7 million (2012) and $218.9 million (2013). The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.
6.	Intangible Assets and Goodwill
As at December 31, 2008 and 2007, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years.
The carrying amount of intangible assets as at December 31, 2008 and 2007 for the Partnership’s reportable segments is as follows:

	December 31,	December 31,
	2008	2007
	$	$

Gross carrying amount	182,552	182,552
Accumulated amortization	(40,747)	(31,617)

Net carrying amount	141,805	150,935

Amortization expense of intangible assets is $9.1 million for the years ended December 31, 2008, 2007 and 2006. Amortization of intangible assets for the five fiscal years subsequent to December 31, 2008 is expected to be $9.1 million per year.

The carrying amount of goodwill as at December 31, 2008 and 2007 for the Partnership’s reportable segments are as follows:

	December 31,	December 31,
	2008	2007
	$	$

Liquefied Gas Segment	35,631	35,631
Suezmax Tanker Segment	—	3,648

Total	35,631	39,279

Due to the decline in market conditions, the Partnership conducted an interim impairment review of its reporting units during the third quarter of 2008. The fair value of the reporting units was estimated using the expected present value of future cash flows. The fair value of the reporting units were compared to their carrying values at September 30, 2008 and it was determined that the fair value attributable to the Partnership’s Suezmax tanker segment was less than its carrying value. As a result, a goodwill impairment loss of $3.6 million was recognized in the Suezmax tanker reporting unit during the third quarter of 2008.
7.	Advances to and from Joint Venture Partners

	December 31, 2008	December 31, 2007
	$	$

Advances to QGTC Nakilat (1643-6) Holdings Corporation (note 12f)	—	9,631

Advances from BLT LNG Tangguh Corporation (note 12e)	1,179	615
Advances from Qatar Gas Transport Company Ltd. (Nakilat)	57	—

Total advances from affiliates and joint venture partners	1,236	615

Advances to and from joint venture partners are non-interest bearing and unsecured. The Partnership did not incur interest income or interest expense from the advances during the years ended December 31, 2008 and 2007.
8.	Accrued Liabilities

	December 31, 2008	December 31, 2007
	$	$

Voyage and vessel expenses	9,933	5,988
Interest	11,977	14,205
Payroll and benefits (1)	2,161	2,197

Total	24,071	22,390

(1)
As at December 31, 2008 and 2007, $1.4 million and $1.2 million, respectively, of accrued liabilities relates to crewing and manning costs payable to the subsidiaries of Teekay Corporation (see Note 12a).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
9.	Long-Term Debt

	December 31, 2008	December 31, 2007
	$	$

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	215,000	10,000
U.S. Dollar-denominated Term Loans due through 2019	421,517	446,435
U.S. Dollar-denominated Term Loans due through 2020(1)	—	600,990
U.S. Dollar-denominated Term Loans due through 2021(1)	139,607	207,148
U.S. Dollar-denominated Term Loans due through 2021	174,999	—
U.S. Dollar-denominated Unsecured Loan(1)	499	1,144
U.S. Dollar-denominated Unsecured Loan	645	—
U.S. Dollar-denominated Unsecured Demand Loan	16,200	16,002
Euro-denominated Term Loans due through 2023	414,144	443,992

Total	1,382,611	1,725,711
Less current portion	50,805	36,844
Less current portion (newbuilding vessel financing)(1)	25,996	34,665

Total	1,305,810	1,654,202

(1)	As at December 31, 2008, long-term debt related to newbuilding vessels to be delivered was $140.1 million (2007 — $809.3 million) (see Note 14a).
As at December 31, 2008, the Partnership had three long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $589.2 million, of which $374.2 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $31.0 million (2009), $31.6 million (2010), $32.2 million (2011), $32.9 million (2012), $33.7 million (2013) and $427.8 million (thereafter). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.
The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2008, totaled $421.5 million, of which $253.3 million bears interest at a fixed rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56.0 million per vessel due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on three vessels, together with certain other related security and certain guarantees from the Partnership.
Teekay Nakilat (III) owns a 40% interest in the RasGas 3 Joint Venture. The RasGas 3 Joint Venture owns four LNG newbuilding carriers, which delivered during 2008, and the related 25-year fixed-rate, time-charter contracts. On November 1, 2006, the Partnership agreed to purchase Teekay Corporation’s 100% interest in Teekay Nakilat (III), which caused the Partnership to become the primary beneficiary of this variable interest entity (see Notes 12f and 14a). Teekay Nakilat (III) has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2008 and 2007, totaled nil and $601.0 million and represents 100% of the RasGas 3 term loan which was used to fund advances on similar terms and conditions to the joint venture. Interest payments on the term loan are based on LIBOR plus a margin. On December 31, 2008 Teekay Nakilat (III) and its joint venture partner, QGTC Nakilat (1643-6) Holdings Corporation (or QGTC 3), novated the RasGas 3 term loan along with the related interest payable and deferred debt issuance costs to the RasGas 3 Joint Venture. Also on December 31, 2008, Teekay Nakilat (III) and QGTC 3 novated their interest rate swap agreements to the RasGas 3 Joint Venture for no consideration. As a result, the RasGas 3 Joint Venture assumed all the rights, liabilities and obligations of Teekay Nakilat (III) and QGTC 3 under the terms of the RasGas 3 term loan and the interest rate swap agreements. Teekay Nakilat (III) has guaranteed 40% of the RasGas 3 Joint Venture’s obligations that exceeds 20% of the notional amounts of each of the related interest rate swap agreements.
Teekay Tangguh owns a 70% interest in the Teekay Tangguh Joint Venture. The Teekay Tangguh Joint Venture owns two LNG newbuilding carriers (or the Tangguh LNG Carriers), which delivered in November 2008 and March 2009, and the related 20-year fixed-rate, time-charter contracts. On November 1, 2006, the Partnership agreed to purchase Teekay Corporation’s 100% interest in Teekay Tangguh, which caused the Partnership to become the primary beneficiary of this variable interest entity (see Note 12e and 14a). As at December 31, 2008, the Teekay Tangguh Joint Venture had a loan facility, which, as at such date, provided for borrowings of up to $371.0 million, of which $56.4 million was undrawn. Interest payments on the loan are based on LIBOR plus margins. At December 31, 2008, the margins ranged between 0.30% and 0.80%. Following delivery of the vessels, interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95.0 million bullet payment per vessel due twelve years and three months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other security and is guaranteed by Teekay Corporation. If the Partnership acquires Teekay Corporation’s ownership interest in the Teekay Tangguh Joint Venture, the rights and obligations of Teekay Corporation under the guarantee may, upon the fulfillment of certain conditions, be transferred to the Partnership (see Note 14c).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The Partnership has a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at December 31, 2008, totaled $16.2 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.
The Partnership has two Euro-denominated term loans outstanding, which, as at December 31, 2008 totaled 296.4 million Euros ($414.1 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases for the LNG carriers the Madrid Spirit and the Catalunya Spirit (see Note 5). Interest payments are based on EURIBOR plus a margin. The term loans have varying maturities through 2023 and monthly payments that reduce over time. The term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related security and guarantees from one of the Partnership’s subsidiaries.
The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at December 31, 2008 and December 31, 2007 was 3.6% and 5.5%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 13). At December 31, 2008, the margins on the Partnership’s long-term debt ranged from 0.3% to 0.8%.
All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due primarily to this revaluation, the Partnership recognized foreign exchange gains (losses) of $18.2 million and $(41.2) million for the years ended December 31, 2008 and December 31, 2007, respectively.
The aggregate annual long-term debt principal repayments required for periods subsequent to December 31, 2008 are $76.8 million (2009), $68.0 million (2010), $279.3 million (2011), $64.5 million (2012), $65.0 million (2013) and $829.0 million (thereafter).
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage, and require one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities.
10.	Fair Value of Financial Instruments
Advances to joint venture — The fair value of the Partnership’s advances to joint venture approximate their carrying amounts reported in the accompanying consolidated balance sheets.
Long-term debt — The fair values of the Partnership’s fixed-rate and variable-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.
Advances to and from affiliates and joint venture partners — The fair value of the Partnership’s advances to and from affiliates and joint venture partners approximate their carrying amounts reported in the accompanying consolidated balance sheets.
Interest rate swap agreements — The fair value of the Partnership’s interest rate swaps, used for economic hedging purposes, is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Partnership and the swap counterparties.
Other derivative — The Partnership’s other derivative agreement is between Teekay Corporation and the Partnership and relates to hire payments under the time-charter contract for the Toledo Spirit (see Note 12m). The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of the Partnership’s projection of future spot market tanker rates, which have been derived from current spot market tanker rates and long-term historical average rates.
The estimated fair value of the Partnership’s financial instruments is as follows:

	December 31, 2008		December 31, 2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	Asset	Asset	Asset	Asset
	(Liability)	(Liability)	(Liability)	(Liability)
	$	$	$	$

Cash and cash equivalents and restricted cash	760,590	760,590	771,120	771,120
Advances to and from joint venture	(3,799)	(3,799)	622,909	622,909
Long-term debt (note 9)	(1,382,611)	(1,219,241)	(1,725,711)	(2,508,966)
Advances to and from affiliates	(63,481)	(63,481)	(268,478)	(268,478)
Advances to and from joint venture partners (note 7)	(1,236)	(1,236)	(615)	(615)
Derivative instruments (note 13)
Interest rate swap agreements — assets	167,390	167,390	33,594	33,594
Interest rate swap agreements — liabilities	(243,448)	(243,448)	(63,301)	(63,301)
Other derivative	(17,955)	(17,955)	(15,952)	(15,952)
The Partnership transacts all of its derivative instruments through financial institutions that are investment-grade rated at the time of the transaction and requires no collateral from these institutions.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
11.	Other Income (Loss) — Net

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
Income tax expense	(205)	(1,155)	(375)
Equity income (loss)	136	(130)	(38)
Miscellaneous	1,250	(129)	(16)

Other income (loss) — net	1,181	(1,414)	(429)

12.	Related Party Transactions
a) The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with administrative, crew training, advisory, technical and strategic consulting services. During the years ended December 31, 2008, 2007 and 2006, the Partnership incurred $9.4 million, $7.4 million and $4.8 million, respectively of these costs for these services. In addition, as a component of the services agreement, the Teekay Corporation subsidiaries provide us with all usual and customary crew management services in respect of our vessels. For the years ended December 31, 2008, 2007 and 2006 we incurred $20.1 million, $10.8 million and nil, respectively for crewing and manning costs, of which $3.7 million is payable to the subsidiaries of Teekay Corporation as at December 31, 2008 and is included as part of accounts payable and accrued liabilities in the Partnership’s consolidated balance sheets.
During the years ended December 31, 2008, 2007 and 2006, $0.2 million, $0.1 million and $0.6 million, respectively, of general and administrative expenses attributable to the operations of the Dania Spirit and the Kenai LNG Carriers was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.
During the years ended December 31, 2008, 2007 and 2006, $3.1 million, $0.5 million and $0.9 million, respectively, of interest expense attributable to the operations of the Dania Spirit and the Kenai LNG Carriers was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.
b) The Partnership reimburses the General Partner for all expenses incurred by the General Partner or its affiliates that are necessary or appropriate for the conduct of the Partnership’s business. During the years ended December 31, 2008, 2007 and 2006, the Partnership incurred $0.8 million, $0.8 million and $0.5 million, respectively, of these costs.
c) The Partnership is a party to an agreement with Teekay Corporation pursuant to which Teekay Corporation provides the Partnership with off-hire insurance for its LNG carriers. During the years ended December 31, 2008, 2007 and 2006, the Partnership incurred $1.5 million, $1.5 million and $0.9 million of these costs.
d) In connection with the Partnership’s initial public offering in May 2005, the Partnership entered into an omnibus agreement with Teekay Corporation, the General Partner and other related parties governing, among other things, when the Partnership and Teekay Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers. In December 2006, the omnibus agreement was amended in connection with the initial public offering of Teekay Offshore Partners L.P. (or Teekay Offshore). As amended, the agreement governs, among other things, when the Partnership, Teekay Corporation and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake units and floating production, storage and offloading units.
e) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 70% interest in the Teekay Tangguh Joint Venture, which owns the two newbuilding Tangguh LNG Carriers and the related 20-year, fixed-rate time charters to service the Tangguh LNG project in Indonesia. The purchase originally was to be completed on or before the deliveries of both newbuildings to the charterers, which occurred in December 2008 and May 2009, respectively. However, the purchase has been delayed in order to determine a satisfactory tax structure for the transaction and, if the Partnership is unable to determine a satisfactory structure, it may not acquire the interest in the joint venture (see Note14c). If the transaction proceeds, the estimated purchase price (net of assumed debt) for Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture would be approximately $68.2 million. The customer under the charters for the Tangguh LNG Carriers will be The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Corporation contracted to construct the two double-hull Tangguh LNG Carriers of 155,000 cubic meters each at a total estimated delivered cost of approximately $376.9 million, excluding capitalized interest, of which the Partnership is responsible for 70%. As at December 31, 2008, payments made towards these commitments by the Teekay Tangguh Joint Venture totaled $340.8 million, excluding $21.6 million of capitalized interest and other miscellaneous construction costs, and long-term financing arrangements existed for all of the remaining $36.1 million unpaid estimated cost of the LNG carriers. This remaining payment of $36.1 million was made in 2009. If it acquires Teekay Corporation’s interest in this project, the Partnership will have operational responsibility for the vessels. The remaining 30% interest in the Teekay Tangguh Joint Venture is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk.
During 2008, the Teekay Tangguh Joint Venture repaid $28.0 million of its contributed capital to its joint venture partners, Teekay Corporation and BLT LNG Tangguh Corporation.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
f) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 100% interest in Teekay Nakilat (III) which in turn owns 40% of the RasGas 3 Joint Venture. RasGas 3 Joint Venture owns the four RasGas 3 LNG carriers and related 25-year, fixed-rate time charters (with options to extend up to an additional 10 years) to service the expansion of an LNG project in Qatar. The customer is Ras Laffan Liquefied Natural Gas Co. Limited (3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation. The delivered cost of the four double-hulled RasGas 3 LNG Carriers of 217,000 cubic meters each was approximately $1.0 billion, excluding capitalized interest, of which the Partnership was responsible for 40% upon its acquisition of Teekay Corporation’s interest in the joint venture. The four vessels delivered between May and July 2008.
On May 6, 2008, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat (III) for a purchase price (net of assumed debt) of $110.2 million. This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets was accounted for as an equity distribution to Teekay Corporation. The remaining 60% interest in the RasGas 3 Joint Venture is held by QGTC 3. The Partnership has operational responsibility for the vessels in this project, although QGTC 3 may assume operational responsibility beginning 10 years following delivery of the vessels.
Teekay Nakilat (III) and QGTC were joint and several borrowers with respect to the RasGas 3 term loan and interest rate swap obligations. As a result, the Partnership has reflected on its December 31, 2007 balance sheet 100% of the RasGas 3 term loan and interest rate swap obligations rather than only 40% of such amounts. The loan and the joint venture partner’s share of the swap obligations are reflected on the Partnership’s December 31, 2007 balance sheet as advances to joint venture and advances to joint venture partner, respectively.
On December 31, 2008 Teekay Nakilat (III) and QGTC 3 novated the RasGas 3 term loan along with the related accrued interest of $871.3 million and deferred debt issuance costs of $4.1 million to the RasGas 3 Joint Venture. As a result of this transaction the Partnership’s long-term debt and accrued liabilities have decreased by $871.3 million and other assets decrease by $4.1 million. This transaction is offset by a decrease in the Partnership’s advances to the RasGas 3 Joint Venture. Also on December 31, 2008, Teekay Nakilat (III) and QGTC 3 novated their interest rate swap agreements to the RasGas 3 Joint Venture for no consideration. As a result, the RasGas 3 Joint Venture assumed all the rights, liabilities and obligations of Teekay Nakilat (III) and QGTC 3 under the terms of the RasGas 3 term loan and the interest rate swap agreements.
g) On October 31, 2006, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat Holdings Corporation (or Teekay Nakilat Holdings). Teekay Nakilat Holdings owns 70% of Teekay Nakilat, which in turn has a 100% interest as the lessee under capital leases relating to the three RasGas II LNG Carriers that delivered in late 2006 and early 2007. The final purchase price for the 70% interest in Teekay Nakilat was $102.0 million. The Partnership paid $26.9 million of this amount during 2006 and $75.1 million during 2007. This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets was accounted for as an equity distribution to Teekay Corporation. The purchase occurred upon the delivery of the first LNG carrier in October 2006.
h) In January 2007, the Partnership acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter for a purchase price of $18.5 million. This transaction was concluded between two entities under common control and, thus, the vessel acquired was recorded at its historical book value. The excess of the book value over the purchase price of the vessel was accounted for as an equity contribution by Teekay Corporation. The purchase was financed with one of the Partnership’s revolving credit facilities. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA, and has a remaining contract term of seven years.
i) In March 2007, one of our LNG carriers, the Madrid Spirit, sustained damage to its engine boilers. The vessel was off-hire for approximately 86 days during 2007. Since Teekay Corporation provides the Partnership with off-hire insurance for its LNG carriers, the Partnership’s exposure was limited to fourteen days of off-hire, of which seven days were recoverable from a third-party insurer. In July 2007, Teekay Corporation paid approximately $6.0 million to the Partnership for loss-of-hire relating to the vessel.
j) In April 2008, the Partnership acquired the two 1993-built Kenai LNG Carriers from Teekay Corporation for $230.0 million. The Partnership financed the acquisition with borrowings under one of its revolving credit facilities. The Partnership chartered the vessels back to Teekay Corporation at a fixed rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional fifteen years). During the year ended December 31, 2008, the Partnership recognized revenues of $29.6 million from these charters.
k) As at December 31, 2008, non-interest bearing advances to affiliates totaled $9.6 million (December 31, 2007 — nil) and non-interest bearing advances from affiliates totaled $73.1 million (December 31, 2007 — $268.5 million). These advances are unsecured and have no fixed repayment terms.
l) On July 28, 2008, Teekay Corporation signed contracts for the purchase of two technically advanced 12,000-cubic meter newbuilding Multigas ships (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene from subsidiaries of Skaugen. The Partnership agreed to acquire these vessels from Teekay Corporation upon delivery. The vessels are expected to deliver in the second half of 2010 for a total cost of approximately $94 million. Each vessel will commence service under 15-year fixed-rate charters to Skaugen.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
m) The Partnership’s Suezmax tanker, the Toledo Spirit, which was delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 17 years, although the charterer has the right to terminate the time charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. During the years ended December 31, 2008, 2007 and 2006, the Partnership incurred $8.6 million, $1.9 million and $4.6 million respectively, of amounts owing to Teekay Corporation as a result of this agreement (see Note 13).
13.	Derivative Instruments
The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes.
At December 31, 2008, the fair value of the derivative liability relating to the agreement between the Partnership and Teekay Corporation for the Toledo Spirit time charter contract was $18.0 million. Realized and unrealized gains (losses) relating to this agreement have been reflected in voyage revenues. Unrealized mark-to-market gains (losses) included in voyage revenues related to this agreement were $(2.0) million, $14.1 million, and $(0.9) million, respectively, for the years ended December 31, 2008, 2007 and 2006.
The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. The Partnership has not, for accounting purposes, designated its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings or restricted cash deposits. The net gain or loss on the Partnership’s interest rate swaps has been reported in interest expense (economic hedges of USD LIBOR denominated borrowings) and interest income (USD LIBOR denominated restricted cash deposits) in the consolidated statements of income. Unrealized gains (losses) related to interest rate swaps included in interest expense were $(253.4) million, $(25.5) million and $50.0 million, respectively, for the years ended December 31, 2008, 2007 and 2006. Unrealized gains (losses) related to interest rate swaps included in interest income were $170.8 million, $22.3 million and $(25.8) million, respectively, for the years ended December 31, 2008 , 2007 and 2006. As at December 31, 2008, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Principal	Asset	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	478,825	(110,492)	28.1	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	226,122	(61,366)	10.2	6.2
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	350,000	(68,236)	16.6	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	477,135	167,390	28.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(4)	EURIBOR	414,144	(3,354)	15.5	3.8

(1)	Excludes the margins the Partnership pays on its floating-rate debt, which, at December 31, 2008, ranged from 0.3% to 0.8% (see Note 9).

(2)	Principal amount reduces quarterly commencing upon delivery of each LNG newbuilding financed with the indebtedness.

(3)	Interest rate swaps held in Teekay Tangguh, a variable interest entity of which the Partnership is the primary beneficiary (see Note 12e).

(4)	Principal amount reduces monthly to 70.1 million Euros ($97.9 million) by the maturity dates of the swap agreements.
The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreement. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
14.	Commitments and Contingencies
a) In December 2003, the FASB issued FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (or FIN 46(R)). In general, a variable interest entity (or VIE) is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both, then FIN 46(R) requires that this party consolidate the VIE.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The Partnership consolidated Teekay Tangguh and Teekay Nakilat (III) in its consolidated financial statements effective November 1, 2006, as both entities became VIEs and the Partnership became their primary beneficiary on that date upon the Partnership’s agreement to acquire all of Teekay Corporation’s interests in these entities (see Notes 12e and 12f). The Partnership has also consolidated the Skaugen Multigas Carriers that it has agreed to acquire from Teekay Corporation as the Skaugen Multigas Carriers became VIEs and the Partnership became a primary beneficiary when Teekay Corporation purchased the newbuildings on July 28, 2008 (see Note 12l). Upon the Partnership’s acquisition of Teekay Nakilat (III) on May 6, 2008, Teekay Nakilat (III) no longer constituted a VIE. The assets and liabilities of Teekay Tangguh and the Skaugen Multigas Carriers are reflected in the Partnership’s financial statements at historical cost as the Partnership and the VIE are under common control.
The following table summarizes the combined balance sheets of Teekay Tangguh and the Skaugen Multigas Carriers as at December 31, 2008 and the combined balance sheets of Teekay Tangguh and Teekay Naikilat (III) as at December 31, 2007:

	December 31,	December 31,
	2008	2007
	$	$
ASSETS
Cash and cash equivalents	22,939	54,711
Other current assets	6,140	—
Vessels and equipment
At cost, less accumulated depreciation of $620 (2007 — nil)	208,841	—
Advances on newbuilding contracts	200,557	240,773

Total vessels and equipment	409,398	240,773

Investment in and advances to joint venture	—	693,242
Advances to joint venture partner	—	9,631
Other assets	7,449	9,465

Total assets	445,926	1,007,822

LIABILITIES AND SHAREHOLDER’S EQUITY
Accounts payable	60	173
Accrued liabilities and other current liabilities (1)	26,495	34,665
Accrued liabilities and other current liabilities	24,135	4,799
Advances from affiliates and joint venture partners	50,391	23,961
Long-term debt (1)	113,611	774,617
Long-term debt	162,693	—
Other long-term liabilities	85,551	28,211

Total liabilities	462,936	866,426
Non-controlling interest	—	20,364
Total shareholder’s (deficit) equity	(17,010)	121,032

Total liabilities and shareholder’s equity	445,926	1,007,822

(1)	As at December 31, 2008, long-term debt related to newbuilding vessels to be delivered was $140.1 million (2007 — $809.3 million).
The Partnership’s maximum exposure to loss at December 31, 2008, as a result of its commitment to purchase Teekay Corporation’s interests in Teekay Tangguh and Skaugen Multigas Carriers, is limited to the purchase price of its interest in both entities, which is expected to be approximately $162.2 million.
b) In December 2006, the Partnership announced that it has agreed to acquire three LPG carriers from Skaugen, which engages in the marine transportation of petrochemical gases and LPG and the lightering of crude oil, for approximately $33 million per vessel. The first vessel delivered in April 2009 and the remaining two vessels are expected to deliver between late 2009 and mid-2010. The Partnership will acquire the vessels upon their deliveries and will finance their acquisition through existing or incremental debt, surplus cash balances, proceeds from the issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen at fixed rates for a period of 15 years.
c) The Partnership intends to purchase Teekay Corporation’s interest in the Teekay Tangguh Joint Venture in 2009. However, the Partnership is seeking to structure the project in a tax efficient manner and has requested a ruling from the U.S. Internal Revenue Service related to the type of structure that it intends to use for this project. The Partnership does not intend to complete the purchase until a favorable ruling is obtained, which is anticipated to be received in the coming months. If the Partnership does not receive a favorable ruling, the Partnership will (i) seek to restructure the project, which may provide the Partnership less benefit than was originally anticipated or (ii) require certain tax elections to be made by unitholders in order to avoid adverse tax consequences. If any of these alternatives are not satisfactory to the Partnership, the Partnership may not acquire Teekay Corporation’s interest in the carriers. If the possibility of the Partnership not acquiring the interests in the Teekay Tangguh Joint Venture becomes more than remote, the Partnership may no longer account for the entity as a variable interest entity (as described above in Note 14a), and the Partnership would need to reconsider its consolidation of the entity.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
15.	Supplemental Cash Flow Information
a) The changes in non-cash working capital items related to operating activities for the years ended December 31, 2008, 2007 and 2006 are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$

Accounts receivable	4,875	(2,502)	(5,284)
Prepaid expenses	(210)	1,447	(7,572)
Other current assets	4,532	(490)	(194)
Accounts payable	2,790	3,624	(401)
Accrued liabilities	2,111	9,135	5,706
Unearned revenue	19,643	(1,246)	545
Advances to and from affiliates	(1,779)	2,345	8,408

Total	31,962	12,313	1,208

b) Cash interest paid on long-term debt, advances from affiliates and capital lease obligations, net of amounts capitalized, during the years ended December 31, 2008, 2007 and 2006 totaled $154.7 million, $132.6 million and $81.2 million, respectively.
c) On October 31, 2006, the first of the Partnership’s three RasGas II Carriers delivered and commenced operations under a capital lease. The present value of the minimum lease payments for this vessel was $157.6 million. During 2006, the Partnership recorded the costs of the two remaining RasGas II Carriers under construction and the related lease obligation amounting to $295.2 million. Upon delivery of the two RasGas II Carriers in 2007, the remaining vessel costs and related lease obligations amounting to $15.3 million were recorded. These transactions were treated as non-cash transactions in the Partnership’s consolidated statement of cash flows for the years ended December 31, 2007 and 2006.
d) Net change in parent’s equity in the Dropdrown Predecessor includes the equity of the Dropdown Predecessor when initially pooled for accounting purposes and any subsequent non-cash equity transactions of the Dropdown Predecessor.
e) On December 31, 2008 Teekay Nakilat (III) and QGTC 3 novated their interest rate swap obligations to the RasGas 3 Joint Venture for no consideration. This transaction was treated as a non-cash transaction in the Partnership’s consolidated statement of cash flows.
f) On December 31, 2008 Teekay Nakilat (III) and QGTC 3 novated their external long-term debt and accrued interest of $871.3 million and related deferred debt issuance costs of $4.1 million to the RasGas 3 Joint Venture. As a result of this transaction, the Partnership’s long-term debt and accrued interest have decreased by $871.3 million and other assets decreased by $4.1 million offset by a decrease in the Partnership’s advances to the RasGas 3 Joint Venture. These transactions were treated as non-cash transactions in the Partnership’s consolidated statement of cash flows.
g) Teekay Nakilat and the Teekay Tangguh Joint Venture entered into lease contracts, respectively, whereby it guarantees to make payments to a third party company for any losses suffered by the third party company relating to tax law changes. The initial liabilities recorded of $29.8 million were treated as non-cash transactions in the Partnership’s consolidated statements of cash flows.
16.	Partners’ Capital and Net Income Per Unit
At December 31, 2008, of the Partnership’s total number of units outstanding, 42% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.
During May 2007 and April 2008, the Partnership completed follow-on public offerings of 2.3 million and 5.0 million common units, respectively (see Note 3).
Limited Partners’ Rights
Significant rights of the Partnership’s limited partners include the following:
•	Right to receive distribution of available cash within approximately 45 days after the end of each quarter.
•	No limited partner shall have any management power over the Partnership’s business and affairs; the General Partner shall conduct, direct and manage Partnership’s activities.
•
The General Partner may be removed if such removal is approved by unitholders holding at least 66-2/3% of the outstanding units voting as a single class, including units held by our General Partner and its affiliates.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Subordinated Units
All of the Partnership’s subordinated units are held by a subsidiary of Teekay Corporation. Under the Partnership’s agreement, during the subordination period applicable to the Partnership’s subordinated units, the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.
On May 19, 2008, 25% of the subordinated units (3.7 million units) were converted into common units on a one-for-one basis as provided for under the terms of the partnership agreement and began participating pro rata with the other common units in distributions of available cash commencing with the August 2008 distribution. The price of the Partnership’s units at the time of conversion was $29.07. If the Partnership meets the applicable financial tests in its partnership agreement for any quarter ending on or after March 31, 2009, an additional 3.7 million subordinated units will convert into an equal number of common units.
For the purposes of the net income per unit calculation as defined below, during the first and fourth quarter of 2008, the Partnership incurred a net loss and, consequently, the assumed distributions of net loss resulted in equal distributions of net loss between the subordinated unit holders and common unit holders. During the other two quarters of 2008, net income exceeded the minimum quarterly distribution of $0.4125 per unit and, consequently, the assumed distribution of net income did not result in an unequal distribution of net income between the subordinated unit holders and common unit holders for the purposes of the net income per unit calculation as defined below.
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
During the first and fourth quarter of 2008, net income did not exceed $0.4625 per unit and, consequently, the assumed distributions of net loss did not result in the use of the increasing percentages to calculate the General Partner’s interest in net loss for the purposes of the net loss per unit calculation. During the other two quarters of 2008, the Partnership’s net income exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation.
In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the unitholders and our General Partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.
Net Income (Loss) Per Unit
Net income per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor and the amount of net income (loss) allocated to the General Partner’s interest, by the weighted-average number of units outstanding during the period.
As required by Emerging Issues Task Force Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the General Partner’s, common unitholders’ and subordinated unitholder’s interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments, and foreign currency translation gains (losses).
Pursuant to the partnership agreement, income allocations are made on a quarterly basis; therefore earnings per limited partner unit for each year is calculated as the sum of the quarterly earnings per limited partner unit for each of the four quarters in the year.
17.	Income Taxes
As of December 31, 2007, the Partnership had unrecognized tax benefits of 3.4 million Euros (approximately $5.4 million) relating to a re-investment tax credit related to a 2005 annual tax filing. During the third quarter of 2008, the Partnership received the refund on the re-investment tax credit and met the more-likely-than-not recognition threshold during the period. As a result, the Partnership has reflected this refund as a credit to equity as the original vessel sale transaction was a related party transaction reflected in equity.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
18.	Other Information
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and Eni SpA. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011 upon deliveries of the vessels. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. In accordance with an existing agreement, Teekay Corporation is required to offer to the Partnership its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels.
19.	Subsequent Events
a) On March 30, 2009, the Partnership completed a follow-on public offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of approximately $70.4 million. As a result of the offering, the Partnership has raised gross equity proceeds of $71.8 million (including the General Partner’s proportionate capital contribution), and Teekay Corporation’s ownership of the Partnership has been reduced from 57.7% to 53.0% (including its 2% percent general partner interest). The Partnership used the total net proceeds from the offerings of approximately $68.5 million to prepay amounts outstanding on two of its revolving credit facilities.
b) Teekay Corporation currently charters the Kenai LNG Carriers from the Partnership and then charters them out to a joint venture between Marathon Oil Corporation and ConocoPhillips. If this joint venture ceases to charter the Kenai LNG Carriers, Teekay Corporation will have the right to cause the conversion of the carriers to floating units. If converted, Teekay Corporation would initially pay conversion costs and continue to pay the time charter rate, adjusted to reflect the lack of vessel operating expense. Upon delivery of a converted carrier, the Partnership would reimburse Teekay Corporation for the conversion cost, but would receive an increase in the charter rate to account for the capital expenditure to convert the vessel. In addition, because Teekay Corporation is providing at least ten years of stable cash flow to the Partnership, the Partnership has agreed that it will not be required to offer to the Partnership under other existing agreements any re-charter opportunity for the carriers and the Partnership will share in the profits of any future charter or floating unit project in excess of a specified rate of return for the project. The Partnership has granted Teekay Corporation a right of refusal on any sale of the Kenai LNG Carriers to a third party.
On March 12, 2009 Teekay Corporation entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (MLCI), giving MLCI the option to purchase one of the Kenai LNG Carriers, the Arctic Spirit, for conversion to an LNG floating production, storage and offload unit (FLNG). Because the Partnership charters the Arctic Spirit to Teekay Corporation, Teekay Corporation will continue to pay the Partnership the charter rate while the Arctic Spirit is subject to the option. If MLCI exercises the option and purchases the vessel from the Partnership, the Partnership and Teekay Corporation have the right to participate up to 50% in the conversion and charter project on terms that will be determined as the project progresses. If the option is not exercised, the Partnership will continue to charter the Arctic Spirit to Teekay Corporation on the current terms, and Teekay Corporation’s floating unit conversion rights described above will continue. The agreement with MLCI also provides that if the conversion of the Arctic Spirit to an FLNG proceeds, the Partnership and Teekay Corporation will negotiate, along with an equity investment, a similar option for a designee of MLCI to purchase the second Kenai LNG Carrier, the Polar Spirit, for a specified amount when it comes off charter.
c) During 2009 the Partnership expects to incur restructuring costs of approximately $3 million in connection with the transfer of certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay Corporation.

EXHIBIT INDEX

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

4.16	Agreement, dated August 23, 2006, for a U.S. $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks (7)
4.17	Purchase Agreement, dated November 2005, for the acquisition of Asian Spirit L.L.C., African Spirit L.L.C. and European Spirit L.L.C. (8)
4.18	Agreement, dated June 30, 2008, for a U.S. $172,500,000 Secured Revolving Loan Facility between Arctic Spirit L.L.C., Polar Spirit L.L.C and DnB Nor Bank A.S.A. (9)
8.1	List of Subsidiaries of Teekay LNG Partners L.P.
12.1	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Executive Officer
12.2	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Financial Officer
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

(9)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on March 20, 2009 and hereby incorporated by reference to such report.