Form 20-F
period 2009-12-31
Teekay LNG Partners L.P.
filed 2010-04-27
CIK 1308106

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
44,972,563 Common Units
7,367,286 Subordinated Units
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
In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:
•	our ability to make cash distributions on our units or any increases in quarterly distributions;
•	the expected timing of the conversion of our subordinated units to common units;
•	our future financial condition and results of operations and our future revenues and expenses;
•	growth prospects of the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping and oil tanker markets;
•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets;
•	the expected lifespan of a new LNG carrier, LPG carrier and Suezmax tanker;
•	estimated capital expenditures and the availability of capital resources to fund capital expenditures;
•	estimated costs and timing of implementation of the EU Directive to burn only low sulphur fuel, and our ability to timely comply with this Directive;
•	our ability to maintain long-term relationships with major LNG and LPG importers and exporters and major crude oil companies;
•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;
•	our continued ability to enter into long-term, fixed-rate time-charters with our LNG and LPG customers;
•
the recent economic downturn and financial crisis in the global market, including disruptions in the global credit and stock markets and potential negative effects on our customers’ ability to charter our vessels and pay for our services;

•	obtaining LNG and LPG projects that we or Teekay Corporation bid on or that Teekay Corporation has been awarded;
•	the expected timing of Teekay Corporation’s offer of the Angola LNG project vessels to the Partnership;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term charter;
•	expected purchases and deliveries of newbuilding vessels and commencement of service of newbuildings under long-term contracts;
•	the expected timing, amount and method of financing for the purchase of five of our leased Suezmax tankers;
•	our expected financial flexibility to pursue acquisitions and other expansion opportunities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;
•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;
•	the future valuation of goodwill;
•	anticipated taxation of our partnership and its subsidiaries; and
•	our business strategy and other plans and objectives for future operations.

Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to those factors discussed in Item 3: Key Information – Risk Factors, and other factors detailed from time to time in other reports we file with or furnish to the U.S. Securities and Exchange Commission (or the SEC).
We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business prospects and results of operations.
Item 1. Identity of Directors, Senior Management and Advisors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Selected Financial Data
•
The following tables presents, in each case for the periods and as of the dates indicated, summary historical financial and operating data of Teekay LNG Partners L.P. and its subsidiaries since its initial public offering on May 10, 2005, in connection with which it acquired Teekay Luxembourg S.a.r.l. (or Luxco) from Teekay Corporation.

The summary historical financial and operating data has been prepared on the following basis:
•
the period from January 1, 2005 to May 9, 2005 (or the 2005 Pre-IPO Period) reflects the acquisition of Naviera F. Tapias S.A. and its subsidiaries (or Teekay Spain) in April 2004 by Teekay Corporation through Luxco and are derived from the consolidated financial statements of Luxco; and

•
the historical financial and operating data of Teekay LNG Partners as at December 31, 2005, 2006, 2007 and 2008, and for the periods from May 10, 2005 to December 31, 2005, and for the years ended December 31, 2006, 2007, 2008 and 2009 reflect its initial public offering and related acquisition of Luxco from Teekay Corporation and are derived from the audited consolidated financial statements of Teekay LNG Partners.

Our historical operating results include the historical results of Luxco for the 2005 Pre-IPO Period. During this period, Luxco had no revenues, expenses or income, or assets or liabilities, other than:
•	net interest expense related to the advances of $7.3 for the 2005 Pre-IPO Period;
•	a $23.8 million unrealized foreign exchange gain related to the advances for the 2005 Pre-IPO Period;
•	other expenses of $0.1 million for the respective period;
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
The following table should be read together with, and is qualified in its entirety by reference to, (a) “Item 5. Operating and Financial Review and Prospects,” included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.
In November 2005, we acquired three Suezmax tankers and related long-term fixed rate time-charter contracts from Teekay Corporation. In May 2005, Teekay Corporation contributed the Granada Spirit to the Partnership. In addition, please refer to Item 5 – Operating and Financial Review and Prospects: Results of Operations – Items You Should Consider When Evaluating Our Results of Operations for a discussion relating to the LPG carrier and the two LNG carriers we acquired from Teekay Corporation in January 2007 and April 2008, respectively. These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, our statements of income (loss) for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 reflect the results of operations of these seven vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation, which were September 26, 2003, November 10, 2003, and January 4, 2004 (the three Suezmax tankers); April 1, 2003 (the LPG carrier); December 13 and 14, 2007 (the two LNG carriers); and as if we had not sold the vessel to Teekay Corporation on December 6, 2004 (Granada Spirit).

The information presented in the following table and related footnotes has been adjusted to reflect the inclusion of the Dropdown Predecessor in our financial results for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 as the Company accounts for the acquisition of the seven vessels as business combinations between entities under common control.
Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	January 1	May 10
	to	to	Year Ended	Year Ended	Year Ended	Year Ended
	May 9,	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2005	2006	2007	2008	2009
	(in thousands, except per unit and fleet data)
Income Statement Data:
Voyage revenues	$67,575	$116,603	$192,353	$257,769	$314,404	$326,029

Operating expenses:
Voyage expenses (1)	1,934	639	2,036	1,197	3,253	1,902
Vessel operating expenses (2)	14,609	22,646	40,977	56,863	77,113	77,482
Depreciation and amortization	18,134	32,570	53,076	66,017	76,880	78,742
General and administrative	4,481	8,732	14,152	15,186	20,201	18,162
Restructuring charge	—	—	—	—	—	3,250
Goodwill impairment	—	—	—	—	3,648	—

Total operating expenses	39,158	64,587	110,241	139,263	181,095	179,538

Income from vessel operations	28,417	52,016	82,112	118,506	133,309	146,491

Interest expense	(35,677)	(33,442)	(82,099)	(145,073)	(138,317)	(59,281)
Interest income	9,098	14,098	40,162	68,329	64,325	13,873
Realized and unrealized (loss) gain on derivative instruments (3)	(12,891)	(27,481)	14,207	9,816	(99,954)	(40,950)
Foreign currency exchange gain (loss) (4)	52,295	29,523	(39,590)	(41,241)	18,244	(10,835)
Equity (loss) income (5)	—	—	(38)	(130)	136	27,639
Other (expense) income	(17,159)	3,045	(391)	(1,284)	1,045	(302)

Net income (loss)	24,083	37,759	14,363	8,923	(21,212)	76,635

Non-controlling interest in net income (loss) (6)	—	—	3,234	(16,739)	(40,698)	29,310

Dropdown Predecessor’s interest in net income (loss)	3,383	1,588	(123)	520	894	—
General Partner’s interest in net income (loss)	—	6,229	1,542	9,752	11,989	5,180
Limited partners’ interest in net income (loss)	20,700	29,942	9,710	15,390	6,603	42,145
Limited partners’ interest in net income (loss) per:
Common unit (basic and diluted) (7)	0.88	1.21	0.32	0.64	0.63	0.86
Subordinated unit (basic and diluted) (7)	0.88	1.06	0.32	0.66	(0.29)	0.80
Total unit (basic and diluted) (7)	0.88	1.14	0.32	0.65	0.36	0.85
Cash distributions declared per unit	—	0.65	1.80	2.05	2.22	2.28
Balance Sheet Data (at end of period):
Cash and cash equivalents	—	$35,955	$29,288	$91,891	$117,641	$102,570
Restricted cash (8)	—	298,323	670,758	679,229	642,949	611,520
Vessels and equipment (9)	—	1,522,887	1,715,662	2,065,572	2,207,878	1,874,435
Net investments in direct financing leases (10)	—	—	—	—	—	421,441
Total assets (8)	—	2,085,634	2,928,422	3,818,616	3,432,849	3,362,354
Total debt and capital lease obligations (8)	—	1,266,281	1,854,654	2,582,991	2,199,952	2,133,342
Total stockholder’s/partners’ equity (deficit)	—	736,599	703,190	709,292	805,851	860,218
Common units outstanding	8,734,572	20,238,072	20,240,547	22,540,547	33,338,320	44,972,563
Subordinated units outstanding	14,734,572	14,734,572	14,734,572	14,734,572	11,050,929	7,367,286
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$15,980	$59,726	$89,383	$115,450	$149,570	$164,496
Financing activities	(163,646)	36,530	(266,048)	630,395	403,262	(9,648)
Investing activities	18,758	(87,803)	169,998	(683,242)	(527,082)	(169,919)
Other Financial Data:
Net voyage revenues (11)	$65,641	$115,964	$190,317	$256,572	$311,151	$324,127
EBITDA (12)	71,135	86,625	109,751	152,839	129,865	201,479
Adjusted EBITDA (12)	47,013	81,621	130,534	182,333	206,603	244,638
Capital expenditures:
Expenditures for vessels and equipment (13)	44,270	158,045	1,037	160,757	172,093	134,230
Expenditures for drydocking	371	3,494	3,693	3,724	11,966	9,729
Liquefied Gas Fleet Data:
Calendar-ship-days (14)	645	1,180	1,887	2,897	3,701	4,637
Average age of our fleet (in years at end of period) (15)	1.9	2.8	3.0	4.3	4.4	4.6
Vessels at end of period (16)	5	5	6	10	11	14
Suezmax Fleet Data:
Calendar-ship-days (14)	1,032	1,833	2,920	2,920	2,928	2,920
Average age of our fleet (in years at end of period)	4.3	3.0	4.0	4.5	5.5	6.5
Vessels at end of period	8	8	8	8	8	8

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)
We entered into interest rate swaps to mitigate our interest rate risk from our floating-rate debt, leases and restricted cash. Changes in the fair value of our derivatives are recognized immediately into income and are presented as realized and unrealized (loss) gain on derivative instruments in the statements of income (loss). Please see Item 18 – Financial Statements: Note 12 – Derivative Instruments.

(4)
Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. Our primary source for the foreign currency exchange gains and losses is our Euro-denominated term loans, which totaled 304.3 million Euros ($444.0 million) at December 31, 2007, 296.4 million Euros ($414.1 million) at December 31, 2008 and 288.0 million Euros ($412.4 million) at December 31, 2009.

(5)	Equity (loss) income includes unrealized gain on derivative instruments of $10.9 million for the year ended December 31, 2009 and nil for all the preceding periods.

(6)
In January 2009, we adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 810, Consolidations, which requires us to change the portion of net income (loss) that is attributable to the non-controlling interest. This change was not applied retroactively, please read Item 18 — Financial Statements: Note 1 - Adoption of New Accounting Pronouncements to see the 2009 pro forma net income (loss) attributable to the non-controlling interest had we not adopted FASB ASC 810.

(7)
In January 2009, the we adopted an amendment to FASB ASC 260, Earnings Per Share, and based on this amendment, the General Partner’s, common unitholders’ and subordinated unitholder’s interests in net income (loss) are calculated as if all net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. This amendment was applied retrospectively to all periods presented. Please Read Item 18 Financial Statements: Note 15 — Total Capital and Net Income (Loss) Per Unit.

(8)
We operate certain of our LNG carriers under tax lease arrangements. Under these arrangements, we borrow under term loans and deposit the proceeds into restricted cash accounts. Concurrently, we enter into capital leases for the vessels, and the vessels are recorded as assets on our consolidated balance sheets. The restricted cash deposits, plus the interest earned on the deposits, will equal the remaining amounts we owe under the capital lease arrangements, including our obligations to purchase the vessels at the end of the lease term where applicable. Therefore, the payments under our capital leases are fully funded through our restricted cash deposits, and our continuing obligation is the repayment of the term loans. However, under GAAP we record both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets. This accounting treatment has the effect of increasing our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations.

(9)	Vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation, and (c) advances on our newbuildings.

(10)
The external charters which commenced in 2009 under the Tangguh LNG project have been accounted for as direct financing leases and as a result, the two LNG vessels relating to this project are not included as part of vessels and equipment.

(11)
Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time-charters the charterer pays the voyage expenses, whereas under voyage charter contracts the ship owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net voyage revenues with voyage revenues.

	January 1	May 10
	to	to	Year Ended	Year Ended	Year Ended	Year Ended
	May 9,	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2005	2006	2007	2008	2009

Voyage revenues	$67,575	$116,603	$192,353	$257,769	$314,404	$326,029

Voyage expenses	(1,934)	(639)	(2,036)	(1,197)	(3,253)	(1,902)

Net voyage revenues	$65,641	$115,964	$190,317	$256,572	$311,151	$324.127

(12)	EBITDA and Adjusted EBIDTA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below:
•
Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization and realized and unrealized gain (loss) on derivative instruments relating to interest rate swaps, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as financial and operating measures benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our common units.

•
Liquidity. EBITDA and Adjusted EBITDA allows us to assess the ability of assets to generate cash sufficient to service debt, pay distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as drydocking expenditures, working capital changes and foreign currency exchange gains and losses, EBITDA and Adjusted EBITDA provides a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of our cash distribution policy. Use of EBITDA and Adjusted EBITDA as a liquidity measure also permits investors to assess the fundamental ability of our business to generate cash sufficient to meet cash needs, including distributions on our common units.

Neither EBITDA nor Adjusted EBITDA, which are non-GAAP measures, should be considered as an alternative to net income, income from vessel operations, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented in this Report may not be comparable to similarly titled measures of other companies.
The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income, and our historical consolidated Adjusted EBITDA to net operating cash flow.

	January 1	May 10
	to	to	Year Ended	Year Ended	Year Ended	Year Ended
	May 9,	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2005	2006	2007	2008	2009

Reconciliation of “EBITDA” and “Adjusted EBITDA” to “Net income (loss)”:
Net income (loss)	$24,083	$37,759	$14,363	$8,923	$(21,212)	$76,635
Depreciation and amortization	18,134	32,570	53,076	66,017	76,880	78,742
Interest expense, net of interest income	26,579	19,344	41,937	76,744	73,992	45,408
Provision (benefit) for income taxes	2,339	(3,048)	375	1,155	205	694

EBITDA	$71,135	$86,625	$109,751	$152,839	$129,865	$201,479

Restructuring charge	—	—	—	—	—	3,250
Foreign currency exchange (gain) loss	(52,295)	(29,523)	39,590	41,241	(18,244)	10,835
Loss (gain) on sale of assets	15,282	(186)	—	—	—	—
Goodwill impairment	—	—	—	—	3,648	—
Unrealized loss (gain) on derivative instruments	8,071	20,860	(23,308)	(10,941)	84,546	3,788
Realized loss (gain) on interest rate swaps	4,820	3,845	4,501	(806)	6,788	36,222
Unrealized gain on interest rate swaps in joint venture	—	—	—	—	—	(10,936)

Adjusted EBITDA (i)	$47,013	$81,621	$130,534	$182,333	$206,603	$244,638

Reconciliation of “Adjusted EBITDA” to “Net operating cash flow”:
Net operating cash flow	$15,980	$59,726	$89,383	$115,450	$149,570	$164,496
Expenditures for drydocking	371	3,494	3,693	3,724	11,966	9,729
Interest expense, net of interest income	26,579	19,344	41,937	76,744	73,992	45,408
Change in operating assets and liabilities	2,209	(4,763)	(1,208)	(12,313)	(31,962)	(29,537)
Equity (loss) income from joint venture	—	—	(38)	(130)	136	27,639
Restructuring charge	—	—	—	—	—	3,250
Realized loss (gain) on interest rate swaps	4,820	3,845	4,501	(806)	6,788	36,222
Unrealized gain on interest rate swaps in joint venture	—	—	—	—	—	(10,936)
Other, net	(2,946)	(25)	(7,734)	(336)	(3,887)	(1,633)

Adjusted EBITDA	$47,013	$81,621	$130,534	$182,333	$206,603	$244,638

(13)	Expenditures for vessels and equipment excludes non-cash investing activities. Please read Item 18 – Financial Statements: Note 14 – Supplemental Cash Flow Information.

(14)
Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels were in our possession during that period (including five vessels deemed to be in our possession for accounting purposes as a result of the impact of the Dropdown Predecessor prior to our actual acquisition of such vessels).

(15)	Includes the newbuildings that have been consolidated in our balance sheets.

(16)
Does not include four LNG carriers (or the RasGas 3 LNG Carriers) relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation which are accounted for under the equity method following their deliveries between May and July of 2008.

RISK FACTORS
We may not have sufficient cash from operations to enable us to pay the current level of quarterly distributions on our common units following the establishment of cash reserves and payment of fees and expenses.
We may not have sufficient cash available each quarter to pay the current level of quarterly distributions on our common units. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:
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
We make substantial capital expenditures to increase the size of our fleet. As of the date of this Report, we have agreed to purchase from Teekay Corporation its interests in two newbuilding Multigas vessels and from I.M. Skaugen ASA (or Skaugen) one LPG carrier. Teekay Corporation is obligated to offer to us its interests in additional vessels. Please read Item 5 – Operating and Financial Review and Prospects, for additional information about some of these pending and proposed acquisitions. In addition, we are obligated to purchase five of our leased Suezmax tankers upon the termination of the related capital leases, which will occur at various times in late 2011. On March 17, 2010 we acquired from Teekay Corporation, for a total purchase price of $160 million, two 2009-built Suezmax tankers and a 2007-built Handymax product tanker and the associated long-term charter contracts currently operating under 12 and 10 year fixed-rate contracts, respectively.
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
To fund the remaining portion of existing or future capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our level of quarterly distributions to unitholders, which could have a material adverse effect on our ability to make cash distributions.
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
As at December 31, 2009, our consolidated debt, capital lease obligations and advances from affiliates totaled $2.2 billion and we had the capacity to borrow an additional $0.38 billion under our credit facilities. These facilities may be used by us for general partnership purposes. If we are awarded contracts for new LNG or LPG projects, our consolidated debt and capital lease obligations will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:
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

We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, time-charter or vessel could result in a significant loss of revenues and cash flow.
We have derived, and believe that we will continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. Please read Item 18 – Financial Statements: Note 4 Segment Reporting.
We could lose a customer or the benefits of a time-charter if:
•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;
•
the customer exercises certain rights to terminate the charter, purchase or cause the sale of the vessel or, under some of our charters, convert the time-charter to a bareboat charter (some of which rights are exercisable at any time);

•
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•
under some of our time-charters, the customer terminates the charter because of the termination of the charterer’s sales agreement or a prolonged force majeure event affecting the customer, including damage to or destruction of relevant facilities, war or political unrest preventing us from performing services for that customer.

If we lose a key LNG or LPG time-charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most LNG and LPG time-charters and the lack of an established LNG spot market. If we are unable to re-deploy an LNG carrier, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. In addition, if a customer exercises its right to purchase a vessel, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time-charter.
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
The loss of any of our customers, time-charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.
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
Our ability to compete for the transportation requirements of LNG, LPG and oil projects and to enter into new time-charters and expand our customer relationships depends largely on our ability to leverage our relationship with Teekay Corporation and its reputation and relationships in the shipping industry. If Teekay Corporation suffers material damage to its reputation or relationships it may harm our ability to:
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

Our main growth depends on continued growth in demand for LNG and LPG shipping.
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

•	decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;
•	additional sources of natural gas, including shale gas;
•	availability of new, alternative energy sources, including compressed natural gas; and
•	negative global or regional economic or political conditions, particularly in LNG and LPG consuming regions, which could reduce energy consumption or its growth.
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
One of our principal objectives is to enter into additional long-term, fixed-rate LNG, LPG and oil time-charters. The process of obtaining new long-term time-charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shipping contracts are awarded based upon a variety of factors relating to the vessel operator, including:
•	shipping industry relationships and reputation for customer service and safety;
•	shipping experience and quality of ship operations (including cost effectiveness);
•	quality and experience of seafaring crew;
•	the ability to finance carriers at competitive rates and financial stability generally;
•	relationships with shipyards and the ability to get suitable berths;
•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;
•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and
•	competitiveness of the bid in terms of overall price.

We compete for providing marine transportation services for potential energy projects with a number of experienced companies, including state-sponsored entities and major energy companies affiliated with the energy project requiring energy shipping services. Many of these competitors have significantly greater financial resources than we do or Teekay Corporation does. We anticipate that an increasing number of marine transportation companies — including many with strong reputations and extensive resources and experience — will enter the energy transportation sector. This increased competition may cause greater price competition for time-charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.
Delays in deliveries of newbuildings could harm our operating results and lead to the termination of related time-charters.
We have agreed to purchase various newbuilding vessels. The delivery of these vessels, or any other newbuildings we may order or otherwise acquire, could be delayed, which would delay our receipt of revenues under the time-charters for the vessels. In addition, under some of our charters if our delivery of a vessel to our customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double, the hire rate during the delay. For prolonged delays, the customer may terminate the time-charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.
Our receipt of newbuildings could be delayed because of:
•	quality or engineering problems;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	work stoppages or other labor disturbances at the shipyard;
•	bankruptcy or other financial crisis of the shipbuilder;
•	a backlog of orders at the shipyard;
•	political or economic disturbances where our vessels are being or may be built;
•	weather interference or catastrophic event, such as a major earthquake or fire;
•	our requests for changes to the original vessel specifications;
•	shortages of or delays in the receipt of necessary construction materials, such as steel;
•	our inability to finance the purchase of the vessels; or
•	our inability to obtain requisite permits or approvals.
If delivery of a vessel is materially delayed, it could adversely affect our results or operations and financial condition and our ability to make cash distributions.
We may have more difficulty entering into long-term, fixed-rate LNG time-charters if an active short-term or spot shipping market develops.
LNG shipping historically has been transacted with long-term, fixed-rate time-charters, usually with terms ranging from 20 to 25 years. One of our principal strategies is to enter into additional long-term, fixed-rate LNG time-charters. In recent years the number of spot and short term LNG charters which we defined as charters under four years has been increasing. In 2008 they accounted for approximately 18% of global LNG trade.
If an active spot or short-term market continues to develop, we may have increased difficulty entering into long-term, fixed-rate time-charters for our LNG vessels and, as a result, our cash flow may decrease and be less stable. In addition, an active short-term or spot LNG market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed or insufficient funds are available to cover our financing costs for related vessels.
Over time vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of a vessel, we may incur a loss.
Vessel values for LNG and LPG carriers and Suezmax tankers can fluctuate substantially over time due to a number of different factors, including:
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

Vessel values have declined substantially during the last two years and may decline further. If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance it, may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition.
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
Terrorist attacks, piracy, and the current conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, Spain or elsewhere, which may contribute further to economic instability and disruption of LNG/LPG and oil production and distribution, which could result in reduced demand for our services.
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
The operation of LNG and LPG carriers and oil tankers is inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, we do not generally carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.
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
These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. For further information about regulations affecting our business and related requirements on us, please read Item 4 — Information on the Partnership: C. Regulations.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
Adverse effects upon the oil and gas industry relating to climate change may also adversely affect demand for our services. Although we do not expect that demand for oil and gas will lessen dramatically over the short term, in the long term climate change may reduce the demand for oil and gas or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.
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
A significant portion of our seafarers, and the seafarers employed by Teekay Corporation and its other affiliates that crew some of our vessels, are employed under collective bargaining agreements. The collective bargaining agreement for our Filipino LNG tanker crew members (covering four Spanish LNG tankers) has been renewed. The collective bargaining agreement for our Spanish Suezmax Seafarers was extensively renegotiated in 2009. This agreement includes for a phased transfer from Spanish ratings to Filipino ratings, with the first vessel changing in November 2009, and further vessels in 2010 and 2011 when the agreement expires. We also renewed the Spanish LNG tanker officers collective bargaining agreement was renewed in 2009, and is valid through to the end of 2010. We may be subject to similar labor agreements in the future. Crew compensation levels under new or renegotiated collective bargaining agreements may exceed existing compensation levels, which would adversely affect our results of operations and cash flows. We may be subject to labor disruptions in the future if our relationships deteriorate with our seafarers or the unions that represent them. Our collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Teekay Corporation may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, or may have to pay substantially increased costs for its employees and crew.
Our success depends in large part on Teekay Corporation’s ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. These costs have continued to increase to date in 2010, but to a lesser extent compared to 2009.
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
Teekay Corporation and its affiliates, including Teekay Offshore Partners L.P. (or Teekay Offshore), may engage in competition with us. Pursuant to an omnibus agreement between Teekay Corporation, Teekay Offshore, us and other related parties, Teekay Corporation, Teekay Offshore and their respective controlled affiliates (other than us and our subsidiaries) generally have agreed not to own, operate or charter LNG carriers without the consent of our General Partner. The omnibus agreement, however, allows Teekay Corporation, Teekay Offshore or any of such controlled affiliates to:
•
acquire LNG carriers and related time-charters as part of a business if a majority of the value of the total assets or business acquired is not attributable to the LNG carriers and time-charters, as determined in good faith by the board of directors of Teekay Corporation or the board of directors of Teekay Offshore’s general partner; however, if at any time Teekay Corporation or Teekay Offshore completes such an acquisition, it must offer to sell the LNG carriers and related time-charters to us for their fair market value plus any additional tax or other similar costs to Teekay Corporation or Teekay Offshore that would be required to transfer the LNG carriers and time-charters to us separately from the acquired business; or

•
own, operate and charter LNG carriers that relate to a bid or award for a proposed LNG project that Teekay Corporation or any of its subsidiaries has submitted or hereafter submits or receives; however, at least 180 days prior to the scheduled delivery date of any such LNG carrier, Teekay Corporation must offer to sell the LNG carrier and related time-charter to us, with the vessel valued at its “fully-built-up cost,” which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Corporation to acquire or construct and bring such LNG carrier to the condition and location necessary for our intended use, plus a reasonable allocation of overhead costs related to the development of such a project and other projects that would have been subject to the offer rights set forth in the omnibus agreement but were not completed.

If we decline the offer to purchase the LNG carriers and time-charters described above, Teekay Corporation or Teekay Offshore may own and operate the LNG carriers, but may not expand that portion of its business.
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
Teekay Corporation, which owns and controls our General Partner, indirectly owns the 2% General Partner interest and as at March 1, 2010 owned a 48.2% limited partner interest in us. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our General Partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our General Partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:
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

•
in some instances our General Partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on our subordinated units or to make incentive distributions (in each case to affiliates to Teekay Corporation);

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
In addition, the subsidiaries of another joint venture formed to service the Tangguh LNG project in Indonesia have entered into lease arrangements with a third party for two LNG carriers. We purchased Teekay Corporation’s interest in this joint venture in 2009.  The terms of the lease arrangements provide similar tax and change of law risk assumption by this joint venture as we have with the three LNG carriers above.
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
The decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States creates greater uncertainty whether we will be classified as a partnership for U.S. federal income tax purposes.
In order for us to be classified as a partnership for U.S. federal income tax purposes, more than 90% of our gross income each year must be “qualifying income” under Section 7704 of the U.S. Internal Revenue Code of 1986, as amended (the Code). For this purpose, “qualifying income” includes income from providing marine transportation services to customers with respect to crude oil, natural gas and certain products thereof but may not include rental income from leasing vessels to customers.
The decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) held that income derived from certain time chartering activities should be treated as rental income rather than service income for purposes of a foreign sales corporation provision of the Code. After the Tidewater decision, there is greater uncertainty regarding the status of a significant portion of our income as “qualifying income” and therefore greater uncertainty whether we are classified as a partnership for federal income tax purposes. Please read “Item 4 – Information on the Partnership – F. Taxation of the Partnership — United States Taxation – Classification as a Partnership.”

Some of our subsidiaries that are classified as corporations for U.S. federal income tax purposes might be treated as “passive foreign investment companies,” which could result in additional taxes to our unitholders.
Certain of our subsidiaries that are classified as corporations for U.S. federal income tax purposes could be treated as “passive foreign investment companies” (or PFICs) for U.S. federal income tax purposes. U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. Please read “Item 10 – Additional Information — Taxation to Unitholders – United States Tax Consequences – Consequences of Possible PFIC Classification.”
Teekay Corporation owns less than 50% of our outstanding equity interests, which could cause certain of our subsidiaries and us to be subject to additional tax.
Certain of our subsidiaries are classified as corporations for U.S. federal income tax purposes. As such, these subsidiaries will be subject to U.S. federal income tax on the U.S. source portion of our income attributable to transportation that begins or ends (but not both) in the United States if they fail to qualify for an exemption from U.S. federal income tax (the Section 883 Exemption). Teekay Corporation indirectly owns less than 50% of certain of our subsidiaries’ and our outstanding equity interests. Consequently, we expect these subsidiaries will fail to qualify for the Section 883 Exemption in 2010 and subsequent tax years. Any resulting imposition of U.S. federal income taxes will result in decreased cash available for distribution to common unitholders.
In addition, if we cease to be treated as a partnership for U.S. federal income tax purposes, we expect that we also would fail to qualify for the Section 883 Exemption in 2010 and subsequent tax years and that any resulting imposition of U.S. federal income taxes would result in decreased cash available for distribution to common unitholders. Please read “Item 4 – Information on the Partnership – F. Taxation of the Partnership – United States Taxation – Taxation of our Subsidiary Corporations: The Section 883 Exemption.”
The Internal Revenue Service (or IRS) may challenge the manner in which we value our assets in determining the amount of income, gain, loss and deduction allocable to the unitholders, which could adversely affect the value of the common units.
A unitholder’s taxable income or loss with respect to a common unit each year will depend upon a number of factors, including the nature and fair market value of our assets at the time the holder acquired the common unit, whether we issue additional units or whether we engage in certain other transactions, and the manner in which our items of income, gain, loss and deduction are allocated among our partners. For this purpose, we determine the value of our assets and the relative amounts of our items of income, gain, loss and deduction allocable to our unitholders and our general partner as holder of the incentive distribution rights by reference to the value of our interests, including the incentive distribution rights. The IRS may challenge any valuation determinations that we make, particularly as to the incentive distribution rights, for which there is no public market. In addition, the IRS could challenge certain other aspects of the manner in which we determine the relative allocations made to our unitholders and to the general partner as holder of our incentive distribution rights. A successful IRS challenge to our valuation or allocation methods could increase the amount of net taxable income and gain realized by a unitholder with respect to a common unit. Any such IRS challenge, whether or not successful, could adversely affect the value of our common units.
We may be subject to taxes, which reduces our cash available for distribution to you.
We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. Also, jurisdictions in which we or our subsidiaries are organized, own assets or have operations may change their tax laws, or we may enter into new business transactions relating to such jurisdictions, which could result in increased tax liability and reduce the amount of our cash available for distribution.
Item 4. Information on the Partnership
A. Overview, History and Development
Overview and History
Teekay LNG Partners L.P. is an international provider of marine transportation services for LNG, LPG and crude oil. We were formed in 2004 by Teekay Corporation (NYSE: TK), the world’s largest owner and operator of medium sized crude oil tankers, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate time-charters. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we seek to continue to expand our LNG and LPG operations.
As of March 1, 2010, our fleet, excluding newbuildings, consisted of 15 LNG carriers (including the four RasGas 3 LNG Carriers which are accounted for under the equity method), eight Suezmax-class crude oil tankers and three LPG carriers, all of which are double-hulled. Our fleet is young, with an average age of approximately six years for our LNG carriers, approximately seven years for our Suezmax tankers, and approximately three years for our LPG carriers, compared to world averages of 10, 9 and 16 years, respectively, as of December 31, 2009. On March 17, 2010, we acquired from Teekay Corporation two additional Suezmax tankers and one Handymax product tanker, all of which operate under long-term, fixed-rate contracts.
Our vessels operate under long-term, fixed-rate time-charters with major energy and utility companies and Teekay Corporation. The average remaining term for these charters including the acquisitions on March 17, 2010, is approximately 18 years for our LNG carriers, approximately 11 years for our Conventional tankers (Suezmax and Handymax), and approximately 12 years for our LPG carriers, subject, in certain circumstances, to termination or vessel purchase rights.

Our fleet of existing LNG carriers currently has approximately 2.3 million cubic meters of total capacity. The aggregate capacity of our Conventional tanker fleet, including our recently acquired tankers, is approximately 1.6 million deadweight tonnes (dwt). Upon delivery of the three remaining LPG newbuilding carriers, the total capacity of our fleet of LPG carriers will increase to approximately 60,000 cubic meters.
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
B. Operations
Our Charters
We generate revenues by charging customers for the transportation of their LNG, LPG and crude oil using our vessels. Historically, we generally have provided these services under the following basic types of contractual relationships:
•
Time-charters, where vessels are chartered to customers for a fixed period of time at rates that are generally fixed but may contain a variable component based on inflation, interest rates or current market rates; and

•	Voyage charters, which are charters for shorter intervals, usually a single round trip, that are priced on a current, or “spot,” market rate.
In the last several years, we have derived 100% of our revenues from time-charters. During these periods, all our vessels were employed on long-term time-charters. We do not anticipate earning revenues from voyage charters in the foreseeable future.
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
The time-charters for three of our Suezmax tankers include a fixed monthly rate for their initial 12-year term, which increases for any extensions. These time-charters do not include separately identified capital or operating components or adjust for inflation.
For most of our charters, we earn a profit from a margin built into the operating component. Under other charters, this margin is built into the capital component.
In addition, we may receive additional revenues beyond the fixed hire rate when current market rates exceed specified amounts under our time-charter for one Suezmax tanker, the Teide Spirit.
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
When a vessel is “off-hire”—or not available for service—generally the customer is not required to pay the hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time-charter. A vessel will be deemed to be off-hire if it is in drydock. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. In addition, a vessel generally will be deemed off-hire if there is a loss of time due to, among other things: operational deficiencies; equipment breakdowns; delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.
Liquefied Gas Segment
LNG Carriers
The LNG carriers in our liquefied gas segment compete in the LNG market. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time, usually between 20 and 25 years, and the charter rate is payable to the owner on a monthly basis. LNG shipping historically has been transacted with long-term, fixed-rate time-charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Most shipping requirements for new LNG projects continue to be provided on a long-term basis, though the level of spot voyages (typically consisting of a single voyage) and short-term time-charters of less than 12 months duration have grown in the past few years.

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
Most new vessels, including all of our LNG carriers, are being built with a membrane containment system. These systems are built inside the carrier and consist of insulation between thin primary and secondary barriers that are designed to accommodate thermal expansion and contraction without overstressing the membrane. New LNG carriers are generally expected to have a lifespan of approximately 35 to 40 years. Unlike the oil tanker industry, there currently are no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2009 our LNG carriers had an average age of approximately six years, compared to the world LNG carrier fleet average age of approximately 10 years. In addition, as at that date, there were approximately 338 vessels in the world LNG fleet and approximately 43 additional LNG carriers under construction or on order for delivery through 2012.

The following table provides additional information about our LNG vessels as of December 31, 2009.

					Remaining
Vessel	Capacity	Delivery	Our Ownership	Charterer	Charter Term(1)
	(cubic meters)

Operating LNG carriers:
Hispania Spirit	140,500	2002	100%	Repsol YPF	13 years (3)
Catalunya Spirit	138,000	2003	100%	Gas Natural SDG	14 years (3)
Galicia Spirit	140,500	2004	100%	Uniòn Fenosa Gas	20 years (4)
Madrid Spirit	138,000	2004	Capital lease (2)	Repsol YPF	15 years (3)
Al Marrouna	140,500	2006	Capital lease (2)	Ras Laffan Liquefied Natural Gas Company Ltd.	17 years (5)
Al Areesh	140,500	2007	Capital lease (2)	Ras Laffan Liquefied Natural Gas Company Ltd.	17 years (5)
Al Daayen	140,500	2007	Capital lease (2)	Ras Laffan Liquefied Natural Gas Company Ltd.	17 years (5)
Tangguh Hiri	155,000	2008	69%	The Tangguh Production Sharing Contractors	19 years
Tangguh Sago	155,000	2009	69%	The Tangguh Production Sharing Contractors	19 years
Al Huwaila	217,300	2008	40% (6)	Ras Laffan Liquefied Natural Gas Company Ltd. (3)	23 years (3)
Al Kharsaah	217,300	2008	40% (6)	Ras Laffan Liquefied Natural Gas Company Ltd. (3)	23 years (3)
Al Shamal	217,300	2008	40% (6)	Ras Laffan Liquefied Natural Gas Company Ltd. (3)	23 years (3)
Al Khuwair	217,300	2008	40% (6)	Ras Laffan Liquefied Natural Gas Company Ltd. (3)	24 years (3)
Arctic Spirit	89,880	1993	99%	Teekay Corporation	8 years (5)
Polar Spirit	89,880	1993	99%	Teekay Corporation	8 years (5)

Total Capacity:	2,337,460

(1)	Each of our time-charters are subject to certain termination and purchase provisions.

(2)	We lease the vessel under a tax lease arrangement. Please read Item 18 — Financial Statements: Note 5 – Leases and Restricted Cash.

(3)	The charterer has two options to extend the term for an additional five years each.

(4)	The charterer has one option to extend the term for an additional five years.

(5)	The charterer has three options to extend the term for an additional five years each.

(6)	The RasGas 3 LNG Carriers are accounted for under the equity method.
Repsol YPF and Gas Natural SDG accounted for 19% and 11% of our revenues in 2007, 18% and 9% of our revenues in 2008, and 16% and 9% of our revenues in 2009, respectively. We also derived 24%, 22% and 21% of our revenues in 2007, 2008 and 2009, respectively, from Ras Laffan Liquefied Natural Gas Company Ltd.; and in 2009 derived 10% of our revenues from the Tangguh Production Sharing Contractors; and in 2008 and 2009 derived 9% and 12% respectively, from Teekay Corporation. No other LNG customer accounted for 10% or more of our revenues during any of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.
Each LNG carrier that is owned by us (or that we have agreed to purchase from Teekay Corporation), is encumbered by a mortgage relating to the vessel’s financing. Each of the Madrid Spirit, Al Marrouna, Al Areesh and Al Daayen is considered to be a capital lease. Please read Item 18 – Financial Statements: Note 5 – Leases and Restricted Cash.
LPG Carriers
LPG shipping involves the transportation of three main categories of cargo: liquid petroleum gases including propane, butane and ethane; petrochemical gases including ethylene, propylene and butadiene; and ammonia.
As of December 31, 2009, the worldwide LPG tanker fleet consisted of approximately 1,149 vessels with an average age of approximately 16 years and approximately 136 additional LPG vessels were on order for delivery through 2011. LPG carriers range in size from approximately 500 to approximately 70,000 cubic meters. Approximately 55% of the worldwide fleet is less than 5,000 cubic meters (in terms of vessel numbers). New LPG carriers are generally expected to have a lifespan of approximately 30 to 35 years.
LPG carriers are mainly chartered to carry LPG on time-charters, on contracts of affreightment or spot voyage charters. The two largest consumers of LPG are residential users and the petrochemical industry. Residential users, particularly in developing regions where electricity and gas pipelines are not developed, do not have fuel switching alternatives and generally are not LPG price sensitive. The petrochemical industry, however, has the ability to switch between LPG and other feedstock fuels depending on price and availability of alternatives.

The following table provides additional information about our LPG carriers as of December 31, 2009:

		Delivery / Expected			Remaining
Vessel	Capacity	Delivery	Ownership	Charterer	Charter Term
	(cubic meters)

Operating LPG carriers:
Dania Spirit	7,392	2000	100%	Statoil ASA	6 years
Norgas Pan (1)	9,650	2009	100%	I.M. Skaguen ASA	14 years
Norgas Cathinka (1)	9,650	2009	100%	I.M. Skaguen ASA	15 years
Newbuildings:
Norgas Camilla (1)	9,206	2010	100%	I.M. Skaguen ASA	15 years
Dingheng Jiangsu 1 (2)	12,000	2011	100%	I.M. Skaguen ASA	15 years
Dingheng Jiangsu 2 (2)	12,000	2011	100%	I.M. Skaguen ASA	15 years

Total Capacity:	59,898

(1)
In December 2006, we agreed to acquire three LPG carriers from Skaugen upon their deliveries for approximately $33 million per vessel. Two vessels were delivered in April and November 2009 and the last vessel is currently under construction and is scheduled to deliver mid-2010.

(2)
On July 28, 2008 Teekay Corporation purchased two technically advanced 12,000-cubic meter newbuilding Multigas ships from Skaugen subsidiaries and we will acquire the vessels from Teekay Corporation upon their deliveries for approximately $47.0 million per vessel. Both vessels are expected to be delivered in 2011.

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
The majority of crude oil tankers range in size from approximately 80,000 to approximately 320,000 dwt. Suezmax tankers, which typically range from 120,000 to 200,000 dwt, are the mid-size of the various primary oil tanker types. As of December 31, 2009, the world tanker fleet included 358 conventional Suezmax tankers, representing approximately 13% of worldwide oil tanker capacity, excluding tankers under 10,000 dwt.
As of December 31, 2009 our Suezmax tankers had an average age of approximately seven years, compared to the average age of nine years for the world Suezmax conventional tanker fleet. New Suezmax tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, United States and international regulations require the phase-out of double-hulled vessels by 25 years. All of our Suezmax tankers are double-hulled.
The following table provides additional information about our Suezmax oil tankers as of December 31, 2009.

					Remaining
Tanker	Capacity	Delivery	Our Ownership	Charterer	Charter Term
	(dwt)

Operating Suezmax tankers:
Tenerife Spirit	159,500	2000	Capital lease (1)	CEPSA	11 years (2)
Algeciras Spirit	159,500	2000	Capital lease (1)	CEPSA	11 years (2)
Huelva Spirit	159,500	2001	Capital lease (1)	CEPSA	12 years (2)
Teide Spirit	159,500	2004	Capital lease (1)	CEPSA	15 years (2)
Toledo Spirit	159,500	2005	Capital lease (1)	CEPSA	16 years (2)
European Spirit	151,800	2003	100%	ConocoPhillips	6 years (3)
African Spirit	151,700	2003	100%	ConocoPhillips	6 years (3)
Asian Spirit	151,700	2004	100%	ConocoPhillips	6 years (3)

Total Capacity:	1,252,700

(1)
We are the lessee under a capital lease arrangement and are required to purchase the vessel after the end of their respective lease terms for a fixed price. The purchase of these vessels is expected to occur in late-2011. Please read Item 18 — Financial Statements: Note 5 – Leases and Restricted Cash.

(2)
Compania Espanole de Petroleos, S.A. (or CEPSA) has the right to terminate the time-charter 13 years after the original delivery date, in which case we are generally expected to sell the vessel, subject to our right of first refusal to purchase the vessel.

(3)
The term of the time-charter is 12 years from the original delivery date, which may be extended at the customer’s option for up to an additional six years. In addition, the customer has the right to terminate the time-charter upon notice and payment of a cancellation fee. Either party also may require the sale of the vessel to a third party at any time, subject to the other party’s right of first refusal to purchase the vessel.

CEPSA accounted for 22%, 21% and 14% of our 2007, 2008 and 2009 revenues, respectively. We also derived 11%, 9% and 9% of our revenues in 2007, 2008 and 2009, respectively, from ConocoPhillips. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.
On March 17, 2010, we acquired from Teekay Corporation two 2009-built 159,000 dwt Suezmax tankers, the Hamilton Spirit and Bermuda Spirit (or the Centrofin Suezmaxes) and a 2007-built 40,083 dwt Handymax product tanker, the Alexander Spirit, and the associated 12-year, 12-year and 10-year fixed-rate contracts, respectively. The remaining charter term for these vessels are 11 years, 11 years, and 10 years, respectively. We acquired the vessels from Teekay Corporation for a total purchase price of $160 million.
Business Strategies
Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:
•
Acquire new LNG and LPG carriers built to project specifications after long-term, fixed-rate time-charters have been awarded for the LNG and LPG projects. Our LNG and LPG carriers are built or will be built to customer specifications included in the related long-term, fixed-rate time-charters for the vessels. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term, fixed-rate time-charters for the projects have been awarded, rather than ordering vessels on a speculative basis. We believe this approach is preferable to speculative newbuilding because it:

•	eliminates the risk of incremental or duplicative expenditures to alter our LNG and LPG carriers to meet customer specifications;
•	facilitates the financing of new LNG and LPG carriers based on their anticipated future revenues; and
•	ensures that new vessels will be employed upon acquisition, which should generate more stable cash flow.
•	Expand our LNG and LPG operations globally. We seek to capitalize on opportunities emerging from the global expansion of the LNG and LPG sector by selectively targeting:
•	long-term, fixed-rate time-charters wherever there is significant growth in LNG and LPG trade;
•	joint ventures and partnerships with companies that may provide increased access to opportunities in attractive LNG and LPG importing and exporting geographic regions; and
•	strategic vessel and business acquisitions.
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

•
Manage our Suezmax tanker fleet to provide stable cash flows. The remaining terms for our existing long-term Suezmax tanker charters are 6 to 16 years. The Centrofin Suezmaxes and the one Handymax tankers that we acquired on March 17, 2010 have remaining terms of 11 years and 10 years, respectively. We believe the fixed-rate time-charters for our oil tanker fleet provide us stable cash flows during their terms and a source of funding for expanding our LNG and LPG operations. Depending on prevailing market conditions during and at the end of each existing charter, we may seek to extend the charter, enter into a new charter, operate the vessel on the spot market or sell the vessel, in an effort to maximize returns on our Suezmax fleet while managing residual risk.

Safety, Management of Ship Operations and Administration
Teekay Corporation, through its subsidiaries, assists us in managing our ship operations. Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of the employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. In 2007, Teekay Corporation introduced a behavior-based safety program called “Safety in Action” to further enhance the safety culture in our fleet. We are also committed to reducing our emissions and waste generation. In 2008, Teekay Corporation introduced the Quality Assurance and Training Officers (or QATO) Program to conduct rigorous internal audits of our processes and provide the seafarers with onboard training.
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
We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather. Protection and indemnity insurance indemnifies us against liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism) and, for some of our LNG carriers, loss of revenues resulting from vessel off-hire time due to a marine casualty. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot assure that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution.
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
Classification, Audits and Inspections
The hull and machinery of all our vessels is “classed” by one of the major classification societies: Det Norske Veritas or Lloyd’s Register of Shipping, or American Bureau of Shipping. The classification society certifies that the vessel has been built and maintained in accordance with its rules. Each vessel is inspected by a classification society surveyor annually, with either the second or third annual inspection being a more detailed survey (or an Intermediate Survey) and the fifth annual inspection being the most comprehensive survey (or a Special Survey). The inspection cycle resumes after each Special Survey. Vessels also may be required to be drydocked at each Intermediate and Special Survey for inspection of the underwater parts of the vessel in addition to a more detailed inspection of the hull and machinery. Many of our vessels have qualified with their respective classification societies for drydocking every five years in connection with the Special Survey and are no longer subject to drydocking at Intermediate Surveys. To qualify, we were required to enhance the resiliency of the underwater coatings of each vessel and mark the hull to accommodate underwater inspections by divers.

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
International Maritime Organization (or IMO)
The IMO is the United Nations’ agency for maritime safety. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction, be of a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution. All of our tankers are double hulled.
Many countries, but not the United States, have ratified and follow the liability regime adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC). Under this convention, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil (e.g. crude oil, fuel oil, heavy diesel oil or lubricating oil), subject to certain defenses. The right to limit liability to specified amounts that are periodically revised is forfeited under the CLC when the spill is caused by the owner’s actual fault or when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative regimes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC.
IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Security Code for Ports and Ships (or ISPS), the ISM Code, the International Convention on Load Lines of 1966, and, specifically with respect to LNG and LPG carriers, the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the IGC Code). SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.
SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the IGC Code, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports. The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we expect to obtain safety management certificates for each newbuilding vessel upon delivery.
LNG and LPG carriers are also subject to regulation under the IGC Code. Each LNG and LPG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG and LPG carriers is currently IGC Code certified, and each of the shipbuilding contracts for our LNG newbuildings, and for the LPG newbuildings that we have agreed to acquire from Skaugen and Teekay Corporation, requires IGC Code compliance prior to delivery.

Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (or Annex VI) became effective on May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI came into force in the United States on January 8, 2009. We operate our vessels in compliance with Annex VI.
In addition, the IMO has proposed that all tankers of the size we operate that are built starting in 2012 contain ballast water treatment systems, and that all other such tankers install treatment systems by 2016. When this regulation becomes effective, we estimate that the installation of ballast water treatment systems on our tankers may cost between $2 million and $3 million per vessel.
European Union (or EU)
Like the IMO, the EU has adopted regulations phasing out single-hull tankers. All of our tankers are double-hulled.
The EU has also adopted legislation that: bans manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities after July 2003) from European waters; creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The EU is also considering the adoption of criminal sanctions for certain pollution events, including improper cleaning of tanks.
The EU Directive 33/2005 (or the Directive) came into force on January 1, 2010. Under this legislation, vessels are required to burn fuel with sulphur content below 0.1% while berthed or anchored in an EU port. Currently, the only grade of fuel meeting this low sulphur content requirement is low sulphur marine gas oil (or LSMGO). Certain modifications are necessary on our Suezmax tankers in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). The cost of such modifications will increase the capital expenditures of the relevant vessels in our fleet, which we estimate will total approximately $1 million. In addition, LSMGO is more expensive than HFO and this will impact the costs of operations. However, for vessels employed on fixed term business, all fuel costs, including any increases, are borne by the charterer. Given that the manufacturers of the equipment necessary to modify the vessels have not been able to supply parts and modification kits, the EU has issued a recommendation that member states adopt a phase in period for the first eight months of 2010 for vessel owners that have demonstrated actions to comply with the Directive. However, certain EU countries, including Sweden and Italy, are required under their national laws to either ban or impose fines on non-compliant vessels. We expect all vessels in our fleet trading to the EU will become compliant within the first eight months of 2010.
United States
The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (or OPA 90) and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, bareboat charterers, and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liability upon the owners, operators or bareboat charterers of vessels for cleanup costs and damages arising from discharges of hazardous substances. We believe that petroleum products and LNG and LPG should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on LNG or LPG carriers might fall within its scope.
Under OPA 90, vessel owners, operators and bareboat charters are “responsible parties” and are jointly, severally and strictly liable (unless the oil spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and cleanup costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:
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

OPA 90 limits the liability of responsible parties in an amount it periodically updates. The liability limits do not apply if the incident was proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. Liability under CERCLA is also subject to limits unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations. We currently maintain for each of our vessel’s pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.
Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be double-hulled. All of our existing tankers are double-hulled.
OPA 90 also requires owners and operators of vessels to establish and maintain with the United States Coast Guard (or Coast Guard) evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The Coast Guard has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to approval by the Coast Guard. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by using self-insurance for certain vessels and obtaining financial guaranties from a third party for the remaining vessels. If other vessels in our fleet trade into the United States in the future, we expect to provide guaranties through self-insurance or obtain guaranties from third-party insurers.
OPA 90 and CERCLA permit individual U. S. states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. Several coastal states, such as California, Washington and Alaska require state-specific evidence of financial responsibility and vessel response plans. We intend to comply with all applicable state regulations in the ports where our vessels call.
Owners or operators of tankers operating in U.S. waters are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:
•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;
•	describe crew training and drills; and
•	identify a qualified individual with full authority to implement removal actions.
We have filed vessel response plans with the Coast Guard and have received its approval of such plans. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.
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
The United States Clean Water Act also prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above.
Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of best management practices, reporting, inspections and other requirements. The Vessel General Permit incorporates Coast Guard requirements for ballast water exchange and includes specific technology-based requirements for vessels. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. We believe that the EPA may add requirements related to ballast water treatment technology to the Vessel General Permit requirements between 2012 and 2016 to correspond with the IMO’s adoption of similar requirements as discussed above.
Since 2009, several environmental groups and industry associations have filed challenges in U.S. federal court to the EPA’s issuance of the Vessel General Permit. These cases have not yet been resolved.

Greenhouse Gas Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Union also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, European Union, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.
Vessel Security
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. The United States implemented ISPS with the adoption of the Maritime Transportation Security Act of 2002 (or MTSA), which requires vessels entering U.S. waters to obtain certification by the Coast Guard of plans to respond to emergency incidents there, including identification of persons authorized to implement the plans. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and MTSA.
D. Properties
Other than our vessels, we do not have any material property.
E. Organizational Structure
Our sole general partner is Teekay GP L.L.C., which is a wholly owned subsidiary of Teekay Corporation (NYSE: TK). Teekay Corporation also controls its public subsidiaries Teekay Offshore Partners L.P. (NYSE: TOO) and Teekay Tankers Ltd. (NYSE: TNK).
The following is a list of our significant subsidiaries as at March 1, 2010:

Name of Significant Subsidiary	Ownership	State or Jurisdiction of Incorporation

Teekay LNG Operating L.L.C.	100%	Marshall Islands
Naviera Teekay Gas, SL	100%	Spain
Naviera Teekay Gas II, SL	100%	Spain
Naviera Teekay Gas III, SL	100%	Spain
Naviera Teekay Gas IV, SL	100%	Spain
Single Ship Limited Liability Companies	100%	Marshall Islands
Teekay Luxembourg Sarl	100%	Luxembourg
Teekay Nakilat Holdings Corporation	100%	Marshall Islands
Teekay Nakilat Corporation	70%	Marshall Islands
Teekay Nakilat (II) Limited	70%	United Kingdom
Teekay Shipping Spain SL	100%	Spain
Teekay Spain SL	100%	Spain
Teekay II Iberia SL	100%	Spain
Teekay Nakilat (III) Holdings Corporation	100%	Marshall Islands
Teekay BLT Corporation	69%	Marshall Islands
Tangguh Hiri Finance Limited	69%	United Kingdom
Tangguh Sago Finance Limited	69%	United Kingdom
Teekay LNG Holdings L.P.	99%	United States
Teekay Tangguh Borrower L.L.C.	99%	Marshall Islands
Teekay LNG Holdco L.L.C.	99%	Marshall Islands
Teekay Tangguh Holdings Corporation	99%	Marshall Islands
F. Taxation of the Partnership
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
Section 7704 of the Internal Revenue Code (or IRC) provides that publicly traded partnerships, as a general rule, will be treated as corporations for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships whose “qualifying income” represents 90% or more of their gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including LNG. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We have received a ruling from the Internal Revenue Service (or IRS) that we requested in connection with our initial public offering that the income we derive from transporting LNG and crude oil pursuant to time-charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively.
As to income that is not covered by the IRS ruling, we will rely upon the opinion of Perkins Coie LLP with respect to whether the income is qualifying income.

We estimate that less than 5% of our current income is not qualifying income; however, this estimate could change from time to time for various reasons. Because we have not received an IRS ruling or an opinion of counsel that (1) any income we derive from transporting LPG, petrochemical gases and ammonia pursuant to charters that we have entered into or will enter into in the future, (2) income we derive from transporting crude oil, natural gas and products thereof, including LNG, pursuant to bareboat charters or (3) income or gain we recognize from foreign currency transactions, is qualifying income, we are currently treating income from those sources as non-qualifying income. Under some circumstances, such as a significant change in foreign currency rates, the percentage of income or gain from foreign currency transactions or from interest rate swaps in relation to our total gross income could be substantial. We do not expect income or gains from these sources and other income or gains that are not qualifying income to constitute 10% or more of our gross income for U.S. federal income tax purposes. However, it is possible that the operation of certain of our vessels pursuant to bareboat charters could, in the future, cause our non-qualifying income to constitute 10% or more of our future gross income if such vessels were held in a pass-through structure. In order to preserve our status as a partnership for U.S. federal income tax purposes, we have received a ruling from the IRS that effectively allows us to conduct our bareboat charter operations, as well as our LPG operations, in a subsidiary corporation.
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
THE REMAINING DISCUSSION OF U.S. TAXATION IN THIS ITEM 4 (PART F) APPLIES ONLY IF WE BECOME CLASSIFIED AS A CORPORATION.
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
Taxation of Operating Income
We expect that substantially all of our gross income and the gross income of our corporate subsidiaries will be attributable to the transportation of LNG, LPG, crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time-charter or bareboat charter income.
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
The Section 883 Exemption
In general, if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the regulations thereunder (or the Final Section 883 Regulations), it will not be subject to the 4% gross basis tax or the net basis tax and branch profits tax described below on its U.S. Source International Transportation Income.
A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it satisfies the following three requirements:
(i) it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption);
(ii) it meets one of the following three tests: (1) the more than 50% ownership test (or the Ownership Test); (2) the publicly traded test (or the Publicly Traded Test); or (3) the controlled foreign corporation test (or the CFC Test); and
(iii) it meets certain substantiation, reporting and other requirements.
We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Therefore, in the event we were treated as a corporation for U.S. federal income tax purposes, we would meet the first requirement for the Section 883 Exemption.

Regarding the second requirement for the Section 883 Exemption, we do not believe that we would meet the CFC Test, as we do not expect to be a controlled foreign corporation (or CFC) if we were to be treated as a corporation for U.S. federal income tax purposes and we do not believe that we would meet the Publicly Traded Test due to Teekay Corporation’s indirect ownership of our general partner interests. Thus, in order to qualify for the Section 883 Exemption, we would need to satisfy the Ownership Test.
In order to satisfy the Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its stock is owned, directly or indirectly applying attribution rules, by “qualified shareholders” for at least half of the number of days in the non-U.S. corporation’s taxable year, and the non-U.S. corporation must comply with certain substantiation and reporting requirements.
For this purpose, qualified shareholders are individuals who are residents (as defined for U.S. federal income tax purposes) of countries that grant an Equivalent Exemption, non-U.S. corporations that meet the Publicly Traded Test of the Final Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or certain foreign governments, non profit organizations and certain beneficiaries of foreign pension funds. Unitholders who are citizens or residents of the United States or are domestic corporations are not qualified shareholders.
In addition, a corporation claiming the Section 883 Exemption based on the Ownership Test must obtain statements from the holders relied upon to satisfy the Ownership Test, signed under penalty of perjury, including the owner’s name, permanent address and country where the individual is fully liable to tax, if any, a description of the owner’s ownership interest in the non-U.S. corporation, including information regarding ownership in any intermediate entities, and certain other information. In addition, we would be required to file a U.S. federal income tax return and list on our U.S. federal income tax return the name and address of each unitholder holding 5% or more of the value of our units who is relied upon to meet the Ownership Test.
For more than half of the number of days in our 2009 taxable year, Teekay Corporation indirectly owned approximately a 53% interest in us, including a 2% general partner interest. Based on information provided by Teekay Corporation, Teekay Corporation is organized in the Republic of The Marshall Islands and meets the Publicly Traded Test under current law and under the Final Section 883 Regulations. In addition, Teekay Corporation would be willing to provide us with such ownership statements as long as it is a qualified shareholder.
Therefore we believe that the requirements of Section 883 of the Code for 2009 were met and, if we were treated as a corporation for U.S. federal income tax purposes in 2009, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) for 2009 would be exempt from U.S. federal income taxation by reason of Section 883 of the Code.
Teekay Corporation, however, now owns less than 50% of the value of our outstanding equity interests. As such, we would need to look to our other non-U.S. unitholders to determine whether more than 50% of our units, by value, are owned by non-U.S. unitholders who are qualifying shareholders and certain non-U.S. unitholders may be asked to provide ownership statements, signed under penalty of perjury, with respect to their investment in our units in order for us to qualify for the Section 883 Exemption. We currently do not expect to be able to obtain ownership statements from non-U.S. unitholders holding, in the aggregate, more than 50% of the value of our units. Consequently, in the event we were treated as a corporation for U.S. federal income tax purposes, we anticipate that we would not be eligible to claim the Section 883 Exemption in 2010 and subsequent years.
The 4% Gross Basis Tax
If we were to be treated as a corporation and if the Section 883 Exemption and the net basis tax described below does not apply, we would be subject to a 4% U.S. federal income tax on our U.S. source Transportation Income, without benefit of deductions. We estimate that, in this event, we would be subject to less than $500,000 of U.S. federal income tax in 2010 and in each subsequent year (in addition to any U.S. federal income taxes on our subsidiaries, as described below) based on the amount of U.S. Source International Transportation Income we earned for 2009 and our expected U.S. Source International Transportation Income for subsequent years. The amount of such tax for which we would be liable for any year in which we were treated as a corporation for U.S. federal income tax purposes would depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
Net Basis Tax and Branch Profits Tax
We currently do not expect to have a fixed place of business in the United States. Nonetheless, if this were to change or we otherwise were treated as having such a fixed place of business involved in earning U.S. source Transportation Income, such Transportation Income may be treated as U.S. effectively connected income. Any income that we earn that is treated as U.S. effectively connected income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35%), unless the Section 883 Exemption (as discussed above) applied. The 4% U.S. federal income tax described above is inapplicable to U.S. effectively connected income.
Unless the Section 883 Exemption applied, a 30% branch profits tax imposed under Section 884 of the Code also would apply to our earnings that result from U.S. effectively connected income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us. Furthermore, on the sale of a vessel that has produced U.S. effectively connected income, we could be subject to the net basis corporate income tax and to the 30% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced U.S. effectively connected income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on sale of a vessel because it is expected that any sale of a vessel will be structured so that it is considered to occur outside of the United States and so that it is not attributable to an office or other fixed place of business in the United States.

Taxation of Our Subsidiary Corporations: The Section 883 Exemption
Our subsidiaries Arctic Spirit L.L.C., Polar Spirit L.L.C. and Teekay Tangguh Holdco L.L.C. are classified as corporations for U.S. federal income tax purposes and are subject to U.S. federal income tax based on the rules applicable to foreign corporations described above under “Possible Classification as a Corporation—Taxation of Operating Income,” including, but not limited to, the 4% gross basis tax or the net basis tax if the Section 883 Exemption does not apply. We believe that the Section 883 Exemption would apply to our corporate subsidiaries to the extent that it would apply to us if we were to be treated as a corporation. As such, we believe that the Section 883 Exemption applied in 2009 and these subsidiaries were not be subject to either the 4% gross basis tax or the net basis tax in 2009. However, we anticipate that the subsidiaries will not be eligible to claim the Section 883 Exemption in 2010 and subsequent years and, therefore, the 4% gross basis tax will apply to our subsidiary corporations. In this regard, we estimate that we will be subject to approximately $500,000 or less of U.S. federal income tax in 2010 and in each subsequent year based on the amount of U.S. Source International Transportation Income these subsidiaries earned for 2009 and their expected U.S. Source International Transportation Income for 2010 and subsequent years. The amount of such tax for which they would be liable for any year will depend upon the amount of income they earn from voyages into or out of the United States in such year, which, however, is not within their complete control.
Other Taxation
We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. We intend that our business and the business of our subsidiaries will be conducted and operated in a manner that minimizes taxes imposed upon us and our subsidiaries. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability. Please read Item 18 — Financial Statements: Note 20 — Income Taxes.

Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
Teekay LNG Partners L.P. is an international provider of marine transportation services for LNG, LPG and crude oil. We were formed in 2004 by Teekay Corporation, the world’s largest owner and operator of medium sized crude oil tankers, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate time-charters. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we seek to expand our LNG and LPG operations.
Our primary goal is to increase our quarterly distributions to unitholders. During 2008, we increased distributions from $0.53 per unit for the first quarter of 2008 to $0.55 per unit effective for the second quarter of 2008 and to $0.57 per unit effective for the third quarter of 2008 and onwards.
SIGNIFICANT DEVELOPMENTS IN 2009
Equity Offerings and Conversion of Subordinated Units
On March 30, 2009, we completed a follow-on equity offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of approximately $71.8 million (including Teekay GP L.L.C.’s (or the General Partner) proportionate capital contribution). As a result of this transaction, Teekay Corporation’s ownership of us was reduced from 57.7% to 53.0% (including its 2% percent General Partner interest). We used the total net proceeds from the offering of approximately $68.7 million to prepay amounts outstanding on two of our revolving credit facilities.
On May 19, 2009, 3.7 million subordinated units held by Teekay Corporation were converted into an equal number of common units as provided for under the terms of the partnership agreement and now participate pro rata with the other common units in distributions of available cash commencing with the August 2009 distribution. We anticipate that, pending confirmation of the results for the quarter ended March 31, 2010, the subordination period will end April 1, 2010 and the remaining subordinated units will convert to common units.
On November 20, 2009, we completed a follow-on equity offering of 3.5 million common units at a price of $24.40 per unit, for gross proceeds of approximately $87.2 million (including the General Partner’s 2% proportionate capital contribution). On November 25, 2009, the underwriters partially exercised their over-allotment option and purchased an additional 0.5 million common units for an additional $11.2 million in gross proceeds to us (including the General Partner’s 2% proportionate capital contribution). As a result of this offering, we raised gross proceeds of approximately $98.4 million (including our General Partner’s proportionate 2% capital contribution), and Teekay Corporation’s ownership of us was reduced from 53.1% to 49.2% (including its indirect 2% General Partner interest). The total net proceeds from the offering of approximately $93.9 million was used to prepay amounts outstanding under two of our revolving credit facilities.
Commencement of the Skaugen LPG Project
In December 2006, we agreed to acquire upon delivery three LPG carriers (or the Skaugen LPG Carriers) from subsidiaries of Skaugen each of which has a purchase price of approximately $33 million. The first two vessels delivered in 2009 and the remaining vessel is expected to deliver in mid-2010. Upon delivery, each vessel will be chartered at fixed rates for 15 years to Skaugen.
Tangguh LNG Project
In November 2006, we agreed to acquire from Teekay Corporation its 70% interest in a joint venture owning two 155,000 cubic meter LNG carriers (or the Tangguh LNG Carriers) and the related 20-year, fixed-rate time-charters to service the Tangguh LNG project in Indonesia. The remaining 30% interest in the joint venture relating to this project (or the Teekay Tangguh Joint Venture) is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk. The customer is The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc.
The two Tangguh LNG carriers were delivered to the Teekay Tangguh Joint Venture in November 2008 and March 2009, respectively, and the related charters commenced in January 2009 and May 2009, respectively. On August 10, 2009, we acquired 99% of Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture for $69.1 million net of assumed debt. Please read Item 18 – Financial Statements: Note 11(e) – Related Party Transactions.

OTHER SIGNIFICANT PROJECTS
Acquisition of Three Conventional Tankers
On March 17, 2010, we acquired from Teekay Corporation for a total purchase price of $160 million two 2009-built 159,000 dwt Suezmax tankers, the Centrofin Suezmaxes, and a 2007-built 40,083 dwt Handymax product tanker, the Alexander Spirit, and the associated fixed-rate contracts. The remaining charter term for these vessels are 11 years and 10 years, respectively. We financed the acquisition by assuming $126 million of debt and by drawing $34 million from our existing revolvers. As a result of these acquisitions, our management plans to recommend to our Board of Directors an increase in our quarterly cash distribution by 3 cents per unit beginning with the first quarterly distribution to be paid in May 2010.
Agreement to Purchase Skaugen Multigas Carriers
On July 28, 2008, Teekay Corporation signed contracts for the purchase from Skaugen of two technically advanced 12,000-cubic meter newbuilding Multigas vessels (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene. We, in turn, agreed to acquire the vessels from Teekay upon delivery for a total cost of approximately $94 million. Both vessels are scheduled to be delivered in 2011. Upon delivery, each vessel will commence service under 15-year fixed-rate charters to Skaugen.
Angola LNG Project
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project. The Angola LNG Project is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. The vessels will be chartered at fixed rates, subject to inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. Teekay Corporation is required to offer to us its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels. Deliveries of the vessels are scheduled for 2011 and 2012.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:
Voyage Revenues. Voyage revenues currently include revenues from time-charters accounted for under operating and direct financing leases. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between time and voyage charters. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.
Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time-charters and by us under voyage charters.
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
Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every five years. In addition, a shipping society classification intermediate survey is performed on our LNG and LPG carriers between the second and third year of a five-year drydocking period. We capitalize a portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey over the estimated useful life of the drydock. We expense as incurred costs for routine repairs and maintenance performed during drydocking or intermediate survey that do not improve operating efficiency or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
Depreciation and Amortization. Our depreciation and amortization expense typically consists of the following three components:
•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;
•	charges related to the amortization of drydocking expenditures over the useful life of the drydock; and
•	charges related to the amortization of the fair value of the time-charters acquired in the 2004 Teekay Spain acquisition (over the remaining terms of the charters).

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period less the total number of off-hire days during the period associated with major repairs, drydockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to explain some of the changes in our net voyage revenues between periods.
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
Restricted Cash Deposits. Under capital lease arrangements for four of our LNG carriers, we (a) borrowed under term loans and deposited the proceeds into restricted cash accounts and (b) entered into capital leases, also referred to as “bareboat charters,” for the vessels. The restricted cash deposits, together with interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms, where applicable. During vessel construction, we borrowed under the term loans and made restricted cash deposits equal to construction installment payments. For more information, please read Item 18 – Financial Statements: Note 5 – Leases and Restricted Cash.
RESULTS OF OPERATIONS
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance or will affect our future performance are listed below:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control.  In April 2008, we acquired interests in two LNG carriers, the Arctic Spirit and the Polar Spirit (collectively, the Kenai LNG Carriers), from Teekay Corporation. This transaction was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for this transaction in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, our financial statements reflect these vessels and their results of operations referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation, which were December 13 and 14, 2007 (the two Kenai LNG Carriers).

•
Our financial results reflect the consolidation of Teekay Tangguh, Teekay Nakilat (III), and the Skaugen Multigas Carriers prior to our purchase of interests in those entities. On November 1, 2006, we entered into an agreement with Teekay Corporation to purchase (a) its 100% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in the Teekay Tangguh Joint Venture, and (b) its 100% interest in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), which owns a 40% interest in Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture). The Teekay Tangguh Joint Venture owns two Tangguh LNG carriers and related 20-year time-charters. The RasGas 3 Joint Venture owns the four RasGas 3 LNG Carriers and the related 25-year time-charters. We have been required to consolidate Teekay Tangguh in our consolidated financial statements since November 1, 2006, until we acquired this entity on August 10, 2009, as it was a variable interest entity and we were its primary beneficiary. We likewise consolidated in our financial statements Teekay Nakilat (III) as a variable interest entity of which we were the primary beneficiary from November 1, 2006 until we purchased it on May 6, 2008. After this purchase, Teekay Nakilat (III) was no longer a variable interest entity and we now equity account for Teekay Nakilat (III)’s investment in the RasGas 3 Joint Venture in our consolidated financial statements. On July 28, 2008, Teekay Corporation signed contracts for the purchase of the two Skaugen Multigas Carriers from subsidiaries of Skaugen. As described above, we have agreed to acquire the companies that own the Skaugen Multigas Carriers from Teekay Corporation upon delivery of the vessels. Since July 28, 2008, we have consolidated these ship-owning companies in our financial statements as variable interest entities as we are the primary beneficiary. Please read Item 18 — Financial Statements: Notes 11(e), 11(g), and 11(l) – Related Party Transactions and Note 13(a) — Commitments and Contingencies.

Subsidiaries of the Teekay Tangguh Joint Venture entered into a U.K. tax lease in December 2007. Upon delivery of the Tangguh LNG Carriers, subsidiaries of the Teekay Tangguh Joint Venture leased the vessels to Everest Leasing Company Limited (or Everest) for a period of 20 years under a tax lease arrangement. Simultaneously, Everest leased the vessels back to other subsidiaries of the Teekay Tangguh Joint Venture for a period of 20 years.
•
Our financial results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income (loss) as our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates and spot tanker rates fluctuate relating to our interest rate swaps and to the agreement we have with Teekay Corporation for the Toledo Spirit time-charter contract, respectively. Please read Item 18 – Financial Statements: Note 11(m) – Related Party Transactions and Note 12 – Derivative Instruments. The unrealized gains or losses relating to the change in fair value of our derivative instruments do not impact our cash flows.

•
Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, restricted cash, accounts receivable, accounts payable, advances from affiliates and long-term debt are revalued and reported based on the prevailing exchange rate at the end of the period. These foreign currency translations fluctuate based on the strength of the U.S. dollar relative mainly to the Euro and are included in our results of operations. The translation of all foreign currency-denominated monetary assets and liabilities are unrealized foreign currency exchange gains or losses and do not impact our cash flows.

•
The size of our fleet will change. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. Please read “Liquefied Gas Segment” below and “Other Significant Projects” above for further details about certain prior and future vessel deliveries.

•
One of our Suezmax tankers earns revenues based partly on spot market rates. The time-charter for one Suezmax tanker, the Teide Spirit, contains a component providing for additional revenues to us beyond the fixed-hire rate when spot market rates exceed certain threshold amounts. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed-hire rate, our results at the end of each fiscal year may continue to be influenced, in part, by the variable component of the Teide Spirit charter. During 2009, 2008 and 2007, we earned $0.6 million, $6.6 million and $1.9 million, respectively, in additional revenue from this variable component.

•
Our vessel operating costs are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to growth in the world fleet. This shortage resulted in significant crew wage increases during 2007, 2008, and to a lesser degree in 2009. We expect the trend of significant crew compensation increases to abate in the short term. However this could change if market conditions adjust. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase operating expenditures. We have taken various measures throughout 2009 in an effort to reduce costs, improve operational efficiencies, and mitigate the impact of inflation and price increases and will continue this effort during 2010.

•
The amount and timing of drydockings of our vessels can significantly affect our revenues between periods.  Our vessels are off-hire at various points of time due to scheduled and unscheduled maintenance. During the years ended December 31, 2009, 2008 and 2007, we had 70, 123 and 72 off-hire days relating to drydocking, respectively. The financial impact from these periods of off-hire, if material, is explained in further detail below. Five vessels are scheduled for drydocking in 2010.

Year Ended December 31, 2009 versus Year Ended December 31, 2008
Liquefied Gas Segment
Our fleet includes 15 LNG carriers (including the four RasGas 3 LNG Carriers, which are accounted for under the equity method, and the two Tangguh LNG Carriers which are held by Teekay Tangguh, (which was a variable interest entity until we acquired it from Teekay Corporation in August 2009) and three LPG carriers. All of our LNG and LPG carriers operate under long-term, fixed-rate time-charters. We expect our liquefied gas segment to increase due to the following:
•
As discussed above, we have agreed to acquire the third Skaugen LPG carrier for approximately $33 million upon its delivery scheduled for mid-2010. Please read Item 18 – Financial Statements: Note 13(b) – Commitments and Contingencies.

•
As discussed above, we have agreed to acquire upon delivery the Skaugen Multigas Carriers from Teekay Corporation for a total cost of approximately $94 million upon their deliveries, which are scheduled for 2011. Please read Item 18 – Financial Statements: Note 11(l) – Related Party Transactions and Note 13 – Commitments and Contingencies.

•
As discussed above, Teekay Corporation is required to offer to us its 33% ownership interest in the consortium relating to the Angola LNG Project not later than 180 days before the deliveries of the related four newbuilding LNG carriers, which are scheduled for 2011 and 2012. Please read Item 18 – Financial Statements: Note 16 – Other Information.

The following table compares our liquefied gas segment’s operating results for the years ended December 31, 2009 and 2008, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2009 and 2008 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars, except revenue	Year Ended December 31,
days, calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	252,854	222,318	13.7
Voyage expenses	1,018	1,397	(27.1)

Net voyage revenues	251,836	220,921	14.0
Vessel operating expenses	50,919	49,400	3.1
Depreciation and amortization	59,088	57,880	2.1
General and administrative (1)	11,033	11,247	(1.9)
Restructuring charge	1,381	—	100.0

Income from vessel operations	129,415	102,394	26.4

Operating Data:
Revenue Days (A)	4,491	3,631	23.7
Calendar-Ship-Days (B)	4,637	3,701	25.3
Utilization (A)/(B)	97%	98%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied gas segment’s operating results include 14 LNG and LPG carriers (not including the four RasGas 3 LNG Carriers delivered in 2008, which are accounted for under the equity method following their deliveries between May and July of 2008). During the first half of 2009, both Tangguh LNG Carriers were in operation. The Tangguh Hiri was delivered in November 2008 and its charter commenced in January 2009. The Tangguh Sago delivered to Teekay Corporation in March 2009 and its charter commenced in May 2009. The first two Skaugen LPG carriers, the Norgas Pan and Norgas Cathinka, delivered and commenced their charters in April and November 2009, respectively. As a result, our total calendar-ship-days increased by 25.3% to 4,637 days in 2009 from 3,701 days in 2008. In August 2009, we purchased from Teekay Corporation the Tangguh LNG Carriers. However, as Teekay Tangguh was a variable interest entity in which we were the primary beneficiary, it has been included in our results since November 2006.
During 2008 one of our LNG carriers, the Catalunya Spirit, was off-hire for approximately 6 days due to the loss of propulsion and 29 days for a scheduled drydock. The cost of the repairs was $0.7 million and we recovered $0.5 million under a protection and indemnity insurance policy. The vessel was repaired and resumed normal operations.
Net Voyage Revenues. Net voyage revenues increased during 2009 compared to 2008, primarily as a result of:
•	an increase of $32.2 million due to the commencement of the time-charters for the two Tangguh LNG Carriers in January and May 2009, respectively;
•	an increase of $3.5 million due to the commencement of the time-charters for the Norgas Pan and Norgas Cathinka in April and November 2009, respectively;
•	an increase of $3.1 million due to the Catalunya Spirit being off-hire for 34.3 days during 2008 for repairs;
•	an increase of $1.0 million due to the Polar Spirit being off-hire for 18.5 days during 2008 for a scheduled drydock; and
•	an increase of $0.4 million due to an escalation to the daily charter rates under the time-charter contracts for three LNG carriers;
partially offset by
•	a decrease of $3.8 million due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar compared to the same period last year;
•	a decrease of $2.1 million due to the Madrid Spirit being off-hire for 25.2 days during the third quarter of 2009 for a scheduled drydock;
•	a decrease of $1.9 million due to the Galicia Spirit being off-hire for 27.6 days during the third quarter of 2009 for a scheduled drydock; and
•	a decrease of $1.6 million due to a provision for crewing rate adjustment related to the time-charter contract for the two Kenai LNG Carriers.
Vessel Operating Expenses. Vessel operating expenses increased during 2009 compared to 2008, primarily as a result of:
•	an increase of $6.3 million from the deliveries of the Tangguh LNG Carriers in November 2008 and March 2009, respectively;
partially offset by
•	a decrease of $2.7 million relating to lower crew manning, insurance, and repairs and maintenance costs;
•	a decrease of $1.3 million relating to service costs associated with the Dania Spirit being off-hire for 15.5 days during 2008 for a scheduled drydock; and
•
a decrease of $0.8 million due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar compared to the same period last year (a portion of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew).

Depreciation and Amortization. Depreciation and amortization increased during 2009 compared to 2008, primarily as a result of:
•	an increase of $1.3 million from the delivery of the Tangguh Sago in March 2009 prior to the commencement of the time-charter contract in May 2009 which is accounted for as a direct financing lease;
•	an increase of $1.0 million from the delivery of the Norgas Pan and the Norgas Cathinka in April and November 2009, respectively;
•	an increase of $0.2 million due to the amortization of costs associated with vessel cost expenditures during 2008; and
•	an increase of $0.2 million relating to amortization of drydock expenditures incurred during 2009;
partially offset by
•	a decrease of $1.0 million due to revised depreciation estimates; and
•	a decrease of $0.6 million from the commencement of the time-charter contract for the Tangguh Hiri in January 2009 which is accounted for as a direct financing lease.

Suezmax Tanker Segment
During 2009 and 2008, we operated eight Suezmax-class double-hulled conventional crude oil tankers. All of our Suezmax tankers operate under long-term, fixed-rate time-charters.
The following table compares our Suezmax tanker segment’s operating results for the year ended December 31, 2009 and 2008, and compares its net voyage revenues (which is a non-GAAP financial measure) for the year ended December 31, 2009 and 2008 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our Suezmax tanker segment:

(in thousands of U.S. dollars, except revenue	Year Ended December 31,
days, calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	73,175	92,086	(20.5)
Voyage expenses	884	1,856	(52.4)

Net voyage revenues	72,291	90,230	(19.9)
Vessel operating expenses	26,563	27,713	(4.1)
Depreciation and amortization	19,654	19,000	3.4
General and administrative (1)	7,129	8,954	(20.4)
Goodwill impairment	—	3,648	(100.0)
Restructuring charge	1,869	—	100.0

Income from vessel operations	17,076	30,915	(44.8)

Operating Data:
Revenue Days (A)	2,903	2,866	1.3
Calendar-Ship-Days (B)	2,920	2,928	(0.3)
Utilization (A)/(B)	99%	98%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
Net Voyage Revenues. Net voyage revenues decreased during 2009 compared to 2008, primarily as a result of:
•
a decrease of $7.7 million relating to lower revenues earned by the Toledo Spirit relating to the agreement between us and Teekay Corporation for the Toledo Spirit time charter contract (however, we had a corresponding decrease in our realized loss on derivatives; therefore this decrease and future increases or decreases related to this agreement did not and will not affect our cash flow or net income);

•
a decrease of $6.3 million due to interest-rate adjustments to the daily charter rates under the time-charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding decreases in our lease payments, which are reflected as decreases to interest expense; therefore, these and future interest rate adjustments do not and will not affect our cash flow or net income (loss));

•
a decrease of $6.0 million relating to lower revenues earned by the Teide Spirit due to market rates being lower than specified amounts under our time charter (the time charter for the Teide Spirit contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts); and

•	a decrease of $0.4 million due to the Teide Spirit being off-hire for 16 days during 2009 for a scheduled drydock;
partially offset by
•	an increase of $0.6 million relating to lower bunker fuel expense incurred during vessel drydocking;
•	an increase of $0.6 million due to the European Spirit being off-hire for 24.1 days during 2008 for a scheduled drydock;
•	an increase of $0.5 million due to the African Spirit being off-hire for 19 days during 2008 for a scheduled drydock; and
•	an increase of $0.5 million due to the Asian Spirit being off-hire for 19.4 days during 2008 for a scheduled drydock.
The realized and unrealized loss of $10.6 million relating to the Toledo Spirit time-charter contract for 2008 was reclassified from voyage revenues to realized and unrealized gain (loss) on derivative instruments to conform to the presentation adopted for the current year.
Vessel Operating Expenses. Vessel operating expenses decreased during 2009 compared to 2008, primarily as a result of:
•
a decrease of $0.9 million due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar during such period compared to the same periods last year (a portion of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew); and

•	a decrease of $0.1 million relating to lower crew manning, insurance, and repairs and maintenance costs.

Depreciation and Amortization. Depreciation and amortization increased during 2009 compared to 2008, primarily as a result of an increase of $0.6 million due to the amortization of costs associated with the scheduled drydockings during 2008 relating to the European Spirit, the Asian Spirit and the African Spirit.
Goodwill Impairment. During 2008, due to the decline in market conditions, we conducted an interim impairment review of our reporting units during 2008. The fair value of the reporting units was estimated using the expected present value of future cash flows. The fair value of the reporting units was then compared to its carrying values and it was determined that the fair value attributable our Suezmax tanker segment was less than its carrying value. As a result of our review, a goodwill impairment loss of $3.6 million was recognized in the Suezmax tanker reporting unit during 2008. In 2009, we conducted a goodwill impairment review of our liquefied gas segment and concluded that no impairment existed at December 31, 2009.
Other Operating Results
General and Administrative Expenses. General and administrative expenses decreased 10.1% to $18.2 million for 2009 from $20.2 for 2008. This decrease was primarily the result of:
•	a decrease of $2.5 million relating to lower annual long-term incentive plan accruals and the impact of our restructuring plan, which reduced the number of shore-based staff in our Spain office; and
•	a decrease of $0.5 million relating to lower corporate and office expenses;
partially offset by
•	an increase of $1.1 million associated with corporate services provided to us by subsidiaries of Teekay Corporation.
Restructuring Charge. During 2009, we restructured certain ship management functions from our office in Spain to a subsidiary of Teekay Corporation and the change of the nationality of some of the seafarers. During 2009, we incurred $3.3 million in connection with these restructuring plans.
Interest Expense. Interest expense decreased 57.1% to $59.3 million for 2009, from $138.3 million for 2008. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. This decrease was primarily the result of:
•
a decrease of $35.1 million as the debt relating to Teekay Nakilat (III) was novated to the RasGas 3 Joint Venture on December 31, 2008. Please read Item 18 – Financial Statements: Note 11(g) – Related Party Transactions (the interest expense on this debt is not reflected in our 2009 consolidated interest expense as the RasGas 3 Joint Venture is accounted for using the equity method);

•
a decrease of $20.0 million due to a decrease of LIBOR rates relating to the long-term debt in Teekay Nakilat Corporation (or Teekay Nakilat). Please read Item 18 – Financial Statements: Note 9 – Long-Term Debt;

•
a decrease of $15.4 million from the scheduled loan payments on the Catalunya Spirit, and scheduled capital lease repayments on the Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash);

•
a decrease of $4.7 million from declining interest rates on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time-charter contracts for these vessels, we received corresponding decreases in charter payments, which are reflected as a decrease to voyage revenues);

•
a decrease of $3.0 million relating to the interest expense attributable to the operations of the Kenai LNG Carriers that was incurred by Teekay Corporation and allocated to us as part of the results of the Dropdown Predecessor;

•	a decrease of $2.2 million relating to debt used to fund general corporate purposes; and
•	a decrease of $1.6 million due to the effect on our Euro-denominated debt from the weakening of the Euro against the U.S. Dollar during such period compared to the same periods last year;
partially offset by
•	an increase of $2.5 million relating to debt to finance the purchase of the Tangguh LNG Carriers as the interest on this debt was capitalized in 2008; and
•	an increase of $0.4 million due to amortization of deferred debt issuance costs.
Realized and unrealized losses incurred in 2008 of $265.9 million relating to interest rate swaps were reclassified from interest expense to realized and unrealized gain (loss) on derivative instruments to conform to the presentation adopted in the current period.

Interest Income. Interest income decreased 78.4% to $13.9 million for 2009, from $64.3 million for 2008. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. This decrease was primarily the result of:
•
a decrease of $33.5 million relating to interest-bearing advances made by us to the RasGas 3 Joint Venture for shipyard construction installment payments repaid on December 31, 2008 when the debt was novated to the RasGas 3 Joint Venture;

•	a decrease of $13.4 million due to decreases in LIBOR rates relating to the restricted cash in Teekay Nakilat that is used to fund capital lease payments for the RasGas II LNG Carriers;
•	a decrease of $1.5 million relating to lower interest rates on our bank accounts compared to the same periods last year;
•	a decrease of $0.4 million due to the effect on our Euro-denominated deposits from the weakening of the Euro against the U.S. Dollar during such periods compared to the same period last year; and
•	a decrease of $0.3 million primarily from scheduled capital lease repayments on one of our LNG carriers which was funded from restricted cash deposits.
Realized and unrealized gains of $176.6 million recognized in 2008 relating to interest rate swaps were reclassified from interest income to realized and unrealized gain (loss) on derivative instruments to conform to the presentation adopted in the current period.
Realized and Unrealized Loss on Derivative Instruments. Net realized and unrealized losses on derivative instruments decreased 59.0% to $41.0 million in 2009 from $100.0 million in 2008 as detailed in the table below.

	Year Ended December 31,
	2009	2008
(in thousands of U.S. dollars)	$	$
Realized losses relating to:
Interest rate swaps	(36,222)	(6,788)
Toledo Spirit time-charter derivative contract	(940)	(8,620)

	(37,162)	(15,408)

Unrealized (losses) gains relating to:
Interest rate swaps	(11,143)	(82,543)
Toledo Spirit time-charter derivative contract	7,355	(2,003)

	(3,788)	(84,546)

Total realized and unrealized losses on derivative instruments	(40,950)	(99,954)

Foreign Currency Exchange (Losses) Gains. Foreign currency exchange losses were $10.8 million for 2009, compared to foreign currency exchange gains of $18.2 million for 2008. These foreign currency exchange gains and losses, substantially all of which were unrealized, are due primarily to the relevant period-end revaluation of Euro-denominated term loans and restricted cash for financial reporting purposes. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation.
Equity Income (Loss). Equity income was $27.6 million for 2009, compared to a nominal loss for 2008. This change is primarily due to the operations of the four RasGas 3 LNG Carriers, which were delivered between May and July 2008, and RasGas 3 Joint Venture’s realized and unrealized gain on its interest rate swaps. The unrealized gain on its interest rate swaps included in equity income for 2009 and 2008 was $10.9 million and nil, respectively.
Year Ended December 31, 2008 versus Year Ended December 31, 2007
Liquefied Gas Segment
We operated eleven LNG and LPG carriers (excluding the four RasGas 3 LNG Carriers delivered in 2008, which are accounted for under the equity method following their deliveries between May and July of 2008) and eight LNG and LPG carriers during 2008 and 2007, respectively. We took delivery of the RasGas II LNG Carriers in January and February 2007, respectively (collectively, the 2007 RasGas II Deliveries), as well as one LPG carrier, the Dania Spirit, in January 2007. On April 1, 2008, we purchased from Teekay Corporation two Kenai LNG Carriers, the Arctic Spirit and the Polar Spirit; however, as they are included among the vessels constituting the Dropdown Predecessor, they have been included in our results as if they were acquired on December 13 and 14, 2007, respectively, when they began operations under the ownership of Teekay Corporation. On November 21, 2008, we took delivery of one LNG carrier, the Tangguh Hiri. As a result, our total calendar-ship-days increased by 27.8% to 3,701 days in 2008 from 2,897 days in 2007.

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

(in thousands of U.S. dollars, except revenue	Year Ended December 31,
days, calendar-ship-days and percentages)	2008	2007	% Change

Voyage revenues	222,318	172,822	28.6
Voyage expenses	1,397	109	1,181.7

Net voyage revenues	220,921	172,713	27.9
Vessel operating expenses	49,400	32,696	51.1
Depreciation and amortization	57,880	45,986	25.9
General and administrative (1)	11,247	7,445	51.1

Income from vessel operations	102,394	86,586	18.3

Operating Data:
Revenue Days (A)	3,631	2,825	28.5
Calendar-Ship-Days (B)	3,701	2,897	27.8
Utilization (A)/(B)	98%	98%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
Net Voyage Revenues. Net voyage revenues increased during 2008 compared to 2007, primarily as a result of:
•	an increase of $37.3 million due to full year operations in 2008 of the two Kenai LNG Carriers acquired by Teekay Corporation in 2007;
•	an increase of $6.0 million due to full year operations in 2008 of the RasGas II LNG Carriers delivered in 2007;
•	an increase of $4.7 million due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar compared to the same period last year;
•	a relative increase of $2.0 million due to the Hispania Spirit being off-hire for 30.8 days for a scheduled drydock during July 2007; and
•	a net increase of $1.1 million due to the Madrid Spirit being off-hire during 2007;
partially offset by:
•	a decrease of $3.1 million due to the Catalunya Spirit being off-hire for 34.3 days during 2008, as discussed above;
•	a decrease of $0.3 million due to the Dania Spirit being off-hire for 15.5 days during 2008 for a scheduled drydock; and
•	a decrease of $0.4 million due to the delivery of the Tangguh Hiri in November 2008;
Vessel Operating Expenses. Vessel operating expenses increased during 2008 compared to 2007, primarily as a result of:
•	an increase of $11.5 million due to full year operations of the two Kenai LNG Carriers acquired by Teekay Corporation in 2007;
•
an increase of $2.3 million due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such periods compared to the same periods last year (a portion of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew);

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

(in thousands of U.S. dollars, except revenue	Year Ended December 31,
days, calendar-ship-days and percentages)	2008	2007	% Change

Voyage revenues	92,086	84,947	8.4
Voyage expenses	1,856	1,088	70.6

Net voyage revenues	90,230	83,859	7.6
Vessel operating expenses	27,713	24,167	14.7
Depreciation and amortization	19,000	20,031	(5.1)
General and administrative (1)	8,954	7,741	15.7
Goodwill impairment	3,648	—	100.0

Income from vessel operations	30,915	31,920	(3.1)

Operating Data:
Revenue Days (A)	2,866	2,920	(1.8)
Calendar-Ship-Days (B)	2,928	2,920	0.3
Utilization (A)/(B)	98%	100%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
Net Voyage Revenues. Net voyage revenues increased during 2008 compared to 2007, primarily as a result of:
•
an increase of $6.7 million relating to higher revenues earned by the Toledo Spirit relating to the agreement between us and Teekay Corporation for the Toledo Spirit time charter contract (however, we had a corresponding increase in our realized loss on derivatives; therefore this increase and future increases or decreases related to this agreement did not and will not affect our cash flow or net income); and

•
an increase of $4.6 million relating to higher revenues earned by the Teide Spirit due to market rates exceeding specified amounts under our time charter (the time charter for the Teide Spirit contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts);

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

•	a decrease of $0.8 million relating to higher bunker fuel expense incurred during vessel drydocking;
•	a decrease of $0.6 million due to the European Spirit being off-hire for 24.1 days during 2008 for a scheduled drydock;
•	a decrease of $0.5 million due to the Asian Spirit being off-hire for 19.4 days during 2008 for a scheduled drydock; and
•	a decrease of $0.5 million due to the African Spirit being off-hire for 18.9 days during 2008 for a scheduled drydock.
The realized and unrealized (loss) gain of ($10.6) million and $12.2 million relating to the Toledo Spirit time-charter contract for 2008 and 2007, respectively, were reclassified from voyage revenues to realized and unrealized gain (loss) on derivative instruments to conform to the presentation adopted for the current period.
Vessel Operating Expenses. Vessel operating expenses increased during 2008 compared to 2007, primarily as a result of:
•	an increase of $2.7 million relating to higher crew manning, insurance, and repairs and maintenance costs; and
•
an increase of $1.0 million due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same periods last year (a portion of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew).

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
Goodwill Impairment. Due to the decline in market conditions, we conducted an interim impairment review of our reporting units during 2008. The fair value of the reporting units was estimated using the expected present value of future cash flows. The fair value of the reporting units was then compared to its carrying values and it was determined that the fair value attributable our Suezmax tanker segment was less than its carrying value. As a result of our review, a goodwill impairment loss of $3.6 million was recognized in the Suezmax tanker reporting unit during 2008.
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
•
an increase of $0.2 million associated with additional ship management services provided to us by Teekay Corporation subsidiaries relating to the deliveries of the RasGas II LNG Carriers, the first Tangguh LNG Carrier and the purchase of the Kenai LNG Carriers; and

Interest Expense. Interest expense decreased 4.7% to $138.3 million for 2008, from $145.1 million for 2007. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. This change was primarily the result of:
•	a decrease of $14.6 million relating to the decrease in interest rates and debt of Teekay Nakilat used to finance restricted cash deposits and repay advances from Teekay Corporation;
•
a decrease of $2.1 million from declining interest rates on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time charter contracts for these vessels, we received corresponding decreases in charter payments, which are reflected as a decrease to voyage revenues);

•
a decrease of $2.1 million from the scheduled loan payments on the Catalunya Spirit, and scheduled capital lease repayments on the Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash); and

•	a relative decrease of $0.6 million relating to the write-off of deferred debt issuance costs resulting from refinancing the Teekay Tangguh Joint Venture debt in December 2007;
partially offset by
•
an increase of $6.6 million relating to debt of Teekay Nakilat (III) used by the RasGas 3 Joint Venture to fund shipyard construction installment payments (as indicated below, a portion of this increase in interest expense is offset by a corresponding increase in interest income from advances to the joint venture);

•	an increase of $3.0 million relating to debt incurred to finance the acquisition of the Kenai LNG Carriers;
•	an increase of $2.2 million due to the effect on our Euro-denominated debt from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year; and
•	an increase of $1.0 million due to amortization of deferred debt issuance costs.
Realized and unrealized losses in 2008 and 2007 of $265.9 and $22.8 million, respectively, relating to interest rate swaps were reclassified from interest expense to realized and unrealized gain (loss) on derivative instruments to conform to the presentation adopted in the current period.
Interest Income. Interest income decreased 5.9% to $64.3 million for 2008, from $68.3 million for 2007. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. This change was primarily the result of:
•	a decrease of $10.1 million relating to a decrease in interest rates and restricted cash used to fund capital lease payments for the RasGas II LNG Carriers; and
•	a decrease of $1.1 million, primarily from scheduled capital lease repayments on one of our LNG carriers which was funded from restricted cash deposits;

partially offset by
•	an increase of $5.4 million relating to interest-bearing advances made by us to the RasGas 3 Joint Venture for shipyard construction installment payments;
•	an increase of $0.6 million due to the effect on our Euro-denominated deposits from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year; and
•	an increase of $0.4 million relating to the interest earned on the refund of a re-investment tax credit received in the second quarter of 2008.
Realized and unrealized gains of in 2008 and 2007 of $176.6 million and $20.4 million, respectively, relating to interest rate swaps were reclassified from interest income to realized and unrealized (loss) gain on derivative instruments to conform to the presentation adopted in the current period.
Realized and Unrealized Loss on Derivative Instruments. Net realized and unrealized (losses) gains on derivative instruments decreased 59.0% to ($100.0) million in 2008 from $9.8 million in 2007 as detailed in the table below.

	Year Ended December 31,
	2008	2007
(in thousands of U.S. dollars)	$	$
Realized (losses) gains relating to:
Interest rate swaps	(6,788)	806
Toledo Spirit time-charter derivative contract	(8,620)	(1,931)

	(15,408)	(1,125)

Unrealized (losses) gains relating to:
Interest rate swaps	(82,543)	(3,195)
Toledo Spirit time-charter derivative contract	(2,003)	14,136

	(84,546)	10,941

Total realized and unrealized (losses) gains on derivative instruments	(99,954)	9,816

Foreign Currency Exchange Gains (Losses). Foreign currency exchange gains were $18.2 million for 2008, compared to foreign currency exchange losses of ($41.2) million for 2007. These foreign currency exchange gains and losses, substantially all of which were unrealized, are due substantially to the relevant period-end revaluation of Euro-denominated term loans for financial reporting purposes. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation.
Equity Income (Loss). Equity income (loss) was a nominal amount for both 2008 and 2007. This is primarily due to the operations of the four RasGas 3 LNG Carriers which delivered between May and July 2008, which was partially offset by an increase in interest expense as interest expense was capitalized in 2007.
Liquidity and Cash Needs
As at December 31, 2009, our cash and cash equivalents was $102.6 million, compared to $117.6 million at December 31, 2008 (of which $22.9 million was only available to the Teekay Tangguh Joint Venture as it was a variable interest entity of which we were the primary beneficiary). Our total liquidity which consists of cash, cash equivalents and undrawn long-term borrowings, was $479.8 million as at December 31, 2009, compared to $491.8 million as at December 31, 2008. The decrease in liquidity was primarily the results of the acquisition of the Teekay Tangguh Joint Venture, the acquisition of the first two Skaugen LPG Carriers and expenditures for vessels and equipment, partially offset by the equity offerings in March and November 2009.
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
We will need to use certain of our available liquidity or we may need to raise additional capital to finance existing capital commitments. We are required to purchase five of our Suezmax tankers, currently on capital lease arrangements, in 2011. We anticipate that we will purchase these tankers by assuming the outstanding financing obligations that relate to them. However, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. In addition, as of December 31, 2009, we were also committed to acquiring the one remaining Skaugen LPG Carrier and the two Skaugen Multigas Carriers. These additional purchase commitments, scheduled to occur in 2010 and 2011, total approximately $127 million. We intend to finance these purchases with one or more of our existing revolving credit facilities, incremental debt, surplus cash balances, proceeds from the issuance of additional common units, or combinations thereof. Please read Item 18 – Financial Statements: Note 13 — Commitments and Contingencies.

On March 17, 2010, we acquired three additional vessels from Teekay Corporation for $160 million. Please see Item 18 – Financial Statements: Note 21 – Subsequent Events.
As described under “Item 4—Information on the Company: C. Regulations—Other Environmental Initiatives,” passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and gas and reduced demand for our services.
Cash Flows. The following table summarizes our cash flow for the periods presented:

	Years Ended December 31,
(in thousands of U.S. dollars)	2009	2008

Net cash flow from operating activities	164,496	149,570
Net cash flow from financing activities	(9,648)	403,262
Net cash flow from investing activities	(169,919)	(527,082)
Operating Cash Flows. Net cash flow from operating activities increased to $164.5 million in 2009 from $149.6 million in 2008, primarily reflecting the increase in operating cash flows from the purchase of the two Skaugen LPG Carriers in April 2009 and November 2009, the commencement of the time-charters relating to the Tangguh LNG Carriers in 2009, a decrease of drydocking expenditures and the timing of our cash receipts and payments. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel drydockings tends to be uneven between years.
Financing Cash Flows. Our investments in vessels and equipment are financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $220.1 million and $937.0 million, respectively, for 2009 and 2008. From time to time we refinance our loans and revolving credit facilities. During 2009, we used $68.4 million of our proceeds from long-term debt primarily to fund LNG newbuilding construction payments in the Teekay Tangguh Joint Venture. The remainder of the proceeds were used to acquire the Teekay Tangguh Joint Venture and the first two Skaugen LPG Carriers.
On March 30, 2009, we completed a follow-on equity offering of 4.0 million common units at a price of $17.60 per unit, for net proceeds of approximately $68.7 million. In November, 2009, we completed a follow-on equity offering of 4.0 million common units at a price of $24.40 per unit, for net proceeds of approximately $93.9 million. Please read Item 18 – Financial Statements: Note 3 – Equity Offerings.
Cash distributions paid during 2009 increased to $114.5 million from $97.4 million for the same period last year. This increase was the result of:
•	an increase in our quarterly distribution ranging from $0.53 per unit to $0.57 per unit during 2008, and $0.57 per unit for all of 2009; and
•	an increase in the number of units eligible to receive the cash distribution as a result of equity offerings and a private placement of common units subsequent to March 31, 2008.
Subsequent to December 31, 2009, a cash distribution totaling $31.6 million was declared with respect to the fourth quarter of 2009, which was paid in February 2010.
Investing Cash Flows. During 2009, we incurred $134.2 million in expenditures for vessels and equipment. These expenditures represent construction payments for the two Skaugen Multigas newbuildings and one of the Tangguh LNG Carriers which delivered in March 2009.
Credit Facilities
As at December 31, 2009, we had three long-term revolving credit facilities available which provided for borrowings of up to $558.2 million, of which $377.2 million was undrawn. The amount available under the credit facilities reduces by $31.6 million (2010), $32.2 million (2011), $32.9 million (2012), $33.7 million (2013), $34.5 million (2014) and $393.3 million (thereafter). Interest payments are based on LIBOR plus a margin. All revolving credit facilities may be used by us to fund general partnership purposes and to fund cash distributions. We are required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of our vessels, together with other related security, and include a guarantee from us or our subsidiaries of all outstanding amounts.
We have a U.S. Dollar-denominated term loan outstanding which, as at December 31, 2009, totaled $396.6 million, of which $228.4 million of the term loan bears interest at a fixed rate of 5.39% and has quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56.0 million for each of three vessels due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related security and certain guarantees from us.

We own a 69% interest in the Teekay Tangguh Joint Venture. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2009, provided for borrowings of up to $342.6 million. Interest payments on the loan are based on LIBOR plus margins. At December 31, 2009, the margins ranged between 0.30% and 0.625%. Following delivery of the Tangguh LNG Carriers in November 2008 and March 2009, interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95.0 million bullet payment per vessel due 12 years and three months from each vessel delivery date. As at December 31, 2009, this loan facility is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other security and is guaranteed by us.
We have a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at December 31, 2009, totaled $15.3 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.
We have two Euro-denominated term loans outstanding which, as at December 31, 2009 totaled 288.0 million Euros ($412.4 million). (These loans were used to make restricted cash deposits that fully fund payments under capital leases). Interest payments are based on EURIBOR plus margins. The term loans have varying maturities through 2023. These loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related security and guarantees from one of our subsidiaries.
On October 27, 2009, we entered into a new $122.0 million credit facility that will be secured by the Skaugen LPG Carriers and Skaugen Multigas Carriers. The facility amount is equal to the lower of $122.0 million and 60% of the aggregate purchase price of the vessels. The facility will mature, with respect to each vessel, seven years after each vessels’ first drawdown date. We expect to draw on this facility to repay a portion of the amount we borrowed to purchase the Skaugen LPG Carriers that delivered in April 2009 and November 2009. We will use the remaining available funds from the facility to assist in purchasing, or facilitate the purchase of, the third Skaugen LPG Carrier and the two Skaugen Multigas Carriers upon delivery of each vessel.
The weighted-average effective interest rates for our long-term debt outstanding at December 31, 2009 and 2008 were 1.7% and 3.6%, respectively. These rates do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt. At December 31, 2009, the margins on our long-term debt ranged from 0.3% to 2.75%.
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
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained; provide for a maximum level of leverage and require one of our subsidiaries to maintain restricted cash deposits. Our ship-owning subsidiaries may not, among other things, pay dividends or distributions if we are in default under our loan agreements and revolving credit facilities. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. As at December 31, 2009, we were in compliance with all covenants in our credit facilities and capital leases.

Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at December 31, 2009:

			2011	2013
			and	and	Beyond
	Total	2010	2012	2014	2014
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	936.7	53.7	118.5	121.6	642.9
Commitments under capital leases (2)	221.6	23.7	197.9	—	—
Commitments under capital leases (3)	1,049.1	24.0	48.0	48.0	929.1
Commitments under operating leases (4)	482.7	25.1	50.1	50.1	357.4
Purchase obligations (5)	127.0	33.0	94.0	—	—

Total U.S. Dollar-denominated obligations	2,817.1	159.5	508.5	219.7	1,929.4

Euro-Denominated Obligations: (6)
Long-term debt (7)	412.4	13.0	234.7	16.2	148.5
Commitments under capital leases (8)	131.4	38.6	92.8	—	—

Total Euro-denominated obligations	543.8	51.6	327.5	16.2	148.5

Totals	3,360.9	211.1	836.0	235.9	2,077.9

(1)
Excludes expected interest payments of $17.5 million (2010), $30.7 million (2011 and 2012), $25.0 million (2013 and 2014) and $42.3 million (beyond 2014). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at December 31, 2009, plus margins that ranged up to 2.75% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur in 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $31.7 million to $39.2 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital leases on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 18 – Financial Statements: Note 5 – Leases and Restricted Cash.

(3)	Existing restricted cash deposits of $479.4 million, together with the interest earned on the deposits, will be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor and expect to receive approximately $448.0 million for these leases from 2010 to 2029.

(5)
In December 2006, we entered into an agreement to acquire the three Skaugen LPG Carriers from Skaugen, for approximately $33 million per vessel upon their deliveries. The first vessel was delivered in April 2009, the second vessel delivered in November 2009 and the third vessel is scheduled for delivery by mid-2010. In July 2008, Teekay Corporation signed contracts for the purchase of two newbuilding Multigas carriers from Skaugen and we have agreed to purchase these vessels from Teekay Corporation for a total cost of approximately $94.0 million upon their delivery. Both vessels are scheduled to be delivered in 2011. Please read Item 18 – Financial Statements: Note 13 — Commitments and Contingencies.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2009.

(7)
Excludes expected interest payments of $4.4 million (2010), $4.9 million (2011 and 2012), $3.4 million (2013 and 2014) and $9.5 million (beyond 2014). Expected interest payments are based on EURIBOR at December 31, 2009, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of December 31, 2009. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(8)
Existing restricted cash deposits of $120.8 million, together with the interest earned on the deposits, will be expected to equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. We are committed to acquire from Teekay Corporation the Skaugen Multigas Carriers upon delivery for a total cost of approximately $94 million.

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
Effect if Actual Results Differ from Assumptions. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation than before the vessel impairment. A one-year reduction in the estimated useful lives of our Suezmax tankers, our LPG carriers and our LNG carriers would result in an increase in our current annual depreciation by approximately $4.5 million, assuming this decrease did not also result in an impairment loss.
Drydocking Life
Description. We capitalize a portion of the costs we incur during drydocking and for an intermediate survey and amortize those costs on a straight-line basis over the useful life of the drydock. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve operating efficiency or extend the useful lives of the assets.
Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking and useful life of drydock expenditures. While we typically drydock each LNG and LPG carrier and Suezmax tanker every five years and have a shipping society classification intermediate survey performed on our LNG and LPG carriers between the second and third year of the five-year drydocking period, we may drydock the vessels at an earlier date, with a shorter life resulting in an increase in the depreciation.
Effect if Actual Results Differ from Assumptions. If we change our estimate of the next drydock date for a vessel, we will adjust our annual amortization of drydocking expenditures. Amortization expense of capitalized drydock expenditures for 2009, 2008 and 2007 were $4.5 million, $3.6 million and $2.7 million, respectively. As at December 31, 2009 and 2008, our capitalized drydock expenditures were $9.7 million and $12.0 million, respectively. A one-year reduction in the estimated useful lives of capitalized drydock expenditures would result in an increase in our current annual depreciation by approximately $2.6 million
Goodwill and Intangible Assets
Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time-charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. We use a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.
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

Effect if Actual Results Differ from Assumptions. During 2008 due to the decline in market conditions, we conducted an interim impairment review of our reporting units during 2008. The fair value of the reporting units was estimated using the expected present value of future cash flows. The fair value of the reporting units was then compared to its carrying values and it was determined that the fair value attributable our Suezmax tanker segment was less than its carrying value. As a result of our review, a goodwill impairment loss of $3.6 million was recognized in the Suezmax tanker reporting unit during 2008. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill relating to the liquefied gas segment might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”. Amortization expense of intangible assets for each of the years 2009, 2008 and 2007 was $9.1 million. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets.
Valuation of Derivative Instruments
Description. Our risk management policies permit the use of derivative financial instruments to manage interest rate risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings.
Judgments and Uncertainties. The fair value of our interest rate swap agreements is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both us and the swap counterparties. The estimated amount is the present value of future cash flows. The process of determining credit worthiness is highly subjective and requires significant judgment at many points during the analysis. The fair value of our derivative instrument relating to the agreement between us and Teekay Corporation for the Toledo Spirit time-charter contract is the estimated amount that we would receive or pay to terminate the agreement at the reporting date. This amount is estimated using the present value of our projection of future spot market tanker rates, which has been derived from current spot market rates and long-term historical average rates.
Effect if Actual Results Differ from Assumptions. If our estimates of fair value are inaccurate, this could result in a material adjustment to the carrying amount of derivative asset or liability and consequently the change in fair value for the applicable period that would have been recognized in earnings. See Item 18 – Financial Statements: Note 12 – Derivative Instruments for the effects on the change in fair value of our derivative instruments on our statements of income (loss).
Taxes
Description. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax assets would typically increase our net income in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to the deferred tax assets would typically decrease our net income in the period such determination was made. In 2009 we recorded a valuation allowance of $2.0 million (2008 – $1.6 million).
Judgments and Uncertainties. The estimate of our tax contingencies reserve contains uncertainty because management must use judgment to estimate the exposures associated with our various filing positions.
Effect if Actual Results Differ from Assumptions. As of December 31, 2007, we had unrecognized tax benefits of 3.4 million Euros (approximately $5.4 million) relating to a re-investment tax credit related to a 2005 annual tax filing. During 2008, we received the refund on the re-investment tax credit and met the more-likely-than-not recognition threshold. As a result, we reflected this refund as a credit to equity as the original vessel sale transaction was a related party transaction reflected in equity. The relevant tax authorities are proposing to challenge the eligibility of this transaction for the re-investment tax credit. Given the uncertainty relating to meeting the more-likely-than-not threshold, we have reversed the benefit of the refund as of December 31, 2009, however we believe we have strong arguments to defend our position.
Recent Accounting Pronouncements
In January 2009, we adopted an amendment to FASB ASC 805, Business Combinations. This amendment requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This amendment also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full fair values of the assets and liabilities as if they had occurred on the acquisition date. In addition, this amendment requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price, and those restructuring costs that an acquirer expected, but was not obligated to incur, be recognized separately from the business combination. The amendment applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Our adoption of this amendment did not have a material impact on our consolidated financial statements.
In January 2009, we adopted an amendment to FASB ASC 810, Consolidation, which requires us to make certain changes to the presentation of our financial statements. This amendment requires that non-controlling interests in subsidiaries held by parties other than the partners be identified, labeled and presented in the statement of financial position within equity, but separate from the partners’ equity. This amendment requires that the amount of consolidated net income (loss) attributable to the partners and to the non-controlling interest be clearly identified on the consolidated statements of income (loss). In addition, this amendment provides for consistency regarding changes in partners’ ownership including when a subsidiary is deconsolidated. Any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value. Except for the presentation and disclosure provisions of this amendment, which were adopted retrospectively to the our consolidated financial statements, this amendment was adopted prospectively.

In January 2009, we adopted an amendment to FASB ASC 820 Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Non-financial assets and non-financial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or financial liability. Our adoption of this amendment did not have a material impact on our consolidated financial statements.
In January 2009, we adopted an amendment to FASB ASC 815 Derivatives and Hedging, which requires expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures. Please read Item 18 – Financial Statements: Note 12 – Derivative Instruments.
In January 2009, we adopted an amendment to FASB ASC 260, Earnings Per Share, which provides guidance on earnings-per-unit (or EPU) computations for all master limited partnerships (or MLPs) that distribute “available cash”, as defined in the respective partnership agreements, to limited partners, the general partner, and the holders of incentive distribution rights (or IDRs). MLPs will need to determine the amount of “available cash” at the end of the reporting period when calculating the period’s EPU. This amendment was applied retrospectively to all periods presented. Please read Item 18 – Financial Statements: Note 15 – Total Capital and Net Income (Loss) Per Unit.
In January 2009, we adopted an amendment to FASB ASC 350, Intangibles — Goodwill and Other, which amends the factors that should be considered in developing renewal or extension of assumptions used to determine the useful life of a recognized intangible asset. The adoption of the amendment did not have a material impact on our consolidated financial statements.
In January 2009, we adopted an amendment to FASB ASC 323, Investments — Equity Method and Joint Ventures, which addresses the accounting for the acquisition of equity method investments, for changes in value and changes in ownership levels. The adoption of this amendment did not have a material impact on our consolidated financial statements.
In April 2009, we adopted an amendment to FASB ASC 825, Financial Instruments, which requires disclosure of the fair value of financial instruments to be disclosed on a quarterly basis and that disclosures provide qualitative and quantitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments. Please read Item 18 – Financial Statements: Note 2 – Fair Value Measurements.
In April 2009, we adopted an amendment to FASB ASC 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This amendment requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This amendment is effective for interim and annual reporting periods ending after June 15, 2009. In February 2010, the FASB further amended FASB ASC 855 to require a SEC filer to evaluate subsequent events through the date the financial statements are issued and to exempt a SEC filer from disclosing the date through which subsequent events have been evaluated. The adoption of these amendments did not have a material impact on the consolidated financial statements. Please read Item 18 – Financial Statements: Note 21 – Subsequent Events.
In June 2009, the FASB issued the FASB Accounting Standards Update (or ASU) 2009-1 effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASU identifies the source of GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date, the ASU superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASU will become non-authoritative. We adopted the ASU on July 1, 2009 and incorporated it in our notes to the consolidated financial statements.
In October 2009, we adopted an amendment to FASB ASC 820 Fair Value Measurements and Disclosures, which clarifies the fair value measurement requirements for liabilities that lack a quoted price in an active market and provides clarifying guidance regarding the consideration of restrictions when estimating the fair value of a liability. The adoption of this amendment did not have a material impact on our consolidated financial statements.
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
The directors of our General Partner oversee our operations. The day-to-day affairs of our business are managed by the officers of our General Partner and key employees of certain of our operating subsidiaries. Employees of certain subsidiaries of Teekay Corporation provide assistance to us and our operating subsidiaries pursuant to services agreements. Please read Item 7 – Major Unitholders and Certain Relationships and Related Party Transactions.
The Chief Executive Officer and Chief Financial Officer of our General Partner, Peter Evensen, allocates his time between managing our business and affairs and the business and affairs of Teekay Corporation and its subsidiaries Teekay Offshore (NYSE: TOO) Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Mr. Evensen is the Executive Vice President and Chief Strategy Officer of Teekay Corporation, the Chief Executive Officer and Chief Financial Officer of Teekay Offshore’s General Partner and the Executive Vice President of Teekay Tankers. The amount of time Mr. Evensen allocates between our business and the businesses of Teekay Corporation, Teekay Offshore and Teekay Tankers varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. We believe Mr. Evensen devotes sufficient time to our business and affairs as is necessary for their proper conduct.

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
Directors, Executive Officers and Key Employees
The following table provides information about the directors and executive officers of our General Partner and key employees of our operating subsidiary Teekay Spain as of December 31, 2009. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. The business address of each of our key employees of Teekay Spain is Musgo Street 5—28023, Madrid, Spain.

Name	Age	Position

C. Sean Day	60	Chairman
Bjorn Moller	52	Vice Chairman and Director
Peter Evensen	51	Chief Executive Officer, Chief Financial Officer and Director
Robert E. Boyd	71	Director (1) (2)
Ida Jane Hinkley	59	Director (1)
Ihab J.M. Massoud	41	Director (2)
George Watson	62	Director (1) (2)
Andres Luna	53	Managing Director, Teekay Spain
Pedro Solana	53	Director, Finance and Accounting, Teekay Spain (3)

(1)	Member of Audit Committee and Conflicts Committee.

(2)	Member of Corporate Governance Committee.

(3)	Has left Teekay Spain in January 2010.
Certain biographical information about each of these individuals is set forth below:
C. Sean Day has served as Chairman of Teekay GP L.L.C. since it was formed in November 2004. Mr. Day has also served as Chairman of the Board for Teekay Corporation since September 1999, Teekay Offshore GP L.L.C. since it was formed in August 2006, and Teekay Tankers Ltd. since it was formed in October 2007. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Kirby Corporation and Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Teekay’s largest shareholder, to oversee its investments, including that in the Teekay group of companies.
Bjorn Moller has served as the Vice Chairman and Director of Teekay GP L.L.C. since it was formed in November 2004. Mr. Moller is the President and Chief Executive Officer of Teekay Corporation - positions he has held since April 1998. He also serves as Vice Chairman and Director of Teekay Offshore GP L.L.C., formed in August 2006, and Chief Executive Officer and Director of Teekay Tankers Ltd., formed in October 2007. Mr. Moller has over 25 years experience in the shipping industry, and has served as Chairman of the International Tanker Owners Pollution Federation since 2006 and on the Board of American Petroleum Institute since 2000. He has held senior management positions with Teekay for more than 15 years, and has led Teekay’s overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay’s global chartering operations and business development activities.
Peter Evensen has served as Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since it was formed in November 2004 and as a Director since January 2005. He has also served as Chief Executive Officer, Chief Financial Officer and a Director of Teekay Offshore GP L.L.C., formed in August 2006, respectively. Mr. Evensen is the Executive Vice President and Chief Strategy Officer of Teekay Corporation, and was appointed Executive Vice President and a Director of Teekay Tankers Ltd., formed in October 2007. He joined Teekay Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed to his current positions with Teekay Corporation in February 2004. Mr. Evensen has over 20 years experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc., and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.
Robert E. Boyd has served as a Director of Teekay GP L.L.C. since January 2005. From May 1999 until his retirement in March 2004, Mr. Boyd was employed as the Senior Vice President and Chief Financial Officer of Teknion Corporation, a company engaged in the design, manufacture and marketing of office systems and office furniture products. From 1991 to 1999, Mr. Boyd was employed by The Oshawa Group Limited, a company engaged in the wholesale and retail distribution of food products and real estate activities, where his positions included Executive Vice President-Financial and Chief Financial Officer. Prior to 1991, Mr. Boyd held senior financial positions with several major companies, including Gulf Oil Corporation.

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
I. Joseph Massoud has serve’s as a Director of Teekay GP L.L.C. since January 2005. Mr. Massoud is also Managing Partner of Teekay Corporation affliliate Compass Group Management L.L.C., a position he has held since 1998. Since 2006, he has also served as Chief Executive Officer of Compass Diversified Holdings (CODI), a NASDAQ-listed company based in Westport, Connecticut. Prior to 1998, Mr. Massoud was employed by Petroleum Heat and Power, Inc., Colony Capital, Inc., and McKinsey & Company.
George Watson has served as a Director of Teekay GP L.L.C. since January 2005. He currently serves as Executive Chairman of Critical Control Solutions Inc. (formerly WNS Emergent), a provider of information control applications for the energy sector. He held the position of CEO of Critical Control from 2002 to 2007. From February 2000 to July 2002, he served as Executive Chairman at VerticalBuilder.com Inc. Mr. Watson served as President and Chief Executive Officer of TransCanada Pipelines Ltd. from 1993 to 1999 and as its Chief Financial Officer from 1990 to 1993.
Andres Luna has served as the Managing Director of Teekay Shipping Spain since April 2004. Mr. Luna joined Alta Shipping, S.A., a former affiliate company of Naviera F. Tapias S.A., in September 1992 and served as its General Manager until he was appointed Commercial General Manager of Naviera F. Tapias S.A. in December 1999. He also served as Chief Executive Officer of Naviera F. Tapias S.A. from July 2000 until its acquisition by Teekay Corporation in April 2004, when it was renamed Teekay Shipping Spain. Mr. Luna’s responsibilities with Teekay Spain have included business development, newbuilding contracting, project management, development of its LNG business and the renewal of its tanker fleet. He has been in the shipping business since his graduation as a naval architect from Madrid University in 1981.
Pedro Solana served as the Director, Finance and Accounting of Teekay Shipping Spain from August 2004 until his departure in January 2010. Mr. Solana joined Naviera F. Tapias S.A. in 1991 and served as Deputy Financial Manager until its acquisition by Teekay Corporation. Mr. Solana’s responsibilities with Teekay Shipping Spain included oversight of its accounting department and arranging for financing of its LNG carriers and crude oil tankers. He has been in the shipping business since 1980.
Reimbursement of Expenses of Our General Partner
Our General Partner does not receive any management fee or other compensation for managing us. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. During 2009, these expenses were comprised of a portion of compensation earned by the Chief Executive Officer and Chief Financial Officer of our General Partner, directors’ fees and travel expenses, as discussed below. Please read Item 18 – Financial Statements: Note 11(b) – Related Party Transactions.
Annual Executive Compensation
Because the Chief Executive Officer and Chief Financial Officer of our General Partner, Peter Evensen, is an employee of Teekay Corporation, his compensation (other than any awards under the long-term incentive plan described below) is set and paid by Teekay Corporation, and we reimburse Teekay Corporation for time he spends on partnership matters. Please read Item 7 — Major Unitholders and Certain Relationships and Related Party Transactions.
The Corporate Governance Committee of the board of directors of our General Partner establishes the compensation for certain key employees of our operating subsidiary Teekay Spain. Officers and employees of our General Partner or its affiliates may participate in employee benefit plans and arrangements sponsored by Teekay Corporation, including plans that may be established in the future.
The aggregate amount of (a) reimbursement we made to Teekay Corporation for time our Chief Executive Officer and Chief Financial Officer spent on our partnership matters and (b) compensation earned by the two key employees of Teekay Spain listed above (collectively, the Officers) for 2009 was $3.2 million. This amount includes base salary ($1.2 million), annual bonus ($0.4 million) and pension and other benefits ($1.5 million). These amounts were paid primarily in Canadian Dollars or in Euros, but are reported here in U.S. Dollars using an exchange rate of 1.14 Canadian Dollars for each U.S. Dollar and .72 Euro for each U.S. Dollar, the exchange rates on December 31, 2009. Teekay Corporation’s annual bonus plan, in which each of the officers participates, considers both company performance, through comparison to established targets and financial performance of peer companies, and individual performance.
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
During 2009, the four non-employee directors and the Chairman received, in the aggregate, $280,000 in director and committee fees and reimbursement of $73,000 of their out-of-pocket expenses from us relating to their board service. During 2009, the board of directors of our General Partner authorized the award by us of 1,644 common units to each of the four non-employee directors with a value for each award of approximately $30,000. The Chairman was awarded 3,562 common units with a value of approximately $65,000. These common units were purchased by the Partnership in the open market in September 2009.

2005 Long-Term Incentive Plan
Our General Partner adopted the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan for employees and directors of and consultants to our General Partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. Other than the previously mentioned 10,138 common units awarded to our General Partner’s directors, we did not make any awards in 2009 under the 2005 long-term incentive plan.
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
The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under “Other Information — Partnership Governance” in the Investor Centre of our web site at www.teekaylng.com. During 2009, the Board held five meetings. Each director attended all Board meetings, except for one Board meeting when one director was absent. Each committee member attended all applicable committee meetings, except for one audit committee meeting where one committee member was absent.
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

Crewing and Staff
As of March 1, 2010, approximately 1,200 seagoing staff served on our vessels and approximately 14 staff served on shore in technical, commercial and administrative roles in various countries. Certain subsidiaries of Teekay Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries, and Teekay Corporation subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please read Item 7 – Major Unitholders and Certain Relationships and Related Party Transactions.
We regard attracting and retaining motivated seagoing personnel as a top priority. Like Teekay Corporation, we offer our seafarers competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally.
Teekay Corporation has entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which cover substantially all of the officers and seamen that operate our Bahamian-flagged vessels. Our Spanish officers and seamen for our Spanish-flagged vessels are covered by two different collective bargaining agreements (one for Suezmax tankers and one for LNG carriers) with Spain’s Union General de Trabajadores and Comisiones Obreras, and the Filipino crewmembers employed on our Spanish-flagged LNG and Suezmax tankers are covered by the Collective Bargaining Agreement with the Philippine Seafarer’s Union. We believe Teekay Corporation’s and our relationships with these labor unions are good.
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
Unit Ownership
The following table sets forth certain information regarding beneficial ownership, as of March 31, 2010, of our units by all directors and officers of our General Partner and key employees of Teekay Spain as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any units that the person has the right to acquire as of May 30, 2010 (60 days after March 31, 2010) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Percentage
				Percentage	of Total
		Percentage		of	Common and
	Common	of Common	Subordinated	Subordinated	Subordinated
Identity of Person or Group	Units Owned	Units Owned	Units Owned	Units Owned	Units Owned (3)
All executive officers, key employees and directors as a group (9 persons) (1) (2)	204,243	0.45%	—	—	0.39%

(1)
Excludes units owned by Teekay Corporation, which controls us and on the board of which serve the following directors of our General Partner, C. Sean Day and Bjorn Moller. In addition, Mr. Moller is Teekay Corporation’s Chief Executive Officer, and Peter Evensen, our General Partner’s Chief Executive Officer, Chief Financial Officer and Director, is Teekay Corporation’s Executive Vice President and Chief Strategy Officer. Please read Item 7 – Major Shareholders and Related Party Transactions for more detail.

(2)	Each director, executive officer and key employee beneficially owns less than one percent of the outstanding common and subordinated units.

(3)	Excludes the 2% general partner interest held by our General Partner, a wholly owned subsidiary of Teekay Corporation.
Item 7. Major Unitholders and Certain Relationships and Related Party Transactions
Major Unitholders

					Percentage
				Percentage	of Total
		Percentage		of	Common and
	Common	of Common	Subordinated	Subordinated	Subordinated
Identity of Person or Group	Units Owned	Units Owned	Units Owned	Units Owned	Units Owned
Teekay Corporation (1)	17,840,988	39.7%	7,367,286	100.0%	48.2%
Neuberger Berman, Inc. and Neuberger Berman, L.L.C., as a group (2)	4,242,370	9.5%	—	—	8.1%

The following table sets forth information regarding beneficial ownership, as of December 31, 2009, of our common and subordinated units by each person we know to beneficially own more than 5% of the outstanding common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of March 1, 2010 (60 days after December 31, 2009) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

(1)	Excludes the 2% general partner interest held by our General Partner, a wholly owned subsidiary of Teekay Corporation.

(2)
Neuberger Berman, L.L.C. and Neuberger Berman Management Inc. serve as sub-advisor and investment manager, respectively, of Neuberger Berman Inc’s mutual funds. This information is based on the Schedule 13G/A filed by this group with the SEC on February 17, 2010.

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

Noncompetition. Under the omnibus agreement, Teekay Corporation and Teekay Offshore have agreed, and have caused their controlled affiliates (other than us) to agree, not to own, operate or charter LNG carriers. This restriction does not prevent Teekay Corporation, Teekay Offshore or any of their controlled affiliates (other than us) from, among other things:
•
acquiring LNG carriers and related time-charters as part of a business and operating or chartering those vessels if a majority of the value of the total assets or business acquired is not attributable to the LNG carriers and related time-charters, as determined in good faith by the board of directors of Teekay Corporation or the conflict committee of the board of directors of Teekay Offshore’s General Partner; however, if at any time Teekay Corporation or Teekay Offshore completes such an acquisition, it must offer to sell the LNG carriers and related time-charters to us for their fair market value plus any additional tax or other similar costs to Teekay Corporation or Teekay Offshore that would be required to transfer the LNG carriers and time-charters to us separately from the acquired business;

•
owning, operating or chartering LNG carriers that relate to a bid or award for a proposed LNG project that Teekay Corporation or any of its subsidiaries has submitted or hereafter submits or receives; however, at least 180 days prior to the scheduled delivery date of any such LNG carrier, Teekay Corporation must offer to sell the LNG carrier and related time-charter to us, with the vessel valued at its “fully-built-up cost,’’ which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Corporation to acquire or construct and bring such LNG carrier to the condition and location necessary for our intended use, plus a reasonable allocation of overhead costs related to the development of such project and other projects that would have been subject to the offer rights set forth in the omnibus agreement but were not completed; or

•
acquiring, operating or chartering LNG carriers if our General Partner has previously advised Teekay Corporation or Teekay Offshore that the board of directors of our General Partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the carriers.

In addition, under the omnibus agreement we have agreed not to own, operate or charter crude oil tankers or the following “offshore vessels” – dynamically positioned shuttle tankers, floating storage and off-take units or floating production, storage and off-loading units, in each case that are subject to contracts with a remaining duration of at least three years, excluding extension options. This restriction does not apply to any of the Suezmax tankers in our current fleet, and the ownership, operation or chartering of any oil tankers that replace any of those oil tankers in connection with certain events. In addition, the restriction does not prevent us from, among other things:
•
acquiring oil tankers or offshore vessels and any related time-charters or contracts of affreightment as part of a business and operating or chartering those vessels, if a majority of the value of the total assets or business acquired is not attributable to the oil tankers and offshore vessels and any related charters or contracts of affreightment, as determined by the conflicts committee of our General Partner’s board of directors; however, if at any time we complete such an acquisition, we are required to promptly offer to sell to Teekay Corporation the oil tankers and time-charters or to Teekay Offshore the offshore vessels and time-charters or contracts of affreightment for fair market value plus any additional tax or other similar costs to us that would be required to transfer the vessels and contracts to Teekay Corporation or Teekay Offshore separately from the acquired business; or

•
acquiring, operating or chartering oil tankers or offshore vessels if Teekay Corporation or Teekay Offshore, respectively, has previously advised our General Partner that it has elected not to acquire or operate those vessels.

Rights of First Offer on Suezmax Tankers, LNG Carriers, and Offshore Vessels. Under the omnibus agreement, we have granted to Teekay Corporation and Teekay Offshore a 30-day right of first offer on any proposed (a) sale, transfer or other disposition of any of our Suezmax tankers, in the case of Teekay Corporation, or certain offshore vessels in the case of Teekay Offshore, or (b) re-chartering of any of our Suezmax tankers or offshore vessels pursuant to a time-charter or contract of affreightment with a term of at least three years if the existing charter expires or is terminated early. Likewise, each of Teekay Corporation and Teekay Offshore has granted a similar right of first offer to us for any LNG carriers it might own. These rights of first offer do not apply to certain transactions.

b)
We and certain of our subsidiaries have entered into services agreements with subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries have agreed to provide (a) certain non-strategic administrative services to us, (b) crew training, (c) advisory, technical and administrative services that supplement existing capabilities of the employees of our operating subsidiaries and (d) strategic consulting and advisory services to our operating subsidiaries relating to our business, unless the provision of those services would materially interfere with Teekay Corporation’s operations. These services are to be provided in a commercially reasonably manner and upon the reasonable request of our General Partner or our operating subsidiaries, as applicable. The Teekay Corporation subsidiaries that are parties to the services agreements may provide these services directly or may subcontract for certain of these services with other entities, including other Teekay Corporation subsidiaries. We pay a reasonable, arm’s-length fee for the services that include reimbursement of the reasonable cost of any direct and indirect expenses the Teekay Corporation subsidiaries incur in providing these services. During 2009, 2008 and 2007, we incurred $11.1 million, $9.4 million and $7.4 million of costs under these agreements. In addition, as a component of the services agreement, the Teekay Corporation subsidiaries provide us with all usual and customary crew management services in respect of our vessels. During 2009, 2008 and 2007, we incurred $24.0 million, $20.1 million and $10.8 million respectively, for crewing and manning costs.

On March 31, 2009, a subsidiary of Teekay Corporation paid $3.0 million to us for the right to provide certain ship management services to certain of our vessels. This amount is deferred and amortized on a straight-line basis until 2012 and is included as part of general and administrative expense in our consolidated statements of income (loss).
During 2009, 2008 and 2007, nil, $0.5 million and $0.1 million, respectively, of general and administrative expenses attributable to the operations of the Kenai LNG Carriers were incurred by Teekay Corporation and has been allocated to us as part of the results of the Dropdown Predecessor.
During December 31, 2009, 2008 and 2007, nil, $3.1 million and $0.5 million, respectively, of interest expense attributable to the operations of the Kenai LNG Carriers was incurred by Teekay Corporation and has been allocated to us as part of the results of the Dropdown Predecessor.
c)
We reimburse our General Partner for all expenses necessary or appropriate for the conduct of our business. During each of 2009, 2008 and 2007, we incurred $0.8 million of these costs for each of these three years.

d)
We had entered into an agreement with Teekay Corporation pursuant to which Teekay Corporation provided us with off-hire insurance for our LNG carriers. During 2009, 2008 and 2007, we incurred $0.5 million, $1.5 million and $1.5 million of these costs. We did not renew this off-hire insurance with Teekay Corporation, which expired during the second quarter of 2009. We currently obtain third-party off-hire insurance for certain LNG carriers.

e)
On August 10, 2009 we purchased 99% of Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture for a purchase price (net of assumed debt) of $69.1 million. For more information, please read Item 18 – Financial Statements: Note 11(e) – Related Party Transactions.

f)
On May 6, 2008, we purchased Teekay Corporation’s 100% interest in Teekay Nakilat (III), which in turn owns 40% of the RasGas 3 Joint Venture, for a purchase price (net of assumed debt) of $110.2 million. For more information, please read Item 18 – Financial Statements: Note 11(g) – Related Party Transactions.

g)
In January 2007, we acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time-charter for a purchase price of approximately $18.5 million. The purchase was financed with one of our existing revolving credit facilities. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA and has a remaining contract term of seven years.

h)
In March 2007, one of our LNG carriers, the Madrid Spirit, sustained damage to its engine boilers. The vessel was off-hire for approximately 86 days during 2007. Since Teekay Corporation provided us with off-hire insurance for our LNG carriers, our exposure was limited to 14 days of off-hire, of which seven days were recoverable from a third-party insurer. In July 2007, Teekay Corporation paid approximately $6.0 million to us for loss-of-hire relating to the vessel.

j)
In April 2008, we acquired the two Kenai LNG Carriers from Teekay Corporation for $230.0 million. We chartered the vessels back to Teekay Corporation at a fixed rate for a period of 10 years (plus options exercisable by Teekay Corporation to extend up to an additional 15 years). During 2009 and 2008 we recognized revenues of $38.9 and $29.6 million, respectively, from these charters.

k)
As at December 31, 2009 and 2008, non-interest bearing advances to affiliates totaled $20.7 million and $9.6 million (December 31, 2007 – nil) and non-interest bearing advances from affiliates totaled $111.1 million and $73.1 million (December 31, 2007 — $268.5 million) repectively. These advances are unsecured and have no fixed repayment terms, however, we expect these amounts will be repaid during 2010.

l)
On July 28, 2008, Teekay Corporation signed contracts for the purchase of two technically advanced 12,000-cubic meter newbuilding Multigas vessels from subsidiaries of Skaugen and we agreed to acquire the vessels from Teekay Corporation upon delivery. The vessels are scheduled to delivered in 2011 for a total cost of approximately $94 million. Each vessel will operate under 15-year fixed-rate charters to Skaugen.

m)
Our Suezmax tanker, the Toledo Spirit, which delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. We entered into an agreement with Teekay Corporation such that Teekay Corporation pays us any amounts payable to the charter party as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us as a result of spot rates being in excess of the fixed rate. During 2009, 2008 and 2007 we incurred $0.9 million, $8.6 million and $1.9 million, respectively, of amounts owing to Teekay Corporation as a result of this agreement.

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

p)
In June and November 2009, in conjunction with the acquisition of the two Skaugen LPG Carriers, Teekay Corporation novated interest rate swaps, each with a notional amount of $30.0 million, to us for no consideration. The transactions were concluded between related parties and thus the interest rate swaps were recorded at their carrying values which were equal to their fair values. The excess of the liabilities assumed over the consideration received amounting to $1.6 million and $3.2 million, respectively, were charged to equity.

q)	In November 2009, we sold 1% of our interest in the Kenai LNG Carriers to our General Partner for approximately $2.3 million in order to structure this project in a tax efficient manner for us.
Item 8. Financial Information
Consolidated Financial Statements and Notes
Please see Item 18 – Financial Statements below for additional information required to be disclosed under this Item.
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
Our cash distributions were $0.4625 per unit in the first quarter of 2007. Our distributions were increased to $0.53 per unit effective the second quarter of 2007, then to $0.55 per unit effective for the second quarter of 2008, and to $0.57 per unit effective for the third quarter of 2008, which was maintained throughout 2009.
Subordination Period
During the subordination period, applicable to the subordinated units held by Teekay Corporation, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units. On May 19, 2008, 25% of the subordinated units (3.7 million units) were converted into common units on a one-for-one basis as provided for under the terms of our partnership agreement and began participating pro rata with the other common units in distributions of available cash commencing with the August 2008 distribution. On May 19, 2009, an additional 3.7 million subordinated units were converted into an equal number of common units as provided for under the terms of the partnership agreement and participate pro rata with the other common units in distributions of available cash commencing with the August 2009 distribution. We anticipate that, pending confirmation of the results for the quarter ended March 31, 2010, the subordination period will end April 1, 2010 and the remaining subordinated units will convert to common units.
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

	Total Quarterly Distribution	Marginal Percentage Interest
	Target Amount	in Distributions
			General
		Unitholders	Partner

Minimum Quarterly Distribution	$0.4125	98%	2%
First Target Distribution	up to $0.4625	98%	2%
Second Target Distribution	above $0.4625 up to $0.5375	85%	15%
Third Target Distribution	above $0.5375 up to $0.6500	75%	25%
Thereafter	above $0.6500	50%	50%
Significant Changes
Please read Item 18 – Financial Statements: Note 21 – Subsequent Events

Item 9. The Offer and Listing
Our common units are listed on the New York Stock Exchange (or NYSE) under the symbol “TGP”. The following table sets forth the high and low closing prices for our common units on the NYSE for each of the periods indicated.

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Years Ended	2009	2008	2007	2006	2005(1)

High	$25.92	$31.69	$39.94	$34.23	$37.40
Low	13.97	9.96	28.76	28.65	24.30

	Dec 31,	Sept 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
Quarters Ended	2009	2009	2009	2009	2008	2008	2008	2008

High	$25.92	$23.99	$18.19	$17.99	$18.26	$26.52	$30.48	$31.69
Low	22.90	17.58	14.21	13.97	9.96	14.89	26.33	27.22

	March 31,	Feb. 28,	Jan. 31,	Dec. 31,	Nov. 30,	Oct. 31,
Months Ended	2010	2010	2010	2009	2009	2009

High	$29.87	$29.80	$28.32	$25.92	$25.14	$25.46
Low	27.46	24.91	26.08	23.26	22.62	22.90

(1)	Period beginning May 5, 2005.
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
(a)
Agreement dated December 7, 2005, for a U.S. $137,500,000 Revolving Credit Facility between Asian Spirit L.L.C., African Spirit L.L.C., and European Spirit L.L.C., Den Norske Bank ASA and various other banks. This facility bears interest at LIBOR plus a margin of 0.50%. The amount available under the facility reduces by $4.4 million semi-annually, with a bullet reduction of $57.7 million on maturity in April 2015. The credit facility may be used for general partnership purposes and to fund cash distributions. Our obligations under the facility are secured by a first-priority mortgage on three of our Suezmax tankers and a pledge of certain shares of the subsidiaries operating the Suezmax tankers.

(b)
Amended and Restated Omnibus agreement with Teekay Corporation, Teekay Offshore, our General Partner and related parties Please read Item 7 – Major Unitholders and Certain Relationships and Related Party Transactions for a summary of certain contract terms.

(c)
We and certain of our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide us and our operating subsidiaries with administrative, advisory, technical and strategic consulting services for a reasonable fee that includes reimbursement of the reasonable cost of any direct and indirect expenses they incur in providing these services. Please read Item 7 – Major Unitholders and Certain Relationships and Related Party Transactions for a summary of certain contract terms.

(d)
Pursuant to the Nakilat Share Purchase Agreement, we agreed to acquire from Teekay Corporation its 100% ownership interest in Teekay Nakilat Holdings Corporation. Please read Item 7 – Major Unitholders and Certain Relationships and Related Party Transactions for a summary of certain contract terms.

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

(g)
Agreement dated August 23, 2006, for a U.S. $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks. This facility bears interest at LIBOR plus a margin of 0.55%. The amount available under the facility reduces semi-annually by amounts ranging from $4.3 million to $8.4 million, with a bullet reduction of $188.7 million on maturity in August 2018. The revolver is collateralized by first-priority mortgages granted on two of our LNG carriers. The credit facility may be used for general partnership purposes and to fund cash distributions.

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

(i)
Agreement dated October 27, 2009, for a U.S. $122.0 million credit facility that will be secured by the Skaugen LPG Carriers and the Skaugen Multigas Carriers. The facility amount is equal to the lower of $122.0 million and 60% of the aggregate purchase price of the vessels. The facility will mature, with respect to each vessel, seven years after each vessels’ first drawdown date. We expect to draw on this facility in 2010 to repay a portion of the amount we borrowed to purchase the Skaugen LPG Carriers that delivered in April 2009 and November 2009. We will use the remaining available funds from the facility to assist in purchasing, or facilitate the purchase of, the third Skaugen LPG Carrier and the two Skaugen Multigas Carriers upon delivery of each vessel.

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
Classification as a Partnership. As discussed in Item 4 – Information on the Partnership: F. Taxation of the Partnership, we believe we will be classified as a partnership for U.S. federal income tax purposes.
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
Newly enacted legislation requires certain U.S. unitholders who are individuals, estates or trusts to pay a 3.8 percent tax on, among other things, a unitholder’s allocable share of our income and gain in taxable years beginning after December 31, 2012. U.S. unitholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership of our common units.
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
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75.0% of its gross income is “passive” income; or (ii) at least 50.0% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.”
There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code, and a recent unofficial IRS pronouncement issued to provide guidance to IRS field employees and examiners, which cites the Tidewater decision favorably in support of the conclusion that income derived by foreign taxpayers from time chartering vessels engaged in the exploration for, or exploitation of, natural resources on the Outer Continental Shelf in the Gulf of Mexico is characterized as leasing or rental income for purposes of the income sourcing provisions of the Code. However, we believe that the nature of our time chartering activities, as well as our time charter contracts, differ in certain material respects from those at issue in Tidewater. Consequently, based upon our and our subsidiaries’ current assets and operations, we intend to take the position that we would not be considered to be a PFIC if we were treated as a corporation. No assurance can be given, however, that the IRS, or a court of law, would accept this position or that we would not constitute a PFIC for any future taxable year if we were treated as a corporation and there were to be changes in our and our subsidiaries’ assets, income or operations.
If we were classified as a PFIC, for any year during which a unitholder owns units, he generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC) with respect to (1) any “excess distribution” (generally, any distribution received by a unitholder in a taxable year that is greater than 125% of the average annual distributions received by the unitholder in the three preceding taxable years or, if shorter, the unitholder’s holding period for the units) and (2) any gain realized upon the sale or other disposition of units. Under these rules:
(i) the excess distribution or gain will be allocated ratably over the unitholder’s holding period;
(ii) the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the unitholder would be taxed as ordinary income in the current taxable year;
(iii) the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year; and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of these other taxable years.

Certain elections, such as a qualified electing fund (or QEF) election or mark to market election, may be available to a unitholder if we were classified as a PFIC. If we determine that we are or will be a PFIC, we will provide unitholders with information concerning the potential availability of such elections.
U.S. holders of PFICs may be subject to additional reporting requirements.
Under current law, dividends received by individual citizens or residents of the United States from domestic corporations and qualified foreign corporations generally are treated as net capital gains and subject to U.S. federal income tax at reduced rates (currently 15%). However, if we were classified as a PFIC for our taxable year in which we pay a dividend, we would not be considered a qualified foreign corporation, and individuals receiving such dividends would not be eligible for the reduced rate of U.S. federal income tax.
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
Taxation of Our Subsidiary Corporations
Consequences of Possible PFIC Classification
As non-U.S. entities classified as corporations for U.S. federal income tax purposes, our subsidiaries Arctic Spirit L.L.C., Polar Spirit L.L.C. and Teekay Tangguh Holdco L.L.C. could be considered PFICs. We received a ruling from the IRS that our subsidiary Teekay Tangguh Holdco L.L.C. will be classified as a controlled foreign corporation (CFC) rather than a PFIC as long as it is wholly-owned by a U.S. partnership. On November 17, 2009 we restructured our subsidiaries Arctic Spirit L.L.C. and Polar Spirit L.L.C. such that they are also owned by a U.S. partnership, and believe that these subsidiaries should be treated as CFCs rather than PFICs following the restructuring. However, if our subsidiaries Arctic Spirit L.L.C. and Polar Spirit L.L.C. were to be treated as PFICs prior to the restructuring, those subsidiaries would continue to be treated as PFICs with respect to a unitholder who held our common units prior to the restructuring, unless certain elections described below are made by the unitholder or the U.S. partnership, as applicable.
As described above under “Possible Classification as a Corporation— Consequences of Possible PFIC Classification,” legal uncertainties are involved in the determination of whether our subsidiaries Artic Spirit L.L.C. and Polar Spirit L.L.C. will be considered PFICs prior to the restructuring. These legal uncertainties include the decision of the United States Court of Appeals for the Fifth Circuit in Tidewater, which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, we believe that the nature of the chartering activities, as well as the charter contracts, of our subsidiaries Arctic Spirit L.L.C. and Polar Spirit L.L.C. as well as the chartering activities of Polarc L.L.C., a wholly owned subsidiary of Teekay Corporation and the charterer of the Arctic Spirit and the Polar Spirit, differ in certain material respects from those at issue in Tidewater. Consequently, based on the current assets and operations of these subsidiaries, we intend to take the position that neither Arctic Spirit L.L.C. nor Polar Spirit L.L.C. has ever been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept this position or that either of these subsidiaries would not constitute a PFIC for any future taxable year if there were to be changes in its assets, income or operations.
As described above under “Possible Classification as a Corporation— Consequences of Possible PFIC Classification,” U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the direct or indirect sale or other disposition of their interests in the PFIC. If either of our subsidiaries Arctic Spirit L.L.C. and Polar Spirit L.L.C were to be treated as a PFIC prior to the restructuring, a unitholder who held our common units prior to the restructuring would be considered to own directly the unitholder’s proportionate share of the equity of such subsidiary. In that event, the impact of the PFIC rules on a unitholder would depend on whether the unitholder has made a timely and effective election to treat the subsidiary as a qualified electing fund under Section 1295 of the Code (QEF Election) for the tax year that is the first year in the unitholder’s holding period of our units during which the subsidiary qualified as a PFIC by filing IRS Form 8621 with the unitholder’s U.S. federal income tax return.
Taxation of a Unitholder Subject to a QEF Election. If a unitholder who held our common units prior to the restructuring makes a timely QEF Election, the adverse tax regime described above under “Possible Classification as a Corporation— Consequences of Possible PFIC Classification” would not apply. Instead a unitholder must report each year for U.S. federal income tax purposes the unitholder’s pro rata share of the ordinary earnings and net capital gain, if any, of the subsidiary for their taxable year that ends with or within the unitholder’s taxable year, regardless of whether or not distributions from the subsidiary were received by the unitholder. The unitholder’s adjusted tax basis in the equity of the subsidiary would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the equity of the subsidiary and would not be taxed again once distributed.
If a unitholder has not made a timely QEF Election with respect to the first year in the unitholder’s holding period of our units during which our subsidiary Arctic Spirit L.L.C. or Polar Spirit L.L.C. qualified as a PFIC, the unitholder may be treated as having made a timely QEF Election by filing a QEF Election and, under the rules of Section 1291(d)(2) of the Code, a “deemed sale election” to include in income as an “excess distribution” the amount of any gain that the unitholder would otherwise recognize if the unitholder sold the unitholder’s equity in the subsidiary on the “qualification date.” The qualification date is the first day of the subsidiary’s first taxable year in which the subsidiary qualified as a “qualified electing fund” with respect to such unitholder. Further, following the restructuring the unitholder may be treated as having made a timely QEF Election by a QEF Election under the rules of Section 1291(d)(2) of the Code, a “deemed dividend election” to include in income as an “excess distribution” the unitholder’s share of the undistributed earnings and profits of the subsidiary as of the day before the “qualification date” attributable to the unitholder’s equity in the subsidiary held on the “qualification date.” There is considerable uncertainty, however, as to the availability of this election to our unitholders under the circumstances surrounding the restructuring, including whether a “deemed dividend” Purging Election (described below) is the exclusive “deemed dividend” election available to remove any PFIC taint with respect to our subsidiaries Arctic Spirit L.L.C. and Polar Spirit L.L.C. In addition to the above rules, under very limited circumstances, a unitholder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A unitholder’s QEF Election will not be an effective election unless we agree to annually provide the holder with certain information concerning the subsidiary’s income and gain, calculated in accordance with the Code to be included with the unitholder’s U.S. federal income tax return. We have not provided our unitholders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, you will not be able to make an effective QEF Election at this time, notwithstanding the present uncertainty regarding whether Arctic Spirit L.L.C. or Polar Spirit L.L.C. were PFICs prior to the restructuring. If we determine that either of our subsidiaries Arctic Spirit L.L.C. or Polar Spirit L.L.C. is or will be a PFIC for any taxable year, we will provide unitholders with all necessary information in order to make an effective QEF Election with respect to the equity of such subsidiary.
Taxation of a Unitholder Subject to a Purging Election. A unitholder who held our common units prior to the restructuring also may be entitled to treat the stock of the subsidiary as not being stock in a PFIC if the unitholder or the U.S. partnership files at any time within three years of the due date (including extensions) for the unitholder’s or the U.S. partnership’s U.S. income tax return for the taxable year that includes the restructuring, under the rules of Section 1298(b)(1) of the Code and Treasury Regulations Section 1.1297-3, either (i) a “deemed sale election” to include in income as an “excess distribution” any gain that the unitholder would otherwise recognize if the unitholder sold the unitholder’s equity in the subsidiary on the day immediately after the restructuring, or (ii) a “deemed dividend election” to include in income as an “excess distribution” the unitholder’s share of the undistributed earnings and profits of the subsidiary as of the close of the taxable year that includes the restructuring attributable to the unitholder’s equity in the subsidiary held on the day immediately after the restructuring (each, a Purging Election). There is considerable uncertainty, however, surrounding the application of the Purging Elections to the restructuring, including whether the unitholder or the U.S. partnership is eligible to file the elections. We have no present intention to cause the U.S. partnership to file either of the Purging Elections, but we may consider doing so in the future.
Unitholders are urged to consult their own tax advisors regarding the applicability, availability and advisability of, and procedure for, making QEF Elections, deemed sale elections, deemed dividend elections and other available elections with respect to our subsidiaries Arctic Spirit L.L.C. and Polar Spirit L.L.C., and the U.S. federal income tax consequences of making such elections.
Canadian Federal Income Tax Consequences. The following discussion is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (or the Canada Tax Act), that we believe are relevant to holders of common units who for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty) resident in the United States and entitled to all of the benefits of the Canada – U.S. Treaty, and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all.
A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gains allocated by us to the U.S. Resident Holder in respect of such U.S. Resident Holder’s common units, provided that for purposes of the Canada-U.S. Treaty, (a) we do not carry on business through a permanent establishment in Canada and (b) such U.S. Resident Holder does not hold such common units in connection a business carried on by such U.S. Resident Holder through a permanent establishment in Canada.
A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gain from the sale, redemption or other disposition of such U.S. Resident Holder’s common units, provided that, for purposes of the Canada-U.S. Treaty, such common units do not, and did not at any time in the twelve-month period preceding the date of disposition, form part of the business property of a permanent establishment in Canada of such U.S. Resident Holder.
In this regard, we believe that our activities and affairs can be conducted in a manner that we will not be carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of common units. We intend that this is the case, notwithstanding that certain services will be provided to us, indirectly through arrangements with a subsidiary of Teekay Corporation that is resident and based in Bermuda, by Canadian service providers. However, we cannot assure this result.
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
We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at December 31, 2009, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.
Expected Maturity Date

								Fair Value
								Asset/
	2010	2011	2012	2013	2014	There-after	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Variable Rate ($U.S.) (2)	27.0	32.8	35.9	35.9	35.9	524.4	691.9	(602.2)	0.7%
Variable Rate (Euro) (3) (4)	13.0	227.4	7.3	7.8	8.4	148.5	412.4	(368.2)	1.1%

Fixed-Rate Debt ($U.S.)	26.7	24.9	24.9	24.9	24.9	118.5	244.8	(235.7)	5.4%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.3%	5.4%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	9.6	185.5	—	—	—	—	195.1	(195.1)	7.4%
Average Interest Rate (8)	7.5%	7.4%	—	—	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	17.9	18.4	18.9	19.6	19.8	530.3	624.9	(87.1)	5.6%
Average Fixed Pay Rate (2)	5.6%	5.5%	5.5%	5.5%	5.6%	5.6%	5.6%
Contract Amount (Euro) (4) (10)	13.0	227.4	7.3	7.8	8.4	148.5	412.4	(10.6)	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.7%	3.7%	3.7%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of December 31, 2009 ranged from 0.3% to 2.75%. Please read Item 18 – Financial Statements: Note 9 – Long-Term Debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2009.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 83.1 million Euros ($119.1 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at December 31, 2009, this amount was 84.3 million Euros ($120.8 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 18 – Financial Statements: Note 5 – Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at December 31, 2009 totaled $479.4 million, and the lease obligations, which as at December 31, 2009 totaled $470.1 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at December 31, 2009, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat’s capital lease obligations and restricted cash deposits were $455.4 million and $473.8 million, ($37.3) million and $36.7 million, and 4.9% and 4.8% respectively.

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
Spot Market Rate Risk
One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 16 years, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. At December 31, 2009, the fair value of this derivative liability was $10.6 million and the change from reporting period to period has been reported in realized and unrealized (loss) gain on derivative instruments.
Foreign Currency Fluctuations
Our functional currency is U.S. dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses and our Euro-denominated loans and restricted cash deposits. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also have Euro-denominated interest expense and interest income related to our Euro-denominated loans and Euro-denominated restricted cash deposits, respectively. As a result, fluctuations in the Euro relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense and interest income.
Item 12. Description of Securities Other than Equity Securities
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (or the Exchange Act)) that are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2009.
During 2009, there were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The Chief Executive Officer and Chief Financial Officer do not expect that our disclosure controls or internal controls will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining for us adequate internal controls over financial reporting.
Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal controls over financial reporting include those policies and procedures that: 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
We conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2009.
Our independent auditors, Ernst & Young LLP, a registered public accounting firm has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.
Item 16A. Audit Committee Financial Expert
The board of directors of our General Partner has determined that director Robert E. Boyd qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.
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
Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2009 and 2008 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit services provided by Ernst & Young LLP for 2009 and 2008.

Fees (in thousands of U.S. dollars)	2009	2008

Audit Fees (1)	$1,060	$1,376
Audit-Related Fees (2)	83	68
Tax Fees (3)	10	—

Total	$1,153	$1,444

(1)
Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements and review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings.

(2)	Audit-related fees consisted primarily of accounting consultations and professional services in connection with the review of our regulatory filings for our shelf filings in 2008 and 2009.

(3)	For 2009, tax fees relate primarily to corporate tax compliance fees.
The Audit Committee of our General Partner’s board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2009.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers
Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
There are no significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing requirements of the New York Stock Exchange.
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

4.16	Agreement, dated August 23, 2006, for a U.S. $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks (7)
4.17	Purchase Agreement, dated November 2005, for the acquisition of Asian Spirit L.L.C., African Spirit L.L.C. and European Spirit L.L.C. (8)
4.18	Agreement, dated June 30, 2008, for a U.S. $172,500,000 Secured Revolving Loan Facility between Arctic Spirit L.L.C., Polar Spirit L.L.C. and DnB Nor Bank A.S.A. (9)
4.19	Credit Facility Agreement between Taizhou L.L.C. and DHJS L.L.C. and Calyon, as Agent, dated as of October 27, 2009.
8.1	List of Subsidiaries of Teekay LNG Partners L.P.
12.1	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Executive Officer
12.2	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Financial Officer
13.1
Teekay LNG Partners L.P. Certification of Peter Evensen, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Ernst & Young LLP, as independent registered public accounting firm, for Teekay LNG Partners L.P. and Teekay GP L.L.C.
15.2	Consolidated Balance Sheet of Teekay GP L.L.C.
15.3	Consolidated Financial Statements of Teekay Nakilat (III) Corporation

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

Dated: April 26, 2010

By:	/s/ Peter Evensen Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of
TEEKAY LNG PARTNERS L.P.
We have audited the accompanying consolidated balance sheets of Teekay LNG Partners L.P. (or the Partnership) as of December 31, 2009 and 2008, and the related consolidated statements of income (loss), changes in total equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay LNG Partners L.P. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1 to the consolidated financial statements, in 2009, the Partnership adopted an amendment to FASB ASC 810 Consolidation, related to the accounting for non-controlling interests in the consolidated financial statements.
As discussed in Note 1 to the consolidated financial statements, in 2009, the Partnership changed its method of presentation for realized and unrealized gain (loss) on non-designated derivative instruments.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teekay LNG Partners L.P.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2010 expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ ERNST & YOUNG LLP
April 26, 2010	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of
TEEKAY LNG PARTNERS L.P.
We have audited Teekay LNG Partners L.P.’s (or the Partnership’s) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Partnership’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.
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
The Partnership’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Partnership’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Partnership; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Partnership are being made only in accordance with authorizations of management and directors of the Partnership; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Partnership’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Teekay LNG Partners L.P. has maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2009 consolidated financial statements of Teekay LNG Partners L.P., and our report dated April 26, 2010 expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ ERNST & YOUNG LLP
April 26, 2010	Chartered Accountants

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

VOYAGE REVENUES (note 11)	326,029	314,404	257,769

OPERATING EXPENSES (note 11)
Voyage expenses	1,902	3,253	1,197
Vessel operating expenses	77,482	77,113	56,863
Depreciation and amortization	78,742	76,880	66,017
General and administrative	18,162	20,201	15,186
Restructuring charge (note 17)	3,250	—	—
Goodwill impairment (note 6)	—	3,648	—

Total operating expenses	179,538	181,095	139,263

Income from vessel operations	146,491	133,309	118,506

OTHER ITEMS
Interest expense (notes 5 and 9)	(59,281)	(138,317)	(145,073)
Interest income	13,873	64,325	68,329
Realized and unrealized (loss) gain on derivative instruments (note 12)	(40,950)	(99,954)	9,816
Foreign currency exchange (loss) gain (note 9)	(10,835)	18,244	(41,241)
Equity income (loss)	27,639	136	(130)
Other (expense) income — net (note 10)	(302)	1,045	(1,284)

Total other items	(69,856)	(154,521)	(109,583)

Net income (loss)	76,635	(21,212)	8,923

Non-controlling interest in net income (loss)	29,310	(40,698)	(16,739)
Dropdown Predecessor’s interest in net income (loss)	—	894	520
General Partner’s interest in net income (loss)	5,180	11,989	9,752
Limited partners’ interest in net income (loss)	42,145	6,603	15,390
Limited partners’ interest in net income (loss) per unit (note 15):
• Common unit (basic and diluted)	0.86	0.63	0.64
• Subordinated unit (basic and diluted)	0.80	(0.29)	0.66
• Total unit (basic and diluted)	0.85	0.36	0.65

Weighted-average number of units outstanding:
• Common units (basic and diluted)	40,912,100	29,698,031	21,670,958
• Subordinated units (basic and diluted)	8,760,006	12,459,973	14,734,572

• Total units (basic and diluted)	49,672,106	42,158,004	36,405,530

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	December 31,	December 31,
	2009	2008
	$	$
ASSETS
Current
Cash and cash equivalents	102,570	117,641
Restricted cash — current (note 5)	32,427	28,384
Accounts receivable, including non-trade of $6,100 (2008 — $3,905)	6,407	5,793
Prepaid expenses	5,505	5,329
Other current assets	2,090	7,266
Current portion of derivative assets (note 12)	16,337	13,078
Current portion of net investments in direct financing leases (note 5)	5,196	—
Advances to affiliates (note 11k)	20,715	9,583

Total current assets	191,247	187,074

Restricted cash — long-term (note 5)	579,093	614,565

Vessels and equipment (note 9)
At cost, less accumulated depreciation of $157,579 (2008 — $121,233)	913,484	1,078,526
Vessels under capital leases, at cost, less accumulated depreciation of $138,569 (2008 — $106,975) (note 5)	903,521	928,795
Advances on newbuilding contracts (note 13)	57,430	200,557

Total vessels and equipment	1,874,435	2,207,878

Investment in and advances to joint venture (notes 11g and 18)	93,319	64,382
Net investments in direct financing leases (note 5)	416,245	—
Other assets	23,915	27,266
Derivative assets (note 12)	15,794	154,248
Intangible assets — net (note 6)	132,675	141,805
Goodwill (note 6)	35,631	35,631

Total assets	3,362,354	3,432,849

LIABILITIES AND EQUITY
Current
Accounts payable (includes $910 and $2,344 for 2009 and 2008, respectively, owing to related parties) (note 11a)	4,587	10,838
Accrued liabilities (includes $1,946 and $1,366 for 2009 and 2008, respectively, owing to related parties) (notes 8 and 11a)	39,722	24,071
Unearned revenue	7,901	9,705
Current portion of long-term debt (note 9)	66,681	76,801
Current obligations under capital lease (note 5)	41,016	147,616
Current portion of derivative liabilities (note 12)	50,056	35,182
Advances from joint venture partners (note 7)	1,294	1,236
Advances from affiliates (note 11k)	111,104	73,064

Total current liabilities	322,361	378,513

Long-term debt (note 9)	1,282,391	1,305,810
Long-term obligations under capital lease (note 5)	743,254	669,725
Other long-term liabilities	56,373	44,668
Derivative liabilities (note 12)	83,950	225,420

Total liabilities	2,488,329	2,624,136

Commitments and contingencies (notes 5, 9, 12 and 13)

Equity
Non-controlling interest	13,807	2,862
Partners’ equity	860,218	805,851

Total equity	874,025	808,713

Total liabilities and total equity	3,362,354	3,432,849

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	76,635	(21,212)	8,923
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 12)	3,788	84,546	(10,941)
Depreciation and amortization	78,742	76,880	66,017
Goodwill impairment (note 6)	—	3,648	—
Unrealized foreign currency exchange loss (gain)	9,531	(17,746)	41,450
Equity based compensation	361	369	375
Equity (income) loss	(27,639)	(136)	130
Accrued interest and other — net	3,270	3,225	907
Change in operating assets and liabilities (note 14a)	29,537	31,962	12,313
Expenditures for drydocking	(9,729)	(11,966)	(3,724)

Net operating cash flow	164,496	149,570	115,450

FINANCING ACTIVITIES
Excess of purchase price over the contributed basis of Teekay Nakilat (III) Holdings Corporation (note 11g)	—	(28,192)	—
Excess deficit of purchase price over the contributed basis of Teekay Nakilat Holdings Corporation (note 11f)	—	—	(13,844)
Distribution to Teekay Corporation for the purchase of Kenai LNG Carriers (note 11j)	—	(230,000)	—
Proceeds on sale of 1% interest in Kenai LNG Carriers (note 11o)	2,300	—	—
Distribution to Teekay Corporation for the purchase of Dania Spirit LLC (note 11h)	—	—	(18,548)
Proceeds from issuance of long-term debt	220,050	936,988	1,021,615
Debt issuance costs	(1,281)	(2,233)	(5,345)
Scheduled repayments of long-term debt	(77,706)	(73,613)	(30,870)
Prepayments of long-term debt	(185,900)	(321,000)	(291,098)
Scheduled repayments of capital lease obligations and other long-term liabilities	(37,437)	(33,176)	(30,999)
Proceeds from follow-on offering net of offering costs of $7,640 (2008 — $6,186, 2007 — $3,514) (note 3)	162,559	202,519	85,975
Advances from affiliates	23,425	17,147	(2,788)
Advances from joint venture partners	—	621	44,185
Repayment of joint venture partner advances	—	—	(65,815)
Decrease in restricted cash	30,710	28,340	11,445
Cash distributions paid	(114,539)	(97,420)	(74,116)
Excess of purchase price over the contributed basis of Teekay Tangguh Borrower LLC (note 11e)	(31,829)	—	—
Equity contribution from Teekay Corporation (note 14d)	—	3,281	598

Net financing cash flow	(9,648)	403,262	630,395

INVESTING ACTIVITIES
Advances to joint venture	(2,856)	(278,723)	(461,258)
Repayments from joint venture	—	28,310	—
Return of capital from Teekay BLT Corporation to joint venture partners (note 11e)	—	(28,000)	—
Receipt of Spanish re-investment tax credit (note 20)	—	5,431	—
Purchase of Teekay Nakilat (III) Holdings Corporation (note 11g)	—	(82,007)	—
Purchase of Teekay Nakilat Holdings Corporation (note 11f)	—	—	(61,227)
Purchase of Teekay Tangguh Borrower LLC (note 11e)	(37,259)	—	—
Receipts from direct financing leases	4,426	—	—
Expenditures for vessels and equipment	(134,230)	(172,093)	(160,757)

Net investing cash flow	(169,919)	(527,082)	(683,242)

(Decrease) in cash and cash equivalents	(15,071)	25,750	62,603
Cash and cash equivalents, beginning of the year	117,641	91,891	29,288

Cash and cash equivalents, end of the year	102,570	117,641	91,891

Supplemental cash flow information (note 14).
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and units)

	TOTAL EQUITY
	Dropdown	Partners’ Equity					Non-
	Predecessor					General	controlling
	Equity	Common		Subordinated		Partner	Interest	Total
	$	Units	$	Units	$	$	$	$
Balance as at December 31, 2006	19,740	20,240	405,848	14,735	259,944	17,658	161,163	864,353

Net change in parent’s equity in Dropdown Predecessor (note 1)	598	—	—	—	—	—	—	598
Net income (loss) and comprehensive income (loss)	520	—	11,393	—	3,997	9,752	(16,739)	8,923
Cash distributions	—	—	(42,616)	—	(29,248)	(2,252)	—	(74,116)
Proceeds from follow-on public offering of units, net of offering costs of $3.5 million (note 3)	—	2,300	84,185	—	—	1,790	—	85,975
Price adjustment of Teekay Nakilat Holdings Corporation (note 11f)	—	—	(5,000)	—	(8,435)	(409)	—	(13,844)
Equity based compensation (notes 1 and 3)	—	—	218	—	149	8	—	375
Acquisition of interest rate swaps from joint venture partner	—	—	—	—	—	—	(3,046)	(3,046)
Purchase of Dania Spirit LLC from Teekay Corporation (note 11h)	(19,740)	—	431	—	726	35	—	(18,548)

Balance as at December 31, 2007	1,118	22,540	454,459	14,735	227,133	26,582	141,378	850,670

Net change in parent’s equity in Dropdown Predecessor (note 1)	224,366	—	—	—	—	—	—	224,366
Net income (loss) and comprehensive income (loss)	894	—	9,509	—	(2,906)	11,989	(40,698)	(21,212)
Cash distributions	—	—	(65,002)	—	(27,996)	(4,422)	—	(97,420)
Proceeds from follow-on public offering of units, net of offering costs of $6.2 million (note 3)	—	7,114	198,345	—	—	4,174	—	202,519
Re-investment tax credit (note 20)	—	—	3,218	—	2,104	109	—	5,431
Equity based compensation (notes 1 and 3)	—	—	255	—	107	7	—	369
Conversion of subordinated units to common (note 15)	—	3,684	46,040	(3,684)	(46,040)	—	—	—
Teekay Tangguh Joint Venture repayment of contributed capital (note 11e)	—	—	—	—	—	—	(28,000)	(28,000)
Purchase of Teekay Nakilat (III) Holdings Corporation (note 11g)	—	—	(11,307)	—	(15,908)	(977)	(69,818)	(98,010)
Purchase of Kenai LNG Carriers from Teekay Corporation (note 11j)	(226,378)	—	(1,305)	—	(2,203)	(114)	—	(230,000)

Balance as at December 31, 2008	—	33,338	634,212	11,051	134,291	37,348	2,862	808,713

Net income and comprehensive income	—	—	35,108	—	7,037	5,180	29,310	76,635
Cash distributions	—	—	(87,051)	—	(20,997)	(6,491)	—	(114,539)
Proceeds from follow-on equity offerings of units, net of offering costs of $7.6 million (note 3)	—	7,951	159,155	—	—	3,404	—	162,559
Equity based compensation (notes 1 and 3)	—	—	292	—	61	8	—	361
Conversion of subordinated units to common (note 15)	—	3,684	42,010	(3,684)	(42,010)	—	—	—
Acquisitions of interest rate swaps (note 11n)	—	—	(3,839)	—	(872)	(99)	—	(4,810)
Purchase of Teekay Tangguh Borrower LLC from Teekay Corporation (note 11e)	—	—	(21,678)	—	(8,952)	(1,199)	(20,665)	(52,494)
Sale of 1% interest in Kenai LNG Carriers to Teekay General Partner (note 11o)	—	—	—	—	—	—	2,300	2,300
Re-investment tax credit (note 20)	—	—	(3,795)	—	(813)	(92)	—	(4,700)

Balance as at December 31, 2009	—	44,973	754,414	7,367	67,745	38,059	13,807	874,025

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
1.	Basis of presentation
The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P. (or the Partnership), which is a limited partnership organized under the laws of the Republic of The Marshall Islands and its wholly owned or controlled subsidiaries, the Dropdown Predecessor (as defined below), Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), a variable interest entity up to May 6, 2008 and Teekay Tangguh Borrower L.L.C. (or Teekay Tangguh), a variable interest entity up to August 10, 2009. Also included since July 28, 2008 is DHJS Hull No. 2007-001 and -002 LLC (or the Multigas Carrier Subsidiaries), which are variable interest entities for which the Partnership is the primary beneficiary (see Note 13). Significant intercompany balances and transactions have been eliminated upon consolidation.
On May 6, 2008, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat (III) in exchange for a non-interest bearing and unsecured promissory note. Teekay Nakilat (III) owns 40% of Teekay Nakilat (III) Corporation (the RasGas 3 Joint Venture), which in turn has a 100% interest in four LNG carriers (the RasGas 3 LNG Carriers) (see Note 11g). On May 6, 2008, the date the first vessel was delivered to the RasGas 3 Joint Venture from the shipyard, the Partnership acquired the shares of Teekay Nakilat (III) and, therefore, Teekay Nakilat (III) was no longer a variable interest entity and its results form part of the consolidated financial statements (see Note 13a).
On July 28, 2008, Teekay Corporation signed contracts for the purchase from I.M. Skaugen ASA (or Skaugen) of the Multigas Carrier Subsidiaries, which own two newbuilding multigas ships. The Partnership agreed to acquire these vessels upon their deliveries, which are scheduled for 2011. Pending acquisition by the Partnership, the Multigas Carrier Subsidiaries are considered variable interest entities. As a result, the Partnership’s consolidated financial statements reflect the financial position, results of operations and cash flows of these two newbuilding multigas carriers from July 28, 2008 (see Note 13a).
On August 10, 2009, the Partnership acquired 99% of Teekay Corporation’s 70% ownership interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), which owns two LNG carriers (the Tangguh LNG Carriers). For the period November 1, 2006 to August 9, 2009, the Partnership consolidated Teekay Tangguh as it was considered a variable interest entity with the Partnership as the primary beneficiary (see Note 13a).
The Partnership has accounted for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels during the periods they were under common control of Teekay Corporation.
In January 2007, the Partnership acquired a 2000-built liquefied petroleum gas (or LPG) carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time-charter. On April 1, 2008, the Partnership acquired interests in two liquefied natural gas (or LNG) vessels (the Kenai LNG Carriers) from Teekay Corporation and immediately chartered the vessels back to Teekay Corporation. These transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s balance sheet as at December 2007 and the statements of income (loss), cash flows and changes in partners’ equity/stockholder deficit for the years ended December 31, 2008 and 2007 reflect these three vessels, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations under the ownership of Teekay Corporation on April 1, 2003 (Dania Spirit), and December 13 and 14, 2007 (the Kenai LNG Carriers). The effect of adjusting the Partnership’s financial statements to account for these common control exchanges increased the Partnership’s net income by $0.9 million and $0.5 million, respectively, for the years ended December 31, 2008 and 2007.
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
The Partnership evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were issued.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period, primarily relating to the presentation of realized and unrealized gains (losses) on derivative instruments as further described in Note 12.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Foreign currency
The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Partnership is U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income (loss).
Operating revenues and expenses
The Partnership recognizes revenues from time-charters accounted for as operating leases daily over the term of the charter as the applicable vessel operates under the charter. The Partnership does not recognize revenues during days that the vessel is off-hire. Time-charter contracts that are accounted for as direct financing leases are reflected on the balance sheets as net investments in direct financing leases. The lease revenue is recognized on an effective interest rate method over the lease term and is included in voyage revenues.
Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred.
Cash and cash equivalents
The Partnership classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents. Included in cash and cash equivalents as at December 31, 2008 is $22.9 million relating to the variable interest entities (see Note 13).
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
Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers, 30 years for LPG carriers and 35 years for LNG carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years, 30 years, or 35 years, respectively. Depreciation of vessels and equipment (including depreciation attributable to the Dropdown Predecessor) for the years ended December 31, 2009, 2008 and 2007 aggregated $65.1 million, $64.2 million and $54.2 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.
Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving and/or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.
Interest costs capitalized to vessels and equipment for the years ended December 31, 2009, 2008 and 2007 aggregated $8.0 million, $11.4 million and $5.7 million, respectively.
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
Generally, the Partnership drydocks each LNG and LPG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on the Partnership’s LNG and LPG carriers between the second and third year of the five-year drydocking period. The Partnership capitalizes a portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey over the estimated useful life of the drydock. The Partnership includes in capitalized drydocking those costs incurred as part of the drydocking to meet regulatory requirements, or expenditures that either add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s operating efficiency. The Partnership expenses costs related to routine repairs and maintenance performed during drydocking that do not improve operating efficiency or extend the useful lives of the assets.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Drydocking activity for the three years ended December 31, 2009, 2008 and 2007 is summarized as follows:

	Year Ended December 31,
	2009	2008	2007

Balance at January 1,	15,257	6,854	5,828
Cost incurred for drydocking	9,729	11,966	3,724
Drydock amortization	(4,509)	(3,563)	(2,698)

Balance at December 31,	20,477	15,257	6,854

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
Investment in joint venture
Teekay Nakilat (III) has a 40% interest in the RasGas 3 Joint Venture which owns the four RasGas 3 LNG carriers (see Note 18). The joint venture is considered a variable interest entity; however, the Partnership is not the primary beneficiary and, as a result, the joint venture is accounted for using the equity method, whereby the investment is carried at the Partnership’s original cost plus its proportionate share of undistributed earnings. The Partnership’s maximum exposure to loss is the amount it has invested in the joint venture. An impairment is recognized if there has been a decrease in value of the investment below its carrying value that is other than temporary.
Debt issuance costs
Debt issuance costs, including fees, commissions and legal expenses, are presented as other assets and are deferred and amortized either on an effective interest rate method or a straight-line basis over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.
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
The Partnership’s intangible assets consist of acquired time-charter contracts and are amortized on a straight-line basis over the remaining term of the time-charters. Intangible assets are assessed for impairment when events or circumstances indicate that the carrying value may not be recoverable.
Derivative instruments
All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership currently does not apply hedge accounting to its derivative instruments.
For derivative financial instruments that are not designated or that do not qualify as hedges for accounting purposes, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated interest rate swaps and the Partnership’s agreement with Teekay Corporation for the Suezmax tanker the Toledo Spirit are recorded in realized and unrealized gain (loss) on derivative instruments in the Partnership’s statements of income (loss) (see Note 11m).
Income taxes
The Partnership accounts for income taxes using the liability method pursuant to Accounting Standards Codification (or ASC) 740, Accounting for Income Taxes. All but two of the Partnership’s Spanish-flagged vessels are subject to the Spanish Tonnage Tax Regime (or TTR). Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the Partnership’s disposal, excluding time required for repairs. The income the Partnership receives with respect to the remaining two Spanish-flagged vessels is taxed in Spain at a rate of 30%. However, these two vessels are registered in the Canary Islands Special Ship Registry. Consequently, the Partnership is allowed a credit, equal to 90% of the tax payable on income from the commercial operation of these vessels, against the tax otherwise payable. This effectively results in an income tax rate of approximately 3% on income from the operation of these two Spanish-flagged vessels.
Included in other assets are deferred income taxes of $3.7 million and $3.5 million as at December 31, 2009 and 2008, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The Partnership recognizes the benefits of uncertain tax positions when it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements.
The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2009 and 2008, the Partnership did not have any material accrued interest and penalties relating to income taxes. The tax years 2005 through 2009 currently remain open to examination by the major tax jurisdictions to which the Partnership is subject to.
Guarantees
Guarantees issued by the Partnership, excluding those that are guaranteeing its own performance, are recognized at fair value at the time the guarantees are issued and are presented in the Partnership’s consolidated balance sheets as other long-term liabilities. The liability recognized on issuance is amortized to other (expense) income — net on the Partnership’s consolidated statements of income (loss) as the Partnership’s risk from the guarantees declines over the term of the guarantee. If it becomes probable that the Partnership will have to perform under a guarantee, the Partnership will recognize an additional liability if the amount of the loss can be reasonably estimated.
Comprehensive income
During the years ended December 31, 2009, 2008 and 2007 the Partnership’s comprehensive income (loss) and net income (loss) were the same.
Adoption of New Accounting Pronouncements
In January 2009, the Partnership adopted an amendment to Financial Accounting Standards Board (or FASB) ASC 805, Business Combinations. This amendment requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This amendment also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full fair values of the assets and liabilities as if they had occurred on the acquisition date. In addition, this amendment requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price, and those restructuring costs that an acquirer expected, but was not obligated to incur, be recognized separately from the business combination. The amendment applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Partnership’s adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.
In January 2009, the Partnership adopted an amendment to FASB ASC 810, Consolidation, which requires us to make certain changes to the presentation of our financial statements. This amendment requires that non-controlling interests in subsidiaries held by parties other than the partners be identified, labeled and presented in the statement of financial position within equity, but separate from the partners’ equity. This amendment requires that the amount of consolidated net income (loss) attributable to the partners and to the non-controlling interest be clearly identified on the consolidated statements of income (loss). In addition, this amendment provides for consistency regarding changes in partners’ ownership including when a subsidiary is deconsolidated. Any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value. Except for the presentation and disclosure provisions of this amendment, which were adopted retrospectively to the Partnership’s consolidated financial statements, this amendment was adopted prospectively.
Consolidated net income attributable to the partners would have been different in 2009 had the amendment to FASB ASC 810 not been adopted. Losses attributable to the non-controlling interest that exceed the entities’ (Teekay Nakilat Corporation and Teekay BLT Corporation) equity capital would have been charged against the majority interest, as there was no obligation of the non-controlling interest to cover such losses. However, if future earnings do materialize, the majority interest should have been credited to the extent of such losses previously absorbed. Pro forma consolidated net income attributed to non-controlling interest and to the limited partners and pro forma limited partners’ interest in income per unit had the amendment to FASB ASC 810 not been adopted are as follows:

Year Ended
December 31, 2009
$

Net income	76,635
Pro forma non-controlling interest in net income	18,075
Pro forma limited partners’ interest in net income	58,560

Pro forma limited partners’ interest in net income per unit:
Common unit (basic and diluted)	1.06
Subordinated unit (basic and diluted)	1.10
Total unit (basic and diluted)	1.07

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
In January 2009, the Partnership adopted an amendment to FASB ASC 820 Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Non-financial assets and non-financial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or financial liability. The Partnership’s adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.
In January 2009, the Partnership adopted an amendment to FASB ASC 815 Derivatives and Hedging, which requires expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures. See Note 12 of the notes to the consolidated financial statements.
In January 2009, the Partnership adopted an amendment to FASB ASC 260, Earnings Per Share, which provides guidance on earnings-per-unit (or EPU) computations for all master limited partnerships (or MLPs) that distribute “available cash”, as defined in the respective partnership agreements, to limited partners, the general partner, and the holders of incentive distribution rights (or IDRs). MLPs will need to determine the amount of “available cash” at the end of the reporting period when calculating the period’s EPU. This amendment was applied retrospectively to all periods presented. See Note 15 of the notes to the consolidated financial statements.
In January 2009, the Partnership adopted an amendment to FASB ASC 350, Intangibles — Goodwill and Other, which amends the factors that should be considered in developing renewal or extension of assumptions used to determine the useful life of a recognized intangible asset. The adoption of the amendment did not have a material impact on the Partnership’s consolidated financial statements.
In January 2009, the Partnership adopted an amendment to FASB ASC 323, Investments — Equity Method and Joint Ventures, which addresses the accounting for the acquisition of equity method investments, for changes in value and changes in ownership levels. The adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.
In April 2009, the Partnership adopted an amendment to FASB ASC 825, Financial Instruments, which requires disclosure of the fair value of financial instruments to be disclosed on a quarterly basis and that disclosures provide qualitative and quantitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments (see Note 2).
In April 2009, the Partnership adopted an amendment to FASB ASC 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This amendment requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This amendment is effective for interim and annual reporting periods ending after June 15, 2009. In February 2010, the FASB further amended FASB ASC 855 to require a SEC filer to evaluate subsequent events through the date the financial statements are issued and to exempt a SEC filer from disclosing the date through which subsequent events have been evaluated. The adoption of these amendments did not have a material impact on the consolidated financial statements. See Note 21 of the notes to the consolidated financial statements.
In June 2009, the FASB issued the Accounting Standards Update (or ASU) 2009-1 effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASU identifies the source of GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (or SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date, the ASU superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASU will become non-authoritative. The Partnership adopted the ASU on July 1, 2009 and incorporated it in the Partnership’s notes to the consolidated financial statements.
In October 2009, the Partnership adopted an amendment to FASB ASC 820 Fair Value Measurements and Disclosures, which clarifies the fair value measurement requirements for liabilities that lack a quoted price in an active market and provides clarifying guidance regarding the consideration of restrictions when estimating the fair value of a liability. The adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.
2.	Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents and restricted cash — The fair value of the Partnership’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.
Long-term debt — The fair values of the Partnership’s fixed-rate and variable-rate long-term debt are estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.
Advances to and from affiliates, joint venture partners and joint venture — The fair value of the Partnership’s advances to and from affiliates, joint venture partners and joint venture approximates their carrying amounts reported in the accompanying consolidated balance sheets due to the current nature of the balances.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Interest rate swap agreements — The Partnership transacts all of its interest rate swap agreements through financial institutions that are investment-grade rated at the time of the transaction and requires no collateral from these institutions. The fair value of the Partnership’s interest rate swaps is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of either the Partnership or the swap counterparties depending on whether the swaps are in asset or liability position. The estimated amount is the present value of future cash flows. The Partnership’s interest rate swap agreements as at December 31, 2009 and 2008 include $6.9 million and $0.7 million, respectively, of accrued interest which is recorded in accrued liabilities on the consolidated balance sheets.
Other derivative — The Partnership’s other derivative agreement is between Teekay Corporation and the Partnership and relates to hire payments under the time-charter contract for the Toledo Spirit (see Note 11m). The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of the Partnership’s projection of future spot market tanker rates, which have been derived from current spot market tanker rates and long-term historical average rates.
The Partnership categorizes the fair value estimates by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The estimated fair value of the Partnership’s financial instruments and categorization using the fair value hierarchy for those financial instruments that are measured at fair value on a recurring basis is as follows:

		December 31, 2009		December 31, 2008
		Carrying	Fair	Carrying	Fair
		Amount	Value	Amount	Value
	Fair Value	Asset	Asset	Asset	Asset
	Hierarchy	(Liability)	(Liability)	(Liability)	(Liability)
	Level	$	$	$	$

Cash and cash equivalents and restricted cash	—	714,090	714,090	760,590	760,590
Advances to and from joint venture	—	1,646	1,646	(1,210)	(1,210)
Long-term debt (note 9)	—	(1,349,072)	(1,206,062)	(1,382,611)	(1,219,241)
Advances to and from affiliates	—	(90,389)	(90,389)	(63,481)	(63,481)
Advances from joint venture partners (note 7)	—	(1,294)	(1,294)	(1,236)	(1,236)
Derivative instruments (note 12)
Interest rate swap agreements — assets	Level 2	36,744	36,744	167,390	167,390
Interest rate swap agreements — liabilities	Level 2	(134,946)	(134,946)	(243,448)	(243,448)
Other derivative	Level 3	(10,600)	(10,600)	(17,955)	(17,955)
Changes in fair value during the twelve months ended December 31, 2009 for assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

Asset/(Liability)
$

Fair value at December 31, 2008	(17,955)
Total unrealized gains	7,355

Fair value at December 31, 2009	(10,600)

No non-financial assets or non-financial liabilities were carried at fair value at December 31, 2009 and 2008.
3.	Equity Offerings
During May 2007, the Partnership completed a follow-on equity offering of 2.3 million of its common units at $38.13 per unit for proceeds of $84.2 million, net of $3.5 million of commissions and other expenses associated with the offering. In connection with this offering, Teekay GP L.L.C., the Partnership’s general partner (the General Partner) contributed $1.8 million to the Partnership to maintain its 2% general partner interest.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
On April 23, 2008, the Partnership completed a follow-on equity offering of 5.0 million common units at a price of $28.75 per unit, for gross proceeds of approximately $143.8 million. On May 8, 2008, the underwriters partially exercised their over-allotment option and purchased an additional 0.4 million common units for an additional $10.8 million in gross proceeds to the Partnership. Concurrently with the public offering, Teekay Corporation acquired 1.7 million common units of the Partnership at the same public offering price for a total cost of $50.0 million. As a result of these equity transactions, the Partnership raised gross equity proceeds of $208.7 million (including the General Partner’s 2% proportionate capital contribution), and Teekay Corporation’s ownership in the Partnership was reduced from 63.7% to 57.7% (including its indirect 2% general partner interest). The Partnership used the total net proceeds from the equity offerings of approximately $202.5 million to reduce amounts outstanding under the Partnership’s revolving credit facilities that were used to fund the acquisitions of interests in LNG carriers.
On March 30, 2009, the Partnership completed a follow-on equity offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of approximately $70.4 million. As a result of the offering, the Partnership raised gross equity proceeds of $71.8 million (including the General Partner’s 2% proportionate capital contribution), and Teekay Corporation’s ownership in the Partnership was reduced from 57.7% to 53.05% (including its indirect 2% general partner interest). The Partnership used the total net proceeds after deducting offering costs of $3.1 million from the equity offerings of approximately $68.7 million to prepay amounts outstanding on two of its revolving credit facilities.
On November 20, 2009, the Partnership completed a follow-on equity offering of 3.5 million common units at a price of $24.40 per unit, for gross proceeds of approximately $85.4 million. On November 25, 2009, the underwriters partially exercised their over-allotment option and purchased an additional 0.5 million common units for an additional $11.0 million in gross proceeds to the Partnership. As a result of these equity transactions, the Partnership raised gross equity proceeds of $98.4 million (including the General Partner’s 2% proportionate capital contribution), and Teekay Corporation’s ownership in the Partnership was reduced from 53.05% to 49.2% (including its indirect 2% general partner interest). The Partnership used the total net proceeds after deducting offering costs of $4.5 million from the equity offerings of approximately $93.9 million to prepay amounts outstanding on two of its revolving credit facilities.
During 2009, the board of directors of the General Partner authorized the award by the Partnership of 1,644 common units to each of the four non-employee directors with a value of approximately $30,000 for each award. The Chairman was awarded 3,562 common units with a value of approximately $65,000. These common units were purchased by the Partnership in the open market in September 2009 and were fully vested upon grant. During 2008 and 2007, the Partnership awarded 1,049 and 6,470 common units, respectively, as compensation to each of the five non-employee directors. The awards were fully vested in April 2008. The compensation to the non-employee directors are included in general and administrative expenses on the consolidated statements of income (loss).
4.	Segment Reporting
The Partnership has two reportable segments: its liquefied gas segment and its Suezmax tanker segment. The Partnership’s liquefied gas segment consists of LNG and LPG carriers subject to long-term, fixed-rate time-charters to international energy companies and Teekay Corporation (see Note 11j). As at December 31, 2009, the Partnership’s liquefied gas segment consisted of fifteen LNG carriers (including four LNG carriers that are accounted for under the equity method) and three LPG carriers. The Partnership’s Suezmax tanker segment consists of eight 100%-owned Suezmax-class crude oil tankers operating on long-term, fixed-rate time-charter contracts to international energy companies. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s audited consolidated financial statements.
The following table presents voyage revenues and percentage of consolidated voyage revenues for customers that accounted for more than 10% of the Partnership’s consolidated voyage revenues during any of the periods presented.

	Year Ended	Year Ended	Year Ended
(U.S. dollars in millions)	December 31, 2009	December 31, 2008	December 31, 2007
Ras Laffan Liquefied Natural Gas Company Ltd.(2)	$68.7 or 21%	$68.4 or 22%	$62.0 or 24%
Repsol YPF, S.A.(2)	$51.5 or 16%	$55.2 or 18%	$50.0 or 19%
Compania Espanola de Petroleos, S.A.(1)	$44.5 or 14%	$65.3 or 21%	$56.5 or 22%
Teekay Corporation (2)	$38.9 or 12%	$29.6 (3)	—
The Tangguh Production Sharing Contractors(2)	$32.4 or 10%	—	—
Gas Natural SDG, S.A.(2)	$30.3 (3)	$28.8 (3)	$29.2 or 11%
ConocoPhillips (1)	$28.6 (3)	$27.2 (3)	$28.8 or 11%

(1)	Suezmax tanker segment

(2)	Liquefied gas segment

(3)	Less than 10%

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following tables include results for these segments for the years presented in these financial statements.

	Year Ended December 31, 2009
		Suezmax
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$

Voyage revenues	252,854	73,175	326,029
Voyage expenses	1,018	884	1,902
Vessel operating expenses	50,919	26,563	77,482
Depreciation and amortization	59,088	19,654	78,742
General and administrative (1)	11,033	7,129	18,162
Restructuring charge	1,381	1,869	3,250

Income from vessel operations	129,415	17,076	146,491

Equity income	27,639	—	27,639
Investment in and advances to joint venture	93,319	—	93,319
Total assets at December 31, 2009	2,867,400	378,382	3,245,782
Expenditures for vessels and equipment (2)	133,563	667	134,230
Expenditures for drydock	8,409	1,320	9,729

	Year Ended December 31, 2008
		Suezmax
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$

Voyage revenues	222,318	92,086	314,404
Voyage expenses	1,397	1,856	3,253
Vessel operating expenses	49,400	27,713	77,113
Depreciation and amortization	57,880	19,000	76,880
General and administrative (1)	11,247	8,954	20,201
Goodwill impairment	—	3,648	3,648

Income from vessel operations	102,394	30,915	133,309

Equity income	136	—	136
Investment in and advances to joint venture	64,382	—	64,382
Total assets at December 31, 2008	2,900,689	396,131	3,296,820
Expenditures for vessels and equipment (2)	169,769	2,324	172,093
Expenditures for drydock	6,179	5,787	11,966

	Year Ended December 31, 2007
		Suezmax
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$

Voyage revenues	172,822	84,947	257,769
Voyage expenses	109	1,088	1,197
Vessel operating expenses	32,696	24,167	56,863
Depreciation and amortization	45,986	20,031	66,017
General and administrative (1)	7,445	7,741	15,186

Income from vessel operations	86,586	31,920	118,506

Equity loss	(130)	—	(130)
Investment in and advances to joint venture	693,242	—	693,242
Total assets at December 31, 2007	3,298,495	410,749	3,709,244
Expenditures for vessels and equipment (2)	160,259	498	160,757
Expenditures for drydock	3,724	—	3,724

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	Excludes non-cash investing activities (see Note 14).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	December 31,	December 31,
	2009	2008
	$	$

Total assets of the liquefied gas segment	2,867,400	2,900,689
Total assets of the Suezmax tanker segment	378,382	396,131
Cash and cash equivalents	102,570	117,641
Accounts receivable, prepaid expenses and other current assets	14,002	18,388

Consolidated total assets	3,362,354	3,432,849

5.	Leases and Restricted Cash
Capital Lease Obligations

	December 31,	December 31,
	2009	2008
	$	$

RasGas II LNG Carriers	470,138	469,551
Spanish-Flagged LNG Carrier	119,068	143,429
Suezmax Tankers	195,064	204,361

Total	784,270	817,341
Less current portion	41,016	147,616

Total	743,254	669,725

RasGas II LNG Carriers. As at December 31, 2009, the Partnership owned a 70% interest in Teekay Nakilat, which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carriers capital leases include the Partnership’s joint venture partner’s 30% share.
Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. At inception of the leases the Partnership’s best estimate of the fair value of the guarantee liability was $18.6 million. The Partnership’s carrying amount of the remaining tax indemnification guarantee is $9.2 million and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.
During 2008 the Partnership agreed under the terms of its tax lease indemnification guarantee to increase its capital lease payments for the three LNG carriers to compensate the lessor for losses suffered as a result of changes in tax rates. The estimated increase in lease payments is approximately $8.1 million over the term of the lease, with a carrying value of $7.9 million as at December 31, 2009. This amount is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.
The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2042. Although, there is no maximum potential amount of future payments, Teekay Nakilat may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.
At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at December 31, 2009, the commitments under these capital leases approximated $1.0 billion, including imputed interest of $579.0 million, repayable as follows:

Year	Commitment
2010	$24,000
2011	$24,000
2012	$24,000
2013	$24,000
2014	$24,000
Thereafter	$929,100

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Spanish-Flagged LNG Carrier. As at December 31, 2009, the Partnership was a party to a capital lease on one LNG carrier (the Madrid Spirit) which is structured as a “Spanish tax lease”. Under the terms of the Spanish tax lease for the Madrid Spirit, which includes the Partnership’s contractual right to full operation of the vessel pursuant to a bareboat charter, the Partnership will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the interest rate implicit in the Spanish tax lease was 5.8%. As at December 31, 2009, the commitments under this capital lease, including the purchase obligation, approximated 91.7 million Euros ($131.4 million), including imputed interest of 8.6 million Euros ($12.3 million), repayable as follows:

Year	Commitment
2010	26.9 million Euros ($38.6 million)
2011	64.8 million Euros ($92.8 million)
Suezmax Tankers. As at December 31, 2009, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at December 31, 2009, the remaining commitments under these capital leases, including the purchase obligations, approximated $221.6 million, including imputed interest of $26.5 million, repayable as follows:

Year	Commitment
2010	$23.7 million
2011	$197.9 million
The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.
Restricted Cash
Under the terms of the capital leases for the RasGas II LNG Carriers and the Spanish-flagged LNG carrier described above, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the Spanish-flagged LNG carrier at the end of the lease period. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 9).
As at December 31, 2009 and December 31, 2008, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $479.4 million and $487.4 million, respectively. As at December 31, 2009 and December 31, 2008, the weighted-average interest rates earned on the deposits were 0.4% and 4.8%, respectively.
As at December 31, 2009 and December 31, 2008, the amount of restricted cash on deposit for the Spanish-Flagged LNG carrier was 84.3 million Euros ($120.8 million) and 104.7 million Euros ($146.2 million), respectively. As at December 31, 2009 and December 31, 2008, the weighted-average interest rates earned on these deposits were 5.0%.
The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled 7.9 million Euros ($11.3 million) and 6.7 million Euros ($9.3 million) as at December 31, 2009 and 2008, respectively.
Operating Lease Obligations
Teekay Tangguh Joint Venture.
As at December 31, 2009, the Teekay Tangguh Joint Venture was a party to operating leases whereby it is the lessor and is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company (or Head Leases). The Teekay Tangguh Joint Venture is then leasing back the LNG carriers from the same third party company (or Subleases). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the third party company is entitled to increase the lease payments under the Sublease to maintain its agreed after-tax margin. The Teekay Tangguh Joint Venture’s carrying amount of this tax indemnification is $10.8 million and is included as part of other long-term liabilities in the accompanying consolidated balance sheets of the Partnership. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2034. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Joint Venture will be required to pay termination sums to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20 year terms and are classified as operating leases. The Head Lease and the Sublease for each of the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
As at December 31, 2009, the total estimated future minimum rental payments to be received and paid under the lease contracts are as follows:

	Head Lease	Sublease
Year	Receipts(1)	Payments(1)
2010	$28,892	$25,072
2011	$28,875	$25,072
2012	$28,860	$25,072
2013	$28,843	$25,072
2014	$28,828	$25,072
Thereafter	$303,735	$357,387

Total	$448,033	$482,747

(1)	The Head Leases are fixed-rate operating leases while the Subleases are variable-rate operating leases.
Net Investments in Direct Financing Leases
The Tangguh LNG Carriers commenced their time-charters with The Tangguh Production Sharing Contractors in January and May 2009, respectively. Both time-charters are accounted for as direct financing leases with 20 year terms and the following table lists the components of the net investments in direct financing leases:

December 31,
2009
$

Total minimum lease payments to be received	739,972
Estimated unguaranteed residual value of leased properties	194,965
Initial direct costs	619
Less unearned revenue	(514,115)

Total	421,441
Less current portion	5,196

Total	416,245

As at December 31, 2009, estimated minimum lease payments to be received by the Partnership under the Tangguh LNG Carrier leases in each of the next five succeeding fiscal years are approximately $38.5 million. Both leases are scheduled to end in 2029.
6.	Intangible Assets and Goodwill
As at December 31, 2009 and 2008, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years.
The carrying amount of intangible assets for the Partnership’s reportable segments is as follows:

	December 31, 2009			December 31, 2008
	Liquefied	Suezmax		Liquefied	Suezmax
	Gas	Tanker		Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
Gross carrying amount	179,813	2,739	182,552	179,813	2,739	182,552
Accumulated amortization	(47,889)	(1,988)	(49,877)	(39,031)	(1,716)	(40,747)

Net carrying amount	131,924	751	132,675	140,782	1,023	141,805

Amortization expense of intangible assets is $9.1 million for each of the years ended December 31, 2009, 2008 and 2007. Amortization of intangible assets for the five fiscal years subsequent to December 31, 2009 is expected to be $9.1 million per year.
The carrying amount of goodwill as at December 31, 2009 and 2008 for the Partnership’s liquefied gas segment is $35.6 million. In 2008 the Partnership conducted an impairment review of its reporting units and it was determined that the fair value attributable to the Partnership’s Suezmax tanker segment was less than its carrying value. As a result, a goodwill impairment loss of $3.6 million was recognized in the Suezmax tanker reporting unit during 2008. In 2009, the Partnership also conducted a goodwill impairment review of its liquefied gas segment and concluded that no impairment existed at December 31, 2009.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
7.	Advances from Joint Venture Partners

	December 31,	December 31,
	2009	2008
	$	$

Advances from BLT LNG Tangguh Corporation	1,179	1,179
Advances from Qatar Gas Transport Company Ltd. (Nakilat)	115	57

	1,294	1,236

Advances from joint venture partners are non-interest bearing, unsecured and have no fixed payment terms. The Partnership did not incur interest expense from the advances during the years ended December 31, 2009, 2008 and 2007. As at December 31, 2009, the Partnership expects to repay these amounts in the next fiscal year.
8.	Accrued Liabilities

	December 31,	December 31,
	2009	2008
	$	$

Voyage and vessel expenses	13,204	9,933
Interest	15,136	11,977
Payroll and benefits (1) (note 17)	6,182	2,161
Other (note 20)	5,200	—

Total	39,722	24,071

(1)
As at December 31, 2009 and 2008, $1.9 million and $1.4 million, respectively, of accrued liabilities relates to crewing and manning costs payable to the subsidiaries of Teekay Corporation (see Note 11a).

9.	Long-Term Debt

	December 31,	December 31,
	2009	2008
	$	$

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	181,000	215,000
U.S. Dollar-denominated Term Loans due through 2019	396,601	421,517
U.S. Dollar-denominated Term Loans due through 2021	342,644	314,606	(1)
U.S. Dollar-denominated Unsecured Loan	1,144	1,144	(1)
U.S. Dollar-denominated Unsecured Demand Loan	15,265	16,200
Euro-denominated Term Loans due through 2023	412,418	414,144

Total	1,349,072	1,382,611
Less current portion	66,681	37,355
Less current portion (variable interest entity)	—	39,446	(1)

Total	1,282,391	1,305,810

(1)
As at December 31, 2008, long-term debt related to the Teekay Tangguh Joint Venture was $315.8 million. Teekay Tangguh was a variable interest entity with the Partnership as the primary beneficiary and owned 70% of the Teekay Tangguh Joint Venture.

As at December 31, 2009, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $558.2 million, of which $377.2 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $31.6 million (2010), $32.2 million (2011), $32.9 million (2012), $33.7 million (2013), $34.5 million (2014) and $393.3 million (thereafter). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.
The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2009, totaled $396.6 million, of which $228.4 million bears interest at a fixed rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56.0 million per vessel due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on three vessels, together with certain other related security and certain guarantees from the Partnership.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2009, totaled $342.6 million and the margins ranged between 0.30% and 0.625%. Interest payments on the loan are based on LIBOR plus margins. Following delivery of the Tangguh LNG Carriers in November 2008 and March 2009, interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95.0 million bullet payment per vessel due 12 years and three months from each vessel delivery date. As at December 31, 2009, this loan facility is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.
The Partnership has a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at December 31, 2009, totaled $15.3 million. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.
The Partnership has two Euro-denominated term loans outstanding, which as at December 31, 2009 totaled 288.0 million Euros ($412.4 million). Interest payments are based on EURIBOR plus a margin. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related security and guarantees from one of the Partnership’s subsidiaries.
On October 27, 2009, the Partnership entered into a new $122.0 million credit facility that will be secured by three LPG carriers, of which two has been acquired from Skaugen (or the Skaugen LPG Carriers), and the Skaugen Multigas Carriers. The facility amount is equal to the lower of $122.0 million and 60% of the aggregate purchase price of the vessels. The facility will mature, with respect to each vessel, seven years after each vessel’s first drawdown date. The Partnership expects to draw on this facility in 2010 to repay a portion of the amount it borrowed to purchase the Skaugen LPG Carriers that delivered in April 2009 and November 2009. The Partnership will use the remaining available funds from the facility to assist in purchasing, or facilitate the purchase of, the third Skaugen LPG Carrier and the two Skaugen Multigas Carriers upon delivery of each vessel.
The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at December 31, 2009 and December 31, 2008 were 1.7% and 3.6%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 12). At December 31, 2009, the margins on the Partnership’s long-term debt ranged from 0.3% to 2.75%.
All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due primarily to this revaluation, the Partnership recognized foreign exchange (losses) gains of ($10.8) million, $18.2 million and $(41.2) million for the years ended December 31, 2009, 2008 and 2007, respectively.
The aggregate annual long-term debt principal repayments required for periods subsequent to December 31, 2009 are $66.7 million (2010), $285.1 million (2011), $68.1 million (2012), $68.6 million (2013), $69.2 million (2014) and $791.4 million (thereafter).
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
As at December 31, 2009, the Partnership was in compliance with all covenants relating to its credit facilities and capital leases.
10.	Other Income (Expense) — Net

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
Income tax expense	(694)	(205)	(1,155)
Miscellaneous	392	1,250	(129)

Other (expense) income — net	(302)	1,045	(1,284)

11.	Related Party Transactions
a) The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with administrative, crew training, advisory, technical and strategic consulting services. During the years ended December 31, 2009, 2008 and 2007, the Partnership incurred $11.1 million, $9.4 million and $7.4 million, respectively, for these services. In addition, as a component of the services agreements, the Teekay Corporation subsidiaries provide the Partnership with all usual and customary crew management services in respect of its vessels. For the years ended December 31, 2009, 2008 and 2007, the Partnership incurred $24.0 million, $20.1 million and $10.8 million, respectively, for crewing and manning costs, of which $2.9 million and $3.7 million were payable to the subsidiaries of Teekay Corporation as at December 31, 2009 and 2008, respectively, and is included as part of accounts payable and accrued liabilities in the Partnership’s consolidated balance sheets.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
On March 31, 2009, a subsidiary of Teekay Corporation paid $3.0 million to the Partnership for the right to provide certain ship management services to certain of the Partnership’s vessels. This amount is deferred and amortized on a straight-line basis until 2012 and is included as part of general and administrative expense in the Partnership’s consolidated statements of income (loss).
During the years ended December 31, 2009, 2008 and 2007, nil, $0.5 million and $0.1 million, respectively of general and administrative expenses attributable to the operations of the Kenai LNG Carriers were incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.
During the years ended December 31, 2009, 2008 and 2007, nil, $3.1 million and $0.5 million, respectively of interest expense attributable to the operations of the Kenai LNG Carriers was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.
b) The Partnership reimburses the General Partner for all expenses incurred by the General Partner or its affiliates that are necessary or appropriate for the conduct of the Partnership’s business. During each of the years ended December 31, 2009, 2008 and 2007, the Partnership incurred $0.8 million of these costs.
c) The Partnership was a party to an agreement with Teekay Corporation pursuant to which Teekay Corporation provided the Partnership with off-hire insurance for certain of its LNG carriers. During the years ended December 31, 2009, 2008 and 2007, the Partnership incurred $0.5 million, $1.5 million and $1.5 million, respectively, of these costs. The Partnership did not renew this off-hire insurance with Teekay Corporation, which expired during the second quarter of 2009. The Partnership currently obtains third-party off-hire insurance for certain of its LNG carriers.
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
e) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 70% interest in the Teekay Tangguh Joint Venture, which owns the two Tangguh LNG Carriers and the related 20-year, fixed-rate time-charters to service the Tangguh LNG project in Indonesia. The customer under the charters for the Tangguh LNG Carriers is The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. The Partnership has operational responsibility for the vessels. The remaining 30% interest in the Teekay Tangguh Joint Venture is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk.
On August 10, 2009, the Partnership acquired 99% of Teekay Corporation’s 70% ownership interest in the Teekay Tangguh Joint Venture for a purchase price of $69.1 million (net of assumed debt). This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets of $31.8 million was accounted for as an equity distribution to Teekay Corporation. The remaining 30% interest in the Teekay Tangguh Joint Venture is held by BLT LNG Tangguh Corporation. For the period November 1, 2006 to August 9, 2009, the Partnership consolidated Teekay Tangguh as it was considered a variable interest entity whereby the Partnership was the primary beneficiary (see Note 13).
During the year ended December 31, 2008, the Teekay Tangguh Joint Venture repaid $28.0 million of its contributed capital to its joint venture partners, Teekay Corporation and BLT LNG Tangguh Corporation.
f) On October 31, 2006, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat Holdings Corporation (or Teekay Nakilat Holdings). Teekay Nakilat Holdings owns 70% of Teekay Nakilat, which in turn has a 100% interest as the lessee under capital leases relating to the three RasGas II LNG Carriers that delivered in late 2006 and early 2007. The final purchase price for the 70% interest in Teekay Nakilat was $102.0 million. The Partnership paid $26.9 million of this amount during 2006 and $75.1 million during 2007. This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets was accounted for as an equity distribution to Teekay Corporation. The purchase occurred upon the delivery of the first LNG carrier in October 2006.
g) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 100% interest in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)) which in turn owns 40% of Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture). RasGas 3 Joint Venture owns four LNG carriers (or the RasGas 3 LNG Carriers) and related 25-year, fixed-rate time-charters (with options to extend up to an additional 10 years) to service the expansion of a LNG project in Qatar. The customer is Ras Laffan Liquefied Natural Gas Co. Limited (3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation. The delivered cost of the four double-hulled RasGas 3 LNG Carriers of 217,000 cubic meters each was approximately $1.0 billion, excluding capitalized interest, of which the Partnership was responsible for 40% upon its acquisition of Teekay Corporation’s interest in the joint venture. The four vessels delivered between May and July 2008.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
On May 6, 2008, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat (III) in exchange for a non-interest bearing and unsecured promissory note. The purchase price (net of assumed debt) of $110.2 million has been paid by the Partnership. This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets was accounted for as an equity distribution to Teekay Corporation. The remaining 60% interest in the RasGas 3 Joint Venture is held by QGTC Nakilat (1643-6) Holdings Corporation (or QGTC 3). The Partnership has operational responsibility for the vessels in this project, although QGTC 3 may assume operational responsibility beginning 10 years following delivery of the vessels. For the period November 1, 2006 to May 5, 2008, the Partnership consolidated Teekay Nakilat (III) as it was considered a variable interest entity whereby the Partnership was the primary beneficiary (see Note 13).
On December 31, 2008 Teekay Nakilat (III) and QGTC 3 novated a term loan of such parties to the RasGas 3 Joint Venture relating to the RasGas 3 LNG Carries along with the related accrued interest and deferred debt issuance costs. As a result of this transaction the Partnership’s long-term debt and accrued liabilities as at December 31, 2008 decreased by $871.3 million and other assets decreased by $4.1 million. This transaction was offset by a decrease in the Partnership’s advances to the RasGas 3 Joint Venture. Also on December 31, 2008, Teekay Nakilat (III) and QGTC 3 novated their interest rate swap agreements to the RasGas 3 Joint Venture for no consideration. As a result, the RasGas 3 Joint Venture assumed all the rights, liabilities and obligations of Teekay Nakilat (III) and QGTC 3 under the terms of the original term loan and the interest rate swap agreements.
h) In January 2007, the Partnership acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time-charter for a purchase price of $18.5 million. This transaction was concluded between two entities under common control and, thus, the vessel acquired was recorded at its historical book value. The excess of the book value over the purchase price of the vessel was accounted for as an equity contribution by Teekay Corporation. The purchase was financed with one of the Partnership’s revolving credit facilities. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA, and had a remaining contract term of seven years from the date of purchase.
i) In March 2007, one of our LNG carriers, the Madrid Spirit, sustained damage to its engine boilers. The vessel was off-hire for approximately 86 days during 2007. Since Teekay Corporation provided the Partnership with off-hire insurance for its LNG carriers, the Partnership’s exposure was limited to 14 days of off-hire, of which seven days were recoverable from a third-party insurer. In July 2007, Teekay Corporation paid approximately $6.0 million to the Partnership for loss-of-hire relating to the vessel.
j) In April 2008, the Partnership acquired the two 1993-built Kenai LNG Carriers from Teekay Corporation for $230.0 million. The Partnership financed the acquisition with borrowings under one of its revolving credit facilities. The Partnership chartered the vessels back to Teekay Corporation at a fixed-rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional 15 years). During the years ended December 31, 2009 and 2008, the Partnership recognized revenues of $38.9 million and $29.6 million, respectively, from these charters. See Note 1 regarding the Dropdown Predecessor.
k) As at December 31, 2009 and 2008, non-interest bearing advances to affiliates totaled $20.7 million and $9.6 million, respectively, and non-interest bearing advances from affiliates totaled $111.1 million and $73.1 million, respectively. These advances are unsecured and have no fixed repayment terms, however, the Partnership expects these amounts will be repaid during 2010.
l) In July 2008, Teekay Corporation signed contracts for the purchase from subsidiaries of Skaugen of two technically advanced 12,000-cubic meter newbuilding Multigas ships (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene. The Partnership agreed to acquire these vessels from Teekay Corporation upon delivery. The vessels are expected to be delivered in 2011 for a total cost of approximately $94 million. Each vessel is scheduled to commence service under 15-year fixed-rate charters to Skaugen.
m) The Partnership’s Suezmax tanker, the Toledo Spirit, which was delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 16 years, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. During the years ended December 31, 2009, 2008 and 2007, the Partnership realized losses of $0.9 million, $8.6 million and $1.9 million respectively, for amounts paid to Teekay Corporation as a result of this agreement (see Note 12). The amounts payable to or receivable from Teekay Corporation are settled at the end of each year.
n) In June and November 2009, in conjunction with the acquisition of the two Skaugen LPG Carriers, Teekay Corporation novated interest rate swaps, each with a notional amount of $30.0 million, to the Partnership for no consideration. The transactions were concluded between related parties and thus the interest rate swaps were recorded at their carrying values which were equal to their fair values. The excess of the liabilities assumed over the consideration received amounting to $1.6 million and $3.2 million, respectively, were charged to equity.
o) In November 2009, the Partnership sold 1% of its interest in the Kenai LNG Carriers to the General Partner for approximately $2.3 million in order to structure this project in a tax efficient manner for the Partnership.

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
The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. The Partnership has not, for accounting purposes, designated its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings or restricted cash deposits. The unrealized net gain or loss on the Partnership’s interest rate swaps has been reported as realized and unrealized gain (loss) on derivative instruments in the consolidated statements of income (loss). The realized and unrealized gains (losses) of ($89.3) million and ($2.4) million relating to interest rate swaps for the years ended December 31, 2008 and 2007, respectively, were reclassified from interest expense — ($265.9) million and ($22.8) million, respectively, and interest income — $176.6 million and $20.4 million, respectively, to realized and unrealized gain (loss) on derivative instruments for comparative purposes.
At December 31, 2009, the fair value of the derivative liability relating to the agreement between the Partnership and Teekay Corporation for the Toledo Spirit time-charter contract was $10.6 million. Realized and unrealized gains (losses) relating to this agreement have been reflected in realized and unrealized gain (loss) on derivative instruments in the Partnership’s statements of income (loss). The realized and unrealized (losses) gains of $(10.6) million and $12.2 million relating to this agreement for the years ended December 31, 2008 and 2007, respectively, were reclassified from voyage revenues to realized and unrealized gain (loss) on derivative instruments for comparative purposes.
The realized and unrealized gain (losses) relating to interest rate swaps and the Toledo Spirit time-charter derivative contract are as follows:

	Year Ended December 31,
	2009	2008	2007
	$	$	$
Realized (losses) gains relating to:
Interest rate swaps	(36,222)	(6,788)	806
Toledo Spirit time-charter derivative contract	(940)	(8,620)	(1,931)

	(37,162)	(15,408)	(1,125)

Unrealized (losses) gains relating to:
Interest rate swaps	(11,143)	(82,543)	(3,195)
Toledo Spirit time-charter derivative contract	7,355	(2,003)	14,136

	(3,788)	(84,546)	10,941

Total realized and unrealized (losses) gains on derivative instruments	(40,950)	(99,954)	9,816

As at December 31, 2009, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /	Weighted-
			Carrying Amount	Average	Fixed
	Interest	Principal	of Asset	Remaining	Interest
	Rate	Amount	(Liability)(5)	Term	Rate
	Index	$	$	(years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	455,406	(37,259)	27.1	4.9
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	221,110	(40,488)	9.2	6.2
U.S. Dollar-denominated interest rate swaps	LIBOR	60,000	(5,486)	8.3	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(13,435)	7.0	5.3
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	243,750	(27,690)	19.0	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	473,837	36,744	27.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(4)	EURIBOR	412,417	(10,588)	14.5	3.8

		1,966,520	(98,202)

(1)	Excludes the margins the Partnership pays on its floating-rate debt, which, at December 31, 2009, ranged from 0.3% to 2.75% (see Note 9).

(2)	Principal amount reduces quarterly.

(3)	Principal amount reduces semiannually.

(4)	Principal amount reduces monthly to 70.1 million Euros ($100.4 million) by the maturity dates of the swap agreements.

(5)	The fair value of the Partnership’s interest rate swap agreements includes $6.9 million of accrued interest which is reflected in accrued liabilities on the consolidated balance sheets.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
13.	Commitments and Contingencies
a) The Partnership consolidates certain variable interest entities (or VIEs). In general, a variable interest entity is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both, then this party consolidates the VIE.
The Partnership consolidated Teekay Tangguh and Teekay Nakilat (III) in its consolidated financial statements effective November 1, 2006, as both entities became VIEs and the Partnership became their primary beneficiary on that date upon the Partnership’s agreement to acquire all of Teekay Corporation’s interests in these entities (see Notes 11e and 11g). The Partnership has also consolidated the Skaugen Multigas Carriers that it has agreed to acquire from Teekay Corporation as the Skaugen Multigas Carriers became VIEs and the Partnership became a primary beneficiary when Teekay Corporation purchased the newbuildings on July 28, 2008 (see Note 11l). Upon the Partnership’s acquisition of Teekay Nakilat (III) on May 6, 2008 and of Teekay Tangguh on August 10, 2009, Teekay Nakilat (III) and Teekay Tangguh were no longer VIEs.
The following table summarizes the balance sheet of Skaugen Multigas Carriers as at December 31, 2009 and the combined balance sheets of Teekay Tangguh and Skaugen Multigas Carriers as at December 31, 2008:

	December 31,	December 31,
	2009	2008
	$	$
ASSETS
Cash and cash equivalents	—	22,939
Other current assets	—	6,140
Vessels and equipment
At cost, less accumulated depreciation of nil (2008 – $620)	—	208,841
Advances on newbuilding contracts	57,430	200,557

Total vessels and equipment	57,430	409,398

Other assets	651	7,449

Total assets	58,081	445,926

LIABILITIES AND EQUITY
Accounts payable	—	60
Accrued liabilities and other current liabilities (1)	—	26,495
Accrued liabilities and other current liabilities	112	24,135
Advances from affiliates and joint venture partner	57,977	50,391
Long-term debt (1)	—	113,611
Long-term debt	—	162,693
Other long-term liabilities	—	85,551

Total liabilities	58,089	462,936
Total deficit	(8)	(17,010)

Total liabilities and total deficit	58,081	445,926

(1)	As at December 31, 2009, long-term debt related to newbuilding vessels to be delivered was nil (December 31, 2008 — $140.1 million).
The assets and liabilities of the Skaugen Multigas Carriers are reflected in the Partnership’s financial statements at historical cost as the Partnership and the VIE are under common control. The Partnership’s maximum exposure to loss at December 31, 2009, as a result of its commitment to purchase Teekay Corporation’s interests in the Skaugen Multigas Carriers, is limited to the purchase price of its interest in both vessels, which is expected to be approximately $94 million.
b) In December 2006, the Partnership announced that it agreed to acquire the Skaugen LPG Carriers from Skaugen upon delivery for approximately $33 million per vessel. The first and second vessel delivered in April 2009 and November 2009, and the remaining vessel is expected to deliver in 2010. Upon delivery, the vessels will be chartered to Skaugen at fixed rates for a period of 15 years.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
14.	Supplemental Cash Flow Information
a) The changes in operating assets and liabilities for the years ended December 31, 2009, 2008 and 2007 are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Accounts receivable	4,076	4,875	(2,502)
Prepaid expenses	(177)	(210)	1,447
Other current assets	6,129	4,532	(490)
Accounts payable	(6,250)	2,790	3,624
Accrued liabilities	9,629	2,111	9,135
Unearned revenue and other operating liabilities	12,588	19,643	(1,246)
Advances to and from affiliates and joint venture partners	3,542	(1,779)	2,345

Total	29,537	31,962	12,313

b) Cash interest paid (including interest paid by the Dropdown Predecessor and realized losses on interest rate swaps) on long-term debt, advances from affiliates and capital lease obligations, net of amounts capitalized, during the years ended December 31, 2009, 2008 and 2007 totaled $105.0 million, $154.7 million and $132.6 million, respectively.
c) On October 31, 2006, the first of the Partnership’s three RasGas II Carriers delivered and commenced operations under a capital lease. The present value of the minimum lease payments for this vessel was $157.6 million. During 2006, the Partnership recorded the costs of the two remaining RasGas II Carriers under construction and the related lease obligation amounting to $295.2 million. Upon delivery of the two RasGas II Carriers in 2007, the remaining vessel costs and related lease obligations amounting to $15.3 million were recorded. These transactions were treated as non-cash transactions in the Partnership’s consolidated statements of cash flows.
d) Net change in parent’s equity in the Dropdrown Predecessor includes the equity of the Dropdown Predecessor when initially pooled for accounting purposes and any subsequent non-cash equity transactions of the Dropdown Predecessor.
e) On December 31, 2008 Teekay Nakilat (III) and QGTC 3 novated their interest rate swap obligations of $69.2 million to the RasGas 3 Joint Venture for no consideration. This transaction was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.
f) On December 31, 2008 Teekay Nakilat (III) and QGTC 3 novated their external long-term debt and accrued interest of $871.3 million and related deferred debt issuance costs of $4.1 million to the RasGas 3 Joint Venture. As a result of this transaction, the Partnership’s long-term debt and accrued interest have decreased by $871.3 million and other assets decreased by $4.1 million offset by a decrease in the Partnership’s advances to the RasGas 3 Joint Venture. These transactions were treated as non-cash transactions in the Partnership’s consolidated statements of cash flows.
g) During the year ended December 31, 2009, the Tangguh LNG Carriers commenced their external time-charter contracts under direct financing leases. The initial recognition of the net investments in direct financing leases for both vessels of $425.9 million were treated as non-cash transactions in the Partnership’s consolidated statements of cash flows.
h) Teekay Nakilat and the Teekay Tangguh Joint Venture entered into lease contracts, respectively, whereby it guarantees to make payments to a third party company for any losses suffered by the third party company relating to tax law changes. The initial liabilities recorded of $29.8 million were treated as non-cash transactions in the Partnership’s consolidated statements of cash flows.
i) In June and November 2009, Teekay Corporation novated interest rate swaps, each with a notional amount of $30.0 million, to the Partnership for no consideration. The transactions were concluded between related parties and thus the interest rate swaps were recorded at their carrying value. The excess of the liabilities assumed over the consideration received, amounting to $1.6 million and $3.2 million, respectively, were charged to equity and treated as non-cash transactions in the Partnership’s consolidated statements of cash flows.
15.	Total Capital and Net Income (Loss) Per Unit
At December 31, 2009, of the Partnership’s total number of units outstanding, 51% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.
During May 2007, April 2008, March 2009 and November 2009, the Partnership completed follow-on equity offerings of 2.3 million common units, 7.1 million common units, 4.0 million common units and 4.0 million common units, respectively (see Note 3).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Limited Total Rights
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
On May 19, 2009, an additional 3.7 million subordinated units were converted into an equal number of common units as provided for under the terms of the partnership agreement and participate pro rata with the other common units in distributions of available cash commencing with the August 2009 distribution. The price of the Partnership’s units at the time of conversion was $17.66 on May 19, 2009.
If the Partnership meets the applicable financial tests in its Partnership agreement the subordination period will end on April  1, 2010 and, the remaining 7.4 million subordinated units will convert into an equal number of common units.
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
During 2009, cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income (loss) per unit calculation.
In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the unitholders and our General Partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.
Net Income (Loss) Per Unit
Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period.
The General Partner’s, common unitholders’ and subordinated unitholder’s interests in net income (loss) are calculated as if all net income (loss) was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income (loss); rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Unlike available cash, net income (loss) is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments, and foreign currency translation gains (losses).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The Partnership adopted the provisions of FASB ASC 260 which resulted in a change to net income (loss) per common unit of ($0.03), $0.63 and $0.06 and a change to net income (loss) per subordinated unit of $0.07, ($0.29) and $0.39 for the years ended December 31, 2009, 2008 and 2007, respectively. The net income (loss) attributable to the common and subordinated unitholders and General Partner interests had we followed the provisions of FASB ASC 260 for the years ended December 31, 2008 and 2007 are presented below.
The calculations of the basic and diluted income (loss) per unit are presented below.

	Year Ended December 31,
	2009	2008	2007
	$	$	$
Net income (loss)	76,635	(21,212)	8,923
Non-controlling interest in net income (loss)	29,310	(40,698)	(16,739)
Dropdown predecessor’s interest in net income (loss)	—	894	520
General partner’s interest in net income (loss)	5,180	3,413	1,658
Limited partners’ interest in net income (loss):	42,145	15,179	23,484
Common unit holders	35,108	18,797	13,764
Subordinated unit holders	7,037	(3,618)	9,720
Limited partners’ interest in net income (loss) per unit:
Common units (basic and diluted)	0.86	0.63	0.64
Subordinated units (basic and diluted)	0.80	(0.29)	0.66
Weighted average number of units outstanding
Common units (basic and diluted)	40,912,100	29,698,031	21,670,958
Subordinated units (basic and diluted)	8,760,006	12,459,973	14,734,572
Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.
16.	Other Information
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
17.	Restructuring Charge
During 2009 the Partnership restructured certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay Corporation and the change of the nationality of some of the seafarers. During 2009 the Partnership incurred $3.3 million in connection with these restructuring plans and the carrying amount of the liability as at December 31, 2009 is $0.6 million, which is included as part of accrued liabilities in the Partnership’s consolidated balance sheets.
18.	Equity Method Investments
The RasGas 3 Joint Venture is a joint venture between the Partnership and QGTC 3 whereby the Partnership holds a 40% interest in this joint venture (see Note 11g) and is accounted for under the equity method. A condensed summary of the combined assets, liabilities and equity of the RasGas 3 Joint Venture at December 31 is as follows:

	2009	2008
	$	$
Current assets	48,265	22,570
Net investments in direct financing leases (1)	1,046,868	1,057,966
Other assets	9,434	13,348

Total assets	1,104,567	1,093,884

Current liabilities	23,498	8,020
Long-term debt (2)	839,891	867,490
Derivative instruments (3)	41,067	68,408
Other liabilities	—	9,773
Equity	200,111	140,193

Total liabilities and equity	1,104,567	1,093,884

(1)	Includes current portion of net investments in direct financing leases of $11.1 million and $11.4 million as at December 31, 2009 and 2008, respectively.

(2)	Includes current portion of long-term debt of $36.6 million as at December 31, 2009 and 2008.

(3)	Includes current portion of derivative instruments of $14.0 million and $11.4 million as at December 31, 2009 and 2008, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated
Condensed summaries of the results of operations of the RasGas 3 Joint Venture for the years ended December 31 are as follows:

	2009	2008	2007
	$	$	$

Voyage revenues	99,593	47,016	—
Operating expenses	18,642	15,911	323

Income (loss) from vessel operations	80,951	31,105	(323)
Interest expense	(31,968)	(21,834)	—
Realized and unrealized gain on derivative instruments	10,692	—	—
Other income (expense)	243	723	(2)

Net Income (loss)	59,918	9,994	(325)

19.	Accounting Pronouncements Not Yet Adopted
In June 2009, the FASB issued Statements of Financial Accounting Standards (or SFAS) No. 167, an amendment to FASB ASC 810, Consolidations that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. This amendment is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.
In June 2009, the FASB issued an amendment to FASB ASC 860, Transfers and Services that eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. This amendment will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.

In September 2009, the FASB issued an amendment to FASB ASC 605 Revenue Recognition that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Partnership will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Partnership on January 1, 2011. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.
In January 2010, the FASB issued an amendment to FASB ASC 820 Fair Value Measurements and Disclosures, which amends the guidance on fair value to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption will have no impact on the Partnership’s results of operations, financial position, or cash flows.
20.	Income Taxes
As of December 31, 2007, the Partnership had unrecognized tax benefits of 3.4 million Euros (approximately $5.4 million) relating to a re-investment tax credit related to a 2005 annual tax filing. During the third quarter of 2008, the Partnership received the refund on the re-investment tax credit and met the more-likely-than-not recognition threshold. As a result, the Partnership reflected this refund as a credit to equity as the original vessel sale transaction was a related party transaction reflected in equity. The relevant tax authorities are proposing to challenge the eligibility of the re-investment tax credit. As a result, the Partnership believes the more-likely-than-not threshold is no longer being met and has recognized a liability of 3.4 million Euros (approximately $4.7 million) and reversed the benefit of the refund against equity as of December 31, 2009.
21.	Subsequent Events
On March 17, 2010, the Partnership acquired from Teekay Corporation two 2009-built 159,000 dwt Suezmax tankers, the Bermuda Spirit and the Hamilton Spirit, and a 2007-built 40,083 dwt Handymax product tanker, the Alexander Spirit, and the associated long-term charter contracts currently operating under 12-year, 12-year and 10-year fixed-rate contracts, respectively. The Partnership acquired the vessels for a total purchase price of $160 million, and financed the acquisition by assuming $126 million of debt and by drawing $34 million from its existing revolvers.