Form 20-F
period 2010-12-31
Teekay LNG Partners L.P.
filed 2011-04-04
CIK 1308106

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from   to  .
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principle executive offices)
Mark Cave
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
Telephone: (441) 298-2530
Fax: (441) 292-3931
(Contact information for company contact person)
Securities registered, or to be registered, pursuant to Section 12(b) of the Act.

Title of each class Common Units	Name of each exchange on which registered New York Stock Exchange
Securities registered, or to be registered, pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
55,106,100 Common Units
Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Indicate by check mark if the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark if the registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑	Accelerated Filer ☐	Non-Accelerated Filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
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
In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:
•	our ability to make cash distributions on our units or any increases in quarterly distributions;
•	our future financial condition and results of operations and our future revenues and expenses;
•	growth prospects of the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping and oil tanker markets;
•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets;
•	our ability to conduct and operate our business and the business of our subsidiaries in a manner than minimizes taxes imposed upon us and our subsidiaries;
•	the expected lifespan of a new LNG carrier, LPG carrier and Conventional tanker;
•	the expected source of funds for short-term and long-term liquidity needs;
•	estimated capital expenditures and the availability of capital resources to fund capital expenditures;
•	our ability to maintain long-term relationships with major LNG and LPG importers and exporters and major crude oil companies;
•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;
•	our continued ability to enter into long-term, fixed-rate time-charters with our LNG and LPG customers;
•	our expectation of not earning revenues from voyage charters in the foreseeable future;
•
the recent economic downturn and financial crisis in the global market, including disruptions in the global credit and stock markets and potential negative effects on our customers’ ability to charter our vessels and pay for our services;

•	obtaining LNG and LPG projects that we or Teekay Corporation bid on or that Teekay Corporation has been awarded;
•	the expected delivery date, total price and method of financing for the purchase of Teekay Corporation’s 33% interest in the four LNG carriers expected to serve the Angola LNG Project;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term charter;
•	expected purchases and deliveries of newbuilding vessels and commencement of service of newbuildings under long-term contracts;
•	the expected delivery date and method of financing for the purchase of our LPG carrier and two Multigas ships from Skaugen and Teekay Corporation;
•	the expected timing, amount and method of financing for the purchase of five of our leased Suezmax tankers;
•	our expected financial flexibility to pursue acquisitions and other expansion opportunities;
•	our ability to continue to obtain all permits, licenses, and certificates material to our operations;
•	our ability to obtain safety management certificates for each newbuilding vessel upon delivery;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;
•	the expected cost to install ballast water treatment systems on our tankers in compliance with IMO proposals;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;
•	the adequacy of our insurance coverage for accident-related risks, environmental damage and pollution;
•	the future valuation of goodwill;
•	anticipated taxation of our partnership and its subsidiaries; and
•	our business strategy and other plans and objectives for future operations.
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
Selected Financial Data
Set forth below is selected consolidated financial and other data of Teekay LNG Partners and its subsidiaries for the fiscal years 2010, 2009, 2008, 2007 and 2006, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, (a) “Item 5. Operating and Financial Review and Prospects,” included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the consolidated financial statements for the years ended December 31, 2010, 2009 and 2008.
From time to time we purchase vessels from Teekay Corporation. In January 2007, we acquired an LPG carrier from Teekay Corporation. In April 2008 and March 2010, we acquired two LNG carriers and three Conventional tankers from Teekay Corporation, respectively. These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, our consolidated statements of income (loss) for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 reflect the results of operations of these six vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation, which were April 1, 2003 (the LPG carrier); December 13 and 14, 2007 (the two LNG carriers); and from May 2009 to September 2009 (the three Conventional tankers). Please refer to Item 5 — Operating and Financial Review and Prospects: Results of Operations — Items Your Should Consider When Evaluating Our Results of Operations.
Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2007	2008	2009	2010
	(in thousands, except per unit and fleet data)
Income Statement Data:
Voyage revenues	$192,353	$257,769	$314,404	$343,048	$374,008

Operating expenses:
Voyage expenses(1)	2,036	1,197	3,253	2,034	2,042
Vessel operating expenses(2)	40,977	56,863	77,113	82,374	84,577
Depreciation and amortization	53,076	66,017	76,880	82,686	89,347
General and administrative	14,152	15,186	20,201	19,764	23,247
Gain on sale of vessel	—	—	—	—	(4,340)
Restructuring charge	—	—	—	3,250	175
Goodwill impairment	—	—	3,648	—	—

Total operating expenses	110,241	139,263	181,095	190,108	195,048

Income from vessel operations	82,112	118,506	133,309	152,940	178,960

Interest expense	(82,099)	(145,073)	(138,317)	(60,457)	(49,019)
Interest income	40,162	68,329	64,325	13,873	7,190
Realized and unrealized gain (loss) on derivative instruments(3)	14,207	9,816	(99,954)	(40,950)	(78,720)
Foreign currency exchange (loss) gain(4)	(39,590)	(41,241)	18,244	(10,806)	27,545
Equity (loss) income(5)	(38)	(130)	136	27,639	8,043
Other (expense) income	(16)	(129)	1,250	392	615
Income tax expense	(375)	(1,155)	(205)	(694)	(1,670)

Net income (loss)	14,363	8,923	(21,212)	81,937	92,944

Non-controlling interest in net income (loss)	3,234	(16,739)	(40,698)	29,310	3,062
Dropdown Predecessor’s interest in net income (loss)	(123)	520	894	5,302	2,258
General Partner’s interest in net income (loss)	1,542	9,752	11,989	5,180	8,896
Limited partners’ interest in net income (loss)	9,710	15,390	6,603	42,145	78,728
Limited partners’ interest in net income (loss) per:
Common unit (basic and diluted)	0.32	0.64	0.63	0.86	1.46
Subordinated unit (basic and diluted)	0.32	0.66	(0.29)	0.80	2.04
Total unit (basic and diluted)	0.32	0.65	0.36	0.85	1.48
Cash distributions declared per unit	1.80	1.98	2.18	2.28	2.37
Balance Sheet Data (at end of period):
Cash and cash equivalents	$29,288	$91,891	$117,641	$108,350	$81,055
Restricted cash(6)	670,758	679,229	642,949	611,520	572,138
Vessels and equipment(7)	1,715,662	2,065,572	2,207,878	2,077,604	2,019,576
Net investments in direct financing leases(8)	—	—	—	421,441	415,695
Total assets(6)	2,928,422	3,818,616	3,432,849	3,578,411	3,547,395
Total debt and capital lease obligations(6)	1,854,654	2,582,991	2,199,952	2,257,604	2,137,249
Partners’ and Dropdown Predecessor equity	703,190	709,292	805,851	903,231	896,200
Common units outstanding	20,240,547	22,540,547	33,338,320	44,972,563	55,106,100
Subordinated units outstanding	14,734,572	14,734,572	11,050,929	7,367,286	—
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$89,383	$115,450	$149,570	$171,384	$174,970
Financing activities	(266,048)	630,395	403,262	(10,060)	(167,746)
Investing activities	169,998	(683,242)	(527,082)	(170,615)	(34,519)
Other Financial Data:
Net voyage revenues(9)	$190,317	$256,572	$311,151	$341,014	$371,966
EBITDA(10)	109,751	152,839	129,865	211,901	225,790
Adjusted EBITDA(10)	130,534	182,333	206,603	255,031	277,334
Capital expenditures:
Expenditures for vessels and equipment(11)	1,037	160,757	172,093	134,926	26,652
Expenditures for drydocking	3,693	3,724	11,966	9,729	12,727
Liquefied Gas Fleet Data:(12)
Calendar-ship-days (13)	1,887	2,897	3,701	4,637	5,051
Average age of our fleet (in years at end of period)(14)	3.0	4.3	4.4	4.6	5.3
Vessels at end of period	6	10	11	14	13
Conventional Fleet Data:
Calendar-ship-days(13)	2,920	2,920	2,928	3,448	4,015
Average age of our fleet (in years at end of period)	4.0	4.5	5.5	5.1	6.1
Vessels at end of period	8	8	8	11	11

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)
We entered into interest rate swaps to mitigate our interest rate risk from our floating-rate debt, leases and restricted cash. We also have entered into an agreement with Teekay Corporation relating to the Toledo Spirit time-charter contract under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us as a result of spot rates being in excess of the fixed rate. Changes in the fair value of our derivatives are recognized immediately into income and are presented as realized and unrealized gain (loss) on derivative instruments in the consolidated statements of income (loss). Please see Item 18 — Financial Statements: Note 12 — Derivative Instruments.

(4)
Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, unearned revenue, advances from affiliates, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. Our primary source for the foreign currency exchange gains and losses is our Euro-denominated term loans, which totaled 311.6 million Euros ($411.3 million) at December 31, 2006, 304.3 million Euros ($444.0 million) at December 31, 2007, 296.4 million Euros ($414.1 million) at December 31, 2008, 288.0 million Euros ($412.4 million) at December 31, 2009 and 278.9 million Euros ($373.3 million) at December 31, 2010.

(5)
Equity (loss) income includes unrealized (losses) gains on derivative instruments of ($6.5) million for the year ended December 31, 2010, $10.9 million for the year ended December 31, 2009 and nil for all the preceding periods.

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

(7)	Vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation and (c) advances on our newbuildings.

(8)
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

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2007	2008	2009	2010

Voyage revenues	192,353	257,769	314,404	343,048	374,008
Voyage expenses	(2,036)	(1,197)	(3,253)	(2,034)	(2,042)
Net voyage revenues	190,317	256,572	311,151	341,014	371,966

(10)	EBITDA and Adjusted EBIDTA are used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below:
•
Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization and realized and unrealized gain (loss) on derivative instruments relating to interest rate swaps, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income (loss) between periods. We believe that including EBITDA and Adjusted EBITDA as financial and operating measures benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our common units.

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

Neither EBITDA nor Adjusted EBITDA, which are non-GAAP measures, should be considered as an alternative to net income (loss), income from vessel operations, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and operating income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented in this Report may not be comparable to similarly titled measures of other companies.

The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income (loss), and our historical consolidated Adjusted EBITDA to net operating cash flow.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2007	2008	2009	2010
Reconciliation of “EBITDA” and “Adjusted EBITDA” to “Net income (loss)”:
Net income (loss)	14,363	8,923	(21,212)	81,937	92,944
Depreciation and amortization	53,076	66,017	76,880	82,686	89,347
Interest expense, net of interest income	41,937	76,744	73,992	46,584	41,829
Income tax expense	375	1,155	205	694	1,670

EBITDA	109,751	152,839	129,865	211,901	225,790

Restructuring charge	—	—	—	3,250	175
Foreign currency exchange loss (gain)	39,590	41,241	(18,244)	10,806	(27,545)
Gain on sale of vessel	—	—	—	—	(4,340)
Goodwill impairment	—	—	3,648	—	—
Unrealized (gain) loss on derivative instruments	(23,308)	(10,941)	84,546	3,788	34,306
Realized loss (gain) on interest rate swaps	4,501	(806)	6,788	36,222	42,495
Unrealized (gain) loss on interest rate swaps in joint ventures included in equity (loss) income	—	—	—	(10,936)	6,453

Adjusted EBITDA	130,534	182,333	206,603	255,031	277,334

Reconciliation of “Adjusted EBITDA” to “Net operating cash flow”:
Net operating cash flow	89,383	115,450	149,570	171,384	174,970
Expenditures for drydocking	3,693	3,724	11,966	9,729	12,727
Interest expense, net of interest income	41,937	76,744	73,992	46,584	41,829
Change in operating assets and liabilities	(1,208)	(12,313)	(31,962)	(26,988)	(3,029)
Equity (loss) income from joint ventures	(38)	(130)	136	27,639	8,043
Restructuring charge	—	—	—	3,250	175
Realized loss (gain) on interest rate swaps	4,501	(806)	6,788	36,222	42,495
Unrealized (gain) loss on interest rate swaps in joint ventures included in equity (loss) income	—	—	—	(10,936)	6,453
Other, net	(7,734)	(336)	(3,887)	(1,853)	(6,329)

Adjusted EBITDA	130,534	182,333	206,603	255,031	277,334

(11)	Expenditures for vessels and equipment excludes non-cash investing activities. Please read Item 18 — Financial Statements: Note 14 — Supplemental Cash Flow Information.

(12)
Fleet data does not include four LNG carriers (or the RasGas 3 LNG Carriers) relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation and two LNG carriers relating to our joint ventures with Exmar NV which are accounted for under the equity method.

(13)
Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels were in our possession during that period (including six vessels deemed to be in our possession for accounting purposes as a result of the impact of the Dropdown Predecessor prior to our actual acquisition of such vessels).

(14)	Includes the newbuildings that have been consolidated in our balance sheets.

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
We make substantial capital expenditures to increase the size of our fleet. As of the date of this Report, we have agreed to purchase from Teekay Corporation its 100% interest in two newbuilding Multigas vessels and its 33% interest in four LNG vessels and from I.M. Skaugen ASA (or Skaugen) one LPG carrier. Teekay Corporation is obligated to offer to us its interests in additional vessels. Please read Item 5 — Operating and Financial Review and Prospects, for additional information about some of these pending and proposed acquisitions. In addition, we are obligated to purchase five of our leased Suezmax tankers and one of our leased LNG carrier upon the termination of the related capital leases, which may occur at various times in late 2011.
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
As at December 31, 2010, our consolidated debt, capital lease obligations and advances from affiliates totaled $2.3 billion and we had the capacity to borrow an additional $378.6 million under our credit facilities. These facilities may be used by us for general partnership purposes, except $40 million which is specifically linked to the purchase of the Multigas unit. If we are awarded contracts for new LNG or LPG projects, our consolidated debt and capital lease obligations will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:
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
We have derived, and believe that we will continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. Please read Item 18 — Financial Statements: Note 4 Segment Reporting.

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

For example, the charters for the Angola LNG Project allow the charterer to terminate the charter upon 120 days notice and payment of a termination fee, or terminate for other customary reasons. In addition, we will assume a credit risk by entering a charter agreement with Angola LNG Supply Services L.L.C., an unrated entity who will pay us from revenue generated from its sale of gas.
If we lose a key LNG or LPG time-charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most LNG and LPG time-charters and the lack of an established LNG spot market. If we are unable to re-deploy a LNG carrier, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. In addition, if a customer exercises its right to purchase a vessel, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time-charter.
If we lose a key Conventional tanker customer, we may be unable to obtain other long-term Conventional charters and may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. If a customer exercises its right under some charters to purchase or force a sale of the vessel, we may be unable to acquire an adequate replacement vessel or may be forced to construct a new vessel. Any replacement newbuilding would not generate revenues during its construction and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.
The loss of certain of our customers, time-charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.
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
LNG shipping historically has been transacted with long-term, fixed-rate time-charters, usually with terms ranging from 20 to 25 years. One of our principal strategies is to enter into additional long-term, fixed-rate LNG time-charters. In recent years the number of spot and short-term LNG charters which we defined as charters under four years has been increasing. In 2009 they accounted for approximately 16% of global LNG trade.
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
Vessel values for LNG and LPG carriers and Conventional tankers can fluctuate substantially over time due to a number of different factors, including:
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

Vessel values have declined considerably between the third quarter of 2008 and early 2011. If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance it, may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition.
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
Terrorist attacks, piracy, and the current conflicts in Iraq, Afghanistan and Libya and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, or elsewhere, which may contribute further to economic instability and disruption of LNG/LPG and oil production and distribution, which could result in reduced demand for our services.
In addition, LNG, LPG and oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks and our vessels could be targets of pirates or hijackers. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport LNG, LPG, natural gas and oil to or from certain locations. Terrorist attacks, war, piracy, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of LNG, LPG or oil to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business. We anticipate beginning to serve the Angola LNG Project in the fall of 2011. Angola is affected by political instability, a poor economy, poor infrastructure and high unemployment, any of which could lead to one or more of these harms.
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
Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We derive some of our revenues from shipping oil and LNG from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries to which we trade may limit trading activities with those countries, which could also harm our business and ability to make cash distributions. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results.

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
The operation of LNG and LPG carriers and oil tankers is inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, only certain of our LNG carriers carry insurance covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.
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
We are paid in Euros under some of our charters, and certain of our vessel operating expenses and general and administrative expenses currently are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also make payments under two Euro-denominated term loans. If the amount of our Euro-denominated obligations exceeds our Euro-denominated revenues, we must convert other currencies, primarily the U.S. Dollar, into Euros. An increase in the strength of the Euro relative to the U.S. Dollar would require us to convert more U.S. Dollars to Euros to satisfy those obligations, which would cause us to have less cash available for distribution. In addition, if we do not have sufficient U.S. Dollars, we may be required to convert Euros into U.S. Dollars for distributions to unitholders. An increase in the strength of the U.S. Dollar relative to the Euro could cause us to have less cash available for distribution in this circumstance. We have not entered into currency swaps or forward contracts or similar derivatives to mitigate this risk.
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
A significant portion of our seafarers, and the seafarers employed by Teekay Corporation and its other affiliates that crew some of our vessels, are employed under collective bargaining agreements. While most of our labor agreements have recently been renewed, crew compensation levels under future collective bargaining agreements may exceed existing compensation levels, which would adversely affect our results of operations and cash flows. We may be subject to labor disruptions in the future if our relationships deteriorate with our seafarers or the unions that represent them. Our collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.
Teekay Corporation may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, or may have to pay substantially increased costs for its employees and crew.
Our success depends in large part on Teekay Corporation’s ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense and crew manning costs continue to increase.
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
We rely exclusively on the cash flow generated from our LNG and LPG carriers and Conventional oil tankers that operate in the LNG, LPG and oil marine transportation business. Due to our lack of diversification, an adverse development in the LNG, LPG or oil shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

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
Teekay Corporation, which owns and controls our General Partner, indirectly owns the 2% General Partner interest and as at December 31, 2010 owned a 44.8% limited partner interest in us. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our General Partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our General Partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:
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

•
in some instances our General Partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make incentive distributions to affiliates to Teekay Corporation;

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
United States common unitholders will be required to pay U.S. taxes on their share of our income even if they do not receive any cash distributions from us.
U.S. citizens, residents or other U.S. taxpayers will be required to pay U.S. federal income taxes and, in some cases, U.S. state and local income taxes on their share of our taxable income, whether or not they receive cash distributions from us. U.S. common unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from their share of our taxable income.
Because distributions may reduce a common unitholder’s tax basis in our common units, common unitholders may realize greater gain on the disposition of their units than they otherwise may expect, and common unitholders may have a tax gain even if the price they receive is less than their original cost.
If common unitholders sell their common units, they will recognize gain or loss for U.S. federal income tax purposes that is equal to the difference between the amount realized and their tax basis in those common units. Prior distributions in excess of the total net taxable income allocated decrease a common unitholder’s tax basis and will, in effect, become taxable income if common units are sold at a price greater than their tax basis, even if the price received is less than the original cost. Assuming we are not treated as a corporation for U.S. federal income tax purposes, a substantial portion of the amount realized on a sale of units, whether or not representing gain, may be ordinary income.
The decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States creates some uncertainty as to whether we will be classified as a partnership for U.S. federal income tax purposes.
In order for us to be classified as a partnership for U.S. federal income tax purposes, more than 90% of our gross income each year must be “qualifying income” under Section 7704 of the U.S. Internal Revenue Code of 1986, as amended (the Code). For this purpose, “qualifying income” includes income from providing marine transportation services to customers with respect to crude oil, natural gas and certain products thereof but does not include rental income from leasing vessels to customers.
The decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) held that income derived from certain time chartering activities should be treated as rental income rather than service income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for purposes of the passive foreign investment company provisions of the Code. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing “qualifying income” under Section 7704 of the Code, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the “qualifying income” provisions under Section 7704 of the Code. Nevertheless, we intend to take the position that our time charter income is “qualifying income” within the meaning of Section 7704(d) of the Code. No assurance can be given, however, that the IRS, or a court of law, will accept our position. As such, there is some uncertainty regarding the status of our time charter income as “qualifying income” and therefore some uncertainty as to whether we will be classified as a partnership for federal income tax purposes. Please read “Item 10 — Additional Information — Taxation — United States Tax Consequences — Classification as a Partnership.”

The after-tax benefit of an investment in the common units may be reduced if we are not treated as a partnership for U.S. federal income tax purposes.
The anticipated after-tax benefit of an investment in common units may be reduced if we are not treated as a partnership for U.S. federal income tax purposes. If we are not treated as a partnership for U.S. federal income tax purposes, we would be treated as a corporation for such purposes, and common unitholders could suffer material adverse tax or economic consequences, including the following:
•
The ratio of taxable income to distributions with respect to common units would increase because items would not be allocated to account for any differences between the fair market value and the basis of our assets at the time our common units are issued.

•	Common unitholders may recognize income or gain on any change in our status from a partnership to a corporation that occurs while they hold units.
•
We would not be permitted to adjust the tax basis of a secondary market purchaser in our assets under Section 743(b) of the Code. As a result, a person who purchases common units from a common unitholder in the secondary market after this offering may realize materially more taxable income each year with respect to the units. This could reduce the value of common unitholders’ common units.

•	Common unitholders would not be entitled to claim any credit against their U.S. federal income tax liability for non-U.S. income tax liabilities incurred by us.
•
As to the U.S. source portion of our income attributable to transportation that begins or ends (but not both) in the United States, we will be subject to U.S. tax on such income on a gross basis (that is, without any allowance for deductions) at a rate of 4%. The imposition of this tax would have a negative effect on our business and would result in decreased cash available for distribution to common unitholders.

•
We also may be considered a passive foreign investment company (or PFIC) for U.S. federal income tax purposes. U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Please read “Item 10 — Additional Information — Taxation — United States Tax Consequences — Possible Classification as a Corporation.”.
U.S. tax-exempt entities and non-U.S. persons face unique U.S. tax issues from owning common units that may result in adverse U.S. tax consequences to them.
Investments in common units by U.S. tax-exempt entities, including individual retirement accounts (known as IRAs), other retirements plans and non-U.S. persons raise issues unique to them. Assuming we are classified as a partnership for U.S. federal income tax purposes, virtually all of our income allocated to organizations exempt from U.S. federal income tax will be unrelated business taxable income and generally will be subject to U.S. federal income tax. In addition, non-U.S. persons may be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross income attributable to transportation that begins or ends (but not both) in the United States, or distributions to them may be reduced on account of withholding of U.S. federal income tax by us in the event we are treated as having a fixed place of business in the United States or otherwise earn U.S. effectively connected income, unless an exemption applies and they file U.S. federal income tax returns to claim such exemption.
The sale or exchange of 50% or more of our capital or profits interests in any 12-month period will result in the termination of our partnership for U.S. federal income tax purposes.
We will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital or profits within any 12-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read “Item 10 — Additional Information — Taxation — United States Tax Consequences — Disposition of Common Units — Constructive Termination.”
Some of our subsidiaries that are classified as corporations for U.S. federal income tax purposes might be treated as “passive foreign investment companies,” which could result in additional taxes to our unitholders.
Certain of our subsidiaries that are classified as corporations for U.S. federal income tax purposes could be treated as “passive foreign investment companies” (or PFICs) for U.S. federal income tax purposes. U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. We have received a ruling from the IRS that our subsidiary Teekay LNG Holdco L.L.C. will be classified as a CFC rather than a PFIC as long as it is wholly-owned by a U.S. partnership and we have restructured our subsidiaries Arctic Spirit L.L.C. and Polar Spirit L.L.C. such that they are also owned by our U.S. partnership. We intend to take the position that these subsidiaries should also be treated as CFCs rather than PFICs following this restructuring. Moreover, we believe and intend to take the position that these subsidiaries were not PFICs at any time prior to the restructuring. No assurance can be given, however, that the IRS, or a court of law, will accept this position. Please read “Item 10 — Additional Information — Taxation — United States Tax Consequences — Taxation of our Subsidiary Corporations.”
Teekay Corporation owns less than 50% of our outstanding equity interests, which could cause certain of our subsidiaries and us to be subject to additional tax.
Certain of our subsidiaries are classified as corporations for U.S. federal income tax purposes. As such, these subsidiaries will be subject to U.S. federal income tax on the U.S. source portion of our income attributable to transportation that begins or ends (but not both) in the United States if they fail to qualify for an exemption from U.S. federal income tax (the Section 883 Exemption). Teekay Corporation indirectly owns less than 50% of certain of our subsidiaries’ and our outstanding equity interests. Consequently, we expect these subsidiaries failed to qualify for the Section 883 Exemption in 2010 and will fail to qualify for the Section 883 Exemption in subsequent tax years. Any resulting imposition of U.S. federal income taxes will result in decreased cash available for distribution to common unitholders. Please read “Item 10 — Additional Information —Taxation — United States Tax Consequences —Taxation of our Subsidiary Corporations.”
In addition, if we are not treated as a partnership for U.S. federal income tax purposes, we expect that we also would fail to qualify for the Section 883 Exemption in subsequent tax years and that any resulting imposition of U.S. federal income taxes would result in decreased cash available for distribution to common unitholders.

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
Common unitholders may be subject to income tax in one or more non-U.S. countries, including Canada, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require common unitholders to file a tax return with, and pay taxes to, those countries. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for distribution to common unitholders.
We intend that our affairs and the business of each of our subsidiaries is conducted and operated in a manner that minimizes foreign income taxes imposed upon us and our subsidiaries or which may be imposed upon you as a result of owning our common units. However, there is a risk that common unitholders will be subject to tax in one or more countries, including Canada, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. If common unitholders are subject to tax in any such country, common unitholders may be required to file a tax return with, and pay taxes to, that country based on their allocable share of our income. We may be required to reduce distributions to common unitholders on account of any withholding obligations imposed upon us by that country in respect of such allocation to common unitholders. The United States may not allow a tax credit for any foreign income taxes that common unitholders directly or indirectly incur. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for common unitholders.

Item 4.	Information on the Partnership
A. Overview, History and Development
Overview and History
Teekay LNG Partners L.P. is an international provider of marine transportation services for LNG, LPG and crude oil. We were formed in 2004 by Teekay Corporation (NYSE: TK), the world’s largest owner and operator of medium sized crude oil tankers, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate charters. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. Although we may acquire additional crude oil tankers from time to time, we view our Conventional tanker fleet primarily as a source of stable cash flow as we seek to continue to expand our LNG and LPG operations.
As of March 1, 2011, our fleet, excluding newbuildings, consisted of 17 LNG carriers (including the four RasGas 3 LNG Carriers and the two LNG carriers jointly owned with Exmar), 10 Suezmax-class crude oil tankers, one Handymax product tanker and two LPG carriers, all of which are double-hulled. Our fleet is young, with an average age of approximately six years for our LNG carriers, approximately six years for our Conventional tankers, and approximately one year for our LPG carriers, compared to world averages of 10, 8 and 16 years, respectively, as of December 31, 2010.
Our vessels operate under long-term, fixed-rate charters primarily with major energy and utility companies and Teekay Corporation. The average remaining term for these charters is approximately 16 years for our LNG carriers, approximately 9 years for our Conventional tankers (Suezmax and Handymax), and approximately 14 years for our LPG carriers, subject, in certain circumstances, to termination or vessel purchase rights.
Our fleet of existing LNG carriers currently has approximately 2.6 million cubic meters of total capacity. The aggregate capacity of our Conventional tanker fleet, including our recently acquired tankers, is approximately 1.6 million deadweight tonnes (dwt). Upon delivery of the three remaining LPG newbuilding carriers, the total capacity of our fleet of LPG carriers will increase to approximately 54,000 cubic meters.
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

B. Operations
Our Charters
We generate revenues by charging customers for the transportation of their LNG, LPG and crude oil using our vessels. These services are provided through either a time-charter or bareboat charter contract, where vessels are chartered to customers for a fixed period of time at rates that are generally fixed but may contain a variable component based on inflation, interest rates or current market rates.
Currently, all our vessels are employed on long-term charters. We do not anticipate earning revenues from voyage charters in the foreseeable future.
“Hire” rate refers to the basic payment from the customer for the use of a vessel. Hire is payable monthly, in advance, in U.S. Dollars or Euros, as specified in the charter. The hire rate generally includes two components — a capital cost component and an operating expense component. The capital component typically approximates the amount we are required to pay under vessel financing obligations and, for five of our existing Conventional tankers, adjusts for changes in the floating interest rates relating to the underlying vessel financing. The operating component, which adjusts annually for inflation, is intended to compensate us for vessel operating expenses and provide us a profit.
In addition, we may receive additional revenues beyond the fixed hire rate when current market rates exceed specified amounts under our time-charter for four Suezmax tankers, the Teide Spirit, Algeciras Spirit, Huelva Spirit and Tenerife Spirit.
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
LNG carriers transport LNG internationally between liquefaction facilities and import terminals. After natural gas is transported by pipeline from production fields to a liquefaction facility, it is supercooled to a temperature of approximately negative 260 degrees Fahrenheit. This process reduces its volume to approximately 1/600th of its volume in a gaseous state. The reduced volume facilitates economical storage and transportation by ship over long distances, enabling countries with limited natural gas reserves or limited access to long-distance transmission pipelines to import natural gas. LNG Carriers include a sophisticated containment system that holds the LNG and provides insulation to reduce the amount of LNG that boils off naturally. The natural boil off is either used as fuel to power the engines on the ship or it can be reliquefied and put back into the tanks. LNG is transported overseas in specially built tanks on double-hulled ships to a receiving terminal, where it is offloaded and stored in insulated tanks. In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state (or regasified) and then shipped by pipeline for distribution to natural gas customers.
With the exception of the Arctic Spirit and Polar Spirit which are the only two ships in the world that utilise the IHI SPB independent tank technology, the remainder of our fleet makes use of one of the GTT membrane containment systems. The GTT membrane systems are used in the majority of LNG tankers now being constructed. New LNG carriers are generally expected to have a lifespan of approximately 35 to 40 years. Unlike the oil tanker industry, there currently are no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2010 our LNG carriers had an average age of approximately six years, compared to the world LNG carrier fleet average age of approximately 10 years. In addition, as at that date, there were approximately 362 vessels in the world LNG fleet and approximately 22 additional LNG carriers under construction or on order for delivery through 2014.

The following table provides additional information about our LNG vessels as of December 31, 2010.

					Remaining
Vessel	Capacity	Delivery	Our Ownership	Charterer	Charter Term(1)
	(cubic meters)
Operating LNG carriers:
Hispania Spirit	137,814	2002	100%	Repsol YPF	12 years (3)
Catalunya Spirit	135,423	2003	100%	Gas Natural SDG	13 years (3)
Galicia Spirit	137,814	2004	100%	Uniòn Fenosa Gas	19 years (4)
Madrid Spirit	135,423	2004	Capital lease(2)	Repsol YPF Ras Laffan Liquefied	14 years (3)
Al Marrouna	149,539	2006	Capital lease(2)	Natural Gas Company Ltd. Ras Laffan Liquefied	16 years (5)
Al Areesh	148,786	2007	Capital lease(2)	Natural Gas Company Ltd. Ras Laffan Liquefied	16 years (5)
Al Daayen	148,853	2007	Capital lease(2)	Natural Gas Company Ltd. The Tangguh Production	16 years (5)
Tangguh Hiri	151,885	2008	69%	Sharing Contractors The Tangguh Production	18 years
Tangguh Sago	155,000	2009	69%	Sharing Contractors Ras Laffan Liquefied	18 years
Al Huwaila	214,176	2008	40%(6)	Natural Gas Company Ltd.(3) Ras Laffan Liquefied	22 years (3)
Al Kharsaah	214,198	2008	40%(6)	Natural Gas Company Ltd.(3) Ras Laffan Liquefied	22 years (3)
Al Shamal	213,536	2008	40%(6)	Natural Gas Company Ltd.(3) Ras Laffan Liquefied	22 years (3)
Al Khuwair	213,101	2008	40%(6)	Natural Gas Company Ltd.(3)	23 years (3)
Arctic Spirit	87,305	1993	99%	Teekay Corporation	7 years (5)
Polar Spirit	87,305	1993	99%	Teekay Corporation	7 years (5)
Excelsior	138,087	2005	50%(7)	Excelerate Energy LP	14 years (3)
Excalibur	138,000	2002	50%(7)	Excelerate Energy LP	11 years

Total Capacity:	2,606,245

(1)	Each of our time-charters are subject to certain termination and purchase provisions.

(2)	We lease the vessel under a tax lease arrangement. Please read Item 18 — Financial Statements: Note 5 — Leases and Restricted Cash.

(3)	The charterer has two options to extend the term for an additional five years each.

(4)	The charterer has one option to extend the term for an additional five years.

(5)	The charterer has three options to extend the term for an additional five years each.

(6)	The RasGas 3 LNG Carriers are accounted for under the equity method.

(7)	The Excelsior and Excalibur LNG carriers are accounted for under the equity method.
The following table presents the percentage of consolidated voyage revenues for customers that accounted for more than 10% of our consolidated voyage revenues during 2010, 2009 and 2008.

	Year Ended December 31,
	2010	2009	2008
Ras Laffan Liquefied Natural Gas Company Ltd.	18%	20%	22%
Repsol YPF, S.A.	14%	15%	18%
The Tangguh Production Sharing Contractors	11%	Less than 10%	—
Teekay Corporation	10%	11%	Less than 10%
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
As of December 31, 2010, the worldwide LPG tanker fleet consisted of approximately 1,189 vessels with an average age of approximately 16 years and approximately 121 additional LPG vessels were on order for delivery through 2014. LPG carriers range in size from approximately 500 to approximately 70,000 cubic meters. Approximately 55% of the worldwide fleet is less than 5,000 cubic meters (in terms of vessel numbers). New LPG carriers are generally expected to have a lifespan of approximately 30 to 35 years.

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
The following table provides additional information about our LPG carriers as of December 31, 2010:

Vessel	Capacity	Delivery / Expected Delivery	Ownership	Charterer	Remaining Charter Term
	(cubic meters)

Operating LPG carriers:
Norgas Pan(1)	10,000	2009	100%	I.M. Skaguen ASA	13 years
Norgas Cathinka(1)	10,000	2009	100%	I.M. Skaguen ASA	14 years
Newbuildings:
Norgas Camilla(1)	10,000	2011		I.M. Skaguen ASA	15 years
Dingheng Jiangsu 1(2)	12,000	2011		I.M. Skaguen ASA	15 years
Dingheng Jiangsu 2 (2)	12,000	2011		I.M. Skaguen ASA	15 years

Total Capacity:	54,000

(1)
In December 2006, we agreed to acquire three LPG carriers from Skaugen (or the Skaugen LPG Carriers) upon their deliveries for approximately $33 million per vessel. Two vessels were delivered in April and November 2009 and the third vessel is scheduled to be delivered in 2011.

(2)
In July 2008, subsidiaries of Teekay Corporation (or the Skaugen Multigas Subsidiaries) purchased two technically advanced 12,000-cubic meter newbuilding Multigas ships from Skaugen subsidiaries and we will acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon their deliveries for approximately $53 million per vessel. Both vessels are expected to be delivered in 2011.

We sold the 7,392-cubic meter LPG vessel, the Dania Spirit, in November 2010.
Conventional Tanker Segment
Oil has been the world’s primary energy source for decades. Seaborne crude oil transportation is a mature industry. The two main types of oil tanker operators are major oil companies (including state-owned companies) that generally operate captive fleets, and independent operators that charter out their vessels for voyage or time-charter use. Most conventional oil tankers controlled by independent fleet operators are hired for one or a few voyages at a time at fluctuating market rates based on the existing tanker supply and demand. These charter rates are extremely sensitive to this balance of supply and demand, and small changes in tanker utilization have historically led to relatively large short-term rate changes. Long-term, fixed-rate charters for crude oil transportation, such as those applicable to our Conventional tanker fleet, are less typical in the industry. As used in this discussion, “conventional” oil tankers exclude those vessels that can carry dry bulk and ore, tankers that currently are used for storage purposes and shuttle tankers that are designed to transport oil from offshore production platforms to onshore storage and refinery facilities.
Oil tanker demand is primarily a function of several factors, primarily the locations of oil production, refining and consumption and world oil demand and supply, while oil tanker supply is primarily a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage.
The majority of crude oil tankers range in size from approximately 80,000 to approximately 320,000 dwt. Suezmax tankers, which typically range from 120,000 to 200,000 dwt, are the mid-size of the various primary oil tanker types. As of December 31, 2010, the world tanker fleet included 376 conventional Suezmax tankers, representing approximately 13% of worldwide oil tanker capacity, excluding tankers under 10,000 dwt.
As of December 31, 2010 our Conventional tankers had an average age of approximately six years, compared to the average age of eight years for the world conventional tanker fleet. New Conventional tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life.
The following table provides additional information about our Conventional oil tankers as of December 31, 2010:

Tanker(1)	Capacity	Delivery	Our Ownership		Charterer	Remaining Charter Term
	(dwt)
Operating Conventional tankers:
Tenerife Spirit	149,999	2000	Capital lease	(2)	CEPSA	10 years	(3)
Algeciras Spirit	149,999	2000	Capital lease	(2)	CEPSA	10 years	(3)
Huelva Spirit	149,999	2001	Capital lease	(2)	CEPSA	11 years	(3)
Teide Spirit	149,999	2004	Capital lease	(2)	CEPSA	14 years	(3)
Toledo Spirit	159,342	2005	Capital lease	(2)	CEPSA	15 years	(3)
European Spirit	151,849	2003	100%		ConocoPhillips	5 years	(4)
African Spirit	151,736	2003	100%		ConocoPhillips	5 years	(4)
Asian Spirit	151,693	2004	100%		ConocoPhillips	5 years	(4)
Bermuda Spirit	159,000	2009	100%		Centrofin	10 years	(5)
Hamilton Spirit	159,000	2009	100%		Centrofin	10 years	(5)
Alexander Spirit	40,083	2007	100%		Caltex Australian Petroleum Pty Ltd.	9 years

Total Capacity:	1,572,699

(1)	The Conventional tankers listed in the table are all Suezmax tankers, with the exception of the Alexander Spirit which is a Handymax tanker.

(2)
We are the lessee under a capital lease arrangement and are required to purchase the vessel after the end of their respective lease terms for a fixed price. The purchase of these vessels may occur in late-2011. Please read Item 18 — Financial Statements: Note 5 — Leases and Restricted Cash.

(3)	Compania Espanole de Petroleos, S.A. (or CEPSA) has the right to terminate the time-charter 13 years after the original delivery date.

(4)
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

(5)
Centrofin Management Inc. has the option to purchase the two vessels, exercisable after the end of five years and every year after until the end of the charter agreement. The purchase option ranges between $53.8 million after five years to $29.4 million at the end of the charter.

CEPSA accounted for 12%, 13% and 21% of our 2010, 2009 and 2008 Conventional tanker revenues, respectively. No other Conventional tanker customer accounted for 10% or more of our revenues during any of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.
Business Strategies
Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:
•
Acquire new LNG and LPG carriers built to project specifications after long-term, fixed-rate time-charters have been awarded for the LNG and LPG projects. Our LNG and LPG carriers are built or will be built to customer specifications included in the related long-term, fixed-rate time-charters for the vessels. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term, fixed-rate charters for the projects have been awarded, rather than ordering vessels on a speculative basis. We believe this approach is preferable to speculative newbuilding because it:

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

•
Manage our Conventional tanker fleet to provide stable cash flows. The remaining terms for our existing long-term Conventional tanker charters are 5 to 15 years. We believe the fixed-rate time-charters for our tanker fleet provide us stable cash flows during their terms and a source of funding for expanding our LNG and LPG operations. Depending on prevailing market conditions during and at the end of each existing charter, we may seek to extend the charter, enter into a new charter, operate the vessel on the spot market or sell the vessel, in an effort to maximize returns on our Conventional tanker fleet while managing residual risk.

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
In addition, Teekay Corporation’s day-to-day focus on cost control is applied to our operations. In 2003, Teekay Corporation and two other shipping companies established a purchasing cooperation agreement called the TBW Alliance, which leverages the purchasing power of the combined fleets, mainly in such commodity areas as marine lubricants, coatings and chemicals and gases. Through our arrangements with Teekay Corporation, we benefit from this purchasing alliance.
We believe that the generally uniform design of some of our existing and newbuilding vessels and the adoption of common equipment standards provides operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering.
Risk of Loss, Insurance and Risk Management
The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of crude oil, petroleum products, LNG and LPG is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. The occurrence of any of these events may result in loss of revenues or increased costs.
We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collision, grounding and weather. Protection and indemnity insurance indemnifies us against liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism) and, for some of our LNG carriers, loss of revenues resulting from vessel off-hire time due to a marine casualty. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution.
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
Teekay Corporation has achieved certification under the standards reflected in International Standards Organization’s (or ISO) 9001 for quality assurance, ISO 14001 for environment management systems, Occupational Health and Safety Advisory Services 18001, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

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
The EU has also adopted legislation (directive 2009/16/Econ Port State Control) that: bans manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years, after July 2003) from European waters; creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The EU is also considering the adoption of criminal sanctions for certain pollution events, including improper cleaning of tanks.
The EU Directive 33/2005 (or the Directive) came into force on January 1, 2010. Under this legislation, vessels are required to burn fuel with sulphur content below 0.1% while berthed or anchored in an EU port (also the California Air Resources Board (CARB) will require vessels to burn fuel with 0.1% sulphur content or less within 24 nautical miles of California as of January 1, 2012. As of January 1, 2015, all vessels operating within Emissions Control Areas (ECA) worldwide must comply with 0.1% sulphur requirements). Currently, the only grade of fuel meeting this low sulphur content requirement is low sulphur marine gas oil (or LSMGO). From July 1, 2010, the reduction of applical sulphur content limits in the North Sea, the Baltic Sea and the English Channel sulphur control areas will be 0.1%. Certain modifications were completed on our Suezmax tankers in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO), and to ensure our compliance with this Directive. In addition, LSMGO is more expensive than HFO and this will impact the costs of operations. However, for vessels employed on fixed-term business, all fuel costs, including any increases, are borne by the charterer.
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
OPA 90 also requires owners and operators of vessels to establish and maintain with the United States Coast Guard (or Coast Guard) evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The Coast Guard has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA.Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to approval by the Coast Guard. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by using self-insurance for certain vessels and obtaining financial guaranties from a third party for the remaining vessels. If other vessels in our fleet trade into the United States in the future, we expect to provide guaranties through self-insurance or obtain guaranties from third-party insurers.
OPA 90 and CERCLA permit individual U. S. states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. Several coastal states, such as California and Alaska require state-specific evidence of financial responsibility and vessel response plans. We intend to comply with all applicable state regulations in the ports where our vessels call.
Owners or operators of vessels, including tankers operating in U.S. waters are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:
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

Since January 2009, several environmental groups and industry associations have filed challenges in U.S. federal courts to the EPA’s issuance of the Vessel General Permit; these cases were recently settled, and EPA must issue a new Vessel General Permit by November 2011, with the Final Vessel General Permit issued by November 2012.
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
The following is a list of our significant subsidiaries as at December 31, 2010:

Name of Significant Subsidiary	Ownership	State or Jurisdiction of Incorporation

Teekay LNG Operating L.L.C.	100%	Marshall Islands
Naviera Teekay Gas, SL	100%	Spain
Naviera Teekay Gas II, SL	100%	Spain
Teekay Shipping Spain SL	100%	Spain
Teekay Spain SL	100%	Spain
Teekay II Iberia SL	100%	Spain
Naviera Teekay Gas IV, SL	100%	Spain
Teekay Luxembourg Sarl	100%	Luxembourg
Teekay Nakilat Holdings Corporation	100%	Marshall Islands
Teekay Nakilat Corporation	70%	Marshall Islands
Teekay Nakilat (II) Limited	70%	United Kingdom
Al Marrouna Inc.	70%	Marshall Islands
Al Daayen Inc.	70%	Marshall Islands
Al Areesh Inc.	70%	Marshall Islands
Teekay Nakilat (III) Holdings Corporation	100%	Marshall Islands
Teekay LNG Holdings L.P.	99%	United States

Item 4A.	Unresolved Staff Comments
Not applicable.

Item 5.	Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. We were formed in 2004 by Teekay Corporation, the world’s largest owner and operator of medium sized crude oil tankers, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate charters. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. Although we may acquire additional crude oil tankers from time to time, we view our conventional tanker fleet primarily as a source of stable cash flow as we seek to expand our LNG and LPG operations.
Our primary goal is to increase our quarterly distributions to unitholders. During the year ended December 31, 2010, we increased our quarterly distribution from $0.57 per unit to $0.60 per unit beginning with the quarterly distribution paid in May 2010. We further increased our quarterly distribution to $0.63 per unit beginning with the quarterly distribution paid in February 2011.
SIGNIFICANT DEVELOPMENTS IN 2010
Acquisition of Three Conventional Tankers
On March 17, 2010, we acquired from Teekay Corporation two 2009-built 159,000 deadweight tonne Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, and a 2007-built 40,083 deadweight tonne Handymax Product tanker, the Alexander Spirit, and the associated fixed-rate contracts for a total cost of $160 million. The remaining charter terms for these vessels as of December 31, 2010 are 10 years, 10 years and 9 years, respectively. We financed the acquisition by assuming $126 million of debt, borrowing $24 million under existing revolving credit facilities and using $10 million of cash. In addition, we acquired approximately $15 million of working capital in exchange for a short-term vendor loan from Teekay Corporation. As a result of these acquisitions, we increased our quarterly cash distribution by $0.03 per unit beginning with the quarterly distribution paid in May 2010.
Conversion of Subordinated Units
On April 1, 2010, our remaining 7.4 million subordinated units converted to common units on a one-for-one basis.
Equity Offering
On July 15, 2010, we completed a direct equity placement of approximately 1.7 million common units at a price of $29.18 per unit, for net proceeds of approximately $51 million, including our general partner’s 2% proportionate capital contribution. We used the net proceeds from the offering to prepay a portion of one of our revolving credit facilities and for general partnership purposes.
Exmar Joint Ventures
On November 4, 2010, we acquired a 50% interest in one regas LNG carrier (or Excelsior Joint Venture) and a 50% interest in one conventional LNG carrier (or Excalibur Joint Venture) from Exmar NV for a total purchase price of approximately $72.5 million, net of assumed debt. We financed $37.3 million of the purchase price by issuing to Exmar NV approximately 1.1 million new common units with the balance financed by drawing on one of our revolving credit facilities. As part of the transaction we agreed to guarantee 50% of the $206 million of debt secured by the Excelsior and Excalibur Joint Ventures. Exmar NV retains the other 50% ownership interest in these joint ventures. The two vessels acquired are the 2002-built Excalibur, a conventional LNG carrier, and the 2005-built Excelsior, a specialized gas carrier that can both transport and regasify LNG onboard. Both vessels are on long-term, fixed-rate charter contracts to Excelerate Energy LP for firm periods until 2022 and 2025, respectively.
Sale of Dania Spirit
On November 5, 2010, we sold one of our LPG carriers, the Dania Spirit for proceeds of $21.5 million, resulting in a gain of $4.3 million.
OTHER SIGNIFICANT PROJECTS
Skaugen LPG Project
We have an agreement to acquire upon delivery one LPG carrier from Skaugen for a purchase price of approximately $33 million. The vessel is expected to be delivered in 2011 and upon delivery; the vessel will be chartered at fixed rates for 15 years to Skaugen.
Skaugen Multigas Carriers
In July 2008, Skaugen Multigas Subsidiaries signed contracts for the purchase from Skaugen of two technically advanced 12,000-cubic meter newbuilding Multigas vessels (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene. We, in turn, agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery for a total cost of approximately $106 million. Both vessels are scheduled to be delivered in 2011. Upon delivery, each vessel will commence service under 15-year fixed-rate charters to Skaugen.

Angola LNG Project
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers to the Angola LNG Project. The Angola LNG Project involves the collection and transportation of gas from offshore production facilities to an onshore LNG processing plant at Soyo, located in northwest Angola. The Project is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively.
Teekay Corporation has offered to us, and we have agreed to purchase, its 33% ownership interest in these vessels and related charter contract at a total equity purchase price of approximately $73 million (net of assumed debt) subject to adjustment based on actual costs incurred at the time of delivery. We will acquire the ownership interests and pay a proportionate share of the purchase price as each vessel is delivered. The vessels are scheduled for delivery during the fall of 2011 and in the first quarter of 2012.
Each of the four newbuilding LNG carriers will be chartered at fixed rates, subject to inflation adjustments, to the Angola LNG Project for a period of 20 years upon delivery from the shipyard, with two extension periods for five years each. The charterer has the option to terminate the charter upon 120 days notice and payment of an early termination fee, which would equal approximately 50% of the fully built-up cost of the vessel. The charterer may also terminate the charter under other circumstances typical in our long-term charters, such as excessive off-hire during which we do not provide a replacement vessel, or certain force majeure events.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:
Voyage Revenues. Voyage revenues currently include revenues only from time-charters accounted for under operating and direct financing leases. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between time and voyage charters. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.
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
Income from Vessel Operations. To assist us in evaluating our operations by segment, we sometimes analyze the income we receive from each segment after deducting operating expenses, but prior to the deduction of interest expense, taxes, foreign currency and derivative gains or losses and other income and losses. For more information, please read Item 18 — Financial Statements: Note 4 — Segment Reporting.
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
RESULTS OF OPERATIONS
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance and may affect our future performance are listed below:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In April 2008, we acquired interests in two LNG carriers, the Arctic Spirit and the Polar Spirit (collectively, the Kenai LNG Carriers), from Teekay Corporation and in March 2010, we acquired interests in two Suezmax vessels, the Bermuda Spirit and the Hamilton Spirit (collectively, the Centrofin Suezmaxes), and a Handymax Product tanker, the Alexander Spirit, from Teekay Corporation. These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our financial statements reflect these vessels and their results of operations referred to herein as the Dropdown Predecessor as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation, which were December 13 and 14, 2007 (the two Kenai LNG Carriers), May 27, 2009 (Bermuda Spirit), June 24, 2009 (Hamilton Spirit) and September 3, 2009 (Alexander Spirit).

•
Our financial results reflect the consolidation of Teekay Tangguh, Teekay Nakilat (III) and the Skaugen Multigas Carriers prior to our purchase of interests in those entities that own those vessels. In November 2006, we entered into an agreement with Teekay Corporation to purchase (a) its 100% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or Teekay Tangguh Joint Venture), and (b) its 100% ownership in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), which owns a 40% interest in Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture). We ultimately acquired 99% of Teekay Corporation’s interest in Teekay Tangguh, essentially giving us a 69% interest in the Teekay Tangguh Joint Venture. We were required to consolidate Teekay Tangguh in our consolidated financial statements since November 1, 2006, even before we acquired this entity on August 10, 2009, as it was a variable interest entity and we were its primary beneficiary. We likewise consolidated in our financial statements Teekay Nakilat (III) as a variable interest entity of which we were the primary beneficiary from November 1, 2006 until we purchased it on May 6, 2008. Subsequent to May 6, 2008, Teekay Nakilat (III) was no longer a variable interest entity and we are required to consolidate Teekay Nakilat (III) as we have voting control.

On July 28, 2008, the Skaugen Multigas Subsidiairies signed contracts for the purchase of the two Skaugen Multigas Carriers from subsidiaries of Skaugen. As described above, we have agreed to acquire the Skaugen Multigas Subsidiaries that own the Skaugen Multigas Carriers from Teekay Corporation upon delivery of the vessels. Since July 28, 2008, we have consolidated these ship-owning companies in our financial statements as variable interest entities as we are the primary beneficiary.

Please read Item 18 — Financial Statements: Notes 11(e), 11(f) and 11(i) — Related Party Transactions and Note 13(a) — Commitments and Contingencies.
•
Our financial results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income (loss) as our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates and spot tanker rates fluctuate relating to our interest rate swaps and to the agreement we have with Teekay Corporation for the Suezmax tanker Toledo Spirit time-charter contract, respectively. Please read Item 18 — Financial Statements: Note 11(g) — Related Party Transactions and Note 12 — Derivative Instruments. The unrealized gains or losses relating to the change in fair value of our derivative instruments do not impact our cash flows.

•
Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, unearned revenue, advances from affiliates, obligations under capital lease and long-term debt) are revalued and reported based on the prevailing exchange rate at the end of the period. These foreign currency translations fluctuate based on the strength of the U.S. dollar relative mainly to the Euro and are included in our results of operations. The translation of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange gains or losses but do not impact our cash flows.

•
The size of our fleet changes. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. Please read “Liquefied Gas Segment” below and “Other Significant Projects” above for further details about certain prior and future vessel deliveries.

•
Four of our Suezmax tankers earns revenues based partly on spot market rates. The time-charter for four Suezmax tankers, the Teide Spirit, Algeciras Spirit, Huelva Spirit and Tenerife Spirit contain a component providing for additional revenues to us beyond the fixed-hire rate when spot market rates exceed certain threshold amounts. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed-hire rate, our results at the end of each fiscal year may continue to be influenced, in part, by the variable component of the charters.

•
Vessel operating and other costs are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to growth in the world fleet. This shortage resulted in significant crew wage increases during 2008, to a lesser degree in 2009 and during the first half of 2010. We expect that going forward, there will be more upward pressure on crew compensation which will result in higher manning costs as we keep pace with market conditions. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase operating expenditures. We continue to take measures to improve operational efficiencies and mitigate the impact of inflation and price escalations; however, we believe that future operational costs will increase.

•
The amount and timing of drydockings of our vessels can significantly affect our revenues between periods. Our vessels are off-hire at various points of time due to scheduled and unscheduled maintenance. During the year ended December 31, 2010, 2009 and 2008, we had 197, 70 and 123 off-hire days relating to drydocking, respectively. The financial impact from these periods of off-hire, if material, is explained in further detail below. Five vessels are scheduled for drydocking in 2011.

Year Ended December 31, 2010 versus Year Ended December 31, 2009
Liquefied Gas Segment
Our fleet includes 17 LNG carriers (including our 40% interest in four LNG carriers that are accounted for under the equity method (or the RasGas 3 LNG Carriers), our 69% interest in the Tangguh Joint Venture, which owns the Tangguh Hiri and the Tangguh Sago (or the Tangguh LNG Carriers), our 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers), our 99% interest in the Arctic Spirit and Polar Spirit LNG carriers (or the Kenai LNG Carriers), our 50% interest in the Excelsior Joint Venture and our 50% interest in the Excalibur Joint Venture) and two LPG carriers. All of our LNG and LPG carriers operate under long-term, fixed-rate time-charters. We expect our liquefied gas segment to increase due to the following:
•	We have agreed to acquire an LPG carrier for approximately $33 million upon its delivery scheduled in 2011. Please read Item 18 — Financial Statements: Note 13(b) — Commitments and Contingencies.
•
We have agreed to acquire the Skaugen Multigas Carriers from Teekay Corporation for a total cost of approximately $106 million upon the vessel deliveries, which are scheduled for 2011. Please read Item 18 — Financial Statements: Note 11(i) — Related Party Transactions and Note 13(a) — Commitments and Contingencies.

•
We have agreed to acquire Teekay Corporation’s 33% ownership interest in the consortium relating to the Angola LNG Project deliveries of the related four newbuilding LNG carriers, which are scheduled for 2011 and 2012. Please read Item 18 — Financial Statements: Note 16(a) — Other Information.

The following tables compare our liquefied gas segment’s operating results for the years ended December 31, 2010 and 2009, and compare its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2010 and 2009, to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars, except revenue days,	Year Ended December 31,
calendar-ship-days and percentages)	2010	2009	% Change

Voyage revenues	264,816	252,854	4.7
Voyage expenses	29	1,018	(97.2)

Net voyage revenues	264,787	251,836	5.1
Vessel operating expenses	46,496	50,919	(8.7)
Depreciation and amortization	60,954	59,088	3.2
General and administrative (1)	12,239	11,033	10.9
Gain on sale of vessel	(4,340)	—	100.0
Restructuring charge	—	1,381	(100.0)

Income from vessel operations	149,438	129,415	15.5

Operating Data:
Revenue Days (A)	5,005	4,491	11.4
Calendar-Ship-Days (B)	5,051	4,637	8.9
Utilization (A)/(B)	99.1%	96.9%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
Our liquefied gas segment’s operating results included 11 LNG (not including the four RasGas 3 LNG Carriers or the two LNG carriers jointly owned with Exmar that are accounted for under the equity method) and 3 LPG carriers (including the Dania Spirit that was sold on November 5, 2010) during the year ended December 31, 2010 and 2009, respectively. Our total calendar-ship-days increased by 9% to 5,051 days in the year ended December 31, 2010 from 4,637 days in the year ended December 31, 2009 as a result of the Tangguh Sago, Norgas Pan and Norgas Cathinka deliveries in March, April and November 2009, respectively, partially offset by the sale of the Dania Spirit in November 2010.

During the year ended December 31, 2010, three of our gas carriers, the Arctic Spirit, Dania Spirit and Hispania Spirit were off-hire for approximately 22 days, 22 days and 2 days, respectively, relating to scheduled drydockings and in-water surveys, compared to 71 off-hire days in 2009.
Net Voyage Revenues. Net voyage revenues increased during 2010 compared to 2009, primarily as a result of:
•
an increase of $11.0 million due to the commencement of the time-charter for the Tangguh Sago in May 2009 and an increase in the time-charter rate for the Tangguh Hiri relating to the operating element of the time-charter;

•	an increase of $4.1 million due to the commencement of the time-charters for the Norgas Pan and the Norgas Cathinka in April and November 2009, respectively; and
•	an increase of $4.0 million due to the Galacia Spirit and Madrid Spirit not having any off-hire days in 2010, compared to 53 off-hire days in 2009 relating to scheduled drydockings;
partially offset by
•	a decrease of $2.9 million, due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar compared to the same periods last year;
•	a decrease of $1.2 million due to a decrease in the hire rates for the Arctic Spirit and Polar Spirit as compared to the same periods last year as a result of crewing rate adjustments;
•	a decrease of $1.1 million due to the Arctic Spirit being off-hire for 22 days in the first quarter of 2010 for a scheduled drydock; and
•	a decrease of $0.7 million due to the sale of the Dania Spirit on November 5, 2010.
Vessel Operating Expenses. Vessel operating expenses decreased during 2010 compared to 2009, primarily as a result of:
•
a decrease of $1.7 million due (a) to the Arctic Spirit being without a charter for most of 2010 and as a result, operating with a reduced number of crew on board and with reduced repair and maintenance activities and (b) decreased crew and manning costs upon the change of manning agency services of the Kenai LNG Carriers in October 2009;

•	a decrease of $1.8 million due to our electing to cancel our loss-of-hire insurance in 2009 and self insuring and a reduction in manning levels for certain of our LNG carriers;
•	a decrease of $1.1 million due to the effect on our Euro-denominated expenses from the weakening of the Euro against the U.S. Dollar compared to the same periods last year; and
•	a decrease of $0.7 million due to the sale of the Dania Spirit on November 5, 2010;
partially offset by
•
an increase of $0.9 million due to additional crew training expenses and crew manning relating to the delivery of the Tangguh Sago in March 2009 and commencement of its time-charter contract in May 2009.

Depreciation and Amortization. Depreciation and amortization increased during 2010 compared to 2009, primarily as a result of:
•	an increase of $1.9 million relating to depreciation of drydock expenditures incurred during the third and fourth quarters of 2009 and the first quarter of 2010; and
•	an increase of $1.1 million from the delivery of the Norgas Pan and Norgas Cathinka in April and November 2009, respectively;
partially offset by
•
a decrease of $1.1 million from the delivery of the Tangguh Sago in March 2009, prior to the commencement of the external time-charter contract in May 2009 which is accounted for as a direct financing lease; and

•	a decrease of $0.3 million due to the sale of the Dania Spirit on November 5, 2010.
Gain on sale of vessel. The $4.3 million gain on sale of vessel in 2010 relates to the sale of the Dania Spirit on November 5, 2010 for proceeds of $21.5 million.
Conventional Tanker Segment
Our fleet includes ten Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker. All of our conventional tankers operate under long-term, fixed-rate time-charters.
On March 17, 2010, we purchased from Teekay Corporation the two 2009-built Centrofin Suezmaxes and a 2007-built Handymax Product tanker, the Alexander Spirit. These vessels have been included in our results as if they were acquired on May 27, 2009 (Bermuda Spirit), June 24, 2009 (Hamilton Spirit) and September 3, 2009 (Alexander Spirit). As a result of these acquisitions, our total conventional tanker segment calendar ship days increased by 16% to 4,015 days for the year ended December 31, 2010 from 3,448 days for the year ended December 31, 2009.

The following tables compare our conventional tanker segment’s operating results for the year ended December 31, 2010 and 2009, and compare its net voyage revenues (which is a non-GAAP financial measure) for the year ended December 31, 2010 and 2009 to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. dollars, except revenue days,	Year Ended December 31,
calendar-ship-days and percentages)	2010	2009	% Change

Voyage revenues	109,192	90,194	21.1
Voyage expenses	2,013	1,016	98.1

Net voyage revenues	107,179	89,178	20.2
Vessel operating expenses	38,081	31,455	21.1
Depreciation and amortization	28,393	23,598	20.3
General and administrative (1)	11,008	8,731	26.1
Restructuring charge	175	1,869	(90.6)

Income from vessel operations	29,522	23,525	25.5

Operating Data:
Revenue Days (A)	3,864	3,426	12.8
Calendar-Ship-Days (B)	4,015	3,448	16.4
Utilization (A)/(B)	96.2%	99.4%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
Net Voyage Revenues. Net voyage revenues increased during 2010 compared to 2009, primarily as a result of:
•	an increase of $10.2 million due to the commencement of the time-charters for the two Centrofin Suezmaxes in May and June 2009;
•	an increase of $9.2 million due to the acquisition of the Alexander Spirit in September 2009 by Teekay Corporation;
•
an increase of $1.2 million relating to higher revenues earned on four Suezmax tankers (Teide Spirit, Algeciras Spirit, Huelva Spirit and Tenerife Spirit) due to market rates exceeding specified amounts under our time charter (the time charter for the four Suezmax vessels contain a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts);

•
an increase of $1.0 million relating to higher revenues earned by the Toledo Spirit relating to the agreement between us and Teekay Corporation for the Toledo Spirit time-charter contract (however, we had a corresponding increase in our realized loss on derivatives; therefore this increase and future increases or decreases related to this agreement did not and will not affect our cash flow or net income (loss)); and

•	an increase of $0.4 million due to the Teide Spirit being off-hire for 16 days during 2009 for a scheduled drydock;
partially offset by
•	a decrease of $3.8 million due to the Tenerife Spirit, Algeciras Spirit and Toledo Spirit being off-hire for 73, 63 and 15 days, respectively, during 2010 for scheduled drydockings; and
•
a decrease of $0.2 million due to interest-rate adjustments to the daily charter rates under the time-charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we also had corresponding decreases in our lease payments, which are reflected as decreases to interest expense).

Vessel Operating Expenses. Vessel operating expenses increased during 2010 compared to 2009, primarily as a result of:
•
an increase of $7.2 million for the year ended December 31, 2010, from the delivery of the two Centrofin Suezmaxes in May and June 2009 and the acquisition of the Alexander Spirit by Teekay Corporation in September 2009;

partially offset by
•	a decrease of $0.6 million due to the change in nationality of some of the seafarers on certain of our vessels during 2010 and 2009 as part of our restructuring plan.
Depreciation and Amortization. Depreciation and amortization increased during 2010 compared to 2009, as a result of the delivery of the two Centrofin Suezmaxes in May and June 2009 and the acquisition of the Alexander Spirit by Teekay Corporation in September 2009.

Other Operating Results
General and Administrative Expenses. General and administrative expenses increased 18% to $23.2 million for 2010, from $19.8 million for 2009, primarily as a result of:
•	an increase of $2.0 million paid to Teekay Corporation for its support of the successful purchase of the Excalibur and Excelsior Joint Ventures on November 4, 2010;
•	an increase of $0.8 million attributable to the operations of the Centrofin Suezmaxes and the Alexander Spirit for a full year; which were acquired from Teekay Corporation in early 2010;
•	an increase of $0.4 million related to a full year of ship management service fees incurred on our Spanish vessels compared to a partial year in 2009;
•	an increase of $0.4 million associated with corporate services provided to us by Teekay Corporation; and
•	an increase of $0.2 million related to an increase in corporate services fees for the Tangguh Joint Venture and Teekay Nakilat as agreed to by the respective joint ventures;
partially offset by
•	a decrease of $0.5 million due to lower expenses incurred in our Spain office as a result of our 2009 restructuring plan.
Restructuring Charge. During 2009, we restructured certain ship management functions from our office in Spain to a subsidiary of Teekay Corporation and changed the nationality of certain seafarer positions. During the year ended December 31, 2009, we incurred $3.3 million in connection with these restructuring plans compared to a nominal amount for 2010.
Interest Expense. Interest expense decreased to $49.0 million for 2010, from $60.5 million for 2009. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. This decrease was primarily the result of:
•
a decrease of $7.8 million from the scheduled loan payments on the LNG carrier Catalunya Spirit, and scheduled capital lease repayments on the LNG carrier Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in interest income from restricted cash);

•	a decrease of $4.3 million due to principal debt repayments made during 2010 and the third and fourth quarters of 2009 and a decrease of the LIBOR rates relating to our variable-rate debts;
•	a decrease of $1.2 million due to the effect on our Euro-denominated debt from the weakening of the Euro against the U.S. Dollar during 2010; and
•
a decrease of $0.2 million from declining interest rates on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time-charter contracts for these vessels, we also had decreases in charter receipts, which are reflected as decreases to voyage revenues);

partially offset by
•	an increase of $0.4 million relating to the interest expense attributable to a full year of operations of the Centrofin Suezmaxes and the Alexander Spirit compared to a partial year during 2009;
•	an increase of $1.1 million relating to higher amortization of deferred debt issuance costs; and
•	an increase of $0.5 million relating to one of our debt facilities which became available in October 2009.
Interest Income. Interest income decreased to $7.2 million for 2010, from $13.9 million for 2009. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. This decrease was primarily as a result of:
•	a decrease of $4.8 million due to scheduled capital lease repayments on one of our LNG carriers which was funded from restricted cash;
•	a decrease of $1.5 million due to decreases in LIBOR rates relating to the restricted cash in Teekay Nakilat that is used to fund capital lease payments for the RasGas II LNG Carriers; and
•	a decrease of $0.3 million due to the due to the weakening of the Euro against the U.S. Dollar during 2010.

Realized and Unrealized Loss on Derivative Instruments. Net realized and unrealized losses on derivative instruments increased to a loss of $78.7 million for 2010, from a loss of $41.0 million for 2009 as set forth in the table below.

	Year Ended			Year Ended
	December 31, 2010			December 31, 2009
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total

Interest rate swap agreements	(42,495)	(34,906)	(77,401)	(36,222)	(11,143)	(47,365)
Toledo Spirit time-charter derivative	(1,919)	600	(1,319)	(940)	7,355	6,415

	(44,414)	(34,306)	(78,720)	(37,162)	(3,788)	(40,950)

Foreign Currency Exchange Gains (Losses). Foreign currency exchange gains (losses) were $27.5 million and ($10.8) million for the years ended December 31, 2010 and 2009, respectively. These foreign currency exchange gains and losses, substantially all of which were unrealized, are due primarily to the relevant period-end revaluation of our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes. Gains reflect a strengthening U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation.
Equity Income. Equity income was $8.0 million for 2010, compared to $27.6 million for 2009. This change is primarily due to a decrease in RasGas 3 Joint Venture’s unrealized gains on derivatives for 2010, as compared to 2009 and combined with an increase in equity income relating to the Excelsior and Excalibur Joint Ventures which were acquired in November 2010. The unrealized (loss) gain on interest rate swaps included in equity income for the years ended December 31, 2010 and 2009 was ($6.5) million and $10.9 million, respectively.
Year Ended December 31, 2009 versus Year Ended December 31, 2008
Liquefied Gas Segment
We operated 18 LNG and LPG carriers (including our 40% interest in four LNG carriers which are accounted for under the equity method following their deliveries between May and July 2008) during 2009 and 15 LNG and LPG carriers in 2008. On April 1, 2008, we purchased from Teekay Corporation the two Kenai LNG Carriers, the Arctic Spirit and the Polar Spirit; however, as they are included among the vessels constituting the Dropdown Predecessor, they have been included in our results as if they were acquired on December 13 and 14, 2007, respectively, when they began operations under the ownership of Teekay Corporation. The Tannguh Hiri, Tangguh Sago, Norgas Pan and Norgas Camilla delivered on November 2008, March 2009, April 2009 and November 2009, respectively. As a result our total calendar ship days increased by 25% to 4,637 days in 2009 from 3,701 days in 2008. In August 2009, we purchased from Teekay Corporation the Tangguh LNG Carriers however, as Teekay Tangguh was a variable interest entity in which we were the primary beneficiary, it has been included in our results since November 2006.
The following tables compare our liquefied gas segment’s operating results for the years ended 2009 and 2008, and compare its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2009 and 2008, to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars, except revenue days,	Year Ended December 31,
calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	252,854	222,318	13.7
Voyage expenses	1,018	1,397	(27.1)

Net voyage revenues	251,836	220,921	14.0
Vessel operating expenses	50,919	49,400	3.1
Depreciation and amortization	59,088	57,880	2.1
General and administrative (1)	11,033	11,247	(1.9)
Restructuring charge	1,381	—	100.0

Income from vessel operations	129,415	102,394	26.4

Operating Data:
Revenue Days (A)	4,491	3,631	23.7
Calendar-Ship-Days (B)	4,637	3,701	25.3
Utilization (A)/(B)	96.9%	98.1%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
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
•
a decrease of $0.8 million due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar compared to the same period last year (a portion of our vessel operating expenses, particularly those relating to manning costs, are paid in Euros due to the nationality of our crew).

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
Conventional Tanker Segment
We included ten Suezmax tankers and one Handymax tanker in 2009 as compared to 8 Suezmax tankers in 2008. On March 17, 2010 we purchased from Teekay Corporation the two 2009-built Centrofin Suezmaxes and a 2007-bulit Handymax Product tanker, the Alexander Spirit. These vessels have been included in our results as if they were acquired on May 27, 2009 (Bermuda Spirit), June 24, 2009 (Hamilton Spirit) and September 3, 2009 (Alexander Spirit). As a result of these acquisitions, our total Conventional tanker segment calendar ship days increased by 18% to 3,448 days in 2009 from 2,928 days in 2008. All of our Suezmax tankers operate under long-term, fixed-rate time-charters.

The following table compares our Conventional tanker segment’s operating results for the year ended December 31, 2009 and 2008, and compares its net voyage revenues (which is a non-GAAP financial measure) for the year ended December 31, 2009 and 2008, to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our Conventional tanker segment:

(in thousands of U.S. dollars, except revenue days,	Year Ended December 31,
calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	90,194	92,086	(2.1)
Voyage expenses	1,016	1,856	(45.3)

Net voyage revenues	89,178	90,230	(1.2)
Vessel operating expenses	31,455	27,713	13.5
Depreciation and amortization	23,598	19,000	24.2
General and administrative (1)	8,731	8,954	(2.5)
Restructuring charge	1,869	—	100.0
Goodwill impairment	—	3,648	(100.0)

Income from vessel operations	23,525	30,915	(23.9)

Operating Data:
Revenue Days (A)	3,426	2,866	19.5
Calendar-Ship-Days (B)	3,448	2,928	17.8
Utilization (A)/(B)	99.4%	97.9%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
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

•
a decrease of $6.3 million due to interest-rate adjustments to the daily charter rates under the time-charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we also had decreases in our lease payments, which are reflected as decreases to interest expense);

•
a decrease of $6.0 million relating to lower revenues earned by the Teide Spirit due to market rates being lower than specified amounts under our time charter (the time charter for the Teide Spirit contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts); and

•	a decrease of $0.4 million due to the Teide Spirit being off-hire for 16 days during 2009 for a scheduled drydock;
partially offset by
•	an increase of $17.0 million due to the acquisitions of the Centrofin Suezmaxes and the Alexander Spirit;
•	an increase of $0.6 million relating to lower bunker fuel expense incurred during vessel drydocking;
•	an increase of $0.6 million due to the European Spirit being off-hire for 24.1 days during 2008 for a scheduled drydock;
•	an increase of $0.5 million due to the African Spirit being off-hire for 19 days during 2008 for a scheduled drydock; and
•	an increase of $0.5 million due to the Asian Spirit being off-hire for 19.4 days during 2008 for a scheduled drydock.
Vessel Operating Expenses. Vessel operating expenses increased during 2009 compared to 2008, primarily as a result of:
•	an increase of $4.9 million relating to the acquisitions of the Centrofin Suezmaxes and the Alexander Spirit;
partially offset by
•
a decrease of $0.9 million due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar during such period compared to the same periods last year (a portion of our vessel operating expenses are denominated in Euros, which is primarily due to the nationality of our crew); and

•	a decrease of $0.1 million relating to lower crew manning, insurance, and repairs and maintenance costs.
Depreciation and Amortization. Depreciation and amortization increased during 2009 compared to 2008, primarily as a result of:
•	an increase of $3.9 million due to the acquisitions of the Centrofin Suezmaxes and the Alexander Spirit; and
•	an increase of $0.6 million due to the amortization of costs associated with the scheduled drydockings during 2008 relating to the European Spirit, the Asian Spirit and the African Spirit.

Goodwill Impairment. During 2008, due to the decline in market conditions, we conducted an interim impairment review of our reporting units during 2008. The fair value of the reporting units was estimated using the expected present value of future cash flows. The fair value of the reporting units was then compared to its carrying values and it was determined that the fair value attributable our Conventional tanker segment was less than its carrying value. As a result of our review, a goodwill impairment loss of $3.6 million was recognized in the Conventional tanker reporting unit during 2008. In 2009, we conducted a goodwill impairment review of our liquefied gas segment and concluded that no impairment existed at December 31, 2009.
Other Operating Results
General and Administrative Expenses. General and administrative expenses decreased 2.2% to $19.8 million for 2009 from $20.2 million for 2008. This decrease was primarily the result of:
•	a decrease of $2.5 million relating to lower annual long-term incentive plan accruals and the impact of our restructuring plan, which reduced the number of shore-based staff in our Spain office; and
•	a decrease of $0.5 million relating to lower corporate and office expenses;
partially offset by
•	an increase of $1.6 million due to the acquisitions of the Centrofin Suezmaxes and the Alexander Spirit; and
•	an increase of $1.1 million associated with corporate services provided to us by subsidiaries of Teekay Corporation.
Restructuring Charge. During 2009, we restructured certain ship management functions from our office in Spain to a subsidiary of Teekay Corporation and the change of the nationality of some of the seafarers. During 2009, we incurred $3.3 million in connection with these restructuring plans.
Interest Expense. Interest expense decreased 56% to $60.5 million for 2009, from $138.3 million for 2008. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. These decreases were primarily the result of:
•
a decrease of $35.1 million as the debt relating to Teekay Nakilat (III) was novated to the RasGas 3 Joint Venture on December 31, 2008. Please read Item 18 — Financial Statements: Note 11(f) — Related Party Transactions (the interest expense on this debt is not reflected in our 2009 consolidated interest expense as the RasGas 3 Joint Venture is accounted for using the equity method);

•
a decrease of $20.0 million due to a decrease of LIBOR rates relating to the long-term debt in Teekay Nakilat Corporation (or Teekay Nakilat). Please read Item 18 — Financial Statements: Note 9 — Long-Term Debt;

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

•
a decrease of $4.7 million from declining interest rates on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time-charter contracts for these vessels, we also had decreases in charter payments, which are reflected as a decrease to voyage revenues);

•
a decrease of $3.0 million relating to the interest expense attributable to the operations of the Kenai LNG Carriers that was incurred by Teekay Corporation and allocated to us as part of the results of the Dropdown Predecessor;

•	a decrease of $2.2 million relating to debt used to fund general corporate purposes; and
•	a decrease of $1.6 million due to the effect on our Euro-denominated debt from the weakening of the Euro against the U.S. Dollar during such period compared to the same periods last year;
partially offset by
•	an increase of $2.5 million relating to debt to finance the purchase of the Tangguh LNG Carriers as the interest on this debt was capitalized in 2008;
•	an increase of $1.2 million due to the acquisition of the Centrofin Suezmaxes and the Alexander Spirit; and
•	an increase of $0.4 million due to amortization of deferred debt issuance costs.
Interest Income Interest income decreased 78% to $13.9 million for 2009, from $64.3 million in 2008. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. These decreases were primarily as a result of:
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
Realized and Unrealized Loss on Derivative Instruments. Net realized and unrealized losses on derivative instruments decreased 59% to ($41.0) million in 2009 from ($100.0) million in 2008 as detailed in the table below.

	Year Ended			Year Ended
	December 31, 2009			December 31, 2008
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total

Interest rate swap agreements	(36,222)	(11,143)	(47,365)	(6,788)	(82,543)	(89,331)
Toledo Spirit time-charter derivative	(940)	7,355	6,415	(8,620)	(2,003)	(10,623)

	(37,162)	(3,788)	(40,950)	(15,408)	(84,546)	(99,954)

Foreign Currency Exchange (Losses) Gains. Foreign currency exchange (losses) gains were ($10.8) million and $18.2 million for the years ended December 31, 2009 and 2008, respectively. These foreign currency exchange gains and losses, substantially all of which were unrealized, are due primarily to the relevant period-end revaluation of Euro-denominated term loans and restricted cash for financial reporting purposes. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation.
Equity Income. Equity income was $27.6 million for 2009, compared to a nominal income for 2008. This change is primarily due to the operations of the four RasGas 3 LNG Carriers, which were delivered between May and July 2008, and RasGas 3 Joint Venture’s realized and unrealized gain on its interest rate swaps. The unrealized gain on its interest rate swaps included in equity income for the years ended December 31, 2009 and 2008 was $10.9 million and nil, respectively.
Liquidity and Cash Needs
As at December 31, 2010, our cash and cash equivalents were $81.1 million, compared to $108.4 million at December 31, 2009. Our total liquidity which consists of cash, cash equivalents and undrawn medium-term credit facilities, was $459.7 million as at December 31, 2010, compared to $479.8 million as at December 31, 2009. The 2010 cash and liquidity amounts exclude amounts attributable to the Dropdown Predecessor. The decrease in total liquidity is primarily due to borrowings to partially finance the acquisition of Excelsior and Excalibur Joint Ventures from Exmar NV and the acquisition of the Centrofin Suezmaxes and the Alexander Spirit from Teekay Corporation in March 2010, repayments of long-term debt, advances and repayments to our joint venture partners and drydocking expenditures, partially offset by the receipt of proceeds from our direct equity placement in July 2010 and proceeds received from the sale of Dania Spirit in November 2010.
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
We are required to purchase five of our in-chartered Suezmax tankers, which are accounted for as capital lease arrangements, in 2011. We anticipate that we will purchase these tankers either by assuming the outstanding financing obligations that relate to them or by obtaining separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. In addition, as of December 31, 2010, we were also committed to acquiring one LPG carrier from Skaugen and the two Skaugen Multigas Carriers. These additional purchase commitments, scheduled to occur in 2011, total approximately $139 million. In March 2011, we also agreed to purchase Teekay Corporation’s 33% interest in four LNG carriers expected to serve the Angola LNG Project, for which we anticipate the total equity purchase price to be approximately $73 million (net of assumed debt), payable beginning in the fall of 2011. We intend to finance these purchases with one or more of our existing revolving credit facilities, incremental debt, surplus cash balances, proceeds from the issuance of additional common units, or combinations thereof. Please read Item 18 — Financial Statements: Note 13 — Commitments and Contingencies.
As described under “Item 4 — Information on the Company: C. Regulations — Other Environmental Initiatives,” passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and gas and reduced demand for our services.

Cash Flows. The following table summarizes our cash flow for the periods presented:

	Year Ended December 31,
(in thousands of U.S. dollars)	2010	2009

Net cash flow from operating activities	174,970	171,384
Net cash flow used for financing activities	(167,746)	(10,060)
Net cash flow used for investing activities	(34,519)	(170,615)
Operating Cash Flows. Net cash flow from operating activities increased to $175.0 million in 2010 from $171.4 million in 2009, primarily due to the increase in operating cash flows from the Tangguh Sago having commenced its charter in May 2009, the deliveries of the Norgas Pan and Norgas Cathinka in April 2009 and November 2009, respectively, and the acquisitions of the Centrofin Suezmaxes and the Alexander Spirit. This increase was partially offset by in the number of off-hire days and drydocking expenses related to scheduled drydockings in 2010, compared to 2009, the timing of lease receipts from the Teekay Tangguh Joint Venture’s operating leases and changes in working capital due to the timing of our cash receipts and payments. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel drydockings tends to vary each period.
Financing Cash Flows. Our investments in vessels and equipment are financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $100.9 million and $220.1 million, respectively, for 2010 and 2009. From time to time we refinance our loans and revolving credit facilities. During 2010, we used the proceeds from long-term debt primarily to fund a portion of the acquisition of the Centrofin Suezmaxes, the Alexander Spirit, Excelsior Joint Venture and Excalibur Joint Venture.
On July 15, 2010, we completed a direct equity placement of approximately 1.7 million common units at a price of $29.18 per unit, for net proceeds of approximately $50.9 million. Please read item 18 — Financial Statements: Note 3 — Equity Offerings.
Cash distributions paid during 2010 increased to $135.5 million from $114.5 million for the same period last year. This increase was the result of:
•
an increase in the number of units eligible to receive the cash distribution as a result of equity offerings during 2009 and the direct equity placement in 2010 and as a result of the acquisition of the Excalibur and Excelsior Joint Ventures; and

•	an increase in our quarterly distribution to $0.60 per unit from $0.57 per unit starting with the May 2010 distribution.
Subsequent to December 31, 2010, a cash distribution totaling $37.7 million was declared with respect to the fourth quarter of 2010, which was paid in February 2011.
Investing Cash Flows During 2010, we incurred $26.7 million in expenditures for vessels and equipment. These expenditures represent construction payments for the two Skaugen Multigas newbuildings and capital modifications for certain of our vessels. During 2010 we received proceeds of $21.6 million from the sale of the Dania Spirit and used $35.2 million for the purchase of the Excelsior and Excalibur Joint Ventures.
Credit Facilities
Our revolving credit facilities and term loans are described in Item 18 — Financial Statements: Note 9 — Long-Term Debt. Our term loans and revolving credit facilities contain covenants and other restrictions typical of debt financing secured by vessels, including, but not limited to, one or more of the following that restrict the ship-owning subsidiaries from:
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
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage and require one of our subsidiaries to maintain restricted cash deposits. Our ship-owning subsidiaries may not, among other things, pay dividends or distributions if we are in default under our loan agreements and revolving credit facilities. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. One of our term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at December 31, 2010, we and our affiliates were in compliance with all covenants in our credit facilities and capital leases.

Contractual Obligations and Contingencies
The following table summarizes our contractual obligations as at December 31, 2010:

			2012	2014
			and	and	Beyond
	Total	2011	2013	2015	2015
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	1,025.8	63.3	143.2	191.9	627.4
Commitments under capital leases (2)	197.9	197.9	—	—	—
Commitments under capital leases (3)	1,025.1	24.0	48.0	48.0	905.1
Commitments under operating leases (4)	457.7	25.1	50.1	50.2	332.3
Purchase obligations (5)	139.0	139.0	—	—	—

Total U.S. Dollar-denominated obligations	2,845.5	449.3	241.3	290.1	1,864.8

Euro-Denominated Obligations: (6)
Long-term debt (7)	373.3	13.1	213.6	16.3	130.3
Commitments under capital leases (8)	86.8	86.8	—	—	—

Total Euro-denominated obligations	460.1	99.9	213.6	16.3	130.3

Totals	3,305.6	549.2	454.9	306.4	1,995.1

(1)
Excludes expected interest payments of $17.0 million (2011), $29.7 million (2012 and 2013), $23.6 million (2014 and 2015) and $34.8 million (beyond 2015). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at December 31, 2010, plus margins on debt that has been drawn that ranged up to 0.70% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt. Existing restricted cash deposits of $12.4 million, together with the interest earned on these deposits, are expected to repay a portion of our existing debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which may occur in 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $31.7 million to $39.2 million per vessel. We expect to satisfy the purchase price either by assuming the existing vessel financing or by obtaining separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital leases on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 18 — Financial Statements: Note 5 — Leases and Restricted Cash.

(3)
Existing restricted cash deposits of $477.2 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor and expect to receive approximately $419.1 million for these leases from 2011 to 2029.

(5)
We have entered into an agreement to acquire the third LPG Carrier from Skaugen, for approximately $33.0 million upon its delivery, scheduled for 2011. In July 2008, the Skaugen Multigas Subsidiaries signed contracts for the purchase of the Skaugen Multigas Carriers and we have agreed to purchase Skaugen Multigas subsidiaries from Teekay Corporation for a total cost of approximately $106 million upon the vessel deliveries. Both vessels are scheduled to be delivered in 2011. Please read Note 13a — Commitments and Contingencies.

In March 2011, we entered into an agreement to acquire Teekay Corporation’s 33% interest in four Angola LNG carriers expected to serve the Angola LNG Project, for which we anticipate the total equity purchase price to be approximately $73 million (net of assumed debt), payable beginning in the fall of 2011.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2010.

(7)
Excludes expected interest payments of $5.3 million (2011), $5.9 million (2012 and 2013), $4.0 million (2014 and 2015) and $10.0 million (beyond 2015). Expected interest payments are based on EURIBOR at December 31, 2010, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of December 31, 2010. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(8)
Existing restricted cash deposits of $82.6 million, together with the interest earned on these deposits, are expected to equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

Off-Balance Sheet Arrangements
As of April 1, 2011, we are committed to acquire from Teekay Corporation the Skaugen Multigas Carriers upon delivery for a total cost of approximately $106 million, and its 33% ownership interest in four LNG carriers and related charter contracts for the Angola LNG Project at a total equity purchase price of approximately $73 million (net of assumed debt), subject to adjustment based on actual costs incurred at the time of delivery. In addition, we are committed to acquire from Skaugen the third Skaugen LPG Carrier upon delivery for a total cost of approximately $33 million. We also have some guaranty obligations as detailed in Item 18 — Financial Statements: Note 5 — Leases and Restricted Cash and Note 18 — Equity Method Investments.
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
Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for Conventional tankers, 30 years for LPG Carriers and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard. In the shipping industry, the use of a 25-year vessel life for Conventional tankers has become the prevailing standard. In addition, the use of a 30 to 35 year vessel life for LPG carriers and a 30 to 40 year vessel life for LNG carriers is typical. However, the actual life of a vessel may be different, with a shorter life resulting in an increase in the depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.
Effect if Actual Results Differ from Assumptions. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation than before the vessel impairment. A one-year reduction in the estimated useful lives of our Conventional tankers, our LPG carriers and our LNG carriers would result in an increase in our current annual depreciation by approximately $3.2 million, assuming this decrease did not also result in an impairment loss.
Drydocking Life
Description. We capitalize a portion of the costs we incur during drydocking and for an intermediate survey and amortize those costs on a straight-line basis over the useful life of the drydock. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve operating efficiency or extend the useful lives of the assets.
Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking and useful life of drydock expenditures. While we typically drydock each vessel every five years and have a shipping society classification intermediate survey performed on our LNG and LPG carriers between the second and third year of the five-year drydocking period, we may drydock the vessels at an earlier date, with a shorter life resulting in an increase in the amortization.
Effect if Actual Results Differ from Assumptions. If we change our estimate of the next drydock date for a vessel, we will adjust our annual amortization of drydocking expenditures. Amortization expense of capitalized drydock expenditures for 2010, 2009 and 2008 were $7.3 million, $4.5 million and $3.6 million. As at December 31, 2010 and 2009, our capitalized drydock expenditures were $12.7 million and $9.7 million, respectively. A one-year reduction in the estimated useful lives of capitalized drydock expenditures would result in an increase in our current annual amortization by approximately $2.5 million
Goodwill and Intangible Assets
Description. We allocate the cost of acquired companies, including acquisitions of equity accounted investments, to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time-charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. We use a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

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
Effect if Actual Results Differ from Assumptions. Due to the decline in market conditions in 2008, we conducted an interim impairment review of our reporting units during 2008. The fair value of the reporting units was estimated using the expected present value of future cash flows. The fair value of the reporting units was then compared to its carrying values and it was determined that the fair value attributable our Conventional tanker reporting unit was less than its carrying value. As a result, a goodwill impairment loss of $3.6 million was recognized in the Conventional tanker reporting unit during 2008.
At December 31, 2010, we had one reporting unit with goodwill attributable to it. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.
Amortization expense of intangible assets for each of the years 2010, 2009 and 2008 was $9.1 million. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets.
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
Effect if Actual Results Differ from Assumptions. If our estimates of fair value are inaccurate, this could result in a material adjustment to the carrying amount of derivative asset or liability and consequently the change in fair value for the applicable period that would have been recognized in earnings. See Item 18 — Financial Statements: Note 12 — Derivative Instruments for the effects on the change in fair value of our derivative instruments on our consolidated statements of income (loss).
Taxes
Description. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized.
Judgments and Uncertainties. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in either the carryback or carryforward period. This analysis requires, among other things, the use of estimates and projections in determining future reversals of temporary differences, forecasts of future profitability and evaluating potential tax-planning strategies.
Effect if Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to the deferred tax assets would typically decrease our net income (or increase our loss) in the period such determination was made. As at December 31, 2010, we had a valuation allowance of $38.4 million (2009 — $24.9 million).
Recent Accounting Pronouncements
In January 2010, we adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 810, Consolidations, that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. The adoption of this amendment did not have an impact on our consolidated financial statements.
In July 2010, the FASB issued an amendment to FASB ASC 310, Receivables, that requires companies to provide more information in their disclosures about the credit quality of their financing receivables and the credit reserves held against them. Our adoption of this amendment has been included in our financial statement note disclosures. See Item 18: Note 1 — Summary of Significant Accounting Policies.

Accounting Pronouncements Not Yet Adopted
In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, we will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for us on January 1, 2011. It is expected that this amendment will not have an impact on our consolidated financial statements.

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
The Chief Executive Officer and Chief Financial Officer of our General Partner, Peter Evensen, allocates his time between managing our business and affairs and the business and affairs of Teekay Corporation and its subsidiaries Teekay Offshore (NYSE: TOO) Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Mr. Evensen is the Executive Vice President and Chief Strategy Officer of Teekay Corporation and effective April 1, 2011, he will assume the position of President and Chief Executive Officer of Teekay Corporation. He also holds the roles of Chief Executive Officer and Chief Financial Officer of Teekay Offshore’s General Partner and the Executive Vice President of Teekay Tankers. The amount of time Mr. Evensen allocates between our business and the businesses of Teekay Corporation, Teekay Offshore and Teekay Tankers varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. We believe Mr. Evensen devotes sufficient time to our business and affairs as is necessary for their proper conduct.
Officers of Teekay LNG Projects Ltd., a subsidiary of Teekay Corporation, allocate their time between providing strategic consulting and advisory services to certain of our operating subsidiaries and pursuing LNG and LPG project opportunities for Teekay Corporation, which projects, if awarded to Teekay Corporation, are offered to us pursuant to the non-competition provisions of the omnibus agreement. This agreement has previously been filed with the SEC. Please see Item 19 — Exhibits.
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
Directors, Executive Officers and Key Employees
The following table provides information about the directors and executive officers of our General Partner and a key employee of our operating subsidiary Teekay Shipping Spain SL Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. The business address of our key employee of Teekay Shipping Spain SL. is Musgo Street 5—28023, Madrid, Spain. Ages of the directors are as of December 31, 2010.

Name	Age	Position

C. Sean Day	61	Chairman
Bjorn Moller	53	Vice Chairman and Director until April 1, 2011(1)
Peter Evensen	52	Chief Executive Officer, Chief Financial Officer and Director
Robert E. Boyd	72	Director (2) (3)
Kenneth Hvid	42	Director (4)
Ida Jane Hinkley	60	Director (2)
Ihab J.M. Massoud	43	Director (3)
George Watson	63	Director (2) (3)
Andres Luna	54	Managing Director, Teekay Shipping Spain SL

(1)	Mr. Moller served as Vice Chairman and Director of Teekay LNG Partners L.P. for the period covered by this report.

(2)	Member of Audit Committee and Conflicts Committee.

(3)	Member of Corporate Governance Committee.

(4)	Effective April 1, 2011.

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
Bjorn Moller served as the Vice Chairman and Director of Teekay GP L.L.C. since it was formed in November 2004 until April 1, 2011. Mr. Moller served as the President and Chief Executive Officer of Teekay Corporation from April 1998 until April 1, 2011. He also served as Vice Chairman and Director of Teekay Offshore GP L.L.C., formed in August 2006, and Chief Executive Officer and Director of Teekay Tankers Ltd., formed in October 2007, in each case until he resigned on April 1, 2011. Mr. Moller has over 25 years experience in the shipping industry, and has served as Chairman of the International Tanker Owners Pollution Federation since 2006 and on the Board of American Petroleum Institute since 2000. He has held senior management positions with Teekay for more than 15 years, and has led Teekay Corporation’s overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay Corporation’s global chartering operations and business development activities.
Peter Evensen has served as Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since it was formed in November 2004 and as a Director since January 2005. He has also served as Chief Executive Officer, Chief Financial Officer and a Director of Teekay Offshore GP L.L.C., formed in August 2006, respectively. In September 2010, Mr. Evensen was appointed Chief Executive Officer elect and effective April 1, 2011, he will assume the position of President and Chief Executive Officer of Teekay Corporation, and he was appointed Executive Vice President and a Director of Teekay Tankers Ltd., formed in October 2007. He joined Teekay Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed to his current positions with Teekay Corporation in February 2004. Mr. Evensen has over 20 years experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc., and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.
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
Kenneth Hvid became a director of Teekay GP L.L.C. on April 1, 2011. He joined Teekay Corporation in October 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During this time, Mr. Hvid was involved in leading Teekay Corporation through its entry and growth in the LNG business. He held this position until the beginning of 2006, when he was appointed President of the Teekay Navion Shuttle Tankers and Offshore division of Teekay Corporation. In this role, he is responsible for Teekay Corporation’s global shuttle tanker business as well as initiatives in the floating storage and offtake business and related offshore activities. Mr. Hvid has 18 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. Mr. Hvid was appointed to Chief Strategy Officer and Executive Vice President of Teekay Corporation effective April 2011.
Ida Jane Hinkley has served as a Director of Teekay GP L.L.C. since January 2005. From 1998 to 2001, she served as Managing Director of Navion Shipping AS, a shipping company at that time affiliated with the Norwegian state-owned oil company Statoil ASA (and subsequently acquired by Teekay Corporation’s in 2003). From 1980 to 1997, Ms. Hinkley was employed by the Gotaas-Larsen Shipping Corporation, an international provider of marine transportation services for crude oil and gas (including LNG), serving as its Chief Financial Officer from 1988 to 1992 and its Managing Director from 1993 to 1997. She currently serves as a non executive director on the Board of Premier Oil plc, a London Stock Exchange listed oil exploration and production company. From 2007 to 2008 she served as a non executive director on the Board of Revus Energy ASA, a Norwegian listed oil company.
I. Joseph Massoud has served as a Director of Teekay GP L.L.C. since January 2005. Mr. Massoud is also Managing Member of Compass Group Management L.L.C., a position he has held since 1998. Since 2006, he has also served as Chief Executive Officer of Compass Diversified Holdings (CODI), a NYSE-listed company based in Westport, Connecticut. Prior to 1998, Mr. Massoud was employed by Petroleum Heat and Power, Inc., Colony Capital, Inc., and McKinsey & Company.
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
Andres Luna has served as the Managing Director of Teekay Shipping Spain SL since April 2004. Mr. Luna joined Alta Shipping, S.A., a former affiliate company of Naviera F. Tapias S.A., in September 1992 and served as its General Manager until he was appointed Commercial General Manager of Naviera F. Tapias S.A. in December 1999. He also served as Chief Executive Officer of Naviera F. Tapias S.A. from July 2000 until its acquisition by Teekay Corporation in April 2004, when it was renamed Teekay Shipping Spain. Mr. Luna’s responsibilities with Teekay Spain have included business development, newbuilding contracting, project management, development of its LNG business and the renewal of its tanker fleet. He has been in the shipping business since his graduation as a naval architect from Madrid University in 1981.
Reimbursement of Expenses of Our General Partner
Our General Partner does not receive any management fee or other compensation for managing us. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. During 2010, these expenses were comprised of a portion of compensation earned by the Chief Executive Officer and Chief Financial Officer of our General Partner, directors’ fees and travel expenses, as discussed below. Please read Item 18 — Financial Statements: Note 11(b) — Related Party Transactions.

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
The aggregate amount of (a) reimbursement we made to Teekay Corporation for time our Chief Executive Officer and Chief Financial Officer spent on our partnership matters and (b) compensation earned by the one key employee of Teekay Shipping Spain SL listed above (collectively, the Officers) for 2010 was $2.9 million. This amount includes base salary ($0.9 million), annual bonus ($0.7 million) and pension and other benefits ($1.3 million). These amounts were paid primarily in Canadian Dollars or in Euros, but are reported here in U.S. Dollars using an exchange rate of 1.03 Canadian Dollars for each U.S. Dollar and 0.75 Euro for each U.S. Dollar, the exchange rates on December 31, 2010. Teekay Corporation’s annual bonus plan, in which each of the officers participates, considers both company performance, through comparison to established targets and financial performance of peer companies, and individual performance.
Compensation of Directors
Officers of our General Partner or Teekay Corporation who also serve as directors of our General Partner do not receive additional compensation for their service as directors. Effective January 1, 2011, each non-management director received compensation for attending meetings of the Board of Directors, as well as committee meetings. Non-management directors receive a director fee of $50,000 (2010 — $40,000) for the year and common units with a value of approximately $50,000 (2010 - $30,000) for the year. The Chairman of the Board of Directors receives an annual fee of $85,000 (2010 — $65,000). Members of the Audit Committee and the Conflicts Committees each receive a committee fee of $5,000 for the year and the chairs of the Audit Committee and Conflicts Committee receive an additional fee of $10,000 (2010 — $5,000). The Governance chairman receives an additional fee of $5,000 for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.
During 2010, the board of directors of the General Partner authorized the award by us of 1,007 common units to each of the four non-employee directors with a value of approximately $30,000 for each award. The Chairman was awarded 2,181 common units with a value of approximately $65,000. These common units were purchased by us in the open market in May 2010 and were fully vested upon grant. During 2009 and 2008, we awarded 1,644 and 1,049 common units, respectively, as compensation to each of the four non-employee directors. The awards were fully vested in September 2009 and April 2008, respectively. The compensation to the non-employee directors are included in general and administrative expenses on the consolidated statements of income (loss).
2005 Long-Term Incentive Plan
Our General Partner adopted the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan for employees and directors of and consultants to our General Partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. Other than the previously mentioned 6,209 common units awarded to our General Partner’s directors, we did not make any awards in 2010 under the 2005 long-term incentive plan.
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
The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under “Other Information — Partnership Governance” in the Investor Centre of our web site at www.teekaylng.com. During 2010, the Board held six meetings. Each director attended all Board meetings, except for one Board meeting where one director was absent. Each committee member attended all applicable committee meetings, except for two audit committee meetings where one committee member was absent at each meeting.
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
Crewing and Staff
As of February 1, 2011, approximately 990 seagoing staff served on our vessels and approximately 22 staff served on shore in technical, commercial and administrative roles in various countries. Certain subsidiaries of Teekay Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries, and Teekay Corporation subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please read Item 7 — Major Unitholders and Certain Relationships and Related Party Transactions.
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

Unit Ownership
The following table sets forth certain information regarding beneficial ownership, as of March 1, 2011, of our units by all directors and officers of our General Partner and key employees of Teekay Spain as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any units that the person has the right to acquire as of April 30, 2011 (60 days after March 1, 2011) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for all persons listed below is based on information delivered to us.

		Percentage of
	Common Units	Common Units
Identity of Person or Group	Owned	Owned (3)

All executive officers, key employees and directors as a group (8 persons)(1) (2)	213,086	0.39%

(1)
Excludes units owned by Teekay Corporation, which controls us and on the board of which serve the following directors of our General Partner, C. Sean Day and Bjorn Moller. In addition, Mr. Moller was the President and Chief Executive Officer of Teekay Corporation until April 1, 2011. He remains a director of Teekay Corporation. In September 2010, Peter Evensen was appointed Chief Executive Officer elect of Teekay Corporation and on April 1, 2011, he assumed the position of President and Chief Executive Officer of Teekay Corporation and became a director of Teekay Corporation. Please read Item 7 — Major Unitholders for more detail. Also excludes any units owned by Kenneth Hvid as he was appointed director of Teekay GP L.L.C. on April 1, 2011.

(2)	Each director, executive officer and key employee beneficially owns less than one percent of the outstanding common and subordinated units.

(3)	Excludes the 2% general partner interest held by our General Partner, a wholly owned subsidiary of Teekay Corporation.

Item 7.	Major Unitholders and Related Party Transactions
Major Unitholders
The following table sets forth information regarding beneficial ownership, as of December 31, 2010, of our common units by each person we know to beneficially own more than 5% of the outstanding common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of March 1, 2011 (60 days after December 31, 2010) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

		Percentage of
	Common Units	Common Units
Identity of Person or Group	Owned	Owned (1)

Teekay Corporation(1)	25,208,274	45.7%

Neuberger Berman, Inc. and Neuberger Berman, L.L.C., as a group(2)	3,659,121	6.6%

(1)	Excludes the 2% general partner interest held by our General Partner, a wholly owned subsidiary of Teekay Corporation.

(2)
Neuberger Berman, L.L.C. and Neuberger Berman Management Inc. serve as sub-advisor and investment manager, respectively, of Neuberger Berman Inc’s mutual funds. This information is based on the Schedule 13G/A filed by this group with the SEC on February 14, 2011.

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

Rights of First Offer on Suezmax Tankers, LNG Carriers and Offshore Vessels. Under the omnibus agreement, we have granted to Teekay Corporation and Teekay Offshore a 30-day right of first offer on any proposed (a) sale, transfer or other disposition of any of our Suezmax tankers, in the case of Teekay Corporation, or certain offshore vessels in the case of Teekay Offshore, or (b) re-chartering of any of our Suezmax tankers or offshore vessels pursuant to a time-charter or contract of affreightment with a term of at least three years if the existing charter expires or is terminated early. Likewise, each of Teekay Corporation and Teekay Offshore has granted a similar right of first offer to us for any LNG carriers it might own. These rights of first offer do not apply to certain transactions.

b)
We and certain of our subsidiaries have entered into services agreements with subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries have agreed to provide (a) certain non-strategic administrative services to us, (b) crew training, (c) advisory, technical and administrative services that supplement existing capabilities of the employees of our operating subsidiaries and (d) strategic consulting and advisory services to our operating subsidiaries relating to our business, unless the provision of those services would materially interfere with Teekay Corporation’s operations. These services are to be provided in a commercially reasonably manner and upon the reasonable request of our General Partner or our operating subsidiaries, as applicable. The Teekay Corporation subsidiaries that are parties to the services agreements may provide these services directly or may subcontract for certain of these services with other entities, including other Teekay Corporation subsidiaries. We pay a reasonable, arm’s-length fee for the services that include reimbursement of the reasonable cost of any direct and indirect expenses the Teekay Corporation subsidiaries incur in providing these services. During 2010, 2009 and 2008 we incurred $14.9 million, $11.4 million and $9.4 million of costs under these agreements. In addition, as a component of the services agreement, subsidiaries of Teekay Corporation provide us with all usual and customary crew management services in respect of our vessels. During 2010, 2009 and 2008, we incurred $30.5 million, $27.4 million and $20.1 million respectively, for crewing and manning costs.

On March 31, 2009, a subsidiary of Teekay Corporation paid $3.0 million to us for the right to provide certain ship management services to certain of our vessels. This amount is deferred and amortized on a straight-line basis until 2012 and is included as part of general and administrative expense in our consolidated statements of income (loss).

During the years ended December 31, 2010, 2009 and 2008, $0.7 million, $1.6 million and $0.5 million, respectively, of general and administrative expenses attributable to the operations of the Centrofin Suezmaxes, Alexander Spirit and the Kenai LNG Carriers were incurred by Teekay Corporation and have been allocated to us as part of the results of the Dropdown Predecessor.

During the years ended December 31, 2010, 2009 and 2008, $0.3 million, $0.4 million and $3.1 million, respectively, of interest expense attributable to the operations of the Alexander Spirit and the Kenai LNG Carriers was incurred by Teekay Corporation and has been allocated to us as part of the results of the Dropdown Predecessor.

c)
We had entered into an agreement with Teekay Corporation pursuant to which Teekay Corporation provided us with off-hire insurance for certain of its LNG carriers. During the years ended December 31, 2010, 2009 and 2008, we incurred nil, $0.5 million and $1.5 million respectively of these costs. We did not renew this off-hire insurance with Teekay Corporation, which expired during the second quarter of 2009. We currently obtain third-party off-hire insurance for certain of its LNG carriers and self-insure the remaining vessels in our fleet.

d)
On August 10, 2009 we purchased 99% of Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture for a purchase price (net of assumed debt) of $69.1 million. For more information, please read Item 18 — Financial Statements: Note 11(e) — Related Party Transactions.

e)
On May 6, 2008, we purchased Teekay Corporation’s 100% interest in Teekay Nakilat (III), which in turn owns 40% of the RasGas 3 Joint Venture, for a purchase price (net of assumed debt) of $110.2 million. For more information, please read Item 18 — Financial Statements: Note 11(f) — Related Party Transactions.

j)
In April 2008, we acquired the two Kenai LNG Carriers from Teekay Corporation for $230.0 million. We chartered the vessels back to Teekay Corporation at a fixed-rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional 15 years). During the years ended December 31, 2010, 2009 and 2008, we recognized revenues of $36.5 million, $38.9 million and $29.6 million, respectively, from these charters.

k)
As at December 31, 2010 and 2009, non-interest bearing advances to affiliates totaled $6.1 million and $20.7 million, respectively, and non-interest bearing advances from affiliates totaled $133.3 million and $104.3 million, respectively. These advances are unsecured and have no fixed repayment terms, however, we expect these amount to be repaid within the next fiscal year.

l)
On July 28, 2008, Skaugen Multigas Subsidiaries signed contracts for the purchase of two technically advanced 12,000-cubic meter newbuilding Multigas vessels from subsidiaries of Skaugen and we agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery. The vessels are scheduled to deliver in 2011 for a total cost of approximately $106 million. Each vessel is scheduled to commence service under 15-year fixed-rate charters to Skaugen.

m)
Our Suezmax tanker, the Toledo Spirit, which delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. We entered into an agreement with Teekay Corporation such that Teekay Corporation pays us any amounts payable to the charter party as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us as a result of spot rates being in excess of the fixed rate. During 2010, 2009 and 2008, we incurred $1.9 million, $0.9 million and $8.6 million, respectively, of amounts owing to Teekay Corporation as a result of this agreement.

n)
C. Sean Day is the Chairman of our General Partner, Teekay GP L.L.C. He also is the Chairman of Teekay Corporation, Teekay Offshore GP L.L.C. (the General Partner of Teekay Offshore Partners L.P., a publicly held partnership controlled by Teekay Corporation) and Teekay Tankers Ltd. (a publicly held corporation controlled by Teekay Corporation).

Bjorn Moller was the Vice Chairman of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. until April 1, 2011. He also was the President and Chief Executive Officer of Teekay Corporation as well as the Chief Executive Officer of Teekay Tankers Ltd. until April 1, 2011. He remains a director of Teekay Corporation and Teekay Tankers Ltd. Peter Evensen is the Chief Executive Officer and Chief Financial Officer and a director of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. In September 2010, Mr. Evensen was appointed Chief Executive Officer elect of Teekay Corporation and on April 1, 2011, he assumed the position of President and Chief Executive Officer of Teekay Corporation and became a director of Teekay Corporation. Mr. Evensen is also a director of Teekay Tankers Ltd. and was the Executive Vice President of Teekay Tankers Ltd. until April 1, 2011.

Effective April 1, 2011, Kenneth Hvid was appointed director of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. Mr. Hvid was also appointed to Executive Vice President and Chief Strategy Officer of Teekay Corporation effective April 1, 2011.

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

o)
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest was awarded a contract to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011 and 2012. The remaining members of the consortium are Mitsui & Co., Ltd. and NYK Bulkship (Europe) which hold 34% and 33% ownership interests in the consortium, respectively. In March 2011, we agreed to acquire from Teekay Corporation its 33% ownership interest in these vessels and related charter contracts for an equity purchase price of approximately $73 million, net of assumed debt. The purchase price is subject to adjustment based on actual costs incurred at time of delivery.

p)
In June and November 2009, in conjunction with the acquisition of the two Skaugen LPG Carriers, Teekay Corporation novated interest rate swaps, each with a notional amount of $30.0 million, to us for no consideration. During the year ended 2010, we agreed to acquire an interest rate swap, with a notional amount of $30.0 million, relating to the third Skaugen LPG Carrier from Teekay Corporation for no consideration and we accounted for this swap during the year. The actual acquisition of this interest rate swap is concurrent with the delivery of the third Skaugen LPG Carrier. These transactions were concluded between related parties and thus the interest rate swaps were recorded at their carrying values which were equal to their fair values. The excess of the liabilities assumed over the consideration paid amounting to $1.6 million, $3.2 million and $1.5 million, respectively, were charged to equity.

q)	In November 2009, we sold 1% of our interest in the Kenai LNG Carriers to our General Partner for approximately $2.3 million in order to structure this project in a tax efficient manner for us.
r)
On March 17, 2010, we acquired from Teekay Corporation two 2009-built Suezmax tankers, the Bermuda Spirit and the Hamilton Spirit, and a 2007-built Handymax Product tanker, the Alexander Spirit, and the associated long-term fixed-rate time-charter contracts for a total cost of $160 million. For more information, please read Item 18 — Financial Statement: Note 11(l) — Related Party Transactions.

Item 8.	Financial Information
Consolidated Financial Statements and Other Financial Information
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

•
While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions, may be amended. Our partnership agreement can be amended with the approval of a majority of the outstanding common units, voting as a class (including common units held by affiliates of our General Partner).

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
Our cash distributions were $0.53 per unit in the first quarter of 2008. Our distributions were increased to $0.55 per unit effective the second quarter of 2008, then to $0.57 per unit effective for the third quarter of 2008, which was maintained throughout 2009, then increased to $0.60 per unit effective for the first quarter of 2010 which was maintained throughout 2010 and further increased to $0.63 per unit in the first quarter of 2011.
Subordination Period
During the subordination period, applicable to the subordinated units held by Teekay Corporation, the common units had the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units was to increase the likelihood that during the subordination period there would be available cash to be distributed on the common units. On May 19, 2008, 25% of the subordinated units (3.7 million units) were converted into common units on a one-for-one basis as provided for under the terms of our partnership agreement and began participating pro rata with the other common units in distributions of available cash commencing with the August 2008 distribution. On May 19, 2009, an additional 3.7 million subordinated units were converted into an equal number of common units as provided for under the terms of the partnership agreement and participate pro rata with the other common units in distributions of available cash commencing with the August 2009 distribution. As anticipated, the subordination period ended April 1, 2010 and the remaining 7.4 million subordinated units were converted to common units on a one-for-one basis.

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

		Marginal Percentage Interest In Distributions
	Quarterly Distribution Target Amount (per unit)	Unitholders	General Partner
Minimum Quarterly Distribution	$0.4125	98%	2%
First Target Distribution	Up to $0.4625	98%	2%
Second Target Distribution	Above $0.4625 up to $0.5375	85%	15%
Third Target Distribution	Above $0.5375 up to $0.65	75%	25%
Thereafter	Above $0.65	50%	50%
Significant Changes
Please read Item 18 — Financial Statements: Note 21 — Subsequent Events

Item 9.	The Offer and Listing
Our common units are listed on the New York Stock Exchange (or NYSE) under the symbol “TGP”. The following table sets forth the high and low closing prices for our common units on the NYSE for each of the periods indicated.

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Years Ended	2010	2009	2008	2007	2006

High	$38.01	$25.92	$31.69	$39.94	$34.23
Low	24.91	13.97	9.96	28.76	28.65

	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,
Quarters Ended	2011	2010	2010	2010	2010	2009	2009	2009

High	$41.30	$38.01	$35.23	$30.97	$29.87	$25.92	$23.99	$18.19
Low	34.44	31.88	29.13	26.57	24.91	22.90	17.58	14.21

	Mar. 31,	Feb. 28,	Jan. 31,	Dec. 31,	Nov. 30,	Oct. 31,
Months Ended	2011	2011	2011	2010	2010	2010

High	$41.30	$39.35	$39.50	$38.01	$36.32	$34.34
Low	36.46	36.84	34.44	36.42	34.86	31.88

Item 10.	Additional Information
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

(b)
Amended and Restated Omnibus agreement with Teekay Corporation, Teekay Offshore, our General Partner and related parties Please read Item 7 — Major Unitholders and Certain Relationships and Related Party Transactions for a summary of certain contract terms.

(c)
We and certain of our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide us and our operating subsidiaries with administrative, advisory, technical and strategic consulting services for a reasonable fee that includes reimbursement of the reasonable cost of any direct and indirect expenses they incur in providing these services. Please read Item 7 — Major Unitholders and Certain Relationships and Related Party Transactions for a summary of certain contract terms.

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

(e)	Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan. Please read Item 6 — Directors, Senior Management and Employees for a summary of certain plan terms.
(f)
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

(g)
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

(h)
Agreement dated October 27, 2009, for a U.S. $122,000,000 million credit facility that will be secured by the Skaugen LPG Carriers and the Skaugen Multigas Carriers. The facility amount is equal to the lower of $122.0 million and 60% of the aggregate purchase price of the vessels. The facility will mature, with respect to each vessel, seven years after each vessels’ first drawdown date. We expect to draw on this facility in 2011 to repay a portion of the amount we borrowed to purchase the Skaugen LPG Carriers that delivered in April 2009 and November 2009. As at December 31, 2010, we had access to draw $40 million on this facility. We will use the remaining available funds from the facility to assist in purchasing, or facilitate the purchase of, the third Skaugen LPG Carrier and the two Skaugen Multigas Carriers upon delivery of each vessel.

(i)
Agreement dated March 17, 2010, for a U.S. $255,528,228 million senior loan and U.S. $80,000,000 million junior loan secured loan agreement between Bermuda Spirit L.L.C., Hamilton Spirit L.L.C, Summit Spirit L.L.C., Zenith Spirit L.L.C., and Credit Agricole CIB Bank. At December 31, 2010, we had $120.6 million of the U.S. Dollar-denominated term loan outstanding. The facility was used to finance up to 80% of the shipyard contract price for the Bermuda Spirit and the Hamilton Spirit. Interest payments on one tranche under the loan facility are based on six month LIBOR plus 0.30%, while interest payments on the second tranche are based on six-month LIBOR plus 0.70%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $20 million bullet payment per vessel due 12 years and six months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.

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
Taxation
Marshall Islands Tax Consequences. Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions by our subsidiaries to us will not be subject to Marshal Islands taxation. In addition, because all documentation related to our initial public offering and follow-on offerings were executed outside of the Republic of the Marshall Islands, under current Marshall Islands law, no taxes or withholdings are imposed by the Republic of The Marshall Islands on distributions, including upon a return of capital, made to unitholders, so long as such persons do not reside in, maintain offices in, nor engage in business in the Republic of The Marshall Islands. Furthermore, no stamp, capital gains or other taxes are imposed by the Republic of The Marshall Islands on the purchase, ownership or disposition by such persons of our common units.

United States Tax Consequences. The following discussion of the material U.S. federal income tax considerations that may be relevant to common unitholders who are individual citizens or residents of the United States is based upon provisions of the U.S. Internal Revenue Code of 1986 (or the Code) as in effect on the date of this prospectus, existing final, temporary and proposed regulations thereunder (or Treasury Regulations) and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. This discussion does not comment on all U.S. federal income tax matters affecting the unitholders and does not address the tax consequences under U.S. state and local and other tax laws. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and hold their units as capital assets and has only limited application to corporations, estates, trusts, non-U.S. persons or other unitholders subject to specialized tax treatment, such as tax-exempt entities (including IRAs), regulated investment companies (mutual funds), real estate investment trusts (or REITs) and holders who directly or indirectly own a ten percent (10%) or greater interest in us. Accordingly, unitholders should consult their own tax advisors in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to him of the ownership or disposition of common units.
This discussion does not comment on all aspects of U.S. federal income taxation which may be important to particular unitholders in light of their individual circumstances, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or to persons that will hold the common units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, partnerships or their partners, persons that have a functional currency other than the U.S. dollar, or persons that actually or under applicable constructive ownership rules own 10% or more of our common units, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity taxed as a pass-through entity holds our common units, the tax treatment of a partner or owner thereof generally will depend upon the status of the partner or owner and upon the activities of the partnership or pass-through entity. If you are a partner in a partnership or owner of a pass-through entity holding our common units, you should consult your tax advisor. Accordingly, unitholders should consult their own tax advisors in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to him of the ownership or disposition of common units.
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
Section 7704 of the Code provides that publicly traded partnerships generally will be treated as corporations for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships whose “qualifying income” represents 90% or more of their gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including liquefied natural gas. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We have received a ruling from the Internal Revenue Service (or IRS) that we requested in connection with our initial public offering that the income we derive from transporting LNG and crude oil pursuant to time charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively.
We estimate that less than 5% of our current income is not qualifying income and therefore we believe that we will be treated as a partnership for U.S. federal income tax purposes. However, this estimate could change from time to time for various reasons. Because we have not received an IRS ruling or an opinion of counsel that any (1) income we derive from transporting LPG, petrochemical gases and ammonia pursuant to charters that we have entered into or will enter into in the future, (2) income we derive from transporting crude oil, natural gas and products thereof, including LNG, pursuant to bareboat charters or (3) income or gain we recognize from foreign currency transactions, is qualifying income, we are currently treating income from those sources as non-qualifying income. Under some circumstances, such as a significant change in foreign currency rates, the percentage of income or gain from foreign currency transactions in relation to our total gross income could be substantial. We do not expect income or gains from these sources and other income or gains that are not qualifying income to constitute 10% or more of our gross income for U.S. federal income tax purposes. However, it is possible that the operation of certain of our vessels pursuant to bareboat charters could, in the future, cause our non-qualifying income to constitute 10% or more of our future gross income if such vessels were held in a pass-through structure. In order to preserve our status as a partnership for U.S. federal income tax purposes, we have received a ruling from the IRS that effectively allows us to conduct our bareboat charter operations, as well as our LPG operations, in a subsidiary corporation.
Status as a Partner
The treatment of unitholders described in this section applies only to unitholders treated as partners in us for U.S. federal income tax purposes. Unitholders who have been properly admitted as limited partners of Teekay LNG Partners L.P. will be treated as partners in us for U.S. federal income tax purposes. Also:
•	assignees of common units who have executed and delivered transfer applications, and are awaiting admission as limited partners; and
•
unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners in us for U.S. federal income tax purposes.

The status of assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, is unclear. In addition, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some U.S. federal income tax information or reports furnished to record holders of common units, unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.
Under certain circumstances, a beneficial owner of common units whose units have been loaned to another may lose his status as a partner with respect to those units for U.S. federal income tax purposes.

In general, a person who is not a partner in a partnership for U.S. federal income tax purposes is not required or permitted to report any share of the partnership’s income, gain, deductions or losses for such purposes, and any cash distributions received by such a person from the partnership therefore may be fully taxable as ordinary income. Unitholders not described here are urged to consult their own tax advisors with respect to their status as partners in us for U.S. federal income tax purposes.
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
In addition, certain U.S. unitholders who are individuals, estates or trusts will be required to pay an additional 3.8 percent tax on, among other things, the income allocated to them for taxable years beginning after December 31, 2012, subject to certain exceptions. Unitholders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common units.
Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years.
A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Code (or, collectively, Section 751 Assets). To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.
Basis of Common Units. A unitholder’s initial U.S. federal income tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities and decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities.
Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder more than 50% of the value of the stock of which is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess suspended loss above that gain is no longer utilizable.
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
Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income.” For this purpose, investment interest expense includes, among other things, a unitholder’s share of our interest expense attributed to portfolio income. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

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
Allocation of Income, Gain, Loss, Deduction and Credit. In general, if we have a net profit, our items of income, gain, loss, deduction and credit will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to the general partner, gross income will be allocated to the general partner to the extent of these distributions. If we have a net loss for the entire year, that loss generally will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.
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
An allocation of items of our income, gain, loss, deduction or credit, other than an allocation required by the Code to eliminate the difference between a partner’s “book” capital account, which is credited with the fair market value of Adjusted Property, and “tax” capital account, which is credited with the tax basis of Adjusted Property, referred to in this discussion as the “Book-Tax Disparity,” generally will be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:
•	this relative contributions to us;
•	the interests of all the partners in profits and losses;
•	the interest of all the partners in cash flow; and
•	the rights of all the partners to distributions of capital upon liquidation.
A unitholder’s taxable income or loss with respect to a common unit each year will depend upon a number of factors, including (1) the nature and fair market value of our assets at the time the holder acquired the common unit, (2) whether we issue additional units or we engage in certain other transactions and (3) the manner in which our items of income, gain, loss, deduction and credit are allocated among our partners. For this purpose, we determine the value of our assets and the relative amounts of our items of income, gain, loss, deduction and credit allocable to our unitholders and our general partner as holder of the incentive distribution rights by reference to the value of our interests, including the incentive distribution rights. The IRS may challenge any valuation determinations that we make, particularly as to the incentive distribution rights, for which there is no public market. Moreover, the IRS could challenge certain other aspects of the manner in which we determine the relative allocations made to our unitholders and to the general partner as holder of our incentive distribution rights. A successful IRS challenge to our valuation or allocation methods could increase the amount of net taxable income and gain realized by a unitholder with respect to a common unit.
Section 754 Election. We have made an election under Section 754 of the Code to adjust a common unit purchaser’s U.S. federal income tax basis in our assets (or inside basis) to reflect the purchaser’s purchase price (or a Section 743(b) adjustment). The Section 743(b) adjustment belongs to the purchaser and not to other unitholders and does not apply to unitholders who acquire their common units directly from us. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (or common basis) and (2) his Section 743(b) adjustment to that basis.
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
The calculations involved in the Section 743(b) adjustment are complex and will be made on the basis of assumptions as to the value of our assets and in accordance with the Code and applicable Treasury Regulations. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our judgment, the expense of compliance exceed the benefit of the election, we may seek consent from the IRS to revoke our Section 754 election. If such consent is given, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.
Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” who sells such units may be considered to have disposed of those units. If so, he would no longer be a partner with respect to those units until the termination of the loan and may recognize gain or loss from the disposition. As a result:
•	any of our income, gain, loss, deduction or credit with respect to the units may not be reportable by the unitholder who loaned them; and
•	any cash distributions received by such unitholder with respect to those units may be fully taxable as ordinary income.

Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to ensure that any applicable brokerage account agreements prohibit their brokers from borrowing their units.
Tax Treatment of Operations
Accounting Method and Taxable Year. We use the calendar year as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss, deduction and credit for our taxable year ending within or with his taxable year. In addition, a unitholder who disposes of all of his units must include his share of our income, gain, loss, deduction and credit through the date of disposition in income for his taxable year that includes the date of disposition, with the result that a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of more than one year of our income, gain, loss, deduction and credit in income for the year of the disposition.
Asset Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The U.S. federal income tax burden associated with any difference between the fair market value of our assets and their tax basis immediately prior to any offering of common units will be borne by the general partner and the existing limited partners.
To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the earliest years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using any method permitted by the Code.
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
Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost. Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit generally will be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than one year generally will be taxed at a maximum rate of 15 percent under current law.
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
The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

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
Constructive Termination. We will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50 percent or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, tax legislation applicable to a newly formed partnership.
Foreign Tax Credit Considerations
Subject to detailed limitations set forth in the Code, a unitholder may elect to claim a credit against his liability for U.S. federal income tax for his share of foreign income taxes (and certain foreign taxes imposed in lieu of a tax based upon income) paid by us. Income allocated to unitholders likely will constitute foreign source income falling in the passive foreign tax credit category for purposes of the U.S. foreign tax credit limitation. The rules relating to the determination of the foreign tax credit are complex and unitholders are urged to consult their own tax advisors to determine whether or to what extent they would be entitled to such credit. A unitholder who does not elect to claim foreign tax credits may instead claim a deduction for his share of foreign taxes paid by us.
Tax-Exempt Organizations and Non-U.S. Investors
Investments in units by employee benefit plans, other tax-exempt organizations and non-U.S. persons, including nonresident aliens of the United States, non-U.S. corporations and non-U.S. trusts and estates (collectively, non-U.S. unitholders) raise issues unique to those investors and, as described below, may result in substantially adverse tax consequences to them.
Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is such a tax-exempt organization will be unrelated business taxable income to it subject to U.S. federal income tax.
A non-U.S. unitholder may be subject to a 4 percent U.S. federal income tax on his share of the U.S. source portion of our gross income attributable to transportation that begins or ends (but not both) in the United States, unless either (a) an exemption applies and he files a U.S. federal income tax return to claim that exemption or (b) that income is effectively connected with the conduct of a trade or business in the United States (or U.S. effectively connected income). For this purpose, transportation income includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo. The U.S. source portion of our transportation income is deemed to be 50 percent of the income attributable to voyages that begin or end in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of our transportation income attributable to such voyages is subject to U.S. federal income tax. Although the entire amount of transportation income from voyages that begin and end in the United States would be fully taxable in the United States, we currently do not expect to have any transportation income from voyages that begin and end in the United States; however, there is no assurance that such voyages will not occur.
A non-U.S. unitholder may be entitled to an exemption from the 4 percent U.S. federal income tax or a refund of tax withheld on U.S. effectively connected income that constitutes transportation income if any of the following applies: (1) such non-U.S. unitholder qualifies for an exemption from this tax under an income tax treaty between the United States and the country where such non-U.S. unitholder is resident; (2) in the case of an individual non-U.S. unitholder, he qualifies for the exemption from tax under Section 872(b)(1) of the Code as a resident of a country that grants an equivalent exemption from tax to residents of the United States; or (3) in the case of a corporate non-U.S. unitholder, it qualifies for the exemption from tax under Section 883 of the Code (or the Section 883 Exemption) (for the rules relating to qualification for the Section 883 Exemption, please read below under “— Possible Classification as a Corporation — The Section 883 Exemption”).
We may be required to withhold U.S. federal income tax, computed at the highest statutory rate, from cash distributions to non-U.S. unitholders with respect to their shares of our income that is U.S. effectively connected income. Our transportation income generally should not be treated as U.S. effectively connected income unless we have a fixed place of business in the United States and substantially all of such transportation income is attributable to either regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to the fixed place of business in the United States. While we do not expect to have any regularly scheduled transportation or a fixed place of business in the United States, there can be no guarantee that this will not change. Under a ruling of the IRS, a portion of any gain recognized on the sale or other disposition of a unit by a non-U.S. unitholder may be treated as U.S. effectively connected income to the extent we have a fixed place of business in the United States and a sale of our assets would have given rise to U.S. effectively connected income. A non-U.S. unitholder would be required to file a U.S. federal income tax return to report his U.S. effectively connected income (including his share of any such income earned by us) and to pay U.S. federal income tax, or claim a credit or refund for tax withheld on such income. Further, unless an exemption applies, a non-U.S. corporation investing in units may be subject to a branch profits tax, at a 30 percent rate or lower rate prescribed by a treaty, with respect to its U.S. effectively connected income.

Non-U.S. unitholders must apply for and obtain a U.S. taxpayer identification number in order to file U.S. federal income tax returns and must provide that identification number to us for purposes of any U.S. federal income tax information returns we may be required to file. Non-U.S. unitholders are encouraged to consult with their own tax advisors regarding the U.S. federal, state and local tax consequences of an investment in units and any filing requirements related thereto.
Functional Currency
We are required to determine the functional currency of any of our operations that constitute a separate qualified business unit (or QBU) for U.S. federal income tax purposes and report the affairs of any QBU in this functional currency to our unitholders. Any transactions conducted by us other than in the U.S. dollar or by a QBU other than in its functional currency may give rise to foreign currency exchange gain or loss. Further, if a QBU is required to maintain a functional currency other than the U.S. dollar, a unitholder may be required to recognize foreign currency translation gain or loss upon a distribution of money or property from a QBU or upon the sale of common units, and items or income, gain, loss, deduction or credit allocated to the unitholder in such functional currency must be translated into the unitholder’s functional currency.
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
Proposed regulations (or the Section 987 Proposed Regulations) provide that the amount of foreign currency translation gain or loss recognized upon a distribution of money or property from a QBU or upon the sale of common units will reflect the appreciation or depreciation in the functional currency value of certain assets and liabilities of the QBU between the time the unitholder purchased his common units and the time we receive distributions from such QBU or the unitholder sells his common units. Foreign currency translation gain or loss will be treated as ordinary income or loss. A unitholder must adjust the U.S. federal income tax basis in his common units to reflect such income or loss prior to determining any other U.S. federal income tax consequences of such distribution or sale. A unitholder who owns less than a 5 percent interest in our capital or profits generally may elect not to have these rules apply by attaching a statement to his tax return for the first taxable year the unitholder intends the election to be effective. Further, for purposes of computing his taxable income and U.S. federal income tax basis in his common units, a unitholder will be required to translate into his own functional currency items of income, gain, loss or deduction of such QBU and his share of such QBU’s liabilities. We intend to provide such information based on generally applicable U.S. exchange rates as is necessary for unitholders to comply with the requirements of the Section 987 Proposed Regulations as part of the U.S. federal income tax information we will furnish unitholders each year. However, a unitholder may be entitled to make an election to apply an alternative exchange rate with respect to the foreign currency translation of certain items. Unitholders who desire to make such an election should consult their own tax advisors.
Based upon our current projections of the capital invested in and profits of the non-U.S. dollar QBUs, we believe that unitholders will be required to recognize only a nominal amount of foreign currency translation gain or loss each year and upon their sale of units. Nonetheless, the rules for determining the amount of translation gain or loss are not entirely clear at present as the Section 987 Proposed Regulations currently are not effective. Unitholders are urged to consult their own tax advisors for specific advice regarding the application of the rules for recognizing foreign currency translation gain or loss under their own circumstances. In addition to a unitholder’s recognition of foreign currency translation gain or loss, the U.S. dollar QBU will engage in certain transactions denominated in the Euro, which will give rise to a certain amount of foreign currency exchange gain or loss each year. This foreign currency exchange gain or loss will be treated as ordinary income or loss.
Information Returns and Audit Procedures
We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific U.S. federal income tax information, including a document in the form of IRS Form 1065, Schedule K-1, which sets forth his share of our items of income, gain, loss, deductions and credits as computed for U.S. federal income tax purposes for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of such items of income, gain, loss, deduction and credit. We cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. We can not assure unitholders that the IRS will not successfully contend that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.
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
For years in which we file or are required to file U.S. federal income tax information returns, we will be treated as a separate entity for purposes of any U.S. federal income tax audits, as well as for purposes of judicial review of administrative adjustments by the IRS and tax settlement proceedings. For such years, the tax treatment of partnership items of income, gain, loss, deduction and credit will be determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names Teekay GP L.L.C. as our Tax Matters Partner.
The Tax Matters Partner will make some U.S. federal tax elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items reported in the information returns we file. The Tax Matters Partner may bind a unitholder with less than a 1 percent profits interest in us to a settlement with the IRS with respect to these items unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1 percent interest in profits or by any group of unitholders having in the aggregate at least a 5 percent interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his U.S. federal income tax return that is not consistent with the treatment of the item on an information return that we file. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.
Special Reporting Requirements for Owners of Non-U.S. Partnerships.
A U.S. person who either contributes more than $100,000 to us (when added to the value of any other property contributed to us by such person or a related person during the previous 12 months), or following a contribution owns, directly, indirectly or by attribution from certain related persons, at least a 10% interest in us, is required to file IRS Form 8865 with his U.S. federal income tax return for the year of the contribution to report the contribution and provide certain details about himself and certain related persons, us and any persons that own a 10% or greater direct interest in us. We will provide each unitholder with the necessary information about us and those persons who own a 10% or greater direct interest in us along with the Schedule K-1 information described previously.
In addition to the foregoing, a U.S. person who directly owns at least a 10% interest in us may be required to make additional disclosures on IRS Form 8865 in the event such person acquires, disposes or has his interest in us substantially increased or reduced. Further, a U.S. person who directly, indirectly or by attribution from certain related persons, owns at least a 10% interest in us may be required to make additional disclosures on IRS Form 8865 in the event such person, when considered together with any other U.S. persons who own at least a 10% interest in us, owns a greater than 50% interest in us. For these purposes, an “interest” in us generally is defined to include an interest in our capital or profits or an interest in our deductions or losses.
Significant penalties may apply for failing to satisfy IRS Form 8865 filing requirements and thus unitholders are advised to contact their tax advisors to determine the application of these filing requirements under their own circumstances.
Accuracy-related Penalties.
An additional tax equal to 20% of the amount of any portion of an underpayment of U.S. federal income tax attributable to one or more specified causes, including negligence or disregard of rules or regulations and substantial understatements of income tax, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.
A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:
(1)	for which there is, or was, “substantial authority”; or
(2)	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.
More stringent rules, including additional penalties and extended statutes of limitations, may apply as a result of our participation in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” While we do not anticipate participating in such transactions, if any item of income, gain, loss, deduction or credit included in the distributive shares of unitholders for a given year might result in an “understatement” of income relating to such a transaction, we will disclose the pertinent facts on a U.S. federal income tax information return for such year. In such event, we also will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties.
Possible Classification as a Corporation
If we fail to meet the Qualifying Income Exception described above with respect to our classification as a partnership for U.S. federal income tax purposes, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as a non-U.S. corporation for U.S. federal income tax purposes. If previously treated as a partnership, our change in status would be deemed to have been effected by our transfer of all of our assets, subject to liabilities, to a newly formed non-U.S. corporation, in return for stock in that corporation, and then our distribution of that stock to our unitholders and other owners in liquidation of their interests in us. Unitholders that are U.S. persons would be required to file IRS Form 926 to report these deemed transfers and any other transfers they made to us while we were treated as a corporation and may be required to recognize income or gain for U.S. federal income tax purposes to the extent of certain prior deductions or losses and other items. Substantial penalties may apply for failure to satisfy these reporting requirements, unless the person otherwise required to report shows such failure was due to reasonable cause and not willful neglect.
If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss, deduction and credit would not pass through to unitholders. Instead, we would be subject to U.S. federal income tax based on the rules applicable to foreign corporations, not partnerships, and such items would be treated as our own. Any distribution made to a unitholder would be treated as taxable dividend income to the extent of our current and accumulated earnings and profits, a nontaxable return of capital to the extent of the unitholder’s tax basis in his common units, and taxable capital gain thereafter. Section 743(b) adjustments to the basis of our assets would no longer be available to purchasers in the marketplace.
Taxation of Operating Income. We expect that substantially all of our gross income and the gross income of our corporate subsidiaries will be attributable to the transportation of LNG, LPG, crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter and bareboat charter income.

Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50 percent derived from sources within the United States (or U.S. Source International Transportation Income). Transportation Income attributable to transportation that both begins and ends in the United States will be considered to be 100 percent derived from sources within the United States (or U.S. Source Domestic Transportation Income). Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100 percent derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.
Based on our current operations and the operations of our subsidiaries, we expect substantially all of our Transportation Income to be from sources outside the United States and not subject to U.S. federal income tax. However, if we or any of our subsidiaries does earn U.S. Source International Transportation Income or U.S. Source Domestic Transportation, our income or our subsidiaries income may be subject to U.S. federal income taxation under one of two alternative tax regimes (the 4 percent gross basis tax or the net basis tax, as described below), unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies.
The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the regulations thereunder (or the Section 883 Regulations), it will not be subject to the 4 percent gross basis tax or the net basis tax and branch profits tax described below on its U.S. Source International Transportation Income.
A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it satisfies the following three requirements:
(1)	it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption);
(2)	it meets one of the following three tests: (1) the Qualified Shareholder Test, (2) the Publicly Traded Test, or (3) the Controlled Foreign Corporation Test; and
(3)	it meets certain substantiation, reporting and other requirements.
We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Therefore, in the event we were treated as a corporation for U.S. federal income tax purposes, we would meet the first requirement for the Section 883 Exemption. We expect that we would be able to satisfy the substantiation, reporting and other requirements and therefore meet the third requirement for the Section 883 Exemption. With respect to the second requirement, we do not believe that we met the Controlled Foreign Corporation test or the Publicly Traded test in 2010 and we do not believe that we will meet these tests in subsequent years if we were to be treated as a corporation. As a result, our ability to qualify for the Section 883 Exemption would depend on our ability to satisfy the Qualified Shareholder Test.
With respect to the Qualified Shareholder test, Teekay Corporation, which at one time owned more than 50 percent of the value of our outstanding equity interests, now owns less than 50 percent of the value of our outstanding equity interests. As such, we expect that for 2010 and all succeeding years, in the event we were treated as a corporation, we would not satisfy the Qualified Shareholder test and therefore we would not qualify for the Section 883 Exemption and our U.S. Source International Transportation Income would not be exempt from U.S. federal income taxation.
The 4 Percent Gross Basis Tax. If we were to be treated as a corporation and if the Section 883 Exemption described above and the net basis tax described below does not apply, we would be subject to a 4 percent U.S. federal income tax on our U.S. source Transportation Income, without benefit of deductions. We estimate that, in this event, we would be subject to less than $500,000 of U.S. federal income tax in 2011 and in each subsequent year (in addition to any U.S. federal income taxes on our subsidiaries, as described below) based on the amount of U.S. Source International Transportation Income we earned for 2010 and our expected U.S. Source International Transportation Income for subsequent years. The amount of such tax for which we would be liable for any year in which we were treated as a corporation for U.S. federal income tax purposes would depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
Net Basis Tax and Branch Profits Tax. We currently do not expect to have a fixed place of business in the United States. Nonetheless, if this were to change or we otherwise were treated as having such a fixed place of business in the United States, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to the fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, if we were classified as a corporation, we do not anticipate that any of our U.S. Source International Transportation Income would be treated as Effectively Connected Income. However, there is no assurance that we would not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income if we were classified as a corporation. Any income that we earn that is treated as U.S. effectively connected income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35%), unless the Section 883 Exemption (as discussed above) applied. The 4% U.S. federal income tax described above is inapplicable to Effectively Connected Income.
Unless the Section 883 Exemption applied, a 30% branch profits tax imposed under Section 884 of the Code also would apply to our earnings that result from Effectively Connected Income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us. Furthermore, on the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax and to the 30% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not expect to be subject to U.S. federal income tax with respect to the remainder of any gain realized on sale of a vessel because it is expected that any sale of a vessel will be structured so that it is considered to occur outside of the United States and so that it is not attributable to an office or other fixed place of business in the United States.

Consequences of Possible PFIC Classification.
A non-United States entity treated as a corporation for U.S. federal income tax purposes will be a passive foreign investment company (or PFIC) in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either (i) at least 75.0% of its gross income is “passive” income or (ii) at least 50.0% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.”
Based upon our current assets and operations, we do not believe that we would be considered to be a PFIC even if we were treated as a corporation. No assurance can be given, however, that the IRS would accept this position or that we would not constitute a PFIC for any future taxable year if we were treated as a corporation and there were to be changes in our assets, income or operations. In addition, the decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States 565 F.3d 299 (5th Cir. 2009) held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions under the Code. Nevertheless, based on our current assets and operations, we believe that we would not now be nor would have ever been a PFIC even if we were treated as a corporation.
If we were to be treated as a PFIC for any taxable year during which a unitholder owns units, a unitholder generally would be subject to special rules (regardless of whether we continue thereafter to be a PFIC) resulting in increased tax liability with respect to (1) any “excess distribution” (i.e., the portion of any distributions received by a unitholder on our common units in a taxable year in excess of 125 percent of the average annual distributions received by the unitholder in the three preceding taxable years or, if shorter, the unitholder’s holding period for the units) and (2) any gain realized upon the sale or other disposition of units. Under these rules:
(i) the excess distribution or gain will be allocated ratably over the unitholder’s aggregate holding period for the common units;

(ii) the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the unitholder would be taxed as ordinary income in the current taxable year;

(iii) the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year; and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

In addition, if a unitholder were subject to the above rules for any taxable year after 2010, a unitholder would be required to file an annual report with the IRS for that year with respect to the unitholder’s common units.
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
Consequences of Possible Controlled Foreign Corporation Classification. If we were to be treated as a corporation for U.S. federal income tax purposes and if CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10 percent or more of the total combined voting power of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50 percent of either the total combined voting power of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation, or a CFC.
CFC Shareholders are treated as receiving current distributions of their shares of certain income of the CFC without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC. In addition, a person who is or has been a CFC Shareholder may recognize ordinary income on the disposition of shares of the CFC. Although we do not believe we are or will become a CFC even if we were to be treated as a corporation for U.S. federal income tax purposes, U.S. persons purchasing a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder in the event we become a CFC in the future.
The U.S. federal income tax consequences to U.S. Holders who are not CFC Shareholders would not change in the event we become a CFC in the future.

Taxation of Our Subsidiary Corporations
Our subsidiaries Arctic Spirit L.L.C., Polar Spirit L.L.C. and Teekay LNG Holdco L.L.C. are classified as corporations for U.S. federal income tax purposes and are subject to U.S. federal income tax based on the rules applicable to foreign corporations described above under “Possible Classification as a Corporation — Taxation of Operating Income,” including, but not limited to, the 4 percent gross basis tax or the net basis tax if the Section 883 Exemption does not apply. We believe that the Section 883 Exemption would apply to our corporate subsidiaries only to the extent that it would apply to us if we were to be treated as a corporation. As such, we believe that the Section 883 Exemption did not apply for 2010 and therefore, the 4 percent gross basis tax applied to our subsidiary corporations. The section 883 Exemption does not apply for 2011 and would not apply in subsequent years and, therefore, the 4 percent gross basis tax will apply to our subsidiary corporations. In this regard, we estimate that we will be subject to approximately $500,000 or less of U.S. federal income tax in 2011 and in each subsequent year based on the amount of U.S. Source International Transportation Income these subsidiaries earned for 2010 and their expected U.S. Source International Transportation Income for 2011 and subsequent years. The amount of such tax for which they would be liable for any year will depend upon the amount of income they earn from voyages into or out of the United States in such year, which, however, is not within their complete control.
As non-U.S. entities classified as corporations for U.S. federal income tax purposes, our subsidiaries Arctic Spirit L.L.C., Polar Spirit L.L.C. and Teekay LNG Holdco L.L.C. could be considered PFICs. We received a ruling from the IRS that our subsidiary Teekay LNG Holdco L.L.C. will be classified as a CFC rather than a PFIC as long as it is wholly-owned by a U.S. partnership.
We have restructured our subsidiaries Arctic Spirit L.L.C. and Polar Spirit L.L.C. such that they are also owned by our U.S. partnership. We intend to take the position that these subsidiaries should also be treated as CFCs rather than PFICs following this restructuring. Moreover, we believe and intend to take the position that these subsidiaries were not PFICs at any time prior to the restructuring. No assurance can be given, however, that the IRS, or a court of law, will accept this position or would not follow the Tidewater decision in interpreting the PFIC provisions under the Code (as discussed above). In the event that either of these subsidiaries were treated as a PFIC for any taxable year during which a U.S. unitholder held common units, such unitholder would be subject to potentially adverse tax consequences to the extent his common units relate to these subsidiaries, as described above. Certain elections, such as a qualified electing fund (or QEF) election may be available to a unitholder if these subsidiaries were classified as PFICs. If we determine that any of these subsidiaries were or will be a PFIC, we will provide unitholders with information concerning the potential availability of such elections.
Canadian Federal Income Tax Consequences. The following discussion is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (or the Canada Tax Act), that we believe are relevant to holders of common units who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty), are at all relevant times resident in the United States and entitled to all of the benefits of the Canada — U.S. Treaty and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all. This discussion assumes that we are, and will continue to be, classified as a partnership for United States federal income tax purposes.
A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gains allocated by us to the U.S. Resident Holder in respect of such U.S. Resident Holder’s common units, provided that for purposes of the Canada-U.S. Treaty, (a) we do not carry on business through a permanent establishment in Canada and (b) such U.S. Resident Holder does not hold such common units in connection with a business carried on by such U.S. Resident Holder through a permanent establishment in Canada.
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
Other Taxation
We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. We intend that our business and the business of our subsidiaries will be conducted and operated in a manner that minimizes taxes imposed upon us and our subsidiaries. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability. Please read Item 18 — Financial Statements: Note 10 — Income Tax.
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
The table below provides information about our financial instruments at December 31, 2010, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

Expected Maturity Date

								Fair
						There-		Value
	2011	2012	2013	2014	2015	after	Total	Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Variable Rate ($U.S.) (2)	38.4	46.7	46.7	46.7	95.4	535.2	809.1	(724.6)	0.7%
Variable Rate (Euro) (3) (4)	13.1	206.3	7.3	7.8	8.5	130.3	373.3	(344.7)	1.4%

Fixed-Rate Debt ($U.S.)	24.9	24.9	24.9	24.9	24.9	92.2	216.7	(222.7)	5.4%
Average Interest Rate	5.5%	5.4%	5.4%	5.4%	5.4%	5.3%	5.4%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	185.5	—	—	—	—	—	185.5	(185.5)	7.4%
Average Interest Rate (8)	7.4%	—	—	—	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	18.4	18.9	19.4	19.9	20.6	539.7	636.9	(115.9)	5.5%
Average Fixed Pay Rate (2)	5.5%	5.5%	5.5%	5.6%	5.6%	5.6%	5.5%
Contract Amount (Euro) (4) (10)	13.0	206.3	7.3	7.9	8.5	130.3	373.3	(25.4)	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.7%	3.7%	3.7%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt, which as of December 31, 2010 ranged from 0.3% to 0.7%. Please read Item 18 — Financial Statements: Note 9 — Long-Term Debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2010.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 61.2 million Euros ($81.9 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.1%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at December 31, 2010, the amount on deposit was 61.7 million Euros ($82.6 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 18 — Financial Statements: Note 5 — Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at December 31, 2010 totaled $477.2 million, and the lease obligations, which as at December 31, 2010 totaled $470.8 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at December 31, 2010, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat’s capital lease obligations and restricted cash deposits were $437.5 million and $471.5 million, ($60.2) million and $66.9 million, and 4.9% and 4.8%, respectively.

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

Spot Market Rate Risk
One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 15 years as of December 31, 2010, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year. At December 31, 2010, the fair value of this derivative liability was ($10.0) million and the change from reporting period to period has been reported in realized and unrealized loss on derivative instruments.
Foreign Currency Fluctuations
Our functional currency is U.S. dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses and our Euro-denominated loans, capital leases and restricted cash deposits. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of certain of our crew and administrative staff. We also have Euro-denominated interest expense and interest income related to our Euro-denominated loans, Euro-denominated capital leases and Euro-denominated restricted cash deposits, respectively. As a result, fluctuations in the Euro relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income and realized and unrealized loss on derivative instruments.

Item 12.	Description of Securities Other than Equity Securities
Not applicable.

Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.	Material Modifications to the Rights of Unitholders and Use of Proceeds
Not applicable.

Item 15.	Controls and Procedures
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
We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2010.
During 2010, there were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal controls over financial reporting include those policies and procedures that: 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2010.
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
We have adopted Standards of Business Conduct that include a Code of Ethics for all our employees and the employees and directors of our General Partner. This document is available under “About Us - Partnership Governance” from the Home Page of our web site (www.teekaylng.com). We intend to disclose, under “About us — Partnership Governance” in the About Us section of our web site, any waivers to or amendments of our Code of Ethics for the benefit of any directors and executive officers of our General Partner.

Item 16C.	Principal Accountant Fees and Services
Our principal accountant for 2010 and 2009 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit services provided by Ernst & Young LLP for 2010 and 2009.

	2010	2009
Fees (in thousands of U.S. dollars)	$	$
Audit Fees(1)	996	1,060
Audit-Related Fees(2)	59	83
Tax Fees(3)	55	10

Total	1,110	1,153

(1)
Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements, audit services provided in connection with other statutory audits and professional services in connection with the review of our regulatory filings for our equity offerings.

(2)	Audit-related fees relate primarily to Dropdown Predecessor transactions and other accounting consultations.

(3)	Tax fees relate primarily to corporate tax compliance fees.
The Audit Committee of our General Partner’s board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2010.

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

Item 19.	Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay LNG Partners L.P. (1)
1.2	First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P., as amended by Amendment No. 1 dated as of May 31, 2006 and Amendment No. 2 as of January 1, 2007.
1.3	Certificate of Formation of Teekay GP L.L.C. (1)
1.4	Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C. (2)
4.1	Agreement, dated February 21, 2001, for a U.S. $100,000,000 Revolving Credit Facility between Naviera Teekay Gas S.L., J.P. Morgan plc and various other banks (2)
4.2	Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan (2)
4.3	Amended and Restated Omnibus Agreement (3)
4.4	Administrative Services Agreement with Teekay Shipping Limited (2)
4.5	Advisory, Technical and Administrative Services Agreement (2)
4.6	LNG Strategic Consulting and Advisory Services Agreement (2)
4.7
Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended (2)

4.8	Bareboat Charter Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Poseidon Gas AIE dated as of October 2, 2000 (2)
4.9
Credit Facility Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Chase Manhattan International Limited, as Agent, dated as of December 21, 2001, as amended (2)

4.10	Bareboat Charter Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Pagumar AIE dated as of December 30, 2003 (2)
4.11
Agreement, dated December 7, 2005, for a U.S. $137,500,000 Secured Reducing Revolving Loan Facility Agreement between Asian Spirit L.L.C., African Spirit L.L.C., European Spirit L.L.C., DNB Nor Bank ASA and other banks (4)

4.12	Agreement, dated August 23, 2006, for a U.S. $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks (5)
4.13	Purchase Agreement, dated November 2005, for the acquisition of Asian Spirit L.L.C., African Spirit L.L.C. and European Spirit L.L.C. (6)
4.14	Agreement, dated June 30, 2008, for a U.S. $172,500,000 Secured Revolving Loan Facility between Arctic Spirit L.L.C., Polar Spirit L.L.C and DnB Nor Bank A.S.A. (7)
4.15	Credit Facility Agreement between Taizhou L.L.C. and DHJS L.L.C. and Calyon, as Agent, dated as of October 27, 2009 (8)
4.16	Credit Facility Agreement between Bermuda Spirit L.L.C., Hamilton Spirit L.L.C., Zenith Spirit L.L.C., Summit Spirit L.L.C. and Credit Argicole CIB, dated March 17, 2010 (9)
4.17	Credit Facility Agreement between Great East Hull No. 1717 L.L.C., Great East Hull No. 1718 L.L.C., H.S.H.I Hull No. S363 L.L.C., H.S.H.I Hull No. S364 L.L.C. and Calyon, dated December 15, 2006 (9)
8.1	List of Subsidiaries of Teekay LNG Partners L.P.
12.1	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Executive Officer
12.2	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Financial Officer
13.1
Teekay LNG Partners L.P. Certification of Peter Evensen, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Ernst & Young LLP, as independent registered public accounting firm, for Teekay LNG Partners L.P.
15.2	Consolidated Financial Statements of Teekay Nakilat (III) Corporation

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

(3)	Previously filed as an exhibit to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 19, 2007 and hereby incorporated by reference to such report.

(4)	Previously filed as an exhibit to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 14, 2006 and hereby incorporated by reference to such report.

(5)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on December 21, 2006 and hereby incorporated by reference to such report.

(6)
Previously filed as an exhibit to the Partnership’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-129413), filed with the SEC on November 3, 2005, and hereby incorporated by reference to such Registration Statement.

(7)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on March 20, 2009 and hereby incorporated by reference to such report.

(8)	Previously filed as an exhibit to the Partnership’s Report on Form 20F (File No. 1-32479), filed with the SEC on April 26, 2010 and hereby incorporated by reference to such report.

(9)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on June 1, 2010 and hereby incorporated by reference to such report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P. By: Teekay GP L.L.C., its General Partner
Date: April 1, 2011	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of
TEEKAY LNG PARTNERS L.P.
We have audited the accompanying consolidated balance sheets of Teekay LNG Partners L.P. and subsidiaries (or the Partnership) as of December 31, 2010 and 2009, and the related consolidated statements of income (loss), changes in total equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay LNG Partners L.P. and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teekay LNG Partners L.P.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2011 expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ Ernst & Young LLP
April 1, 2011	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of
TEEKAY LNG PARTNERS L.P.
We have audited Teekay LNG Partners L.P.’s (or the Partnership’s) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Partnership’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.
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
The Partnership’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Partnership’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Partnership; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Partnership are being made only in accordance with authorizations of management and directors of the Partnership; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Partnership’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Teekay LNG Partners L.P. has maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010 based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2010 consolidated financial statements of Teekay LNG Partners L.P., and our report dated April 1, 2011 expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ Ernst & Young LLP
April 1, 2011	Chartered Accountants

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$

VOYAGE REVENUES (note 11)	374,008	343,048	314,404

OPERATING EXPENSES (note 11)
Voyage expenses	2,042	2,034	3,253
Vessel operating expenses	84,577	82,374	77,113
Depreciation and amortization	89,347	82,686	76,880
General and administrative (note 11a)	23,247	19,764	20,201
Gain on sale of vessel (note 16b)	(4,340)	—	—
Restructuring charge (note 17)	175	3,250	—
Goodwill impairment (note 6)	—	—	3,648

Total operating expenses	195,048	190,108	181,095

Income from vessel operations	178,960	152,940	133,309

OTHER ITEMS
Interest expense (notes 5, 9 and 11a)	(49,019)	(60,457)	(138,317)
Interest income (note 5)	7,190	13,873	64,325
Realized and unrealized loss on derivative instruments (note 12)	(78,720)	(40,950)	(99,954)
Foreign currency exchange gain (loss) (note 9)	27,545	(10,806)	18,244
Equity income (note 18)	8,043	27,639	136
Other income	615	392	1,250

Total other items	(84,346)	(70,309)	(154,316)

Net income (loss) before income tax expense	94,614	82,631	(21,007)
Income tax expense (note 10)	(1,670)	(694)	(205)

Net income (loss)	92,944	81,937	(21,212)

Non-controlling interest in net income (loss)	3,062	29,310	(40,698)
Dropdown Predecessor’s interest in net income (loss) (note 1)	2,258	5,302	894
General Partner’s interest in net income (loss)	8,896	5,180	11,989
Limited partners’ interest in net income (loss)	78,728	42,145	6,603
Limited partners’ interest in net income (loss) per unit (note 15)
• Common unit (basic and diluted)	1.46	0.86	0.63
• Subordinated unit (basic and diluted)	2.04	0.80	(0.29)
• Total unit (basic and diluted)	1.48	0.85	0.36

Weighted-average number of units outstanding:
• Common units (basic and diluted)	51,481,035	40,912,100	29,698,031
• Subordinated units (basic and diluted)	1,816,591	8,760,006	12,459,973
• Total units (basic and diluted)	53,297,626	49,672,106	42,158,004

Cash distributions declared per unit	2.37	2.28	2.18

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	December 31,	December 31,
	2010	2009
	$	$
ASSETS
Current
Cash and cash equivalents	81,055	108,350
Restricted cash — current (note 5)	82,576	32,427
Accounts receivable, including non-trade of $12,832 (2009 — $10,264)	19,362	11,047
Prepaid expenses	5,911	8,089
Current portion of derivative assets (note 12)	16,758	16,337
Current portion of net investments in direct financing leases (note 5)	5,635	5,196
Advances to affiliates (note 11m) and to joint venture of nil (2009 — $1,646)	6,133	22,361

Total current assets	217,430	203,807

Restricted cash — long-term (note 5)	489,562	579,093

Vessels and equipment
At cost, less accumulated depreciation of $200,708 (2009 — $161,486) (note 9)	1,059,465	1,116,653
Vessels under capital leases, at cost, less accumulated depreciation of $172,113 (2009 — $138,569) (note 5)	880,576	903,521
Advances on newbuilding contracts (note 13)	79,535	57,430

Total vessels and equipment	2,019,576	2,077,604

Investments in joint ventures (notes 11f and 18)	172,898	91,674
Net investments in direct financing leases (note 5)	410,060	416,245
Advances to joint venture partner (note 7)	10,200	—
Other assets (note 10)	22,967	25,888
Derivative assets (note 12)	45,525	15,794
Intangible assets — net (note 6)	123,546	132,675
Goodwill (note 6)	35,631	35,631

Total assets	3,547,395	3,578,411

LIABILITIES AND EQUITY
Current
Accounts payable (includes $567 and $1,084 for 2010 and 2009, respectively, owing to related parties) (note 11a)	4,355	4,741
Accrued liabilities (includes $3,020 and $2,572 for 2010 and 2009, respectively, owing to related parties) (notes 8, 11a and 12)	38,672	41,825
Unearned revenue	13,944	12,109
Current portion of long-term debt (note 9)	76,408	75,647
Current obligations under capital lease (note 5)	267,382	41,016
Current portion of derivative liabilities (note 12)	50,603	50,056
Advances from joint venture partners (note 7)	59	1,294
Advances from affiliates (note 11m)	133,351	104,265

Total current liabilities	584,774	330,953

Long-term debt (note 9)	1,322,707	1,397,687
Long-term obligations under capital lease (note 5)	470,752	743,254
Long-term unearned revenue	41,700	45,061
Other long-term liabilities (note 5)	64,777	60,467
Derivative liabilities (note 12)	149,362	83,951

Total liabilities	2,634,072	2,661,373

Commitments and contingencies (notes 5, 9, 12 and 13)

Equity
Dropdown Predecessor equity	—	43,013
Non-controlling interest	17,123	13,807
Partners’ equity	896,200	860,218

Total equity	913,323	917,038

Total liabilities and total equity	3,547,395	3,578,411

Consolidation of variable interest entities (note 13)

The accompanying notes are integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	92,944	81,937	(21,212)
Non-cash items:
Unrealized loss on derivative instruments (note 12)	34,306	3,788	84,546
Depreciation and amortization	89,347	82,686	76,880
Goodwill impairment (note 6)	—	—	3,648
Unrealized foreign currency exchange (gain) loss	(26,700)	9,532	(17,746)
Equity based compensation	151	361	369
Equity income	(8,043)	(27,639)	(136)
Amortization of deferred debt issuance costs	3,375	1,660	737
Gain on sale of vessel (note 16b)	(4,340)	—	—
Accrued interest and other — net	3,628	1,800	2,488
Change in operating assets and liabilities (note 14a)	3,029	26,988	31,962
Expenditures for drydocking	(12,727)	(9,729)	(11,966)

Net operating cash flow	174,970	171,384	149,570

FINANCING ACTIVITIES
Excess of purchase price over the contributed basis of Teekay Nakilat (III) Holdings Corporation (note 11f)	—	—	(28,192)
Distribution to Teekay Corporation for the purchase of Kenai LNG Carriers (note 11h)	—	—	(230,000)
Proceeds on sale of 1% interest in Kenai LNG Carriers (note 11k)	—	2,300	—
Distribution to Teekay Corporation for the acquisition of Alexander Spirit LLC, Bermuda Spirit LLC and Hamilton Spirit LLC (note 11l)	(33,997)	—	—
Proceeds from issuance of long-term debt	100,945	220,050	936,988
Debt issuance costs	(137)	(1,281)	(2,233)
Scheduled repayments of long-term debt	(76,018)	(80,301)	(73,613)
Prepayments of long-term debt	(72,000)	(185,900)	(321,000)
Scheduled repayments of capital lease obligations and other long-term liabilities	(39,147)	(37,437)	(33,176)
Proceeds from equity offerings net of offering costs (note 3)	50,921	162,559	202,519
Advances to and from affiliates	16,545	24,041	17,147
Advances to and from joint venture partners	(10,200)	—	621
Repayment of joint venture partners’ advances	(1,235)	—	—
Decrease in restricted cash	30,741	30,710	28,340
Cash distributions paid	(135,514)	(114,539)	(97,420)
Excess of purchase price over the contributed basis of Teekay Tangguh Borrower LLC (note 11e)	—	(31,829)	—
Equity contribution from Teekay Corporation to Dropdown Predecessor (notes 14c)	466	1,567	3,281
Other	884	—	—

Net financing cash flow	(167,746)	(10,060)	403,262

INVESTING ACTIVITIES
Purchase of Excalibur and Excelsior Joint Ventures (note 18)	(35,169)	—	—
Proceeds received from sale of vessel (note 16b)	21,556	—	—
Advances to joint venture	—	(2,856)	(278,723)
Repayments from joint venture	—	—	28,310
Return of capital from Teekay BLT Corporation to joint venture partners (note 11e)	—	—	(28,000)
Receipt of Spanish re-investment tax credit (note 10)	—	—	5,431
Purchase of Teekay Nakilat (III) Holdings Corporation (note 11f)	—	—	(82,007)
Purchase of Teekay Tangguh Borrower LLC (note 11e)	—	(37,259)	—
Receipts from direct financing leases	5,746	4,426	—
Expenditures for vessels and equipment	(26,652)	(134,926)	(172,093)

Net investing cash flow	(34,519)	(170,615)	(527,082)

(Decrease) Increase in cash and cash equivalents	(27,295)	(9,291)	25,750
Cash and cash equivalents, beginning of the year	108,350	117,641	91,891

Cash and cash equivalents, end of the year	81,055	108,350	117,641

Supplemental cash flow information (note 14).

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and units)

	TOTAL EQUITY
	Dropdown	Partners’ Equity					Non-
	Predecessor					General	controlling
	Equity	Common		Subordinated		Partner	Interest	Total
	$	Units	$	Units	$	$	$	$
Balance as at December 31, 2007	1,118	22,540	454,459	14,735	227,133	26,582	141,378	850,670

Net change in parent’s equity in Dropdown Predecessor (note 1)	224,366	—	—	—	—	—	—	224,366
Net loss and comprehensive loss	894	—	9,509	—	(2,906)	11,989	(40,698)	(21,212)
Cash distributions	—	—	(65,002)	—	(27,996)	(4,422)	—	(97,420)
Proceeds from follow-on public offering of units, net of offering costs of $6.2 million (note 3)	—	7,114	198,345	—	—	4,174	—	202,519
Re-investment tax credit (note 10)	—	—	3,218	—	2,104	109	—	5,431
Equity based compensation	—	—	255	—	107	7	—	369
Conversion of subordinated units to common units (note 15)	—	3,684	46,040	(3,684)	(46,040)	—	—	—
Teekay Tangguh Joint Venture repayment of contributed capital (note 11e)	—	—	—	—	—	—	(28,000)	(28,000)
Purchase of Teekay Nakilat (III) Holdings Corporation (note 11f)	—	—	(11,307)	—	(15,908)	(977)	(69,818)	(98,010)
Purchase of Kenai LNG Carriers from Teekay Corporation (note 11h)	(226,378)	—	(1,305)	—	(2,203)	(114)	—	(230,000)

Balance as at December 31, 2008	—	33,338	634,212	11,051	134,291	37,348	2,862	808,713

Net change in parent’s equity in Dropdown Predecessor (note 1)	37,711	—	—	—	—	—	—	37,711
Net income and comprehensive income	5,302	—	35,108	—	7,037	5,180	29,310	81,937
Cash distributions	—	—	(87,051)	—	(20,997)	(6,491)	—	(114,539)
Proceeds from follow-on public offering of units, net of offering costs of $7.6 million (note 3)	—	7,951	159,155	—	—	3,404	—	162,559
Re-investment tax credit (note 10)	—	—	(3,795)	—	(813)	(92)	—	(4,700)
Equity based compensation	—	—	292	—	61	8	—	361
Conversion of subordinated units to common units (note 15)	—	3,684	42,010	(3,684)	(42,010)	—	—	—
Acquisition of interest rate swaps (note 11j)	—	—	(3,839)	—	(872)	(99)	—	(4,810)
Purchase of Teekay Tangguh Borrower LLC from Teekay Corporation (note 11e)	—	—	(21,678)	—	(8,952)	(1,199)	(20,665)	(52,494)
Sale of 1% interest in Kenai LNG Carriers to Teekay General Partner (note 11k)	—	—	—	—	—	—	2,300	2,300

Balance as at December 31, 2009	43,013	44,973	754,414	7,367	67,745	38,059	13,807	917,038

Net change in parent’s equity in Dropdown Predecessor (note 1)	466	—	—	—	—	—	—	466
Net income and comprehensive income	2,258	—	75,028	—	3,700	8,896	3,062	92,944

Cash distributions	—	—	(118,114)	—	(8,620)	(8,780)	—	(135,514)
Equity based compensation	—	—	148	—	—	3	—	151
Additional offering costs related to November 2009 follow-on equity offering (note 3)	—	—	(111)	—	(18)	(2)	—	(131)
Purchase of Alexander Spirit LLC, Bermuda Spirit LLC and Hamilton Spirit LLC from Teekay Corporation (note 11l)	(45,737)	—	(2,471)	—	(1,020)	(148)	—	(49,376)
Conversion of subordinated units to common units (note 15)	—	7,367	61,787	(7,367)	(61,787)	—	—	—
Acquisition of interest rate swap (note 11j)	—	—	(1,470)	—	—	(30)	—	(1,500)
Direct equity placement, net of offering costs of $0.1 million (note 3)	—	1,713	49,901	—	—	1,020	—	50,921
Purchase of Excalibur and Excelsior Joint Ventures (note 18)	—	1,053	37,309	—	—	761	254	38,324

Balance as at December 31, 2010	—	55,106	856,421	—	—	39,779	17,123	913,323

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
1.	Basis of presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries, the Dropdown Predecessor, as described below, and certain variable interest entities (see Note 13). Significant intercompany balances and transactions have been eliminated upon consolidation. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Partnership has accounted for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels during the periods they were under common control of Teekay Corporation and had begun operations.

On March 17, 2010, the Partnership acquired two 2009-built Suezmax tankers, the Bermuda Spirit and the Hamilton Spirit (or the Centrofin Suezmaxes), and a 2007-built Handymax Product tanker, the Alexander Spirit, from Teekay Corporation and the related long-term, fixed-rate time-charter contracts. On April 1, 2008, the Partnership acquired interests in two LNG vessels (the Kenai LNG Carriers) from Teekay Corporation and immediately chartered the vessels back to Teekay Corporation. These transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s balance sheet as at December 31, 2009 and the consolidated statements of income (loss), cash flows and changes in total equity for the years ended December 31, 2010, 2009 and 2008 reflect these five vessels and their results of operations, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations under the ownership of Teekay Corporation on December 13 and 14, 2007 (the Kenai LNG Carriers), on May 27, 2009 (Bermuda Spirit), June 24, 2009 (Hamilton Spirit) and September 3, 2009 (Alexander Spirit). The effect of adjusting the Partnership’s financial statements to account for these common control exchanges increased the Partnership’s net income (loss) by $2.3 million, $5.3 million and $0.9 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The Partnership’s consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the vessels. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented. In addition, the Dropdown Predecessor was capitalized in part with non-interest bearing loans or equity from Teekay Corporation and its subsidiaries. These intercompany loans and equity were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and equity and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans and equity. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the Dropdown Predecessor (see Note 11a).

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Partnership and its subsidiaries is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income (loss).

Operating revenues and expenses

The lease element of time-charters accounted for as operating leases are recognized by the Partnership daily over the term of the charter as the applicable vessel operates under the charter. The lease element of the Partnership’s time charters that are accounted for as direct financing leases are reflected on the balance sheets as net investments in direct financing leases. The lease revenue is recognized on an effective interest rate method over the lease term and is included in voyage revenues. The Partnership recognizes revenues from the non-lease element of time-charter contracts daily as services are performed. The Partnership does not recognize revenues during days that the vessel is off-hire.

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

Loan receivables

The Partnership’s loan receivables are recorded at cost. The premium paid over the outstanding principal amount, if any, is amortized to interest income over the term of the loan using the effective interest rate method. The Partnership analyzes its loans for impairment during each reporting period. A loan is impaired when, based on current information and events, it is probable that the Partnership will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Partnership considers in determining that a loan is impaired include, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor, any information provided by the debtor regarding their ability to repay the loan. When a loan is impaired, the Partnership measures the amount of the impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting impairment in earnings.

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

			December 31,
	Credit Quality		2010
Class of Financing Receivable	Indicator	Grade	$
Direct financing leases	Payment activity	Performing	415,695
Other receivables
Long-term receivable included in other assets	Payment activity	Performing	410
Advances to joint venture partner	Other internal metrics	Performing	10,200

			426,305

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. The acquisition cost (net of any government grants received) and all costs incurred to restore used vessels purchased by the Partnership to the standards required to properly service the Partnership’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Conventional tankers, 30 years for LPG carriers and 35 years for LNG carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years, 30 years, or 35 years, respectively. Depreciation of vessels and equipment (including depreciation attributable to the Dropdown Predecessor) for the years ended December 31, 2010, 2009 and 2008 aggregated $72.8 million, $69.0 million and $64.2 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.

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

Interest costs capitalized to vessels and equipment for the years ended December 31, 2010, 2009 and 2008 aggregated $4.2 million, $8.0 million and $11.4 million, respectively.

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

Generally, the Partnership drydocks each of its vessels every five years. In addition, a shipping society classification intermediate survey is performed on the Partnership’s LNG and LPG carriers between the second and third year of the five-year drydocking period. The Partnership capitalizes a portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey over the estimated useful life of the drydock. The Partnership includes in capitalized drydocking those costs incurred as part of the drydocking to meet regulatory requirements, or expenditures that either add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s operating efficiency. The Partnership expenses costs related to routine repairs and maintenance performed during drydocking that do not improve operating efficiency or extend the useful lives of the assets.

Drydocking activity for the three years ended December 31, 2010, 2009 and 2008 is summarized as follows:

	Year Ended
	December 31,
	2010	2009	2008
	$	$	$

Balance at January 1,	20,477	15,257	6,854
Cost incurred for drydocking	12,727	9,729	11,966
Sale of vessel	(1,477)	—	—
Drydock amortization	(7,334)	(4,509)	(3,563)

Balance at December 31,	24,393	20,477	15,257

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

Investments in joint ventures

The Partnership’s investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Partnership’s proportionate share of earnings or losses and distributions. The Partnership evaluates its investment in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Partnership’s statement of income (loss).

Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, are presented as other assets and are deferred and amortized on an effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

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

The Partnership’s finite life intangible assets consist of acquired time-charter contracts and are amortized on a straight-line basis over the remaining term of the time-charters. Finite life intangible assets are assessed for impairment when events or circumstances indicate that the carrying value may not be recoverable.

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

For derivative financial instruments that are not designated or that do not qualify as hedges for accounting purposes, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated interest rate swaps and the Partnership’s agreement with Teekay Corporation for the Suezmax tanker the Toledo Spirit are recorded in realized and unrealized gain (loss) on derivative instruments in the Partnership’s statements of income (loss) (see Note 11g).

Income taxes

The Partnership accounts for income taxes using the liability method. All but two of the Partnership’s Spanish-flagged vessels are subject to the Spanish Tonnage Tax Regime (or TTR). Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the Partnership’s disposal, excluding time required for repairs. The income the Partnership receives with respect to the remaining two Spanish-flagged vessels is taxed in Spain at a rate of 30%. However, these two vessels are registered in the Canary Islands Special Ship Registry. Consequently, the Partnership is allowed a credit, equal to 90% of the tax payable on income from the commercial operation of these vessels, against the tax otherwise payable. This effectively results in an income tax rate of approximately 3% on income from the operation of these two Spanish-flagged vessels.

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

Guarantees

Guarantees issued by the Partnership, excluding those that are guaranteeing its own performance, are recognized at fair value at the time the guarantees are issued and are presented in the Partnership’s consolidated balance sheets as other long-term liabilities. The liability recognized on issuance is amortized to either other (expense) income — net or interest expense on the Partnership’s consolidated statements of income (loss) as the Partnership’s risk from the guarantees declines over the term of the guarantee. If it becomes probable that the Partnership will have to perform under a guarantee, the Partnership will recognize an additional liability if the amount of the loss can be reasonably estimated.

Comprehensive income
During the years ended December 31, 2010, 2009 and 2008 the Partnership’s comprehensive income (loss) and net income (loss) were the same.
Adoption of New Accounting Pronouncements

In January 2010, the Partnership adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 810, Consolidations, that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. The adoption of this amendment did not have an impact on the Partnership’s consolidated financial statements.

In July 2010, the FASB issued an amendment to FASB ASC 310, Receivables, that requires companies to provide more information in their disclosures about the credit quality of their financing receivables and the credit reserves held against them. The disclosures required on the adoption of this amendment are included as part of this note.

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

Long-term debt — The fair values of the Partnership’s fixed-rate and variable-rate long-term debt are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities.

Advances to and from affiliates and joint venture — The fair value of the Partnership’s advances to and from affiliates and joint venture approximates their carrying amounts reported in the accompanying consolidated balance sheets due to the current nature of the balances.

Advances to and from joint venture partners — The fair value of the Partnership’s advances to its joint venture partner as at December 31, 2010 is not determinable given the related party nature of the balance. The fair value of the Partnership’s advances from its joint venture partners as at December 31, 2009 approximates its carrying amount reported in the accompanying consolidated balance sheets due to the current nature of the balance.

Interest rate swap agreements — The Partnership transacts all of its interest rate swap agreements through financial institutions that are investment-grade rated at the time of the transaction and requires no collateral from these institutions. The fair value of the Partnership’s interest rate swaps is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account the fixed interest rate in the interest rate swap, current interest rates and the current credit worthiness of either the Partnership or the swap counterparties depending on whether the swaps are in asset or liability position. The estimated amount is the present value of future cash flows.

Other derivative — The Partnership’s other derivative agreement is between Teekay Corporation and the Partnership and relates to hire payments under the time-charter contract for the Suezmax tanker Toledo Spirit (see Note 11g). The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of the Partnership’s projection of future spot market tanker rates, which have been derived from current spot market tanker rates and long-term historical average rates.

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

The estimated fair value of the Partnership’s financial instruments and categorization using the fair value hierarchy for those financial instruments that are measured at fair value on a recurring basis is as follows:

		December 31, 2010		December 31, 2009
		Carrying	Fair	Carrying	Fair
		Amount	Value	Amount	Value
	Fair Value	Asset	Asset	Asset	Asset
	Hierarchy	(Liability)	(Liability)	(Liability)	(Liability)
	Level(1)	$	$	$	$

Cash and cash equivalents and restricted cash		653,193	653,193	719,870	719,870
Advances to and from affiliates and joint venture		(127,218)	(127,218)	(81,904)	(81,904)
Long-term debt (note 9)		(1,399,115)	(1,292,026)	(1,473,334)	(1,316,668)
Advances to and from joint venture partners (note 7)		10,141	— (2)	(1,294)	(1,294)
Derivative instruments (note 12)
Interest rate swap agreements — assets	Level 2	66,870	66,870	36,744	36,744
Interest rate swap agreements — liabilities	Level 2	(201,463)	(201,463)	(134,946)	(134,946)
Other derivative	Level 3	(10,000)	(10,000)	(10,600)	(10,600)

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.

(2)	The fair value of the Partnership’s advances to its joint venture partner as at December 31, 2010 was not determinable given the amounts are non-current with no fixed repayment terms.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Changes in fair value during the years ended December 31, 2010 and 2009 for assets (liabilities) that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

	Year ended December 31,
	2010	2009
	$	$

Fair value at January 1	(10,600)	(17,955)
Unrealized gains included in earnings	600	7,355

Fair value at December 31	(10,000)	(10,600)

No non-financial assets or non-financial liabilities were carried at fair value at December 31, 2010 or December 31, 2009.
3.	Equity Offerings

On April 23, 2008, the Partnership completed an equity offering of 5.0 million common units at a price of $28.75 per unit, for gross proceeds of approximately $143.8 million. On May 8, 2008, the underwriters partially exercised their over-allotment option and purchased an additional 0.4 million common units for an additional $10.8 million in gross proceeds to the Partnership. Concurrently with the public offering, Teekay Corporation acquired 1.7 million common units of the Partnership at the same public offering price for a total cost of $50.0 million. As a result of these equity transactions, the Partnership raised gross equity proceeds of $208.7 million (including the General Partner’s 2% proportionate capital contribution), and Teekay Corporation’s ownership in the Partnership was reduced from 63.7% to 57.7% (including its indirect 2% general partner interest). The Partnership used the total net proceeds from the equity offerings of approximately $202.5 million to reduce amounts outstanding under the Partnership’s revolving credit facilities that were used to fund the acquisitions of interests in LNG carriers.

On March 30, 2009, the Partnership completed an equity offering of 4.0 million common units at a price of $17.60 per unit. As a result of the offering, the Partnership raised gross equity proceeds of $71.8 million (including the General Partner’s 2% proportionate capital contribution), and Teekay Corporation’s ownership in the Partnership was reduced from 57.7% to 53.05% (including its indirect 2% general partner interest). The Partnership used the total net offering proceeds of approximately $68.7 million to prepay amounts outstanding on two of its revolving credit facilities.

On November 20, 2009, the Partnership completed an equity offering of 3.5 million common units at a price of $24.40 per unit, for gross proceeds of approximately $85.4 million. On November 25, 2009, the underwriters partially exercised their over-allotment option and purchased an additional 0.5 million common units for an additional $11.0 million in gross proceeds to the Partnership. As a result of these equity transactions, the Partnership raised gross equity proceeds of $98.4 million (including the General Partner’s 2% proportionate capital contribution), and Teekay Corporation’s ownership in the Partnership was reduced from 53.05% to 49.2% (including its indirect 2% general partner interest). The Partnership used the total net offering proceeds of approximately $93.7 million to prepay amounts outstanding on two of its revolving credit facilities.

On July 15, 2010, the Partnership completed a direct equity placement of 1.7 million common units at a price of $29.18 per unit to an institutional investor. As a result of the offering, the Partnership raised gross equity proceeds of $51.0 million (including the General Partner’s 2% proportionate capital contribution), and Teekay Corporation’s ownership in the Partnership was reduced from 49.2% to 46.8% (including its indirect 2% general partner interest). The Partnership used the total net offering proceeds of approximately $50.9 million to prepay amounts outstanding on one of its revolving credit facilities and for general partnership purposes.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
4.     Segment Reporting

The Partnership has two reportable segments, its liquefied gas segment and its conventional tanker segment. The Partnership’s liquefied gas segment consists of LNG and liquefied petroleum gas (or LPG) carriers subject to long-term, fixed-rate time-charters to international energy companies and Teekay Corporation (see Note 11h). As at December 31, 2010, the Partnership’s liquefied gas segment consisted of seventeen LNG carriers (including six LNG carriers included in joint ventures that are accounted for under the equity method) and two LPG carriers. The Partnership’s conventional tanker segment consisted of ten Suezmax-class crude oil tankers and one Handymax Product tanker operating on long-term, fixed-rate time-charter contracts to international energy and shipping companies. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following table presents voyage revenues and percentage of consolidated voyage revenues for customers that accounted for more than 10% of the Partnership’s consolidated voyage revenues during any of the periods presented.

	Year Ended	Year Ended	Year Ended
(U.S. dollars in millions)	December 31, 2010	December 31, 2009	December 31, 2008
Ras Laffan Liquefied Natural Gas Company Ltd.(2)	$68.7 or 18%	$68.7 or 20%	$68.4 or 22%
Repsol YPF, S.A.(2)	$51.9 or 14%	$51.5 or 15%	$55.2 or 18%
Compania Espanola de Petroleos(1)	$44.0 or 12%	$44.5 or 13%	$65.3 or 21%
The Tangguh Production Sharing Contractors(2)	$42.8 or 11%	Less than 10%	—
Teekay Corporation(2)	$36.5 or 10%	$38.9 or 11%	Less than 10%

(1)	Conventional tanker segment

(2)	Liquefied gas segment

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following tables include results for these segments for the years presented in these financial statements.

	Year Ended December 31, 2010
		Conventional
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$

Voyage revenues	264,816	109,192	374,008
Voyage expenses	29	2,013	2,042
Vessel operating expenses	46,496	38,081	84,577
Depreciation and amortization	60,954	28,393	89,347
General and administrative(1)	12,239	11,008	23,247
Gain on sale of vessel	(4,340)	—	(4,340)
Restructuring charge	—	175	175

Income from vessel operations	149,438	29,522	178,960

Equity income	8,043	—	8,043
Investment in joint ventures	172,898	—	172,898
Total assets at December 31, 2010	2,866,541	568,393	3,434,934
Expenditures for vessels and equipment(2)	24,095	2,557	26,652
Expenditures for drydock	2,014	10,713	12,727

	Year Ended December 31, 2009
		Conventional
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$

Voyage revenues	252,854	90,194	343,048
Voyage expenses	1,018	1,016	2,034
Vessel operating expenses	50,919	31,455	82,374
Depreciation and amortization	59,088	23,598	82,686
General and administrative(1)	11,033	8,731	19,764
Restructuring charge	1,381	1,869	3,250

Income from vessel operations	129,415	23,525	152,940

Equity income	27,639	—	27,639
Investment in and advances to joint venture	93,320	—	93,320
Total assets at December 31, 2009	2,846,685	583,525	3,430,210
Expenditures for vessels and equipment(2)	133,563	1,363	134,926
Expenditures for drydock	8,409	1,320	9,729

	Year Ended December 31, 2008
		Conventional
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$

Voyage revenues	222,318	92,086	314,404
Voyage expenses	1,397	1,856	3,253
Vessel operating expenses	49,400	27,713	77,113
Depreciation and amortization	57,880	19,000	76,880
General and administrative(1)	11,247	8,954	20,201
Goodwill impairment	—	3,648	3,648

Income from vessel operations	102,394	30,915	133,309

Equity income	136	—	136
Investment in and advances to joint venture	64,382	—	64,382
Total assets at December 31, 2008	2,891,106	396,131	3,287,237
Expenditures for vessels and equipment(2)	169,769	2,324	172,093
Expenditures for drydock	6,179	5,787	11,966

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	Excludes non-cash investing activities (see Note 14).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
A reconciliation of total segment assets presented in the consolidated balance sheet is as follows:

	December 31,	December 31,
	2010	2009
	$	$

Total assets of the liquefied gas segment	2,866,541	2,846,685
Total assets of the conventional tanker segment	568,393	583,525
Cash and cash equivalents	81,055	108,350
Accounts receivable and prepaid expenses	25,273	19,136
Advances to affiliates	6,133	20,715

Consolidated total assets	3,547,395	3,578,411

5.	Leases and Restricted Cash
Capital Lease Obligations

	December 31,	December 31,
	2010	2009
	$	$

RasGas II LNG Carriers	470,752	470,138
Spanish-Flagged LNG Carrier	81,881	119,068
Suezmax Tankers	185,501	195,064

Total	738,134	784,270
Less current portion	267,382	41,016

Total	470,752	743,254

RasGas II LNG Carriers. As at December 31, 2010, the Partnership owned a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below and in the table above relating to the RasGas II LNG Carriers capital leases include the Partnership’s joint venture partner’s 30% share.

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

During 2008, the Partnership agreed under the terms of its tax lease indemnification guarantee to increase its capital lease payments for the three LNG carriers to compensate the lessor for losses suffered as a result of changes in tax rates. The estimated increase in lease payments was approximately $8.1 million over the term of the lease, with a carrying value of $7.7 million as at December 31, 2010. This amount is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. In addition, the Partnership’s carrying amount of the remaining tax indemnification guarantee as at December 31, 2010 is $8.9 million and is also included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2041. Although there is no maximum potential amount of future payments, Teekay Nakilat may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at December 31, 2010, the commitments under these capital leases approximated $1.0 billion, including imputed interest of ($554.3) million, repayable as follows:

Year	Commitment
2011	$24,000
2012	$24,000
2013	$24,000
2014	$24,000
2015	$24,000
Thereafter	$905,128

As the payments in the next five years only cover a portion of the estimated interest expense, the lease obligation will continue to increase. Starting 2024, the lease payments will increase to cover both interest and principal to commence reduction of the principal portion of the lease obligations.

Spanish-Flagged LNG Carrier. As at December 31, 2010, the Partnership was a party to a capital lease on one LNG carrier the Madrid Spirit which is structured as a “Spanish tax lease”. Under the terms of the Spanish tax lease for the Madrid Spirit, which includes the Partnership’s contractual right to full operation of the vessel pursuant to a bareboat charter, the Partnership will purchase the vessel at the end of the lease term in December 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the interest rate implicit in the Spanish tax lease was 5.8%. As at December 31, 2010, the commitments under this capital lease, including the purchase obligation, approximated 64.8 million Euros ($86.8 million), including imputed interest of 3.6 million Euros ($4.9 million), repayable in 2011.

Suezmax Tankers. As at December 31, 2010, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements the Partnership is required to purchase these vessels after the end of their respective lease terms, which may occur in 2011, for a fixed price. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at December 31, 2010, the remaining commitments under these capital leases, including the purchase obligations, approximated $197.9 million, including imputed interest of $12.4 million, repayable in 2011.

The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.
Restricted Cash

Under the terms of the capital leases for the RasGas II LNG Carriers and the Madrid Spirit, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the Madrid Spirit at the end of the lease period. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 9).

As at December 31, 2010 and December 31, 2009, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $477.2 million and $479.4 million, respectively. As at December 31, 2010 and December 31, 2009, the weighted-average interest rates earned on the deposits were 0.4% and 0.4%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge its floating-rate restricted cash deposit relating to the RasGas II LNG Carriers (see Note 12).

As at December 31, 2010 and December 31, 2009, the amount of restricted cash on deposit for the Madrid Spirit was 61.7 million Euros ($82.6 million) and 84.3 million Euros ($120.8 million), respectively. As at December 31, 2010 and December 31, 2009, the weighted-average interest rates earned on these deposits were 5.1%.

The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled 9.3 million Euros ($12.3 million) and 7.9 million Euros ($11.3 million) as at December 31, 2010 and December 31, 2009, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Operating Lease Obligations
Teekay Tangguh Joint Venture.

On November 1, 2006, the Partnership entered into an agreement with Teekay Corporation to purchase its 100% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture). The Partnership ultimately acquired 99% of Teekay Corporation’s interest in Teekay Tangguh, essentially giving the Partnership a 69% interest in the Teekay Tangguh Joint Venture. As at December 31, 2010, the Teekay Tangguh Joint Venture was a party to operating leases whereby it is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company (or Head Leases). The Teekay Tangguh Joint Venture is then leasing back the LNG carriers from the same third party company (or Subleases). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the third party company is entitled to increase the lease payments under the Sublease to maintain its agreed after-tax margin. The Teekay Tangguh Joint Venture’s carrying amount of this tax indemnification is $10.3 million and is included as part of other long-term liabilities in the accompanying consolidated balance sheets of the Partnership. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2033. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Joint Venture will be required to pay termination sums to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20 year terms and are classified as operating leases. The Head Lease and the Sublease for each of the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

As at December 31, 2010, the total estimated future minimum rental payments to be received and paid under the lease contracts are as follows:

	Head Lease	Sublease
Year	Receipts (1)	Payments (1)
2011	$28,875	$25,072
2012	$28,859	$25,072
2013	$28,843	$25,072
2014	$28,828	$25,072
2015	$22,188	$25,072
Thereafter	$281,548	$332,315

Total	$419,141	$457,675

(1)
The Head Leases are fixed-rate operating leases while the Subleases have a small variable-rate component. As at December 31, 2010, the Partnership had received $91.2 million of Head Lease receipts and had paid $41.5 million of Sublease payments. Head Lease receipts and payments are deferred and amortized on a straight line basis over the lease terms and as at December 31, 2010, $31.3 million of Head Lease receipts has been deferred and included in other long-term liabilities in the Partnership’s consolidated balance sheets.

Net Investments in Direct Financing Leases

The Tangguh LNG Carriers commenced their time-charters with The Tangguh Production Sharing Contractors in January and May 2009, respectively. Both time-charters are accounted for as direct financing leases with 20-year terms and the following table lists the components of the net investments in direct financing leases:

	December 31,	December 31,
	2010	2009
	$	$

Total minimum lease payments to be received	701,442	739,972
Estimated unguaranteed residual value of leased properties	194,965	194,965
Initial direct costs	587	619
Less unearned revenue	(481,299)	(514,115)

Total	415,695	421,441
Less current portion	5,635	5,196

Total	410,060	416,245

As at December 31, 2010, estimated minimum lease payments to be received by the Partnership under the Tangguh LNG Carrier leases in each of the next five succeeding fiscal years are approximately $38.5 million per year for 2011 through 2015. Both leases are scheduled to end in 2029.

Operating Leases

As at December 31, 2010, the minimum scheduled future revenues in the next five years to be received by the Partnership for the lease and non-lease elements under time-charters that were accounted for as operating leases were approximately $333.5 million (2011), $339.8 million (2012), $338.9 million (2013), $338.9 million (2014) and $335.7 million (2015). The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
6.	Intangible Assets and Goodwill

As at December 31, 2010 and 2009 intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years. The carrying amount of intangible assets for the Partnership’s reportable segments is as follows:

	December 31, 2010			December 31, 2009
		Conventional			Conventional
	Liquefied Gas	Tanker		Liquefied Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
Gross carrying amount	179,813	2,739	182,552	179,813	2,739	182,552
Accumulated amortization	(56,743)	(2,263)	(59,006)	(47,889)	(1,988)	(49,877)

Net carrying amount	123,070	476	123,546	131,924	751	132,675

Amortization expense of intangible assets is $9.1 million for each of the years ended December 31, 2010, 2009 and 2008. Amortization of intangible assets in each of the five years following 2010 is approximately $9.1 million per year.

The carrying amount of goodwill as at December 31, 2010 and 2009 for the Partnership’s liquefied gas segment is $35.6 million. In 2008 the Partnership conducted an impairment review of its reporting units and determined that the fair value attributable to the Partnership’s Conventional tanker reporting unit was less than its carrying value. As a result, a goodwill impairment loss of $3.6 million was recognized during 2008. In 2010 and 2009, the Partnership conducted a goodwill impairment review of its liquefied gas segment and concluded that no impairment existed at December 31, 2010 and 2009.

7.	Advances to and from Joint Venture Partners

	December 31,	December 31,
	2010	2009
	$	$

Advances to BLT LNG Tangguh Corporation	10,200	—

Advances to joint venture partner	10,200	—

	December 31,	December 31,
	2010	2009
	$	$

Advances from Qatar Gas Transport Company Ltd. (Nakilat)	59	115
Advances from BLT LNG Tangguh Corporation	—	1,179

Advances from joint venture partners	59	1,294

Advances to and from joint venture partners are non-interest bearing and unsecured. The Partnership did not recognize any interest income or incur any interest expense from the advances during the years ended December 31, 2010, 2009 and 2008.

8.	Accrued Liabilities

	December 31, 2010	December 31, 2009
	$	$

Voyage and vessel expenses	11,173	17,610
Interest	19,912	16,945
Payroll and benefits (note 17)(1)	6,534	6,495
Other	1,053	775

Total	38,672	41,825

(1)
As at December 31, 2010 and 2009, $3.0 million and $2.6 million, respectively, of accrued liabilities relates to crewing and manning costs payable to the subsidiaries of Teekay Corporation (see Note 11a).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
9.	Long-Term Debt

	December 31,	December 31,
	2010	2009
	$	$

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	188,000	181,000
U.S. Dollar-denominated Term Loans due through 2019	371,685	396,601
U.S. Dollar-denominated Term Loans due through 2021	332,248	342,644
U.S. Dollar-denominated Term Loans due through 2021	120,599	126,013
U.S. Dollar-denominated Unsecured Demand Loan	13,282	14,658
Euro-denominated Term Loans due through 2023	373,301	412,418

Total	1,399,115	1,473,334
Less current portion	76,408	75,647

Total	1,322,707	1,397,687

As at December 31, 2010, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $526.6 million, of which $338.6 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $32.2 million (2011), $32.9 million (2012), $33.7 million (2013), $34.5 million (2014), $84.1 million (2015) and $309.2 million (thereafter). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2010, totaled $371.7 million, of which $203.5 million bears interest at a fixed-rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56.0 million per vessel due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on three vessels to which the loan relates, together with certain other related security and certain guarantees from the Partnership.

The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2010, totaled $332.2 million. Interest payments on the loan are based on LIBOR plus margins with margins ranging between 0.30% and 0.63%. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.625%. One tranche (total value of up to $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95.0 million bullet payment per vessel due 12 years and three months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.

At December 31, 2010, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $120.6 million. Interest payments on one tranche under the loan facility are based on six month LIBOR plus 0.30%, while interest payments on the second tranche are based on six-month LIBOR plus 0.70%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $20 million bullet payment per vessel due 12 years and six months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.

The Partnership has a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at December 31, 2010, totaled $13.3 million. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.

The Partnership has two Euro-denominated term loans outstanding, which as at December 31, 2010 totaled 278.9 million Euros ($373.3 million). Interest payments are based on EURIBOR plus a margin, which margins ranged from 0.60% to 0.66% as of December 31, 2010. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and guarantees from one of the Partnership’s subsidiaries.

Also at December 31, 2010, the Partnership had a $122.0 million credit facility that will be secured by three LPG Carriers (or the Skaugen LPG Carriers), of which two were acquired from I. M. Skaugen ASA (or Skaugen) in April 2009 and November 2009, and two Multigas ships to be acquired from Teekay Corporation in 2011 (or the Skaugen Multigas Carriers). The facility amount is equal to the lower of $122.0 million and 60% of the aggregate purchase price of the vessels. The facility will mature, with respect to each vessel, seven years after each vessel’s first drawdown date. The Partnership expects to draw on this facility in 2011 to repay a portion of the amount it borrowed to purchase two Skaugen LPG Carriers in April 2009 and November 2009. As at December 31, 2010, the Partnership had access to draw $40 million on this facility. The Partnership intends to use the remaining available funds from the facility to assist in purchasing the remaining Skaugen LPG Carrier and the Skaugen Multigas Carriers.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at December 31, 2010 and 2009 was 1.7%. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 12). At December 31, 2010, the margins on the Partnership’s outstanding long-term debt ranged from 0.3% to 0.7%.

All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s Euro-denominated term loans, capital leases and restricted cash, the Partnership recognized an unrealized foreign exchange gain (loss) of $27.5 million, ($10.8) million and $18.2 million for the year ended December 31, 2010, 2009 and 2008, respectively.

The aggregate annual long-term debt principal repayments required for periods subsequent to December 31, 2010 are $76.4 million (2011), $277.9 million (2012), $78.9 million (2013), $79.4 million (2014) $128.8 million (2015) and $757.7 million (thereafter).

Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage, and require one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities. One of the Partnership’s term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at December 31, 2010, the Partnership and its affiliates were in compliance with all covenants relating to the Partnership’s credit facilities and capital leases.

10.	Income Tax
The components of the provision for income taxes were as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
Current	(1,340)	(500)	—
Deferred	(330)	(194)	(205)

Income tax expense	(1,670)	(694)	(205)

The significant components of the Partnership’s deferred tax assets (liabilities) included in other assets were as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2010	2009
	$	$
Derivative instruments	13,229	9,180
Taxation loss carryforwards	13,444	11,953
Vessels and equipment	18,998	11,179
Capitalized interest	(3,604)	(3,713)

	42,067	28,599
Valuation allowance	(38,420)	(24,943)

Net deferred tax assets	3,647	3,656

The Partnership has tax losses in the United Kingdom (or UK) of $41.0 million as at December 31, 2010 that are available indefinitely for offset against future taxable income in the UK. The Partnership also has tax losses in Spain of 49.0 million Euros (approximately $65.5 million) as at December 31, 2010 that are available to be carried forward for fifteen years for offset against future taxable income in Spain.

As of December 31, 2007, the Partnership had unrecognized tax benefits of 3.4 million Euros (approximately $5.4 million) relating to a re-investment tax credit related to a 2005 annual tax filing. During the third quarter of 2008, the Partnership received the refund on the re-investment tax credit and met the more-likely-than-not recognition threshold. As a result, the Partnership reflected this refund as a credit to equity as the original vessel sale transaction was a related party transaction reflected in equity. The relevant tax authorities have challenged the eligibility of the re-investment tax credit. As a result, the Partnership believes the more-likely-than-not threshold is no longer met and recognized a liability of 3.4 million Euros (approximately $4.7 million) and reversed the benefit of the refund against equity as of December 31, 2009. As at December 31, 2010, a liability of 4.0 million Euros (approximately $5.4 million) relating to the re-investment tax credit is included in other long-term liabilities.

The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2010 and 2009, the Partnership had $1.0 million and $0.5 million, respectively, of accrued interest and penalties relating to income taxes. The tax years 2007 through 2010 currently remain open to examination by the major tax jurisdictions to which the Partnership is subject to.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
11.	Related Party Transactions
a) The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with administrative, crew training, advisory, technical and strategic consulting services. During the years ended December 31, 2010, 2009 and 2008, the Partnership incurred $14.9 million, $11.4 million and $9.4 million, respectively, for these services. In addition, as a component of the services agreements, the Teekay Corporation subsidiaries provide the Partnership with all usual and customary crew management services in respect of its vessels. For the years ended December 31, 2010, 2009 and 2008, the Partnership incurred $30.5 million, $27.4 million and $20.1 million, respectively, for crewing and manning costs, of which $3.6 million and $3.7 million were payable to the subsidiaries of Teekay Corporation as at December 31, 2010 and December 31, 2009, respectively, and is included as part of accounts payable and accrued liabilities in the Partnership’s consolidated balance sheets.

On March 31, 2009, a subsidiary of Teekay Corporation paid $3.0 million to the Partnership for the right to provide certain ship management services to certain of the Partnership’s vessels. This amount is deferred and amortized on a straight-line basis until 2012 and is included as a reduction of general and administrative expense in the Partnership’s consolidated statements of income (loss).

During the years ended December 31, 2010, 2009 and 2008, $0.7 million, $1.6 million and $0.5 million, respectively, of general and administrative expenses attributable to the operations of the Centrofin Suezmaxes, Alexander Spirit and the Kenai LNG Carriers were incurred by Teekay Corporation and have been allocated to the Partnership as part of the results of the Dropdown Predecessor.

During the years ended December 31, 2010, 2009 and 2008, $0.3 million, $0.4 million and $3.1 million, respectively, of interest expense attributable to the operations of the Alexander Spirit and the Kenai LNG Carriers was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.

b) The Partnership reimburses the General Partner for all expenses incurred by the General Partner or its affiliates that are necessary or appropriate for the conduct of the Partnership’s business. During the years ended December 31, 2010, 2009 and 2008, the Partnership incurred $0.8 million for each of these three years of these costs.
c) The Partnership was a party to an agreement with Teekay Corporation pursuant to which Teekay Corporation provided the Partnership with off-hire insurance for certain of its LNG carriers. During the years ended December 31, 2010, 2009 and 2008, the Partnership incurred nil, $0.5 million and $1.5 million respectively of these costs. The Partnership did not renew this off-hire insurance with Teekay Corporation, which expired during the second quarter of 2009. The Partnership currently obtains third-party off-hire insurance for certain of its LNG carriers and self-insures the remaining vessels in its fleet.
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

On August 10, 2009, the Partnership acquired 99% of Teekay Corporation’s 70% ownership interest in the Teekay Tangguh Joint Venture (giving the Partnership a 69% interest in the joint venture) for a purchase price of $69.1 million (net of assumed debt). This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets of $31.8 million was accounted for as an equity distribution to Teekay Corporation. The remaining 30% interest in the Teekay Tangguh Joint Venture is held by BLT LNG Tangguh Corporation. For the period November 1, 2006 to August 9, 2009, the Partnership consolidated Teekay Tangguh as it was considered a variable interest entity whereby the Partnership was the primary beneficiary.

During the year ended December 31, 2008, the Teekay Tangguh Joint Venture repaid $28 million of its contributed capital to its joint venture partners, Teekay Corporation and BLT LNG Tangguh Corporation.

f) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 100% interest in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)) which in turn owns 40% of Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture). The remaining 60% interest in the RasGas 3 Joint Venture is held by QGTC Nakilat (1643-6) Holdings Corporation (or QGTC 3). RasGas 3 Joint Venture owns four LNG carriers (or the RasGas 3 LNG Carriers) and related 25-year, fixed-rate time-charters (with options to extend up to an additional 10 years) to service the expansion of a LNG project in Qatar. The customer is Ras Laffan Liquefied Natural Gas Co. Limited (3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation. The delivered cost of the four double-hulled RasGas 3 LNG Carriers of 217,000 cubic meters each was approximately $1.0 billion, excluding capitalized interest, of which the Partnership was responsible for 40% upon its acquisition of Teekay Corporation’s interest in the joint venture. The four vessels delivered between May and July 2008. The Partnership has operational responsibility for the vessels in this project, although QGTC 3 may assume operational responsibility beginning 10 years following delivery of the vessels. Teekay Nakilat (III) accounts for its investment in the RasGas 3 Joint Venture using the equity method.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

On May 6, 2008, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat (III) in exchange for a non-interest bearing and unsecured promissory note. The purchase price (net of assumed debt) of $110.2 million has been paid by the Partnership. This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets was accounted for as an equity distribution to Teekay Corporation. For the period November 1, 2006 to May 5, 2008, the Partnership consolidated Teekay Nakilat (III) as it was considered a variable interest entity whereby the Partnership was the primary beneficiary. Subsequent to May 6, 2008, Teekay Nakilat (III) was no longer a variable interest entity and the Partnership consolidates Teekay Nakilat (III) as it has voting control.

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

g) The Partnership’s Suezmax tanker the Toledo Spirit, which was delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 15 years as of December 31, 2010, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate.

During the years ended December 31, 2010, 2009 and 2008, the Partnership realized losses of $1.9 million, $0.9 million and $8.6 million, respectively, for amounts paid to Teekay Corporation as a result of this agreement (see Note 12). The amounts payable or receivable from Teekay Corporation are settled at the end of each year.

h) In April 2008, the Partnership acquired the two 1993-built LNG carriers (or the Kenai LNG Carriers) from Teekay Corporation for $230.0 million. The Partnership financed the acquisition with borrowings under one of its revolving credit facilities. The Partnership chartered the vessels back to Teekay Corporation at a fixed-rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional 15 years). During the years ended December 31, 2010, 2009 and 2008, the Partnership recognized revenues of $36.5 million, $38.9 million and $29.6 million, respectively, from these charters.
i) In July 2008, subsidiaries of Teekay Corporation (or the Skaugen Multigas Subsidiaries) signed contracts for the purchase of the Skaugen Multigas Carriers from Skaugen, which are two technically advanced 12,000-cubic meter newbuilding ships capable of carrying LNG, LPG or ethylene. The Partnership agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery of the vessels. The vessels are expected to be delivered in 2011 for a total cost of approximately $106 million. Each vessel is scheduled to commence service under 15-year fixed-rate charters to Skaugen (see Note 13a).
j) In June and November 2009, in conjunction with the acquisition of the two Skaugen LPG Carriers, Teekay Corporation novated interest rate swaps, each with a notional amount of $30.0 million, to the Partnership for no consideration. During the year ended 2010, the Partnership agreed to acquire an interest rate swap, with a notional amount of $30.0 million, relating to the third Skaugen LPG Carrier from Teekay Corporation for no consideration and the Partnership accounted for this swap during the year. The actual acquisition of this interest rate swap is concurrent with the delivery of the third Skaugen LPG Carrier. These transactions were concluded between related parties and thus the interest rate swaps were recorded at their carrying values which were equal to their fair values. The excess of the liabilities assumed over the consideration paid amounting to $1.6 million, $3.2 million and $1.5 million, respectively, were charged to equity.
k) In November 2009, the Partnership sold 1% of its interest in the Kenai LNG Carriers to the General Partner for approximately $2.3 million in order to structure this project in a tax efficient manner for the Partnership.
l) On March 17, 2010, the Partnership acquired from Teekay Corporation two 2009-built Suezmax tankers, the Bermuda Spirit and the Hamilton Spirit, and a 2007-built Handymax Product tanker, the Alexander Spirit, and the associated long-term fixed-rate time-charter contracts for a total cost of $160 million. As described in Note 1, the acquisition was accounted for as a reorganization of entities under common control and accounted for on a basis similar to the pooling of interest basis. The Partnership financed the acquisition by assuming $126 million of debt, drawing $24 million on its existing revolvers and using $10 million of cash. In addition, the Partnership acquired approximately $15 million of working capital in exchange for a short-term vendor loan from Teekay Corporation. The excess of the purchase price over the historical carrying value of the assets acquired was $3.6 million and is reflected as a distribution of capital to Teekay Corporation.
m) As at December 31, 2010 and December 31, 2009, non-interest bearing advances to affiliates totaled $6.1 million and $20.7 million, respectively, and non-interest bearing advances from affiliates totaled $133.3 million and $104.3 million, respectively. These advances are unsecured and have no fixed repayment terms, however, they are expected to be settled within the next fiscal year.
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

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
As at December 31, 2010, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Principal	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	437,458	(60,154)	26.1	4.9
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	215,685	(48,353)	8.2	6.2
U.S. Dollar-denominated interest rate swaps	LIBOR	90,000	(12,214)	7.7	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(17,725)	6.0	5.3
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	231,250	(37,593)	18.0	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	471,535	66,870	26.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4)	EURIBOR	373,301	(25,424)	13.5	3.8

			(134,593)

(1)	Excludes the margins the Partnership pays on its drawn floating-rate debt, which, at December 31, 2010, ranged from 0.3% to 0.7%.

(2)	Principal amount reduces quarterly.

(3)	Principal amount reduces semiannually.

(4)	Principal amount reduces monthly to 70.1 million Euros ($93.8 million) by the maturity dates of the swap agreements.

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

In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative at December 31, 2010 is a liability of $10.0 million (December 31, 2009 — $10.6 million).

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

		Current			Current
		portion of			portion of
	Accounts	derivative	Derivative	Accrued	derivative	Derivative
	receivable	assets	assets	liabilities	liabilities	liabilities
As at December 31, 2010
Interest rate swap agreements	4,587	16,758	45,525	(11,498)	(50,603)	(139,362)
Toledo Spirit time-charter derivative	—	—	—	—	—	(10,000)

	4,587	16,758	45,525	(11,498)	(50,603)	(149,362)

As at December 31, 2009
Interest rate swap agreements	4,613	16,337	15,794	(11,539)	(50,056)	(73,351)
Toledo Spirit time-charter derivative	—	—	—	—	—	(10,600)

	4,613	16,337	15,794	(11,539)	(50,056)	(83,951)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The following table presents the gains (losses) for those derivative instruments not designated or qualifying as hedging instruments. All gains (losses) are presented as realized and unrealized loss on derivative instruments in the Partnership’s consolidated statements of income (loss).

	Year Ended December 31,
	2010			2009			2008
	Realized	Unrealized		Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total	(losses)	(losses)	Total

Interest rate swap agreements	(42,495)	(34,906)	(77,401)	(36,222)	(11,143)	(47,365)	(6,788)	(82,543)	(89,331)
Toledo Spirit time-charter derivative	(1,919)	600	(1,319)	(940)	7,355	6,415	(8,620)	(2,003)	(10,623)

	(44,414)	(34,306)	(78,720)	(37,162)	(3,788)	(40,950)	(15,408)	(84,546)	(99,954)

13.	Commitments and Contingencies
a) The Partnership consolidates certain variable interest entities (or VIEs) within its consolidated financial statements. In general, a variable interest entity is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. A party that is a variable interest holder is required to consolidate a VIE if it has both (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Partnership has consolidated Teekay Tangguh and Teekay Nakilat (III) effective November 2006 and the Skaugen Multigas Subsidiaries effective July 2008, as each of these entities became VIEs and the Partnership became their primary beneficiary on the date the Partnership agreed to acquire all of Teekay Corporation’s interests in these entities (see Notes 11e, 11f and 11i). Upon the Partnership’s acquisition of Teekay Nakilat (III) on May 6, 2008 and of Teekay Tangguh on August 10, 2009, Teekay Nakilat (III) and Teekay Tangguh were no longer VIEs.

The following table summarizes the balance sheets of the Skaugen Multigas Subsidiaries as at December 31, 2010 and 2009:

	December 31,	December 31,
	2010	2009
	$	$
ASSETS
Vessels and equipment
Advances on newbuilding contracts	79,535	57,430
Other assets	651	651

Total assets	80,186	58,081

LIABILITIES AND DEFICIT
Accrued liabilities and other	587	112
Advances from affiliates	79,612	57,977

Total liabilities	80,199	58,089
Total deficit	(13)	(8)

Total liabilities and total deficit	80,186	58,081

The assets and liabilities of the Skaugen Multigas Subsidiaries are reflected in the Partnership’s financial statements at historical cost as the Partnership and the VIEs are under common control. The Partnership’s maximum exposure to loss as of December 31, 2010 and December 31, 2009, as a result of its commitment to purchase Teekay Corporation’s interests in the Skaugen Multigas is limited to the purchase price of its interest in both vessels, which is expected to be approximately $106 million. The assets of the Skaugen Multigas Subsidiaries cannot be used by the Partnership and the creditors of the Skaugen Multigas Subsidiaries have no recourse to the general credit of the Partnership.

b) The Partnership has an agreement to acquire the third Skaugen LPG Carrier upon delivery for approximately $33.0 million. The third vessel is expected to deliver in 2011 and upon delivery, the vessel will be chartered to Skaugen at fixed rates for a period of 15 years.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
14.	Supplemental Cash Flow Information
a) The changes in operating assets and liabilities for years ended December 31, 2010, 2009 and 2008 are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$

Accounts receivable	(8,442)	3,888	4,875
Prepaid expenses and other operating assets	4,018	5,677	4,322
Accounts payable	(326)	(6,203)	2,790
Accrued liabilities	(6,222)	9,504	2,111
Unearned revenue and other operating liabilities	2,767	10,301	19,643
Advances to and from affiliates and joint venture partners	11,234	3,821	(1,779)

Total	3,029	26,988	31,962

b) Cash interest paid (including interest paid by the Dropdown Predecessor and realized losses on interest rate swaps) on long-term debt, advances from affiliates and capital lease obligations, net of amounts capitalized, during the years ended December 31, 2010, 2009 and 2008 totaled $135.5 million, $105.0 million and $154.7 million, respectively.
c) Net change in parent’s equity in the Dropdrown Predecessor includes the equity of the Dropdown Predecessor when initially pooled for accounting purposes and any subsequent non-cash equity transactions of the Dropdown Predecessor.
d) On December 31, 2008 Teekay Nakilat (III) and QGTC 3 novated their interest rate swap obligations of $69.2 million to the RasGas 3 Joint Venture for no consideration. This transaction was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.
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
f) During the year ended December 31, 2009, the Tangguh LNG Carriers commenced their external time-charter contracts under direct financing leases. The initial recognition of the net investments in direct financing leases for both vessels of $425.9 million were treated as non-cash transactions in the Partnership’s consolidated statements of cash flows.
g) Teekay Nakilat and the Teekay Tangguh Joint Venture entered into lease contracts, respectively, whereby it guarantees to make payments to a third party company for any losses suffered by the third party company relating to tax law changes. The initial liabilities recorded of $29.8 million were treated as non-cash transactions in the Partnership’s consolidated statements of cash flows.
h) In June and November 2009, Teekay Corporation novated interest rate swaps, each with a notional amount of $30.0 million, to the Partnership for no consideration. During the year ended 2010, the Partnership agreed to acquire an interest rate swap from Teekay Corporation for no consideration. The transactions were concluded between related parties and thus the interest rate swaps were recorded at their carrying value. The excess of the liabilities assumed over the consideration received, amounting to $1.6 million, $3.2 million and $1.5 million, respectively, were charged to equity and treated as non-cash transactions in the Partnership’s consolidated statements of cash flows.
i) In November 2010, the $37.3 million portion of the purchase price relating to the Partnership’s 50% acquisition of the Excalibur and Excelsior Joint Ventures through the issuance of 1.1 million common units was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.
15.	Total Capital and Net Income (Loss) Per Unit
At December 31, 2010, of the Partnership’s total number of units outstanding, 53.2% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.

On November 4, 2010, the Partnership issued 1.1 million common units as part of the acquisition of the Excalibur and Excelsior Joint Ventures (see note 18) and on July 15, 2010, the Partnership completed a direct equity placement of 1.7 million common units. During April 2008, March 2009 and November 2009, the Partnership completed follow-on equity offerings of 7.1 million common units, 4.0 million common units and 4.0 million common units, respectively (see Note 3).

During 2010, the board of directors of the General Partner authorized the award by the Partnership of 1,007 common units to each of the four non-employee directors with a value of approximately $30,000 for each award. The Chairman was awarded 2,181 common units with a value of approximately $65,000. These common units were purchased by the Partnership in the open market in May 2010 and were fully vested upon grant. During 2009 and 2008, the Partnership awarded 1,644 and 1,049 common units, respectively, as compensation to each of the four non-employee directors. The awards were fully vested in September 2009 and April 2008, respectively. The compensation to the non-employee directors are included in general and administrative expenses on the consolidated statements of income (loss).

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

Subordinated Units

All of the Partnership’s subordinated units were held by a subsidiary of Teekay Corporation. Under the partnership agreement, during the subordination period applicable to the Partnership’s subordinated units, the common units had the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units was to increase the likelihood that during the subordination period there would be available cash to be distributed on the common units.

On May 19, 2008, 25% of the subordinated units (3.7 million units) issued to Teekay Corporation in connection with the Partnership’s formation and initial public offering were converted into common units on a one-for-one basis as provided for under the terms of the partnership agreement and began participating pro rata with the other common units in distributions of available cash commencing with the August 2008 distribution. The price of the Partnership’s units at the time of conversion was $29.07.

On May 19, 2009, an additional 3.7 million subordinated units were converted into an equal number of common units as provided for under the terms of the partnership agreement and participate pro rata with the other common units in distributions of available cash commencing with the August 2009 distribution. The price of the Partnership’s units at the time of conversion was $17.66.

The subordination period ended on April 1, 2010 and the remaining 7.4 million subordinated units converted into an equal number of common units. The price of the Partnership’s units at time of conversion was $29.95. For the purpose of the subordinated net income (loss) per unit calculation, weighted average number of units outstanding as at December 31, 2010 was 1.8 million units due to the conversion of these units on April 1, 2010 and as a result, the subordinated net income per unit for the year ended December 31, 2010 is $2.04.

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

During 2010, cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income (loss) per unit calculation.

In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the unitholders and the General Partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.

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

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The General Partner’s, common unitholders’ and subordinated unitholder’s interests in net income (loss) are calculated as if all net income (loss) was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income (loss); rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income (loss) is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

Pursuant to the Partnership agreement, allocations to partners are made on a quarterly basis.
16.	Other Information
a) In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and Eni SpA. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011 and 2012 upon deliveries of the vessels. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. In March 2011, the Partnership agreed to acquire Teekay Corporation’s 33% ownership interest in these vessels and related charter contracts for a total equity purchase price of approximately $73 million (net of assumed debt) subject to adjustment based on actual cost incurred at the time of delivery.
b) On November 5, 2010, the Partnership sold one of its LPG carriers, the Dania Spirit, for proceeds of $21.5 million, resulting in a gain of $4.3 million.
17.	Restructuring Charge

During 2009 the Partnership restructured certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay Corporation and the change of the nationality of certain seafarer positions. During the years ended December 31, 2010 and 2009 the Partnership incurred expenses of $0.2 million and $3.3 million, respectively, in connection with these restructuring plans. The carrying amount of the liability as at December 31, 2010 and 2009 was nil and $0.6 million, which is included as part of accrued liabilities in the Partnership’s consolidated balance sheets.

18.	Equity Method Investments

The Partnership has a 40% interest in the RasGas 3 Joint Venture (see Note 11f) and on November 4, 2010, the Partnership acquired a 50% interest in the Excalibur and Excelsior Joint Ventures from Exmar NV for a total purchase price of approximately $72.5 million. The Partnership financed $37.3 million of the purchase price by issuing to Exmar NV approximately 1.1 million new common units with the balance financed by drawing on one of the Partnership’s revolving credit facilities. As part of the transaction the Partnership agreed to guarantee its 50% share of the $206 million of debt secured by the Excalibur and Excelsior Joint Ventures. The excess of the Partnership’s investment in the Excalibur and Excelsior Joint Ventures over its underlying equity in the net assets, which amounts to approximately $50 million, has substantially been accounted for as an increase to the carrying value of the vessels of the Excalibur and Excelsior Joint Ventures, in accordance with the preliminary purchase price adjustments.

These joint ventures are accounted for using the equity method. The RasGas 3 Joint Venture and the Excelsior Joint Venture are considered variable interest entities; however, the Partnership is not the primary beneficiary and consolidation is not required. The Partnership’s maximum exposure to loss as a result of its involvement with the RasGas3 Joint Venture and the Excelsior Joint Venture is the amount it has invested in these joint ventures, which were $98.4 million and $47.9 million, respectively, as at December 31, 2010 and the Partnership’s guarantee of the Excelsior Joint Venture’s debt of $50.7 million.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The following table presents aggregated summarized financial information of the RasGas 3, Excalibur and Excelsior Joint Ventures in their entirety excluding the impact from purchase price adjustments arising from the acquisition of the Excalibur and Excelsior Joint Ventures.

	December 31,	December 31,
	2010	2009
	$	$
Current assets	80,907	48,265
Restricted cash(1)	165,322	—
Vessels and equipments	234,757	—
Net investments in direct financing leases(2)	1,034,509	1,046,868
Other assets	6,560	9,434

Total assets	1,522,055	1,104,567

Current liabilities	19,040	23,498
Long-term debt(3)	1,017,092	839,891
Obligations under capital lease(4)	157,565	—
Derivative instruments(5)	57,200	41,067
Other liabilities	649	—
Equity	270,509	200,111

Total liabilities and equity	1,522,055	1,104,567

(1)	Includes current portion of restricted cash of $4.7 million as at December 31, 2010.

(2)	Includes current portion of net investments in direct financing leases of $12.0 million and $11.1 million as at December 31, 2010 and 2009, respectively.

(3)	Includes current portion of long-term debt of $55.3 million and $36.6 million as at December 31, 2010 and 2009, respectively.

(4)	Includes current portion of obligations under capital lease of $0.3 million as at December 31, 2010.

(5)	Includes current portion of derivative instruments of $14.3 million and $14.0 million as at December 31, 2010 and 2009, respectively.

	Years ended December 31,
	2010(1)	2009	2008
	$	$	$

Voyage revenues	106,371	99,593	47,016
Operating expenses	22,379	18,642	15,911

Income from vessel operations	83,992	80,951	31,105
Interest expense — net	(27,947)	(31,968)	(21,834)
Realized and unrealized (loss) gain on derivative instruments	(35,173)	10,692	—
Other (expense) income	(780)	243	723

Net Income	20,092	59,918	9,994

(1)	The results included for the Excalibur and Excelsior Joint Ventures were from November 4, 2010 to December 31, 2010.
19.	Accounting Pronouncements Not Yet Adopted

In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Partnership will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Partnership on January 1, 2011. It is expected that this amendment will not have an impact on the Company’s consolidated financial statements.

20.	Subsequent Events

In March 2011, the Partnership agreed to acquire Teekay Corporation’s 33% ownership interest in four LNG carriers and related charter contracts for a total equity purchase price of approximately $73 million (net of assumed debt) subject to adjustment based on actual costs incurred at the time of delivery.