Form 20-F/A
period 2010-12-31
Teekay LNG Partners L.P.
filed 2011-04-29
CIK 1308106

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
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑	Accelerated Filer ☐	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards	Other ☐
as issued by the International Accounting
Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

EXPLANATORY NOTE
Teekay LNG Partners L.P. (generally referred to herein as the Partnership, we, our or us) is filing this Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2010, originally filed with the Securities and Exchange Commission on April 4, 2011 (2010 Form 20-F), solely for the purpose of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.
Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2010 Form 20-F, or reflect any events that have occurred after the 2010 Form 20-F was originally filed.
Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.
Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay LNG Partners L.P. (1)

1.2	First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P., as amended by Amendment No. 1 dated as of May 31, 2006 and Amendment No. 2 as of January 1, 2007. (10)

1.3	Certificate of Formation of Teekay GP L.L.C. (1)

1.4	Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C. (2)

4.1	Agreement, dated February 21, 2001, for a U.S. $100,000,000 Revolving Credit Facility between Naviera Teekay Gas S.L., J.P. Morgan plc and various other banks (2)

4.2	Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan (2)

4.3	Amended and Restated Omnibus Agreement (3)

4.4	Administrative Services Agreement with Teekay Shipping Limited (2)

4.5	Advisory, Technical and Administrative Services Agreement (2)

4.6	LNG Strategic Consulting and Advisory Services Agreement (2)

4.7	Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended (2)

4.8	Bareboat Charter Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Poseidon Gas AIE dated as of October 2, 2000 (2)

4.9	Credit Facility Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Chase Manhattan International Limited, as Agent, dated as of December 21, 2001, as amended (2)

4.10	Bareboat Charter Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Pagumar AIE dated as of December 30, 2003 (2)

4.11	Agreement, dated December 7, 2005, for a U.S. $137,500,000 Secured Reducing Revolving Loan Facility Agreement between Asian Spirit L.L.C., African Spirit L.L.C., European Spirit L.L.C., DNB Nor Bank ASA and other banks (4)

4.12	Agreement, dated August 23, 2006, for a U.S. $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks (5)

4.13	Purchase Agreement, dated November 2005, for the acquisition of Asian Spirit L.L.C., African Spirit L.L.C. and European Spirit L.L.C. (6)

4.14	Agreement, dated June 30, 2008, for a U.S. $172,500,000 Secured Revolving Loan Facility between Arctic Spirit L.L.C., Polar Spirit L.L.C and DnB Nor Bank A.S.A. (7)

4.15	Credit Facility Agreement between Taizhou L.L.C. and DHJS L.L.C. and Calyon, as Agent, dated as of October 27, 2009 (8)

4.16	Credit Facility Agreement between Bermuda Spirit L.L.C., Hamilton Spirit L.L.C., Zenith Spirit L.L.C., Summit Spirit L.L.C. and Credit Argicole CIB, dated March 17, 2010 (9)

4.17	Credit Facility Agreement between Great East Hull No. 1717 L.L.C., Great East Hull No. 1718 L.L.C., H.S.H.I Hull No. S363 L.L.C., H.S.H.I Hull No. S364 L.L.C. and Calyon, dated December 15, 2006 (9)

8.1	List of Subsidiaries of Teekay LNG Partners L.P. (10)

12.1	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Executive Officer (10)

12.2	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Financial Officer (10)

13.1	Teekay LNG Partners L.P. Certification of Peter Evensen, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10)

15.1	Consent of Ernst & Young LLP, as independent registered public accounting firm, for Teekay LNG Partners L.P. (10)

15.2	Consolidated Financial Statements of Teekay Nakilat (III) Corporation (10)

101.1	The following financial information from Teekay LNG Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on April 4, 2011, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statements of Income (Loss) for the years ended December 31, 2010, 2009 and 2008; (ii) Consolidated Balance Sheets as of December 31, 2010 and 2009; (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008; (iv) Consolidated Statements of Changes in Total Equity for the years ended December 31, 2010, 2009 and 2008; and (v) Notes to the Consolidated Financial Statements. (See Explanatory Note to this Amendment No. 1 on Form 20-F/A.)

(1)	Previously filed as an exhibit to the Partnership’s Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on November 24, 2004, and hereby incorporated by reference to such Annual Report.

(2)	Previously filed as an exhibit to the Partnership’s Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 11, 2005, and hereby incorporated by reference to such Registration Statement.

(3)	Previously filed as an exhibit to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 19, 2007 and hereby incorporated by reference to such report.

(4)	Previously filed as an exhibit to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 14, 2006 and hereby incorporated by reference to such report.

(5)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on December 21, 2006 and hereby incorporated by reference to such report.

(6)	Previously filed as an exhibit to the Partnership’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-129413), filed with the SEC on November 3, 2005, and hereby incorporated by reference to such Registration Statement.

(7)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on March 20, 2009 and hereby incorporated by reference to such report.

(8)	Previously filed as an exhibit to the Partnership’s Report on Form 20F (File No. 1-32479), filed with the SEC on April 26, 2010 and hereby incorporated by reference to such report.

(9)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on June 1, 2010 and hereby incorporated by reference to such report.

(10)	Previously filed as an exhibit to the Partnership’s Report on Form 20-F (File No. 1-32479), filed with the SEC on April 4, 2011.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
	By:	Teekay GP L.L.C., its General Partner

Date: April 29, 2011	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)