Form 20-F
period 2011-12-31
Teekay LNG Partners L.P.
filed 2012-04-11
CIK 1308106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

64,857,900 Common Units

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒  No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark if the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark if the registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☒                 Accelerated Filer  ☐                 Non-Accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:  Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

TEEKAY LNG PARTNERS L.P.

PART I

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

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	our ability to make cash distributions on our units or any increases in quarterly distributions;

•	our future financial condition and results of operations and our future revenues and expenses;

•	growth prospects of the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping and oil tanker markets;

•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets;

•	our ability to conduct and operate our business and the business of our subsidiaries in a manner than minimizes taxes imposed upon us and our subsidiaries;

•	the expected lifespan of a new LNG carrier, LPG carrier and conventional tanker;

•	the expected source of funds for short-term and long-term liquidity needs;

•	estimated capital expenditures and our ability to fund them;

•	our ability to maintain long-term relationships with major LNG and LPG importers and exporters and major crude oil companies;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time-charters with our LNG and LPG customers;

•	our expectation of not earning revenues from voyage charters in the foreseeable future;

•	the economic downturn and financial crisis in the global market and potential negative effects on our customers’ ability to charter our vessels and pay for our services;

•	obtaining LNG and LPG projects that we or Teekay Corporation bid on or that Teekay Corporation has been awarded;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	expected purchases and deliveries of newbuilding vessels and commencement of service of newbuildings under long-term contracts;

•	the expected timing, amount and method of financing for the purchase of five of our leased Suezmax tankers;

•	our expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	our ability to continue to obtain all permits, licenses, and certificates material to our operations;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	the expected cost to install ballast water treatment systems on our tankers in compliance with IMO proposals;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	the adequacy of our insurance coverage for accident-related risks, environmental damage and pollution;

•	the future valuation of goodwill;

•	our expectations as to any impairment of our vessels;

•	anticipated taxation of our partnership and its subsidiaries; and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to those factors discussed in Item 3: “Key Information – Risk Factors”, and other factors detailed from time to time in other reports we file with or furnish to the U.S. Securities and Exchange Commission (or the SEC).

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

Selected Financial Data

Set forth below is selected consolidated financial and other data of Teekay LNG Partners and its subsidiaries for the fiscal years 2007 through 2011, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, (a) Item 5. “Operating and Financial Review and Prospects,” included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the consolidated financial statements for the years ended December 31, 2011, 2010 and 2009.

From time to time we purchase vessels from Teekay Corporation. In 2008 and 2010, we acquired two LNG carriers and three conventional tankers from Teekay Corporation, respectively. These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, our consolidated statements of income (loss) for the years ended December 31, 2010, 2009, 2008 and 2007 reflect the results of operations of these five vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation, which were December 13 and 14, 2007 for the two LNG carriers, and between May 2009 to September 2009 for the three conventional tankers. Please refer to Item 5 – “Operating and Financial Review and Prospects: Results of Operations – Items Your Should Consider When Evaluating Our Results of Operations”.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Year Ended December 31, 2007 $	Year Ended December 31, 2008 $	Year Ended December 31, 2009 $	Year Ended December 31, 2010 $	Year Ended December 31, 2011 $
	(in thousands, except per unit and fleet data)
Income Statement Data:
Voyage revenues	257,769	314,404	343,048	374,008	379,975

Operating expenses:
Voyage expenses(1)	1,197	3,253	2,034	2,042	1,387
Vessel operating expenses(2)	56,863	77,113	82,374	84,577	89,046
Depreciation and amortization	66,017	76,880	82,686	89,347	91,919
General and administrative	15,186	20,201	19,764	23,247	24,120
Gain on sale of vessel	—	—	—	(4,340)	—
Restructuring charge	—	—	3,250	175	—
Goodwill impairment	—	3,648	—	—	—

Total operating expenses	139,263	181,095	190,108	195,048	206,472

Income from vessel operations	118,506	133,309	152,940	178,960	173,503

Interest expense	(145,073)	(138,317)	(60,457)	(49,019)	(49,880)
Interest income	68,329	64,325	13,873	7,190	6,687
Realized and unrealized gain (loss) on derivative instruments(3)	9,816	(99,954)	(40,950)	(78,720)	(63,030)
Foreign currency exchange (loss) gain(4)	(41,241)	18,244	(10,806)	27,545	10,310
Equity (loss) income(5)	(130)	136	27,639	8,043	20,584
Other (expense) income	(129)	1,250	392	615	(37)
Income tax expense	(1,155)	(205)	(694)	(1,670)	(781)

Net income (loss)	8,923	(21,212)	81,937	92,944	97,356

Non-controlling interest in net income (loss)	(16,739)	(40,698)	29,310	3,062	7,508
Dropdown Predecessor’s interest in net income (loss)	520	894	5,302	2,258	—
General Partner’s interest in net income (loss)	9,752	11,989	5,180	8,896	11,474
Limited partners’ interest in net income (loss)	15,390	6,603	42,145	78,728	78,374
Limited partners’ interest in net income (loss) per:
Common unit (basic and diluted)	0.64	0.63	0.86	1.46	1.33
Subordinated unit (basic and diluted)	0.66	(0.29)	0.80	2.04	—
Total unit (basic and diluted)	0.65	0.36	0.85	1.48	1.33
Cash distributions declared per unit	1.98	2.18	2.28	2.37	2.52
Balance Sheet Data (at end of period):
Cash and cash equivalents	91,891	117,641	108,350	81,055	93,627
Restricted cash(6)	679,229	642,949	611,520	572,138	495,634
Vessels and equipment(7)	2,065,572	2,207,878	2,077,604	2,019,576	2,021,125
Net investments in direct financing leases(8)	—	—	421,441	415,695	409,541
Total assets(6)	3,818,616	3,432,849	3,578,411	3,547,395	3,582,200
Total debt and capital lease obligations(6)	2,582,991	2,199,952	2,257,604	2,137,249	1,962,278
Partners’ and Dropdown Predecessor equity	709,292	805,851	903,231	896,200	1,113,467
Common units outstanding	22,540,547	33,338,320	44,972,563	55,106,100	64,857,900
Subordinated units outstanding	14,734,572	11,050,929	7,367,286	—	—
Cash Flow Data:
Net cash provided by (used in):
Operating activities	115,450	149,570	171,384	174,970	122,046
Financing activities	630,395	403,262	(10,060)	(167,746)	7,174
Investing activities	(683,242)	(527,082)	(170,615)	(34,519)	(116,648)
Other Financial Data:
Net voyage revenues(9)	256,572	311,151	341,014	371,966	378,588
EBITDA(10)	152,839	129,865	211,901	225,790	233,249
Adjusted EBITDA(10)	182,333	206,603	255,031	277,334	291,706
Capital expenditures:
Expenditures for vessels and equipment(11)	160,757	172,093	134,926	26,652	64,685
Expenditures for dry docking	3,724	11,966	9,729	12,727	19,638
Liquefied Gas Fleet Data:(12)
Calendar-ship-days (13)	2,897	3,701	4,637	5,051	5,126
Average age of our fleet (in years at end of period)	4.3	4.4	4.6	5.3	5.8
Vessels at end of period	10	11	14	13	16
Conventional Fleet Data:
Calendar-ship-days(13)	2,920	2,928	3,448	4,015	4,015
Average age of our fleet (in years at end of period)	4.5	5.5	5.1	6.1	6.9
Vessels at end of period	8	8	11	11	11

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.
(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)	We entered into interest rate swaps to mitigate our interest rate risk from our floating-rate debt, leases and restricted cash. We also have entered into an agreement with Teekay Corporation relating to the Toledo Spirit time-charter contract under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us as a result of spot rates being in excess of the fixed rate. Changes in the fair value of our derivatives are recognized immediately into income and are presented as realized and unrealized gain (loss) on derivative instruments in the consolidated statements of income (loss). Please see Item 18 – Financial Statements: Note 13 – Derivative Instruments.
(4)	Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, unearned revenue, advances from affiliates, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. Our primary source for the foreign currency exchange gains and losses is our Euro-denominated term loans, which totaled 304.3 million Euros ($444.0 million) at December 31, 2007, 296.4 million Euros ($414.1 million) at December 31, 2008, 288.0 million Euros ($412.4 million) at December 31, 2009, 278.9 million Euros ($373.3 million) at December 31, 2010 and 269.2 million Euros ($348.9 million) at December 31, 2011.
(5)	Equity (loss) income includes unrealized (losses) gains on derivative instruments of ($5.8) million, ($6.5) million and $10.9 million, for the years ended December 31, 2011, 2010 and 2009, respectively, and nil for all the preceding periods.
(6)	We operate certain of our LNG carriers under tax lease arrangements. Under these arrangements, we borrow under term loans and deposit the proceeds into restricted cash accounts. Concurrently, we enter into capital leases for the vessels, and the vessels are recorded as assets on our consolidated balance sheets. The restricted cash deposits, plus the interest earned on the deposits, will equal the remaining amounts we owe under the capital lease arrangements, including our obligations to purchase the vessels at the end of the lease term where applicable. Therefore, the payments under our capital leases are fully funded through our restricted cash deposits, and our continuing obligation is the repayment of the term loans. However, under GAAP we record both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets. This accounting treatment has the effect of increasing our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations.
(7)	Vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation and (c) advances on our newbuildings.
(8)	The external charters that commenced in 2009 with The Tangguh Production Sharing Contractors have been accounted for as direct financing leases. As a result, the two LNG vessels chartered to The Tangguh Production Sharing Contractors are not included as part of vessels and equipment.
(9)	Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time-charters the charterer pays the voyage expenses, whereas under voyage charter contracts the ship owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net voyage revenues with voyage revenues.

	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011

Voyage revenues	257,769	314,404	343,048	374,008	379,975
Voyage expenses	(1,197)	(3,253)	(2,034)	(2,042)	(1,387)

Net voyage revenues	256,572	311,151	341,014	371,966	378,588

(10)	EBITDA and Adjusted EBITDA are used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below:

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

•

Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, pay distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as dry-docking expenditures, working capital changes and foreign currency exchange gains and losses, EBITDA and Adjusted

EBITDA provides a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of our cash distribution policy. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits investors to assess the fundamental ability of our business to generate cash sufficient to meet cash needs, including distributions on our common units.

Neither EBITDA nor Adjusted EBITDA, which are non-GAAP measures, should be considered as an alternative to net income (loss), income from vessel operations, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and operating income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented in this Annual Report may not be comparable to similarly titled measures of other companies.

The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income (loss), and our historical consolidated Adjusted EBITDA to net operating cash flow.

	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011
Reconciliation of “EBITDA” and “Adjusted EBITDA” to “Net income (loss)”:
Net income (loss)	8,923	(21,212)	81,937	92,944	97,356
Depreciation and amortization	66,017	76,880	82,686	89,347	91,919
Interest expense, net of interest income	76,744	73,992	46,584	41,829	43,193
Income tax expense	1,155	205	694	1,670	781

EBITDA	152,839	129,865	211,901	225,790	233,249

Restructuring charge	—	—	3,250	175	—
Foreign currency exchange loss (gain)	41,241	(18,244)	10,806	(27,545)	(10,310)
Gain on sale of vessel	—	—	—	(4,340)	—
Goodwill impairment	—	3,648	—	—	—
Unrealized (gain) loss on derivative instruments	(10,941)	84,546	3,788	34,306	277
Realized (gain) loss on interest rate swaps	(806)	6,788	36,222	42,495	62,660
Unrealized (gain) loss on interest rate swaps in joint ventures included in equity income	—	—	(10,936)	6,453	5,830

Adjusted EBITDA	182,333	206,603	255,031	277,334	291,706

Reconciliation of “Adjusted EBITDA” to “Net operating cash flow”:
Net operating cash flow	115,450	149,570	171,384	174,970	122,046
Expenditures for dry docking	3,724	11,966	9,729	12,727	19,638
Interest expense, net of interest income	76,744	73,992	46,584	41,829	43,193
Income tax expense	1,155	205	694	1,670	781
Accrued interest and other	(907)	(2,488)	(1,800)	(3,628)	24
Change in operating assets and liabilities	(12,313)	(31,962)	(26,988)	(3,029)	33,434
Equity (loss) income from joint ventures	(130)	136	27,639	8,043	20,584
Restructuring charge	—	—	3,250	175	—
Realized loss (gain) on interest rate swaps	(806)	6,788	36,222	42,495	62,660
Unrealized (gain) loss on interest rate swaps in joint ventures included in equity (loss) income	—	—	(10,936)	6,453	5,830
Dividends received from joint ventures	—	—	—	—	(15,340)
Other, net	(584)	(1,604)	(747)	(4,371)	(1,144)

Adjusted EBITDA	182,333	206,603	255,031	277,334	291,706

(11)	Expenditures for vessels and equipment excludes non-cash investing activities. Please read Item 18 – Financial Statements: Note 15 – Supplemental Cash Flow Information.
(12)	Fleet data does not include four LNG carriers (or the RasGas 3 LNG Carriers) relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation, three LNG carriers relating to the Angola Project (or the Angola LNG Carriers) and two LNG carriers relating to our joint ventures with Exmar NV (or the Exmar LNG Carriers), all of which are accounted for under the equity method.

(13)	Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels were in our possession during that period (including five vessels deemed to be in our possession for accounting purposes as a result of the impact of the Dropdown Predecessor prior to our actual acquisition of such vessels).

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

We may not have sufficient cash available each quarter to pay the current level of quarterly distributions on our common units. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

•	the rates we obtain from our charters;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the continued availability of LNG and LPG production, liquefaction and regasification facilities;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry docking of our vessels;

•	delays in the delivery of newbuildings and the beginning of payments under charters relating to those vessels;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for distribution also will depend on factors such as:

•	the level of capital expenditures we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including to pay distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future capital expenditures and other matters, established by Teekay GP L.L.C., our general partner (or the General Partner) in its discretion.

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

We must make substantial capital expenditures to maintain, over the long term, the operating capacity of our fleet. These maintenance capital expenditures include capital expenditures associated with dry docking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	increases in the size of our fleet;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•	competitive standards.

Our significant maintenance capital expenditures reduce the amount of cash we have available for distribution to our unitholders.

In addition, our actual maintenance capital expenditures vary significantly from quarter to quarter based on, among other things, the number of vessels dry docked during that quarter. Our partnership agreement requires our General Partner to deduct estimated, rather than actual, maintenance capital expenditures from operating surplus (as defined in our partnership agreement) each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee of our General Partner’s board of directors at least once a year. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures – as we expect will be the case in the years we are not required to make expenditures for mandatory dry dockings – the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus. If our General Partner underestimates the appropriate level of estimated maintenance capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures begin to exceed our previous estimates.

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

We make substantial capital expenditures to increase the size of our fleet. For example, on February 28, 2012, we acquired, through a joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) a 100% interest in six LNG carriers (or the Maersk LNG Carriers) from Denmark-based A.P. Moller-Maersk (or Maersk) (or the Maersk LNG Acquisition). We and Marubeni Corporation have a 52% and 48% economic interest in the joint venture, respectively, but share control. Please read Item 5 – Operating and Financial Review and Prospects, for additional information about this acquisition. In addition, we are obligated to purchase five of our leased Suezmax tankers upon the termination of the related capital leases, which may occur at various times during 2012 and 2013 and which have an aggregate purchase price of approximately $175.7 million at December 31, 2011.

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

As at December 31, 2011, our consolidated debt, capital lease obligations and advances from affiliates totaled $2.0 billion and we had the capacity to borrow an additional $445.1 million under our credit facilities. These facilities may be used by us for general partnership purposes. If we are awarded contracts for new LNG or LPG projects, our consolidated debt and capital lease obligations will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

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

Some of our financing arrangements require us to maintain a minimum level of tangible net worth, to maintain certain ratios of vessel values as it relates to the relevant outstanding principal balance, a minimum level of aggregate liquidity, a maximum level of leverage and require one of our subsidiaries to maintain restricted cash deposits. Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. We might not have or be able to obtain sufficient funds to make these accelerated payments. In addition, our obligations under our existing credit facilities are secured by certain of our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

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

We have derived, and believe that we will continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. Please read Item 18 – Financial Statements: Note 5 Segment Reporting.

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

Teekay Corporation has incurred all costs for the construction and delivery of certain newbuildings, which we refer to as “warehousing.” Upon their delivery, we have purchased all of the interest of Teekay Corporation in the vessels at a price that reimburses Teekay Corporation for these costs and compensate it for its average weighted cost of capital on the construction payments. We may enter into this type of arrangement with Teekay Corporation or third parties in the future. If Teekay Corporation or any such third party fails to make construction payments for these newbuildings or other vessels warehoused for us, we could lose access to the vessels as a result of the default or we may need to finance these vessels before they begin operating and generating voyage revenues, which could harm our business and reduce our ability to make cash distributions.

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

Changes in the oil markets could result in decreased demand for our conventional vessels and services in the future.

Demand for our vessels and services in transporting oil depends upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on our conventional tanker business. Upon completion of the remaining charter terms for our conventional tankers, any adverse changes in the oil markets may affect our ability to enter into long-term fixed-rate contracts for our conventional tankers. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, including competition from alternative energy sources. Past slowdowns of the U.S. and world economies have resulted in reduced consumption of oil products and decreased demand for our vessels and services, which reduced vessel earnings. Additional slowdowns could have similar effects on our operating results.

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

A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and LNG carriers. Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital-intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG infrastructure or disrupt the supply of LNG, including:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

•	local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;

•	any significant explosion, spill or similar incident involving an LNG facility or LNG carrier; and

•	labor or political unrest affecting existing or proposed areas of LNG production.

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

One of our principal objectives is to enter into additional long-term, fixed-rate LNG, LPG and oil charters. The process of obtaining new long-term charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shipping contracts are awarded based upon a variety of factors relating to the vessel operator, including:

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

We compete for providing marine transportation services for potential energy projects with a number of experienced companies, including state-sponsored entities and major energy companies affiliated with the energy project requiring energy shipping services. Many of these competitors have significantly greater financial resources than we do or Teekay Corporation does. We anticipate that an increasing number of marine transportation companies – including many with strong reputations and extensive resources and experience – will enter the energy transportation sector. This increased competition may cause greater price competition for time-charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Delays in deliveries of newbuildings could harm our operating results and lead to the termination of related charters.

We expect to order additional vessels in the future. The delivery of newbuildings we may order or otherwise acquire, could be delayed, which would delay our receipt of revenues under the charters for the vessels. In addition, under some of our charters if delivery of a vessel to our customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double, the hire rate during the delay. For prolonged delays, the customer may terminate the time-charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

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

We may have more difficulty entering into long-term, fixed-rate LNG time-charters if an active short-term, medium-term or spot LNG shipping market develops.

LNG shipping historically has been transacted with long-term, fixed-rate time-charters, usually with terms ranging from 20 to 25 years. One of our principal strategies is to enter into additional long-term, fixed-rate LNG time-charters. In recent years the number of spot, short-term and medium-term LNG charters of under four years has been increasing. In 2010, they accounted for approximately 19% of global LNG trade.

If an active spot, short-term or medium-term market continues to develop, we may have increased difficulty entering into long-term, fixed-rate time-charters for our LNG carriers and, as a result, our cash flow may decrease and be less stable. In addition, an active short-term, medium-term or spot LNG market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed.

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

Vessel values have declined over the past few years. If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance it, may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy includes selectively acquiring existing LNG and LPG carriers or LNG and LPG shipping businesses. Historically, there have been very few purchases of existing vessels and businesses in the LNG and LPG shipping industries. Factors that may contribute to a limited number of acquisition opportunities in the LNG and LPG industries in the near term include the relatively small number of independent LNG and LPG fleet owners and the limited number of LNG and LPG carriers not subject to existing long-term charter contracts. In addition, competition from other companies could reduce our acquisition opportunities or cause us to pay higher prices.

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

Risks associated with the acquisition of six LNG carriers from Maersk.

The Teekay LNG-Marubeni Joint Venture acquired a 100% interest in six LNG carriers from Maersk. Risks related to this acquisition, include, among others:

•	our ability to obtain new charters for two of the LNG carriers which have charters expiring in 2013 and 2015;

•	our ability to integrate Maersk’s LNG business successfully into our organization; and

•	our exposure to political and economic stability as a result of having two of the LNG carriers’ chartered to Yemen LNG Company Limited.

Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks, piracy, and the current conflicts in the Middle East, and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, or elsewhere, which may contribute to economic instability and disruption of LNG, LPG and oil production and distribution, which could result in reduced demand for our services.

In addition, LNG, LPG and oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks and our vessels could be targets of pirates or hijackers. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport LNG, LPG and oil to or from certain locations. Terrorist attacks, war, piracy, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of LNG, LPG or oil to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

Terrorist attacks, or the perception that LNG or LPG facilities and carriers are potential terrorist targets, could materially and adversely affect expansion of LNG and LPG infrastructure and the continued supply of LNG and LPG to the United States and other countries. Concern that LNG or LPG facilities may be targeted for attack by terrorists has contributed to significant community and environmental resistance to the construction of a number of LNG or LPG facilities, primarily in North America. If a terrorist incident involving an LNG or LPG facility or LNG or LPG carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect construction of additional LNG or LPG facilities in the United States and other countries or lead to the temporary or permanent closing of various LNG or LPG facilities currently in operation.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. In recent years, the frequency and severity of piracy incidents has significantly increased, particularly in the Gulf of Aden and

Indian Ocean. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations

Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We derive some of our revenues from shipping oil, LNG and LPG from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries to which we trade may limit trading activities with those countries, which could also harm our business and ability to make cash distributions. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results.

We are exposed to the political and economic instability in Angola, and assume a credit risk by entering a charter agreement with Angola LNG Supply Services LLC, an unrated entity who pays us from revenue generated from its sale of gas, through our interest in the four LNG carriers chartered to the Angola LNG Project.

We have acquired Teekay Corporation’s 33% ownership interest in the four Angola LNG Carriers that will be used to collect and transport gas from offshore production facilities to an onshore LNG processing plant in Angola. This is our first long-term project in Angola. Angola is affected by political instability, a poor economy, poor infrastructure and high unemployment. These factors may disrupt the LNG carriers’ charters with the Angola LNG Project, including as a result of attacks on our vessels or the project, political unrest, strikes, hostile actions in the region, tariffs, trade embargoes and other economic sanctions by the United States or other countries and the Angola government requisitioning our ships. Any of these or other similar actions could harm our ability to realize the expected economic benefit from our acquisition of this interest in these LNG carriers.

In addition, the four LNG carriers are chartered to Angola LNG Supply Services LLC, an unrated entity. Angola LNG Supply Services LLC will use revenue generated from the sale of the shipped gas to pay its shipping and other operating expenses, including the charter fees. The price of the gas is subject to market fluctuations. If the revenue generated by the charterer is insufficient to pay the charter fees, we may be unable to realize the expected economic benefit from our acquisition of the interest in the LNG carriers.

Marine transportation is inherently risky, and an incident involving significant loss of or environmental contamination by any of our vessels could harm our reputation and business.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather or natural disasters;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage;

•	delays in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

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

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill, marine disaster or natural disasters could result in losses that exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

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

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. For further information about regulations affecting our business and related requirements on us, please read Item 4 – Information on the Partnership: C. Regulations.

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

A significant portion of our seafarers, and the seafarers employed by Teekay Corporation and its other affiliates that crew some of our vessels, are employed under collective bargaining agreements. While some of our labor agreements have recently been renewed, crew compensation levels under future collective bargaining agreements may exceed existing compensation levels, which would adversely affect our results of operations and cash flows. We may be subject to labor disruptions in the future if our relationships deteriorate with our seafarers or the unions that represent them. Our collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Teekay Corporation may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, or may have to pay substantially increased costs for its employees and crew.

Our success depends in large part on Teekay Corporation’s ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. The ability to attract and retain qualified crew members under a competitive industry environment continues to put upward pressure on crew manning costs.

If we are not able to increase our charter rates to compensate for any crew cost increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

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

Teekay Corporation, which owns and controls our General Partner, indirectly owns our 2% General Partner interest and as at December 31, 2011 owned a 38.1% limited partner interest in us. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our General Partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our General Partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

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

Certain of our lease arrangements contain provisions whereby we have provided a tax indemnification to third parties, which may result in increased lease payments or termination of favorable lease arrangements.

We and a joint venture partner are the lessee under 30-year capital lease arrangements with a third party for three LNG carriers. Under the terms of these capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect or there is a change in the applicable tax legislation or the interpretation thereof by the United Kingdom (U.K.) taxing authority, the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. We do not have the ability to pass these increased rentals onto our charter party. However, the terms of the lease arrangements enable us and our joint venture partner jointly to terminate the lease arrangement on a voluntary basis at any time. In the event of an early termination of the lease arrangements, the joint venture may be obliged to pay termination sums to the lessor sufficient to repay its investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of tax depreciation, if any. Although the exact amount of any such payments upon termination would be negotiated between us and the lessor, we expect the amount would be significant.

Recently, the U.K. taxing authority has been urging lessors under capital lease arrangements that have tax benefits similar to the ones provided by the capital lease arrangements for our LNG carriers to terminate such capital lease arrangements and has in other circumstances challenged the use of similar tax structures, although under facts we believe are different from ours. As a result, our lessor has requested that we enter into negotiations for a mutually agreed upon termination of these leases. We have declined the request to negotiate. While, based on discussions with our counsel, we do not believe that the U.K. taxing authority would be able to successfully challenge the availability to the lessor of these benefits. This assessment is partially based on a January 2012 court decision, regarding a similar financial lease of an LNG carrier that was ruled in favor of the taxpayer. However, it is possible that the U.K. taxing authority may appeal that decision. If the U.K. taxing authority were able to successfully challenge our leases, the joint venture, in which we own a 70% interest, could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. The estimate of our 70% share of the potential exposure ranges from $54 million to $77 million.

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

Our joint venture arrangements impose obligations upon us but limit our control of the joint ventures, which may affect our ability to achieve our joint venture objectives.

For financial or strategic reasons, we conduct a portion of our business through joint ventures. Generally, we are obligated to provide proportionate financial support for the joint ventures although our control of the business entity may be substantially limited. Due to this limited control, we generally have less flexibility to pursue our own objectives through joint ventures than we would with our own subsidiaries. There is no assurance that our joint venture partners will continue their relationships with us in the future or that we will be able to achieve our financial or strategic objectives relating to the joint ventures and the markets in which they operate. In addition, our joint venture partners may have business objectives that are inconsistent with ours, experience financial and other difficulties that may affect the success of the joint venture, or be unable or unwilling to fulfill their obligations under the joint ventures, which may affect our financial condition or results of operations.

TAX RISKS

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

In order for us to be classified as a partnership for U.S. federal income tax purposes, more than 90.0 percent of our gross income each year must be “qualifying income” under Section 7704 of the U.S. Internal Revenue Code of 1986, as amended (the Code). For this purpose, “qualifying income” includes income from providing marine transportation services to customers with respect to crude oil, natural gas and certain products thereof but does not include rental income from leasing vessels to customers.

The decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) held that income derived from certain time chartering activities should be treated as rental income rather than service income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for purposes of the passive foreign investment company provisions of the Code. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing “qualifying income” under Section 7704 of the Code, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the “qualifying income” provisions under Section 7704 of the Code. Nevertheless, we intend to take the position that our time charter income is

“qualifying income” within the meaning of Section 7704 of the Code. No assurance can be given, however, that the IRS, or a court of law, will accept our position. As such, there is some uncertainty regarding the status of our time charter income as “qualifying income” and therefore some uncertainty as to whether we will be classified as a partnership for federal income tax purposes. Please read “Item 10 – Additional Information – Taxation – United States Tax Consequences – Classification as a Partnership.”

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

•

We would not be permitted to adjust the tax basis of a secondary market purchaser in our assets under Section 743(b) of the Code. As a result, a person who purchases common units from a common unitholder in the secondary market may realize materially more taxable income each year with respect to the units. This could reduce the value of common unitholders’ common units.

•	Common unitholders would not be entitled to claim any credit against their U.S. federal income tax liability for non-U.S. income tax liabilities incurred by us.

•

As to the U.S. source portion of our income attributable to transportation that begins or ends (but not both) in the United States, we will be subject to U.S. tax on such income on a gross basis (that is, without any allowance for deductions) at a rate of 4.0 percent. The imposition of this tax would have a negative effect on our business and would result in decreased cash available for distribution to common unitholders.

•

We also may be considered a passive foreign investment company (or PFIC) for U.S. federal income tax purposes. U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Please read “Item 10 – Additional Information – Taxation – United States Tax Consequences – Possible Classification as a Corporation.”

U.S. tax-exempt entities and non-U.S. persons face unique U.S. tax issues from owning common units that may result in adverse U.S. tax consequences to them.

Investments in common units by U.S. tax-exempt entities, including individual retirement accounts (known as IRAs), other retirements plans and non-U.S. persons raise issues unique to them. Assuming we are classified as a partnership for U.S. federal income tax purposes, virtually all of our income allocated to organizations exempt from U.S. federal income tax will be unrelated business taxable income and generally will be subject to U.S. federal income tax. In addition, non-U.S. persons may be subject to a 4.0 percent U.S. federal income tax on the U.S. source portion of our gross income attributable to transportation that begins or ends (but not both) in the United States, or distributions to them may be reduced on account of withholding of U.S. federal income tax by us in the event we are treated as having a fixed place of business in the United States or otherwise earn U.S. effectively connected income, unless an exemption applies and they file U.S. federal income tax returns to claim such exemption.

The sale or exchange of 50.0 percent or more of our capital or profits interests in any 12-month period will result in the termination of our partnership for U.S. federal income tax purposes.

We will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50.0 percent or more of the total interests in our capital or profits within any 12-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read “Item 10 – Additional Information – Taxation – United States Tax Consequences – Disposition of Common Units – Constructive Termination.”

Some of our subsidiaries that are classified as corporations for U.S. federal income tax purposes might be treated as “passive foreign investment companies,” which could result in additional taxes to our unitholders.

Certain of our subsidiaries that are classified as corporations for U.S. federal income tax purposes could be treated as “passive foreign investment companies” (or PFICs) for U.S. federal income tax purposes. U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. We have received a ruling from the IRS that our subsidiary Teekay LNG Holdco L.L.C. will be classified as a CFC rather than a PFIC as long as it is wholly-owned by a U.S. partnership and we have restructured our subsidiaries Arctic Spirit L.L.C. and Polar Spirit L.L.C. such that they are also owned by our U.S. partnership. We intend to take the position that these subsidiaries should also be treated as CFCs rather than PFICs following this restructuring. Moreover, we believe and intend to take the position that these subsidiaries were not PFICs at any time prior to the restructuring. No assurance can be given, however, that the IRS, or a court of law, will accept this position. Please read “Item 10 – Additional Information – Taxation – United States Tax Consequences – Taxation of our Subsidiary Corporations.”

Teekay Corporation owns less than 50.0 percent of our outstanding equity interests, which could cause certain of our subsidiaries and us to be subject to additional tax.

Certain of our subsidiaries are classified as corporations for U.S. federal income tax purposes. As such, these subsidiaries will be subject to U.S. federal income tax on the U.S. source portion of our income attributable to transportation that begins or ends (but not both) in the United States if they fail to qualify for an exemption from U.S. federal income tax (the Section 883 Exemption). Teekay Corporation indirectly owns less than 50.0 percent of certain of our subsidiaries’ and our outstanding equity interests. Consequently, we expect these subsidiaries failed to qualify for the Section 883 Exemption in 2011 and will fail to qualify for the Section 883 Exemption in subsequent tax years. Any resulting imposition of U.S. federal income taxes will result in decreased cash available for distribution to common unitholders. Please read “Item 10 – Additional Information – Taxation – United States Tax Consequences – Taxation of our Subsidiary Corporations.”

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

As of December 31, 2011, our fleet, excluding newbuildings, consisted of 20 LNG carriers (including the four RasGas 3 LNG Carriers, the three Angola LNG Carriers and the two Exmar LNG carriers that are all accounted for under the equity method), ten Suezmax-class crude oil tankers, five LPG carriers and one Handymax product tanker, all of which are double-hulled. Our fleet is young, with an average age of approximately six years for our LNG carriers, approximately seven years for our conventional tankers (Suezmax and Handymax), and approximately one year for our LPG carriers, compared to world averages of 10, 8 and 16 years, respectively, as of December 31, 2011.

Our vessels mainly operate under long-term, fixed-rate charters primarily with major energy and utility companies and Teekay Corporation. The average remaining term for these charters is approximately 16 years for our LNG carriers, approximately 8 years for our conventional tankers (Suezmax and Handymax), and approximately 14 years for our LPG carriers, subject, in certain circumstances, to termination or vessel purchase rights.

Our fleets of LNG and LPG carriers currently have approximately 3.1 million and 0.1 million cubic meters of total capacity, respectively. The aggregate capacity of our conventional tanker fleet is approximately 1.6 million deadweight tonnes (dwt).

Subsequent to December 31, 2011, we acquired the fourth and last Angola LNG Carrier and an ownership interest in six LNG carriers from A.P. Moller-Maresk A/S (or the Maersk LNG Carriers).

We were formed in connection with our initial public offering on May 10, 2005 and began trading as a publicly-traded limited partnership. Upon our formation, we acquired Teekay Corporation’s LNG business which it acquired in 2004 from Naviera F. Tapias S.A.

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

Currently, all our vessels are employed on long-term charters. However, two of the Maersk LNG Carriers have charters expiring in 2013 and 2015.

“Hire” rate refers to the basic payment from the customer for the use of a vessel. Hire is payable monthly, in advance, in U.S. Dollars or Euros, as specified in the charter. The hire rate generally includes two components – a capital cost component and an operating expense component. The capital component typically approximates the amount we are required to pay under vessel financing obligations and, for five of our existing Conventional tankers, adjusts for changes in the floating interest rates relating to the underlying vessel financing. The operating component, which adjusts annually for inflation, is intended to compensate us for vessel operating expenses.

In addition, we may receive additional revenues beyond the fixed hire rate when current market rates exceed specified amounts under our time-charter for four Suezmax tankers.

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

When a vessel is “off-hire” – or not available for service – the customer generally is not required to pay the hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time-charter. A vessel will be deemed to be off-hire if it is in dry dock. We must periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. In addition, a vessel generally will be deemed off-hire if there is a loss of time due to, among other things: operational deficiencies; equipment breakdowns; delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Liquefied Gas Segment

LNG Carriers

The LNG carriers in our liquefied gas segment compete in the LNG market. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time, usually between 20 and 25 years, and the charter rate is payable to the owner on a monthly basis. LNG shipping historically has been transacted with long-term, fixed-rate time-charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Most shipping requirements for new LNG projects continue to be provided on a long-term basis, though the level of spot voyages (typically consisting of a single voyage), short-term time-charters and medium-term time-charters have grown in the past few years.

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

With the exception of the Arctic Spirit and Polar Spirit which are the only two ships in the world that utilise the IHI SPB independent tank technology, the remainder of our fleet makes use of one of the GTT membrane containment systems. The GTT membrane systems are used in the majority of LNG tankers now being constructed. New LNG carriers are generally expected to have a lifespan of approximately 35 to 40 years. Unlike the oil tanker industry, there currently are no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2011 our LNG carriers had an average age of approximately six years, compared to the world LNG carrier fleet average age of approximately 10 years. In addition, as at that date, there were approximately 373 vessels in the world LNG fleet and approximately 60 additional LNG carriers under construction or on order for delivery through 2015.

The following table provides additional information about our LNG vessels as of December 31, 2011 and excludes our interests in seven LNG carriers subsequently acquired.

Vessel	Capacity	Delivery	Our Ownership		Charterer	Remaining Charter Term(1)
	(cubic meters)
Operating LNG carriers:
Hispania Spirit	137,814	2002	100%		Repsol YPF	11 years(3)
Catalunya Spirit	135,423	2003	100%		Gas Natural SDG	12 years(3)
Galicia Spirit	137,814	2004	100%		Uniòn Fenosa Gas	18 years(4)
Madrid Spirit	135,423	2004	100%		Repsol YPF	13 years(3)
Al Marrouna	149,539	2006	Capital lease	(2)	Ras Laffan Liquefied	15 years(5)
					Natural Gas Company Ltd.
Al Areesh	148,786	2007	Capital lease	(2)	Ras Laffan Liquefied	15 years(5)
					Natural Gas Company Ltd.
Al Daayen	148,853	2007	Capital lease	(2)	Ras Laffan Liquefied	15 years(5)
					Natural Gas Company Ltd.
Tangguh Hiri	151,885	2008	69%		The Tangguh Production	17 years
					Sharing Contractors
Tangguh Sago	155,000	2009	69%		The Tangguh Production	17 years
					Sharing Contractors
Al Huwaila	214,176	2008	40	%(6)	Ras Laffan Liquefied	21 years(3)
					Natural Gas Company Ltd.
Al Kharsaah	214,198	2008	40	%(6)	Ras Laffan Liquefied	21 years(3)
					Natural Gas Company Ltd.
Al Shamal	213,536	2008	40	%(6)	Ras Laffan Liquefied	21 years(3)
					Natural Gas Company Ltd.
Al Khuwair	213,101	2008	40	%(6)	Ras Laffan Liquefied	22 years(3)
					Natural Gas Company Ltd.
Arctic Spirit	87,305	1993	99%		Teekay Corporation	6 years(5)
Polar Spirit	87,305	1993	99%		Teekay Corporation	6 years(5)
Excelsior	138,087	2005	50	%(7)	Excelerate Energy LP	13 years(3)
Excalibur	138,000	2002	50	%(7)	Excelerate Energy LP	10 years
Soyo	160,400	2011	33	%(8)	Angola LNG Supply Services LLC	20 years(3)
Malanje	160,400	2011	33	%(8)	Angola LNG Supply Services LLC	20 years(3)
Lobito	160,400	2011	33	%(8)	Angola LNG Supply Services LLC	20 years(3)

Total Capacity:	3,087,445

(1)	Each of our time-charters are subject to certain termination and purchase provisions.
(2)	We lease the vessel under a tax lease arrangement and have an ownership interest of 70%. Please read Item 18 – Financial Statements: Note 6 – Leases and Restricted Cash.
(3)	The charterer has two options to extend the term for an additional five years each.
(4)	The charterer has one option to extend the term for an additional five years.
(5)	The charterer has three options to extend the term for an additional five years each.
(6)	The RasGas 3 LNG Carriers are accounted for under the equity method.
(7)	The Exmar LNG Carriers are accounted for under the equity method.
(8)	The Angola LNG Carriers are accounted for under the equity method.

The following table presents the percentage of our consolidated voyage revenues from LNG customers that accounted for more than 10% of our consolidated voyage revenues during 2011, 2010 and 2009.

	Year Ended December 31,
	2011	2010	2009
Ras Laffan Liquefied Natural Gas Company Ltd.	18%	18%	20%
Repsol YPF, S.A.	14%	14%	15%
The Tangguh Production Sharing Contractors	12%	11%	Less than 10%
Teekay Corporation	Less than 10%	10%	11%

No other LNG customer accounted for 10% or more of our revenues during any of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

Each LNG carrier that is owned by us is encumbered by a mortgage relating to the vessel’s financing. Each of the Al Marrouna, Al Areesh and Al Daayen is considered to be subject to a capital lease. Please read Item 18 – Financial Statements: Note 6 – Leases and Restricted Cash.

LPG Carriers

LPG shipping involves the transportation of three main categories of cargo: liquid petroleum gases including propane, butane and ethane; petrochemical gases including ethylene, propylene and butadiene; and ammonia.

As of December 31, 2011, the worldwide LPG tanker fleet consisted of approximately 1,219 vessels with an average age of approximately 16 years and approximately 80 additional LPG vessels were on order for delivery through 2014. LPG carriers range in size from approximately 250 to approximately 85,000 cubic meters. Approximately 54% of the number of vessels in the worldwide fleet are less than 5,000 cubic meters in size. New LPG carriers are generally expected to have a lifespan of approximately 30 to 35 years.

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

The following table provides additional information about our LPG carriers as of December 31, 2011:

Vessel	Capacity	Delivery	Ownership	Charterer	Remaining Charter Term
	(cubic meters)
Operating LPG carriers:
Norgas Pan	10,000	2009	99%	I.M. Skaguen ASA	12 years
Norgas Cathinka	10,000	2009	99%	I.M. Skaguen ASA	13 years
Norgas Camilla	10,000	2011	99%	I.M. Skaguen ASA	15 years
Norgas Unikum	12,000	2011	99%	I.M. Skaguen ASA	15 years
Norgas Vision	12,000	2011	99%	I.M. Skaguen ASA	15 years

Total Capacity:	54,000

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

The majority of crude oil tankers range in size from approximately 80,000 to approximately 320,000 dwt. Suezmax tankers, which typically range from 120,000 to 200,000 dwt, are the mid-size of the various primary oil tanker types. As of December 31, 2011, the world tanker fleet included 410 conventional Suezmax tankers, representing approximately 13% of worldwide oil tanker capacity, excluding tankers under 10,000 dwt.

As of December 31, 2011, our conventional tankers had an average age of approximately seven years, compared to the average age of eight years for the world conventional tanker fleet. New conventional tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life.

The following table provides additional information about our conventional oil tankers as of December 31, 2011:

Tanker(1)	Capacity	Delivery	Our Ownership	Charterer	Remaining Charter Term
	(dwt)
Operating Conventional tankers:
Tenerife Spirit	149,999	2000	Capital lease (2)	CEPSA	9 years(3)
Algeciras Spirit	149,999	2000	Capital lease (2)	CEPSA	9 years(3)
Huelva Spirit	149,999	2001	Capital lease (2)	CEPSA	9 years(3)
Teide Spirit	149,999	2004	Capital lease (2)	CEPSA	13 years(3)
Toledo Spirit	159,342	2005	Capital lease (2)	CEPSA	14 years(3)
European Spirit	151,849	2003	100%	ConocoPhillips Shipping LLC	4 years(4)
African Spirit	151,736	2003	100%	ConocoPhillips Shipping LLC	4 years(4)
Asian Spirit	151,693	2004	100%	ConocoPhillips Shipping LLC	4 years(4)
Bermuda Spirit	159,000	2009	100%	Centrofin Management Inc.	10 years(5)
Hamilton Spirit	159,000	2009	100%	Centrofin Management Inc.	10 years(5)
Alexander Spirit	40,083	2007	100%	Caltex Australian Petroleum Pty Ltd.	8 years

Total Capacity:	1,572,699

(1)	The conventional tankers listed in the table are all Suezmax tankers, with the exception of the Alexander Spirit which is a Handymax tanker.
(2)	We are the lessee under a capital lease arrangement and are required to purchase the vessel after the end of the lease terms for a fixed price. Please read Item 18 – Financial Statements: Note 6 – Leases and Restricted Cash.
(3)	Compania Espanole de Petroleos, S.A. (or CEPSA) has the right to terminate the time-charter 13 years after the original delivery date.
(4)	The term of the time-charter is 12 years from the original delivery date, which may be extended at the customer’s option for up to an additional six years. In addition, the customer has the right to terminate the time-charter upon notice and payment of a cancellation fee. Either party also may require the sale of the vessel to a third party at any time, subject to the other party’s right of first refusal to purchase the vessel.
(5)	Centrofin Management Inc. has the option to purchase the two vessels, which right is exercisable after the end of five years and every year thereafter until the end of the charter agreement. Each purchase option ranges between $53.8 million after five years to $29.4 million at the end of the charter.

CEPSA accounted for 12%, 12% and 13% of our 2011, 2010 and 2009 consolidated voyage revenues, respectively. No other conventional tanker customer accounted for 10% or more of our revenues during any of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

Business Strategies

Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:

•	Expand our LNG and LPG business globally. We seek to capitalize on opportunities emerging from the global expansion of the LNG and LPG sectors by selectively targeting:

•	projects which involve medium-to long-term, fixed-rate charters;

•	joint ventures and partnerships with companies that may provide increased access to opportunities in attractive LNG and LPG importing and exporting geographic regions;

•	strategic vessel and business acquisitions; and

•	specialized projects in adjacent areas of the business, including floating storage and regasification units (or FSRUs).

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

•

Manage our conventional tanker fleet to provide stable cash flows. The remaining terms for our existing long-term conventional tanker charters are 4 to 14 years. We believe the fixed-rate time-charters for our tanker fleet provide us stable cash flows during their terms and a source of funding for expanding our LNG and LPG operations. Depending on prevailing market conditions during and at the end of each existing charter, we may seek to extend the charter, enter into a new charter, operate the vessel on the spot market or sell the vessel, in an effort to maximize returns on our conventional tanker fleet while managing residual risk.

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

Critical ship management functions that Teekay Corporation provides to us through its Teekay Marine Management (or TMM) and Innovation, Technology and Projects (or ITP) divisions located in various offices around the world include:

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

Flag, Classification, Audits and Inspections

Our vessels are registered with reputable Flag states, and the hull and machinery of all of our vessels have been “Classed” by one of the major classification societies and members of International Association of Classification Societies ltd (IACS): DNV, Lloyd’s Register of Shipping or American Bureau of Shipping.

The applicable classification society certifies that the vessel’s design and build conforms to the applicable Class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. Class also verifies throughout the vessel’s life that it continues to be maintained in accordance with those rules. In order to validate this, the vessels are surveyed by the class society (under Authority of the Flag state), in accordance to the classification society rules, which in the case of our vessels follows a comprehensive five year Special Survey cycle, renewed every fifth year. During each five-year period the vessel undergoes Annual and Intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel. As our vessels are modern and we have enhanced the resiliency of the underwater coatings of each vessel hull and marked the hull to facilitate underwater inspections by divers, their underwater areas are inspected in a dry-dock at five year intervals. In-water inspection is carried out during the second or third annual inspection (i.e. during an Intermediate Survey).

In addition to Class surveys, the vessel’s Flag state also verifies the condition of the vessel during annual Flag state inspections, either independently or by additional authorization to Class. Also, port state authorities of a vessel’s port of call are authorized under international conventions to undertake regular and spot checks of vessels visiting their jurisdiction.

Processes onboard followed are audited by either the State Flag or classification society acting on behalf of the Flag state to ensure that they meet the requirements of the International Management Code for the Safe Operation of Ships and for Pollution Prevention (ISM Code). In our case, DNV as the certifying authority of our Safety Management System typically carries out this task. We also follow an internal process of internal audits undertaken at each office and vessel annually.

We follow a comprehensive inspections scheme supported by our sea staff, shore-based operational and technical specialists and members of our QATO program. We carry out a minimum of two such inspections, which helps us to ensure that our vessels and operations

•	adhere to our operating standards;

•

the structural integrity of the vessel is being maintained; for this we use a comprehensive “Structural Integrity Management System” we developed. The system closely monitors the condition of the hulls of our vessels to ensure that structural strength and integrity are maintained throughout a vessel’s life;

•	machinery and equipment is being maintained to give full reliability in service;

•	we are optimizing performance in terms of speed and fuel consumption; and

•	the vessel’s appearance supports our brand and meets customer expectations.

Our customers also often carry out vetting inspections under the Ship inspection Report Program, which is a significant safety initiative introduced by Oil Companies International Marine Forum to specifically address concerns about sub-standard shipping. The inspection results permit charterers to screen a vessel to ensure that it meets their general and specific risk-based shipping requirements.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater scrutiny, inspection and safety requirements on all vessels in the oil tanker and LNG and LPG carrier markets and will accelerate the scrapping or phasing out of older vessels throughout these markets.

Overall we believe that our relatively new, well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

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

LNG and LPG carriers are also subject to regulation under the IGC Code. Each LNG and LPG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG and LPG carriers is currently IGC Code certified.

Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (or Annex VI) sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.

In addition, the IMO has proposed that all tankers of the size we operate that are built starting in 2012 contain ballast water treatment systems, and that all other similarly sized tankers install treatment systems by 2016. This convention has not yet been ratified, but when it becomes effective, we estimate that the installation of ballast water treatment systems on our tankers may cost between $2 million and $3 million per vessel.

European Union (or EU)

Like the IMO, the EU has adopted regulations phasing out single-hull tankers. All of our tankers are double-hulled. On May 17, 2011 the European commission carried out a number of “dawn raids”, or unannounced inspections, at the offices of some of the world’s largest container line operators starting an antitrust investigation. We are not directly affected by this investigation and believe that we are compliant with antitrust rules. Nevertheless, it is possible that the investigation could be widened and new companies and practices come under scrutiny within the EU.

The EU has also adopted legislation (directive 2009/16/Econ Port State Control) which is in force from January 1, 2011 that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years, after July 2003); creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. Two new regulations were introduced by the European Commission in September 2010, as part of the implementation of the Port State Control Directive. These came into force on January 1, 2011 and introduce a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned be a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, whilst those with the most safety shortcomings or technical failings recorded upon inspection will in turn be subject to a greater frequency of official inspections to their vessels.

The EU has, by way of Directive 2005/35/EC, which has been amended by Directive 2009/123/EC created a legal framework for imposing criminal penalties in the event of discharges of oil and other noxious substances from ships sailing in its waters, irrespective of their flag. This relates to discharges of oil or other noxious substances from vessels. Minor discharges shall not automatically be considered as offences, except where repetition leads to deterioration in the quality of the water. The persons responsible may be subject to criminal penalties if they have acted with intent, recklessly or with serious negligence and the act of inciting, aiding and abetting a person to discharge a polluting substance may also lead to criminal penalties.

The EU Directive 33/2005 (or the Directive) came into force on January 1, 2010. Under this legislation, vessels are required to burn fuel with sulfur content below 0.1% while berthed or anchored in an EU port. The California Air Resources Board (CARB) requires vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California as of January 1, 2014; as of January 1, 2015, all vessels operating within Emissions control Areas (ECA) worldwide must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting this low sulfur content requirement is low sulfur marine gas oil (or LSMGO). Since July 1, 2010, the applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel sulfur control areas have been 0.1%. Certain modifications were completed on our Suezmax tankers in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO), and to ensure our compliance with the Directive. In addition, LSMGO is more expensive than HFO and this impacts the costs of operations. However, for vessels employed on fixed-term business, all fuel costs, including any increases, are borne by the charterer.

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

Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be double-hulled. All of our tankers are double-hulled.

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

OPA 90 and CERCLA permit individual U.S. states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. Several coastal states, such as California and Alaska require state-specific evidence of financial responsibility and vessel response plans. We intend to comply with all applicable state regulations in the ports where our vessels call.

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

Since 2009, several environmental groups and industry associations have filed challenges in U.S. federal court to the EPA’s issuance of the Vessel General Permit. The EPA issued a revised draft Vessel General Permit in 2011, and has stated that it expects to take final action with respect to the revised Vessel General Permit issued by November 2012.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

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

The following is a list of our significant subsidiaries as at December 31, 2011:

Name of Significant Subsidiary	Ownership	State or Jurisdiction of Incorporation

Teekay LNG Operating L.L.C.	100%	Marshall Islands
Teekay Luxembourg S.a.r.l.	100%	Luxembourg
Teekay Spain S.L.	100%	Spain
Teekay II Iberia S.L.	100%	Spain
Teekay Shipping Spain S.L.	100%	Spain
Teekay LNG Holdings L.P.	99%	United States
Teekay Nakilat Holdings Corporation	100%	Marshall Islands
Teekay Nakilat Corporation	70%	Marshall Islands
Teekay Nakilat (III) Holdings Corporation	100%	Marshall Islands

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

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

SIGNIFICANT DEVELOPMENTS IN 2011 AND EARLY 2012

Maersk LNG Carriers

On October 12, 2011, we and the Marubeni Corporation (or Marubeni) entered into an agreement to acquire, through a joint venture, ownership interests in six LNG carriers from Denmark-based A.P. Moller-Maersk A/S (or Maersk) for an aggregate purchase price of approximately $1.3 billion (or the Maersk LNG Acquisition). We and Marubeni have 52% and 48% economic interests, respectively, but share control in the joint venture (or the Teekay LNG-Marubeni Joint Venture) that we have formed to hold the ownership interests in these LNG carriers. On February 28, 2012, Teekay LNG-Marubeni Joint Venture acquired a 100% interest in the six LNG carriers (or the Maersk LNG Carriers). Four of the six Maersk LNG Carriers are currently operating under long-term, fixed-rate time-charter contracts, with an average remaining firm contract period of approximately 17 years, plus extension options. The other two vessels are currently operating under medium-term, fixed-rate time-charters with an average remaining firm contract period of approximately three years. Since control of the Teekay LNG-Marubeni Joint Venture will be shared jointly between Marubeni and us, we expect to account for the Teekay LNG-Marubeni Joint Venture using the equity method.

The Teekay LNG-Marubeni Joint Venture financed approximately $1.06 billion of its acquisition from secured loan facilities, and $266 million from equity contributions from us and Marubeni Corporation. We have a 52% economic interest in the Teekay LNG-Marubeni Joint Venture and consequently, our share of the equity contribution was approximately $138 million. We financed this equity contribution by drawing on our existing credit facilities.

Teekay Corporation will take over technical management of the acquired vessels after a transition period. For more information, please read Item 1 – Financial Statements: Note 14(c) – Commitments and Contingencies.

Skaugen Carriers

In July 2008, subsidiaries of Teekay Corporation (or the Skaugen Multigas Subsidiaries) signed contracts for the purchase from I.M. Skaugen ASA (or Skaugen) of two technically-advanced 12,000-cubic meter newbuilding Multigas vessels (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene. We, in turn, agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery of the vessels. The Skaugen Multigas Carriers were delivered on June 15, 2011 and October 17, 2011. Concurrently with these deliveries, we acquired Teekay Corporation’s 100% ownership interest in both Skaugen Multigas Subsidiaries for a total purchase price of approximately $110 million. Upon delivery, each vessel commenced service under a 15-year, fixed-rate charter to Skaugen.

On September 15, 2011, we acquired an LPG carrier from Skaugen for $33.4 million. Upon delivery, this vessel was chartered to Skaugen at fixed rates for a period of 15 years.

Angola LNG Project

In December 2007, a consortium in which Teekay Corporation had a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers (or the Angola LNG Carriers) to the Angola LNG Project. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. The Angola LNG Project involves the collection and transportation of gas from offshore production facilities to an onshore LNG processing plant at Soyo, located in northwest Angola. The project is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA.

Teekay Corporation had offered to us, and we agreed to purchase, its 33% ownership interest in these vessels and related charter contracts at a total equity purchase price of approximately $76 million (net of assumed debt of approximately $258 million) subject to adjustment based on actual costs incurred at the time of delivery. We acquired the ownership interests and paid a proportionate share of the purchase price as each vessel delivered. The LNG carriers delivered on August 30, 2011, September 30, 2011, October 31, 2011 and January 12, 2012, and in turn, we acquired Teekay Corporation’s 33% ownership interest.

Each of the four newbuilding LNG carriers are chartered at fixed rates, subject to inflation adjustments, to the Angola LNG Project for a period of 20 years upon delivery from the shipyard, with two extension periods for five years each. The charterer has the option to terminate the charter upon 120 days notice and payment of an early termination fee, which would equal approximately 50% of the fully built-up cost of the vessel. The charterer may also terminate the charter under other circumstances typical in our long-term charters, such as excessive off-hire during which we do not provide a replacement vessel, or certain force majeure events. For more information, please read Item 1 – Financial Statements: Note 14(b) – Commitments and Contingencies.

Equity Offerings

On April 8, 2011, we completed a public offering of 4.3 million common units (including 551,800 common units issued upon exercise of the underwriters’ over-allotment option) at a price of $38.88 per unit, for gross proceeds of approximately $168.7 million (including our general partner’s 2% proportionate capital contribution). We used the net proceeds from the offering of approximately $161.7 million to repay our outstanding debt under two of our revolving credit facilities which was then drawn to fund the equity purchase price of our acquisition of Teekay Corporation’s 33% interest in three of the four Angola LNG Carriers, the purchase price of the two Skaugen Multigas Carriers from Teekay Corporation and the purchase price of the third LPG Carrier from Skaugen. We borrowed under our credit facilities to fund the equity purchase price of our acquisition of the last Angola LNG Carrier in early 2012.

On November 2, 2011, we completed a public offering of 5.5 million common units at a price of $33.40 per unit, for gross proceeds of approximately $187.4 million (including our general partner’s 2% proportionate capital contribution). We used the net proceeds from the offering of approximately $179.5 million to prepay the outstanding debt under one of our revolving credit facilities. We borrowed under our credit facilities to fund the equity purchase price of our ownership interest in the six Maersk LNG Carriers in February 2012.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Voyage Revenues. Voyage revenues currently include revenues only from charters accounted for under operating and direct financing leases. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between time and voyage charters. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under charters and by us under voyage charters.

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

Vessel Operating Expenses. Under all types of charters and contracts for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of our vessel operating expenses are crew costs and repairs and maintenance. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Income from Vessel Operations. To assist us in evaluating our operations by segment, we sometimes analyze the income we receive from each segment after deducting operating expenses, but prior to the deduction of interest expense, taxes, foreign currency and derivative gains or losses and other (expense) income. For more information, please read Item 18 – Financial Statements: Note 5 – Segment Reporting.

Dry docking. We must periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Generally, we dry dock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of a five-year dry-docking period. We capitalize a substantial portion of the costs incurred during dry docking and for the survey and amortize those costs on a straight-line basis from the completion of a dry docking or intermediate survey over the estimated useful life of the dry dock. We expense as incurred costs for routine repairs and maintenance performed during dry docking or intermediate survey that do not improve or extend the useful lives of the assets. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of the following three components:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•	charges related to the amortization of dry-docking expenditures over the useful life of the dry dock; and

•	charges related to the amortization of the fair value of the time-charters acquired in a 2004 acquisition of LNG carriers (over the remaining terms of the charters).

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to explain changes in our net voyage revenues between periods.

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

Restricted Cash Deposits. Under capital lease arrangements for four of our LNG carriers, we (a) borrowed under term loans and deposited the proceeds into restricted cash accounts and (b) entered into capital leases, also referred to as “bareboat charters,” for the vessels. The restricted cash deposits, together with interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms, where applicable. During vessel construction, we borrowed under the term loans and made restricted cash deposits equal to construction installment payments. In December 2011 the capital lease on one of the four LNG carriers expired and the purchase obligation was fully funded with restricted cash deposits. For more information, please read Item 18 – Financial Statements: Note 6 – Leases and Restricted Cash.

RESULTS OF OPERATIONS

Items You Should Consider When Evaluating Our Results of Operations

Some factors that have affected our historical financial performance and may affect our future performance are listed below:

•

Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In March 2010, we acquired interests in two Suezmax vessels, the Bermuda Spirit and the Hamilton Spirit (collectively, the Centrofin Suezmaxes), and a Handymax product tanker, the Alexander Spirit, from Teekay Corporation. These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our financial statements reflect these vessels and their results of operations (referred to herein as the Dropdown Predecessor) as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation, which were May 27, 2009 (Bermuda Spirit), June 24, 2009 (Hamilton Spirit) and September 3, 2009 (Alexander Spirit).

•

Our financial results reflect the consolidation of Teekay Tangguh and the Skaugen Multigas Carriers prior to our purchase of interests in those entities that own those vessels. In November 2006, we entered into an agreement with Teekay Corporation to purchase its 100% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or Teekay Tangguh Joint Venture). We ultimately acquired 99% of Teekay Corporation’s interest in Teekay Tangguh, essentially giving us a 69% interest in the Teekay Tangguh Joint Venture which owns two LNG carriers. We were required to consolidate Teekay Tangguh in our consolidated financial statements since November 1, 2006, even before we acquired this entity on August 10, 2009, as it was a variable interest entity and we were its primary beneficiary.

On July 28, 2008, the Skaugen Multigas Subsidiaries signed contracts for the purchase of the two Skaugen Multigas Carriers from subsidiaries of Skaugen. As described above, we have agreed to acquire the Skaugen Multigas Subsidiaries that own the Skaugen Multigas Carriers from Teekay Corporation upon delivery of the vessels. Subsequent to July 2008 and prior to the delivery of the vessels, we consolidated the Skaugen Multigas Subsidiaries as they were variable interest entities and we were the primary beneficiary during this period. We acquired 100% of the shares of the two Skaugen Multigas Carriers on June 15, 2011 and October 17, 2011, respectively.

Please read Item 18 – Financial Statements: Notes 12(f) and 12(h) – Related Party Transactions and Note 14(a) – Commitments and Contingencies.

•

Our financial results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates and spot tanker rates fluctuate relating to our interest rate swaps and to the agreement we have with Teekay Corporation relating to the time charter contract for the Toledo Spirit Suezmax tanker. Please read Item 18 – Financial Statements: Note 12(g) – Related Party Transactions and Note 13 – Derivative Instruments. The unrealized gains or losses relating to changes in fair value of our derivative instruments do not impact our cash flows.

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

•

The size of our fleet changes. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. Please read “Liquefied Gas Segment” below and “Significant Developments in 2011” above for further details about certain prior and future vessel deliveries.

•

Four of our Suezmax tankers earn revenues based partly on spot market rates. The time-charter for four Suezmax tankers, the Teide Spirit, Algeciras Spirit, Huelva Spirit and Tenerife Spirit contain a component providing for additional revenues to us beyond the fixed-hire rate when spot market rates exceed certain threshold amounts. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed-hire rate, our results at the end of each fiscal year may continue to be influenced, in part, by the variable component of the charters.

•

Vessel operating and other costs are facing industry-wide cost pressures. The oil shipping industry continues to experience a global manpower shortage of qualified seafarers due to growth in the world fleet, which in turn has resulted in upward pressure on manning costs. Going forward we expect that there will be increases in crew compensation which will result in higher crewing costs as we keep pace with market conditions. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase operating expenditures. Although we continue to take measures to improve operational efficiencies and mitigate the impact of inflation and price escalations, future increases to operational costs are likely to occur.

•

The amount and timing of dry docking of our vessels can significantly affect our revenues between periods. Our vessels are off-hire at various points of time due to scheduled and unscheduled maintenance. During the years ended December 31, 2011, 2010 and 2009, we had 133, 197 and 70 off-hire days relating to dry docking, respectively. The financial impact from these periods of off-hire, if material, is explained in further detail below. Two vessels, where there will be associated off-hire, are scheduled for dry docking in 2012.

Year Ended December 31, 2011 versus Year Ended December 31, 2010

Liquefied Gas Segment

As of December 31, 2011, our fleet (in which our interests ranged from 33% to 100%) included 20 LNG carriers and five LPG/Multigas carriers. Our partial interests in LNG carriers included our 33% interest in three of the Angola LNG Carriers, a 40% interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers (or the RasGas 3 LNG Carriers), our 50% interest in our joint ventures with Exmar NV (the Excalibur and Excelsior Joint Ventures), which own two LNG carriers (the Excalibur and Excelsior LNG Carriers), our 69% interest in the Teekay Tangguh Joint Venture, which owns the Tangguh Hiri and the Tangguh Sago (or the Tangguh LNG Carriers), our 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers), our 99% interest in the Arctic Spirit and Polar Spirit LNG carriers (or the Kenai LNG Carriers) and our 99% interest in five LPG/Multigas carriers. All of our LNG and LPG carriers operate under long-term, fixed-rate charters. The number of vessels in our liquefied gas segment will increase from our 52% interest in the six Maersk LNG carriers we acquired on February 28, 2012, and the delivery of the fourth and last Angola LNG Carrier on January 12, 2012.

The following table compares our liquefied gas segment’s operating results for 2011 and 2010, and compares its net voyage revenues (which is a non-GAAP financial measure) for 2011 and 2010, to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2011	2010

Voyage revenues	269,408	264,816	1.7
Voyage (recoveries) expenses	(87)	29	(400.0)

Net voyage revenues	269,495	264,787	1.8
Vessel operating expenses	47,773	46,496	2.7
Depreciation and amortization	62,889	60,954	3.2
General and administrative (1)	13,385	12,239	9.4
Gain on sale of vessel	—	(4,340)	100.0

Income from vessel operations	145,448	149,438	(2.7)

Operating Data:
Revenue Days (A)	5,061	5,005	1.1
Calendar-Ship-Days (B)	5,126	5,051	1.5
Utilization (A)/(B)	98.7%	99.1%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied gas segment’s operating results for 2011 included 11 LNG (excluding the three Angola LNG Carriers, the four RasGas 3 LNG Carriers and the Excalibur and Excelsior Carriers that are accounted for under the equity method) and five LPG carriers. Our total calendar-ship-days increased by 1% to 5,126 days in 2011 from 5,051 days in 2010, as a result of the delivery of two Skaugen Multigas Carriers, the Norgas Unikum and Norgas Vision, on June 15, 2011 and October 17, 2011, respectively, and the delivery of an LPG carrier, the Norgas Camilla, on September 15, 2011, partially offset by the sale of an LPG carrier, the Dania Spirit, on November 5, 2010.

During 2011, two of our LNG carriers, the Arctic Spirit and Polar Spirit, were off-hire for approximately 11 days and 50 days, respectively, relating to scheduled dry dockings, compared to 22 off-hire days in 2010.

Net Voyage Revenues. Net voyage revenues increased during 2011 compared to 2010, primarily as a result of:

•	an increase of $5.3 million due to the deliveries of the Norgas Unikum, Norgas Camilla and Norgas Vision on June 15, 2011, September 15, 2011 and October 17, 2011, respectively;

•	an increase of $4.1 million due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar compared to the prior year;

•	an increase of $1.1 million due to the Arctic Spirit being off-hire for 22 days in the first quarter of 2010 for a scheduled dry dock;

•	an increase of $0.9 million, due to operating expense recovery adjustments during 2011 in the charter-hire rates for the Tangguh LNG Carriers; and

•	an increase of $0.6 million due to an increase in the hire rates for the Arctic Spirit and Polar Spirit during 2011 as compared to prior year as a result of crewing rate adjustments;

partially offset by

•	a decrease of $4.0 million due to the sale of the Dania Spirit on November 5, 2010; and

•	a decrease of $3.2 million due to the Arctic Spirit and Polar Spirit being off-hire for 11 days and 50 days, respectively, for scheduled dry dockings during 2011.

Vessel Operating Expenses. Vessel operating expenses increased during 2011 compared to 2010, primarily as a result of:

•	an increase of $2.9 million due to the scope and extent of service and maintenance activities performed and an increase in manning costs for certain of our LNG carriers;

•

an increase of $0.8 million due to the charterer, Teekay Corporation, not being able to find employment for the Arctic Spirit for most of 2010 and, as a result, we were able to operate the vessel throughout 2010 with a reduced average number of crew on board and reduction in the amount of repair and maintenance activities performed; and

•

an increase of $0.7 million due to the effect on our Euro-denominated crew manning expenses from the strengthening of the Euro against the U.S. Dollar during 2011 compared to 2010 (a portion of our vessel operating expenses are denominated in Euros, which is primarily due to the nationality of our crew);

partially offset by

•	a decrease of $2.3 million due to the sale of the Dania Spirit on November 5, 2010; and

•	a decrease of $1.0 million due to lower insurance rates upon renewal in 2011.

Depreciation and Amortization. Depreciation and amortization increased during 2011 compared to 2010, primarily as a result of:

•	an increase of $1.5 million due to the deliveries of the Norgas Unikum, Norgas Camilla and Norgas Vision on June 15, 2011, September 15, 2011 and October 17, 2011; and

•	an increase of $1.2 million as a result of amortization of dry-dock expenditures incurred during 2011;

partially offset by

•	a decrease of $0.9 million due to the sale of the Dania Spirit on November 5, 2010.

Gain on sale of vessel. The $4.3 million gain on sale of vessel in 2010 relates to the sale of the Dania Spirit on November 5, 2010 for proceeds of $21.5 million.

Conventional Tanker Segment

As at December 31, 2011, our fleet included ten Suezmax-class double-hulled conventional crude oil tankers and one Handymax product tanker. All of our conventional tankers operate under long-term, fixed-rate time-charters.

The following table compares our conventional tanker segment’s operating results for the years ended December 31, 2011 and 2010, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2011 and 2010 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2011	2010

Voyage revenues	110,567	109,192	1.3
Voyage expenses	1,474	2,013	(26.8)

Net voyage revenues	109,093	107,179	1.8
Vessel operating expenses	41,273	38,081	8.4
Depreciation and amortization	29,030	28,393	2.2
General and administrative (1)	10,735	11,008	(2.5)
Restructuring charge	—	175	(100.0)

Income from vessel operations	28,055	29,522	(4.9)

Operating Data:
Revenue Days (A)	3,941	3,864	2.0
Calendar-Ship-Days (B)	4,015	4,015	—
Utilization (A)/(B)	98.2%	96.2%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Net Voyage Revenues. Net voyage revenues increased during 2011 compared to 2010, primarily as a result of:

•	an increase of $3.8 million due to the Tenerife Spirit, Algeciras Spirit and Toledo Spirit being off-hire for 73, 63 and 15 days, respectively, during 2010 for scheduled dry dockings;

•

an increase of $2.2 million due to adjustments to the daily charter rates based on inflation and an increase in interest rates in accordance with the time-charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding increases in our lease payments, which are reflected as increases to interest expense; therefore, these and future similar interest rate adjustments did not and will not affect our cash flow or net income); and

•

increases of $1.0 million relating to crew manning adjustments in the charter-hire rates in order to recognize the foreign exchange impact on Australian-denominated crew manning expenses which flow through to the charterer; the crew manning adjustments increased due to the strengthening of the Australian Dollar against the U.S Dollar during 2011 compared to the prior year;

partially offset by

•

a decrease of $1.8 million as only a nominal amount of additional revenue was earned by the Toledo Spirit in 2011 compared to 2010, relating to the agreement between us and Teekay Corporation for the Toledo Spirit time-charter contract (however, we had a corresponding decrease in our realized loss on derivatives; therefore this increase and future increases or decreases related to this agreement did not and will not affect our cash flow or net income);

•	a decrease of $1.7 million due to the Huelva Spirit being off-hire for 72 days in the second quarter of 2011 for a scheduled dry dock; and

•

a decrease of $1.6 million as only a nominal amount of additional revenue was earned on the four Suezmax tankers, the Teide Spirit, Algeciras Spirit, Huelva Spirit and Tenerife Spirit in 2011 as market rates did not exceed the specified amounts under our time charter, as they did in 2010 (the time charter for the four Suezmax vessels contain a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts).

Vessel Operating Expenses. Vessel operating expenses increased during 2011 compared to 2010, primarily as a result of:

•	an increase of $1.9 million due to the scope and extent of service and maintenance activities performed and an increase in manning costs for certain of our conventional tankers;

•

an increase of $1.0 million due to the effect on our Australian-denominated crew manning expenses from the strengthening of the Australian Dollar against the U.S Dollar during 2011 compared to the prior year (however, we had a corresponding increase in our net revenue as the foreign exchange impact on crew manning expenses flow through to the charterer); and

•

an increase of $0.8 million due to the effect on our Euro-denominated crew manning expenses from the strengthening of the Euro against the U.S. Dollar during 2011 compared to the prior year (a portion of our vessel operating expenses are denominated in Euros, which is primarily due to the nationality of our crew);

partially offset by

•	a decrease of $0.4 million due to lower insurance rates upon renewal in 2011.

Depreciation and Amortization. Depreciation and amortization increased during 2011 compared to 2010, as a result of a full year of amortization of dry-dock expenditures incurred in the fourth quarter of 2010 and a partial year of amortization of dry-dock expenditures incurred in the second quarter of 2011.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 4% to $24.1 million for 2011, from $23.2 million for 2010, primarily as a result of:

•

an increase of $0.9 million relating to the one-time management fee charged to us by Teekay Corporation associated with the portion of stock-based compensation grants to Teekay Corporation’s former Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011;

•	an increase of $0.8 million related to a greater amount of corporate services provided to us by Teekay Corporation to support our growth;

•	an increase of $0.7 million related to a charge for depreciation of office wide systems allocated by Teekay Corporation, commencing in 2011; and

•	an increase of $0.6 due to more consulting fees incurred by us related to higher levels of business development activity in 2011;

partially offset by

•	a decrease of $2.0 million relating to a 2010 payment to Teekay Corporation for its support in successfully acquiring interests in the Excalibur and Excelsior Joint Ventures.

Interest Expense. Interest expense increased to $49.9 million for 2011, from $49.0 million for 2010. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. This increase was primarily the result of:

•	an increase of $2.8 million due to increased EURIBOR rates relating to Euro-denominated debt;

•

an increase of $1.2 million due to an interest rate adjustment on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time-charter contracts for these vessels, we have a corresponding increase in charter receipts, which are reflected as an increase to voyage revenues); and

•	an increase of $0.8 million due to a draw on our Skaugen debt facilities upon delivery of vessels during the third and fourth quarters of 2011;

partially offset by

•	a decrease of $2.1 million due to principal debt repayments made during 2011 and decreases of the LIBOR rates relating to our variable-rate debt; and

•

a decrease of $1.8 million from the scheduled capital lease repayments on the LNG carrier Madrid Spirit (the Madrid Spirit was financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash). During the fourth quarter of 2011, the Madrid Spirit lease expired and the purchase obligation was fully funded with restricted cash deposits.

Interest Income. Interest income decreased to $6.7 million in 2011, from $7.2 million for 2010. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. This decrease was primarily the result of scheduled capital lease repayments on one of our LNG carriers, the Madrid Spirit, which was funded from restricted cash.

Realized and Unrealized Loss on Derivative Instruments. Net realized and unrealized losses on derivative instruments decreased to a loss of ($63.0) million for 2011, from a loss of ($78.7) million for 2010 as set forth in the table below.

	Year Ended December 31, 2011			Year Ended December 31, 2010
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total

Interest rate swap agreements	(62,660)	(9,677)	(72,337)	(42,495)	(34,906)	(77,401)
Toledo Spirit time-charter derivative	(93)	9,400	9,307	(1,919)	600	(1,319)

	(62,753)	(277)	(63,030)	(44,414)	(34,306)	(78,720)

During 2011 and 2010, we had interest rate swap agreements with an aggregate average net outstanding notional amount of approximately $0.9 billion and average fixed rates of 4.6% and 4.9%, respectively. The increase in realized losses from 2010 to 2011 relating to our interest rate swaps was primarily due to the settlement of our interest rate swaps relating to the debt on the Madrid Spirit for $22.6 million, partially offset by higher short-term variable benchmark interest rates in 2011 compared to 2010.

Long-term benchmark interest rates declined in 2011 and 2010, causing us to incur unrealized losses of $9.7 million and $34.9 million, respectively, for our interest rate swap agreements. Please see Item 5 – Operating and Financial Review and Prospects: Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized (losses) gains on derivative instruments.

Spot rates in the tanker market declined in 2011 which resulted in an increase in an unrealized gain of $8.8 million relating to our Toledo Spirit time charter derivative. The Toledo Spirit time charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate (see Item 18 – Financial Statements: Note 13 – Derivative Instruments).

Foreign Currency Exchange Gains. Foreign currency exchange gains were $10.3 million and $27.5 million for 2011 and 2010, respectively. These foreign currency exchange gains, substantially all of which were unrealized, are due primarily to the relevant period-end revaluation of our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes. Gains reflect a strengthening U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation.

Equity Income. Equity income was $20.6 million for 2011, compared to $8.0 million for 2010, primarily as a result of:

•	an increase of $9.3 million relating to a full year of equity income from our 50% investments in the Excalibur and Excelsior Joint Ventures that we acquired in November 2010;

•	an increase of $2.9 million due to a decrease in unrealized losses on derivative instruments for 2011 compared to the prior year in our 40% investment in Teekay Nakilat (III) Corporation;

•

an increase of $2.3 million relating to equity income from our 33% investment in the Angola LNG Project that we acquired upon delivery of three of the four Angola LNG Carriers in August, September and October 2011; and

•

an increase of $1.3 million relating to our 40% investment in Teekay Nakilat (III) Corporation primarily due to increased charter-hire rates on the four RasGas 3 LNG Carriers, lower interest expense as a result of debt repayments made during 2011 and lower LIBOR rates during 2011;

partially offset by

•

a decrease of $2.3 million relating to unrealized losses on derivatives within our 33% investment in the Angola LNG Project that we acquired upon delivery of three of the four Angola LNG Carriers in August, September and October 2011; and

•	a decrease of $0.9 million due to expenses incurred during 2011 relating to acquisition costs of our 52% investment in the Teekay LNG-Marubeni Joint Venture.

Year Ended December 31, 2010 versus Year Ended December 31, 2009

Liquefied Gas Segment

As at December 31, 2010, our liquefied gas segment’s operating results included 11 LNG carriers (excluding the four RasGas 3 LNG Carriers and the Excalibur and Excelsior LNG carriers) and three LPG carriers (including the Dania Spirit that was sold on November 5, 2010). Our total calendar-ship-days increased by 9% to 5,051 days in 2010 from 4,637 days in 2009 as a result of the Tangguh Sago, Norgas Pan and Norgas Cathinka deliveries in March, April and November 2009, respectively, partially offset by the sale of the Dania Spirit in November 2010.

The following table compares our liquefied gas segment’s operating results for 2010 and 2009, and compares its net voyage revenues (which is a non-GAAP financial measure) for 2010 and 2009, to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2010	2009

Voyage revenues	264,816	252,854	4.7
Voyage expenses	29	1,018	(97.2)

Net voyage revenues	264,787	251,836	5.1
Vessel operating expenses	46,496	50,919	(8.7)
Depreciation and amortization	60,954	59,088	3.2
General and administrative (1)	12,239	11,033	10.9
Gain on sale of vessel	(4,340)	—	100.0
Restructuring charge	—	1,381	(100.0)

Income from vessel operations	149,438	129,415	15.5

Operating Data:
Revenue Days (A)	5,005	4,491	11.4
Calendar-Ship-Days (B)	5,051	4,637	8.9
Utilization (A)/(B)	99.1%	96.9%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

During 2010, three of our gas carriers, the Arctic Spirit, Dania Spirit and Hispania Spirit were off-hire for approximately 22 days, 22 days and 2 days, respectively, relating to scheduled dry dockings and in-water surveys, compared to 71 off-hire days in 2009.

Net Voyage Revenues. Net voyage revenues increased during 2010 compared to 2009, primarily as a result of:

•

an increase of $11.0 million due to the commencement of the time-charter for the Tangguh Sago in May 2009 and an increase in the time-charter rate for the Tangguh Hiri relating to the operating element of the time-charter;

•	an increase of $4.1 million due to the commencement of the time-charters for the Norgas Pan and the Norgas Cathinka in April and November 2009, respectively; and

•	an increase of $4.0 million due to the Galacia Spirit and Madrid Spirit not having any off-hire days in 2010, compared to 53 off-hire days in 2009 relating to scheduled dry dockings;

partially offset by

•	a decrease of $2.9 million, due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar during 2010 compared to 2009;

•	a decrease of $1.2 million due to a decrease in the hire rates for the Arctic Spirit and Polar Spirit during 2010 as compared to 2009 as a result of crewing rate adjustments;

•	a decrease of $1.1 million due to the Arctic Spirit being off-hire for 22 days in the first quarter of 2010 for a scheduled dry dock; and

•	a decrease of $0.7 million due to the sale of the Dania Spirit on November 5, 2010.

Vessel Operating Expenses. Vessel operating expenses decreased during 2010 compared to 2009, primarily as a result of:

•

a decrease of $1.7 million due to (a) the charterer, Teekay Corporation, not being able to find employment for the Arctic Spirit for most of 2010 and, as a result, we were able to operate the vessel throughout 2010 with a reduced average number of crew on board and reduce the amount of repair and maintenance activities performed and (b) decreased crew and manning costs upon the change of manning agency services of the Kenai LNG Carriers in October 2009;

•	a decrease of $1.8 million due to our electing to cancel our loss-of-hire insurance in 2009 and self insuring and a reduction in manning levels for certain of our LNG carriers;

•	a decrease of $1.1 million due to the effect on our Euro-denominated expenses from the weakening of the Euro against the U.S. Dollar during 2010 compared to 2009; and

•	a decrease of $0.7 million due to the sale of the Dania Spirit on November 5, 2010;

partially offset by

•

an increase of $0.9 million due to additional crew training expenses and crew manning relating to the delivery of the Tangguh Sago in March 2009 and commencement of its time-charter contract in May 2009.

Depreciation and Amortization. Depreciation and amortization increased during 2010 compared to 2009, primarily as a result of:

•	an increase of $1.9 million relating to depreciation of dry-dock expenditures incurred during the third and fourth quarters of 2009 and the first quarter of 2010; and

•	an increase of $1.1 million from the deliveries of the Norgas Pan and Norgas Cathinka in April and November 2009, respectively;

partially offset by

•

a decrease of $1.1 million from the delivery of the Tangguh Sago in March 2009, prior to the commencement of the external time-charter contract in May 2009 which is accounted for as a direct financing lease.

Gain on sale of vessel. The $4.3 million gain on sale of vessel in 2010 relates to the sale of the Dania Spirit on November 5, 2010 for proceeds of $21.5 million.

Conventional Tanker Segment

As at December 31, 2010, our fleet included ten Suezmax-class double-hulled conventional crude oil tankers and one Handymax product tanker. On March 17, 2010, we purchased from Teekay Corporation the two 2009-built Centrofin Suezmaxes and a 2007-built Handymax product tanker, the Alexander Spirit. These vessels have been included in our results as if they were acquired on May 27, 2009 (Bermuda Spirit), June 24, 2009 (Hamilton Spirit) and September 3, 2009 (Alexander Spirit). As a result of these acquisitions, our total conventional tanker segment calendar ship days increased by 16% to 4,015 days for 2010 from 3,448 days for 2009. All of our conventional tankers operate under long-term, fixed-rate time-charters.

The following table compares our conventional tanker segment’s operating results for 2010 and 2009, and compares its net voyage revenues (which is a non-GAAP financial measure) for 2010 and 2009, to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2010	2009

Voyage revenues	109,192	90,194	21.1
Voyage expenses	2,013	1,016	98.1

Net voyage revenues	107,179	89,178	20.2
Vessel operating expenses	38,081	31,455	21.1
Depreciation and amortization	28,393	23,598	20.3
General and administrative (1)	11,008	8,731	26.1
Restructuring charge	175	1,869	(90.6)

Income from vessel operations	29,522	23,525	25.5

Operating Data:
Revenue Days (A)	3,864	3,426	12.8
Calendar-Ship-Days (B)	4,015	3,448	16.4
Utilization (A)/(B)	96.2%	99.4%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Net Voyage Revenues. Net voyage revenues increased during 2010 compared to 2009, primarily as a result of:

•	an increase of $10.2 million due to the commencement of the time-charters for the two Centrofin Suezmaxes in May and June 2009;

•	an increase of $9.2 million due to the acquisition of the Alexander Spirit in September 2009 by Teekay Corporation;

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

partially offset by

•	a decrease of $3.8 million due to the Tenerife Spirit, Algeciras Spirit and Toledo Spirit being off-hire for 73, 63 and 15 days, respectively, during 2010 for scheduled dry dockings.

Vessel Operating Expenses. Vessel operating expenses increased during 2010 compared to 2009, primarily as a result of:

•	an increase of $7.2 million for 2010 from the delivery of the two Centrofin Suezmaxes in May and June 2009 and the acquisition of the Alexander Spirit by Teekay Corporation in September 2009;

partially offset by

•	a decrease of $0.6 million due to the change in nationality of some of the seafarers on certain of our vessels during 2010 and 2009 as part of our restructuring plan.

Depreciation and Amortization. Depreciation and amortization increased during 2010 compared to 2009, primarily as a result of the delivery of the two Centrofin Suezmaxes in May and June 2009 and the acquisition of the Alexander Spirit by Teekay Corporation in September 2009.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 18% to $23.2 million for 2010 from $19.8 million for 2009, primarily as a result of:

•	an increase of $2.0 million paid to Teekay Corporation for its support of the successful purchase of the Excalibur and Excelsior Joint Ventures on November 4, 2010; and

•	an increase of $0.8 million attributable to the operations of the Centrofin Suezmaxes and the Alexander Spirit for a full year, which vessels were acquired from Teekay Corporation in early 2010;

partially offset by

•	a decrease of $0.5 million due to lower expenses incurred in our Spain office as a result of our 2009 restructuring plan.

Restructuring Charge. During 2009, we restructured certain ship management functions from our office in Spain to a subsidiary of Teekay Corporation and changed the nationality of certain seafarer positions. During 2009, we incurred $3.3 million in connection with these restructuring plans compared to a nominal amount for 2010.

Interest Expense. Interest expense decreased 19% to $49.0 million for 2010, from $60.5 million for 2009, primarily as a result of:

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

•	a decrease of $4.3 million due to principal debt repayments made during 2010 and the third and fourth quarters of 2009 and a decrease of the LIBOR rates relating to our variable-rate debts; and

•	a decrease of $1.2 million due to the effect on our Euro-denominated debt from the weakening of the Euro against the U.S. Dollar during 2010 compared to 2009;

partially offset by

•	an increase of $0.4 million relating to the interest expense attributable to a full year of operations of the Centrofin Suezmaxes and the Alexander Spirit compared to a partial year during 2009;

•	an increase of $1.1 million relating to higher amortization of deferred debt issuance costs; and

•	an increase of $0.5 million relating to one of our debt facilities which became available in October 2009.

Interest Income. Interest income decreased 48% to $7.2 million for 2010, from $13.9 million in 2009, primarily as a result of:

•	a decrease of $4.8 million due to scheduled capital lease repayments during 2009 on one of our LNG carriers which was funded from restricted cash; and

•	a decrease of $1.5 million due to decreases in LIBOR rates relating to the restricted cash in Teekay Nakilat that is used to fund capital lease payments for the RasGas II LNG Carriers.

Realized and Unrealized Loss on Derivative Instruments. Net realized and unrealized losses on derivative instruments increased 92% to ($78.7) million in 2010, from a loss of ($41.0) million for 2009 as set forth in the table below.

	Year Ended December 31, 2010			Year Ended December 31, 2009
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total

Interest rate swap agreements	(42,495)	(34,906)	(77,401)	(36,222)	(11,143)	(47,365)
Toledo Spirit time-charter derivative	(1,919)	600	(1,319)	(940)	7,355	6,415

	(44,414)	(34,306)	(78,720)	(37,162)	(3,788)	(40,950)

During 2010 and 2009, we had interest rate swap agreements with an aggregate average net outstanding notional amount of approximately $0.9 billion and $1.0 billion, respectively, and an average fixed rate of 4.9%. Short-term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $42.5 million and $36.2 million, respectively, during 2010 and 2009 for our interest rate swap agreements. The increase in realized losses from 2009 to 2010 was due to lower short-term variable benchmark interest rates in 2010 compared to 2009.

Long-term benchmark interest rates declined in 2010, causing us to incur unrealized losses of $34.9 million in 2010. Benchmark interest rates increased in 2009. The increase in rates in 2009 resulted in $124.1 million of unrealized gains from our interest rates swaps associated with our long-term debt and capital lease obligations, which were more than offset by $135.2 million of unrealized losses from our interest rate swaps associated with our restricted cash deposits.

Foreign Currency Exchange Gains (Losses). Foreign currency exchange gains (losses) were $27.5 million and ($10.8) million for 2010 and 2009, respectively. These foreign currency exchange gains and losses, substantially all of which were unrealized, are due primarily to the relevant period-end revaluation of our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes. Gains reflect a strengthening U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation.

Equity Income. Equity income was $8.0 million for 2010, compared to $27.6 million for 2009. This change is primarily due to the RasGas 3 Joint Venture’s unrealized losses on derivatives for 2010 as compared to unrealized gains for 2009, and an increase in equity income relating to the Excelsior and Excalibur Joint Ventures which were acquired in November 2010. The unrealized (loss) gain on interest rate swaps included in equity income for 2010 and 2009 was ($6.5) million and $10.9 million, respectively.

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, with original terms typically between 10 to 25 years. The operating cash flow our vessels generate each quarter, excluding a reserve for maintenance capital expenditures and debt repayments, are generally paid out to our unitholders within approximately 45 days after the end of each quarter. Our primary short-term liquidity needs are to pay these quarterly distributions on our outstanding units, payment of operating expenses, dry-docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations.

Our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry-docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. Our primary sources of funds for our long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, our ability to continue to expand the size of our fleet is dependent upon our ability to obtain long-term bank borrowings and other debt, as well as raising equity.

Our revolving credit facilities and term loans are described in Item 18 – Financial Statements: Note 10 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels, that restrict the ship-owning subsidiaries from; incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into a new line of business. Certain of our revolving credit facilities and term loans require us to maintain financial covenants. If we do not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having a significant impact our short-term liquidity requirements. As at December 31, 2011, we and our affiliates were in compliance with all covenants relating to our credit facilities and term loans.

As at December 31, 2011, our cash and cash equivalents were $93.6 million, compared to $81.1 million at December 31, 2010. Our total liquidity which consists of cash, cash equivalents and undrawn medium-term credit facilities, was $538.7 million as at December 31, 2011, compared to $459.7 million as at December 31, 2010. The increase in total liquidity is primarily due to receipt of proceeds from our public equity offerings in April and November 2011; partially offset due to funds used to partially finance the acquisition from Teekay Corporation of its 100% ownership interest in the two Skaugen Multigas Subsidiaries in June and November 2011, its 33% ownership interest in three of the Angola LNG Carriers in August, September and October 2011, the acquisition of an LPG carrier from Skaugen, repayments of long-term debt and repayments to affiliates and dry-docking expenditures.

As of December 31, 2011, we had a working capital deficit of $107.3 million. The working capital deficit includes a $39.0 million lease obligation for one Suezmax tanker that we are obligated to purchase upon the termination of the lease agreement, which may occur in 2012. While this is unlikely to occur in 2012, as we do not expect the lessor to exercise its right to terminate the leases, such exercise would require us to satisfy the purchase price either by assuming the existing vessel financing, if the lender consents, or by financing the purchase using existing liquidity or by obtaining new debt or equity financing. We expect to manage the remaining working capital deficit primarily with net operating cash flow generated in 2012 and, to a lesser extent, existing undrawn revolving credit facilities.

As of December 31, 2011, we had an agreement with Marubeni Corporation to acquire, through the Teekay LNG-Marubeni Joint Venture, ownership interests in the six Maersk LNG Carriers from Maersk for an aggregate purchase price of approximately $1.3 billion. The Teekay LNG-Marubeni Joint Venture financed approximately $1.06 billion of the purchase price through secured loan facilities, and the remaining $266 million through equity contributions from the joint venture partners in proportion to their economic interest in the joint venture. We own 52% of the joint venture which holds 100% ownership interests in the six LNG carriers. The transaction closed on February 28, 2012. In addition, we acquired from Teekay Corporation its 33% ownership interest in the final Angola LNG Carrier that delivered on January 12, 2012, for a total equity purchase price of approximately $19 million (net of assumed debt). We financed these purchases from our existing liquidity. Please read Item 18 – Financial Statements: Note 14 – Commitments and Contingencies.

As described under “Item 4 – Information on the Company: C. Regulations – Other Environmental Initiatives,” passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and gas and reduced demand for our services.

Cash Flows. The following table summarizes our cash flow for the periods presented:

(in thousands of U.S. dollars)	Year Ended December 31,
	2011	2010	2009

Net cash flow from operating activities	122,046	174,970	171,384
Net cash flow used for financing activities	7,174	(167,746)	(10,060)
Net cash flow used for investing activities	(116,648)	(34,519)	(170,615)

Operating Cash Flows. Net cash flow from operating activities decreased to $122.0 million in 2011 from $175.0 million in 2010, primarily due to the settlement of our interest rate swaps relating to the debt on the Madrid Spirit upon the refinancing of this debt, increased dry-docking expenditures related to scheduled dry dockings in 2011 and repayment of amounts owing to affiliates relating to operating activities, partially offset by higher operating cash flows related to the deliveries of the Norgas Unikum, Norgas Camilla and Norgas Vision in June September, and October 2011, respectively, and dividends we received during 2011 from our equity investments. Net cash flow from operating activities increased to $175.0 million in 2010 from $171.4 million in 2009, primarily due to the increase in operating cash flows from the Tangguh Sago having commenced its charter in May 2009, the deliveries of the Norgas Pan and Norgas Cathinka in April 2009 and November 2009, respectively, and the acquisitions of the Centrofin Suezmaxes and the Alexander Spirit in 2010. This increase was partially offset by the increased number of off-hire days and dry-docking expenses related to scheduled dry dockings in 2010, compared to 2009, the timing of lease receipts from the Teekay Tangguh Joint Venture’s operating leases and changes in working capital due to the timing of our cash receipts and payments. Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period.

Financing Cash Flows. Our investments in vessels and equipment are financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $600.9 million, $100.9 million and $220.1 million, respectively, for 2011, 2010 and 2009. From time to time we refinance our loans and revolving credit facilities. During 2011, we refinanced the debt relating to the Madrid Spirit upon acquisition of the vessel when its capital lease ended, we also used the proceeds from long-term debt primarily to fund the acquisition of the first three Angola LNG Carriers, the acquisition of the two Skaugen Multigas Carriers and the last Skaugen LPG carrier. During 2010, we used proceeds from long-term debt primarily to fund a portion of the acquisition of the Centrofin Suezmaxes, the Alexander Spirit, and the Excelsior and Excalibur Joint Ventures. During 2009, we used $68.4 million of our proceeds from long-term debt primarily to fund LNG newbuilding construction payments in the Teekay Tangguh Joint Venture. The remainder of the proceeds were used to acquire the Teekay Tangguh Joint Venture and the first two Skaugen LPG carriers.

On November 2, 2011, we completed a public equity offering of approximately 5.5 million common units at a price of $33.40 per unit, for net proceeds of $179.5 million. On April 8, 2011, we completed a public equity offering of approximately 4.3 million common units at a price of $38.88 per unit, for net proceeds of $161.7 million. On July 15, 2010, we completed a direct equity placement of approximately 1.7 million common units at a price of $29.18 per unit, for net proceeds of approximately $50.9 million. On November 20, 2009, we completed a follow-on equity offering of 4.0 million common units at a price of $24.40 per unit, for net proceeds of approximately $93.7 million. On March 30, 2009, we completed a follow-on equity offering of 4.0 million common units at a price of $17.60 per unit, for net proceeds of approximately $68.7 million. All such amounts of proceeds include our general partners’ 2% contribution. Please read item 18 – Financial Statements: Note 16 – Total Capital and Net Income Per Unit.

Cash distributions paid during 2011 increased to $159.4 million from $135.5 million for the prior year. This increase was the result of:

•	an increase in the number of units eligible to receive the cash distribution as a result of the two public equity offerings during 2011; and

•	an increase in our quarterly distribution to $0.63 per unit from $0.60 per unit starting with the February 2011 distribution.

Cash distributions paid during 2010 increased to $135.5 million from $114.5 million for the same period in 2009. This increase was the result of:

•

an increase in the number of units eligible to receive the cash distribution as a result of equity offerings during 2009 and the direct equity placement in 2010 and as a result of common unit issuance as part of the acquisition of the Excalibur and Excelsior Joint Ventures; and

•	an increase in our quarterly distribution to $0.60 per unit from $0.57 per unit starting with the May 2010 distribution.

Subsequent to December 31, 2011, a cash distribution totaling $44.3 million was declared with respect to the fourth quarter of 2011, which was paid in February 2012.

Investing Cash Flows During 2011, we incurred $64.7 million of capital expenditures for vessels and equipment. These expenditures represent construction payments for the two Skaugen Multigas Carrier newbuildings, the vessel addition for the delivery of the Norgas Camilla in September 2011 and capital modifications for certain of our vessels. In addition, during 2011 we used $57.3 million for the purchase of Teekay Corporation’s 33% ownership interest in three of the Angola LNG Carriers. During 2010, we incurred $26.7 million in expenditures for vessels and equipment. These expenditures represent construction payments for the two Skaugen Multigas Carrier newbuildings and capital modifications for certain of our vessels. Also during 2010, we received proceeds of $21.6 million from the sale of the Dania Spirit and used $35.2 million for the purchase of the Excelsior and Excalibur Joint Ventures. During 2009, we incurred $134.9 million in expenditures for vessels and equipment. These expenditures represent construction payments for the two Skaugen Multigas Carrier newbuildings, the vessel additions for the deliveries of the Norgas Pan and Norgas Cathinka, and one of the Tangguh LNG Carriers which delivered in March 2009.

Credit Facilities

Our revolving credit facilities and term loans are described in Item 18 – Financial Statements: Note 10 – Long-Term Debt. Our term loans and revolving credit facilities contain covenants and other restrictions typical of debt financing secured by vessels, including, among others, one or more of the following that restrict the ship-owning subsidiaries from:

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

Certain loan agreements require a) that minimum levels of tangible net worth and aggregate liquidity be maintained, b) that we maintain certain ratios of vessel values as it relates to the relevant outstanding loan principal balance, c) that we provide for a maximum level of leverage and d) one of our subsidiaries to maintain restricted cash deposits. Our ship-owning subsidiaries may not, among other things, pay dividends or distributions if we are in default under its term loans or revolving credit facilities. One of our term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at December 31, 2011, we and our affiliates were in compliance with all covenants relating to our credit facilities and capital leases.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at December 31, 2011:

	Total	2012	2013 and 2014	2015 and 2016	Beyond 2016
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	966.3	71.2	143.9	195.6	555.6
Commitments under capital leases (2)	201.1	58.9	108.2	7.1	26.9
Commitments under capital leases (3)	1,001.1	24.0	48.0	48.0	881.1
Commitments under operating leases (4)	431.4	25.0	50.0	50.0	306.4
Purchase obligations (5)	19.0	19.0	—	—	—

Total U.S. Dollar-denominated obligations	2,618.9	198.1	350.1	300.7	1,770.0

Euro-Denominated Obligations: (6)
Long-term debt (7)	348.9	13.5	30.1	34.6	270.7

Total Euro-denominated obligations	348.9	13.5	30.1	34.6	270.7

Totals	2,967.8	211.6	380.2	335.3	2,040.7

(1)

Excludes expected interest payments of $19.7 million (2012), $34.3 million (2013 and 2014), $26.4 million (2015 and 2016) and $30.8 million (beyond 2016). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at December 31, 2011, plus margins on debt that has been drawn that ranged up to 2.75% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt. One of our term loans require us to have a minimum balance of $3.0 million in a restricted cash account at all times until maturity of the loan.

(2)

Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. The lessor has the option to sell the vessels to us at anytime during the remaining lease term however, they have agreed to delay their option to sell these vessels to us until at least 2013. During 2011, the lessor extended four of the five leases. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. Please read Item 18 – Financial Statements: Note 6 – Leases and Restricted Cash.

(3)

Existing restricted cash deposits of $476.1 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)

We have corresponding leases whereby we are the lessor and expect to receive approximately $390.3 million for these leases from 2012 to 2029. Please read Item 18 – Financial Statements: Note 6 – Leases and Restricted Cash.

(5)

In March 2011, we entered into an agreement to acquire Teekay Corporation’s 33% interest in four Angola LNG Carriers. Three of the four carriers delivered in 2011. The last carrier delivered in January 2012 for an approximate equity purchase price of $19 million (net of assumed debt of approximately $65 million). Subsequent to December 31, 2011, we and Marubeni Corporation acquired, through the Teekay LNG-Marubeni Joint Venture, a 100% interest in six Maersk LNG Carriers for approximately $1.3 billion. We have a 52% interest in the Teekay LNG-Marubeni Joint Venture. Please read Item 18 – Financial Statements: Note 21 – Subsequent Events.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2011.
(7)

Excludes expected interest payments of $9.4 million (2012), $17.7 million (2013 and 2014), $15.9 million (2015 and 2016) and $18.3 million (beyond 2016). Expected interest payments are based on EURIBOR at December 31, 2011, plus margins that ranged up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of December 31, 2011. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt. We maintain restricted cash deposits relating to certain of our Euro-denominated term loans which cash totalled 10.7 million Euros ($13.9 million) as at December 31, 2011.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements. The details of our equity accounted investments are shown in Item 18 – Financial Statements: Note 19 – Equity Method Investments.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 18 – Financial Statements: Note 1 – Basis of Presentation and Significant Accounting Policies.

Vessel Lives and Impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation and impairment charges. We depreciate the original cost, less an estimated residual value, of our vessels on a straight-line basis over each vessel’s estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature.

We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable, which occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life plus its residual value. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter. If the estimated future undiscounted cash flows of an asset exceeds the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset is less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel.

Our business model is to employ our vessels on fixed-rate contracts with major oil companies. These contracts generally have original terms between 10 to 25 years in length. Consequently, while the market value of a vessel may decline below its carrying value, the carrying value of a vessel may still be recoverable based on the future undiscounted cash flows the vessel is expected to obtain from servicing its existing contract.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for conventional tankers, 30 years for LPG Carriers and 35 years for LNG carriers, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time, are based on historical experience. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation.

Certain assumptions relating to our estimates of future cash flows are more predictable by their nature in our historical experience, including estimated revenue under existing contract terms, on-going operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense than for periods before the vessel impairment.

Dry docking Life

Description. We capitalize a portion of the costs we incur during dry docking and for an intermediate survey and amortize those costs on a straight-line basis over the useful life of the dry dock. We expense costs related to routine repairs and maintenance incurred during dry docking that do not improve operating efficiency or extend the useful lives of the assets.

Judgments and Uncertainties. Amortization of capitalized dry-dock expenditures requires us to estimate the period of the next dry docking and useful life of dry-dock expenditures. While we typically dry dock each vessel every five years and have a shipping society classification intermediate survey performed on our LNG and LPG carriers between the second and third year of the five-year dry-docking period, we may dry dock the vessels at an earlier date, with a shorter life resulting in an increase in the amortization.

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next dry-dock date for a vessel, we will adjust our annual amortization of dry-docking expenditures. Amortization expense of capitalized dry-dock expenditures for 2011, 2010 and 2009 were $9.6 million, $7.3 million and $4.5 million. As at December 31, 2011, 2010 and 2009 our capitalized dry-dock expenditures were $19.6 million, $12.7 million and $9.7 million, respectively. A one-year reduction in the estimated useful lives of capitalized dry-dock expenditures would result in an increase in our current annual amortization by approximately $3.5 million.

Goodwill and Intangible Assets

Description. We allocate the cost of acquired companies, including acquisitions of equity accounted investments, to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time-charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill and intangibles. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. We use a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

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

At December 31, 2011, we had one reporting unit with goodwill attributable to it. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled in Part I – Forward-Looking Statements.

Amortization expense of intangible assets for each of the years 2011, 2010 and 2009 was $9.1 million. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets.

Valuation of Derivative Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage interest rate risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings.

Judgments and Uncertainties. A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements. The fair value of our interest rate swap agreements is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both us and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

The fair value of our interest rate swap agreements at the end of each period is most significantly affected by the interest rate implied by the benchmark interest yield curve, including its relative steepness. Interest rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest rate swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest rate also materially impact our interest rate swap agreements.

The fair value of our interest rate swap agreements is also affected by changes in our specific credit risk included in the discount factor. We discount our interest rate swap agreements with reference to the credit default swap spreads of similarly rated global industrial companies and by considering any underlying collateral. The process of determining credit worthiness requires significant judgment in determining which source of credit risk information most closely matches our risk profile.

The benchmark interest rate yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

The fair value of our derivative instrument relating to the agreement between us and Teekay Corporation for the Toledo Spirit time-charter contract is the estimated amount that we would receive or pay to terminate the agreement at the reporting date. This amount is estimated using the present value of our projected future spot market tanker rates, which has been derived from current spot market rates and long-term historical average rates.

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Item 18 – Financial Statements: Note 13 – Derivative Instruments for the effects on the change in fair value of our derivative instruments on our consolidated statements of income.

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

Effect if Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to the deferred tax assets would typically decrease our net income (or increase our loss) in the period such determination was made. As at December 31, 2011, we had a valuation allowance of $89.2 million (2010 – $66.8 million).

Recent Accounting Pronouncements

In January 2011, we adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, we will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. The adoption of this amendment did not have an impact on our consolidated financial statements.

On September 30, 2011, we adopted an amendment to FASB ASC 350, Intangibles – Goodwill and Other, that provides entities with the option of performing a qualitative assessment before performing the first step of the current two-step goodwill impairment test. If entities determine, on the basis of qualitative factors, it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, then performing the two-step impairment test is not required. However, if an entity concludes otherwise, the existing two-step goodwill impairment test is performed. ASU 2011-08 also provides entities with the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the first step of the two-step impairment test. The adoption of this amendment did not have an impact on our consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

In May 2011, the FASB issued amendments to FASB ASC 820, Fair Value Measurement, which clarify or change the application of existing fair value measurements, including: that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. These amendments were effective for us on January 1, 2012. We are currently assessing the potential impact, if any, of these amendments on our consolidated financial statements.

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

The Chief Executive Officer and Chief Financial Officer of our General Partner, Peter Evensen, allocates his time between managing our business and affairs and the business and affairs of Teekay Corporation and its subsidiaries Teekay Offshore (NYSE: TOO) and Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Mr. Evensen is the President and Chief Executive Officer of Teekay Corporation. He also holds the roles of Chief Executive Officer and Chief Financial Officer of Teekay Offshore’s general partner, Teekay Offshore GP L.L.C. The amount of time Mr. Evensen allocates between our business and the businesses of Teekay Corporation and Teekay Offshore varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. We believe Mr. Evensen devotes sufficient time to our business and affairs as is necessary for their proper conduct.

Officers of Teekay LNG Projects Ltd., a subsidiary of Teekay Corporation, allocate their time between providing strategic consulting and advisory services to certain of our operating subsidiaries and pursuing LNG and LPG project opportunities for Teekay Corporation, which projects, if awarded to Teekay Corporation, are offered to us pursuant to the non-competition provisions of the omnibus agreement. This agreement has previously been filed with the SEC. Please see Item 19 – Exhibits.

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

Directors, Executive Officers and Key Employees

The following table provides information about the directors and executive officers of our General Partner and a key employee of our operating subsidiary Teekay Shipping Spain SL Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. The business address of our key employee of Teekay Shipping Spain SL. is Musgo Street 5 – 28023, Madrid, Spain. Ages of the individuals are as of March 1, 2012.

Name	Age	Position

C. Sean Day	62	Chairman
Peter Evensen	53	Chief Executive Officer, Chief Financial Officer and Director
Robert E. Boyd	73	Director (1) (2)
Kenneth Hvid	43	Director
Ida Jane Hinkley	61	Director (1)
Ihab J.M. Massoud	44	Director (2)
George Watson	64	Director (1) (2)
Michael Balaski	55	Vice President (3)
Andres Luna	55	Managing Director, Teekay Shipping Spain SL

(1)	Member of Audit Committee and Conflicts Committee.
(2)	Member of Corporate Governance Committee.
(3)	Effective December 6, 2011.

Certain biographical information about each of these individuals is set forth below:

C. Sean Day has served as Chairman of Teekay GP L.L.C. since it was formed in November 2004. Mr. Day has also served as Chairman of the Board for Teekay Corporation since September 1999, Teekay Offshore GP L.L.C. since it was formed in August 2006, and Teekay Tankers Ltd. since it was formed in October 2007. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Kirby Corporation and Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Teekay Corporation’s largest shareholder, to oversee its investments, including that in the Teekay group of companies.

Peter Evensen has served as Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since it was formed in November 2004 and as a Director since January 2005. He has also served as Chief Executive Officer, Chief Financial Officer, a Director of Teekay Offshore GP L.L.C., formed in August 2006 and as a Director of Teekay Tankers Ltd., formed in October 2007. Effective April 1, 2011, he assumed the position of President and Chief Executive Officer of Teekay Corporation and also became a Director of Teekay Corporation. Mr. Evensen joined Teekay Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President and Chief Strategy Officer of Teekay Corporation in February 2004. Mr. Evensen has over 20 years experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc., and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

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

Kenneth Hvid became a director of Teekay GP L.L.C. on April 1, 2011. He joined Teekay Corporation in October 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During this time, Mr. Hvid was involved in leading Teekay Corporation through its entry and growth in the LNG business. He held this position until the beginning of 2006, when he was appointed President of the Teekay Shuttle and Offshore division of Teekay Corporation. In this role, he is responsible for Teekay Corporation’s global shuttle tanker business as well as initiatives in the floating storage and offtake business and related offshore activities. Mr. Hvid has 18 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. Mr. Hvid was appointed to Chief Strategy Officer and Executive Vice President of Teekay Corporation effective April 1, 2011.

Ida Jane Hinkley has served as a Director of Teekay GP L.L.C. since January 2005. From 1998 to 2001, she served as Managing Director of Navion Shipping AS, a shipping company at that time affiliated with the Norwegian state-owned oil company Statoil ASA (and subsequently acquired by Teekay Corporation in 2003). From 1980 to 1997, Ms. Hinkley was employed by the Gotaas-Larsen Shipping Corporation, an international provider of marine transportation services for crude oil and gas (including LNG), serving as its Chief Financial Officer from 1988 to 1992 and its Managing Director from 1993 to 1997. She currently serves as a non-executive director on the Board of Premier Oil plc, a London Stock Exchange listed oil exploration and production company. From 2007 to 2008 she served as a non-executive director on the Board of Revus Energy ASA, a Norwegian listed oil company.

I. Joseph Massoud has served as a Director of Teekay GP L.L.C. since January 2005. Mr. Massoud is also Managing Member of Compass Group Management L.L.C., a position he has held since 1998. Since 2006, he has also served as Chief Executive Officer of Compass Diversified Holdings (CODI), a NYSE-listed company based in Westport, Connecticut. Mr. Massoud is currently on leave of absense from this position. Prior to 1998, Mr. Massoud was employed by Petroleum Heat and Power, Inc., Colony Capital, Inc., and McKinsey & Company.

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

Michael Balaski has served as Vice President of Teekay Offshore GP L.L.C. since December 6, 2011. He was also appointed Vice President of Teekay GP L.L.C on December 6, 2011. In 2011, he retired as a partner in the Tax Services Group of PricewaterhouseCoopers LLP (“PwC”) in Vancouver, where he was a member of the International Tax Group specializing in the transportation industry, in particular, the international shipping sector. Mr. Balaski was a partner of PwC Canada for over ten years. During his time as a partner, Michael worked closely with Teekay, spending much of his working time at the Teekay office.

Andres Luna has served as the Managing Director of Teekay Shipping Spain SL since April 2004. Mr. Luna joined Alta Shipping, S.A., a former affiliate company of Naviera F. Tapias S.A., in September 1992 and served as its General Manager until he was appointed Commercial General Manager of Naviera F. Tapias S.A. in December 1999. He also served as Chief Executive Officer of Naviera F. Tapias S.A. from July 2000 until its acquisition by Teekay Corporation in April 2004, when it was renamed Teekay Shipping Spain S.L. (or Teekay Spain). Mr. Luna’s responsibilities with Teekay Spain have included business development, newbuilding contracting, project management, development of its LNG business and the renewal of its tanker fleet. He has been in the shipping business since his graduation as a naval architect from Madrid University in 1981.

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for managing us. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. During 2011, these expenses were comprised of a portion of compensation earned by the Chief Executive Officer and Chief Financial Officer of our General Partner, directors’ fees and travel expenses, as discussed below. Please read Item 18 – Financial Statements: Note 12(b) – Related Party Transactions.

Annual Executive Compensation

Because the Chief Executive Officer and Chief Financial Officer of our General Partner, Peter Evensen, is an employee of Teekay Corporation, his compensation (other than any awards under the long-term incentive plan described below) is set and paid by Teekay Corporation, and we reimburse Teekay Corporation for time he spends on partnership matters. Please read Item 7 – Major Unitholders and Related Party Transactions.

The aggregate amount of (a) reimbursements we made to Teekay Corporation for time our Chief Executive Officer and Chief Financial Officer spent on our partnership matters and (b) compensation earned by the one key employee of Teekay Spain listed above (collectively, the Officers) for 2011 was $0.8 million. This amount includes base salary ($0.5 million), annual bonus ($0.2 million) and pension and other benefits ($0.1 million). These amounts were paid primarily in Canadian Dollars or in Euros, but are reported here in U.S. Dollars using an exchange rate of 1.0213 Canadian Dollars for each U.S. Dollar and 0.7715 Euro for each U.S. Dollar, the exchange rates on December 31, 2011. Teekay Corporation’s annual bonus plan, in which each of the Officers participates, considers both company performance, through comparison to established targets, and individual performance.

Compensation of Directors

Officers of our General Partner or Teekay Corporation who also serve as directors of our General Partner do not receive additional compensation for their service as directors. Effective January 1, 2011, each non-employee director received compensation for attending meetings of the Board of Directors, as well as committee meetings. Non-employee directors receive a director fee of $50,000 for the year and common units with a value of approximately $50,000 for the year. The Chairman of the Board of Directors receives an annual fee of $87,500 and common units with a value of approximately $87,500 for the year. Members of the Audit Committee and the Conflicts Committees each receive a committee fee of $5,000 for the year and the chairs of the Audit Committee and Conflicts Committee receive a fee of $10,000. The Corporate Governance Committee chairman receives a fee of $5,000 for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2011, the five non-employee directors received, in the aggregate, $332,500 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. In March 2011, our general partner’s Board of Directors granted to the five non-employee directors an aggregate of 7,285 common units.

2005 Long-Term Incentive Plan

Our General Partner adopted the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan for employees and directors of and consultants to our General Partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. Other than the previously mentioned common units awarded to our General Partner’s directors, we did not make any awards in 2011 under the 2005 long-term incentive plan.

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

The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under “Other Information – Partnership Governance” in the Investor Centre of our web site at www.teekaylng.com. During 2011, the Board held seven meetings. Each director attended all Board meetings and each committee member attended all applicable committee meetings.

Audit Committee. The Audit Committee of our General Partner is composed of three or more directors, each of whom must meet the independence standards of the New York Stock Exchange (or NYSE) and the SEC. This committee is currently comprised of directors Robert E. Boyd (Chair), Ida Jane Hinkley and George Watson. All members of the committee are financially literate and the Board has determined that Mr. Boyd qualifies as an audit committee financial expert.

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

Crewing and Staff

As of December 31, 2011, approximately 1,320 seagoing staff served on our vessels and approximately 16 staff served on shore in technical, commercial and administrative roles in various countries. Certain subsidiaries of Teekay Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries, and Teekay Corporation subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please read Item 7 – Major Unitholders and Related Party Transactions.

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

Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 1, 2012, of our units by all directors and officers of our General Partner and key employees of Teekay Spain as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any units that the person has the right to acquire as of April 30, 2012 (60 days after March 1, 2012) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned (3)

All directors and officers as a group (9 persons) (1) (2)	159,888	0.25%

(1)	Excludes units owned by Teekay Corporation, which controls us and on the board of which serve the directors of our General Partner, C. Sean Day and Peter Evensen. Peter Evensen is the Chief Executive Officer of Teekay Corporation, the Chief Executive Officer and Chief Financial Officer of Teekay Offshore GP L.L.C., and a director of Teekay GP L.L.C., Teekay Offshore GP L.L.C. and Teekay Tankers Ltd. Kenneth Hvid is a director of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. Mr. Hvid is also Chief Strategy Officer and Executive Vice President of Teekay Corporation. Please read Item 7 – Major Unitholders and Related Party Transactions for more detail.
(2)	Each director, executive officer and key employee beneficially owns less than one percent of the outstanding common units. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power.
(3)	Excludes the 2% general partner interest held by our General Partner, a wholly owned subsidiary of Teekay Corporation.

Item 7.	Major Unitholders and Related Party Transactions

Major Unitholders

The following table sets forth information regarding beneficial ownership, as of March 1, 2012, of our common units by each person we know to beneficially own more than 5% of the outstanding common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of April 30, 2012 (60 days after March 1, 2012) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned (1)

Teekay Corporation (1)	25,208,274	38.9%

(1)	Excludes the 2% general partner interest held by our General Partner, a wholly owned subsidiary of Teekay Corporation.

Teekay Corporation has the same voting rights with respect to common units it owns as our other unitholders. We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.

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

In addition, under the omnibus agreement we have agreed not to own, operate or charter crude oil tankers or the following “offshore vessels” – dynamically positioned shuttle tankers, floating storage and off-take units or floating production, storage and off-loading units, in each case that are subject to contracts with a remaining duration of at least three years, excluding extension options. This restriction does not apply to any of the conventional tankers in our current fleet, and the ownership, operation or chartering of any oil tankers that replace any of those oil tankers in connection with certain events. In addition, the restriction does not prevent us from, among other things:

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

Rights of First Offer on Suezmax Tankers, LNG Carriers and Offshore Vessels. Under the omnibus agreement, we have granted to Teekay Corporation and Teekay Offshore a 30-day right of first offer on any proposed (a) sale, transfer or other disposition of any of our conventional tankers, in the case of Teekay Corporation, or certain offshore vessels in the case of Teekay Offshore, or (b) re-chartering of any of our conventional tankers or offshore vessels pursuant to a time-charter or contract of affreightment with a term of at least three years if the existing charter expires or is terminated early. Likewise, each of Teekay Corporation and Teekay Offshore has granted a similar right of first offer to us for any LNG carriers it might own. These rights of first offer do not apply to certain transactions.

b)	C. Sean Day is the Chairman of our General Partner, Teekay GP L.L.C. He also is the Chairman of Teekay Corporation, Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore Partners L.P., a publicly held partnership controlled by Teekay Corporation) and Teekay Tankers Ltd., a publicly held corporation controlled by Teekay Corporation.

Bjorn Moller was the Vice Chairman of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. until April 1, 2011. He also was the President and Chief Executive Officer of Teekay Corporation as well as the Chief Executive Officer of Teekay Tankers Ltd. until April 1, 2011. He remains a director of Teekay Corporation and Teekay Tankers Ltd.

Peter Evensen is the Chief Executive Officer and Chief Financial Officer and a director of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. On April 1, 2011, Mr. Evensen was appointed President and Chief Executive Officer of Teekay Corporation and became a director of Teekay Corporation. Mr. Evensen is also a director of Teekay Tankers Ltd. and was the Executive Vice President of Teekay Tankers Ltd. until April 1, 2011.

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

c)	On March 17, 2010, we acquired from Teekay Corporation two 2009-built Suezmax tankers, the Bermuda Spirit and the Hamilton Spirit, and a 2007-built Handymax product tanker, the Alexander Spirit, and the associated long-term fixed-rate time-charter contracts for a total cost of $160 million. For more information, please read Item 18 – Financial Statement: Note 12(a) – Related Party Transactions.

d)	The two Kenai LNG Carriers are employed on long-term charter contracts with subsidiaries of Teekay Corporation. In addition, we and certain of our subsidiaries have entered into services agreements with subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries have agreed to provide (a) certain non-strategic administrative services to us, (b) crew training, (c) advisory, technical and administrative services that supplement existing capabilities of the employees of our operating subsidiaries and (d) strategic consulting and advisory services to our operating subsidiaries relating to our business, unless the provision of those services would materially interfere with Teekay Corporation’s operations. These services are to be provided in a commercially reasonably manner and upon the reasonable request of our General Partner or our operating subsidiaries, as applicable. The Teekay Corporation subsidiaries that are parties to the services agreements may provide these services directly or may subcontract for certain of these services with other entities, including other Teekay Corporation subsidiaries. We pay a reasonable, arm’s-length fee for the services that include reimbursement of the reasonable cost of any direct and indirect expenses the Teekay Corporation subsidiaries incur in providing these services. Finally, we reimburse our General Partner for expenses incurred by our General Partner that are necessary for the conduct of our business. Such related party transactions, excluding expenses allocated to us as part of the result of the Dropdown Predecessor, were as follows for the periods indicated:

	Year Ended
	December 31, 2011 $	December 31, 2010 $	December 31, 2009 $
Revenues(1)	35,068	36,512	38,860
Vessel operating expenses(2)	33,135	30,556	27,428
General and administrative(3) (4) (5)	15,468	14,919	11,403

(1)	Commencing in 2008, the two Kenai LNG Carriers were time-chartered to Teekay Corporation at a fixed-rate for a period of ten years, (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).
(2)	Teekay Corporation’s crew salaries and training.
(3)	Teekay Corporation’s administrative, advisory, technical and strategic management fees.
(4)	Includes $1.0 million, $0.8 million and $0.8 million of reimbursed costs incurred by the General Partner during 2011, 2010 and 2009, respectively.

(5)	Amounts are net of $1.0 million, $1.0 million and $0.7 million for 2011, 2010 and 2009, respectively, which consist of the amortization of $3.0 million paid to us by Teekay Corporation in March 2009 for the right to provide ship management services to certain of our vessels.

e)	As at December 31, 2011 and 2010, crewing and manning costs of $4.1 million and $3.6 million, respectively, were payable to affiliates and were included as part of accounts payable and accrued liabilities in our consolidated balance sheets. In addition, as at December 31, 2011 and 2010, non-interest bearing advances to affiliates totaled $11.9 million and $6.1 million, respectively, and non-interest bearing advances from affiliates totaled $17.4 million and $133.4 million, respectively. These advances are unsecured and have no fixed repayment terms, however, we expect these amounts to be repaid during 2012.

f)	We had entered into an agreement with Teekay Corporation pursuant to which Teekay Corporation provided us with off-hire insurance for certain of our LNG carriers. We did not renew this off-hire insurance with Teekay Corporation, which expired during the second quarter of 2009 and incurred $0.5 million of these costs in 2009. We currently obtain third-party off-hire insurance for certain of our LNG carriers and self-insure the remaining vessels in our fleet.

g)	On August 10, 2009 we purchased 99% of Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture for a purchase price of $69.1 million (net of assumed debt). For more information, please read Item 18 – Financial Statements: Note 12(f) – Related Party Transactions.

h)	Our Suezmax tanker, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract was 15 years as of December 31, 2011, although the charterer has the right to terminate the time-charter in July 2018. We entered into an agreement with Teekay Corporation such that Teekay pays us any amounts payable to the charter party as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us as a result of spot rates being in excess of the fixed rate. During 2011, 2010 and 2009, we incurred $0.1 million, $1.9 million and $0.9 million, respectively, of amounts owing to Teekay Corporation as a result of this agreement.

i)	On July 28, 2008, Skaugen Multigas Subsidiaries signed contracts for the purchase of two technically advanced 12,000-cubic meter newbuilding Multigas vessels from subsidiaries of Skaugen and we agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery.

On June 15, 2011 and October 17, 2011, the two Skaugen Multigas Carriers were delivered and commenced service under 15-year, fixed-rate charters to Skaugen. On delivery, we concurrently acquired Teekay Corporation’s 100% ownership interests in the Skaugen Multigas Subsidiaries for a purchase price of $114.5 million. These transactions were concluded between entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the combined purchase price over the combined book value of the assets of $8.2 million was accounted for as an equity distribution to Teekay Corporation.

j)	In June and November 2009, in conjunction with the acquisition of two LPG carriers from Skaugen (or the Skaugen LPG Carriers), Teekay Corporation novated interest rate swaps, each with a notional amount of $30.0 million, to us for no consideration. During 2010, we agreed to acquire an interest rate swap, with a notional amount of $30.0 million, relating to the third Skaugen LPG Carrier from Teekay Corporation for no consideration and we accounted for this swap during 2010. The actual acquisition of this interest rate swap was concurrent with the delivery of the third Skaugen LPG Carrier on September 15, 2011. These transactions were concluded between related parties and thus the interest rate swaps were recorded at their carrying values which were equal to their fair values. The excess of the liabilities assumed over the consideration paid amounting to $1.5 million and $4.8 million were charged to equity during 2010 and 2009, respectively.

k)	In November 2009, we sold 1% of our interest in the Kenai LNG Carriers to our General Partner for approximately $2.3 million.

l)	During September and October 2011, we sold 1% of our ownership interest in our Skaugen Multigas Subsidiaries and the Skaugen LPG Carriers to our General Partner for approximately $1.8 million.

m)	In December 2007, a consortium in which Teekay Corporation had a 33% ownership interest agreed to charter the four Angola LNG Carriers for a period of 20 years to Angola LNG Supply Services LLC. The consortium entered into agreements to construct the four LNG carriers at a total cost of approximately $906.0 million (of which Teekay Corporation’s 33% portion was $299.0 million), excluding capitalized interest. The vessels are chartered at fixed rates, with inflation adjustments, commencing upon delivery of the vessels. In March 2011, we agreed to acquire Teekay Corporation’s 33% ownership interest in these vessels and related charter contracts upon delivery of each vessel.

During August, September and October 2011, three of the Angola LNG Carriers delivered and commenced their 20-year, fixed-rate charter to Angola LNG Supply Services. Concurrently, we acquired Teekay Corporation’s 33% ownership interest in these three vessels and related charter contracts for a total equity purchase price of $57.3 million (net of assumed debt of $193.8 million). This transaction was concluded between entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets of $46.2 million was accounted for as an equity distribution to Teekay Corporation. Our investments in the Angola LNG Carriers are accounted for using the equity method. The remaining Angola LNG Carrier delivered in January 2012 for an aggregate equity purchase price of approximately $19 million (net of assumed debt of approximately $65 million) subject to adjustment based on actual costs incurred at the time of delivery.

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

Our cash distributions were $0.57 per unit in 2009, then increased to $0.60 per unit effective for the first quarter of 2010 which was maintained throughout 2010 and further increased to $0.63 per unit in the first quarter of 2011.

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

	Quarterly Distribution Target Amount (per unit)	Marginal Percentage Interest In Distributions
		Unitholders	General Partner
Minimum Quarterly Distribution	$0.4125	98%	2%
First Target Distribution	Up to $0.4625	98%	2%
Second Target Distribution	Above $0.4625 up to $0.5375	85%	15%
Third Target Distribution	Above $0.5375 up to $0.65	75%	25%
Thereafter	Above $0.65	50%	50%

Significant Changes

Please read Item 18 – Financial Statements: Note 21 – Subsequent Events.

Item 9.	The Offer and Listing

Our common units are listed on the NYSE under the symbol “TGP”. The following table sets forth the high and low closing prices for our common units on the NYSE for each of the periods indicated.

	Oct. 31,	Oct. 31,	Oct. 31,	Oct. 31,	Oct. 31,
Years Ended	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007
High	$41.30	$38.01	$25.92	$31.69	$39.94
Low	29.75	24.91	13.97	9.96	28.76

	Oct. 31,	Oct. 31,	Oct. 31,	Oct. 31,	Oct. 31,	Oct. 31,	Oct. 31,	Oct. 31,
Quarters Ended	Mar. 31, 2012	Dec. 31, 2011	Sept. 30, 2011	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010
High	$40.33	$36.32	$38.25	$40.50	$41.30	$38.01	$35.23	$30.97
Low	33.83	30.07	29.75	34.16	34.44	31.88	29.13	26.57

	Oct. 31,	Oct. 31,	Oct. 31,	Oct. 31,	Oct. 31,	Oct. 31,	Oct. 31,
Months Ended	Mar. 31, 2012	Feb. 29, 2012	Jan. 31, 2012	Dec. 31, 2011	Nov. 30, 2011	Oct. 31, 2011	Sept. 30, 2011
High	$40.00	$40.33	$37.51	$33.83	$34.60	$36.32	$33.83
Low	38.65	36.79	33.83	32.09	30.92	30.07	31.12

Item 10.	Additional Information

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

Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

(a)	Agreement, dated February 21, 2001, for a U.S. $100,000,000 Revolving Credit Facility between Naviera Teekay Gas S.L., J.P. Morgan plc and various other banks. This facility was refinanced in 2006.

(b)	Agreement dated December 7, 2005, for a U.S. $137,500,000 Revolving Credit Facility between Asian Spirit L.L.C., African Spirit L.L.C., and European Spirit L.L.C., Den Norske Bank ASA and various other banks. This facility bears interest at LIBOR plus a margin of 0.50%. The amount available under the facility reduces by $4.4 million semi-annually, with a bullet reduction of $57.7 million on maturity in April 2015. The credit facility may be used for general partnership purposes and to fund cash distributions. Our obligations under the facility are secured by a first-priority mortgage on three of our Suezmax tankers and a pledge of certain shares of the subsidiaries operating the Suezmax tankers.

(c)	Amended and Restated Omnibus agreement with Teekay Corporation, Teekay Offshore, our General Partner and related parties Please read Item 7 – Major Unitholders and Related Party Transactions for a summary of certain contract terms.

(d)	We and certain of our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide us and our operating subsidiaries with administrative, advisory, technical and strategic consulting services for a reasonable fee that includes reimbursement of the reasonable cost of any direct and indirect expenses they incur in providing these services. Please read Item 7 – Major Unitholders and Related Party Transactions for a summary of certain contract terms.

(e)	Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended. This facility was used to make restricted cash deposits that fully fund payments under a capital lease for one of our LNG carriers, the Catalunya Spirit. Interest payments are based on EURIBOR plus a margin. The term loan matures in 2023 with monthly payments that reduce over time.

(f)	Credit Facility Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Chase Manhattan International Limited, as Agent, dated as of December 21, 2001, as amended. This facility was used to make restricted cash deposits that fully fund payments under a capital lease for one of our LNG carriers, the Madrid Spirit. Interest payments are based on EURIBOR plus a margin. The term loan was terminated in 2011.

(g)	Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan. Please read Item 6 – Directors, Senior Management and Employees for a summary of certain plan terms.

(h)	Agreement dated August 23, 2006, for a U.S. $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks. This facility bears interest at LIBOR plus a margin of 0.55%. The amount available under the facility reduces semi-annually by amounts ranging from $4.3 million to $8.4 million, with a bullet reduction of $188.7 million on maturity in August 2018. The revolver is collateralized by first-priority mortgages granted on two of our LNG carriers. The credit facility may be used for general partnership purposes and to fund cash distributions.

(i)	Agreement dated June 30, 2008, for a U.S. $172,500,000 Secured Revolving Loan Facility between Arctic Spirit L.L.C., Polar Spirit L.L.C and DnB Nor Bank A.S.A. and other banks. This facility bears interest at LIBOR plus a margin of 0.80%. The amount available under the facility reduces by $6.1 million semi-annually, with a balloon reduction of $56.6 million on maturity in June 2018. The revolver is collateralized by first-priority mortgages granted on two of our LNG carriers. The credit facility may be used for general partnership purposes and to fund cash distributions.

(j)	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG I, Ltd., BNP Paribas S.A., and other banks and financial institutions. The Buyers Credit bears interest at LIBOR plus a margin of 0.78% and the Commercial Loan bears interest at LIBOR plus a margin of 1.30%. In addition, a commitment fee will be charged at the rate of 0.25% and 0.45% on undrawn and uncancelled amounts of the Buyer Credit and Commercial Loan, respectively. The amount available under the facilities reduces quarterly by amounts ranging from $1.2 million to $2.5 million. The Commercial Loan is due by one installment on maturity in 2023.

(k)	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG II, Ltd., BNP Paribas S.A., and other banks and financial institutions. The Buyers Credit bears interest at LIBOR plus a margin of 0.78% and the Commercial Loan bears interest at LIBOR plus a margin of 1.30%. In addition, a commitment fee will be charged at the rate of 0.25% and 0.45% on undrawn and uncancelled amounts of the Buyer Credit and Commercial Loan, respectively. The amount available under the facilities reduces quarterly by amounts ranging from $1.2 million to $2.5 million. The Commercial Loan is due by one installment on maturity in 2023.

(l)	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG III, Ltd., BNP Paribas S.A., and other banks and financial institutions. The Buyers Credit bears interest at LIBOR plus a margin of 0.78% and the Commercial Loan bears interest at LIBOR plus a margin of 1.30%. In addition, a commitment fee will be charged at the rate of 0.25% and 0.45% on undrawn and uncancelled amounts of the Buyer Credit and Commercial Loan, respectively. The amount available under the facilities reduces quarterly by amounts ranging from $1.2 million to $2.5 million. The Commercial Loan is due by one installment on maturity in 2023.

(m)	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG IV, Ltd., BNP Paribas S.A., and other banks and financial institutions. The Buyers Credit bears interest at LIBOR plus a margin of 0.78% and the Commercial Loan bears interest at LIBOR plus a margin of 1.30%. In addition, a commitment fee will be charged at the rate of 0.25% and 0.45% on undrawn and uncancelled amounts of the Buyer Credit and Commercial Loan, respectively. The amount available under the facilities reduces quarterly by amounts ranging from $1.2 million to $2.5 million. The Commercial Loan is due by one installment on maturity in 2024.

(n)	Agreement dated October 27, 2009, for a U.S. $122,000,000 million credit facility that is secured by the Skaugen LPG Carriers and the Skaugen Multigas Carriers. Interest payments under the facility are based on three months LIBOR plus 2.75% and require quarterly payments. This loan facility is collateralized by first priority mortgages on the five vessels to which the loans relate to, together with certain other related security and is guaranteed by us. The loans have varying maturities through 2018.

(o)

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

(p)	Agreement dated September 30, 2011, for a EURO €149,933,766 Credit Facility between Naviera Teekay Gas IV S.L.U., ING Bank N.V. and other banks and financial institutions. This facility bears interest at EURIBOR plus a margin of 2.25%. The amount available under the facility reduces monthly by amounts ranging from $0.4 million to $0.7 million, with a bullet reduction of $104.4 million on maturity in 2018. The loan facility is guaranteed by us.

(q)	Agreement dated February 17, 2012, for a US$553,280,000 loan facility between Malt LNG Holdings ApS, DNB Bank ASA, ABN AMRO Bank N.V., Citigroup Global Markets Limited, Development Bank of Japan Inc., and various lenders. The loan bears interest at LIBOR plus a margin of 2.4% for the twelve months after execution and interest at LIBOR plus a margin of 3.0% for the remainder of the facility period. In addition, a commitment fee will be charged at the rate of 30% of the margin on undrawn and uncancelled amounts. The full amount of the loan is due on maturity in 2013.

(r)	Agreement dated February 17, 2012, for a US$510,720,000 loan facility between Malt LNG Holdings ApS, Mizuho Corporate Bank, Ltd., Mizuho Corporate Bank, Ltd., and various lenders. The loan bears interest at LIBOR plus a margin of 0.35% and provides a commitment fee that will be charged at the rate of 0.1% on the undrawn and uncancelled amounts. The full amount of the loan is due on maturity in 2013.

(s)	Agreement dated February 28, 2012; Teekay LNG Operating LLC and Marubeni Corporation entered into an agreement to acquire, through the Teekay LNG-Marubeni Joint Venture, 100% ownership of six LNG carriers from Maersk. Please read Item 18 – Financial Statements: Note 21 – Subsequent Events.

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

United States Tax Consequences. The following discussion of the material U.S. federal income tax considerations that may be relevant to common unitholders who are individual citizens or residents of the United States is based upon provisions of the U.S. Internal Revenue Code of 1986 (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section “we,” “our” or “us” are references to Teekay LNG Partners, L.P.

This discussion is limited to unitholders who hold their units as capital assets for tax purposes. This discussion does not address tax considerations that may be important to a particular unitholder in light of their individual circumstances, or to certain categories of unitholders that may be subject to special tax rules, such as:

•	dealers in securities or currencies,

•	traders in securities that have elected the mark-to-market method of accounting for their securities,

•	persons whose functional currency is not the U.S. dollar,

•	persons holding our units as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction,

•	certain U.S. expatriates,

•	financial institutions,

•	insurance companies,

•	persons subject to the alternative minimum tax,

•	persons that actually or under applicable constructive ownership rules own 10.0 percent or more of our units; and

•	entities that are tax-exempt for U.S. federal income tax purposes

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common units, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you should consult your own tax advisor about the U.S. federal income tax consequences of owning and disposing the common units.

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our common units.

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

Section 7704 of the Code provides that publicly traded partnerships generally will be treated as corporations for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships whose “qualifying income” represents 90.0 percent or more of their gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including liquefied natural gas. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We have received a ruling from the Internal Revenue Service (or IRS) that we requested in connection with our initial public offering that the income we derive from transporting LNG and crude oil pursuant to time charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively.

We estimate that less than 5.0 percent of our current income is not qualifying income and therefore we believe that we will be treated as a partnership for U.S. federal income tax purposes. However, this estimate could change from time to time for various reasons. Because we have not received an IRS ruling or an opinion of counsel that any (1) income we derive from transporting LPG, petrochemical gases and ammonia pursuant to charters that we have entered into or will enter into in the future, (2) income we derive from transporting crude oil, natural gas and products thereof, including LNG, pursuant to bareboat charters or (3) income or gain we recognize from foreign currency transactions, is qualifying income, we are currently treating income from those sources as non-qualifying income. Under some circumstances, such as a significant change in foreign currency rates, the percentage of income or gain from foreign currency transactions in relation to our total gross income could be substantial. We do not expect income or gains from these sources and other income or gains that are not qualifying income to constitute 10.0 percent or more of our gross income for U.S. federal income tax purposes. However, it is possible that the operation of certain of our vessels pursuant to bareboat charters could, in the future, cause our non-qualifying income to constitute 10.0 percent or more of our future gross income if such vessels were held in a pass-through structure. In order to preserve our status as a partnership for U.S. federal income tax purposes, we have received a ruling from the IRS that effectively allows us to conduct our bareboat charter operations, as well as our LPG operations, in a subsidiary corporation.

Status as a Partner

The treatment of unitholders described in this section applies only to unitholders treated as partners in us for U.S. federal income tax purposes. Unitholders who have been properly admitted as limited partners of Teekay LNG Partners L.P. will be treated as partners in us for U.S. federal income tax purposes. In addition, assignees of common units who have executed and delivered transfer applications, and are awaiting admission as limited partners and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners in us for U.S. federal income tax purposes.

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

Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “– Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years.

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

Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder more than 50.0 percent of the value of the stock of which is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess suspended loss above that gain is no longer utilizable.

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

Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” who sells such units may be considered to have disposed of those units. If so, he would no longer be a partner with respect to those units until the termination of the loan and may recognize gain or loss from the disposition. As a result, any of our income, gain, loss, deduction or credit with respect to the units may not be reportable by the unitholder who loaned them and any cash distributions received by such unitholder with respect to those units may be fully taxable as ordinary income.

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

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost. Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit generally will be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than one year generally will be taxed at a maximum rate of 15.0 percent under current law.

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

Constructive Termination. We will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50.0 percent or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, tax legislation applicable to a newly formed partnership.

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

A non-U.S. unitholder may be subject to a 4.0 percent U.S. federal income tax on his share of the U.S. source portion of our gross income attributable to transportation that begins or ends (but not both) in the United States, unless either (a) an exemption applies and he files a U.S. federal income tax return to claim that exemption or (b) that income is effectively connected with the conduct of a trade or business in the United States (or U.S. effectively connected income). For this purpose, transportation income includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo. The U.S. source portion of our transportation income is deemed to be 50.0 percent of the income attributable to voyages that begin or end in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of our transportation income attributable to such voyages is subject to U.S. federal income tax. Although the entire amount of transportation income from voyages that begin and end in the United States would be fully taxable in the United States, we currently do not expect to have any transportation income from voyages that begin and end in the United States; however, there is no assurance that such voyages will not occur.

A non-U.S. unitholder may be entitled to an exemption from the 4.0 percent U.S. federal income tax or a refund of tax withheld on U.S. effectively connected income that constitutes transportation income if any of the following applies: (1) such non-U.S. unitholder qualifies for an exemption from this tax under an income tax treaty between the United States and the country where such non-U.S. unitholder is resident; (2) in the case of an individual non-U.S. unitholder, he qualifies for the exemption from tax under Section 872(b)(1) of the Code as a resident of a country that grants an equivalent exemption from tax to residents of the United States; or (3) in the case of a corporate non-U.S. unitholder, it qualifies for the exemption from tax under Section 883 of the Code (or the Section 883 Exemption) (for the rules relating to qualification for the Section 883 Exemption, please read below under “– Possible Classification as a Corporation – The Section 883 Exemption”).

We may be required to withhold U.S. federal income tax, computed at the highest statutory rate, from cash distributions to non-U.S. unitholders with respect to their shares of our income that is U.S. effectively connected income. Our transportation income generally should not be treated as U.S. effectively connected income unless we have a fixed place of business in the United States and substantially all of such transportation income is attributable to either regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to the fixed place of business in the United States. While we do not expect to have any regularly scheduled transportation or a fixed place of business in the United States, there can be no guarantee that this will not change. Under a ruling of the IRS, a portion of any gain recognized on the sale or other disposition of a unit by a non-U.S. unitholder may be treated as U.S. effectively connected income to the extent we have a fixed place of business in the United States and a sale of our assets would have given rise to U.S. effectively connected income. A non-U.S. unitholder would be required to file a U.S. federal income tax return to report his U.S. effectively connected income (including his share of any such income earned by us) and to pay U.S. federal income tax, or claim a credit or refund for tax withheld on such income. Further, unless an exemption applies, a non-U.S. corporation investing in units may be subject to a branch profits tax, at a 30.0 percent rate or lower rate prescribed by a treaty, with respect to its U.S. effectively connected income.

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

Proposed regulations (or the Section 987 Proposed Regulations) provide that the amount of foreign currency translation gain or loss recognized upon a distribution of money or property from a QBU or upon the sale of common units will reflect the appreciation or depreciation in the functional currency value of certain assets and liabilities of the QBU between the time the unitholder purchased his common units and the time we receive distributions from such QBU or the unitholder sells his common units. Foreign currency translation gain or loss will be treated as ordinary income or loss. A unitholder must adjust the U.S. federal income tax basis in his common units to reflect such income or loss prior to determining any other U.S. federal income tax consequences of such distribution or sale. A unitholder who owns less than a 5.0 percent interest in our capital or profits generally may elect not to have these rules apply by attaching a statement to his tax return for the first taxable year the unitholder intends the election to be effective. Further, for purposes of computing his taxable income and U.S. federal income tax basis in his common units, a unitholder will be required to translate into his own functional currency items of income, gain, loss or deduction of such QBU and his share of such QBU’s liabilities. We intend to provide such information based on generally applicable U.S. exchange rates as is necessary for unitholders to comply with the requirements of the Section 987 Proposed Regulations as part of the U.S. federal income tax information we will furnish unitholders each year. However, a unitholder may be entitled to make an election to apply an alternative exchange rate with respect to the foreign currency translation of certain items. Unitholders who desire to make such an election should consult their own tax advisors.

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

The Tax Matters Partner will make some U.S. federal tax elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items reported in the information returns we file. The Tax Matters Partner may bind a unitholder with less than a 1.0 percent profits interest in us to a settlement with the IRS with respect to these items unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1.0 percent interest in profits or by any group of unitholders having in the aggregate at least a 5.0 percent interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

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

A U.S. person who either contributes more than $100,000 to us (when added to the value of any other property contributed to us by such person or a related person during the previous 12 months), or following a contribution owns, directly, indirectly or by attribution from certain related persons, at least a 10.0 percent interest in us, is required to file IRS Form 8865 with his U.S. federal income tax return for the year of the contribution to report the contribution and provide certain details about himself and certain related persons, us and any persons that own a 10.0 percent or greater direct interest in us. We will provide each unitholder with the necessary information about us and those persons who own a 10.0 percent or greater direct interest in us along with the Schedule K-1 information described previously.

In addition to the foregoing, a U.S. person who directly owns at least a 10.0 percent interest in us may be required to make additional disclosures on IRS Form 8865 in the event such person acquires, disposes or has his interest in us substantially increased or reduced. Further, a U.S. person who directly, indirectly or by attribution from certain related persons, owns at least a 10.0 percent interest in us may be required to make additional disclosures on IRS Form 8865 in the event such person, when considered together with any other U.S. persons who own at least a 10.0 percent interest in us, owns a greater than 50.0 percent interest in us. For these purposes, an “interest” in us generally is defined to include an interest in our capital or profits or an interest in our deductions or losses.

Significant penalties may apply for failing to satisfy IRS Form 8865 filing requirements and thus unitholders are advised to contact their tax advisors to determine the application of these filing requirements under their own circumstances.

Accuracy-related Penalties.

An additional tax equal to 20.0 percent of the amount of any portion of an underpayment of U.S. federal income tax attributable to one or more specified causes, including negligence or disregard of rules or regulations and substantial understatements of income tax, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10.0 percent of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

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

Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50.0 percent derived from sources within the United States (or U.S. Source International Transportation Income). Transportation Income attributable to transportation that both begins and ends in the United States will be considered to be 100.0 percent derived from sources within the United States (or U.S. Source Domestic Transportation Income). Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100.0 percent derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

Based on our current operations and the operations of our subsidiaries, we expect substantially all of our Transportation Income to be from sources outside the United States and not subject to U.S. federal income tax. However, if we or any of our subsidiaries does earn U.S. Source International Transportation Income or U.S. Source Domestic Transportation, our income or our subsidiaries income may be subject to U.S. federal income taxation under one of two alternative tax regimes (the 4.0 percent gross basis tax or the net basis tax, as described below), unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the regulations thereunder (or the Section 883 Regulations), it will not be subject to the 4.0 percent gross basis tax or the net basis tax and branch profits taxes described below on its U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption); it meets one of three ownership tests described in the Section 883 Regulations (or the Ownership Test) and it meets certain substantiation, reporting and other requirements (or the Substantiation Requirements).

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy the Substantiation Requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) would be exempt from U.S. federal income taxation provided we could satisfy the Ownership Test. However, we do not believe that we met the Ownership Test in 2011 and we do not expect to meet the Ownership in all succeeding years. As a result, in the event we were treated as a corporation, we would not qualify for the Section 883 Exemption and our U.S. Source International Transportation Income would not be exempt from U.S. federal income taxation.

The 4.0 Percent Gross Basis Tax. If we were to be treated as a corporation and if the Section 883 Exemption described above and the net basis tax described below does not apply, we would be subject to a 4.0 percent U.S. federal income tax on our U.S. Source International Transportation Income, without benefit of deductions. We estimate that, in this event, we would be subject to less than $200,000 of U.S. federal income tax in 2012 and in each subsequent year (in addition to any U.S. federal income taxes on our subsidiaries, as described below) based on the amount of U.S. Source International Transportation Income we earned for 2011 and our expected U.S. Source International Transportation Income for subsequent years. The amount of such tax for which we would be liable for any year in which we were treated as a corporation for U.S. federal income tax purposes would depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

Net Basis Tax and Branch Profits Tax. We currently do not expect to have a fixed place of business in the United States. Nonetheless, if this were to change or we otherwise were treated as having such a fixed place of business in the United States, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to the fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, if we were classified as a corporation, we do not anticipate that any of our U.S. Source International Transportation Income would be treated as Effectively Connected Income. However, there is no assurance that we would not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income if we were classified as a corporation. Any income that we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35.0 percent), unless the Section 883 Exemption (as discussed above) applied. The 4.0 percent U.S. federal income tax described above is inapplicable to Effectively Connected Income.

Unless the Section 883 Exemption applied, a 30.0 percent branch profits tax imposed under Section 884 of the Code also would apply to our earnings that result from Effectively Connected Income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax and to the 30.0 percent branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not expect to be subject to U.S. federal income tax with respect to the remainder of any gain realized on sale of a vessel because it is expected that any sale of a vessel will be structured so that it is considered to occur outside of the United States and so that it is not attributable to an office or other fixed place of business in the United States.

Consequences of Possible PFIC Classification.

A non-United States entity treated as a corporation for U.S. federal income tax purposes will be a passive foreign investment company (or PFIC) in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either (i) at least 75.0 percent of its gross income is “passive” income or (ii) at least 50.0 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.”

Based upon our current assets and operations, we do not believe that we would be considered to be a PFIC even if we were treated as a corporation. No assurance can be given, however, that the IRS would accept this position or that we would not constitute a PFIC for any future taxable year if we were treated as a corporation and there were to be changes in our assets, income or operations. In addition, the decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States. 565 F.3d 299 (5th Cir. 2009) held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions under the Code. Nevertheless, based on our current assets and operations, we believe that we would not now be nor would have ever been a PFIC even if we were treated as a corporation.

If we were to be treated as a PFIC for any taxable year during which a unitholder owns units, a unitholder generally would be subject to special rules (regardless of whether we continue thereafter to be a PFIC) resulting in increased tax liability with respect to (1) any “excess distribution” (i.e., the portion of any distributions received by a unitholder on our common units in a taxable year in excess of 125.0 percent of the average annual distributions received by the unitholder in the three preceding taxable years or, if shorter, the unitholder’s holding period for the units) and (2) any gain realized upon the sale or other disposition of units. Under these rules:

•	the excess distribution or gain will be allocated ratably over the unitholder’s aggregate holding period for the common units;

•

the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the unitholder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Under current law, dividends received by individual citizens or residents of the United States from domestic corporations and qualified foreign corporations generally are treated as net capital gains and subject to U.S. federal income tax at reduced rates (currently 15.0 percent). However, if we were classified as a PFIC for our taxable year in which we pay a dividend, we would not be considered a qualified foreign corporation, and individuals receiving such dividends would not be eligible for the reduced rate of U.S. federal income tax.

Consequences of Possible Controlled Foreign Corporation Classification. If we were to be treated as a corporation for U.S. federal income tax purposes and if CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10.0 percent or more of the total combined voting power of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50.0 percent of either the total combined voting power of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation (or a CFC).

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

Taxation of Our Subsidiary Corporations

Our subsidiaries Arctic Spirit L.L.C., Polar Spirit L.L.C. and Teekay LNG Holdco L.L.C. are classified as corporations for U.S. federal income tax purposes and are subject to U.S. federal income tax based on the rules applicable to foreign corporations described above under “Possible Classification as a Corporation – Taxation of Operating Income,” including, but not limited to, the 4.0 percent gross basis tax or the net basis tax if the Section 883 Exemption does not apply. We believe that the Section 883 Exemption would apply to our corporate subsidiaries only to the extent that it would apply to us if we were to be treated as a corporation. As such, we believe that the Section 883 Exemption did not apply for 2011 and would not apply in subsequent years and therefore, the 4.0 percent gross basis tax applied to our subsidiary corporations in 2011 and will apply to our subsidiary corporations in subsequent years. In this regard, we estimate that we will be subject to approximately $100,000 or less of U.S. federal income tax in 2012 and in each subsequent year based on the amount of U.S. Source International Transportation Income these subsidiaries earned for 2011 and their expected U.S. Source International Transportation Income for 2012 and subsequent years. The amount of such tax for which they would be liable for any year will depend upon the amount of income they earn from voyages into or out of the United States in such year, which, however, is not within their complete control.

As non-U.S. entities classified as corporations for U.S. federal income tax purposes, our subsidiaries Arctic Spirit L.L.C., Polar Spirit L.L.C. and Teekay LNG Holdco L.L.C. could be considered PFICs. We received a ruling from the IRS that our subsidiary Teekay LNG Holdco L.L.C. will be classified as a CFC rather than a PFIC as long as it is wholly-owned by a U.S. partnership.

We have restructured our subsidiaries Arctic Spirit L.L.C. and Polar Spirit L.L.C. such that they are also owned by our U.S. partnership. We intend to take the position that these subsidiaries should also be treated as CFCs rather than PFICs following this restructuring. Moreover, we believe and intend to take the position that these subsidiaries were not PFICs at any time prior to the restructuring. No assurance can be given, however, that the IRS, or a court of law, will accept this position or would not follow the Tidewater decision in interpreting the PFIC provisions under the Code (as discussed above). In the event that either of these subsidiaries were treated as a PFIC for any taxable year during which a U.S. unitholder held common units, such unitholder would be subject to potentially adverse tax consequences to the extent his common units relate to these subsidiaries, as described above. Certain elections, such as a QEF election may be available to a unitholder if these subsidiaries were classified as PFICs. If we determine that any of these subsidiaries were or will be a PFIC, we will provide unitholders with information concerning the potential availability of such elections.

Canadian Federal Income Tax Consequences. The following discussion is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (or the Canada Tax Act) that we believe are relevant to holders of common units who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty), are at all relevant times resident in the United States and entitled to all of the benefits of the Canada – U.S. Treaty and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all. This discussion assumes that we are, and will continue to be, classified as a partnership for United States federal income tax purposes.

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

In this regard, we believe that our activities and affairs can be conducted in a manner that we will not be carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of common units. We intend that this is and continues to be the case, notwithstanding that Teekay Shipping Limited (a subsidiary of Teekay Corporation that is resident and based in Bermuda) provides certain services to Teekay LNG Partners L.P. and obtains some or all such services under subcontracts with Canadian service providers. However, we cannot assure this result.

Other Taxation

We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. We intend that our business and the business of our subsidiaries will be conducted and operated in a manner that minimizes taxes imposed upon us and our subsidiaries. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability. Please read Item 18 – Financial Statements: Note 11 – Income Tax.

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

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at December 31, 2011, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

Expected Maturity Date

	2012	2013	2014	2015	2016	There- after	Total	Fair Value Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Variable-Rate ($U.S.) (2)	46.3	46.8	47.3	97.2	48.6	488.2	774.4	(684.6)	1.3%
Variable-Rate (Euro) (3) (4)	13.5	14.5	15.6	16.7	17.9	270.7	348.9	(312.7)	2.7%

Fixed-Rate Debt ($U.S.)	24.9	24.9	24.9	24.9	24.9	67.4	191.9	(193.8)	5.4%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.3%	5.4%

Capital Lease Obligations(5)
Variable-Rate ($U.S.)(6)	47.2	68.3	29.6	2.3	2.3	26.0	175.7	(175.7)	7.4%
Average Interest Rate(7)	6.7%	9.1%	7.8%	4.4%	4.4%	4.4%	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (5) (8)	18.9	19.4	19.9	20.6	21.2	518.6	618.6	(158.4)	5.5%
Average Fixed-Pay Rate (2)	5.5%	5.6%	5.6%	5.6%	5.6%	5.5%	5.5%
Contract Amount (Euro) (4) (9)	13.5	14.5	15.6	16.7	17.9	270.7	348.9	(25.8)	3.1%
Average Fixed-Pay Rate (3)	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt, which as of December 31, 2011 ranged from 0.3% to 2.75%. Please read Item 18 – Financial Statements: Note 10 – Long-Term Debt.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2011.
(5)	Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 18 – Financial Statements: Note 6 – Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at December 31, 2011 totaled $476.1 million, and the lease obligations, which as at December 31, 2011 totaled $471.4 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at December 31, 2011, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat’s capital lease obligations and restricted cash deposits were $423.7 million and $470.2 million, ($119.9) million and $159.6 million, and 4.9% and 4.8%, respectively.
(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(7)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate to.
(8)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set quarterly at 3-month LIBOR.
(9)	The average variable receive rate for our Euro-denominated interest rate swaps is set monthly at 1-month EURIBOR.

Spot Market Rate Risk

One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract was 14 years as of December 31, 2011, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year. At December 31, 2011, the fair value of this derivative liability was $0.6 million and the change from reporting period to period has been reported in realized and unrealized loss on derivative instruments.

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

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (or the Exchange Act)) that are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2011.

During 2011, there were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our internal controls are designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal controls over financial reporting include those policies and procedures that: 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management has determined that the internal control over financial reporting was effective as of December 31, 2011.

Our independent auditors, KPMG LLP, a registered public accounting firm, has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

Item 16A.	Audit Committee Financial Expert

The Board of Directors of our General Partner has determined that director Robert E. Boyd qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

We have adopted Standards of Business Conduct that include a Code of Ethics for all our employees and the employees and directors of our General Partner. This document is available under “About Us – Partnership Governance” from the Home Page of our web site (www.teekaylng.com). We intend to disclose, under “About us – Partnership Governance” in the About Us section of our web site, any waivers to or amendments of our Standards of Business Conduct for the benefit of any directors and executive officers of our General Partner.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2011 was KPMG LLP, Chartered Accountants and for 2010 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit and audit-related services provided by KPMG LLP and Ernst & Young LLP for 2011 and 2010.

Fees (in thousands of U.S. dollars)	2011 $	2010 $
Audit Fees(1)(2)	688	996
Audit-Related Fees(3)	16	59
Tax Fees(4)	13	55

Total	717	1,110

(1)	Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements, audit services provided in connection with other statutory audits and professional services in connection with the review of our regulatory filings for our equity offerings.
(2)	Total audit fees incurred with respect to KPMG LLP were approximately $642 thousand and nil for 2011 and 2010, respectively. Total audit fees incurred with respect to Ernst & Young LLP were approximately $46 thousand and $996 thousand for 2011 and 2010, respectively.
(3)	Audit-related fees relate primarily to Dropdown Predecessor transactions and other accounting consultations.
(4)	Tax fees relate primarily to corporate tax compliance fees.

No fees for other services were provided to the Company by the relevant auditors during the terms of their appointments in 2011 and 2010.

The Audit Committee of our General Partner’s Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2011.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Units by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Ernst & Young LLP was previously the principal accountants for the Partnership. In 2011, Teekay Corporation, along with its subsidiaries, including us, decided to seek proposals from several independent accounting firms, including Ernst & Young LLP, to provide audit and other principal accounting services. On June 1, 2011, we engaged KPMG LLP as our principal accountants. The decision to change accountants was approved by the Audit Committee and our Board of Directors.

During the two fiscal years ended December 31, 2010, and the subsequent interim period through March 31, 2011, there were no: (1) disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

The audit reports of Ernst & Young LLP on the consolidated financial statements of the Partnership as of and for the years ended December 31, 2009 and 2010 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

Item 16G.	Corporate Governance

There are no significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing requirements of the New York Stock Exchange.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements, together with the related reports of KPMG LLP, Independent Registered Public Accounting Firm, and Ernst & Young LLP, Independent Registered Public Accounting Firm, thereon, are filed as part of this Annual Report:

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay LNG Partners L.P. (1)

1.2	First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P., as amended by Amendment No. 1 dated as of May 31, 2006 and Amendment No. 2 as of January 1, 2007. (2)

1.3	Certificate of Formation of Teekay GP L.L.C. (1)

1.4	Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C. (3)

4.1	Agreement, dated February 21, 2001, for a U.S. $100,000,000 Revolving Credit Facility between Naviera Teekay Gas S.L., J.P. Morgan plc and various other banks (3)

4.2	Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan (3)

4.3	Amended and Restated Omnibus Agreement (4)

4.4	Administrative Services Agreement with Teekay Shipping Limited (3)

4.5	Advisory, Technical and Administrative Services Agreement (3)

4.6	LNG Strategic Consulting and Advisory Services Agreement (3)

4.7	Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended (3)

4.8	Bareboat Charter Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Poseidon Gas AIE dated as of October 2, 2000 (3)

4.9	Credit Facility Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Chase Manhattan International Limited, as Agent, dated as of December 21, 2001, as amended (3)

4.10	Bareboat Charter Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Pagumar AIE dated as of December 30, 2003 (3)

4.11	Agreement, dated December 7, 2005, for a U.S. $137,500,000 Secured Reducing Revolving Loan Facility Agreement between Asian Spirit L.L.C., African Spirit L.L.C., European Spirit L.L.C., DNB Nor Bank ASA and other banks (5)

4.12	Agreement, dated August 23, 2006, for a U.S. $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks (6)

4.13	Purchase Agreement, dated November 2005, for the acquisition of Asian Spirit L.L.C., African Spirit L.L.C. and European Spirit L.L.C. (7)

4.14	Agreement, dated June 30, 2008, for a U.S. $172,500,000 Secured Revolving Loan Facility between Arctic Spirit L.L.C., Polar Spirit L.L.C and DnB Nor Bank A.S.A. (8)

4.15	Credit Facility Agreement between Taizhou L.L.C. and DHJS L..L.C and Calyon, as Agent, dated as of October 27, 2009 (9)

4.16	Credit Facility Agreement between Bermuda Spirit L.L.C., Hamilton Spirit L.L.C., Zenith Spirit L.L.C., Summit Spirit L.L.C. and Credit Argicole CIB, dated March 17, 2010 (10)

4.17	Credit Facility Agreement between Great East Hull No. 1717 L.L.C., Great East Hull No. 1718 L.L.C., H.S.H.I Hull No. S363 L.L.C., H.S.H.I Hull No. S364 L.L.C. and Calyon, dated December 15, 2006 (10)

4.18	Agreement, dated September 30, 2011, for a EURO €149,933,766 Credit Facility between Naviera Teekay Gas IV S.L.U., ING Bank N.V. and other banks and financial institutions (10)

4.19	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG I, Ltd., BNP Paribas S.A., and other banks and financial institutions.

4.20	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG II, Ltd., BNP Paribas S.A., and other banks and financial institutions.

4.21	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG III, Ltd., BNP Paribas S.A., and other banks and financial institutions.

4.22	Deed of Amendment and Restatement dated November 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG IV, Ltd., BNP Paribas S.A., and other banks and financial institutions.

4.23	Agreement dated February 17, 2012, for a US$553,280,000 loan facility between Malt LNG Holdings ApS, DNB Bank ASA, ABN AMRO Bank N.V., Citigroup Global Markets Limited, Development Bank of Japan Inc., and various lenders.

4.24	Agreement dated February 17, 2012, for a US$510,720,000 loan facility between Malt LNG Holdings ApS, Mizuho Corporate Bank, Ltd., Mizuho Corporate Bank, Ltd., and various lenders.

4.25	Share purchase agreement dated February 28, 2012 to purchase Maersk LNG A/S through the Teekay LNG-Marubeni Joint Venture from Maersk.

8.1	List of Subsidiaries of Teekay LNG Partners L.P.

12.1	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Executive Officer

12.2	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Financial Officer

13.1	Teekay LNG Partners L.P. Certification of Peter Evensen, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG LLP, as independent registered public accounting firm, for Teekay LNG Partners L.P.

15.2	Consent of Ernst & Young LLP, as former independent registered public accounting firm, for Teekay LNG Partners L.P.

15.3	Consolidated Financial Statements of Teekay Nakilat (III) Corporation

(1)	Previously filed as an exhibit to the Partnership’s Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on November 24, 2004, and hereby incorporated by reference to such Annual Report.
(2)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K filed with the SEC on August 17, 2006, and hereby incorporated by reference to such Report.
(3)	Previously filed as an exhibit to the Partnership’s Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 11, 2005, and hereby incorporated by reference to such Registration Statement.
(4)	Previously filed as an exhibit to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 19, 2007 and hereby incorporated by reference to such report.
(5)	Previously filed as an exhibit to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 14, 2006 and hereby incorporated by reference to such report.
(6)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on December 21, 2006 and hereby incorporated by reference to such report.
(7)	Previously filed as an exhibit to the Partnership’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-129413), filed with the SEC on November 3, 2005, and hereby incorporated by reference to such Registration Statement.
(8)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on March 20, 2009 and hereby incorporated by reference to such report.
(9)	Previously filed as an exhibit to the Partnership’s Report on Form 20F (File No. 1-32479), filed with the SEC on April 26, 2010 and hereby incorporated by reference to such report.
(10)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on June 1, 2010 and hereby incorporated by reference to such report.
(11)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on December 1, 2011 and hereby incorporated by reference to such report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its General Partner
Date: April 11, 2012
	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

TEEKAY LNG PARTNERS L.P.

We have audited the accompanying consolidated balance sheet of Teekay LNG Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2011, and the related consolidated statements of income, cash flows, and changes in total equity for the year then ended. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of the Partnership as of December 31, 2010 and for the years ended December 31, 2010 and 2009, were audited by other auditors whose report thereon dated April 1, 2011, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2011 consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 11, 2012 expressed an unqualified opinion on the effectiveness of the Partnership’s internal control over financial reporting.

Vancouver, Canada	/s/ KPMG LLP
April 11, 2012	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

TEEKAY LNG PARTNERS L.P.

We have audited the accompanying consolidated balance sheet of Teekay LNG Partners L.P. and subsidiaries (or the Partnership) as of December 31, 2010 and the related consolidated statements of income, changes in total equity and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay LNG Partners L.P. and subsidiaries at December 31, 2010 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada	/s/ Ernst & Young LLP
April 1, 2011	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

TEEKAY LNG PARTNERS L.P.

We have audited Teekay LNG Partners L.P. and subsidiaries (“the Partnership”)’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that, (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Partnership as at December 31, 2011, and the related consolidated statements of income, cash flows, and changes in total equity for the year then ended, and our report dated April 11, 2012, expressed an unqualified opinion on those consolidated financial statements.

Vancouver, Canada	/s/ KPMG LLP
April 11, 2012	Chartered Accountants

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Notes 1 and 2)

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except unit and per unit data)

	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $	Year Ended December 31, 2009 $

VOYAGE REVENUES (note 12b)	379,975	374,008	343,048

OPERATING EXPENSES (note 12b)
Voyage expenses	1,387	2,042	2,034
Vessel operating expenses	89,046	84,577	82,374
Depreciation and amortization	91,919	89,347	82,686
General and administrative (notes 12a and 12b)	24,120	23,247	19,764
Gain on sale of vessel (note 17a)	—	(4,340)	—
Restructuring charge (note 18)	—	175	3,250

Total operating expenses	206,472	195,048	190,108

Income from vessel operations	173,503	178,960	152,940

OTHER ITEMS
Interest expense (notes 6, 10 and 12a)	(49,880)	(49,019)	(60,457)
Interest income (note 6)	6,687	7,190	13,873
Realized and unrealized loss on derivative instruments (note 13)	(63,030)	(78,720)	(40,950)
Foreign currency exchange gain (loss) (note 10)	10,310	27,545	(10,806)
Equity income (note 19)	20,584	8,043	27,639
Other (expense) income	(37)	615	392

Total other items	(75,366)	(84,346)	(70,309)

Net income before income tax expense	98,137	94,614	82,631
Income tax expense (note 11)	(781)	(1,670)	(694)

Net income	97,356	92,944	81,937

Non-controlling interest in net income	7,508	3,062	29,310
Dropdown Predecessor’s interest in net income (note 2)	—	2,258	5,302
General Partner’s interest in net income	11,474	8,896	5,180
Limited partners’ interest in net income	78,374	78,728	42,145
Limited partners’ interest in net income per unit (note 16)
• Common unit (basic and diluted)	1.33	1.46	0.86
• Subordinated unit (basic and diluted)	—	2.04	0.80
• Total unit (basic and diluted)	1.33	1.48	0.85

Weighted-average number of units outstanding:
• Common units (basic and diluted)	59,147,422	51,481,035	40,912,100
• Subordinated units (basic and diluted)	—	1,816,591	8,760,006
• Total units (basic and diluted)	59,147,422	53,297,626	49,672,106

Cash distributions declared per unit	2.52	2.37	2.28

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Notes 1 and 2)

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at December 31, 2011 $	As at December 31, 2010 $
ASSETS
Current
Cash and cash equivalents	93,627	81,055
Restricted cash - current (note 6)	—	82,576
Accounts receivable, including non-trade of $10,011 (2010 - $12,832) (note 13)	13,921	19,362
Prepaid expenses	4,916	5,911
Current portion of derivative assets (note 13)	15,608	16,758
Current portion of net investments in direct financing leases (note 6)	6,074	5,635
Advances to affiliates (note 12c)	11,922	6,133

Total current assets	146,068	217,430

Restricted cash – long-term (note 6)	495,634	489,562

Vessels and equipment
At cost, less accumulated depreciation of $291,689 (2010 - $200,676)	1,339,571	1,059,465
Vessels under capital leases, at cost, less accumulated depreciation of $163,926 (2010 – $169,274) (note 6)	681,554	880,576
Advances on newbuilding contracts (note 14)	—	79,535

Total vessels and equipment	2,021,125	2,019,576

Investments in and advances to joint ventures (note 19)	191,448	172,898
Net investments in direct financing leases (note 6)	403,467	410,060
Advances to joint venture partner (note 8)	10,200	10,200
Other assets (note 11)	24,560	22,967
Derivative assets (note 13)	139,651	45,525
Intangible assets – net (note 7)	114,416	123,546
Goodwill (note 7)	35,631	35,631

Total assets	3,582,200	3,547,395

LIABILITIES AND EQUITY
Current
Accounts payable (includes $556 and $567 for 2011 and 2010, respectively, owing to related parties) (note 12c)	3,302	4,355
Accrued liabilities (includes $3,550 and $3,020 for 2011 and 2010, respectively, owing to related parties) (notes 9, 12c and 13)	46,740	38,672
Unearned revenue	9,988	13,944
Current portion of long-term debt (note 10)	84,722	76,408
Current obligations under capital lease (note 6)	47,203	267,382
Current portion of derivative liabilities (note 13)	43,973	50,603
Advances from affiliates (note 12c) and joint venture partner of nil (2010 - $59)	17,400	133,410

Total current liabilities	253,328	584,774

Long-term debt (note 10)	1,230,509	1,322,707
Long-term obligations under capital lease (note 6)	599,844	470,752
Long-term unearned revenue	40,003	41,700
Other long-term liabilities (note 6)	69,562	64,777
Derivative liabilities (note 13)	249,245	149,362

Total liabilities	2,442,491	2,634,072

Commitments and contingencies (notes 6, 8, 10, 13 and 14)

Equity
Non-controlling interest	26,242	17,123
Partners’ equity	1,113,467	896,200

Total equity	1,139,709	913,323

Total liabilities and total equity	3,582,200	3,547,395

Consolidation of variable interest entities (note 14)

Subsequent events (note 21)

The accompanying notes are integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Notes 1 and 2)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $	Year Ended December 31, 2009 $
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	97,356	92,944	81,937
Non-cash items:
Unrealized loss on derivative instruments (note 13)	277	34,306	3,788
Depreciation and amortization	91,919	89,347	82,686
Unrealized foreign currency exchange (gain) loss	(10,221)	(26,700)	9,532
Equity based compensation	95	151	361
Equity income, net of dividends received of $15,340 (2010 and 2009 - nil)	(5,244)	(8,043)	(27,639)
Amortization of deferred debt issuance costs and other	960	3,375	1,660
Gain on sale of vessel (note 17a)	—	(4,340)	—
Accrued interest and other - net	(24)	3,628	1,800
Change in operating assets and liabilities (note 15a)	(33,434)	3,029	26,988
Expenditures for dry docking	(19,638)	(12,727)	(9,729)

Net operating cash flow	122,046	174,970	171,384

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	600,862	100,945	220,050
Debt issuance costs	(2,578)	(137)	(1,281)
Scheduled repayments of long-term debt	(290,940)	(76,018)	(80,301)
Prepayments of long-term debt	(383,000)	(72,000)	(185,900)
Scheduled repayments of capital lease obligations and other long-term liabilities	(89,350)	(39,147)	(37,437)
Proceeds from equity offerings net of offering costs (note 16)	341,178	50,921	162,559
Advances to and from affiliates	27,048	16,545	24,041
Advances to and from joint venture partners	—	(10,200)	—
Repayment of joint venture partners’ advances	—	(1,235)	—
Decrease in restricted cash	76,249	30,741	30,710
Cash distributions paid	(159,380)	(135,514)	(114,539)
Excess of purchase price over the contributed basis of Teekay Tangguh Borrower LLC (note 12f)	—	—	(31,829)
Equity contribution from Teekay Corporation to Dropdown Predecessor (note 2)	—	466	1,567
Purchase of Skaugen Multigas Subsidiaries (note 12h)	(114,466)	—	—
Proceeds on sale of 1% interest in Kenai LNG Carriers (note 12j)	—	—	2,300
Proceeds on sale of 1% interest in Skaugen LPG Carriers and Skaugen Multigas Subsidiaries (note 12k)	1,812	—	—
Distribution to Teekay Corporation for the acquisition of Alexander Spirit LLC, Bermuda Spirit LLC and Hamilton Spirit LLC (note 2)	—	(33,997)	—
Other	(261)	884	—

Net financing cash flow	7,174	(167,746)	(10,060)

INVESTING ACTIVITIES
Purchase of Excalibur and Excelsior Joint Ventures (note 17)	—	(35,169)	—
Purchase of equity investment in three Angola LNG Carriers (note 12l)	(57,287)	—	—
Proceeds received from the sale of Dania Spirit (note 17a)	—	21,556	—
Advances to joint venture	(830)	—	(2,856)
Purchase of Teekay Tangguh Borrower LLC (note 12f)	—	—	(37,259)
Receipts from direct financing leases	6,154	5,746	4,426
Expenditures for vessels and equipment	(64,685)	(26,652)	(134,926)

Net investing cash flow	(116,648)	(34,519)	(170,615)

Increase (decrease) in cash and cash equivalents	12,572	(27,295)	(9,291)
Cash and cash equivalents, beginning of the year	81,055	108,350	117,641

Cash and cash equivalents, end of the year	93,627	81,055	108,350

Supplemental cash flow information (note 15)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Notes 1 and 2)

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars and units)

	TOTAL EQUITY
	Dropdown Predecessor Equity	Partners’ Equity					Non- controlling Interest
		Common		Subordinated		General Partner		Total
	$	Units	$	Units	$	$	$	$

Balance as at December 31, 2008	—	33,338	634,212	11,051	134,291	37,348	2,862	808,713

Net change in parent’s equity in Dropdown Predecessor (note 2)	37,711	—	—	—	—	—	—	37,711
Net income and comprehensive income	5,302	—	35,108	—	7,037	5,180	29,310	81,937
Cash distributions	—	—	(87,051)	—	(20,997)	(6,491)	—	(114,539)
Proceeds from follow-on public offering of units, net of offering costs of $7.6 million (note 16)	—	7,951	159,155	—	—	3,404	—	162,559
Re-investment tax credit (note 11)	—	—	(3,795)	—	(813)	(92)	—	(4,700)
Equity based compensation	—	—	292	—	61	8	—	361
Conversion of subordinated units to common units (note 16)	—	3,684	42,010	(3,684)	(42,010)	—	—	—
Acquisition of interest rate swaps (note 12i)	—	—	(3,839)	—	(872)	(99)	—	(4,810)
Purchase of Teekay Tangguh Borrower LLC from Teekay Corporation (note 12f)	—	—	(21,678)	—	(8,952)	(1,199)	(20,665)	(52,494)
Sale of 1% interest in Kenai LNG Carriers to General Partner (note 12j)	—	—	—	—	—	—	2,300	2,300

Balance as at December 31, 2009	43,013	44,973	754,414	7,367	67,745	38,059	13,807	917,038

Net change in parent’s equity in Dropdown Predecessor (note 2)	466	—	—	—	—	—	—	466
Net income and comprehensive income	2,258	—	75,028	—	3,700	8,896	3,062	92,944
Cash distributions	—	—	(118,114)	—	(8,620)	(8,780)	—	(135,514)
Equity based compensation	—	—	148	—	—	3	—	151
Additional offering costs related to November 2009 follow-on equity offering (note 16)	—	—	(111)	—	(18)	(2)	—	(131)
Acquisition of Alexander Spirit LLC, Bermuda Spirit LLC and Hamilton Spirit LLC from Teekay Corporation (note 12a)	(45,737)	—	(2,471)	—	(1,020)	(148)	—	(49,376)
Conversion of subordinated units to common units	—	7,367	61,787	(7,367)	(61,787)	—	—	—
Acquisition of interest rate swap (note 12i)	—	—	(1,470)	—	—	(30)	—	(1,500)
Direct equity placement, net of offering costs of $0.1 million (note 16)	—	1,713	49,901	—	—	1,020	—	50,921
Purchase of Excalibur and Excelsior Joint Ventures (notes 16 and 17c)	—	1,053	37,309	—	—	761	254	38,324

Balance as at December 31, 2010	—	55,106	856,421	—	—	39,779	17,123	913,323

Net income and comprehensive income	—	—	78,374	—	—	11,474	7,508	97,356
Cash distributions	—	—	(146,903)	—	—	(12,477)	(201)	(159,581)
Equity based compensation	—	—	93	—	—	2	—	95
Proceeds from follow-on public offering of units, net of offering costs of $14.9 million (note 16)	—	9,752	334,056	—	—	7,122	—	341,178
Acquisition of Skaugen Multigas Subsidiaries (note 12h)	—	—	(7,852)	—	—	(379)	—	(8,231)
Acquisition of equity investment in three Angola LNG Carriers (note 12l)	—	—	(44,123)	—	—	(2,120)	—	(46,243)
Sale of 1% interest in Skaugen LPG and Multigas subsidiaries to General Partner (note 12k)	—	—	—	—	—	—	1,812	1,812

Balance as at December 31, 2011	—	64,858	1,070,066	—	—	43,401	26,242	1,139,709

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

1.	Basis of Presentation and Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P. (or the Partnership), which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries, the Dropdown Predecessor, as described below in Note 2, and certain variable interest entities (see Note 14). Significant intercompany balances and transactions have been eliminated upon consolidation. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Partnership and its subsidiaries is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

Operating revenues and expenses

The lease element of time-charters and bareboat charters accounted for as operating leases are recognized by the Partnership daily over the term of the charter as the applicable vessel operates under the charter. The lease element of the Partnership’s time-charters that are accounted for as direct financing leases are reflected on the balance sheets as net investments in direct financing leases. The lease revenue is recognized over the lease term using the effective interest rate method and is included in voyage revenues. The Partnership recognizes revenues from the non-lease element of time-charter contracts daily as services are performed. The Partnership does not recognize revenues during days that the vessel is off-hire.

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

Loan receivables

The Partnership’s loan receivables are recorded at cost. The premium paid over the outstanding principal amount, if any, is amortized to interest income over the term of the loan using the effective interest rate method. The Partnership analyzes its loans for impairment during each reporting period. A loan is impaired when, based on current information and events, it is probable that the Partnership will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Partnership considers in determining that a loan is impaired include, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor, and any information provided by the debtor regarding their ability to repay the loan. When a loan is impaired, the Partnership measures the amount of the impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting impairment in earnings.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

Class of Financing Receivable	Credit Quality Indicator	Grade	December 31, 2011 $	December 31, 2010 $
Direct financing leases	Payment activity	Performing	409,541	415,695
Other receivables
Long-term receivable included in other assets	Payment activity	Performing	786	410
Advances to joint venture included in investment in and advances to joint ventures	Payment activity	Performing	830	—
Advances to joint venture partner (Note 8)	Other internal metrics	Performing	10,200	10,200

			421,357	426,305

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Partnership to the standards required to properly service the Partnership’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for conventional tankers, 30 years for liquefied petroleum gas (or LPG) carriers and 35 years for liquefied natural gas (or LNG) carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years, 30 years, or 35 years, respectively. Depreciation of vessels and equipment (including depreciation attributable to the Dropdown Predecessor) for the years ended December 31, 2011, 2010 and 2009 aggregated $73.2 million, $72.8 million and $69.0 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.

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

Interest costs capitalized to vessels and equipment for the years ended December 31, 2011, 2010 and 2009 aggregated $3.1 million, $4.2 million and $10.8 million, respectively.

Gains on vessels sold and leased back under capital leases are deferred and amortized over the remaining estimated useful life of the vessel. Losses on vessels sold and leased back under capital leases are recognized immediately to the extent that the fair value of the vessel at the time of sale-leaseback is less than its book value.

Generally, the Partnership dry docks each of its vessels every five years. In addition, a shipping society classification intermediate survey is performed on the Partnership’s LNG and LPG carriers between the second and third year of the five-year dry-docking period. The Partnership capitalizes certain costs incurred during dry docking and for the survey and amortizes those costs on a straight-line basis from the completion of a dry docking or intermediate survey over the estimated useful life of the dry dock. The Partnership includes in capitalized dry docking those costs incurred as part of the dry docking to meet regulatory requirements, or expenditures that either add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s operating efficiency. The Partnership expenses costs related to routine repairs and maintenance performed during dry docking that do not improve operating efficiency or extend the useful lives of the assets.

Dry-docking activity for the three years ended December 31, 2011, 2010 and 2009 is summarized as follows:

	Year Ended December 31,
	2011 $	2010 $	2009 $

Balance at January 1,	24,393	20,477	15,257
Cost incurred for dry docking	19,638	12,727	9,729
Sale of vessel	—	(1,477)	—
Dry-dock amortization	(9,582)	(7,334)	(4,509)

Balance at December 31,	34,449	24,393	20,477

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

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Investments in joint ventures

The Partnership’s investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Partnership’s proportionate share of earnings or losses and distributions. The Partnership evaluates its investment in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Partnership’s statement of income.

Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, are presented as other assets and are deferred and amortized on an effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

Goodwill and intangible assets

Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Partnership uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

The Partnership’s finite life intangible assets consist of acquired time-charter contracts and are amortized on a straight-line basis over the remaining term of the time-charters. Finite life intangible assets are assessed for impairment when events or circumstances indicate that the carrying value may not be recoverable.

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership currently does not apply hedge accounting to its derivative instruments.

As we do not apply hedge accounting, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated interest rate swaps and the Partnership’s agreement with Teekay Corporation for the Suezmax tanker the Toledo Spirit are recorded in realized and unrealized loss on derivative instruments in the Partnership’s consolidated statements of income (see Note 12g).

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

Guarantees

Guarantees issued by the Partnership, excluding those that are guaranteeing its own performance, are recognized at fair value at the time the guarantees are issued and are presented in the Partnership’s consolidated balance sheets as other long-term liabilities. The liability recognized on issuance is amortized to other (expense) income on the Partnership’s consolidated statements of income as the Partnership’s risk from the guarantees declines over the term of the guarantee. If it becomes probable that the Partnership will have to perform under a guarantee, the Partnership will recognize an additional liability if the amount of the loss can be reasonably estimated.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

2.	Dropdowns

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

On March 17, 2010, the Partnership acquired two 2009-built Suezmax tankers, the Bermuda Spirit and the Hamilton Spirit (or the Centrofin Suezmaxes), and a 2007-built Handymax product tanker, the Alexander Spirit, from Teekay Corporation and the related long-term, fixed-rate time-charter contracts. These transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s consolidated statements of income and cash flows for the years ended December 31, 2010 and 2009 reflect these three vessels and their results of operations, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations under the ownership of Teekay Corporation on May 27, 2009 (Bermuda Spirit), June 24, 2009 (Hamilton Spirit) and September 3, 2009 (Alexander Spirit). The effect of adjusting the Partnership’s financial statements to account for these common control exchanges up to March 17, 2010, increased the Partnership’s net income by $2.3 million and $5.3 million for the years ended December 31, 2010 and 2009, respectively.

The Partnership’s consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the vessels. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented during which the vessels were owned by Teekay Corporation. In addition, the Dropdown Predecessor was capitalized in part with non-interest bearing loans or equity from Teekay Corporation and its subsidiaries. These intercompany loans and equity were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and equity and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans and equity. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the Dropdown Predecessor (see Note 12a).

3.	Adoption of New Accounting Pronouncements

In January 2011, the Partnership adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Partnership will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. The adoption of this amendment did not have an impact on the Partnership’s consolidated financial statements.

On September 30, 2011, the Partnership adopted an amendment to FASB ASC 350, Intangibles – Goodwill and Other, that provides entities with the option of performing a qualitative assessment before performing the first step of the current two-step goodwill impairment test. If entities determine, on the basis of qualitative factors, it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, then performing the two-step impairment test is not required. However, if an entity concludes otherwise, the existing two-step goodwill impairment test is performed. ASU 2011-08 also provides entities with the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the first step of the two-step impairment test. The adoption of this amendment did not have an impact on the Partnership’s consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

4.	Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the Partnership’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Long-term debt – The fair values of the Partnership’s fixed-rate and variable-rate long-term debt are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities.

Advances to and from affiliates and joint venture – The fair value of the Partnership’s advances to and from affiliates and joint venture approximates their carrying amounts reported in the accompanying consolidated balance sheets due to the current nature of the balances.

Advances to and from joint venture partners – The fair value of the Partnership’s advances to and from its joint venture partner as at December 31, 2011 and 2010 is not determinable given the related party nature of the balance.

Interest rate swap agreements – The Partnership transacts all of its interest rate swap agreements through financial institutions that are investment-grade rated at the time of the transaction and requires no collateral from these institutions. The fair value of the Partnership’s interest rate swaps is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account the fixed interest rate in the interest rate swap, current interest rates and the current credit worthiness of either the Partnership or the swap counterparties depending on whether the swaps are in asset or liability position. The estimated amount is the present value of future cash flows.

Other derivative – The Partnership’s other derivative agreement is between Teekay Corporation and the Partnership and relates to hire payments under the time-charter contract for the Suezmax tanker Toledo Spirit (see Note 12g). The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of the Partnership’s projection of future spot market tanker rates, which have been derived from current spot market tanker rates and long-term historical average rates.

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

The estimated fair value of the Partnership’s financial instruments and categorization using the fair value hierarchy for those financial instruments that are measured at fair value on a recurring basis is as follows:

		December 31, 2011		December 31, 2010
	Fair Value Hierarchy Level(1)	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Cash and cash equivalents and restricted cash		589,261	589,261	653,193	653,193
Advances to and from affiliates and joint venture		(5,478)	(5,478)	(127,218)	(127,218)
Long-term debt (note 10)		(1,315,231)	(1,191,117)	(1,399,115)	(1,292,026)
Advances to and from joint venture partners (note 8)		10,200	— (2)	10,141	— (2)
Derivative instruments (note 13)
Interest rate swap agreements – assets	Level 2	159,603	159,603	66,870	66,870
Interest rate swap agreements – liabilities	Level 2	(304,066)	(304,066)	(201,463)	(201,463)
Other derivative	Level 3	(600)	(600)	(10,000)	(10,000)

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.
(2)	The fair value of the Partnership’s advances to and from its joint venture partners as at December 31, 2011 and 2010 was not determinable given the amounts are non-current with no fixed repayment terms (see Note 8).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Changes in fair value during the years ended December 31, 2011 and 2010 for assets (liabilities) that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

	Year ended December 31,
	2011 $	2010 $

Fair value at January 1	(10,000)	(10,600)
Realized and unrealized gains (losses) included in earnings	9,307	(1,319)
Settlements	93	1,919

Fair value at December 31	(600)	(10,000)

No non-financial assets or non-financial liabilities were carried at fair value at December 31, 2011 or December 31, 2010.

5.	Segment Reporting

The Partnership has two reportable segments, its liquefied gas segment and its conventional tanker segment. The Partnership’s liquefied gas segment consists of LNG and LPG carriers subject to long-term, fixed-rate charters to international energy companies and Teekay Corporation (see Note 12b). As at December 31, 2011, the Partnership’s liquefied gas segment consisted of 20 LNG carriers (including nine LNG carriers included in joint ventures that are accounted for under the equity method), three LPG carriers and two Multigas carriers. The Partnership’s conventional tanker segment consisted of ten Suezmax-class crude oil tankers and one Handymax product tanker operating on long-term, fixed-rate time-charter contracts to international energy and shipping companies. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following table presents voyage revenues and percentage of consolidated voyage revenues for customers that accounted for more than 10% of the Partnership’s consolidated voyage revenues during any of the periods presented.

(U.S. dollars in millions)	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Ras Laffan Liquefied Natural Gas Company Ltd.(1)	$68.8 or 18%	$68.7 or 18%	$68.7 or 20%
Repsol YPF, S.A.(1)	$53.9 or 14%	$51.9 or 14%	$51.5 or 15%
Compania Espanola de Petroleos(2)	$44.4 or 12%	$44.0 or 12%	$44.5 or 13%
The Tangguh Production Sharing Contractors(1)	$43.7 or 12%	$42.8 or 11%	Less than 10%
Teekay Corporation(1)	Less than 10%	$36.5 or 10%	$38.9 or 11%

(1)	Liquefied gas segment
(2)	Conventional tanker segment

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The following tables include results for these segments for the years presented in these financial statements.

	Year Ended December 31, 2011
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $

Voyage revenues	269,408	110,567	379,975
Voyage (recoveries) expenses	(87)	1,474	1,387
Vessel operating expenses	47,773	41,273	89,046
Depreciation and amortization	62,889	29,030	91,919
General and administrative(1)	13,385	10,735	24,120

Income from vessel operations	145,448	28,055	173,503

Equity income	20,584	—	20,584
Investment in and advances to joint ventures	191,448	—	191,448
Total assets at December 31, 2011	2,911,659	546,155	3,457,814
Expenditures for vessels and equipment	63,686	999	64,685
Expenditures for dry docking	13,831	5,807	19,638

	Year Ended December 31, 2010
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $

Voyage revenues	264,816	109,192	374,008
Voyage expenses	29	2,013	2,042
Vessel operating expenses	46,496	38,081	84,577
Depreciation and amortization	60,954	28,393	89,347
General and administrative(1)	12,239	11,008	23,247
Gain on sale of vessel	(4,340)	—	(4,340)
Restructuring charge	—	175	175

Income from vessel operations	149,438	29,522	178,960

Equity income	8,043	—	8,043
Investment in and advances to joint ventures	172,898	—	172,898
Total assets at December 31, 2010	2,866,541	568,393	3,434,934
Expenditures for vessels and equipment	24,095	2,557	26,652
Expenditures for dry docking	2,014	10,713	12,727

	Year Ended December 31, 2009
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $

Voyage revenues	252,854	90,194	343,048
Voyage expenses	1,018	1,016	2,034
Vessel operating expenses	50,919	31,455	82,374
Depreciation and amortization	59,088	23,598	82,686
General and administrative(1)	11,033	8,731	19,764
Restructuring charge	1,381	1,869	3,250

Income from vessel operations	129,415	23,525	152,940

Equity income	27,639	—	27,639
Investment in and advances to joint venture	93,320	—	93,320
Total assets at December 31, 2009	2,846,685	583,525	3,430,210
Expenditures for vessels and equipment	133,563	1,363	134,926
Expenditures for dry docking	8,409	1,320	9,729

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

A reconciliation of total segment assets presented in the consolidated balance sheet is as follows:

	December 31, 2011 $	December 31, 2010 $

Total assets of the liquefied gas segment	2,911,659	2,866,541
Total assets of the conventional tanker segment	546,155	568,393
Cash and cash equivalents	93,627	81,055
Accounts receivable and prepaid expenses	18,837	25,273
Advances to affiliates	11,922	6,133

Consolidated total assets	3,582,200	3,547,395

6.	Leases and Restricted Cash

Capital Lease Obligations

	December 31, 2011 $	December 31, 2010 $

RasGas II LNG Carriers	471,397	470,752
Spanish-Flagged LNG Carrier	—	81,881
Suezmax Tankers	175,650	185,501

Total	647,047	738,134
Less current portion	47,203	267,382

Total	599,844	470,752

RasGas II LNG Carriers. As at December 31, 2011, the Partnership owned a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below and in the table above relating to the RasGas II LNG Carriers capital leases include the Partnership’s joint venture partner’s 30% share.

Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase or decrease the lease payments to maintain its agreed after-tax margin. The Partnership’s carrying amount of the tax indemnification guarantee as at December 31, 2011 was $16.1 million and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2041. Although there is no maximum potential amount of future payments, Teekay Nakilat may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation (see Note 14d).

At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at December 31, 2011, the commitments under these capital leases approximated $1.0 billion, including imputed interest of $529.7 million, repayable as follows:

Year	Commitment
2012	$24,000
2013	$24,000
2014	$24,000
2015	$24,000
2016	$24,000
Thereafter	$881,128

As the payments in the next five years only cover a portion of the estimated interest expense, the lease obligation will continue to increase.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Starting in 2024, the lease payments will increase to cover both interest and principal to commence reduction of the principal portion of the lease obligations.

Spanish-Flagged LNG Carrier. The Partnership’s capital lease on one LNG carrier, the Madrid Spirit, expired and the Partnership purchased the vessel at the end of the lease term in December 2011. The purchase obligation was fully funded with restricted cash deposits.

Suezmax Tankers. As at December 31, 2011, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. During the year, the lessor extended four of the five leases and have delayed their option to sell these vessels to the Partnership until 2013. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at December 31, 2011, the remaining commitments under these capital leases, including the purchase obligations, approximated $201.1 million, including imputed interest of $25.5 million, repayable during 2012 through 2017.

Year	Commitment
2012	$58,893
2013	$76,443
2014	$31,728
2015	$3,593
2016	$3,551
Thereafter	$26,908

The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.

Restricted Cash

Under the terms of the capital leases for the RasGas II LNG Carriers, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 10).

As at December 31, 2011 and 2010, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $476.1 million and $477.2 million, respectively. As at December 31, 2011 and 2010, the weighted-average interest rates earned on the deposits were 0.3% and 0.4%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge its floating-rate restricted cash deposit relating to the RasGas II LNG Carriers (see Note 13).

The restricted cash relating to the Madrid Spirit LNG carrier was used to fund the purchase obligation relating to the capital lease in 2011. As at December 31, 2011 and 2010, the amount of restricted cash on deposit for the Madrid Spirit was nil and 61.7 million Euros ($82.6 million), respectively. For the years ended December 31, 2011 and 2010, the weighted-average interest rates earned on these deposits were 5.0%.

The Partnership maintains restricted cash deposits relating to certain term loans, which cash totaled $16.9 million and $12.3 million as at December 31, 2011 and 2010, respectively, of which a majority of these deposits are denominated in Euros.

The Partnership maintains restricted cash deposits relating to amounts received from the charterer to be used only for dry-docking expenditures and emergency repairs, which totaled $2.6 million as at December 31, 2011.

Operating Lease Obligations

Teekay Tangguh Joint Venture.

The Partnership owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), essentially giving the Partnership a 69% interest in the Teekay Tangguh Joint Venture. As at December 31, 2011, the Teekay Tangguh Joint Venture was a party to operating leases whereby it is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company (or Head Leases). The Teekay Tangguh Joint Venture is then leasing back the LNG carriers from the same third party company (or Subleases). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lease payments are increased or decreased under the Sublease to maintain the agreed after-tax margin. The Teekay Tangguh Joint Venture’s carrying amount of this tax indemnification is $9.9 million and is included as part of other long-term liabilities in the accompanying consolidated balance sheets of the Partnership. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2033. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Joint Venture will be required to pay termination sums to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20 year terms and are classified as operating leases. The Head Lease and the Sublease for the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

As at December 31, 2011, the total estimated future minimum rental payments to be received and paid under the lease contracts are as follows:

Year	Head Lease Receipts (1)	Sublease Payments (1)(2)
2012	$28,859	$24,999
2013	$28,843	$24,999
2014	$28,828	$24,999
2015	$22,188	$24,999
2016	$21,242	$24,999
Thereafter	$260,306	$306,356

Total	$390,266	$431,351

(1)

The Head Leases are fixed-rate operating leases while the Subleases have a small variable-rate component. As at December 31, 2011, the Partnership had received $120.1 million of aggregate Head Lease receipts and had paid $66.0 million of aggregate Sublease payments. Head Lease receipts are deferred and amortized on a straight line basis over the lease terms and as at December 31, 2011, $35.3 million of Head Lease receipts had been deferred and included in other long-term liabilities in the Partnership’s consolidated balance sheets.

(2)	The amount of payments under the Subleases are updated annually to reflect any changes in the lease payments due to changes in tax law.

Net Investments in Direct Financing Leases

The Tangguh LNG Carriers commenced their time-charters with The Tangguh Production Sharing Contractors in January and May 2009, respectively. Both time-charters are accounted for as direct financing leases with 20-year terms and the following table lists the components of the net investments in direct financing leases:

	December 31, 2011 $	December 31, 2010 $

Total minimum lease payments to be received	662,912	701,442
Estimated unguaranteed residual value of leased properties	194,965	194,965
Initial direct costs	554	587
Less unearned revenue	(448,890)	(481,299)

Total	409,541	415,695
Less current portion	6,074	5,635

Total	403,467	410,060

As at December 31, 2011, estimated minimum lease payments to be received by the Partnership under the Tangguh LNG Carrier leases in each of the next five succeeding fiscal years were approximately $38.5 million per year for 2012 through 2016. Both leases are scheduled to end in 2029.

Operating Leases

As at December 31, 2011, the minimum scheduled future revenues in the next five years to be received by the Partnership for the lease and non-lease elements under charters that were accounted for as operating leases were approximately $350.9 million (2012), $349.9 million (2013), $349.9 million (2014), $346.7 million (2015) and $321.6 million (2016). Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2011, revenue from unexercised option periods of contracts that existed on December 31, 2011, or variable or contingent revenues. Therefore, the minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

7.	Intangible Assets and Goodwill

As at December 31, 2011 and 2010 intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years. The carrying amount of intangible assets for the Partnership’s reportable segments is as follows:

	December 31, 2011			December 31, 2010
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Gross carrying amount	179,813	2,739	182,552	179,813	2,739	182,552
Accumulated amortization	(65,599)	(2,537)	(68,136)	(56,743)	(2,263)	(59,006)

Net carrying amount	114,214	202	114,416	123,070	476	123,546

Amortization expense of intangible assets is $9.1 million for each of the years ended December 31, 2011, 2010 and 2009. Amortization of intangible assets in each of the five years following 2011 is approximately $9.1 million per year.

The carrying amount of goodwill as at each of December 31, 2011 and 2010 for the Partnership’s liquefied gas segment was $35.6 million. In 2011 and 2010, the Partnership conducted a goodwill impairment review of its liquefied gas segment and concluded that no impairment had occurred.

8.	Advances to Joint Venture Partner

Advances to the Partnership’s joint venture partner in the Teekay Tangguh Joint Venture of $10.2 million as at December 31, 2011 and 2010 are non-interest bearing without specific terms of repayment and unsecured. Subsequent to December 31, 2011, this joint venture partner’s parent company, PT Berlian Laju Tanker, suspended trading on the Jakarta Stock Exchange and filed for bankruptcy protection in order to restructure its debts. The Partnership believes the advances to the joint venture partner, BLT LNG Tangguh Corporation, are still collectible given the expected cash flows anticipated to be generated by the Teekay Tangguh Joint Venture that can be used to repay the advance.

9.	Accrued Liabilities

	December 31, 2011 $	December 31, 2010 $

Voyage and vessel expenses	10,891	4,579
Audit, legal and other general expenses	8,435	6,595
Interest including interest rate swaps	19,606	19,912
Payroll and benefits (1)	6,877	6,534
Income taxes payable and other	931	1,053

Total	46,740	38,673

(1)

As at December 31, 2011 and 2010, $3.6 million and $3.0 million, respectively, of accrued liabilities related to crewing and manning costs payable to the subsidiaries of Teekay Corporation (see Note 12c).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

10.	Long-Term Debt

	December 31, 2011 $	December 31, 2010 $

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	49,274	188,000
U.S. Dollar-denominated Term Loan due through 2018	120,796	—
U.S. Dollar-denominated Term Loan due through 2019	346,768	371,685
U.S. Dollar-denominated Term Loan due through 2021	321,337	332,248
U.S. Dollar-denominated Term Loan due through 2021	114,868	120,599
U.S. Dollar-denominated Unsecured Demand Loan	13,282	13,282
Euro-denominated Term Loans due through 2023	348,906	373,301

Total	1,315,231	1,399,115
Less current portion	84,722	76,408

Total	1,230,509	1,322,707

As at December 31, 2011, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $494.4 million, of which $445.1 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $32.9 million (2012), $33.7 million (2013), $34.5 million (2014), $84.1 million (2015), $27.3 million (2016) and $281.9 million (thereafter). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

At December 31, 2011, the Partnership had a U.S Dollar-denominated term loan outstanding in the amount of $120.8 million. Interest payments on this loan are based on LIBOR plus 2.75% and require quarterly payments and a bullet repayment of approximately $50.7 million due at maturity in 2018. This loan facility is collateralized by first-priority mortgages on the five vessels to which the loan relates to, together with certain other related security and is guaranteed by the Partnership.

The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2011, totaled $346.8 million, of which $178.6 million bears interest at a fixed-rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus 0.68% and will require bullet repayments of approximately $56.0 million per vessel due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on three vessels to which the loan relates, together with certain other related security and certain guarantees from the Partnership.

The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2011, totaled $321.3 million. Interest payments on the loan are based on LIBOR plus margins ranging between 0.30% and 0.63%. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.63%. One tranche (total value of up to $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95.0 million bullet payment per vessel due in 12 years and three months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.

At December 31, 2011, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $114.9 million. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.70%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $20 million bullet payment per vessel due at maturity in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.

The Partnership has a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at December 31, 2011, totaled $13.3 million. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.

The Partnership has two Euro-denominated term loans outstanding, which as at December 31, 2011 totaled 269.2 million Euros ($348.9 million). Interest payments are based on EURIBOR plus a margin, which margins ranged from 0.60% to 2.25% as of December 31, 2011. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and guarantees from one of the Partnership’s subsidiaries.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at December 31, 2011 and 2010 was 2.3% and 1.7%, respectively. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 13). At December 31, 2011, the margins on the Partnership’s outstanding long-term debt ranged from 0.3% to 2.75%.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s Euro-denominated term loans, capital leases and restricted cash, the Partnership recognized a foreign exchange gain (loss) of $10.3 million, $27.5 million and ($10.8) million, of which these amounts are primarily unrealized, for the years ended December 31, 2011, 2010 and 2009, respectively.

The aggregate annual long-term debt principal repayments required for periods subsequent to December 31, 2011 are $84.7 million (2012), $86.2 million (2013), $87.8 million (2014), $138.8 million (2015) $91.4 million (2016) and $826.3 million (thereafter).

Certain loan agreements require a) that minimum levels of tangible net worth and aggregate liquidity be maintained, b) the Partnership to maintain certain ratios of vessel values as it relates to the relevant outstanding loan principal balance, c) the Partnership to provide for a maximum level of leverage, and d) one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities. One of the Partnership’s term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at December 31, 2011, the Partnership and its affiliates were in compliance with all covenants relating to the Partnership’s credit facilities and capital leases.

11.	Income Tax

The components of the provision for income taxes were as follows:

	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $	Year Ended December 31, 2009 $
Current	2,297	1,340	500
Deferred	(1,516)	330	194

Income tax expense	781	1,670	694

The Partnership operates in countries that have differing tax laws and rates. Consequently, a consolidated weighted average tax rate will vary from year to year according to the source of earnings or losses by country and the change in applicable tax rates. Reconciliations of the tax charge related to the relevant year at the applicable statutory income tax rates and the actual tax charge related to the relevant year are as follows:

	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $	Year Ended December 31, 2009 $
Net income before income tax expenses	98,137	94,614	82,631
Net (income) loss not subject to taxes	(205,363)	(138,951)	7,563

Net (loss) income subject to taxes	(107,226)	(44,337)	90,194

At applicable statutory tax rates
Amount computed using the standard rate of corporate tax	(30,548)	(14,115)	25,089
Adjustments to valuation allowance and uncertain tax position	25,361	19,980	(25,704)
Permanent and currency differences	(2,540)	(4,195)	1,309
Change in tax rate	8,508	—	—

Tax expense charge related to the current year	781	1,670	694

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The significant components of the Partnership’s deferred tax assets (liabilities) included in other assets were as follows:

	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $
Derivative instruments	59,724	32,996
Taxation loss carryforwards	35,554	38,914
Vessels and equipment	2,178	2,182
Capitalized interest	(3,123)	(3,604)

	94,333	70,488
Valuation allowance	(89,236)	(66,841)

Net deferred tax assets	5,097	3,647

The Partnership had tax losses in the United Kingdom (or UK) of $26.8 million as at December 31, 2011 that are available indefinitely for offset against future taxable income in the UK. The Partnership had tax losses in Spain of 63.6 million Euros (approximately $82.4 million) as at December 31, 2011 that are available to be carried forward for 15 years for offset against future taxable income in Spain. The Partnership also had tax losses in Luxembourg of 71.2 million Euros (approximately $92.3 million) as at December 31, 2011 that are available indefinitely for offset against taxable future income in Luxembourg. Certain of the balances in the comparative columns above have been adjusted with no impact on the amount of the net deferred tax assets.

As of December 31, 2007, the Partnership had unrecognized tax benefits of 3.4 million Euros (approximately $5.4 million) relating to a re-investment tax credit related to a 2005 annual tax filing. During the third quarter of 2008, the Partnership received the refund on the re-investment tax credit and met the more-likely-than-not recognition threshold. As a result, the Partnership reflected this refund as a credit to equity as the original vessel sale transaction was a related party transaction reflected in equity. The relevant tax authorities have challenged the eligibility of the re-investment tax credit. As a result, the Partnership believed the more-likely-than-not threshold was no longer met and recognized a liability of 3.4 million Euros (approximately $4.7 million) and reversed the benefit of the refund against equity as of December 31, 2009. As at December 31, 2011, a liability of 4.2 million Euros (approximately $5.5 million) relating to the re-investment tax credit is included in other long-term liabilities. Subsequent to December 31, 2011, the relevant tax authorities accepted the Partnership’s claim on its re-investment tax credit.

The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. During the years ended December 31, 2011, 2010 and 2009, the Partnership incurred $0.3 million, $1.0 million and $0.5 million, respectively, of accrued interest and penalties relating to income taxes. The tax years 2005 through 2011 currently remain open to examination by the major tax jurisdictions to which the Partnership is subject.

12.	Related Party Transactions

a) On March 17, 2010, the Partnership acquired from Teekay Corporation the two 2009-built Centrofin Suezmaxes and the Alexander Spirit and the associated long-term fixed-rate time-charter contracts for a total cost of $160 million. As described in Note 2, the acquisition was accounted for as a reorganization of entities under common control and accounted for on a basis similar to the pooling of interest basis. The Partnership financed the acquisition by assuming $126 million of debt, drawing $24 million on its existing revolving credit facilities and using $10 million of cash. In addition, the Partnership acquired approximately $15 million of working capital in exchange for a short-term vendor loan from Teekay Corporation. The excess of the purchase price over the historical carrying value of the assets acquired was $3.6 million and is reflected as a distribution of capital to Teekay Corporation.

During the years ended December 31, 2010 and 2009, $0.7 million and $1.6 million, respectively, of general and administrative expenses attributable to the operations of the Centrofin Suezmaxes and Alexander Spirit were incurred by Teekay Corporation and have been allocated to the Partnership as part of the results of the Dropdown Predecessor.

During the years ended December 31, 2010 and 2009, $0.3 million and $0.4 million, respectively, of interest expense attributable to the operations of the Alexander Spirit was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

b) Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit (or the Kenai LNG Carriers), are employed on long-term charter contracts with subsidiaries of Teekay Corporation. In addition, the Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership and its subsidiaries with administrative, crew training, advisory, technical and strategic consulting services. Finally, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions, excluding expenses allocated to the Partnership as part of the result of the Dropdown Predecessor, were as follows for the periods indicated:

	Year Ended
	December 31, 2011 $	December 31, 2010 $	December 31, 2009 $
Revenues(1)	35,068	36,512	38,860
Vessel operating expenses(2)	33,135	30,556	27,428
General and administrative(3) (4) (5)	15,468	14,919	11,403

(1)	Commencing in 2008, the Kenai LNG Carriers were time-chartered to Teekay Corporation at a fixed-rate for a period of ten years, (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).
(2)	Teekay Corporation’s crew salaries and training.
(3)	Teekay Corporation’s administrative, advisory, technical and strategic management fees.
(4)	Includes $1.0 million, $0.8 million and $0.8 million of reimbursed costs incurred by Teekay GP L.L.C. during the years ended December 31, 2011, 2010 and 2009, respectively.
(5)	Amounts are net of $1.0 million, $1.0 million and $0.7 million for the years ended December 31, 2011, 2010 and 2009, respectively, which consist of the amortization of $3.0 million paid to the Partnership by Teekay Corporation in March 2009 for the right to provide ship management services to certain of the Partnership’s vessels.

c) As at December 31, 2011 and 2010, crewing and manning costs of $4.1 million and $3.6 million, respectively, were payable to affiliates and were included as part of accounts payable and accrued liabilities in the Partnership’s consolidated balance sheets. In addition, as at December 31, 2011 and 2010, non-interest bearing advances to affiliates totaled $11.9 million and $6.1 million, respectively, and non-interest bearing advances from affiliates totaled $17.4 million and $133.4 million, respectively. These advances are unsecured and have no fixed repayment terms, however, they are expected to be settled within the next fiscal year.

d) The Partnership was a party to an agreement with Teekay Corporation pursuant to which Teekay Corporation provided the Partnership with off-hire insurance for certain of its LNG carriers. The Partnership did not renew this off-hire insurance with Teekay Corporation, which expired during the second quarter of 2009 and incurred $0.5 million of these costs in 2009. The Partnership currently obtains third-party off-hire insurance for certain of its LNG carriers and self-insures the remaining vessels in its fleet.

e) In connection with the Partnership’s initial public offering in May 2005, the Partnership entered into an omnibus agreement with Teekay Corporation, the General Partner and other related parties governing, among other things, when the Partnership and Teekay Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers. In December 2006, the omnibus agreement was amended in connection with the initial public offering of Teekay Offshore Partners L.P. (or Teekay Offshore). As amended, the agreement governs, among other things, when the Partnership, Teekay Corporation and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake units and floating production, storage and offloading units.

f) On August 10, 2009, the Partnership acquired 99% of Teekay Corporation’s 70% ownership interest in the Teekay Tangguh Joint Venture (giving the Partnership a 69% interest in the joint venture) for a purchase price of $69.1 million (net of assumed debt). This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets of $31.8 million was accounted for as an equity distribution to Teekay Corporation. The remaining 30% interest in the Teekay Tangguh Joint Venture is held by BLT LNG Tangguh Corporation.

g) The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract was 15 years as of December 31, 2011, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate.

During the years ended December 31, 2011, 2010 and 2009, the Partnership realized losses of $0.1 million, $1.9 million and $0.9 million, respectively, for amounts paid to Teekay Corporation as a result of this agreement (see Note 13). The amounts payable or receivable from Teekay Corporation are settled at the end of each year.

h) In July 2008, subsidiaries of Teekay Corporation (or the Skaugen Multigas Subsidiaries) signed contracts to purchase from I.M. Skaugen ASA (or Skaugen) two multigas carriers (or the Skaugen Multigas Carriers), which are two technically advanced 12,000-cubic meter newbuilding ships capable of carrying LNG, LPG or ethylene. The Partnership agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery of the vessels.

On June 15, 2011 and October 17, 2011, the two Skaugen Multigas Carriers, the Norgas Unikum and the Norgas Vision, were delivered and commenced service under a 15-year, fixed-rate charters to Skaugen. On delivery, the Partnership concurrently acquired Teekay Corporation’s 100% ownership interests in the Skaugen Multigas Subsidiaries for a purchase price of $114.5 million. These transactions were concluded between entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the combined purchase price over the combined book value of the assets of $8.2 million was accounted for as an equity distribution to Teekay Corporation.

i) In June and November 2009, in conjunction with the acquisition of two LPG carriers from Skaugen (or the Skaugen LPG Carriers), Teekay Corporation novated interest rate swaps, each with a notional amount of $30.0 million, to the Partnership for no consideration. During 2010, the Partnership agreed to acquire an interest rate swap, with a notional amount of $30.0 million, relating to the third Skaugen LPG Carrier from

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Teekay Corporation for no consideration and the Partnership accounted for this swap during 2010. The actual acquisition of this interest rate swap was concurrent with the delivery of the third Skaugen LPG Carrier on September 15, 2011. These transactions were concluded between related parties and thus the interest rate swaps were recorded at their carrying values which were equal to their fair values. The excess of the liabilities assumed over the consideration paid amounting to $1.5 million and $4.8 million were charged to equity during the years ended December 31, 2010 and 2009, respectively.

j) In November 2009, the Partnership sold 1% of its interest in the Kenai LNG Carriers to Teekay GP L.L.C. (or the General Partner) for approximately $2.3 million.

k) During September and October 2011, the Partnership sold 1% of its ownership interest in its Skaugen Multigas Subsidiaries and the Skaugen LPG Carriers to the General Partner for approximately $1.8 million.

l) In December 2007, a consortium in which Teekay Corporation had a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers (or the Angola LNG Carriers) for a period of 20 years to Angola LNG Supply Services LLC. The consortium entered into agreements to construct the four LNG carriers at a total cost of approximately $906.0 million (of which Teekay Corporation’s 33% portion was $299.0 million), excluding capitalized interest. The vessels were chartered at fixed rates, with inflation adjustments, commencing upon delivery of the vessels. In March 2011, the Partnership agreed to acquire Teekay Corporation’s 33% ownership interest in these vessels and related charter contracts upon delivery of each vessel.

During August, September and October 2011, three of the Angola LNG Carriers delivered and commenced their 20-year, fixed-rate charter to Angola LNG Supply Services. Concurrently, the Partnership acquired Teekay Corporation’s 33% ownership interest in these three vessels and related charter contracts for a total equity purchase price of $57.3 million (net of assumed debt of $193.8 million). This transaction was concluded between entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets of $46.2 million was accounted for as an equity distribution to Teekay Corporation. The Partnership’s investments in the Angola LNG Carriers are accounted for using the equity method. The remaining Angola LNG Carrier delivered in January 2012 for an aggregate equity purchase price of approximately $19 million (net of assumed debt of $65 million), subject to adjustment based on actual costs incurred at the time of delivery.

13.	Derivative Instruments

The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes.

The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. As at December 31, 2011, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Assets (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	423,748	(119,895)	25.1	4.9
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	209,812	(60,441)	7.2	6.2
U.S. Dollar-denominated interest rate swaps	LIBOR	90,000	(18,183)	6.7	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(21,755)	5.0	5.3
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	218,750	(57,996)	17.0	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	470,199	159,603	25.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4)	EURIBOR	348,905	(25,796)	12.5	3.1

			(144,463)

(1)	Excludes the margins the Partnership pays on its drawn floating-rate debt, which, at December 31, 2011, ranged from 0.3% to 2.75%.
(2)	Principal amount reduces quarterly.
(3)	Principal amount reduces semi-annually.
(4)	Principal amount reduces monthly to 70.1 million Euros ($90.9 million) by the maturity dates of the swap agreements.

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

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative at December 31, 2011 was a liability of $0.6 million (December 31, 2010 – a liability of $10.0 million).

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

	Accounts receivable	Current portion of derivative assets	Derivative assets	Accrued liabilities	Current portion of derivative liabilities	Derivative liabilities
As at December 31, 2011
Interest rate swap agreements	4,344	15,608	139,651	(11,448)	(43,973)	(248,645)
Toledo Spirit time-charter derivative	—	—	—	—	—	(600)

	4,344	15,608	139,651	(11,448)	(43,973)	(249,245)

As at December 31, 2010
Interest rate swap agreements	4,587	16,758	45,525	(11,498)	(50,603)	(139,362)
Toledo Spirit time-charter derivative	—	—	—	—	—	(10,000)

	4,587	16,758	45,525	(11,498)	(50,603)	(149,362)

The following table presents the gains (losses) for those derivative instruments not designated or qualifying as hedging instruments. All gains (losses) are presented as realized and unrealized loss on derivative instruments in the Partnership’s consolidated statements of income.

	Year Ended December 31,
	2011			2010			2009
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total

Interest rate swap agreements	(62,660)	(9,677)	(72,337)	(42,495)	(34,906)	(77,401)	(36,222)	(11,143)	(47,365)
Toledo Spirit time-charter derivative	(93)	9,400	9,307	(1,919)	600	(1,319)	(940)	7,355	6,415

	(62,753)	(277)	(63,030)	(44,414)	(34,306)	(78,720)	(37,162)	(3,788)	(40,950)

14.	Commitments and Contingencies

a) The Partnership consolidates certain variable interest entities (or VIEs) within its consolidated financial statements. In general, a VIE is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

In July 2008, the Skaugen Multigas Subsidiaries signed contracts for the purchase of the Skaugen Multigas Carriers from Skaugen. The Partnership agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery of the vessels. Each vessel is scheduled to commence service under 15-year, fixed-rate charters to Skaugen upon delivery. Subsequent to July 2008 and prior to the delivery of the vessels in June and October 2011, the Partnership consolidated the Skaugen Multigas Subsidiaries as they were VIEs and the Partnership was the primary beneficiary during this period. The Partnership acquired 100% of the shares of the two Skaugen Multigas Subsidiaries on June 15, 2011 and October 17, 2011, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The following table summarizes the balance sheet of the Skaugen Multigas Subsidiaries as at December 31, 2010:

December 31, 2010 $
ASSETS
Vessels and equipment
Advances on newbuilding contracts	79,535
Other assets	651

Total assets	80,186

LIABILITIES AND DEFICIT
Accrued liabilities and other	587
Advances from affiliates	79,612

Total liabilities	80,199
Total deficit	(13)

Total liabilities and total deficit	80,186

b) In December 2007, a consortium in which Teekay Corporation had a 33% ownership interest agreed to charter the four newbuilding Angola LNG Carriers for a period of 20 years to Angola LNG Supply Services. The consortium entered into agreements to construct the four LNG carriers at a total cost of approximately $906.0 million (of which Teekay Corporation’s 33% portion was $299.0 million), excluding capitalized interest. As at December 31, 2011, payments made towards these commitments by the joint venture companies totaled $770.1 million (of which Teekay Corporation’s 33% contribution was $254.1 million), excluding capitalized interest and other miscellaneous construction costs. As at December 31, 2011, the remaining payments required to be made in early 2012 under these contracts was $135.9 million, of which Teekay Corporation’s share was 33% of this amount. The vessels are chartered at fixed rates, with inflation adjustments, upon deliveries of the vessels.

In March 2011, the Partnership agreed to acquire Teekay Corporation’s 33% ownership interest in these vessels and related charter contracts for a total equity purchase price of approximately $76 million (net of assumed debt of approximately $258 million) subject to adjustment based on actual costs incurred at the time of delivery. During August, September and October 2011, three of the Angola LNG Carriers delivered and commenced their 20-year, fixed-rate charters to Angola LNG Supply Services, at which time the Partnership took ownership of the investment (see note 12l). The remaining Angola LNG Carrier delivered in January 2012 for a cost of approximately $19 million (net of assumed debt of approximately $65 million) subject to adjustment based on actual costs incurred at the time of delivery. It was determined that these vessel companies were VIEs; however, the Partnership was not the primary beneficiary.

c) In October 2011, the Partnership entered into an agreement with Marubeni Corporation to acquire, through a joint venture, ownership interests in six LNG carriers from A.P. Moller-Maersk A/S for an aggregate purchase price of approximately $1.3 billion. The Partnership owns 52% of the joint venture which has a 100% ownership interest in the six LNG carriers. The transaction was completed on February 28, 2012 (see Note 21).

d) As described in Note 6, Teekay Nakilat is the lessee under 30-year capital lease arrangements with a third party for the RasGas II LNG carriers (or RasGas II Leases). The UK taxing authority, (or HMRC), has been urging our lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that Teekay Nakilat enter into negotiations to terminate the RasGas II Leases. Teekay Nakilat has declined this request as it does not believe that HRMC would be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision, regarding a similar financial lease of an LNG carrier, that ruled in favor of the taxpayer. However, it is possible that the HMRC may appeal that decision. If the HMRC were able to successfully challenge the RasGas II Leases, Teekay Nakilat could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. The Partnership estimates its 70% share of the potential exposure to range from $54 million to $77 million.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

15.	Supplemental Cash Flow Information

a) The changes in operating assets and liabilities for years ended December 31, 2011, 2010 and 2009 are as follows:

	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $	Year Ended December 31, 2009 $

Accounts receivable	5,698	(8,442)	3,888
Prepaid expenses and other operating assets	619	4,018	5,677
Accounts payable	(1,054)	(326)	(6,203)
Accrued liabilities	8,374	(6,222)	9,504
Unearned revenue and other operating liabilities	(1,876)	2,767	10,301
Restricted cash	(2,644)	—	—
Advances to and from affiliates and joint venture partners	(42,551)	11,234	3,821

Total	(33,434)	3,029	26,988

b) Cash interest paid (including interest paid by the Dropdown Predecessor and realized losses on interest rate swaps) on long-term debt, advances from affiliates and capital lease obligations, net of amounts capitalized, during the years ended December 31, 2011, 2010 and 2009 totaled $154.3 million (including a termination fee of $22.6 million), $135.5 million and $105.0 million, respectively.

c) The Partnership’s consolidated statements of cash flows for the years ended December 31, 2010 and 2009 reflect the Dropdown Predecessor as if the Partnership had acquired the Dropdown Predecessor when the vessels began operations under the ownership of Teekay Corporation.

d) During the years ended December 31, 2011, 2010 and 2009 cash paid for corporate income taxes was $1.5 million, $0.2 million and $0.2 million, respectively.

e) During the year ended December 31, 2009, the Tangguh LNG Carriers commenced their external time-charter contracts under direct financing leases. The initial recognition of the net investments in direct financing leases for both vessels of $425.9 million were treated as non-cash transactions in the Partnership’s consolidated statements of cash flows.

f) In June and November 2009, Teekay Corporation novated interest rate swaps, each with a notional amount of $30.0 million, to the Partnership for no consideration. During 2010, the Partnership agreed to acquire an interest rate swap from Teekay Corporation for no consideration and this interest swap was acquired by the Partnership in 2011. These transactions were concluded between related parties and thus the interest rate swaps were recorded at their carrying value. The excess of the liabilities assumed over the consideration received, amounting to $1.5 million and $4.8 million for the years ended December 31, 2010 and 2009, respectively, were charged to equity and treated as non-cash transactions in the Partnership’s consolidated statements of cash flows.

g) In November 2010, the $37.3 million portion of the purchase price relating to the Partnership’s 50% acquisition of the Excalibur and Excelsior Joint Ventures through the issuance of 1.1 million common units was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

16.	Total Capital and Net Income Per Unit

The following table summarizes the issuances of common units over the three years ending December 31, 2011:

Date	Number of Common Units Issued	Offering Price	Gross Proceeds (1)	Net Proceeds	Teekay Corporation’s Ownership After the Offering(2)	Use of Proceeds
March 2009	4,000,000	$17.60	71,800	68,691	53.10%	Prepayment of revolving credit facilities
November 2009	3,950,600	$24.40	98,400	93,737	49.20%	Prepayment of revolving credit facilities
July 2010	1,713,502	$29.18	51,000	50,921	47.70%	Prepayment of revolving credit facilities and general corporate purposes
November 2010	1,052,749	$35.44	38,070	38,070	46.83%	Acquisition of Excelsior Joint Venture
April 2011	4,251,800	$38.88	168,684	161,655	43.62%	Prepayment of revolving credit facilities
November 2011	5,500,000	$33.40	187,449	179,523	40.09%	Prepayment of revolving credit facilities

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

(1)	Including General Partner’s 2% proportionate capital contribution
(2)	Including Teekay Corporation’s indirect 2% general partner interest

During 2011, the board of directors of the General Partner authorized the award by the Partnership of 1,267 common units to each of the four non-employee directors with a value of approximately $50,000 for each award. The Chairman was awarded 2,217 common units with a value of approximately $87,500. These common units were purchased by the Partnership in the open market in May 2011 and were fully vested upon grant. During 2010 and 2009, the Partnership awarded 1,007 and 1,644 common units, respectively, as compensation to each of the four non-employee directors. The awards were fully vested in May 2010 and September 2009, respectively. The compensation to the non-employee directors is included in general and administrative expenses on the consolidated statements of income.

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

Subordinated Units

All of the Partnership’s subordinated units, which were issued in connection with the Partnership’s initial public offering in 2005, were held by a subsidiary of Teekay Corporation. Under the partnership agreement, during the subordination period applicable to the Partnership’s subordinated units, the common units had the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units was to increase the likelihood that during the subordination period there would be available cash to be distributed on the common units.

On May 19, 2009, 3.7 million subordinated units were converted into an equal number of common units as provided for under the terms of the partnership agreement and began participating pro rata with the other common units in distributions of available cash commencing with the August 2009 distribution. The price of the Partnership’s units at the time of conversion was $17.66.

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

During 2011, cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation.

In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the unitholders and the General Partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.

Net Income Per Unit

Net income per unit is determined by dividing net income, after deducting the amount of net income attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period.

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

Pursuant to the Partnership agreement, allocations to partners are made on a quarterly basis.

17.	Other Information

a) On November 5, 2010, the Partnership sold one of its LPG carriers, the Dania Spirit, for proceeds of $21.5 million, resulting in a gain of $4.3 million.

b) The Partnership had an agreement to acquire the three Skaugen LPG Carriers from Skaugen upon delivery for approximately $33 million. The first two vessels delivered in 2009 and the remaining vessel in 2011. Upon deliveries, the vessels were chartered to Skaugen at fixed rates for a period of 15 years.

c) On November 4, 2010, the Partnership acquired a 50% interest in the Excalibur and Excelsior Joint Ventures from Exmar NV for a total equity purchase price of approximately $72.5 million (net of assumed debt). The Partnership financed $37.3 million of the purchase price by issuing to Exmar NV approximately 1.1 million new common units with the balance financed by drawing on one of the Partnership’s revolving credit facilities. As part of the transaction the Partnership agreed to guarantee its 50% share of the $206 million of debt secured by the Excalibur and Excelsior Joint Ventures. The excess of the Partnership’s investment in the Excalibur and Excelsior Joint Ventures over its underlying equity in the net assets, which amounts to approximately $51 million, has substantially been accounted for as an increase to the carrying value of the vessels of the Excalibur and Excelsior Joint Ventures, in accordance with the finalized purchase price adjustments.

18.	Restructuring Charge

During 2009, the Partnership restructured certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay Corporation and changed the nationality of certain seafarer positions. During the years ended December 31, 2010 and 2009, the Partnership incurred expenses of $0.2 million and $3.3 million, respectively, in connection with these restructuring plans. The carrying amount of the liability as at December 31, 2011 and 2010 was nil.

19.	Equity Method Investments

The Partnership has a 40% interest in the Teekay Nakilat (III) Corporation (or RasGas 3 Joint Venture) and a 50% interest in the Excalibur and Excelsior Joint Ventures (see Note 17c). During August, September and October 2011, three of the Angola LNG Carriers delivered and commenced their 20-year, fixed-rate charters to Angola LNG Supply Services (or the Angola Joint Venture). Concurrently, the Partnership acquired Teekay Corporation’s 33% ownership interest in these three vessels and related charter contracts (see Note 12l).

These joint ventures are accounted for using the equity method. The RasGas 3 Joint Venture, the Excelsior Joint Venture and the Angola Joint Venture are considered VIEs; however, the Partnership is not the primary beneficiary and consolidation is not required. The Partnership’s maximum exposure to loss as a result of its investment in the RasGas 3 Joint Venture, the Excelsior Joint Venture and three of the Angola LNG Carriers is the amount it has invested in these joint ventures, which were $97.4 million, $56.1 million and $12.8 million respectively, as at December 31, 2011. In addition the Partnership also guarantees its portion of the Excelsior Joint Venture’s debt of $45.4 million and the Angola Joint Venture’s debt and swaps of $218.0 million.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The following table presents aggregated summarized financial information assuming a 100% ownership interest in the Partnership’s equity method investments and excluding the impact from purchase price adjustments arising from the acquisition of the Excalibur and Excelsior Joint Ventures.

	Years ended December 31,
	2011 (1) $	2010 (2) $	2009 $
Current assets	128,608	97,605
Non-current assets	2,121,408	1,424,450
Current liabilities	140,899	88,990
Non-current liabilities	1,798,946	1,162,556

Voyage revenues	167,094	106,371	99,593
Income from vessel operations	124,553	83,992	80,951
Realized and unrealized (loss) gain on derivative instruments	(41,622)	(35,173)	10,692
Net Income	51,492	20,092	59,918

(1)	The results included for the Angola Joint Venture were from the time the vessels delivered from August, September and October 2011 to December 31, 2011.
(2)	The results included for the Excalibur and Excelsior Joint Ventures were from November 4, 2010 to December 31, 2010.

20.	Accounting Pronouncements Not Yet Adopted

In May 2011, the FASB issued amendments to FASB ASC 820, Fair Value Measurement, which clarify or change the application of existing fair value measurements, including: that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. These amendments are effective for the Partnership on January 1, 2012. The Partnership is currently assessing the potential impact, if any, of these amendments on its consolidated financial statements.

21.	Subsequent Events

On February 28, 2012, a joint venture (or Teekay LNG-Marubeni Joint Venture) between the Partnership and Marubeni Corporation acquired a 100% interest in six LNG carriers from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. The Teekay LNG-Marubeni Joint Venture financed this acquisition with $1.06 billion from secured loan facilities and $266 million from equity contributions from the Partnership and Marubeni Corporation. The Partnership has a 52% economic interest in the Teekay LNG-Marubeni Joint Venture and consequently its share of the equity contribution was approximately $138 million. The Partnership financed this equity contribution by borrowing under its existing credit facilities.