Form 20-F
period 2012-12-31
Teekay LNG Partners L.P.
filed 2013-04-16
CIK 1308106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Telephone: (441) 298-2530

(Address and telephone number of principal executive offices)

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

69,683,763 Common Units

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

PART I

This annual report of Teekay LNG Partners L.P. on Form 20-F for the year ended December 31, 2012 (or Annual Report) should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

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

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	our ability to make cash distributions on our units or any increases in quarterly distributions;

•	our future financial condition and results of operations and our future revenues and expenses;

•	growth prospects of the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping and oil tanker markets;

•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets;

•	our ability to conduct and operate our business and the business of our subsidiaries in a manner than minimizes taxes imposed upon us and our subsidiaries;

•	the expected lifespan of our vessels;

•	the expected source of funds for short-term and long-term liquidity needs;

•	estimated capital expenditures and our ability to fund them;

•	our ability to maintain long-term relationships with major LNG and LPG importers and exporters and major crude oil companies;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time-charters with our LNG and LPG customers;

•	our expectation of not earning revenues from voyage charters in the foreseeable future;

•	the recent economic downturn and financial crisis in the global market and potential negative effects on our customers’ ability to charter our vessels and pay for our services;

•	obtaining LNG and LPG projects that we or Teekay Corporation bid on or that Teekay Corporation has been awarded;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	expected purchases and deliveries of newbuilding vessels and commencement of service of newbuildings under long-term contracts and our ability to obtain long-term contracts on our newbuildings;

•	the expected timing, amount and method of financing for the purchase of five of our leased Suezmax tankers;

•	our expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	our ability to continue to obtain all permits, licenses, and certificates material to our operations;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	the expected cost to install ballast water treatment systems on our tankers in compliance with IMO proposals;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	the adequacy of our insurance coverage for accident-related risks, environmental damage and pollution;

•	the future valuation of goodwill;

•	our expectations as to any impairment of our vessels;

•	our involvement in any EU anti-trust investigation of container line operators;

•	our expectation regarding our vessels’ ability to perform to specifications and maintain their hire rates;

•	anticipated taxation of our partnership and its subsidiaries; and

•	our business strategy and other plans and objectives for future operations.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Set forth below is selected consolidated financial and other data of Teekay LNG Partners and its subsidiaries for the fiscal years 2008 through 2012, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, (a) Item 5. “Operating and Financial Review and Prospects,” included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the consolidated financial statements for the years ended December 31, 2012, 2011 and 2010.

From time to time we purchase vessels from Teekay Corporation. In 2008 and 2010, we acquired two LNG carriers and three conventional tankers from Teekay Corporation, respectively. These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, our consolidated statements of income (loss) for the years ended December 31, 2010, 2009 and 2008 reflect the results of operations of these five vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation, which were December 13 and 14, 2007 for the two LNG carriers, and between May 2009 and September 2009 for the three conventional tankers. Please refer to Item 5 – “Operating and Financial Review and Prospects: Results of Operations – Items You Should Consider When Evaluating Our Results of Operations”.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

(in thousands of U.S. Dollars, except per unit and fleet data)	Year Ended December 31, 2008 $	Year Ended December 31, 2009 $	Year Ended December 31, 2010 $	Year Ended December 31, 2011 $	Year Ended December 31, 2012 $
Income Statement Data:
Voyage revenues	314,404	343,048	374,008	379,975	392,251

Operating expenses:
Voyage expenses(1)	3,253	2,034	2,042	1,387	1,772
Vessel operating expenses(2)	77,113	82,374	84,577	89,046	86,347
Depreciation and amortization	76,880	82,686	89,347	91,919	99,825
General and administrative	20,201	19,764	23,247	24,120	27,149
Write down of vessels	—	—	—	—	29,367
Gain on sale of vessel	—	—	(4,340)	—	—
Restructuring charge	—	3,250	175	—	—
Goodwill impairment	3,648	—	—	—	—

Total operating expenses	181,095	190,108	195,048	206,472	244,460

Income from vessel operations	133,309	152,940	178,960	173,503	147,791

Equity income(3)	136	27,639	8,043	20,584	78,866
Interest expense	(138,317)	(60,457)	(49,019)	(49,880)	(54,211)
Interest income	64,325	13,873	7,190	6,687	3,502
Realized and unrealized loss on derivative instruments(4)	(99,954)	(40,950)	(78,720)	(63,030)	(29,620)
Foreign currency exchange gain (loss)(5)	18,244	(10,806)	27,545	10,310	(8,244)
Other income (expense)	1,250	392	615	(37)	1,683
Income tax expense	(205)	(694)	(1,670)	(781)	(625)

Net (loss) income	(21,212)	81,937	92,944	97,356	139,142

Non-controlling interest in net (loss) income	(40,698)	29,310	3,062	7,508	15,437
Dropdown Predecessor’s interest in net (loss) income	894	5,302	2,258	—	—
General Partner’s interest in net (loss) income	11,989	5,180	8,896	11,474	21,303
Limited partners’ interest in net (loss) income	6,603	42,145	78,728	78,374	102,402
Limited partners’ interest in net (loss) income per:
Common unit (basic and diluted)	0.63	0.86	1.46	1.33	1.54
Subordinated unit (basic and diluted)	(0.29)	0.80	2.04	—	—
Total unit (basic and diluted)	0.36	0.85	1.48	1.33	1.54
Cash distributions declared per unit	2.1800	2.2800	2.3700	2.5200	2.6550
Balance Sheet Data (at end of period):
Cash and cash equivalents	117,641	108,350	81,055	93,627	113,577
Restricted cash(6)	642,949	611,520	572,138	495,634	528,589
Vessels and equipment(7)	2,207,878	2,077,604	2,019,576	2,021,125	1,949,640
Net investments in direct financing leases(8)	—	421,441	415,695	409,541	403,386
Total assets(6)	3,432,849	3,578,411	3,547,395	3,588,734	3,785,446
Total debt and capital lease obligations(6)	2,199,952	2,257,604	2,137,249	1,962,278	2,050,927
Partners’ and Dropdown Predecessor equity	805,851	903,231	896,200	1,113,467	1,212,980
Common units outstanding	33,338,320	44,972,563	55,106,100	64,857,900	69,683,763
Subordinated units outstanding	11,050,929	7,367,286	—	—	—
Cash Flow Data:
Net cash provided by (used in):
Operating activities	149,570	171,384	174,970	122,046	192,013
Financing activities	403,262	(10,060)	(167,746)	7,174	30,374
Investing activities	(527,082)	(170,615)	(34,519)	(116,648)	(202,437)
Other Financial Data:
Net voyage revenues(9)	311,151	341,014	371,966	378,588	390,479
EBITDA(10)	129,865	211,901	225,790	233,249	290,301
Adjusted EBITDA(10)	206,603	255,031	277,334	291,706	352,890
Capital expenditures:
Expenditures for vessels and equipment	172,093	134,926	26,652	64,685	39,894
Expenditures for dry docking	11,966	9,729	12,727	19,638	7,493
Liquefied Gas Fleet Data:(11)
Calendar-ship-days (12)	3,701	4,637	5,051	5,126	5,856
Average age of our fleet (in years at end of period)	4.4	4.6	5.3	5.8	6.6
Vessels at end of period	11	14	13	16	16
Conventional Fleet Data:
Calendar-ship-days(12)	2,928	3,448	4,015	4,015	4,026
Average age of our fleet (in years at end of period)	5.5	5.1	6.1	6.9	7.9
Vessels at end of period	8	11	11	11	11

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.
(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)	Equity income includes unrealized gains (losses) on derivative instruments of nil, $10.9 million, ($6.5) million, ($5.8) million and $5.5 million, for the years ended December 31, 2008, 2009, 2010, 2011 and 2012, respectively.
(4)	We entered into interest rate swaps to mitigate our interest rate risk from our floating-rate debt, leases and restricted cash. We also have entered into an agreement with Teekay Corporation relating to the Toledo Spirit time-charter contract under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us as a result of spot rates being in excess of the fixed rate. Changes in the fair value of our derivatives are recognized immediately into income and are presented as realized and unrealized loss on derivative instruments in the consolidated statements of income (loss). Please see Item 18 – Financial Statements: Note 13 – Derivative Instruments.
(5)	Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, unearned revenue, advances from affiliates, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. Starting in May 2012, foreign exchange gains and losses included realized and unrealized gains and losses on our cross currency swaps. Our primary sources for the foreign currency exchange gains and losses are our Euro-denominated term loans and Norwegian Kroner-denominated (or NOK) bonds. Euro-denominated term loans totaled 296.4 million Euros ($414.1 million) at December 31, 2008, 288.0 million Euros ($412.4 million) at December 31, 2009, 278.9 million Euros ($373.3 million) at December 31, 2010, 269.2 million Euros ($348.9 million) at December 31, 2011 and 258.8 million Euros ($341.4 million) at December 31, 2012. NOK-denominated bonds were issued in 2012 and totaled 700.0 million NOK ($125.8 million).
(6)	We operate certain of our LNG carriers under tax lease arrangements. Under these arrangements, we borrow under term loans and deposit the proceeds into restricted cash accounts. Concurrently, we enter into capital leases for the vessels, and the vessels are recorded as assets on our consolidated balance sheets. The restricted cash deposits, plus the interest earned on the deposits, will equal the remaining amounts we owe under the capital lease arrangements, including our obligations to purchase the vessels at the end of the lease term where applicable. Therefore, the payments under our capital leases are fully funded through our restricted cash deposits, and our continuing obligation is the repayment of the term loans. However, under GAAP we record both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets. This accounting treatment has the effect of increasing our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations.
(7)	Vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation and (c) advances on our newbuildings.
(8)	The external charters that commenced in 2009 with The Tangguh Production Sharing Contractors have been accounted for as direct financing leases. As a result, the two LNG vessels chartered to The Tangguh Production Sharing Contractors are not included as part of vessels and equipment.
(9)	Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time-charters the charterer pays the voyage expenses, whereas under voyage charter contracts the ship owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net voyage revenues with voyage revenues.

(in thousands of U.S. Dollars)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012

Voyage revenues	314,404	343,048	374,008	379,975	392,251
Voyage expenses	(3,253)	(2,034)	(2,042)	(1,387)	(1,772)

Net voyage revenues	311,151	341,014	371,966	378,588	390,479

(10)	EBITDA and Adjusted EBITDA are used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below:

•

Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization and realized and unrealized loss on derivative instruments relating to interest rate swaps and cross currency swaps, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net (loss) income between periods. We believe that including EBITDA and Adjusted EBITDA as financial and operating measures benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our common units.

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

Neither EBITDA nor Adjusted EBITDA, which are non-GAAP measures, should be considered as an alternative to net (loss) income, income from vessel operations, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net (loss) income and operating income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented in this Annual Report may not be comparable to similarly titled measures of other companies.

The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net (loss) income, and our historical consolidated Adjusted EBITDA to net operating cash flow.

(in thousands of U.S. Dollars)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
Reconciliation of “EBITDA” and “Adjusted EBITDA” to “Net (loss) income”:
Net (loss) income	(21,212)	81,937	92,944	97,356	139,142
Depreciation and amortization	76,880	82,686	89,347	91,919	99,825
Interest expense, net of interest income	73,992	46,584	41,829	43,193	50,709
Income tax expense	205	694	1,670	781	625

EBITDA	129,865	211,901	225,790	233,249	290,301

Restructuring charge	—	3,250	175	—	—
Write down of vessels	—	—	—	—	29,367
Foreign currency exchange (gain) loss	(18,244)	10,806	(27,545)	(10,310)	8,244
Gain on sale of vessel	—	—	(4,340)	—	—
Goodwill impairment	3,648	—	—	—	—
Unrealized loss (gain) on derivative instruments	84,546	3,788	34,306	277	(6,900)
Realized loss on interest rate swaps	6,788	36,222	42,495	62,660	37,427
Unrealized (gain) loss on interest rate swaps in equity accounted joint ventures included in equity income	—	(10,936)	6,453	5,830	(5,549)

Adjusted EBITDA	206,603	255,031	277,334	291,706	352,890

Reconciliation of “Adjusted EBITDA” to “Net operating cash flow”:
Net operating cash flow	149,570	171,384	174,970	122,046	192,013
Expenditures for dry docking	11,966	9,729	12,727	19,638	7,493
Interest expense, net of interest income	73,992	46,584	41,829	43,193	50,709
Income tax expense	205	694	1,670	781	625
Change in operating assets and liabilities	(34,450)	(28,788)	(6,657)	33,458	7,307
Equity income from joint ventures	136	27,639	8,043	20,584	78,866
Restructuring charge	—	3,250	175	—	—
Realized loss on interest rate swaps	6,788	36,222	42,495	62,660	37,427
Unrealized (gain) loss on interest rate swaps in equity accounted joint ventures included in equity income (loss)	—	(10,936)	6,453	5,830	(5,549)
Dividends received from equity accounted joint ventures	—	—	—	(15,340)	(14,700)
Other, net	(1,604)	(747)	(4,371)	(1,144)	(1,301)

Adjusted EBITDA	206,603	255,031	277,334	291,706	352,890

(11)	Fleet data does not include six LNG carriers (or the MALT LNG Carriers) relating to our joint venture with Marubeni Corporation, four LNG carriers (or the RasGas 3 LNG Carriers) relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation, four LNG carriers relating to the Angola Project (or the Angola LNG Carriers) and two LNG carriers relating to our joint ventures with Exmar NV (or the Exmar LNG Carriers), all of which are accounted for under the equity method.
(12)	Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels were in our possession during that period (including five vessels deemed to be in our possession for accounting purposes as a result of the impact of the Dropdown Predecessor prior to our actual acquisition of such vessels).

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

We may not have sufficient cash available each quarter to pay the current level of quarterly distributions on our common units. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

•	the rates we obtain from our charters;

•	the charterers options to terminate charter contracts;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the continued availability of LNG and LPG production, liquefaction and regasification facilities;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry docking of our vessels;

•	delays in the delivery of newbuildings and the beginning of payments under charters relating to those vessels;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for distribution also will depend on factors such as:

•	the level of capital expenditures we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including to pay distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future capital expenditures and other matters, established by Teekay GP L.L.C., our general partner (or the General Partner) in its discretion.

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

In addition, our actual maintenance capital expenditures vary significantly from quarter to quarter based on, among other things, the number of vessels dry docked during that quarter. Our partnership agreement requires our General Partner to deduct estimated, rather than actual, maintenance capital expenditures from operating surplus (as defined in our partnership agreement) each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee of our General Partner’s board of directors at least once a year. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures — as we expect will be the case in the years we are not required to make expenditures for mandatory dry dockings — the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus. If our General Partner underestimates the appropriate level of estimated maintenance capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures begin to exceed our previous estimates.

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

We make substantial capital expenditures to increase the size of our fleet. For example, on February 12, 2013, we acquired a 50% interest, through a joint venture with Exmar NV (or Exmar), to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA includes 20 owned LPG carriers (including eight newbuildings) and five chartered-in LPG carriers. In addition, on December 12, 2012, we entered into an agreement for the construction of two 173,400 cubic meter LNG carrier newbuildings, with options to order up to three additional vessels. We expect these newbuildings to deliver in 2016. Please read Item 5 – Operating and Financial Review and Prospects, for additional information about these acquisitions. We may also be obligated to purchase five of our leased Suezmax tankers upon the charterer’s option, which may occur at various times from 2014 through to 2018 and which have an aggregate purchase price of approximately $165.5 million at December 31, 2012.

We and Teekay Corporation regularly evaluate and pursue opportunities to provide the marine transportation requirements for new or expanding LNG and LPG projects. The award process relating to LNG transportation opportunities typically involves various stages and takes several months to complete. Neither we nor Teekay Corporation may be awarded charters relating to any of the projects we or it pursues. If any LNG project charters are awarded to Teekay Corporation, it must offer them to us pursuant to the terms of an omnibus agreement entered into in connection with our initial public offering. If we elect pursuant to the omnibus agreement to obtain Teekay Corporation’s interests in any projects Teekay Corporation may be awarded, or if we bid on and are awarded contracts relating to any LNG and LPG project, we will need to incur significant capital expenditures to buy Teekay Corporation’s interest in these LNG and LPG projects or to build the LNG and LPG carriers.

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

As at December 31, 2012, our consolidated debt, capital lease obligations and advances from affiliates totaled $2.1 billion and we had the capacity to borrow an additional $381.4 million under our credit facilities. These facilities may be used by us for general partnership purposes. If we are awarded contracts for new LNG or LPG projects, our consolidated debt and capital lease obligations will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

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

We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel, or any adjustment to our charter contracts could result in a significant loss of revenues and cash flow.

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

•	we decrease charter payments due under a charter because of the customer’s inability to continue making the original payments;

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

If we lose a key LNG time-charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most LNG time-charters and the lack of an established LNG spot market. If we are unable to re-deploy a LNG carrier, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. In addition, if a customer exercises its right to purchase a vessel, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time-charter.

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

We depend on Teekay Corporation and certain of our joint venture partners to assist us in operating our business and competing in our markets.

Pursuant to certain services agreements between us and certain of our operating subsidiaries, on the one hand, and certain subsidiaries of Teekay Corporation and certain of our joint venture partners, on the other hand, the Teekay Corporation subsidiaries and certain of our joint venture partners provide to us administrative and business development services and to our operating subsidiaries significant operational services (including vessel maintenance, crewing for some of our vessels, purchasing, shipyard supervision, insurance and financial services) and other technical, advisory and administrative services. Our operational success and ability to execute our growth strategy depend significantly upon Teekay Corporation’s and certain of our joint venture partners’ satisfactory performance of these services. Our business will be harmed if Teekay Corporation or certain of our joint venture partners fails to perform these services satisfactorily or if Teekay Corporation or certain of our joint venture partners stops providing these services to us.

Our ability to compete for the transportation requirements of LNG and oil projects and to enter into new time-charters and expand our customer relationships depends largely on our ability to leverage our relationship with Teekay Corporation and its reputation and relationships in the shipping industry. Our ability to compete for the transportation requirement of LPG projects and to enter into new charters and expand our customer relationships depends largely on our ability to leverage our relationship with certain of our joint venture partners and their reputation and relationships in the shipping industry. If Teekay Corporation or certain of our joint venture partners suffer material damage to its reputation or relationships it may harm our ability to:

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

Our operating subsidiaries may also contract with certain subsidiaries of Teekay Corporation for the Teekay Corporation subsidiaries and certain of our joint venture partners for the subsidiaries to have newbuildings constructed on behalf of our operating subsidiaries and to incur the construction-related financing. Our operating subsidiaries would purchase the vessels on or after delivery based on an agreed-upon price. None of our operating subsidiaries currently has this type of arrangement with Teekay Corporation or any of its affiliates.

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

•	decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;

•	additional sources of natural gas, including shale gas;

•	availability of alternative energy sources; and

•	negative global or regional economic or political conditions, particularly in LNG and LPG consuming regions, which could reduce energy consumption or its growth.

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

Our receipt of newbuildings could be delayed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances where our vessels are being or may be built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to finance the purchase or construction of the vessels; or

•	our inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could adversely affect our results or operations and financial condition and our ability to make cash distributions.

We may be unable to secure long-term charters for our LNG newbuildings before their scheduled deliveries.

On December 12, 2012, we entered into an agreement with Daewoo Shipbuilding & Marine Engineering Co., Ltd. of South Korea for the construction of two LNG newbuildings (with the option to order up to three additional vessels), without having secured corresponding long-term charters. The process of obtaining new long-term charters is highly competitive. Consequently, we may be unable to secure long-term charters for these or other newbuildings we may order before their scheduled delivery, if at all, which could harm our business, results of operations and financial condition and our ability to make cash distributions.

We may have more difficulty entering into long-term, fixed-rate LNG time-charters if an active short-term, medium-term or spot LNG shipping market develops.

LNG shipping historically has been transacted with long-term, fixed-rate time-charters, usually with terms ranging from 20 to 25 years. One of our principal strategies is to enter into additional long-term, fixed-rate LNG time-charters. In recent years the number of spot, short-term and medium-term LNG charters of under four years has been increasing. In 2012, they accounted for approximately 25% of global LNG trade.

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

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business. Any disruption caused by these factors could harm our business, including by reducing the levels of oil and gas exploration, development and production activities in these areas. We derive some of our revenues from shipping oil, LNG and LPG from politically and economically unstable regions, such as Angola and Yemen. Hostilities, strikes, or other political or economic instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in which we operate or to which we trade may harm our business and ability to make cash distributions. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results.

We assume a credit risk by entering into charter agreements with unrated entities.

Some of our vessels are chartered to unrated entities, such as the four LNG carriers chartered to Angola LNG Supply Services LLC and the two LNG carriers chartered to Yemen LNG Company Limited. Some of these unrated entities will use revenue generated from the sale of the shipped gas to pay their shipping and other operating expenses, including the charter fees. The price of the gas may be subject to market fluctuations and the LNG supply may be curtailed by start-up delays and stoppages. If the revenue generated by the charterer is insufficient to pay the charter fees, we may be unable to realize the expected economic benefit from these charter agreements.

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

Teekay Corporation and certain of our joint venture partners may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, or may have to pay substantially increased costs for its employees and crew.

Our success depends in large part on Teekay Corporation’s and certain of our joint venture partners’ ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. The ability to attract and retain qualified crew members under a competitive industry environment continues to put upward pressure on crew manning costs.

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

Teekay Corporation and its affiliates, including Teekay Offshore Partners L.P. (or Teekay Offshore), may engage in competition with us. Pursuant to an omnibus agreement between Teekay Corporation, Teekay Offshore, us and other related parties, Teekay Corporation, Teekay Offshore and their respective controlled affiliates (other than us and our subsidiaries) generally have agreed not to own, operate or charter LNG carriers without the consent of our General Partner. The omnibus agreement, however, allows Teekay Corporation, Teekay Offshore or any of such controlled affiliates to:

•

acquire LNG carriers and related time-charters as part of a business if a majority of the value of the total assets or business acquired is not attributable to the LNG carriers and time-charters, as determined in good faith by the board of directors of Teekay Corporation or the board of directors of Teekay Offshore’s general partner; however, if at any time Teekay Corporation or Teekay Offshore completes such an acquisition, it must offer to sell the LNG carriers and related time-charters to us for their fair market value plus any additional tax or other similar costs to Teekay Corporation or Teekay Offshore that would be required to transfer the LNG carriers and time-charters to us separately from the acquired business; or

•

own, operate and charter LNG carriers that relate to a bid or award for an LNG project that Teekay Corporation or any of its subsidiaries submits or receives; however, at least 180 days prior to the scheduled delivery date of any such LNG carrier, Teekay Corporation must offer to sell the LNG carrier and related time-charter to us, with the vessel valued at its “fully-built-up cost,” which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Corporation to acquire or construct and bring such LNG carrier to the condition and location necessary for our intended use, plus a reasonable allocation of overhead costs related to the development of such a project and other projects that would have been subject to the offer rights set forth in the omnibus agreement but were not completed.

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

Teekay Corporation, which owns and controls our General Partner, indirectly owns our 2% General Partner interest and as at December 31, 2012 owned a 36.2% limited partner interest in us. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our General Partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our General Partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

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

As described in Item 18 – Financial Statements: Note 6 – Leases and Restricted Cash, the Teekay Nakilat Joint Venture is the lessee under 30-year capital lease arrangements with a third party for the three RasGas II LNG Carriers (or the RasGas II Leases). The UK taxing authority (or HMRC) has been urging the lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that the Teekay Nakilat Joint Venture enter into negotiations to terminate the RasGas II Leases. The Teekay Nakilat Joint Venture has declined this request as it does not believe that HRMC would be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision, regarding a similar financial lease of an LNG carrier, that ruled in favor of the taxpayer. However, the HMRC is appealing that decision and the appeal is expected to be heard in May 2013. If the HMRC were able to successfully challenge the RasGas II Leases, the Teekay Nakilat Joint Venture could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. The Partnership estimates its 70% share of the potential exposure to be approximately $29 million, exclusive of potential financing and interest rate swap termination costs.

The Teekay Nakilat Joint Venture has received notification from the lessor of the three vessels of a credit rating downgrade to the bank that was providing the letter of credit (or LC Bank) to Teekay Nakilat Joint Venture’s tax lease. As a result, the lessor has claimed an increase to the lease rentals over the remaining term of the RasGas II Leases and instructed that an estimated $12 million additional amount of cash be placed on deposit by the Teekay Nakilat Joint Venture. The Teekay Nakilat Joint Venture has engaged external legal counsel to assess these claims. Our 70% share of the present value of the lease rental increase claim is approximately $10 million; however, the final amount is dependent on external legal counsel’s review. The Teekay Nakilat Joint Venture is also looking at other alternatives to mitigate the impact of the downgrade to the LC Bank’s credit rating.

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

The decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) held that income derived from certain time chartering activities should be treated as rental income rather than service income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for purposes of the passive foreign investment company provisions of the Code. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing “qualifying income” under Section 7704 of the Code, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the “qualifying income” provisions under Section 7704 of the Code. Nevertheless, we intend to take the position that our time charter income is “qualifying income” within the meaning of Section 7704 of the Code. No assurance can be given, however, that the IRS, or a court of law, will accept our position. As such, there is some uncertainty regarding the status of our time charter income as “qualifying income” and therefore some uncertainty as to whether we will be classified as a partnership for federal income tax purposes. Please read “Item 10 – Additional Information – Taxation — United States Tax Consequences – Classification as a Partnership.”

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

Please read “Item 10 – Additional Information – Taxation – United States Tax Consequences — Possible Classification as a Corporation.”

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

We will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50.0 percent or more of the total interests in our capital or profits within any 12-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read “Item 10 – Additional Information – Taxation – United States Tax Consequences — Disposition of Common Units — Constructive Termination.”

Some of our subsidiaries that are classified as corporations for U.S. federal income tax purposes might be treated as “passive foreign investment companies,” which could result in additional taxes to our unitholders.

Certain of our subsidiaries that are classified as corporations for U.S. federal income tax purposes could be treated as “passive foreign investment companies” (or PFICs) for U.S. federal income tax purposes. U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. We have received a ruling from the IRS that our subsidiary Teekay LNG Holdco L.L.C. will be classified as a CFC rather than a PFIC as long as it is wholly-owned by a U.S. partnership. Our subsidiaries DHJS Hull No. 2007-001 L.L.C. and DHJS Hull No. 2007-002 L.L.C. are also owned by our U.S. partnership and we intend to take the position that these subsidiaries should also be treated as CFCs rather than PFICs. Moreover, we believe and intend to take the position that these subsidiaries were not PFICs at any time prior to the restructuring. No assurance can be given, however, that the IRS, or a court of law, will accept this position. Please read “Item 10 – Additional Information – Taxation – United States Tax Consequences – Taxation of our Subsidiary Corporations.”

Teekay Corporation owns less than 50.0 percent of our outstanding equity interests, which could cause certain of our subsidiaries and us to be subject to additional tax.

Certain of our subsidiaries are classified as corporations for U.S. federal income tax purposes. As such, these subsidiaries will be subject to U.S. federal income tax on the U.S. source portion of our income attributable to transportation that begins or ends (but not both) in the United States if they fail to qualify for an exemption from U.S. federal income tax (the Section 883 Exemption). Teekay Corporation indirectly owns less than 50.0 percent of certain of our subsidiaries’ and our outstanding equity interests. Consequently, we expect these subsidiaries failed to qualify for the Section 883 Exemption in 2012 and will fail to qualify for the Section 883 Exemption in subsequent tax years. Any resulting imposition of U.S. federal income taxes will result in decreased cash available for distribution to common unitholders. Please read “Item 10 – Additional Information –Taxation – United States Tax Consequences –Taxation of our Subsidiary Corporations.”

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

Item 4. Information on the Partnership

A. Overview, History and Development

Overview and History

Teekay LNG Partners L.P. is an international provider of marine transportation services for LNG, LPG and crude oil. We were formed in 2004 by Teekay Corporation (NYSE: TK), a leading provider of marine services to the global oil and natural gas industries, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate charters. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. Although we may acquire additional crude oil tankers from time to time, we view our conventional tanker fleet primarily as a source of stable cash flow as we seek to continue to expand our LNG and LPG operations.

As of December 31, 2012, our fleet, excluding newbuildings, consisted of 27 LNG carriers (including the six MALT LNG Carriers, four RasGas 3 LNG Carriers, the four Angola LNG Carriers and the two Exmar LNG carriers that are all accounted for under the equity method), ten Suezmax-class crude oil tankers, five LPG carriers and one Handymax product tanker, all of which are double-hulled. Our fleet is young, with an average age of approximately six years for our LNG carriers, approximately eight years for our conventional tankers (Suezmax and Handymax), and approximately two years for our LPG carriers, compared to world averages of 11, 8 and 16 years, respectively, as of December 31, 2012.

Our fleets of LNG and LPG carriers currently have approximately 4.2 million and 0.1 million cubic meters of total capacity, respectively. The aggregate capacity of our conventional tanker fleet is approximately 1.6 million deadweight tonnes (dwt).

Subsequent to December 31, 2012, we entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and includes 20 owned LPG carriers (including eight newbuildings scheduled for delivery between 2014 and 2016) and five chartered-in LPG carriers.

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

B. Operations

Our Charters

We generate revenues by charging customers for the transportation of their LNG, LPG and crude oil using our vessels. These services are provided through either a time-charter or bareboat charter contract, where vessels are chartered to customers for a fixed period of time at rates that are generally fixed but may contain a variable component based on inflation, interest rates or current market rates. The two newbuildings which are scheduled for delivery in the first half of 2016 are currently without contracts; however, we intend to secure long-term contract employment for both vessels prior to their delivery.

Our vessels mainly operate under long-term, fixed-rate charters primarily with major energy and utility companies and Teekay Corporation. The average remaining term for these charters is approximately 14 years for our LNG carriers, approximately 4 years for our conventional tankers (Suezmax and Handymax), and approximately 13 years for our LPG carriers, subject, in certain circumstances, to termination or vessel purchase rights.

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

Hire payments may be reduced or, under some charters, we must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount. Historically, we have had few instances of hire rate reductions and only one in our joint venture with Exmar that had an impact on our operating results.

When a vessel is “off-hire”—or not available for service— the customer generally is not required to pay the hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time-charter. A vessel will be deemed to be off-hire if it is in dry dock. We must periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. In addition, a vessel generally will be deemed off-hire if there is a loss of time due to, among other things: operational deficiencies; equipment breakdowns; delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

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

With the exception of the Arctic Spirit and Polar Spirit which are the only two ships in the world that utilize the Ishikawajima Harima Heavy Industries Self Supporting Prismatic Tank IMO Type B (or IHI SPB) independent tank technology, the remainder of our fleet makes use of one of the Gaz Transport and Technigaz (or GTT) membrane containment systems. The GTT membrane systems are used in the majority of LNG tankers now being constructed. New LNG carriers are generally expected to have a lifespan of approximately 35 to 40 years. Unlike the oil tanker industry, there currently are no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2012, our LNG carriers had an average age of approximately six years, compared to the world LNG carrier fleet average age of approximately 11 years. In addition, as at that date, there were approximately 373 vessels in the world LNG fleet and approximately 86 additional LNG carriers under construction or on order for delivery through 2017.

The following table provides additional information about our LNG carriers as of December 31, 2012:

Vessel	Capacity	Delivery	Our Ownership		Charterer	Expiration of Charter(1)
	(cubic meters)

Operating LNG carriers:

Hispania Spirit	137,814	2002	100%		Repsol YPF, S.A.	Sep. 2022	(4)
Catalunya Spirit	135,423	2003	100%		Gas Natural SDG	Aug. 2023	(4)
Galicia Spirit	137,814	2004	100%		Uniòn Fenosa Gas	Jun. 2029	(3)
Madrid Spirit	135,423	2004	100%		Repsol YPF, S.A.	Dec. 2024	(4)
Al Marrouna	149,539	2006	70% - capital lease	(2)	Ras Laffan Liquefied Natural Gas Company Ltd.	Oct. 2026	(5)
Al Areesh	148,786	2007	70% - capital lease	(2)	Ras Laffan Liquefied Natural Gas Company Ltd.	Jan. 2027	(5)
Al Daayen	148,853	2007	70% - capital lease	(2)	Ras Laffan Liquefied Natural Gas Company Ltd.	Apr. 2027	(5)
Tangguh Hiri	151,885	2008	69%		The Tangguh Production Sharing Contractors	Jan. 2029
Tangguh Sago	155,000	2009	69%		The Tangguh Production Sharing Contractors	May 2029
Al Huwaila	214,176	2008	40	%(9)	Ras Laffan Liquefied Natural Gas Company Ltd.	Apr. 2033	(4)
Al Kharsaah	214,198	2008	40	%(9)	Ras Laffan Liquefied Natural Gas Company Ltd.	Apr. 2033	(4)
Al Shamal	213,536	2008	40	%(9)	Ras Laffan Liquefied Natural Gas Company Ltd.	May 2033	(4)
Al Khuwair	213,101	2008	40	%(9)	Ras Laffan Liquefied	Jul. 2033	(4)
Arctic Spirit	87,305	1993	99%		Natural Gas Company Ltd. Teekay Corporation	Apr. 2018	(5)
Polar Spirit	87,305	1993	99%		Teekay Corporation	Apr. 2018	(5)
Excelsior	138,087	2005	50	%(10)	Excelerate Energy LP	Jan. 2025	(4)
Excalibur	138,000	2002	50% - capital lease	(10)	Excelerate Energy LP	Mar. 2022
Soyo	160,400	2011	33	%(11)	Angola LNG Supply Services LLC	Aug. 2031	(4)
Malanje	160,400	2011	33	%(11)	Angola LNG Supply Services LLC	Sep. 2031	(4)
Lobito	160,400	2011	33	%(11)	Angola LNG Supply Services LLC	Oct. 2031	(4)
Cubal	160,400	2012	33	%(11)	Angola LNG Supply Services LLC	Jan. 2032	(4)
Meridian Spirit	165,700	2010	52	%(12)	Total E&P Norge AS Mansel Limited	Oct. 2030	(7)
Magellan Spirit	165,700	2009	52	%(12)	Qatar Gas Transport Company Limited	Sep. 2016
Marib Spirit	165,500	2008	52	%(12)	Yemen LNG Company Limited	Mar. 2029	(7)
Arwa Spirit	165,500	2008	52	%(12)	Yemen LNG Company Limited	Apr. 2029	(7)
Methane Spirit	165,500	2008	52	%(12)	BP Shipping Limited	Apr. 2015	(8)
Woodside Donaldson	165,500	2009	52	%(12)	Pluto LNG Party Limited	Oct. 2026	(6)

Total Capacity:	4,241,245

(1)	Each of our time-charters are subject to certain termination and purchase provisions.
(2)	We lease the vessel under a tax lease arrangement and have an ownership interest of 70%. Please read Item 18 - Financial Statements: Note 6 – Leases and Restricted Cash.
(3)	The charterer has one option to extend the term for an additional five years.
(4)	The charterer has two options to extend the term for an additional five years each.
(5)	The charterer has three options to extend the term for an additional five years each.
(6)	The charterer has four options to extend the term for an additional five years each.
(7)	The charterer has three options to extend the term for one, five and five additional years, respectively.
(8)	The charterer has one option to extend the term for one additional year.
(9)	The RasGas 3 LNG Carriers are accounted for under the equity method.
(10)	The Exmar LNG Carriers are accounted for under the equity method.
(11)	The Angola LNG Carriers are accounted for under the equity method.
(12)	The MALT LNG Carriers are accounted for under the equity method.

The following table presents the percentage of our consolidated voyage revenues from LNG customers that accounted for more than 10% of our consolidated voyage revenues during 2012, 2011 and 2010.

	Year Ended December 31,
	2012	2011	2010
Ras Laffan Liquefied Natural Gas Company Ltd.	18%	18%	18%
Repsol YPF, S.A.	13%	14%	14%
The Tangguh Production Sharing Contractors	12%	12%	11%
Teekay Corporation	10%	Less than 10%	10%

No other LNG customer accounted for 10% or more of our revenues during any of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

Each LNG carrier that is owned by us is encumbered by a mortgage relating to the vessel’s financing. Each of the Al Marrouna, Al Areesh, Al Daayen and Excalibur is considered to be subject to a capital lease. Please read Item 18 – Financial Statements: Note 6 – Leases and Restricted Cash.

LPG Carriers

LPG shipping involves the transportation of three main categories of cargo: liquid petroleum gases including propane, butane and ethane; petrochemical gases including ethylene, propylene and butadiene; and ammonia.

As of December 31, 2012, the worldwide LPG tanker fleet consisted of approximately 1,236 vessels with an average age of approximately 16 years and approximately 97 additional LPG vessels were on order for delivery through 2016. LPG carriers range in size from approximately 250 to approximately 85,000 cubic meters. Approximately 53% of the number of vessels in the worldwide fleet are less than 5,000 cubic meters in size. New LPG carriers are generally expected to have a lifespan of approximately 30 to 35 years.

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

The following table provides additional information about our LPG carriers as of December 31, 2012, which does not include our 50% ownership interest in 20 owned LPG carriers (including eight newbuildings scheduled for delivery between 2014 and 2016) and five chartered-in LPG carriers acquired subsequent to December 31, 2012 as described in Item 18 – Financial Statements: Note 21 – Subsequent Events:

Vessel	Capacity	Delivery	Ownership	Charterer	Expiration of Charter
	(cubic meters)

Operating LPG carriers:
Norgas Pan	10,000	2009	99%	I.M. Skaguen ASA	Mar. 2024
Norgas Cathinka	10,000	2009	99%	I.M. Skaguen ASA	Oct. 2024
Norgas Camilla	10,000	2011	99%	I.M. Skaguen ASA	Sep. 2026
Norgas Unikum	12,000	2011	99%	I.M. Skaguen ASA	Jun. 2026
Norgas Vision	12,000	2011	99%	I.M. Skaguen ASA	Oct. 2026

Total Capacity:	54,000

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

The majority of crude oil tankers range in size from approximately 80,000 to approximately 320,000 dwt. Suezmax tankers, which typically range from 120,000 to 200,000 dwt, are the mid-size of the various primary oil tanker types. As of December 31, 2012, the world tanker fleet included 437 conventional Suezmax tankers, representing approximately 14% of worldwide oil tanker capacity, excluding tankers under 10,000 dwt.

As of December 31, 2012, our conventional tankers had an average age of approximately eight years, which is consistent with the average age for the world conventional tanker fleet. New conventional tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life.

The following table provides additional information about our conventional oil tankers as of December 31, 2012:

Tanker(1)	Capacity	Delivery	Our Ownership	Charterer	Expiration of Charter
	(dwt)

Operating Conventional tankers:
Tenerife Spirit	149,999	2000	Capital lease (2)	CEPSA	Aug. 2013	(3)
Algeciras Spirit	149,999	2000	Capital lease (2)	CEPSA	Nov. 2013	(3)
Huelva Spirit	149,999	2001	Capital lease (2)	CEPSA	Apr. 2014	(3)
Teide Spirit	149,999	2004	Capital lease (2)	CEPSA	Oct. 2017	(3)
Toledo Spirit	159,342	2005	Capital lease (2)	CEPSA	Jul. 2018	(3)
European Spirit	151,849	2003	100%	ConocoPhillips Shipping LLC	Sep. 2015	(4)
African Spirit	151,736	2003	100%	ConocoPhillips Shipping LLC	Nov. 2015	(4)
Asian Spirit	151,693	2004	100%	ConocoPhillips Shipping LLC	Jan. 2016	(4)
Bermuda Spirit	159,000	2009	100%	Centrofin Management Inc.	May. 2021	(5)
Hamilton Spirit	159,000	2009	100%	Centrofin Management Inc.	Jun. 2021	(5)
Alexander Spirit	40,083	2007	100%	Caltex Australian Petroleum Pty Ltd.	Mar. 2020

Total Capacity:	1,572,699

(1)	The conventional tankers listed in the table are all Suezmax tankers, with the exception of the Alexander Spirit which is a Handymax tanker.
(2)	We are the lessee under a capital lease arrangement and may be required to purchase the vessel after the end of the lease terms for a fixed price. Please read Item 18 - Financial Statements: Note 6 – Leases and Restricted Cash.
(3)	Compania Espanole de Petroleos, S.A. (or CEPSA) has the right to terminate the time-charter 13 years after the original delivery date without penalty. Expiration date assumes the termination at the end of year 13 of the charter contract; however, if the charterer does not exercise its annual termination rights, from the end of year 13 onwards, the charter contract could extend to 20 years after the original delivery date.
(4)	The term of the time-charter is 12 years from the original delivery date, which may be extended at the customer’s option for up to an additional six years. In addition, the customer has the right to terminate the time-charter upon notice and payment of a cancellation fee. Either party also may require the sale of the vessel to a third party at any time, subject to the other party’s right of first refusal to purchase the vessel.
(5)	Centrofin Management Inc. has the option to purchase the two vessels, which right is exercisable after the end of five years and every year thereafter until the end of the charter agreement. Each purchase option ranges between $53.8 million after five years to $29.4 million at the end of the charter.

CEPSA accounted for 12% of our 2012, 2011 and 2010 consolidated voyage revenues. No other conventional tanker customer accounted for 10% or more of our revenues during any of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

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

•

Manage our conventional tanker fleet to provide stable cash flows. The remaining terms for our existing long-term conventional tanker charters are 1 to 9 years. We believe the fixed-rate time-charters for our tanker fleet provide us stable cash flows during their terms and a source of funding for expanding our LNG and LPG operations. Depending on prevailing market conditions during and at the end of each existing charter, we may seek to extend the charter, enter into a new charter, operate the vessel on the spot market or sell the vessel, in an effort to maximize returns on our conventional tanker fleet while managing residual risk.

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

Teekay Corporation has achieved certification under the standards reflected in International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, Occupational Health and Safety Advisory Services 18001 for Occupational Health and Safety, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention (or ISM Code) conforming to the definition of ISM Code in Item 4—Information on the Partnership: C – Regulations—International Maritime Organization on a fully integrated basis. As part of Teekay Corporation’s compliance with the ISM Code, all of our vessels’ safety management certificates are maintained through ongoing internal audits performed by our certified internal auditors and intermediate external audits performed by the classification society Det Norske Veritas. Subject to satisfactory completion of these internal and external audits, certification is valid for five years.

We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators quarterly to determine if remedial action is necessary to reach our targets.

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

Critical ship management functions undertaken by subsidiaries of Teekay Corporation are:

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

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collision, grounding and weather. Protection and indemnity insurance indemnifies us against liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current maximum amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism) and, for some of our LNG carriers, loss of revenues resulting from vessel off-hire time due to a marine casualty. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution.

We use in our operations Teekay Corporation’s thorough risk management program that includes, among other things, risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations. We believe we benefit from Teekay Corporation’s commitment to safety and environmental protection as certain of its subsidiaries assist us in managing our vessel operations.

Flag, Classification, Audits and Inspections

Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “Classed” by one of the major classification societies and members of International Association of Classification Societies ltd (or IACS): BV, Lloyd’s Register of Shipping or American Bureau of Shipping.

The applicable classification society certifies that the vessel’s design and build conforms to the applicable Class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that it continues to be maintained in accordance with those rules. In order to validate this, the vessels are surveyed by the classification society, in accordance to the classification society rules, which in the case of our vessels follows a comprehensive five year special survey cycle, renewed every fifth year. During each five-year period the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel. As our vessels are modern and we have enhanced the resiliency of the underwater coatings of each vessel hull and marked the hull to facilitate underwater inspections by divers, their underwater areas are inspected in a dry-dock at five year intervals. In-water inspection is carried out during the second or third annual inspection (i.e. during an Intermediate Survey).

In addition to class surveys, the vessel’s flag state also verifies the condition of the vessel during annual flag state inspections, either independently or by additional authorization to class. Also, port state authorities of a vessel’s port of call are authorized under international conventions to undertake regular and spot checks of vessels visiting their jurisdiction.

Processes followed onboard are audited by either the flag state or classification society acting on behalf of the flag state to ensure that they meet the requirements of the ISM Code. DNV typically carries out this task. We also follow an internal process of internal audits undertaken at each office and vessel annually.

We follow a comprehensive inspections scheme supported by our sea staff, shore-based operational and technical specialists and members of our QATO program. We carry out a minimum of two such inspections annually, which helps ensure us that:

•	our vessels and operations adhere to our operating standards;

•	the structural integrity of the vessel is being maintained;

•	machinery and equipment is being maintained to give reliable service;

•	we are optimizing performance in terms of speed and fuel consumption; and

•	the vessel’s appearance supports our brand and meets customer expectations.

Our customers also often carry out vetting inspections under the Ship inspection Report Program, which is a significant safety initiative introduced by the Oil Companies International Marine Forum to specifically address concerns about sub-standard vessels. The inspection results permit charterers to screen a vessel to ensure that it meets their general and specific risk-based shipping requirements.

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

IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Ship and Port Facility Security Code (or ISPS), the ISM Code, the International Convention on Load Lines of 1966, and, specifically with respect to LNG and LPG carriers, the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the IGC Code). SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

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

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.

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

The EU has also adopted legislation (directive 2009/16/Econ Port State Control) that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years); creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. Two new regulations were introduced by the European Commission in September 2010, as part of the implementation of the Port State Control Directive. These came into force on January 1, 2011 and introduce a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned be a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, whilst those with the most safety shortcomings or technical failings recorded upon inspection will in turn be subject to a greater frequency of official inspections to their vessels.

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

The EU has adopted regulations requiring the use of low sulfur fuel. Currently, vessels are required to burn fuel with sulfur content not exceeding 1%. Beginning January 1, 2015, vessels are required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted regulations requiring the use of low sulfur fuel. The California Air Resources Board (or CARB) requires vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California as of January 1, 2014. IMO regulations require that, as of January 1, 2015, all vessels operating within Emissions control Areas (or ECA) worldwide must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting this low sulfur content requirement is low sulfur marine gas oil (or LSMGO). Since July 1, 2010, the applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel sulfur control areas have been 0.1%. Certain modifications were completed on our Suezmax tankers in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO), and to ensure our compliance with the Directive. In addition, LSMGO is more expensive than HFO and this impacts the costs of operations. However, for vessels employed on fixed-term business, all fuel costs, including any increases, are borne by the charterer.

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

OPA 90 also requires owners and operators of vessels to establish and maintain with the United States Coast Guard (or Coast Guard ) evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The Coast Guard has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to approval by the Coast Guard. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by using self-insurance for certain vessels and obtaining financial guaranties from a third party for the remaining vessels. If other vessels in our fleet trade into the United States in the future, we expect to obtain guaranties from third-party insurers.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit was issued in December 2008 and expires on December 19, 2013. A new Vessel General Permit was issued in March 2013 and will become effective on December 19, 2013. In addition to the ballast water best management practices required under the 2008 Vessel General Permit, the 2013 Vessel General Permit contains numeric technology-based ballast water effluent limitations that will apply to certain commercial vessels with ballast water tanks. For certain existing vessels, the EPA has adopted a staggered implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry docking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations immediately upon the effective date of the 2013 Vessel General Permit.

Since 2009, several environmental groups and industry associations have filed challenges in U.S. federal court to the EPA’s issuance of the Vessel General Permit. The EPA issued a final revised Vessel General Permit in March 2013 with an effective date of December 19, 2013.

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

E. Organizational Structure

Our sole general partner is Teekay GP L.L.C., which is a wholly-owned subsidiary of Teekay Corporation (NYSE: TK). Teekay Corporation also controls its public subsidiaries Teekay Offshore Partners L.P. (NYSE: TOO) and Teekay Tankers Ltd. (NYSE: TNK).

The following is a list of our significant subsidiaries as at December 31, 2012:

Name of Significant Subsidiary	Ownership	State or Jurisdiction of Incorporation

Teekay LNG Operating L.L.C.	100%	Marshall Islands
Teekay Luxembourg S.a.r.l.	100%	Luxembourg
Teekay Spain S.L.	100%	Spain
Teekay II Iberia S.L.	100%	Spain
Teekay Shipping Spain S.L.	100%	Spain
Teekay LNG Holdings L.P.	99%	United States
Teekay Nakilat Holdings Corporation	100%	Marshall Islands
Teekay Nakilat Corporation	70%	Marshall Islands
Teekay Nakilat (III) Holdings Corporation	100%	Marshall Islands
Teekay BLT Corporation	69%	Marshall Islands
Teekay Tangguh Holdings Corporation	99%	Marshall Islands
Teekay Tangguh Borrower L.L.C.	99%	Marshall Islands
Teekay LNG Holdco L.L.C.	99%	Marshall Islands

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

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

SIGNIFICANT DEVELOPMENTS IN 2012 AND EARLY 2013

Exmar LPG Joint Venture

On February 12, 2013, we entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and includes 16 owned LPG carriers (including four newbuildings scheduled for delivery in 2014) and five chartered-in LPG carriers. In addition, the joint venture recently ordered another four medium-size gas carrier newbuildings with deliveries scheduled between 2015 and 2016, with options to order up to four additional vessels, which brings the total fleet size of Exmar LPG BVBA to 25 vessels, excluding options. For our 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, we invested approximately $134 million of equity and assumed approximately $108 million of our pro rata share of the existing debt and lease obligations as of the economic effective date, secured by certain vessels in the Exmar LPG BVBA fleet. Exmar will continue to commercially and technically manage and operate the vessels. Since control of Exmar LPG BVBA will be shared jointly between Exmar and us, we expect to account for Exmar LPG BVBA using the equity method.

Two LNG Newbuildings

On December 12, 2012, we entered into an agreement with Daewoo Shipbuilding & Marine Engineering Co., Ltd. (or DSME) of South Korea for the construction of two 173,400 cubic meter LNG carrier newbuildings, with options to order up to three additional vessels. We intend to secure long-term contract employment for both vessels prior to their scheduled deliveries in the first half of 2016. The newbuildings will be constructed with M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than other engines currently being utilized in LNG shipping. The contract with DSME includes a favorable installment payment schedule, with the majority of the purchase price due upon delivery. We paid $38.6 million on the first installment payment and we intend to finance the future installment payments during construction with a portion of our existing liquidity, which was approximately $495.0 million as of December 31, 2012. We expect to secure long-term debt financing for the two vessels prior to their scheduled delivery.

Equity Offering

In September 2012, we completed a public offering of 4.8 million common units (including 225,863 common units issued upon exercise of the underwriters’ over-allotment option) at a price of $38.43 per unit, for gross proceeds of approximately $189.2 million (including our general partner’s 2% proportionate capital contribution). We used the net proceeds from the offering of approximately $182.3 million to prepay a portion of our outstanding debt under two of our revolving credit facilities.

Norwegian Bond Issuance

In May 2012, we issued in the Norwegian bond market Norwegian Kroner (or NOK) 700 million in senior unsecured bonds that mature in May 2017 and bear interest at NIBOR plus a margin of 5.25%. The aggregate principal amount of the bonds is equivalent to approximately $125 million and we entered into a cross currency swap agreement to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.88%. We used the proceeds of the bonds to prepay outstanding debt under our revolving credit facilities and for general corporate purposes. The bonds are listed on the Oslo Stock Exchange.

Maersk LNG Carriers

In 2011, we and the Marubeni Corporation (or Marubeni) entered into an agreement to acquire, through a joint venture, ownership interests in six LNG carriers from Denmark-based A.P. Moller-Maersk A/S (or Maersk) for an aggregate purchase price of approximately $1.3 billion. We and Marubeni have 52% and 48% economic interests, respectively, but share control of the joint venture, MALT LNG Holdings ApS (or the Teekay LNG-Marubeni Joint Venture), that we formed to acquire the LNG carriers. In February 2012, the Teekay LNG-Marubeni Joint Venture acquired a 100% interest in the six LNG carriers (or the MALT LNG Carriers). Four of the six MALT LNG Carriers are currently operating under long-term, fixed-rate time-charter contracts, with an average remaining firm contract period of approximately 17 years, plus extension options. The other two vessels are currently operating under medium-term, fixed-rate time-charters with an average remaining firm contract period of approximately four years. Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Marubeni and us, we account for our investment in the Teekay LNG-Marubeni Joint Venture using the equity method.

The Teekay LNG-Marubeni Joint Venture financed approximately $1.06 billion of the purchase price for the MALT LNG Carriers with secured loan facilities, and $266 million from equity contributions from us and Marubeni Corporation. We agreed to guarantee our 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and as a result, deposited $30 million in a restricted cash account as security. Our 52% share of the equity contribution was approximately $138 million. We financed this equity contribution by drawing on our existing credit facilities. Subsidiaries of Teekay Corporation provide technical management of the acquired vessels.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Voyage Revenues. Voyage revenues currently include revenues from charters accounted for under operating and direct financing leases. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between time and voyage charters. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

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

Income from Vessel Operations. To assist us in evaluating our operations by segment, we sometimes analyze the income we receive from each segment after deducting operating expenses, but prior to the deduction of interest expense, taxes, foreign currency and derivative gains or losses and other income (expense). For more information, please read Item 18 – Financial Statements: Note 5 –Segment Reporting.

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

Depreciation and Amortization. Our depreciation and amortization expense typically consists of the following three components:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•	charges related to the amortization of dry-docking expenditures over the useful life of the dry dock; and

•	charges related to the amortization of the fair value of the time-charters acquired in a 2004 acquisition of LNG carriers (over the expected remaining terms of the charters).

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

Restricted Cash Deposits. Under capital lease arrangements for three of our LNG carriers, we (a) borrowed under term loans and deposited the proceeds into restricted cash accounts and (b) entered into capital leases, also referred to as “bareboat charters,” for the vessels. The restricted cash deposits, together with interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms, where applicable. During 2012 and in connection with the acquisition of the MALT LNG Carriers, the Teekay LNG-Marubeni Joint Venture borrowed under an 18-month bridge loan which provided that we maintain a minimum of $30.0 million in restricted cash on deposit until maturity in August 2013. For more information, please read Item 18 – Financial Statements: Note 6 – Leases and Restricted Cash.

RESULTS OF OPERATIONS

Items You Should Consider When Evaluating Our Results of Operations

Some factors that have affected our historical financial performance and may affect our future performance are listed below:

•

The amount and timing of dry docking of our vessels can significantly affect our revenues between periods. Our vessels are off-hire at various points of time due to scheduled and unscheduled maintenance. During the years ended December 31, 2012, 2011 and 2010, we had 23, 133 and 197 off-hire days relating to dry docking, respectively. The financial impact from these periods of off-hire, if material, is explained in further detail below. Five vessels, where there will be associated off-hire, are scheduled for dry docking in 2013.

•

The size of our fleet changes. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. Please read “Liquefied Gas Segment” below and “Significant Developments in 2012 and Early 2013” above for further details about certain prior and future vessel deliveries.

•

Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to experience a global manpower shortage of qualified seafarers due to growth in the world fleet, which in recent years has resulted in upward pressure on manning costs. Lately, the gap between demand and supply of officers has narrowed, which has allowed at least on a temporary basis, for wages in certain sectors to stabilize or have smaller increases than has previously been the case. Going forward, there may be increases in crew compensation as vessel and officer supply dynamics continue to change. In addition, factors such as pressure on commodity and raw material prices, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of inflationary and other price escalations, however increases to operational costs are still likely to occur in the future.

•

Our financial results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates and spot tanker rates fluctuate relating to our interest rate swaps and to the agreement we have with Teekay Corporation relating to the time charter contract for the Toledo Spirit Suezmax tanker. Please read Item 18 – Financial Statements: Note 12(e) – Related Party Transactions and Note 13 – Derivative Instruments. The unrealized gains or losses relating to changes in fair value of our derivative instruments do not impact our cash flows.

•

Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, unearned revenue, advances from affiliates, obligations under capital lease and long-term debt) are revalued and reported based on the prevailing exchange rate at the end of the period. These foreign currency translations fluctuate based on the strength of the U.S. Dollar relative mainly to the Euro and NOK and are included in our results of operations. The translation of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange gains or losses but do not impact our cash flows.

•

Six of our Suezmax tankers earn revenues based partly on spot market rates. The time-charter contracts for six of our Suezmax tankers contain a component providing for additional revenues to us beyond the fixed-hire rate when spot market rates exceed certain threshold amounts. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed-hire rate, our results of operations and cash flow from operations will be influenced, by the variable component of the charters in periods where the spot market rates exceed the threshold amounts.

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

•

Our financial results reflect the consolidation of the Skaugen Multigas Carriers prior to our purchase of interests in those entities that own those vessels. In July 2008, the Skaugen Multigas Subsidiaries signed contracts for the purchase of the two Skaugen Multigas Carriers from subsidiaries of Skaugen. As described below, we had agreed to acquire the Skaugen Multigas Subsidiaries that own the Skaugen Multigas Carriers from Teekay Corporation upon delivery of the vessels. After July 2008 and before the delivery of the vessels, we consolidated the Skaugen Multigas Subsidiaries as they were variable interest entities and we were the primary beneficiary during this period. We acquired 100% of the shares of the two Skaugen Multigas Carriers on June 15, 2011 and October 17, 2011, respectively. Please read Item 18 – Financial Statements: Notes 12(f) – Related Party Transactions and Note  14(a) – Commitments and Contingencies.

Year Ended December 31, 2012 versus Year Ended December 31, 2011

Liquefied Gas Segment

As of December 31, 2012, our liquefied gas segment fleet (in which our interests ranged from 33% to 100%) included 27 LNG carriers and five LPG/Multigas carriers. Our partial interests in LNG carriers included our 33% interest in the four Angola LNG Carriers, our 40% interest in Teekay Nakilat (III) Corporation, which owns the four RasGas 3 LNG Carriers, our 50% interest in our joint ventures with Exmar NV (or the Excalibur and

Excelsior Joint Venture), which own two LNG carriers (or the Excalibur and Excelsior LNG Carriers), our 52% interest in the Teekay LNG-Marubeni Joint Venture, which owns the six MALT LNG Carriers, our 69% interest in the Teekay Tangguh Joint Venture (or Teekay BLT Corporation), which owns the Tangguh Hiri and the Tangguh Sago (or the Tangguh LNG Carriers), our 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers), our 99% interest in the Arctic Spirit and Polar Spirit LNG carriers (or the Kenai LNG Carriers) and our 99% interest in five LPG/Multigas carriers. The table below only includes 11 LNG carriers and five LPG carriers because it excludes the six MALT LNG Carriers, the four Angola LNG Carriers, the four RasGas 3 LNG Carriers and the Excalibur and Excelsior LNG Carriers, which are all accounted for under the equity method.

The following table compares our liquefied gas segment’s operating results for 2012 and 2011, and compares its net voyage revenues (which is a non-GAAP financial measure) for 2012 and 2011, to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,
	2012	2011	% Change

Voyage revenues	278,511	269,408	3.4
Voyage expenses (recoveries)	66	(87)	175.9

Net voyage revenues	278,445	269,495	3.3
Vessel operating expenses	45,816	47,773	(4.1)
Depreciation and amortization	69,064	62,889	9.8
General and administrative (1)	17,532	13,385	31.0

Income from vessel operations	146,033	145,448	0.4

Operating Data:
Revenue Days (A)	5,833	5,061	15.3
Calendar-Ship-Days (B)	5,856	5,126	14.2
Utilization (A)/(B)	99.6%	98.7%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied gas segment’s total calendar-ship-days increased by 14% to 5,856 days in 2012 from 5,126 days in 2011, as a result of the delivery of two multigas carriers, the Norgas Unikum and Norgas Vision, on June 15, 2011 and October 17, 2011, respectively, and the delivery of an LPG carrier, the Norgas Camilla, on September 15, 2011.

During 2012, the Hispania Spirit was off-hire for approximately 21 days relating to a scheduled dry docking, compared to two LNG carriers off-hire for 61 days relating to scheduled dry dockings in 2011.

Net Voyage Revenues. Net voyage revenues increased during 2012 compared to 2011, primarily as a result of:

•	an increase of $9.8 million due to the deliveries of the Norgas Unikum, Norgas Camilla and Norgas Vision in 2011;

•	an increase of $3.2 million due to the Arctic Spirit and Polar Spirit being off-hire for 11 days and 50 days, respectively, in 2011 for scheduled dry dockings;

•

an increase of $1.6 million due to operating expense recovery adjustments under charter provisions and increases in the charter-hire rates for the Tangguh Hiri and Tangguh Sago at the beginning of 2012; and

•	an increase of $0.8 million due to one additional calendar day during 2012;

partially offset by

•	a decrease of $4.2 million due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar in 2012 compared to 2011;

•	a decrease of $1.4 million due to the Hispania Spirit being off-hire for 21 days in the second quarter of 2012 for a scheduled dry docking;

•	a decrease of $0.8 million due to a decrease in the hire rates for the Arctic Spirit and Polar Spirit as a result of crewing rate adjustments; and

•	a net decrease of $0.5 million relating to payments in 2012 and 2011 for delaying the scheduled dry docking of the Galicia Spirit in 2012 and the Catalunya Spirit in 2011.

Vessel Operating Expenses. Vessel operating expenses decreased during 2012 compared to 2011, primarily as a result of:

•

a decrease of $1.5 million primarily due to the effect on our Euro-denominated crew manning expenses from the weakening of the Euro against the U.S. Dollar during 2012 compared to 2011 (a portion of our vessel operating expenses are denominated in Euros, which is primarily due to the nationality of our crew); and

•	a decrease of $0.9 million due to the cancellation of loss of hire insurance on the Tangguh Hiri and Tangguh Sago in the third quarter of 2011 and lower insurance premiums on certain LNG carriers.

Depreciation and Amortization. Depreciation and amortization increased during 2012 compared to 2011, primarily as a result of:

•	an increase of $3.3 million as a result of amortization of dry-dock expenditures incurred in 2011 and the first and second quarters of 2012; and

•	an increase $2.9 million due to the deliveries of the Norgas Unikum, Norgas Camilla and Norgas Vision in 2011.

Conventional Tanker Segment

As at December 31, 2012, our fleet included ten Suezmax-class double-hulled conventional crude oil tankers and one Handymax product tanker. All of our conventional tankers operate under long-term, fixed-rate time-charters. The Bermuda Spirit’s and Hamilton Spirit’s time-charter contracts were amended in the fourth quarter of 2012 to reduce the daily hire rate on each vessel by $12,000 for a duration of 24 months, commencing October 1, 2012. Consequently, our future revenue, earnings and cash flow will be negatively impacted. However, during this renegotiated period, if Suezmax tanker spot rates exceed the renegotiated charter rate, the charterer will pay us the excess amount up to a maximum of the original charter rate.

In addition, the time-charter contracts for three of the five Suezmax tankers on charter to CEPSA have cancellation options first exercisable in August 2013, November 2013 and April 2014, respectively. While we have not received official notification of termination, we expect the charterer to exercise these options and the vessels to be sold to a third party. Excluding the impact of the impairment loss on these vessels, the impact on our net income will not be materially affected if this termination occurs. During the fourth quarter of 2012, we determined that these vessels were impaired and consequently we recognized an impairment loss in the amount of $29.4 million. Please read Item 18 – Financial Statements: Note 20 – Write Down of Vessels.

The following table compares our conventional tanker segment’s operating results for the years ended December 31, 2012 and 2011, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2012 and 2011 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,
	2012	2011	% Change

Voyage revenues	113,740	110,567	2.9
Voyage expenses	1,706	1,474	15.7

Net voyage revenues	112,034	109,093	2.7
Vessel operating expenses	40,531	41,273	(1.8)
Depreciation and amortization	30,761	29,030	6.0
General and administrative (1)	9,617	10,735	(10.4)
Write down of vessels	29,367	—	100.0

Income from vessel operations	1,758	28,055	(93.7)

Operating Data:
Revenue Days (A)	4,026	3,941	2.2
Calendar-Ship-Days (B)	4,026	4,015	0.3
Utilization (A)/(B)	100.0%	98.2%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Net Voyage Revenues. Net voyage revenues increased during 2012 compared to 2011, primarily as a result of:

•

an increase of $2.4 million due to adjustments to the daily charter rates based on inflation and an increase in interest rates in accordance with the time-charter contracts for five Suezmax tankers (however, under the terms of the related capital leases, we had corresponding increases in our lease payments, which are reflected as increases to interest expense; therefore, these and future similar interest rate adjustments do not affect our cash flow or net income);

•	an increase of $1.7 million due to the Huelva Spirit being off-hire for 72 days in 2011 for a scheduled dry dock; and

•

an increase of $0.5 million relating to the Alexander Spirit for crew manning adjustments in the charter-hire rates; the crew manning adjustments increased due to higher crewing costs and the strengthening of the Australian Dollar against the U.S. Dollar compared to 2011;

partially offset by

•

a decrease of $1.0 million relating to lower revenues earned by the Toledo Spirit relating to the agreement between us and CEPSA for the Toledo Spirit time-charter contract (however, we had a corresponding increase in our realized gain on a related derivative with Teekay Corporation; therefore this decrease and future decreases or increases related to this agreement did not and will not affect our cash flow or net income); and

•	a decrease of $0.7 million relating to the reduced charter rates on the Bermuda Spirit and Hamilton Spirit, commencing in the fourth quarter of 2012.

Vessel Operating Expenses. Vessel operating expenses decreased during 2012 compared to 2011, primarily as a result of a decrease of $1.0 million due to the effect on our Euro-denominated crew manning expenses from the weakening of the Euro against the U.S. Dollar during 2012 compared to 2011 (a portion of our vessel operating expenses are denominated in Euros, which is primarily due to the nationality of our crew).

Depreciation and Amortization. Depreciation and amortization increased during 2012 compared to 2011, as a result of:

•

an increase of $1.2 million due to the accelerated amortization of the intangible assets relating to the charter contracts of five Suezmax tankers as we expect the life of these intangible assets will be shorter than originally assumed; and

•	an increase of $0.5 million due to a full year of amortization of dry-dock expenditures incurred in 2011.

Write down of Vessels. Write down of vessels was $29.4 million for the year ended December 31, 2012, resulting from impairment of three Suezmax tankers on charter to CEPSA.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 13% to $27.1 million for 2012, from $24.1 million for 2011, primarily as a result of:

•	an increase $3.0 million primarily as a result of an agreement executed with Teekay Corporation for business development services as of January 2012; and

•	an increase of $0.7 million as a result of a one-time procurement fee received in 2009 being fully amortized by the end of the first quarter of 2012;

partially offset by

•

a decrease of $0.9 million relating to the one-time management fee charged to us by Teekay Corporation in the first quarter of 2011, associated with the portion of stock-based compensation grants to Teekay Corporation’s former Chief Executive Officer that had not yet vested prior to the date of his retirement.

The general and administrative expenses for our Liquefied Gas segment increased whereas general and administrative expenses decreased for our Conventional Tanker segment in 2012 as compared to 2011 as a result of our growth in the liquefied gas market, including our equity accounted joint ventures, over 2012, which requires a higher level of administrative support.

Equity Income. Equity income was $78.9 million for 2012, compared to $20.6 million for 2011, primarily as a result of:

•	an increase of $40.2 million due to the acquisition of a 52% ownership interest in the six MALT LNG Carriers in February 2012;

•

an increase of $11.4 million due to an unrealized gain on derivative instruments in 2012 compared to an unrealized loss on derivatives in 2011 in our 40% investment in Teekay Nakilat (III) Corporation and our 33% investment in the Angola LNG Project; and

•

an increase of $8.7 million due to our 33% investment in the Angola LNG Project that we acquired upon delivery of the four Angola LNG Carriers in the third and fourth quarters of 2011 and the first quarter of 2012;

partially offset by

•	a decrease of $2.2 million mainly due to a provision for our customer’s claim relating to the Excalibur and Excelsior LNG carriers in 2012.

Interest Expense. Interest expense increased to $54.2 million for 2012, from $49.9 million for 2011. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. This increase was primarily the result of:

•	an increase of $6.0 million as a result of the NOK bond issuance in May 2012;

•	an increase of $3.1 million as a result of refinancing one of our debt facilities with a higher margin than the previous debt facility;

•	an increase of $2.3 million due to an increase in our borrowings upon our acquisitions of three LPG/Multigas vessels during the second, third and fourth quarters of 2011;

•	an increase of $1.2 million due to increased LIBOR and a higher principal debt balance due to draws on an existing debt facility during 2012; and

•

an increase of $0.6 million due to an interest rate adjustment on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time-charter contracts for these vessels, we have a corresponding increase in charter receipts, which are reflected as an increase to voyage revenues);

partially offset by

•

a decrease of $5.1 million due to the maturity of the Madrid Spirit capital lease in the fourth quarter of 2011 (the Madrid Spirit was financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash); and

•	a decrease of $4.0 million due to lower EURIBOR relating to Euro-denominated debt.

Interest Income. Interest income decreased to $3.5 million in 2012, from $6.7 million for 2011. These changes were primarily the result of:

•	a decrease of $4.4 million due to the repayment of the capital lease on one of our LNG carriers, the Madrid Spirit, during the fourth quarter of 2011, which was funded from restricted cash;

partially offset by

•

an increase of $1.2 million due to increased LIBOR and restricted cash deposits during 2012 primarily relating to a $30.0 million security deposit associated with the debt facility for the MALT LNG Carriers.

Realized and Unrealized Loss on Derivative Instruments. Net realized and unrealized losses on derivative instruments decreased to a loss of ($29.6) million for 2012, from a loss of ($63.0) million for 2011 as set forth in the table below.

	Year Ended			Year Ended
	December 31, 2012			December 31, 2011
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total

(in thousands of U.S. Dollars)

Interest rate swap agreements	(37,427)	5,200	(32,227)	(62,660)	(9,677)	(72,337)
Toledo Spirit time-charter derivative	907	1,700	2,607	(93)	9,400	9,307

	(36,520)	6,900	(29,620)	(62,753)	(277)	(63,030)

As at December 31, 2012 and 2011, we had interest rate swap agreements with an aggregate average net outstanding notional amount of approximately $902.9 million and $948.6 million, respectively, with average fixed rates of 4.6% and 4.8%, respectively. The decreases in realized losses from 2011 to 2012 relating to our interest rate swaps were primarily due to the settlement of our interest rate swaps relating to the debt on the Madrid Spirit for $22.6 million in 2011 and higher short-term variable benchmark interest rates in 2012 compared to 2011.

During 2012, we recognized an unrealized gain on our interest rate swaps associated with our U.S. Dollar-denominated long-term debt and capital leases. The net unrealized gain resulted from the transfer of $49.2 million of previously recognized unrealized losses to realized losses related to actual cash settlements, offset by an incremental $34.4 million of unrealized losses relating to further declines in long-term LIBOR benchmark interest rates relative to the prior year. Long-term LIBOR benchmark interest rates declined during 2011; which resulted in us incurring an unrealized loss of $154.1 million from our U.S. Dollar-denominated long-term debt and capital leases. The net unrealized loss was partially offset by a $51.8 million unrealized gain resulting from interest rate swaps settlements made during the year.

Long-term EURIBOR benchmark interest rates declined during 2012 and 2011, which resulted in us incurring unrealized losses of $15.5 million and $0.4 million, respectively, from our interest rates swaps associated with our Euro-denominated long-term debt.

Long-term LIBOR benchmark interest rates declined during 2012 and 2011, which resulted in us recognizing unrealized gains of $5.9 million and $93.0 million from our interest rate swaps associated with our restricted cash deposits, respectively.

The projected average tanker rates in the tanker market in 2012 decreased compared to 2011, which resulted in a $1.7 million unrealized gain on our Toledo Spirit time-charter derivative. The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate (see Item 18 - Financial Statements: Note 13 - Derivative Instruments).

Foreign Currency Exchange (Losses) Gains. Foreign currency exchange (losses) gains were ($8.2) million and $10.3 million for 2012 and 2011, respectively. These foreign currency exchange (losses) gains, substantially all of which were unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized (losses) gains on our cross currency swap. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For 2012, foreign currency exchange losses include realized gains of $0.3 million and unrealized losses of $2.7 million on our cross currency swap and unrealized losses of $0.8 million on the revaluation of our NOK-denominated debt. For 2012, foreign currency exchange (losses) gains also include the revaluation of our Euro-denominated restricted cash, debt and capital leases resulting in an unrealized loss of ($4.7) million as compared to an unrealized gain of $10.5 million for 2011.

Other Income (Expense). Other income (expense) increased to $1.7 million for 2012 from ($0.1) million in 2011, primarily as a result of:

•	an increase of $0.8 million due to the amortization of a guarantee liability related to the acquisition of the six MALT LNG Carriers in February 2012; and

•	an increase of $0.5 million due to an insurance settlement relating to a 2011 claim on the LNG carrier Algeciras Spirit.

Year Ended December 31, 2011 versus Year Ended December 31, 2010

Liquefied Gas Segment

As at December 31, 2011, our fleet (in which our interests ranged from 33% to 100%) included 20 LNG carriers and five LPG/Multigas carriers. Our partial interests in LNG carriers included our 33% interest in three of the Angola LNG Carriers, our 40% interest in Teekay Nakilat (III) Corporation, which owns the four RasGas 3 LNG Carriers, our 50% interest in the Excalibur and Excelsior Joint Ventures, which own the two Excalibur and Excelsior LNG Carriers, our 69% interest in Teekay Tangguh Joint Venture, which owns the two Tangguh LNG Carriers, our 70% interest in Teekay Nakilat, which is the lessee under 30-year capital lease arrangements relating to the three RasGas II LNG Carriers, our 99% interest in the two Kenai LNG Carriers and our 99% interest in five LPG/Multigas carriers.

The following table compares our liquefied gas segment’s operating results for 2011 and 2010, and compares its net voyage revenues (which is a non-GAAP financial measure) for 2011 and 2010, to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. Dollars, except revenue days,	Year Ended December 31,		% Change
calendar-ship-days and percentages)	2011	2010

Voyage revenues	269,408	264,816	1.7
Voyage (recoveries) expenses	(87)	29	(400.0)

Net voyage revenues	269,495	264,787	1.8
Vessel operating expenses	47,773	46,496	2.7
Depreciation and amortization	62,889	60,954	3.2
General and administrative (1)	13,385	12,239	9.4
Gain on sale of vessel	—	(4,340)	100.0

Income from vessel operations	145,448	149,438	(2.7)

Operating Data:
Revenue Days (A)	5,061	5,005	1.1
Calendar-Ship-Days (B)	5,126	5,051	1.5
Utilization (A)/(B)	98.7%	99.1%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied gas segment’s operating results for 2011 included 11 LNG and five LPG carriers (but exclude the three Angola LNG Carriers, the four RasGas 3 LNG Carriers and the Excalibur and Excelsior LNG Carriers that are accounted for under the equity method). Our total calendar-ship-days increased by 1% to 5,126 days in 2011 from 5,051 days in 2010, as a result of the delivery of two Skaugen Multigas Carriers, the Norgas Unikum and Norgas Vision, on June 15, 2011 and October 17, 2011, respectively, and the delivery of an LPG carrier, the Norgas Camilla, on September 15, 2011, partially offset by the sale of an LPG carrier, the Dania Spirit, on November 5, 2010.

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

(in thousands of U.S. Dollars, except revenue days,	Year Ended December 31,		% Change
calendar-ship-days and percentages)	2011	2010

Voyage revenues	110,567	109,192	1.3
Voyage expenses	1,474	2,013	(26.8)

Net voyage revenues	109,093	107,179	1.8
Vessel operating expenses	41,273	38,081	8.4
Depreciation and amortization	29,030	28,393	2.2
General and administrative (1)	10,735	11,008	(2.5)
Restructuring charge	—	175	(100.0)

Income from vessel operations	28,055	29,522	(4.9)

Operating Data:
Revenue Days (A)	3,941	3,864	2.0
Calendar-Ship-Days (B)	4,015	4,015	—
Utilization (A)/(B)	98.2%	96.2%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Net Voyage Revenues. Net voyage revenues increased during 2011 compared to 2010, primarily as a result of:

•	an increase of $3.8 million due to the Tenerife Spirit, Algeciras Spirit and Toledo Spirit being off-hire for 73, 63 and 15 days, respectively, during 2010 for scheduled dry dockings;

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

	Year Ended			Year Ended
	December 31, 2011			December 31, 2010
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total

(in thousands of U.S. Dollars)

Interest rate swap agreements	(62,660)	(9,677)	(72,337)	(42,495)	(34,906)	(77,401)
Toledo Spirit time-charter derivative	(93)	9,400	9,307	(1,919)	600	(1,319)

	(62,753)	(277)	(63,030)	(44,414)	(34,306)	(78,720)

During 2011 and 2010, we had interest rate swap agreements with an aggregate average net outstanding notional amount of approximately $948.6 million and $997.5 million, respectively, with average fixed rates of 4.8% and 4.9%, respectively. The increase in realized losses from 2010 to 2011 relating to our interest rate swaps was primarily due to the settlement of our interest rate swaps relating to the debt on the Madrid Spirit for $22.6 million, partially offset by higher short-term variable benchmark interest rates in 2011 compared to 2010.

Long-term benchmark interest rates declined in 2011 and 2010, causing us to incur unrealized losses of $9.7 million and $34.9 million, respectively, for our interest rate swap agreements. Please see Item 5 - Operating and Financial Review and Prospects: Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized (losses) gains on derivative instruments.

Spot rates in the tanker market declined in 2011 which resulted in an increase in an unrealized gain of $8.8 million relating to our Toledo Spirit time charter derivative. The Toledo Spirit time charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate (see Item 18 - Financial Statements: Note 13 - Derivative Instruments).

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

Our revolving credit facilities and term loans are described in Item 18 – Financial Statements: Note 10 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels, that restrict the ship-owning subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into a new line of business. Certain of our revolving credit facilities and term loans require us to maintain financial covenants. If we do not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having a significant impact our short-term liquidity requirements. As at December 31, 2012, we and our affiliates were in compliance with all covenants relating to our credit facilities and term loans.

As at December 31, 2012, our cash and cash equivalents were $113.6 million, compared to $93.6 million at December 31, 2011. Our total liquidity, which consists of cash, cash equivalents and undrawn medium-term credit facilities, was $495.0 million as at December 31, 2012, compared to $538.7 million as at December 31, 2011. The decrease in liquidity is primarily due to borrowings to fund the acquisition of the Teekay LNG-Marubeni Joint Venture in February 2012, the acquisition of our 33% interest in the fourth Angola LNG carrier, the first installment payment for two LNG newbuildings and an increase in restricted cash deposits; partially offset by $182.3 million resulting from an equity offering in September 2012 and an increase of $125.0 million resulting from our NOK 700 million Norwegian bond offering in May 2012.

As of December 31, 2012, we had a working capital deficit of $71.9 million. The working capital includes a $70.3 million current lease obligation for five Suezmax tankers, under which the owner has the option to require us to purchase the vessels and under the charter contracts, the owner also has cancellation rights. For three of the five Suezmax tankers, the cancellation options are first exercisable in August 2013, November 2013 and April 2014, respectively. While we have not received notification of termination, we expect the charterer to exercise their cancellation rights and the vessels to be sold by the owner to a third party. Upon sale of the vessels, we will not be required to repay the capital lease obligations as the vessels under capital leases will be returned to the owner and the capital lease obligations will be concurrently extinguished.

We expect to manage the remaining working capital deficit primarily with net operating cash flow generated in 2013 and, to a lesser extent, existing undrawn revolving credit facilities. Please read Item 18 – Financial Statements: Note 14 – Commitments and Contingencies.

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

Cash Flows. The following table summarizes our cash flow for the periods presented:

	Year Ended December 31,
(in thousands of U.S. Dollars)	2012	2011	2010

Net cash flow from operating activities	192,013	122,046	174,970
Net cash flow from (used for) financing activities	30,374	7,174	(167,746)
Net cash flow used for investing activities	(202,437)	(116,648)	(34,519)

Operating Cash Flows. Net cash flow from operating activities increased to $192.0 million in 2012 from $122.0 million in 2011, primarily due to fewer off-hire days relating to scheduled dry dockings in 2012 compared to 2011, a corresponding decrease in dry-docking expenditures in 2012 and lower net cash flows in 2011 due to the settlement of our interest rate swaps relating to the debt on the Madrid Spirit upon refinancing this debt. Net cash flow from operating activities decreased to $122.0 million in 2011 from $175.0 million in 2010, primarily due to the settlement of our interest rate swaps relating to the debt on the Madrid Spirit upon the refinancing of this debt, increased dry-docking expenditures related to scheduled dry dockings in 2011 and repayment of amounts owing to affiliates relating to operating activities, partially offset by higher operating cash flows related to the deliveries of the Norgas Unikum, Norgas Camilla and Norgas Vision in June, September and October 2011, respectively, and dividends we received during 2011 from our equity accounted investments. Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repairs and maintenance activity, vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends from equity accounted investments, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period.

Financing Cash Flows. Our investments in vessels and equipment are financed primarily with term loans, capital lease arrangements and proceeds from issuance of securities. Proceeds from long-term debt were $500.3 million, $600.9 million and $100.9 million, respectively, for 2012, 2011 and 2010. The proceeds from long-term debt for 2012 includes proceeds received from the issuance of our NOK 700 million senior unsecured bonds in May 2012. From time to time we refinance our loans and revolving credit facilities. During 2012, we primarily used the proceeds from long-term debt to fund the acquisition of our 52% interest in the six MALT LNG Carriers, to fund the first installment payment for two LNG newbuildings, to fund the acquisition of our 33% interest in the fourth Angola LNG Carrier, to prepay and repay outstanding debt under our revolving credit facilities and for general corporate purposes. During 2011, we refinanced the debt relating to the Madrid Spirit upon acquisition of the vessel when its capital lease ended. We also used the proceeds from long-term debt primarily to fund the acquisition of the first three Angola LNG Carriers, the acquisition of the two Skaugen Multigas Carriers and the last Skaugen LPG carrier. During 2010, we used proceeds from long-term debt primarily to fund a portion of the acquisition of the Centrofin Suezmaxes, the Alexander Spirit, and the Excelsior and Excalibur Joint Ventures.

On September 10, 2012, we completed a public offering of approximately 4.8 million common units at a price of $38.43 per unit, for net proceeds of $182.3 million. On November 2, 2011, we completed a public equity offering of approximately 5.5 million common units at a price of $33.40 per unit, for net proceeds of $179.5 million. On April 8, 2011, we completed a public equity offering of approximately 4.3 million common units at a price of $38.88 per unit, for net proceeds of $161.7 million. On July 15, 2010, we completed a direct equity placement of approximately 1.7 million common units at a price of $29.18 per unit, for net proceeds of approximately $50.9 million. All such amounts of proceeds include our general partners’ 2% contribution. Please read item 18 – Financial Statements: Note 16 – Total Capital and Net Income Per Unit.

Cash distributions paid during 2012 increased to $195.9 million from $159.4 million for the prior year. This increase was the result of:

•	an increase in the number of units eligible to receive the cash distribution as a result of the public equity offerings during 2012 and 2011; and

•	an increase in our quarterly distribution to $0.675 per unit from $0.63 per unit starting with the second quarter distribution in 2012.

Cash distributions paid during 2011 increased to $159.4 million from $135.5 million for the prior year. This increase was the result of:

•	an increase in the number of units eligible to receive the cash distribution as a result of the public equity offerings during 2011 and 2010; and

•	an increase in our quarterly distribution to $0.63 per unit from $0.60 per unit starting with the first quarter distribution in 2011.

Subsequent to December 31, 2012, a cash distribution totaling $53.0 million was declared with respect to the fourth quarter of 2012, which was paid in February 2013.

Investing Cash Flows Net cash flow used in investing activities increased to $202.4 million in 2012 from $116.6 million in 2011, primarily due to $151.0 million (including working capital contribution and acquisition costs) to fund the acquisition of our 52% interest in the six MALT LNG Carriers, $38.6 million to fund the first installment payment for two LNG newbuildings and $19.1 million for our acquisition of a 33% interest in the fourth and last Angola LNG Carrier. During 2011, we incurred $64.7 million of capital expenditures for vessels and equipment. These expenditures represent construction payments for the two Skaugen Multigas Carrier newbuildings, the acquisition of the Norgas Camilla in September 2011 and capital modifications for certain of our vessels. In addition, during 2011 we used $57.3 million for the purchase of Teekay Corporation’s 33% ownership interest in three of the Angola LNG Carriers. During 2010, we incurred $26.7 million in expenditures for vessels and equipment. These expenditures represent construction payments for the two Skaugen Multigas Carrier newbuildings and capital modifications for certain of our vessels. Also during 2010, we received proceeds of $21.6 million from the sale of the Dania Spirit and used $35.2 million for the purchase of the Excelsior and Excalibur Joint Ventures.

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

Certain loan agreements require a) that minimum levels of tangible net worth and aggregate liquidity be maintained, b) that we maintain certain ratios of vessel values as it relates to the relevant outstanding loan principal balance, c) that we provide for a maximum level of leverage and d) one of our subsidiaries to maintain restricted cash deposits. Our ship-owning subsidiaries may not, among other things, pay dividends or distributions if we are in default under its term loans or revolving credit facilities. One of our term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at December 31, 2012, we and our affiliates were in compliance with all covenants relating to our credit facilities and capital leases.

We have two facilities that require us to maintain vessel value to outstanding loan principal balance ratios of 110% and 115%, respectively. As at December 31, 2012, we had vessel value to outstanding loan principal balance ratios of 164% and 157%, respectively. The vessel values are determined using reference to second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices that could be obtained if the Partnership sold any of the vessels.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at December 31, 2012:

	Total	2013	2014 and 2015	2016 and 2017	Beyond 2017
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	946.2	71.7	180.2	147.6	546.7
Commitments under capital leases (2)	190.5	80.8	43.8	38.6	27.3
Commitments under capital leases (3)	977.1	24.0	48.0	48.0	857.1
Commitments under operating leases (4)	402.8	24.8	49.6	49.5	278.9
Newbuilding installments (5)	347.4	—	77.2	270.2	—

Total U.S. Dollar-denominated obligations	2,864.0	201.3	398.8	553.9	1,710.0

Euro-Denominated Obligations: (6)
Long-term debt (7)	341.4	14.8	32.8	37.8	256.0

Total Euro-denominated obligations	341.4	14.8	32.8	37.8	256.0

Norwegian Kroner-Denominated Obligations:
Long-term debt(6)	125.8	—	—	125.8	—

Total Norwegian Kroner-Denominated obligations (8)	125.8	—	—	125.8	—

Totals	3,331.2	216.1	431.6	717.5	1,966.0

(1)

Excludes expected interest payments of $17.1 million (2013), $28.9 million (2014 and 2015), $21.4 million (2016 and 2017) and $19.1 million (beyond 2017). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at December 31, 2012, plus margins on debt that has been drawn that ranged up to 2.75% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(2)

Includes, in addition to lease payments, amounts we may be required to pay to purchase five leased vessels from 2014 to the end of the period when cancellation options are first exercisable. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. Please read Item 18 – Financial Statements: Note 6 – Leases and Restricted Cash.

(3)

Existing restricted cash deposits of $475.5 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)

We have corresponding leases whereby we are the lessor and expect to receive approximately $361.4 million for these leases from 2013 to 2029. Please read Item 18 – Financial Statements: Note 6 – Leases and Restricted Cash.

(5)

In December 2012, we entered into an agreement for the construction of two LNG newbuildings. The remaining ship yard installments for these two newbuildings total $347.4 million. Please read Item 18 – Financial Statements: Note 14(b) – Commitments and Contingencies. In February 2013, we acquired a 50% ownership in Exmar LPG BVBA for approximately $134 million, which is not included in the above table. Please read Item 18 – Financial Statements: Note 21 – Subsequent Events.

(6)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2012.
(7)

Excludes expected interest payments of $5.5 million (2013), $10.2 million (2014 and 2015), $9.1 million (2016 and 2017) and $4.9 million (beyond 2017). Expected interest payments are based on EURIBOR at December 31, 2012, plus margins that ranged up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of December 31, 2012. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(8)

Excludes expected interest payments of $8.9 million (2013), $17.9 million (2014 and 2015) and $11.9 million (2016 and 2017). Expected interest payments are based on NIBOR at December 31, 2012, plus a margin of 5.25%, as well as the prevailing U.S. Dollar/NOK exchange rate as of December 31, 2012. The expected interest payments do not reflect the effect of the related cross currency swap that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

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

We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable. This occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter. If the estimated future undiscounted cash flows of an asset exceeds the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset is less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel.

Our business model is to employ our vessels on fixed-rate contracts with major oil companies. These contracts generally have original terms between 10 to 25 years in length. Consequently, while the market value of a vessel may decline below its carrying value, the carrying value of a vessel may still be recoverable based on the future undiscounted cash flows the vessel is expected to obtain from servicing its existing contract and future contracts.

The following table presents by segment the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2012. Specifically, the following table reflects all such vessels, except those operating on contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely an impairment would be recognized in the following year. Consequently, the vessels included in the following table generally include those vessels near the end of existing charters or other operational contracts. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

We would consider the vessels reflected in the following table to be at a higher risk of future impairment. The estimated future undiscounted cash flows of the vessels reflected in the following table are significantly greater than their respective carrying values. Consequently, in these cases the following table would not necessarily represent vessels that would likely be impaired in the next 12 months, and the recognition of an impairment in the future for those vessels may primarily depend upon our deciding to dispose of the vessel instead of continuing to operate it. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell the vessel or continue to operate it. This assessment includes an estimate of the net proceeds expected to be received if the vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the terms of the existing charter, charter market outlook and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing an existing customer contract.

(in thousands of U.S. Dollars, except number of vessels) Reportable Segment	Number of Vessels	Market Values(1) $	Carrying Values $

Conventional Tanker Segment	3	88,500	114,394

(1)	Market values are determined using reference to second-hand market comparable values. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.

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

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next dry-dock date for a vessel, we will adjust our annual amortization of dry-docking expenditures. Amortization expense of capitalized dry-dock expenditures for 2012, 2011 and 2010 were $13.1 million, $9.6 million and $7.3 million. As at December 31, 2012, 2011 and 2010 our capitalized dry-dock expenditures were $7.5 million, $19.6 million and $12.7 million, respectively. A one-year reduction in the estimated useful lives of capitalized dry-dock expenditures would result in an increase in our current annual amortization by approximately $4.2 million.

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

Goodwill is not amortized, but reviewed for impairment at the reporting unit level on annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value a reporting until below its carrying value. When goodwill is reviewed for impairment, we may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, we may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Partnership uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

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

At December 31, 2012, we had one reporting unit with goodwill attributable to it. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled in Part I - Forward-Looking Statements.

Amortization expense of intangible assets for each of the years 2012, 2011 and 2010 was $11.0 million, $9.6 million and $9.6 million, respectively. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets.

Valuation of Derivative Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage interest rate risk, foreign exchange risk and spot tanker market risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings.

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

The fair value of our interest and currency swap agreements at the end of each period are most significantly affected by the interest rate implied by the benchmark interest yield curve, including its relative steepness, and forward foreign exchange rates. Interest rates and foreign exchange rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest and currency swap agreements are typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest and foreign exchange rates also materially impact our interest and currency swap agreements.

The fair value of our interest and currency swap agreements are also affected by changes in our specific credit risk included in the discount factor. We discount our interest rate swap agreements with reference to the credit default swap spreads of similarly rated global industrial companies and by considering any underlying collateral. The process of determining credit worthiness requires significant judgment in determining which source of credit risk information most closely matches our risk profile.

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

Effect if Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to the deferred tax assets would typically decrease our net income (or increase our loss) in the period such determination was made. As at December 31, 2012, we had a valuation allowance of $85.9 million (2011 - $89.2 million).

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

Directors, Executive Officers and Key Employees

The following table provides information about the directors and executive officers of our General Partner and a key employee of our operating subsidiary Teekay Shipping Spain SL. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. The business address of our key employee of Teekay Shipping Spain SL. is Musgo Street 5—28023, Madrid, Spain. Ages of the individuals are as of December 31, 2012.

Name	Age	Position

C. Sean Day	63	Chairman
Peter Evensen	54	Chief Executive Officer, Chief Financial Officer and Director
Robert E. Boyd	74	Director (1)(2)
Kenneth Hvid	44	Director until September 18, 2012 and rejoined on February 19, 2013(3)
Ida Jane Hinkley	62	Director (1)
Joseph E. McKechnie	54	Director beginning February 19, 2013(4)
George Watson	65	Director (1)(2)
Michael Balaski	56	Vice President
Andres Luna	56	Managing Director, Teekay Shipping Spain SL

(1)	Member of Audit Committee and Conflicts Committee.
(2)	Member of Corporate Governance Committee.
(3)	Mr. Kenneth Hvid resigned from the General Partner’s Board effective September 18, 2012 to allow the Board to maintain a majority of independent directors and rejoined the Board on February 19, 2013.
(4)	Mr. Joseph E. McKechnie joined the Board on February 19, 2013, replacing Mr. Ihab J.M. Massoud, who retired from the Board effective September 14, 2012.

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

Peter Evensen has served as Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since it was formed in November 2004 and as a Director since January 2005. He has also served as Chief Executive Officer, Chief Financial Officer, a Director of Teekay Offshore GP L.L.C., formed in August 2006 and as a Director of Teekay Tankers Ltd., formed in October 2007. Effective April 1, 2011, he assumed the position of President and Chief Executive Officer of Teekay Corporation and also became a Director of Teekay Corporation. Mr. Evensen joined Teekay Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President and Chief Strategy Officer of Teekay Corporation in 2006. Mr. Evensen has over 25 years’ experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc., and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

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

Kenneth Hvid served as a Director of Teekay GP L.L.C. from April 1, 2011 to September 18, 2012, when he resigned from this position to allow the Board to maintain a majority of independent Directors. Mr. Hvid rejoined the Board as a Director of Teekay GP L.L.C. on February 19, 2013. Since April 2011, he has served as Chief Strategy Officer and Executive Vice President of Teekay Corporation and as a Director of Teekay Offshore GP L.L.C. He joined Teekay Corporation in October 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During this time, Mr. Hvid was involved in leading Teekay Corporation through its entry and growth in the LNG business. He held this position until the beginning of 2006, when he was appointed President of the Teekay Shuttle and Offshore division of Teekay Corporation. In this role, he is responsible for Teekay Corporation’s global shuttle tanker business as well as initiatives in the floating storage and offtake business and related offshore activities. Mr. Hvid has 18 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong.

Ida Jane Hinkley has served as a Director of Teekay GP L.L.C. since January 2005. From 1998 to 2001, she served as Managing Director of Navion Shipping AS, a shipping company at that time affiliated with the Norwegian state-owned oil company Statoil ASA (and subsequently acquired by Teekay Corporation’s in 2003). From 1980 to 1997, Ms. Hinkley was employed by the Gotaas-Larsen Shipping Corporation, an international provider of marine transportation services for crude oil and gas (including LNG), serving as its Chief Financial Officer from 1988 to

1992 and its Managing Director from 1993 to 1997. She currently serves as a non-executive director on the Board of Premier Oil plc, a London Stock Exchange listed oil exploration and production company. From 2007 to 2008 she served as a non-executive director on the Board of Revus Energy ASA, a Norwegian listed oil company. In December, 2012 Ms. Hinkley was appointed non-executive director of Vesuvius plc, a London Stock Exchange listed engineering company.

Joseph E. McKechnie joined the board of Teekay GP L.L.C. on February 19, 2013. Mr. McKechnie is a retired United States Coast Guard Officer, having served for more than 23 years, many of which focused on marine safety and security with an emphasis on LNG. In 2000 he joined Tractebel LNG North America (formerly Cabot LNG) in Boston, Massachusetts as the Vice President of Shipping, where he oversaw the LNG shipping operations for the Port of Boston. From 2006 to 2011, Mr. McKechnie was transferred to London and then Paris to continue his work with SUEZ, (the parent company of Tractebel) and ultimately GDF-SUEZ, as the Senior Vice President of Shipping, and Deputy Head of the Shipping Department. He is a former member of the Board of Directors of Society of International Gas Tankers and Terminal Operators, and Gaz-Ocean, the GDF-SUEZ Owned LNG vessel operating company. In 2011, he left GDF-SUEZ following the successful merger of GDF and SUEZ, and ultimately formed J.E. McKechnie LLC in early 2011.

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

Michael Balaski has served as Vice President of Teekay Offshore GP L.L.C. since December 6, 2011. He was also appointed Vice President of Teekay GP L.L.C. on December 6, 2011. In 2011, he retired as a partner in the Tax Services Group of PricewaterhouseCoopers LLP (“PwC”) in Vancouver, where he was a member of the International Tax Group specializing in the international shipping sector. Mr. Balaski was a partner of PwC Canada for over ten years. During that time, he worked closely with Teekay Corporation, spending much of his working time at Teekay Corporation’s office.

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

Annual Executive Compensation

Because the Chief Executive Officer and Chief Financial Officer of our General Partner, Peter Evensen, is an employee of Teekay Corporation, his compensation (other than any awards under the long-term incentive plan described below) is set and paid by Teekay Corporation, and we reimburse Teekay Corporation for time he spends on partnership matters. In addition, Michael Balaski is the Vice President of our General Partner. His compensation is set and paid by our General Partner, and we reimburse our General Partner for time he spends on our partnership matters. During 2012, the aggregate amount for which we reimbursed Teekay Corporation for compensation expenses of the officers of the General Partner incurred on our behalf and for compensation earned by the one key employee of Teekay Spain listed above was $1.7 million. These amounts were paid primarily in U.S. Dollars or in Euros, but are reported here in U.S. Dollars using an exchange rate 0.7584 Euro for each U.S. Dollar, the exchange rates on December 31, 2012. Teekay Corporation’s annual bonus plan, in which each of the Officers participates, considers both company performance, through comparison to established targets, and individual performance.

Compensation of Directors

Officers of our General Partner or Teekay Corporation who also serve as directors of our General Partner do not receive additional compensation for their service as directors. Effective January 1, 2012, each non-employee director received compensation for attending meetings of the Board of Directors, as well as committee meetings. Non-employee directors receive a director fee of $50,000 for the year and common units with a value of approximately $50,000 for the year. The Chairman of the Board of Directors receives an annual fee of $87,500 and common units with a value of approximately $87,500 for the year. Members of the Audit Committee and the Conflicts Committees each receive a committee fee of $5,000 for the year and the chairs of the Audit Committee and Conflicts Committee receive a fee of $10,000. The Corporate Governance Committee chairman receives a fee of $5,000 for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2012, the five non-employee directors received, in the aggregate, $320,000 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. In March 2012, our general partner’s Board of Directors granted to the five non-employee directors an aggregate of 7,262 common units.

2005 Long-Term Incentive Plan

Our General Partner adopted the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan for employees and directors of and consultants to our General Partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. Other than the previously mentioned common units awarded to our General Partner’s directors, we did not make any awards in 2012 under the 2005 long-term incentive plan.

Board Practices

Teekay GP L.L.C., our General Partner, manages our operations and activities. Unitholders generally are not entitled to elect the directors of our General Partner or directly or indirectly participate in our management or operation.

Our General Partner’s board of directors (or the Board) currently consists of seven members. Directors are appointed to serve until their successors are appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under the “Partnership Governance” link on the About Us page of our web site at www.teekaylng.com. During 2012, the Board held four meetings. Each director attended all Board meetings and each committee member attended all applicable committee meetings.

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

Corporate Governance Committee. The Corporate Governance Committee of our General Partner is composed of at least two directors, a majority of whom must meet the director independence standards established by the NYSE. This committee is currently comprised of directors, Ida Jane Hinkley (Chair) effective September 2012 after Ihab J.M. Massoud’s retirement from the Board, Robert E. Boyd, George Watson and Joe E. McKechnie, effective March 2013.

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

Crewing and Staff

As of December 31, 2012, approximately 1,370 seagoing staff served on our vessels and approximately 15 staff served on shore in technical, commercial and administrative roles in various countries. Certain subsidiaries of Teekay Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries, and Teekay Corporation subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please read Item 7 – Major Unitholders and Related Party Transactions.

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

Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of December 31, 2012, of our units by all directors and officers of our General Partner and key employees of Teekay Spain as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any units that the person has the right to acquire as of March 3, 2013 (60 days after December 31, 2012) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned (3)

All directors and officers as a group (9 persons) (1) (2)	143,719	0.22%

(1)	Excludes units owned by Teekay Corporation, which controls us and on the board of which serve the directors of our General Partner, C. Sean Day and Peter Evensen. Peter Evensen is the Chief Executive Officer of Teekay Corporation, the Chief Executive Officer and Chief Financial Officer of Teekay Offshore GP L.L.C., and a director of Teekay GP L.L.C., Teekay Offshore GP L.L.C. and Teekay Tankers Ltd. Kenneth Hvid is a director of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. Mr. Hvid is also Chief Strategy Officer and Executive Vice President of Teekay Corporation. Please read Item 7 – Major Unitholders and Related Party Transactions for more detail.
(2)	Each director, executive officer and key employee beneficially owns less than 1% of the outstanding common units. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power.
(3)	Excludes the 2% general partner interest held by our General Partner, a wholly owned subsidiary of Teekay Corporation.

Item 7.	Major Unitholders and Related Party Transactions

Major Unitholders

The following table sets forth information regarding beneficial ownership, as of March 1, 2013, of our common units by each person we know to beneficially own more than 5% of the outstanding common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of April 30, 2013 (60 days after March 1, 2013) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned (1)

Teekay Corporation (1)	25,208,274	36.2%

(1)	Excludes the 2% general partner interest held by our General Partner, a wholly owned subsidiary of Teekay Corporation.

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

•

owning, operating or chartering LNG carriers that relate to a bid or award for a proposed LNG project that Teekay Corporation or any of its subsidiaries has submitted or hereafter submits or receives; however, at least 180 days prior to the scheduled delivery date of any such LNG carrier, Teekay Corporation must offer to sell the LNG carrier and related time-charter to us, with the vessel valued at its “fully-built-up cost’’, which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Corporation to acquire or construct and bring such LNG carrier to the condition and location necessary for our intended use, plus a reasonable allocation of overhead costs related to the development of such project and other projects that would have been subject to the offer rights set forth in the omnibus agreement but were not completed; or

•

acquiring, operating or chartering LNG carriers if our General Partner has previously advised Teekay Corporation or Teekay Offshore that the board of directors of our General Partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the carriers.

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

Effective April 1, 2011, Kenneth Hvid was appointed director of Teekay GP L.L.C. and held this position until September 18, 2012 when he resigned to allow the Board to maintain a majority of independent directors. Mr. Hvid rejoined the Board on February 19, 2013. Mr. Hvid was also appointed to Executive Vice President, Chief Strategy Officer of Teekay Corporation and director of Teekay Offshore GP L.L.C. effective April 1, 2011.

Michael Balaski is the Vice President of Teekay Offshore GP L.L.C. and Teekay GP L.L.C.

Because Mr. Evensen is an employee of Teekay Corporation or another of its subsidiaries, his compensation (other than any awards under our long-term incentive plan) is set and paid by Teekay Corporation or such other applicable subsidiary. Pursuant to our partnership agreement, we have agreed to reimburse Teekay Corporation or its applicable subsidiary for time spent by Mr. Evensen on our management matters as our Chief Executive Officer and Chief Financial Officer. Because Mr. Balaski is an employee of our general partner, his compensation is set and paid by our general partner. Pursuant to our partnership agreement, we have agreed to reimburse our general partner for his time spent by Mr. Balaski on our partnership matters.

c)	On March 17, 2010, we acquired from Teekay Corporation two 2009-built Suezmax tankers, the Bermuda Spirit and the Hamilton Spirit, and a 2007-built Handymax product tanker, the Alexander Spirit, and the associated long-term fixed-rate time-charter contracts for a total cost of $160 million. For more information, please read Item 18 – Financial Statements: Note 12(a) – Related Party Transactions.

d)	The Arctic Spirit and Polar Spirit are employed on long-term charter contracts with subsidiaries of Teekay Corporation. In addition, we and certain of our subsidiaries have entered into services agreements with subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries have agreed to provide certain non-strategic administrative services to us, crew training, advisory, technical and administrative services that supplement existing capabilities of the employees of our operating subsidiaries, business development services and strategic consulting and advisory services to our operating subsidiaries relating to our business, unless the provision of those services would materially interfere with Teekay Corporation’s operations. These services are to be provided in a commercially reasonable manner and upon the reasonable request of our General Partner or our operating subsidiaries, as applicable. The Teekay Corporation subsidiaries that are parties to the services agreements may provide these services directly or may subcontract for certain of these services with other entities, including other Teekay Corporation subsidiaries. We pay a reasonable, arm’s-length fee for the services that include reimbursement of the reasonable cost of any direct and indirect expenses the Teekay Corporation subsidiaries incur in providing these services. Finally, we reimburse our General Partner for expenses incurred by our General Partner that are necessary for the conduct of our business. Such related party transactions, excluding expenses allocated to us as part of the result of the Dropdown Predecessor, were as follows for the periods indicated:

	Year Ended
	December 31, 2012 $	December 31, 2011 $	December 31, 2010 $

Revenues(1)	37,630	35,068	36,512
Vessel operating expenses(2)	2,548	2,742	3,791
General and administrative(3) (4)	19,710	15,468	14,919

(1)	Commencing in 2008, the two Kenai LNG Carriers were time-chartered to Teekay Corporation at a fixed-rate for a period of ten years, (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).
(2)	Teekay Corporation’s crew training.
(3)	Includes commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on our behalf.
(4)	Amounts are net of $0.2 million, $1.0 million and $1.0 million for 2012, 2011 and 2010, respectively, which consist of the amortization of $3.0 million paid to us by Teekay Corporation in March 2009 for the right to provide ship management services to certain of our vessels.

e)	As at December 31, 2012 and 2011, crewing and manning costs of nil and $4.1 million, respectively, were payable to affiliates and were included as part of accounts payable and accrued liabilities in our consolidated balance sheets. In addition, as at December 31, 2012 and 2011, non-interest bearing advances to affiliates totaled $13.9 million and $11.9 million, respectively, and non-interest bearing advances from affiliates totaled $12.1 million and $17.4 million, respectively. These advances are unsecured and have no fixed repayment terms.

f)	Our Suezmax tanker, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 13 years, although the charterer has the right to terminate the time-charter in July 2018. We entered into an agreement with Teekay Corporation such that Teekay pays us any amounts payable to the charter party as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us as a result of spot rates being in excess of the fixed rate. During 2012, 2011 and 2010, we incurred $0.9 million, ($0.1) million and ($1.9) million, respectively, of amounts received from or (paid to) Teekay Corporation as a result of this agreement.

g)	On July 28, 2008, Skaugen Multigas Subsidiaries signed contracts for the purchase of two technically advanced 12,000-cubic meter newbuilding Multigas vessels from subsidiaries of Skaugen and we agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery.

On June 15, 2011 and October 17, 2011, the two Skaugen Multigas Carriers were delivered and commenced service under a 15-year, fixed-rate charters to Skaugen. On delivery, we concurrently acquired Teekay Corporation’s 100% ownership interests in the Skaugen Multigas Subsidiaries for a purchase price of $114.5 million. These transactions were concluded between entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the combined purchase price over the combined book value of the assets of $8.2 million was accounted for as an equity distribution to Teekay Corporation.

h)	During 2010, we agreed to acquire an interest rate swap, with a notional amount of $30.0 million, relating to an LPG Carrier newbuild from Teekay Corporation for no consideration and we accounted for this swap during 2010. The actual acquisition of this interest rate swap was concurrent with the delivery of the LPG Carrier on September 15, 2011. This transaction was concluded between related parties and, thus, the interest rate swap was recorded at its carrying value which was equal to its fair value. The excess of the liability assumed over the consideration paid amounting to $1.5 million was charged to equity during 2010.

i)	During September and October 2011, we sold 1% of our ownership interest in our Skaugen Multigas Subsidiaries and the Skaugen LPG Carriers at that time to our General Partner for approximately $1.8 million.

j)	In December 2007, a consortium in which Teekay Corporation had a 33% ownership interest agreed to charter the four Angola LNG Carriers for a period of 20 years to Angola LNG Supply Services LLC. The consortium entered into agreements to construct the four LNG carriers at a total cost of $906.2 million (of which Teekay Corporation’s 33% portion was $299.0 million), excluding capitalized interest. The vessels are chartered at fixed rates, with inflation adjustments, commencing upon delivery of the vessels. In March 2011, we agreed to acquire Teekay Corporation’s 33% ownership interest in these vessels and related charter contracts upon delivery of each vessel.

Three of the four Angola LNG Carriers delivered during August to October 2011 and commenced their 20-year, fixed-rate charters to Angola LNG Supply Services. Concurrently, we acquired Teekay Corporation’s 33% ownership interest in these three vessels and related charter contracts for a total equity purchase price of $57.3 million (net of assumed debt of $193.8 million). This transaction was concluded between entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets of $46.2 million was accounted for as an equity distribution to Teekay Corporation in 2011.

In January 2012, the remaining Angola LNG Carrier delivered and commenced its 20-year, fixed-rate charter. Concurrently, we acquired Teekay Corporation’s 33% ownership interest in this vessel and related charter contract for a total equity purchase price of $19.1 million (net of assumed debt of $64.8 million). The excess of the purchase price over the book value of the assets (including the fair market value of the interest rate swap associated with debt secured by the vessel) underlying the 33% ownership interest in the fourth vessel of $15.9 million was accounted for as an equity distribution to Teekay Corporation. Our investments in the Angola LNG Carriers are accounted for using the equity method.

k)	In February 2012, we incurred a $7.0 million charge relating to a one-time fee to Teekay Corporation for its support in our successful acquisition of our 52% interest in six LNG carriers (for more information, please read Item 18 – Financial Statements: Note 19 – Equity Method Investments). This acquisition fee is reflected as part of investments in and advances to equity accounted joint ventures in our consolidated balance sheets.

Item 8.	Financial Information

A. Consolidated Financial Statements and Other Financial Information

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

Minimum Quarterly Distribution

Common unitholders are entitled under our partnership agreement to receive a minimum quarterly distribution of $0.4125 per unit, or $1.65 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our General Partner. Our General Partner has the authority to determine the amount of our available cash for any quarter. This determination must be made in good faith. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our credit agreements.

Our cash distributions were $0.60 per unit in 2010, then increased to $0.63 per unit effective for the first quarter of 2011 which was maintained throughout 2011 and further increased to $0.675 per unit in the second quarter of 2012 and throughout 2012.

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

B. Significant Changes

Please read Item 18 – Financial Statements: Note 21 – Subsequent Events.

Item 9.	The Offer and Listing

Our common units are listed on the NYSE under the symbol “TGP”. The following table sets forth the high and low prices for our common units on the NYSE for each of the periods indicated.

Years Ended	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008

High	$42.26	$41.50	$38.25	$26.91	$32.50
Low	33.00	28.61	19.75	15.13	9.10

Quarters Ended	Mar. 31, 2013	Dec. 31, 2012	Sept. 30, 2012	June 30, 2012	Mar. 31, 2012	Dec. 31, 2011	Sept. 30, 2011	June 30, 2011	Mar. 31, 2011

High	$42.60	$38.60	$41.41	$42.26	$40.44	$36.88	$38.40	$41.20	$41.50
Low	37.73	34.50	37.00	34.68	33.00	28.61	28.81	33.55	34.00

Months Ended	Mar. 31, 2013	Feb. 28, 2013	Jan. 31, 2013	Dec. 31, 2012	Nov. 30, 2012	Oct. 31, 2012	Sept. 30, 2012

High	$41.81	$42.60	$42.02	$38.60	$37.92	$38.50	$40.15
Low	38.12	37.73	38.45	36.50	34.50	35.57	37.00

Item 10.	Additional Information

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

Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

(a)	Agreement, dated February 21, 2001, for a U.S. $100,000,000 Revolving Credit Facility between Naviera Teekay Gas S.L., J.P. Morgan plc and various other banks. This facility was refinanced in 2006.

(b)	Agreement dated December 7, 2005, for a U.S. $137,500,000 Revolving Credit Facility between Asian Spirit L.L.C., African Spirit L.L.C., and European Spirit L.L.C., Den Norske Bank ASA and various other banks. This facility bears interest at LIBOR plus a margin of 0.50%. The amount available under the facility reduces by $4.4 million semi-annually, with a bullet reduction of $57.7 million on maturity in April 2015. The credit facility may be used for general partnership purposes and to fund cash distributions. Our obligations under the facility are secured by a first-priority mortgage on three of our Suezmax tankers and a pledge of certain shares of the subsidiaries operating the Suezmax tankers.

(c)	Amended and Restated Omnibus agreement with Teekay Corporation, Teekay Offshore, our General Partner and related parties Please read Item 7 – Major Unitholders and Related Party Transactions for a summary of certain contract terms.

(d)	We and certain of our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide us and our operating subsidiaries with certain non-strategic services such as, crew training, advisory, technical and administrative services that supplement existing capabilities of the employees of our operating subsidiaries. Teekay Corporation subsidiaries also provide business development services and strategic consulting and advisory services. All these services are charged at reasonable fee that includes reimbursement of the reasonable cost of any direct and indirect expenses they incur in providing these services. Please read Item 7 – Major Unitholders and Related Party Transactions for a summary of certain contract terms.

(e)	Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended. This facility was used to make restricted cash deposits that fully fund payments under a capital lease for one of our LNG carriers, the Catalunya Spirit. Interest payments are based on EURIBOR plus a margin. The term loan matures in 2023 with monthly payments that reduce over time.

(f)	Credit Facility Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Chase Manhattan International Limited, as Agent, dated as of December 21, 2001, as amended. This facility was used to make restricted cash deposits that fully fund payments under a capital lease for one of our LNG carriers, the Madrid Spirit. Interest payments are based on EURIBOR plus a margin. The term loan was terminated in 2011.

(g)	Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan. Please read Item 6 – Directors, Senior Management and Employees for a summary of certain plan terms.

(h)	Agreement dated August 23, 2006, for a U.S. $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks. This facility bears interest at LIBOR plus a margin of 0.55%. The amount available under the facility reduces semi-annually by amounts ranging from $4.3 million to $8.4 million, with a bullet reduction of $188.7 million on maturity in August 2018. The revolver is collateralized by first-priority mortgages granted on two of our LNG carriers. The credit facility may be used for general partnership purposes and to fund cash distributions.

(i)	Agreement dated June 30, 2008, for a U.S. $172,500,000 Secured Revolving Loan Facility between Arctic Spirit L.L.C., Polar Spirit L.L.C and DnB Nor Bank A.S.A. and other banks. This facility bears interest at LIBOR plus a margin of 0.80%. The amount available under the facility reduces by $6.1 million semi-annually, with a balloon reduction of $56.6 million on maturity in June 2018. The revolver is collateralized by first-priority mortgages granted on two of our LNG carriers. The credit facility may be used for general partnership purposes and to fund cash distributions.

(j)	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG I, Ltd., BNP Paribas S.A., and other banks and financial institutions. The Buyers Credit bears interest at LIBOR plus a margin of 0.78% and the Commercial Loan bears interest at LIBOR plus a margin of 1.30%. In addition, a commitment fee will be charged at the rate of 0.25% and 0.45% on undrawn and uncancelled amounts of the Buyer Credit and Commercial Loan, respectively. The amount available under the facilities reduces quarterly by amounts ranging from $1.2 million to $2.5 million. The Commercial Loan is due by one installment on maturity in 2023.

(k)	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG II, Ltd., BNP Paribas S.A., and other banks and financial institutions. The Buyers Credit bears interest at LIBOR plus a margin of 0.78% and the Commercial Loan bears interest at LIBOR plus a margin of 1.30%. In addition, a commitment fee will be charged at the rate of 0.25% and 0.45% on undrawn and uncancelled amounts of the Buyer Credit and Commercial Loan, respectively. The amount available under the facilities reduces quarterly by amounts ranging from $1.2 million to $2.5 million. The Commercial Loan is due by one installment on maturity in 2023.

(l)	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG III, Ltd., BNP Paribas S.A., and other banks and financial institutions. The Buyers Credit bears interest at LIBOR plus a margin of 0.78% and the Commercial Loan bears interest at LIBOR plus a margin of 1.30%. In addition, a commitment fee will be charged at the rate of 0.25% and 0.45% on undrawn and uncancelled amounts of the Buyer Credit and Commercial Loan, respectively. The amount available under the facilities reduces quarterly by amounts ranging from $1.2 million to $2.5 million. The Commercial Loan is due by one installment on maturity in 2023.

(m)	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG IV, Ltd., BNP Paribas S.A., and other banks and financial institutions. The Buyers Credit bears interest at LIBOR plus a margin of 0.78% and the Commercial Loan bears interest at LIBOR plus a margin of 1.30%. In addition, a commitment fee will be charged at the rate of 0.25% and 0.45% on undrawn and uncancelled amounts of the Buyer Credit and Commercial Loan, respectively. The amount available under the facilities reduces quarterly by amounts ranging from $1.2 million to $2.5 million. The Commercial Loan is due by one installment on maturity in 2024.

(n)	Agreement dated October 27, 2009, for a U.S. $122,000,000 million credit facility that is secured by the Skaugen LPG Carriers and the Skaugen Multigas Carriers. Interest payments under the facility are based on three months LIBOR plus 2.75% and require quarterly payments. This loan facility is collateralized by first priority mortgages on the five vessels to which the loans relate to, together with certain other related security and is guaranteed by us. The loans have varying maturities through 2018.

(o)	Agreement dated March 17, 2010, for a U.S. $255,528,228 million senior loan and U.S. $80,000,000 million junior loan secured loan agreement between Bermuda Spirit L.L.C., Hamilton Spirit L.L.C, Summit Spirit L.L.C., Zenith Spirit L.L.C., and Credit Agricole CIB Bank. At December 31, 2010, we had $120.6 million of the U.S. Dollar-denominated term loan outstanding. The facility was used to finance up to 80% of the shipyard contract price for the Bermuda Spirit and the Hamilton Spirit. Interest payments on one tranche under the loan facility are based on six month LIBOR plus 0.30%, while interest payments on the second tranche are based on six-month LIBOR plus 0.70%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $20 million bullet payment per vessel due 12 years and six months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.

(p)	Agreement dated September 30, 2011, for a EURO €149,933,766 Credit Facility between Naviera Teekay Gas IV S.L.U., ING Bank N.V. and other banks and financial institutions. This facility bears interest at EURIBOR plus a margin of 2.25%. The amount available under the facility reduces monthly by amounts ranging from $0.4 million to $0.7 million, with a bullet reduction of $104.4 million on maturity in 2018. The loan facility is guaranteed by us.

(q)	Agreement dated February 17, 2012, for a US$553,280,000 loan facility between Malt LNG Holdings ApS, DNB Bank ASA, ABN AMRO Bank N.V., Citigroup Global Markets Limited, Development Bank of Japan Inc., and various lenders. The loan bears interest at LIBOR plus a margin of 2.4% for the twelve months after execution and interest at LIBOR plus a margin of 3.0% for the remainder of the facility period. In addition, a commitment fee will be charged at the rate of 30% of the margin on undrawn and uncancelled amounts. The full amount of the loan is due on maturity in 2013.

(r)	Agreement dated February 17, 2012, for a US$510,720,000 loan facility between Malt LNG Holdings ApS, Mizuho Corporate Bank, Ltd., Mizuho Corporate Bank, Ltd., and various lenders. The loan bears interest at LIBOR plus a margin of 0.35% and provides a commitment fee that will be charged at the rate of 0.1% on the undrawn and uncancelled amounts. The full amount of the loan is due on maturity in 2013.

(s)	Agreement dated February 28, 2012; Teekay LNG Operating LLC and Marubeni Corporation entered into an agreement to acquire, through the Teekay LNG-Marubeni Joint Venture, 100% ownership of six LNG carriers from Maersk. Please read Item 18 – Financial Statements: Note 21 – Subsequent Events.

(t)	Agreement dated April 30, 2012, for NOK 700,000,000, Senior Unsecured Bonds due May 2017, among, Teekay LNG Partners L.P. and Norsk Tillitsmann ASA.

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

We estimate that less than 5.0 percent of our current income is not qualifying income and therefore we believe that we will be treated as a partnership for U.S. federal income tax purposes. However, this estimate could change from time to time for various reasons. Because we have not received an IRS ruling or an opinion of counsel that any (1) income we derive from transporting LPG and petrochemical gases pursuant to charters that we have entered into or will enter into in the future, (2) income we derive from transporting crude oil, natural gas and products thereof, including LNG, pursuant to bareboat charters or (3) income or gain we recognize from foreign currency transactions, is qualifying income, we are currently treating income from those sources as non-qualifying income. Under some circumstances, such as a significant change in foreign currency rates, the percentage of income or gain from foreign currency transactions in relation to our total gross income could be substantial. We do not expect income or gains from these sources and other income or gains that are not qualifying income to constitute 10.0 percent or more of our gross income for U.S. federal income tax purposes. However, it is possible that the operation of certain of our vessels pursuant to bareboat charters could, in the future, cause our non-qualifying income to constitute 10.0 percent or more of our future gross income if such vessels were held in a pass-through structure. In order to preserve our status as a partnership for U.S. federal income tax purposes, we have received a ruling from the IRS that effectively allows us to conduct our bareboat charter operations, as well as our LPG operations, in a subsidiary corporation.

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

In addition, certain U.S. unitholders who are individuals, estates or trusts are required to pay an additional 3.8 percent tax on, among other things, the income allocated to them for taxable years beginning after December 31, 2012, subject to certain exceptions. Unitholders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common units.

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

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost. Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit generally will be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than one year generally will be taxed at preferential tax rates.

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

In addition, certain U.S. unitholders who are individuals, estates or trusts are required to pay an additional 3.8 percent tax on, among other things, capital gain from the sale or other disposition of their units for taxable years beginning after December 31, 2012, subject to certain exceptions. Unitholders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common units.

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

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific U.S. federal income tax information, including a document in the form of IRS Form 1065, Schedule K-1, which sets forth his share of our items of income, gain, loss, deductions and credits as computed for U.S. federal income tax purposes for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of such items of income, gain, loss, deduction and credit. We cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. We can not assure unitholders that the IRS will not successfully contend that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

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

In addition, individual citizens or residents of the United States who hold certain specified foreign financial assets, including units in a foreign partnership not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return. Penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult with your tax advisor regarding the filing of this form.

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

Taxation of Operating Income. We expect that substantially all of our gross income and the gross income of our corporate subsidiaries will be attributable to the transportation of LNG, LPG, ammonia, crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter and bareboat charter income.

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

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy the Substantiation Requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) would be exempt from U.S. federal income taxation provided we could satisfy the Ownership Test. However, we do not believe that we met the Ownership Test in 2012 and we do not expect to meet the Ownership Test in all succeeding years. As a result, in the event we were treated as a corporation, we would not qualify for the Section 883 Exemption and our U.S. Source International Transportation Income would not be exempt from U.S. federal income taxation.

The 4.0 Percent Gross Basis Tax. If we were to be treated as a corporation and if the Section 883 Exemption described above and the net basis tax described below does not apply, we would be subject to a 4.0 percent U.S. federal income tax on our U.S. Source International Transportation Income, without benefit of deductions. We estimate that, in this event, we would be subject to less than $200,000 of U.S. federal income tax in 2013 and in each subsequent year (in addition to any U.S. federal income taxes on our subsidiaries, as described below) based on the amount of U.S. Source International Transportation Income we earned for 2012 and our expected U.S. Source International Transportation Income for subsequent years. The amount of such tax for which we would be liable for any year in which we were treated as a corporation for U.S. federal income tax purposes would depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

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

In addition, if we were treated as a PFIC, a unitholder would be required to file Form 8621 annually with the IRS and would be required to comply with all other applicable filing requirements.

Certain elections, such as a qualified electing fund (or QEF) election or mark to market election, may be available to a unitholder if we were classified as a PFIC. If we determine that we are or will be a PFIC, we will provide unitholders with information concerning the potential availability of such elections.

Under current law, dividends received by individual citizens or residents of the United States from domestic corporations and qualified foreign corporations generally are treated as net capital gains and subject to U.S. federal income tax at reduced rates. However, if we were classified as a PFIC for our taxable year in which we pay a dividend, we would not be considered a qualified foreign corporation, and individuals receiving such dividends would not be eligible for the reduced rate of U.S. federal income tax.

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

Taxation of Our Subsidiary Corporations

Our subsidiaries Teekay LNG Holdco L.L.C., DHJS Hull No. 2007-001 L.L.C and DHJS Hull No. 2007-002 L.L.C. are classified as corporations for U.S. federal income tax purposes and are subject to U.S. federal income tax based on the rules applicable to foreign corporations described above under “Possible Classification as a Corporation — Taxation of Operating Income,” including, but not limited to, the 4.0 percent gross basis tax or the net basis tax if the Section 883 Exemption does not apply. We believe that the Section 883 Exemption would apply to our corporate subsidiaries only to the extent that it would apply to us if we were to be treated as a corporation. As such, we believe that the Section 883 Exemption did not apply for 2012 and would not apply in subsequent years and therefore, the 4.0 percent gross basis tax applied to our subsidiary corporations in 2012 and will apply to our subsidiary corporations in subsequent years. In this regard, we estimate that we will be subject to approximately $100,000 or less of U.S. federal income tax in 2013 and in each subsequent year based on the amount of U.S. Source International Transportation Income these subsidiaries earned for 2012 and their expected U.S. Source International Transportation Income for 2013 and subsequent years. The amount of such tax for which they would be liable for any year will depend upon the amount of income they earn from voyages into or out of the United States in such year, which, however, is not within their complete control.

As non-U.S. entities classified as corporations for U.S. federal income tax purposes, our subsidiaries Teekay LNG Holdco L.L.C., DHJS Hull No. 2007-001 L.L.C and DHJS Hull No. 2007-002 L.L.C. could be considered PFICs. We received a ruling from the IRS that our subsidiary Teekay LNG Holdco L.L.C. will be classified as a CFC rather than a PFIC as long as it is wholly-owned by a U.S. partnership.

DHJS Hull No. 2007-001 L.L.C and DHJS Hull No. 2007-002 L.L.C. are also owned by our U.S. partnership. We intend to take the position that these subsidiaries should also be treated as CFCs rather than PFICs following this restructuring. No assurance can be given, however, that the IRS, or a court of law, will accept this position or would not follow the Tidewater decision in interpreting the PFIC provisions under the Code (as discussed above).

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

The table below provides information about our financial instruments at December 31, 2012, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

Expected Maturity Date

	2013	2014	2015	2016	2017	There- after	Total	Fair Value Liability	Rate (1)
	(in millions of U.S. Dollars, except percentages)

Long-Term Debt:
Variable-Rate ($U.S.) (2)	46.8	47.4	83.0	48.5	49.3	504.3	779.3	(692.9)	1.2%
Variable-Rate (Euro) (3) (4)	14.8	15.8	17.0	18.2	19.6	256.0	341.4	(307.8)	1.6%
Variable-Rate (NOK) (4) (5)	—	—	—	—	125.8	—	125.8	(129.4)	7.1%

Fixed-Rate Debt ($U.S.)	24.9	24.9	24.9	24.9	24.9	42.4	166.9	(170.1)	5.3%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.2%	5.3%

Capital Lease Obligations(6)
Variable-Rate ($U.S.)(7)	70.3	31.7	4.4	4.5	28.3	26.3	165.5	(165.5)	7.4%
Average Interest Rate(8)	9.1%	7.7%	5.4%	5.4%	4.6%	6.4%	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	19.4	19.9	20.6	21.2	151.9	366.7	599.7	(152.3)	5.5%
Average Fixed-Pay Rate (2)	5.6%	5.6%	5.6%	5.6%	5.3%	5.6%	5.5%
Contract Amount (Euro) (4) (10)	14.8	15.8	17.0	18.2	19.6	256.0	341.4	(41.3)	3.1%
Average Fixed-Pay Rate (3)	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt, which as of December 31, 2012 ranged from 0.30% to 2.75%. Please read Item 18 – Financial Statements: Note 10 – Long-Term Debt.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2012.
(5)	Interest payments on our NOK-denominated debt and on our cross currency swap are based on NIBOR. Our NOK-denominated debt has been economically hedged with a cross currency swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.88%, and the transfer of principal fixed at $125.0 million upon maturity in exchange for NOK 700 million.
(6)	Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 18 – Financial Statements: Note 6 – Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at December 31, 2012 totaled $475.5 million, and the lease obligations, which as at December 31, 2012 totaled $472.1 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at December 31, 2012, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat’s capital lease obligations and restricted cash deposits were $412.9 million and $469.3 million, ($110.6) million and $165.7 million, and 4.9% and 4.8%, respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate to.
(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set quarterly at 3-month LIBOR.
(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set monthly at 1-month EURIBOR.

Spot Market Rate Risk

One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract was 13 years as of December 31, 2012, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to from Teekay Corporation are settled at the end of each year. At December 31, 2012, the fair value of this derivative asset was $1.1 million and the change from reporting period to period has been reported in realized and unrealized loss on derivative instruments.

Foreign Currency Fluctuations

Our functional currency is U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loans and restricted cash deposits and our NOK-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We have Euro-denominated interest expense and Euro-denominated interest income related to our Euro-denominated loans and Euro-denominated restricted cash deposits, respectively. We also incur NOK-denominated interest expense on our NOK-denominated bonds; however, we entered into a cross currency swap to economically hedge the foreign exchange risk on the principal and interest for these bonds. Please read Item 18 – Financial Statements: Note 13 – Derivative Instruments. At December 31, 2012, the fair value of this derivative liability was $2.6 million and the change from the date of issuance in May 2012 to the reporting period has been reported in foreign currency exchange (loss) gain. As a result, fluctuations in the Euro and NOK relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income, realized and unrealized loss on derivative instruments and foreign currency exchange (loss) gain.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2012.

During the year ended 2012, we implemented a new accounting system designed to improve the effectiveness and efficiency of our accounting and financial reporting processes. Although this implementation changed certain specific activities within the accounting function, it did not significantly affect the overall controls and procedures followed by the Company in establishing internal controls over financial reporting. Other than this accounting system implementation, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the year ended December 31, 2012 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management has determined that the internal control over financial reporting was effective as of December 31, 2012.

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

We have adopted Standards of Business Conduct that include a Code of Ethics for all our employees and the employees and directors of our General Partner. This document is available under “About Us - Partnership Governance” from the Home Page of our web site (www.teekaylng.com). We intend to disclose, under “About us - Partnership Governance” in the About Us section of our web site, any waivers to or amendments of our Standards of Business Conduct for the benefit of any directors and executive officers of our General Partner.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2012 and 2011 was KPMG LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit and audit-related services provided by KPMG LLP for 2012 and KPMG LLP and Ernst & Young LLP for 2011.

Fees (in thousands of U.S. Dollars)	2012 $	2011 $
Audit Fees(1)(2)	719	688
Audit-Related Fees(3)	10	16
Tax Fees(4)	—	13

Total	729	717

(1)	Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements, audit services provided in connection with other statutory audits and professional services in connection with the review of our regulatory filings for our equity offerings.
(2)	Total audit fees incurred with respect to KPMG LLP were approximately $719,000 and $642,000 for 2012 and 2011, respectively. Total audit fees incurred with respect to Ernst & Young LLP were approximately nil and $46,000 for 2012 and 2011, respectively.
(3)	Audit-related fees relate to other accounting consultations.
(4)	Tax fees relate primarily to corporate tax compliance fees.

No fees for other services were provided to the Company by the auditor during the term of their appointments in 2012 and 2011.

The Audit Committee of our General Partner’s Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2012.

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

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay LNG Partners L.P. (1)

1.2	First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P., as amended by Amendment No. 1 dated as of May 31, 2006 and Amendment No. 2 as of January 1, 2007. (2)

1.3	Certificate of Formation of Teekay GP L.L.C. (1)

1.4	Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C. (3)

2.1	Agreement, dated April 30, 2012, for NOK 700,000,000, Senior Unsecured Bonds due May 2017, among, Teekay LNG Partners L.P. and Norsk Tillitsmann ASA.(4)

4.1	Agreement, dated February 21, 2001, for a U.S. $100,000,000 Revolving Credit Facility between Naviera Teekay Gas S.L., J.P. Morgan plc and various other banks (3)

4.2	Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan (3)

4.3	Amended and Restated Omnibus Agreement (5)

4.4	Administrative Services Agreement with Teekay Shipping Limited (3)

4.5	Advisory, Technical and Administrative Services Agreement (3)

4.6	LNG Strategic Consulting and Advisory Services Agreement (3)

4.7	Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended (3)

4.8	Bareboat Charter Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Poseidon Gas AIE dated as of October 2, 2000 (3)

4.9	Credit Facility Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Chase Manhattan International Limited, as Agent, dated as of December 21, 2001, as amended (3)

4.10	Bareboat Charter Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Pagumar AIE dated as of December 30, 2003 (3)

4.11	Agreement, dated December 7, 2005, for a U.S. $137,500,000 Secured Reducing Revolving Loan Facility Agreement between Asian Spirit L.L.C., African Spirit L.L.C., European Spirit L.L.C., DNB Nor Bank ASA and other banks (6)

4.12	Agreement, dated August 23, 2006, for a U.S. $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks (7)

4.13	Purchase Agreement, dated November 2005, for the acquisition of Asian Spirit L.L.C., African Spirit L.L.C. and European Spirit L.L.C. (8)

4.14	Agreement, dated June 30, 2008, for a U.S. $172,500,000 Secured Revolving Loan Facility between Arctic Spirit L.L.C., Polar Spirit L.L.C and DnB Nor Bank A.S.A. (9)

4.15	Credit Facility Agreement between Taizhou L.L.C. and DHJS L..L.C and Calyon, as Agent, dated as of October 27, 2009 (10)

4.16	Credit Facility Agreement between Bermuda Spirit L.L.C., Hamilton Spirit L.L.C., Zenith Spirit L.L.C., Summit Spirit L.L.C. and Credit Argicole CIB, dated March 17, 2010 (11)

4.17	Credit Facility Agreement between Great East Hull No. 1717 L.L.C., Great East Hull No. 1718 L.L.C., H.S.H.I Hull No. S363 L.L.C., H.S.H.I Hull No. S364 L.L.C. and Calyon, dated December 15, 2006 (11)

4.18	Agreement, dated September 30, 2011, for a EURO €149,933,766 Credit Facility between Naviera Teekay Gas IV S.L.U., ING Bank N.V. and other banks and financial institutions (12)

4.19	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG I, Ltd., BNP Paribas S.A., and other banks and financial institutions.(13)

4.20	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG II, Ltd., BNP Paribas S.A., and other banks and financial institutions.(13)

4.21	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG III, Ltd., BNP Paribas S.A., and other banks and financial institutions.(13)

4.22	Deed of Amendment and Restatement dated November 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG IV, Ltd., BNP Paribas S.A., and other banks and financial institutions.(13)

4.23	Agreement dated February 17, 2012, for a US$553,280,000 loan facility between Malt LNG Holdings ApS, DNB Bank ASA, ABN AMRO Bank N.V., Citigroup Global Markets Limited, Development Bank of Japan Inc., and various lenders. (13)

4.24	Agreement dated February 17, 2012, for a US$510,720,000 loan facility between Malt LNG Holdings ApS, Mizuho Corporate Bank, Ltd., Mizuho Corporate Bank, Ltd., and various lenders. (13)

4.25	Share purchase agreement dated February 28, 2012 to purchase Maersk LNG A/S through the Teekay LNG-Marubeni Joint Venture from Maersk. (13)

4.26	Agreement dated January 1, 2012, for business development services between Teekay LNG Operating LLC and Teekay Shipping Limited.

8.1	List of Subsidiaries of Teekay LNG Partners L.P.

12.1	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Executive Officer

12.2	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Financial Officer

13.1	Teekay LNG Partners L.P. Certification of Peter Evensen, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG LLP, as independent registered public accounting firm, for Teekay LNG Partners L.P.

15.2	Consent of Ernst & Young LLP, as former independent registered public accounting firm, for Teekay LNG Partners L.P.

15.3	Consolidated Financial Statements of MALT LNG Holdings ApS

101.INS	XBRL Instance Document

101.SCJ	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Previously filed as an exhibit to the Partnership’s Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on November 24, 2004, and hereby incorporated by reference to such Annual Report.
(2)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K filed with the SEC on August 17, 2006, and hereby incorporated by reference to such Report.
(3)	Previously filed as an exhibit to the Partnership’s Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 11, 2005, and hereby incorporated by reference to such Registration Statement.
(4)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K filed with the SEC on September 27, 2012, and hereby incorporated by reference to such Report.
(5)	Previously filed as an exhibit to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 19, 2007 and hereby incorporated by reference to such report.
(6)	Previously filed as an exhibit to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 14, 2006 and hereby incorporated by reference to such report.
(7)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on December 21, 2006 and hereby incorporated by reference to such report.
(8)	Previously filed as an exhibit to the Partnership’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-129413), filed with the SEC on November 3, 2005, and hereby incorporated by reference to such Registration Statement.
(9)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on March 20, 2009 and hereby incorporated by reference to such report.
(10)	Previously filed as an exhibit to the Partnership’s Report on Form 20F (File No. 1-32479), filed with the SEC on April 26, 2010 and hereby incorporated by reference to such report.
(11)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on June 1, 2010 and hereby incorporated by reference to such report.
(12)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on December 1, 2011 and hereby incorporated by reference to such report.
(13)	Previously filed as an exhibit to the Partnership’s Report on Form 20-F (File No. 1-32479), filed with the SEC on April 11, 2011 and hereby incorporated by reference to such report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2013	TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its General Partner

	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Teekay LNG Partners L.P.

We have audited the accompanying consolidated balance sheets of Teekay LNG Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2012 and 2011, and the related consolidated statements of income, cash flows, and changes in total equity for each of the years in the two year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated statements of income, cashflows and changes in total equity of the Partnership for the year ended December 31, 2010 were audited by other auditors whose report thereon dated April 1, 2011, expressed an unqualified opinion on those statements.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2013 expressed an unqualified opinion on the effectiveness of the Partnership’s internal control over financial reporting.

Vancouver, Canada	/s/ KPMG LLP
April 16, 2013	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Teekay LNG Partners L.P.

We have audited the accompanying consolidated statements of income, changes in total equity and cash flows of Teekay LNG Partners L.P. and subsidiaries (or the Partnership) for the year ended December 31, 2010. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of the operations, cash flows and changes in total equity of Teekay LNG Partners L.P. and subsidiaries for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada	/s/ Ernst & Young LLP
April 1, 2011	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Teekay LNG Partners L.P.

We have audited Teekay LNG Partners L.P. and subsidiaries (“the Partnership”) internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Partnership as at December 31, 2012 and 2011, and the related consolidated statements of income, cash flows, and changes in total equity for each of the years in the two year period ended December 31, 2012, and our report dated April 16, 2013, expressed an unqualified opinion on those consolidated financial statements.

Vancouver, Canada	/s/ KPMG LLP
April 16, 2013	Chartered Accountants

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Notes 1 and 2)

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. Dollars, except unit and per unit data)

	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $

VOYAGE REVENUES (note 12b)	392,251	379,975	374,008

OPERATING EXPENSES (note 12b)
Voyage expenses	1,772	1,387	2,042
Vessel operating expenses	86,347	89,046	84,577
Depreciation and amortization	99,825	91,919	89,347
General and administrative (notes 12a and 12b)	27,149	24,120	23,247
Write down of vessels (note 20)	29,367	—	—
Gain on sale of vessel (note 17)	—	—	(4,340)
Restructuring charge (note 18)	—	—	175

Total operating expenses	244,460	206,472	195,048

Income from vessel operations	147,791	173,503	178,960

OTHER ITEMS
Equity income (note 19)	78,866	20,584	8,043
Interest expense (notes 6, 10 and 12a)	(54,211)	(49,880)	(49,019)
Interest income (note 6)	3,502	6,687	7,190
Realized and unrealized loss on derivative instruments (note 13)	(29,620)	(63,030)	(78,720)
Foreign currency exchange (loss) gain (notes 10 and 13)	(8,244)	10,310	27,545
Other income (expense)	1,683	(37)	615

	(8,024)	(75,366)	(84,346)

Net income before income tax expense	139,767	98,137	94,614
Income tax expense (note 11)	(625)	(781)	(1,670)

Net income	139,142	97,356	92,944

Non-controlling interest in net income	15,437	7,508	3,062
Dropdown Predecessor’s interest in net income (note 2)	—	—	2,258
General Partner’s interest in net income	21,303	11,474	8,896
Limited partners’ interest in net income	102,402	78,374	78,728
Limited partners’ interest in net income per unit (note 16)
• Common unit (basic and diluted)	1.54	1.33	1.46
• Subordinated unit (basic and diluted)	—	—	2.04
• Total unit (basic and diluted)	1.54	1.33	1.48
Weighted-average number of units outstanding:
• Common units (basic and diluted)	66,328,496	59,147,422	51,481,035
• Subordinated units (basic and diluted)	—	—	1,816,591
• Total units (basic and diluted)	66,328,496	59,147,422	53,297,626

Cash distributions declared per common unit	2.6550	2.5200	2.3700

Related party transactions (note 12)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Notes 1 and 2)

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at December 31, 2012 $	As at December 31, 2011 $
ASSETS
Current
Cash and cash equivalents	113,577	93,627
Restricted cash – current (note 6)	34,160	—
Accounts receivable, including non-trade of $11,654 (2011 – $10,011) (note 13)	13,408	13,921
Prepaid expenses	5,836	4,916
Current portion of derivative assets (note 13)	17,212	15,608
Current portion of net investments in direct financing leases (note 6)	6,656	6,074
Advances to affiliates (note 12c)	13,864	11,922

Total current assets	204,713	146,068

Restricted cash – long-term (note 6)	494,429	495,634

Vessels and equipment
At cost, less accumulated depreciation of $351,092 (2011 – $291,689)	1,286,957	1,339,571
Vessels under capital leases, at cost, less accumulated depreciation of $133,228 (2011 – $163,926) (note 6)	624,059	681,554
Advances on newbuilding contracts (note 14)	38,624	—

Total vessels and equipment	1,949,640	2,021,125

Investment in and advances to equity accounted joint ventures (note 19)	409,735	191,448
Net investments in direct financing leases (note 6)	396,730	403,467
Advances to joint venture partner (note 8)	14,004	10,200
Other assets (note 11)	25,233	24,560
Derivative assets (note 13)	145,347	139,651
Intangible assets – net (note 7)	109,984	120,950
Goodwill – liquefied gas segment (note 7)	35,631	35,631

Total assets	3,785,446	3,588,734

LIABILITIES AND EQUITY
Current
Accounts payable (includes nil and $556 for 2012 and 2011, respectively, owing to related parties) (note 12c)	2,178	3,302
Accrued liabilities (includes nil and $3,550 for 2012 and 2011, respectively, owing to related parties) (notes 9, 12c and 13)	38,134	46,740
Unearned revenue	19,417	9,988
Current portion of long-term debt (note 10)	86,489	84,722
Current obligations under capital lease (note 6)	70,272	47,203
Current portion of derivative liabilities (note 13)	48,046	43,973
Advances from affiliates (note 12c)	12,083	17,400

Total current liabilities	276,619	253,328

Long-term debt (note 10)	1,326,864	1,230,509
Long-term obligations under capital lease (note 6)	567,302	599,844
Long-term unearned revenue	38,570	40,003
Other long-term liabilities (note 6)	73,568	76,096
Derivative liabilities (note 13)	248,249	249,245

Total liabilities	2,531,172	2,449,025

Commitments and contingencies (notes 6, 10, 13 and 14)

Equity
Non-controlling interest	41,294	26,242
Partners’ equity	1,212,980	1,113,467

Total equity	1,254,274	1,139,709

Total liabilities and total equity	3,785,446	3,588,734

Subsequent events (note 21)

The accompanying notes are integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Notes 1 and 2)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	139,142	97,356	92,944
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 13)	(6,900)	277	34,306
Depreciation and amortization	99,825	91,919	89,347
Write down of vessels	29,367	—	—
Unrealized foreign currency exchange loss (gain)	8,923	(10,221)	(26,700)
Equity income, net of dividends received of $14,700 (2011 – $15,340 and 2010 – nil)	(64,166)	(5,244)	(8,043)
Amortization of deferred debt issuance costs and other	622	1,055	3,526
Gain on sale of vessel (note 17)	—	—	(4,340)
Change in operating assets and liabilities (note 15a)	(7,307)	(33,458)	6,657
Expenditures for dry docking	(7,493)	(19,638)	(12,727)

Net operating cash flow	192,013	122,046	174,970

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	500,335	600,862	100,945
Debt issuance costs	(2,065)	(2,578)	(137)
Scheduled repayments of long-term debt	(84,666)	(290,940)	(76,018)
Prepayments of long-term debt	(324,274)	(383,000)	(72,000)
Scheduled repayments of capital lease obligations and other long-term liabilities	(10,161)	(89,350)	(39,147)
Proceeds from equity offerings net of offering costs (note 16)	182,316	341,178	50,921
Advances to and from affiliates	—	27,048	16,545
Advances to joint venture partners	(3,600)	—	(10,200)
(Increase) decrease in restricted cash	(31,217)	76,249	30,741
Cash distributions paid	(195,909)	(159,380)	(135,514)
Purchase of Skaugen Multigas Subsidiaries (note 12f)	—	(114,466)	—
Distribution to Teekay Corporation for the acquisition of Alexander Spirit LLC, Bermuda Spirit LLC and Hamilton Spirit LLC (note 2)	—	—	(33,997)
Other	(385)	1,551	115

Net financing cash flow	30,374	7,174	(167,746)

INVESTING ACTIVITIES
Purchase of equity accounted investments (notes 12i and 19)	(170,067)	(57,287)	(35,169)
Proceeds received from the sale of Dania Spirit (note 17)	—	—	21,556
Receipts from direct financing leases	6,155	6,154	5,746
Expenditures for vessels and equipment	(39,894)	(64,685)	(26,652)
Other	1,369	(830)	—

Net investing cash flow	(202,437)	(116,648)	(34,519)

Increase (decrease) in cash and cash equivalents	19,950	12,572	(27,295)
Cash and cash equivalents, beginning of the year	93,627	81,055	108,350

Cash and cash equivalents, end of the year	113,577	93,627	81,055

Supplemental cash flow information (note 15)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Notes 1 and 2)

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Dropdown	Partners’ Equity					Non-
	Predecessor Equity	Common		Subordinated		General Partner	controlling Interest	Total
	$	Units	$	Units	$	$	$	$

Balance as at December 31, 2009	43,013	44,973	754,414	7,367	67,745	38,059	13,807	917,038

Net change in parent’s equity in Dropdown Predecessor (note 2)	466	—	—	—	—	—	—	466
Net income and comprehensive income	2,258	—	75,028	—	3,700	8,896	3,062	92,944
Cash distributions	—	—	(118,114)	—	(8,620)	(8,780)	—	(135,514)
Equity based compensation	—	—	148	—	—	3	—	151
Additional offering costs related to November 2009 follow-on equity offering	—	—	(111)	—	(18)	(2)	—	(131)
Acquisition of Alexander Spirit LLC, Bermuda Spirit LLC and Hamilton Spirit LLCfrom Teekay Corporation (note 12a)	(45,737)	—	(2,471)	—	(1,020)	(148)	—	(49,376)
Conversion of subordinated units to common units	—	7,367	61,787	(7,367)	(61,787)	—	—	—
Acquisition of interest rate swap (note 12g)	—	—	(1,470)	—	—	(30)	—	(1,500)
Direct equity placement, net of offering costs of $0.1 million (note 16)	—	1,713	49,901	—	—	1,020	—	50,921
Purchase of Excalibur and Excelsior Joint Ventures (note 16)	—	1,053	37,309	—	—	761	254	38,324

Balance as at December 31, 2010	—	55,106	856,421	—	—	39,779	17,123	913,323

Net income and comprehensive income	—	—	78,374	—	—	11,474	7,508	97,356
Cash distributions	—	—	(146,903)	—	—	(12,477)	(201)	(159,581)
Equity based compensation	—	—	93	—	—	2	—	95
Proceeds from follow-on public offering of units, net of offering costs of $15.0 million (note 16)	—	9,752	334,056	—	—	7,122	—	341,178
Acquisition of Skaugen Multigas Subsidiaries (note 12f)	—	—	(7,852)	—	—	(379)	—	(8,231)
Acquisition of equity investment in three Angola LNG Carriers (note 12i)	—	—	(44,123)	—	—	(2,120)	—	(46,243)
Sale of 1% interest in Skaugen LPG and Multigas subsidiaries to General Partner (note 12h)	—	—	—	—	—	—	1,812	1,812

Balance as at December 31, 2011	—	64,858	1,070,066	—	—	43,401	26,242	1,139,709

Net income and comprehensive income	—	—	102,402	—	—	21,303	15,437	139,142
Cash distributions	—	—	(175,455)	—	—	(20,454)	(385)	(196,294)
Re-investment tax credit (note 11)	—	—	5,200	—	—	105	—	5,305
Equity based compensation	—	—	32	—	—	2	—	34
Proceeds from follow-on public offering of units, net of offering costs of $6.9 million (note 16)	—	4,826	178,532	—	—	3,784	—	182,316
Acquisition of investment in the fourth Angola LNG Carrier (note 12i)	—	—	(15,143)	—	—	(795)	—	(15,938)

Balance as at December 31, 2012	—	69,684	1,165,634	—	—	47,346	41,294	1,254,274

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

1.	Basis of Presentation and Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P. (or the Partnership), which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries, the Dropdown Predecessor, as described below in Note 2, and certain variable interest entities for which Teekay LNG Partners L.P. or its subsidiaries are the primary beneficiaries (see Note 14). Significant intercompany balances and transactions have been eliminated upon consolidation. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

In addition, certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period relating to in-process revenue contracts of $6.5 million at December 31, 2011 reclassified from intangible assets and recorded as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

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

Advances to Joint Venture Partner

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

35 years for liquefied natural gas (or LNG) carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years, 30 years, or 35 years, respectively. Depreciation of vessels and equipment (including depreciation attributable to the Dropdown Predecessor) for the years ended December 31, 2012, 2011 and 2010 aggregated $76.4 million, $73.2 million and $72.8 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.

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

Interest costs capitalized to vessels and equipment for the years ended December 31, 2012, 2011 and 2010 aggregated $24 thousand, $3.1 million and $4.2 million, respectively.

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

Dry-docking activity for the three years ended December 31, 2012, 2011 and 2010 is summarized as follows:

	Year Ended December 31,
	2012	2011	2010
	$	$	$

Balance at January 1,	34,449	24,393	20,477
Cost incurred for dry docking	7,493	19,638	12,727
Sale of vessel	—	—	(1,477)
Dry-dock amortization	(13,121)	(9,582)	(7,334)

Balance at December 31,	28,821	34,449	24,393

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. The estimated fair value for the Partnership’s impaired vessels is determined using discounted cash flows or appraised values. In cases where an active second hand sale and purchase market does not exist, the Partnership uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second hand sale and purchase market exists, an appraised value is generally the amount the Partnership would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Partnership.

Investments in joint ventures

The Partnership’s investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Partnership’s proportionate share of earnings or losses and distributions. The Partnership evaluates its investment in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Partnership’s consolidated statements of income.

Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, are presented as other assets and are deferred and amortized on an effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

Goodwill and intangible assets

Goodwill is not amortized, but reviewed for impairment at the reporting unit level on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. When goodwill is reviewed for impairment, the Partnership may elect to assess qualitative factors to determine whether it is more likely than not that the fair

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Partnership may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Partnership uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

The Partnership’s finite life intangible assets consist of acquired time-charter contracts and are amortized on a straight-line basis over the remaining term of the time-charters. Finite life intangible assets are assessed for impairment when events or circumstances indicate that the carrying value may not be recoverable.

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and whether the contract qualifies for hedge accounting. The Partnership does not apply hedge accounting to its derivative instruments, except for certain types of interest rate swaps that it may enter into in the future.

When a derivative is designated as a cash flow hedge, the Partnership formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Partnership does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or no longer possible of occurring.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item in the consolidated statements of income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings in the consolidated statements of income. If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item (e.g. interest expense) in the consolidated statements of income. If the hedged items are no longer possible of occurring, amounts recognized in total equity are immediately transferred to the earnings item in the consolidated statements of income.

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated interest rate swaps, cross currency swap and the Partnership’s agreement with Teekay Corporation for the Suezmax tanker the Toledo Spirit (see Note 12e) are recorded in realized and unrealized loss on derivative instruments in the Partnership’s consolidated statements of income.

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

The Partnership recognizes the benefits of uncertain tax positions when it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements. The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense in the Partnership’s consolidated statements of income.

Guarantees

Guarantees issued by the Partnership, excluding those that are guaranteeing its own performance, are recognized at fair value at the time the guarantees are issued and are presented in the Partnership’s consolidated balance sheets as other long-term liabilities. The liability recognized on issuance is amortized to other income (expense) on the Partnership’s consolidated statements of income as the Partnership’s risk from the guarantees declines over the term of the guarantee. If it becomes probable that the Partnership will have to perform under a guarantee, the Partnership will recognize an additional liability if the amount of the loss can be reasonably estimated.

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

On March 17, 2010, the Partnership acquired two 2009-built Suezmax tankers, the Bermuda Spirit and the Hamilton Spirit (or the Centrofin Suezmaxes), and a 2007-built Handymax product tanker, the Alexander Spirit, from Teekay Corporation and the related long-term, fixed-rate time-charter contracts. These transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s consolidated statements of income and cash flows for the year ended December 31, 2010 reflect these three vessels and their results of operations, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations under the ownership of Teekay Corporation on May 27, 2009 (Bermuda Spirit), June 24, 2009 (Hamilton Spirit) and September 3, 2009 (Alexander Spirit). The effect of adjusting the Partnership’s financial statements to account for these common control exchanges up to March 17, 2010, increased the Partnership’s net income by $2.3 million for the year ended December 31, 2010.

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

3.	Adoption of New Accounting Pronouncements

In January 2012, the Partnership adopted an amendment to FASB ASC 820, Fair Value Measurement, which clarifies or changes the application of existing fair value measurements, including: that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. The adoption of this amendment did not have an impact on the Partnership’s consolidated financial statements other than in the disclosures as presented in Note 4 – Financial Instruments.

4.	Financial Instruments

a)	Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the Partnership’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Interest and cross currency swap agreements – The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.

Other derivative – The Partnership’s other derivative agreement is between Teekay Corporation and the Partnership and relates to hire payments under the time-charter contract for the Suezmax tanker Toledo Spirit (see Note 12e). The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of the Partnership’s projection of future spot market tanker rates, which have been derived from current spot market tanker rates and long-term historical average rates. As projections of future spot rates are specific to the Partnership, these are considered Level 3 inputs for the purposes of estimating the fair value.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Long-term debt – The fair values of the Partnership’s fixed-rate and variable-rate long-term debt is either based on quoted market prices or estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

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

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at a fair value on a recurring basis.

			December 31, 2012		December 31, 2011
	Fair Value Hierarchy Level		Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $

Recurring:
Cash and cash equivalents and restricted cash	Level 1		642,166	642,166	589,261	589,261
Derivative instruments (note 13)
Interest rate swap agreements – assets	Level 2		165,687	165,687	159,603	159,603
Interest rate swap agreements – liabilities	Level 2		(304,220)	(304,220)	(304,066)	(304,066)
Cross currency swap agreement	Level 2		(2,623)	(2,623)	—	—
Other derivative	Level 3		1,100	1,100	(600)	(600)
Other:
Advances to joint venture partner (note 8)		(1)	14,004	(1)	10,200	(1)
Long-term debt – public (note 10)	Level 1		(125,791)	(129,439)	—	—
Long-term debt – non-public (note 10)	Level 2		(1,287,562)	(1,170,788)	(1,315,231)	(1,191,117)

(1)	The advances from the Teekay Tangguh Joint Venture to the joint venture partner together with the joint venture partner’s equity investment in the Teekay Tangguh Joint Venture form the net aggregate carrying value of the joint venture partner’s interest in the Teekay Tangguh Joint Venture in these consolidated financial statements. The fair value of the individual components of such aggregate interest is not determinable.

Changes in fair value during the years ended December 31, 2012 and 2011 for the Partnership’s other derivative liability, the Toledo Spirit time-charter derivative, that is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), are as follows:

	Year Ended December 31,
	2012	2011
	$	$

Fair value at beginning of period	(600)	(10,000)
Realized and unrealized gains included in earnings	2,607	9,307
Settlements	(907)	93

Fair value at end of period	1,100	(600)

In order to reduce the variability of its revenue, the Partnership entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The estimated fair value of this other derivative is based in part upon the Partnership’s projection of future spot market tanker rates, which has been derived from current spot market tanker rates and long-term historical average rates as well as an estimated discount rate. The estimated fair value of this other derivative as of December 31, 2012 is based upon an average daily tanker rate of $29,139 (December 31, 2011 – $29,498) over the remaining duration of the charter contract and a discount rate of 8.82% (December 31,

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

2011 – 8.68%). In developing and evaluating this estimate, the Partnership considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.

No other assets or liabilities were carried at fair value at December 31, 2012 or December 31, 2011, except for the impairment of three vessel asset groups at December 31, 2012, which were written down to an aggregate estimated fair value of $0.8 million. The estimated fair value was based on a discounted cash flow approach, which is Level 3 in the fair value hierarchy (see Note 20).

b)	Financing Receivables

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

Class of Financing Receivable	Credit Quality Indicator	Grade	December 31, 2012 $	December 31, 2011 $
Direct financing leases	Payment activity	Performing	403,386	409,541
Other receivables
Long-term receivable included in other assets	Payment activity	Performing	1,704	786
Advances to joint venture included in investment in and advances to joint ventures	Payment activity	Performing	—	830
Advances to joint venture partner (note 8)	Other internal metrics	Performing	14,004	10,200

			419,094	421,357

5.	Segment Reporting

The Partnership has two reportable segments, its liquefied gas segment and its conventional tanker segment. The Partnership’s liquefied gas segment consists of LNG and LPG carriers subject to long-term, fixed-rate charters to international energy companies and Teekay Corporation (see Note 12b). As at December 31, 2012, the Partnership’s liquefied gas segment consisted of 27 LNG carriers (including 16 LNG carriers included in joint ventures that are accounted for under the equity method), three LPG carriers and two Multigas carriers. The Partnership’s conventional tanker segment consisted of ten Suezmax-class crude oil tankers and one Handymax product tanker operating on long-term, fixed-rate time-charter contracts to international energy and shipping companies. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following table presents voyage revenues and percentage of consolidated voyage revenues for customers that accounted for more than 10% of the Partnership’s consolidated voyage revenues during any of the periods presented.

(U.S. Dollars in millions)	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Ras Laffan Liquefied Natural Gas Company Ltd.(1)	$69.6 or 18%	$68.8 or 18%	$68.7 or 18%
Repsol YPF, S.A.(1)	$50.3 or 13%	$53.9 or 14%	$51.9 or 14%
Compania Espanola de Petroleos(2)	$47.3 or 12%	$44.4 or 12%	$44.0 or 12%
The Tangguh Production Sharing Contractors(1)	$45.4 or 12%	$43.7 or 12%	$42.8 or 11%
Teekay Corporation(1)	$37.6 or 10%	Less than 10%	$36.5 or 10%

(1)	Liquefied gas segment.
(2)	Conventional tanker segment.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The following tables include results for these segments for the years presented in these financial statements.

	Year Ended December 31, 2012
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $

Voyage revenues	278,511	113,740	392,251
Voyage expenses	66	1,706	1,772
Vessel operating expenses	45,816	40,531	86,347
Depreciation and amortization	69,064	30,761	99,825
General and administrative(1)	17,532	9,617	27,149
Write down of vessels	—	29,367	29,367

Income from vessel operations	146,033	1,758	147,791

Equity income	78,866	—	78,866
Investment in and advances to equity accounted joint ventures	409,735	—	409,735
Total assets at December 31, 2012	3,143,205	495,556	3,638,761
Expenditures for vessels and equipment	39,366	528	39,894
Expenditures for dry docking	6,054	1,439	7,493

	Year Ended December 31, 2011
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $

Voyage revenues	269,408	110,567	379,975
Voyage expenses	(87)	1,474	1,387
Vessel operating expenses	47,773	41,273	89,046
Depreciation and amortization	62,889	29,030	91,919
General and administrative(1)	13,385	10,735	24,120

Income from vessel operations	145,448	28,055	173,503

Equity income	20,584	—	20,584
Investment in and advances to equity accounted joint ventures	191,448	—	191,448
Total assets at December 31, 2011	2,911,659	552,689	3,464,348
Expenditures for vessels and equipment	63,686	999	64,685
Expenditures for dry docking	13,831	5,807	19,638

	Year Ended December 31, 2010
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $

Voyage revenues	264,816	109,192	374,008
Voyage expenses	29	2,013	2,042
Vessel operating expenses	46,496	38,081	84,577
Depreciation and amortization	60,954	28,393	89,347
General and administrative(1)	12,239	11,008	23,247
Gain on sale of vessel	(4,340)	—	(4,340)
Restructuring charge	—	175	175

Income from vessel operations	149,438	29,522	178,960

Equity income	8,043	—	8,043
Expenditures for vessels and equipment	24,095	2,557	26,652
Expenditures for dry docking	2,014	10,713	12,727

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

A reconciliation of total segment assets presented in the consolidated balance sheets is as follows:

	December 31, 2012 $	December 31, 2011 $

Total assets of the liquefied gas segment	3,143,205	2,911,659
Total assets of the conventional tanker segment	495,556	552,689
Unallocated:
Cash and cash equivalents	113,577	93,627
Accounts receivable and prepaid expenses	19,244	18,837
Advances to affiliates	13,864	11,922

Consolidated total assets	3,785,446	3,588,734

6.	Leases and Restricted Cash

Capital Lease Obligations

	December 31, 2012 $	December 31, 2011 $

RasGas II LNG Carriers	472,085	471,397
Suezmax Tankers	165,489	175,650

Total	637,574	647,047
Less current portion	70,272	47,203

Total	567,302	599,844

RasGas II LNG Carriers. As at December 31, 2012, the Partnership owned a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat Joint Venture), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Company Limited (II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below and in the table above relating to the RasGas II LNG Carriers capital leases include the Partnership’s joint venture partner’s 30% share.

Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase or decrease the lease payments to maintain its agreed after-tax margin. The Partnership’s carrying amount of the tax indemnification guarantee as at December 31, 2012 was $15.5 million and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2041. Although there is no maximum potential amount of future payments, Teekay Nakilat Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation (see Note 14d).

At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at December 31, 2012, the commitments under these capital leases approximated $977.1 million, including imputed interest of $505.0 million, repayable as follows:

Year	Commitment
2013	$24,000
2014	$24,000
2015	$24,000
2016	$24,000
2017	$24,000
Thereafter	$857,128

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

Suezmax Tankers. As at December 31, 2012, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements the Partnership is required to purchase these vessels for a fixed price, at the option of the lessor. During 2012, the lessor extended the term of one of the five leases and has deferred its option to sell all five vessels to the Partnership until 2014. However, the Partnership expects the charterer to exercise its option to terminate their charter contracts on two of the Suezmax tankers in 2013. If this occurs, the capital leases for these two vessels will concurrently terminate and it is expected that the vessels will be sold to a third party. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases. However, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership.

As at December 31, 2012, the remaining commitments under these capital leases, including the purchase obligations, approximated $190.5 million, including imputed interest of $25.0 million, repayable during 2013 through 2018.

Year	Commitment
2013	$80,791
2014	$36,000
2015	$7,790
2016	$7,672
2017	$30,953
Thereafter	$27,296

The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.

Restricted Cash

Under the terms of the capital leases for the RasGas II LNG Carriers, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 10). As at December 31, 2012 and 2011, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $475.5 million and $476.1 million, respectively. As at December 31, 2012 and 2011, the weighted-average interest rates earned on the deposits were 0.4% and 0.3%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge its floating-rate restricted cash deposits relating to the RasGas II LNG Carriers (see Note 13).

The Partnership maintains restricted cash deposits relating to certain term loans, which cash totaled $19.0 million and $16.9 million, of which a majority of these deposits were denominated in Euros, as at December 31, 2012 and 2011, respectively. During the year ended December 31, 2012, the Partnership deposited $30.0 million in a restricted cash account as security for the debt within MALT LNG Holdings ApS, a joint venture between the Partnership and Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) in order to acquire six LNG carriers (or the MALT LNG Carriers) from Denmark-based A.P. Moller-Maersk A/S (see Note 19).

The Partnership maintains restricted cash deposits relating to amounts received from charterers to be used only for dry-docking expenditures and emergency repairs, which totaled $4.1 million and $2.6 million as at December 31, 2012 and 2011, respectively.

Operating Lease Obligations

Teekay Tangguh Joint Venture

The Partnership owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), essentially giving the Partnership a 69% interest in the Teekay Tangguh Joint Venture. As at December 31, 2012, the Teekay Tangguh Joint Venture was a party to operating leases whereby it is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company (or Head Leases). The Teekay Tangguh Joint Venture is then leasing back the LNG carriers from the same third party company (or Subleases). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lease payments are increased or decreased under the Sublease to maintain the agreed after-tax margin. The Teekay Tangguh Joint Venture’s carrying amount of this tax indemnification as at December 31, 2012 and December 31, 2011 was $9.4 million and $9.9 million, respectively, and is included as part of other long-term liabilities in the consolidated balance sheets of the Partnership. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2033. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Joint Venture will be required to pay termination sums to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20 year terms and are classified as operating leases. The Head Lease and the Sublease for the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

As at December 31, 2012, the total estimated future minimum rental payments to be received and paid under the lease contracts are as follows:

Year	Head Lease Receipts(1)	Sublease Payments(1)(2)
2013	$28,843	$24,779
2014	$28,828	$24,779
2015	$22,188	$24,779
2016	$21,242	$24,779
2017	$21,242	$24,779
Thereafter	$239,063	$278,884

Total	$361,406	$402,779

(1)

The Head Leases are fixed-rate operating leases while the Subleases have a small variable-rate component. As at December 31, 2012, the Partnership had received $149.0 million of aggregate Head Lease receipts and had paid $90.6 million of aggregate Sublease payments. The portion of the Head Lease receipts that haven’t been recognized into earnings are deferred and amortized on a straight line basis over the lease terms and as at December 31, 2012, $39.1 million of Head Lease receipts had been deferred and included in other long-term liabilities in the Partnership’s consolidated balance sheets.

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

Net Investments in Direct Financing Leases

The Tangguh LNG Carriers commenced their time-charters with The Tangguh Production Sharing Contractors in January and May 2009, respectively. Both time-charters are accounted for as direct financing leases with 20-year terms and the following table lists the components of the net investments in direct financing leases:

	December 31, 2012 $	December 31, 2011 $

Total minimum lease payments to be received	623,739	662,912
Estimated unguaranteed residual value of leased properties	194,965	194,965
Initial direct costs	523	554
Less unearned revenue	(415,841)	(448,890)

Total	403,386	409,541
Less current portion	6,656	6,074

Total	396,730	403,467

As at December 31, 2012, estimated minimum lease payments to be received by the Partnership under the Tangguh LNG Carrier leases in each of the next five succeeding fiscal years were approximately $39.1 million per year for 2013 through 2017. Both leases are scheduled to end in 2029.

Operating Leases

As at December 31, 2012, the minimum scheduled future revenues in the next five years to be received by the Partnership for the lease and non-lease elements under charters that were accounted for as operating leases are approximately $340.3 million (2013), $319.0 million (2014), $313.1 million (2015), $288.9 million (2016) and $288.0 million (2017). Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2012, revenue from unexercised option periods of contracts that existed on December 31, 2012, or variable or contingent revenues. Therefore, the minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

7.	Intangible Assets and Goodwill

As at December 31, 2012 and 2011, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 15.9 years and 19.2 years, respectively. The carrying amount of intangible assets for the Partnership’s reportable segments is as follows:

	December 31, 2012			December 31, 2011
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Gross carrying amount	179,813	12,623	192,436	179,813	12,623	192,436
Accumulated amortization	(74,456)	(7,996)	(82,452)	(65,599)	(5,887)	(71,486)

Net carrying amount	105,357	4,627	109,984	114,214	6,736	120,950

Amortization expense of intangible assets were $11.0 million, $9.6 million and $9.6 million for the years ended December 31, 2012, 2011 and 2010, respectively. Amortization of intangible assets in the next five years are approximately $13.3 million (2013), $9.0 million (2014), $8.9 million (2015), $8.9 million (2016) and $8.9 million (2017).

The carrying amount of goodwill as at each of December 31, 2012 and 2011 for the Partnership’s liquefied gas segment was $35.6 million. In 2012 and 2011, the Partnership conducted a goodwill impairment review of its liquefied gas segment and concluded that no impairment had occurred.

8.	Advances to Joint Venture Partner

The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture and, as of December 31, 2012 and December 31, 2011, the Teekay Tangguh Joint Venture had advances of $14.0 million and $10.2 million, respectively, to the Partnership’s joint venture partner, BLT LNG Tangguh Corporation, and its parent company, PT Berlian Laju Tanker. The advances are comprised of a $3.6 million promissory note due on demand that bears interest at a fixed-rate of 8.0%. The remaining amount of the advance is non-interest bearing.

In July 2012, PT Berlian Laju Tanker entered into a court-supervised restructuring in Indonesia in order to restructure its debts. The Partnership believes the advances to the joint venture partner and its parent are still collectible given that the expected cash flows anticipated to be generated by the Teekay Tangguh Joint Venture can be used to repay the advances.

9.	Accrued Liabilities

	December 31, 2012 $	December 31, 2011 $

Voyage and vessel expenses	6,437	10,891
Audit, legal and other general expenses	6,882	8,435
Interest including interest rate swaps	20,162	19,606
Payroll and benefits(1)	4,003	6,877
Income tax payable and other	650	931

Total	38,134	46,740

(1)	As at December 31, 2012 and 2011, nil and $3.6 million, respectively, of accrued liabilities related to crewing and manning costs payable to the subsidiaries of Teekay Corporation (see Note 12c).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

10.	Long-Term Debt

	December 31, 2012 $	December 31, 2011 $

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	80,000	49,274
U.S. Dollar-denominated Term Loan due through 2018	112,264	120,796
U.S. Dollar-denominated Term Loan due through 2019	321,851	346,768
U.S. Dollar-denominated Term Loan due through 2021	309,984	321,337
U.S. Dollar-denominated Term Loan due through 2021	108,799	114,868
U.S. Dollar-denominated Unsecured Demand Loan	13,282	13,282
Norwegian Kroner-denominated Bond due in 2017	125,791	—
Euro-denominated Term Loans due through 2023	341,382	348,906

Total	1,413,353	1,315,231
Less current portion	86,489	84,722

Total	1,326,864	1,230,509

As at December 31, 2012, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $461.4 million, of which $381.4 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $33.7 million (2013), $34.5 million (2014), $84.1 million (2015), $27.3 million (2016), $28.2 million (2017) and $253.6 million (2018). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

At December 31, 2012, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $112.3 million. Interest payments on this loan are based on LIBOR plus 2.75% and require quarterly interest and principal payments and a bullet repayment of $50.7 million due at maturity in 2018. This loan facility is collateralized by first-priority mortgages on the five vessels to which the loan relates, together with certain other related security and is guaranteed by the Partnership.

The Partnership owns a 70% interest in Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), a consolidated entity of the Partnership. The Teekay Nakilat Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2012, totaled $321.9 million, of which $153.7 million bears interest at a fixed-rate of 5.39% and requires quarterly interest and principal payments over the remaining term of the loan maturing in 2018 and 2019. The remaining $168.2 million bears interest based on LIBOR plus 0.68%, which requires quarterly interest payments over the remaining term of the loan and will require bullet repayments of approximately $56.0 million for each of three vessels due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the three vessels, together with certain other related security and certain guarantees from the Partnership.

The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture, a consolidated entity of the Partnership. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2012, totaled $310.0 million. Interest payments on the loan are based on LIBOR plus margins. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.63%. One tranche reduces in quarterly payments while the other tranche correspondingly is drawn up with a final $95.0 million bullet payment for each of two vessels due in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.

At December 31, 2012, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $108.8 million. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.70%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $20.0 million bullet payment for each of two vessels due 12 years and six months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.

The Teekay Nakilat Joint Venture has a U.S. Dollar-denominated demand loan outstanding owing to Qatar Gas Transport Company Ltd. (Nakilat), which, as at December 31, 2012, totaled $13.3 million. Interest payments on this loan are based on a fixed interest rate of 4.84%. The loan is repayable on demand no earlier than February 27, 2027.

On May 3, 2012, the Partnership issued Norwegian Kroner (or NOK) 700 million of senior unsecured bonds that mature in May 2017 in the Norwegian bond market. As at December 31, 2012, the carrying amount of the bonds was $125.8 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.25%. The Partnership entered into a cross currency swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.88% (see Note 13), and the transfer of principal fixed at $125.0 million upon maturity in exchange for NOK 700 million.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The Partnership has two Euro-denominated term loans outstanding, which as at December 31, 2012, totaled 258.8 million Euros ($341.4 million). Interest payments are based on EURIBOR plus a margin, which margins ranged from 0.60% to 2.25% as of December 31, 2012, and require monthly interest and principal payments. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at December 31, 2012 and 2011 was 2.29%. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 13). At December 31, 2012, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 2.75%.

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Partnership’s cross currency swap, the Partnership incurred foreign exchange (losses) gains of ($8.2) million, $10.3 million and $27.5 million, of which these amounts were primarily unrealized, for the years ended December 31, 2012, 2011 and 2010, respectively.

The aggregate annual long-term debt principal repayments required for periods subsequent to December 31, 2012 are $86.5 million (2013), $88.1 million (2014), $124.9 million (2015), $91.7 million (2016) $219.5 million (2017) and $802.7 million (thereafter).

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintains certain ratios of vessel values as it relates to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum level of leverage, and (d) one of the Partnership’s subsidiaries maintains restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities. One of the Partnership’s term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at December 31, 2012, the Partnership, and Teekay Corporation and their affiliates were in compliance with all covenants relating to the Partnership’s credit facilities and term loans.

11.	Income Tax

The components of the provision for income taxes were as follows:

	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $
Current	1,652	2,297	1,340
Deferred	(1,027)	(1,516)	330

Income tax expense	625	781	1,670

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

	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $
Net income before income tax expenses	139,767	98,137	94,614
Net income not subject to taxes	(148,118)	(205,363)	(138,951)

Net loss subject to taxes	(8,351)	(107,226)	(44,337)

At applicable statutory tax rates
Amount computed using the standard rate of corporate tax	731	(30,548)	(14,115)
Adjustments to valuation allowance and uncertain tax position	(3,352)	25,361	19,980
Permanent and currency differences	(2,069)	(2,540)	(4,195)
Change in tax rate	5,315	8,508	—

Tax expense charge related to the current year	625	781	1,670

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The significant components of the Partnership’s deferred tax assets (liabilities) included in other assets were as follows:

	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $
Derivative instruments	50,669	59,724
Taxation loss carryforwards	40,762	35,554
Vessels and equipment	3,150	2,178
Capitalized interest	(2,784)	(3,123)

	91,797	94,333
Valuation allowance	(85,884)	(89,236)

Net deferred tax assets	5,913	5,097

The Partnership had tax losses in the United Kingdom (or UK) of $23.0 million as at December 31, 2012 that are available indefinitely for offset against future taxable income in the UK. The Partnership had tax losses in Spain of 139.4 million Euros (approximately $184.0 million) as at December 31, 2012 that are available to be carried forward for 15 years for offset against future taxable income in Spain. The Partnership also had tax losses in Luxembourg of 78.9 million Euros (approximately $104.0 million) as at December 31, 2012 that are available indefinitely for offset against taxable future income in Luxembourg. Certain of the balances in the comparative columns above have been adjusted with no impact on the amount of the net deferred tax assets.

As of December 31, 2007, the Partnership had unrecognized tax benefits of 3.4 million Euros (approximately $5.4 million) relating to a re-investment tax credit related to a 2005 annual tax filing. During the third quarter of 2008, the Partnership received the refund on the re-investment tax credit and met the more-likely-than-not recognition threshold. As a result, the Partnership reflected this refund as a credit to equity as the original vessel sale transaction was a related party transaction reflected in equity. In 2009, the relevant tax authorities subsequently challenged the eligibility of the re-investment tax credit and, as a result, the Partnership believed the more-likely-than-not threshold was no longer met and recognized a liability of 3.4 million Euros (approximately $4.7 million) and reversed the benefit of the refund against equity as of December 31, 2009. As at December 31, 2011, a liability of 4.2 million Euros (approximately $5.5 million) relating to the re-investment tax credit is included in other long-term liabilities. In 2012, the relevant tax authorities accepted the Partnership’s claim on its re-investment tax credit and thus the Partnership no longer has any tax liability related to the reinvestment tax credit as of December 31, 2012 and the credit is reflected in the Partnership’s equity for 2012.

The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. During the years ended December 31, 2012, 2011 and 2009, the Partnership incurred nil, $0.3 million and $1.0 million, respectively, of accrued interest and penalties relating to income taxes. The tax years 2006 through 2012 currently remain open to examination by the major tax jurisdictions to which the Partnership is subject.

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

During the year ended December 31, 2010, $0.7 million of general and administrative expenses attributable to the operations of the Centrofin Suezmaxes and Alexander Spirit were incurred by Teekay Corporation and have been allocated to the Partnership as part of the results of the Dropdown Predecessor.

During the year ended December 31, 2010, $0.3 million of interest expense attributable to the operations of the Alexander Spirit was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

b) Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit (or the Kenai LNG Carriers), are employed on long-term charter contracts with subsidiaries of Teekay Corporation. In addition, the Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership and its subsidiaries with administrative, crew training, advisory, business development, technical and strategic consulting services. Finally, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions, excluding expenses allocated to the Partnership as part of the result of the Dropdown Predecessor, were as follows for the periods indicated:

	Year Ended
	December 31, 2012 $	December 31, 2011 $	December 31, 2010 $
Revenues(1)	37,630	35,068	36,512
Vessel operating expenses(2)	2,548	2,742	3,791
General and administrative(3) (4)	19,710	15,468	14,919

(1)

Commencing in 2008, the Kenai LNG Carriers were time-chartered to Teekay Corporation at a fixed-rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).

(2)	Teekay Corporation’s crew training.
(3)

Includes commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on the Partnership’s behalf.

(4)

Amounts are net of $0.2 million, $1.0 million and $1.0 million for the years ended December 31, 2012, 2011 and 2010, respectively, which consist of the amortization of $3.0 million paid to the Partnership by Teekay Corporation in March 2009 for the right to provide ship management services to certain of the Partnership’s vessels.

c) As at December 31, 2012 and 2011, crewing and manning costs of nil and $4.1 million, respectively, were payable to affiliates and were included as part of accounts payable and accrued liabilities in the Partnership’s consolidated balance sheets. In addition, as at December 31, 2012 and 2011, non-interest bearing advances to affiliates totaled $13.9 million and $11.9 million, respectively, and non-interest bearing advances from affiliates totaled $12.1 million and $17.4 million, respectively. These advances are unsecured and have no fixed repayment terms.

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

e) The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 13 years, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate.

During the years ended December 31, 2012, 2011 and 2010, the Partnership realized gains (losses) of $0.9 million, ($0.1) million and ($1.9) million, respectively, for amounts received from or paid to Teekay Corporation as a result of this agreement (see Note 13). The amounts receivable or payable to Teekay Corporation are settled at the end of each year.

f) In July 2008, subsidiaries of Teekay Corporation (or the Skaugen Multigas Subsidiaries) signed contracts to purchase from I.M. Skaugen ASA (or Skaugen) two multigas carriers (or the Skaugen Multigas Carriers), which are two technically advanced 12,000-cubic meter newbuilding ships capable of carrying LNG, LPG or ethylene. The Partnership agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery of the vessels.

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

g) During 2010, the Partnership agreed to acquire an interest rate swap, with a notional amount of $30.0 million, relating to an LPG Carrier newbuild from Teekay Corporation for no consideration and the Partnership accounted for this swap during 2010. The actual acquisition of this interest rate swap was concurrent with the delivery of the LPG Carrier on September 15, 2011. This transaction was concluded between related parties and thus, the interest rate swap was recorded at its carrying value which was equal to its fair value. The excess of the liability assumed over the consideration paid amounting to $1.5 million was charged to equity during the year ended December 31, 2010.

h) During September and October 2011, the Partnership sold 1% of its ownership interest in its Skaugen Multigas Subsidiaries and the Skaugen LPG Carriers at that time to the General Partner for approximately $1.8 million.

i) In December 2007, a consortium in which Teekay Corporation had a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers (or the Angola LNG Carriers) for a period of 20 years to Angola LNG Supply Services LLC. The consortium entered into agreements to construct the four LNG carriers at a total cost of $906.2 million (of which Teekay Corporation’s 33% portion was $299.0

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

million), excluding capitalized interest. The vessels are chartered at fixed rates, with inflation adjustments, which began upon delivery of the vessels. In March 2011, the Partnership agreed to acquire Teekay Corporation’s 33% ownership interest in these vessels and related charter contracts upon delivery of each vessel.

Three of the four Angola LNG Carriers delivered during August to October 2011 and commenced their 20-year, fixed-rate charters to Angola LNG Supply Services LLC. Concurrently, the Partnership acquired Teekay Corporation’s 33% ownership interest in these three vessels and related charter contracts for a total equity purchase price of $57.3 million (net of assumed debt of $193.8 million). This transaction was concluded between entities under common control and thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets of $46.2 million was accounted for as an equity distribution to Teekay Corporation in 2011.

In January 2012, the remaining Angola LNG Carrier delivered and commenced its 20-year, fixed-rate charter. Concurrently, the Partnership acquired Teekay Corporation’s 33% ownership interest in this vessel and related charter contract for a total equity purchase price of $19.1 million (net of assumed debt of $64.8 million). The excess of the purchase price over the book value of the assets (including the fair market value of the interest rate swap associated with debt secured by the vessel) underlying the 33% ownership interest in the fourth vessel of $15.9 million was accounted for as an equity distribution to Teekay Corporation. The Partnership’s investments in the Angola LNG Carriers are accounted for using the equity method.

j) In February 2012, the Partnership incurred a $7.0 million charge relating to a one-time fee to Teekay Corporation for its support in the Partnership’s successful acquisition of its 52% interest in six LNG carriers (see Note 19). This acquisition fee is reflected as part of investments in and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

13.	Derivative Instruments

The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes.

Foreign Exchange Risk

In May 2012, concurrent with the issuance of NOK 700 million of senior unsecured bonds (see Note 10), the Partnership entered into a cross currency swap and pursuant to this swap the Partnership receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swap exchanges a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swap is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2017 and to economically hedge the interest rate exposure. As at December 31, 2012, the Partnership was committed to the following cross currency swap:

Principal	Principal	Floating Rate Receivable		Fixed	Fair Value / Carrying Amount of	Weighted- Average Remaining
Amount NOK	Amount $	Reference Rate	Margin	Rate Payable	Liability $	Term (Years)
700,000	125,000	NIBOR	5.25%	6.88%	(2,623)	4.3

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Interest Rate Risk

The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. As at December 31, 2012, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Assets (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	412,880	(110,590)	24.1	4.9
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	203,455	(57,804)	6.2	6.2
U.S. Dollar-denominated interest rate swaps	LIBOR	90,000	(17,937)	5.7	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(20,205)	4.0	5.3
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	206,250	(56,355)	16.0	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	469,260	165,687	24.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(4)	EURIBOR	341,382	(41,329)	11.5	3.1

			(138,533)

(1)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at December 31, 2012, ranged from 0.30% to 2.75%.
(2)	Principal amount reduces quarterly.
(3)	Principal amount reduces semi-annually.
(4)	Principal amount reduces monthly to 70.1 million Euros ($92.5 million) by the maturity dates of the swap agreements.

Credit Risk

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

Other Derivatives

In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative asset at December 31, 2012 was $1.1 million (December 31, 2011 – a liability of $0.6 million).

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

	Accounts receivable	Current portion of derivative assets	Derivative assets	Accrued liabilities	Current portion of derivative liabilities	Derivative liabilities
As at December 31, 2012
Interest rate swap agreements	4,513	16,927	144,247	(10,887)	(48,046)	(245,287)
Cross currency swap agreement	54	285	—	—	—	(2,962)
Toledo Spirit time-charter derivative	—	—	1,100	—	—	—

	4,567	17,212	145,347	(10,887)	(48,046)	(248,249)

As at December 31, 2011
Interest rate swap agreements	4,344	15,608	139,651	(11,448)	(43,973)	(248,645)
Toledo Spirit time-charter derivative	—	—	—	—	—	(600)

	4,344	15,608	139,651	(11,448)	(43,973)	(249,245)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Realized and unrealized (losses) gains relating to interest rate swap agreements and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized loss on derivative instruments in the Partnership’s consolidated statements of income. The effect of the (loss) gain on these derivatives on the Partnership’s consolidated statements of income is as follows:

	Year Ended December 31,
	2012			2011			2010
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total

Interest rate swap agreements	(37,427)	5,200	(32,227)	(62,660)	(9,677)	(72,337)	(42,495)	(34,906)	(77,401)
Toledo Spirit time-charter derivative	907	1,700	2,607	(93)	9,400	9,307	(1,919)	600	(1,319)

	(36,520)	6,900	(29,620)	(62,753)	(277)	(63,030)	(44,414)	(34,306)	(78,720)

Unrealized and realized gains (losses) of the cross currency swap are recognized in earnings and reported in foreign currency exchange (loss) gain in the Partnership’s consolidated statements of income. For the year ended December 31, 2012, unrealized losses of ($2.7) million and realized gains of $0.3 million were recognized in earnings.

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

b) On December 12, 2012, the Partnership signed a contract with Daewoo Shipbuilding & Marine Engineering Co. Ltd. for the construction of two 173,400-cubic meters LNG carriers at a total cost of approximately $386 million, excluding capitalized interest. The vessels are scheduled for delivery in 2016. As at December 31, 2012, payments made towards these commitments totaled $38.6 million (excluding $24 thousand of capitalized interest costs). As at December 31, 2012, the remaining payments required to be made under these newbuilding contracts are $19.3 million (2014), $57.9 million (2015) and $270.2 million (2016).

c) As described in Note 6, the Teekay Nakilat Joint Venture is the lessee under 30-year capital lease arrangements with a third party for the three RasGas II LNG Carriers (or the RasGas II Leases). The UK taxing authority (or HMRC) has been urging the lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that the Teekay Nakilat Joint Venture enter into negotiations to terminate the RasGas II Leases. The Teekay Nakilat Joint Venture has declined this request as it does not believe that HRMC would be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision, regarding a similar financial lease of an LNG carrier, that ruled in favor of the taxpayer. However, the HMRC is appealing that decision and the appeal is expected to be heard in May 2013. If the HMRC were able to successfully challenge the RasGas II Leases, the Teekay Nakilat Joint Venture could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. The Partnership estimates its 70% share of the potential exposure to be approximately $29 million, exclusive of potential financing and interest rate swap termination costs.

The Teekay Nakilat Joint Venture has received notification from the lessor of the three vessels of a credit rating downgrade to the bank that was providing the letter of credit (or LC Bank) to Teekay Nakilat Joint Venture’s tax lease. As a result, the lessor has claimed an increase to the lease rentals over the remaining term of the RasGas II Leases and instructed that an estimated $12 million additional amount of cash be placed on deposit by the Teekay Nakilat Joint Venture. The Teekay Nakilat Joint Venture has engaged external legal counsel to assess these claims. The Partnership’s 70% share of the present value of the lease rental increase claim is approximately $10 million; however, the final amount is dependent on external legal counsel’s review. The Teekay Nakilat Joint Venture is also looking at other alternatives to mitigate the impact of the downgrade to the LC Bank’s credit rating.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

15.	Supplemental Cash Flow Information

a) The changes in operating assets and liabilities for years ended December 31, 2012, 2011 and 2010 are as follows:

	Year Ended December 31, 2012 $	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $

Accounts receivable	513	5,441	(8,392)
Prepaid expenses	(920)	995	692
Accounts payable	(1,124)	(1,053)	(326)
Accrued liabilities	(8,606)	8,068	(3,255)
Unearned revenue and long-term unearned revenue	7,996	(5,809)	(1,183)
Restricted cash	(1,464)	(2,747)	—
Advances to and from affiliates and joint venture partners	(7,259)	(42,551)	12,880
Other operating assets and liabilities	3,557	4,198	6,241

Total	(7,307)	(33,458)	6,657

b) Cash interest paid (including interest paid by the Dropdown Predecessor and realized losses on interest rate swaps) on long-term debt, advances from affiliates and capital lease obligations, net of amounts capitalized, during the years ended December 31, 2012, 2011 and 2010 totaled $131.1 million, $154.3 million (including a termination fee of $22.6 million) and $135.5 million, respectively.

c) The Partnership’s consolidated statements of cash flows for the year ended December 31, 2010 reflects the Dropdown Predecessor as if the Partnership had acquired the Dropdown Predecessor when the vessels began operations under the ownership of Teekay Corporation.

d) During the years ended December 31, 2012, 2011 and 2010 cash paid for corporate income taxes was $1.5 million, $1.5 million and $0.2 million, respectively.

e) In November 2010, the $37.3 million portion of the purchase price relating to the Partnership’s 50% acquisition of the Excalibur and Excelsior Joint Ventures through the issuance of 1.1 million common units was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

16.	Total Capital and Net Income Per Unit

The following table summarizes the issuances of common units over the three years ending December 31, 2012:

Date	Number of Common Units Issued	Offering Price	Gross Proceeds(1) $	Net Proceeds $	Teekay Corporation’s Ownership After the Offering(2)	Use of Proceeds
July 2010	1,713,502	$29.18	51,000	50,921	47.70%	Prepayment of revolving credit facilities and general corporate purposes
November 2010	1,052,749	$35.44	38,070	38,070	46.83%	Acquisition of Excelsior and Excalibur Joint Ventures
April 2011	4,251,800	$38.88	168,684	161,655	43.62%	Prepayment of revolving credit facilities
November 2011	5,500,000	$33.40	187,449	179,523	40.09%	Prepayment of revolving credit facilities
September 2012	4,825,863	$38.43	189,243	182,316	37.45%	Prepayment of revolving credit facilities

(1)	Including General Partner’s 2% proportionate capital contribution.
(2)	Including Teekay Corporation’s indirect 2% general partner interest.

During 2012, the board of directors of the General Partner authorized the award by the Partnership of 1,263 common units to each of the four non-employee directors with a value of approximately $50,000 for each award. The Chairman was awarded 2,210 common units with a value of approximately $87,500. These common units were purchased by the Partnership in the open market in March 2012 and were fully vested upon grant. During 2011 and 2010, the Partnership awarded 1,267 and 1,007 common units, respectively, as compensation to each of the four non-employee directors. The awards were fully vested in May 2011 and May 2010, respectively. The compensation to the non-employee directors is included in general and administrative expenses on the consolidated statements of income.

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

During 2012, cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation.

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

The General Partner’s, common unitholders’ and subordinated unitholder’s interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation (losses) gains.

Pursuant to the Partnership agreement, allocations to partners are made on a quarterly basis.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

17.	Other Information

On November 5, 2010, the Partnership sold one of its LPG carriers, the Dania Spirit, for proceeds of $21.5 million, resulting in a gain of $4.3 million.

18.	Restructuring Charge

During 2009, the Partnership restructured certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay Corporation and changed the nationality of certain seafarer positions. During the year ended December 31, 2010, the Partnership incurred expenses of $0.2 million, in connection with these restructuring plans. No further expenses relating to this restructuring plan was incurred subsequent to 2010.

19.	Equity Method Investments

On February 28, 2012, the Teekay LNG-Marubeni Joint Venture acquired a 100% interest in the six MALT LNG Carriers from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. The Partnership and Marubeni Corporation (or Marubeni) have 52% and 48% economic interests, respectively, but share control of Teekay LNG-Marubeni Joint Venture. Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Marubeni and the Partnership, the Partnership accounts for its investment in the Teekay LNG-Marubeni Joint Venture using the equity method. The Teekay LNG-Marubeni Joint Venture financed this acquisition with $1.06 billion from secured loan facilities and $266 million from equity contributions from the Partnership and Marubeni Corporation. The Partnership has agreed to guarantee its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and as a result, deposited $30 million in a restricted cash account as security for the debt within the Teekay LNG-Marubeni Joint Venture and recorded a guarantee liability of $1.4 million. The carrying value of the guarantee liability as at December 31, 2012, was $0.6 million and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The Partnership has a 52% economic interest in the Teekay LNG-Marubeni Joint Venture and consequently its share of the $266 million equity contribution was $138.2 million. The Partnership also contributed an additional $5.8 million for its share of legal and financing costs and recorded the $7.0 million acquisition fee paid to Teekay Corporation as part of the investment (see Note 12j). The Partnership financed the equity contributions by borrowing under its existing credit facilities.

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

The Partnership has a 33% ownership interest in four 160,400-cubic meter LNG carriers (or the Angola LNG Carriers). The Angola LNG Carriers are chartered at fixed rates, subject to inflation adjustments, to Angola LNG Supply Services LLC for a period of 20 years from the date of delivery from the shipyard, with two five year options for the charterer to extend the charter contract and are classified as direct financing leases. The charterer has the option to terminate the charter upon 120 days notice and payment of an early termination fee, which would equal approximately 50% of the fully built-up cost of the applicable vessel. Three of the Angola LNG Carriers delivered in 2011 and the remaining Angola LNG Carrier delivered in January 2012 (see Note 12i).

The Partnership has a 40% interest in the Teekay Nakilat (III) Corporation (or RasGas 3 Joint Venture), which owns four LNG carriers that are chartered out under long-term contracts that are classified as direct financing leases.

These joint ventures are accounted for using the equity method. The RasGas 3 Joint Venture, the Excelsior Joint Venture and the Angola Joint Venture are considered VIEs; however, the Partnership is not the primary beneficiary and consolidation is not required. The Partnership’s maximum exposure to loss as a result of its investment in the RasGas 3 Joint Venture, the Excelsior Joint Venture and the Angola LNG Carriers is the amount it has invested in these joint ventures, which were $107.4 million, $58.7 million and $28.7 million, respectively, as at December 31, 2012. In addition the Partnership also guarantees its portion of the Excelsior Joint Venture’s debt of $40.0 million and the Angola Joint Venture’s debt and swaps of $282.9 million.

The following table presents aggregated summarized financial information assuming a 100% ownership interest in the Partnership’s equity method investments and excluding the impact from purchase price adjustments arising from the acquisition of the Excalibur and Excelsior Joint Ventures.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	As at December 31,
	2012(1)(2)	2011(2)
	$	$
Cash and restricted cash	155,943	94,508
Other assets ☐ current	57,868	34,100
Vessels and equipment	1,653,273	226,794
Net investments in direct financing leases ☐ non-current	1,938,011	1,728,702
Other assets ☐ non-current	180,898	165,912

Current portion of long-term debt(3)	1,075,853	71,073
Other liabilities ☐ current	122,702	69,826
Long-term debt	1,603,118	1,483,675
Other liabilities ☐ non-current	446,733	315,271

	Years ended December 31,
	2012(1)(2)	2011(2)	2010(4)
	$	$	$
Voyage revenues	412,974	167,094	106,371
Income from vessel operations	278,067	124,553	83,992
Realized and unrealized loss on derivative instruments	(39,428)	(41,622)	(35,173)
Net Income	180,059	51,492	20,092

(1)	The results included for the Teekay LNG-Marubeni Joint Venture were from the acquisition of the MALT LNG Carriers, which were acquired on February 28, 2012.
(2)	The results included for the Angola Joint Venture were from the time the vessels were delivered from August, September, October 2011 and January 2012, respectively.
(3)

The Teekay LNG-Marubeni Joint Venture expects to refinance its existing debt facility maturing in August 2013 with two long-term project facilities and a medium-term facility, secured by all of the vessels under the joint venture as well as through guarantees from the joint venture partners based on their relative share holdings.

(4)	The results included for the Excalibur and Excelsior Joint Ventures were from November 4, 2010.

20.	Write Down of Vessels

The Partnership’s consolidated statement of income for the year ended December 31, 2012 includes a $29.4 million write-down on three of the Partnership’s conventional Suezmax tankers, the Tenerife Spirit, Algeciras Spirit and Huelva Spirit. The carrying values of these three vessels were written down due to the expected termination of their time-charter contracts in August and November 2013, and April 2014, respectively, along with the expected termination of their associated capital lease obligation. The estimated fair value was based on a discounted cash flow approach and such estimates of cash flow were based on the existing time-charter contracts, lease obligations and operating costs, developed in connection with the Partnership’s most recent planning and budgeting process. The Partnership believes its assumptions to be consistent with those a market participant would use for valuation purposes.

21.	Subsequent Events

In February 2013, the Partnership completed its joint venture agreement with Belgium-based Exmar NV to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and includes 16 owned LPG carriers (including four newbuildings scheduled for delivery in 2014) and five chartered-in LPG carriers. In addition, the joint venture recently ordered another four medium-size gas carrier newbuildings with deliveries scheduled between 2015 and 2016, with options to order up to four additional vessels, which brings the total fleet size of Exmar LPG BVBA to 25 vessels, excluding options. For its 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012, the Partnership invested approximately $134 million of equity and assumed approximately $108 million of its pro rata share of existing debt and lease obligations as of the economic effective date, secured by certain vessels in the Exmar LPG BVBA fleet. Exmar LPG BVBA is in the process of refinancing the joint venture fleet and four of the newbuildings with a new $355 million debt facility.

LIST OF SIGNIFICANT SUBSIDIARIES

The following is a list of Teekay LNG Partners L.P.‘s significant subsidiaries as at December 31, 2012:

Name of Significant Subsidiary	Ownership	State or Jurisdiction of Incorporation

Teekay LNG Operating L.L.C.	100%	Marshall Islands
Teekay Luxembourg S.a.r.l.	100%	Luxembourg
Teekay Spain S.L.	100%	Spain
Teekay II Iberia S.L.	100%	Spain
Teekay Shipping Spain S.L.	100%	Spain
Teekay LNG Holdings L.P.	99%	United States
Teekay Nakilat Holdings Corporation	100%	Marshall Islands
Teekay Nakilat Corporation	70%	Marshall Islands
Teekay Nakilat (III) Holdings Corporation	100%	Marshall Islands
Teekay BLT Corporation	69%	Marshall Islands
Teekay Tangguh Holdings Corporation	99%	Marshall Islands
Teekay Tangguh Borrower L.L.C.	99%	Marshall Islands
Teekay LNG Holdco L.L.C.	99%	Marshall Islands