Form 20-F
period 2013-12-31
Teekay LNG Partners L.P.
filed 2014-04-29
CIK 1308106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

74,196,294 Common Units

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

TEEKAY LNG PARTNERS L.P.

PART I

This annual report of Teekay LNG Partners L.P. on Form 20-F for the year ended December 31, 2013 (or Annual Report) should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

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

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	our ability to make cash distributions on our units or any increases in quarterly distributions;

•	our future financial condition and results of operations and our future revenues and expenses;

•	growth prospects of the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping and oil tanker markets;

•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets;

•	our ability to conduct and operate our business and the business of our subsidiaries in a manner than minimizes taxes imposed upon us and our subsidiaries;

•	the expected lifespan of our vessels;

•	our expectation regarding our vessels’ ability to perform to specifications and maintain their hire rates;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	expected purchases and deliveries of newbuilding vessels and commencement of service of newbuildings under charter contracts and our ability to obtain charter contracts on our newbuildings, including the five LNG newbuildings and 12 LPG newbuildings;

•	the expected technical and operational capabilities of newbuildings, including the benefits of the M-type, Electronically Controlled, Gas Injection twin engines in certain LNG carrier newbuildings;

•	the expected sale or redelivery of certain vessels, including the Flanders Harmony;

•	our expectation that we will not record a gain or loss on future sales of vessels under capital lease;

•	the expected life of intangible assets relating to the charter contracts of the Algeciras Spirit and Huelva Spirit;

•	the expected source of funds for short-term and long-term liquidity needs;

•	estimated capital expenditures and our ability to fund them;

•	the expected source of funds to manage our working capital deficit;

•	our ability to maintain long-term relationships with major LNG and LPG importers and exporters and major crude oil companies;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time-charters with our LNG and LPG customers;

•	our expectation of not earning revenues from voyage charters in the foreseeable future;

•	the recent economic downturn and financial crisis in the global market and potential negative effects on our customers’ ability to charter our vessels and pay for our services;

•	obtaining LNG and LPG projects that we or Teekay Corporation bid on or that Teekay Corporation has been awarded;

•	the expected timing, amount and method of financing for the purchase of three of our leased Suezmax tankers, the five LNG carrier newbuildings ordered from DMSE, the second LNG carrier from Awilco and eight of the 12 LPG carrier newbuildings ordered within Exmar LPG BVBA;

•	our expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	our ability to continue to obtain all permits, licenses, and certificates material to our operations;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	the impact of new environmental regulations, including Regulation (EU) No 1257/2013;

•	the expected cost to install ballast water treatment systems on our tankers in compliance with IMO proposals;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	the adequacy of our insurance coverage for accident-related risks, environmental damage and pollution;

•	the future valuation of goodwill;

•	our expectations as to any impairment of our vessels;

•	our involvement in any EU anti-trust investigation of container line operators;

•	the impact of the downgraded credit rating of the bank providing a letter of credit to the Teekay Nakilat Joint Venture’s lease;

•	our expectations regarding whether the UK taxing authority can successfully challenge the tax benefits available under certain of our leasing arrangements, and the potential financial exposure to the Partnership if such a challenge is successful;

•	our and Teekay Corporation’s ability to maintain good relationships with the labor unions who work with us;

•	anticipated taxation of our partnership and its subsidiaries; and

•	our business strategy and other plans and objectives for future operations.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Set forth below is selected consolidated financial and other data of Teekay LNG Partners and its subsidiaries for the fiscal years 2009 through 2013, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, (a) Item 5. “Operating and Financial Review and Prospects,” included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the consolidated financial statements for the years ended December 31, 2013, 2012 and 2011.

From time to time we purchase vessels from Teekay Corporation. In 2010, we acquired three conventional tankers from Teekay Corporation. This transaction was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for this transaction in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under the common control of Teekay Corporation and the acquired vessels had begun operations. As a result, our consolidated statements of income for the years ended December 31, 2010 and 2009 reflect the results of operations of these three vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation, which was between May 2009 and September 2009. Please refer to Item 5 – “Operating and Financial Review and Prospects: Results of Operations – Items You Should Consider When Evaluating Our Results of Operations”.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2009	2010	2011	2012	2013
(in thousands of U.S. Dollars, except per unit and fleet data)	$	$	$	$	$
Income Statement Data:
Voyage revenues	343,542	374,502	380,469	392,900	399,276
Total operating expenses (1)(2)	190,602	195,542	206,966	245,109	222,920

Income from vessel operations	152,940	178,960	173,503	147,791	176,356

Equity income(3)	27,639	8,043	20,584	78,866	123,282
Interest expense	(60,457)	(49,019)	(49,880)	(54,211)	(55,703)
Interest income	13,873	7,190	6,687	3,502	2,972
Realized and unrealized loss on derivative instruments(4)	(40,950)	(78,720)	(63,030)	(29,620)	(14,000)
Foreign currency exchange (loss) gain(5)	(10,806)	27,545	10,310	(8,244)	(15,832)
Other income (expense)	392	615	(37)	1,683	1,396
Income tax expense	(694)	(1,670)	(781)	(625)	(5,156)

Net income	81,937	92,944	97,356	139,142	213,315

Other comprehensive income:
Unrealized net gain on qualifying cash flow hedging instruments in equity accounted joint ventures	—	—	—	—	131

Other comprehensive income	—	—	—	—	131

Comprehensive income	81,937	92,944	97,356	139,142	213,446

Non-controlling and other interest in net income	39,792	14,216	18,982	36,740	37,438
Limited partners’ interest in net income	42,145	78,728	78,374	102,402	175,877
Limited partners’ interest in net income per:
Common unit (basic and diluted)	0.86	1.46	1.33	1.54	2.48
Cash distributions declared per unit	2.2800	2.3700	2.5200	2.6550	2.7000
Balance Sheet Data (at end of period):
Cash and cash equivalents	108,350	81,055	93,627	113,577	139,481
Restricted cash(6)	611,520	572,138	495,634	528,589	497,298
Vessels and equipment(7)	2,077,604	2,019,576	2,021,125	1,949,640	1,922,662
Net investments in direct financing leases(8)	421,441	415,695	409,541	403,386	699,695
Total assets(6)	3,578,411	3,547,395	3,588,734	3,785,446	4,219,594
Total debt and capital lease obligations(6)	2,257,604	2,137,249	1,962,278	2,050,927	2,375,836
Partners’ equity	860,218	896,200	1,113,467	1,212,980	1,390,790
Total equity	917,038	913,323	1,139,709	1,254,274	1,443,784
Common units outstanding	44,972,563	55,106,100	64,857,900	69,683,763	74,196,294
Other Financial Data:
Net voyage revenues(9)	341,508	372,460	379,082	391,128	396,419
EBITDA(10)	212,395	226,284	233,743	290,950	369,086
Adjusted EBITDA(10)	274,381	297,508	320,929	413,033	461,018
Capital expenditures:
Expenditures for vessels and equipment	134,926	26,652	64,685	39,894	470,213
Liquefied Gas Fleet Data:
Consolidated:
Calendar-ship-days (11)	4,637	5,051	5,126	5,856	5,981
Average age of our fleet (in years at end of period)	4.6	5.3	5.8	6.6	6.7
Vessels at end of period(13)	14	13	16	16	18
Equity Accounted:(12)
Calendar-ship-days(11)	1,460	1,576	2,469	5,481	11,059
Average age of our fleet (in years at end of period)	1.0	3.5	3.0	3.4	9.4
Vessels at end of period (13)	4	6	9	16	32
Conventional Fleet Data:
Calendar-ship-days(11)	3,448	4,015	4,015	4,026	3,994
Average age of our fleet (in years at end of period)	5.1	6.1	6.9	7.9	8.5
Vessels at end of period	11	11	11	11	10

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.
(2)	Vessel operating expenses include crewing, ship management services, repairs and maintenance, insurance, stores, lube oils and communication expenses.
(3)	Equity income includes unrealized gains (losses) on derivative instruments, and any ineffectiveness of derivative instruments designated as hedges for accounting purposes of $10.9 million, ($6.5) million, ($5.8) million, $5.5 million and $25.9 million, for the years ended December 31, 2009, 2010, 2011, 2012 and 2013, respectively.
(4)

We entered into interest rate swaps to mitigate our interest rate risk from our floating-rate debt, leases and restricted cash. We also have entered into an agreement with Teekay Corporation relating to the Toledo Spirit time-charter contract under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us as a result of spot rates being in excess of the fixed rate. We have not applied hedge accounting treatment to these derivative instruments except for one interest rate swap in one of our equity accounted joint ventures, and as a result, changes in the fair value of our derivatives are recognized immediately into income and are presented as realized and unrealized loss on derivative instruments in the consolidated statements of income and comprehensive income. Please see Item 18 – Financial Statements: Note 12 – Derivative Instruments.
(5)	Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, unearned revenue, advances from affiliates, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. Starting in May 2012, foreign exchange gains and losses included realized and unrealized gains and losses on our cross currency swaps. Our primary sources for the foreign currency exchange gains and losses are our Euro-denominated term loans and Norwegian Kroner-denominated (or NOK) bonds. Euro-denominated term loans totaled 288.0 million Euros ($412.4 million) at December 31, 2009, 278.9 million Euros ($373.3 million) at December 31, 2010, 269.2 million Euros ($348.9 million) at December 31, 2011, 258.8 million Euros ($341.4 million) at December 31, 2012 and 247.6 million Euros ($340.2 million) at December 31, 2013. Our NOK-denominated bonds totaled 700.0 million NOK ($125.8 million) and 1.6 billion NOK ($263.5 million) as at December 31, 2012 and 2013, respectively.
(6)	We operate certain of our liquefied natural gas (or LNG) carriers under tax lease arrangements. Under these arrangements, we borrow under term loans and deposit the proceeds into restricted cash accounts. Concurrently, we enter into capital leases for the vessels, and the vessels are recorded as assets on our consolidated balance sheets. The restricted cash deposits, plus the interest earned on the deposits, will equal the remaining amounts we owe under the capital lease arrangements, including our obligations to purchase the vessels at the end of the lease term where applicable. Therefore, the payments under our capital leases are fully funded through our restricted cash deposits, and our continuing obligation is the repayment of the term loans. However, under GAAP we record both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets. This accounting treatment has the effect of increasing our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations.
(7)	Vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation and (c) advances on our newbuildings.
(8)	The external charters that commenced in 2009 with The Tangguh Production Sharing Contractors and in 2013 with Awilco LNG ASA (or Awilco) have been accounted for as direct financing leases. As a result, the two LNG vessels chartered to The Tangguh Production Sharing Contractors and the two LNG vessels chartered to Awilco are not included as part of vessels and equipment.
(9)	Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time-charters the charterer pays the voyage expenses, whereas under voyage charter contracts the ship owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net voyage revenues with voyage revenues.

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
(in thousands of U.S. Dollars)	2009	2010	2011	2012	2013
Voyage revenues	343,542	374,502	380,469	392,900	399,276
Voyage expenses	(2,034)	(2,042)	(1,387)	(1,772)	(2,857)

Net voyage revenues	341,508	372,460	379,082	391,128	396,419

(10)	EBITDA and Adjusted EBITDA are used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below:

•	Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, amortization of in-process revenue contracts and realized and unrealized loss on derivative instruments relating to interest rate swaps and cross currency swaps, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as financial and operating measures benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our common units.

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

Neither EBITDA nor Adjusted EBITDA, which are non-GAAP measures, should be considered as an alternative to net income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income and income from vessel operations and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented in this Annual Report may not be comparable to similarly titled measures of other companies.

The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income, and our historical consolidated Adjusted EBITDA to net operating cash flow.

		Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
(in thousands of U.S. Dollars)		December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012	December 31, 2013
Reconciliation of “EBITDA” and “Adjusted EBITDA” to “Net income”:
Net income		81,937	92,944	97,356	139,142	213,315
Depreciation and amortization		83,180	89,841	92,413	100,474	97,884
Interest expense, net of interest income		46,584	41,829	43,193	50,709	52,731
Income tax expense		694	1,670	781	625	5,156

EBITDA		212,395	226,284	233,743	290,950	369,086

Restructuring charge		3,250	175	—	—	1,786
Write down of vessels		—	—	—	29,367	—
Foreign currency exchange (gain) loss		10,806	(27,545)	(10,310)	8,244	15,832
Gain on sale of vessel		—	(4,340)	—	—	—
Amortization of in-process revenue contracts included in voyage revenues		(494)	(494)	(494)	(649)	(1,113)
Unrealized loss (gain) on derivative instruments		3,788	34,306	277	(6,900)	(22,568)
Realized loss on interest rate swaps		36,222	42,495	62,660	37,427	38,089
Adjustments to Equity-Accounted EBITDA	(14)	8,414	26,627	35,053	54,594	59,906

Adjusted EBITDA		274,381	297,508	320,929	413,033	461,018

Reconciliation of “Adjusted EBITDA” to “Net operating cash flow”:
Net operating cash flow		171,384	174,970	122,046	192,013	183,532
Expenditures for dry docking		9,729	12,727	19,638	7,493	27,203
Interest expense, net of interest income		46,584	41,829	43,193	50,709	52,731
Income tax expense		694	1,670	781	625	5,156
Change in operating assets and liabilities		(28,788)	(6,657)	33,458	7,307	(10,078)
Equity income from joint ventures		27,639	8,043	20,584	78,866	123,282
Restructuring charge		3,250	175	—	—	1,786
Realized loss on interest rate swaps		36,222	42,495	62,660	37,427	38,089
Dividends received from equity accounted joint ventures		—	—	(15,340)	(14,700)	(13,738)
Adjustments to Equity-Accounted EBITDA	(14)	8,414	26,627	35,053	54,594	59,906
Other, net		(747)	(4,371)	(1,144)	(1,301)	(6,851)

Adjusted EBITDA		274,381	297,508	320,929	413,033	461,018

(11)	Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels were in our possession during that period (including three vessels deemed to be in our possession for accounting purposes as a result of the impact of the Dropdown Predecessor prior to our actual acquisition of such vessels).
(12)	Equity accounted vessels include (i) six LNG carriers (or the MALT LNG Carriers) relating to our joint venture with Marubeni Corporation from 2012, (ii) four LNG carriers (or the RasGas 3 LNG Carriers) relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation from 2008, (iii) four LNG carriers relating to the Angola Project (or the Angola LNG Carriers) in our joint venture with Mitsui & Co. Ltd. and NYK Energy Transport (Atlantic) Ltd. from 2011 and (iv) two LNG carriers (or the Exmar LNG Carriers) from 2010 and (v) 16 LPG carriers (or the Exmar LPG Carriers) from 2013 relating to our joint ventures with Exmar NV. The figures in the selected financial data for our equity accounted vessels are at a 100% and not based on our ownership percentage.

(13)	The number of vessels indicated do not include five LNG newbuilding carriers in our consolidated liquefied gas fleet and 12 LPG newbuilding carriers in our Exmar LPG equity accounted liquefied gas fleet.
(14)	The following table details the adjustments to equity income:

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
(in thousands of U.S. Dollars)	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012	December 31, 2013
Reconciliation of “Adjusted Equity-Accounted EBITDA” to “Equity Income”:

Equity Income	27,639	8,043	20,584	78,866	123,282

Depreciation and amortization	—	833	5,501	25,589	45,664
Interest expense, net of interest income	12,687	11,431	14,368	26,622	35,110
Income tax expense (recovery)	—	325	(315)	87	163
Amortization of in-process revenue contracts	—	(31)	(341)	(11,083)	(14,173)
Foreign currency exchange loss (gain)	3	—	133	(18)	149
Unrealized (gain) loss on derivative instruments	(10,936)	6,453	5,830	(5,549)	(26,432)
Realized loss on interest rate swaps	6,660	7,616	9,877	18,946	19,425

Adjustments to Equity-Accounted EBITDA	8,414	26,627	35,053	54,594	59,906

Adjusted Equity-Accounted EBITDA	36,053	34,670	55,637	133,460	183,188

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

We make substantial capital expenditures to increase the size of our fleet. Please read Item 5 – Operating and Financial Review and Prospects, for additional information about these acquisitions. We currently have five LNG carrier newbuildings scheduled for delivery in 2016 and 2017, with options to order up to three additional vessels, and 12 LPG carrier newbuildings scheduled for delivery between 2014 and 2018. We may also be obligated to purchase three of our leased Suezmax tankers upon the charterer’s option, which may occur at various times from 2014 through to 2018 and which have an aggregate purchase price of approximately $95.2 million at December 31, 2013.

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

As at December 31, 2013, our consolidated debt, capital lease obligations and advances from affiliates totaled $2.4 billion and we had the capacity to borrow an additional $192.7 million under our credit facilities. These facilities may be used by us for general partnership purposes. If we are awarded contracts for new LNG or LPG projects, our consolidated debt and capital lease obligations will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

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

Our ability to compete for the transportation requirements of LNG and oil projects and to enter into new time-charters and expand our customer relationships depends largely on our ability to leverage our relationship with Teekay Corporation and its reputation and relationships in the shipping industry. Our ability to compete for the transportation requirement of LPG projects and to enter into new charters and expand our customer relationships depends largely on our ability to leverage our relationship with one of our joint venture partners and their reputation and relationships in the shipping industry. If Teekay Corporation or certain of our joint venture partners suffer material damage to its reputation or relationships it may harm our ability to:

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

Our operating subsidiaries may also contract with certain subsidiaries of Teekay Corporation and certain of our joint venture partners to have newbuildings constructed on behalf of our operating subsidiaries and to incur the construction-related financing. Our operating subsidiaries would purchase the vessels on or after delivery based on an agreed-upon price. None of our operating subsidiaries currently has this type of arrangement with Teekay Corporation or any of its affiliates or any joint venture partners.

Our main growth depends on continued growth in demand for LNG and LPG shipping.

Our growth strategy focuses on continued expansion in the LNG and LPG shipping sectors. Accordingly, our growth depends on continued growth in world and regional demand for LNG and LPG and marine transportation of LNG and LPG, as well as the supply of LNG and LPG. Demand for LNG and LPG and for the marine transportation of LNG and LPG could be negatively affected by a number of factors, such as:

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

Demand for our vessels and services in transporting oil depends upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on our conventional tanker business. Upon completion of the remaining charter terms for our conventional tankers, any adverse changes in the oil markets may affect our ability to enter into long-term fixed-rate contracts for our conventional tankers. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, including competition from alternative energy sources. Past slowdowns of the U.S. and world economies have resulted in reduced consumption of oil products and decreased demand for vessels and services, which reduced vessel earnings. Additional slowdowns could have similar effects on our operating results.

Changes in the LPG markets could result in decreased demand for our LPG vessels operating in the spot market.

We have several LPG carriers either owned or chartered-in by the Exmar LPG Joint Venture that operate in the LPG spot market. The charters in the spot market operate for short durations and are priced on a current, or “spot,” market rate. Consequently, the LPG spot market is highly volatile and fluctuates based upon the many conditions and events that affect the price, production and transport of LPG, including competition from alternative energy sources and negative global or regional economic or political conditions. Any adverse changes in the LPG markets may impact our ability to enter into economically beneficial charters when our LPG carriers complete their existing short-term charters in the LPG spot market, which may reduce vessel earnings and impact our operating results.

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

In July and November 2013, we entered into agreements with Daewoo Shipbuilding & Marine Engineering Co., Ltd. of South Korea for the construction of three LNG newbuildings that are expected to deliver in 2017 (with the option to order up to three additional vessels), without having secured corresponding long-term charters. The process of obtaining new long-term charters is highly competitive. Consequently, we may be unable to secure long-term charters for these or other newbuildings we may order before their scheduled delivery, if at all, which could harm our business, results of operations and financial condition and our ability to make cash distributions.

We may be unable to recharter vessels at attractive rates, which may lead to reduced revenues and profitability.

Our ability to recharter our LNG and LPG carriers upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the then current states of the LNG and LPG carrier markets. The charters for two of our LNG carriers are scheduled to expire in 2015 and 2016, respectively. If charter rates are low when existing time charters expire, we may be required to recharter our vessels at reduced rates or even possibly at a rate whereby we incur a loss, which would harm our results of operations. Alternatively, we may determine to leave such vessels off-charter. The size of the current orderbooks for LNG carriers and LPG carriers is expected to result in the increase in the size of the world LNG and LPG fleets over the next few years. An over-supply of vessel capacity, combined with stability or any decline in the demand for LNG or LPG carriers, may result in a reduction of charter hire rates.

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

Increased technological innovation in vessel design or equipment could reduce our charter hire rates and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability for LNG or LPG to be loaded and unloaded quickly. More efficient vessel designs, engines or other features may increase efficiency. Flexibility includes the ability to access LNG and LPG storage facilities, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new LNG or LPG carriers are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced LNG or LPG carriers could reduce recharter rates available to our vessels and the resale value of the vessels. As a result, our business, results of operations and financial condition could be harmed.

We may be unable to realize expected benefits from investments in new technologies, including newer engine, designs.

Some participants in the shipping industry are implementing, or assessing the implementation of, new technologies, including more fuel efficient vessel designs, engines and other features. We are investing in technology upgrades such as M-type, Electronically Controlled, Gas Injection twin engines for certain LNG carrier newbuildings. Investments in new technologies may not result in expected increased acceptance of vessels by customers or in cost reductions sufficient to justify our investment.

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

The operation of LNG and LPG carriers and oil tankers is inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, only certain of our LNG carriers carry insurance covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Indian Ocean off the coast of Somalia. While there continue to be significant numbers of piracy incidents in the Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to the Euro and Norwegian Kroner also result in fluctuations in our reported revenues and earnings. In addition, under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. This revaluation historically has caused us to report significant non-monetary foreign currency exchange gains or losses each period. The primary source for these gains and losses is our Euro-denominated term loans and our Norwegian Kroner-denominated bonds. We have entered into foreign currency forward contracts to economically hedge portions of our forecasted expenditures denominated in Norwegian Kroner. We also incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into cross-currency swaps to economically hedge the foreign exchange risk on the principal and interest payments of our Norwegian Kroner bonds.

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

Teekay Corporation, which owns and controls our General Partner, indirectly owns our 2% General Partner interest and as at December 31, 2013 owned a 34.0% limited partner interest in us. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our General Partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our General Partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

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

We own a 70% interest in Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture). As described in Item 18 – Financial Statements: Note 4 – Leases and Restricted Cash, the Teekay Nakilat Joint Venture is the lessee under 30-year capital lease arrangements with a third party for the three RasGas II LNG Carriers (or the RasGas II Leases). The UK taxing authority (or HMRC) has been urging the lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that the Teekay Nakilat Joint Venture contemplate the termination of the RasGas II Leases or entertain other alternatives for the leasing structure. The Teekay Nakilat Joint Venture has declined this request as it does not believe that HRMC will be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision from the First Tribunal regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer as well as a 2013 decision from the Upper Tribunal that upheld the 2012 verdict. HMRC has been granted leave to further appeal the 2013 decision to the Court of Appeal. If the HMRC is able to successfully challenge the RasGas II Leases, the Teekay Nakilat Joint Venture could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. The Partnership estimates its 70% share of the potential exposure to be approximately $34 million, exclusive of potential financing costs and interest rate swap termination costs.

The Teekay Nakilat Joint Venture has received notice from the lessor of the three vessels of a credit rating downgrade to the bank that was providing the letter of credit (or LC Bank) to Teekay Nakilat Joint Venture’s lease. As a result, the lessor has increased the lease payments over the remaining term of the RasGas II Leases of approximately $12.3 million on a net present value basis effective April 2014. The Partnership’s 70% share of the present value of the lease payment increase is approximately $8.6 million. The Teekay Nakilat Joint Venture is looking at alternatives to mitigate the impact of the downgrade to the LC Bank’s credit rating to avoid a prolonged increase to lease payments.

In addition, the subsidiaries of another joint venture formed to service the Tangguh LNG project in Indonesia have lease arrangements with a third party for two LNG carriers. We purchased Teekay Corporation’s interest in this joint venture in 2009. The terms of the lease arrangements provide similar tax and change of law risk assumption by this joint venture as we have with the three RasGas II LNG Carriers.

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

In order for us to be classified as a partnership for U.S. federal income tax purposes, more than 90 percent of our gross income each year must be “qualifying income” under Section 7704 of the U.S. Internal Revenue Code of 1986, as amended (the Code). For this purpose, “qualifying income” includes income from providing marine transportation services to customers with respect to crude oil, natural gas and certain products thereof but does not include rental income from leasing vessels to customers.

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

The anticipated after-tax benefit of an investment in common units may be reduced if we are not treated as a partnership for U.S. federal income tax purposes. If we are not treated as a partnership for U.S. federal income tax purposes, we would be treated as a corporation for such purposes, and common unitholders could suffer material adverse tax or economic consequences, including the following:

•	The ratio of taxable income to distributions with respect to common units would increase because items would not be allocated to account for any differences between the fair market value and the basis of our assets at the time our common units are issued.

•	Common unitholders may recognize income or gain on any change in our status from a partnership to a corporation that occurs while they hold units.

•	We would not be permitted to adjust the tax basis of a secondary market purchaser in our assets under Section 743(b) of the Code. As a result, a person who purchases common units from a common unitholder in the secondary market may realize materially more taxable income each year with respect to the units. This could reduce the value of common unitholders’ common units.

•	Common unitholders would not be entitled to claim any credit against their U.S. federal income tax liability for non-U.S. income tax liabilities incurred by us.

•	As to the U.S. source portion of our income attributable to transportation that begins or ends (but not both) in the United States, we will be subject to U.S. tax on such income on a gross basis (that is, without any allowance for deductions) at a rate of 4 percent. The imposition of this tax would have a negative effect on our business and would result in decreased cash available for distribution to common unitholders.

•	We also may be considered a passive foreign investment company (or PFIC) for U.S. federal income tax purposes. U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Please read “Item 10 – Additional Information – Taxation – United States Tax Consequences — Possible Classification as a Corporation.”

U.S. tax-exempt entities and non-U.S. persons face unique U.S. tax issues from owning common units that may result in adverse U.S. tax consequences to them.

Investments in common units by U.S. tax-exempt entities, including individual retirement accounts (known as IRAs), other retirements plans and non-U.S. persons raise issues unique to them. Assuming we are classified as a partnership for U.S. federal income tax purposes, virtually all of our income allocated to organizations exempt from U.S. federal income tax will be unrelated business taxable income and generally will be subject to U.S. federal income tax. In addition, non-U.S. persons may be subject to a 4 percent U.S. federal income tax on the U.S. source portion of our gross income attributable to transportation that begins or ends (but not both) in the United States, or distributions to them may be reduced on account of withholding of U.S. federal income tax by us in the event we are treated as having a fixed place of business in the United States or otherwise earn U.S. effectively connected income, unless an exemption applies and they file U.S. federal income tax returns to claim such exemption.

The sale or exchange of 50 percent or more of our capital or profits interests in any 12-month period will result in the termination of our partnership for U.S. federal income tax purposes.

We will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50 percent or more of the total interests in our capital or profits within any 12-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read “Item 10 – Additional Information – Taxation – United States Tax Consequences — Disposition of Common Units — Constructive Termination.”

Some of our subsidiaries that are or have been classified as corporations for U.S. federal income tax purposes might be treated as “passive foreign investment companies,” which could result in additional taxes to our unitholders.

Certain of our subsidiaries that are or have been classified as corporations for U.S. federal income tax purposes could be treated as “passive foreign investment companies” (or PFICs) for U.S. federal income tax purposes. U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. We have received a ruling from the IRS that our subsidiary Teekay LNG Holdco L.L.C. will be classified as a CFC rather than a PFIC as long as it is wholly-owned by a U.S. partnership. Our subsidiaries DHJS Hull No. 2007-001 L.L.C. and DHJS Hull No. 2007-002 L.L.C. are also owned by our U.S. partnership and, for the period of time during which they were classified as corporations for U.S. federal income tax purposes, we intend to take the position that these subsidiaries should also be treated as CFCs rather than PFICs. Effective January 1, 2014, both DHJS Hull No. 2007-001 L.L.C. and DHJS Hull No. 2007-002 L.L.C. have elected to be disregarded for U.S. federal income tax purposes. As a result, effective January 1, 2014, Teekay LNG Holdco L.L.C. is the only subsidiary entity classified as a corporation for U.S. federal income tax purposes. Moreover, we believe and intend to take the position that these subsidiaries were not PFICs at any time prior to being owned by our U.S. partnership. No assurance can be given, however, that the IRS, or a court of law, will accept this position. Please read “Item 10 – Additional Information – Taxation – United States Tax Consequences – Taxation of our Subsidiary Corporations.”

Teekay Corporation owns less than 50 percent of our outstanding equity interests, which could cause certain of our subsidiaries and us to be subject to additional tax.

Certain of our subsidiaries are and have been classified as corporations for U.S. federal income tax purposes. As such, these subsidiaries would be subject to U.S. federal income tax on the U.S. source portion of our income attributable to transportation that begins or ends (but not both) in the United States if they fail to qualify for an exemption from U.S. federal income tax (the Section 883 Exemption). Teekay Corporation indirectly owns less than 50 percent of certain of our subsidiaries’ and our outstanding equity interests. Consequently, we expect these subsidiaries failed to qualify for the Section 883 Exemption in 2013 and that Teekay LNG Holdco L.L.C., our sole remaining regarded corporate subsidiary as of January 1, 2014, will fail to qualify for the Section 883 Exemption in subsequent tax years. Any resulting imposition of U.S. federal income taxes will result in decreased cash available for distribution to common unitholders. Please read “Item 10 – Additional Information –Taxation – United States Tax Consequences –Taxation of our Subsidiary Corporations.”

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

In February 2013 we entered we entered into a joint venture agreement with Belgium-based Exmar NV to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. For additional information, please see Item 5. Operating and Financial Review and Prospects — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Developments in 2013 and early 2014.

As of December 31, 2013, our fleet, excluding newbuildings, consisted of 29 LNG carriers (including the six MALT LNG Carriers, four RasGas 3 LNG Carriers, four Angola LNG Carriers, two Exmar LNG Carriers that are all accounted for under the equity method), nine Suezmax-class crude oil tankers, 21 LPG carriers (including 16 Exmar LPG Carriers that are accounted for under the equity method) and one Handymax product tanker, all of which are double-hulled. Our fleet is young, with an average age of approximately six years for our LNG carriers, approximately nine years for our conventional tankers (Suezmax and Handymax), and approximately 12 years for our LPG carriers, compared to world averages of 11, eight and 16 years, respectively, as of December 31, 2013.

Our fleets of LNG and LPG carriers currently have approximately 4.6 million and 0.7 million cubic meters of total capacity, respectively. The aggregate capacity of our conventional tanker fleet is approximately 1.4 million deadweight tonnes (or dwt).

We were formed under the laws of the Republic of The Marshall Islands as a limited partnership, Teekay LNG Partners L.P., on November 3, 2004 and maintain our principal executive headquarters at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530.

B. Operations

Our Charters

We generate revenues by charging customers for the transportation of their LNG, LPG and crude oil using our vessels. The majority of these services are provided through either a time-charter or bareboat charter contract, where vessels are chartered to customers for a fixed period of time at rates that are generally fixed but may contain a variable component based on inflation, interest rates or current market rates.

Our vessels mainly primarily operate under long-term, fixed-rate charters primarily with major energy and utility companies and Teekay Corporation. The average remaining term for these charters is approximately 13 years for our LNG carriers, approximately 4 years for our conventional tankers (Suezmax and Handymax), and approximately 6 years for our LPG carriers (excluding five chartered-in Exmar LPG Carriers that operate on spot contracts), subject, in certain circumstances, to termination or vessel purchase rights.

“Hire” rate refers to the basic payment from the customer for the use of a vessel. Hire is payable monthly, in advance, in U.S. Dollars or Euros, as specified in the charter. The hire rate generally includes two components – a capital cost component and an operating expense component. The capital component typically approximates the amount we are required to pay under vessel financing obligations and, for four of our conventional tankers, adjusts for changes in the floating interest rates relating to the underlying vessel financing. The operating component, which adjusts annually for inflation, is intended to compensate us for vessel operating expenses.

In addition, we may receive additional revenues beyond the fixed hire rate when current market rates exceed specified amounts under our time-charter for four Suezmax tankers.

Hire payments may be reduced or, under some charters, we must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount. Historically, we have had few instances of hire rate reductions, and only one in our joint venture with Exmar, that had a material impact on our operating results in prior years.

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

With the exception of the Arctic Spirit and Polar Spirit which are the only two ships in the world that utilize the Ishikawajima Harima Heavy Industries Self Supporting Prismatic Tank IMO Type B (or IHI SPB) independent tank technology, the remainder of our fleet makes use of one of the Gaz Transport and Technigaz (or GTT) membrane containment systems. The GTT membrane systems are used in the majority of LNG tankers now being constructed. New LNG carriers are generally expected to have a lifespan of approximately 35 to 40 years. Unlike the oil tanker industry, there currently are no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2013, our LNG carriers had an average age of approximately six years, compared to the world LNG carrier fleet average age of approximately 11 years. In addition, as at that date, there were approximately 386 vessels in the world LNG fleet and approximately 112 additional LNG carriers under construction or on order for delivery through 2017.

The following table provides additional information about our LNG carriers as of December 31, 2013:

Vessel	Capacity	Delivery	Our Ownership		Charterer	Expiration of Charter(1)
	(cubic meters)
Operating LNG carriers:
Consolidated
Hispania Spirit	137,814	2002	100%		Repsol YPF, S.A.(14)	Sep. 2022(4)
Catalunya Spirit	135,423	2003	100%		Gas Natural SDG	Aug. 2023(4)
Galicia Spirit	137,814	2004	100%		Uniòn Fenosa Gas	Jun. 2029(3)
Madrid Spirit	135,423	2004	100%		Repsol YPF, S.A.(14)	Dec. 2024(4)
					Ras Laffan Liquefied
Al Marrouna	149,539	2006	70	% - capital lease(2)	Natural Gas Company Ltd.	Oct. 2026(5)
					Ras Laffan Liquefied
Al Areesh	148,786	2007	70	% - capital lease(2)	Natural Gas Company Ltd.	Jan. 2027(5)
					Ras Laffan Liquefied
Al Daayen	148,853	2007	70	% - capital lease(2)	Natural Gas Company Ltd.	Apr. 2027(5)
Tangguh Hiri					The Tangguh Production
	151,885	2008	69%		Sharing Contractors	Jan. 2029
Tangguh Sago					The Tangguh Production
	155,000	2009	69%		Sharing Contractors	May 2029
Arctic Spirit	87,305	1993	99%		Teekay Corporation	Apr. 2018(5)
Polar Spirit	87,305	1993	99%		Teekay Corporation	Apr. 2018(5)
Wilforce	155,900	2013	99%		Awilco LNG ASA	Sep. 2018(6)
Wilpride	155,900	2013	99%		Awilco LNG ASA	Nov. 2017(6)
Equity Accounted
Al Huwaila					Ras Laffan Liquefied
	214,176	2008	40	%(9)	Natural Gas Company Ltd.	Apr. 2033(4)
Al Kharsaah					Ras Laffan Liquefied
	214,198	2008	40	%(9)	Natural Gas Company Ltd.	Apr. 2033(4)
Al Shamal					Ras Laffan Liquefied
	213,536	2008	40	%(9)	Natural Gas Company Ltd.	May 2033(4)
Al Khuwair					Ras Laffan Liquefied
	213,101	2008	40	%(9)	Natural Gas Company Ltd.	Jun. 2033(4)
Excelsior	138,087	2005	50	%(10)	Excelerate Energy LP	Jan. 2025(4)
Excalibur	138,000	2002	50	% - capital lease(10)	Excelerate Energy LP	Mar. 2022
Soyo	160,400	2011	33	%(11)	Angola LNG Supply Services LLC	Aug. 2031(4)
Malanje	160,400	2011	33	%(11)	Angola LNG Supply Services LLC	Sep. 2031(4)
Lobito	160,400	2011	33	%(11)	Angola LNG Supply Services LLC	Oct. 2031(4)
Cubal	160,400	2012	33	%(11)	Angola LNG Supply Services LLC	Jan. 2032(4)
Meridian Spirit	165,700	2010	52	%(12)	Total E&P Norge AS Mansel Limited	Nov. 2030(7)
Magellan Spirit	165,700	2009	52	%(12)	Vitol S.A.	Sep. 2016
Marib Spirit	165,500	2008	52	%(12)	Yemen LNG Company Limited	Mar. 2029(7)
Arwa Spirit	165,500	2008	52	%(12)	Yemen LNG Company Limited	Apr. 2029(7)
Methane Spirit	165,500	2008	52	%(12)	BP Shipping Limited	Mar. 2015(8)
Woodside Donaldson	165,500	2009	52	%(12)	Pluto LNG Party Limited	Jun. 2026(13)

Total Capacity:	4,553,045

(1)	Each of our time-charters are subject to certain termination and purchase provisions.
(2)	We lease the vessel under a lease arrangement and have an ownership interest of 70%. Please read Item 18 — Financial Statements: Note 4 – Leases and Restricted Cash.
(3)	The charterer has one option to extend the term for an additional five years.
(4)	The charterer has two options to extend the term for an additional five years each.
(5)	The charterer has three options to extend the term for an additional five years each.
(6)	The charterer has an option to extend the term for one additional year and at the end of the charter period the charterer has an obligation to repurchase each vessel at a fixed price.
(7)	The charterer has three options to extend the term for one, five and five additional years, respectively.
(8)	The charterer has one option to extend the term for one additional year.
(9)	The RasGas 3 LNG Carriers are accounted for under the equity method.
(10)	The Exmar LNG Carriers are accounted for under the equity method.
(11)	The Angola LNG Carriers are accounted for under the equity method.
(12)	The MALT LNG Carriers are accounted for under the equity method.
(13)	The charterer has four options to extend the term for an additional five years each.
(14)	Repsol YPF, S.A. novated their charter contract to Shell Spain LNG S.A.U. in March 2014.

The following table presents the percentage of our consolidated voyage revenues from LNG customers that accounted for more than 10% of our consolidated voyage revenues during 2013, 2012 and 2011.

	Year Ended December 31,
	2013	2012	2011
Ras Laffan Liquefied Natural Gas Company Ltd.	17%	18%	18%
Repsol YPF, S.A.	13%	13%	14%
The Tangguh Production Sharing Contractors	12%	12%	12%

No other LNG customer accounted for 10% or more of our revenues during any of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

Each LNG carrier that is owned by us is encumbered by a mortgage relating to the vessel’s financing. Each of the Al Marrouna, Al Areesh, Al Daayen and Excalibur is considered to be subject to a capital lease. Please read Item 18 – Financial Statements: Note 4 – Leases and Restricted Cash.

LPG Carriers

LPG shipping involves the transportation of three main categories of cargo: liquid petroleum gases including propane, butane and ethane; petrochemical gases including ethylene, propylene and butadiene; and ammonia.

As of December 31, 2013, our LPG carriers had an average age of approximately 12 years, compared to the world LPG carrier fleet average age of approximately 16 years. The worldwide LPG tanker fleet consisted of approximately 1,268 vessels and approximately 171 additional LPG vessels were on order for delivery through 2017. LPG carriers range in size from approximately 250 to approximately 90,000 cubic meters. Approximately 52% of the number of vessels in the worldwide fleet are less than 5,000 cubic meters in size. New LPG carriers are generally expected to have a lifespan of approximately 30 to 35 years.

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

The following table provides additional information about our LPG carriers as of December 31, 2013, which does not include our 50% ownership interest in 12 newbuildings scheduled for delivery between 2014 and 2018:

Vessel	Capacity	Delivery	Ownership	Contract Type	Charterer	Expiration of Charter
	(cubic meters)
Operating LPG carriers:
Consolidated
Norgas Pan	10,000	2009	99%	Bareboat	I.M. Skaguen ASA	Mar. 2024
Norgas Cathinka	10,000	2009	99%	Bareboat	I.M. Skaguen ASA	Oct. 2024
Norgas Camilla	10,000	2011	99%	Bareboat	I.M. Skaguen ASA	Sep. 2026
Norgas Unikum	12,000	2011	99%	Bareboat	I.M. Skaguen ASA	Jun. 2026
Norgas Vision	12,000	2011	99%	Bareboat	I.M. Skaguen ASA	Oct. 2026
Equity Accounted
Brugge Venture	35,418	1997	50%	Time charter	PCS Nitrogen Fertilizer L.P.	Jan. 2016
Flanders Harmony(1)	85,826	1993	50%	Time charter	SHV Gas Supply and Risk Management	May 2014
Kemira Gas	12,030	1995	50%	Time charter	Yara Zwitserland Ltd.	Mar. 2015
Libramont	38,455	2006	50%	Time charter	PCS Nitrogen Fertilizer L.P.	Jun. 2026
Sombeke	38,447	2006	50%	Time charter	PCS Nitrogen Fertilizer L.P.	Aug. 2027
Touraine	39,270	1996	50%	Time charter	PCS Nitrogen Fertilizer L.P.	Dec. 2016
Bastogne	35,229	2002	50%	CoA(4)	(5)	Jun. 2016
Courcheville	28,006	1989	50%	Time charter	Reliance Industries Ltd.	Jul. 2014
Eeklo	37,450	1995	50%	Spot	—	—
Eupen	38,961	1999	50%	Time charter	SHV Gas Supply and Risk Management	Jun. 2014
Temse(2)	35,058	1994	50%	Spot	—	—
Flanders Tenacity	84,270	1996	Chartered-In	Time charter	Itochu Corporation	Aug. 2014
Brussels	35,454	1997	Chartered-In	Time charter	Trammo Inc.	Dec. 2017
Berlian Ekuator(3)	35,436	2004	Chartered-In	Spot	—	—
Antwerpen	35,223	2005	Chartered-In	CoA(4)	Petredec Ltd.	Jun. 2016
Odin	38,501	2005	Chartered-In	CoA(4)	(5)	Jun. 2016

Total Capacity:	707,034

(1)	Exmar LPG BVBA has reached an agreement to sell Flanders Harmony. The expected delivery to the new owner is scheduled in the second quarter of 2014.
(2)	Temse was sold and delivered to its new owner in March 2014.
(3)	The Berlian Ekuator was redelivered to its owner in January 2014.
(4)	“CoA” refers to contracts of affreightment.
(5)	The CoA for these vessels are with Statoil ASA, CSSA Chartering and Shipping Services SA and Shell Int. Trading & Shipping Co. Ltd.

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

The majority of crude oil tankers range in size from approximately 80,000 to approximately 320,000 dwt. Suezmax tankers, which typically range from 120,000 to 200,000 dwt, are the mid-size of the various primary oil tanker types. As of December 31, 2013, the world tanker fleet included 447 conventional Suezmax tankers, representing approximately 14% of worldwide oil tanker capacity, excluding tankers under 10,000 dwt.

As of December 31, 2013, our conventional tankers had an average age of approximately nine years, which is consistent with the average age for the world conventional tanker fleet. New conventional tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life.

The following table provides additional information about our conventional oil tankers as of December 31, 2013:

					Expiration of
Tanker (1)	Capacity	Delivery	Our Ownership	Charterer	Charter
	(dwt)
Operating Conventional tankers:
Algeciras Spirit	149,999	2000	Capital lease (2)	CEPSA	Feb. 2014(3)
Huelva Spirit	149,999	2001	Capital lease (2)	CEPSA	Apr. 2014(3)
Teide Spirit	149,999	2004	Capital lease (2)	CEPSA	Oct. 2017(3)
Toledo Spirit	159,342	2005	Capital lease (2)	CEPSA	Jul. 2018(3)
European Spirit	151,849	2003	100%	ConocoPhillips Shipping LLC	Sep. 2015(4)
African Spirit	151,736	2003	100%	ConocoPhillips Shipping LLC	Nov. 2015(4)
Asian Spirit	151,693	2004	100%	ConocoPhillips Shipping LLC	Jan. 2016(4)
Bermuda Spirit	159,000	2009	100%	Centrofin Management Inc.	May. 2021(5)
Hamilton Spirit	159,000	2009	100%	Centrofin Management Inc.	Jun. 2021(5)
Alexander Spirit	40,083	2007	100%	Caltex Australian Petroleum Pty Ltd.	Mar. 2020

Total Capacity:	1,422,700

(1)	The conventional tankers listed in the table are all Suezmax tankers, with the exception of the Alexander Spirit which is a Handymax tanker.
(2)	We are the lessee under a capital lease arrangement and may be required to purchase the vessel after the end of the lease terms for a fixed price. Please read Item 18—Financial Statements: Note 4 – Leases and Restricted Cash.
(3)	Compania Espanole de Petroleos, S.A. (or CEPSA) has the right to terminate the time-charter 13 years after the original delivery date without penalty. Expiration date assumes the termination at the end of year 13 of the charter contract; however, if the charterer does not exercise its annual termination rights, from the end of year 13 onwards, the charter contract could extend to 20 years after the original delivery date. On February 28, 2014, CEPSA terminated the charter contract for the Algeciras Spirit and sold the vessel.
(4)	The term of the time-charter is 12 years from the original delivery date, which may be extended at the customer’s option for up to an additional six years. In addition, the customer has the right to terminate the time-charter upon notice and payment of a cancellation fee. Either party also may require the sale of the vessel to a third party at any time, subject to the other party’s right of first refusal to purchase the vessel.
(5)	Centrofin Management Inc. has the option to purchase the two vessels, which right is exercisable after the end of five years and every year thereafter until the end of the charter agreement.

CEPSA accounted for 12% of our 2013, 2012 and 2011 consolidated voyage revenues. No other conventional tanker customer accounted for 10% or more of our revenues during any of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

Business Strategies

Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:

•	Expand our LNG and LPG business globally. We seek to capitalize on opportunities emerging from the global expansion of the LNG and LPG sectors by selectively targeting:

•	projects which involve medium-to long-term, fixed-rate charters;

•	cost-effective LNG and LPG newbuilding contracts;

•	joint ventures and partnerships with companies that may provide increased access to opportunities in attractive LNG and LPG importing and exporting geographic regions;

•	strategic vessel and business acquisitions; and

•	specialized projects in adjacent areas of the business, including floating storage and regasification units (or FSRUs).

•	Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. LNG and LPG project operators seek LNG and LPG transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We seek to leverage our own and Teekay Corporation’s operational expertise to create a sustainable competitive advantage with consistent delivery of superior customer service.

•	Manage our conventional tanker fleet to provide stable cash flows. The remaining terms for our existing long-term conventional tanker charters are one to eight years. We believe the fixed-rate time-charters for our tanker fleet provide us stable cash flows during their terms and a source of funding for expanding our LNG and LPG operations. Depending on prevailing market conditions during and at the end of each existing charter, we may seek to extend the charter, enter into a new charter, operate the vessel on the spot market or sell the vessel, in an effort to maximize returns on our conventional tanker fleet while managing residual risk.

Safety, Management of Ship Operations and Administration

Teekay Corporation, through its subsidiaries, assists us in managing our ship operations, other than the vessels owned or chartered-in by our joint ventures with Exmar, which are commercially and technically managed by Exmar and two of the Angola LNG Carriers, which are commercially and technically managed by NYK Energy Transport (Atlantic) Ltd. Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of the employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. In 2007, Teekay Corporation introduced a behavior-based safety program called “Safety in Action” to further enhance the safety culture in our fleet. We are also committed to reducing our emissions and waste generation. In 2008, Teekay Corporation introduced the Quality Assurance and Training Officers (or QATO) Program to conduct rigorous internal audits of our processes and provide the seafarers with onboard training. In 2010, Teekay Corporation introduced the “Operational Leadership” campaign to reinforce commitment to personal and operational safety.

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

In addition, the IMO has proposed (by the adoption in 2004 of the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the Ballast Water Convention)) that all tankers of the size we operate that are built starting in 2012 contain ballast water treatment systems, and that all other similarly sized tankers install treatment systems in order to comply with their first renewal or renewal survey after 2016 in order to comply with the renewal survey required for the International Oil Pollution Prevention certificate. This convention has not yet entered into force, but when it becomes effective, we estimate that the installation of ballast water treatment systems on our tankers may cost between $2 million and $3 million per vessel.

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

The EU has also adopted legislation (Directive 2009/16/EC on Port State Control) that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years); creates obligations on the part of EU member port states to inspect minimum percentages of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies (Directive 2009/15/EC). Two new regulations were introduced by the European Commission in September 2010, as part of the implementation of the Port State Control Directive. These came into force on January 1, 2011 and introduce a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned be a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, whilst those with the most safety shortcomings or technical failings recorded upon inspection will in turn be subject to a greater frequency of official inspections to their vessels.

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

The EU has adopted regulations requiring the use of low sulfur fuel. Currently, vessels are required to burn fuel with sulfur content not exceeding 1% (while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOx Emission Control Areas). Beginning January 1, 2015, vessels are required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted regulations requiring the use of low sulfur fuel. The California Air Resources Board (or CARB) requires vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California as of January 1, 2014. IMO regulations require that, as of January 1, 2015, all vessels operating within Emissions Control Areas (or ECA) worldwide must comply with 1.00% sulfur requirements. Currently, the only grade of fuel meeting this low sulfur content requirement is low sulfur marine gas oil (or LSMGO). Since July 1, 2010, the applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel sulfur control areas have been 0.1%. Certain modifications were completed on our Suezmax tankers in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO), and to ensure our compliance with the Directive. In addition, LSMGO is more expensive than HFO and this impacts the costs of operations. However, for vessels employed on fixed-term business, all fuel costs, including any increases, are borne by the charterer.

The EU has recently adopted Regulation (EU) No 1257/2013 which imposes rules regarding ship recycling and management of hazardous materials on vessels. The Regulation includes requirements to recycle vessels in an environmentally sound manner at certain approved recycling facilities, so as to minimize the adverse effects of recycling on human health and the environment. The Regulation also contains rules to control and properly manage hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The Regulation aims to ratify the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships adopted by the IMO in 2009 (which has not entered into force). It applies to vessels flying the flag of a Member State. In addition, certain of its provisions also apply to vessels flying the flag of a third country calling at a port or anchorage of a Member State. For example, when calling at a port or anchorage of a Member State, the vessels flying the flag of a third country will be required, amongst other things, to have on board an inventory of hazardous materials which complies with the requirements of the Regulation and to be able to submit to the relevant authorities of that Member State a copy of a statement of compliance issued by the relevant authorities of the country of their flag and verifying the inventory. The Regulation will generally become effective between December 31, 2015 and December 31, 2018, although certain of its provisions are set to become effective on December 31, 2014 and certain others on December 31, 2020.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit incorporates Coast Guard requirements for ballast water exchange and includes specific technology-based requirements for vessels, and includes an implementation schedule.to require vessels to meet the ballast water effluent limitations by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations immediately upon the effective date of the 2013 Vessel General Permit. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. In July 2011 the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

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

The following is a list of our significant subsidiaries as at December 31, 2013:

Name of Significant Subsidiary	Ownership	State or Jurisdiction of Incorporation
Teekay LNG Finance Corporation	100%	Marshall Islands
Teekay LNG Operating L.L.C.	100%	Marshall Islands
Teekay Luxembourg S.a.r.l.	100%	Luxembourg
Teekay Spain S.L.	100%	Spain
Teekay Shipping Spain S.L.	100%	Spain
Teekay II Iberia S.L.	100%	Spain
Teekay Servicios Maritimos, S.L.	100%	Spain
Teekay Nakilat Holdings Corporation	100%	Marshall Islands
Teekay Nakilat (III) Holdings Corporation	100%	Marshall Islands
Teekay LNG US GP L.L.C.	100%	Marshall Islands
Teekay LNG Holdings L.P.	99%	United States
Teekay Tangguh Holdings Corporation	99%	Marshall Islands
Teekay Tangguh Borrower L.L.C.	99%	Marshall Islands
Teekay LNG Holdco L.L.C.	99%	Marshall Islands
Teekay Nakilat Corporation	70%	Marshall Islands
Al Areesh Inc.	70%	Marshall Islands
Al Daayen Inc.	70%	Marshall Islands
Al Marrouna Inc.	70%	Marshall Islands
Teekay Nakilat (II) Limited	70%	United Kingdom
Teekay Nakilat Replacement Purchaser L.L.C.	70%	Marshall Islands
Teekay BLT Corporation	69%	Marshall Islands
Tangguh Hiri Finance Ltd.	69%	Marshall Islands
Tangguh Sago Finance Ltd.	69%	Marshall Islands
Tangguh Hiri Operating Ltd.	69%	Marshall Islands
Tangguh Sago Operating Ltd.	69%	Marshall Islands
Single ship-owning subsidiaries	99% - 100%	(1)

(1)	We have 24 single ship-owning subsidiaries of which four of the subsidiaries were incorporated in Spain and the remaining 20 subsidiaries were incorporated in the Marshall Islands.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. We were formed in 2004 by Teekay Corporation, a leading provider of marine services to the global oil and natural gas industries, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate charters. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. Although we may acquire additional crude oil tankers from time to time, we view our conventional tanker fleet primarily as a source of stable cash flow as we seek to expand our LNG and LPG operations.

SIGNIFICANT DEVELOPMENTS IN 2013 AND EARLY 2014

Sale of Vessels

Compania Espanole de Petroles, S.A. (or CEPSA), the charterer (who is also the owner) of the Tenerife Spirit and Algeciras Spirit, conventional vessels under capital lease, reached an agreement to sell the vessels to a third-party in November 2013 and January 2014, respectively. On redelivery of the vessels, the charter contract with us was terminated. The Tenerife Spirit and Algeciras Spirit were delivered to their new owners in December 2013 and February 2014, respectively. As a result of these sales, we have recorded a restructuring charge of $1.8 million for the year ended December 31, 2013 relating to seafarer severance payments associated with these two vessels.

LNG Newbuildings

On August 5, 2013, we agreed to acquire a 155,900-cubic meter (or cbm) LNG carrier newbuilding from Norway-based Awilco LNG ASA (or Awilco) that was constructed by Daewoo Shipbuilding & Marine Engineering Co., Ltd., (or DSME) in South Korea. Upon the vessel’s delivery on September 16, 2013, Awilco sold the vessel to us and we chartered the vessel back to Awilco on a five-year fixed-rate charter contract (plus a one-year extension option) with a fixed-price purchase obligation at the end of the charter. We financed the acquisition from our existing liquidity and have since secured a long-term debt facility. On September 24, 2013, we agreed to acquire a second 155,900 cbm LNG carrier newbuilding from Awilco. Upon delivery on November 28, 2013, Awilco sold the vessel to us and we chartered the vessel back to Awilco on a four-year fixed rate charter contract (plus a one year extension option) with a fixed-price purchase obligation at the end of the charter. We financed the acquisition with a portion of the proceeds, generated from our October 2013 equity offering and we have also since secured a separate long-term debt facility for this vessel. The purchase price of each vessel is $205 million less a $51 million upfront prepayment of charter hire by Awilco (inclusive of a $1.0 million upfront fee), which is in addition to the daily bareboat charter rate.

On July 18 and November 19, 2013, we exercised options with DSME to construct a total of three LNG carrier newbuildings for a total cost of approximately $637 million. These newbuilding vessels will be equipped with the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines, which are expected to be significantly more fuel efficient and have lower emission levels than other engines currently being utilized in LNG shipping. We intend to secure charter contracts for these vessels prior to their delivery in 2017. In connection with the exercise of the two options on July 18, 2013, we obtained options to order up to three additional LNG carrier newbuildings that expire in May 2014.

On June 6, 2013, we were awarded five-year time-charter contracts with Cheniere Marketing L.L.C. (or Cheniere) for the two 173,400 cbm LNG carrier newbuildings that we ordered in December 2012. The newbuilding LNG carriers, also equipped with MEGI twin engines, are currently under construction by DSME and are scheduled to deliver in the first half of 2016. Upon delivery, the vessels will commence their five-year charters with Cheniere, which will export LNG from its Sabine Pass LNG export facility in Louisiana, USA.

Equity Offerings

On October 7, 2013, we completed a public offering of 3.45 million common units (including 0.45 million common units issued upon exercise of the underwriters’ over-allotment option) at a price of $42.62 per unit, for gross proceeds of approximately $150.0 million (including our general partner’s 2% proportionate capital contribution). We used the net proceeds from the offering of approximately $144.8 million to prepay a portion of our outstanding debt under two of our revolving credit facilities that was used to fund our newbuilding installments and to fund the acquisition of the second LNG carrier newbuilding from Awilco.

On July 30, 2013, we issued 0.9 million common units in a private placement to an institutional investor for net proceeds, including our general partner’s 2% proportionate capital contribution, of $40.8 million. We used the proceeds from the private placement to fund the first installment payments on two newbuilding LNG carriers ordered in July 2013 and for general partnership purposes.

Norwegian Bond Offering

On September 3, 2013, we issued in the Norwegian bond market Norwegian Kroner (or NOK) 900 million in senior unsecured bonds that mature in September 2018 and bear interest at NIBOR plus a margin of 4.35%. The aggregate principal amount of the bonds is equivalent to approximately U.S. $150 million and we entered into a cross currency swap agreement to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.43%. We are using the proceeds of the bonds for general partnership purposes. The bonds are listed on the Oslo Stock Exchange.

Joint Venture Refinancing

During June 2013, our joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) sold an aggregate amount of $195 million of 4.11% senior secured notes through the U.S. private placement market to refinance the debt secured by the Meridian Spirit LNG carrier. These notes will mature in 2030. The remaining five LNG carriers were refinanced through two separate term loan facilities in June and July 2013 totaling $768 million. These debt facilities, which bear interest at LIBOR plus margins ranging from 0.50% to 3.15%, mature between 2017 and 2021. Combined with the Meridian Spirit U.S. private placement notes, these three facilities total $963 million and replace the previous $1.06 billion bridge facility that matured in August 2013.

Continuous Offering Program

On May 22, 2013, we implemented a continuous offering program (or COP) under which we may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. Through December 31, 2013, we sold an aggregate of 0.1 million common units under the COP, generating proceeds of approximately $4.9 million (including our general partner’s 2% proportionate capital contribution of approximately $0.1 million and net of approximately $0.1 million of commissions and $0.4 million of other offering costs). We used the net proceeds from the issuance of these common units for general partnership purposes.

Exmar LPG Joint Venture

On February 12, 2013, we entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and, as of March 31, 2014, includes 22 owned LPG carriers (including 12 newbuildings scheduled for delivery between 2014 and 2018) and four chartered-in LPG carriers. For our 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, we invested approximately $133 million in exchange for equity and a shareholder loan and assumed approximately $108 million of our pro rata share of the existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. Exmar continues to commercially and technically manage and operate the vessels. Since control of Exmar LPG BVBA is shared jointly between Exmar and us, we account for Exmar LPG BVBA using the equity method.

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

Vessel Operating Expenses. Under all types of charters and contracts for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, ship management services, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of our vessel operating expenses are crew costs and repairs and maintenance. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Income from Vessel Operations. To assist us in evaluating our operations by segment, we sometimes analyze the income we receive from each segment after deducting operating expenses, but prior to the inclusion or deduction of equity income, interest expense, taxes, foreign currency and derivative gains or losses and other income (expense). For more information, please read Item 18 – Financial Statements: Note 3 – Segment Reporting.

Dry docking. We must periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Generally, we dry dock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of a five-year dry-docking period. We capitalize a substantial portion of the costs incurred during dry docking and for the survey, and amortize those costs on a straight-line basis from the completion of a dry docking or intermediate survey over the estimated useful life of the dry dock. We expense as incurred costs for routine repairs and maintenance performed during dry docking or intermediate survey that do not improve or extend the useful lives of the assets. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures.

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

Restricted Cash Deposits. Under capital lease arrangements for three of our LNG carriers, we (a) borrowed under term loans and deposited the proceeds into restricted cash accounts and (b) entered into capital leases, also referred to as “bareboat charters,” for the vessels. The restricted cash deposits, together with interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms, where applicable. For more information, please read Item 18 – Financial Statements: Note 4 – Leases and Restricted Cash.

RESULTS OF OPERATIONS

Items You Should Consider When Evaluating Our Results of Operations

Some factors that have affected our historical financial performance and may affect our future performance are listed below:

•	The amount and timing of dry docking of our vessels can significantly affect our revenues between periods. Our vessels are off-hire at various points of time due to scheduled and unscheduled maintenance. During the years ended December 31, 2013, 2012 and 2011, we had 135, 23 and 133 off-hire days, respectively, relating to dry docking on our vessels that are consolidated. The financial impact from these periods of off-hire, if material, is explained in further detail below. Six of our consolidated vessels, where there will be associated off-hire, are scheduled for dry docking in 2014.

•	The size of our fleet changes. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and sales. Please read “Liquefied Gas Segment” and “Conventional Tanker Segment” below and “Significant Developments in 2013 and Early 2014” above for further details about certain prior and future vessel deliveries and sales.

•	Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to experience a global manpower shortage of qualified seafarers in certain sectors due to growth in the world fleet and competition for qualified personnel. In recent years, upward pressure on manning costs has temporarily stabilized and resulted in lower wage increases than has been seen in the past. However, this situation will likely not continue in the long term. Going forward, there may be significant increases in crew compensation as vessel and officer supply dynamics continue to change. In addition, factors such as pressure on commodity and raw material prices, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of inflationary and other price escalations, however increases to operational costs are still likely to occur in the future.

•	Our financial results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as the majority of our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates, foreign exchange rates and spot tanker rates fluctuate relating to our interest rate swaps, cross currency swaps and to the agreement we have with Teekay Corporation relating to the time charter contract for the Toledo Spirit Suezmax tanker. Please read Item 18 – Financial Statements: Note 11(c) – Related Party Transactions and Note 12 – Derivative Instruments. The unrealized gains or losses relating to changes in fair value of our derivative instruments do not impact our cash flows.

•	Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, unearned revenue, advances from affiliates, obligations under capital lease and long-term debt) are revalued and reported based on the prevailing exchange rate at the end of the period. These foreign currency translations fluctuate based on the strength of the U.S. Dollar relative mainly to the Euro and NOK and are included in our results of operations. The translation of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange gains or losses but do not impact our cash flows.

•	Five of our Suezmax tankers earn revenues based partly on spot market rates. The time-charter contracts for five of our Suezmax tankers, the Algeciras Spirit, Huelva Spirit, Teide Spirit, Bermuda Spirit and Hamilton Spirit contain a component providing for additional revenues to us beyond the fixed-hire rate when spot market rates exceed certain threshold amounts. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed-hire rate, our results of operations and cash flow from operations will be influenced, by the variable component of the charters in periods where the spot market rates exceed the threshold amounts.

•

Our financial results reflect the consolidation of the subsidiaries of Teekay Corporation (or the Skaugen Multigas Subsidiaries) that owned the two Multigas vessels Teekay Corporation purchased from Skaugen (or the Skaugen Multigas Carriers) prior to our purchase of interests in the Skaugen Multigas Subsidiaries. In July 2008, the Skaugen Multigas Subsidiaries signed contracts for the purchase of the two Skaugen Multigas Carriers from subsidiaries of Skaugen. As described below, we had agreed to acquire the Skaugen Multigas Subsidiaries that own the Skaugen Multigas Carriers from Teekay Corporation upon delivery of the vessels. After July

2008 and before the delivery of the vessels, we consolidated the Skaugen Multigas Subsidiaries as they were variable interest entities and we were the primary beneficiary during this period. We acquired 100% of the shares of the two Skaugen Multigas Carriers on June 15, 2011 and October 17, 2011, respectively. Please read Item 18 – Financial Statements: Notes 11(d) – Related Party Transactions and Note 13(a) – Commitments and Contingencies.

Year Ended December 31, 2013 versus Year Ended December 31, 2012

Liquefied Gas Segment

As at December 31, 2013, our liquefied gas segment fleet, including newbuildings, included 34 LNG carriers and 33 LPG/Multigas carriers, in which our interests ranged from 33% to 100%. However, the table below only includes 13 LNG carriers and five LPG/Multigas carriers. The table excludes five newbuilding LNG carriers under construction and the following vessels accounted for under the equity method: (i) six MALT LNG Carriers, (ii) four Angola LNG Carriers, (iii) four RasGas 3 LNG Carriers, (iv) two Exmar LNG Carriers and (v) 28 Exmar LPG Carriers.

The following table compares our liquefied gas segment’s operating results for 2013 and 2012, and compares its net voyage revenues (which is a non-GAAP financial measure) for 2013 and 2012, to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. Dollars, except revenue days,	Year Ended December 31,
calendar-ship-days and percentages)	2013	2012	% Change
Voyage revenues	285,694	278,511	2.6
Voyage expenses	407	66	(516.7)

Net voyage revenues	285,287	278,445	2.5
Vessel operating expenses	55,459	50,124	10.6
Depreciation and amortization	71,485	69,064	3.5
General and administrative (1)	13,913	13,224	5.2

Income from vessel operations	144,430	146,033	(1.1)

Operating Data:
Revenue Days (A)	5,919	5,833	1.5
Calendar-Ship-Days (B)	5,981	5,856	2.1
Utilization (A)/(B)	99.0%	99.6%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied gas segment’s total calendar-ship-days increased by 2% to 5,981 days in 2013 from 5,856 days in 2012, as a result of the acquisition and delivery of two LNG carriers from Awilco (or the Awilco LNG Carriers), Wilforce and Wilpride, on September 16, 2013 and November 28, 2013, respectively.

During 2013, the Arctic Spirit and Catalunya Spirit were off-hire for 41 and 21 days, respectively, for scheduled dry dockings, compared to the Hispania Spirit being off-hire for approximately 21 days for a scheduled dry docking in 2012.

Net Voyage Revenues. Net voyage revenues increased during 2013 compared to 2012, primarily as a result of:

•	an increase of $5.0 million as a result of the acquisition and delivery of the Awilco LNG Carriers on September 16, 2013 and November 28, 2013;

•	an increase of $3.2 million due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar compared to the prior year;

•	an increase of $2.0 million during 2013 due to operating expense and dry-docking recovery adjustments under our charter provisions for the Tangguh Hiri and Tangguh Sago;

•	an increase of $1.4 million due to the Hispania Spirit being off-hire for 21 days in 2012 for a scheduled dry docking; and

•	an increase of $0.9 million due to a reduction of revenue in the prior year to compensate the charterer of the Galicia Spirit for delaying its scheduled dry docking in 2012;

partially offset by:

•	a decrease of $2.1 million due to the Arctic Spirit being off-hire for 41 days in 2013 for a scheduled dry docking;

•	a decrease of $2.0 million due to the Catalunya Spirit being off-hire for 21 days in 2013 for a scheduled dry docking;

•	a decrease of $1.1 million relating to an off-hire adjustment incurred for the Arctic Spirit associated with its dry docking in 2013; and

•	a decrease of $0.8 million due to one less calendar day during 2013 compared to the prior year.

Vessel Operating Expenses. Vessel operating expenses increased during 2013 compared to 2012, primarily as a result of:

•	an increase of $2.1 million during 2013 as a result of higher manning costs due to wage increases in certain of our LNG carriers;

•	an increase of $1.8 million due to main engine overhauls and spares and consumables purchased for the Tangguh Hiri and Tangguh Sago for the dry docking of these vessels in 2013 (however, we had a corresponding increase in our revenues relating to operating expense adjustments in our charter provisions); and

•	an increase of $1.0 million primarily due to the effect on our Euro-denominated crew manning expenses from the strengthening of the Euro against the U.S. Dollar during 2013 compared to 2012 (a portion of our vessel operating expenses are denominated in Euros, which is primarily due to the nationality of our crew).

Depreciation and Amortization. Depreciation and amortization increased during 2013 compared to 2012, primarily as a result of amortization of dry-dock expenditures incurred throughout 2012 and 2013.

Conventional Tanker Segment

As at December 31, 2013, our fleet includes 9 Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker, six of which we own and four of which we lease under capital leases. All of our conventional tankers operate under fixed-rate charters. The Bermuda Spirit’s and Hamilton Spirit’s time-charter contracts were amended in the fourth quarter of 2012 to reduce the daily hire rate on each by $12,000 per day for a duration of 24 months, commencing October 1, 2012. However, if during this renegotiated period, the Suezmax tanker spot rates exceed the renegotiated charter rate, the charterer will pay us the excess amount up to a maximum of the original charter rate. The full impact of the change in hire rates is not fully reflected in the table below as the change in the lease payments are being recognized on a straight-line basis over the term of the lease.

In addition, CEPSA, the charterer (who was also the owner) of our conventional vessels under capital lease reached an agreement for the third-party sale of the Tenerife Spirit and Algeciras Spirit in November 2013 and January 2014, respectively. On redelivery of the vessels, the charter contract with the Partnership was terminated. The Tenerife Spirit and Algeciras Spirit were delivered to their new owners in December 2013 and February 2014, respectively. The time-charter contract for Huelva Spirit, one of the three remaining Suezmax tankers we lease under a capital lease, on charter to CEPSA has a cancellation option first exercisable in April 2014. We were notified by the charterer of their intention to terminate the charter contract for the Huelva Spirit and proceed with the sale of the vessel. Upon sale of the vessels, we will not be required to pay the balance of the capital lease obligations as the vessels under capital leases will be returned to the owner and the capital lease obligations will be concurrently extinguished. We did not record a gain or loss on the sale of the Tenerife Spirit and we do not expect to record a gain or loss on future sales of vessels under capital lease. When the vessels are sold to a third party, we will be subject to seafarer severance related costs.

The following table compares our conventional tanker segment’s operating results for the years ended December 31, 2013 and 2012, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2013 and 2012 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days,	Year Ended December 31,
calendar-ship-days and percentages)	2013	2012	% Change
Voyage revenues	113,582	114,389	(0.7)
Voyage expenses	2,450	1,706	43.6

Net voyage revenues	111,132	112,683	(1.4)
Vessel operating expenses	44,490	44,412	0.2
Depreciation and amortization	26,399	31,410	(16.0)
General and administrative (1)	6,531	5,736	13.9
Restructuring charge	1,786	—	100.0
Write down of vessels	—	29,367	(100.0)

Income from vessel operations	31,926	1,758	1,716.0

Operating Data:
Revenue Days (A)	3,921	4,026	(2.6)
Calendar-Ship-Days (B)	3,994	4,026	(0.8)
Utilization (A)/(B)	98.2%	100.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Net Voyage Revenues. Net voyage revenues decreased during 2013 compared to 2012, primarily as a result of:

•	a decrease of $2.5 million due to the African Spirit, Asian Spirit and European Spirit being off-hire for 26, 22 and 25 days, respectively, as a result of scheduled dry dockings during 2013;

•	a decrease of $0.9 million relating to a full year of the reduced charter rates on the Bermuda Spirit and Hamilton Spirit in 2013 compared to one quarter in the prior year as the renegotiated charter rates commenced on October 1, 2012;

•	a decrease of $0.6 million as the conventional spot market rates decreased compared to the prior year which impacts the revenue earned by the Toledo Spirit relating to the time-charter agreement between us and CEPSA (however, we had a corresponding increase in our realized gain on a related derivative with Teekay Corporation; therefore this decrease and future decreases or increases related to this agreement did not and will not affect our cash flow or net income); and

•	a decrease of $0.6 million due to the sale of the Tenerife Spirit on December 10, 2013;

partially offset by:

•	an increase of $2.9 million during 2013 due to adjustments to the daily charter rates based on inflation and an increase in interest rates in accordance with the time-charter contracts for the Suezmax tankers subject to capital leases (however, under the terms of these capital leases, we had corresponding increases in our lease payments, which are reflected as increases to interest expense; therefore, these and future similar interest rate adjustments do not affect our cash flow or net income).

Vessel Operating Expenses. Vessel operating expenses remained consistent between 2013 and 2012.

Depreciation and Amortization. Depreciation and amortization decreased during 2013 compared to 2012, as a result of:

•	a decrease of $7.2 million due to the effect of vessel write-downs in the fourth quarter of 2012 relating to the Algeciras Spirit, Huelva Spirit and Tenerife Spirit;

partially offset by:

•	an increase of $2.8 million due to the accelerated amortization, commencing in the fourth quarter of 2012, of the intangible assets relating to the charter contracts of the Algeciras Spirit, Huelva Spirit and Tenerife Spirit, as we expect the life of these intangible assets to be shorter than originally assumed in prior periods.

Restructuring Charge. The restructuring charge of $1.8 million for the year ended December 31, 2013 was related to the seafarer severance payments upon CEPSA selling our vessels under capital lease, the Tenerife Spirit and Algeciras Spirit.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 7.8% to $20.4 million for 2013, from $19.0 million for 2012, primarily due to timing of accounting recognition of certain restricted unit awards as a result of certain senior personnel meeting retirement eligibility criteria. Please read Item 18 – Financial Statements: Note: 16—Unit-based compensation.

Equity Income. Equity income increased to $123.3 million for 2013, from $78.9 million for 2012, as set forth in the table below:

(in thousands of U.S. Dollars)	Angola LNG	Exmar LNG	Exmar LPG	MALT LNG	RasGas 3	Total Equity
	Carriers	Carriers	Carriers	Carriers	LNG Carriers	Income
Year ended December 31, 2013	29,178	10,650	17,415	43,428	22,611	123,282
Year ended December 31, 2012	13,015	7,994	—	39,349	18,508	78,866

Difference	16,163	2,656	17,415	4,079	4,103	44,416

Equity income increased by $44.4 million from the prior year, primarily as a result of:

•	an increase of $17.4 million due to the acquisition of a 50% ownership interest in Exmar LPG BVBA in February 2013;

•	an increase of $16.2 in our 33% investment in the four Angola LNG Carriers, primarily due to the change in unrealized gains on derivative instruments as a result of long-term LIBOR benchmark interest rates increasing, as compared to 2012;

•	an increase of $7.6 million from a full year of operations from our 52% ownership interest in the six LNG carriers from A.P. Moller Maersk A/S (the MALT LNG Carriers) which was acquired in February 2012;

•	an increase of $4.1 million in our 40% investment in the RasGas 3 LNG Carriers, primarily due to the change in unrealized gains on derivative instruments as a result of long-term LIBOR benchmark interest rates increasing, as compared to 2012; and

•	an increase of $2.7 million due to higher net income from our 50% investment in the Exmar LNG Carriers primarily resulting from a provision from a customer’s claim relating to the two LNG carriers in 2012 and from the off-hire of Excalibur for scheduled dry docking during 2012;

partially offset by:

•	a decrease of $2.4 million primarily due to the dry docking of the Methane Spirit during March 2013 resulting in 28 off-hire days and higher interest margins upon completion of debt refinancing within the MALT LNG Carriers in June and July 2013; and

•	a decrease of $1.0 million relating to the ineffective portion of the hedge accounted interest rate swap within the MALT LNG Carriers that was entered into during 2013.

Interest Expense. Interest expense increased to $55.7 million for 2013, from $54.2 million for 2012. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. This increase was primarily the result of:

•	an increase of $5.8 million as a result of the NOK bond issuances in May 2012 and September 2013;

•	an increase of $1.8 million due to an interest rate adjustment on our Suezmax tanker capital lease obligations (however, as described above, under the terms of the time-charter contracts for these vessels, we have a corresponding increase in charter receipts, which are reflected as an increase to voyage revenues); and

•	an increase of $0.5 million relating to a new debt facility used to fund the delivery of the first Awilco LNG Carrier in late-2013;

•	a decrease of $6.4 million due to principal debt repayments made during 2013 and 2012 on our USD and EURO denominated debt and decreases in LIBOR compared to the prior year.

Interest Income. Interest income decreased to $3.0 million in 2013, from $3.5 million for 2012. These changes were primarily the result of:

•	a decrease of $1.2 million due to lower LIBOR relating to our restricted cash deposits;

partially offset by:

•	an increase of $0.6 million due to interest earned on our $81.7 million of advances due from Exmar LPG BVBA, see Item 18 — Financial Statements: Note 6(b) – Advances to Joint Venture Partner and Equity Accounted Joint Ventures.

Realized and Unrealized Loss on Derivative Instruments. Net realized and unrealized losses on derivative instruments decreased to $14.0 million for 2013, from $29.6 million for 2012 as set forth in the table below.

	Year Ended			Year Ended
	December 31, 2013			December 31, 2012
(in thousands of U.S. Dollars)	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(38,089)	18,868	(19,221)	(37,427)	5,200	(32,227)
Toledo Spirit time-charter derivative	1,521	3,700	5,221	907	1,700	2,607
	(36,568)	22,568	(14,000)	(36,520)	6,900	(29,620)

As at December 31, 2013 and 2012, we had interest rate swap agreements with an aggregate average net outstanding notional amount of approximately $870.4 million and $902.9 million, respectively, with average fixed rates of 4.6% for both periods. The realized losses relating to our interest rate swaps increased by $0.7 million between 2013 and 2012 mainly as a result of decreases in the EURIBOR and LIBOR compared to the prior year.

Long-term forward LIBOR benchmark interest increased during 2013, which resulted in us recognizing an unrealized gain of $93.9 million from our interest rate swaps associated with our U.S. Dollar-denominated long-term debt and capital leases and an unrealized loss of $84.7 million from our interest rate swaps associated with our restricted cash deposits.

Long-term forward LIBOR benchmark interest decreased during 2012, which resulted in us recognizing an unrealized gain of $5.9 million from our interest rate swaps associated with our restricted cash deposits and an unrealized loss of $34.4 million on our interest rate swaps associated with our U.S. Dollar-denominated long-term debt and capital leases. The unrealized loss of $34.4 million was offset by a transfer of $49.2 million of previously recognized unrealized losses to realized losses related to actual cash settlements that led to a net gain of $14.8 million from our U.S. Dollar-denominated long-term debt and capital leases.

Long-term forward EURIBOR benchmark interest increased during 2013 and decreased during 2012, which resulted in an unrealized gain of $9.7 million and an unrealized loss of $15.5 million, respectively, from our interest rate swaps associated with our Euro-denominated long-term debt.

The projected average forward tanker rates in 2013 decreased compared to 2012, which resulted in a $3.7 million unrealized gain on our Toledo Spirit time-charter derivative. The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate (see Item 18—Financial Statements: Note 12—Derivative Instruments).

Foreign Currency Exchange Losses. Foreign currency exchange losses were $15.8 million and $8.2 million for 2013 and 2012, respectively. These foreign currency exchange losses, substantially all of which were unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans and restricted cash for financial reporting purposes and the realized and unrealized losses and gains on our cross currency swaps. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For 2013, foreign currency exchange losses include realized losses of $0.3 million and unrealized losses of $15.4 million on our cross currency swaps and unrealized gains of $12.3 million on the revaluation of our NOK-denominated debt. For 2013, foreign currency exchange losses also include the revaluation of our Euro-denominated restricted cash, debt and capital leases resulting in an unrealized loss of $12.5 million.

For 2012, foreign currency exchange losses include realized gains of $0.3 million and unrealized losses of $2.7 million on our cross currency swap and unrealized losses of $0.8 million on the revaluation of our NOK-denominated debt. For 2012, foreign currency exchange losses also include the revaluation of our Euro-denominated restricted cash, debt and capital leases resulting in an unrealized loss of $4.7 million.

Other Income (Expense). Other income remained consistent between 2013 and 2012.

Income Tax Expense. Income tax expense increased to $5.2 million for 2013, from $0.6 million for 2012, primarily as a result of:

•	an increase of $3.9 million as a result of recognizing a full valuation allowance on the deferred tax assets relating to our Spanish subsidiaries in 2013, as they no longer meet the recognition criteria for deferred tax assets; and

•	an increase of $0.9 million as a result of a reduction in the valuation allowance in 2012 relating to the RasGas II LNG Carriers’ deferred tax assets.

Other Comprehensive Income (OCI). OCI of $0.1 million in 2013 relates to an unrealized gain on the valuation of an interest rate swap which was entered into during 2013 and accounted for using hedge accounting within the equity accounted Teekay LNG-Marubeni Joint Venture.

Year Ended December 31, 2012 versus Year Ended December 31, 2011

Liquefied Gas Segment

As at December 31, 2012, our liquefied gas segment fleet included 27 LNG carriers and five LPG/Multigas carriers, in which our interests ranged from 33% to 100%. However, the table below only includes 11 LNG carriers and five LPG/Multigas carriers. The table excludes the following vessels accounted for under the equity method: (i) six MALT LNG Carriers, (ii) four Angola LNG Carriers, (iii) four RasGas 3 LNG Carriers and (iv) two Exmar LNG Carriers.

The following table compares our liquefied gas segment’s operating results for 2012 and 2011, and compares its net voyage revenues (which is a non-GAAP financial measure) for 2012 and 2011, to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. Dollars, except revenue days,	Year Ended December 31,
calendar-ship-days and percentages)	2012	2011	% Change
Voyage revenues	278,511	269,408	3.4
Voyage expenses (recoveries)	66	(87)	(175.9)

Net voyage revenues	278,445	269,495	3.3
Vessel operating expenses	50,124	51,640	(2.9)
Depreciation and amortization	69,064	62,889	9.8
General and administrative (1)	13,224	9,518	38.9

Income from vessel operations	146,033	145,448	0.4

Operating Data:
Revenue Days (A)	5,833	5,061	15.3
Calendar-Ship-Days (B)	5,856	5,126	14.2
Utilization (A)/(B)	99.6%	98.7%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

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

partially offset by:

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

Conventional Tanker Segment

As at December 31, 2012, our fleet included ten Suezmax-class double-hulled conventional crude oil tankers and one Handymax product tanker. All of our conventional tankers operate under long-term, fixed-rate time-charters. The Bermuda Spirit’s and Hamilton Spirit’s time-charter contracts were amended in the fourth quarter of 2012 to reduce the daily hire rate on each vessel by $12,000 for a duration of 24 months, commencing October 1, 2012. However, if during this renegotiated period the Suezmax tanker spot rates exceed the renegotiated charter rate, the charterer will pay us the excess amount up to a maximum of the original charter rate. The impact of the change in hire rates is not fully reflected in the table below as the change in the lease payments are being recognized on a straight-line basis over the term of the lease.

In addition, during the fourth quarter of 2012, we determined that three of the five Suezmax tankers on charter to CEPSA were impaired and consequently we recognized an impairment loss in the amount of $29.4 million. Please read Item 18 – Financial Statements: Note 18 – Write Down of Vessels.

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

(in thousands of U.S. Dollars, except revenue days,	Year Ended December 31,
calendar-ship-days and percentages)	2012	2011	% Change
Voyage revenues	114,389	111,061	3.0
Voyage expenses	1,706	1,474	15.7

Net voyage revenues	112,683	109,587	2.8
Vessel operating expenses	44,412	45,539	(2.5)
Depreciation and amortization	31,410	29,524	6.4
General and administrative (1)	5,736	6,469	(11.3)
Write down of vessels	29,367	—	100.0

Income from vessel operations	1,758	28,055	(93.7)

Operating Data:
Revenue Days (A)	4,026	3,941	2.2
Calendar-Ship-Days (B)	4,026	4,015	0.3
Utilization (A)/(B)	100.0%	98.2%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Net Voyage Revenues. Net voyage revenues increased during 2012 compared to 2011, primarily as a result of:

•	an increase of $2.4 million due to adjustments to the daily charter rates based on inflation and an increase in interest rates in accordance with the time-charter contracts for five Suezmax tankers (however, under the terms of the related capital leases, we had corresponding increases in our lease payments, which are reflected as increases to interest expense; therefore, these and future similar interest rate adjustments do not affect our cash flow or net income);

•	an increase of $1.7 million due to the Huelva Spirit being off-hire for 72 days in 2011 for a scheduled dry dock; and

•	an increase of $0.5 million relating to the Alexander Spirit for crew manning adjustments in the charter-hire rates; the crew manning adjustments increased due to higher crewing costs and the strengthening of the Australian Dollar against the U.S. Dollar compared to 2011;

partially offset by:

•	a decrease of $1.0 million relating to lower revenues earned by the Toledo Spirit relating to the agreement between us and CEPSA for the Toledo Spirit time-charter contract (however, we had a corresponding increase in our realized gain on a related derivative with Teekay Corporation; therefore this decrease and future decreases or increases related to this agreement did not and will not affect our cash flow or net income); and

•	a decrease of $0.7 million relating to the reduced charter rates on the Bermuda Spirit and Hamilton Spirit, commencing in the fourth quarter of 2012.

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

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 18.6% to $19.0 million for 2012, from $16.0 million for 2011, primarily as a result of:

•	an increase of $3.0 million primarily as a result of an agreement executed with Teekay Corporation for business development services as of January 2012; and

•	an increase of $0.7 million as a result of a one-time procurement fee received in 2009 being fully amortized by the end of the first quarter of 2012;

partially offset by:

•	a decrease of $0.9 million relating to the one-time management fee charged to us by Teekay Corporation in the first quarter of 2011, associated with the portion of stock-based compensation grants to Teekay Corporation’s former Chief Executive Officer that had not yet vested prior to the date of his retirement.

The general and administrative expenses for our Liquefied Gas segment increased whereas general and administrative expenses decreased for our Conventional Tanker segment in 2012 as compared to 2011 as a result of our growth in the liquefied gas market, including our equity accounted joint ventures, over 2012, which requires a higher level of administrative support.

Equity Income. Equity income was $78.9 million for 2012, compared to $20.6 million for 2011, as set forth in the table below:

(in thousands of U.S. Dollars)	Angola LNG	Exmar LNG	MALT LNG	RasGas 3	Total Equity
	Carriers	Carriers	Carriers	LNG Carriers	Income
Year ended December 31, 2012	13,015	7,994	39,349	18,508	78,866
Year ended December 31, 2011	(40)	10,238	(833)	11,219	20,584

Difference	13,055	(2,244)	40,182	7,289	58,282

Equity income increased by $58.3 million from the prior year, primarily as a result of:

•	an increase of $40.2 million due to the acquisition of a 52% ownership interest in the six MALT LNG Carriers in February 2012;

•	an increase of $11.4 million due to an unrealized gain on derivative instruments in 2012 compared to an unrealized loss on derivatives in 2011 in our 40% investment in the RasGas 3 LNG Carriers and our 33% investment in the Angola LNG Project; and

•	an increase of $8.7 million due to our 33% investment in the Angola LNG Project that we acquired upon delivery of the four Angola LNG Carriers in the third and fourth quarters of 2011 and the first quarter of 2012;

partially offset by:

•	a decrease of $2.2 million mainly due to a provision from a customer’s claim relating to the two Exmar LNG Carriers in 2012 and from the off-hire of Excalibur for scheduled dry docking during 2012; partially offset by off-hire days during 2011 as a result of in-water surveys performed on both LNG carriers.

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

partially offset by:

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

partially offset by:

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

	Year Ended			Year Ended
	December 31, 2012			December 31, 2011
(in thousands of U.S. Dollars)	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(37,427)	5,200	(32,227)	(62,660)	(9,677)	(72,337)
Toledo Spirit time-charter derivative	907	1,700	2,607	(93)	9,400	9,307

	(36,520)	6,900	(29,620)	(62,753)	(277)	(63,030)

As at December 31, 2012 and 2011, we had interest rate swap agreements with an aggregate average net outstanding notional amount of approximately $902.9 million and $948.6 million, respectively, with average fixed rates of 4.6% and 4.8%, respectively. The decrease in realized losses from 2011 to 2012 relating to our interest rate swaps were primarily due to the settlement of our interest rate swaps relating to the debt on the Madrid Spirit for $22.6 million in 2011 and higher short-term variable benchmark interest rates in 2012 compared to 2011.

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

Long-term forward EURIBOR benchmark interest rates declined during 2012 and 2011, which resulted in us incurring unrealized losses of $15.5 million and $0.4 million, respectively, from our interest rates swaps associated with our Euro-denominated long-term debt.

Long-term forward LIBOR benchmark interest rates declined during 2012 and 2011, which resulted in us recognizing unrealized gains of $5.9 million and $93.0 million from our interest rate swaps associated with our restricted cash deposits, respectively.

The projected average forward tanker rates in 2012 decreased compared to 2011, which resulted in a $1.7 million unrealized gain on our Toledo Spirit time-charter derivative. The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate (see Item 18 – Financial Statements: Note 12 – Derivative Instruments).

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

Our revolving credit facilities and term loans are described in Item 18 – Financial Statements: Note 9 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels, that restrict the ship-owning subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into a new line of business. Certain of our revolving credit facilities and term loans require us to maintain financial covenants. If we do not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having a significant impact our short-term liquidity requirements. As at December 31, 2013, we and our affiliates were in compliance with all covenants relating to our credit facilities and term loans.

As at December 31, 2013, our cash and cash equivalents were $139.5 million, compared to $113.6 million at December 31, 2012. Our total liquidity, which consists of cash, cash equivalents and undrawn medium-term credit facilities, was $332.2 million as at December 31, 2013, compared to $495.0 million as at December 31, 2012. The decrease in total liquidity is primarily due to the acquisitions of the Awilco LNG carriers in September and November 2013, the acquisition of our 50% interest in the Exmar LPG Carriers in February 2013, the newbuilding installment payments for the three newbuilding LNG carriers ordered in July and November 2013 and the newbuilding installment payments for vessels within Exmar LPG BVBA; partially offset by proceeds received as a result of the private placement in the third quarter of 2013, the NOK bond issuance in September 2013 and a new debt facility secured for the first Awilco LNG Carrier acquired in September 2013.

As of December 31, 2013, we had a working capital deficit of $67.1 million. The working capital deficit includes a $31.7 million current capital lease obligation for three Suezmax tankers, under which the owner has the option to require us to purchase the vessels. The owner also has cancellation rights, as the charterer, under the charter contracts for these Suezmax tankers. For one of the three Suezmax tankers, the cancellation option is first exercisable in April 2014. We were notified by the charterer of their intention to terminate the charter contract for the Huelva Spirit and proceed with the sale of the vessel. Upon sale of the vessel, we will not be required to repay the capital lease obligation as the vessel under capital lease will be returned to the owner and the capital lease obligation will be concurrently extinguished.

We expect to manage the remaining portion of our working capital deficit primarily with net operating cash flow generated in 2014 and, to a lesser extent, existing undrawn revolving credit facilities. As at December 31, 2013 we had undrawn medium-term credit facilities of $192.7 million.

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

Cash Flows. The following table summarizes our cash flow for the periods presented:

(in thousands of U.S. Dollars)	Year Ended December 31,
	2013	2012	2011
Net cash flow from operating activities	183,532	192,013	122,046
Net cash flow from financing activities	334,684	30,374	7,174
Net cash flow used for investing activities	(492,312)	(202,437)	(116,648)

Operating Cash Flows. Net cash flow from operating activities decreased to $183.5 million in 2013 from $192.0 million in 2012, primarily due to a greater number of off-hire days relating to scheduled dry dockings during 2013 compared to 2012, a corresponding increase in dry-docking expenditures and less dividends received from our equity accounted joint ventures during 2013. Net cash flow from operating activities increased to $192.0 million in 2012 from $122.0 million in 2011, primarily due to fewer off-hire days relating to scheduled dry dockings in 2012 compared to 2011, a corresponding decrease in dry-docking expenditures in 2012 and lower net cash flows in 2011 due to the settlement of our interest rate swaps relating to the debt on the Madrid Spirit upon refinancing this debt. Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repair and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends from equity accounted investments, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period depending on the vessel’s maintenance schedule.

Financing Cash Flows. Our investments in vessels and equipment are financed primarily with term loans, capital lease arrangements and proceeds from issuance of securities. Proceeds from long-term debt were $719.3 million, $500.3 million and $600.9 million, respectively, for 2013, 2012 and 2011. The proceeds from long-term debt for 2013 includes proceeds received from the issuance of our NOK 900 million senior unsecured bonds in September 2013 and a new debt facility secured for the first Awilco LNG Carrier acquired in September 2013. From time to time, we refinance our loans and revolving credit facilities. During 2013, we primarily used the proceeds from the issuance of securities and long-term debt to fund the acquisition of our 50% interest in the Exmar LPG Carriers for $135.8 million (including a $2.7 million acquisition fee); fund the acquisition of the Awilco LNG Carriers in September and November 2013 for $205.0 million each less a $51 million upfront prepayment of charter hire (inclusive of a $1.0 million upfront fee) for each of the two vessels; fund construction costs of $58.6 million for our three additional LNG newbuilding carriers ordered in July and November 2013; provide an advance of $13.8 million to Exmar LPG BVBA for the purpose of funding newbuildings; prepay and repay outstanding debt under our revolving credit facilities; and fund general partnership purposes. During 2012, we primarily used the proceeds from long-term debt to fund the acquisition of our 52% interest in the six MALT LNG Carriers, to fund the first installment payment for two LNG newbuildings, to fund the acquisition of our 33% interest in the fourth Angola LNG Carrier, to prepay and repay outstanding debt under our revolving credit facilities and for general corporate purposes. During 2011, we refinanced the debt relating to the Madrid Spirit upon acquisition of the vessel when its capital lease ended. We also used the proceeds from long-term debt primarily to fund the acquisition of the first three Angola LNG Carriers, the acquisition of the two Skaugen Multigas Carriers and the last Skaugen LPG carrier.

On October 7, 2013, we completed a public offering of approximately 3.5 million common units at a price of $42.62 per unit, for net proceeds of $144.8. On July 30, 2013, we completed a direct equity placement of approximately 0.9 million common units for net proceeds of $40.8 million. On May 22, 2013, we implemented a COP and sold an aggregate of approximately 0.1 million common units during 2013 for net proceeds of $4.9 million. On September 10, 2012, we completed a public offering of approximately 4.8 million common units at a price of $38.43 per unit, for net proceeds of $182.3 million. On November 2, 2011, we completed a public equity offering of approximately 5.5 million common units at a price of $33.40 per unit, for net proceeds of $179.5 million. On April 8, 2011, we completed a public equity offering of approximately 4.3 million common units at a price of $38.88 per unit, for net proceeds of $161.7 million. Please read item 18 – Financial Statements: Note 15 – Total Capital and Net Income Per Unit.

Cash distributions paid during 2013 increased to $215.4 million from $195.9 million for the prior year. This increase was the result of:

•	an increase in the number of units eligible to receive the cash distribution as a result of the equity offerings during 2013 and 2012; and

•	an increase in our quarterly distribution to $0.675 per unit from $0.630 per unit starting with the second quarter distribution in 2012.

Cash distributions paid during 2012 increased to $195.9 million from $159.4 million for the prior year. This increase was the result of:

•	an increase in the number of units eligible to receive the cash distribution as a result of the equity offerings during 2012 and 2011; and

•	an increase in our quarterly distribution to $0.675 per unit from $0.630 per unit starting with the second quarter distribution in 2012.

After December 31, 2013, a cash distribution totaling $58.9 million was declared with respect to the fourth quarter of 2013, which was paid in February 2014. This cash distribution reflected an increase in our quarterly distribution to $0.6918 per unit from $0.6750 per unit.

Investing Cash Flows Net cash flow used in investing activities increased to $492.3 million in 2013 from $202.4 million in 2012, primarily due to fund the acquisitions of two LNG carriers from Awilco in September and November 2013 of $308.0 million, $135.8 million to fund our 50% interest in the Exmar LPG Carriers and $58.6 million incurred for our three additional LNG newbuilding carriers ordered in July and November 2013. During 2012, we used cash of $151.0 million (including working capital contribution and acquisition costs) to fund the acquisition of our 52% interest in the six MALT LNG Carriers, $38.6 million to fund the first installment payment for two LNG newbuildings and $19.1 million for our acquisition of a 33% interest in the fourth and last Angola LNG Carrier. During 2011, we incurred $64.7 million of capital expenditures for vessels and equipment. These expenditures represent construction payments for the two Skaugen Multigas Carrier newbuildings, the acquisition of the Norgas Camilla in September 2011 and capital modifications for certain of our vessels. In addition, during 2011 we used $57.3 million for the purchase of Teekay Corporation’s 33% ownership interest in three of the Angola LNG Carriers.

Credit Facilities

Our revolving credit facilities and term loans are described in Item 18 – Financial Statements: Note 9 – Long-Term Debt. Our term loans and revolving credit facilities contain covenants and other restrictions typical of debt financing secured by vessels, including, among others, one or more of the following that restrict the ship-owning subsidiaries from:

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

Certain loan agreements require a) that minimum levels of tangible net worth and aggregate liquidity be maintained, b) that we maintain certain ratios of vessel values as it relates to the relevant outstanding loan principal balance, c) that we provide for a maximum level of leverage and d) one of our subsidiaries to maintain restricted cash deposits. Our ship-owning subsidiaries may not, among other things, pay dividends or distributions if it is in default under its term loans or revolving credit facilities. One of our term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at December 31, 2013, we and our affiliates were in compliance with all covenants relating to our credit facilities and capital leases.

We have two facilities that require us to maintain vessel value to outstanding loan principal balance ratios of 110% and 115%, respectively. As at December 31, 2013, we had vessel value to outstanding loan principal balance ratios of 141% and 148%, respectively. The vessel values are determined using reference to second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices that could be obtained if the Partnership sold any of the vessels.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at December 31, 2013:

	Total	2014	2015 and 2016	2017 and 2018	Beyond 2018
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	1,173.8	80.6	218.0	533.6	341.6
Commitments under capital leases (2)	140.1	66.4	15.5	58.2	—
Commitments under capital leases (3)	953.1	24.0	48.0	48.0	833.1
Commitments under operating leases (4)	378.0	24.8	49.6	49.5	254.1
Newbuilding installments (5)	952.8	89.7	434.6	428.5	—

Total U.S. Dollar-denominated obligations	3,597.8	285.5	765.7	1,117.8	1,428.8

Euro-Denominated Obligations: (6)
Long-term debt (7)	340.2	16.5	36.7	183.5	103.5

Total Euro-denominated obligations	340.2	16.5	36.7	183.5	103.5

Norwegian Kroner-Denominated Obligations:(6)
Long-term debt(8)	263.5	—	—	263.5	—

Total Norwegian Kroner-Denominated obligations	263.5	—	—	263.5	—

Totals	4,201.5	302.0	802.4	1,564.8	1,532.3

(1)	Excludes expected interest payments of $17.2 million (2014), $28.5 million (2015 and 2016), $18.8 million (2017 and 2018) and $11.6 million (beyond 2018). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at December 31, 2013, plus margins on debt that has been drawn that ranged up to 3.20% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.
(2)	Includes, in addition to lease payments, amounts we may be required to pay to purchase four leased vessels from 2014 to the end of the period when cancellation options are first exercisable. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. Subsequent to December 31, 2013, CEPSA reached an agreement to sell one of the vessels, the Algeciras Spirit, and upon redelivery to its new owner on February 28, 2014, the charter contract with us was terminated. As a result of the sale of the vessel, we were not required to pay the $30.1 million balance of the capital lease obligation as the vessel under capital lease was returned to the owner and the capital lease obligation was concurrently extinguished. Please read Item 18 – Financial Statements: Note 4 – Leases and Restricted Cash.
(3)	Existing restricted cash deposits of $475.6 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.
(4)	We have corresponding leases whereby we are the lessor and expect to receive approximately $332.6 million for these leases from 2014 to 2029. Please read Item 18 – Financial Statements: Note 4 – Leases and Restricted Cash.
(5)	In December 2012, July and November 2013, we entered into agreements for the construction of five LNG newbuildings. The remaining cost for these five newbuildings totals $952.8 million, including estimated interest and construction supervision fees. The table above excludes 12 LPG newbuilding carriers scheduled for delivery between 2014 and 2018 that are within the joint venture between Exmar and us. As at December 31, 2013, our 50% share of the remaining cost for these 12 newbuildings total $260.0 million, including estimated interest and construction supervision fees.
(6)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2013.
(7)	Excludes expected interest payments of $5.9 million (2014), $10.8 million (2015 and 2016), $7.8 million (2017 and 2018) and $2.9 million (beyond 2018). Expected interest payments are based on EURIBOR at December 31, 2013, plus margins that ranged up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of December 31, 2013. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.
(8)	Excludes expected interest payments of $16.9 million (2014), $33.8 million (2015 and 2016) and $17.6 million (2017 and 2018). Expected interest payments are based on NIBOR at December 31, 2013, plus a margins that range up to 5.25%, as well as the prevailing U.S. Dollar/NOK exchange rate as of December 31, 2013. The expected interest payments do not reflect the effect of the related cross currency swap that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements. The details of our equity accounted investments are shown in Item 18 – Financial Statements: Note 5 – Equity Method Investments.

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

The following table presents by segment the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2013. Specifically, the following table reflects all such vessels, except those operating on contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely an impairment would be recognized in the following year. Consequently, the vessels included in the following table generally include those vessels near the end of existing charters or other operational contracts. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

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

(in thousands of U.S. Dollars, except number of vessels) Reportable Segment	Number of Vessels	Market Values(1) $	Carrying Values $
Conventional Tanker Segment(2)	3	78,000	114,354

(1)	Market values are determined using reference to second-hand market comparable values as at December 31, 2013. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.
(2)	Undiscounted cash flows are significantly greater than the carrying values.

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

Dry-docking Life

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

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next dry-dock date for a vessel, we will adjust our annual amortization of dry-docking expenditures. Amortization expense of capitalized dry-dock expenditures for 2013, 2012 and 2011 were $13.4 million, $13.1 million and $9.6 million. As at December 31, 2013, 2012 and 2011 our capitalized dry-dock expenditures were $27.2 million, $7.5 million and $19.6 million, respectively. A one-year reduction in the estimated useful lives of capitalized dry-dock expenditures would result in an increase in our current annual amortization by approximately $2.4 million.

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

At December 31, 2013, we had one reporting unit with goodwill attributable to it. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled in Part I – Forward-Looking Statements.

Amortization expense of intangible assets for each of the years 2013, 2012 and 2011 was $13.1 million, $11.0 million and $9.6 million, respectively. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets.

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

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Item 18 – Financial Statements: Note 12 – Derivative Instruments for the effects on the change in fair value of our derivative instruments on our consolidated statements of income and comprehensive income.

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

Effect if Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to the deferred tax assets would typically decrease our net income (or increase our loss) in the period such determination was made. As at December 31, 2013, we had a valuation allowance of $73.1 million (2012—$85.9 million).

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

Directors, Executive Officers and Key Employees

The following table provides information about the directors and executive officers of our General Partner and a key employee of our operating subsidiary Teekay Shipping Spain SL. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. The business address of our key employee of Teekay Shipping Spain SL. is Musgo Street 5—28023, Madrid, Spain. Ages of the individuals are as of December 31, 2013.

Name	Age	Position
C. Sean Day	64	Chairman
Peter Evensen	55	Chief Executive Officer, Chief Financial Officer and Director
Robert E. Boyd	75	Director until March 11, 2014 (1)(2)(3)(6)
Beverlee F. Park	51	Director beginning March 11, 2014(1)(3)(6)
Kenneth Hvid	45	Director until September 18, 2012 and rejoined on February 19, 2013(4)
Ida Jane Hinkley	63	Director (1)(2)(3)
Joseph E. McKechnie	55	Director beginning February 19, 2013(2)(5)
George Watson	66	Director (1)(2)(3)
Michael Balaski	57	Vice President
Andres Luna	57	Managing Director, Teekay Shipping Spain SL

(1)	Member of Audit Committee.
(2)	Member of Conflicts Committee.
(3)	Member of Corporate Governance Committee.
(4)	Mr. Kenneth Hvid resigned from the General Partner’s Board effective September 18, 2012 to allow the Board to maintain a majority of independent directors and rejoined the Board on February 19, 2013.
(5)	Mr. Joseph E. McKechnie joined the Board and Conflicts Committee on February 19, 2013, replacing Mr. Ihab J.M. Massoud, who retired from the Board effective September 14, 2012.
(6)	Ms. Beverlee F. Park joined the Board, Governance Committee and role as Chair of Audit Committee on March 11, 2014, replacing Mr. Robert E. Boyd, who retired from the Board on the same day.

Certain biographical information about each of these individuals is set forth below:

C. Sean Day has served as Chairman of Teekay GP L.L.C. since it was formed in November 2004. Mr. Day has also served as Chairman of the Board for Teekay Corporation since September 1999, and Teekay Offshore GP L.L.C. since it was formed in August 2006, and Teekay Tankers Ltd. since it was formed in October 2007 until June 2013. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Kirby Corporation and Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Teekay’s largest shareholder, to oversee its investments, including that in the Teekay group of companies.

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

Robert E. Boyd has served as a Director of Teekay GP L.L.C. since January 2005 until he retired from the Board on March 11, 2014. From May 1999 until his retirement in March 2004, Mr. Boyd was employed as the Senior Vice President and Chief Financial Officer of Teknion Corporation, a company engaged in the design, manufacture and marketing of office systems and office furniture products. From 1991 to 1999, Mr. Boyd was employed by The Oshawa Group Limited, a company engaged in the wholesale and retail distribution of food products and real estate activities, where his positions included Executive Vice President-Financial and Chief Financial Officer. Prior to 1991, Mr. Boyd held senior financial positions with several major companies, including Gulf Oil Corporation.

Beverlee F. Park joined the board of Teekay GP L.L.C. as a Director and Chair of our Audit Committee on March 11, 2014. She has served at the board, CEO, COO and CFO level in publicly-traded, private and Crown corporations and has experience in an array of operating environments in both the domestic and offshore markets. Ms. Park was elected as a Fellow of the Institute of Chartered Accountants of British Columbia in 2012. She has served on and acted as Chair of various audit committees. Ms. Park is currently a board member of InTransit BC and several community boards, including the Simon Fraser University Beedie School of Business Dean’s Advisory Board and the Simon Fraser University Community Corporation.

Kenneth Hvid served as a Director of Teekay GP L.L.C. from April 1, 2011 to September 18, 2012, when he resigned from this position to allow the Board to maintain a majority of independent Directors. Mr. Hvid rejoined the Board as a Director of Teekay GP L.L.C. on February 19, 2013. Since April 2011, he has served as Executive Vice President and Chief Strategy Officer of Teekay Corporation and as a Director of Teekay Offshore GP L.L.C. He joined Teekay Corporation in October 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During this time, Mr. Hvid was involved in leading Teekay Corporation through its entry and growth in the LNG business. He held this position until the beginning of 2006, when he was appointed President of the Teekay Shuttle and Offshore division of Teekay Corporation. In this role, he was responsible for Teekay Corporation’s global shuttle tanker and floating storage and offtake business and related offshore activities. Mr. Hvid has 25 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007 Mr. Hvid joined the Board or Directors of Gard P&I (Bermuda) Ltd.

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

Michael Balaski has served as Vice President of Teekay GP L.L.C. since December 6, 2011. He was also appointed Vice President of Teekay Offshore GP L.L.C. on December 6, 2011. In 2011, he retired as a partner in the Tax Services Group of PricewaterhouseCoopers LLP (“PwC”) in Vancouver, where he was a member of the International Tax Group specializing in the international shipping sector. Mr. Balaski was a partner of PwC Canada for over ten years. During that time, he worked closely with Teekay Corporation, spending much of his working time at Teekay Corporation’s office.

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

Annual Executive Compensation

Because the Chief Executive Officer and Chief Financial Officer of our General Partner, Peter Evensen, is an employee of Teekay Corporation, his compensation (other than any awards under the long-term incentive plan described below) is set and paid by Teekay Corporation, and we reimburse Teekay Corporation for time he spends on partnership matters. In addition, Michael Balaski is the Vice President of our General Partner. His compensation is set and paid by our General Partner, and we reimburse our General Partner for time he spends on our partnership matters. During 2013, the aggregate amount for which we reimbursed Teekay Corporation for compensation expenses of the officers of the General Partner incurred on our behalf and for compensation earned by the one key employee of Teekay Spain listed above was approximately $1.8 million. These amounts were paid primarily in U.S. Dollars or in Euros, but are reported here in U.S. Dollars using an exchange rate 1.38 U.S. Dollar for each Euro, the exchange rates on December 31, 2013. Teekay Corporation’s annual bonus plan, in which each of the Officers participates, considers both company performance, team performance and individual performance (through comparison to established targets).

Compensation of Directors

Officers of our General Partner or Teekay Corporation who also serve as directors of our General Partner do not receive additional compensation for their service as directors. During 2013, each non-management director received compensation for attending meetings of the Board of Directors, as well as committee meetings. Non-management directors received a director fee of $50,000 for the year and common units with a value of approximately $50,000 for the year. The Chairman received an additional annual fee of $37,000 and common units with a value of approximately

$87,500. In addition, members of the audit, conflicts and governance committees each received a committee fee of $5,000 for the year, and the chairs of the audit committee, conflicts committee and governance committee received an additional fee of $10,000, $10,000, and $5,000, respectively, for serving in that role. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2013, the five non-management directors received, in the aggregate, $337,500 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. In March 2013, our general partner’s Board of Directors granted to the five non-management directors an aggregate of 7,233 common units.

2005 Long-Term Incentive Plan

Our General Partner adopted the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan for employees and directors of and consultants to our General Partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. In 2013, the General Partner awarded 36,878 restricted units to the employees who provide services to our business. The restricted units vest evenly over a three year period from the grant date.

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

The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under the “Partnership Governance” link on the About Us page of our web site at www.teekaylng.com. During 2013, the Board held seven meetings. Each director attended all Board meetings and each committee member attended all applicable committee meetings with the exception of one board member not attending one committee meeting.

Audit Committee. The Audit Committee of our General Partner is composed of three or more directors, each of whom must meet the independence standards of the New York Stock Exchange (or NYSE) and the SEC. This committee was comprised of directors Robert E. Boyd (Chair), Ida Jane Hinkley and George Watson, until March 11, 2014. Effective March 11, 2014, Beverlee F. Park joined the committee as chair, replacing Mr. Boyd who retired on the same day from the board. All members of the committee are financially literate and the Board has determined that Mr. Boyd and Ms. Park qualify as audit committee financial experts.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and independent auditors.

Conflicts Committee. The Conflicts Committee of our General Partner is comprised of George Watson (Chair), Robert E. Boyd, until March 11, 2014, Joseph E. McKechnie and Ida Jane Hinkley. The members of the Conflicts Committee may not be officers or employees of our General Partner or directors, officers or employees of its affiliates, and must meet the heightened NYSE and SEC director independence standards applicable to audit committee membership and certain other requirements.

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

Corporate Governance Committee. The Corporate Governance Committee of our General Partner is composed of at least two directors, a majority of whom must meet the director independence standards established by the NYSE. This committee is currently comprised of directors, Ida Jane Hinkley (Chair), Robert E. Boyd (until March 11, 2014 when he was replaced by Beverlee F. Park) and George Watson.

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

Crewing and Staff

As of December 31, 2013, approximately 1,400 seagoing staff served on our vessels and approximately 15 staff served on shore in technical, commercial and administrative roles in various countries. Certain subsidiaries of Teekay Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries, and Teekay Corporation subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please read Item 7 – Major Unitholders and Related Party Transactions.

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

Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. Teekay Corporation has agreed to allow our personnel to participate in its training programs. Teekay Corporation’s cadet training approach is designed to balance academic learning with hands-on training at sea. Teekay Corporation has relationships with training institutions in Canada, Croatia, India, Latvia, Norway, Philippines, Turkey and the United Kingdom. After receiving formal instruction at one of these institutions, our cadets’ training continues on board on one of our vessels. Teekay Corporation also has a career development plan that we follow, which was designed to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety. As such, we have recently completed our new LNG training facility in Glasgow and is now fully operational.

Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of December 31, 2013, of our units by all directors and officers of our General Partner, key employees of Teekay Spain as a group and to certain employees of Teekay Corporation’s subsidiaries. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any units that the person has the right to acquire as of March 2, 2014 (60 days after December 31, 2013) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned (3)
All directors and officers as a group (7 persons) (1) (2)	130,593	0.18%

(1)	Excludes units owned by Teekay Corporation, which controls us and on the board of which serve the directors of our General Partner, C. Sean Day, Peter Evensen and Kenneth Hvid. Peter Evensen is the Chief Executive Officer of Teekay Corporation, the Chief Executive Officer and Chief Financial Officer of Teekay Offshore GP L.L.C., and a director of Teekay GP L.L.C., Teekay Offshore GP L.L.C. and Teekay Tankers Ltd. Kenneth Hvid is a director of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. Mr. Hvid is also Chief Strategy Officer and Executive Vice President of Teekay Corporation. Please read Item 7 – Major Unitholders and Related Party Transactions for more detail.
(2)	Each director, executive officer and key employee beneficially owns less than 1% of the outstanding common units. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power.
(3)	Excludes the 2% general partner interest held by our General Partner, a wholly owned subsidiary of Teekay Corporation.

Item 7. Major Unitholders and Related Party Transactions

Major Unitholders

The following table sets forth information regarding beneficial ownership, as of March 1, 2014, of our common units by each person we know to beneficially own more than 5% of the outstanding common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of April 30, 2014 (60 days after March 1, 2014) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned (1)
Teekay Corporation (1)	25,208,274	34.0%
Neuberger Berman LLC	4,746,536	6.4%
Oppenheimer Funds, Inc.	4,326,192	5.8%

(1)	Excludes the 2% general partner interest held by our General Partner, a wholly owned subsidiary of Teekay Corporation.

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

b)	C. Sean Day is the Chairman of our General Partner, Teekay GP L.L.C. He also is the Chairman of Teekay Corporation and Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore Partners L.P., a publicly held partnership controlled by Teekay Corporation). He served as a Chairman of Teekay Tankers Ltd., a publicly held corporation controlled by Teekay Corporation, from 2007 to June 2013.

Peter Evensen is the Chief Executive Officer and Chief Financial Officer and a director of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. Mr. Evensen is also the President and Chief Executive Officer of Teekay Corporation and a director of Teekay Corporation. Mr. Evensen is also a director of Teekay Tankers Ltd. and was the Executive Vice President of Teekay Tankers Ltd. until April 1, 2011.

Effective April 1, 2011, Kenneth Hvid was appointed director of Teekay GP L.L.C. and held this position until September 18, 2012 when he resigned to allow the Board to maintain a majority of independent directors. Mr. Hvid rejoined the Board on February 19, 2013. Mr. Hvid is also Executive Vice President, Chief Strategy Officer of Teekay Corporation and director of Teekay Offshore GP L.L.C.

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

c)	The Arctic Spirit and Polar Spirit are employed on long-term charter contracts with subsidiaries of Teekay Corporation. In addition, we and certain of our subsidiaries have entered into services agreements with subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries have agreed to provide certain non-strategic administrative services to us, such as crew training, advisory, technical and administrative services that supplement existing capabilities of the employees of our operating subsidiaries; business development services; and strategic consulting and advisory services to our operating subsidiaries relating to our business, unless the provision of those services would materially interfere with Teekay Corporation’s operations. These services are to be provided in a commercially reasonable manner and upon the reasonable request of our General Partner or our operating subsidiaries, as applicable. The Teekay Corporation subsidiaries that are parties to the services agreements may provide these services directly or may subcontract for certain of these services with other entities, including other Teekay Corporation subsidiaries. We pay a reasonable, arm’s-length fee for the services that include reimbursement of the reasonable cost of any direct and indirect expenses the Teekay Corporation subsidiaries incur in providing these services. Finally, we reimburse our General Partner for expenses incurred by our General Partner that are necessary for the conduct of our business. Such related party transactions were as follows for the periods indicated:

	Year Ended
	December 31, 2013 $	December 31, 2012 $	December 31, 2011 $
Revenues(1)	34,573	37,630	35,068
Vessel operating expenses(2)	10,847	10,319	10,452
General and administrative(2)(3)	11,959	11,939	7,757

(1)	Commencing in 2008, the Arctic Spirit and Polar Spirit were time-chartered to Teekay Corporation at a fixed-rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).
(2)	Includes ship management and crew training services provided by Teekay Corporation. The cost of ship management services provided by Teekay Corporation of $7.2 million for the year ended December 31, 2013 has been presented as vessel operating expenses (for more information, please read Item 18 – Financial Statements: Note 1 – Basis of Presentation and Significant Accounting Policies). The amounts reclassified from general and administrative to vessel operating expenses in the comparative periods to conform to the presentation adopted in the current period were $7.8 million and $7.7 million for the years ended December 31, 2012 and 2011, respectively.
(3)	Includes commercial, strategic, advisory, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on our behalf.

d)	Our Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that we would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to Teekay Corporation are settled at the end of each year (for more information, please read Item 18 – Financial Statements: Note 2 – Financial Instruments and Note 12 – Derivative Instruments).

e)	On July 28, 2008, Skaugen Multigas Subsidiaries signed contracts for the purchase of two technically advanced 12,000-cubic meter newbuilding Multigas vessels from subsidiaries of Skaugen and we agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery.

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

f)	During September and October 2011, we sold 1% of our ownership interest in our Skaugen Multigas Subsidiaries and the Skaugen LPG Carriers at that time to our General Partner for approximately $1.8 million.

g)	In December 2007, a consortium in which Teekay Corporation had a 33% ownership interest agreed to charter the four Angola LNG Carriers for a period of 20 years to Angola LNG Supply Services LLC. The consortium entered into agreements to construct the four LNG carriers at a total cost of $906.2 million (of which Teekay Corporation’s 33% portion was $299.0 million), excluding capitalized interest. The vessels are chartered at fixed rates, with inflation adjustments, commencing upon delivery of the vessels. In March 2011, we agreed to acquire Teekay Corporation’s 33% ownership interest in these vessels and related charter contracts upon delivery of each vessel.

The four Angola LNG Carriers delivered during August 2011 to January 2012 and commenced their 20-year, fixed-rate charters to Angola LNG Supply Services. Concurrently, we acquired Teekay Corporation’s 33% ownership interest in these four vessels and related charter contracts for a total equity purchase price of $76.4 million (net of assumed debt of $258.6 million). This transaction was concluded between entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets (including the fair market value of the interest rate swap associated with debt secured by the fourth vessel) of $46.2 million and $15.9 million was accounted for as an equity distribution to Teekay Corporation in 2011 and 2012, respectively. Our investments in the Angola LNG Carriers are accounted for using the equity method.

h)	In February 2012, we incurred a $7.0 million charge relating to a one-time fee to Teekay Corporation for its support in our successful acquisition of our 52% interest in six LNG carriers (for more information, please read Item 18 – Financial Statements: Note 5 – Equity Method Investments). This acquisition fee is reflected as part of investments in and advances to equity accounted joint ventures in our consolidated balance sheets.

i)	In March 2013, we incurred a $2.7 million charge relating to a fee to Teekay Corporation for its support in our successful acquisition of its 50% interest in Exmar LPG BVBA carriers (for more information, please read Item 18 – Financial Statements: Note 5 – Equity Method Investments). This acquisition fee is reflected as part of investments in and advances to equity accounted joint ventures in our consolidated balance sheets.

j)	We entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide us with shipbuilding and site supervision services relating to the five LNG newbuildings we own. These costs are capitalized and included as part of advances on newbuilding contracts in our consolidated balance sheets. As at December 31, 2013 and 2012, shipbuilding and site supervision costs provided by Teekay Corporation subsidiaries totaled $0.2 million and nil, respectively.

k)	As at December 31, 2013 and 2012, non-interest bearing advances to affiliates totaled $6.6 million and $13.9 million, respectively, and non-interest bearing advances from affiliates totaled $19.3 million and $12.1 million, respectively. These advances are unsecured and have no fixed repayment terms.

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

Minimum Quarterly Distribution

Common unitholders are entitled under our partnership agreement to receive a minimum quarterly distribution of $0.4125 per unit, or $1.6500 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our General Partner. Our General Partner has the authority to determine the amount of our available cash for any quarter. This determination must be made in good faith. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our credit agreements.

Our cash distributions were $0.6300 per unit in 2011, then increased to $0.6750 per unit effective for the second quarter of 2012 and further increased to $0.6918 effective for the first quarter of 2014.

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

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our General Partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions’’ are the percentage interests of the unitholders and our General Partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “ Quarterly Distribution Target Amount,’’ until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our General Partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our General Partner include its 2% general partner interest and assume the General Partner has not transferred the incentive distribution rights.

	Quarterly Distribution Target Amount (per unit)	Marginal Percentage Interest In Distributions
		Unitholders	General Partner
Minimum Quarterly Distribution	$0.4125	98%	2%
First Target Distribution	Up to $0.4625	98%	2%
Second Target Distribution	Above $0.4625 up to $0.5375	85%	15%
Third Target Distribution	Above $0.5375 up to $0.6500	75%	25%
Thereafter	Above $0.6500	50%	50%

B. Significant Changes

Please read Item 18 – Financial Statements: Note 19 – Subsequent Events.

Item 9. The Offer and Listing

Our common units are listed on the NYSE under the symbol “TGP”. The following table sets forth the high and low prices for our common units on the NYSE for each of the periods indicated.

Years Ended	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009
High	$45.42	$42.26	$41.50	$38.25	$26.91
Low	37.73	33.00	28.61	19.75	15.13

Quarters Ended	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013	June 30, 2013	Mar. 31, 2013	Dec. 31, 2012	Sept. 30, 2012	June 30, 2012	Mar. 31, 2012
High	$42.92	$44.96	$45.42	$45.06	$42.60	$38.60	$41.41	$42.26	$40.44
Low	39.03	38.17	41.18	38.32	37.73	34.50	37.00	34.68	33.00

Months Ended	Mar.31, 2014	Feb. 28, 2014	Jan. 31, 2014	Dec. 31, 2013	Nov. 30, 2013	Oct. 31, 2013
High	$41.96	$41.99	$42.92	$42.96	$41.98	$44.96
Low	39.35	39.03	39.30	38.17	39.81	40.22

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

Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

(a)	Agreement dated December 7, 2005, for a U.S. $137,500,000 Revolving Credit Facility between Asian Spirit L.L.C., African Spirit L.L.C., and European Spirit L.L.C., Den Norske Bank ASA and various other banks. This facility bears interest at LIBOR plus a margin of 0.50%. The amount available under the facility reduces by $4.4 million semi-annually, with a bullet reduction of $57.7 million on maturity in April 2015. The credit facility may be used for general partnership purposes and to fund cash distributions. Our obligations under the facility are secured by a first-priority mortgage on three of our Suezmax tankers and a pledge of certain shares of the subsidiaries operating the Suezmax tankers.

(b)	Amended and Restated Omnibus agreement with Teekay Corporation, Teekay Offshore, our General Partner and related parties Please read Item 7 – Major Unitholders and Related Party Transactions for a summary of certain contract terms.

(c)	We and certain of our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide us and our operating subsidiaries with certain non-strategic services such as, crew training, advisory, technical and administrative services that supplement existing capabilities of the employees of our operating subsidiaries. Teekay Corporation subsidiaries also provide business development services and strategic consulting and advisory services. All these services are charged at reasonable fee that includes reimbursement of the reasonable cost of any direct and indirect expenses they incur in providing these services. Please read Item 7 – Major Unitholders and Related Party Transactions for a summary of certain contract terms.

(d)	Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended. This facility was used to make restricted cash deposits that fully fund payments under a capital lease for one of our LNG carriers, the Catalunya Spirit. Interest payments are based on EURIBOR plus a margin. The term loan matures in 2023 with monthly payments that reduce over time.

(e)	Credit Facility Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Chase Manhattan International Limited, as Agent, dated as of December 21, 2001, as amended. This facility was used to make restricted cash deposits that fully fund payments under a capital lease for one of our LNG carriers, the Madrid Spirit. Interest payments are based on EURIBOR plus a margin. The term loan was terminated in 2011.

(f)	Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan. Please read Item 6 – Directors, Senior Management and Employees for a summary of certain plan terms.

(g)	Agreement dated August 23, 2006, for a U.S. $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks. This facility bears interest at LIBOR plus a margin of 0.55%. The amount available under the facility reduces semi-annually by amounts ranging from $4.3 million to $8.4 million, with a bullet reduction of $188.7 million on maturity in August 2018. The revolver is collateralized by first-priority mortgages granted on two of our LNG carriers. The credit facility may be used for general partnership purposes and to fund cash distributions.

(h)	Agreement dated June 30, 2008, for a U.S. $172,500,000 Secured Revolving Loan Facility between Arctic Spirit L.L.C., Polar Spirit L.L.C and DnB Nor Bank A.S.A. and other banks. This facility bears interest at LIBOR plus a margin of 0.80%. The amount available under the facility reduces by $6.1 million semi-annually, with a balloon reduction of $56.6 million on maturity in June 2018. The revolver is collateralized by first-priority mortgages granted on two of our LNG carriers. The credit facility may be used for general partnership purposes and to fund cash distributions.

(i)	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG I, Ltd., BNP Paribas S.A., and other banks and financial institutions. The Buyers Credit bears interest at LIBOR plus a margin of 0.78% and the Commercial Loan bears interest at LIBOR plus a margin of 1.30%. In addition, a commitment fee will be charged at the rate of 0.25% and 0.45% on undrawn and uncancelled amounts of the Buyer Credit and Commercial Loan, respectively. The amount available under the facilities reduces quarterly by amounts ranging from $1.2 million to $2.5 million. The Commercial Loan is due by one installment on maturity in 2023.

(j)	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG II, Ltd., BNP Paribas S.A., and other banks and financial institutions. The Buyers Credit bears interest at LIBOR plus a margin of 0.78% and the Commercial Loan bears interest at LIBOR plus a margin of 1.30%. In addition, a commitment fee will be charged at the rate of 0.25% and 0.45% on undrawn and uncancelled amounts of the Buyer Credit and Commercial Loan, respectively. The amount available under the facilities reduces quarterly by amounts ranging from $1.2 million to $2.5 million. The Commercial Loan is due by one installment on maturity in 2023.

(k)	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG III, Ltd., BNP Paribas S.A., and other banks and financial institutions. The Buyers Credit bears interest at LIBOR plus a margin of 0.78% and the Commercial Loan bears interest at LIBOR plus a margin of 1.30%. In addition, a commitment fee will be charged at the rate of 0.25% and 0.45% on undrawn and uncancelled amounts of the Buyer Credit and Commercial Loan, respectively. The amount available under the facilities reduces quarterly by amounts ranging from $1.2 million to $2.5 million. The Commercial Loan is due by one installment on maturity in 2023.

(l)	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG IV, Ltd., BNP Paribas S.A., and other banks and financial institutions. The Buyers Credit bears interest at LIBOR plus a margin of 0.78% and the Commercial Loan bears interest at LIBOR plus a margin of 1.30%. In addition, a commitment fee will be charged at the rate of 0.25% and 0.45% on undrawn and uncancelled amounts of the Buyer Credit and Commercial Loan, respectively. The amount available under the facilities reduces quarterly by amounts ranging from $1.2 million to $2.5 million. The Commercial Loan is due by one installment on maturity in 2024.

(m)	Agreement dated October 27, 2009, for a U.S. $122,000,000 million credit facility that is secured by the Skaugen LPG Carriers and the Skaugen Multigas Carriers. Interest payments under the facility are based on three months LIBOR plus 2.75% and require quarterly payments. This loan facility is collateralized by first priority mortgages on the five vessels to which the loans relate to, together with certain other related security and is guaranteed by us. The loans have varying maturities through 2018.

(n)	Agreement dated March 17, 2010, for a U.S. $255,528,228 million senior loan and U.S. $80,000,000 million junior loan secured loan agreement between Bermuda Spirit L.L.C., Hamilton Spirit L.L.C, Summit Spirit L.L.C., Zenith Spirit L.L.C., and Credit Agricole CIB Bank. The facility was used to finance up to 80% of the shipyard contract price for the Bermuda Spirit and the Hamilton Spirit. Interest payments on one tranche under the loan facility are based on six month LIBOR plus 0.30%, while interest payments on the second tranche are based on six-month LIBOR plus 0.70%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $20 million bullet payment per vessel due 12 years and six months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.

(o)	Agreement dated September 30, 2011, for a EURO €149,933,766 Credit Facility between Naviera Teekay Gas IV S.L.U., ING Bank N.V. and other banks and financial institutions. This facility bears interest at EURIBOR plus a margin of 2.25%. The amount available under the facility reduces monthly by amounts ranging from $0.4 million to $0.7 million, with a bullet reduction of $104.4 million on maturity in 2018. The loan facility is guaranteed by us.

(p)	Agreement dated February 17, 2012, for a US$553,280,000 loan facility between Malt LNG Holdings ApS, DNB Bank ASA, ABN AMRO Bank N.V., Citigroup Global Markets Limited, Development Bank of Japan Inc., and various lenders. The loan bears interest at LIBOR plus a margin of 2.4% for the twelve months after execution and interest at LIBOR plus a margin of 3.0% for the remainder of the facility period. In addition, a commitment fee will be charged at the rate of 30% of the margin on undrawn and uncancelled amounts. This loan facility matured during 2013 and replaced with the facilities listed from (u) to (w) below.

(q)	Agreement dated February 17, 2012, for a US$510,720,000 loan facility between Malt LNG Holdings ApS, Mizuho Corporate Bank, Ltd., Mizuho Corporate Bank, Ltd., and various lenders. The loan bears interest at LIBOR plus a margin of 0.35% and provides a commitment fee that will be charged at the rate of 0.1% on the undrawn and uncancelled amounts. This loan facility matured during 2013 and replaced with the facilities listed from (u) to (w) below.

(r)	Agreement dated February 28, 2012; Teekay LNG Operating LLC and Marubeni Corporation entered into an agreement to acquire, through the Teekay LNG-Marubeni Joint Venture, 100% ownership of six LNG carriers from Maersk. Please read Item 18 – Financial Statements: Note 5 – Equity Method Investments.

(s)	Agreement dated April 30, 2012, for NOK 700,000,000, Senior Unsecured Bonds due May 2017, among, Teekay LNG Partners L.P. and Norsk Tillitsmann ASA.

(t)	Agreement dated February 12, 2013; Teekay Luxembourg S.a.r.l. entered into a share purchase agreement with Exmar NV and Exmar Marine NV to purchase 50% of the shares in Exmar LPG BVBA.

(u)	Agreement dated June 27, 2013, for US$195,000,000 senior secured notes between Meridian Spirit ApS and Wells Fargo Bank Northwest N.A. The loan bears interest at fixed rate of 4.11%. The facility requires quarterly repayments through 2030.

(v)	Agreement dated June 28, 2013, for a US$160,000,000 loan facility between Malt Singapore Pte. Ltd. and Commonwealth Bank of Australia. The loan bears interest at LIBOR plus a margin of 2.60%. The facility requires quarterly repayments, with a bullet payment on maturity in 2021.

(w)	Agreement dated July 30, 2013, for a US$608,000,000 loan facility between Malt LNG Netherlands Holdings B.V. and DNB Bank ASA, acting as agent and security trustee. The loan bears interest at LIBOR plus a margin of 3.15% for Tranche A and LIBOR plus a margin of 0.5% for Tranche B. The facility requires quarterly repayments, with a bullet payment on maturity in 2017.

(x)	Agreement dated August 30, 2013, for NOK 900,000,000, Senior Unsecured Bonds due September 2018, among, Teekay LNG Partners L.P. and Norsk Tillitsmann ASA.

(y)	Agreement dated December 9, 2013, for a US$125,000,000 secured credit facility between Wilforce L.L.C. and Credit Suisse AG and others. The loan bears interest at LIBOR plus a margin of 3.20%. The facility requires quarterly repayments, with a bullet payment in 2018.

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

United States Tax Consequences. The following discussion of certain material U.S. federal income tax considerations that may be relevant to common unitholders who are individual citizens or residents of the United States is based upon provisions of the U.S. Internal Revenue Code of 1986 (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section “we,” “our” or “us” are references to Teekay LNG Partners, L.P.

This discussion is limited to unitholders who hold their units as capital assets for tax purposes. This discussion does not address all tax considerations that may be important to a particular unitholder in light of the unitholder’s individual circumstances, or to certain categories of unitholders that may be subject to special tax rules, such as:

•	dealers in securities or currencies,

•	traders in securities that have elected the mark-to-market method of accounting for their securities,

•	persons whose functional currency is not the U.S. Dollar,

•	persons holding our units as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction,

•	certain U.S. expatriates,

•	financial institutions,

•	insurance companies,

•	persons subject to the alternative minimum tax,

•	persons that actually or under applicable constructive ownership rules own 10 percent or more of our units; and

•	entities that are tax-exempt for U.S. federal income tax purposes

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common units, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you should consult your own tax advisor about the U.S. federal income tax consequences of owning and disposing of the common units.

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

Section 7704 of the Code provides that publicly traded partnerships generally will be treated as corporations for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships whose “qualifying income” represents 90 percent or more of their gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including liquefied natural gas. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We have received a ruling from the Internal Revenue Service (or IRS) that we requested in connection with our initial public offering that the income we derive from transporting LNG and crude oil pursuant to time charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively.

We estimate that less than 5 percent of our current income is not qualifying income and therefore we believe that we will be treated as a partnership for U.S. federal income tax purposes. However, this estimate could change from time to time for various reasons. Because we have not received an IRS ruling or an opinion of counsel that any (1) income we derive from transporting crude oil, natural gas and products thereof, including LNG, pursuant to bareboat charters or (2) income or gain we recognize from foreign currency transactions, is qualifying income, we are currently treating income from those sources as non-qualifying income. Under some circumstances, such as a significant change in foreign currency rates, the percentage of income or gain from foreign currency transactions in relation to our total gross income could be substantial. We do not expect income or gains from these sources and other income or gains that are not qualifying income to constitute 10 percent or more of our gross income for U.S. federal income tax purposes. However, it is possible that the operation of certain of our vessels pursuant to bareboat charters could, in the future, cause our non-qualifying income to constitute 10 percent or more of our future gross income if such vessels were held in a pass-through structure. In order to preserve our status as a partnership for U.S. federal income tax purposes, we have received a ruling from the IRS that effectively allows us to conduct our bareboat charter operations in a subsidiary corporation.

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

Consequences of Unit Ownership

Flow-through of Taxable Income. Each unitholder is required to include in computing his taxable income his allocable share of our items of income, gain, loss, deduction and credit for our taxable year ending with or within his taxable year, without regard to whether we make corresponding cash distributions to him. Our taxable year ends on December 31. Consequently, we may allocate income to a unitholder as of December 31 of a given year, and the unitholder will be required to report this income on his tax return for his tax year that ends on or includes such date, even if he has not received a cash distribution from us as of that date.

In addition, certain U.S. unitholders who are individuals, estates or trusts are required to pay an additional 3.8 percent tax on, among other things, the income allocated to them. Unitholders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common units.

Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years.

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

Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder more than 50 percent of the value of the stock of which is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess suspended loss above that gain is no longer utilizable.

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

In addition, certain U.S. unitholders who are individuals, estates or trusts are required to pay an additional 3.8 percent tax on, among other things, capital gain from the sale or other disposition of their units. Unitholders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common units.

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

A U.S. person who either contributes more than $100,000 to us (when added to the value of any other property contributed to us by such person or a related person during the previous 12 months), or following a contribution owns, directly, indirectly or by attribution from certain related persons, at least a 10 percent interest in us, is required to file IRS Form 8865 with his U.S. federal income tax return for the year of the contribution to report the contribution and provide certain details about himself and certain related persons, us and any persons that own a 10 percent or greater direct interest in us. We will provide each unitholder with the necessary information about us and those persons who own a 10 percent or greater direct interest in us along with the Schedule K-1 information described previously.

In addition to the foregoing, a U.S. person who directly owns at least a 10 percent interest in us may be required to make additional disclosures on IRS Form 8865 in the event such person acquires, disposes or has his interest in us substantially increased or reduced. Further, a U.S. person who directly, indirectly or by attribution from certain related persons, owns at least a 10 percent interest in us may be required to make additional disclosures on IRS Form 8865 in the event such person, when considered together with any other U.S. persons who own at least a 10 percent interest in us, owns a greater than 50 percent interest in us. For these purposes, an “interest” in us generally is defined to include an interest in our capital or profits or an interest in our deductions or losses.

Significant penalties may apply for failing to satisfy IRS Form 8865 filing requirements and thus unitholders are advised to contact their tax advisors to determine the application of these filing requirements under their own circumstances.

In addition, individual citizens or residents of the United States who hold certain specified foreign financial assets, including units in a foreign partnership not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000, on the last day of a taxable year, or $75,000 at anytime during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult with your tax advisor regarding the potential application of this disclosure requirement.

Accuracy-related Penalties.

An additional tax equal to 20 percent of the amount of any portion of an underpayment of U.S. federal income tax attributable to one or more specified causes, including negligence or disregard of rules or regulations and substantial understatements of income tax, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10 percent of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

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

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy the Substantiation Requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) would be exempt from U.S. federal income taxation provided we could satisfy the Ownership Test. However, we do not believe that we met the Ownership Test in 2013 and we do not expect to meet the Ownership Test in all succeeding years. As a result, in the event we were treated as a corporation, we would not qualify for the Section 883 Exemption and our U.S. Source International Transportation Income would not be exempt from U.S. federal income taxation.

The 4 Percent Gross Basis Tax. If we were to be treated as a corporation and if the Section 883 Exemption described above and the net basis tax described below does not apply, we would be subject to a 4 percent U.S. federal income tax on our U.S. Source International Transportation Income, without benefit of deductions. We estimate that, in this event, we would be subject to less than $500,000 of U.S. federal income tax in 2014 and in each subsequent year (in addition to any U.S. federal income taxes on our subsidiaries, as described below) based on the amount of U.S. Source International Transportation Income we earned for 2013 and our expected U.S. Source International Transportation Income for subsequent years. The amount of such tax for which we would be liable for any year in which we were treated as a corporation for U.S. federal income tax purposes would depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

Net Basis Tax and Branch Profits Tax. We currently do not expect to have a fixed place of business in the United States. Nonetheless, if this were to change or we otherwise were treated as having such a fixed place of business in the United States, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to the fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, if we were classified as a corporation, we do not anticipate that any of our U.S. Source International Transportation Income would be treated as Effectively Connected Income. However, there is no assurance that we would not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income if we were classified as a corporation. Any income that we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35.0 percent), unless the Section 883 Exemption (as discussed above) applied. The 4 percent U.S. federal income tax described above is inapplicable to Effectively Connected Income.

Unless the Section 883 Exemption applied, a 30 percent branch profits tax imposed under Section 884 of the Code also would apply to our earnings that result from Effectively Connected Income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax and to the 30 percent branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not expect to be subject to U.S. federal income tax with respect to the remainder of any gain realized on sale of a vessel because it is expected that any sale of a vessel will be structured so that it is considered to occur outside of the United States and so that it is not attributable to an office or other fixed place of business in the United States.

Consequences of Possible PFIC Classification.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a passive foreign investment company (or PFIC) in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either (i) at least 75 percent of its gross income is “passive” income or (ii) at least 50 percent of the average value of its assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.”

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

If we were to be treated as a PFIC for any taxable year during which a unitholder owns units, a U.S. unitholder generally would be subject to special rules (regardless of whether we continue thereafter to be a PFIC) resulting in increased tax liability with respect to (1) any “excess distribution” (i.e., the portion of any distributions received by a unitholder on our common units in a taxable year in excess of 125 percent of the average annual distributions received by the unitholder in the three preceding taxable years or, if shorter, the unitholder’s holding period for the units) and (2) any gain realized upon the sale or other disposition of units. Under these rules:

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

In addition, for each year during which a U.S. unitholder holds units, we were treated as a PFIC, and the total value of all PFIC stock that such U.S. unitholder directly or indirectly owns exceeds certain thresholds, such unitholder would be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our units.

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

Consequences of Possible Controlled Foreign Corporation Classification. If we were to be treated as a corporation for U.S. federal income tax purposes and if CFC Shareholders (generally, U.S. unitholders who each own, directly, indirectly or constructively, 10 percent or more of the total combined voting power of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50 percent of either the total combined voting power of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation (or a CFC).

CFC Shareholders are treated as receiving current distributions of their respective shares of certain income of the CFC without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC. In addition, a person who is or has been a CFC Shareholder may recognize ordinary income on the disposition of shares of the CFC. Although we do not believe we are or will become a CFC even if we were to be treated as a corporation for U.S. federal income tax purposes, U.S. persons purchasing a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder in the event we become a CFC in the future.

The U.S. federal income tax consequences to U.S. Holders who are not CFC Shareholders would not change in the event we become a CFC in the future.

Taxation of Our Subsidiary Corporations

Our subsidiaries Teekay LNG Holdco L.L.C., DHJS Hull No. 2007-001 L.L.C and DHJS Hull No. 2007-002 L.L.C. have been classified as corporations for U.S. federal income tax purposes and have been subject to U.S. federal income tax based on the rules applicable to foreign corporations described above under “Possible Classification as a Corporation — Taxation of Operating Income,” including, but not limited to, the 4 percent gross basis tax or the net basis tax if the Section 883 Exemption does not apply. We believe that the Section 883 Exemption would apply to our corporate subsidiaries only to the extent that it would apply to us if we were to be treated as a corporation. As such, we believe that the Section 883 Exemption did not apply for 2013 and would not apply in subsequent years and therefore, the 4 percent gross basis tax applied to our subsidiary corporations in 2013 and will apply to our subsidiary corporations in subsequent years. In this regard, we estimate that we will be subject to approximately $100,000 or less of U.S. federal income tax in 2014 and in each subsequent year based on the amount of U.S. Source International Transportation Income these subsidiaries earned for 2013 and their expected U.S. Source International Transportation Income for 2014 and subsequent years. The amount of such tax for which they would be liable for any year will depend upon the amount of income they earn from voyages into or out of the United States in such year, which, however, is not within their complete control.

As non-U.S. entities classified as corporations for U.S. federal income tax purposes, our subsidiary Teekay LNG Holdco L.L.C. could be considered a PFIC. We received a ruling from the IRS that Teekay LNG Holdco L.L.C. will be classified as a CFC rather than a PFIC as long as it is wholly-owned by a U.S. partnership.

DHJS Hull No. 2007-001 L.L.C and DHJS Hull No. 2007-002 L.L.C. are also owned by our U.S. partnership. Effective January 1, 2014, these subsidiaries have elected to be disregarded for U.S. federal income tax purposes. For the period of time during which these subsidiaries were classified as corporations for U.S. federal income tax purposes we intend to take the position that these subsidiaries should also be treated as CFCs rather than PFICs. Moreover, we believe and intend to take the position that these subsidiaries were not PFICs at any time prior to being owned by our U.S. partnership. No assurance can be given, however, that the IRS, or a court of law, will accept this position or would not follow the Tidewater decision in interpreting the PFIC provisions under the Code (as discussed above).

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

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

The table below provides information about our financial instruments at December 31, 2013, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

Expected Maturity Date

	2014	2015	2016	2017	2018	There-after	Total	Fair Value Liability	Rate (1)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Variable-Rate ($U.S.) (2)	55.7	111.3	56.9	57.6	426.2	324.0	1,031.7	(952.5)	1.3%
Variable-Rate (Euro) (3) (4)	16.5	17.7	19.0	20.4	163.1	103.5	340.2	(313.9)	1.8%
Variable-Rate (NOK) (4) (5)	—	—	—	115.3	148.2	—	263.5	(274.2)	6.4%
Fixed-Rate Debt ($U.S.)	24.9	24.9	24.9	24.9	24.9	17.6	142.1	(142.9)	5.3%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.0%	5.3%
Capital Lease Obligations(6)
Variable-Rate ($U.S.)(7)	62.0	4.4	4.6	28.3	26.2	—	125.5	(125.5)	7.0%
Average Interest Rate(8)	8.5%	5.4%	5.4%	4.6%	6.4%	—	7.0%
Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	19.9	20.6	21.2	152.0	51.8	314.8	580.3	(102.3)	5.5%
Average Fixed-Pay Rate (2)	5.6%	5.6%	5.6%	5.3%	5.2%	5.7%	5.5%
Contract Amount (Euro) (4) (10)	16.5	17.7	19.0	20.4	163.0	103.6	340.2	(31.7)	3.1%
Average Fixed-Pay Rate (3)	3.1%	3.1%	3.1%	3.1%	2.6%	3.8%	3.1%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt, which as of December 31, 2013 ranged from 0.30% to 3.20%. Please read Item 18 – Financial Statements: Note 9 – Long-Term Debt.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2013.
(5)	Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK 700 million and NOK 900 million debt have been economically hedged with cross currency swaps, to swap all interest and principal payments into U.S. Dollars, with the respective interest payments fixed at a rate of 6.88% and 6.43%, and the transfer of principal locked in at $125.0 million and $150.0 million upon maturity. Please see below in the foreign currency fluctuation section and read Item 18 – Financial Statements: Note 12 Derivative Instruments.
(6)	Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 18 – Financial Statements: Note 4 – Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at December 31, 2013 totaled $475.6 million, and the lease obligations, which as at December 31, 2013 totaled $472.8 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at December 31, 2013, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat’s capital lease obligations and restricted cash deposits were $404.5 million and $469.0 million, ($66.8) million and $81.1 million, and 4.9% and 4.8%, respectively.
(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate to.
(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR.
(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Spot Market Rate Risk

One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract was 12 years as of December 31, 2013, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to from Teekay Corporation are settled at the end of each year. At December 31, 2013, the fair value of this derivative asset was $6.3 million and the change from reporting period to period has been reported in realized and unrealized loss on derivative instruments.

Foreign Currency Fluctuations

Our functional currency is U.S. Dollars because primarily all of our revenues and most of our operating costs are in U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loans and restricted cash deposits and our NOK-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We have Euro-denominated interest expense and Euro-denominated interest income related to our Euro-denominated loans of 247.6 million Euros ($340.2 million) and Euro-denominated restricted cash deposits of 13.6 million Euros ($18.7 million), respectively, as at December 31, 2013. We also incur NOK-denominated interest expense on our NOK-denominated bonds; however, we entered into cross currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2017 through 2018, and to economically hedge the interest rate exposure. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2017 through 2018. Please read Item 18 – Financial Statements: Note 12 – Derivative Instruments. At December 31, 2013, the fair value of the derivative liabilities was $18.2 million and the change from the date of issuance in May 2012 and September 2013 to the reporting period has been reported in foreign currency exchange (loss) gain. As a result, fluctuations in the Euro and NOK relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income, realized and unrealized loss on derivative instruments and foreign currency exchange (loss) gain.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2013.

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

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management has determined that the internal control over financial reporting was effective as of December 31, 2013.

Our independent auditors, KPMG LLP, a registered independent public accounting firm, has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

During 2013, there were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Board of Directors of our General Partner has determined that director Robert E. Boyd qualified, and Ms. Beverlee F. Park, who replaced Mr. Boyd when he retired from the Board of Directors of our General Partner on March 11, 2014, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

We have adopted Standards of Business Conduct that include a Code of Ethics for all our employees and the employees and directors of our General Partner. This document is available under “About Us — Partnership Governance” from the Home Page of our web site (www.teekaylng.com). We intend to disclose, under “About us — Partnership Governance” in the About Us section of our web site, any waivers to or amendments of our Standards of Business Conduct for the benefit of any directors and executive officers of our General Partner.

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2013 and 2012 was KPMG LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit and audit-related services provided by KPMG LLP for 2013 and 2012.

	2013	2012
Fees (in thousands of U.S. Dollars)	$	$
Audit Fees(1)	837	719
Audit-Related Fees(2)	10	10
Other(3)	50	—

Total	897	729

(1)	Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements, audit services provided in connection with other statutory audits and professional services in connection with the review of our regulatory filings for our equity offerings.
(2)	Audit-related fees relate to other accounting consultations.
(3)	Other fees relate to due diligence on business development activities.

No fees for tax services were provided to the Partnership by the auditor during the term of their appointments in 2013 and 2012.

The Audit Committee of our General Partner’s Board of Directors has the authority to pre-approve permissible audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee pre-approved all engagements and fees paid to our principal accountant in 2013.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements, together with the related reports of KPMG LLP, Independent Registered Public Accounting Firm are filed as part of this Annual Report:

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay LNG Partners L.P. (1)

1.2	First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P., dated May 10, 2005, as amended by Amendment No. 1 dated as of May 31, 2006 and Amendment No. 2 effective as of January 1, 2007. (2)

1.3	Certificate of Formation of Teekay GP L.L.C. (1)

1.4	Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C., dated April 29, 2005, as amended by Amendment No. 1 dated February 25, 2008 and Amendment No.2 dated February 29, 2008 (3)

2.1	Agreement, dated April 30, 2012, for NOK 700,000,000, Senior Unsecured Bonds due May 2017, among, Teekay LNG Partners L.P. and Norsk Tillitsmann ASA.(4)

2.2	Agreement, dated August 30, 2013, for NOK 900,000,000, Senior Unsecured Bonds due September 2018, among, Teekay LNG Partners L.P. and Norsk Tillitsmann ASA.

4.2	Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan (3)

4.3	Amended and Restated Omnibus Agreement with Teekay Corporation, Teekay Offshore, our General Partner and related parties (5)

4.4	Administrative Services Agreement with Teekay Shipping Limited (3)

4.5	Advisory, Technical and Administrative Services Agreement between Teekay Shipping Spain S.L. and Teekay Shipping Limited (3)

4.6	LNG Strategic Consulting and Advisory Services Agreement between Teekay LNG Partners L.P. and Teekay Shipping Limited (3)

4.7	Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended (3)

4.8	Bareboat Charter Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Poseidon Gas AIE dated as of October 2, 2000 (3)

4.9	Credit Facility Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Chase Manhattan International Limited, as Agent, dated as of December 21, 2001, as amended (3)

4.10	Bareboat Charter Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Pagumar AIE dated as of December 30, 2003 (3)

4.11	Agreement, dated December 7, 2005, for a U.S. $137,500,000 Secured Reducing Revolving Loan Facility Agreement between Asian Spirit L.L.C., African Spirit L.L.C., European Spirit L.L.C., DNB Nor Bank ASA and other banks (6)

4.12	Agreement, dated August 23, 2006, for a U.S. $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks (7)

4.13	Purchase Agreement, dated November 2005, for the acquisition of Asian Spirit L.L.C., African Spirit L.L.C. and European Spirit L.L.C. (8)

4.14	Agreement, dated June 30, 2008, for a U.S. $172,500,000 Secured Revolving Loan Facility between Arctic Spirit L.L.C., Polar Spirit L.L.C and DnB Nor Bank A.S.A. (9)

4.15	Credit Facility Agreement between Taizhou L.L.C. and DHJS L.L.C and Calyon, as Agent, dated as of October 27, 2009 (10)

4.16	Credit Facility Agreement between Bermuda Spirit L.L.C., Hamilton Spirit L.L.C., Zenith Spirit L.L.C., Summit Spirit L.L.C. and Credit Argicole CIB, dated March 17, 2010 (11)

4.17	Credit Facility Agreement between Great East Hull No. 1717 L.L.C., Great East Hull No. 1718 L.L.C., H.S.H.I Hull No. S363 L.L.C., H.S.H.I Hull No. S364 L.L.C. and Calyon, dated December 15, 2006 (11)

4.18	Agreement, dated September 30, 2011, for a EURO €149,933,766 Credit Facility between Naviera Teekay Gas IV S.L.U., ING Bank N.V. and other banks and financial institutions (12)

4.19	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG I, Ltd., BNP Paribas S.A., and other banks and financial institutions.(13)

4.20	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG II, Ltd., BNP Paribas S.A., and other banks and financial institutions.(13)

4.21	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG III, Ltd., BNP Paribas S.A., and other banks and financial institutions.(13)

4.22	Deed of Amendment and Restatement dated November 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG IV, Ltd., BNP Paribas S.A., and other banks and financial institutions.(13)

4.23	Agreement dated February 17, 2012, for a US$553,280,000 loan facility between MALT LNG Holdings ApS, DNB Bank ASA, ABN AMRO Bank N.V., Citigroup Global Markets Limited, Development Bank of Japan Inc., and various lenders. (13)

4.24	Agreement dated February 17, 2012, for a US$510,720,000 loan facility between MALT LNG Holdings ApS, Mizuho Corporate Bank, Ltd., Mizuho Corporate Bank, Ltd., and various lenders. (13)

4.25	Share purchase agreement dated February 28, 2012 to purchase Maersk LNG A/S through the Teekay LNG-Marubeni Joint Venture from Maersk. (13)

4.26	Agreement dated January 1, 2012, for business development services between Teekay LNG Operating LLC and Teekay Shipping Limited. (14)

4.27	Agreement dated June 27, 2013, for US$195,000,000 senior secured notes between Meridian Spirit ApS and Wells Fargo Bank Northwest N.A. (15)

4.28	Agreement dated June 28, 2013, for US$160,000,000 loan facility between Malt Singapore Pte. Ltd. and Commonwealth Bank of Australia. (15)

4.29	Agreement dated July 30, 2013, for US$608,000,000 loan facility between Malt LNG Netherlands Holdings B.V. and DNB Bank ASA, acting as agent and security trustee. (15)

4.30	Agreement dated December 9, 2013, for US$125,000,000 loan facility between Wilforce L.L.C. and Credit Suisse AG and others.

4.31	Agreement dated February 12, 2013; Teekay Luxembourg S.a.r.l. entered into a share purchase agreement with Exmar NV and Exmar Marine NV to purchase 50% of the shares in Exmar LPG BVBA.

8.1	List of Subsidiaries of Teekay LNG Partners L.P.

12.1	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Executive Officer

12.2	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Financial Officer

13.1	Teekay LNG Partners L.P. Certification of Peter Evensen, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG LLP, as independent registered public accounting firm, for Teekay LNG Partners L.P.

15.2	Consolidated Financial Statements of Malt LNG Netherlands Holdings B.V.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Previously filed as an exhibit to the Partnership’s Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on November 24, 2004, and hereby incorporated by reference to such Annual Report.
(2)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K filed with the SEC on August 17, 2006, and hereby incorporated by reference to such Report.
(3)	Previously filed as an exhibit to the Partnership’s Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 11, 2005, and hereby incorporated by reference to such Registration Statement.
(4)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K filed with the SEC on September 27, 2012, and hereby incorporated by reference to such Report.
(5)	Previously filed as an exhibit to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 19, 2007 and hereby incorporated by reference to such report.
(6)	Previously filed as an exhibit to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 14, 2006 and hereby incorporated by reference to such report.
(7)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on December 21, 2006 and hereby incorporated by reference to such report.
(8)	Previously filed as an exhibit to the Partnership’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-129413), filed with the SEC on November 3, 2005, and hereby incorporated by reference to such Registration Statement.
(9)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on March 20, 2009 and hereby incorporated by reference to such report.
(10)	Previously filed as an exhibit to the Partnership’s Report on Form 20F (File No. 1-32479), filed with the SEC on April 26, 2010 and hereby incorporated by reference to such report.
(11)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on June 1, 2010 and hereby incorporated by reference to such report.

(12)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on December 1, 2011 and hereby incorporated by reference to such report.
(13)	Previously filed as an exhibit to the Partnership’s Report on Form 20-F (File No. 1-32479), filed with the SEC on April 11, 2011 and hereby incorporated by reference to such report.
(14)	Previously filed as an exhibit to the Partnership’s Report on Form 20-F (File No. 1-32479), filed with the SEC on April 16, 2012 and hereby incorporated by reference to such report.
(15)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on November 27, 2013 and hereby incorporated by reference to such report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its General Partner

Date: April 29, 2014	By:	/s/ Peter Evensen
Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Unitholders of Teekay LNG Partners L.P.

We have audited the accompanying consolidated balance sheets of Teekay LNG Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 29, 2014 expressed an unqualified opinion on the effectiveness of the Partnership’s internal control over financial reporting.

Vancouver, Canada	/s/ KPMG LLP
April 29, 2014	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Unitholders of Teekay LNG Partners L.P.

We have audited Teekay LNG Partners L.P. and subsidiaries’ (“the Partnership”) internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

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

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013 based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Partnership as at December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2013, and our report dated April 29, 2014, expressed an unqualified opinion on those consolidated financial statements.

Vancouver, Canada	/s/ KPMG LLP
April 29, 2014	Chartered Accountants

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands of U.S. Dollars, except unit and per unit data)

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2013	2012	2011
	$	$	$
VOYAGE REVENUES (note 11a)	399,276	392,900	380,469

OPERATING EXPENSES
Voyage expenses	2,857	1,772	1,387
Vessel operating expenses (note 11a)	99,949	94,536	97,179
Depreciation and amortization	97,884	100,474	92,413
General and administrative (notes 11a and 16)	20,444	18,960	15,987
Write down of vessels (note 18)	—	29,367	—
Restructuring charge (note 17)	1,786	—	—

Total operating expenses	222,920	245,109	206,966

Income from vessel operations	176,356	147,791	173,503

OTHER ITEMS
Equity income (note 5)	123,282	78,866	20,584
Interest expense (notes 4 and 9)	(55,703)	(54,211)	(49,880)
Interest income (note 4)	2,972	3,502	6,687
Realized and unrealized loss on derivative instruments (note 12)	(14,000)	(29,620)	(63,030)
Foreign currency exchange (loss) gain (notes 9 and 12)	(15,832)	(8,244)	10,310
Other income (expense)	1,396	1,683	(37)

	42,115	(8,024)	(75,366)

Net income before income tax expense	218,471	139,767	98,137
Income tax expense (note 10)	(5,156)	(625)	(781)

Net income	213,315	139,142	97,356
Other comprehensive income:
Unrealized net gain on qualifying cash flow hedging instrument in equity accounted joint ventures (note 5)	131	—	—

Other comprehensive income	131	—	—

Comprehensive income	213,446	139,142	97,356

Non-controlling interest in net income	12,073	15,437	7,508
General Partner’s interest in net income	25,365	21,303	11,474
Limited partners’ interest in net income	175,877	102,402	78,374
Limited partners’ interest in net income per common unit
• Basic	2.48	1.54	1.33
• Diluted	2.48	1.54	1.33
Weighted-average number of common units outstanding:
• Basic	70,965,496	66,328,496	59,147,422
• Diluted	70,996,869	66,328,496	59,147,422

Cash distributions declared per common unit	2.7000	2.6550	2.5200

Related party transactions (note 11)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at	As at
	December 31,	December 31,
	2013	2012
	$	$
ASSETS
Current
Cash and cash equivalents	139,481	113,577
Restricted cash – current (note 4)	—	34,160
Accounts receivable, including non-trade of $18,084 (2012 – $11,654) (note 12)	19,844	13,408
Prepaid expenses	5,756	5,836
Current portion of derivative assets (note 12)	18,444	17,212
Current portion of net investments in direct financing leases (note 4)	16,441	6,656
Current portion of advances to joint venture partner (note 6a)	14,364	—
Advances to affiliates (notes 11j and 12)	6,634	13,864

Total current assets	220,964	204,713

Restricted cash – long-term (note 4)	497,298	494,429
Vessels and equipment
At cost, less accumulated depreciation of $413,074 (2012 – $351,092)	1,253,763	1,286,957
Vessels under capital leases, at cost, less accumulated depreciation of $152,020 (2012 – $133,228) (note 4)	571,692	624,059
Advances on newbuilding contracts (notes 11i and 13)	97,207	38,624

Total vessels and equipment	1,922,662	1,949,640

Investment in and advances to equity accounted joint ventures (notes 5, 6b and 11)	671,789	409,735
Net investments in direct financing leases (note 4)	683,254	396,730
Advances to joint venture partner (note 6a)	—	14,004
Other assets (note 10)	28,284	25,233
Derivative assets (note 12)	62,867	145,347
Intangible assets – net (note 7)	96,845	109,984
Goodwill – liquefied gas segment (note 7)	35,631	35,631

Total assets	4,219,594	3,785,446

LIABILITIES AND EQUITY
Current
Accounts payable	1,741	2,178
Accrued liabilities (notes 8, 12 and 17)	45,796	38,134
Unearned revenue	15,455	19,417
Current portion of long-term debt (note 9)	97,114	86,489
Current obligations under capital lease (note 4)	31,668	70,272
Current portion of derivative liabilities (note 12)	76,980	48,046
Advances from affiliates (note 11j)	19,270	12,083

Total current liabilities	288,024	276,619

Long-term debt (note 9)	1,680,393	1,326,864
Long-term obligations under capital lease (note 4)	566,661	567,302
Long-term unearned revenue	36,689	38,570
Other long-term liabilities (notes 4 and 5)	73,140	73,568
Derivative liabilities (note 12)	130,903	248,249

Total liabilities	2,775,810	2,531,172

Commitments and contingencies (notes 4, 5, 9, 12 and 13)

Equity
Limited Partners	1,338,133	1,165,634
General Partner	52,526	47,346
Accumulated other comprehensive income	131	—

Partners’ equity	1,390,790	1,212,980
Non-controlling interest	52,994	41,294

Total equity	1,443,784	1,254,274

Total liabilities and total equity	4,219,594	3,785,446

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2013	2012	2011
	$	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	213,315	139,142	97,356
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 12)	(22,568)	(6,900)	277
Depreciation and amortization	97,884	100,474	92,413
Write down of vessels	—	29,367	—
Unrealized foreign currency exchange loss (gain)	16,019	8,923	(10,221)
Equity income, net of dividends received of $13,738 (2012 – $14,700 and 2011 – $15,340)	(109,544)	(64,166)	(5,244)
Amortization of deferred debt issuance costs and other	5,551	(27)	561
Change in operating assets and liabilities (note 14)	10,078	(7,307)	(33,458)
Expenditures for dry docking	(27,203)	(7,493)	(19,638)

Net operating cash flow	183,532	192,013	122,046

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	719,300	500,335	600,862
Scheduled repayments of long-term debt	(86,609)	(84,666)	(290,940)
Prepayments of long-term debt	(270,000)	(324,274)	(383,000)
Debt issuance costs	(3,362)	(2,065)	(2,578)
Scheduled repayments of capital lease obligations	(10,315)	(10,161)	(89,350)
Proceeds from equity offerings, net of offering costs (note 15)	190,520	182,316	341,178
Advances to joint venture partners and equity accounted joint ventures	(16,822)	(3,600)	—
Advances to and from affiliates	—	—	27,048
Decrease (increase) in restricted cash	27,761	(31,217)	76,249
Cash distributions paid	(215,416)	(195,909)	(159,380)
Purchase of Skaugen Multigas Subsidiaries (note 11d)	—	—	(114,466)
Other	(373)	(385)	1,551

Net financing cash flow	334,684	30,374	7,174

INVESTING ACTIVITIES
Purchase of equity accounted investments (notes 5 and 11)	(135,790)	(170,067)	(57,287)
Receipts from direct financing leases	11,641	6,155	6,154
Expenditures for vessels and equipment	(368,163)	(39,894)	(64,685)
Other	—	1,369	(830)

Net investing cash flow	(492,312)	(202,437)	(116,648)

Increase in cash and cash equivalents	25,904	19,950	12,572
Cash and cash equivalents, beginning of the year	113,577	93,627	81,055

Cash and cash equivalents, end of the year	139,481	113,577	93,627

Supplemental cash flow information (note 14)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Partners’ Equity				Non- controlling Interest	Total
	Limited Partners		General Partner	Accumulated Other Comprehensive Income (Note 5)
	Number of
	Common Units	$	$	$	$	$
Balance as at December 31, 2010	55,106	856,421	39,779	—	17,123	913,323

Net income and comprehensive income	—	78,374	11,474	—	7,508	97,356
Cash distributions	—	(146,903)	(12,477)	—	(201)	(159,581)
Equity based compensation	—	93	2	—	—	95
Proceeds from equity offerings (note 15)	9,752	334,056	7,122	—	—	341,178
Acquisition of Skaugen Multigas Subsidiaries (note 11d)	—	(7,852)	(379)	—	—	(8,231)
Acquisition of equity investment in three Angola LNG Carriers (note 11f)	—	(44,123)	(2,120)	—	—	(46,243)
Sale of 1% interest in Skaugen LPG and Multigas subsidiaries to General Partner (note 11e)	—	—	—	—	1,812	1,812

Balance as at December 31, 2011	64,858	1,070,066	43,401	—	26,242	1,139,709

Net income and comprehensive income	—	102,402	21,303	—	15,437	139,142
Cash distributions	—	(175,455)	(20,454)	—	(385)	(196,294)
Re-investment tax credit (note 10)	—	5,200	105	—	—	5,305
Equity based compensation	—	32	2	—	—	34
Proceeds from equity offering (note 15)	4,826	178,532	3,784	—	—	182,316
Acquisition of investment in the fourth Angola LNG Carrier (note 11f)	—	(15,143)	(795)	—	—	(15,938)

Balance as at December 31, 2012	69,684	1,165,634	47,346	—	41,294	1,254,274

Net income	—	175,877	25,365	—	12,073	213,315
Other comprehensive income	—	—	—	131	—	131
Cash distributions	—	(191,280)	(24,136)	—	(373)	(215,789)
Equity based compensation (note 16)	7	1,306	27	—	—	1,333
Proceeds from equity offerings (note 15)	4,505	186,596	3,924	—	—	190,520

Balance as at December 31, 2013	74,196	1,338,133	52,526	131	52,994	1,443,784

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

1.	Basis of Presentation and Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P. (or the Partnership), which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and certain variable interest entities for which Teekay LNG Partners L.P. or its subsidiaries are the primary beneficiaries (see Note 13a). Significant intercompany balances and transactions have been eliminated upon consolidation. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

In order to more closely align the Partnership’s presentation to that of many of its peers, the cost of ship management services of $7.8 million for the year ended December 31, 2013 has been presented as vessel operating expenses in the Partnership’s consolidated statements of income and comprehensive income. Prior to 2013, the Partnership included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified were $8.2 million and $8.1 million for the years ended December 31, 2012 and 2011, respectively. In addition, certain of the other comparative figures have been reclassified to conform to the presentation adopted in the current period.

Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Partnership and its subsidiaries is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income and comprehensive income.

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

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, ship management services, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred.

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

Advances to Joint Venture Partner and Equity Accounted Joint Ventures

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for conventional tankers, 30 years for liquefied petroleum gas (or LPG) carriers and 35 years for liquefied natural gas (or LNG) carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years, 30 years, or 35 years, respectively. Depreciation of vessels and equipment for the years ended December 31, 2013, 2012 and 2011 aggregated $71.4 million, $76.4 million and $73.2 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.

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

Interest costs capitalized to vessels and equipment for the years ended December 31, 2013, 2012 and 2011 aggregated $1.3 million, $24 thousand and $3.1 million, respectively.

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

Dry-docking activity for the three years ended December 31, 2013, 2012 and 2011 is summarized as follows:

	Year Ended December 31,
	2013	2012	2011
	$	$	$
Balance at January 1,	28,821	34,449	24,393
Cost incurred for dry docking	27,203	7,493	19,638
Sale of vessel (note 4)	(2,285)	—	—
Dry-dock amortization	(13,411)	(13,121)	(9,582)

Balance at December 31,	40,328	28,821	34,449

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

Investments in joint ventures

The Partnership’s investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Partnership’s proportionate share of earnings or losses and distributions. The Partnership evaluates its investment in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Partnership’s consolidated statements of income and comprehensive income.

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

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and whether the contract qualifies for hedge accounting. The Partnership does not apply hedge accounting to its derivative instruments, except for certain types of interest rate swaps that it may enter into in the future and for one interest rate swap in its equity accounted joint venture between the Partnership and Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) (see Note 5).

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

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item in the consolidated statements of income and comprehensive income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings in the consolidated statements of income and comprehensive income. If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item (e.g. interest expense) in the consolidated statements of income and comprehensive income. If the hedged items are no longer possible of occurring, amounts recognized in total equity are immediately transferred to the earnings item in the consolidated statements of income and comprehensive income.

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated interest rate swaps, cross currency swaps and the Partnership’s agreement with Teekay Corporation for the Suezmax tanker the Toledo Spirit (see Note 11c) are recorded in realized and unrealized loss on derivative instruments in the Partnership’s consolidated statements of income and comprehensive income.

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

The Partnership recognizes the benefits of uncertain tax positions when it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements. The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense in the Partnership’s consolidated statements of income and comprehensive income.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Guarantees

Guarantees issued by the Partnership, excluding those that are guaranteeing its own performance, are recognized at fair value at the time the guarantees are issued and are presented in the Partnership’s consolidated balance sheets as other long-term liabilities. The liability recognized on issuance is amortized to other income (expense) on the Partnership’s consolidated statements of income and comprehensive income as the Partnership’s risk from the guarantees declines over the term of the guarantee. If it becomes probable that the Partnership will have to perform under a guarantee, the Partnership will recognize an additional liability if the amount of the loss can be reasonably estimated.

Accumulated other comprehensive income

The following table contains the changes in the balance of the Partnership’s only component of accumulated other comprehensive income for the periods presented:

Qualifying Cash
Flow Hedging
Instruments
$
Balance as at December 31, 2011 and 2012	—
Other comprehensive income	131

Balance as at December 31, 2013	131

2.	Financial Instruments

a)	Fair Value Measurements

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

Other derivative – The Partnership’s other derivative agreement is between Teekay Corporation and the Partnership and relates to hire payments under the time-charter contract for the Suezmax tanker Toledo Spirit (see Note 11c). The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of the Partnership’s projection of future spot market tanker rates, which have been derived from current spot market tanker rates and long-term historical average rates. As projections of future spot rates are specific to the Partnership, these are considered Level 3 inputs for the purposes of estimating the fair value.

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

			December 31, 2013		December 31, 2012
			Carrying	Fair	Carrying	Fair
			Amount	Value	Amount	Value
	Fair Value		Asset	Asset	Asset	Asset
	Hierarchy		(Liability)	(Liability)	(Liability)	(Liability)
	Level		$	$	$	$
Recurring:
Cash and cash equivalents and restricted cash	Level 1		636,779	636,779	642,166	642,166
Derivative instruments (note 12)
Interest rate swap agreements – assets	Level 2		81,119	81,119	165,687	165,687
Interest rate swap agreements – liabilities	Level 2		(200,762)	(200,762)	(304,220)	(304,220)
Cross currency swap agreement	Level 2		(18,236)	(18,236)	(2,623)	(2,623)
Other derivative	Level 3		6,344	6,344	1,100	1,100
Other:
Advances to equity accounted joint ventures (note 6b)	(i	)	85,135	(i )	—	—
Advances to joint venture partner (note 6a)	(ii	)	14,364	(ii )	14,004	(ii )
Long-term debt – public (note 9)	Level 1		(263,534)	(274,240)	(125,791)	(129,439)
Long-term debt – non-public (note 9)	Level 2		(1,513,973)	(1,409,252)	(1,287,562)	(1,170,788)

(i)	The advances to equity accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.
(ii)	The Partnership owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), essentially giving the Partnership a 69% interest in the Teekay Tangguh Joint Venture. The advances from the Teekay Tangguh Joint Venture to the joint venture partner together with the joint venture partner’s equity investment in the Teekay Tangguh Joint Venture form the net aggregate carrying value of the joint venture partner’s interest in the Teekay Tangguh Joint Venture in these consolidated financial statements. The fair value of the individual components of such aggregate interest is not determinable; however, these advances have been repaid subsequent to December 31, 2013.

Changes in fair value during the years ended December 31, 2013 and 2012 for the Partnership’s other derivative asset (liability), the Toledo Spirit time-charter derivative, which is described below and is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), are as follows:

	Year Ended December 31,
	2013	2012
	$	$
Fair value at beginning of period	1,100	(600)
Realized and unrealized gains included in earnings	5,221	2,607
Settlements	23	(907)

Fair value at end of period	6,344	1,100

The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. In order to reduce the variability of its revenue under the Toledo Spirit time-charter, the Partnership entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The estimated fair value of this other derivative is based in part upon the Partnership’s projection of future spot market tanker rates, which has been derived from current spot market tanker rates and long-term historical average rates as well as an estimated discount rate. The estimated fair value of this other derivative as of December 31, 2013 is based upon an average daily tanker rate of $21,256 (December 31, 2012 – $25,409) over the remaining duration of the charter contract and a discount rate of 8.4% (December 31, 2012 – 8.8%). In developing and evaluating this estimate, the Partnership considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.

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

			December 31,	December 31,
	Credit Quality		2013	2012
Class of Financing Receivable	Indicator	Grade	$	$
Direct financing leases	Payment activity	Performing	699,695	403,386
Other receivables:
Long-term receivable included in other assets	Payment activity	Performing	8,095	1,704
Advances to equity accounted joint ventures (note 6b)	Other internal metrics	Performing	85,135	—
Advances to joint venture partner (note 6a)	Other internal metrics	Performing	14,364	14,004

			807,289	419,094

3.	Segment Reporting

The Partnership has two reportable segments, its liquefied gas segment and its conventional tanker segment. The Partnership’s liquefied gas segment consists of LNG and LPG/Multigas carriers which generally operate under long-term, fixed-rate charters to international energy companies and Teekay Corporation (see Note 11a). As at December 31, 2013, the Partnership’s liquefied gas segment consisted of 29 LNG carriers (including 16 LNG carriers included in joint ventures that are accounted for under the equity method), and 21 LPG/Multigas carriers (including 16 LPG carriers included in a joint venture that is accounted for under the equity method). The Partnership’s conventional tanker segment consisted of nine Suezmax-class crude oil tankers (excluding the Tenerife Spirit that was sold in December 2013) and one Handymax product tanker which generally operate under long-term, fixed-rate time-charter contracts to international energy and shipping companies. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following table presents voyage revenues and percentage of consolidated voyage revenues for the Partnership’s top five customers during any of the periods presented.

	Year Ended	Year Ended	Year Ended
(U.S. Dollars in millions)	December 31, 2013	December 31, 2012	December 31, 2011
Ras Laffan Liquefied Natural Gas Company Ltd.(i)	$69.7 or 17%	$69.6 or 18%	$68.8 or 18%
Repsol YPF, S.A.(i)	$53.5 or 13%	$50.3 or 13%	$53.9 or 14%
Compania Espanola de Petroleos(ii)	$48.8 or 12%	$47.3 or 12%	$44.4 or 12%
The Tangguh Production Sharing Contractors(i)	$47.3 or 12%	$45.4 or 12%	$43.7 or 12%
Teekay Corporation(i)	Less than 10%	Less than 10%	Less than 10%

(i)	Liquefied gas segment.
(ii)	Conventional tanker segment.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The following tables include results for these segments for the years presented in these financial statements.

	Year Ended December 31, 2013
		Conventional
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$
Voyage revenues	285,694	113,582	399,276
Voyage expenses	407	2,450	2,857
Vessel operating expenses	55,459	44,490	99,949
Depreciation and amortization	71,485	26,399	97,884
General and administrative(i)	13,913	6,531	20,444
Restructuring charge	—	1,786	1,786

Income from vessel operations	144,430	31,926	176,356

Equity income	123,282	—	123,282
Investment in and advances to equity accounted joint ventures	671,789	—	671,789
Total assets at December 31, 2013	3,591,693	456,186	4,047,879
Expenditures for vessels and equipment	469,463	750	470,213
Expenditures for dry docking	21,090	6,113	27,203

	Year Ended December 31, 2012
		Conventional
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$
Voyage revenues	278,511	114,389	392,900
Voyage expenses	66	1,706	1,772
Vessel operating expenses	50,124	44,412	94,536
Depreciation and amortization	69,064	31,410	100,474
General and administrative(i)	13,224	5,736	18,960
Write down of vessels	—	29,367	29,367

Income from vessel operations	146,033	1,758	147,791

Equity income	78,866	—	78,866
Investment in and advances to equity accounted joint ventures	409,735	—	409,735
Total assets at December 31, 2012	3,143,205	495,556	3,638,761
Expenditures for vessels and equipment	39,366	528	39,894
Expenditures for dry docking	6,054	1,439	7,493

	Year Ended December 31, 2011
		Conventional
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$
Voyage revenues	269,408	111,061	380,469
Voyage (recoveries) expenses	(87)	1,474	1,387
Vessel operating expenses	51,640	45,539	97,179
Depreciation and amortization	62,889	29,524	92,413
General and administrative(i)	9,518	6,469	15,987

Income from vessel operations	145,448	28,055	173,503

Equity income	20,584	—	20,584
Expenditures for vessels and equipment	63,686	999	64,685
Expenditures for dry docking	13,831	5,807	19,638

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

A reconciliation of total segment assets presented in the consolidated balance sheets is as follows:

	December 31,	December 31,
	2013	2012
	$	$
Total assets of the liquefied gas segment	3,591,693	3,143,205
Total assets of the conventional tanker segment	456,186	495,556
Unallocated:
Cash and cash equivalents	139,481	113,577
Accounts receivable and prepaid expenses	25,600	19,244
Advances to affiliates	6,634	13,864

Consolidated total assets	4,219,594	3,785,446

4.	Leases and Restricted Cash

Capital Lease Obligations

	December 31,	December 31,
	2013	2012
	$	$
RasGas II LNG Carriers	472,806	472,085
Suezmax Tankers	125,523	165,489

Total	598,329	637,574
Less current portion	31,668	70,272

Total	566,661	567,302

RasGas II LNG Carriers. As at December 31, 2013, the Partnership owned a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat Joint Venture), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Company Limited (II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below and in the table above relating to the RasGas II LNG Carriers capital leases include the Partnership’s joint venture partner’s 30% share.

Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase or decrease the lease payments to maintain its agreed after-tax margin. The Partnership’s carrying amount of the tax indemnification guarantee as at December 31, 2013 and 2012 was $15.0 million and $15.5 million, respectively, and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2041. Although there is no maximum potential amount of future payments, Teekay Nakilat Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation (see Note 13c).

At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at December 31, 2013, the commitments under these capital leases approximated $953.1 million, including imputed interest of $480.3 million, repayable as follows:

Year	Commitment
2014	$24,000
2015	$24,000
2016	$24,000
2017	$24,000
2018	$24,000
Thereafter	$833,128

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

Suezmax Tankers. During 2013 the Partnership was a party to capital leases on five Suezmax tankers. Under these capital leases, the owner has the option to require the Partnership to purchase the five vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts. For two of the five Suezmax tankers, the cancellation options were first exercisable in August 2013 and November 2013, respectively. In July 2013, the Partnership received notification of termination from the owner for these two vessels. The owner reached an agreement to sell both vessels, the Tenerife Spirit and the Algeciras Spirit, to a third party and the Tenerife Spirit was sold on December 10, 2013 and the Algeciras Spirit was sold on February 28, 2014. Upon sale of the vessels, the Partnership was not required to pay the balance of the capital lease obligations, as the vessels under capital leases were returned to the owner and the capital lease obligations were concurrently extinguished.

The amounts in the table below assume the owner will not exercise its options to require the Partnership to purchase any of the three remaining vessels from the owner, but rather it assumes the owner will cancel the charter contracts when the cancellation right is first exercisable (April 2014, October 2017 and July 2018, respectively), which is the 13th year anniversary of each respective contract and sell the vessel to a third party, upon which the lease obligation will be extinguished. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases. However, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership.

As at December 31, 2013, the remaining commitments under these four capital leases, including the purchase obligations, approximated $140.1 million, including imputed interest of $14.6 million, repayable during 2014 through 2018. The current portion of the capital lease obligations consist of the expected payments within the next fiscal year relating to the Huelva Spirit, Teide Spirit and the Toledo Spirit. The lease obligation balance of $30.5 million, including imputed interest of $0.2 million, relating to the Algeciras Spirit is considered long-term as the majority of the capital lease obligation will be settled through the relinquishment of the vessel which is classified as a long-term asset.

Year	Commitment
2014	$66,361
2015	$7,790
2016	$7,672
2017	$30,953
2018	$27,296

The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.

Restricted Cash

Under the terms of the capital leases for the RasGas II LNG Carriers, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 9). As at December 31, 2013 and 2012, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $475.6 million and $475.5 million, respectively. As at December 31, 2013 and 2012, the weighted-average interest rates earned on the deposits were 0.3% and 0.4%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge its floating-rate restricted cash deposits relating to the RasGas II LNG Carriers (see Note 12).

The Partnership maintains restricted cash deposits relating to certain term loans and to amounts received from charterers to be used only for dry-docking expenditures and emergency repairs, which cash totaled $21.7 million and $53.1 million as at December 31, 2013 and 2012, respectively. During the year ended December 31, 2012, the Partnership deposited $30.0 million in a restricted cash account as security for the debt within MALT LNG Holdings ApS, a joint venture between the Partnership and Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) in order to acquire six LNG carriers (or the MALT LNG Carriers) from Denmark-based A.P. Moller-Maersk A/S (see Note 5). During the year ended December 31, 2013, the Teekay LNG-Marubeni Joint Venture completed the refinancing of its short-term loan facilities by entering into separate long-term debt facilities. As a result of the completed refinancing, the Partnership is no longer required to have $30 million in a restricted cash account as security for the Teekay LNG-Marubeni Joint Venture.

Operating Lease Obligations

Teekay Tangguh Joint Venture

The Partnership owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), essentially giving the Partnership a 69% interest in the Teekay Tangguh Joint Venture. As at December 31, 2013, the Teekay Tangguh Joint Venture was a party to operating leases whereby it is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company (or Head Leases). The Teekay Tangguh Joint Venture is then leasing back the LNG carriers from the same third party company (or Subleases). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

the Teekay Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lease payments are increased or decreased under the Sublease to maintain the agreed after-tax margin. The Teekay Tangguh Joint Venture’s carrying amount of this tax indemnification as at December 31, 2013 and 2012 was $8.9 million and $9.4 million, respectively, and is included as part of other long-term liabilities in the consolidated balance sheets of the Partnership. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2033. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Joint Venture will be required to pay termination sums to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20 year terms and are classified as operating leases. The Head Lease and the Sublease for the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

As at December 31, 2013, the total estimated future minimum rental payments to be received and paid under the lease contracts are as follows:

Year	Head Lease Receipts(i)	Sublease Payments(i)(ii)
2014	$28,828	$24,779
2015	$22,188	$24,779
2016	$21,242	$24,779
2017	$21,242	$24,779
2018	$21,242	$24,779
Thereafter	$217,821	$254,105

Total	$332,563	$378,000

(i)	The Head Leases are fixed-rate operating leases while the Subleases have a small variable-rate component. As at December 31, 2013, the Partnership had received $177.8 million of aggregate Head Lease receipts and had paid $115.4 million of aggregate Sublease payments. The portion of the Head Lease receipts that haven’t been recognized into earnings are deferred and amortized on a straight line basis over the lease terms and as at December 31, 2013, $43.0 million of Head Lease receipts had been deferred and included in other long-term liabilities in the Partnership’s consolidated balance sheets.
(ii)	The amount of payments under the Subleases are updated annually to reflect any changes in the lease payments due to changes in tax law.

Net Investments in Direct Financing Leases

The Tangguh LNG Carriers commenced their time-charters with The Tangguh Production Sharing Contractors in January and May 2009, respectively. Both time-charters are accounted for as direct financing leases with 20-year terms. In September and November 2013, the Partnership acquired two 155,900-cubic meter LNG carriers (or Awilco LNG Carriers) from Norway-based Awilco LNG ASA (or Awilco) and chartered them back to Awilco on a five- and four-year fixed-rate bareboat charter contract (plus a one year extension option), respectively, with Awilco holding fixed-price purchase obligations at the end of the charter. The bareboat charters with Awilco are accounted for as direct financing leases. The purchase price of each vessel was $205.0 million less a $51.0 million upfront prepayment of charter hire by Awilco (inclusive of a $1.0 million upfront fee), which is in addition to the daily bareboat charter rate. The following table lists the components of the net investments in direct financing leases:

	December 31,	December 31,
	2013	2012
	$	$
Total minimum lease payments to be received	988,888	623,739
Estimated unguaranteed residual value of leased properties	194,965	194,965
Initial direct costs	490	523
Less unearned revenue	(484,648)	(415,841)

Total	699,695	403,386
Less current portion	16,441	6,656

Total	683,254	396,730

As at December 31, 2013, estimated minimum lease payments to be received by the Partnership under the Tangguh LNG Carrier leases in each of the next five succeeding fiscal years were approximately $39.1 million per year for 2014 through 2018. Both leases are scheduled to end in 2029. In addition, estimated minimum lease payments in the next five years to be received by the Partnership under the Awilco LNG Carrier leases are approximately $32.8 million (2014), $35.8 million (2015), $36.0 million (2016), $165.0 million (2017) and $134.6 million (2018).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Operating Leases

As at December 31, 2013, the minimum scheduled future revenues in the next five years to be received by the Partnership for the lease and non-lease elements under charters that were accounted for as operating leases are approximately $324.3 million (2014), $316.3 million (2015), $334.8 million (2016), $352.5 million (2017) and $312.4 million (2018). Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2013, revenue from unexercised option periods of contracts that existed on December 31, 2013, or variable or contingent revenues. Therefore, the minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.

5.	Equity Method Investments

Exmar LPG BVBA

In February 2013, the Partnership entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and included 19 owned LPG carriers (including eight newbuilding carriers scheduled for delivery between 2014 and 2016 and taking into effect the sale of the Donau LPG carrier in April 2013) and five chartered-in LPG carriers. For its 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, the Partnership invested $133.1 million in exchange for equity and a shareholder loan and assumed approximately $108 million of its pro rata share of existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. The Partnership also paid a $2.7 million acquisition fee to Teekay Corporation that was recorded as part of the investment in Exmar LPG BVBA (see Note 11h). The excess of the book value of net assets acquired over Teekay LNG’s investment in the Exmar LPG BVBA, which amounted to approximately $6.0 million, has been accounted for as an adjustment to the value of the vessels, charter agreements and lease obligations of Exmar LPG BVBA and recognition of goodwill, in accordance with the finalized purchase price allocation. Control of Exmar LPG BVBA is shared equally between Exmar and the Partnership. The Partnership accounts for its investment in Exmar LPG BVBA using the equity method. In July and October 2013, Exmar LPG BVBA exercised its options with Hanjin Heavy Industries and Construction Co., Ltd. to construct four additional LPG carrier newbuildings scheduled for delivery in 2017 and 2018.

Teekay LNG-Marubeni Joint Venture

In February 2012, the Teekay LNG-Marubeni Joint Venture acquired a 100% interest in six LNG carriers (or the MALT LNG Carriers) from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. The Partnership and Marubeni Corporation (or Marubeni) have 52% and 48% economic interests, respectively, but share control of the Teekay LNG-Marubeni Joint Venture. Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Marubeni and the Partnership, the Partnership accounts for its investment in the Teekay LNG-Marubeni Joint Venture using the equity method. The Teekay LNG-Marubeni Joint Venture financed this acquisition with $1.06 billion from short-term secured loan facilities and $266 million from equity contributions from the Partnership and Marubeni Corporation. The Partnership agreed to guarantee its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and, as a result, deposited $30 million in a restricted cash account as security for the debt within the Teekay LNG-Marubeni Joint Venture and recorded a guarantee liability of $1.4 million. The carrying value of the guarantee liability as at December 31, 2013 was nil (December 31, 2012 – $0.6 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The Partnership has a 52% economic interest in the Teekay LNG-Marubeni Joint Venture and, consequently, its share of the $266 million equity contribution was $138.2 million. The Partnership also contributed an additional $5.8 million for its share of legal and financing costs and recorded the $7.0 million acquisition fee paid to Teekay Corporation as part of the investment (see Note 11g). The Partnership financed the equity contributions by borrowing under its existing credit facilities. The excess of the Partnership’s investment in the Teekay LNG-Marubeni Joint Venture over the book value of net assets acquired, which amounted to approximately $303 million, has been accounted for as an increase to the carrying value of the vessels and out-of-the-money charters of the Teekay LNG-Marubeni Joint Venture, in accordance with the purchase price allocation. From June to July 2013, the Teekay LNG-Marubeni Joint Venture completed the refinancing of its short-term loan facilities by entering into separate long-term debt facilities totaling approximately $963 million. These debt facilities mature between 2017 and 2030. As a result of the completed refinancing, the Partnership is no longer required to have $30 million in a restricted cash account as security for the Teekay LNG-Marubeni Joint Venture. The Partnership has agreed to guarantee its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and, as a result, recorded a guarantee liability of $0.7 million. The carrying value of the guarantee liability as at December 31, 2013 was $0.6 million and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

In July 2013, the Teekay LNG-Marubeni Joint Venture entered into an eight-year interest rate swap with a notional amount of $160.0 million, amortizing quarterly over the term of the interest rate swap to $70.4 million at maturity. The interest rate swap exchanges the receipt of LIBOR-based interest for the payment of a fixed rate of interest of 2.20% in the first two years and 2.36% in the last six years. This interest rate swap has been designated as a qualifying cash flow hedging instrument for accounting purposes. The Teekay LNG-Marubeni Joint Venture uses the same accounting policy for qualifying cash flow hedging instruments as the Partnership uses.

Angola Joint Ventures

The Partnership has a 33% ownership interest in four 160,400-cubic meter LNG carriers (or the Angola LNG Carriers or Angola Joint Ventures). The Angola LNG Carriers are chartered at fixed rates, subject to inflation adjustments, to Angola LNG Supply Services LLC for a period of 20 years from the date of delivery from the shipyard, with two five year options for the charterer to extend the charter contract and are classified as direct financing leases. The charterer has the option to terminate the charter upon 120 days-notice and payment of an early termination fee, which would equal approximately 50% of the fully built-up cost of the applicable vessel. Three of the four Angola LNG Carriers delivered in 2011 and the remaining Angola LNG Carrier delivered in January 2012 (see Note 11f).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Excalibur and Excelsior Joint Ventures

The Partnership has a 50% interest in a joint venture with Exmar (or the Excalibur and Excelsior Joint Ventures) which owns two LNG carriers that are chartered out under long term contracts.

RasGas 3 Joint Venture

The Partnership has a 40% interest in the Teekay Nakilat (III) Corporation (or RasGas 3 Joint Venture), which owns four LNG carriers that are chartered out under long-term contracts that are classified as direct financing leases.

These joint ventures are accounted for using the equity method. The RasGas 3 Joint Venture, the Excelsior Joint Venture and the Angola Joint Ventures are considered VIEs; however, the Partnership is not the primary beneficiary and consolidation is not required. The Partnership’s maximum exposure to loss as a result of its investment in the RasGas 3 Joint Venture, the Excelsior Joint Venture and the Angola LNG Carriers is the amount it has invested in these joint ventures, which were $125.7 million, $61.6 million and $54.2 million, respectively, as at December 31, 2013. In addition, the Partnership also guarantees its portion of the Excelsior Joint Venture’s debt of $34.7 million and the Angola Joint Ventures’ debt and swaps of $257.7 million and guarantee for charter termination of $0.9 million.

The following table presents aggregated summarized financial information assuming a 100% ownership interest in the Partnership’s equity method investments and excluding the impact from purchase price adjustments arising from the acquisition of Exmar LPG BVBA and the Excalibur and Excelsior Joint Ventures. The results included were for the Excalibur and Excelsior Joint Ventures, the RasGas 3 Joint Venture, the Exmar LPG BVBA from February 2013, the Teekay LNG-Marubeni Joint Venture from February 2012 and the Angola Joint Ventures from the time the vessels were delivered from August, September, October 2011 and January 2012, respectively.

	As at December 31,
	2013	2012
	$	$
Cash and restricted cash	234,677	155,943
Other assets – current	85,866	57,868
Vessels and equipment	2,117,901	1,653,273
Net investments in direct financing leases – non-current	1,907,458	1,938,011
Other assets – non-current	207,454	180,898
Current portion of long-term debt	442,038	1,075,853
Other liabilities – current	139,301	122,702
Long-term debt	2,491,253	1,603,118
Other liabilities – non-current	357,036	446,733

	Years ended December 31,
	2013	2012	2011
	$	$	$
Voyage revenues	625,445	412,974	167,094
Income from vessel operations	334,380	278,067	124,553
Realized and unrealized gain (loss) on derivative instruments	16,334	(39,428)	(41,622)
Net income	276,174	180,059	51,492

6.	Advances to Joint Venture Partner and Equity Accounted Joint Ventures

a) The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture and, as of December 31, 2013 and December 31, 2012, the Teekay Tangguh Joint Venture had non-interest bearing advances of $10.2 million to the Partnership’s joint venture partner, BLT LNG Tangguh Corporation, and advances of $4.2 million, which included $0.4 million of unpaid interest, to its parent company, P.T. Berlian Laju Tanker. The advances to P.T. Berlian Laju Tanker are due on demand and bear interest at a fixed-rate of 8.0%. These advances by the Teekay Tangguh Joint Venture were made between 2010 and 2012 as advances on dividends. On February 1, 2014, the Teekay Tangguh Joint Venture declared dividends of $69.5 million of which $14.4 million was used to offset the total advances to BLT LNG Tangguh Corporation and P.T. Berlian Laju Tanker.

b) The Partnership has a 50% interest in Exmar LPG BVBA and a 50% interest in a joint venture with Exmar (or the Excalibur Joint Venture), which owns an LNG carrier, the Excalibur. As of December 31, 2013, the Partnership had advances of $81.7 million due from Exmar LPG BVBA, of which $67.9 million was assumed through the acquisition of Exmar LPG BVBA, and $3.0 million is due from the Excalibur Joint Venture. These advances bear interest at LIBOR plus margins ranging from 0.50% to 2.0% and have no fixed repayment terms. As at December 31, 2013, the interest accrued on these advances was $0.4 million.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

7.	Intangible Assets and Goodwill

As at December 31, 2013 and 2012, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 18.1 years and 15.9 years, respectively. The carrying amount of intangible assets for the Partnership’s reportable segments is as follows:

	December 31, 2013			December 31, 2012
		Conventional			Conventional
	Liquefied Gas	Tanker		Liquefied Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
Gross carrying amount	179,813	6,797	186,610	179,813	12,623	192,436
Accumulated amortization	(83,311)	(6,454)	(89,765)	(74,456)	(7,996)	(82,452)

Net carrying amount	96,502	343	96,845	105,357	4,627	109,984

Amortization expense of intangible assets were $13.1 million, $11.0 million and $9.6 million for the years ended December 31, 2013, 2012 and 2011, respectively. Amortization of intangible assets in the next five years are approximately $9.2 million (2014), $8.9 million (2015), $8.9 million (2016), $8.9 million (2017) and $8.9 million (2018). In addition, as a result of the sale of the Tenerife Spirit (see Note 4), the Partnership’s intangible asset relating to this vessel was also disposed in 2013.

The carrying amount of goodwill as at each of December 31, 2013 and 2012 for the Partnership’s liquefied gas segment was $35.6 million. In 2013 and 2012, the Partnership conducted its annual goodwill impairment review of its liquefied gas segment and concluded that no impairment had occurred.

8.	Accrued Liabilities

	December 31,	December 31,
	2013	2012
	$	$
Interest including interest rate swaps	26,923	25,722
Voyage and vessel expenses	9,836	7,395
Payroll and benefits	6,411	4,003
Other general expenses	2,288	364
Income tax payable and other	338	650

Total	45,796	38,134

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

9.	Long-Term Debt

	December 31,	December 31,
	2013	2012
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	235,000	80,000
U.S. Dollar-denominated Term Loan due through 2018	103,207	112,264
U.S. Dollar-denominated Term Loan due through 2018	125,000	—
U.S. Dollar-denominated Term Loan due through 2019	296,935	321,851
U.S. Dollar-denominated Term Loan due through 2021	297,956	309,984
U.S. Dollar-denominated Term Loan due through 2021	102,372	108,799
U.S. Dollar-denominated Unsecured Demand Loan	13,282	13,282
Norwegian Kroner-denominated Bond due in 2017	115,296	125,791
Norwegian Kroner-denominated Bond due in 2018	148,238	—
Euro-denominated Term Loans due through 2023	340,221	341,382

Total	1,777,507	1,413,353
Less current portion	97,114	86,489

Total	1,680,393	1,326,864

As at December 31, 2013, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $427.7 million, of which $192.7 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $34.5 million (2014), $84.1 million (2015), $27.3 million (2016), $28.2 million (2017) and $253.6 million (2018). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

At December 31, 2013, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $103.2 million. Interest payments on this loan are based on LIBOR plus 2.75% and require quarterly interest and principal payments and a bullet repayment of $50.7 million due at maturity in 2018. This loan facility is collateralized by first-priority mortgages on the five vessels to which the loan relates, together with certain other related security and is guaranteed by the Partnership.

At December 31, 2013, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $125.0 million. Interest payments on this loan are based on LIBOR plus 3.20% and require quarterly interest and principal payments and a bullet repayment of $83.3 million due at maturity in 2018. This loan facility is collateralized by a first-priority mortgage on one vessel to which the loan relates, together with certain other related security and is guaranteed by the Partnership.

The Partnership owns a 70% interest in Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), a consolidated entity of the Partnership. The Teekay Nakilat Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2013, totaled $296.9 million, of which $128.7 million bears interest at a fixed-rate of 5.39% and requires quarterly interest and principal payments over the remaining term of the loan maturing in 2018 and 2019. The remaining $168.2 million bears interest based on LIBOR plus 0.68%, which requires quarterly interest payments over the remaining term of the loan and will require bullet repayments of approximately $56.0 million for each of three vessels due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the three vessels, together with certain other related security and certain guarantees from the Partnership.

The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture, a consolidated entity of the Partnership. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2013, totaled $298.0 million. Interest payments on the loan are based on LIBOR plus margins. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.63%. One tranche reduces in quarterly payments while the other tranche correspondingly is drawn up with a final $95.0 million bullet payment for each of two vessels due in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.

At December 31, 2013, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $102.4 million. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.70%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $20.0 million bullet payment for each of two vessels due at maturity in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.

The Teekay Nakilat Joint Venture has a U.S. Dollar-denominated demand loan outstanding owing to Qatar Gas Transport Company Ltd. (Nakilat), which, as at December 31, 2013, totaled $13.3 million. Interest payments on this loan are based on a fixed interest rate of 4.84%. The loan is repayable on demand, however Nakilat will not demand repayment in 2014.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The Partnership has Norwegian Kroner (or NOK) 700 million of senior unsecured bonds that mature in May 2017 in the Norwegian bond market. As at December 31, 2013, the carrying amount of the bonds was $115.3 million and are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.25%. The Partnership has a cross currency swap to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.88% (see Note 12) and the transfer of principal fixed at $125.0 million upon maturity in exchange for NOK 700 million.

On September 3, 2013, the Partnership issued NOK 900 million of senior unsecured bonds that mature in September 2018 in the Norwegian bond market. As at December 31, 2013, the carrying amount of the bonds was $148.2 million and are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 4.35%. The Partnership entered into a cross currency swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.43% (see Note 12) and the transfer of principal fixed at $150.0 million upon maturity in exchange for NOK 900 million.

The Partnership has two Euro-denominated term loans outstanding, which as at December 31, 2013, totaled 247.6 million Euros ($340.2 million). Interest payments are based on EURIBOR plus margins, which ranged from 0.60% to 2.25% as of December 31, 2013, and the loans require monthly interest and principal payments. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at December 31, 2013 and December 31, 2012 was 2.48% and 2.29%, respectively. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 12). At December 31, 2013, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 3.20%.

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Partnership’s cross currency swap, the Partnership incurred foreign exchange (losses) gains of ($15.8) million, ($8.2) million and $10.3 million, of which these amounts were primarily unrealized, for the years ended December 31, 2013, 2012 and 2011, respectively.

The aggregate annual long-term debt principal repayments required subsequent to December 31, 2013 are $97.1 million (2014), $153.9 million (2015), $100.8 million (2016), $218.2 million (2017), $762.4 million (2018) and $445.1 million (thereafter).

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintains certain ratios of vessel values as it relates to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum level of leverage, and (d) one of the Partnership’s subsidiaries maintains restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities. One of the Partnership’s term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at December 31, 2013, the Partnership, and Teekay Corporation and their affiliates were in compliance with all covenants relating to the Partnership’s credit facilities and term loans.

10.	Income Tax

The components of the provision for income taxes were as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Current	1,482	1,652	2,297
Deferred	3,674	(1,027)	(1,516)

Income tax expense	5,156	625	781

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

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Net income before income tax expenses	218,471	139,767	98,137
Net income not subject to taxes	72,899	(148,118)	(205,363)

Net income (loss) subject to taxes	291,370	(8,351)	(107,226)

At applicable statutory tax rates
Amount computed using the standard rate of corporate tax	16,476	731	(30,548)
Adjustments to valuation allowance and uncertain tax position	(12,830)	(3,352)	25,361
Permanent and currency differences	(1,576)	(2,069)	(2,540)
Change in tax rate	3,086	5,315	8,508

Tax expense charge related to the current year	5,156	625	781

The significant components of the Partnership’s deferred tax assets (liabilities) included in other assets were as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2013	2012
	$	$
Derivative instruments	21,757	50,669
Taxation loss carryforwards and disallowed finance costs	52,804	40,762
Vessels and equipment	3,190	3,150
Capitalized interest	(2,342)	(2,784)

	75,409	91,797
Valuation allowance	(73,054)	(85,884)

Net deferred tax assets	2,355	5,913

The Partnership had tax losses in the United Kingdom (or UK) of $15.5 million as at December 31, 2013 that are available indefinitely for offset against future taxable income in the UK. The Partnership had tax losses and disallowed finance costs in Spain of 142.0 million Euros (approximately $195.1 million) and 15.1 million Euros (approximately $20.8 million), respectively, at December 31, 2013 that are available to be carried forward for 18 years for offset against future taxable income in Spain. The Partnership also had tax losses in Luxembourg of 107.6 million Euros (approximately $147.8 million) as at December 31, 2013 that are available indefinitely for offset against taxable future income in Luxembourg.

As of December 31, 2007, the Partnership had unrecognized tax benefits of 3.4 million Euros (approximately $5.4 million) relating to a re-investment tax credit related to a 2005 annual tax filing. During the third quarter of 2008, the Partnership received the refund on the re-investment tax credit and met the more-likely-than-not recognition threshold. As a result, the Partnership reflected this refund as a credit to equity as the original vessel sale transaction was a related party transaction reflected in equity. In 2009, the relevant tax authorities subsequently challenged the eligibility of the re-investment tax credit and, as a result, the Partnership believed the more-likely-than-not threshold was no longer met and recognized a liability of 3.4 million Euros (approximately $4.7 million) and reversed the benefit of the refund against equity as of December 31, 2009. In 2012, the relevant tax authorities accepted the Partnership’s claim on its re-investment tax credit and thus the Partnership no longer has any tax liability related to the reinvestment tax credit as of December 31, 2013 and 2012 and the credit is reflected in the Partnership’s equity for 2012.

The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. During the years ended December 31, 2013, 2012 and 2011, the Partnership incurred nil, nil and $0.3 million, respectively, of accrued interest and penalties relating to income taxes. The tax years 2007 through 2013 currently remain open to examination by the major tax jurisdictions to which the Partnership is subject.

11.	Related Party Transactions

a) Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit, are employed on long-term charter contracts with subsidiaries of Teekay Corporation. In addition, the Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership and its subsidiaries with administrative, commercial, crew training, advisory, business development, technical and strategic consulting services. Finally, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Year Ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Revenues(i)	34,573	37,630	35,068
Vessel operating expenses(ii)	10,847	10,319	10,452
General and administrative(ii)(iii)	11,959	11,939	7,757

(i)	Commencing in 2008, the Arctic Spirit and Polar Spirit were time-chartered to Teekay Corporation at a fixed-rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).
(ii)	Includes ship management and crew training services provided by Teekay Corporation. The cost of ship management services provided by Teekay Corporation of $7.2 million for the year ended December 31, 2013 has been presented as vessel operating expenses (see Note 1). The amounts reclassified from general and administrative to vessel operating expenses in the comparative periods to conform to the presentation adopted in the current period were $7.8 million and $7.7 million for the years ended December 31, 2012 and 2011, respectively.
(iii)	Includes commercial, strategic, advisory, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on the Partnership’s behalf.

b) In connection with the Partnership’s initial public offering in May 2005, the Partnership entered into an omnibus agreement with Teekay Corporation, the General Partner and other related parties governing, among other things, when the Partnership and Teekay Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers. In December 2006, the omnibus agreement was amended in connection with the initial public offering of Teekay Offshore Partners L.P. (or Teekay Offshore). As amended, the agreement governs, among other things, when the Partnership, Teekay Corporation and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake units and floating production, storage and offloading units.

c) The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to Teekay Corporation are settled at the end of each year (see Notes 2 and 12).

d) In July 2008, subsidiaries of Teekay Corporation (or the Skaugen Multigas Subsidiaries) signed contracts to purchase from I.M. Skaugen ASA (or Skaugen) two multigas carriers (or the Skaugen Multigas Carriers), which are two technically advanced 12,000-cubic meter newbuilding ships capable of carrying LNG, LPG or ethylene. The Partnership agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery of the vessels.

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

e) During September and October 2011, the Partnership sold 1% of its ownership interest in its Skaugen Multigas Subsidiaries and the Skaugen LPG Carriers at that time to the General Partner for approximately $1.8 million.

f) In December 2007, a consortium in which Teekay Corporation had a 33% ownership interest agreed to charter the four Angola LNG Carriers for a period of 20 years to Angola LNG Supply Services LLC. The consortium entered into agreements to construct the four LNG carriers at a total cost of $906.2 million (of which Teekay Corporation’s 33% portion was $299.0 million), excluding capitalized interest. The vessels are chartered at fixed rates, with inflation adjustments, which began upon delivery of the vessels. In March 2011, the Partnership agreed to acquire Teekay Corporation’s 33% ownership interest in these vessels and related charter contracts upon delivery of each vessel.

Three of the four Angola LNG Carriers delivered during August to October 2011 and commenced their 20-year, fixed-rate charters to Angola LNG Supply Services LLC to collect and transport gas from offshore production facilities to an onshore LNG processing plant in northwest Angola. Concurrently, the Partnership acquired Teekay Corporation’s 33% ownership interest in these three vessels and related charter contracts for a total equity purchase price of $57.3 million (net of assumed debt of $193.8 million). This transaction was concluded between entities under common control and thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets of $46.2 million was accounted for as an equity distribution to Teekay Corporation in 2011.

In January 2012, the last of four Angola LNG Carriers delivered and commenced its 20-year, fixed-rate charter to Angola LNG Supply Services LLC. Concurrently, the Partnership acquired Teekay Corporation’s 33% ownership interest in this vessel and related charter contract for a total equity purchase price of $19.1 million (net of assumed debt of $64.8 million). The excess of the purchase price over the book value of the assets (including the fair market value of the interest rate swap associated with debt secured by the vessel) underlying the 33% ownership interest in the fourth vessel of $15.9 million was accounted for as an equity distribution to Teekay Corporation. The Partnership’s investments in the Angola LNG Carriers are accounted for using the equity method.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

g) In February 2012, the Partnership incurred a $7.0 million charge relating to a one-time fee to Teekay Corporation for its support in the Partnership’s successful acquisition of its 52% interest in six LNG carriers (see Note 5). This acquisition fee is reflected as part of investments in and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

h) In March 2013, the Partnership incurred a $2.7 million charge relating to a fee to Teekay Corporation for its support in the Partnership’s successful acquisition of its 50% interest in Exmar LPG BVBA (see Note 5). This acquisition fee is reflected as part of investments in and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

i) The Partnership entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with shipbuilding and site supervision services relating to the five LNG newbuildings the Partnership owns. These costs are capitalized and included as part of advances on newbuilding contracts in the Partnership’s consolidated balance sheets. As at December 31, 2013 and 2012, shipbuilding and site supervision costs provided by Teekay Corporation subsidiaries totaled $0.2 million and nil, respectively.

j) As at December 31, 2013 and 2012, non-interest bearing advances to affiliates totaled $6.6 million and $13.9 million, respectively, and non-interest bearing advances from affiliates totaled $19.3 million and $12.1 million, respectively. These advances are unsecured and have no fixed repayment terms.

12.	Derivative Instruments

The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated derivative instruments described within this note as hedges for accounting purposes.

Foreign Exchange Risk

In May 2012 and September 2013, concurrently with the issuance of NOK 700 million and NOK 900 million, respectively, of senior unsecured bonds (see Note 9), the Partnership entered into cross currency swaps and pursuant to these swaps the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2017 and 2018, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at December 31, 2013.

					Fair Value /
					Carrying	Weighted-
Principal	Principal	Floating Rate Receivable			Amount of	Average
Amount	Amount	Reference		Fixed Rate	(Liability)	Remaining
NOK	$	Rate	Margin	Payable	$	Term (Years)
700,000	125,000	NIBOR	5.25%	6.88%	(13,246)	3.3
900,000	150,000	NIBOR	4.35%	6.43%	(4,990)	4.7

					(18,236)

Interest Rate Risk

The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt and floating-rate restricted cash deposits. As at December 31, 2013, the Partnership was committed to the following interest rate swap agreements:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Principal	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%) (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(ii)	LIBOR	404,464	(66,829)	23.1	4.9
U.S. Dollar-denominated interest rate swaps(ii)	LIBOR	196,574	(40,463)	5.2	6.2
U.S. Dollar-denominated interest rate swaps	LIBOR	90,000	(13,581)	4.7	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(14,624)	3.0	5.3
U.S. Dollar-denominated interest rate swaps(iii)	LIBOR	193,750	(33,614)	15.0	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(ii)	LIBOR	469,011	81,119	23.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(iv)	EURIBOR	340,221	(31,651)	7.0	3.1

			(119,643)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at December 31, 2013, ranged from 0.30% to 3.20%.
(ii)	Principal amount reduces quarterly.
(iii)	Principal amount reduces semi-annually.
(iv)	Principal amount reduces monthly to 70.1 million Euros ($96.3 million) by the maturity dates of the swap agreements.

As at December 31, 2013, the Partnership had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreement. Each of these master agreements provide for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at December 31, 2013, these interest rate swaps and cross currency swaps had an aggregate fair value asset amount of $81.1 million and an aggregate fair value liability amount of $165.6 million

Credit Risk

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

Other Derivatives

In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative asset at December 31, 2013 was $6.3 million (December 31, 2012 – $1.1 million).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

	Accounts
	receivable/	Current			Current
	Advances	portion of			portion of
	to	derivative	Derivative	Accrued	derivative	Derivative
	affiliates	assets	assets	liabilities	liabilities	liabilities
As at December 31, 2013
Interest rate swap agreements	4,608	17,044	59,467	(10,960)	(75,615)	(114,187)
Cross currency swap agreement	—	—	—	(155)	(1,365)	(16,716)
Toledo Spirit time-charter derivative	1,544	1,400	3,400	—	—	—

	6,152	18,444	62,867	(11,115)	(76,980)	(130,903)

As at December 31, 2012
Interest rate swap agreements	4,513	16,927	144,247	(10,887)	(48,046)	(245,287)
Cross currency swap agreement	54	285	—	—	—	(2,962)
Toledo Spirit time-charter derivative	—	—	1,100	—	—	—

	4,567	17,212	145,347	(10,887)	(48,046)	(248,249)

Realized and unrealized gains (losses) relating to interest rate swap agreements and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized loss on derivative instruments in the Partnership’s consolidated statements of income and comprehensive income. The effect of the gain (loss) on these derivatives on the Partnership’s consolidated statements of income and comprehensive income is as follows:

	Year Ended December 31,
	2013			2012			2011
	Realized	Unrealized		Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(38,089)	18,868	(19,221)	(37,427)	5,200	(32,227)	(62,660)	(9,677)	(72,337)
Toledo Spirit time-charter derivative	1,521	3,700	5,221	907	1,700	2,607	(93)	9,400	9,307

	(36,568)	22,568	(14,000)	(36,520)	6,900	(29,620)	(62,753)	(277)	(63,030)

Unrealized and realized (losses) gains relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange (loss) gain in the Partnership’s consolidated statements of income and comprehensive income. For the year ended December 31, 2013 and 2012, unrealized losses of ($15.4) million and ($2.7) million, respectively, and realized (losses) gains of ($0.3) million and $0.3 million, respectively, were recognized in earnings.

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

b) In December 2012, July and November 2013, the Partnership signed contracts with DSME for the construction of five 173,400-cubic meter LNG carriers at a total cost of approximately $1,050 million. These newbuilding vessels will be equipped with the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than other engines currently being utilized in LNG shipping. The two vessels ordered in December 2012 are scheduled for delivery in 2016 and upon delivery of the vessels; the vessels will be chartered to Cheniere Marketing L.L.C. at fixed rates for a period of five years. The Partnership intends to secure charter contracts for the remaining three vessels prior to their delivery in 2017. As at December 31, 2013, costs incurred under these newbuilding contracts totaled $97.2 million and the estimated remaining costs to be incurred are $89.7 million (2014), $137.7 million (2015), $296.9 million (2016) and $428.5 million (2017).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

c) As described in Note 4, the Teekay Nakilat Joint Venture is the lessee under 30-year capital lease arrangements with a third party for the three RasGas II LNG Carriers (or the RasGas II Leases). The UK taxing authority (or HMRC) has been urging the lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that the Teekay Nakilat Joint Venture contemplate the termination of the RasGas II Leases or entertain other alternatives for the leasing structure. The Teekay Nakilat Joint Venture has declined the request from HMRC to voluntarily terminate the Ras Gas II Leases as it does not believe that HMRC will be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision from the First Tribunal, regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer as well as a 2013 decision from the Upper Tribunal that upheld the 2012 verdict. HMRC has been granted leave to further appeal the 2013 decision to the Court of Appeal. If the HMRC is able to successfully challenge the RasGas II Leases, the Teekay Nakilat Joint Venture could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. The Partnership estimates its 70% share of the potential exposure to be approximately $34 million, exclusive of potential financing costs and interest rate swap termination costs.

In addition, the lessor for the three RasGas II LNG Carriers has communicated to the joint venture that the credit rating of the bank (or LC Bank) that is providing the letter of credit to Teekay Nakilat Joint Venture’s lease has been downgraded. As a result, in January 2014, the lessor notified Teekay Nakilat Joint Venture of an increase in the lease payments over the remaining term of the RasGas II Leases of approximately $12.3 million on a net present value basis effective April 2014. The Partnership’s 70% share of the present value of the lease payment increase is approximately $8.6 million. The Teekay Nakilat Joint Venture is looking at alternatives to mitigate the impact of the downgrade to the LC Bank’s credit rating to avoid a prolonged increase to lease payments.

14.	Supplemental Cash Flow Information

a)	The changes in operating assets and liabilities for years ended December 31, 2013, 2012 and 2011 are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Accounts receivable	(6,436)	513	5,441
Prepaid expenses	80	(920)	995
Accounts payable	(437)	(1,124)	(1,053)
Accrued liabilities	7,662	(8,606)	8,068
Unearned revenue and long-term unearned revenue	(6,956)	7,996	(5,809)
Restricted cash	4,258	(1,464)	(2,747)
Advances to and from affiliates and joint venture partners	14,417	(7,259)	(42,551)
Other operating assets and liabilities	(2,510)	3,557	4,198

Total	10,078	(7,307)	(33,458)

b) Cash interest paid (including realized losses on interest rate swaps) on long-term debt, advances from affiliates and capital lease obligations, net of amounts capitalized, during the years ended December 31, 2013, 2012 and 2011 totaled $133.7 million, $131.1 million, and $154.3 million (including a termination fee of $22.6 million), respectively.

c) During the years ended December 31, 2013, 2012 and 2011 cash paid for corporate income taxes was $5.6 million, $1.5 million and $1.5 million, respectively.

d) During 2013 the Partnership acquired two LNG carriers from Awilco for a purchase price of $205.0 million per vessel. The upfront prepayment of charter hire of $51.0 million (inclusive of a $1.0 million upfront fee) per vessel was used to offset the purchase price and was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

e) As described in Note 4, the sale of the Tenerife Spirit resulted in the vessel under capital lease being returned to the owner and the capital lease obligation concurrently extinguished. Therefore, the sale of the vessel under capital lease of $29.7 million and the concurrent extinguishment of the corresponding capital lease obligation of $29.7 million was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

15.	Total Capital and Net Income Per Unit

The following table summarizes the issuances of common units over the three years ending December 31, 2013:

						Teekay
	Number of					Corporation’s
	Common			Gross	Net	Ownership
	Units	Offering		Proceeds(i)	Proceeds	After the
Date	Issued	Price		$	$	Offering(ii)	Use of Proceeds
April 2011	4,251,800	$38.88		168,684	161,655	43.62%	Prepayment of revolving credit facilities
November 2011	5,500,000	$33.40		187,449	179,523	40.09%	Prepayment of revolving credit facilities
September 2012	4,825,863	$38.43		189,243	182,316	37.45%	Prepayment of revolving credit facilities
Continuous offering program during 2013	124,071	(iii	)	5,383	4,926	(iii )	General partnership purposes
July 2013	931,098	$42.96		40,816	40,776	36.92%	Funding of LNG carrier newbuilding
							Prepayment of revolving credit facilities,
							funding of an LNG carrier acquisition and
October 2013	3,450,000	$42.62		150,040	144,818	35.30%	for general partnership purposes

(i)	Including General Partner’s 2% proportionate capital contribution.
(ii)	Including Teekay Corporation’s indirect 2% general partner interest.
(iii)	In May 2013, the Partnership implemented a continuous offering program (or COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million.

Limited Total Rights

Significant rights of the Partnership’s limited partners include the following:

•	Right to receive distribution of available cash within approximately 45 days after the end of each quarter.

•	No limited partner shall have any management power over the Partnership’s business and affairs; the General Partner shall conduct, direct and manage Partnership’s activities.

•	The General Partner may be removed if such removal is approved by unitholders holding at least 66-2/3% of the outstanding units voting as a single class, including units held by our General Partner and its affiliates.

Incentive Distribution Rights

The General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels shown below:

Quarterly Distribution Target Amount (per unit)	Unitholders	General Partner
Minimum quarterly distribution of $0.4125	98%	2%
Up to $0.4625	98%	2%
Above $0.4625 up to $0.5375	85%	15%
Above $0.5375 up to $0.6500	75%	25%
Above $0.6500	50%	50%

During 2013, cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation.

In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the unitholders and the General Partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.

Net Income Per Unit

Net income per unit is determined by dividing net income, after deducting the amount of net income attributable to the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The General Partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation (losses) gains.

Pursuant to the Partnership agreement, allocations to partners are made on a quarterly basis.

16.	Unit-Based Compensation

In March 2013, 7,362 common units, with an aggregate value of $0.3 million, were granted to the non-management directors of our general partner as part of their annual compensation for 2013. These common units were fully vested upon grant. During 2012 and 2011, the Partnership awarded 1,263 and 1,267 common units, respectively, as compensation to each of the four non-employee directors. The awards were fully vested in March 2012 and May 2011, respectively. The compensation to the non-employee directors is included in general and administrative expenses on the consolidated statements of income and comprehensive income.

The Partnership grants restricted unit awards as incentive-based compensation under the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Partnership‘s unit-based compensation awards are reflected in general and administrative in the Partnership’s consolidated statements of income and comprehensive income.

During March 2013, the Partnership granted 36,878 restricted units with a grant date fair value of $1.5 million to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries, based on the Partnership’s closing unit price on the grant date. Each restricted unit is equal in value to one unit of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and in this case the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards is paid to each recipient in the form of units. During the year ended December 31, 2013, the Partnership recorded an expense of $1.0 million, (2012 and 2011 – nil) related to the restricted units.

17.	Restructuring Charge

Compania Espanole de Petroles, S.A. (or CEPSA), the charterer (who is also the owner) of the Partnership’s conventional vessels under capital lease, the Tenerife Spirit and Algeciras Spirit, reached an agreement to sell the vessels to a third-party on November 2013 and January 2014, respectively. On redelivery of the vessels, the charter contract with the Partnership was terminated. The Tenerife Spirit and Algeciras Spirit delivered to their new owners in December 2013 and February 2014, respectively. As a result of these sales, the Partnership has recorded a restructuring charge of $1.8 million for the year ended December 31, 2013 relating to seafarer severance payments, which is included in accrued liabilities on the consolidated balance sheets.

18.	Write Down of Vessels

The Partnership’s consolidated statement of income and comprehensive income for the year ended December 31, 2012 includes a $29.4 million write-down on three of the Partnership’s conventional Suezmax tankers, the Tenerife Spirit, Algeciras Spirit and Huelva Spirit. The carrying values of these three vessels were written down due to the expected termination of their time-charter contracts in August and November 2013, and April 2014, respectively, along with the expected termination of their associated capital lease obligation. The estimated fair value was based on a discounted cash flow approach and such estimates of cash flow were based on the existing time-charter contracts, lease obligations and operating costs.