Form 20-F
period 2014-12-31
Teekay LNG Partners L.P.
filed 2015-04-23
CIK 1308106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Edith Robinson

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

78,353,354 Common Units

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

PART I

This annual report of Teekay LNG Partners L.P. on Form 20-F for the year ended December 31, 2014 (or Annual Report) should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

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

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	our ability to make cash distributions on our units or any increases in quarterly distributions;

•	our future financial condition and results of operations and our future revenues and expenses;

•	growth prospects of the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping and oil tanker markets;

•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets;

•	our ability to conduct and operate our business and the business of our subsidiaries in a manner than minimizes taxes imposed upon us and our subsidiaries;

•	the expected lifespan of our vessels;

•	our expectation regarding our vessels’ ability to perform to specifications and maintain their hire rates;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter;

•

expected purchases and deliveries of newbuilding vessels and commencement of service of newbuildings under charter contracts and our ability to obtain charter contracts on our unfixed newbuildings, including with respect to the nine LNG newbuildings ordered from Daewoo Shipbuilding & Marine Engineering Co. (or DSME), four LNG newbuildings ordered within our joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW LNG Investments Pte. Ltd. (or the BG Joint Venture), six LNG newbuildings relating to our joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture), and eight LPG newbuildings within Exmar LPG BVBA;

•

the expected technical and operational capabilities of newbuildings, including the benefits of the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines in certain LNG carrier newbuildings;

•	our expectation that we will not record a gain or loss on future sales of vessels under capital lease;

•	the expected source of funds for short-term and long-term liquidity needs;

•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities, to refinance our existing facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated capital expenditures and our ability to fund them;

•	our ability to maintain long-term relationships with major LNG and LPG importers and exporters and major crude oil companies;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time-charters with our LNG and LPG customers;

•	our expectation of not earning revenues from voyage charters in the foreseeable future;

•	the recent economic downturn and financial crisis in the global market and potential negative effects on our customers’ ability to charter our vessels and pay for our services;

•	obtaining LNG and LPG projects that we or Teekay Corporation bid on;

•

the expected timing, amount and method of financing for the purchase of two of our leased Suezmax tankers, the nine LNG carrier newbuildings ordered from DMSE, the six LNG carrier newbuildings for the Yamal LNG Joint Venture, the four LNG carrier newbuildings for the BG Joint Venture, and eight LPG carrier newbuildings ordered within Exmar LPG BVBA;

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

•

our expectations regarding whether the UK taxing authority can successfully challenge the tax benefits available under certain of our former and current leasing arrangements, and the potential financial exposure to us if such a challenge is successful;

•	our and Teekay Corporation’s ability to maintain good relationships with the labor unions who work with us;

•	anticipated taxation of our partnership and its subsidiaries; and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to those factors discussed in “Item 3 – Key Information: Risk Factors,” and other factors detailed from time to time in other reports we file with or furnish to the U.S. Securities and Exchange Commission (or the SEC).

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

Selected Financial Data

Set forth below is selected consolidated financial and other data of Teekay LNG Partners and its subsidiaries for the fiscal years 2010 through 2014, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, (a) “Item 5 – Operating and Financial Review and Prospects,” included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the consolidated financial statements for the years ended December 31, 2014, 2013 and 2012.

From time to time we purchase vessels from Teekay Corporation. In 2010, we acquired three conventional tankers from Teekay Corporation. This transaction was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for this transaction in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under the common control of Teekay Corporation and the acquired vessels had begun operations. As a result, our consolidated statements of income for the year ended December 31, 2010 reflect the results of operations of these three vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation, which was between May 2009 and September 2009. Please refer to “Item 5 – Operating and Financial Review and Prospects: Results of Operations – Items You Should Consider When Evaluating Our Results of Operations.”

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

(in thousands of U.S. Dollars, except per unit and fleet data)	Year Ended December 31, 2010 $	Year Ended December 31, 2011 $	Year Ended December 31, 2012 $	Year Ended December 31, 2013 $	Year Ended December 31, 2014 $
Income Statement Data:
Voyage revenues	374,502	380,469	392,900	399,276	402,928
Total operating expenses(1)(2)	(195,542)	(206,966)	(245,109)	(222,920)	(219,105)

Income from vessel operations	178,960	173,503	147,791	176,356	183,823

Equity income(3)	8,043	20,584	78,866	123,282	115,478
Interest expense	(49,019)	(49,880)	(54,211)	(55,703)	(60,414)
Interest income	7,190	6,687	3,502	2,972	3,052
Realized and unrealized loss on derivative
instruments(4)	(78,720)	(63,030)	(29,620)	(14,000)	(44,682)
Foreign currency exchange gain (loss)(5)	27,545	10,310	(8,244)	(15,832)	28,401
Other income (expense)	615	(37)	1,683	1,396	836
Income tax expense	(1,670)	(781)	(625)	(5,156)	(7,567)

Net income	92,944	97,356	139,142	213,315	218,927

Non-controlling and other interest in net income	14,216	18,982	36,740	37,438	44,676
Limited partners’ interest in net income	78,728	78,374	102,402	175,877	174,251
Limited partners’ interest in net income per:
Common unit (basic and diluted)	1.46	1.33	1.54	2.48	2.30
Cash distributions declared per unit	2.3700	2.5200	2.6550	2.7000	2.7672
Balance Sheet Data (at end of period):
Cash and cash equivalents	81,055	93,627	113,577	139,481	159,639
Restricted cash(6)	572,138	495,634	528,589	497,298	45,997
Vessels and equipment(7)	2,019,576	2,021,125	1,949,640	1,922,662	1,989,230
Investment in and advances to equity accounted
joint ventures	172,898	191,448	409,735	671,789	891,478
Net investments in direct financing leases(8)	415,695	409,541	403,386	699,695	682,495
Total assets (6)	3,547,395	3,588,734	3,785,446	4,219,594	3,964,418
Total debt and capital lease obligations (6)	2,137,249	1,962,278	2,050,927	2,375,836	1,987,674
Partners’ equity	896,200	1,113,467	1,212,980	1,390,790	1,537,752
Total equity	913,323	1,139,709	1,254,274	1,443,784	1,547,371
Common units outstanding	55,106,100	64,857,900	69,683,763	74,196,294	78,353,354
Other Financial Data:
Net voyage revenues(9)	372,460	379,082	391,128	396,419	399,607
EBITDA(10)	226,284	233,743	290,950	369,086	377,983
Adjusted EBITDA(10)	297,508	320,929	413,033	461,018	468,954
Capital expenditures:
Expenditures for vessels and equipment	26,652	64,685	39,894	470,213	194,255
Liquefied Gas Fleet Data:
Consolidated:
Calendar-ship-days (11)	5,051	5,126	5,856	5,981	6,619
Average age of our fleet (in years at end of period)	5.3	5.8	6.6	6.7	7.9
Vessels at end of period(13)	13	16	16	18	19
Equity Accounted:(12)
Calendar-ship-days(11)	1,576	2,469	5,481	11,059	11,338
Average age of our fleet (in years at end of period)	3.5	3.0	3.4	9.4	8.0
Vessels at end of period (13)	6	9	16	32	31
Conventional Fleet Data:
Calendar-ship-days(11)	4,015	4,015	4,026	3,994	3,202
Average age of our fleet (in years at end of period)	6.1	6.9	7.9	8.5	8.5
Vessels at end of period	11	11	11	10	8

(1)

Total operating expenses include voyage expenses, which are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Total operating expenses include vessel operating expenses, which include crewing, ship management services, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)

Equity income includes unrealized gains (losses) on derivative instruments, and any ineffectiveness of derivative instruments designated as hedges for accounting purposes of ($6.5) million, ($5.8) million, $5.5 million, $25.9 million and $1.6 million for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, respectively.

(4)

We entered into interest rate swaps to mitigate our interest rate risk from our floating-rate debt, leases and restricted cash. We also have entered into an agreement with Teekay Corporation relating to the Toledo Spirit time-charter contract under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us as a result of spot rates being in excess of the fixed rate. We have not applied hedge accounting treatment to these derivative instruments except for one interest rate swap in one of our equity accounted joint ventures, and as a result, changes in the fair value of our derivatives are recognized immediately into income and are presented as realized and unrealized loss on derivative instruments in the consolidated statements of income. Please see “Item 18 – Financial Statements: Note 12 – Derivative Instruments.”

(5)

Substantially all of these foreign currency exchange gains and losses were unrealized. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, unearned revenue, advances from affiliates, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. Starting in May 2012, foreign exchange gains and losses included realized and unrealized gains and losses on our cross-currency swaps. Our primary sources for the foreign currency exchange gains and losses are our Euro-denominated term loans and Norwegian Kroner-denominated (or NOK) bonds. Euro-denominated term loans totaled 278.9 million Euros ($373.3 million) at December 31, 2010, 269.2 million Euros ($348.9 million) at December 31, 2011, 258.8 million Euros ($341.4 million) at December 31, 2012, 247.6 million Euros ($340.2 million) at December 31, 2013 and 235.6 million Euros ($285.0 million) at December 31, 2014. Our NOK-denominated bonds totaled 700.0 million NOK ($125.8 million) at December 31, 2012, 1.6 billion NOK ($263.5 million) at December 31, 2013 and 1.6 billion NOK ($214.7 million) at December 31, 2014.

(6)

On December 22, 2014, we terminated the leasing of three LNG carriers and acquired them as discussed in “Item 18 – Financial Statements: Note 4 – Leases and Restricted Cash.” Prior to the acquisition of these three LNG carriers, we operated these LNG carriers under lease arrangements whereby we borrowed under term loans and deposited the proceeds into restricted cash accounts. Concurrently, we entered into capital leases for the vessels, and the vessels were recorded as assets on our consolidated balance sheets. The restricted cash deposits, plus the interest earned on the deposits, would fund the remaining amounts we owed under the capital lease arrangements. Therefore, the payments under these capital leases were fully funded through our restricted cash deposits, and the continuing obligation was the repayment of the term loans. However, under GAAP we recorded both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets. This accounting treatment had the effect of increasing our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations.

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

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
(in thousands of U.S. Dollars)	2010	2011	2012	2013	2014
Voyage revenues	374,502	380,469	392,900	399,276	402,928
Voyage expenses	(2,042)	(1,387)	(1,772)	(2,857)	(3,321)

Net voyage revenues	372,460	379,082	391,128	396,419	399,607

(10)	EBITDA and Adjusted EBITDA are used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below:

•

Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, amortization of in-process revenue contracts and realized and unrealized loss on derivative instruments relating to interest rate swaps and cross-currency swaps, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as financial and operating measures benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our common units.

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

(in thousands of U.S. Dollars)	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014
Reconciliation of “EBITDA” and “Adjusted EBITDA” to “Net income”:
Net income	92,944	97,356	139,142	213,315	218,927
Depreciation and amortization	89,841	92,413	100,474	97,884	94,127
Interest expense, net of interest income	41,829	43,193	50,709	52,731	57,362
Income tax expense	1,670	781	625	5,156	7,567

EBITDA	226,284	233,743	290,950	369,086	377,983

Restructuring charge	175	—	—	1,786	1,989
Write down of vessels	—	—	29,367	—	—
Foreign currency exchange (gain) loss	(27,545)	(10,310)	8,244	15,832	(28,401)
Gain on sale of vessel	(4,340)	—	—	—	—
Amortization of in-process revenue contracts included in
voyage revenues	(494)	(494)	(649)	(1,113)	(1,113)
Unrealized loss (gain) on derivative instruments	34,306	277	(6,900)	(22,568)	2,096
Realized loss on interest rate swaps	42,495	62,660	37,427	38,089	41,725
Adjustments to Equity-Accounted EBITDA(14)	26,627	35,053	54,594	59,906	74,675

Adjusted EBITDA	297,508	320,929	413,033	461,018	468,954

Reconciliation of “Adjusted EBITDA” to “Net operating cash flow”:
Net operating cash flow	174,970	122,046	192,013	183,532	191,097
Expenditures for dry docking	12,727	19,638	7,493	27,203	13,471
Interest expense, net of interest income	41,829	43,193	50,709	52,731	57,362
Income tax expense	1,670	781	625	5,156	7,567
Change in operating assets and liabilities	(6,657)	33,458	7,307	(10,078)	(18,822)
Equity income from joint ventures	8,043	20,584	78,866	123,282	115,478
Restructuring charge	175	—	—	1,786	1,989
Realized loss on interest rate swaps	42,495	62,660	37,427	38,089	41,725
Dividends received from equity accounted joint ventures	—	(15,340)	(14,700)	(13,738)	(11,005)
Adjustments to Equity-Accounted EBITDA(14)	26,627	35,053	54,594	59,906	74,675
Other, net	(4,371)	(1,144)	(1,301)	(6,851)	(4,583)

Adjusted EBITDA	297,508	320,929	413,033	461,018	468,954

(11)

Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels were in our possession during that period (including three vessels deemed to be in our possession for accounting purposes as a result of the impact of the Dropdown Predecessor prior to our actual acquisition of such vessels).

(12)

Equity accounted vessels include (i) six LNG carriers (or the MALT LNG Carriers) relating to our joint venture with Marubeni Corporation from 2012 (or the Teekay LNG-Marubeni Joint Venture), (ii) four LNG carriers (or the RasGas 3 LNG Carriers) relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation from 2008, (iii) four LNG carriers relating to the Angola Project (or the Angola LNG Carriers) in our joint venture with Mitsui & Co. Ltd. and NYK Energy Transport (Atlantic) Ltd. from 2011 and (iv) two LNG carriers (or the Exmar LNG Carriers) from 2010 relating our LNG joint venture with Exmar NV and (v) 15 and 16 LPG carriers (or the Exmar LPG Carriers) from 2014 and 2013, respectively, relating to our LPG joint venture with Exmar NV. The figures in the selected financial data for our equity accounted vessels are at 100% and not based on our ownership percentage.

(13)

For 2014, the number of vessels indicated do not include eight LNG newbuilding carriers in our consolidated liquefied gas fleet and 19 LNG and LPG newbuilding carriers in our equity accounted liquefied gas fleet.

(14)	The following table details the adjustments to equity income:

(in thousands of U.S. Dollars)	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014
Reconciliation of “Adjusted Equity-Accounted EBITDA” to “Equity Income”:
Equity Income	8,043	20,584	78,866	123,282	115,478

Depreciation and amortization	833	5,501	25,589	45,664	45,885
Interest expense, net of interest income	11,431	14,368	26,622	35,110	36,916
Income tax expense (recovery)	325	(315)	87	163	(155)
Amortization of in-process revenue contracts	(31)	(341)	(11,083)	(14,173)	(8,295)
Foreign currency exchange loss (gain)	—	133	(18)	149	(441)
Gain on sales of vessels	—	—	—	—	(16,923)
Unrealized loss (gain) on derivative instruments	6,453	5,830	(5,549)	(26,432)	(1,563)
Realized loss on interest rate swaps	7,616	9,877	18,946	19,425	19,251

Adjustments to Equity-Accounted EBITDA	26,627	35,053	54,594	59,906	74,675

Adjusted Equity-Accounted EBITDA	34,670	55,637	133,460	183,188	190,153

RISK FACTORS

Some of the following risks relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our common units. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results and ability to pay distributions on, and the trading price of, our common units.

We may not have sufficient cash from operations to enable us to pay the current level of quarterly distributions on our common units following the establishment of cash reserves and payment of fees and expenses.

The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

•	the rates we obtain from our charters;

•	the expiration of charter contracts;

•	the charterers options to terminate charter contracts or repurchase vessels;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the continued availability of LNG and LPG production, liquefaction and regasification facilities;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry docking of our vessels;

•	delays in the delivery of newbuildings and the beginning of payments under charters relating to those vessels;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business; and

•	limitation of obtaining cash distributions from joint venture entities due to similar restrictions within the joint venture entities.

The actual amount of cash we will have available for distribution also will depend on factors such as:

•	the level of capital expenditures we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including to pay distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future capital expenditures and other matters, established by Teekay GP L.L.C., our general partner (or our General Partner) in its discretion.

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

We make substantial capital expenditures to increase the size of our fleet. Please read “Item 5 – Operating and Financial Review and Prospects,” for additional information about these acquisitions. We currently have 19 LNG carrier newbuildings scheduled for delivery between 2016 and 2020, with options to order up to four additional vessels, and eight LPG carrier newbuildings scheduled for delivery between 2015 and 2018. We may also be obligated to purchase two of our leased Suezmax tankers upon the charterer’s option, which may occur at various times from 2016 through to 2018 and which have an aggregate purchase price of approximately $73.7 million at December 31, 2014.

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

As at December 31, 2014, our consolidated debt, capital lease obligations and advances from affiliates totaled $2.0 billion and we had the capacity to borrow an additional $135.6 million under our credit facilities. These facilities may be used by us for general partnership purposes. If we are awarded contracts for new LNG or LPG projects, our consolidated debt and capital lease obligations will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

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

Some of our financing arrangements require us to maintain a minimum level of tangible net worth, to maintain certain ratios of vessel values as it relates to the relevant outstanding principal balance, a minimum level of aggregate liquidity, a maximum level of leverage and require two of our subsidiaries to maintain restricted cash deposits. Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. We might not have or be able to obtain sufficient funds to make these accelerated payments. In addition, our obligations under our existing credit facilities are secured by certain of our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

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

We have derived, and believe that we will continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. Please read “Item 18 – Financial Statements: Note 3 Segment Reporting.”

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

If we lose a key LNG time-charter, we may be unable to redeploy the related vessel on terms as favorable to us due to the long-term nature of most LNG time-charters and the lack of an established LNG spot market. If we are unable to redeploy a LNG carrier, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. In addition, if a customer exercises its right to purchase a vessel, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time-charter.

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

A continuation of the recent significant declines in natural gas and oil prices may adversely affect our growth prospects and results of operations.

Global natural gas and crude oil prices have significantly declined since mid-2014. A continuation of lower natural gas or oil prices or a further decline in natural gas or oil prices may adversely affect our business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

•

a reduction in exploration for or development of new natural gas reserves or projects, or the delay or cancelation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;

•

low oil prices negatively affecting both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil;

•

lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or upon the initial chartering of vessels;

•	customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration;

•	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or

•	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

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

We may be unable to secure charters for our LNG newbuildings before their scheduled deliveries.

Between July 2013 and February 2015, we entered into agreements with DSME for the construction of nine LNG newbuildings that are expected to deliver between 2016 and 2018 (with the option to order up to four additional vessels). However, we have not entered into time charter contracts for two of the LNG newbuildings. The process of obtaining new charters is highly competitive. Consequently, we may be unable to secure charters for these or other newbuildings we may order before their scheduled delivery, if at all, which could harm our business, results of operations and financial condition and our ability to make cash distributions.

We may be unable to recharter vessels at attractive rates, which may lead to reduced revenues and profitability.

Our ability to recharter our LNG and LPG carriers upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the then current states of the LNG and LPG carrier markets. The time charter for one of the MALT LNG Carriers expired in March 2015 and, due to extended off-hire, the charterer of another MALT LNG Carrier claims to have terminated the time charter for that vessel. If charter rates are low when existing time charters expire, we may be required to recharter our vessels at reduced rates or even possibly at a rate whereby we incur a loss, which would harm our results of operations. Alternatively, we may determine to leave such vessels off-charter. The size of the current orderbooks for LNG carriers and LPG carriers is expected to result in the increase in the size of the world LNG and LPG fleets over the next few years. An over-supply of vessel capacity, combined with stability or any decline in the demand for LNG or LPG carriers, may result in a reduction of charter hire rates.

We may have more difficulty entering into long-term, fixed-rate LNG time-charters if an active short-term, medium-term or spot LNG shipping market develops.

LNG shipping historically has been transacted with long-term, fixed-rate time-charters, usually with terms ranging from 20 to 25 years. One of our principal strategies is to enter into additional long-term, fixed-rate LNG time-charters. In recent years, the number of spot, short-term and medium-term LNG charters of under four years has been increasing. In 2013, they accounted for approximately 27% of global LNG trade.

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

If a charter terminates, we may be unable to redeploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance it, may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition.

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

We may be unable to perform as per specifications on our new engine designs.

We are investing in technology upgrades such as MEGI twin engines for certain LNG carrier newbuildings. These new engine designs may not perform to specifications which may result in performance issues or claims based on charter party agreements.

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

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill, marine disaster or natural disasters could result in losses that exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime regulatory organizations.

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

The LNG carrier newbuildings for the Yamal LNG Project are customized vessels and our financial condition, results of operations and ability to make distributions on our common units could be substantially affected if the Yamal LNG Project is not completed.

The LNG carrier newbuildings ordered by the Yamal LNG Joint Venture will be specifically built for the Arctic requirements of the Yamal LNG Project and will have limited redeployment opportunities to operate as conventional trading LNG carriers if the project is abandoned or cancelled. If the project is abandoned or cancelled for any reason, either before or after commencement of operations, the Yamal LNG Joint Venture may be unable to reach an agreement with the shipyard allowing for the termination of the shipbuilding contracts (since no such optional termination right exists under these contracts), change the vessel specifications to reflect those applicable to more conventional LNG carriers and which do not incorporate ice-breaking capabilities, or find suitable alternative employment for the newbuilding vessels on a long-term basis with other LNG projects or otherwise.

The Yamal LNG Project may be abandoned or not completed for various reasons, including, among others:

•	failure of the project to obtain debt financing;

•	failure to achieve expected operating results;

•	changes in demand for LNG;

•	adverse changes in Russian regulations or governmental policy relating to the project or the export of LNG;

•	technical challenges of completing and operating the complex project, particularly in extreme Arctic conditions;

•	labor disputes; and

•	environmental regulations or potential claims.

If the project is not completed or is abandoned, proceeds if any, received from limited Yamal LNG project sponsor guarantees and potential alternative employment, if any, of the vessels and from potential sales of components and scrapping of the vessels likely would fall substantially short of the cost of the vessels to the Yamal LNG Joint Venture. Any such shortfall could have a material adverse effect on our financial condition, results of operations and ability to make distributions on our common units.

Sanctions against key participants in the Yamal LNG Project could impede completion or performance of the Yamal LNG Project, which could have a material adverse effect on us.

The U.S. Treasury Department’s Office of Foreign Assets Control (or OFAC) recently placed Russia-based Novatek OAO (or Novatek), a 60% owner of the Yamal LNG Project, on the Sectoral Sanctions Identifications List. OFAC also previously imposed sanctions on an investor in Novatek, which sanctions remain in effect. The restrictions on Novatek prohibit U.S. persons from participating in debt financing transactions of greater than 90 day maturity by Novatek and, by virtue of Novatek’s 60% ownership interest, the Yamal LNG Project. To the extent the Yamal LNG Project or Novatek are dependent on financing involving participation by U.S. persons, these OFAC actions could have a material adverse effect on the ability of the Yamal LNG Project to be completed or perform as expected. Effective August 1, 2014, the European Union also imposed certain sanctions on Russia. These sanctions require a European Union license or authorization before a party can provide certain technologies or technical assistance, financing, financial assistance, or brokering with regard to these technologies. However, the technologies being currently sanctioned appear to focus on oil exploration projects, not gas projects. Furthermore, OFAC and other governments or organizations may impose additional sanctions on Novatek, the Yamal LNG Project or other project participants, which may further hinder the ability of the Yamal LNG Project to receive necessary financing. Although we believe that we are in compliance with all applicable sanctions laws and regulations, and intend to maintain such compliance, these sanctions have recently been imposed and the scope of these laws may be subject to changing interpretation. Future sanctions may prohibit the Yamal LNG Joint Venture from performing under its contracts with the Yamal LNG Project, which could have a material adverse effect on our financial condition, results of operations and ability to make distributions on our common units.

Failure of the Yamal LNG Project to achieve expected results could lead to a default under the time-charter contracts by the charter party.

The charter party under the Yamal LNG Joint Venture’s time-charter contracts for the Yamal LNG Project is Yamal Trade Pte. Ltd., a wholly-owned subsidiary of Yamal LNG, the project’s sponsor. If the Yamal LNG Project does not achieve expected results, the risk of charter party default may increase. Any such default could adversely affect our results of operations and ability to make distributions on our common units. If the charter party defaults on the time-charter contracts, we may be unable to redeploy the vessels under other time-charter contracts or may be forced to scrap the vessels.

Neither the Yamal LNG Joint Venture nor our joint venture partner may be able to obtain financing for the six LNG carrier newbuildings for the Yamal LNG Project.

The Yamal LNG Joint Venture does not have in place financing for the six LNG carrier newbuildings that will service the Yamal LNG Project. The estimated total fully built-up cost for the vessels is approximately $2.1 billion. If the Yamal LNG Joint Venture is unable to obtain debt financing for the vessels on acceptable terms, if at all, or if our joint venture partner fails to fund its portion of the newbuilding financing, we may be unable to purchase the vessels and participate in the Yamal LNG Project.

We assume credit risk by entering into charter agreements with unrated entities.

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

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. For further information about regulations affecting our business and related requirements on us, please read “Item 4 – Information on the Partnership: C. Regulations.”

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

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to the Euro and Norwegian Kroner also result in fluctuations in our reported revenues and earnings. In addition, under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. This revaluation historically has caused us to report significant non-monetary foreign currency exchange gains or losses each period. The primary source for these gains and losses is our Euro-denominated term loans and our Norwegian Kroner-denominated bonds. We incur interest expense on our Norwegian Kroner-denominated bonds and we have entered into cross-currency swaps to economically hedge the foreign exchange risk on the principal and interest payments of our Norwegian Kroner bonds.

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

Teekay Corporation, which owns and controls our General Partner, indirectly owns our 2% General Partner interest and as at December 31, 2014 owned a 32.2% limited partner interest in us. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our General Partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our General Partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

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

We and certain of our joint ventures are party and were party to lease arrangements whereby the lessor could claim tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect or there is a change in the applicable tax legislation or the interpretation thereof by the United Kingdom (U.K.) taxing authority, the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. Under the capital lease arrangements, we do not have the ability to pass these increased rentals onto our charter party. However, the terms of the lease arrangements enable us and our joint venture partner to jointly terminate the lease arrangement on a voluntary basis at any time. In the event of an early termination of the lease arrangements, the joint venture is obliged to pay termination sums to the lessor sufficient to repay its investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of tax depreciation, if any.

We and our joint venture partner were the lessee under three separate 30-year capital lease arrangements (or the RasGas II Leases) with a third party for three LNG carriers (or the RasGas II LNG Carriers). On December 22, 2014, we and our joint venture partner voluntarily terminated the leasing of the RasGas II LNG Carriers. However, Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), of which we own a 70% interest, remains obligated to the lessor under the RasGas II Leases to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures. One of those challenges resulted in a court decision from the First Tribunal on January 2012 regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer, as well as a 2013 decision from the Upper Tribunal that upheld the 2012 verdict. However, HMRC appealed the 2013 decision to the Court of Appeal and in August 2014, HMRC was successful in having the judgment of the First Tribunal (in favor of the taxpayer) set aside. The matter will now be reconsidered by the First Tribunal, taking into account the appellate court’s comments on the earlier judgment. If the lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, which we do not consider to be a probable outcome, our 70% share of the potential exposure in the Teekay Nakilat Joint Venture is estimated to be approximately $60 million. Such estimate is primarily based on information received from the lessor.

In addition, the subsidiaries of another joint venture formed to service the Tangguh LNG project in Indonesia have lease arrangements with a third party for two LNG carriers. The terms of the lease arrangements provide similar tax and change of law risk assumption by this joint venture as we had with the three RasGas II LNG Carriers.

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

The decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) held that income derived from certain time chartering activities should be treated as rental income rather than service income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for purposes of the passive foreign investment company provisions of the Code. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing “qualifying income” under Section 7704 of the Code, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the “qualifying income” provisions under Section 7704 of the Code. Nevertheless, we intend to take the position that our time charter income is “qualifying income” within the meaning of Section 7704 of the Code. No assurance can be given, however, that the IRS, or a court of law, will accept our position. As such, there is some uncertainty regarding the status of our time charter income as “qualifying income” and therefore some uncertainty as to whether we will be classified as a partnership for federal income tax purposes. Please read “Item 10 – Additional Information: Taxation – United States Tax Consequences – Classification as a Partnership.”

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

The anticipated after-tax benefit of an investment in common units may be reduced if we are not treated as a partnership for U.S. federal income tax purposes. If we are not treated as a partnership for U.S. federal income tax purposes, we would be treated as a corporation for such purposes, and common unitholders could suffer material adverse tax or economic consequences, including the following:

•

The ratio of taxable income to distributions with respect to common units would be expected to increase because items would not be allocated to account for any differences between the fair market value and the basis of our assets at the time our common units are issued.

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

Please read “Item 10 – Additional Information: Taxation – United States Tax Consequences – Possible Classification as a Corporation.”

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

We will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50 percent or more of the total interests in our capital or profits within any 12-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read “Item 10 – Additional Information: Taxation – United States Tax Consequences – Disposition of Common Units – Constructive Termination.”

Teekay Corporation owns less than 50 percent of our outstanding equity interests, which could cause certain of our subsidiaries and us to be subject to additional tax.

Certain of our subsidiaries are and have been classified as corporations for U.S. federal income tax purposes. As such, these subsidiaries would be subject to U.S. federal income tax on the U.S. source portion of our income attributable to transportation that begins or ends (but not both) in the United States if they fail to qualify for an exemption from U.S. federal income tax (the Section 883 Exemption). Teekay Corporation indirectly owns less than 50 percent of certain of our subsidiaries’ and our outstanding equity interests. Consequently, we expect these subsidiaries failed to qualify for the Section 883 Exemption in 2014 and that Teekay LNG Holdco L.L.C., our sole remaining regarded corporate subsidiary as of January 1, 2015, will fail to qualify for the Section 883 Exemption in subsequent tax years. Any resulting imposition of U.S. federal income taxes will result in decreased cash available for distribution to common unitholders. Please read “Item 10 – Additional Information: Taxation – United States Tax Consequences –Taxation of Our Subsidiary Corporations.”

In addition, if we are not treated as a partnership for U.S. federal income tax purposes, we expect that we also would fail to qualify for the Section 883 Exemption in subsequent tax years and that any resulting imposition of U.S. federal income taxes would result in decreased cash available for distribution to common unitholders.

The IRS may challenge the manner in which we value our assets in determining the amount of income, gain, loss and deduction allocable to the unitholders and certain other tax positions, which could adversely affect the value of the common units.

A unitholder’s taxable income or loss with respect to a common unit each year will depend upon a number of factors, including the nature and fair market value of our assets at the time the holder acquired the common unit, whether we issue additional units or whether we engage in certain other transactions, and the manner in which our items of income, gain, loss and deduction are allocated among our partners. For this purpose, we determine the value of our assets and the relative amounts of our items of income, gain, loss and deduction allocable to our unitholders and our general partner as holder of the incentive distribution rights by reference to the value of our interests, including the incentive distribution rights. The IRS may challenge any valuation determinations that we make, particularly as to the incentive distribution rights, for which there is no public market. In addition, the IRS could challenge certain other aspects of the manner in which we determine the relative allocations made to our unitholders and to the general partner as holder of our incentive distribution rights. A successful IRS challenge to our valuation or allocation methods could increase the amount of net taxable income and gain realized by a unitholder with respect to a common unit. The IRS could also challenge certain other tax positions that we have taken, including our position that certain of our subsidiaries that have been classified as corporations for U.S. federal income tax purposes in past years are not PFICs for federal income tax purposes. Any such IRS challenges, whether or not successful, could adversely affect the value of our common units.

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

We intend that our affairs and the business of each of our subsidiaries is conducted and operated in a manner that minimizes foreign income taxes imposed upon us and our subsidiaries or which may be imposed upon common unitholders as a result of owning our common units. However, there is a risk that common unitholders will be subject to tax in one or more countries, including Canada, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. If common unitholders are subject to tax in any such country, common unitholders may be required to file a tax return with, and pay taxes to, that country based on their allocable share of our income. We may be required to reduce distributions to common unitholders on account of any withholding obligations imposed upon us by that country in respect of such allocation to common unitholders. The United States may not allow a tax credit for any foreign income taxes that common unitholders directly or indirectly incur. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for common unitholders.

Item 4.	Information on the Partnership

A. Overview, History and Development

Overview and History

Teekay LNG Partners L.P. is an international provider of marine transportation services for LNG, LPG and crude oil. We were formed in 2004 by Teekay Corporation (NYSE: TK), a portfolio manager of marine services to the global oil and natural gas industries, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate charters. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. Although we may acquire additional crude oil tankers from time to time, we view our conventional tanker fleet primarily as a source of stable cash flow as we seek to continue to expand our LNG and LPG operations.

Please see “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2014 and Early 2015.”

As of December 31, 2014, our fleet, excluding newbuildings, consisted of 29 LNG carriers (including the six MALT LNG Carriers, four RasGas 3 LNG Carriers, four Angola LNG Carriers, and two Exmar LNG Carriers that are all accounted for under the equity method), 21 LPG carriers (including the 15 Exmar LPG Carriers that are accounted for under the equity method), seven Suezmax-class crude oil tankers, and one Handymax product tanker, all of which are double-hulled. Our fleet is young, with an average age of approximately seven years for our LNG carriers, approximately nine years for our LPG Carriers and approximately nine years for our conventional tankers (Suezmax and Handymax), compared to world averages of 10, 16 and nine years, respectively, as of December 31, 2014.

Our fleets of LNG and LPG carriers currently have approximately 4.6 million and 0.6 million cubic meters of total capacity, respectively. The aggregate capacity of our conventional tanker fleet is approximately 1.1 million deadweight tonnes (or dwt).

We were formed under the laws of the Republic of The Marshall Islands as a limited partnership, Teekay LNG Partners L.P., on November 3, 2004, and maintain our principal executive headquarters at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530.

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

Our vessels primarily operate under long-term, fixed-rate charters with major energy and utility companies and Teekay Corporation. The average remaining term for these charters is approximately 12 years for our LNG carriers, approximately five years for our LPG carriers and approximately three years for our conventional tankers (Suezmax and Handymax), subject, in certain circumstances, to termination or vessel purchase rights.

“Hire” rate refers to the basic payment from the customer for the use of a vessel. Hire is payable monthly, in advance, in U.S. Dollars or Euros, as specified in the charter. The hire rate generally includes two components – a capital cost component and an operating expense component. The capital component typically approximates the amount we are required to pay under vessel financing obligations and, for two of our conventional tankers, adjusts for changes in the floating interest rates relating to the underlying vessel financing. The operating component, which adjusts annually for inflation, is intended to compensate us for vessel operating expenses.

In addition, we may receive additional revenues beyond the fixed hire rate when current market rates exceed specified amounts under our time-charter contracts for two of our Suezmax tankers.

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

Liquefied Gas Segment

LNG Carriers

The LNG carriers in our liquefied gas segment compete in the LNG market. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time and the charter rate is payable to the owner on a monthly basis. LNG shipping historically has been transacted with long-term, fixed-rate time-charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Most shipping requirements for new LNG projects continue to be provided on a long-term basis, though the levels of spot voyages (typically consisting of a single voyage), short-term time-charters and medium-term time-charters have grown in the past few years.

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

With the exception of the Arctic Spirit and Polar Spirit, which are the only two ships in the world that utilize the Ishikawajima Harima Heavy Industries Self Supporting Prismatic Tank IMO Type B (or IHI SPB) independent tank technology, our fleet makes use of one of the Gaz Transport and Technigaz (or GTT) membrane containment systems. The GTT membrane systems are used in the majority of LNG tankers now being constructed. New LNG carriers generally have an expected lifespan of approximately 35 to 40 years. Unlike the oil tanker industry, there currently are no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2014, our LNG carriers had an average age of approximately seven years, compared to the world LNG carrier fleet average age of approximately 10 years. In addition, as at that date, there were approximately 415 vessels in the world LNG fleet and approximately 160 additional LNG carriers under construction or on order for delivery through 2019.

The following table provides additional information about our LNG carriers as of December 31, 2014, excluding our 18 newbuildings scheduled for delivery between 2016 and 2020 in which our ownership interest ranges from 20% to 100%:

Vessel	Capacity	Delivery	Our Ownership		Charterer	Expiration of Charter(1)
	(cubic meters)
Operating LNG carriers:

Consolidated
Hispania Spirit	137,814	2002	100%		Shell Spain LNG S.A.U.	Sep. 2022(2)
Catalunya Spirit	135,423	2003	100%		Gas Natural SDG	Aug. 2023(2)
Galicia Spirit	137,814	2004	100%		Uniòn Fenosa Gas	Jun. 2029(3)
Madrid Spirit	135,423	2004	100%		Shell Spain LNG S.A.U.	Dec. 2024(2)
					Ras Laffan Liquefied
Al Marrouna	149,539	2006	70%		Natural Gas Company Ltd.	Oct. 2026(4)
					Ras Laffan Liquefied
Al Areesh	148,786	2007	70%		Natural Gas Company Ltd.	Jan. 2027(4)
					Ras Laffan Liquefied
Al Daayen	148,853	2007	70%		Natural Gas Company Ltd.	Apr. 2027(4)
					The Tangguh Production
Tangguh Hiri	151,885	2008	69%		Sharing Contractors	Jan. 2029
					The Tangguh Production
Tangguh Sago	155,000	2009	69%		Sharing Contractors	May 2029
Arctic Spirit	87,305	1993	99%		Teekay Corporation	Apr. 2018(4)
Polar Spirit	87,305	1993	99%		Teekay Corporation	Apr. 2018(4)
Wilforce	155,900	2013	99%		Awilco LNG ASA	Sep. 2018(5)
Wilpride	155,900	2013	99%		Awilco LNG ASA	Nov. 2017(5)

Equity Accounted
					Ras Laffan Liquefied
Al Huwaila	214,176	2008	40	%(8)	Natural Gas Company Ltd.	Apr. 2033(2)
					Ras Laffan Liquefied
Al Kharsaah	214,198	2008	40	%(8)	Natural Gas Company Ltd.	Apr. 2033(2)
					Ras Laffan Liquefied
Al Shamal	213,536	2008	40	%(8)	Natural Gas Company Ltd.	May 2033(2)
					Ras Laffan Liquefied
Al Khuwair	213,101	2008	40	%(8)	Natural Gas Company Ltd.	Jun. 2033(2)
Excelsior	138,087	2005	50	%(9)	Excelerate Energy LP	Jan. 2025(2)
Excalibur	138,034	2002	50	%(9)	Excelerate Energy LP	Mar. 2022
Soyo	160,400	2011	33	%(10)	Angola LNG Supply Services LLC	Aug. 2031(2)
Malanje	160,400	2011	33	%(10)	Angola LNG Supply Services LLC	Sep. 2031(2)
Lobito	160,400	2011	33	%(10)	Angola LNG Supply Services LLC	Oct. 2031(2)
Cubal	160,400	2012	33	%(10)	Angola LNG Supply Services LLC	Jan. 2032(2)
Meridian Spirit	165,700	2010	52	%(11)	Total E&P Norge AS Mansel Limited	Nov. 2030(6)
Magellan Spirit	165,700	2009	52	%(11)	Vitol S.A.	Sep. 2016(13)
Marib Spirit	165,500	2008	52	%(11)	Yemen LNG Company Limited	Mar. 2029(6)
Arwa Spirit	165,500	2008	52	%(11)	Yemen LNG Company Limited	Apr. 2029(6)
Methane Spirit	165,500	2008	52	%(11)	BP Shipping Limited	Mar. 2015(7)
Woodside Donaldson	165,500	2009	52	%(11)	Pluto LNG Party Limited	Jun. 2026(12)

Total Capacity:	4,553,079

(1)	Each of our time-charters are subject to certain termination and purchase provisions.
(2)	The charterer has two options to extend the term for an additional five years each.
(3)	The charterer has one option to extend the term for an additional five years.
(4)	The charterer has three options to extend the term for an additional five years each.
(5)	The charterer has an option to extend the term for one additional year and at the end of the charter period the charterer has an obligation to repurchase each vessel at a fixed price.
(6)	The charterer has three options to extend the term for one, five and five additional years, respectively.
(7)	The charter contract ended in March 2015 and the Teekay LNG-Marubeni Joint Venture is currently seeking a charter contract for this vessel.
(8)	The RasGas 3 LNG Carriers are accounted for under the equity method.
(9)	The Exmar LNG Carriers are accounted for under the equity method.
(10)	The Angola LNG Carriers are accounted for under the equity method.
(11)	The MALT LNG Carriers are accounted for under the equity method.
(12)	The charterer has four options to extend the term for an additional five years each.
(13)

As a result of an incident in January 2015 that put the vessel off-hire, the charterer has claimed that the off-hire time for this vessel during this period gave them the right to terminate its charter contract on March 28, 2015. The Teekay LNG-Marubeni Joint Venture is currently disputing the charterer’s claims of the aggregate off-hire time for this vessel as a result of this incident as well as the charterer’s ability to terminate the charter contract. In addition, the Teekay LNG-Marubeni Joint Venture is seeking a charter contract for this vessel.

The following table presents the percentage of our consolidated voyage revenues from LNG customers that accounted for more than 10% of our consolidated voyage revenues during 2014, 2013 and 2012.

	Year Ended December 31,
	2014	2013	2012
Ras Laffan Liquefied Natural Gas Company Ltd.	17%	17%	18%
Shell Spain LNG S.A.U. (1)	13%	13%	13%
The Tangguh Production Sharing Contractors	11%	12%	12%

(1)

In March 2014, Shell Spain LNG S.A.U. acquired the charter contracts from Repsol YPF, S.A. The voyage revenues in 2014 consisted of the voyage revenues from both customers relating to the same charter contract; voyage revenues in 2013 and 2012 were only from Repsol YPF, S.A.

No other LNG customer accounted for 10% or more of our consolidated voyage revenues during any of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

LPG Carriers

LPG shipping involves the transportation of three main categories of cargo: liquid petroleum gases, including propane, butane and ethane; petrochemical gases including ethylene, propylene and butadiene; and ammonia.

As of December 31, 2014, our LPG carriers had an average age of approximately nine years, compared to the world LPG carrier fleet average age of approximately 16 years. As of that date, the worldwide LPG tanker fleet consisted of approximately 1,277 vessels and approximately 232 additional LPG vessels were on order for delivery through 2018. LPG carriers range in size from approximately 100 to approximately 86,000 cubic meters. Approximately 50% of the number of vessels in the worldwide fleet are less than 5,000 cubic meters in size. New LPG carriers generally have an expected lifespan of approximately 30 to 35 years.

LPG carriers are mainly chartered to carry LPG on time-charters, contracts of affreightment or spot voyage charters. The two largest consumers of LPG are residential users and the petrochemical industry. Residential users, particularly in developing regions where electricity and gas pipelines are not developed, do not have fuel switching alternatives and generally are not LPG price sensitive. The petrochemical industry, however, has the ability to switch between LPG and other feedstock fuels depending on price and availability of alternatives.

The following table provides additional information about our LPG carriers as of December 31, 2014, excluding our 50% ownership interest in nine newbuildings scheduled for delivery between 2015 and 2018:

Vessel	Capacity	Delivery	Ownership	Contract Type	Charterer	Expiration of Charter
	(cubic meters)
Operating LPG carriers:

Consolidated
Norgas Pan	10,000	2009	99%	Bareboat	I.M. Skaguen ASA	Mar. 2024
Norgas Cathinka	10,000	2009	99%	Bareboat	I.M. Skaguen ASA	Oct. 2024
Norgas Camilla	10,000	2011	99%	Bareboat	I.M. Skaguen ASA	Sep. 2026
Norgas Unikum	12,000	2011	99%	Bareboat	I.M. Skaguen ASA	Jun. 2026
Bahrain Vision	12,000	2011	99%	Bareboat	I.M. Skaguen ASA	Oct. 2026
Norgas Napa	10,200	2003	99%	Bareboat	I.M. Skaguen ASA	Nov. 2019

Vessel	Capacity	Delivery	Ownership	Contract Type	Charterer	Expiration of Charter
	(cubic meters)
Equity Accounted

Brugge Venture	35,418	1997	50%	Time charter	An international fertilizer company	Jan. 2016

Temse (Kemira Gas renamed to Temse)	12,030	1995	50%	Time charter	An international fertilizer company	Feb. 2017

Libramont	38,455	2006	50%	Time charter	An international fertilizer company	May. 2026

Sombeke	38,447	2006	50%	Time charter	An international fertilizer company	Jul. 2027

Touraine	39,270	1996	50%	Time charter	An international fertilizer company	Nov. 2016

Bastogne	35,229	2002	50%	CoA(1)	North Sea charters	Mar. 2016

Courcheville	28,006	1989	50%	Time charter	An international energy company	Sep. 2015

Eupen	38,961	1999	50%	Time charter	An international energy company	Jun. 2016

Brussels	35,454	1997	Capital lease(2)	Time charter	An international fertilizer company	Nov. 2017

Antwerpen	35,223	2005	Chartered-In	CoA(1)	North Sea charters	Mar. 2016

Odin	38,501	2005	Chartered-In	CoA(1)	North Sea charters	Jun. 2016

BW Tokyo	83,270	2009	Chartered-In	Time charter	An international trading company	Jun. 2016

Waregem	38,189	2014	50%	Time charter	An international trading company	Jan. 2020

Warinsart	38,213	2014	50%	Time charter	An international energy company	Jun. 2016

Waasmunster	38,245	2014	50%	CoA(1)	North Sea charters	Jun. 2016

Total Capacity:	637,111

(1)	“CoA” refers to contracts of affreightment.
(2)	Exmar LPG BVBA is the lessee under a capital lease arrangement and will be required to purchase the vessel at the end of the lease term for a fixed price.

No LPG customer accounted for 10% or more of our consolidated voyage revenues during any of 2014, 2013 or 2012.

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

Oil tanker demand is a function of several factors, primarily the locations of oil production, refining and consumption and world oil demand and supply, while oil tanker supply is primarily a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage.

The majority of crude oil tankers range in size from approximately 80,000 dwt to approximately 320,000 dwt. Suezmax tankers, which typically range from 120,000 dwt to 200,000 dwt, are the mid-size of the various primary oil tanker types. As of December 31, 2014, the world tanker fleet included 444 conventional Suezmax tankers, representing approximately 14% of worldwide oil tanker capacity, excluding tankers under 10,000 dwt.

As of December 31, 2014, our conventional tankers had an average age of approximately nine years, which is consistent with the average age for the world conventional tanker fleet. New conventional tankers generally have an expected lifespan of approximately 25 to 30 years, based on estimated hull fatigue life.

The following table provides additional information about our conventional oil tankers as of December 31, 2014:

Tanker(1)	Capacity	Delivery	Our Ownership	Charterer	Expiration of Charter
	(dwt)
Operating Conventional tankers:
Teide Spirit	149,999	2004	Capital lease (2)	CEPSA	Oct. 2017(3)
Toledo Spirit	159,342	2005	Capital lease (2)	CEPSA	Jul. 2018(3)
European Spirit	151,849	2003	100%	ConocoPhillips Shipping LLC	Sep. 2015	(4)
African Spirit	151,736	2003	100%	ConocoPhillips Shipping LLC	Nov. 2015	(4)
Asian Spirit	151,693	2004	100%	ConocoPhillips Shipping LLC	Jan. 2016(4)
Bermuda Spirit	159,000	2009	100%	Centrofin Management Inc.	May. 2021(5)
Hamilton Spirit	159,000	2009	100%	Centrofin Management Inc.	Jun. 2021(5)
Alexander Spirit	40,083	2007	100%	Caltex Australian Petroleum Pty Ltd.	Mar. 2020

Total Capacity:	1,122,702

(1)	The conventional tankers listed in the table are all Suezmax tankers, with the exception of the Alexander Spirit, which is a Handymax tanker.
(2)

We are the lessee under a capital lease arrangement and may be required to purchase the vessel after the end of the lease terms for a fixed price. Please read “Item 18 - Financial Statements: Note 4 – Leases and Restricted Cash.”

(3)

Compania Espanole de Petroleos, S.A. (or CEPSA) has the right to terminate the time-charter 13 years after the original delivery date without penalty. The expiration date presented in the table assumes the termination at the end of year 13 of the charter contract; however, if the charterer does not exercise its annual termination rights, from the end of year 13 onwards, the charter contract could extend to 20 years after the original delivery date.

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

CEPSA accounted for 7%, 12% and 12% of our 2014, 2013 and 2012 consolidated voyage revenues, respectively. No other conventional tanker customer accounted for 10% or more of our consolidated voyage revenues during any of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

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

•

Manage our conventional tanker fleet to provide stable cash flows. The remaining terms for our existing long-term conventional tanker charters are one to six years. We believe the fixed-rate time-charters for our tanker fleet provide us stable cash flows during their terms and a source of funding for expanding our LNG and LPG operations. Depending on prevailing market conditions during and at the end of each existing charter, we may seek to extend the charter, enter into a new charter, operate the vessel on the spot market or sell the vessel, in an effort to maximize returns on our conventional tanker fleet while managing residual risk.

Safety, Management of Ship Operations and Administration

Teekay Corporation, through its subsidiaries, assists us in managing our ship operations, other than the vessels owned or chartered-in by our joint ventures with Exmar, which are commercially and technically managed by Exmar, and two of the Angola LNG Carriers, which are commercially and technically managed by NYK Energy Transport (Atlantic) Ltd. Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of the employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. In 2007, Teekay Corporation introduced a behavior-based safety program called “Safety in Action” to further enhance the safety culture in our fleet. We are also committed to reducing our emissions and waste generation. In 2008, Teekay Corporation introduced the Quality Assurance and Training Officers (or QATO) program to conduct rigorous internal audits of our processes and provide the seafarers with onboard training. In 2010, Teekay Corporation introduced the “Operational Leadership” campaign to reinforce commitment to personal and operational safety.

Teekay Corporation has achieved certification under the standards reflected in International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, Occupational Health and Safety Advisory Services 18001 for Occupational Health and Safety, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention (or ISM Code) on a fully integrated basis. As part of Teekay Corporation’s compliance with the ISM Code, all of our vessels’ safety management certificates are maintained through ongoing internal audits performed by our certified internal auditors and intermediate external audits performed by the classification society Det Norske Veritas. Subject to satisfactory completion of these internal and external audits, certification is valid for five years.

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

We believe that the generally uniform design of some of our existing and newbuilding vessels and the adoption of common equipment standards provide operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering.

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

Flag, Classification, Audits and Inspections

Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “Classed” by one of the major classification societies and members of International Association of Classification Societies Ltd. (or IACS): BV, Lloyd’s Register of Shipping or American Bureau of Shipping.

The applicable classification society certifies that the vessel’s design and build conforms to the applicable Class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that it continues to be maintained in accordance with those rules. In order to validate this, the vessels are surveyed by the classification society, in accordance to the classification society rules, which in the case of our vessels follows a comprehensive five-year special survey cycle, renewed every fifth year. During each five-year period the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel. As our vessels are modern and we have enhanced the resiliency of the underwater coatings of each vessel hull and marked the hull to facilitate underwater inspections by divers, their underwater areas are inspected in a dry-dock at five-year intervals. In-water inspection is carried out during the second or third annual inspection (i.e. during an Intermediate Survey).

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

We follow a comprehensive inspections regime supported by our sea staff, shore-based operational and technical specialists and members of our QATO program. We carry out a minimum of two such inspections annually, which helps ensure us that:

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

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater scrutiny, inspection and safety requirements on all vessels in the oil tanker, LNG and LPG carrier markets and will accelerate the scrapping or phasing out of older vessels throughout these markets.

Overall we believe that our relatively new, well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

C. Regulations

General

Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws, and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.

International Maritime Organization (or IMO)

The IMO is the United Nations’ agency for maritime safety. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction in accordance with the requirements set out in these regulations, or be of another approved design ensuring the same level of protection against oil pollution. All of our tankers are double hulled.

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

IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Ship and Port Facility Security Code (or ISPS), the ISM Code, the International Convention on Load Lines of 1966, and, specifically with respect to LNG and LPG carriers, the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the IGC Code). SOLAS provides rules for the construction of and the equipment required for commercial vessels and includes regulations for their safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the IGC Code, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports. The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the ship owner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we expect to obtain safety management certificates for each newbuilding vessel upon delivery.

LNG and LPG carriers are also subject to regulation under the IGC Code. Each LNG and LPG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG and LPG carriers is currently IGC Code certified. A revised and updated IGC Code, to take account of advances in science and technology, was adopted by the IMO’s Maritime Safety Committee (or MSC) on May 22, 2014. It is to enter into force on January 1, 2016 with an implementation/application date of July 1, 2016.

Annex VI (or Annex VI) of the IMO’s International Convention for the Prevention of Pollution from Ships (MARPOL) sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.

In addition, the IMO has proposed (by the adoption in 2004 of the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the Ballast Water Convention) that all tankers of the size we operate that were built starting in 2012 contain ballast water treatment systems to comply with the ballast water performance standard specified in the Ballast Water Convention, and that all other similarly sized tankers install water ballast treatment systems, in order to comply with the ballast water performance standard from 2016. In the latter case, compliance is required not later than by the first intermediate or renewal survey in relation to the International Ballast Water Management Certificate, whichever occurs first, after the anniversary date of delivery of the relevant vessel in the year of compliance with the applicable standard. This convention has not yet entered into force, but when it becomes effective, we estimate that the installation of ballast water treatment systems on our tankers may cost between $2 million and $3 million per vessel.

The IMO has also developed an International Code for Ships Operating in Polar Waters (or Polar Code) which deals with matters regarding the design, construction, equipment, operation, search and rescue and environmental protection in relation to ships operating in waters surrounding the two poles. The Polar Code includes both safety and environmental provisions and will be mandatory, with the safety provisions becoming part of SOLAS and the environmental provisions becoming part of MARPOL. In November 2014 the IMO’s MSC adopted the Polar Code and the related amendments to SOLAS in relation to safety, while the IMO’s Marine Environment Protection Committee (or MEPC) is expected to adopt the environmental provisions of the Polar Code and associated amendments to MARPOL at its next session in 2015. Once adopted, the Polar Code is to enter into force on January 1, 2017.

European Union (or EU)

Like the IMO, the EU has adopted regulations for phasing out single-hull tankers. All of our tankers are double-hulled. On May 17, 2011, the European commission carried out a number of unannounced inspections at the offices of some of the world’s largest container line operators starting an antitrust investigation. We are not directly affected by this investigation and believe that we are compliant with antitrust rules. Nevertheless, it is possible that the investigation could be widened and new companies and practices come under scrutiny within the EU.

The EU has also adopted legislation (Directive 2009/16/EC on Port State Control as subsequently amended) that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years); creates obligations on the part of EU member port states to inspect minimum percentages of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies (Directive 2009/15/EC as amended by Directive 2014/111/EU of December 17, 2014). Two new regulations were introduced by the European Commission in September 2010, as part of the implementation of the Port State Control Directive. These came into force on January 1, 2011 and introduce a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned be a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, whilst those with the most safety shortcomings or technical failings recorded upon inspection will in turn be subject to a greater frequency of official inspections to their vessels.

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

The EU has adopted regulations requiring the use of low sulfur fuel. Beginning January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted regulations requiring the use of low sulfur fuel. The California Air Resources Board (or CARB) requires vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California as of January 1, 2014. IMO regulations require that, as of January 1, 2015, all vessels operating within Emissions Control Areas (or ECAs) worldwide must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting this low sulfur content requirement is low sulfur marine gas oil (or LSMGO). Since July 1, 2010, the applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel sulfur control areas have been 1.00%. Other established ECAs under Annex VI to MARPOL are the North American ECA and the United States Caribbean Sea ECA. Certain modifications were completed on our Suezmax tankers in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO), and to ensure our compliance with the Directive. In addition, LSMGO is more expensive than HFO and this impacts the costs of operations. However, for vessels employed on fixed-term business, all fuel costs, including any increases, are borne by the charterer.

The EU has recently adopted Regulation (EU) No 1257/2013 which imposes rules regarding ship recycling and management of hazardous materials on vessels. The Regulation sets out requirements for the recycling of vessels in an environmentally sound manner at approved recycling facilities, so as to minimize the adverse effects of recycling on human health and the environment. The Regulation also contains rules to control and properly manage hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The Regulation aims at facilitating the ratification of the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships adopted by the IMO in 2009 (which has not entered into force). It applies to vessels flying the flag of a Member State. In addition, certain of its provisions also apply to vessels flying the flag of a third country calling at a port or anchorage of a Member State. For example, when calling at a port or anchorage of a Member State, the vessels flying the flag of a third country will be required, amongst other things, to have on board an inventory of hazardous materials which complies with the requirements of the Regulation and to be able to submit to the relevant authorities of that Member State a copy of a statement of compliance issued by the relevant authorities of the country of their flag and verifying the inventory. The Regulation is to apply not earlier than December 31, 2015 and not later than December 31, 2018, although certain of its provisions are applicable from December 31, 2014 and certain others are to apply from December 31, 2020.

United States

The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (or OPA 90) and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, bareboat charterers, and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liabilities upon the owners, operators or bareboat charterers of vessels for cleanup costs and damages arising from discharges of hazardous substances. We believe that petroleum products, LNG and LPG should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on LNG or LPG carriers might fall within its scope.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit incorporates Coast Guard requirements for ballast water exchange and includes specific technology-based requirements for vessels, and includes an implementation schedule to require vessels to meet the ballast water effluent limitations by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations immediately upon the effective date of the 2013 Vessel General Permit. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. In July 2011, the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU is currently considering a proposal for a regulation establishing a system of monitoring, reporting and verification of greenhouse gas shipping emissions (or MRV system). The proposed MRV system may be the precursor to a market-based mechanism to be adopted in the future. In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

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

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as at December 31, 2014.

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

SIGNIFICANT DEVELOPMENTS IN 2014 AND EARLY 2015

RasGas II LNG Carriers

On December 22, 2014, the Teekay Nakilat Joint Venture, in which we have a 70% ownership interest, voluntarily terminated its 30-year capital lease arrangements with the lessor relating to the RasGas II LNG Carriers under capital lease. As part of this transaction, the Teekay Nakilat Joint Venture acquired the RasGas II LNG Carriers from the lessor and the Teekay Nakilat Joint Venture refinanced its original debt facility of $278 million with a new $450 million debt facility and terminated its interest rate swaps relating to its original debt, capital lease obligations and restricted cash deposits. Please read “Item 18 – Financial Statements: Note 4 – Leases and Restricted Cash” and “Note 13 – Commitments and Contingencies.”

LNG Newbuildings

On December 4, 2014, we secured time-charter contracts, ranging in duration from six to eight years plus extension options, with Royal Dutch Shell plc (or Shell) for five LNG carrier newbuildings, which charter contracts will commence upon the vessel deliveries starting from the second half of 2017 into 2018. In connection with securing these time-charter contracts with Shell, we exercised our option to order three LNG carrier newbuildings from DSME. In February 2015, we ordered another LNG newbuilding carrier and have four additional newbuilding options declarable by the end of April 2015. In total, we have nine LNG newbuildings ordered, with four additional newbuilding options. We have entered into time-charter contracts for all but two of the ordered newbuildings.

Acquisition and Bareboat Charter-Back of an LPG Carrier

In November 2014, we acquired a 2003-built 10,200 cubic meter (or cbm) LPG carrier, the Norgas Napa, from I.M. Skaugen SE (or Skaugen) for $27 million. We took delivery of the vessel on November 13, 2014 and chartered the vessel back to Skaugen on a bareboat contract for a period of five years at a fixed-rate plus a profit share component based on actual earnings of the vessel, which is trading in Skaugen’s Norgas pool.

Equity Offerings

On July 17, 2014, we completed a public offering of 3.1 million common units (including 0.3 million common units issued upon exercise of the underwriters’ over-allotment option) at a price of $44.65 per unit, for gross proceeds of approximately $140.8 million (including our general partner’s 2% proportionate capital contribution). We used the net proceeds from the offering of approximately $140.5 million to prepay a portion of our outstanding debt under two of our revolving credit facilities, to fund our portion of the first installment payment of $95.3 million for six newbuilding LNG carriers ordered by our 50/50 joint venture with China LNG for a project located on the Yamal Peninsula in Northern Russia (or the Yamal LNG Project) and to fund a portion of our MEGI newbuildings’ shipyard installments.

During the fourth quarter in 2014, we sold an aggregate of approximately 1.2 million common units under our continuous offering program for net proceeds of $48.4 million (including our general partner’s 2% proportionate capital contribution). We received a portion of these proceeds ($6.8 million for 0.2 million common units) in January 2015.

Yamal LNG Project

On July 9, 2014, we, through a new 50/50 joint venture with China LNG (or the Yamal LNG Joint Venture), finalized shipbuilding contracts for six internationally-flagged icebreaker LNG carriers for the Yamal LNG Project. The Yamal LNG Project is a joint venture between Russia-based Novatek OAO (60%), France-based Total S.A. (20%) and China-based China National Petroleum Corporation (or CNPC) (20%) and will consist of three LNG trains with a total expected capacity of 16.5 million metric tons of LNG per annum. The project is currently scheduled to start-up in early-2018. The Yamal LNG Joint Venture will build six 172,000-cubic meter ARC7 LNG carrier newbuildings to be constructed by DSME for an estimated total fully built-up cost of approximately $2.1 billion. The vessels, which will be constructed with maximum 2.1 meter icebreaking capabilities in both the forward and reverse directions, are scheduled to deliver at various times between the first quarter of 2018 and first quarter of 2020. Upon their deliveries, the six LNG carriers will each operate under fixed-rate time-charter contracts with Yamal Trade Pte. Ltd. until December 31, 2045, plus extension options. The six LNG carriers constructed for the Yamal LNG Project will transport LNG from Northern Russia to Europe and Asia. We account for our investment in the Yamal LNG Joint Venture using the equity method.

BG Joint Venture

On June 27, 2014, we acquired from BG International Limited (or BG) its ownership interest in four 174,000-cubic meter Tri-Fuel Diesel Electric LNG carrier newbuildings, which will be constructed by Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. in China for an estimated total fully built-up cost to the joint venture of approximately $1.0 billion. The vessels upon delivery, scheduled for between September 2017 and January 2019, will each operate under 20-year fixed-rate time-charter contracts, plus extension options, with Methane Services Limited, a wholly-owned subsidiary of BG. As compensation for BG’s ownership interest in these four LNG carrier newbuildings, we assumed BG’s portion of the shipbuilding installments and its obligation to provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery date pursuant to a ship construction support agreement. We estimate that we will incur approximately $38.7 million of costs to provide these services, of which BG has agreed to pay $20.3 million. Through this transaction, we have a 30% ownership interest in two LNG carrier newbuildings, with the balance of the ownership held by China LNG and CETS Investment Management (HK) Co. Ltd. (or CETS) (an affiliate of China National Offshore Oil Corporation), and a 20% ownership interest in the remaining two LNG carrier newbuildings, with the balance of the ownership held by China LNG, CETS and BW LNG Investments Pte. Ltd. (collectively the BG Joint Venture). We account for our investment in the BG Joint Venture using the equity method. We expect to finance our pro rata equity interest in future shipyard installment payments using a portion of our available liquidity, with the balance of the total cost of the vessels financed with equity contributions by the other partners and a $787.0 million long-term debt facility of the BG Joint Venture.

Sale of Vessels

Compania Espanole de Petroles, S.A. (or CEPSA), the charterer and prior owner of the Algeciras Spirit and Huelva Spirit conventional vessels previously under capital lease with us, reached agreements to sell the vessels to third-parties. On redelivery of the Algeciras Spirit and Huelva Spirit to CEPSA, the charter contracts with us were terminated and the vessels delivered to their new owners in February 2014 and August 2014, respectively. As a result of these sales, we have recorded a restructuring charge of $2.0 million for 2014 relating to seafarer severance payments associated with these vessels.

Exmar LPG Fleet Renewal

We hold a 50% interest in Exmar LPG BVBA, a joint venture with Belgium-based Exmar NV, to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. Four of Exmar LPG BVBA’s 12 LPG newbuilding carriers, the Waasmunster, Warinsart, Waregem, and Warisoulx delivered between April 2014 and January 2015. As a result of these newbuilding deliveries, and as part of its fleet renewal strategy, Exmar LPG BVBA sold certain of its LPG carriers. The Temse was sold and delivered to its new owner in March 2014, Flanders Tenacity and Eeklo were sold and delivered to their new owners in June 2014 and Flanders Harmony was sold and delivered to its new owner in August 2014. Exmar LPG BVBA recognized a net gain in 2014 as a result of the sale of these vessels, in which our proportionate share was $16.9 million. In addition, the in-chartered contract for Berlian Ekuator expired in January 2014 and the vessel was delivered back to its owner.

Charter Contracts for MALT LNG Carriers

In January 2015, one of the MALT LNG Carriers, in which we have a 52% ownership interest, had a grounding incident. The vessel was subsequently refloated and returned to service. We expect the cost of such refloating and related costs associated with the grounding to be covered by insurance, less an applicable deductible. The charterer has claimed that the vessel was off-hire for 59 days during the first quarter of 2015. In addition, the charterer claimed that the off-hire time for this vessel during this period gave them the right to terminate the charter contract effective March 28, 2015, which they elected to do. The Teekay LNG-Marubeni Joint Venture has disputed the charterer’s claims of the aggregate off-hire time for this vessel as a result of this incident as well as the charterer’s ability to terminate the charter contract, which originally would have expired in September 2016. The Teekay LNG-Marubeni Joint Venture has obtained legal assistance in resolving this dispute. However, if the charterer’s claim to terminate the charter contract is upheld, our 52% portion of the potential loss revenue from March 28, 2015 to September 30, 2016, would be $27.3 million, less any amounts received for re-chartering this vessel during this time. The impact in future periods from this incident will depend upon our ability to re-charter the vessel and the resolution of this dispute. The charter contract of another MALT LNG Carrier expired in March 2015 as originally scheduled and the Teekay LNG-Marubeni Joint Venture is seeking to secure employment for this vessel as well.

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

Income from Vessel Operations. To assist us in evaluating our operations by segment, we analyze the income we receive from each segment after deducting operating expenses, but prior to the inclusion or deduction of equity income, interest expense, taxes, foreign currency and derivative gains or losses and other income (expense). For more information, please read “Item 18 – Financial Statements: Note 3 – Segment Reporting.”

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

RESULTS OF OPERATIONS

Items You Should Consider When Evaluating Our Results of Operations

Some factors that have affected our historical financial performance and may affect our future performance are listed below:

•

The amount and timing of dry docking of our vessels can significantly affect our revenues between periods. Our vessels are off-hire at various points of time due to scheduled and unscheduled maintenance. During 2014, 2013 and 2012, we had 140, 135 and 23 scheduled off-hire days, respectively, relating to dry docking on our vessels that are consolidated for accounting purposes. In addition, two of our consolidated vessels had unplanned off-hire of 26 days in 2014 relating to repairs. The financial impact from these periods of off-hire, if material, is explained in further detail below. Two of our consolidated vessels, are scheduled for dry docking in 2015.

•

The size of our fleet changes. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and sales. Please read “Liquefied Gas Segment” and “Conventional Tanker Segment” below and “Significant Developments in 2014 and Early 2015” above for further details about certain prior and future vessel deliveries and sales.

•

Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to experience a global manpower shortage of qualified seafarers in certain sectors due to growth in the world fleet and competition for qualified personnel. In recent years, upward pressure on manning costs has temporarily stabilized and resulted in lower wage increases than has been seen in the past. However, this situation will likely not continue in the long term. Going forward, there may be significant increases in crew compensation as vessel and officer supply dynamics continue to change. In addition, factors such as pressure on commodity and raw material prices, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of inflationary and other price escalations; however increases to operational costs are still likely to occur in the future.

•

Our financial results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as the majority of our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates, foreign exchange rates and spot tanker rates fluctuate relating to our interest rate swaps, cross currency swaps and to the agreement we have with Teekay Corporation relating to the time charter contract for the Toledo Spirit Suezmax tanker. Please read “Item 18 – Financial Statements: Note 11(c) – Related Party Transactions” and “Note 12 – Derivative Instruments.” The unrealized gains or losses relating to changes in fair value of our derivative instruments do not impact our cash flows.

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

•

Three of our Suezmax tankers and one of our LPG carriers earned revenues based partly on spot market rates. The time-charter contract for one of our Suezmax tankers, the Teide Spirit, and one of our LPG carriers, the Norgas Napa, contain a component providing for additional revenue to us beyond the fixed-hire rate when spot market rates exceed certain threshold amounts. The time-charter contracts for the Bermuda Spirit and Hamilton Spirit Suezmax tankers were amended in the fourth quarter of 2012 for a period of 24 months, which ended on September 30, 2014, and during this period contained a component providing for additional revenues to us beyond the fixed-hire rate when spot market rates exceed certain threshold amounts. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed-hire rate, our results of operations and cash flow from operations will be influenced, by the variable component of the charters in periods where the spot market rates exceed the threshold amounts.

Global natural gas and crude oil prices have significantly declined since mid-2014. A continuation of lower natural gas or oil prices or a further decline in natural gas or oil prices may adversely affect investment in the exploration for or development of new or existing natural gas reserves or projects and limit our growth opportunities, as well as reduce our revenues upon entering into replacement or new charter contracts. In addition, lower oil prices may negatively affect both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil.

Year Ended December 31, 2014 versus Year Ended December 31, 2013

Liquefied Gas Segment

As at December 31, 2014, our liquefied gas segment fleet, including newbuildings, included 47 LNG carriers and 30 LPG/Multigas carriers, in which our interests ranged from 20% to 100%. However, the table below only includes 13 LNG carriers and six LPG/Multigas carriers. The table excludes eight newbuilding LNG carriers under construction and the following vessels accounted for under the equity method: (i) six LNG carriers relating to our joint venture with Marubeni Corporation (or the MALT LNG Carriers), (ii) four LNG carriers relating to the Angola LNG Project (or the Angola LNG Carriers), (iii) four LNG carriers relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers), (iv) four newbuilding LNG carriers relating to the BG Joint Venture, (v) six newbuilding LNG carriers relating to the Yamal LNG Joint Venture, (vi) two LNG carriers (or the Exmar LNG Carriers) and (vii) 15 LPG carriers and nine newbuilding LPG carriers (or the Exmar LPG Carriers) relating to our joint ventures with Exmar.

The following table compares our liquefied gas segment’s operating results for 2014 and 2013, and compares its net voyage revenues (which is a non-GAAP financial measure) for 2014 and 2013, to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. Dollars, except revenue days,	Year Ended December 31,
calendar-ship-days and percentages)	2014	2013	% Change

Voyage revenues	307,426	285,694	7.6
Voyage expenses	(1,768)	(407)	334.4

Net voyage revenues	305,658	285,287	7.1
Vessel operating expenses	(59,087)	(55,459)	6.5
Depreciation and amortization	(71,711)	(71,485)	0.3
General and administrative (1)	(17,992)	(13,913)	29.3

Income from vessel operations	156,868	144,430	8.6

Operating Data:
Revenue Days (A)	6,534	5,919	10.4
Calendar-Ship-Days (B)	6,619	5,981	10.7
Utilization (A)/(B)	98.7%	99.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied gas segment’s total calendar-ship-days increased by 11% to 6,619 days in 2014 from 5,981 days in 2013, as a result of the acquisition and delivery of two LNG carriers from Awilco (or the Awilco LNG Carriers), the Wilforce and Wilpride, on September 16, 2013 and November 28, 2013, respectively, and the acquisition and delivery of the Norgas Napa on November 13, 2014.

During 2014, the Galicia Spirit, Madrid Spirit and Polar Spirit were off-hire for 28, 24 and 6 days, respectively, for scheduled dry dockings, compared to the Arctic Spirit and Catalunya Spirit being off-hire for 41 and 21 days, respectively, for scheduled dry dockings in 2013.

Net Voyage Revenues. Net voyage revenues increased during 2014 compared to 2013, primarily as a result of:

•	an increase of $20.7 million as a result of the acquisition and delivery of the Awilco LNG Carriers in September 2013 and November 2013;

•	an increase of $3.2 million due to the Arctic Spirit being off-hire for 41 days in the first quarter of 2013 for a scheduled dry docking;

•	an increase of $2.1 million due to the Catalunya Spirit being off-hire for 21 days in the second quarter of 2013 for a scheduled dry docking;

•	an increase of $0.9 million due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar compared to 2013;

•

an increase of $0.8 million relating to amortization of in-process contracts recognized into revenue with respect to our shipbuilding and site supervision contract associated with the four LNG newbuilding carriers in the BG Joint Venture (however, we had a corresponding increase in operating expenses); and

•	an increase of $0.5 million as a result of the acquisition and delivery of the Norgas Napa on November 13, 2014;

partially offset by:

•	a decrease of $2.6 million due to the Galicia Spirit being off-hire for 28 days in the first quarter of 2014 for a scheduled dry docking;

•	a decrease of $2.4 million relating to 18 days of unscheduled off-hire in the first quarter of 2014 due to repairs required for one of our LNG carriers;

•	a decrease of $2.1 million due to the Madrid Spirit being off-hire for 24 days in the third quarter of 2014 for a scheduled dry docking;

•

a decrease of $0.7 million due to the Polar Spirit being off-hire for six days in the fourth quarter of 2014 for a scheduled dry docking and a further eight days of unscheduled off-hire in the fourth quarter of 2014 for repairs; and

•	a decrease of $0.6 million due to operating expense and dry-docking recovery adjustments under our charter provisions for the Tangguh Hiri and Tangguh Sago.

Vessel Operating Expenses. Vessel operating expenses increased during 2014 compared to 2013, primarily as a result of:

•	an increase of $1.6 million relating to costs to train our crew for two LNG carrier newbuildings that are expected to deliver in the first half of 2016;

•	an increase of $0.9 million as a result of higher manning costs due to wage increases relating to certain of our LNG carriers; and

•	an increase of $0.8 million in relation to our agreement to provide shipbuilding and site supervision costs associated with the four LNG newbuilding carriers in the BG Joint Venture.

Depreciation and Amortization. Depreciation and amortization remained consistent compared to last year.

Conventional Tanker Segment

As at December 31, 2014, our fleet included seven Suezmax-class double-hulled conventional crude oil tankers and one Handymax product tanker, six of which we own and two of which we lease under capital leases. All of our conventional tankers operate under fixed-rate charters. The Bermuda Spirit’s and Hamilton Spirit’s time-charter contracts were amended in the fourth quarter of 2012 to reduce the daily hire rate on each by $12,000 per day through September 30, 2014. However, during this renegotiated period, Suezmax tanker spot rates exceeded the renegotiated charter rate, and the charterer paid us the excess amount up to a maximum of the original charter rate. The impact of the change in hire rates is not fully reflected in the table below as the change in the lease payments is being recognized on a straight-line basis over the term of the lease.

In addition, CEPSA, the charterer and owner of our conventional vessels under capital lease, sold the Tenerife Spirit in December 2013, the Algeciras Spirit in February 2014 and the Huelva Spirit in August 2014, and on redelivery of the vessels to CEPSA, the charter contracts with us were terminated. Upon sale of the vessels, we were not required to pay the balance of the capital lease obligations, as the vessels under capital lease were returned to the owner and the capital lease obligations were concurrently extinguished. When the vessels were sold to a third party, we were subject to seafarer severance related costs.

The following table compares our conventional tanker segment’s operating results for 2014 and 2013, and compares its net voyage revenues (which is a non-GAAP financial measure) for 2014 and 2013 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days,	Year Ended December 31,
calendar-ship-days and percentages)	2014	2013	% Change

Voyage revenues	95,502	113,582	(15.9)
Voyage expenses	(1,553)	(2,450)	(36.6)

Net voyage revenues	93,949	111,132	(15.5)
Vessel operating expenses	(36,721)	(44,490)	(17.5)
Depreciation and amortization	(22,416)	(26,399)	(15.1)
General and administrative (1)	(5,868)	(6,531)	(10.2)
Restructuring charges	(1,989)	(1,786)	11.4

Income from vessel operations	26,955	31,926	(15.6)

Operating Data:
Revenue Days (A)	3,121	3,921	(20.4)
Calendar-Ship-Days (B)	3,202	3,994	(19.8)
Utilization (A)/(B)	97.5%	98.2%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Net Voyage Revenues. Net voyage revenues decreased during 2014 compared to 2013, primarily as a result of:

•	a decrease of $23.1 million due to the sales of the Tenerife Spirit, Algeciras Spirit and Huelva Spirit in December 2013, February 2014 and August 2014, respectively;

•	a decrease of $1.1 million due to the Teide Spirit being off-hire for 31 days for a scheduled dry docking in 2014; and

•	a decrease of $0.7 million due to the Bermuda Spirit being off-hire for 27 days in 2014 and the Hamilton Spirit being off-hire for 24 days in 2014 for scheduled dry dockings;

partially offset by:

•	an increase of $2.7 million due to off-hire of the European Spirit, Asian Spirit and African Spirit for 25, 22 and 27 days, respectively, in 2013 for scheduled dry dockings;

•

an increase of $2.6 million due to higher revenues earned by the Bermuda Spirit and Hamilton Spirit relating to the agreement between us and the charterer as Suezmax tanker spot rates exceeded the renegotiated charter rate, therefore the additional revenues received were greater during 2014 as compared to last year; and

•

an increase of $2.4 million due to higher revenues earned by the Toledo Spirit in 2014 relating to the agreement between us and CEPSA (however, we had a corresponding increase in our realized loss on our associated derivative contract with Teekay Corporation; therefore, this increase and future increases or decreases related to this agreement did not and will not affect our cash flow or net income).

Vessel Operating Expenses. Vessel operating expenses decreased by $7.8 million during 2014 compared to 2013 primarily as a result of the sales of the Tenerife Spirit, Algeciras Spirit and Huelva Spirit in December 2013, February 2014 and August 2014, respectively.

Depreciation and Amortization. Depreciation and amortization decreased by $4.0 million during 2014 compared to 2013, as a result of the sales of the Tenerife Spirit, Algeciras Spirit and Huelva Spirit in December 2013, February 2014 and August 2014, respectively.

Restructuring Charge. Restructuring charge of $2.0 million and $1.8 million for 2014 and 2013, respectively, were related to the seafarer severance payments upon CEPSA selling our vessels under capital lease, the Tenerife Spirit, Algeciras Spirit and Huelva Spirit, between December 2013 and August 2014.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $23.9 million for 2014, from $20.4 million for 2013, primarily due to a greater amount of business development, legal and tax services provided to us by Teekay Corporation to support our growth, higher advisory fees incurred to support our business development activities, and legal and tax fees associated with the termination of the capital lease obligations in the Teekay Nakilat Joint Venture.

Equity Income. Equity income decreased to $115.5 million for 2014, from $123.3 million for 2013, as set forth in the table below:

	Angola	Exmar	Exmar	MALT	RasGas 3		Total
	LNG	LNG	LPG	LNG	LNG		Equity
	Carriers	Carriers	Carriers	Carriers	Carriers	Other	Income
Year ended December 31, 2014	3,472	10,651	44,114	36,805	20,806	(370)	115,478
Year ended December 31, 2013	29,178	10,650	17,415	43,428	22,611	—	123,282

Difference	(25,706)	1	26,699	(6,623)	(1,805)	(370)	(7,804)

The $25.7 million decrease for 2014 in our 33% investment in the four Angola LNG Carriers was primarily due to $23.6 million of unrealized losses on derivative instruments in 2014 as a result of long-term LIBOR benchmark interest rates decreasing for interest rate swaps maturing in 2023 and 2024, compared to unrealized gains on derivative instruments in the same period last year, and an increase in vessel operating expenses relating to vessel main engine overhauls in 2014.

The $26.7 million increase for 2014 in our 50% ownership interest in Exmar LPG BVBA was primarily due to our 50% acquisition of this joint venture in February 2013, the $16.9 million gain on the sales of the Flanders Tenacity, Eeklo and Flanders Harmony, which were sold during the second and third quarters of 2014, the delivery of three newbuildings, the Waasmunster, Warinsart and Waregem, during the second and third quarters of 2014, and higher revenues as a result of higher Very Large Gas Carrier spot rates earned in 2014; partially offset by the redelivery of Berlian Ekuator back to its owner in January 2014, a loss on the sale of Temse in the first quarter of 2014, and less income generated as a result of the disposals of the Donau (March 2013), Temse, Eeklo, Flanders Tenacity and Flanders Harmony,

The $6.6 million decrease for 2014 in our 52% investment in the MALT LNG Carriers was primarily due to the off-hire of Woodside Donaldson and Magellan Spirit for 34 days and 23 days, respectively, during 2014 for scheduled dry dockings, the off-hire of Woodside Donaldson for seven days in 2014 for motor repairs, an increase in vessel operating expenses due to higher overall repair expenditures in 2014, an increase in interest expenses due to higher interest margins upon completion of debt refinancing within the Teekay LNG-Marubeni Joint Venture in June and July 2013, and an increase in depreciation expenses due to dry-dock additions in 2014. These decreases were partially offset by the Methane Spirit being off-hire for 28 days for a scheduled dry docking in 2013.

The $1.8 million decrease for 2014 in our 40% investment in the RasGas 3 LNG Carriers primarily resulted from a performance claim provision recorded in 2014 and higher operating expense due to timing of services and crew wage increases, partially offset by lower interest expense due to principal repayments made during 2013 and 2014.

Interest Expense. Interest expense increased to $60.4 million for 2014, from $55.7 million for 2013. Interest expense primarily reflects interest incurred on our long-term debt and capital lease obligations. This increase was primarily the result of:

•	an increase of $7.0 million relating to two new debt facilities used to fund the deliveries of the two Awilco LNG Carriers in late-2013;

•	an increase of $4.7 million as a result of our Norwegian Kroner bond issuance in September 2013; and

•

an increase of $3.0 million relating to accelerated amortization of Teekay Nakilat Joint Venture’s deferred debt issuance cost upon the termination of the leasing of the RasGas II LNG Carriers and related debt refinancing in 2014;

partially offset by:

•

a decrease of $5.8 million due to lower interest on capital lease obligations from the Tenerife Spirit, Algeciras Spirit and Huelva Spirit in December 2013, February 2014 and August 2014, respectively;

•	a decrease of $2.4 million due to debt repayments during 2013 and 2014 and a decrease in LIBOR for our floating-rate debt; and

•	a decrease of $1.7 million due to an increase in capitalized interest expense as a result of a higher number of newbuildings in 2014 compared to 2013

Interest Income. Interest income remained comparable to 2013.

Realized and Unrealized Loss on Derivative Instruments. Net realized and unrealized losses on derivative instruments decreased to $44.7 million for 2014, from $14.0 million for 2013 as set forth in the table below.

	Year Ended			Year Ended
	December 31, 2014			December 31, 2013
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
(in thousands of U.S. Dollars)	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(39,406)	4,204	(35,202)	(38,089)	18,868	(19,221)
Interest rate swap agreements termination	(2,319)	—	(2,319)	—	—	—
Toledo Spirit time-charter derivative	(861)	(6,300)	(7,161)	1,521	3,700	5,221

	(42,586)	(2,096)	(44,682)	(36,568)	22,568	(14,000)

As at December 31, 2014 and 2013, we had interest rate swap agreements with an aggregate average net outstanding notional amount of approximately $1.0 billion and $870.4 million, respectively, with average fixed rates of 4.1% and 4.6%, respectively. The increase in realized losses from 2013 to 2014 relating to our interest rate swaps was primarily due to the addition of six interest rate swaps in 2014, the termination of interest rate swaps in December 2014 formerly held by the Teekay Nakilat Joint Venture, and lower short-term variable interest rates in 2014 compared to the same period in 2013.

During 2014, we recognized unrealized losses on our interest rate swaps associated with our U.S. Dollar-denominated restricted cash deposits, which were terminated in December 2014. This resulted from transfers of $172.5 million of previously recognized unrealized gains to realized gains related to actual cash settlements of our interest rate swaps, partially offset by $90.0 million of unrealized gains relating to decreases in long-term forward LIBOR benchmark interest rates relative to the beginning of 2014.

During 2014, we recognized unrealized gains on our interest rate swaps associated with our U.S. Dollar-denominated long-term debt and capital leases. This resulted from transfers of $204.9 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $104.0 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates relative to the beginning of 2014.

During 2013, we recognized unrealized losses on our interest rate swaps associated with our U.S. Dollar-denominated restricted cash deposits. This resulted from $63.0 million of unrealized losses relating to increases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2013, plus transfers of $21.7 million of previously recognized unrealized gains to realized gains related to actual cash settlement of our interest rate swaps.

During 2013, we recognized unrealized gains on our interest rate swaps associated with our U.S. Dollar-denominated long-term debt and capital leases. This resulted from $44.0 million of unrealized gains relating to increases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2013, and transfers of $49.8 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

Long-term forward EURIBOR benchmark interest decreased during 2014 and increased during 2013, which resulted in an unrealized loss of $14.2 million and an unrealized gain of $9.7 million, respectively, from our interest rate swaps associated with our Euro-denominated long-term debt.

The projected average tanker rates in the tanker market in 2014 increased compared to 2013, which resulted in $6.3 million of unrealized losses on our Toledo Spirit time-charter derivative in 2014. The projected average tanker rates in 2013 decreased compared to 2012, which resulted in a $3.7 million unrealized gain on our Toledo Spirit time-charter derivative in 2013. The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate.

Please see “Item 5 – Operating and Financial Review and Prospects: Critical Accounting Estimates – Valuation of Derivative Instruments,” which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized gain (loss) on derivative instruments.

Foreign Currency Exchange Gains and (Losses). Foreign currency exchange gains and (losses) were $28.4 million and ($15.8) million for 2014 and 2013, respectively. These foreign currency exchange gains and losses, substantially all of which were unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross-currency swaps. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For 2014, foreign currency exchange losses include realized losses of $2.2 million and unrealized losses of $51.8 million on our cross-currency swaps and unrealized gains of $48.8 million on the revaluation of our NOK-denominated debt. For 2014, foreign currency exchange losses also include the revaluation of our Euro-denominated restricted cash and debt resulting in an unrealized gain of $34.3 million.

For 2013, foreign currency exchange losses include realized losses of $0.3 million and unrealized losses of $15.4 million on our cross-currency swaps and unrealized gains of $12.3 million on the revaluation of our NOK-denominated debt. For 2013, foreign currency exchange losses also include the revaluation of our Euro-denominated restricted cash, debt and capital leases resulting in an unrealized loss of $12.5 million.

Other Income (Expense). Other income decreased by $0.5 million for 2014 compared to 2013 primarily due to one of our guarantee liabilities being fully amortized in 2013.

Income Tax Expense. Income tax expense increased to $7.6 million for 2014, from $5.2 million for 2013, primarily as a result of higher income in 2014 from the termination of capital lease obligations and refinancing in the Teekay Nakilat Joint Venture.

Other Comprehensive Income/(loss) (OCI). OCI decreased to a loss of ($1.5) million for 2014, from income of $0.1 million for 2013, due to an unrealized loss on the valuation of an interest rate swap which was entered into during 2013 and accounted for using hedge accounting within the equity accounted Teekay LNG-Marubeni Joint Venture.

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

The following table compares our liquefied gas segment‘s operating results for 2013 and 2012, and compares its net voyage revenues (which is a non-GAAP financial measure) for 2013 and 2012, to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. Dollars, except revenue days,	Year Ended December 31,
calendar-ship-days and percentages)	2013	2012	% Change

Voyage revenues	285,694	278,511	2.6
Voyage expenses	(407)	(66)	516.7

Net voyage revenues	285,287	278,445	2.5
Vessel operating expenses	(55,459)	(50,124)	10.6
Depreciation and amortization	(71,485)	(69,064)	3.5
General and administrative (1)	(13,913)	(13,224)	5.2

Income from vessel operations	144,430	146,033	(1.1)

Operating Data:
Revenue Days (A)	5,919	5,833	1.5
Calendar-Ship-Days (B)	5,981	5,856	2.1
Utilization (A)/(B)	99.0%	99.6%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied gas segment‘s total calendar-ship-days increased by 2% to 5,981 days in 2013 from 5,856 days in 2012, as a result of the acquisition and delivery of two LNG carriers from Awilco (or the Awilco LNG Carriers), Wilforce and Wilpride, on September 16, 2013 and November 28, 2013, respectively.

During 2013, the Arctic Spirit and Catalunya Spirit were off-hire for 41 and 21 days, respectively, for scheduled dry dockings, compared to the Hispania Spirit being off-hire for approximately 21 days for a scheduled dry docking in 2012.

Net Voyage Revenues. Net voyage revenues increased during 2013 compared to 2012, primarily as a result of:

•	an increase of $5.0 million as a result of the acquisition and delivery of the Awilco LNG Carriers on September 16, 2013 and November 28, 2013;

•	an increase of $3.2 million due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar compared to the prior year;

•	an increase of $2.0 million during 2013 due to operating expense and dry-docking recovery adjustments under our charter provisions for the Tangguh Hiri and Tangguh Sago;

•	an increase of $1.4 million due to the Hispania Spirit being off-hire for 21 days in 2012 for a scheduled dry docking; and

•	an increase of $0.9 million due to a reduction of revenue in the prior year to compensate the charterer of the Galicia Spirit for delaying its scheduled dry docking in 2012;

partially offset by:

•	a decrease of $3.2 million due to the Arctic Spirit being off-hire for 41 days in 2013 for a scheduled dry docking;

•	a decrease of $2.0 million due to the Catalunya Spirit being off-hire for 21 days in 2013 for a scheduled dry docking; and

•	a decrease of $0.8 million due to one less calendar day during 2013 compared to the prior year.

Vessel Operating Expenses. Vessel operating expenses increased during 2013 compared to 2012, primarily as a result of:

•	an increase of $2.1 million during 2013 as a result of higher manning costs due to wage increases in certain of our LNG carriers;

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

Conventional Tanker Segment

As at December 31, 2013, our fleet included 9 Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker, six of which we own and four of which we lease under capital leases. All of our conventional tankers operate under fixed-rate charters. The Bermuda Spirit’s and Hamilton Spirit’s time-charter contracts were amended in the fourth quarter of 2012 to reduce the daily hire rate on each by $12,000 per day for a duration of 24 months, commencing October 1, 2012. The full impact of the change in hire rates is not fully reflected in the table below as the change in the lease payments are being recognized on a straight-line basis over the term of the lease.

In addition, CEPSA, the charterer (who was also the owner) of our conventional vessels under capital lease reached an agreement for the third-party sale of the Tenerife Spirit, Algeciras Spirit and the Huelva Spirit in November 2013, January 2014 and August 2014, respectively. Upon sale of the vessels, we were not required to pay the balance of the capital lease obligations as the vessels under capital leases were returned to the owner and the capital lease obligations were concurrently extinguished. We did not record a gain or loss on the sale of these vessels and we do not expect to record a gain or loss on future sales of vessels under capital lease. When the vessels were sold to a third party, we were subject to seafarer severance related costs.

The following table compares our conventional tanker segment‘s operating results for the years ended December 31, 2013 and 2012, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2013 and 2012 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days,	Year Ended December 31,
calendar-ship-days and percentages)	2013	2012	% Change

Voyage revenues	113,582	114,389	(0.7)
Voyage expenses	(2,450)	(1,706)	43.6

Net voyage revenues	111,132	112,683	(1.4)
Vessel operating expenses	(44,490)	(44,412)	0.2
Depreciation and amortization	(26,399)	(31,410)	(16.0)
General and administrative (1)	(6,531)	(5,736)	13.9
Restructuring charge	(1,786)	—	100.0
Write down of vessels	—	(29,367)	(100.0)

Income from vessel operations	31,926	1,758	1,716.0

Operating Data:
Revenue Days (A)	3,921	4,026	(2.6)
Calendar-Ship-Days (B)	3,994	4,026	(0.8)
Utilization (A)/(B)	98.2%	100.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Net Voyage Revenues. Net voyage revenues decreased during 2013 compared to 2012, primarily as a result of:

•	a decrease of $2.5 million due to the African Spirit, Asian Spirit and European Spirit being off-hire for 26, 22 and 25 days, respectively, as a result of scheduled dry dockings during 2013;

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

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 7.8% to $20.4 million for 2013, from $19.0 million for 2012, primarily due to timing of accounting recognition of restricted unit awards as a result of certain senior personnel meeting retirement eligibility criteria. Please read “Item 18 – Financial Statements: Note: 16 – Unit-Based compensation.”

Equity Income. Equity income increased to $123.3 million for 2013, from $78.9 million for 2012, as set forth in the table below:

(in thousands of U.S. Dollars)	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Total Equity Income
Year ended December 31, 2013	29,178	10,650	17,415	43,428	22,611	123,282
Year ended December 31, 2012	13,015	7,994	—	39,349	18,508	78,866

Difference	16,163	2,656	17,415	4,079	4,103	44,416

Equity income increased by $44.4 million from the prior year, primarily as a result of:

•	an increase of $17.4 million due to the acquisition of a 50% ownership interest in Exmar LPG BVBA in February 2013;

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

•

an increase of $4.1 million in our 40% investment in the RasGas 3 LNG Carriers, primarily due to the change in unrealized gains on derivative instruments as a result of long-term LIBOR benchmark interest rates increasing, as compared to 2012; and

•

an increase of $2.7 million due to higher net income from our 50% investment in the Exmar LNG Carriers primarily resulting from a provision from a customer‘s claim relating to the two LNG carriers in 2012 and from the off-hire of Excalibur for scheduled dry docking during 2012;

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

partially offset by:

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

partially offset by:

•

an increase of $0.6 million due to interest earned on our $81.7 million of advances due from Exmar LPG BVBA, see Item 18 - Financial Statements: Note 6(b) – Advances to Joint Venture Partner and Equity Accounted Joint Ventures.

Realized and Unrealized Loss on Derivative Instruments. Net realized and unrealized losses on derivative instruments decreased to $14.0 million for 2013, from $29.6 million for 2012 as set forth in the table below.

	Year Ended			Year Ended
	December 31, 2013			December 31, 2012
	Realized gains	Unrealized gains		Realized gains	Unrealized gains
(in thousands of U.S. Dollars)	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(38,089)	18,868	(19,221)	(37,427)	5,200	(32,227)
Toledo Spirit time-charter derivative	1,521	3,700	5,221	907	1,700	2,607

	(36,568)	22,568	(14,000)	(36,520)	6,900	(29,620)

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

During 2013, we recognized unrealized losses on our interest rate swaps associated with our U.S. Dollar-denominated restricted cash deposits. This resulted from $63.0 million of unrealized losses relating to increases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2013, plus transfers of $21.7 million of previously recognized unrealized gains to realized gains related to actual cash settlement of our interest rate swaps.

During 2013, we recognized unrealized gains on our interest rate swaps associated with our U.S. Dollar-denominated long-term debt and capital leases. This resulted from $44.0 million of unrealized gains relating to increases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2013, and transfers of $49.8 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

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

The projected average forward tanker rates in 2013 decreased compared to 2012, which resulted in a $3.7 million unrealized gain on our Toledo Spirit time-charter derivative. The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate (see “Item 18—Financial Statements: Note 12—Derivative Instruments”).

Foreign Currency Exchange Losses. Foreign currency exchange losses were $15.8 million and $8.2 million for 2013 and 2012, respectively. These foreign currency exchange losses, substantially all of which were unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans and restricted cash for financial reporting purposes and the realized and unrealized losses and gains on our cross-currency swaps. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For 2013, foreign currency exchange losses include realized losses of $0.3 million and unrealized losses of $15.4 million on our cross-currency swaps and unrealized gains of $12.3 million on the revaluation of our NOK-denominated debt. For 2013, foreign currency exchange losses also include the revaluation of our Euro-denominated restricted cash, debt and capital leases resulting in an unrealized loss of $12.5 million.

For 2012, foreign currency exchange losses include realized gains of $0.3 million and unrealized losses of $2.7 million on our cross-currency swap and unrealized losses of $0.8 million on the revaluation of our NOK-denominated debt. For 2012, foreign currency exchange losses also include the revaluation of our Euro-denominated restricted cash, debt and capital leases resulting in an unrealized loss of $4.7 million.

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

•	an increase of $0.9 million as a result of a reduction in the valuation allowance in 2012 relating to the RasGas II LNG Carriers‘ deferred tax assets.

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

Our revolving credit facilities and term loans are described in “Item 18 – Financial Statements: Note 9 – Long-Term Debt.” They contain covenants and other restrictions typical of debt financing secured by vessels, that restrict the ship-owning subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into a new line of business. Certain of our revolving credit facilities and term loans require us to maintain financial covenants. If we do not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having a significant impact our short-term liquidity requirements. As at December 31, 2014, we and our affiliates were in compliance with all covenants relating to our credit facilities and term loans.

As at December 31, 2014, our cash and cash equivalents were $159.6 million, compared to $139.5 million at December 31, 2013. Our total liquidity, which consists of cash, cash equivalents and undrawn medium-term credit facilities, was $295.2 million as at December 31, 2014, compared to $332.2 million as at December 31, 2013. The decrease in total consolidated liquidity is primarily due to installment payments in 2014 relating to our eight newbuildings, contributions in the BG Joint Venture and the Yamal LNG Joint Venture to fund the newbuild installments in these joint ventures, and the acquisition of the Norgas Napa; partially offset by a new term loan entered into in March 2014 relating to the second Awilco LNG Carrier, the Wilpride, net proceeds from our 3.1 million common unit equity offering in July 2014, net proceeds from our 1.1 million common units issued under our continuous offering program in the fourth quarter of 2014, and the net proceeds upon refinancing of the Teekay Nakilat Joint Venture’s debt facility in the fourth quarter of 2014.

As of December 31, 2014, we had a working capital deficit of $117.9 million. The working capital deficit includes a $57.7 million outstanding balance on one of our debt facilities that matures in the second quarter of 2015. We expect to refinance this debt facility before it comes due.

We expect to manage the remaining portion of our working capital deficit primarily with net operating cash flow, debt refinancing and, to a lesser extent, existing undrawn revolving credit facilities. As at December 31, 2014, we had undrawn medium-term credit facilities of $135.6 million.

As described under “Item 4 – Information on the Company: C. Regulations,” passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and gas and reduced demand for our services.

Cash Flows. The following table summarizes our cash flow for the periods presented:

	Year Ended December 31,
(in thousands of U.S. Dollars)	2014	2013	2012
Net cash flow from operating activities	191,097	183,532	192,013
Net cash flow from financing activities	100,700	334,684	30,374
Net cash flow used for investing activities	(271,639)	(492,312)	(202,437)

Operating Cash Flows. Net cash flow from operating activities increased to $191.1 million in 2014 from $183.5 million in 2013, primarily due to the acquisition and delivery of the two Awilco LNG Carriers in late-2013, an increase in revenue from the Bermuda Spirit and Hamilton Spirit as a result of the agreement between us and the charterer as Suezmax tanker spot rates exceeded the renegotiated charter rate during 2014 and the charter rates reverting back to their original rates in October 2014, and the acquisition of the Norgas Napa in November 2014; partially offset by the sales of the Tenerife Spirit, Algeciras Spirit and Huelva Spirit in December 2013, February 2014 and August 2014, respectively, and 18 days of unscheduled off-hire during 2014 due to repairs required for one of our LNG carriers. Net cash flow from operating activities decreased to $183.5 million in 2013 from $192.0 million in 2012, primarily due to a greater number of off-hire days relating to scheduled dry dockings during 2013 compared to 2012, a corresponding increase in dry-docking expenditures and less dividends received from our equity accounted joint ventures during 2013. Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repair and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends from equity accounted investments, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period depending on the vessel’s maintenance schedule.

Our equity accounted joint ventures are generally required to distribute all available cash to its shareholders. However, the timing and amount of dividends from each of our equity accounted joint ventures may not necessarily coincide with the net income or operating cash flow generated from each respective equity accounted joint venture. The timing and amount of dividends distributed by our equity accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures and/or as required under financing agreements.

Financing Cash Flows. Our investments in vessels and equipment are financed primarily with term loans, capital lease arrangements and proceeds from issuance of securities. Proceeds from long-term debt were $944.1 million, $719.3 million and $500.3 million, respectively, for 2014, 2013 and 2012. The proceeds from long-term debt for 2014 includes a new $130.0 million term loan entered into in March 2014 relating to the second Awilco LNG Carrier acquired in 2013 and the Teekay Nakilat Joint Venture refinancing its term loan that was due in 2019 of $278.2 million, as of September 30, 2014, with a new US Dollar-denominated term loan of $450.0 million due in 2026. From time to time, we refinance our loans and revolving credit facilities. During 2014, we primarily used the proceeds from the issuance of securities and long-term debt to acquire and fund our proportionate interest of newbuilding installments in the BG Joint Venture and the Yamal Joint Venture, fund the acquisition of the Norgas Napa in November 2014, to fund construction costs for our eight LNG newbuildings, to fund the acquisition of three LNG carriers under capital lease (of which a portion of the repayment was from the release of restricted cash deposits), and to prepay and repay outstanding debt under our revolving credit facilities. The decrease in restricted cash was used to acquire the RasGas II LNG Carriers under capital lease in the Teekay Nakilat Joint Venture. During 2013, we primarily used the proceeds from the issuance of securities and long-term debt to fund the acquisition of our 50% interest in the Exmar LPG Carriers, to fund the acquisition of the Awilco LNG Carriers, to fund construction costs for our five LNG newbuilding carriers, to provide an advance to Exmar LPG BVBA for the purpose of funding newbuildings, to prepay and repay outstanding debt under our revolving credit facilities, and for general partnership purposes. During 2012, we primarily used the proceeds from long-term debt to fund the acquisition of our 52% interest in the six MALT LNG Carriers, to fund the first installment payment for two LNG newbuildings, to fund the acquisition of our 33% interest in the fourth Angola LNG Carrier, to prepay and repay outstanding debt under our revolving credit facilities and for general corporate purposes.

During the fourth quarter of 2014, we sold an aggregate of approximately 1.1 million common units under the continuous offering program (or COP) for net proceeds of $41.7 million. On July 17, 2014, we completed a public offering of 3.1 million common units at a price of $44.65 per unit, for net proceeds of approximately $140.5 million. On October 7, 2013, we completed a public offering of approximately 3.5 million common units at a price of $42.62 per unit, for net proceeds of $144.8 million. On July 30, 2013, we completed a direct equity placement of approximately 0.9 million common units for net proceeds of $40.8 million. On May 22, 2013, we implemented the COP and sold an aggregate of approximately 0.1 million common units during 2013 for net proceeds of $4.9 million. On September 10, 2012, we completed a public offering of approximately 4.8 million common units at a price of $38.43 per unit, for net proceeds of $182.3 million. Please read “Item 18 – Financial Statements: Note 15 – Total Capital and Net Income Per Unit.”

Cash distributions paid during 2014 increased to $240.5 million from $215.4 million for 2013. This increase was the result of:

•	an increase in the number of units eligible to receive the cash distribution as a result of the equity offerings during 2014 and 2013; and

•	an increase in our quarterly distribution to $0.6918 per unit from $0.6750 per unit starting with the first quarter distribution in 2014.

Cash distributions paid during 2013 increased to $215.4 million from $195.9 million for 2012. This increase was the result of:

•	an increase in the number of units eligible to receive the cash distribution as a result of the equity offerings during 2013 and 2012; and

•	an increase in our quarterly distribution to $0.6750 per unit from $0.6300 per unit starting with the second quarter distribution in 2012.

After December 31, 2014, a cash distribution totaling $63.6 million was declared with respect to the fourth quarter of 2014, which was paid in February 2015. This cash distribution reflected an increase in our quarterly distribution to $0.7000 per unit from $0.6918 per unit.

Investing Cash Flows Net cash flow used in investing activities decreased to $271.6 million in 2014 from $492.3 million in 2013. During 2014, we used cash of $100.2 million primarily to acquire and fund our proportionate interest of newbuilding installments in the BG Joint Venture and the Yamal LNG Joint Venture, $140.4 million relating to newbuilding installments for our eight LNG newbuildings equipped with the MEGI twin engines, $23.1 million relating to the early termination fee on the termination of the leasing of the RasGas II LNG Carriers (which was capitalized as part of the vessels’ costs) and $21.6 million, which is net of $5.4 million owing to Skaugen, to fund our acquisition of the Norgas Napa in November 2014, and $3.8 million relating to certain vessel upgrades. During 2013, we used cash of $308.0 million to fund the acquisitions of two LNG carriers from Awilco in September and November 2013, $135.8 million to fund our 50% interest in the Exmar LPG Carriers and $58.6 million incurred for our three additional LNG newbuilding carriers ordered in July and November 2013. During 2012, we used cash of $151.0 million (including working capital contribution and acquisition costs) to fund the acquisition of our 52% interest in the six MALT LNG Carriers, $38.6 million to fund the first installment payment for two LNG newbuildings and $19.1 million for our acquisition of a 33% interest in the fourth and last Angola LNG Carrier.

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

Certain loan agreements require (a) that minimum levels of tangible net worth and aggregate liquidity be maintained, (b) that we maintain certain ratios of vessel values as it relates to the relevant outstanding loan principal balance, (c) that we do not exceed a maximum amount of leverage and (d) one of our subsidiaries to maintain restricted cash deposits. We have one facility that requires us to maintain a vessel-value-to-outstanding-loan-principal-balance ratio of 115%, which as at December 31, 2014, was 158%. The vessel value is determined using reference to second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices that could be obtained if we sold any of the vessels. Our ship-owning subsidiaries may not, among other things, pay dividends or distributions if they are in default under their term loans or revolving credit facilities. One of our term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at December 31, 2014, we and our affiliates were in compliance with all covenants relating to our credit facilities and capital leases.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at December 31, 2014:

			2016	2018
			and	and	Beyond
	Total	2015	2017	2019	2019
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	1,424.4	141.6	175.8	570.2	536.8
Commitments under capital leases (2)	73.7	7.8	38.6	27.3	—
Commitments under operating leases (3)	343.7	24.1	48.2	48.2	223.2
Newbuilding installments/shipbuilding supervision (4)	2,462.7	188.9	1,092.9	979.8	201.1

Total U.S. Dollar-denominated obligations	4,304.5	362.4	1,355.5	1,625.5	961.1

Euro-Denominated Obligations: (5)
Long-term debt (6)	285.0	15.6	34.6	153.7	81.1

Total Euro-denominated obligations	285.0	15.6	34.6	153.7	81.1

Norwegian Kroner-Denominated Obligations: (5)
Long-term debt (7)	214.7	—	93.9	120.8	—

Total Norwegian Kroner-Denominated obligations	214.7	—	93.9	120.8	—

Totals	4,804.2	378.0	1,484.0	1,900.0	1,042.2

(1)

Excludes expected interest payments of $23.3 million (2015), $42.2 million (2016 and 2017), $24.6 million (2018 and 2019) and $38.6 million (beyond 2019). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at December 31, 2014, plus margins on debt that has been drawn that ranged up to 2.80% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(2)

Includes, in addition to lease payments, amounts we may be required to pay to purchase leased vessels at the end of lease terms. The lessor has the option to sell these vessels to us at any time during the remaining lease term; however, in this table we have assumed the lessor will not exercise its right to sell the vessels to us until after the lease term expire, which is during the years 2017 to 2018. The purchase price for any vessel we are required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisfy any such purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to our assuming the financing obligations. Please read “Item 1 – Financial Statements: Note 4 – Leases and Restricted Cash.”

(3)

We have corresponding leases whereby we are the lessor and expect to receive an aggregate of approximately $303.7 million for these leases from 2015 to 2029. Please read “Item 18 – Financial Statements: Note 4 – Leases and Restricted Cash.”

(4)

Between December 2012 and December 2014, we entered into agreements for the construction of eight LNG newbuildings. The remaining cost for these newbuildings totaled $1,445.4 million as of December 31, 2014, including estimated interest and construction supervision fees.

As part of the acquisition of an ownership interest in the BG Joint Venture, we agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund our proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and our proportionate share of newbuilding installments, net of the secured financing within the joint venture for the LNG carrier newbuildings, totaled $89.4 million. However, as part of this agreement with BG, we expect to recover approximately $20.3 million of the shipbuilding supervision and crew training costs from BG between 2015 and 2019.

In July 2014, the Yamal LNG Joint Venture, in which we have a 50% ownership interest entered into agreements for the construction of six LNG newbuildings. As at December 31, 2014, our 50% share of the remaining cost for these six newbuildings totaled $928.0 million. The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six newbuildings.

The table above excludes nine newbuilding LPG carriers scheduled for delivery between early-2015 and 2018 in the joint venture between Exmar and us. As at December 31, 2014, our 50% share of the remaining cost for these nine newbuildings totaled $190.2 million, including estimated interest and construction supervision fees.

(5)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2014.
(6)

Excludes expected interest payments of $4.3 million (2015), $7.9 million (2016 and 2017), $2.7 million (2018 and 2019) and $1.4 million (beyond 2019). Expected interest payments are based on EURIBOR at December 31, 2014, plus margins that ranged up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of December 31, 2014. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(7)

Excludes expected interest payments of $13.7 million (2015), $23.0 million (2016 and 2017) and $4.8 million (2018 and 2019). Expected interest payments are based on NIBOR at December 31, 2014, plus margins that range up to 5.25%, as well as the prevailing U.S. Dollar/NOK exchange rate as of December 31, 2014. The expected interest payments do not reflect the effect of the related cross-currency swap that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements. The details of our equity accounted investments are shown in Item 18 – Financial Statements: Note 5 – Equity Method Investments.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read “Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies.”

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

Our business model is to employ our vessels on fixed-rate contracts with large energy companies and their transportation subsidiaries. These contracts generally have original terms between 10 to 25 years in length. Consequently, while the market value of a vessel may decline below its carrying value, the carrying value of a vessel may still be recoverable based on the future undiscounted cash flows the vessel is expected to obtain from servicing its existing contract and future contracts.

The following table presents by segment the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2014. Specifically, the following table reflects all such vessels, except those operating on contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely an impairment would be recognized in the following year. Consequently, the vessels included in the following table generally include those vessels near the end of existing charters or other operational contracts. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

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

		Market Values(1)	Carrying Values
(in thousands of U.S. Dollars, except number of vessels)	Number of Vessels	$	$
Reportable Segment
Conventional Tanker Segment(2)	4	170,392	184,432

(1)

Market values are determined using reference to second-hand market comparable values as at December 31, 2014. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.

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

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next dry-dock date for a vessel, we will adjust our annual amortization of dry-docking expenditures. Amortization expense of capitalized dry-dock expenditures for 2014, 2013 and 2012 were $14.8 million, $13.4 million and $13.1 million, respectively. As at December 31, 2014, 2013 and 2012, our capitalized dry-dock expenditures were $13.5 million, $27.2 million and $7.5 million, respectively. A one-year reduction in the estimated useful lives of capitalized dry-dock expenditures would result in an increase in our current annual amortization by approximately $3.0 million.

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

Goodwill is not amortized, but reviewed for impairment at the reporting unit level on annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit to below its carrying value. When goodwill is reviewed for impairment, we may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, we may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Partnership uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

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

At December 31, 2014, we had one reporting unit with goodwill attributable to it. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled in Part I – Forward-Looking Statements.

Amortization expense of intangible assets for each of the years 2014, 2013 and 2012 was $9.2 million, $13.1 million and $11.0 million, respectively. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets.

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

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See “Item 18 – Financial Statements: Note 12 – Derivative Instruments” for the effects on the change in fair value of our derivative instruments on our consolidated statements of income and statements of comprehensive income.

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

Effect if Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to the deferred tax assets would typically decrease our net income (or increase our loss) in the period such determination was made. As at December 31, 2014, we had a valuation allowance of $58.4 million (2013  – $73.1 million).

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

The directors of our General Partner oversee our operations. The day-to-day affairs of our business are managed by the officers of our General Partner and key employees of certain of our operating subsidiaries. Employees of certain subsidiaries of Teekay Corporation provide assistance to us and our operating subsidiaries pursuant to services agreements. Please read “Item 7 – Major Unitholders and Related Party Transactions.”

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

Directors and Executive Officers

The following table provides information about the directors and executive officers of our General Partner and of our operating subsidiary Teekay Shipping Spain SL. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. The business address of our key employee of Teekay Shipping Spain SL. is Musgo Street 5 – 28023, Madrid, Spain. Ages of the individuals are as of December 31, 2014.

Name	Age	Position

C. Sean Day	65	Chairman

Peter Evensen	56	Chief Executive Officer, Chief Financial Officer and Director

Beverlee F. Park	52	Director since March 11, 2014(1)(3)(4)

Kenneth Hvid	46	Director

Ida Jane Hinkley	64	Director (1)(2)(3)

Joseph E. McKechnie	56	Director(2)

George Watson	67	Director (1)(2)(3)

Andres Luna	58	Managing Director, Teekay Shipping Spain SL

(1)	Member of Audit Committee.
(2)	Member of Conflicts Committee.
(3)	Member of Corporate Governance Committee.
(4)

Ms. Beverlee F. Park joined the Board of Directors, Corporate Governance Committee and assumed the role as Chair of the Audit Committee on March 11, 2014, replacing Mr. Robert E. Boyd, who retired from the Board of Directors on the same day.

Certain biographical information about each of these individuals is set forth below:

C. Sean Day has served as Chairman of Teekay GP L.L.C. since it was formed in November 2004. Mr. Day has also served as Chairman of the Board for Teekay Corporation since September 1999, Teekay Offshore GP L.L.C. since it was formed in August 2006. He served as a Chairman of Teekay Tankers Ltd. from October 2007 until June 2013. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Kirby Corporation and Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Teekay’s largest shareholder, to oversee its investments, including that in the Teekay group of companies.

Peter Evensen has served as Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since it was formed in November 2004 and as a Director since January 2005. He has also served as Chief Executive Officer, Chief Financial Officer, and a Director of Teekay Offshore GP L.L.C., since it was formed in August 2006. He served as a Director of Teekay Tankers from October 2007 until June 2013. Effective April 1, 2011, he assumed the position of President and Chief Executive Officer of Teekay Corporation and also became a Director of Teekay Corporation. Mr. Evensen joined Teekay Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President and Chief Strategy Officer of Teekay Corporation in 2006. Mr. Evensen has over 30 years’ experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc., and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

Beverlee F. Park joined the Board of Teekay GP L.L.C. on March 11, 2014. From 2000 to 2013, Ms. Park served as Chief Operating Officer, Interim Chief Executive Officer, and Executive Vice President and Chief Financial Officer at TimberWest, the largest private forest land owner in Western Canada. During this time, Ms. Park also served as President and Chief Operating Officer, Couverdon Real Estate, a division of TimberWest. From 2003 to 2010, Ms. Park served as Board Member, Audit Committee Chair of BC Transmission Corp., the entity responsible for the operation and maintenance of 18,000km of electrical transmission in British Columbia and 300 substations. Previously, Ms. Park was employed by BC Hydro, British Columbia’s electricity, transmission and distribution utility company, in a range of senior financial roles and by KPMG. Ms. Park is currently a Board member of InTransit BC and of Silver Standard Resources Inc., serving as a member of the company’s Audit Committee and Safety and Sustainability Committee.

Kenneth Hvid has served as a Director of Teekay GP L.L.C. since April 1, 2011. Since April 2011, he has also served as Chief Strategy Officer and Executive Vice President of Teekay Corporation and as a Director of Teekay Offshore GP L.L.C. He joined Teekay Corporation in October 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During this time, Mr. Hvid was involved in leading Teekay Corporation through its entry and growth in the LNG business. He held this position until the beginning of 2006, when he was appointed President of the Teekay Shuttle and Offshore division of Teekay Corporation. In this role, he is responsible for Teekay Corporation’s global shuttle tanker business as well as initiatives in the floating storage and offtake business and related offshore activities. Mr. Hvid has 26 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007 Mr. Hvid joined the Board or Directors of Gard P&I (Bermuda) Ltd.

Ida Jane Hinkley has served as a Director of Teekay GP L.L.C. since January 2005. From 1998 to 2001, she served as Managing Director of Navion Shipping AS, a shipping company at that time affiliated with the Norwegian state-owned oil company Statoil ASA (and subsequently acquired by Teekay Corporation’s in 2003). From 1980 to 1997, Ms. Hinkley was employed by the Gotaas-Larsen Shipping Corporation, an international provider of marine transportation services for crude oil and gas (including LNG), serving as its Chief Financial Officer from 1988 to 1992 and its Managing Director from 1993 to 1997. She currently serves as a non-executive director on the Board of Premier Oil plc, a London Stock Exchange listed oil exploration and production company and as a non-executive director of Vesuvius plc, a London Stock Exchange listed engineering company. From 2007 to 2008 she served as a non-executive director on the Board of Revus Energy ASA, a Norwegian listed oil company.

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

Annual Executive Compensation

Because the Chief Executive Officer and Chief Financial Officer of our General Partner, Peter Evensen, is an employee of Teekay Corporation, his compensation (other than any awards under the long-term incentive plan described below) is set and paid by Teekay Corporation, and we reimburse Teekay Corporation for time he spends on partnership matters. In addition, Michael Balaski was the Vice President of our General Partner from December 2011 until his resignation on August 20, 2014. His compensation was set and paid by our General Partner, and we reimbursed our General Partner for time he spent on our partnership matters. During 2014, the aggregate amount for which we reimbursed Teekay Corporation for compensation expenses of the officers of the General Partner incurred on our behalf and for compensation earned by the executive officer of Teekay Spain listed above was approximately $2.4 million. The amounts were paid primarily in U.S. Dollars or in Euros, but are reported here in U.S. Dollars using an exchange rate 1.33 U.S. Dollar for each Euro, the exchange rate on December 31, 2014. Teekay Corporation’s annual bonus plan, in which each of the Officers participates, considers both company performance, team performance and individual performance (through comparison to established targets).

Compensation of Directors

Officers of our General Partner or Teekay Corporation who also serve as directors of our General Partner do not receive additional compensation for their service as directors. During 2014, each non-management director received compensation for attending meetings of the Board of Directors, as well as committee meetings. Non-management directors received a director fee of $50,000 for the year and common units with a value of approximately $70,000 for the year. The Chairman received an additional annual fee of $37,500 and common units with a value of approximately $87,500. In addition, members of the audit, conflicts and governance committees each received a committee fee of $5,000 for the year, and the chairs of the audit committee, conflicts committee and governance committee received additional fees of $12,000, $12,000, and $10,000, respectively, for serving in that role. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2014, the five non-management directors received, in the aggregate, $367,750 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. In March 2014, our general partner’s Board of Directors granted to the five non-management directors an aggregate of 9,521 common units.

2005 Long-Term Incentive Plan

Our General Partner adopted the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan for employees and directors of and consultants to our General Partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. In 2014, the General Partner awarded 31,961 restricted units to the employees who provide services to our business. The restricted units vest evenly over a three year period from the grant date.

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

The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under “Investors – Teekay LNG Partners L.P. – Governance” from the home page of our web site at www.teekay.com. During 2014, the Board held seven meetings. Directors attended all Board meetings except for two board members who between them missed four meetings. Audit Committee members attended all meetings except for one member who missed one meeting. Conflicts Committee members attended all applicable meetings. Corporate Governance Committee members attended all committee meetings, except for one member who missed one meeting.

Audit Committee. The Audit Committee of our General Partner is composed of at least three directors, each of whom must meet the independence standards of the New York Stock Exchange (or NYSE) and the SEC. This committee is comprised of directors Beverlee F. Park (Chair), Ida Jane Hinkley and George Watson. All members of the committee are financially literate and the Board has determined that Ms. Park qualifies as the audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and independent auditors.

Conflicts Committee. The Conflicts Committee of our General Partner is comprised of George Watson (Chair), Joseph E. McKechnie and Ida Jane Hinkley. The members of the Conflicts Committee may not be officers or employees of our General Partner or directors, officers or employees of its affiliates, and must meet the heightened NYSE and SEC director independence standards applicable to audit committee membership and certain other requirements.

The Conflicts Committee:

•	reviews specific matters that the Board believes may involve conflicts of interest; and

•	determines if the resolution of the conflict of interest is fair and reasonable to us.

Any matters approved by the Conflicts Committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our General Partner of any duties it may owe us or our unit holders. The Board is not obligated to seek approval of the Conflicts Committee on any matter, and may determine the resolution of any conflict of interest itself.

Corporate Governance Committee. The Corporate Governance Committee of our General Partner is composed of at least two directors, a majority of whom must meet the director independence standards established by the NYSE. This committee is currently comprised of directors Ida Jane Hinkley (Chair), Beverlee F. Park and George Watson.

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

Crewing and Staff

As of December 31, 2014, approximately 1,628 seagoing staff served on our vessels and approximately 11 staff served on shore in technical, commercial and administrative roles in various countries, compared to approximately 1,400 seagoing staff and 15 on shore staff as of December 31, 2013 and approximately 1,370 seagoing staff and 15 on shore staff as of December 31, 2012. Certain subsidiaries of Teekay Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries, and Teekay Corporation subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please read “Item 7 – Major Unitholders and Related Party Transactions.”

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

Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. Teekay Corporation has agreed to allow our personnel to participate in its training programs. Teekay Corporation’s cadet training approach is designed to balance academic learning with hands-on training at sea. Teekay Corporation has relationships with training institutions in Canada, Croatia, India, Latvia, Norway, Philippines, Turkey and the United Kingdom. After receiving formal instruction at one of these institutions, our cadets’ training continues on board on one of our vessels. Teekay Corporation also has a career development plan that we follow, which was designed to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety. As such, we have a LNG training facility in Glasgow that serves this purpose.

Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of December 31, 2014, of our units by all directors and officers of our General Partner, and an executive officer of Teekay Spain as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any units that the person has the right to acquire as of March 1, 2015 (60 days after December 31, 2014) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned (3)
All directors and officers as a group (8 persons) (1) (2)	128,306	0.16%

(1)

Excludes units owned by Teekay Corporation, which controls us and on the board of which serve the directors of our General Partner, C. Sean Day, Peter Evensen and Kenneth Hvid. Peter Evensen is also the Chief Executive Officer of Teekay Corporation, the Chief Executive Officer and Chief Financial Officer of Teekay Offshore GP L.L.C., and a director of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. Kenneth Hvid is a director of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. Mr. Hvid is also Chief Strategy Officer and Executive Vice President of Teekay Corporation. Please read “Item 7 – Major Unitholders and Related Party Transactions for more detail.”

(2)

Each director, executive officer and key employee beneficially owns less than 1% of the outstanding common units. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power.

(3)	Excludes the 2% general partner interest held by our General Partner, a wholly owned subsidiary of Teekay Corporation.

Item 7. Major Unitholders and Related Party Transactions

Major Unitholders

The following table sets forth information regarding beneficial ownership, as of December 31, 2014, of our common units by each person we know to beneficially own more than 5% of the outstanding common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of March 1, 2015 (60 days after December 31, 2014) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

	Common Units Owned	Percentage of Common Units Owned (1)
Identity of Person or Group
Teekay Corporation (1)	25,208,274	32.2%
Neuberger Berman LLC(2)	9,010,446	11.5%
Oppenheimer Funds, Inc.(3)	7,375,160	9.4%

(1)	Excludes the 2% general partner interest held by our General Partner, a wholly owned subsidiary of Teekay Corporation.
(2)

Includes shared voting power as to 8,747,346 units and shared dispositive power as to 9,010,446 units. Both Neuberger Berman Group LLC and Neuberger Berman LLC have shared dispositive power. Neuberger Berman, LLC and Neuberger Berman Management LLC serve as a sub-advisor and investment manager, respectively, of Neuberger Berman Group LLC’s various registered mutual funds which hold such units. The holdings belonging to clients of Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., NB Alternatives Advisers LLC, Neuberger Berman Fixed Income LLC and NB Alternative Investment Management LLC, affiliates of Neuberger Berman LLC, are also aggregated to comprise the holdings referenced herein. This information is based on the Schedule 13G/A filed by this group with the SEC on February 9, 2015.

(3)	Includes shared voting power and shared dispositive power as to 7,375,160 units. This information is based on the Schedule 13G/A filed by this group with the SEC on February 10, 2015.

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

Peter Evensen is the Chief Executive Officer and Chief Financial Officer and a director of Teekay GP L.L.C. and the Chief Executive Officer, Chief Financial Officer and a director of Teekay Offshore GP L.L.C. Mr. Evensen is also the President and Chief Executive Officer of Teekay Corporation and a director of Teekay Corporation.

Kenneth Hvid, a director of Teekay GP L.L.C., is also Executive Vice President, Chief Strategy Officer of Teekay Corporation and a director of Teekay Offshore GP L.L.C.

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

Please read “Item 18. – Financial Statements: Note 11 – Related Party Transactions” for a description of our various related-party transactions.

Item 8. Financial Information

A. Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements and Notes

Please see “Item 18 – Financial Statements” below for additional information required to be disclosed under this Item.

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

Our cash distributions were $0.6300 per unit in 2011, increased to $0.6750 per unit effective for the second quarter of 2012, increased to $0.6918 effective for the first quarter of 2014 and further increased to $0.7000 effective for the first quarter of 2015.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus (as defined in our partnership agreement) after the minimum quarterly distribution to our unitholders and the target distribution levels have been achieved. Our General Partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

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

	Quarterly Distribution Target Amount	Marginal Percentage	Interest In Distributions
	(per unit)	Unitholders	General Partner
Minimum Quarterly Distribution	$0.4125	98%	2%
First Target Distribution	Up to $0.4625	98%	2%
Second Target Distribution	Above $0.4625 up to $0.5375	85%	15%
Third Target Distribution	Above $0.5375 up to $0.6500	75%	25%
Thereafter	Above $0.6500	50%	50%

B. Significant Changes

Please read “Item 18 – Financial Statements: Note 19 – Subsequent Events.”

Item 9. The Offer and Listing

Our common units are listed on the NYSE under the symbol “TGP”. The following table sets forth the high and low prices for our common units on the NYSE for each of the periods indicated.

Years Ended	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
High	$47.49	$45.42	$42.26	$41.50	$38.25
Low	33.02	37.73	33.00	28.61	19.75

Quarters Ended	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014	June 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013	June 30, 2013	Mar. 31, 2013
High	$43.38	$43.86	$47.49	$46.69	$42.92	$44.96	$45.42	$45.06	$42.60
Low	34.13	33.02	40.40	41.35	39.03	38.17	41.18	38.32	37.73

Months Ended	Mar. 31, 2015	Feb. 28, 2015	Jan. 31, 2015	Dec. 31, 2014	Nov. 30, 2014	Oct. 31, 2014
High	$37.70	$39.47	$43.38	$43.66	$39.78	$43.86
Low	34.13	36.32	37.10	34.62	35.82	33.02

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

(b)

Amended and Restated Omnibus agreement with Teekay Corporation, Teekay Offshore, our General Partner and related parties Please read “Item 7 – Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

(c)

We and certain of our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide us and our operating subsidiaries with certain non-strategic services such as, crew training, advisory, technical and administrative services that supplement existing capabilities of the employees of our operating subsidiaries. Teekay Corporation subsidiaries also provide business development services and strategic consulting and advisory services. All these services are charged at reasonable fee that includes reimbursement of the reasonable cost of any direct and indirect expenses they incur in providing these services. Please read “Item 7 – Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

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

(l)

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

(m)

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

(n)

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

(o)

Agreement dated February 28, 2012; Teekay LNG Operating LLC and Marubeni Corporation entered into an agreement to acquire, through the Teekay LNG-Marubeni Joint Venture, 100% ownership of six LNG carriers from Maersk. Please read “Item 18 – Financial Statements: Note 5 – Equity Method Investments.”

(p)	Agreement dated April 30, 2012, for NOK 700,000,000, Senior Unsecured Bonds due May 2017, among, Teekay LNG Partners L.P. and Norsk Tillitsmann ASA.

(q)	Agreement dated February 12, 2013; Teekay Luxembourg S.a.r.l. entered into a share purchase agreement with Exmar NV and Exmar Marine NV to purchase 50% of the shares in Exmar LPG BVBA.

(r)

Agreement dated June 27, 2013, for US$195,000,000 senior secured notes between Meridian Spirit ApS and Wells Fargo Bank Northwest N.A. The loan bears interest at fixed rate of 4.11%. The facility requires quarterly repayments through 2030.

(s)

Agreement dated June 28, 2013, for a US$160,000,000 loan facility between Malt Singapore Pte. Ltd. and Commonwealth Bank of Australia. The loan bears interest at LIBOR plus a margin of 2.60%. The facility requires quarterly repayments, with a bullet payment on maturity in 2021.

(t)

Agreement dated July 30, 2013, for a US$608,000,000 loan facility between Malt LNG Netherlands Holdings B.V. and DNB Bank ASA, acting as agent and security trustee. The loan bears interest at LIBOR plus a margin of 3.15% for Tranche A and LIBOR plus a margin of 0.5% for Tranche B. The facility requires quarterly repayments, with a bullet payment on maturity in 2017.

(u)	Agreement dated August 30, 2013, for NOK 900,000,000, Senior Unsecured Bonds due September 2018, among, Teekay LNG Partners L.P. and Norsk Tillitsmann ASA.

(v)

Agreement dated December 9, 2013, for a US$125,000,000 secured credit facility between Wilforce L.L.C. and Credit Suisse AG and others. The loan bears interest at LIBOR plus a margin of 3.20%. The facility requires quarterly repayments, with a bullet payment in 2018.

(w)

Agreement dated July 7, 2014; Teekay LNG Operating L.L.C. entered into a shareholder agreement with China LNG Shipping (Holdings) Limited to form TC LNG Shipping LLC in connection with the Yamal LNG Project.

(x)

Agreement dated December 17, 2014, for a US$450,000,000 secured loan facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ. The loan bears interest at LIBOR plus a margin of 1.85%. The facility requires quarterly repayments, with a bullet payment in 2026.

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

Taxation

Marshall Islands Tax Consequences. We and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of The Marshall Islands. Consequently, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions by our subsidiaries to us will not be subject to Marshal Islands taxation. In addition, because all documentation related to our initial public offering and follow-on offerings were executed outside of the Republic of the Marshall Islands, under current Marshall Islands law, no taxes or withholdings are imposed by the Republic of The Marshall Islands on distributions, including upon a return of capital, made to unitholders, so long as such persons do not reside in, maintain offices in, nor engage in business in the Republic of The Marshall Islands. In addition, no stamp, capital gains or other taxes are imposed by the Republic of The Marshall Islands on the purchase, ownership or disposition by such persons of our common units.

United States Tax Consequences. The following discussion of certain material U.S. federal income tax considerations that may be relevant to common unitholders who are individual citizens or residents of the United States. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section “we,” “our” or “us” are references to Teekay LNG Partners, L.P.

This discussion is limited to unitholders who hold their common units as capital assets for tax purposes. This discussion does not address all tax considerations that may be important to a particular unitholder in light of the unitholder’s circumstances, or to certain categories of unitholders that may be subject to special tax rules, such as:

•	dealers in securities or currencies;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	persons whose functional currency is not the U.S. Dollar;

•	persons holding our common units as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	persons subject to the alternative minimum tax;

•	persons that actually or under applicable constructive ownership rules own 10 percent or more of our units; and

•	entities that are tax-exempt for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common units, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partner in partnerships holding our common units should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our common units.

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our common units.

Classification as a Partnership.

For U.S. federal income tax purposes, a partnership is not a taxable entity, and although it may be subject to withholding taxes on behalf of its partners under certain circumstances, a partnership itself incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss, deduction and credit of the partnership in computing his U.S. federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner generally are not taxable unless the amount of cash distributed exceeds the partner’s adjusted tax basis in his partnership interest.

Section 7704 of the Code provides that a publicly traded partnerships generally will be treated as a corporations for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to a publicly traded partnerships whose “qualifying income” represents 90 percent or more of its gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including liquefied natural gas. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We have received a ruling from the Internal Revenue Service (or IRS) that we requested in connection with our initial public offering that the income we derive from transporting LNG and crude oil pursuant to time charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively.

We estimate that less than 5 percent of our current income is not qualifying income and therefore we believe that we will be treated as a partnership for U.S. federal income tax purposes. However, this estimate could change from time to time for various reasons. Because we have not received an IRS ruling or an opinion of counsel that any (1) income we derive from transporting crude oil, natural gas and products thereof, including LNG, pursuant to bareboat charters or (2) income or gain we recognize from foreign currency transactions, is qualifying income, we currently are treating income from those sources as non-qualifying income. Under some circumstances, such as a significant change in foreign currency rates, the percentage of income or gain from foreign currency transactions in relation to our total gross income could be substantial. We do not expect income or gains from these sources and other income or gains that are not qualifying income to constitute 10 percent or more of our gross income for U.S. federal income tax purposes. However, it is possible that the operation of certain of our vessels pursuant to bareboat charters could, in the future, cause our non-qualifying income to constitute 10 percent or more of our future gross income if such vessels were held in a pass-through structure. In order to preserve our status as a partnership for U.S. federal income tax purposes, we have received a ruling from the IRS that effectively allows us to conduct our bareboat charter operations in a subsidiary corporation.

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

Basis of Common Units. A unitholder’s initial U.S. federal income tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities and by his share of our tax-exempt income, if any, and decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities.

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

An allocation of items of our income, gain, loss, deduction or credit, other than an allocation required by the Code to eliminate the difference between a partner’s “book” capital account, which is credited with the fair market value of Adjusted Property, and “tax” capital account, which is credited with the tax basis of Adjusted Property, referred to in this discussion as the “Book-Tax Disparity,” generally will be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

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

Asset Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The U.S. federal income tax burden associated with any difference between the fair market value of our assets and their tax basis immediately prior to an offering of common units will be borne by the general partner and the existing limited partners.

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

The U.S. federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets at the time (a) the unitholder acquired his common unit, (b) we issue additional units or (c) we engage in certain other transactions. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

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

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

In addition, certain U.S. unitholders who are individuals, estates or trusts are required to pay an additional 3.8 percent tax on, among other things, capital gain from the sale or other disposition of their units. Unitholders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common units.

Allocations Between Transferors and Transferees. In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the first business day of the month in which that gain or loss is recognized. As a result of the foregoing, a unitholder transferring units may be allocated income, gain, loss, deduction and credit realized after the date of transfer. A unitholder who owns units at any time during a calendar quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss, deductions and credit attributable to months within that quarter in which the units were held but will not be entitled to receive that cash distribution.

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

A non-U.S. unitholder may be subject to a 4 percent U.S. federal income tax on his share of the U.S. source portion of our gross income attributable to transportation that begins or ends (but not both) in the United States, unless either (a) an exemption applies and he files a U.S. federal income tax return to claim that exemption or (b) that income is effectively connected with the conduct of a trade or business in the United States (or U.S. effectively connected income). For this purpose, transportation income includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo. The U.S. source portion of our transportation income is deemed to be 50 percent of the income attributable to voyages that begin or end in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently a non-U.S. unitholder would not be subject to U.S. federal income tax with respect to our transportation income attributable to such voyages. Although the entire amount of transportation income from voyages that begin and end in the United States would be fully taxable in the United States, we currently do not expect to have any transportation income from voyages that begin and end in the United States; however, there is no assurance that such voyages will not occur.

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

We may be required to withhold U.S. federal income tax, computed at the highest statutory rate, from cash distributions to non-U.S. unitholders with respect to their shares of our income that is U.S. effectively connected income. Our transportation income generally should not be treated as U.S. effectively connected income unless we have a fixed place of business in the United States and substantially all of such transportation income is attributable to either regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to the fixed place of business in the United States. While we do not expect to have any regularly scheduled transportation or a fixed place of business in the United States, there can be no guarantee that this will not change. Under a ruling of the IRS, a portion of any gain recognized on the sale or other disposition of a unit by a non-U.S. unitholder may be treated as U.S. effectively connected income to the extent we have a fixed place of business in the United States and a sale of our assets would have given rise to U.S. effectively connected income. If we were to earn any U.S. effectively connected income, a non-U.S. unitholder would be required to file a U.S. federal income tax return to report his U.S. effectively connected income (including his share of any such income earned by us) and to pay U.S. federal income tax, or claim a credit or refund for tax withheld on such income. Further, unless an exemption applies, a non-U.S. corporation investing in units may be subject to a branch profits tax, at a 30 percent rate or lower rate prescribed by a treaty, with respect to its U.S. effectively connected income.

Non-U.S. unitholders must apply for and obtain a U.S. taxpayer identification number in order to file U.S. federal income tax returns and must provide that identification number to us for purposes of any U.S. federal income tax information returns we may be required to file. Non-U.S. unitholders are encouraged to consult with their own tax advisors regarding the U.S. federal, state, local and other tax consequences of an investment in units and any filing requirements related thereto.

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

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific U.S. federal income tax information, including a document in the form of IRS Form 1065, Schedule K-1, which sets forth his share of our items of income, gain, loss, deductions and credits as computed for U.S. federal income tax purposes for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of such items of income, gain, loss, deduction and credit. We cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. We cannot assure unitholders that the IRS will not successfully contend that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

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

A U.S. person who either contributes more than $100,000 to us (when added to the value of any other property contributed to us by such person or a related person during the previous 12 months) or following a contribution owns, directly, indirectly or by attribution from certain related persons, at least a 10 percent interest in us, is required to file IRS Form 8865 with his U.S. federal income tax return for the year of the contribution to report the contribution and provide certain details about himself and certain related persons, us and any persons that own a 10 percent or greater direct interest in us. We will provide each unitholder with the necessary information about us and those persons who own a 10 percent or greater direct interest in us along with the Schedule K-1 information described previously.

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

In addition, individual citizens or residents of the United States who hold certain specified foreign financial assets, including units in a foreign partnership not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000, on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult with your tax advisor regarding the potential application of this disclosure requirement.

Accuracy-related Penalties.

An additional tax equal to 20 percent of the amount of any portion of an underpayment of U.S. federal income tax attributable to one or more specified causes, including negligence or disregard of rules or regulations and substantial understatements of income tax, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

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

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss, deduction and credit would not pass through to unitholders. Instead, we would be subject to U.S. federal income tax based on the rules applicable to foreign corporations, not partnerships, and such items would be treated as our own. In addition, Section 743(b) adjustments to the basis of our assets would no longer be available to purchasers in the marketplace. Subject to the discussion of foreign passive investment companies (or PFICs) below, any distribution made to a unitholder would be treated as taxable dividend income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits would be treated first as a nontaxable return of capital to the extent of the unitholder’s tax basis in his common units, and taxable capital gain thereafter. Dividends paid on our common units to U.S. unitholders who are individuals, estates or trusts generally would be treated as “qualified dividend income” that is subject to tax at preferential capital gain rates, subject to certain holding period and other requirements. In addition, certain U.S. unitholders who are individuals, estates or trusts would be required to pay an additional 3.8 percent tax on the dividends and distributions taxable as capital gain paid to them.

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

Based on our current operations and the operations of our subsidiaries, we expect substantially all of our Transportation Income to be from sources outside the United States and not subject to U.S. federal income tax. However, in the event we were treated as a corporation, if we or any of our subsidiaries does earn U.S. Source International Transportation Income or U.S. Source Domestic Transportation, our income or our subsidiaries income would be subject to U.S. federal income taxation under one of two alternative tax regimes (the 4 percent gross basis tax or the net basis tax, as described below), unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies.

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

In the event we were treated as a corporation, we do not believe that we would be able to qualify for the Section 883 Exemption and therefore our U.S. Source International Transportation Income would not be exempt from U.S. federal income taxation.

The 4 Percent Gross Basis Tax. If we were to be treated as a corporation and if the Section 883 Exemption described above and the net basis tax described below does not apply, we would be subject to a 4 percent U.S. federal income tax on our U.S. Source International Transportation Income, without benefit of deductions. We estimate that, in this event, we would be subject to less than $500,000 of U.S. federal income tax in 2015 and in each subsequent year (in addition to any U.S. federal income taxes on our subsidiaries, as described below) based on the amount of U.S. Source International Transportation Income we earned for 2014 and our expected U.S. Source International Transportation Income for subsequent years. The amount of such tax for which we would be liable for any year in which we were treated as a corporation for U.S. federal income tax purposes would depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

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

Taxation of Our Subsidiary Corporation

Our subsidiary Teekay LNG Holdco L.L.C. is wholly-owned by a U.S. partnership and has been classified as a corporation for U.S. federal income tax purposes and is subject to U.S. federal income tax based on the rules applicable to foreign corporations described above under “Possible Classification as a Corporation — Taxation of Operating Income,” including, but not limited to, the 4 percent gross basis tax or the net basis tax if the Section 883 Exemption does not apply. We believe that the Section 883 Exemption would apply to our corporate subsidiary only to the extent that it would apply to us if we were to be treated as a corporation. As such, we believe that the Section 883 Exemption did not apply for 2014 and would not apply in subsequent years and therefore, the 4 percent gross basis tax applied to our subsidiary corporation in 2014 and will apply to our subsidiary corporation in subsequent years. In this regard, we estimate that we will be subject to approximately $100,000 or less of U.S. federal income tax in 2015 and in each subsequent year based on the amount of U.S. Source International Transportation Income our corporate subsidiary earned for 2014 and its expected U.S. Source International Transportation Income for 2015 and subsequent years. The amount of such tax for which it would be liable for any year will depend upon the amount of income earned from voyages into or out of the United States in such year, which, however, is not within its complete control.

As a non-U.S. entity classified as a corporation for U.S. federal income tax purposes, Teekay LNG Holdco L.L.C. could be considered a PFIC. However, we have received a ruling from the IRS that Teekay LNG Holdco L.L.C. will be classified as a CFC rather than a PFIC as long as it is wholly-owned by a U.S. partnership.

In past years, certain other of our subsidiaries were classified as corporations for U.S. federal income tax purposes. We have and will continue to take the position that these subsidiaries, to the extent they were owned by our U.S. partnership, should also have been treated as CFCs rather than PFICs. Moreover, we have and will continue to take the position that these subsidiaries were not PFICs at any time prior to being owned by our U.S. partnership. No assurance can be given, however, that the IRS, or a court of law, will accept this position or would not follow the Tidewater decision in interpreting the PFIC provisions under the Code (as discussed above).

Canadian Federal Income Tax Considerations. The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (or the Canada Tax Act) that we believe are relevant to holders of common units who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty), are at all relevant times resident in the United States and entitled to all of the benefits of the Canada – U.S. Treaty and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all. This discussion assumes that we are, and will continue to be, classified as a partnership for United States federal income tax purposes.

We are considered to be a partnership under Canadian federal income tax law and therefore not a taxable entity for Canadian income tax purposes. A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gains allocated by us to the U.S. Resident Holder in respect of such U.S. Resident Holder’s common units, provided that for purposes of the Canada-U.S. Treaty, (a) we do not carry on business through a permanent establishment in Canada and (b) such U.S. Resident Holder does not hold such common units in connection with a business carried on by such U.S. Resident Holder through a permanent establishment in Canada.

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

We believe that our activities and affairs are conducted in such a manner that we are not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of common units. We intend that this is and continues to be the case, notwithstanding that Teekay Shipping Limited (a subsidiary of Teekay Corporation that is resident and based in Bermuda) provides certain services to Teekay LNG Partners L.P. and obtains some or all such services under subcontracts with Canadian service providers. If the arrangements we have entered into result in our being considered to carry on business in Canada for purposes of the Canada Tax Act, U.S. Resident Holders would be considered to be carrying on business in Canada and may be required to file Canadian tax returns and would be subject to taxation in Canada on any income from such business that is considered to be attributable to a permanent establishment in Canada for purposes of the Canada-U.S. Treaty

Although we do not intend to do so, there can be no assurance that the manner in which we carry on our activities will not change from time to time as circumstances dictate or warrant in a manner that may cause U.S. Resident Holders to be carrying on business in Canada for purposes of the Canada Tax Act. Further, the relevant Canadian federal income tax law may change by legislation or judicial interpretation and the Canadian taxing authorities may take a different view than we have of the current law.

Other Taxation

We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. We intend that our business and the business of our subsidiaries will be conducted and operated in a manner that minimizes taxes imposed upon us and our subsidiaries. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability. Please read “Item 18 – Financial Statements: Note 10 – Income Tax.”

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

The table below provides information about our financial instruments at December 31, 2014, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

Expected Maturity Date

	2015	2016	2017	2018	2019	There- after	Total	Fair Value Liability	Rate (1)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Variable-Rate ($U.S.) (2)	141.6	85.6	90.2	509.3	60.9	536.8	1,424.4	(1,386.4)	1.7%
Variable-Rate (Euro) (3) (4)	15.6	16.7	17.9	143.5	10.2	81.1	285.0	(273.5)	1.6%
Variable-Rate (NOK) (4) (5)	—	—	93.9	120.8	—	—	214.7	(220.8)	6.4%

Capital Lease Obligations
Variable-Rate ($U.S.)(6)	4.4	4.6	28.3	26.3	—	—	63.6	(63.6)	5.5%
Average Interest Rate(7)	5.4%	5.4%	4.6%	6.4%	—	—	5.5%

Interest Rate Swaps:
Contract Amount ($U.S.)(8)	31.9	351.9	161.9	61.9	114.2	170.1	891.9	(73.8)	3.7%
Average Fixed-Pay Rate (2)	3.4%	3.0%	4.9%	4.1%	2.1%	4.9%	3.7%
Contract Amount (Euro) (4) (9)	15.6	16.7	17.9	143.5	10.2	81.1	285.0	(45.8)	3.1%
Average Fixed-Pay Rate (3)	3.1%	3.1%	3.1%	2.6%	3.7%	3.8%	3.1%

(1)

Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt, which as of December 31, 2014 ranged from 0.30% to 2.80%. Please read “Item 18 – Financial Statements: Note 9 – Long-Term Debt.”

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2014.
(5)

Interest payments on our NOK-denominated debt and on our cross-currency swaps are based on NIBOR. Our NOK 700 million and NOK 900 million debt have been economically hedged with cross-currency swaps, to swap all interest and principal payments into U.S. Dollars, with the respective interest payments fixed at a rate of 6.88% and 6.43%, and the transfer of principal locked in at $125.0 million and $150.0 million upon maturity. Please see below in the foreign currency fluctuation section and read “Item 18 – Financial Statements: Note 12 Derivative Instruments.”

(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(7)

The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate.

(8)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR.
(9)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Spot Market Rate Risk

One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 11 years as of December 31, 2014, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to from Teekay Corporation are settled at the end of each year. At December 31, 2014, the fair value of this derivative liability was $2.1 million and the change from reporting period to period has been reported in realized and unrealized loss on derivative instruments.

Foreign Currency Fluctuations

Our functional currency is U.S. Dollars because primarily all of our revenues and most of our operating costs are in U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loans and restricted cash deposits and our NOK-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We have Euro-denominated interest expense and Euro-denominated interest income related to our Euro-denominated loans of 235.6 million Euros ($285.0 million) and Euro-denominated restricted cash deposits of 15.1 million Euros ($18.3 million), respectively, as at December 31, 2014. We also incur NOK-denominated interest expense on our NOK-denominated bonds; however, we entered into cross-currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross-currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross-currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2017 through 2018, and to economically hedge the interest rate exposure. We have not designated, for accounting purposes, these cross-currency swaps as cash flow hedges of its NOK-denominated bonds due in 2017 through 2018. Please read “Item 18 – Financial Statements: Note 12 – Derivative Instruments.” At December 31, 2014, the fair value of the derivative liabilities was $70.4 million and the change from December 2013 to the reporting period has been reported in foreign currency exchange gain (loss). As a result, fluctuations in the Euro and NOK relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income, realized and unrealized loss on derivative instruments and foreign currency exchange gain (loss).

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2014.

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

We conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management has determined that the internal control over financial reporting was effective as of December 31, 2014.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a – 15 (f) under the Exchange Act) that occurred during the year ended December 31, 2014.

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

We have adopted a Standards of Business Conduct that applies to all our employees and the employees and directors of our General Partner. This document is available under “Investors – Teekay LNG Partners L.P.—Governance” from the home page of our web site (www.teekay.com). We intend to disclose, under “Investors – Teekay LNG Partners L.P.—Governance” in the Investors section of our web site, any waivers to or amendments of our Standards of Business Conduct for the benefit of any directors and executive officers of our General Partner.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2014 and 2013 was KPMG LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit and audit-related services provided by KPMG LLP for 2014 and 2013.

Fees (in thousands of U.S. Dollars)	2014	2013
	$	$
Audit Fees(1)	729	837
Audit-Related Fees(2)	3	10
Other(3)	—	50

Total	732	897

(1)

Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements, audit services provided in connection with other statutory audits and professional services in connection with the review of our regulatory filings for our equity offerings.

(2)	Audit-related fees relate to other accounting consultations.
(3)	Other fees related to due diligence on business development activities.

No fees for tax services were provided to the Partnership by the auditor during the term of their appointments in 2014 and 2013.

The Audit Committee of our General Partner’s Board of Directors has the authority to pre-approve permissible audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee pre-approved all engagements and fees paid to our principal accountant in 2014 and in 2013.

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

1.4

Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C., dated March 2005, as amended by Amendment No. 1, dated February 25, 2008, and Amendment No.2, dated February 29, 2008. (3)

2.1	Agreement, dated April 30, 2012, for NOK 700,000,000, Senior Unsecured Bonds due May 2017, among, Teekay LNG Partners L.P. and Norsk Tillitsmann ASA. (4)

2.2	Agreement, dated August 30, 2013, for NOK 900,000,000, Senior Unsecured Bonds due September 2018, among, Teekay LNG Partners L.P. and Norsk Tillitsmann ASA. (5)

4.2	Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan. (3)

4.3	Amended and Restated Omnibus Agreement with Teekay Corporation, Teekay Offshore, our General Partner and related parties. (6)

4.4	Administrative Services Agreement with Teekay Shipping Limited. (3)

4.5	Advisory, Technical and Administrative Services Agreement between Teekay Shipping Spain S.L. and Teekay Shipping Limited. (3)

4.6	LNG Strategic Consulting and Advisory Services Agreement between Teekay LNG Partners L.P. and Teekay Shipping Limited. (3)

4.7	Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended. (3)

4.8	Bareboat Charter Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Poseidon Gas AIE dated as of October 2, 2000. (3)

4.9	Bareboat Charter Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Pagumar AIE, dated as of December 30, 2003. (3)

4.10	Agreement, dated December 7, 2005, for a U.S. $137,500,000 Secured Reducing Revolving Loan Facility Agreement between Asian Spirit L.L.C., African Spirit L.L.C., European Spirit L.L.C., DNB Nor Bank ASA and other banks. (7)

4.11	Agreement, dated August 23, 2006, for a U.S. $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks. (8)

4.12	Purchase Agreement, dated November 2005, for the acquisition of Asian Spirit L.L.C., African Spirit L.L.C. and European Spirit L.L.C. (9)

4.13	Agreement, dated June 30, 2008, for a U.S. $172,500,000 Secured Revolving Loan Facility between Arctic Spirit L.L.C., Polar Spirit L.L.C and DnB Nor Bank A.S.A. (10)

4.14	Credit Facility Agreement between Taizhou L.L.C. and DHJS L.L.C and Calyon, as Agent, dated as of October 27, 2009. (11)

4.15	Credit Facility Agreement between Bermuda Spirit L.L.C., Hamilton Spirit L.L.C., Zenith Spirit L.L.C., Summit Spirit L.L.C. and Credit Argicole CIB, dated March 17, 2010. (12)

4.16	Credit Facility Agreement between Great East Hull No. 1717 L.L.C., Great East Hull No. 1718 L.L.C., H.S.H.I Hull No. S363 L.L.C., H.S.H.I Hull No. S364 L.L.C. and Calyon, dated December 15, 2006. (12)

4.17	Agreement, dated September 30, 2011, for a EURO €149,933,766 Credit Facility between Naviera Teekay Gas IV S.L.U., ING Bank N.V. and other banks and financial institutions. (13)

4.18	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG I, Ltd., BNP Paribas S.A., and other banks and financial institutions. (14)

4.19	Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG II, Ltd., BNP Paribas S.A., and other banks and financial institutions. (14)

4.20

Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG III, Ltd., BNP Paribas S.A., and other banks and financial institutions. (14)

4.21

Deed of Amendment and Restatement dated November 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG IV, Ltd., BNP Paribas S.A., and other banks and financial institutions. (14)

4.22	Share purchase agreement dated February 28, 2012 to purchase Maersk LNG A/S through the Teekay LNG-Marubeni Joint Venture from Maersk. (14)

4.23	Agreement dated January 1, 2012, for business development services between Teekay LNG Operating LLC and Teekay Shipping Limited. (15)

4.24	Agreement dated June 27, 2013, for US$195,000,000 senior secured notes between Meridian Spirit ApS and Wells Fargo Bank Northwest N.A. (16)

4.25	Agreement dated June 28, 2013, for US$160,000,000 loan facility between Malt Singapore Pte. Ltd. and Commonwealth Bank of Australia. (16)

4.26	Agreement dated July 30, 2013, for US$608,000,000 loan facility between Malt LNG Netherlands Holdings B.V. and DNB Bank ASA, acting as agent and security trustee. (16)

4.27	Agreement dated December 9, 2013, for US$125,000,000 loan facility between Wilforce L.L.C. and Credit Suisse AG and others. (5)

4.28	Agreement dated February 12, 2013; Teekay Luxembourg S.a.r.l. entered into a share purchase agreement with Exmar NV and Exmar Marine NV to purchase 50% of the shares in Exmar LPG BVBA. (5)

4.29

Agreement dated July 7, 2014; Teekay LNG Operating L.L.C. entered into a shareholder agreement with China LNG Shipping (Holdings) Limited to form TC LNG Shipping LLC in connection with the Yamal LNG Project.

4.30	Agreement dated December 17, 2014, for US$450,000,000 loan facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ.

8.1	List of Significant Subsidiaries of Teekay LNG Partners L.P.

12.1	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Executive Officer

12.2	Rule 13a-15(e)/15d-15(e) Certification of Teekay LNG Partners L.P.’s Chief Financial Officer

13.1

Teekay LNG Partners L.P. Certification of Peter Evensen, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of KPMG LLP, as independent registered public accounting firm, for Teekay LNG Partners L.P.

15.2	Consolidated Financial Statements of Malt LNG Netherlands Holdings B.V.

15.3	Consolidated Financial Statements of Exmar LPG BVBA.

101.INS	XBRL Instance Document.

101.SCJ	XBRL Taxonomy Extension Schema.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase.

101.DEF	XBRL Taxonomy Extension Definition Linkbase.

101.LAB	XBRL Taxonomy Extension Label Linkbase.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase.

(1)

Previously filed as an exhibit to the Partnership’s Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on November 24, 2004, and hereby incorporated by reference to such Annual Report.

(2)	Previously filed as an exhibit to the Partnership’s Report on Form 20F filed with the SEC on April 4, 2011, and hereby incorporated by reference to such Report.
(3)

Previously filed as an exhibit to the Partnership’s Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 11, 2005, and hereby incorporated by reference to such Registration Statement.

(4)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K filed with the SEC on September 27, 2012, and hereby incorporated by reference to such Report.
(5)	Previously filed as an exhibit to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 29, 2014 and hereby incorporated by reference to such report.
(6)	Previously filed as an exhibit to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 19, 2007 and hereby incorporated by reference to such report.
(7)	Previously filed as an exhibit to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 14, 2006 and hereby incorporated by reference to such report.
(8)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on December 21, 2006 and hereby incorporated by reference to such report.
(9)

Previously filed as an exhibit to the Partnership’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-129413), filed with the SEC on November 3, 2005, and hereby incorporated by reference to such Registration Statement.

(10)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on March 20, 2009 and hereby incorporated by reference to such report.
(11)	Previously filed as an exhibit to the Partnership’s Report on Form 20F (File No. 1-32479), filed with the SEC on April 26, 2010 and hereby incorporated by reference to such report.

(12)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on June 1, 2010 and hereby incorporated by reference to such report.
(13)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on December 1, 2011 and hereby incorporated by reference to such report.
(14)	Previously filed as an exhibit to the Partnership’s Report on Form 20-F (File No. 1-32479), filed with the SEC on April 11, 2011 and hereby incorporated by reference to such report.
(15)	Previously filed as an exhibit to the Partnership’s Report on Form 20-F (File No. 1-32479), filed with the SEC on April 16, 2012 and hereby incorporated by reference to such report.
(16)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on November 27, 2013 and hereby incorporated by reference to such report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2015	TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its General Partner

	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Unitholders of Teekay LNG Partners L.P.

We have audited the accompanying consolidated balance sheets of Teekay LNG Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 22, 2015 expressed an unqualified opinion on the effectiveness of the Partnership’s internal control over financial reporting.

Vancouver, Canada	/s/ KPMG LLP
April 22, 2015	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Teekay LNG Partners L.P.

We have audited Teekay LNG Partners L.P. and subsidiaries’ (the “Partnership”) internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

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

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Partnership as at December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2014, and our report dated April 22, 2015, expressed an unqualified opinion on those consolidated financial statements.

Vancouver, Canada	/s/ KPMG LLP
April 22, 2015	Chartered Accountants

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. Dollars, except unit and per unit data)

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2014	2013	2012
	$	$	$
Voyage revenue (note 11a)	402,928	399,276	392,900

Voyage expenses	(3,321)	(2,857)	(1,772)
Vessel operating expenses (note 11a)	(95,808)	(99,949)	(94,536)
Depreciation and amortization	(94,127)	(97,884)	(100,474)
General and administrative (notes 11a and 16)	(23,860)	(20,444)	(18,960)
Write down of vessels (note 18)	—	—	(29,367)
Restructuring charge (note 17)	(1,989)	(1,786)	—

Income from vessel operations	183,823	176,356	147,791

Equity income (note 5)	115,478	123,282	78,866
Interest expense (notes 4 and 9)	(60,414)	(55,703)	(54,211)
Interest income (note 4)	3,052	2,972	3,502
Realized and unrealized loss on derivative instruments (note 12)	(44,682)	(14,000)	(29,620)
Foreign currency exchange gain (loss) (notes 9 and 12)	28,401	(15,832)	(8,244)
Other income	836	1,396	1,683

Net income before income tax expense	226,494	218,471	139,767
Income tax expense (note 10)	(7,567)	(5,156)	(625)

Net income	218,927	213,315	139,142

Non-controlling interest in net income	13,489	12,073	15,437
General Partner’s interest in net income	31,187	25,365	21,303
Limited partners’ interest in net income	174,251	175,877	102,402
Limited partners’ interest in net income per common unit:
• Basic	2.30	2.48	1.54
• Diluted	2.30	2.48	1.54
Weighted-average number of common units outstanding:
• Basic	75,664,435	70,965,496	66,328,496
• Diluted	75,702,886	70,996,869	66,328,496

Cash distributions declared per common unit	2.7672	2.7000	2.6550

Related party transactions (note 11)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. Dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Net income	218,927	213,315	139,142

Other comprehensive (loss) income:
Unrealized (loss) gain on qualifying cash flow hedging instrument in equity accounted joint ventures before reclassifications, net of tax (note 5d)	(3,085)	131	—
Realized loss on qualifying cash flow hedging instrument in equity accounted joint ventures reclassified to equity income, net of tax (note 5d)	1,551	—	—

Other comprehensive (loss) income	(1,534)	131	—

Comprehensive income	217,393	213,446	139,142

Non-controlling interest in comprehensive income	13,489	12,073	15,437
General and limited partners’ interest in comprehensive income	203,904	201,373	123,705

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at	As at
	December 31,	December 31,
	2014	2013
	$	$
ASSETS
Current
Cash and cash equivalents	159,639	139,481
Restricted cash – current	3,000	—
Accounts receivable, including non-trade of $7,998 (2013 – $18,084) (note 12)	11,265	19,844
Prepaid expenses	3,975	5,756
Current portion of derivative assets (note 12)	—	18,444
Current portion of net investments in direct financing leases (note 4)	15,837	16,441
Current portion of advances to joint venture partner (note 6a)	—	14,364
Advances to affiliates (notes 11i and 12)	11,942	6,634

Total current assets	205,658	220,964

Restricted cash – long-term (note 4)	42,997	497,298

Vessels and equipment
At cost, less accumulated depreciation of $588,735 (2013 – $413,074)	1,659,807	1,253,763
Vessels under capital leases, at cost, less accumulated depreciation of $50,898 (2013 – $152,020) (note 4)	91,776	571,692
Advances on newbuilding contracts (notes 11h and 13)	237,647	97,207

Total vessels and equipment	1,989,230	1,922,662

Investment in and advances to equity accounted joint ventures (notes 5, 6b, 6c, 11f and 11g)	891,478	671,789
Net investments in direct financing leases (note 4)	666,658	683,254
Other assets (notes 5b and 10)	44,679	28,284
Derivative assets (note 12)	441	62,867
Intangible assets – net (note 7)	87,646	96,845
Goodwill – liquefied gas segment (note 7)	35,631	35,631

Total assets	3,964,418	4,219,594

LIABILITIES AND EQUITY
Current
Accounts payable	643	1,741
Accrued liabilities (notes 8, 12 and 17)	39,037	45,796
Unearned revenue	16,565	14,342
Current portion of long-term debt (note 9)	157,235	97,114
Current obligations under capital lease (note 4)	4,422	31,668
Current portion of in-process contracts (note 5b)	4,736	1,113
Current portion of derivative liabilities (note 12)	57,678	76,980
Advances from affiliates (notes 11i and 12)	43,205	19,270

Total current liabilities	323,521	288,024

Long-term debt (note 9)	1,766,889	1,680,393
Long-term obligations under capital lease (note 4)	59,128	566,661
Long-term unearned revenue	33,938	36,689
Other long-term liabilities (notes 4 and 5d)	74,734	69,480
In-process contracts (note 5b)	32,660	3,660
Derivative liabilities (note 12)	126,177	130,903

Total liabilities	2,417,047	2,775,810

Commitments and contingencies (notes 4, 5, 9, 12 and 13)
Equity
Limited Partners	1,482,647	1,338,133
General Partner	56,508	52,526
Accumulated other comprehensive (loss) income	(1,403)	131

Partners’ equity	1,537,752	1,390,790
Non-controlling interest	9,619	52,994

Total equity	1,547,371	1,443,784

Total liabilities and total equity	3,964,418	4,219,594

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2014	2013	2012
	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	218,927	213,315	139,142
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 12)	2,096	(22,568)	(6,900)
Depreciation and amortization	94,127	97,884	100,474
Write down of vessels	—	—	29,367
Unrealized foreign currency exchange (gain) loss (notes 9 and 12)	(34,079)	16,019	8,923
Equity income, net of dividends received of $11,005 (2013 – $13,738 and 2012 – $14,700)	(104,473)	(109,544)	(64,166)
Amortization of deferred debt issuance costs and other	9,148	5,551	(27)
Change in operating assets and liabilities (note 14a)	18,822	10,078	(7,307)
Expenditures for dry docking	(13,471)	(27,203)	(7,493)

Net operating cash flow	191,097	183,532	192,013

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	944,123	719,300	500,335
Scheduled repayments of long-term debt	(100,804)	(86,609)	(84,666)
Prepayments of long-term debt	(608,501)	(270,000)	(324,274)
Debt issuance costs	(6,431)	(3,362)	(2,065)
Scheduled repayments and prepayments of capital lease obligations	(479,115)	(10,315)	(10,161)
Proceeds from equity offerings, net of offering costs (note 15)	182,139	190,520	182,316
Repayments (advances) from/to joint venture partners and equity accounted joint ventures	631	(16,822)	(3,600)
Decrease (increase) in restricted cash	448,914	27,761	(31,217)
Cash distributions paid	(240,525)	(215,416)	(195,909)
Novation of derivative liabilities (note 11j)	2,985	—	—
Dividends paid to non-controlling interest (note 14h)	(42,716)	(373)	(385)

Net financing cash flow	100,700	334,684	30,374

INVESTING ACTIVITIES
Purchase of and additional capital contributions in equity accounted investments (notes 5 and 14g)	(100,200)	(135,790)	(170,067)
Receipts from direct financing leases	17,200	11,641	6,155
Expenditures for vessels and equipment (note 14f)	(188,855)	(368,163)	(39,894)
Other	216	—	1,369

Net investing cash flow	(271,639)	(492,312)	(202,437)

Increase in cash and cash equivalents	20,158	25,904	19,950
Cash and cash equivalents, beginning of the year	139,481	113,577	93,627

Cash and cash equivalents, end of the year	159,639	139,481	113,577

Supplemental cash flow information (note 14)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners		General Partner	Accumulated Other Comprehensive (Loss) Income (Note 5d)	Non- controlling Interest	Total
	Number of Common Units	$	$	$	$	$
Balance as at December 31, 2011	64,858	1,070,066	43,401	—	26,242	1,139,709
Net income and comprehensive income	—	102,402	21,303	—	15,437	139,142
Cash distributions	—	(175,455)	(20,454)	—	(385)	(196,294)
Re-investment tax credit (note 10)	—	5,200	105	—	—	5,305
Equity based compensation (note 16)	—	32	2	—	—	34
Proceeds from equity offering (note 15)	4,826	178,532	3,784	—	—	182,316
Acquisition of investment in the fourth Angola LNG Carrier (note 11e)	—	(15,143)	(795)	—	—	(15,938)

Balance as at December 31, 2012	69,684	1,165,634	47,346	—	41,294	1,254,274

Net income	—	175,877	25,365	—	12,073	213,315
Other comprehensive income	—	—	—	131	—	131
Cash distributions	—	(191,280)	(24,136)	—	(373)	(215,789)
Equity based compensation (note 16)	7	1,306	27	—	—	1,333
Proceeds from equity offerings (note 15)	4,505	186,596	3,924	—	—	190,520

Balance as at December 31, 2013	74,196	1,338,133	52,526	131	52,994	1,443,784

Net income	—	174,251	31,187	—	13,489	218,927
Other comprehensive loss	—	—	—	(1,534)	—	(1,534)
Cash distributions	—	(209,625)	(30,900)	—	—	(240,525)
Dividends paid to non-controlling interest	—	—	—	—	(57,080)	(57,080)
Equity based compensation (note 16)	17	1,415	29	—	—	1,444
Proceeds from equity offerings (note 15)	4,140	178,473	3,666	—	—	182,139
Sale of 1% interest in Norgas Napa to General Partner (note 11d)	—	—	—	—	216	216

Balance as at December 31, 2014	78,353	1,482,647	56,508	(1,403)	9,619	1,547,371

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

1.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P. (or the Partnership), which is a limited partnership organized under the laws of the Republic of The Marshall Islands and its wholly owned or controlled subsidiaries. Significant intercompany balances and transactions have been eliminated upon consolidation. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Significant intercompany balances and transactions have been eliminated upon consolidation. In addition, certain of the comparative figures as at December 31, 2013 have been reclassified to conform to the presentation adopted in the current period relating to in-process revenue contracts of $1.1 million and $3.7 million reclassified from unearned revenue and other long-term liabilities, respectively, to current portion of in-process contracts and in-process contracts, respectively, in the Partnership’s consolidated balance sheets.

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

Operating revenues and expenses

The lease element of time-charters and bareboat charters accounted for as operating leases are recognized by the Partnership daily over the term of the charter as the applicable vessel operates under the charter. The lease element of the Partnership’s time-charters that are accounted for as direct financing leases are reflected on the balance sheets as net investments in direct financing leases. The lease element is recognized over the lease term using the effective interest rate method and is included in voyage revenues. The Partnership recognizes revenues from the non-lease element of time-charter contracts daily as services are performed. The Partnership does not recognize revenues during days that the vessel is off-hire.

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

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership determines the allowance based on historical write-off experience and customer economic data. The Partnership reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged against the allowance when the Partnership believes that the receivable will not be recovered.

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for conventional tankers, 30 years for liquefied petroleum gas (or LPG) carriers and 35 years for liquefied natural gas (or LNG) carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years, 30 years, or 35 years, respectively. Depreciation of vessels and equipment for the years ended December 31, 2014, 2013 and 2012 aggregated $70.1 million, $71.4 million and $76.4 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.

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

Interest costs capitalized to vessels and equipment for the years ended December 31, 2014, 2013 and 2012 aggregated $3.1 million, $1.3 million and $24 thousand, respectively.

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

Dry-docking activity for the three years ended December 31, 2014, 2013 and 2012 is summarized as follows:

	Year Ended December 31,
	2014	2013	2012
	$	$	$
Balance at January 1,	40,328	28,821	34,449
Cost incurred for dry docking	13,471	27,203	7,493
Sales of vessels (note 4)	(5,327)	(2,285)	—
Dry-dock amortization	(14,837)	(13,411)	(13,121)

Balance at December 31,	33,635	40,328	28,821

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

Investments in and advances to equity accounted joint ventures

The Partnership’s investments in certain joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Partnership’s proportionate share of earnings or losses and distributions. In addition, the Partnership’s advances to equity accounted joint ventures are recorded at cost. The Partnership evaluates its investment in and advances to equity accounted joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Partnership’s consolidated statements of income.

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

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and whether the contract qualifies for hedge accounting. At December 31, 2014, the Partnership has not applied hedge accounting to its derivative instruments, except for one interest rate swap in its equity accounted joint venture between the Partnership and Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) (see note 5).

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

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated interest rate swaps and the Partnership’s agreement with Teekay Corporation for the Suezmax tanker the Toledo Spirit (see note 11c) are recorded in realized and unrealized loss on derivative instruments in the Partnership’s consolidated statements of income. Gains and losses from the Partnership’s cross currency swaps are recorded in foreign exchange gain (loss) in the Partnership’s consolidated statements of income.

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

Accumulated other comprehensive (loss) income

The following table contains the changes in the balance of the Partnership’s only component of accumulated other comprehensive (loss) income for the periods presented:

Qualifying Cash
Flow Hedging
Instruments
$
Balance as at December 31, 2012	—
Other comprehensive income	131

Balance as at December 31, 2013	131
Other comprehensive loss	(1,534)

Balance as at December 31, 2014	(1,403)

2.	Financial Instruments

a)	Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the Partnership’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Interest and cross-currency swap agreements – The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.

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

Long-term receivable included in other assets – The fair values of the Partnership’s long-term loan receivable is estimated using discounted cash flow analysis based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the counterparty.

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

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

			December 31, 2014		December 31, 2013
	Fair Value		Carrying	Fair	Carrying	Fair
	Hierarchy		Amount	Value	Amount	Value
	Level		Asset	Asset	Asset	Asset
			(Liability)	(Liability)	(Liability)	(Liability)
			$	$	$	$

Recurring:
Cash and cash equivalents and restricted cash	Level 1		205,636	205,636	636,779	636,779
Derivative instruments (note 12)
Interest rate swap agreements – assets	Level 2		—	—	81,119	81,119
Interest rate swap agreements – liabilities	Level 2		(119,558)	(119,558)	(200,762)	(200,762)
Cross-currency swap agreement	Level 2		(70,386)	(70,386)	(18,236)	(18,236)
Other derivative	Level 3		(2,137)	(2,137)	6,344	6,344
Other:
Advances to equity accounted joint ventures (notes 6b and 6c)	(i	)	181,514	(i )	85,135	(i )
Advances to joint venture partner (note 6a)	(ii	)	—	—	14,364	(ii )
Long-term receivable included in other assets (note 5b) (iii)	Level 3		17,137	17,164	—	—
Long-term debt – public (note 9)	Level 1		(214,707)	(220,762)	(263,534)	(274,240)
Long-term debt – non-public (note 9)	Level 2		(1,709,417)	(1,659,852)	(1,513,973)	(1,409,252)

(i)

The advances to equity accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

(ii)

The Partnership owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), essentially giving the Partnership a 69% interest in the Teekay Tangguh Joint Venture. The advances from the Teekay Tangguh Joint Venture to the joint venture partner together with the joint venture partner’s equity investment in the Teekay Tangguh Joint Venture form the net aggregate carrying value of the joint venture partner’s interest in the Teekay Tangguh Joint Venture in these consolidated financial statements. The fair value of the individual components of such aggregate interest was not determinable; however, these advances were repaid in 2014 (see note 6a).

(iii)

The estimated fair value of the non-interest bearing receivable is based on the remaining future fixed payments of $20.3 million to be received from BG International Limited (or BG), as part of the ship construction support agreement, as well as an estimated discount rate. The estimated fair value of this receivable as of December 31, 2014 is $17.2 million using a discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest bearing receivable from BG, the discount rate is based on unsecured debt instruments of similar maturity held, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

Changes in fair value during the years ended December 31, 2014 and 2013 for the Partnership’s other derivative asset, the Toledo Spirit time-charter derivative, which is described below and is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), are as follows:

	Year Ended December 31,
	2014	2013
	$	$
Fair value at beginning of year	6,344	1,100
Realized and unrealized (losses) gains included in earnings	(7,161)	5,221
Settlements	(1,320)	23

Fair value at end of year	(2,137)	6,344

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. In order to reduce the variability of its revenue under the Toledo Spirit time-charter, the Partnership entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The estimated fair value of this other derivative is based in part upon the Partnership’s projection of future spot market tanker rates, which has been derived from current spot market tanker rates and long-term historical average rates as well as an estimated discount rate. The estimated fair value of this other derivative as of December 31, 2014 is based upon an average daily tanker rate of $27,554 (December 31, 2013 – $21,256) over the remaining duration of the charter contract and a discount rate of 7.4% (December 31, 2013 – 8.4%). In developing and evaluating this estimate, the Partnership considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.

b)	Financing Receivables

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

			December 31,	December 31,
	Credit Quality		2014	2013
Class of Financing Receivable	Indicator	Grade	$	$
Direct financing leases	Payment activity	Performing	682,495	699,695
Other receivables:
Long-term receivable and accrued revenue included in other assets (note 5b)	Payment activity	Performing	27,266	8,095
Advances to equity accounted joint ventures (notes 6b and 6c)	Other internal metrics	Performing	181,514	85,135
Advances to joint venture partner (note 6a)	Other internal metrics	Settled	—	14,364

			891,275	807,289

3.	Segment Reporting

The Partnership has two reportable segments, its liquefied gas segment and its conventional tanker segment. The Partnership’s liquefied gas segment consists of LNG and LPG/Multigas carriers which generally operate under long-term, fixed-rate charters to international energy companies and Teekay Corporation (see Note 11a). As at December 31, 2014, the Partnership’s liquefied gas segment consisted of 47 LNG carriers (including 20 LNG carriers included in joint ventures that are accounted for under the equity method), and 30 LPG/Multigas carriers (including 24 LPG carriers included in a joint venture that is accounted for under the equity method). The Partnership’s conventional tanker segment consisted of seven Suezmax-class crude oil tankers and one Handymax product tanker which generally operate under long-term, fixed-rate time-charter contracts to international energy and shipping companies. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following table presents voyage revenues and percentage of consolidated voyage revenues for the Partnership’s top customers during any of the periods presented.

	Year Ended	Year Ended	Year Ended
(U.S. Dollars in millions)	December 31, 2014	December 31, 2013	December 31, 2012

Ras Laffan Liquefied Natural Gas Company Ltd.(i)	$69.8 or 17%	$69.7 or 17%	$69.6 or 18%
Shell Spain LNG S.A.U.(i),(ii)	$51.8 or 13%	$53.5 or 13%	$50.3 or 13%
The Tangguh Production Sharing Contractors(i)	$44.3 or 11%	$47.3 or 12%	$45.4 or 12%
Compania Espanola de Petroleos(iii)	Less than 10%	$48.8 or 12%	$47.3 or 12%

(i)	Liquefied gas segment.
(ii)	Shell Spain LNG S.A.U. acquired the charter contracts from Repsol YPF, S.A. in March 2014.
(iii)	Conventional tanker segment.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The following tables include results for these segments for the years presented in these financial statements.

	Year Ended December 31, 2014
		Conventional
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$
Voyage revenues	307,426	95,502	402,928
Voyage expenses	(1,768)	(1,553)	(3,321)
Vessel operating expenses	(59,087)	(36,721)	(95,808)
Depreciation and amortization	(71,711)	(22,416)	(94,127)
General and administrative(i)	(17,992)	(5,868)	(23,860)
Restructuring charge	—	(1,989)	(1,989)

Income from vessel operations	156,868	26,955	183,823

Equity income	115,478	—	115,478
Investment in and advances to equity accounted joint ventures	891,478	—	891,478
Total assets at December 31, 2014	3,395,759	381,838	3,777,597
Expenditures for vessels and equipment	(193,669)	(586)	(194,255)
Expenditures for dry docking	(8,127)	(5,344)	(13,471)

	Year Ended December 31, 2013
		Conventional
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$
Voyage revenues	285,694	113,582	399,276
Voyage expenses	(407)	(2,450)	(2,857)
Vessel operating expenses	(55,459)	(44,490)	(99,949)
Depreciation and amortization	(71,485)	(26,399)	(97,884)
General and administrative(i)	(13,913)	(6,531)	(20,444)
Restructuring charge	—	(1,786)	(1,786)

Income from vessel operations	144,430	31,926	176,356

Equity income	123,282	—	123,282
Investment in and advances to equity accounted joint ventures	671,789	—	671,789
Total assets at December 31, 2013	3,591,693	456,186	4,047,879
Expenditures for vessels and equipment	(469,463)	(750)	(470,213)
Expenditures for dry docking	(21,090)	(6,113)	(27,203)

	Year Ended December 31, 2012
		Conventional
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$
Voyage revenues	278,511	114,389	392,900
Voyage expenses	(66)	(1,706)	(1,772)
Vessel operating expenses	(50,124)	(44,412)	(94,536)
Depreciation and amortization	(69,064)	(31,410)	(100,474)
General and administrative(i)	(13,224)	(5,736)	(18,960)
Write down of vessels	—	(29,367)	(29,367)

Income from vessel operations	146,033	1,758	147,791

Equity income	78,866	—	78,866
Expenditures for vessels and equipment	(39,366)	(528)	(39,894)
Expenditures for dry docking	(6,054)	(1,439)	(7,493)

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

A reconciliation of total segment assets presented in the consolidated balance sheets is as follows:

	December 31,	December 31,
	2014	2013
	$	$
Total assets of the liquefied gas segment	3,395,759	3,591,693
Total assets of the conventional tanker segment	381,838	456,186
Unallocated:
Cash and cash equivalents	159,639	139,481
Accounts receivable and prepaid expenses	15,240	25,600
Advances to affiliates	11,942	6,634

Consolidated total assets	3,964,418	4,219,594

4.	Leases and Restricted Cash

Capital Lease Obligations

	December 31,	December 31,
	2014	2013
	$	$
RasGas II LNG Carriers	—	472,806
Suezmax Tankers	63,550	125,523

Total	63,550	598,329
Less current portion	4,422	31,668

Total	59,128	566,661

RasGas II LNG Carriers. As at December 31, 2014 and 2013, the Partnership owned a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat Joint Venture). All amounts below and in the table above relating to the Teekay Nakilat Joint Venture’s three LNG carriers (or the RasGas II LNG Carriers), which were under capital leases, until the termination of the leasing of the vessels on December 22, 2014, include our joint venture partner’s 30% interest in the Teekay Nakilat Joint Venture. Pursuant to the termination of the leasing of the RasGas II LNG Carriers, the Teekay Nakilat Joint Venture, through its wholly-owned subsidiaries, acquired the RasGas II LNG Carriers from the lessor. In settling the outstanding lease obligations and acquiring the vessels, the Teekay Nakilat Joint Venture capitalized a negotiated early lease termination fee of $23.1 million, which was required under the lease agreement and was paid to the lessor in excess of the outstanding lease obligation of $473.4 million. Concurrently with the lease termination, the Teekay Nakilat Joint Venture refinanced its debt facility (see Note 9.)

Under the terms of the capital lease arrangements with respect to the RasGas II LNG Carriers, the lessor claimed tax depreciation on these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the Teekay Nakilat Joint Venture, as lessee. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases. If an assumption proved to be incorrect, the lessor was entitled to increase or decrease the lease payments to maintain its agreed after-tax margin. Even though the Teekay Nakilat Joint Venture has terminated the leasing of the RasGas II LNG Carriers and acquired the leased vessels from the lessor, it remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date. The Partnership’s carrying amount of the tax indemnification guarantee as at December 31, 2014 and 2013 was $14.4 million and $15.0 million, respectively, and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

Suezmax Tankers. During 2014, the Partnership was a party to capital leases on four Suezmax tankers. Under these capital leases, the owner has the option to require the Partnership to purchase the four vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts. The Partnership received notification of termination from the owner and the owner sold the Algeciras Spirit on February 28, 2014 and sold the Huelva Spirit on August 15, 2014. For the remaining two Suezmax tankers, the cancellation options are first exercisable in October 2017 and July 2018, respectively. Upon sales of the vessels, the Partnership was not required to pay the balance of the capital lease obligations, as the vessels under capital leases were returned to the owner and the capital lease obligations were concurrently extinguished.

The amounts in the table below assume the owner will not exercise its options to require the Partnership to purchase either of the two remaining vessels from the owner, but rather it assumes the owner will cancel the charter contracts when the cancellation right is first exercisable (in October 2017 and July 2018, respectively), and sell the vessel to a third party, upon which the lease obligation will be extinguished. At the inception of these leases, the weighted-average interest rate implicit in these leases was 5.5%. These capital leases are variable-rate capital leases. However, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

As at December 31, 2014, the remaining commitments under the two capital leases, including the purchase obligations for the two Suezmax tankers, approximated $73.7 million, including imputed interest of $10.2 million, repayable from 2015 through 2018, as indicated below:

Year	Commitment
2015	$7,790
2016	$7,673
2017	$30,953
2018	$27,296

The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.

Restricted Cash

Under the terms of the capital leases for the RasGas II LNG Carriers that were terminated on December 22, 2014, the Teekay Nakilat Joint Venture was required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, would equal the remaining amounts owing under the leases. These cash deposits were restricted to being used for capital lease payments and were fully funded primarily with term loans. These deposits were released as part of the lease termination; however, the Teekay Nakilat Joint Venture was required to place $6.8 million on deposit to the lessor as security against any future claims as the Teekay Nakilat Joint Venture still has an obligation to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date. As at December 31, 2014 and 2013, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $6.8 million and $475.6 million, respectively. As at December 31, 2014 and 2013, the weighted-average interest rates earned on the deposits were 0.6% and 0.3%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership had used to economically hedge its floating-rate restricted cash deposits relating to the RasGas II LNG Carriers up to the termination date of the lease.

The Partnership maintains restricted cash deposits relating to certain term loans, collateral for cross-currency swaps and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs, which cash totaled $39.2 million and $21.7 million as at December 31, 2014 and 2013, respectively.

Operating Lease Obligations

Teekay Tangguh Joint Venture

As at December 31, 2014, the Teekay Tangguh Joint Venture was a party to operating leases (or Head Leases) whereby it is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company. The Teekay Tangguh Joint Venture is then leasing back the LNG carriers from the same third party company (or the Subleases). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lease payments are increased or decreased under the Sublease to maintain the agreed after-tax margin. The Teekay Tangguh Joint Venture’s carrying amounts of this tax indemnification guarantee as at December 31, 2014 and 2013 was $8.4 million and $8.9 million, respectively, and are included as part of other long-term liabilities in the consolidated balance sheets of the Partnership. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2033. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Joint Venture will be required to make termination payments to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20 year terms and are classified as operating leases. The Head Lease and the Sublease for the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

As at December 31, 2014, the total estimated future minimum rental payments to be received and paid under the lease contracts are as follows:

Year	Head Lease Receipts(i)	Sublease Payments(i)(ii)

2015	$22,188	$24,113
2016	$21,242	$24,113
2017	$21,242	$24,113
2018	$21,242	$24,113
2019	$21,242	$24,113
Thereafter	$196,579	$223,185

Total	$303,735	$343,750

(i)

The Head Leases are fixed-rate operating leases while the Subleases have a small variable-rate component. As at December 31, 2014, the Partnership had received $206.6 million of aggregate Head Lease receipts and had paid $139.6 million of aggregate Sublease payments. The portion of the Head Lease receipts that have not been recognized into earnings are deferred and amortized on a straight line basis over the lease terms and, as at December 31, 2014, $2.8 million and $44.1 million of Head Lease receipts had been deferred and included in unearned revenue and other long-term liabilities, respectively, in the Partnership’s consolidated balance sheets.

(ii)	The amount of payments under the Subleases are updated annually to reflect any changes in the lease payments due to changes in tax law.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Net Investments in Direct Financing Leases

The Tangguh LNG Carriers commenced their time-charters with its charterers in January and May 2009, respectively. Both time-charters are accounted for as direct financing leases with 20-year terms. In September and November 2013, the Partnership acquired two 155,900-cubic meter LNG carriers (or Awilco LNG Carriers) from Norway-based Awilco LNG ASA (or Awilco) and chartered them back to Awilco on five- and four-year fixed-rate bareboat charter contracts (plus a one year extension option), respectively, with Awilco holding fixed-price purchase obligations at the end of the charter. The bareboat charters with Awilco are accounted for as direct financing leases. The purchase price of each vessel was $205.0 million less a $51.0 million upfront prepayment of charter hire by Awilco (inclusive of a $1.0 million upfront fee), which is in addition to the daily bareboat charter rate. The following table lists the components of the net investments in direct financing leases:

	December 31,	December 31,
	2014	2013
	$	$
Total minimum lease payments to be received	914,943	988,888
Estimated unguaranteed residual value of leased properties	194,965	194,965
Initial direct costs	458	490
Less unearned revenue	(427,871)	(484,648)

Total	682,495	699,695
Less current portion	15,837	16,441

Total	666,658	683,254

As at December 31, 2014, estimated minimum lease payments to be received by the Partnership under the Tangguh LNG Carrier leases in each of the next five succeeding fiscal years were approximately $39.1 million per year from 2015 through 2019. Both leases are scheduled to end in 2029. In addition, estimated minimum lease payments in the next four years to be received by the Partnership under the Awilco LNG Carrier leases are approximately $32.8 million (2015), $35.9 million (2016), $165.0 million (2017) and $134.6 million (2018).

Operating Leases

As at December 31, 2014, the minimum scheduled future revenues in the next five years to be received by the Partnership for the lease and non-lease elements under charters that were accounted for as operating leases are approximately $324.1 million (2015), $300.8 million (2016), $299.8 million (2017), $258.1 million (2018) and $243.4 million (2019). Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2014, revenue from undelivered vessels, revenue from unexercised option periods of contracts that existed on December 31, 2014, or variable or contingent revenues. Therefore, the minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.

5.	Equity Method Investments

a)	Yamal LNG Joint Venture

On July 9, 2014, the Partnership, through a new 50/50 joint venture with China LNG (or the Yamal LNG Joint Venture), ordered six internationally-flagged icebreaker LNG carriers for a project located on the Yamal Peninsula in Northern Russia (or the Yamal LNG Project). The Yamal LNG Project is a joint venture between Russia-based Novatek OAO (60%), France-based Total S.A. (20%) and China-based China National Petroleum Corporation (or CNPC) (20%), and will consist of three LNG trains with a total expected capacity of 16.5 million metric tons of LNG per annum and is currently scheduled to start-up in early-2018. The six 172,000-cubic meter ARC7 LNG carrier newbuildings will be constructed by Daewoo Shipbuilding & Marine Engineering Co. (or DSME), of South Korea, for a total fully built-up cost of approximately $2.1 billion. The vessels, which will be constructed with maximum 2.1 meter icebreaking capabilities in both the forward and reverse directions, are scheduled to deliver at various times between the first quarter of 2018 and first quarter of 2020. Upon their deliveries, the six LNG carriers will each operate under fixed-rate time-charter contracts with Yamal Trade Pte. Ltd. until December 31, 2045, plus extension options. As of December 31, 2014, the Partnership had advanced $95.3 million to the Yamal LNG Joint Venture to fund newbuilding installments (see Note 6c).

b)	BG Joint Venture

On June 27, 2014, the Partnership acquired from BG its ownership interests in four 174,000-cubic meter Tri-Fuel Diesel Electric LNG carrier newbuildings, which will be constructed by Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. in China for an estimated total fully built-up cost to the joint venture of approximately $1.0 billion. The vessels upon delivery, which are scheduled between September 2017 and January 2019, will each operate under 20-year fixed-rate time-charter contracts, plus extension options with Methane Services Limited, a wholly-owned subsidiary of BG. As compensation for BG’s ownership interest in these four LNG carrier newbuildings, the Partnership assumed BG’s obligation to provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery date pursuant to a ship construction support agreement. The Partnership estimates it will incur approximately $38.7 million of costs to provide these services, of which BG has agreed to pay a fixed amount of $20.3 million. The Partnership estimated that the fair value of the service obligation was $33.3 million and the fair value of the amount due from BG was $16.5 million. As at December 31, 2014, the carrying value of the service obligation of $33.7 million is included in both the current portion of in-process contracts and in-process contracts and the carrying value of the receivable from BG of $17.1 million is included in other assets in the Partnership’s consolidated balance sheet. Through this transaction, the Partnership has a 30% ownership interest in two LNG carrier newbuildings and a 20% ownership interest in the remaining two LNG carrier newbuildings (collectively, the BG Joint Venture). The excess of the Partnership’s investment in the BG Joint Venture over the Partnership’s share of the underlying carrying value of net assets acquired was approximately $16.8 million in accordance with the final purchase price allocation. This basis difference has been allocated notionally to the ship construction support agreements and the time-charter contracts. The Partnership accounts for its investment in the BG Joint Venture using the equity method.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

During the year ended December 31, 2014, to fund its newbuilding installments, the BG Joint Venture drew $53.7 million from its $787 million long-term debt facility and received $15.3 million of capital contributions from its joint venture partners, of which $3.8 million represents the Partnership’s proportionate share.

c)	Exmar LPG BVBA

In February 2013, the Partnership entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and, as of December 31, 2014, included 20 owned LPG carriers (including nine newbuilding carriers scheduled for delivery between 2015 and 2018) and four chartered-in LPG carriers. For its 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, the Partnership invested $133.1 million in exchange for equity and a shareholder loan and assumed approximately $108 million of its pro rata share of existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. The Partnership also paid a $2.7 million acquisition fee to Teekay Corporation that was recorded as part of the investment in Exmar LPG BVBA (see Note 11h). The excess of the book value of net assets acquired over Teekay LNG’s investment in the Exmar LPG BVBA, which amounted to approximately $6.0 million, has been accounted for as an adjustment to the value of the vessels, charter agreements and lease obligations of Exmar LPG BVBA and recognition of goodwill, in accordance with the final purchase price allocation. Control of Exmar LPG BVBA is shared equally between Exmar and the Partnership. The Partnership accounts for its investment in Exmar LPG BVBA using the equity method.

d)	Teekay LNG-Marubeni Joint Venture

In February 2012, the Teekay LNG-Marubeni Joint Venture acquired a 100% interest in six LNG carriers (or the MALT LNG Carriers) from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. The Partnership and Marubeni Corporation (or Marubeni) have 52% and 48% economic interests, respectively, but share control of the Teekay LNG-Marubeni Joint Venture. Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Marubeni and the Partnership, the Partnership accounts for its investment in the Teekay LNG-Marubeni Joint Venture using the equity method. From June to July 2013, the Teekay LNG Marubeni Joint Venture completed the refinancing of its short-term loan facilities by entering into separate long-term debt facilities totaling approximately $963 million. These debt facilities mature between 2017 and 2030. The Partnership has guaranteed its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and, as a result, recorded a guarantee liability of $0.7 million. The carrying value of the guarantee liability as at December 31, 2014 was $0.4 million (December 31, 2013 was $0.6 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

In July 2013, the Teekay LNG-Marubeni Joint Venture entered into an eight-year interest rate swap with a notional amount of $160.0 million, which amortizes quarterly over the term of the interest rate swap to $70.4 million at maturity. The interest rate swap exchanges the receipt of LIBOR-based interest for the payment of a fixed rate of interest of 2.20% in the first two years and 2.36% in the last six years. This interest rate swap has been designated as a qualifying cash flow hedging instrument for accounting purposes. The Teekay LNG-Marubeni Joint Venture uses the same accounting policy for qualifying cash flow hedging instruments as the Partnership uses.

e)	Angola Joint Ventures

The Partnership has a 33% ownership interest in four 160,400-cubic meter LNG carriers (or the Angola LNG Carriers or Angola Joint Ventures). The Angola LNG Carriers are chartered at fixed rates, subject to inflation adjustments, to Angola LNG Supply Services LLC for a period of 20 years from the date of delivery from the shipyard, with two five year options for the charterer to extend the charter contract and are classified as direct financing leases. The charterer has the option to terminate the charter upon 120 days’ notice and payment of an early termination fee, which would equal approximately 50% of the fully built-up cost of the applicable vessel. Three of the four Angola LNG Carriers delivered in 2011 and the remaining Angola LNG Carrier delivered in January 2012 (see Note 11e).

f)	Excalibur and Excelsior Joint Ventures

The Partnership has 50% interest in joint ventures with Exmar (or the Excalibur Joint Venture and the Excelsior Joint Venture) which own two LNG carriers that are chartered out under long term contracts.

g)	RasGas 3 Joint Venture

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

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

These joint ventures are accounted for using the equity method. The RasGas 3 Joint Venture, the Excelsior Joint Venture, the Angola Joint Ventures and the Yamal LNG Joint Venture are considered variable interest entities; however, the Partnership is not the primary beneficiary and consolidation of these entities with the Partnership is not required. The Partnership’s maximum exposure to loss as a result of its investment in the RasGas 3 Joint Venture, the Excelsior Joint Venture, the Angola LNG Joint Ventures and the Yamal LNG Joint Venture is the amount it has invested and advanced in these joint ventures, which are $141.9 million, $67.7 million, $50.9 million and $96.0 million respectively, as at December 31, 2014. In addition, the Partnership guarantees its portion of the Excelsior Joint Venture’s debt of $29.4 million and the Angola Joint Ventures’ debt and swaps of $255.7 million and guarantee for charter termination of $1.5 million.

The following table presents aggregated summarized financial information assuming a 100% ownership interest in the Partnership’s equity method investments and excluding the impact from purchase price adjustments arising from the acquisition of Exmar LPG BVBA, the Excalibur and Excelsior Joint Ventures and the BG Joint Venture. The results included were for the Excalibur and Excelsior Joint Ventures, the RasGas 3 Joint Venture, the Angola Joint Ventures, the Exmar LPG BVBA from February 2013, the Teekay LNG-Marubeni Joint Venture from February 2012, the BG Joint Venture from June 2014 and the Yamal LNG Joint Venture from July 2014.

	As at December 31,
	2014	2013
	$	$
Cash and restricted cash	287,207	234,677
Other assets – current	137,055	83,248
Vessels and equipment	2,259,175	2,015,297
Net investments in direct financing leases – non-current	1,873,803	1,907,458
Other assets – non-current	32,284	199,060

Current portion of long-term debt and obligations under capital lease	440,222	442,890
Other liabilities – current	125,787	138,449
Long-term debt and obligations under capital lease	2,373,700	2,657,270
Other liabilities – non-current	390,467	191,019

	Years ended December 31,
	2014	2013	2012
	$	$	$
Voyage revenues	640,105	625,414	412,974
Income from vessel operations	398,836	335,062	278,067
Realized and unrealized (loss) gain on derivative instruments	(52,938)	16,334	(39,428)
Net income	267,990	277,096	180,059

Certain of the comparative figures have been adjusted to conform to the presentation adopted in the current year.

6.	Advances to Joint Venture Partner and Equity Accounted Joint Ventures

a) The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture. As of December 31, 2013, the Teekay Tangguh Joint Venture had non-interest bearing advances of $10.2 million to the Partnership’s joint venture partner, BLT LNG Tangguh Corporation, and advances of $4.2 million to its parent company, P.T. Berlian Laju Tanker. The advances to P.T. Berlian Laju Tanker were due on demand and bore interest at a fixed-rate of 8.0%. These advances by the Teekay Tangguh Joint Venture were made between 2010 and 2012 as advances on dividends. On February 1, 2014, the Teekay Tangguh Joint Venture declared dividends of $69.5 million, of which $14.4 million was used to offset the total advances to BLT LNG Tangguh Corporation and P.T. Berlian Laju Tanker.

b) The Partnership has a 50% interest in Exmar LPG BVBA and a 50% interest in the Excalibur Joint Venture, which owns an LNG carrier, the Excalibur. As of December 31, 2014, the Partnership had advances of $81.7 million (December 31, 2013 – $81.7 million) due from Exmar LPG BVBA, of which $67.9 million was assumed through the acquisition of Exmar LPG BVBA, and $2.5 million (December 31, 2013 – $3.0 million) is due from the Excalibur Joint Venture. These advances bear interest at LIBOR plus margins ranging from 0.50% to 2.0% and have no fixed repayment terms. As at December 31, 2014, the interest accrued on these advances was $1.0 million (December 31, 2013 – $0.4 million). Both the advances and the accrued interest on these advances are included in investment and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheet.

c) The Partnership has a 50% interest in the Yamal LNG Joint Venture (see Note 5a). As of December 31, 2014, the Partnership had advances of $95.3 million (December 31, 2013 – nil) to the Yamal LNG Joint Venture. The advances bear interest at LIBOR plus 3.0% compounded semi-annually. As of December 31, 2014, the interest accrued on these advances was $1.0 million (December 31, 2013 – nil).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

7.	Intangible Assets and Goodwill

As at December 31, 2014 and 2013, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 18.1 years. The carrying amount of intangible assets for the Partnership’s reportable segments is as follows:

	December 31, 2014			December 31, 2013
		Conventional			Conventional
	Liquefied Gas	Tanker		Liquefied Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
Gross carrying amount	179,813	6,797	186,610	179,813	6,797	186,610
Accumulated amortization	(92,167)	(6,797)	(98,964)	(83,311)	(6,454)	(89,765)

Net carrying amount	87,646	—	87,646	96,502	343	96,845

Amortization expense of intangible assets were $9.2 million, $13.1 million and $11.0 million for the years ended December 31, 2014, 2013 and 2012, respectively. Amortization of intangible assets in the next five years are approximately $8.9 million per year. In addition, as a result of the sales of the Algeciras Spirit and Huelva Spirit in 2014 (see Note 4) and the Tenerife Spirit in 2013, the Partnership’s intangible assets relating to these three conventional tankers were fully amortized in 2013 and 2014.

The carrying amount of goodwill as at each of December 31, 2014 and 2013 for the Partnership’s liquefied gas segment was $35.6 million. In 2014 and 2013, the Partnership conducted its annual goodwill impairment review of its liquefied gas segment and concluded that no impairment had occurred.

8.	Accrued Liabilities

	December 31,	December 31,
	2014	2013
	$	$
Interest including interest rate swaps	19,598	26,923
Voyage and vessel expenses	5,266	9,836
Payroll and benefits	5,560	6,411
Other general expenses	4,224	2,288
Income tax payable and other	4,389	338

Total	39,037	45,796

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

9.	Long-Term Debt

	December 31,	December 31,
	2014	2013
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	257,661	235,000
U.S. Dollar-denominated Term Loan due through 2018	93,595	103,207
U.S. Dollar-denominated Term Loan due through 2018	116,667	125,000
U.S. Dollar-denominated Term Loan due through 2018	125,667	—
U.S. Dollar-denominated Term Loan due through 2019	—	296,935
U.S. Dollar-denominated Term Loan due through 2026	450,000	—
U.S. Dollar-denominated Term Loan due through 2021	285,274	297,956
U.S. Dollar-denominated Term Loan due through 2021	95,560	102,372
U.S. Dollar-denominated Unsecured Demand Loan	—	13,282
Norwegian Kroner-denominated Bond due in 2017	93,934	115,296
Norwegian Kroner-denominated Bond due in 2018	120,773	148,238
Euro-denominated Term Loans due through 2023	284,993	340,221

Total	1,924,124	1,777,507
Less current portion	157,235	97,114

Total	1,766,889	1,680,393

As at December 31, 2014, the Partnership had three revolving credit facilities available, of which two are long-term and one is current. These three credit facilities, as at such date, provided for aggregate borrowings of up to $393.3 million, of which $135.6 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $84.1 million (2015), $27.3 million (2016), $28.2 million (2017) and $253.7 million (2018). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

At December 31, 2014, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $93.6 million. Interest payments on this loan are based on LIBOR plus 2.75% and require quarterly interest and principal payments and a bullet repayment of $50.7 million due at maturity in 2018. This loan facility is collateralized by first-priority mortgages on the five vessels to which the loan relates, together with certain other related security and is guaranteed by the Partnership.

At December 31, 2014, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $116.7 million. Interest payments on this loan are based on LIBOR plus 2.80% and require quarterly interest and principal payments and a bullet repayment of $83.3 million due at maturity in 2018. This loan facility is collateralized by a first-priority mortgage on the one vessel to which the loan relates, together with certain other related security and is guaranteed by the Partnership.

At December 31, 2014, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $125.7 million. Interest payments on this loan are based on LIBOR plus 2.75% and require quarterly interest and principal payments and a bullet repayment of $95.3 million due at maturity in 2018. This loan facility is collateralized by a first-priority mortgage on the one vessel to which the loan relates, together with certain other related security, and is guaranteed by the Partnership.

The Partnership owns a 70% interest in the Teekay Nakilat Joint Venture, which is a consolidated entity of the Partnership. The Teekay Nakilat Joint Venture refinanced its term loan that was due in 2019 with a new U.S. Dollar-denominated term loan, which, as at December 31, 2014, totaled $450.0 million. Interest payments on the new loan are based on LIBOR plus 1.85% and requires quarterly interest payments over the remaining term of the loan and will require bullet repayments of approximately $155.4 million due at maturity in 2026. The new term loan is collateralized by first-priority mortgages on the three vessels to which the loan relates, together with certain other related security and certain guarantees from the Teekay Nakilat Joint Venture.

The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture, a consolidated entity of the Partnership. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2014, totaled $285.3 million. Interest payments on the loan are based on LIBOR plus margins. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.63%. One tranche reduces in quarterly payments while the other tranche correspondingly is drawn up with a final $95.0 million bullet payment for each of two vessels due in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

At December 31, 2014, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $95.6 million. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.70%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $20.0 million bullet payment for each of two vessels due at maturity in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.

The Teekay Nakilat Joint Venture had a U.S. Dollar-denominated demand loan of $13.3 million owing to Qatar Gas Transport Company Ltd. (Nakilat), which was repaid by the Teekay Nakilat Joint Venture during 2014.

The Partnership has Norwegian Kroner (or NOK) 700 million of senior unsecured bonds that mature in May 2017 in the Norwegian bond market. As at December 31, 2014, the carrying amount of the bonds was $93.9 million and the bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.25%. The Partnership has a cross-currency swap to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.88% (see Note 12) and the transfer of principal fixed at $125.0 million upon maturity in exchange for NOK 700 million.

The Partnership has NOK 900 million of senior unsecured bonds that mature in September 2018 in the Norwegian bond market. As at December 31, 2014, the carrying amount of the bonds was $120.8 million and the bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 4.35%. The Partnership has a cross-currency swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.43% (see Note 12) and the transfer of principal fixed at $150.0 million upon maturity in exchange for NOK 900 million.

The Partnership has two Euro-denominated term loans outstanding, which as at December 31, 2014, totaled 235.6 million Euros ($285.0 million). Interest payments are based on EURIBOR plus margins, which ranged from 0.60% to 2.25% as of December 31, 2014, and the loans require monthly interest and principal payments. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at December 31, 2014 and December 31, 2013 was 2.19% and 2.48%, respectively. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 12). At December 31, 2014, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 2.80%.

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Partnership’s cross-currency swap, the Partnership incurred foreign exchange gains (losses) of $28.4 million, ($15.8) million and ($8.2) million, of which these amounts were primarily unrealized, for the years ended December 31, 2014, 2013 and 2012, respectively.

The aggregate annual long-term debt principal repayments required subsequent to December 31, 2014 are $157.2 million (2015), $102.3 million (2016), $202.0 million (2017), $773.6 million (2018), $71.1 million (2019) and $617.9 million (thereafter).

The Partnership and a subsidiary of Teekay Corporation are borrowers under one of the loan arrangements and are joint and severally liable for the obligations to the lender. Obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Partnership agreed to pay, on the basis of its arrangement among the co-obligor, and any additional amount the Partnership expects to pay on behalf of the co-obligor. This loan arrangement matures in 2021 and as of December 31, 2014 had an outstanding balance of $188.4 million, of which $95.6 million was the Partnership’s share. Teekay Corporation has indemnified the Partnership in respect of any losses and expenses arising from any breach by the co-obligor of the terms and conditions of the loan facility.

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintains certain ratios of vessel values as it relates to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum amount of leverage, and (d) two of the Partnership’s subsidiaries maintains restricted cash deposits. The Partnership has one facility that requires us to maintain a vessel-value-to-outstanding-loan-principal-balance ratio of 115%, which as at December 31, 2014, was 158%. The vessel value was determined using reference to second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be volatile, the Partnership’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Partnership sold any of the vessels. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities. One of the Partnership’s term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at December 31, 2014, the Partnership, and Teekay Corporation and their affiliates were in compliance with all covenants relating to the Partnership’s credit facilities and term loans.

10.	Income Tax

The components of the provision for income taxes were as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Current	(5,212)	(1,482)	(1,652)
Deferred	(2,355)	(3,674)	1,027

Income tax expense	(7,567)	(5,156)	(625)

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

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Net income before income tax expenses	226,494	218,471	139,767
Net income not subject to taxes	(81,604)	(131,529)	(148,118)

Net income (loss) subject to taxes	144,890	86,942	(8,351)

At applicable statutory tax rates
Amount computed using the standard rate of corporate tax	(33,083)	(16,476)	(731)
Adjustments to valuation allowance and uncertain tax position	14,851	12,830	3,352
Permanent and currency differences	11,507	1,576	2,069
Change in tax rate	(842)	(3,086)	(5,315)

Tax expense charge related to the current year	(7,567)	(5,156)	(625)

The significant components of the Partnership’s deferred tax assets (liabilities) included in other assets were as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2014	2013
	$	$
Derivative instruments	8,647	21,757
Taxation loss carryforwards and disallowed finance costs	48,440	52,804
Vessels and equipment	3,602	3,190
Capitalized interest	(2,261)	(2,342)

	58,428	75,409
Valuation allowance	(58,428)	(73,054)

Net deferred tax assets	—	2,355

The Partnership had tax losses in the United Kingdom (or UK) of $12.7 million as at December 31, 2014 that are available indefinitely for offset against future taxable income in the UK. The Partnership had tax losses and disallowed finance costs in Spain of 139.4 million Euros (approximately $168.6 million) and 38.8 million Euros (approximately $47.0 million), respectively, at December 31, 2014 that are available to be carried forward for 18 years for offset against future taxable income in Spain. The Partnership also had tax losses in Luxembourg of 114.6 million Euros (approximately $138.6 million) as at December 31, 2014 that are available indefinitely for offset against taxable future income in Luxembourg. Subsequent to December 31, 2014, as a result of an audit performed by the Spanish tax authorities on the Partnership’s Spanish subsidiaries, the Partnership and the Spanish tax authorities reached an agreement to reduce the Partnership’s tax losses in Spain by 29.0 million Euros (approximately $35.1 million). The losses were subject to a full valuation allowance, and therefore no change in income tax expense or assets will occur as a result of this agreement.

As of December 31, 2007, the Partnership had unrecognized tax benefits of 3.4 million Euros (approximately $5.4 million) relating to a re-investment tax credit related to a 2005 annual tax filing. During the third quarter of 2008, the Partnership received the refund on the re-investment tax credit and met the more-likely-than-not recognition threshold. As a result, the Partnership reflected this refund as a credit to equity as the original vessel sale transaction was a related party transaction reflected in equity. In 2009, the relevant tax authorities subsequently challenged the eligibility of the re-investment tax credit and, as a result, the Partnership believed the more-likely-than-not threshold was no longer met and recognized a liability of 3.4 million Euros (approximately $4.7 million) and reversed the benefit of the refund against equity as of December 31, 2009. In 2012, the relevant tax authorities accepted the Partnership’s claim on its re-investment tax credit and thus the Partnership no longer has any tax liability related to the reinvestment tax credit as of December 31, 2014, 2013 and 2012 and the credit is reflected in the Partnership’s equity for 2012.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2009 through 2014 currently remain open to examination by the major tax jurisdictions to which the Partnership is subject.

11.	Related Party Transactions

a) Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit, are employed on long-term charter contracts with subsidiaries of Teekay Corporation. In addition, the Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership and its subsidiaries with administrative, commercial, crew training, advisory, business development, technical and strategic consulting services. In addition, as part of the Partnership’s acquisition of its ownership interest in the BG Joint Venture (see Note 5b), the Partnership entered into an agreement with a subsidiary of Teekay Corporation whereby Teekay Corporation’s subsidiary will, on behalf of the Partnership, provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings in the BG Joint Venture up to their delivery date. All costs incurred by Teekay Corporation’s subsidiary will be charged to the Partnership and recorded as part of vessel operating expenses. Finally, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Year Ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Revenues(i)	37,596	34,573	37,630
Vessel operating expenses	(12,703)	(10,847)	(10,319)
General and administrative(ii)	(13,708)	(11,959)	(11,901)

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

d) On November 13, 2014, the Partnership acquired a 2003-bulit 10,200 cubic meter LPG carrier, the Norgas Napa, from I.M. Skaugen SE (or Skaugen) for $27.0 million. The Partnership took delivery of the vessel on November 13, 2014 and chartered the vessel back to Skaugen on a bareboat contract for a period of five years at a fixed rate plus a profit share component based on a portion of the vessel’s earnings from the Skaugen’s Norgas pool in excess of the fixed charter rate. In connection with the acquisition of Norgas Napa, the General Partner acquired a 1% ownership interest in the Norgas Napa from the Partnership for approximately $0.2 million.

e) In December 2007, a consortium in which Teekay Corporation had a 33% ownership interest agreed to charter the four Angola LNG Carriers for a period of 20 years to Angola LNG Supply Services LLC. The consortium entered into agreements to construct the four LNG carriers at a total cost of $906.2 million (of which Teekay Corporation’s 33% portion was $299.0 million), excluding capitalized interest. The vessels are chartered at fixed rates, with inflation adjustments, which began upon delivery of the vessels. In March 2011, the Partnership agreed to acquire Teekay Corporation’s 33% ownership interest in these vessels and related charter contracts upon delivery of each vessel.

Three of the four Angola LNG Carriers delivered during 2011 and commenced their 20-year, fixed-rate charters to Angola LNG Supply Services LLC. In January 2012, the last of four Angola LNG Carriers delivered and commenced its 20-year, fixed-rate charter to Angola LNG Supply Services LLC. Concurrently, the Partnership acquired Teekay Corporation’s 33% ownership interest in this remaining vessel and related charter contract for a total equity purchase price of $19.1 million (net of assumed debt of $64.8 million). The excess of the purchase price over the book value of the assets (including the fair market value of the interest rate swap associated with debt secured by the vessel) underlying the 33% ownership interest in the fourth vessel of $15.9 million was accounted for as an equity distribution to Teekay Corporation. The Partnership’s investments in the Angola LNG Carriers are accounted for using the equity method.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

f) In February 2012, the Partnership incurred a $7.0 million charge relating to a one-time fee to Teekay Corporation for its support in the Partnership’s successful acquisition of its 52% interest in six LNG carriers (see Note 5d). This acquisition fee is reflected as part of investments in and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

g) In March 2013, the Partnership incurred a $2.7 million charge relating to a fee to Teekay Corporation for its support in the Partnership’s successful acquisition of its 50% interest in Exmar LPG BVBA (see Note 5c). This acquisition fee is reflected as part of investments in and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

h) The Partnership entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with shipbuilding and site supervision services relating to eight LNG newbuildings the Partnership owns (see Note 13a). These costs are capitalized and included as part of advances on newbuilding contracts in the Partnership’s consolidated balance sheets. As at December 31, 2014, 2013 and 2012 shipbuilding and site supervision costs provided by Teekay Corporation subsidiaries totaled $3.0 million, $0.2 million, and nil, respectively.

i) As at December 31, 2014 and 2013, non-interest bearing advances to affiliates totaled $11.9 million and $6.6 million, respectively, and non-interest bearing advances from affiliates totaled $43.2 million and $19.3 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under the same common control.

j) In March 2014, two interest rate swap agreements were novated from Teekay Corporation to the Partnership. Teekay Corporation concurrently paid the Partnership $3.0 million in cash consideration, which represented the estimated fair value of the interest rate swap liabilities on the novation date.

12.	Derivative Instruments

The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated derivative instruments described within this note as hedges for accounting purposes.

Foreign Exchange Risk

In May 2012 and September 2013, concurrently with the issuance of NOK 700 million and NOK 900 million, respectively, of senior unsecured bonds (see Note 9), the Partnership entered into cross-currency swaps and pursuant to these swaps the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross-currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross-currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2017 and 2018, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross-currency swaps as at December 31, 2014.

Principal Amount NOK	Principal Amount $	Floating Rate Receivable Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of (Liability) $	Remaining Term (Years) Weighted- Average
700,000	125,000	NIBOR	5.25%	6.88%	(35,766)	2.3
900,000	150,000	NIBOR	4.35%	6.43%	(34,620)	3.7

					(70,386)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Interest Rate Risk

The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt. As at December 31, 2014, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Principal	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%) (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps	LIBOR	90,000	(11,549)	3.7	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(10,255)	2.0	5.3
U.S. Dollar-denominated interest rate swaps(ii)	LIBOR	181,250	(38,674)	14.0	5.2
U.S. Dollar-denominated interest rate swaps(ii)	LIBOR	74,979	(3,530)	6.6	2.8
U.S. Dollar-denominated interest rate swaps(iii)	LIBOR	320,000	(8,516)	1.3	2.9
U.S. Dollar-denominated interest rate swaps(iv)	LIBOR	125,667	(1,224)	4.0	1.7

EURIBOR-Based Debt:
Euro-denominated interest rate swaps(v)	EURIBOR	284,993	(45,810)	6.0	3.1

			(119,558)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at December 31, 2014, ranged from 0.30% to 2.80%.
(ii)	Principal amount reduces semi-annually.
(iii)

These interest rate swaps are being used to economically hedge expected interest payments on future debt that is planned to be outstanding from 2016 to 2021. These interest rate swaps are subject to mandatory early termination in 2016 whereby the swaps will be settled based on their fair value at that time.

(iv)	Principal amount reduces quarterly.
(v)	Principal amount reduces monthly to 70.1 million Euros ($84.8 million) by the maturity dates of the swap agreements.

As at December 31, 2014, the Partnership had multiple interest rate swaps and cross-currency swaps with the same counterparty that are subject to the same master agreement. Each of these master agreements provide for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at December 31, 2014, these interest rate swaps and cross-currency swaps had an aggregate fair value liability amount of $162.6 million. As at December 31, 2014, the Partnership had $16.2 million on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash on the Partnership’s consolidated balance sheets.

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

Other Derivatives

In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative liability at December 31, 2014 was $2.1 million (December 31, 2013 – $6.3 million derivative asset).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

	Accounts			Accrued
	receivable/	Current		liabilities/	Current
	Advances	portion of		Advances	portion of
	to	derivative	Derivative	from	derivative	Derivative
	affiliates	assets	assets	affiliates	liabilities	liabilities
As at December 31, 2014
Interest rate swap agreements	—	—	441	(7,486)	(52,356)	(60,157)
Cross-currency swap agreement	—	—	—	(544)	(4,922)	(64,920)
Toledo Spirit time-charter derivative	—	—	—	(637)	(400)	(1,100)

	—	—	441	(8,667)	(57,678)	(126,177)

As at December 31, 2013
Interest rate swap agreements	4,608	17,044	59,467	(10,960)	(75,615)	(114,187)
Cross-currency swap agreement	—	—	—	(155)	(1,365)	(16,716)
Toledo Spirit time-charter derivative	1,544	1,400	3,400	—	—	—

	6,152	18,444	62,867	(11,115)	(76,980)	(130,903)

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

	Year Ended December 31,
	2014			2013			2012
	Realized	Unrealized		Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(39,406)	4,204	(35,202)	(38,089)	18,868	(19,221)	(37,427)	5,200	(32,227)
Interest rate swap agreements termination	(2,319)	—	(2,319)	—	—	—	—	—	—
Toledo Spirit time-charter derivative	(861)	(6,300)	(7,161)	1,521	3,700	5,221	907	1,700	2,607

	(42,586)	(2,096)	(44,682)	(36,568)	22,568	(14,000)	(36,520)	6,900	(29,620)

Unrealized and realized (losses) gains relating to cross-currency swap agreements are recognized in earnings and reported in foreign currency exchange gain (loss) in the Partnership’s consolidated statements of income. For the years ended December 31, 2014, 2013 and 2012, unrealized losses of ($51.8) million, ($15.4) million and ($2.7) million, respectively, and realized (losses) gains of ($2.2) million, ($0.3) million and $0.3 million, respectively, were recognized in earnings.

13.	Commitments and Contingencies

a)

Between December 2012 and December 2014, the Partnership signed contracts with DSME for the construction of eight 173,400-cubic meter LNG carriers at a total cost of approximately $1.7 billion. These newbuilding vessels will be equipped with the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than other engines currently being utilized in LNG shipping. Two of the vessels ordered are scheduled for delivery in 2016 and, upon delivery of the vessels, will be chartered to Cheniere Marketing L.L.C. at fixed rates for a period of five years. Five of the vessels ordered are scheduled for delivery between 2017 and 2018 and, upon delivery of the vessels, will be chartered to a wholly-owned subsidiary of Royal Dutch Shell PLC (or Shell) at fixed rates for a period of six to eight years, plus extension options. The Partnership intends to secure a charter contract for the remaining newbuilding vessel prior to its delivery in 2017. As at December 31, 2014, costs incurred under these newbuilding contracts totaled $237.6 million and the estimated remaining costs to be incurred are $153.0 million (2015), $350.6 million (2016), $578.5 million (2017) and $363.3 million (2018). The Partnership intends to finance the newbuilding payments through its existing liquidity and expects to secure long-term debt financing for the units prior to their scheduled deliveries.

b)

As described under Note 4, the Teekay Nakilat Joint Venture was the lessee under three separate 30-year capital lease arrangements with a third party for the three RasGas II LNG Carriers. Under the terms of the leasing arrangements in respect of the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain its agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures. One of those challenges resulted in a court decision from the First Tribunal on January 2012 regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer, as well as a 2013 decision from the Upper Tribunal that upheld the 2012 verdict. However, HMRC appealed the 2013 decision to the Court of Appeal and in August 2014, HMRC was successful in having the judgment of the First Tribunal (in favor of the taxpayer) set aside. The matter will now be reconsidered by the First Tribunal, taking into account the appellate court’s comments on the earlier judgment. If the lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, which the Partnership does not consider to be a probable outcome, the Partnership’s 70% share of the potential exposure in the Teekay Nakilat Joint Venture is estimated to be approximately $60 million. Such estimate is primarily based on information received from the lessor.

c)

As described in Note 5b, the Partnership has an ownership interest in the BG Joint Venture and as part of the acquisition, agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. As at December 31, 2014, the Partnership had incurred $0.8 million relating to shipbuilding and crew training services. The remaining estimated amounts to be incurred for the shipbuilding and crew training obligation, net of the reimbursement from BG, are $5.2 million (2015), $4.2 million (2016), $3.8 million (2017), $4.0 million (2018) and $0.4 million (2019).

In addition, the BG Joint Venture secured a $787.0 million debt facility to finance a portion of the estimated fully built-up cost of $1.0 billion for its four newbuilding carriers, with the remaining portion to be financed pro-rata based on ownership interests by the Partnership and the other partners. As at December 31, 2014, the Partnership’s proportionate share of the remaining newbuilding installments, net of debt financing, totaled $4.9 million (2015), $7.9 million (2016), $15.0 million (2017), $17.3 million (2018), and $6.3 million (2019).

d)

As described in Note 5a, the Partnership has a 50% ownership interest in the Yamal LNG Joint Venture which will build six 172,000-cubic meter ARC7 LNG carrier newbuildings for an estimated total fully built-up cost of approximately $2.1 billion. As at December 31, 2014, the Partnership’s proportionate costs incurred under these newbuilding contracts totaled $95.3 million and the Partnership’s proportionate share of the estimated remaining costs to be incurred were $23.7 million (2015), $33.9 million (2016), $84.4 million (2017), $344.7 million (2018), $240.2 million (2019) and $201.1 million (thereafter). The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six newbuildings.

14.	Supplemental Cash Flow Information

a) The changes in operating assets and liabilities for years ended December 31, 2014, 2013 and 2012 are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Accounts receivable	9,957	(6,436)	513
Prepaid expenses	1,781	80	(920)
Accounts payable	(1,098)	(437)	(1,124)
Accrued liabilities	(6,759)	7,662	(8,606)
Unearned revenue and long-term unearned revenue	(536)	(6,956)	7,996
Restricted cash	—	4,258	(1,464)
Advances to and from affiliates and joint venture partners	17,953	14,417	(7,259)
Other operating assets and liabilities	(2,476)	(2,510)	3,557

Total	18,822	10,078	(7,307)

b) Cash interest paid (including realized losses on interest rate swaps) on long-term debt, advances from affiliates and capital lease obligations, net of amounts capitalized, during the years ended December 31, 2014, 2013 and 2012 totaled $128.7 million, $133.7 million, and $131.1 million, respectively.

c) During the years ended December 31, 2014, 2013 and 2012, cash paid for corporate income taxes was $2.3 million, $5.6 million and $1.5 million, respectively.

d) During 2013, the Partnership acquired two LNG carriers from Awilco for a purchase price of $205.0 million per vessel. The upfront prepayment of charter hire of $51.0 million (inclusive of a $1.0 million upfront fee) per vessel was used to offset the purchase price and was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

e) During 2014 and 2013, the sales of the Tenerife Spirit, Huelva Spirit, and Algeciras Spirit conventional tankers resulted in the vessels under capital lease being returned to the owner and the capital lease obligations concurrently extinguished. Therefore, the sales of the Algeciras Spirit and Huelva Spirit under capital lease of $56.2 million in 2014 and the sale of the Tenerife Spirit under capital lease of $29.7 million in 2013 and the concurrent extinguishment of the corresponding capital lease obligations of $56.2 million in 2014 and $29.7 million in 2013 were treated as non-cash transactions in the Partnership’s consolidated statements of cash flows.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

f) During 2014, the Partnership acquired an LPG carrier, the Norgas Napa, from Skaugen for $27.0 million, of which $21.6 million was paid in cash upon delivery and the remaining $5.4 million is an interest-bearing loan to Skaugen.

g) As described in Note 5b, during 2014, Partnership acquired BG’s ownership interest in the BG Joint Venture. As compensation, the Partnership assumed BG’s obligation (net of an agreement by BG to pay the Partnership approximately $20.3 million) to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. The estimated fair value of the assumed obligation of approximately $33.3 million was used to offset the purchase price and the Partnership’s receivable from BG and was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

h) As described in Note 6a, the portion of the dividends declared by the Teekay Tangguh Joint Venture that was used to settle the advances made to BLT LNG Tangguh Corporation and P.T. Berlian Laju Tanker of $14.4 million in 2014 was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

15.	Total Capital and Net Income Per Unit

The following table summarizes the issuances of common units over the three years ending December 31, 2014:

Date	Number of Common Units Issued	Offering Price		Gross Proceeds(i) $	Net Proceeds $	Teekay Corporation’s Ownership After the Offering(ii)	Use of Proceeds
September 2012	4,825,863	$38.43		189,243	182,316	37.45%	Prepayment of revolving credit facilities
Continuous offering program during 2013	124,071	(iii	)	5,383	4,926	(iii )	General partnership purposes
July 2013	931,098	$42.96		40,816	40,776	36.92%	Funding of LNG carrier newbuilding
October 2013	3,450,000	$42.62		150,040	144,818	35.30%	Prepayment of revolving credit facilities, funding of an LNG carrier acquisition and for general partnership purposes
July 2014	3,090,000	$44.65		140,784	140,484	33.96%	Prepayment of revolving credit facilities, funding of the Yamal LNG Project and portion of the MEGI newbuildings
Continuous offering program during 2014 (iv)	1,050,463	(iii	)	42,556	41,655	(iii )	General partnership purposes including funding newbuilding installments

(i)	Including General Partner’s 2% proportionate capital contribution.
(ii)	Including Teekay Corporation’s indirect 2% general partner interest.
(iii)

In May 2013, the Partnership implemented a continuous offering program (or COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million.

(iv)	Excludes 160,000 common units for net proceed of $6.8 million (including General Partner’s 2% proportionate capital contribution) that were received in January 2015.

Limited Total Rights

Significant rights of the Partnership’s limited partners include the following:

•	Right to receive distribution of available cash within approximately 45 days after the end of each quarter.

•	No limited partner shall have any management power over the Partnership’s business and affairs; the General Partner conducts, directs and manages the Partnership’s activities.

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

During 2014, quarterly cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation.

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

The General Partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

Pursuant to the Partnership agreement, allocations to partners are made on a quarterly basis.

16.	Unit-Based Compensation

In March 2014, a total of 9,521 common units, with an aggregate value of $0.4 million, were granted to the non-management directors of the General Partner as part of their annual compensation for 2014. These common units were fully vested upon grant. During 2013 and 2012, the Partnership awarded 7,362 and 1,263 common units, respectively, as compensation to non-management directors. The awards were fully vested in March 2013 and March 2012, respectively. The compensation to the non-management directors is included in general and administrative expenses on the Partnership’s consolidated statements of income.

The Partnership grants restricted unit-based compensation awards as incentive-based compensation under the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Partnership’s unit-based compensation awards are reflected in general and administrative expenses in the Partnership’s consolidated statements of income.

During March 2014 and 2013, the Partnership granted restricted unit-based compensation with respect to 31,961 and 36,878 units, respectively, with grant date fair values of $1.3 million and $1.5 million, respectively, to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries, based on the Partnership’s closing unit price on the grant date. Each award represents the specified number of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and in this case the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to each recipient in the form of units. During the years ended December 31, 2014, 2013 and 2012, the Partnership recorded an expense of $1.0 million, $1.0 million, and nil, respectively, related to the restricted units.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

17.	Restructuring Charge

Compania Espanole de Petroles, S.A., the charterer and owner of the Partnership’s former conventional vessels under capital lease, sold the Tenerife Spirit, Algeciras Spirit, and Huelva Spirit between December 2013 and August 2014. On redeliveries of the vessels, the charter contract with the Partnership was terminated. As a result of these sales, the Partnership recorded restructuring charges of $2.0 million, $1.8 million and nil for the years ended December 31, 2014, 2013 and 2012, respectively. The balances outstanding of $1.6 million and $1.8 million as at December 31, 2014 and 2013, respectively, are included in accrued liabilities in the Partnership’s consolidated balance sheets.

18.	Write Down of Vessels

The Partnership’s consolidated statement of income for the year ended December 31, 2012 includes a $29.4 million write-down on three of the Partnership’s conventional Suezmax tankers, the Tenerife Spirit, Algeciras Spirit and Huelva Spirit. The carrying values of these three vessels were written down in 2012 due to the expected termination of their time-charter-in contracts and their associated capital lease obligations. The estimated fair value was based on a discounted cash flow approach and such estimates of cash flow were based on the existing time-charter contracts, lease obligations and operating costs as at December 31, 2012.

19.	Accounting Pronouncement Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 will require entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Partnership is evaluating the effect of adopting this new accounting guidance.

In April 2014, the FASB issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08) which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is now defined as: (i) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 is effective for fiscal years beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in the financial statements previously issued or available for issuance. The impact, if any, of adopting ASU 2014-08 on the Partnership’s financial statements will depend on the occurrence and nature of disposals that occur after ASU 2014-08 is adopted.

20.	Subsequent Events

On February 2, 2015, the Partnership entered into an agreement with DSME for the construction of one additional 173,400 cbm MEGI LNG carrier newbuilding for a total fully built-up cost of approximately $225 million, with options to order up to four additional vessels. The Partnership intends to secure long-term contract employment for the ordered vessel prior to its scheduled delivery in the fourth quarter of 2018.