Form 20-F/A
period 2016-12-31
Teekay LNG Partners L.P.
filed 2017-05-26
CIK 1308106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________________________
FORM 20-F/A
(Amendment No. 1)
  _______________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number 1- 32479
  _______________________________
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
  _______________________________
Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
Telephone: (441) 298-2530
(Address and telephone number of principal executive offices)
Edith Robinson
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
Telephone: (441) 298-2530
Fax: (441) 292-3931
(Contact information for company contact person)

Securities registered, or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Units	New York Stock Exchange
Series A Preferred Units	New York Stock Exchange
Securities registered, or to be registered, pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
  _______________________________
Indicate the number of outstanding shares of each issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
79,571,820 Common Units
5,000,000 Series A Preferred Units
Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities
Act.    Yes   ☒    No   ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark if the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark if the registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☒	Accelerated Filer	☐	Non-Accelerated Filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
Yes  ☐        No  ☒

EXPLANATORY NOTE
Teekay LNG Partners L.P. (“Teekay LNG Partners”) is filing this Amendment No. 1 on Form 20-F/A (the “Form 20-F/A”) to amend Part III Item 18 and Part III Item 19 of its annual report on Form 20-F for the fiscal year ended December 31, 2016 (the “Form 20-F”) as originally filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2017, in order to update (i) the Reports of Independent Public Accounting Firm on pages F-1 and F-2 of the Form 20-F and (ii) the consent of Teekay LNG Partners’ independent auditors, KPMG LLP, originally filed as Exhibit 15.1 of the Form 20-F, in each case to include the conformed signatures of KPMG LLP, which conformed signatures reflect the signatures of KPMG that were dated as of, and received by Teekay LNG Partners on, April 25, 2017. The conformed signatures were inadvertently omitted from the Form 20-F. Although "Item 18: Financial Statements" is being re-submitted in its entirety, the sole changes made are the addition of the KPMG conformed signatures on pages F-1 and F-2 of Item 18. We have also refiled Exhibit 15.1 with KPMG's conformed signature. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, revise, amend, update or restate the information presented in any other item of the Form 20-F, or reflect any events that have occurred after the Form 20-F was originally filed.

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

2.1	Agreement, dated April 30, 2012, for NOK 700,000,000, Senior Unsecured Bonds due May 2017, between Teekay LNG Partners L.P. and Norsk Tillitsmann ASA. (4)
2.2	Agreement, dated August 30, 2013, for NOK 900,000,000, Senior Unsecured Bonds due September 2018, between Teekay LNG Partners L.P. and Norsk Tillitsmann ASA. (5)
2.3	Agreement, dated May 18, 2015, for NOK 1,000,000,000, Senior Unsecured Bonds due May 2020, between Teekay LNG Partners L.P. and Nordic Trustee ASA. (17)
4.2	Amended Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan. (3)
4.3	Amended and Restated Omnibus Agreement with Teekay Corporation, Teekay Offshore, our General Partner and related parties. (6)
4.4	Administrative Services Agreement with Teekay Shipping Limited. (3)
4.5	Advisory, Technical and Administrative Services Agreement between Teekay Shipping Spain S.L. and Teekay Shipping Limited. (3)
4.6	LNG Strategic Consulting and Advisory Services Agreement between Teekay LNG Partners L.P. and Teekay Shipping Limited. (3)
4.7
Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended. (3)

4.11	Agreement, dated August 23, 2006, for a U.S. $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks. (7)
4.12	Purchase Agreement, dated November 2005, for the acquisition of Asian Spirit L.L.C., African Spirit L.L.C. and European Spirit L.L.C. (8)

4.13	Agreement, dated June 30, 2008, for a U.S. $172,500,000 Secured Revolving Loan Facility between Arctic Spirit L.L.C., Polar Spirit L.L.C. and DnB Nor Bank A.S.A. and other banks. (8)
4.14	Credit Facility Agreement between Taizhou L.L.C. and DHJS L.L.C. and Calyon, as Agent, dated as of October 27, 2009. (9)
4.16
Credit Facility Agreement between Great East Hull No. 1717 L.L.C., Great East Hull No. 1718 L.L.C., H.S.H.I. Hull No. S363 L.L.C., H.S.H.I. Hull No. S364 L.L.C. and Calyon, dated December 15, 2006. (10)

4.17	Agreement, dated September 30, 2011, for a EURO 149,933,766 Credit Facility between Naviera Teekay Gas IV S.L.U., ING Bank N.V. and other banks. (11)
4.18
Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG I, Ltd., BNP Paribas S.A., and other banks. (12)

4.19
Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG II, Ltd. , BNP Paribas S.A., and other banks. (12)

4.20
Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG III, Ltd ., BNP Paribas S.A., and other banks. (12)

4.21
Deed of Amendment and Restatement dated November 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG IV, Ltd., BNP Paribas S.A., and other banks. (12)

4.22	Share purchase agreement dated February 28, 2012 to purchase Maersk LNG A/S through the Teekay LNG- Marubeni Joint Venture from AP Moller-Maersk A/S. (12)
4.23	Agreement dated January 1, 2012, for business development services between Teekay LNG Operating L.L.C. and Teekay Shipping Limited. (13)
4.24	Agreement dated June 27, 2013, for U.S. $195,000,000 senior secured notes between Meridian Spirit ApS and Wells Fargo Bank Northwest N.A. (14)
4.25	Agreement dated June 28, 2013, for U.S. $160,000,000 loan facility between Malt Singapore Pte. Ltd. and Commonwealth Bank of Australia. (14)
4.26	Agreement dated July 30, 2013, for U.S. $608,000,000 loan facility between Malt LNG Netherlands Holdings B.V. and DNB Bank ASA, acting as agent and security trustee. (14)
4.27	Agreement dated December 9, 2013, for U.S. $125,000,000 loan facility between Wilforce L.L.C. and Credit Suisse AG and others. (5)
4.28	Agreement dated February 12, 2013; Teekay Luxembourg S.a.r.l. entered into a share purchase agreement with Exmar NV and Exmar Marine NV to purchase 50% of the shares in Exmar LPG BVBA. (5)
4.29
Agreement dated July 7, 2014; Teekay LNG Operating L.L.C. entered into a shareholder agreement with China LNG Shipping (Holdings) Limited to form TC LNG Shipping L.L.C. in connection with the Yamal LNG Project. (15)

4.30	Agreement dated December 17, 2014, for U.S. $450,000,000 loan facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ. (15)
4.31	Agreement dated November 7, 2014, for a U.S. $175,000,000 secured loan facility between Solaia Shipping L.L.C. and Excelsior BVBA, and Nordea Bank Norge ASA and other banks. (16)
4.33	Agreement dated March 28, 2014, for U.S. $130,000,000 secured loan facility between Wilpride L.L.C. and Nordea Bank Finland and other banks. (17)
4.34	Amending and Restating Agreement dated June 5, 2015, for a U.S. $460,000,000 secured loan facility between Exmar LPG BVBA and Nordea Bank Norge ASA and other banks. (17)
4.36	Agreement dated May 4, 2016, for a U.S. $60,000,000 secured loan facility between African Spirit L.L.C., European Spirit L.L.C. and Asian Spirit L.L.C., and Scotiabank Europe plc. (18)
4.37	Agreement dated November 15, 2016, for a U.S. $730,000,000 Secured Loan Facility between Bahrain LNG W.L.L. and Standard Chartered Bank and other banks. (19)
4.38	Agreement dated November 17, 2016, for U.S. $170,000,000 unsecured Revolving Credit Facility between Teekay LNG Partners L.P. and Citigroup Global Markets Limited and other banks. (19)
4.39	Agreement dated December 21, 2016, for a U.S. $723,200,000 Secured Loan Facility between Teekay Nakilat (III) Corporation and Qatar National Bank SAQ. (19)
4.40	Agreement dated February 11, 2016 for a sale leaseback agreement between Creole Spirit L.L.C. and Hai Jiao 1601 Limited (a subsidiary of ICBC Financial Leasing Co., Ltd.). (19)
4.41	Agreement dated February 11, 2016 for a sale leaseback agreement between Oak Spirit L.L.C. and Hai Jiao 1602 Limited (a subsidiary of ICBC Financial Leasing Co., Ltd.). (19)
4.42	Agreement dated December 20, 2016 for a sale leaseback agreement between DSME Hull No. 2416 L.L.C. and Hai Jiao 1605 Limited (a subsidiary of ICBC Financial Leasing Co., Ltd.). (19)

4.43	Agreement dated December 20, 2016 for a sale leaseback agreement between DSME Option Vessel No.1 L.L.C. and Hai Jiao 1606 Limited (a subsidiary of ICBC Financial Leasing Co., Ltd.). (19)
4.44	Agreement dated December 20, 2016 for a sale leaseback agreement between DSME Option Vessel No.3 L.L.C. and Hai Jiao 1607 Limited (a subsidiary of ICBC Financial Leasing Co., Ltd.). (19)
8.1	List of Subsidiaries of Teekay LNG Partners L.P. (19)
12.1	Rule 13a-15(e)/15d-15(e) Certification of Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd.
12.2	Rule 13a-15(e)/15d-15(e) Certification of Brody Speers, Chief Financial Officer of Teekay Gas Group Ltd.
13.1	Certification of Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Brody Speers, Chief Financial Officer of Teekay Gas Group Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of KPMG LLP, as independent registered public accounting firm, for Teekay LNG Partners L.P.
15.2	Consolidated Financial Statements of Exmar LPG BVBA. (19)
101.INS	XBRL Instance Document. (19)
101.SCJ	XBRL Taxonomy Extension Schema. (19)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase. (19)
101.DEF	XBRL Taxonomy Extension Definition Linkbase. (19)
101.LAB	XBRL Taxonomy Extension Label Linkbase. (19)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase. (19)
____________________________

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

(4)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K filed with the SEC on September 27, 2012, and hereby incorporated by reference to such Report.

(5)	Previously filed as an exhibit to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 29, 2014 and hereby incorporated by reference to such report.

(6)	Previously filed as an exhibit to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 19, 2007 and hereby incorporated by reference to such report.

(7)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on December 21, 2006 and hereby incorporated by reference to such report.

(8)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on March 20, 2009 and hereby incorporated by reference to such report.

(9)	Previously filed as an exhibit to the Partnership’s Report on Form 20F (File No. 1-32479), filed with the SEC on April 26, 2010 and hereby incorporated by reference to such report.

(10)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on June 1, 2010 and hereby incorporated by reference to such report.

(11)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on December 1, 2011 and hereby incorporated by reference to such report.

(12)	Previously filed as an exhibit to the Partnership’s Report on Form 20-F (File No. 1-32479), filed with the SEC on April 11, 2011 and hereby incorporated by reference to such report.

(13)	Previously filed as an exhibit to the Partnership’s Report on Form 20-F (File No. 1-32479), filed with the SEC on April 16, 2012 and hereby incorporated by reference to such report.

(14)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on November 27, 2013 and hereby incorporated by reference to such report.

(15)	Previously filed as an exhibit to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 23, 2015 and hereby incorporated by reference to such report.

(16)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on May 26, 2015 and hereby incorporated by reference to such report.

(17)	Previously filed as an exhibit to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 27, 2016 and hereby incorporated by reference to such report.

(18)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on August 19, 2016 and hereby incorporated by reference to such report.

(19)	Previously filed as an exhibit to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 26, 2017 and hereby incorporated by reference to such report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
	By:	Teekay GP L.L.C., its General Partner
Date: May 26, 2017	By:	/s/ Edith Robinson
Edith Robinson
Corporate Secretary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Unitholders of Teekay LNG Partners L.P.

We have audited the accompanying consolidated balance sheets of Teekay LNG Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 25, 2017 expressed an unqualified opinion on the effectiveness of the Partnership’s internal control over financial reporting.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
April 25, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Unitholders of Teekay LNG Partners L.P.

We have audited Teekay LNG Partners L.P. and subsidiaries (the “Partnership") internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit.
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
An entity's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Partnership as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2016, and our report dated April 25, 2017, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
April 25, 2017

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. Dollars, except unit and per unit data)

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $
Voyage revenues (note 11)	396,444	397,991	402,928
Voyage expenses	(1,656)	(1,146)	(3,321)
Vessel operating expenses (note 11)	(88,590)	(94,101)	(95,808)
Depreciation and amortization	(95,542)	(92,253)	(94,127)
General and administrative expenses (notes 11 and 16)	(18,499)	(25,118)	(23,860)
Restructuring charges (note 17)	—	(4,001)	(1,989)
Write-down and loss on sale of vessels (note 18)	(38,976)	—	—
Income from vessel operations	153,181	181,372	183,823
Equity income (notes 6 and 13d)	62,307	84,171	115,478
Interest expense	(58,844)	(43,259)	(60,414)
Interest income	2,583	2,501	3,052
Realized and unrealized loss on non-designated derivative instruments (note 12)	(7,161)	(20,022)	(44,682)
Foreign currency exchange gain (notes 9 and 12)	5,335	13,943	28,401
Other income	1,537	1,526	836
Net income before income tax expense	158,938	220,232	226,494
Income tax expense (note 10)	(973)	(2,722)	(7,567)
Net income	157,965	217,510	218,927
Non-controlling interest in net income	17,514	16,627	13,489
Preferred unitholders' interest in net income	2,719	—	—
General Partner's interest in net income	2,755	26,276	31,187
Limited partners’ interest in net income	134,977	174,607	174,251
Limited partners’ interest in net income per common unit (note 15):
• Basic	1.70	2.21	2.30
• Diluted	1.69	2.21	2.30
Weighted-average number of common units outstanding (note 15):
• Basic	79,568,352	78,896,767	75,664,435
• Diluted	79,671,858	78,961,102	75,702,886
Cash distributions declared per common unit	0.56	2.80	2.77
Related party transactions (note 11)
Subsequent events (notes 18b and 19)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. Dollars)

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $
Net income	157,965	217,510	218,927
Other comprehensive income (loss) :
Other comprehensive income (loss) before reclassifications
Unrealized loss on qualifying cash flow hedging instruments, net of tax (note 12)	(486)	(1,723)	(3,085)
Amounts reclassified from accumulated other comprehensive income (loss)
To equity income:
Realized loss on qualifying cash flow hedging instruments	3,289	1,075	1,551
Other comprehensive income (loss)	2,803	(648)	(1,534)
Comprehensive income	160,768	216,862	217,393
Non-controlling interest in comprehensive income	17,691	16,627	13,489
Preferred unitholders' interest in comprehensive income (note 15)	2,719	—	—
General and limited partners' interest in comprehensive income	140,358	200,235	203,904
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at December 31, 2016 $	As at December 31, 2015 $

ASSETS
Current
Cash and cash equivalents	126,146	102,481
Restricted cash - current (note 5)	10,145	6,600
Accounts receivable, including non-trade of $19,325 (2015 – $7,058) (note 6a iii)	25,224	22,081
Prepaid expenses	3,724	4,469
Vessel held for sale (note 18)	20,580	—
Current portion of derivative assets (note 12)	531	—
Current portion of net investments in direct financing leases (note 5)	150,342	20,606
Advances to affiliates (notes 11g and 12)	9,739	13,026
Total current assets	346,431	169,263
Restricted cash – long-term (note 5)	106,882	104,919
Vessels and equipment
At cost, less accumulated depreciation of $668,969 (2015 – $666,710)	1,374,128	1,595,077
Vessels under capital leases, at cost, less accumulated depreciation of $69,072 (2015 – $56,316) (note 5)	484,253	88,215
Advances on newbuilding contracts (notes 11f and 13a)	357,602	424,868
Total vessels and equipment	2,215,983	2,108,160
Investment in and advances to equity accounted joint ventures (note 6)	1,037,726	883,731
Net investments in direct financing leases (note 5)	492,666	646,052
Other assets (note 6a iii)	5,529	20,811
Derivative assets (note 12)	4,692	5,623
Intangible assets – net (note 7)	69,934	78,790
Goodwill – liquefied gas segment (note 7)	35,631	35,631
Total assets	4,315,474	4,052,980
LIABILITIES AND EQUITY
Current
Accounts payable	5,562	2,770
Accrued liabilities (notes 8, 12 and 17)	35,881	37,456
Unearned revenue (note 5)	16,998	19,608
Current portion of long-term debt (note 9)	188,511	197,197
Current obligations under capital lease (note 5)	40,353	4,546
Current portion of in-process contracts (note 6a iii)	15,833	12,173
Current portion of derivative liabilities (note 12)	56,800	52,083
Advances from affiliates (notes 11g and 12)	15,492	22,987
Total current liabilities	375,430	348,820
Long-term debt (note 9)	1,602,715	1,802,012
Long-term obligations under capital lease (note 5)	352,486	54,581
Long-term unearned revenue	10,332	30,333
Other long-term liabilities (notes 5, 6a and 6b)	60,573	71,152
In-process contracts (note 6a iii)	8,233	20,065
Derivative liabilities (note 12)	128,293	182,338
Total liabilities	2,538,062	2,509,301
Commitments and contingencies (notes 5, 6, 9, 12, and 13)
Equity
Limited Partners - common units (79.6 million units issued and outstanding at December 31, 2016 and 2015) (note 15)	1,563,852	1,472,327
Limited Partners - preferred units (5.0 million and nil units issued and outstanding at December 31, 2016 and 2015, respectively) (note 15)	123,426	—
General Partner	50,653	48,786
Accumulated other comprehensive income (loss)	575	(2,051)
Partners' equity	1,738,506	1,519,062
Non-controlling interest	38,906	24,617
Total equity	1,777,412	1,543,679
Total liabilities and total equity	4,315,474	4,052,980
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	157,965	217,510	218,927
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 12)	(19,433)	(12,375)	2,096
Depreciation and amortization	95,542	92,253	94,127
Write-down and loss on sale of vessels	38,976	—	—
Unrealized foreign currency exchange gain and other (notes 9 and 12)	(42,009)	(26,090)	(24,931)
Equity income, net of dividends received of $31,113 (2015 – $97,146 and 2014 – $11,005)	(31,194)	12,975	(104,473)
Change in operating assets and liabilities (note 14a)	(20,669)	(34,187)	18,822
Expenditures for dry docking	(12,686)	(10,357)	(13,471)
Net operating cash flow	166,492	239,729	191,097
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	573,514	391,574	944,123
Scheduled repayments of long-term debt	(316,450)	(126,557)	(100,804)
Prepayments of long-term debt	(463,422)	(90,000)	(608,501)
Debt issuance costs	(3,462)	(2,856)	(6,431)
Scheduled repayments and prepayments of capital lease obligations	(21,594)	(4,423)	(479,115)
Proceeds from equity offerings, net of offering costs (note 15)	120,707	35,374	182,139
Decrease (increase) in restricted cash	4,651	(30,321)	448,914
Cash distributions paid	(45,467)	(255,519)	(240,525)
Novation of derivative liabilities (note 11e)	—	—	2,985
Dividends paid to non-controlling interest	(3,402)	(1,629)	(42,716)
Net financing cash flow	(154,925)	(84,357)	100,069
INVESTING ACTIVITIES
Purchase of and additional capital contributions in equity accounted investments	(120,879)	(25,852)	(100,200)
Loan repayments from equity accounted joint ventures	5,500	23,744	631
Receipts from direct financing leases	23,650	15,837	17,200
Proceeds from sale of vessels (note 18a)	94,311	—	—
Proceeds from sale-lease back of vessels	355,306	—	—
Expenditures for vessels and equipment (note 14e)	(345,790)	(191,969)	(188,855)
Increase in restricted cash	—	(34,290)	—
Other	—	—	216
Net investing cash flow	12,098	(212,530)	(271,008)
Increase (decrease) in cash and cash equivalents	23,665	(57,158)	20,158
Cash and cash equivalents, beginning of the year	102,481	159,639	139,481
Cash and cash equivalents, end of the year	126,146	102,481	159,639
Supplemental cash flow information (note 14)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars)

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners
	Common Units	Common Units	Preferred Units	Preferred Units	General Partner	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2013	74,196	1,338,133	—	—	52,526	131	52,994	1,443,784
Net income	—	174,251	—	—	31,187	—	13,489	218,927
Other comprehensive loss	—	—	—	—	—	(1,534)	—	(1,534)
Cash distributions	—	(209,625)	—	—	(30,900)	—	—	(240,525)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(57,080)	(57,080)
Equity based compensation	17	1,415	—	—	29	—	—	1,444
Proceeds from equity offerings	4,140	178,473	—	—	3,666	—	—	182,139
Sale of 1% interest in Norgas Napa to General Partner (note 11d)	—	—	—	—	—	—	216	216
Balance as at December 31, 2014	78,353	1,482,647	—	—	56,508	(1,403)	9,619	1,547,371
Net income	—	174,607	—	—	26,276	—	16,627	217,510
Other comprehensive loss	—	—	—	—	—	(648)	—	(648)
Cash distributions	—	(220,772)	—	—	(34,747)	—	—	(255,519)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(1,629)	(1,629)
Equity based compensation, net of tax of $0.4 million	25	1,196	—	—	24	—	—	1,220
Proceeds from equity offerings	1,173	34,649	—	—	725	—	—	35,374
Balance as at December 31, 2015	79,551	1,472,327	—	—	48,786	(2,051)	24,617	1,543,679
Net income	—	134,977	—	2,719	2,755	—	17,514	157,965
Other comprehensive income	—	—	—	—	—	2,626	177	2,803
Cash distributions	—	(44,557)	—	—	(910)	—	—	(45,467)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(3,402)	(3,402)
Equity based compensation, net of tax of $0.2 million	21	1,105	—	—	22	—	—	1,127
Proceeds from equity offerings	—	—	5,000	120,707	—	—	—	120,707
Balance as at December 31, 2016	79,572	1,563,852	5,000	123,426	50,653	575	38,906	1,777,412
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

Significant intercompany balances and transactions have been eliminated upon consolidation. In addition, certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period relating to certain operating activities in the Partnership's consolidated statements of cash flows and certain of the summarized financial information in Note 6c.
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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for conventional tankers, 30 years for liquefied petroleum gas (or LPG) carriers and 35 years for liquefied natural gas (or LNG) carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years, 30 years, or 35 years, respectively. Depreciation of vessels and equipment for the years ended December 31, 2016, 2015 and 2014 aggregated $86.6 million, $83.4 million and $70.1 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.

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

Interest costs capitalized to vessels and equipment for the years ended December 31, 2016, 2015 and 2014 aggregated $9.9 million, $8.2 million and $3.1 million, respectively.

Generally, the Partnership dry docks each of its vessels every five years. In addition, a shipping society classification intermediate survey is performed on the Partnership’s LNG and LPG carriers between the second and third year of the five-year dry-docking cycle. The Partnership capitalizes certain costs incurred during dry docking and for the survey and amortizes those costs on a straight-line basis from the completion of a dry docking or intermediate survey over the estimated useful life of the dry dock. The Partnership includes in capitalized dry docking those costs incurred as part of the dry docking to meet regulatory requirements, or expenditures that either add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s operating efficiency. The Partnership expenses costs related to routine repairs and maintenance performed during dry docking that do not improve operating efficiency or extend the useful lives of the assets.

The following table summarizes the change in the Partnership’s capitalized dry docking costs, from January 1, 2014 to December 31, 2016:

	Year Ended December 31,
	2016 $	2015 $	2014 $
Balance at January 1,	33,916	33,635	40,328
Cost incurred for dry docking	13,944	10,357	13,471
Sales of vessels	(2,886)	—	(5,327)
Dry-dock amortization	(11,436)	(10,076)	(14,837)
Balance at December 31,	33,538	33,916	33,635

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

Vessels and equipment that are held for sale are measured at the lower of their carrying amount or fair value less costs to sell and are not depreciated while classified as held for sale. Interest and other expenses attributable to vessels and equipment classified as held for sale, or to their related liabilities, continue to be recognized as incurred.

Gains on vessels sold and leased back under capital leases are deferred and amortized over the remaining term of the capital lease. Losses on vessels sold and leased back under capital leases are recognized immediately when the fair value of the vessel at the time of sale and lease-back is less than its book value. In such case, the Partnership would recognize a loss in the amount by which book value exceeds fair value.
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
Debt issuance costs
Debt issuance costs, including fees, commissions and legal expenses, are presented as a direct reduction from the carrying amount of the debt liability with the exception if debt issuance costs are not attributable to a specific debt liability or the debt issuance costs exceed the carrying value of the related debt liability, the debt issuance costs are deferred and presented as other assets in the Partnership's consolidated balance sheets. Debt issuance costs are amortized on an effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

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

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income (loss) in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item in the consolidated statements of income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings in the consolidated statements of income. If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item (e.g. interest expense) in the consolidated statements of income. If the hedged items are no longer possible of occurring, amounts recognized in total equity are immediately transferred to the earnings item in the consolidated statements of income.

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated interest rate swaps, interest rate swaptions, and the Partnership’s agreement with Teekay Corporation for the Suezmax tanker the Toledo Spirit (see Note 11c) are recorded in realized and unrealized loss on non-designated derivative instruments in the Partnership’s consolidated statements of income. Gains and losses from the Partnership’s cross currency swaps are recorded in foreign exchange gain in the Partnership’s consolidated statements of income.
Unit-based compensation
The Partnership grants restricted unit awards as incentive-based compensation under the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership and its subsidiaries. The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Partnership’s unit-based compensation awards are reflected in general and administrative expenses in the Partnership’s consolidated statements of income.
Income taxes
The Partnership accounts for income taxes using the liability method. All but two of the Partnership’s Spanish-flagged vessels are subject to the Spanish Tonnage Tax Regime (or TTR). Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the Partnership’s disposal, excluding time required for repairs. The income the Partnership receives with respect to the remaining two Spanish-flagged vessels is taxed in Spain at a rate of 25%. However,

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

these two vessels are registered in the Canary Islands Special Ship Registry. Consequently, the Partnership is allowed a credit, equal to 90% of the tax payable on income from the commercial operation of these vessels, against the tax otherwise payable. This effectively results in an income tax rate of approximately 2.5% on income from the operation of these two Spanish-flagged vessels.

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
Guarantees
Guarantees issued by the Partnership, excluding those that are guaranteeing its own performance, are recognized at fair value at the time the guarantees are issued and are presented in the Partnership’s consolidated balance sheets as other long-term liabilities. The liability recognized on issuance is amortized to other income on the Partnership’s consolidated statements of income over the term of the guarantee. If it becomes probable that the Partnership will have to perform under a guarantee, the Partnership will recognize an additional liability if the amount of the loss can be reasonably estimated.
Accumulated other comprehensive income (loss)
The following table contains the changes in the balance of the Partnership’s only component of accumulated other comprehensive income (loss) for the periods presented:

Qualifying Cash Flow Hedging Instruments $
Balance as at December 31, 2013	131
Other comprehensive loss	(1,534)
Balance as at December 31, 2014	(1,403)
Other comprehensive loss	(648)
Balance as at December 31, 2015	(2,051)
Other comprehensive income	2,626
Balance as at December 31, 2016	575

2.	Accounting Pronouncements
In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Partnership on January 1, 2018 and shall be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Partnership’s only significant source of revenue that will be accounted for pursuant to ASU 2014-09 is its non-lease portion of time-charter contracts. Based on the Partnership’s preliminary assessment of ASU 2014-09, when applied to the standard terms of the Partnership’s time-charter contracts, no significant impact on the accounting for the non-lease portion of time-charter contracts is expected. The Partnership is in the process of validating aspects of its preliminary assessment of ASU 2014-09, determining the transitional impact and completing other items required for the adoption of ASU 2014-09.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Partnership expects to adopt ASU 2016-02 on January 1, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Partnership’s lessee-related leasing activities primarily consist of on-balance sheet finance leases. The accounting for such transactions is not significantly impacted by ASU 2016-02. The Partnership also has extensive lessor-related leasing activities, which consist of bareboat charter contracts and the lease portion of time-charter contracts. However, ASU 2016-02 does not make extensive changes to lessor accounting. Based on the Partnership’s preliminary assessment of ASU 2016-02 no significant impact on the accounting for its lessor-related leasing activities is expected. The Partnership is in the process of validating aspects of its preliminary assessment of ASU 2016-02, determining the transitional impact and completing other items required for the adoption of ASU 2016-02.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses
on Financial Instruments. This update replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Partnership January 1, 2020, with a modified-retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts
and Cash Payments, which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statement of cash flows. This update is effective for the Partnership January 1, 2018, with a retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.

3.	Financial Instruments

a)	Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the Partnership’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Interest rate swap/swaption and cross-currency swap agreements – The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term.

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

Long-term receivable included in accounts receivable and other assets – The fair values of the Partnership’s long-term loan receivable is estimated using discounted cash flow analysis based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the counterparty.

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

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

		December 31, 2016		December 31, 2015
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	243,173	243,173	214,000	214,000
Derivative instruments (note 12)
Interest rate swap agreements – assets	Level 2	1,080	1,080	—	—
Interest rate swap agreements – liabilities	Level 2	(87,681)	(87,681)	(104,137)	(104,137)
Interest rate swaption agreements – assets	Level 2	3,283	3,283	5,623	5,623
Interest rate swaption agreements – liabilities	Level 2	(4,230)	(4,230)	(6,406)	(6,406)
Cross-currency swap agreements	Level 2	(99,786)	(99,786)	(128,782)	(128,782)
Other derivative	Level 3	2,134	2,134	(6,296)	(6,296)
Non-recurring:
Vessel held for sale	Level 2	20,580	20,580	—	—
Other:
Advances to equity accounted joint ventures (note 6)	(i)	272,514	(i)	159,870	(i)
Long-term receivable included in accounts receivable and other assets (ii)	Level 3	10,985	10,944	16,453	16,427
Long-term debt – public (note 9)	Level 1	(368,612)	(366,418)	(291,247)	(288,333)
Long-term debt – non-public (note 9)	Level 2	(1,422,614)	(1,381,287)	(1,707,962)	(1,677,139)

(i)
The advances to equity accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

(ii)
As at December 31, 2016, the estimated fair value of the non-interest bearing receivable is based on the remaining future fixed payments of $10.9 million to be received from Royal Dutch Shell Plc (or Shell) (formerly BG International Limited (or BG)), as part of the ship construction support agreement, as well as an estimated discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest bearing receivable from Shell, the discount rate is based on unsecured debt instruments of similar maturity held, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

Changes in fair value during the years ended December 31, 2016 and 2015 for the Partnership’s other derivative asset, the Toledo Spirit time-charter derivative, which is described below and is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), are as follows:

	Year Ended December 31,
	2016 $	2015 $
Fair value at beginning of year	(6,296)	(2,137)
Realized and unrealized gains (losses) included in earnings	3,316	(5,039)
Settlements	5,114	880
Fair value at end of year	2,134	(6,296)

The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter contract in July 2018. In order to reduce the variability of its revenue under the Toledo Spirit time-charter, the Partnership entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The estimated fair value of this other derivative is based in part upon the Partnership’s projection of future spot market tanker rates, which has been derived from current spot market tanker rates and long-term historical average rates as well as an estimated discount rate. The estimated fair value of this other derivative as of December 31, 2016 is based upon an average daily tanker rate of $22,875 (December 31, 2015 – $34,093) over the remaining duration of the charter contract and a discount rate of 8.4% (December 31, 2015 – 7.5%). In developing and evaluating this estimate, the Partnership considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.

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

Class of Financing Receivable	Credit Quality Indicator	Grade	December 31 2016 $	December 31 2015 $
Direct financing leases	Payment activity	Performing	643,008	666,658
Other receivables:
Long-term receivable and accrued revenue included in accounts receivable and other assets	Payment activity	Performing	12,171	28,256
Advances to equity accounted joint ventures	Other internal metrics	Performing	272,514	159,870
			927,693	854,784

4.	Segment Reporting
The Partnership has two reportable segments, its liquefied gas segment and its conventional tanker segment. The Partnership’s liquefied gas segment consists of LNG carriers, LPG carriers and multigas carriers, which can carry both LNG and LPG, which generally operate under long-term, fixed-rate charters to international energy companies and Teekay Corporation (see Note 11a). As at December 31, 2016, the Partnership’s liquefied gas segment consisted of 50 LNG carriers and LNG carrier newbuildings (including 26 LNG carriers and LNG carrier newbuildings included in joint ventures that are accounted for under the equity method), and 29 LPG/Multigas carriers and LPG carrier newbuildings (including 23 LPG carriers and LPG carrier newbuildings included in a joint venture that is accounted for under the equity method). As at December 31, 2016, the Partnership’s conventional tanker segment consisted of five Suezmax-class crude oil tankers and one Handymax product tanker. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following table presents voyage revenues and percentage of consolidated voyage revenues for the Partnership’s customers who accounted for 10% or more of the Partnership's consolidated voyage revenues during any of the periods presented.

(U.S. Dollars in millions)	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Ras Laffan Liquefied Natural Gas Company Ltd. (i)	$70.3 or 18%	$70.1 or 18%	$69.8 or 17%
Shell Spain LNG S.A.U. (i),(ii)	$48.2 or 12%	$48.5 or 12%	$51.8 or 13%
The Tangguh Production Sharing Contractors (i)	$44.4 or 11%	$44.9 or 11%	$44.3 or 11%

(i)	Liquefied gas segment.

(ii)
Shell Spain LNG S.A.U. acquired the charter contracts from Repsol YPF, S.A. in March 2014. The voyage revenues in 2014 consisted of the voyage revenues from both customers relating to the same charter contract.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The following tables include results for these segments for the years presented in these financial statements.

	Year Ended December 31, 2016
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	336,530	59,914	396,444
Voyage expenses	(449)	(1,207)	(1,656)
Vessel operating expenses	(66,087)	(22,503)	(88,590)
Depreciation and amortization	(80,084)	(15,458)	(95,542)
General and administrative expenses(i)	(15,310)	(3,189)	(18,499)
Write-down and loss on sale of vessels	—	(38,976)	(38,976)
Income (loss) from vessel operations	174,600	(21,419)	153,181
Equity income	62,307	—	62,307
Investment in and advances to equity accounted joint ventures	1,037,726	—	1,037,726
Total assets at December 31, 2016	3,957,088	193,553	4,150,641
Expenditures for vessels and equipment	(344,924)	(63)	(344,987)
Expenditures for dry docking	(13,944)	—	(13,944)

	Year Ended December 31, 2015
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	305,056	92,935	397,991
Voyage recoveries (expenses)	203	(1,349)	(1,146)
Vessel operating expenses	(63,344)	(30,757)	(94,101)
Depreciation and amortization	(71,323)	(20,930)	(92,253)
General and administrative expenses(i)	(19,392)	(5,726)	(25,118)
Restructuring charges	—	(4,001)	(4,001)
Income from vessel operations	151,200	30,172	181,372
Equity income	84,171	—	84,171
Investment in and advances to equity accounted joint ventures	883,731	—	883,731
Total assets at December 31, 2015	3,550,396	360,527	3,910,923
Expenditures for vessels and equipment	(191,642)	(327)	(191,969)
Expenditures for dry docking	(8,659)	(1,698)	(10,357)

	Year Ended December 31, 2014
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	307,426	95,502	402,928
Voyage expenses	(1,768)	(1,553)	(3,321)
Vessel operating expenses	(59,087)	(36,721)	(95,808)
Depreciation and amortization	(71,711)	(22,416)	(94,127)
General and administrative expenses(i)	(17,992)	(5,868)	(23,860)
Restructuring charges	—	(1,989)	(1,989)
Income from vessel operations	156,868	26,955	183,823
Equity income	115,478	—	115,478
Expenditures for vessels and equipment	(193,669)	(586)	(194,255)
Expenditures for dry docking	(8,127)	(5,344)	(13,471)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets presented in the consolidated balance sheets is as follows:

	December 31 2016 $	December 31 2015 $
Total assets of the liquefied gas segment	3,957,088	3,550,396
Total assets of the conventional tanker segment	193,553	360,527
Unallocated:
Cash and cash equivalents	126,146	102,481
Accounts receivable and prepaid expenses	28,948	26,550
Advances to affiliates	9,739	13,026
Consolidated total assets	4,315,474	4,052,980

5.	Leases and Restricted Cash
Capital Lease Obligations

	December 31 2016 $	December 31 2015 $
LNG Carriers	338,257	—
Suezmax Tankers	54,582	59,127
Total obligations under capital lease	392,839	59,127
Less current portion	(40,353)	(4,546)
Long-term obligations under capital lease	352,486	54,581

LNG Carriers. As at December 31, 2016, the Partnership was a party to capital leases on two LNG carriers, the Creole Spirit and Oak Spirit. Upon delivery of the Creole Spirit in February 2016 and the Oak Spirit in July 2016, the Partnership sold these vessels to a third party and leased them back under 10-year bareboat charter contracts ending in 2026. The bareboat charter contracts are fixed-rate capital leases with a fixed-price purchase obligation at the end of the lease terms. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.5%. The Partnership guarantees the obligations of the bareboat charter contracts. In addition, the guarantee agreements require the Partnership to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. In December 2016, the Partnership entered into a $682.8 million sale-leaseback agreement for four of the Partnership’s LNG carrier newbuildings equipped with the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines, delivering in 2017 and 2018, and at such dates, the buyer will take delivery and charter each respective vessel back to the Partnership.

As at December 31, 2016, the remaining commitments under the two capital leases for the Creole Spirit and the Oak Spirit, including the related purchase obligations, approximated $478.1 million, including imputed interest of $139.8 million, repayable from 2017 through 2026, as indicated below:

Year	Commitment
2017	$30,065
2018	$30,065
2019	$30,065
2020	$30,147
2021	$30,065
Thereafter	$327,686

Suezmax Tankers. As at December 31, 2016, the Partnership was a party to capital leases on two Suezmax tankers. Under these capital leases, the owner has the option to require the Partnership to purchase the two vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts and the cancellation options are first exercisable in October 2017 and July 2018, respectively.

The amounts in the table below assume the owner will not exercise its options to require the Partnership to purchase either of the two remaining vessels from the owner, but rather it assumes the owner will cancel the charter contracts when the cancellation right is first exercisable (in October 2017 and July 2018, respectively) and sell the vessels to a third party, upon which the remaining lease obligations will be extinguished.

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

As at December 31, 2016, the remaining commitments under the two capital leases for Suezmax tankers, including the related purchase obligations, approximated $58.2 million, including imputed interest of $3.6 million, repayable from 2017 through 2018, as indicated below:

Year	Commitment
2017	$30,953
2018	$27,296

The Partnership’s capital leases relating to its Suezmax tankers do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.
Restricted Cash
The Partnership maintains restricted cash deposits relating to certain term loans, collateral for cross-currency swaps, project tenders, leasing arrangements (see Note 13c) and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs, which cash totaled $117.0 million and $111.5 million as at December 31, 2016 and 2015, respectively.
Operating Lease Obligations
Teekay Tangguh Joint Venture
As at December 31, 2016, the Teekay BLT Corporation (or the Teekay Tangguh Joint Venture) was a party to operating leases (or Head Leases) whereby it is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company. The Teekay Tangguh Joint Venture is then leasing back the LNG carriers from the same third party company (or the Subleases). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lease payments are increased or decreased under the Sublease to maintain the agreed after-tax margin. The Teekay Tangguh Joint Venture’s carrying amounts of this tax indemnification guarantee as at December 31, 2016 and 2015 were $7.5 million and $8.0 million, respectively, and are included as part of other long-term liabilities in the consolidated balance sheets of the Partnership. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2033. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Joint Venture will be required to make termination payments to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20-year terms and are classified as operating leases. The Head Leases and the Subleases for the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

As at December 31, 2016, the total estimated future minimum rental payments to be received and paid under the lease contracts are as follows:

Year	Head Lease Receipts (i)	Sublease Payments (i) (ii)
2017	$21,242	$24,113
2018	$21,242	$24,113
2019	$21,242	$24,113
2020	$21,242	$24,113
2021	$21,242	$24,113
Thereafter	$154,095	$174,959
Total	$260,305	$295,524

(i)
The Head Leases are fixed-rate operating leases while the Subleases have a small variable-rate component. As at December 31, 2016, the Partnership had received $250.0 million of aggregate Head Lease receipts and had paid $187.9 million of aggregate Sublease payments. The portion of the Head Lease receipts that have not been recognized into earnings are deferred and amortized on a straight line basis over the lease terms and, as at December 31, 2016, $3.7 million (December 31, 2015 – $3.8 million) and $36.7 million (December 31, 2015 – $40.4 million) of Head Lease receipts had been deferred and included in unearned revenue and other long-term liabilities, respectively, in the Partnership’s consolidated balance sheets.

(ii)	The amount of payments under the Subleases are updated annually to reflect any changes in the lease payments due to changes in tax law.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Net Investments in Direct Financing Leases
The Tangguh LNG Carriers commenced their time-charters with their charterers in January and May 2009, respectively. Both time-charters are accounted for as direct financing leases with 20-year terms. In September and November 2013, the Partnership acquired two 155,900-cubic meter LNG carriers (or Awilco LNG Carriers) from Norway-based Awilco LNG ASA (or Awilco) and chartered them back to Awilco on five- and four-year fixed-rate bareboat charter contracts (plus a one-year extension option), respectively, with Awilco holding fixed-price purchase obligations at the end of the charter. The bareboat charters with Awilco are accounted for as direct financing leases. The purchase price of each vessel was $205.0 million less a $51.0 million upfront prepayment of charter hire by Awilco (inclusive of a $1.0 million upfront fee), which is in addition to the daily bareboat charter rate. The following table lists the components of the net investments in direct financing leases:

	December 31 2016 $	December 31 2015 $
Total minimum lease payments to be received	764,970	843,079
Estimated unguaranteed residual value of leased properties	194,965	194,965
Initial direct costs	393	425
Less unearned revenue	(317,320)	(371,811)
Total net investments in direct financing leases	643,008	666,658
Less current portion	(150,342)	(20,606)
Net investments in direct financing leases	492,666	646,052

As at December 31, 2016, estimated minimum lease payments to be received by the Partnership under the Tangguh LNG Carrier leases in each of the next five succeeding fiscal years are approximately $39.1 million per year from 2017 through 2021. Both leases are scheduled to end in 2029. In addition, estimated minimum lease payments in the next two years to be received by the Partnership under the Awilco LNG Carrier leases are approximately $162.0 million (2017) and $134.6 million (2018).
Operating Leases
As at December 31, 2016, the minimum scheduled future revenues to be received by the Partnership in each of the next five years for the lease and non-lease elements under charters that were accounted for as operating leases are approximately $349.2 million (2017), $372.2 million (2018), $404.0 million (2019), $393.3 million (2020), and $353.5 million (2021). Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2016, revenue from vessels in the Partnership’s equity accounted investments, revenue from unexercised option periods of contracts that existed on December 31, 2016, or variable or contingent revenues. Therefore, the minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of these five years.

6.	Equity Accounted Investments

a)	A summary of the Partnership's investments in and advances to equity accounted investees are as follows:

				As at December 31,
Name	Ownership Percentage	# of Delivered Vessels	Newbuildings on order	2016 $	2015 $
Bahrain LNG Joint Venture (i)	30%	-	1	63,933	—
Yamal LNG Joint Venture (ii)	50%	-	6	152,702	99,886
BG Joint Venture (iii)	20%-30%	-	4	33,860	25,574
Exmar LPG Joint Venture (iv)	50%	19	4	167,763	166,430
Teekay LNG-Marubeni Joint Venture (v)	52%	6	-	299,601	294,433
Excalibur and Excelsior Joint Ventures (vi)	49%-50%	2	-	79,577	77,845
Angola Joint Venture (vii)	33%	4	-	65,644	58,170
RasGas 3 Joint Venture (viii)	40%	4	-	174,646	161,393
		35	15	1,037,726	883,731

(i)	Bahrain LNG Joint Venture
On December 2, 2015, the Partnership (30%) entered into a joint venture agreement with National Oil & Gas Authority (or Nogaholding) (30%), Gulf Investment Corporation (or GIC) (24%) and Samsung C&T (or Samsung) (16%) to form a joint venture, Bahrain LNG W.L.L. (or the Bahrain LNG Joint

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Venture), for the development of an LNG receiving and regasification terminal in Bahrain. The project will include an offshore LNG receiving jetty and breakwater, an adjacent regasification platform, subsea gas pipelines from the platform to shore, an onshore gas receiving facility, and an onshore nitrogen production facility with a total LNG terminal capacity of 800 million standard cubic feet per day and will be owned and operated under a 20-year agreement commencing in early-2019. In addition, the Partnership will supply a floating storage unit (or FSU) in connection with this project, which will be modified from one of the Partnership’s nine MEGI LNG carrier newbuildings ordered from Daewoo Shipbuilding & Marine Engineering Co. (or DSME) (see Note 13a), through a 20-year time-charter contract with the Bahrain LNG Joint Venture.
As at December 31, 2016, the Partnership had advanced $62.9 million (December 31, 2015 – $nil) to the Bahrain LNG Joint Venture. These advances bear interest at LIBOR plus 1.25% and as at December 31, 2016, the interest accrued on these advances was $0.1 million (December 31, 2015 – $nil). These amounts are included in the table above.

(ii)	Yamal LNG Joint Venture
On July 9, 2014, the Partnership entered into a 50/50 joint venture (or the Yamal LNG Joint Venture) with China LNG Shipping (Holdings) Limited and ordered six internationally-flagged icebreaker LNG carriers for a project located on the Yamal Peninsula in Northern Russia (or the Yamal LNG Project).
As at December 31, 2016, the Partnership had advanced $146.7 million to the Yamal LNG Joint Venture (December 31, 2015 – $96.9 million). The advances bear interest at LIBOR plus 3.00% compounded semi-annually. As of December 31, 2016, the interest accrued on these advances was $9.4 million (December 31, 2015 – $4.8 million). These amounts are included in the table above.

(iii)	BG Joint Venture
On June 27, 2014, the Partnership acquired from BG (which was subsequently acquired by Shell) its ownership interests in four 174,000-cubic meter Tri-Fuel Diesel Electric LNG carrier newbuildings, which will be constructed by Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. in China for an estimated total fully built-up cost to the joint venture of approximately $1.0 billion. Through this transaction, the Partnership has a 30% ownership interest in two LNG carrier newbuildings and a 20% ownership interest in the remaining two LNG carrier newbuildings (or collectively, the BG Joint Venture). As compensation for Shell’s ownership interest in these four LNG carrier newbuildings, the Partnership assumed Shell’s obligation to provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery date pursuant to a ship construction support agreement. The Partnership estimates it will incur approximately $36.9 million of costs to provide these services, of which Shell has agreed to pay a fixed amount of $20.3 million. The Partnership estimated that the fair value of the service obligation was $33.3 million and the fair value of the amount due from Shell was $16.5 million. As at December 31, 2016, the carrying value of the service obligation of $22.6 million (December 31, 2015 – $29.7 million) is included in both the current portion of in-process contracts and in-process contracts and the carrying value of the receivable from Shell of $10.9 million (December 31, 2015 – $16.5 million) is included in both accounts receivable and other assets in the Partnership’s consolidated balance sheets.
As at December 31, 2016, the excess of the carrying value of the Partnership's investment over the carrying value of the BG Joint Venture's net assets was $16.8 million (December 31, 2015 – $16.8 million). This basis difference has been allocated notionally to the ship construction support agreements and the time-charter contracts.
As at December 31, 2016, to fund its newbuilding installments, the BG Joint Venture has drawn $221.0 million (December 31, 2015 – $110.3 million) from its $787.0 million long-term debt facility and received $16.6 million of capital contributions from the Partnership (December 31, 2015 – $8.6 million), representing the Partnership’s proportionate share.

(iv)	Exmar LPG Joint Venture
The Partnership has a joint venture agreement with Exmar NV (or Exmar). In June 2015, Exmar LPG BVBA (or the Exmar LPG Joint Venture) completed a refinancing of its existing debt facility by entering into a $460.0 million long-term debt facility bearing interest at a rate of LIBOR plus 1.90%, maturing in 2021. The Partnership has guaranteed its 50% share of the secured loan facility in the Exmar LPG Joint Venture and, as a result, recorded a guarantee liability of $1.7 million. The carrying value of the guarantee liability as at December 31, 2016 was $1.3 million (December 31, 2015 – $1.5 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.
As at December 31, 2016, the Partnership had advanced $52.3 million (December 31, 2015 – $57.8 million) to the Exmar LPG Joint Venture, which bears interest at LIBOR plus 0.50% and has no fixed repayment terms. As at December 31, 2016, the interest accrued on these advances was $1.1 million (December 31, 2015 – $0.4 million). These amounts are included in the table above.
As at December 31, 2016, the excess of the carrying value of the Partnership's investment over the carrying value of the Exmar LPG Joint Venture's net assets was $30.2 million (December 31, 2015 – $36.4 million). The basis difference has been accounted for as an adjustment to the value of the vessels and charter agreements of the Exmar LPG Joint Venture and recognition of goodwill in accordance with the finalized purchase price allocation.

(v)	Teekay LNG-Marubeni Joint Venture
The Partnership has a joint venture with Marubeni Corporation and the Partnership (or the Teekay LNG-Marubeni Joint Venture). Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Marubeni and the Partnership, the Partnership accounts for its investment in the Teekay LNG-Marubeni Joint Venture using the equity method. From June to July 2013, the Teekay LNG Marubeni Joint Venture completed a refinancing of its short-term loan facilities by entering into separate long-term debt facilities totaling approximately $963 million. These debt facilities mature between 2017 and 2030 (see Note 19e). The Partnership has guaranteed its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and, as a result, recorded a guarantee liability of $0.7 million. The carrying value of the guarantee liability as at December 31, 2016 was $0.1 million (December 31, 2015 – $0.2 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

(vi)	Excalibur and Excelsior Joint Ventures
The Partnership has joint ventures with Exmar (or the Excalibur Joint Venture and the Excelsior Joint Venture). In February 2015, the Excalibur and Excelsior Joint Ventures completed refinancing of their existing debt facilities by entering into a $172.8 million long-term debt facility bearing interest at a rate of LIBOR plus 2.75%, maturing in 2019. The Partnership has guaranteed its 50% share of the secured loan facilities of the Excalibur and Excelsior Joint Ventures and, as a result, recorded a guarantee liability of $0.4 million. The carrying value of the guarantee liability as of December 31, 2016 was $0.2 million (December 31, 2015 – $0.3 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

As at December 31, 2016, the excess of the carrying value of the Partnership's investment over the carrying value of the Excalibur and Excelsior Joint Venture's net assets was $37.2 million (December 31, 2015 – $38.6 million). The basis difference has substantially been accounted for as an increase to the carrying value of the vessels of the Excalibur and Excelsior Joint Ventures in accordance with the finalized purchase price allocation.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

(vii)	Angola Joint Venture
The Partnership has a 33% ownership interest in a joint venture (or the Angola Joint Venture) that owns four 160,400-cubic meter LNG carriers (or the Angola LNG Carriers). The other partners of the Angola Joint Venture are NYK Energy Transport (or NYK) (33%) and Mitsui & Co. Ltd. (34%).

(viii)	RasGas 3 Joint Venture
The Partnership has a 40% ownership interest in Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture), and the remaining 60% is held by Qatar Gas Transport Company Ltd. (Nakilat).

b)
The RasGas 3 Joint Venture, the Excelsior Joint Venture, the Angola Joint Venture, the Yamal LNG Joint Venture, and the Bahrain LNG Joint Venture are considered variable interest entities; however, the Partnership is not the primary beneficiary and consolidation of these entities with the Partnership is not required. The Partnership’s maximum exposure to loss as a result of its investment in the RasGas 3 Joint Venture, the Excelsior Joint Venture, the Angola LNG Joint Venture, the Yamal LNG Joint Venture, and the Bahrain LNG Joint Venture is the amount it has invested and advanced in these joint ventures, which are $174.6 million, $50.3 million, $65.6 million, $152.7 million and $63.9 million, respectively, as at December 31, 2016. In addition, the Partnership guarantees its portion of the Excelsior Joint Venture’s debt of $45.0 million and the Angola Joint Ventures’ debt and swaps of $256.1 million and provides a guarantee against a charter termination. The carrying value of Angola Joint Venture's guarantee liability as of December 31, 2016 was $1.0 million (December 31, 2015 – $1.2 million) and is included as part of other liabilities in the Partnership’s consolidated balance sheets.

c)
The following table presents aggregated summarized financial information reflecting a 100% ownership interest in the Partnership’s equity method investments and excluding the impact from purchase price adjustments arising from the acquisition of Exmar LPG BVBA, the Excalibur and Excelsior Joint Ventures and the BG Joint Venture. The results include the Excalibur and Excelsior Joint Ventures, the RasGas 3 Joint Venture, the Angola Joint Venture, the Exmar LPG Joint Venture, the Teekay LNG-Marubeni Joint Venture, the BG Joint Venture from June 2014, the Yamal LNG Joint Venture from July 2014, and the Bahrain LNG Joint Venture from December 2015.

	As at December 31,
	2016 $	2015 $
Cash and restricted cash – current	388,007	281,943
Other assets – current	111,847	77,861
Vessels and equipment	2,837,870	2,343,397
Net investments in direct financing leases – non-current	1,776,954	1,813,991
Other assets – non-current	37,132	22,120
Current portion of long-term debt and obligations under capital lease	209,814	166,522
Other liabilities – current	102,385	97,405
Long-term debt and obligations under capital lease	3,233,425	2,787,055
Other liabilities – non-current	157,025	177,879

	Years ended December 31,
	2016 $	2015 $	2014 $
Voyage revenues	549,646	596,093	640,105
Income from vessel operations	268,049	302,731	398,836
Realized and unrealized loss on non-designated derivative instruments	(12,277)	(25,108)	(52,938)
Net income	167,052	203,280	267,990

7.	Intangible Assets and Goodwill
As at December 31, 2016 and 2015, intangible assets consisted of acquired time-charter contracts with a weighted-average amortization period of 20.7 years. The carrying amount of intangible assets for the Partnership’s liquefied gas segment is as follows:

	December 31 2016 $	December 31 2015 $
Gross carrying amount	179,813	179,813
Accumulated amortization	(109,879)	(101,023)
Net carrying amount	69,934	78,790

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Amortization expense associated with intangible assets was $8.9 million, $8.9 million and $9.2 million for the years ended December 31, 2016, 2015 and 2014, respectively. Amortization expense associated with intangible assets is expected to be approximately $8.9 million per year in each of the next five years.

The carrying amount of goodwill as at each of December 31, 2016 and 2015 for the Partnership’s liquefied gas segment was $35.6 million. In 2016 and 2015, the Partnership conducted its annual goodwill impairment review of its liquefied gas segment and concluded that no impairment had occurred.

8.	Accrued Liabilities

	December 31 2016 $	December 31 2015 $
Interest including interest rate swaps	19,957	17,484
Voyage and vessel expenses	9,311	9,315
Payroll and benefits	3,355	5,431
Other general expenses	3,069	2,785
Income tax payable and other	189	2,441
Total	35,881	37,456

9.	Long-Term Debt

	December 31, 2016	December 31, 2015
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due from 2017 to 2018	208,222	329,222
U.S. Dollar-denominated Term Loans due from 2018 to 2026	1,005,199	1,150,436
Norwegian Kroner-denominated Bonds due from 2017 to 2021	371,329	294,016
Euro-denominated Term Loans due from 2018 to 2023	219,733	241,798
Total principal	1,804,483	2,015,472
Unamortized discount and debt issuance costs	(13,257)	(16,263)
Total debt	1,791,226	1,999,209
Less current portion	(188,511)	(197,197)
Long-term debt	1,602,715	1,802,012

As at December 31, 2016, the Partnership had three revolving credit facilities available of which two credit facilities are long-term and one is current. The three credit facilities, as at such date, provided for borrowings of up to $451.9 million (December 31, 2015 – $459.2 million), of which $243.7 million (December 31, 2015 – $130.0 million) was undrawn. Interest payments are based on LIBOR plus margins, which ranged from 0.55% to 1.25%. The amount available under the three revolving credit facilities reduces by $198.2 million (2017) and $253.7 million (2018). The revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. One of the revolving credit facilities is unsecured while the other two revolving credit facilities are collateralized by first-priority mortgages granted on four of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

As at December 31, 2016, the Partnership had six U.S. Dollar-denominated term loans outstanding which totaled $1.0 billion in aggregate principal amount. Interest payments on the term loans are based on LIBOR plus a margin, which ranged from 0.30% to 2.80%. The six term loans require quarterly interest and principal payments and have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 15 of the Partnership’s vessels to which the loans relate, together with certain other related security. In addition, at December 31, 2016, all of the outstanding term loans were guaranteed by either the Partnership or Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), a joint venture in which the partnership has a 70% ownership interest and which owns three LNG carriers.

The Partnership has Norwegian Kroner (or NOK) 3.2 billion of senior unsecured bonds in the Norwegian bond market that mature through 2021. As at December 31, 2016, the total amount of the bonds, which are listed on the Oslo Stock Exchange was $371.3 million. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 3.70% to 6.00%. The Partnership entered into cross-currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 7.72% and the transfer of principal fixed at $467 million upon maturity in exchange for NOK 3.2 billion (see Note 12).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The Partnership has two Euro-denominated term loans outstanding, which as at December 31, 2016, totaled 208.9 million Euros ($219.7 million). Interest payments are based on EURIBOR plus margins, which ranged from 0.60% to 2.25% as at December 31, 2016, and the loans require monthly interest and principal payments. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at December 31, 2016 and December 31, 2015 were 3.03% and 2.33%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 12). At December 31, 2016, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 2.80%.

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans and restricted cash, the repayment of the Partnership's NOK-denominated bonds and the termination of the associated cross-currency swaps, and the change in the valuation of the Partnership’s cross-currency swaps, the Partnership incurred foreign exchange gains of $5.3 million, $13.9 million, and $28.4 million for the years ended December 31, 2016, 2015 and 2014, respectively.

The aggregate annual long-term debt principal repayments required subsequent to December 31, 2016 are $190.1 million (2017), $719.8 million (2018), $82.5 million (2019), $178.0 million (2020), $288.4 million (2021) and $345.7 million (thereafter).

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum amount of leverage, and (d) certain of the Partnership’s subsidiaries maintains restricted cash deposits. As at December 31, 2016, the Partnership had two facilities with an aggregate outstanding loan balance of $127.8 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios ranging from 110% to 115%, which as at December 31, 2016 ranged from 133% to 209%. The vessel values were determined using second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be volatile, the Partnership’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Partnership sold any of the vessels. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership's subsidiaries are in default under their term loans or revolving credit facilities. As at December 31, 2016, the Partnership was in compliance with all covenants relating to the Partnership’s credit facilities and term loans.

10.	Income Tax
The components of the provision for income taxes were as follows:

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $
Current	(962)	(2,646)	(5,212)
Deferred	(11)	(76)	(2,355)
Income tax expense	(973)	(2,722)	(7,567)

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

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $
Net income before income tax expenses	158,938	220,232	226,494
Net income not subject to taxes	(138,542)	(173,298)	(81,604)
Net income subject to taxes	20,396	46,934	144,890
At applicable statutory tax rates
Amount computed using the standard rate of corporate tax	(3,338)	(12,007)	(33,083)
Adjustments to valuation allowance and uncertain tax positions	11,802	5,362	14,851
Permanent and currency differences	(9,125)	4,204	11,507
Change in tax rate	(312)	(281)	(842)
Tax expense related to the current year	(973)	(2,722)	(7,567)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The significant components of the Partnership’s deferred tax assets (liabilities) were as follows:

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Derivative instruments	4,523	7,021
Taxation loss carryforwards and disallowed finance costs	34,927	44,823
Vessels and equipment	3,554	3,462
Capitalized interest	(2,027)	(2,184)
	40,977	53,122
Valuation allowance	(41,064)	(53,198)
Net deferred tax liabilities included in accrued liabilities	(87)	(76)

The Partnership had tax losses in the United Kingdom (or UK) of $12.7 million as at December 31, 2016 (December 31, 2015 – $12.7 million) that are available indefinitely for offset against future taxable income in the UK. The Partnership had tax losses and disallowed finance costs in Spain of 110.3 million Euros or approximately $116.1 million (December 31, 2015 – 110.3 million Euros or approximately $119.8 million) and 34.6 million Euros or approximately $36.4 million (December 31, 2015 – 34.2 million Euros or approximately $37.2 million), respectively, at December 31, 2016 that are available indefinitely for offset against future taxable income in Spain. During 2015, as a result of an audit performed by the Spanish tax authorities on the Partnership’s Spanish subsidiaries, the Partnership and the Spanish tax authorities reached an agreement to reduce the Partnership’s tax losses in Spain by 29.0 million Euros or approximately $30.5 million. The losses were subject to a full valuation allowance, and therefore no change in income tax expense or assets will occur as a result of this agreement. The Partnership also had tax losses in Luxembourg of 93.3 million Euros or approximately $98.1 million as at December 31, 2016 (December 31, 2015 – 120.9 million Euros or approximately $131.3 million) that are available indefinitely for offset against taxable future income in Luxembourg.

The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2007 through 2016 currently remain open to examination by the major tax jurisdictions to which the Partnership is subject.

11.	Related Party Transactions

a)
Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit, are employed on long-term charter contracts with subsidiaries of Teekay Corporation. In addition, the Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership and its subsidiaries with administrative, commercial, crew training, advisory, business development, technical and strategic consulting services. In addition, as part of the Partnership’s acquisition of its ownership interest in the BG Joint Venture (see Notes 6a iii and 13a iv), the Partnership entered into an agreement with a subsidiary of Teekay Corporation whereby Teekay Corporation’s subsidiary will, on behalf of the Partnership, provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings in the BG Joint Venture up to their delivery date. All costs incurred by Teekay Corporation’s subsidiary will be charged to the Partnership and recorded as part of vessel operating expenses. Finally, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Year Ended
	December 31 2016 $	December 31 2015 $	December 31 2014 $
Voyage revenues (i)	37,336	35,887	37,596
Vessel operating expenses	(20,438)	(19,914)	(12,703)
General and administrative expenses (ii)	(11,890)	(14,485)	(13,708)
General and administrative expenses deferred and capitalized (iii)	(571)	—	—

(i)
Commencing in 2008, the Arctic Spirit and Polar Spirit were time-chartered to Teekay Corporation at a fixed-rate for a period of 10 years (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).

(ii)
Includes commercial, strategic, advisory, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on the Partnership’s behalf.

(iii)
Includes the Partnership's proportionate costs associated with the Bahrain LNG Joint Venture including pre-operation, engineering and financing-related expenses, of which $0.4 million was reimbursed by the Bahrain LNG Joint Venture during 2016. The net costs are recorded as part of investments in and advances to equity accounted joint ventures in the Partnership's consolidated balance sheets.

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

c)
The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to Teekay Corporation are settled at the end of each year (see Notes 3 and 12).

d)
On November 13, 2014, the Partnership acquired a 2003-built 10,200 cubic meter LPG carrier, the Norgas Napa, from I.M. Skaugen SE (or Skaugen) for $27.0 million. The Partnership took delivery of the vessel on November 13, 2014 and chartered the vessel back to Skaugen on a bareboat contract for a period of five years at a fixed rate plus a profit share component based on a portion of the vessel’s earnings from the Skaugen’s Norgas pool in excess of the fixed charter rate. In connection with the acquisition of the Norgas Napa, the General Partner acquired a 1% ownership interest in the Norgas Napa from the Partnership for approximately $0.2 million.

e)
In March 2014, two interest rate swap agreements were novated from Teekay Corporation to the Partnership. Teekay Corporation concurrently paid the Partnership $3.0 million in cash consideration, which represented the estimated fair value of the interest rate swap liabilities on the novation date.

f)
The Partnership entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with shipbuilding and site supervision services relating to nine LNG carrier newbuildings the Partnership has ordered (December 31, 2015 – 11 LNG carrier newbuildings) (see Notes 13a i and ii). These costs are capitalized and included as part of advances on newbuilding contracts in the Partnership’s consolidated balance sheets. During the years ended 2016, 2015 and 2014, the Partnership incurred shipbuilding and site supervision costs with Teekay Corporation subsidiaries of $8.5 million, $4.3 million and $3.1 million, respectively. As at December 31, 2016 and 2015, shipbuilding and site supervision costs provided by Teekay Corporation subsidiaries included in advances on newbuilding contracts in the Partnership's consolidated balance sheets totaled $10.1 million and $7.6 million, respectively.

g)
As at December 31, 2016 and 2015, non-interest bearing advances to affiliates totaled $9.7 million and $13.0 million, respectively, and non-interest bearing advances from affiliates totaled $15.5 million and $23.0 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under the same common control.

12.	Derivative Instruments and Hedging Activities
The Partnership uses derivative instruments in accordance with its overall risk management policy.
Foreign Exchange Risk
From 2013 through 2016, concurrently with the issuance of NOK 3.5 billion of senior unsecured bonds (see Note 9) during that time, the Partnership entered into cross-currency swaps, and pursuant to these swaps, the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross-currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross-currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2017, 2018, 2020 and 2021, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross-currency swaps as at December 31, 2016.

		Floating Rate Receivable
Principal Amount NOK	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of (Liability) $	Weighted- Average Remaining Term (Years)
408,500	72,946	NIBOR	5.25%	6.88%	(26,417)	0.3
900,000	150,000	NIBOR	4.35%	6.43%	(49,655)	1.7
1,000,000	134,000	NIBOR	3.70%	5.92%	(19,900)	3.4
900,000	110,400	NIBOR	6.00%	7.72%	(3,814)	4.8
					(99,786)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Interest Rate Risk

The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt. As at December 31, 2016, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Assets (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps	LIBOR	90,000	(5,748)	1.7	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(1,145)	0.0	5.3
U.S. Dollar-denominated interest rate swaps(ii)	LIBOR	156,250	(26,765)	12.0	5.2
U.S. Dollar-denominated interest rate swaps(ii)	LIBOR	53,557	(1,494)	4.6	2.8
U.S. Dollar-denominated interest rate swaps(iii)	LIBOR	320,000	(17,079)	1.0	3.4
U.S. Dollar-denominated interest rate swaps(iv)	LIBOR	108,333	(665)	2.0	1.7
U.S. Dollar-denominated interest rate swaps(v)	LIBOR	197,629	590	9.2	2.3
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(vi)	EURIBOR	219,733	(34,295)	4.0	3.1
			(86,601)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at December 31, 2016, ranged from 0.30% to 2.80%.

(ii)	Principal amount reduces semi-annually.

(iii)
These interest rate swaps are being used to economically hedge expected interest payments on future debt that is planned to be outstanding from 2017 to 2024. These interest rate swaps are subject to mandatory early termination in 2017 and 2018 whereby the swaps will be settled based on their fair value at that time.

(iv)	Principal amount reduces quarterly.

(v)	Principal amount reduces quarterly commencing December 2017.

(vi)	Principal amount reduces monthly to 70.1 million Euros ($73.7 million) by the maturity dates of the swap agreements.

During 2015, as part of its economic hedging program, the Partnership entered into three interest rate swaption agreements, whereby the Partnership has a one-time option (or Call Option) to enter into an interest rate swap with a third party, and the third party has a one-time option (or Put Option) to require the Partnership to enter into interest swap agreements. If the Partnership or the third parties exercises its options, there will be cash settlements for the fair value of the interest rate swap, in lieu of taking delivery of the actual interest rate swaps. At December 31, 2016, the terms of the interest rate swaps underlying the interest rate swaptions were as follows:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Interest Rate Index	Principal Amount $		Option Exercise Date	Fair Value / Carrying Amount of Assets (Liability)	Remaining Term (Years)	Interest Rate (%)
Interest rate swaption - Call Option	LIBOR	155,000	(i)	April 28, 2017	31	7.5	3.3
Interest rate swaption - Put Option	LIBOR	155,000	(i)	April 28, 2017	(1,525)	7.5	2.2
Interest rate swaption - Call Option	LIBOR	160,000	(ii)	January 31, 2018	1,140	8.0	3.1
Interest rate swaption - Put Option	LIBOR	160,000	(ii)	January 31, 2018	(1,457)	8.0	2.0
Interest rate swaption - Call Option	LIBOR	160,000	(iii)	July 16, 2018	2,112	8.0	2.9
Interest rate swaption - Put Option	LIBOR	160,000	(iii)	July 16, 2018	(1,248)	8.0	1.8

(i)	Amortizing every three months from $155.0 million in April 2017 to $85.4 million in October 2024.

(ii)	Amortizing every three months from $160.0 million in January 2018 to $82.5 million in January 2026.

(iii)	Amortizing every three months from $160.0 million in July 2018 to $82.5 million in July 2026.

As at December 31, 2016, the Partnership had multiple interest rate swaps, interest rate swaptions, and cross-currency swaps with the same counterparty that are subject to the same master agreement. Each of these master agreements provide for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments are presented on a gross basis in the Partnership’s consolidated balance sheets. As at December 31, 2016, these interest rate swaps, interest rate swaptions, and cross-currency swaps had an aggregate fair value assets of $4.2 million and an aggregate fair value liability of $173.6 million. As at December 31, 2016, the Partnership had $37.8 million (December 31, 2015 – $44.8 million) on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and – long-term on the Partnership’s consolidated balance sheets.
Credit Risk
The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated investment grade by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
Other Derivatives
In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative asset at December 31, 2016 was $2.1 million (December 31, 2015 – a liability of $6.3 million).

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Advances to affiliates	Current portion of derivative assets	Derivative assets	Accrued liabilities/ Advances from affiliates	Current portion of derivative liabilities	Derivative liabilities
As at December 31, 2016
Interest rate swap agreements	—	—	1,080	(5,514)	(22,432)	(59,735)
Interest rate swaption agreements	—	31	3,252	—	(1,525)	(2,705)
Cross-currency swap agreements	—	—	—	(1,090)	(32,843)	(65,853)
Toledo Spirit time-charter derivative	1,274	500	360	—	—	—
	1,274	531	4,692	(6,604)	(56,800)	(128,293)
As at December 31, 2015
Interest rate swap agreements	—	—	—	(6,833)	(41,028)	(56,276)
Interest rate swaption agreements	—	—	5,623	—	—	(6,406)
Cross-currency swap agreements	—	—	—	(1,181)	(9,755)	(117,846)
Toledo Spirit time-charter derivative	—	—	—	(3,186)	(1,300)	(1,810)
	—	—	5,623	(11,200)	(52,083)	(182,338)

Realized and unrealized gains (losses) relating to non-designated interest rate swap agreements, interest rate swaption agreements, and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized loss on non-designated derivative instruments in the Partnership’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Partnership’s consolidated statements of income is as follows:

	Year Ended December 31,
	2016			2015			2014
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(25,940)	15,627	(10,313)	(28,968)	14,768	(14,200)	(39,406)	4,204	(35,202)
Interest rate swaption agreements	—	(164)	(164)	—	(783)	(783)	—	—	—
Interest rate swap agreements termination	—	—	—	—	—	—	(2,319)	—	(2,319)
Toledo Spirit time-charter derivative	(654)	3,970	3,316	(3,429)	(1,610)	(5,039)	(861)	(6,300)	(7,161)
	(26,594)	19,433	(7,161)	(32,397)	12,375	(20,022)	(42,586)	(2,096)	(44,682)

Unrealized and realized gains (losses) relating to cross-currency swap agreements are recognized in earnings and reported in foreign currency exchange gain in the Partnership’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Partnership's consolidated statements of income is as follows:

	Year Ended December 31,
	2016			2015			2014
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Cross-currency swap agreements	(9,063)	28,905	19,842	(7,640)	(57,759)	(65,399)	(2,222)	(51,762)	(53,984)
Cross-currency swap agreements termination	(17,711)	—	(17,711)	—	—	—	—	—	—
	(26,774)	28,905	2,131	(7,640)	(57,759)	(65,399)	(2,222)	(51,762)	(53,984)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

For the year ended December 31, 2016 (no activity for the years ended December 31, 2015 and 2014), the following table presents the effective and ineffective portion of losses on interest rate swap agreements designated and qualifying as cash flow hedges. The following table excludes any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity accounted joint ventures.

Year Ended December 31, 2016
Effective Portion Recognized in AOCI (i) $	Effective Portion Reclassified from AOCI (ii) $	Ineffective Portion (iii) $
590	—	—	Interest expense
590	—	—

(i)	Effective portion of designated and qualifying cash flow hedges recognized in other comprehensive income (loss).

(ii)
Effective portion of designated and qualifying cash flow hedges recorded in accumulated other comprehensive income (loss) (or AOCI) during the term of the hedging relationship and reclassified to earnings.

(iii)	Ineffective portion of designated and qualifying cash flow hedges.

13.	Commitments and Contingencies

a)	The Partnership’s share of commitments to fund newbuilding and other construction contract costs as at December 31, 2016 are as follows:

	Total $	2017 $	2018 $	2019 $	2020 $
DSME (i)	1,118,345	627,181	491,164	—	—
Hyundai Samho Heavy Industries Co. (ii)	378,347	82,507	45,533	250,307	—
Yamal LNG Joint Venture (iii)	883,030	91,800	344,850	247,800	198,580
BG Joint Venture (iv)	195,565	80,010	86,154	29,401	—
Bahrain LNG Joint Venture (v)	224,080	110,364	80,097	33,619	—
Exmar LPG Joint Venture (vi)	77,504	58,096	19,408	—	—
	2,876,871	1,049,958	1,067,206	561,127	198,580

(i)
As at December 31, 2016, the Partnership had seven LNG carrier newbuildings on order with DSME which are scheduled for delivery between 2017 and 2019. As at December 31, 2016, costs incurred under these newbuilding contracts totaled $316.1 million. The Partnership has secured $682.8 million of financing during 2016 related to the commitments for four LNG carrier newbuildings included in the table above (see Note 5) and in April 2017, secured $174.3 million of additional financing for one LNG carrier newbuilding included in the table above.

(ii)
As at December 31, 2016, the Partnership had two LNG carrier newbuildings on order with Hyundai Samho Heavy Industries Co. (or HHI) scheduled for delivery in 2019. As at December 31, 2016, costs incurred under these newbuilding contracts totaled $41.5 million. The Partnership intends to finance the newbuilding payments through existing liquidity and expects to secure long-term debt financing for the vessels prior to their scheduled deliveries.

(iii)
The Partnership, through the Yamal LNG Joint Venture, has a 50% ownership interest in six 172,000-cubic meter ARC7 LNG carrier newbuildings that have an estimated total fully built-up cost of $2.1 billion. As at December 31, 2016, the Partnership’s proportionate costs incurred under these newbuilding contracts totaled $153.3 million. The Yamal LNG Joint Venture intends to secure debt financing for the six LNG carrier newbuildings prior to their scheduled deliveries.

(iv)
The Partnership acquired an ownership interest in the BG Joint Venture and, as part of the acquisition, agreed to assume Shell’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. The BG Joint Venture has secured financing of $137.1 million related to the commitments included in the table above and the Partnership is scheduled to receive $10.9 million of reimbursement directly from Shell.

(v)
The Partnership has a 30% ownership interest in the Bahrain LNG Joint Venture for the development of an LNG receiving and regasification terminal in Bahrain. The project will include a FSU, which will be modified from one of the Partnership’s existing MEGI LNG carrier newbuildings, an offshore gas receiving facility, and an onshore nitrogen production facility. The terminal will have a capacity of 800 million standard cubic feet per day and will be owned and operated under a 20-year agreement commencing early-2019. The receiving and regasification terminal is expected to have a fully-built up cost of approximately $960.0 million. The Bahrain LNG Joint Venture has secured debt financing for approximately 75% of the estimated fully built-up cost of the LNG receiving and regasification terminal in Bahrain.

(vi)
The Partnership has a 50% ownership interest in the Exmar LPG Joint Venture which has four LPG newbuilding vessels scheduled for delivery between 2017 and 2018 and has secured financing for the four LPG carrier newbuildings.

b)
As of December 31, 2016, the Partnership adopted the new accounting standard ASC-205-40, Presentation of Financial Statements - Going Concern, which requires management to assess if the Partnership will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Partnership anticipates making payments related to

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

commitments to fund its wholly-owned vessels under construction of $709.7 million during 2017 and $536.7 million during 2018 as well as other payments relating to its joint ventures (see Note 13a).

Based on these factors, over the one-year period following the issuance of its financial statements, the Partnership will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its minimum liquidity requirements under its financial covenants. These anticipated sources of financing include refinancing a loan facility maturing in the fourth quarter of 2017 as well as obtaining new debt financing for the unfinanced portion of its vessels under construction.
The Partnership is actively pursuing the alternatives described above, which it considers probable of completion based on the Partnership’s history of being able to refinance similar loan facilities and to obtain new debt financing for its vessels under construction, as well as the progress it has made on the financing process to date. The Partnership is in various stages of completion with respect to its anticipated new financing facilities.
Based on the Partnership’s liquidity at the date these consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, and by incorporating the Partnership’s plans to raise additional liquidity that it considers probable of completion, the Partnership estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

c)
The Partnership owns a 70% ownership interest in the Teekay Nakilat Joint Venture, which was the lessee under three separate 30-year capital lease arrangements with a third party for three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leasing arrangements for the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain the lessor’s agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date and placed $6.8 million on deposit with the lessor as security against any future claims and recorded as part of restricted cash - long-term in the Partnership’s consolidated balance sheets.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures in the UK courts. One of those challenges was eventually decided in favor of HMRC (Lloyds Bank Equipment Leasing No. 1 or LEL1), with the lessor and lessee choosing not to appeal further. The LEL1 tax case concluded that capital allowances were not available to the lessor. On the basis of this conclusion, HMRC is now asking lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to their lessor. The Teekay Nakilat Joint Venture does not accept this contention and has informed HMRC of this position. It is not known at this time whether the Teekay Nakilat Joint Venture would eventually prevail in court. If the former lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, the Partnership’s 70% share of Teekay Nakilat Joint Venture's potential exposure is estimated to be approximately $60 million. Such estimate is primarily based on information received from the lessor.

d)
In May 2016, the Teekay LNG-Marubeni Joint Venture reached a settlement agreement with a charterer relating to a disputed charter contract termination for one of its LNG carriers that occurred in 2015. The charterer paid $39.0 million to the Teekay LNG-Marubeni Joint Venture in June 2016 for lost revenues, of which the Partnership’s share of $20.3 million was recorded in equity income for the year ended December 31, 2016.

14.	Supplemental Cash Flow Information

a)	The changes in operating assets and liabilities for years ended December 31, 2016, 2015 and 2014 are as follows:

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $
Accounts receivable	5,494	(5,140)	9,957
Prepaid expenses	745	(494)	1,781
Accounts payable	2,791	2,127	(1,098)
Accrued liabilities	(1,572)	(1,581)	(6,759)
Unearned revenue and long-term unearned revenue	(3,218)	(562)	(536)
Restricted cash	(10,808)	(2,785)	—
Advances to and from affiliates	(9,699)	(23,714)	17,953
Other operating assets and liabilities	(4,402)	(2,038)	(2,476)
Total	(20,669)	(34,187)	18,822

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

b)
Cash interest paid (including realized losses on interest rate swaps) on long-term debt, advances from affiliates and capital lease obligations, net of amounts capitalized, during the years ended December 31, 2016, 2015 and 2014 totaled $100.9 million, $94.5 million, and $128.7 million, respectively.

c)	During the years ended December 31, 2016, 2015 and 2014, cash paid for corporate income taxes was $4.9 million, $7.8 million and $2.3 million, respectively.

d)
During 2014, the sales of the Huelva Spirit and Algeciras Spirit conventional tankers resulted in the vessels under capital lease being returned to the owner and the capital lease obligations concurrently extinguished. Therefore, the sales of the Algeciras Spirit and Huelva Spirit under capital lease obligations of $56.2 million in 2014 and the concurrent extinguishment of the corresponding capital lease obligation of $56.2 million in 2014 were treated as non-cash transactions in the Partnership’s consolidated statements of cash flows.

e)
During 2014, the Partnership acquired an LPG carrier, the Norgas Napa, from Skaugen for $27.0 million, of which $21.6 million was paid in cash upon delivery and the remaining $5.4 million is an interest-bearing loan to Skaugen.

f)
A portion of the dividends declared by the Teekay Tangguh Joint Venture on February 1, 2014 that was used to settle advances made by the Teekay Tangguh Joint Venture to BLT LNG Tangguh Corporation and P.T. Berlian Laju Tanker of $14.4 million, was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

g)
As described in Notes 6a iii – Equity Accounted Investments, during 2014, the Partnership acquired the ownership interest of BG (which was subsequently acquired by Shell) in the BG Joint Venture. As compensation, the Partnership assumed Shell’s obligation (net of an agreement by Shell to pay the Partnership approximately $20.3 million) to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. The estimated fair value of the assumed obligation of approximately $33.3 million was used to offset the purchase price and the Partnership’s receivable from Shell and was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

15.	Total Capital and Net Income Per Common Unit
As at December 31, 2016, a total of 68.3% of the Partnership's common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation. All of the Partnership's outstanding 9.00% Series A Cumulative Redeemable Perpetual Preferred Units (or the Series A Preferred Units) are held by the public.
Limited Partners’ Rights
Significant rights of the Partnership’s limited partners include the following:

•
Right to receive distribution of Available Cash (as defined in the partnership agreement and which takes into account cash reserves for, among other things, future capital expenditures and future credit needs of the Partnership) within approximately 45 days after the end of each quarter.

•
No limited partner shall have any management power over the Partnership’s business and affairs; the General Partner is responsible for the conduct, directions and management of the Partnership’s activities.

•
The General Partner may be removed if such removal is approved by unitholders holding at least 66-2/3% of the outstanding units voting as a single class, including units held by our General Partner and its affiliates.

Incentive Distribution Rights
The General Partner is entitled to incentive distributions if the amount the Partnership distributes to common unitholders with respect to any quarter exceeds specified target levels shown below:

Quarterly Distribution Target Amount (per unit)	Unitholders	General Partner
Minimum quarterly distribution of $0.4125	98%	2%
Up to $0.4625	98%	2%
Above $0.4625 up to $0.5375	85%	15%
Above $0.5375 up to $0.6500	75%	25%
Above $0.6500	50%	50%

During 2016, the quarterly cash distributions were below $0.4625 per common unit and, consequently, the assumed distribution of net income was based on the limited partners' and General Partner’s ownership percentage for the purposes of the net income per common unit calculation. During 2015 and 2014, quarterly cash distributions exceeded $0.4625 per common unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per common unit calculation. For more information on the increasing percentages to calculate the General Partner’s interest in net income, please refer to the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2016.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities and liquidation amounts on the Series A Preferred Units will be distributed to the common unitholders and the General Partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.
Net Income Per Common Unit
Limited partners' interest in net income per common unit is determined by dividing net income, after deducting the amount of net income attributable to the non-controlling interests, the General Partner’s interest and the distributions on the Series A Preferred Units by the weighted-average number of common units outstanding during the period. The distributions payable on the Series A Preferred Units (which were issued on October 5, 2016) for the year ended December 31, 2016 were $2.7 million (December 31, 2015 and 2014 – nil).

The General Partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to common unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

Pursuant to the Partnership agreement, allocations to partners are made on a quarterly basis.
Equity Offerings
The following table summarizes the issuances of common and preferred units over the three years ending December 31, 2016:

Date	Units Issued	Type of Units	Offering Price	Gross Proceeds (i) $	Net Proceeds $	Teekay Corporation’s Ownership After the Offering(ii)	Use of Proceeds
July 2014 Public Offering	3,090,000	Common	$44.65	140,784	140,484	33.96%	Prepayment of revolving credit facilities, funding of the Yamal LNG Project and funding newbuilding installments
Continuous offering program during 2014	1,050,463	Common	(iii)	42,556	41,655	(iii)	General partnership purposes including funding newbuilding installments
Continuous offering program during 2015(iv)	1,173,428	Common	(iii)	36,274	35,374	(iii)	General partnership purposes, including funding newbuilding installments
October 2016 Public Offering (v)	5,000,000	Preferred	$25.00	125,000	120,707	(v)	General partnership purposes, including debt repayments and funding newbuilding installments

(i)	Including the General Partner’s 2% proportionate capital contribution.

(ii)	Including Teekay Corporation’s indirect 2% general partner interest relating to common unit offerings.

(iii)
Commencing in May 2013, the Partnership implemented a continuous offering program (or COP) under which the Partnership may issue new common units, representing limited partner interests, from time to time at market prices up to a maximum aggregate amount of $100 million.

(iv)
Includes 160,000 common units sold under the COP in December 2014 for which net proceeds of $6.8 million (including the General Partner’s 2% proportionate capital contribution) were received in January 2015.

(v)
On October 5, 2016, the Partnership issued Series A Preferred Units at a rate of 9.0% per annum of the stated liquidation preference of $25.00 per unit. At any time on or after October 5, 2021, the Partnership may redeem the Series A Preferred Units, in whole or in part, at a redemption price of $25.00 per unit plus all accumulated and unpaid distributions to the date of redemption, whether or not declared.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

16.	Unit-Based Compensation
In March 2016, a total of 32,723 common units, with an aggregate value of $0.4 million, were granted to the non-management directors of the General Partner as part of their annual compensation for 2016. These common units were fully vested upon grant. During 2015 and 2014, the Partnership awarded 10,447 and 9,521 common units, respectively, as compensation to non-management directors. The awards were fully vested in March 2015 and March 2014, respectively. The compensation to the non-management directors is included in general and administrative expenses on the Partnership’s consolidated statements of income.

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

During March 2016, 2015 and 2014, the Partnership granted 132,582, 32,054 and 31,961 restricted units, respectively, with grant date fair values of $1.5 million, $1.1 million and $1.3 million, respectively, to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries who provide services to the Partnership, based on the Partnership’s closing common unit price on the grant date. Each restricted unit is equal in value to one of the Partnership's common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement, and in this case, the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards is paid to each recipient in the form of common units, net of withholding tax. During the years ended December 31, 2016, 2015 and 2014, the Partnership recorded an expense of $1.3 million, $1.2 million, and $1.0 million, respectively, related to the restricted units.

17.	Restructuring Charges

a)
Compania Espanole de Petroles, S.A., the charterer and owner of the Partnership’s former conventional vessels under capital lease, sold the Tenerife Spirit, Algeciras Spirit, and Huelva Spirit between December 2013 and August 2014. On redeliveries of the vessels, the charter contract with the Partnership was terminated. As a result of these sales, the Partnership recorded restructuring charges of nil, nil and $2.0 million for the years ended December 31, 2016, 2015 and 2014, respectively. The balances outstanding of $0.7 million as at December 31, 2016 and 2015, respectively, are included in accrued liabilities in the Partnership’s consolidated balance sheets.

b)
During 2015, pursuant to a request by the charterer of the Alexander Spirit, the Partnership changed the crew on the vessel which resulted in a restructuring charge of $4.0 million relating to seafarer severance payments. The full amount of the restructuring charge was recovered from the charterer and the recovery was included in voyage revenues in the Partnership’s consolidated statements of income. The balances outstanding of nil and $1.1 million as at December 31, 2016 and 2015, respectively, are included in accrued liabilities in the Partnership's consolidated balance sheets.

18.	Write-Down and Loss on Sale of Vessels

a)
During February and March 2016, Centrofin Management Inc. (or Centrofin), the charterer for both the Bermuda Spirit and Hamilton Spirit Suezmax tankers, exercised its option under the charter contracts to purchase both vessels. As a result of Centrofin’s acquisition of the vessels, the Partnership recorded a $27.4 million loss on the sale of the vessels and associated charter contracts in the first quarter of 2016. The Bermuda Spirit was sold on April 15, 2016 and the Hamilton Spirit was sold on May 17, 2016. The Partnership used the total proceeds of $94.3 million from the sales primarily to repay existing term loans associated with these vessels.

b)
On November 30, 2016, the Partnership reached an agreement to sell the Asian Spirit Suezmax tanker for net proceeds of $20.6 million and as a result, recorded an $11.5 million impairment on the write-down of the vessel. Delivery of the vessel to the new owner occurred on March 21, 2017. The Partnership used the net proceeds from the sales primarily to repay existing term loans associated with the vessel. As at December 31, 2016, the vessel was classified as held for sale in the Partnership’s consolidated balance sheets.

19.	Subsequent Events

a)
In December 2016, the Partnership entered into an agreement to acquire Skaugen's 35% ownership interest in Skaugen Gulf Petchem Carriers B.S.C.(c) (or the Skaugen LPG Joint Venture) which owns the LPG carrier Norgas Sonoma. The Partnership entered into this transaction in exchange for a portion of past due amounts owed to the Partnership by Skaugen. The Skaugen LPG Joint Venture’s other shareholders include Nogaholding, which has a 35% ownership interest and Suffun Bahrain W.L.L.,which has a 30% ownership interest. Both Nogaholding and Suffun exercised their respective option to participate in the sale of the Norgas Sonoma and as a result, on April 20, 2017, the Partnership acquired 100% ownership interest in the Norgas Sonoma for $13 million.

b)
On January 23, 2017, the Partnership issued in the Norwegian bond market NOK 300 million (equivalent to approximately $36 million) in new senior unsecured bonds through an add-on to its existing NOK bonds due in October 2021, priced at 103.75% of face value. All principal and interest payments have been economically swapped into U.S. Dollars with a fixed interest rate of 7.69%.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

c)
On February 28, 2017, the Partnership took delivery of its third MEGI LNG carrier newbuilding, the Torben Spirit, which commenced its 10-month plus one-year option charter contract with a major energy company on March 3, 2017. The Partnership received proceeds through a sale-leaseback transaction of approximately $125 million in March 2017 for this MEGI LNG carrier newbuilding.

d)
On December 21, 2016, the RasGas 3 Joint Venture, of which the Partnership has a 40% ownership interest, completed its debt refinancing by entering into a $723 million secured term loan facility maturing in 2026 which replaced its outstanding term loan of $610 million. As a result, the RasGas 3 Joint Venture distributed $100 million in February 2017 to its shareholders, of which the Partnership's proportionate share was $40 million.

e)
On March 31, 2017, the Teekay LNG-Marubeni Joint Venture completed the refinancing of its existing $396 million debt facility by entering into a new $335 million U.S. Dollar-denominated term loan maturing in September 2019. As part of the completed refinancing, the Partnership invested $57 million of additional equity, based on its proportionate ownership interest, into the Teekay LNG-Marubeni Joint Venture.

f)
On April 21, 2017, the Partnership entered into a 10-year $174 million sale-leaseback agreement with China Construction Bank Financial Leasing Co. Ltd. (or CCBL) for one of our nine wholly-owned LNG carrier newbuildings scheduled to deliver in late-2017, and at such date, CCBL will take delivery and charter the vessel back to the Partnership. At the end of the 10-year tenor of this lease, the Partnership has an obligation to repurchase the vessel from CCBL.