Form 20-F
period 2017-12-31
Teekay LNG Partners L.P.
filed 2018-04-16
CIK 1308106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________________________
FORM 20-F
  _______________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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
Telephone: (441) 298-2530
Fax: (441) 292-3931
(Contact information for company contact person)

Securities registered, or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Units	New York Stock Exchange
Series A Preferred Units	New York Stock Exchange
Series B Preferred Units	New York Stock Exchange
Securities registered, or to be registered, pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
  _______________________________
Indicate the number of outstanding shares of each issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
79,626,819 Common Units
5,000,000 Series A Preferred Units
6,800,000 Series B Preferred Units

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
Yes  ☐        No  ☒

TEEKAY LNG PARTNERS L.P.

PART I
This annual report of Teekay LNG Partners L.P. on Form 20-F for the year ended December 31, 2017 (or Annual Report) should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

Unless otherwise indicated, references in this prospectus to “Teekay LNG Partners,” “we,” “us” and “our” and similar terms refer to Teekay LNG Partners L.P. and/or one or more of its subsidiaries, except that those terms, when used in this Annual Report in connection with the units described herein, shall mean specifically Teekay LNG Partners L.P. References in this Annual Report to “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	our distribution policy and our ability to make cash distributions on our units or any increases in quarterly distributions, and the impact of cash distribution reductions on our financial position;

•
our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities;

•
our liquidity needs and meeting our going concern requirements, including our anticipated funds and sources of financing for liquidity and working capital needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for a one-year period;

•	our ability to obtain financing for unfinanced newbuildings and other purposes, including new bank financings, and to refinance existing indebtedness;

•	the expected timing, amounts and methods of financing for new and existing projects, including unfinanced newbuildings;

•	growth prospects and future trends of the markets in which we operate;

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

•
our expectations regarding the ability of Awilco LNG ASA (or Awilco), and our other customers to make charter payments to us, and the ability of our customers to fulfill purchase obligations at the end of charter contracts, including obligations relating to two of our LNG carriers completing charters with Awilco in 2019;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter or whose charter contract is expiring in 2018 and 2019;

•	the adequacy of our insurance coverage, less an applicable deductible;

•
the future resumption of a LNG plant in Yemen operated by Yemen LNG Company Limited (or YLNG), the expected repayment of deferred hire amounts on our two 52% owned vessels, the Marib Spirit and Arwa Spirit, on charter to YLNG, and the expected reduction to our equity income in 2018 as a result of the charter payment deferral;

•	expected purchases and deliveries of newbuilding vessels, the newbuildings’ commencement of service under charter contracts, and estimated costs for newbuilding vessels;

•	expected deliveries of the LPG newbuilding vessels in Exmar LPG BVBA;

•
expected funding of our proportionate share of the remaining shipyard installment payments for our joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW LNG Investments Pte. Ltd. (or the Pan Union Joint Venture);

•	the cost of supervision and crew training in relation to the Pan Union Joint Venture, and our expected recovery of a portion of those costs;

•
the expected technical and operational capabilities of newbuildings, including the benefits of the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines in certain LNG carrier newbuildings;

•	our ability to maintain long-term relationships with major LNG and LPG importers and exporters and major crude oil companies;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time-charters with our LNG and LPG customers;

•	obtaining LNG and LPG projects that we or Teekay Corporation bid on;

•	the possible purchase of one of our leased Suezmax tankers, the Toledo Spirit;

•
our expectations regarding the schedule and performance of the receiving and regasification terminal in Bahrain, which will be owned and operated by a new joint venture, Bahrain LNG W.L.L., owned by us (30%), National Oil & Gas Authority (or Nogaholding) (30%), Gulf Investment Corporation (or GIC) (24%) and Samsung C&T (or Samsung) (16%) (or the Bahrain LNG Joint Venture), and our expectations regarding the supply, modification and charter of a floating storage unit (or FSU) vessel for the project;

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

Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed in “Item 3 – Key Information: Risk Factors,” and other factors detailed from time to time in other reports we file with or furnish to the U.S. Securities and Exchange Commission (or the SEC).

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

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2.Offer Statistics and Expected Timetable
Not applicable.
Item 3.Key Information
Selected Financial Data
Set forth below is selected consolidated financial and other data of Teekay LNG Partners and its subsidiaries for the fiscal years 2013 through 2017, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, (a) “Item 5 – Operating and Financial Review and Prospects,” included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the consolidated financial statements for the years ended December 31, 2017, 2016 and 2015.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

(in thousands of U.S. Dollars, except per unit and fleet data)	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $
Income Statement Data:
Voyage revenues	432,676	396,444	397,991	402,928	399,276
Income from vessel operations (1)	148,649	153,181	181,372	183,823	176,356
Equity income(2)	9,789	62,307	84,171	115,478	123,282
Interest expense	(80,937)	(58,844)	(43,259)	(60,414)	(55,703)
Interest income	2,915	2,583	2,501	3,052	2,972
Realized and unrealized loss on non-designated derivative instruments(3)	(5,309)	(7,161)	(20,022)	(44,682)	(14,000)
Foreign currency exchange (loss) gain(4)	(26,933)	5,335	13,943	28,401	(15,832)
Other income	1,561	1,537	1,526	836	1,396
Income tax expense	(824)	(973)	(2,722)	(7,567)	(5,156)
Net income	48,911	157,965	217,510	218,927	213,315
Non-controlling and other interests in net income	29,325	22,988	42,903	44,676	37,438
Limited partners’ interest in net income	19,586	134,977	174,607	174,251	175,877
Limited partners’ interest in net income per:
Common unit - basic	0.25	1.70	2.21	2.30	2.48
Common unit - diluted	0.25	1.69	2.21	2.30	2.48
Cash distributions declared per common unit	0.5600	0.5600	2.8000	2.7672	2.7000
Balance Sheet Data (at end of period):
Cash and cash equivalents	244,241	126,146	102,481	159,639	139,481
Restricted cash	95,194	117,027	111,519	45,997	497,298
Vessels and equipment(5)	2,905,712	2,215,983	2,108,160	1,989,230	1,922,662
Investment in and advances to equity-accounted joint ventures	1,094,596	1,037,726	883,731	891,478	671,789
Net investments in direct financing leases(6)	495,990	643,008	666,658	682,495	699,695
Total assets	5,019,299	4,315,474	4,052,980	3,947,275	4,203,143
Total debt and obligations related to capital leases	2,809,541	2,184,065	2,058,336	1,970,531	2,359,385
Partners’ equity	1,879,038	1,738,506	1,519,062	1,537,752	1,390,790
Total equity	1,931,423	1,777,412	1,543,679	1,547,371	1,443,784
Common units outstanding	79,626,819	79,571,820	79,551,012	78,353,354	74,196,294
Preferred units outstanding	11,800,000	5,000,000	—	—	—
Other Financial Data:
Net voyage revenues(7)	424,474	394,788	396,845	399,607	396,419
EBITDA(8)	233,302	310,741	353,243	377,983	369,086
Adjusted EBITDA(8)	424,436	445,341	442,463	468,954	461,018
Capital expenditures:
Expenditures for vessels and equipment	714,529	344,987	191,969	194,255	470,213
Liquefied Gas Fleet Data:
Consolidated:
Calendar-ship-days(9)	8,357	7,440	6,935	6,619	5,981
Average age of our fleet (in years at end of year)	8.9	9.0	8.9	7.9	6.7
Vessels at end of year(10)	25	21	19	19	18
Equity Accounted:(11)
Calendar-ship-days(9)	12,921	12,235	11,720	11,338	11,059
Average age of our fleet (in years at end of year)	8.6	8.7	8.5	8.0	9.4
Vessels at end of year(10)	37	35	32	31	32
Conventional Fleet Data:
Calendar-ship-days(9)	1,904	2,439	2,920	3,202	3,994
Average age of our fleet (in years at end of year)	12.6	11.7	9.5	8.5	8.5
Vessels at end of year	5	6	8	8	10

(1)	Income from vessel operations includes write-down and loss on sale of vessels of $50.6 million and $39.0 million for the years ended December 31, 2017 and 2016, respectively.

(2)
Equity income includes unrealized gains on non-designated derivative instruments, and any ineffectiveness of derivative instruments designated as hedges for accounting purposes of $2.4 million $7.3 million, $10.2 million, $1.6 million and $25.9 million for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.

(3)
We entered into interest rate swap and swaption agreements to mitigate our interest rate risk from our floating-rate debt, and for the obligations related to capital leases and associated restricted cash which were terminated in 2014. We also have entered into an agreement with Teekay Corporation relating to the Toledo Spirit time-charter contract under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us as a result of spot rates being in excess of the fixed rate. With the exception of the interest rate swaps in our consolidated joint venture, Teekay Nakilat Corporation, and for several interest rate swaps in certain of our equity-accounted joint ventures where we have applied hedge accounting, changes in the fair value of our derivatives are recognized immediately into income and are presented as realized and unrealized loss on derivative instruments in the consolidated statements of income. Please see “Item 18 – Financial Statements: Note 12 – Derivative Instruments and Hedging Activities.”

(4)
Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, advances from affiliates and long-term debt, are revalued and reported based on the prevailing exchange rate at the end of the period. Foreign exchange gains and losses include realized and unrealized gains and losses on our cross-currency swaps. We entered into cross-currency swaps concurrently with the issuance of our Norwegian Kroner-denominated (or NOK), bonds to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK-denominated bonds. Our primary sources of foreign currency exchange gains and losses are our Euro-denominated term loans and NOK-denominated bonds. Euro-denominated term loans totaled, 194.1 million Euros ($233.0 million) at December 31, 2017, 208.9 million Euros ($219.7 million) at December 31, 2016, 227.7 million Euros ($241.8 million) at December 31, 2015, 235.6 million Euros ($285.0 million) at December 31, 2014 and 247.6 million Euros ($340.2 million) at December 31, 2013. Our NOK-denominated bonds totaled 3.1 billion NOK ($377.9 million) at December 31, 2017, 3.5 billion NOK ($371.3 million) at December 31, 2016, 2.6 billion NOK ($294.0 million) at December 31, 2015, 1.6 billion NOK ($214.7 million) at December 31, 2014 and 1.6 billion NOK ($263.5 million) at December 31, 2013.

(5)
Vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels related to capital leases, at cost less accumulated depreciation and (c) advances on our newbuildings.

(6)
Certain of our external charters have been accounted for as direct financing leases. As a result, the vessels associated with the external charters accounted for as direct financing leases are not included as part of vessels and equipment. Please see "Item 18 – Financial Statements: Note 5 – Leases – Net Investments in Direct Financing Leases."

(7)
Net voyage revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time-charters the charterer pays the voyage expenses, whereas under voyage charter contracts the ship owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are comparable across the different types of contracts. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net voyage revenues with voyage revenues.

(in thousands of U.S. Dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Voyage revenues	432,676	396,444	397,991	402,928	399,276
Voyage expenses	(8,202)	(1,656)	(1,146)	(3,321)	(2,857)
Net voyage revenues	424,474	394,788	396,845	399,607	396,419

(8)
EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before restructuring charges, net of reimbursement, write-down and loss on sale of vessels, foreign currency exchange (gain) loss, amortization of in-process contracts included in voyage revenues net of offsetting vessel operating expenses, unrealized (gain) loss on non-designated derivative instruments, realized loss on interest rate swaps and Adjustments to Equity Income. EBITDA and Adjusted EBITDA are used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below:

•
Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, amortization of in-process revenue contracts and realized and unrealized loss on derivative instruments relating to interest rate swaps, interest rate swaptions, and cross-currency swaps, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as financial and operating measures benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our common and preferred units.

•
Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, pay distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as dry-docking expenditures, working capital changes and foreign currency exchange gains and losses, EBITDA and Adjusted EBITDA provides a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of our cash distribution policy. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits investors to assess the fundamental ability of our business to generate cash sufficient to meet cash needs, including distributions on our common and preferred units.

Neither EBITDA nor Adjusted EBITDA should be considered as an alternative to net income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income and income from vessel operations and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented in this Annual Report may not be comparable to similarly titled measures of other companies.
The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, and our historical consolidated Adjusted EBITDA to net operating cash flow, the most directly comparable GAAP financial measure.

(in thousands of U.S. Dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Reconciliation of “EBITDA” and “Adjusted EBITDA” to “Net income”:
Net income	48,911	157,965	217,510	218,927	213,315
Depreciation and amortization	105,545	95,542	92,253	94,127	97,884
Interest expense, net of interest income	78,022	56,261	40,758	57,362	52,731
Income tax expense	824	973	2,722	7,567	5,156
EBITDA	233,302	310,741	353,243	377,983	369,086
Restructuring charges, net of reimbursement	—	—	—	1,989	1,786
Write-down and loss on sale of vessels	50,600	38,976	—	—	—
Foreign currency exchange loss (gain)	26,933	(5,335)	(13,943)	(28,401)	15,832
Amortization of in-process contracts included in voyage revenues, net of offsetting vessel operating expenses	(1,113)	(1,113)	(1,113)	(1,113)	(1,113)
Unrealized (gain) loss on non-designated derivative instruments	(13,448)	(19,433)	(12,375)	2,096	(22,568)
Realized loss on interest rate swaps and swaptions	19,435	25,940	28,968	41,725	38,089
Adjustments to Equity-Accounted EBITDA(12)(13)	108,727	95,565	87,683	74,675	59,906
Adjusted EBITDA	424,436	445,341	442,463	468,954	461,018
Reconciliation of “Adjusted EBITDA” to “Net operating cash flow”:
Net operating cash flow	194,465	166,492	239,729	191,097	183,532
Expenditures for dry docking	21,642	12,686	10,357	13,471	27,203
Interest expense, net of interest income	78,022	56,261	40,758	57,362	52,731
Income tax expense	824	973	2,722	7,567	5,156
Change in operating assets and liabilities	(1,853)	20,669	34,187	(18,822)	(10,078)
Equity income from joint ventures	9,789	62,307	84,171	115,478	123,282
Dividends received from equity-accounted joint ventures	(42,692)	(31,113)	(97,146)	(11,005)	(13,738)
Restructuring charges, net of reimbursement	—	—	—	1,989	1,786
Realized loss on interest rate swaps	19,435	25,940	28,968	41,725	38,089
Realized loss on cross-currency swaps recorded in foreign currency exchange loss (gain)	35,077	26,774	7,640	2,222	338
Adjustments to Equity-Accounted EBITDA(12)(13)	108,727	95,565	87,683	74,675	59,906
Other, net	1,000	8,787	3,394	(6,805)	(7,189)
Adjusted EBITDA	424,436	445,341	442,463	468,954	461,018

(9)	Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels were in our possession during that period.

(10)
For 2017, the number of vessels indicated does not include six LNG carrier newbuildings in our consolidated liquefied gas fleet and 12 LNG and LPG carrier newbuildings in our equity-accounted liquefied gas fleet. For 2016, the number of vessels indicated does not include nine LNG carrier newbuildings in our consolidated liquefied gas fleet and 14 LNG and LPG carrier newbuildings in our equity-accounted liquefied gas fleet. For 2015, the number of vessels indicated does not include 11 LNG carrier newbuildings in our consolidated liquefied gas fleet and 17 LNG and LPG carrier newbuildings in our equity-accounted liquefied gas fleet.

(11)
Equity-accounted vessels include (i) six LNG carriers (or the MALT LNG Carriers) relating to our joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture), (ii) four LNG carriers (or the RasGas 3 LNG Carriers) relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation, (iii) four LNG carriers relating to the Angola Project (or the Angola LNG Carriers) in our joint venture with Mitsui & Co. Ltd. and NYK Energy Transport (Atlantic) Ltd., (iv) two LNG carriers (or the Exmar LNG Carriers) relating to our LNG joint venture with Exmar NV (or Exmar), (v) 20, 19, 16, and 15 LPG carriers (or the Exmar LPG Carriers) from 2017, 2016, 2015, and 2014, respectively, relating to our LPG joint venture with Exmar and (vi) one LNG carrier relating to the Pan Union Joint Venture from 2017. The figures in the selected financial data for our equity-accounted vessels are at 100% and not based on our ownership percentages.

(12)
Adjusted Equity-Accounted EBITDA is a non-GAAP financial measure. Adjusted Equity-Accounted EBITDA represents equity income after Adjustments to Equity Income. Adjustments to Equity Income consist of depreciation and amortization, interest expense net of interest income, income tax expense (recovery), amortization of in-process revenue contracts, foreign currency exchange loss (gain), write-down and loss (gain) on sales of vessels, unrealized gain on non-designated derivative instruments and realized loss on interest rate swaps, in each case related to our equity-accounted entities, on the basis of our ownership percentages of such entities. Neither Adjusted Equity-Accounted EBITDA nor Adjustments to Equity-Accounted EBITDA should be considered as an alternative to equity income or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjustments to Equity-Accounted EBITDA exclude some, but not all, items that affect equity income and these measures may vary among other companies. Therefore, Adjustments to Equity-Accounted EBITDA as presented in this Annual Report may not be comparable to similarly titled measures of the other companies. When using Adjusted EBITDA as a measure of liquidity, it should be noted that this measure includes the Adjusted EBITDA from our equity-accounted for investments. We do not have control over the operations, nor do we have any legal claim to the revenue and expenses of our equity-accounted for investments. Consequently, the cash flow generated by our equity-accounted for investments, as measured by Adjusted Equity-Accounted EBITDA, may not be available for use by us in the period generated.

(13)	Adjustments relating to equity income from our equity-accounted joint ventures are as follows:

(in thousands of U.S. Dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Reconciliation of “Adjusted Equity-Accounted EBITDA” to “Equity Income”:
Equity income	9,789	62,307	84,171	115,478	123,282
Depreciation and amortization	54,453	52,095	48,702	45,885	45,664
Interest expense, net of interest income	51,442	39,849	37,376	36,916	35,110
Income tax expense (recovery)	504	352	315	(155)	163
Amortization of in-process revenue contracts	(4,307)	(5,482)	(7,153)	(8,295)	(14,173)
Foreign currency exchange loss (gain)	369	125	(527)	(441)	149
Write-down and loss (gain) on sales of vessels	5,500	4,861	1,228	(16,923)	—
Unrealized gain on non-designated derivative instruments	(7,491)	(6,963)	(10,945)	(1,563)	(26,432)
Realized loss on interest rate swaps	8,257	10,728	18,687	19,251	19,425
Adjustments to Equity-Accounted EBITDA	108,727	95,565	87,683	74,675	59,906
Adjusted Equity-Accounted EBITDA	118,516	157,872	171,854	190,153	183,188
RISK FACTORS
Some of the following risks relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our common or preferred units. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results and ability to pay distributions on, and the trading price of, our common and preferred units.
We may not have sufficient cash from operations to enable us to pay distributions on our common and preferred units.
The amount of cash we can distribute on our common and preferred units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

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
Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute each quarter all of our Available Cash (as defined in our partnership agreement, which takes into account cash reserves for, among other things, future capital expenditures and credit needs). Accordingly, our growth may not be as fast as businesses that reinvest their Available Cash to expand ongoing operations.

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

Global crude oil prices have significantly declined since mid-2014. The significant decline in oil prices has also contributed to depressed natural gas prices. Lower oil prices may negatively affect both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil. These declines in energy prices, combined with other factors beyond our control, have adversely affected energy and master limited partnership capital markets and available sources of financing for our capital expenditures and debt repayment obligations. As a result, effective for the quarterly distribution for the fourth quarter of 2015, we reduced our quarterly cash distributions per common unit to $0.14 from $0.70, and our near-term business strategy is primarily to focus on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations with cash flows from operations rather than pursuing additional growth projects. It is uncertain when, if at all, the board of directors of our General Partner may increase quarterly cash distributions on our common units.
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
To fund our existing and future debt obligations and capital expenditures, including our LNG and LPG carrier newbuildings, we will be required to use cash from operations, incur borrowings, and/or seek to access other financing sources. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If we are unable to access additional bank financing and generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

•	restructuring our debt;

•	seeking additional debt or equity capital;

•	selling assets;

•	further reducing distributions;

•	reducing, delaying or cancelling our business activities, acquisitions, investments or capital expenditures; or

•	seeking bankruptcy protection.

Such measures might not be successful, available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of such measures may adversely affect our business and reputation. In addition, our financing agreements may restrict our ability to implement some of these measures.

Use of cash from operations and possible future sale of certain assets will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders or operate our business as currently conducted. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our quarterly distributions to unitholders.
We have limited current liquidity.

As at December 31, 2017, we had total liquidity of $433.6 million, consisting of $244.2 million of cash and cash equivalents and $189.4 million of undrawn borrowings under our revolving credit facilities, subject to limitations in the credit facilities.  Our primary near-term liquidity needs include payment of our quarterly distributions, including distributions on our common and preferred units, operating expenses, dry-docking expenditures, debt service costs, scheduled repayments of long-term debt, committed capital expenditures (including, among others, installment payments for our newbuilding vessels), and the funding of general working capital requirements. We expect to manage our near-term liquidity needs from cash flows from operations, proceeds from new debt financings and refinancings, proceeds from equity offerings, and any dividends or other distributions from our equity-accounted joint ventures; however, there can be no assurance that any such funding will be available to us on acceptable terms, if at all. We do not have control over the operations, nor do we have any legal claim to the revenue and expenses of our equity-accounted joint ventures. Consequently, the cash flow generated by our equity-accounted joint ventures may not be available for use by us in the period generated.
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
We will be required to make substantial capital expenditures to expand the size of our fleet or gas business and generally are required to make significant installment payments for acquisitions of newbuilding vessels or for construction of receiving and regasification terminals prior to their delivery or completion and generation of revenue.
We make substantial capital expenditures to increase the size of our fleet or gas business. Please read “Item 5 – Operating and Financial Review and Prospects,” for additional information about our newbuilding acquisitions. As at December 31, 2017, we had 15 LNG carrier newbuildings scheduled for delivery between 2018 and 2020, three LPG carrier newbuildings scheduled for delivery during 2018 and one LNG receiving and regasification terminal under construction scheduled for completion in 2019. The obligations of us and our equity-accounted joint ventures to purchase the newbuilding vessels is not conditional upon our or their ability to obtain financing for such purchases. As at December 31, 2017, we have $1.7 billion of financing (including our proportionate share of financings in our equity-accounted joint ventures) in place for the majority of our remaining newbuilding vessels and our LNG receiving and regasification terminal under construction and are seeking financing for two newbuilding vessels, please read "Item 5 – Contractual Obligations and Contingencies." Although we believe we will obtain financing for our two remaining unfinanced newbuildings during 2018, there is no assurance that we will do so.
In addition to our newbuilding vessels, we may also be obligated to purchase one of our leased Suezmax tankers, the Toledo Spirit, upon the charterer’s option, which may occur in 2018 and have an aggregate purchase price of approximately $26.3 million at December 31, 2017.
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
Our substantial capital expenditures may reduce our cash available for distribution to our unitholders. Funding of any capital expenditures with debt may significantly increase our interest expense and financial leverage, and funding of capital expenditures through issuing additional equity securities may result in significant unitholder dilution. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions to unitholders.
A shipowner is typically required to expend substantial sums as progress payments during construction of a newbuilding, but does not derive any income from the vessel until after its delivery. If we were unable to obtain financing required to complete payments on any existing or future newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made. If we finance these payments by issuing debt or equity securities, we will increase the aggregate amount of interest or cash required to maintain our current level of quarterly distributions to unitholders prior to generating cash from the operation of the newbuilding.

To fund the remaining portion of existing or future capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay distributions to our unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our current level of quarterly distributions to unitholders, which could have a material adverse effect on our ability to make cash distributions.
Our substantial debt levels may limit our flexibility in obtaining additional financing, refinancing credit facilities upon maturity, pursuing other business opportunities and paying distributions.
As at December 31, 2017, our consolidated debt, obligations related to capital leases and advances from affiliates totaled $2.8 billion and we had the capacity to borrow an additional $189.4 million under our revolving credit facilities. These facilities may be used by us for general partnership purposes. If we obtain debt financing for existing newbuilding orders or we are awarded contracts for new LNG or LPG projects, our consolidated debt and obligations related to capital leases will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms, if at all;

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

Our ability to service our debt and obligations related to capital leases depends upon, among other things, our future financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness or obligations related to capital leases, we will be forced to take actions such as further reducing distributions, reducing, cancelling or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, seeking to restructure or refinance our debt, seeking additional debt or equity capital or seeking bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.
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
The operating and financial restrictions and covenants in our financing arrangements and any future financing agreements for us could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the arrangements may restrict our ability to:

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	make dividends or distributions when in default of the relevant loans;

•	make certain negative pledges and grant certain liens;

•	sell, transfer, assign or convey assets;

•	make certain investments; and

•	enter into new lines of business.

Some of our financing arrangements require us to maintain a minimum level of tangible net worth, to maintain certain ratios of vessel values as it relates to the relevant outstanding principal balance, a minimum level of aggregate liquidity, a maximum level of leverage and require certain of our subsidiaries to maintain restricted cash deposits. Please read "Item 5 – Operating and Financial Review and Prospects: Credit Facilities". Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion or all of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. This could lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. We might not have or be able to obtain sufficient funds to make these accelerated payments. In addition, our obligations under our existing credit facilities are secured by certain of our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Restrictions in our debt agreements may prevent us from paying distributions.

The payment of principal and interest on our debt and obligations related to capital leases reduces cash available for distribution on our units. In addition, our financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:

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

For instance, we have two LNG carriers currently on bareboat charter contracts with Awilco with original fixed contract terms ending in November 2017 and August 2018 with one-year extension options. Awilco has a purchase obligation under the charter contracts to repurchase each vessel from us at the end of their respective terms. In June 2017, we reached an agreement with Awilco to defer a portion of charter hire and extend the bareboat charter contracts and related purchase obligations on both vessels to December 2019. However, there is no assurance that Awilco will be able to generate enough operating cash flows or have the ability to raise enough equity to pay for the charter hire deferrals and associated purchase obligations for the two LNG carriers. Further, two of the six MALT LNG Carriers in the Teekay LNG-Marubeni Joint Venture, the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with YLNG, a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, the Teekay LNG-Marubeni Joint Venture agreed in December 2015 to defer a portion of the charter payments for the two LNG carriers from January 1, 2016 to December 31, 2016 and further deferrals were agreed with YLNG to extend the deferral period to the end of the short-term sub-charter contracts for the Marib Spirit and Arwa Spirit, which is currently anticipated to be in August 2018 and March 2019, respectively, unless the short-term sub-charter contracts are further extended in accordance with their terms. Should the LNG plant in Yemen resume operations, it is intended that YLNG will repay the deferred amounts in full, plus interest over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay the deferred amounts, and this deferral period may extend beyond 2018 and 2019 as it relates to the Marib Spirit and Arwa Spirit, respectively.

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

The loss of certain of our customers, time-charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to unitholders.
We depend on Teekay Corporation and certain of our joint venture partners to assist us in operating our business and competing in our markets.
Pursuant to certain services agreements between us and certain of our operating subsidiaries, on the one hand, and certain direct and indirect subsidiaries of Teekay Corporation and certain of our joint venture partners, on the other hand, the Teekay Corporation subsidiaries and certain of our joint venture partners provide to us various services including, in the case of operating subsidiaries, substantially all of their managerial, operational and administrative services (including vessel maintenance, crewing for some of our vessels, purchasing, shipyard supervision, insurance and financial services) and other technical and advisory services, and in the case of Teekay LNG Partners L.P., various administrative services. Our operational success and ability to execute our growth strategy depend significantly upon Teekay Corporation’s and certain of our joint venture partners’ satisfactory performance of these services. Our business will be harmed if Teekay Corporation or certain of our joint venture partners fail to perform these services satisfactorily or if Teekay Corporation or certain of our joint venture partners stop providing these services to us.

Our ability to compete for the transportation requirements of LNG and oil projects and to enter into new time-charters and expand our customer relationships depends largely on our ability to leverage our relationship with Teekay Corporation and its reputation and relationships in the shipping industry. Our ability to compete for the transportation requirement of LPG projects and to enter into new charters and expand our customer relationships depends largely on our ability to leverage our relationship with one of our joint venture partners and its reputation and relationships in the shipping industry. If Teekay Corporation or certain of our joint venture partners suffer material damage to its reputation or relationships it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with our employees and suppliers.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to unitholders.

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
Global crude oil prices have significantly declined since mid-2014. The significant decline in oil prices has also contributed to depressed natural gas prices. Significant declines in natural gas or oil prices may adversely affect our business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

•
a reduction in exploration for or development of new natural gas reserves or projects, or the delay or cancelation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;

•
a reduction in both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil;

•
lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or upon the initial chartering of vessels, or which may result in extended periods of our vessels being idle between contracts;

•	customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration, or seeking to negotiate cancelable contracts;

•	the inability or refusal of customers to make charter payments to us or to our joint ventures, due to financial constraints or otherwise; or

•	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.
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
Demand for our vessels and services in transporting oil depends upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on our conventional tankers business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, including competition from alternative energy sources. Past slowdowns of the U.S. and world economies have resulted in reduced consumption of oil products and decreased demand for vessels and services, which reduced vessel earnings. Additional slowdowns could have similar effects on our operating results.
Changes in the LPG markets could result in decreased demand for our LPG vessels operating in the spot market.
We have several LPG carriers that operate in the LPG spot market and are either owned by us or owned or chartered-in by Exmar LPG BVBA (or the Exmar LPG Joint Venture), a joint venture entity formed pursuant to a joint venture agreement made in February 2013 between us and Belgium-based Exmar to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. The charters in the spot market operate for short durations and are priced on a current, or “spot,” market rate. The LPG spot market is highly volatile and fluctuates based upon the many conditions and events that affect the price, production and transport of LPG, including competition from alternative energy sources and negative global or regional economic or political conditions. Any adverse changes in the LPG markets may impact our ability to enter into economically beneficial charters when our LPG carriers complete their existing short-term charters in the LPG spot market, which may reduce vessel earnings and impact our operating results.
Future adverse economic conditions, including disruptions in the global credit markets, could adversely affect our business, financial condition, and results of operations.
Economic downturns and financial crises in the global markets could produce illiquidity in the capital markets, market volatility, increased exposure to interest rate and credit risks and reduced access to capital markets. If global financial markets and economic conditions significantly deteriorate in the future, we may face restricted access to the capital markets or bank lending, which may make it more difficult and costly to fund future growth. Decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.
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

If the LNG supply chain is disrupted or does not continue to grow, or if a significant LNG explosion, spill or similar incident occurs, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to unitholders.
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

We compete for providing marine transportation services for potential energy projects with a number of experienced companies, including state-sponsored entities and major energy companies affiliated with the energy project requiring energy shipping services. Many of these competitors have significantly greater financial resources than we do or Teekay Corporation does. We anticipate that an increasing number of marine transportation companies – including many with strong reputations and extensive resources and experience – will enter the energy transportation sector. This increased competition may cause greater price competition for time-charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to unitholders.
Delays in deliveries of newbuildings, or in conversions or upgrades of existing vessels, or construction of LNG receiving and regasification terminals could harm our operating results and lead to the termination of related contracts.

As at April 1, 2018, we had a total of 14 newbuilding vessels under construction and an LNG receiving and regasification terminal under construction. The delivery of newbuildings or vessel conversions or upgrades or construction of receiving and regasification terminals we may order or undertake or otherwise acquire, could be delayed, which would delay our receipt of revenues under the contracts for these assets. In addition, under some of our charters if delivery of a vessel to our customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double, the hire rate during the delay. For prolonged delays, the customer may terminate the time-charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

Our receipt of newbuildings or of vessel conversions or upgrades, or completion of the construction of LNG receiving and regasification terminals could be delayed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard or construction site;

•	bankruptcy or other financial crisis of the builder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances where our vessels or terminals are being or may be built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to finance the purchase or construction of the vessels or terminals; or

•	our inability to obtain requisite permits or approvals.

If delivery of a vessel or the completion of an LNG receiving and regasification terminal is materially delayed, it could adversely affect our results or operations and financial condition and our ability to make cash distributions to unitholders.
We may be unable to charter or recharter vessels at attractive rates, which may lead to reduced revenues and profitability.
Our ability to charter or recharter our LNG and LPG carriers upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters depend upon, among other things, the then current states of the LNG and LPG carrier markets. As of December 31, 2017, we had 14 vessels in our liquefied gas operating fleet that were unchartered or trading in the spot market, three unchartered newbuilding vessels under construction, and we had 10 and four vessels with charters scheduled to expire in 2018 and 2019, respectively, excluding extension options. If charter rates are low when existing time charters expire, we may be required to recharter our vessels at reduced rates or even possibly at a rate whereby we incur a loss, which would harm our results of operations. Alternatively, we may determine to leave such vessels off-charter. The size of the current orderbooks for LNG carriers and LPG carriers is expected to result in the increase in the size of the world LNG and LPG fleets over the next few years. An over-supply of vessel capacity, combined with stability or any decline in the demand for LNG or LPG carriers, may result in a reduction of charter hire rates.
We may have more difficulty entering into long-term, fixed-rate LNG time-charters if the active short-term, medium-term or spot LNG shipping markets continue to develop.
LNG shipping historically has been transacted with long-term, fixed-rate time-charters, usually with terms ranging from 20 to 25 years. One of our principal strategies is to enter into additional long-term, fixed-rate LNG time-charters. In recent years, the amount of LNG traded on a spot and short-term basis (defined as contracts with a duration of 4 years or less) has been increasing. In 2016, spot and short-term trades accounted for approximately 28% of global LNG trade.

If the active spot, short-term or medium-term markets continue to develop, we may have increased difficulty entering into long-term, fixed-rate time-charters for our LNG carriers and, as a result, our cash flow may decrease and be less stable. In addition, an active short-term, medium-term or spot LNG market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed.
Over time, vessel values may fluctuate substantially, which could adversely affect our operating results.
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
We have recognized vessel write-downs in the past and we may recognize additional write-downs in the future, which will reduce our earnings and net assets.
If we determine at any time that a vessel’s value has been impaired, we may need to recognize an impairment charge that will reduce our earnings and net assets. We review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the estimated undiscounted future cash flows the asset is expected to generate over its remaining useful life.

A reduction in our net assets could result in a breach of certain financial covenants contained in our credit agreements, which could limit our ability to borrow additional funds under our credit facilities or require us to repay outstanding amounts. This could harm our business, results of operations, financial condition, ability to raise capital or ability to pay distributions.

For the write-downs that occurred during 2017, please read "Item 5 – Operating and Financial Review and Prospects: Management's Discussion and Analysis of Financial Condition and Results of Operations - Year Ended December 31, 2017 versus Year Ended December 31, 2016" and "Item 18 – Financial Statements: Note 18 – Write-Down and Loss on Sales of Vessels."
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
We may be unable to perform as per specifications on our MEGI engine designs and other equipment.
We are investing in technology upgrades such as MEGI twin engines and other equipment for certain LNG carrier newbuildings. These new engine designs and other equipment may not perform to expectations which may result in performance issues or claims based on failure to achieve specification included in charter party agreements.
We or our joint venture partners may be unable to deliver or operate a floating store unit (or FSU) or a LNG receiving and regasification terminal.
We are modifying one of our LNG carrier newbuildings into a FSU to service a LNG regasification and receiving terminal in Bahrain in which we will have a 30% ownership interest (please read “Item 18 – Financial Statements: Note 6a (i) – Equity-Accounted Investments”). We may be unable to operate the FSU efficiently, which may result in performance issues or claims based on charter party agreements. In addition, we or our joint venture partners may be unable to operate a LNG receiving and regasification terminal properly, which could reduce the expected output of this terminal. As a result, our business, results of operations and financial condition could be harmed.
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
Adverse effects upon the oil and gas industry relating to climate change may also adversely affect demand for our services. Although we do not expect that demand for oil and gas will lessen dramatically over the short term, in the long-term, climate change may reduce the demand for oil and gas or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-

term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.
We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.
Our growth strategy includes selectively acquiring existing LNG and LPG carriers or LNG and LPG shipping businesses. Historically, there have been very few purchases of existing vessels and businesses in the LNG and LPG shipping industries. Factors that may contribute to a limited number of acquisition opportunities in the LNG and LPG shipping industries in the near term include the relatively small number of independent LNG and LPG fleet owners and the limited number of LNG and LPG carriers not subject to existing long-term charter contracts. In addition, competition from other companies could reduce our acquisition opportunities or cause us to pay higher prices.

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
Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather or natural disasters;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	piracy;

•	cyber attack;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage;

•	delays in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.
Any of these results could have a material adverse effect on our business, financial condition and operating results. In addition, any damage to, or environmental contamination involving, oil production facilities serviced by our vessels could result in the suspension or curtailment of operations by our customer, which would in turn result in loss of revenues.

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

Two vessels owned by the Teekay LNG-Marubeni Joint Venture, the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with YLNG, a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, the Teekay LNG-Marubeni Joint Venture agreed in December 2015 to defer a portion of the charter payments for the two LNG carriers from January 1, 2016 to December 31, 2016 and further deferrals were agreed with YLNG to extend the deferral period to the end of the short-term sub-charter contracts for the Marib Spirit and Arwa Spirit, which is currently anticipated to be in August 2018 and March 2019, respectively, unless the short-term sub-charter contracts are further extended in accordance with their terms. Should the LNG plant in Yemen resume operations, it is intended that YLNG will repay the deferred amounts in full, plus interest over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay the deferred amounts, and this deferral period may extend beyond 2018 and 2019 as it relates to the Marib Spirit and Arwa Spirit, respectively. Our proportionate share of the impact of the charter payment deferral for 2017 compared to 2016 was a reduction to equity income of $5.5 million. Our proportionate share of the estimated impact of the charter payment deferral for 2018 compared to original charter rates earned prior to January 1, 2016 is estimated to be a reduction to equity income ranging from $4 million to $5 million per quarter, depending on any sub-chartering employment opportunities for the Marib Spirit and Arwa Spirit in 2018.
Terrorist attacks, piracy, increased hostilities, political change or war could lead to further economic instability, increased costs and disruption of our business.
Terrorist attacks, piracy, the current conflicts in the Middle East, West Africa (Nigeria), Libya and elsewhere, and political change, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East, especially among Qatar, Saudi Arabia, UAE, Yemen and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, or elsewhere, which may contribute to economic instability and disruption of LNG, LPG and oil production and distribution, which could result in reduced demand for our services or impact on our operations and or our ability to conduct business.

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

Terrorist attacks, or the perception that LNG or LPG facilities and carriers are potential terrorist targets, could materially and adversely affect expansion of LNG and LPG infrastructure and the continued supply of LNG and LPG to the United States and other countries. Concern that LNG or LPG facilities may be targeted for attack by terrorists, as well as environmental concerns, has contributed to significant community resistance to the construction of a number of LNG or LPG facilities, primarily in North America. If a terrorist incident involving a LNG or LPG facility or LNG or LPG carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect construction of additional LNG or LPG facilities in the United States and other countries or lead to the temporary or permanent closing of various LNG or LPG facilities currently in operation.
Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea and the Indian Ocean off the coast of Somalia. While there continues to be a significant risk of piracy in the Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa and a resurgent piracy risk in the Straits of Malacca and surrounding waters. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board armed security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
A cyber-attack could materially disrupt our business
We rely on information technology systems and networks in our operations and the administration of our business. Cyber-attacks have increased in number and sophistication in recent years. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations.
The ARC7 LNG carrier newbuildings for the Yamal LNG Project are customized vessels and our financial condition, results of operations and ability to make distributions on our units could be substantially affected if the Yamal LNG Project is not completed.
On July 9, 2014, we entered into a 50/50 joint venture with China LNG (or the Yamal LNG Joint Venture) and ordered six internationally-flagged icebreaker LNG carriers for a project located on the Yamal Peninsula in Northern Russia (or the Yamal LNG Project), one of which newbuilding carriers delivered in January 2018. The Yamal LNG Project is a joint venture between Russia-based Novatek OAO (50.1%), France-based Total S.A. (20%), China-based China National Petroleum Corporation (20%) and Silk Road Fund (9.9%).

The five remaining ARC7 LNG carrier newbuildings ordered by the Yamal LNG Joint Venture, which are scheduled for delivery between the remainder of 2018 and 2020, are being specifically built for the Arctic requirements of the Yamal LNG Project and will have limited redeployment opportunities to operate as conventional trading LNG carriers if the project is abandoned or cancelled. If the project is abandoned or cancelled or not completed for any reason, either before or after commencement of operations, the Yamal LNG Joint Venture may be unable to reach an agreement with the shipyard allowing for the termination of the shipbuilding contracts (since no such optional termination right exists under these contracts), change the vessel specifications to reflect those applicable to more conventional LNG carriers and which do not incorporate ice-breaking capabilities, or find suitable alternative employment for the newbuilding vessels on a long-term basis with other LNG projects or otherwise.

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

If the project is not completed or is abandoned, proceeds if any, received from limited Yamal LNG project sponsor guarantees and potential alternative employment, if any, of the vessels and from potential sales of components and scrapping of the vessels likely would fall substantially short of the cost of the vessels to the Yamal LNG Joint Venture. Any such shortfall could have a material adverse effect on our financial condition, results of operations and ability to make distributions to unitholders.
Sanctions against key participants in the Yamal LNG Project could impede completion or performance of the Yamal LNG Project, which could have a material adverse effect on us.

The U.S. Treasury Department’s Office of Foreign Assets Control (or OFAC) placed Russia-based Novatek OAO (or Novatek), a 50.1% owner of the Yamal LNG Project, on the Sectoral Sanctions Identifications List. OFAC also previously imposed sanctions on an investor in Novatek and these sanctions also remain in effect. Effective as of November 2017, the restrictions on Novatek prohibit U.S. persons (and their subsidiaries) from participating in debt financing transactions of greater than 60 days maturity with Novatek and, by virtue of Novatek’s 50.1% ownership interest, the Yamal LNG Project. The European Union also imposed certain sanctions on Russia. These sanctions require a European Union license or authorization before a party can provide certain technologies or technical assistance, financing, financial assistance, or brokering with regard to these technologies. However, the technologies being currently sanctioned by the EU appear to focus on oil exploration projects, not gas projects. In addition, OFAC and other governments or organizations may impose additional sanctions on Novatek, the Yamal LNG Project or other project participants, which may further hinder the ability of the Yamal LNG Project to receive necessary financing. Although we believe that we are in compliance with all applicable sanctions laws and regulations, and intend to maintain such compliance, the scope of these sanctions laws may be subject to change. Future sanctions may prohibit the Yamal LNG Joint Venture from performing under its contracts with the Yamal LNG Project, which could have a material adverse effect on our financial condition, results of operations and ability to make distributions on our units.
Failure of the Yamal LNG Project to achieve expected results could lead to a default under the time-charter contracts by the charter party.
The charter party under the Yamal LNG Joint Venture’s time-charter contracts for the Yamal LNG Project is Yamal Trade Pte. Ltd., a wholly-owned subsidiary of Yamal LNG, the project’s sponsor. If the Yamal LNG Project does not achieve expected results, the risk of charter party default may increase. Any such default could adversely affect our results of operations and ability to make distributions on our units. If the charter party defaults on the time-charter contracts, we may be unable to redeploy the vessels under other time-charter contracts or may be forced to scrap the vessels.

We assume credit risk by entering into agreements with unrated entities.
Some of our vessels are chartered to unrated entities and some of these unrated entities will use revenue generated from the sale of the shipped gas to pay their shipping and other operating expenses, including the charter fees. The price of the gas may be subject to market fluctuations and the LNG supply may be curtailed by start-up delays and stoppages. If the revenue generated by the charterer is insufficient to pay the charter fees, we may be unable to realize the expected economic benefit from these charter agreements. In addition, some of our financing related to certain of our LNG carrier newbuildings are with unrated entities. Any inability of these entities to meet their obligations under the financing arrangements, could have an adverse effect on our liquidity and potentially delay the deliveries of certain of our LNG carrier newbuildings.

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

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. For further information about regulations affecting our business and related requirements on us, please read “Item 4 – Information on the Partnership: B. Operations - Regulations.”

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.
We are paid in Euros under some of our charters, and certain of our vessel operating expenses and general and administrative expenses currently are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also make payments under two Euro-denominated term loans. If the amount of our Euro-denominated obligations exceeds our Euro-denominated revenues, we must convert other currencies, primarily the U.S. Dollar, into Euros. An increase in the strength of the Euro relative to the U.S. Dollar would require us to convert more U.S. Dollars to Euros to satisfy those obligations, which would cause us to have less cash available for distribution to unitholders. In addition, if we do not have sufficient U.S. Dollars, we may be required to convert Euros into U.S. Dollars for distributions to unitholders. An increase in the strength of the U.S. Dollar relative to the Euro could cause us to have less cash available for distribution in this circumstance. We have not entered into currency swaps or forward contracts or similar derivatives to mitigate this risk.

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to the Euro and Norwegian Kroner also result in fluctuations in our reported revenues and earnings. In addition, under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, advances from affiliates and long-term debt, are revalued and reported based on the prevailing exchange rate at the end of the period. This revaluation historically has caused us to report significant unrealized foreign currency exchange gains or losses each period. The primary source for these gains and losses is our Euro-denominated term loans and our Norwegian Kroner-denominated (or NOK) bonds. We incur interest expense on our NOK bonds and we have entered into cross-currency swaps to economically hedge the foreign exchange risk on the principal and interest payments of our NOK bonds. If the Norwegian Kroner depreciates relative to the U.S. Dollar beyond a certain threshold, we are required to place cash collateral with our swap providers.
Exposure to interest rate fluctuations will result in fluctuations in our cash flows and operating results.
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. In accordance with our risk management policy, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

In addition, we are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. For further information about our financial instruments at December 31, 2017, that are sensitive to changes in interest rates, please read "Item 11 – Quantitative and Qualitative Disclosures About Market Risk."
Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt our operations and adversely affect our cash flows.
A significant portion of our seafarers, and the seafarers employed by Teekay Corporation and its other affiliates that crew some of our vessels, are employed under collective bargaining agreements. While some of our labor agreements have recently been renewed, crew compensation levels under future collective bargaining agreements may exceed existing compensation levels, which would adversely affect our results of operations and cash flows. We may be subject to labor disruptions in the future if our relationships deteriorate with our seafarers or the unions that represent them. Our collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to unitholders.
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
We rely exclusively on the cash flow generated from our LNG and LPG carriers and conventional oil tankers that operate in the LNG, LPG and oil marine transportation businesses. Due to our lack of diversification, an adverse development in the LNG, LPG or oil shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.
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

•	acquire up to a 9.9% equity ownership, voting or profit participation interest in any publicly traded company that owns or operates LNG carriers; and

•	provide ship management services relating to LNG carriers.

If there is a change of control of Teekay Corporation or Teekay Offshore, the non-competition provisions of the omnibus agreement may terminate, which termination could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to unitholders.
Our General Partner and its other affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to those of unitholders.
Teekay Corporation, which owns and controls our General Partner, indirectly owns our 2% general partner interest and as at December 31, 2017 owned 31.7% of our common units. The directors and officers of our General Partner have a fiduciary duty to manage our General Partner in a manner beneficial to Teekay Corporation. Furthermore, certain directors and officers of our General Partner are directors or officers of affiliates of our General Partner. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our General Partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our General Partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•
neither our partnership agreement nor any other agreement requires our General Partner or Teekay Corporation to pursue a business strategy that favors us or utilizes our assets, and Teekay Corporation’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of Teekay Corporation, which may be contrary to our interests;

•	executive officers of Teekay Gas Group Ltd., our recently formed subsidiary, and two of the directors of our General Partner also currently serve as officers or directors of Teekay Corporation;

•
our General Partner is allowed to take into account the interests of parties other than us, such as Teekay Corporation, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•
our General Partner has limited its liability and restricted its fiduciary duties under the laws of the Republic of the Marshall Islands, while also restricting the remedies available to our unitholders, and as a result of purchasing units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our General Partner, all as set forth in our partnership agreement;

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
Our General Partner has limited fiduciary duties to manage our business in a manner beneficial to us and our partners. Our General Partner has a Corporate Secretary but does not have a Chief Executive Officer or a Chief Financial Officer. The Corporate Secretary and the non-independent director of our General Partner also serve as officers of Teekay Corporation and/or other affiliates of Teekay Corporation. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay Corporation or its other affiliates, on one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders.
Certain of our lease arrangements contain provisions whereby we have provided a tax indemnification to third parties, which may result in increased lease payments or termination of favorable lease arrangements.
We and certain of our joint ventures are party and were party to lease arrangements whereby the lessor could claim tax depreciation on the capital expenditures it incurred to acquire these vessels subject to the lease arrangements. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect or there is a change in the applicable tax legislation or the interpretation thereof by the United Kingdom (or UK) taxing authority (or HMRC), the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. Under the capital lease arrangements, we do not have the ability to pass these increased rentals onto our charter party. However, the terms of the lease arrangements enable us and our joint venture partner to jointly terminate the lease arrangement on a voluntary basis at any time. In the event of an early termination of the lease arrangements, the joint venture is obliged to pay termination sums to the lessor sufficient to repay its investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of tax depreciation, if any.

We own a 70% interest in Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), which was the lessee under three separate 30-year capital lease arrangements with a third party for three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leasing arrangements for the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain the lessor’s agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date and as at December 31, 2017, the Teekay Nakilat Joint Venture’s carrying amount of this estimated tax indemnification guarantee was $12.7 million (December 31, 2016 – $13.3 million).  Additionally, as at December 31, 2017, the Teekay Nakilat Joint Venture had $7.0 million (December 31, 2016 – $6.8 million) on deposit with the lessor as security against any future claims.

The HMRC has been challenging the use of similar lease structures in the UK courts. One of those challenges was eventually decided in favor of HMRC (Lloyds Bank Equipment Leasing No. 1 or LEL1), with the lessor and lessee choosing not to appeal further. The LEL1 tax case concluded that capital allowances were not available to the lessor. On the basis of this conclusion, HMRC is now asking lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to their lessor. The Teekay Nakilat Joint Venture does not accept this contention and has informed HMRC of this position. It is not known at this time whether the Teekay Nakilat Joint Venture would eventually prevail in court. If the former lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, our 70% share of the Teekay Nakilat Joint Venture's potential exposure is estimated to be approximately $44 million. Such estimate is primarily based on information received from the lessor.

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
For financial or strategic reasons, we conduct a portion of our business through joint ventures. Generally, we are obligated to provide proportionate financial support for the joint ventures although our control of the business entity may be substantially limited. Due to this limited control, we generally have less flexibility to pursue our own objectives through joint ventures or to access available cash of the joint ventures than we would with our own subsidiaries. There is no assurance that our joint venture partners will continue their relationships with us in the future or that we will be able to achieve our financial or strategic objectives relating to the joint ventures and the markets in which they operate. In addition, our joint venture partners may have business objectives that are inconsistent with ours, experience financial and other difficulties that may affect the success of the joint venture, or be unable or unwilling to fulfill their obligations under the joint ventures, which may affect our financial condition or results of operations.
TAX RISKS
In addition to the following risk factors, you should read “Item 10. Additional Information — Taxation” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our units.

United States unitholders will be required to pay U.S. taxes on their share of our income even if they do not receive any cash distributions from us.
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
Because distributions may reduce a common unitholder’s tax basis in our common units, common unitholders may realize greater gain on the disposition of their common units than they otherwise may expect, and common unitholders may have a tax gain even if the price they receive is less than their original cost.
If common unitholders sell their common units, they will recognize gain or loss for U.S. federal income tax purposes that is equal to the difference between the amount realized and their tax basis in those common units. Prior distributions in excess of the total net taxable income allocated decrease a common unitholder’s tax basis and will, in effect, become taxable income if common units are sold at a price greater than their tax basis, even if the price received is less than the original cost. Assuming we are not treated as a corporation for U.S. federal income tax purposes, a substantial portion of the amount realized on a sale of common units, whether or not representing gain, may be ordinary income.
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

•	Common unitholders may recognize income or gain on any change in our status from a partnership to a corporation that occurs while they hold common units.

•
We would not be permitted to adjust the tax basis of a secondary market purchaser in our assets under Section 743(b) of the Internal Revenue Code of 1986, as amended (or the Code). As a result, a person who purchases common units from a common unitholder in the secondary market may realize materially more taxable income each year with respect to the units. This could reduce the value of common unitholders’ common units.

•	Common unitholders would not be entitled to claim any credit against their U.S. federal income tax liability for non-U.S. income tax liabilities incurred by us.

•
As to the U.S. source portion of our income attributable to transportation that begins or ends (but not both) in the United States, we will be subject to U.S. tax on such income on a gross basis (that is, without any allowance for deductions) at a rate of 4%. The imposition of this tax would have a negative effect on our business and would result in decreased cash available for distribution to common unitholders. As to any net income that is effectively connected with a U.S. trade or business, we would be subject to tax on that net income at the corporate tax rate of 21%, plus branch profits tax on our net earnings after corporate tax of 30%. The imposition of this tax would have a negative effect on our business and would result in decreased cash available for distribution to common unitholders.

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
The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of Congress propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. Further, final Treasury Regulations were issued early last year interpreting the scope of activities that generate qualifying income under Section 7704 of the Code. We believe that the income we currently treat as qualifying income satisfies the requirements for qualifying income under the final regulations. However, in furtherance of Executive Orders issued by the current administration, the U.S. Treasury Department has initiated a comprehensive review of all tax regulations. Should the final regulations be withdrawn or otherwise deemed inapplicable, we would need to rely on other guidance to determine if we satisfy the qualifying income exception, including the ruling that we received from the Internal Revenue Service (or the IRS) in connection with our initial public offering that the income we derive from transporting LNG and crude oil pursuant to time charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704, which ruling may under certain circumstances be revoked or modified by the IRS retroactively. Furthermore, there could be some uncertainty as to whether we would be classified as a partnership for

U.S. federal income tax purposes. Any modification to the U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible for us to meet the exception for certain publicly traded partnerships to be treated as partnerships for U.S. federal income tax purposes. We are unable to predict whether any of these changes or other proposals will ultimately be enacted. Any such changes could negatively impact the amount of cash available for distribution to our unitholders and the value of an investment in our units.
If the IRS contests the U.S. federal income tax positions we take, the value of our units could be adversely affected and the costs of any such contest will reduce cash available for distribution to unitholders. The procedures for assessing and collecting taxes due with respect to partnerships for taxable years beginning after December 31, 2017, have been altered in a manner that could substantially reduce cash available for distribution to unitholders.
The IRS may contest the U.S. federal income tax positions we take and there is no assurance that our tax positions would be sustained by a court. Any contest with the IRS may materially and adversely affect the value of our units. In addition, the costs of any contest with the IRS will be borne by us reducing the cash available for distribution to our unitholders.

The procedures for auditing large partnerships and for assessing and collecting taxes due (including applicable penalties and interest) with respect to taxable years beginning after December 31, 2017 as a result of a partnership audit have been changed. Unless we are eligible to (and choose to) elect to issue revised Schedules K-1 to our partners with respect to an audited and adjusted return, the IRS may assess and collect taxes (including any applicable penalties and interest) directly from us in the year in which the audit is completed under the new rules. If we are required to pay taxes, penalties and interest as the result of audit adjustments, cash available for distribution to our unitholders may be substantially reduced. In addition, because payment would be due for the taxable year in which the audit is completed, unitholders during that taxable year would bear the expense of the adjustment even if they were not unitholders during the audited taxable year.
The IRS may challenge the manner in which we prorate our items of income, gain, loss and deduction between transferors and transferees of our common units and, if successful, we may be required to change the allocation of items of income, gain, loss and deduction among our common unitholders.
We generally prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our common units on the first business day of each month, instead of on the basis of the date a particular unit is transferred. Treasury Regulations allow a similar monthly simplifying convention starting with our taxable years beginning January 1, 2016. However, such regulations do not specifically authorize all aspects of the proration method we have adopted. If the IRS were to challenge our proration method, we may be required to change the allocation of items of income, gain, loss and deduction among our common unitholders.
U.S. tax-exempt entities and non-U.S. persons face unique U.S. tax issues from owning units that may result in adverse U.S. tax consequences to them.
Investments in units by U.S. tax-exempt entities, including individual retirement accounts (known as IRAs), other retirement plans and non-U.S. persons raise issues unique to them. Assuming we are classified as a partnership for U.S. federal income tax purposes, virtually all of our income allocated to organizations exempt from U.S. federal income tax will be unrelated business taxable income and generally will be subject to U.S. federal income tax. In addition, non-U.S. persons may be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross income attributable to transportation that begins or ends (but not both) in the United States, or distributions to them may be reduced on account of withholding of U.S. federal income tax by us in the event we are treated as having a fixed place of business in the United States or otherwise earn U.S. effectively connected income, unless an exemption applies and they file U.S. federal income tax returns to claim such exemption. Furthermore, the U.S. federal income tax consequences to U.S. tax-exempt entities and non-U.S. persons with respect to an investment in our preferred units is uncertain. Please read "Item 10 — Additional Information: Taxation — United States Tax Consequences — Tax-Exempt Organizations and Non-U.S. Investors."
Teekay Corporation owns less than 50% of our outstanding equity interests, which could cause certain of our subsidiaries and us to be subject to additional tax.
Certain of our subsidiaries are and have been classified as corporations for U.S. federal income tax purposes. As such, these subsidiaries would be subject to U.S. federal income tax on the U.S. source portion of our income attributable to transportation that begins or ends (but not both) in the United States if they fail to qualify for an exemption from U.S. federal income tax (the Section 883 Exemption). Teekay Corporation indirectly owns less than 50% of certain of our subsidiaries’ and our outstanding equity interests. Consequently, we expect these subsidiaries failed to qualify for the Section 883 Exemption in 2016 and that Teekay LNG Holdco L.L.C., our sole remaining regarded corporate subsidiary as of January 1, 2016, failed to qualify for the Section 883 Exemption in 2016 and will fail to so qualify in 2017 and subsequent tax years. Any resulting imposition of U.S. federal income taxes will result in decreased cash available for distribution to unitholders. Please read “Item 10 – Additional Information: Taxation – United States Tax Consequences –Taxation of Our Subsidiary Corporations.”

In addition, if we are not treated as a partnership for U.S. federal income tax purposes, we expect that we also would fail to qualify for the Section 883 Exemption and that any resulting imposition of U.S. federal income taxes would result in decreased cash available for distribution to unitholders.

The IRS may challenge the manner in which we value our assets in determining the amount of income, gain, loss and deduction allocable to the common unitholders and to the General Partner and certain other tax positions, which could adversely affect the value of the common units.
A unitholder’s taxable income or loss with respect to a common unit each year will depend upon a number of factors, including the nature and fair market value of our assets at the time the holder acquired the common unit, whether we issue additional units or whether we engage in certain other transactions, and the manner in which our items of income, gain, loss and deduction are allocated among our partners. For this purpose, we determine the value of our assets and the relative amounts of our items of income, gain, loss and deduction allocable to our common unitholders and our General Partner as holder of the incentive distribution rights by reference to the value of our interests, including the incentive distribution rights. The IRS may challenge any valuation determinations that we make, particularly as to the incentive distribution rights, for which there is no public market. In addition, the IRS could challenge certain other aspects of the manner in which we determine the relative allocations made to our common unitholders and to the General Partner as holder of our incentive distribution rights. A successful IRS challenge to our valuation or allocation methods could increase the amount of net taxable income and gain realized by a common unitholder with respect to a common unit. The IRS could also challenge certain other tax positions that we have taken, including our position that certain of our subsidiaries that have been classified as corporations for U.S. federal income tax purposes in past years are not PFICs for federal income tax purposes. Any such IRS challenges, whether or not successful, could adversely affect the value of our common units.
Unitholders may be subject to income tax in one or more non-U.S. countries, including Canada, as a result of owning our units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require unitholders to file a tax return with, and pay taxes to, those countries. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for distribution to unitholders.
Unitholders may be subject to tax in one or more countries, including Canada, as a result of owning our units if, under the laws of any such country, we are considered to be carrying on business there. If unitholders are subject to tax in any such country, unitholders may be required to file a tax return with, and pay taxes to, that country based on their allocable share of our income. We may be required to reduce distributions to unitholders on account of any withholding obligations imposed upon us by that country in respect of such allocation to unitholders. The United States may not allow a tax credit for any foreign income taxes that unitholders directly or indirectly incur. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for unitholders.

Item 4.Information on the Partnership

A.	Overview, History and Development
Overview and History
Teekay LNG Partners L.P. is an international provider of marine transportation services for LNG, LPG and crude oil. We were formed in 2004 by Teekay Corporation (NYSE: TK), a portfolio manager of marine services to the global oil and natural gas industries, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate charters. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited, including entering into the LNG receiving and regasification terminal business. We view our conventional tanker fleet primarily as a source of stable cash flow as we seek to continue to expand our LNG and LPG operations.

Please see “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2017 and Early 2018.”

As of December 31, 2017, our fleet, excluding newbuildings, consisted of 35 LNG carriers (including the six MALT LNG Carriers, four RasGas 3 LNG Carriers, four Angola LNG Carriers, one Pan Union LNG Carrier, and two Exmar LNG Carriers that are all accounted for under the equity method), 27 LPG carriers (including the 20 Exmar LPG Carriers that are accounted for under the equity method), four Suezmax-class crude oil tankers, and one Handymax product tanker, all of which are double-hulled. Our fleet is relatively young and has an average age of approximately eight years for our LNG carriers, approximately nine years for our LPG carriers and approximately 13 years for our conventional tankers (Suezmax and Handymax), compared to world averages of 11, 15 and 10 years, respectively, as of December 31, 2017. As at December 31, 2017, we had 15 LNG carrier newbuildings scheduled for delivery between 2018 and 2020, three LPG carrier newbuildings scheduled for delivery during 2018 and one LNG receiving and regasification terminal under construction scheduled for completion in 2019.

Our fleets of LNG and LPG carriers (excluding newbuildings but including equity-accounted vessels) currently have approximately 5.6 million and 0.8 million cubic meters of total capacity, respectively. The aggregate capacity of our conventional tanker fleet is approximately 0.7 million deadweight tonnes (or dwt).

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

Our vessels and our regasification terminal under construction in Bahrain primarily operate under fixed-rate contracts with major energy and utility companies. As of December 31, 2017, the average remaining term for these contracts, including assets under construction, is approximately 12 years for our LNG carriers and regasification terminal, approximately two years for our LPG carriers and approximately half a year for our conventional tankers (Suezmax and Handymax), subject, in certain circumstances, to termination or vessel purchase rights.

“Hire” rate refers to the basic payment from the customer for the use of a vessel. Hire is payable monthly, in advance, in U.S. Dollars or Euros, as specified in the charter. The hire rate generally includes two components – a capital cost component and an operating expense component. The capital cost component typically approximates the amount we are required to pay under vessel financing obligations and, for two of our conventional tankers, adjusts for changes in the floating interest rates relating to the underlying vessel financing. The operating expense component, which adjusts annually for inflation, is intended to compensate us for vessel operating expenses. In addition, we may receive additional revenues beyond the fixed hire rate when current market rates exceed specified amounts under our time-charter contracts for two of our Suezmax tankers.

Hire payments may be reduced or, under some charters, we must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount.

When a vessel is “off-hire” – or not available for service – the customer generally is not required to pay the hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time-charter. A vessel will typically be deemed to be off-hire if it is in dry dock unless our contract specifies drydocking is not considered off-hire. We must periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. In addition, a vessel generally will be deemed off-hire if there is a loss of time due to, among other things: operational deficiencies; equipment breakdowns; delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.
Liquefied Gas Segment
LNG Carriers
The LNG carriers in our liquefied gas segment compete in the LNG market. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time and the charter rate is payable to the owner on a monthly basis. LNG shipping historically has been transacted with long-term, fixed-rate time-charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Most shipping requirements for new LNG projects continue to be provided on a long-term basis, though the levels of spot voyages (typically consisting of a single voyage), short-term time-charters and medium-term time-charters have grown in the past few years. The amount of LNG traded on a spot and short-term basis (defined as contracts with a duration of 4 years or less) has increased from approximately 19% of total LNG trade in 2010 to approximately 28% in 2016.

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

LNG carriers transport LNG internationally between liquefaction facilities and import terminals. After natural gas is transported by pipeline from production fields to a liquefaction facility, it is supercooled to a temperature of approximately negative 260 degrees Fahrenheit. This process reduces its volume to approximately 1/600th of its volume in a gaseous state. The reduced volume facilitates economical storage and transportation by ship over long distances, enabling countries with limited natural gas reserves or limited access to long-distance transmission pipelines to import natural gas. LNG carriers include a sophisticated containment system that holds the LNG and provides insulation to reduce the amount of LNG that boils off naturally. The natural boil off is either used as fuel to power the engines on the ship or it can be reliquefied and put back into the tanks. LNG is transported overseas in specially built tanks in double-hulled ships to a receiving terminal, where it is offloaded and stored in insulated tanks. In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state (or regasified) and then shipped by pipeline for distribution to natural gas customers.

With the exception of the Arctic Spirit and Polar Spirit, which are the only two ships in the world that utilize the Ishikawajima Harima Heavy Industries Self Supporting Prismatic Tank IMO Type B (or IHI SPB) independent tank technology, our fleet makes use of one of the Gaz Transport and Technigaz (or GTT) membrane containment systems. The GTT membrane systems are used in the majority of LNG tankers now being constructed. New LNG carriers generally have an expected lifespan of approximately 35 to 40 years. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31,

2017, our LNG carriers, excluding newbuilding vessels but including equity-accounted vessels, had an average age of approximately eight years, compared to the world LNG carrier fleet average age of approximately 11 years. In addition, as at that date, there were approximately 502 vessels in the world LNG fleet and approximately 119 additional LNG carriers under construction or on order for delivery through 2020.

The following table provides additional information about our LNG carriers in our operating fleet as of December 31, 2017.

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
	(cubic meters)
Operating LNG carriers:
Consolidated
Hispania Spirit	137,814	2002	100%	Time-charter	Shell Spain LNG S.A.U.	Sep. 2022(2)
Catalunya Spirit	135,423	2003	100%	Time-charter	Gas Natural SDG	Aug. 2023(2)
Galicia Spirit	137,814	2004	100%	Time-charter	Uniòn Fenosa Gas	Jun. 2029(3)
Madrid Spirit	135,423	2004	100%	Time-charter	Shell Spain LNG S.A.U.	Dec. 2024(2)
Al Marrouna	149,539	2006	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Oct. 2026(4)
Al Areesh	148,786	2007	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jan. 2027(4)
Al Daayen	148,853	2007	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Apr. 2027(4)
Tangguh Hiri	151,885	2008	69%	Time-charter	The Tangguh Production Sharing Contractors	Jan. 2029
Tangguh Sago	155,000	2009	69%	Time-charter	The Tangguh Production Sharing Contractors	May 2029
Arctic Spirit	87,305	1993	99%	Time-charter	Teekay Corporation	Apr. 2018(4)
Polar Spirit	87,305	1993	99%	Time-charter	Teekay Corporation	Mar. 2018(4)
Wilforce	155,900	2013	99%	Time-charter	Awilco LNG ASA	Dec. 2019(5)
Wilpride	155,900	2013	99%	Time-charter	Awilco LNG ASA	Dec. 2019(5)
Creole Spirit	173,000	2016	100% – Capital lease(6)	Time-charter	Cheniere Marketing, LLC	Feb. 2021
Oak Spirit	173,000	2016	100% – Capital lease(6)	Time-charter	Cheniere Marketing, LLC	Aug. 2021
Torben Spirit	173,400	2017	100% – Capital lease(6)	Time-charter	Gas Natural SDG	Jun. 2018(7)
Macoma	173,000	2017	99% – Capital lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Oct. 2023(8)
Murex	173,000	2017	99% – Capital lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Nov. 2024(8)
Equity Accounted
Al Huwaila	214,176	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Apr. 2033(2)
Al Kharsaah	214,198	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Apr. 2033(2)
Al Shamal	213,536	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	May 2033(2)
Al Khuwair	213,101	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jun. 2033(2)

Excelsior	138,087	2005	50%	Time-charter	Excelerate Energy LP	Jan. 2025(2)(9)
Excalibur	138,034	2002	49%	Time-charter	Excelerate Energy LP	Mar. 2022
Soyo	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Aug. 2031(2)
Malanje	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Sep. 2031(2)
Lobito	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Oct. 2031(2)
Cubal	160,400	2012	33%	Time-charter	Angola LNG Supply Services LLC	Jan. 2032(2)
Meridian Spirit	165,700	2010	52%	Time-charter	Total E&P Norge AS Mansel Limited	Nov. 2030(10)
Magellan Spirit	165,700	2009	52%	Spot	Spot market	—
Marib Spirit	165,500	2008	52%	Time-charter	Yemen LNG Company Limited(11)	Mar. 2029(10)
Arwa Spirit	165,500	2008	52%	Time-charter	Yemen LNG Company Limited(11)	Apr. 2029(10)
Methane Spirit	165,500	2008	52%	Spot	Spot market	—
Woodside Donaldson	165,500	2009	52%	Time-charter	Pluto LNG Party Limited	Jun. 2026(12)
Pan Asia	174,000	2017	30%	Time-charter	Methane Services Limited	Oct. 2037(13)
	5,592,479

(1)	Each of our time-charters are subject to certain termination and purchase provisions.

(2)	The charterer has two options to extend the term for an additional five years each.

(3)	The charterer has one option to extend the term for an additional five years.

(4)	The charterer has three options to extend the term for an additional five years each.

(5)
The charterer has an option to extend or decrease the term for 60 days and to purchase the vessel on any purchase option date. If no purchase option has been exercised by the charterer during the charter period, the charterer has an obligation to purchase each vessel at a fixed price at the end of the charter period.

(6)	We are the lessee for these obligations related to capital leases and will be required to purchase the vessel after the end of the lease terms for a fixed price.

(7)	The charterer has four options to extend the term for an additional 180 days, 180 days, one year and one year, respectively.

(8)	The charterer has four options to extend the term for an additional three years each.

(9)	The Excelsior was sold in January 2018.

(10)	The charterer has three options to extend the term for one, five and five additional years, respectively.

(11)
Please see "Item 5 – Operating and Financial Review and Prospects: Management's Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2017 and early 2018" relating to the status of this charter contract.

(12)The charterer has four options to extend the term for an additional five years each.
(13)The charterer has five options to extend the term for an additional two years each.

The following table provides information about our LNG carrier newbuildings as of December 31, 2017. Charters for these vessels typically commence upon delivery of the vessels.

Vessel	Capacity	Scheduled Delivery Date	Shipyard	Our Ownership	Charterer	Length of Charter
	(cubic meters)
Consolidated
Magdala	173,000	Feb. 2018(1)	DSME(2)	99%(3)	Shell Tankers (Singapore) Private Ltd.	8 years(4)
Myrina	173,000	May 2018	DSME	99%(3)	Shell Tankers (Singapore) Private Ltd.	6 years(4)
Megara	173,000	Jul. 2018	DSME	99%(3)	Shell Tankers (Singapore) Private Ltd.	8 years(4)
Bahrain Spirit	173,000	Aug. 2018	DSME	100%	Bahrain LNG W.L.L.	20 years
Sean Spirit	174,000	Jan. 2019	HHI Sambo(5)	100%	BP Gas Marketing Limited	13 years(6)
Yamal Spirit	174,000	Jan. 2019	HHI Sambo	100%	Yamal Trade PTE. Ltd.	15 years
Equity Accounted
Pan Americas	174,000	Jan. 2018(7)	Hudong(8)	30%	Methane Services Limited	20 years(9)
Pan Europe	174,000	Jun. 2018	Hudong	20%	Methane Services Limited	20 years(9)
Pan Africa	174,000	Jan. 2019	Hudong	20%	Methane Services Limited	20 years(9)
Eduard Toll	172,600	Jan. 2018(10)	DSME	50%	Yamal Trade PTE Ltd.	28 years(11)
Rudolf Samoylovich	172,600	Nov. 2018	DSME	50%	Yamal Trade PTE Ltd.	27 years(11)
Nikolay Yevgenov	172,600	Oct. 2019	DSME	50%	Yamal Trade PTE Ltd.	26 years(11)
Vladimir Voronin	172,600	Nov. 2019	DSME	50%	Yamal Trade PTE Ltd.	26 years(11)
Georgiy Ushakov	172,600	Jan. 2020	DSME	50%	Yamal Trade PTE Ltd.	26 years(11)
Yakov Gakkel	172,600	Feb. 2020	DSME	50%	Yamal Trade PTE Ltd.	26 years(11)
	2,597,600

(1)	The Magdala was delivered in February 2018.

(2)	Daewoo Shipbuilding & Marine Engineering Co. Ltd.

(3)	Upon delivery of the vessel, we will sell the vessel and lease it back under a sale-leaseback transaction.

(4)	The charterer has four options to extend the term for an additional three years each.

(5)	Hyundai Samho Heavy Industries Co.

(6)	The charterer has the right to terminate the charter contract after seven years.

(7)	The Pan Americas delivered in January 2018.

(8)	Hudong-Zhongua Shipbuilding (Group) Co. Ltd.

(9)	The charterer has five options to extend the term for an additional two years each.

(10)	The Eduard Toll was delivered in January 2018.

(11)	The charterer has two options to extend the term for an additional five years each.

The following table presents the percentage of our consolidated voyage revenues from LNG customers that accounted for more than 10% of our consolidated voyage revenues during 2017, 2016 and 2015.

	Year Ended December 31,
	2017	2016	2015
Ras Laffan Liquefied Natural Gas Company Ltd.	16%	18%	18%
Cheniere Marketing International LLP	14%	Less than 10%	—
Royal Dutch Shell Plc(1)	12%	12%	12%
The Tangguh Production Sharing Contractors	11%	11%	11%

(1)	Includes its subsidiaries Shell Spain LNG S.A.U. and Shell Tankers (Singapore) Private Ltd.

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

In the LPG market, we compete principally with independent ship owners and operators, and other private and state-controlled energy and chemical companies that generally operate captive fleets.

As of December 31, 2017, our LPG carriers (excluding newbuildings but including equity-accounted vessels) had an average age of approximately nine years, compared to the world LPG carrier fleet average age of approximately 15 years. As of that date, the worldwide LPG tanker fleet consisted of approximately 1,452 vessels and approximately 71 additional LPG vessels were on order for delivery through 2020. LPG carriers range in size from approximately 100 to approximately 88,000 cubic meters. Approximately 43% of the vessels in the worldwide fleet are less than 5,000 cubic meters in size. New LPG carriers generally have an expected lifespan of approximately 30 to 35 years.

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

The following table provides information about our LPG carriers in our operating fleet as of December 31, 2017.

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter
	(cubic meters)
Operating LPG carriers:
Consolidated
Pan Spirit	10,000	2009	99%	Spot	Spot market(1)	—
Cathinka Spirit	10,000	2009	99%	Spot	Spot market(1)	—
Camilla Spirit	10,000	2011	99%	Spot	Spot market(1)	—
Unikum Spirit	12,000	2011	99%	Spot	Spot market(1)	—
Vision Spirit	12,000	2011	99%	Spot	Spot market(1)	—
Napa Spirit	10,200	2003	99%	Spot	Spot market(1)	—
Sonoma Spirit	8,000	2003	99%	Spot	Spot market(1)	—
Equity Accounted
Temse	12,030	1995	50% – Capital lease	Time-charter	An international fertilizer company	Jan. 2020
Libramont	38,455	2006	50%	Time-charter	An international fertilizer company	May 2026
Sombeke	38,447	2006	50%	Time-charter	An international fertilizer company	Jun. 2027
Touraine	39,270	1996	50%	Spot	Spot market	—
Bastogne	35,229	2002	50%	Spot	Spot market	—
Courcheville(1)	28,006	1989	50%	Time-charter	An international energy company	Jan. 2018
Eupen	38,961	1999	50%	Time-charter	An international mining company	Nov. 2018
Brussels	35,454	1997	50%	Spot	Spot market	—
Antwerpen	35,223	2005	50% – In-chartered	Time-charter	An international energy company	Mar. 2018
BW Tokyo	83,270	2009	50% – In-chartered	Spot	Spot market	—
Waregem	38,189	2014	50%	Time-charter	An international trading company	Dec. 2019
Warinsart	38,213	2014	50%	Time-charter	An international energy company	Aug. 2018
Waasmunster	38,245	2014	50%	Spot	Spot market	—
Warisoulx	38,000	2015	50%	Time-charter	An international trading company	May 2018
Kaprijke	38,000	2015	50%	Time-charter	An international fertilizer company	Dec. 2025
Knokke	38,000	2016	50%	Time-charter	An international energy company	Mar. 2021
Kontich	38,000	2016	50%	Time-charter	An international energy company	Jul. 2021
Kortrijk	38,000	2016	50%	Time-charter	An international trading company	Oct. 2018
Kallo	38,000	2017	50% – Capital lease(2)	Time-charter	An international energy company	Jan. 2019
Kruibeke	38,000	2017	50% – Capital lease(2)	Time-charter	An international trading company	Aug. 2018
	837,192

(1)	The Courcheville was sold in January 2018.

(2)
Exmar LPG BVBA, in which we have a 50% ownership interest, is the lessee for these obligations related to capital leases and will be required to purchase the vessel after the end of the lease terms for a fixed price.

No LPG customer accounted for 10% or more of our consolidated voyage revenues during any of 2017, 2016, or 2015. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

The following table provides information about our LPG carrier newbuildings as of December 31, 2017. Charters for these vessels typically commence upon delivery of the vessels.

Vessel	Capacity	Scheduled Delivery Date	Shipyard	Our Ownership	Charterer	Length of Charter
	(cubic meters)
Kapellen	38,000	Mar. 2018(1)	Hyundai Heavy Industries Co., Ltd.	50%(2)	Spot market	—
Koksijde	38,000	May 2018	Hyundai Heavy Industries Co., Ltd.	50%(2)	Spot market	—
Wepion	38,000	Aug. 2018	Hyundai Heavy Industries Co., Ltd.	50%	Spot market	—
	114,000

(1)	The Kapellen was delivered in March 2018.

(2)	Upon delivery of the vessel, Exmar LPG BVBA will sell/(sold) the vessel and lease(d) it back under a sale-leaseback transaction.
Other Assets
We also have a 30% ownership interest in an LNG receiving and regasification terminal under construction in Bahrain. The construction of this terminal is expected to be completed in early-2019 and will be operated under a 20-year agreement with National Oil & Gas Authority (or Nogaholding).
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

We compete in the Suezmax crude oil tanker market. Our competition in the Suezmax market is also affected by the availability of other size vessels that compete in these markets. Suezmax size vessels can compete for many of the same charters for which Aframax tankers compete.

The majority of crude oil tankers range in size from approximately 80,000 dwt to approximately 320,000 dwt. Suezmax tankers, which typically range from 120,000 dwt to 200,000 dwt, are the mid-size of the various primary oil tanker types. As of December 31, 2017, the world tanker fleet included 499 conventional Suezmax tankers, representing approximately 14% of worldwide oil tanker capacity, excluding tankers under 10,000 dwt.

As of December 31, 2017, our conventional tankers had an average age of approximately 13 years, compared to the average age for the world conventional tanker fleet of approximately 10 years. New conventional tankers generally have an expected lifespan of approximately 25 to 30 years, based on estimated hull fatigue life.

The following table provides additional information about our conventional oil tankers in our operating fleet as of December 31, 2017.

Tanker(1)	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter
	(dwt)
Operating Conventional tankers:
Teide Spirit	149,999	2004	100% – Capital lease(2)	Time-charter	CEPSA	Feb. 2018(3)
Toledo Spirit	159,342	2005	100% – Capital lease(2)	Time-charter	CEPSA	Jul. 2018(3)
European Spirit	151,849	2003	100%(4)	Spot	Spot market	—
African Spirit	151,736	2003	100%(4)	Spot	Spot market	—
Alexander Spirit	40,083	2007	100%	Time-charter	Caltex Australian Petroleum Pty Ltd.	Sep. 2019
	653,009

(1)	The conventional tankers listed in the table are all Suezmax tankers, with the exception of the Alexander Spirit, which is a Handymax tanker.

(2)
We are the lessee for these obligations related to capital leases and may be required to purchase the vessel after the end of the lease terms for a fixed price. Please read “Item 18 - Financial Statements: Note 5 – Leases.”

(3)
The charterer, Compania Espanole de Petroleos, S.A. (or CEPSA), who is also the owner, has the right to terminate the time-charter 13 years after the original delivery date without penalty. The expiration date presented in the table assumes the termination at the end of year 13 of the charter contract; however, if the charterer does not exercise its annual termination rights, from the end of year 13 onward, the charter contract could extend to 20 years after the original delivery date. CEPSA sold the Teide Spirit in February 2018 and the associated charter contract with CEPSA concurrently terminated.

(4)	The vessel is currently held for sale.

No conventional tanker customer accounted for 10% or more of our consolidated voyage revenues during 2017, 2016, and 2015. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.
Business Strategies
Our primary long-term business objective is to increase our cash available for distribution. However, based on capital requirements for committed growth projects and scheduled debt repayment obligations, coupled with weakness in the energy and master limited partnership capital markets, we believe it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels. As a result, in December 2015, we reduced our quarterly distributions on our common units and our near-term business strategy is primarily to focus on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations. Our operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high-quality counterparties.
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

•	Expand our LNG and LPG business globally. We seek to capitalize on opportunities emerging from the global expansion of the LNG and LPG sectors by selectively targeting:

•	projects that involve medium-to long-term, fixed-rate charters;

•	cost-effective LNG and LPG newbuilding contracts;

•	joint ventures and partnerships with companies that may provide increased access to opportunities in attractive LNG and LPG importing and exporting geographic regions;

•	strategic vessel and business acquisitions; and

•	specialized projects in adjacent areas of the business, including floating storage and regasification units.

Safety, Management of Ship Operations and Administration
Teekay Corporation, through its subsidiaries, assists us in managing our ship operations, other than the vessels owned or chartered-in by our joint ventures with Exmar, which are commercially and technically managed by Exmar, and two of the Angola LNG Carriers, which are commercially and technically managed by NYK Energy Transport (Atlantic) Ltd. Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of the employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. In 2007, Teekay Corporation introduced a behavior-based safety program called “Safety in Action” to further enhance the safety culture in our fleet. We are also committed to reducing our emissions and waste generation. In 2008, Teekay Corporation introduced the Quality Assurance and Training Officers (or QATO) program to conduct rigorous internal audits of our processes and provide the seafarers with onboard training. In 2010, Teekay Corporation introduced a training program for our employees titled “Operational Leadership, The Journey” which sets out Teekay Corporation's operational expectations, the responsibilities of individual employees and our commitment to empowering our employees to work safely and live Teekay Corporation’s vision through a positive and responsible attitude.

Key performance indicators facilitate regular monitoring of our operational performance. Targets are set on an annual basis to drive continuous improvement, and indicators are reviewed monthly to determine if remedial action is necessary to reach the targets.

Teekay Corporation has achieved certification under the standards reflected in International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, Occupational Health and Safety Advisory Services 18001 for Occupational Health and Safety, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention (or ISM Code) on a fully integrated basis. As part of Teekay Corporation’s compliance with the ISM Code, all of our vessels’ safety management certificates are maintained through ongoing internal audits performed by our certified internal auditors and intermediate external audits performed by the classification society DNV-GL. Subject to satisfactory completion of these internal and external audits, certification is valid for five years.

In addition to our operational experience, Teekay Corporation’s in-house global shore staff performs, through its subsidiaries, the full range of technical, commercial and business development services for our LNG, LPG and conventional operations. This staff also provides administrative support to our operations in finance, accounting and human resources. We believe this arrangement affords a safe, efficient and cost-effective operation. Vessel management services are provided by subsidiaries of Teekay Corporation, located in various offices around the world. These include critical vessel management functions such as:

•	vessel maintenance (including repairs and dry docking) and certification;

•	crewing by competent seafarers;

•	procurement of stores, bunkers and spare parts;

•	management of emergencies and incidents;

•	supervision of shipyard and projects during construction of newbuildings and conversions;

•	insurance; and

•	financial management services.

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
Risk of Loss, Insurance and Risk Management
The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of crude oil, petroleum products, LNG and LPG are subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, sanctions and boycotts. The occurrence of any of these events may result in loss of revenues or increased costs.

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
Flag, Classification, Audits and Inspections
Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “Classed” by one of the major classification societies and members of International Association of Classification Societies Ltd. (or IACS): Bureau Veritas (or BV), Lloyd’s Register of Shipping, the American Bureau of Shipping or DNV-GL.

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

We follow a comprehensive inspections and audit regime supported by our sea staff, shore-based operational and technical specialists and members of our QATO program. We carry out two internal inspections and one internal audit annually, which helps ensure us that:

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

Overall, we believe that our relatively new, well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.
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

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the IGC Code, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the United States Coast Guard (or Coast Guard) and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports. The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the ship owner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we expect to obtain safety management certificates for each newbuilding vessel upon delivery.

LNG and LPG carriers are also subject to regulation under the IGC Code. Each LNG and LPG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG and LPG carriers is currently IGC Code compliant, and each of the shipbuilding contracts for our LNG carrier newbuildings and for the LPG carrier newbuildings requires IGC Code compliance prior to delivery. A revised and updated IGC Code, which takes account of advances in science and technology, was adopted by the IMO’s Maritime Safety Committee (or MSC) on May 22, 2014 and entered into force on January 1, 2016 with an implementation/application date of July 1, 2016.

In addition, the IMO’s MSC has adopted the International Code of Safety for Ships using Gases or other Low-flashpoint Fuels (or the IGF Code), which is mandatory for ships fueled by gases or other low-flashpoint fuels, setting out mandatory provisions for the arrangement, installation, control and monitoring of machinery, equipment and systems using low-flashpoint fuel.

Annex VI of the IMO’s International Convention for the Prevention of Pollution from Ships (or MARPOL) (or Annex VI) sets limits on sulfur oxide and nitrogen oxide (or NOx) emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special "emission control areas" (or ECAs) to be established with more stringent controls on sulfur emissions.

Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. In October 2016 the IMO’s Marine Environment Protection Committee (or MEPC) approved the designation of the North Sea and the Baltic Sea as ECAs for NOx emissions; these ECAs and the related amendments to Annex VI of MARPOL (with some exceptions) shall enter into effect on January 1, 2019.

As of March 1, 2018, amendments to Annex VI impose new requirements on ships of 5,000 gross tonnage and above to collect consumption data for each type of fuel oil they use, as well as certain other data including proxies for transport work.

IMO regulations require that, as of January 1, 2015, all vessels operating within ECAs worldwide recognized under MARPOL Annex VI must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting this low sulfur content requirement is 0.1% sulfur marine gas oil (or LSMGO). Certain modifications were completed on our Suezmax tankers in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO), and to ensure our compliance with the EU Directive. In addition, LSMGO is more expensive than HFO and this impacts the costs of operations. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with fuel requirements. The global cap on the sulfur content of fuel oil is currently 3.5%, to be reduced to 0.5% by January 1, 2020.

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.

The IMO's Ballast Water Management Convention entered into force on September 8, 2017. As of December 31, 2017 there were 67 contracting states to the convention. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. The convention requires the implementation of either the D-1 or D-2 standard. There will be a transitional period from the entry into force to the International Oil Pollution Prevention (or IOPP) renewal survey in which ballast water exchange (reg. D-1) can be employed. The IMO’s Marine Environment Protection Committee (or MEPC) agreed to a compromise on the implementation dates for the D-2 discharge standard: ships constructed on or after September 8, 2017 must comply with the D-2 standard upon delivery. Existing ships should be D-2 compliant on the first IOPP renewal following entry into force if the survey is completed on or after September 8, 2019, or a renewal IOPP survey is completed on or after September 8, 2014 but prior to September 8, 2017. Ships should be D-2 compliant on the second IOPP renewal survey after September 8, 2017 if the first renewal survey after that date is completed prior to September 8, 2019 and if the previous two conditions are not met. Vessels will be required to meet the discharge standard D-2 by installing an approved Ballast Water Management System (or BWMS). Besides the IMO convention, ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. The USCG has approved a number of BWMS. We estimate that the installation of approved BWMS may cost between $2 million and $3 million per vessel.
The IMO has also adopted an International Code for Ships Operating in Polar Waters (or Polar Code) which deals with matters regarding the design, construction, equipment, operation, search and rescue and environmental protection in relation to ships operating in waters surrounding the two poles. The Polar Code includes both safety and environmental provisions. The Polar Code and related amendments entered into force in January 2017. The Polar Code is mandatory for new vessels built after January 1, 2017. For existing ships, this code will be applicable from the first intermediate or renewal survey, whichever occurs first, beginning on or after January 1, 2018.

In addition to the requirements of major IMO shipping conventions, the exploration for and production of oil and gas within the Newfoundland & Labrador (or NL) offshore area is conducted pursuant to the Canada Newfoundland and Labrador Atlantic Accord Implementation Act (or the Accord Act) in accordance with the conditions of a license and authorization issued by the Canada-Newfoundland and Labrador Offshore Petroleum Board (or CNLOPB). Various regulations dealing with environmental, occupational health and safety, and other aspects of offshore oil and gas activities have been enacted under the Accord Act. The CNLOPB has also issued interpretive guidelines concerning compliance with the regulations, and compliance with CNLOPB guidelines may be a condition of the issuance or renewal of the license and authorizations. These regulations and guidelines require that shuttle tankers in the NL offshore area meet stringent standards for equipment, reporting and redundancy systems, and for the training and equipping of seagoing staff. Further, licensees are required by the Accord Act to provide a benefits plan satisfactory to CNLOPB. Such plans generally require the licensee to: establish an office in NL; give NL residents first consideration for training and employment; make expenditures for research and development and education and training to be carried out in NL; and give first consideration to services provided from within NL and to goods manufactured in NL. These regulatory requirements may change as regulations and CNLOPB guidelines are amended or replaced from time to time.

MARPOL Annex I also states that oil residue may be discharged directly from the sludge tank to the shore reception facility through standard discharge connections. They may also be discharged to the incinerator or to an auxiliary boiler suitable for burning the oil by means of a dedicated discharge pump. Amendments to Annex I expand on the requirements for discharge connections and piping to ensure residues are properly disposed of. Annex I is applicable for existing vessels with a first renewal survey beginning on or after January 1, 2017.

MSC 91 adopted amendments to SOLAS Regulation II-2/10 to clarify that a minimum of two-way portable radiotelephone apparatus for each fire party for fire-fighters' communication shall be carried on board. These radio devices shall be of explosion proof type or intrinsically safe type. All existing ships built before July 1, 2014 should comply with this requirement by the first safety equipment survey after July 1, 2018. All new vessels constructed (keel laid) on or after July 1, 2014 must comply with this requirement at the time of delivery.

As per MSC. 338(91), requirements have been highlighted for audio and visual indicators for breathing apparatus which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 liters. This applies to ships constructed on or after July 1, 2014. Ships constructed before July 1, 2014 must comply no later than July 1, 2019.

The IMO continues to review and introduce new regulations; as such, it is impossible to predict what additional requirements, if any, may be adopted by the IMO and what effect, if any, such regulations might have on our operations.

European Union (or EU)
The EU has adopted legislation that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years); creates obligations on the part of EU member port states to inspect minimum percentages of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. Two regulations were introduced by the European Commission in September 2010, as part of the implementation of the Port State Control Directive. These came into force on January 1, 2011 and introduce a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned be a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, while those with the most safety shortcomings or technical failings recorded upon inspection will in turn be subject to a greater frequency of official inspections to their vessels.

The EU has, by way of Directive 2005/35/EC, which has been amended by Directive 2009/123/EC, created a legal framework for imposing criminal penalties in the event of discharges of oil and other noxious substances from ships sailing in its waters, irrespective of their flag. This relates to discharges of oil or other noxious substances from vessels. Minor discharges shall not automatically be considered as offences, except where repetition leads to deterioration in the quality of the water. The persons responsible may be subject to criminal penalties if they have acted with intent, recklessly or with serious negligence and the act of inciting, aiding and abetting a person to discharge a polluting substance may also lead to criminal penalties.

The EU has adopted a Directive requiring the use of low sulfur fuel. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted similar regulations. Since January 1, 2014, the California Air Resources Board has required vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California. China also established emission control areas and continues to establish such areas, restricting the maximum sulfur content of the fuel to be used by vessels within those areas, which limits become progressively stricter over time. Since January 1, 2017, all core ports within the three China ECAs (i.e. Tianjin, Qinhuangdao, Tangshan, Huanghua, Shenzhen, Guangzhou, Zhuhai, Shanghai, Ningbo-Zhoushan, Suzhou and Nantong) have implemented the low sulfur bunker requirements. It is anticipated that commencing January 1, 2018 all ports within the three China ECAs will have implemented the low sulfur bunker requirements.

The EU Ship Recycling Regulation entered into force on December 30, 2013. It aims to prevent, reduce and minimize accidents, injuries and other negative effects on human health and the environment when ships are recycled and the hazardous waste they contain is removed. The legislation applies to all ships flying the flag of an EU country and to vessels with non-EU flags that call at an EU port or anchorage. It sets out responsibilities for ship owners and for recycling facilities both in the EU and in other countries. Each new ship is required to have on board an inventory of the hazardous materials (such as asbestos, lead or mercury) it contains in either its structure or equipment. The use of certain hazardous materials is forbidden. Before a ship is recycled, its owner must provide the company carrying out the work with specific information about the vessel and prepare a ship recycling plan. Recycling may only take place at facilities listed on the EU ‘List of facilities’. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships. The EU Ship Recycling Regulation is to apply generally not later than December 31, 2018, with certain provisions applicable from December 31, 2020. The EU Commission adopted a European List of approved ship recycling facilities, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the EU Ship Recycling Regulation.

China

China has also established ECAs in the Pearl River Delta, the Yangtze River Delta and the Bohai Sea area with restrictions limiting sulfur content not to exceed 0.5% in such ECAs, with such limit decreasing over time.

All the key ports within the three China ECAs (i.e. Tianjin, Qinhuangdao, Tangshan, Huanghua, Shenzhen, Guangzhou, Zhuhai, Shanghai, Ningbo-Zhoushan, Suzhou and Nantong) have implemented the low sulfur bunker requirements.

Commencing January 1, 2018, a ship’s berthing (excluding one hour after berthing and one hour before departure) at all ports within the China ECAs are required to use fuel with sulphur contents at or below 0.5%. These limitations will apply to the entire period vessels are in port within China ECAs commencing January 1, 2019.

China will complete an assessment of the effectiveness of the introduced measures by the end of 2019. Based on the results of such assessment possible further enforcement of regulations limiting SOx emission in ECA’s may be implemented reducing the sulfphur content to 0.1% for ships in the ECA, extending the boundaries of the ECAs or introducing new control measures.
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

OPA 90 limits the liability of responsible parties in an amount it periodically updates. The liability limits do not apply if the incident was proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. Liability under CERCLA is also subject to limits unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations. We currently maintain for each of our vessels pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.

Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be double-hulled. All of our tankers are double-hulled.

OPA 90 also requires owners and operators of vessels to establish and maintain with the Coast Guard evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The Coast Guard has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to approval by the Coast Guard. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by using self-insurance for certain vessels and obtaining financial guaranties from a third party for the remaining vessels. If other vessels in our fleet trade into the United States in the future, we expect to obtain guaranties from third-party insurers.

OPA 90 and CERCLA permit individual U.S. states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. Several coastal states, such as California and Alaska, require state-specific evidence of financial responsibility and vessel response plans. We intend to comply with all applicable state regulations in the ports where our vessels call.

Owners or operators of vessels, including tankers operating in U.S. waters, are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:

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

The U.S. Clean Water Act (or the Clean Water Act) also prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above.

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit incorporates Coast Guard requirements for ballast water exchange and includes specific technology-based requirements for vessels, and includes an implementation schedule to require vessels to meet the ballast water effluent limitations by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. This permit is effective to December 18, 2018. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations immediately upon the effective date of the 2013 Vessel General Permit. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.

Various states in the United States, including California, have implemented additional regulations relating to the environment and operation of vessels. California Biofouling Management Plan requirements are as follows: developing and maintaining a Biofouling Management Plan, developing and maintaining a Biofouling Record Book, mandatory biofouling management of the vessel’s wetted surfaces, mandatory biofouling management for vessels that undergo an extended residency period (i.e. remain in the same location for 45 or more days). All vessel calling at California water were required to submit the "Annual Marine Invasive Reporting Form" by October 1, 2017 and should have CA-Biofouling management plan after a vessel’s first regularly scheduled out-of-water maintenance (i.e. dry dock) after January 1, 2018, or upon delivery on or after January 1, 2018.

New Zealand
New Zealand's Craft Risk Management Standard (or CRMS) requirements are based on the IMO's guidelines for the control and management of ships' biofouling to minimize the transfer of invasive aquatic species.
Marine pests and diseases brought in on vessel hulls (or biofouling) are a threat to New Zealand's marine resources. From May 15, 2018, all vessels arriving in New Zealand will need to have a clean hull. Vessels staying up to 20 days and only visiting designated ports (places of first arrival) will be allowed a slight amount of biofouling. Vessels staying longer and visiting other places will only be allowed a slime layer and goose barnacles.
Greenhouse Gas Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) took effect. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015 the Paris Agreement (or the Paris Agreement) was adopted by a large number of countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement, which entered into force on November 4, 2016, deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases to well below 2o Celsius above pre-industrial levels. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping.

In July 2011, the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI and became effective on January 1, 2013. The new technical and operational measures imposed by these new regulations include the “Energy Efficiency Design Index” (or the EEDI), which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In October 2016, the IMO’s MEPC adopted updated guidelines for the calculation of the EEDI. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnage and above are to collect fuel consumption and other data and to report the aggregated data so collected to their flag state at the end of each calendar year. The new requirements entered into force on March 1, 2018. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships with an initial strategy to be adopted in 2018 (July 7, 2017 saw the MEPC agree on a draft outline of the IMO’s strategy for reducing greenhouse gas emissions in the shipping sector) and a revised strategy to be adopted in 2023.

The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU has adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification of carbon dioxide (or CO2) emissions from vessels (or the MRV Regulation), which entered into force on July 1, 2015. The regulation aims to quantify and reduce CO2 emissions from shipping. It lists the requirements on monitoring, reporting and verification (or MRV) of carbon dioxide emissions and requires ship owners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnage calling at any EU and EFTA (Norway and Iceland) port (with a few exceptions, such as fish-catching or fish-processing vessels). Data collection takes place on a per voyage basis and starts January 1, 2018. The reported CO2 emissions, together with additional data, such as cargo and energy efficiency parameters, are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency. To comply with the EU MRV regulation, Teekay Corporation has prepared an EU MRV monitoring plan and EU MRV monitoring template in line with legislative requirement. While the EU was considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 (in the absence of a comparable system operating under the IMO), it appears that the decision to include shipping may be deferred until 2023.

In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the U.S. Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.
Vessel Security
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and Maritime Transportation Security Act of 2002 (U.S. specific requirements). Procedures are in place to inform the relevant reporting regimes such as Maritime Security Council Horn of Africa (or MSCHOA), the Maritime Domain Awareness for Trade - Gulf of Guinea (or MDAT-GoG), the Information Fusion Center (or IFC) whenever our vessels are calling in the Indian Ocean Region, or West Coast of Africa (or WAC) or SE Asia high risk areas respectively. In order to mitigate the security risk, security arrangements are required for vessels which travel through these high risk areas.

C. Organizational Structure
Our sole General Partner is Teekay GP L.L.C., which is a wholly-owned indirect subsidiary of Teekay Corporation (NYSE: TK). Teekay Corporation also controls its listed subsidiary Teekay Tankers Ltd. (NYSE: TNK) and owns 51% of the general partner interest and 13.8% of the outstanding publicly traded common units of listed company Teekay Offshore Partners L.P. (NYSE: TOO).

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as at December 31, 2017.

D.	Properties
Other than our vessels and our 30% interest in an LNG receiving and regasification terminal under construction, we do not have any material property.

Item 4A.	Unresolved Staff Comments
Not applicable.

Item 5.	Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
Teekay LNG Partners L.P. is an international provider of marine transportation services for LNG, LPG and crude oil. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under medium to long-term, fixed-rate charters. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. We view our conventional tanker fleet primarily as a source of stable cash flow as we continue to expand our LNG and LPG operations.

SIGNIFICANT DEVELOPMENTS IN 2017 AND EARLY 2018
Preferred Unit Issuance
On October 23, 2017, we issued 6.8 million of our Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or Series B Preferred Units) (including 0.8 million units issued upon partial exercise of the underwriters' over-allotment option) at $25.00 per unit in a public offering for net proceeds of approximately $164 million. Distributions are payable on the Series B Preferred Units from the issuance date to October 14, 2027, at a rate of 8.5% per annum of the stated liquidation preference of $25.00 and from and after October 15, 2027, at a floating rate equal to three-month LIBOR plus a margin of 6.241%. At any time on or after October 15, 2027, we may redeem the Series B Preferred Units, in whole or in part, at a redemption price of $25.00 per unit plus all accumulated and unpaid distributions thereon to the date of redemption. We used the net proceeds from the public offering for general partnership purposes, which included debt repayments and funding installment payments on future newbuilding deliveries. The Series B Preferred Units are listed on the New York Stock Exchange.
LNG Carrier Newbuildings
Consolidated Fleet
On February 28, 2017, we took delivery of the Torben Spirit LNG carrier newbuilding and concurrently sold this vessel to a third party and leased it back under a 10-year bareboat charter contract. The Torben Spirit commenced its charter contract with a major energy company in March 2017, with a firm charter period ending in June 2018 plus four consecutive extension options for the charterer ending in June 2021.
Three of our LNG carrier newbuildings delivered between October 2017 and February 2018: the Macoma, Murex, and Magdala. Upon delivery, these vessels were sold to third parties and leased back under 10-year bareboat charter contracts with purchase obligations for each respective vessel and concurrently commenced their six to eight-year charter contracts with Shell Royal Dutch Plc (or Shell).
On November 6, 2017, we completed a $327 million long-term debt facility to finance (a) a FSU to be chartered on a 20-year charter contract to the Bahrain regasification project expected to commence in the third quarter of 2018 and (b) one LNG carrier newbuilding to be chartered on a 13-year charter contract with BP Plc (or BP) starting in early-2019.
We currently have five wholly-owned LNG carrier newbuildings on order, including an FSU, which are scheduled for delivery between mid-2018 and early-2019. We have fixed-rate, time-charter contracts in place for all five LNG carrier newbuildings and financing in place for four of our five LNG carrier newbuildings.
Pan Union Joint Venture
On October 13, 2017, the Pan Union Joint Venture took delivery of its first LNG carrier newbuilding, the Pan Asia. On January 31, 2018, the Pan Union Joint Venture took delivery of its second LNG carrier newbuilding, the Pan Americas. We have a 30% ownership interest in both vessels through the Pan Union Joint Venture and both vessels concurrently commenced their 20-year charter contracts with Shell upon delivery.
Yamal LNG Joint Venture
On January 12, 2018, our 50/50 joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) took delivery of its first ARC7 LNG carrier newbuilding, the Eduard Toll. The vessel concurrently commenced its 28-year charter contract with Yamal Trade Pte. Ltd.

Excelsior Joint Venture
On January 30, 2018, we sold our 50% ownership interest in the Excelsior Joint Venture to a third party for net proceeds of approximately $44 million after repaying outstanding debt obligations within the joint venture.
LPG Carrier Newbuildings
In March 2017 and July 2017, our 50/50 joint venture with Exmar (or the Exmar LPG Joint Venture), of which we have a 50% ownership interest, took delivery of the Kallo LPG carrier and Kruibeke LPG carrier, respectively, and upon delivery sold and leased back the vessels. In April 2017, the Exmar LPG Joint Venture entered into a shipbuilding agreement with Hyundai Heavy Industries Co., Ltd. for one additional LPG carrier newbuilding scheduled for delivery in mid-2018. As at December 31, 2017, the Exmar LPG Joint Venture had three LPG carrier newbuildings scheduled for delivery in 2018. On March 5, 2018, the Exmar LPG Joint Venture, took delivery of its seventh LPG carrier newbuilding in the past four years, the Kapellen.
The Exmar LPG Joint Venture has secured long-term vessel financing that will be available upon delivery for one of its two remaining LPG carrier newbuildings. The installment payments on the second remaining LPG carrier newbuilding are expected to be financed by the joint venture’s existing liquidity and the joint venture expects to secure long-term financing for that LPG carrier prior to its delivery.
Conventional Tankers
In late-June 2017, the charterer for the European Spirit Suezmax tanker gave formal notice to us that it would not exercise its one-year extension option under the charter contract and the charterer redelivered the vessel to us in late-August 2017. Upon receiving this notification, we commenced marketing the vessel for sale and recorded a $12.6 million write-down of the vessel during the second quarter of 2017. In addition, during the third quarter of 2017, we recorded a write-down of the African Spirit of $12.5 million as we received notification from the charterer of the vessel in August 2017 that it would redeliver the vessel to us upon completion of its charter contract in November 2017. Upon the redelivery of the African Spirit, we have also commenced marketing the vessel for sale.
In August 2017, the charterer of the Teide Spirit gave formal notification to us of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received. In October 2017, the charterer notified us that it is marketing the Teide Spirit for sale and, upon sale of the vessel, the charterer would concurrently terminate its existing charter contract with us. The charterer’s cancellation option for the Toledo Spirit is first exercisable in August 2018. Given our prior experience with this charterer, we expect the charterer will also cancel the charter contract and sell the Toledo Spirit to a third party in 2018. We recorded a write-down of $25.5 million on a combined basis related to the Teide Spirit and Toledo Spirit for the third quarter of 2017.
On February 8, 2018, CEPSA, the charterer (who is also the owner) of a vessel under capital lease, the Teide Spirit, sold the vessel to a third party. As a result of this sale, we returned the vessel to CEPSA and the full amount of the associated obligation related to the capital lease was concurrently extinguished. In addition, we incurred seafarer severance payments in 2018 of approximately $1.4 million upon the sale of the vessel.
Equity-Accounted Joint Ventures' Financings and Refinancings
On December 21, 2016, Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture), of which we have a 40% ownership interest, completed its debt refinancing by entering into a $723 million secured term loan facility maturing in 2026 and which replaced its outstanding term loan of $610 million. As a result, in February 2017 the RasGas 3 Joint Venture distributed $100 million to its shareholders, of which our proportionate share was $40 million.
On March 31, 2017, our 52% joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) completed the refinancing of its existing $396 million debt facility by entering into a new $335 million U.S. Dollar-denominated term loan maturing in September 2019. The term loan is guaranteed by us and Marubeni Corporation on a several basis in proportion to our ownership. As part of the completed refinancing, we invested $57 million of additional equity, based on our proportionate ownership interest, into the Teekay LNG-Marubeni Joint Venture.
On December 8, 2017, the Yamal LNG Joint Venture completed its debt financing by entering into a $1.6 billion secured term loan facility maturing between 2030 and 2032. The term loan is guaranteed by us and our joint venture partner China LNG Shipping (Holdings) Limited on a several basis in proportion to our ownership. In December 2017, the Yamal LNG Joint Venture completed a drawdown on this financing and distributed $104 million to its shareholders, of which our proportionate share was $52 million.
Charter Contracts with Skaugen
During November 2017, we terminated the bareboat charter contracts for our six LPG carriers chartered to wholly-owned subsidiaries of I.M. Skaugen SE (or Skaugen) due to Skaugen’s breach of the charters resulting from its failure to pay us charter hire amounts owed thereunder. The six bareboat charter contracts had terms ending between 2019 and 2026. In addition, in December 2017 we withdrew the Sonoma Spirit (formerly Norgas Sonoma) from the Norgas Pool and transferred the commercial management of all seven of these LPG carriers into a newly formed in-house commercial management solution for ethylene-capable LPG and small-scale LNG vessels, the Teekay Multigas Pool, which we launched in November 2017. As at December 31, 2017, as a result of Skaugen’s breach of the six charters, Skaugen owed us an aggregate amount of approximately $25 million in unpaid hire that remain in arrears calculated based on the contracted charter rates, and such amount has not been recorded as revenue given the uncertainty of its collection. We have commenced legal claims against Skaugen to recover all outstanding amounts, damages and losses owed to us. Skaugen has filed a counter-suit against us for amounts unspecified at this time.

During 2017, as an alternative payment for a portion of unpaid amounts Skaugen owed to us, Skaugen offered to us its 35% ownership interest in an LPG carrier, the Norgas Sonoma, which was owned by Skaugen Gulf Petchem Carriers B.S.C.(c), a joint venture between Skaugen (35%), The National Oil & Gas Authority B.S.C.(c) (or Nogaholding) (35%) and Suffun Bahrain W.L.L. (or Suffun) (30%) (or the Skaugen LPG Joint Venture). Both Nogaholding and Suffun exercised their options to participate in the sale of the Norgas Sonoma and as a result, on April 20, 2017, we acquired a 100% ownership interest in the Skaugen LPG Joint Venture for an aggregate purchase price of $13.2 million, including the application of $4.6 million of the outstanding hire owing to us by Skaugen to acquire Skaugen's 35% ownership interest in the Skaugen LPG Joint Venture.
Charter Contracts with Awilco and Loan Refinancings
We have two LNG carriers currently on bareboat charter contracts with Awilco LNG ASA (or Awilco) with original fixed contract terms ending in November 2017 and August 2018 with one-year extension options. Awilco had purchase obligations under the charter contracts to repurchase each vessel from us at the end of their respective terms. As a result of Awilco facing financial challenges, including going concern issues, in June 2017, we amended the charter contracts with Awilco to defer a portion of charter hire and extend the bareboat charter contracts and related purchase obligations on both vessels to December 2019. A key condition of the amendments required Awilco to raise a minimum of $25 million of equity, which was successfully completed in May 2017. The amendments have the effect of deferring between $10,600 per day and $20,600 per day per vessel of charter hire from July 2017 until December 2019, with such deferred amounts added to the purchase obligation amounts.
In July 2017, we completed loan extensions on the facilities secured by the two LNG carriers chartered to Awilco. The loans associated with these vessels, which were previously scheduled to mature between the second quarter of 2018 and the fourth quarter of 2018, have been extended to June 2020 on terms similar to those that existed prior to the extension.
Charter Contracts for MALT LNG Carriers
Two of the six LNG carriers (or MALT LNG Carriers) in the Teekay LNG-Marubeni Joint Venture, the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with Yemen LNG Ltd. (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, the Teekay LNG-Marubeni Joint Venture agreed in December 2015 to defer a portion of the charter payments for the two LNG carriers from January 1, 2016 to December 31, 2016 and further deferrals were agreed with YLNG to extend the deferral period to the end of the short-term sub-charter contracts for the Marib Spirit and Arwa Spirit, which are currently anticipated to be in August 2018 and March 2019, respectively, unless the short-term sub-charter contracts are further extended in accordance with their terms. Should the LNG plant in Yemen resume operations, it is intended that YLNG will repay the deferred amounts in full, plus interest over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay the deferred amounts, and this deferral period may extend beyond 2018 and 2019 as it relates to the Marib Spirit and Arwa Spirit, respectively. Our proportionate share of the estimated impact of the charter payment deferral for 2018 compared to original charter rates earned prior to January 1, 2016 is estimated to be a reduction to equity income ranging from $4 million to $5 million per quarter (December 31, 2017 - $5.7 million per quarter), which we expect will be partially offset by sub-chartering employment for the Marib Spirit and Arwa Spirit in 2018.
Between July and December 2017, the Teekay LNG-Marubeni Joint Venture secured short-term charter contracts for four of its vessels trading in the short-term market. These short-term charter contracts were secured in respect of the Magellan Spirit (which was delivered to the charterer in July 2017), the Marib Spirit (which was delivered to the charterer in October 2017), the Arwa Spirit (which was delivered to the charterer in December 2017) and the Methane Spirit (which was delivered to the charterer in December 2017). It is anticipated that the contractual redeliveries under these various short-term charter contracts will occur during mid-2018 through to early-2019, unless extended in accordance with its terms.
IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Voyage Revenues. Voyage revenues currently include revenues from charters accounted for under operating and direct financing leases. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between time and voyage charters. Hire rates for voyage charters are more volatile than for time charters, as they are typically tied to prevailing market rates at the time of a voyage.

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

Depreciation and Amortization. Our depreciation and amortization expense typically consists of the following three components:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•	charges related to the amortization of dry-docking expenditures over the useful life of the dry dock; and

•	charges related to the amortization of the fair value of the time-charters acquired in a 2004 acquisition of four LNG carriers (over the expected remaining terms of the charters).

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
RESULTS OF OPERATIONS
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance and may affect our future performance are listed below:

•
The amount and timing of dry docking of our vessels can significantly affect our revenues between periods. Our vessels are off-hire at various times due to scheduled and unscheduled maintenance. During 2017, 2016, and 2015, we had 63, none, and 69 scheduled off-hire days, respectively, relating to the dry docking of our vessels which are consolidated for accounting purposes. In addition, certain of our consolidated vessels had unplanned off-hire of 57 days in 2017, 39 days in 2016, and 14 days in 2015 relating to repairs. The financial impact from these periods of off-hire, if material, is explained in further detail below.

•
The size of our fleet changes. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and sales. Please read “Liquefied Gas Segment” and “Conventional Tanker Segment” below and “Significant Developments in 2017 and Early 2018” above for further details about certain prior and future vessel deliveries and sales.

•
Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to forecast a shortfall in qualified personnel, although weak shipping markets and slowing growth may ease officer shortages. We will continue to focus on our manning and training strategies to meet future needs. In addition, factors such as customer demands for enhanced training and physical equipment, pressure on commodity and raw material prices, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of inflationary and other price escalations; however, increases to operational costs may well occur in the future.

•
Our financial results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as the majority of our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates, foreign exchange rates and spot tanker rates fluctuate relating to our interest rate swaps, interest rate swaptions, cross-currency swaps and to the agreement we have with Teekay Corporation relating to the time charter contract for the Toledo Spirit Suezmax tanker. Please read “Item 18 – Financial Statements: Note 11c – Related Party Transactions” and “Note 12 – Derivative Instruments and Hedging Activities.” The unrealized gains or losses relating to changes in fair value of our derivative instruments do not impact our cash flows.

•
Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, advances from affiliates, and long-term debt) are revalued and reported based on the prevailing exchange rate at the end of the period. These foreign currency translations fluctuate based on the strength of the U.S. Dollar relative mainly to the Euro and NOK and are included in our results of operations. The translation of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange gains or losses but do not impact our cash flows.

•
Two of our consolidated conventional tankers, our consolidated LPG carriers and certain of our LNG and LPG carriers in our equity-accounted joint ventures earned revenues based partly on spot market rates. Our conventional tankers, the European Spirit and African Spirit, our seven wholly-owned LPG carriers, four of our 52%-owned LNG carriers in the Teekay LNG-Marubeni Joint Venture, and certain of our LPG carriers in our 50%-owned Exmar LPG Joint Venture are trading in the spot market. Volatility of spot rates will affect our results from period to period.

Year Ended December 31, 2017 versus Year Ended December 31, 2016
Summary

Our consolidated income from vessel operations decreased to $148.6 million for year ended December 31, 2017, compared to $153.2 million for the year ended December 31, 2016. The primary reasons for this decrease, which are reflected in the table below and described following the table, are as follows:

•
write-downs of the European Spirit, African Spirit, Teide Spirit and Toledo Spirit conventional tankers in 2017, partially offset by a write-down of the Asian Spirit conventional tanker in 2016 and loss on sales of vessels recorded in 2016 upon the charterer, Centrofin Management Inc. (or Centrofin), exercising its purchase options on the Bermuda Spirit and Hamilton Spirit in February 2016 and March 2016, respectively;

•	a decrease in revenue recognized due to non-payment of charter hire relating to our six LPG carriers on charter to Skaugen in 2017; and
•sales of the Bermuda Spirit, Hamilton Spirit and Asian Spirit in April 2016, May 2016 and March 2017, respectively;
partially offset by:

•	deliveries to us of the Creole Spirit, Oak Spirit and Torben Spirit, Macoma, and Murex LNG carrier newbuildings from February 2016 to November 2017.

We manage our business and analyze and report our results from operations on the basis of two business segments: the liquefied gas segment and the conventional tanker segment. Details of the changes to our results from operations for the year ended December 31, 2017 compared to the year ended December 31, 2016 for each of our segments are provided below.
Liquefied Gas Segment
As at December 31, 2017, our liquefied gas segment fleet, including newbuildings, included 50 LNG carriers and 30 LPG/Multigas carriers, in which our interests ranged from 20% to 100%. However, the table below only includes the 18 LNG carriers and seven LPG/Multigas carriers that are accounted for under the consolidation method of accounting.

The table excludes six LNG carrier newbuildings under construction as of December 31, 2017 and the following vessels and other assets accounted for under the equity method: (i) the six MALT LNG Carriers in which we have a 52% ownership interest, (ii) four LNG carriers relating to the Angola LNG project (or the Angola LNG Carriers) in which we have a 33% ownership interest, (iii) four LNG carriers relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers) in which we have a 40% ownership interest, (iv) four LNG carriers, of which three are under construction, in the Pan Union Joint Venture in which we have a 30% ownership interest in two LNG carriers and a 20% ownership interest in the other two LNG carriers, (v) six ARC7 LNG carrier newbuildings in which we have a 50% ownership interest through the Yamal LNG Joint Venture, (vi) two LNG carriers in which we have ownership interests ranging from 49% to 50% with Exmar N.V. (or the Exmar LNG Carriers), (vii) 20 LPG carriers and three LPG carrier newbuildings (or the Exmar LPG Carriers) relating to the Exmar LPG Joint Venture, and (viii) the assets for the development of an LNG receiving and regasification terminal in Bahrain in which we have a 30% ownership interest (or the Bahrain LNG Joint Venture). The comparison of the results from vessels and assets accounted for under the equity method are described below under Other Operating Results – Equity Income.

The following table compares our liquefied gas segment’s operating results for 2017 and 2016, and compares its net voyage revenues (which is a non-GAAP financial measure) for 2017 and 2016, to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2017	2016
Voyage revenues	385,683	336,530	14.6
Voyage expenses	(3,020)	(449)	(572.6)
Net voyage revenues	382,663	336,081	13.9
Vessel operating expenses	(84,928)	(66,087)	28.5
Depreciation and amortization	(95,025)	(80,084)	18.7
General and administrative expenses(1)	(14,034)	(15,310)	(8.3)
Income from vessel operations	188,676	174,600	8.1
Operating Data:
Revenue Days (A)	8,238	7,374	11.7
Calendar-Ship-Days (B)	8,357	7,440	12.3
Utilization (A)/(B)	98.6%	99.1%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied gas segment’s total calendar-ship-days increased by 12.3% to 8,357 days in 2017 from 7,440 days in 2016, as a result of the deliveries of the Creole Spirit and Oak Spirit during 2016 and the deliveries of the Torben Spirit, Macoma, and Murex during 2017. During 2017, three of our consolidated vessels in this segment were off-hire for repairs, two vessels were off-hire for scheduled dry dockings, and the Torben Spirit was idle for three days prior to its charter contract commencement, compared to three consolidated vessels in this segment being off-hire for repairs, and the Creole Spirit and Oak Spirit being idle for 12 days and 15 days, respectively, prior to their charter contract commencements in 2016. As a result, our utilization decreased to 98.6% for 2017, compared to 99.1% in 2016.

Net Voyage Revenues. Net voyage revenues increased during 2017 compared to 2016, primarily as a result of:

•an increase of $16.6 million due to the Oak Spirit charter contract commencing in August 2016;
•an increase of $13.5 million due to the Torben Spirit charter contract commencing in March 2017;

•
an increase of $10.3 million due to the prepaid lease payments received from Skaugen in prior periods, which were previously deferred and then recognized in 2017 upon the termination of the charter contracts for five of our LPG carriers that were on charter with Skaugen;

•an increase of $8.4 million due to the Creole Spirit charter contract commencing in February 2016;

•
an increase of $6.9 million primarily related to additional revenue recognized relating to the accelerated dry docking of two LNG carriers, the costs of which will be recoverable from the charterer, and higher pass-through operating expenses due to timing of main engine maintenance (however, we had corresponding increases in vessel operating expenses relating to the engine maintenance);

•an increase of $3.5 million due to the Macoma charter contract commencing in October 2017;

•
an increase of $3.0 million relating to amortization of in-process contracts recognized as revenue with respect to our shipbuilding and site supervision contract associated with the four LNG newbuilding carriers in the Pan Union Joint Venture (however, we had corresponding increases in vessel operating expenses);

•an increase of $2.4 million due to the Murex charter contract commencing in November 2017; and
•an increase of $1.4 million due to the acquisition of the Sonoma Spirit in April 2017.
partially offset by:

•	a decrease of $15.1 million due to uncertainty of collection for outstanding hire receivable relating to our six LPG carriers on charter to Skaugen in 2017;

•	a decrease of $2.4 million relating to 35 days of unscheduled off-hire in the second quarter of 2017 due to repairs required for one of our LNG carriers; and

•
a net decrease of $0.5 million due to the Hispania Spirit being off-hire for 31 days in the first quarter of 2017 for a scheduled dry docking, partially offset by a reduction in a performance claim recorded in 2016.

Vessel Operating Expenses. Vessel operating expenses increased during 2017 compared to 2016, primarily as a result of:

•	an increase of $6.0 million due to the deliveries of the Creole Spirit, Oak Spirit and Torben Spirit;

•
an increase of $3.1 million due to six LPG carriers, which were previously on bareboat charter contracts, incurring operating expenses following their redelivery to us from Skaugen during 2017, and the acquisition of the Sonoma Spirit;

•
an increase of $3.0 million in relation to our agreement to provide shipbuilding and site supervision costs associated with the four LNG newbuilding carriers in the Pan Union Joint Venture (however, we had corresponding increases in net voyage revenues);

•	an increase of $3.0 million for two of our LNG carriers as a result of the timing of main engine maintenance (however, we had corresponding increases in net voyage revenues); and

•	an increase of $2.0 million for certain of our LNG carriers due to the timing of repairs and maintenance.
Depreciation and Amortization. Depreciation and amortization increased by $14.9 million in 2017 compared to 2016 primarily due to the deliveries of the Creole Spirit,Oak Spirit, Torben Spirit, Macoma, and Murex, and higher dry-dock amortization due to recent dry dockings of our LNG carriers.

Conventional Tanker Segment
As at December 31, 2017, our conventional tanker fleet included four Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker, three of which we own (including the European Spirit and African Spirit which are classified as held for sale) and two of which we lease under capital leases. Three of our five conventional tankers operate under fixed-rate charters; the European Spirit and African Spirit have been trading in the spot market in August and November 2017, respectively, as we continue to market these vessels for sale.

The following table compares our conventional tanker segment’s operating results for 2017 and 2016, and compares its net voyage revenues (which is a non-GAAP financial measure) for 2017 and 2016 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2017	2016
Voyage revenues	46,993	59,914	(21.6)
Voyage expenses	(5,182)	(1,207)	329.3
Net voyage revenues	41,811	58,707	(28.8)
Vessel operating expenses	(18,211)	(22,503)	(19.1)
Depreciation and amortization	(10,520)	(15,458)	(31.9)
General and administrative expenses(1)	(2,507)	(3,189)	(21.4)
Write-down and loss on sale of vessels	(50,600)	(38,976)	29.8
Loss from vessel operations	(40,027)	(21,419)	86.9
Operating Data:
Revenue Days (A)	1,868	2,439	(23.4)
Calendar-Ship-Days (B)	1,904	2,439	(21.9)
Utilization (A)/(B)	98.1%	100.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Our conventional tanker segment's total calendar ship days decreased by 21.9% to 1,904 days in 2017 from 2,439 days in 2016 primarily as a result of the sales of the Bermuda Spirit, Hamilton Spirit and Asian Spirit in April 2016, May 2016 and March 2017, respectively. During 2017 the Asian Spirit was idle for 34 days between the time its firm charter contract ended in January 2017 and the time the vessel was sold and the European Spirit was off-hire for two days for vessel maintenance, compared to no off-hire days during 2016. As a result, our utilization decreased to 98.1% in 2017 compared to 100.0% in 2016.

Net Voyage Revenues. Net voyage revenues decreased during 2017 compared to 2016, primarily as a result of:

•	a decrease of $14.0 million primarily due to the sales of the Bermuda Spirit, Hamilton Spirit, and Asian Spirit;

•
a decrease of $2.1 million as the fixed-rate charter contracts for the European Spirit and African Spirit expired in August and November 2017, respectively, and the vessels earned lower spot rates during the periods after their respective contracts expired; and

•
a decrease of $1.3 million due to lower revenues earned by the Toledo Spirit in 2017 relating to the profit-sharing agreement between us and CEPSA (however, we had a corresponding decrease in our realized loss on our associated derivative contract with Teekay Corporation; therefore, this decrease and future increases or decreases related to this agreement did not and will not affect our cash flow or net income).

Vessel Operating Expenses. Vessel operating expenses decreased during 2017 compared to 2016 primarily as a result of the sales of the Bermuda Spirit, Hamilton Spirit and Asian Spirit.

Depreciation and Amortization. Depreciation and amortization decreased during 2017 compared to 2016 primarily as a result of the sales of the Bermuda Spirit, Hamilton Spirit and Asian Spirit, the reclassification of the European Spirit to held for sale in the second quarter of 2017, and the vessel write-down of the African Spirit recorded in the third quarter of 2017.

Write-down and loss on sale of vessels. During 2017, we recorded write-downs of $50.6 million. During the second quarter of 2017, we recorded a write-down of the European Spirit of $12.6 million to its estimated fair value as we commenced marketing the vessel for sale upon the charterer notifying us it was redelivering the vessel to us upon completion of its charter contract in August 2017. During the third quarter of 2017, we recorded a write-down of the African Spirit of $12.5 million to its estimated fair value as we received notification from the charterer in August 2017 that it would redeliver the vessel to us upon completion of its charter contract in November 2017. In August 2017, the charterer of the Teide Spirit gave formal notification to us of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received. In February 2018, the charterer sold the Teide Spirit and concurrently terminated its existing charter contract with us. The charterer’s cancellation option for the Toledo Spirit is first exercisable in August 2018. Given our prior experience with this charterer, we expect it will also cancel the charter contract and sell the Toledo Spirit to a third party in 2018. We recorded a $25.5 million write-down on a combined basis in respect of the Teide Spirit and Toledo Spirit in 2017. During 2016, we incurred losses on the sales of the Bermuda Spirit and Hamilton Spirit of $27.4 million, and recorded a write-down of $11.5 million to its estimated fair value for the Asian Spirit upon completion of its charter contract and marketing the vessel for sale.
Other Operating Results
General and Administrative Expenses. General and administrative expenses decreased to $16.5 million for 2017, from $18.5 million for 2016, primarily due to lower levels of business development activities in 2017 compared to 2016, which was partially offset by reimbursement from the Bahrain Joint Venture in 2016 of our proportionate share of certain costs we paid, including pre-operation, engineering and financing-related expenses, upon the joint venture securing debt financing in the fourth quarter of 2016.

Equity Income. Equity income decreased to $9.8 million for 2017, from $62.3 million for 2016, as set forth in the table below:

(in thousands of U.S. Dollars)	Year Ended December 31,
	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Pan Union LNG Carriers	Other	Total Equity Income
2017	16,755	7,397	(7,863)	(16,547)	16,324	496	(6,773)	9,789
2016	15,713	9,038	13,674	4,503	19,817	(104)	(334)	62,307
Difference	1,042	(1,641)	(21,537)	(21,050)	(3,493)	600	(6,439)	(52,518)

The $1.0 million increase in our 33% investment in the four Angola LNG Carriers was primarily due to an increase in unrealized gains on non-designated derivative instruments due to mark-to-market changes. The mark-to-market changes resulted from changes in long-term LIBOR benchmark interest rates for interest rate swaps compared to 2016.

The $1.6 million decrease in our 50% investment in the two Exmar LNG Carriers was primarily due to the Excalibur being off-hire in 2017 for a scheduled dry docking.

The $21.5 million decrease in equity income from our 50% ownership interest in Exmar LPG BVBA was primarily due to more vessels trading in the spot market at lower rates during 2017 compared to higher fixed rates earned in 2016. Other factors that caused the decrease include the scheduled dry dockings of the Eupen and Brussels in the second and third quarters of 2017, respectively, vessel write-downs of the Courcheville and Temse recorded in 2017, and the sale of the Brugge Venture in January 2017. These decreases were partially offset by revenues earned from five LPG carrier newbuildings that delivered to the Exmar LPG Joint Venture between February 2016 and July 2017, and a write-down of the Brugge Venture recorded in 2016.

The $21.1 million decrease in equity income from our 52% investment in the MALT LNG Carriers was primarily due to a settlement payment awarded to the joint venture in 2016 for the disputed contract termination relating to the Magellan Spirit, of which our proportionate share was $20.3 million; and a further deferral effective August 2016 of a portion of the charter payments for the Marib Spirit and Arwa Spirit that are chartered to service the YLNG plant in Yemen, which has been closed since 2015. These decreases were partially offset by higher fleet utilization in the second half of 2017 due to commencements of short-term charter contracts for certain vessels which were previously trading in the spot market.

The $3.5 million decrease in equity income from our 40% investment in the RasGas 3 LNG Carriers was primarily due to higher interest expense resulting from the completion of debt refinancing in December 2016.

The $0.6 million increase in equity income from our investment in the Pan Union Joint Venture was primarily due to the delivery of its first LNG carrier newbuilding, the Pan Asia, in October 2017.

The $6.4 million decrease in our other equity-accounted investments was primarily due to unrealized losses on interest rate swaps relating to our 30% ownership interest in the Bahrain LNG Joint Venture in 2017, and higher crew training expenses for the Yamal LNG Joint Venture in preparation for its vessel deliveries commencing in 2018.

Interest Expense. Interest expense increased to $80.9 million for 2017, from $58.8 million for 2016. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to capital leases. This increase was primarily the result of:

•
an increase of $16.3 million primarily relating to interest incurred on the obligations related to capital leases for the Creole Spirit, Oak Spirit, Torben Spirit, Murex, and Macoma commencing upon their deliveries in 2016 and 2017;

•
an increase of $4.6 million as a result of our issuances of NOK bonds in October 2016 and January 2017, net of our NOK bond repurchases in October 2016 and the maturity of certain of the NOK bonds in May 2017; and

•
an increase of $4.1 million as a result of interest expense accretion on the Pan Union Joint Venture crew training and site supervision obligation, and higher LIBOR rates net of debt principal repayments;

partially offset by:

•
a decrease of $4.1 million due to increases in capitalized interest relating to additional advances and capital contributions to the Yamal LNG Joint Venture and Bahrain LNG Joint Venture for newbuilding installments and construction costs.

Realized and Unrealized Loss on Non-Designated Derivative Instruments. Net realized and unrealized losses on non-designated derivative instruments decreased to $5.3 million for 2017, from $7.2 million for 2016 as set forth in the table below.

(in thousands of U.S. Dollars)	Year Ended December 31,
	2017			2016
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(18,825)	12,393	(6,432)	(25,940)	15,627	(10,313)
Interest rate swaption agreements	—	945	945	—	(164)	(164)
Interest rate swaption agreements termination	(610)	—	(610)	—	—	—
Toledo Spirit time-charter derivative	678	110	788	(654)	3,970	3,316
	(18,757)	13,448	(5,309)	(26,594)	19,433	(7,161)

As at December 31, 2017 and 2016, we had interest rate swap agreements, excluding our swap agreements with future commencement dates, with aggregate average net outstanding notional amounts of approximately $837 million and $755 million, respectively, with average fixed rates of 3.5% and 3.8%, respectively. The decreases in realized losses relating to our interest rate swaps from 2016 to 2017 was primarily due to an increase in LIBOR compared to last year, which decreased our settlement payments, and the expiration of certain interest rate swaps, which were not renewed.

During 2017, we recognized unrealized gains on our interest rate swap and swaption agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from reclassification of $10.9 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $2.6 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2017.

During 2017, we also recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from reclassification of $7.9 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $2.8 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates, relative to the beginning of 2017.

The projected forward average tanker rates in the tanker market decreased slightly at December 31, 2017 compared to the beginning of 2017, which resulted in $0.1 million of unrealized gains on our Toledo Spirit time-charter derivative. The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate.

During 2016, we recognized unrealized gains on our interest rate swap and swaption agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from transfers of $17.9 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $3.7 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates relative to the beginning of 2016.

During 2016, we recognized unrealized gains on our interest rate swap agreements associated with our EURO-denominated long-term debt. This resulted from transfers of $8.1 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $6.7 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates, relative to the beginning of 2016.

The projected forward average tanker rates in the tanker market decreased at December 31, 2016 compared to the beginning of 2016, which resulted in $4.0 million of unrealized gains on our Toledo Spirit time-charter derivative.

Please see “Item 5 – Operating and Financial Review and Prospects: Critical Accounting Estimates – Valuation of Derivative Instruments,” which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized gain (loss) on non-designated derivative instruments.

Foreign Currency Exchange Gains. Foreign currency exchange (losses) gains were $(26.9) million and $5.3 million for 2017 and 2016, respectively. These foreign currency exchange (losses) gains are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross-currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For 2017, foreign currency exchange (losses) gains included $(25.7) million of realized losses related to the maturity of our cross-currency swaps associated with the NOK bonds which matured in 2017, $(25.7) million of unrealized losses from the transfer of previously recognized unrealized gains to realized gains related to the maturity of the NOK bonds in 2017, realized losses of $(9.3) million on our cross-currency swaps, the unrealized losses on the revaluation of our NOK-denominated debt of $(17.6) million, and unrealized losses on the revaluation of our Euro-denominated cash, restricted cash and debt of $(23.3) million. These losses were partially offset by realized gains of $25.7 million upon the maturity of our NOK bonds in 2017, $25.7 million unrealized gains from the transfer of previously recognized unrealized losses to realized losses related to our cross-currency swaps associated with the NOK bond which matured in 2017, unrealized gains of $23.3 million on our cross-currency swaps primarily due to appreciation of long-term NOK forward exchange rates and increases in long-term forward NIBOR benchmark interest rates relative to the beginning of 2017.

For 2016, foreign currency exchange gains (losses) included realized gains of $16.8 million on the repurchase of a portion of our NOK bonds maturing in 2017, the transfer of $17.7 million of previously recognized unrealized losses to realized losses related to our cross-currency swaps associated with the NOK bond repurchase, unrealized gains of $11.2 million on our cross-currency swaps primarily due to appreciation of long-term NOK forward exchange rates and increases in long-term forward NIBOR benchmark interest rates relative to the beginning of 2016, and $5.4 million on the revaluation of our Euro-denominated cash, restricted cash and debt. These gains were partially offset by transfers of $(16.8) million of previously recognized unrealized gains to realized gains related to the repurchase of the NOK bonds in October 2016, $(17.7) million of realized losses related to the termination of our cross-currency swaps associated with the NOK bond repurchase, $(9.1) million realized losses on settlements of our cross-currency swaps and a $(2.2) million loss on the revaluation of our NOK-denominated debt.

Other Comprehensive Income (Loss) (or OCI). OCI was $4.0 million in 2017 compared to $2.8 million in 2016, due to changes in the valuation of interest rate swaps accounted for using hedge accounting within the Teekay Nakilat Joint Venture, in which we own a 70% interest, and certain of our equity-accounted joint ventures.
Year Ended December 31, 2016 versus Year Ended December 31, 2015
Liquefied Gas Segment
As at December 31, 2016, our liquefied gas segment fleet, including newbuildings, consisted of 50 LNG carriers and 29 LPG/Multigas carriers, in which our interests ranged from 20% to 100%. However, the table below only includes the 15 LNG carriers and six LPG/Multigas carriers that are accounted for under the consolidation method of accounting, 19 of which we own and two of which we lease under capital leases. The table excludes nine LNG carrier newbuildings under construction as at December 31, 2016 and the following vessels accounted for under the equity method: (i) the six MALT LNG Carriers in which we have a 52% ownership interest, (ii) four Angola LNG Carriers in which we have a 33% ownership interest, (iii) four RasGas 3 LNG Carriers in which we have a 40% ownership interest, (iv) four LNG carrier newbuildings in the Pan Union Joint Venture in which we have a 30% ownership interest in two LNG carrier newbuildings and a 20% ownership interest in the other two LNG carrier newbuildings, (v) six LNG carrier newbuildings relating to the Yamal LNG Joint Venture in which we have a 50% ownership interest, (vi) two Exmar LNG carriers in which we have ownership interests ranging from 49%

to 50%, (vii) 19 Exmar LPG carriers and four Exmar LPG carrier newbuildings relating to our 50/50 joint venture with Exmar, and (viii) the assets for the development of an LNG receiving and regasification terminal related to the Bahrain LNG Joint Venture in which we have a 30% ownership interest. The comparison of the results from vessels accounted for under the equity method are described below under Other Operating Results – Equity Income.

The following table compares our liquefied gas segment’s operating results for 2016 and 2015, and compares its net voyage revenues (which is a non-GAAP financial measure) for 2016 and 2015, to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2016	2015
Voyage revenues	336,530	305,056	10.3
Voyage (expenses) recoveries	(449)	203	321.2
Net voyage revenues	336,081	305,259	10.1
Vessel operating expenses	(66,087)	(63,344)	4.3
Depreciation and amortization	(80,084)	(71,323)	12.3
General and administrative expenses(1)	(15,310)	(19,392)	(21.0)
Income from vessel operations	174,600	151,200	15.5
Operating Data:
Revenue Days (A)	7,374	6,888	7.1
Calendar-Ship-Days (B)	7,440	6,935	7.3
Utilization (A)/(B)	99.1%	99.3%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied gas segment’s total calendar-ship-days increased by 7.3% to 7,440 days in 2016 from 6,935 days in 2015, as a result of the deliveries to us of the Creole Spirit and Oak Spirit on February 18, 2016 and July 19, 2016, respectively. During 2016, one of our consolidated vessels in this segment was off-hire for a scheduled in-water survey, the Creole Spirit was off-hire for 32 days for repairs covered under warranty, and the Creole Spirit and Oak Spirit's time-charter contracts commenced in February and August 2016, respectively, compared to one consolidated vessel in this segment being off-hire for 47 days in 2015. As a result, our utilization decreased to 99.1% for 2016, compared to 99.3% in 2015.

Net Voyage Revenues. Net voyage revenues increased during 2016 compared to 2015, primarily as a result of:

•an increase of $22.4 million as a result of the Creole Spirit charter contract commencing in February 2016;
•an increase of $12.7 million as a result of the Oak Spirit charter contract commencing in August 2016;
•an increase of $2.2 million due to the Polar Spirit being off-hire for 47 days in 2015 for a scheduled dry docking; and

•
an increase of $2.1 million relating to amortization of in-process contracts recognized as revenue with respect to our shipbuilding and site supervision contract associated with the four LNG newbuilding carriers in the Pan Union Joint Venture (however, we had a corresponding increase in vessel operating expenses);

partially offset by:

•	a decrease of $4.5 million due to uncertainty of collection for outstanding hire receivable relating to our six LPG carriers on charter to Skaugen in the fourth quarter of 2016; and

•
a decrease of $2.0 million for our Spanish LNG carriers primarily due to a performance claim related to the Hispania Spirit recorded in the fourth quarter of 2016 and the Catalunya Spirit being off-hire for six days in the first quarter of 2016 for a scheduled in-water survey.

Vessel Operating Expenses. Vessel operating expenses increased during 2016 compared to 2015, primarily as a result of:

•	an increase of $3.9 million due to the delivery of the Creole Spirit;

•	an increase of $2.5 million due to the delivery of the Oak Spirit; and

•
an increase of $2.1 million in relation to our agreement to provide shipbuilding and site supervision costs associated with the four LNG newbuilding carriers in the Pan Union Joint Venture (however, we had a corresponding increase in net voyage revenues);

partially offset by:

•
a decrease of $3.8 million due to the charterer, Teekay Corporation, not being able to find employment for the Arctic Spirit and Polar Spirit for a significant portion of 2016, which permitted us to operate the vessels with a reduced average number of crew on board and reduce the amount of repair and maintenance activities performed; and

•	a decrease of $1.3 million relating to crew training costs for our LNG carrier newbuildings as a result of the deliveries of the Creole Spirit and Oak Spirit.
Depreciation and Amortization. Depreciation and amortization increased by $8.8 million in 2016 compared to 2015 primarily due to the deliveries of the Creole Spirit and Oak Spirit.

Conventional Tanker Segment
As at December 31, 2016, our fleet included five Suezmax-class double-hulled conventional crude oil tankers and one Handymax product tanker, three of which we own, two of which we lease under capital leases, and one vessel held for sale.

The following table compares our conventional tanker segment’s operating results for 2016 and 2015, and compares its net voyage revenues (which is a non-GAAP financial measure) for 2016 and 2015 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2016	2015
Voyage revenues	59,914	92,935	(35.5)
Voyage expenses	(1,207)	(1,349)	(10.5)
Net voyage revenues	58,707	91,586	(35.9)
Vessel operating expenses	(22,503)	(30,757)	(26.8)
Depreciation and amortization	(15,458)	(20,930)	(26.1)
General and administrative expenses(1)	(3,189)	(5,726)	(44.3)
Write-down and loss on sale of vessels	(38,976)	—	100.0
Restructuring charges	—	(4,001)	(100.0)
(Loss) income from vessel operations	(21,419)	30,172	(171.0)
Operating Data:
Revenue Days (A)	2,439	2,884	(15.4)
Calendar-Ship-Days (B)	2,439	2,920	(16.5)
Utilization (A)/(B)	100.0%	98.8%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Our conventional tanker segment's total calendar ship days decreased by 16.5% to 2,439 days in 2016 from 2,920 days in 2015 primarily as a result of the sales of the Bermuda Spirit and Hamilton Spirit in April 2016 and May 2016, respectively. During 2016, none of our vessels in this segment were off-hire for scheduled dry dockings, compared to two of our vessels in this segment being off-hire for a total of 24 days for scheduled dry dockings and another vessel being off-hire for 12 days relating to a crew work stoppage during 2015. As a result, our utilization increased to 100.0% in 2016 compared to 98.8% in 2015.

Net Voyage Revenues. Net voyage revenues decreased during 2016 compared to 2015, primarily as a result of:

•	a decrease of $14.2 million due to the sales of the Bermuda Spirit and Hamilton Spirit in April 2016 and May 2016, respectively;

•	a decrease of $4.4 million due to lower revenues earned by the Teide Spirit relating to the profit-sharing agreement between us and CEPSA;

•
a decrease of $4.2 million in pass-through vessel operating expenses due to the change in crew nationality on board the Alexander Spirit in September 2015 (however, we had a corresponding decrease in vessel operating expenses);

•
a decrease of $4.0 million due to our recovery during 2015 of crew restructuring charges in that amount from the charterer of the Alexander Spirit, who had requested we change the crew nationality on board the vessel (however, because we had a corresponding increase in our restructuring charges, this increase in revenue did not affect our cash flow or net income);

•
a decrease of $3.6 million relating to the European Spirit, African Spirit and Asian Spirit upon the charterer exercising its one-year extension options in September 2015, November 2015 and January 2016, respectively, at lower charter rates than the original charter rates; and

•
a decrease of $2.8 million due to lower revenues earned by the Toledo Spirit in 2016 relating to the profit-sharing agreement between us and CEPSA (however, we had a corresponding decrease in our realized loss on our associated derivative contract with Teekay Corporation; therefore, this decrease and future increases or decreases related to this agreement did not and will not affect our cash flow or net income).

Vessel Operating Expenses. Vessel operating expenses decreased during 2016 compared to 2015 primarily as a result of:

•	a decrease of $4.2 million in crew wages due to the change in crew nationality on board the Alexander Spirit in September 2015 (however, we had a corresponding decrease in net voyage revenues); and

•	a decrease of $3.6 million due to the sales of the Bermuda Spirit and Hamilton Spirit.

Depreciation and Amortization. Depreciation and amortization decreased by $5.5 million during 2016 compared to 2015, primarily as a result of Centrofin exercising its purchase options on the Bermuda Spirit and Hamilton Spirit in February 2016 and March 2016, respectively, and our subsequent sales of these vessels.

Write-down and loss on sale of vessels. During 2016, we incurred a loss on sale of vessels of $27.4 million upon Centrofin exercising its purchase options on the Bermuda Spirit and Hamilton Spirit. In addition, we incurred a loss of $11.5 million when we agreed to sell the Asian Spirit in November 2016. This vessel was classified as held for sale at December 31, 2016.

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
Other Operating Results
General and Administrative Expenses. General and administrative expenses decreased to $18.5 million for 2016, from $25.1 million for 2015, primarily due to reimbursement from the Bahrain Joint Venture in 2016 of our proportionate share of certain costs we paid, including pre-operation, engineering and financing-related expenses, upon the joint venture securing debt financing in the fourth quarter of 2016. A reduced amount of business development activities in 2016 also contributed to the decrease in general and administrative expenses.

Equity Income. Equity income decreased to $62.3 million for 2016, from $84.2 million for 2015, as set forth in the table below:

(in thousands of U.S. Dollars)	Year Ended December 31,
	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Other	Total Equity Income
2016	15,713	9,038	13,674	4,503	19,817	(438)	62,307
2015	16,144	9,332	32,733	4,620	21,527	(185)	84,171
Difference	(431)	(294)	(19,059)	(117)	(1,710)	(253)	(21,864)

The $0.4 million decrease in our 33% investment in the four Angola LNG Carriers was primarily due to decreases in voyage revenues due to the positive impact of charter contract amendments in the second quarter of 2015 to allow for dry docking and operating costs to be passed-through to the charterer, retroactive to the beginning of the charter contract, which was partially offset by scheduled dry dockings for all four vessels in the joint venture in 2015 and higher unrealized gains on non-designated derivative instruments in 2016 as a result of a higher increase in long-term LIBOR benchmark interest rates compared to last year.

Equity income from our 50% ownership interest in Exmar LPG BVBA decreased by $19.1 million primarily due to: more vessels trading in the spot market in 2016 compared to higher fixed rates earned in 2015; the redelivery of the in-chartered vessel Odin back to its owner in November 2015; and the write-down of the Brugge Venture recorded in the fourth quarter of 2016, which was sold in January 2017. These decreases were partially offset by the deliveries to the joint venture of four LPG carrier newbuildings between September 2015 and November 2016.

The slight decrease in equity income from our 52% investment in the MALT LNG Carriers was primarily due to the deferral during 2016 of a significant portion of the charter payments for the Marib Spirit and Arwa Spirit LNG carriers chartered to support the LNG plant in Yemen, and a lower charter rate on the redeployment of the Methane Spirit after its original time-charter contract expired in March 2015. These decreases were partially offset by the settlement payment awarded to us in 2016 for the disputed contract termination relating to the Magellan Spirit, and unscheduled off-hire relating to the Woodside Donaldson to repair a damaged propulsion motor in January 2015.

The $1.7 million decrease in equity income from our 40% investment in the RasGas 3 LNG Carriers was primarily due to the scheduled maturity of the joint venture's interest rate swaps, which resulted in lower unrealized gain on non-designated derivative instruments, which was partially offset by lower combined interest expense and realized loss on non-designated derivative instruments.

Interest Expense. Interest expense increased to $58.8 million for 2016, from $43.3 million for 2015. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to capital leases. This increase was primarily the result of:

•	an increase of $8.0 million relating to interest incurred on the obligation related to capital lease for the Creole Spirit commencing upon its delivery in February 2016;

•	an increase of $4.1 million relating to interest incurred on the obligation related to capital lease for the Oak Spirit commencing upon its delivery in July 2016; and

•	a net increase of $3.3 million due to the combined effect of an increase in LIBOR on our floating-rate debt, and lower principal balances due to debt repayments during 2016 and 2015.

Realized and Unrealized Loss on Non-Designated Derivative Instruments. Net realized and unrealized losses on non-designated derivative instruments decreased to $7.2 million for 2016, from $20.0 million for 2015 as set forth in the table below.

(in thousands of U.S. Dollars)	Year Ended December 31,
	2016			2015
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(25,940)	15,627	(10,313)	(28,968)	14,768	(14,200)
Interest rate swaption agreements	—	(164)	(164)	—	(783)	(783)
Toledo Spirit time-charter derivative	(654)	3,970	3,316	(3,429)	(1,610)	(5,039)
	(26,594)	19,433	(7,161)	(32,397)	12,375	(20,022)

As at December 31, 2016 and 2015, we had interest rate swap agreements, excluding our swap agreements with future commencement dates, with aggregate average net outstanding notional amounts of approximately $755 million and $819 million, respectively, with average fixed rates of 3.8% for both years. The decreases in realized losses relating to our interest rate swaps from 2015 to 2016 was primarily due to an increase in LIBOR compared to last year, which decreased our settlement payments.

During 2016, we recognized unrealized gains on our interest rate swap and swaption agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from transfers of $17.9 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $3.7 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates relative to the beginning of 2016.

During 2016, we recognized unrealized gains on our interest rate swap agreements associated with our EURO-denominated long-term debt. This resulted from transfers of $8.1 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $6.7 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates, relative to the beginning of 2016.

The projected forward average tanker rates in the tanker market decreased at December 31, 2016 compared to the beginning of 2016, which resulted in $4.0 million of unrealized gains on our Toledo Spirit time-charter derivative. The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate.

During 2015, we recognized unrealized gains on our interest rate swap and swaption agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from transfers of $21.0 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $17.1 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates relative to the beginning of 2015.

During 2015, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from transfers of $7.9 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, and $2.2 million of unrealized gains relating to increases in long-term forward EURIBOR benchmark interest rates relative to the beginning of 2015.

The projected forward average tanker rates in the tanker market increased at December 31, 2015 compared to the beginning of 2015, which resulted in $1.6 million of unrealized losses on our Toledo Spirit time-charter derivative.

Please see “Item 5 – Operating and Financial Review and Prospects: Critical Accounting Estimates – Valuation of Derivative Instruments,” which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized loss on non-designated derivative instruments.

Foreign Currency Exchange Gains. Foreign currency exchange gains were $5.3 million and $13.9 million for 2016 and 2015, respectively. These foreign currency exchange gains are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross-currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For 2016, foreign currency exchange gains (losses) included realized gains of $16.8 million on the repurchase of a portion our NOK bonds maturing in 2017, the transfer of $17.7 million of previously recognized unrealized losses to realized losses related to our cross-currency swaps associated with the NOK bond repurchase, unrealized gains of $11.2 million on our cross-currency swaps primarily due to appreciation of long-term NOK forward exchange rates and increases in long-term forward NIBOR benchmark interest rates relative to the beginning of 2016, and $5.4 million on the revaluation of our Euro-denominated cash, restricted cash and debt. These gains were partially offset by transfers of ($16.8) million of previously recognized unrealized gains to realized gains related to the repurchase of the NOK bonds in October 2016, ($17.7) million of realized losses related to the termination of our cross-currency swaps associated with the NOK bond repurchase, ($9.1) million realized losses on settlements of our cross-currency swaps and a ($2.2) million loss on the revaluation of our NOK-denominated debt.

For 2015, foreign currency exchange gains (losses) included the revaluation of our Euro-denominated cash, restricted cash and debt of $25.6 million and the revaluation of our NOK-denominated debt of $54.7 million. These gains were partially offset by realized losses of ($7.6) million on settlements of our cross-currency swaps and unrealized losses of ($57.8) million on our cross-currency swaps primarily due to depreciation of long-term NOK forward exchange rates relative to the beginning of 2015.

Income Tax Expense. Income tax expense decreased to $1.0 million for 2016, from $2.7 million for 2015, primarily as a result of additional income taxes in 2015 from the termination of obligations related to capital leases and refinancing in the Teekay Nakilat Joint Venture.

Other Comprehensive Income (Loss) (or OCI). OCI was $2.8 million in 2016 compared to $(0.6) million in 2015, due to changes in the valuation of interest rate swaps accounted for using hedge accounting within the consolidated Teekay Nakilat Joint Venture and certain of our equity accounted joint ventures. During 2016, we recognized unrealized gains on our interest rate swaps accounted for using hedge accounting relating to increases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2016. During 2015, we recognized unrealized losses on our interest rate swaps accounted for using hedge accounting relating to decreases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2015.
Liquidity and Cash Needs
Our business model is to employ our vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. Our primary liquidity needs for 2018 though 2019 include payment of our quarterly distributions, including payments of distributions on our common units and Series A and Series B Preferred Units, operating expenses, dry-docking expenditures, debt service costs, scheduled repayments of long-term debt, bank debt maturities, committed capital expenditures and the funding of general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, proceeds from debt and capital lease financings, proceeds from equity offerings, and dividends we expect to receive from our equity-accounted joint ventures. For 2018 through 2019, we expect that our existing liquidity, combined with the cash flow we expect to generate from our operations and receive as dividends from our equity-accounted joint ventures, will be sufficient to finance a portion of our liquidity needs, including the equity portion of our committed capital expenditures. Our remaining liquidity needs include the requirement to secure financing for an adequate portion of our committed capital expenditures, to refinance our loan facilities maturing in 2018 and 2019, to repay or refinance our NOK-denominated bonds due in 2018 and, possibly, to fund the potential tax exposure relating to the lease arrangements that the Teekay Nakilat Joint Venture had previously entered into (please read “Item 18 – Financial Statements: Note 13c – Commitments and Contingencies"). Please read “Item 18 – Financial Statements: Note 13b – Commitments and Contingencies” for information about required funding for 2018 through 2019. We already have committed debt financing in place for the following vessels and projects: all three of our wholly-owned LNG carriers under construction (of which one was delivered to us in February 2018) that will be chartered to a wholly-owned subsidiary of Shell; our wholly-owned LNG carrier under conversion to a FSU for the Bahrain LNG Joint Venture; our wholly-owned LNG carrier newbuilding to be chartered on a 13-year charter contract with BP; the three vessels under construction in the Pan Union Joint Venture (of which one was delivered in January 2018) two of the three LPG carrier newbuildings in the Exmar LPG Joint Venture (of which one was delivered in March 2018); the six LNG carriers under construction for the Yamal LNG Joint Venture (of which one was delivered in January 2018); and the assets of the Bahrain LNG Joint Venture formed for the development of an LNG receiving and regasification terminal in Bahrain. We are in the process of securing debt financing for one LPG carrier newbuilding in the Exmar LPG Joint Venture which delivers in 2018, one wholly-owned LNG carrier under construction which delivers in 2019, and for the other requirements described above.

Our annual liquidity needs beyond 2018 are currently expected to decline compared to 2018, as a majority of our capital expenditure commitments relate to 2018. Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings and other debt, as well as our ability to raise debt or equity financing through public or private offerings.

Our revolving credit facilities, term loans and obligations related to capital leases are described in the "Credit Facilities and Capital Leases" section below and in "Item 18 – Financial Statements: Note 5 – Leases and Note 9 – Long-Term Debt".

As at December 31, 2017, our consolidated cash and cash equivalents were $244.2 million, compared to $126.1 million at December 31, 2016. Our total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $433.6 million as at December 31, 2017, compared to $369.8 million as at December 31, 2016. The increase in total consolidated liquidity was primarily due to proceeds from our NOK bond issuance in January 2017, proceeds from our sale-leaseback transactions completed during 2017, the issuance of our Series B Preferred Units in October 2017, and dividends and return of capital received from our equity-accounted joint ventures. These cash proceeds were partially offset by the repayment of NOK bonds in May 2017; funding of our committed projects, including advances and capital contributions in the Bahrain LNG Joint Venture, Yamal LNG Joint Venture and the Pan Union Joint Venture; and an equity contribution into the Teekay LNG-Marubeni Joint Venture upon completion of its debt refinancing in 2017.

As at December 31, 2017, we had a working capital deficit of $484.6 million, which is primarily the result of: an aggregate amount of $236.9 million of our credit facilities being classified as current portion of long-term debt due to their maturity dates in mid-2018; $109.7 million of our NOK bonds being classified as current due to their maturity dates in September 2018; and $49.9 million of current obligations related to capital leases relating to two Suezmax tankers, under which the owner has the option to require us to purchase the vessels. In February 2018, the owner sold the first vessel to a third party and concurrently terminated the charter contract with us. Similarly, we believe that the owner will not exercise its options to require us to purchase the second vessel, but rather we expect that the owner will cancel the charter contract relating to the second vessel when the cancellation right is first exercisable in August 2018 and sell the second vessel to a third party, upon which the remaining lease obligations would be extinguished without any expected cash flow impact directly relating to such extinguishment (please read "Item 5 – Operating and Financial Review and Prospects: Management's Discussion and Analysis of Financial Condition and Results of Operations: Significant Developments in 2017 and Early 2018 - Conventional Tankers"). We expect to manage our working capital deficit primarily with net operating cash flow and dividends from our equity-accounted joint ventures, debt refinancings, sale-leaseback financings, equity issuances such as our recent issuance of preferred units in 2017, and, to a lesser extent, existing undrawn revolving credit facilities. We do not have control over the operations, nor do we have any legal claim to the revenue and expenses of our equity-accounted joint ventures; consequently, the cash flow generated by our equity-accounted joint ventures may not be available for use by us in the period generated.

As described under “Item 4 – Information on the Partnership: B. Operations - Regulations,” passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and gas and reduced demand for our services.

Cash Flows. The following table summarizes our cash flow for the periods presented:

(in thousands of U.S. Dollars)	Year Ended December 31,
	2017	2016	2015
Net cash flow from operating activities	194,465	166,492	239,729
Net cash flow from (used for) financing activities	690,069	200,381	(84,357)
Net cash flow used for investing activities	(766,439)	(343,208)	(212,530)

Operating Cash Flows. Net cash flow from operating activities increased to $194.5 million in 2017 from $166.5 million in 2016, primarily due to the deliveries of our LNG carrier newbuildings and commencement of their charter contracts during 2016 and 2017; an increase in the amount of dividends received from our equity-accounted joint ventures; six days of scheduled off-hire during the first quarter of 2016 due to an in-water survey for the Catalunya Spirit; and the timing of settlement of advances to and from affiliates. These increases were partially offset by the sales of the Bermuda Spirit, Hamilton Spirit and Asian Spirit in April 2016, May 2016 and March 2017, respectively; reduced revenues in 2017 for uncollected hire invoices relating to our six LPG carriers on charter to Skaugen; 35 days of unscheduled off-hire in the second quarter of 2017 due to repairs required for one of our LNG carriers; the Hispania Spirit being off-hire for 31 days in the first quarter of 2017 for a scheduled dry docking; lower spot rates earned by the European Spirit and African Spirit after their fixed-rate charter contracts expired in August and November 2017, respectively; an increased amount of dry-docking expenditures in 2017; and one additional calendar day in the first quarter of 2016.

Net cash flow from operating activities decreased to $166.5 million in 2016 from $239.7 million in 2015, primarily due to a lower aggregate amount of dividends received from our equity-accounted joint ventures, the sales of the Bermuda Spirit and Hamilton Spirit in April 2016 and May 2016, respectively, an increase in restricted cash relating to operating activities, reduced revenues in the fourth quarter of 2016 for uncollected hire invoices relating to our six LPG carriers on charter to Skaugen, lower revenues earned by the Teide Spirit relating to the profit-sharing agreement between us and CEPSA, and lower charter rates on the European Spirit, African Spirit and Asian Spirit. These decreases were partially offset by the commencement of charter contracts for the Creole Spirit and Oak Spirit in February 2016 and August 2016, respectively, fewer off-hire days relating to scheduled dry dockings during 2016, the timing of collection and payments owing from and to our affiliates, and one additional calendar day in 2016.

Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repair and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends received from equity-accounted investments, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period depending on the vessels’ maintenance schedule.

Our equity-accounted joint ventures are generally required to distribute all available cash to their owners. However, the timing and amount of dividends from each of our equity-accounted joint ventures may not necessarily coincide with the operating cash flow generated from each respective equity-accounted joint venture. The timing and amount of dividends distributed by our equity-accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements of the joint ventures, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures and/or as required under financing agreements.

Financing Cash Flows. Net cash flow from financing activities increased to $690.1 million in 2017 from $200.4 million in 2016 primarily as a result of: a total of $374.9 million in lower debt prepayments and repayments as the term loans associated with the sales of the Bermuda

Spirit and Hamilton Spirit were prepaid in 2016; an increase of $301.6 million in proceeds from the sale-leaseback financing transactions completed on our LNG carrier newbuildings during 2017; $43.7 million higher net proceeds from equity offerings due to the issuance of our Series B Preferred Units in October 2017; and a decrease in restricted cash of $15.7 million primarily due to changes in the amount of margin call collateral related to our NOK cross-currency swaps. These increases in cash flows from financing activities were partially offset by: a $215.9 million decrease in net proceeds from the issuance of long-term debt, primarily due to the timing of drawdowns on certain of our existing debt facilities; a $20.4 million increase in capital lease repayments during 2017 due to the sale-leaseback financing transactions completed in 2016 and 2017; and a $11.2 million increase in cash distributions paid as a result of the issuance of our Series A Preferred Units in October 2016.

Net cash flow from (used for) financing activities was $200.4 million in 2016 compared to $(84.4) million in 2015 primarily as a result of $355.3 million proceeds from the sale-leaseback financing transactions completed on the Creole Spirit and Oak Spirit in February and July 2016, respectively, a $210.1 million decrease in cash distributions paid to our common unitholders and General Partner during 2016 due to the decrease in our quarterly distribution to $0.14 per common unit from $0.70 per common unit, higher net proceeds from the issuance of long-term debt of $181.3 million during 2016 primarily relating to the issuance of NOK bonds in October 2016, $85.3 million higher proceeds from equity offerings due to the issuance of preferred units in 2016, and a decrease in restricted cash of $4.7 million for 2016 compared to a $30.3 million increase in restricted cash in 2015, primarily due to changes in the amount of margin call collateral related to our NOK cross-currency swaps. These increases in cash flows from financing activities were partially offset by a $563.3 million increase in scheduled repayments and prepayments of long-term debt in 2016 (primarily due to prepayments of revolving credit facilities, the repurchase of a portion of our NOK bonds, and payments of term loans associated with the sales of the Bermuda Spirit and Hamilton Spirit in April 2016 and May 2016, respectively), and a $17.2 million increase in capital lease repayments due to the sale-leaseback financing transactions completed on the Creole Spirit and Oak Spirit in February 2016 and July 2016, respectively.

Investing Cash Flows. Net cash flow used for investing activities increased to $766.4 million in 2017 compared to $343.2 million in 2016. During 2017, we used $708.6 million in cash, primarily for scheduled newbuilding installment payments and shipbuilding supervision costs for our LNG carrier newbuildings compared to $345.8 million during 2016; in March 2017, we received $20.6 million in proceeds from the sale of the Asian Spirit, compared to $94.3 million from the sales of the Bermuda Spirit and Hamilton Spirit in April 2016 and May 2016, respectively; we contributed $183.9 million to our equity-accounted joint ventures in 2017 compared to $120.9 million during 2016, primarily to fund newbuilding installments in the Yamal LNG Joint Venture and project expenditures for the Bahrain LNG project; and during 2017 our receipts from direct financing leases were decreased by $10.5 million, primarily due to our lease payment deferral agreement with Awilco. These increases in cash used for investing activities were partially offset by $40.3 million and $52.0 million returns of capital we received in 2017 from the RasGas 3 Joint Venture and the Yamal LNG Joint Venture, respectively, upon completion of their debt refinancings, compared to $5.5 million of distributions we received during 2016 as a repayment of a shareholder loan from the Exmar LPG Joint Venture.

Net cash flow used for investing activities increased to $343.2 million in 2016 compared to $212.5 million in 2015. During 2016, we used $345.8 million for capital expenditures, primarily for scheduled newbuilding installment payments and shipbuilding supervision costs for our LNG carrier newbuildings, compared to $192.0 million in 2015. During 2016, we contributed $120.9 million to our equity-accounted joint ventures in 2016 compared to $25.9 million in 2015, primarily to fund newbuilding installments in the Yamal LNG Joint Venture and project expenditures for the Bahrain LNG project. During 2016, we received a $5.5 million repayment of a shareholder loan from the Exmar LPG Joint Venture, compared to a $23.7 million repayment of a shareholder loan from the Exmar LPG Joint Venture during 2015. These increases in cash flow used for investing activities in 2016 were partially offset by $94.3 million in proceeds received from the sales of the Bermuda Spirit and Hamilton Spirit in April 2016 and May 2016, respectively, and an increase of $7.8 million in receipts from direct financing leases due to the timing of payments. There was no change in the amount of the $34.3 million relating to a performance bond placed in 2015 on the Bahrain LNG Joint Venture project.

Credit Facilities and Capital Leases
Our revolving credit facilities, term loans and obligations related to capital leases are described in "Item 18 – Financial Statements: Note 5 – Leases and Note 9 – Long-Term Debt." Our term loans, revolving credit facilities and obligations related to capital leases contain covenants and other restrictions typical of debt financing secured by vessels, including, among others, one or more of the following that restrict the ship-owning subsidiaries from:

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

Certain loan agreements require (a) that minimum levels of tangible net worth and aggregate liquidity be maintained, (b) that we maintain certain ratios of vessel values as it relates to the relevant outstanding loan principal balance, (c) that we do not exceed a maximum amount of leverage and (d) certain of our subsidiaries to maintain restricted cash deposits. As at December 31, 2017, we had two facilities with an aggregate outstanding loan balance of $90.6 million that require us to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios ranging from 110% to 135%, which as at December 31, 2017 ranged from 126% to 243%. The vessel values were determined using a current market value for comparable second-hand vessels. Since vessel values can be volatile, our estimate of market value may not be indicative of either the current or future price that could be obtained if the related vessel was actually sold. Our ship-owning subsidiaries may not, among other things, pay dividends or distributions if they are in default under their term loans or revolving credit facilities. In addition, we guarantee the obligations related to capital leases, which require us to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at December 31, 2017, we and our affiliates were in compliance with all covenants relating to our credit facilities and capital leases.
Contractual Obligations and Contingencies
The following table summarizes our contractual obligations as at December 31, 2017:

	Total	2018	2019	2020	2021	2022	Beyond 2022
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt:(1)
Scheduled repayments	436.0	95.8	73.7	67.8	33.4	52.2	113.1
Repayments at maturity(2)	763.5	207.5	—	158.8	155.3	80.0	161.9
Commitments related to capital leases(3)	1,442.8	162.7	119.6	118.9	117.9	117.1	806.6
Commitments related to operating leases(4)	268.7	23.8	23.9	23.9	23.9	23.9	149.3
Newbuilding installments/shipbuilding supervision(5)	1,891.0	1,125.0	566.8	199.2	—	—	—
Total U.S. Dollar-denominated obligations	4,802.0	1,614.8	784.0	568.6	330.5	273.2	1,230.9
Euro-Denominated Obligations:(6)
Long-term debt(7)	233.0	142.4	10.2	11.0	11.7	12.6	45.1
Total Euro-denominated obligations	233.0	142.4	10.2	11.0	11.7	12.6	45.1
Norwegian Kroner-Denominated Obligations:(6)
Long-term debt(8)	377.9	109.7	—	121.9	146.3	—	—
Total Norwegian Kroner-Denominated obligations	377.9	109.7	—	121.9	146.3	—	—
Totals	5,412.9	1,866.9	794.2	701.5	488.5	285.8	1,276.0

(1)
Excludes expected interest payments of $32.1 million (2018), $26.6 million (2019), $21.6 million (2020), $15.2 million (2021), $11.2 million (2022) and $28.2 million (beyond 2022). Expected interest payments give effect to the refinancing completed in February 2018 of one of our revolving credit facilities and are based on the existing interest rates (fixed-rate loans) and LIBOR at December 31, 2017, plus margins on debt that has been drawn that range up to 3.25% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps or swaptions that we have used as an economic hedge for certain of our variable-rate debt. In addition, the above table does not reflect scheduled debt repayments in our equity-accounted joint ventures.

(2)	The repayment amounts give effect to the February 2018 refinancing of one of our revolving credit facilities maturing in 2018 with a new $197 million revolving facility maturing in 2022.

(3)
Includes, in addition to lease payments, amounts we may be or are required to pay to purchase the leased vessels at the end of their respective lease terms. For two of our ten obligations related to capital leases, the lessor has the option to sell two Suezmax tankers under capital lease to us at any time during the remaining lease terms; however, in this table we have assumed the lessor will not exercise its right to sell the two Suezmax tankers to us until after the lease term expires, which is during 2018. The purchase price for any Suezmax tanker we are required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisfy any such purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to our assuming the financing obligations. Please read “Item 18 - Financial Statements: Note 5 - Leases and Note 19e - Subsequent Events”.

(4)	We have corresponding leases whereby we are the lessor and expect to receive approximately $239.1 million under these leases from 2018 to 2029.

(5)
As of December 31, 2017, we have agreements for the construction of six wholly-owned LNG carrier newbuildings, for which the estimated remaining costs for these newbuildings totaled $804.5 million, including estimated interest and construction supervision fees. We have secured $681 million of financing related to the commitments for five of the six LNG carrier newbuildings included in the table above.

As part of the acquisition of an ownership interest in the Pan Union Joint Venture, we agreed to assume Shell’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund our proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and our proportionate share of newbuilding installments totaled $116.6 million as of December 31, 2017. However, as part of this agreement with Shell, we expect to recover $3.5 million of the shipbuilding supervision and crew training costs from Shell between 2018 and 2020 and the Pan Union Joint Venture has secured financing of $87 million related to our proportionate share of the remaining newbuilding installments as of December 31, 2017.
In July 2014, the Yamal LNG Joint Venture, in which we have a 50% ownership interest, entered into agreements for the construction of six ARC7 LNG carrier newbuildings. As at December 31, 2017, our 50% share of the estimated remaining costs for these six newbuildings totaled $781.3 million. The Yamal LNG Joint Venture has secured debt financing of $816 million related to our proportionate share of the remaining newbuilding installments of which $751 million was undrawn as of December 31, 2017.
The Bahrain LNG Joint Venture, in which we have a 30% ownership interest, is developing an LNG receiving and regasification terminal in Bahrain. The project will be owned and operated under a 20-year agreement commencing in early-2019 with an estimated fully-built up cost of approximately $960.0 million. As at December 31, 2017, our 30% share of the estimated remaining costs is $134.0 million. The Bahrain LNG Joint Venture has secured debt financing of $134 million related to our proportionate share of the estimated remaining construction costs as of December 31, 2017.
The table above includes our proportionate share of the newbuilding costs for three LPG carrier newbuildings scheduled for delivery in 2018 in the Exmar LPG Joint Venture. As at December 31, 2017, our 50% share of the estimated remaining costs for these three newbuildings totaled $54.6 million, including estimated interest and construction supervision fees. The Exmar LPG Joint Venture has secured $56 million of financing related to our proportionate share of the estimated remaining costs for two of the three LPG carrier newbuildings.

(6)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2017.

(7)
Excludes expected interest payments of $1.5 million (2018), $0.2 million (2019), $0.2 million (2020), $0.2 million (2021), $0.2 million (2022) and $0.1 million (beyond 2022). Expected interest payments are based on EURIBOR at December 31, 2017, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of December 31, 2017. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(8)
Excludes expected interest payments of $18.3 million (2018), $15.5 million (2019), $12.7 million (2020) and $5.0 million (2021). Expected interest payments are based on NIBOR at December 31, 2017, plus margins that range up to 7.72%, as well as the prevailing U.S. Dollar/NOK exchange rate as of December 31, 2017. The expected interest payments do not reflect the effect of the related cross-currency swaps that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity-accounted investments are shown in "Item 18 – Financial Statements: Note 6 – Equity-Accounted Investments."
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

The following table presents by segment the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2017. Specifically, the following table reflects all such vessels, except those operating on contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely an impairment would be recognized in the following year. Consequently, the vessels included in the following table generally include those vessels near the end of existing charters or other operational contracts. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

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

(in thousands of U.S. Dollars, except number of vessels) Reportable Segment ___________________________________	Number of Vessels	Market Values(1) $	Carrying Values $
Liquefied Gas Segment(2)	8	226,402	325,125
Conventional Tanker Segment(2)	1	10,776	26,662
Total	9	237,178	351,787

(1)
Market values are determined using reference to second-hand market comparable values as at December 31, 2017. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.

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

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next dry-dock date for a vessel, we will adjust our annual amortization of dry-docking expenditures. Amortization expense of capitalized dry-dock expenditures for 2017, 2016, and 2015 were $13.9 million, $11.5 million, and $10.1 million, respectively. As at December 31, 2017, 2016, and 2015, our capitalized dry-dock expenditures were$22.3 million, $13.9 million, and $10.4 million, respectively. A one-year reduction in the estimated useful lives of capitalized dry-dock expenditures would result in an increase in our current annual amortization by approximately $2.8 million.
Goodwill and Intangible Assets
Description. We allocate the cost of acquired companies, including acquisitions of equity-accounted investments, to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time-charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill and intangibles. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results.

Goodwill is not amortized, but is reviewed for impairment at the reporting unit level on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit to below its carrying value. When goodwill is reviewed for impairment, we may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, we may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Partnership uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

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

At December 31, 2017, we had one reporting unit with goodwill attributable to it. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in Part I – Forward-Looking Statements.

Amortization expense of intangible assets for each of the years 2017, 2016, and 2015 was $8.9 million, $8.9 million, and $8.9 million, respectively. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets.
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

The fair value of our interest and cross-currency swap agreements at the end of each period is most significantly affected by the interest rate implied by the benchmark interest yield curve, including its relative steepness, and forward foreign exchange rates. Interest rates and foreign exchange rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest and cross-currency swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest and foreign exchange rates also materially impact our interest and cross-currency swap agreements.

The fair value of our interest and cross-currency swap agreements is also affected by changes in our specific credit risk included in the discount factor. We discount our interest rate swap agreements with reference to the credit default swap spreads of similarly rated global industrial companies and by considering any underlying collateral. The process of determining credit worthiness requires significant judgment in determining which source of credit risk information most closely matches our risk profile.

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

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See “Item 18 – Financial Statements: Note 12 – Derivative Instruments and Hedging Activities” for the effects on the change in fair value of our derivative instruments on our consolidated statements of income and statements of comprehensive income.
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

Effect if Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax assets would typically increase our net income in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to the deferred tax assets would typically decrease our net income in the period such determination was made. As at December 31, 2017, we had recorded valuation allowances of $38.6 million (2016 – $41.1 million).

Item 6.	Directors, Senior Management and Employees
Management of Teekay LNG Partners L.P.
Teekay GP L.L.C., our General Partner, manages our operations and activities. Unitholders are not entitled to elect the directors of our General Partner or directly or indirectly participate in our management or operation.

Our General Partner has limited fiduciary duties to manage our business in a manner beneficial to us and our partners. Our General Partner is liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly nonrecourse to it. Whenever possible, our General Partner intends to cause us to incur indebtedness or other obligations that are nonrecourse to it.

The directors of our General Partner oversee our operations. Our General Partner has a Corporate Secretary but does not have any other officers. In February 2017, the Partnership and our wholly-owned subsidiary, Teekay LNG Operating L.L.C. (or Opco), entered into a services agreement with Teekay Gas Group Ltd. (or the Service Provider), a subsidiary of Opco. The Service Provider provides services using persons employed by various subsidiaries of Teekay Corporation, including the services of Mark Kremin, the President and CEO of the Service Provider, and Brody Speers, the CFO of the Service Provider. Employees of certain subsidiaries of Teekay Corporation provide, pursuant to other services agreements, various services to us, including in the case of our operating subsidiaries, substantially all of their managerial, operational and administrative services and other technical and advisory services, and in the case of the Partnership, various administrative services. Please read “Item 7 – Major Common Unitholders and Related Party Transactions.”

Those individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Corporation or its affiliates. The various services agreements require the service providers to provide the services diligently and in a commercially reasonable manner.
Directors of Teekay GP L.L.C.
The following table provides information about the directors as at the date of this Annual Report. Directors are elected for one-year terms. The business address of each of our directors listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Ages of the individuals are as of December 31, 2017.

Name	Age	Position
Ida Jane Hinkley	67	Chairperson (1)(2)
Beverlee F. Park	55	Director (1)(2)
Vincent Lok	49	Director
C. Sean Day	68	Director (1)
Joseph E. McKechnie	59	Director (1)(2)

(1)	Member of Corporate Governance Committee.

(2)	Member of Audit Committee and Conflicts Committee

Certain biographical information about each of these individuals is set forth below:

Ida Jane Hinkley was appointed Chair of Teekay GP L.L.C. in June 2015. Ms. Hinkley has served as a Director of Teekay GP L.L.C since 2005. From 1998 to 2001, she served as Managing Director of Navion Shipping AS, a shipping company at that time affiliated with the Norwegian state-owned oil company Statoil ASA (and subsequently acquired by Teekay Corporation in 2003). From 1980 to 1997, Ms. Hinkley was employed by the Gotaas-Larsen Shipping Corporation, an international provider of marine transportation services for crude oil and gas (including LNG), serving as its Chief Financial Officer from 1988 to 1992 and its Managing Director from 1993 to 1997. She currently serves as a non-executive director on the Board of Premier Oil plc, a London Stock Exchange listed oil exploration and production company, and as a non-executive director of Vesuvius plc, a London Stock Exchange listed engineering company. From 2007 to 2008 she served as a non-executive director on the Board of Revus Energy ASA, a Norwegian listed oil company.

Beverlee F. Park joined the Board of Teekay GP L.L.C. in March 2014. From 2000 to 2013, Ms. Park served as COO, Interim CEO, and EVP/CFO at TimberWest, the largest private forest land owner in Western Canada. During this time, Ms. Park also served as President and COO, Couverdon Real Estate, a division of TimberWest. From 2003 to 2010, Ms. Park served as Board Member, Audit Committee Chair of BC Transmission Corp., the entity responsible for the operation and maintenance of 18,000km of electrical transmission in British Columbia and 300 substations. Previously, Ms. Park was employed by BC Hydro, British Columbia’s electricity, transmission and distribution utility company, in a range of senior financial roles and by KPMG. Ms. Park is currently a Board member of InTransit BC, the concessionaire for the 19.5km automated rapid transit line linking downtown Vancouver to Richmond, British Columbia and the Vancouver International Airport. Ms. Park is also a Board Member of SSR Mining Inc. and serves as a member of the company’s Audit Committee and Safety and Sustainability Committee. Ms. Park has extensive experience in a range of operating environments and domestic and offshore markets with specific experience leading shareholder value creation, long term strategic repositioning, operational excellence, risk management, diverse regulatory issues, restructuring and acquisitions/divestitures. Ms. Park is also a member of the TransAlta Corporation board of directors where she is a member of the Audit Committee and the Human Resources Committee. TransAlta is one of Canada’s largest publicly traded wholesale power generators and marketers with assets in Canada, the US and Australia.

Vincent Lok was appointed as a Director of Teekay GP L.L.C. in June 2015. Mr. Lok has served as Teekay Corporation’s Executive Vice President and Chief Financial Officer since 2007. He has held a number of finance and accounting positions with Teekay, including Controller from 1997 until his promotions to the positions of Vice President, Finance in 2002, Senior Vice President and Treasurer in 2004, and Senior Vice President and Chief Financial Officer in 2006. Mr. Lok has also served as the Chief Financial Officer of Teekay Tankers Ltd. from 2007 until December 2017. Prior to joining Teekay, Mr. Lok worked as a Chartered Accountant with Deloitte & Touche LLP. Mr. Lok is also a Chartered Financial Analyst.

C. Sean Day has served on the Teekay GP L.L.C. Board since it was formed in November 2004. Mr. Day served as the Chair of Teekay GP L.L.C. from 2004 to 2015. Mr. Day also served as Chairman of the Board for Teekay Corporation from September 1999 to June 2017, and for Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P., a publicly held partnership previously controlled by Teekay Corporation, since it was formed in August 2006 until June 2017. In June 2017, Mr. Day resigned as Chair of the Boards of Teekay Corporation and Teekay Offshore GP L.L.C. but continues to serve as a director of each entity. He served as Chair of Teekay Tankers Ltd. from 2007 to June 2013. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Kirby Corporation and Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Teekay Corporation’s largest shareholder, to oversee its investments, including that in the Teekay group of companies.

Joseph E. McKechnie joined the board of Teekay GP L.L.C. in February, 2013. Mr. McKechnie is a retired United States Coast Guard Officer, having served for more than 23 years, many of which focused on marine safety and security with an emphasis on LNG. In 2000 he joined Tractebel LNG North America (formerly Cabot LNG) in Boston, Massachusetts as the Vice President of shipping, where he oversaw the LNG shipping operations for the Port of Boston. From 2006 to 2011 Mr. McKechnie was transferred to London and then to Paris to continue his work with SUEZ, (Parent company of Tractebel) and ultimately GDF-SUEZ, as the Senior Vice President of Shipping, and Deputy Head of the Shipping Department. During this period he led a team of seven overseeing a fleet of 18 owned and chartered LNG carriers, operating on a worldwide basis. Mr. McKechnie was instrumental in the oversight of seven new-buildings, four of which were tri-fuel diesel electric, two were designed as shuttle and regasification vessels and one was converted into a FSU. He is a former member of the Board of Directors of Society of International Gas Tankers and Terminal Operators (SIGTTO), and Gaz-Ocean, the GDF-SUEZ Owned LNG vessel operating company. In 2011 he left GDF-SUEZ following the successful merger of GDF and SUEZ, and ultimately formed J.E. McKechnie LLC in early 2011.

Our Management

Our General Partner has a Corporate Secretary but does not have any other officers. In February 2017, we and our wholly-owned subsidiary, Opco, entered into a service agreement with the Service Provider, Teekay Gas Group Ltd., a subsidiary of Opco. The Service Provider provides services using persons employed by various subsidiaries of Teekay Corporation, including the services of Mark Kremin, the President and CEO of Service Provider, and Brody Speers, the CFO of Service Provider. The following table provides certain information about the senior management team that is principally responsible for our operations and their positions in the Service Provider as at the date of this Annual Report. The business address of each of the executive officers of the Service Provider and the Corporate Secretary of our General Partner listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda.

Name	Age	Position
Mark Kremin	47	President and Chief Executive Officer, Teekay Gas Group Ltd.
Brody Speers	34	Chief Financial Officer, Teekay Gas Group Ltd.
Edith Robinson	53	Corporate Secretary, Teekay GP L.L.C.; Corporate Secretary, Teekay Gas Group Ltd.

Mark Kremin was appointed President and CEO of the Service Provider, on February 1, 2017. He was appointed President of Teekay Gas Services in 2015, having acted as its Vice President since 2006. Mr. Kremin has over 20 years of experience in shipping. In 2000, he joined Teekay Corporation as in-house counsel. He subsequently held commercial roles within Teekay Gas Servcies. He represents Teekay Gas on the boards of joint ventures with partners in Asia, Europe and the Middle East. Prior to joining Teekay Corporation, he was an attorney in an admiralty law firm in Manhattan. Prior to attending law school in New York City, he worked for a leading owner and operator of containerships.
Brody Speers was appointed Chief Financial Officer of the Service Provider on February 1, 2017. He joined Teekay Corporation in 2008 and has served in progressive financial positions including roles in Teekay’s Strategic Development and Finance departments. In 2013, he was promoted to Director, Finance, and to VP, Finance on February 1, 2017. He has had responsibility for completing financings for the Teekay Group, with a focus on financings for Teekay Gas Services. He represents Teekay Gas Services on the boards of joint ventures with partners in Asia, Europe and the Middle East. Prior to joining Teekay Corporation, Mr. Speers worked as a Chartered Professional Accountant for an accounting firm in Vancouver, Canada. Mr. Speers is also a Chartered Business Valuator.

Edith Robinson was appointed as the Secretary of our General Partner, Teekay GP L.L.C., in September 2014 and also currently serves as an Associate General Counsel for Teekay Corporation. Ms. Robinson joined Teekay Corporation in 2014. She was appointed Secretary of the Service Provider in February 2017. Prior to joining Teekay Corporation, Ms. Robinson served as the General Counsel for a utility group in Bermuda. She has over twenty years of legal experience and is qualified to practice law in Bermuda, Ontario Canada, and England. Ms. Robinson has an MBA from Cornell University in addition to her legal qualifications.
Annual Executive Compensation
From January 1, 2017 to January 31, 2017, Peter Evensen served as our Chief Executive Officer and Chief Financial Officer. Because Mr. Evensen was an employee of Teekay Corporation, his compensation (other than any awards under the long-term incentive plan described below) was set and paid by Teekay Corporation, and we reimbursed Teekay Corporation for time he spent on partnership matters. Our General Partner did not appoint any executive officers to replace Mr. Evensen. Instead, we and Opco entered into a service agreement pursuant to which the Service Provider provides us, Opco and our other subsidiaries with certain services, including those of the Service Provider's CEO, Mark Kremin and its CFO, Brody Speers.
During 2017, the aggregate amount for which we reimbursed Teekay Corporation for compensation expenses of the former Chief Executive Officer and Chief Financial Officer of the General Partner, excluding any long-term incentive plan awards issued directly by the Partnership as described below, was $0.9 million. The amounts were paid in U.S. Dollars. Teekay Corporation’s annual bonus plan, in which the former CEO and CFO of the General Partner participated, considers both company performance and team performance.
Compensation of Directors
Officers of our General Partner or Teekay Corporation who also serve as directors of our General Partner do not receive additional compensation for their service as directors. During 2017, each non-management director received compensation for attending meetings of the Board of Directors, as well as committee meetings. Non-management directors received a director fee of $50,000 and common units with a value of approximately $70,000 for the 2017 year. The Chair received an additional annual fee of $37,500 and common units with a value of approximately $87,500. In addition, members of the audit, conflicts and corporate governance committees each received a committee fee of $5,000 for the 2017 year, and the chairs of the audit, conflicts and corporate governance committees each received an additional fee of $12,000, for serving in that role. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2017, the four non-management directors received, in the aggregate, $311,500 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. In March 2017, our General Partner’s Board of Directors granted to the five non-management directors an aggregate of 17,345 common units.
2005 Long-Term Incentive Plan
Our General Partner adopted the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan for employees and directors of and consultants to our General Partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. In 2017, the General Partner awarded 60,809 restricted units to the Teekay Corporation employees who provide services to our business. The restricted units vest evenly over a three-year period from the grant date.
Board Practices
Teekay GP L.L.C., our General Partner, is responsible for the management of our operations and activities. Unitholders are not entitled to elect the directors of our General Partner or directly or indirectly participate in our management or operation.

Our General Partner’s board of directors (or the Board) currently consists of five members. Directors are appointed to serve until their successors are appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under “Investors – Teekay LNG Partners L.P. - Governance” from the home page of our web site at www.teekay.com. During 2017, the Board held six meetings. Each director attended all Board meetings, with the exception of one director who did not attend one Board meeting. The members of the Audit Committee, Conflicts Committee and Corporate Governance Committee attended all meetings.

Audit Committee. The Audit Committee of our General Partner is composed of at least three directors, each of whom must meet the independence standards of the New York Stock Exchange (or NYSE) and the SEC. This committee is comprised of directors Beverlee F. Park (Chair), Ida Jane Hinkley, and Joseph E. McKechnie. All members of the committee are financially literate and the Board has determined that Ms. Park qualifies as the audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of our consolidated financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and independent auditors.

Conflicts Committee. The Conflicts Committee of our General Partner is comprised of Beverlee F. Park (Chair), Joseph E. McKechnie and Ida Jane Hinkley. The members of the Conflicts Committee may not be officers or employees of our General Partner or directors, officers or employees of its affiliates, and must meet the heightened NYSE and SEC director independence standards applicable to audit committee membership and certain other requirements.

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

Corporate Governance Committee. The Corporate Governance Committee of our General Partner is composed of at least two directors, a majority of whom must meet the director independence standards established by the NYSE. This committee is currently comprised of directors Joseph E. McKechnie (Chair), C. Sean Day, Ida Jane Hinkley, and Beverlee F. Park.

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
Crewing and Staff
As of December 31, 2017, approximately 1,800 seagoing staff served on our consolidated and equity-accounted for vessels that were managed by subsidiaries of Teekay Corporation and nine staff served on-shore in technical, commercial and administrative roles in various countries, compared to approximately 1,700 seagoing staff and nine on-shore staff as of December 31, 2016 and approximately 1,800 seagoing staff and 11 on-shore staff as of December 31, 2015. Certain subsidiaries of Teekay Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries, and Teekay Corporation subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please read “Item 7 – Major Common Unitholders and Related Party Transactions.”

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

Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. Teekay Corporation has agreed to allow our personnel to participate in its training programs. Teekay Corporation’s cadet training approach is designed to balance academic learning with hands-on training at sea. Teekay Corporation has relationships with training institutions in Canada, Croatia, India, Latvia, Norway, Philippines, Turkey and the United Kingdom. After receiving formal instruction at one of these institutions, our cadets’ training continues on board one of our vessels. Teekay Corporation also has a career development plan that we follow, which was designed to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety. As such, we have a LNG training facility in Glasgow that serves this purpose.
Common Unit Ownership
The following table sets forth certain information regarding beneficial ownership, as of December 31, 2017, of our common units by all directors and officers of our General Partner. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any units that the person has the right to acquire as of March 1, 2018 (60 days after December 31, 2017) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the common units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned (3)
All directors and officers of Teekay GP L.L.C. as a group (9 persons) (1) (2)	126,383	0.16%

(1)
Excludes units owned by Teekay Corporation which controls us and on the board of which serves the director of our General Partner, C. Sean Day. Vincent Lok, another director of our general partner is also the Executive Vice President and Chief Financial Officer of Teekay Corporation. Please read “Item 7 – Major Common Unitholders and Related Party Transactions" for more detail.

(2)
Each director, executive officer and key employee beneficially owns less than 1% of the outstanding common units. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power.

(3)	Based on 79,626,819 of common units outstanding as of December 31, 2017. Excludes the 2% general partner interest held by our General Partner, a wholly-owned subsidiary of Teekay Corporation.
Item 7. Major Common Unitholders and Related Party Transactions
Major Common Unitholders
The following table sets forth information regarding beneficial ownership, as of December 31, 2017, of our common units by each person we know to beneficially own more than 5% of the outstanding common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of March 1, 2018 (60 days after December 31, 2017) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned (1)
Teekay Corporation (1)	25,208,274	31.7%
FMR LLC(2)	7,962,681	10.0%
OppenheimerFunds, Inc.(3)	5,014,317	6.3%
Cobas Asset Management, SGIIC, SA(4)	4,020,774	5.0%

(1)	Based on 79,626,819 of common units outstanding as of December 31, 2017. Excludes the 2% general partner interest held by our General Partner, a wholly owned subsidiary of Teekay Corporation.

(2)	FMR LLC has the sole dispositive power, and has voting power as to 10,900 of these common units. This information is based on the Schedule 13G filed by this group with the SEC on February 13, 2018.

(3)
OppenheimerFunds, Inc., an investment advisor, has shared voting power and shared dispositive power as to 5,014,317 common units. This information is based on the Schedule 13G/A filed by this group with the SEC on February 7, 2018.

(4)	Cobas Asset Management, SGIIC, SA has sole and shared voting power as to 4,020,774 common units. This information is based on the Schedule 13G filed by this group with the SEC on June 23, 2017.

As of April 1, 2018, we had 14 common unitholders of record located in the United States, one of which is Cede & Co., a nominee of The Depository Trust Company, which held an aggregate of 79,602,694 of our common units, representing approximately 99.9% of our outstanding common units. Cede & Co is the sole holder of record of our Series A Preferred Units and our Series B Preferred Units. We believe that the common and preferred units held by Cede & Co. include units beneficially owned by both holders in the United States and outside the United States.

Teekay Corporation has the same voting rights with respect to common units it owns as our other common unitholders. We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.
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

Noncompetition. Under the omnibus agreement, Teekay Corporation and Teekay Offshore have agreed, and have caused their controlled affiliates (other than us) to agree, not to own, operate or charter LNG carriers. This restriction does not prevent Teekay Corporation, Teekay Offshore or any of their controlled affiliates (other than us) from, among other things:

•
acquiring LNG carriers and related time-charters as part of a business and operating or chartering those vessels if a majority of the value of the total assets or business acquired is not attributable to the LNG carriers and related time-charters, as determined in good faith by the board of directors of Teekay Corporation or the conflicts committee of the board of directors of Teekay Offshore’s general partner; however, if at any time Teekay Corporation or Teekay Offshore completes such an acquisition, it must offer to sell the LNG carriers and related time-charters to us for their fair market value plus any additional tax or other similar costs to Teekay Corporation or Teekay Offshore that would be required to transfer the LNG carriers and time-charters to us separately from the acquired business;

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

b)
Peter Evensen was the President and Chief Executive Officer of Teekay Corporation, the Chief Executive Officer and Chief Financial Officer of Teekay Offshore GP L.L.C. and Teekay GP L.L.C., and a Director of Teekay Corporation, Teekay GP L.L.C., Teekay Offshore GP L.L.C. and Teekay Tankers Ltd. through January 31, 2017.

Because Mr. Evensen was an employee of a subsidiary of Teekay Corporation, his compensation (other than any awards under the long-term incentive plan) was set and paid by the Teekay Corporation subsidiary. Pursuant to our partnership agreement, we reimbursed Teekay Corporation for time spent by Mr. Evensen on our partnership matters.

Vincent Lok joined the board of Teekay GP L.L.C. as a director in June 2015. Mr. Lok is also Executive Vice President and Chief Financial Officer of Teekay Corporation and until December 2017, the Chief Financial Officer of Teekay Tankers Ltd.

C. Sean Day was the Chair of our General Partner since it was formed in November 2004 until June 2015 and continues to serve as a director. Mr. Day also served as the Chair of Teekay Corporation and Teekay Offshore GP L.L.C. He resigned as Chair of those two entities in June 2017 but continues to serve as a director of each entity.

c)
On February 1, 2017, we and our wholly-owned subsidiary, Opco, entered into a service agreement with the Service Provider, a management services company that is a subsidiary of Opco. The Service Provider provides services using persons employed by various subsidiaries of Teekay Corporation, including the services of Mark Kremin, the President and CEO of Service Provider, and Brody Speers, the CFO of Service Provider. In addition, we have entered into various service agreements with certain direct and indirect subsidiaries of Teekay Corporation pursuant to which those subsidiaries provide to us various services including, in the case of the operating subsidiaries, substantially all of their managerial, operational and administrative services (including vessel maintenance, crewing, crew training, purchasing, shipyard supervision, insurance and financial services) and other technical and advisory services, and in the case of Teekay LNG Partners L.P., various administrative services.  Because Mr. Kremin and Mr. Speers and the other persons providing services to us and our subsidiaries are employees of various subsidiaries of Teekay Corporation, their compensation (other than any awards under the long-term incentive plan) is set and paid by the Teekay Corporation subsidiary that employs them. Pursuant to our agreements with Teekay Corporation and its subsidiaries, we have agreed to reimburse Teekay Corporation for time spent by such persons on providing services to us and our subsidiaries.

Please read “Item 18. – Financial Statements: Note 11 – Related Party Transactions” for a description of our various related-party transactions.

Item 8.	Financial Information

A.	Consolidated Financial Statements and Other Financial Information
Consolidated Financial Statements and Notes
Please see “Item 18 – Financial Statements” for additional information required to be disclosed under this Item.
Legal Proceedings
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us, other than those set forth in "Item 18. - Financial Statements: Notes 13c and 13d - Commitments and Contingencies".
Cash Distribution Policy for Common Unitholders
Rationale for Our Cash Distribution Policy
Our general cash distribution policy reflects a basic judgment that our common unitholders are better served by our distributing our cash available after expenses and reserves rather than our retaining it. However, commencing with our distribution on common units relating to the fourth quarter of 2015, we significantly reduced the amount of our quarterly per common unit cash distributions. Global crude oil prices have significantly declined since mid-2014 and that decline has contributed to depressed natural gas prices. These declines in energy prices, combined with other factors beyond our control, adversely affected energy and master limited partnership capital markets and available sources of financing. Based on capital requirements for committed growth projects and scheduled debt repayment obligations, coupled with weakness in the energy and master limited partnership capital markets, the board of directors of our General Partner believes it is in the best interests of our unitholders to retain more of our internally generated cash flows to fund these projects and to reduce debt levels. As a result, in December 2015, we reduced our quarterly distributions on our common units. This reduction in the amount of common unit distributions to establish cash reserves for these purposes is consistent with our cash distribution policy and the terms of our partnership agreement, which requires that we distribute all of our Available Cash within approximately 45 days after the end of each quarter.
Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy
There is no guarantee that common unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•
Our common unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute Available Cash on a quarterly basis, which is subject to our General Partner’s broad discretion to establish reserves (including, among others, reserves for future capital expenditures and our anticipated future credit needs) and other limitations (including as required by law, credit facilities or other agreements or obligations).

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

•
Under Section 51 of The Marshall Islands Limited Partnership Act, we may not make a distribution to unitholders to the extent that at the time of the distribution, after giving effect to the distribution, all of our liabilities, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specified property of ours, exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

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

Incentive Distribution Rights
Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of Available Cash from operating surplus (as defined in our partnership agreement) after the minimum quarterly distribution to our common unitholders and the target distribution levels have been achieved. Our General Partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

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

During 2017 and 2016, cash distributions were below $0.4625 per common unit and, consequently, the assumed distribution of net income was based on the limited partners' and General Partner’s ownership percentage for the purposes of the net income per common unit calculation. During 2015, cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per common unit calculation.

B.	Significant Changes
Please read “Item 18 – Financial Statements: Note 19 – Subsequent Events.”

Item 9.	The Offer and Listing
Our common units are listed on the NYSE under the symbol “TGP”. The following table sets forth the high and low prices for our common units on the NYSE for each of the periods indicated.

Years Ended	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013
High	$20.40	$16.94	$43.38	$47.49	$45.42
Low	$14.05	$7.92	$8.80	$33.02	$37.73

Quarters Ended	Mar. 31, 2018	Dec. 31, 2017	Sept. 30, 2017	June 30, 2017	Mar. 31, 2017	Dec. 31, 2016	Sept. 30, 2016	June 30, 2016	Mar. 31, 2016
High	$21.65	$20.40	$19.10	$18.15	$19.90	$16.94	$15.81	$15.02	$14.80
Low	$17.60	$16.75	$15.55	$14.05	$14.25	$13.06	$9.47	$10.30	$7.92

Months Ended	Mar. 31, 2018	Feb. 28, 2018	Jan. 31, 2018	Dec. 31, 2017	Nov. 30, 2017	Oct. 31, 2017
High	$19.45	$20.15	$21.65	$20.40	$18.50	$18.70
Low	$17.60	$17.75	$19.30	$17.55	$16.75	$16.95

Our Series A Preferred Units are listed on the NYSE under the symbol “TGPPA”. The following table sets forth the high and low prices for our Series A Preferred Units on the NYSE for each of the periods indicated.

Years Ended	Dec. 31, 2017	Dec. 31, 2016 (1)
High	$26.36	$25.06
Low	$23.52	$22.66

Quarters Ended	Mar. 31, 2018	Dec. 31, 2017	Sept. 30, 2017	June 30, 2017	Mar. 31, 2017	Dec. 31, 2016 (1)
High	$25.74	$26.27	$26.36	$25.65	$25.60	$25.06
Low	$24.36	$25.05	$24.85	$24.74	$23.52	$22.66

Months Ended	Mar. 31, 2018	Feb. 28, 2018	Jan. 31, 2018	Dec. 31, 2017	Nov. 30, 2017	Oct. 31, 2017
High	$24.45	$25.60	$25.74	$25.95	$25.81	$26.27
Low	$24.42	$24.36	$25.21	$25.05	$25.40	$25.42

(1)Period from October 10, 2016, when the Series A Preferred Units started trading on the NYSE, to December 31, 2016.

Our Series B Preferred Units are listed on the NYSE under the symbol “TGPPB”. The following table sets forth the high and low prices for our Series B Preferred Units on the NYSE for each of the periods indicated.

Years Ended	Dec. 31, 2017 (1)
High	$25.16
Low	$24.36

Quarters Ended	Mar. 31, 2018	Dec. 31, 2017 (1)
High	$24.85	$25.16
Low	$23.10	24.36

Months Ended	Mar. 31, 2018	Feb. 28, 2018	Jan. 31, 2018	Dec. 31, 2017	Nov. 30, 2017	Oct. 31, 2017 (2)
High	$24.12	$24.64	$24.85	$24.94	$25.00	$25.16
Low	$23.10	$23.35	$24.30	$24.38	$24.36	$24.76

(1)Period from October 18, 2017, when the Series B Preferred Units started trading on the NYSE, to December 31, 2017.
(2)Period from October 18, 2017, when the Series B Preferred Units started trading on the NYSE, to October 31, 2017.

Item 10.	Additional Information
Memorandum and Articles of Association
The information required to be disclosed under Item 10B is incorporated by reference to our Registration Statement on Form 8-A/A filed with the SEC on April 13, 2018.
Material Contracts
The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

(a)
Amended and Restated Omnibus agreement with Teekay Corporation, Teekay Offshore, our General Partner and related parties. Please read “Item 7 – Major Common Unitholders and Related Party Transactions” for a summary of certain contract terms.

(b)
We and certain of our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide administrative services to the Partnership and administrative, advisory, technical, strategic consulting services, business development and ship management services to operating subsidiaries for a reasonable fee that includes reimbursement of these direct and indirect expenses incurred in providing these services. Please read “Item 7 – Major Common Unitholders and Related Party Transactions” for a summary of certain contract terms.

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

(d)	Amended Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan. Please read “Item 6 – Directors, Senior Management and Employees” for a summary of certain plan terms.

(e)	Purchase Agreement, dated November 2005, between Teekay LNG Partners L.P. and Teekay Shipping Corporation for the acquisition of Asian Spirit L.L.C., African Spirit L.L.C. and European Spirit L.L.C.

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

(h)
Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG I, Ltd., BNP Paribas S.A., and various other banks. The Buyer Credit bears interest at LIBOR plus a margin of 0.78% and the Commercial Loan bears interest at LIBOR plus a margin of 1.30%. In addition, a commitment fee will be charged at the rate of 0.25% and 0.45% on undrawn and uncancelled amounts of the Buyer Credit and Commercial Loan, respectively. The amount available under the facilities reduces quarterly by amounts ranging from $1.2 million to $2.5 million. The Commercial Loan is due by one installment on maturity in 2023.

(i)
Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG II, Ltd., BNP Paribas S.A., and various other banks. The Buyer Credit bears interest at LIBOR plus a margin of 0.78% and the Commercial Loan bears interest at LIBOR plus a margin of 1.30%. In addition, a commitment fee will be charged at the rate of 0.25% and 0.45% on undrawn and uncancelled amounts of the Buyer Credit and Commercial Loan, respectively. The amount available under the facilities reduces quarterly by amounts ranging from $1.2 million to $2.5 million. The Commercial Loan is due by one installment on maturity in 2023.

(j)
Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG III, Ltd., BNP Paribas S.A., and various other banks. The Buyer Credit bears interest at LIBOR plus a margin of 0.78% and the Commercial Loan bears interest at LIBOR plus a margin of 1.30%. In addition, a commitment fee will be charged at the rate of 0.25% and 0.45% on undrawn and uncancelled amounts of the Buyer Credit and Commercial Loan, respectively. The amount available under the facilities reduces quarterly by amounts ranging from $1.2 million to $2.5 million. The Commercial Loan is due by one installment on maturity in 2023.

(k)
Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG IV, Ltd., BNP Paribas S.A., and various other banks. The Buyer Credit bears interest at LIBOR plus a margin of 0.78% and the Commercial Loan bears interest at LIBOR plus a margin of 1.30%. In addition, a commitment fee will be charged at the rate of 0.25% and 0.45% on undrawn and uncancelled amounts of the Buyer Credit and Commercial Loan, respectively. The amount available under the facilities reduces quarterly by amounts ranging from $1.2 million to $2.5 million. The Commercial Loan is due by one installment on maturity in 2024.

(l)
Agreement dated October 27, 2009, for a U.S. $122,000,000 Credit Facility that is secured by the LPG carriers and multigas carriers chartered to I.M. Skaugen SE. Interest payments under the facility are based on three months LIBOR plus 2.75% and require quarterly payments. This loan facility is collateralized by first priority mortgages on the five vessels to which the loans relate, together with certain other related security and is guaranteed by us. The loans have varying maturities through 2018.

(m)
Agreement dated September 30, 2011, for a EURO 149,933,766 Credit Facility between Naviera Teekay Gas IV S.L.U., ING Bank N.V. and various other banks. This facility bears interest at EURIBOR plus a margin of 2.25%. The amount available under the facility reduces monthly by amounts ranging from $0.4 million to $0.7 million, with a bullet reduction of $104.4 million on maturity in 2018. The loan facility is guaranteed by us.

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

(r)
Agreement dated June 28, 2013, for a U.S. $160,000,000 Loan Facility between Malt Singapore Pte. Ltd. and Commonwealth Bank of Australia. The loan bears interest at LIBOR plus a margin of 2.60%. The facility requires quarterly repayments, with a bullet payment on maturity in 2021.

(s)	Agreement dated August 30, 2013, for NOK 900,000,000, Senior Unsecured Bonds due September 2018 between Teekay LNG Partners L.P. and Norsk Tillitsmann ASA.

(t)
Agreement dated July 7, 2014; Teekay LNG Operating L.L.C. entered into a shareholder agreement with China LNG Shipping (Holdings) Limited to form TC LNG Shipping L.L.C. in connection with the Yamal LNG Project.

(u)
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

(v)
Agreement dated December 17, 2014, for a U.S. $450,000,000 Secured Loan Facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ. The loan bears interest at LIBOR plus a margin of 1.85%. The facility requires quarterly repayments, with a bullet payment in 2026.

(w)	Agreement dated May 18, 2015, for NOK 1,000,000,000, Senior Unsecured Bonds due May 2020 between Teekay LNG Partners L.P. and Nordic Trustee ASA.

(x)
Amending and Restating Agreement dated June 5, 2015, for a U.S. $460,000,000 Secured Loan Facility between Exmar LPG BVBA, Nordea Bank Norge ASA and various other banks. The loan bears interest at LIBOR plus a margin of 1.90%. The facility requires quarterly repayments with a balloon payment in 2021. The loan facility is guaranteed by us and Exmar based on our proportionate ownership percentages in Exmar LPG BVBA.

(y)
Agreement dated May 4, 2016, for a U.S. $60,000,000 secured loan facility between African Spirit L.L.C., European Spirit L.L.C. and Asian Spirit L.L.C., and Scotiabank Europe plc. The loan bears interest at LIBOR plus a margin of 1.65%. The facility requires quarterly repayments with a balloon payment in May 2019.

(z)
Agreement dated November 15, 2016, for a U.S. $730,000,000 Secured Loan Facility between Bahrain LNG W.L.L. and Standard Chartered Bank and various other banks. The loan bears interest at LIBOR plus a margin ranging from 1.50% to 3.60% over the agreement duration. The facility requires semi-annual repayments 12 months after the estimated scheduled commercial start date in February 2019, with a balloon payment in 2036.

(aa)
Agreement dated December 21, 2016, for a U.S. $723,200,000 Secured Loan Facility between Teekay Nakilat (III) Corporation and Qatar National Bank SAQ. The loan bears interest at LIBOR plus a margin of 2.25% for the first 12 months and 2.50% thereafter. The facility requires quarterly repayments, with a balloon payment in 2026.

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
Taxation
Marshall Islands Tax Consequences. We and our subsidiaries do not, and we do not expect that we or they will, conduct business, operations, or transactions in the Republic of The Marshall Islands. Consequently, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation under current Marshall Islands law, other than taxes, fines, or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands (ii) filing certificates (such as certificates of incumbency, merger, or re-domiciliation) with The Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, The Marshall Islands registrar, or (iv) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax, or (v) non-compliance with requests made by the Marshall Islands registrar of corporations relating to our books and records and the books and records of our subsidiaries. As a result, distributions by our subsidiaries to us will not be subject to Marshall Islands taxation. In addition, because all documentation related to our initial public offering and follow-on offerings were executed outside of the Republic of The Marshall Islands, under current Marshall Islands law, no taxes or withholdings are imposed by the Republic of The Marshall Islands on distributions, including upon a return of capital, made to unitholders, so long as such persons are not citizens of and do not reside in, maintain offices in, nor engage in business, operations, or transactions in the Republic of The Marshall Islands. Furthermore, no stamp, capital gains or other taxes are imposed by the Republic of The Marshall Islands on the purchase, ownership or disposition by such persons of our common units.

United States Tax Consequences. The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to unitholders who are individual citizens or residents of the United States. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay LNG Partners L.P.

This discussion is limited to unitholders who hold their units as capital assets for tax purposes. This discussion does not address all tax considerations that may be important to a particular unitholder in light of the unitholder’s circumstances, or to certain categories of unitholders that may be subject to special tax rules, such as:

•	dealers in securities or currencies;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	persons whose functional currency is not the U.S. Dollar;

•	persons holding our units as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	persons subject to the alternative minimum tax;

•	persons that actually or under applicable constructive ownership rules own 10% or more of our units (by vote or value); and

•	entities that are tax-exempt for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our units, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our units should consult their tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our units.

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each unitholder is urged to consult its tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our units.
Classification as a Partnership
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

Section 7704 of the Code provides that a publicly traded partnership generally will be treated as a corporation for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to a publicly traded partnership whose “qualifying income” represents 90% or more of its gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including liquefied natural gas. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We have received a ruling from the IRS that we requested in connection with our initial public offering that the income we derive from transporting LNG and crude oil pursuant to time charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704. Furthermore, final Treasury Regulations issued early last year specifically provide that income derived from the transportation of LNG, crude oil and products derived therefrom pursuant to time charters is qualifying income. However, in furtherance of Executive Orders issued by the current administration, the U.S. Treasury Department has initiated a comprehensive review of all tax regulations. Should the final regulations be withdrawn or otherwise deemed inapplicable, we would need to continue to rely on the ruling that we received from the IRS. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively.

We estimate that less than 5% of our current income is not qualifying income and therefore we believe that we will be treated as a partnership for U.S. federal income tax purposes. However, this estimate could change from time to time for various reasons. Because we have not received an IRS ruling or an opinion of counsel that any (1) income we derive from transporting crude oil, natural gas and products thereof, including LNG, pursuant to bareboat charters or (2) income or gain we recognize from foreign currency transactions, is qualifying income, we currently are not treating income from those sources as qualifying income. Under some circumstances, such as a significant change in foreign currency rates, the percentage of income or gain from foreign currency transactions in relation to our total gross income could be substantial. We do not expect income or gains from these sources and other income or gains that are not qualifying income to constitute 10% or more of our gross income for U.S. federal income tax purposes. However, it is possible that the operation of certain of our vessels pursuant to bareboat charters could, in the future, cause our non-qualifying income to constitute 10% or more of our future gross income if such vessels were held in a pass-through structure. In order to preserve our status as a partnership for U.S. federal income tax purposes, we have received a ruling from the IRS that effectively allows us to conduct our bareboat charter operations in a subsidiary corporation.
Status as a Partner
The treatment of unitholders described in this section applies only to unitholders treated as partners in us for U.S. federal income tax purposes. Common unitholders who have been properly admitted as limited partners of Teekay LNG Partners L.P. will be treated as partners in us for U.S. federal income tax purposes. In addition, although there is no direct controlling authority with respect to our preferred units, we will treat preferred unitholders who have been properly admitted as limited partners of Teekay LNG Partners L.P. as partners for U.S. federal income tax purposes and the discussion in this Annual Report assumes that the preferred units will be treated as partnership interests. Other U.S. tax consequences would result if, contrary to our treatment of the preferred units as partnership interests, our preferred units were to be treated as indebtedness for U.S. federal income tax purposes.

Assignees of units who have executed and delivered transfer applications, and are awaiting admission as limited partners and unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as partners in us for U.S. federal income tax purposes.

The status of assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, is unclear. In addition, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive some U.S. federal income tax information or reports furnished to record holders of units, unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.

Under certain circumstances, a beneficial owner of units whose units have been loaned to another may lose its status as a partner with respect to those units for U.S. federal income tax purposes.

In general, a person who is not a partner in a partnership for U.S. federal income tax purposes is not required or permitted to report any share of the partnership’s income, gain, deductions or losses for such purposes, and any cash distributions received by such a person from the partnership therefore may be fully taxable as ordinary income. Unitholders are urged to consult their tax advisors with respect to their status as partners in us for U.S. federal income tax purposes.
Consequences of Unit Ownership
Flow-through of Taxable Income. Each unitholder is required to include in computing its taxable income its allocable share of our items of income, gain, loss, deduction and credit for our taxable year ending with or within its taxable year, without regard to whether we make corresponding cash distributions to it. Our taxable year ends on December 31. Consequently, we may allocate income to a unitholder as of December 31 of a given year, and the unitholder will be required to report this income on its tax return for its tax year that ends on or includes such date, even if it has not received a cash distribution from us as of that date. As discussed further below under “—Allocation of Income,

Gain, Loss, Deduction and Credit,” we do not expect to allocate any income, gain, loss, deduction or credit in respect of our preferred units except in limited circumstances.

In addition, certain U.S. unitholders who are individuals, estates or trusts currently are required to pay an additional 3.8% tax on, among other things, the income allocated to them. Unitholders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our units.

Treatment of Distributions. Except as described below with respect to distributions in respect of preferred units, distributions by us to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes to the extent of its tax basis in its common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of common units, taxable in accordance with the rules described under “-Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease its share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, it must recapture any losses deducted in previous years.

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

We will treat distributions on our preferred units (including the distribution of any accumulated and previously unpaid distributions upon our liquidation) as guaranteed payments for the use of capital that generally will be taxable to preferred unitholders as ordinary income and will be deductible by us. Distributions on the preferred units will accrue and be paid quarterly to preferred unitholders who hold their preferred units on the last day of each calendar quarter. However, it is not entirely certain that this treatment would be respected by the IRS. Consequently, it is possible that a preferred unitholder could recognize taxable income from the accrual of a guaranteed payment even in the absence of a contemporaneous distribution. Preferred unitholders should consult their tax advisors as to the amount and timing of taxable income with respect to their preferred units.

Certain U.S. preferred unitholders who are individuals, estates or trusts currently are required to pay an additional 3.8% tax on, among other things, guaranteed payments for the use of capital. Preferred unitholders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our Preferred units.

Tax Basis of Units. A unitholder’s initial U.S. federal income tax basis for its units will be the amount it paid for the units plus its share of our nonrecourse liabilities. That tax basis will be increased by its share of our income and by any increases in its share of our nonrecourse liabilities and by its share of our tax-exempt income, if any, and decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in its share of our nonrecourse liabilities and by its share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on its share of profits, of our nonrecourse liabilities.

A preferred unitholder will not be allocated any of our nonrecourse liabilities and distributions made by us, to the extent treated as guaranteed payments, will not affect a preferred unitholder’s tax basis. Accordingly, except in certain limited situations, as discussed below under “-Allocation of Income, Gain, Loss, Deduction and Credit,” a preferred unitholder’s tax basis with respect to preferred units is not expected to change. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests. Preferred unitholders who also own common units should consult their tax advisors with respect to determining the tax basis in their units.

Limitations on Deductibility of Losses. The deduction by a unitholder of its share of our losses will be limited to the tax basis in its units and, in the case of an individual unitholder or a corporate unitholder more than 50% of the value of the stock of which is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations (or a Closely Held Corporation), to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than its tax basis. In general, a unitholder will be at risk to the extent of the tax basis of its units, excluding any portion of that basis attributable to its share of our nonrecourse liabilities, reduced by any amount of money it borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder must recapture losses deducted in previous years to the extent that distributions cause its at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that its tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess suspended loss above that gain is no longer utilizable.

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

In addition to the limitations described above, non-corporate taxpayers may only deduct business losses up to the gross income or gain attributable to such trade or business plus $250,000 ($500,000 for unitholders filing jointly). Amounts that may not be deducted in a taxable year may be carried forward into the following taxable year. This limitation shall be applied after the passive loss limitations and, unless amended, applies only to taxable years beginning prior to December 31, 2025.

Dual consolidated loss restrictions also may apply to limit the deductibility by a corporate unitholder of losses we incur. Corporate unitholders are urged to consult their own tax advisors regarding the applicability and effect to them of dual consolidated loss restrictions.

Limitations on Interest Deductions.

Our ability to deduct interest on our indebtedness allocable to our trade or business will be limited to an amount equal to the sum of (i) our (or our applicable subsidiaries’) business interest income during the taxable year and (ii) 30% of our (or our applicable subsidiaries’) adjusted taxable income for such taxable year. If we (or our subsidiaries) are not entitled to fully deduct business interest in any taxable year, such excess interest expense will be allocated to each unitholder as excess business interest and can be carried forward by the unitholder to successive taxable years and used to offset any excess taxable income allocated by us to such unitholder in future taxable years. Any excess business interest expense allocated to a unitholder will reduce such unitholder’s tax basis in our units in the year of the allocation even if the expense does not give rise to a deduction to the unitholder in that year.

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

Preferred unitholders will be allocated loss to the extent of their positive capital accounts only after the capital accounts of the general partner and the common unitholders have been reduced to zero. In general, the capital account with respect to a preferred unit will be equal to the liquidation preference of the preferred unit, or $25.00, without regard to the price paid for such units, but will have an initial tax basis with respect to the preferred unit equal to the price paid for such unit. To the extent the purchase price paid for a preferred unit exceeds the liquidation preference of such unit, we will have income that will be allocated to our general partner and the holders of units other the preferred units in accordance with their percentage interest. In the event that a preferred unitholder is allocated net loss with respect to a taxable year, such preferred unitholder will be allocated items of income and gain in the earliest succeeding taxable year or years in which there are items of income and gain to the extent necessary to restore its capital account with respect to each preferred unit to equal the liquidation preference. Except as specifically provided in this paragraph, we do not expect to allocate any income or loss in respect of our preferred units.

Specified items of our income, gain, loss and deduction will be allocated to account for any difference between the tax basis and fair market value of any property held by the partnership immediately prior to an offering of units, referred to in this discussion as “Adjusted Property.” The effect of these allocations to a unitholder purchasing units in an offering essentially will be the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

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

•	the type of interest held by the partner;

•	its relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

A unitholder’s taxable income or loss with respect to a unit each year will depend upon a number of factors, including (1) the nature and fair market value of our assets at the time the holder acquired the unit, (2) whether we issue additional units or we engage in certain other transactions and (3) the manner in which our items of income, gain, loss, deduction and credit are allocated among our partners. For this purpose, we determine the value of our assets and the relative amounts of our items of income, gain, loss, deduction and credit allocable to our unitholders and our General Partner as holder of the incentive distribution rights by reference to the value of our interests, including the incentive distribution rights. The IRS may challenge any valuation determinations that we make, particularly as to the incentive distribution rights, for which there is no public market. Moreover, the IRS could challenge certain other aspects of the manner in which we determine the relative allocations made to our unitholders and to the General Partner as holder of our incentive distribution rights. A successful IRS challenge to our valuation or allocation methods could increase the amount of net taxable income and gain realized by a unitholder with respect to a unit.

Section 754 Election. We have made an election under Section 754 of the Code to adjust a unit purchaser’s U.S. federal income tax basis in our assets (or inside basis) to reflect the purchaser’s purchase price (or a Section 743(b) adjustment). The Section 743(b) adjustment belongs to the purchaser and not to other unitholders and does not apply to unitholders who acquire their units directly from us. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) its share of our tax basis in our assets (or common basis) and (2) its Section 743(b) adjustment to that basis.

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
Tax Treatment of Operations
Accounting Method and Taxable Year. We use the calendar year as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss, deduction and credit (and, for preferred unitholders, its income from our guaranteed payments) for our taxable year ending within or with its taxable year. In addition, a unitholder who disposes of all of its units must include its share of our income, gain, loss, deduction and credit through the date of disposition in income for its taxable year that includes the date of disposition, with the result that a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of more than one year of our income, gain, loss, deduction and credit in income for the year of the disposition. Similarly, a preferred unitholder that has a taxable year ending on a date other than December 31 and that disposes of all its units following the close of our taxable year but before the close of its taxable year will be required to include in income for its taxable year income from more than one year of guaranteed payments.

Asset Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The U.S. federal income tax burden associated with any difference between the fair market value of our assets and their tax basis immediately prior to an offering of units will be borne by the general partner and the existing limited partners.

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

The U.S. federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets at the time (a) the unitholder acquired its unit, (b) we issue additional units or (c) we engage in certain other transactions. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
Disposition of Units
Recognition of Gain or Loss. In general, gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis in the units sold. A unitholder’s amount realized will be measured by the sum of the cash, the fair market value of other property received by it and, in the case of a common unitholder, its share of our nonrecourse liabilities. Because the amount realized by a common unitholder includes a common unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash or property received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a common unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the common unitholder’s tax basis in that common unit, even if the price received is less than its original cost. Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit generally will be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than one year generally will be taxed at preferential tax rates. Capital loss may offset capital gains and, in the case of an individual, up to $3,000 of ordinary income per year.

A portion of a common unitholder’s amount realized may be allocable to “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation and amortization recapture. A common unitholder will recognize ordinary income or loss to the extent of the difference between the portion of the common unitholder’s amount realized allocable to unrealized receivables or inventory items and the common unitholder’s share of our basis in such receivables or inventory items. Ordinary income attributable to unrealized receivables, inventory items and depreciation or amortization recapture may exceed net taxable gain realized upon the sale of a common unit and may be recognized even if a net taxable loss is realized on the sale of a common unit. Thus, a common unitholder may recognize both ordinary income and a capital loss upon a sale of common units. Because preferred unitholders generally are not expected to be allocated a share of our items of depreciation, depletion or amortization, it is not anticipated that preferred unitholders would be required to recharacterize any portion of their gain as ordinary income as a result of these rules. However, it is uncertain as to whether a portion of their gain may be required to be recharacterized as ordinary income to the extent that it represents the accrued but unpaid portion of the guaranteed payment to be paid on the next distribution date.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

In addition, certain U.S. unitholders who are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, capital gain from the sale or other disposition of their units. Unitholders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our units.

Allocations Between Transferors and Transferees. In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the common unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the common unitholders on the first business day of the month in which that gain or loss is recognized. As a result of the foregoing, a common unitholder transferring common units may be allocated income, gain, loss, deduction and credit realized after the date of transfer. A common unitholder who owns common units at any time during a calendar quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss, deductions and credit attributable to months within that quarter in which the common units were held but will not be entitled to receive that cash distribution. Treasury Regulations allow a similar monthly simplifying convention. However, such regulations do not specifically authorize all aspects of the proration method we have adopted. If the IRS were to challenge our proration method, we may be required to change the allocation of items of income, gain, loss and deduction among our common unitholders. Because preferred unitholders generally are not expected to be allocated a share of our items of depreciation, depletion or amortization, it is not anticipated that preferred unitholders would be affected by the proration method we have adopted.

Holders of preferred units owning preferred units as of the close of the applicable exchange on the last business day of a calendar quarter (or the Allocation Date) will be entitled to receive the distribution of the guaranteed payment payable with respect to their preferred units for that quarter on the next distribution payment date. Purchasers of preferred units after the Allocation Date will therefore not be entitled to a cash distribution on their preferred units until the next Allocation Date.

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
Foreign Tax Credit Considerations
Subject to detailed limitations set forth in the Code, a unitholder may elect to claim a credit against its liability for U.S. federal income tax for its share of foreign income taxes (and certain foreign taxes imposed in lieu of a tax based upon income) paid by us. Income allocated to unitholders generally will constitute foreign source income for purposes of the U.S. foreign tax credit limitation. The rules relating to the determination of the foreign tax credit are complex and unitholders are urged to consult their tax advisors to determine whether or to what extent they would be entitled to such credit. A unitholder who does not elect to claim foreign tax credits may instead claim a deduction for its share of foreign taxes paid by us.
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

Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income (or UBTI). Virtually all of our income allocated to a unitholder that is such a tax-exempt organization will be UBTI to it subject to U.S. federal income tax. As described above, we will treat distributions on the preferred units as guaranteed payments for the use of capital. The treatment of guaranteed payments for the use of capital to tax-exempt investors is not certain because there is no direct controlling authority on such treatment. Accordingly, such guaranteed payments may be treated as UBTI. Preferred unitholders that are tax-exempt organizations are encouraged to consult with their tax advisors regarding the tax consequences to them of the receipt of guaranteed payments for the use of capital.

A non-U.S. unitholder may be subject to a 4% U.S. federal income tax on its share of the U.S. source portion of our gross income attributable to transportation that begins or ends (but not both) in the United States, unless either (a) an exemption applies and it files a U.S. federal income tax return to claim that exemption or (b) that income is effectively connected with the conduct of a trade or business in the United States (or U.S. effectively connected income). The applicability of this tax to the guaranteed payments made to preferred unitholders is uncertain. However, we believe that preferred unitholders would be treated as receiving an allocable share of the U.S. source portion of our transportation income and, therefore, may be subject to this tax. For this purpose, transportation income includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo. The U.S. source portion of our transportation income is deemed to be 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently a non-U.S. unitholder would not be subject to U.S. federal income tax with respect to our transportation income attributable to such voyages. Although the entire amount of transportation income from voyages that begin and end in the United States would be fully taxable in the United States, we currently do not expect to have a material amount of transportation income from voyages that begin and end in the United States.

A non-U.S. unitholder may be entitled to an exemption from the 4% U.S. federal income tax or a refund of tax withheld on U.S. effectively connected income that constitutes transportation income if any of the following applies: (1) such non-U.S. unitholder qualifies for an exemption from this tax under an income tax treaty between the United States and the country where such non-U.S. unitholder is resident; (2) in the case of an individual non-U.S. unitholder, it qualifies for the exemption from tax under Section 872(b)(1) of the Code as a resident of a country that grants an equivalent exemption from tax to residents of the United States; or (3) in the case of a corporate non-U.S. unitholder, it qualifies for the exemption from tax under Section 883 of the Code (or the Section 883 Exemption) (for the rules relating to qualification for the Section 883 Exemption, please read below under “— Possible Classification as a Corporation — The Section 883 Exemption”).

We may be required to withhold U.S. federal income tax, computed at the highest statutory rate, from cash distributions to non-U.S. unitholders with respect to their shares of our income that is U.S. effectively connected income. Our transportation income generally should not be treated as U.S. effectively connected income unless we have a fixed place of business in the United States and substantially all of such transportation income is attributable to either regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to the fixed place of business in the United States. While we do not expect to have any regularly scheduled transportation or a fixed place of business in the United States, there can be no guarantee that this will not change. If we were to earn any U.S. effectively connected income, we believe a non-U.S. unitholder (including a non-U.S. preferred unitholder) would be treated as being engaged in such business and would be required to file a U.S. federal income tax return to report its U.S. effectively connected income (including its share of any such income earned by us) and to pay U.S. federal income tax, or claim a credit or refund for tax withheld on such income. Further, unless an exemption applies, a non-U.S. corporation investing in units may be subject to a branch profits tax, at a 30% rate or lower rate prescribed by a treaty, with respect to its U.S. effectively connected income. A portion of any gain recognized on the sale or other disposition of a unit by a non-U.S. unitholder may be treated as U.S. effectively connected income to the extent of the portion of a unitholder’s distributive share which would have given rise to U.S. effectively connected income if we had sold all of our assets at their fair market value as of the date of the sale or disposition. In addition, the transferee of an interest in a partnership that is engaged in a U.S. trade or business is generally required to withhold 10% of the amount realized by the transferor unless the transferor certifies that it is not a foreign person, and we are required to deduct and withhold from the transferee amounts that should have been withheld by the transferees but were not withheld. However, the IRS has suspended the application of this withholding rule to open market transfers of interest in publicly traded partnerships until further guidance is provided, pending promulgation of regulations that address the amount to be withheld, the reporting necessary to determine such amount and the appropriate party to withhold such amounts, but it is not clear if or when such regulations will be issued.

Non-U.S. unitholders must apply for and obtain a U.S. taxpayer identification number in order to file U.S. federal income tax returns and must provide that identification number to us for purposes of any U.S. federal income tax information returns we may be required to file. Non-U.S. unitholders are encouraged to consult their tax advisors regarding the U.S. federal, state, local and other tax consequences of an investment in units and any filing requirements related thereto.
Functional Currency
We are required to determine the functional currency of any of our operations that constitute a separate qualified business unit (or QBU) for U.S. federal income tax purposes. For purposes of the foreign currency rules, a QBU includes a separate trade or business owned by a partnership in the event separate books and records are maintained for that separate trade or business. The functional currency of a QBU is determined based upon the economic environment in which the QBU operates. Thus, a QBU whose revenues and expenses are primarily determined in a currency other than the U.S. Dollar will have a non-U.S. Dollar functional currency. We believe our principal operations constitute a QBU whose functional currency is the U.S. Dollar, but certain of our operations constitute separate QBUs whose functional currencies are other than the U.S. Dollar. Any transactions conducted by us other than in the U.S. Dollar or by a QBU other than in its functional currency may give rise to foreign currency exchange gain or loss. The U.S. Treasury Department and the IRS have issued regulations relating to the amount of foreign currency translation gain or loss. However, these regulations do not address the application of the foreign currency translation gain and loss rules to partnerships such as us, and the preamble to these regulations indicates that further regulations will be developed under a separate project. As a result, the manner in which foreign currency translation gain or loss may be recognized by unitholders is uncertain. Despite this uncertainty, based upon our current projections of the capital invested in and profits of the non-U.S. Dollar QBUs and the different ways in which foreign currency translation gain or loss could be recognized, we believe that only a nominal amount of foreign currency translation gain or loss would be recognized each year. Unitholders are urged to consult their tax advisors for specific advice regarding the application of the rules for recognizing foreign currency translation gain or loss.
Information Returns and Audit Procedures
We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific U.S. federal income tax information, including a document in the form of IRS Form 1065, Schedule K-1, which sets forth its share of our items of income, gain, loss, deductions and credits as computed for U.S. federal income tax purposes and, with respect to a preferred unitholder, the amount of the preferred unitholder’s guaranteed payments, for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of such items of income, gain, loss, deduction and credit. We cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. We cannot assure unitholders that the IRS will not successfully contend that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

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

For years in which we file or are required to file U.S. federal income tax information returns, we will be treated as a separate entity for purposes of any U.S. federal income tax audits, as well as for purposes of judicial review of administrative adjustments by the IRS and tax settlement proceedings. For taxable years beginning prior to January 1, 2018, the tax treatment of partnership items of income, gain, loss, deduction and credit will be determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names Teekay GP L.L.C. as our Tax Matters Partner.

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

The procedures for auditing large partnerships and for assessing and collecting taxes due (including applicable penalties and interest) for taxable years beginning after December 31, 2017, have been altered. Unless we are eligible to (and choose to) elect to issue revised schedules K-1 to our partners with respect to an audited and adjusted return, the IRS may assess and collect taxes (including any applicable penalties and interest) directly from us in the year in which the audit is completed under the new rules. If we are required to pay taxes, penalties and interest as the result of audit adjustments, cash available for distribution to our unitholders may be substantially reduced. In addition, because payment would be due for the taxable year in which the audit is completed, unitholders during that taxable year would bear the expense of the adjustment even if they were not unitholders during the audited taxable year. Pursuant to this new legislation, we will designate a person (our General Partner) to act as the partnership representative who shall have the sole authority to act on behalf of the partnership with respect to dealings with the IRS under these new audit procedures.

A unitholder must file a statement with the IRS identifying the treatment of any item on its U.S. federal income tax return that is not consistent with the treatment of the item on an information return that we file. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.
Special Reporting Requirements for Owners of Non-U.S. Partnerships
A U.S. person who either contributes more than $100,000 to us (when added to the value of any other property contributed to us by such person or a related person during the previous 12 months) or following a contribution owns, directly, indirectly or by attribution from certain related persons, at least a 10% interest in us, is required to file IRS Form 8865 with its U.S. federal income tax return for the year of the contribution to report the contribution and provide certain details about himself and certain related persons, us and any persons that own a 10% or greater direct interest in us. We will provide each unitholder with the necessary information about us and those persons who own a 10% or greater direct interest in us along with the Schedule K-1 information described previously.

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

In addition, individual citizens or residents of the United States who hold certain specified foreign financial assets, including units in a foreign partnership not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000, on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult their tax advisors regarding the potential application of this disclosure requirement.

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
Possible Classification as a Corporation
If we fail to meet the Qualifying Income Exception described above with respect to our classification as a partnership for U.S. federal income tax purposes, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as a non-U.S. corporation for U.S. federal income tax purposes. If previously treated as a partnership, our change in status would be deemed to have been effected by our transfer of all of our assets, subject to liabilities, to a newly formed non-U.S. corporation, in return for stock in that corporation, and then our distribution of that stock to our unitholders and other owners in liquidation of their interests in us. Unitholders that are U.S. persons would be required to file IRS Form 926 to report these deemed transfers and any other transfers they made to us while we were treated as a corporation and would be required to recognize gain, if any, for U.S. federal income tax purposes. Substantial penalties may apply for failure to satisfy these reporting requirements, unless the person otherwise required to report shows such failure was due to reasonable cause and not willful neglect.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss, deduction and credit would not pass through to unitholders. Instead, we would be subject to U.S. federal income tax based on the rules applicable to foreign corporations, not partnerships, and such items would be treated as our own. In addition, Section 743(b) adjustments to the basis of our assets would no longer be available to purchasers in the marketplace. Subject to the discussion of passive foreign investment companies (or PFICs) below, any distribution made to a unitholder would be treated as taxable dividend income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits would be treated first as a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and taxable capital gain thereafter. Dividends paid on our units to U.S. unitholders who are individuals, estates or trusts generally would be treated as “qualified dividend income” that is subject to tax at preferential capital gain rates, subject to certain holding period and other requirements. In addition, certain U.S. unitholders who are individuals, estates or trusts would be required to pay an additional 3.8% tax on the dividends and distributions taxable as capital gain paid to them.

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

Fifty percent (50%) of Transportation Income that either begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) is considered to be derived from sources within the United States. Transportation Income that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) is considered to be 100% derived from sources within the United States. Transportation Income exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

Based on our current operations and the operations of our subsidiaries, we expect substantially all of our Transportation Income to be from sources outside the United States and not subject to U.S. federal income tax. In addition, we believe that we have not earned a material amount of U.S. Source Domestic Transportation Income, and we expect that we will not earn a material amount of such income in future years. However, in the event we were treated as a corporation, if we or any of our subsidiaries does earn U.S. Source International Transportation Income or U.S. Source Domestic Transportation Income, our income or our subsidiaries’ income would be subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below, unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

In the event we were treated as a corporation, we do not believe that we would be able to qualify for the Section 883 Exemption and therefore our U.S. Source International Transportation Income would not be exempt from U.S. federal income taxation.

Net Basis Tax and Branch Profits Tax. If we were to be treated as a corporation and if the Section 883 Exemption does not apply, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, if we were classified as a corporation, we do not anticipate that any of our U.S. Source

International Transportation Income would be treated as Effectively Connected Income. However, there is no assurance that we would not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income if we were classified as a corporation. U.S. Source Domestic Transportation Income generally would be treated as Effectively Connected Income. However, we do not anticipate that a material amount of our income has been, or will be, U.S. Source Domestic Transportation Income.

Any income that we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate for 2018 onwards is 21%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us if we were classified as a corporation.

On the sale of a vessel that has produced Effectively Connected Income, we generally would be subject to the net basis and branch profits taxes with respect to our gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The 4% Gross Basis Tax. If we were to be treated as a corporation and if the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we would be subject to a 4% U.S. federal income tax on our U.S. Source International Transportation Income, without benefit of deductions. We estimate that, in this event, we would be subject to less than $900,000 of U.S. federal income tax in 2018 and in each subsequent year (in addition to any U.S. federal income taxes on our subsidiaries, as described below) based on the amount of U.S. Source International Transportation Income we earned for 2017 and our expected U.S. Source International Transportation Income for 2018 and subsequent years. The amount of such tax for which we would be liable in any year in which we were treated as a corporation for U.S. federal income tax purposes would depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
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

If we were to be treated as a PFIC for any taxable year during which a unitholder owns units, a U.S. unitholder generally would be subject to special rules (regardless of whether we continue thereafter to be a PFIC) resulting in increased tax liability with respect to (1) any “excess distribution” (i.e., the portion of any distributions received by a unitholder on our common units in a taxable year in excess of 125% of the average annual distributions received by the unitholder in the three preceding taxable years or, if shorter, the unitholder’s holding period for the units) and (2) any gain realized upon the sale or other disposition of units. Under these rules:

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

Taxation of Our Subsidiary Corporations
Our subsidiary Teekay LNG Holdco L.L.C. is wholly-owned by a U.S. partnership and our subsidiary Teekay BLT Finance Corporation is 69% indirectly owned by Teekay LNG Holdco L.L.C.. Each of these entities has been classified as a corporation for U.S. federal income tax purposes and is subject to U.S. federal income tax based on the rules applicable to foreign corporations described above under “Possible Classification as a Corporation - Taxation of Operating Income,” including, but not limited to, the 4% gross basis tax or the net basis tax if the Section 883 Exemption does not apply. We believe that the Section 883 Exemption would apply to our corporate subsidiaries only to the extent that it would apply to us if we were to be treated as a corporation. As such, we believe that the Section 883 Exemption did not apply for 2017 and will not apply in 2018 or subsequent years and therefore, the 4% gross basis tax applied to our subsidiary corporation in 2017 and will apply to our subsidiary corporation in 2018 and subsequent years. In this regard, we estimate that we will be subject to approximately $100,000 or less of U.S. federal income tax in 2018 and in each subsequent year based on the amount of U.S. Source International Transportation Income our corporate subsidiary earned for 2017 and its expected U.S. Source International Transportation Income for 2018 and subsequent years. The amount of such tax for which it would be liable for any year will depend upon the amount of income earned from voyages into or out of the United States in such year, which, however, is not within its complete control.

As non-U.S. entities classified as corporations for U.S. federal income tax purposes, Teekay LNG Holdco L.L.C. and Teekay BLT Finance Corporation could be considered PFICs. However, we have received a ruling from the IRS that Teekay LNG Holdco L.L.C. will be classified as a controlled foreign corporation (or a CFC) rather than a PFIC as long as it is wholly-owned by a U.S. partnership and we believe that Teekay BLT Finance Corporation will also be classified as a CFC rather than a PFIC because our U.S. partnership indirectly owns 69% of Teekay BLT Finance Corporation.

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

Canadian Federal Income Tax Considerations. The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (or the Canada Tax Act) that we believe are relevant to holders of units who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty), are at all relevant times resident in the United States and entitled to all of the benefits of the Canada – U.S. Treaty and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all. This discussion assumes that Teekay LNG Partners L.P. is, and will continue to be, classified as a partnership for United States federal income tax purposes.

Teekay LNG Partners L.P. is considered to be a partnership under Canadian federal income tax law and therefore not a taxable entity for Canadian income tax purposes. A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gains allocated by Teekay LNG Partners L.P. to the U.S. Resident Holder in respect of such U.S. Resident Holder’s units, provided that for purposes of the Canada-U.S. Treaty, (a) Teekay LNG Partners L.P. does not carry on business through a permanent establishment in Canada and (b) such U.S. Resident Holder does not hold such units in connection with a business carried on by such U.S. Resident Holder through a permanent establishment in Canada.

A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gain from the sale, redemption or other disposition of such U.S. Resident Holder’s units, provided that, for purposes of the Canada-U.S. Treaty, such units do not, and did not at any time in the twelve-month period preceding the date of disposition, form part of the business property of a permanent establishment in Canada of such U.S. Resident Holder.

We believe that the activities and affairs of Teekay LNG Partners L.P. are conducted in such a manner that Teekay LNG Partners L.P. is not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of units. We intend that this is and continues to be the case, notwithstanding that Teekay Shipping Limited (a subsidiary of Teekay Corporation that is a non-resident of Canada) and Service Provider (an indirect subsidiary of Teekay LNG Partners L.P. that is a non-resident of Canada) provide certain services to Teekay LNG Partners L.P. and obtain some or all such services under subcontracts with Canadian service providers. If the arrangements we have entered into result in Teekay LNG Partners L.P. being considered to carry on business in Canada for purposes of the Canada Tax Act, U.S. Resident Holders would be considered to be carrying on business in Canada and may be required to file Canadian tax returns and would be subject to taxation in Canada on any income from such business that is considered to be attributable to a permanent establishment in Canada for purposes of the Canada-U.S. Treaty.

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

The table below provides information about our financial instruments at December 31, 2017, that are sensitive to changes in interest rates. For long-term debt and obligations related to capital leases, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt and obligations related to capital leases as well as the potential exercise of early termination options for certain of our interest rate swaps.
Expected Maturity Date

	2018	2019	2020	2021	2022	There- after	Total	Fair Value Liability	Rate(1)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Variable-Rate ($U.S.) (2)	303.3	73.7	216.6	188.7	132.2	275.0	1,189.5	(1,165.3)	3.0%
Variable-Rate (Euro) (3) (4)	142.4	10.2	11.0	11.7	12.6	45.1	233.0	(226.2)	1.2%
Variable-Rate (NOK) (4) (5)	109.7	—	121.9	146.3	—	—	377.9	(384.8)	5.6%
Obligations Related to Capital Leases:
Variable-Rate ($U.S.) (6)	66.2	18.4	18.4	18.4	18.4	135.5	275.3	(274.2)	4.7%
Fixed-Rate ($U.S.) (6)	42.1	39.6	43.7	42.9	45.1	522.8	736.2	(727.4)	4.5%
Average Interest Rate (7)	4.6%	4.6%	4.6%	4.6%	4.6%	4.4%	4.5%
Interest Rate Swaps: (8)
Contract Amount ($U.S.) (9)	87.5	175.4	198.1	45.9	35.9	330.4	873.2	(43.9)	3.3%
Average Fixed-Pay Rate (2)	3.8%	2.7%	3.3%	3.4%	3.7%	3.4%	3.3%
Contract Amount (Euro) (4) (10)	142.4	10.2	11.0	11.7	12.6	45.1	233.0	(29.2)	3.1%
Average Fixed-Pay Rate (3)	2.6%	3.7%	3.7%	3.7%	3.7%	3.9%	3.1%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and obligations related to capital leases, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our obligations related to capital leases is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt, which as of December 31, 2017 ranged from 0.30% to 3.25%. Please read “Item 18 – Financial Statements: Note 9 – Long-Term Debt.”

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The repayment amounts exclude a non-interest bearing loan of $10.0 million and give effect to the refinancing completed in February 2018 of one of our revolving facilities scheduled to mature in 2018 with a new $197 million revolving credit facility maturing in 2022.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2017.

(5)
Interest payments on our NOK-denominated debt and on our cross-currency swaps are based on NIBOR. Our NOK-denominated bonds have been economically hedged with cross-currency swaps, to swap all interest and principal payments into U.S. Dollars, with the respective interest payments fixed at a rate ranging from 5.92% to 7.72%, and the transfer of principal locked in at $430.5 million upon maturities. Please see below in the foreign currency fluctuation section and read “Item 18 – Financial Statements: Note 12 – Derivative Instruments and Hedging Activities.”

(6)	The amount of obligations related to capital leases represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(7)	The average interest rate is the weighted-average interest rate implicit in the obligations related to our fixed-rate capital leases at the inception of the leases.

(8)
The table above does not reflect our interest rate swaption agreements, whereby we have a one-time option to enter into an interest rate swap at a fixed rate with a third party, and the third party has a one-time option to require us to enter into an interest rate swap at a fixed rate. If we or the third party exercises its option, there will be cash settlements for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap. The net fair value of the interest rate swaption agreements as at December 31, 2017 was nominal. Please read “Item 18 – Financial Statements: Note 12 – Derivative Instruments and Hedging Activities”.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR.

(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.
Spot Market Rate Risk
One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The time-charter contract expires in August 2025, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year. At December 31, 2017, the fair value of this derivative asset was $1.6 million and the change from December 31, 2016 to the reporting period has been reported in realized and unrealized loss on non-designated derivative instruments.
Foreign Currency Fluctuations
Our functional currency is U.S. Dollars because primarily all of our revenues and most of our operating costs are in U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loans and restricted cash deposits and our NOK-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We have Euro-denominated interest expense and Euro-denominated interest income related to our Euro-denominated loans of 194.1 million Euros ($233.0 million) and Euro-denominated restricted cash deposits of 19.9 million Euros ($23.9 million), respectively, as at December 31, 2017. We also incur NOK-denominated interest expense on our NOK-denominated bonds; however, we entered into cross-currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross-currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross-currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2018 through 2021, and to economically hedge the interest rate exposure. We have not designated, for accounting purposes, these cross-currency swaps as cash flow hedges of the NOK-denominated bonds due in 2018 through 2021. Please read “Item 18 – Financial Statements: Note 12 – Derivative Instruments and Hedging Activities.” At December 31, 2017, the fair value of the cross-currency swaps derivative liabilities was $50.5 million and the change from December 2016 to the reporting period has been reported in foreign currency exchange (loss) gain in the consolidated statements of income. As a result, fluctuations in the Euro and NOK relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income, realized and unrealized loss on non-designated derivative instruments and foreign currency exchange gain.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of the Service Provider. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer of the Service Provider concluded that our disclosure controls and procedures are effective as of December 31, 2017.

The Chief Executive Officer and Chief Financial Officer of the Service Provider do not expect that our disclosure controls or internal controls will prevent all errors and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining for us adequate internal control over financial reporting.

Our internal controls are designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal control over financial reporting include those policies and procedures that: 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management has determined that the internal control over financial reporting was effective as of December 31, 2017.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a – 15 (f) under the Exchange Act) that occurred during the year ended December 31, 2017.

Item 16A.	Audit Committee Financial Expert
The Board of Directors of our General Partner has determined that director Ms. Beverlee F. Park qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics
We have adopted a Standards of Business Conduct that applies to all our employees and the employees and directors of our General Partner. This document is available under “Investors – Teekay LNG Partners L.P. - Governance” from the home page of our web site (www.teekay.com). We intend to disclose, under “Investors – Teekay LNG Partners L.P. - Governance” in the Investors section of our web site, any waivers to or amendments of our Standards of Business Conduct that benefit any directors and executive officers of our General Partner.

Item 16C.	Principal Accountant Fees and Services
Our principal accountant for 2017 and 2016 was KPMG LLP, Chartered Professional Accountants. The following table shows the fees we paid or accrued for audit and audit-related services provided by KPMG LLP for 2017 and 2016.

Fees (in thousands of U.S. Dollars)	2017	2016
Audit Fees(1)	930	745
Audit-Related Fees(2)	11	—
Total	941	745

(1)
Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements and effectiveness of internal control over financial reporting, review of our quarterly consolidated financial statements, audit services provided in connection with other statutory audits and professional services in connection with the review of our regulatory filings for our equity offerings.

(2)	Audit-related fees relate to other accounting consultations.

No fees for tax services were provided to the Partnership by the auditor during the term of their appointments in 2017 and 2016.

The Audit Committee of our General Partner’s Board of Directors has the authority to pre-approve permissible audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee pre-approved all engagements and fees paid to our principal accountant in 2017 and in 2016.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Units by the Issuer and Affiliated Purchasers
Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance
As a foreign private issuer, we are not required to obtain unitholder approval prior to the adoption of equity compensation plans or certain equity issuances, including, among others, issuing 20% or more of our outstanding common units or voting power in a transaction.
There are no other significant ways in which our corporate governance practices differ from those followed by domestic limited partnerships under the listing requirements of the New York Stock Exchange.

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

Item 19.	Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay LNG Partners L.P. (1)
1.2	Third Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P. (2)
1.3	Certificate of Formation of Teekay GP L.L.C. (1)
1.4
Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C., dated March 2005, as amended by Amendment No. 1, dated February 25, 2008, and Amendment No.2, dated February 29, 2008. (3)

2.1	Agreement, dated April 30, 2012, for NOK 700,000,000, Senior Unsecured Bonds due May 2017, between Teekay LNG Partners L.P. and Norsk Tillitsmann ASA. (4)
2.2	Agreement, dated August 30, 2013, for NOK 900,000,000, Senior Unsecured Bonds due September 2018, between Teekay LNG Partners L.P. and Norsk Tillitsmann ASA. (5)
2.3	Agreement, dated May 18, 2015, for NOK 1,000,000,000, Senior Unsecured Bonds due May 2020, between Teekay LNG Partners L.P. and Nordic Trustee ASA. (18)
4.1	Amended Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan. (3)
4.2	Amended and Restated Omnibus Agreement with Teekay Corporation, Teekay Offshore, our General Partner and related parties. (6)
4.3	Administrative Services Agreement with Teekay Shipping Limited. (3)
4.4	Advisory, Technical and Administrative Services Agreement between Teekay Shipping Spain S.L. and Teekay Shipping Limited. (3)
4.5	LNG Strategic Consulting and Advisory Services Agreement between Teekay LNG Partners L.P. and Teekay Shipping Limited. (3)
4.6
Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended. (3)

4.7	Agreement, dated August 23, 2006, for a U.S. $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks. (7)
4.8	Purchase Agreement, dated November 2005, for the acquisition of Asian Spirit L.L.C., African Spirit L.L.C. and European Spirit L.L.C. (8)
4.9	Agreement, dated June 30, 2008, for a U.S. $172,500,000 Secured Revolving Loan Facility between Arctic Spirit L.L.C., Polar Spirit L.L.C. and DnB Nor Bank A.S.A. and other banks. (9)
4.10	Credit Facility Agreement between Taizhou L.L.C. and DHJS L.L.C. and Calyon, as Agent, dated as of October 27, 2009. (10)

4.11	Agreement, dated September 30, 2011, for a EURO 149,933,766 Credit Facility between Naviera Teekay Gas IV S.L.U., ING Bank N.V. and other banks. (11)
4.12
Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG I, Ltd., BNP Paribas S.A., and other banks. (12)

4.13
Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG II, Ltd. , BNP Paribas S.A., and other banks. (12)

4.14
Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG III, Ltd ., BNP Paribas S.A., and other banks. (12)

4.15
Deed of Amendment and Restatement dated November 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG IV, Ltd., BNP Paribas S.A., and other banks. (12)

4.16	Share purchase agreement dated February 28, 2012 to purchase Maersk LNG A/S through the Teekay LNG- Marubeni Joint Venture from AP Moller-Maersk A/S. (12)
4.17	Agreement dated January 1, 2012, for business development services between Teekay LNG Operating L.L.C. and Teekay Shipping Limited. (13)
4.18	Agreement dated June 27, 2013, for U.S. $195,000,000 senior secured notes between Meridian Spirit ApS and Wells Fargo Bank Northwest N.A. (14)
4.19	Agreement dated June 28, 2013, for U.S. $160,000,000 loan facility between Malt Singapore Pte. Ltd. and Commonwealth Bank of Australia. (14)
4.20	Agreement dated February 12, 2013; Teekay Luxembourg S.a.r.l. entered into a share purchase agreement with Exmar NV and Exmar Marine NV to purchase 50% of the shares in Exmar LPG BVBA. (5)
4.21
Agreement dated July 7, 2014; Teekay LNG Operating L.L.C. entered into a shareholder agreement with China LNG Shipping (Holdings) Limited to form TC LNG Shipping L.L.C. in connection with the Yamal LNG Project. (15)

4.22	Agreement dated December 17, 2014, for U.S. $450,000,000 loan facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ. (15)
4.23	Agreement dated November 7, 2014, for a U.S. $175,000,000 secured loan facility between Solaia Shipping L.L.C. and Excelsior BVBA, and Nordea Bank Norge ASA and other banks. (16)
4.24	Amending and Restating Agreement dated June 5, 2015, for a U.S. $460,000,000 secured loan facility between Exmar LPG BVBA and Nordea Bank Norge ASA and other banks. (17)
4.25	Agreement dated May 4, 2016, for a U.S. $60,000,000 secured loan facility between African Spirit L.L.C., European Spirit L.L.C. and Asian Spirit L.L.C., and Scotiabank Europe plc. (18)
4.26	Agreement dated November 15, 2016, for a U.S. $730,000,000 Secured Loan Facility between Bahrain LNG W.L.L. and Standard Chartered Bank and other banks. (19)
4.27	Agreement dated December 21, 2016, for a U.S. $723,200,000 Secured Loan Facility between Teekay Nakilat (III) Corporation and Qatar National Bank SAQ. (19)
8.1	List of Subsidiaries of Teekay LNG Partners L.P.
12.1	Rule 13a-15(e)/15d-15(e) Certification of Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd.
12.2	Rule 13a-15(e)/15d-15(e) Certification of Brody Speers, Chief Financial Officer of Teekay Gas Group Ltd.
13.1	Certification of Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Brody Speers, Chief Financial Officer of Teekay Gas Group Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of KPMG LLP, as independent registered public accounting firm, for Teekay LNG Partners L.P.
101.INS	XBRL Instance Document.
101.SCJ	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Label Linkbase.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.
____________________________

(1)
Previously filed as exhibits 3.1 and 3.5 to the Partnership’s Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on November 24, 2004, and hereby incorporated by reference to such Annual Report.

(2)	Previously filed as an exhibit to the Partnership’s Report on Form 6-K filed with the SEC on October 23, 2017, and hereby incorporated by reference to such Report.

(3)
Previously filed as exhibits 3.4, 10.3, 10.5, 10.6, 10.7 and 10.11 to the Partnership’s Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 11, 2005, and hereby incorporated by reference to such Registration Statement.

(4)	Previously filed as exhibit 2.1 to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on August 24, 2012 and hereby incorporated by reference to such report.

(5)	Previously filed as exhibits 2.24 and 4.31 to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 29, 2014 and hereby incorporated by reference to such report.

(6)	Previously filed as exhibit 4.17 to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 19, 2007 and hereby incorporated by reference to such report.

(7)	Previously filed as exhibit 4.16 to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on December 21, 2006 and hereby incorporated by reference to such report.

(8)
Previously filed as exhibit 10.14 to the Partnership's Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-129413), filed with the SEC on November 3, 2005, and hereby incorporated by reference to such Registration Statement.

(9)	Previously filed as exhibit 4.18 to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on March 20, 2009 and hereby incorporated by reference to such report.

(10)	Previously filed as exhibit 4.19 to the Partnership’s Report on Form 20F (File No. 1-32479), filed with the SEC on April 26, 2010 and hereby incorporated by reference to such report.

(11)	Previously filed as exhibit 4.1 to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on December 1, 2011 and hereby incorporated by reference to such report.

(12)
Previously filed as exhibits 4.19, 4.20, 4.21, 4.22 and 4.25 to the Partnership’s Report on Form 20-F (File No. 1-32479), filed with the SEC on April 11, 2012 and hereby incorporated by reference to such report.

(13)	Previously filed as exhibit 4.26 to the Partnership’s Report on Form 20-F (File No. 1-32479), filed with the SEC on April 16, 2013 and hereby incorporated by reference to such report.

(14)	Previously filed as exhibits 4.1 and 4.2 to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on November 27, 2013 and hereby incorporated by reference to such report.

(15)	Previously filed as exhibits 4.29 and 4.30 to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 23, 2015 and hereby incorporated by reference to such report.

(16)	Previously filed as exhibit 4.31 to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on May 26, 2015 and hereby incorporated by reference to such report.

(17)	Previously filed as exhibit 4.34 to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 27, 2016 and hereby incorporated by reference to such report.

(18)	Previously filed as exhibit 4.36 to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on August 19, 2016 and hereby incorporated by reference to such report.

(19)	Previously filed as exhibits 4.37 and 4.39 to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 26, 2017 and hereby incorporated by reference to such report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
	By:	Teekay GP L.L.C., its General Partner
Date: April 16, 2018	By:	/s/ Edith Robinson
Edith Robinson
Corporate Secretary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Unitholders of Teekay LNG Partners L.P.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Teekay LNG Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, cash flows, and changes in total equity for each of the years in the three‑year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 16, 2018 expressed an unqualified opinion on the effectiveness of the Partnership’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Partnership’s auditor since 2011.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
April 16, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Unitholders of Teekay LNG Partners L.P.

Opinion on Internal Control Over Financial Reporting

We have audited Teekay LNG Partners L.P. and subsidiaries’ (the “Partnership”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Partnership as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), and our report dated April 16, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
April 16, 2018

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. Dollars, except unit and per unit data)

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Voyage revenues (note 11)	432,676	396,444	397,991
Voyage expenses	(8,202)	(1,656)	(1,146)
Vessel operating expenses (note 11)	(103,139)	(88,590)	(94,101)
Depreciation and amortization	(105,545)	(95,542)	(92,253)
General and administrative expenses (notes 11 and 16)	(16,541)	(18,499)	(25,118)
Restructuring charges (note 17)	—	—	(4,001)
Write-down and loss on sales of vessels (note 18)	(50,600)	(38,976)	—
Income from vessel operations	148,649	153,181	181,372
Equity income (notes 6 and 13e)	9,789	62,307	84,171
Interest expense	(80,937)	(58,844)	(43,259)
Interest income	2,915	2,583	2,501
Realized and unrealized loss on non-designated derivative instruments (note 12)	(5,309)	(7,161)	(20,022)
Foreign currency exchange (loss) gain (notes 9 and 12)	(26,933)	5,335	13,943
Other income	1,561	1,537	1,526
Net income before income tax expense	49,735	158,938	220,232
Income tax expense (note 10)	(824)	(973)	(2,722)
Net income	48,911	157,965	217,510
Non-controlling interest in net income	14,946	17,514	16,627
Preferred unitholders' interest in net income	13,979	2,719	—
General Partner's interest in net income	400	2,755	26,276
Limited partners’ interest in net income	19,586	134,977	174,607
Limited partners’ interest in net income per common unit (note 15):
• Basic	0.25	1.70	2.21
• Diluted	0.25	1.69	2.21
Weighted-average number of common units outstanding (note 15):
• Basic	79,617,778	79,568,352	78,896,767
• Diluted	79,791,041	79,671,858	78,961,102
Cash distributions declared per common unit	0.56	0.56	2.80
Related party transactions (note 11)
Subsequent events (note 19)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. Dollars)

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Net income	48,911	157,965	217,510
Other comprehensive income:
Other comprehensive income before reclassifications
Unrealized gain (loss) on qualifying cash flow hedging instruments, net of tax (note 12)	1,140	(486)	(1,723)
Amounts reclassified from accumulated other comprehensive income (loss), net of tax
To equity income:
Realized loss on qualifying cash flow hedging instruments	2,465	3,289	1,075
To interest expense:
Realized loss on qualifying cash flow hedging instruments (note 12)	427	—	—
Other comprehensive income (loss)	4,032	2,803	(648)
Comprehensive income	52,943	160,768	216,862
Non-controlling interest in comprehensive income	15,074	17,691	16,627
Preferred unitholders' interest in comprehensive income	13,979	2,719	—
General and limited partners' interest in comprehensive income	23,890	140,358	200,235
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at December 31, 2017 $	As at December 31, 2016 $

ASSETS
Current
Cash and cash equivalents	244,241	126,146
Restricted cash – current (note 9)	22,326	10,145
Accounts receivable, including non-trade of $13,203 (2016 – $19,325) (note 6a iii)	24,054	25,224
Prepaid expenses	6,539	3,724
Vessels held for sale (note 18)	33,671	20,580
Current portion of derivative assets (note 12)	1,078	531
Current portion of net investments in direct financing leases (note 5)	9,884	150,342
Advances to affiliates (notes 11e and 12)	7,300	9,739
Total current assets	349,093	346,431
Restricted cash – long-term (note 9)	72,868	106,882
Vessels and equipment
At cost, less accumulated depreciation of $681,991 (2016 – $668,969)	1,416,381	1,374,128
Vessels related to capital leases, at cost, less accumulated depreciation of $25,883 (2016 – $69,072) (note 5)	1,044,838	484,253
Advances on newbuilding contracts (notes 11d and 13a)	444,493	357,602
Total vessels and equipment	2,905,712	2,215,983
Investment in and advances to equity-accounted joint ventures (note 6)	1,094,596	1,037,726
Net investments in direct financing leases (note 5)	486,106	492,666
Other assets (note 6a iii)	8,043	5,529
Derivative assets (note 12)	6,172	4,692
Intangible assets – net (note 7)	61,078	69,934
Goodwill – liquefied gas segment (note 7)	35,631	35,631
Total assets	5,019,299	4,315,474
LIABILITIES AND EQUITY
Current
Accounts payable	3,509	5,562
Accrued liabilities (notes 8 and 12)	45,757	35,881
Unearned revenue (note 5)	25,873	16,998
Current portion of long-term debt (note 9)	552,404	188,511
Current obligations related to capital leases (note 5)	106,946	40,353
Current portion of in-process contracts (note 6a iii)	7,946	15,833
Current portion of derivative liabilities (note 12)	79,139	56,800
Advances from affiliates (notes 11e)	12,140	15,492
Total current liabilities	833,714	375,430
Long-term debt (note 9)	1,245,588	1,602,715
Long-term obligations related to capital leases (note 5)	904,603	352,486
Long-term unearned revenue	—	10,332
Other long-term liabilities (notes 5 and 6a)	57,594	60,573
In-process contracts (note 6a iii)	580	8,233
Derivative liabilities (note 12)	45,797	128,293
Total liabilities	3,087,876	2,538,062
Commitments and contingencies (notes 5, 6, 9, 12 and 13)
Equity
Limited Partners - common units (79.6 million units issued and outstanding at December 31,2017 and 2016) (note 15)	1,539,248	1,563,852
Limited Partners - preferred units (11.8 million and 5.0 million units issued and outstanding at December 31, 2017 and 2016, respectively) (note 15)	285,159	123,426
General Partner	50,152	50,653
Accumulated other comprehensive income	4,479	575
Partners' equity	1,879,038	1,738,506
Non-controlling interest	52,385	38,906
Total equity	1,931,423	1,777,412
Total liabilities and total equity	5,019,299	4,315,474
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	48,911	157,965	217,510
Non-cash items:
Unrealized gain on non-designated derivative instruments (note 12)	(13,448)	(19,433)	(12,375)
Depreciation and amortization	105,545	95,542	92,253
Write-down and loss on sales of vessels	50,600	38,976	—
Unrealized foreign currency exchange gain and other (notes 9 and 12)	(10,257)	(42,009)	(26,090)
Equity income, net of dividends received of $42,692 (2016 – $31,113 and 2015 – $97,146)	32,903	(31,194)	12,975
Change in operating assets and liabilities (note 14a)	1,853	(20,669)	(34,187)
Expenditures for dry docking	(21,642)	(12,686)	(10,357)
Net operating cash flow	194,465	166,492	239,729
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	362,527	573,514	391,574
Scheduled repayments of long-term debt	(168,504)	(316,450)	(126,557)
Prepayments of long-term debt	(236,474)	(463,422)	(90,000)
Financing issuance costs	(8,361)	(3,462)	(2,856)
Proceeds from financing related to sales and leaseback of vessels (notes 1 and 5)	656,935	355,306	—
Scheduled repayments of obligations related to capital leases	(42,000)	(21,594)	(4,423)
Proceeds from equity offerings, net of offering costs (note 15)	164,411	120,707	35,374
Decrease (increase) in restricted cash	20,385	4,651	(30,321)
Cash distributions paid	(56,650)	(45,467)	(255,519)
Dividends paid to non-controlling interest	(1,595)	(3,402)	(1,629)
Other	(605)	—	—
Net financing cash flow	690,069	200,381	(84,357)
INVESTING ACTIVITIES
Capital contributions to equity-accounted joint ventures	(183,874)	(120,879)	(25,852)
Return of capital from equity-accounted joint ventures	92,320	5,500	23,744
Receipts from direct financing leases	13,143	23,650	15,837
Proceeds of sales of vessels (note 18a)	20,580	94,311	—
Expenditures for vessels and equipment	(708,608)	(345,790)	(191,969)
Increase in restricted cash	—	—	(34,290)
Net investing cash flow	(766,439)	(343,208)	(212,530)
Increase (decrease) in cash and cash equivalents	118,095	23,665	(57,158)
Cash and cash equivalents, beginning of the year	126,146	102,481	159,639
Cash and cash equivalents, end of the year	244,241	126,146	102,481
Supplemental cash flow information (note 14)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars)

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners
	Common Units	Common Units	Preferred Units	Preferred Units	General Partner	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2014	78,353	1,482,647	—	—	56,508	(1,403)	9,619	1,547,371
Net income	—	174,607	—	—	26,276	—	16,627	217,510
Other comprehensive loss	—	—	—	—	—	(648)	—	(648)
Cash distributions	—	(220,772)	—	—	(34,747)	—	—	(255,519)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(1,629)	(1,629)
Equity based compensation, net of withholding tax of $0.4 million	25	1,196	—	—	24	—	—	1,220
Proceeds from equity offerings (note 15)	1,173	34,649	—	—	725	—	—	35,374
Balance as at December 31, 2015	79,551	1,472,327	—	—	48,786	(2,051)	24,617	1,543,679
Net income	—	134,977	—	2,719	2,755	—	17,514	157,965
Other comprehensive income	—	—	—	—	—	2,626	177	2,803
Cash distributions	—	(44,557)	—	—	(910)	—	—	(45,467)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(3,402)	(3,402)
Equity based compensation, net of withholding tax of $0.2 million	21	1,105	—	—	22	—	—	1,127
Proceeds from equity offerings (note 15)	—	—	5,000	120,707	—	—	—	120,707
Balance as at December 31, 2016	79,572	1,563,852	5,000	123,426	50,653	575	38,906	1,777,412
Net income	—	19,586	—	13,979	400	—	14,946	48,911
Other comprehensive income	—	—	—	—	—	3,904	128	4,032
Cash distributions	—	(44,584)	—	(16,657)	(909)	—	—	(62,150)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(1,595)	(1,595)
Equity based compensation, net of withholding tax of $0.6 million	55	394	—	—	8	—	—	402
Proceeds from equity offerings (note 15)	—	—	6,800	164,411	—	—	—	164,411
Balance as at December 31, 2017	79,627	1,539,248	11,800	285,159	50,152	4,479	52,385	1,931,423
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

1.	Summary of Significant Accounting Policies
Basis of Presentation
The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P. (or the Partnership), which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities (or VIEs) of which it is the primary beneficiary. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Significant intercompany balances and transactions have been eliminated upon consolidation. In addition, because the Partnership has determined that the entities that have financed certain of the Partnership's LNG carriers or LNG carrier newbuildings through sale leaseback transactions are VIEs that should be consolidated, the presentation of the sale leaseback transactions in the consolidated statements of cash flows has been adjusted to reflect these transactions as financing activities instead of investing activities in the current and comparative period. This has resulted in a decrease in net investing cash flow of $355 million and an increase in net financing cash flow of $355 million for the year ended December 31, 2016.
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
Operating revenues and expenses
The lease element of time-charters and bareboat charters accounted for as operating leases are recognized by the Partnership on a straight-line basis daily over the term of the charter as the applicable vessel operates under the charter. The lease element of the Partnership’s time-charters that are accounted for as direct financing leases is reflected on the balance sheets as net investments in direct financing leases. The lease element is recognized over the lease term using the effective interest rate method and is included in voyage revenues. The Partnership recognizes revenues from the non-lease element of time-charter contracts as services are performed. For time-charter contracts where the charterer is responsible for the operation of the vessel, the Partnership offsets any vessel operating expenses it incurs against reimbursements from the charterer. The Partnership does not recognize revenues during days that the vessel is off-hire or if collectability of receipts of charter payments from charterers is not reasonably assured.

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
Restricted Cash
The Partnership maintains restricted cash deposits relating to certain term loans, collateral for derivatives, project tenders, leasing arrangements, amounts received from charterers to be used only for dry-docking expenditures and emergency repairs and other obligations.
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

The Partnership’s advances to equity-accounted joint ventures are recorded at cost. The Partnership analyzes its loans for collectability during each reporting period. A loan provision is recorded, based on current information and events, if it is probable that the Partnership will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Partnership considers in determining

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

that a loan provision is required include, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor (when available), any information provided by the debtor regarding its ability to repay the loan, and the fair value of the underlying collateral. When a loan provision is recorded, the Partnership measures the amount of the provision based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting provision in the statements of income. The carrying value of the loans is adjusted each subsequent period to reflect any changes in the present value of the expected future cash flows, which may result in increases or decreases to the loan provision.
Vessels and equipment
All pre-delivery costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Partnership to the standards required to properly service the Partnership’s customers are capitalized.

Interest costs capitalized to vessels and equipment for the years ended December 31, 2017, 2016 and 2015 aggregated $13.9 million, $9.9 million and $8.2 million, respectively.

Vessel capital modifications include the addition of new equipment or certain modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for conventional tankers, 30 years for liquefied petroleum gas (or LPG) carriers and 35 years for liquefied natural gas (or LNG) carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years, 30 years, or 35 years, respectively. Depreciation of vessels and equipment for the years ended December 31, 2017, 2016 and 2015 aggregated $96.7 million, $86.6 million and $83.4 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.

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

The following table summarizes the change in the Partnership’s capitalized dry docking costs, from January 1, 2015 to December 31, 2017:

	Year Ended December 31,
	2017 $	2016 $	2015 $
Balance at January 1,	33,538	33,916	33,635
Cost incurred for dry docking	22,283	13,944	10,357
Write-downs and sales of vessels	(2,782)	(2,886)	—
Dry-dock amortization	(13,895)	(11,436)	(10,076)
Balance at December 31,	39,144	33,538	33,916

Vessels and equipment that are “held for use” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. The estimated fair value for the Partnership’s impaired vessels is determined using discounted cash flows or appraised values. In cases where an active second hand sale and purchase market does not exist, the Partnership uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second hand sale and purchase market exists, an appraised value is generally the amount the Partnership would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Partnership.

Vessels and equipment that are "held for sale" are measured at the lower of their carrying amount or fair value less costs to sell and are not depreciated while classified as held for sale. Interest and other expenses attributable to vessels and equipment classified as held for sale, or to their related liabilities, continue to be recognized as incurred.

Gains on vessels sold and leased back under capital leases with lessor entities that are not considered VIEs are deferred and amortized over the remaining term of the capital lease. Losses on vessels sold and leased back under capital leases are recognized immediately when the fair value of the vessel at the time of a sale-leaseback transaction is less than its book value. In such case, the Partnership would recognize a loss in the amount by which book value exceeds fair value.
Investments in and advances to equity-accounted joint ventures

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The Partnership’s investments in certain joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Partnership’s proportionate share of earnings or losses and distributions. In addition, the Partnership’s advances to equity-accounted joint ventures are recorded at cost. The Partnership evaluates its investment in and advances to equity-accounted joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Partnership’s consolidated statements of income.
Debt issuance costs
Debt issuance costs related to a recognized debt liability, including fees, commissions and legal expenses, are presented as a direct reduction from the carrying amount of that debt liability and amortized on an effective interest rate method over the term of the relevant loan. Debt issuance costs related to loan facilities without a recognized debt liability or where the debt issuance costs exceed the carrying value of the related debt liability are deferred and presented as other non-current assets in the Partnership's consolidated balance sheets. Amortization of debt issuance costs is included in interest expense.
Fees paid to amend a non-revolving credit facility shall be associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized. Any unamortized debt issuance costs would be written off. If the amendment is considered not to be a substantial amendment, then the fees would be associated with the replacement or modified debt instrument and, along with any existing unamortized premium or discount, would be amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the effective interest method. Other related costs incurred with third parties directly related to the modification, other than the loan amendment fee, are expensed as incurred.

Fees paid to amend revolving credit facilities are deferred and amortized over the term of the modified credit facility. If the borrowing capacity under the credit facility is increased as a result of the amendment, unamortized loan costs of the original facility would be deferred and amortized over the term of the modified credit facility. If the borrowing capacity is decreased as a result of the amendment, a proportionate amount, based on the reduction in borrowing capacity, of the unamortized debt issuance costs of the original facility would be written off and the remaining amount would be deferred and amortized over the term of the modified credit facility.

Goodwill and intangible assets
Goodwill is not amortized, but is reviewed for impairment at the reporting unit level on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. When goodwill is reviewed for impairment, the Partnership may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Partnership may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Partnership uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

The Partnership’s finite life intangible assets consist of acquired time-charter contracts that are amortized on a straight-line basis over the remaining term of the time-charters. Finite life intangible assets are assessed for impairment when events or circumstances indicate that the carrying value may not be recoverable.
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

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated interest rate swaps, interest rate swaptions, and the Partnership’s agreement with Teekay Corporation for the Suezmax tanker the Toledo Spirit (see Note 11c) are recorded in realized and unrealized loss on non-designated derivative instruments in the Partnership’s consolidated statements of income. Gains and losses from the Partnership’s cross-currency swaps are recorded in foreign currency exchange (loss) gain in the Partnership’s consolidated statements of income.
Unit-based compensation
The Partnership grants restricted unit awards as incentive-based compensation under the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership and its subsidiaries. The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value of the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Partnership’s unit-based compensation awards is reflected in general and administrative expenses in the Partnership’s consolidated statements of income.
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
In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Partnership January 1, 2018, and shall be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Partnership will adopt ASU 2014-09 as a cumulative-effect adjustment as of this date. The Partnership has elected to apply ASC 2014-09 only to those contracts that are not completed as of January 1, 2018. The Partnership has not identified any material impact on its consolidated financial statements based on the work performed to date.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 is effective January 1, 2019, with early adoption permitted. The Partnership currently intends to adopt ASU 2016-02 effective January 1, 2018 using a transition approach whereby a cumulative effect adjustment is made as of the effective date of January 1, 2018, with no retrospective effect. To determine the cumulative effect adjustment, the Partnership has not reassessed whether any expired or existing contracts are, or contain leases, has not reassessed lease classification, and has not reassessed initial direct costs for any existing leases. The quarter in which the Partnership adopts ASU 2016-02 and the estimated impact from adoption contained below is based upon the expectation that FASB will issue an additional ASU prior to the filing of our consolidated financial statements for the first quarter of 2018. The Partnership is currently considering the potential impact of a delay in the finalization of this additional ASU on its adoption date. The Partnership has identified the following differences based on the work performed to date:

•
The adoption of ASU 2016-02 will result in a change in the accounting method for the lease portion of the daily charter hire for the chartered-in vessels of the Partnership’s equity-accounted joint ventures accounted for as operating leases with firm periods of greater than one year. Under ASU 2016-02, the equity accounted joint ventures will recognize a right-of-use asset and a lease liability on the balance sheet for these charters based on the present value of future minimum lease payments, whereas currently no right-of-use asset or lease liability is recognized. This will have the result of increasing the equity-accounted joint venture’s assets and liabilities. The pattern of expense recognition of chartered-in vessels is expected to remain substantially unchanged, unless the right of use asset becomes impaired.

•
The adoption of ASU 2016-02 will result in the Partnership completing its lease classification assessment when a lease commences instead of when the lease is entered into. The Partnership has entered into charters in prior periods for certain of its vessels currently under construction and which are expected to deliver over the period from 2018 to 2020. Historically, for charters that were negotiated concurrently with the construction of the related vessels, the fair value of the constructed asset was presumed to be its newbuilding cost and no gain or loss was recognized on commencement of the charter if such charters were classified as direct finance leases. On the adoption of ASU 2016-02, the fair value of the vessel is determined based on information available at the lease commencement date and any difference in the fair value of the ship upon commencement of the charter and its carrying value is recognized as a gain or loss upon commencement of the charter.

•
The adoption of ASU 2016-02 will result in the recognition of revenue from the reimbursement of scheduled dry-dock expenditures, where such charter contract is accounted for as an operating lease, occurring upon completion of the scheduled dry-dock, instead of ratably over the period between the previous scheduled dry-dock and the next scheduled dry-dock. The Partnership is in the process of determining which vessels this applies to and the cumulative impact to opening equity as at January 1, 2018.

•
The Partnership expects that certain pre-operational costs it currently expenses as incurred will be deferred and amortized over the contract term of a customer contract that the costs relate to. The Partnership is in the process of determining which pre-operational costs this applies to and the cumulative impact to opening equity as at January 1, 2018.

•	In addition, direct financing lease payments received will be presented as an operating cash inflow instead of an investing cash inflow in the statement of cash flows.
In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (or ASU 2016-09). ASU 2016-09 simplifies aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statements of cash flows. ASU 2016-09 became effective for the Partnership January 1, 2017. The impact of adopting this new accounting guidance is a change in the Partnership's presentation of cash payments for tax withholdings on share settled equity awards from an operating cash outflow to a financing cash outflow on the Partnership's statements of cash flows.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses
on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Partnership January 1, 2020, with a modified-retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts
and Cash Payments (or ASU 2016-15), which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity-method investees in the statements of cash flows. ASU 2016-15 is effective for the Partnership January 1, 2018, with a retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash (or ASU 2016-18).
ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities will also be required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 is effective for the Partnership on January 1, 2018. Adoption of ASU
2016-18 will result in the Partnership’s statements of cash flows being modified to include changes in restricted cash in addition to changes in cash and cash equivalents.

In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting
for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be presented in the same income

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

statement line as the hedged item. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 will be effective for the Partnership January 1, 2019. The Partnership is currently evaluating the effect of adopting this new guidance.

3.	Financial Instruments

a)	Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the Partnership’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Interest rate swap/swaption and cross-currency swap agreements – The fair value of these derivative instruments of the Partnership is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. The Partnership transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions; however, collateral is required by these institutions on some of the Partnership's cross-currency swap agreements and as at December 31, 2017, the Partnership had $22.3 million held as collateral (December 31, 2016 – $37.8 million), which has been recorded as restricted cash – current on the Partnership's balance sheets. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term.

Other derivative – The Partnership’s other derivative agreement is between Teekay Corporation and the Partnership and relates to hire payments under the time-charter contract for the Suezmax tanker Toledo Spirit (see Note 11c). The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of the Partnership’s projection of future spot market tanker rates, which have been derived from current spot market tanker rates and l

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

ong-term historical average rates. As projections of future spot rates are specific to the Partnership, these are considered Level 3 inputs for the purposes of estimating the fair value.

Long-term receivable included in accounts receivable and other assets – The fair values of the Partnership’s long-term loan receivable are estimated using discounted cash flow analysis based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the counterparty.

Long-term debt – The fair values of the Partnership’s fixed-rate and variable-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Long-term obligations related to capital leases – The fair values of the Partnership's long-term obligations related to capital leases are estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

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

		December 31, 2017		December 31, 2016
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	339,435	339,435	243,173	243,173
Derivative instruments (note 12)
Interest rate swap agreements – assets	Level 2	878	878	1,080	1,080
Interest rate swap agreements – liabilities	Level 2	(73,984)	(73,984)	(87,681)	(87,681)
Interest rate swaption agreements – assets	Level 2	Nominal	Nominal	3,283	3,283
Interest rate swaption agreements – liabilities	Level 2	(2)	(2)	(4,230)	(4,230)
Cross-currency swap agreements – assets	Level 2	3,758	3,758	—	—
Cross-currency swap agreements – liabilities	Level 2	(54,217)	(54,217)	(99,786)	(99,786)
Other derivative	Level 3	1,648	1,648	2,134	2,134
Non-recurring:
Vessels held for sale (note 18)	Level 2	16,671	16,671	20,580	20,580
Other:
Advances to equity-accounted joint ventures (note 6)	(i)	131,685	(i)	272,514	(i)
Long-term receivable included in accounts receivable and other assets (ii)	Level 3	3,476	3,459	10,985	10,944
Long-term debt – public (note 9)	Level 1	(376,581)	(384,820)	(368,612)	(366,418)
Long-term debt – non-public (note 9)	Level 2	(1,421,411)	(1,391,524)	(1,422,614)	(1,381,287)
Obligations related to capital leases (note 5)	Level 2	(1,011,549)	(1,001,588)	(392,839)	(400,072)

(i)
The advances to equity-accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

(ii)
As at December 31, 2017, the estimated fair value of the non-interest bearing receivable is based on the remaining future fixed payments of $3.5 million, to be received from Royal Dutch Shell Plc (or Shell) (formerly BG International Limited) as part of the ship construction support agreement, and using an estimated discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest bearing receivable from Shell, the discount rate is based on unsecured debt instruments of similar maturity held, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Changes in fair value during the years ended December 31, 2017 and 2016 for the Partnership’s other derivative asset, the Toledo Spirit time-charter derivative, which is described below and is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), are as follows:

	Year Ended December 31,
	2017 $	2016 $
Fair value at beginning of year	2,134	(6,296)
Realized and unrealized gains included in earnings	788	3,316
Settlements	(1,274)	5,114
Fair value at end of year	1,648	2,134

The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter contract in July 2018. In order to reduce the variability of its revenue under the Toledo Spirit time-charter, the Partnership entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The estimated fair value of this other derivative is based in part upon the Partnership’s projection of future spot market tanker rates, which has been derived from current spot market tanker rates and long-term historical average rates as well as an estimated discount rate. The estimated fair value of this other derivative as of December 31, 2017 is based upon an average daily tanker rate of $17,500 (December 31, 2016 – $22,875) over the remaining duration of the charter contract, and assumes the charterer of this vessel will cancel its charter contract in 2018 (see Note 5), and a discount rate of 8.7% (December 31, 2016 – 8.4%). In developing and evaluating this estimate, the Partnership considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.

b)	Financing Receivables

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	December 31 2017 $	December 31 2016 $
Direct financing leases	Payment activity	Performing	495,990	643,008
Other receivables:
Long-term receivable and accrued revenue included in accounts receivable and other assets	Payment activity	Performing	5,476	12,171
Advances to equity-accounted joint ventures	Other internal metrics	Performing	131,685	272,514
			633,151	927,693

4.	Segment Reporting
The Partnership has two reportable segments, its liquefied gas segment and its conventional tanker segment. The Partnership’s liquefied gas segment consists of LNG carriers, LPG carriers and multigas carriers, which can carry both LNG and LPG, which generally operate under long-term, fixed-rate charters to international energy companies and to Teekay Corporation (see Note 11a). As at December 31, 2017, the Partnership’s liquefied gas segment consisted of 50 LNG carriers and LNG carrier newbuildings (including 26 LNG carriers and LNG carrier newbuildings included in joint ventures that are accounted for under the equity method), and 30 LPG/Multigas carriers and LPG carrier newbuildings (including 23 LPG carriers and LPG carrier newbuildings included in a joint venture that is accounted for under the equity method). As at December 31, 2017, the Partnership’s conventional tanker segment consisted of four Suezmax-class crude oil tankers and one Handymax product tanker. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following table presents voyage revenues and percentage of consolidated voyage revenues for the Partnership’s customers who accounted for 10% or more of the Partnership's consolidated voyage revenues during any of the periods presented.

(U.S. Dollars in millions)	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Ras Laffan Liquefied Natural Gas Company Ltd. (i)	$70.3 or 16%	$70.3 or 18%	$70.1 or 18%
Cheniere Marketing International LLP (i)	$60.2 or 14%	Less than 10%	-
Royal Dutch Shell Plc. (i) (ii)	$53.8 or 12%	$48.2 or 12%	$48.5 or 12%
The Tangguh Production Sharing Contractors (i)	$49.7 or 11%	$44.4 or 11%	$44.9 or 11%

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

(i)	Liquefied gas segment.

(ii)	Includes its subsidiaries Shell Spain LNG S.A.U. and Shell Tankers (Singapore) Private Ltd.

The following tables include results for these segments for the years presented in these financial statements.

	Year Ended December 31, 2017
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	385,683	46,993	432,676
Voyage expenses	(3,020)	(5,182)	(8,202)
Vessel operating expenses	(84,928)	(18,211)	(103,139)
Depreciation and amortization	(95,025)	(10,520)	(105,545)
General and administrative expenses(i)	(14,034)	(2,507)	(16,541)
Write-down and loss on sales of vessels	—	(50,600)	(50,600)
Income (loss) from vessel operations	188,676	(40,027)	148,649
Equity income	9,789	—	9,789
Investment in and advances to equity-accounted joint ventures	1,094,596	—	1,094,596
Total assets at December 31, 2017	4,624,321	112,844	4,737,165
Expenditures for vessels and equipment	(714,529)	—	(714,529)
Expenditures for dry docking	(20,153)	(2,130)	(22,283)

	Year Ended December 31, 2016
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	336,530	59,914	396,444
Voyage expenses	(449)	(1,207)	(1,656)
Vessel operating expenses	(66,087)	(22,503)	(88,590)
Depreciation and amortization	(80,084)	(15,458)	(95,542)
General and administrative expenses(i)	(15,310)	(3,189)	(18,499)
Write-down and loss on sales of vessels	—	(38,976)	(38,976)
Income (loss) from vessel operations	174,600	(21,419)	153,181
Equity income	62,307	—	62,307
Investment in and advances to equity-accounted joint ventures	1,037,726	—	1,037,726
Total assets at December 31, 2016	3,957,088	193,553	4,150,641
Expenditures for vessels and equipment	(344,924)	(63)	(344,987)
Expenditures for dry docking	(13,944)	—	(13,944)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Year Ended December 31, 2015
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	305,056	92,935	397,991
Voyage recoveries (expenses)	203	(1,349)	(1,146)
Vessel operating expenses	(63,344)	(30,757)	(94,101)
Depreciation and amortization	(71,323)	(20,930)	(92,253)
General and administrative expenses(i)	(19,392)	(5,726)	(25,118)
Restructuring charges	—	(4,001)	(4,001)
Income from vessel operations	151,200	30,172	181,372
Equity income	84,171	—	84,171
Expenditures for vessels and equipment	(191,642)	(327)	(191,969)
Expenditures for dry docking	(8,659)	(1,698)	(10,357)

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets presented in the consolidated balance sheets is as follows:

	December 31 2017 $	December 31 2016 $
Total assets of the liquefied gas segment	4,624,321	3,957,088
Total assets of the conventional tanker segment	112,844	193,553
Unallocated:
Cash and cash equivalents	244,241	126,146
Accounts receivable and prepaid expenses	30,593	28,948
Advances to affiliates	7,300	9,739
Consolidated total assets	5,019,299	4,315,474

5.	Leases
Capital Lease Obligations

	December 31 2017 $	December 31 2016 $
LNG Carriers	961,711	338,257
Suezmax Tankers	49,838	54,582
Total obligations related to capital leases	1,011,549	392,839
Less current portion	(106,946)	(40,353)
Long-term obligations related to capital leases	904,603	352,486

LNG Carriers. As at December 31, 2017, the Partnership was a party to capital leases on five LNG carriers, the Creole Spirit, the Oak Spirit, the Torben Spirit, the Macoma, and the Murex. Upon delivery of the Creole Spirit in February 2016, the Oak Spirit in July 2016, the Torben Spirit in March 2017, the Macoma in October 2017, and the Murex in November 2017, the Partnership sold these vessels to third parties (or Lessors) and leased them back under 10-year bareboat charter contracts ending in 2026 and 2027. Four of the bareboat charter contracts are fixed-rate capital leases and one is a variable-rate capital lease, and all with a fixed-price purchase obligation at the end of the lease terms. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.2%.

In addition, as at December 31, 2017, the Partnership had sale-leaseback agreements in place for three LNG carrier newbuildings scheduled to deliver during 2018, and at such dates, the buyers will take delivery and charter each respective vessel back to the Partnership. As at December 31, 2017, the Partnership had received $193 million from the buyers, which has been recorded as current and long-term obligations related to capital leases in the Partnership's consolidated balance sheets, and the Partnership has secured a further $375 million in capital lease financing to be received in 2018 upon delivery of the vessels.

The Partnership understands that these vessels and lease operations are the only assets and operations of the Lessors. The Partnership operates the vessels during the lease term and as a result, is considered to be, under GAAP, the Lessor's primary beneficiary; therefore, the Partnership consolidates the Lessors for financial reporting purposes as VIEs.

The liabilities of the Lessors are loans and are non-recourse to the Partnership. The amounts funded to the Lessors in order to purchase the vessels materially match the funding to be paid by the Partnership's subsidiaries under the sale-leaseback transaction. As a result, the amounts due by the Partnership's subsidiaries to the Lessors have been included in obligations related to capital leases as representing the Lessors' loans.

The Partnership guarantees the obligations of the bareboat charter contracts. In addition, the guarantee agreements require the Partnership to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at December 31, 2017, the Partnership was in compliance with all covenants in respect of the obligations related to its capital leases.

As at December 31, 2017, the remaining commitments related to the eight capital leases for the Partnership's LNG carriers and LNG carrier newbuildings, including the related purchase obligations, approximated $1.4 billion, including imputed interest of $429.9 million, repayable from 2018 through 2027, as indicated below:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Year	Commitment
2018	$111,678
2019	$119,564
2020	$118,901
2021	$117,904
2022	$117,109
Thereafter	$806,458

Suezmax Tankers. As at December 31, 2017, the Partnership was a party to capital leases on two Suezmax tankers, the Teide Spirit and the Toledo Spirit. Under these capital leases, the owner has the option to require the Partnership to purchase the two vessels. The charterer, Compania Espanole de Petroles, S.A. (or CEPSA), who is also the owner, also has the option to cancel the charter contracts and the cancellation options are first exercisable in February 2018 and July 2018, respectively.

The Partnership assumes CEPSA will not exercise its options to require the Partnership to purchase either of the two remaining vessels from CEPSA, but rather it assumes CEPSA will cancel the charter contracts when the cancellation right is first exercisable (in February 2018 and July 2018, respectively) and sell the vessels to third parties, upon which the remaining lease obligations will be extinguished. In December 2017, CEPSA agreed to sell the Teide Spirit to a third party (see Note 19e). At the inception of these leases, the weighted-average interest rate implicit in these leases was 5.5%. These capital leases are variable-rate capital leases. However, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership.

As at December 31, 2017, the remaining commitments related to the two capital leases for Suezmax tankers, including the related purchase obligations, approximated $51.0 million, including imputed interest of $1.1 million, repayable in 2018.

The Partnership’s capital leases relating to its Suezmax tankers do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.
Operating Lease Obligations
Teekay Tangguh Joint Venture
As at December 31, 2017, the Teekay BLT Corporation (or the Teekay Tangguh Joint Venture) was a party to operating leases (or Head Leases) whereby it is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third-party company. The Teekay Tangguh Joint Venture is then leasing back the LNG carriers from the same third-party company (or the Subleases). Under the terms of these leases, the third-party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lease payments are increased or decreased under the Sublease to maintain the agreed after-tax margin. The Teekay Tangguh Joint Venture’s carrying amounts of this estimated tax indemnification guarantee as at December 31, 2017 and 2016 were $7.1 million and $7.5 million, respectively, and are included as part of other long-term liabilities in the consolidated balance sheets of the Partnership. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2033. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Joint Venture will be required to make termination payments to the third-party company sufficient to repay the third-party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20-year terms and are classified as operating leases. The Head Leases and the Subleases for the two Tangguh LNG Carriers commenced in November 2008 and March 2009.

As at December 31, 2017, the total estimated future minimum rental payments to be received and paid by the Teekay Tangguh Joint Venture related to the lease contracts are as follows:

Year	Head Lease Receipts (i)	Sublease Payments (i) (ii)
2018	$21,242	$23,875
2019	$21,242	$23,875
2020	$21,242	$23,875
2021	$21,242	$23,875
2022	$21,242	$23,875
Thereafter	$132,853	$149,360
Total	$239,063	$268,735

(i)
The Head Leases are fixed-rate operating leases while the Subleases have a variable-rate component. As at December 31, 2017, the Partnership had received $271.3 million of aggregate Head Lease receipts and had paid $212.1 million of aggregate Sublease payments. The portion of the Head Lease

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

receipts that have not been recognized into earnings is deferred and amortized on a straight-line basis over the lease terms and, as at December 31, 2017, $3.7 million (December 31, 2016 – $3.7 million) and $33.0 million (December 31, 2016 – $36.7 million) of Head Lease receipts had been deferred and included in unearned revenue and other long-term liabilities, respectively, in the Partnership’s consolidated balance sheets.

(ii)	The amount of payments related to the Subleases are updated annually to reflect any changes in the lease payments due to changes in tax law.

Net Investments in Direct Financing Leases
The Tangguh LNG Carriers commenced their time-charters with their charterers in 2009. Both time-charter contracts are accounted for as direct financing leases with 20-year terms. In 2013, the Partnership acquired two 155,900-cubic meter LNG carriers (or Awilco LNG Carriers) from Norway-based Awilco LNG ASA (or Awilco) and chartered them back to Awilco on five- and four-year fixed-rate bareboat charter contracts (plus a one-year extension option), respectively, with Awilco holding fixed-price purchase obligations at the end of the charter. The bareboat charters with Awilco were accounted for as direct financing leases. In June 2017, the Partnership agreed to amend the charter contracts with Awilco to defer a portion of charter hire and extend the bareboat charter contracts and related purchase obligations on both vessels to December 2019. The amendments have the effect of deferring between $10,600 per day and $20,600 per day per vessel from July 1, 2017 until December 2019, with such deferred amounts added to the purchase obligation amounts. As a result of the contract amendments, one of the charter contracts with Awilco has been reclassified as an operating lease upon the expiry of its original contract terms in November 2017. The second charter contract with Awilco will be reclassified as an operating lease upon the expiry of its original contract terms in August 2018, and at that time, approximately $131 million will be recorded as part of vessels and equipment. The following table lists the components of the net investments in direct financing leases:

	December 31 2017 $	December 31 2016 $
Total minimum lease payments to be received	568,710	764,970
Estimated unguaranteed residual value of leased properties	194,965	194,965
Initial direct costs	361	393
Less unearned revenue	(268,046)	(317,320)
Total net investments in direct financing leases	495,990	643,008
Less current portion	(9,884)	(150,342)
Net investments in direct financing leases	486,106	492,666

As at December 31, 2017, estimated minimum lease payments to be received by the Partnership related to the Tangguh LNG Carrier leases in each of the next five succeeding fiscal years are approximately $39.1 million per year from 2018 through 2022. Both leases are scheduled to end in 2029. In addition, the estimated minimum lease payments to be received by the Partnership in 2018 related to the Awilco LNG Carrier lease, up to its original contract terms in August 2018, were approximately $6.8 million.
Operating Leases
As at December 31, 2017, the minimum scheduled future rentals to be received by the Partnership in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $329.7 million (2018), $309.2 million (2019), $278.9 million (2020), $239.4 million (2021), and $216.4 million (2022). Minimum scheduled future rentals on operating lease contracts do not include rentals generated from new contracts entered into after December 31, 2017, rentals from vessels in the Partnership’s equity-accounted investments, rentals from unexercised option periods of contracts that existed on December 31, 2017, variable or contingent rentals, or rentals from contracts which commenced after December 31, 2017. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

6.	Equity-Accounted Investments

a)	A summary of the Partnership's investments in and advances to equity-accounted investees are as follows:

		As at December 31, 2017		As at December 31,
Name	Ownership Percentage	# of Delivered Vessels	Newbuildings on order	2017 $	2016 $
Bahrain LNG Joint Venture (i)	30%	-	1	77,706	63,933
Yamal LNG Joint Venture (ii)	50%	-	6	193,774	152,702
Pan Union Joint Venture (iii)	20%-30%	1	3	43,538	33,860
Exmar LPG Joint Venture (iv)	50%	20	3	160,626	167,763
Teekay LNG-Marubeni Joint Venture (v)	52%	6	-	341,712	299,601
Excalibur and Excelsior Joint Ventures (vi)	49%-50%	2	-	79,915	79,577
Angola Joint Venture (vii)	33%	4	-	74,775	65,644
RasGas 3 Joint Venture (viii)	40%	4	-	122,550	174,646
		37	13	1,094,596	1,037,726

(i)	Bahrain LNG Joint Venture
On December 2, 2015, the Partnership (30%) entered into a joint venture agreement with National Oil & Gas Authority (or Nogaholding) (30%), Gulf Investment Corporation (or GIC) (24%) and Samsung C&T (or Samsung) (16%) to form a joint venture, Bahrain LNG W.L.L. (or the Bahrain LNG Joint Venture), for the development of an LNG receiving and regasification terminal in Bahrain. The project will include an offshore LNG receiving jetty and breakwater, an adjacent regasification platform, subsea gas pipelines from the platform to shore, an onshore gas receiving facility, and an onshore nitrogen production facility with a total LNG terminal capacity of 800 million standard cubic feet per day and will be owned and operated under a 20-year agreement commencing in early-2019. In addition, the Partnership will supply a floating storage unit (or FSU) in connection with this project, which will be modified from one of the Partnership’s four MEGI LNG carrier newbuildings ordered from Daewoo Shipbuilding & Marine Engineering Co. (or DSME) (see Note 13a), through a 20-year time-charter contract with the Bahrain LNG Joint Venture.
As at December 31, 2017, the Partnership had advanced $79.1 million (December 31, 2016 – $62.9 million) to the Bahrain LNG Joint Venture. These advances bear interest at LIBOR plus 1.25% and as at December 31, 2017, the interest accrued on these advances was $0.1 million (December 31, 2016 – $0.1 million). These amounts are included in the table above.

(ii)	Yamal LNG Joint Venture
The Partnership has a 50/50 joint venture agreement with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) and the joint venture has ordered six internationally-flagged icebreaker LNG carriers for a project located on the Yamal Peninsula in Northern Russia (or the Yamal LNG Project).
During the year ended, December 31, 2017, the Yamal LNG Joint Venture converted the $195 million advances from each joint venture partner, including accrued interest, into contributed capital of the joint venture. As at December 31, 2016, the Partnership had advanced $146.7 million to the Yamal LNG Joint Venture and the interest accrued on these advances was $9.4 million. Both the contributed capital and the advances are included in the table above. In December 2017, the Yamal LNG Joint Venture secured a $1.6 billion long-term debt facility to finance all six of its ARC7 LNG carrier newbuildings. As part of the completed financing, the Yamal LNG Joint Venture returned a total of $104 million of capital back to the joint venture partners in December 2017, of which the Partnership’s share was $52 million. The Partnership has guaranteed its 50% share of an $816 million secured loan facility in the Yamal LNG Joint Venture and, as a result, has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2017 was $0.6 million (December 31, 2016 – $nil) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

(iii)	Pan Union Joint Venture
In June 2014, the Partnership acquired from Shell its ownership interests in four LNG carrier newbuildings. As compensation for Shell’s ownership interests in these four LNG carrier newbuildings, the Partnership assumed Shell’s obligation to provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery date pursuant to a ship construction support agreement. The Partnership initially estimated it would incur approximately $36.9 million of costs to provide these services, of which Shell has agreed to pay a fixed amount of $20.3 million. The Partnership estimated that the fair value of the service obligation was $33.3 million and the fair value of the amount due from Shell was $16.5 million. As at December 31, 2017, the carrying value of the service obligation of $8.2 million (December 31, 2016 – $22.6 million) is included in both the current portion of in-process contracts and in-process contracts and the carrying value of the receivable from Shell of $3.5 million (December 31, 2016 – $10.9 million) is included in accounts receivable and other assets in the Partnership’s consolidated balance sheets.
As at December 31, 2017, the Partnership has a 30% ownership interest in one LNG carrier, the Pan Asia, and one LNG carrier newbuilding and a 20% ownership interest in the remaining two LNG carrier newbuildings (or collectively, the Pan Union Joint Venture). The Pan Asia was delivered on October 13, 2017 and concurrently commenced its 20-year charter contract with Shell.
On initial acquisition, the basis difference between the Partnership's investment and the carrying value of the Pan Union Joint Venture's net assets was substantially attributed to ship construction support agreements and the time-charter contracts. At December 31, 2017, the unamortized amount of the basis difference was $11.4 million (December 31, 2016 - $16.8 million).

(iv)	Exmar LPG Joint Venture
The Partnership has a 50/50 joint venture agreement with Exmar NV (or Exmar) (or the Exmar LPG Joint Venture). The Partnership has guaranteed its 50% share of a secured loan facility and four capital leases in the Exmar LPG Joint Venture and, as a result, has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2017 was $1.6 million (December 31, 2016 – $1.3 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

As at December 31, 2017, the Partnership had advanced $52.3 million (December 31, 2016 – $52.3 million) to the Exmar LPG Joint Venture, which bears interest at LIBOR plus 0.50% and has no fixed repayment terms. As at December 31, 2017, the interest accrued on these advances was $0.2 million (December 31, 2016 – $1.1 million). These amounts are included in the table above.
On initial acquisition, the basis difference between the Partnership's investment and the carrying value of the Exmar LPG Joint Venture's net assets was substantially attributed to the value of the vessels and charter agreements of the Exmar LPG Joint Venture and goodwill in accordance with the finalized purchase price allocation. At December 31, 2017, the unamortized amount of the basis difference was $25.5 million (December 31, 2016 – $30.2 million).

(v)	Teekay LNG-Marubeni Joint Venture
The Partnership has a joint venture agreement with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture). Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Marubeni and the Partnership, the Partnership accounts for its investment in the Teekay LNG-Marubeni Joint Venture using the equity method. In March 2017, the Teekay LNG-Marubeni Joint Venture completed the refinancing of its previous $396 million debt facility by entering into a new $335 million U.S. Dollar-denominated term loan maturing in September 2019. As part of the completed refinancing, the Partnership invested $57 million of additional equity, based on its proportionate ownership interest, into the Teekay LNG-Marubeni Joint Venture. The Partnership has guaranteed its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and, as a result, has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2017 was $0.5 million (December 31, 2016 – $0.1 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

(vi)	Excalibur and Excelsior Joint Ventures
The Partnership joint ventures with Exmar (or the Excalibur Joint Venture and the Excelsior Joint Ventures) (see Note 19d). The Partnership has guaranteed its ownership share of the secured loan facilities of the Excalibur and Excelsior Joint Ventures and, as a result, has recorded a guarantee liability. The carrying value of the guarantee liability as of December 31, 2017 was $0.2 million (December 31, 2016 – $0.2 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.
On initial acquisition, the basis difference between the Partnership's investment and the carrying value of the Excalibur and Excelsior Joint Venture's net assets was substantially attributed to an increase to the carrying value of the vessels of the Excalibur and Excelsior Joint Ventures in accordance with the finalized purchase price allocation. At December 31, 2017, the unamortized amount of the basis difference was $35.6 million (December 31, 2016 – $37.2 million).

(vii)	Angola Joint Venture
The Partnership has a 33% ownership interest in a joint venture (or the Angola Joint Venture) that owns four 160,400-cubic meter LNG carriers (or the Angola LNG Carriers). The other partners of the Angola Joint Venture are NYK Energy Transport (or NYK) (33%) and Mitsui & Co. Ltd. (34%).
The Partnership has guaranteed its 33% share of the secured loan facilities and interest rate swaps of the Angola Joint Venture and, as a result, has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2017 was $0.7 million (December 31, 2016 – $1.0 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

(viii)	RasGas 3 Joint Venture
The Partnership has a 40% ownership interest in Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture), and the remaining 60% is held by Qatar Gas Transport Company Ltd. (Nakilat).

b)
The RasGas 3 Joint Venture, the Excelsior Joint Venture, the Angola Joint Venture, the Yamal LNG Joint Venture, and the Bahrain LNG Joint Venture are considered variable interest entities; however, the Partnership is not the primary beneficiary and therefore, consolidation of these entities with the Partnership is not required. The Partnership’s exposure to loss as a result of its investment in the RasGas 3 Joint Venture, the Excelsior Joint Venture, the Angola LNG Joint Venture, the Yamal LNG Joint Venture, and the Bahrain LNG Joint Venture is the amount it has invested in and advanced to these joint ventures, which are $122.5 million, $51.7 million, $74.8 million, $193.8 million and $77.7 million, respectively, as at December 31, 2017. In addition, the Partnership guarantees its portion of the Excelsior Joint Venture’s debt of $42.5 million (December 31, 2016 – $45.0 million) and the Angola Joint Ventures’ debt and swaps of $239.6 million (December 31, 2016 – $256.1 million) and provides a guarantee against a charter termination. Subsequent to December 31, 2017, the Excelsior Joint Venture's debt was repaid upon the Partnership and Exmar, the 50/50 joint venture partners of the Excelsior Joint Venture, selling their ownership interests in this joint venture to a third party (see Note 19d).

c)
The following table presents aggregated summarized financial information reflecting a 100% ownership interest in the Partnership’s equity method investments and excluding the impact from purchase price adjustments arising from the acquisition of Exmar LPG BVBA, the Excalibur and Excelsior Joint Ventures and the Pan Union Joint Venture. The results include the Excalibur and Excelsior Joint Ventures, the RasGas 3 Joint Venture, the Angola Joint Venture, the Exmar LPG Joint Venture, the Teekay LNG-Marubeni Joint Venture, the Pan Union Joint Venture, the Yamal LNG Joint Venture, and the Bahrain LNG Joint Venture.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	As at December 31,
	2017 $	2016 $
Cash and restricted cash – current	281,468	388,007
Other assets – current	97,832	111,847
Vessels and equipment, including vessels related to capital leases and advances on newbuilding contracts	3,284,441	2,837,870
Net investments in direct financing leases – non-current	1,961,299	1,776,954
Other assets – non-current	68,728	37,132
Current portion of long-term debt and obligations related to capital leases	168,715	209,814
Other liabilities – current	119,627	102,385
Long-term debt and obligations related to capital leases	3,386,800	3,233,425
Other liabilities – non-current	145,870	157,025

	Years ended December 31,
	2017 $	2016 $	2015 $
Voyage revenues	477,495	549,646	596,093
Income from vessel operations	178,763	268,049	302,731
Realized and unrealized loss on non-designated derivative instruments	(2,067)	(12,277)	(25,108)
Net income	54,418	167,052	203,280

7.	Intangible Assets and Goodwill
As at December 31, 2017 and 2016, intangible assets consisted of acquired time-charter contracts with a weighted-average amortization period of 20.7 years from the date of acquisition. The carrying amount of intangible assets for the Partnership’s liquefied gas segment is as follows:

	December 31 2017 $	December 31 2016 $
Gross carrying amount	179,813	179,813
Accumulated amortization	(118,735)	(109,879)
Net carrying amount	61,078	69,934

Amortization expense associated with intangible assets was $8.9 million per year for each of the years ended December 31, 2017, 2016 and 2015. Amortization expense associated with intangible assets is expected to be approximately $8.9 million per year in each of the next five years.

The carrying amount of goodwill as at each of December 31, 2017 and 2016 for the Partnership’s liquefied gas segment was $35.6 million. In 2017 and 2016, the Partnership conducted its annual goodwill impairment review of its liquefied gas segment and concluded that no impairment had occurred.

8.	Accrued Liabilities

	December 31 2017 $	December 31 2016 $
Interest including interest rate swaps	21,164	19,957
Voyage and vessel expenses	8,184	9,311
Payroll and benefits	3,900	3,355
Other general expenses	5,674	3,069
Income and other tax payable	1,335	189
Distributions payable on preferred units	5,500	—
Total	45,757	35,881

9.	Long-Term Debt

	December 31, 2017	December 31, 2016
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due from 2018 to 2022	254,275	208,222
U.S. Dollar-denominated Term Loans due from 2018 to 2031	935,286	1,005,199
Norwegian Kroner-denominated Bonds due from 2018 to 2021	377,856	371,329
Euro-denominated Term Loans due from 2018 to 2023	232,957	219,733
Other U.S. Dollar-denominated Loans	10,000	—
Total principal	1,810,374	1,804,483
Unamortized discount and debt issuance costs	(12,382)	(13,257)
Total debt	1,797,992	1,791,226
Less current portion	(552,404)	(188,511)
Long-term debt	1,245,588	1,602,715

As at December 31, 2017, the Partnership had three revolving credit facilities available all of which are current. The three credit facilities, as at such date, provided for borrowings of up to $443.7 million (December 31, 2016 – $451.9 million), of which $189.4 million (December 31, 2016 – $243.7 million) was undrawn. Interest payments are based on LIBOR plus margins, which ranged from 0.55% to 1.25% . In February 2018, the Partnership refinanced a $197 million revolving credit facility maturing in 2018 with a new $197 million revolving credit facility maturing in 2022 (see Note 19f). The amounts available under the three revolving credit facilities reduces by $268.1 million in 2018, $22.4 million in 2019, $23.4 million in 2020, $24.4 million in 2021 and $105.4 million in 2022. The revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. One of the revolving credit facilities is unsecured.  The other two revolving credit facilities are collateralized by first-priority mortgages granted on four of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts. The Partnership is in the process of refinancing the other two revolving credit facilities.

As at December 31, 2017, the Partnership had seven U.S. Dollar-denominated term loans outstanding which totaled $935.3 million (December 31, 2016 – $1.0 billion) in aggregate principal amount. Interest payments on the term loans are based on LIBOR plus a margin, which ranged from 0.30% to 3.25%. The seven term loans require quarterly interest and principal payments and have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 16 of the Partnership’s vessels to which the loans relate, together with certain other related security. In addition, at December 31, 2017, all of the outstanding term loans were guaranteed by either the Partnership or subsidiaries of Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), of which the Partnership is a 70% owner.

The Partnership has Norwegian Kroner (or NOK) 3.1 billion of senior unsecured bonds issued in the Norwegian bond market that mature through 2021. As at December 31, 2017, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $377.9 million (December 31, 2016 – $371.3 million). The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 3.70% to 6.00%. The Partnership entered into cross-currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 7.72% and the transfer of principal fixed at $430.5 million upon maturity in exchange for NOK 3.1 billion (see Note 12).

The Partnership has two Euro-denominated term loans outstanding, which as at December 31, 2017, totaled 194.1 million Euros ($233.0 million) (December 31, 2016 – 208.9 million Euros ($219.7 million)). Interest payments are based on EURIBOR plus margins, which ranged from 0.60% to 2.25% as at December 31, 2017, and the loans require monthly interest and principal payments. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at December 31, 2017 and December 31, 2016 were 3.34% and 3.03%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 12). At December 31, 2017, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 3.25%.

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans and restricted cash, the repayment of the Partnership's NOK-denominated bonds and the termination of the associated cross-currency swaps, and the change in the valuation of the Partnership’s cross-currency swaps, the Partnership incurred foreign exchange (losses) gains of $(26.9) million, $5.3 million, and $13.9 million for the years ended December 31, 2017, 2016 and 2015, respectively.

The aggregate annual long-term debt principal repayments required subsequent to December 31, 2017, after giving effect to the revolving credit facility refinancing completed in February 2018, are $555.4 million (2018), $83.9 million (2019), $359.5 million (2020), $346.7 million (2021), $144.8 million (2022) and $320.1 million (thereafter).

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum amount of leverage, and (d) certain of the Partnership’s subsidiaries maintain restricted cash deposits. As at December 31, 2017, the Partnership had two facilities with an aggregate outstanding loan balance of $90.6 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios ranging from 110% to 135%, which as at December 31, 2017 ranged from 126% to 243%. The vessel values were determined using second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be volatile, the Partnership’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Partnership sold any of the vessels. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership's subsidiaries are in default under their term loans or revolving credit facilities. As at December 31, 2017, the Partnership was in compliance with all covenants relating to the Partnership’s credit facilities and term loans.

The Partnership maintains restricted cash deposits relating to certain term loans, collateral for cross-currency swaps, project tenders, leasing arrangements (see Note 13c) and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs, which cash totaled $95.2 million and $117.0 million as at December 31, 2017 and 2016, respectively.

10.	Income Tax
The components of the provision for income taxes were as follows:

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Current (note 13d)	(3,557)	(962)	(2,646)
Deferred	2,733	(11)	(76)
Income tax expense	(824)	(973)	(2,722)

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

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Net income before income tax expenses	49,735	158,938	220,232
Net income not subject to taxes	(94,106)	(138,542)	(173,298)
Net (loss) income subject to taxes	(44,371)	20,396	46,934
At applicable statutory tax rates
Amount computed using the standard rate of corporate tax	13,874	(3,338)	(12,007)
Adjustments to valuation allowance and uncertain tax positions	324	11,802	5,362
Permanent and currency differences	(12,507)	(9,125)	4,204
Change in tax rates	(2,515)	(312)	(281)
Tax expense related to the year	(824)	(973)	(2,722)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The significant components of the Partnership’s deferred tax assets (liabilities) were as follows:

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $
Derivative instruments	3,823	4,523
Taxation loss carryforwards and disallowed finance costs	35,326	34,927
Vessels and equipment	3,936	3,554
Capitalized interest	(1,927)	(2,027)
	41,158	40,977
Valuation allowance	(38,594)	(41,064)
Net deferred tax assets (liabilities) included in other assets or accrued liabilities	2,564	(87)

The Partnership had tax losses in the United Kingdom (or UK) of $7.9 million as at December 31, 2017 (December 31, 2016 – $12.7 million) that are available indefinitely for offset against future taxable income in the UK. The Partnership had tax losses and disallowed finance costs in Spain of 110.3 million Euros or approximately $132.5 million (December 31, 2016 – 110.3 million Euros or approximately $116.1 million) and 25.2 million Euros or approximately $30.2 million (December 31, 2016 – 34.6 million Euros or approximately $36.4 million), respectively, at December 31, 2017 that are available indefinitely for offset against future taxable income in Spain. The Partnership also had tax losses in Luxembourg of 91.5 million Euros or approximately $109.9 million as at December 31, 2017 (December 31, 2016 – 93.3 million Euros or approximately $98.1 million) that are available indefinitely for offset against taxable future income in Luxembourg.

The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2008 through 2017 currently remain open to examination by the major tax jurisdictions to which the Partnership is subject.

11.	Related Party Transactions

a)
Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit, are employed on charter contracts with subsidiaries of Teekay Corporation. In addition, the Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide various services to the Partnership and its subsidiaries with administrative, commercial, crew training, advisory, business development, technical and strategic consulting services. In addition, as part of the Partnership’s acquisition of its ownership interest in the Pan Union Joint Venture (see Notes 6a iii and 13a iv), the Partnership entered into an agreement with a subsidiary of Teekay Corporation whereby Teekay Corporation’s subsidiary will, on behalf of the Partnership, provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings in the Pan Union Joint Venture up to their delivery date. All costs incurred by Teekay Corporation’s subsidiary will be charged to the Partnership and recorded as part of vessel operating expenses. Finally, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Year Ended
	December 31 2017 $	December 31 2016 $	December 31 2015 $
Voyage revenues (i)	36,358	37,336	35,887
Vessel operating expenses	(25,164)	(20,438)	(19,914)
General and administrative expenses (ii)	(7,834)	(11,890)	(14,485)
General and administrative expenses deferred and capitalized (iii)	(859)	(571)	—

(i)
Commencing in 2008, the Arctic Spirit and Polar Spirit were time-chartered to Teekay Corporation at a fixed-rate for a period of 10 years (plus options exercisable by Teekay Corporation to extend up to an additional 15 years). The original contract period for the Polar Spirit expired in March 2018 and for the Arctic Spirit will expire in April 2018.

(ii)
Includes commercial, strategic, advisory, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on the Partnership’s behalf.

(iii)
Includes the Partnership's proportionate costs associated with the Bahrain LNG Joint Venture including pre-operation, engineering and financing-related expenses, of which $1.1 million was reimbursed by the Bahrain LNG Joint Venture during 2017 (December 31, 2016 – $0.4 million). The net costs are recorded as part of investments in and advances to equity-accounted joint ventures in the Partnership's consolidated balance sheets.

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

d)
The Partnership entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with shipbuilding and site supervision services relating to the Partnership's LNG carrier newbuildings under construction (see Notes 13a i and ii). These costs are capitalized and included as part of advances on newbuilding contracts in the Partnership’s consolidated balance sheets. During the years ended 2017, 2016 and 2015, the Partnership incurred shipbuilding and site supervision costs with Teekay Corporation subsidiaries of $13.2 million, $8.5 million and $4.3 million, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

As at December 31, 2017 and 2016, shipbuilding and site supervision costs provided by Teekay Corporation subsidiaries included in advances on newbuilding contracts in the Partnership's consolidated balance sheets totaled $11.9 million and $10.1 million, respectively.

e)
As at December 31, 2017 and 2016, non-interest bearing advances to affiliates totaled $7.3 million and $9.7 million, respectively, and non-interest bearing advances from affiliates totaled $12.1 million and $15.5 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under the same common control.

12.	Derivative Instruments and Hedging Activities
The Partnership uses derivative instruments in accordance with its overall risk management policy.
Foreign Exchange Risk
The Partnership entered into cross-currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 9), and pursuant to these swaps, the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross-currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross-currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2018, 2020 and 2021, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross-currency swaps as at December 31, 2017.

		Floating Rate Receivable
Principal Amount NOK	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value/ Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (Years)
900,000	150,000	NIBOR	4.35%	6.43%	(41,664)	0.7
1,000,000	134,000	NIBOR	3.70%	5.92%	(12,553)	2.4
1,200,000	146,500	NIBOR	6.00%	7.72%	3,758	3.8
					(50,459)

Interest Rate Risk

The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt. As at December 31, 2017, the Partnership was committed to the following interest rate swap agreements:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Interest Rate Index	Principal Amount $	Fair Value/ Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps	LIBOR	60,000	(2,314)	1.1	4.9%
U.S. Dollar-denominated interest rate swaps(ii)	LIBOR	143,750	(22,837)	11.0	5.2%
U.S. Dollar-denominated interest rate swaps(ii)	LIBOR	42,845	(720)	3.6	2.8%
U.S. Dollar-denominated interest rate swaps(iii)	LIBOR	160,000	(9,360)	0.3	3.5%
U.S. Dollar-denominated interest rate swaps(iv)	LIBOR	171,933	(9,023)	2.8	3.3%
U.S. Dollar-denominated interest rate swaps(iv)	LIBOR	99,667	123	1.0	1.7%
U.S. Dollar-denominated interest rate swaps(iv)	LIBOR	195,008	260	9.0	2.3%
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(v)	EURIBOR	232,957	(29,235)	3.0	3.1%
			(73,106)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at December 31, 2017, ranged from 0.30% to 3.25%.

(ii)	Principal amount reduces semi-annually.

(iii)
These interest rate swaps are being used to economically hedge expected interest payments on future debt that is planned to be outstanding from 2018 to 2024. These interest rate swaps are subject to mandatory early termination in 2018, whereby the swaps will be settled based on their fair value at that time.

(iv)	Principal amount reduces quarterly.

(v)	Principal amount reduces monthly to 70.1 million Euros ($84.2 million) by the maturity dates of the swap agreements.

As part of its economic hedging program, the Partnership has one interest rate swaption agreement. Pursuant to the swaption agreement, the Partnership has a one-time option (or Call Option) to enter into an interest rate swap with a third party, and the third party has a one-time option (or Put Option) to require the Partnership to enter into an interest swap. If the Partnership or the third party exercises its option, there will be a cash settlement for the fair value of the interest rate swap, in lieu of taking delivery of the actual interest rate swap. At December 31, 2017, the terms of the interest rate swaps underlying the interest rate swaption were as follows:

	Interest Rate Index	Principal Amount $		Option Exercise Date	Fair Value/ Carrying Amount of Asset (Liability)	Remaining Term (Years)	Interest Rate
Interest rate swaption - Call Option	LIBOR	160,000	(i)	January 31, 2018	Nominal	8.0	3.1%
Interest rate swaption - Put Option	LIBOR	160,000	(i)	January 31, 2018	(2)	8.0	2.0%

(i)	Amortizing every three months from $160.0 million in January 2018 to $82.5 million in January 2026.

As at December 31, 2017, the Partnership had multiple interest rate swaps, interest rate swaptions, and cross-currency swaps with the same counterparty that are subject to the same master agreement. Each of these master agreements provide for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments are presented on a gross basis in the Partnership’s consolidated balance sheets. As at December 31, 2017, these interest rate swaps, interest rate swaptions, and cross-currency swaps had an aggregate fair value asset of $4.5 million and an aggregate fair value liability of $81.5 million. As at December 31, 2017, the Partnership had $22.3 million (December 31, 2016 – $37.8 million) on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current on the Partnership’s consolidated balance sheets.

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
Other Derivatives
In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative asset at December 31, 2017 was $1.6 million (December 31, 2016 – an asset of $2.1 million).

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

	Advances to affiliates	Current portion of derivative assets	Derivative assets	Accrued liabilities	Current portion of derivative liabilities	Derivative liabilities
As at December 31, 2017
Interest rate swap agreements	—	108	1,130	(4,101)	(34,614)	(35,629)
Interest rate swaption agreements	—	—	—	—	(2)	—
Cross-currency swap agreements	—	—	5,042	(810)	(44,523)	(10,168)
Toledo Spirit time-charter derivative	678	970	—	—	—	—
	678	1,078	6,172	(4,910)	(79,139)	(45,797)
As at December 31, 2016
Interest rate swap agreements	—	—	1,080	(5,514)	(22,432)	(59,735)
Interest rate swaption agreements	—	31	3,252	—	(1,525)	(2,705)
Cross-currency swap agreements	—	—	—	(1,090)	(32,843)	(65,853)
Toledo Spirit time-charter derivative	1,274	500	360	—	—	—
	1,274	531	4,692	(6,604)	(56,800)	(128,293)

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

	Year Ended December 31,
	2017			2016			2015
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(18,825)	12,393	(6,432)	(25,940)	15,627	(10,313)	(28,968)	14,768	(14,200)
Interest rate swaption agreements	—	945	945	—	(164)	(164)	—	(783)	(783)
Interest rate swaption agreements termination	(610)	—	(610)	—	—	—	—	—	—
Toledo Spirit time-charter derivative	678	110	788	(654)	3,970	3,316	(3,429)	(1,610)	(5,039)
	(18,757)	13,448	(5,309)	(26,594)	19,433	(7,161)	(32,397)	12,375	(20,022)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Unrealized and realized gains (losses) relating to cross-currency swap agreements are recognized in earnings and reported in foreign currency exchange (loss) gain in the Partnership’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Partnership's consolidated statements of income is as follows:

	Year Ended December 31,
	2017			2016			2015
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Cross-currency swap agreements	(9,344)	49,047	39,703	(9,063)	28,905	19,842	(7,640)	(57,759)	(65,399)
Cross-currency swap agreements termination	(25,733)	—	(25,733)	(17,711)	—	(17,711)	—	—	—
	(35,077)	49,047	13,970	(26,774)	28,905	2,131	(7,640)	(57,759)	(65,399)

For the years ended December 31, 2017 and 2016 (no activity for the year ended 2015), the following table presents the effective and ineffective portion of losses on interest rate swap agreements designated and qualifying as cash flow hedges. The following table excludes any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity-accounted joint ventures.

Year Ended December 31, 2017				Year Ended December 31, 2016
Effective Portion Recognized in AOCI (i) $	Effective Portion Reclassified from AOCI (ii) $	Ineffective Portion (iii) $		Effective Portion Recognized in AOCI (i) $	Effective Portion Reclassified from AOCI (ii) $	Ineffective Portion (iii) $
429	(427)	(740)	Interest expense	590	—	—	Interest expense
429	(427)	(740)		590	—	—

(i)	Effective portion of designated and qualifying cash flow hedges recognized in other comprehensive income (loss).

(ii)	Effective portion of designated and qualifying cash flow hedges recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings.

(iii)	Ineffective portion of designated and qualifying cash flow hedges.

13.	Commitments and Contingencies

a)	The Partnership’s share of commitments to fund newbuilding and other construction contract costs as at December 31, 2017 are as follows:

	Total $	2018 $	2019 $	2020 $
DSME (i)	486,988	486,988	—	—
Hyundai Samho Heavy Industries Co. (ii)	317,530	65,460	252,070	—
Yamal LNG Joint Venture (iii)	781,300	350,100	232,000	199,200
Pan Union Joint Venture (iv)	116,629	87,102	29,527	—
Bahrain LNG Joint Venture (v)	133,936	80,733	53,203	—
Exmar LPG Joint Venture (vi)	54,570	54,570	—	—
	1,890,953	1,124,953	566,800	199,200

(i)
As at December 31, 2017, the Partnership had four LNG carrier newbuildings on order with DSME which are scheduled for delivery in 2018. As at December 31, 2017, costs incurred under these newbuilding contracts totaled $340.2 million. As at December 31, 2017, the Partnership has secured financing for all of the four DSME LNG carrier newbuildings included in the table above (see Note 5).

(ii)	As at December 31, 2017, the Partnership had two LNG carrier newbuildings on order with Hyundai Samho Heavy Industries Co. (or HHI) scheduled for

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

delivery in 2019. As at December 31, 2017, costs incurred under these newbuilding contracts totaled $104.3 million. The Partnership has secured $139 million of financing as at December 31, 2017 for one of the two HHI LNG carrier newbuildings.

(iii)
The Partnership, through the Yamal LNG Joint Venture, has a 50% ownership interest in six 172,000-cubic meter ARC7 LNG carrier newbuildings that have an estimated total fully built-up cost of approximately $2.1 billion. As at December 31, 2017, the Partnership’s proportionate costs incurred under these newbuilding contracts totaled $240.1 million. The Yamal LNG Joint Venture has secured debt financing of $816 million for the six LNG carrier newbuildings, of which $751 million was undrawn at December 31, 2017, related to the Partnership's proportionate share of the commitments included in the table above.

(iv)
Through the Pan Union Joint Venture, the Partnership has ownership interests ranging from 20% to 30% in three LNG carrier newbuildings scheduled for delivery in 2018 and 2019. The Pan Union Joint Venture has secured financing of $87 million related to the Partnership's proportionate share of the commitments included in the table above and the Partnership is scheduled to receive $3.5 million of reimbursement directly from Shell (see Note 6a iii).

(v)
The Partnership has a 30% ownership interest in the Bahrain LNG Joint Venture for the development of an LNG receiving and regasification terminal in Bahrain. The project will include an FSU, which will be modified from one of the Partnership’s existing MEGI LNG carrier newbuildings, an offshore gas receiving facility, and an onshore nitrogen production facility. The terminal will have a capacity of 800 million standard cubic feet per day and will be owned and operated under a 20-year agreement commencing early-2019. The receiving and regasification terminal is expected to have a fully-built up cost of approximately $960.0 million. The Bahrain LNG Joint Venture has secured debt financing of $134 million related to the Partnership's proportionate share of the commitments included in the table above.

(vi)
The Partnership has a 50% ownership interest in the Exmar LPG Joint Venture which has three LPG carrier newbuildings scheduled for delivery in 2018 and has secured $56 million of financing for two of the three LPG carrier newbuildings related to the Partnership's proportionate share of the commitments included in the table above.

b)
Management is required to assess if the Partnership will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Partnership anticipates making payments related to commitments to fund its wholly-owned vessels under construction of $552.4 million during 2018 and $252.1 million during 2019, as well as other payments relating to its joint ventures (see Note 13a).

Over the one-year period following the issuance of these consolidated financial statements, the Partnership will need to obtain additional sources of financing, in addition to amounts generated from operations, to fund scheduled debt repayments and construction commitments and to meet its minimum liquidity requirements under its financial covenants. These anticipated sources of financing include refinancing loan facilities maturing in 2018 (see Note 19f) as well as obtaining new debt financing for the unfinanced portion of the Partnership's vessels under construction.
The Partnership is actively pursuing the alternatives described above, which it considers probable of completion based on the Partnership’s history of being able to refinance similar loan facilities and to obtain new debt financing for its vessels under construction, as well as the progress it has made on the financing process to-date. The Partnership is in various stages of completion with respect to its anticipated new financing facilities.
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

c)
The Partnership owns a 70% ownership interest in the Teekay Nakilat Joint Venture, which was the lessee under three separate 30-year capital lease arrangements with a third party for three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leasing arrangements for the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain the lessor’s agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date and as at December 31, 2017, the Teekay Nakilat Joint Venture’s carrying amount of this estimated tax indemnification guarantee was $12.7 million (December 31, 2016 – $13.3 million) which is included as part of other long-term liabilities in the consolidated balance sheets of the Partnership.  Additionally, as at December 31, 2017, the Teekay Nakilat Joint Venture had $7.0 million (December 31, 2016 – $6.8 million) on deposit with the lessor as security against any future claims and recorded as part of restricted cash - long-term in the Partnership’s consolidated balance sheets.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures in the UK courts. One of those challenges was eventually decided in favor of HMRC (Lloyds Bank Equipment Leasing No. 1 or LEL1), with the lessor and lessee choosing not to appeal further. The LEL1 tax case concluded that capital allowances were not available to the lessor. On the basis of this conclusion, HMRC is now asking lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to their lessor. The Teekay Nakilat Joint Venture does not accept this contention and has informed HMRC of this position. It is not known at this time whether the Teekay Nakilat Joint Venture would eventually prevail in court. If the former lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, the Partnership’s 70% share of Teekay Nakilat Joint Venture's potential exposure is estimated to be approximately $44 million. Such estimate is primarily based on information received from the lessor.

d)
The Partnership owns a 69% ownership interest in the Teekay Tangguh Joint Venture which is currently in discussions with HMRC related to its tax returns filed for the 2010 fiscal year. HMRC has challenged the deductibility of certain related party transactions and the Teekay Tangguh Joint Venture has submitted a settlement proposal of $1.6 million (of which the Partnership’s 69% share is $1.1 million) to HMRC

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

in December 2017 which is included in income tax expense in the Partnership’s consolidated statements of income for the year ended December 31, 2017.

e)
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

14.	Supplemental Cash Flow Information

a)	The changes in operating assets and liabilities for years ended December 31, 2017, 2016 and 2015 are as follows:

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Accounts receivable	1,620	5,494	(5,140)
Prepaid expenses	(2,815)	745	(494)
Accounts payable	(2,053)	2,791	2,127
Accrued liabilities	2,449	(1,572)	(1,581)
Unearned revenue and long-term unearned revenue	(1,456)	(3,218)	(562)
Restricted cash	4,249	(10,808)	(2,785)
Advances to and from affiliates	(913)	(9,699)	(23,714)
Other operating assets and liabilities	772	(4,402)	(2,038)
Total	1,853	(20,669)	(34,187)

b)
Cash interest paid (including realized losses on interest rate swaps) on long-term debt, advances from affiliates and obligations related to capital leases, net of amounts capitalized, during the years ended December 31, 2017, 2016 and 2015 totaled $122.7 million, $100.9 million, and $94.5 million, respectively.

c)	During the years ended December 31, 2017, 2016 and 2015, cash paid for corporate income taxes was $2.9 million, $4.9 million and $7.8 million, respectively.

d)
During the year ended December 31, 2017, the Partnership acquired a 100% ownership interest in Skaugen Gulf Petchem Carriers B.S.C.(c) (or the Skaugen LPG Joint Venture), which owned the LPG carrier Norgas Sonoma, from I.M. Skaugen SE (or Skaugen) (35%), The Oil & Gas Holding Company B.S.C.(c) (35%) and Suffun Bahrain W.L.L. (30%) for $13.2 million. The Partnership applied $4.6 million of the outstanding hire owed by Skaugen to the Partnership as a portion of the purchase price to acquire the Skaugen LPG Joint Venture, which was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

15.	Total Capital and Net Income Per Common Unit
As at December 31, 2017, a total of 68.3% of the Partnership's common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by subsidiaries of Teekay Corporation. All of the Partnership's outstanding Series A Cumulative Redeemable Perpetual Preferred Units (or the Series A Preferred Units) and Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or Series B Preferred Units) are held by the public.
Limited Partners’ Rights
Significant rights of the Partnership’s limited partners include the following:

•
Right of common unitholders to receive distribution of Available Cash (as defined in the partnership agreement and which takes into account cash reserves for, among other things, future capital expenditures and future credit needs of the Partnership) within approximately 45 days after the end of each quarter.

•
No limited partner shall have any management power over the Partnership’s business and affairs; the General Partner is responsible for the conduct, directions and management of the Partnership’s activities.

•
The General Partner may be removed if such removal is approved by common unitholders holding at least 66-2/3% of the outstanding units voting as a single class, including units held by our General Partner and its affiliates.

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

During 2017 and 2016, the quarterly cash distributions were below $0.4625 per common unit and, consequently, the assumed distribution of net income was based on the limited partners' and General Partner’s ownership percentage for the purposes of the net income per common unit calculation. During 2015, quarterly cash distributions exceeded $0.4625 per common unit and, consequently, the assumed distribution of net income for 2015 resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per common unit calculation.

In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities and liquidation amounts on the Series A Preferred Units and Series B Preferred Units will be distributed to the common unitholders and the General Partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.
Net Income Per Common Unit
Limited partners' interest in net income per common unit is determined by dividing net income, after deducting the amount of net income attributable to the non-controlling interests, the General Partner’s interest and the distributions on the Series A and Series B Preferred Units by the weighted-average number of common units outstanding during the period. The distributions payable on the Series A Preferred Units (which were issued on October 5, 2016) for the year ended December 31, 2017 were $11.3 million (December 31, 2016 – $2.7 million, December 31, 2015 – $nil). The distributions payable on the Series B Preferred Units (which were issued on October 23, 2017) for the year ended December 31, 2017 were $2.7 million (December 31, 2016 and December 31, 2015 – $nil).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Year Ended December 31,
	2017	2016	2015
	$	$	$
Limited partners' interest in net income for basic net income per common unit	19,586	134,977	174,607
Weighted average number of common units	79,617,778	79,568,352	78,896,767
Dilutive effect of unit based compensation	173,263	103,506	64,335
Common units and common unit equivalents	79,791,041	79,671,858	78,961,102
Limited partner's interest in net income per common unit:
basic	0.25	1.70	2.21
diluted	0.25	1.69	2.21

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

Pursuant to the Partnership agreement, allocations to partners are made on a quarterly basis.
Equity Offerings
The following table summarizes the issuances of common and preferred units over the three years ended December 31, 2017:

Date	Units Issued	Type of Units	Offering Price	Gross Proceeds(i) $	Net Proceeds $	Teekay Corporation’s Ownership After the Offering(ii)	Use of Proceeds
Continuous offering program during 2015(iii)	1,173,428	Common	(iv)	36,274	35,374	33.02%	General partnership purposes including funding newbuilding installments
October 2016 Public Offering 2016(v)	5,000,000	Preferred	$25.00	125,000	120,707	33.02%	General partnership purposes, including debt repayments and funding newbuilding installments
October 2017 Public Offering (vi)	6,800,000	Preferred	$25.00	170,000	164,411	33.02%	General partnership purposes, including debt repayments and funding newbuilding installments

(i)	Including the General Partner’s 2% proportionate capital contribution.

(ii)	Including Teekay Corporation’s indirect 2% general partner interest relating to common unit offerings.

(iii)
Includes 160,000 common units sold under the Partnership's continuous offering program (or COP) in December 2014 for which net proceeds of $6.8 million (including the General Partner’s 2% proportionate capital contribution) were received in January 2015.

(iv)
Commencing in May 2013, the Partnership implemented a COP under which the Partnership could issue new common units, representing limited partner interests, from time to time at market prices up to a maximum aggregate amount of $100 million. The COP expired in 2016.

(v)
On October 5, 2016, the Partnership issued Series A Preferred Units having a distribution rate of 9.0% per annum of the stated liquidation preference of $25.00 per unit. At any time on or after October 5, 2021, the Partnership may redeem the Series A Preferred Units, in whole or in part, at a redemption price of $25.00 per unit plus all accumulated and unpaid distributions to the date of redemption, whether or not declared.

(vi)
On October 23, 2017, the Partnership issued Series B Preferred Units having a distribution rate of 8.5% per annum of the stated liquidation preference of $25.00 per unit up to October 15, 2027, at which point the rate moves to a floating rate equal to three-month LIBOR plus a margin of 6.241%. At any time

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

on or after October 15, 2027, the Partnership may redeem the Series B Preferred Units, in whole or in part, at a redemption price of $25.00 per unit plus all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.

16.	Unit-Based Compensation
In March 2017, a total of 17,345 common units, with an aggregate value of $0.3 million, were granted to the non-management directors of the General Partner as part of their annual compensation for 2017. These common units were fully vested upon grant. During 2016 and 2015, the Partnership awarded 32,723 and 10,447 common units, respectively, as compensation to non-management directors. The awards were fully vested in March 2016 and March 2015, respectively. The compensation to the non-management directors is included in general and administrative expenses on the Partnership’s consolidated statements of income.

The Partnership grants restricted unit awards as incentive-based compensation under the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Partnership’s unit-based compensation awards is reflected in general and administrative expenses in the Partnership’s consolidated statements of income.

During March 2017, 2016 and 2015, the Partnership granted 60,809, 132,582 and 32,054 restricted units, respectively, with grant date fair values of $1.0 million $1.5 million and $1.1 million, respectively, to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries who provide services to the Partnership, based on the Partnership’s closing common unit price on the grant date. Each restricted unit is equal in value to one of the Partnership's common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement, and in this case, the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards is paid to each recipient in the form of common units, net of withholding tax. During the years ended December 31, 2017, 2016 and 2015, the Partnership recorded an expense of $1.0 million, $1.3 million, and $1.2 million, respectively, related to the restricted units.

17.	Restructuring Charges
During 2015, pursuant to a request by the charterer of the Alexander Spirit, the Partnership changed the crew on the vessel which resulted in a restructuring charge of $4.0 million relating to seafarer severance payments. The full amount of the restructuring charge was recovered from the charterer and the recovery was included in voyage revenues in the Partnership’s consolidated statements of income. The seafarer severance payments were fully paid in 2016.

18.	Write-Down and Loss on Sales of Vessels

a)
During February and March 2016, Centrofin Management Inc. (or Centrofin), the charterer for both the Bermuda Spirit and Hamilton Spirit Suezmax tankers, exercised its option under the charter contracts to purchase both vessels. As a result of Centrofin’s acquisition of the vessels, the Partnership recorded a $27.4 million loss on the sale of the vessels and associated charter contracts in the year ended December 31, 2016. The Bermuda Spirit was sold on April 15, 2016 and the Hamilton Spirit was sold on May 17, 2016. The Partnership used the total proceeds of $94.3 million from the sales primarily to repay existing term loans associated with these vessels.

b)
In November, 2016, the Partnership reached an agreement to sell the Asian Spirit Suezmax tanker for net proceeds of $20.6 million and as a result, recorded an $11.5 million impairment on the write-down of the vessel in the year ended December 31, 2016. The vessel delivered to the new owner on March 21, 2017. The Partnership used the net proceeds from the sale primarily to repay existing term loans associated with the vessel. As at December 31, 2016, the vessel was classified as held for sale in the Partnership’s consolidated balance sheets.

c)
In June 2017, the charterer for the European Spirit Suezmax tanker gave formal notice to the Partnership that it would not exercise its one-year extension option under the charter contract and the charterer redelivered the vessel to the Partnership in August 2017. Upon receiving this notification, the Partnership commenced marketing the vessel for sale and expects to sell the vessel in 2018. As a result, the Partnership wrote-down the vessel to its estimated resale value, based on second-hand market comparable values and recorded a $12.6 million write-down of the vessel for the year ended December 31, 2017. As at December 31, 2017, the vessel was classified as held for sale in the Partnership's consolidated balance sheets.

d)
In August 2017, the charterer for the African Spirit Suezmax tanker gave formal notice to the Partnership that it will not exercise its one-year extension option under the charter contract and will redeliver the vessel to the Partnership in November 2017. As a result, the Partnership wrote-down the vessel to its estimated resale value, based on second-hand market comparable values, and recorded a $12.5 million write-down of the vessel for the year ended December 31, 2017. The Partnership commenced marketing the vessel for sale and expects to sell the vessel in 2018. As at December 31, 2017, the vessel was classified as held for sale in the Partnership's consolidated balance sheets.

e)
Under the Partnership's charter contracts for the Teide Spirit and Toledo Spirit Suezmax tankers, the charterer, who is also the owner of the vessels, has the option to cancel the charter contracts 13 years following commencement of the respective charter contracts. In August 2017, the charterer of the Teide Spirit gave formal notification to the Partnership of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received. In October 2017, the charterer notified the Partnership that it is marketing the Teide Spirit for sale and, upon sale of the vessel, it will concurrently terminate its existing charter contract with the Partnership (see Note 19e). The charterer’s cancellation option for the Toledo Spirit is first exercisable in August 2018. Given the Partnership's prior experience with this charterer, the Partnership expects the charterer will also cancel the charter contract and sell the Toledo Spirit to a third party in 2018. The Partnership wrote-down the vessels to their estimated fair values of $52.3 million based on their expected future discounted cash flows and recorded a $25.5 million write-down on a combined basis of the Teide Spirit and Toleto Spirit for the year ended December 31, 2017.

19.	Subsequent Events

a)
On January 12, 2018, the Yamal LNG Joint Venture took delivery of its first ARC7 LNG carrier newbuilding, the Eduard Toll, in which the Partnership has a 50% ownership interest. The vessel concurrently commenced its 28-year charter contract with Yamal Trade Pte. Ltd.

b)	On January 30, 2018, the Exmar LPG Joint Venture sold an LPG carrier, the Courcheville, to a third party for gross proceeds of $4.4 million.

c)
On January 31, 2018, the Pan Union Joint Venture took delivery of its second LNG carrier newbuilding, the Pan Americas, in which the Partnership has a 30% ownership interest. The vessel concurrently commenced its 20-year charter contract with Shell.

d)	On January 31, 2018, the Partnership sold its 50% ownership interest in the Excelsior Joint Venture for net proceeds of approximately $44 million after repaying outstanding debt obligations.

e)
On February 8, 2018, CEPSA, the charterer (who is also the owner) of the Partnership's vessel related to capital lease, the Teide Spirit, sold the vessel to a third party. As a result of this sale, the Partnership returned the vessel to CEPSA and the full amount of the associated capital lease obligation was concurrently extinguished. In addition, the Partnership incurred seafarer severance payments of approximately $1.4 million upon the sale of the vessel.

f)	On February 8, 2018, the Partnership refinanced a loan maturing in 2018 with a new $197 million revolving credit facility maturing in 2022.

g)
On February 9, 2018, the Partnership took delivery of an LNG carrier newbuilding, the Magdala, which concurrently commenced its eight-year charter contract with Shell. Upon delivery of the vessel, the Partnership sold and leased back the vessel under a sale-leaseback financing transaction which includes a purchase obligation at the end of the 10-year bareboat charter contract.

h)
On March 5, 2018, the Partnership's 50%-owned joint venture, Exmar LPG BVBA, took delivery of its seventh LPG carrier newbuilding, the Kapellen. On March 13, 2018, Exmar LPG BVBA sold and leased back the vessel under a sale-leaseback financing transaction which includes purchase options throughout the 15-year bareboat charter contract.