Form 20-F
period 2018-12-31
Teekay LNG Partners L.P.
filed 2019-04-05
CIK 1308106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________________________
FORM 20-F
  _______________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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
79,360,719 Common Units
5,000,000 Series A Preferred Units
6,800,000 Series B Preferred Units

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities
Act.    Yes   ☒    No   ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark if the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark if the registrant (1) has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Unless otherwise indicated, references in this prospectus to “Teekay LNG Partners,” “we,” “us” and “our” and similar terms refer to Teekay LNG Partners L.P. and/or one or more of its subsidiaries, except that those terms, when used in this Annual Report in connection with the common or preferred units described herein, shall mean specifically Teekay LNG Partners L.P. References in this Annual Report to “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries.

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

•
our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities, including vessel acquisitions;

•
our liquidity needs and meeting our going concern requirements, including our anticipated funds and sources of financing for liquidity and working capital needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least a one-year period;

•	our ability to obtain financing, including new bank financings, and to refinance existing indebtedness;

•	the expected timing, amounts and methods of financing for new projects;

•	growth prospects and future trends of the markets in which we operate;

•	our expectations regarding demand in the oil and gas industry;

•
liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets, estimated growth in size of the world LNG and LPG fleets and spot LNG, LPG and tanker charter rates;

•	our expectations as to the useful lives of our vessels;

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

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter or whose charter contract is expiring in 2019 and 2020;

•	the adequacy of our insurance coverage, less an applicable deductible;

•
the future resumption of an LNG plant in Yemen operated by Yemen LNG Company Limited (or YLNG), the expected expiration of the current deferral arrangement with YLNG, the expected further agreement with YLNG to suspend the charter contracts, the expected repayment of deferred hire amounts on our two 52%-owned vessels, the Marib Spirit and Arwa Spirit, on charter to YLNG, and the expected reduction to our equity income in 2019 as a result of the charter payment deferral;

•	expected purchases and deliveries of newbuilding vessels, the newbuildings’ commencement of service under charter contracts, and estimated costs for newbuilding vessels;

•	expected deliveries of the LNG newbuilding vessels in connection with our joint venture with China LNG Shipping (Holdings) Limited;

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

•	our ability to continue to derive a significant portion of our revenues and cash flow from a limited number of customers;

•	our ability to maintain long-term relationships with major LNG and LPG importers and exporters and major crude oil companies;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time-charters with our LNG and LPG customers;

•	obtaining LNG and LPG projects that we or Teekay Corporation bid on;

•
our expectations regarding the schedule and performance of the receiving and regasification terminal in Bahrain, which will be owned and operated by a new joint venture, Bahrain LNG W.L.L., owned by us (30%), National Oil & Gas Authority (or Nogaholding) (30%), Gulf Investment Corporation (or GIC) (24%) and Samsung C&T (or Samsung) (16%) (or the Bahrain LNG Joint Venture), and our expectations regarding the charter of a floating storage unit (or FSU) vessel for the project;

•	our ability to obtain all permits, licenses, and certificates with respect to the conduct of our operations;

•
the impact and expected cost of, and our ability to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business, including the expected cost to install ballast water treatment systems on our vessels and the switch to burning low sulphur fuel in compliance with the International Marine Organization (or IMO) proposals and the effect of IMO 2020, a new regulation for a 0.50% global sulphur cap for marine fuels effective January 1, 2020;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	the future valuation or impairment of our assets, including goodwill;

•
our hedging activities relating to foreign exchange, interest rate and spot market risks, and the effects of fluctuations in foreign exchange, interest rate and spot market rates on our business and results of operations;

•	the potential impact of new accounting standards guidance;

•	our and Teekay Corporation’s ability to maintain good relationships with the labor unions who work with us;

•	anticipated taxation of our partnership and its subsidiaries; and

•	our business strategy and other plans and objectives for future operations.

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
Item 2.Offer Statistics and Expected Timetable
Not applicable.
Item 3.Key Information
Selected Financial Data
Set forth below is selected consolidated financial and other data of Teekay LNG Partners and its subsidiaries for the fiscal years 2014 through 2018, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, (a) “Item 5 – Operating and Financial Review and Prospects,” included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the consolidated financial statements for the years ended December 31, 2018, 2017 and 2016.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

(in thousands of U.S. Dollars, except unit, per unit and fleet data)	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $
Income Statement Data:
Voyage revenues	510,762	432,676	396,444	397,991	402,928
Income from vessel operations(1)	147,809	148,649	153,181	181,372	183,823
Equity income(2)	53,546	9,789	62,307	84,171	115,478

Interest expense	(128,303)	(80,937)	(58,844)	(43,259)	(60,414)
Interest income	3,760	2,915	2,583	2,501	3,052
Realized and unrealized gain (loss) on non-designated derivative instruments(3)	3,278	(5,309)	(7,161)	(20,022)	(44,682)
Foreign currency exchange gain (loss)(4)	1,371	(26,933)	5,335	13,943	28,401
Other (expense) income(5)	(51,373)	1,561	1,537	1,526	836
Income tax expense	(3,213)	(824)	(973)	(2,722)	(7,567)
Net income	26,875	48,911	157,965	217,510	218,927
Non-controlling and other interests in net income	24,260	29,325	22,988	42,903	44,676
Limited partners’ interest in net income	2,615	19,586	134,977	174,607	174,251
Limited partners’ interest in net income per:
Common unit - basic	0.03	0.25	1.70	2.21	2.30
Common unit - diluted	0.03	0.25	1.69	2.21	2.30
Cash distributions declared per common unit	0.5600	0.5600	0.5600	2.8000	2.7672
Balance Sheet Data (at end of period):
Cash and cash equivalents	149,014	244,241	126,146	102,481	159,639
Restricted cash	73,850	95,194	117,027	111,519	45,997
Vessels and equipment(6)	3,329,523	2,905,712	2,215,983	2,108,160	1,989,230
Investment in and advances to equity-accounted joint ventures	1,116,133	1,094,596	1,037,726	883,731	891,478
Net investments in direct financing leases(7)	575,163	495,990	643,008	666,658	682,495
Total assets	5,384,781	5,019,299	4,315,474	4,052,980	3,947,275
Total debt and obligations related to capital leases	3,268,332	2,809,541	2,184,065	2,058,336	1,970,531
Partners’ equity	1,833,254	1,879,038	1,738,506	1,519,062	1,537,752
Total equity	1,882,597	1,931,423	1,777,412	1,543,679	1,547,371
Common units outstanding	79,360,719	79,626,819	79,571,820	79,551,012	78,353,354
Preferred units outstanding	11,800,000	11,800,000	5,000,000	—	—
Other Financial Data:
Net voyage revenues(8)	482,525	424,474	394,788	396,845	399,607
EBITDA(9)	279,009	233,302	310,741	353,243	377,983
Adjusted EBITDA(9)	492,275	424,436	445,341	442,463	466,965
Capital expenditures:
Expenditures for vessels and equipment(10)	686,305	714,529	344,987	191,969	194,255
Liquefied Natural Gas Fleet Data:
Consolidated:
Calendar-ship-days(11)	7,570	5,912	5,244	4,745	4,745
Average age of our fleet (in years at end of year)	7.8	8.9	9.7	10.2	9.2
Vessels at end of year(12)	23	18	15	13	13
Equity-Accounted:(13)
Calendar-ship-days(11)	6,912	5,920	5,840	5,840	5,840
Average age of our fleet (in years at end of year)	7.0	8.0	7.5	6.5	5.5
Vessels at end of year(12)	20	17	16	16	16
Liquefied Petroleum Gas Fleet Data:
Consolidated:
Calendar-ship-days(11)	2,555	2,445	2,196	2,190	1,874
Average age of our fleet (in years at end of year)	9.9	8.9	7.0	6.0	5.0
Vessels at end of year(12)	7	7	6	6	6
Equity-Accounted:(13)
Calendar-ship-days(11)	7,645	7,001	6,395	5,880	5,498
Average age of our fleet (in years at end of year)	7.9	9.1	9.6	10.4	10.8
Vessels at end of year(12)	22	20	19	16	15
Conventional Fleet Data:
Calendar-ship-days(11)	1,389	1,904	2,439	2,920	3,202
Average age of our fleet (in years at end of year)	12.0	12.6	11.7	9.5	8.5
Vessels at end of year	2	5	6	8	8

(1)
Income from vessel operations includes write-down of goodwill and write-down and loss on sale of vessels of $54.7 million, $50.6 million and $39.0 million for the years ended December 31, 2018, 2017 and 2016, respectively.

(2)
Equity income includes unrealized gains on non-designated derivative instruments, and any ineffectiveness of derivative instruments designated as hedges for accounting purposes of $9.4 million, $2.4 million, $7.3 million, $10.2 million and $1.6 million for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, respectively. In addition, equity income for the year ended December 31, 2018 includes a gain of $5.6 million on our sale of our 50% ownership interest in our joint venture with Exmar NV (or Exmar) (or the Excelsior Joint Venture), which owned one LNG carrier, the Excelsior.

(3)
We entered into interest rate swap and swaption agreements to mitigate our interest rate risk from our floating-rate debt. We also have entered into an agreement with Teekay Corporation relating to the Toledo Spirit time-charter contract under which Teekay Corporation paid us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we paid Teekay Corporation any amounts payable to us as a result of spot rates being in excess of the fixed rate. The Toledo Spirit was sold in early 2019, and as a result, the derivative agreement ended at that time. With the exception of the interest rate swaps in our consolidated joint venture, Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), and for several interest rate swaps in certain of our equity-accounted joint ventures where we have applied hedge accounting, changes in the fair value of our derivatives are recognized immediately into income and are presented as realized and unrealized gain (loss) on derivative instruments in the consolidated statements of income. Please see “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.”

(4)
Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, advances from affiliates and long-term debt, are revalued and reported based on the prevailing exchange rate at the end of the period. Foreign exchange gains and losses include realized and unrealized gains and losses on our cross currency swaps. We entered into cross currency swaps concurrently with the issuance of our Norwegian Kroner (or NOK) denominated bonds to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK-denominated bonds. Our primary sources of foreign currency exchange gains and losses are our Euro-denominated term loans and NOK-denominated bonds. Euro-denominated term loans totaled, 169.0 million Euros ($193.8 million) at December 31, 2018, 194.1 million Euros ($233.0 million) at December 31, 2017, 208.9 million Euros ($219.7 million) at December 31, 2016, 227.7 million Euros ($241.8 million) at December 31, 2015 and 235.6 million Euros ($285.0 million) at December 31, 2014. Our NOK-denominated bonds totaled 3.1 billion NOK ($353.0 million) at December 31, 2018, 3.1 billion NOK ($377.9 million) at December 31, 2017, 3.2 billion NOK ($371.3 million) at December 31, 2016, 2.6 billion NOK ($294.0 million) at December 31, 2015 and 1.6 billion NOK ($214.7 million) at December 31, 2014.

(5)
Other (expense) income for the year ended December 31, 2018 includes a $53.0 million expense relating to the Teekay Nakilat Joint Venture recognizing an additional tax indemnification liability. Please see "Item 5 – Operating and Financial Review and Prospects: Significant Developments in 2018 and Early 2019 – Teekay Nakilat Capital Lease."

(6)
Vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels related to capital leases, at cost less accumulated depreciation and (c) advances on our newbuildings.

(7)
Certain of our external charters have been accounted for as direct financing leases. As a result, the vessels associated with the external charters accounted for as direct financing leases are not included as part of vessels and equipment. Please see "Item 18 – Financial Statements: Note 6 – Revenue – Net Investments in Direct Financing Leases."

(8)
Net voyage revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time-charters the charterer pays the voyage expenses, whereas under voyage charter contracts the ship owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are comparable across the different types of contracts. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net voyage revenues with voyage revenues:

(in thousands of U.S. Dollars)	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Voyage revenues	510,762	432,676	396,444	397,991	402,928
Voyage expenses	(28,237)	(8,202)	(1,656)	(1,146)	(3,321)
Net voyage revenues	482,525	424,474	394,788	396,845	399,607

(9)
EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before write-down of goodwill and write-down and loss on sales of vessels, foreign currency exchange (gain) loss, amortization of in-process contracts included in voyage revenues net of offsetting vessel operating expenses, unrealized (gain) loss on non-designated derivative instruments, realized loss on interest rate swaps and Adjustments to Equity-Accounted EBITDA. EBITDA and Adjusted EBITDA are used as a supplemental financial performance measure by management and by external users of our financial statements, such as investors. EBITDA and Adjusted EBITDA assist our management and security holders by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, amortization of in-process revenue contracts and realized and unrealized loss on derivative instruments relating to interest rate swaps, interest rate swaptions, and cross currency swaps, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our equity or debt securities, as applicable.

Neither EBITDA nor adjusted EBITDA should be considered as an alternative to net income, operating income, or any other measure of financial performance presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude certain items that affect net income and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented in this Annual Report may not be comparable to similarly titled measures of other companies.
The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income.

(in thousands of U.S. Dollars)	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Reconciliation of “EBITDA” and “Adjusted EBITDA” to “Net income”:
Net income	26,875	48,911	157,965	217,510	218,927
Depreciation and amortization	124,378	105,545	95,542	92,253	94,127
Interest expense, net of interest income	124,543	78,022	56,261	40,758	57,362
Income tax expense	3,213	824	973	2,722	7,567
EBITDA	279,009	233,302	310,741	353,243	377,983
Write-down of goodwill and write-down and loss on sale of vessels	54,653	50,600	38,976	—	—
Foreign currency exchange (gain) loss	(1,371)	26,933	(5,335)	(13,943)	(28,401)
Amortization of in-process contracts included in voyage revenues, net of offsetting vessel operating expenses	(326)	(1,113)	(1,113)	(1,113)	(1,113)
Unrealized (gain) loss on non-designated derivative instruments	(30,133)	(13,448)	(19,433)	(12,375)	2,096
Realized loss on interest rate swaps and swaptions	28,335	19,435	25,940	28,968	41,725
Adjustments to Equity-Accounted EBITDA(14)(15)	109,108	108,727	95,565	87,683	74,675
Other expense(5)	53,000	—	—	—	—
Adjusted EBITDA	492,275	424,436	445,341	442,463	466,965

(10)	Excludes expenditures for vessels and equipment from our equity-accounted joint ventures.

(11)
Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels were in our possession during that period. In addition, the calendar-ship-days for our consolidated LNG fleet includes 119 days relating to the charter-in contract of the Magellan Spirit from our 52%-owned joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture).

(12)	Liquefied Natural Gas
For 2018, 2017, 2016 and 2015, the number of vessels indicated does not include one, six, nine and 11 LNG carrier newbuilding(s), respectively, in our consolidated LNG fleet and five, nine, 10 and 10 LNG carrier newbuildings, respectively, in our equity-accounted LNG fleet.
Liquefied Petroleum Gas
For 2017, 2016 and 2015, the number of vessels indicated does not include three, four and seven LPG carrier newbuildings, respectively, in our equity-accounted LPG fleet.

(13)
Equity-accounted vessels in our LNG fleet include (i) six LNG carriers (or the MALT LNG Carriers) relating to the Teekay LNG-Marubeni Joint Venture, (ii) four LNG carriers (or the RasGas 3 LNG Carriers) relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation, (iii) four LNG carriers relating to the Angola Project (or the Angola LNG Carriers) in our joint venture with Mitsui & Co. Ltd. and NYK Energy Transport (Atlantic) Ltd., (iv) one LNG carrier at December 31, 2018 and two LNG carriers from 2017 to 2014 (or the Exmar LNG Carriers) relating to our LNG joint venture with Exmar, (v) three and one LNG carrier(s) (or the Pan Union LNG Carriers) relating to the Pan Union Joint Venture from 2018 and 2017, respectively, and (vi) two ARC7 LNG carriers relating to our 50/50 joint venture with China LNG (Holdings) Limited (or the Yamal LNG Joint Venture) in 2018. Equity-accounted vessels in our LPG fleet include 22, 20, 19, 16, and 15 LPG carriers (or the Exmar LPG Carriers) from 2018, 2017, 2016, 2015, and 2014, respectively, relating to our LPG joint venture with Exmar. The figures in the selected financial data for our equity-accounted vessels are at 100% and not based on our ownership percentages.

(14)
Adjusted Equity-Accounted EBITDA is a non-GAAP financial measure. Adjusted Equity-Accounted EBITDA represents equity income after Adjustments to Equity Income. Adjustments to Equity Income consist of depreciation and amortization, interest expense net of interest income, income tax (recovery) expense, amortization of in-process revenue contracts, foreign currency exchange (gain) loss, write-down and loss (gain) on sales of vessels, gain on sale of equity-accounted investment, unrealized gain on non-designated derivative instruments and realized loss on interest rate swaps, in each case related to our equity-accounted entities, on the basis of our ownership percentages of such entities. Neither Adjusted Equity-Accounted EBITDA nor Adjustments to Equity-Accounted EBITDA should be considered as an alternative to equity income or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjustments to Equity-Accounted EBITDA exclude some, but not all, items that affect equity income and these measures may vary among other companies. Therefore, Adjustments to Equity-Accounted EBITDA as presented in this Annual Report may not be comparable to similarly titled measures of the other companies.

(15)	Adjustments relating to equity income from our equity-accounted joint ventures are as follows:

(in thousands of U.S. Dollars)	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Reconciliation of “Adjusted Equity-Accounted EBITDA” to “Equity Income”:
Equity income	53,546	9,789	62,307	84,171	115,478
Depreciation and amortization	52,883	54,453	52,095	48,702	45,885
Interest expense, net of interest income	69,186	51,442	39,849	37,376	36,916
Income tax (recovery) expense	(261)	504	352	315	(155)
Amortization of in-process revenue contracts	(3,847)	(4,307)	(5,482)	(7,153)	(8,295)
Foreign currency exchange (gain) loss	(391)	369	125	(527)	(441)
Write-down and loss (gain) on sales of vessels	257	5,500	4,861	1,228	(16,923)
Gain on sale of equity-accounted investment(2)	(5,563)	—	—	—	—
Unrealized gain on non-designated derivative instruments	(9,076)	(7,491)	(6,963)	(10,945)	(1,563)
Realized loss on interest rate swaps	5,920	8,257	10,728	18,687	19,251
Adjustments to Equity-Accounted EBITDA	109,108	108,727	95,565	87,683	74,675
Adjusted Equity-Accounted EBITDA	162,654	118,516	157,872	171,854	190,153

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
The amount of cash we can distribute on our common and preferred units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

•	the rates we obtain from our charters;

•	the expiration of charter contracts;

•	the charterers' options to terminate charter contracts or repurchase vessels;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the continued availability of LNG and LPG production, liquefaction and regasification facilities;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry docking of our vessels;

•	delays in the delivery of newbuildings and the beginning of payments under charters relating to those vessels;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business; and

•	limitation of obtaining cash distributions from joint venture entities due to similar restrictions within the joint venture entities.

The actual amount of cash we will have available for distribution also will depend on factors such as:

•	the level of capital expenditures we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including to pay distributions to unitholders; and

•
the amount of any cash reserves, including reserves for future capital expenditures, anticipated future credit needs and other matters, established by Teekay GP L.L.C., our general partner (or our General Partner), in its discretion.

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

In determining the amount of cash available for distribution, the Board of Directors of our General Partner, which makes the determination on our behalf, approves the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, anticipated future credit needs, working capital and other matters. We also rely upon external financing sources, including commercial borrowings and proceeds from debt and equity offerings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.

Although global crude oil prices have experienced moderate recovery since falling from the highs reached in mid-2014, prices have not returned to those same highs. The decline in oil prices also contributed to depressed natural gas prices. Lower oil prices may negatively affect both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil. These declines in energy prices, combined with other factors beyond our control, have adversely affected energy and master limited partnership capital markets and available sources of financing for our capital expenditures and debt repayment obligations. On November 13, 2018, our General Partner announced that quarterly common unit distributions would increase by

36 percent to $0.19 per unit, commencing with the first quarter of 2019 distribution to be paid in May 2019 as part of a balanced capital allocation strategy, however, our distribution policy is subject to certain restrictions and may be changed by the Board of Directors of our General Partner.
Our ability to repay or refinance our debt obligations and to fund our capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. To the extent we are unable to finance these obligations and expenditures with cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage may increase, or our unitholders may be diluted. Our business may be adversely affected if we need to access other sources of funding.
To fund our existing and future debt obligations and capital expenditures, we will be required to use cash from operations, incur borrowings, and/or seek to access other financing sources. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If we are unable to access additional bank financing and generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

•	restructuring our debt;

•	seeking additional debt or equity capital;

•	selling assets;

•	reducing distributions;

•	reducing, delaying or cancelling our business activities, acquisitions, investments or capital expenditures; or

•	seeking bankruptcy protection.

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
We make substantial capital expenditures to maintain the operating capacity of our fleet, which reduce our cash available for distribution. In addition, each quarter our General Partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available for distribution to unitholders than if actual maintenance capital expenditures were deducted.
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

In addition, our actual maintenance capital expenditures vary significantly from quarter-to-quarter based on, among other things, the number of vessels dry docked during that quarter. Certain repair and maintenance items are more efficient to complete while a vessel is in dry dock. Consequently, maintenance capital expenditures will typically increase in periods when there is an increase in the number of vessels dry docked. Our significant maintenance capital expenditures reduce the amount of cash we have available for distribution to our unitholders.

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
We make substantial capital expenditures to expand the size of our fleet or gas business and generally are required to make significant installment payments for acquisitions of newbuilding vessels or for construction of receiving and regasification terminals prior to their delivery or completion and generation of revenue.
We make substantial capital expenditures to increase the size of our fleet or gas business. Please read “Item 5 – Operating and Financial Review and Prospects,” for additional information about our newbuilding acquisitions. As at December 31, 2018, we had six LNG carrier newbuildings scheduled for delivery during 2019, and one LNG receiving and regasification terminal under construction scheduled for completion in 2019. The obligations of us and our equity-accounted joint ventures to purchase the newbuilding vessels is not conditional upon our or their ability to obtain financing for such purchases. In January 2019, we had $636 million of financing in place, including the sale-leaseback financing completed on the Yamal Spirit in January 2019 and our proportionate share of financings in our equity-accounted joint ventures, against $652 million related to our proportionate share of the estimated remaining cost for our newbuilding vessels and our LNG receiving and regasification terminal under construction as of December 31, 2018. Please read "Item 5 – Contractual Obligations and Contingencies."
Our substantial capital expenditures may reduce our cash available for distribution to our unitholders. Funding of any capital expenditures with debt may significantly increase our interest expense and financial leverage, and funding of capital expenditures by issuing additional equity securities may result in significant unitholder dilution. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions to unitholders.

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

In addition, although delivery of the completed vessel will not occur until much later (approximately two to three years from the time the order is placed), we typically must pay an initial installment up-front upon signing the purchase contract. During the construction period, we generally are required to make installment payments on newbuildings prior to their delivery, in addition to incurring financing, miscellaneous construction and project management costs, but we do not derive any income from the vessel until after its delivery. If we finance these payments by issuing debt or equity securities, we will increase the aggregate amount of interest or cash required to maintain our current level of quarterly distributions to unitholders prior to generating cash from the operation of the newbuilding.
Our substantial debt levels may limit our flexibility in obtaining additional financing, refinancing credit facilities upon maturity, pursuing other business opportunities and paying distributions.
As at December 31, 2018, our consolidated debt, obligations related to capital leases and advances from affiliates totaled $3.3 billion and we had the capacity to borrow an additional $175.6 million under our revolving credit facilities. These facilities may be used by us for general partnership purposes. If we obtain debt financing for existing newbuilding orders or we are awarded contracts for new LNG or LPG projects, our consolidated debt and obligations related to capital leases will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on favorable terms, if at all;

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

Our ability to service our debt and obligations related to capital leases depends upon, among other things, our future financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness or obligations related to capital leases, we will be forced to take actions such as further reducing distributions, reducing, canceling or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, seeking to restructure or refinance our debt, seeking additional debt or equity capital or seeking bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.
Financing agreements containing operating and financial restrictions may restrict our business and financing activities.
The operating and financial restrictions and covenants in our financing arrangements and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand or pursue our business activities. For example, these financing arrangements may restrict our ability to:

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	make dividends or distributions when in default of the relevant loans;

•	make certain negative pledges and grant certain liens;

•	sell, transfer, assign or convey assets;

•	make certain investments; and

•	enter into new lines of business.

Some of our financing arrangements require us to maintain a minimum level of tangible net worth, to maintain certain ratios of vessel values as it relates to the relevant outstanding principal balance, to maintain a minimum level of aggregate liquidity, to maintain leverage below a maximum level and require certain of our subsidiaries to maintain restricted cash deposits. Please read "Item 5 – Operating and Financial Review and Prospects: Credit Facilities." Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion or all of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. This could lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans.

Furthermore, the termination of any of our charter contracts by our customers could result in the repayment of the debt facilities to which the chartered vessels relate.

Restrictions in our debt agreements may prevent us from paying distributions.

The payment of principal and interest on our debt and obligations related to capital leases reduces cash available for distribution on our units. In addition, our financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

•	breach or lapse of any insurance with respect to vessels securing the facility;

•	breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	bankruptcy or insolvency events;

•	failure of any representation or warranty to be materially correct;

•	a change of control, as defined in the applicable agreement; or

•	a material adverse effect, as defined in the applicable agreement.
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

In June 2017, we reached an agreement with Awilco to defer a portion of charter hire and extend the two LNG carrier bareboat charter contracts that were originally due to expire in November 2017 and August 2018 to December 2019, which would also include related purchase obligations on both vessels due at that time. However, there is no assurance that Awilco will be able to generate enough operating cash flows or have the ability to raise enough equity to pay for the charter hire deferrals and associated purchase obligations for the two LNG carriers. Further, two of the six MALT LNG Carriers in the Teekay LNG-Marubeni Joint Venture, the Marib Spirit and Arwa Spirit, are currently under long-term charter contracts with YLNG. Due to the political unrest in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the Teekay LNG-Marubeni Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments were deferred. Concurrent with the anticipated expiry of the most current deferral arrangement, which is expected to occur within the first half of 2019, the Teekay LNG-Marubeni Joint Venture intends to enter into a further agreement with YLNG pursuant to which the Teekay-LNG Marubeni Joint Venture and YLNG will suspend the two charter contracts for a period of up to three years. Should the LNG plant in Yemen resume operations during such suspended term, it is intended that YLNG will be required to repay the deferred amounts plus interest over a period of installments. However, there is no assurance if or when the LNG plant will resume operations and, accordingly, if YLNG will be able to repay all or any portion of the deferred amounts.

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

Our ability to compete for the transportation requirements of certain LNG and LPG projects, enter into new charter contracts, secure financings and expand our customer relationships depends in part on our ability to leverage our relationships with Teekay Corporation, our joint venture partners and their respective reputation and relationships in the shipping industry. If Teekay Corporation or certain of our joint venture partners suffer material damage to their reputation or relationships it may harm our ability to:

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
Although global crude oil and gas prices have experienced moderate recovery since the highs of mid-2014, prices have not returned to those same highs and remain volatile due to global and regional geopolitical, economic and strategic risks and changes. A further decline in oil prices may adversely affect our business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

•
a reduction in exploration for or development of new natural gas reserves or projects, or the delay or cancellation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;

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

We have several LPG carriers that operate in the LPG spot market and are either owned by us or owned or chartered-in by Exmar LPG BVBA (or the Exmar LPG Joint Venture), a joint venture entity formed pursuant to a joint venture agreement made in February 2013 between us and Belgium-based Exmar to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. The charters in the spot market operate for short durations and are priced on a current, or “spot,” market rate. The LPG spot market is volatile and fluctuates based upon the many conditions and events that affect the price, production and transport of LPG, including competition from alternative energy sources and negative global or regional economic or political conditions. Any adverse changes in the LPG markets may impact our ability to enter into economically beneficial charters when our LPG carriers complete their existing short-term charters in the LPG spot market, which may reduce vessel earnings and impact our operating results.
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
One of our principal objectives is to enter into additional long-term, fixed-rate LNG and LPG charters. The process of obtaining new long-term charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shipping contracts are awarded based upon a variety of factors relating to the vessel operator, including:

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
As at April 1, 2019, we had a total of four newbuilding vessels under construction and an LNG receiving and regasification terminal under construction. The delivery of newbuildings or vessel conversions or upgrades or construction of receiving and regasification terminals we may order or undertake or otherwise acquire, could be delayed, which would delay our receipt of revenues under the contracts for these assets. In addition, under some of our charters if delivery of a vessel to our customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double, the hire rate during the delay. For prolonged delays, the customer may terminate the time-charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

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
Our ability to charter or recharter our LNG and LPG carriers upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters depend upon, among other things, the then current states of the LNG and LPG carrier markets. As of December 31, 2018, in our liquefied natural gas and liquified petroleum gas operating fleet, including the Magellan Spirit chartered-in from the Teekay LNG-Marubeni Joint Venture, we had zero and eight vessels, respectively, that were unchartered or trading in the spot market; we had four and 11 vessels, respectively, with charters scheduled to expire in 2019, excluding extension options; and two and five vessels, respectively, with charters scheduled to expire in 2020, excluding extension options. If charter rates are low when existing time charters expire, we may be required to recharter our vessels at reduced rates or even possibly at a rate whereby we incur a loss, which would harm our results of operations. Alternatively, we may determine to leave such vessels off-charter. The size of the current orderbooks for LNG carriers and LPG carriers is expected to result in the increase in the size of the world LNG and LPG fleets over the next few years. An over-supply of vessel capacity, combined with stability or any decline in the demand for LNG or LPG carriers, may result in a reduction of charter hire rates.
We may have more difficulty entering into long-term, fixed-rate LNG time-charters if the active short-term, medium-term or spot LNG shipping markets continue to develop.
LNG shipping historically has been transacted with long-term, fixed-rate time-charters, usually with terms ranging from 20 to 25 years. One of our principal strategies is to enter into additional long-term, fixed-rate LNG time-charters. In recent years, the amount of LNG traded on a spot and short-term basis (defined as contracts with a duration of 4 years or less) has been increasing. In 2018, spot and short-term trades accounted for approximately 30% of global LNG trade.

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
Over time, the value of our vessels may decline, which could adversely affect our operating results.
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

Vessel values may decline from existing levels. If the operation of a vessel is not profitable, or if we cannot redeploy a chartered vessel at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposal of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings.
We have recognized vessel and goodwill write-downs in the past and we may recognize additional write-downs in the future, which will reduce our earnings and net assets.
If we determine at any time that a vessel’s value or goodwill has been impaired, we may need to recognize an impairment charge that will reduce our earnings and net assets. We review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when an asset's carrying value is greater than the estimated undiscounted future cash flows the asset is expected to generate over its remaining useful life. We review our goodwill for impairment annually and if a reporting unit's goodwill carrying value is greater than the estimated fair value, the goodwill attributable to that reporting unit is impaired.

A reduction in our net assets could result in a breach of certain financial covenants contained in our credit agreements, which could limit our ability to borrow additional funds under our credit facilities or require us to repay outstanding amounts. This could harm our business, results of operations, financial condition, ability to raise capital or ability to pay distributions.

For the write-downs that occurred during 2018, please read "Item 5 – Operating and Financial Review and Prospects: Management's Discussion and Analysis of Financial Condition and Results of Operations – Year Ended December 31, 2018 versus Year Ended December 31, 2017", "Item 18 – Financial Statements: Note 8 – Intangible Assets and Goodwill" and "Note 19 – Write-Down and Loss on Sales of Vessels."
Increased technological innovation in vessel design or equipment could reduce our charter hire rates and the value of our vessels.
The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability for LNG or LPG to be loaded and unloaded quickly. More efficient vessel designs, engines or other features may increase overall vessel efficiency. Flexibility includes the ability to access LNG and LPG storage facilities, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new LNG or LPG carriers are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced LNG or LPG carriers could reduce recharter rates available to our vessels and the resale value of the vessels. As a result, our business, results of operations and financial condition could be harmed.
Actual results of new technologies or technologies upgrades may differ from expected results and affect our results of operations.
We have invested and are investing in technology upgrades such as MEGI twin engines and other equipment and designs for certain LNG carrier newbuildings, including, among other things, to improve fuel efficiency and vessel performance. These new engine designs and other equipment may not perform to expectations, which may result in performance issues or claims based on failure to achieve specification included in charter party agreements. Actual fuel consumption for our MEGI LNG carriers exceeds specified levels in certain charter party agreements, which may result in reimbursement by us to the charterer for the cost of the excess fuel consumed. The amount of the reimbursements generally will increase to the extent fuel prices increase, including as a result of the IMO 2020 regulations that will take effect

January 1, 2020 and limit Sulphur content in vessel fuel oils. We are considering installing additional equipment to lower fuel consumption on these vessels and taking action against the shipbuilders for failure to deliver vessels that meet anticipated levels of fuel efficiency. Continued reimbursement obligations or unrecovered capital expenditures could harm our results of operations or financial condition.
We or our joint venture partners may be unable to deliver or operate an LNG receiving and regasification terminal.
We have contracted the construction of an LNG regasification and receiving terminal in Bahrain in which we will have a 30% ownership interest (please read “Item 18 – Financial Statements: Note 7a(i) – Equity-Accounted Investments”). We or our joint venture partners may be unable to operate a LNG receiving and regasification terminal properly, which could reduce the expected output of this terminal. As a result, our business, results of operations and financial condition could be harmed.
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
Adverse effects upon the oil and gas industry relating to climate change may also adversely affect demand for our services. Although we do not expect that demand for oil and gas will lessen dramatically over the short term, in the long term, climate change may reduce the demand for oil and gas or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.
We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.
Our growth strategy includes acquiring existing LNG and LPG carriers or LNG and LPG shipping businesses as the opportunities arise. Historically, there have been very few purchases of existing vessels and businesses in the LNG and LPG shipping industries. Factors that may contribute to a limited number of acquisition opportunities in the LNG and LPG shipping industries in the near term include the relatively small number of independent LNG and LPG fleet owners and the limited number of LNG and LPG carriers not subject to existing long-term charter contracts. In addition, competition from other companies could reduce our acquisition opportunities or cause us to pay higher prices.

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
Our vessels, crew and cargoes are at risk of being damaged, injured or lost because of events such as:

•	marine disasters;

•	bad weather or natural disasters;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	piracy (hijacking and kidnapping);

•	cyber attack;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage;

•	delays in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.
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
The operation of LNG and LPG carriers and oil tankers is inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, only certain of our LNG and LPG carriers carry insurance covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

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
Because our operations, and the operations of certain of our customers, are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we and they engage in business. Any disruption caused by these factors could harm our business or the business of these customers, including by reducing the levels of oil and gas exploration, development and production activities in these areas. We derive some of our revenues from shipping oil, LNG and LPG from politically and economically unstable regions, such as Angola and Yemen. Hostilities, strikes, or other political or economic instability in regions where we or these customers operate or where we or they may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions, or on the ability of these customers to make payments or otherwise perform their obligations to us. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in which we operate or to which we trade may harm our business and ability to make cash distributions and a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results. Please see above relating to our two vessels chartered out to YLNG “Item 3 – Risk Factors: We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel, or any adjustment to our charter contracts could result in a significant loss of revenues and cash flow.”
Terrorist attacks, increased hostilities, political change or war could lead to further economic instability, increased costs and disruption of our business.
Terrorist attacks, the current conflicts in the Middle East, South East Asia, West Africa (Nigeria), Libya and elsewhere, and political change, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the

Middle East, especially among Qatar, Saudi Arabia, UAE, Yemen and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, or elsewhere, which may contribute to economic instability and disruption of LNG, LPG and oil production and distribution, which could result in reduced demand for our services or impact on our operations and or our ability to conduct business.

In addition, LNG, LPG and oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks and warlike operations and our vessels could be targets of hijackers, terrorists or warlike operations. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport LNG, LPG and oil to or from certain locations. Terrorist attacks, war, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of LNG, LPG or oil to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

Terrorist attacks, or the perception that LNG or LPG facilities and carriers are potential terrorist targets, could materially and adversely affect expansion of LNG and LPG infrastructure and the continued supply and export of LNG and LPG involving the United States and other countries. Concern that LNG or LPG facilities may be targeted for attack by terrorists, as well as environmental concerns, has contributed to significant community resistance to the construction of a number of LNG or LPG facilities, primarily in North America. If a terrorist incident involving a LNG or LPG facility or LNG or LPG carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect construction of additional LNG or LPG facilities in the United States and other countries or lead to the temporary or permanent closing of various LNG or LPG facilities currently in operation.
Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea and the Indian Ocean off the coast of Somalia. While there continues to be a significant risk of piracy in the Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa and a resurgent piracy risk in the Straits of Malacca, Sulu and Celebes Sea and surrounding waters. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage may increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board armed security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
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
Our failure to comply with data privacy laws could damage our customer relationships and expose us to litigation risks and potential fines.
Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services and continue to develop in ways which we cannot predict, including with respect to evolving technologies such as cloud computing. The European Union has adopted the General Data Privacy Regulation (or GDPR), a comprehensive legal framework to govern data collection, use and sharing and related consumer privacy rights which took effect in May 2018. The GDPR includes significant penalties for non-compliance. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.
The ARC7 LNG carrier newbuildings for the Yamal LNG Project are customized vessels and our financial condition, results of operations and ability to make distributions on our units could be substantially affected if the Yamal LNG Project is abandoned.
On July 9, 2014, the Yamal LNG Joint Venture ordered six internationally-flagged icebreaker LNG carriers for a project located on the Yamal Peninsula in Northern Russia (or the Yamal LNG Project), two of which newbuilding carriers delivered in 2018. The Yamal LNG Project is a joint venture between Russia-based Novatek OAO (or Novatek) (50.1%), France-based Total S.A. (20%), China-based China National Petroleum Corporation (20%) and Silk Road Fund (9.9%).

The four remaining ARC7 LNG carrier newbuildings ordered by the Yamal LNG Joint Venture, which are scheduled for delivery during the remainder of 2019, are being specifically built for the Arctic requirements of the Yamal LNG Project and will have limited redeployment opportunities to operate as conventional trading LNG carriers if the project is abandoned or cancelled. If the project is abandoned or cancelled after commencement of operations, the Yamal LNG Joint Venture may be unable to reach an agreement with the shipyard allowing for the termination of the shipbuilding contracts (since no such optional termination right exists under these contracts), change the vessel specifications to reflect those applicable to more conventional LNG carriers and which do not incorporate ice-breaking capabilities, or find suitable alternative employment for the newbuilding vessels on a long-term basis with other LNG projects or otherwise.

The Yamal LNG Project may be abandoned for various reasons, including, among others:

•	failure to achieve expected operating results;

•	changes in demand for LNG;

•	adverse changes in Russian regulations or governmental policy relating to the project or the export of LNG;

•	technical challenges of completing and operating the complex project, particularly in extreme Arctic conditions;

•	labor disputes; or

•	environmental regulations or potential claims.

If the project is abandoned, proceeds if any, received from limited Yamal LNG project sponsor guarantees and potential alternative employment, if any, of the vessels and from potential sales of components and scrapping of the vessels likely would fall substantially short of the cost of the vessels to the Yamal LNG Joint Venture. Any such shortfall could have a material adverse effect on our financial condition, results of operations and ability to make cash distributions to unitholders.
Sanctions against key participants in the Yamal LNG Project could impede completion or performance of the Yamal LNG Project, which could have a material adverse effect on us.
The U.S. Treasury Department’s Office of Foreign Assets Control (or OFAC) placed Russia-based Novatek, a 50.1% owner of the Yamal LNG Project, on the Sectoral Sanctions Identifications List. OFAC also previously imposed sanctions on an investor in Novatek and these sanctions also remain in effect. The current restrictions on Novatek prohibit U.S. persons (and their subsidiaries) from participating in debt financing transactions of greater than 60 days maturity with Novatek and, by virtue of Novatek’s 50.1% ownership interest, the Yamal LNG Project. The European Union also imposed certain sanctions on Russia. These sanctions require a European Union license or authorization before a party can provide certain technologies or technical assistance, financing, financial assistance, or brokering with regard to these technologies. However, the technologies being currently sanctioned by the EU appear to focus on oil exploration projects, not gas projects. In addition, OFAC and other governments or organizations may impose additional sanctions on Novatek, the Yamal LNG Project or other project participants, which may further hinder the ability of the Yamal LNG Project to receive necessary financing. Although we believe that we are in compliance with all applicable sanctions, laws and regulations, and intend to maintain such compliance, the scope of these sanctions laws may be subject to change. Future sanctions may prohibit the Yamal LNG Joint Venture from performing under its contracts with the Yamal LNG Project, which could have a material adverse effect on our financial condition, results of operations and ability to make cash distributions on our units.
Failure of the Yamal LNG Project to achieve expected results could lead to a default under the time-charter contracts by the charter party.
The charter party under the Yamal LNG Joint Venture’s time-charter contracts for the Yamal LNG Project is Yamal Trade Pte. Ltd., a wholly-owned subsidiary of Yamal LNG, the project’s sponsor. If the Yamal LNG Project does not achieve expected results, the risk of charter party default may increase. Any such default could adversely affect our results of operations and ability to make cash distributions on our units. If the charter party defaults on the time-charter contracts, we may be unable to redeploy the vessels under other time-charter contracts or may be forced to scrap the vessels.

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
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. In addition, there is uncertainty as to the continued use of LIBOR in the future. LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of our variable rate indebtedness and obligations. In accordance with our risk management policy, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

In addition, we are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. For further information about our financial instruments at December 31, 2018, that are sensitive to changes in interest rates, please read "Item 11 – Quantitative and Qualitative Disclosures About Market Risk."
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
Due to our lack of diversification, adverse developments in our LNG or LPG marine transportation businesses could reduce our ability to make distributions to our unitholders.
We rely exclusively on the cash flow generated from our LNG and LPG carriers that operate in the LNG or LPG transportation businesses. Due to our lack of diversification, an adverse development in the LNG or LPG shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.
Teekay Corporation and its affiliates may engage in competition with us.
Teekay Corporation and its affiliates and joint ventures, including its equity-accounted investee, Teekay Offshore Partners L.P. (or Teekay Offshore), may engage in competition with us. Pursuant to an omnibus agreement between Teekay Corporation, Teekay Offshore, us and other related parties, Teekay Corporation, Teekay Offshore and their respective controlled affiliates (other than us and our subsidiaries) generally have agreed not to own, operate or charter LNG carriers without the consent of our General Partner. The omnibus agreement, however, allows Teekay Corporation, Teekay Offshore or any of such controlled affiliates to:

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

During 2018, there was a change in control of Teekay Offshore, which gives Teekay Offshore the right to elect to terminate the omnibus agreement. Termination of the omnibus agreement could have an adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to unitholders. We have not received any indication from Teekay Offshore that it intends to terminate the omnibus agreement.
Our General Partner and its other affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to those of unitholders.
Teekay Corporation, which owns and controls our General Partner, indirectly owns our 2% general partner interest and as at December 31, 2018 owned 31.8% of our common units. The directors and officers of our General Partner have a fiduciary duty to manage our General Partner in a manner beneficial to Teekay Corporation. Furthermore, certain directors and officers of our General Partner are directors or officers of affiliates of our General Partner. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our General Partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our General Partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•
neither our partnership agreement nor any other agreement requires our General Partner or Teekay Corporation to pursue a business strategy that favors us or utilizes our assets, and Teekay Corporation’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of Teekay Corporation, which may be contrary to our interests;

•	executive officers of Teekay Gas Group Ltd., our recently formed subsidiary, and three of the directors of our General Partner also currently serve as officers or directors of Teekay Corporation;

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
Our General Partner has limited fiduciary duties to manage our business in a manner beneficial to us and our partners. Our General Partner has a Corporate Secretary but does not have a Chief Executive Officer or a Chief Financial Officer. The Corporate Secretary and the non-independent director of our General Partner also serve as officers or directors of Teekay Corporation and/or other affiliates of Teekay Corporation. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay Corporation or its other affiliates, on one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders.
Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. In addition, certain of our General Partner's directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible to bring an action against us or against these individuals in the United States. Even if successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict the enforcement of a judgment against our assets or the assets of our general partner or its directors and officers.
As a Marshall Islands entity with our headquarters in Bermuda, and with a majority of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements of the European Union, which could harm our business.
Finance ministers of the EU rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are put on a “grey list” or a “blacklist”. Various countries, including the Republic of the Marshall Islands and Bermuda, are currently on the blacklist.

EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries in 2019. EU legislation prohibits EU funds from being channelled or transited through entities in countries on the blacklist.

We are a Marshall Islands limited partnership with our headquarters in Bermuda. A majority of our subsidiaries are Marshall Islands entities and many of our subsidiaries are either organized or registered in Bermuda. It is difficult to determine how the EU blacklisting of these jurisdictions will affect our business. These jurisdictions have enacted or may enact economic substance laws and regulations with which we may be obligated to comply. We understand that recently-adopted Bermudian legislation requires each Bermudian-registered entity to maintain a substantial economic presence in Bermuda and provides that a registered entity that carries on a relevant activity may comply with the economic substance requirements if (i) it is directed and managed in Bermuda, (ii) its core income-generating activities are undertaken in Bermuda with respect to the relevant activity, (iii) it maintains adequate physical presence in Bermuda, (iv) it has adequate full-time employees in Bermuda with suitable qualifications and (v) it incurs adequate operating expenditures in Bermuda in relation to the relevant activity. We do not know what actions the Marshall Islands may take, if any, to remove itself from the list; whether the EU will remove the Marshall Islands or Bermuda from the list; how quickly the EU would react to any changes in legislation of the Marshall Islands, Bermuda or other applicable jurisdictions; or how EU banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing or registered under the laws of blacklisted countries. The effect of the EU blacklist, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, could have a material adverse effect on our business, financial condition and operating results.
Our joint venture arrangements impose obligations upon us but limit our control of the joint ventures, which may affect our ability to achieve our joint venture objectives.
For financial or strategic reasons, we conduct a portion of our business through joint ventures. Generally, we are obligated to provide proportionate financial support for the joint ventures although our control of the business entity may be substantially limited. Due to this limited control, we generally have less flexibility to pursue our own objectives through joint ventures or to access available cash of the joint ventures than we would with our own subsidiaries. There is no assurance that our joint venture partners will continue their relationships with us in the future or that we will be able to achieve our financial or strategic objectives relating to the joint ventures and the markets in which they operate. In addition, our joint venture partners may have business objectives that are inconsistent with ours, experience financial and other difficulties that may affect the success of the joint venture or be unable or unwilling to fulfill their obligations under the joint ventures, which may affect our financial condition or results of operations.
Tax Risks
In addition to the following risk factors, you should read “Item 10 – Additional Information: Taxation” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our units.
U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC), for such purposes in any taxable year for which either (a) at least 75% of its gross income consists of “passive income,” or (b) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under "Item 10 – Additional Information: Material U.S. Federal Income Tax Considerations") held units, such U.S. Holder would face adverse tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read "Item 10 – Additional Information: Material U.S. Federal Income Tax Considerations – United States Federal Income Taxation of U.S. Holders – Consequences of Possible PFIC Classification."
We are subject to taxes, which reduces our cash available for distribution to partners.
We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, Teekay Corporation indirectly owns less than 50% of the value of our outstanding units but has voting control of us and therefore we believe that we do not satisfy the requirements of the exemption from U.S. taxation under Section 883 of the Code and our U.S. source income is subject to taxation under Section 887 of the Code. The amount of such tax will depend upon the amount of income we earn from voyages into or out of the United States, which is not within our complete control.
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
Overview and History
Teekay LNG Partners L.P. is an international provider of marine transportation services for LNG, LPG and crude oil. We were formed in 2004 by Teekay Corporation (NYSE: TK), a portfolio manager of marine services to the global oil and natural gas industries, to expand its operations in the LNG shipping sector. Our primary strategy focuses on servicing our customers through our fleet of LNG and LPG carriers under medium to long-term, fixed-rate charters. In executing our strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited, including entering into the LNG receiving and regasification terminal business.

Please see “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2018 and Early 2019.”

As of December 31, 2018, our fleet, excluding newbuildings, consisted of 43 LNG carriers (including the six MALT LNG Carriers, four RasGas 3 LNG Carriers, four Angola LNG Carriers, three Pan Union LNG Carriers, one Exmar LNG Carrier and two ARC7 LNG carriers (or the Yamal LNG Carriers) that are all accounted for under the equity method), 29 LPG and multi-gas carriers (including the 22 Exmar LPG Carriers that are accounted for under the equity method), one Suezmax-class crude oil tanker, and one Handymax product tanker, all of which are double-hulled. Our fleet is relatively young and has an average age of approximately eight years for our LNG carriers, approximately eight years for our LPG and multi-gas carriers and approximately 12 years for our conventional tankers (Suezmax and Handymax), compared to world averages of 10, 15 and 10 years, respectively, as of December 31, 2018. As at December 31, 2018, we had six LNG carrier newbuildings scheduled for delivery in 2019, and one LNG receiving and regasification terminal under construction scheduled for completion in 2019.

Our fleets of LNG and LPG carriers (excluding newbuildings but including equity-accounted vessels) currently have approximately 7.2 million and 0.9 million cubic meters of total capacity, respectively. The aggregate capacity of our conventional tanker fleet is approximately 0.2 million deadweight tonnes (or dwt).

We were formed under the laws of the Republic of The Marshall Islands as a limited partnership, Teekay LNG Partners L.P., on November 3, 2004, and maintain our principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530.

B.	Operations
Our Fleet and Our Charters
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

Our vessels and our regasification terminal under construction in Bahrain primarily operate under fixed-rate contracts with major energy and utility companies. As of December 31, 2018, the average remaining term for these contracts, including assets under construction, was approximately 10 years for our LNG carriers and regasification terminal, approximately two years for our LPG carriers and approximately half a year for our conventional tanker (Handymax), subject, in certain circumstances, to termination or vessel purchase rights.

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
Liquefied Natural Gas Segment
LNG Carriers
The LNG carriers in our liquefied natural gas segment compete in the LNG market. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time and the charter rate is payable to the owner on a monthly basis. LNG shipping historically has been transacted with long-term, fixed-rate time-charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Most shipping requirements for new LNG projects continue to be provided on a long-term basis, though the levels of spot voyages (typically consisting of a single voyage), short-term time-charters and medium-term time-charters have grown in the past few years. The amount of LNG traded on a spot and short-term basis (defined as contracts with a duration of 4 years or less) has increased from approximately 10% of total LNG supply in 2010 to approximately 30% in 2018.

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

With the exception of the Arctic Spirit and Polar Spirit, which are the only two ships in the world that utilize the Ishikawajima Harima Heavy Industries Self Supporting Prismatic Tank IMO Type B (or IHI SPB) independent tank technology, our fleet uses two of the Gaz Transport and Technigaz (or GTT) membrane containment systems. The GTT membrane systems are used in the majority of LNG tankers now being constructed. New LNG carriers generally have an expected lifespan of approximately 35 to 40 years. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2018, our LNG carriers, excluding newbuilding vessels but including equity-accounted vessels, had an average age of approximately eight years, compared to the world LNG carrier fleet average age of approximately 10 years. In addition, as at that date, there were approximately 555 vessels in the world LNG fleet and approximately 136 additional LNG carriers under construction or on order for delivery through 2022.

The following table provides additional information about the LNG carriers in our operating fleet as of December 31, 2018.

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
(cubic meters)
Operating LNG carriers:
Consolidated

Hispania Spirit	137,814	2002	100%	Time-charter	Shell Spain LNG S.A.U.	Sep. 2022(2)
Catalunya Spirit	135,423	2003	100%	Time-charter	Gas Natural SDG	Aug. 2023(2)
Galicia Spirit	137,814	2004	100%	Time-charter	Uniòn Fenosa Gas	Jul. 2029(3)
Madrid Spirit	135,423	2004	100%	Time-charter	Shell Spain LNG S.A.U.	Dec. 2024(2)
Al Marrouna	149,539	2006	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Oct. 2026(4)
Al Areesh	148,786	2007	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jan. 2027(4)
Al Daayen	148,853	2007	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Feb. 2027(4)
Tangguh Hiri	151,885	2008	69%	Time-charter	The Tangguh Production Sharing Contractors	Jan. 2029
Tangguh Sago	155,000	2009	69%	Time-charter	The Tangguh Production Sharing Contractors	May 2029
Arctic Spirit	87,305	1993	99%	Time-charter	Petrobras LNG Ltd.	May 2022
Polar Spirit	87,305	1993	99%	Time-charter	Petrobras LNG Ltd.	Apr. 2019
Wilforce	155,900	2013	99%	Bareboat	Awilco LNG ASA	Dec. 2019(5)
Wilpride	155,900	2013	99%	Bareboat	Awilco LNG ASA	Dec. 2019(5)
Creole Spirit	173,000	2016	100% – Capital lease(6)	Time-charter	Cheniere Marketing, LLC	Feb. 2021
Oak Spirit	173,000	2016	100% – Capital lease(6)	Time-charter	Cheniere Marketing, LLC	Aug. 2021
Torben Spirit	173,400	2017	100% – Capital lease(6)	Time-charter	Gas Natural SDG	Dec. 2021
Magellan Spirit	165,700	2009	100% – Chartered-in(13)	Time-charter	Trafigure Maritime Logistics Pte Ltd.	Mar. 2019
Macoma	173,000	2017	99% – Capital lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Oct. 2023(8)
Murex	173,000	2017	99% – Capital lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Oct. 2024(8)
Magdala	173,000	2018	99% – Capital lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Jan. 2026(8)
Myrina	173,000	2018	99% – Capital lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	May 2024(8)
Megara	173,000	2018	99% – Capital lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Jul. 2026(8)
Bahrain Spirit	173,000	2018	100%	Time-charter	Bahrain LNG W.L.L.	Jul. 2039
Sean Spirit	174,000	2018	100%	Time-charter	BP Gas Marketing Limited	Dec. 2025(15)
Equity-Accounted
Al Huwaila	214,176	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	May 2033(2)
Al Kharsaah	214,198	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jun. 2033(2)
Al Shamal	213,536	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	May 2033(2)

Al Khuwair	213,101	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jul. 2033(2)
Excalibur	138,034	2002	49%	Time-charter	Excelerate Energy LP	Mar. 2022
Soyo	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Aug. 2031(2)
Malanje	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Sep. 2031(2)
Lobito	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Oct. 2031(2)
Cubal	160,400	2012	33%	Time-charter	Angola LNG Supply Services LLC	Jan. 2032(2)
Meridian Spirit	165,700	2010	52%	Time-charter	Total E&P Norge AS Mansel Limited	Nov. 2030(9)
Magellan Spirit	165,700	2009	52%	Time-charter	Teekay LNG Partners L.P.(13)	Sep. 2020
Marib Spirit	165,500	2008	52%	Time-charter	Yemen LNG Company Limited(10)	Mar. 2029(9)
Arwa Spirit	165,500	2008	52%	Time-charter	Yemen LNG Company Limited(10)	Apr. 2029(9)
Methane Spirit	165,500	2008	52%	Time-charter	Osaka Gas	Jul. 2020(14)
Woodside Donaldson	165,500	2009	52%	Time-charter	Pluto LNG Party Limited	Jun. 2026(11)
Pan Asia	174,000	2017	30%	Time-charter	Methane Services Limited	Oct. 2037(12)
Pan Americas	174,000	2018	30%	Time-charter	Methane Services Limited	Jan. 2038(12)
Pan Europe	174,000	2018	20%	Time-charter	Methane Services Limited	Jul. 2038(12)
Eduard Toll	172,600	2018	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Rudolf Samoylovich	172,600	2018	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
	7,179,292

(1)	Each of our time-charters are subject to certain termination and purchase provisions.

(2)	The charterer has two options to extend the term for an additional five years each.

(3)	The charterer has one option to extend the term for an additional five years.

(4)	The charterer has three options to extend the term for an additional five years each.

(5)
The charterer has an option to extend or decrease the term for 60 days and to purchase the vessel on any purchase option date. If no purchase option has been exercised by the charterer during the charter period, the charterer has an obligation to purchase each vessel at a fixed price at the end of the charter period.

(6)	We are the lessee for these obligations related to capital leases and will be required to purchase the vessel after the end of the lease terms for a fixed price.

(7)	The charterer has four options to extend the term for an additional 180 days, 180 days, one year and one year, respectively.

(8)	The charterer has four options to extend the term for an additional three years each.

(9)	The charterer has three options to extend the term for one, five and five additional years, respectively.

(10)
Please see "Item 5 – Operating and Financial Review and Prospects: Management's Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2018 and early 2019: Charter Contracts for MALT LNG Carriers" relating to the status of this charter contract.

(11)	The charterer has four options to extend the term for an additional five years each.

(12)	The charterer has five options to extend the term for an additional two years each.

(13)	The Magellan Spirit is chartered-in from the Teekay LNG-Marubeni Joint Venture, until September 2020.

(14)	The charterer has one option to extend the term for an additional one year.

(15)	The charterer has the right to terminate the charter contract after seven years.

The following table provides information about our LNG carrier newbuildings as of December 31, 2018. Charters for these vessels typically commence upon delivery of the vessels.

Vessel	Capacity	Scheduled Delivery Date	Shipyard	Our Ownership	Charterer	Length of Charter
	(cubic meters)
Consolidated
Yamal Spirit	174,000	Jan. 2019(1)	HHI Sambo(2)	100%	Yamal Trade PTE. Ltd.	15 years
Equity-Accounted
Pan Africa	174,000	Jan. 2019(1)	Hudong(3)	20%	Methane Services Limited	20 years(5)
Nikolay Yevgenov	172,600	Jun. 2019	DSME(4)	50%	Yamal Trade PTE Ltd.	26 years(6)
Vladimir Voronin	172,600	Aug. 2019	DSME(4)	50%	Yamal Trade PTE Ltd.	26 years(6)
Georgiy Ushakov	172,600	Oct. 2019	DSME(4)	50%	Yamal Trade PTE Ltd.	26 years(6)
Yakov Gakkel	172,600	Nov. 2019	DSME(4)	50%	Yamal Trade PTE Ltd.	26 years(6)
	1,038,400

(1)	The Yamal Spirit and the Pan Africa delivered in January 2019.

(2)	Hyundai Samho Heavy Industries Co.

(3)	Hudong-Zhongua Shipbuilding (Group) Co. Ltd.

(4)	Daewoo Shipbuilding & Marine Engineering Co. Ltd.

(5)	The charterer has five options to extend the term for an additional two years each.

(6)	The charterer has two options to extend the term for an additional five years each.

The following table presents the percentage of our consolidated voyage revenues from LNG customers that accounted for more than 10% of our consolidated voyage revenues during 2018, 2017 and 2016.

	Year Ended December 31,
	2018	2017	2016
Royal Dutch Shell Plc(1)	23%	12%	12%
Ras Laffan Liquefied Natural Gas Company Ltd.	14%	16%	18%
Cheniere Marketing International LLP	12%	14%	Less than 10%
The Tangguh Production Sharing Contractors	Less than 10%	11%	11%

(1)	Includes its subsidiaries Shell Spain LNG S.A.U. and Shell Tankers (Singapore) Private Ltd.

No other LNG customer accounted for 10% or more of our consolidated voyage revenues during any of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.
Other Assets
We have a 30% ownership interest in an LNG receiving and regasification terminal under construction in Bahrain. The construction of this terminal is expected to be completed in mid-2019 and will be operated under a 20-year agreement with National Oil & Gas Authority (or Nogaholding).

Liquefied Petroleum Gas Segment
LPG and Multi-gas Carriers
LPG shipping involves the transportation of three main categories of cargo: liquid petroleum gases, including propane, butane and ethane; petrochemical gases, including ethylene, propylene and butadiene; and ammonia.

In the LPG market, we compete principally with independent ship owners and operators, and other private and state-controlled energy and chemical companies that generally operate captive fleets.

As of December 31, 2018, our LPG and multi-gas carriers (including equity-accounted vessels) had an average age of approximately eight years, compared to the world LPG carrier fleet average age of approximately 15 years. As of that date, the worldwide LPG tanker fleet consisted of approximately 1,451 vessels and approximately 74 additional LPG vessels were on order for delivery through 2022. LPG carriers range in size from approximately 100 to approximately 88,000 cubic meters. Approximately 47% of the vessels in the worldwide fleet are less than 5,000 cubic meters in size. New LPG carriers generally have an expected lifespan of approximately 30 to 35 years.

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

The following table provides information about our LPG and multi-gas carriers in our operating fleet as of December 31, 2018.

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter
	(cubic meters)
Operating LPG carriers:
Consolidated
Pan Spirit	10,000	2009	99%	Spot	Spot market	—
Cathinka Spirit	10,000	2009	99%	Spot	Spot market	—
Camilla Spirit	10,000	2011	99%	Spot	Spot market	—
Unikum Spirit	12,000	2011	99%	Spot	Spot market	—
Vision Spirit	12,000	2011	99%	Spot	Spot market	—
Napa Spirit	10,200	2003	99%	Spot	Spot market	—
Sonoma Spirit	8,000	2003	99%	Spot	Spot market	—
Equity-Accounted
Temse	12,030	1995	50% – Capital lease	Time-charter	An international fertilizer company	Jan. 2020
Libramont	38,455	2006	50%	Time-charter	An international fertilizer company	May 2026
Sombeke	38,447	2006	50%	Time-charter	An international fertilizer company	Jun. 2027
Touraine	39,270	1996	50%	Time-charter	An international energy company	Nov. 2019(2)
Bastogne	35,229	2002	50%	Time-charter	An international energy company	Jun. 2019
Eupen	38,961	1999	50%	Spot	Spot market	—
Brussels	35,454	1997	50%	Time-charter	An international energy company	Jul. 2019
Antwerpen	35,223	2005	50% – Chartered-in	Time-charter	An international energy company	Mar. 2019
BW Tokyo	83,270	2009	50% – Chartered-in	Time-charter	An international trading company	Mar. 2019
Waregem	38,189	2014	50%	Time-charter	An international trading company	Nov. 2019(3)
Warinsart	38,213	2014	50%	Time-charter	An international energy company	Feb. 2020(3)
Waasmunster	38,245	2014	50%	Time-charter	An international energy company	Aug. 2019(3)
Warisoulx	38,000	2015	50%	Time-charter	An international trading company	May 2019
Kaprijke	38,000	2015	50%	Time-charter	An international fertilizer company	Dec. 2025
Knokke	38,000	2016	50%	Time-charter	An international energy company	Mar. 2021(4)
Kontich	38,000	2016	50%	Time-charter	An international energy company	Jul. 2021(4)
Kortrijk	38,000	2016	50%	Time-charter	An international trading company	Dec. 2019
Kallo	38,000	2017	50% – Capital lease(1)	Time-charter	An international energy company	Jan. 2020(3)

Kruibeke	38,000	2017	50% – Capital lease(1)	Time-charter	An international trading company	Feb. 2020(3)
Kapellen	38,000	2018	50% – Capital lease(1)	Time-charter	An international energy company	Sep. 2019(2)
Koksijde	38,000	2018	50% – Capital lease(1)	Time-charter	An international trading company	Jul. 2019
Wepion	38,000	2018	50%	Time-charter	An international energy company	Nov. 2020(3)
	923,186

(1)
Exmar LPG BVBA, in which we have a 50% ownership interest, is the lessee for these obligations related to capital leases and will be required to purchase the vessel after the end of the lease terms for a fixed price.

(2)	The charterer has one option to extend the term for an additional six months.

(3)	The charterer has one option to extend the term for an additional one year.

(4)	The charterer has one option to extend the term for an additional five years.

No LPG customer accounted for 10% or more of our consolidated voyage revenues during any of 2018, 2017, or 2016. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.
Conventional Tanker Segment
As of December 31, 2018, our conventional tankers had an average age of approximately 12 years, compared to the average age for the world conventional tanker fleet of approximately 10 years. New conventional tankers generally have an expected lifespan of approximately 25 to 30 years, based on estimated hull fatigue life.

The following table provides additional information about our conventional oil tankers in our operating fleet as of December 31, 2018.

Tanker(1)	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter
	(dwt)
Operating Conventional tankers:
Toledo Spirit	159,342	2005	100% – Capital lease(2)	Time-charter	CEPSA	Jan. 2019(2)
Alexander Spirit	40,083	2007	100%	Time-charter	Caltex Australian Petroleum Pty Ltd.	Sep. 2019
	199,425

(1)	The Toledo Spirit is a Suezmax tanker, and the Alexander Spirit is a Handymax tanker.

(2)
We were the lessee for this obligation related to capital lease. The charterer, Compania Espanole de Petroleos, S.A. (or CEPSA), who is also the owner, had the right to terminate the time-charter contract 13 years after the original delivery date without penalty. CEPSA sold the Toledo Spirit in January 2019 and the associated charter contract with CEPSA concurrently terminated. Please read “Item 18 – Financial Statements: Note 5a – Chartered-in Vessels.”

No conventional tanker customer accounted for 10% or more of our consolidated voyage revenues during 2018, 2017, and 2016. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.
Business Strategies
Our primary long-term business objective is to expand our core businesses globally in order to service our customers' growing gas transportation requirements which we believe will add long-term value for our unitholders. Our operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high-quality counterparties.

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

•	Expand our LNG and LPG business globally. We seek to capitalize on opportunities emerging from the global expansion of the LNG and LPG sectors by selectively targeting:

•	projects that involve medium to long-term, fixed-rate charters;

•	cost-effective LNG and LPG newbuilding contracts;

•	joint ventures and partnerships with companies that may provide increased access to opportunities in attractive LNG and LPG importing and exporting geographic regions;

•	strategic vessel and business acquisitions; and

•	specialized projects in adjacent areas of the business, including floating storage units.
Safety, Management of Ship Operations and Administration
Teekay Corporation, through its subsidiaries, assists us in managing our ship operations, other than the vessels owned or chartered-in by our joint ventures with Exmar, which are commercially and technically managed by Exmar, and two of the Angola LNG Carriers, which are commercially and technically managed by NYK Energy Transport (Atlantic) Ltd. Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of the employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and oil spills. In 2007, Teekay Corporation introduced a behavior-based safety program called “Safety in Action” to further enhance the safety culture in our fleet. We are also committed to reducing our emissions and waste generation. In 2008, Teekay Corporation introduced the Quality Assurance and Training Officers (or QATO) program to conduct rigorous internal audits of our processes and provide the seafarers with onboard training. In 2010, Teekay Corporation introduced a safety leadership program for our employees titled “Operational Leadership, The Journey” which sets out Teekay Corporation's operational expectations, the responsibilities of individual employees and our commitment to empowering our employees to work safely and live Teekay Corporation’s vision through a positive and responsible attitude.

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

In addition to our operational experience, Teekay Corporation’s in-house global shore staff performs, through its subsidiaries, the full range of technical, commercial and business development services for our LNG, LPG and conventional operations. The staff also provides administrative support to our operations in finance, accounting and human resources. We believe this arrangement affords a safe, efficient and cost-effective operation. Vessel management services are provided by subsidiaries of Teekay Corporation, located in various offices around the world. These include critical vessel management functions such as:

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
Risk of Loss, Insurance and Risk Management
The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation and transfer/lightering of crude oil, petroleum products, LNG and LPG are subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, sanctions and boycotts. The occurrence of any of these events may result in loss of revenues or increased costs.

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

In our operations, we use Teekay Corporation’s thorough risk management program that includes, among other things, risk analysis tools, maintenance and assessment programs, a seafarers' competence training program, seafarers' workshops and membership in emergency response organizations. We believe that we benefit from Teekay Corporation’s commitment to safety and environmental protection because certain of its subsidiaries assist us in managing our vessel operations.
Flag, Classification, Audits and Inspections
Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “Classed” by one of the major classification societies and members of International Association of Classification Societies Ltd. (or IACS): Bureau Veritas (or BV), Lloyd’s Register of Shipping, the American Bureau of Shipping or DNV-GL.

The applicable classification society certifies that the vessel’s design and build conforms to the applicable Class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that it continues to be maintained in accordance with those rules. In order to validate this, the vessels are surveyed by the classification society, in accordance to the classification society rules, which in the case of our vessels follows a comprehensive five-year special survey cycle, renewed every fifth year. During each five-year period the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel. As our vessels are modern and we have enhanced the resiliency of the underwater coatings of each vessel hull and marked the hull to facilitate underwater inspections by divers, their underwater areas are inspected in a dry-dock at five-year intervals. In-water inspection is carried out during the second or third annual inspection (e.g. during an Intermediate Survey).

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
International Maritime Organization (or IMO)
The IMO is the United Nations’ agency for maritime safety and prevention of pollution. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction in accordance with the requirements set out in these regulations, or be of another approved design ensuring the same level of protection against oil pollution. All of our tankers are double-hulled.

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

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the IGC Code, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the United States Coast Guard (or USCG) and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports. The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the ship owner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we expect to obtain safety management certificates for each newbuilding vessel upon delivery.

LNG and LPG carriers are also subject to regulation under the IGC Code. Each LNG and LPG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG and LPG carriers is currently IGC Code compliant, and each of the shipbuilding contracts for our LNG carrier newbuildings and for the LPG carrier newbuildings requires IGC Code compliance prior to delivery. Amendments to the IGC Code, aligning wheelhouse window fire-rating requirements with those in SOLAS chapter II-2, were adopted in 2016 and are expected to enter into force on January 1, 2020.

In addition, the International Code of Safety for Ships using Gases or other Low-flashpoint Fuels (or the IGF Code), which entered into force on January 1, 2017, is mandatory for ships fueled by gases or other low-flashpoint fuels, and sets out mandatory provisions for the arrangement, installation, control and monitoring of machinery, equipment and systems using low-flashpoint fuel.

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

Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. In October 2016 the IMO’s Marine Environment Protection Committee (or MEPC) approved the designation of the North Sea (including the English Channel) and the Baltic Sea as ECAs for NOx emissions; these ECAs and the related amendments to Annex VI of MARPOL (with some exceptions) entered into effect on January 1, 2019. This requirement will be applicable for new ships constructed on or after January 1, 2021 if they visit the Baltic or North Sea (including the English Channel) and requires the future trading area of a ship to be assessed at the contract stage. There are exemption provisions to allow ships with only Tier II engines, to navigate in a NOx Tier III ECA if the ship is departing from a shipyard where the ship is newly built or visiting a shipyard for conversion/repair/maintenance without loading/unloading cargoes.

Effective January 1, 2020, Annex VI imposes a global limit for sulphur in fuel oil used on board ships of 0.50% m/m (mass by mass), regardless of whether a ship is operating outside a designated ECA. To comply with this new standard, ships may utilize different fuels containing low or zero sulphur (e.g. LNG or biofuels), or utilize exhaust gas cleaning systems, known as “scrubbers.” Amendments to the information to be included in bunker delivery notes relating to the supply of marine fuel oil to ships fitted with alternative mechanisms to address sulphur emission requirements (e.g. scrubbers) became effective January 1, 2019. At present, we have not installed any scrubbers on our existing fleet and we intend to switch over to burning low sulphur fuel from January 1, 2020.

As of March 1, 2018, amendments to Annex VI impose new requirements on ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work; the amendments also set forth criteria for determining whether cargo residues are harmful to the marine environment and a new Garbage Record Book format

IMO regulations required that, as of January 1, 2015, all vessels operating within ECAs worldwide recognized under MARPOL Annex VI must comply with 0.1% sulfur requirements. In addition, LSMGO is more expensive than HFO and this impacts the costs of operations. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with fuel requirements. The global cap on the sulfur content of fuel oil is currently 3.5%, to be reduced to 0.5% by January 1, 2020.

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.

The IMO's Ballast Water Management Convention entered into force on September 8, 2017. As of December 31, 2018, there were 79 contracting states to the convention. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. The convention requires the implementation of either the D-1 or D-2 standard. There will be a transitional period from the entry into force to the International Oil Pollution Prevention (or IOPP) renewal survey in which ballast water exchange (reg. D-1) can be employed. The IMO’s Marine Environment Protection Committee (or MEPC) agreed to a compromise on the implementation dates for the D-2 discharge standard: ships constructed on or after September 8, 2017 must comply with the D-2 standard upon delivery. Existing ships should be D-2 compliant on the first IOPP renewal following entry into force if the survey is completed on or after September 8, 2019, or a renewal IOPP survey is completed on or after September 8, 2014 but prior to September 8, 2017. Ships should be D-2 compliant on the second IOPP renewal survey after September 8, 2017 if the first renewal survey after that date is completed prior to September 8, 2019 and if the previous two conditions are not met. Vessels will be required to meet the discharge standard D-2 by installing an approved Ballast Water Management System (or BWMS). Besides the IMO convention, ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. The USCG has approved a number of BWMS - Alfa Laval (Sweden), Ocean Saver (Norway), Sunrui (China), Optimarin (Norway), Ecochlor (USA), Erma First (Greece), Hyundai Heavy Industries Co. Ltd. (Korea), Qingdao Headway Technology Co. Ltd. (China), and JFE Engineering Corporation (Japan), out of which first two makers are under Teekay’ s approved list for retrofit. We estimate that the installation of approved BWMS may cost between $2 million and $3 million per vessel.
Amendments to MARPOL Annex VI that makes the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessels Ship Energy Efficiency Management Plan (or SEEMP) to include a part II describing the ship specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data to the Administration. This must be verified as compliant on or before December 31, 2018, with the first data collection period being for the 2019 calendar year. A Confirmation of Compliance will be issued by the administration/registered organization, which must be kept on board the ship.
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

Amendments to MARPOL Annex V were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The changes include criteria for determining whether cargo residues are harmful to the marine environment and a new Garbage Record Book (or GRB) format with a new garbage category for e-waste. Solid bulk cargo as per regulation VI/1-1.2 of SOLAS, other than grain, shall now be classified as per the criteria in the new Appendix I of MARPOL Annex V, and the shipper shall then declare whether or not the cargo is harmful to the marine environment. A new form of the GRB has been included in Appendix II to MAROL Annex V. The GRB is now divided into two parts: Part I - for all garbage other than cargo residues, applicable to all ships. PART II - for cargo residues only applicable to ships carrying solid bulk cargo. These changes are reflected in the vessels latest revised GRB.

MSC 91 adopted amendments to SOLAS Regulation II-2/10 to clarify that a minimum of two-way portable radiotelephone apparatus for each fire party for fire-fighters' communication shall be carried on board. These radio devices shall be of explosion proof type or intrinsically safe type. All existing ships built before July 1, 2014 should comply with this requirement by the first safety equipment survey after July 1, 2018. All new vessels constructed (keel laid) on or after July 1, 2014 must comply with this requirement at the time of delivery. Amendments to SOLAS Regulation II-1/2/-12 on protection against noise. Regulation II-2/1 and II 2/10 on firefighting and new Regulation XI-12-1 on harmonization of survey periods of cargo ships not subject to the ESP code become effective January 1, 2020.

As per MSC. 338(91), requirements have been highlighted for audio and visual indicators for breathing apparatus which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 liters. This applies to ships constructed on or after July 1, 2014. Ships constructed before July 1, 2014 must comply no later than July 1, 2019.

Cyber-related risks are operational risks that are appropriately assessed and managed in accordance with the safety management requirements of the ISM Code. Cyber risks are required to be appropriately addressed in our safety management system no later than the first annual verification of the company's Document of Compliance after January 1, 2021.

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

Two regulations, that are part of the implementation of the Port State Control Directive, came into force on January 1, 2011 and introduce a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned be a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, while those with the most safety shortcomings or technical failings recorded upon inspection will in turn be subject to a greater frequency of official inspections to their vessels.

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

The EU has adopted a Directive requiring the use of low sulfur fuel. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted similar regulations. Since January 1, 2014, the California Air Resources Board has required vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California. China also established emission control areas and continues to establish such areas, restricting the maximum sulfur content of the fuel to be used by vessels within those areas, which limits become progressively stricter over time. Since January 1, 2017, all core ports within the three China ECAs (e.g. Tianjin, Qinhuangdao, Tangshan, Huanghua, Shenzhen, Guangzhou, Zhuhai, Shanghai, Ningbo-Zhoushan, Suzhou and Nantong) have implemented the low sulfur bunker requirements. It is anticipated that commencing January 1, 2018 all ports within the three China ECAs will have implemented the low sulfur bunker requirements.

The EU Ship Recycling Regulation entered into force on December 30, 2013. It aims to prevent, reduce and minimize accidents, injuries and other negative effects on human health and the environment when ships are recycled and the hazardous waste they contain is removed. The legislation applies to all ships flying the flag of an EU country and to vessels with non-EU flags that call at an EU port or anchorage. It sets out responsibilities for ship owners and for recycling facilities both in the EU and in other countries. Each new ship is required to have on board an inventory of the hazardous materials (such as asbestos, lead or mercury) it contains in either its structure or equipment. The use of certain hazardous materials is forbidden. Before a ship is recycled, its owner must provide the company carrying out the work with specific information about the vessel and prepare a ship recycling plan. Recycling may only take place at facilities listed on the EU ‘List of facilities’. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships. The EU Ship Recycling Regulation generally entered into force on December 31, 2018, with certain provisions applicable from December 31, 2020. Compliance timelines are as follows: EU-flagged new-buildings were required to have onboard a verified Inventory of Hazardous Materials (or IHM) with a Statement of Compliance at the latest by December 31, 2018, existing EU-flagged vessels are required to have onboard a verified IHM with a Statement of Compliance at the latest by December 31, 2020, non-EU-flagged vessels calling at EU ports are also required to have onboard a verified IHM with a Statement of Compliance latest by December 31, 2020. The EU Commission adopted a European List of approved ship recycling facilities, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the EU Ship Recycling Regulation.

China

China has also established ECAs in the Pearl River Delta, the Yangtze River Delta and the Bohai Sea area with restrictions limiting sulfur content not to exceed 0.5% in such ECAs, with such limit decreasing over time.

All the key ports within the three China ECAs (e.g. Tianjin, Qinhuangdao, Tangshan, Huanghua, Shenzhen, Guangzhou, Zhuhai, Shanghai, Ningbo-Zhoushan, Suzhou and Nantong) have implemented the low sulfur bunker requirements.

Commencing January 1, 2018, ships berthing (excluding one hour after berthing and one hour before departure) at all ports within the China ECAs are required to use fuel with sulphur contents at or below 0.5%. These limitations applied to the entire period vessels are in port within China ECAs effective January 1, 2019.

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

OPA 90 also requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The USCG has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to approval by the USCG. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the

United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the USCG regulations by using self-insurance for certain vessels and obtaining financial guaranties from a third party for the remaining vessels. If other vessels in our fleet trade into the United States in the future, we expect to obtain guaranties from third-party insurers.

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

Owners or operators of vessels, including tankers operating in U.S. waters, are required to file vessel response plans with the USCG, and their tankers are required to operate in compliance with their USCG approved plans. Such response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

All our vessels have USCG approved vessel response plans. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The USCG has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The Vessel General Permit incorporated USCG requirements for ballast water exchange and includes specific technology-based requirements for vessels, and includes an implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry docking after January 1, 2016, depending on the vessel size. The Vessel Incidental Discharge Act (or VIDA) was signed into law on December 4, 2018 and establishes a new framework for the regulation of vessel incidental discharges under the Clean Water Act. VIDA requires the U.S. EPA to develop performance standards for incidental discharges and requires the USCG to develop regulations within two years of the EPA’s promulgation of standards. Under VIDA, all provisions of the Vessel General Permit remain in force and effect as currently written until the USCG regulations are finalized. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.

Various states in the United States, including California, have implemented additional regulations relating to the environment and operation of vessels. California Biofouling Management Plan requirements are as follows: developing and maintaining a Biofouling Management Plan, developing and maintaining a Biofouling Record Book, mandatory biofouling management of the vessel’s wetted surfaces, mandatory biofouling management for vessels that undergo an extended residency period (e.g. remain in the same location for 45 or more days). All vessel calling at California water were required to submit the "Annual Marine Invasive Reporting Form" by October 1, 2017 and should have CA-Biofouling management plan after a vessel’s first regularly scheduled out-of-water maintenance (e.g. dry dock) after January 1, 2018, or upon delivery on or after January 1, 2018.
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
Greenhouse Gas Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) took effect. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015 the Paris Agreement (or the Paris Agreement) was adopted by a large number of countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement, which entered into force on November 4, 2016, deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases to well below 2o Celsius above pre-industrial levels. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping.

In July 2011, the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI and became effective on January 1, 2013. The new technical and operational measures imposed by these new regulations include the “Energy Efficiency Design Index” (or the EEDI), which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In October 2016, the IMO’s MEPC adopted updated guidelines for the calculation of the EEDI. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnage and above are to collect fuel consumption and other data and to report the aggregated data so collected to their flag state at the end of each calendar year. The new requirements entered into force on March 1, 2018. All vessels are required to submit fuel consumption data to their respective administration/registered organizations for onward submission to the IMO for analysis and to help with decision making on future measures. The amendments require operators to update the vessels SEEMP to include a part II describing the ship specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway and processes that will be used to report the data to the Administration, in order to ensure data quality is maintained. The vessels were required to be verified as compliant on or before December 31, 2018, with the first data collection period being for the 2019 calendar year. A Confirmation of Compliance will be issued by the administration/registered organization, which must be kept on board the ship. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships with an initial strategy adopted on April 13, 2018 and a revised strategy to be adopted in 2023.

The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU has adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification (or MRV) of CO2 emissions from vessels (or the MRV Regulation), which entered into force on July 1, 2015. The MRV Regulation aims to quantify and reduce CO2 emissions from shipping. It lists the requirements on the MRV of carbon dioxide emissions and requires ship owners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnage calling at any EU and EFTA (Norway and Iceland) port (with a few exceptions, such as fish-catching or fish-processing vessels). Data collection takes place on a per voyage basis and started January 1, 2018. The reported CO2 emissions, together with additional data, such as cargo and energy efficiency parameters, are to be verified by independent verifiers and sent to a central inspection database hosted by the European Maritime Safety Agency (or EMSA) to collate all the data applicable to the EU region. Companies responsible for the operation of large ships using EU ports are required to report their CO2 emissions. While the EU was considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 (in the absence of a comparable system operating under the IMO), it appears that the decision to include shipping may be deferred until 2023.
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
C. Organizational Structure
Our sole General Partner is Teekay GP L.L.C., which is a wholly-owned indirect subsidiary of Teekay Corporation (NYSE: TK). Teekay Corporation also owns 31.8% of our outstanding publicly-traded common units. Teekay Corporation also controls its publicly-listed subsidiary Teekay Tankers Ltd. (NYSE: TNK) and owns 49% of the general partner interest and 13.8% of the outstanding publicly-traded common units of Teekay Offshore Partners L.P. (NYSE: TOO).

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as at December 31, 2018.

D.	Property, Plant and Equipment

Other than our vessels and our 30% interest, through the Bahrain LNG Joint Venture, in an LNG receiving and regasification terminal under construction, we do not have any material property.

Please see “Item 4 – Information on the Partnership: Our Fleet and Our Charters” for a description of our vessels, and “Item 18 – Financial Statements: Note 5 – Chartered-in Vessels" and "Note 10 – Long-Term Debt” for information about major encumbrances against our vessels.

E.	Taxation of the Partnership
The expected material U.S federal income tax considerations applicable to us changed significantly effective as of January 1, 2019, due to our election to be taxed as a corporation, rather than as a partnership, for U.S. federal income tax purposes.  The discussion included herein is with regard to the material U.S. federal income tax considerations that may be relevant to us and our unitholders in 2019 and future years. For a discussion on material U.S. federal income tax considerations during 2018 that may have been relevant to us and our unitholders who were individual citizens or residents of the United States, please read “Item 10. Additional Information – Taxation-United States Tax Consequences” in our Annual Report on Form 20-F for the year ended December 31, 2017.
United States Taxation

The following is a discussion of the expected material U.S. federal income tax considerations applicable to us effective January 1, 2019. This discussion is based upon the provisions of the Code, legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

Election to be Taxed as a Corporation. We have elected to be taxed as a corporation for U.S. federal income tax purposes effective January 1, 2019. As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the United States as discussed below.

Taxation of Operating Income. We expect that substantially all of our gross income and the gross income of our corporate subsidiaries will be attributable to the transportation of LNG, LPG, ammonia, crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time-charter and bareboat charter income.

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

Based on our current operations and the operations of our subsidiaries, we expect most of our Transportation Income to be from sources outside the United States and not subject to U.S. federal income tax. However, we have earned over $64.5 million of U.S. Source International Transportation Income annually, and we expect that we will continue to earn an increasing amount of such income in future years. Our U.S. Source International Transportation Income or U.S. Source Domestic Transportation Income is subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below, unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies.

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

We do not believe that we will be able to qualify for the Section 883 Exemption and therefore our U.S. Source International Transportation Income will not be exempt from U.S. federal income taxation.

Net Basis Tax and Branch Profits Tax. If the Section 883 Exemption does not apply, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which will result in such income being treated as Effectively Connected Income. U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income. However, we do not anticipate that a material amount of our income has been, or will be, U.S. Source Domestic Transportation Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the statutory rate for 2018 onwards is 21%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

The 4% Gross Basis Tax. We believe we were not subject to the 4% Gross Basis Tax in 2018 because we were treated as a parthership for U.S. tax purposes in 2018. If the Section 883 Exemption does not apply in 2019 and future years when we are treated as a corporation for U.S. tax purposes and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Income, without benefit of deductions. If we had been treated as a corporation in 2018, we estimate that, in this event, we would have been subject to less than $1.4 million of U.S. federal income tax based on the amount of U.S. Source International Transportation Income we earned for 2018. We expect the amount of our liability for U.S. federal income tax on our U.S. Source International Transportation Income to increase in 2019 and subsequent years, based on our expected U.S. Source International Transportation Income. The amount of such tax for which we are liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
Marshall Islands Taxation

Because we and our controlled affiliates do not, and we do not expect that we and our controlled affiliates will, conduct business, operations, or transactions in the Republic of the Marshall Islands, neither we nor our controlled affiliates are subject to income, capital gains, profits or other taxation under current Marshall Islands law, other than taxes, fines, or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax, or (v) non-compliance with requests made by the Marshall Islands registrar of corporations relating to our books and records and the books and records of our subsidiaries. As a result, distributions by controlled affiliates to us are not subject to Marshall Islands taxation.
Other Taxation

We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions, but we do not expect any such tax to be material. However, we cannot assure this result as tax laws in these or other jurisdictions may change, or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability. Please read “Item 18 – Financial Statements: Note 11 – Income Tax.”

Item 4A.	Unresolved Staff Comments
Not applicable.

Item 5.	Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
Teekay LNG Partners L.P. is an international provider of marine transportation services focusing on LNG and LPG. Our primary strategy focuses on servicing customers through our fleet of LNG and LPG carriers under medium to long-term, fixed-rate charters. In executing our strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. As of December 31, 2018, we had a fleet of 49 LNG carriers (including six LNG carrier newbuildings), 29 LPG/multi-gas carriers and two conventional tankers. Our ownership interests in these vessels range from 20% to 100%. In addition to our fleet, we have a 30% ownership interest in an LNG receiving and regasification terminal in Bahrain, which is currently under construction.
SIGNIFICANT DEVELOPMENTS IN 2018 AND EARLY 2019
Quarterly Distributions

We intend to increase our quarterly cash distributions on our common units by 36% in 2019, commencing with the distribution for the quarter ended March 31, 2019, as part of a balanced capital allocation strategy. Any increase in the level of quarterly distributions is subject to approval by the board of directors of our general partner (or Board of Directors).

Common Unit Repurchase Program

In December 2018, we announced that our Board of Directors had authorized a common unit repurchase program of up to $100 million of our common units. Common units may be repurchased in the open market or privately-negotiated transactions or otherwise at times and prices considered appropriate by us. The timing of any purchases and the exact number of common units to be purchased under the common unit repurchase program will be dependent on market conditions and other factors.

During December 2018 and January 2019, we repurchased 0.3 million and 0.8 million of our common units for $3.7 million and $9.3 million, respectively.

Change in Tax Structure

During the special meeting of common unitholders held on December 18, 2018, the proposal to allow us to elect to be treated as a corporation, instead of a partnership, for U.S. federal income tax purposes, and other proposals included in the related proxy statement, were approved by unitholders. As a result, effective January 1, 2019, the Partnership will be treated as a corporation for U.S. federal income tax purposes and commencing in 2019, common and preferred unitholders will receive Form 1099s instead of Schedule K-1s relating to distributions taxable as dividends. The Partnership will remain a master limited partnership, all other provisions of the Partnership's limited partnership agreement remain in effect.

This change to our status for U.S. federal income tax purposes should not result in the Partnership recognizing a tax related gain or loss. While some investors may incur a tax gain on conversion, any gain recognized for U.S. tax purposes is expected to result in tax benefits to investors that are expected to reduce the taxable portion of cash distributions paid by us in the future.
LNG Carrier Newbuildings
Consolidated Fleet
Six of our LNG carrier newbuildings, the Magdala, Myrina, Megara, Bahrain Spirit FSU, Sean Spirit and Yamal Spirit delivered in February 2018, May 2018, July 2018, August 2018, December 2018 and January 2019, respectively. Upon delivery, the Magdala, Myrina and Megara were sold to third parties and leased back under 10-year bareboat charter contracts with purchase obligations for each respective vessel and concurrently commenced their six, eight and eight-year charter contracts with Royal Dutch Shell Plc (or Shell), respectively. The Bahrain Spirit FSU commenced its 21-year charter contract with the Bahrain LNG Joint Venture in September 2018 and the Sean Spirit commenced its 13-year charter contract (which the charterer has a cancellation option after seven years) with BP Plc in December 2018. In January 2019, the Yamal Spirit LNG carrier newbuilding was delivered and concurrently commenced its 15-year charter time-contract with Yamal Trade Pte. Ltd. Upon delivery of the vessel, the Partnership sold and leased back the vessel under a sale-leaseback financing transaction, which the Partnership secured on January 18, 2019.

Pan Union Joint Venture
In January 2018, July 2018 and January 2019, the Pan Union Joint Venture took delivery of its second, third and fourth LNG carrier newbuildings, the Pan Americas, Pan Europe and Pan Africa, respectively. Upon delivery, the vessels commenced their 20-year charter contracts with Shell. We have ownership interest in these vessels ranging from 20% to 30% through the Pan Union Joint Venture.
Yamal LNG Joint Venture
In January 2018, the Yamal LNG Joint Venture took delivery of its first ARC7 LNG carrier newbuilding, the Eduard Toll. In September 2018, the Yamal LNG Joint Venture took delivery of its second ARC7 LNG carrier newbuilding, Rudolf Samoylovich, earlier than the scheduled November 2018 delivery date to service the project’s second LNG train. Upon delivery, the vessels commenced their 28-year and 27-year charter contracts with Yamal Trade Pte, respectively. Ltd. The Yamal LNG Joint Venture currently has four remaining ARC7 LNG carrier newbuildings that are scheduled for delivery in 2019. The Yamal LNG Joint Venture has secured financing in place for its four remaining ARC7 LNG carrier newbuildings.

Excelsior Joint Venture
In January 2018, we sold our 50% ownership interest in the Excelsior Joint Venture to a third party for gross proceeds of approximately $54 million. We recognized a gain on the sale of our ownership interest of $5.6 million, which was recorded in equity income for the year ended December 31, 2018.

Re-chartering Activities

In March 2018, upon its scheduled redelivery to us from Teekay Corporation, we re-chartered the Polar Spirit LNG carrier to an Asian-based energy company for a period of approximately three months and then subsequently secured employment for the vessel beginning in July 2018 for nine months with a subsidiary of Petroliam Nasional Berhad (or Petronas). In addition, we secured a four-year charter contract for the Arctic Spirit LNG carrier, also with a subsidiary of Petronas, which commenced immediately upon its scheduled redelivery from Teekay Corporation to us in May 2018. In May 2018, we agreed to a six-month charter extension of the Torben Spirit LNG carrier to December 2018 with a major energy company, which was further extended for an additional three years from the six-month extension that ended in December 2018.

Teekay Nakilat Capital Lease

We own a 70% interest in the Teekay Nakilat Joint Venture, which wholly owns a subsidiary that was the lessee under three separate 30-year capital lease arrangements with a third party for three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leases, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels and paid the Teekay Nakilat Joint Venture as lessee an upfront benefit of $60.9 million at the lease inception. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee. As described in "Item 18 - Financial Statements: Note 14b - Commitments and Contingencies," during the year ended December 31, 2018, the lessor made a determination that additional rentals were due under the leases following a challenge by the UK taxing authority and the Teekay Nakilat Joint Venture paid $63 million to the lessor, at foreign exchange rates at the dates of payment, to satisfy this tax indemnification liability in full. Of this amount, $53 million was expensed in other expense in our consolidated statements of income for the year ended December 31, 2018, which was in addition to the $12.7 million tax indemnification guarantee recorded as at December 31, 2017, with the remaining difference relating to foreign currency exchange gain.

LPG Carrier Newbuildings
In March, May and July 2018 our 50%-owned Exmar LPG Joint Venture, took delivery of its seventh, eighth and ninth LPG carrier newbuildings in the past four years, the Kapellen, Koksijde and Wepion, respectively. The Kapellen, Koksijde and Wepion are on short-term charter contracts. The Kapellen and Koksijde were financed through sale-leaseback financing transactions and in July 2018 the Exmar LPG Joint Venture completed a three-year, $35 million debt financing for the Wepion.
Conventional Tankers
In February 2018 and January 2019, CEPSA, the charterer and owner of our capital leased vessels, the Teide Spirit and Toledo Spirit, sold these vessels to third parties. As a result of these sales, we returned the vessels to CEPSA and the full amount of the associated obligations related to the capital lease were concurrently extinguished. In addition, we incurred associated seafarer severance payments in 2018 of approximately $1.8 million upon the sale of the Teide Spirit and approximately $1.8 million in 2019 for the sale of the Toledo Spirit.

On October 9, 2018, we sold the African Spirit Suezmax tanker for net proceeds of $12.8 million. On December 5, 2018, we sold the European Spirit Suezmax tanker for net proceeds of $15.7 million. During 2018, prior to the sale of these vessels, we recorded further aggregate write-downs on these two Suezmax tankers totaling $7.9 million (December 31, 2017 – $25.1 million).

Bond Issuance and Refinancings

In July 2018, we refinanced our 106.8 million Euro-denominated debt facility maturing in 2018 with a new EUR 100 million debt facility maturing in 2024, which is collateralized by a first-priority mortgage on one of our LNG carriers, the Madrid Spirit. In August 2018, we issued, in the Norwegian bond market, NOK 850 million in senior unsecured bonds that mature in August 2023. The aggregate principal amount of the bonds was equivalent to $102.0 million and all interest and principal payments have been swapped into U.S. Dollars at a fixed interest rate of 7.89%. We used the net proceeds from the bond offering to repay NOK 900 million in senior unsecured bonds that matured in September 2018 and for general corporate purposes. In November 2018, we refinanced our $190 million revolving credit facility, which was scheduled to mature in November 2018, with a new $225 million revolving credit facility maturing in November 2020 at an interest rate of LIBOR plus 1.40%. In December 2018, we refinanced our $100 million facility relating to the Bahrain Spirit FSU by completing a $109 million guaranteed private placement bond maturing in August 2030 at a fixed interest rate of 4.41%. In January 2019, we refinanced our $106 million debt facility relating to the Sean Spirit by issuing a $106 million bond maturing in December 2030 at a fixed interest rate of 4.71%.

Equity-Accounted Joint Venture's Financings and Refinancings
In September 2018, the Teekay LNG-Marubeni Joint Venture completed the refinancing of its existing $306.5 million U.S. Dollar-denominated term loan which was scheduled to mature in September 2019 with a new $306.5 million U.S. Dollar-denominated loan agreement maturing in December 2023 at an interest rate of LIBOR plus margins ranging from 1.00% to 2.25%. The loan is collateralized by first-priority statutory mortgages over the Marib Spirit, Arwa Spirit, Methane Spirit and Magellan Spirit LNG carriers, first priority pledges or charges of all the issued shares of the respective vessel owning subsidiaries and is guaranteed by us and Marubeni Corporation on a several basis. In March 2019, the Excalibur Joint Venture amended its $60 million debt facility which extended the loan maturity from November 2019 to December 2021 and lowered the cost of financing.

Charter Contracts for MALT LNG Carriers

Two of the six MALT LNG Carriers in our 52%-owned Teekay LNG-Marubeni Joint Venture, the Marib Spirit and Arwa Spirit, are under long-term charters with YLNG. Due to the political unrest in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the Teekay LNG-Marubeni Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments were deferred. Concurrent with the anticipated expiry of the most current deferral arrangement, which is expected to occur within the first half of 2019, the Teekay LNG-Marubeni Joint Venture intends to enter into a further agreement with YLNG pursuant to which the Teekay LNG-Marubeni Joint Venture and YLNG will suspend the two charter contracts for a period of up to three years. Should the LNG plant in Yemen resumes operations during such suspended term, it is intended that YLNG will be required to repay the applicable deferred amounts plus interest over a period of installments. However, we make no assurance whether or when the LNG plant will resume operations and, accordingly, if YLNG will be able to repay all or any portion of the deferred amounts. Our proportionate share of the estimated impact of the charter payment deferral for 2019 compared to the original charter rates earned prior to

January 1, 2016 is estimated to be a reduction to equity income ranging from $7 million to $8 million per quarter, which we expect will be partially offset by sub-chartering employment for the Marib Spirit and Arwa Spirit in 2019.

In September 2018, the Teekay LNG-Marubeni Joint Venture agreed to charter its LNG carrier, the Magellan Spirit, to us for two years at a fixed rate. In turn, we will charter the Magellan Spirit in the spot market or secure a short-term charter for this vessel. The Magellan Spirit was employed on a charter contract until March 21, 2019 at a charter rate that was significantly higher than the charter-in rate. As of the completion of the Magellan Spirit's charter contract in March 21, 2019, we have been in discussions on securing a new charter contract for this vessel.

Commercial Management Agreement for Multi-gas Vessels

On February 25, 2019, we entered into a commercial management agreement (or CMA) with a third-party commercial manager (or the Manager) whereby the Manager agreed to commercially manage and employ our seven multi-gas vessels, with such transition to occur over a period between February 2019 and April 2019. We have the ability to withdraw our vessels from the Manager at any time subject to the requirements provided in the CMA.

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

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under charters and by us under voyage charters.

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

Dry docking. We must periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Generally, we dry dock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. We capitalize certain costs incurred during dry docking and amortize those costs on a straight-line basis from the completion of a dry docking to the estimated completion of the next dry docking. We include in capitalized dry docking those costs incurred as part of the dry docking to meet classification and regulatory requirements. We expense costs related to routine repairs and maintenance performed during dry docking. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures.

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

Utilization. Utilization is an indicator of the use of our fleet during a given period and is determined by dividing our revenue days by our calendar-ship-days for the period.
RESULTS OF OPERATIONS
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance and may affect our future performance are listed below:

•
The amount and timing of dry docking of our vessels can affect our revenues between periods. Our vessels are off-hire at various times due to scheduled and unscheduled maintenance. During 2018, 2017 and 2016, we had 156, 63 and zero scheduled off-hire days, respectively, relating to the dry docking of our vessels which are consolidated for accounting purposes. In addition, certain of our consolidated vessels had unplanned off-hire of 178 days in 2018, 57 days in 2017, and 39 days in 2016 relating to repairs. The financial impact from these periods of off-hire, if material, is explained in further detail below.

•
The size of our fleet changes. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and sales. Please read “Liquefied Natural Gas Segment”, "Liquefied Petroleum Gas Segment" and “Conventional Tanker Segment” below and “Significant Developments in 2018 and Early 2019” above for further details about certain prior and future vessel deliveries and sales.

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

•
Our financial results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as the majority of our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates, foreign exchange rates and spot tanker rates fluctuate relating to our interest rate swaps, interest rate swaptions, cross currency swaps and to the agreement we had with Teekay Corporation relating to the time charter contract for the Toledo Spirit Suezmax tanker prior to its sale in 2019. Please read “Item 18 – Financial Statements: Note 12d – Related Party Transactions” and “Note 13 – Derivative Instruments and Hedging Activities.” The unrealized gains or losses relating to changes in fair value of our derivative instruments do not impact our cash flows.

•
Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, advances from affiliates, and long-term debt) are revalued and reported based on the prevailing exchange rate at the end of the period. These foreign currency translations fluctuate based on the strength of the U.S. Dollar relative mainly to the Euro and NOK and are included in our results of operations. The translation of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange gains or losses but do not currently impact our cash flows.

•
Certain of our consolidated and equity-accounted vessels earned revenues based partly on spot market rates. Our previously owned conventional tankers, the European Spirit and African Spirit, our seven wholly-owned multi-gas carriers, four of our 52%-owned LNG carriers in the Teekay LNG-Marubeni Joint Venture, and certain of our LPG carriers in our 50%-owned Exmar LPG Joint Venture were either trading or are currently trading in the spot market. Volatility of spot rates will affect our results from period to period.

•
We increased our operating and reporting segments from two to three segments. Prior to 2018, we reported our financial results on the basis of two business segments: a liquified gas segment and a conventional tanker segment. During 2018, our Teekay Multi-Gas Pool commenced operations. As part of this initiative, we completed an internal reorganization and revised our reportable segments, as such changes resulted in management viewing the gas fleet and its components differently. As a result, our LPG and multi-gas carriers are now reported in a separate segment apart from our LNG carriers. Effective as of the fourth quarter of 2018, we manage our business and analyze and report our results from operations on the basis of three business segments: the liquefied natural gas segment, the liquefied petroleum gas segment and the conventional tanker segment. All segment information for comparative periods has been retroactively adjusted to conform with the change in segment presentation adopted in 2018. Details of the changes to our results from operations for the year ended December 31, 2018 compared to the year ended December 31, 2017 for each of our segments are provided below.

Year Ended December 31, 2018 versus Year Ended December 31, 2017
Summary

Our consolidated income from vessel operations was $147.8 million for the year ended December 31, 2018, compared to $148.6 million for the year ended December 31, 2017. The primary reasons for this decrease, which are reflected in the table below and described following the table, are as follows:

•
lower income from vessel operations from our seven multi-gas carriers and two conventional tankers trading in the spot market in 2018 and the Polar Spirit earning a lower time-charter rate upon redeployment;

•
higher general and administrative expenses in 2018 primarily due to an increase in operational staff relating to new vessel deliveries, higher levels of business development activities and increased professional fees; and

•
write-downs of goodwill on three conventional vessels and four multi-gas carriers in 2018 and restructuring charges related to the sale of the Teide Spirit in February 2018, net of the initial write-downs of four conventional vessels in 2017;

partially offset by:

•	deliveries to us of the Torben Spirit, Macoma, Murex, Magdala, Myrina, Megara, Bahrain Spirit and Sean Spirit LNG carrier newbuildings between February 2017 and December 2018.
Liquefied Natural Gas Segment
As at December 31, 2018, our liquefied natural gas segment fleet, including newbuildings, included 49 LNG carriers, in which our interests ranged from 20% to 100%. However, the table of operating results below only includes the 23 LNG carriers that are accounted for under the consolidation method of accounting and the Magellan Spirit, a vessel chartered-in from the Teekay LNG-Marubeni Joint Venture and excludes one LNG carrier newbuilding under construction as of December 31, 2018, as well as the vessels and other assets accounted for under the equity method in the following table. The comparison of the results from vessels and assets accounted for under the equity method is described below under Equity Income.

		As at December 31, 2018
Assets accounted for under the equity method of accounting	Ownership Percentage	# of Delivered Vessels	Newbuildings/LNG Terminals Under Construction
Angola Joint Venture	33%	4	—
Bahrain LNG Joint Venture	30%	—	1
Exmar LNG Joint Venture	50%	1	—
Pan Union Joint Venture	20%-30%	3	1
RasGas 3 Joint Venture	40%	4	—
Teekay LNG-Marubeni Joint Venture	52%	6	—
Yamal LNG Joint Venture	50%	2	4
		20	6

The following table of operating results compares our liquefied natural gas segment’s operating results for 2018 and 2017 and compares its net voyage revenues (which is a non-GAAP financial measure) for 2018 and 2017 to voyage revenues, the most directly comparable GAAP financial measure. The following table of operating results also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied natural gas segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2018	2017
Voyage revenues	454,517	365,914	24.2
Voyage expenses	(2,750)	(1,802)	52.6
Net voyage revenues	451,767	364,112	24.1
Vessel operating expenses(2)	(82,952)	(80,245)	3.4
Time-charter hire expense	(7,670)	—	100.0
Depreciation and amortization	(111,360)	(86,592)	28.6
General and administrative expenses(1)(2)	(23,270)	(13,223)	76.0
Income from vessel operations	226,515	184,052	23.1
Equity income	60,228	17,652	241.2
Operating Data:
Revenue Days (A)	7,425	5,793	28.2
Calendar-Ship-Days (B)	7,570	5,912	28.0
Utilization (A)/(B)	98.1%	98.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

(2)
An adjustment has been made during 2018 to reclassify a ship management cost recovery from general and administrative expenses to vessel operating expenses. The 2017 results have also been reclassified to conform to the presentation adopted in 2018.

Our liquefied natural gas segment’s total calendar-ship-days increased by 28.0% to 7,570 days in 2018 from 5,912 days in 2017, as a result of the deliveries of the Torben Spirit, Murex, Macoma, Magdala, Myrina, Megara, Bahrain Spirit and Sean Spirit LNG carrier newbuildings between February 2017 and December 2018 and the Magellan Spirit chartered-in from the Teekay LNG-Marubeni Joint Venture commencing in September 2018. During 2018, vessels in this segment were off-hire for scheduled dry dockings of 30 days, unscheduled off-hire for repairs of 49 days and idle for 66 days for repositioning to other charters, compared to vessels in this segment being off-hire for scheduled dry dockings of 63 days, unscheduled off-hire for repairs of 53 days and idle for three days in the same period of the prior year. As a result, our utilization increased slightly to 98.1% for 2018, compared to 98.0% in 2017.

Net Voyage Revenues. Net voyage revenues increased during 2018 compared to 2017, primarily as a result of:

•	an increase of $15.0 million due to the delivery of the Magdala and charter contract commencing in February 2018;

•	an increase of $13.5 million due to the delivery of the Murex and charter contract commencing in November 2017;

•	an increase of $12.8 million due to the Magellan Spirit chartered-in from Teekay LNG-Marubeni Joint Venture in September 2018 and commencing its charter-out employment in October 2018;

•	an increase of $12.6 million due to the delivery of the Macoma and charter contract commencing in October 2017;

•	an increase of $11.0 million due to the delivery of the Myrina and charter contract commencing in May 2018;

•
an increase of $9.7 million due to the delivery of the Torben Spirit and charter contract commencing in March 2017 and earning an increased charter rate during 2018 upon the charterer extending its original contract in 2017;

•	an increase of $8.6 million due to the delivery of the Bahrain Spirit in August 2018 and commencement of its charter contract in September 2018;

•	an increase of $7.8 million due to the delivery of the Megara and charter commencing in July 2018;

•	an increase of $3.8 million due to the impact of the appreciation of the Euro compared to the U.S. Dollar on our Euro-denominated revenue;

•	an increase of $2.4 million relating to 35 days of unscheduled off-hire in the second quarter of 2017 due to repairs required for one of our LNG carriers;

•	an increase of $2.0 million due to the Hispania Spirit being off-hire for 31 days in the first quarter of 2017 for a scheduled dry docking; and

•
an increase of $1.6 million due to mobilization service fees earned commencing in October 2018 relating to our 30%-owned LNG receiving and regasification terminal under construction in Bahrain (however, we had a corresponding increase in vessel operating expenses);

partially offset by:

•
a decrease of $5.6 million due to the Polar Spirit earning a lower charter rate upon redeployment after its original charter contract ended during the first quarter of 2018 and 35 days of unscheduled off-hire and idle days during 2018 primarily due to an incident investigation involving a collision with a small vessel and repositioning to other charters;

•
a decrease of $3.7 million primarily related to additional revenue recognized during the first quarter of 2017 relating to the accelerated dry docking of two LNG carriers in 2017, the costs of which will be recoverable from the charterer;

•	a decrease of $1.9 million due to the Catalunya Spirit being off-hire for 30 days in 2018 for a scheduled dry docking;

•
a decrease of $1.7 million relating to amortization of in-process contracts recognized into revenue with respect to our shipbuilding and site supervision contract associated with the four LNG newbuilding carriers in the Pan Union Joint Venture due to the deliveries of the Pan Asia, Pan Americas and Pan Europe LNG carrier newbuildings between October 2017 and July 2018 (however, we had a corresponding decrease in vessel operating expenses); and

•	a decrease of $1.4 million relating to 20 days of unscheduled off-hire in the fourth quarter of 2018 for the Madrid Spirit due to repairs.
Vessel Operating Expenses. Vessel operating expenses increased during 2018 compared to 2017, primarily as a result of:

•	an increase of $2.4 million due to deliveries of the Bahrain Spirit, Sean Spirit and Torben Spirit;

•	an increase of $1.8 million due to the reactivation of the Arctic Spirit from lay-up during the third quarter of 2017; and

•
an increase of $1.6 million due to mobilization expenses incurred commencing in October 2018 relating to our 30%-owned LNG receiving and regasification terminal under construction in Bahrain (however, we had a corresponding increase in net voyage revenues);

partially offset by:

•	a decrease of $2.4 million due to higher ship management cost recovery in 2018 as a result of the vessels delivered during the year; and

•
a decrease of $1.7 million due to lower shipbuilding supervision costs upon the deliveries of Pan Asia, Pan Americas and Pan Europe LNG carrier newbuildings (however, we had a corresponding decrease in net voyage revenues).

Time-charter Hire Expense. Time-charter hire expense increased by $7.7 million as the Magellan Spirit LNG carrier was chartered-in from the Teekay LNG-Marubeni Joint Venture commencing in September 2018.
Depreciation and Amortization. Depreciation and amortization increased by $24.8 million in 2018 compared to 2017 primarily due to the deliveries of the Torben Spirit, Murex, Macoma, Magdala, Myrina, Megara and Sean Spirit.
Equity Income. Equity income increased by $42.6 million in 2018 compared to 2017 as explained below.

(in thousands of U.S. Dollars)	Year Ended December 31,
	Angola LNG Carriers	Exmar LNG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Pan Union LNG Carriers	Yamal LNG Carriers	Bahrain LNG Joint Venture	Total Equity Income
2018	17,337	9,233	(1,005)	14,730	6,819	9,607	3,507	60,228
2017	16,755	7,397	(16,547)	16,324	496	(1,761)	(5,012)	17,652
Difference	582	1,836	15,542	(1,594)	6,323	11,368	8,519	42,576
The $0.6 million increase in our 33%-owned investment in the four Angola LNG Carriers was primarily due to mark-to-market changes on non-designated derivative instruments. The mark-to-market changes resulted from increases in long-term LIBOR benchmark interest rates for interest rate swaps compared to 2017.

The $1.8 million increase in our 50% investment in the Exmar LNG Carriers was primarily due to a gain of $5.6 million upon the sale of our 50% ownership interest in the Excelsior Joint Venture recorded in equity income, partially offset by lower earnings due to the sale of the Excelsior Joint Venture.

The $15.5 million increase in equity income from our 52% investment in the MALT LNG Carriers was primarily due to higher fleet utilization and higher rates earned as a result of certain vessels that operated in the spot market during 2017 being on short-term charter contracts in 2018.

The $1.6 million decrease in equity income from our 40% investment in the RasGas 3 LNG Carriers was primarily due to higher interest expense due to increase in LIBOR, partially offset by unrealized gains recognized in 2018 relating to its non-designated interest rate swaps compared to unrealized losses in 2017.

The $6.3 million increase in equity income from our investment in the Pan Union LNG Carriers was primarily due to the deliveries of the Pan Union Joint Venture's three LNG carrier newbuildings, the Pan Asia, Pan Americas and Pan Europe, in October 2017, January 2018 and July 2018, respectively, in which we have ownership interests ranging from 20% to 30%.

The $11.4 million increase in equity income from our 50% investment in the Yamal LNG Carriers was primarily due to the deliveries of the Yamal LNG Joint Venture's first two ARC7 LNG carrier newbuildings, the Eduard Toll and Rudolf Samoylovich, in January 2018 and September 2018, respectively, partially offset by ineffectiveness recognized on hedged-accounted interest rate swaps.

The $8.5 million increase in our 30%-owned investment in the Bahrain LNG Joint Venture was primarily due to unrealized gains on designated and non-designated derivative instruments recorded in earnings in 2018 compared to losses recorded in earnings in 2017 due to mark-to-market changes and the sub-charter income earned in 2018 on the Bahrain Spirit.

Liquified Petroleum Gas Segment

As at December 31, 2018, our liquefied petroleum gas segment fleet included 29 LPG and multi-gas carriers, in which our interests ranged from 50% to 99%. However, the table of operating results below only includes the seven multi-gas carriers that are accounted for under the consolidation method of accounting and excludes 22 vessels in the Exmar LPG Joint Venture accounted for under the equity method. The comparison of the results from vessels and assets accounted for under the equity method are described below under Equity Loss.

The following table of operating results compares our liquefied petroleum gas segment’s operating results for 2018 and 2017 and compares its net voyage revenues (which is a non-GAAP financial measure) for 2018 and 2017 to voyage revenues, the most directly comparable GAAP financial measure. The following table of operating results also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied petroleum gas segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2018	2017
Voyage revenues	23,922	19,769	21.0
Voyage expenses	(15,907)	(1,218)	1,206.0
Net voyage revenues	8,015	18,551	(56.8)
Vessel operating expenses	(20,932)	(3,083)	578.9
Depreciation and amortization	(7,748)	(8,433)	(8.1)
General and administrative expenses(1)	(2,932)	(2,411)	21.6
Write-down of goodwill and vessels	(33,790)	—	100.0
(Loss) income from vessel operations	(57,387)	4,624	(1,341.1)
Equity loss	(6,682)	(7,863)	(15.0)
Operating Data:
Revenue Days (A)	2,249	2,445	(8.0)
Calendar-Ship-Days (B)	2,555	2,445	4.5
Utilization (A)/(B)	88.0%	100.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied petroleum gas segment’s total calendar-ship-days increased by 4.5% to 2,555 days in 2018 from 2,445 days in 2017, as a result of the acquisition of the Sonoma Spirit in April 2017. During 2018, vessels in this segment were off-hire for scheduled dry dockings of 97 days, unscheduled off-hire for repairs of 97 days and idle for 112 days for repositioning to other charters, compared to vessels in this segment not being off-hire or idle in the same period of the prior year. As a result, our utilization decreased to 88.0% for 2018, compared to 100.0% in 2017.

Net Voyage Revenues. Net voyage revenues decreased by $10.5 million during 2018 compared to 2017, primarily related to recognition of previous upfront payments received from I.M. Skaugen SE (or Skaugen) during the fourth quarter of 2017 upon termination of charterer contracts with Skaugen.

Vessel Operating Expenses. Vessel operating expenses increased by $17.8 million during 2018 compared to 2017, primarily due to six multi-gas carriers, which were previously on bareboat charter contracts, incurring operating expenses following their redelivery to us from Skaugen during 2017.

Write-down of Goodwill and Vessels. Write-down of vessels of $33.0 million in 2018 were due to the write-downs of the Camilla Spirit, Cathinka Spirit, Napa Spirit and Pan Spirit multi-gas carriers as a result of our evaluation of alternative strategies for these assets, the charter rate environment at the time and the outlook for charter rates for these vessels. In 2018, we conducted our annual goodwill impairment review and concluded that our liquefied petroleum gas segment was impaired and recorded an impairment charge of $0.8 million for the year ended December 31, 2018.
Equity Loss. The $1.2 million improvement in equity loss from our 50% ownership interest in Exmar LPG BVBA (or the Exmar LPG Joint Venture) was primarily due to the impairment losses recorded on the Courcheville and Temse during 2017, partially offset by lower spot rates earned during 2018 compared to 2017 for certain vessels and the sale of the Courcheville in January 2018.

Conventional Tanker Segment
As at December 31, 2018, our conventional tanker fleet included one Suezmax-class double-hulled conventional crude oil tanker, which we lease under capital lease and one Handymax Product tanker, which we own. Two of our conventional tankers, the African Spirit and European Spirit, have been trading in the spot market since the termination of their respective fixed-rate charters in November 2017 and August 2017, respectively. The African Spirit, European Spirit and Toledo Spirit were sold in October 2018, December 2018, and January 2019, respectively. The following table of operating results compares our conventional tanker segment’s operating results for 2018 and 2017, and compares its net voyage revenues (which is a non-GAAP financial measure) for 2018 and 2017 to voyage revenues, the most directly comparable GAAP financial measure. The following table of operating results also provides a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2018	2017
Voyage revenues	32,323	46,993	(31.2)
Voyage expenses	(9,580)	(5,182)	84.9
Net voyage revenues	22,743	41,811	(45.6)
Vessel operating expenses	(13,774)	(18,211)	(24.4)
Depreciation and amortization	(5,270)	(10,520)	(49.9)
General and administrative expenses(1)	(2,310)	(2,507)	(7.9)
Write-down of vessels	(20,863)	(50,600)	(58.8)
Restructuring charges	(1,845)	—	100.0
Loss from vessel operations	(21,319)	(40,027)	(46.7)
Operating Data:
Revenue Days (A)	1,328	1,868	(28.9)
Calendar-Ship-Days (B)	1,389	1,904	(27.0)
Utilization (A)/(B)	95.6%	98.1%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Our conventional tanker segment's total calendar ship days decreased by 27.0% to 1,389 days in 2018 from 1,904 days in 2017 primarily as a result of the sales of the Asian Spirit, Teide Spirit, European Spirit and African Spirit in March 2017, February 2018, October 2018 and December 2018, respectively. During 2018, the European Spirit was off-hire for 29 days for a scheduled dry docking and 17 days for repairs and the African Spirit and Alexander Spirit had a total of 15 days of unscheduled off-hire due to repairs, compared to 34 idle days for the Asian Spirit after its firm charter contract ended in January 2017 and two unscheduled off-hire days for the African Spirit for repairs during the same period in 2017. As a result, our utilization decreased to 95.6% in 2018 compared to 98.1% in 2017.

Net Voyage Revenues. Net voyage revenues decreased during 2018 compared to 2017, primarily as a result of:

•	a decrease of $9.5 million due to the sales of the Asian Spirit and Teide Spirit; and

•
a decrease of $8.4 million as the fixed-rate charter contracts for the European Spirit and African Spirit expired in August and November 2017, respectively, and the vessels earned lower spot rates until they were sold in October and December of 2018, respectively.

Vessel Operating Expenses. Vessel operating expenses decreased during 2018 compared to 2017 by $4.4 million primarily as a result of the sales of the Asian Spirit, Teide Spirit, European Spirit and African Spirit.

Depreciation and Amortization. Depreciation and amortization decreased during 2018 compared to 2017 by $5.3 million primarily as a result of the sales of the Asian Spirit and Teide Spirit, and the reclassification of the European Spirit and African Spirit to vessels held for sale during 2017.

Write-down of vessels. During 2018, we recorded write-downs of $20.9 million. We recorded a write-down of $13.0 million on the Alexander Spirit conventional tanker to its estimated fair value, using an appraised value, as a result of changes in our expectations of the vessel's future opportunities once its current contract ends in 2019. We also recorded write-downs of $7.9 million on a combined basis on the European Spirit and African Spirit Suezmax tankers as a result of declines in the estimated fair market values of these vessels held for sale. During 2017, we recorded write-downs of $50.6 million. We recorded a write-down of $25.5 million on a combined basis in respect of the Teide Spirit and Toledo Spirit upon the charterer of the Teide Spirit, which is the same charterer of the Toledo Spirit, giving formal notification to us of its intention to terminate its charter contract. In addition, we recorded write-downs of $25.1 million on a combined basis in respect of the European Spirit and African Spirit upon their original contracts ending in 2017 and the vessels being marketed for sale.

Restructuring Charges. The restructuring charges of $1.8 million incurred in 2018 relate to seafarer severance costs upon CEPSA’s sale of the Teide Spirit, our vessel related to capital lease.
Other Operating Results
General and Administrative Expenses. General and administrative expenses increased to $28.5 million for 2018, from $18.1 million for 2017, primarily due to an increase in operational staff relating to new vessel deliveries, higher levels of business development activities, an increase in professional fees primarily due to the lease dispute for our RasGas II LNG Carriers as described above in "Significant Developments in 2018 and Early 2019 – Teekay Nakilat Capital Lease" and due to claims against Skaugen for damages and losses for our multi-gas carriers previously on charter to them.

Interest Expense. Interest expense increased to $128.3 million for 2018, from $80.9 million for 2017. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to capital leases. This increase was primarily the result of:

•	an increase of $37.1 million primarily due to deliveries of the Torben Spirit, Murex, Macoma, Magdala, Myrina, Megara, Bahrain Spirit and Sean Spirit during 2018 and 2017;

•	an increase of $7.6 million as a result of higher LIBOR rates, net of principal debt repayments, as compared to the same periods of the prior year; and

•	an increase of $3.7 million due to decreases in capitalized interest as a result of vessels delivered during 2018 and 2017.

Realized and Unrealized Gain (Loss) on Non-Designated Derivative Instruments. Net realized and unrealized gains (losses) on non-designated derivative instruments increased to $3.3 million for 2018, from $(5.3) million for 2017 as set forth in the table below.

(in thousands of U.S. Dollars)	Year Ended December 31,
	2018			2017
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(14,654)	31,061	16,407	(18,825)	12,393	(6,432)
Interest rate swaption agreements	—	2	2	—	945	945
Interest rate swap and swaption agreements termination	(13,681)	—	(13,681)	(610)	—	(610)
Toledo Spirit time-charter derivative	1,480	(930)	550	678	110	788
	(26,855)	30,133	3,278	(18,757)	13,448	(5,309)

As at December 31, 2018 and 2017, we had interest rate swap agreements, excluding our swap agreements with future commencement dates, with aggregate average net outstanding notional amounts of approximately $919 million and $837 million, respectively, with average fixed rates of 3.3% and 3.5%, respectively. The increases in realized losses relating to our interest rate swaps from 2018 to 2017 were primarily due to an interest rate swap termination in 2018, partially offset by decreases in our settlement payments as a result of the expiration of certain interest rate swaps, which were not renewed, and an increase in LIBOR compared to 2017.

During 2018, we also recognized unrealized gains on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $4.1 million of unrealized gains relating to increases in long-term forward LIBOR benchmark interest rates relative to the beginning of 2018 and reclassification of $8.8 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During 2018, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from reclassification of $19.5 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, of which $13.7 million was due to the termination of one of our interest rate swap agreements related to the refinancing of one of our debt facilities, partially offset by $1.3 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates relative to the beginning of 2018.

The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation paid us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we paid Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. Please read “Item 18 – Financial Statements: Note 12d – Related Party Transactions." The realized gain of $1.5 million for 2018 relates to lower earnings on our profit-loss-sharing agreement for the Toledo Spirit (we had corresponding decrease in net voyage revenues). During 2018, we recognized unrealized losses on our Toledo Spirit time-charter derivative contract of $0.9 million. This resulted from a reclassification of previously recognized unrealized gains to realized gains of $1.5 million, partially offset by $0.6 million of unrealized gains relating to decreases in the projected forward tanker rates in the tanker market, relative to the beginning of 2018. The Toledo Spirit was sold in early 2019, and as a result, the derivative agreement ended at that time.

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

Foreign Currency Exchange Gains (Losses). Foreign currency exchange gains (losses) were $1.4 million and $(26.9) million for 2018 and 2017, respectively. These foreign currency exchange gains (losses) are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For 2018, foreign currency exchange gains (losses) included realized gains of $42.3 million upon maturity of our NOK bonds in 2018, $42.3 million unrealized gains from the transfer of previously recognized unrealized losses to realized losses related to our cross currency swaps associated with the NOK bond which matured in 2018, unrealized gains on the revaluation of our NOK-denominated debt of $19.2 million and unrealized gains on the revaluation of our Euro denominated, non-U.S. Dollar-denominated cash, restricted cash, working capital and debt of $9.8 million. These gains were partially offset by $(42.3) million of realized losses related to the maturity of our cross currency swaps associated with the NOK bonds which matured in 2018, $(42.3) million of unrealized losses from the transfer of previously recognized unrealized gains to realized gains related to the maturity of the NOK bonds in 2018, unrealized losses on our cross currency swaps of ($21.1) million relating to depreciation of long-term NOK forward exchange rates and decreases in long-term forward NIBOR benchmark interest rates relative to the beginning of 2018 and ($6.5) million of realized losses on our cross currency swaps.

For 2017, foreign currency exchange (losses) gains included $(25.7) million of realized losses related to the maturity of our cross currency swaps associated with the NOK bonds which matured in 2017, $(25.7) million of unrealized losses from the transfer of previously recognized unrealized gains to realized gains related to the maturity of the NOK bonds in 2017, realized losses of $(9.3) million on our cross currency swaps, the unrealized losses on the revaluation of our NOK-denominated debt of $(17.6) million, and unrealized losses on the revaluation of our Euro-denominated cash, restricted cash and debt of $(23.3) million. These losses were partially offset by realized gains of $25.7 million upon the maturity of our NOK bonds in 2017, $25.7 million unrealized gains from the transfer of previously recognized unrealized losses to realized losses related to our cross currency swaps associated with the NOK bond which matured in 2017, unrealized gains of $23.3 million on our cross currency swaps primarily due to appreciation of long-term NOK forward exchange rates and increases in long-term forward NIBOR benchmark interest rates relative to the beginning of 2017.

Other Comprehensive (Loss) Income (or OCI). OCI was $(1.1) million in 2018 compared to $4.0 million in 2017, due to changes in the valuation of interest rate swaps accounted for using hedge accounting within the Teekay Nakilat Joint Venture, in which we own a 70% interest, and certain of our equity-accounted joint ventures.
Year Ended December 31, 2017 versus Year Ended December 31, 2016
Liquefied Natural Gas Segment
As at December 31, 2017, our liquefied natural gas segment fleet, including newbuildings, consisted of 50 LNG carriers, in which our interests ranged from 20% to 100%. However, the table of operating results below only includes the 18 LNG carriers that were accounted for under the consolidation method of accounting and excludes six LNG carrier newbuildings under construction as of December 31, 2017 and the following vessels and other assets accounted for under the equity method in the following table. The comparison of the results from vessels and assets accounted for under the equity method is described below under Equity Income.

		As at December 31, 2017
Assets accounted for under the equity method of accounting	Ownership Percentage	# of Delivered Vessels	Newbuildings/LNG Terminals Under Construction
Angola Joint Venture	33%	4	—
Bahrain LNG Joint Venture	30%	—	1
Exmar LNG Joint Venture	50%	2	—
Pan Union Joint Venture	20%-30%	1	3
RasGas 3 Joint Venture	40%	4	—
Teekay LNG-Marubeni Joint Venture	52%	6	—
Yamal LNG Joint Venture	50%	—	6
		17	10

The following table of operating results compares our liquefied natural gas segment’s operating results for 2017 and 2016, and compares its net voyage revenues (which is a non-GAAP financial measure) for 2017 and 2016 to voyage revenues, the most directly comparable GAAP financial measure. The following table of operating results also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied natural gas segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2017	2016
Voyage revenues	365,914	314,591	16.3
Voyage expenses	(1,802)	(449)	301.3
Net voyage revenues	364,112	314,142	15.9
Vessel operating expenses	(80,245)	(65,371)	22.8
Depreciation and amortization	(86,592)	(72,190)	20.0
General and administrative expenses(1)	(13,223)	(13,955)	(5.2)
Income from vessel operations	184,052	162,626	13.2
Equity Income	17,652	48,633	(63.7)
Operating Data:
Revenue Days (A)	5,793	5,178	11.9
Calendar-Ship-Days (B)	5,912	5,244	12.7
Utilization (A)/(B)	98.0%	98.7%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied natural gas segment’s total calendar-ship-days increased by 12.7% to 5,912 days in 2017 from 5,244 days in 2016, as a result of the deliveries of the Creole Spirit and Oak Spirit during 2016 and the deliveries of the Torben Spirit, Macoma, and Murex during 2017. During 2017, three of our consolidated vessels in this segment had 53 unscheduled off-hire days for repairs, two vessels were off-hire for scheduled dry dockings of 63 days, and the Torben Spirit was idle for three days prior to its charter contract commencement, compared to three consolidated vessels in this segment having 39 unscheduled off-hire days for repairs, and the Creole Spirit and Oak Spirit being idle for 12 days and 15 days, respectively, prior to their charter contract commencements in 2016. As a result, our utilization decreased to 98.0% for 2017, compared to 98.7% in 2016.

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

•
an increase of $3.0 million relating to amortization of in-process contracts recognized as revenue with respect to our shipbuilding and site supervision contract associated with the four LNG newbuilding carriers in the Pan Union Joint Venture (however, we had corresponding increases in vessel operating expenses); and

•an increase of $2.4 million due to the Murex charter contract commencing in November 2017;
partially offset by:

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
Depreciation and Amortization. Depreciation and amortization increased by $14.4 million in 2017 compared to 2016 primarily due to the deliveries of the Creole Spirit,Oak Spirit, Torben Spirit, Macoma, and Murex, and higher dry-dock amortization due to dry dockings of our LNG carriers.

Equity Income. Equity income decreased by $31.0 million in 2017 compared to 2016 as explained below.

(in thousands of U.S. Dollars)	Year Ended December 31,
	Angola LNG Carriers	Exmar LNG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Pan Union LNG Carriers	Other	Total Equity Income
2017	16,755	7,397	(16,547)	16,324	496	(6,773)	17,652
2016	15,713	9,038	4,503	19,817	(104)	(334)	48,633
Difference	1,042	(1,641)	(21,050)	(3,493)	600	(6,439)	(30,981)

The $1.0 million increase in our 33% investment in the four Angola LNG Carriers was primarily due to an increase in unrealized gains on non-designated derivative instruments due to mark-to-market changes. The mark-to-market changes resulted from changes in long-term LIBOR benchmark interest rates for interest rate swaps compared to 2016.

The $1.6 million decrease in our 50% investment in the Exmar LNG Carriers was primarily due to the Excalibur being off-hire in 2017 for a scheduled dry docking.

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

The $0.6 million increase in equity income from our investment in the Pan Union LNG Carriers was primarily due to the delivery of the Pan Union Joint Venture's first LNG carrier newbuilding, the Pan Asia, in October 2017.

The $6.4 million decrease in our other equity-accounted investments was primarily due to unrealized losses on interest rate swaps relating to our 30% ownership interest in the Bahrain LNG Joint Venture in 2017, and higher crew training expenses for the Yamal LNG Joint Venture in preparation for its vessel deliveries which commenced in 2018.

Liquefied Petroleum Gas Segment

As at December 31, 2017, our liquefied petroleum gas segment fleet, including newbuildings, consisted of 30 LPG/multi-gas carriers, in which our interests ranged from 50% to 99%. However, the table of operating results below only includes the seven multi-gas carriers that are accounted for under the consolidation method of accounting and excludes 20 delivered vessels and three newbuildings in the Exmar

LPG Joint Venture accounted for under the equity method. The comparison of the results from vessels and assets accounted for under the equity method are described below under Equity (Loss) Income.

The following table of operating results compares our liquefied petroleum gas segment’s operating results for 2017 and 2016 and compares its net voyage revenues (which is a non-GAAP financial measure) for 2017 and 2016, to voyage revenues, the most directly comparable GAAP financial measure. The following table of operating results also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied petroleum gas segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2017	2016
Voyage revenues	19,769	21,939	(9.9)
Voyage expenses	(1,218)	—	100.0
Net voyage revenues	18,551	21,939	(15.4)
Vessel operating expenses	(3,083)	(16)	19,168.8
Depreciation and amortization	(8,433)	(7,894)	6.8
General and administrative expenses(1)	(2,411)	(2,055)	17.3
Income from vessel operations	4,624	11,974	(61.4)
Equity (loss) income	(7,863)	13,674	(157.5)
Operating Data:
Revenue Days (A)	2,445	2,196	11.3
Calendar-Ship-Days (B)	2,445	2,196	11.3
Utilization (A)/(B)	100.0%	100.0%

Our liquefied petroleum gas segment’s total calendar-ship-days increased by 11.3% to days 2,445 days in 2017 from days 2,196 days in 2016 as a result of our acquisition of the Sonoma Spirit in 2017.

Net Voyage Revenues. Net voyage revenues decreased during 2017 compared to 2016, primarily as a result of:

•	a decrease of $15.1 million due to uncertainty of collection for outstanding hire receivable relating to our six LPG carriers on charter to Skaugen in 2017;
partially offset by:

•
an increase of $10.3 million due to the prepaid lease payments received from Skaugen in prior periods, which were previously deferred and then recognized in 2017 upon the termination of the charter contracts for five of our LPG carriers that were on charter with Skaugen; and

•an increase of $1.4 million due to the acquisition of the Sonoma Spirit in April 2017.
Vessel Operating Expenses. Vessel operating expenses increased during 2017 compared to 2016 by $3.1 million primarily due to six LPG carriers, which were previously on bareboat charter contracts, incurring operating expenses following their redelivery to us from Skaugen during 2017, and the acquisition of the Sonoma Spirit.

Equity (Loss) Income. The $21.5 million decrease in equity income from our 50% ownership interest in the Exmar LPG Joint Venture was primarily due to more vessels trading in the spot market at lower rates during 2017 compared to higher fixed rates earned in 2016. Other factors that caused the decrease included the scheduled dry dockings of the Eupen and Brussels in the second and third quarters of 2017, respectively, vessel write-downs of the Courcheville and Temse recorded in 2017, and the sale of the Brugge Venture in January 2017. These decreases were partially offset by revenues earned from five LPG carrier newbuildings that delivered to the Exmar LPG Joint Venture between February 2016 and July 2017, and a write-down of the Brugge Venture recorded in 2016.

Conventional Tanker Segment
As at December 31, 2017, our conventional tanker fleet included four Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker, three of which we own (including the European Spirit and African Spirit which were classified as held for sale) and two of which we lease under capital leases. Three of our five conventional tankers operate under fixed-rate charters, the European Spirit and African Spirit were trading in the spot market in August and November 2017, respectively, as we continued to market those vessels for sale.

The following table of operating results compares our conventional tanker segment’s operating results for 2017 and 2016 and compares its net voyage revenues (which is a non-GAAP financial measure) for 2017 and 2016 to voyage revenues, the most directly comparable GAAP financial measure. The following table of operating results also provides a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2017	2016
Voyage revenues	46,993	59,914	(21.6)
Voyage expenses	(5,182)	(1,207)	329.3
Net voyage revenues	41,811	58,707	(28.8)
Vessel operating expenses(2)	(18,211)	(22,503)	(19.1)
Depreciation and amortization	(10,520)	(15,458)	(31.9)
General and administrative expenses(1)(2)	(2,507)	(3,189)	(21.4)
Write-down and loss on sale of vessels	(50,600)	(38,976)	29.8
(Loss) income from vessel operations	(40,027)	(21,419)	86.9
Operating Data:
Revenue Days (A)	1,868	2,439	(23.4)
Calendar-Ship-Days (B)	1,904	2,439	(21.9)
Utilization (A)/(B)	98.1%	100.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)
An adjustment was made during 2018 to reclassify a ship management cost allocation recovery from general and administrative expenses to vessel operating expenses. The 2017 and 2016 results have also been reclassified to conform to the presentation adopted in 2018.

Our conventional tanker segment's total calendar ship days decreased by 21.9% to 1,904 days in 2017 from 2,439 days in 2016 primarily as a result of the sales of the Bermuda Spirit, Hamilton Spirit and Asian Spirit in April 2016, May 2016 and March 2017, respectively. During 2017, the Asian Spirit was idle for 34 days between the time its firm charter contract ended in January 2017 and the time the vessel was sold and the European Spirit was off-hire for two days for vessel maintenance, compared to no off-hire days during 2016. As a result, our utilization decreased to 98.1% in 2017 compared to 100.0% in 2016

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

Write-down of vessels. During 2017, we recorded write-downs of $50.6 million. During the second quarter of 2017, we recorded a write-down of the European Spirit of $12.6 million to its estimated fair value as we commenced marketing the vessel for sale upon the charterer notifying us it was redelivering the vessel to us upon completion of its charter contract in August 2017. During the third quarter of 2017, we recorded a write-down of the African Spirit of $12.5 million to its estimated fair value as we received notification from the charterer in August 2017 that it would redeliver the vessel to us upon completion of its charter contract in November 2017. In August 2017, the charterer of the Teide Spirit gave formal notification to us of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received. Based on our prior experience with the charterer, we expected in 2017 that the charterer would cancel the charter contract for the Toledo Spirit. We recorded a $25.5 million write-down on a combined basis in respect of the Teide Spirit and Toledo Spirit in 2017. During 2016, we incurred losses on the sales of the Bermuda Spirit and Hamilton Spirit of $27.4 million, and recorded a write-down of $11.5 million to its estimated fair value for the Asian Spirit upon completion of its charter contract and marketing the vessel for sale.
Other Operating Results
General and Administrative Expenses. General and administrative expenses decreased to $18.1 million for 2017, from $19.2 million for 2016, primarily due to lower levels of business development activities in 2017 compared to 2016, which was partially offset by reimbursement from the Bahrain LNG Joint Venture in 2016 of our proportionate share of certain costs we paid, including pre-operation, engineering and financing-related expenses, upon the joint venture securing debt financing in the fourth quarter of 2016.

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

As at December 31, 2017 and 2016, we had interest rate swap agreements, excluding our swap agreements with future commencement dates, with aggregate average net outstanding notional amounts of approximately $837 million and $755 million, respectively, with average fixed rates of 3.5% and 3.8%, respectively. The decreases in realized losses relating to our interest rate swaps from 2016 to 2017 was primarily due to an increase in LIBOR compared to the prior year, which decreased our settlement payments, and the expiration of certain interest rate swaps, which were not renewed.

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

The projected forward average tanker rates in the tanker market decreased slightly at December 31, 2017 compared to the beginning of 2017, which resulted in $0.1 million of unrealized gains on our Toledo Spirit time-charter derivative. The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation paid us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we paid Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The Toledo Spirit was sold in early 2019 and as a result, the derivative agreement ended at that time.

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

During 2016, we also recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from transfers of $8.1 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $6.7 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates, relative to the beginning of 2016.

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

Foreign Currency Exchange Gains. Foreign currency exchange (losses) gains were $(26.9) million and $5.3 million for 2017 and 2016, respectively. These foreign currency exchange gains were due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For 2017, foreign currency exchange (losses) gains included $(25.7) million of realized losses related to the maturity of our cross currency swaps associated with the NOK bonds which matured in 2017, $(25.7) million of unrealized losses from the transfer of previously recognized unrealized gains to realized gains related to the maturity of the NOK bonds in 2017, realized losses of $(9.3) million on our cross currency swaps, the unrealized losses on the revaluation of our NOK-denominated debt of $(17.6) million, and unrealized losses on the revaluation of our Euro-denominated cash, restricted cash and debt of $(23.3) million. These losses were partially offset by realized gains of $25.7 million upon the maturity of our NOK bonds in 2017, $25.7 million unrealized gains from the transfer of previously recognized unrealized losses to realized losses related to our cross currency swaps associated with the NOK bond which matured in 2017, unrealized gains of $23.3 million on our cross currency swaps primarily due to appreciation of long-term NOK forward exchange rates and increases in long-term forward NIBOR benchmark interest rates relative to the beginning of 2017.

For 2016, foreign currency exchange gains (losses) included realized gains of $16.8 million on the repurchase of a portion of our NOK bonds maturing in 2017, the transfer of $17.7 million of previously recognized unrealized losses to realized losses related to our cross currency swaps associated with the NOK bond repurchase, unrealized gains of $11.2 million on our cross currency swaps primarily due to appreciation of long-term NOK forward exchange rates and increases in long-term forward NIBOR benchmark interest rates relative to the beginning of 2016, and $5.4 million on the revaluation of our Euro-denominated cash, restricted cash and debt. These gains were partially offset by transfers of $(16.8) million of previously recognized unrealized gains to realized gains related to the repurchase of the NOK bonds in October 2016, $(17.7) million of realized losses related to the termination of our cross currency swaps associated with the NOK bond repurchase, $(9.1) million realized losses on settlements of our cross currency swaps and a $(2.2) million loss on the revaluation of our NOK-denominated debt.

Other Comprehensive Income (or OCI). OCI was $4.0 million in 2017 compared to $2.8 million in 2016, due to changes in the valuation of interest rate swaps accounted for using hedge accounting within the Teekay Nakilat Joint Venture, in which we own a 70% interest, and certain of our equity-accounted joint ventures.
Liquidity and Cash Needs
Our business model is to employ the majority of our vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. Our primary liquidity needs for 2019 through 2020 include payment of our quarterly distributions, including payments of distributions on our common units and Series A and Series B Preferred Units, funding any common unit repurchases we may undertake, operating expenses, dry-docking expenditures, debt service costs, scheduled repayments of long-term debt, bank debt maturities and the funding of general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, proceeds from debt and capital lease financings and dividends we expect to receive from our equity-accounted joint ventures. For 2019 through 2020, we expect that our existing liquidity, combined with the cash flow we expect to generate from our operations and receive as dividends from our equity-accounted joint ventures, will be sufficient to finance the majority of our liquidity needs, including the equity portion of our committed capital expenditures. Our remaining liquidity needs include the requirement to refinance our loan facilities maturing in 2020. We already have committed debt financing in place for all of our existing growth projects, including: our wholly-owned LNG carrier newbuilding to be chartered on a 15-year charter contract to Yamal Trade Pte. Ltd. (which was delivered in January 2019); one LNG carrier under construction in the Pan Union Joint Venture (which was delivered in January 2019); all four ARC7 LNG carriers under construction for the Yamal LNG Joint Venture; and the assets of the Bahrain LNG Joint Venture formed for the development of an LNG receiving and regasification terminal in Bahrain.

Our ability to continue to expand the size of our fleet over the long term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financing and other debt, as well as our ability to raise debt or equity financing through public or private offerings.

Our revolving credit facilities, term loans and obligations related to capital leases are described in the "Credit Facilities and Capital Leases" section below and in "Item 18 – Financial Statements: Note 5 – Chartered-in Vessels and Note 10 – Long-Term Debt."

As at December 31, 2018, our consolidated cash and cash equivalents were $149.0 million, compared to $244.2 million at December 31, 2017. Our total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $324.6 million as at December 31, 2018, compared to $433.6 million as at December 31, 2017. The decrease in total consolidated liquidity was primarily due to funding of our committed projects, including capital contributions into the Pan Union Joint Venture and Teekay LNG-Marubeni Joint Venture, and payment of the tax indemnification liability in our consolidated Teekay Nakilat Joint Venture during 2018. The decrease in total consolidated liquidity was partially offset by cash generated from operations, proceeds from our sale-leaseback transactions completed during 2018, proceeds from the sales of the European Spirit and African Spirit and proceeds from the sale of our 50% ownership interest in the Excelsior Joint Venture.

As at December 31, 2018, we had a working capital deficit of $32.8 million, which includes $24.0 million of current obligations related to capital leases relating to the Toledo Spirit, which was sold by the owner in January 2019 to a third party, resulting in the extinguishment of the remaining lease obligation without any cash flow impact directly relating to such extinguishment. We expect to manage our working capital deficit primarily with net operating cash flow and dividends from our equity-accounted joint ventures, debt refinancings, and, to a lesser extent, existing undrawn revolving credit facilities. As at December 31, 2018, we had undrawn revolving credit facilities of $175.6 million. Please read “Item 18 - Financial Statements: Note 14a - Commitments and Contingencies” for information about required funding over the next 12 months.

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

Cash Flows. The following table summarizes our cash flow for the periods presented:

(in thousands of U.S. Dollars)	Year Ended December 31,
	2018	2017	2016
Net cash flow from operating activities	131,198	218,750	194,362
Net cash flow from financing activities	385,085	643,951	178,019
Net cash flow used for investing activities	(632,854)	(766,439)	(343,208)

Operating Cash Flows. Net cash flow from operating activities decreased to $131.2 million in 2018 from $218.8 million in 2017, primarily due to the payment of the tax indemnification liability in our consolidated Teekay Nakilat Joint Venture; decrease in cash flows from our seven multi-gas carriers; decrease in cash flows from our two conventional tankers trading in the spot market and then sold in 2018; the Polar Spirit earning a lower time-charter rate upon redeployment; the sales of the Asian Spirit and Teide Spirit conventional tankers in March 2017 and February 2018, respectively; and decrease in dividends received from our equity-accounted joint ventures. These decreases were partially offset by an increase in cash flows generated by the deliveries to us of the Torben Spirit, Macoma, Murex, Magdala, Myrina, Megara, Bahrain Spirit and Sean Spirit LNG carriers between February 2017 and December 2018 and the Magellan Spirit chartered-in from the Teekay LNG-Marubeni Joint Venture commencing its charter-out employment in October 2018.

Net cash flow from operating activities increased to $218.8 million in 2017 from $194.4 million in 2016, primarily due to the deliveries of our LNG carrier newbuildings and commencement of their charter contracts during 2016 and 2017; an increase in the amount of dividends received from our equity-accounted joint ventures; six days of scheduled off-hire during the first quarter of 2016 due to an in-water survey for the Catalunya Spirit; and the timing of settlement of advances to and from affiliates. These increases were partially offset by the sales of the Bermuda Spirit, Hamilton Spirit and Asian Spirit in April 2016, May 2016 and March 2017, respectively; reduced revenues in 2017 for uncollected hire invoices relating to our six LPG carriers on charter to Skaugen; 35 days of unscheduled off-hire in the second quarter of 2017 due to repairs required for one of our LNG carriers; the Hispania Spirit being off-hire for 31 days in the first quarter of 2017 for a scheduled dry docking; lower spot rates earned by the European Spirit and African Spirit after their fixed-rate charter contracts expired in August and November 2017, respectively; an increased amount of dry-docking expenditures in 2017; and one additional calendar day in the first quarter of 2016.

Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repair and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing and amounts of dividends received from equity-accounted investments, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period depending on the vessels’ maintenance schedule.

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

Financing Cash Flows. Net cash flow from financing activities decreased to $385.1 million in 2018 from $644.0 million in 2017 primarily due to an increase in debt prepayments and repayments including settlement of related swaps of $540.8 million primarily in relation to completion of refinancings during 2018; $370.1 million of net proceeds we received from the sale-leaseback financing transactions for the deliveries of the Magdala, Myrina and Megara during 2018, compared to $656.9 million in 2017; $164.4 million increase in net proceeds from equity offerings due to the issuance of our Series B Preferred Units in October 2017; increase in repayments of obligations related to capital leases of $17.7 million due to sale-leaseback financing transactions completed during 2018 and 2017; a $13.7 million increase in cash distributions paid as a result of the issuance of our Series B Preferred Units in October 2017; and $3.8 million used to repurchase common units during 2018. These decreases in cash flows from financing activities were partially offset by a $769.2 million increase in net proceeds from the issuance of long-term debt for refinancings completed in 2018 and the timing of drawdowns on certain of our existing debt facilities.

Net cash flow from financing activities increased to $644.0 million in 2017 from $178.0 million in 2016 primarily as a result of: a total of $366.9 million in lower debt prepayments and repayments as the term loans associated with the sales of the Bermuda Spirit and Hamilton Spirit were prepaid in 2016; an increase of $301.6 million in proceeds from the sale-leaseback financing transactions completed on our LNG carrier newbuildings during 2017; and $43.7 million higher net proceeds from equity offerings due to the issuance of our Series B Preferred Units in October 2017. These increases in cash flows from financing activities were partially offset by: a $215.9 million decrease in net proceeds from the issuance of long-term debt, primarily due to the timing of drawdowns on certain of our existing debt facilities; a $20.4 million increase in capital lease repayments during 2017 due to the sale-leaseback financing transactions completed in 2016 and 2017; and a $11.2 million increase in cash distributions paid as a result of the issuance of our Series A Preferred Units in October 2016.

Investing Cash Flows. Net cash flow used for investing activities decreased to $632.9 million in 2018 compared to $766.4 million in 2017 primarily due to $686.1 million cash expenditures for vessels and equipment, primarily for newbuilding installment payments and shipbuilding supervision costs for our LNG carrier newbuildings during 2018, compared to $708.6 million during 2017; our contribution of $40.5 million to our equity-accounted joint ventures during 2018, compared to $183.9 million during 2017, primarily to fund project expenditures in the Yamal LNG Joint Venture, the Bahrain LNG Joint Venture, and the Pan Union Joint Venture, and for working capital requirements for the Teekay LNG-Marubeni Joint Venture; and net proceeds received from the sale of our 50% ownership interest in the Excelsior Joint Venture in March 2018 of $54.4 million and proceeds from the sales of the African Spirit and European Spirit in October 2018 and December 2018, respectively, of $28.5 million compared to $20.6 million of proceeds from the sale of the Asian Spirit in March 2017. These decreases in cash used for investing activities were partially offset by $92.3 million return of capital we received in 2017 from the RasGas 3 Joint Venture and the Yamal LNG Joint Venture upon completion of their debt refinancings.

Net cash flow used for investing activities increased to $766.4 million in 2017 compared to $343.2 million in 2016. During 2017, we used $708.6 million in cash, primarily for scheduled newbuilding installment payments and shipbuilding supervision costs for our LNG carrier newbuildings compared to $345.8 million during 2016; in March 2017, we received $20.6 million in proceeds from the sale of the Asian Spirit, compared to $94.3 million from the sales of the Bermuda Spirit and Hamilton Spirit in April 2016 and May 2016, respectively; we contributed $183.9 million to our equity-accounted joint ventures in 2017 compared to $120.9 million during 2016, primarily to fund newbuilding installments in the Yamal LNG Joint Venture and project expenditures for the Bahrain LNG project; and during 2017, our receipts from direct financing leases were decreased by $10.5 million, primarily due to our lease payment deferral agreement with Awilco. These increases in cash used for investing activities were partially offset by $40.3 million and $52.0 million returns of capital we received in 2017 from the RasGas 3 Joint Venture and the Yamal LNG Joint Venture, respectively, upon completion of their debt refinancings, compared to $5.5 million of distributions we received during 2016 as a repayment of a shareholder loan from the Exmar LPG Joint Venture.

Credit Facilities and Capital Leases
Our revolving credit facilities, term loans and obligations related to capital leases are described in "Item 18 – Financial Statements: Note 5 – Chartered-in Vessels and Note 10 – Long-Term Debt." Our term loans, revolving credit facilities and obligations related to capital leases contain covenants and other restrictions typical of debt financing secured by vessels, including, among others, one or more of the following that restrict the ship-owning subsidiaries from:

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

Certain loan agreements require (a) that minimum levels of tangible net worth and aggregate liquidity be maintained, (b) that we maintain certain ratios of vessel values as it relates to the relevant outstanding loan principal balance, (c) that we do not exceed a maximum amount of leverage and (d) certain of our subsidiaries to maintain restricted cash deposits. As at December 31, 2018, we had three facilities with an aggregate outstanding loan balance of $442.2 million that require us to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios ranging from 115% to 135%, which as at December 31, 2018 ranged from 132% to 198%. The vessel values used in calculating these ratios are the appraised values provided by third parties where available or prepared by us based on second-hand sale and purchase market data. Since vessel values can be volatile, our estimate of market value may not be indicative of either the current or future price that could be obtained if the related vessel was actually sold. Our ship-owning subsidiaries may not, among other things, pay dividends or distributions if they are in default under their term loans or revolving credit facilities and one of the term loans in the Teekay Nakilat Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. In addition, we guarantee certain obligations related to capital leases, which require us to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at December 31, 2018, we and our affiliates were in compliance with all covenants relating to our credit facilities and capital leases.
Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at December 31, 2018:

	Total	2019	2020	2021	2022	2023	Beyond 2023
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt:(1)
Scheduled repayments	610.6	108.6	102.7	71.3	58.9	55.3	213.8
Repayments at maturity	830.2	3.3	368.8	166.9	5.0	—	286.2
Commitments related to capital leases(2)	1,734.2	143.7	118.7	117.8	117.0	116.3	1,120.7
Commitments related to operating leases(3)	284.7	47.6	39.9	23.9	23.9	23.9	125.5
Newbuilding installments/shipbuilding supervision(4)	652.2	652.2	—	—	—	—	—
Total U.S. Dollar-denominated obligations	4,111.9	955.4	630.1	379.9	204.8	195.5	1,746.2
Euro-Denominated Obligations:(5)
Long-term debt(6)	193.8	24.7	25.8	27.0	28.2	59.6	28.5
Total Euro-denominated obligations	193.8	24.7	25.8	27.0	28.2	59.6	28.5
Norwegian Kroner-Denominated Obligations:(5)
Long-term debt(7)	353.0	—	115.7	138.9	—	98.4	—
Total Norwegian Kroner-Denominated obligations	353.0	—	115.7	138.9	—	98.4	—
Totals	4,658.7	980.1	771.6	545.8	233.0	353.5	1,774.7

(1)
Excludes expected interest payments of $62.5 million (2019), $49.9 million (2020), $34.9 million (2021), $28.9 million (2022), $26.1 million (2023) and $71.4 million (beyond 2023). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at December 31, 2018, plus margins on debt that has been drawn that range up to 3.25% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge for certain of our variable-rate debt. In addition, the above table does not reflect scheduled debt repayments in our equity-accounted joint ventures.

(2)
Includes, in addition to lease payments, amounts we may be or are required to pay to purchase the leased vessels at the end of their respective lease terms. For one of our nine obligations related to capital leases, the vessel was sold by the owner in January 2019 and the full amount of the associated lease obligation of $24.0 million was extinguished when we returned the vessel to the owner. Please read “Item 18 - Financial Statements: Note 5d - Chartered in Vessels and Note 20b - Subsequent Events”.

(3)	We have corresponding leases whereby we are the lessor and expect to receive approximately $217.8 million under these leases from 2019 to 2029.

(4)
As of December 31, 2018, we have an agreement for the construction of one wholly-owned LNG carrier newbuilding, for which the estimated remaining cost for this newbuilding totaled $120.4 million, including estimated interest and construction supervision fees. We have secured $159 million of financing related to the commitments for the LNG carrier newbuilding included in the table above.

As part of the acquisition of an ownership interest in the Pan Union Joint Venture, we agreed to assume Shell’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund our proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and our proportionate share of newbuilding installments totaled $29.2 million as of December 31, 2018. However, as part of this agreement with Shell, we recovered $0.2 million of the shipbuilding supervision and crew training costs from Shell in 2019. The Pan Union Joint Venture has secured undrawn financing of $24 million based on our proportionate share of the remaining newbuilding installments included in the table above.
In July 2014, the Yamal LNG Joint Venture, in which we have a 50% ownership interest, entered into agreements for the construction of six ARC7 LNG carrier newbuildings, of which two delivered in 2018. As at December 31, 2018, our 50% share of the estimated remaining costs for the four remaining newbuildings totaled $436.1 million, of which the Yamal LNG Joint Venture has secured undrawn financing of $395 million based on our proportionate share of the remaining newbuilding installments included in the table above.
The Bahrain LNG Joint Venture, in which we have a 30% ownership interest, is developing an LNG receiving and regasification terminal in Bahrain. The project will be owned and operated under a 20-year agreement commencing in mid-2019 with an estimated fully-built up cost of approximately $903.1 million. As at December 31, 2018, our 30% share of the estimated remaining costs included in the table above is $66.5 million, of which the Bahrain LNG Joint Venture has secured undrawn debt financing of $58 million related to our proportionate share.

(5)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2018.

(6)
Excludes expected interest payments of $2.2 million (2019) $1.9 million (2020), $1.5 million (2021), $1.2 million (2022) $0.8 million (2023) and $0.3 million (beyond 2023). Expected interest payments are based on EURIBOR at December 31, 2018, plus margins that range up to 1.95%, as well as the prevailing U.S. Dollar/Euro exchange rate as of December 31, 2018. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(7)
Excludes expected interest payments of $21.2 million (2019), $18.4 million (2020), $10.6 million (2021) $5.7 million (2022) and $2.9 million (2023). Expected interest payments are based on NIBOR at December 31, 2018, plus margins that range up to 6.0%, as well as the prevailing U.S. Dollar/NOK exchange rate as of December 31, 2018. The expected interest payments do not reflect the effect of the related cross currency swaps that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity-accounted investments are shown in "Item 18 – Financial Statements: Note 7 – Equity-Accounted Investments."
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

We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable. This occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter. If the estimated future undiscounted cash flows of an asset exceed the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel.

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

The following table presents by segment the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2018. Specifically, the following table reflects all such vessels, except those operating on contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely an impairment would be recognized in the following year. Consequently, the vessels included in the following table generally include those vessels near the end of existing charters or other operational contracts. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

We would consider the vessels reflected in the following table to be at a higher risk of future impairment. The estimated future undiscounted cash flows of the vessels reflected in the following table are significantly greater than their respective carrying values. Consequently, in these cases, the following table would not necessarily represent vessels that would likely be impaired in the next 12 months, and the recognition of an impairment in the future for any of those vessels may primarily depend upon our deciding to dispose of a vessel instead of continuing to operate it. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell a vessel or continue to operate it. This assessment includes an estimate of the net proceeds expected to be received if a vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the terms of its existing charter, charter market outlook and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing an existing customer contract.

(in thousands of U.S. Dollars, except number of vessels) Reportable Segment ___________________________________	Number of Vessels	Market Values(1) $	Carrying Values $
Liquefied Natural Gas Segment(2)	1	31,000	64,593
Liquefied Petroleum Gas Segment(2)	2	69,250	81,823
Total	3	100,250	146,416

(1)
Market values are determined using reference to second-hand market comparable values as at December 31, 2018. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.

(2)	Undiscounted cash flows are greater than the carrying values.

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

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense in periods subsequent to the vessel impairment. Consequently, any changes in our estimates of future undiscounted cash flows may result in a different impairment amount, including no impairment, and a different future annual depreciation expense.
Dry-docking Life
Description. We capitalize a portion of the costs we incur during dry docking and amortize those costs on a straight-line basis over the useful life of the dry dock. We expense costs related to routine repairs and maintenance incurred during dry docking that do not improve operating efficiency or extend the useful lives of the assets.

Judgments and Uncertainties. Amortization of capitalized dry-dock expenditures requires us to estimate the period of the next dry docking and useful life of dry-dock expenditures. While we generally dry dock each vessel every two and a half to five years, we may dry dock the vessels at an earlier date, with a shorter life resulting in an increase in amortization expense.

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next dry-dock date for a vessel, we will adjust our annual amortization of dry-docking expenditures. Amortization expense of capitalized dry-dock expenditures for 2018, 2017, and 2016 were $11.6 million, $13.9 million, and $11.5 million, respectively. For the years ended December 31, 2018, 2017, and 2016, our capitalized dry-dock expenditures were $15.3 million, $22.3 million, and $13.9 million, respectively. A one-year reduction in the estimated useful lives of capitalized dry-dock expenditures would result in an increase in our current annual amortization by approximately $3.4 million.
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

Goodwill is not amortized but is reviewed for impairment at the reporting unit level on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit to below its carrying value. When goodwill is reviewed for impairment, we may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, we may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Partnership uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

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

At December 31, 2018, we had two reporting units with goodwill attributable to them, and we recorded an impairment charge of $0.8 million during the year relating to a portion of the goodwill attributed to our liquefied petroleum gas segment. Certain factors that impact these assessments are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in Part I – Forward-Looking Statements.

Amortization expense of intangible assets for each of the years 2018, 2017, and 2016 was $8.9 million per year. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets.
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

The fair value of our interest and cross currency swap agreements at the end of each period is most significantly affected by the interest rate implied by the benchmark interest yield curve, including its relative steepness, and forward foreign exchange rates. Interest rates and foreign exchange rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest and cross currency swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest and foreign exchange rates also materially impact our interest and cross currency swap agreements.

The fair value of our interest and cross currency swap agreements is also affected by changes in our specific credit risk included in the discount factor. We discount our interest rate swap agreements with reference to the credit default swap spreads of similarly rated global industrial companies and by considering any underlying collateral. The process of determining credit worthiness requires significant judgment in determining which source of credit risk information most closely matches our risk profile.

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

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities” for the effects on the change in fair value of our derivative instruments on our consolidated statements of income and statements of comprehensive income.
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

Effect if Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax assets would typically increase our net income in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to the deferred tax assets would typically decrease our net income in the period such determination was made. As at December 31, 2018, we had recorded valuation allowances of $52.6 million (December 31, 2017 – $38.6 million).

Item 6.	Directors, Senior Management and Employees
Management of Teekay LNG Partners L.P.
Teekay GP L.L.C., our General Partner, manages our operations and activities. Unitholders are not entitled to elect the directors of our General Partner or directly or indirectly participate in our management or operation.

Our General Partner has limited fiduciary duties to manage our business in a manner beneficial to us and our partners. Our General Partner is liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly nonrecourse to it. Whenever possible, our General Partner intends to cause us to incur indebtedness or other obligations that are nonrecourse to it, of which all of our debts are nonrecourse to our General Partner.

The directors of our General Partner oversee our operations. Our General Partner has a Corporate Secretary but does not have any other officers. In February 2017, the Partnership and our wholly-owned subsidiary, Teekay LNG Operating L.L.C. (or Opco), entered into a services agreement with Teekay Gas Group Ltd. (or the Service Provider), a subsidiary of Opco. The Service Provider provides services using persons employed by various subsidiaries of Teekay Corporation, including the services of Mark Kremin, the President and CEO of the Service Provider, and Scott Gayton, the CFO of the Service Provider. Employees of certain subsidiaries of Teekay Corporation provide, pursuant to other services agreements, various services to us, including in the case of our operating subsidiaries, substantially all of their managerial, operational and administrative services and other technical and advisory services, and in the case of the Partnership, various administrative services. Please read “Item 7 – Major Common Unitholders and Related Party Transactions.”

Those individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Corporation or its affiliates. The various services agreements require the service providers to provide the services diligently and in a commercially reasonable manner.
Directors of Teekay GP L.L.C.
The following table provides information about the Board of Directors (or the Board) of our General Partner, Teekay GP L.L.C., as at the date of this Annual Report. Directors are appointed to serve until their successors are appointed or until they resign or are removed. The business address of each of our directors listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Ages of the individuals are as of December 31, 2018.

Name	Age	Position
Ida Jane Hinkley	68	Chairperson (1)(2)
Kenneth Hvid	50	Director (3)
Beverlee F. Park	56	Director (1)(2)
C. Sean Day	69	Director (1)
Joseph E. McKechnie	60	Director (1)(2)
Bill Utt	61	Director (3)

(1)	Member of Corporate Governance Committee.

(2)	Member of Audit Committee and Conflicts Committee

(3)	Appointed on September 10, 2018.

Director Bill Utt will resign from the Board and from Teekay Corporation's Board of Directors in June 2019. Director C. Sean Day will also retire from Teekay Corporation's Board of Directors in June 2019; however, Mr. Day will continue to serve on the Board of our General Partner.

Certain biographical information about each of these individuals included in the table above is set forth below:

Ida Jane Hinkley serves as Chair of Teekay GP L.L.C. and has served as director since 2005. From 1998 to 2001, she served as Managing Director of Navion Shipping AS, a shipping company at that time affiliated with the Norwegian state-owned oil company Statoil ASA (and subsequently acquired by Teekay Corporation in 2003). From 1980 to 1997, Ms. Hinkley was employed by Gotaas-Larsen Shipping Corporation, an international provider of marine transportation services for crude oil and gas (including LNG), serving as its Chief Financial Officer from 1988 to 1992 and its Managing Director from 1993 to 1997. She currently serves as a non-executive director on the Board of Premier Oil plc, a London Stock Exchange listed oil exploration and production company, and as a non-executive director of Vesuvius plc, a London Stock Exchange listed engineering company. From 2007 to 2008 she served as a non-executive director on the Board of Revus Energy ASA, a Norwegian listed oil company.

Kenneth Hvid was appointed director of Teekay GP L.L.C. on September 10, 2018. Kenneth Hvid was appointed President and Chief Executive Officer of Teekay Corporation in February 2017 and has been elected as a Teekay Corporation director effective as of its 2019 annual meeting of its shareholders. Mr. Hvid served as a director of Teekay Offshore GP L.L.C. since 2011 and director of Teekay Tankers Ltd since February 2017. He joined Teekay Corporation in 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During that time, Mr. Hvid was involved in leading Teekay Corporation through its entry and growth in the liquefied natural gas business. He held that position until the beginning of 2006, when he was appointed President of the Teekay Navion Shuttle Tankers and Offshore division. In that role, he was responsible for Teekay Corporation’s global shuttle tanker business as well as initiatives in the floating, storage and offtake business and related offshore activities. Mr. Hvid served as Teekay Corporation’s Chief Strategy Officer and Executive Vice President from 2011 to 2015, as a director of Teekay GP L.L.C. from 2011 to 2015 and as President and Chief Executive Officer of Teekay Offshore Group Ltd., from 2015 to 2016. Mr. Hvid has 30 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the Board of Gard P. & I. (Bermuda) Ltd.

Beverlee F. Park joined the Board of Teekay GP L.L.C. in 2014. From 2000 to 2013, Ms. Park served as COO, Interim CEO, and EVP/CFO at TimberWest, the largest private forest land owner in Western Canada. During this time, Ms. Park also served as President and COO, Couverdon Real Estate, a division of TimberWest. From 2003 to 2010, Ms. Park served as Board Member, Audit Committee Chair of BC Transmission Corp., the entity responsible for the operation and maintenance of 18,000km of electrical transmission in British Columbia and 300 substations. Previously, Ms. Park was employed by BC Hydro, British Columbia’s electricity, transmission and distribution utility company, in a range of senior financial roles and by KPMG. Ms. Park is currently a Board member of TransAlta Corporation, serving as a member of the Audit and Risk Committee and the Human Resources Committee, InTransit BC and of Silver Standard Resources Inc., serving as a member of the company’s Audit Committee and Safety and Sustainability Committee. She was appointed to the University of British Columbia’s Board of Governors in 2016.

C. Sean Day has served as director of Teekay GP L.L.C. since it was formed in 2004, and he served as Chair from 2004 until 2015. Mr. Day has served as a director of Teekay Corporation since 1999, served as Chair from 1999 to June, 2017, and was appointed Chair Emeritus in December, 2017. Mr. Day served as director and Chair of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P., since it was formed in 2006, retiring as Chair in June 2017 and retiring as director in September 2017. He served as a Chair of Teekay Tankers Ltd. from 2007 until 2013. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a director of Kirby Corporation and Chair of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Teekay’s largest shareholder, Resolute Investments, Ltd. to oversee its investments, including that in the Teekay group of companies.

Joseph E. McKechnie joined the Board of Teekay GP L.L.C. in 2013. Mr. McKechnie is a retired United States Coast Guard Officer, having served for more than 23 years, many of which focused on marine safety and security with an emphasis on LNG. In 2000 he joined Tractebel LNG North America (formerly Cabot LNG) in Boston, Massachusetts as the Vice President of Shipping, where he oversaw the LNG shipping operations for the Port of Boston. From 2006 to 2011, Mr. McKechnie was transferred to London and then Paris to continue his work with SUEZ, (Parent company of Tractebel) and ultimately GDF-SUEZ, as the Senior Vice President of Shipping, and Deputy Head of the Shipping Department. He is a former member of the Board of Directors of Society of International Gas Tankers and Terminal Operators, and Gaz-Ocean, the GDF-SUEZ Owned LNG vessel operating company. In 2011, he left GDF-SUEZ following the successful merger of GDF and SUEZ, and ultimately formed J.E. McKechnie L.L.C. in 2011.

Bill Utt was appointed a director of Teekay GP L.L.C. on September 10, 2018. Mr. Utt has served as a Teekay Corporation director since 2015 and was appointed Chair in June 2017. He was also appointed Chair and director of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P., since June 2017. Mr. Utt brings over 33 years of engineering and energy industry experience to the Board. From 2006 until his retirement in 2014, he served as Chair, President and Chief Executive Officer of KBR Inc., a global engineering, construction and services company. From 1995 to 2006, Mr. Utt served as the President and CEO of SUEZ Energy North America and President and Chief Executive Officer of Tractebel’s North American energy businesses. Prior to 1995, he held senior management positions with CRSS, Inc., which was a developer and operator of independent power and industrial energy facilities prior to its merger with Tractebel in 1995. Mr. Utt also currently serves as a member of the Board of Directors for Brand Industrial Holdings Inc., a Clayton, Dubilier & Rice, LLC portfolio company.

Our Management

Our General Partner has a Corporate Secretary but does not have any other officers. In February 2017, we and our wholly-owned subsidiary, Opco, entered into a service agreement with the Service Provider, Teekay Gas Group Ltd., a subsidiary of Opco. The Service Provider provides services using persons employed by various subsidiaries of Teekay Corporation, including the services of Mark Kremin, the President and CEO of Service Provider, and Scott Gayton, the CFO of Service Provider. The following table provides certain information about the senior management team that is principally responsible for our operations and their positions in the Service Provider as at the date of this Annual Report. The business address of each of the executive officers of the Service Provider and the Corporate Secretary of our General Partner listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda.

Name	Age	Position
Mark Kremin	48	President and Chief Executive Officer, Teekay Gas Group Ltd.
Scott Gayton	44	Chief Financial Officer, Teekay Gas Group Ltd. (1)
Edith Robinson	54	Corporate Secretary, Teekay GP L.L.C.; Corporate Secretary, Teekay Gas Group Ltd.

(1)	Appointed on June 29, 2018.

Mark Kremin was appointed President and CEO of Teekay Gas Group Ltd., a company that provides services to Teekay LNG Partners L.P. and its subsidiaries, in 2017. He was appointed President of Teekay Gas Services in 2015, having acted as its Vice President since 2006. In 2000, Mr. Kremin joined Teekay Corporation as in-house counsel and subsequently held commercial roles within Teekay Gas. He represents Teekay Gas on boards of joint ventures with partners in Asia, Europe and the Middle East. Mr. Kremin has over 20 years of experience in shipping. Prior to joining Teekay, he was an attorney in an admiralty law firm in Manhattan. Prior to attending law school in New York City, he worked for a leading owner and operator of container ships.
Scott Gayton was appointed Chief Financial Officer of Teekay Gas Group Ltd., a company that provides services to Teekay LNG Partners L.P. and its subsidiaries in June 2018. Mr. Gayton has over 20 years of finance and accounting experience, including most recently serving as CFO of Tanker Investments Ltd. from the time of its initial public offering in 2014 until its merger with Teekay Tankers Ltd. (NYSE:TNK) in 2017. Mr. Gayton joined Teekay Corporation in 2001 and has worked in progressively more senior roles in Finance. In 2013, he was promoted to Vice President, Finance, where he continues to play an instrumental role in supporting Teekay’s strategy and capital market transactions. Prior to joining Teekay Corporation, he worked as a Chartered Accountant in the Vancouver, Canada office of Ernst & Young LLP.

Edith Robinson was appointed as the Secretary of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., in 2014 and was appointed Secretary of Teekay Gas Group Ltd. in 2017. Ms. Robinson joined Teekay Corporation in 2014 and currently serves as an Associate General Counsel. Prior to joining Teekay Corporation, Ms. Robinson served as the General Counsel for a utility group in Bermuda. She has over 20 years of legal experience and is qualified to practice law in Bermuda, Ontario Canada, and England. Ms. Robinson has an MBA from Cornell University in addition to her legal qualifications.
Annual Executive Compensation
During 2018, the aggregate amount for which we reimbursed Teekay Corporation for compensation expenses of the Chief Executive Officer and Chief Financial Officer of the Service Provider, excluding any long-term incentive plan awards issued directly by the Partnership as described below, was $1.4 million. The amounts were paid in U.S. Dollars. Teekay Corporation’s annual bonus plan, in which the CEO and CFO of the Service Provider participated, considers both company performance and team performance.
Compensation of Directors
Officers of our Service Provider or Teekay Corporation who also serve as directors of our General Partner do not receive additional compensation for their service as directors. During 2018, each non-management director received compensation for attending meetings of the Board of Directors, as well as committee meetings. Each non-management director receives a director fee of $60,000 and common units with a value of approximately $75,000 for the 2018 year. The Chair received an annual fee of $107,500 and common units with a value of approximately $107,500. In addition, members of the audit, conflicts and corporate governance committees each received a committee fee of $7,500, $7,500 and $5,000, respectively, for the 2018 year, and the chairs of the audit, conflicts and corporate governance committees each received an additional fee of $17,000, $12,500 and $10,000, respectively, for serving in that role. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2018, the five non-management directors received, in the aggregate, $472,000 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. In March 2018, the Board granted to the five non-management directors an aggregate of 17,498 common units.
2005 Long-Term Incentive Plan
Our General Partner adopted the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan for employees and directors of and consultants to our General Partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. In 2018, the General Partner awarded 62,283 restricted units to the Teekay Corporation employees who provide services to our business. The restricted units vest evenly over a three-year period from the grant date.
Board Practices
Teekay GP L.L.C., our General Partner, is responsible for the management of our operations and activities. Unitholders are not entitled to elect the directors of our General Partner or directly or indirectly participate in our management or operation.

Our General Partner’s Board currently consists of six members. Directors are appointed to serve until their successors are appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under “Investors – Teekay LNG Partners L.P. - Governance” from the home page of our web site at www.teekay.com. During 2018, the Board held seven meetings. Each director attended all Board meetings, with the exception of one director who was absent from one Board meeting. The members of the Audit Committee, Conflicts Committee and Corporate Governance Committee attended all meetings, except for one director who was absent from one Conflicts Committee meeting and one director who was absent from one Corporate Governance Committee meeting.

Audit Committee. The Audit Committee of our General Partner is composed of at least three directors, each of whom must meet the independence standards of the New York Stock Exchange (or NYSE) and the SEC. This committee is currently comprised of directors Beverlee F. Park (Chair), Ida Jane Hinkley, and Joseph E. McKechnie. All members of the committee are financially-literate and the Board has determined that Ms. Park qualifies as the audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of our consolidated financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and independent auditors.

Conflicts Committee. The Conflicts Committee of our General Partner is composed of at least two directors and is currently comprised of Beverlee F. Park (Chair), Joseph E. McKechnie and Ida Jane Hinkley. The members of the Conflicts Committee may not be officers or employees of our General Partner or directors, officers or employees of its affiliates, and must meet the heightened NYSE and SEC director independence standards applicable to audit committee membership and certain other requirements.

The Conflicts Committee:

•	reviews specific matters that the Board believes may involve conflicts of interest; and

•	determines if the resolution of the conflict of interest is fair and reasonable to us.

Any matters approved by the Conflicts Committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our General Partner of any duties it may owe us or our unitholders. The Board is not obligated to seek approval of the Conflicts Committee on any matter and may determine the resolution of any conflict of interest itself.

Corporate Governance Committee. The Corporate Governance Committee of our General Partner is composed of at least two directors, a majority of whom must meet the director independence standards established by the NYSE. This committee is currently comprised of directors Joseph E. McKechnie (Chair), C. Sean Day, Ida Jane Hinkley, and Beverlee F. Park.

The Corporate Governance Committee:

•	oversees the operation and effectiveness of the Board and its corporate governance;

•	develops and recommends to the Board corporate governance principles and policies applicable to us and our General Partner and monitors compliance with these principles and policies; and

•	oversees director compensation and the long-term incentive plan described above.
Crewing and Staff
As of December 31, 2018, approximately 1,900 seagoing staff served on our consolidated and equity-accounted for vessels that were managed by subsidiaries of Teekay Corporation and nine staff served on-shore in technical, commercial and administrative roles in various countries, compared to approximately 1,800 seagoing staff and nine on-shore staff as of December 31, 2017 and approximately 1,700 seagoing staff and nine on-shore staff as of December 31, 2016. Certain subsidiaries of Teekay Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries, and Teekay Corporation subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please read “Item 7 – Major Common Unitholders and Related Party Transactions.”

We regard attracting and retaining motivated seagoing personnel as a top priority. Like Teekay Corporation, we offer our seafarers competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally.

Teekay Corporation has entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which cover substantially all of the officers and seafarers that operate our Bahamian-flagged vessels. Our Spanish officers and seafarers for our Spanish-flagged vessels are covered by two different collective bargaining agreements (one for Suezmax tankers and one for LNG carriers) with Spain’s Union General de Trabajadores and Comisiones Obreras, and the Filipino crewmembers employed on our Spanish-flagged LNG and Suezmax tankers are covered by the Collective Bargaining Agreement with the Philippine Seafarer’s Union. We believe Teekay Corporation’s and our relationships with these labor unions are good.

Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. Teekay Corporation has agreed to allow our personnel to participate in its training programs. Teekay Corporation’s cadet training approach is designed to balance academic learning with hands-on training at sea. Teekay Corporation has relationships with training institutions in Canada, Croatia, India, Latvia, Norway, Philippines, Turkey and the United Kingdom. After receiving formal instruction at one of these institutions, our cadets’ training continues on-board one of our vessels. Teekay Corporation also has a career development plan that we follow, which was designed to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety. As such, we have an LNG training facility in Glasgow that serves this purpose.
Common Unit Ownership
The following table sets forth certain information regarding beneficial ownership, as of December 31, 2018, of our common units by all directors and officers of our General Partner and Service Provider. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any units that the person has the right to acquire as of March 1, 2019 (60 days after December 31, 2018) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the common units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned (3)
All directors and officers of Teekay GP L.L.C. and Teekay Gas Group Ltd. as a group (9 persons) (1) (2)	129,272	0.16%

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

(3)	Based on 79,360,719 of common units outstanding as of December 31, 2018. Excludes the 2% general partner interest held by our General Partner, a wholly-owned subsidiary of Teekay Corporation.
Item 7. Major Common Unitholders and Related Party Transactions
Major Common Unitholders
The following table sets forth information regarding beneficial ownership, as of December 31, 2018, of our common units by each person we know to beneficially own more than 5% of the outstanding common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of March 1, 2019 (60 days after December 31, 2018) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned (1)
Teekay Corporation (1)	25,208,274	31.8%
FMR LLC(2)	7,970,000	10.0%
Cobas Asset Management, SGIIC, SA(3)	6,656,159	8.4%

(1)	Based on 79,360,719 of common units outstanding as of December 31, 2018. Excludes the 2% general partner interest held by our General Partner, a wholly-owned subsidiary of Teekay Corporation.

(2)
FMR LLC has the sole dispositive power as to 7,970,000 common units and has sole voting power as to 18,400 of these common units. This information is based on the Schedule 13G/A filed by this group with the SEC on February 13, 2019.

(3)	Cobas Asset Management, SGIIC, SA has sole and shared voting power as to 6,656,159 common units. This information is based on the Schedule 13G/A filed by this group with the SEC on February 13, 2019.

Teekay Corporation has the same voting rights with respect to common units it owns as our other common unitholders. We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.
Related Party Transactions

a)
We have entered into an amended and restated omnibus agreement with Teekay Corporation, our General Partner, Opco, Teekay Offshore and related parties. The following discussion describes certain provisions of the omnibus agreement, as it has been amended.

Noncompetition. Under the omnibus agreement, Teekay Corporation and Teekay Offshore have agreed, and have caused their controlled affiliates (other than us) to agree, not to own, operate or charter LNG carriers. This restriction does not prevent Teekay Corporation, Teekay Offshore or any of their controlled affiliates (other than us) from, among other things, acquiring, operating or chartering LNG carriers if our General Partner has previously advised Teekay Corporation or Teekay Offshore that the Board of Directors of our General Partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the carriers.

In addition, under the omnibus agreement we have agreed not to own, operate or charter crude oil tankers or certain “offshore vessels” (including dynamically-positioned shuttle tankers, floating storage and off-take units or floating production, storage and off-loading units), if they are subject to contracts with a remaining duration of at least three years, excluding extension options. This restriction does not prevent us from, among other things, acquiring, operating or chartering oil tankers or offshore vessels if Teekay Corporation or Teekay Offshore, as applicable, has previously advised our General Partner that it has elected not to acquire or operate those vessels.

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

Termination. If Teekay Corporation or its affiliates no longer control our General Partner or the general partner of Teekay Offshore or if there is a change of control of Teekay Corporation, our General Partner, the general partner of Teekay Offshore or Teekay Corporation, then any of those entities, as applicable, may terminate relevant noncompetition and rights of first offer provisions of the omnibus agreement. During 2018, Brookfield Business Partners L.P. and its institutional investors acquired a 51% ownership interest in the general partner of Teekay Offshore and have the right to appoint a majority of the directors of Teekay Offshore's general partner’s Board of Directors. This transaction constituted a change of control, giving Teekay Offshore the right to elect to terminate the omnibus agreement, though we have not received any indication from Teekay Offshore that it intends to do so.

b)
Bill Utt, Kenneth Hvid and C. Sean Day are members of the Board. Mr. Utt also is the Chair of Teekay Corporation and a member of the Board of Directors of the general partner of Teekay Offshore. Mr. Hvid is also the President and Chief Executive Officer of Teekay Corporation, and a director of Teekay Tankers Ltd., a publicly-traded subsidiary of Teekay Corporation, and a member of the Board of Directors of the general partner of Teekay Offshore. Mr. Day is a member of the Board of Directors of Teekay Corporation and a consultant to Kattegat Ltd., which controls Teekay Corporation’s largest shareholder. Mr. Utt will resign from the Board and from Teekay Corporation's Board of Directors in June 2019. Mr. Day will retire from Teekay Corporation's Board of Directors in June 2019, but will continue to serve on the Board of our General Partner.

c)
On February 1, 2017, we and our wholly-owned subsidiary, Opco, entered into a service agreement with the Service Provider, a management services company that is a subsidiary of Opco. The Service Provider provides services to us using persons employed by various subsidiaries of Teekay Corporation, including the services of Mark Kremin, the President and Chief Executive Officer of Service Provider, and Scott Gayton, the Chief Financial Officer of the Service Provider. In addition, we have entered into various service agreements with certain Teekay Corporation subsidiaries pursuant to which those subsidiaries provide to us various services including, in the case of our operating subsidiaries, substantially all of their managerial, operational and administrative services (including vessel maintenance, crewing, crew training, purchasing, shipyard supervision, insurance and financial services) and other technical and advisory services, and in the case of Teekay LNG Partners L.P., various administrative services.  Because Messrs. Kremin and Gayton and the other persons providing services to us and our subsidiaries are employees of various subsidiaries of Teekay Corporation, their compensation (other than any awards under our long-term incentive plan) is set and paid by the Teekay Corporation subsidiary that employs them. Pursuant to our agreements with Teekay Corporation and its subsidiaries, we have agreed to reimburse Teekay Corporation for time spent by such persons on providing services to us and our subsidiaries.

d)	Please read “Item 18 – Financial Statements: Note 12 – Related Party Transactions” for additional information about these and various other related-party transactions.

Item 8.	Financial Information

A.	Consolidated Financial Statements and Other Financial Information
Consolidated Financial Statements and Notes
Please see “Item 18 – Financial Statements” for additional information required to be disclosed under this Item.
Legal Proceedings
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us, other than those set forth in "Item 18 – Financial Statements: Note 14 – Commitments and Contingencies."
Cash Distribution Policy for Common Unitholders
Rationale for Our Cash Distribution Policy
Our general cash distribution policy reflects a basic judgment that our common unitholders are better served by allocating capital in a balanced manner, including our intention to increase our quarterly common unit distributions by 36 percent to $0.19 per unit, commencing with the first quarter of 2019 distribution to be paid in May 2019. This level of common unit distributions allows us to establish cash reserves for the purpose of funding committed growth projects and to reduce debt levels and is consistent with our cash distribution policy and the terms of our partnership agreement, which require that we distribute all of our Available Cash (as defined in our partnership agreement) within approximately 45 days after the end of each quarter. Available Cash is determined after payment of distributions on our preferred units.
Limitations on Cash Distributions; Our Ability to Change Our Cash Distribution Policy
There is no guarantee that common unitholders will receive quarterly distributions from us. Our distribution policy may be changed at any time and is subject to certain restrictions, including:

•
Our common unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute Available Cash on a quarterly basis, which is subject to our General Partner’s broad discretion to establish reserves (including, among others, reserves for future capital expenditures and our anticipated future credit needs).

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

•
Our distribution policy may be affected by restrictions on distributions under our credit facility agreements, which contain material financial tests and covenants that must be satisfied and complied with. If we are unable to satisfy these restrictions included in our credit agreements or if we are otherwise in default under our credit agreements, we would be prohibited from making cash distributions, which would materially hinder our ability to make cash distributions to unitholders, notwithstanding our stated cash distribution policy.

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

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of Available Cash from operating surplus (as defined in our partnership agreement) after the minimum quarterly distribution to our common unitholders and the target distribution levels have been achieved. Our General Partner currently holds the incentive distribution rights but may transfer these rights separately from its general partner interest, without unitholder approval. Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

Our General Partner is entitled to incentive distributions if the amount we distribute to common unitholders with respect to any quarter exceeds specified target levels shown below. The amounts set forth under “Marginal Percentage Interest’’ are the percentage interests of the common unitholders and our General Partner in any Available Cash from operating surplus we distribute up to and including the corresponding amount in the column “Quarterly Distribution Target Amount (per unit),’’ until Available Cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the common unitholders and our General Partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our General Partner include its 2.0% general partner interest and assume the General Partner has contributed any capital necessary to maintain its 2.0% general partner interest and has not transferred the incentive distribution rights.

	Quarterly Distribution Target Amount (per unit)	Marginal Percentage Interest
		Unitholders	General Partner
Minimum Quarterly Distribution	$0.4125	98%	2%
First Target Distribution	Up to $0.4625	98%	2%
Second Target Distribution	Above $0.4625 up to $0.5375	85%	15%
Third Target Distribution	Above $0.5375 up to $0.6500	75%	25%
Thereafter	Above $0.6500	50%	50%

During 2018, all quarterly cash distributions were below $0.4625 per common unit.

In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities and liquidation amounts on the Series A and Series B preferred units will be distributed to the common unitholders and the General Partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation in accordance with the partnership agreement.

B.	Significant Changes
Please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2018 and early 2019” and “Item 18 – Financial Statements: Note 20 – Subsequent Events” for descriptions of significant changes that have occurred since December 31, 2018.

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

(f)
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

(i)	Agreement dated February 12, 2013; Teekay Luxembourg S.a.r.l. entered into a share purchase agreement with Exmar and Exmar Marine NV to purchase 50% of the shares in Exmar LPG BVBA.

(j)
Agreement dated June 27, 2013, for U.S. $195,000,000 Senior Secured Notes between Meridian Spirit ApS and Wells Fargo Bank Northwest N.A. The loan bears interest at fixed rate of 4.11%. The facility requires quarterly repayments through 2030.

(k)
Agreement dated June 28, 2013, for a U.S. $160,000,000 Loan Facility between Malt Singapore Pte. Ltd. and Commonwealth Bank of Australia. The loan bears interest at LIBOR plus a margin of 2.60%. The facility requires quarterly repayments, with a bullet payment on maturity in 2021.

(l)
Agreement dated July 7, 2014; Teekay LNG Operating L.L.C. entered into a shareholder agreement with China LNG Shipping (Holdings) Limited to form TC LNG Shipping L.L.C. in connection with the Yamal LNG Project.

(m)
Agreement dated December 17, 2014, for a U.S. $450,000,000 Secured Loan Facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ. The loan bears interest at LIBOR plus a margin of 1.85%. The facility requires quarterly repayments, with a bullet payment in 2026.

(n)	Agreement dated May 18, 2015, for NOK 1,000,000,000, Senior Unsecured Bonds due May 2020 between Teekay LNG Partners L.P. and Nordic Trustee ASA.

(o)
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

(p)
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

(q)
Agreement dated December 21, 2016, for a U.S. $723,200,000 Secured Loan Facility between Teekay Nakilat (III) Corporation and Qatar National Bank SAQ. The loan bears interest at LIBOR plus a margin of 2.25% for the first 12 months and 2.50% thereafter. The facility requires quarterly repayments, with a balloon payment in 2026.

(r)
Agreement dated December 8, 2017, for a U.S. $1,632,000,000 Secured Loan Agreement between DSME Hull No. 2423 L.L.C., DSME Hull No. 2425 L.L.C., DSME Hull No. 2430 L.L.C., DSME Hull No. 2431 L.L.C., DSME Hull No. 2433 L.L.C. and DSME Hull No. 2434

L.L.C. (as borrowers) and China Development Bank. The loan bears interest at LIBOR plus 3.1% and requires semi-annual payments, with balloon payments upon maturity through 2031.
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

Material United States Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to unitholders. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay LNG Partners L.P.

This discussion is limited to unitholders who hold their units as capital assets for tax purposes. This discussion does not address all tax considerations that may be important to a particular unitholder in light of the unitholder’s circumstances, or to certain categories of unitholders that may be subject to special tax rules, such as:
•dealers in securities or currencies;
•traders in securities that have elected the mark-to-market method of accounting for their securities;
•persons whose functional currency is not the U.S. Dollar;
•persons holding our units as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;
•certain U.S. expatriates;
•financial institutions;
•insurance companies;
•persons subject to the alternative minimum tax;
•persons that actually or under applicable constructive ownership rules own 10% or more of our units (by vote or value); and
•entities that are tax-exempt for U.S. federal income tax purposes.

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

United States Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our units that is for U.S. federal income tax purposes: (i) a U.S. citizen or U.S. resident alien (or a U.S. Individual Holder), (ii) a corporation or other entity taxable as a corporation, that was created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
Distributions
We have elected to be taxed as a corporation for U.S. federal income tax purposes effective January 1, 2019.

Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our units to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s units, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our units and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the units for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our units will be treated as foreign source income and generally will be treated as “passive category income.”

Subject to holding period requirements and certain other limitations, dividends received with respect to our units by a U.S. Holder who is an individual, trust or estate (or a Non-Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been classified as a PFIC, as discussed below). Any dividends received with respect to our units not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10% of a common stockholder’s, or 5% of a preferred stockholder’s, adjusted tax basis (or fair market value in certain circumstances) in such stock. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a stockholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our units that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such units will be treated as long-term capital loss to the extent of the amount of such dividend.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our units.

Sale, Exchange or Other Disposition of Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such units. Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (a) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short term capital gain or loss otherwise and (b) U.S. source gain or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including capital gains from the sale or other disposition of units. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our units.
Consequences of Possible PFIC Classification
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (a) at least 75% of its gross income is “passive” income, or (b) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our units may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our units, which is not within our control, may impact the determination of whether we are a PFIC. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC.

No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “Qualified Electing Fund” (or a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our units, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election
A U.S. Holder who makes a timely QEF election (or an Electing Holder) must report the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in our units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

If a U.S. Holder has not made a timely QEF election with respect to the first year in the U.S. Holder’s holding period of our units during which we qualified as a PFIC, the U.S. Holder may be treated as having made a timely QEF election by filing a QEF election with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold the U.S. Holder’s units on the “qualification date.” The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our taxable years, but did not make such election with respect to the first year in the U.S. Holder’s holding period of our units during which we qualified as a PFIC and the U.S. Holder did not make the deemed sale election described above, the U.S. Holder also will be subject to the more adverse rules described below.

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We do not intend to provide such information in the current taxable year. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our units.

Taxation of U.S. Holders Making a “Mark-to-Market” Election
If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our units and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s units at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the units over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our units in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of our units in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

If a U.S. Holder makes a mark-to-market election for one of our taxable years and we were a PFIC for a prior taxable year during which such U.S. Holder held our units and for which (a) we were not a QEF with respect to such U.S. Holder and (b) such U.S. Holder did not make a timely mark-to-market election, such U.S. Holder would also be subject to the more adverse rules described below in the first taxable year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s units exceeds the U.S. Holder’s adjusted tax basis in the units at the end of the first taxable year for which the mark-to-market election is in effect.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder ) would be subject to special rules resulting in increased tax liability with respect to (a) any “excess distribution” (e.g. the portion of any distributions received by the Non- Electing Holder on our units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for our units), and (b) any gain realized on the sale, exchange or other disposition of our units. Under these special rules:

•the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for our units;
•the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current taxable year;
•the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and
•an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Additionally, for each year during which a U.S. Holder holds our units, we are a PFIC, and the total value of all PFIC units that such U.S. Holder directly or indirectly holds exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S.

federal income tax return to report its ownership of our units. In addition, if a Non-Electing Holder, who is an individual, dies while owning our units, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Holders are urged to consult their tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements, as well as the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

U.S. Return Disclosure Requirements for U.S. Individual Holders
U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our units under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. U.S. Individual Holders are encouraged to consult with their tax advisors regarding the possible application of this disclosure requirement to their investment in our units.

United States Federal Income Taxation of Non-U.S. Holders
A beneficial owner of our units (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.

Distributions
In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our units unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non-U.S. Holder is engaged in a trade or business within the United States and the distributions are deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder.
Sale, Exchange or Other Disposition of Units
In general, a non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our units unless (a) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business within the United States and the disposition of our units is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.
Information Reporting and Backup Withholding

In general, distributions taxable as dividends with respect to, or the proceeds from a sale, redemption or other taxable disposition of, our units held by a Non-Corporate U.S. Holder will be subject to information reporting requirements, unless such distribution taxable as a dividend is paid and received outside the United States by a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations), or such proceeds are effected through an office outside the U.S. of a broker that is considered a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations). These amounts also generally will be subject to backup withholding if the Non-Corporate U.S. Holder:
•fails to timely provide an accurate taxpayer identification number;
•is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or
•in certain circumstances, fails to comply with applicable certification requirements.

Information reporting and backup withholding generally will not apply to distributions taxable as dividends on our units to a Non-U.S. Holder if such dividend is paid and received outside the United States by a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations) or the Non-U.S. Holder properly certifies under penalties of perjury as to its non-U.S. status (generally on IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or W-8IMY, as applicable) and certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption.

Payment of proceeds to a Non-U.S. Holder from a sale, redemption or other taxable disposition of our units to or through the U.S. office of a broker, or through a broker that is considered a U.S. payor or U.S. middleman (within the meaning of U.S. Treasury Regulations), generally will be subject to information reporting and backup withholding, unless the Non-U.S. Holder properly certifies under penalties of perjury as to its non-U.S. status (generally on IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or W-8IMY, as applicable) and certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, a Non-Corporate U.S. Holder or Non-U.S. Holder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

Non-United States Tax Considerations
Marshall Islands Taxation
Because we and our controlled affiliates do not, and we do not expect that we and our controlled affiliates will, conduct business, operations, or transactions in the Republic of the Marshall Islands, neither we nor our controlled affiliates are subject to income, capital gains, profits or other taxation under current Marshall Islands law, other than taxes, fines, or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax, or (v) non-compliance with requests made by the Marshall Islands registrar of corporations relating to our books and records and the books and records of our subsidiaries. As a result, distributions by controlled affiliates to us are not subject to Marshall Islands taxation.

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

Canadian Federal Income Tax Considerations

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

Teekay LNG Partners L.P. is considered to be a partnership under Canadian federal income tax law and therefore not a taxable entity for Canadian income tax purposes. A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gains allocated by Teekay LNG Partners L.P. to the U.S. Resident Holder in respect of such U.S. Resident Holder in respect of such U.S. Resident Holder’s units, provided that (a) Teekay LNG Partners L.P. does not carry on business in Canada for the purposes of the Canada Tax Act and (b) such U.S. Resident Holder does not hold such units in connection with a business carried on by such U.S. Resident Holder through a permanent establishment in Canada for purposes of the Canada-U.S. Treaty.

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

We believe that the activities and affairs of Teekay LNG Partners L.P. are conducted in such a manner that Teekay LNG Partners L.P. is not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of our units. We intend that this is and continues to be the case, notwithstanding that Teekay Shipping Limited (a subsidiary of Teekay Corporation that is a non-resident of Canada) and Service Provider (an indirect subsidiary of Teekay LNG Partners L.P. that is a non-resident of Canada) provide certain services to Teekay LNG Partners L.P. and obtain some or all such services under subcontracts with Canadian service providers. If the arrangements we have entered into result in Teekay LNG Partners L.P. being considered to carry on business in Canada for purposes of the Canada Tax Act, U.S. Resident Holders would be considered to be carrying on business in Canada and may be required to file Canadian tax returns, subject to any relief provided under the Canada-U.S. Treaty, would be subject to taxation in Canada on any income that is considered to be attributable to the business carried on by Teekay LNG Partners L.P. in Canada. The Canada-U.S. Treaty contains a treaty benefit denial rule which may have the effect of denying relief thereunder from Canadian taxation to U.S. Resident Holders in respect of any income attributable to business carried on by us in Canada.

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

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of an investment in us. Accordingly, each unitholder is urged to consult, and depend upon, such unitholder’s tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns, that may be required of such unitholder.
Documents on Display

Documents concerning us that are referred to herein may be accessed on our website under “Investors - Teekay LNG Partners L.P. - Financials & Presentations” from the home page of our web site at www.teekay.com or may be inspected at our principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge.

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

The table below provides information about our financial instruments at December 31, 2018, that are sensitive to changes in interest rates, including our long-term debt, obligations related to capital leases and interest rate swaps, but excluding any amounts related to our equity-accounted investments. For long-term debt and obligations related to capital leases, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt and obligations related to capital leases as well as the potential exercise of early termination options for certain of our interest rate swaps.
Expected Maturity Date

	2019	2020	2021	2022	2023	There- after	Total	Fair Value Liability	Rate(1)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Fixed Rate ($U.S.)	9.3	9.3	9.3	9.3	9.3	62.8	109.3	106.8	4.4%
Variable-Rate ($U.S.) (2)	102.6	462.2	228.9	54.6	46.0	437.2	1,331.5	1,307.4	4.5%
Variable-Rate (Euro) (3) (4)	24.7	25.8	27.0	28.2	59.6	28.5	193.8	189.9	1.2%
Variable-Rate (NOK) (4) (5)	—	115.7	138.9	—	98.4	—	353.0	361.1	6.0%
Obligations Related to Capital Leases:
Variable-Rate ($U.S.) (6)	42.5	18.5	18.5	18.6	18.6	234.9	351.6	350.7	4.5%
Fixed-Rate ($U.S.) (6)	38.8	40.7	42.8	45.1	47.6	732.0	947.0	924.0	5.4%
Average Interest Rate (7)	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%
Interest Rate Swaps:
Contract Amount ($U.S.) (8)	174.9	197.6	190.8	25.9	26.6	188.9	804.7	(26,525)	3.3%
Average Fixed-Pay Rate (2)	2.8%	3.3%	3.5%	3.7%	3.6%	3.3%	3.3%
Contract Amount (Euro) (4) (9)	9.7	10.4	11.2	12.1	43.1	—	86.5	(11,092)	3.8%
Average Fixed-Pay Rate (3)	3.7%	3.7%	3.7%	3.7%	3.9%	—	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and obligations related to capital leases, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our obligations related to capital leases is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt, which as of December 31, 2018 ranged from 0.30% to 3.25%. Please read “Item 18 – Financial Statements: Note 10 – Long-Term Debt.”

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2018.

(5)
Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated bonds have been economically hedged with cross currency swaps, to swap all interest and principal payments into U.S. Dollars, with the respective interest payments fixed at a rate ranging from 5.92% to 7.89%, and the transfer of principal locked in at $382.5 million upon maturities. Please see "Foreign Currency Fluctuations" below and read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.”

(6)	The amount of obligations related to capital leases represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(7)	The average interest rate is the weighted-average interest rate implicit in the obligations related to our fixed-rate capital leases at the inception of the leases.

(8)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR.

(9)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR or 6-month EURIBOR.
Spot Market Rate Risk
Our seven multi-gas vessels and certain of our LNG and LPG carriers in our equity-accounted joint ventures are trading in the spot market. The cyclical nature of the spot market may cause significant increases or decreases in the revenues we earn from these vessels trading in the spot market.
Foreign Currency Fluctuations
Our functional currency is U.S. Dollars because nearly all of our revenues and most of our operating costs are in U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loans and restricted cash deposits and our NOK-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We have Euro-denominated interest expense and Euro-denominated interest income related to our Euro-denominated loans of 169.0 million Euros ($193.8 million) and Euro-denominated restricted cash deposits of 21.6 million Euros ($24.8 million), respectively, as at December 31, 2018. We also incur NOK-denominated interest expense on our NOK-denominated bonds; however, we entered into cross currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2020 through 2023, and to economically hedge the interest rate exposure. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of the NOK-denominated bonds due in 2018 through 2021. Please read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.” At December 31, 2018, the fair value of the cross currency swaps derivative liabilities was $29.1 million and the change from December 2017 to the reporting period has been reported in foreign currency exchange gain (loss) in the consolidated statements of income. As a result, fluctuations in the Euro and NOK relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income, realized and unrealized loss on non-designated derivative instruments and foreign currency exchange gain (loss).

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of the Service Provider. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer of the Service Provider concluded that our disclosure controls and procedures are effective as of December 31, 2018.

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

Our internal controls are designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal control over financial reporting includes those policies and procedures that: 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management has determined that the internal control over financial reporting was effective as of December 31, 2018.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and the effectiveness of our internal control over financial reporting as of December 31, 2018. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a – 15 (f) under the Exchange Act) that occurred during the year ended December 31, 2018.

Item 16A.	Audit Committee Financial Expert
The Board of Directors of our General Partner has determined that director and Chair of the Audit Committee Ms. Beverlee F. Park qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

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
Our principal accountant for 2018 and 2017 was KPMG LLP, Chartered Professional Accountants. The following table shows the fees we paid or accrued for audit and audit-related services provided by KPMG LLP for 2018 and 2017.

Fees (in thousands of U.S. Dollars)	2018	2017
Audit Fees(1)	859	930
Audit-Related Fees(2)	5	11
Total	864	941

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

No fees for tax services were provided to the Partnership by the auditor during the term of their appointments in 2018 and 2017.

The Audit Committee of our General Partner’s Board of Directors has the authority to pre-approve permissible audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee pre-approved all engagements and fees paid to our principal accountant in 2018 and in 2017.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Units by the Issuer and Affiliated Purchasers
During 2018, we announced that our Board of Directors had authorized a common unit repurchase program of up to $100 million of our common units. Common units may be repurchased in the open market or privately-negotiated transactions or otherwise at times and prices considered appropriate by us. The timing of any purchases and the exact number of common units to be purchased under the common unit repurchase program will be dependent on market conditions and other factors.

During 2018, we repurchased common units during the month of December, as indicated in the table below.

(in thousands of U.S. Dollars, except unit data)	Number of common units	Repurchase amount
December 2018	326,780	3,710

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance
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

Item 19.	Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay LNG Partners L.P. (1)
1.2	Fourth Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P. (2)
1.3	Certificate of Formation of Teekay GP L.L.C. (1)
1.4
Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C., dated March 2005, as amended by Amendment No. 1, dated February 25, 2008, and Amendment No.2, dated February 29, 2008. (3)

2.1	Agreement, dated May 18, 2015, for NOK 1,000,000,000, Senior Unsecured Bonds due May 2020, between Teekay LNG Partners L.P. and Nordic Trustee ASA. (4)
4.1	Amended Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan. (3)
4.2	Amended and Restated Omnibus Agreement with Teekay Corporation, Teekay Offshore, our General Partner and related parties. (5)
4.3	Administrative Services Agreement with Teekay Shipping Limited. (3)
4.4	Advisory, Technical and Administrative Services Agreement between Teekay Shipping Spain S.L. and Teekay Shipping Limited. (3)
4.5	LNG Strategic Consulting and Advisory Services Agreement between Teekay LNG Partners L.P. and Teekay Shipping Limited. (3)
4.6
Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended. (3)

4.7
Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG I, Ltd., BNP Paribas S.A., and other banks. (6)

4.8
Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG II, Ltd., BNP Paribas S.A., and other banks. (6)

4.9
Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG III, Ltd ., BNP Paribas S.A., and other banks. (6)

4.10
Deed of Amendment and Restatement dated November 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG IV, Ltd., BNP Paribas S.A., and other banks. (6)

4.11	Agreement dated January 1, 2012, for business development services between Teekay LNG Operating L.L.C. and Teekay Shipping Limited. (7)
4.12	Agreement dated June 27, 2013, for U.S. $195,000,000 senior secured notes between Meridian Spirit ApS and Wells Fargo Bank Northwest N.A. (8)
4.13	Agreement dated June 28, 2013, for U.S. $160,000,000 loan facility between Malt Singapore Pte. Ltd. and Commonwealth Bank of Australia. (8)

4.14	Agreement dated February 12, 2013; Teekay Luxembourg S.a.r.l. entered into a share purchase agreement with Exmar NV and Exmar Marine NV to purchase 50% of the shares in Exmar LPG BVBA. (9)
4.15
Agreement dated July 7, 2014; Teekay LNG Operating L.L.C. entered into a shareholder agreement with China LNG Shipping (Holdings) Limited to form TC LNG Shipping L.L.C. in connection with the Yamal LNG Project. (10)

4.16	Agreement dated December 17, 2014, for U.S. $450,000,000 loan facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ. (10)
4.17	Amending and Restating Agreement dated June 5, 2015, for a U.S. $460,000,000 secured loan facility between Exmar LPG BVBA and Nordea Bank Norge ASA and other banks. (4)
4.18	Agreement dated November 15, 2016, for a U.S. $730,000,000 Secured Loan Facility between Bahrain LNG W.L.L. and Standard Chartered Bank and other banks. (11)
4.19	Agreement dated December 21, 2016, for a U.S. $723,200,000 Secured Loan Facility between Teekay Nakilat (III) Corporation and Qatar National Bank SAQ. (11)
4.20
Agreement dated December 8, 2017, for a U.S. $1,632,000,000 Secured Loan Agreement between DSME Hull No. 2423 L.L.C., DSME Hull No. 2425 L.L.C., DSME Hull No. 2430 L.L.C., DSME Hull No. 2431 L.L.C., DSME Hull No. 2433 L.L.C. and DSME Hull No. 2434 L.L.C. (as borrowers) and China Development Bank.

8.1	List of Subsidiaries of Teekay LNG Partners L.P.
12.1	Rule 13a-15(e)/15d-15(e) Certification of Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd.
12.2	Rule 13a-15(e)/15d-15(e) Certification of Scott Gayton, Chief Financial Officer of Teekay Gas Group Ltd.
13.1	Certification of Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Scott Gayton, Chief Financial Officer of Teekay Gas Group Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of KPMG LLP, as independent registered public accounting firm, for Teekay LNG Partners L.P.
101.INS	XBRL Instance Document.
101.SCJ	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Label Linkbase.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.
____________________________

(1)
Previously filed as exhibits 3.1 and 3.5 to the Partnership’s Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on November 24, 2004, and hereby incorporated by reference to such Annual Report.

(2)	Previously filed as exhibit 4.1 to the Partnership’s Report on Form 6-K filed with the SEC on January 4, 2019, and hereby incorporated by reference to such Report.

(3)
Previously filed as exhibits 3.4, 10.3, 10.5, 10.6, 10.7 and 10.11 to the Partnership’s Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 11, 2005, and hereby incorporated by reference to such Registration Statement.

(4)	Previously filed as exhibit 2.3 and 4.34 to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 27, 2016 and hereby incorporated by reference to such report.

(5)	Previously filed as exhibit 4.17 to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 19, 2007 and hereby incorporated by reference to such report.

(6)
Previously filed as exhibits 4.19, 4.20, 4.21 and 4.22 to the Partnership’s Report on Form 20-F (File No. 1-32479), filed with the SEC on April 11, 2012 and hereby incorporated by reference to such report.

(7)	Previously filed as exhibit 4.26 to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 16, 2013 and hereby incorporated by reference to such report.

(8)	Previously filed as exhibits 4.1 and 4.2 to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on November 27, 2013 and hereby incorporated by reference to such report.

(9)	Previously filed as exhibit 4.31 to the Partnership's Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 29, 2014 and hereby incorporated by reference to such report.

(10)	Previously filed as exhibits 4.29 and 4.30 to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 23, 2015 and hereby incorporated by reference to such report.

(11)	Previously filed as exhibits 4.37 and 4.39 to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 26, 2017 and hereby incorporated by reference to such report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
	By:	Teekay GP L.L.C., its General Partner
Date: April 5, 2019	By:	/s/ Edith Robinson
Edith Robinson
Corporate Secretary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Unitholders of Teekay LNG Partners L.P.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Teekay LNG Partners L.P. and subsidiaries (the Partnership) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, cash flows, and changes in total equity for each of the years in the three‑year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 5, 2019 expressed an unqualified opinion on the effectiveness of the Partnership’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Partnership has changed its accounting policies for revenue recognition as of January 1, 2018 due to the adoption of ASU 2014-09 - Revenue from Contracts with Customers, and the classification of restricted cash and final settlements on cross currency swap agreements on the consolidated statements of cash flows for 2018 and comparative periods due to the adoption of ASU 2016-18 - Statement of Cash Flows: Restricted Cash and ASU 2016-15 - Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, respectively.
Basis for Opinion
These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
April 5, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Unitholders of Teekay LNG Partners L.P.

Opinion on Internal Control Over Financial Reporting
We have audited Teekay LNG Partners L.P. and subsidiaries’ (the Partnership) internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Partnership as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated April 5, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

Definition and Limitations of Internal Control Over Financial Reporting
An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
April 5, 2019

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (notes 1 and 2)
(in thousands of U.S. Dollars, except unit and per unit data)

	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $
Voyage revenues (notes 6 and 12a)	510,762	432,676	396,444
Voyage expenses	(28,237)	(8,202)	(1,656)
Vessel operating expenses (note 12a)	(117,658)	(101,539)	(87,890)
Time-charter hire expense (note 12a)	(7,670)	—	—
Depreciation and amortization	(124,378)	(105,545)	(95,542)
General and administrative expenses (notes 12a and 17)	(28,512)	(18,141)	(19,199)
Write-down of goodwill and write-down and loss on sales of vessels (notes 8 and 19)	(54,653)	(50,600)	(38,976)
Restructuring charges (note 18)	(1,845)	—	—
Income from vessel operations	147,809	148,649	153,181
Equity income (notes 7 and 14d)	53,546	9,789	62,307
Interest expense	(128,303)	(80,937)	(58,844)
Interest income	3,760	2,915	2,583
Realized and unrealized gain (loss) on non-designated derivative instruments (note 13)	3,278	(5,309)	(7,161)
Foreign currency exchange gain (loss) (notes 10 and 13)	1,371	(26,933)	5,335
Other (expense) income (note 14b)	(51,373)	1,561	1,537
Net income before income tax expense	30,088	49,735	158,938
Income tax expense (notes 11 and 14c)	(3,213)	(824)	(973)
Net income	26,875	48,911	157,965
Non-controlling interest in net income	(1,494)	14,946	17,514
Preferred unitholders' interest in net income	25,701	13,979	2,719
General Partner's interest in net income	53	400	2,755
Limited partners’ interest in net income	2,615	19,586	134,977
Limited partners’ interest in net income per common unit (note 16):
• Basic	0.03	0.25	1.70
• Diluted	0.03	0.25	1.69
Weighted-average number of common units outstanding (note 16):
• Basic	79,672,435	79,617,778	79,568,352
• Diluted	79,842,328	79,791,041	79,671,858
Cash distributions declared per common unit	0.56	0.56	0.56
Related party transactions (note 12)
Subsequent events (note 20)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (notes 1 and 2)
(in thousands of U.S. Dollars)

	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $
Net income	26,875	48,911	157,965
Other comprehensive (loss) income:
Other comprehensive (loss) income before reclassifications
Unrealized (loss) gain on qualifying cash flow hedging instruments, net of tax (note 13)	(893)	1,140	(486)
Amounts reclassified from accumulated other comprehensive income, net of tax
To equity income:
Realized (gain) loss on qualifying cash flow hedging instruments	(383)	2,465	3,289
To interest expense:
Realized loss on qualifying cash flow hedging instruments (note 13)	152	427	—
Other comprehensive (loss) income	(1,124)	4,032	2,803
Comprehensive income	25,751	52,943	160,768
Non-controlling interest in comprehensive (loss) income	(856)	15,074	17,691
Preferred unitholders' interest in comprehensive income	25,701	13,979	2,719
General and limited partners' interest in comprehensive income	906	23,890	140,358
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (notes 1 and 2)
(in thousands of U.S. Dollars)

	As at December 31, 2018 $	As at December 31, 2017 $

ASSETS
Current
Cash and cash equivalents	149,014	244,241
Restricted cash – current (note 15a)	38,329	22,326
Accounts receivable, including non-trade of $6,461 (2017 – $13,203) (note 7a iii)	20,795	24,054
Prepaid expenses	8,076	6,539
Vessels held for sale (note 19c and 19d)	—	33,671
Current portion of derivative assets (note 13)	835	1,078
Current portion of net investments in direct financing leases (note 6)	12,635	9,884
Current portion of advances to equity-accounted joint ventures (note 7)	79,108	—
Advances to affiliates (notes 12c and 13)	8,229	7,300
Other current assets (note 2)	2,306	—
Total current assets	319,327	349,093
Restricted cash – long-term (note 15a)	35,521	72,868
Vessels and equipment
At cost, less accumulated depreciation of $665,206 (2017 – $681,991)	1,657,338	1,416,381
Vessels related to capital leases, at cost, less accumulated depreciation of $66,878 (2017 – $25,883) (note 5a)	1,585,243	1,044,838
Advances on newbuilding contracts (notes 12b and 14a)	86,942	444,493
Total vessels and equipment	3,329,523	2,905,712
Investment in and advances to equity-accounted joint ventures (note 7)	1,037,025	1,094,596
Net investments in direct financing leases (note 6)	562,528	486,106
Other assets (notes 6 and 11)	11,432	8,043
Derivative assets (note 13)	2,362	6,172
Intangible assets – net (note 8)	52,222	61,078
Goodwill (note 8)	34,841	35,631
Total assets	5,384,781	5,019,299
LIABILITIES AND EQUITY
Current
Accounts payable	3,830	3,509
Accrued liabilities (notes 9 and 13)	74,753	45,757
Unearned revenue (notes 5c and 6)	30,108	25,873
Current portion of long-term debt (note 10)	135,901	552,404
Current obligations related to capital leases (note 5a)	81,219	106,946
In-process contracts (note 7a iii)	—	7,946
Current portion of derivative liabilities (note 13)	11,604	79,139
Advances from affiliates (note 12c)	14,731	12,140
Total current liabilities	352,146	833,714
Long-term debt (note 10)	1,833,875	1,245,588
Long-term obligations related to capital leases (note 5a)	1,217,337	904,603
Other long-term liabilities (notes 5c and 7a)	43,788	58,174
Derivative liabilities (note 13)	55,038	45,797
Total liabilities	3,502,184	3,087,876
Commitments and contingencies (notes 5, 7, 10, 13 and 14)

Equity
Limited Partners - common units (79.4 million units and 79.6 million units issued and outstanding at December 31, 2018 and 2017, respectively) (note 16)	1,496,107	1,539,248
Limited Partners - preferred units (11.8 million units issued and outstanding at December 31, 2018 and 2017) (note 16)	285,159	285,159
General Partner	49,271	50,152
Accumulated other comprehensive income	2,717	4,479
Partners' equity	1,833,254	1,879,038
Non-controlling interest	49,343	52,385
Total equity	1,882,597	1,931,423
Total liabilities and total equity	5,384,781	5,019,299
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 2)
(in thousands of U.S. Dollars)

	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	26,875	48,911	157,965
Non-cash and non-operating items:
Unrealized gain on non-designated derivative instruments (note 13)	(30,133)	(13,448)	(19,433)
Depreciation and amortization	124,378	105,545	95,542
Write-down of goodwill and write-down and loss on sales of vessels	54,653	50,600	38,976
Unrealized foreign currency exchange (gain) loss including the effect of the termination of cross currency swaps (note 13)	(7,525)	23,153	(15,345)
Equity income, net of dividends received of $14,421 (2017 – $42,692 and 2016 – $31,113)	(39,125)	32,903	(31,194)
Ineffective portion of qualifying hedge-accounted interest rate swaps included in interest expense	(740)	740	—
Other non-cash items	(1,035)	(5,616)	(9,602)
Change in non-cash operating assets and liabilities (note 15b)	19,218	(2,396)	(9,861)
Expenditures for dry docking	(15,368)	(21,642)	(12,686)
Net operating cash flow	131,198	218,750	194,362

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	1,135,304	362,527	573,514
Scheduled repayments of long-term debt and settlement of related swaps	(506,437)	(194,237)	(316,450)
Prepayments of long-term debt and settlement of related swaps	(465,122)	(236,474)	(481,133)
Financing issuance costs	(11,932)	(8,361)	(3,462)
Proceeds from financing related to sales and leaseback of vessels	370,050	656,935	355,306
Scheduled repayments of obligations related to capital leases	(59,722)	(42,000)	(21,594)
Proceeds from issuance of preferred units net of offering costs (note 16)	—	164,411	120,707
Repurchase of common units (note 16)	(3,786)	—	—
Cash distributions paid	(70,345)	(56,650)	(45,467)
Dividends paid to non-controlling interest	(2,925)	(1,595)	(3,402)
Other	—	(605)	—
Net financing cash flow	385,085	643,951	178,019

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(686,148)	(708,608)	(345,790)
Capital contributions and advances to equity-accounted joint ventures	(40,544)	(183,874)	(120,879)
Return of capital and repayment of advances from equity-accounted joint ventures	—	92,320	5,500
Proceeds from sale of equity-accounted joint venture	54,438	—	—
Receipts from direct financing leases	10,882	13,143	23,650
Proceeds from sales of vessels (note 19a)	28,518	20,580	94,311
Net investing cash flow	(632,854)	(766,439)	(343,208)
(Decrease) increase in cash, cash equivalents and restricted cash	(116,571)	96,262	29,173
Cash, cash equivalents and restricted cash, beginning of the year	339,435	243,173	214,000
Cash, cash equivalents and restricted cash, end of the year	222,864	339,435	243,173
Supplemental cash flow information (note 15)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY (notes 1 and 2)
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners
	Common Units	Common Units	Preferred Units	Preferred Units	General Partner	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2015	79,551	1,472,327	—	—	48,786	(2,051)	24,617	1,543,679
Net income	—	134,977	—	2,719	2,755	—	17,514	157,965
Other comprehensive income	—	—	—	—	—	2,626	177	2,803
Distributions declared	—	(44,557)	—	—	(910)	—	—	(45,467)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(3,402)	(3,402)
Equity based compensation, net of withholding tax of $0.2 million	21	1,105	—	—	22	—	—	1,127
Proceeds from equity offerings (note 16)	—	—	5,000	120,707	—	—	—	120,707
Balance as at December 31, 2016	79,572	1,563,852	5,000	123,426	50,653	575	38,906	1,777,412
Net income	—	19,586	—	13,979	400	—	14,946	48,911
Other comprehensive income	—	—	—	—	—	3,904	128	4,032
Distributions declared	—	(44,584)	—	(16,657)	(909)	—	—	(62,150)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(1,595)	(1,595)
Equity based compensation, net of withholding tax of $0.6 million	55	394	—	—	8	—	—	402
Proceeds from equity offerings (note 16)	—	—	6,800	164,411	—	—	—	164,411
Balance as at December 31, 2017	79,627	1,539,248	11,800	285,159	50,152	4,479	52,385	1,931,423
Net income (loss)	—	2,615	—	25,701	53	—	(1,494)	26,875
Other comprehensive (loss) income	—	—	—	—	—	(1,762)	638	(1,124)
Distributions declared	—	(44,617)	—	(25,701)	(911)	—	—	(71,229)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(2,925)	(2,925)
Change in accounting policy (note 2)	—	1,959	—	—	41	—	739	2,739
Equity based compensation, net of withholding tax of $0.7 million	61	612	—	—	12	—	—	624
Repurchase of common units (note 16)	(327)	(3,710)	—	—	(76)	—	—	(3,786)
Balance as at December 31, 2018	79,361	1,496,107	11,800	285,159	49,271	2,717	49,343	1,882,597
The accompanying notes are an integral part of the consolidated financial statements.

1.	Summary of Significant Accounting Policies
Basis of presentation
These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay LNG Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities (or VIEs) of which it is the primary beneficiary (collectively, the Partnership).

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. Significant intercompany balances and transactions have been eliminated upon consolidation.

In addition, certain comparative figures have been reclassified to conform to the presentation adopted in the current period relating to a change in the Partnership's reportable segments (see Note 4) and to reclassifications of certain related party transactions between vessel operating expenses and general and administrative expenses in the Partnership's consolidated statements of income that resulted in a decrease in vessel operating expenses and an offsetting increase in general and administrative expenses of $1.6 million and $0.7 million for the years ended December 31, 2017 and December 31, 2016, respectively.

Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Partnership is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in foreign currency exchange gain (loss) in the accompanying consolidated statements of income.

Revenues

Time charters

Revenues from time-charters accounted for as operating leases are recognized by the Partnership on a straight-line basis daily over the term of the charter. Upon commencement of a time charter accounted for as a direct financing lease, the carrying value of the vessel is derecognized and the net investment in the lease is recognized. The lease element of time-charter hire receipts is allocated to the lease receivable and voyage revenues over the term of the lease using the effective interest rate method. The non-lease element of time-charter hire receipts is recognized by the Partnership on a straight-line basis daily over the term of the charter. For time-charter contracts where the charterer is responsible for the operation of the vessel, the Partnership offsets any vessel operating expenses it incurs against reimbursements from the charterer. The Partnership does not recognize revenues during days that the vessel is off-hire or if collectability of receipts of charter payments from charterers is not reasonably assured. When the time charter contains a profit-sharing agreement, the Partnership recognizes the profit-sharing or contingent revenues when the contingency is resolved.

Voyage charters

Revenues from voyage charters are recognized on a proportionate performance method. The Partnership uses a discharge-to-discharge basis in determining proportionate performance for all spot voyages that contain a lease and a load-to-discharge basis in determining proportionate performance for all spot voyages that do not contain a lease. The Partnership does not begin recognizing revenue until a charter has been agreed to by the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheets reflect, in other current assets, the accrued portion of revenues for those voyages that commence prior to balance sheet date and complete after the balance sheet date.

Bareboat charters

Revenues from bareboat charters accounted for as operating leases are recognized by the Partnership on a straight-line basis daily over the term of the charter. Upon commencement of a bareboat charter accounted for as a direct financing lease, the carrying value of the vessel is derecognized and the net investment in the lease is recognized. Bareboat hire receipts are allocated to the lease receivable and voyage revenues over the term of the lease using the effective interest rate method. The Partnership does not recognize revenues if collectability of charter hire payments is not reasonably assured.

Operating expenses

Voyage expenses include all expenses unique to a particular voyage, including fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The Partnership, as shipowner, pays voyage expenses under voyage charters. The Partnership’s customers pay voyage expenses under time charters, except when the vessel is off-hire during the term of a time-charter, in which case the Partnership pays voyage expenses.

Vessel operating expenses include crewing, ship management services, repairs and maintenance, insurance, stores, lube oils and communication expenses.

Voyage expenses and vessel operating expenses are recognized when incurred except when the Partnership incurs pre-operational costs related to the repositioning of a vessel (i) that relates directly to a specific customer contract, (ii) that generates or enhances resources of the Partnership that will be used in satisfying performance obligations in the future; and (iii) where such costs are expected to be recovered via the customer contract. In this case, such costs are deferred and amortized over the duration of the customer contract.

The Partnership recognizes the expense from vessels accounted for as operating leases, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

Cash and cash equivalents

The Partnership classifies all highly liquid investments with an original maturity date of three months or less as cash and cash equivalents.

Restricted cash

The Partnership maintains restricted cash deposits relating to certain term loans, collateral for derivatives, project tenders, leasing arrangements, amounts received from charterers to be used only for dry-docking expenditures and emergency repairs and other obligations.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership determines the allowance based on historical write-off experience and customer economic data. The Partnership reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged against the allowance when the Partnership believes that the receivable will not be recovered. The consolidated balance sheets reflect amounts where the right to consideration is conditioned upon the passage of time as "accounts receivable," and reflect accrued revenue where the right to consideration is conditioned upon something other than the passage of time as "other current assets."

Other loan receivables

The Partnership’s advances to equity-accounted joint ventures and any other investments in loan receivables are recorded at cost. The Partnership analyzes its loans for collectability during each reporting period. A loan loss provision is recognized, based on current information and events, if it is probable that the Partnership will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Partnership considers in determining if a loan loss provision is required include, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor (when available), any information provided by the debtor regarding its ability to repay the loan, and the fair value of the underlying collateral. When a loan loss provision is recognized, the Partnership measures the amount of the loss provision based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting loss in the consolidated statements of income. The carrying value of the loan is adjusted each subsequent period to reflect any changes in the present value of the expected future cash flows, which may result in increases or decreases to the loan loss provision.

The following table contains a summary of the carrying value of the Partnership’s financing receivables by type of borrower, the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis and the grade as at December 31, 2018.

Class of Financing Receivable	Credit Quality Indicator	Grade	December 31, 2018 $	December 31, 2017 $
Direct financing leases	Payment activity	Performing	575,163	495,990
Other receivables:
Long-term receivable and accrued revenue included in accounts receivable and other assets	Payment activity	Performing	5,694	5,476
Advances to equity-accounted joint ventures (note 7)	Other internal metrics	Performing	131,386	131,685
			712,243	633,151

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Partnership to the standards required to properly service the Partnership’s customers are capitalized.

Interest costs capitalized to vessels and equipment for the years ended December 31, 2018, 2017 and 2016 aggregated $14.8 million, $13.9 million and $9.9 million, respectively.

Vessel capital modifications include the addition of new equipment or certain modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is capitalized and depreciated over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for conventional tankers, 30 years for liquefied petroleum gas (or LPG) carriers and 35 years for liquefied natural gas (or LNG) carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years, 30 years, or 35 years, respectively. Depreciation of vessels and equipment, excluding amortization of dry-docking expenditures, for the years ended December 31, 2018, 2017 and 2016 aggregated $115.5 million, $96.7 million and $86.6 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.

Generally, the Partnership dry docks each of its vessels every two and a half to five years. The Partnership capitalizes certain costs incurred during dry docking and amortizes those costs on a straight-line basis from the completion of a dry docking to the estimated completion of the next dry docking. The Partnership includes in capitalized dry docking those costs incurred as part of the dry docking to meet classification and regulatory requirements. The Partnership expenses costs related to routine repairs and maintenance performed during dry docking.

The following table summarizes the change in the Partnership’s capitalized dry docking costs, from January 1, 2016 to December 31, 2018:

	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $
Balance at January 1,	39,144	33,538	33,916
Cost incurred for dry docking	15,259	22,283	13,944
Write-downs and sales of vessels	(2,448)	(2,782)	(2,886)
Dry-dock amortization	(11,590)	(13,895)	(11,436)
Balance at December 31,	40,365	39,144	33,538

Vessels and equipment that are intended to be held and used in the Partnership's business are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. The estimated fair value for the Partnership’s impaired vessels is determined using discounted cash flows or appraised values. In cases where an active second-hand sale and purchase market does not exist, the Partnership uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second-hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Partnership would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Partnership and is based on second-hand sale and purchase data.

Vessels and equipment that are "held for sale" are measured at the lower of their carrying amount or fair value less costs to sell and are not depreciated while classified as held for sale. Interest and other expenses and related liabilities attributable to vessels and equipment classified as held for sale continue to be recognized as incurred.

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

Equity-accounted investments

The Partnership’s investments in certain joint ventures, in which the Partnership has the ability to exercise significant influence over the operating and financial policies of the entity, are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Partnership’s proportionate share of earnings or losses and distributions. The Partnership evaluates its equity-accounted investments for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If an equity-accounted investment is impaired and if the estimated fair value is less than its carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Partnership’s consolidated statements of income. The Partnership’s maximum exposure to loss is the amount it has invested in its equity-accounted for investments.

Debt issuance costs

Debt issuance costs related to a recognized debt liability, including fees, commissions and legal expenses, are deferred and presented as a direct reduction from the carrying amount of that debt liability and amortized on an effective interest rate method over the term of the relevant loan. Debt issuance costs that are not attributable to a specific debt liability or where the debt issuance costs exceed the carrying value of the related debt liability (primarily undrawn revolving credit facilities) are deferred and presented as other non-current assets in the Partnership's consolidated balance sheets. Amortization of debt issuance costs is included in interest expense in the Partnership’s consolidated statements of income.

Fees paid to substantially amend a non-revolving credit facility are associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized. In addition, any unamortized debt issuance costs are written off. If the amendment is considered not to be a substantial amendment, then the fees would be associated with the replacement or modified debt instrument and, along with any existing unamortized premium, discount and unamortized debt issuance costs, would be amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the effective interest method. Other related costs incurred with third parties directly related to the modification, other than the loan amendment fee, are expensed as incurred.

Fees paid to amend a revolving credit facility are deferred and amortized over the term of the modified revolving credit facility. If the borrowing capacity of the revolving credit facility increases as a result of the amendment, unamortized debt issuance costs of the original revolving credit facility are amortized over the remaining term of the modified revolving credit facility. If the borrowing capacity of the revolving credit facility decreases as a result of the amendment, a proportionate amount, based on the reduction in borrowing capacity, of the unamortized debt issuance costs of the original revolving credit facility are written off and the remaining amount is amortized over the remaining term of the modified revolving credit facility.

Goodwill and intangible assets

Goodwill is not amortized but is reviewed for impairment at the reporting unit level on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. A reporting unit is a component of the Partnership that constitutes a business for which discrete financial information is available and regularly reviewed by management. When goodwill is reviewed for impairment, the Partnership may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Partnership may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Partnership uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. The Partnership adopted ASU 2017-04, Simplifying the Test for Goodwill Impairment, effective October 1, 2018. Consequently, goodwill impairment is measured as the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying value of goodwill.

Customer-related intangible assets are amortized over the expected life of a customer contract. The amount amortized each year is weighted based on the projected revenue to be earned under the contracts. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value each period end, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and whether the contract qualifies for hedge accounting.

When a derivative is designated as a cash flow hedge, the Partnership formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Partnership does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or no longer probable of occurring.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item (e.g. interest expense) in the Partnership’s consolidated statements of income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the corresponding earnings line item in the Partnership’s consolidated statements of income. If a cash flow hedge is terminated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the Partnership’s consolidated statements of income. If the hedged items are no longer probable of occurring, amounts recognized in total equity are immediately transferred to the earnings item in the Partnership’s consolidated statements of income.

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated interest rate swaps, non-designated interest rate swaptions, and the Partnership’s agreement with Teekay Corporation for the Suezmax tanker the Toledo Spirit (see Note 12d) are recorded in realized and unrealized loss on non-designated derivative instruments in the Partnership’s consolidated statements of income. Gains and losses from the Partnership’s cross currency swaps are recorded in foreign currency exchange gain (loss) in the Partnership’s consolidated statements of income.

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

Income taxes

The Partnership accounts for income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the consolidated financial statement basis and the tax basis of the Partnership’s assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. Three of the five Partnership’s Spanish-flagged vessels are subject to the Spanish Tonnage Tax Regime (or TTR). Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the Partnership’s disposal, excluding time required for repairs. The income the Partnership receives with respect to the remaining two Spanish-flagged vessels is taxed in Spain at a rate of 25%. However, these two vessels are registered in the Canary Islands Special Ship Registry. Consequently, the Partnership is allowed a credit, equal to 90% of the tax payable on income from the commercial operation of these vessels, against the tax otherwise payable. This effectively results in an income tax rate of approximately 2.5% on income from the operation of these two Spanish-flagged vessels.

The Partnership recognizes the tax benefits of uncertain tax positions only if it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the Partnership’s consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense in the Partnership’s consolidated statements of income.

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
In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 became effective for the Partnership as of January 1, 2018, and may be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Partnership adopted ASU 2014-09 as a cumulative-effect adjustment as of such date. The Partnership has elected to apply ASC 2014-09 only to those contracts that were not completed as of January 1, 2018. The Partnership has identified the following differences on adoption of ASU 2014-09:

•
In certain cases, the Partnership incurs pre-operational costs relating directly to a specific customer contract, that generate or enhance resources of the Partnership that will be used in satisfying performance obligations in the future, whereby such costs are expected to be recovered via the customer contract. Such costs are deferred and amortized over the duration of the customer contract. The Partnership previously expensed such costs as incurred unless the costs were directly reimbursable by the contract. This change increased net income by $1.1 million for the year ended December 31, 2018, and increased other assets by $3.5 million, investments in equity-accounted joint ventures by $0.3 million, and total equity by $3.8 million as at December 31, 2018. The cumulative increase to opening equity as at January 1, 2018 was $2.7 million.

•
The Partnership previously presented all accrued revenue as a component of accounts receivable. The Partnership has determined that if the right to such consideration is conditional upon something other than the passage of time, such accrued revenue should be presented apart from accounts receivable. This had the impact of increasing other current assets and decreasing accounts receivable by $2.3 million at December 31, 2018. There was no cumulative impact to opening equity as at January 1, 2018.
In February 2016, FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 is effective January 1, 2019, with early adoption permitted. FASB issued an additional accounting standards update in July 2018 that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect. The Partnership will adopt ASU 2016-02 on January 1, 2019. To determine the cumulative effect adjustment, the Partnership will not reassess lease classification, initial direct costs for any existing leases and whether any expired or existing contracts are or contain leases. The Partnership identified the following differences:

•
The adoption of ASU 2016-02 will result in a change in the accounting method for the lease portion of the daily charter hire accounted for as operating leases with firm periods of greater than one year for certain of the chartered-in vessels of the Partnership and the Partnership's equity-accounted joint ventures. Under ASU 2016-02, one of the Partnership's in-charter contracts currently accounted for as an operating lease will be treated as a right-of-use asset and a lease liability, which will result in an increase of the Partnership's assets and liabilities. The right-of-use asset and lease liability to be recognized on January 1, 2019 is $22.7 million. In addition, certain equity-accounted joint ventures will recognize a right-of-use asset and a lease liability on the balance sheet for these charters based on the present value of future minimum lease payments, whereas currently no right-of-use asset or lease liability is recognized. This will have the result of increasing the equity-accounted joint venture’s assets and liabilities. The pattern of expense recognition of chartered-in vessels is expected to remain substantially unchanged, unless the right-of-use asset becomes impaired.

•
The adoption of ASU 2016-02 will result in the Partnership's lease classification assessment being determined when a lease commences instead of when the lease is entered into. The Partnership has entered into charters in prior periods for certain of its vessels currently under construction and which are expected to deliver in 2019. Historically, for charters that were negotiated concurrently with the construction of the related vessels, the fair value of the constructed asset was presumed to be its newbuilding cost and no gain or loss was recognized on commencement of the charter if such charters were classified as direct finance leases. Subsequent to the adoption of ASU 2016-02, the fair value of the vessel will be determined based on information available at the lease commencement date and any difference in the fair value of the ship upon commencement of the charter and its carrying value is recognized as a gain or loss upon commencement of the charter.

•
The adoption of ASU 2016-02 will result in the recognition of revenue from the reimbursement of scheduled dry-dock expenditures, where such charter contract is accounted for as an operating lease, occurring upon completion of the scheduled dry-dock, instead of ratably over the period between the previous scheduled dry-dock and the next scheduled dry-dock. The cumulative decrease to opening equity as at January 1, 2019 was $3.0 million.

•	In addition, direct financing lease payments received will be presented as an operating cash inflow instead of an investing cash inflow in the consolidated statements of cash flows.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts
and Cash Payments (or ASU 2016-15), which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity-method investees in the statements of cash flows and application of the predominance principle on the cash flow statement classification of cash receipts and payments that have aspects of more than one class of cash flows. ASU 2016-15 became effective for the Partnership as of January 1, 2018, with a retrospective approach required on adoption. The Partnership has elected to classify distributions received from equity method investees in the consolidated statements of cash flows based on the nature of the distribution. In addition, the adoption of ASU 2016-15 resulted in $25.7 million and $17.7 million of cross currency swap payments that were related to the principal repayment of long-term debt for the years ended December 31, 2017 and December 31, 2016, respectively, being reclassified from unrealized foreign currency exchange (gain) loss including the effect of the termination of cross currency swaps in net operating cash flow, to scheduled repayments of long-term debt and settlement of related swaps in net financing cash flow for the year ended December 31, 2017 and to prepayments of long-term debt and settlement of related swaps for the year ended December 31, 2016 as the amounts related to the termination of final settlement of the cross currency swaps.

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash (or ASU 2016-18).
ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities are also required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 became effective for the Partnership as of January 1, 2018. Adoption of ASU 2016-18 resulted in the Partnership including in the consolidated statement of cash flows changes in cash, cash equivalents and restricted cash.

In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting
for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 became effective for the Partnership as of January 1, 2019. The Partnership is currently evaluating the effect of adopting this new guidance.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses
on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Partnership January 1, 2020, with a modified-retrospective approach required on adoption. The Partnership is currently evaluating the effect of adopting this new guidance.

In October 2017, the FASB issued Accounting Standards Update 2017-04, Simplifying the Test for Goodwill Impairment (or ASU 2017-04). Pursuant to this update, goodwill impairment is now measured as the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying value of goodwill. This update eliminates previous guidance that required an entity to determine goodwill impairment by calculating the implied fair value of goodwill by hypothetically assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. ASU 2017-04 requires a prospective adoption approach and is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. ASU 2017-04 was adopted by the Partnership on October 1, 2018, and such adoption did not have a material impact on the Partnership's consolidated financial statements and related disclosures.

In August 2018, the FASB issued Accounting Standards Update 2018-15, Intangibles-Goodwill and Other-Internal Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract, (or ASU 2018-15). ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Partnership elected to adopt ASU 2018-15 on October 1, 2018, and such adoption did not have a material impact on the Partnership’s consolidated financial statements and related disclosures.

3.	Financial Instruments
Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the Partnership’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Interest rate swap/swaption and cross currency swap agreements – The fair value of these derivative instruments of the Partnership is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. The Partnership transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. The Partnership's interest rate swap agreements do not require the Partnership to provide cash collateral to these institutions; however, cash collateral may be required by certain institutions on some of the Partnership's cross currency swap agreements and as at December 31, 2018, the Partnership had pledged $6.8 million cash as collateral (December 31, 2017 – $22.3 million), which has been recorded as restricted cash – current and long-term on the Partnership's consolidated balance sheets. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term.

Other derivative – The Partnership’s other derivative agreement is between Teekay Corporation and the Partnership and relates to hire payments under the time-charter contract for the Suezmax tanker Toledo Spirit (see Note 12d). The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of the Partnership’s projection of future spot market tanker rates, which have been derived from current spot market tanker rates and long-term historical average rates. As projections of future spot rates are specific to the Partnership, these are considered Level 3 inputs for the purposes of estimating the fair value.

Long-term receivable included in accounts receivable and other assets – The fair value of the Partnership’s long-term loan receivable is estimated using discounted cash flow analysis based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the counterparty.

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

		December 31, 2018		December 31, 2017
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	222,864	222,864	339,435	339,435
Derivative instruments (note 13)
Interest rate swap agreements – assets	Level 2	3,341	3,341	878	878
Interest rate swap agreements – liabilities	Level 2	(40,958)	(40,958)	(73,984)	(73,984)
Cross currency swap agreements – assets	Level 2	—	—	3,758	3,758
Cross currency swap agreements – liabilities	Level 2	(29,122)	(29,122)	(54,217)	(54,217)
Other derivative	Level 3	1,061	1,061	1,648	1,648
Non-recurring:
Vessels held for sale (notes 19c and 19d)	Level 2	—	—	16,671	16,671
Other:
Advances to equity-accounted joint ventures, current and long-term (note 7)	(i)	131,386	(i)	131,685	(i)
Long-term receivable included in accounts receivable and other assets (ii)	Level 3	175	174	3,476	3,459
Long-term debt – public (note 10)	Level 1	(350,813)	(361,095)	(376,581)	(384,820)
Long-term debt – non-public (note 10)	Level 2	(1,618,963)	(1,604,106)	(1,421,411)	(1,391,524)
Obligations related to capital leases (note 5)	Level 2	(1,298,556)	(1,274,693)	(1,011,549)	(1,001,588)

(i)
The advances to equity-accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

(ii)
As at December 31, 2018, the estimated fair value of the non-interest bearing receivable is based on the remaining future fixed payments of $0.2 million, to be received from Royal Dutch Shell Plc (or Shell) (formerly BG International Limited) as part of the ship construction support agreement, and using an estimated discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest bearing receivable from Shell, the discount rate is based on unsecured debt instruments of similar maturity held, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

Changes in fair value during the years ended December 31, 2018 and 2017 for the Partnership’s other derivative asset, the Toledo Spirit time-charter derivative, which is described below and is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), are as follows:

	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Fair value at beginning of year	1,648	2,134
Realized and unrealized gains included in earnings	550	788
Settlements	(1,137)	(1,274)
Fair value at end of year	1,061	1,648

The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ended in January 2019 upon the charterer, which was also the owner, selling the vessel (see Note 20a). In order to reduce the variability of its revenue under the Toledo Spirit time-charter, the Partnership entered into an agreement with Teekay Corporation under which Teekay Corporation paid the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership paid Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The estimated fair value of this other derivative was based in part upon the Partnership’s projection of future spot market tanker rates, which was derived from current spot market tanker rates and long-term historical average rates as well as an estimated discount rate. The estimated fair value of this other derivative as of December 31, 2018 was based upon an average daily tanker rate of $24,000 (December 31, 2017 – $17,500) over the remaining duration of the charter contract, which ended January 2019, and a discount rate of 9.5% (December 31, 2017 – 8.7%). In developing and evaluating this estimate, the Partnership considered the current tanker market fundamentals as well as the short and long-term outlook at that time. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.

4.	Segment Reporting

Prior to 2018, the Partnership reported its financial results on the basis of two business segments: a liquefied gas segment and a conventional tanker segment. During 2018, the Partnership’s Teekay Multi-Gas Pool commenced operations. As part of this initiative, the Partnership completed an internal reorganization and revised its reportable segments, as such changes resulted in management viewing the gas fleet and its components differently. As a result, the Partnership’s LPG and multi-gas carriers are reported in a separate segment apart from its LNG carriers. All segment information for comparative periods has been retroactively adjusted to conform with the change in segment presentation adopted in 2018.

The Partnership has three reportable segments, its LNG segment, LPG segment and its conventional tanker segment. The Partnership’s LNG segment consists of LNG carriers which generally operate under long-term, fixed-rate charters to international energy companies. The Partnership's LPG segment consists of LPG and multi-gas carriers which generally operate under voyage charters or time-charters. As at December 31, 2018, the Partnership’s LNG segment consisted of 49 LNG carriers and LNG carrier newbuildings (including 25 LNG carriers and LNG carrier newbuildings included in joint ventures that are accounted for under the equity method). As at December 31, 2018, the Partnership's LPG segment consisted of 29 LPG/multi-gas carriers and LPG carrier newbuildings (including 22 LPG carriers included in a joint venture that is accounted for under the equity method). As at December 31, 2018, the Partnership’s conventional tanker segment consisted of one Suezmax-class crude oil tankers and one Handymax product tanker. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following table presents voyage revenues and percentage of consolidated voyage revenues for the Partnership’s customers who accounted for 10% or more of the Partnership's consolidated voyage revenues during any of the periods presented.

(U.S. Dollars in millions)	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Royal Dutch Shell Plc. (i) (ii)	$115.4 or 23%	$53.8 or 12%	$48.2 or 12%
Ras Laffan Liquefied Natural Gas Company Ltd. (i)	$70.6 or 14%	$70.3 or 16%	$70.3 or 18%
Cheniere Marketing International (i)	$60.1 or 12%	$60.2 or 14%	Less than 10%
The Tangguh Production Sharing Contractors (i)	Less than 10%	$49.7 or 11%	$44.4 or 11%

(i)	LNG segment.

(ii)	Includes its subsidiaries Shell Spain LNG S.A.U. and Shell Tankers (Singapore) Private Ltd.

The following tables include results for these segments for the years presented in these consolidated financial statements.

	Year Ended December 31, 2018
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	454,517	23,922	32,323	510,762
Voyage expenses	(2,750)	(15,907)	(9,580)	(28,237)
Vessel operating expenses	(82,952)	(20,932)	(13,774)	(117,658)
Time-charter hire expense	(7,670)	—	—	(7,670)
Depreciation and amortization	(111,360)	(7,748)	(5,270)	(124,378)
General and administrative expenses(i)	(23,270)	(2,932)	(2,310)	(28,512)
Write-down of goodwill and vessels	—	(33,790)	(20,863)	(54,653)
Restructuring charges	—	—	(1,845)	(1,845)
Income (loss) from vessel operations	226,515	(57,387)	(21,319)	147,809

Equity income (loss)	60,228	(6,682)	—	53,546
Investment in and advances to equity-accounted joint ventures	962,236	153,897	—	1,116,133
Total assets at December 31, 2018	4,861,977	326,111	39,450	5,227,538
Expenditures for vessels and equipment	(684,951)	(1,230)	(124)	(686,305)
Expenditures for dry docking	(7,505)	(5,059)	(15)	(12,579)

	Year Ended December 31, 2017
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	365,914	19,769	46,993	432,676
Voyage expenses	(1,802)	(1,218)	(5,182)	(8,202)
Vessel operating expenses	(80,245)	(3,083)	(18,211)	(101,539)
Depreciation and amortization	(86,592)	(8,433)	(10,520)	(105,545)
General and administrative expenses(i)	(13,223)	(2,411)	(2,507)	(18,141)
Write-down of vessels	—	—	(50,600)	(50,600)
Income (loss) from vessel operations	184,052	4,624	(40,027)	148,649

Equity income (loss)	17,652	(7,863)	—	9,789
Investment in and advances to equity-accounted joint ventures	933,970	160,626	—	1,094,596
Total assets at December 31, 2017	4,284,767	364,164	118,827	4,767,758
Expenditures for vessels and equipment	(701,116)	(13,412)	—	(714,529)
Expenditures for dry docking	(20,047)	(107)	(2,130)	(22,283)

	Year Ended December 31, 2016
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	314,591	21,939	59,914	396,444
Voyage expenses	(449)	—	(1,207)	(1,656)
Vessel operating expenses	(65,371)	(16)	(22,503)	(87,890)
Depreciation and amortization	(72,190)	(7,894)	(15,458)	(95,542)
General and administrative expenses(i)	(13,955)	(2,055)	(3,189)	(19,199)
Write-down and loss on sales of vessels	—	—	(38,976)	(38,976)
Income (loss) from vessel operations	162,626	11,974	(21,419)	153,181

Equity income	48,633	13,674	—	62,307
Expenditures for vessels and equipment	(344,924)	—	(63)	(344,987)
Expenditures for dry docking	(13,944)	—	—	(13,944)

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources (Note 12a)).

A reconciliation of total segment assets presented in the consolidated balance sheets is as follows:

	December 31, 2018 $	December 31, 2017 $
Total assets of the liquefied natural gas segment	4,861,977	4,284,767
Total assets of the liquefied petroleum gas segment	326,111	364,164
Total assets of the conventional tanker segment	39,450	118,827
Unallocated:
Cash and cash equivalents	149,014	244,241
Advances to affiliates	8,229	7,300
Consolidated total assets	5,384,781	5,019,299

5.	Chartered-in Vessels

a) Capital Leases

	December 31, 2018 $	December 31, 2017 $
LNG Carriers	1,274,569	961,711
Suezmax Tanker	23,987	49,838
Total obligations related to capital leases	1,298,556	1,011,549
Less current portion	(81,219)	(106,946)
Long-term obligations related to capital leases	1,217,337	904,603

LNG Carriers. As at December 31, 2018, the Partnership was a party to capital leases on eight LNG carriers, the Creole Spirit, the Oak Spirit, the Torben Spirit, the Macoma, the Murex, the Magdala, the Myrina and the Megara. Upon delivery of these eight LNG carriers between February 2016 and July 2018, the Partnership sold these vessels to third parties (or Lessors) and leased them back under 10-year bareboat charter contracts ending in 2026 through to 2028. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.1%. The bareboat charter contracts are accounted for as obligations related to capital leases and have purchase obligations at the end of the lease terms.

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

The obligations of the Partnership under the bareboat charter contracts are guaranteed by the Partnership. In addition, the guarantee agreements require the Partnership to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at December 31, 2018, the Partnership was in compliance with all covenants in respect of the obligations related to its capital leases.

As at December 31, 2018, the remaining commitments related to the eight capital leases for the Partnership's LNG carriers, including the related purchase obligations, approximated $1.7 billion, including imputed interest of $435.3 million, repayable from 2019 through 2028, as indicated below:

Year	Commitment
2019	$119,517
2020	$118,685
2021	$117,772
2022	$116,978
2023	$116,338
Thereafter	$1,120,670

Suezmax Tanker. As at December 31, 2018, the Partnership was a party, as lessee, to a capital lease on one Suezmax tanker, the Toledo Spirit. Under this capital lease, the owner had the option to require the Partnership to purchase the vessel. The charterer, who is also the owner, also had the option to cancel the charter contract and the cancellation option was first exercisable in August 2018. In January 2019, the charterer of the Toledo Spirit sold the vessel and the capital lease was terminated.

As at December 31, 2018, the remaining commitments related to the one capital lease for the Suezmax tanker, including the related purchase obligations, approximated $24.2 million including imputed interest of $0.2 million, repayable in 2019. Upon sale of the vessel in January 2019, the Partnership returned the vessel to the owner and the full amount of the associated obligation related to the capital lease was concurrently extinguished.

The Partnership’s capital lease relating to its Suezmax tanker does not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.

b) Operating Leases
The minimum estimated charter hire payments for the following two fiscal years, as at December 31, 2018, for the Partnership's chartered-in vessel accounted for as an operating lease were as follows:

	2019	2020
Vessel Charters	$	$
Charters-in – operating leases (i)	23,725	16,055
(i) As at December 31, 2018, the Partnership was chartering in a vessel at a fixed-rate from its 52%-owned joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) for a period of two years until September 2020. The Partnership recognizes the expense from this charter on a straight-line basis over the firm period of the charter and is presented as time-charter hire expense in the Partnership's consolidated statements of income.

c) Teekay Tangguh Joint Venture Operating Leases
As at December 31, 2018, the Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), of which the Partnership has a 69% ownership interest and consolidates, was a party to operating leases (or Head Leases) whereby it leases its two LNG carriers (or the Tangguh LNG Carriers) to a third-party company. The Teekay Tangguh Joint Venture then leases back the LNG carriers from the same third-party company (or the Subleases). Under the terms of these leases, the third-party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lease payments are increased or decreased under the Sublease to maintain the agreed after-tax margin. The Teekay Tangguh Joint Venture’s carrying amounts of this estimated tax indemnification guarantee as at December 31, 2018 and 2017 were $6.6 million and $7.1 million, respectively, and are included as part of other long-term liabilities in the consolidated balance sheets of the Partnership. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred and ends in 2033. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Joint Venture will be required to make termination payments to the third-party company sufficient to repay the third-party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20-year terms and are classified as operating leases. The Head Leases and the Subleases for the two Tangguh LNG Carriers commenced in November 2008 and March 2009.

As at December 31, 2018, the total estimated future minimum rental payments to be received and paid by the Teekay Tangguh Joint Venture related to the lease contracts are as follows:

Year	Head Lease Receipts (i)	Sublease Payments (i) (ii)
2019	$21,242	$23,875
2020	$21,242	$23,875
2021	$21,242	$23,875
2022	$21,242	$23,875
2023	$21,242	$23,875
Thereafter	$111,611	$125,485
Total	$217,821	$244,860

(i)
The Head Leases are fixed-rate operating leases while the Subleases have a variable-rate component. As at December 31, 2018, the Partnership had received $292.6 million of aggregate Head Lease receipts and had paid $236.3 million of aggregate Sublease payments. The portion of the Head Lease receipts that has not been recognized into earnings is deferred and amortized on a straight-line basis over the lease terms and, as at December 31, 2018, $3.7 million (December 31, 2017 – $3.7 million) and $29.3 million (December 31, 2017 – $33.0 million) of Head Lease receipts had been deferred and included in unearned revenue and other long-term liabilities, respectively, in the Partnership’s consolidated balance sheets.

(ii)	The amount of payments related to the Subleases are updated annually to reflect any changes in the lease payments due to changes in tax law.

6.	Revenue

The Partnership’s primary source of revenue is chartering its vessels to customers. The Partnership utilizes three primary forms of contracts, consisting of time-charter contracts, voyage charter contracts and bareboat charter contracts. The Partnership also generates revenue from construction supervision and crew-training for the vessels under construction in its joint venture with China LNG Shipping (Holdings) Limited (or China LNG), CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd (or the Pan Union Joint Venture), in which the Partnership's ownership interests range from 20% to 30%, and from the start-up of an LNG receiving and regasification terminal under construction related to its 30%-owned joint venture with National Oil and Gas Authority 30%), Gulf Investment Corporation (24%), and Samsung C&T (16%) (or the Bahrain LNG Joint Venture). Such services may include the procurement of third party goods and services for the asset’s owner.

Time Charters

Pursuant to a time-charter contract, the Partnership charters a vessel to a customer for a fixed period of time, generally one year or more. The performance obligations of a time-charter contract, which include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. In addition, any expenses unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the customer, as long as the vessel is not off-hire. Hire is based on a fixed daily hire amount and is typically invoiced monthly in advance for time-charter contracts. However, certain sources of variability exist, including penalties, such as those that relate to periods the vessels are off-hire and where minimum speed and performance metrics are not met. In addition, certain time-charter contracts contain provisions allowing the Partnership to be compensated for increases in the Partnership's costs during the term of the charter. Such provisions may be in the form of annual hire rate adjustments for changes in inflation indices or interest rates or in the form of cost reimbursements for vessel operating expenditures or dry-docking expenditures. Finally, in a small number of charters, the Partnership may earn a profit share consideration, which occurs when actual spot tanker rates earned by the vessel exceed certain thresholds for a period of time. Variable consideration of the Partnership’s contracts is typically recognized in the period in which the changes in facts and circumstances on which the variable lease payments are based occur as either such revenue is allocated and accounted for under lease accounting requirements or alternatively such consideration is allocated to distinct periods within a contract that such variable consideration was incurred in. The Partnership does not engage in any specific tactics to minimize residual value risk.

As at December 31, 2018, a substantial majority of the Partnership’s consolidated vessels operated under time-charter contracts with the Partnership’s customers. Such contracts are scheduled to expire between 2019 and 2038. The time-charter contracts for many of the Partnership's LNG carriers have options whereby the charterer can extend the contract for periods up to a total extension between three and 15 years. In addition, each of the Partnership's time-charter contracts are subject to certain termination and purchase provisions. As at December 31, 2018, the Partnership had $26.4 million of advanced payments recognized as contract liabilities included in unearned revenue (December 31, 2017 – $22.2 million) which are expected to be recognized as voyage revenues in 2019 and are included in unearned revenue on the Partnership's consolidated balance sheets. During the year ended December 31, 2018, the Partnership recognized $22.2 million of revenue that was included in the contract liability balance on transition.

Voyage Charters

Voyage charters are charters for a specific voyage that are usually priced on a current or “spot” market rate. The performance obligations of a voyage charter contract, which typically include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the vessel owner. The Partnership’s voyage charters will normally contain a lease; however, judgment is necessary to determine this based upon the decision-making rights of the charterer under the contract. Consideration for such contracts is generally fixed, although certain sources of variability exist - for example, delays caused by the charterer result in additional consideration. Payment for the voyage is not due until the voyage is completed. The duration of a single voyage is typically less than three months. The Partnership does not engage in any specific tactics to minimize residual value risk due to the short-term nature of the contracts.

Bareboat Charters

Pursuant to a bareboat charter, the Partnership charters a vessel to a customer for a fixed period of time, generally one year or more, at rates that are generally fixed. However, the customer is responsible for operation and maintenance of the vessel with its own crew as well as any expenses that are unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. If the vessel goes off-hire due to a mechanical issue or any other reason, the monthly hire received by the Partnership is normally not impacted. The performance obligations of a bareboat charter, which include the lease of the vessel to the charterer, are satisfied over the duration of such contract, as measured using the time elapsed from commencement of the lease. Hire is typically invoiced monthly in advance for bareboat charters, based on a fixed daily hire amount.

Revenue Table
The following tables contain the Partnership's revenue for the year ended December 31, 2018, 2017 and 2016, by contract type and by segment.

	Year Ended December 31, 2018
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	420,262	—	17,405	437,667
Voyage charters	—	23,922	14,591	38,513
Bareboat charters	23,820	—	—	23,820
Management fees and other income	10,435	—	327	10,762
	454,517	23,922	32,323	510,762

	Year Ended December 31, 2017
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	332,751	—	39,171	371,922
Voyage charters	—	2,285	6,709	8,994
Bareboat charters	22,574	17,484	—	40,058
Management fees and other income	10,589	—	1,113	11,702
	365,914	19,769	46,993	432,676

	Year Ended December 31, 2016
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	283,159	—	58,802	341,961
Bareboat charters	23,824	21,939	—	45,763
Management fees and other income	7,608	—	1,112	8,720
	314,591	21,939	59,914	396,444

The following table contains the Partnership’s revenue from contracts that do not contain a lease element and the non-lease element of time-charter contracts accounted for as direct financing leases for the years ended December 31, 2018, 2017 and 2016.

	December 31, 2018 $	December 31, 2017 $	December 31, 2016 $
Non-lease revenue - related to sales type or direct financing leases	18,554	21,228	13,855
Management fees and other income	10,762	11,702	8,720
Total	29,316	32,930	22,575
Net Investments in Direct Financing Leases

The Tangguh LNG Carriers commenced their time-charters with their charterers in 2009. Both time-charter contracts are accounted for as direct financing leases with 20-year terms. In 2013, the Partnership acquired two 155,900-cubic meter LNG carriers (or Awilco LNG Carriers) from Norway-based Awilco LNG ASA (or Awilco) and chartered them back to Awilco on five- and four-year fixed-rate bareboat charter contracts (plus a one-year extension option), respectively, with Awilco holding fixed-price purchase obligations at the end of the charter. The bareboat charters with Awilco were accounted for as direct financing leases. In June 2017, the Partnership agreed to amend the charter contracts with Awilco to defer a portion of charter hire and extend the bareboat charter contracts and related purchase obligations on both vessels to December 2019. The amendments have the effect of deferring charter hire of between $10,600 per day and $20,600 per day per vessel from July 1, 2017 until December 2019, with such deferred amounts added to the purchase obligation amounts. As a result of the contract amendments, both of the charter contracts with Awilco were reclassified as operating leases upon the expiry of its original contract terms in November 2017 and August 2018. In addition, the 21-year charter contract for the Bahrain Spirit floating storage unit (or FSU) commenced in September 2018 and is accounted for as a direct finance lease. The following table lists the components of the net investments in direct financing leases:

	December 31, 2018 $	December 31, 2017 $
Total minimum lease payments to be received	897,130	568,710
Estimated unguaranteed residual value of leased properties	291,098	194,965
Initial direct costs	328	361
Less unearned revenue	(613,394)	(268,046)
Total net investments in direct financing leases	575,163	495,990
Less current portion	(12,635)	(9,884)
Net investments in direct financing leases	562,528	486,106

As at December 31, 2018, estimated minimum lease payments to be received by the Partnership related to its direct financing leases in each of the next five succeeding fiscal years are approximately $64.2 million (2019), $64.3 million (2020), $64.2 million (2021), $64.2 million (2022), $64.0 million (2023) and an aggregate of $576.2 million thereafter. The leases are scheduled to end between 2029 and 2039.
Operating Leases
As at December 31, 2018, the minimum scheduled future rentals to be received by the Partnership in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $482.7 million (2019), $438.2 million (2020), $398.3 million (2021), $321.9 million (2022), and $278.1 million (2023). Minimum scheduled future rentals on operating lease contracts do not include rentals generated from new contracts entered into after December 31, 2018, rentals from vessels in the Partnership’s equity-accounted investments, rentals from unexercised option periods of contracts that existed on December 31, 2018, variable or contingent rentals, or rentals from contracts which commenced after December 31, 2018. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.

The carrying amount of the Partnership's vessels which are employed on these charter contracts as at December 31, 2018, was $3.1 billion (December 31, 2017 – $2.2 billion). The cost and accumulated depreciation of these vessels employed on these charter contracts as at December 31, 2018 were $3.8 billion (December 31, 2017 – $2.9 billion) and $698.5 million (December 31, 2017 – $646.2 million), respectively.
Contract Costs
In certain cases, the Partnership incurs pre-operational costs that relate directly to a specific customer contract, that generate or enhance resources of the Partnership that will be used in satisfying performance obligations in the future, whereby such costs are expected to be recovered via the customer contract. Those costs include costs incurred to reposition a vessel to a location where a charterer will take delivery of the vessel. In certain cases, the Partnership must make judgments about whether costs relate directly to a specific customer contract or whether costs were factored into the pricing of a customer contract and thus expected to be recovered. Such deferred costs are amortized on a straight-line basis over the duration of the customer contract. Amortization of such costs for the year ended December 31, 2018 was $0.2 million ($nil during 2017 and 2016). As at December 31, 2018, repositioning costs of $3.5 million (December 31, 2017 – $nil) were included as part of other assets in the Partnership's consolidated balance sheets.

7.	Equity-Accounted Investments

a)	A summary of the Partnership's investments in and advances to equity-accounted joint ventures are as follows:

		As at December 31, 2018		As at December 31,
Name	Ownership Percentage	# of Delivered Vessels	Newbuildings on order	2018 $	2017 $
Bahrain LNG Joint Venture (i)	30%	-	1	81,353	77,706
Yamal LNG Joint Venture (ii)	50%	2	4	205,839	193,774
Pan Union Joint Venture (iii)	20%-30%	3	1	73,545	43,538
Exmar LPG Joint Venture (iv)	50%	22	-	153,808	160,626
Teekay LNG-Marubeni Joint Venture (v)	52%	6	-	351,529	341,712
Excalibur Joint Venture (vi)	49%	1	-	32,402	79,915
Angola Joint Venture (vii)	33%	4	-	85,469	74,775
RasGas 3 Joint Venture (viii)	40%	4	-	132,188	122,550
		42	6	1,116,133	1,094,596
Less current portion				(79,108)	—
Investment in and advances to equity-accounted joint ventures				1,037,025	1,094,596

(i)	Bahrain LNG Joint Venture
On December 2, 2015, the Partnership (30%) entered into a joint venture agreement with National Oil & Gas Authority (or Nogaholding) (30%), Gulf Investment Corporation (or GIC) (24%) and Samsung C&T (or Samsung) (16%) to form a joint venture, Bahrain LNG W.L.L. (or the Bahrain LNG Joint Venture), for the development of an LNG receiving and regasification terminal in Bahrain. The project is expected to include an offshore LNG receiving jetty and breakwater, an adjacent regasification platform, subsea gas pipelines from the platform to shore, an onshore gas receiving facility, and an onshore nitrogen production facility with a total LNG terminal capacity of 800 million standard cubic feet per day and will be owned and operated under a 20-year agreement, which is expected to commence in mid-2019. In addition, the Partnership has supplied an FSU in connection with this project commencing in September 2018 through a 21-year time-charter contract with the Bahrain LNG Joint Venture.
As at December 31, 2018, the Partnership had advanced $79.1 million (December 31, 2017 – $79.1 million) to the Bahrain LNG Joint Venture. These advances bear interest at LIBOR plus 1.25% and as at December 31, 2018, the interest receivable on these advances was $nil (December 31, 2017 – $0.1 million). These amounts are included in the table above.

(ii)	Yamal LNG Joint Venture
The Partnership has a 50/50 joint venture agreement with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) and the joint venture had ordered six internationally-flagged icebreaker LNG carriers for a project located on the Yamal Peninsula in Northern Russia (or the Yamal LNG Project) of which two LNG carrier newbuildings were delivered during 2018.
In December 2017, the Yamal LNG Joint Venture secured a $1.6 billion long-term debt facility to finance all six of its ARC7 LNG carrier newbuildings. As part of the completed financing, the Yamal LNG Joint Venture returned a total of $104 million of capital back to the joint venture partners in December 2017, of which the Partnership’s share was $52 million. The Partnership has guaranteed its 50% share of a secured loan facility in the Yamal LNG Joint Venture and, as a result, has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2018 was $0.6 million (December 31, 2017 – $0.6 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

(iii)	Pan Union Joint Venture
In June 2014, the Partnership acquired from Shell its ownership interests in four LNG carrier newbuildings. As compensation for Shell’s ownership interests in these four LNG carrier newbuildings, the Partnership assumed Shell’s obligation to provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery date pursuant to a ship construction support agreement. The Partnership initially estimated it would incur approximately $36.9 million of costs to provide these services, of which Shell has agreed to pay a fixed amount of $20.3 million. The Partnership estimated that the fair value of the service obligation was $33.3 million and the fair value of the amount due from Shell was $16.5 million. As at December 31,

2018, the carrying value of the service obligation of $nil (December 31, 2017 – $8.2 million) is included in in-process contracts and the carrying value of the receivable from Shell of $0.2 million (December 31, 2017 – $3.5 million) is included in accounts receivable in the Partnership’s consolidated balance sheets.
As at December 31, 2018, the Partnership has a 30% ownership interest in two LNG carriers, the Pan Asia and the Pan Americas, and a 20% ownership interest in one LNG carrier, the Pan Europe, and one LNG carrier newbuilding (or collectively, the Pan Union Joint Venture). The Pan Africa was delivered on January 8, 2019 and concurrently commenced its 20-year charter contract with Shell.
On initial acquisition, the basis difference between the Partnership's investment and the carrying value of the Pan Union Joint Venture's net assets was substantially attributed to ship construction support agreements and the time-charter contracts. At December 31, 2018, the unamortized amount of the basis difference was $11.0 million (December 31, 2017 - $11.4 million).

(iv)	Exmar LPG Joint Venture
The Partnership has a 50/50 LPG-related joint venture agreement with Exmar NV (or Exmar) (or the Exmar LPG Joint Venture). The Partnership has guaranteed its 50% share of a secured loan facility and four capital leases in the Exmar LPG Joint Venture and, as a result, has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2018 was $1.3 million (December 31, 2017 – $1.6 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.
As at December 31, 2018, the Partnership had advanced $52.3 million (December 31, 2017 – $52.3 million) to the Exmar LPG Joint Venture, which bears interest at LIBOR plus 0.50% and has no fixed repayment terms. As at December 31, 2018, the interest receivable on these advances was $nil (December 31, 2017 – $0.2 million). These amounts are included in the table above.
On initial acquisition, the basis difference between the Partnership's investment and the carrying value of the Exmar LPG Joint Venture's net assets was substantially attributed to the value of the vessels and charter agreements of the Exmar LPG Joint Venture and goodwill in accordance with the finalized purchase price allocation. At December 31, 2018, the unamortized amount of the basis difference was $24.9 million (December 31, 2017 – $25.5 million).

(v)	Teekay LNG-Marubeni Joint Venture
The Partnership has a joint venture agreement with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture). Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Marubeni and the Partnership, the Partnership accounts for its investment in the Teekay LNG-Marubeni Joint Venture using the equity method. In September 2018, the Teekay LNG-Marubeni Joint Venture completed the refinancing of one of its debt facilities maturing in 2019 by entering into a new $306.5 million U.S. Dollar-denominated term loan maturing in December 2023. The Partnership has guaranteed its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and, as a result, has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2018 was $0.4 million (December 31, 2017 – $0.5 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

(vi)	Excalibur and Excelsior Joint Ventures
The Partnership has a 50/50 LNG-related joint venture with Exmar (or the Excalibur Joint Venture). On January 31, 2018, the Partnership sold its other 50/50 joint venture with Exmar relating to the Excelsior LNG carrier (or the Excelsior Joint Venture) for gross proceeds of approximately $54 million. As a result of the sale, the Partnership recorded a gain of $5.6 million for the year ended December 31, 2018, which is included in equity income in the Partnership's consolidated statements of income. The Partnership has guaranteed its ownership share of the secured loan facility of the Excalibur Joint Venture and, as a result, has recorded a guarantee liability. The carrying value of the guarantee liability as of December 31, 2018 was nominal (December 31, 2017 – $0.2 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.
On initial acquisition, the basis difference between the Partnership's investment and the carrying value of the Excalibur Joint Venture's net assets was substantially attributed to an increase to the carrying value of the vessel of the Excalibur Joint Venture in accordance with the finalized purchase price allocation. At December 31, 2018, the unamortized amount of the basis difference was $13.0 million (December 31, 2017 – $13.4 million).

(vii)	Angola Joint Venture
The Partnership has a 33% ownership interest in a joint venture (or the Angola Joint Venture) that owns four 160,400-cubic meter LNG carriers (or the Angola LNG Carriers). The other partners of the Angola Joint Venture are NYK Energy Transport (or NYK) (33%) and Mitsui & Co. Ltd. (34%).
The Partnership has guaranteed its 33% share of the secured loan facilities and interest rate swaps of the Angola Joint Venture and, as a result, has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2018 was $0.6 million (December 31, 2017 – $0.7 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

(viii)	RasGas 3 Joint Venture
The Partnership has a 40% ownership interest in Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture), and the remaining 60% is held by Qatar Gas Transport Company Ltd. (Nakilat).

b)
The RasGas 3 Joint Venture, the Angola Joint Venture, the Yamal LNG Joint Venture, and the Bahrain LNG Joint Venture are considered variable interest entities; however, the Partnership is not the primary beneficiary and therefore, the Partnership has not consolidated these entities. The Partnership’s exposure to loss as a result of its investment in the RasGas 3 Joint Venture, the Angola LNG Joint Venture, the Yamal LNG Joint Venture, and the Bahrain LNG Joint Venture is the amount it has invested in and advanced to these joint ventures, which are $132.2 million, $85.5 million, $205.8 million and $81.4 million, respectively, as at December 31, 2018. In addition, the Partnership guarantees its portion of certain debt and swaps in the Angola Joint Venture and the Yamal LNG Joint Venture totaling $622.0 million (December 31, 2017 – $304.1 million). In addition, the Partnership provides an owner's guarantee in respect of the charters for the RasGas 3 Joint Venture, the Angola Joint Venture, the Yamal LNG Joint Venture and the Bahrain LNG Joint Venture.

c)
The following table presents aggregated summarized financial information reflecting a 100% ownership interest in the Partnership’s equity method investments and excluding the impact from purchase price adjustments arising from the acquisition of Exmar LPG BVBA, the Excalibur Joint Venture and the Pan Union Joint Venture. The results include the Excalibur Joint Venture, the Excelsior Joint Venture up to January 2018, the RasGas 3 Joint Venture, the Angola Joint Venture, the Exmar LPG Joint Venture, the Teekay LNG-Marubeni Joint Venture, the Pan Union Joint Venture, the Yamal LNG Joint Venture, and the Bahrain LNG Joint Venture.

	December 31, 2018 $	December 31, 2017 $
Cash and restricted cash – current	333,566	281,468
Other assets – current	152,506	97,832
Vessels and equipment, including vessels related to capital leases, right of use assets and advances on newbuilding contracts	2,262,666	3,284,441
Net investments in direct financing leases – non-current	3,000,927	1,961,299
Other assets – non-current	1,406,815	68,728
Current portion of long-term debt and obligations related to capital leases	547,098	168,715
Other liabilities – current	139,194	119,627
Long-term debt and obligations related to capital leases	4,307,278	3,386,800
Other liabilities – non-current	126,905	145,870

	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $
Voyage revenues	612,471	477,495	549,646
Income from vessel operations	289,477	178,763	268,049
Realized and unrealized gain (loss) on non-designated derivative instruments	8,825	(2,067)	(12,277)
Net income	142,252	54,418	167,052

8.	Intangible Assets and Goodwill
As at December 31, 2018 and 2017, intangible assets consisted of acquired time-charter contracts with a weighted-average amortization period of 20.7 years from the date of acquisition. The carrying amount of intangible assets for the Partnership’s liquefied natural gas segment is as follows:

	December 31, 2018 $	December 31, 2017 $
Gross carrying amount	179,813	179,813
Accumulated amortization	(127,591)	(118,735)
Net carrying amount	52,222	61,078

Amortization expense associated with intangible assets was $8.9 million per year for each of the years ended December 31, 2018, 2017 and 2016. Amortization expense associated with intangible assets is expected to be approximately $8.9 million per year in each of the next five years.

The Partnership's carrying amount of goodwill as at December 31, 2018 and 2017 is as follows:

	December 31, 2018 $	December 31, 2017 $
Liquefied natural gas segment	31,921	31,921
Liquefied petroleum gas segment	2,920	3,710
Total	34,841	35,631

In 2018, the Partnership conducted its annual impairment review and concluded that its liquefied petroleum gas segment was impaired and recorded an impairment charge of $0.8 million for the year ended December 31, 2018. No impairment charges were recognized in either segment prior to this. The amount of the impairment charge was determined using a discounted cash flow valuation approach. The impairment charge is included in write-down of goodwill and write-down and loss on sales of vessels in the Partnership's consolidated statements of income. The impairment charge followed a change in the Partnership’s reporting structure, as discussed in Note 4, combined with a reduction in the near-term hire rate outlook for its multi-gas vessels.

9.	Accrued Liabilities

	December 31, 2018 $	December 31, 2017 $
Interest including interest rate swaps	23,083	19,186
Voyage and vessel expenses	34,889	12,476
Payroll and benefits	5,950	3,900
Other general expenses	2,542	3,360
Income and other tax payable	1,864	1,335
Distributions payable on preferred units	6,425	5,500
Total	74,753	45,757

10.	Long-Term Debt

	December 31, 2018	December 31, 2017
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due from 2020 to 2022	225,000	254,275
U.S. Dollar-denominated Term Loans due from 2020 to 2030	1,212,504	935,286
Norwegian Kroner-denominated Bonds due from 2020 to 2023	352,973	377,856
Euro-denominated Term Loans due from 2023 to 2024	193,781	232,957
Other U.S. Dollar-denominated Loans	3,300	10,000
Total principal	1,987,558	1,810,374
Unamortized discount and debt issuance costs	(17,782)	(12,382)
Total debt	1,969,776	1,797,992
Less current portion	(135,901)	(552,404)
Long-term debt	1,833,875	1,245,588

As at December 31, 2018, the Partnership had two revolving credit facilities available, both of which credit facilities were long-term. The two credit facilities, as at such date, provided for borrowings of up to $400.6 million (December 31, 2017 – $443.7 million), of which $175.6 million (December 31, 2017 – $189.4 million) was undrawn. Interest payments are based on LIBOR plus margins, which ranged from 1.40% to 2.25%. The amount available under the two revolving credit facilities will be reduced by $22.4 million in 2019, $248.4 million in 2020, $24.4 million in 2021 and $105.4 million in 2022. The revolving credit facilities may be used by the Partnership to fund general partnership purposes. One of the revolving credit facilities is unsecured, while the other revolving credit facility is collateralized by first-priority mortgages granted on two of the Partnership’s vessels, together with other related security, and include a guarantee from two of the Partnership’s subsidiaries.

As at December 31, 2018, the Partnership had seven combined U.S. Dollar-denominated term loans and bonds outstanding which totaled $1.2 billion (December 31, 2017 – $935.3 million) in aggregate principal amount. Interest payments on the term loans are based on LIBOR plus a margin, which margins ranged from 0.30% to 3.25% and interest payments on the bonds are fixed at 4.41%. The seven combined term loans and bonds require quarterly interest and principal payments and six have balloon or bullet repayments due at maturity. The term loans and bonds are collateralized by first-priority mortgages on 18 of the Partnership’s vessels to which the loans relate, together with certain other related security. In addition, at December 31, 2018, all of the outstanding term loans and bonds were guaranteed by either the Partnership or subsidiaries of Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), of which the Partnership has a 70% ownership interest.

The Partnership has Norwegian Kroner (or NOK) 3.1 billion of senior unsecured bonds issued in the Norwegian bond market that mature through 2023. As at December 31, 2018, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $353.0 million (December 31, 2017 – $377.9 million). The interest payments on the bonds are based on NIBOR plus a margin, which margins ranged from 3.70% to 6.00%. The Partnership entered into cross currency swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 7.89% and the transfer of principal fixed at $382.5 million upon maturity in exchange for NOK 3.1 billion (see Note 13).

The Partnership has two Euro-denominated term loans outstanding, which as at December 31, 2018, totaled 169.0 million Euros ($193.8 million) (December 31, 2017 – 194.1 million Euros ($233.0 million)). Interest payments are based on EURIBOR plus margins, which margins ranged from 0.60% to 1.95% as at December 31, 2018, and the loans require monthly and semi-annual interest and principal payments. The term loans have varying maturities through 2024. The term loans are collateralized by first-priority mortgages on two of the Partnership's vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

As at December 31, 2018, the Teekay Nakilat Joint Venture, which the Partnership has a 70% ownership interest, has a $3.3 million loan payable to its 30% non-controlling interest owner. The interest is based on LIBOR plus 1.0% and is payable on demand.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at December 31, 2018 and December 31, 2017 were 4.44% and 3.34%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 13). At December 31, 2018, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 3.25%.

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans and restricted cash, the repayment of the Partnership's NOK-denominated bonds and the termination of the associated cross currency swaps, and the change in the valuation of the Partnership’s cross currency swaps, the Partnership incurred foreign exchange gains (losses) of $1.4 million, $(26.9) million, and $5.3 million for the years ended December 31, 2018, 2017 and 2016, respectively.

The aggregate annual long-term debt principal repayments required subsequent to December 31, 2018 are $136.6 million (2019), $613.0 million (2020), $404.1 million (2021), $92.1 million (2022), $213.3 million (2023) and $528.5 million (thereafter).

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum amount of leverage, and (d) certain of the Partnership’s subsidiaries maintain restricted cash deposits. As at December 31, 2018, the Partnership has three facilities with an aggregate outstanding loan balance of $442.2 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios ranging from 115% to 135%, which as at December 31, 2018 ranged from 132% to 198% which exceeded the required ratios for the three facilities. The vessel values used in calculating these ratios are the appraised values provided by third parties where available or prepared by the Partnership based on second-hand sale and purchase market data. Since vessel values can be volatile, the Partnership’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Partnership sold any of the vessels. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership's subsidiaries are in default under their term loans or revolving credit facilities and, in addition, one of the term loans in the Teekay Nakilat Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As at December 31, 2018, the Partnership was in compliance with all covenants relating to the Partnership’s credit facilities and other long-term debt.

11.	Income Tax
The components of the provision for income taxes were as follows:

	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $
Current	(2,361)	(3,557)	(962)
Deferred	(852)	2,733	(11)
Income tax expense	(3,213)	(824)	(973)

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

	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $
Net income before income tax expenses	30,088	49,735	158,938
Net income not subject to taxes	(68,675)	(94,106)	(138,542)
Net (loss) income subject to taxes	(38,587)	(44,371)	20,396
At applicable statutory tax rates
Amount computed using the standard rate of corporate tax	6,833	13,874	(3,338)
Adjustments to valuation allowance and uncertain tax positions	(14,733)	324	11,802
Permanent and currency differences	3,257	(12,507)	(9,125)
Change in tax rates	1,430	(2,515)	(312)
Tax expense related to the current year	(3,213)	(824)	(973)

The significant components of the Partnership’s deferred tax assets (liabilities) were as follows:

	December 31, 2018 $	December 31, 2017 $
Derivative instruments	2,793	3,823
Taxation loss carryforwards and disallowed finance costs	49,298	35,326
Vessels and equipment	4,045	3,936
Capitalized interest	(1,853)	(1,927)
	54,283	41,158
Valuation allowance	(52,570)	(38,594)
Net deferred tax assets included in other assets	1,713	2,564

The Partnership had tax losses in the United Kingdom (or UK) of $15.9 million as at December 31, 2018 (December 31, 2017 – $7.9 million) that are available indefinitely for offset against future taxable income in the UK. The Partnership had tax losses and disallowed finance costs in Spain of 110.3 million Euros or approximately $126.3 million (December 31, 2017 – 110.3 million Euros or approximately $132.5 million) and 20.7 million Euros or approximately $23.6 million (December 31, 2017 – 25.2 million Euros or approximately $30.2 million), respectively, at December 31, 2018 of which the tax losses are available indefinitely and the disallowed finance costs are available for 18 years from the year the costs are incurred for offset against future taxable income in Spain. The Partnership also had tax losses in Luxembourg of 109.9 million Euros or approximately $125.7 million as at December 31, 2018 (December 31, 2017 – 91.5 million Euros or approximately $109.9 million) that are available for offset against taxable future income in Luxembourg, either indefinitely for losses arising prior to 2017, or for 17 years for losses arising subsequent to 2016.

The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2008 through 2018 currently remain open to examination by the major tax jurisdictions to which the Partnership is subject.

12.	Related Party Transactions

a)	The following table and related footnotes provide information about certain of the Partnership's related party transactions for the periods indicated:

	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $
Voyage revenues (i)(vi)	11,018	36,358	37,336
Vessel operating expenses (ii)(vi)	(17,666)	(23,564)	(19,738)
Time-charter hire expense (iii)	(7,671)	—	—
General and administrative expenses (iv)	(15,967)	(9,434)	(12,590)
General and administrative expenses deferred and capitalized (v)	(822)	(859)	(571)

(i)
Commencing in 2008, the Arctic Spirit and Polar Spirit LNG carriers were time-chartered to Teekay Corporation at fixed-rates for periods of 10 years. The contract periods for the Polar Spirit and for the Arctic Spirit expired in March 2018 and April 2018, respectively.

(ii)
The Partnership and certain of its operating subsidiaries have entered into service agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide to the Partnership and its subsidiaries crew training and technical management services. In addition, as part of the Partnership's acquisition of its ownership interest in the Pan Union Joint Venture in 2014, the Partnership entered into an agreement with a subsidiary of Teekay Corporation whereby Teekay Corporation's subsidiary agreed to provide, on behalf of the Partnership, shipbuilding supervision and crew training services for four LNG carrier newbuildings in the Pan Union Joint Venture, up to their delivery dates from 2017 to 2019. All costs incurred by these Teekay Corporation subsidiaries related to these services are charged to the Partnership and recorded as part of vessel operating expenses.

(iii)
In September 2018, the Partnership entered into an agreement with its 52%-owned joint venture, the Teekay LNG-Marubeni Joint Venture, to charter in one of Teekay LNG-Marubeni Joint Venture's LNG carriers, the Magellan Spirit, for a period of two years at a fixed-rate.

(iv)
Includes administrative, advisory, business development, commercial and strategic consulting services charged by Teekay Corporation's subsidiaries and reimbursements to the Partnership's General Partner for costs incurred on the Partnership's behalf for the conduct of the Partnership's business.

(v)
Includes the Partnership's costs associated with the Bahrain LNG Joint Venture including pre-operation, engineering and financing-related expenses, of which $1.1 million was reimbursed by the Bahrain LNG Joint Venture during 2018 (December 31, 2017 – $1.1 million; December 31, 2016 – $0.4 million). The net costs are recorded as part of investments in and advances to equity-accounted joint ventures in the Partnership's consolidated balance sheets.

(vi)
The Partnership entered into an operation and maintenance contract with the Bahrain LNG Joint Venture and an operating and maintenance subcontract with Teekay Marine Solutions (Bermuda) Ltd. (or TMS), an entity wholly-owned by Teekay Tankers Ltd., which is controlled by Teekay Corporation, relating to the LNG regasification terminal in Bahrain. The Partnership, as the contractor, and TMS, as the subcontractor, agreed to provide pre-mobilization services up to August 2018, and mobilization services and other general operational and maintenance services of the facility thereafter. The subcontractor fees from TMS of $1.6 million during 2018 ($nil during 2017 and 2016) are included in vessel operating expenses in the Partnership's consolidated statements of income. Cost recoveries from the Bahrain LNG Joint Venture of $1.6 million during 2018 ($nil during 2017 and 2016) are included in voyage revenues in the Partnership's consolidated statements of income.

b)
The Partnership entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with shipbuilding and site supervision services related to certain LNG carrier newbuildings the Partnership has ordered. These costs are capitalized and included as part of advances on newbuilding contracts in the Partnership’s consolidated balance sheets. During the years ended 2018, 2017 and 2016, the Partnership incurred shipbuilding and site supervision costs with Teekay Corporation subsidiaries of $15.3 million, $13.2 million and $8.5 million, respectively.

c)
As at December 31, 2018 and 2017, non-interest bearing advances to affiliates totaled $8.2 million and $7.3 million, respectively, and non-interest bearing advances from affiliates totaled $14.7 million and $12.1 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under the same common control.

d)
The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract was terminated in January 2019 upon which the charterer, which is also the owner, sold the vessel to a third party. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation paid the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership paid Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to Teekay Corporation are settled annually (see Notes 3 and 13).

13.	Derivative Instruments and Hedging Activities
The Partnership uses derivative instruments in accordance with its overall risk management policy.
Foreign Exchange Risk
The Partnership entered into cross currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 10), and pursuant to these swaps, the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2020, 2021 and 2023, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at December 31, 2018.

		Floating Rate Receivable
Principal Amount NOK	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (Years)
1,000,000	134,000	NIBOR	3.70%	5.92%	(18,315)	1.4
1,200,000	146,500	NIBOR	6.00%	7.72%	(4,727)	2.8
850,000	102,000	NIBOR	4.60%	7.89%	(6,080)	4.7
					(29,122)

Interest Rate Risk

The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt. As at December 31, 2018, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Assets (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps	LIBOR	30,000	(519)	0.5	4.9%
U.S. Dollar-denominated interest rate swaps(ii)	LIBOR	131,250	(16,494)	10.0	5.2%
U.S. Dollar-denominated interest rate swaps(ii)	LIBOR	32,134	(66)	2.6	2.8%
U.S. Dollar-denominated interest rate swaps(iii)(iv)	LIBOR	336,316	(12,787)	2.0	3.4%
U.S. Dollar-denominated interest rate swaps(iv)	LIBOR	91,000	174	0.0	1.7%
U.S. Dollar-denominated interest rate swaps(iv)	LIBOR	184,005	3,167	8.0	2.3%
EURIBOR-Based Debt:
Euro-denominated interest rate swaps	EURIBOR	86,477	(11,092)	4.7	3.8%
			(37,617)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at December 31, 2018, ranged from 0.30% to 3.25%.

(ii)	Principal amount reduces semi-annually.

(iii)	These interest rate swaps are subject to mandatory early termination in 2020 and 2021, whereby the swaps will be settled based on their fair value at that time.

(iv)	Principal amount reduces quarterly.

As at December 31, 2018, the Partnership had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreement. Each of these master agreements provide for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Partnership’s consolidated balance sheets. As at December 31, 2018, these interest rate swaps and cross currency swaps had an aggregate fair value asset of $3.2 million (December 31, 2017 – $4.5 million) and an aggregate fair value liability of $53.6 million (December 31, 2017 – $81.5 million). As at December 31, 2018, the Partnership had $6.8 million (December 31, 2017 – $22.3 million) on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and long-term on the Partnership’s consolidated balance sheets.
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
Other Derivatives
In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative asset at December 31, 2018 was $1.1 million (December 31, 2017 – an asset of $1.6 million).

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

	Accounts receivable/Advances to affiliates $	Current portion of derivative assets $	Derivative assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at December 31, 2018
Interest rate swap agreements	188	795	2,362	(2,729)	(6,875)	(31,358)
Cross currency swap agreements	—	—	—	(713)	(4,729)	(23,680)
Toledo Spirit time-charter derivative	1,021	40	—	—	—	—
	1,209	835	2,362	(3,442)	(11,604)	(55,038)
As at December 31, 2017
Interest rate swap agreements	—	108	1,130	(4,101)	(34,614)	(35,629)
Interest rate swaption agreements	—	—	—	—	(2)	—
Cross currency swap agreements	—	—	5,042	(810)	(44,523)	(10,168)
Toledo Spirit time-charter derivative	678	970	—	—	—	—
	678	1,078	6,172	(4,911)	(79,139)	(45,797)

Realized and unrealized gains (losses) relating to non-designated interest rate swap agreements, interest rate swaption agreements, and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized gain (loss) on non-designated derivative instruments in the Partnership’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Partnership’s consolidated statements of income is as follows:

	Year Ended December 31,
	2018 $			2017 $			2016 $
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(14,654)	31,061	16,407	(18,825)	12,393	(6,432)	(25,940)	15,627	(10,313)
Interest rate swaption agreements	—	2	2	—	945	945	—	(164)	(164)
Interest rate swap and swaption agreements termination	(13,681)	—	(13,681)	(610)	—	(610)	—	—	—
Toledo Spirit time-charter derivative	1,480	(930)	550	678	110	788	(654)	3,970	3,316
	(26,855)	30,133	3,278	(18,757)	13,448	(5,309)	(26,594)	19,433	(7,161)

Unrealized and realized gains (losses) relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange gain (loss) in the Partnership’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Partnership's consolidated statements of income is as follows:

	Year Ended December 31,
	2018 $			2017 $			2016 $
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Cross currency swap agreements	(6,533)	21,240	14,707	(9,344)	49,047	39,703	(9,063)	28,905	19,842
Cross currency swap agreements termination	(42,271)	—	(42,271)	(25,733)	—	(25,733)	(17,711)	—	(17,711)
	(48,804)	21,240	(27,564)	(35,077)	49,047	13,970	(26,774)	28,905	2,131

For the years ended December 31, 2018, 2017 and 2016, the following tables present the effective and ineffective portion of losses on interest rate swap agreements designated and qualifying as cash flow hedges. The following tables exclude any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity-accounted joint ventures.

Year Ended December 31, 2018
Effective Portion Recognized in AOCI (i) $	Effective Portion Reclassified from AOCI (ii) $	Ineffective Portion (iii) $
2,128	(152)	740	Interest expense
2,128	(152)	740

Year Ended December 31, 2017
Effective Portion Recognized in AOCI (i) $	Effective Portion Reclassified from AOCI (ii) $	Ineffective Portion (iii) $
429	(427)	(740)	Interest expense
429	(427)	(740)

Year Ended December 31, 2016
Effective Portion Recognized in AOCI (i) $	Effective Portion Reclassified from AOCI (ii) $	Ineffective Portion (iii) $
590	—	—	Interest expense
590	—	—

(i)	Effective portion of designated and qualifying cash flow hedges recognized in other comprehensive (loss) income.

(ii)	Effective portion of designated and qualifying cash flow hedges recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings.

(iii)	Ineffective portion of designated and qualifying cash flow hedges.

14.	Commitments and Contingencies

a)	The Partnership’s share of commitments to fund newbuilding and other construction contract costs as at December 31, 2018 is as follows:

2019 $
Hyundai Samho Heavy Industries Co. (i)	120,413
Yamal LNG Joint Venture (ii)	436,100
Pan Union Joint Venture (iii)	29,200
Bahrain LNG Joint Venture (iv)	66,509
652,222

(i)
As at December 31, 2018, the Partnership had one remaining 100%-owned LNG carrier newbuilding on order with Hyundai Samho Heavy Industries Co. (or HHI). The vessel delivered on January 31, 2019. As at December 31, 2018, costs incurred under this newbuilding contract totaled $86.9 million. In January 2019, the Partnership secured $159 million of financing through a sale-leaseback agreement for this remaining HHI LNG carrier newbuilding.

(ii)
The Partnership, through the Yamal LNG Joint Venture, has a 50% ownership interest in four 172,000-cubic meter ARC7 LNG carrier newbuildings that have an estimated total fully built-up cost of approximately $1.4 billion. As at December 31, 2018, the Partnership’s proportionate costs incurred under these newbuilding contracts totaled $255.8 million. The Yamal LNG Joint Venture has secured debt financing of $1.1 billion for the four LNG carrier newbuildings, of which $395 million was undrawn at December 31, 2018, related to the Partnership's proportionate share of the commitments included in the table above.

(iii)
Through the Pan Union Joint Venture, the Partnership has a 20% ownership interest in one LNG carrier newbuilding which delivered on January 8, 2019 (see Note 20a). The Pan Union Joint Venture has secured financing of $24 million related to the Partnership's proportionate share of the commitments included in the table above and the Partnership received $0.2 million of reimbursement directly from Shell in 2019 (see Note 7a iii).

(iv)
The Partnership has a 30% ownership interest in the Bahrain LNG Joint Venture for the development of an LNG receiving and regasification terminal in Bahrain. The project will include an FSU, which will be modified from one of the Partnership’s existing MEGI LNG carrier newbuildings, an offshore gas receiving facility, and an onshore nitrogen production facility. The terminal will have a capacity of 800 million standard cubic feet per day and will be owned and operated under a 20-year agreement commencing mid-2019. The receiving and regasification terminal is expected to have a fully-built up cost of approximately $903 million. The Bahrain LNG Joint Venture has secured undrawn debt financing of $195 million, of which $58 million relates to the Partnership's proportionate share of the commitments included in the table above.

b)
Following the termination of the capital lease arrangements for the three LNG carriers in the Teekay Nakilat Joint Venture in 2014, the lessor made a determination that additional rentals were due under the leases following a challenge by the UK taxing authority. As a result, in 2018 the Teekay Nakilat Joint Venture recognized an additional liability of $53.0 million, which was included as part of other (expense) income in the Partnership's consolidated statements of income, and paid this liability by releasing a $7.0 million cash deposit it had made with the lessor and making a $56.0 million cash payment for the balance, which was based on the GBP/USD foreign currency exchange rates at the time the payments were made.

c)
The Teekay Tangguh Joint Venture is currently undergoing a tax audit related to its tax returns filed for the 2010 and subsequent fiscal years. The UK taxing authority has challenged the deductibility of certain transactions not directly related to the long funding lease and the Teekay Tangguh Joint Venture has recorded a provision of $1.6 million (of which the Partnership’s 69% share is $1.1 million) in December 2017 which is included in income tax expense in the Partnership’s consolidated statements of income for the year ended December 31, 2017.

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

e)
Management is required to assess whether the Partnership will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Partnership completed a number of financings and re-financings over the past 12 months, including the Partnership's refinancing and up-sizing of its $190 million revolving credit facility with a new $225 million revolving credit facility in early-November 2018 and the Partnership securing $159 million financing on its one remaining LNG carrier newbuilding in our consolidated fleet in January 2019. Based on the Partnership’s liquidity at the date these consolidated financial statements were issued and the liquidity it expects to generate from operations over the following year, the Partnership estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

15.	Supplemental Cash Flow Information

a)	The following is a tabular reconciliation of the Partnership's cash, cash equivalents and restricted cash balances for the periods presented in the Partnership's consolidated statements of cash flows:

	December 31, 2018 $	December 31, 2017 $	December 31, 2016 $	December 31, 2015 $
Cash and cash equivalents	149,014	244,241	126,146	102,481
Restricted cash - current	38,329	22,326	10,145	6,600
Restricted cash - long-term	35,521	72,868	106,882	104,919
Total	222,864	339,435	243,173	214,000

The Partnership maintains restricted cash deposits relating to certain term loans, collateral for cross currency swaps, project tenders and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

b)	The changes in operating assets and liabilities for years ended December 31, 2018, 2017 and 2016 are as follows:

	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $
Accounts receivable	3,542	1,620	5,494
Prepaid expenses and other current assets	(3,843)	(2,815)	745
Accounts payable	274	(2,053)	2,791
Accrued liabilities and other long-term liabilities	13,958	2,449	(1,572)
Unearned revenue and long-term unearned revenue	4,234	(1,456)	(3,218)
Advances to and from affiliates	2,183	(913)	(9,699)
Other operating assets and liabilities	(1,130)	772	(4,402)
Total	19,218	(2,396)	(9,861)

c)
Cash interest paid (including realized losses on interest rate swaps) on long-term debt, advances from affiliates and obligations related to capital leases, net of amounts capitalized, during the years ended December 31, 2018, 2017 and 2016 totaled $167.8 million, $122.7 million and $100.9 million, respectively.

d)	During the years ended December 31, 2018, 2017 and 2016, cash paid for corporate income taxes was $6.0 million, $2.9 million and $4.9 million, respectively.

e)
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

16.	Total Capital and Net Income Per Common Unit
As at December 31, 2018, a total of 68.2% of the Partnership's common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by subsidiaries of Teekay Corporation. All of the Partnership's outstanding Series A Cumulative Redeemable Perpetual Preferred Units (or the Series A Preferred Units) and Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series B Preferred Units) are held by the public.
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

During 2018, 2017, and 2016, the quarterly cash distributions were below $0.4625 per common unit and, consequently, the assumed distribution of net income was based on the limited partners' and General Partner’s ownership percentage for the purposes of the net income per common unit calculation.

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
Net Income Per Common Unit
Limited partners' interest in net income per common unit is determined by dividing net income, after deducting the amount of net income attributable to the non-controlling interests, the General Partner’s interest and the distributions on the Series A and Series B Preferred Units by the weighted-average number of common units outstanding during the period. The distributions payable on the Series A and Series B Preferred Units for the year ended December 31, 2018 were $25.7 million (December 31, 2017 – $14.0 million, December 31, 2016 – $2.7 million).

	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $
Limited partners' interest in net income for basic net income per common unit	2,615	19,586	134,977
Weighted average number of common units	79,672,435	79,617,778	79,568,352
Dilutive effect of unit-based compensation	169,893	173,263	103,506
Common units and common unit equivalents	79,842,328	79,791,041	79,671,858
Limited partner's interest in net income per common unit:
Basic	0.03	0.25	1.70
Diluted	0.03	0.25	1.69

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

Pursuant to the Partnership agreement, allocations to partners are made on a quarterly basis.
Equity Offerings
The following table summarizes the issuances of common and preferred units over the three years ended December 31, 2018:

Date	Units Issued	Type of Units	Offering Price per Unit	Gross Proceeds(i) $	Net Proceeds $	Teekay Corporation’s Ownership After the Offering(ii)	Use of Proceeds
October 2016 Public Offering 2016(iii)	5,000,000	Preferred	$25.00	125,000	120,707	33.02%	General partnership purposes, including debt repayments and funding newbuilding installments
October 2017 Public Offering (iv)	6,800,000	Preferred	$25.00	170,000	164,411	33.02%	General partnership purposes, including debt repayments and funding newbuilding installments

(i)	Including the General Partner’s proportionate capital contribution.

(ii)	Including Teekay Corporation’s indirect general partner interest relating to common unit offerings.

(iii)
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

(iv)
On October 23, 2017, the Partnership issued Series B Preferred Units having a distribution rate of 8.5% per annum of the stated liquidation preference of $25.00 per unit up to October 15, 2027, at which point the rate moves to a floating rate equal to three-month LIBOR plus a margin of 6.241%. At any time on or after October 15, 2027, the Partnership may redeem the Series B Preferred Units, in whole or in part, at a redemption price of $25.00 per unit plus all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.

Common Unit Repurchases
In December 2018, the Partnership announced that its Board of Directors had authorized a common unit repurchase program for the repurchase of up to $100 million of the Partnership's common units. As at December 31, 2018, the Partnership had repurchased approximately 0.3 million units for $3.7 million (see Note 20d).

17.	Unit-Based Compensation
In March 2018, a total of 17,498 common units, with an aggregate value of $0.3 million, were granted to the non-management directors of the General Partner as part of their annual compensation for 2018. These common units were fully vested upon grant. During 2017 and 2016, the Partnership awarded 17,345 and 32,723 common units, respectively, as compensation to non-management directors. The awards were fully vested in March 2017 and March 2016, respectively. The compensation to the non-management directors is included in general and administrative expenses on the Partnership’s consolidated statements of income.

During March 2018, 2017 and 2016, the Partnership granted 62,283, 60,809 and 132,582 restricted units, respectively, with grant date fair values of $1.2 million $1.0 million and $1.5 million, respectively, to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries who provide services to the Partnership, based on the Partnership’s closing common unit price on the grant date. Each restricted unit is equal in value to one of the Partnership's common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement, and in this case, the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards is paid to each recipient in the form of common units, net of withholding tax. During the years ended December 31, 2018, 2017 and 2016, the Partnership recorded an expense of $1.3 million, $1.0 million, and $1.3 million, respectively, related to the restricted units and common units.

18.	Restructuring Charges
During 2018, as a result of the sale of the Teide Spirit (see Note 19e), the Partnership incurred seafarer severance payments for the year ended December 31, 2018 of $1.8 million and presented as restructuring charges in the Partnership's consolidated statements of income. As at December 31, 2018, the remaining balance of unpaid restructuring charges of $0.5 million is included in accrued liabilities in the Partnership's consolidated balance sheets.

19.	Write-Down and Loss on Sales of Vessels

a)
During February and March 2016, Centrofin Management Inc. (or Centrofin), the charterer for both the Bermuda Spirit and Hamilton Spirit Suezmax tankers, exercised its option under the charter contracts to purchase both vessels. As a result of Centrofin’s acquisition of the vessels, the Partnership recorded a $27.4 million loss on the sale of the vessels and associated charter contracts in the year ended December 31, 2016 in the Partnership's consolidated statements of income. The Bermuda Spirit was sold on April 15, 2016 and the

Hamilton Spirit was sold on May 17, 2016. The Partnership used the total proceeds of $94.3 million from the sales primarily to repay existing term loans associated with these vessels.

b)
In November 2016, the Partnership reached an agreement to sell the Asian Spirit Suezmax tanker for net proceeds of $20.6 million and as a result, recorded an $11.5 million impairment charge on the write-down of the vessel for the year ended December 31, 2016 in the Partnership's consolidated statements of income. The vessel delivered to the new owner on March 21, 2017. The Partnership used the net proceeds from the sale primarily to repay its existing term loan associated with the vessel.

c)
In June 2017, the charterer for the European Spirit Suezmax tanker gave formal notice to the Partnership that it would not exercise its one-year extension option under the charter contract and the charterer redelivered the vessel to the Partnership in August 2017. Upon receiving this notification, the Partnership commenced marketing the vessel for sale. As a result, the Partnership wrote-down the vessel to its estimated resale value, based on second-hand market comparable values and recorded a $12.6 million write-down of the vessel for the year ended December 31, 2017 in the Partnership's consolidated statements of income. The vessel was presented as held for sale in the Partnership's consolidated balance sheets as of December 31, 2017. The Partnership recorded a further write-down on this vessel of $4.0 million for the year ended December 31, 2018 in the Partnership's consolidated statements of income. On December 6, 2018 the European Spirit Suezmax tanker was sold for net proceeds of $15.7 million. The Partnership used the net proceeds from the sale primarily to repay its existing term loan associated with the vessel.

d)
In August 2017, the charterer for the African Spirit Suezmax tanker gave formal notice to the Partnership that it will not exercise its one-year extension option under the charter contract and the charterer redelivered the vessel to the Partnership in November 2017. As a result, the Partnership wrote-down the vessel to its estimated resale value, based on second-hand market comparable values, and recorded a $12.5 million write-down of the vessel for the year ended December 31, 2017 in the Partnership's consolidated statements of income. The vessel was presented as held for sale in the Partnership's consolidated balance sheets as of December 31, 2017. The Partnership recorded a further write-down on this vessel of $3.9 million for the year ended December 31, 2018 in the Partnership's consolidated statements of income. On October 9, 2018 the African Spirit Suezmax tanker was sold for net proceeds of $12.8 million. The Partnership used the net proceeds from the sale primarily to repay its existing term loan associated with the vessel.

e)
Under the Partnership's charter contracts for the Teide Spirit and Toledo Spirit Suezmax tankers, the charterer, who is also the owner of the vessels, has the option to cancel the charter contracts 13 years following commencement of the respective charter contracts. In August 2017, the charterer of the Teide Spirit gave formal notification to the Partnership of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received. In February 2018, the charterer, sold the Teide Spirit to a third party. On May 20, 2018, the charterer of the Toledo Spirit gave formal notification to the Partnership of its intention to terminate its charter contract subject to certain conditions being met and the receipt of certain third-party approvals. On November 20, 2018, the owner and charterer of the Toledo Spirit, reached an agreement to sell the vessel and delivered the vessel to the buyer in January 2019 (see Note 20b). The Partnership wrote-down the vessels to their estimated fair values based on their expected future discounted cash flows and recorded an aggregated write-down of $25.5 million for the year ended December 31, 2017 in the Partnership's consolidated statements of income.

f)
In March 2018, the carrying value of the Alexander Spirit conventional tanker was written down to its estimated fair value, using an appraised value, as a result of changes in the Partnership's expectations of the vessel's future opportunities once its current charter contract ends in 2019. The impairment charge of $13.0 million is included in write-down of goodwill and write-down and loss on sales of vessels for the year ended December 31, 2018 in the Partnership's consolidated statements of income.

g)
In June 2018, the carrying values for four of the Partnership's seven wholly-owned multi-gas carriers (the Napa Spirit, Pan Spirit, Camilla Spirit and Cathinka Spirit), were written down to their estimated fair values, taking into consideration vessel appraised values, as a result of the Partnership's evaluation of alternative strategies for these assets, the current charter rate environment and the outlook for charter rates for these vessels at that time. The total impairment charge of $33.0 million is included in write-down of goodwill and write-down and loss on sales of vessels for the year ended December 31, 2018 in the Partnership's consolidated statements of income.

20.	Subsequent Events

a)
On January 8, 2019, the Pan Union Joint Venture took delivery of its fourth LNG carrier newbuilding, the Pan Africa, in which the Partnership has a 20% ownership interest. The vessel concurrently commenced its 20-year charter contract with Shell.

b)
On January 23, 2019, the Toledo Spirit Suezmax tanker was delivered to the owner of the vessel. Upon delivery, the charterer, who is also the owner of the vessel, terminated its time-charter contract with the Partnership and sold the vessel to a third-party.

c)
On January 31, 2019, the Yamal Spirit LNG carrier newbuilding was delivered and concurrently commenced its 15-year charter time-contract with Yamal Trade Pte. Ltd. Upon delivery of the vessel, the Partnership sold and leased back the vessel under a sale-leaseback financing transaction, which the Partnership secured on January 18, 2019 prior to the delivery of the Yamal Spirit.

d)	During January 2019, the Partnership repurchased 0.8 million of its common units for $9.3 million.

e)
On February 25, 2019, the Partnership entered into a commercial management agreement (or CMA) with a third-party commercial manager (or the Manager) whereby the Manager agreed to commercially manage and employ the Partnership's seven multi-gas vessels, with such transition to occur over a period between February 2019 and April 2019. The Partnership has the ability to withdraw its vessels from the Manager at any time subject to the requirements provided in the CMA.