Form 20-F
period 2019-12-31
Teekay LNG Partners L.P.
filed 2020-04-09
CIK 1308106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________________________
FORM 20-F
  _______________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number 1-32479
  _______________________________
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
  _______________________________
Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
Telephone: (441) 298-2530
(Address and telephone number of principal executive offices)

Anne Liversedge
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
Telephone: (441) 298-2530
Fax: (441) 292-3931
(Contact information for company contact person)

Securities registered, or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Units	TGP	New York Stock Exchange
Series A Preferred Units	TGP PR A	New York Stock Exchange
Series B Preferred Units	TGP PR B	New York Stock Exchange
Securities registered, or to be registered, pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
  _______________________________
Indicate the number of outstanding shares of each issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
77,509,339 Common Units
5,000,000 Series A Preferred Units
6,800,000 Series B Preferred Units

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities
Act.    Yes   ☐    No   ☒
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

Unless otherwise indicated, references in this Annual Report to “Teekay LNG Partners,” “we,” “us” and “our” and similar terms refer to Teekay LNG Partners L.P. and/or one or more of its subsidiaries, except that those terms, when used in this Annual Report in connection with the common or preferred units described herein, shall mean specifically Teekay LNG Partners L.P. References in this Annual Report to “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries.

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

•	our ability to obtain financing, including new bank financings, and to refinance existing indebtedness;

•	the expected timing, amounts and methods of financing for new projects;

•	the expected scope, duration and effects of the novel coronavirus pandemic, and the consequences of any future epidemic or pandemic crises;

•	growth prospects and future trends of the markets in which we operate;

•	our expectations regarding demand in the gas industry;

•
liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) market fundamentals, including the balance of supply and demand in the LNG and LPG markets, estimated growth in size of the world LNG and LPG fleets and spot LNG and LPG charter rates;

•	our expectations as to the useful lives of our vessels;

•
our expectations and estimates regarding future charter business, including with respect to minimum charter hire payments, revenues and our vessels’ ability to perform to specifications and maintain their hire rates in the future;

•	our expectations regarding the ability of our customers to make charter payments to us;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter or whose charter contract is expiring in 2020 and 2021;

•	the adequacy of our insurance coverage, less an applicable deductible;

•
the expected future resumption of the LNG plant in Yemen operated by Yemen LNG Company Limited (or YLNG) and the expected repayment of deferred hire amounts on our two 52%-owned vessels, the Marib Spirit and Arwa Spirit;

•
the expected technical and operational capabilities of the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines in certain LNG carriers and expectations on improving performance on certain vessels where additional equipment will be installed to lower fuel consumption;

•	our ability to continue to derive a significant portion of our revenues and cash flow from a limited number of customers;

•	our ability to maintain long-term relationships with major LNG and LPG importers and exporters;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time-charters with our LNG and LPG customers;

•	obtaining LNG and LPG projects that we or Teekay Corporation bid on;

•
our expectations regarding the timing and schedule for completion of the receiving and regasification terminal in Bahrain in accordance with all necessary conditions, requirements and applicable consents, which will be owned and operated by Bahrain LNG W.L.L., a joint venture owned by us (30%), National Oil & Gas Authority (or NOGA) (30%), Gulf Investment Corporation (or GIC) (24%) and Samsung C&T (or Samsung) (16%) (or the Bahrain LNG Joint Venture), as well as the current and future performance of the terminal (including assumptions concerning its operational status) and our expectation of continued receipt of terminal use payments from the customer under its long-term contract;

•	our ability to obtain all permits, licenses, and certificates with respect to the conduct of our operations;

•
the impact and expected cost of, and our ability and plans to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business, including the expected cost to install ballast water treatment systems on our vessels and the switch to burning low sulfur fuel in compliance with the International Marine Organization (or IMO) proposals and the effect of IMO 2020, a new regulation for a 0.50% global sulfur cap for marine fuels effective January 1, 2020;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	the expected impact of the adoption of the "Poseidon Principles" by financial institutions;

•	the future valuation or impairment of our assets, including goodwill;

•
our hedging activities relating to foreign exchange, interest rate and spot market risks, and the effects of fluctuations in foreign exchange, interest rate and spot market rates on our business and results of operations;

•	the expected timing of the transition away from the use of the London Inter-bank Offered Rate (or LIBOR) and the consequences relating to such transition;

•	the potential impact of new accounting standards guidance;

•	our and Teekay Corporation’s ability to maintain good relationships with the labor unions who work with us; and

•	our business strategy and other plans and objectives for future operations.

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
Item 2.Offer Statistics and Expected Timetable
Not applicable.
Item 3.Key Information
Selected Financial Data
Set forth below is selected consolidated financial and other data of Teekay LNG Partners and its subsidiaries for the fiscal years 2015 through 2019, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, (a) “Item 5 – Operating and Financial Review and Prospects,” included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the consolidated financial statements for the years ended December 31, 2019, 2018 and 2017.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

(in thousands of U.S. Dollars, except unit, per unit and fleet data)	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Income Statement Data:
Voyage revenues	601,256	510,762	432,676	396,444	397,991
Income from vessel operations(1)	299,253	147,809	148,649	153,181	181,372
Equity income(2)	58,819	53,546	9,789	62,307	84,171
Interest expense	(164,521)	(128,303)	(80,937)	(58,844)	(43,259)
Interest income	3,985	3,760	2,915	2,583	2,501
Realized and unrealized (loss) gain on non-designated derivative instruments(3)	(13,361)	3,278	(5,309)	(7,161)	(20,022)
Foreign currency exchange (loss) gain(4)	(9,640)	1,371	(26,933)	5,335	13,943
Other (expense) income(5)	(2,454)	(51,373)	1,561	1,537	1,526
Income tax expense	(7,477)	(3,213)	(824)	(973)	(2,722)
Net income	164,604	26,875	48,911	157,965	217,510
Non-controlling and other interests in net income	40,058	24,260	29,325	22,988	42,903
Limited partners’ interest in net income	124,546	2,615	19,586	134,977	174,607
Limited partners’ interest in net income per:
Common unit - basic	1.59	0.03	0.25	1.70	2.21
Common unit - diluted	1.59	0.03	0.25	1.69	2.21
Cash distributions declared per common unit	0.71	0.56	0.56	0.56	2.80
Balance Sheet Data (at end of period):
Cash and cash equivalents	160,221	149,014	244,241	126,146	102,481
Restricted cash	93,070	73,850	95,194	117,027	111,519
Vessels and equipment(6)	3,061,499	3,329,523	2,905,712	2,215,983	2,108,160
Investment in and advances to equity-accounted joint ventures	1,155,316	1,116,133	1,094,596	1,037,726	883,731
Net investments in direct financing and sales-type leases(7)	818,809	575,163	495,990	643,008	666,658
Total assets	5,409,686	5,384,781	5,019,299	4,315,474	4,052,980
Total debt(8)	3,242,300	3,268,332	2,809,541	2,184,065	2,058,336
Partners’ equity	1,821,686	1,833,254	1,879,038	1,738,506	1,519,062
Total equity	1,876,975	1,882,597	1,931,423	1,777,412	1,543,679
Common units outstanding	77,509,339	79,360,719	79,626,819	79,571,820	79,551,012
Preferred units outstanding	11,800,000	11,800,000	11,800,000	5,000,000	—
Other Financial Data:
Net voyage revenues(9)	579,869	482,525	424,474	394,788	396,845
EBITDA(10)	469,382	279,009	233,302	310,741	353,243
Adjusted EBITDA(10)	684,667	515,292	449,550	480,063	473,965
Capital expenditures:
Expenditures for vessels and equipment(11)	102,590	686,305	714,529	344,987	191,969
Liquefied Natural Gas Fleet Data:
Consolidated:
Calendar-ship-days(12)	9,095	7,570	5,912	5,244	4,745
Average age of our fleet (in years at end of year)	8.4	7.8	8.9	9.7	10.2
Vessels at end of year(13)	24	23	18	15	13
Equity-Accounted:(14)
Calendar-ship-days(12)	8,095	6,912	5,920	5,840	5,840
Average age of our fleet (in years at end of year)	6.4	7.0	8.0	7.5	6.5
Vessels at end of year(13)	25	20	17	16	16
Liquefied Petroleum Gas Fleet Data:
Consolidated:
Calendar-ship-days(12)	2,555	2,555	2,445	2,196	2,190
Average age of our fleet (in years at end of year)	10.9	9.9	8.9	7.0	6.0
Vessels at end of year(13)	7	7	7	6	6
Equity-Accounted:(14)
Calendar-ship-days(12)	8,109	7,645	7,001	6,395	5,880
Average age of our fleet (in years at end of year)	9.0	7.9	9.1	9.6	10.4
Vessels at end of year(13)	23	22	20	19	16

Conventional Fleet Data:
Calendar-ship-days(12)	317	1,389	1,904	2,439	2,920
Average age of our fleet (in years at end of year)	—	12.0	12.6	11.7	9.5
Vessels at end of year	—	2	5	6	8

(1)
Income from vessel operations includes gain (loss) on sales of vessels and (write-down) of goodwill and vessels of $13.6 million, $(54.7) million, $(50.6) million, $(39.0) million and $nil for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, respectively.

(2)
Equity income includes unrealized (losses) gains on non-designated derivative instruments, and any ineffectiveness of derivative instruments designated as hedges for accounting purposes of $(8.3) million, $9.4 million, $2.4 million, $7.3 million and $10.2 million for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, respectively. In addition, equity income for the year ended December 31, 2018 includes a gain of $5.6 million on our sale of our 50% ownership interest in our joint venture with Exmar NV (or Exmar) (or the Excelsior Joint Venture), which owned one LNG carrier, the Excelsior.

(3)
We entered into interest rate swap and swaption agreements to mitigate our interest rate risk from our floating-rate debt. We had an agreement with Teekay Corporation relating to the Toledo Spirit time-charter contract under which Teekay Corporation paid us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we paid Teekay Corporation any amounts payable to us as a result of spot rates being in excess of the fixed rate. The Toledo Spirit was sold in early 2019, and as a result, the derivative agreement ended at that time. With the exception of the interest rate swaps in our consolidated joint venture, Teekay Nakilat Corporation (or the RasGas II Joint Venture), and for several interest rate swaps in certain of our equity-accounted joint ventures where we have applied hedge accounting, changes in the fair value of our derivatives are recognized immediately into income and are presented as realized and unrealized (loss) gain on non-designated derivative instruments in the consolidated statements of income. Please see “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.”

(4)
Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, advances from affiliates and long-term debt, are revalued and reported based on the prevailing exchange rate at the end of the period. Foreign exchange gains and losses include realized and unrealized gains and losses on our cross currency swaps. We entered into cross currency swaps concurrently with the issuance of our Norwegian Kroner (or NOK) denominated bonds to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK-denominated bonds. Our primary sources of foreign currency exchange gains and losses are our Euro-denominated term loans and NOK-denominated bonds. Our Euro-denominated term loans totaled 147.5 million Euros ($165.4 million) at December 31, 2019, 169.0 million Euros ($193.8 million) at December 31, 2018, 194.1 million Euros ($233.0 million) at December 31, 2017, 208.9 million Euros ($219.7 million) at December 31, 2016 and 227.7 million Euros ($241.8 million) at December 31, 2015. Our NOK-denominated bonds totaled 3.1 billion NOK ($347.2 million) at December 31, 2019, 3.1 billion NOK ($353.0 million) at December 31, 2018, 3.1 billion NOK ($377.9 million) at December 31, 2017, 3.2 billion NOK ($371.3 million) at December 31, 2016 and 2.6 billion NOK ($294.0 million) at December 31, 2015.

(5)
Other (expense) income for the year ended December 31, 2018 includes a $53.0 million expense relating to the RasGas II Joint Venture recognizing an additional tax indemnification liability. Please see "Item 18 – Financial Statements: Note 14b – Commitments and Contingencies."

(6)
Vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels related to finance leases, at cost less accumulated depreciation, (c) operating lease right-of-use assets and (d) advances on newbuilding contracts.

(7)
Certain of our external charters have been accounted for as direct financing and sales-type leases. As a result, the vessels associated with the external charters accounted for as direct financing and sales-type leases are not included as part of vessels and equipment. Please see "Item 18 – Financial Statements: Note 6 – Revenue – Net Investments in Direct Financing and Sales-Type Leases."

(8)	Total debt represents the current portion of long-term debt and long-term debt, and the current and long-term portion of obligations related to finance leases.

(9)
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

(in thousands of U.S. Dollars)	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Voyage revenues	601,256	510,762	432,676	396,444	397,991
Voyage expenses	(21,387)	(28,237)	(8,202)	(1,656)	(1,146)
Net voyage revenues	579,869	482,525	424,474	394,788	396,845

(10)
EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income before interest, taxes and depreciation and amortization. Adjusted EBITDA includes EBITDA before (gain) loss on sales of vessels and write-down of goodwill and vessels, foreign currency exchange loss (gain), amortization of in-process contracts included in voyage revenues, realized and unrealized loss (gain) on non-designated derivative instruments, direct finance and sales-type lease payments received in excess of revenue recognized, realized loss (gain) on Toledo Spirit derivative contract, other expense (income), cash flow adjustment for two Suezmax tankers for 2015 and 2016, and adjustments to Equity-Accounted EBITDA. EBITDA and Adjusted EBITDA are used as supplemental financial performance measures by management and by external users of our financial statements, such as investors. EBITDA and Adjusted EBITDA assist our management and security holders by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, amortization of in-process revenue contracts and realized and unrealized loss on derivative instruments relating to interest rate swaps, interest rate swaptions, and cross currency swaps, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our equity or debt securities, as applicable.
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
The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income.

(in thousands of U.S. Dollars)	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Reconciliation of “EBITDA” and “Adjusted EBITDA” to “Net income”:
Net income	164,604	26,875	48,911	157,965	217,510
Depreciation and amortization	136,765	124,378	105,545	95,542	92,253
Interest expense, net of interest income	160,536	124,543	78,022	56,261	40,758
Income tax expense	7,477	3,213	824	973	2,722
EBITDA	469,382	279,009	233,302	310,741	353,243
(Gain) loss on sales of vessels and write-down of goodwill and vessels	(13,564)	54,653	50,600	38,976	—
Foreign currency exchange loss (gain)	9,640	(1,371)	26,933	(5,335)	(13,943)
Amortization of in-process contracts included in voyage revenues	—	(5,756)	(3,785)	(2,202)	(2,772)
Realized and unrealized loss (gain) on non-designated derivative instruments	13,361	(3,278)	5,309	7,161	20,022
Realized loss (gain) on Toledo Spirit derivative contract	—	1,480	678	(654)	(3,429)
Direct finance and sale-type lease payments received in excess of revenue recognized	21,636	11,082	14,326	20,445	18,425
Adjustments to Equity-Accounted EBITDA(15)(16)	181,758	128,100	123,748	110,502	101,937
Other expense (income)(5)	2,454	51,373	(1,561)	(1,537)	(1,526)
Cash flow adjustment for two Suezmax tankers	—	—	—	1,966	2,008
Adjusted EBITDA	684,667	515,292	449,550	480,063	473,965

(11)	Excludes expenditures for vessels and equipment from our equity-accounted joint ventures.

(12)
Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels were in our possession during that period. In addition, the calendar-ship-days for our consolidated LNG fleet includes 365 days for the year ended December 31, 2019 (2018 – 119 days) relating to the charter-in contract of the Magellan Spirit from our 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture).

(13)	Liquefied Natural Gas
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

(14)
Equity-accounted vessels in our LNG fleet include (i) six LNG carriers (or the MALT LNG Carriers) relating to the MALT Joint Venture, (ii) four LNG carriers (or the RasGas III LNG Carriers) relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas III Joint Venture), (iii) four LNG carriers relating to the Angola Project (or the Angola LNG Carriers) in our joint venture with Mitsui & Co. Ltd. and NYK Energy Transport (Atlantic) Ltd. (or the Angola Joint Venture), (iv) one LNG carrier at December 31, 2019 and 2018 and two LNG carriers from 2017 to 2015 (or the Exmar LNG Carriers) relating to our LNG joint venture with Exmar (or the Excalibur and Excelsior Joint Ventures), (v) four, three and one LNG carrier(s) (or the Pan Union LNG Carriers) relating to the Pan Union Joint Venture from 2019, 2018 and 2017, respectively, and (vi) six and two ARC7 LNG carriers relating to our 50/50 joint venture with China LNG (Holdings) Limited (or the Yamal LNG Joint Venture) from 2019 and 2018, respectively. Equity-accounted vessels in our LPG fleet include 23, 22, 20, 19, and 16 LPG carriers (or the Exmar LPG Carriers) from 2019, 2018, 2017, 2016, and 2015, respectively, relating to our LPG joint venture with Exmar (or the Exmar LPG Joint Venture). The figures in the selected financial data for our equity-accounted vessels are at 100% and not based on our ownership percentages.

(15)
Adjusted Equity-Accounted EBITDA is a non-GAAP financial measure. Adjusted Equity-Accounted EBITDA represents equity income after Adjustments to Equity Income. Adjustments to Equity Income includes depreciation and amortization, net interest expense, income tax expense (recovery), amortization of in-process revenue contracts, direct finance and sales-type lease payments received in excess of revenue recognized, realized and unrealized loss (gain) on derivative instruments and other items, write-down and loss on sales of vessels, and gain on sale of equity-accounted investment, in each case related to our equity-accounted entities, on the basis of our ownership percentages of such entities. Neither Adjusted Equity-Accounted EBITDA nor Adjustments to Equity-Accounted EBITDA should be considered as an alternative to equity income or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjustments to Equity-Accounted EBITDA exclude some, but not all, items that affect equity income and these measures may vary among other companies. Therefore, Adjustments to Equity-Accounted EBITDA as presented in this Annual Report may not be comparable to similarly titled measures of the other companies.

(16)	Adjustments relating to equity income from our equity-accounted joint ventures are as follows:

(in thousands of U.S. Dollars)	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Reconciliation of “Adjusted Equity-Accounted EBITDA” to “Equity Income”:
Equity income	58,819	53,546	9,789	62,307	84,171
Depreciation and amortization	55,340	52,883	54,453	52,095	48,702
Interest expense, net of interest income	91,394	69,532	46,342	40,223	36,647
Income tax expense (recovery)	1,420	(262)	504	352	315
Amortization of in-process revenue contracts	(3,793)	(3,847)	(4,307)	(5,482)	(7,153)
Direct finance and sales-type lease payments received in excess of revenue recognized	24,574	18,453	14,220	13,231	12,381
Other items including realized and unrealized loss (gain) on derivative instruments	12,823	(3,353)	7,036	5,222	9,817
Write-down and loss on sales of vessels	—	257	5,500	4,861	1,228
Gain on sale of equity-accounted investment(2)	—	(5,563)	—	—	—
Adjustments to Equity-Accounted EBITDA	181,758	128,100	123,748	110,502	101,937
Adjusted Equity-Accounted EBITDA	240,577	181,646	133,537	172,809	186,108
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
The amount of cash we can distribute on our common and preferred units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

•	the rates we obtain from our charters and the performance by our charterers of their obligations under the charters;

•	the expiration of charter contracts;

•
the charterers' option to terminate charter contracts or repurchase vessels, in either case upon our breach of the relevant contract, or payment of any applicable early termination or repurchase amounts;

•	the utilization levels of our vessels trading in the spot or short-term market;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the continued availability of LNG and LPG production, liquefaction and regasification facilities;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry docking of our vessels;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business; and

•	limitations on obtaining cash distributions from joint venture entities due to similar restrictions on the joint venture entities.

The actual amount of cash we will have available for distribution also will depend on factors such as:

•	the level of capital expenditures we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements, financial covenants and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including to pay distributions to unitholders; and

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

In November 2019, our General Partner announced that quarterly common unit cash distributions would increase by 32% to $0.25 per unit, commencing with the first quarter of 2020 distribution to be paid in May 2020 as part of a balanced capital allocation strategy, however, our distribution policy is subject to certain restrictions and may be changed by the Board of Directors of our General Partner. In determining the amount of cash available for distribution, the Board of Directors of our General Partner, which makes the determination on our behalf, approves the amount of cash reserves, including reserves for future maintenance capital expenditures, anticipated future credit needs, working capital and other matters. We also rely upon external financing sources, including commercial borrowings and proceeds from debt and equity offerings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.
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
The novel coronavirus (COVID-19) pandemic is dynamic and expanding. The continuation of this outbreak likely will have, and the emergence of other epidemic or pandemic crises could have, material adverse effects on our business, results of operations, or financial condition.
The novel coronavirus pandemic is dynamic and expanding, and its ultimate scope, duration and effects are uncertain. We expect that this pandemic, and any future epidemic or pandemic crises, could result in direct and indirect adverse effects on our industry and customers, which in turn may impact our business, results of operations and financial condition. Effects of the current pandemic include, or may include, among others:

•
deterioration of worldwide, regional or national economic conditions and activity, which could further reduce or prolong the recent significant declines in energy prices, or adversely affect global demand for LPG and LNG, demand for our services, and charter and spot rates;

•	disruptions to our operations as a result of the potential health impact on our employees and crew, and on the workforces of our customers and business partners;

•
disruptions to our business from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions (including for any of our onshore personnel or any of our crew members to timely embark or disembark from our vessels), increased inspection regimes, hygiene measures (such as quarantining and physical distancing) or increased implementation of remote working arrangements;

•
potential delays in the loading and discharging of cargo on or from our vessels, and any related off hire due to quarantine, worker health, or regulations, which in turn could disrupt our operations and result in a reduction of revenue;

•
potential shortages or a lack of access to required spare parts for our vessels, or potential delays in any repairs to, or scheduled or unscheduled maintenance or modifications or dry docking of, our vessels (including the currently scheduled drydocks for 14 of our LNG and LPG carriers in 2020), as a result of a lack of berths available by shipyards from a shortage in labor or due to other business disruptions;

•	potential delays in vessel inspections and related certifications by class societies, customers or government agencies;

•	potential reduced cash flows and financial condition, including potential liquidity constraints;

•
reduced access to capital, including the ability to refinance any existing obligations, as a result of any credit tightening generally or due to continued declines in global financial markets, including to the prices of publicly-traded securities of us, our peers and of listed companies generally;

•	a reduced ability to opportunistically sell any of our LNG or LPG vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels;

•
a decline in the market value of our vessels, which may cause us to (a) incur impairment charges or (b) breach certain covenants under our financing agreements (including our secured facility agreements and financial leases) relating to vessel-to-loan covenants;

•	a reduced ability to fund repurchases of our common units pursuant to our common unit repurchase program;

•
disruptions, delays or cancellations in the construction of new LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which could limit or adversely affect our ability to pursue future growth opportunities; and

•
potential deterioration in the financial condition and prospects of our customers or joint venture partners, or attempts by customers or third parties to invoke force majeure contractual clauses as a result of delays or other disruptions.

Although disruption and effects from the novel coronavirus pandemic may be temporary, given the dynamic nature of these circumstances and the worldwide nature of our business and operations, the duration of any business disruption and the related financial impact to us cannot be reasonably estimated at this time, but could materially affect our business, results of operations and financial condition.
Our future performance and ability to secure future employment for our vessels depends on growth (including any continued growth) in LNG production, demand and supply for LNG and LPG, and associated demand and supply for LNG and LPG shipping.
Our future performance, including our ability to strengthen our balance sheet and to profitably employ and expand our fleet, will depend on growth in LNG production, demand and supply for LNG and LPG, and associated demand and supply for LNG and LPG shipping services. Accordingly, our future performance depends on growth in world and regional demand and supply for LNG and LPG, and marine transportation of LNG and LPG, as well as the supply of LNG and LPG. Demand or supply for LNG and LPG and for the marine transportation of LNG and LPG could be negatively affected by a number of factors, such as:

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

•	decreases in the consumption of natural gas due to increases in its price relative to other energy sources, such as oil, or other factors making consumption of natural gas less attractive;

•	increases in availability of additional sources of natural gas, including shale gas;

•
increases in the number of LNG or LPG newbuilding vessels, which could lead to an oversupply of vessels in the market and in turn create downward pressure on the demand for LNG and LPG shipping services;

•	increases in availability of alternative or renewable energy sources; and

•
negative global or regional economic or political conditions, particularly in LNG and LPG consuming regions, which could reduce energy consumption or its growth, including labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification.

Furthermore, spot charter rates initially came under pressure commencing in February 2020 due to the impact of the novel coronavirus pandemic. In addition, trading prices of our equity securities have been volatile due in part to the recent impact of the pandemic on the energy and financial markets overall. The ongoing pandemic may significantly impact global economic activity (including the demand for LNG and LPG, and associated shipping rates, which may in turn negatively affect our spot chartered vessels) and may disrupt, delay or lead to cancellations of the construction of new LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which in turn could negatively affect our business, results of operations and financial condition.
Reduced demand for LNG and LPG shipping could have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.
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
In addition, the United Kingdom exited the European Union (or EU) on January 31, 2020 and entered into a transition period from February 1, 2020 to December 31, 2020 during which it will seek to agree to the terms of its future relationship with the EU. Uncertainty regarding the relationship between the United Kingdom and the EU post-2020 may create economic instability in the United Kingdom which could affect our operations, including our access to bank loans, and may lead to an adverse effect on our business. While we will seek to minimize associated risk by implementing mitigation plans, we cannot assure you that any such plans will be effective.
We make capital expenditures to maintain the operating capacity of our fleet, which reduce our cash available for distribution. In addition, each quarter our General Partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available for distribution to unitholders than if actual maintenance capital expenditures were deducted.
We must make capital expenditures to maintain, over the long term, the operating capacity of our fleet. These maintenance capital expenditures include capital expenditures associated with dry docking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

•	the cost of labor and materials;

•	the ability to timely complete any capital expenditures;

•	customer requirements;

•	increases in the size of our fleet;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•	competitive standards.

In addition, our actual maintenance capital expenditures can vary significantly from quarter-to-quarter based on, among other things, the number of vessels dry docked during that quarter. Certain repair and maintenance items are more efficient to complete while a vessel is in dry dock. Consequently, maintenance capital expenditures will typically increase in periods when there is an increase in the number of vessels dry docked. Our maintenance capital expenditures reduce the amount of cash we have available for distribution to our unitholders.

In 2020, 14 of our LNG and LPG vessels are scheduled to be dry-docked and, in 2021, 11 of our LNG and LPG vessels are scheduled to be dry-docked. The dry-dockings for all of these vessels may be longer and more costly than normal as a result of the installation of ballast water treatment systems (or BWTS) on each vessel in order to comply with regulatory requirements. Any delay or cost overrun of the dry-docking could have a material adverse effect on our business, results of operations and financial condition.

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

We may make substantial capital expenditures to expand the size of our fleet or gas business and generally are required to make significant installment payments for acquisitions of newbuilding vessels or for construction of receiving and regasification terminals prior to their delivery or completion and generation of revenue.
We have previously made substantial capital expenditures to increase the size of our fleet or gas business. In the event that we further increase the size of our fleet or gas business, we may incur further substantial capital expenditures. Please read “Item 5 – Operating and Financial Review and Prospects: Contractual Obligations and Contingencies” for additional information about our commitments associated with our capital expenditures. The obligations of us and our equity-accounted joint ventures to pay the committed expenditures is not conditional upon our or their ability to obtain financing for such purchases. Please read "Item 5 – Operating and Financial Review and Prospects: Contractual Obligations and Contingencies."
Any capital expenditures, including as a result of pursuing future fleet expansion opportunities, may reduce our cash available for distribution to our unitholders. Funding of any capital expenditures with debt may significantly increase our interest expense and financial leverage, and funding of capital expenditures by issuing additional equity securities may result in significant unitholder dilution. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions to unitholders.

We regularly evaluate and pursue opportunities to provide the marine transportation requirements for new or expanding LNG and LPG projects. The award process relating to LNG transportation opportunities typically involves various stages and takes several months to complete. We may not be awarded charters relating to any of the projects we pursue. If we bid on and are awarded contracts relating to any LNG and LPG project, we will need to incur significant capital expenditures to build the LNG and LPG carriers.

To fund any existing or future capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay distributions to our unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our current level of quarterly distributions to unitholders, which could have a material adverse effect on our ability to make cash distributions.

In addition, although delivery of a completed vessel will not occur until much later (approximately two to three years from the time an order is placed), we typically must pay an initial installment up-front upon signing the purchase contract. During the construction period, we generally are required to make installment payments on newbuildings prior to their delivery, in addition to incurring financing, miscellaneous construction and project management costs, but we do not derive any income from the vessel until after its delivery. If we finance these payments by issuing debt or equity securities, we will increase the aggregate amount of interest or cash required to maintain our current level of quarterly distributions to unitholders prior to generating cash from the operation of the newbuilding.
Our substantial debt levels may limit our flexibility in obtaining additional financing, refinancing credit facilities upon maturity, pursuing other business opportunities and paying distributions.
As at December 31, 2019, our consolidated debt, obligations related to finance leases and operating leases, and advances from affiliates totaled $3.3 billion and we had the capacity to borrow an additional $166.2 million under our revolving credit facilities. These facilities may be used by us for general partnership purposes. If we obtain debt financing for future newbuilding orders or we are awarded contracts for new LNG or LPG projects, our consolidated debt and obligations related to finance leases and operating leases will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

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

•
if we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we may be unable to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy;

•	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt and obligations related to finance leases depends upon, among other things, our future financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. Furthermore, our ability to borrow against the vessels in our existing fleet and any vessels we may acquire in the future largely depends on the value of the vessels, which in turn depends in part on charter hire rates, charter lengths and the ability of our charterers to comply with the terms of the charters. If our operating results are not sufficient to service our current or future indebtedness or obligations related to finance leases, we will be forced to take actions such as reducing distributions, reducing, canceling or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, seeking to restructure or refinance our debt, seeking additional debt or equity capital or seeking bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.
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

Some of our financing arrangements require us to maintain a minimum level of tangible net worth, to maintain certain ratios of vessel values as it relates to the relevant outstanding principal balance, to maintain a minimum level of aggregate liquidity, to maintain leverage below a maximum level and require certain of our subsidiaries to maintain restricted cash deposits. Please read "Item 5 – Operating and Financial Review and Prospects: Credit Facilities and Finance Leases." Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion or all of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. This could lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans.

Furthermore, the termination of any of our charter contracts by our customers could result in the repayment of the debt facilities to which the chartered vessels relate.

Restrictions in our debt agreements may prevent us from paying distributions.

The payment of principal and interest on our debt and obligations related to finance leases reduces cash available for distribution on our units. In addition, our financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to notify the lenders of any material discharge of hazardous material, or of any action or claim related thereto;

•	breach or lapse of any insurance with respect to vessels securing the facility;

•	breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	bankruptcy or insolvency events;

•	failure of any representation or warranty to be materially correct;

•	a change of control, as defined in the applicable agreement; or

•	a material adverse effect, as defined in the applicable agreement.
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

•
upon our breach of the relevant contract, the customer exercises certain rights to terminate the charter, purchase or cause the sale of the vessel or, under some of our charters, convert the time-charter to a bareboat charter (some of which rights are exercisable at any time);

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

Two of the six MALT LNG Carriers in our 52%-owned MALT Joint Venture, the Marib Spirit and Arwa Spirit, were chartered-out to Yemen LNG under long-term charter contracts with YLNG. However, due to the political unrest in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the Teekay LNG-Marubeni Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments were deferred. Concurrently with the expiration of the most current deferral arrangement, in April 2019, the MALT Joint Venture entered into a suspension agreement with YLNG (the Suspension Agreement) pursuant to which the MALT Joint Venture and YLNG agreed to suspend the two charter contracts for a period of up to three years from the date of the agreement. Please read “Item 5 – Operating and Financial Review and Prospects: Significant Developments in 2019 and Early 2020 – Charter Contracts for MALT LNG Carriers."

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
Natural gas prices are volatile and have recently reached their lowest levels since 2009 in certain geographic areas. Low energy prices may negatively affect both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil. These declines in energy prices have adversely affected energy and master limited partnership capital markets and available sources of financing for our capital expenditures and debt repayment obligations. A sustained low energy price environment may adversely affect our business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things which are beyond our control:

•	fluctuations in worldwide and regional supply of and demand for natural gas;

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
We have several LPG/multi-gas carriers that operate in the LPG spot market and are either owned by us or owned or chartered-in by the Exmar LPG Joint Venture, a joint venture entity formed pursuant to a joint venture agreement made in February 2013 between us and Belgium-based Exmar NV to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. The charters in the spot market operate for short durations and are priced on a current, or “spot,” market rate. The LPG spot market is volatile and fluctuates based upon the many conditions and events that affect the price, production and transport of LPG, including competition from alternative energy sources and negative global or regional economic or political conditions. Any adverse changes in the LPG markets may impact our ability to enter into economically beneficial charters when our LPG/multi-gas carriers complete their existing short-term charters in the LPG spot market, which may reduce vessel earnings and impact our operating results.
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
A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and LNG carriers. Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital-intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG infrastructure or disrupt the supply of LNG, including:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms, or at all;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

•	local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;

•	any significant explosion, spill or similar incident involving an LNG facility or LNG carrier; and

•	labor or political unrest affecting existing or proposed areas of LNG production.

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
One of our principal objectives is to enter into long-term, fixed-rate LNG and LPG charters. The process of obtaining new long-term charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shipping contracts are awarded based upon a variety of factors relating to the vessel operator, including:

•	size, age, technical specifications and condition of the vessel;

•	shipping industry relationships and reputation for customer service and safety;

•	shipping experience and quality of ship operations (including cost effectiveness);

•	quality and experience of seafaring crew;

•	safety record;

•	the ability to finance carriers at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

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
Our ability to charter or recharter our LNG and LPG carriers upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters depend upon, among other things, the then current states of the LNG and LPG carrier markets. As of December 31, 2019, in our liquefied natural gas and liquified petroleum gas operating fleet, including the Magellan Spirit chartered-in from the Teekay LNG-Marubeni Joint Venture, we had zero and six vessels, respectively, that were unchartered or trading in the spot market; we had three and fourteen vessels, respectively, with charters scheduled to expire in 2020, excluding extension options; and two and six vessels, respectively, with charters scheduled to expire in 2021, excluding extension options. If charter rates are low when existing time charters expire, we may be required to recharter our vessels at reduced rates or even possibly at a rate whereby we incur a loss, which would harm our results of operations. Alternatively, we may determine to leave such vessels off-charter. The size of the current orderbooks for LNG carriers and LPG carriers is expected to result in the increase in the size of the world LNG and LPG fleets over the next few years. An over-supply of vessel capacity, combined with stability or any decline in the demand for LNG or LPG carriers, may result in a reduction of charter hire rates.
We may have more difficulty entering into long-term, fixed-rate LNG time-charters if the active short-term, medium-term or spot LNG shipping markets continue to develop.
LNG shipping historically has been transacted with long-term, fixed-rate time-charters, usually with terms ranging from 15 to 20 years. One of our principal strategies is to enter into additional long-term, fixed-rate LNG time-charters. In recent years, the amount of LNG traded on a spot and short-term basis (defined as contracts with a duration of 4 years or less) has been increasing. In 2019, spot and short-term trades accounted for approximately 30% of global LNG trade.

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
Over time, the value of our vessels may decline, which could adversely affect our operating results.
Vessel values for LNG and LPG carriers can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in natural gas and energy markets;

•	a substantial or extended decline in demand for natural gas, LNG or LPG;

•	competition from more technologically advanced vessels;

•	increases in the supply of vessel capacity; and

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

A reduction in our net assets could result in a breach of certain financial covenants contained in our credit agreements, which could limit our ability to borrow additional funds under our credit facilities or require us to repay outstanding amounts. This could harm our business, results of operations, financial condition, ability to raise capital or ability to pay distributions. For the write-downs that occurred during 2019, please read "Item 5 – Operating and Financial Review and Prospects: Management's Discussion and Analysis of Financial Condition and Results of Operations – Year Ended December 31, 2019 versus Year Ended December 31, 2018", "Item 18 – Financial Statements: Note 8 – Intangible Assets and Goodwill" and "Item 18 – Financial Statements: Note 19 – Gain (Loss) on Sales and Write-Down of Vessels."
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
We have invested and are investing in technology upgrades such as MEGI twin engines and other equipment and designs for certain LNG carriers, including, among other things, to improve fuel efficiency and vessel performance. These new engine designs and other equipment may not perform to expectations, which may result in performance issues or claims based on failure to achieve specification included in charter party agreements. Actual fuel consumption for our MEGI LNG carriers exceeds specified levels in certain charter party agreements, which may result in reimbursement by us to the charterer for the cost of the excess fuel consumed. The amount of the reimbursements generally will increase to the extent fuel prices increase, including as a result of the IMO 2020 regulations that took effect on January 1, 2020 and limit Sulfur content in vessel fuel oils. We are installing additional equipment to lower fuel consumption on some of these vessels. Continued reimbursement obligations, unrecovered capital expenditures or new equipment installations not performing to our expectations could harm our results of operations or financial condition.
We or our joint venture partners may be unable to operate an LNG receiving and regasification terminal and may be exposed from time to time to conditions, developments, or requirements that may adversely affect us or our joint venture.
We have a 30% ownership interest in an LNG regasification and receiving terminal in Bahrain (please read “Item 18 – Financial Statements: Note 7a(i) – Equity-Accounted Joint Ventures”). Although the Bahrain LNG Joint Venture has completed mechanical construction and commissioning of the Bahrain terminal and is currently receiving terminal use payments, certain handover arrangements in respect of the Bahrain terminal remain subject to the approval of the lenders of the Bahrain LNG Joint Venture. As a result, the Bahrain LNG Joint Venture may experience associated delays in the formal acceptance of the terminal and the commencement of commercial operations if the Bahrain LNG Joint Venture does not satisfy all applicable conditions and obtain all necessary consents in accordance with its financing agreements.

Accordingly, we or our joint venture partners may be unable to operate the LNG receiving and regasification terminal properly, whether due to a lack of satisfaction of such conditions, a lack of obtaining such consents, a lack of industry experience, or otherwise, which could affect our ability to operate the terminal, including as a result of a reduction in the expected output of the terminal. Any such reduction could decrease revenues to the Bahrain LNG Joint Venture which may harm our business, results of operations and financial condition.

In addition, the development, construction and operation of large-scale energy and regasification projects, such as the Bahrain terminal, are inherently subject to unforeseen conditions or developments. Such conditions or developments may include, among others: shortages or delays in deliveries of equipment, materials or labor; significant cost over-runs; labor disruptions; government issues; regulatory changes; legal disputes with third-parties, including contractors, sub-contractors and customers; investigations involving various authorities; adverse weather conditions; unanticipated increases in equipment, material or labor costs; reductions in access to financing, an increase in the amount of required support from shareholders of the Bahrain LNG Joint Venture under the terms of the financing, the ability to comply with all conditions and requirements under the terms of the financing, and the ability to obtain any applicable waivers or consents from our lenders on a timely basis or at all; unforeseen engineering, technical and technological design, environmental, infrastructure or engineering issues; the inability to operate the Bahrain terminal at its full designed capacity; a temporary shutdown of the Bahrain terminal; and a general inability to realize the anticipated benefits of the Bahrain terminal, including all the benefits associated with the long-term contract with the customer. In the event that one or more of these conditions or developments were to materialize or continue for a prolonged period (in particular, any legal disputes with third parties or the Bahrain LNG Joint Venture’s inability to comply with all conditions and requirements under the terms of its financing or obtain any applicable waivers or consents from its lenders under the terms of its financing), our business, results of operations and financial condition could be harmed.
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
Adverse effects upon the oil and gas industry relating to climate change may also adversely affect demand for our services. Although we do not expect that demand for oil and gas will lessen dramatically over the short term due to climate change, in the long term, climate change may reduce the demand for oil and gas or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any longer term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.
We may be unable to make or realize expected benefits from acquisitions, and implementing our strategy through acquisitions may harm our business, financial condition and operating results.
Part of our strategy includes acquiring existing LNG and LPG carriers or LNG and LPG shipping businesses as the opportunities arise. Historically, there have been very few purchases of existing vessels and businesses in the LNG and LPG shipping industries. Factors that may contribute to a limited number of acquisition opportunities in the LNG and LPG shipping industries in the near term include the relatively small number of independent LNG and LPG fleet owners and the limited number of LNG and LPG carriers not subject to existing long-term charter contracts. In addition, competition from other companies could reduce our acquisition opportunities or cause us to pay higher prices.

Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, acquisitions may expose us to risks that may harm our business, financial condition and operating results, including risks that we may:

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
The operation of LNG and LPG carriers is inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, only certain of our LNG and LPG carriers carry insurance covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

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

Changes in the insurance markets attributable to terrorist attacks, outbreaks of communicable diseases, environmental catastrophes, or political change may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available may be significantly more expensive than our existing coverage or be available with restrictive terms.
Our and many of our customers’ substantial operations outside the United States expose us and them to political, governmental and economic instability, which could harm our operations.
Because our operations, and the operations of certain of our customers, are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we and they engage in business. Any disruption caused by these factors could harm our business or the business of these customers, including by reducing the levels of oil and gas exploration, development and production activities in these areas. We derive some of our revenues from shipping LNG and LPG from politically and economically unstable regions, such as Angola and Yemen. Hostilities, strikes, or other political or economic instability in regions where we or these customers operate or where we or they may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions, or on the ability of these customers to make payments or otherwise perform their obligations to us. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in which we operate or to which we trade may harm our business and ability to make cash distributions. For example, general trade tensions between the United States and China escalated in 2018 and continued through much of 2019, with the United States imposing a series of tariffs on China and China responding by imposing tariffs on United States products. Although during the last quarter of 2019, the United States and China negotiated an agreement to reduce trade tensions which became effective in February 2020, our business could be harmed by increasing trade protectionism or trade tensions between the United States and China, as well as any trade embargoes or other economic sanctions by the United States or other countries. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results. Please see above relating to our two vessels chartered out to YLNG “Item 3 – Risk Factors: We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel, or any adjustment to our charter contracts could result in a significant loss of revenues and cash flow.”
Terrorist attacks, increased hostilities, political change or war could lead to further economic instability, increased costs and disruption of our business.
Terrorist attacks, the current conflicts in the Middle East, South East Asia, West Africa and elsewhere, and political change, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East, especially among Qatar, Saudi Arabia, UAE, Iran, Yemen and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, or elsewhere, which may contribute to economic instability and disruption of LNG and LPG production and distribution, which could result in reduced demand for our services or impact on our operations and or our ability to conduct business.

In addition, LNG and LPG facilities, shipyards, vessels, pipelines and gas fields could be targets of future terrorist attacks and warlike operations and our vessels could be targets of hijackers, terrorists or warlike operations. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport LNG and LPG to or from certain locations. Terrorist attacks, war, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of LNG and LPG to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

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
Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services and continue to develop in ways which we cannot predict, including with respect to evolving technologies such as cloud computing. The EU has adopted the General Data Privacy Regulation (or GDPR), a comprehensive legal framework to govern data collection, use and sharing and related consumer privacy rights which took effect in May 2018. The GDPR includes significant penalties for non-compliance. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

Sanctions against key participants in the Yamal LNG Project could impede performance of the Yamal LNG Project, which could have a material adverse effect on us.
The U.S. Treasury Department’s Office of Foreign Assets Control (or OFAC) placed Russia-based Novatek, a 50.1% owner of the Yamal LNG Project, on the Sectoral Sanctions Identifications List. OFAC also previously imposed sanctions on an investor in Novatek and these sanctions also remain in effect. The current restrictions on Novatek prohibit U.S. persons (and their subsidiaries) from participating in debt financing transactions of greater than 60 days maturity with Novatek and, by virtue of Novatek’s 50.1% ownership interest, the Yamal LNG Project. The EU also imposed certain sanctions on Russia. These sanctions require an EU license or authorization before a party can provide certain technologies or technical assistance, financing, financial assistance, or brokering with regard to these technologies. However, the technologies being currently sanctioned by the EU appear to focus on oil exploration projects, not gas projects. In addition, OFAC and other governments or organizations may impose additional sanctions on Novatek, the Yamal LNG Project or other project participants, which may further hinder the ability of the Yamal LNG Project to receive necessary financing. Although we believe that we are in compliance with all applicable sanctions, laws and regulations, and intend to maintain such compliance, the scope of these sanctions laws may be subject to change.

In September 2019, OFAC imposed sanctions on COSCO Shipping Tanker (Dalian) Co., Ltd. (or COSCO Dalian). At the time, COSCO Dalian owned 50% of China LNG Shipping (Holdings) Limited (or CLNG). CLNG was not listed on the OFAC Order as a Specially Designated National or involved in any sanctioned activity, but by virtue of being 50%-owned by COSCO Dalian at the time, CLNG was designated as a “Blocked Person” under OFAC's deeming rules. CLNG, in turn, owns a 50% interest in our Yamal LNG joint venture (or the Yamal LNG Joint Venture), which owns six on-the-water ARC7 LNG carriers. As a result of CLNG’s 50% interest, the Yamal LNG Joint Venture at the time also qualified as a “Blocked Person" under OFAC's deeming rules. In October 2019, the COSCO group completed an ownership restructuring on arms'-length terms pursuant to which its 50% interest in CLNG was transferred from COSCO Dalian to a non-sanctioned COSCO entity, which automatically resulted in CLNG and the Yamal LNG Joint Venture no longer being classified as a “Blocked Person” under OFAC's deeming rules. Although CLNG and, by implication, our Yamal LNG Joint Venture were absolved from sanctions as a result of the October 2019 restructuring, subsequently in January 2020, OFAC lifted its sanctions against COSCO Dalian. We do not expect any material financial impact to us from these resolved issues.

Future sanctions may prohibit the Yamal LNG Joint Venture from performing under its contracts with the Yamal LNG Project, which could have a material adverse effect on our financial condition, results of operations and ability to make cash distributions on our units.

In addition to the Yamal LNG Joint Venture, participants in other projects in which we are involved (including, with respect to such other projects, our joint venture partners, customers, and their respective shareholders or management) may be subject to sanctions, which sanctions may have a material adverse effect on the success of those projects or our joint ventures and, in turn, on our financial condition, results of operations and ability to make cash distributions on our units.
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

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. Additional laws, regulations, taxes or levies may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. New or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. For further information about regulations affecting our business and related requirements on us, please read “Item 4 – Information on the Partnership: B. Operations – Regulations.”

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
Exposure to interest rate fluctuations will result in fluctuations in our cash flows and operating results and subject us to risks related to the phasing out of LIBOR.
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. Interest rate changes could impact the amount of our interest payments, and accordingly, our future earnings and cash flow, assuming other factors are held constant. In accordance with our risk management policy, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt. We cannot assure you that any hedging activities entered into by us will be effective in fully mitigating our interest rate risk from our variable rate indebtedness.

In addition, LIBOR and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current and future debt agreements to perform differently than in the past or cause other unanticipated consequences. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021, and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. While some of the agreements governing our revolving facilities, term loan facilities and finance lease facilities provide for an alternate method of calculating interest rates in the event that a LIBOR rate is unavailable, if LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, there may be adverse impacts on the financial markets generally and interest rates on borrowings under our revolving facilities and term loan facilities may be materially adversely affected.

In addition, we are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. For further information about our financial instruments at December 31, 2019, that are sensitive to changes in interest rates, please read "Item 11 – Quantitative and Qualitative Disclosures About Market Risk."
Uncertainty as to the nature of potential changes to LIBOR, alternative reference rates or other reforms may adversely affect the trading market for LIBOR-based securities, including our Series B Preferred Units.
If the calculation agent for our Series B Preferred Units determines that LIBOR has been discontinued, the calculation agent will determine whether to use a substitute or successor base rate that it has determined in its sole discretion is most comparable to three-month LIBOR, provided that if the calculation agent determines there is an industry accepted successor base rate, the calculation agent shall use such successor base rate. The calculation agent in its sole discretion may also implement changes to the business day convention, the definition of business day, the distribution determination date and any method for obtaining the substitute or successor base rate if such rate is unavailable on the relevant business day, in a manner that is consistent with industry accepted practices for such substitute or successor base rate. Unless the calculation agent determines to use a substitute or successor base rate as so provided, if a published three-month LIBOR rate is unavailable, the distribution rate of our Series B Preferred Units during the floating rate period will be determined using specified alternative methods. Any such alternative methods may result in distribution payments that are lower than or that do not otherwise correlate over time with the distribution payments that would have been made on our Series B Preferred Units during the floating rate period if three-month LIBOR were available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of three-month LIBOR may make one or more of the alternative methods impossible or impracticable to determine. If a published three-month LIBOR rate is unavailable during the floating rate period and banks are unwilling to provide quotations for the calculation of LIBOR, the alternative method sets the distribution rate for a distribution period as the same rate as the immediately preceding distribution period, which could remain in effect in perpetuity unless we redeem our Series B Preferred Units, and the value of our Series B Preferred Units may be adversely affected.
Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt our operations and adversely affect our cash flows.
A significant portion of our seafarers are employed under collective bargaining agreements. While some of our labor agreements have recently been renewed, crew compensation levels under future collective bargaining agreements may exceed existing compensation levels, which would adversely affect our results of operations and cash flows. We may be subject to labor disruptions in the future if our relationships deteriorate with our seafarers or the unions that represent them. Our collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to unitholders.
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
We rely heavily on the cash flow generated from our LNG and LPG carriers that operate in the LNG or LPG transportation businesses. Due to our lack of diversification, an adverse development in the LNG or LPG shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.
Teekay Corporation and its affiliates may engage in competition with us.
Teekay Corporation and its affiliates and joint ventures may engage in competition with us. Pursuant to an omnibus agreement between Teekay Corporation, Altera Infrastructure L.P (formerly Teekay Offshore Partners L.P.) (or Altera), us and other related parties, Teekay Corporation, Altera and their respective controlled affiliates (other than us and our subsidiaries) generally have agreed not to own, operate or charter LNG carriers without the consent of our General Partner. The omnibus agreement, however, allows Teekay Corporation, Altera or any of their controlled affiliates to:

•
acquire LNG carriers and related time-charters as part of a business if a majority of the value of the total assets or business acquired is not attributable to the LNG carriers and time-charters, as determined in good faith by the Board of Directors of Teekay Corporation or the conflicts committee of the board of directors of Altera's general partner; however, if at any time Teekay Corporation or Altera completes such an acquisition, it must offer to sell the LNG carriers and related time-charters to us for their fair market value plus any additional tax or other similar costs to Teekay Corporation or Altera that would be required to transfer the LNG carriers and time-charters to us separately from the acquired business; or

•
own, operate and charter LNG carriers that relate to a bid or award for an LNG project that Teekay Corporation, Altera or any of their subsidiaries submits or receives; however, at least 180 days prior to the scheduled delivery date of any such LNG carrier, Teekay Corporation or Altera must offer to sell the LNG carrier and related time-charter to us, with the vessel valued at its “fully-built-up cost,” which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Corporation or Altera to acquire or construct and bring such LNG carrier to the condition and location necessary for our intended use, plus a reasonable allocation of overhead costs related to the development of such a project and other projects that would have been subject to the offer rights set forth in the omnibus agreement but were not completed.

If we decline the offer to purchase the LNG carriers and time-charters described above, Teekay Corporation or Altera may own and operate the LNG carriers, but may not expand that portion of its business.

In addition, pursuant to the omnibus agreement, Teekay Corporation, Altera or any of their respective controlled affiliates (other than us and our subsidiaries) may:

•
acquire, operate or charter LNG carriers if our General Partner has previously advised Teekay Corporation or Altera that the Board of Directors of our General Partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the carriers;

•	acquire up to a 9.9% equity ownership, voting or profit participation interest in any publicly traded company that owns or operates LNG carriers; and

•	provide ship management services relating to LNG carriers.

During 2018, there was a change in control of Altera, which gives Altera the right to elect to terminate the omnibus agreement. Termination of the omnibus agreement could have an adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to unitholders. We have not received any indication from Altera that it intends to terminate the omnibus agreement.
Our General Partner and its other affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to those of unitholders.
Teekay Corporation, which owns and controls our General Partner, indirectly owns our 2% general partner interest and as at December 31, 2019 owned 32.5% of our common units. The directors and officers of our General Partner have a fiduciary duty to manage our General Partner in a manner beneficial to Teekay Corporation. Furthermore, certain directors and officers of our General Partner are directors or officers of affiliates of our General Partner. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our General Partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our General Partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•
neither our partnership agreement nor any other agreement requires our General Partner or Teekay Corporation to pursue a business strategy that favors us or utilizes our assets, and Teekay Corporation’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of Teekay Corporation, which may be contrary to our interests;

•
executive officers of Teekay Gas Group Ltd., a subsidiary of Teekay LNG Operating L.L.C. (or Opco), our wholly-owned subsidiary, and three of the directors of our General Partner also currently serve as officers or directors of Teekay Corporation;

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
Finance ministers of the EU rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are put on a “grey list” or a “blacklist”. Bermuda and the Marshall Islands were removed from the blacklist in May and October 2019, respectively. Subsequently, in February 2020, Bermuda and the Marshall Islands were "white-listed" by the EU, and we understand that these two countries fully expect to meet the EU requirements going forward.

EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the blacklist.

We are a Marshall Islands limited partnership with our headquarters in Bermuda. A majority of our subsidiaries are Marshall Islands entities and many of our subsidiaries are either organized or registered in Bermuda. These jurisdictions have enacted economic substance laws and regulations with which we may be obligated to comply. We understand that recently-adopted Bermudian legislation requires each Bermudian-registered entity to maintain a substantial economic presence in Bermuda and provides that a registered entity that carries on a relevant activity may comply with the economic substance requirements if (i) it is directed and managed in Bermuda, (ii) its core income-generating activities are undertaken in Bermuda with respect to the relevant activity, (iii) it maintains adequate physical presence in Bermuda, (iv) it has adequate full-time employees in Bermuda with suitable qualifications and (v) it incurs adequate operating expenditures in Bermuda in relation to the relevant activity. Teekay LNG Partners, as a partnership, is not subject to the Bermuda economic substance laws and regulations while each of our Bermuda registered corporate subsidiaries is subject to the scope of these substance requirements. The Marshall Islands have also adopted similar economic substance requirements. The Marshall Islands provide a lower economic substance threshold for entities that carry on certain relevant activities including certain international shipping activities and pure equity holding activities. We believe that we and our subsidiaries are compliant with the Bermuda and the Marshall Islands economic substance requirements and do not currently expect that these requirements will have a material adverse effect on our business, financial condition and operating results. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and therefore could result in fines or other penalties, increased monitoring and audits, and dissolution of the noncompliant entity, which could have an adverse effect on our business, financial condition or operating results.
Our joint venture arrangements impose obligations upon us but limit our control of the joint ventures, which may affect our ability to achieve our joint venture objectives.
For financial or strategic reasons, we conduct a portion of our business through joint ventures. Generally, we are obligated to provide proportionate financial support for the joint ventures although our control of the business entity may be substantially limited. Due to this limited control, we generally have less flexibility to pursue our own objectives through joint ventures or to access available cash of the joint ventures than we would with our own subsidiaries. There is no assurance that our joint venture partners will continue their relationships with us in the future or that we will be able to achieve our financial or strategic objectives relating to the joint ventures and the markets in which they operate. In addition, our joint venture partners may have business objectives that are inconsistent with ours, experience financial and other difficulties (including under relevant sanctions and anti-bribery and corruption laws) that may affect the success of the joint venture or be unable or unwilling to fulfill their obligations under the joint ventures, which may affect our financial condition or results of operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate our vessels worldwide, which may require our vessels to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the FCPA), and the Bribery Act 2010 of the United Kingdom or the (UK Bribery Act). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
Tax Risks
In addition to the following risk factors, you should read "Item 4E – Taxation of the Partnership", "Item 10 – Additional Information – Material United States Federal Income Tax Considerations" and “Item 10 – Additional Information – Non-United States Tax Considerations" for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our units.
U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC), for such purposes in any taxable year for which either (i) at least 75% of its gross income consists of “passive income,” or (ii) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

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

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under "Item 10 – Additional Information: Material United States Federal Income Tax Considerations") held units, such U.S. Holder would face adverse tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read "Item 10 – Additional Information: Material United States Federal Income Tax Considerations – United States Federal Income Taxation of U.S. Holders – Consequences of Possible PFIC Classification."
We are subject to taxes, which reduces our cash available for distribution to partners.
We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, Teekay Corporation indirectly owns less than 50% of the value of our outstanding units but has voting control of us and therefore we believe that we do not satisfy the requirements of the exemption from U.S. taxation under Section 883 of the Code and our gross U.S. source income is subject to a 4% U.S. federal income tax under Section 887 of the Code. The amount of such tax will depend upon the amount of income we earn from voyages into or out of the United States, which is not within our complete control. In addition, some of our subsidiaries rely on an exemption under subsection 250(6) of the Income Tax Act (Canada) (or the Canada Tax Act) for (i) corporations whose principal business is international shipping and that derive all or substantially all of their revenue from international shipping, and (ii) certain corporations that hold eligible interests in such entities. The exemption deems the qualifying subsidiaries not to be resident in Canada for Canadian tax purposes. If these subsidiaries were to cease to qualify for the subsection 250(6) exemption and were otherwise determined to be resident in Canada, they could be subject to Canadian income tax on their world-wide income and their outbound distributions to shareholders would generally be subject to Canadian withholding tax. To the extent Teekay LNG Partners L.P. was to receive distributions from a corporation which failed to meet such exemption and was otherwise determined to be resident in Canada, Canadian withholding tax would generally apply in respect of such distributions.

Typically most of our charter contracts require the charter to indemnify us for a certain period of time in respect of taxes incurred as a consequence of the voyage activities of our vessels, which are under the direction of the charterers. However, we, our joint ventures and our subsidiaries operate in numerous jurisdictions that in certain cases have limitation periods in excess of the indemnity period under our charters. As such, there is a risk that we may not be able to claim an indemnity for tax liabilities that we may be required to pay after the indemnity period has expired.
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

Please see “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2019 and Early 2020.”

As of December 31, 2019, our fleet consisted of 49 LNG carriers (including the six MALT LNG Carriers, four RasGas III LNG Carriers, four Angola LNG Carriers, four Pan Union LNG Carriers, one Exmar LNG Carrier and six ARC7 LNG carriers (or the Yamal LNG Carriers) that are all accounted for under the equity method) and 30 LPG and multi-gas carriers (including the 23 Exmar LPG Carriers that are accounted for under the equity method). Our fleet is relatively young and has an average age of approximately seven years for our LNG carriers and approximately nine years for our LPG and multi-gas carriers, compared to world averages of 10 and 15 years, respectively, as of December 31, 2019. In addition, as at December 31, 2019, we had one LNG receiving and regasification terminal in Bahrain, in which we own a 30% interest.

Our fleets of LNG and LPG carriers (including equity-accounted vessels) currently have approximately 8.2 million and 1.0 million cubic meters of total capacity, respectively.

We were formed under the laws of the Republic of The Marshall Islands as a limited partnership, Teekay LNG Partners L.P., on November 3, 2004, and maintain our principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530.

The SEC maintains an Internet site at www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website is www.teekaylng.com. The information contained on our website is not part of this annual report.

B.	Operations
Our Fleet and Our Charters
We generate revenues by charging customers for the transportation of their LNG and LPG using our vessels. The majority of these services are provided through either a time-charter or bareboat charter contract, where vessels are chartered to customers for a fixed period of time at rates that are generally fixed but may contain a variable component based on inflation, interest rates or other factors.

Our vessels and our LNG regasification terminal in Bahrain primarily operate under fixed-rate contracts with major energy and utility companies. As of December 31, 2019, the average remaining term for these contracts was approximately 11 years for our LNG carriers and regasification terminal and approximately two years for our LPG carriers, subject, in certain circumstances, to termination or vessel purchase rights.

“Hire” rate refers to the basic payment from the customer for the use of a vessel. Hire is payable monthly, in advance, in U.S. Dollars or Euros, as specified in the charter. The hire rate generally includes two components – a capital cost component and an operating expense component. The capital cost component typically approximates the amount we are required to pay under vessel financing obligations. The operating expense component, which adjusts annually for inflation, is intended to compensate us for vessel operating expenses.

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
Liquefied Natural Gas Segment

LNG Carriers
The LNG carriers in our liquefied natural gas segment compete in the LNG market. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time and the charter rate is payable to the owner on a monthly basis and in advance. LNG shipping historically has been transacted with long-term, fixed-rate time-charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Most shipping requirements for new LNG projects continue to be provided on a long-term basis, though the levels of spot voyages (typically consisting of a single voyage), short-term time-charters and medium-term time-charters have grown in recent years. The amount of LNG traded on a spot and short-term basis (defined as contracts with a duration of 4 years or less) has increased from approximately 15% of total LNG supply in 2010 to approximately 30% in 2019.

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

With the exception of the Arctic Spirit and Polar Spirit, which are the only two ships in the world that utilize the Ishikawajima Harima Heavy Industries Self Supporting Prismatic Tank IMO Type B (or IHI SPB) independent tank technology, our fleet uses two of the Gaz Transport and Technigaz (or GTT) membrane containment systems. The GTT membrane systems are used in the majority of LNG tankers now being constructed. New LNG carriers generally have an expected lifespan of approximately 35 to 40 years. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2019, our LNG carriers, including equity-accounted vessels, had an average age of approximately seven years, compared to the world LNG carrier fleet average age of approximately 10 years. In addition, as at that date, there were approximately 593 vessels in the world LNG fleet and approximately 150 additional LNG carriers under construction or on order for delivery through 2022.
The following table provides additional information about the LNG carriers in our operating fleet as of December 31, 2019.

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
	(cubic meters)
Operating LNG carriers:
Consolidated
Arctic Spirit	87,305	1993	100%	Time-charter	Petronas LNG Ltd.	Apr. 2022
Polar Spirit	87,305	1993	100%	Time-charter	Petronas LNG Ltd.	May 2022
Hispania Spirit	137,814	2002	100%	Time-charter	Shell International Trading Middle East Ltd.	Sep. 2022(2)
Catalunya Spirit	135,423	2003	100%	Time-charter	Gas Natural SDG	Aug. 2023(2)
Galicia Spirit	137,814	2004	100%	Time-charter	Uniòn Fenosa Gas	Jul. 2029(3)
Madrid Spirit	135,423	2004	100%	Time-charter	Shell International Trading Middle East Ltd.	Dec. 2024(2)
Al Marrouna	149,539	2006	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Oct. 2026(4)
Al Areesh	148,786	2007	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jan. 2027(4)
Al Daayen	148,853	2007	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Feb. 2027(4)
Tangguh Hiri	151,885	2008	70%	Time-charter	The Tangguh Production Sharing Contractors	Jan. 2029

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
	(cubic meters)
Tangguh Sago	155,000	2009	70%	Time-charter	The Tangguh Production Sharing Contractors	May 2029
Magellan Spirit	165,700	2009	100% – Chartered-in(12)	Time-charter	Petróleo Brasileiro S.A.	Jun. 2022
WilForce	155,900	2013	100%	Bareboat	Awilco LNG ASA	Jan. 2020(5)
WilPride	155,900	2013	100%	Bareboat	Awilco LNG ASA	Jan. 2020(5)
Creole Spirit	173,400	2016	100% – Finance lease(6)	Time-charter	Cheniere Marketing, LLC	Feb. 2021
Oak Spirit	173,400	2016	100% – Finance lease(6)	Time-charter	Cheniere Marketing, LLC	Aug. 2021
Macoma	173,400	2017	100% – Finance lease (6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Oct. 2023(7)
Murex	173,400	2017	100% – Finance lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Oct. 2024(7)
Torben Spirit	173,400	2017	100% – Finance lease (6)	Time-charter	Gas Natural SDG	Feb. 2022
Magdala	173,400	2018	100% – Finance lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Jan. 2026(7)
Myrina	173,400	2018	100% – Finance lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	May 2024(7)
Megara	173,400	2018	100% – Finance lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Jul. 2026(7)
Bahrain Spirit	173,400	2018	100%	Time-charter	Bahrain LNG W.L.L.	Feb. 2039
Sean Spirit	174,000	2018	100%	Time-charter	BP Gas Marketing Limited	Dec. 2031(14)
Yamal Spirit	174,000	2019	100% – Finance lease(6)	Time-charter	Yamal Trade PTE. Ltd	Jan. 2034(2)

Equity-Accounted
Excalibur	138,034	2002	50%	Time-charter	Excelerate Energy LP	Mar. 2022
Marib Spirit	165,500	2008	52%	Time-charter	Yemen LNG Company Limited(9)	Mar. 2029(8)
Arwa Spirit	165,500	2008	52%	Time-charter	Yemen LNG Company Limited(9)	Apr. 2029(8)
Al Huwaila	214,176	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	May 2033(2)
Al Shamal	213,536	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	May 2033(2)
Al Kharsaah	214,198	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jun. 2033(2)
Al Khuwair	213,101	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jul. 2033(2)
Methane Spirit	165,500	2008	52%	Time-charter	Osaka Gas	Jul. 2020(13)
Woodside Donaldson	165,500	2009	52%	Time-charter	Pluto LNG Party Limited	Jun. 2026(10)

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
	(cubic meters)
Magellan Spirit	165,700	2009	52%	Time-charter	Teekay Luxembourg S.À R.L.(12)	Jun. 2022
Meridian Spirit	165,700	2010	52%	Time-charter	Total E&P Norge AS Mansel Limited	Nov. 2030(8)
Soyo	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Aug. 2031(2)
Malanje	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Sep. 2031(2)
Lobito	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Oct. 2031(2)
Cubal	160,400	2012	33%	Time-charter	Angola LNG Supply Services LLC	Jan. 2032(2)
Pan Asia	174,000	2017	30%	Time-charter	Methane Services Limited	Oct. 2037(11)
Pan Americas	174,000	2018	30%	Time-charter	Methane Services Limited	Jan. 2038(11)
Pan Europe	174,000	2018	20%	Time-charter	Methane Services Limited	Jul. 2038(11)
Eduard Toll	172,410	2018	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Rudolf Samoylovich	172,410	2018	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Pan Africa	174,000	2019	20%	Time-charter	Methane Services Limited	Jan. 2039(11)
Nikolay Yevgenov	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Vladimir Voronin	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Georgiy Ushakov	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Yakov Gakkel	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
	8,219,752

(1)	Each of our time-charters are subject to certain termination and purchase provisions.

(2)	The charterer has two options to extend the term for an additional five years each.

(3)	The charterer has one option to extend the term for an additional five years.

(4)	The charterer has three options to extend the term for an additional five years each.

(5)	The WilForce and the WilPride were sold in January 2020.

(6)	We are the lessee for these obligations related to finance leases and will be required to purchase the vessel after the end of the lease terms for a fixed price.

(7)	The charterer has four options to extend the term for an additional three years each.

(8)	The charterer has three options to extend the term for one, five and five additional years, respectively.

(9)
Please see "Item 5 – Operating and Financial Review and Prospects: Management's Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2019 and early 2020: Charter Contracts for MALT LNG Carriers" relating to the status of this charter contract.

(10)	The charterer has four options to extend the term for an additional five years each.

(11)	The charterer has five options to extend the term for an additional two years each.

(12)	The Magellan Spirit is chartered-in from the MALT Joint Venture, until June 2022. Teekay Luxembourg S.À R.L. is a wholly-owned consolidated subsidiary of ours.

(13)	The charterer has one option to extend the term for an additional one year.

(14)	The charterer has the right to terminate the charter contract after seven years.

The following table presents the percentage of our consolidated voyage revenues from LNG customers that accounted for more than 10% of our consolidated voyage revenues during 2019, 2018 and 2017.

	Year Ended December 31,
	2019	2018	2017
Royal Dutch Shell Plc(1)	21%	23%	12%
Ras Laffan Liquefied Natural Gas Company Ltd.	12%	14%	16%
Naturgy Energy Group S.A.	11%	Less than 10%	Less than 10%
Cheniere Marketing International LLP	11%	12%	14%
The Tangguh Production Sharing Contractors	Less than 10%	Less than 10%	11%

(1)	Includes its subsidiaries Shell International Trading Middle East Ltd. and Shell Tankers (Singapore) Private Ltd.

No other LNG customer accounted for 10% or more of our consolidated voyage revenues during any of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.
Other Assets
We have a 30% ownership interest in an LNG receiving and regasification terminal in Bahrain. In addition, we provide the operation and maintenance services to the Bahrain terminal. The Bahrain LNG Joint Venture completed the mechanical construction and commissioning of the Bahrain terminal in late-2019 and began receiving terminal use payments in early-2020 under its 20-year agreement with NOGA.

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

As of December 31, 2019, our LPG and multi-gas carriers (including equity-accounted vessels) had an average age of approximately nine years, compared to the world LPG carrier fleet average age of approximately 15 years. As of that date, the worldwide LPG tanker fleet consisted of approximately 1,466 vessels and approximately 100 additional LPG vessels were on order for delivery through 2022. LPG carriers range in size from approximately 100 to approximately 88,000 cubic meters. Approximately 46% of the vessels in the worldwide fleet are less than 5,000 cubic meters in size. New LPG carriers generally have an expected lifespan of approximately 30 to 35 years.

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

The following table provides information about our LPG and multi-gas carriers in our operating fleet as of December 31, 2019.

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter
	(cubic meters)
Operating LPG carriers:
Consolidated
Napa Spirit	10,200	2003	100%	Spot	Spot market	—
Sonoma Spirit	8,000	2003	100%	Spot	Spot market	—
Pan Spirit	10,000	2009	100%	Spot	Spot market	—
Cathinka Spirit	10,000	2009	100%	Time-charter	Mitsubishi Corporation	Jan. 2020
Camilla Spirit	10,000	2011	100%	Spot	Spot market	—
Unikum Spirit	12,000	2011	100%	Spot	Spot market	—
Vision Spirit	12,000	2011	100%	Spot	Spot market	—
Equity-Accounted
Temse	12,030	1995	50% – Finance lease	Time-charter	An international fertilizer company	Mar. 2020

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter
	(cubic meters)
Touraine	39,270	1996	50%	Time-charter	An international energy company	Jun. 2020
Brussels	35,454	1997	50%	Time-charter	An international energy company	Aug. 2020
Eupen	38,961	1999	50%	Time-charter	An international energy company	Jun. 2020(5)
Bastogne	35,229	2002	50%	Time-charter	An international energy company	Dec. 2020(2)
Antwerpen	35,223	2005	50% – Chartered-in	Time-charter	An international energy company	Mar. 2021
Libramont	38,455	2006	50%	Time-charter	An international fertilizer company	May 2026
Sombeke	38,447	2006	50%	Time-charter	An international fertilizer company	Jun. 2027
Sylvie	38,000	2007	50% – Chartered-in	Time-charter	An international trading company	Oct. 2020(6)
BW Tokyo	83,270	2009	50% – Chartered-in	Time-charter	An international trading company	Dec. 2020
Waasmunster	38,245	2014	50%	Time-charter	An international energy company	Sep. 2020(3)
Waregem	38,189	2014	50%	Time-charter	An international trading company	Jan. 2021(3)
Warinsart	38,213	2014	50%	Time-charter	An international energy company	Feb. 2021(3)
Warisoulx	38,000	2015	50%	Time-charter	An international trading company	Jun. 2020
Kaprijke	38,000	2015	50%	Time-charter	An international fertilizer company	Dec. 2025
Knokke	38,000	2016	50%	Time-charter	An international energy company	Mar. 2021(4)
Kontich	38,000	2016	50%	Time-charter	An international energy company	Jul. 2021(4)
Kortrijk	38,000	2016	50%	Time-charter	An international trading company	Jun. 2020(2)
Kallo	38,000	2017	50% – Finance lease(1)	Time-charter	An international trading company	Mar. 2022(3)
Kruibeke	38,000	2017	50% – Finance lease(1)	Time-charter	An international trading company	Feb. 2021(3)
Kapellen	38,000	2018	50% – Finance lease(1)	Time-charter	An international trading company	Nov. 2020(3)
Koksijde	38,000	2018	50% – Finance lease(1)	Time-charter	An international trading company	Aug. 2020(3)
Wepion	38,000	2018	50%	Time-charter	An international energy company	Dec. 2020(3)
	961,186

(1)
Exmar LPG BVBA, in which we have a 50% ownership interest, is the lessee for these obligations related to finance leases and will be required to purchase the vessel after the end of the lease terms for a fixed price.

(2)	The charterer has one option to extend the term for an additional six months.

(3)	The charterer has one option to extend the term for an additional one year.

(4)	The charterer has five options to extend the term for an additional one year.

(5)	The charterer has one option to extend the term for an additional three months.

(6)	The charterer has two options to extend the term for an additional six months.

No LPG customer accounted for 10% or more of our consolidated voyage revenues during any of 2019, 2018, or 2017. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.
Conventional Tanker Segment
As of December 31, 2019, we have sold all of our conventional tankers.

No conventional tanker customer accounted for 10% or more of our consolidated voyage revenues during 2019, 2018 and 2017.
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
Safety, Management of Ship Operations and Administration
Teekay Corporation, through its subsidiaries, assists us in managing our ship operations, other than the vessels owned or chartered-in by our joint ventures with Exmar, which are commercially and technically managed by Exmar, our seven multi-gas carriers, which are technically and commercially managed by external ship managers, two of the Angola LNG Carriers, which are commercially and technically managed by NYK Energy Transport (Atlantic) Ltd. and five of our LNG carriers, which are chartered-out to Shell Tankers (Singapore) Private Ltd. and technically managed by a subsidiary of Royal Dutch Shell Plc. Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of the employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and oil spills. In 2007, Teekay Corporation introduced a behavior-based safety program called “Safety in Action” to further enhance the safety culture in our fleet. We are also committed to reducing our emissions and waste generation. In 2008, Teekay Corporation introduced the Quality Assurance and Training Officers (or QATO) program to conduct rigorous internal audits of our processes and provide the seafarers with onboard training. In 2010, Teekay Corporation introduced a safety leadership program for our employees titled “Operational Leadership, The Journey” which sets out Teekay Corporation's operational expectations, the responsibilities of individual employees and our commitment to empowering our employees to work safely and live Teekay Corporation’s vision through a positive and responsible attitude.

Key performance indicators facilitate regular monitoring of our operational performance. Targets are set on an annual basis to drive continuous improvement, and indicators are reviewed monthly to determine if remedial action is necessary to reach the targets.

Teekay Corporation has achieved certification under the standards reflected in International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, ISO 45001 for Occupational Health and Safety Management Systems, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention (or ISM Code) on a fully integrated basis. As part of Teekay Corporation’s compliance with the ISM Code, all of our vessels’ safety management certificates are maintained through ongoing internal audits performed by our certified internal auditors and intermediate external audits performed by the classification society DNV-GL. Subject to satisfactory completion of these internal and external audits, certification is valid for five years.

Since 2010, Teekay Corporation has produced a publicly available sustainability report which reflects the efforts, achievements, results and challenges faced by Teekay Corporation relating to several key aspects including emissions, climate change, corporate social responsibility, diversity and health, safety environment and quality. Teekay Corporation recognizes the significance of Environmental, Social and Governance aspects and corporate goals set for the organization in these areas for 2020 and beyond.

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
Risk of Loss, Insurance and Risk Management
The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of LNG and LPG are subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, sanctions and boycotts, whether relating to us or any of our joint venture partners, suppliers or customers. The occurrence of any of these events may result in loss of revenues or increased costs.

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
International Maritime Organization (or IMO)
The IMO is the United Nations’ agency for maritime safety and prevention of pollution. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction in accordance with the requirements set out in these regulations, or be of another approved design ensuring the same level of protection against oil pollution. All of our gas carriers are double-hulled.

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

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the IGC Code, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the United States Coast Guard (or USCG) and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports. The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the ship owner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we obtain for each newbuilding a safety management certificate on delivery.

LNG and LPG carriers are also subject to regulation under the IGC Code. Each LNG and LPG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG and LPG carriers is currently IGC Code compliant, and each of the shipbuilding contracts for our LNG carrier newbuildings and for the LPG carrier newbuildings requires IGC Code compliance prior to delivery. Amendments to the IGC Code, aligning wheelhouse window fire-rating requirements with those in SOLAS chapter II-2, were adopted in 2016 and became effective on January 1, 2020.

Annex VI of the IMO’s International Convention for the Prevention of Pollution from Ships (or MARPOL) (or Annex VI) sets limits on sulfur oxide (or SOx) and nitrogen oxide (or NOx) emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special "emission control areas" (or ECAs) to be established with more stringent controls on sulfur emissions.

Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. Tier 3 limits are 80% below Tier 1 and these cannot be achieved without additional means such as Selective Catalytic Reduction (or SCR). In October 2016 the IMO’s Marine Environment Protection Committee (or MEPC) approved the designation of the North Sea (including the English Channel) and the Baltic Sea as ECAs for NOx emissions; these ECAs and the related amendments to Annex VI of MARPOL (with some exceptions) entered into effect on January 1, 2019. This requirement will be applicable for new ships constructed on or after January 1, 2021 if they visit the Baltic or North Sea (including the English Channel) and requires the future trading area of a ship to be assessed at the contract stage. There are exemption provisions to allow ships with only Tier II engines, to navigate in a NOx Tier III ECA if the ship is departing from a shipyard where the ship is newly built or visiting a shipyard for conversion/repair/maintenance without loading/unloading cargoes.

Effective January 1, 2020, Annex VI imposes a global limit for sulfur in fuel oil used on board ships of 0.50% m/m (mass by mass), regardless of whether a ship is operating outside a designated ECA. To comply with this new standard, ships may utilize different fuels containing low or zero sulfur (e.g. LNG, low sulfur heavy fuel oil (or LSHFO), low sulfur marine gas oil (or LSMGO), biofuels or other compliant fuels), or utilize exhaust gas cleaning systems, known as “scrubbers.” Amendments to the information to be included in bunker delivery notes relating to the supply of marine fuel oil to ships fitted with alternative mechanisms to address sulfur emission requirements (e.g. scrubbers) became effective January 1, 2019. At present, we have not installed any scrubbers on our existing gas fleet (nor do we have plans to) and we have switched over to burning low sulfur fuel prior to the January 1, 2020 implementation date. At present, neither the IMO nor the International Organization for Standardization have implemented globally accepted quality standards for 0.50% m/m fuel oil. We intend, and where applicable, expect our charterers to intend, to procure 0.50% m/m fuel oil from top tier suppliers. However, until such time that a globally accepted quality standard is issued, the quality of 0.50% m/m fuel oil that is supplied to the entire industry (including in respect of our vessels) is inherently uncertain. Low quality or a lack of access to high quality sulfur fuel may lead to a disruption in our operations (including mechanical damage to our vessels), which could impact our business, financial condition and results of operations.

As of March 1, 2018, amendments to Annex VI impose new requirements on ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work. Amendments to MARPOL Annex VI that makes the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessels Ship Energy Efficiency Management Plan (or SEEMP) to include a part II describing the ship specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data to the Administration. This has been verified as compliant on all ships prior to December 31, 2018, and the data collection for the 2019 calendar year has been completed. A Confirmation of Compliance has been provided by the Ship's Flag State Administration / Recognized Organization on behalf of Flag State and is kept on board.

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

IMO Guidance for countering acts of piracy and armed robbery is published by the IMO’s Maritime Safety Committee (or MSC). MSC.1/Circ.1339 (Piracy and armed robbery against ships in waters off the coast of Somalia) outlines Best Management Practices for protection against Somalia based Piracy. Specifically, MSC.1/Circ.1339 provides guidance to Shipowners and ship operators, shipmasters and crews on preventing and suppressing acts of piracy and armed robbery and was adopted by the IMO through Resolution MSC.324(89). The Best Management Practices (or BMP) is a joint industry publication by BIMCO, ICS, IGP&I Clubs, INTERTANKO and OCIMF with Version 5 as the latest. Our fleet follows the guidance within BMP 5 when transiting in other regions with recognized threat levels for piracy and armed robbery, including West Africa.

The IMO's Ballast Water Management Convention entered into force on September 8, 2017. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. The convention requires the implementation of either the D-1 or D-2 standard. There will be a transitional period from the entry into force to the International Oil Pollution Prevention (or IOPP) renewal survey in which ballast water exchange (reg. D-1) can be employed. The IMO’s Marine Environment Protection Committee (or MEPC) agreed to a compromise on the implementation dates for the D-2 discharge standard: ships constructed on or after September 8, 2017 must comply with the D-2 standard upon delivery. Existing ships should be D-2 compliant on the first IOPP renewal following entry into force if the survey is completed on or after September 8, 2019, or a renewal IOPP survey was completed on or after September 8, 2014 but prior to September 8, 2017. Ships should be D-2 compliant on the second IOPP renewal survey after September 8, 2017 if the first renewal survey after that date was completed prior to September 8, 2019 and if the previous two conditions are not met. Vessels will be required to meet the discharge standard D-2 by installing an approved BWTS. Besides the IMO convention, ships sailing in U.S. waters are required to employ a type-approved BWTS which is compliant with USCG regulations. The USCG has approved a number of BWTSs both nationally and internationally, out of which Alfa Laval (Sweden), Techcross, Erma First and De Nora are under Teekay’s approved list for retrofit. We estimate that the installation of approved BWTS may cost between $2 million and $3 million per vessel.
The IMO has also adopted an International Code for Ships Operating in Polar Waters (or Polar Code) which deals with matters regarding the design, construction, equipment, operation, search and rescue and environmental protection in relation to ships operating in waters surrounding the two poles. The Polar Code includes both safety and environmental provisions. The Polar Code and related amendments entered into force in January 2017. The Polar Code is mandatory for new vessels built after January 1, 2017. For existing ships, this code will be applicable from the first intermediate or renewal survey, whichever occurs first, beginning on or after January 1, 2018. All our vessels trading in this area are fully compliant with the Polar Code.

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

MSC 91 adopted amendments to SOLAS Regulation II-2/10 to clarify that a minimum of two-way portable radiotelephone apparatus for each fire party for fire-fighters' communication shall be carried on board. These radio devices shall be of explosion proof type or intrinsically safe type. All existing ships built before July 1, 2014 should comply with this requirement by the first safety equipment survey after July 1, 2018. All new vessels constructed (keel laid) on or after July 1, 2014 must comply with this requirement at the time of delivery. Amendments to SOLAS Regulation II-1/2/-12 on protection against noise. Regulation II-2/1 and II 2/10 on firefighting came into force on July 1, 2014. Existing ships built before July 1, 2014 were required to comply by July 1, 2019.

As per MSC. 338(91), requirements have been highlighted for audio and visual indicators for breathing apparatus which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 liters. This applies to ships constructed on or after July 1, 2014. Ships constructed before July 1, 2014 were required to comply no later than July 1, 2019. As of December 31, 2019, all of our vessels are in compliance with these requirements.

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

Two regulations, that are part of the implementation of the Port State Control Directive, came into force on January 1, 2011 and introduce a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned by a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, while those with the most safety shortcomings or technical failings recorded upon inspection will in turn be subject to a greater frequency of official inspections to their vessels.

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

All ships above 5,000 gross tonnage calling EU waters are required to comply with EU-MRV regulations. These regulations came into force on July 1, 2015 and aim to reduce greenhouse gas (or GHG) emissions within the EU. It requires ships carrying out maritime transport activities to or from European Economic Area (or EEA) ports to monitor and report information including verified data on their CO2 emissions from January 1, 2018. Data collection takes place on a per voyage basis and started from January 1, 2018. The reported CO2 emissions, together with additional data (e.g. cargo, energy efficiency parameters), are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency (or EMSA). Teekay Corporation has signed an agreement with DNV-GL for monitoring, verification and reporting as required by this regulation. We are presently using IMOS/Veslink forms which will have a smooth interface with the DNV server. The first reporting period for the 2018 calendar year has been completed and emission reports for the vessels which have carried out EU voyages have been submitted in the THETIS database. Based on emission reports submitted in THETIS, a document of compliance has been issued and is placed on board.

The EU Ship Recycling Regulation entered into force on December 30, 2013. It aims to prevent, reduce and minimize accidents, injuries and other negative effects on human health and the environment when ships are recycled and the hazardous waste they contain is removed. The legislation applies to all ships flying the flag of an EU country and to vessels with non-EU flags that call at an EU port or anchorage. It sets out responsibilities for ship owners and for recycling facilities both in the EU and in other countries. Each new ship is required to have on board an inventory of the hazardous materials (such as asbestos, lead or mercury) it contains in either its structure or equipment. The use of certain hazardous materials is forbidden. Before a ship is recycled, its owner must provide the company carrying out the work with specific information about the vessel and prepare a ship recycling plan. Recycling may only take place at facilities listed on the EU ‘List of facilities’. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships. The Hong Kong Convention is not yet ratified. The EU Ship Recycling Regulation generally entered into force on December 31, 2018, with certain provisions applicable from December 31, 2020. Compliance timelines are as follows: EU-flagged newbuildings were required to have onboard a verified Inventory of Hazardous Materials (or IHM) with a Statement of Compliance at the latest by December 31, 2018, existing EU-flagged vessels are required to have onboard a verified IHM with a Statement of Compliance at the latest by December 31, 2020, non-EU-flagged vessels calling at EU ports are also required to have onboard a verified IHM with a Statement of Compliance latest by December 31, 2020. The EU Commission adopted a European List of approved ship recycling facilities, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the EU Ship Recycling Regulation.

China

China had established new ECAs in Pearl River Delta, Yangtze River Delta and Bohai Sea which came into force from January 1, 2016. The Hainan ECA came into force from January 1, 2019. From January 1, 2019, all the ECAs have merged and the scope of domestic emission controls areas (or DECAs) will be extended to 12 nautical miles from the coastline, covering the Chinese mainland territorial coastal areas as well as the Hainan Island territorial coastal waters. From January 1, 2019, all vessels navigating within the Chinese mainland territorial coastal DECAs and at berths will be required to use marine fuel with Sulfur content of maximum 0.50% m/m. As per the new regulation, ships can also use alternative methods such as an Exhaust Gas Scrubber, LNG or other clean fuel that reduces the SOx to the same level or lower than the maximum required limits of Sulfur when using fossil fuel in the DECA areas or when at berth. All the vessels without an exhaust gas cleaning system entering the emission control area are only permitted to carry and use the compliant fuel oil specified by the new regulation.

From July 1, 2019, vessels engaged on international voyages (except tankers) that are equipped to connect to shore power must use shore power if they berth for more than 3 hours in berths with shore supply capacity in the coastal control areas (for inland river control area, berth for more than 2 hours).
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

All our vessels have USCG approved vessel response plans. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The USCG has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Similarly, we also have California Vessel Contingency Plans (or CAVCP) on board vessels which are likely to call ports in State of California.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The Vessel General Permit incorporated USCG requirements for ballast water exchange and includes specific technology-based requirements for vessels, and includes an implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry docking after January 1, 2016, depending on the vessel size. The Vessel Incidental Discharge Act (or VIDA) was signed into law on December 4, 2018 and establishes a new framework for the regulation of vessel incidental discharges under the Clean Water Act. VIDA requires the U.S. EPA to develop performance standards for approximately 30 discharges by December 2020 and requires the USCG to develop regulations within two years of the EPA’s promulgation of standards. Under VIDA, all provisions of the Vessel General Permit remain in force and effect as currently written until the USCG regulations are finalized. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Every five years the Vessel General Permit (or VGP) gets reissued, however the provisions of the 2013 VGP, as currently written, will apply beyond 2018 until the EPA publishes new National Standards of Performance (or NSPs) and the USCG develops implementing regulations for those NSPs which could take up to four years.

Since January 1, 2014, the California Air Resources Board has required that vessels that burn fuel within 24 nautical miles of California burn fuel in such area with 0.1% sulfur content or less.

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
Greenhouse Gas Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) took effect. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015 the Paris Agreement (or the Paris Agreement) was adopted by a large number of countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement, which entered into force on November 4, 2016, deals with GHG emission reduction measures and targets from 2020 in order to limit the global temperature increases to well below 2o Celsius above pre-industrial levels. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing GHG emissions from shipping.

In July 2011, the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI and became effective on January 1, 2013. The new technical and operational measures imposed by these new regulations include the “Energy Efficiency Design Index” (or the EEDI), which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In October 2016, the IMO’s MEPC adopted updated guidelines for the calculation of the EEDI. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnage and above are to collect fuel consumption and other data and to report the aggregated data so collected to their flag state at the end of each calendar year. The new requirements entered into force on March 1, 2018. All vessels are required to submit fuel consumption data to their respective administration/registered organizations for onward submission to the IMO for analysis and to help with decision making on future measures. The amendments require operators to update the vessels SEEMP to include a part II describing the ship specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway and processes that will be used to report the data to the Administration, in order to ensure data quality is maintained. The vessels were verified as compliant before December 31, 2018, with the first data collection period being for the 2019 calendar year. A Confirmation of Compliance was issued by the administration/registered organization, which must be kept on board the ship. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on reduction of GHG emissions from ships with an initial strategy adopted on April 13, 2018 and a revised strategy to be adopted in 2023.

The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of GHGs from vessels, and individual countries in the EU may impose additional requirements. The EU has adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification (or MRV) of CO2 emissions from vessels (or the MRV Regulation), which entered into force on July 1, 2015. The MRV Regulation aims to quantify and reduce CO2 emissions from shipping. It lists the requirements on the MRV of carbon dioxide emissions and requires ship owners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnage calling at any EU and EFTA (Norway and Iceland) port (with a few exceptions, such as fish-catching or fish-processing vessels). Data collection takes place on a per voyage basis and started January 1, 2018. The reported CO2 emissions, together with additional data, such as cargo and energy efficiency parameters, are to be verified by independent verifiers and sent to a central inspection database hosted by the European Maritime Safety Agency (or EMSA) to collate all the data applicable to the EU region. Companies responsible for the operation of large ships using EU ports are required to report their CO2 emissions. While the EU was considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 (in the absence of a comparable system operating under the IMO), it appears that the decision to include shipping may be deferred until 2023.
In the United States, the EPA issued an “endangerment finding” regarding GHGs under the U.S. Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of GHG could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.
Many financial institutions that lend to the maritime industry have adopted the Poseidon Principles, which establish a framework for assessing and disclosing the climate alignment of ship finance portfolios. The Poseidon Principles set a benchmark to the banks who fund the maritime sector, which is based on IMO GHG strategy. IMO has approved an initial GHG strategy in April 2018 to reduce GHG emissions generated from shipping activity, which represents a significant shift in climate ambition for a sector that currently accounts for 2%-3% of global carbon dioxide emissions. As a result, the Poseidon Principles are expected to enable financial institutions to align their ship finance portfolios with responsible environmental behavior and incentivize international shipping’s decarbonization.
Vessel Security
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and Maritime Transportation Security Act of 2002 (U.S. specific requirements). Procedures are in place to inform the relevant reporting regimes such as Maritime Security Council Horn of Africa (or MSCHOA), the Maritime Domain Awareness for Trade - Gulf of Guinea (or MDAT-GoG), the Information Fusion Center (or IFC) whenever our vessels are calling in the Indian Ocean Region, or West Coast of Africa (or WAC) or SE Asia high risk areas respectively. In order to mitigate the security risk, security arrangements are required for vessels which travel through these high-risk areas.
C. Organizational Structure
Our sole General Partner is Teekay GP L.L.C., which is a wholly-owned indirect subsidiary of Teekay Corporation (NYSE: TK). Teekay Corporation also owns 32.5% of our outstanding publicly-traded common units. Teekay Corporation also controls its publicly-listed subsidiary Teekay Tankers Ltd. (NYSE: TNK).

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as at December 31, 2019.

D.	Property, Plant and Equipment
Other than our vessels and our 30% interest, through the Bahrain LNG Joint Venture, in an LNG receiving and regasification terminal, we do not have any material property.

Please see “Item 4 – Information on the Partnership: Our Fleet and Our Charters” for a description of our vessels, and “Item 18 – Financial Statements: Note 5 – Chartered-in Vessels" and "Note 10 – Long-Term Debt” for information about major encumbrances against our vessels.

E.	Taxation of the Partnership
United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us effective January 1, 2019. This discussion is based upon provisions of the Code, legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

Election to be Taxed as a Corporation. We have elected to be taxed as a corporation for U.S. federal income tax purposes effective January 1, 2019. As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the United States as discussed below.

Taxation of Operating Income. We expect that substantially all of our gross income and the gross income of our corporate subsidiaries will be attributable to the transportation of LNG, LPG, ammonia and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes income from time-charters and bareboat charters.

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

Based on our current operations and the operations of our subsidiaries, we expect most of our Transportation Income to be from sources outside the United States and not subject to U.S. federal income tax. However, we have earned over $107 million of U.S. Source International Transportation Income annually, and we expect that we will continue to earn an increasing amount of such income in future years. Our U.S. Source International Transportation Income or U.S. Source Domestic Transportation Income is subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below, unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies.

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

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the current statutory rate is 21%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we generally would be subject to the net basis and branch profits taxes with respect to our gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Income, without benefit of deductions. We believe we are subject to the 4% Gross Basis Tax. For 2019, the U.S. federal income tax on our U.S. Source International Transportation Income was approximately $2.0 million. We expect the amount of our liability for U.S. federal income tax on our U.S. Source International Transportation Income to increase in 2020 and subsequent years, based on our expected U.S. Source International Transportation Income. The amount of such tax for which we are liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

Marshall Islands Taxation

Because we and our controlled affiliates do not, and we do not expect that we and our controlled affiliates will, conduct business, operations, or transactions in the Republic of the Marshall Islands, neither we nor our controlled affiliates are subject to income, capital gains, profits or other taxation under current Marshall Islands law, other than taxes, fines, or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax, or (v) non-compliance with economic substance regulations or requests made by the Marshall Islands registrar of corporations relating to our books and records and the books and records of our subsidiaries. As a result, distributions by controlled affiliates to us are not subject to Marshall Islands taxation.
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
Teekay LNG Partners L.P. is an international provider of marine transportation services focusing on LNG and LPG. Our primary strategy focuses on servicing customers through our fleet of LNG and LPG carriers under medium to long-term, fixed-rate charters. In executing our strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. As of December 31, 2019, we had a fleet of 49 LNG carriers and 30 LPG/multi-gas carriers. Our ownership interests in these vessels range from 20% to 100%. In addition to our fleet, we have a 30% ownership interest in an LNG receiving and regasification terminal in Bahrain.
SIGNIFICANT DEVELOPMENTS IN 2019 AND EARLY 2020
Novel Coronavirus (COVID-19) Pandemic
The novel coronavirus pandemic is dynamic and expanding, and its ultimate scope, duration and effects are uncertain. We expect that this pandemic likely will result in direct and indirect adverse effects on our industry or on our business, results of operations or financial condition.

COVID-19 is anticipated to result in a significant decline in global demand for LNG, LPG and crude oil. Apart from our minority interest in an LNG receiving and regasification terminal, as our business is the transportation of LNG and LPG on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. At this stage, it is extremely difficult to determine the full impact of COVID-19 on our business.

Effects of the current pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for LNG and LPG; operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies and (c) maintenance, modifications or repairs to, or drydocking of, our existing vessels due to worker health or other business disruptions; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; potential disruptions, delays or cancellations in the construction of new LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which could reduce our future growth opportunities; and potential deterioration in the financial condition and prospects of our customers or business partners.

Although disruption and effects from the novel coronavirus pandemic may be temporary, given the dynamic nature of these circumstances, the duration of business disruption and the related financial impact cannot be reasonably estimated at this time, but could materially affect our business, results of operations and financial condition. Please read "Item 3 - Risk Factors" for more details on the potential effects of the coronavirus on our business.

Quarterly Distributions

As part of a balanced capital allocation strategy, we increased our quarterly cash distributions on our common units by 36% in 2019 from $0.14 per common unit to $0.19 per common unit, commencing with the quarterly distribution paid in May 2019. In addition, in late-November 2019, we announced a 32% increase in our quarterly cash distributions to $0.25 per unit, commencing with the quarterly distribution for the first quarter of 2020 to be paid in May 2020. Any increase in the level of quarterly distributions is subject to approval by the board of directors of our general partner (or Board of Directors).

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

During 2019 and 2018, we repurchased 1.9 million common units and 0.3 million common units, respectively, for $25.2 million and $3.7 million, respectively, and associated 2% general partnership interest of $0.5 million and $0.1 million, respectively. Subsequent to December 31, 2019, we repurchased an additional 1.4 million of our common units for a total of $15.3 million. As at March 31, 2020, the remaining dollar value of common units that may be purchased under the program is approximately $55.8 million.

Change in Tax Structure

During the special meeting of common unitholders held on December 18, 2018, the proposal to allow us to elect to be treated as a corporation, instead of a partnership, for U.S. federal income tax purposes, and other proposals included in the related proxy statement, were approved by unitholders. As a result, effective January 1, 2019, we have been treated as a corporation for U.S. federal income tax purposes and common and preferred unitholders will receive Form 1099s instead of Schedule K-1s relating to distributions taxable as dividends. We remain a master limited partnership, and all other provisions of our limited partnership agreement remain in effect.

Yamal LNG Joint Venture Sanctions

On September 25, 2019, the United States Government, by an Executive Order of the Department of the Treasury’s Office of Foreign Assets Control (or OFAC), imposed sanctions on COSCO Shipping Tanker (Dalian) Co., Ltd. (or COSCO Dalian). At the time, COSCO Dalian owned 50% of China LNG Shipping (Holdings) Limited (or CLNG). CLNG was not listed on the OFAC Order as a Specially Designated National or involved in any sanctioned activity, but by virtue of being 50%-owned by COSCO Dalian at the time, CLNG was designated as a “Blocked Person” under OFAC's deeming rules. CLNG, in turn, owns a 50% interest in the Yamal LNG Joint Venture, which owns six on-the-water ARC7 LNG carriers. As a result of CLNG’s 50% interest, the Yamal LNG Joint Venture at the time also qualified as a “Blocked Person" under OFAC's deeming rules.

On October 21, 2019, the COSCO group completed an ownership restructuring on arms'-length terms pursuant to which its 50% interest in CLNG was transferred from COSCO Dalian to a non-sanctioned COSCO entity, which automatically resulted in CLNG and the Yamal LNG Joint Venture no longer being classified as a “Blocked Person” under OFAC's deeming rules. Although CLNG and, by implication, our Yamal LNG Joint Venture were absolved from sanctions as a result of the October 2019 restructuring, OFAC subsequently lifted its sanctions against COSCO Dalian in January 2020. We do not expect any material financial impact to us from these resolved issues.

Awilco LNG ASA Purchase Obligations

During September 2019, Awilco exercised its option to extend the charters for the WilForce and WilPride LNG carriers by up to 60 days from December 31, 2019 to February 29, 2020. In October 2019, Awilco obtained credit approval for a financing facility that would provide the funds necessary for Awilco to fulfill its repurchase obligation of the WilForce and the WilPride LNG carriers. As a result, both vessels were derecognized as assets for accounting purposes and sales-type lease receivables of $265.2 million were recognized on our balance sheet based on the remaining payments owing to us, including the remaining daily hire, $29 million in aggregate of deferred hire and the aggregate vessel repurchase price obligations. We recognized a gain of $14.3 million upon derecognition of the vessels in the fourth quarter of 2019 and no voyage revenues were recognized in respect of these Awilco charters subsequent to September 30, 2019. Pursuant to our bareboat charters, Awilco repurchased the WilPride and WilForce on January 3 and January 7, 2020, respectively, and paid us the associated purchase obligations and deferred hire amounts relating to these two vessels. We used the net proceeds from the sales to repay $157 million of term loans that were collateralized by these vessels and to fund working capital requirements.
LNG Carrier Newbuildings
Consolidated Fleet
In January 2019, the Yamal Spirit LNG carrier newbuilding was delivered, which concurrently commenced its 15-year time-charter contract with Yamal Trade Pte. Ltd. Upon delivery of the vessel, we entered into a 15-year sale-leaseback financing arrangement with a lessor for $158.7 million. The proceeds were used to pay the shipyard for construction costs upon delivery of the LNG carrier newbuilding.

Pan Union Joint Venture
In January 2019, our joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd (or the Pan Union Joint Venture) took delivery of its fourth LNG carrier newbuilding, the Pan Africa. Upon delivery, the vessel commenced its 20-year charter contract with Royal Dutch Shell Plc (or Shell). We have a 20% ownership interest in this vessel through our interest in the joint venture.

Yamal LNG Joint Venture
In June, August, November, and December 2019, the Yamal LNG Joint Venture took delivery of its third, fourth, fifth, and sixth ARC7 LNG carrier newbuildings, respectively, the Nikolay Yevgenov, the Vladimir Voronin, the Georgiy Ushakov and the Yakov Gakkel. Upon delivery, the vessels commenced their respective 26- to 27-year charter contracts with Yamal Trade Pte. Ltd. We have a 50% ownership interest in these vessels through our interest in the joint venture.

LNG Receiving and Regasification Terminal in Bahrain

Our 30%-owned Bahrain LNG Joint Venture completed the mechanical construction and commissioning of the LNG receiving and regasification terminal in Bahrain, and began receiving terminal use payments in early-2020 under its 20-year terminal use agreement with NOGA.

Re-chartering Activities

In May 2019, we extended the fixed-rate charter contract of the 1993-built Polar Spirit LNG carrier for three additional years at a charter rate in excess of the previous fixed rate. The charter extension commenced on May 7, 2019.

In September 2018, our 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture) agreed to charter its LNG carrier, the Magellan Spirit, to us for an initial period of two years at a fixed rate. We subsequently chartered-out the Magellan Spirit to third parties at charter rates that were higher than the charter-in rate that we are required to pay to the MALT Joint Venture. In March 2019, the Magellan Spirit completed its charter contract with a third party and was redelivered to us, at which time the vessel proceeded to its scheduled drydock which completed in May 2019. In April 2019, we secured a three-year fixed-rate charter contract for the Magellan Spirit, which commenced in late-May 2019. In connection with this new three-year charter, a subsidiary of Teekay Corporation agreed to charter-in the vessel from us in order to facilitate the charter-out of the vessel to the third-party customer. On November 1, 2019, the charter-out contract with the third-party customer was novated to us and concurrently the corresponding charter contract with Teekay Corporation was terminated, which resulted in us directly chartering the vessel to the third-party customer for the duration of the remaining three-year charter. In connection with this arrangement, the MALT Joint Venture extended its existing charter-out contract to us for the same three-year period to cover the entire charter period with the third-party customer.
Low Sulfur Fuel Regulation (IMO 2020)
Effective January 1, 2020, the International Maritime Organization (or IMO) imposed a 0.50% m/m (mass by mass), global limit for sulfur in fuel oil used on board ships. To comply with this new regulatory standard, ships may utilize different fuels containing low or zero sulfur or utilize exhaust gas cleaning systems, known as “scrubbers”. To date, we have not installed any scrubbers on our existing fleet, but we have taken and continue to take steps to comply with the 2020 sulfur limit. Detailed plans to address this changeover were prepared and have been successfully implemented. In addition, dialogue with all charterers took place with a view to promote the use of LNG as the primary fuel whenever possible. All charterers accepted the rationale as a logical means of compliance. Vessels are supplied with compliant low sulfur heavy fuel oil and low sulfur marine gas oil which are used as pilot fuels, maneuvering or heel out situations, or in the case of heavy fuel oil only vessels, as the primary fuel. Under time charters, as both the LNG and compliant fuel is supplied by the charterers, there has been minimal impact on revenues for our LNG fleet.

Conventional Tankers

In January 2019, Compania Espanole de Petroleos, S.A. (or CEPSA), the charterer and owner of our finance leased vessel, the Toledo Spirit, sold the vessel to a third party. As a result of the sale, we returned the vessel to CEPSA and the full amount of our associated obligation related to finance lease of the vessel was concurrently extinguished. In addition, we incurred associated seafarer severance costs of $3.0 million in 2019 on the sale of the Toledo Spirit.

In October 2019, we sold our last remaining conventional tanker, the Alexander Spirit, for net proceeds of $11.5 million.

Bond Issuance and Refinancings

In January 2019, we refinanced our $106 million debt facility relating to the Sean Spirit LNG carrier by issuing a $106 million bond maturing in December 2030 at a fixed interest rate of 4.71%.

In September 2019, we exercised our purchase option to re-acquire the Torben Spirit from the original lessor for $113 million. Concurrently, we entered into a new sale-leaseback agreement, whereby we sold the vessel to a third-party lessor for $159 million and leased the vessel back for a period of 7.5 years, after which we are required to repurchase the vessel.

In March 2020, we refinanced our $225 million revolving credit facility, which was scheduled to mature in November 2020, with a new $225 million revolving credit facility maturing in March 2022.

Equity-Accounted Joint Venture's Financings and Refinancings
In March 2019, our 50/50 LNG-related joint venture with Exmar NV (or the Excalibur Joint Venture) amended its $60 million debt facility to extend the loan maturity from November 2019 to December 2021 and to lower the cost of financing.

Charter Contracts for MALT LNG Carriers

Two of the six LNG Carriers in our 52%-owned MALT Joint Venture, the Arwa Spirit and Marib Spirit, are under long-term charters expiring in 2029 with Yemen LNG Company Limited (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the MALT Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments were deferred. Concurrently with the expiration of the most recent deferral arrangement, in April 2019 the MALT Joint Venture entered into a suspension agreement with YLNG (the Suspension Agreement) pursuant to which the MALT Joint Venture and YLNG agreed to suspend the two charter contracts for a period of up to three years from the date of the agreement. Should the LNG plant in Yemen resume operations during the term of the Suspension Agreement, YLNG will be required to repay the applicable deferred amounts plus interest over a period of installments. However, there are no assurances if or when the LNG plant will resume operations and, accordingly, if YLNG will be able to repay all or any portion of the deferred amounts. Pursuant to the Suspension Agreement, the MALT Joint Venture is permitted to directly charter the Arwa Spirit and Marib Spirit for its own account to third parties. In May 2019, the MALT Joint Venture secured one-year, fixed-rate charter contracts on the Arwa Spirit and Marib Spirit, which commenced in June and July 2019, respectively. In April 2020, the MALT Joint Venture secured a one-year, fixed-rate charter contract, with a one-year option, for the Arwa Spirit commencing in May 2020 after its current charter contract ends. Also in April 2020, the MALT Joint Venture secured an eight-month charter contract for the Methane Spirit, which is expected to commence concurrently after its current charter contract ends in July 2020.

Commercial Management Agreement for Multi-gas Vessels

On February 25, 2019, we entered into a commercial management agreement with a third-party commercial manager (or the Manager) pursuant to which the Manager will commercially manage our seven multi-gas vessels. In May 2019, we completed the transition of the commercial management of all seven multi-gas vessels to the Manager. In March 2020, we received notice from the Manager that it will dissolve the pool effective September 2020 in accordance with its rights in the commercial management agreement. We are currently evaluating all alternatives with respect to the future commercial activities of these vessels after our agreement with the Manager ends in September 2020.

Equipment Upgrade on Certain of our Vessels

In June 2019, we entered into an agreement with a contractor to supply reliquefaction equipment to enhance vessel performance on certain of our LNG carriers in 2021 and 2022, for an estimated installed cost of approximately $61 million.
IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Voyage Revenues. Voyage revenues currently include revenues from charters accounted for under operating, and direct financing and sales-type leases. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between time and voyage charters. Hire rates for voyage charters are more volatile than for time charters, as they are typically tied to prevailing market rates at the time of a voyage.

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
RESULTS OF OPERATIONS
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance and may affect our future performance are listed below:

•
The size of our fleet changes. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and sales, including within our equity-accounted joint ventures. Please read “Liquefied Natural Gas Segment”, "Liquefied Petroleum Gas Segment" and “Conventional Tanker Segment” below and “Significant Developments in 2019 and Early 2020” above for further details about certain prior and future vessel deliveries and sales.

•
The amount and timing of dry docking of our vessels can affect our revenues between periods. Our vessels are off-hire at various times due to scheduled and unscheduled maintenance. During 2019 and 2018, we had 155 and 156 scheduled off-hire days, respectively, relating to the dry docking of our vessels which are consolidated for accounting purposes. In addition, certain of our consolidated vessels had unplanned off-hire of 65 days in 2019 and 178 days in 2018 relating to repairs. The financial impact from these periods of off-hire, if material, is explained in further detail below.

•
Vessel operating and other costs are facing industry-wide cost pressures. In 2019, we completed our LNG fleet expansion program with the building of 21 new vessels over a three-year period. This required heavy investment in recruiting and training sea-staff to meet this demand. While we will always be subject to commodity price and inflationary pressures for vessel operating expenses, we have been able to maintain our vessel operating expenses at or near inflationary levels for several years. We expect this to continue in the near term. However, regulatory compliance has increased cost pressures on operators in recent years which may lead to increased operational expenses in the future.

•
Our financial results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as the majority of our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates, foreign exchange rates and spot tanker rates fluctuate relating to our interest rate swaps, interest rate swaptions, and cross currency swaps. Please read “Note 13 – Derivative Instruments and Hedging Activities.” The unrealized gains or losses relating to changes in fair value of our derivative instruments do not impact our cash flows.

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

•
Certain of our consolidated and equity-accounted vessels earned revenues based partly on spot market rates. Certain of our wholly-owned multi-gas carriers, and certain of our LPG carriers in our 50%-owned Exmar LPG Joint Venture were either trading or are currently trading in the spot market. Volatility of spot rates will affect our results from period to period.

•
We do not control access to cash flow generated by our investments in equity-accounted joint ventures. We do not have control over the operations of, nor do we have any legal claim to the revenue and expenses of our investments in, our equity-accounted joint ventures. Consequently, the cash flow generated by our investments in equity-accounted joint ventures may not be available for use by us in the period that such cash flows are generated.

Year Ended December 31, 2019 versus Year Ended December 31, 2018
Summary

Our consolidated income from vessel operations was $299.3 million for the year ended December 31, 2019, compared to $147.8 million for the year ended December 31, 2018. The primary reasons for this increase, which are reflected in the table below and described following the table, are as follows:

•
an increase of $66.7 million due to write-downs of vessels as three conventional tankers and four multi-gas vessels were written down in 2018 compared to only one conventional tanker being written down in 2019;

•
an increase of $52.3 million due to deliveries to us of the Magdala, Myrina, Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit LNG carrier newbuildings between February 2018 and January 2019, and the Magellan Spirit LNG carrier, which we charter-in from the MALT Joint Venture, commencing charter-out employment in October 2018;

•
an increase of $28.7 million due to higher charter rates earned in 2019 on the Torben Spirit LNG carrier and our seven multi-gas carriers, net of changes in off-hire days due to drydockings and unscheduled repairs; and

•	a decrease of $6.0 million in general and administrative expenses in 2019, primarily due to reductions in legal and other professional fees incurred in 2019.
Liquefied Natural Gas Segment
As at December 31, 2019, our liquefied natural gas segment fleet included 49 LNG carriers and an LNG regasification terminal in Bahrain, in which our interests ranged from 20% to 100%. However, the table of operating results further below only includes the 24 LNG carriers that are accounted for under the consolidation method of accounting and the Magellan Spirit, a vessel chartered-in from the MALT Joint Venture and excludes the vessels and other assets accounted for under the equity method in the following table. The comparison of the results from vessels and assets accounted for under the equity method is described below under Equity Income.

		As at December 31, 2019
Assets accounted for under the equity method of accounting	Ownership Percentage	# of Vessels	# of LNG Terminals
Angola Joint Venture	33%	4	—
Bahrain LNG Joint Venture	30%	—	1
Excalibur LNG Joint Venture	50%	1	—
Pan Union Joint Venture	20%-30%	4	—
RasGas III Joint Venture	40%	4	—
Teekay LNG-Marubeni Joint Venture	52%	6	—
Yamal LNG Joint Venture	50%	6	—
		25	1

The following table of operating results compares our liquefied natural gas segment’s operating results for 2019 and 2018 and compares its net voyage revenues (which is a non-GAAP financial measure) for 2019 and 2018 to voyage revenues, the most directly comparable GAAP financial measure. The following table of operating results also provides a summary of the changes in calendar-ship-days and revenue days for vessels we consolidate in our liquefied natural gas segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2019	2018
Voyage revenues	555,303	454,517	22.2
Voyage expenses	(4,493)	(2,750)	63.4
Net voyage revenues	550,810	451,767	21.9
Vessel operating expenses	(90,954)	(82,952)	9.6
Time-charter hire expense	(19,994)	(7,670)	160.7
Depreciation and amortization	(128,138)	(111,360)	15.1
General and administrative expenses(1)	(20,193)	(23,270)	(13.2)
Gain on sales of vessels	14,349	—	100.0
Restructuring charges	(400)	—	100.0
Income from vessel operations	305,480	226,515	34.9
Equity income	59,600	60,228	(1.0)
Operating Data:
Revenue Days (A)	8,891	7,425	19.7
Calendar-Ship-Days (B)	9,095	7,570	20.1
Utilization (A)/(B)	97.8%	98.1%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied natural gas segment’s total calendar-ship-days increased by 20.1% to 9,095 days in 2019 from 7,570 days in 2018, as a result of the deliveries of the Magdala, Myrina, Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit LNG carrier newbuildings between February 2018 and January 2019 and the Magellan Spirit being chartered-in from the MALT Joint Venture commencing in September 2018. During 2019, vessels in this segment were off-hire for 139 days for scheduled dry dockings and for 43 days for unscheduled repairs and were idle for 22 days for repositioning to other charters; compared to vessels in this segment being off-hire for 30 days for scheduled dry dockings, 49 days for unscheduled repairs and idle for 66 days for repositioning to other charters in the same period of the prior year. As a result, our utilization decreased slightly to 97.8% for 2019, compared to 98.1% in 2018.

Net Voyage Revenues. Net voyage revenues increased by $99.0 million during 2019 compared to 2018, primarily as a result of:

•	an increase of $70.4 million due to the deliveries and commencement of charter contracts of the Bahrain Spirit, Sean Spirit and Yamal Spirit between August 2018 and January 2019;

•	an increase of $17.7 million due to the deliveries and commencement of charter contracts with the same charterer of the Magdala, Myrina and Megara between February 2018 and July 2018;

•	an increase of $16.9 million due to the Torben Spirit earning an increased charter rate upon securing a three-year charter contract extension in 2018;

•
an increase of $11.5 million due to the Magellan Spirit being chartered-in from the MALT Joint Venture since September 2018 and commencing its charter-out employment in October 2018, net of 70 off-hire days between March and May 2019 for repositioning and a scheduled dry docking of the vessel;

•	an increase of $4.9 million due to the Bahrain terminal mobilization service fee revenue commencing in October 2018 (partially offset by an increase in vessel operating expenses);

•
an increase of $3.2 million due to the Polar Spirit being off-hire for 35 days in 2018 primarily due to an incident investigation involving a collision with a small vessel and repositioning to other charters; and

•	an increase of $2.8 million due to the Catalunya Spirit being off-hire for 28 days in the second quarter of 2018 for a scheduled dry docking;
partially offset by:

•
a decrease of $8.8 million relating to lower amortization of in-process contracts recognized into revenue with respect to our shipbuilding and site supervision contract associated with the four LNG newbuilding carriers in the Pan Union Joint Venture due to the deliveries of the Pan Americas, Pan Europe and Pan Africa LNG carrier newbuildings between January 2018 and January 2019 (partially offset by a decrease in vessel operating expenses);

•	a decrease of $5.4 million due to Awilco vessels reclassified as sales-type leases in the fourth quarter of 2019;

•	a decrease of $4.8 million due to the Madrid Spirit being off-hire for 82 days in 2019 for a scheduled dry docking and repairs compared to 20 unscheduled off-hire days in 2018 due to repairs;

•
a decrease of $3.5 million due to a decrease in operating expenses passed-through to the charterer and due to declining revenue recognition for charter contracts accounted for as direct financing leases for the Tangguh Sago and Tangguh Hiri in 2019;

•	a decrease of $2.9 million due to the Galicia Spirit being off-hire for 38 days in 2019 for a scheduled dry docking; and

•	a decrease of $2.6 million due to the impact of the depreciation of the Euro on our Euro-denominated revenue.
Vessel Operating Expenses. Vessel operating expenses increased by $8.0 million during 2019 compared to 2018, primarily as a result of:

•	an increase of $11.6 million due to the deliveries of the Bahrain Spirit, Sean Spirit and Yamal Spirit; and

•	an increase of $4.7 million due to the subcontract costs incurred to provide the Bahrain terminal mobilization service, which commenced in October 2018 (offset by an increase in net voyage revenues);
partially offset by:

•
a decrease of $8.0 million due to lower shipbuilding supervision costs upon the deliveries of the Pan Americas, Pan Europe and Pan Africa LNG carrier newbuildings (offset by a decrease in net voyage revenues).

Time-charter Hire Expense. Time-charter hire expense increased by $12.3 million as the Magellan Spirit LNG carrier was chartered-in from the MALT Joint Venture commencing in September 2018.
Depreciation and Amortization. Depreciation and amortization increased by $16.8 million in 2019 compared to 2018 primarily due to the deliveries of the Magdala, Myrina, Megara, Sean Spirit and Yamal Spirit.
Gain on Sales of Vessels. Gain on sales of vessels of $14.3 million in 2019 relates to the derecognition of two LNG carriers on charter to Awilco as described above in "Significant Developments in 2019 and Early 2020 – Awilco LNG ASA Purchase Obligations."
Equity Income. Equity income decreased slightly by $(0.6) million in 2019 compared to 2018 as explained below.

(in thousands of U.S. Dollars)	Year Ended December 31,
	Angola LNG Carriers	Exmar LNG Carriers	MALT LNG Carriers	RasGas III LNG Carriers	Pan Union LNG Carriers	Yamal LNG Carriers	Bahrain LNG Joint Venture	Total Equity Income
2019	7,354	3,580	10,243	11,732	10,204	34,284	(17,797)	59,600
2018	17,337	9,233	(1,005)	14,730	6,819	9,607	3,507	60,228
Difference	(9,983)	(5,653)	11,248	(2,998)	3,385	24,677	(21,304)	(628)
Angola LNG Carriers. The decrease in equity income of $10.0 million from our 33%-owned investment in the four Angola LNG Carriers in our joint venture with Mitsui & Co. Ltd. and NYK Energy Transport (Atlantic) Ltd (or the Angola LNG Joint Venture) was primarily due to mark-to-market changes on non-designated derivative instruments, where unrealized losses were recognized during 2019 compared to unrealized gains in 2018. The mark-to-market changes resulted from decreases in long-term forward LIBOR benchmark interest rates for interest rate swaps relative to the beginning of 2019. In addition, a portion of the decrease was a result of unplanned off-hire for the Cubal relating to a collision in 2019.

Exmar LNG Carriers. The decrease in equity income of $5.7 million from our 50%-owned investment in the LNG carriers relating to our LNG joint venture with Exmar NV (or the Exmar LNG Carriers) was due to the gain on sale of our interest in our 50%-owned joint venture with Exmar NV (or the Excelsior Joint Venture) recorded in the first quarter of 2018.

MALT LNG Carriers. The increase in equity income of $11.2 million from our 52%-owned investment in the MALT LNG Carriers was primarily due to recognition of dry dock hire revenue upon the completion of dry dock for the Meridian Spirit (see “Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies”), which was a result of adopting new leasing standards in 2019; higher charter rates earned for the Arwa Spirit and Marib Spirit in 2019 upon commencement of one-year, fixed-rate charter contracts in June and July 2019, respectively; higher fleet utilization as certain vessels were idle for more days in 2018; and lower interest expense as a result of the refinancing completed in 2018 which reduced the interest rate. These increases were partially offset by higher operating costs due to the timing of main engine overhauls.

RasGas III LNG Carriers. The decrease in equity income of $3.0 million from our 40% investment in the four RasGas III LNG Carriers was primarily due to higher interest expense due to an increase in LIBOR and gains on ineffectiveness of hedge-accounted swaps being recognized through earnings during 2018 compared to being recognized directly to accumulated other comprehensive income (or AOCI) upon adoption of the new hedge-accounting standard update (or ASU) 2017-12 in 2019.

Pan Union LNG Carriers. The increase in equity income of $3.4 million from our investment in the four Pan Union LNG Carriers was primarily due to the deliveries of its three LNG carrier newbuildings, the Pan Americas, Pan Europe and Pan Africa, in January 2018, July 2018 and January 2019, respectively, in which we have ownership interests ranging from 20% to 30%.

Yamal LNG Carriers. The increase in equity income of $24.7 million from our 50%-owned investment in the six Yamal LNG Carriers relating to the Yamal LNG Joint Venture was primarily due to the delivery of five ARC7 LNG carrier newbuildings, the Rudolf Samoylovich, Nikolay Yevgenov, Vladimir Voronin, Georgiy Ushakov and Yakov Gakkel in September 2018, June 2019, August 2019, November 2019 and December 2019, respectively, and ineffectiveness of hedge-accounted swaps being recognized through earnings during 2018 compared to any ineffectiveness being recognized directly to accumulated other comprehensive (loss) income upon adoption of ASU 2017-12 in 2019.

Bahrain LNG Joint Venture. The decrease in equity income of $21.3 million from our 30%-owned investment in the Bahrain LNG Joint Venture was primarily due to unrealized losses on derivative instruments recorded during 2019 compared to gains in 2018 and due to the Bahrain Spirit floating storage unit (or FSU) chartered-in by the Bahrain LNG Joint Venture from us commencing in September 2018 not earning any sub-charter income in 2019.

Liquified Petroleum Gas Segment

As at December 31, 2019, our liquefied petroleum gas segment fleet included 30 LPG and multi-gas carriers, in which our interests ranged from 50% to 100%. However, the table of operating results below only includes the seven multi-gas carriers that are accounted for under the consolidation method of accounting and excludes 23 vessels in the Exmar LPG Joint Venture accounted for under the equity method. The comparison of the results from vessels and assets accounted for under the equity method are described below under Equity Loss.

The following table of operating results compares our liquefied petroleum gas segment’s operating results for 2019 and 2018 and compares its net voyage revenues (which is a non-GAAP financial measure) for 2019 and 2018 to voyage revenues, the most directly comparable GAAP financial measure. The following table of operating results also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied petroleum gas segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2019	2018
Voyage revenues	39,211	23,922	63.9
Voyage expenses	(16,563)	(15,907)	4.1
Net voyage revenues	22,648	8,015	182.6
Vessel operating expenses	(17,888)	(20,932)	(14.5)
Depreciation and amortization	(7,931)	(7,748)	2.4
General and administrative expenses(1)	(1,789)	(2,932)	(39.0)
Write-down of goodwill and vessels	—	(33,790)	(100.0)
Loss from vessel operations	(4,960)	(57,387)	(91.4)
Equity loss	(781)	(6,682)	(88.3)
Operating Data:
Revenue Days (A)	2,470	2,249	9.8
Calendar-Ship-Days (B)	2,555	2,555	—
Utilization (A)/(B)	96.7%	88.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied petroleum gas segment’s total calendar-ship-days were the same in 2019 and in 2018 at 2,555 days. During 2019, vessels in this segment were off-hire for scheduled dry docking and unscheduled repairs for 85 days compared to scheduled dry docking and unscheduled repairs for 194 days and idle for 112 days in 2018. As a result, our utilization increased to 96.7% for 2019, compared to 88.0% in 2018.

Net Voyage Revenues. Net voyage revenues increased by $14.6 million during 2019 compared to 2018, primarily due to six multi-gas carriers earning higher spot revenues in 2019, as a result of these vessels having been transitioned to a third-party manager in 2019 and operated in a revenue-sharing pool arrangement and one multi-gas carrier earning higher fixed revenue from a one-year charter contract which commenced in early-2019.

Vessel Operating Expenses. Vessel operating expenses decreased by $3.0 million during 2019 compared to 2018, primarily as a result of repairs on the multi-gas vessels in 2018 upon their repossession from I.M. Skaugen SE (or Skaugen).

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

Equity Loss. The $5.9 million decrease in equity loss ($0.8 million loss during 2019 compared to a $6.7 million loss in 2018) from our 50% ownership interest in the Exmar LPG Joint Venture was primarily due to higher fixed and spot charter rates earned in 2019.

Conventional Tanker Segment
In the fourth quarter of 2019, we sold our last remaining Handymax product tanker in our conventional fleet, the Alexander Spirit, while as at December 31, 2018 our conventional tanker fleet included three Suezmax tankers and one Handymax product tanker. The African Spirit, European Spirit, Toledo Spirit and Alexander Spirit were sold in October 2018, December 2018, January 2019, and October 2019, respectively. The following table of operating results compares our conventional tanker segment’s operating results for 2019 and 2018, and compares its net voyage revenues (which is a non-GAAP financial measure) for 2019 and 2018 to voyage revenues, the most directly comparable GAAP financial measure. The following table of operating results also provides a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2019	2018
Voyage revenues	6,742	32,323	(79.1)
Voyage expenses	(331)	(9,580)	(96.5)
Net voyage revenues	6,411	22,743	(71.8)
Vessel operating expenses	(2,743)	(13,774)	(80.1)
Depreciation and amortization	(696)	(5,270)	(86.8)
General and administrative expenses(1)	(539)	(2,310)	(76.7)
Write-down of vessels	(785)	(20,863)	(96.2)
Restructuring charges	(2,915)	(1,845)	58.0
Loss from vessel operations	(1,267)	(21,319)	(94.1)
Operating Data:
Revenue Days (A)	317	1,328	(76.1)
Calendar-Ship-Days (B)	317	1,389	(77.2)
Utilization (A)/(B)	100.0%	95.6%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Our conventional tanker segment's total calendar ship days decreased by 77.2% to 317 days in 2019 from 1,389 days in 2018 primarily as a result of the sales of the Teide Spirit, African Spirit, European Spirit, Toledo Spirit and Alexander Spirit.

The decreases in net voyage revenues, vessel operating expenses, and depreciation and amortization during 2019 compared to 2018 were primarily as a result of the sales of the Teide Spirit, African Spirit, European Spirit, Toledo Spirit and Alexander Spirit.

Write-down of vessels. During 2019, we recorded write-downs of $0.8 million on the Alexander Spirit, compared to a write-down of $13.0 million for the same vessel during 2018 to its estimated fair value, using an appraised value, as a result of changes in our expectations of the vessel's future opportunities after its contract ended in the third quarter of 2019. In 2018, we also recorded write-downs of $7.9 million on a combined basis on the European Spirit and African Spirit Suezmax tankers as a result of declines in the estimated fair market values of those vessels.

Restructuring Charges. In January 2019 and February 2018, we sold the Toledo Spirit and Teide Spirit, respectively, and recorded related restructuring charges of $3.0 million and $1.8 million during 2019 and 2018, respectively, relating to seafarer severance costs.
Other Operating Results
General and Administrative Expenses. General and administrative expenses decreased by $6.0 million in 2019 compared to 2018, primarily due to a reduction in legal and other professional fees. During 2018, professional fees included amounts relating to the tax treatment dispute relating to the lease of our three LNG carriers (or the RasGas II LNG Carriers) in our 70%-owned consolidated subsidiary Teekay Nakilat Corporation (or the RasGas II Joint Venture) and claims against Skaugen for damages and losses for our seven multi-gas carriers previously on charter to them.

Interest Expense. Interest expense increased to $164.5 million for 2019, from $128.3 million for 2018. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to finance leases. This increase was primarily the result of:

•
an increase of $29.9 million primarily due to the commencement of our finance lease obligations upon the deliveries of the Myrina, Megara, and Yamal Spirit LNG carriers and an increase in debt balance to pay for the final newbuilding instalments on the Bahrain Spirit and Sean Spirit LNG carrier newbuilding deliveries; and

•	an increase of $6.3 million due to decreases in capitalized interest as a result of vessels delivered during 2018 and 2019.

Realized and Unrealized (Loss) Gain on Non-Designated Derivative Instruments. Net realized and unrealized (losses) gains on non-designated derivative instruments were $(13.4) million and $3.3 million for 2019 and 2018, respectively, as set forth in the table below.

(in thousands of U.S. Dollars)	Year Ended December 31,
	2019			2018
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(10,081)	(2,891)	(12,972)	(14,654)	31,061	16,407
Interest rate swaption agreements	—	—	—	—	2	2
Interest rate swap and swaption agreements termination	—	—	—	(13,681)	—	(13,681)
Foreign currency forward contracts	(147)	(202)	(349)	—	—	—
Toledo Spirit time-charter derivative	—	(40)	(40)	1,480	(930)	550
	(10,228)	(3,133)	(13,361)	(26,855)	30,133	3,278

We enter into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce exposure to interest rate variability on certain of our outstanding U.S. Dollar-denominated and Euro-denominated floating rate debt. As at December 31, 2019 and 2018, we had interest rate swap agreements, excluding our swap agreements with future commencement dates and swap agreements held by our equity-accounted joint ventures, with aggregate average net outstanding notional amounts of approximately $799 million and $919 million, respectively, and with average fixed rates of 3.4% and 3.3%, respectively. The decrease in realized losses relating to our interest rate swaps from 2019 to 2018 was primarily due to the termination of our interest rate swap associated with the Madrid Spirit refinancing during the third quarter of 2018 and certain interest rate swaps agreements that expired in early-2019.

During 2019, we recognized unrealized losses on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $12.5 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates relative to the beginning of 2019, partially offset by a reclassification of $6.7 million of previously recognized unrealized losses to realized losses related to cash settlements of our interest rate swaps.

During 2019, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from a reclassification of $3.4 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $0.5 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates relative to the beginning of 2019.

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

The Toledo Spirit time-charter derivative was the agreement with Teekay Corporation under which Teekay Corporation paid us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we paid Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. This arrangement terminated in January 2019. Please read “Item 18 – Financial Statements: Note 12d – Related Party Transactions."

The realized gain of $1.5 million for 2018 relates to lower earnings on the profit-loss-sharing agreement for the Toledo Spirit (we had corresponding decrease in net voyage revenues).

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

Foreign Currency Exchange (Losses) Gains. Foreign currency exchange (losses) gains were $(9.6) million and $1.4 million for 2019 and 2018, respectively. These foreign currency exchange gains (losses) are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For 2019, foreign currency exchange (losses) gains included unrealized losses on our cross currency swaps of $(13.2) million and realized losses on our cross currency swaps of $(5.1) million. These losses were partially offset by unrealized gains on the revaluation of our NOK-denominated debt of $5.8 million and unrealized gains on the revaluation of our Euro-denominated and non-U.S. Dollar-denominated cash, restricted cash, working capital and debt of $3.1 million.

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

Other (Expense) Income. Other expenses of $2.5 million for 2019 included $2.0 million of non-income tax expense as a result of the change in tax structure in 2019 as described above in "Significant Developments in 2019 and Early 2020 – Change in Tax Structure" and $1.4 million of loss relating to the Torben Spirit sale-leaseback refinancing completed in 2019. Other expense of $51.4 million for 2018 included $53.0 million for the recognition of an additional tax indemnification guarantee liability recorded within the consolidated RasGas II Joint Venture, which was settled by September 30, 2018. Please read "Item 18 – Financial Statements: Note 14b – Commitments and Contingencies."

Income Tax Expense. Income tax expense increased to $7.5 million for the year ended December 31, 2019, from $3.2 million for the prior year, primarily due to changes to freight tax accrual estimates.

Other Comprehensive Loss (or OCI). OCI was a loss of $57.4 million in 2019 compared to a loss of $1.1 million in 2018, due to changes in the valuation of interest rate swaps accounted for using hedge accounting within the Teekay Nakilat Joint Venture, in which we own a 70% interest, and certain of our equity-accounted joint ventures.
Year Ended December 31, 2018 versus Year Ended December 31, 2017
For a discussion of our operating results for the year ended December 31, 2018 compared with the year ended December 31, 2017, please see "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2018.
Liquidity and Cash Needs
Our business strategy is to employ a substantial majority of our vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. Our primary liquidity needs for 2020 through 2021 include payment of operating expenses, dry-docking expenditures, the funding of general working capital requirements, scheduled repayments and maturities of long-term debt and obligations related to finance leases, debt service costs, committed capital expenditures, our quarterly distributions, including payments of distributions on our Series A and Series B Preferred Units and common units and funding any common unit repurchases we may undertake. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, proceeds from debt financings and dividends we expect to receive from our equity-accounted joint ventures. For at least the one-year period following the date of this Annual

Report, we expect that our existing liquidity, combined with the cash flow we expect to generate from our operations and receive as dividends from our equity-accounted joint ventures, will be sufficient to finance the majority of our liquidity needs, including the equity portion of our committed capital expenditures. Our remaining liquidity needs include the need to refinance or repay certain of our loan facilities and bonds maturing during 2020 and 2021, which we expect to do. Our capital commitments as at December 31, 2019 are described in “Item 18 – Financial Statements: Note 14 – Commitments and Contingencies."

Our ability to continue to expand the size of our fleet over the long term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financing and other debt, as well as our ability to raise debt or equity financing through public or private offerings.

Our revolving credit facilities, term loans and obligations related to finance leases are described in the "Credit Facilities and Finance Leases" section below and in "Item 18 – Financial Statements: Note 5a – Chartered-in Vessels and Note 10 – Long-Term Debt."

As at December 31, 2019, our consolidated cash and cash equivalents were $160.2 million, compared to $149.0 million at December 31, 2018. Our total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $326.4 million as at December 31, 2019, compared to $324.6 million as at December 31, 2018.

As at December 31, 2019, we had a working capital deficit of $118.6 million. This working capital deficit primarily arose from $393.1 million of long-term debt being classified as current at December 31, 2019 relating to scheduled maturities and repayments in the 12 months following December 31, 2019. Scheduled maturities include $157.3 million of credit facilities maturing in June 2020 and $113.8 million for our NOK bonds maturing in May 2020. As a result of the sales of two LNG carriers in early-January 2020, we repaid the $157.3 million of credit facilities due in June 2020 and increased our liquidity by over $100 million. We expect to manage our working capital deficit primarily with net operating cash flow and dividends from our equity-accounted joint ventures, expected debt refinancings (including the completed debt refinancing of a revolving credit facility in March 2020), and, if necessary, existing undrawn revolving credit facilities. As at December 31, 2019, we had undrawn revolving credit facilities of $166.2 million. Please read “Item 18 – Financial Statements: Note 14a – Commitments and Contingencies” for information about required funding over the next 12 months.

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

Cash Flows. The following table summarizes our cash flow for the periods presented:

(in thousands of U.S. Dollars)	Year Ended December 31,
	2019	2018
Net cash flow from operating activities	298,929	131,198
Net cash flow (used for) from financing activities	(109,731)	385,085
Net cash flow used for investing activities	(158,771)	(632,854)

Operating Cash Flows. Net cash flow from operating activities increased to $298.9 million in 2019 from $131.2 million in 2018, primarily due to: an increase in cash flows generated by the deliveries to us of the Magdala, Myrina, Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit LNG carriers between February 2018 and January 2019; the Magellan Spirit commencing its charter-out contract in October 2018; the Torben Spirit earning a higher time-charter rate upon securing a contract extension in 2018; the payment of a tax indemnification liability in our consolidated RasGas II Joint venture in 2018; higher time-charter rates earned by our multi-gas vessels in 2019; an increase in dividends received from our equity-accounted joint ventures in 2019; and receipts from direct financing and sales-type leases being included in operating cash flows in 2019 due to the adoption of ASU 2016-02 compared to investing cash flows in 2018 (please read "Item 18 – Financial Statements: Note 2 – Accounting Pronouncements"). These increases were partially offset by decreases in cash flows due to timing of settlement of non-cash working capital, more off-hire days in 2019 for scheduled dry dockings and repairs on certain of our LNG carriers as compared to the prior year; and the sales of the Teide Spirit, African Spirit, European Spirit and Toledo Spirit conventional tankers between February 2018 and January 2019.

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

Financing Cash Flows. Net cash flow used for financing activities was $109.7 million in 2019 compared to net cash flow from financing activities of $385.1 million in 2018. The change was primarily due to: a $938.0 million decrease in net proceeds from the issuance of long-term debt as less refinancing activity was required in 2019 and due to the deliveries of the Bahrain Spirit and Sean Spirit in 2018; $317.8 million of net proceeds we received from the sale-leaseback financing transactions for the Yamal Spirit and Torben Spirit in 2019, compared to $370.1 million from the sale-leaseback financing transactions completed for the Magdala, Myrina and Megara in 2018; $111.6 million used to repurchase the Torben Spirit from the original bank lessor upon completion of a new sale-leaseback agreement in 2019; increase in repurchases of common units of $21.9 million in 2019; higher repayments of obligations related to finance leases of $12.0 million due to sale-leaseback financing transactions completed during 2018 and 2019; and a $12.0 million increase in cash distributions paid as a result of increases in quarterly common unit cash distributions commencing in May 2019. These decreases in cash flows from financing activities were partially offset by a $574.9 million lower debt prepayments and repayments primarily due to completion of refinancings during 2018.

Investing Cash Flows. Net cash flow used for investing activities decreased to $158.8 million in 2019 compared to $632.9 million in 2018 primarily due to a $588.3 million decrease in cash expenditures for vessels and equipment during 2019 compared to 2018, as more newbuildings were delivered in 2018. These decreases in cash used for investing activities were partially offset by $54.4 million of proceeds received from the sale of our 50% ownership interest in the Excelsior Joint Venture in March 2018; an increase in our net equity contributions by $31.8 million to our equity-accounted joint ventures in 2019 compared to 2018, primarily due to funding project expenditures in the Yamal LNG Joint Venture and the Bahrain LNG Joint Venture in 2019; a decrease in proceeds from sales of vessels of $17.0 million due to the sale of the Alexander Spirit in 2019 compared to sales of the European Spirit and African Spirit in 2018; and $10.9 million of receipts from direct financing leases being included in investing cash flows in 2018 compared to operating cash flows in 2019.

Credit Facilities and Finance Leases
Our revolving credit facilities, term loans and obligations related to finance leases are described in "Item 18 – Financial Statements: Note 5a – Chartered-in Vessels and Note 10 – Long-Term Debt." Our term loans, revolving credit facilities and obligations related to finance leases contain covenants and other restrictions typical of debt financing secured by vessels, including, among others, one or more of the following that restrict the ship-owning subsidiaries from:

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

Certain of our credit facilities include financial covenants. If we do not meet these financial covenants, the lender or lessor may limit our ability to borrow additional funds under our credit facilities and accelerate the repayment of our revolving credit facilities, term loans and obligations related to finance leases, which would have a significant impact on our short-term liquidity requirements. As at December 31, 2019, we had three facilities with an aggregate outstanding loan balance of $400.8 million that require us to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 115%, 120%, and 135%, which as at December 31, 2019 were 210%, 138% and 194%. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by us based on second-hand sale and purchase market data. Since vessel values can be volatile, our estimate of market value may not be indicative of either the current or future price that could be obtained if the related vessel was actually sold. As of the date these consolidated financial statements were issued, we were in compliance with all covenants relating to our credit facilities, term loans and finance leases. We also guarantee our proportionate share of certain loan facilities and obligations on interest rate swaps for our equity-accounted joint ventures. As at December 31, 2019, this proportionate share, based on the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at December 31, 2019, was $1.4 billion. As of the date these consolidated financial statements were issued, we understand that our equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that we guarantee.

Contractual Obligations and Contingencies
The following table summarizes our contractual obligations as at December 31, 2019:

	Total	2020	2021	2022	2023	2024	Beyond 2024
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt:(1)
Scheduled repayments	502.0	102.7	71.4	58.9	55.1	52.2	161.7
Repayments at maturity	827.9	152.2	177.6	212.0	—	22.0	264.1
Commitments related to finance leases(2)	1,881.9	140.4	138.6	137.0	135.5	132.0	1,198.4
Commitments related to operating leases(3)	279.6	47.7	47.6	34.9	23.9	23.9	101.6
Equipment and other construction contract costs(4)	61.0	23.3	22.4	15.3	—	—	—
Total U.S. Dollar-denominated obligations	3,552.4	466.3	457.6	458.1	214.5	230.1	1,725.8
Euro-Denominated Obligations:(5)
Long-term debt(6)	165.4	25.1	26.4	27.6	58.4	27.9	—
Total Euro-denominated obligations	165.4	25.1	26.4	27.6	58.4	27.9	—
Norwegian Krone-Denominated Obligations:(5)
Long-term debt(7)	347.2	113.8	136.6	—	96.8	—	—
Total Norwegian Krone-Denominated obligations	347.2	113.8	136.6	—	96.8	—	—
Totals	4,065.0	605.2	620.6	485.7	369.7	258.0	1,725.8

(1)
Giving effect to the debt refinancing completed in March 2020, excludes expected interest payments of $45.4 million (2020), $36.2 million (2021), $27.8 million (2022), $22.1 million (2023), $19.5 million (2024) and $58.8 million (beyond 2024). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at December 31, 2019, plus margins on debt that has been drawn that range up to 3.25% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge for certain of our variable-rate debt. In addition, the above table does not reflect scheduled debt repayments in our equity-accounted joint ventures.

(2)	Includes, in addition to lease payments, amounts we are required to pay to purchase the leased vessels at the end of their respective lease terms.

(3)	We have corresponding leases whereby we are the lessor and expect to receive approximately $196.6 million under these leases from 2020 to 2029.

(4)
The Bahrain LNG Joint Venture, in which we have a 30% ownership interest, has an LNG receiving and regasification terminal in Bahrain. The terminal is owned and operated by the joint venture under a 20-year agreement. As at December 31, 2019, our 30% share of the estimated remaining costs included in the table above is $11.4 million, of which the Bahrain LNG Joint Venture has secured undrawn debt financing of $10 million related to our proportionate share.

In June 2019, we entered into an agreement with a contractor to supply equipment on certain of our LNG carriers in 2021 and 2022, for an estimated installed cost of $60.6 million. As at December 31, 2019, the estimated remaining costs of this installation was $49.7 million.

(5)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2019.

(6)
Excludes expected interest payments of $1.8 million (2020) $1.5 million (2021), $1.2 million (2022), $0.8 million (2023) and $0.3 million (2024). Expected interest payments are based on EURIBOR at December 31, 2019, plus margins that range up to 1.95%, as well as the prevailing U.S. Dollar/Euro exchange rate as of December 31, 2019. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(7)
Excludes expected interest payments of $20.1 million (2020), $11.6 million (2021), $6.2 million (2022) and $3.1 million (2023). Expected interest payments are based on NIBOR at December 31, 2019, plus margins that range up to 6.0%, as well as the prevailing U.S. Dollar/NOK exchange rate as of December 31, 2019. The expected interest payments do not reflect the effect of the related cross currency swaps that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity-accounted joint ventures are shown in "Item 18 – Financial Statements: Note 7 – Equity-Accounted Joint Ventures."
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

The following table presents by segment the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2019. Specifically, the following table reflects all such vessels, except those operating on contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely an impairment would be recognized in the following year. Consequently, the vessels included in the following table generally include those vessels near the end of existing charters or other operational contracts. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

We would consider the vessels reflected in the following table to be at a higher risk of future impairment. The estimated future undiscounted cash flows of the vessels reflected in the following table are greater than their respective carrying values. Consequently, in these cases, the following table would not necessarily represent vessels that would likely be impaired in the next 12 months, and the recognition of an impairment in the future for any of those vessels may primarily depend upon our deciding to dispose of a vessel instead of continuing to operate it. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell a vessel or continue to operate it. This assessment includes an estimate of the net proceeds expected to be received if a vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the terms of its existing charter, charter market outlook and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing an existing customer contract.

Reportable Segment (in thousands of U.S. Dollars, except number of vessels)	Number of Vessels	Market Values(1) $	Carrying Values $
Liquefied Petroleum Gas Segment(2)	3	37,277	52,252
Liquefied Petroleum Gas Segment(3)	4	85,816	105,857
Liquefied Natural Gas Segment(3)	4	183,000	335,917
Total	11	306,093	494,026

(1)
Market values are determined using reference to second-hand market comparable values as at December 31, 2019. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.

(2)	Undiscounted cash flows for these vessels are marginally greater than their carrying values.

(3)	Undiscounted cash flows for these vessels are significantly greater than their carrying values.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 30 years for LPG Carriers and 35 years for LNG carriers, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time, are based on historical experience. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation.

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
Goodwill and Intangible Assets
Description. We allocate the cost of acquired companies, including acquisitions of equity-accounted joint ventures, to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time-charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill and intangibles. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results.

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

For the years ended December 31, 2018 and 2019, we had two reporting units with goodwill attributable to them, and we recorded an impairment charge of $0.8 million during 2018 relating to a portion of the goodwill attributed to our liquefied petroleum gas segment. No impairment charge was recorded for the year ended December 31, 2019. Certain factors that impact these assessments are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in "Part I – Forward-Looking Statements."

Amortization expense of intangible assets for each of the years 2019 and 2018 was $8.9 million per year. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets.
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
Taxes
Description. The expenses we recognize relating to taxes are based on our income, statutory tax rates and our interpretations of the tax regulations in the various jurisdictions in which we operate. We review our tax positions quarterly and adjust the balances as new information becomes available.

Judgments and Uncertainties. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in either the carryback or carryforward period. This analysis requires, among other things, the use of estimates and projections in determining future reversals of temporary differences, forecasts of future profitability and evaluating potential tax-planning strategies. In addition, we recognize the tax benefits of uncertain tax positions only if it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in evaluating uncertainties.

Effect if Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future or if an uncertain tax position was sustained upon examination, and such amount was in excess of the net amount previously recognized, we would increase our net income in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future or if an uncertain tax position was not sustained upon examination, we would decrease our net income in the period such determination was made. See “Item 18 – Financial Statements: Note 11 – Income Tax.”

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

The directors of our General Partner oversee our operations. Our General Partner has a Corporate Secretary but does not have any other officers. In February 2017, the Partnership and our wholly-owned subsidiary, Opco, entered into a services agreement with Teekay Gas Group Ltd. (or the Service Provider), a subsidiary of Opco. The Service Provider provides services using persons employed by various subsidiaries of Teekay Corporation, including the services of Mark Kremin, the President and CEO of the Service Provider, and Scott Gayton, the CFO of the Service Provider. Employees of certain subsidiaries of Teekay Corporation provide, pursuant to other services agreements, various services to us, including in the case of our operating subsidiaries, substantially all of their managerial, operational and administrative services and other technical and advisory services, and in the case of the Partnership, various administrative services. Please read “Item 7 – Major Common Unitholders and Related Party Transactions.”

Those individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Corporation or its affiliates. The various services agreements require the service providers to provide the services diligently and in a commercially reasonable manner.
Directors of Teekay GP L.L.C.
The following table provides information about the Board of Directors (or the Board) of our General Partner, Teekay GP L.L.C., as at the date of this Annual Report. Directors are appointed to serve until their successors are appointed or until they resign or are removed. The business address of each of our directors listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Ages of the individuals are as of December 31, 2019.

Name	Age	Position
Kenneth Hvid	51	Chair (1)
C. Sean Day	70	Director (5)
Alan Semple	60	Director (2)(6)
David Schellenberg	56	Director (2)
Richard D. Paterson	68	Director (2)(3)(5)(7)
Sylvia Barnes	63	Director (2)(3)(4)(8)

(1)	Appointed Chair on May 29, 2019.

(2)	Appointed on May 29, 2019.

(3)	Member of Audit Committee.

(4)	Member of Conflicts Committee.

(5)	Member of Governance Committee.

(6)	Chair of Audit Committee.

(7)	Chair of Conflicts Committee.

(8)	Chair of Governance Committee.

Certain biographical information about each of these individuals included in the table above is set forth below:

Kenneth Hvid was appointed Chair of Teekay GP L.L.C. in May 2019. Mr. Hvid was reappointed director of Teekay GP L.L.C. in September 2018, having previously served from 2011 to 2015. Mr. Hvid was appointed President and CEO of Teekay Corporation in 2017 and appointed as a director in June 2019. He has served as a director of Teekay Offshore GP L.L.C. since 2011 and director of Teekay Tankers Ltd. since 2017. He was appointed Chair of Teekay Tankers Ltd. in June 2019. He joined Teekay Corporation in 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During that time, Mr. Hvid was involved in leading Teekay Corporation through its entry and growth in the liquefied natural gas business. He held that position until the beginning of 2006, when he was appointed President of the Teekay Navion Shuttle Tankers and Offshore division. In that role, he was responsible for Teekay Corporation’s global shuttle tanker business as well as initiatives in the floating, storage and offtake business and related offshore activities. Mr. Hvid served as Teekay Corporation’s Chief Strategy Officer and Executive Vice President from 2011 to 2015, and as President and CEO of Teekay Offshore Group Ltd., from 2015 to 2016. Mr. Hvid has 30 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the Board of Gard P. & I. (Bermuda) Ltd.

C. Sean Day has served as director of Teekay GP L.L.C. since it was formed in 2004, and he served as Chair from 2004 until 2015. Mr. Day has served as a director of Teekay Corporation from 1999, served as Chair from 1999 to 2017, and was appointed Chair Emeritus in December 2017. Mr. Day served as director and Chair of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P., since it was formed in 2006, retiring as Chair and director in 2017. He served as a Chair of Teekay Tankers Ltd. from 2007 until 2013. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a director of Kirby Corporation and Chair of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Teekay’s largest shareholder, to oversee its investments, including that in the Teekay group of companies.

Alan Semple joined the Board of Teekay GP L.L.C. in May 2019. Mr. Semple has served as a director of Teekay Corporation since 2015. He is the Chair of both Teekay GP L.L.C. and Teekay Corporation’s Audit Committees. Mr. Semple brings over 30 years of finance experience primarily in the energy industry to the Company’s Board. He was formerly Director and Chief Financial Officer at John Wood Group PLC (or Wood Group), a provider of engineering, production support and maintenance management services to the oil and gas and power generation industries, a role he held from 2000 until his retirement in 2015. Prior to this, he held a number of senior finance roles in Wood Group from

1996. Mr. Semple currently serves on the Board of Cactus, Inc. (NYSE) where he is Chair of the Audit Committee. He also served as director and Chair of the Audit Committee of Cobham PLC (LSE) from 2015 to 2018.

David Schellenberg joined the Board of Teekay GP L.L.C. in May 2019. Mr. Schellenberg joined the Board of Teekay Corporation in 2017 and was appointed as Chair of the Board in June 2019. He was also appointed director of Teekay Tankers Ltd. in June 2019. Mr. Schellenberg is currently a Managing Director and Principal with Highland West Capital, a private equity firm in Vancouver, Canada. Prior to that, Mr. Schellenberg was with Conair Group and its subsidiary Cascade Aerospace, specialty aviation and aerospace business, from 2000 to 2013 and was President and CEO from 2007 to 2013. Mr. Schellenberg also acted as a Managing Director in the Corporate Office of the Jim Pattison Group, Canada’s second largest private company, from 1991 to 2000. Mr. Schellenberg is a member of the Young Presidents’ Organization, holds an MBA and is a Fellow of the Chartered Professional Accountants of Canada (FCPA, FCA).

Richard D. Paterson joined the Board of Teekay GP L.L.C. in May 2019. Mr. Paterson was on the Board of Teekay Tankers Ltd. from 2017 until May 2019. He is a certified public accountant who retired from PriceWaterhouseCoopers LLP (or PwC) in 2011 after 37 years of service. At the time of his retirement, Mr. Paterson served as the global leader of PwC’s Consumer, Industrial Products and Services Practices comprising the automotive, consumer and retail, energy utilities and mining, industrial products, pharmaceutical and health industry sectors. Mr. Paterson also served as Managing Partner of PwC’s Houston Office and U.S. Energy Practice and supervised audits of ExxonMobil Corporation from 2002 to 2006. Previous to this position, Mr. Paterson lived in Moscow, Russia where he led PwC’s Energy Practice for Europe, Middle East and Asia and also supervised the audits of OAO Gazprom. Mr. Paterson is a member of the National Association of Corporate Directors and serves on the Board of Montage Resources Corporation. He is a past Board member of Zaff GP LLC, the U.S./Russia Business Council and the U.S. Energy Association and stepped down in 2017, from the Board and Chairship of the Audit Committee of Tidewater, the leading offshore vessel service provider to the oil and gas industry. He resigned as a member of the Board of Saipem Canada, Inc., a private company, in 2017. Mr. Paterson also resigned from the Board of Parker Drilling Company, in March 2019 where he was the Presiding Director and Chair of the Nominating and Governance Committee. Mr. Paterson holds an MBA.

Sylvia Barnes joined the Board of Teekay GP L.L.C. in May 2019. Ms. Barnes brings extensive financial experience, energy sector expertise and an engineering background to the Company’s Board from her 37-year career. Since 2015, she has been Principal and Head of Energy Advisory Services at Tanda Resources LLC. From 2011 to 2014, she was Managing Director/Group Head Oil & Gas Investment and Corporate Banking at Keybanc Capital Markets. From 2009 to 2011, she was Managing Director and Head of Energy Investment Banking Group at Madison Williams and Company and from 2003 to 2009, she was Managing Director of Merrill Lynch/Petrie Parkman. Ms. Barnes is currently on the Board of Ultra Petroleum (NASDAQ:UPL), where she is a member of the Compensation Committee, and is on the Board of Pure Acquisition Corp (NYSE:PACQ), where she is the Chair of the Audit Committee and a member of the Compensation and Nominating and Governance Committees. Previously, Ms. Barnes served on the Board of Halcón Resources Corporation (NYSE:HK) and as a member of its Audit Committee and Reserves Committee, and on the Board of Sandridge Energy Inc. (NYSE:SD), and as a member and Chair of the Compensation Committee and a member of the Audit Committee. Ms. Barnes has an MBA from York University and a B.Sc. Mechanical Engineering from the University of Manitoba. Ms. Barnes is also Chair of the Santa Maria Hostel Foundation and is a member of the Independent Petroleum Association of American (IPAA) Capital Markets Committee and also a member of the National Association of Corporate Directors (NACD).

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

Name	Age	Position
Mark Kremin	49	President and Chief Executive Officer, Teekay Gas Group Ltd.
Scott Gayton	45	Chief Financial Officer, Teekay Gas Group Ltd.
Anne Liversedge	51	Secretary, Teekay GP L.L.C. (1)

(1)	Appointed on July 31, 2019.

Mark Kremin was appointed President and CEO of Teekay Gas Group Ltd., a company that provides services to Teekay LNG Partners L.P. and its subsidiaries, in 2017. He was appointed President of Teekay Gas Services in 2015, having acted as its Vice President since 2006. In 2000, Mr. Kremin joined Teekay Corporation as in-house counsel and subsequently held commercial roles within Teekay Gas. He represents Teekay Gas on boards of joint ventures with partners in Asia, Europe and the Middle East. Mr. Kremin has over 20 years’ experience in shipping. Prior to joining Teekay, he was an attorney in an admiralty law firm in Manhattan. Prior to attending law school in New York City, he worked for a leading owner and operator of container ships.

Scott Gayton was appointed Chief Financial Officer of Teekay Gas Group Ltd., a company that provides services to Teekay LNG Partners L.P. and its subsidiaries in June 2018. Mr. Gayton has over 20 years of finance and accounting experience, including most recently serving as CFO of Tanker Investments Ltd. from the time of its initial public offering until its merger with Teekay Tankers Ltd. Mr. Gayton joined Teekay Corporation in 2001 and has worked in progressively more senior roles in Finance and Accounting. In 2013, he was promoted to Vice President, Finance, where he continues to play an instrumental role in supporting Teekay’s strategy and capital market transactions. Prior to joining Teekay Corporation, he worked as a Chartered Accountant in the Vancouver, Canada office of Ernst & Young LLP.

Anne Liversedge was appointed Secretary of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. in July 2019. She was also appointed Secretary of the Service Provider and its subsidiaries in June 2019. Ms. Liversedge joined Teekay Corporation in 2006 and currently serves as Associate General Counsel, Legal & Taxation. Prior to joining Teekay, Ms. Liversedge was a partner at the law firm Thomas Cooper in London and has also spent time with Assuranceforengen Skuld (P&I Club) and with another major tanker owner. She has over 25 years of legal experience, specializing in the maritime and offshore sectors, and is qualified to practice law in England and Wales. Ms. Liversedge has a Master’s degree in Maritime Law and is registered as a solicitor with the Law Society of England and Wales. She is also Chair of the INTERTANKO Documentary Committee.
Annual Executive Compensation
During 2019, the aggregate amount for which we reimbursed Teekay Corporation for compensation expenses of the Chief Executive Officer and Chief Financial Officer of the Service Provider, excluding any long-term incentive plan awards issued directly by the Partnership as described below, was $1.4 million. The amounts were paid in U.S. Dollars. Teekay Corporation’s annual bonus plan, in which the CEO and CFO of the Service Provider participated, considers both company performance and team performance.
Compensation of Directors
Officers of our Service Provider or Teekay Corporation who also serve as directors of our General Partner do not receive additional compensation for their service as directors. During 2019, each non-management director received compensation for attending meetings of the Board of Directors, as well as committee meetings. Each non-management director receives a director fee of $60,000 and common units with a value of approximately $75,000 for the 2019 year. The Chair received an annual fee of $107,500 and common units with a value of approximately $107,500. In addition, members of the audit, conflicts and corporate governance committees each received a committee fee of $7,500, $7,500 and $5,000, respectively, for the 2019 year, and the chairs of the audit, conflicts and corporate governance committees each received an additional fee of $17,000, $12,500 and $10,000, respectively, for serving in that role. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2019, the non-management directors, including the five current non-management directors and the four individuals who served as a non-employee director and resigned or retired in 2019, received, in the aggregate, $552,000 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. In 2019, the Board granted to the non-management directors, including the five current non-management directors and the four individuals who served as a non-employee director and resigned or retired in 2019, an aggregate of 35,347 common units.

2005 Long-Term Incentive Plan
Our General Partner adopted the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan for employees and directors of and consultants to our General Partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. In 2019, the General Partner awarded 80,100 restricted units to the Teekay Corporation employees who provide services to our business. The restricted units vest evenly over a three-year period from the grant date.
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

The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under “Investors – Teekay LNG Partners L.P. - Governance” from the home page of our web site at www.teekay.com. During 2019, the Board held seven meetings. Each director attended all Board meetings, with the exception of one director who was absent from one Board meeting. The members of the Audit Committee, Conflicts Committee and Corporate Governance Committee attended all meetings, except for one director who was absent from one Conflicts Committee meeting and one director who was absent from one Corporate Governance Committee meeting.

Audit Committee. The Audit Committee of our General Partner is composed of at least three directors, each of whom must meet the independence standards of the New York Stock Exchange (or NYSE) and the SEC. This committee is currently comprised of directors Alan Semple (Chair), Sylvia Barnes, and Richard D. Paterson. All members of the committee are financially-literate and the Board has determined that Mr. Semple qualifies as the audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of our consolidated financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and independent auditors.

Conflicts Committee. The Conflicts Committee of our General Partner is composed of at least two directors and is currently comprised of Richard D. Paterson (Chair) and Sylvia Barnes. The members of the Conflicts Committee may not be officers or employees of our General Partner or directors, officers or employees of its affiliates, and must meet the heightened NYSE and SEC director independence standards applicable to audit committee membership and certain other requirements.

The Conflicts Committee:

•	reviews specific matters that the Board believes may involve conflicts of interest; and

•	determines if the resolution of the conflict of interest is fair and reasonable to us.

Any matters approved by the Conflicts Committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our General Partner of any duties it may owe us or our unitholders. The Board is not obligated to seek approval of the Conflicts Committee on any matter and may determine the resolution of any conflict of interest itself and in accordance with our partnership agreement.

Corporate Governance Committee. The Corporate Governance Committee of our General Partner is composed of at least two directors, a majority of whom must meet the director independence standards established by the NYSE. This committee is currently comprised of directors Sylvia Barnes (Chair), C. Sean Day and Richard D. Paterson.

The Corporate Governance Committee:

•	oversees the operation and effectiveness of the Board and its corporate governance;

•	develops and recommends to the Board corporate governance principles and policies applicable to us and our General Partner and monitors compliance with these principles and policies; and

•	oversees director compensation and the long-term incentive plan described above.
Crewing and Staff
As of December 31, 2019, approximately 2,000 seagoing staff served on our consolidated and equity-accounted for vessels that were managed by subsidiaries of Teekay Corporation and nine staff served on-shore in technical, commercial and administrative roles in various countries, compared to approximately 1,900 seagoing staff and nine on-shore staff as of December 31, 2018 and approximately 1,800 seagoing staff and nine on-shore staff as of December 31, 2017. Certain subsidiaries of Teekay Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries, and Teekay Corporation subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please read “Item 7 – Major Common Unitholders and Related Party Transactions.”

We regard attracting and retaining motivated seagoing personnel as a top priority. Like Teekay Corporation, we offer our seafarers competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally.

Teekay Corporation has entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which cover substantially all of the officers and seafarers that operate our Bahamian-flagged vessels. Our Spanish officers and seafarers for our Spanish-flagged vessels are covered by a collective bargaining agreement with Spain’s Union General de Trabajadores and Comisiones Obreras, and the Filipino crew members employed on our Spanish-flagged LNG carriers are covered by the Collective Bargaining Agreement with the Philippine Seafarer’s Union. We believe Teekay Corporation’s and our relationships with these labor unions are good.

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
Common Unit Ownership
The following table sets forth certain information regarding beneficial ownership, as of December 31, 2019, of our common units by all directors and officers of our General Partner and Service Provider. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any units that the person has the right to acquire as of February 29, 2020 (60 days after December 31, 2019) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the common units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned (3)
All directors and officers of Teekay GP L.L.C. and Teekay Gas Group Ltd. as a group (9 persons) (1) (2)	74,589	0.10%

(1)
Excludes units owned by Teekay Corporation which controls us and on the Board of which serves the directors of our General Partner, Alan Semple. Kenneth Hvid and David Schellenberg. Please read “Item 7 – Major Common Unitholders and Related Party Transactions" for more detail.

(2)
Each director, executive officer and key employee beneficially owns less than 1% of the outstanding common units. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power.

(3)	Based on 77,509,339 of common units outstanding as of December 31, 2019. Excludes the 2% general partner interest held by our General Partner, a wholly-owned subsidiary of Teekay Corporation.
Item 7. Major Common Unitholders and Related Party Transactions
Major Common Unitholders

The following table sets forth information regarding beneficial ownership, as of December 31, 2019, of our common units by each person we know to beneficially own more than 5% of the outstanding common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of March 1, 2020 (60 days after December 31, 2020) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned (1)
Teekay Corporation (1)	25,208,274	32.5%
FMR LLC(2)	7,749,998	9.9%
Cobas Asset Management, SGIIC, SA(3)	5,813,317	7.5%

(1)	Based on 77,509,339 of common units outstanding as of December 31, 2019. Excludes the 2% general partner interest held by our General Partner, a wholly-owned subsidiary of Teekay Corporation.

(2)
FMR LLC has the sole dispositive power as to 7,749,998 common units and has sole voting power as to 99,624 of these common units. This information is based on the Schedule 13G/A filed by this group with the SEC on February 7, 2020.

(3)	Cobas Asset Management, SGIIC, SA has sole and shared voting power as to 5,813,317 common units. This information is based on the Schedule 13G/A filed by this group with the SEC on February 20, 2020.

Teekay Corporation has the same voting rights with respect to common units it owns as our other common unitholders. However, by virtue of its 100% ownership interest in our General Partner, we are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.
Related Party Transactions

a)
We have entered into an amended and restated omnibus agreement with Teekay Corporation, our General Partner, Opco, Teekay Offshore and related parties. The following discussion describes certain provisions of the omnibus agreement, as it has been amended.

Noncompetition. Under the omnibus agreement, Teekay Corporation and Altera have agreed, and have caused their controlled affiliates (other than us) to agree, not to own, operate or charter LNG carriers. This restriction does not prevent Teekay Corporation, Altera or any of their controlled affiliates (other than us) from, among other things, acquiring, operating or chartering LNG carriers if our General Partner has previously advised Teekay Corporation or Altera that the Board of Directors of our General Partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the carriers.

In addition, under the omnibus agreement we have agreed not to own, operate or charter crude oil tankers or certain “offshore vessels” (including dynamically-positioned shuttle tankers, floating storage and off-take units or floating production, storage and off-loading units), if they are subject to contracts with a remaining duration of at least three years, excluding extension options. This restriction does not prevent us from, among other things, acquiring, operating or chartering oil tankers or offshore vessels if Teekay Corporation or Altera, as applicable, has previously advised our General Partner that it has elected not to acquire or operate those vessels.

Rights of First Offer on Suezmax Tankers, LNG Carriers and Offshore Vessels. Under the omnibus agreement, we have granted to Teekay Corporation and Altera a 30-day right of first offer on any proposed (a) sale, transfer or other disposition of any of our conventional tankers, in the case of Teekay Corporation, or certain offshore vessels in the case of Altera, or (b) re-chartering of any of our conventional tankers or offshore vessels pursuant to a time-charter or contract of affreightment with a term of at least three years if the existing charter expires or is terminated early. Likewise, each of Teekay Corporation and Altera has granted a similar right of first offer to us for any LNG carriers it might own. These rights of first offer do not apply to certain transactions.

Termination. If Teekay Corporation or its affiliates no longer control our General Partner or the general partner of Altera or if there is a change of control of Teekay Corporation, our General Partner, the general partner of Altera or Teekay Corporation, then any of those entities, as applicable, may terminate relevant noncompetition and rights of first offer provisions of the omnibus agreement. During 2018, Brookfield Business Partners L.P. and its institutional investors acquired a 51% ownership interest in the general partner of Altera and have the right to appoint a majority of the directors of Altera's general partner’s Board of Directors. This transaction constituted a change of control, giving Altera the right to elect to terminate the omnibus agreement, though, to date, we have not received any indication from Altera that it intends to do so.

b)
David Schellenberg, Kenneth Hvid, Alan Semple and C. Sean Day are members of the Board. Mr. Schellenberg is also the Chairman of Teekay Corporation and is a member of the Board of Directors of Teekay Tankers Ltd., a publicly-traded subsidiary of Teekay Corporation. Mr. Hvid is also the President and Chief Executive Officer of Teekay Corporation, and Chairman of Teekay Tankers Ltd. Mr. Semple is a director of Teekay Corporation. Mr. Day is a consultant to Kattegat Ltd., which controls Teekay Corporation’s largest shareholder.

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
Cash Distribution Policy for Common Unitholders
Rationale for Our Cash Distribution Policy
Our general cash distribution policy reflects a basic judgment that our common unitholders are better served by allocating capital in a balanced manner, including the increase to our quarterly common unit cash distributions by 32% to $0.25 per unit, commencing with the first quarter of 2020 distribution to be paid in May 2020. This level of common unit distributions allows us to establish cash reserves for the purpose of funding committed growth projects and to reduce debt levels and is consistent with our cash distribution policy and the terms of our partnership agreement, which require that we distribute all of our Available Cash (as defined in our partnership agreement) within approximately 45 days after the end of each quarter. Available Cash is determined after payment of distributions on our preferred units.
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

During 2019, all quarterly cash distributions were below $0.4625 per common unit.

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
Please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2019 and early 2020” and “Item 18 – Financial Statements: Note 20 – Subsequent Events” for descriptions of significant changes that have occurred since December 31, 2019.

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

(a)
Amended and Restated Omnibus agreement with Teekay Corporation, Altera, our General Partner and related parties. Please read “Item 7 – Major Common Unitholders and Related Party Transactions” for a summary of certain contract terms.

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

(c)
Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended. This facility was used to make restricted cash deposits that fully fund payments under a finance lease for one of our LNG carriers, the Catalunya Spirit. Interest payments are based on EURIBOR plus a margin. The term loan matures in 2023 with monthly payments that reduce over time.

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

(k)
Agreement dated June 28, 2013, as amended on June May 30, 2018, for a U.S. $160,000,000 Loan Facility between Malt Singapore Pte. Ltd. and Commonwealth Bank of Australia. The loan bears interest at LIBOR plus a margin of 2.00%. The facility requires quarterly repayments, with a bullet payment on maturity in 2026.

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

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each unitholder is urged to consult its tax advisor regarding the U.S. federal, state, local, non-U.S. and other tax consequences of the ownership or disposition of our units.

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

Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our units to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s units, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder's units will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our units and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the units for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our units will be treated as foreign source income and generally will be treated as “passive category income.”

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

Sale, Exchange or Other Disposition of Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such units. Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (i) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short term capital gain or loss otherwise and (ii) U.S. source gain or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including capital gains from the sale or other disposition of units. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our units.
Consequences of Possible PFIC Classification
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75% of its gross income is “passive” income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

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

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our units.

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

If a U.S. Holder makes a mark-to-market election for one of our taxable years and we were a PFIC for a prior taxable year during which such U.S. Holder held our units and for which (i) we were not a QEF with respect to such U.S. Holder and (ii) such U.S. Holder did not make a timely mark-to-market election, such U.S. Holder would also be subject to the more adverse rules described below in the first taxable year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s units exceeds the U.S. Holder’s adjusted tax basis in the units at the end of the first taxable year for which the mark-to-market election is in effect.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder ) would be subject to special rules resulting in increased tax liability with respect to (i) any “excess distribution” (e.g. the portion of any distributions received by the Non- Electing Holder on our units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for our units), and (ii) any gain realized on the sale, exchange or other disposition of our units. Under these special rules:

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
Sale, Exchange or Other Disposition of Units
In general, a non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our units unless (i) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business within the United States and the disposition of our units is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.
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

Treasury Regulations) or the Non-U.S. Holder properly certifies under penalties of perjury as to its non-U.S. status (generally on IRS Form W-8BEN, W-8BEN-E, W-8ECI, or W-8EXP, as applicable) and certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption.

Payment of proceeds to a Non-U.S. Holder from a sale, redemption or other taxable disposition of our units to or through the U.S. office of a broker, or through a broker that is considered a U.S. payor or U.S. middleman (within the meaning of U.S. Treasury Regulations), generally will be subject to information reporting and backup withholding, unless the Non-U.S. Holder properly certifies under penalties of perjury as to its non-U.S. status (generally on IRS Form W-8BEN, W-8BEN-E, W-8ECI, or W-8EXP, as applicable) and certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, a Non-Corporate U.S. Holder or Non-U.S. Holder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

Non-United States Tax Considerations
Marshall Islands Taxation

Because we and our controlled affiliates do not, and we do not expect that we and our controlled affiliates will, conduct business, operations, or transactions in the Republic of the Marshall Islands, neither we nor our controlled affiliates are subject to income, capital gains, profits or other taxation under current Marshall Islands law, other than taxes, fines, or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax, or (v) non-compliance with economic substance regulations or requests made by the Marshall Islands registrar of corporations relating to our books and records and the books and records of our subsidiaries. As a result, distributions by controlled affiliates to us are not subject to Marshall Islands taxation.

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

Canadian Federal Income Tax Considerations

The following discussion is a summary of the material Canadian federal income tax considerations under the Canada Tax Act that we believe are relevant to holders of units who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty), are at all relevant times resident in the United States and entitled to all of the benefits of the Canada - U.S. Treaty and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all.

Teekay LNG Partners L.P. is considered to be a partnership under Canadian federal income tax law and therefore not a taxable entity for Canadian income tax purposes. A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gains allocated by Teekay LNG Partners L.P. to the U.S. Resident Holder in respect of such U.S. Resident Holder’s units, provided that (i) Teekay LNG Partners L.P. does not carry on business in Canada for the purposes of the Canada Tax Act and (ii) such U.S. Resident Holder does not hold such units in connection with a business carried on by such U.S. Resident Holder through a permanent establishment in Canada for purposes of the Canada-U.S. Treaty.

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

We believe that the activities and affairs of Teekay LNG Partners L.P. are conducted in such a manner that Teekay LNG Partners L.P. is not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of our units. We intend that this is and continues to be the case, notwithstanding that Teekay Shipping Limited (a subsidiary of Teekay Corporation that is a non-resident of Canada) and Service Provider (an indirect subsidiary of Teekay LNG Partners L.P. that is a non-resident of Canada) provide certain services to Teekay LNG Partners L.P. and obtain some or all such services under subcontracts with Canadian service providers. If the arrangements we have entered into result in Teekay LNG Partners L.P. being considered to carry on business in Canada for purposes of the Canada Tax Act, U.S. Resident Holders would be considered to be carrying on business in Canada and may be required to file Canadian tax returns and, subject to any relief provided under the Canada-U.S. Treaty, would be subject to taxation in Canada on any income that is considered to be attributable to the business carried on by Teekay LNG Partners L.P. in Canada. The Canada-U.S. Treaty contains a treaty benefit denial rule which may have the effect of denying relief thereunder from Canadian taxation to U.S. Resident Holders in respect of any income attributable to a business carried on by us in Canada.

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

Please read "Item 3 – Risk Factors" for more information on potential tax risks applicable to unitholders and our business.
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
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. Please read "Item 3 – Risk Factors" for more details on the potential phasing out of LIBOR as an interest “benchmark”.

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

The table below provides information about our financial instruments at December 31, 2019, that are sensitive to changes in interest rates, including our long-term debt, obligations related to finance leases and interest rate swaps, but excluding any amounts related to our equity-accounted joint ventures. For long-term debt and obligations related to finance leases, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt and obligations related to finance leases as well as the potential exercise of early termination options for certain of our interest rate swaps.

Expected Maturity Date

	2020	2021	2022	2023	2024	There- after	Total	Fair Value Liability	Rate(1)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Fixed Rate ($U.S.)	18.1	18.1	18.1	18.1	18.1	106.4	196.9	197.4	4.3%
Variable-Rate ($U.S.) (2)	236.8	230.9	252.8	37.0	56.1	319.4	1,133.0	1,114.2	3.7%
Variable-Rate (Euro) (3) (4)	25.1	26.4	27.6	58.4	27.9	—	165.4	162.6	1.2%
Variable-Rate (NOK) (4) (5)	113.8	136.6	—	96.8	—	—	347.2	358.0	6.7%
Obligations Related to Finance Leases:
Variable-Rate ($U.S.) (6)	18.5	18.6	18.6	18.6	16.8	218.1	309.2	308.3	4.4%
Fixed-Rate ($U.S.) (6)	51.5	53.4	55.4	57.6	59.7	824.1	1,101.7	1,126.6	5.4%
Average Interest Rate (7)	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%
Interest Rate Swaps:
Contract Amount ($U.S.) (8)	204.3	197.5	32.5	33.2	116.7	161.6	745.8	40,077	3.1%
Average Fixed-Pay Rate (2)	3.3%	3.5%	3.2%	3.2%	1.9%	3.3%	3.1%
Contract Amount (Euro) (4) (9)	10.2	11.0	11.8	42.1	—	—	75.1	8,160	3.8%
Average Fixed-Pay Rate (3)	3.7%	3.7%	3.7%	3.9%	—	—	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and obligations related to finance leases, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our obligations related to finance leases is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt, which as of December 31, 2019 ranged from 0.30% to 3.25%. Please read “Item 18 – Financial Statements: Note 10 – Long-Term Debt.”

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The repayment amounts give effect to the refinancing completed in March 2020 of one of our revolving credit facilities scheduled to mature in 2020 with a new $225 million revolving credit facility maturing in 2022.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2019.

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

(6)	The amount of obligations related to finance leases represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(7)	The average interest rate is the weighted-average interest rate implicit in the obligations related to our fixed-rate finance leases at the inception of the leases.

(8)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR.

(9)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR or 6-month EURIBOR.
Spot Market Rate Risk
Certain of our multi-gas vessels and certain of our LPG carriers in our 50%-owned Exmar LPG Joint Venture are trading in the spot market. In addition, certain of our LNG carriers in our 52%-owned MALT Joint Venture have charter contracts ending in 2020 and may be traded in the spot market if we are unable to obtain charter contracts prior to the expiration of their current charter contracts. Please see “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2019 and Early 2020: Charter Contracts for MALT LNG Carriers." The cyclical nature of the LPG and LNG spot market may cause significant increases or decreases in the revenues we earn from these vessels trading in the spot market.
Foreign Currency Fluctuations
Our functional currency is U.S. Dollars because nearly all of our revenues and most of our operating costs are in U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loans and restricted cash deposits and our NOK-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses, capital expenditures and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We have Euro-denominated interest expense and Euro-denominated interest income related to our Euro-denominated loans of 147.5 million Euros ($165.4 million) and Euro-denominated restricted cash deposits of 23.4 million Euros ($26.2 million), respectively, as at December 31, 2019. We have Euro-denominated capital expenditures and we economically hedge a portion of these expenditures with foreign currency forward contracts. Please read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.” At December 31, 2019, the fair value of the foreign currency forward contract liabilities was $0.2 million and the change from December 2018 to the reporting period has been reported in realized and unrealized (loss) gain on non-designated derivative instruments in the consolidated statements of income. We also incur NOK-denominated interest expense on our NOK-denominated bonds; however, we entered into cross currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2020 through 2023, and to economically hedge the interest rate exposure. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of the NOK-denominated bonds due in 2018 through 2021. Please read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.” At December 31, 2019, the fair value of the cross currency swaps derivative liabilities was $42.1 million and the change from December 2018 to the reporting period has been reported in foreign currency exchange (loss) gain in the consolidated statements of income. As a result, fluctuations in the Euro and NOK relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income, realized and unrealized (loss) gain on non-designated derivative instruments and foreign currency exchange (loss) gain.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of the Service Provider. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer of the Service Provider concluded that our disclosure controls and procedures are effective as of December 31, 2019.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has determined that the internal control over financial reporting was effective as of December 31, 2019.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and the effectiveness of our internal control over financial reporting as of December 31, 2019. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-3 of this Annual Report.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a – 15 (f) under the Exchange Act) that occurred during the year ended December 31, 2019.

Item 16A.	Audit Committee Financial Expert
The Board of Directors of our General Partner has determined that Director and Chair of the Audit Committee, Alan Semple, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics
We have adopted a Standards of Business Conduct Policy that applies to all our employees and the employees and directors of our General Partner. This document is available under “Investors – Teekay LNG Partners L.P. - Governance” from the home page of our web site (www.teekay.com). We intend to disclose, under “Investors – Teekay LNG Partners L.P. - Governance” in the Investors section of our web site, any waivers to or amendments of our Standards of Business Conduct Policy that benefit any directors and executive officers of our General Partner.

Item 16C.	Principal Accountant Fees and Services
Our principal accountant for 2019 and 2018 was KPMG LLP, Chartered Professional Accountants. The following table shows the fees we paid or accrued for audit and audit-related services provided by KPMG LLP for 2019 and 2018.

Fees (in thousands of U.S. Dollars)	2019	2018
Audit Fees(1)	928	859
Audit-Related Fees(2)	—	5
Total	928	864

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

No fees for tax services were provided to the Partnership by the auditor during the term of their appointments in 2019 and 2018.

The Audit Committee of our General Partner’s Board of Directors has the authority to pre-approve permissible audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee pre-approved all engagements and fees paid to our principal accountant in 2019 and in 2018.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Units by the Issuer and Affiliated Purchasers
The following table summarizes the common units repurchased during the years ended December 31, 2019(1):
.

(in thousands of U.S. Dollars, except unit and per unit data)	Total number of common units purchased	Average price paid per common unit $	Total number of common units purchased as part of publicly announced program	Approximate value of common units that may yet be purchased under the program at each period end date $
January 1, 2019 - January 31, 2019	815,398	11.41	1,142,178	86,983
February 1, 2019 - February 28, 2019	—	—	1,142,178	86,983
March 1, 2019 - March 31, 2019	—	—	1,142,178	86,983
April 1, 2019 - April 30, 2019	—	—	1,142,178	86,983
May 1, 2019 - May 31, 2019	—	—	1,142,178	86,983
June 1, 2019 - June 30, 2019	187,290	13.39	1,329,468	84,475
July 1, 2019 - July 31, 2019	83,499	14.58	1,412,967	83,257
August 1, 2019 - August 31, 2019	662,636	14.27	2,075,603	73,803
September 1, 2019 - September 30, 2019	185,746	14.68	2,261,349	71,075
October 1, 2019 - October 31, 2019	—	—	2,261,349	71,075
November 1, 2019 - November 30, 2019	—	—	2,261,349	71,075
December 1, 2019 - December 31, 2019	—	—	2,261,349	71,075

(i)
On December 19, 2018, we announced that our Board of Directors had authorized a common unit repurchase program of up to $100 million of our common units. The repurchase program does not have a set expiration date. Common units may be repurchased in the open market or privately-negotiated transactions or otherwise at times and prices considered appropriate by us. The timing of any purchases and the exact number of common units to be purchased under the common unit repurchase program will be dependent on market conditions and other factors.

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

2.1	Agreement, dated May 18, 2015, for NOK 1,000,000,000, Senior Unsecured Bonds due May 2020, between Teekay LNG Partners L.P. and Nordic Trustee ASA. (4)
2.2	Description of Securities Registered Under Section 12 of the Exchange Act.
4.1	Amended Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan. (3)
4.2	Amended and Restated Omnibus Agreement with Teekay Corporation, Teekay Offshore, our General Partner and related parties. (5)
4.3	Administrative Services Agreement with Teekay Shipping Limited. (3)
4.4	Advisory, Technical and Administrative Services Agreement between Teekay Shipping Spain S.L. and Teekay Shipping Limited. (3)
4.5	LNG Strategic Consulting and Advisory Services Agreement between Teekay LNG Partners L.P. and Teekay Shipping Limited. (3)
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
4.14
Agreement dated July 7, 2014; Teekay LNG Operating L.L.C. entered into a shareholder agreement with China LNG Shipping (Holdings) Limited to form TC LNG Shipping L.L.C. in connection with the Yamal LNG Project. (9)

4.15	Agreement dated December 17, 2014, for U.S. $450,000,000 loan facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ. (9)
4.16	Amending and Restating Agreement dated June 5, 2015, for a U.S. $460,000,000 secured loan facility between Exmar LPG BVBA and Nordea Bank Norge ASA and other banks. (4)
4.17	Agreement dated November 15, 2016, for a U.S. $730,000,000 Secured Loan Facility between Bahrain LNG W.L.L. and Standard Chartered Bank and other banks. (10)
4.18	Agreement dated December 21, 2016, for a U.S. $723,200,000 Secured Loan Facility between Teekay Nakilat (III) Corporation and Qatar National Bank SAQ. (10)
4.19
Agreement dated December 8, 2017, for a U.S. $1,632,000,000 Secured Loan Agreement between DSME Hull No. 2423 L.L.C., DSME Hull No. 2425 L.L.C., DSME Hull No. 2430 L.L.C., DSME Hull No. 2431 L.L.C., DSME Hull No. 2433 L.L.C. and DSME Hull No. 2434 L.L.C. (as borrowers) and China Development Bank. (11)

8.1	List of Subsidiaries of Teekay LNG Partners L.P.
12.1	Rule 13a-15(e)/15d-15(e) Certification of Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd.
12.2	Rule 13a-15(e)/15d-15(e) Certification of Scott Gayton, Chief Financial Officer of Teekay Gas Group Ltd.
13.1	Certification of Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Scott Gayton, Chief Financial Officer of Teekay Gas Group Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of KPMG LLP, as independent registered public accounting firm, for Teekay LNG Partners L.P.
15.2	Consolidated Financial Statements of TC LNG Shipping L.L.C.
101.INS	XBRL Instance Document.
101.SCJ	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Label Linkbase.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.
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

(7)	Previously filed as exhibit 4.26 to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 16, 2013 and hereby incorporated by reference to such report.

(8)	Previously filed as exhibits 4.1 and 4.2 to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on November 27, 2013 and hereby incorporated by reference to such report.

(9)	Previously filed as exhibits 4.29 and 4.30 to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 23, 2015 and hereby incorporated by reference to such report.

(10)	Previously filed as exhibits 4.37 and 4.39 to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 26, 2017 and hereby incorporated by reference to such report.

(11)	Previously filed as exhibit 4.20 to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 5, 2019 and hereby incorporated by reference to such report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
	By:	Teekay GP L.L.C., its General Partner
Date: April 9, 2020	By:	/s/ Anne Liversedge
Anne Liversedge
Corporate Secretary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders
Teekay LNG Partners L.P.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Teekay LNG Partners L.P. and subsidiaries (the Partnership) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, cash flows, and changes in total equity for each of the years in the three‑year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 9, 2020 expressed an unqualified opinion on the effectiveness of the Partnership’s internal control over financial reporting.
Change in Accounting Principles
As discussed in Note 2 to the consolidated financial statements, the Partnership has changed its accounting policies as of January 1, 2018 for revenue recognition due to the adoption of ASU 2014-09 Revenue from Contracts with Customers, and has changed its accounting policies as of January 1, 2019 for leases due to the adoption of ASU 2016-02 Leases and for hedge accounting due to the adoption of ASU 2017-12 Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of the recoverability of vessels and equipment in the liquefied petroleum gas segment for impairment
As discussed in Note 1 to the consolidated financial statements, the Partnership assesses vessels and equipment that are intended to be held and used in the Partnership’s business for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s carrying value exceeds the undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimates of undiscounted expected cash flows involve, amongst others, assumptions about future charter rates. The carrying value of vessels and equipment reported on the consolidated balance sheet as of December 31, 2019, was $3,061,499 thousand, which includes vessels and equipment in the liquefied petroleum gas (LPG) segment.
We identified the assessment of the recoverability for vessels and equipment in the LPG segment for impairment as a critical audit matter. Subjective auditor judgment was required to evaluate the projected charter rates used in determining the undiscounted expected cash flows. Changes in projected charter rates could have a significant impact on the recoverability of vessels and equipment in the LPG segment.
The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Partnership’s impairment assessment process, including controls related to determining the projected charter rates. We assessed a selection of projected charter rates by comparing them to historical rates in third-party industry publications for vessels with similar characteristics, including type, size, and age. We compared the Partnership’s historical revenue projections to actual results to assess the Partnership’s ability to accurately project future revenue. We performed a sensitivity analysis over the projected charter rates used in determining the undiscounted expected cash flows to assess their impact on the Company’s determination of the recoverability of vessels and equipment in the LPG segment.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Partnership’s auditor since 2011.
Vancouver, Canada
April 9, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders
Teekay LNG Partners L.P.:

Opinion on Internal Control Over Financial Reporting
We have audited Teekay LNG Partners L.P. and subsidiaries’ (the Partnership) internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Partnership as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated April 9, 2020 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
April 9, 2020

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (notes 1 and 2)
(in thousands of U.S. Dollars, except unit and per unit data)

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Voyage revenues (notes 6 and 12a)	601,256	510,762	432,676
Voyage expenses	(21,387)	(28,237)	(8,202)
Vessel operating expenses (note 12a)	(111,585)	(117,658)	(101,539)
Time-charter hire expense (notes 5b and 12a)	(19,994)	(7,670)	—
Depreciation and amortization	(136,765)	(124,378)	(105,545)
General and administrative expenses (notes 12a and 17)	(22,521)	(28,512)	(18,141)
Gain (loss) on sales of vessels and write-down of goodwill and vessels (notes 6, 8 and 19)	13,564	(54,653)	(50,600)
Restructuring charges (notes 12a and 18)	(3,315)	(1,845)	—
Income from vessel operations	299,253	147,809	148,649
Equity income (note 7)	58,819	53,546	9,789
Interest expense	(164,521)	(128,303)	(80,937)
Interest income	3,985	3,760	2,915
Realized and unrealized (loss) gain on non-designated derivative instruments (note 13)	(13,361)	3,278	(5,309)
Foreign currency exchange (loss) gain (notes 10 and 13)	(9,640)	1,371	(26,933)
Other (expense) income (notes 5a and 14b)	(2,454)	(51,373)	1,561
Net income before income tax expense	172,081	30,088	49,735
Income tax expense (notes 11 and 14c)	(7,477)	(3,213)	(824)
Net income	164,604	26,875	48,911
Non-controlling interest in net income	11,814	(1,494)	14,946
Preferred unitholders' interest in net income	25,702	25,701	13,979
General partner's interest in net income	2,542	53	400
Limited partners’ interest in net income	124,546	2,615	19,586
Limited partners’ interest in net income per common unit (note 16):
• Basic	1.59	0.03	0.25
• Diluted	1.59	0.03	0.25
Weighted-average number of common units outstanding (note 16):
• Basic	78,177,189	79,672,435	79,617,778
• Diluted	78,268,412	79,842,328	79,791,041
Cash distributions declared per common unit	0.71	0.56	0.56
Related party transactions (note 12)
Subsequent events (note 20)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (notes 1 and 2)
(in thousands of U.S. Dollars)

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Net income	164,604	26,875	48,911
Other comprehensive (loss) income:
Other comprehensive (loss) income before reclassifications
Unrealized (loss) gain on qualifying cash flow hedging instruments, net of tax	(57,616)	(893)	1,140
Amounts reclassified from accumulated other comprehensive (loss) income, net of tax
To equity income:
Realized loss (gain) on qualifying cash flow hedging instruments	552	(383)	2,465
To interest expense:
Realized (gain) loss on qualifying cash flow hedging instruments (note 13)	(376)	152	427
Other comprehensive (loss) income	(57,440)	(1,124)	4,032
Comprehensive income	107,164	25,751	52,943
Non-controlling interest in comprehensive income	9,572	(856)	15,074
Preferred unitholders' interest in comprehensive income	25,702	25,701	13,979
General and limited partners' interest in comprehensive income	71,890	906	23,890
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (notes 1 and 2)
(in thousands of U.S. Dollars)

	As at December 31, 2019 $	As at December 31, 2018 $

ASSETS
Current
Cash and cash equivalents	160,221	149,014
Restricted cash – current (note 15a)	53,689	38,329
Accounts receivable, including non-trade of $10,688 (2018 – $6,461)	13,460	20,795
Prepaid expenses	6,796	8,076
Current portion of derivative assets (note 13)	355	835
Current portion of net investments in direct financing and sales-type leases (note 6)	273,986	12,635
Current portion of advances to equity-accounted joint ventures (note 7)	—	79,108
Advances to affiliates (note 12b)	5,143	8,229
Other current assets	238	2,306
Total current assets	513,888	319,327
Restricted cash – long-term (note 15a)	39,381	35,521
Vessels and equipment
At cost, less accumulated depreciation of $711,758 (2018 – $665,206)	1,335,397	1,657,338
Vessels related to finance leases, at cost, less accumulated depreciation of $109,853 (2018 – $66,878) (note 5a)	1,691,945	1,585,243
Operating lease right-of-use assets (notes 2 and 5b)	34,157	—
Advances on newbuilding contracts (note 12d)	—	86,942
Total vessels and equipment	3,061,499	3,329,523
Investment in and advances to equity-accounted joint ventures (note 7)	1,155,316	1,037,025
Net investments in direct financing and sales-type leases (note 6)	544,823	562,528
Other assets	14,738	11,432
Derivative assets (note 13)	1,834	2,362
Intangible assets – net (note 8)	43,366	52,222
Goodwill (note 8)	34,841	34,841
Total assets	5,409,686	5,384,781
LIABILITIES AND EQUITY
Current
Accounts payable	5,094	3,830
Accrued liabilities (notes 9, 13 and 18)	76,752	74,753
Unearned revenue (notes 6 and 14d)	28,759	30,108
Current portion of long-term debt (note 10)	393,065	135,901
Current obligations related to finance leases (note 5a)	69,982	81,219
Current portion of operating lease liabilities (notes 2 and 5b)	13,407	—
Current portion of derivative liabilities (note 13)	38,458	11,604
Advances from affiliates (note 12b)	7,003	14,731
Total current liabilities	632,520	352,146
Long-term debt (note 10)	1,438,331	1,833,875
Long-term obligations related to finance leases (note 5a)	1,340,922	1,217,337
Long-term operating lease liabilities (notes 2 and 5b)	20,750	—
Other long-term liabilities (notes 7a and 14d)	49,182	43,788
Derivative liabilities (note 13)	51,006	55,038
Total liabilities	3,532,711	3,502,184
Commitments and contingencies (notes 5, 7, 10, 13 and 14)
Equity
Limited partners - common units (Unlimited units authorized; 77.5 million units and 79.4 million units issued and outstanding at December 31, 2019 and 2018, respectively)	1,543,598	1,496,107
Limited partners - preferred units (11.9 million units authorized; 11.8 million units issued and outstanding at December 31, 2019 and 2018)	285,159	285,159
General partner	50,241	49,271
Accumulated other comprehensive (loss) income	(57,312)	2,717
Partners' equity	1,821,686	1,833,254
Non-controlling interest	55,289	49,343
Total equity	1,876,975	1,882,597
Total liabilities and total equity	5,409,686	5,384,781
The accompanying notes are an integral part of the consolidated financial statements

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 2)
(in thousands of U.S. Dollars)

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	164,604	26,875	48,911
Non-cash and non-operating items:
Unrealized loss (gain) on non-designated derivative instruments (note 13)	3,133	(30,133)	(13,448)
Depreciation and amortization	136,765	124,378	105,545
(Gain) loss on sales of vessels and write-down of goodwill and vessels	(13,564)	54,653	50,600
Unrealized foreign currency exchange loss (gain) including the effect of the termination of cross currency swaps (note 13)	2,805	(7,525)	23,153
Equity income, net of dividends received of $40,303 (2018 – $14,421 and 2017 – $42,692)	(18,516)	(39,125)	32,903
Amortization of deferred financing issuance costs included in interest expense	8,135	8,720	6,096
Other non-cash items	7,634	(10,495)	(10,972)
Change in non-cash operating assets and liabilities (note 15b)	3,218	19,218	(2,396)
Expenditures for dry docking	(12,358)	(15,368)	(21,642)
Receipts from direct financing and sales-type leases	17,073	—	—
Net operating cash flow	298,929	131,198	218,750

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	186,566	1,135,304	362,527
Scheduled repayments of long-term debt and settlement of related swaps	(132,627)	(506,437)	(194,237)
Prepayments of long-term debt and settlement of related swaps	(188,787)	(465,122)	(236,474)
Financing issuance costs	(1,149)	(11,932)	(8,361)
Proceeds from financing related to sales and leaseback of vessels	317,806	370,050	656,935
Extinguishment of obligations related to finance leases	(111,617)	—	—
Scheduled repayments of obligations related to finance leases	(71,726)	(59,722)	(42,000)
Repurchase of common units (note 16)	(25,728)	(3,786)	—
Cash distributions paid	(82,379)	(70,345)	(56,650)
Dividends paid to non-controlling interest	(90)	(2,925)	(1,595)
Proceeds from issuance of preferred units net of offering costs (note 16)	—	—	164,411
Other	—	—	(605)
Net financing cash flow	(109,731)	385,085	643,951

INVESTING ACTIVITIES
Expenditures for vessels and equipment, net of warranty settlement	(97,895)	(686,148)	(708,608)
Capital contributions and advances to equity-accounted joint ventures	(72,391)	(40,544)	(183,874)
Proceeds from sales of vessels (note 19)	11,515	28,518	20,580
Receipts from direct financing leases	—	10,882	13,143
Proceeds from sale of equity-accounted joint venture	—	54,438	—
Return of capital and repayment of advances from equity-accounted joint ventures	—	—	92,320
Net investing cash flow	(158,771)	(632,854)	(766,439)
Increase (decrease) in cash, cash equivalents and restricted cash	30,427	(116,571)	96,262
Cash, cash equivalents and restricted cash, beginning of the year	222,864	339,435	243,173
Cash, cash equivalents and restricted cash, end of the year	253,291	222,864	339,435
Supplemental cash flow information (note 15)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY (notes 1 and 2)
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners
	Common Units	Common Units	Preferred Units	Preferred Units	General Partner	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2016	79,572	1,563,852	5,000	123,426	50,653	575	38,906	1,777,412
Net income	—	19,586	—	13,979	400	—	14,946	48,911
Other comprehensive income	—	—	—	—	—	3,904	128	4,032
Distributions declared:
Common units ($0.56 per unit)	—	(44,584)	—	—	(909)	—	—	(45,493)
Preferred units Series A ($2.25 per unit)	—	—	—	(13,928)	—	—	—	(13,928)
Preferred units Series B ($2.13 per unit)	—	—	—	(2,729)	—	—	—	(2,729)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(1,595)	(1,595)
Equity based compensation, net of withholding tax of $0.6 million	55	394	—	—	8	—	—	402
Proceeds from equity offerings (note 16)	—	—	6,800	164,411	—	—	—	164,411
Balance as at December 31, 2017	79,627	1,539,248	11,800	285,159	50,152	4,479	52,385	1,931,423
Net income (loss)	—	2,615	—	25,701	53	—	(1,494)	26,875
Other comprehensive (loss) income	—	—	—	—	—	(1,762)	638	(1,124)
Distributions declared:
Common units ($0.56 per unit)	—	(44,617)	—	—	(911)	—	—	(45,528)
Preferred units Series A ($2.25 per unit)	—	—	—	(11,250)	—	—	—	(11,250)
Preferred units Series B ($2.13 per unit)	—	—	—	(14,451)	—	—	—	(14,451)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(2,925)	(2,925)
Change in accounting policy (note 2)	—	1,959	—	—	41	—	739	2,739
Equity based compensation, net of withholding tax of $0.7 million	61	612	—	—	12	—	—	624
Repurchase of common units (note 16)	(327)	(3,710)	—	—	(76)	—	—	(3,786)
Balance as at December 31, 2018	79,361	1,496,107	11,800	285,159	49,271	2,717	49,343	1,882,597
Net income	—	124,546	—	25,702	2,542	—	11,814	164,604
Other comprehensive loss	—	—	—	—	—	(55,198)	(2,242)	(57,440)
Distributions declared:
Common units ($0.71 per unit)	—	(55,543)	—	—	(1,134)	—	—	(56,677)
Preferred units Series A ($2.25 per unit)	—	—	—	(11,250)	—	—	—	(11,250)
Preferred units Series B ($2.13 per unit)	—	—	—	(14,452)	—	—	—	(14,452)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(90)	(90)
Change in accounting policy (note 2)	—	1,777	—	—	37	(4,831)	—	(3,017)
Equity based compensation, net of withholding tax of $0.5 million	83	1,087	—	—	22	—	—	1,109
Acquisition of non-controlling interest in certain of the Partnership's subsidiaries (note 12e)	—	838	—	—	17	—	(3,536)	(2,681)
Repurchase of common units (note 16)	(1,934)	(25,214)	—	—	(514)	—	—	(25,728)
Balance as at December 31, 2019	77,510	1,543,598	11,800	285,159	50,241	(57,312)	55,289	1,876,975
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

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

Revenues

The Partnership’s time charters and voyage charters include both a lease component, consisting of the lease of the vessel, and a non-lease component, consisting of the operation of the vessel for the customer. The Partnership has elected to not separate the non-lease component from the lease component for all such charters, where the lease component is classified as an operating lease, and to account for the combined component as an operating lease. The Partnership’s time-charter contracts accounted for as direct financing leases and sales-type leases contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Partnership has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Partnership estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Partnership calculates a rate excluding the operating component based on a market time-charter rate from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component.
Time charters

Revenues from time charters accounted for as operating leases are recognized by the Partnership on a straight-line basis daily over the term of the charter. If collectability of the time-charter hire receipts from time charters accounted for as operating leases is not probable, revenue that would have otherwise been recognized is limited to the amount collected from the charterer.

Upon commencement of a time charter accounted for as a sales-type lease or a direct financing lease, the carrying value of the vessel is derecognized and the net investment in the lease is recognized, based on the fair value of the vessel. For direct financing leases and sales-type leases, the lease element of time-charter hire receipts is allocated to the lease receivable and voyage revenues over the term of the lease using the effective interest rate method. The Partnership assesses the net investment in the lease for impairment, based on the cash flows that the lessor would expect to receive from the lease receivable and the unguaranteed residual asset during and following the end of the remaining charter term. The non-lease element of time-charter hire receipts is recognized by the Partnership on a straight-line basis daily over the term of the charter. Drydock cost reimbursements allocable to the non-lease element of a time-charter are recognized on a straight-line basis over the period between the previous scheduled drydock and the next scheduled drydock. In addition, if collectability of non-lease receipts of charter payments from charterers is not probable, any such receipts are recognized as a liability unless the receipts are non-refundable and either the time-charter contract has been terminated or the Partnership has no remaining performance obligations. For time-charter contracts where the charterer is responsible for the operation of the vessel, the Partnership offsets any vessel operating expenses it incurs against reimbursements from the charterer.

The Partnership does not recognize revenues during days that the vessel is off-hire. When the time charter contains a profit-sharing agreement, drydock cost reimbursements for time charters accounted for as operating leases (see Note 2), or other variable consideration, the Partnership recognizes this revenue in the period in which the changes in facts and circumstances on which the variable charter hire payments are based occur.

Voyage charters

Revenues from voyage charters are recognized on a proportionate performance method. The Partnership uses a discharge-to-discharge basis in determining proportionate performance for all spot voyages that contain a lease and a load-to-discharge basis in determining proportionate performance for all spot voyages that do not contain a lease. The Partnership does not begin recognizing revenue until a charter

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

has been agreed to by the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheets reflect, in other current assets, the accrued portion of revenues for those voyages that commence prior to balance sheet date and complete after the balance sheet date.

Bareboat charters

Revenues from bareboat charters accounted for as operating leases are recognized by the Partnership on a straight-line basis daily over the term of the charter. If collectability of the bareboat hire receipts from bareboat charters accounted for as operating leases is not probable, revenue that would have otherwise been recognized is limited to the amount collected from the charterer.

Upon commencement of a bareboat charter accounted for as a sales-type lease, the carrying value of the vessel is derecognized and the net investment in the lease is recognized, based on the fair value of the vessel. For direct financing leases and sales-type leases, bareboat hire receipts are allocated to the lease receivable and voyage revenues over the term of the lease using the effective interest rate method. The Partnership assesses the net investment in the lease for impairment, based on the cash flows that the lessor would expect to receive from the lease receivable and the unguaranteed residual asset during and following the end of the remaining charter term.

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

Vessels and equipment

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

All pre-delivery costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Partnership to the standards required to properly service the Partnership’s customers are capitalized.

Interest costs capitalized to vessels and equipment for the years ended December 31, 2019, 2018 and 2017 aggregated $0.3 million, $14.8 million and $13.9 million, respectively.

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for conventional tankers, 30 years for liquefied petroleum gas (or LPG) carriers and 35 years for liquefied natural gas (or LNG) carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years, 30 years, or 35 years, respectively. Depreciation of vessels and equipment, excluding amortization of dry-docking expenditures, for the years ended December 31, 2019, 2018 and 2017 aggregated $115.1 million, $115.5 million and $96.7 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as finance leases.

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

The following table summarizes the change in the Partnership’s capitalized dry docking costs, from January 1, 2017 to December 31, 2019:

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Balance at January 1,	40,365	39,144	33,538
Cost incurred for dry docking	11,000	15,259	22,283
Write-downs and sales of vessels	—	(2,448)	(2,782)
Dry-dock amortization	(12,601)	(11,590)	(13,895)
Balance at December 31,	38,764	40,365	39,144

Vessels and equipment that are intended to be held and used in the Partnership's business are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the estimated net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. The estimated fair value for the Partnership’s impaired vessels is determined using discounted cash flows or appraised values. In cases where an active second-hand sale and purchase market does not exist, the Partnership uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second-hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Partnership would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Partnership and is based on second-hand sale and purchase data.

Vessels and equipment that are "held for sale" are measured at the lower of their carrying amount or fair value less costs to sell and are not depreciated while classified as held for sale. Interest and other expenses and related liabilities attributable to vessels and equipment classified as held for sale continue to be recognized as incurred.

Equity-accounted joint ventures

The Partnership’s investments in certain joint ventures, in which the Partnership does not control the entity but has the ability to exercise significant influence over the operating and financial policies of the entity, are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Partnership’s proportionate share of comprehensive earnings or losses and distributions. The Partnership evaluates its equity-accounted joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If an equity-accounted investment is impaired and if the estimated fair value is less than its carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Partnership’s consolidated statements of income. The Partnership’s maximum exposure to loss is the amount it has invested in and advanced to its equity-accounted joint ventures, and the Partnership's proportionate share of the long-term debt and interest rate swaps that it has guaranteed within its equity-accounted joint ventures.

Debt issuance costs

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

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

Fees paid to substantially amend a non-revolving credit facility are associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized. Other costs incurred with third parties directly related to the extinguishment are deferred and presented as a direct reduction from the carrying amount of the replacement debt instrument and amortized using the effective interest rate method. In addition, any unamortized debt issuance costs associated with the old debt instrument are written off. If the amendment is considered not to be a substantial amendment, then the fees would be associated with the replacement or modified debt instrument and, along with any existing unamortized premium, discount and unamortized debt issuance costs, would be amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the effective interest method. Other costs incurred with third parties directly related to the modification, other than the loan amendment fee, are expensed as incurred.

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
Lease obligations and right-of-use assets
As of the lease commencement date, the Partnership recognizes a liability for its lease obligation, initially measured at the present value of lease payments not yet paid, and an asset for its right to use the underlying asset, initially measured equal to the lease liability and adjusted for lease payments made at or before lease commencement, lease incentives, and any initial direct costs. The initial recognition of the lease obligation and right-of-use asset excludes short-term leases for the Partnership’s vessels and office leases. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset that the lessee is deemed reasonably certain to exercise. The initial recognition of this lease obligation and right-of-use asset excludes variable lease payments that are based on the usage or performance of the underlying asset and the portion of payments related to non-lease elements of vessel charters.
The Partnership uses the effective interest rate method to subsequently account for the lease liability, whereby interest is recognized in interest expense in the Partnership’s consolidated statements of income. For those leases classified as operating leases, lease interest and right-of-use asset amortization in aggregate result in a straight-line expense profile that is presented in time-charter hire expense for vessels and general and administrative expense for office leases, unless the right-of-use asset becomes impaired. For those leases classified as finance leases, the right-of-use asset is amortized on a straight-line basis over the remaining life of the vessel, with such amortization included in depreciation and amortization in the Partnership’s consolidated statements of income. Variable lease payments that are based on the usage or performance of the underlying asset are recognized as an expense when incurred, unless achievement of a specified target triggers the lease payment, in which case an expense is recognized in the period achievement of the target is considered probable.
The Partnership recognizes the expense from short-term leases and any non-lease components of vessels time-chartered from other owners, on a straight-line basis over the firm period of the charters. The expense is included in time-charter hire expense for vessel charters and general and administrative expenses for office leases.
The Partnership has determined its time-charter-in contract contains both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Partnership has allocated the contract consideration between the lease component and non-lease component

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Partnership estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Partnership calculates a rate excluding the operating component based on market time-charter rate information from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component. The discount rate of the lease is determined using the Partnership’s incremental borrowing rate, which is based on the fixed interest rate the Partnership could obtain when entering into a secured loan facility with similar terms.
The right-of-use asset is assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the right-of-use asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the right-of-use asset is reduced to its estimated fair value. The estimated fair value for the Partnership's impaired right-of-use assets from vessel incharters is determined using a discounted cash flow approach to estimate the fair value. Subsequent to an impairment, a right-of-use asset related to an operating lease is amortized on a straight-line basis over its remaining life.
Vessels sold and leased back by the Partnership, where the Partnership has a fixed price repurchase obligation or other situations where the leaseback would be classified as a finance lease, are accounted for as a failed sale of the vessel. The Partnership does not derecognize the vessel sold and continues to depreciate the vessel as if it was the legal owner. Proceeds received from the sale of the vessel are recognized as an obligation related to finance lease and bareboat charter hire payments made by the Partnership to the lessor are allocated between interest expense and principal repayments on the obligation related to finance lease.
In periods prior to the adoption of Accounting Standards Update 2016-02, Leases (or ASU 2016-02) (see Note 2), the Partnership's accounting policy was to recognize the expense from vessels time-chartered from other owners, which was included in time-charter hire expense, on a straight-line basis over the firm period of the charters.
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

When a derivative is designated as a cash flow hedge, the Partnership formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness are recognized immediately in earnings. The Partnership does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or no longer probable of occurring.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive (loss) income in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item (e.g. interest expense) in the Partnership’s consolidated statements of income. If a cash flow hedge is terminated or dedesignated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the Partnership’s consolidated statements of income. If the hedged items are no longer probable of occurring, amounts recognized in total equity are immediately transferred to the earnings item in the Partnership’s consolidated statements of income.

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated interest rate swaps and the Partnership’s agreement with Teekay Corporation for the Suezmax tanker the Toledo Spirit (see Note 12c) are recorded in realized and unrealized loss on non-designated derivative instruments in the Partnership’s consolidated statements of income. Gains and losses from the Partnership’s cross currency swaps are recorded in foreign currency exchange gain (loss) in the Partnership’s consolidated statements of income.

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

Income taxes

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

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

In February 2016, the FASB issued ASU 2016-02, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. FASB issued an additional accounting standard update in July 2018 that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect and providing an optional practical expedient to lessors to not separate lease and non-lease components of a contract if certain criteria are met. The Partnership adopted ASU 2016-02 on January 1, 2019. In addition, the Partnership early adopted ASU 2019-01, which provides an exception for lessors who are not manufacturers or dealers to determine the fair value of leased property using the underlying asset’s cost, instead of fair value. To determine the cumulative effect adjustment, the Partnership has not reassessed lease classification, initial direct costs for any existing leases and whether any expired or existing contracts are or contain leases. The Partnership identified the following differences:

•
The adoption of ASU 2016-02 results in a change in the accounting method for the lease portion of the daily charter hire accounted for as operating leases with firm periods of greater than one year for certain of the chartered-in vessels of the Partnership and the Partnership's equity-accounted joint ventures. Under ASU 2016-02, one of the Partnership's in-charter contracts previously accounted for as an operating lease is now treated as an operating lease right-of-use asset and an operating lease liability, which resulted in an increase of the Partnership's assets and liabilities. The right-of-use asset and lease liability recognized at December 31, 2019 was $34.2 million (January

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

1, 2019 – $22.8 million). In addition, certain equity-accounted joint ventures recognized a right-of-use asset and a lease liability on the balance sheet for these charters based on the present value of future minimum lease payments, whereas previously no right-of-use asset or lease liability was recognized. This had the result of increasing the equity-accounted joint venture’s assets and liabilities. The pattern of expense recognition of chartered-in vessels has remained substantially unchanged from the prior policy and is expected to remain substantially unchanged, unless the right-of-use asset becomes impaired.

•
The adoption of ASU 2016-02 results in the recognition of revenue from the reimbursement of scheduled dry-dock expenditures, where such charter contract is accounted for as an operating lease, occurring upon completion of the scheduled dry-dock, instead of ratably over the period between the previous scheduled dry-dock and the next scheduled dry-dock. This change decreased investments in and advances to equity-accounted joint ventures by $0.1 million, and total equity by $0.1 million as at December 31, 2019. The cumulative decrease to investments in and advances to equity-accounted joint ventures and opening equity as at January 1, 2019 was $3.0 million.

•
The adoption of ASU 2016-02 results in direct financing and sales-type lease payments received being presented as an operating cash inflow in 2019 instead of as an investing cash inflow, as presented in 2018 and 2017 in the consolidated statements of cash flows. Direct financing and sales-type lease payments received during the years ended December 31, 2019, 2018 and 2017 were $17.1 million, $10.9 million and $13.1 million, respectively.

•
The adoption of ASU 2016-02 results in sale and leaseback transactions where the seller lessee has a fixed price repurchase option or other situations where the leaseback would be classified as a finance lease being accounted for as a failed sale of the vessel and a failed purchase of the vessel by the buyer lessor. Prior to the adoption of ASU 2016-02 such transactions were accounted for as a completed sale and a completed purchase. Consequently, for such transactions the Partnership does not derecognize the vessel sold and continues to depreciate the vessel as if it were the legal owner. Proceeds received from the sale of the vessel are recognized as a financial liability and bareboat charter hire payments made by the Partnership to the lessor are allocated between interest expense and principal repayments on the financial liability. The adoption of ASU 2016-02 has resulted in the sale and leaseback of the Yamal Spirit and the Torben Spirit during 2019, respectively, being accounted for as failed sales and unlike the eight sale-leaseback transactions entered into in prior years, the Partnership is not considered as holding a variable interest in the buyer lessor entity and thus, does not consolidate the buyer lessor entity (see Note 5).

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be recorded in other comprehensive (loss) income and reclassified to earnings in the same income statement line as the hedged item when the hedged item affects earnings. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 became effective for the Partnership as of January 1, 2019. This change decreased accumulated other comprehensive (loss) income by $4.8 million as at January 1, 2019, and correspondingly increased opening equity as at January 1, 2019 by $4.8 million.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduces a new credit loss methodology, which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaces the multiple existing impairment methods under current GAAP, which generally require that a loss be incurred before it is recognized. This update is effective for the Partnership January 1, 2020, with a modified-retrospective approach. The Partnership expects that its net investments in direct financing and sales-type leases, advances to equity-accounted joint ventures, guarantees of indebtedness of equity-accounted joint ventures and receivables related to non-operating lease revenue arrangements will be subject to ASU 2016-13. Consequently, the Partnership expects that on January 1, 2020 it will decrease the carrying value of these instruments, some of which are held by the Partnership's equity-accounted investments, resulting in a corresponding reduction to total equity on the date of adoption. The Partnership is in the process of finalizing its credit loss methodology and calculations.
In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The guidance becomes effective for annual reporting periods beginning after December 15, 2020 and interim periods within those fiscal years with early adoption permitted, including adoption in any interim period. The Partnership is currently evaluating the effect of adopting this new guidance.

3.	Fair Value Measurements and Financial Instruments
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

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

Interest rate swap agreements, foreign currency contracts and cross currency swap agreements – The fair value of these derivative instruments of the Partnership is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. The Partnership transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. The Partnership's interest rate swap agreements do not require the Partnership to provide cash collateral to these institutions; however, cash collateral may be required by certain institutions on some of the Partnership's cross currency swap agreements and as at December 31, 2019, the Partnership had pledged $14.3 million cash as collateral (December 31, 2018 – $6.8 million), which has been recorded as restricted cash – current and long-term on the Partnership's consolidated balance sheets. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term. Minor changes to the forward interest curves and forward foreign exchange rates used as inputs to the valuations may have a significant effect on the fair value of these derivative instruments.

Other derivative – The Partnership’s other derivative agreement was between Teekay Corporation and the Partnership and related to hire payments under the time-charter contract for the Suezmax tanker Toledo Spirit (see Note 12c). The time-charter contract and the related agreement with Teekay Corporation ended in January 2019. The fair value of this derivative agreement was the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of the Partnership’s projection of future spot market tanker rates, which have been derived from current spot market tanker rates and long-term historical average rates. As projections of future spot rates were specific to the Partnership, these were considered Level 3 inputs for the purposes of estimating the fair value.

Long-term debt – The fair values of the Partnership’s fixed-rate and variable-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Long-term obligations related to finance leases – The fair values of the Partnership's long-term obligations related to finance leases are estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

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

		December 31, 2019		December 31, 2018
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash (note 15a)	Level 1	253,291	253,291	222,864	222,864
Derivative instruments (note 13)
Interest rate swap agreements – assets	Level 2	2,210	2,210	3,341	3,341
Interest rate swap agreements – liabilities	Level 2	(50,447)	(50,447)	(40,958)	(40,958)
Foreign currency contracts	Level 2	(202)	(202)	—	—
Cross currency swap agreements – liabilities	Level 2	(42,104)	(42,104)	(29,122)	(29,122)
Other derivative	Level 3	—	—	1,061	1,061
Other:
Advances to equity-accounted joint ventures, current and long-term (note 7)	(i)	126,546	(i)	131,386	(i)
Long-term debt – public (note 10)	Level 1	(345,824)	(358,005)	(350,813)	(361,095)
Long-term debt – non-public (note 10)	Level 2	(1,485,572)	(1,474,208)	(1,618,963)	(1,604,106)
Obligations related to finance leases (note 5a)	Level 2	(1,410,904)	(1,434,910)	(1,298,556)	(1,274,693)

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

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

The time-charter contract for the Toledo Spirit Suezmax tanker ended in January 2019, upon which the charterer, who was also the owner, sold the vessel, which resulted in the related agreement with Teekay Corporation described below ending concurrently. The time-charter contract for the vessel had increased or decreased the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. In order to reduce the variability of its revenue under the Toledo Spirit time-charter, the Partnership entered into an agreement with Teekay Corporation under which Teekay Corporation paid the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership paid Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate.

Changes in fair value during the years ended December 31, 2019 and 2018 for the Partnership’s other derivative asset, the Toledo Spirit time-charter derivative, which were measured at fair value on a recurring basis using significant unobservable inputs (Level 3), were as follows:

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Fair value at beginning of year	1,061	1,648
Realized and unrealized (losses) gains included in earnings	(40)	550
Settlements	(1,021)	(1,137)
Fair value at end of year	—	1,061

b) Financing Receivables
The following table contains a summary of the carrying value of the Partnership’s loan receivables and other financing receivables by type of borrower, the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis and the grade as at December 31, 2019.

Class of Financing Receivable	Credit Quality Indicator	Grade	December 31, 2019 $	December 31, 2018 $
Direct financing and sales-type leases (note 6)	Payment activity	Performing	818,809	575,163
Other receivables:
Long-term receivable and accrued revenue included in other assets	Payment activity	Performing	8,092	5,694
Advances to equity-accounted joint ventures (note 7)	Other internal metrics	Performing	126,546	131,386
			953,447	712,243

4.	Segment Reporting

The Partnership has the following reportable segments, the LNG segment, the LPG segment and the conventional tanker segment. The Partnership’s LNG segment consists of LNG carriers which generally operate under long-term, fixed-rate charters to international energy companies. The Partnership's LPG segment consists of LPG and multi-gas carriers which generally operate under voyage charters or time-charters. As at December 31, 2019, the Partnership’s LNG segment consisted of 49 LNG carriers (including 25 LNG carriers included in joint ventures that are accounted for under the equity method) and one LNG receiving and regasification terminal in Bahrain (see Note 20b). As at December 31, 2019, the Partnership's LPG segment consisted of 30 LPG/multi-gas carriers (including 23 LPG carriers included in a joint venture that is accounted for under the equity method). The Partnership sold its two remaining conventional tankers, the Toledo Spirit and the Alexander Spirit, in January and October 2019, respectively. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following table presents voyage revenues and percentage of consolidated voyage revenues for the Partnership’s customers who accounted for 10% or more of the Partnership's consolidated voyage revenues during any of the periods presented.

(U.S. Dollars in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Royal Dutch Shell Plc. (i) (ii)	$126.9 or 21%	$115.4 or 23%	$53.8 or 12%
Ras Laffan Liquefied Natural Gas Company Ltd. (i)	$71.1 or 12%	$70.6 or 14%	$70.3 or 16%
Naturgy Energy Group S.A. (i)	$65.6 or 11%	Less than 10%	Less than 10%
Cheniere Marketing International (i)	$60.6 or 11%	$60.1 or 12%	$60.2 or 14%
The Tangguh Production Sharing Contractors (i)	Less than 10%	Less than 10%	$49.7 or 11%

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

(i)	LNG segment.

(ii)	Includes its subsidiaries Shell International Trading Middle East Ltd. and Shell Tankers (Singapore) Private Ltd.

The following tables include results for these segments for the years presented in these consolidated financial statements.

	Year Ended December 31, 2019
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	555,303	39,211	6,742	601,256
Voyage expenses	(4,493)	(16,563)	(331)	(21,387)
Vessel operating expenses	(90,954)	(17,888)	(2,743)	(111,585)
Time-charter hire expense	(19,994)	—	—	(19,994)
Depreciation and amortization	(128,138)	(7,931)	(696)	(136,765)
General and administrative expenses(i)	(20,193)	(1,789)	(539)	(22,521)
Gain on sales of vessels and write-down of vessels	14,349	—	(785)	13,564
Restructuring charges	(400)	—	(2,915)	(3,315)
Income (loss) from vessel operations	305,480	(4,960)	(1,267)	299,253

Equity income (loss)	59,600	(781)	—	58,819
Investment in and advances to equity-accounted joint ventures	1,003,581	151,735	—	1,155,316
Total assets at December 31, 2019	4,924,627	319,695	—	5,244,322
Expenditures for vessels and equipment	(101,052)	(1,538)	—	(102,590)
Expenditures for dry docking	(8,224)	(2,776)	—	(11,000)

	Year Ended December 31, 2018
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	454,517	23,922	32,323	510,762
Voyage expenses	(2,750)	(15,907)	(9,580)	(28,237)
Vessel operating expenses	(82,952)	(20,932)	(13,774)	(117,658)
Time-charter hire expense	(7,670)	—	—	(7,670)
Depreciation and amortization	(111,360)	(7,748)	(5,270)	(124,378)
General and administrative expenses(i)	(23,270)	(2,932)	(2,310)	(28,512)
Write-down of goodwill and vessels	—	(33,790)	(20,863)	(54,653)
Restructuring charges	—	—	(1,845)	(1,845)
Income (loss) from vessel operations	226,515	(57,387)	(21,319)	147,809

Equity income (loss)	60,228	(6,682)	—	53,546
Investment in and advances to equity-accounted joint ventures	962,236	153,897	—	1,116,133
Total assets at December 31, 2018	4,861,977	326,111	39,450	5,227,538
Expenditures for vessels and equipment	(684,951)	(1,230)	(124)	(686,305)
Expenditures for dry docking	(7,505)	(5,059)	(15)	(12,579)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	Year Ended December 31, 2017
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	365,914	19,769	46,993	432,676
Voyage expenses	(1,802)	(1,218)	(5,182)	(8,202)
Vessel operating expenses	(80,245)	(3,083)	(18,211)	(101,539)
Depreciation and amortization	(86,592)	(8,433)	(10,520)	(105,545)
General and administrative expenses(i)	(13,223)	(2,411)	(2,507)	(18,141)
Write-down of vessels	—	—	(50,600)	(50,600)
Income (loss) from vessel operations	184,052	4,624	(40,027)	148,649

Equity income (loss)	17,652	(7,863)	—	9,789
Expenditures for vessels and equipment	(701,117)	(13,412)	—	(714,529)
Expenditures for dry docking	(20,046)	(107)	(2,130)	(22,283)

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources (Note 12a)).

A reconciliation of total segment assets presented in the Partnership's consolidated balance sheets is as follows:

	December 31, 2019 $	December 31, 2018 $
Total assets of the liquefied natural gas segment	4,924,627	4,861,977
Total assets of the liquefied petroleum gas segment	319,695	326,111
Total assets of the conventional tanker segment	—	39,450
Unallocated:
Cash and cash equivalents	160,221	149,014
Advances to affiliates	5,143	8,229
Consolidated total assets	5,409,686	5,384,781

5.	Chartered-in Vessels

a) Obligations related to Finance Leases

	December 31, 2019 $	December 31, 2018 $
LNG Carriers	1,410,904	1,274,569
Suezmax Tanker	—	23,987
Total obligations related to finance leases	1,410,904	1,298,556
Less current portion	(69,982)	(81,219)
Long-term obligations related to finance leases	1,340,922	1,217,337

LNG Carriers. As at December 31, 2019, the Partnership was a party to finance leases on nine LNG carriers (December 31, 2018 – eight LNG carriers). Upon delivery of these nine LNG carriers between February 2016 and January 2019, the Partnership sold these vessels to third parties (or Lessors) and leased them back under 7.5 to 15-year bareboat charter contracts ending in 2026 through to 2034. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.1%. The bareboat charter contracts are presented as obligations related to finance leases on the Partnership's consolidated balance sheets and have purchase obligations at the end of the lease terms.

The Partnership consolidates seven of the nine Lessors for financial reporting purposes as VIEs. The Partnership understands that these vessels and lease operations are the only assets and operations of the Lessors. The Partnership operates the vessels during the lease term and, as a result, is considered to be, under GAAP, the Lessor's primary beneficiary. The sale and leaseback of two vessels are accounted for as failed sales. The Partnership is not considered as holding a variable interest in these buyer Lessor entities and thus, does not consolidate these entities (see Note 2).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

The liabilities of the seven Lessors considered as VIEs are loans and are non-recourse to the Partnership. The amounts funded to the seven Lessors in order to purchase the vessels materially match the funding to be paid by the Partnership's subsidiaries under the sale-leaseback transactions. As a result, the amounts due by the Partnership's subsidiaries to the seven Lessors considered as VIEs have been included in obligations related to finance leases as representing the Lessors' loans.

During September 2019, the Partnership refinanced the Torben Spirit by acquiring the Torben Spirit from its original Lessor and then selling the vessel to another Lessor and leasing it back for a period of 7.5 years. The Partnership is required to purchase the vessel at the end of the lease term. As a result of this refinancing transaction, the Partnership recognized a loss of $1.4 million for the year ended December 31, 2019 on the extinguishment of the original finance lease which was included in other (expense) income in the Partnership's consolidated statements of income.

The obligations of the Partnership under the bareboat charter contracts for the nine LNG carriers are guaranteed by the Partnership. In addition, the guarantee agreements require the Partnership to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at December 31, 2019, the Partnership was in compliance with all covenants in respect of the obligations related to its finance leases.

As at December 31, 2019 and 2018, the remaining commitments related to the finance leases of these nine LNG carriers (December 31, 2018 – eight LNG carriers), including the amounts to be paid for the related purchase obligations, approximated $1.9 billion (December 31, 2018 – $1.7 billion), including imputed interest of $470.9 million (December 31, 2018 – $435.3 million), repayable from 2020 through 2034, as indicated below:

	Commitments at December 31,
Year	2019	2018
2019	—	$119,517
2020	$140,386	$118,685
2021	$138,601	$117,772
2022	$136,959	$116,978
2023	$135,459	$116,338
2024	$132,011	$113,704
Thereafter	$1,198,366	$1,006,966

Suezmax Tanker. As at December 31, 2018, the Partnership was a party, as lessee, to a finance lease on one Suezmax tanker, the Toledo Spirit. As at December 31, 2018, the remaining commitments related to the finance lease for the tanker, including the related purchase obligations, approximated $24.2 million including imputed interest of $0.2 million, repayable in 2019. In January 2019, the charterer, who is also the owner, sold the Toledo Spirit to a third party which resulted in the Partnership returning the vessel to its owner and the concurrent extinguishment of the obligation related to finance lease.

b) Operating Leases
The Partnership has chartered a vessel from its 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture) on a time-charter-in contract, whereby the MALT Joint Venture provides use of the vessel to the Partnership and operates the vessel for the Partnership.

Under its time-charter-in contract with the MALT Joint Venture commencing in September 2018, which had an original term of two years and was further extended by 21 months to June 2022, the Partnership incurred time-charter hire expense for the year ended December 31, 2019 of $20.0 million (2018 – $7.7 million), of which $12.4 million (2018 – $4.8 million) was allocable to the lease component and $7.6 million (2018 – $2.9 million) was allocable to the non-lease component. The $12.4 million and $4.8 million allocable to the lease component approximates the cash paid for the amounts included in operating lease liabilities and is reflected as a reduction in operating cash flows for the years ended December 31, 2019 and 2018, respectively. As at December 31, 2019, the weighted-average remaining lease term and weighted-average discount rate for the time-charter-in contract were 2.5 years and 4.6%, respectively.

A maturity analysis of the Partnership’s operating lease liabilities from its time-charter-in contract with the MALT Joint Venture as at December 31, 2019 is as follows:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	Lease Commitment	Non-Lease Commitment	Total Commitment
Year	$	$	$
Payments:
2020	14,710	9,080	23,790
2021	14,670	9,055	23,725
2022	6,832	4,218	11,050
Total payments	36,212	22,353	58,565
Less imputed interest	(2,055)
Carrying value of operating lease liabilities	34,157
Less current portion	(13,407)
Carrying value of long-term operating lease liabilities	20,750
As at December 31, 2018, minimum commitments incurred by the Partnership relating to its time-charter-in contract with the MALT Joint
Venture were approximately $23.7 million (2019) and $17.0 million (2020).

6.	Revenue

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

As at December 31, 2019, a substantial majority of the Partnership’s consolidated vessels operated under time-charter contracts with the Partnership’s customers. Such contracts are scheduled to expire between 2020 and 2040. The time-charter contracts for many of the Partnership's LNG carriers have options whereby the charterer can extend the contract for periods up to a total extension between three and 15 years. In addition, each of the Partnership's time-charter contracts are subject to certain termination and purchase provisions. As at December 31, 2019, the Partnership had $24.9 million of advanced payments recognized as contract liabilities (December 31, 2018 – $26.4 million) which are expected to be recognized as voyage revenues in 2020 and are included in unearned revenue on the Partnership's consolidated balance sheets. The Partnership recognized $26.4 million and $22.2 million of revenue for the years ended December 31, 2019 and 2018, respectively, that was recognized as a contract liability at the beginning of those years.

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

Bareboat Charters

Pursuant to a bareboat charter, the Partnership charters a vessel to a customer for a fixed period of time, generally one year or more, at rates that are generally fixed. However, the customer is responsible for operation and maintenance of the vessel with its own crew as well as any expenses that are unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

tolls, agency fees and commissions. If the vessel goes off-hire due to a mechanical issue or any other reason, the monthly hire received by the Partnership is normally not impacted. The performance obligations of a bareboat charter, which include the lease of the vessel to the charterer, are satisfied over the duration of such contract, as measured using the time elapsed from commencement of the lease. Hire is typically invoiced monthly in advance for bareboat charters, based on a fixed daily hire amount.

Revenue Table
The following tables contain the Partnership's revenue for the year ended December 31, 2019, 2018 and 2017, by contract type and by segment.

	Year Ended December 31, 2019
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	530,434	2,860	6,742	540,036
Voyage charters	—	36,351	—	36,351
Bareboat charters	18,387	—	—	18,387
Management fees and other income	6,482	—	—	6,482
	555,303	39,211	6,742	601,256

	Year Ended December 31, 2018
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	420,262	—	17,405	437,667
Voyage charters	—	23,922	14,591	38,513
Bareboat charters	23,820	—	—	23,820
Management fees and other income	10,435	—	327	10,762
	454,517	23,922	32,323	510,762

	Year Ended December 31, 2017
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	332,751	—	39,171	371,922
Voyage charters	—	2,285	6,709	8,994
Bareboat charters	22,574	17,484	—	40,058
Management fees and other income	10,589	—	1,113	11,702
	365,914	19,769	46,993	432,676
The following table contains the Partnership’s total revenue for the years ended December 31, 2019, 2018 and 2017, by contracts or components of contracts accounted for as leases and those not accounted for as leases:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Lease revenue
Lease revenue from lease payments of operating leases	516,772	440,963	351,119
Interest income on lease receivables	51,676	41,963	49,275
Variable lease payments – cost reimbursements(1)	4,635	—	—
Variable lease payments – other(2)	—	(1,480)	(648)
	573,083	481,446	399,746
Non-lease revenue
Non-lease revenue – related to sales-type or direct financing leases	21,691	18,554	21,228
Management fees and other income	6,482	10,762	11,702
	28,173	29,316	32,930
Total	601,256	510,762	432,676

(1)
Reimbursements for vessel operating expenditures and dry-docking expenditures received from the Partnership's customers relating to such costs incurred by the Partnership to operate the vessel for the customer pursuant to charters accounted for as operating leases.

(2)	Payments to charterer from time-charter contracts based on the base daily hire amount being in excess of spot market rates.

Net Investments in Direct Financing and Sales-Type Leases

The two LNG carriers owned by Teekay BLT Corporation (or the Tangguh Joint Venture), in which the Partnership has a 70% ownership interest and which the Partnership consolidates, commenced their time-charter contracts with their charterers in 2009. Both time-charter contracts are accounted for as direct financing leases with 20-year terms. In addition, the 21-year charter contract for the Bahrain Spirit floating storage unit (or FSU) commenced in September 2018 and is accounted for as a direct finance lease.

In 2013, the Partnership acquired two 155,900-cubic meter LNG carriers, the WilPride and WilForce from Norway-based Awilco LNG ASA (or Awilco) and chartered them back to Awilco on five- and four-year fixed-rate bareboat charter contracts (plus a one-year extension option), respectively, with Awilco holding fixed-price purchase obligations at the end of the charter. The bareboat charters with Awilco were accounted for as direct financing leases. In June 2017, the Partnership agreed to amend the charter contracts with Awilco to defer a portion of charter hire fees and extend the bareboat charter contracts and related purchase obligations on both vessels to December 31, 2019. The amendments had the effect of deferring charter hire fees of between $10,600 per day and $20,600 per day per vessel from July 1, 2017 until December 31, 2019 with such deferred amounts added to the purchase obligation amounts. As a result of the contract amendments, both of the charter contracts with Awilco were reclassified as operating leases upon the expiry of its original contract terms in November 2017 and August 2018. In September 2019, Awilco exercised its option to extend both charters from December 31, 2019 by up to 60 days with the ownership of both vessels transferring to Awilco at the end of this extension. In addition, in October 2019, Awilco obtained credit approval for a financing facility that would provide the funds necessary for Awilco to fulfill its purchase obligation of the two LNG carriers. As a result, both vessels were derecognized and sales-type lease receivables were recognized based on the remaining amounts owing to the Partnership, including the purchase obligations. The Partnership recognized a gain of $14.3 million upon derecognition of the vessels for the year ended December 31, 2019, which was included in gain (loss) on sales of vessels and write-down of goodwill and vessels in the Partnership's consolidated statements of income. Awilco purchased both vessels in January 2020 (see Note 20a).

The following table lists the components of the net investments in direct financing and sales-type leases:

	December 31, 2019 $	December 31, 2018 $
Total lease payments to be received	1,115,968	897,130
Estimated unguaranteed residual value of leased properties	284,277	291,098
Initial direct costs	296	329
Less unearned revenue	(581,732)	(613,394)
Total net investments in direct financing and sales-type leases	818,809	575,163
Less current portion	(273,986)	(12,635)
Net investments in direct financing and sales-type leases	544,823	562,528

As at December 31, 2019, estimated lease payments to be received by the Partnership related to its direct financing and sales-type leases in each of the next five succeeding fiscal years were approximately $324.7 million (2020), $64.2 million (2021), $64.2 million (2022), $64.0 million (2023), $64.3 million (2024) and an aggregate of $534.6 million thereafter. The leases are scheduled to end between 2020 and 2039.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

As at December 31, 2018, estimated minimum lease payments to be received by the Partnership related to its direct financing leases in each of the next five years were approximately $63.9 million (2019), $64.3 million (2020), $64.2 million (2021), $64.2 million (2022), $64.0 million (2023) and an aggregate of $576.5 million thereafter.
Operating Leases
As at December 31, 2019, the minimum scheduled future rentals to be received by the Partnership in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases were approximately $514.9 million (2020), $475.8 million (2021), $371.7 million (2022), $307.0 million (2023), and $250.8 million (2024). Minimum scheduled future rentals on operating lease contracts do not include rentals from vessels in the Partnership's equity-accounted joint ventures, rentals from unexercised option periods of contracts that existed on December 31, 2019, variable or contingent rentals, or rentals from contracts which were entered into or commenced after December 31, 2019. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.
As at December 31, 2018, the minimum scheduled future rentals to be received by the Partnership in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases were approximately $482.7 million (2019), $438.2 million (2020), $398.3 million (2021), $321.9 million (2022), and $278.1 million (2023). Minimum scheduled future rentals on operating lease contracts do not include rentals from vessels in the Partnership’s equity-accounted joint ventures, rentals from unexercised option periods of contracts that existed on December 31, 2018 variable or contingent rentals, or rentals from contracts which were entered into or commenced after December 31, 2018. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.
The carrying amount of the Partnership's vessels which are employed on these charter contracts as at December 31, 2019, was $2.9 billion (December 31, 2018 – $3.1 billion). The cost and accumulated depreciation of these vessels employed on these charter contracts as at December 31, 2019 were $3.6 billion (December 31, 2018 – $3.8 billion) and $777.9 million (December 31, 2018 – $698.5 million), respectively.

7.	Equity-Accounted Joint Ventures

a)	A summary of the Partnership's investments in and advances to equity-accounted joint ventures are as follows:

		As at December 31, 2019		As at December 31,
Name	Ownership Percentage	# of Delivered Vessels	LNG Terminal	2019 $	2018 $
Bahrain LNG Joint Venture (i)	30%	-	1	60,462	81,353
Yamal LNG Joint Venture (ii)	50%	6	-	264,126	205,839
Pan Union Joint Venture (iii)	20%-30%	4	-	79,568	73,545
Exmar LPG Joint Venture (iv)	50%	23	-	151,673	153,808
MALT Joint Venture (v)	52%	6	-	357,411	351,529
Excalibur Joint Venture (vi)	50%	1	-	32,691	32,402
Angola Joint Venture (vii)	33%	4	-	88,465	85,469
RasGas III Joint Venture (viii)	40%	4	-	120,920	132,188
		48	1	1,155,316	1,116,133
Less current portion of advances to equity-accounted joint ventures				—	(79,108)
Investment in and advances to equity-accounted joint ventures				1,155,316	1,037,025

(i)	Bahrain LNG Joint Venture
In December 2015, the Partnership (30%) entered into a joint venture agreement with National Oil & Gas Authority (or NOGA) (30%), Gulf Investment Corporation (or GIC) (24%) and Samsung C&T (or Samsung) (16%) to form a joint venture, Bahrain LNG W.L.L. (or the Bahrain LNG Joint Venture), for the development of an LNG receiving and regasification terminal in Bahrain. The LNG terminal includes an offshore LNG receiving jetty and breakwater, an adjacent regasification platform, subsea gas pipelines from the platform to shore, an onshore gas receiving facility, and an onshore nitrogen production facility with a total LNG terminal capacity of 800 million standard cubic feet per day and will be owned and operated under a 20-year customer contract (see Note 20b). In addition, the Partnership has supplied an FSU in connection with this terminal commencing in September 2018 through a 21-year time-charter contract with the Bahrain LNG Joint Venture.
As at December 31, 2019, the Partnership had advanced $73.4 million (December 31, 2018 – $79.1 million) to the Bahrain LNG Joint Venture. These advances bear interest at 6.0% (2018 – LIBOR plus 1.25%) and as at December 31, 2019 and 2018, the interest receivable on these advances was $0.5 million and $nil, respectively. These amounts are included in the table above.

(ii)	Yamal LNG Joint Venture

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

As at December 31, 2019, the Partnership has a 50/50 joint venture agreement with China LNG Shipping (Holdings) Limited (or China LNG) (or the Yamal LNG Joint Venture) and the joint venture has six icebreaker LNG carriers that carry out international transportation of LNG for a project located on the Yamal Peninsula in Northern Russia.
The Partnership has guaranteed its 50% share of a secured loan facility and interest rate swaps in the Yamal LNG Joint Venture for which the aggregate principal amount of the loan facility and fair value of the interest rate swaps as at December 31, 2019 was $809.2 million. As a result, the Partnership has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2019 was $2.2 million (December 31, 2018 – $0.6 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

(iii)	Pan Union Joint Venture
As at December 31, 2019, the Partnership has a 30% ownership interest in two LNG carriers, the Pan Asia and the Pan Americas, and a 20% ownership interest in two LNG carriers, the Pan Europe and the Pan Africa, through its joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd (or the Pan Union Joint Venture).
On initial acquisition, the basis difference between the Partnership's investment and the carrying value of the Pan Union Joint Venture's net assets was substantially attributed to ship construction support agreements and the time-charter contracts. At December 31, 2019, the unamortized amount of the basis difference was $10.5 million (December 31, 2018 - $11.0 million).

(iv)	Exmar LPG Joint Venture
As at December 31, 2019, the Partnership has a 50/50 LPG-related joint venture agreement with Exmar NV (or Exmar) (or the Exmar LPG Joint Venture). The Partnership has guaranteed its 50% share of secured loan facilities and four finance leases in the Exmar LPG Joint Venture for which the aggregate principal amount of the secured loan facilities and finance leases as at December 31, 2019 was $246.7 million. As a result, the Partnership has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2019 was $0.9 million (December 31, 2018 – $1.3 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.
As at December 31, 2019, the Partnership had advanced $52.3 million (December 31, 2018 – $52.3 million) to the Exmar LPG Joint Venture, which bears interest at LIBOR plus 0.50% and has no fixed repayment terms. As at December 31, 2019, the interest receivable on these advances was $0.3 million (December 31, 2018 – $nil). These amounts are included in the table above.
On initial acquisition, the basis difference between the Partnership's investment and the carrying value of the Exmar LPG Joint Venture's net assets was substantially attributed to the value of the vessels and charter agreements of the Exmar LPG Joint Venture and goodwill in accordance with the finalized purchase price allocation. At December 31, 2019, the unamortized amount of the basis difference was $23.6 million (December 31, 2018 – $24.9 million).

(v)	MALT Joint Venture
As at December 31, 2019, the Partnership has a joint venture agreement with Marubeni Corporation (or the MALT Joint Venture). Since control of the MALT Joint Venture is shared jointly between Marubeni and the Partnership, the Partnership accounts for its investment in the MALT Joint Venture using the equity method. The Partnership has guaranteed its 52% share of the secured loan facilities of the MALT Joint Venture for which the principal amount of the secured loan facilities as at December 31, 2019 was $147.0 million. As a result, the Partnership has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2019 was $0.3 million (December 31, 2018 – $0.4 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

(vi)	Excalibur and Excelsior Joint Ventures
As at December 31, 2019, the Partnership has a 50/50 LNG-related joint venture with Exmar (or the Excalibur Joint Venture). On January 31, 2018, the Partnership sold its other 50/50 LNG-related joint venture with Exmar relating to the Excelsior LNG carrier (or the Excelsior Joint Venture) for gross proceeds of approximately $54 million. As a result of the sale, the Partnership recorded a gain of $5.6 million for the year ended December 31, 2018, which is included in equity income in the Partnership's consolidated statements of income. The Partnership has guaranteed its ownership share of the secured loan facility of the Excalibur Joint Venture for which the principal amount of the secured loan facility as at December 31, 2019 was $21.8 million. As a result, the Partnership has recorded a guarantee liability. As at December 31, 2019, the carrying value of the guarantee liability was $0.1 million (December 31, 2018 – nominal).
On initial acquisition, the basis difference between the Partnership's investment and the carrying value of the Excalibur Joint Venture's net assets was substantially attributed to an increase to the carrying value of the vessel of the Excalibur Joint Venture in accordance with the finalized purchase price allocation. At December 31, 2019, the unamortized amount of the basis difference was $12.5 million (December 31, 2018 – $13.0 million).

(vii)	Angola Joint Venture
As at December 31, 2019, the Partnership has a 33% ownership interest in a joint venture (or the Angola Joint Venture) that owns four 160,400-cubic meter LNG carriers (or the Angola LNG Carriers). The other partners of the Angola Joint Venture are NYK Energy Transport (or NYK) (33%) and Mitsui & Co. Ltd. (34%).
The Partnership has guaranteed its 33% share of the secured loan facilities and interest rate swaps of the Angola Joint Venture for which the aggregate principal amount of the secured loan facilities and fair value of the interest rate swaps as at December 31, 2019 was $213.8 million. As a result, the Partnership has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2019 was $0.5 million (December 31, 2018 – $0.6 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

(viii)	RasGas III Joint Venture
As at December 31, 2019, the Partnership has a 40% ownership interest in Teekay Nakilat (III) Corporation (or the RasGas III Joint Venture), and the remaining 60% is held by Qatar Gas Transport Company Ltd. (Nakilat).

b)
The RasGas III Joint Venture, the Angola Joint Venture, the Yamal LNG Joint Venture, and the Bahrain LNG Joint Venture are considered variable interest entities; however, the Partnership is not the primary beneficiary and therefore, the Partnership has not consolidated these entities. The Partnership’s exposure to loss as a result of its investment in the RasGas III Joint Venture, the Angola LNG Joint Venture, the Yamal LNG Joint Venture, and the Bahrain LNG Joint Venture is the amount it has invested in and advanced to these joint ventures, which are $120.9 million, $88.5 million, $264.1 million and $60.5 million, respectively, as at December 31, 2019. In addition, the Partnership provides an owner's guarantee in respect of the charters for the RasGas III Joint Venture, the Angola Joint Venture, and

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

the Yamal LNG Joint Venture; and guarantees the credit facilities and interest rate swaps of the Angola Joint Venture and the Yamal LNG Joint Venture as described above.

c)
The following table presents aggregated summarized financial information reflecting a 100% ownership interest in the Partnership’s equity method investments and excluding the impact from purchase price adjustments arising from the acquisition of Exmar LPG Joint Venture, the Excalibur Joint Venture and the Pan Union Joint Venture. The results include the Excalibur Joint Venture, the Excelsior Joint Venture up to January 2018, the RasGas III Joint Venture, the Angola Joint Venture, the Exmar LPG Joint Venture, the MALT Joint Venture, the Pan Union Joint Venture, the Yamal LNG Joint Venture, and the Bahrain LNG Joint Venture.

	December 31, 2019 $	December 31, 2018 $
Cash and restricted cash – current	375,800	333,566
Other assets – current	146,637	152,506
Vessels and equipment, including vessels related to finance leases, right-of-use assets and advances on newbuilding contracts	3,045,393	3,579,026
Net investments in direct financing and sales-type leases – non-current	4,469,861	3,000,927
Other assets – non-current	169,925	90,455
Current portion of long-term debt, obligations related to finance leases, operating lease liabilities and advances from joint venture partners	557,685	547,098
Other liabilities – current	188,665	139,194
Long-term debt, obligations related to finance leases, operating lease liabilities and advances from joint venture partners	5,130,656	4,307,278
Other liabilities – non-current	224,903	126,905

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Voyage revenues	766,618	612,471	477,495
Income from vessel operations	400,326	289,477	178,763
Realized and unrealized (loss) gain on non-designated derivative instruments	(40,915)	8,825	(2,067)
Net income	130,314	142,252	54,418

8.	Intangible Assets and Goodwill
As at December 31, 2019 and 2018, intangible assets consisted of acquired time-charter contracts with a weighted-average amortization period of 20.7 years from the date of acquisition. The carrying amount of intangible assets for the Partnership’s liquefied natural gas segment is as follows:

	December 31, 2019 $	December 31, 2018 $
Gross carrying amount	179,813	179,813
Accumulated amortization	(136,447)	(127,591)
Net carrying amount	43,366	52,222

Amortization expense associated with intangible assets was $8.9 million per year for each of the years ended December 31, 2019, 2018 and 2017. Amortization expense associated with intangible assets subsequent to December 31, 2019 is expected to be approximately $8.9 million (2020), $8.9 million (2021), $8.4 million (2022), $6.2 million (2023), and $4.5 million (2024).

The Partnership's carrying amount of goodwill as at December 31, 2019 and 2018 is as follows:

	December 31, 2019 $	December 31, 2018 $
Liquefied natural gas segment	31,921	31,921
Liquefied petroleum gas segment	2,920	2,920
Total	34,841	34,841

In 2019, 2018 and 2017, the Partnership conducted its annual impairment review and concluded that its liquefied petroleum gas segment was impaired in 2018 and recorded an impairment charge of $0.8 million for the year ended December 31, 2018. No impairment charge was recorded for the years ended December 31, 2019 and 2017. The amount of the impairment charge was determined using a discounted cash flow valuation approach. The impairment charge is included in gain (loss) on sales of vessels and write-down of goodwill and vessels in the Partnership's consolidated statements of income.

9.	Accrued Liabilities

	December 31, 2019 $	December 31, 2018 $
Interest including interest rate swaps	23,787	23,083
Voyage and vessel expenses	36,880	34,889
Payroll and benefits	6,215	5,950
Other general expenses	775	2,542
Income and other tax payable	2,670	1,864
Distributions payable on preferred units	6,425	6,425
Total	76,752	74,753

10.	Long-Term Debt

	December 31, 2019	December 31, 2018
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due from 2020 to 2022	212,000	225,000
U.S. Dollar-denominated Term Loans and Bonds due from 2020 to 2030	1,114,707	1,212,504
Norwegian Kroner-denominated Bonds due from 2020 to 2023	347,163	352,973
Euro-denominated Term Loans due from 2023 to 2024	165,376	193,781
Other U.S. Dollar-denominated Loans	3,300	3,300
Total principal	1,842,546	1,987,558
Unamortized discount and debt issuance costs	(11,150)	(17,782)
Total debt	1,831,396	1,969,776
Less current portion	(393,065)	(135,901)
Long-term debt	1,438,331	1,833,875

As at December 31, 2019, the Partnership had two revolving credit facilities available, one of which was scheduled to mature in November 2020. The two credit facilities, as at such date, provided for borrowings of up to $378.2 million (December 31, 2018 – $400.6 million), of which $166.2 million (December 31, 2018 – $175.6 million) was undrawn. Interest payments are based on LIBOR plus margins, which ranged from 1.40% to 2.25%. In March 2020, the Partnership refinanced its $225 million revolving credit facility, which was scheduled to mature in November 2020 with a new $225 million revolving credit facility maturing in March 2022 (see Note 20d). Giving effect to the March 2020 refinancing, the drawn portion of the original revolving credit facility of $207 million was classified to long-term debt in the Partnership's consolidated balance sheets as of December 31, 2019 and the amount available under the two revolving credit facilities will be reduced by $23.4 million in 2020, $24.4 million in 2021, and $330.4 million in 2022. The revolving credit facilities may be used by the Partnership to fund general partnership purposes. One of the revolving credit facilities is unsecured, while the other revolving credit facility is collateralized by first-priority mortgages granted on two of the Partnership’s vessels, together with other related security, and includes a guarantee from its two subsidiaries of all outstanding amounts.

As at December 31, 2019, the Partnership had seven U.S. Dollar-denominated term loans and bonds outstanding which totaled $1.1 billion in aggregate principal amount (December 31, 2018 – $1.2 billion). Interest payments on the term loans are based on LIBOR plus a margin, where margins ranged from 0.30% to 3.25% and fixed interest payments on the bonds ranged from 4.11% to 4.41%. The seven combined term loans and bonds require quarterly interest and principal payments and six have balloon or bullet repayments due at maturity. The term loans and bonds are collateralized by first-priority mortgages on 18 of the Partnership’s vessels to which the loans relate, together with certain other related security. In addition, as at December 31, 2019, all of the outstanding term loans were guaranteed by either the Partnership or Teekay Nakilat Corporation (or the RasGas II Joint Venture), of which the Partnership has a 70% ownership interest.

The Partnership has Norwegian Kroner (or NOK) 3.1 billion of senior unsecured bonds in the Norwegian bond market that mature through 2023. As at December 31, 2019, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $347.2 million (December 31,

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

2018 – $353.0 million). The interest payments on the bonds are based on NIBOR plus a margin, which margins ranged from 3.70% to 6.00%. The Partnership entered into cross currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 7.89% and the transfer of principal fixed at $382.5 million upon maturity in exchange for NOK 3.1 billion (see Note 13).

The Partnership has two Euro-denominated term loans outstanding, which as at December 31, 2019, totaled 147.5 million Euros ($165.4 million) (December 31, 2018 – 169.0 million Euros ($193.8 million)). Interest payments are based on EURIBOR plus margins, where margins ranged from 0.60% to 1.95% as at December 31, 2019, and the loans require monthly and semi-annual interest and principal payments. The term loans have varying maturities through 2024. The term loans are collateralized by first-priority mortgages on the two Partnership vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

As at December 31, 2019, the RasGas II Joint Venture had a $3.3 million loan payable to its 30% non-controlling interest owner (December 31, 2018 – $3.3 million). The interest on the loan is based on LIBOR plus 1.0% and is payable on demand.

The weighted-average interest rates for the Partnership’s long-term debt outstanding at December 31, 2019, and 2018 were 4.12% and 4.44%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 13). As at December 31, 2019, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 3.25%.

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans and restricted cash, the repayment of the Partnership's NOK-denominated bonds and the termination of the associated cross currency swaps, and the change in the valuation of the Partnership’s cross currency swaps, the Partnership incurred foreign exchange (losses) gains of $(9.6) million, $1.4 million, and $(26.9) million for the years ended December 31, 2019, 2018 and 2017, respectively.

The aggregate annual long-term debt principal repayments required subsequent to December 31, 2019, after giving effect to the March 2020 revolving credit facility refinancing described above, are $393.8 million (2020), $412.0 million (2021), $298.5 million (2022), $210.3 million (2023), $102.1 million (2024) and $425.8 million (thereafter).

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum amount of leverage, and (d) certain of the Partnership’s subsidiaries maintain restricted cash deposits. As at December 31, 2019, the Partnership has three credit facilities with an aggregate outstanding loan balance of $400.8 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 115%, 120% and 135%, which as at December 31, 2019 were 210%, 138% and 194%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties, where available, or prepared by the Partnership based on second-hand sale and purchase market data. Since vessel values can be volatile, the Partnership’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Partnership sold any of the vessels. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership's subsidiaries are in default under their term loans or revolving credit facilities and, in addition, one of the term loans in the RasGas II Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As of the date these consolidated financial statements were issued, the Partnership was in compliance with all covenants relating to the Partnership’s credit facilities and other long-term debt.

11.	Income Tax
The components of the provision for income taxes were as follows:

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Current	(6,824)	(2,361)	(3,557)
Deferred	(653)	(852)	2,733
Income tax expense	(7,477)	(3,213)	(824)

Included in the Partnership's current income tax expense are provisions for uncertain tax positions relating to freight taxes. The Partnership does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Partnership reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include additional legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Partnership may change accordingly.

The Partnership operates in countries that have differing tax laws and rates. Consequently, a consolidated weighted average tax rate will vary from year to year according to the source of earnings or losses by country and the change in applicable tax rates. Reconciliations of the tax

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

charge related to the relevant year at the applicable statutory income tax rates and the actual tax charge related to the relevant year are as follows:

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Net income before income tax expenses	172,081	30,088	49,735
Net income not subject to taxes	(167,667)	(68,675)	(94,106)
Net income (loss) subject to taxes	4,414	(38,587)	(44,371)
At applicable statutory tax rates
Amount computed using the standard rate of corporate tax	(1,821)	6,833	13,874
Adjustments to valuation allowance and uncertain tax positions	(6,767)	(14,733)	324
Permanent and currency differences	4,592	3,257	(12,507)
Change in tax rates	(3,481)	1,430	(2,515)
Tax expense related to the current year	(7,477)	(3,213)	(824)

The significant components of the Partnership’s deferred tax assets were as follows:

	December 31, 2019 $	December 31, 2018 $
Derivative instruments	2,859	2,793
Taxation loss carryforwards and disallowed finance costs	47,610	49,298
Vessels and equipment	(4,197)	2,192
Other items	9,494	—
	55,766	54,283
Valuation allowance	(54,707)	(52,570)
Net deferred tax assets	1,059	1,713

	December 31, 2019 $	December 31, 2018 $
Deferred income tax assets included in other assets	2,826	1,775
Deferred income tax liabilities included in other long-term liabilities	(1,767)	(62)
Net deferred tax assets	1,059	1,713

The Partnership had tax losses in the United Kingdom (or UK) of $64.5 million as at December 31, 2019 (December 31, 2018 – $67.6 million) that are available indefinitely for offset against future taxable income in the UK. The Partnership had tax losses and estimated disallowed finance costs in Spain of 110.3 million Euros or approximately $123.7 million (December 31, 2018 – 110.3 million Euros or approximately $126.3 million) and 13.5 million Euros or approximately $15.1 million (December 31, 2018 – 20.7 million Euros or approximately $23.6 million), respectively, at December 31, 2019 of which the tax losses are available indefinitely and the disallowed finance costs are available for 18 years from the year the costs are incurred for offset against future taxable income in Spain. In addition, the Partnership had estimated tax losses in Luxembourg of 114.1 million Euros or approximately $127.9 million as at December 31, 2019 (December 31, 2018 – 109.9 million Euros or approximately $125.7 million) that are available for offset against taxable future income in Luxembourg, either indefinitely for losses arising prior to 2017, or for 17 years for losses arising subsequent to 2016.

The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2009 through 2019 currently remain open to examination by the major tax jurisdictions to which the Partnership is subject.

12.	Related Party Transactions

a)	The following table and related footnotes provide information about certain of the Partnership's related party transactions for the periods indicated:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Voyage revenues (i)(iii)(v)	49,257	19,612	36,358
Vessel operating expenses (ii)(v)	(6,629)	(17,852)	(23,564)
Time-charter hire expense (iii)	(19,994)	(7,670)	—
General and administrative expenses (iv)	(15,393)	(15,395)	(9,434)
Restructuring charges (vi)	(400)	—	—

(i)
Commencing in 2008, the Arctic Spirit and Polar Spirit LNG carriers were time-chartered to Teekay Corporation at fixed-rates for periods of 10 years. The contract periods for the Polar Spirit and for the Arctic Spirit expired in March 2018 and April 2018, respectively.

(ii)
The Partnership and certain of its operating subsidiaries have entered into service agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide to the Partnership and its subsidiaries crew training and technical management services. In addition, as part of the Partnership's acquisition of its ownership interest in the Pan Union Joint Venture in 2014, the Partnership entered into an agreement with a subsidiary of Teekay Corporation whereby Teekay Corporation's subsidiary provided, on behalf of the Partnership, shipbuilding supervision and crew training services for four LNG carrier newbuildings in the Pan Union Joint Venture, up to their delivery dates from 2017 to 2019. All costs incurred by these Teekay Corporation subsidiaries related to these services are charged to the Partnership and recorded as part of vessel operating expenses.

(iii)
Commencing in September 2018, the Partnership entered into an agreement with the MALT Joint Venture to charter in one of the MALT Joint Venture's LNG carriers, the Magellan Spirit (see Note 5b). The time-charter hire expense charged for the years ended December 31, 2019 and 2018 were $20.0 million and $7.7 million, respectively. In addition, commencing in May 2019, the Partnership entered into an agreement with a subsidiary of Teekay Corporation, pursuant to which the Partnership chartered out the Magellan Spirit to such subsidiary until October 31, 2019.

(iv)
Includes administrative, advisory, business development, commercial and strategic consulting services charged by Teekay Corporation and reimbursements to Teekay Corporation and the Partnership's general partner for costs incurred on the Partnership's behalf for the conduct of the Partnership's business.

(v)
The Partnership has an operation and maintenance contract with the Bahrain LNG Joint Venture and had an operating and maintenance subcontract with Teekay Marine Solutions (Bermuda) Ltd. (or TMS), an entity wholly-owned by Teekay Tankers Ltd., which is controlled by Teekay Corporation, relating to the LNG regasification terminal in Bahrain. The contract with TMS was terminated in August 2019 and such services are currently provided by the Partnership. The subcontractor fees from TMS of $2.0 million during 2019 ($1.6 million during 2018 and $nil during 2017) are included in vessel operating expenses in the Partnership's consolidated statements of income. Cost recoveries from the Bahrain LNG Joint Venture of $6.5 million during 2019 ($1.6 million during 2018 and $nil during 2017) are included in voyage revenues in the Partnership's consolidated statements of income. In addition, commencing in September 2018, the Partnership's floating storage unit (or FSU), the Bahrain Spirit, commenced its 21-year charter contract with Bahrain LNG Joint Venture.

(vi)
The Partnership incurred restructuring charges of $0.4 million from subsidiaries of Teekay Corporation attributable to employees supporting the Partnership during the year ended December 31, 2019 (see Note 18b).

b)
As at December 31, 2019 and 2018, non-interest-bearing advances to affiliates totaled $5.1 million and $8.2 million, respectively, and non-interest bearing advances from affiliates totaled $7.0 million and $14.7 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under common control with the Partnership.

c)
As described in Note 3a, the Partnership had an agreement with Teekay Corporation under which Teekay Corporation paid the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership paid Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to Teekay Corporation were settled annually (see Note 13). The time-charter contract was terminated in January 2019, upon which the charterer, which was also the owner, sold the vessel to a third party, which resulted in the agreement with Teekay Corporation ending concurrently.

d)
The Partnership entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provided the Partnership with shipbuilding and site supervision services related to certain LNG carrier newbuildings the Partnership had ordered. These costs were capitalized and included as part of advances on newbuilding contracts in the Partnership’s consolidated balance sheets. During the years ended 2019, 2018 and 2017, the Partnership incurred shipbuilding and site supervision costs with Teekay Corporation subsidiaries of $1.8 million, $15.3 million and $13.2 million, respectively.

e)
In December 2019, as part of dissolving certain of the Partnership's controlled subsidiaries, the Partnership acquired Teekay GP L.L.C.'s (or the General Partner) 1% non-controlling interest in certain of the Partnership's subsidiaries for $2.7 million. This amount was settled subsequent to December 31, 2019.

13.	Derivative Instruments and Hedging Activities
The Partnership uses derivative instruments in accordance with its overall risk management policy.
Foreign Exchange Risk
The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

As at December 31, 2019, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency	Average Contract Rate (1)	Fair Value / Carrying Amount of Asset (Liability) $	Expected Maturity 2020 $
Euro	5,820	0.86	(202)	6,750
(1) Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
The Partnership entered into cross currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 10), and pursuant to these swaps, the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2020, 2021 and 2023, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at December 31, 2019.

		Floating Rate Receivable
Principal Amount NOK	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)
1,000,000	134,000	NIBOR	3.70%	5.92%	(20,665)	0.4
1,200,000	146,500	NIBOR	6.00%	7.72%	(10,532)	1.8
850,000	102,000	NIBOR	4.60%	7.89%	(10,907)	3.7
					(42,104)

Interest Rate Risk

The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt. As at December 31, 2019, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Assets (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(ii)	LIBOR	118,750	(18,458)	9.0	5.2%
U.S. Dollar-denominated interest rate swaps(ii)	LIBOR	21,423	(237)	1.6	2.8%
U.S. Dollar-denominated interest rate swaps(iii)(iv)	LIBOR	116,018	2,210	4.7	1.4%
U.S. Dollar-denominated interest rate swaps(iii)(iv)	LIBOR	317,194	(19,268)	1.0	3.4%
U.S. Dollar-denominated interest rate swaps(iv)	LIBOR	172,440	(4,324)	7.0	2.3%
EURIBOR-Based Debt:
Euro-denominated interest rate swaps	EURIBOR	75,089	(8,160)	3.7	3.8%
			(48,237)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at December 31, 2019, ranged from 0.30% to 3.25%.

(ii)	Principal amount reduces semi-annually.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

(iii)	These interest rate swaps are subject to mandatory early termination in 2020, 2021, and 2024 whereby the swaps will be settled based on their fair value at that time.

(iv)	Principal amount reduces quarterly.

As at December 31, 2019, the Partnership had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparty that are subject to the same master agreement. Each of these master agreements provide for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Partnership’s consolidated balance sheets. As at December 31, 2019, these interest rate swaps, cross currency swaps and foreign currency forward contracts had an aggregate fair value asset of $2.2 million (December 31, 2018 – $3.2 million) and an aggregate fair value liability of $74.6 million (December 31, 2018 – $53.6 million). As at December 31, 2019, the Partnership had $14.3 million (December 31, 2018 – $6.8 million) on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and long-term on the Partnership’s consolidated balance sheets.
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
Other Derivatives
The Partnership's agreement with Teekay Corporation relating to the Toledo Spirit, as described in Note 3a, ended in January 2019 concurrently with the termination of the Toledo Spirit time-charter contract (see Note 12c). This agreement had a fair value of $1.1 million as at December 31, 2018.

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

	Accounts receivable/Advances to affiliates $	Current portion of derivative assets $	Derivative assets $	Accrued liabilities $		Current portion of derivative liabilities $		Derivative liabilities $
As at December 31, 2019
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	—	(12)		(837)		(3,475)
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	21	355	1,834	(2,821)		(14,758)		(28,544)
Foreign currency forward contracts	—	—	—	—		(202)		—
Cross currency swap agreements	—	—	—	(456)		(22,661)		(18,987)
	21	355	1,834	(3,289)	—	(38,458)	—	(51,006)
As at December 31, 2018
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	21	784	2,362	—		—		—
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	167	11	—	(2,729)		(6,875)		(31,358)
Cross currency swap agreements	—	—	—	(713)		(4,729)		(23,680)
Toledo Spirit time-charter derivative	1,021	40	—	—		—		—
	1,209	835	2,362	(3,442)		(11,604)	—	(55,038)

Realized and unrealized (losses) gains relating to non-designated interest rate swap agreements, interest rate swaption agreements, and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized (loss) gain on non-designated derivative instruments in the Partnership’s consolidated statements of income. The effect of the (loss) gain on these derivatives on the Partnership’s consolidated statements of income is as follows:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	Year Ended December 31,
	2019 $			2018 $			2017 $
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(10,081)	(2,891)	(12,972)	(14,654)	31,061	16,407	(18,825)	12,393	(6,432)
Interest rate swap and swaption agreements termination	—	—	—	(13,681)	—	(13,681)	(610)	—	(610)
Interest rate swaption agreements	—	—	—	—	2	2	—	945	945
Foreign currency forward contracts	(147)	(202)	(349)	—	—	—	—	—	—
Toledo Spirit time-charter derivative	—	(40)	(40)	1,480	(930)	550	678	110	788
	(10,228)	(3,133)	(13,361)	(26,855)	30,133	3,278	(18,757)	13,448	(5,309)

Unrealized and realized (losses) gains relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange (loss) gain in the Partnership’s consolidated statements of income. The effect of the (loss) gain on these derivatives on the Partnership's consolidated statements of income is as follows:

	Year Ended December 31,
	2019 $			2018 $			2017 $
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Cross currency swap agreements	(5,061)	(13,239)	(18,300)	(6,533)	21,240	14,707	(9,344)	49,047	39,703
Cross currency swap agreements termination	—	—	—	(42,271)	—	(42,271)	(25,733)	—	(25,733)
	(5,061)	(13,239)	(18,300)	(48,804)	21,240	(27,564)	(35,077)	49,047	13,970

For the periods indicated, the following table presents the gains or losses on interest rate swap agreements designated and qualifying as cash flow hedges and their impact on other comprehensive (loss) income (or OCI). The following table excludes any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity-accounted joint ventures.

Year Ended December 31, 2019
Amount of Loss Recognized in OCI (i) $	Amount of Gain Reclassified from Accumulated OCI to Interest Expense (i) $
(7,458)	376

Year Ended December 31, 2018
Amount of Gain Recognized in OCI (effective portion) $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense (effective portion) $	Amount of Gain Recognized in Interest Expense (ineffective portion) $
2,128	(152)	740

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

Year Ended December 31, 2017
Amount of Gain Recognized in OCI (effective portion) $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense (effective portion) $	Amount of Loss Recognized in Interest Expense (ineffective portion) $
429	(427)	(740)

(i)	See Note 2 – adoption of ASU 2017-12.

14.	Commitments and Contingencies
a)The Partnership’s share of commitments to fund newbuilding and other construction contract costs as at December 31, 2019 is as follows:

	Total $	2020 $	2021 $	2022 $
Certain consolidated LNG carriers (i)	49,652	11,979	22,382	15,291
Bahrain LNG Joint Venture (ii)	11,351	11,351	—	—
	61,003	23,330	22,382	15,291

(i)
In June 2019, the Partnership entered into an agreement with a contractor to supply equipment on certain of the Partnership's LNG carriers in 2021 and 2022, for an estimated installed cost of $60.6 million. As at December 31, 2019, the estimated remaining cost of this installation is $49.7 million.

(ii)
The Partnership has a 30% ownership interest in the Bahrain LNG Joint Venture which has an LNG receiving and regasification terminal in Bahrain as described in Note 7a(i). The Bahrain LNG Joint Venture has secured undrawn debt financing of $34 million, of which $10 million relates to the Partnership's proportionate share of the commitments included in the table above.

b)
Following the termination of the finance lease arrangements for the three LNG carriers in the RasGas II Joint Venture in 2014, the lessor made a determination in 2018 that additional rentals were due under the leases following a challenge by the UK taxing authority. As a result, in 2018, the RasGas II Joint Venture recognized an additional liability of $53.0 million, which was included as part of other (expense) income in the Partnership's consolidated statements of income, and settled this liability in 2018 by releasing a $7.0 million cash deposit it had made with the lessor and making a $56.0 million cash payment for the balance, which was based on the GBP/USD foreign currency exchange rates at the time the payments were made.

c)
The Tangguh Joint Venture is currently undergoing a tax audit related to its tax returns filed for the 2010 and subsequent fiscal years. The UK taxing authority has challenged the deductibility of certain transactions not directly related to the long funding lease and the Tangguh Joint Venture has recorded a provision of $1.6 million (of which the Partnership’s 70% share is $1.1 million) in December 2017 which is included in income tax expense in the Partnership’s consolidated statements of income for the year ended December 31, 2017.

d)	Tangguh Joint Venture Operating Leases
As at December 31, 2019, the Tangguh Joint Venture was a party to operating leases (or Head Leases) whereby it leases its two LNG carriers (or the Tangguh LNG Carriers) to a third-party company. The Tangguh Joint Venture then leases back the LNG carriers from the same third-party company (or the Subleases). Under the terms of these leases, the third-party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed and indemnified by the Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lease payments are increased or decreased under the Sublease to maintain the agreed after-tax margin. The Tangguh Joint Venture’s carrying amounts of this estimated tax indemnification obligation as at December 31, 2019 and 2018 were $6.1 million and $6.6 million, respectively, and are included as part of other long-term liabilities in the consolidated balance sheets of the Partnership. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred and ends in 2033. Although there is no maximum potential amount of future payments, the Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Tangguh Joint Venture will be required to make termination payments to the third-party company sufficient to repay the third-party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20-year terms and are classified as operating leases. The Head Leases and the Subleases for the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

As at December 31, 2019, the total estimated future minimum rental payments to be received and paid by the Tangguh Joint Venture related to the lease contracts are as follows:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

Year	Head Lease Receipts (i)	Sublease Payments (i) (ii)
2020	$21,242	$23,875
2021	$21,242	$23,875
2022	$21,242	$23,875
2023	$21,242	$23,875
2024	$21,242	$23,875
Thereafter	$90,369	$101,609
Total	$196,579	$220,984
(i) The Head Leases are fixed-rate operating leases while the Subleases have a variable-rate component. As at December 31, 2019, the Partnership had received $313.8 million of aggregate Head Lease receipts and had paid $260.6 million of aggregate Sublease payments. The portion of the Head Lease receipts that has not been recognized into earnings is deferred and amortized on a straight-line basis over the lease terms and, as at December 31, 2019, $3.8 million (December 31, 2018 – $3.7 million) and $25.5 million (December 31, 2018 – $29.3 million) of Head Lease receipts had been deferred and included in unearned revenue and other long-term liabilities, respectively, in the Partnership’s consolidated balance sheets.
(ii) The amount of payments related to the Subleases are updated annually to reflect any changes in the lease payments due to changes in tax law.

e)
Management is required to assess whether the Partnership will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its consolidated financial statements. The Partnership had a working capital deficit of $118.6 million as at December 31, 2019. This working capital deficit includes $393.1 million related to scheduled maturities and repayments of long-term debt in the 12 months following December 31, 2019, which includes loan maturities related to assets which are subject to purchase obligations of the charterer (which was subsequently repaid in January 2020, see Note 20a). Based on the Partnership’s liquidity at the date these consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year and the dividends it expects to receive from its equity-accounted joint ventures, the Partnership estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

15.	Supplemental Cash Flow Information

a)	The following is a tabular reconciliation of the Partnership's cash, cash equivalents and restricted cash balances for the periods presented in the Partnership's consolidated statements of cash flows:

	December 31, 2019 $	December 31, 2018 $	December 31, 2017 $	December 31, 2016 $
Cash and cash equivalents	160,221	149,014	244,241	126,146
Restricted cash – current	53,689	38,329	22,326	10,145
Restricted cash – long-term	39,381	35,521	72,868	106,882
Total	253,291	222,864	339,435	243,173

The Partnership maintains restricted cash deposits relating to certain term loans, collateral for cross currency swaps (see Note 13), project tenders and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

b)	The changes in operating assets and liabilities for years ended December 31, 2019, 2018 and 2017 are as follows:

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Accounts receivable	6,184	3,542	1,620
Prepaid expenses and other current assets	3,348	(3,843)	(2,815)
Accounts payable	1,264	274	(2,053)
Accrued liabilities and other long-term liabilities	(252)	13,958	2,449
Unearned revenue and long-term unearned revenue	(197)	4,234	(1,456)
Advances to and from affiliates	(6,007)	2,183	(913)
Other operating assets and liabilities	(1,122)	(1,130)	772
Total	3,218	19,218	(2,396)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

c)
Cash interest paid (including realized losses on interest rate swaps) on long-term debt, advances from affiliates and obligations related to finance leases, net of amounts capitalized, during the years ended December 31, 2019, 2018 and 2017 totaled $193.3 million, $167.8 million and $122.7 million, respectively.

d)	During the years ended December 31, 2019, 2018 and 2017, cash paid for corporate income taxes was $3.7 million, $6.0 million and $2.9 million, respectively.

e)
During the year ended December 31, 2017, the Partnership acquired for $13.2 million a 100% ownership interest in Skaugen Gulf Petchem Carriers B.S.C.(c) (or the Skaugen LPG Joint Venture), which owned the LPG carrier Norgas Sonoma, from I.M. Skaugen SE (or Skaugen) (35%), The Oil & Gas Holding Company B.S.C.(c) (35%) and Suffun Bahrain W.L.L. (30%). The Partnership applied $4.6 million of the outstanding hire owed by Skaugen to the Partnership as a portion of the purchase price to acquire the Skaugen LPG Joint Venture, which was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

f)
The associated sales of the Toledo Spirit and Teide Spirit by its owner during the years ended December 31, 2019 and 2018, respectively, resulted in the vessels being returned to their owner with the obligations related to finance lease being concurrently extinguished. As a result, the sales of the vessels and the concurrent extinguishments of the corresponding obligations related to finance lease of $23.6 million and $23.1 million for the years ended December 31, 2019 and 2018 respectively, were treated as non-cash transactions in the Partnership's consolidated statements of cash flows.

g)
As at December 31, 2018, the Partnership had advanced $79.1 million to the Bahrain LNG Joint Venture and these advances were repayable on November 14, 2019. On the repayment date, the Partnership agreed to convert $7.9 million of advances into equity and agreed to convert the remaining advances of $71.2 million into a subordinated loan at an interest rate of 6% with no fixed repayment terms. Both of these transactions were treated as non-cash transactions in the Partnership's consolidated statements of cash flows for the year ended December 31, 2019.

16.	Total Capital and Net Income Per Common Unit
As at December 31, 2019, a total of 67.5% of the Partnership's common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by subsidiaries of Teekay Corporation. All of the Partnership's outstanding Series A Cumulative Redeemable Perpetual Preferred Units (or the Series A Preferred Units) and Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series B Preferred Units) are held by the public.
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

•
The General Partner may be removed if such removal is approved by common unitholders holding at least 66-2/3% of the outstanding units voting as a single class, including units held by the General Partner and its affiliates.

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

During 2019, 2018, and 2017, the quarterly cash distributions were below $0.4625 per common unit and, consequently, the assumed distribution of net income was based on the limited partners' and General Partner’s ownership percentage for the purposes of the net income per common unit calculation.

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

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

Net Income Per Common Unit
Limited partners' interest in net income per common unit is determined by dividing net income, after deducting the amount of net income attributable to the non-controlling interests, the General Partner’s interest and the distributions on the Series A and Series B Preferred Units by the weighted-average number of common units outstanding during the period. The distributions payable on the Series A and Series B Preferred Units for the year ended December 31, 2019 were $25.7 million (December 31, 2018 – $25.7 million, December 31, 2017 – $14.0 million).

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Limited partners' interest in net income for basic net income per common unit	124,546	2,615	19,586
Weighted average number of common units	78,177,189	79,672,435	79,617,778
Dilutive effect of unit-based compensation	91,223	169,893	173,263
Common units and common unit equivalents	78,268,412	79,842,328	79,791,041
Limited partner's interest in net income per common unit:
Basic	1.59	0.03	0.25
Diluted	1.59	0.03	0.25

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

Pursuant to the Partnership agreement, allocations to partners are made on a quarterly basis.
Equity Offerings
The following table summarizes the issuances of common and preferred units over the three years ended December 31, 2019:

Date	Units Issued	Type of Units	Offering Price per Unit	Gross Proceeds(i) $	Net Proceeds $	Teekay Corporation’s Ownership After the Offering(ii)	Use of Proceeds
October 2017 Public Offering (iii)	6,800,000	Preferred	$25.00	170,000	164,411	33.02%	General partnership purposes, including debt repayments and funding newbuilding installments

(i)	Including the General Partner’s proportionate capital contribution.

(ii)	Including Teekay Corporation’s indirect general partner interest relating to common unit offerings.

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

Common Unit Repurchases
In December 2018, the Partnership announced that its Board of Directors had authorized a common unit repurchase program for the repurchase of up to $100 million of the Partnership's common units. The following table summarizes the common units repurchases during the years ended December 31, 2019 and 2018:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

Year ended December 31,	Units repurchased	Average price paid per unit	Total cost (1) $
2019	1,934,569	$13.03	25,214,331
2018	326,780	$11.35	3,710,280
Total	2,261,349	$12.79	28,924,611

(1)	Excludes the repurchase cost of the associated general partner interest

17.	Unit-Based Compensation
In March 2019, a total of 35,419 common units, with an aggregate value of $0.5 million, were granted to the non-management directors of the General Partner as part of their annual compensation for 2019. These common units were fully vested upon grant. During 2018 and 2017, the Partnership awarded 17,498 and 17,345 common units, respectively, as compensation to non-management directors. The awards were fully vested in March 2018 and March 2017, respectively. The compensation to the non-management directors is included in general and administrative expenses on the Partnership’s consolidated statements of income.

During March 2019, 2018 and 2017, the Partnership granted 80,100, 62,283 and 60,809 restricted units, respectively, with grant date fair values of $1.2 million, $1.2 million and $1.0 million, respectively, to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries who provide services to the Partnership, based on the Partnership’s closing common unit price on the grant date. Each restricted unit is equal in value to one of the Partnership's common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement, and in this case, the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards is paid to each recipient in the form of common units, net of withholding tax. During the years ended December 31, 2019, 2018 and 2017, the Partnership recorded an expense of $1.6 million, $1.3 million, and $1.0 million, respectively, related to the restricted units and common units.

18.	Restructuring Charges

a)
In January 2019 and February 2018, the charterer, who was also the owner of the Toledo Spirit and Teide Spirit conventional tankers, sold the vessels to third parties. As a result of these sales, the Partnership returned the vessels to the owner and incurred seafarer severance payments of $2.9 million for the year ended December 31, 2019 (2018 – $1.8 million), which were presented as restructuring charges in the Partnership's consolidated statements of income. As at December 31, 2019, the remaining balance of unpaid restructuring charges of $0.6 million (December 31, 2018 – $0.5 million) is included in accrued liabilities in the Partnership's consolidated balance sheets.

b)
In December 2019, the Partnership incurred restructuring charges of $0.4 million from subsidiaries of Teekay Corporation attributable to employees supporting the Partnership during the year ended December 31, 2019.

19.	Gain (Loss) on Sales and Write-Down of Vessels

a)
In June 2017, the charterer for the European Spirit Suezmax tanker gave formal notice to the Partnership that it would not exercise its one-year extension option under the charter contract and the charterer redelivered the vessel to the Partnership in August 2017. Upon receiving this notification, the Partnership commenced marketing the vessel for sale. As a result, the Partnership wrote-down the vessel to its estimated resale value, based on second-hand market comparable values and recorded a $12.6 million write-down of the vessel for the year ended December 31, 2017 in the Partnership's consolidated statements of income. The Partnership recorded a further write-down on this vessel of $4.0 million for the year ended December 31, 2018 as the vessel was sold in December 2018 for net proceeds of $15.7 million. The Partnership used the net proceeds from the sale primarily to repay its existing term loan associated with the vessel.

b)
In August 2017, the charterer for the African Spirit Suezmax tanker gave formal notice to the Partnership that it will not exercise its one-year extension option under the charter contract and the charterer redelivered the vessel to the Partnership in November 2017. As a result, the Partnership wrote-down the vessel to its estimated resale value, based on second-hand market comparable values, and recorded a $12.5 million write-down of the vessel for the year ended December 31, 2017 in the Partnership's consolidated statements of income. The Partnership recorded a further write-down on this vessel of $3.9 million for the year ended December 31, 2018 as the vessel was sold in October 2018 for net proceeds of $12.8 million. The Partnership used the net proceeds from the sale primarily to repay its existing term loan associated with the vessel.

c)
Under the Partnership's charter contracts for the Teide Spirit and Toledo Spirit Suezmax tankers, the charterer, who was also the owner of the vessels, had the option to cancel the charter contracts 13 years following commencement of the respective charter contracts. In August 2017, the charterer of the Teide Spirit gave formal notification to the Partnership of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received. In February 2018, the charterer, sold the Teide Spirit to a third party. On May 20, 2018, the charterer of the Toledo Spirit gave formal notification to the Partnership of its intention to terminate its charter contract subject to certain conditions being met and the receipt of certain third-party approvals. On November 20, 2018, the owner and charterer of the Toledo Spirit, reached an agreement to sell the vessel and delivered the vessel to the buyer in January 2019.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

The Partnership wrote-down the vessels to their estimated fair values based on their expected future discounted cash flows and recorded an aggregated write-down of $25.5 million for the year ended December 31, 2017 in the Partnership's consolidated statements of income.

d)
In March 2018, the carrying value of the Alexander Spirit conventional tanker was written down to its estimated fair value, using an appraised value, as a result of changes in the Partnership's expectations of the vessel's future opportunities. The impairment charge of $13.0 million is included in gain (loss) on sales of vessels and write-down of goodwill and vessels for the year ended December 31, 2018 in the Partnership's consolidated statements of income. The Partnership recorded a further write-down in respect of this vessel of $0.8 million for the year ended December 31, 2019 as the vessel was sold in October 2019 for net proceeds of $11.5 million.

e)
In June 2018, the carrying values for four of the Partnership's seven wholly-owned multi-gas carriers (the Napa Spirit, Pan Spirit, Camilla Spirit and Cathinka Spirit), were written down to their estimated fair values, using appraised values, as a result of the Partnership's evaluation of alternative strategies for these assets, the current charter rate environment and the outlook for charter rates for these vessels at that time. The total impairment charge of $33.0 million was included in gain (loss) on sales of vessels and write-down of goodwill and vessels for the year ended December 31, 2018 in the Partnership's consolidated statements of income.

20.	Subsequent Events

a)
On January 3 and January 7, 2020, Awilco purchased the WilPride and WilForce LNG carriers, respectively, from the Partnership and paid the Partnership the associated purchase obligation and deferred hire amounts totaling over $260 million relating to these two vessels. The Partnership used the net proceeds from these sales to repay its term loans totaling $157 million that were collateralized by these vessels and in addition, increased its liquidity by over $100 million.

b)
The Bahrain LNG Joint Venture (in which the Partnership owns a 30% interest) completed the mechanical construction and commissioning of the LNG receiving and regasification terminal in Bahrain, and began receiving terminal use payments in early-2020 under its 20-year terminal use agreement with NOGA.

c)
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. The Partnership has not yet experienced a material negative impact to its business, results of operations, or financial position as a result of COVID-19. The future financial effects to the Partnership, if any, of COVID-19 cannot be reasonably estimated at this time.

d)
On March 24, 2020, the Partnership completed the refinancing of its existing $225 million revolving credit facility, which was scheduled to mature in November 2020, by entering into a new $225 million revolving credit facility maturing in March 2022.

e)	Subsequent to December 31, 2019, the Partnership repurchased 1.4 million of its common units for a total cost of $15.3 million under the Partnership's common unit repurchase program.