Form 20-F
period 2020-12-31
Teekay LNG Partners L.P.
filed 2021-04-01
CIK 1308106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________________________
FORM 20-F
  _______________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
N. Angelique Burgess
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
86,951,234 Common Units
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
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

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•our distribution policy and our ability to make cash distributions on our units or any increases in quarterly distributions, and the impact of cash distribution reductions on our financial position;
•our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities, including vessel acquisitions;
•our liquidity needs and meeting our going concern requirements, including our anticipated funds and sources of financing for liquidity and working capital needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least a one-year period;
•our ability to obtain financing, including new bank financings, and to refinance existing indebtedness;
•the expected scope, duration and effects of the novel coronavirus pandemic, and the consequences of any future epidemic or pandemic crises;
•growth prospects and future trends of the markets in which we operate;
•our expectations regarding demand in the gas industry;
•our expectations regarding tax liabilities, including whether applicable tax authorities may agree with our tax positions;
•liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) market fundamentals, including the balance of supply and demand in the LNG and LPG markets, estimated growth in size of the world LNG and LPG fleets and spot LNG and LPG charter rates;
•our expectations as to the useful lives of our vessels;
•our expectations and estimates regarding future charter business, including with respect to minimum charter hire payments, revenues and our vessels’ ability to perform to specifications and maintain their hire rates in the future;
•our expectations regarding the ability of our customers to make charter payments to us;
•our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter or whose charter contract is expiring in 2021 and 2022;
•the adequacy of our insurance coverage, less an applicable deductible;
•the possibility of future resumption of the LNG plant in Yemen operated by Yemen LNG Company Limited (or YLNG) and the expected repayment of deferred hire amounts from YLNG on our two 52%-owned vessels, the Marib Spirit and Arwa Spirit;
•expected results of modifications of the M-type, Electronically Controlled, Gas Injection (or MEGI) engines in certain LNG carriers;
•our ability to continue to derive a significant portion of our revenues and cash flow from a limited number of customers;
•our ability to maintain long-term relationships with major LNG and LPG importers and exporters;
•our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;
•our continued ability to enter into long-term, fixed-rate time-charters with our LNG and LPG customers;
•obtaining LNG and LPG projects that we or Teekay Corporation bid on;
•our expectations regarding the timing and schedule for completion of the receiving and regasification terminal in Bahrain in accordance with all necessary conditions, requirements and applicable consents by Bahrain LNG W.L.L., a joint venture owned by us (30%), National Oil & Gas Authority (or NOGA) (30%), Gulf Investment Corporation (or GIC) (24%) and Samsung C&T (or Samsung) (16%) (or the Bahrain LNG Joint Venture), as well as the current and future performance of the terminal (including assumptions concerning its operational status) and our expectation of continued receipt of terminal use payments from the customer under its long-term contract;
•our ability to obtain all permits, licenses, and certificates with respect to the conduct of our operations;
•the impact and expected cost of, and our ability and plans to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business, including the expected cost to install ballast water treatment systems on our vessels;
•the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•the expected impact of the cessation of the London Inter-bank Offered Rate (or LIBOR), Brexit, adoption of the "Poseidon Principles" by financial institutions or any change in jurisdictional economic substance requirements;
•the future valuation or impairment of our assets, including goodwill;
•our hedging activities relating to foreign exchange, interest rate and spot market risks, and the effects of fluctuations in foreign currency exchange, interest rate and spot market rates on our business and results of operations;
•the potential impact of new accounting standards guidance or the adoption of new accounting standards;
•our and Teekay Corporation’s ability to maintain good relationships with the labor unions who work with us; and
•our business strategy and other plans and objectives for future operations.

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
Item 1.Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2.Offer Statistics and Expected Timetable
Not applicable.
Item 3.Key Information
Selected Financial Data
Set forth below is selected consolidated financial and other data of Teekay LNG Partners and its subsidiaries for the fiscal years 2016 through 2020, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, (a) “Item 5 – Operating and Financial Review and Prospects,” included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the consolidated financial statements for the years ended December 31, 2020, 2019 and 2018.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

(in thousands of U.S. Dollars, except unit, per unit and fleet data)	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $
Income Statement Data:
Voyage revenues	591,103	601,256	510,762	432,676	396,444
Income from vessel operations(1)	226,093	299,253	147,809	148,649	153,181
Equity income(2)	72,233	58,819	53,546	9,789	62,307
Interest expense	(132,806)	(164,521)	(128,303)	(80,937)	(58,844)
Interest income	6,884	3,985	3,760	2,915	2,583
Realized and unrealized (loss) gain on non-designated derivative instruments(3)	(33,334)	(13,361)	3,278	(5,309)	(7,161)
Foreign currency exchange (loss) gain(4)	(21,356)	(9,640)	1,371	(26,933)	5,335
Other (expense) income(5)	(16,910)	(2,454)	(51,373)	1,561	1,537
Income tax expense	(3,492)	(7,477)	(3,213)	(824)	(973)
Net income	97,312	164,604	26,875	48,911	157,965
Non-controlling and other interests in net income	36,680	40,058	24,260	29,325	22,988
Limited partners’ interest in net income	60,632	124,546	2,615	19,586	134,977
Limited partners’ interest in net income per:
Common unit - basic	0.73	1.59	0.03	0.25	1.70
Common unit - diluted	0.73	1.59	0.03	0.25	1.69
Cash distributions declared per common unit	0.94	0.71	0.56	0.56	0.56
Balance Sheet Data (at end of period):
Cash and cash equivalents	206,762	160,221	149,014	244,241	126,146
Restricted cash	51,181	93,070	73,850	95,194	117,027
Vessels and equipment(6)	2,895,919	3,061,499	3,329,523	2,905,712	2,215,983
Investment in and advances to equity-accounted joint ventures, net	1,067,783	1,155,316	1,116,133	1,094,596	1,037,726
Net investments in direct financing and sales-type leases, net(7)	514,070	818,809	575,163	495,990	643,008
Total assets	4,854,004	5,409,686	5,384,781	5,019,299	4,315,474
Total debt(8)	2,813,135	3,242,300	3,268,332	2,809,541	2,184,065
Partners’ equity	1,692,913	1,821,686	1,833,254	1,879,038	1,738,506
Total equity	1,746,270	1,876,975	1,882,597	1,931,423	1,777,412
Common units outstanding	86,951,234	77,509,339	79,360,719	79,626,819	79,571,820
Preferred units outstanding	11,800,000	11,800,000	11,800,000	11,800,000	5,000,000
Other Financial Data:
Net voyage revenues(9)	573,709	579,869	482,525	424,474	394,788
EBITDA(10)	356,478	469,382	279,009	233,302	310,741
Adjusted EBITDA(10)	757,858	684,667	515,292	449,550	480,063
Capital expenditures:
Expenditures for vessels and equipment(11)	13,475	102,590	686,305	714,529	344,987
Liquefied Natural Gas Fleet Data:
Consolidated:
Calendar-ship-days(12)	8,428	9,095	7,570	5,912	5,244
Average age of our fleet (in years at end of year)	9.6	8.4	7.8	8.9	9.7
Vessels at end of year(13)	22	24	23	18	15
Equity-Accounted:(14)
Calendar-ship-days(12)	9,150	8,095	6,912	5,920	5,840
Average age of our fleet (in years at end of year)	7.4	6.4	7.0	8.0	7.5
Vessels at end of year(13)	25	25	20	17	16
Liquefied Petroleum Gas Fleet Data:
Consolidated:
Calendar-ship-days(12)	2,562	2,555	2,555	2,445	2,196
Average age of our fleet (in years at end of year)	11.9	10.9	9.9	8.9	7.0
Vessels at end of year(13)	7	7	7	7	6
Equity-Accounted:(14)
Calendar-ship-days(12)	8,418	8,109	7,645	7,001	6,395

Average age of our fleet (in years at end of year)	10.0	9.0	7.9	9.1	9.6
Vessels at end of year(13)	23	23	22	20	19
Conventional Fleet Data:
Calendar-ship-days(12)	—	317	1,389	1,904	2,439
Average age of our fleet (in years at end of year)	—	—	12.0	12.6	11.7
Vessels at end of year	—	—	2	5	6
(1)Income from vessel operations includes (write-down) of vessels and goodwill and gain (loss) on sales of vessels of $(51.0) million, $13.6 million, $(54.7) million, $(50.6) million and $(39.0) million for the years ended December 31, 2020, 2019, 2018, 2017 and 2016, respectively.
(2)Equity income from our equity-accounted joint ventures includes our proportionate share of the following items:

	Years Ended December 31,
(in thousands of U.S. Dollars)	2020	2019	2018	2017	2016
Unrealized (loss) gain on non-designated derivative instruments and ineffective portion of hedge-accounted derivative instruments	(19,116)	(8,341)	(9,418)	2,391	7,335
Write-down and loss on sale of vessels	(17,000)	—	(257)	(5,500)	(4,861)
Unrealized credit loss provisions	(18,645)	—	—	—	—
Gain on sale of equity-accounted investment	—	—	5,563	—	—
(3)With the exception of the interest rate swaps in our consolidated joint venture, Teekay Nakilat Corporation (or the RasGas II Joint Venture), and for several interest rate swaps in certain of our equity-accounted joint ventures where we have applied hedge accounting, changes in the fair value of our derivatives are recognized immediately into income and are presented as realized and unrealized (loss) gain on non-designated derivative instruments in the consolidated statements of income. Please see “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.”
(4)Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, advances from affiliates and long-term debt, are revalued and reported based on the prevailing exchange rate at the end of the period. Foreign exchange gains and losses include realized and unrealized gains and losses on our cross currency swaps. We entered into cross currency swaps concurrently with the issuance of our Norwegian Krone (or NOK) denominated bonds to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK-denominated bonds. Our primary sources of foreign currency exchange gains and losses are our Euro-denominated term loans and NOK-denominated bonds. Our Euro-denominated term loans totaled 125.0 million Euros ($152.7 million) at December 31, 2020,147.5 million Euros ($165.4 million) at December 31, 2019, 169.0 million Euros ($193.8 million) at December 31, 2018, 194.1 million Euros ($233.0 million) at December 31, 2017 and 208.9 million Euros ($219.7 million) at December 31, 2016. Our NOK-denominated bonds totaled 3.1 billion NOK ($355.5 million) at December 31, 2020, 3.1 billion NOK ($347.2 million) at December 31, 2019, 3.1 billion NOK ($353.0 million) at December 31, 2018, 3.1 billion NOK ($377.9 million) at December 31, 2017 and 3.2 billion NOK ($371.3 million) at December 31, 2016.
(5)Other (expense) income for the year ended December 31, 2020, includes a $16.1 million provision for potential credit losses. Please see "Item 18 – Financial Statements: Note 3b – Fair Value Measurements and Financial Instruments." In addition, other (expense) income for the year ended December 31, 2018 includes a $53.0 million expense relating to the RasGas II Joint Venture recognizing an additional tax indemnification liability. Please see "Item 18 – Financial Statements: Note 14b – Commitments and Contingencies."
(6)Vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels related to finance leases, at cost less accumulated depreciation, (c) operating lease right-of-use assets and (d) advances on newbuilding contracts.
(7)Certain of our external charters have been accounted for as direct financing and sales-type leases. As a result, the vessels associated with the external charters accounted for as direct financing and sales-type leases are not included as part of vessels and equipment. Please see "Item 18 – Financial Statements: Note 6 – Revenue – Net Investments in Direct Financing and Sales-Type Leases."
(8)Total debt represents the current portion of long-term debt and long-term debt, and the current and long-term portion of obligations related to finance leases.
(9)Net voyage revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use net voyage revenues as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since, under time-charters the charterer pays the voyage expenses, whereas under voyage charters, the ship owner pays these expenses, we include voyage expenses in net voyage revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are comparable across the different types of contracts. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages.

How we use net voyage revenues and the reasons for such use may be unique to the shipping industry. Given that net voyage revenues is a measure which deducts certain operating expenses from revenue, this metric may be more commonly viewed as an alternative measure of gross profit. Viewed in this context, income from operations would be the most directly comparable GAAP financial measure and net voyage revenues has been defined as income from vessel operations before restructuring charges, write-down of vessels and goodwill and (gain) loss on sales of vessels, general and administrative expenses, depreciation and amortization, time-charter hire expenses and vessel operating expenses). The following table reconciles net voyage revenues with income from vessel operations:

	Years Ended December 31,
(in thousands of U.S. Dollars)	2020	2019	2018	2017	2016
Income from vessel operations	226,093	299,253	147,809	148,649	153,181
Restructuring charges	—	3,315	1,845	—	—
Write-down of vessels and goodwill and (gain) loss on sales of vessels	51,000	(13,564)	54,653	50,600	38,976
General and administrative expenses	26,904	22,521	28,512	18,141	19,199
Depreciation and amortization	129,752	136,765	124,378	105,545	95,542
Time-charter hire expenses	23,564	19,994	7,670	—	—
Vessel operating expenses	116,396	111,585	117,658	101,539	87,890
Net voyage revenues	573,709	579,869	482,525	424,474	394,788
(10)EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income before interest, taxes and depreciation and amortization. Adjusted EBITDA includes EBITDA before write-down of vessels and goodwill and (gain) loss on sales of vessels, foreign currency exchange loss (gain), amortization of in-process contracts included in voyage revenues, realized and unrealized loss (gain) on non-designated derivative instruments, direct finance and sales-type lease payments received in excess of revenue recognized, realized loss (gain) on Toledo Spirit derivative contract, other expense (income), cash flow adjustment for two Suezmax tankers for 2016, and adjustments to Equity-Accounted EBITDA. EBITDA and Adjusted EBITDA are used as supplemental financial performance measures by management and by external users of our financial statements, such as investors. EBITDA and Adjusted EBITDA assist our management and security holders by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, amortization of in-process revenue contracts and realized and unrealized loss on derivative instruments relating to interest rate swaps, interest rate swaptions, and cross currency swaps, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our equity or debt securities, as applicable.
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
The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income.

(in thousands of U.S. Dollars)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Reconciliation of “EBITDA” and “Adjusted EBITDA” to “Net income”:
Net income	97,312	164,604	26,875	48,911	157,965
Depreciation and amortization	129,752	136,765	124,378	105,545	95,542
Interest expense, net of interest income	125,922	160,536	124,543	78,022	56,261
Income tax expense	3,492	7,477	3,213	824	973
EBITDA	356,478	469,382	279,009	233,302	310,741
Write-down of vessels and goodwill and (gain) loss on sales of vessels	51,000	(13,564)	54,653	50,600	38,976
Foreign currency exchange loss (gain)	21,356	9,640	(1,371)	26,933	(5,335)
Amortization of in-process contracts included in voyage revenues	—	—	(5,756)	(3,785)	(2,202)
Realized and unrealized loss (gain) on non-designated derivative instruments	33,334	13,361	(3,278)	5,309	7,161
Realized loss (gain) on Toledo Spirit derivative contract	—	—	1,480	678	(654)
Direct finance and sale-type lease payments received in excess of revenue recognized	14,241	21,636	11,082	14,326	20,445
Adjustments to Equity-Accounted EBITDA(15)(16)	264,539	181,758	128,100	123,748	110,502
Other expense (income)(5)	16,910	2,454	51,373	(1,561)	(1,537)
Cash flow adjustment for two Suezmax tankers	—	—	—	—	1,966
Adjusted EBITDA	757,858	684,667	515,292	449,550	480,063
(11)Excludes expenditures for vessels and equipment from our equity-accounted joint ventures.
(12)Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels were in our possession during that period. In addition, the calendar-ship-days for our consolidated LNG fleet includes 366 days for the year ended December 31, 2020 (2019 – 365 days, 2018 – 119 days) relating to the charter-in contract of the Magellan Spirit from our 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture).
(13)Liquefied Natural Gas

For 2018, 2017 and 2016, the number of vessels indicated does not include one, six and nine LNG carrier newbuilding(s), respectively, in our consolidated LNG fleet and five, nine and 10 LNG carrier newbuildings, respectively, in our equity-accounted LNG fleet.
    Liquefied Petroleum Gas
For 2017 and 2016, the number of vessels indicated does not include three and four LPG carrier newbuildings, respectively, in our equity-accounted LPG fleet.
(14)Equity-accounted vessels in our LNG fleet include (i) six LNG carriers (or the MALT LNG Carriers) relating to our 52% ownership interest in the MALT Joint Venture, (ii) four LNG carriers (or the RasGas III LNG Carriers) relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas III Joint Venture) in which we have a 40% ownership interest, (iii) four LNG carriers relating to the Angola Project (or the Angola LNG Carriers) in our joint venture with Mitsui & Co. Ltd. and NYK Energy Transport (Atlantic) Ltd. (or the Angola Joint Venture) in which we have a 33% ownership interest, (iv) one LNG carrier at December 31, 2020, 2019 and 2018 and two LNG carriers at December 31, 2017 and 2016 (or the Exmar LNG Carriers) relating to our 50/50 LNG-related joint venture with Exmar (or the Excalibur and Excelsior Joint Ventures), (v) four, four, three and one LNG carrier(s) (or the Pan Union LNG Carriers) relating to the Pan Union Joint Venture from 2020, 2019, 2018 and 2017, respectively, in which we have an ownership interest ranging from 20% to 30%, and (vi) six, six and two ARC7 LNG carriers relating to our 50/50 joint venture with China LNG (Holdings) Limited (or the Yamal LNG Joint Venture) from 2020, 2019 and 2018, respectively. Equity-accounted vessels in our LPG fleet include 23, 23, 22, 20 and 19 LPG carriers (or the Exmar LPG Carriers) from 2020, 2019, 2018, 2017, and 2016, respectively, relating to our 50/50 LPG-related joint venture with Exmar (or the Exmar LPG Joint Venture). The figures in the selected financial data for our equity-accounted vessels are at 100% and not based on our ownership percentages.
(15)Adjusted Equity-Accounted EBITDA is a non-GAAP financial measure. Adjusted Equity-Accounted EBITDA represents equity income after Adjustments to Equity Income. Adjustments to Equity Income includes depreciation and amortization, net interest expense, income tax expense (recovery), amortization of in-process revenue contracts, direct finance and sales-type lease payments received in excess of revenue recognized, realized and unrealized loss (gain) on derivative instruments, credit loss provisions and other items, write-down and loss on sales of vessels, and gain on sale of equity-accounted investment, in each case related to our equity-accounted entities, on the basis of our ownership percentages of such entities. Neither Adjusted Equity-Accounted EBITDA nor Adjustments to Equity-Accounted EBITDA should be considered as an alternative to equity income or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjustments to Equity-Accounted EBITDA exclude some, but not all, items that affect equity income and these measures may vary among other companies. Therefore, Adjustments to Equity-Accounted EBITDA as presented in this Annual Report may not be comparable to similarly titled measures of the other companies.
(16)Adjustments relating to equity income from our equity-accounted joint ventures are as follows:

(in thousands of U.S. Dollars)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Reconciliation of “Adjusted Equity-Accounted EBITDA” to “Equity Income”:
Equity income	72,233	58,819	53,546	9,789	62,307
Depreciation and amortization	51,162	55,340	52,883	54,453	52,095
Interest expense, net of interest income	111,809	91,394	69,532	46,342	40,223
Income tax expense (recovery)	1,504	1,420	(262)	504	352
Amortization of in-process revenue contracts	(3,792)	(3,793)	(3,847)	(4,307)	(5,482)
Direct finance and sales-type lease payments received in excess of revenue recognized	38,117	24,574	18,453	14,220	13,231
Write-down and loss on sales of vessels	17,000	—	257	5,500	4,861
Gain on sale of equity-accounted investment(2)	—	—	(5,563)	—	—
Credit loss provisions	18,645	—	—	—	—
Other items including realized and unrealized loss (gain) on derivative instruments	30,094	12,823	(3,353)	7,036	5,222
Adjustments to Equity-Accounted EBITDA	264,539	181,758	128,100	123,748	110,502
Adjusted Equity-Accounted EBITDA	336,772	240,577	181,646	133,537	172,809
RISK FACTORS
Some of the risks summarized below and discussed in greater detail in the following pages relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our common or preferred units. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results and ability to pay distributions on, and the trading price of, our common and preferred units.

Risk Factor Summary

Risks Related to Our Industry

•The novel coronavirus (or COVID-19) pandemic is dynamic. The continuation of the pandemic, or the emergence of other epidemic or pandemic crises, could have material adverse effects on our business, results of operations, or financial condition.
•Our future performance depends on growth in LNG production, demand and supply for LNG and LPG, and LNG and LPG shipping.
•Adverse economic conditions or other developments may affect our customers’ ability to pay for our services and may adversely affect our business.

•Adverse economic conditions, including disruptions in the global credit markets, could adversely affect our business.
•Significant declines in natural gas and oil prices may adversely affect our growth prospects and results of operations.
•If the active short-term, medium-term or spot LNG shipping markets continue to develop, entering into long-term, fixed-rate LNG time-charters may be difficult.
•Marine transportation incidents involving any of our vessels could harm our business.
•Terrorist attacks, increased hostilities, political change or war could lead to further economic instability, increased costs and business disruption.
•Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.
Risks Related to Our Business

•We may not have sufficient cash from operations to enable us to pay distributions on our common and preferred units.
•Our ability to repay or refinance our debt obligations and to fund our capital expenditures will depend on certain financial, business and other factors. To the extent we are unable to finance these obligations and expenditures, our ability to make cash distributions may be diminished or our financial leverage may increase, or our unitholders may be diluted.
•Over time, the value of our vessels may decline, which could result in both write-downs and an adverse effect on our operating results.
•Substantial operations outside the United States expose us and our customers to political, governmental and economic instability, which could harm our operations.
•We depend on Teekay Corporation and certain of our joint venture partners to assist us in operating our business.
•We may be unable to charter or recharter vessels at attractive rates, which may lead to reduced revenues and profitability.
•The loss of any customer, charter or vessel, or any adjustment to our charter contracts could result in a significant loss of revenues and cash flow.
•Financing agreements containing operating and financial restrictions may restrict our business and financing activities.
•Our ability to grow may be adversely affected by our cash distribution policy.
•Capital expenditures to maintain the operating capacity of our fleet reduces our cash available for distribution. Our General Partner is required to deduct estimated maintenance capital expenditures from its Available Cash, which may result in less cash available for distribution to unitholders than if actual maintenance capital expenditures were deducted.
•We may make substantial capital expenditures to expand the size of our fleet or gas business, which generally include significant installment payments.
•Any capital expenditures may reduce our cash available for distribution to our unitholders. Funding of any capital expenditures with debt may significantly increase our interest expense and financial leverage, and funding of capital expenditures by issuing additional equity securities may result in significant unitholder dilution. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business.
•Our substantial debt levels may limit our flexibility in obtaining additional financing, refinancing credit facilities upon maturity, pursuing other business opportunities and paying distributions.
•Restrictions in our debt agreements may prevent us from paying distributions.
•Teekay Corporation and certain of our joint venture partners may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, or may have to pay substantially increased costs for its employees and crew.
•Changes in the LPG markets could result in decreased demand for our LPG vessels operating in the spot market.
•We may face substantial competition to expand relationships with existing customers and obtain new customers.
•We have recognized vessel and goodwill write-downs in the past and we may recognize additional write-downs in the future.
•Increased technological innovation in vessel design or equipment could reduce the competitive capability of certain of our vessels, our charter hire rates and the value of vessels.
•Actual results of new technologies or vessel upgrades may differ from expected results and affect our results of operations.
•We or our partners may be exposed to conditions or requirements that adversely affect us or our joint venture.
•Implementing our strategy through acquisitions may harm our business and we may not realize expected benefits.
•Our insurance may not be sufficient to cover losses that may occur to our property or result from our operations.
•Sanctions against participants in the Yamal LNG Project could impede its performance of the project.
•Failure, shutdown or other adverse events impacting the Yamal LNG Project may result in our inability to re-deploy the ARC7 LNG carriers.
•We assume credit risk by entering into agreements with unrated entities.
•Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

•Exposure to interest rate fluctuations will result in fluctuations in our cash flows and operating results.
•Use of LIBOR is currently scheduled to cease in the future, and interest rates on LIBOR-based obligations may increase in the future.
•Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt our operations and adversely affect our cash flows.
•Due to our lack of diversification, adverse developments in our LNG or LPG marine transportation businesses could reduce our ability to make distributions to our unitholders.
•Teekay Corporation and its affiliates may engage in competition with us.
•Our General Partner and its other affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to those of unitholders.
•The fiduciary duties of the officers and directors of our General Partner may conflict with those of the officers and directors of Teekay Corporation.
•Our joint venture arrangements impose obligations upon us but in certain circumstances limit our control of the joint ventures, which may affect our ability to achieve our joint venture objectives.
Legal and Regulatory Risks

•Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
•Increasing scrutiny and changing expectations with respect to Environmental, Social and Governance (or ESG) policies and practices may impose additional costs on us or expose us to additional risks.
•The marine energy transportation industry is subject to substantial environmental and other regulations.
•Regulations relating to ballast water discharge may adversely affect our operational results and financial condition.
•Failure to comply with anti-bribery legislation could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
•Our operations may be subject to economic substance requirements in the Marshall Islands and other offshore jurisdictions, which could impact our business.
Information and Technology Risks

•A cyber-attack could materially disrupt our business.
•Our failure to comply with data privacy laws could damage our relationships and expose us to litigation risks and fines.
Risks Related to an Investment in Our Securities

•It may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
Tax Risks

•U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.
•We and our joint ventures are subject to taxes. The imposition of taxes, including as a result of a change in tax law or accounting requirements, may reduce our cash available for distribution to partners.
•Unitholders may be subject to income tax in one or more non-U.S. countries as a result of owning our units if we are considered to be carrying on business there, which may require a tax return to be filed and taxes to be paid.
Risks Related to Our Industry
The COVID-19 pandemic is dynamic. The continuation of this pandemic, and the emergence of other epidemic or pandemic crises, could have material adverse effects on our business, results of operations, or financial condition.
The novel coronavirus pandemic is dynamic, including the developments of variants of the virus, and its ultimate scope, duration and effects are uncertain. We expect that this pandemic, and any future epidemic or pandemic crises, could result in direct and indirect adverse effects on our industry and customers, which in turn may impact our business, results of operations and financial condition. Although global demand for LNG has remained relatively stable, the pandemic has resulted and may continue to result in a significant decline in global demand for LPG and crude oil. As our business includes the transportation of LNG and LPG, any significant decrease in demand for the cargo we transport could adversely affect demand for our services. COVID-19 has also increased certain crewing-related costs, which has reduced our cash flows, and the pandemic was a contributing factor to a reduction in vessel values which resulted in the write-down of certain of our multi-gas vessels during the year ended December 31, 2020, as described in "Item 18 - Financial Statements: Note 19a - Write-down of Vessels and Goodwill and Gain (Loss) on Sales of Vessels".

Other effects of the current pandemic include, or may include, among others:

•disruptions to our operations as a result of the potential health impact on our employees and crew, and on the workforces of our customers and business partners;
•disruptions to our business from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions (including for any of our onshore personnel or any of our crew members to timely embark or disembark from our vessels), increased inspection regimes, hygiene measures (such as quarantining and physical distancing) or increased implementation of remote working arrangements;
•potential delays in the loading and discharging of cargo on or from our vessels, and any related off hire due to quarantine, worker health, or vetting requirements or regulations, which in turn could disrupt our operations and result in a reduction of revenue;
•potential shortages or a lack of access to required spare parts for our vessels, or potential delays in any repairs to, or scheduled or unscheduled maintenance or modifications or dry docking of, our vessels (including the currently scheduled drydocks for 23 of our LNG and LPG carriers in 2021), as a result of a lack of berths available by shipyards from a shortage in labor or due to other business disruptions;
•potential delays in vessel inspections and related certifications by class societies, customers or government agencies;
•potential reduced cash flows and financial condition, including potential liquidity constraints;
•reduced access to capital, including the ability to refinance any existing obligations, as a result of any credit tightening generally or due to declines in global financial markets, including to the prices of publicly-traded securities of us, our peers and of listed companies generally;
•a reduced ability to opportunistically sell any of our LNG or LPG vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels;
•a decline in the market value of our vessels, which may cause us to (a) incur additional impairment charges or (b) breach certain covenants under our financing agreements (including our secured facility agreements and financial leases) relating to vessel-to-loan covenants;
•a reduced ability to fund repurchases of our common units pursuant to our common unit repurchase program;
•disruptions, delays or cancellations in the construction of new LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which could limit or adversely affect our ability to pursue future growth opportunities; and
•potential deterioration in the financial condition and prospects of our customers or joint venture or business partners, or attempts by customers or third parties to invoke force majeure contractual clauses as a result of delays or other disruptions.
Although disruption and effects from the COVID-19 pandemic may be temporary or moderated by expanding vaccine accessibility, given the dynamic nature of these circumstances and the worldwide nature of our business and operations, the duration of any potential business disruption and the related potential financial impact to us cannot be reasonably estimated at this time, but could materially affect our business, results of operations and financial condition in the future.
Our future performance and ability to secure future employment for our LNG and LPG vessels depends on growth (including any continued growth) in LNG production, demand and supply for LNG and LPG, and associated demand and supply for LNG and LPG shipping.
Our future performance, including our ability to strengthen our balance sheet and to profitably employ and expand our fleet, will depend on growth in LNG production, demand and supply for LNG and LPG, and associated demand and supply for LNG and LPG shipping services. Accordingly, our future performance depends on growth in world and regional demand and supply for LNG and LPG, and marine transportation of LNG and LPG, as well as the supply of LNG and LPG. Demand or supply for LNG and LPG and for the marine transportation of LNG and LPG could be negatively affected by a number of factors, such as:
•increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;
•increases in the cost of LPG relative to the cost of naphtha and other competing petrochemicals;
•increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;
•decreases in the consumption of natural gas due to increases in its price relative to other energy sources, such as oil, or other factors making consumption of natural gas less attractive;
•increases in availability of additional sources of natural gas, including shale gas;
•increases in the number of LNG or LPG newbuilding vessels, which could lead to an oversupply of vessels in the market and in turn create downward pressure on the demand for LNG and LPG shipping services;
•changes in weather patterns leading to warmer winters in the northern hemisphere and lower gas demand in the traditional peak heating season;
•increases in availability of alternative or renewable energy sources; and

•negative global or regional economic or political conditions, particularly in LNG and LPG consuming regions, which could reduce energy consumption or its growth, including labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification.
Furthermore, spot charter rates initially came under pressure commencing in February 2020 due to the impact of the COVID-19 pandemic. In addition, trading prices of our equity securities have been volatile due in part to the recent impact of the pandemic on the energy and financial markets overall. The ongoing pandemic may significantly impact global economic activity (including the demand for LNG and LPG, and associated shipping rates, which may in turn negatively affect our spot chartered vessels) and may disrupt, delay or lead to cancellations of the construction of new LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which in turn could negatively affect our business, results of operations and financial condition.
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
In addition, the United Kingdom exited the European Union (or EU) on January 31, 2020. On December 24, 2020, the United Kingdom reached a trade agreement with the EU. While the trade agreement did not impose any new tariffs or quotas on goods, there is a risk that the disruption of free movement between the United Kingdom and the EU could result in disruption of the exchange of people, business and services. As a result, uncertainty regarding the relationship between the United Kingdom and the EU following this exit may create economic instability in the United Kingdom which could affect our operations, including our access to bank loans, and may lead to an adverse effect on our business. While we will seek to minimize associated risk by implementing mitigation plans, any such plans may not be effective.
Significant declines in natural gas and oil prices may adversely affect our growth prospects and results of operations.
Low energy prices may negatively affect both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil. Low energy prices have adversely affected, and may continue to adversely affect energy and master limited partnership capital markets and available sources of financing for our capital expenditures and debt repayment obligations. A sustained low energy price environment may adversely affect our business, results of operations and financial condition and our ability to make cash distributions as a result of, among other things, the following events which are beyond our control:
•fluctuations in worldwide and regional supply of and demand for natural gas;
•a reduction in exploration for or development of new natural gas reserves or projects, or the delay or cancellation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;
•lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or upon the initial chartering of vessels, or which may result in extended periods of our vessels being idle between contracts;
•customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration, or seeking to negotiate cancelable contracts;
•the inability or refusal of customers to make charter payments to us or to our joint ventures, due to financial constraints or otherwise; or
•declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.
We may have more difficulty entering into long-term, fixed-rate LNG time-charters if the active short-term, medium-term or spot LNG shipping markets continue to develop.
LNG shipping historically has been transacted with long-term, fixed-rate time-charters, usually with terms ranging from 15 to 20 years. One of our principal strategies is to enter into additional long-term, fixed-rate LNG time-charters. In recent years, the amount of LNG traded on a spot and short-term basis (defined as contracts with a duration of three years or less) has been increasing.

If the active spot, short-term or medium-term markets continue to develop, we may have increased difficulty entering into long-term, fixed-rate time-charters for our LNG carriers and, as a result, our cash flow may decrease and be less stable. In addition, an active short-term, medium-term or spot LNG shipping market may require us to enter into charters with rates based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed.
Marine transportation is inherently risky, and an incident involving significant loss of or environmental contamination by any of our vessels could harm our reputation and business.
Our vessels, crew and cargoes are at risk of being damaged, injured or lost because of events such as:

•marine disasters;
•bad weather or natural disasters;
•mechanical failures;
•grounding, fire, explosions and collisions;
•piracy (hijacking and kidnapping);
•cyber-attack;
•acute-onset illness in connection with global or regional pandemics or similar public health crises;
•mental health of crew members;
•human error; and
•war and terrorism.

An accident involving any of our vessels could result in any of the following:

•significant litigation with our customers or other third parties;
•death or injury to persons, loss of property or environmental damage;
•delays in the delivery of cargo;
•liabilities or costs to recover any spilled oil and to restore the environment affected by the spill;
•loss of revenues from or termination of charter contracts;
•governmental fines, penalties or restrictions on conducting business;
•higher insurance rates; and
•damage to our reputation and customer relationships generally.
Any of these results could have a material adverse effect on our business, financial condition and operating results. In addition, any damage to, or environmental contamination involving, oil production facilities serviced by our vessels could result in the suspension or curtailment of operations by our customer, which would in turn result in loss of revenues.
Terrorist attacks, increased hostilities, political change or war could lead to further economic instability, increased costs and business disruption.
Terrorist attacks, and the current or future conflicts in Libya, the Middle East, East Asia, South East Asia, West Africa and elsewhere, and political change, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Recent hostilities in the Middle East, especially among Qatar, Saudi Arabia, the United Arab Emirates, Iran, Yemen and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, or elsewhere, which may contribute to economic instability and disruption of LNG and LPG production and distribution, which could result in reduced demand for our services or impact on our operations and or our ability to conduct business.

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

Terrorist attacks, or the perception that LNG or LPG facilities and carriers are potential terrorist targets, could materially and adversely affect the expansion of LNG and LPG infrastructure and the continued supply and export of LNG and LPG involving the United States and other countries. Concern that LNG or LPG facilities may be targeted for attack by terrorists, as well as environmental concerns, has contributed to significant community resistance to the construction of a number of LNG or LPG facilities, primarily in North America. If a terrorist incident involving an LNG or LPG facility or LNG or LPG carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect the construction of additional LNG or LPG facilities in the United States and other countries or lead to the temporary or permanent closing of various LNG or LPG facilities currently in operation.
Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea and the Indian Ocean off the coast of Somalia. While there continues to be a significant risk of piracy incidents in the Southern Red Sea, Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa and a resurgent risk of piracy and/or armed robbery in the Straits of Malacca, Sulu & Celebes Sea, Gulf of Mexico and surrounding waters. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage may increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
Risks Related to Our Business
We may not have sufficient cash from operations to enable us to pay distributions on our common and preferred units.
The amount of cash we can distribute on our common and preferred units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

•the rates we obtain from our charters and the performance by our charterers of their obligations under the charters;
•the expiration of charter contracts;
•the charterers' option to terminate charter contracts or repurchase vessels, in either case upon our breach of the relevant contract, or payment of any applicable early termination or repurchase amounts;
•the occurrence of off-hire days;
•the utilization levels of our vessels trading in the spot or short-term market;
•the level of our operating costs, such as the cost of crews and insurance;
•the continued availability of LNG and LPG production, liquefaction and regasification facilities;
•the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry docking of our vessels;
•prevailing global and regional economic and political conditions;
•currency exchange rate fluctuations;
•the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business; and
•limitations on obtaining cash distributions from joint venture entities due to similar restrictions on the joint venture entities.

The actual amount of cash we will have available for distribution also will depend on factors such as:

•the level of capital expenditures we make, including for maintaining or repairing vessels, building new vessels, acquiring existing vessels and complying with regulations;
•our debt service requirements, financial covenants and restrictions on distributions contained in our debt instruments;
•fluctuations in our working capital needs;
•our ability to make working capital borrowings, including to pay distributions to unitholders; and
•the amount of any cash reserves, including reserves for future capital expenditures, anticipated future credit needs and other matters, established by Teekay GP L.L.C., our general partner (or our General Partner), in its discretion.

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
To fund our existing and future debt obligations and capital expenditures, we will be required to use cash from operations, incur borrowings, and/or seek to access other financing sources. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If we are unable to access additional bank financing and generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

•restructuring our debt;
•selling assets;

•reducing distributions;
•reducing, delaying or cancelling our business activities, acquisitions, investments or capital expenditures; or
•seeking bankruptcy protection.

Such measures might not be successful, available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of such measures may adversely affect our business and reputation. Our financing agreements may restrict our ability to implement some of these measures. In addition, in the case of a sale of assets, our agreements with our customers may restrict our ability to implement such measures.

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
Vessel values for LNG and LPG carriers can fluctuate substantially over time due to a number of different factors, including:

•prevailing economic conditions in natural gas and energy markets;
•a substantial or extended decline in demand for natural gas, LNG or LPG;
•competition from more technologically advanced vessels;
•the age of the vessel relative to other alternative vessels that are available in the market;
•increases in the supply of vessel capacity; and
•the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulation or standards, or otherwise.

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
Because our operations, and the operations of certain of our customers, are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we or our customers engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business or the business of these customers, including through reduction in the levels of oil and gas exploration, development and production activities in these areas or restricting the pool of customers. We derive some of our revenues from shipping LNG and LPG from politically and economically unstable regions, such as Angola and Yemen. In addition, our vessels may transit through high risk areas such as the Gulf of Aden or Strait of Hormuz. Hostilities, strikes, or other political or economic instability in regions where we or these customers operate or where we or they may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions, or on the ability of these customers to make payments or otherwise perform their obligations to us.

In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in which we operate, or to which we trade, or to which we or any of our customers, joint venture partners or business partners become subject, may harm our business and ability to make cash distributions. For example, general trade tensions between the United States and China escalated in 2018 and continued through much of 2019, with the United States imposing a series of tariffs on China and China responding by imposing tariffs on United States products. Although during the last quarter of 2019, the United States and China negotiated an agreement to reduce trade tensions which became effective in February 2020, our business could be harmed by increasing trade protectionism or trade tensions between the United States and China, as well as any trade embargoes or other economic sanctions by the United States or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities, or diplomatic or political pressures that limit trading activities with those countries. In addition, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results. Please see above relating to our two vessels chartered out to YLNG “Item 3 – Risk Factors: We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel, or any adjustment to our charter contracts could result in a significant loss of revenues and cash flow.”
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

Our ability to compete for the transportation requirements of certain LNG and LPG projects, enter into new charter contracts, secure financings and expand our customer relationships depends in part on our ability to leverage our relationships with Teekay Corporation, our joint venture partners and their respective reputation and relationships in the shipping industry. If Teekay Corporation or certain of our joint venture partners suffer material damage to their reputation or relationships it may harm our ability to:

•renew existing charters upon their expiration;
•obtain new charters;
•successfully interact with shipyards during periods of shipyard construction constraints;
•obtain financing on commercially acceptable terms; or
•maintain satisfactory relationships with our employees and suppliers.

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
Our ability to charter or recharter our LNG and LPG carriers upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters depend upon, among other things, the then current states of the LNG and LPG carrier markets. As of December 31, 2020, in our liquefied natural gas and liquified petroleum gas operating fleet, including the Magellan Spirit chartered-in from the MALT Joint Venture, we had zero and six vessels, respectively, that were trading in the spot market; we had three and 14 vessels, respectively, with charters scheduled to expire in 2021, excluding extension options; and seven and six vessels, respectively, with charters scheduled to expire in 2022, excluding extension options. If charter rates are low when existing time charters expire, we may be required to recharter our vessels at reduced rates or even possibly at a rate whereby we incur a loss, which would harm our results of operations. Alternatively, we may determine to leave such vessels off-charter, which would also harm our results of operations. The size of the current orderbooks for LNG carriers and LPG carriers is expected to result in the increase in the size of the world LNG and LPG fleets over the next few years. An over-supply of vessel capacity, combined with stability or any decline in the demand for LNG or LPG carriers, may result in a reduction of charter hire rates.
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

We could lose a customer or the benefits of a time-charter if:

•the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;
•we agree to reduce the charter payments due to us under a charter because of the customer’s inability to continue making the original payments;
•upon our breach of the relevant contract, the customer exercises certain rights to terminate the charter, purchase or cause the sale of the vessel or, under some of our charters, convert the time-charter to a bareboat charter (some of which rights are exercisable at any time);
•the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter;
•under some of our time-charters, the customer terminates the charter because of the termination of the charterer’s sales agreement or a prolonged force majeure event affecting the customer, including damage to or destruction of relevant facilities, war or political unrest preventing us from performing services for that customer; or
•the customer becomes subject to applicable sanctions laws which prohibit our ability to lawfully charter our vessel to such customer.

Two of the six MALT LNG Carriers in our 52%-owned MALT Joint Venture, the Marib Spirit and Arwa Spirit, were chartered-out to Yemen LNG under long-term charter contracts with YLNG. However, due to the political unrest in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the MALT Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments were deferred. Concurrently with the expiration of the most recent deferral arrangement, in April

2019, the MALT Joint Venture entered into a suspension agreement with YLNG (the Suspension Agreement) pursuant to which the MALT Joint Venture and YLNG agreed to suspend the two charter contracts for a period of up to three years from the date of the agreement. Please read “Item 5 – Operating and Financial Review and Prospects: Significant Developments in 2020 and Early 2021 – Charter Contracts for MALT LNG Carriers."

If we lose a key LNG time-charter, we may be unable to redeploy the related vessel on terms as favorable to us due to the long-term nature of most LNG time-charters and fluctuations in the LNG spot market. If we are unable to redeploy a LNG carrier, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. In addition, if a customer exercises its right to purchase a vessel, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time-charter.

The loss of certain of our customers, time-charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to unitholders.
Financing agreements containing operating and financial restrictions may restrict our business and financing activities.
The operating and financial restrictions and covenants in our financing arrangements and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements may restrict our ability to:

•incur or guarantee indebtedness;
•change ownership or structure, including mergers, consolidations, liquidations and dissolutions;
•make dividends or distributions when in default of the relevant loans;
•make certain negative pledges and grant certain liens;
•sell, transfer, assign or convey assets;
•make certain investments; and
•enter into new lines of business.

Some of our financing arrangements require us to maintain a minimum level of tangible net worth, to maintain certain ratios of vessel values as it relates to the relevant outstanding principal balance, to maintain a minimum level of aggregate liquidity, to maintain leverage below a maximum level and require certain of our subsidiaries to maintain restricted cash deposits. Please read "Item 5 – Operating and Financial Review and Prospects: Credit Facilities and Finance Leases." Our ability to comply with covenants and restrictions contained in debt instruments and finance lease obligations may be affected by events beyond our control, including prevailing economic, financial and industry conditions, and in certain cases the ability of our joint venture partners to comply with applicable laws and regulations (including business corruption and sanctions regulations). If any such events were to occur, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, and we are unable to cure such breach within the prescribed cure period, a significant portion or all of the obligations may, at the election of the relevant lender, become immediately due and payable, and the lenders’ commitment to make further loans available to us may terminate. In certain circumstances, this could lead to cross-defaults under other financing agreements which in turn could result in obligations becoming due and commitments being terminated under such agreements. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans and finance leases or our need to sell assets or take other actions in order to meet our debt obligations.

Furthermore, the termination of any of our charter contracts by our customers could result in the repayment of the debt facilities to which the chartered vessels relate.
Our ability to grow may be adversely affected by our cash distribution policy.
Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute each quarter all of our Available Cash (as defined in our partnership agreement, which takes into account cash reserves for, among other things, future capital expenditures and credit needs, compliance with our debt agreements, and payment of distributions on our preferred units). Accordingly, our growth may not be as fast as businesses that are able to reinvest all or a substantial portion of their Available Cash to expand ongoing operations.

In February 2021, as part of our balanced capital allocation strategy, our General Partner announced that quarterly common unit cash distributions are expected to increase by 15% to $0.2875 per common unit, commencing with the first quarter of 2021 distribution to be paid in May 2021. However, our distribution policy is subject to certain restrictions and may be changed by the Board of Directors of our General Partner. In determining the amount of cash available for distribution, the Board of Directors of our General Partner, which makes the determination on our behalf, approves the amount of cash reserves, including reserves for future maintenance capital expenditures, anticipated future credit needs, working capital and other matters. We also rely upon external financing sources, including commercial borrowings and proceeds from debt and equity offerings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.
We make capital expenditures to maintain the operating capacity of our fleet, which reduces our cash available for distribution. In addition, each quarter our General Partner is required to deduct estimated maintenance capital expenditures from Available Cash, which may result in less cash available for distribution to unitholders than if actual maintenance capital expenditures were deducted.

We must make capital expenditures to maintain, over the long term, the operating capacity of our fleet. These maintenance capital expenditures include capital expenditures associated with dry docking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

•the cost of labor and materials;
•the ability to timely complete any capital expenditures;
•customer requirements;
•increases in the size of our fleet;
•governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and
•competitive standards.

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

In 2020, 15 of the LNG and LPG vessels which we own or in which we hold equity interests were dry-docked and, in 2021, 23 of the LNG and LPG vessels which we own or in which we hold equity interests are scheduled to be dry-docked. The dry-dockings for all of these vessels may be longer and more costly than normal, and for certain vessels, due to the installation of ballast water treatment systems (or BWTS), in order to comply with regulatory requirements, and the installation of reliquefaction equipment. Furthermore, the COVID-19 virus and the implementation of additional "stop work" orders in Singapore, may impact the availability of dry-dock yard slots and our ability to source the required personnel and equipment. Any delay or cost overrun of the dry-docking could have a material adverse effect on our business, results of operations and financial condition.

As a result, our 2021 capital expenditure requirements will reduce our Available Cash, which may result in less cash available for distribution to our unitholders.
We may make substantial capital expenditures to expand the size of our fleet or gas business and generally are required to make significant installment payments for acquisitions of newbuilding vessels or for construction of receiving and regasification terminals prior to their delivery or completion and generation of revenue.
We have previously made substantial capital expenditures to increase the size of our fleet or gas business. In the event that we further increase the size of our fleet or gas business, we may incur further substantial capital expenditures. Please read “Item 5 – Operating and Financial Review and Prospects: Contractual Obligations and Contingencies” for additional information about our commitments associated with our capital expenditures. The obligations of us and our equity-accounted joint ventures to pay the committed expenditures is not conditional upon our or their ability to obtain financing for such expenditures. Please read "Item 5 – Operating and Financial Review and Prospects: Contractual Obligations and Contingencies."
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

To fund any future capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay distributions to our unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our current level of quarterly distributions to unitholders, which could have a material adverse effect on our ability to make cash distributions.

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

As at December 31, 2020, our consolidated debt and obligations related to finance leases totaled $2.8 billion and we had the capacity to borrow an additional $254.8 million under our revolving credit facilities. These facilities may be used by us for general partnership purposes. If we obtain debt financing for future newbuilding orders or we are awarded contracts for new LNG or LPG projects, our consolidated debt and obligations related to finance leases will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

•our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on favorable terms, if at all;
•we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities, common unit repurchases, and distributions to unitholders;
•if we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we may be unable to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy;
•our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and
•our debt level may limit our flexibility in responding to changing business and economic conditions.

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

The payment of principal and interest on our debt and obligations related to finance leases reduces cash available for distribution on our units. In addition, our financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:

•failure to pay any principal, interest, fees, expenses or other amounts when due;
•breach or lapse of any insurance with respect to vessels securing the facility;
•breach of certain financial covenants;
•failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;
•default under other indebtedness;
•bankruptcy or insolvency events;
•failure of any representation or warranty to be materially correct;
•a change of control, as defined in the applicable agreement; or
•a material adverse effect, as defined in the applicable agreement.
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
Our LPG/multi-gas carriers that operate in the LPG spot market are either owned by us or owned or chartered-in by the Exmar LPG Joint Venture, a joint venture entity formed pursuant to a joint venture agreement made in February 2013 between us and Belgium-based Exmar NV to own and charter-in LPG carriers with a primary focus on the mid-size LPG carrier segment. The charters in the spot market operate for short durations and are priced on a current, or “spot,” market rate. The LPG spot market is volatile and fluctuates based upon the many conditions and events that affect the price, production and transport of LPG, including competition from alternative energy sources and negative global or regional economic or political conditions. Any adverse changes in the LPG markets may impact our ability to enter into economically beneficial charters when our LPG/

multi-gas carriers complete their existing short-term charters in the LPG spot market, which may reduce vessel earnings and impact our operating results.
Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.
One of our principal objectives is to enter into long-term, fixed-rate LNG charters. The process of obtaining new long-term charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shipping contracts are awarded based upon a variety of factors relating to the vessel operator, including:

•size, age, technical specifications and condition of the vessel;
•shipping industry relationships and reputation for customer service and safety;
•shipping experience and quality of ship operations (including cost effectiveness);
•operational reliability and performance capabilities of the vessel;
•quality and experience of seafaring crew;
•safety record;
•the ability to finance vessels at competitive rates and financial stability generally;
•relationships with shipyards and the ability to get suitable berths;
•construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;
•willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for prolonged off-hire; and
•competitiveness of the bid in terms of overall price.

We compete for providing marine transportation services for potential energy projects with a number of experienced companies, including state-sponsored entities and major energy companies affiliated with the energy project requiring energy shipping services. Many of these competitors have significantly greater financial resources than we do or Teekay Corporation does. We anticipate that an increasing number of marine transportation companies – including many with strong reputations and extensive resources and experience – will enter the energy transportation sector. This increased competition may cause greater price competition for time-charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to unitholders.
We have recognized asset impairments in the past and we may recognize additional impairments in the future, which will reduce our earnings and net assets.
If we determine at any time that an asset has been impaired, we may need to recognize an impairment charge that will reduce our earnings and net assets. We review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when an asset's carrying value is greater than the estimated undiscounted future cash flows the asset is expected to generate over its remaining useful life. We review our goodwill for impairment annually and if a reporting unit's goodwill carrying value is greater than the estimated fair value, the goodwill attributable to that reporting unit is impaired. We evaluate our investments in equity-accounted joint ventures for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value.

During 2020 and 2019, we recognized total write-downs of vessels of $51.0 million and $0.8 million, respectively. For information about these write-downs, please read "Item 5 – Operating and Financial Review and Prospects: Management's Discussion and Analysis of Financial Condition and Results of Operations – Year Ended December 31, 2020 versus Year Ended December 31, 2019", "Item 18 – Financial Statements: Note 8 – Intangible Assets and Goodwill" and "Item 18 – Financial Statements: Note 19 – Write-down of Vessels and Goodwill and Gain (Loss) on Sales of Vessels."
Increased technological innovation in vessel design or equipment could reduce our charter hire rates and the value of our vessels.
The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy, boil-off ratio (in the case of LNG vessels) and the ability for LNG or LPG cargo to be loaded and unloaded quickly. More efficient vessel designs, engines or other features may increase overall vessel efficiency. Flexibility includes the ability to access LNG and LPG storage facilities, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new LNG or LPG carriers are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced LNG or LPG carriers could reduce recharter rates available to our vessels and the resale value of the vessels. As a result, our business, results of operations and financial condition could be harmed.
Actual results of new technologies or technologies upgrades may differ from expected results and affect our results of operations.
We have invested and are investing in vessel technology upgrades such as MEGI engines and other equipment and designs for certain LNG carriers, including, among other things, to improve fuel efficiency and vessel performance. These new engine designs and other equipment may not perform to expectations during actual operations, which may result in our exposure to performance claims based on failure to achieve specified performance requirements included in certain charter party agreements. During certain operations, actual fuel consumption for our MEGI LNG carriers may exceed specified levels in certain charter party agreements, which may result in reimbursement by us to the charterer for the cost of the excess fuel consumed. We are installing additional equipment on certain of our MEGI LNG carriers to lower fuel consumption on these vessels. Continued reimbursement obligations, unrecovered capital expenditures, delays in the installation of the equipment, or new equipment installations not performing to our expectations could harm our results of operations or financial condition.
We or our joint venture partners may be unable to operate an LNG receiving and regasification terminal and may be exposed from time to time to conditions, developments, or requirements that may adversely affect us or our joint venture.
We have a 30% ownership interest in an LNG regasification and receiving terminal in Bahrain (please read “Item 18 – Financial Statements: Note 7a(ii) – Equity-Accounted Joint Ventures”). Although the Bahrain LNG Joint Venture has completed mechanical construction and commissioning of the Bahrain terminal and is currently receiving terminal use payments, certain handover arrangements in respect of the Bahrain terminal remain subject to the approval of the lenders of the Bahrain LNG Joint Venture. As a result, the Bahrain LNG Joint Venture may experience associated delays in the formal acceptance of the terminal and the commencement of commercial operations if the Bahrain LNG Joint Venture does not satisfy all applicable conditions and obtain all necessary consents in accordance with its financing agreements. Accordingly, we or our joint venture partners may be unable to operate the LNG receiving and regasification terminal properly, whether due to a lack of satisfaction of such conditions, a lack of obtaining such consents, a lack of industry experience, or otherwise, which could affect our ability to operate the terminal, including as a result of a reduction in the expected output of the terminal. Any such reduction could decrease revenues to the Bahrain LNG Joint Venture which may harm our business, results of operations and financial condition.

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

Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, acquisitions may expose us to risks that may harm our business, financial condition and operating results, including risks that we may:

•fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;
•be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;
•decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;
•significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;
•incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or
•incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

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
Our insurance may not be sufficient to cover losses that may occur to our property or result from our operations.
The operation of LNG and LPG carriers, and LNG facilities, is inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, and other liability insurance, all risks may not be adequately insured against, and any particular claim may not be paid or paid in full. In addition, only certain of our LNG and LPG carriers carry insurance covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims relating to our operations covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. In addition, the cost of this protection and indemnity coverage has significantly increased and may continue to increase. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a total loss of a vessel.

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

Changes in the insurance markets attributable to structural changes in insurance markets, economic factors, the impact of the COVID-19 pandemic, outbreaks of communicable diseases, terrorist attacks, environmental catastrophes, or political change may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available may be significantly more expensive than our existing coverage or be available with restrictive terms.
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

In September 2019, OFAC imposed sanctions on COSCO Shipping Tanker (Dalian) Co., Ltd. (or COSCO Dalian). At the time, COSCO Dalian owned 50% of China LNG Shipping (Holdings) Limited (or CLNG), which in turn, owns a 50% interest in our Yamal LNG joint venture (or the Yamal LNG Joint Venture), which owns six on-the-water ARC7 LNG carriers. As a result of COSCO Dalian’s 50% ownership of CLNG and CLNG’s 50% interest in the Yamal LNG Joint Venture, both CLNG and the joint venture at the time qualified as a “Blocked Person" under OFAC's deeming rules. In October 2019, the COSCO group completed an ownership restructuring on arms'-length terms pursuant to which its 50% interest in CLNG was transferred from COSCO Dalian to a non-sanctioned COSCO entity, which automatically resulted in CLNG and the Yamal LNG Joint Venture no longer being classified as “Blocked Persons.” Although CLNG and, by implication, our Yamal LNG Joint Venture were absolved from sanctions as a result of the October 2019 restructuring, subsequently in January 2020, OFAC lifted its sanctions against COSCO Dalian. We do not expect any material financial impact to us from these resolved issues.

Future sanctions may prohibit the Yamal LNG Joint Venture from performing under its contracts with the Yamal LNG Project, which could have a material adverse effect on our financial condition, results of operations and ability to make cash distributions on our units.

In addition to the Yamal LNG Joint Venture, participants in other projects in which we are involved (including, with respect to such other projects, our joint venture partners, customers, and their respective shareholders or management) may be subject to sanctions, which sanctions may have a material adverse effect on the success of those projects or our joint ventures and, in turn, on our business, financial condition, and results of operations, and ability to make cash distributions on our units.
Failure, shutdown or other adverse events impacting the Yamal LNG Project may result in our inability to re-deploy the ARC7 LNG carriers.
The charter party under the Yamal LNG Joint Venture’s time-charter contracts for the Yamal LNG Project is Yamal Trade Pte. Ltd., a wholly-owned subsidiary of Yamal LNG, the project’s sponsor. If the Yamal LNG Project were to shutdown or face other adverse events, in either case on a permanent or even temporary basis, we may be unable to redeploy the ARC7 LNG carriers under other time-charter contracts or may be forced to scrap the vessels. Any such events could adversely affect our results of operations and ability to make cash distributions on our units.

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

We are paid in Euros under some of our charters, and certain of our vessel operating expenses and general and administrative expenses currently are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also make payments under two Euro-denominated term loans. In addition, from time to time we may incur certain capital expenditures relating to our vessels in Euros. If the amount of our Euro-denominated obligations exceeds our Euro-denominated revenues, we must convert other currencies, primarily the U.S. Dollar, into

Euros. An increase in the strength of the Euro relative to the U.S. Dollar would require us to convert more U.S. Dollars to Euros to satisfy those obligations, which would cause us to have less cash available for distribution to unitholders. In addition, if we do not have sufficient U.S. Dollars, we may be required to convert Euros into U.S. Dollars for distributions to unitholders. An increase in the strength of the U.S. Dollar relative to the Euro could cause us to have less cash available for distribution in this circumstance. We have not entered into currency swaps or forward contracts or similar derivatives to mitigate this risk.

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to the Euro and Norwegian Krone (or NOK) also result in fluctuations in our reported revenues and earnings. In addition, under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, advances from affiliates and long-term debt, are revalued and reported based on the prevailing exchange rate at the end of the period. This revaluation historically has caused us to report significant unrealized foreign currency exchange gains or losses each period. The primary source for these gains and losses is our Euro-denominated term loans and our NOK-denominated bonds.
Exposure to interest rate fluctuations will result in fluctuations in our cash flows and operating results.
We are exposed to the impact of interest rate changes primarily through our borrowings and finance lease obligations that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our profit margins, results of operations and our ability to service our debt and finance lease obligations. In accordance with our risk management policy, we use interest rate swaps on certain of our debt and cross currency swaps on our NOK bonds to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt. However, any hedging activities entered into by us may not be effective in fully mitigating our interest rate risk from our variable rate indebtedness.

In addition, we are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. For further information about our financial instruments at December 31, 2020, that are sensitive to changes in interest rates, please read "Item 11 – Quantitative and Qualitative Disclosures About Market Risk."
Use of LIBOR is currently scheduled to cease in the future, and interest rates on our LIBOR-based obligations may increase in the future.
LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. In March 2021, the UK Financial Conduct Authority, which regulates LIBOR, announced that it will cease the publication of LIBOR after December 31, 2021, with the exception of certain tenors of U.S. Dollar LIBOR which will cease publication after June 30, 2023. It is unclear whether an extension will be granted or new methods of calculating LIBOR will be established such that it continues to exist after the scheduled expiration dates, or if alternative rates will be adopted. Global regulators are working with the financial sector to transition away from the use of LIBOR and towards the adoption of alternative reference rates. For example, the U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. Dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by Treasury securities (or SOFR). SOFR is observed and backward-looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Whether or not SOFR attains market acceptance as a LIBOR replacement tool remains in question and there can be no assurance that the transition to a new benchmark rate or other financial metric will be an adequate alternative to LIBOR or produce the economic equivalent of LIBOR. As a result, it is not possible at this time to know the ultimate impact a phase-out of LIBOR may have.

While some of the agreements governing our revolving credit facilities, term loan facilities, interest rate swaps and finance lease facilities provide for an alternate method of calculating interest rates in the event that a LIBOR rate is unavailable, if LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, there may be adverse impacts on the financial markets generally and interest rates under our revolving facilities, term loan facilities, interest rate swaps and finance lease facilities may be materially adversely affected.

In addition, we may need to renegotiate certain LIBOR-based credit facilities, financial leases or interest rate derivatives agreements, which could adversely impact our cost of debt. There can be no assurance that we will be able to modify existing documentation or renegotiate existing transactions before the discontinuation of LIBOR.
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

Teekay Corporation and its affiliates and joint ventures may engage in competition with us. Pursuant to an omnibus agreement between Teekay Corporation, Altera Infrastructure L.P (formerly Teekay Offshore Partners L.P.) (or Altera), us and other related parties, Teekay Corporation, Altera and their respective controlled affiliates (other than us and our subsidiaries) generally have agreed not to own, operate or charter LNG carriers without the consent of our General Partner. The omnibus agreement, however, allows Teekay Corporation, Altera or any of their controlled affiliates to:

•acquire LNG carriers and related time-charters as part of a business if a majority of the value of the total assets or business acquired is not attributable to the LNG carriers and time-charters, as determined in good faith by the Board of Directors of Teekay Corporation or the conflicts committee of the board of directors of Altera's general partner; however, if at any time Teekay Corporation or Altera completes such an acquisition, it must offer to sell the LNG carriers and related time-charters to us for their fair market value plus any additional tax or other similar costs to Teekay Corporation or Altera that would be required to transfer the LNG carriers and time-charters to us separately from the acquired business; or
•own, operate and charter LNG carriers that relate to a bid or award for an LNG project that Teekay Corporation, Altera or any of their subsidiaries submits or receives; however, at least 180 days prior to the scheduled delivery date of any such LNG carrier, Teekay Corporation or Altera must offer to sell the LNG carrier and related time-charter to us, with the vessel valued at its “fully-built-up cost,” which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Corporation or Altera to acquire or construct and bring such LNG carrier to the condition and location necessary for our intended use, plus a reasonable allocation of overhead costs related to the development of such a project and other projects that would have been subject to the offer rights set forth in the omnibus agreement but were not completed.

If we decline the offer to purchase the LNG carriers and time-charters described above, Teekay Corporation or Altera may own and operate the LNG carriers, but may not expand that portion of its business.

In addition, pursuant to the omnibus agreement, Teekay Corporation, Altera or any of their respective controlled affiliates (other than us and our subsidiaries) may:

•acquire, operate or charter LNG carriers if our General Partner has previously advised Teekay Corporation or Altera that the Board of Directors of our General Partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the carriers;
•acquire up to a 9.9% equity ownership, voting or profit participation interest in any publicly traded company that owns or operates LNG carriers; and
•provide ship management services relating to LNG carriers.

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
Teekay Corporation, which owns and controls our General Partner, indirectly owns our 1.8% general partner interest and as at December 31, 2020 owned 41.4% of our common units. The directors and officers of our General Partner have a fiduciary duty to manage our General Partner in a manner beneficial to Teekay Corporation. Furthermore, certain directors and officers of our General Partner are directors or officers of affiliates of our General Partner. Conflicts of interest may arise between Teekay Corporation and its affiliates, including our General Partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our General Partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•neither our partnership agreement nor any other agreement requires our General Partner or Teekay Corporation to pursue a business strategy that favors us or utilizes our assets, and Teekay Corporation’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of Teekay Corporation, which may be contrary to our interests;
•executive officers of Teekay Gas Group Ltd., a subsidiary of Teekay LNG Operating L.L.C. (or Opco), our wholly-owned subsidiary, and three of the directors of our General Partner also currently serve as officers or directors of Teekay Corporation;
•our General Partner is allowed to take into account the interests of parties other than us, such as Teekay Corporation, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;
•our General Partner has limited its liability and restricted its fiduciary duties under the laws of the Republic of the Marshall Islands, while also restricting the remedies available to our unitholders, and as a result of purchasing units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our General Partner, all as set forth in our partnership agreement;
•our General Partner determines the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;
•our General Partner determines which costs incurred by it and its affiliates are reimbursable by us;
•our partnership agreement does not restrict our General Partner from causing us to pay it or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;
•our General Partner controls the enforcement of obligations owed to us by it and its affiliates; and

•our General Partner decides whether to retain separate counsel, accountants or others to perform services for us.
The fiduciary duties of the officers and directors of our General Partner may conflict with those of the officers and directors of Teekay Corporation.
Our General Partner has limited fiduciary duties to manage our business in a manner beneficial to us and our partners. Our General Partner has a Corporate Secretary but does not have a Chief Executive Officer or a Chief Financial Officer. The Corporate Secretary and the non-independent directors of our General Partner also serve as officers or directors of Teekay Corporation and/or other affiliates of Teekay Corporation. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay Corporation or its other affiliates, on one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders.
Our joint venture arrangements impose obligations upon us but limit our control of the joint ventures, which may affect our ability to achieve our joint venture objectives.
For financial or strategic reasons, we conduct a portion of our business through joint ventures. Generally, we are obligated to provide proportionate financial support for the joint ventures although our control of the business entity may be substantially limited. Due to this limited control, we generally have less flexibility to pursue our own objectives through joint ventures or to access available cash of the joint ventures than we would with our own subsidiaries. There is no assurance that our joint venture partners will continue their relationships with us in the future or that we will be able to achieve our financial or strategic objectives relating to the joint ventures and the markets in which they operate. In addition, our joint venture partners may have business objectives that are inconsistent with ours, experience financial and other difficulties (including under relevant sanctions and anti-bribery and corruption laws) that may affect the success of the joint venture or be unable or unwilling to fulfill their obligations under the joint ventures, which may affect our financial condition or results of operations. In addition, we do not have control over the operations of, nor do we have any legal claim to the revenues and expenses of our equity-accounted investments. Consequently, the cash flow generated by our equity-accounted investments may not be available for use by us in the period that such cash flows are generated, if at all.
Legal and Regulatory Risks
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

An increasing concern for, and focus on climate change has promoted extensive existing and proposed international, national and local regulations intended to reduce greenhouse gas emissions (including from various countries and the IMO). These regulatory measures may include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Compliance with these or other regulations and our efforts to participate in reducing greenhouse gas emissions could increase our compliance costs, require additional capital expenditures to reduce vessel emissions and may require changes to our business.

Our business includes transporting LNG and LPG. Regulatory changes and growing public concern about the environmental impact of climate change may lead to reduced demand for hydrocarbon products and decreased demand for our services, while increasing or creating greater incentives for use of alternative energy sources. We expect regulatory and consumer efforts aimed at combating climate change to intensify and accelerate. Although we do not expect demand for oil and gas to decline dramatically over the short-term, in the long-term, climate change initiatives will likely significantly affect demand for oil and gas and for alternatives. Any such change could adversely affect our ability to compete in a changing market and our business, financial condition and results of operations.

Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to ESG policies and practices may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and, in recent years, have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and their business, financial condition and stock price may be adversely affected.

We may face increasing pressures from investors, lenders, customers and other market participants, which are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, or in order for customers to consider conducting future business with us, especially given our business of transporting LNG and LPG. In addition, it is likely we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

The marine energy transportation industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions which are in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. The IMO has also established progressive standards limiting emissions from ships starting from 2023 towards 2030 and 2050 goals. These and other laws or regulations may require significant additional capital expenditures or operating expenses in order for us to comply with the laws and regulations and maintain our vessels in compliance with international and national regulations. In addition, the higher emissions of our steam vessels relative to more modern vessels could make it more difficult to secure employment for these vessels and reduce the rates at which we can charter these vessels to its customers.

The environmental and other laws and regulations applicable to us can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.
Regulations relating to ballast water discharge which came into effect during September 2017 may adversely affect our operational results and financial condition.
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (or the IMO) has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention renewal survey, existing vessels constructed before September 8, 2017 were required to comply with updated applicable standards on or after September 8, 2019. For most vessels, compliance with the applicable standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are required to comply with the applicable standards on or after September 8, 2017. We are currently implementing ballast water management system upgrades on certain of our vessels in accordance with the required timelines imposed by the IMO. The cost of compliance with these regulations, including as a result of installing such systems, may be substantial and may adversely affect our results of operation and financial condition. In addition to the requirements under the IMO, the United States Coast Guard (or USCG) has imposed mandatory ballast water management practices for all vessels equipped with ballast water tanks and entering U.S. waters. These USCG regulations may have the effect of restricting our vessels from entering U.S. waters, unless we equip our vessels with pre-approved BWTS management systems or receive authorization by a duly-issued permit or exemption.
Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the UK's Criminal Finances Act and other anti-bribery or anti-money laundering legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
We operate our vessels worldwide, which may require our vessels to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the FCPA), the Bribery Act 2010 of the United Kingdom (or the UK Bribery Act) and the Criminal Finances Act 2017 of the United Kingdom (the CFA). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption and anti-money laundering laws, including the FCPA, the UK Bribery Act and the CFA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
As a Marshall Islands entity with our headquarters in Bermuda, and with a majority of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.
Finance ministers of the EU rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are put on a “grey list” or a “blacklist”. Bermuda and the Marshall Islands were removed from the blacklist in May and October 2019, respectively. Subsequently, in February 2020, Bermuda and the Marshall Islands were "white-listed" by the EU and continue to remain on such list.

EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the blacklist. Jurisdictions in which we operate could be put on the blacklist in the future.

We are a Marshall Islands limited partnership with our headquarters in Bermuda. A majority of our subsidiaries are Marshall Islands entities and many of our subsidiaries are either organized or registered in Bermuda. These jurisdictions have enacted economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with the Bermuda and the Marshall Islands economic substance requirements and do not currently expect that these requirements will have a material adverse effect on our business, financial condition and operating results. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the noncompliant entity, which could have an adverse effect on our business, financial condition or operating results.
Information and Technology Risks
A cyber-attack could materially disrupt our business
We rely on information technology systems and networks in our operations and the administration of our business. Cyber-attacks have increased in number and sophistication in recent years. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breaches of our information technology systems could have a material adverse effect on our business and results of operations.
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
Risks Related to an Investment in Our Securities
Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. In addition, certain of our General Partner's directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible to bring an action against us or against these individuals in the United States. Even if successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict the enforcement of a judgment against us or our assets or the assets of our general partner or its directors and officers.
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
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC), for such purposes in any taxable year in which, after taking into account the income and assets of the corporation and, pursuant to a “look-through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value), either (i) at least 75% of its gross income consists of “passive income,” or (ii) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries' time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our and our look-through subsidiaries' assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under "Item 10 – Additional Information: Material United States Federal Income Tax Considerations") held units, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read "Item 10 – Additional Information: Material United States Federal Income Tax Considerations – United States Federal Income Taxation of U.S. Holders – Consequences of Possible PFIC Classification."
We are subject to taxes, which reduces our cash available for distribution to partners.
We or our subsidiaries (including those owned in our joint ventures) are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we may not have received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, Teekay Corporation indirectly owns less than 50% of the value of our outstanding units but has voting control of us and therefore we believe that we do not satisfy the requirements of the exemption from U.S. taxation under Section 883 of the Code and our gross U.S. source income is subject to a 4% U.S. federal income tax under Section 887 of the Code. The amount of such tax will depend upon the amount of income we earn from voyages into or out of the United States, which is not within our complete control. In addition, some of our subsidiaries rely on an exemption under subsection 250(6) of the Income Tax Act (Canada) (or the Canada Tax Act) for (i) corporations whose principal business is international shipping and that derive all or substantially all of their revenue from international shipping, and (ii) certain corporations that hold eligible interests in such entities. The exemption deems the qualifying subsidiaries not to be resident in Canada for Canadian tax purposes. If these subsidiaries were to cease to qualify for the subsection 250(6) exemption and were otherwise determined to be resident in Canada, they could be subject to Canadian income tax on their world-wide income and their outbound distributions to shareholders would generally be subject to Canadian withholding tax. To the extent Teekay LNG Partners L.P. was to receive distributions from a corporation which failed to meet such exemption and was otherwise determined to be resident in Canada, Canadian withholding tax would generally apply in respect of such distributions.

Typically, most of our charter contracts require the charterer to indemnify us in respect of taxes incurred as a consequence of the voyage activities of our vessels, which are under the direction of the charterers. However, we, our joint ventures and our subsidiaries operate in numerous jurisdictions which may result in various voyage-related or freight taxes being imposed. Although we are generally entitled to indemnification from our charterers for these taxes, there is a risk that we may not be able to successfully claim an indemnity for tax liabilities which could impact our financial condition and ability to make cash distributions on our units.
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

Item 4.Information on the Partnership
A.Overview, History and Development
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

Please see “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2020 and Early 2021.”

As of December 31, 2020, our fleet consisted of 47 LNG carriers (including the six MALT LNG Carriers, four RasGas III LNG Carriers, four Angola LNG Carriers, four Pan Union LNG Carriers, one Exmar LNG Carrier and six ARC7 LNG carriers (or the Yamal LNG Carriers) that are all accounted for under the equity method) and 30 LPG and multi-gas carriers (including the 23 Exmar LPG Carriers that are accounted for under the equity method). In addition, as at December 31, 2020, we had one LNG receiving and regasification terminal in Bahrain, in which we own a 30% interest.

Our fleets of LNG and LPG carriers (including equity-accounted vessels) currently have approximately 7.9 million and 1.0 million cubic meters of total capacity, respectively.

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

B.Operations
Our Fleet and Our Charters
We generate revenues by charging customers for the transportation of their LNG and LPG using our vessels. The substantial majority of these services are provided through time-charter contracts, where vessels are chartered to customers for fixed periods of time at rates that are generally fixed but may contain a variable component based on inflation, interest rates or other factors.

Our vessels and our LNG regasification terminal in Bahrain primarily operate under fixed-rate contracts with major energy and utility companies. As of December 31, 2020, the average remaining term for these contracts was over 10 years for our LNG carriers and regasification terminal and approximately two years for our LPG carriers, subject, in certain circumstances, to termination or vessel purchase rights.

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

With the exception of the Arctic Spirit and Polar Spirit, which are the only two ships in the world that utilize the Ishikawajima Harima Heavy Industries Self Supporting Prismatic Tank IMO Type B (or IHI SPB) independent tank technology, our fleet uses two of the Gaz Transport and Technigaz (or GTT) membrane containment systems. The GTT membrane systems are used in the majority of LNG tankers now being constructed. New LNG carriers generally have an expected lifespan of approximately 35 to 40 years. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2020, our LNG carriers, including equity-accounted vessels, had an average age of approximately eight years, compared to the world LNG carrier fleet average age of approximately 10 years. In addition, as at that date, there were approximately 622 vessels in the world LNG fleet and approximately 163 additional LNG carriers under construction or on order for delivery through 2023, inclusive of floating storage units and floating storage regasification units.

The following table provides additional information about the LNG carriers in our operating fleet as of December 31, 2020.

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
	(cubic meters)
Operating LNG carriers:
Consolidated
Arctic Spirit	87,305	1993	100%	Time-charter	Petronas LNG Ltd.	Apr. 2022
Polar Spirit	87,305	1993	100%	Time-charter	Petronas LNG Ltd.	May 2022
Hispania Spirit	137,814	2002	100%	Time-charter	Shell International Trading Middle East Ltd.	Sep. 2022
Catalunya Spirit	135,423	2003	100%	Time-charter	Gas Natural SDG	Aug. 2023(2)
Galicia Spirit	137,814	2004	100%	Time-charter	Uniòn Fenosa Gas(3)	Jul. 2029(4)
Madrid Spirit	135,423	2004	100%	Time-charter	Shell International Trading Middle East Ltd.	Dec. 2024(2)
Al Marrouna	149,539	2006	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Oct. 2026(5)
Al Areesh	148,786	2007	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jan. 2027(5)
Al Daayen	148,853	2007	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Feb. 2027(5)
Tangguh Hiri	151,885	2008	70%	Time-charter	The Tangguh Production Sharing Contractors	Dec. 2028
Tangguh Sago	155,000	2009	70%	Time-charter	The Tangguh Production Sharing Contractors	May 2029
Magellan Spirit	165,700	2009	100% – Chartered-in(6)	Time-charter	Petróleo Brasileiro S.A.	Jun. 2022
Creole Spirit	173,400	2016	100% – Finance lease(7)	Time-charter	Cheniere Marketing, LLC	Feb. 2021(8)
Oak Spirit	173,400	2016	100% – Finance lease(7)	Time-charter	Cheniere Marketing, LLC	Jul. 2021
Macoma	173,400	2017	100% – Finance lease (7)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Oct. 2023(9)
Murex	173,400	2017	100% – Finance lease(7)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Oct. 2024(9)
Torben Spirit	173,400	2017	100% – Finance lease (7)	Time-charter	Gas Natural SDG	Feb. 2022
Magdala	173,400	2018	100% – Finance lease(7)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Jan. 2026(9)
Myrina	173,400	2018	100% – Finance lease(7)	Time-charter	Shell Tankers (Singapore) Private Ltd.	May 2024(9)

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
	(cubic meters)
Megara	173,400	2018	100% – Finance lease(7)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Jul. 2026(9)
Bahrain Spirit	173,400	2018	100%	Time-charter	Bahrain LNG W.L.L.	Feb. 2039
Sean Spirit	174,000	2018	100%	Time-charter	BP Gas Marketing Limited	Dec. 2031(10)
Yamal Spirit	174,000	2019	100% – Finance lease(7)	Time-charter	Yamal Trade PTE. Ltd	Jan. 2034(2)

Equity-Accounted
Excalibur	138,034	2002	50%	Time-charter	Excelerate Energy LP	Mar. 2022
Marib Spirit	165,500	2008	52%	Time-charter	Yemen LNG Company Limited(11)	Mar. 2029(12)
Arwa Spirit	165,500	2008	52%	Time-charter	Yemen LNG Company Limited(11)	Apr. 2029(12)
Al Huwaila	214,176	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	May 2033(2)
Al Shamal	213,536	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	May 2033(2)
Al Kharsaah	214,198	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jun. 2033(2)
Al Khuwair	213,101	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jul. 2033(2)
Methane Spirit	165,500	2008	52%	Time-charter	Osaka Gas / Trafigura	Mar. 2021(13)
Woodside Donaldson	165,500	2009	52%	Time-charter	Pluto LNG Party Limited	Jun. 2026(14)
Magellan Spirit	165,700	2009	52%	Time-charter	Teekay Luxembourg S.À R.L.(6)	Jun. 2022
Meridian Spirit	165,700	2010	52%	Time-charter	Total E&P Norge AS Mansel Limited	Nov. 2030(12)
Soyo	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Aug. 2031(2)
Malanje	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Sep. 2031(2)
Lobito	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Oct. 2031(2)
Cubal	160,400	2012	33%	Time-charter	Angola LNG Supply Services LLC	Jan. 2032(2)
Pan Asia	174,000	2017	30%	Time-charter	Methane Services Limited	Oct. 2037(15)
Pan Americas	174,000	2018	30%	Time-charter	Methane Services Limited	Jan. 2038(15)
Pan Europe	174,000	2018	20%	Time-charter	Methane Services Limited	Jul. 2038(15)
Eduard Toll	172,410	2018	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Rudolf Samoylovich	172,410	2018	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Pan Africa	174,000	2019	20%	Time-charter	Methane Services Limited	Jan. 2039(15)
Nikolay Yevgenov	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Vladimir Voronin	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Georgiy Ushakov	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
	(cubic meters)
Yakov Gakkel	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
	7,907,952
(1)Each of our time-charters are subject to certain termination and purchase provisions.
(2)The charterer has two options to extend the term for an additional five years each.
(3)In March 2021, Uniòn Fenosa Gas novated its charter agreement with us to LNG Shipping S.P.A., which is a wholly-owned subsidiary of ENI S.P.A.
(4)The charterer has one option to extend the term for an additional five years.
(5)The charterer has three options to extend the term for an additional five years each.
(6)The Magellan Spirit is chartered-in from the MALT Joint Venture until June 2022. Teekay Luxembourg S.À R.L. is a wholly-owned consolidated subsidiary of ours.
(7)We are the lessee for these obligations related to finance leases and will be required to purchase the vessel after the end of the lease terms for a fixed price.
(8)A new one-year, variable-rate contract, with a one-year option at a fixed rate for the Creole Spirit commenced in March 2021.
(9)The charterer has four options to extend the term for an additional three years each.
(10)The charterer has the right to terminate the charter contract in 2026.
(11)The charter contracts for the Marib Spirit and Arwa Spirit with YLNG are currently suspended until early-2022. As of December 31, 2020, both vessels were employed on short-term contracts. Please see "Item 3 – Risk Factors: We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel, or any adjustment to our charter contracts could result in a significant loss of revenues and cash flow" and "Item 5 – Operating and Financial Review and Prospects: Management's Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2020 and early 2021: Charter Contracts for MALT LNG Carriers" relating to the status of this charter contract.
(12)The charterer has three options to extend the term for one, five and five additional years, respectively.
(13)A new two-year, fixed-rate charter contract, with a one-year option, for the Methane Spirit is expected to commence in April 2021.
(14)The charterer has four options to extend the term for an additional five years each.
(15)The charterer has five options to extend the term for an additional two years each.
The following table presents the percentage of just our consolidated voyage revenues from LNG customers that accounted for more than 10% of our consolidated voyage revenues during 2020, 2019 and 2018, excluding revenues from equity-accounted vessels.

	Year Ended December 31,
	2020	2019	2018
Royal Dutch Shell Plc(1)	23%	21%	23%
Ras Laffan Liquefied Natural Gas Company Ltd.	12%	12%	14%
Naturgy Energy Group S.A.	11%	11%	Less than 10%
Cheniere Marketing International LLP	10%	11%	12%
(1)Includes its subsidiaries Shell International Trading Middle East Ltd. and Shell Tankers (Singapore) Private Ltd.

No other LNG customer accounted for 10% or more of our consolidated voyage revenues during any of these periods.

Charter Expirations

We have several LNG carriers that are due to come off their time-charter contracts in 2021 and 2022. This includes the Oak Spirit, the Torben Spirit, the Creole Spirit, the Excalibur, the Arctic Spirit, the Polar Spirit, the Magellan Spirit and the Hispania Spirit, which are due to come off their current time-charter contracts between July 2021 to September 2022.

In anticipation of the scheduled expiry of these time charters, we are pursuing various opportunities which may include redeployment under new time charters, disposition, or other opportunities, all of which will depend on evolving market conditions. Please refer to and read “Item 4 – Information on the Partnership – LNG Carriers” for additional information and the full list of scheduled expiration dates of our time-charter contracts.
Other Assets
We have a 30% ownership interest in an LNG receiving and regasification terminal in Bahrain. In addition, we provide the operation and maintenance services to the Bahrain terminal. The Bahrain LNG Joint Venture completed the mechanical construction and commissioning of the Bahrain terminal in late-2019 and began receiving terminal use payments in early-2020 under its agreement with NOGA which ends in February 2039.

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

As of December 31, 2020, our LPG and multi-gas carriers (including equity-accounted vessels) had an average age of approximately 10 years, compared to the world LPG carrier fleet average age of approximately 15 years. As of that date, the worldwide LPG tanker fleet consisted of approximately 1,498 vessels and approximately 99 additional LPG vessels were on order for delivery through 2023. LPG carriers range in size from approximately 100 to approximately 98,000 cubic meters. Approximately 41% of the vessels in the worldwide fleet are less than 5,000 cubic meters in size. New LPG carriers generally have an expected lifespan of approximately 30 to 35 years.

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

The following table provides information about our LPG and multi-gas carriers in our operating fleet as of December 31, 2020.

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter
	(cubic meters)
Operating LPG carriers:
Consolidated
Napa Spirit	10,200	2003	100%	Spot	Spot market	—
Sonoma Spirit	8,000	2003	100%	Spot	Spot market	—
Pan Spirit	10,000	2009	100%	Time-charter	Mitsubishi Corporation	Jun. 2021
Cathinka Spirit	10,000	2009	100%	Spot	Spot market	—
Camilla Spirit(1)	10,000	2011	100%	Spot	Spot market	—
Unikum Spirit	12,000	2011	100%	Spot	Spot market	—
Vision Spirit	12,000	2011	100%	Spot	Spot market	—
Equity-Accounted
Temse	12,030	1995	50% – Finance lease	Time-charter	An international trading company	Mar. 2021(2)
Touraine	39,270	1996	50%	Time-charter	An international energy company	Aug. 2021
Brussels	35,454	1997	50%	Time-charter	An international energy company	Oct. 2021
Eupen	38,961	1999	50%	Time-charter	An international energy company	Apr. 2021(3)
Bastogne	35,229	2002	50%	Time-charter	An international energy company	Jun. 2021(3)
Antwerpen	35,223	2005	50% – Chartered-in	Time-charter	An international energy company	Mar. 2022(4)
Libramont	38,455	2006	50%	Time-charter	An international fertilizer company	May 2026
Sombeke	38,447	2006	50%	Time-charter	An international fertilizer company	Jun. 2027
Sylvie	38,000	2007	50% – Chartered-in	Time-charter	An international fertilizer company	Oct. 2021(4)
BW Tokyo	83,270	2009	50% – Chartered-in	Time-charter	An international trading company	Sep. 2021(5)
Waasmunster	38,245	2014	50%	Time-charter	An international energy company	Sep. 2021(6)
Waregem	38,189	2014	50%	Time-charter	An international fertilizer company	Jan. 2023(4)
Warinsart	38,213	2014	50%	Time-charter	An international energy company	Feb. 2022(4)
Warisoulx	38,000	2015	50%	Time-charter	An international trading company	Jun. 2021(3)

Kaprijke	38,000	2015	50%	Time-charter	An international fertilizer company	Dec. 2025
Knokke	38,000	2016	50%	Time-charter	An international energy company	Mar. 2022(4)
Kontich	38,000	2016	50%	Time-charter	An international energy company	Jul. 2021(7)
Kortrijk	38,000	2016	50%	Time-charter	An international trading company	Jun. 2021(3)
Kallo	38,000	2017	50% – Finance lease(8)	Time-charter	An international fertilizer company	Mar. 2022(4)
Kruibeke	38,000	2017	50% – Finance lease(8)	Time-charter	An international trading company	Feb. 2022
Kapellen	38,000	2018	50% – Finance lease(8)	Time-charter	An international trading company	Apr. 2021(3)
Koksijde	38,000	2018	50% – Finance lease(8)	Time-charter	An international energy company	Aug. 2021(9)
Wepion	38,000	2018	50%	Time-charter	An international fertilizer company	Dec. 2022(4)
	961,186
(1)A new two-year, fixed-rate contract for the Camilla Spirit commenced in January 2021.
(2)The charterer has two options to extend the term for an additional three months each. The charterer has exercised one of its three-month options in February 2021, extending the contract to July 2021.
(3)The charterer has one option to extend the term for an additional six months.
(4)The charterer has one option to extend the term for an additional one year.
(5)The charterer has one option to extend the term for an additional three months.
(6)The charterer has one option to extend for an additional year plus two options to extend for an additional six months each.
(7)The charterer has one option to extend the term for an additional three years plus one additional option to extend the term for two years.
(8)Exmar LPG BVBA, in which we have a 50% ownership interest, is the lessee for these obligations related to finance leases and will be required to purchase the vessel after the end of the lease terms for a fixed price.
(9)The charterer has two options to extend the term for an additional six months each.

No LPG customer accounted for 10% or more of our consolidated voyage revenues during any of 2020, 2019 or 2018. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.
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

We intend to achieve our long-term business objective, as stated above, by executing the following strategies:

•Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. LNG and LPG project operators seek LNG and LPG transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We seek to leverage our own and Teekay Corporation’s operational expertise to create a sustainable competitive advantage with consistent delivery of superior customer service.

•Expand our LNG and LPG business globally. We seek to capitalize on opportunities emerging from the global expansion of the LNG and LPG sectors by selectively targeting:
•projects that involve medium to long-term, fixed-rate charters;
•cost-effective LNG and LPG newbuilding contracts;
•joint ventures and partnerships with companies that may provide increased access to opportunities in attractive LNG and LPG importing and exporting geographic regions;
•strategic vessel and business acquisitions; and
•specialized projects in adjacent areas of the business, including floating storage units.

Safety, Management of Ship Operations and Administration
Teekay Corporation, through its subsidiaries, assists us in managing our ship operations, other than the vessels owned or chartered-in by our joint ventures with Exmar, which are commercially and technically managed by Exmar, our seven multi-gas carriers, which are technically and commercially managed by external ship managers, two of the Angola LNG Carriers, which are commercially and technically managed by NYK Energy Transport (Atlantic) Ltd. and five of our LNG carriers, which are chartered-out to Shell Tankers (Singapore) Private Ltd. and technically managed by a subsidiary of Royal Dutch Shell Plc. Safety and Environmental Compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, and to minimize the impact on the environment and society. We seek to effectively manage risk in the organization using a three-tiered approach at an operational, management and corporate level, enabling a clear line of sight throughout the organization. All of our operational employees receive training in the use of risk tools and the management system. We also have an approved competency management system in place to ensure our seafarers continue their professional development and are competent before being promoted to more senior roles.

We believe in continuous improvement, which has seen our safety and environmental culture develop over a significant time period. Health, Safety and Environmental Program milestones include the roll-out of our Environmental Leadership Program (2005), Safety in Action (2007), Quality Assurance and Training Officer Program (2008), Operational Leadership - The Journey (2010), E-Colours (2014), Significant Incident Potential (2015), Navigation Handbook (2016), Risk Tool Handbook (2017), Safety Management System upgrade (2018), and our recently revised Operational Leadership - The Journey. The Operational Leadership booklet sets out our operational expectations and responsibilities and contains our safety commitments, environmental commitments, leadership commitments and our Health, Safety, Security and Environmental & Quality Assurance Policy, which is signed by all employees and empowers them to work safely, to live Teekay’s vision, and to look after one another.

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

Since 2010, Teekay Corporation has produced a publicly available sustainability report which reflects the efforts, achievements, results and challenges faced by Teekay Corporation relating to several key aspects including emissions, climate change, corporate social responsibility, diversity and health, safety environment and quality. Teekay Corporation recognizes the significance of Environmental, Social and Governance aspects and in 2020 set an ESG strategy foundation which will direct our efforts and performance in the years ahead. Our strategy is focused on three broad areas; allocate capital to support the global energy transition, operate our existing fleets as safely and efficiently as possible and further strengthen our ESG profile. Annual targets are set for the organization and are closely monitored.

In addition to our operational experience, Teekay Corporation’s in-house global shore staff performs, through its subsidiaries, the full range of technical, commercial and business development services for our LNG and LPG operations. The staff also provides administrative support to our operations in finance, accounting and human resources. We believe this arrangement affords a safe, efficient and cost-effective operation. Vessel management services are provided by subsidiaries of Teekay Corporation, located in various offices around the world. These include critical vessel management functions such as:

•vessel maintenance (including repairs and dry docking) and certification;
•crewing by competent seafarers;
•procurement of stores, bunkers and spare parts;
•management of emergencies and incidents;
•supervision of shipyard and projects during construction of newbuildings, conversions, lay-up and recycling;
•terminal support;
•insurance; and
•financial management services.

These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management.

In addition, Teekay Corporation’s day-to-day focus on cost efficiencies is applied to all aspects of our operations. In 2003, Teekay Corporation and two other shipping companies established a purchasing cooperation agreement called the TBW Alliance, which leverages the purchasing power of the combined fleets, mainly in such commodity areas as marine lubricants, coatings and chemicals and gases. Through our arrangements with Teekay Corporation, we benefit from this purchasing alliance.

We believe that the generally uniform design of some of our existing and newbuilding vessels and the adoption of common equipment standards provide operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering.
Risk of Loss, Insurance and Risk Management

The operation of any ocean-going vessel, or LNG facility, carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of LNG and LPG are subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, sanctions and boycotts, whether relating to us or any of our joint venture partners, suppliers or customers. The occurrence of any of these events may result in loss of revenues or increased costs.

We carry hull and machinery (marine and war risks) and protection and indemnity insurance, and other liability insurance, coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collision, grounding and weather. Protection and indemnity insurance indemnifies us against liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current maximum amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism) and, for some of our LNG carriers, loss of revenues resulting from vessel off-hire time due to a marine casualty.

We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution. In addition, the cost of protection and indemnity insurance has significantly increased during 2021.

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

We have achieved certification under the standards reflected in ISO 9001 for Quality Assurance, ISO 14001 for environment management systems, ISO 45001:2018, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.
Flag, Classification, Audits and Inspections
Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “Classed” by one of the major classification societies and members of International Association of Classification Societies Ltd. (or IACS): Bureau Veritas (or BV), Lloyd’s Register of Shipping, the American Bureau of Shipping or DNV-GL.

The applicable classification society certifies that the vessel’s design and build conform to the applicable Class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that it continues to be maintained in accordance with those rules. In order to validate this, the vessels are surveyed by the classification society, in accordance to the classification society rules, which in the case of our vessels follows a comprehensive five-year special survey cycle, renewed every fifth year. During each five-year period the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel.

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

We follow a comprehensive inspection and audit regime supported by our sea staff, shore-based operational and technical specialists and members of our QATO program. We typically carry out two internal inspections and one internal audit annually, which helps ensure us that:

•our vessels and operations adhere to our operating standards;
•the structural integrity of the vessel is being maintained;
•machinery and equipment is being maintained to give reliable service;
•we are optimizing performance in terms of speed and fuel consumption; and
•our vessel’s appearance supports our brand and meets customer expectations.

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

Overall, we believe that our, well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

Regulations
General
Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws, and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business, and that may materially affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.
International Maritime Organization
The IMO is the United Nations’ agency for maritime safety and prevention of pollution. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction in accordance with the requirements set out in these regulations or be of another approved design ensuring the same level of protection against oil pollution. All of our gas carriers are double-hulled.

Many countries, but not the United States, have ratified and follow the liability regime adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC). Under this convention, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil (e.g. crude oil, fuel oil, heavy diesel oil or lubricating oil), subject to certain defences. The right to limit liability to specified amounts that are periodically revised is forfeited under the CLC when the spill is caused by the owner’s actual fault or when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative regimes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Ship and Port Facility Security Code (or ISPS), the ISM Code, the International Convention on Load Lines of 1966, and, specifically with respect to LNG and LPG carriers, the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the IGC Code) and International Code for Ships operating in Polar Waters (or Polar Code). SOLAS provides rules for the construction of and the equipment required for commercial vessels and includes regulations for their safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on the training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS Code, IGC Code and Polar Code may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the USCG and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports. The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the ship owner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we obtain for each newbuilding a safety management certificate on delivery.

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

Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. Tier III limits are 80% below Tier I, and these cannot be achieved without additional means such as Selective Catalytic Reduction (or SCR). In October 2016 the IMO’s Marine Environment Protection Committee (or MEPC) approved the designation of the North Sea (including the English Channel) and the Baltic Sea as ECAs for NOx emissions; these ECAs and the related amendments to Annex VI of MARPOL (with some exceptions) entered into effect on January 1, 2019. This requirement will be applicable for new ships constructed on or after January 1, 2021 if they visit the Baltic or the North Sea (including the English Channel) and requires the future trading area of a ship to be assessed at the contract stage. There are exemption provisions to allow ships with only Tier II engines, to navigate in a NOx Tier III ECA if the ship is departing from a shipyard where the ship is newly built or visiting a shipyard for conversion/repair/maintenance without loading/unloading cargoes.

Effective January 1, 2020, Annex VI imposes a global limit for sulfur in fuel oil used on board ships of 0.50% m/m (mass by mass), regardless of whether a ship is operating outside a designated ECA. The ECA limit of 0.10% will still apply, as will any applicable local regulations. Effective March 1, 2020, the carriage of non-compliant fuel is prohibited. To comply with the 2020 global sulfur limit for fuel, ships may utilize different fuels containing low or very low sulfur (e.g., low sulfur fuel oil (or LSFO), very low sulfur fuel oil (or VLSFO), low sulfur marine gas oil (or LSMGO), biofuels or other compliant fuels such as LNG), or utilize exhaust gas cleaning systems, known as “scrubbers.” Amendments to the information to be included in bunker delivery notes relating to the supply of marine fuel oil to ships fitted with alternative mechanisms to address sulfur emission requirements (e.g. scrubbers) became effective January 1, 2019. At present, we have not installed any scrubbers on our existing gas fleet (nor do we have plans to). All of our LNG vessels are in compliance with 2020 global sulfur fuel regulations. Our fuel strategy is to use LNG as primary fuel (except the Q-Flex LNG vessels) and compliance fuels as secondary fuel.

As of March 1, 2018, amendments to Annex VI impose new requirements on ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work. Amendments to MARPOL Annex VI that makes the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessels Ship Energy Efficiency Management Plan (or SEEMP) to include a part II describing the ship specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data to the Administration. This has been verified as compliant on all ships for calendar year 2019. The data collection period for the 2020 calendar year has been completed, and the verification of the data is ongoing. A Confirmation of Compliance has been provided by the Ship's Flag State Administration / Recognized Organization on behalf of Flag State and is kept on board.

IMO regulations required that, as of January 1, 2015, all vessels operating within ECAs worldwide recognized under MARPOL Annex VI must comply with 0.1% sulfur requirements. In addition, LSMGO is more expensive than HFO, and this impacts the costs of operations. In general, our charterers are required under our contracts to bear the cost of fuel. However, on occasion we may be exposed to increased fuel costs in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with fuel requirements.

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.

IMO Guidance for countering acts of piracy and armed robbery is published by the IMO’s Maritime Safety Committee (or MSC). MSC.1/Circ.1339 (Piracy and armed robbery against ships in waters off the coast of Somalia) outlines Best Management Practices for protection against Somalia based Piracy. Specifically, MSC.1/Circ.1339 provides guidance to Shipowners and ship operators, shipmasters and crews on preventing and suppressing acts of piracy and armed robbery and was adopted by the IMO through Resolution MSC.324(89). The Best Management Practices (or BMP) is a joint industry publication by BIMCO, ICS, IGP&I Clubs, INTERTANKO and OCIMF VIO Version 7 as the latest. Our fleet follows the guidance within BMP 5 when transiting in other regions with recognized threat levels for piracy and armed robbery, including West Africa.

The IMO's Ballast Water Management Convention entered into force on September 8, 2017. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. The convention requires the implementation of either the D-1 or D-2 standard. There will be a transitional period from the entry into force to the International Oil Pollution Prevention (or IOPP) renewal survey in which ballast water exchange (reg. D-1) can be employed. The IMO’s Marine Environment Protection Committee (or MEPC) agreed to a compromise on the implementation dates for the D-2 discharge standard: ships constructed on or after September 8, 2017 must comply with the D-2 standard upon delivery. Existing ships should be D-2 compliant on the first IOPP renewal following entry into force if the survey is completed on or after September 8, 2019, or a renewal IOPP survey was completed on or after September 8, 2014 but prior to September 8, 2017. Ships should be D-2 compliant on the second IOPP renewal survey after September 8, 2017 if the first renewal survey after that date was completed prior to September 8, 2019 and if the previous two conditions are not met. Vessels will be required to meet the discharge standard D-2 by installing an approved BWTS. Besides the IMO convention, ships sailing in U.S. waters are required to employ a type-approved BWTS which is compliant with USCG regulations. The USCG has approved a number of BWTSs both nationally and internationally, out of which Alfa Laval (Sweden), Ocean Saver (Norway), Techcross, and De Nora are under Teekay’s approved list for retrofit. We estimate that the installation of approved BWTS may cost between $2 million and $3 million per vessel.
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

As per MSC. 338(91), requirements have been highlighted for audio and visual indicators for breathing apparatus which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 liters. This applies to ships constructed on or after July 1, 2014. Ships constructed before July 1, 2014 were required to comply no later than July 1, 2019. As of December 31, 2020, all of our vessels are in compliance with these requirements.

Cyber-related risks are operational risks that are appropriately assessed and managed in accordance with the safety management requirements of the ISM Code. Cyber risks are required to be appropriately addressed in our safety management system no later than the first annual verification of the company's Document of Compliance after January 1, 2021.

The Maritime Labour Convention (or MLC) 2006 was adopted by the International Labour Conference at its 94th (Maritime) Session (2006), establishing minimum working and living conditions for seafarers. The convention entered into force August 20, 2013, with further amendments approved by the International Labour Conference at its 103rd Session (2014). The MLC establishes a single, coherent instrument embodying all up-to-date standards of existing international maritime labour conventions and recommendations, as well as the fundamental principles to be found in other international labour conventions. All of our maritime labour contracts comply with the MLC.

The IMO continues to review and introduce new regulations and as such, it is difficult to predict what additional requirements, if any, may be adopted by the IMO and what effect, if any, such regulations might have on our operations.

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

Two regulations that are part of the implementation of the Port State Control Directive, came into force on January 1, 2011 and introduce a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned by a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, while those with the most safety shortcomings or technical failings recorded upon inspection will in turn be subject to a greater frequency of official inspections to their vessels.

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

All ships above 5,000 gross tonnage calling EU waters are required to comply with EU-MRV regulations. These regulations came into force on July 1, 2015 and aim to reduce greenhouse gas (or GHG) emissions within the EU. It requires ships carrying out maritime transport activities to or from European Economic Area (or EEA) ports to monitor and report information including verified data on their CO2 emissions from January 1, 2018. Data collection takes place on a per voyage basis and started from January 1, 2018. The reported CO2 emissions, together with additional data (e.g. cargo, energy efficiency parameters), are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency (or EMSA). Teekay Corporation has signed an agreement with DNV-GL for monitoring, verification and reporting as required by this regulation. We are presently using IMOS/Veslink forms which will have a smooth interface with DNV-GL. The reporting period for the 2019 calendar year has been completed, and emission reports for the vessels which have carried out EU voyages have been submitted in the THETIS database. Based on emission reports submitted in THETIS, a document of compliance has been issued and is placed on board.
The EU Ship Recycling Regulation entered into force on December 30, 2013. It aims to prevent, reduce and minimize accidents, injuries and other negative effects on human health and the environment when ships are recycled, and the hazardous waste they contain is removed. The legislation applies to all ships flying the flag of an EU country and to vessels with non-EU flags that call at an EU port or anchorage. It sets out responsibilities for ship owners and for recycling facilities both in the EU and in other countries. Each new ship is required to have on board an inventory of the hazardous materials (such as asbestos, lead or mercury) it contains in either its structure or equipment. The use of certain hazardous materials is forbidden. Before a ship is recycled, its owner must provide the company carrying out the work with specific information about the vessel and prepare a ship recycling plan. Recycling may only take place at facilities listed on the EU ‘List of facilities’.

The EU Ship Recycling Regulation generally entered into force on December 31, 2018, with certain provisions applicable from December 31, 2020. Compliance timelines are as follows: EU-flagged newbuildings were required to have onboard a verified Inventory of Hazardous Materials (or IHM) with a Statement of Compliance by December 31, 2018, existing EU-flagged vessels are required to have onboard a verified IHM with a Statement of Compliance by December 31, 2020, non-EU-flagged vessels calling at EU ports are also required to have onboard a verified IHM with a Statement of Compliance latest by December 31, 2020. We contracted a class-approved HazMat expert company to assist in the preparation of Inventory of Hazardous Materials and obtaining Statements of Compliance for its vessels. The EU Commission adopted a European List of approved ship recycling facilities, as well as four further decisions dealing with certification and other administrative requirements set out in the EU Ship Recycling Regulation. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships. The Hong Kong Convention is not yet ratified.

China

China had established new ECAs in Pearl River Delta, Yangtze River Delta and Bohai Sea, which came into force from January 1, 2016. The Hainan ECA came into force from January 1, 2019. From January 1, 2019, all the ECAs have merged, and the scope of Domestic Emission Controls Areas (or DECAs) will be extended to 12 nautical miles from the coastline, covering the Chinese mainland territorial coastal areas as well as the Hainan Island territorial coastal waters. From January 1, 2019, all vessels navigating within the Chinese mainland territorial coastal DECAs and at berths will be required to use marine fuel with sulfur content of maximum 0.50% m/m. As per the new regulation, ships can also use alternative methods such as an Exhaust Gas Scrubber, LNG or other clean fuel that reduces the SOx to the same level or lower than the maximum required limits of sulfur when using fossil fuel in the DECA areas or when at berth. All the vessels without an exhaust gas cleaning system entering the emission control area are only permitted to carry and use the compliant fuel oil specified by the new regulation.

From July 1, 2019, vessels engaged on international voyages (except tankers) that are equipped to connect to shore power must use shore power if they berth for more than 3 hours in berths with shore supply capacity in the coastal control areas (for inland river control area, berth for more than 2 hours).

From January 1, 2020, all vessels navigating within the Chinese mainland territorial coastal DECAs should use marine fuel with a maximum 0.5% m/m sulfur cap. All the vessels entering China inland waterway emission control area are to use the fuel oil with sulfur content not exceeding 0.1% m/m. Any vessel using or carrying non-compliant fuel oil due to the non-availability of compliant fuel oil is to submit a fuel oil non-availability report to the China Maritime Safety Administration (or CMSA) of the next arrival port before entering waters under the jurisdiction of China.

From March 1, 2020, all vessels entering waters under the jurisdiction of the People’s Republic of China are prohibited to carry fuel oil of sulfur content exceeding 0.50% m/m on board ships. Any vessel carrying non-compliant fuel oil in the waters under the jurisdiction of China is to:

•discharge the non-compliant fuel oil; or
•as permitted by the CMSA of calling port, to retain the non-compliant fuel oil on board with a commitment letter stating it will not be used in waters under the jurisdiction of China.
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

Under OPA 90, vessel owners, operators and bareboat charters are “responsible parties” and are jointly, severally, and strictly liable (unless the oil spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and cleanup costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:

•natural resources damages and the related assessment costs;
•real and personal property damages;
•net loss of taxes, royalties, rents, fees and other lost revenues;
•lost profits or impairment of earning capacity due to property or natural resources damage;
•net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and
•loss of subsistence use of natural resources.

OPA 90 limits the liability of responsible parties in an amount it periodically updates. The liability limits do not apply if the incident was proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. Liability under CERCLA is also subject to limits unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations. We currently maintain for each of our vessel's pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition, and results of operations.

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

Owners or operators of vessels, including tankers operating in U.S. waters, are required to file vessel response plans with the USCG, and their tankers are required to operate in compliance with their USCG approved plans. Such response plans must, among other things:

•address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;
•describe crew training and drills; and
•identify a qualified individual with full authority to implement removal actions.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” (or VGP) and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The Vessel General Permit incorporated USCG requirements for ballast water exchange and includes specific technology-based requirements for vessels and includes an implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry docking after January 1, 2016, depending on the vessel size. The Vessel Incidental Discharge Act (or VIDA) was signed into law on December 4, 2018 and established a new framework for the regulation of vessel incidental discharges under the Clean Water Act. VIDA requires the U.S. EPA to develop performance standards for approximately 30 discharges by December 2020 (similar to the discharges in the EPA 2013 VGP). In most cases, the future standards will be at least as stringent as the existing EPA 2013 VGP requirements and will be technology based. Two years thereafter, the USCG is required to develop corresponding implementation, compliance, and enforcement regulations. These may include requirements governing the design, construction, testing, approval, installation and use of devices to achieve the EPA national standards of performance (or NSPs). Under VIDA, all provisions of the VGP remain in force and effect as currently written until the USCG regulations are finalized. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Every five years the VGP gets reissued, however the provisions of the 2013 VGP, as currently written, will apply beyond 2018 until the EPA publishes new National Standards of Performance (or NSPs) and the USCG develops implementing regulations for those NSPs which could take up to four years.

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
Republic of Korea
The Korean Ministry of Oceans and Fisheries announced an air quality control program that defines selected South Korean ports and areas as ECAs. The ECAs cover Korea’s five major port areas: Incheon, Pyeongtaek & Dangjin, Yeosu & Gwangyang, Busan and Ulsan. From September 1, 2020, ships at berth or at anchor in the new Korean ECAs must burn fuel with a maximum sulfur content of 0.10%. Ships must switch to compliant fuel within one hour of mooring/anchoring and burn compliant fuel until not more than one hour before departure. From January 1, 2022, the requirements will be expanded, and the 0.10% sulfur limit will apply at all times while operating within the ECAs.
A Vessel Speed Reduction Program has also been introduced as a part of an air quality control program on voluntary compliance basis to certain types of ships (Crude, Chemical and LNG carriers) calling at ports Busan, Ulsan, Yeosu, Gwangyang and Incheon.
India
On October 2, 2019, the Government of India urged its citizens and government agencies to take steps towards phasing out single-use plastics (or SUP). As a result, all shipping participants operating in Indian waters are required to contribute to the Indian government’s goal of phasing out SUPs.

The Directorate General of Shipping, India (or DGS) has mandated certain policies as a result, and in order to comply with these required policies, all cargo vessels are required as of January 31, 2020 to prepare a vessel-specific Ship Execution Plan (or SEP) detailing the inventory of all SUP used on board the vessel and which has not been exempted by DGS. This SEP will be reviewed to determine the prohibition of SUP on the subject vessel.

Vessels will be allowed to use an additional 10% of SUP items in the SEP that have not been prohibited. Amendments to the finalized SEP are discouraged save for material corrections.

Foreign vessels visiting Indian ports are not allowed to use prohibited items while at a place or port in India. However, these items are allowed to be on board provided they are stored at identified locations. SEPs are also required to detail the prevention steps that will be implemented during a vessel’s call at an Indian port to prevent unsanctioned usage of SUPs. This includes the preparation and use of a deck and official log entry identifying all SUP items on board the vessel.
Greenhouse Gas Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) took effect. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015 the Paris Agreement was adopted by a large number of countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement, which entered into force on November 4, 2016, deals with GHG emission reduction measures and targets from 2020 in order to limit the global temperature increases to well below 2o Celsius above pre-industrial levels. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing GHG emissions from shipping.

In July 2011, the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in MARPOL Annex VI and became effective on January 1, 2013. The new technical and operational measures imposed by these new regulations include the “Energy Efficiency Design Index” (or the EEDI), which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In October 2016, the IMO’s Marine Environment Protection Committee (or MEPC) adopted updated guidelines for the calculation of the EEDI. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnage and above are to collect fuel consumption and other data and to report the aggregated data so collected to their flag state at the end of each calendar year. The new requirements entered into force on March 1, 2018.

All vessels are required to submit fuel consumption data to their respective administration/registered organizations for onward submission to the IMO for analysis and to help with decision-making on future measures. The amendments require operators to update the vessels SEEMP to include descriptions of the ship-specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway and processes that will be used to report the data to the Administration, in order to ensure data quality is maintained.
The vessels were verified as compliant before December 31, 2018, with the first data collection period being for the 2019 calendar year. A Confirmation of Compliance was issued by the administration/registered organization, which must be kept on board the ship. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on the reduction of GHG emissions from ships with an initial strategy adopted on April 13, 2018 and a revised strategy to be adopted in 2023. Further, the MEPC adopted two other sets of amendments to MARPOL Annex VI related to carbon intensity regulations. The MEPC agreed on combining the technical and operational measures with an entry into force date on January 1, 2023. The Energy Efficiency Existing Ships Index (or EEXI) will be implemented for existing ships as a technical measure to reduce CO2 emissions. The Carbon Intensity Index (or CII) will be implemented as an operational carbon intensity measure to benchmark and improve efficiency. Regulations and frameworks are expected to be fully defined at the next MEPC meeting in June 2021.

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
Many financial institutions that lend to the maritime industry have adopted the Poseidon Principles, which establish a framework for assessing and disclosing the climate alignment of ship finance portfolios. The Poseidon Principles set a benchmark to the banks who fund the maritime sector, which is based on the IMO GHG strategy. IMO has approved an initial GHG strategy in April 2018 to reduce GHG emissions generated from shipping activity, which represents a significant shift in climate ambition for a sector that currently accounts for 2%-3% of global carbon dioxide emissions. As a result, the Poseidon Principles are expected to enable financial institutions to align their ship finance portfolios with responsible environmental behavior and incentivize international shipping’s decarbonization.
Vessel Security
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and Maritime Transportation Security Act of 2002 (U.S. specific requirements). Procedures are in place to inform the relevant reporting regimes such as Maritime Security Council Horn of Africa (or MSCHOA), the Maritime Domain Awareness for Trade - Gulf of Guinea (or MDAT-GoG), the Information Fusion Center (or IFC) whenever our vessels are calling in the Indian Ocean Region, or West Coast of Africa (or WAC) or SE Asia high-risk areas respectively. In order to mitigate the security risk, security arrangements are required for vessels which travel through these high-risk areas.
C. Organizational Structure
Our sole General Partner is Teekay GP L.L.C., which is a wholly-owned indirect subsidiary of Teekay Corporation (NYSE: TK). The General Partner holds a 1.8% general partner interest in us. In addition, Teekay Corporation also owns 41.4% of our outstanding publicly-traded common units which, together with its general partner interest, represents an overall 42.4% economic interest in us. Teekay Corporation also controls its publicly-listed subsidiary Teekay Tankers Ltd. (NYSE: TNK).

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as at December 31, 2020.
D.Property, Plant and Equipment
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

Election to be Taxed as a Corporation. We elected to be taxed as a corporation for U.S. federal income tax purposes effective January 1, 2019. As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the United States as discussed below.
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

Fifty percent (50%) of Transportation Income that either begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Gross Income) is considered to be derived from sources within the United States. Transportation Income that both begins and ends in the United States (or U.S. Source Domestic Transportation Gross Income) is considered to be 100% derived from sources within the United States. Transportation Income exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

Based on our current operations and the operations of our subsidiaries, we expect most of our Transportation Income to be from sources outside the United States and not subject to U.S. federal income tax. However, we have earned over $50 million of U.S. Source International Transportation Gross Income annually, and we expect that we will continue to earn an increasing amount of such income in future years. Our U.S. Source International Transportation Gross Income or U.S. Source Domestic Transportation Gross Income is subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below, unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Gross Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Gross Income.

We do not believe that we will be able to qualify for the Section 883 Exemption and therefore our U.S. Source International Transportation Gross Income will not be exempt from U.S. federal income taxation.

Net Basis Tax and Branch Profits Tax. If the Section 883 Exemption does not apply, our U.S. Source International Transportation Gross Income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Gross Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Gross Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Gross Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which will result in such income being treated as Effectively Connected Income. U.S. Source Domestic Transportation Gross Income generally will be treated as Effectively Connected Income. However, we do not anticipate that a material amount of our income has been, or will be, U.S. Source Domestic Transportation Gross Income.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Gross Income, without benefit of deductions. We believe we are subject to the 4% Gross Basis Tax. For 2020, the U.S. federal income tax on our U.S. Source International Transportation Gross Income was approximately $2.0 million. We expect the amount of our liability for U.S. federal income tax on our U.S. Source International Transportation Gross Income to increase in 2021 and subsequent years, based on our expected U.S. Source International Transportation Gross Income. The amount of such tax for which we are liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
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
Other Taxation

We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. In other non-U.S. jurisdictions, we and our subsidiaries rely on statutory exemptions from tax.

However, we cannot assure that any statutory exemptions from tax on which we or our subsidiaries rely will continue to be available as tax laws in those jurisdictions may change or we or our subsidiaries may enter into new business transactions relating to such jurisdictions, which could affect our or our subsidiaries' tax liability. Please read “Item 18 – Financial Statements: Note 11 – Income Tax.”
Item 4A.Unresolved Staff Comments
Not applicable.
Item 5.Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this report. In addition, please refer to Item 5 in our Annual Report on Form 20-F for the year ended December 31, 2019 for our discussion and analysis comparing financial condition and results of operations from 2019 to 2018.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
Teekay LNG Partners L.P. is an international provider of marine transportation services focusing on LNG and LPG. Our primary strategy focuses on servicing customers through our fleet of LNG and LPG carriers under medium to long-term, fixed-rate charters. In executing our strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. As of December 31, 2020, we had a fleet of 47 LNG carriers and 30 LPG/multi-gas carriers. Our ownership interests in these vessels range from 20% to 100%. In addition to our fleet, we have a 30% ownership interest in an LNG receiving and regasification terminal in Bahrain.
SIGNIFICANT DEVELOPMENTS IN 2020 AND EARLY 2021
LNG Carrier Charter Contract
During March 2021, we secured a one-year, variable-rate charter contract, with a one-year option at a fixed rate for the Creole Spirit LNG carrier, which commenced in March 2021.
Charter Contracts for MALT LNG Carriers
During April and May 2020, our 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture) secured the following charter contracts: a one-year, fixed-rate charter contract, with a one-year option, for the Arwa Spirit which commenced in May 2020 after its previous charter contract ended; and a six-month charter contract for the Marib Spirit which commenced in June 2020 after its prior charter contract ended. In October 2020, the charterer of the Marib Spirit exercised its options to extend the current charter by 14 months at a higher charter rate, extending the vessel's charter coverage to early-2022, and has another one-year option available. In March 2021, the charterer of the Arwa Spirit exercised its one-year option to extend the charter contract to May 2022.
During July 2020, the MALT Joint Venture also secured an eight-month charter contract for the Methane Spirit, after its previous charter contract ended. In addition, in December 2020, the MALT Joint Venture secured a two-year, fixed-rate charter contract, with a one-year option, for the Methane Spirit which is expected to commence in April 2021.
Bond Issuance
In September 2020, we issued, in the Norwegian bond market, NOK 1 billion in senior unsecured bonds that mature in September 2025. The aggregate principal amount of the bonds was equivalent to $112.0 million and all interest and principal payments have been swapped into U.S. Dollars at a fixed interest rate of 5.74%. We used the net proceeds from the bond offering to repay revolving credit facilities and for general corporate purposes. These bonds are listed on the Oslo Stock Exchange.
Incentive Distribution Rights
On May 11, 2020, we and Teekay Corporation agreed to eliminate all of our incentive distribution rights, which were held by Teekay GP L.L.C. (or the General Partner), in exchange for the issuance to a subsidiary of Teekay Corporation of 10.75 million of our newly-issued common units. The terms of the transaction were approved by the conflicts committee of our General Partner's board of directors. The conflicts committee, which is comprised of independent members of the board of directors of the General Partner, retained independent legal and financial advisors to assist it in evaluating and negotiating the transaction. Following the completion of this transaction on May 11, 2020, Teekay Corporation now owns approximately 36 million of our common units and remains the sole owner of the General Partner, which together represents an economic interest of approximately 42% in the Partnership.
Commercial Management Agreement for Multi-gas Vessels
In March 2020, we received notice from our third-party commercial manager (or the Manager), which commercially manages our seven wholly-owned multi-gas vessels, that it would dissolve the revenue sharing pool arrangements in which our seven multi-gas vessels were then being managed, effective September 2020, in accordance with the manager's rights under the then-existing commercial management agreement. This notice, along with the lower near-term outlook for these types of vessels based on the economic environment at that time (reflecting in part the effect of the COVID-19 pandemic), impacted our assessment of the expected earnings for these vessels and resulted in a write-down of our seven multi-gas carriers during 2020 - see "Item 18 – Financial Statements: Note 19a – Write-down of Vessels and Goodwill and Gain (Loss) on Sales of Vessels".
In July 2020, we entered into a new agreement with the Manager to commercially manage the seven wholly-owned multi-gas vessels for a two-year term, which came into effect in September 2020 upon the vessels redelivering from the previous revenue sharing pool arrangement and termination of the prior commercial management agreement.
In early-2021, our commercial manager publicly announced that it intends to merge its business and operations with another third-party commercial manager. The transaction is expected to close in the first half of 2021, upon which the merged entity will continue to commercially manage our seven wholly-owned multi-gas vessels for the remaining two-year term under the current commercial management agreement.

Awilco LNG ASA Purchase Obligations
On January 3 and January 7, 2020, Awilco LNG ASA (or Awilco) repurchased the WilPride and WilForce LNG carriers, respectively, and paid us the associated vessel purchase obligations, deferred hire amounts and interest on deferred hire amounts totaling $260.4 million relating to these two vessels. We used the proceeds from the sales to repay $157 million of term loans that were collateralized by these vessels and to fund working capital requirements.
LNG Receiving and Regasification Terminal in Bahrain
In November 2019, our joint venture with National Oil & Gas Authority (or NOGA), Gulf Investment Corporation and Samsung C&T (or the Bahrain LNG Joint Venture), in which we have a 30% interest, completed the mechanical construction and commissioning of the LNG receiving and regasification terminal in Bahrain. The project began receiving terminal use payments in January 2020 under its terminal use agreement with NOGA which ends in February 2039.
Quarterly Distributions
As part of our balanced capital allocation strategy, we increased our quarterly cash distributions on our common units by 32% in 2020 from $0.19 per common unit to $0.25 per common unit commencing with the quarterly distribution paid in May 2020. In February 2021, we announced that we plan to further increase our common unit distributions by 15% from $0.25 per common unit to $0.2875 per common unit commencing with the first quarter's 2021 distribution to be paid in May 2021.
Common Unit Repurchase Program
In December 2018, we announced that our General Partner's board of directors had authorized a common unit repurchase program for the repurchase of up to $100 million of our common units. During 2020, we repurchased 1.4 million common units for $15.3 million and associated general partnership interest of $0.3 million. As at April 1, 2021, the remaining dollar value of units that may be purchased under the program is approximately $55.8 million.
Novel Coronavirus (COVID-19) Pandemic
The COVID-19 pandemic is dynamic, and its ultimate scope, duration and effects on us, our customers and suppliers and our industry are uncertain.
Although global demand for LNG has remained relatively stable, COVID-19 has resulted and may continue to result in a significant decline in global demand for LPG. As our business primarily is the transportation of LNG and LPG on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. However, as our business model is to employ our vessels primarily on long-term, fee-based charter contracts, we have not experienced, nor do we expect to experience any significant near-term impact on our results of operations or financial condition absent, among other things, customer defaults or crew health issues.
For the year ended December 31, 2020, we have not experienced any material business interruptions or material negative impact on our cash flows as a result of the COVID-19 pandemic, other than experiencing logistical challenges across our fleet whereby we had to reschedule certain of the scheduled maintenance for certain of our vessels from 2020 to 2021; a slight increase in manning costs due to increased durations of service by seafarers on board the vessels; and a contributing factor to the non-cash write-down of certain of our seven multi-gas vessels as described in "Item 18 - Financial Statements: Note 19a – Write-down of Vessels and Goodwill and Gain (Loss) on Sales of Vessels" in this Annual Report. We are continuing to monitor the potential impact of the pandemic on us, including assessing counterparty risk associated with our vessels under contract and the impact on potential vessel impairments, and have introduced a number of measures to protect the health and safety of our crews on our vessels, as well as our onshore staff.
Effects of the current pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for LNG and LPG; operational disruptions to us or our customers due to worker health risks and the effects of regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies, (c) maintenance, modifications or repairs to, or drydocking of, our existing vessels due to worker health or other business disruptions, and (d) the timing of crew changes; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; potential disruptions, delays or cancellations in the construction of new LNG projects

(including production, liquefaction, regasification, storage and distribution facilities), which could reduce our future growth opportunities; and potential deterioration in the financial condition and prospects of our customers or business partners.
Given the dynamic nature of the pandemic, including the development of variants of the virus, the duration of any potential business disruption and the related financial impact cannot be reasonably estimated at this time, and could materially affect our business, results of operations and financial condition. Please read "Item 3 - Risk Factors" for more details on potential effects of the coronavirus on our business.
IMO 2020 Low Sulfur Fuel Regulation
Effective January 1, 2020, the International Maritime Organization imposed a 0.50% m/m (mass by mass), global limit for sulfur in fuel oil used onboard ships. To comply with this new regulatory standard, ships may utilize different fuels containing low or zero sulfur or utilize exhaust gas cleaning systems, known as “scrubbers”. To date, we are in compliance with the 2020 sulfur limit regulations. We have not installed any scrubbers on our existing fleet, however, we communicated with our charterers in seeking to promote the use of LNG as the primary fuel whenever possible. All charterers accepted the rationale as a logical means of compliance. In addition, vessels are supplied with compliant low sulfur heavy fuel oil and low sulfur marine gas oil which are used as pilot fuels, maneuvering or heel out situations, or in the case of heavy fuel oil only vessels, as the primary fuel. Under time charters, as both the LNG and compliant fuel is supplied and paid for by the charterers, there has been minimal impact on net voyage revenues for our LNG fleet.

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

Net Voyage Revenues. Net voyage revenues represents income from vessel operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, write-down of vessels and goodwill and gain (loss) on sale of vessels, and restructuring charges.

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

Income from Vessel Operations. To assist us in evaluating our operations by segment, we analyze the income we receive from each segment after deducting operating expenses, but prior to the inclusion or deduction of equity income, interest expense, interest income, realized and unrealized derivative gains or losses on non-designated derivative instruments, foreign currency exchange gains or losses, other expense and income tax expense. For more information, please read “Item 18 – Financial Statements: Note 4 – Segment Reporting.”

Dry docking. We must periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Generally, we dry dock each of our vessels every two and a half years to five years, depending upon the type of vessel and its age. We capitalize certain costs incurred during dry docking and amortize those costs on a straight-line basis from the completion of a dry docking to the estimated completion of the next dry docking. We include in capitalized dry docking those costs incurred as part of the dry docking to meet classification and regulatory requirements. We expense costs related to routine repairs and maintenance performed during dry docking. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of the following three components:

•charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;
•charges related to the amortization of dry-docking expenditures over the useful life of the dry dock; and
•charges related to the amortization of the fair value of the time-charters acquired in a 2004 acquisition of four LNG carriers (over the expected remaining terms of the charters).

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
RESULTS OF OPERATIONS
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance and may affect our future performance are listed below:

•The size of our fleet changes. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and sales, including within our equity-accounted joint ventures. Please read “Liquefied Natural Gas Segment”, "Liquefied Petroleum Gas Segment" and “Conventional Tanker Segment” below and “Significant Developments in 2020 and Early 2021” above for further details about certain prior and future vessel deliveries and sales.
•The amount and timing of dry docking of our vessels can affect our revenues between periods. Our vessels are off-hire at various times due to scheduled and unscheduled maintenance. During 2020 and 2019, we had 71 and 155 scheduled off-hire days, respectively, relating to the dry docking of our vessels which are consolidated for accounting purposes. In addition, certain of our consolidated vessels had unplanned off-hire of 69 days in 2020 and 65 days in 2019 relating to repairs. The financial impact from these periods of off-hire, if material, is explained in further detail below.
•Vessel operating and other costs are facing industry-wide cost pressures. We continue to maintain our operating expense increases at near inflationary levels; however, regulatory compliance has increased cost pressures on operators in recent years which may lead to increased operational expenses in the future.
•Our financial results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as the majority of our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates and foreign currency exchange rates fluctuate relating to our interest rate swaps and cross currency swaps. Please read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.” The unrealized gains or losses relating to changes in fair value of our derivative instruments do not impact our cash flows.
•Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, advances from affiliates, and long-term debt) are revalued and reported based on the prevailing exchange rate at the end of the period. These foreign currency translations fluctuate based on the strength of the U.S. Dollar relative mainly to the Euro and NOK and are included in our results of operations. The translation of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange gains or losses but do not currently impact our cash flows.
•Certain of our consolidated and equity-accounted vessels earned revenues based partly on spot market rates. All of our wholly-owned multi-gas carriers, and certain of our LPG carriers in our 50%-owned Exmar LPG Joint Venture were either trading or are currently trading in the spot market. Volatility of spot rates will affect our results from period to period.

•We do not control access to cash flow generated by our investments in equity-accounted joint ventures. We do not have control over the operations of, nor do we have any legal claim to the revenue and expenses of our investments in, our equity-accounted joint ventures. Consequently, the cash flow generated by our investments in equity-accounted joint ventures may not be available for use by us in the period that such cash flows are generated.

•The COVID-19 pandemic could affect our results of operations or financial condition. For the year ended December 31, 2020, we did not experience any material business interruptions as a result of the COVID-19 pandemic, other than it being a contributing factor to the write-down of certain of our multi-gas vessels as described in "Item 18 – Financial Statements: Note 19a – Write-down of Vessels and Goodwill and (Gain) Loss on Sales of Vessels." Please refer to “Significant Developments in 2020 and Early 2021” above for additional information and read “Item 3 - Key Information - Risk Factors” for additional information on the potential risks of COVID-19 on our business.

Year Ended December 31, 2020 versus Year Ended December 31, 2019
Summary

Our consolidated income from vessel operations was $226.1 million for the year ended December 31, 2020, compared to $299.3 million for the year ended December 31, 2019. The primary reasons for this decrease, which are reflected in the table below and described following the table, are as follows:

•a decrease of $64.6 million due to the write-down of seven multi-gas carriers in 2020 compared to a write-down of one conventional tanker in 2019 and a gain recognized on the derecognition of the WilPride and WilForce LNG carriers in 2019;
•a decrease of $10.5 million due to the sales of the Toledo Spirit, Alexander Spirit, WilPride, and WilForce between January 2019 and January 2020;
•a decrease of $8.0 million during 2020, primarily due to an increase in vessel operating expenses due to timing of repairs and maintenance expenditures, and an increase in general and administrative expenses related to professional fees associated with the elimination of our incentive distribution rights and higher insurance premiums; and
•a decrease of $4.6 million due to lower rate earned for the Bahrain Spirit in 2020 as the vessel was trading primarily as a floating storage unit (or FSU) for the majority of 2020 compared to higher rates earned when it traded as an LNG carrier in 2019 prior to the completion of the LNG terminal in Bahrain in November 2019, and lower rates earned on the redeployment of the Magellan Spirit in May 2019;
partially offset by:
•an increase of $13.3 million due to fewer off-hire days during 2020, primarily for scheduled dry dockings and unscheduled repairs for certain vessels.
Summary of Equity Income

Our equity income from equity-accounted joint ventures increased to $72.2 million for the year ended December 31, 2020, compared to $58.8 million for the year ended December 31, 2019. The primary reasons for this increase are reflected in the table below and described following the table:

•an increase of $45.3 million due to the deliveries of four ARC7 LNG carrier newbuildings (the Nikolay Yevgenov, the Vladimir Voronin, the Georgiy Ushakov and the Yakov Gakkel) in June 2019, August 2019, November 2019, and December 2019, respectively; delivery of the Pan Africa in January 2019; and the commencement of the terminal use agreement of the Bahrain LNG Joint Venture in early-2020;
•an increase of $9.5 million due to higher charter rates earned by certain vessels in our 50/50 LPG joint venture with Exmar NV (or the Exmar LPG Joint Venture); and
•an increase of $3.4 million due to fewer off-hire days during 2020, primarily for scheduled dry dockings and unscheduled repairs for certain vessels in the MALT Joint Venture;
partially offset by:
•a decrease of $29.4 million due to higher unrealized losses on non-designated interest rate swaps relating to decreases in long-term forward LIBOR benchmark interest rates relative to the beginning of 2020, and credit loss provisions recognized during 2020 that followed the adoption of ASC 326 on January 1, 2020, which were primarily due to the commencement of the sales-type lease for the Bahrain regasification terminal and associated FSU in January 2020 and declines in estimated charter-free valuations for certain types of LNG carriers servicing time-charter contracts accounted for as direct financing and sales-type leases (see “Item 18 – Financial Statements: Note 2 – Accounting Pronouncements and Note 3 – Fair Value Measurements and Financial Instruments”); and

•a decrease of $17.0 million due to impairment charges recorded on four LPG carriers in the Exmar LPG Joint Venture in 2020.
Liquefied Natural Gas Segment
As at December 31, 2020, our liquefied natural gas segment fleet included 47 LNG carriers and an LNG regasification terminal in Bahrain, in which our interests ranged from 20% to 100%.

The following table compares our liquefied natural gas segment’s operating results, revenue days, calendar-ship-days and utilization for 2020 and 2019 and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2020 and 2019 to income from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes the 23 LNG carriers as at December 31, 2020, compared to 25 LNG carriers as at December 31, 2019, that are accounted for under the consolidation method of accounting. A comparison of the results from vessels and assets accounted for under the equity method is described later in this section under "Equity Income."

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2020	2019
Voyage revenues	552,416	555,303	(0.5)
Voyage expenses	(3,009)	(4,493)	(33.0)
Net voyage revenues	549,407	550,810	(0.3)
Vessel operating expenses	(98,572)	(90,954)	8.4
Time-charter hire expenses	(23,564)	(19,994)	17.9
Depreciation and amortization	(122,523)	(128,138)	(4.4)
General and administrative expenses(1)	(24,879)	(20,193)	23.2
Gain on sales of vessels	—	14,349	(100.0)
Restructuring charges	—	(400)	(100.0)
Income from vessel operations	279,869	305,480	(8.4)
Equity income	79,244	59,600	33.0
Operating Data:
Revenue Days (A)	8,350	8,891	(6.1)
Calendar-Ship-Days (B)	8,428	9,095	(7.3)
Utilization (A)/(B)	99.1%	97.8%

(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied natural gas segment’s total calendar-ship-days decreased by 7.3% to 8,428 days in 2020 from 9,095 days in 2019, as a result of the sale of WilForce and WilPride LNG carriers in January 2020, partially offset by the delivery of the Yamal Spirit in January 2019. During 2020, vessels in this segment were off-hire for 40 days for scheduled dry dockings and for 38 days for unscheduled repairs, compared to vessels in this segment being off-hire for 139 days for scheduled dry dockings and for 43 days for unscheduled repairs and idle for 22 days for repositioning to other charters in 2019. As a result, our utilization increased to 99.1% for 2020, compared to 97.8% in 2019.
Net Voyage Revenues. Net voyage revenues decreased by $1.4 million in 2020 compared to 2019, primarily as a result of:

•a decrease of $18.4 million due to the sale of the WilForce and WilPride LNG carriers in January 2020;
•a decrease of $1.6 million as the Bahrain Spirit earned a higher rate when it traded as an LNG carrier in 2019 prior to the completion of the mechanical construction and commissioning of the Bahrain LNG Joint Venture's LNG terminal in Bahrain in 2019 compared to trading as an FSU for the majority of 2020;
•a decrease of $1.2 million primarily due to higher performance and off-hire claims in 2020 on certain of our LNG carriers; and
•a decrease of $1.0 million primarily due to 40 off-hire days for a scheduled dry docking of the Polar Spirit in August 2020;
partially offset by:
•an increase of $9.5 million due to the Madrid Spirit being off-hire for 82 days for unscheduled repairs and a scheduled dry dock during 2019 and the Galicia Spirit's scheduled dry dock for 37 days in 2019;
•an increase of $5.3 million due to 70 off-hire days between March and May 2019 for repositioning and a scheduled dry docking of the Magellan Spirit, net of lower rates earned on redeployment in May 2019;
•an increase of $2.9 million due to the delivery of the Yamal Spirit in January 2019; and
•an increase of $2.2 million due to higher fees received in relation to the operation and maintenance contract from the Bahrain LNG Joint Venture following the completion of the mechanical construction and commissioning of the LNG terminal in Bahrain (partially offset by an increase in vessel operating expenses).
Vessel Operating Expenses. Vessel operating expenses increased by $7.6 million in 2020 compared to 2019, primarily as a result of:
•an increase of $6.3 million related to the timing of repairs and maintenance expenditures performed on certain of our LNG carriers; and
•an increase of $1.5 million related to additional operating expenses incurred following the completion of the mechanical construction and commissioning of the LNG terminal in Bahrain (offset in net voyage revenues).

Time-Charter Hire Expenses. Time-charter hire expenses increased by $3.6 million in 2020 compared to 2019 primarily due to a claim reimbursement received during 2019 and 70 off-hire days between March and May 2019 for repositioning and a scheduled dry docking of the Magellan Spirit.
Depreciation and Amortization. Depreciation and amortization decreased by $5.6 million in 2020 compared to 2019 primarily due to the sale of the WilForce and WilPride LNG carriers in January 2020; partially offset by the increase relating to the delivery of the Yamal Spirit in January 2019.
Gain on Sales of Vessels. Gain on sales of vessels of $14.3 million in 2019 relates to the derecognition of two LNG carriers on charter to Awilco as described in "Item 18 – Financial Statements: Note 6 – Revenue, Net Investments in Direct Financing and Sales-Types Leases."
Equity Income. Equity income was $79.2 million in 2020 compared to $59.6 million in 2019 as set forth in the table below:

	Equity Income (Loss) from Equity-Accounted LNG Joint Ventures
(in thousands of U.S. Dollars except percentages)	Angola LNG Carriers	Bahrain LNG Joint Venture	Exmar LNG Carriers	MALT LNG Carriers	Pan Union LNG Carriers	RasGas III LNG Carriers	Yamal LNG Carriers	Total
Ownership Percentage	33%	30%	50%	52%	20-30%	40%	50%
Equity income 2020	3,711	(27,445)	3,288	14,129	10,401	7,714	67,446	79,244
Included in equity income:
Unrealized losses on non-designated derivative instruments	(808)	(18,239)	—	(137)	—	—	(95)	(19,279)
Credit loss provision	(3,043)	(9,511)	—	(449)	(411)	(5,446)	215	(18,645)
Equity Income 2019	7,354	(17,797)	3,580	10,243	10,204	11,732	34,284	59,600
Included in equity income:
Unrealized losses on non-designated derivative instruments	(810)	(5,926)	—	—	—	—	(470)	(7,206)

The following table summarizes our equity-accounted fleet as of December 31, 2020 compared to December 31, 2019. In addition, we have 30% interest in an LNG regasification terminal in Bahrain.

	Equity-Accounted Joint Ventures - LNG Fleet Count
	Angola LNG Carriers	Exmar LNG Carriers	MALT LNG Carriers	Pan Union LNG Carriers	RasGas III LNG Carriers	Yamal LNG Carriers	Total Number of Vessels
Number of vessels as at December 31, 2020	4	1	6	4	4	6	25
Number of vessels as at December 31, 2019	4	1	6	4	4	6	25

Angola LNG Carriers. The decrease in equity income of $3.6 million was primarily due to a credit loss provision recognized in 2020 and due to 35 combined off-hire days for the Soyo and Lobito in 2020 for scheduled drydockings and repairs. The credit loss provision in 2020 primarily relates to a decline of the estimated charter-free valuations of the Angola LNG Carriers, which are servicing time-charter contracts accounted for as direct financing leases, and the impact of such declines on our expectation of the value of such vessels upon completion of their existing charter contracts.
Bahrain LNG Joint Venture. The increase in equity loss of $9.6 million was primarily due to: an increase in unrealized losses on the joint venture's interest rate swaps due to a decrease in long-term LIBOR benchmark interest rates relative to the beginning of 2020; and the recognition of a credit loss provision in 2020 upon commencement of the terminal use agreement, which was subsequent to the adoption of the new credit loss standard on January 1, 2020. These decreases were partially offset by earnings on the commencement of the terminal use agreement in 2020.
MALT LNG Carriers. The increase in equity income of $3.9 million was primarily due to a decrease in interest expense as a result of: a decrease in LIBOR and reduction in debt balance from principal repayments throughout 2019 and 2020; an increase in net voyage revenues due to fewer off-hire days for scheduled dry dockings and repairs in 2020 compared to 2019; and a decrease in vessel operating expenses primarily due to timing of main engine overhauls for certain vessels. The increases were partially offset by a decrease in net voyage revenues primarily due to lower charter rates earned upon redeployment of the Arwa Spirit, Marib Spirit, and Methane Spirit between May and July 2020.
RasGas III LNG Carriers. The decrease in equity income of $4.0 million was primarily due to a credit loss provision recognized in 2020. The credit loss provision primarily relates to a decline of the estimated charter-free valuations of the RasGas III LNG Carriers, which are servicing time-charter contracts accounted for as direct financing leases, and the impact of such declines on our expectation of the value of such vessels upon completion of their existing charter contracts. The decrease is partially offset by lower interest expense as a result of a decrease in LIBOR and reduction in debt balance from principal repayments throughout 2019 and 2020.
Yamal LNG Carriers. The increase in equity income of $33.2 million was primarily due to the deliveries of four ARC7 LNG carrier newbuildings (the Nikolay Yevgenov, the Vladimir Voronin, the Georgiy Ushakov and the Yakov Gakkel) between June 2019 and December 2019.

Liquified Petroleum Gas Segment

As at December 31, 2020, our liquefied petroleum gas segment fleet included 23 LPG, in which we own a 50% interest, and seven multi-gas carriers which are wholly-owned.

The following table compares our liquefied petroleum gas segment’s operating results, revenue days, calendar-ship-days and utilization for 2020 and 2019, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2020 and 2019 to loss from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity loss, all data in this table only includes the seven multi-gas carriers that are accounted for under the consolidation method of accounting. A comparison of the results from vessels accounted for under the equity method are described below under "Equity Loss".

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2020	2019
Voyage revenues	38,687	39,211	(1.3)
Voyage expenses	(14,385)	(16,563)	(13.1)
Net voyage revenues	24,302	22,648	7.3
Vessel operating expenses	(17,824)	(17,888)	(0.4)
Depreciation and amortization	(7,229)	(7,931)	(8.9)
General and administrative expenses(1)	(2,025)	(1,789)	13.2
Write-down of vessels	(51,000)	—	100.0
Loss from vessel operations	(53,776)	(4,960)	984.2
Equity loss	(7,011)	(781)	797.7
Operating Data:
Revenue Days (A)	2,500	2,470	1.2
Calendar-Ship-Days (B)	2,562	2,555	0.3
Utilization (A)/(B)	97.6%	96.7%

(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied petroleum gas segment’s total calendar-ship-days increased to 2,562 days in 2020 compared to 2,555 days in 2019. During 2020, vessels in this segment had 62 off-hire days for scheduled dry docking and repairs, compared to 85 days for scheduled dry docking and unscheduled repairs in 2019. As a result, our utilization increased to 97.6% for 2020, compared to 96.7% in 2019.

Net Voyage Revenues. Net voyage revenues increased by $1.7 million during 2020 compared to 2019, primarily due to higher spot charter rates and fewer off-hire days in 2020.

Write-down of Vessels. During 2020, our seven wholly-owned multi-gas carriers (the Unikum Spirit, Vision Spirit, Pan Spirit, Cathinka Spirit, Camilla Spirit, Napa Spirit and Sonoma Spirit), were written down to their estimated fair values as described above in "Significant Developments in 2020 – Commercial Management Agreement for Multi-gas Vessels."

Equity Loss. Equity loss increased by $6.2 million for 2020 compared to 2019, from our 50% ownership interest in Exmar LPG BVBA (or the Exmar LPG Joint Venture), primarily due to impairment charges recorded on four LPG carriers (the Touraine, Brussels, Temse and Eupen); partially offset by an increase in net voyage revenues due to higher charter rates earned and fewer off-hire days in 2020, and a new vessel, the Sylvie, chartered in commencing in October 2019.

Conventional Tanker Segment
As at December 31, 2020 and 2019, we had no conventional tankers. The Toledo Spirit Suezmax tanker was sold in January 2019 and the Alexander Spirit Handymax product tanker was sold in October 2019. The following table compares our conventional tanker segment’s operating results, revenue days, calendar-ship-days and utilization for the year ended December 31, 2020 and 2019, and compares its net voyage revenues (which is a non-GAAP financial measure) to loss from vessel operations, the most directly comparable GAAP financial measure.

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2020	2019
Voyage revenues	—	6,742	(100.0)
Voyage expenses	—	(331)	(100.0)
Net voyage revenues	—	6,411	(100.0)
Vessel operating expenses	—	(2,743)	(100.0)
Depreciation and amortization	—	(696)	(100.0)
General and administrative expenses(1)	—	(539)	(100.0)
Write-down of vessels	—	(785)	(100.0)
Restructuring charges	—	(2,915)	(100.0)
Loss from vessel operations	—	(1,267)	(100.0)
Operating Data:
Revenue Days (A)	—	317	(100.0)
Calendar-Ship-Days (B)	—	317	(100.0)
Utilization (A)/(B)	—%	100.0%
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
Other Operating Results
General and Administrative Expenses. General and administrative expenses increased to $26.9 million for 2020 from $22.5 million for 2019, primarily due to an increase in professional fees related to the elimination of our incentive distribution rights in May 2020 as described above in "Significant Developments in 2020 – Incentive Distribution Rights" and an increase in insurance premiums and annual subscription fees.

Interest Expense. Interest expense decreased to $132.8 million for 2020, from $164.5 million for 2019. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to finance leases. This increase was primarily the result of:

•a decrease of $20.5 million primarily due to a decrease in LIBOR and reduction in debt balances as a result of principal and bond repayments throughout 2019 and 2020;
•a decrease of $8.9 million as we used part of the proceeds from the sale of the WilForce and WilPride to repay our term loans that were collateralized by these vessels; and
•a decrease of $2.0 million relating to the extinguishment of unamortized debt issuance costs upon completion of the debt refinancing on the Sean Spirit in January 2019.
Interest Income. Interest income increased to $6.9 million for 2020 from $4.0 million for 2019, primarily due to interest earned from our loan to the Bahrain LNG Joint Venture upon completion of the regasification terminal in Bahrain in November 2019.

Realized and Unrealized Losses on Non-Designated Derivative Instruments. Net realized and unrealized losses on non-designated derivative instruments were $33.3 million and $13.4 million for 2020 and 2019, respectively. Please see “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities" for a further breakdown of such amounts by type of derivative contract.

We enter into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce exposure to interest rate variability on certain of our outstanding U.S. Dollar-denominated and Euro-denominated floating rate debt. As at December 31, 2020 and 2019, we had interest rate swap agreements, excluding swap agreements held by our equity-accounted joint ventures, with aggregate average net outstanding notional amounts of approximately $806 million and $799 million, respectively, and with average fixed rates of 3.1% and 3.4%, respectively.

During 2020, we recognized unrealized losses on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $32.2 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates relative to the beginning of 2020, partially offset by a reclassification of $13.5 million of previously recognized unrealized losses to realized losses related to cash settlements of our interest rate swaps.

During 2020, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from a reclassification of $3.1 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps partially offset by $1.1 million of unrealized losses due to decreases in long-term forward EURIBOR benchmark interest rates relative to the beginning of 2020.
During 2019, we recognized unrealized losses on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $12.5 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2019, partially offset by a reclassification of $6.7 million of previously recognized unrealized losses to realized losses related to cash settlements of our interest rate swaps.

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

Foreign Currency Exchange Loss. Foreign currency exchange losses were $21.4 million and $9.6 million for 2020 and 2019, respectively. These foreign currency exchange losses were primarily due to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For 2020, foreign currency exchange losses included unrealized losses on the revaluation of our Euro-denominated and non-U.S. Dollar-denominated cash, restricted cash, working capital and debt of $11.2 million, unrealized losses on our cross currency swaps of $7.0 million, and realized losses on our cross currency swaps of $6.6 million. These losses were partially offset by unrealized gains on the revaluation of our NOK-denominated debt of $3.5 million.

For 2019, foreign currency exchange losses included unrealized losses on our cross currency swaps of $13.2 million and realized losses on our cross currency swaps of $5.1 million. These losses were partially offset by unrealized gains on the revaluation of our NOK-denominated debt of $5.8 million and unrealized gains on the revaluation of our Euro-denominated and non-U.S. Dollar-denominated cash, restricted cash, working capital and debt of $3.1 million.

Other Expense. Other expense increased to $16.9 million for the year ended December 31, 2020 from $2.5 million for the prior year, primarily due to: credit loss provisions recognized in 2020 as a result of declines of estimated charter-free valuations of certain of our LNG vessels, which are servicing time-charter contracts accounted for as direct financing and sales-type leases, and the impact of such declines on our expectation of the value of such vessels upon completion of their existing charter contracts. The increases in other expense were partially offset by a $1.4 million loss recognized relating to the Torben Spirit sale-leaseback refinancing in September 2019.

Income Tax Expense. Income tax expense decreased to $3.5 million for the year ended December 31, 2020, from $7.5 million for the prior year. The change in income tax expense was primarily due to: the utilization of tax loss carryforwards in the Tangguh Joint Venture relating to the tax treatment of intangible assets upon adoption of the new lease accounting standards; partially offset by freight tax from increased voyages to taxable jurisdictions.

Other Comprehensive Loss. Other comprehensive loss was $49.1 million in 2020 compared to a loss of $57.4 million in 2019, due to changes in the valuation of interest rate swaps accounted for using hedge accounting within the Teekay Nakilat Joint Venture, in which we own a 70% interest, and in certain of our equity-accounted joint ventures.
Year Ended December 31, 2019 versus Year Ended December 31, 2018
For a discussion of our operating results for the year ended December 31, 2019 compared with the year ended December 31, 2018, please see "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2019.
Liquidity and Cash Needs
Our business strategy is to employ a substantial majority of our vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. Our primary liquidity needs for 2021 through 2022 include payment of operating expenses, dry-docking expenditures, the funding of general working capital requirements, scheduled repayments and maturities of long-term debt and obligations related to finance leases, debt service costs, committed capital expenditures, our quarterly distributions, including payments of distributions on our Series A and Series B Preferred Units and common units, and funding any common and preferred unit repurchases we may undertake. We anticipate that our primary sources of funds for our liquidity needs will be cash flows from operations, proceeds from financings, cash distributions we expect to receive from our equity-accounted joint ventures, and, to a lesser extent, availability under existing undrawn revolving credit facilities. For at least the one-year period following the date of this Annual Report was filed, we expect that our existing liquidity, combined with the cash flow we expect to generate from our operations and receive as dividends from our equity-accounted joint ventures, will be sufficient to finance the majority of our liquidity needs. Our remaining liquidity needs include the need to refinance or repay certain of our loan facilities and to repay our bonds maturing during 2021 and 2022, which we expect to do. Our capital commitments as at December 31, 2020 are described in “Item 18 – Financial Statements: Note 14 – Commitments and Contingencies."

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

As at December 31, 2020, our consolidated cash and cash equivalents were $206.8 million, compared to $160.2 million at December 31, 2019. Our total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $461.6 million as at December 31, 2020, compared to $326.4 million as at December 31, 2019.

As at December 31, 2020, we had a working capital deficit of $259.1 million. This working capital deficit primarily arose from $250.5 million of long-term debt being classified as current at December 31, 2020 relating to scheduled maturities and repayments in the 12 months following December 31, 2020, including $139.9 million of NOK bonds maturing in October 2021. We expect to manage our working capital deficit primarily with net operating cash flow and expected cash distributions from our equity-accounted joint ventures, expected debt refinancings, and, if necessary, availability under existing undrawn revolving credit facilities. As at December 31, 2020, we had undrawn revolving credit facilities of $254.8 million. Please read “Item 18 – Financial Statements: Note 14d – Commitments and Contingencies” for information about required funding over the next 12 months.

As described under “Item 4 – Information on the Partnership: B. Operations - Regulations,” passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for gas and reduced demand for our services.

Cash Flows. The following table summarizes our cash flow for the periods presented:

(in thousands of U.S. Dollars)	Year Ended December 31,
	2020	2019
Net cash flow from operating activities	613,505	298,929
Net cash flow used for financing activities	(607,380)	(109,731)
Net cash flow used for investing activities	(1,473)	(158,771)

Operating Cash Flows. Net cash flow from operating activities increased to $613.5 million in 2020 from $298.9 million in 2019, primarily due to: an increase in cash flows generated by receipts from sales-type leases upon the sale of the WilForce and WilPride in January 2020; the delivery of the Yamal Spirit in January 2019; increased distributions from our equity-accounted joint ventures; the timing of settlements of non-cash working capital; and fewer off-hire days in 2020 for scheduled dry dockings and repairs on certain vessels as compared to 2019. These increases were partially offset by decreases in operating cash flows as a result of the sales of the Toledo Spirit, Alexander Spirit, WilForce and WilPride between January 2019 and January 2020.

Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repair and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency exchange rates, changes in interest rates, timing of dividends received or return of capital from equity-accounted investments, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot market). The number of vessel dry dockings tends to vary each period depending on the vessel's maintenance schedule.

Our equity-accounted joint ventures are generally required to distribute all available cash to their owners. However, we do not have unilateral control over the operations of, nor do we have any legal claim to the revenue and expenses of our investments in our equity-accounted joint ventures. Consequently, the cash flow generated by our investments in equity-accounted joint ventures may not be available for use by us in the period that such cash flows are generated. The timing and amount of dividends distributed by our equity-accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements of the joint ventures, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures and/or as required under financing agreements.

Financing Cash Flows. Net cash flow used for financing activities increased to $607.4 million in 2020 from $109.7 million in 2019. The change was primarily due to: a $686.7 million increase in debt prepayments and repayments (including $134.0 million for the repayment of NOK bonds and settlement of associated cross currency swaps which matured in May 2020, the prepayment of $157.3 million of debt collateralized by the WilForce and WilPride upon their sales in January 2020, and due to the refinancing of one of our revolving credit facilities in March 2020); $317.8 million of net proceeds we received in 2019 from the sale-leaseback financing transactions for the Yamal Spirit and Torben Spirit; $22.0 million increase in cash distributions paid to common unit holders primarily as a result of increases in cash distributions on common units in May 2019 and May 2020, and due to the issuance of 10.75 million common units in May 2020 in connection with the elimination of our incentive distribution rights; a $5.9 million increase in dividends paid by the RasGas II Joint Venture to its non-controlling interest in 2020 and $2.2 million used to acquire the non-controlling interest in certain of our subsidiaries. These increases in cash used for financing activities in 2020, were partially offset by: a $413.5 million increase in net proceeds from the issuance of long-term debt, $111.6 million used to repurchase the Torben Spirit from the original lessor upon completion of a new sale-leaseback agreement in September 2019 and a $10.1 million decrease in cash used to repurchase common units in 2020.

Investing Cash Flows. Net cash flow used for investing activities decreased to $1.5 million in 2020 compared to $158.8 million in 2019 primarily due to a $87.4 million decrease in cash expenditures for vessels and equipment as a result of the delivery of the Yamal Spirit in 2019; an equity injection of $68.8 million to the Yamal LNG Joint Venture by us during 2019, primarily to fund vessel deliveries in 2019; a $11.5 million decrease in proceeds from sales of vessels due to the sale of the Alexander Spirit in 2019; and an equity injection of $2.6 million to the Bahrain LNG Joint Venture by us during 2019, primarily to fund the construction of the LNG regasification terminal in Bahrain. These decreases were partially offset by a $10.0 million repayment of advances that the Exmar LPG Joint Venture paid to us in 2020.

Credit Facilities and Finance Leases
Our revolving credit facilities, term loans and obligations related to finance leases are described in "Item 18 – Financial Statements: Note 5a – Chartered-in Vessels and Note 10 – Long-Term Debt." Our term loans, revolving credit facilities and obligations related to finance leases contain covenants and other restrictions typical of debt financing secured by vessels, which restrict the vessel-owning or lessee subsidiaries from;

•incurring or guaranteeing indebtedness;
•changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;
•paying dividends or distributions if we are in default;
•making capital expenditures in excess of specified levels;
•making certain negative pledges and granting certain liens;
•selling, transferring, assigning or conveying assets;
•making certain loans and investments; and
•entering into a new line of business.

Certain of our credit facilities require us to maintain financial covenants. If we do not meet these financial covenants, the lender or lessor may limit our ability to borrow additional funds under our credit facilities and accelerate the repayment of our revolving credit facilities, term loans and obligations related to finance leases, which would have a significant impact on our short-term liquidity requirements. As at December 31, 2020, we had three facilities with an aggregate outstanding loan balance of $359.4 million that require us to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 115%, 120%, and 135%, which as at December 31, 2020 were 273%, 142% and 215%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by us based on second-hand sale and purchase market data. Since vessel values can be volatile, our estimate of market value may not be indicative of either the current or future price that could be obtained if the related vessel was actually sold. As at December 31, 2020, we were in compliance with all covenants relating to our credit facilities, term loans and finance leases. We also guarantee our proportionate share of certain loan facilities and obligations on interest rate swaps for certain of our equity-accounted joint ventures. As at December 31, 2020, this proportionate share, based on the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at December 31, 2020, was $1.4 billion. As at December 31, 2020, we understand that, with the exception of a debt service coverage ratio breach for one of the vessels in the Angola Joint Venture, our equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that we guarantee. In March 2021, the Angola Joint Venture obtained a waiver for the covenant requirement that was not met at December 31, 2020.

Contractual Obligations and Contingencies
The following table summarizes our contractual obligations as at December 31, 2020:

	Total	2021	2022	2023	2024	2025	Beyond 2025
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt:(1)
Scheduled repayments	500.1	82.5	78.9	75.9	73.4	71.2	118.2
Repayments at maturity	473.6	—	99.9	—	22.1	—	351.6
Commitments related to finance leases(2)	1,741.4	138.6	137.0	135.5	132.0	129.7	1,068.6
Commitments related to operating leases(3)	232.4	47.7	35.0	24.0	23.9	23.9	77.9
Equipment and other construction contract costs(4)	51.7	36.1	15.6	—	—	—	—
Total U.S. Dollar-denominated obligations	2,999.2	304.9	366.4	235.4	251.4	224.8	1,616.3
Euro-Denominated Obligations:(5)
Long-term debt(6)	152.7	28.6	30.1	63.6	30.4	—	—
Total Euro-denominated obligations	152.7	28.6	30.1	63.6	30.4	—	—
Norwegian Krone-Denominated Obligations:(5)
Long-term debt(7)	355.5	139.9	—	99.0	—	116.6	—
Total Norwegian Krone-Denominated obligations	355.5	139.9	—	99.0	—	116.6	—
Totals	3,507.4	473.4	396.5	398.0	281.8	341.4	1,616.3
(1)Gives effect to the debt refinancing completed in February 2021 (please read “Item 18 – Financial Statements: Note 20 – Subsequent Events"), excludes expected interest payments of $22.1 million (2021), $19.5 million (2022), $16.8 million (2023), $14.8 million (2024), $12.9 million (2025) and $6.0 million (beyond 2025). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at December 31, 2020, plus margins on debt that has been drawn that range up to 3.25% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge for certain of our variable-rate debt. In addition, the above table does not reflect scheduled debt repayments in our equity-accounted joint ventures.
(2)Includes, in addition to lease payments, amounts we are required to pay to purchase the leased vessels at the end of their respective lease terms.
(3)We have corresponding leases whereby we are the lessor and expect to receive approximately $217.8 million under these leases from 2021 to 2029.
(4)The Bahrain LNG Joint Venture, in which we have a 30% ownership interest, has an LNG receiving and regasification terminal in Bahrain. The Bahrain LNG Joint Venture completed the mechanical construction and commissioning of the Bahrain terminal in late-2019 and began receiving terminal use payments in early-2020 under its 20-year agreement with NOGA. As at December 31, 2020, our 30% share of the estimated remaining costs included in the table above is $11.3 million, of which the Bahrain LNG Joint Venture has secured undrawn debt financing of $7 million related to our proportionate share.
In June 2019, we entered into an agreement with a contractor to supply reliquefaction equipment on certain of our LNG carriers in 2021 and 2022, for an estimated installed cost of $59.5 million. As at December 31, 2020, the estimated remaining costs of this installation was $40.3 million.
(5)Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2020.
(6)Excludes expected interest payments of $1.5 million (2021) $1.1 million (2022), $0.8 million (2023), and $0.3 million (2024). Expected interest payments are based on EURIBOR at December 31, 2020, plus margins that range up to 1.95%, as well as the prevailing U.S. Dollar/Euro exchange rate as of December 31, 2020. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.
(7)Excludes expected interest payments of $15.8 million (2021), $11.3 million (2022), $8.9 million (2023), $6.4 million (2024) and $3.2 million (2025). Expected interest payments are based on NIBOR at December 31, 2020, plus margins that range up to 6.0%, as well as the prevailing U.S. Dollar/NOK exchange rate as of December 31, 2020. The expected interest payments do not reflect the effect of the related cross currency swaps that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

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

Credit Losses

In June 2016, the Financial Accounting Standards Board (or FASB) issued ASU 2016-13. ASU 2016-13 introduced a new credit loss methodology, which requires earlier recognition of credit losses, while providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaced multiple impairment methods under previous GAAP for these types of assets, which generally required that a loss be incurred before it was recognized. We adopted ASU 2016-13 on January 1, 2020.
A substantial majority of our exposure to potential credit losses relates to our direct financing and sales-type leases, including those within our equity-accounted joint ventures. See "Item 18 – Financial Statements: Note 3b – Financial Instruments" for a description of these direct financing and sales-type leases.
Judgments and Uncertainties. ASU 2016-13 gives entities the flexibility to select an appropriate method to measure the estimate of expected credit losses. That is, entities are permitted to use estimation techniques that are practical and relevant to their circumstances, as long as they are applied consistently over time and aim to faithfully estimate expected credit losses. We have determined the credit loss provision related to the lease receivable component of the net investment in direct financing and sales-type leases using an internal historical loss rate method. We concluded that using a loss rate method which is primarily based on internal historical data is inherently more representative than primarily using external data, which may include all industries, or all oil and gas or all marine transportation, which are not as comparable. In addition, a substantial majority of our customers are private single-purpose entities or subsidiaries or joint ventures of larger listed-entities that do not publish financial information nor do they have published credit ratings determined by credit rating agencies. In the limited circumstances where relevant and reliable external data is available and where judged to be appropriate, we have considered such data in making adjustments to our internally derived loss rate. Judgment is required to determine the applicability and reliability of the external data used. The credit loss provision for the residual value component of net investment in direct financing and sales-type leases is based on the current estimated fair value of the vessel as depreciated to the end of the charter contract as compared to the expected carrying value, with such potential gain or loss on maturity being included in the credit loss provision in increasing magnitude on a straight-line basis the closer the contract is to its maturity. Given the volatility in vessel values, the selection of the method to estimate the credit loss provision for the residual value component involves judgment.
We believe that the assumptions used to estimate our expected credit losses are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates will be accurate.

In addition to the judgment used in selecting the methods to measure the credit loss provision, there is also judgment used in applying the methods. We have used judgment in determining whether or not the risk characteristics of a specific direct financing lease or sales-type lease at the measurement date are consistent with those used to measure the internal historical loss rate, and to determine whether we expect current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. In addition, judgment has been used to determine the internal historical loss rate, as it is based in part on estimates of the occurrence or non-occurrence of future events which will dictate the amount of recoveries earned or additional losses incurred associated with known losses incurred to date. Judgment has also been used to determine the adjustment required to the internal historical loss rate, in those circumstances where relevant and reliable external data was identified. Furthermore, the current estimated fair value of the vessels used in our estimate of expected credit losses for direct financing and sales-type leases has been determined based on appraised values, such appraised values are normally completed by us using second-hand sale and purchase data and other information provided by third parties. Judgment is used when vessels sold are different in age, size and technical specifications compared to our vessels. Since vessel values can be volatile, our estimates may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.
Effect if Actual Results Differ from Assumptions. To the extent the methods, and judgments used in applying these methods, that we use to measure our estimate of expected credit losses results in a credit loss provision that is different from actual results, our credit loss provision at the end of each period and the change in the credit loss provision in each period will be different than what would have otherwise been. More specifically, if the judgments used in determining our unadjusted historical loss rate for our direct financing and sales-type leases results were changed and such changes resulted in a 5% increase (decrease) to our unadjusted historical loss rate, our 2020 net income before non-controlling interest and total equity would have both decreased (increased) $1.9 million. In addition, if we had increased (decreased) our estimates of the residual value of the vessels by 5%, our 2020 net income before non-controlling interest and total equity would have both increased (decreased) by $9.9 million.
Vessel Lives and Depreciation

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation and impairment charges. We depreciate the original cost, less an estimated residual value, of our vessels on a straight-line basis over each vessel’s estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates, the cost of newbuildings, among other factors. Both charter rates and newbuilding costs tend to be cyclical in nature.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 30 years for LPG carriers and 35 years for LNG carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels for those periods of time. The estimated useful life of our vessels involves an element of judgment, which takes into account design life, commercial considerations and regulatory restrictions.

Effect if Actual Results Differ from Assumptions. The actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in depreciation expense and potentially resulting in an impairment loss. A longer actual useful life will result in a decrease in depreciation expense.
Vessel Lives and Impairment
Description. We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable. This occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. If the estimated future undiscounted cash flows of an asset exceed the asset’s carrying value, no impairment is recognized. If the estimated future undiscounted cash flows of an asset are less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. The estimated fair value is determined using discounted cash flows or appraised values. In cases where an active second-hand sale and purchase market does not exist, we use a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second-hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount we would expect to receive if we were to sell the vessel. Such appraisal is normally completed by us and is based on second-hand sale and purchase data, and other information provided by third parties. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter.

Judgments and Uncertainties. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Such market rates are based on a 10-year historical industry average of spot charter rates taking into account the propulsion type and size of the vessel, except for LNG carriers with a steam turbine propulsion system in which case a five-year historical industry average is used due to this type of vessel being less efficient than newer vessels and management viewing the five-year historical average as more representative of the future outlook for this type of vessel.

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

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms, on-going operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values, as well as the probability of vessel sales. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense in periods subsequent to the vessel impairment. Consequently, any changes in our estimates of future undiscounted cash flows may result in a different conclusion as to whether a vessel or equipment is impaired, leading to a different impairment amount, including no impairment, and a different future annual depreciation expense.

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

Consistent with our methodology and disclosures in prior years, the following table presents the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2020. We have excluded those assets operating on charter contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such charter contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely an impairment would be recognized in 2021. While the market values of these vessels may be below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

We would consider the vessels reflected in the following table to be at a higher risk of future impairment compared to other vessels in our fleet. All the vessels in this table have estimated future undiscounted cash flows that are significantly greater than their respective carrying values. The recognition of an impairment in the future may be more likely for those vessels that have estimated future undiscounted cash marginally greater than their respective carrying values. Vessels with estimated future cash flows significantly greater than their respective carrying values would likely only be impaired in the next 12 months if we decided to dispose of a vessel instead of continuing to operate it. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell a vessel or continue to operate it. This assessment includes an estimation of the net proceeds expected to be received if a vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the terms of its existing charter, charter market outlook, future vessel values and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing an existing customer contract.

Reportable Segment (in thousands of U.S. Dollars, except number of vessels)	Number of Vessels	Market Values(1) $	Carrying Values $
Liquefied Natural Gas Segment (2)	4	154,000	316,717
Total	4	154,000	316,717
(1)Market values are determined using reference to second-hand market comparable values as at December 31, 2020. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.
(2)Undiscounted cash flows for these vessels are significantly greater than their respective carrying values.

The table above excludes seven wholly-owned multi-gas carriers whose aggregate estimated market value and aggregate carrying value at December 31, 2020 were $105.8 million and $103.1 million, respectively. Such vessels are at a higher risk of impairment due to their design and operating performance.

Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts. For all four vessels in the table above, even if, at December 31, 2020, our estimates of future charter rates beyond the firm period of existing contracts was reduced by 10%, none of these vessels would be impaired.

Impairment of Investments in Equity-Accounted Joint Ventures

Description. We evaluate our investments in equity-accounted joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If this is the case, the carrying value of the investment in equity-accounted joint venture is written down to its estimated fair value and the resulting impairment is recognized in our consolidated statement of income.

Judgments and Uncertainties. The process of evaluating the potential impairment of investments in equity-accounted joint ventures requires significant judgment in determining whether the estimated value of an investment in an equity-accounted joint venture has declined below its carrying value and if so, whether this is an other-than-temporary decline in value. Such judgments include, among other things, estimates of future charter rates, operating expenses and vessel values, timing of vessels sales and deliveries and future growth prospects. In determining whether an impairment of an equity method investment is other-than-temporary, factors to consider include the length of time and extent to which the fair value of the investment is less than its carrying value; the financial condition and near-term prospects of the equity method investee, including recent operating losses or specific events that may negatively influence the future earnings potential of the investee; and the intent and ability of the holder to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in market value. As at December 31, 2020, we conducted an impairment test for our investment in the MALT Joint Venture and determined that its estimated fair value had declined below its carrying value, although it was determined that such decline was not other-than-temporary.

Effect if Actual Results Differ from Assumptions. If we determine that an investment in an equity-accounted joint venture is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the investment over its estimated fair value at the date of impairment. The written-down amount becomes the new lower cost basis of the investment. In addition, we may assign the impairment to individual assets held by the equity-accounted joint venture, such as vessels and equipment, and this would result in an increase in our proportionate share of comprehensive earnings of the joint venture in future periods due to lower depreciation expense of the vessels and equipment of the equity-accounted joint venture. Consequently, differences in conclusions about whether an investment in an equity-accounted joint venture is impaired and the amount of such impairment may result in a different impairment amount, including no impairment, and a different equity income (loss) in future periods.
Valuation of Derivative Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage interest rate risk, and foreign exchange risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings.

Judgments and Uncertainties. A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate and cross currency swap agreements. The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both us and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate and cross currency swap agreement, multiplied by the notional principal amount of the interest rate and cross currency swap agreement at each interest reset date.

The fair value of our interest and cross currency swap agreements at the end of each period is most significantly affected by the interest rate implied by the benchmark interest yield curve, including its relative steepness, and forward foreign currency exchange rates. Interest rates and foreign currency exchange rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest and cross currency swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest and foreign currency exchange rates also materially impact our interest and cross currency swap agreements.

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

The benchmark interest rate yield curve and our specific credit risk are expected to vary over the life of the interest and cross currency swap agreements. The larger the notional amount of the interest rate and cross currency swap agreements outstanding and the longer the remaining duration of the interest rate and cross currency swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest and cross currency swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

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

Item 6.Directors, Senior Management and Employees
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
Directors of Teekay GP L.L.C.
The following table provides information about the Board of Directors (or the Board) of our General Partner, Teekay GP L.L.C., as at the date of this Annual Report. Directors are appointed to serve until their successors are appointed or until they resign or are removed. The business address of each of our directors listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Ages of the individuals are as of December 31, 2020.

Name	Age	Position
Kenneth Hvid	52	Chair
C. Sean Day	71	Director (1)
Alan Semple	61	Director (2)
David Schellenberg	57	Director
Richard D. Paterson	69	Director (1)(3)(4)
Sylvia Barnes	64	Director (3)(5)(6)
(1)Member of Corporate Governance Committee.
(2)Chair of Audit Committee.
(3)Member of Audit Committee.
(4)Chair of Conflicts Committee.
(5)Member of Conflicts Committee.
(6)Chair of Corporate Governance Committee.

Certain biographical information about each of these individuals included in the table above is set forth below:

Kenneth Hvid joined the board of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., in 2018, having previously served as a director from 2011 to 2015, and was appointed as its chairman in May 2019. Mr. Hvid was appointed as President and Chief Executive Officer of Teekay Corporation in 2017 and has served as a director since June 2019. He has also served as a director of Teekay Tankers Ltd. since 2017 and was appointed as its chairman in June 2019. Mr. Hvid joined Teekay Corporation in 2000 and was promoted to Senior Vice President, Teekay Gas Services, in 2004 and to President of the Teekay Navion Shuttle Tankers and Offshore division in 2006. He served as Teekay Corporation’s Chief Strategy Officer and Executive Vice President from 2011 to 2015. He also served as a director of Altera Infrastructure GP L.L.C. (formerly known as Teekay Offshore GP L.L.C.) from 2011 to June 2020, and as President and Chief Executive Officer of Teekay Offshore Group Ltd. from 2015 to 2016. Mr. Hvid has 30 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P. & I. (Bermuda) Ltd.

C. Sean Day has served as a director of Teekay GP L.L.C. since it was formed in 2004, and he served as its chairman from 2004 until 2015. Mr. Day served as a director of Teekay Corporation from 1999 until his retirement in 2019, and also served as its chairman from 1999 to 2017. He was appointed as Chairman Emeritus of Teekay Corporation in December 2017. Mr. Day served as a director and chairman of Altera Infrastructure GP L.L.C. (formerly known as Teekay Offshore GP L.L.C.) since it was formed in 2006 until 2017. He also served as a director and as chairman of Teekay Tankers Ltd. from 2007 until 2013. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a director of Kirby Corporation and Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Teekay Corporation’s largest shareholder, to oversee its investments, including that in the Teekay group of companies.

Alan Semple joined the board of Teekay GP L.L.C. in May 2019. Mr. Semple has also served as a director of Teekay Corporation since 2015. He currently serves as the chairman of the Audit Committees of both Teekay GP L.L.C. and Teekay Corporation. Mr. Semple brings over 30 years of finance experience, primarily in the energy industry, to these roles. He was formerly a director and Chief Financial Officer at John Wood Group PLC (Wood Group), a provider of engineering, production support and maintenance management services to the oil and gas and power generation industries, a role he held from 2000 until his retirement in 2015. Prior to this, he held a number of senior finance roles in Wood Group from 1996. Mr. Semple currently serves on the board of Cactus, Inc. (NYSE: WHD) where he is the chairman of the Audit Committee. He also served as a director and chairman of the Audit Committee of Cobham PLC (LSE: COB) until 2018.

David Schellenberg joined the board of Teekay GP L.L.C. in May 2019. Mr. Schellenberg joined the board of Teekay Corporation in 2017 and was appointed as its chairman in June 2019. He also joined the board of Teekay Tankers Ltd. in June 2019. He is a member of the Audit Committees of both Teekay Tankers Ltd. and Teekay Corporation. Mr. Schellenberg brings over 25 years of financial and operating leadership experience to these roles. He is currently a Managing Director and Principal with Highland West Capital, a private equity firm in Vancouver, Canada. Prior to that, Mr. Schellenberg was with specialty aviation and aerospace businesses, Conair Group and its subsidiary Cascade Aerospace, from 2000 to 2013 and served as President and Chief Executive Officer from 2007 to 2013. Mr. Schellenberg also acted as a Managing Director in the Corporate Office of the Jim Pattison Group, Canada’s second largest private company, from 1991 to 2000. Mr. Schellenberg is a member of the Young Presidents’ Organization, holds an MBA and is a Fellow of the Chartered Professional Accountants of Canada (FCPA, FCA).

Richard D. Paterson joined the board of Teekay GP L.L.C. in May 2019. Mr. Paterson also served on the board of Teekay Tankers Ltd. from 2017 until May 2019. He is a certified public accountant who retired from PriceWaterhouseCoopers LLP (PwC) in 2011 after 37 years of service. At the time of his retirement, Mr. Paterson served as the global leader of PwC’s Consumer, Industrial Products and Services Practices comprising the automotive, consumer and retail, energy utilities and mining, industrial products, pharmaceutical and health industry sectors. Mr. Paterson also served as Managing Partner of PwC’s Houston Office and U.S. Energy Practice and supervised audits of ExxonMobil Corporation from 2002 to 2006. Prior to this position, Mr. Paterson lived in Moscow, Russia where he led PwC’s Energy Practice for Europe, Middle East and Asia and also supervised the audits of OAO Gazprom. He is a past board member of Zaff GP LLC, the U.S./Russia Business Council and the U.S. Energy Association, and stepped down in 2017 from the board and chairmanship of the Audit Committee of Tidewater, the leading offshore vessel service provider to the oil and gas industry. He resigned as a member of the board of Saipem Canada, Inc., a private company, in 2017. Mr. Paterson also resigned from the board of Parker Drilling Company in March 2019, where he was the Presiding Director and chairman of the Nominating and Governance Committee. In October, 2020, upon the merger of Montage Resources and Southwestern Energy, Mr. Paterson resigned from the Board of Montage Resources where he served as Audit Committee Chair. Mr. Paterson holds an MBA.

Sylvia Barnes joined the board of Teekay GP L.L.C. in May 2019. Ms. Barnes brings extensive financial experience, energy sector expertise and an engineering background to the Company’s board from her 38-year career. Since 2015, she has been Principal and Head of Energy Advisory Services at Tanda Resources LLC. From 2011 to 2014, she was Managing Director/Group Head Oil & Gas Investment and Corporate Banking at Keybanc Capital Markets and a member of the Executive Committee. From 2009 to 2011, she was Managing Director and Head of the Energy Investment Banking Group at Madison Williams and from 2003 to 2009, she was Managing Director of Merrill Lynch/Petrie Parkman. Prior to that Ms. Barnes worked as Managing Director and Senior Vice President for Nesbitt Burns, including serving as head of the firm's U.S. energy investment banking group and working in various capacities at Nesbitt Burns and its parent company, Bank of Montreal. Ms. Barnes previously served on the board of Pure Acquisition Corp (NYSE:PACQ), where she was chairperson of the Audit Committee and the Special Committee of Independent Directors, and a member of the Compensation and the Nominating and the Governance Committees; on the board of Ultra Petroleum Corp. (NASDAQ: UPL) and a member of the Compensation Committee; on the board of Sandridge Energy Inc. (NYSE:SD) and chairperson of the Compensation Committee and a member of the Audit Committee; and on the board of Halcón Resources Corporation (NYSE:HK) and a member of the Audit and the Reserves Committee. Ms. Barnes has an MBA from York University and a B.Sc. Mechanical Engineering from the University of Manitoba. Ms. Barnes is also chairperson of the Santa Maria Hostel Foundation and is a member of the Independent Petroleum Association of American (IPAA) Capital Markets Committee and also a member of the National Association of Corporate Directors (NACD).

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

Name	Age	Position
Mark Kremin	50	President and Chief Executive Officer, Teekay Gas Group Ltd.
Scott Gayton	47	Chief Financial Officer, Teekay Gas Group Ltd.
N. Angelique Burgess	56	Corporate Secretary (1)

(1)Appointed on June 10, 2020, replacing Anne Liversedge.

Mark Kremin was appointed as President and Chief Executive Officer of Teekay Gas Group Ltd., a company that provides services to Teekay LNG Partners L.P. and its subsidiaries, in 2017. He had previously been appointed as President of Teekay Gas Services in 2015, having acted as its Vice President since 2006. Mr. Kremin joined Teekay Corporation as in-house counsel in 2000, and subsequently held various commercial roles within Teekay Gas. He represents Teekay Gas on the boards of joint ventures with partners in Asia, Europe and the Middle East. Mr. Kremin has over 20 years’ experience in shipping. Prior to joining Teekay, he was an attorney in an admiralty law firm in Manhattan. Prior to attending law school in New York City, he worked for a leading owner and operator of container ships.

Scott Gayton was appointed as Chief Financial Officer of Teekay Gas Group Ltd., a company that provides services to Teekay LNG Partners L.P. and its subsidiaries, in 2018. Mr. Gayton has over 20 years of finance and accounting experience, including most recently serving as Chief Financial Officer of Tanker Investments Ltd. from the time of its initial public offering until its merger with Teekay Tankers Ltd. in 2017. Mr. Gayton joined Teekay Corporation in 2001 and has worked in progressively more senior roles in Finance and Accounting. In 2013 he was promoted to Vice President, Finance, where he continues to play an instrumental role in supporting Teekay’s strategy and capital market transactions. Prior to joining Teekay Corporation, he worked as a Chartered Accountant in the Vancouver, Canada office of Ernst & Young LLP.

N. Angelique Burgess was appointed as Corporate Secretary of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., on June 10, 2020. She also acts as Assistant Corporate Secretary of Teekay Corporation and Teekay Tankers Ltd. Mrs. Burgess joined Teekay Corporation in 2020 and currently serves as Senior Manager, Corporate Affairs. Prior to joining Teekay, she was employed as the General Manager at Concordia Maritime (Bermuda) Ltd., an international tanker shipping company. Mrs. Burgess has over 25 years of international shipping experience, having started her career at the Bermuda Ship Registry where she held the positions of Assistant Registrar of Shipping and Registrar of Shipping. She holds a Bachelor’s degree in Management Studies and has completed postgraduate training in Maritime Law. Mrs. Burgess is a Member of the

Institute of Directors and has held several director positions over the years. Her current external roles include Deputy Chairperson of the Bermuda Shipping and Maritime Authority Board and President and Founding Member of WISTA Bermuda.
Annual Executive Compensation
During 2020, the aggregate amount for which we reimbursed Teekay Corporation for compensation expenses of the Chief Executive Officer and Chief Financial Officer of the Service Provider, excluding any long-term incentive plan awards issued directly by the Partnership as described below, was $1.4 million. The amounts were paid in U.S. Dollars. Teekay Corporation’s annual bonus plan, in which the CEO and CFO of the Service Provider participated, considers both company performance and team performance.
Compensation of Directors
Officers of our Service Provider or Teekay Corporation who also serve as directors of our General Partner do not receive additional compensation for their service as directors. During 2020, each non-management director received compensation for attending meetings of the Board of Directors, as well as committee meetings. Each non-management director receives a director fee of $60,000 and common units with a value of approximately $75,000 for the 2020 year. In addition, members of the audit, conflicts and corporate governance committees each received a committee fee of $7,500, $7,500 and $5,000, respectively, for the 2020 year, and the chairs of the audit, conflicts and corporate governance committees each received an additional fee of $17,000, $12,500 and $10,000, respectively, for serving in that role. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2020, the five non-management directors received, in the aggregate, $522,000 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. In 2020, the Board granted to the non-management directors an aggregate of 29,595 common units.

2005 Long-Term Incentive Plan
Our General Partner adopted the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan for employees and directors of and consultants to our General Partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. In 2020, the General Partner awarded 243,940 restricted units to the Teekay Corporation employees who provide services to our business. The restricted units vest evenly over a three-year period from the grant date.
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

The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters for the Audit Committee, the Conflicts Committee and the Corporate Governance Committee are available under “Investors – Teekay LNG Partners L.P. - Governance” from the home page of our web site at www.teekay.com. During 2020, the Board held five meetings and each director attended all Board meetings. The members of the Audit Committee, Conflicts Committee and Corporate Governance Committee attended all meetings.

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

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•the integrity of our consolidated financial statements;
•our compliance with legal and regulatory requirements;
•the independent auditors’ qualifications and independence; and
•the performance of our internal audit function and independent auditors.

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

The Conflicts Committee:

•reviews specific matters that the Board believes may involve conflicts of interest; and
•determines if the resolution of the conflict of interest is fair and reasonable to us.

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

The Corporate Governance Committee:

•oversees the operation and effectiveness of the Board and its corporate governance;
•develops and recommends to the Board corporate governance principles and policies applicable to us and our General Partner and monitors compliance with these principles and policies; and
•oversees director compensation and the long-term incentive plan described above.
The Board's Role in Oversight of Environmental, Social and Corporate Governance

Our Corporate Governance Guidelines outline the Board’s role in oversight of our health, safety and environmental performance and our performance on sustainability and diversity efforts. In addition, the Board is responsible for evaluating and overseeing compliance with our policies, practices and contributions made in fulfilment of our social responsibilities and commitment to sustainability.
Crewing and Staff
As of December 31, 2020, approximately 2,100 seagoing staff served on our consolidated and equity-accounted for vessels that were managed by subsidiaries of Teekay Corporation and 19 staff served on-shore in technical, commercial and administrative roles in various countries, compared to approximately 2,000 seagoing staff and nine on-shore staff as of December 31, 2019 and approximately 1,900 seagoing staff and nine on-shore staff as of December 31, 2018. Certain subsidiaries of Teekay Corporation employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries, and Teekay Corporation subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please read “Item 7 – Major Common Unitholders and Related Party Transactions.”

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
Common Unit Ownership
The following table sets forth certain information regarding beneficial ownership, as of December 31, 2020, of our common units by all directors and officers of our General Partner and Service Provider. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any units that the person has the right to acquire as of March 1, 2021 (60 days after December 31, 2020) through the exercise of any unit option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the common units set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned (3)
All directors and officers of Teekay GP L.L.C. and Teekay Gas Group Ltd. as a group (9 persons) (1) (2)	117,251	0.13%
(1)Excludes units owned by Teekay Corporation which controls us and on the Board of which serves the directors of our General Partner, Alan Semple, Kenneth Hvid and David Schellenberg. Please read “Item 7 – Major Common Unitholders and Related Party Transactions" for more detail.
(2)Each director, executive officer and key employee beneficially owns less than 1% of the outstanding common units. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power.
(3)Based on 86,951,234 of common units outstanding as of December 31, 2020. Excludes the 1.8% general partner interest held by our General Partner, a wholly-owned subsidiary of Teekay Corporation.
Item 7. Major Common Unitholders and Related Party Transactions
Major Common Unitholders
The following table sets forth information regarding beneficial ownership, as of December 31, 2020, of our common units by each person we know to beneficially own more than 5% of the outstanding common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of March 1, 2021 (60 days after December 31, 2020) through the exercise of any unit option or other right. Unless otherwise indicated, each unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned (1)
Teekay Corporation (1)	35,958,274	41.4%
FMR LLC(2)	6,900,830	7.9%
Cobas Asset Management, SGIIC, SA(3)	5,120,872	5.9%
(1)Based on 86,951,234 of common units outstanding as of December 31, 2020. Excludes the 1.8% general partner interest held by our General Partner, a wholly-owned subsidiary of Teekay Corporation.
(2)FMR LLC has the sole dispositive power as to 6,900,830 common units and has sole voting power as to 621,625 of these common units. This information is based on the Form 13F-HR filed with the SEC on February 8, 2021.
(3)Cobas Asset Management, SGIIC, SA has sole and shared voting power as to 5,120,872 common units. This information is based on the Schedule 13G/A filed with the SEC on February 16, 2021.

Teekay Corporation has the same voting rights with respect to common units it owns as our other common unitholders. However, by virtue of its 100% ownership interest in our General Partner, we are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.
Related Party Transactions
a)We have entered into an amended and restated omnibus agreement with Teekay Corporation, our General Partner, Opco, Altera and related parties. The following discussion describes certain provisions of the omnibus agreement, as it has been amended.

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

Termination. If Teekay Corporation or its affiliates no longer control our General Partner or the general partner of Altera or if there is a change of control of Teekay Corporation, our General Partner, the general partner of Altera or Teekay Corporation, then any of those entities, as applicable, may terminate relevant noncompetition and rights of first offer provisions of the omnibus agreement. During 2018, Brookfield Business Partners L.P. and its institutional investors acquired a 51% ownership interest in the general partner of Altera and have the right to appoint a majority of the directors of Altera's general partner’s Board of Directors. This transaction constituted a change of control, giving Altera the right to elect to terminate the omnibus agreement, though, to date, Altera has not done so.

b)David Schellenberg, Kenneth Hvid, Alan Semple and C. Sean Day are members of the Board. Mr. Schellenberg is also the Chairman of Teekay Corporation and is a member of the Board of Directors of Teekay Tankers Ltd., a publicly-traded subsidiary of Teekay Corporation. Mr. Hvid is also the President and Chief Executive Officer of Teekay Corporation, and Chairman of Teekay Tankers Ltd. Mr. Semple is a director of Teekay Corporation. Mr. Day is a consultant to Kattegat Ltd., which controls Teekay Corporation’s largest shareholder.

c)On February 1, 2017, we and our wholly-owned subsidiary, Opco, entered into a service agreement with the Service Provider, a management services company that is a subsidiary of Opco. The Service Provider provides services to us using persons employed by various subsidiaries of Teekay Corporation, including the services of Mark Kremin, the President and Chief Executive Officer of Service Provider, and Scott Gayton, the Chief Financial Officer of the Service Provider. In addition, we have entered into various service agreements with certain Teekay Corporation subsidiaries pursuant to which those subsidiaries provide to us various services including, in the case of our operating subsidiaries, substantially all of their managerial, operational and administrative services (including vessel maintenance, crewing, crew training, purchasing, shipyard supervision, insurance and financial services) and other technical and advisory services, and in the case of Teekay LNG Partners L.P., various administrative services.  Because Messrs. Kremin and Gayton and the other persons providing services to us and our subsidiaries are employees of various subsidiaries of Teekay Corporation, their compensation (other than any awards under our long-term incentive plan) is set and paid by the Teekay Corporation subsidiary that employs them. Pursuant to our agreements with Teekay Corporation and its subsidiaries, we have agreed to reimburse Teekay Corporation for time spent by such persons on providing services to us and our subsidiaries.

d)Please read “Item 18 – Financial Statements: Note 12 – Related Party Transactions” for additional information about these and various other related-party transactions.

e)On May 11, 2020, we and the General Partner completed a transaction to eliminate all of our incentive distribution rights in exchange for newly issued common units to the General Partner. This transaction was approved by the board of directors of both Teekay Corporation and the General Partner (along with the Conflicts Committee of the General Partner). Please read “Item 8 – Incentive Distribution Rights” for additional information about this transaction.

Item 8.Financial Information
A.Consolidated Financial Statements and Other Financial Information
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
Cash Distribution Policy for Common Unitholders
Rationale for Our Cash Distribution Policy
Our general cash distribution policy reflects a basic judgment that our common unitholders are better served by allocating capital in a balanced manner, including the most recent increase to our quarterly common unit cash distributions by 15% to $0.2875 per common unit, commencing with the first quarter of 2021 distribution to be paid in May 2021. This level of common unit distributions allows us to establish cash reserves for the purpose of funding committed growth projects and to reduce debt levels and is consistent with our cash distribution policy and the terms of our partnership agreement, which require that we distribute all of our Available Cash (as defined in our partnership agreement) within approximately 45 days after the end of each quarter. Available Cash is determined after payment of distributions on our preferred units.
Limitations on Cash Distributions; Our Ability to Change Our Cash Distribution Policy
There is no guarantee that common unitholders will receive quarterly distributions from us. Our distribution policy may be changed at any time and is subject to certain restrictions, including:

•Our common unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute Available Cash on a quarterly basis, which is subject to our General Partner’s broad discretion to establish reserves (including, among others, reserves for future capital expenditures and our anticipated future credit needs).
•While our partnership agreement requires us to distribute all of our Available Cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended with the approval of a majority of the outstanding common units.
•Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by the Board of Directors of our General Partner, taking into consideration the terms of our partnership agreement.
•Under Section 51 of The Marshall Islands Limited Partnership Act, we may not make a distribution to unitholders to the extent that at the time of the distribution, after giving effect to the distribution, all of our liabilities, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specified property of ours, exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.
•We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in our operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance capital expenditures or anticipated cash needs.
•Our distribution policy may be affected by restrictions on distributions under our credit facility agreements, which contain material financial tests and covenants that must be satisfied and complied with. If we are unable to satisfy these restrictions included in our credit agreements or if we are otherwise in default under our credit agreements, we would be prohibited from making cash distributions, which would materially hinder our ability to make cash distributions to unitholders, notwithstanding our stated cash distribution policy.
Incentive Distribution Rights
Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of Available Cash (as defined in our partnership agreement) after the minimum quarterly distribution to our common unitholders and the target distribution levels have been achieved.

Our General Partner was entitled to incentive distributions if the amount we distributed to common unitholders with respect to any quarter exceeded specified target levels.

On May 11, 2020, we and the General Partner eliminated all of our incentive distribution rights in exchange for the issuance by us of 10.75 million newly-issued common units. Accordingly, Teekay Corporation no longer holds any incentive distribution rights but remains the sole owner of our General Partner.

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
B.Significant Changes
Please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2020 and early 2021” and “Item 18 – Financial Statements: Note 20 – Subsequent Events” for descriptions of significant changes that have occurred since December 31, 2020.
Item 9.The Offer and Listing
Our common units are listed on the NYSE under the symbol “TGP”. Our Series A Preferred Units are listed on the NYSE under the symbol “TGPPA”. Our Series B Preferred Units are listed on the NYSE under the symbol “TGPPB”.

Item 10.Additional Information
Memorandum and Articles of Association
Our Certificate of Limited Partnership has been filed as Exhibit 3.1 to our Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on November 24, 2004, and our Fifth Amended and Restated Agreement of Limited Partnership (or our Partnership Agreement) has been filed as Exhibit 4.1 to our Report on Form 6-K (File No. 001-32479), filed with the SEC on May 11, 2020, and are each hereby incorporated by reference into this Annual Report.

The Certificate of Formation of our General Partner has been filed as Exhibit 3.5 to our Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on November 24, 2004, and our General Partner’s Second Amended and Restated Limited Liability Company Agreement dated March 2005, as amended by Amendment No. 1, dated February 25, 2008, and Amendment No.2, dated February 29, 2008, have been filed as Exhibit 3.4 to our Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 11, 2005, and are each hereby incorporated by reference into this Annual Report.

The rights, preferences and restrictions attaching to each class of our capital stock are described in the Exhibit 2.2 to this Annual Report on Form 20-F entitled "Description of Securities Registered Under Section 12 of the Exchange Act", and hereby incorporated by reference into this Annual Report.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of the Republic of The Marshall Islands or by our Partnership Agreement.
Material Contracts
The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party:

(a)Amended and Restated Omnibus agreement with Teekay Corporation, Altera, our General Partner and related parties. Please read “Item 7 – Major Common Unitholders and Related Party Transactions” for a summary of certain contract terms.
(b)We and certain of our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide administrative services to the Partnership and administrative, advisory, technical, strategic consulting services, business development and ship management services to operating subsidiaries for a reasonable fee that includes reimbursement of these direct and indirect expenses incurred in providing these services. Please read “Item 7 – Major Common Unitholders and Related Party Transactions” for a summary of certain contract terms.
(c)Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended. This facility was used to make restricted cash deposits that fully fund payments under a finance lease for one of our LNG carriers, the Catalunya Spirit. Interest payments are based on EURIBOR plus a margin. The term loan matures in 2023 with monthly payments that reduce over time.
(d)Amended Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan. Please read “Item 6 – Directors, Senior Management and Employees” for a summary of certain plan terms.
(e)Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG I, Ltd., BNP Paribas S.A., and various other banks. The Buyer Credit bears interest at LIBOR plus a margin of 0.78% and the Commercial Loan bears interest at LIBOR plus a margin of 1.30%. In addition, a commitment fee will be charged at the rate of 0.25% and 0.45% on undrawn and uncancelled amounts of the Buyer Credit and Commercial Loan, respectively. The amount available under the facilities reduces quarterly by amounts ranging from $1.2 million to $2.5 million. The Commercial Loan is due by one installment on maturity in 2023.

(f)Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG II, Ltd., BNP Paribas S.A., and various other banks. The Buyer Credit bears interest at LIBOR plus a margin of 0.78% and the Commercial Loan bears interest at LIBOR plus a margin of 1.30%. In addition, a commitment fee will be charged at the rate of 0.25% and 0.45% on undrawn and uncancelled amounts of the Buyer Credit and Commercial Loan, respectively. The amount available under the facilities reduces quarterly by amounts ranging from $1.2 million to $2.5 million. The Commercial Loan is due by one installment on maturity in 2023.
(g)Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG III, Ltd., BNP Paribas S.A., and various other banks. The Buyer Credit bears interest at LIBOR plus a margin of 0.78% and the Commercial Loan bears interest at LIBOR plus a margin of 1.30%. In addition, a commitment fee will be charged at the rate of 0.25% and 0.45% on undrawn and uncancelled amounts of the Buyer Credit and Commercial Loan, respectively. The amount available under the facilities reduces quarterly by amounts ranging from $1.2 million to $2.5 million. The Commercial Loan is due by one installment on maturity in 2023.
(h)Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG IV, Ltd., BNP Paribas S.A., and various other banks. The Buyer Credit bears interest at LIBOR plus a margin of 0.78% and the Commercial Loan bears interest at LIBOR plus a margin of 1.30%. In addition, a commitment fee will be charged at the rate of 0.25% and 0.45% on undrawn and uncancelled amounts of the Buyer Credit and Commercial Loan, respectively. The amount available under the facilities reduces quarterly by amounts ranging from $1.2 million to $2.5 million. The Commercial Loan is due by one installment on maturity in 2024.
(i)Agreement dated February 12, 2013; Teekay Luxembourg S.a.r.l. entered into a share purchase agreement with Exmar and Exmar Marine NV to purchase 50% of the shares in Exmar LPG BVBA.
(j)Agreement dated July 7, 2014; Teekay LNG Operating L.L.C. entered into a shareholder agreement with China LNG Shipping (Holdings) Limited to form TC LNG Shipping L.L.C. in connection with the Yamal LNG Project.
(k)Agreement dated December 17, 2014, for a U.S. $450,000,000 Secured Loan Facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ. The loan bears interest at LIBOR plus a margin of 1.85%. The facility requires quarterly repayments, with a bullet payment in 2026.
(l)Agreement dated November 15, 2016, for a U.S. $730,000,000 Secured Loan Facility between Bahrain LNG W.L.L. and Standard Chartered Bank and various other banks. The loan bears interest at LIBOR plus a margin ranging from 1.50% to 3.60% over the agreement duration. The facility requires semi-annual repayments 12 months after the estimated scheduled commercial start date in February 2019, with a balloon payment in 2036.
(m)Agreement dated December 21, 2016, for a U.S. $723,200,000 Secured Loan Facility between Teekay Nakilat (III) Corporation and Qatar National Bank SAQ. The loan bears interest at LIBOR plus a margin of 2.25% for the first 12 months and 2.50% thereafter. The facility requires quarterly repayments, with a balloon payment in 2026.
(n)Agreement dated December 8, 2017, for a U.S. $1,632,000,000 Secured Loan Agreement between DSME Hull No. 2423 L.L.C., DSME Hull No. 2425 L.L.C., DSME Hull No. 2430 L.L.C., DSME Hull No. 2431 L.L.C., DSME Hull No. 2433 L.L.C. and DSME Hull No. 2434 L.L.C. (as borrowers) and China Development Bank. The loan bears interest at LIBOR plus 3.1% and requires semi-annual payments, with balloon payments upon maturity through 2031.
(o)Exchange Agreement dated May 9, 2020 between Teekay GP L.L.C. and Teekay LNG Partners L.P.
Exchange Controls and Other Limitations Affecting Unitholders
We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of the Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to holders of our securities that are non-resident and not citizens and otherwise not conducting business or transactions in the Marshall Islands.

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
Distributions
We elected to be taxed as a corporation for U.S. federal income tax purposes effective January 1, 2019.

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
Consequences of Possible PFIC Classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and pursuant to a “look through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value), either: (i) at least 75% of its gross income is “passive” income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries' time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our units may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our units, which is not within our control, may impact the determination of whether we are a PFIC. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC.

No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our look-through subsidiaries’ assets, income or operations.

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

Distributions
In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our units unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non-U.S. Holder is engaged in a trade or business, (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States), within the United States and the distributions are deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder. In addition, a Non-U.S. Holder that is a foreign corporation for U.S. federal income tax purposes may be subject to branch profits tax at a rate of 30% (or lower applicable treaty rate) on the after-tax earnings and profits attributable to such distributions.

Sale, Exchange or Other Disposition of Units
In general, a non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our units unless (i) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States), within the United States and the disposition of our units is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder. In addition, a Non-U.S. Holder that is a foreign corporation for U.S. federal income tax purposes may be subject to branch profits tax at a rate of 30% (or lower applicable treaty rate) on the after-tax earnings and profits attributable to such gain.
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

Other Taxation

We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. In other non-U.S. jurisdictions, we and our subsidiaries rely on statutory exemptions from tax. However, we cannot assure that any statutory exemptions from tax on which we or our subsidiaries rely will continue as tax laws in those jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our or our subsidiaries' tax liability. Please read “Item 18 – Financial Statements: Note 11 – Income Tax.”

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

Item 11.Quantitative and Qualitative Disclosures About Market Risk
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

The table below provides information about our financial instruments at December 31, 2020, that are sensitive to changes in interest rates, including our long-term debt, obligations related to finance leases and interest rate swaps, but excluding any amounts related to our equity-accounted joint ventures. For long-term debt and obligations related to finance leases, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt and obligations related to finance leases as well as the potential exercise of early termination options for certain of our interest rate swaps.
Expected Maturity Date

	2021	2022	2023	2024	2025	There- after	Total	Fair Value Liability	Rate(1)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Fixed Rate ($U.S.)	18.1	18.1	18.1	18.1	18.1	88.3	178.8	189.7	4.3%
Variable-Rate ($U.S.) (2)	64.4	160.7	57.8	77.4	53.1	381.5	794.9	791.8	1.9%
Variable-Rate (Euro) (3) (4)	28.6	30.1	63.6	30.4	—	—	152.7	155.6	1.1%
Variable-Rate (NOK) (4) (5)	139.9	—	99.0	—	116.6	—	355.5	359.6	5.7%
Obligations Related to Finance Leases:
Variable-Rate ($U.S.) (6)	27.1	27.1	27.2	25.4	24.8	302.0	433.6	452.3	4.6%
Fixed-Rate ($U.S.) (6)	44.8	46.8	49.0	51.1	53.4	662.2	907.3	1,004.6	5.4%
Average Interest Rate (7)	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%
Interest Rate Swaps:
Contract Amount ($U.S.) (8)	209.3	44.3	159.4	146.5	28.0	133.7	721.2	69.3	3.0%
Average Fixed-Pay Rate (2)	3.5%	3.2%	3.4%	1.8%	3.6%	3.2%	3.0%
Contract Amount (Euro) (4) (9)	11.9	12.8	46.0	—	—	—	70.7	6.2	3.9%
Average Fixed-Pay Rate (3)	3.7%	3.7%	3.9%	—	—	—	3.9%
(1)Rate refers to the weighted-average effective interest rate for our long-term debt and obligations related to finance leases, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our obligations related to finance leases is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt, which as of December 31, 2020 ranged from 0.30% to 3.25%. Please read “Item 18 – Financial Statements: Note 10 – Long-Term Debt.”
(2)Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The repayment amounts give effect to the refinancing completed in February 2021 of one of our term loans scheduled to mature in 2021 with a new $191.5 million term loan maturing in 2026 (please read “Item 18 – Financial Statements: Note 20 – Subsequent Events").
(3)Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2020.
(5)Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated bonds have been economically hedged with cross currency swaps, to swap all interest and principal payments into U.S. Dollars, with the respective interest payments fixed at a rate ranging from 5.74% to 7.89%, and the transfer of principal locked in at $360.5 million upon maturities. Please see "Foreign Currency Fluctuations" below and read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.”
(6)The amount of obligations related to finance leases represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(7)The average interest rate is the weighted-average interest rate implicit in the obligations related to our fixed-rate finance leases at the inception of the leases.
(8)The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR.
(9)The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Spot Market Rate Risk
Certain of our multi-gas vessels and certain of our LPG carriers in our 50%-owned Exmar LPG Joint Venture are trading in the spot market. In addition, one of our wholly-owned LNG carriers has its charter contract ending in 2021 and may be traded in the spot market if we are unable to obtain a charter contract prior to the expiration of the current charter contract; and commencing in March 2021, one of our wholly-owned LNG carriers is earning a variable-rate charter hire based on spot rates. Please see “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2020 and Early 2021: LNG Carrier Charter Contract and Charter Contracts for MALT LNG Carriers." The cyclical nature of the LPG and LNG spot market may cause significant increases or decreases in the revenues we earn from these vessels trading in the spot market.
Foreign Currency Fluctuations
Our functional currency is U.S. Dollars because nearly all of our revenues and most of our operating costs are in U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loans and restricted cash deposits and our NOK-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses, and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. In addition, we have a portion of our capital expenditures denominated in Euros. We have Euro-denominated interest expense and Euro-denominated interest income related to our Euro-denominated loans of 125.0 million Euros ($152.7 million) and Euro-denominated restricted cash deposits of 25.1 million Euros ($30.7 million), respectively, as at December 31, 2020. We also incur NOK-denominated interest expense on our NOK-denominated bonds; however, we entered into cross currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2021 through 2025, and to economically hedge the interest rate exposure. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of the NOK-denominated bonds due in 2021 through 2025. Please read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.” At December 31, 2020, the fair value of the cross currency swaps derivative liabilities was $15.5 million and the change from December 2019 to the reporting period has been reported in foreign currency exchange (loss) gain in the consolidated statements of income. As a result, fluctuations in the Euro and NOK relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income, realized and unrealized (loss) gain on non-designated derivative instruments and foreign currency exchange (loss) gain.
Item 12.Description of Securities Other than Equity Securities
Not applicable.
PART II
Item 13.Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.Material Modifications to the Rights of Unitholders and Use of Proceeds
The information required to be disclosed under Item 14 is incorporated by reference to our Report on Form 6-K (File No. 001-32479), filed with the SEC on May 11, 2020.
Item 15.Controls and Procedures
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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of the Service Provider. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer of the Service Provider concluded that our disclosure controls and procedures are effective as of December 31, 2020.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has determined that the internal control over financial reporting was effective as of December 31, 2020.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and the effectiveness of our internal control over financial reporting as of December 31, 2020. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-3 of this Annual Report.
Changes in Internal Control over Financial Reporting
During the year ended December 31, 2020, we completed the implementation of a new global accounting system designed for greater system enablement and automation of the accounting and financial reporting processes. Although this implementation digitized certain accounting activities and allowed for enhanced capabilities within the accounting function, it did not significantly affect the overall control and procedures followed by us in establishing internal controls over financial reporting.

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the year ended December 31, 2020 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
Item 16A.Audit Committee Financial Expert
The Board of Directors of our General Partner has determined that Director and Chair of the Audit Committee, Alan Semple, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.
Item 16B.Code of Ethics
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

Item 16C.Principal Accountant Fees and Services
Our principal accountant for 2020 and 2019 was KPMG LLP, Chartered Professional Accountants. The following table shows the fees we paid or accrued for audit services provided by KPMG LLP for 2020 and 2019.

Fees (in thousands of U.S. Dollars)	2020	2019
Audit Fees(1)	1,100	928
(1)Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements and effectiveness of internal control over financial reporting, review of our quarterly consolidated financial statements, audit services provided in connection with other statutory audits and professional services in connection with the review of our regulatory filings for our equity offerings.

No fees for audit-related and tax services were provided to us by the auditor during the term of their appointments in 2020 and 2019.

The Audit Committee of our General Partner’s Board of Directors has the authority to pre-approve permissible audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee pre-approved all engagements and fees paid to our principal accountant in 2020 and in 2019.
Item 16D.Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E.Purchases of Units by the Issuer and Affiliated Purchasers
The following table summarizes the common units repurchased during the year ended December 31, 2020(1):

(in thousands of U.S. Dollars, except unit and per unit data)	Total number of common units purchased	Average price paid per common unit $	Total number of common units purchased as part of publicly announced program	Approximate value of common units that may yet be purchased under the program at each period end date $
January 1, 2020 - January 31, 2020	74,440	14.92	2,335,789	69,965
February 1, 2020 - February 28, 2020	489,315	12.90	2,825,104	63,654
March 1, 2020 - March 31, 2020	809,311	9.76	3,634,415	55,754
April 1, 2020 - December 31, 2020	—	—	3,634,415	55,754
(i)On December 19, 2018, we announced that our Board of Directors had authorized a common unit repurchase program of up to $100 million of our common units. The repurchase program does not have a set expiration date. Common units may be repurchased in the open market or privately-negotiated transactions or otherwise at times and prices considered appropriate by us. The timing of any purchases and the exact number of common units to be purchased under the common unit repurchase program will be dependent on market conditions and other factors.

Item 16F.Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G.Corporate Governance
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
Item 16H.Mine Safety Disclosure
Not applicable.

PART III
Item 17.Financial Statements
Not applicable.
Item 18.Financial Statements
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
Item 19.Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Limited Partnership of Teekay LNG Partners L.P. (1)
1.2	Fifth Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P. (2)
1.3	Certificate of Formation of Teekay GP L.L.C. (1)
1.4	Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C., dated March 2005. (3)
1.5	Amendment No. 1, dated February 25, 2008, to Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C., dated March 2005.
1.6	Amendment No. 2, dated February 29, 2008, to Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C., dated March 2005.
2.2	Description of Securities Registered Under Section 12 of the Exchange Act.
4.1	Amended Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan. (3)
4.2	Amended and Restated Omnibus Agreement with Teekay Corporation, Altera, our General Partner and related parties. (4)
4.3	Administrative Services Agreement with Teekay Shipping Limited. (3)
4.4	Advisory, Technical and Administrative Services Agreement between Teekay Shipping Spain S.L. and Teekay Shipping Limited. (3)
4.5	LNG Strategic Consulting and Advisory Services Agreement between Teekay LNG Partners L.P. and Teekay Shipping Limited. (3)
4.6
Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended. (3)

4.7
Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG I, Ltd., BNP Paribas S.A., and other banks. (5)

4.8
Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG II, Ltd., BNP Paribas S.A., and other banks. (5)

4.9
Deed of Amendment and Restatement dated October 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG III, Ltd ., BNP Paribas S.A., and other banks. (5)

4.10
Deed of Amendment and Restatement dated November 10, 2008, relating to a Loan Agreement for a U.S. $92,400,000 Buyer Credit and a U.S. $117,600,000 Commercial Loan between MiNT LNG IV, Ltd., BNP Paribas S.A., and other banks. (5)

4.11	Agreement dated January 1, 2012, for business development services between Teekay LNG Operating L.L.C. and Teekay Shipping Limited. (6)
4.12
Agreement dated July 7, 2014; Teekay LNG Operating L.L.C. entered into a shareholder agreement with China LNG Shipping (Holdings) Limited to form TC LNG Shipping L.L.C. in connection with the Yamal LNG Project. (8)

4.13	Agreement dated December 17, 2014, for U.S. $450,000,000 loan facility between Nakilat Holdco L.L.C. and Qatar National Bank SAQ. (8)
4.14	Agreement dated November 15, 2016, for a U.S. $730,000,000 Secured Loan Facility between Bahrain LNG W.L.L. and Standard Chartered Bank and other banks. (8)
4.15	Agreement dated December 21, 2016, for a U.S. $723,200,000 Secured Loan Facility between Teekay Nakilat (III) Corporation and Qatar National Bank SAQ. (8)
4.16
Agreement dated December 8, 2017, for a U.S. $1,632,000,000 Secured Loan Agreement between DSME Hull No. 2423 L.L.C., DSME Hull No. 2425 L.L.C., DSME Hull No. 2430 L.L.C., DSME Hull No. 2431 L.L.C., DSME Hull No. 2433 L.L.C. and DSME Hull No. 2434 L.L.C. (as borrowers) and China Development Bank. (9)

4.17	Exchange Agreement dated May 9, 2020 between Teekay GP L.L.C. and Teekay LNG Partners L.P. (10)
8.1	List of Subsidiaries of Teekay LNG Partners L.P.
12.1	Rule 13a-15(e)/15d-15(e) Certification of Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd.
12.2	Rule 13a-15(e)/15d-15(e) Certification of Scott Gayton, Chief Financial Officer of Teekay Gas Group Ltd.
13.1	Certification of Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Scott Gayton, Chief Financial Officer of Teekay Gas Group Ltd., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of KPMG LLP, as independent registered public accounting firm, for Teekay LNG Partners L.P.
15.2	Consolidated Financial Statements of TC LNG Shipping L.L.C.
101.INS	XBRL Instance Document.
101.SCJ	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Label Linkbase.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.
____________________________
(1)Previously filed as exhibits 3.1 and 3.5 to the Partnership’s Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on November 24, 2004, and hereby incorporated by reference to such Annual Report.
(2)Previously filed as exhibit 4.1 to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on May 11, 2020 and hereby incorporated by reference to such report.
(3)Previously filed as exhibits 3.4, 10.3, 10.5, 10.6, 10.7 and 10.11 to the Partnership’s Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 11, 2005, and hereby incorporated by reference to such Registration Statement.
(4)Previously filed as exhibit 4.17 to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 19, 2007 and hereby incorporated by reference to such report.
(5)Previously filed as exhibits 4.19, 4.20, 4.21 and 4.22 to the Partnership’s Report on Form 20-F (File No. 1-32479), filed with the SEC on April 11, 2012 and hereby incorporated by reference to such report.
(6)Previously filed as exhibit 4.26 to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 16, 2013 and hereby incorporated by reference to such report.
(7)Previously filed as exhibits 4.29 and 4.30 to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 23, 2015 and hereby incorporated by reference to such report.
(8)Previously filed as exhibits 4.37 and 4.39 to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 26, 2017 and hereby incorporated by reference to such report.
(9)Previously filed as exhibit 4.20 to the Partnership’s Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 5, 2019 and hereby incorporated by reference to such report.
(10)Previously filed as exhibit 10.1 to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on May 11, 2020 and hereby incorporated by reference to such report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
	By:	Teekay GP L.L.C., its General Partner
Date: April 1, 2021	By:	/s/ N. Angelique Burgess
N. Angelique Burgess
Corporate Secretary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders
Teekay LNG Partners L.P.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Teekay LNG Partners L.P. and subsidiaries (the Partnership) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 1, 2021 expressed an unqualified opinion on the effectiveness of the Partnership’s internal control over financial reporting.
Change in Accounting Principles
As discussed in Note 2 to the consolidated financial statements, the Partnership has changed its accounting policies, as of January 1, 2019 due to the adoption of ASU 2016-02 Leases and ASU 2017-12 Derivatives and Hedging – Targeted Improvements to Accounting for Hedging Activities, and has changed its accounting policies as of January 1, 2020 due to the adoption of ASU 2016-13 Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments (ASU 2016-13).
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Recoverability of vessels and equipment in the liquefied petroleum gas segment
As discussed in Note 19 to the consolidated financial statements, the Partnership recognized an impairment charge of $51.0 million in the year ended December 31, 2020 in relation to certain vessels and equipment in the liquefied petroleum gas (LPG) segment. As discussed in Note 1 to the consolidated financial statements, the Partnership assesses vessels and equipment that are intended to be held and used in the Partnership’s business for impairment when events or circumstances indicate the carrying value of the asset may not be recoverable. If the asset’s carrying value exceeds the undiscounted cash flows expected to be generated over its remaining useful life, the carrying value of the asset is reduced to its estimated fair value. Estimates of undiscounted expected cash flows involve, amongst others, assumptions about estimated future charter rates. The carrying value of vessels and equipment reported on the consolidated balance sheet as of December 31, 2020 was $2,896 million, which includes vessels and equipment in the liquefied petroleum gas (LPG) segment.
We identified the assessment of the recoverability of vessels and equipment in the LPG segment as a critical audit matter. Subjective auditor judgment was required to evaluate the estimated future charter rates used in determining the undiscounted expected cash flows. Changes in estimated future charter rates could have had a significant impact on the recoverability of vessels and equipment in the LPG segment.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the determination of the estimated future charter rates. We assessed a selection of estimated future charter rates by comparing them to historical rates and third-party industry publications for vessels with similar characteristics, including type and size. We compared the Partnership’s historical revenue projections to actual results to assess the Partnership’s ability to accurately project future revenue.
Allowance for credit losses of net investment in direct financing and sales-type leases
As discussed in Note 3b to the consolidated financial statements, as a result of the adoption of ASU 2016-13 on January 1, 2020, the Partnership recorded an allowance for expected credit losses for its net investment in direct financing and sales-type leases (net investment in leases), including those within equity-accounted joint ventures, totaling $51.3 million on January 1, 2020 and $85.1 million on December 31, 2020. The credit loss provision relates to the lease receivable component of these direct financing and sales-type leases and is determined using a historical loss rate method.
We identified the assessment of the allowance for expected credit losses for the Partnership’s net investment in leases as a critical audit matter. In particular, subjective auditor judgment was required to evaluate certain assumptions and inputs involved in determining the historical loss rate. Certain of the assumptions and inputs in the determination of the historical loss rate were based in part on estimates of the occurrence or non-occurrence of future events which impact the amount of recoveries earned or additional losses incurred. Changes in the historical loss rate could have had a significant impact on the credit loss provision for the Partnership’s net investment in leases.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Partnership’s allowance for expected credit losses process. This included controls related to the determination of certain of the assumptions and inputs used to estimate the historical loss rate. We evaluated the Partnership’s historical loss rate estimate by testing certain inputs and assumptions that the Partnership used and considered the relevance and reliability of such inputs and assumptions. We compared the losses incurred to date to historical financial results, historical charter rates, and contractual agreements. We assessed a selection of projected charter rates used to estimate the amount of future recoveries earned by comparing them to historical rates and third-party industry publications for vessels with similar characteristics, including type, size, and age and to recent experience.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Partnership’s auditor since 2011.
Vancouver, Canada
April 1, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders
Teekay LNG Partners L.P.:

Opinion on Internal Control Over Financial Reporting
We have audited Teekay LNG Partners L.P. and subsidiaries’ (the Partnership) internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Partnership as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated April 1, 2021 expressed an unqualified opinion on those consolidated financial statements.
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

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
April 1, 2021

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (notes 1 and 2)
(in thousands of U.S. Dollars, except unit and per unit data)

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Voyage revenues (notes 6 and 12a)	591,103	601,256	510,762
Voyage expenses	(17,394)	(21,387)	(28,237)
Vessel operating expenses (note 12a)	(116,396)	(111,585)	(117,658)
Time-charter hire expenses (notes 5b and 12a)	(23,564)	(19,994)	(7,670)
Depreciation and amortization	(129,752)	(136,765)	(124,378)
General and administrative expenses (notes 12a and 17)	(26,904)	(22,521)	(28,512)
Write-down of vessels and goodwill and gain (loss) on sales of vessels (notes 6, 8 and 19)	(51,000)	13,564	(54,653)
Restructuring charges (notes 12a and 18)	—	(3,315)	(1,845)
Income from vessel operations	226,093	299,253	147,809
Equity income (notes 7 and 12a)	72,233	58,819	53,546
Interest expense	(132,806)	(164,521)	(128,303)
Interest income (note 7a)	6,884	3,985	3,760
Realized and unrealized (loss) gain on non-designated derivative instruments (note 13)	(33,334)	(13,361)	3,278
Foreign currency exchange (loss) gain (notes 10 and 13)	(21,356)	(9,640)	1,371
Other expense (notes 3b, 5a and 14b)	(16,910)	(2,454)	(51,373)
Net income before income tax expense	100,804	172,081	30,088
Income tax expense (notes 11 and 14c)	(3,492)	(7,477)	(3,213)
Net income	97,312	164,604	26,875
Non-controlling interest in net income (loss)	9,955	11,814	(1,494)
Preferred unitholders' interest in net income	25,702	25,702	25,701
General partner's interest in net income	1,023	2,542	53
Limited partners’ interest in net income	60,632	124,546	2,615
Limited partners’ interest in net income per common unit (note 16):
• Basic	0.73	1.59	0.03
• Diluted	0.73	1.59	0.03
Weighted-average number of common units outstanding (note 16):
• Basic	83,313,097	78,177,189	79,672,435
• Diluted	83,419,004	78,268,412	79,842,328
Cash distributions declared per common unit	0.94	0.71	0.56
Related party transactions (note 12)
Subsequent events (note 20)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (notes 1 and 2)
(in thousands of U.S. Dollars)

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Net income	97,312	164,604	26,875
Other comprehensive loss:
Other comprehensive loss before reclassifications
Unrealized loss on qualifying cash flow hedging instruments, net of tax	(66,958)	(57,616)	(893)
Amounts reclassified from accumulated other comprehensive loss, net of tax
To equity income:
Realized loss (gain) on qualifying cash flow hedging instruments	15,570	552	(383)
To interest expense:
Realized loss (gain) on qualifying cash flow hedging instruments (note 13)	2,320	(376)	152
Other comprehensive loss	(49,068)	(57,440)	(1,124)
Comprehensive income	48,244	107,164	25,751
Non-controlling interest in comprehensive income (loss)	7,411	9,572	(856)
Preferred unitholders' interest in comprehensive income	25,702	25,702	25,701
General and limited partners' interest in comprehensive income	15,131	71,890	906
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (notes 1 and 2)
(in thousands of U.S. Dollars)

	As at December 31, 2020 $	As at December 31, 2019 $
ASSETS
Current
Cash and cash equivalents	206,762	160,221
Restricted cash – current (note 15a)	8,358	53,689
Accounts receivable, including non-trade of $5,411 (2019 – $10,688)	7,631	13,460
Prepaid expenses	9,259	6,796
Current portion of derivative assets (note 13)	—	355
Current portion of net investments in direct financing and sales-type leases, net (notes 3b and 6)	13,969	273,986
Current portion of advances to equity-accounted joint ventures, net (notes 3b and 7)	10,991	—
Advances to affiliates (note 12b)	4,924	5,143
Other current assets	237	238
Total current assets	262,131	513,888
Restricted cash – long-term (note 15a)	42,823	39,381
Vessels and equipment
At cost, less accumulated depreciation of $744,258 (2019 – $711,758)	1,220,355	1,335,397
Vessels related to finance leases, at cost, less accumulated depreciation of $157,386 (2019 – $109,853) (note 5a)	1,654,814	1,691,945
Operating lease right-of-use assets (notes 2 and 5b)	20,750	34,157
Total vessels and equipment	2,895,919	3,061,499
Investments in and advances to equity-accounted joint ventures, net (notes 3b and 7)	1,056,792	1,155,316
Net investments in direct financing and sales-type leases, net (notes 3b and 6)	500,101	544,823
Other assets	22,382	14,738
Derivative assets (note 13)	4,505	1,834
Intangible assets – net (note 8)	34,510	43,366
Goodwill (note 8)	34,841	34,841
Total assets	4,854,004	5,409,686
LIABILITIES AND EQUITY
Current
Accounts payable	4,883	5,094
Accrued liabilities (notes 9, 13 and 18)	81,706	76,752
Unearned revenue (notes 6 and 14c)	30,254	28,759
Current portion of long-term debt (note 10)	250,508	393,065
Current obligations related to finance leases (note 5a)	71,932	69,982
Current portion of operating lease liabilities (notes 2 and 5b)	14,003	13,407
Current portion of derivative liabilities (note 13)	56,925	38,458
Advances from affiliates (note 12b)	11,047	7,003
Total current liabilities	521,258	632,520
Long-term debt (note 10)	1,221,705	1,438,331
Long-term obligations related to finance leases (note 5a)	1,268,990	1,340,922
Long-term operating lease liabilities (notes 2 and 5b)	6,747	20,750
Other long-term liabilities (notes 3b, 7a and 14c)	56,063	49,182
Derivative liabilities (note 13)	32,971	51,006
Total liabilities	3,107,734	3,532,711
Commitments and contingencies (notes 5, 7, 10, 13 and 14)
Equity
Limited partners - common units (Unlimited units authorized; 87.0 million units and 77.5 million units issued and outstanding at December 31, 2020 and 2019, respectively)	1,465,408	1,543,598
Limited partners - preferred units (11.9 million units authorized; 11.8 million units issued and outstanding at December 31, 2020 and 2019)	285,159	285,159
General partner	46,182	50,241
Accumulated other comprehensive loss	(103,836)	(57,312)
Partners' equity	1,692,913	1,821,686
Non-controlling interest	53,357	55,289
Total equity	1,746,270	1,876,975
Total liabilities and total equity	4,854,004	5,409,686
The accompanying notes are an integral part of the consolidated financial statements

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 2)
(in thousands of U.S. Dollars)

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	97,312	164,604	26,875
Non-cash and non-operating items:
Unrealized loss (gain) on non-designated derivative instruments (note 13)	16,467	3,133	(30,133)
Depreciation and amortization	129,752	136,765	124,378
Write-down of vessels and goodwill and (gain) loss on sales of vessels (notes 6, 8 and 19)	51,000	(13,564)	54,653
Unrealized foreign currency exchange loss (gain) including the effect of settlement upon maturity or termination of cross currency swaps (note 13)	16,194	2,805	(7,525)
Equity income, net of distributions received $71,758 (2019 – $40,303 and 2018 – $14,421)	(475)	(18,516)	(39,125)
Amortization of deferred financing issuance costs included in interest expense	5,788	8,135	8,720
Change in unrealized credit loss provisions included in other expense (note 3b)	16,075	—	—
Other non-cash items	7,161	7,634	(10,495)
Change in operating assets and liabilities (note 15b)	274,231	7,933	3,850
Net operating cash flow	613,505	298,929	131,198

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	604,050	186,566	1,135,304
Scheduled repayments of long-term debt and settlement of related swaps (note 13)	(256,085)	(132,627)	(506,437)
Prepayments of long-term debt and settlement of related swaps	(752,061)	(188,787)	(465,122)
Financing issuance costs	(5,111)	(1,149)	(11,932)
Proceeds from financing related to sales and leaseback of vessels	—	317,806	370,050
Scheduled repayments of obligations related to finance leases	(69,982)	(71,726)	(59,722)
Extinguishment of obligations related to finance leases	—	(111,617)	—
Repurchase of common units (note 16)	(15,635)	(25,728)	(3,786)
Cash distributions paid	(104,397)	(82,379)	(70,345)
Dividends paid to non-controlling interest	(5,940)	(90)	(2,925)
Acquisition of non-controlling interest in certain of the Partnerships' subsidiaries (note 12e)	(2,219)	—	—
Net financing cash flow	(607,380)	(109,731)	385,085

INVESTING ACTIVITIES
Expenditures for vessels and equipment, net of warranty settlement	(10,482)	(97,895)	(686,148)
Capital contributions and advances to equity-accounted joint ventures	(991)	(72,391)	(40,544)
Proceeds from repayments of advances to equity-accounted joint ventures	10,000	—	—
Proceeds from sales of vessels (note 19)	—	11,515	28,518
Receipts from direct financing leases	—	—	10,882
Proceeds from sale of equity-accounted joint venture	—	—	54,438
Net investing cash flow	(1,473)	(158,771)	(632,854)
Increase (decrease) in cash, cash equivalents and restricted cash	4,652	30,427	(116,571)
Cash, cash equivalents and restricted cash, beginning of the year	253,291	222,864	339,435
Cash, cash equivalents and restricted cash, end of the year	257,943	253,291	222,864
Supplemental cash flow information (note 15)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY (notes 1 and 2)
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners
	Common Units	Common Units	Preferred Units	Preferred Units	General Partner	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2017	79,627	1,539,248	11,800	285,159	50,152	4,479	52,385	1,931,423
Net income (loss)	—	2,615	—	25,701	53	—	(1,494)	26,875
Other comprehensive (loss) income	—	—	—	—	—	(1,762)	638	(1,124)
Distributions declared:
Common units ($0.56 per unit)	—	(44,617)	—	—	(911)	—	—	(45,528)
Preferred units Series A ($2.25 per unit)	—	—	—	(11,250)	—	—	—	(11,250)
Preferred units Series B ($2.13 per unit)	—	—	—	(14,451)	—	—	—	(14,451)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(2,925)	(2,925)
Change in accounting policy	—	1,959	—	—	41	—	739	2,739
Equity based compensation, net of withholding tax of $0.7 million	61	612	—	—	12	—	—	624
Repurchase of common units (note 16)	(327)	(3,710)	—	—	(76)	—	—	(3,786)
Balance as at December 31, 2018	79,361	1,496,107	11,800	285,159	49,271	2,717	49,343	1,882,597
Net income	—	124,546	—	25,702	2,542	—	11,814	164,604
Other comprehensive loss	—	—	—	—	—	(55,198)	(2,242)	(57,440)
Distributions declared:
Common units ($0.71 per unit)	—	(55,543)	—	—	(1,134)	—	—	(56,677)
Preferred units Series A ($2.25 per unit)	—	—	—	(11,250)	—	—	—	(11,250)
Preferred units Series B ($2.13 per unit)	—	—	—	(14,452)	—	—	—	(14,452)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(90)	(90)
Change in accounting policy (note 2)	—	1,777	—	—	37	(4,831)	—	(3,017)
Equity based compensation, net of withholding tax of $0.5 million	83	1,087	—	—	22	—	—	1,109
Acquisition of non-controlling interest in certain of the Partnership's subsidiaries (note 12e)	—	838	—	—	17	—	(3,536)	(2,681)
Repurchase of common units (note 16)	(1,934)	(25,214)	—	—	(514)	—	—	(25,728)
Balance as at December 31, 2019	77,510	1,543,598	11,800	285,159	50,241	(57,312)	55,289	1,876,975
Net income	—	60,632	—	25,702	1,023	—	9,955	97,312
Other comprehensive loss	—	—	—	—	—	(46,524)	(2,544)	(49,068)
Distributions declared:
Common units ($0.94 per unit)	—	(77,228)	—	—	(1,467)	—	—	(78,695)
Preferred units Series A ($2.25 per unit)	—	—	—	(11,249)	—	—	—	(11,249)
Preferred units Series B ($2.13 per unit)	—	—	—	(14,453)	—	—	—	(14,453)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(5,940)	(5,940)
Change in accounting policy (note 2)	—	(50,839)	—	—	(1,037)	—	(3,224)	(55,100)
Equity based compensation, net of withholding tax of $0.4 million	64	1,630	—	—	31	—	—	1,661
Other (note 12e)	—	629	—	—	12	—	(179)	462
Issuance of common units (notes 12f and 16)	10,750	2,308	—	—	(2,308)	—	—	—
Repurchase of common units (note 16)	(1,373)	(15,322)	—	—	(313)	—	—	(15,635)
Balance as at December 31, 2020	86,951	1,465,408	11,800	285,159	46,182	(103,836)	53,357	1,746,270
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

1.Summary of Significant Accounting Policies
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

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. The Partnership has experienced some logistical challenges across its fleet, however, at this time, the Partnership has not yet experienced any material negative financial impacts to its results of operations or financial position as a result of COVID-19, other than it being a contributing factor to the write-down of certain of the Partnership's seven multi-gas vessels during the year ended December 31, 2020 as described in Note 19a. Given the dynamic nature of the COVID-19 pandemic, it may have further direct or indirect impact on the Partnership's business and the related financial reporting implications and it could materially affect the Partnership's business, results of operations and financial condition in the future.

Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Partnership is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in foreign currency exchange (loss) gain in the accompanying consolidated statements of income.

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

Accounts receivable and other loan receivables

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

Interest costs capitalized to vessels and equipment for the years ended December 31, 2020, 2019 and 2018 aggregated $nil, $0.3 million and $14.8 million, respectively.

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for conventional tankers, 30 years for liquefied petroleum gas (or LPG) carriers and 35 years for liquefied natural gas (or LNG) carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years, 30 years, or 35 years, respectively. Depreciation of vessels and equipment, excluding amortization of dry-docking expenditures, for the years ended December 31, 2020, 2019 and 2018 aggregated $107.1 million, $115.1 million and $115.5 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as finance leases.

Generally, the Partnership dry docks each of its vessels every two and a half years to five years. The Partnership capitalizes certain costs incurred during dry docking and amortizes those costs on a straight-line basis from the completion of a dry docking to the estimated completion of the next dry docking. The Partnership includes in capitalized dry docking those costs incurred as part of the dry docking to meet classification and regulatory requirements. The Partnership expenses costs related to routine repairs and maintenance performed during dry docking.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
The following table summarizes the change in the Partnership’s capitalized dry docking costs, from January 1, 2018 to December 31, 2020:

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Balance at January 1,	38,764	40,365	39,144
Cost incurred for dry docking	6,968	11,000	15,259
Write-downs and sales of vessels	(766)	—	(2,448)
Dry-dock amortization	(13,727)	(12,601)	(11,590)
Balance at December 31,	31,239	38,764	40,365

Vessels and equipment that are intended to be held and used in the Partnership's business are assessed for impairment when events or circumstances indicate the carrying value of the asset may not be recoverable. If the asset’s net carrying value exceeds the estimated net undiscounted cash flows expected to be generated over its remaining useful life and the fair value of the asset is less than its carrying value, the carrying value of the asset is reduced to its estimated fair value. The estimated fair value for the Partnership’s impaired vessels is determined using discounted cash flows or appraised values. In cases where an active second-hand sale and purchase market does not exist, or in certain other cases, the Partnership uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second-hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Partnership would expect to receive if it were to sell the vessel. Such appraisal is based on second-hand sale and purchase data, and other information provided by third parties.

Vessels and equipment that are "held for sale" are measured at the lower of their carrying value or fair value less costs to sell and are not depreciated while classified as held for sale. Interest and other expenses and related liabilities attributable to vessels and equipment classified as held for sale continue to be recognized as incurred.

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
The Partnership uses the effective interest rate method to subsequently account for the lease liability, whereby interest is recognized in interest expense in the Partnership’s consolidated statements of income. For those leases classified as operating leases, lease interest and right-of-use asset amortization in aggregate result in a straight-line expense profile that is presented in time-charter hire expense for vessels and general and administrative expense for office leases, unless the right-of-use asset becomes impaired. For those leases classified as finance leases, the right-of-use asset is amortized on a straight-line basis over the remaining life of the vessel, with such amortization included in depreciation and amortization in the Partnership’s consolidated statements of income. Variable lease payments that are based on the usage or performance of the underlying asset are recognized as an expense when incurred, unless achievement of a specified target triggers the lease payment, in which case an expense is recognized in the period when achievement of the target is considered probable.
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
The right-of-use asset is assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the right-of-use asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the right-of-use asset is reduced to its estimated fair value. The estimated fair value for the Partnership's impaired right-of-use assets from vessel in-charters is determined using a discounted cash flow approach to estimate the fair value. Subsequent to an impairment, a right-of-use asset related to an operating lease is amortized on a straight-line basis over its remaining life.
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
Credit losses
The Partnership utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for net investments in direct financing and sales-type leases, loans to equity-accounted joint ventures, guarantees of secured loan facilities of equity-accounted joint ventures, non-operating lease accounts receivables, contracts assets and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. The Partnership discontinues accrual of interest on financial assets if collection of required payments is no longer probable, and in those situations, recognizes payments received on non-accrual assets on a cash basis method, until collection of required payments becomes probable. The Partnership considers a financial asset to be past due when payment is not made with 30 days of it being owed, assuming there is no dispute or other uncertainty regarding the amount owing.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
Expected credit loss provisions are presented on the consolidated balance sheets as a reduction to the carrying value of the related financial asset and as an other long-term liability for expected credit loss provisions that relate to guarantees of secured loan facilities of equity-accounted joint ventures. Changes in expected credit loss provisions are presented within other expense in the Partnership's consolidated statements of income.
Prior to the adoption of Accounting Standards Update ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13) on January 1, 2020, the Partnership recognized an allowance for doubtful accounts receivable consisting of the Partnership's best estimate of the amount of probable credit losses in existing accounts receivable based on historical write-off experience and customer economic data. The Partnership reviewed the allowance for doubtful accounts regularly and past due balances were reviewed for collectibility. Account balances were charged against the allowance when the Partnership believed that the receivable would not be recovered. In addition, the Partnership analyzed its loans for collectability during each reporting period. A loan loss provision was recognized, based on prevailing information and events, if it was probable that the Partnership would be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Partnership considered in determining if a loan loss provision was required include, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor (when available), any information provided by the debtor regarding its ability to repay the loan, and the fair value of the underlying collateral. When a loan loss provision was recognized, the Partnership measured the amount of the loss provision based on the present value of expected future cash flows discounted at the loan's effective interest rate and recognizes the resulting loss in the consolidated statements of income. The carrying value of the loan was adjusted each subsequent period to reflect any changes in the present value of the expected future cash flows.
For charter contracts being accounted for as operating leases, if the remaining lease payments are no longer probable of being collected any unpaid accounts receivable and any accrued revenue will be reversed against revenue and any subsequent payments will be recognized as revenue when collected until such time that the remaining lease payments are probable of being collected.

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

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated interest rate swaps and the Partnership's agreement with Teekay Corporation for the Suezmax tanker the Toledo Spirit (which was sold in January 2019) are recorded in realized and unrealized loss on non-designated derivative instruments in the Partnership’s consolidated statements of income. Gains and losses from the Partnership’s cross currency swaps are recorded in foreign currency exchange gain (loss) in the Partnership’s consolidated statements of income.

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

Income taxes

The Partnership accounts for income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the consolidated financial statement basis and the tax basis of the Partnership’s assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is more-likely-than not that some or all of the benefit from the deferred tax asset will not be realized.

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
2.Accounting Pronouncements
The Partnership adopted ASU 2016-02 on January 1, 2019. ASU 2016-02 established a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 was adopted using a transition approach whereby a cumulative effect adjustment was made as of the effective date, with no retrospective effect. ASU 2016-02 provides an optional practical expedient to lessors to not separate lease and non-lease components of a contract if certain criteria are met. In addition, the Partnership early adopted ASU 2019-01, which provided an exception for lessors who are not manufacturers or dealers to determine the fair value of leased property using the underlying asset’s cost, instead of fair value. To determine the cumulative effect adjustment, the Partnership has not reassessed lease classification, initial direct costs for any existing leases and whether any expired or existing contracts are or contain leases. The Partnership identified the following differences:

•The adoption of ASU 2016-02 resulted in a change in the accounting method for the lease portion of the daily charter hire accounted for as operating leases with firm periods of greater than one year for certain of the chartered-in vessels of the Partnership and the Partnership's equity-accounted joint ventures. Under ASU 2016-02, one of the Partnership's in-charter contracts previously accounted for as an operating lease is now treated as an operating lease right-of-use asset and an operating lease liability, which resulted in an increase of the Partnership's assets and liabilities. The right-of-use asset and lease liability recognized at December 31, 2019 was $34.2 million (January 1, 2019 – $22.8 million). In addition, certain equity-accounted joint ventures recognized a right-of-use asset and a lease liability on the balance sheet for certain in-charters based on the present value of future minimum lease payments, whereas previously no right-of-use asset or lease liability was recognized. This had the result of increasing the equity-accounted joint venture’s assets and liabilities. The pattern of expense recognition of chartered-in vessels has remained substantially unchanged from the prior policy and is expected to remain substantially unchanged, unless the right-of-use asset becomes impaired.
•The adoption of ASU 2016-02 results in the recognition of revenue from the reimbursement of scheduled dry-dock expenditures, where such charter contract is accounted for as an operating lease, occurring upon completion of the scheduled dry-dock, instead of ratably over the period between the previous scheduled dry-dock and the next scheduled dry-dock. This change decreased investments in and advances to equity-accounted joint ventures by $0.1 million, and total equity by $0.1 million as at December 31, 2019. The cumulative decrease to investments in and advances to equity-accounted joint ventures and opening equity as at January 1, 2019 was $3.0 million.
•The adoption of ASU 2016-02 results in direct financing and sales-type lease payments received being presented as an operating cash inflow in 2020 and 2019 instead of as an investing cash inflow, as presented in 2018 in the consolidated statements of cash flows. Direct financing and sales-type lease payments received during the years ended December 31, 2020, 2019 and 2018 were $274.6 million, $17.1 million and $10.9 million, respectively.
•The adoption of ASU 2016-02 results in sale and leaseback transactions where the seller lessee has a fixed price repurchase option or other situations where the leaseback would be classified as a finance lease being accounted for as a failed sale of the vessel and a failed purchase of the vessel by the buyer lessor. Prior to the adoption of ASU 2016-02 such transactions were accounted for as a completed sale and a completed purchase. Consequently, for such transactions the Partnership does not derecognize the vessel sold and continues to depreciate the vessel as if it were the legal owner. Proceeds received from the sale of the vessel are recognized as a financial liability and bareboat charter hire payments made by the Partnership to the lessor are allocated between interest expense and principal repayments on the financial liability. The adoption of ASU 2016-02 has resulted in the sale and leaseback of the Yamal Spirit and the Torben Spirit during 2019, respectively, being accounted for as failed sales and unlike the eight sale-leaseback transactions entered into in prior years, the Partnership is not considered as holding a variable interest in the buyer lessor entity and thus, does not consolidate the buyer lessor entity (see Note 5a).
In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be recorded in other comprehensive (loss) income and reclassified to earnings in the same income statement line as the hedged item when the hedged item affects earnings. The guidance also modified the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modified certain disclosure requirements. ASU 2017-12 became effective for the Partnership as of January 1, 2019. This change decreased accumulated other comprehensive (loss) income by $4.8 million as at January 1, 2019, and correspondingly increased opening equity as at January 1, 2019 by $4.8 million.

In June 2016, the FASB issued ASU 2016-13. ASU 2016-13 introduced a new credit loss methodology, which requires earlier recognition of potential credit losses, while also providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime “expected

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaced multiple existing impairment methods under previous GAAP for these types of assets, which generally required that a loss be incurred before it was recognized.

The Partnership adopted this update on January 1, 2020 with a modified-retrospective approach, whereby a cumulative-effect adjustment was made to reduce partner's equity on January 1, 2020 without any retroactive application to prior periods. The Partnership's net investments in direct financing and sales-type leases, advances to equity-accounted joint ventures, guarantees of indebtedness of equity-accounted joint ventures and receivables related to non-operating lease revenue arrangements are subject to ASU 2016-13. On adoption, the Partnership decreased the carrying value of partners' equity by $51.9 million, investments in and advances to equity-accounted joint ventures by $40.0 million, net investments in direct financing and sales-type leases by $15.1 million and non-controlling interest by $3.2 million, and increased its other assets and other long-term liabilities by $1.4 million and $1.4 million, respectively. The cumulative adjustment recorded on initial adoption of this update does not reflect an increase in credit risk exposure to the Partnership compared to previous periods presented.

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes (or ASU 2019-12), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The guidance becomes effective for annual reporting periods beginning after December 15, 2020 and interim periods within those fiscal years with early adoption permitted, including adoption in any interim period. The Partnership is currently evaluating the effect of adopting this new guidance.

In March 2020, the FASB issued ASU 2020-04 - Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (or ASU 2020-04). This ASU provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or "LIBOR"). This ASU applies only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. This ASU is effective through December 31, 2022. The Partnership is currently evaluating the effect of adopting this new guidance.
3.Fair Value Measurements and Financial Instruments
a) Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the Partnership’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Interest rate swap agreements, foreign currency forward contracts and cross currency swap agreements – The fair value of these derivative instruments of the Partnership is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. The Partnership transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. The Partnership's interest rate swap agreements do not require the Partnership to provide cash collateral to these institutions; however, cash collateral may be required by certain institutions on some of the Partnership's cross currency swap agreements and as at December 31, 2020, the Partnership had pledged $3.8 million cash as collateral (December 31, 2019 – $14.3 million), which has been recorded as restricted cash – current and long-term on the Partnership's consolidated balance sheets. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term. Minor changes to the forward interest curves and forward foreign exchange rates used as inputs to the valuations may have a significant effect on the fair value of these derivative instruments.

Long-term debt – The fair values of the Partnership’s fixed-rate and variable-rate long-term debt are either based on quoted market prices or estimated by the Partnership using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Long-term obligations related to finance leases – The fair values of the Partnership's long-term obligations related to finance leases are estimated by the Partnership using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

The Partnership categorizes the fair value estimates by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.Observable inputs such as quoted prices in active markets;
Level 2.Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

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

		December 31, 2020		December 31, 2019
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash (note 15a)	Level 1	257,943	257,943	253,291	253,291
Derivative instruments (note 13)
Interest rate swap agreements – assets	Level 2	—	—	2,210	2,210
Interest rate swap agreements – liabilities	Level 2	(75,468)	(75,468)	(50,447)	(50,447)
Foreign currency contracts	Level 2	—	—	(202)	(202)
Cross currency swap agreements – assets	Level 2	4,505	4,505	—	—
Cross currency swap agreements – liabilities	Level 2	(20,022)	(20,022)	(42,104)	(42,104)
Non-recurring:
Vessels and equipment (note 19a)	Level 2	40,717	40,717	—	—
Other:
Loans to equity-accounted joint ventures (note 7)	(i)	116,632	(i)	126,546	(i)
Long-term debt – public (note 10)	Level 1	(352,260)	(359,581)	(345,824)	(358,005)
Long-term debt – non-public (note 10)	Level 2	(1,119,953)	(1,137,050)	(1,485,572)	(1,474,208)
Obligations related to finance leases (note 5a)	Level 2	(1,340,922)	(1,456,927)	(1,410,904)	(1,434,910)
(i)The advances to equity-accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

b) Credit Losses
The Partnership's exposure to potential credit losses under ASC 326 includes its three direct financing leases, three of its loans to equity-accounted joint ventures and its guarantees of its proportionate share of secured loan facilities and finance leases of five of its equity-accounted joint ventures. In addition, the Partnership's exposure to potential credit losses within its equity-accounted joint ventures under ASC 326 primarily includes direct financing and sales-types leases for 18 liquefied natural gas (or LNG) carriers within its 50/50 joint venture with China LNG Shipping (Holdings) Limited (or China LNG) (or the Yamal LNG Joint Venture); its joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd (or the Pan Union Joint Venture); its 40% ownership interest in Teekay Nakilat (III) Corporation (or the RasGas III Joint Venture); its 33% ownership interest in a joint venture with NYK Energy Transport (or NYK) and Mitsui & Co. Ltd. (or the Angola Joint Venture); and one floating storage unit (or FSU) and an LNG regasification terminal joint venture within Bahrain LNG W.L.L (or the Bahrain LNG Joint Venture) (see Note 7a).

The following table includes the amortized cost basis of the Partnership’s direct interests in financing receivables and net investment in direct financing leases by class of financing receivables and by period of origination and their associated credit quality.

	Amortized Cost Basis by Origination Year
	Credit Quality Grade (1)	2020	2018	2016	Prior to 2016	Total
As at December 31, 2020		$	$	$	$	$
Direct financing leases
Tangguh Hiri and Tangguh Sago	Performing	—	—	—	332,308	332,308
Bahrain Spirit	Performing	—	211,939	—	—	211,939
		—	211,939	—	332,308	544,247
Loans to equity-accounted joint ventures
Exmar LPG Joint Venture	Performing	—	—	—	42,266	42,266
Bahrain LNG Joint Venture	Performing	—	—	73,375	—	73,375
Other	Performing	991	—	—	—	991
		991	—	73,375	42,266	116,632
		991	211,939	73,375	374,574	660,879

(1)The Partnership's credit quality grades are based on internal risk credit ratings whereby a credit quality grade of performing is consistent with a low likelihood of loss. The Partnership assesses the credit quality of its direct financing leases and loan to the Partnership's 50/50 LPG-related joint venture with Exmar NV (or Exmar) (or the Exmar LPG Joint Venture) on whether there are no past due payments (30 days late), no concessions granted to the counterparties and whether the Partnership is aware of any other information that would indicate that there is a material increase of likelihood of loss.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
The same policy is applied by the equity-accounted joint ventures. The Partnership assesses the credit quality of its loan to the Bahrain LNG Joint Venture based on whether there are any past due payments from the Bahrain LNG Joint Venture’s primary customer, whether the Bahrain LNG Joint Venture has granted any concessions to its primary customer and whether the Partnership is aware of any other information that would indicate that there is a material increase of likelihood of loss. As at December 31, 2020, all direct financing and sales-type leases held by the Partnership and the Partnership’s equity-accounted joint ventures had a credit quality grade of performing.

Changes in the Partnership's allowance for credit losses for year ended December 31, 2020 are as follows:

	Direct financing leases (1) $	Direct financing and sales-type leases and other within equity-accounted joint ventures (1) $	Loans to equity-accounted joint ventures (2) $	Guarantees of debt (3) $	Total $
As at January 1, 2020	15,055	36,292	3,714	2,139	57,200
Provision for potential credit losses	15,122	18,645	1,012	(59)	34,720
As at December 31, 2020	30,177	54,937	4,726	2,080	91,920
(1)The credit loss provision related to the lease receivable component of the net investment in direct financing and sales-type leases is based on an internal historical loss rate, as adjusted when asset specific risk characteristics of the existing lease receivables at the reporting date are not consistent with those used to measure the internal historical loss rate and as further adjusted when management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. During the year ended December 31, 2020, two LNG project counterparties maintained investment grade credit ratings. As such, the internal historical loss rate used to determine the credit loss provision at both January 1, 2020 and December 31, 2020 was adjusted downwards to reflect a lower risk profile for these two LNG projects at such dates compared to the average LNG project used to determine the internal historical loss rate. In addition, the internal historical loss rate was adjusted upwards for (a) one LNG project to reflect a lower credit rating for the counterparty, including consideration of the critical infrastructure nature of LNG production, and (b) a second LNG project to reflect a larger potential risk of loss upon potential default as the vessels servicing this project have fewer opportunities for redeployment compared to the Partnership’s other LNG carriers. The credit loss provision for the residual value component is based on a reversion methodology whereby the current estimated fair value of the vessel as depreciated to the end of the charter contract is compared to the expected carrying value, with such potential gain or loss on maturity being included in the credit loss provision in increasing magnitude on a straight-line basis the closer the contract is to its maturity. Risks related to the net investments in direct financing and sales-type leases consist of risks related to the underlying LNG projects and demand for LNG carriers at the end of the time-charter contracts.
The change in credit loss provision of $15.1 million for the Partnership's consolidated vessels for the year ended December 31, 2020 was included in other expense and primarily reflects a decline in the estimated charter-free valuations for certain types of its LNG carriers at the end of their time-charter contract which are accounted for as direct financing leases. These estimated future charter-free values are subject to change from year to year based on the underlying LNG shipping market fundamentals. The change in the credit loss provision for the Partnership's consolidated vessels for the year ended December 31, 2020 does not reflect any material change in expectations of the charterers' ability to make their time-charter hire payments as they come due compared to the beginning of the year.
The change in credit loss provision of $18.6 million for the year ended December 31, 2020 relating to the direct financing and sales-type leases and other within the Partnership's equity-accounted joint ventures is included in equity income and reflects a decline in the estimated charter-free valuations for certain types of LNG carriers at the end of their time-charter contract which are accounted for as direct financing and sales-type leases for the year ended December 31, 2020, combined with the initial credit loss provision recognition upon commencement of the sales-type lease for the LNG regasification terminal and associated FSU in the Bahrain LNG Joint Venture in January 2020.
(2)The determination of the credit loss provision for such loans is based on their expected duration and on an internal historical loss rate of the Partnership and its affiliates, as adjusted when asset specific risk characteristics of the existing loans at the reporting date are not consistent with those used to measure the internal historical loss rate and as further adjusted when management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. These two loans rank behind secured debt in each equity-accounted joint venture. As such, they are similar to equity in terms of risk. The Exmar LPG Joint Venture owns and charters-in liquefied petroleum gas (or LPG) carriers with a primary focus on mid-size gas carriers. Their vessels trade on the spot market or short-term charters. Adverse changes in the spot market for mid-size LPG carriers, as well as operating costs for such vessels, may impact the ability of the Exmar LPG Joint Venture to repay its loan to the Partnership. The Bahrain LNG Joint Venture owns an LNG receiving and regasification terminal in Bahrain. The ability of Bahrain LNG Joint Venture to repay its loan to the Partnership is primarily dependent upon the Bahrain LNG Joint Venture’s customer, a company owned by the Kingdom of Bahrain, fulfilling its obligations under the 20-year agreement, as well as the Bahrain LNG Joint Venture’s ability to operate the terminal in accordance with the agreed upon operating criteria.
(3)The determination of the credit loss provision for such guarantees was based on a probability of default and loss given default methodology. In determining the overall estimated loss from default as a percentage of the outstanding guaranteed share of secured loan facilities and finance leases, the Partnership considers current and future operational performance of the vessels securing the loan facilities and finance leases and current and future expectations of the proceeds that could be received from the sale of the vessels securing the loan facilities and finance leases in comparison to the outstanding principal amount of the loan facilities and finance leases if the Partnership was required to fulfill its obligations under the guarantees. See Note 7d relating to the guarantees the Partnership provides for its equity-accounted joint ventures.

4.Segment Reporting

As at December 31, 2020, the Partnership has two reportable segments, the LNG segment and the LPG segment. The Partnership’s LNG segment consists of LNG carriers which generally operate under long-term, fixed-rate charters to international energy companies. The Partnership's LPG segment consists of LPG and multi-gas carriers which generally operate under voyage charters or time-charters. As at December 31, 2020, the Partnership’s LNG segment consisted of 47 LNG carriers (including 25 LNG carriers included in joint ventures that are accounted for under the equity method) and one LNG receiving and regasification terminal in Bahrain. As at December 31, 2020, the Partnership's LPG segment consisted of 30 LPG/multi-gas carriers (including 23 LPG carriers included in a joint venture that is accounted for under the equity method). As at December

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
2019, the Partnership had the following reportable segments, the LNG segment, the LPG segment and the conventional tanker segment. The Partnership sold its two remaining conventional tankers, the Toledo Spirit and the Alexander Spirit, in January and October 2019, respectively. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following table presents voyage revenues and percentage of consolidated voyage revenues for the Partnership’s customers who accounted for 10% or more of the Partnership's consolidated voyage revenues during any of the periods presented.

(U.S. Dollars in millions)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Royal Dutch Shell Plc. (i) (ii)	$134.4 or 23%	$126.9 or 21%	$115.4 or 23%
Ras Laffan Liquefied Natural Gas Company Ltd. (i)	$71.5 or 12%	$71.1 or 12%	$70.6 or 14%
Naturgy Energy Group S.A. (i)	$65.3 or 11%	$65.6 or 11%	Less than 10%
Cheniere Marketing International (i)	$61.0 or 10%	$60.6 or 11%	$60.1 or 12%
(i)LNG segment.
(ii)Includes its subsidiaries Shell International Trading Middle East Ltd. and Shell Tankers (Singapore) Private Ltd.

The following tables include results for these segments for the years presented in these consolidated financial statements.

	Year Ended December 31, 2020
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	552,416	38,687	—	591,103
Voyage expenses	(3,009)	(14,385)	—	(17,394)
Vessel operating expenses	(98,572)	(17,824)	—	(116,396)
Time-charter hire expenses	(23,564)	—	—	(23,564)
Depreciation and amortization	(122,523)	(7,229)	—	(129,752)
General and administrative expenses(i)	(24,879)	(2,025)	—	(26,904)
Write-down of vessels	—	(51,000)	—	(51,000)
Income (loss) from vessel operations	279,869	(53,776)	—	226,093

Equity income (loss)	79,244	(7,011)	—	72,233
Investment in and advances to equity-accounted joint ventures, net	934,059	133,724	—	1,067,783
Expenditures for vessels and equipment	(12,382)	(1,093)	—	(13,475)
Expenditures for dry docking	(4,862)	(2,106)	—	(6,968)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	Year Ended December 31, 2019
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	555,303	39,211	6,742	601,256
Voyage expenses	(4,493)	(16,563)	(331)	(21,387)
Vessel operating expenses	(90,954)	(17,888)	(2,743)	(111,585)
Time-charter hire expenses	(19,994)	—	—	(19,994)
Depreciation and amortization	(128,138)	(7,931)	(696)	(136,765)
General and administrative expenses(i)	(20,193)	(1,789)	(539)	(22,521)
Gain on sales of vessels and write-down of vessels	14,349	—	(785)	13,564
Restructuring charges	(400)	—	(2,915)	(3,315)
Income (loss) from vessel operations	305,480	(4,960)	(1,267)	299,253

Equity income (loss)	59,600	(781)	—	58,819
Investment in and advances to equity-accounted joint ventures, net	1,003,581	151,735	—	1,155,316
Expenditures for vessels and equipment	(101,052)	(1,538)	—	(102,590)
Expenditures for dry docking	(8,224)	(2,776)	—	(11,000)

	Year Ended December 31, 2018
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	454,517	23,922	32,323	510,762
Voyage expenses	(2,750)	(15,907)	(9,580)	(28,237)
Vessel operating expenses	(82,952)	(20,932)	(13,774)	(117,658)
Time-charter hire expenses	(7,670)	—	—	(7,670)
Depreciation and amortization	(111,360)	(7,748)	(5,270)	(124,378)
General and administrative expenses(i)	(23,270)	(2,932)	(2,310)	(28,512)
Write-down of goodwill and vessels	—	(33,790)	(20,863)	(54,653)
Restructuring charges	—	—	(1,845)	(1,845)
Income (loss) from vessel operations	226,515	(57,387)	(21,319)	147,809

Equity income (loss)	60,228	(6,682)	—	53,546
Expenditures for vessels and equipment	(684,951)	(1,230)	(124)	(686,305)
Expenditures for dry docking	(7,505)	(5,059)	(15)	(12,579)
(i)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources (Note 12a)).

A reconciliation of total segment assets presented in the Partnership's consolidated balance sheets is as follows:

	December 31, 2020 $	December 31, 2019 $
Total assets of the liquefied natural gas segment	4,395,336	4,924,627
Total assets of the liquefied petroleum gas segment	246,982	319,695
Unallocated:
Cash and cash equivalents	206,762	160,221
Advances to affiliates	4,924	5,143
Consolidated total assets	4,854,004	5,409,686

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
5.Chartered-in Vessels

a) Obligations related to Finance Leases

	December 31, 2020 $	December 31, 2019 $
Total obligations related to finance leases	1,340,922	1,410,904
Less current portion	(71,932)	(69,982)
Long-term obligations related to finance leases	1,268,990	1,340,922

As at December 31, 2020 and 2019, the Partnership was a party to finance leases on nine LNG carriers. These nine LNG carriers were sold by the Partnership to third parties (or Lessors) and leased back under 7.5 to 15-year bareboat charter contracts ending in 2026 through to 2034. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.1%. The bareboat charter contracts are presented as obligations related to finance leases on the Partnership's consolidated balance sheets and have purchase obligations at the end of the lease terms.
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

During September 2019, the Partnership refinanced the Torben Spirit by acquiring the Torben Spirit from its original Lessor and then selling the vessel to another Lessor and leasing it back for a period of 7.5 years. The Partnership is required to purchase the vessel at the end of the lease term. As a result of this refinancing transaction, the Partnership recognized a loss of $1.4 million for the year ended December 31, 2019 on the extinguishment of the original finance lease which was included in other expense in the Partnership's consolidated statements of income.

The obligations of the Partnership under the bareboat charter contracts for the nine LNG carriers are guaranteed by the Partnership. In addition, the guarantee agreements require the Partnership to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at December 31, 2020, the Partnership was in compliance with all covenants in respect of the obligations related to its finance leases.

As at December 31, 2020, the remaining commitments related to the financial liabilities of these nine LNG carriers, including the amounts to be paid for the related purchase obligations, approximated $1.7 billion including imputed interest of $400.5 million repayable through 2034, as indicated below:

Year	Commitments as at December 31, 2020
2021	$138,601
2022	$136,959
2023	$135,459
2024	$132,011
2025	$129,725
Thereafter	$1,068,641

b) Operating Leases
The Partnership has chartered a vessel from its 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture) on a time-charter-in contract, whereby the MALT Joint Venture provides use of the vessel to the Partnership and operates the vessel for the Partnership.

Under its time-charter-in contract with the MALT Joint Venture commencing in September 2018, which had an original term of two years and was further extended by 21 months to June 2022, the Partnership incurred time-charter hire expenses for the year ended December 31, 2020 of $23.6 million (2019 – $20.0 million, 2018 – $7.7 million), of which $14.6 million (2019 – $12.4 million, 2018 – $4.8 million) was allocable to the lease component and $9.0 million (2019 – $7.6 million, 2018 – $2.9 million) was allocable to the non-lease component. The lease component approximates the cash paid for the amounts included in operating lease liabilities and is reflected as a reduction in operating cash flows for the years ended December 31, 2020, 2019 and 2018. As at December 31, 2020, the weighted-average remaining lease term and weighted-average discount rate for the time-charter-in contract were 1.5 years and 4.6%, respectively.

A maturity analysis of the Partnership’s operating lease liabilities from its time-charter-in contract with the MALT Joint Venture as at December 31, 2020 is as follows:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	Lease Commitment	Non-Lease Commitment	Total Commitment
Year	$	$	$
Payments:
2021	14,670	9,055	23,725
2022	6,832	4,218	11,050
Total payments	21,502	13,273	34,775
Less imputed interest	(752)
Carrying value of operating lease liabilities	20,750
Less current portion	(14,003)
Carrying value of long-term operating lease liabilities	6,747
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

As at December 31, 2020, a substantial majority of the Partnership’s consolidated vessels operated under time-charter contracts with the Partnership’s customers. Such contracts are scheduled to expire between 2021 and 2039. The time-charter contracts for many of the Partnership's LNG carriers have options whereby the charterer can extend the contract for periods up to a total extension between three and 15 years. In addition, each of the Partnership's time-charter contracts are subject to certain termination and purchase provisions. As at December 31, 2020, the Partnership had $26.5 million of advanced payments recognized as contract liabilities (December 31, 2019 – $24.9 million) which are expected to be recognized as voyage revenues in 2021 and are included in unearned revenue on the Partnership's consolidated balance sheets. The Partnership recognized $24.9 million and $26.4 million of revenue for the years ended December 31, 2020 and 2019, respectively, that was recognized as a contract liability at the beginning of those years.

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
Revenue Table
The following tables contain the Partnership's revenue for the year ended December 31, 2020, 2019 and 2018, by contract type and by segment.

	Year Ended December 31, 2020
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	543,408	—	—	543,408
Voyage charters	—	38,687	—	38,687
Management fees and other income	9,008	—	—	9,008
	552,416	38,687	—	591,103

	Year Ended December 31, 2019
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	530,434	2,860	6,742	540,036
Voyage charters	—	36,351	—	36,351
Bareboat charters	18,387	—	—	18,387
Management fees and other income	6,482	—	—	6,482
	555,303	39,211	6,742	601,256

	Year Ended December 31, 2018
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	420,262	—	17,405	437,667
Voyage charters	—	23,922	14,591	38,513
Bareboat charters	23,820	—	—	23,820
Management fees and other income	10,435	—	327	10,762
	454,517	23,922	32,323	510,762
The following table contains the Partnership’s total revenue for the years ended December 31, 2020, 2019 and 2018, by contracts or components of contracts accounted for as leases and those not accounted for as leases:

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Lease revenue
Lease revenue from lease payments of operating leases	505,029	516,772	440,963
Interest income on lease receivables	50,504	51,676	41,963
Variable lease payments – cost reimbursements(1)	5,398	4,635	—
Variable lease payments – other(2)	—	—	(1,480)
	560,931	573,083	481,446
Non-lease revenue
Non-lease revenue – related to sales-type or direct financing leases	21,164	21,691	18,554
Management fees and other income	9,008	6,482	10,762
	30,172	28,173	29,316
Total	591,103	601,256	510,762
(1)Reimbursements for vessel operating expenditures and dry-docking expenditures received from the Partnership's customers relating to such costs incurred by the Partnership to operate the vessel for the customer pursuant to charter contracts accounted for as operating leases.
(2)Payments to charterer from time-charter contracts based on the base daily hire amount being in excess of spot market rates.

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

In 2013, the Partnership acquired two LNG carriers, the WilPride and WilForce from Norway-based Awilco LNG ASA (or Awilco) and chartered them back to Awilco on five-year and four-year fixed-rate bareboat charter contracts, respectively, with Awilco holding fixed-price purchase obligations at the end of the charter contracts. These charter contracts were subsequently extended to February 2020, with the ownership of both vessels transferring to Awilco at the end of this extension. In addition, in October 2019, Awilco obtained credit approval for a financing facility that would provide the funds necessary for Awilco to fulfill its purchase obligation of the two LNG carriers. As a result, both vessels were derecognized and sales-type lease receivables were recognized based on the remaining amounts owing to the Partnership, including the purchase obligations. The Partnership recognized a gain of $14.3 million upon derecognition of the vessels for the year ended December 31, 2019, which was included in write-down of vessels and goodwill and gain (loss) on sales of vessels in the Partnership's consolidated statements of income. In January 2020, Awilco purchased both LNG carriers from the Partnership and paid the Partnership the associated purchase obligation, deferred hire amounts and interest on deferred hire amounts thereon, totaling $260.4 million relating to these two vessels.

The following table lists the components of the net investments in direct financing and sales-type leases:

	December 31, 2020 $	December 31, 2019 $
Total lease payments to be received	767,202	1,115,968
Estimated unguaranteed residual value of leased properties	284,277	284,277
Initial direct costs	264	296
Less unearned revenue	(507,496)	(581,732)
Total net investments in direct financing and sales-type leases	544,247	818,809
Less credit loss provision	(30,177)	—
Total net investments in direct financing and sales-type leases, net	514,070	818,809
Less current portion	(13,969)	(273,986)
Net investments in direct financing and sales-type leases, net	500,101	544,823

As at December 31, 2020, estimated lease payments to be received by the Partnership related to its direct financing leases in each of the next five succeeding fiscal years were approximately $64.2 million (2021), $64.2 million (2022), $64.0 million (2023), $64.3 million (2024), $64.2 million (2025) and an aggregate of $446.3 million thereafter. The leases are scheduled to end between 2028 and 2039.
Operating Leases
As at December 31, 2020, the minimum scheduled future rentals to be received by the Partnership in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $464.4 million (2021), $369.9 million (2022), $307.0 million (2023), $250.8 million (2024), and $196.3 million (2025). Minimum scheduled future rentals on operating lease contracts do not include rentals from vessels in the Partnership's equity-accounted joint ventures, rentals from unexercised option periods of contracts that existed on December 31, 2020, variable or contingent rentals, or rentals from contracts which were entered into or commenced after December 31, 2020. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.
The carrying amount of the Partnership's vessels which are employed on these charter contracts as at December 31, 2020, was $2.8 billion (December 31, 2019 – $2.9 billion). The cost and accumulated depreciation of these vessels employed on these charter contracts as at December 31, 2020 were $3.7 billion (December 31, 2019 – $3.6 billion) and $889.4 million (December 31, 2019 – $777.9 million), respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
7.Equity-Accounted Joint Ventures
a)A summary of the Partnership's investments in and advances to equity-accounted joint ventures are as follows:

		As at December 31, 2020		As at December 31,
Name	Ownership Percentage	# of Delivered Vessels	LNG Terminal	2020 $	2019 $
Angola Joint Venture (i)	33%	4	-	90,659	88,465
Bahrain LNG Joint Venture (ii)	30%	-	1	38,678	60,462
Excalibur Joint Venture (iii)	50%	1	-	35,871	32,691
Exmar LPG Joint Venture (iv)	50%	23	-	134,138	151,673
MALT Joint Venture (v)	52%	6	-	359,442	357,411
Pan Union Joint Venture (vi)	20%-30%	4	-	81,548	79,568
RasGas III Joint Venture (vii)	40%	4	-	97,721	120,920
Yamal LNG Joint Venture (viii)	50%	6	-	234,452	264,126
		48	1	1,072,509	1,155,316
Less credit loss provision				(4,726)	—
Total investments in and advances to equity-accounted joint ventures, net				1,067,783	1,155,316
Less current portion of advances to equity- accounted joint ventures, net				(10,991)	—
Investments in and advances to equity- accounted joint ventures, net				1,056,792	1,155,316

(i)Angola Joint Venture
As at December 31, 2020, the Partnership has a 33% ownership interest in the Angola Joint Venture that owns four 160,400-cubic meter LNG carriers (or the Angola LNG Carriers). The other partners of the Angola Joint Venture are NYK (33%) and Mitsui & Co. Ltd. (34%).
As at December 31, 2020, the Partnership had advanced $1.0 million to the Angola Joint Venture (December 31, 2019 – $nil). These advances bear interest at LIBOR plus 1.0% and as at December 31, 2020, the interest receivable on this advance was nominal (December 31, 2019 – $nil). These amounts are included in the table above.
The Partnership has guaranteed its 33% share of the secured loan facilities and interest rate swaps of the Angola Joint Venture for which the aggregate principal amount of the secured loan facilities and fair value of the interest rate swaps as at December 31, 2020 was $203.4 million. As a result, the Partnership has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2020 was $0.3 million (December 31, 2019 – $0.5 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.
(ii)Bahrain LNG Joint Venture
In December 2015, the Partnership (30%) entered into a joint venture agreement with National Oil & Gas Authority (or NOGA) (30%), Gulf Investment Corporation (or GIC) (24%) and Samsung C&T (or Samsung) (16%) to form the Bahrain LNG Joint Venture, for the development of an LNG receiving and regasification terminal in Bahrain. The LNG terminal includes an offshore LNG receiving jetty and breakwater, an adjacent regasification platform, subsea gas pipelines from the platform to shore, an onshore gas receiving facility, and an onshore nitrogen production facility with a total LNG terminal capacity of 800 million standard cubic feet per day and is owned and operated under a 20-year customer contract. In addition, the Partnership has supplied an FSU in connection with this terminal commencing in September 2018 through a 21-year time-charter contract with the Bahrain LNG Joint Venture.
As at December 31, 2020 and 2019, the Partnership had advanced $73.4 million to the Bahrain LNG Joint Venture. These advances bear interest at 6.0%. For the years ended December 31, 2020 and 2019, the interest earned on these loans amounted to $4.6 million and $2.8 million, respectively. For the year ended December 31, 2020, the interest earned was included in interest income in the Partnership’s consolidated statements of income. For the year ended December 31, 2019, the interest earned was capitalized as part of investments in and advances to equity-accounted joint ventures in the Partnership's consolidated balance sheets up until November 30, 2019, after which date, it was included in interest income in the Partnership’s consolidated statements of income. As at December 31, 2020 and 2019, the interest receivable on these advances was $5.1 million and $0.5 million, respectively. These amounts are included in the table above.
(iii)Excalibur and Excelsior Joint Ventures
As at December 31, 2020, the Partnership has a 50/50 LNG-related joint venture with Exmar (or the Excalibur Joint Venture). On January 31, 2018, the Partnership sold its interest in another 50/50 LNG-related joint venture with Exmar relating to the Excelsior LNG carrier (or the Excelsior Joint Venture) for gross proceeds of approximately $54 million. As a result of the sale, the Partnership recorded a gain of $5.6 million for the year ended December 31, 2018, which is included in equity income in the Partnership's consolidated statements of income. The Partnership has guaranteed its ownership share of the secured loan facility of the Excalibur Joint Venture for which the principal amount of the secured loan facility as at December 31, 2020 was $15.9 million. As a result, the Partnership has recorded a guarantee liability. As at December 31, 2020 and 2019, the carrying value of the guarantee liability was $0.1 million.
On initial acquisition, the basis difference between the Partnership's investment and the carrying value of the Excalibur Joint Venture's net assets was substantially attributed to an increase to the carrying value of the vessel of the Excalibur Joint Venture in accordance with the finalized purchase price allocation. At December 31, 2020, the unamortized amount of the basis difference was $12.0 million (December 31, 2019 – $12.5 million).
(iv)Exmar LPG Joint Venture
As at December 31, 2020, the Partnership has a 50% ownership interest in the Exmar LPG Joint Venture. The Partnership has guaranteed its 50% share of secured loan facilities and four finance leases in the Exmar LPG Joint Venture for which the aggregate principal amount of the secured loan facilities and finance

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
leases as at December 31, 2020 was $238.2 million. As a result, the Partnership has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2020 was $1.3 million (December 31, 2019 – $0.9 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.
As at December 31, 2020 and 2019, the Partnership had advanced $42.3 million (December 31, 2019 – $52.3 million) to the Exmar LPG Joint Venture, which bears interest at LIBOR plus 0.50% and has no fixed repayment terms. For the years ended December 31, 2020 and 2019, the interest earned on these loans amounted to $0.8 million and $1.6 million and is included in interest income in the Partnership's consolidated statements of income. As at December 31, 2020, the interest receivable on these advances was $nil (December 31, 2019 – $0.3 million). These amounts are included in the table above.
On initial acquisition, the basis difference between the Partnership's investment and the carrying value of the Exmar LPG Joint Venture's net assets was substantially attributed to the value of the vessels and charter agreements of the Exmar LPG Joint Venture and goodwill in accordance with the finalized purchase price allocation. At December 31, 2020, the unamortized amount of the basis difference was $18.2 million (December 31, 2019 – $23.6 million).
(v)MALT Joint Venture
As at December 31, 2020, the Partnership has a 52% ownership interest in its LNG-related joint venture agreement with Marubeni Corporation (or the MALT Joint Venture). Since control of the MALT Joint Venture is shared jointly between Marubeni and the Partnership, the Partnership accounts for its investment in the MALT Joint Venture using the equity method. The Partnership has guaranteed its 52% share of certain of the MALT Joint Venture's secured loan facilities, for which the principal amount of the secured loan facilities as at December 31, 2020 was $134.6 million. As a result, the Partnership has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2020 was $0.2 million (December 31, 2019 – $0.3 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.
(vi)Pan Union Joint Venture
As at December 31, 2020, the Partnership has a 30% ownership interest in two LNG carriers, the Pan Asia and the Pan Americas, and a 20% ownership interest in two LNG carriers, the Pan Europe and the Pan Africa, through its Pan Union Joint Venture.
On initial acquisition, the basis difference between the Partnership's investment and the carrying value of the Pan Union Joint Venture's net assets was substantially attributed to ship construction support agreements and the time-charter contracts. At December 31, 2020, the unamortized amount of the basis difference was $10.0 million (December 31, 2019 – $10.5 million).
(vii)RasGas III Joint Venture
As at December 31, 2020, the Partnership has a 40% ownership interest in the RasGas III Joint Venture, and the remaining 60% is held by Qatar Gas Transport Company Ltd. (Nakilat)
(viii)Yamal LNG Joint Venture
As at December 31, 2020, the Yamal LNG Joint Venture has six icebreaker LNG carriers that carry out international transportation of LNG for a project located on the Yamal Peninsula in Northern Russia.
The Partnership has guaranteed its 50% share of a secured loan facility and interest rate swaps in the Yamal LNG Joint Venture for which the aggregate principal amount of the loan facility and fair value of the interest rate swaps as at December 31, 2020 was $807.7 million. As a result, the Partnership has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2020 and 2019, was $2.2 million and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

b)The Angola Joint Venture, the Bahrain LNG Joint Venture, the RasGas III Joint Venture, and the Yamal LNG Joint Venture are considered variable interest entities; however, the Partnership is not the primary beneficiary and therefore, the Partnership has not consolidated these entities. The Partnership’s exposure to loss as a result of its investment in the Angola Joint Venture, the Bahrain LNG Joint Venture, the RasGas III Joint Venture, and the Yamal LNG Joint Venture is the amount it has invested in and advanced to these joint ventures, which are $90.7 million, $38.7 million, $97.7 million and $234.5 million, respectively, as at December 31, 2020. In addition, the Partnership provides an owner's guarantee in respect of the charters for the Angola Joint Venture, the RasGas III Joint Venture, and the Yamal LNG Joint Venture; and guarantees the credit facilities and interest rate swaps of the Angola Joint Venture and the Yamal LNG Joint Venture as described above.

c)The following table presents aggregated summarized financial information reflecting a 100% ownership interest in the Partnership’s equity method investments and excluding the impact from purchase price adjustments arising from the acquisition of Exmar LPG Joint Venture, the Excalibur Joint Venture and the Pan Union Joint Venture. The results include the Angola Joint Venture, the Bahrain LNG Joint Venture, the Excalibur Joint Venture, the Excelsior Joint Venture up to January 2018, the Exmar LPG Joint Venture, the MALT Joint Venture, the Pan Union Joint Venture, the RasGas III Joint Venture and the Yamal LNG Joint Venture.

	December 31, 2020 $	December 31, 2019 $
Cash and restricted cash – current	400,816	375,800
Other assets – current	180,673	146,637
Vessels and equipment, including vessels related to finance leases, operating lease right-of-use assets and advances on newbuilding contracts	1,912,776	3,045,393
Net investments in direct financing and sales-type leases – non-current	5,237,791	4,469,861
Other assets – non-current	216,331	169,925
Current portion of long-term debt, obligations related to finance leases, operating lease liabilities and advances from joint venture partners	582,767	557,685
Other liabilities – current	232,466	188,665
Long-term debt, obligations related to finance leases, operating lease liabilities and advances from joint venture partners	4,853,791	5,130,656
Other liabilities – non-current	350,057	224,903

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Voyage revenues	1,008,112	766,618	612,471
Income from vessel operations	584,685	400,326	289,477
Realized and unrealized (loss) gain on non-designated derivative instruments:
Bahrain LNG Joint Venture	(68,563)	(19,756)	131
Other equity-accounted joint ventures	(26,197)	(21,159)	8,694
Net income	152,144	130,314	142,252

d)As described in Note 7a, the Partnership guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for certain of its equity-accounted joint ventures. As at December 31, 2020, with the exception of a debt service coverage ratio breach for one of the vessels in the Angola Joint Venture, all of the Partnership's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that the Partnership guarantees. In March 2021, the Angola Joint Venture obtained a waiver for the covenant requirement that was not met at December 31, 2020.

8.Intangible Assets and Goodwill
As at December 31, 2020 and 2019, intangible assets consisted of acquired time-charter contracts with a weighted-average amortization period of 20.7 years from the date of acquisition. The carrying amount of intangible assets for the Partnership’s liquefied natural gas segment is as follows:

	December 31, 2020 $	December 31, 2019 $
Gross carrying amount	179,813	179,813
Accumulated amortization	(145,303)	(136,447)
Net carrying amount	34,510	43,366

Amortization expense associated with intangible assets was $8.9 million per year for each of the years ended December 31, 2020, 2019 and 2018. Amortization expense associated with intangible assets in each of the next five succeeding fiscal years is expected to be approximately $8.9 million (2021), $8.4 million (2022), $6.2 million (2023), $4.5 million (2024), and $1.5 million (2025).

The Partnership's carrying amount of goodwill as at December 31, 2020 and 2019 is as follows:

	December 31, 2020 $	December 31, 2019 $
Liquefied natural gas segment	31,921	31,921
Liquefied petroleum gas segment	2,920	2,920
Total	34,841	34,841

The Partnership conducts an impairment review annually or more frequently if facts and circumstances suggest goodwill may be impaired. For the year ended December 31, 2018, it was determined that the liquefied petroleum gas segment was impaired and an impairment charge of $0.8 million was recorded. The amount of the impairment charge was determined using a discounted cash flow valuation approach. The impairment charge is included in write-down of vessels and goodwill and gain (loss) on sales of vessels in the Partnership's consolidated statements of income. No impairment charge was recorded for the years ended December 31, 2020 and 2019.

9.Accrued Liabilities

	December 31, 2020 $	December 31, 2019 $
Interest including interest rate swaps	21,528	23,787
Voyage and vessel expenses	44,349	36,880
Payroll and benefits	7,257	6,215
Other general expenses	1,019	775
Income and other tax payable	1,128	2,670
Distributions payable on preferred units	6,425	6,425
Total	81,706	76,752
10.Long-Term Debt

	December 31, 2020	December 31, 2019
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due in 2022	100,000	212,000
U.S. Dollar-denominated Term Loans and Bonds due from 2021 to 2030	873,712	1,114,707
Norwegian Krone-denominated Bonds due from 2021 to 2025	355,514	347,163
Euro-denominated Term Loans due from 2023 to 2024	152,710	165,376
Other U.S. Dollar-denominated Loans	—	3,300
Total principal	1,481,936	1,842,546
Unamortized discount and debt issuance costs	(9,723)	(11,150)
Total debt	1,472,213	1,831,396
Less current portion	(250,508)	(393,065)
Long-term debt	1,221,705	1,438,331

As at December 31, 2020, the Partnership had two revolving credit facilities available, which as at such date, provided for borrowings of up to $354.8 million (December 31, 2019 – $378.2 million), of which $254.8 million (December 31, 2019 – $166.2 million) was undrawn. Interest payments are based on LIBOR plus a margin, where margins ranged from 1.40% to 2.25%. The amount available under the two revolving credit facilities will be reduced by $24.4 million in 2021 and $330.4 million in 2022, when both revolving credit facilities mature. The revolving credit facilities may be used by the Partnership to fund general partnership purposes. One of the revolving credit facilities is unsecured, while the other revolving credit facility is collateralized by first-priority mortgages granted on two of the Partnership’s vessels, together with other related security, and includes a guarantee from two of the Partnership's subsidiaries of all outstanding amounts.

As at December 31, 2020, the Partnership had five U.S. Dollar-denominated term loans and bonds outstanding which totaled $873.7 million in aggregate principal amount (December 31, 2019 – $1.1 billion). Interest payments on the term loans are based on LIBOR plus a margin, where margins ranged from 0.30% to 3.25% and fixed interest payments on the bonds ranging from 4.11% to 4.41%. The five combined term loans and bonds require quarterly interest and principal payments and four have balloon or bullet repayments due at maturity. In February 2021, the Tangguh Joint Venture, of which the Partnership has a 70% ownership interest, refinanced its $191.5 million term loan which was scheduled to mature in 2021, by entering into a new $191.5 million term loan maturing in February 2026 (see Note 20a). Giving effect to the February 2021 refinancing, $177.0 million was reclassified to long-term debt in the Partnership's consolidated balance sheets as of December 31, 2020. The term loans and bonds are collateralized by first-priority mortgages on the 16 Partnership’s vessels to which the loans relate, together with certain other related security. In addition, as at December 31, 2020, all of the outstanding term loans were guaranteed by either the Partnership or the ship-owning entities within the Teekay Nakilat Corporation (or the RasGas II Joint Venture), of which the Partnership has a 70% ownership interest.

As at December 31, 2020, and 2019, the Partnership has Norwegian Krone (or NOK) 3.1 billion of senior unsecured bonds in the Norwegian bond market that mature through 2025. As at December 31, 2020, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $355.5 million (December 31, 2019 – $347.2 million). The interest payments on the bonds are based on Norwegian Interbank Offered Rate (or NIBOR) plus a margin, where margins ranged from 4.60% to 6.00%. The Partnership entered into cross currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.74% to 7.89% and the transfer of principal fixed at $360.5 million upon maturity in exchange for NOK 3.1 billion (see Note 13).

The Partnership has two Euro-denominated term loans outstanding, which as at December 31, 2020, totaled 125.0 million Euros ($152.7 million) (December 31, 2019 – 147.5 million Euros ($165.4 million)). Interest payments for one of the term loans are based on the Euro Interbank Offered Rate (or EURIBOR) plus a margin. Interest payments on the remaining term loan are based on EURIBOR where EURIBOR is limited to zero or above zero values, plus a margin. Margins ranged from 0.60% to 1.95% as at December 31, 2020. The terms loans require monthly and semi-annual interest and principal payments. The term loans have varying maturities through 2024. The term loans are collateralized by first-priority mortgages on two of the Partnership vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
The weighted-average interest rates for the Partnership’s long-term debt outstanding as at December 31, 2020, and 2019 were 3.04% and 4.12%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 13).

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans and restricted cash, and the change in the valuation of the Partnership’s cross currency swaps, the Partnership incurred foreign exchange (losses) gains of $(21.4) million, $(9.6) million, and $1.4 million for the years ended December 31, 2020, 2019 and 2018, respectively.

The aggregate annual long-term debt principal repayments required under these revolving credit facilities, loans and bonds subsequent to December 31, 2020, after giving effect to the February 2021 term loan refinancing described above, are $251.0 million (2021), $208.9 million (2022), $238.5 million (2023), $125.9 million (2024), $187.8 million (2025) and $469.8 million (thereafter).

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum amount of leverage, and (d) certain of the Partnership’s subsidiaries maintain restricted cash deposits. As at December 31, 2020, the Partnership has three credit facilities with an aggregate outstanding loan balance of $359.4 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 115%, 120% and 135%, which as at December 31, 2020 were 273%, 142% and 215%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties, where available, or prepared by the Partnership based on second-hand sale and purchase market data. Since vessel values can be volatile, the Partnership’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Partnership sold any of the vessels. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership's subsidiaries are in default under their term loans and, in addition, the term loan in the RasGas II Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As at December 31, 2020, the Partnership was in compliance with all covenants relating to the Partnership’s credit facilities and other long-term debt.
11.Income Tax
The components of the provision for income taxes were as follows:

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Current	(4,396)	(6,824)	(2,361)
Deferred	904	(653)	(852)
Income tax expense	(3,492)	(7,477)	(3,213)

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

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Net income before income tax expenses	100,804	172,081	30,088
Net income not subject to taxes	(135,010)	(167,667)	(68,675)
Net (loss) income subject to taxes	(34,206)	4,414	(38,587)
At applicable statutory tax rates
Amount computed using the standard rate of corporate tax	8,888	(1,821)	6,833
Adjustments to valuation allowance and uncertain tax positions	(5,569)	(6,767)	(14,733)
Permanent and currency differences	(7,186)	4,592	3,257
Change in tax rates	375	(3,481)	1,430
Tax expense related to the current year	(3,492)	(7,477)	(3,213)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
The significant components of the Partnership’s deferred tax assets were as follows:

	December 31, 2020 $	December 31, 2019 $
Derivative instruments	3,650	2,859
Taxation loss carryforwards and disallowed finance costs	58,310	47,610
Vessels and equipment	(1,256)	(4,197)
Other items	(2,636)	9,494
	58,068	55,766
Valuation allowance	(54,005)	(54,707)
Net deferred tax assets	4,063	1,059

	December 31, 2020 $	December 31, 2019 $
Deferred income tax assets included in other assets	5,386	2,826
Deferred income tax liabilities included in other long-term liabilities	(1,323)	(1,767)
Net deferred tax assets	4,063	1,059

The Partnership had tax losses in the United Kingdom (or UK) of $26.5 million as at December 31, 2020 (December 31, 2019 – $64.5 million) that are available indefinitely for offset against future taxable income in the UK. The Partnership had tax losses and estimated disallowed finance costs in Spain of 110.3 million Euros or approximately $134.8 million (December 31, 2019 – 110.3 million Euros or approximately $123.7 million) and 7.5 million Euros or approximately $9.2 million (December 31, 2019 – 13.5 million Euros or approximately $15.1 million), respectively, at December 31, 2020 of which the tax losses and the disallowed finance costs are available indefinitely for offset against future taxable income in Spain. In addition, the Partnership had estimated tax losses in Luxembourg of 123.2 million Euros or approximately $150.5 million as at December 31, 2020 (December 31, 2019 – 114.1 million Euros or approximately $127.9 million) that are available for offset against taxable future income in Luxembourg, either indefinitely for losses arising prior to 2017, or for 17 years for losses arising subsequent to 2016.

The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2010 through 2020 currently remain open to examination by the major tax jurisdictions to which the Partnership is subject.
12.Related Party Transactions
a)The following table and related footnotes provide information about certain of the Partnership's related party transactions for the periods indicated:

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Voyage revenues (i)(ii)(iv)	37,481	49,257	19,612
Vessel operating expenses (ii)(iii)	(6,505)	(6,629)	(17,852)
Time-charter hire expenses (iv)	(23,564)	(19,994)	(7,670)
General and administrative expenses (v)	(15,779)	(15,393)	(15,395)
Restructuring charges (vi)	—	(400)	—
Equity income (vii)	2,424	1,316	520
(i)Commencing in 2008, the Arctic Spirit and Polar Spirit LNG carriers were time-chartered to Teekay Corporation at fixed-rates for periods of 10 years. The contract periods for the Polar Spirit and for the Arctic Spirit expired in March 2018 and April 2018, respectively.
(ii)In September 2018, the Partnership’s FSU, the Bahrain Spirit, commenced its 21-year charter contract with the Bahrain LNG Joint Venture. Voyage revenues from the charter of the Bahrain Spirit to the Bahrain LNG Joint Venture for the year ended December 31, 2020 amounted to $28.8 million ($30.6 million during 2019 and $8.6 million during 2018). In addition, the Partnership has an operation and maintenance contract with the Bahrain LNG Joint Venture and had an operating and maintenance subcontract with Teekay Marine Solutions (Bermuda) Ltd. (or TMS), an entity wholly-owned by Teekay Tankers Ltd., which is controlled by Teekay Corporation, relating to the LNG regasification terminal in Bahrain. The contract with TMS was terminated in August 2019 and such services are currently managed by the Partnership. The subcontractor fees paid to TMS for the years ended December 31, 2019 and 2018 were $2.0 million and $1.6 million, respectively, and are included in vessel operating expenses in the Partnership's consolidated statements of income. Fees received in relation to the operation and maintenance contract from the Bahrain LNG Joint Venture for the year ended December 31, 2020 were $8.7 million ($6.5 million during 2019 and $1.6 million during 2018) and are included in voyage revenues in the Partnership's consolidated statements of income.
(iii)The Partnership and certain of its operating subsidiaries have entered into service agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide to the Partnership and its subsidiaries crew training and technical management services. In addition, as part of the Partnership's acquisition of its ownership interest in the Pan Union Joint Venture in 2014, the Partnership entered into an agreement with a subsidiary of Teekay Corporation whereby Teekay Corporation's subsidiary provided, on behalf of the Partnership, shipbuilding supervision and crew training services for four LNG carrier newbuildings in the Pan Union Joint Venture, up to their delivery dates from 2017 to 2019. All costs incurred by these Teekay Corporation subsidiaries related to these services are charged to the Partnership and recorded as part of vessel operating expenses.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
(iv)Commencing in September 2018, the Partnership entered into an agreement with the MALT Joint Venture to charter in one of the MALT Joint Venture's LNG carriers, the Magellan Spirit (see Note 5b). The time-charter hire expenses charged for the year ended December 31, 2020 were $23.6 million ($20.0 million during 2019 and $7.7 million during 2018). In addition, commencing in May 2019, the Partnership entered into an agreement with a subsidiary of Teekay Corporation to charter out the Magellan Spirit until October 31, 2019. The Partnership recognized revenue of $12.2 million for the year ended December 31, 2019 from this charter to Teekay Corporation. On October 31, 2019, the subsidiary of Teekay Corporation novated the charter contract to the Partnership and the Partnership is chartering the Magellan Spirit to an external customer until June 2022.
(v)Includes administrative, advisory, business development, commercial and strategic consulting services charged by Teekay Corporation and reimbursements to Teekay Corporation and the Partnership's general partner for costs incurred on the Partnership's behalf for the conduct of the Partnership's business.
(vi)The Partnership incurred restructuring charges of $0.4 million from subsidiaries of Teekay Corporation attributable to employees supporting the Partnership during the year ended December 31, 2019 (see Note 18b).
(vii)During the year ended December 31, 2020, the Partnership charged fees of $2.4 million ($1.3 million during 2019 and $0.5 million during 2018) to the Yamal LNG Joint Venture relating to the successful bid process for the construction and chartering of six ARC7 LNG carriers. The fees are reflected in equity income in the Partnership’s consolidated statements of income.

b)As at December 31, 2020 and 2019, non-interest-bearing advances to affiliates totaled $4.9 million and $5.1 million, respectively, and non-interest bearing advances from affiliates totaled $11.0 million and $7.0 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under common control with the Partnership.
c)The Partnership had an agreement with Teekay Corporation under which Teekay Corporation paid the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership paid Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to Teekay Corporation were settled annually (see Note 13). The time-charter contract was terminated in January 2019, upon which the charterer, which was also the owner, sold the vessel to a third party, which resulted in the agreement with Teekay Corporation ending concurrently.
d)The Partnership entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provided the Partnership with shipbuilding and site supervision services related to certain LNG carrier newbuildings the Partnership had ordered, which services ended when the Partnership's last wholly-owned LNG newbuilding carrier delivered in January 2019. These costs were capitalized and included as part of vessels and equipment in the Partnership’s consolidated balance sheets. During the years ended December 31, 2019 and 2018, the Partnership incurred shipbuilding and site supervision costs with Teekay Corporation subsidiaries of $1.8 million and $15.3 million, respectively.
e)In December 2019, as part of dissolving certain of the Partnership's controlled subsidiaries as a result of a simplification transaction, the Partnership acquired the General Partner's 1% non-controlling interest in certain of the Partnership's subsidiaries for an amount initially estimated at $2.7 million. In April 2020, the purchase price was finalized at $2.2 million.
f)On May 11, 2020, Teekay Corporation and the Partnership eliminated all of the Partnership's incentive distribution rights, which were held by the General Partner, in exchange for the issuance to a subsidiary of Teekay Corporation of 10.75 million newly-issued common units of the Partnership. The common units were valued at $122.6 million, based on the prevailing unit price at the time of issuance. This transaction was treated as a non-cash transaction in the Partnership's consolidated statements of cash flows. This transaction was approved by the conflicts committee of the General Partner’s board of directors, which was assisted by independent financial and legal advisors.
g)For other transactions with the Partnership's equity-accounted joint ventures not disclosed above, please refer to Note 7.
13.Derivative Instruments and Hedging Activities
The Partnership uses derivative instruments in accordance with its overall risk management policy.
Foreign Exchange Risk
From time to time, the Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at December 31, 2020, the Partnership was not committed to any foreign currency forward contracts.

The Partnership entered into cross currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 10), and pursuant to these swaps, the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2021, 2023 and 2025, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at December 31, 2020.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

		Floating Rate Receivable
Principal Amount NOK	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)
1,200,000	146,500	NIBOR	6.00%	7.72%	(9,051)	0.8
850,000	102,000	NIBOR	4.60%	7.89%	(10,971)	2.7
1,000,000	112,000	NIBOR	5.15%	5.74%	4,505	4.7
					(15,517)

Interest Rate Risk

The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt. As at December 31, 2020, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Assets (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(ii)	LIBOR	106,250	(21,810)	8.0	5.2%
U.S. Dollar-denominated interest rate swaps(ii)	LIBOR	10,711	(205)	0.6	2.8%
U.S. Dollar-denominated interest rate swaps(iii)(iv)	LIBOR	145,821	(5,805)	3.7	1.4%
U.S. Dollar-denominated interest rate swaps(iii)(iv)	LIBOR	298,071	(28,626)	1.5	3.5%
U.S. Dollar-denominated interest rate swaps(iv)	LIBOR	160,313	(12,863)	6.0	2.3%
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(v)	EURIBOR	70,708	(6,159)	2.7	3.9%
			(75,468)
(i)Excludes the margins the Partnership pays on its floating-rate term loans, which, at December 31, 2020, ranged from 0.30% to 3.25%.
(ii)Principal amount reduces semi-annually.
(iii)Certain of these interest rate swaps are subject to mandatory early termination in 2021 and 2024 whereby the swaps will be settled based on their fair value at that time.
(iv)Principal amount reduces quarterly.
(v)Principal amount reduces monthly.

As at December 31, 2020, the Partnership had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreement. Each of these master agreements provide for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Partnership’s consolidated balance sheets. As at December 31, 2020, these interest rate swaps, cross currency swaps and foreign currency forward contracts had an aggregate fair value asset of $4.5 million (December 31, 2019 – $2.2 million) and an aggregate fair value liability of $73.7 million (December 31, 2019 – $74.6 million). As at December 31, 2020, the Partnership had $3.8 million (December 31, 2019 – $14.3 million) on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and long-term on the Partnership’s consolidated balance sheets.
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
The following table presents the classification and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

	Accounts receivable $	Current portion of derivative assets $	Derivative assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at December 31, 2020
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	—	(70)	(3,162)	(9,631)
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	—	—	—	(4,823)	(42,329)	(15,453)
Cross currency swap agreements	—	—	4,505	(701)	(11,434)	(7,887)
	—	—	4,505	(5,594)	(56,925)	(32,971)
As at December 31, 2019
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	—	(12)	(837)	(3,475)
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	21	355	1,834	(2,821)	(14,758)	(28,544)
Foreign currency forward contracts	—	—	—	—	(202)	—
Cross currency swap agreements	—	—	—	(456)	(22,661)	(18,987)
	21	355	1,834	(3,289)	(38,458)	(51,006)

Realized and unrealized (losses) gains relating to non-designated interest rate swap agreements, foreign currency forward contracts, the Toledo Spirit time-charter derivative, and interest rate swaption agreements are recognized in earnings and reported in realized and unrealized (loss) gain on non-designated derivative instruments in the Partnership’s consolidated statements of income. The effect of the (loss) gain on these derivatives on the Partnership’s consolidated statements of income is as follows:

	Year Ended December 31,
	2020 $			2019 $			2018 $
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(16,626)	(16,669)	(33,295)	(10,081)	(2,891)	(12,972)	(14,654)	31,061	16,407
Interest rate swaption agreements	—	—	—	—	—	—	—	2	2
Interest rate swap agreements termination	—	—	—	—	—	—	(13,681)	—	(13,681)
Foreign currency forward contracts	(241)	202	(39)	(147)	(202)	(349)	—	—	—
Toledo Spirit time- charter derivative	—	—	—	—	(40)	(40)	1,480	(930)	550
	(16,867)	(16,467)	(33,334)	(10,228)	(3,133)	(13,361)	(26,855)	30,133	3,278

Realized and unrealized (losses) gains relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange (loss) gain in the Partnership’s consolidated statements of income. The effect of the (loss) gain on these derivatives on the Partnership's consolidated statements of income is as follows:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	Year Ended December 31,
	2020 $			2019 $			2018 $
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Cross currency swap agreements	(6,588)	26,832	20,244	(5,061)	(13,239)	(18,300)	(6,533)	21,240	14,707
Cross currency swap agreements maturity and termination	(33,844)	—	(33,844)	—	—	—	(42,271)	—	(42,271)
	(40,432)	26,832	(13,600)	(5,061)	(13,239)	(18,300)	(48,804)	21,240	(27,564)

For the periods indicated, the following table presents the gains or losses on interest rate swap agreements designated and qualifying as cash flow hedges and their impact on other comprehensive loss (or OCI). The following table excludes any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity-accounted joint ventures.

Year Ended December 31, 2020
Amount of Loss Recognized in OCI (i) $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense $
(8,481)	(2,320)

Year Ended December 31, 2019
Amount of Loss Recognized in OCI (i) $	Amount of Gain Reclassified from Accumulated OCI to Interest Expense (effective portion) $
(7,458)	376

Year Ended December 31, 2018
Amount of Gain Recognized in OCI (effective portion) $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense (effective portion) $	Amount of Gain Recognized in Interest Expense (ineffective portion) $
2,128	(152)	740
(i)See Note 2 – adoption of ASU 2017-12.
14.Commitments and Contingencies
a)The Partnership’s share of commitments to fund equipment installation and other construction contract costs as at December 31, 2020 are as follows:

	Total $	2021 $	2022 $
Certain consolidated LNG carriers (i)	40,312	24,760	15,552
Bahrain LNG Joint Venture (ii)	11,339	11,339	—
	51,651	36,099	15,552
(i)In June 2019, the Partnership entered into an agreement with a contractor to supply reliquefaction equipment on certain of the Partnership's LNG carriers in 2021 and 2022, for an estimated installed cost of $59.5 million. As at December 31, 2020, the estimated remaining cost of these installations was $40.3 million.
(ii)The Partnership has a 30% ownership interest in the Bahrain LNG Joint Venture which has an LNG receiving and regasification terminal in Bahrain as described in Note 7a(ii). As at December 31, 2020, the Partnership's proportionate share of the estimated remaining cost of $11.3 million relates to the final construction installment on the LNG terminal. The Bahrain LNG Joint Venture has remaining debt financing of $24 million, of which $7 million relates to the Partnership's proportionate share of the construction commitments included in the table above.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
b)Following the termination of the finance lease arrangements for the three LNG carriers in the RasGas II Joint Venture in 2014, the lessor made a determination in 2018 that additional rentals were due under the leases following a challenge by the UK taxing authority. As a result, in 2018, the RasGas II Joint Venture recognized an additional liability of $53.0 million, which was included as part of other expense in the Partnership's consolidated statements of income, and settled this liability in 2018 by releasing a $7.0 million cash deposit it had made with the lessor and making a $56.0 million cash payment for the balance, which was based on the GBP/USD foreign currency exchange rates at the time the payments were made.

c)The Tangguh Joint Venture is currently undergoing a tax audit related to its tax returns filed for the 2010 and subsequent fiscal years. The UK taxing authority has challenged the deductibility of certain transactions not directly related to the long funding lease and the Tangguh Joint Venture has recorded a provision of $1.6 million in 2017 (of which the Partnership's 70% share is $1.1 million) which is presented net of income tax receivable in accounts receivable in the Partnership’s consolidated balance sheets as at December 31, 2020 (December 31, 2019 – $1.6 million recorded in accrued liabilities).

d)Tangguh Joint Venture Operating Leases
As at December 31, 2020, the Tangguh Joint Venture was a party to operating leases (or Head Leases) whereby it leases its two LNG carriers (or the Tangguh LNG Carriers) to a third-party company. The Tangguh Joint Venture then leases back the LNG carriers from the same third-party company (or the Subleases). Under the terms of these leases, the third-party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed and indemnified by the Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lease payments are increased or decreased under the Sublease to maintain the agreed after-tax margin. The Tangguh Joint Venture’s carrying amounts of this estimated tax indemnification obligation as at December 31, 2020 and 2019 were $5.7 million and $6.1 million, respectively, and are included as part of other long-term liabilities in the consolidated balance sheets of the Partnership. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred and ends in 2033. Although there is no maximum potential amount of future payments, the Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Tangguh Joint Venture will be required to make termination payments to the third-party company sufficient to repay the third-party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20-year terms and are classified as operating leases. The Head Leases and the Subleases for the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

As at December 31, 2020, the total estimated future minimum rental payments to be received and paid by the Tangguh Joint Venture related to the lease contracts are as follows:

Year	Head Lease Receipts (i)	Sublease Payments (i) (ii)
2021	$21,242	$23,934
2022	$21,242	$23,934
2023	$21,242	$23,934
2024	$21,242	$23,934
2025	$21,242	$23,934
Thereafter	$69,127	$77,921
Total	$175,337	$197,591
(i) The Head Leases are fixed-rate operating leases while the Subleases have a variable-rate component. As at December 31, 2020, the Partnership had received $335.0 million of aggregate Head Lease receipts and had paid $285.1 million of aggregate Sublease payments. The portion of the Head Lease receipts that has not been recognized into earnings is deferred and amortized on a straight-line basis over the lease terms and, as at December 31, 2020, $3.7 million (December 31, 2019 – $3.8 million) and $21.8 million (December 31, 2019 – $25.5 million) of Head Lease receipts had been deferred and included in unearned revenue and other long-term liabilities, respectively, in the Partnership’s consolidated balance sheets.
(ii) The amount of payments related to the Subleases are updated annually to reflect any changes in the lease payments due to changes in tax law.

e)Management is required to assess whether the Partnership will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its consolidated financial statements. The Partnership had a working capital deficit of $259.1 million as at December 31, 2020. This working capital deficit includes $250.5 million related to scheduled maturities and repayments of long-term debt in the 12 months following December 31, 2020 (see Note 20a). Based on the Partnership’s liquidity at the date these consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, the cash distributions it expects to receive from its equity-accounted joint ventures, and expected debt refinancings, the Partnership estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
15.Supplemental Cash Flow Information
a)The following is a tabular reconciliation of the Partnership's cash, cash equivalents and restricted cash balances for the periods presented in the Partnership's consolidated statements of cash flows:

	December 31, 2020 $	December 31, 2019 $	December 31, 2018 $	December 31, 2017 $
Cash and cash equivalents	206,762	160,221	149,014	244,241
Restricted cash – current	8,358	53,689	38,329	22,326
Restricted cash – long-term	42,823	39,381	35,521	72,868
Total	257,943	253,291	222,864	339,435

The Partnership maintains restricted cash deposits relating to certain term loans, collateral for cross currency swaps (see Note 13), performance bond collateral and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

b)The changes in operating assets and liabilities for years ended December 31, 2020, 2019 and 2018 are as follows:

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Accounts receivable	5,829	6,184	3,542
Prepaid expenses and other current assets	(2,463)	3,348	(3,843)
Accounts payable	(211)	1,264	274
Accrued liabilities and other long-term liabilities	(1,484)	(252)	13,958
Unearned revenue and long-term unearned revenue	(2,675)	(197)	4,234
Advances to and from affiliates	9,368	(6,007)	2,183
Receipts from direct financing and sales-type leases (note 6)	274,562	17,073	—
Expenditures for dry docking	(5,259)	(12,358)	(15,368)
Other operating assets and liabilities	(3,436)	(1,122)	(1,130)
Total	274,231	7,933	3,850

c)Cash interest paid (including realized losses on interest rate swaps) on long-term debt, advances from affiliates and obligations related to finance leases, net of amounts capitalized, during the years ended December 31, 2020, 2019 and 2018 totaled $170.0 million, $193.3 million and $167.8 million, respectively.
d)During the years ended December 31, 2020, 2019 and 2018, cash paid for taxes was $3.5 million, $3.7 million and $6.0 million, respectively.
e)The associated sales of the Toledo Spirit and Teide Spirit by its owner during the years ended December 31, 2019 and 2018, respectively, resulted in the vessels being returned to their owner with the obligations related to finance lease being concurrently extinguished. As a result, the sales of the vessels and the concurrent extinguishments of the corresponding obligations related to finance lease of $23.6 million and $23.1 million for the years ended December 31, 2019 and 2018, respectively, were treated as non-cash transactions in the Partnership's consolidated statements of cash flows.
f)As at December 31, 2018, the Partnership had advanced $79.1 million to the Bahrain LNG Joint Venture and these advances were repayable on November 14, 2019. On the repayment date, the Partnership agreed to convert $7.9 million of advances into equity and agreed to convert the remaining advances of $71.2 million into a subordinated loan at an interest rate of 6% with no fixed repayment terms. Both of these transactions were treated as non-cash transactions in the Partnership's consolidated statements of cash flows for the year ended December 31, 2019.
g)On May 11, 2020, Teekay Corporation and the Partnership eliminated all of the Partnership's incentive distribution rights, which were held by the General Partner, in exchange for the issuance to a subsidiary of Teekay Corporation of newly-issued common units of the Partnership (see Note 12f). This transaction was treated as a non-cash transaction in the Partnership's consolidated statements of cash flows.
16.Total Capital and Net Income Per Common Unit
As at December 31, 2020, a total of 58.6% of the Partnership's common units outstanding were held by the public. The remaining common units, as well as the 1.8% general partner interest, were held by subsidiaries of Teekay Corporation. All of the Partnership's outstanding Series A Cumulative Redeemable Perpetual Preferred Units (or the Series A Preferred Units) and Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series B Preferred Units) are held by the public.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
Limited Partners’ Rights
Significant rights of the Partnership’s limited partners include the following:

•Right of common unitholders to receive distribution of Available Cash (as defined in the partnership agreement and which takes into account cash reserves for, among other things, future capital expenditures and future credit needs of the Partnership) within approximately 45 days after the end of each quarter.
•No limited partner shall have any management power over the Partnership’s business and affairs; the General Partner is responsible for the conduct, directions and management of the Partnership’s activities.
•The General Partner may be removed if such removal is approved by common unitholders holding at least 66-2/3% of the outstanding units voting as a single class, including units held by the General Partner and its affiliates.
Incentive Distribution Rights
On May 11, 2020, Teekay Corporation and the Partnership agreed to eliminate all of the Partnership's incentive distribution rights, which were held by the General Partner, in exchange for the issuance to a Teekay Corporation subsidiary of 10.75 million newly-issued common units of the Partnership. The common units were valued at $122.6 million, based on the prevailing unit price at the time of issuance. This transaction has decreased the General Partner’s equity by $2.3 million representing its 1.8% proportionate share of the cost to eliminate the incentive distribution rights. This transaction has increased the limited partners’ equity by $2.3 million, representing the excess value of the common units issued over its 98.2% share of the cost to eliminate the incentive distribution rights. Subsequent to the elimination of the Partnership’s incentive distribution rights, the amount of net income attributable to the limited partners and General Partner is based on the limited partners' and General Partner’s respective ownership percentages.
During 2020, 2019, and 2018, the quarterly cash distributions were below $0.4625 per common unit (the minimum threshold for distributions in respect of the incentive distribution rights) and, consequently, the assumed distribution of net income was based on the limited partners' and General Partner’s ownership percentage for the purposes of the net income per common unit calculation.

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
Net Income Per Common Unit
Limited partners' interest in net income per common unit is determined by dividing net income, after deducting the amount of net income attributable to the non-controlling interests, the General Partner’s interest and the distributions on the Series A and Series B Preferred Units by the weighted-average number of common units outstanding during the period. The distributions payable on the Series A and Series B Preferred Units for the years ended December 31, 2020, 2019 and 2018 were $25.7 million.

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Limited partners' interest in net income for basic net income per common unit	60,632	124,546	2,615
Weighted average number of common units	83,313,097	78,177,189	79,672,435
Dilutive effect of unit-based compensation	105,907	91,223	169,893
Common units and common unit equivalents	83,419,004	78,268,412	79,842,328
Limited partner's interest in net income per common unit:
Basic	0.73	1.59	0.03
Diluted	0.73	1.59	0.03

The General Partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s Board of Directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains or losses.

Pursuant to the Partnership agreement, allocations to partners are made on a quarterly basis.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
Common Unit Repurchases
In December 2018, the Partnership announced that its Board of Directors had authorized a common unit repurchase program for the repurchase of up to $100 million of the Partnership's common units. The following table summarizes the common units repurchased during the years ended December 31, 2020, 2019 and 2018:

Year ended December 31,	Units repurchased	Average price paid per unit	Total cost (1) $
2020	1,373,066	$11.16	15,322
2019	1,934,569	$13.03	25,214
2018	326,780	$11.35	3,710
Total	3,634,415	$12.17	44,246
(1)Excludes the repurchase cost of the associated general partner interest
17.Unit-Based Compensation
In June 2020, a total of 29,595 common units, with an aggregate value of $0.4 million, were granted to the non-management directors of the General Partner as part of their annual compensation for 2020. These common units were fully vested upon grant. During 2019 and 2018, the Partnership awarded 35,419 and 17,498 common units, respectively, as compensation to non-management directors. The awards were fully vested in March 2019 and March 2018, respectively. The compensation to the non-management directors is included in general and administrative expenses on the Partnership’s consolidated statements of income.

During 2020, 2019 and 2018, the Partnership granted 243,940, 80,100 and 62,283 restricted units awards, respectively, with grant date fair values of $3.1 million, $1.2 million and $1.2 million, respectively, to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries who provide services to the Partnership, based on the Partnership’s closing common unit price on the grant date. Each restricted unit is equal in value to one of the Partnership's common units plus reinvested distributions from the grant date to the vesting date. The restricted units awards vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement, and in this case, the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards is paid to each recipient in the form of common units, net of withholding tax. During the years ended December 31, 2020, 2019 and 2018, the Partnership recorded an expense of $2.1 million, $1.6 million, and $1.3 million, respectively, related to the restricted units and common units.
18.Restructuring Charges
a)In January 2019 and February 2018, the charterer, who was also the owner of the Toledo Spirit and Teide Spirit conventional tankers, sold the vessels to third parties. As a result of these sales, the Partnership returned the vessels to the owner and incurred seafarer severance payments of $2.9 million for the year ended December 31, 2019 (2018 – $1.8 million), which were presented as restructuring charges in the Partnership's consolidated statements of income. As at December 31, 2020 and 2019, the remaining balance of unpaid restructuring charges of $0.6 million is included in accrued liabilities in the Partnership's consolidated balance sheets.
b)During the year ended December 31, 2019, the Partnership incurred restructuring charges of $0.4 million from subsidiaries of Teekay Corporation attributable to employees supporting the Partnership.
19.Write-Down of Vessels and Goodwill and Gain (Loss) on Sales of Vessels
The following table provides information on the Partnership's write-down of vessels and goodwill and gain (loss) on sales of vessels for the years presented in these consolidated financial statements.

			Year Ended December 31,
Segment	Asset Type	Completion of Sale Date	2020 $	2019 $	2018 $
Liquefied Petroleum Gas (note 19a)	7/4 Multi-gas Carriers	N/A	(51,000)	—	(33,000)
Liquefied Natural Gas (note 6)	2 LNG Carriers	Jan-2020	—	14,349	—
Conventional Tanker (note 19d)	1 Handymax	Oct-2019	—	(785)	(13,000)
Conventional Tanker (notes 19b and 19c)	2 Suezmaxes	Oct/Dec-2018	—	—	(7,863)
Liquefied Petroleum Gas (note 8)	Goodwill	N/A	—	—	(790)
Write-down of vessels and goodwill and gain (loss) on sales of vessels			(51,000)	13,564	(54,653)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
a)During the year ended December 31, 2020, the carrying values of the Partnership's seven wholly-owned multi-gas carriers (the Unikum Spirit, Vision Spirit, Pan Spirit, Cathinka Spirit, Camilla Spirit, Sonoma Spirit and Napa Spirit), were written down to their estimated fair values, using appraised values, primarily due to the lower near-term outlook for these types of vessels partly as a result of the economic environment at that time (including the COVID-19 pandemic), as well as the Partnership receiving notification during the year that the Partnership's then-existing commercial management agreement with a third-party commercial manager will be terminated and replaced by a new commercial management agreement in September 2020. The total impairment charge of $51.0 million was included in write-down of vessels and goodwill and gain (loss) on sales of vessels for the year ended December 31, 2020 in the Partnership's consolidated statements of income. In addition, in June 2018, the carrying values for four of the Partnership's seven wholly-owned multi-gas carriers (the Napa Spirit, Pan Spirit, Camilla Spirit and Cathinka Spirit), were written down to their estimated fair values, using appraised values, as a result of the Partnership's evaluation of alternative strategies for these assets, the then-current charter rate environment and the outlook for charter rates for these vessels at that time. The total impairment charge of $33.0 million was included in write-down of vessels and goodwill and gain (loss) on sales of vessels for the year ended December 31, 2018 in the Partnership's consolidated statements of income.
b)In December 2018, the Partnership sold the European Spirit Suezmax tanker and recorded a write-down on this vessel of $4.0 million for the year ended December 31, 2018 in the Partnership's consolidated statements of income. The Partnership used the net proceeds of $15.7 million from the sale to repay its existing term loan associated with the vessel.
c)In October 2018, the Partnership sold the African Spirit Suezmax tanker and recorded a write-down on this vessel of $3.9 million for the year ended December 31, 2018 in the Partnership's consolidated statements of income. The Partnership used the net proceeds of $12.8 million from the sale primarily to repay its existing term loan associated with the vessel.
d)In March 2018, the carrying value of the Alexander Spirit conventional tanker was written down to its estimated fair value, using an appraised value, as a result of changes in the Partnership's expectations of the vessel's future opportunities at that time. The impairment charge of $13.0 million is included in write-down of vessels and goodwill and gain (loss) on sales of vessels for the year ended December 31, 2018 in the Partnership's consolidated statements of income. The Partnership recorded a further write-down in respect of this vessel of $0.8 million for the year ended December 31, 2019 as the vessel was sold in October 2019 for net proceeds of $11.5 million.
20.Subsequent Events
a)On February 8, 2021, the Tangguh Joint Venture, of which the Partnership has a 70% ownership interest, refinanced its $191.5 million term loan which was scheduled to mature in 2021, by entering into a new $191.5 million term loan maturing in February 2026.