Form 20-F
period 2021-12-31
Seapeak LLC
filed 2022-04-04
CIK 1308106

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________________________
FORM 20-F
  _______________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number 1-32479
  _______________________________
SEAPEAK LLC
(Exact name of Registrant as specified in its charter)
  _______________________________
Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)
2000, 550 Burrard Street, Vancouver, BC, Canada, V6C 2K2
(Address of principal executive offices)
Scott Gayton
2000, 550 Burrard Street, Vancouver, BC, Canada, V6C 2K2
Telephone: (604) 844-6609
Email: Enquiries@seapeak.com
(Name, Telephone, Email and/or Facsimile number and Address of company Contact Person)

Securities registered, or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Series A Preferred Units	SEAL PRA	New York Stock Exchange
Series B Preferred Units	SEAL PRB	New York Stock Exchange
Securities registered, or to be registered, pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
  _______________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
5,000,000 Series A Preferred Units
6,800,000 Series B Preferred Units
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐   No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No  ☐
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
Yes  ☐        No  ☒
Auditor Name:    KPMG LLP    Auditor Location:    Vancouver BC, Canada    Auditor Firm ID:    85

SEAPEAK LLC

PART I
This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

Unless otherwise indicated, references in this Annual Report to “Seapeak,” the “Company,” “we,” “us” and “our” and similar terms refer to Seapeak LLC (formerly Teekay LNG Partners L.P.) and/or one or more of its subsidiaries, except that those terms, when used in this Annual Report in connection with common units or the preferred units described herein, shall mean specifically Seapeak LLC. References in this Annual Report to (a) the “Partnership” refer to Teekay LNG Partners L.P. prior to its conversion from a Marshall Islands limited partnership into a Marshall Islands limited liability company and its renaming as Seapeak LLC on February 25, 2022 and (b) “Teekay GP” or the “General Partner” refer to Teekay GP L.L.C., the general partner of the Partnership.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•our ability to make cash distributions on our preferred units;
•our future financial condition and results of operations, our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities, including vessel acquisitions;
•our liquidity needs and meeting our going concern requirements, including our anticipated funds and sources of financing for liquidity and working capital needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least a one-year period;
•our ability to obtain financing, including new bank financings, and to refinance existing indebtedness;
•the expected scope, duration and effects of the novel coronavirus (or COVID-19) pandemic, and the consequences of any future epidemic or pandemic crises;
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
•our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter or whose charter contract is expiring in 2022 and 2023;
•the impact of the invasion of Ukraine by Russia on the economy, our industry and our business, including as the result of sanctions on Russian companies and individuals and any retaliatory measures by Russia or other countries in response;
•the adequacy of our insurance coverage, less any applicable deductible;
•the possibility of future resumption of the LNG plant in Yemen operated by Yemen LNG Company Limited (or YLNG) and the repayment of deferred hire amounts from YLNG on our two 52%-owned vessels, the Marib Spirit and Arwa Spirit;
•our ability to continue to derive a significant portion of our revenues and cash flow from a limited number of customers;
•our continued ability to enter into long-term, fixed-rate time-charters with our LNG and LPG customers;
•obtaining LNG and LPG projects that we bid on;
•our expectations regarding the performance of the receiving and regasification terminal in Bahrain owned by Bahrain LNG W.L.L., a joint venture owned by us (30%), the Kingdom of Bahrain's Ministry of Oil and Gas (formerly National Oil & Gas Authority) (30%), Gulf Investment Corporation (24%) and Samsung C&T (16%) (or the Bahrain LNG Joint Venture);
•our ability to obtain all permits, licenses, and certificates with respect to the conduct of our operations;
•the impact and expected cost of, and our ability and plans to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business, including the expected cost to install ballast water treatment systems on our vessels;
•the impact on our business of heightened awareness of and concern with climate change, including on demand for our services and alternative energy sources to LNG and LPG;
•the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•the expected impact of the cessation of the London Inter-bank Offered Rate (or LIBOR), adoption of the "Poseidon Principles" by financial institutions or any change in jurisdictional economic substance requirements;
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
•our ability to maintain good relationships with the labor unions that work with us;
•the outcome of pending litigation and claims; and
•our business strategy and other plans and objectives for future operations, including our Environmental, Social and Governance (or ESG) initiatives.

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
Item 2.Offer Statistics and Expected Timetable
Not applicable.
Item 3.Key Information
RISK FACTORS
Some of the risks summarized below and discussed in greater detail in the following pages relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our preferred units. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results and ability to pay distributions on, and the trading price of, our preferred units.

Risk Factor Summary

Risks Related to Our Industry

•The COVID-19 pandemic is dynamic. The continuation of the pandemic, or the emergence of other epidemic or pandemic crises, could have material adverse effects on our business, results of operations, or financial condition.
•Our future performance depends on growth in LNG production, demand and supply for LNG and LPG, and LNG and LPG shipping.
•Adverse economic conditions or other developments, including disruptions in the global credit markets, could adversely affect our business and may affect our customers’ ability to pay for our services.
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
Risks Related to Our Business

•We may not have sufficient cash from operations to enable us to pay distributions on our preferred units.
•Over time, the value of our vessels may decline, which could result in both write-downs and an adverse effect on our operating results.
•Substantial operations outside the United States expose us and our customers to political, governmental and economic instability, which could harm our operations.

•We depend on certain of our joint venture partners to assist us in operating our business.
•We may be unable to charter or recharter vessels at attractive rates, which may lead to reduced revenues and profitability.
•The loss of any key customer, charter or vessel, or any material adjustment to our charter contracts could result in a significant loss of revenues and cash flow.
•Financing agreements containing operating and financial restrictions may restrict our business and financing activities.
•We may make substantial capital expenditures to expand the size of our fleet or gas business, which may impact our liquidity position.
•Any capital expenditures may impact our liquidity position. Funding of any capital expenditures with debt may significantly increase our interest expense and financial leverage. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business.
•Our substantial debt levels may limit our flexibility in obtaining additional financing, refinancing credit facilities upon maturity, and pursuing other business opportunities.
•Restrictions in our debt agreements may prevent us from paying distributions on our preferred units.
•We and certain of our joint venture partners may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, or may have to pay substantially increased costs for our employees and crew.
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
•Increased regulatory oversight, uncertainty relating to the nature and timing of the potential phasing out of LIBOR, and agreement on any new alternative reference rates may adversely impact our ability to manage our exposure to fluctuations in interest rates and borrowing costs.
•Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt our operations and adversely affect our cash flows.
•Our directors and officers and Stonepeak Partners L.P. (or Stonepeak) and its other affiliates have conflicts of interest and limited or no fiduciary duties, which may permit them to favor their own interests to those of us or our unitholders.
•Except in limited circumstances, our board of directors (or Board) has the power and authority to conduct our business without member approval.
•Our joint venture arrangements impose obligations upon us but in certain circumstances limit our control of the joint ventures, which may affect our ability to achieve our joint venture objectives.
Legal and Regulatory Risks

•Climate change and greenhouse gas (or GHG) restrictions may adversely impact our operations and markets.
•Increasing scrutiny and changing expectations with respect to ESG policies and practices may impose additional costs on us or expose us to additional risks.
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
Tax Risks

•U.S. tax authorities could treat us as a “passive foreign investment company” (or PFIC) which could have adverse U.S. federal income tax consequences to U.S. holders.
•We are subject to taxes, which may reduce our liquidity position. In addition, unitholders may be subject to Canadian withholding tax on distributions if we are determined to be resident in Canada.
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
The ongoing spread of COVID-19, including the developments of variants of the virus, and the emergence of other epidemic or pandemic crises, may negatively impact our business, results of operations and financial condition. Although global demand for LNG has remained relatively stable, the COVID-19 pandemic has resulted in volatility in global demand for LPG and crude oil. As our business includes the transportation of LNG and LPG, any significant decrease in demand for the cargo we transport could adversely affect demand for our services. COVID-19 has also increased certain crewing-related costs, which has reduced our cash flows, and the pandemic was a contributing factor to a reduction in vessel values which resulted in the write-down of certain of our multi-gas vessels during the year ended December 31, 2020, as described in "Item 18 - Financial Statements: Note 19a - (Write-down) and Gain on Sales of Vessels".

Other effects of the current pandemic include, or may include, among others:
•disruptions to our operations as a result of the potential health impact on our employees and crew, and on the workforces of our customers and business partners;
•supply chain and other business disruptions from, or additional costs related to, a limited supply of labor, parts or goods;
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
•potential shortages or a lack of access to required spare parts for our vessels, or potential delays in any repairs to, or scheduled or unscheduled maintenance or modifications or dry docking of, our vessels (including the currently scheduled drydocks for 19 of our LNG and LPG carriers in 2022), as a result of a lack of berths available by shipyards from a shortage in labor or due to other business disruptions;
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

Although we have taken measures to limit the impact of COVID-19 on business continuity, including implementation of a “work from home” policy for shore-based employees, as required depending on each location, and the commencement of select rotations of our shore personnel where possible, these and other measures may not be sufficient to protect our business against the impact of COVID-19.
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
Furthermore, spot charter rates initially came under pressure commencing in 2020 due to the impact of the COVID-19 pandemic. In addition, trading prices of our preferred units have been volatile due in part to the recent impact of the pandemic on the energy markets and global macro events, and which may also be affected by the impact of the Russian invasion of Ukraine. The ongoing pandemic and such invasion may significantly impact global economic activity (including the demand for LNG and LPG, and associated shipping rates, which may in turn negatively affect our spot chartered vessels) and may disrupt, delay or lead to cancellations of the construction of new LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which could negatively affect our business, results of operations and financial condition.
Reduced demand for LNG and LPG shipping could have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.
Adverse economic conditions or other developments may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business, financial condition and results of operations.
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
Low energy prices may negatively affect both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil. Low energy prices may adversely affect, and may continue to adversely affect energy and capital markets and available sources of financing for our capital expenditures and debt repayment obligations. A sustained low energy price environment may adversely affect our business, results of operations and financial condition and our ability to make cash distributions as a result of, among other things, the following events which are beyond our control:
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
•customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration, or seeking to negotiate cancellable contracts;
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
Terrorist attacks, and current or future conflicts in Ukraine, the Middle East, Libya, East Asia, South East Asia, West Africa and elsewhere, and political change, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Recent hostilities in Ukraine, the Middle East, especially among Qatar, Saudi Arabia, the United Arab Emirates, Iran, Yemen and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, or elsewhere, which may contribute to economic instability and disruption of LNG and LPG production and distribution, which could result in reduced demand for our services or impact on our operations and or our ability to conduct business.

Furthermore, Russia's recent invasion of Ukraine, in addition to sanctions announced in February and March 2022 by President Biden and several European and world leaders and nations against Russia and any further sanctions, may also adversely impact our business given Russia’s role as a major global exporter of crude oil and natural gas. Our business could be harmed by trade tariffs, trade embargoes or other economic sanctions by the United States or other countries against Russia, companies with Russian connections or the Russian energy sector and harmed by any retaliatory measures by Russia or other countries in response. While much uncertainty remains regarding the global impact of the Russia's invasion of Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. In addition, it is possible that third parties with which we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations and financial condition.

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
Risks Related to Our Business
We may not have sufficient cash from operations to enable us to pay distributions on our preferred units.
Our ability to pay distributions on our preferred units principally depends upon our ability to continue generating cash from our operations, which may fluctuate based on, among other things:

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
•our ability to make working capital borrowings, including to pay distributions to unitholders; and
•the amount of any cash reserves, including reserves for future capital expenditures, anticipated future credit needs and other matters, established by our Board, in its discretion.
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

In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in which we operate, or to which we trade, or to which we or any of our customers, joint venture partners or business partners become subject, may harm our business. For example, general trade tensions between the United States and China escalated in 2018 and continued through much of 2019, with the United States imposing a series of tariffs on China and China responding by imposing tariffs on United States products. Although during the last quarter of 2019, the United States and China negotiated an agreement to reduce trade tensions which became effective in February 2020, our business could be harmed by increasing trade protectionism or trade tensions between the United States and China, as well as any trade embargoes or other economic sanctions by the United States or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities, or diplomatic or political pressures that limit trading activities with those countries. In addition, sanctions imposed on certain Russian companies and individuals starting in 2014 based on Russia's involvement in divesting control by Ukraine of the Crimea region and sanctions announced in February and March 2022 by President Biden and several European and world leaders and nations against Russia and any further sanctions may also adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. Further, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results. Please see below relating to our two vessels chartered out to YLNG in “Item 3 – Risk Factors: We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel, or any adjustment to our charter contracts could result in a significant loss of revenues and cash flow.”

We depend on certain of our joint venture partners to assist us in operating our business and competing in our markets.
We have entered into, and expect to enter into additional, joint venture arrangements with third parties to expand our fleet and access growth opportunities. In particular, we rely on the expertise and relationships that our joint ventures and joint venture partners may have with current and potential customers to jointly pursue LNG and LPG projects and provide assistance in competing in new markets.

Our ability to compete for the transportation requirements of certain LNG and LPG projects, enter into new charter contracts, secure financings and expand our customer relationships depends in part on our ability to leverage our relationships with our joint venture partners and their reputations and relationships in the shipping industry. If certain of our joint venture partners suffer material damage to their reputations or relationships it may harm our ability to:

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
Our ability to charter or recharter our LNG and LPG carriers upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters depend upon, among other things, the then current states of the LNG and LPG carrier markets. As of December 31, 2021, in our LNG and LPG operating fleet, including the Magellan Spirit chartered-in from 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture), we had zero and three vessels, respectively, that were trading in the spot market; we had four and 13 vessels, respectively, with charters scheduled to expire in 2022, excluding extension options; and three and six vessels, respectively, with charters scheduled to expire in 2023, excluding extension options. If charter rates are low when existing time charters expire, we may be required to recharter our vessels at reduced rates or even possibly at a rate whereby we incur a loss, which would harm our results of operations. Alternatively, we may determine to leave such vessels off-charter, which would also harm our results of operations. The size of the current orderbooks for LNG carriers and LPG carriers is expected to result in the increase in the size of the world LNG and LPG fleets over the next few years. An over-supply of vessel capacity, combined with stability or any decline in the demand for LNG or LPG carriers, may result in a reduction of charter hire rates.
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

Two of the six MALT LNG Carriers in our 52%-owned MALT Joint Venture, the Marib Spirit and Arwa Spirit, were chartered-out to Yemen LNG under long-term charter contracts with YLNG. However, due to the political unrest in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the MALT Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments were deferred. Concurrently with the expiration of the most recent deferral arrangement, in February 2022, the MALT Joint Venture entered into a second suspension agreement with YLNG (or the Second Suspension Agreement) pursuant to which the MALT Joint Venture and YLNG agreed to suspend the two charter contracts for a further period of up to three years beyond the expiry of the Original Suspension Agreement. Please read “Item 5 – Operating and Financial Review and Prospects: Significant Developments in 2021 and Early 2022 – Charter Contracts for MALT LNG Carriers."

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
We have previously made substantial capital expenditures to increase the size of our fleet or gas business. In the event that we further increase the size of our fleet or gas business, we may incur further substantial capital expenditures. Please read “Item 5 – Operating and Financial Review and Prospects: Contractual Obligations and Contingencies” for additional information about our commitments associated with our capital expenditures. The obligations of us and our joint ventures to pay the committed expenditures is not conditional upon our or their ability to obtain financing for such expenditures.
Any capital expenditures, including as a result of pursuing future fleet expansion opportunities, may impact our liquidity position. Funding of any capital expenditures with debt may significantly increase our interest expense and financial leverage. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions to our preferred unitholders.

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

To fund any future capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or equity securities. Use of cash from operations may impact our liquidity and ability to pay distributions to preferred unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition.

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
Our substantial debt levels may limit our flexibility in obtaining additional financing, refinancing credit facilities upon maturity, and pursuing other business opportunities.
As at December 31, 2021, our consolidated debt and obligations related to finance leases totaled $2.6 billion and we had the capacity to borrow an additional $235.4 million under our revolving credit facilities. These facilities may be used by us for general corporate purposes. If we obtain debt financing for future newbuilding orders or we are awarded contracts for new LNG or LPG projects, our consolidated debt and obligations related to finance leases will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

•our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on favorable terms, if at all;
•we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations and future business opportunities;
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

The payment of principal and interest on our debt and obligations related to finance leases reduces cash available for distribution on our preferred units. In addition, our financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:

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
We and certain of our joint venture partners may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, or may have to pay substantially increased costs for its employees and crew.
Our success depends in large part on the ability of us and certain of our joint venture partners to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. The ability to attract and retain qualified crew members under a competitive industry environment continues to put upward pressure on crew manning costs.

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
Our LPG/multi-gas carriers that operate in the LPG spot market are either owned by us or owned or chartered-in by our 50/50 LPG-related joint venture with Exmar NV (or Exmar) (or the Exmar LPG Joint Venture), a joint venture entity formed pursuant to a joint venture agreement made in

February 2013 between us and Belgium-based Exmar to own and charter-in LPG carriers with a primary focus on the mid-size LPG carrier segment. The charters in the spot market operate for short durations and are priced on a current, or “spot,” market rate. The LPG spot market is volatile and fluctuates based upon the many conditions and events that affect the price, production and transport of LPG, including competition from alternative energy sources and negative global or regional economic or political conditions. Any adverse changes in the LPG markets may impact our ability to enter into economically beneficial charters when our LPG/multi-gas carriers complete their existing short-term charters in the LPG spot market, which may reduce vessel earnings and impact our operating results.
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

We compete for providing marine transportation services for potential energy projects with a number of experienced companies, including state-sponsored entities and major energy companies affiliated with the energy project requiring energy shipping services. Many of these competitors have significantly greater financial resources than we do. We anticipate that an increasing number of marine transportation companies – including many with strong reputations and extensive resources and experience – will enter the energy transportation sector. This increased competition may cause greater price competition for time-charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition.
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

During 2020, we recognized total write-downs of vessels of $51.0 million. During 2021, we recognized a $30.0 million write-down on our investment in our 50% owned joint venture with Exmar (or the Excalibur Joint Venture). For information about these write-downs, please read "Item 5 – Operating and Financial Review and Prospects: Management's Discussion and Analysis of Financial Condition and Results of Operations – Year Ended December 31, 2021 versus Year Ended December 31, 2020", "Item 18 - Financial Statements: Note 7 - Equity-Accounted Joint Ventures", and "Item 18 – Financial Statements: Note 19 – (Write-down) and Gain on Sales of Vessels."
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
In 2014, the U.S. Treasury Department’s Office of Foreign Assets Control (or OFAC) placed Russia-based Novatek, a 50.1% owner of the Yamal LNG Project, on the Sectoral Sanctions Identifications List. OFAC also previously imposed sanctions on an investor in Novatek and these sanctions also remain in effect. The current restrictions on Novatek prohibit U.S. persons (and their subsidiaries) from participating in debt financing transactions of greater than 60 days maturity with Novatek and, by virtue of Novatek’s 50.1% ownership interest, the Yamal LNG Project. The EU also imposed certain sanctions on Russia. These sanctions require an EU license or authorization before a party can provide certain technologies or technical assistance, financing, financial assistance, or brokering with regard to these technologies. However, the technologies being currently sanctioned by the EU appear to focus on oil exploration projects, not gas projects. In addition, OFAC and other governments or organizations may impose additional sanctions on Novatek, the Yamal LNG Project or other project participants, which may adversely affect the Yamal LNG Project. Although we believe that we are in compliance with all applicable sanctions, laws and regulations, and intend to maintain such compliance, the scope of these sanctions laws may be subject to change.

Russia's invasion of Ukraine in early 2022 may lead to further regional and international conflicts or armed action. It is possible that the ongoing conflict could result in the imposition of further economic sanctions by the United States, the European Union (or EU) or other countries against Russia, Novatek and the Yamal LNG Project, or result in retaliatory measures by Russia in response. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

In addition to our 50%-owned joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture), participants in other projects in which we are involved (including, with respect to such other projects, our joint venture partners, customers, and their respective shareholders or management) may be subject to sanctions, which sanctions may have a material adverse effect on the success of those projects or our joint ventures and, in turn, on our business, financial condition, and results of operations.
Failure, shutdown or other adverse events impacting the Yamal LNG Project may result in our inability to re-deploy the ARC7 LNG carriers.
The charter party under the Yamal LNG Joint Venture’s time-charter contracts for the Yamal LNG Project is Yamal Trade Pte. Ltd., a wholly-owned subsidiary of Yamal LNG, the project’s sponsor. If the Yamal LNG Project were to shutdown or face other adverse events, in either case on a permanent or even temporary basis, we may be unable to redeploy the ARC7 LNG carriers under other time-charter contracts or may be forced to scrap the vessels. Any such events could adversely affect our results of operations.

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

In addition, we are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. For further information about our financial instruments at December 31, 2021, that are sensitive to changes in interest rates, please read "Item 11 – Quantitative and Qualitative Disclosures About Market Risk."
Increased regulatory oversight, uncertainty relating to the nature and timing of the potential phasing out of LIBOR, and agreement on any new alternative reference rates may adversely impact our ability to manage our exposure to fluctuations in interest rates and borrowing costs.

A majority of our debt facilities include interest rates primarily based on LIBOR and certain other interest rate benchmarks, and the distribution rate on our Series B preferred units is scheduled to become based on LIBOR or an alternative rate after October 15, 2027. Accordingly, fluctuations in interest rates could have a material effect on our interest expense and borrowing costs. LIBOR and certain other interest rate benchmarks may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences. As of December 31, 2021, LIBOR is no longer published on a representative basis, with the exception of the most commonly used tenors of U.S. dollar LIBOR, which will no longer be published on a representative basis after June 30, 2023. While there is no consensus on what interest rate may become accepted as alternatives to LIBOR, the Alternative Reference Rates Committee, a steering committee comprised of U.S. financial market participants, has selected as an alternative the Secured Overnight Finance Rate (or SOFR) as published by the Federal Reserve Bank of New York since May 2018. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. At this time, it is impossible to predict whether SOFR or another reference rate will become an accepted alternative to LIBOR. The manner and impact of this transition may materially adversely affect the trading market for LIBOR-based agreements, including our credit facilities, interest rate swaps and Series B preferred units. We will need to negotiate the replacement benchmark rate on our credit facilities and interest rate swaps, and the use of an alternative rate or benchmark may negatively impact our interest rate expense. Any other contracts entered into in the ordinary course of business which currently refer to, use or include LIBOR, may also be impacted.

Further, if a LIBOR rate is not available on a determination date during the floating rate period for any of our LIBOR based agreements, the terms of such agreements will require alternative determination procedures which may result in interest or distribution payments differing from expectations and could affect our profit.

In addition, any changes announced by any governance or oversight body, or future changes adopted by such body, in the method pursuant to which LIBOR rates are determined may result in an increase or decrease in reported LIBOR rates. If that were to occur, the level of interest or distribution payments during the floating rate period for our LIBOR-based agreements would be affected and could affect our profit or the market value of our preferred units.
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

Our directors and officers and Stonepeak and its other affiliates which have a controlling interest in us and control the appointment of members of our Board have conflicts of interest and limited or no fiduciary duties, which may permit them to favor their own interests to those of us or our unitholders.
Stonepeak and its affiliates own all of our outstanding common units, which also permits them to appoint and remove all of our directors (other than any single director our preferred unitholders may be permitted to elect if we are six months in arrears in paying preferred unit distributions (or a Preferred Unit Elected Director)). Neither we nor our directors or officers nor Stonepeak owe any fiduciary duties to our preferred unitholders, other than an implied contractual duty of good faith and fair dealing pursuant to our operating agreement. Three of our directors currently also serve as officers and/or directors of Stonepeak or its other affiliates. Consequently, these directors may encounter situations in which their fiduciary obligations to Stonepeak or its other affiliates, on the one hand, and any obligation to us or our unitholders, on the other hand, are in conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders. These conflicts include, among others, the following situations:

•neither our operating agreement nor any other agreement requires Stonepeak or its affiliates to pursue a business strategy that favors us or utilizes our assets, and directors and officers of Stonepeak and its other affiliates have fiduciary duties to make decisions in the best interests of the owners of Stonepeak and such other affiliates, which may be contrary to our interests;
•our Board is allowed to take into account the interests of parties other than us, such as Stonepeak and its other affiliates, in resolving conflicts of interest, which has the effect of limiting any obligation to our unitholders;
•our operating agreement limits the liability and reduces the fiduciary duties and obligations of our directors and officers under the laws of the Republic of the Marshall Islands, while also restricting the remedies available to our unitholders, and unitholders are treated as having agreed to such modified standards and to certain actions that may be taken by our Board, all as set forth in our operating agreement;
•our Board controls the enforcement of obligations owed to us by Stonepeak and its other affiliates; and
•our Board decides whether to retain separate counsel, accountants or others to perform services for us, which may be the same firms that provide services to Stonepeak or other affiliates.
Except in limited circumstances, our Board, which is appointed by a common unit majority, has the power and authority to conduct our business without member approval.
Our operating agreement provides that members of our Board (other than any Preferred Unit Elected Director) are appointed only by a common unit majority and may be removed, with or without cause, and at any time, by a common unit majority. As a result, Stonepeak and its affiliates, which own all our outstanding common units, are able to control the appointment and removal of members of our Board (other than any Preferred Unit Elected Director) and exercise substantial influence over us. Under our operating agreement, our Board generally has full power and authority to do all things (other than those items that require member approval or with respect to which our Board has sought Conflicts Committee approval) on such terms as it determines to be necessary or appropriate to conduct our business including, among others, the following:
•the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including, subject to any rights of our preferred unitholders, indebtedness that is convertible into securities of us, and the incurring of any other obligations;
•the negotiation, execution and performance of any contracts, conveyances or other instruments;
•the distribution our cash;
•the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;
•the maintenance of insurance for our benefit and the benefit of our members;
•the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any other limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships; the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;
•the indemnification of any person against liabilities and contingencies to the extent permitted by law; and
•subject to the prior payment of all quarterly distributions on the Series A preferred units and Series B preferred units through the most recent applicable distribution payment dates, the purchase, sale or other acquisition or disposition of our securities or, subject to any rights of our preferred unitholders, the issuance of additional securities of us and of options, rights, warrants and appreciation rights relating to our securities.
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
Legal and Regulatory Risks
Climate change and GHG restrictions may adversely impact our operations and markets.

An increasing concern for, and focus on, climate change has promoted extensive existing and proposed international, national and local regulations intended to reduce GHG emissions (including from various countries and the International Maritime Organization (or IMO)). These regulatory measures may include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Compliance with these or other regulations and our efforts to participate in reducing GHG emissions could increase our compliance costs, require additional capital expenditures to reduce vessel emissions and may require changes to our business.

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

We may face increasing pressures from lenders, customers and other market participants, which are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing lenders remain invested in us and make further investments in us, or in order for customers to consider conducting future business with us, especially given our business of transporting LNG and LPG. In addition, it is likely we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

The marine energy transportation industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions which are in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of GHGs and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. The IMO has also established progressive standards limiting emissions from ships starting from 2023 towards 2030 and 2050 goals. These and other laws or regulations may require significant additional capital expenditures or operating expenses in order for us to comply with the laws and regulations and maintain our vessels in compliance with international and national regulations. In addition, the higher emissions of our steam vessels relative to more modern vessels could make it more difficult to secure employment for these vessels and reduce the rates at which we can charter these vessels to its customers.

The environmental and other laws and regulations applicable to us can affect the future charter rates, resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.

Regulations relating to ballast water discharge may adversely affect our operational results and financial condition.

The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (or IOPP) renewal survey, existing vessels constructed before September 8,

2017 were required to comply with updated applicable standards on or after September 8, 2019. For most vessels, compliance with the applicable standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are required to comply with the applicable standards on or after September 8, 2017. We are currently implementing ballast water management system upgrades on certain of our vessels in accordance with the required timelines imposed by the IMO. The cost of compliance with these regulations, including as a result of installing such systems, may be substantial and may adversely affect our results of operation and financial condition. In addition to the requirements under the IMO, the United States Coast Guard (or USCG) has imposed mandatory ballast water management practices for all vessels equipped with ballast water tanks and entering U.S. waters. These USCG regulations may have the effect of restricting our vessels from entering U.S. waters, unless we equip our vessels with pre-approved ballast water treatment system (or BWTS) or receive authorization by a duly-issued permit or exemption.
Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the UK's Criminal Finances Act and other anti-bribery or anti-money laundering legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
We operate our vessels worldwide, which may require our vessels to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (or the FCPA), the Bribery Act 2010 of the United Kingdom (or the UK Bribery Act) and the Criminal Finances Act 2017 of the United Kingdom (or the CFA). We are subject, however, to the risk that we, our joint venture partners, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption and anti-money laundering laws, including the FCPA, the UK Bribery Act and the CFA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
With a majority of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.
Finance ministers of the EU rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are put on a “grey list” or a “blacklist”. Bermuda and the Marshall Islands were removed from the blacklist in May and October 2019, respectively. Subsequently, in February 2020, Bermuda and the Marshall Islands were "white-listed" by the EU and the Marshall Islands continues to remain on such list. On February 24, 2022, Bermuda was put on the "grey list" and it is expected to be moved back to the "white list" in October of 2022 subject to review by the EU Council. While being on the "grey list", it is expected that Bermuda will not suffer any direct penalties or sanctions from the EU states.

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

Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services and continue to develop in ways which we cannot predict, including with respect to evolving technologies such as cloud computing. The EU has adopted the General Data Privacy Regulation (or the GDPR), a comprehensive legal framework to govern data collection, use and sharing and related consumer privacy rights which took effect in May 2018. The GDPR includes significant penalties for non-compliance. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to an Investment in Our Securities
Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. In addition, certain of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible to bring an action against us or against these individuals in the United States. Even if successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict the enforcement of a judgment against us or our assets or the assets of our directors and officers.
Tax Risks
In addition to the following risk factors, you should read "Item 4E – Taxation of the Company", "Item 10 – Additional Information – Material United States Federal Income Tax Considerations" and “Item 10 – Additional Information – Non-United States Tax Considerations" for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our units.
U.S. tax authorities could treat us as a PFIC which could have adverse U.S. federal income tax consequences to U.S. holders.
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC, for such purposes in any taxable year in which, after taking into account the income and assets of the corporation and, pursuant to a “look-through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value) and any partnership in which the corporation directly or indirectly owns less than 25% of the equity interests (by value) to the extent the corporation satisfies an "active partner" test and does not elect out of "look through" treatment, either (i) at least 75% of its gross income consists of “passive income,” or (ii) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries' time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing passive foreign investment companies (or PFICs), there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our and our look-through subsidiaries' assets, income or operations.

If we or the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under "Item 10 – Additional Information: Material United States Federal Income Tax Considerations") held units, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read "Item 10 – Additional Information: Material United States Federal Income Tax Considerations – United States Federal Income Taxation of U.S. Holders – Consequences of Possible PFIC Classification." In addition, if we or the IRS were to determine that we are or have been a PFIC, the price of our Preferred Units may decline and our ability to raise capital on acceptable terms may be materially and adversely affected.
We are subject to taxes, which may impact our liquidity position. In addition, unitholders may be subject to Canadian withholding tax on distributions if we are determined to be resident in Canada.
We or our subsidiaries (including those owned in our joint ventures) are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which may adversely impact our liquidity position. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions, including in certain cases estimates, on matters that are not entirely free from doubt and for which we may not have received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on us or our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, with respect to our tax year ending in 2021, we believe we are subject to 4% gross basis tax, as discussed below under “Item 4E – Taxation of the Company”, "Item 10 – Additional Information – Material United States Federal Income Tax Considerations.” With respect to our tax year ending in 2022, we expect that the Section 883 Exemption will be applicable to us, however, changes in the ownership of our units may cause us to be unable to claim an Section 883 Exemption. If we were not exempt from taxation under Section 883 of the Code, we would be subject to U.S. federal income tax on income we earn from voyages into or out of the United States, which is not within our complete control. In addition, Seapeak LLC and some of its subsidiaries are relying on (and, prior to the Conversion of the Partnership into Seapeak LLC, some of the Partnership’s subsidiaries relied on) an exemption under subsection 250(6) of the Income Tax Act (Canada) (or the Canada Tax Act) for (i) corporations whose principal business is international shipping and that derive all or substantially all of their revenue from international shipping, and (ii) certain corporations that hold eligible interests in such corporations or other eligible entities. The exemption deems the qualifying corporations not to be resident in Canada for Canadian income tax purposes. If a corporation (including Seapeak LLC and some of its subsidiaries) that would, but for the subsection 250(6) exemption, be resident in Canada is unable to satisfy the requirements of the subsection 250(6) exemption, that corporation would be subject to Canadian income tax on its world-wide income and dividend distributions to the corporation’s shareholders who are non-residents of Canada would generally be subject to Canadian withholding tax. To the extent Seapeak LLC were to distribute dividends as a corporation determined to be resident in Canada, unitholders who are not resident in Canada for purposes of the Canadian Tax Act would generally be subject to Canadian withholding tax in respect of such dividends.

Typically, most of our charter contracts require the charterer to indemnify us in respect of taxes incurred as a consequence of the voyage activities of our vessels, which are under the direction of the charterers. However, we, our joint ventures and our subsidiaries operate in numerous jurisdictions which may result in various voyage-related or freight taxes being imposed. Although we are generally entitled to indemnification from our charterers for these taxes, there is a risk that we may not be able to successfully claim an indemnity for tax liabilities which could impact our financial condition and ability to make cash distributions on our preferred units.
Unitholders may be subject to income tax in one or more non-U.S. countries, including Canada, as a result of owning our units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require unitholders to file a tax return with, and pay taxes to, those countries.
Unitholders may be subject to tax in one or more countries as a result of owning our units if, under the laws of any such country, we are considered to be carrying on business there. If unitholders are subject to tax in any such country, unitholders may be required to file a tax return with, and pay taxes to, that country based on their allocable share of our income. We may be required to reduce distributions to unitholders on account of any withholding obligations imposed upon us by that country in respect of such allocation to unitholders. The United States may not allow a tax credit for any foreign income taxes that unitholders directly or indirectly incur.

Item 4.Information on the Company
A.Overview, History and Development
Overview and History
Seapeak LLC (formerly known as Teekay LNG Partners L.P.) is an international provider of marine transportation services focusing on LNG and LPG. We were formed in 2004 for the purpose of operating in the LNG shipping sector. Our primary strategy focuses on servicing our customers through our fleet of LNG and LPG carriers under medium to long-term, fixed-rate charters. In executing our strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We pursue opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited, including entering into adjacent liquefied gas markets and maritime opportunities.

As of December 31, 2021, our fleet consisted of 47 LNG carriers (including 25 LNG carriers that are accounted for under the equity method) and 28 LPG carriers and multi-gas carriers (including the 21 carriers that are accounted for under the equity method). In addition, as at December 31, 2021, we had one LNG receiving and regasification terminal in Bahrain, in which we own a 30% interest. Our equity-accounted LNG carriers include (i) six LNG carriers (or the MALT LNG Carriers) relating to our 52% ownership interest in the MALT Joint Venture, (ii) four LNG carriers (or the RasGas III LNG Carriers) relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation in which we have a 40% ownership interest, (iii) four LNG carriers relating to the Angola Project (or the Angola LNG Carriers) in our joint venture with Mitsui & Co. Ltd. and NYK Energy Transport (Atlantic) Ltd. (or the Angola Joint Venture) in which we have a 33% ownership interest, (iv) one LNG carrier in the Excalibur Joint Venture, (v) four LNG carriers (or the Pan Union LNG Carriers), in which we have interests ranging from 20% to 30%, relating to our joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd, and (vi) six ARC7 LNG carriers relating to the Yamal LNG Joint Venture. As of December 31, 2021, our 21 equity-accounted LPG carriers (or the Exmar LPG Carriers) relate to our Exmar LPG Joint Venture.

Our fleets of LNG and LPG carriers (including equity-accounted vessels) currently have approximately 7.9 million and 0.9 million cubic meters of total capacity, respectively.

On January 13, 2022, Teekay LNG Partners L.P. was acquired through a merger by investment vehicles managed by Stonepeak. Pursuant to the merger and related transactions (or the Stonepeak Transaction), Stonepeak and its affiliates acquired: (1) 100% of the issued and outstanding common units of the Partnership (including approximately 41.1% of the Partnership common units held by Teekay Corporation), (2) 100% of the ownership interests of Teekay GP L.L.C., the General Partner of the Partnership (or the General Partner), and (3) certain operating subsidiaries from Teekay Corporation which provide services to the Partnership, its subsidiaries and joint ventures.

On February 25, 2022, the Partnership converted from a limited partnership formed under the laws of the Republic of the Marshall Islands into a limited liability company formed under the laws of the Republic of the Marshall Islands (or the Conversion). Concurrently with the Conversion, the Partnership changed its name from "Teekay LNG Partners L.P." to "Seapeak LLC". As a result of the Conversion, Seapeak LLC no longer has a general partner and affiliates of Stonepeak now own 100% of our limited liability company common units. Please see “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2021 and Early 2022” for additional information about the Stonepeak Transaction and the Conversion.

Our principal executive offices are at 2000, 550 Burrard Street, Vancouver, B.C., Canada, V6C 2K2. Our telephone number at such address is (604) 844-6609.

The SEC maintains an internet site at www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website is www.seapeak.com. The information contained on our website is not part of this annual report.
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

Our vessels and our LNG regasification terminal in Bahrain primarily operate under fixed-rate contracts with major energy and utility companies. As of December 31, 2021, the average remaining term for these contracts was over 10 years for our LNG carriers and regasification terminal and approximately two years for our LPG carriers, subject, in certain circumstances, to termination or vessel purchase rights.

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
Liquefied Natural Gas Segment
LNG Carriers
The LNG carriers in our liquefied natural gas segment compete in the LNG market. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time and the charter rate is payable to the owner on a monthly basis and in advance. LNG shipping historically has been transacted with long-term, fixed-rate, time-charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Most shipping requirements for new LNG projects continue to be provided on a long-term basis, though the levels of spot voyages (typically consisting of a single voyage), short-term time-charters and medium-term time-charters have grown in recent years.

In the LNG market, we compete principally with other private and state-controlled energy and utilities companies that generally operate captive fleets, and independent shipowners and operators. Many major energy companies compete directly with independent owners by transporting LNG for third parties in addition to their own LNG. Given the complex, long-term nature of LNG projects, major energy companies historically have transported LNG through their captive fleets. However, independent fleet operators have been obtaining an increasing percentage of charters for new or expanded LNG projects as some major energy companies have continued to divest non-core businesses.

LNG carriers transport LNG internationally between liquefaction facilities and import terminals. After natural gas is transported by pipeline from production fields to a liquefaction facility, it is supercooled to a temperature of approximately negative 260 degrees Fahrenheit. This process reduces its volume to approximately 1/600th of its volume in a gaseous state. The reduced volume facilitates economical storage and transportation by ship over long distances, enabling countries with limited natural gas reserves or limited access to long-distance transmission pipelines to import natural gas. LNG carriers include a sophisticated containment system that holds the LNG and provides insulation to reduce the amount of LNG that boils off naturally. The natural boil off is either used as fuel to power the engines on the ship or it can be reliquefied and put back into the tanks. LNG is transported overseas in specially built tanks in double-hulled ships to a receiving terminal, where it is offloaded and stored in insulated tanks. In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state and then shipped by pipeline for distribution to natural gas customers.

With the exception of the Arctic Spirit and Polar Spirit, which are the only two ships in the world that utilize the Ishikawajima Harima Heavy Industries Self Supporting Prismatic Tank IMO Type B independent tank technology, our fleet uses two of the Gaz Transport and Technigaz (or GTT) membrane containment systems. The GTT membrane systems are used in the majority of LNG tankers now being constructed. New LNG carriers generally have an expected lifespan of approximately 35 to 40 years. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2021, our LNG carriers, including equity-accounted vessels, had an average age of approximately nine years, compared to the world LNG carrier fleet average age of approximately 10 years. In addition, as at that date, there were approximately 681 vessels in the world LNG fleet and approximately 183 additional LNG carriers under construction or on order for delivery through 2025, inclusive of floating storage units and floating storage regasification units.

The following table provides additional information about the LNG carriers in our operating fleet as of December 31, 2021.

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
	(cubic meters)
Operating LNG carriers:
Consolidated
Arctic Spirit	87,305	1993	100%	Time-charter	Petronas LNG Ltd.	Apr. 2022
Polar Spirit	87,305	1993	100%	Time-charter	Petronas LNG Ltd.	May 2022
Hispania Spirit	137,814	2002	100%	Time-charter	Shell International Trading Middle East Ltd.	Sep. 2022
Catalunya Spirit	135,423	2003	100%	Time-charter	Gas Natural SDG	Aug. 2023(2)
Galicia Spirit	137,814	2004	100%	Time-charter	Uniòn Fenosa Gas(3)	Jul. 2029(4)
Madrid Spirit	135,423	2004	100%	Time-charter	Shell International Trading Middle East Ltd.	Dec. 2024(2)
Al Marrouna	149,539	2006	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Oct. 2026(5)
Al Areesh	148,786	2007	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jan. 2027(5)
Al Daayen	148,853	2007	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Feb. 2027(5)
Tangguh Hiri	151,885	2008	70%	Time-charter	The Tangguh Production Sharing Contractors	Dec. 2028
Tangguh Sago	155,000	2009	70%	Time-charter	The Tangguh Production Sharing Contractors	May 2029
Magellan Spirit	165,700	2009	100% – Chartered-in(6)	Time-charter	Petróleo Brasileiro S.A.	Jun. 2022
Creole Spirit	173,400	2016	100% – Finance lease(7)	Time-charter	Trafigura Maritime Logistics Pte Ltd.	Feb. 2022(8)
Oak Spirit	173,400	2016	100% – Finance lease(7)	Time-charter	Total Gas & Power Limited	Jul. 2022 (17)
Macoma	173,400	2017	100% – Finance lease (7)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Oct. 2023(9)
Murex	173,400	2017	100% – Finance lease(7)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Oct. 2024(9)
Seapeak Vancouver(16)	173,400	2017	100% – Finance lease (7)	Time-charter	Gas Natural SDG	Feb. 2022(16)
Magdala	173,400	2018	100% – Finance lease(7)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Jan. 2026(9)
Myrina	173,400	2018	100% – Finance lease(7)	Time-charter	Shell Tankers (Singapore) Private Ltd.	May 2024(9)

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
	(cubic meters)
Megara	173,400	2018	100% – Finance lease(7)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Jul. 2026(9)
Bahrain Spirit	173,400	2018	100%	Time-charter	Bahrain LNG W.L.L.	Feb. 2039
Sean Spirit	174,000	2018	100%	Time-charter	BP Gas Marketing Limited	Dec. 2031(10)
Yamal Spirit	174,000	2019	100% – Finance lease(7)	Time-charter	Yamal Trade PTE. Ltd	Jan. 2034(2)

Equity-Accounted
Excalibur	138,034	2002	50%	Idle	Idle	Idle
Marib Spirit	165,500	2008	52%	Time-charter	Yemen LNG Company Limited(11)	Mar. 2029(12)
Arwa Spirit	165,500	2008	52%	Time-charter	Yemen LNG Company Limited(11)	Apr. 2029(12)
Al Huwaila	214,176	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	May 2033(2)
Al Shamal	213,536	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	May 2033(2)
Al Kharsaah	214,198	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jun. 2033(2)
Al Khuwair	213,101	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jul. 2033(2)
Methane Spirit	165,500	2008	52%	Time-charter	Trafigura	Jan. 2023(13)
Woodside Donaldson	165,500	2009	52%	Time-charter	Pluto LNG Party Limited	Jun. 2026(14)
Magellan Spirit	165,700	2009	52%	Time-charter	Teekay Luxembourg S.À R.L.(6)	Jun. 2022 (6)
Meridian Spirit	165,700	2010	52%	Time-charter	Total E&P Norge AS Mansel Limited	Nov. 2030(12)
Soyo	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Aug. 2031(2)
Malanje	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Sep. 2031(2)
Lobito	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Oct. 2031(2)
Cubal	160,400	2012	33%	Time-charter	Angola LNG Supply Services LLC	Jan. 2032(2)
Pan Asia	174,000	2017	30%	Time-charter	Methane Services Limited	Oct. 2037(15)
Pan Americas	174,000	2018	30%	Time-charter	Methane Services Limited	Jan. 2038(15)
Pan Europe	174,000	2018	20%	Time-charter	Methane Services Limited	Jul. 2038(15)
Eduard Toll	172,410	2018	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Rudolf Samoylovich	172,410	2018	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Pan Africa	174,000	2019	20%	Time-charter	Methane Services Limited	Jan. 2039(15)
Nikolay Yevgenov	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Vladimir Voronin	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Georgiy Ushakov	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
	(cubic meters)
Yakov Gakkel	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
	7,907,952
(1)Each of our time-charters are subject to certain termination and purchase provisions.
(2)The charterer has two options to extend the term for an additional five years each.
(3)LNG Shipping S.P.A. is a wholly-owned subsidiary of ENI S.P.A.
(4)The charterer has one option to extend the term for an additional five years.
(5)The charterer has three options to extend the term for an additional five years each.
(6)The Magellan Spirit is chartered-in from the MALT Joint Venture until June 2022. Teekay Luxembourg S.À R.L. is a wholly-owned consolidated subsidiary of ours. We secured a three-year, time-charter contract for the Magellan Spirit with TotalEnergies S.E. (or TotalEnergies), which is expected to commence once the vessel redelivers from its current time-charter contract.
(7)We are the lessee for these obligations related to finance leases and will be required to purchase the vessel after the end of the lease terms for a fixed price.
(8)The charterer exercised a one-year option at a fixed rate in January 2022.
(9)The charterer has four options to extend the term for an additional three years each.
(10)The charterer has the right to terminate the charter contract in 2026.
(11)The charter contracts for the Marib Spirit and Arwa Spirit with YLNG are currently suspended until early-2025. As of December 31, 2021, Marib Spirit was employed on a short-term contract. Arwa Spirit has entered into a three-year, time-charer contract with TotalEnergies, which is expected to commence once the vessel redelivers from its current time-charter contract with Trafigura in May 2022. Please see "Item 3 – Risk Factors: We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel, or any adjustment to our charter contracts could result in a significant loss of revenues and cash flow" and "Item 5 – Operating and Financial Review and Prospects: Management's Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2021 and early 2022: MALT LNG Carriers Charter Contracts" relating to the status of this charter contract.
(12)The charterer has three options to extend the term for one, five and five additional years, respectively.
(13)The charterer has one option to extend the term for an additional year.
(14)The charterer has four options to extend the term for an additional five years each.
(15)The charterer has five options to extend the term for an additional two years.
(16)Torben Spirit was renamed Seapeak Vancouver in February 2022 and commenced a new three-year, time-charter contract in March 2022 to Petróleo Brasileiro S.A.
(17)We secured a ten-year, time-charter contract for the Oak Spirit with ENN LNG (Singapore) Pte. Ltd, which is expected to commence once the vessel redelivers from its current time-charter contract.

For our consolidated voyage revenues from LNG customers that accounted for more than 10% of our consolidated voyage revenues, please read “Item 18 – Financial Statements: Note 4 – Segment Reporting

Charter Expirations

We have five LNG carriers (the Arctic Spirit, the Polar Spirit, the Hispania Spirit, the Catalunya Spirit, and the Macoma) that are subject to time-charter contracts that are scheduled to expire between February 2022 to February 2023.

In anticipation of the scheduled expiry of these time charters, we are pursuing various opportunities relating to the vessels, which may include redeployment under new time charters, disposition, or other opportunities, all of which will depend on evolving market conditions. Please refer to and read “Item 4 – Information on the Company – Liquefied Natural Gas Segment – LNG Carriers” for additional information and the full list of scheduled expiration dates of our time-charter contracts.
Other Assets
We have a 30% ownership interest in an LNG receiving and regasification terminal in Bahrain. In addition, we provide the operation and maintenance services to the Bahrain terminal. The Bahrain LNG Joint Venture completed the mechanical construction and commissioning of the Bahrain terminal in late-2019 and began receiving terminal use payments in early-2020 under its agreement with the Kingdom of Bahrain's Ministry of Oil and Gas which ends in February 2039.

Liquefied Petroleum Gas Segment
LPG and Multi-gas Carriers
LPG shipping involves the transportation of three main categories of cargo: liquid petroleum gases, including propane, butane and ethane; petrochemical gases, including ethylene, propylene and butadiene; and ammonia.

In the LPG market, we compete principally with independent shipowners and operators, and other private and state-controlled energy and chemical companies that generally operate captive fleets.

As of December 31, 2021, our LPG and multi-gas carriers (including equity-accounted vessels) had an average age of approximately 10 years, compared to the world LPG carrier fleet average age of approximately 15 years. As of that date, the worldwide LPG tanker fleet consisted of approximately 1,522 vessels and approximately 155 additional LPG vessels were on order for delivery through 2025. LPG carriers range in size from approximately 100 to approximately 98,000 cubic meters. Approximately 39% of the vessels in the worldwide fleet are less than 5,000 cubic meters in size. New LPG carriers generally have an expected lifespan of approximately 30 to 35 years.

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

The following table provides information about our LPG and multi-gas carriers in our operating fleet as of December 31, 2021.

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter
	(cubic meters)
Operating LPG carriers:
Consolidated
Napa Spirit	10,077	2003	100%	Spot	Spot market	—
Sonoma Spirit	8,469	2003	100%	Time-charter	Marubeni	Jul. 2022
Pan Spirit	5,821	2009	100%	Time-charter	Mitsubishi Corporation	Jan. 2023
Cathinka Spirit	5,831	2009	100%	Time-charter	Marubeni	Mar. 2022(4)
Camilla Spirit	5,479	2010	100%	Time-charter	Mitsui	Jan. 2022(4)
Unikum Spirit	12,022	2011	100%	Spot	Spot market	—
Vision Spirit	12,022	2011	100%	Spot	Spot market	—
Equity-Accounted
Brussels	35,454	1997	50%	Held for sale
Eupen	38,961	1999	50%	Time-charter	An international energy company	Aug. 2022(2)
Bastogne	35,229	2002	50%	Time-charter	An international energy company	Dec. 2022(1)
Antwerpen	35,223	2005	50% – Chartered-in	Time-charter	An international energy company	Oct. 2023(2)
Libramont	38,455	2006	50%	Time-charter	An international fertilizer company	May 2026
Sombeke	38,447	2006	50%	Time-charter	An international fertilizer company	Jun. 2027
Sylvie	35,217	2007	50% – Chartered-in	Time-charter	An international fertilizer company	Oct. 2022(2)
BW Tokyo	83,300	2009	50% – Chartered-in	Spot	In LPG Pool
Waasmunster	38,115	2014	50%	Time-charter	An international energy company	Oct. 2022
Waregem	38,115	2014	50%	Time-charter	An international fertilizer company	Jan. 2023(2)
Warinsart	38,115	2014	50%	Time-charter	An international energy company	Feb. 2023(2)
Warisoulx	38,115	2015	50%	Time-charter	An international trading company	Jul. 2022(1)
Kaprijke	38,500	2015	50%	Time-charter	An international fertilizer company	Dec. 2025
Knokke	38,500	2016	50%	Time-charter	An international energy company	Apr. 2023(2)

Kontich	38,500	2016	50%	Time-charter	An international energy company	Aug. 2022
Kortrijk	38,500	2016	50%	Time-charter	An international trading company	Jan. 2025(2)
Kallo	38,500	2017	50% – Finance lease(3)	Time-charter	An international fertilizer company	Mar. 2022(5)
Kruibeke	38,500	2017	50% – Finance lease(3)	Time-charter	An international trading company	Feb. 2023
Kapellen	38,500	2018	50% – Finance lease(3)	Time-charter	An international trading company	Dec. 2022(1)
Koksijde	38,500	2018	50% – Finance lease(3)	Time-charter	An international energy company	Dec. 2022
Wepion	38,200	2018	50%	Time-charter	An international fertilizer company	Dec. 2022(2)
	898,667
(1)The charterer has one option to extend the term for an additional six months.
(2)The charterer has one option to extend the term for an additional one year.
(3)Exmar LPG BVBA, in which we have a 50% ownership interest, is the lessee for these obligations related to finance leases and will be required to purchase the vessel after the end of the lease terms for a fixed price.
(4)Upon expiration of the time-charter contract, the vessel returned to the spot market.
(5)In March 2022, we secured a three-year, time-charter contract with one option to extend the term for an additional one year.

No LPG customer accounted for 10% or more of our consolidated voyage revenues during any of 2021, 2020 or 2019. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.
Business Strategies
Our primary long-term business objective is to expand our core businesses globally in order to service our customers' growing gas transportation requirements which we believe will add long-term value for our unitholders. We may evaluate and explore adjacent liquified gas markets and maritime opportunities. Our operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high-quality counterparties.

We intend to achieve our long-term business objective, as stated above, by executing the following strategies:

•Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. LNG and LPG project operators seek LNG and LPG transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We seek to leverage our operational expertise to create a sustainable competitive advantage with consistent delivery of superior customer service.

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
•strategic vessel and business acquisitions; and
•specialized projects in adjacent areas of the business.
•Evaluate and explore adjacent liquified gas markets and maritime opportunities. To continue the growth of our Company, we may evaluate and seek to enter into specialized projects in adjacent areas of our business, including other liquified gas markets and maritime opportunities.
Safety, Management of Ship Operations and Administration
We internally manage our ship operations, other than the vessels owned or chartered-in by our joint ventures with Exmar, which are commercially and technically managed by Exmar, our seven multi-gas carriers, which are technically and commercially managed by external ship managers, two of the Angola LNG Carriers, which are commercially and technically managed by NYK Energy Transport (Atlantic) Ltd. and five of our LNG carriers, which are chartered-out to Shell Tankers (Singapore) Private Ltd. and technically managed by a subsidiary of Royal Dutch Shell Plc. Safety and Environmental Compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, and to minimize the impact on the environment and society. We seek to effectively manage risk in the organization using a three-tiered approach at an operational, management and corporate level, designed to provide a clear line of sight throughout the organization. All of our operational employees receive training in the use of risk tools and the management system. We also have an approved competency management system in place to ensure our seafarers continue their professional development and are competent before being promoted to more senior roles.

We believe in continuous improvement, which has seen our safety and environmental culture develop over a significant time period. Health, Safety and Environmental Program milestones include the roll-out of the Environmental Leadership Program (2005), Safety in Action (2007), Quality Assurance and Training Officer Program (2008), Operational Leadership - The Journey (2010), E-Colours (2014), Significant Incident Potential (2015), Navigation Handbook (2016), Risk Tool Handbook (2017), Safety Management System upgrade (2018) and Fleet Training Officer (FTO) Program (2021).

In addition, the Operational Leadership - The Journey booklet was revised and relaunched in 2020. The booklet sets out our operational expectations and responsibilities and contains our safety, environmental and leadership commitments and our Health, Safety, Security and Environmental & Quality Assurance Policy, which is signed by all employees and empowers them to work safely, to live our vision, and to look after one another.

We are certified under the standards reflected in International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, ISO 45001 for Occupational Health and Safety Management Systems, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention (or ISM Code) on a fully integrated basis. As part of our compliance with the ISM Code, all of our vessels’ safety management certificates are maintained through annual internal audits performed by our certified internal auditors and periodical external audits performed by the classification society DNV. Subject to satisfactory completion of these internal and external audits, certification is valid for five years.

We produce a publicly available sustainability report which reflects the efforts, achievements, results and challenges faced by us relating to several key related matters, including emissions, climate change, corporate social responsibility, diversity and health, safety environment and quality. We recognize the significance of ESG considerations and in 2020 set an ESG strategy foundation which is intended to direct our efforts and performance in the years ahead. Our ESG strategy is focused on three broad areas: allocating capital to support the global energy transition; operating our existing fleets as safely and efficiently as possible; and further strengthening our ESG profile. Annual targets are set for the organization and are closely monitored.

In addition to our operational experience, our in-house global shore staff provides a full range of technical, commercial and business development services for our LNG and LPG operations. The staff also provides administrative support to our operations in finance, accounting and human resources. We believe this arrangement affords a safe, efficient and cost-effective operation. Vessel management services are provided by our teams located in various offices around the world. These include critical vessel management functions such as:

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

We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution. In addition, the cost of protection and indemnity insurance significantly increased during 2021.

In our operations, we use thorough risk management program that includes, among other things, risk analysis tools, maintenance and assessment programs, a seafarers' competence training program, seafarers' workshops and membership in emergency response organizations.

We have achieved certification under the standards reflected in ISO 9001 for Quality Assurance, ISO 14001 for environment management systems, ISO 45001:2018, and the IMO’s ISM Code on a fully integrated basis.
Flag, Classification, Audits and Inspections
Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “Classed” by one of the major classification societies and members of International Association of Classification Societies Ltd.: Bureau Veritas, Lloyd’s Register of Shipping, the American Bureau of Shipping or DNV.

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

We follow a comprehensive inspection and audit regime supported by our sea staff, shore-based operational and technical specialists and members of our Fleet Training Officer (FTO) program. We typically carry out two internal inspections and one internal audit annually, which helps ensure us that:

•our vessels and operations adhere to our operating standards;
•the structural integrity of the vessel is being maintained;
•machinery and equipment is being maintained to give reliable service;
•we are optimizing performance in terms of speed and fuel consumption; and
•our vessels' appearance supports our brand and meets customer expectations.

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

IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Ship and Port Facility Security Code (or ISPS), the ISM Code, the International Convention on Load Lines of 1966, and, specifically with respect to LNG and LPG carriers, the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (or the IGC Code) and International Code for Ships operating in Polar Waters (or the Polar Code). SOLAS provides rules for the construction of and the equipment required for commercial vessels and includes regulations for their safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

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

Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. Tier III limits are 80% below Tier I, and these cannot be achieved without additional means such as Selective Catalytic Reduction. In October 2016 the IMO’s Marine Environment Protection Committee (or MEPC) approved the designation of the North Sea (including the English Channel) and the Baltic Sea as ECAs for NOx emissions; these ECAs and the related amendments to Annex VI of MARPOL (with some exceptions) entered into effect on January 1, 2019. This requirement will be applicable for new ships constructed on or after January 1, 2021 if they visit the Baltic or the North Sea (including the English Channel) and requires the future trading area of a ship to be assessed at the contract stage. There are exemption provisions to allow ships with only Tier II engines, to navigate in a NOx Tier III ECA if the ship is departing from a shipyard where the ship is newly built or visiting a shipyard for conversion/repair/maintenance without loading/unloading cargoes.

Effective January 1, 2020, Annex VI imposes a global limit for sulfur in fuel oil used on board ships of 0.50% m/m (mass by mass), regardless of whether a ship is operating outside a designated ECA. The ECA limit of 0.10% will still apply, as will any applicable local regulations. Effective March 1, 2020, the carriage of non-compliant fuel is prohibited. To comply with the 2020 global sulfur limit for fuel, ships must utilize different fuels containing low or very low sulfur (e.g., low sulfur fuel oil, very low sulfur fuel oil, low sulfur marine gas oil (or LSMGO), biofuels or other compliant fuels such as LNG), or utilize exhaust gas cleaning systems, known as “scrubbers.” Amendments to the information to be included in bunker delivery notes relating to the supply of marine fuel oil to ships fitted with alternative mechanisms to address sulfur emission requirements (e.g. scrubbers) became effective January 1, 2019. At present, we have not installed any scrubbers on our existing gas fleet (nor do we have plans to). All of our LNG vessels are in compliance with 2020 global sulfur fuel regulations. Our fuel strategy is to use LNG as primary fuel (except the Q-Flex LNG vessels) and compliance fuels as secondary fuel.

As of March 1, 2018, amendments to Annex VI impose new requirements on ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work. Amendments to MARPOL Annex VI that makes the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessels' Ship Energy Efficiency Management Plan (or SEEMP) to include a part II describing the ship specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data to the Administration. This has been verified as compliant on all ships for calendar year 2020. The verification of data collected for the 2021 calendar year is ongoing.

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

IMO Guidance for countering acts of piracy and armed robbery is published by the IMO’s Maritime Safety Committee (or MSC). MSC.1/Circ.1339 (Piracy and armed robbery against ships in waters off the coast of Somalia) outlines Best Management Practices (or BMP) for protection against Somalia based Piracy. Specifically, MSC.1/Circ.1339 provides guidance to Shipowners and ship operators, shipmasters and crews on preventing and suppressing acts of piracy and armed robbery and was adopted by the IMO through Resolution MSC.324(89). The BMP is a joint industry publication by BIMCO, ICS, IGP&I Clubs, INTERTANKO and OCIMF VIQ Version 7 as the latest. Our fleet follows the guidance within BMP 5 when transiting in other regions with recognized threat levels for piracy and armed robbery, including West Africa.

The IMO's Ballast Water Management Convention entered into force on September 8, 2017. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. The convention requires the implementation of either the D-1 or D-2 standard. There will be a transitional period from the entry into force to the IOPP renewal survey in which ballast water exchange (reg. D-1) can be employed. The IMO’s MEPC agreed to a compromise on the implementation dates for the D-2 discharge standard: ships constructed on or after September 8, 2017 must comply with the D-2 standard upon delivery. Existing ships should be D-2 compliant on the first IOPP renewal following entry into force if the survey is completed on or after September 8, 2019, or a renewal IOPP survey was completed on or after September 8, 2014 but prior to September 8, 2017. Ships should be D-2 compliant on the second IOPP renewal survey after September 8, 2017 if the first renewal survey after that date was completed prior to September 8, 2019 and if the previous two conditions are not met. Vessels will be required to meet the discharge standard D-2 by installing an approved BWTS. Besides the IMO convention, ships sailing in U.S. waters are required to employ a type-approved BWTS which is compliant with USCG regulations. The USCG has approved a number of BWTSs both nationally and internationally, out of which Alfa Laval (Sweden), Ocean Saver (Norway), Techcross, and De Nora are under our approved list for retrofit. We estimate that the installation of approved BWTS may cost between $2 million and $3 million per vessel.
The IMO has also adopted the Polar Code which deals with matters regarding the design, construction, equipment, operation, search and rescue and environmental protection in relation to ships operating in waters surrounding the two poles. The Polar Code includes both safety and environmental provisions. The Polar Code and related amendments entered into force in January 2017. The Polar Code is mandatory for new vessels built after January 1, 2017. For existing ships, this code will be applicable from the first intermediate or renewal survey, whichever occurs first, beginning on or after January 1, 2018. All our vessels trading in this area are fully compliant with the Polar Code.

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

MSC.338(91) adopted amendments to SOLAS Regulation II-2/10 to clarify that a minimum of two-way portable radiotelephone apparatus for each fire party for fire-fighters' communication shall be carried on board. These radio devices shall be of explosion proof type or intrinsically safe type. All existing ships built before July 1, 2014 should comply with this requirement by the first safety equipment survey after July 1, 2018. All new vessels constructed (keel laid) on or after July 1, 2014 must comply with this requirement at the time of delivery. Regulations II-2/1 and II 2/10 on firefighting came into force on July 1, 2014. Existing ships built before July 1, 2014 were required to comply by July 1, 2019.

As per MSC. 338(91), requirements have been highlighted for audio and visual indicators for breathing apparatus which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 liters. This applies to ships constructed on or after July 1, 2014. Ships constructed before July 1, 2014 were required to comply no later than July 1, 2019. As of December 31, 2021, all of our vessels are in compliance with these requirements.

Cyber-related risks are operational risks that are appropriately assessed and managed in accordance with the safety management requirements of the ISM Code. Cyber risks are required to be appropriately addressed in our safety management system no later than the first annual verification of our Document of Compliance after January 1, 2021. As of July 16, 2021, verification audits of our Document of Compliance have been completed and we are in compliance with IMO Resolution MSC.428(98) requirement for maritime cyber risk management.

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

EU
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

The EU has adopted a Directive requiring the use of low sulfur fuel. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOx ECAs. Other jurisdictions have also adopted similar regulations.

All ships above 5,000 gross tonnage calling EU waters are required to comply with EU-MRV regulations. These regulations came into force on July 1, 2015 and aim to reduce GHG emissions within the EU. It requires ships carrying out maritime transport activities to or from European Economic Area ports to monitor and report information including verified data on their CO2 emissions from January 1, 2018. Data collection takes place on a per voyage basis and started from January 1, 2018. The reported CO2 emissions, together with additional data (e.g. cargo, energy efficiency parameters), are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency (or EMSA). Teekay Corporation has signed an agreement with DNV for monitoring, verification and reporting as required by this regulation. We are presently using IMOS/Veslink forms which will have a smooth interface with DNV. The reporting period for the 2020 calendar year has been completed, and emission reports for the vessels which have carried out EU voyages have been submitted in the THETIS database. Based on emission reports submitted in THETIS, a document of compliance has been issued and is placed on board.
The EU Ship Recycling Regulation entered into force on December 30, 2013. It aims to prevent, reduce and minimize accidents, injuries and other negative effects on human health and the environment when ships are recycled, and the hazardous waste they contain is removed. The legislation applies to all ships flying the flag of an EU country and to vessels with non-EU flags that call at an EU port or anchorage. It sets out responsibilities for shipowners and for recycling facilities both in the EU and in other countries. Each new ship is required to have on board an inventory of the hazardous materials (such as asbestos, lead or mercury) it contains in either its structure or equipment. The use of certain hazardous materials is forbidden. Before a ship is recycled, its owner must provide the company carrying out the work with specific information about the vessel and prepare a ship recycling plan. Recycling may only take place at facilities listed on the EU ‘List of facilities’.

The EU Ship Recycling Regulation generally entered into force on December 31, 2018, with certain provisions applicable from December 31, 2020. Compliance timelines are as follows: EU-flagged newbuildings were required to have onboard a verified Inventory of Hazardous Materials (or IHM) with a Statement of Compliance by December 31, 2018, existing EU-flagged vessels are required to have onboard a verified IHM with a Statement of Compliance by December 31, 2020, non-EU-flagged vessels calling at EU ports are also required to have onboard a verified IHM with a Statement of Compliance latest by December 31, 2020. We contracted a class-approved HazMat expert company to assist in the preparation of an IHM and obtaining Statements of Compliance for our vessels. The EU Commission adopted a European List of approved ship recycling facilities, as well as four further decisions dealing with certification and other administrative requirements set out in the EU Ship Recycling Regulation. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships. The Hong Kong Convention is not yet ratified.

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

All our vessels have USCG approved vessel response plans. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The USCG has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Similarly, we also have California Vessel Contingency Plans on board vessels which are likely to call ports in State of California.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” (or VGP) and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The VGP incorporated USCG requirements for ballast water exchange and includes specific technology-based requirements for vessels and includes an implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry docking after January 1, 2016, depending on the vessel size. The Vessel Incidental Discharge Act (or VIDA) was signed into law on December 4, 2018 and established a new framework for the regulation of vessel incidental discharges under the Clean Water Act. VIDA requires the U.S. EPA to develop performance standards for approximately 30 discharges by December 2020 (similar to the discharges in the EPA 2013 VGP). In most cases, the future standards will be at least as stringent as the existing EPA 2013 VGP requirements and will be technology based. Two years thereafter, the USCG is required to develop corresponding implementation, compliance, and enforcement regulations. These may include requirements governing the design, construction, testing, approval, installation and use of devices to achieve the EPA national standards of performance (or NSPs). Under VIDA, all provisions of the VGP remain in force and effect as currently written until the USCG regulations are finalized. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Every five years the VGP gets reissued, however the provisions of the 2013 VGP, as currently written, will apply beyond 2018 until the EPA publishes new NSPs and the USCG develops implementing regulations for those NSPs which could take up to four years.

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
New Zealand
New Zealand's Craft Risk Management Standard requirements are based on the IMO's guidelines for the control and management of ships' biofouling to minimize the transfer of invasive aquatic species.
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
GHG Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) took effect. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of GHGs. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015 the Paris Agreement was adopted by a large number of countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement, which entered into force on November 4, 2016, deals with GHG emission reduction measures and targets from 2020 in order to limit the global temperature increases to well below 2o Celsius above pre-industrial levels. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing GHG emissions from shipping.

In July 2011, the IMO adopted regulations imposing technical and operational measures for the reduction of GHG emissions. These new regulations formed a new chapter in MARPOL Annex VI and became effective on January 1, 2013. The new technical and operational measures imposed by these new regulations include the “Energy Efficiency Design Index” (or the EEDI), which is mandatory for newbuilding vessels, and SEEMP which is mandatory for all vessels. In October 2016, the IMO’s MEPC adopted updated guidelines for the calculation of the EEDI. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnage and above are to collect fuel consumption and other data and to report the aggregated data so collected to their flag state at the end of each calendar year. The new requirements entered into force on March 1, 2018.

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
The vessels were verified as compliant before December 31, 2018, with the first data collection period being for the 2019 calendar year. A Confirmation of Compliance was issued by the administration/registered organization, which must be kept on board the ship. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on the reduction of GHG emissions from ships with an initial strategy adopted on April 13, 2018 and a revised strategy to be adopted in 2023. Further, the MEPC adopted two other sets of amendments to MARPOL Annex VI related to carbon intensity regulations. The MEPC agreed on combining the technical and operational measures with an entry into force date on January 1, 2023. The Energy Efficiency Existing Ships Index (or EEXI) will be implemented for existing ships as a technical measure to reduce CO2 emissions. The Carbon Intensity Index will be implemented as an operational carbon intensity measure to benchmark and improve efficiency. Regulations and frameworks are expected to be fully defined at the next MEPC meeting in June 2022. We have calculated the EEXI and Engine Power Limiter (EPL) values for our vessels. Further, we are looking at different ways to optimize the emissions either through the use of low friction paints during docking or by installing energy saving devices on board our vessels, such as Mewis ducts.
The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of GHGs from vessels, and individual countries in the EU may impose additional requirements. The EU has adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification (or MRV) of CO2 emissions from vessels (or the MRV Regulation), which entered into force on July 1, 2015. The MRV Regulation aims to quantify and reduce CO2 emissions from shipping. It lists the requirements on the MRV of carbon dioxide emissions and requires shipowners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnage calling at any EU and EFTA (Norway and Iceland) port (with a few exceptions, such as fish-catching or fish-processing vessels). Data collection takes place on a per voyage basis and started January 1, 2018. The reported CO2 emissions, together with additional data, such as cargo and energy efficiency parameters, are to be verified by independent verifiers and sent to a central inspection database hosted by EMSA to collate all the data applicable to the EU region. Companies responsible for the operation of large ships using EU ports are required to report their CO2 emissions. While the EU was considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 (in the absence of a comparable system operating under the IMO), it appears that the decision to include shipping may be deferred until 2023.
In the United States, the EPA issued an “endangerment finding” regarding GHGs under the U.S. Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly GHG emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of GHG could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

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
Vessel Security
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and Maritime Transportation Security Act of 2002 (U.S. specific requirements). Procedures are in place to inform the relevant reporting regimes such as Maritime Security Council Horn of Africa, the Maritime Domain Awareness for Trade - Gulf of Guinea, the Information Fusion Center whenever our vessels are calling in the Indian Ocean Region, or West Coast of Africa or SE Asia high-risk areas respectively. In order to mitigate the security risk, security arrangements are required for vessels which travel through these high-risk areas.
C. Organizational Structure
Our sole common unitholder is Stonepeak and its affiliates.

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as at December 31, 2021.
D.Property, Plant and Equipment
Other than our vessels and our 30% interest, through the Bahrain LNG Joint Venture, in an LNG receiving and regasification terminal, we do not have any material property.

Please see “Item 4 – Information on the Company: Our Fleet and Our Charters” for a description of our vessels, and “Item 18 – Financial Statements: Note 5 – Chartered-in Vessels" and "Note 10 – Long-Term Debt” for information about major encumbrances against our vessels.
E.     Taxation of the Company
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

Based on our current operations and the operations of our subsidiaries, we expect most of our Transportation Income to be from sources outside the United States and not subject to U.S. federal income tax. However, we have earned over $59 million of U.S. Source International Transportation Gross Income annually, and we expect that we will continue to earn an increasing amount of such income in future years. Our U.S. Source International Transportation Gross Income or U.S. Source Domestic Transportation Gross Income is subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below, unless the Section 883 Exemption applies.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the Section 883 Regulations), it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Gross Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Gross Income.

We do not believe that we will be able to qualify for the Section 883 Exemption with respect to our tax year ending in 2021 and therefore our U.S. Source International Transportation Gross Income for such taxable year will not be exempt from U.S. federal income taxation. However, with respect to our tax year ending in 2022, we believe the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Gross income.

A non-U.S. corporation (including an entity electing to be taxed as a corporation for U.S. federal income tax purposes) will qualify for the Section 883 Exemption if, among other things, it (i) is organized in a jurisdiction outside the United States that grants an exemption from tax to U.S. corporations on international Transportation Gross Income (or an Equivalent Exemption), (ii) meets one of three ownership tests (or Ownership Tests) described in the Section 883 Regulations, and (iii) meets certain substantiation, reporting and other requirements (or the Substantiation Requirements).

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy the Substantiation Requirements necessary to qualify for the Section 883 Exemption. Consequently, with respect to our tax year ending in 2022, our U.S. Source International Transportation Gross Income (including for this purpose, our share of any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we satisfy one of the Ownership Tests. With respect to our tax year ending in 2022, we believe that we should satisfy one of the Ownership Tests because more than 50% of the value of our outstanding equity interests is owned, or treated as owned after applying certain attribution rules, for at least half of the number of days in the taxable year by “qualified shareholders” within the meaning of Section 883 of the Code and the Section 883 Regulations. We can give no assurance, however, that changes in the ownership of our units subsequent to the date of this report will permit us to continue to qualify for the Section 883 exemption.

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

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (which statutory rate as of the end of 2021 was 21%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Gross Income, without benefit of deductions. For our tax year ending in 2021, we believe we are subject to the 4% Gross Basis Tax. The U.S. federal income tax on our U.S. Source International Transportation Gross Income was approximately $2.4 million in 2021. For our tax year ending in 2022, we expect the Section 883 Exemption to be applicable to us. However, if the Section 883 Exemption does not apply, we expect the amount of our liability for U.S. federal income tax on our U.S. Source International Transportation Gross Income to increase in 2022 and subsequent years, based on our expected U.S. Source International Transportation Gross Income. The amount of such tax for which we are liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
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
Item 4A.Unresolved Staff Comments
Not applicable.
Item 5.Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this report. In addition, please refer to Item 5 in our Annual Report on Form 20-F for the year ended December 31, 2020 for our discussion and analysis comparing financial condition and results of operations from 2020 to 2019.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
Seapeak LLC is an international provider of marine transportation services focusing on LNG and LPG. Our primary strategy focuses on servicing customers through our fleet of LNG and LPG carriers under medium to long-term, fixed-rate charters. We may evaluate and enter into adjacent liquefied gas markets and maritime opportunities. In executing our strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. As of December 31, 2021, we had a fleet of 47 LNG carriers and 28 LPG/multi-gas carriers. Our ownership interests in these vessels range from 20% to 100%. In addition to our fleet, we have a 30% ownership interest in an LNG receiving and regasification terminal in Bahrain.
SIGNIFICANT DEVELOPMENTS IN 2021 AND EARLY 2022
Stonepeak Transaction
On October 4, 2021, we (as Teekay LNG Partners L.P.) entered into an agreement and plan of merger (or the Merger Agreement) with the General Partner, an investment vehicle (or Acquiror) managed by Stonepeak, and a wholly-owned subsidiary of Acquiror (or Merger Sub). On January 13, 2022, Stonepeak completed its acquisition of us, with Merger Sub merging with and into us, and with us surviving the merger as a subsidiary of Stonepeak (or the Merger). Pursuant to the Merger and related transactions collectively constituting the Stonepeak Transaction, (a) each issued and outstanding common unit of ours, including approximately 36.0 million common units owned by Teekay (but excluding any common units owned by us, Acquiror or our or Acquiror's respective wholly-owned subsidiaries), was converted into the right to receive cash in an amount of $17.00 per common unit, (b) Teekay sold to Acquiror all of the outstanding ownership interests in the General Partner for $26.4 million, which price consists of $17.00 for each of the approximately 1.6 million common unit equivalents represented by the economic interest of the General Partner's general partner interest in us and (c) we acquired certain restructured subsidiaries of Teekay that provide, through services agreements, comprehensive managerial, operational and administrative services to us and our subsidiaries and joint ventures. On January 24, 2022, our common units were delisted from the New York Stock Exchange (or NYSE). Our Series A and Series B Preferred Units remained outstanding and continued to trade on the NYSE under ticker symbols "SEAL PR A" and "SEAL PR B", respectively, following the Merger.
Board of Director Changes

Concurrently with the Merger, all members of the board of directors of the General Partner resigned and the following individuals were appointed to the Board: James Wyper (Chair), Hajir Naghdy, Blake Dwyer, Barry Curtis and Mark Kremin.

Name Change and Conversion from a Limited Partnership to a Limited Liability Company
On February 25, 2022, Teekay LNG Partners L.P. converted from a limited partnership formed under the laws of the Republic of the Marshall Islands into a limited liability company formed under the laws of the Republic of the Marshall Islands (or the Conversion).

Concurrently with the Conversion, we changed our name to Seapeak LLC and changed the ticker symbols for our Series A and Series B preferred units from "TGP PRA" and "TGP PRB" to "SEAL PRA" and "SEAL PRB", respectively.

The Conversion is deemed a continuation of the existence of the Partnership in the form of the Company, as a Marshall Islands limited liability company, with the existence of the Company deemed to have commenced on the date the Partnership commenced its existence. Upon the Conversion, all of the rights, privileges and powers of the Partnership, and all property of and all property and debts due to the Partnership, became vested in the Company and the property of the Company. In addition, all rights of creditors and all liens upon any property of the Partnership were preserved unimpaired and all debts, liabilities and duties of the Partnership automatically attached to the Company.

Pursuant to the Conversion:

•each outstanding common unit of the Partnership was converted into one issued and outstanding, fully paid and non-assessable common unit of the Company;
•each outstanding Series A Preferred Unit and Series B Preferred Unit of the Partnership was converted into one issued and outstanding, fully paid and non-assessable Series A Preferred Unit or Series B Preferred Unit of the Company, as applicable; and
•the general partner interest in the Partnership was converted into 1,555,061 common units of the Company (which number is equal to the notional common units of the Partnership represented by such general partner interest immediately prior to the Conversion) and the Company, as a limited liability company, no longer had a general partner.

LNG Carrier Charter Contracts
In November 2021, we secured a three-year, fixed-rate charter contract for the Seapeak Vancouver (formerly Torben Spirit) LNG carrier, which commenced in March 2022.
In April 2021, we secured a one-year, fixed-rate charter contract for the Oak Spirit LNG carrier, which commenced in August 2021. Subsequently, in January 2022, we secured a ten-year, fixed-rate charter contract, which is expected to commence once the vessel redelivers from its current contract in August 2022.
In March 2021, we secured a one-year, spot market-linked charter contract with a one-year extension option at a fixed rate for the Creole Spirit LNG carrier, which commenced in March 2021. In January 2022, the charterer exercised its one-year extension option.
MALT LNG Carriers Charter Contracts
Two of the six LNG Carriers in our MALT Joint Venture, the Arwa Spirit and Marib Spirit, are under long-term charters expiring in 2029 with YLNG, a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the MALT Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments were deferred. Concurrently with the expiration of the deferral arrangement, in April 2019, the MALT Joint Venture entered into a suspension agreement with YLNG pursuant to which the MALT Joint Venture and YLNG agreed to suspend the two charter contracts for a period of up to three years from the date of the agreement. In January 2022, the MALT Joint Venture entered into the Second Suspension Agreement with YLNG to further extend the charter deferral period for up to three additional years until April 2025. Should the LNG plant in Yemen resume operations during the term of the Second Suspension Agreement, YLNG will be required to repay the applicable deferred amounts plus interest over a period of installments. However, there are no assurances if or when the LNG plant will resume operations and, accordingly, if YLNG will be able to repay all or any portion of the deferred amounts. Pursuant to the Second Suspension Agreement, the MALT Joint Venture is permitted to directly charter the Arwa Spirit and Marib Spirit for its own account to third parties.

In January 2022, the MALT Joint Venture secured three-year, fixed-rate charter contracts for the Arwa Spirit and Magellan Spirit, which are expected to commence in May 2022 and June 2022, respectively. In March 2021, the current charterer of the Arwa Spirit exercised its one-year extension option to extend that charter contract to May 2022 at a fixed rate.

In October 2021, the charterer of the Marib Spirit exercised its one-year option to extend the charter contract at a fixed-rate, effective February 2022.
In April 2021, the Methane Spirit commenced a two-year, fixed-rate charter contract, with a one-year extension option.
Multi-gas Carrier Vessel Sale
In November 2021, we agreed to sell the Sonoma Spirit multi-gas carrier for net proceeds of $10.0 million. The vessel is expected to be delivered to its buyer between May and July of 2022.
Novel Coronavirus (COVID-19) Pandemic
Although global demand for LNG and LPG has remained relatively stable, the COVID-19 global pandemic may result in reduced demand for LNG and LPG in the future. As our business primarily is the transportation of LNG and LPG on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. However, as our business model is to employ our vessels primarily on long-term, fee-based charter contracts, we do not expect to experience any significant near-term impact on our results of operations or financial condition absent, among other things, customer defaults or crew health issues.
For the year ended December 31, 2021, we did not experience any material business interruptions or material negative impact on our cash flows as a result of the COVID-19 global pandemic. However, the pandemic has been a contributing factor to (a) the non-cash $51.0 million write-down of our seven multi-gas vessels during the year ended 2020 (as described in "Item 18 – Financial Statements: Note 19a – Write-down of Vessels"), and (b) certain logistical challenges relating to crew changes across our fleet. We continue to monitor the potential impact of the COVID-19 global pandemic on us and our industry, including counterparty risk associated with our vessels under contract and the impact on vessel impairments. We have also introduced a number of measures to protect the health and safety of the crews on our vessels and our onshore staff. Additionally, we have been proactive in providing our crew access to vaccines, with approximately 90% of our crew vaccinated against COVID-19.

Effects of the COVID-19 global pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for LNG and LPG; operational disruptions to us or our customers due to worker health risks and the effects of regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies, (c) maintenance, modifications or repairs to, or drydocking of, our existing vessels due to worker health or other business disruptions, and (d) the timing of crew changes; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; potential disruptions, delays or cancellations in the construction of new LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which could reduce our future growth opportunities; and potential deterioration in the financial condition and prospects of our customers or business partners.
Given the dynamic nature of the pandemic, including the development of variants of the virus and the levels of effectiveness and delivery of vaccines and other actions to contain or treat the impact of the virus, the duration of any potential business disruption and the related financial impact, and the effects on us and our suppliers, customers and industry, cannot be reasonably estimated at this time, and could materially affect our business, results of operations and financial condition. Please read "Item 3 - Risk Factors" of this Annual Report for more details on potential effects of the coronavirus on our business.

Russian Invasion of Ukraine
Russia’s invasion of Ukraine, in addition to sanctions announced in February and March 2022 by President Biden and several European and world leaders and nations against Russia and any further sanctions, may adversely impact our business given Russia’s role as a major global exporter of crude oil and natural gas. Our business could be harmed by trade tariffs, trade embargoes or other economic sanctions by the United States or other countries against Russia, Russian companies or the Russian energy sector and harmed by any retaliatory measures by Russia in response. While much uncertainty remains regarding the global impact of Russia’s invasion of Ukraine, it is possible that the hostilities could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts or business arrangements may be impacted by events in Russia and Ukraine, which could adversely affect our operations and financial condition.
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

Net Voyage Revenues. Net voyage revenues represents income from vessel operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, write-down and gain on sales of vessels, and restructuring charges. This is a non-GAAP financial measure; for more information about this measure, please read "Item 5 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures".

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

SUMMARY FINANCIAL DATA

Set forth below is summary consolidated financial and other data of Seapeak LLC and its subsidiaries for fiscal years 2020 and 2021, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, the consolidated financial statements and the accompanying notes for the years ended December 31, 2021 and 2020 (which are included herein).

(in thousands of U.S. Dollars, except unit, per unit and fleet data)	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
GAAP Financial Comparison: GAAP Financial Comparison:
Income Statement Data:
Voyage revenues	597,831	591,103
Income from vessel operations	246,455	226,093
Equity income	115,399	72,233
Net income	255,548	97,312
Limited partners’ interest in net income per common unit - diluted	2.44	0.73
Cash distributions declared per common unit	1.11	0.94

Balance Sheet Data (at end of period):
Cash and cash equivalents	92,069	206,762
Restricted cash	49,988	51,181
Vessels and equipment(1)	2,831,530	2,895,919
Investment in and advances to equity-accounted joint ventures, net	1,153,874	1,067,783
Net investments in direct financing and sales-type leases, net(2)	495,368	514,070
Total assets	4,798,585	4,854,004
Total debt(3)	2,648,632	2,813,135
Total equity	1,929,023	1,746,270

Non GAAP Financial Comparison:(4)
Net voyage revenues	569,641	573,709
EBITDA	505,917	356,478
Adjusted EBITDA	718,883	757,858

Fleet Data:
Average number of vessels:(5)
Consolidated – LNG Carriers	23.0	23.0
Equity-Accounted – LNG Carriers	25.0	25.0
Consolidated – LPG Carriers	7.0	7.0
Equity-Accounted – LPG Carriers	22.4	23.0
(1)Vessels and equipment consists of (a) our vessels, at cost less accumulated depreciation, (b) vessels related to finance leases, at cost less accumulated depreciation, and (c) operating lease right-of-use assets.
(2)Certain of our external charters have been accounted for as direct financing and sales-type leases. As a result, the vessels associated with the external charters accounted for as direct financing and sales-type leases are not included as part of vessels and equipment. Please see "Item 18 – Financial Statements: Note 6 – Revenue – Net Investments in Direct Financing and Sales-Type Leases."
(3)Total debt represents the current portion of long-term debt and long-term debt, and the current and long-term portions of obligations related to finance leases.
(4)Net voyage revenues, EBITDA and Adjusted EBITDA are non-GAAP financial measures. An explanation of the usefulness and purpose of each measure as well as a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP, are contained with the section “Non-GAAP Financial Measures” at the end of this Item 5 - Operating and Financial Review and Prospects.
(5)Average number of vessels is based on the period during the year that our vessels were in our possession, excluding any vessels under construction. In addition, the average number of vessels for our consolidated LNG fleet includes the charter-in contract of the Magellan Spirit from the MALT Joint Venture from September 2018 until the end of 2021. The average number of vessels for our equity-accounted LPG fleet includes three vessels chartered-in by our Exmar LPG Joint Venture.

RESULTS OF OPERATIONS
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance and may affect our future performance are listed below:

•The size of our fleet changes. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and sales, including within our equity-accounted joint ventures. Please read “Liquefied Natural Gas Segment”, "Liquefied Petroleum Gas Segment" below and “Significant Developments in 2021 and Early 2022” above for further details about certain prior and future vessel deliveries and sales.
•The amount and timing of dry docking of our vessels can affect our revenues between periods. Our vessels are off-hire at various times due to scheduled and unscheduled maintenance. During 2021 and 2020, we had 279 and 71 scheduled off-hire days, respectively, relating to the dry docking of our vessels which are consolidated for accounting purposes. In addition, certain of our consolidated vessels had unplanned off-hire of 156 days in 2021 and 69 days in 2020 relating to repairs. The financial impact from these periods of off-hire, if material, is explained in further detail below.
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
•Certain of our consolidated and equity-accounted vessels earned revenues based partly on spot market rates. One LNG carrier, certain of our wholly-owned multi-gas carriers, and certain of our LPG carriers in our 50%-owned Exmar LPG Joint Venture were either trading or are currently trading in the spot market or have a component of their charter rate linked to spot market rates. Volatility of spot rates will affect our results from period to period.

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

•The COVID-19 pandemic could affect our results of operations or financial condition. For the year ended December 31, 2021, we did not experience any material business interruptions as a result of the COVID-19 pandemic. Please refer to “Significant Developments in 2021 and Early 2022” above for additional information and read “Item 3 - Key Information - Risk Factors” for additional information on the potential risks of COVID-19 on our business.

Year Ended December 31, 2021 versus Year Ended December 31, 2020
Summary

Our consolidated income from vessel operations was $246.5 million for the year ended December 31, 2021, compared to $226.1 million for the year ended December 31, 2020. The primary reasons for this increase, which are reflected in the table below and described following the table, are as follows:

•an increase of $51.0 million due to the write-down of our seven multi-gas carriers in 2020 partly as a result of the economic environment at that time (including the economic impact of the COVID-19 global pandemic);
•an increase of $15.7 million due to lower operational claims on certain of our LNG carriers; and
•an increase of $1.8 million primarily due to higher charter rates earned, partially offset by unscheduled off-hire days due to repairs on our multi-gas carriers;
partially offset by:
•a decrease of $17.4 million due to higher general and administrative expenses and restructuring charges, primarily incurred in connection with the Stonepeak Transaction (See "Significant Developments in 2021 and early 2022” above);
•a decrease of $13.0 million due to 182 additional off-hire days and fuel costs related to the scheduled drydockings and upgrade of certain of our LNG carriers in 2021 compared to 2020;
•a decrease of $7.0 million primarily due to an increase in repairs and maintenance expenditures incurred;
•a decrease of $6.8 million due to 47 additional off-hire days for unscheduled repairs on certain of our LNG carriers; and
•a decrease of $6.0 million due to the redeliveries of the Creole Spirit and the Oak Spirit LNG carriers and these vessels earning lower charter rates upon redeployment in March 2021 and August 2021, respectively.

Summary of Equity Income

Our equity income from equity-accounted joint ventures increased to $115.4 million for the year ended December 31, 2021, compared to $72.2 million for the year ended December 31, 2020. The primary reasons for this increase are reflected in the table below and described following the table:
•an increase of $42.0 million due to unrealized gains on non-designated interest rate swaps due to an increase in long-term forward LIBOR benchmark interest rates, compared to unrealized losses in 2020 due to a decrease in long-term forward LIBOR benchmark interest rates;
•an increase of $17.0 million due to impairment charges recorded on four LPG carriers in the Exmar LPG Joint Venture in 2020;
•an increase of $15.3 million related to lower unrealized credit loss provisions primarily due to the initial unrealized credit loss provision recognized upon commencement of the sales-type lease for the Bahrain regasification terminal and associated floating storage unit in January 2020 in our Bahrain LNG Joint Venture and lower unrealized credit loss provisions recorded in certain of our equity-accounted joint ventures primarily due to declines in estimated charter-free vessel fair values for vessels which are servicing time-charter contracts accounted for as direct financing leases during 2020; and
•an increase of $9.9 million due to a decrease in interest expense resulting from lower debt balances and lower LIBOR during 2021;
partially offset by:
•a decrease of $30.0 million due to an impairment charge recorded on our investment in the Excalibur Joint Venture in 2021;

•a decrease of $6.7 million primarily due to unscheduled off-hire for repairs during 2021 on certain of our equity-accounted LNG carriers in our Yamal LNG Joint Venture, off-hire for scheduled drydockings and unscheduled repairs during 2021 for certain of our equity-accounted LNG carriers in our 33%-owned joint venture with Angola (or the Angola LNG Carriers) and off-hire for scheduled drydockings during 2021 for certain of our equity-accounted LPG carriers in our Exmar LPG Joint Venture; and

•a decrease of $6.5 million primarily due to lower charter rates earned upon redeployment of the Marib Spirit, Arwa Spirit and Methane Spirit between May 2020 and April 2021 in our MALT Joint Venture.
Liquefied Natural Gas Segment
As at December 31, 2021, our liquefied natural gas segment fleet included 47 LNG carriers and one LNG regasification terminal in Bahrain, in which our interests ranged from 20% to 100%.

The following table compares our liquefied natural gas segment’s operating results, revenue days, calendar-ship-days and utilization for 2021 and 2020 and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2021 and 2020 to income from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes the 22 LNG carriers as at December 31, 2021 and 2020, that are accounted for under the consolidation method of accounting and the Magellan Spirit chartered-in from the MALT Joint Venture. A comparison of the results from vessels and assets accounted for under the equity method is described later in this section under "Equity Income."

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2021	2020
Voyage revenues	550,496	552,416	(0.3)
Voyage expenses	(7,183)	(3,009)	138.7
Net voyage revenues(1)	543,313	549,407	(1.1)
Vessel operating expenses	(105,038)	(98,572)	6.6
Time-charter hire expenses	(23,487)	(23,564)	(0.3)
Depreciation and amortization	(123,786)	(122,523)	1.0
General and administrative expenses(2)	(37,668)	(24,879)	51.4
Restructuring charges	(2,958)	—	100.0
Income from vessel operations	250,376	279,869	(10.5)
Equity income	100,925	79,244	27.4
Operating Data:
Revenue Days (A)	8,087	8,350	(3.1)
Calendar-Ship-Days (B)	8,395	8,428	(0.4)
Utilization (A)/(B)	96.3%	99.1%
(1)This is a non-GAAP financial measure; for more information about this measure, please read "Item 5 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures".
(2)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied natural gas segment’s total calendar-ship-days decreased to 8,395 days in 2021 from 8,428 days in 2020. During 2021, vessels in this segment were off-hire for 222 days for scheduled dry dockings, 85 days for unscheduled repairs and one idle day, compared to vessels in this segment being off-hire for 40 days for scheduled dry dockings and 38 days for unscheduled repairs in 2020. As a result, our utilization decreased to 96.3% for 2021, compared to 99.1% in 2020.
Net Voyage Revenues. Net voyage revenues decreased by $6.1 million in 2021 compared to 2020, primarily as a result of:

•a decrease of $13.0 million due to 182 additional off-hire days and fuel costs related to the scheduled drydockings and upgrade of certain of our LNG carriers in 2021 compared to 2020;
•a decrease of $6.8 million due to 47 additional off-hire days for unscheduled repairs on certain of our LNG carriers in 2021; and
•a decrease of $6.0 million due to the redeliveries of the Creole Spirit and the Oak Spirit LNG carriers and these vessels earning a lower charter rate upon redeployment in March 2021 and August 2021, respectively;
partially offset by:
•an increase of $15.7 million due to lower operational claims on certain of our LNG carriers in 2021 compared to 2020; and
•an increase of $3.3 million primarily due to foreign currency exchange gains as a result of appreciation of the U.S. Dollar against the Euro.
Vessel Operating Expenses. Vessel operating expenses increased by $6.5 million in 2021 compared to 2020, primarily as a result of an increase in repairs and maintenance expenditures incurred on certain of our LNG carriers.

Equity Income. Equity income was $100.9 million in 2021 compared to $79.2 million in 2020 as set forth in the table below:

	Equity Income (Loss) from Equity-Accounted LNG Joint Ventures
(in thousands of U.S. Dollars except percentages)	Angola LNG Carriers	Bahrain LNG Joint Venture	Exmar LNG Carriers	MALT LNG Carriers	Pan Union LNG Carriers	RasGas III LNG Carriers	Yamal LNG Carriers	Total
Ownership Percentage	33%	30%	50%	52%	20-30%	40%	50%
Equity income (loss) 2021	13,620	12,000	(25,708)	11,143	7,391	10,140	72,339	100,925
Included in equity income (loss):
Unrealized gains on non-designated derivative instruments	9,218	11,024	—	638	—	—	702	21,582
Credit loss (provision) reversal	(1,239)	(588)	—	(50)	(298)	(3,651)	2,463	(3,363)
Equity income (loss) 2020	3,711	(27,445)	3,288	14,129	10,401	7,714	67,446	79,244
Included in equity income (loss):
Unrealized losses on non-designated derivative instruments	(808)	(18,239)	—	(137)	—	—	(95)	(19,279)
Credit loss (provision) reversal	(3,043)	(9,511)	—	(449)	(411)	(5,446)	215	(18,645)
Difference in Equity Income (Loss)	9,909	39,445	(28,996)	(2,986)	(3,010)	2,426	4,893	21,681

The following table summarizes our equity-accounted fleet as of December 31, 2021 compared to December 31, 2020. In addition, we have 30% interest in a LNG regasification terminal in Bahrain.

	Equity-Accounted Joint Ventures - LNG Fleet Count
	Angola LNG Carriers	Exmar LNG Carriers	MALT LNG Carriers	Pan Union LNG Carriers	RasGas III LNG Carriers	Yamal LNG Carriers	Total Number of Vessels
Number of vessels as at December 31, 2021 and 2020	4	1	6	4	4	6	25

Angola LNG Carriers. The increase in equity income of $9.9 million was primarily due to unrealized gains on non-designated derivative instruments during 2021 compared to unrealized losses during 2020 and lower unrealized credit loss provisions primarily related to a provision in 2020 as a result of declines in estimated charter-free vessel valuations of the Angola LNG Carriers, which are servicing time-charter contracts accounted for as direct financing leases; partially offset by 60 off-hire days for the scheduled dry docking of three Angola LNG Carriers in 2021.
Bahrain LNG Joint Venture. The increase in equity income of $39.4 million was primarily due to unrealized gains on non-designated derivative instruments in 2021 compared to unrealized losses during 2020 and lower unrealized credit loss provisions in 2021 compared to the initial unrealized credit loss provision recognized during 2020 upon commencement of the terminal.
Exmar LNG Carriers. The decrease in equity income of $29.0 million was primarily due to a $30.0 million impairment charge recorded on our investment in the Excalibur Joint Venture in 2021.
MALT LNG Carriers. The decrease in equity income of $3.0 million was primarily due to lower charter rates upon redeployment of the Marib Spirit, Arwa Spirit and Methane Spirit between May 2020 and April 2021. The decrease was partially offset by a decrease in interest expense due to lower debt balances, unrealized gains on non-designated derivative instruments during 2021 compared to unrealized losses during 2020 and lower operational claims during 2021.
Pan Union LNG Carriers. The decrease in equity income of $3.0 million was primarily due to 26 unplanned off-hire days for repairs during 2021 to the Pan Asia and the timing of operating expenditures.
RasGas III LNG Carriers. The increase in equity income of $2.4 million was primarily due to lower unrealized credit loss provisions in 2021, primarily related to a provision in 2020 as a result of declines in estimated charter-free vessel valuations of the RasGas III LNG Carriers, which are servicing time-charter contracts accounted for as direct financing leases.
Yamal LNG Carriers. The increase in equity income of $4.9 million was primarily due to a decrease in interest expense due to lower debt balances, lower operational claims during 2021 and lower unrealized credit loss reversals primarily related to a provision in the fourth quarter of 2020 as a result of declines in estimated charter-free vessel valuations of the Yamal LNG Carriers.

Liquified Petroleum Gas Segment

As at December 31, 2021, our liquefied petroleum gas segment fleet included 21 LPG, in which we own a 50% interest, and seven multi-gas carriers which are wholly-owned.

The following table compares our liquefied petroleum gas segment’s operating results, revenue days, calendar-ship-days and utilization for 2021 and 2020, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2021 and 2020 to loss from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income (loss), all data in this table only includes the seven multi-gas carriers that are accounted for under the consolidation method of accounting. A comparison of the results from vessels accounted for under the equity method are described below under "Equity Income (Loss)".

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Year Ended December 31,		% Change
	2021	2020
Voyage revenues	47,335	38,687	22.4
Voyage expenses	(21,007)	(14,385)	46.0
Net voyage revenues(1)	26,328	24,302	8.3
Vessel operating expenses	(19,588)	(17,824)	9.9
Depreciation and amortization	(7,024)	(7,229)	(2.8)
General and administrative expenses(2)	(3,372)	(2,025)	66.5
Write-down of vessels	—	(51,000)	(100.0)
Restructuring charges	(265)	—	100.0
Loss from vessel operations	(3,921)	(53,776)	(92.7)
Equity income (loss)	14,474	(7,011)	306.4
Operating Data:
Revenue Days (A)	2,427	2,500	(2.9)
Calendar-Ship-Days (B)	2,555	2,562	(0.3)
Utilization (A)/(B)	95.0%	97.6%
(1)This is a non-GAAP financial measure; for more information about this measure, please read "Item 5 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures".
(2)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied petroleum gas segment’s total calendar-ship-days decreased to 2,555 days in 2021 compared to 2,562 days in 2020. During 2021, vessels in this segment were off-hire for 57 days for scheduled dry docking and 71 days for unscheduled repairs, compared to 31 days for scheduled dry docking and 31 days for unscheduled repairs in 2020. As a result, our utilization decreased to 95.0% for 2021, compared to 97.6% in 2020.

Net Voyage Revenues. Net voyage revenues increased by $2.0 million during 2021 compared to 2020, primarily due to higher charter rates earned during 2021, partially offset by more scheduled dry dockings and unscheduled off-hire days during 2021 due to repairs for certain of our LPG carriers.

Vessel Operating Expenses. Vessel operating expenses increased by $1.8 million during 2021 compared 2020, primarily as a result of an increase in repairs and maintenance expenditures incurred on certain of our multi-gas carriers during 2021.

Write-down of Vessels. During 2020, our seven wholly-owned multi-gas carriers (the Unikum Spirit, Vision Spirit, Pan Spirit, Cathinka Spirit, Camilla Spirit, Napa Spirit and Sonoma Spirit), were written down to their estimated fair values, partly as a result of the economic environment at that time (including the economic impact of the COVID-19 global pandemic), for a total write-down of $51.0 million.

Equity Income (Loss). Equity income increased by $21.5 million for 2021 compared to 2020, primarily due to impairment charges recorded on four LPG carriers (the Touraine, Brussels, Temse and Eupen) during 2020, higher rates earned during 2021, fewer off-hire days for scheduled drydockings during 2021, gains on the sale of Touraine and Temse during the third quarter of 2021 and higher unrealized gains on non-designated derivative instruments during 2021.

Other Operating Results
The following table compares our other operating results for the years ended December 31, 2021 and 2020:

	For the Year Ended
(in thousands of U.S. Dollars)	December 31, 2021	December 31, 2020
General and administrative expenses	(41,040)	(26,904)
Interest expense	(118,618)	(132,806)
Realized and unrealized gain (loss) on non-designated derivative instruments	8,523	(33,334)
Foreign currency exchange gain (loss)	8,612	(21,356)
Other expense	(3,882)	(16,910)
Income tax expense	(6,886)	(3,492)
Other comprehensive income (loss)	52,851	(49,068)
General and Administrative Expenses. General and administrative expenses increased to $41.0 million for 2021 from $26.9 million for 2020, primarily due to costs incurred in connection with the Stonepeak Transaction (see "Significant Developments in 2021 and Early 2022 – Stonepeak Transaction" above).

Interest Expense. Interest expense decreased to $118.6 million for 2021, from $132.8 million for 2020. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to finance leases. The decrease was primarily due to a lower debt balance as a result of debt repayments and a decrease in LIBOR.

Realized and Unrealized Gain (Loss) on Non-designated Derivative Instruments. Net realized and unrealized gains (losses) on non-designated derivative instruments were $8.5 million and $(33.3) million for 2021 and 2020, respectively. Please see “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities" for a further breakdown of such amounts by type of derivative contract.

We enter into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce exposure to interest rate variability on certain of our outstanding U.S. Dollar-denominated and Euro-denominated floating rate debt. As at December 31, 2021 and 2020, we had interest rate swap agreements, excluding swap agreements held by our equity-accounted joint ventures, with aggregate average net outstanding notional amounts of approximately $911 million and $806 million, respectively, and with average fixed rates of 2.7% and 3.1%, respectively.

During 2021, we recognized unrealized gains on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from a reclassification of $31.3 million of previously recognized unrealized losses to realized losses related to cash settlements of our interest rate swap agreements, of which $18.0 million related to the termination of the interest rate swap agreement associated with the debt refinancing in our 70%-owned consolidated joint venture, TK BLT Corporation (or the Tangguh Joint Venture) during the first quarter of 2021, and $8.4 million of unrealized gains primarily relating to an increase in long-term forward LIBOR benchmark interest rates relative to the beginning of 2021.

During 2021, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted primarily from a reclassification of $2.8 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.
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
Foreign Currency Exchange Gain (Loss). Foreign currency exchange gains (losses) were $8.6 million and $(21.4) million for 2021 and 2020, respectively. These foreign currency exchange losses were primarily due to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For 2021, foreign currency exchange gains included unrealized gains on the revaluation of our Euro-denominated and non-U.S. Dollar-denominated cash, restricted cash, working capital and debt of $6.4 million, unrealized gains on the revaluation of our NOK-denominated debt of $5.3 million and unrealized gains on our cross currency swaps of $2.2 million. These gains were partially offset by realized losses on our cross currency swaps of $5.3 million.

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

Other Expense. Other expense decreased to $3.9 million for 2021, from $16.9 million for 2020. The change in other expense was primarily due to higher unrealized credit loss provisions recognized in 2020 as a result of declines of estimated charter-free valuations of certain of our LNG vessels, which are servicing time-charter contracts accounted for as direct financing leases, and the impact of such declines on our expectation of the value of such vessels upon completion of their existing charter contracts.

(in thousands of U.S. Dollars)	For the Year Ended December 31,
	2021	2020
Other expense	(3,882)	(16,910)
Included in other expense:
Credit loss provision	(2,797)	(16,096)

Income Tax Expense. Income tax expense increased to $6.9 million for 2021, from $3.5 million for 2020 primarily due to changes in deferred tax amounts related to the timing of deductions in the Tangguh Joint Venture, in which we own a 70% interest.

Other Comprehensive Income (Loss). Other comprehensive income (loss) was $52.9 million in 2021 compared to $(49.1) million in 2020, due to changes in the valuation of interest rate swaps accounted for using hedge accounting within the Teekay Nakilat Joint Venture, in which we own a 70% interest, and in certain of our equity-accounted joint ventures.
Year Ended December 31, 2020 versus Year Ended December 31, 2019
For a discussion of our operating results for the year ended December 31, 2020 compared with the year ended December 31, 2019, please see "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2020.
Liquidity and Capital Resources
Sources and Uses of Capital

We generate cash flows from the charters that our vessels service. Our business strategy is to employ a substantial majority of our vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. However, our LPG vessels primarily operate on short-term time-charters or in the spot market, which can contribute to volatility of our net operating cash flow. Variability in our net operating cash flows also reflects, among other factors: changes in interest rates; fluctuations in working capital balances; the timing and the amount of dry-docking expenditures; repairs and maintenance activities; the number of vessels in service and vessel acquisitions or vessel dispositions; and the timing of dividends received or return of capital from equity-accounted investments. The number of vessel dry dockings tends to vary each period depending on our vessels' maintenance schedules and required maintenance.

Our equity-accounted joint ventures are generally required to distribute all available cash to their owners. However, we do not have full control over the operations of, nor do we have any legal claim to the revenue and expenses of our investments in our equity-accounted joint ventures. Consequently, the cash flow generated by our investments in equity-accounted joint ventures may not be available for use by us in the period that such cash flows are generated. The timing and amount of dividends distributed by our equity-accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements of the joint ventures, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures, dry-docking expenditures and/or as required under financing agreements.

Our other sources of funds include borrowings from debt facilities, borrowings from obligations related to finance leases, net proceeds from the issuances of debt or equity securities and, to a lesser extent, the proceeds from vessel sales. Certain of these sources of funds are described in "Item 18 – Financial Statements: Note 5a – Chartered-in Vessels and Note 10 – Long-Term Debt."

Our primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, committed capital expenditures, debt service costs, interest rate swap and cross currency swap settlements, scheduled repayments of long-term debt, scheduled repayments of our obligations related to finance leases, our quarterly distributions, including payments of distributions on our Series A and Series B Preferred Units and common units, and funding any preferred unit repurchases we may undertake, as well as funding our other working capital requirements. In addition, we use cash to acquire or build vessels to grow the size of our fleet or make investments in our equity-accounted joint ventures for them to acquire or build vessels. The timing of any newbuilding vessel orders or vessel acquisition activity may vary significantly from year to year.

Our revolving credit facilities, term loans and obligations related to finance leases are described in "Item 18 – Financial Statements: Note 5a – Chartered-in Vessels and Note 10 – Long-Term Debt." Our revolving credit facilities, term loans and obligations related to finance leases contain covenants and other restrictions typical of debt financing secured by vessels, which restrict the vessel-owning or lessee subsidiaries from:

•incurring or guaranteeing indebtedness;
•changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;
•paying dividends or distributions if they are in default;
•making capital expenditures in excess of specified levels;

•making certain negative pledges and granting certain liens;
•selling, transferring, assigning or conveying assets;
•making certain loans and investments; and
•entering into a new line of business.

Certain of our credit facilities and obligations related to finance leases require us to maintain financial covenants. If we do not meet these financial covenants, the lender or lessor may limit our ability to borrow additional funds under our credit facilities and accelerate the repayment of our revolving credit facilities, term loans and obligations related to finance leases, which would have a significant impact on our short-term liquidity requirements. The terms of and compliance with these financial covenants are described in further detail in "Item 18 – Financial Statements: Note 5a – Chartered-in Vessels and Note 10 – Long-Term Debt" included in this Annual Report. Certain of our debt facilities and obligations related to finance leases require us to make interest payments based on LIBOR, NIBOR or EURIBOR. Significant increases in interest rates could adversely affect results of operations and our ability to service our debt; however, as part of our strategy to minimize financial risk, we use interest rate swaps and cross currency swaps to reduce our exposure to market risk from changes in interest rates. Our current positions are described in further detail in "Item 18 - Financial Statements: Note 13 – Derivative Instruments and Hedging Activities" and the extent of our exposure to changes in interest rates is described in further detail in "Item 11 – Quantitative and Qualitative Disclosures About Market Risk”.

Cash Flows

The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Year Ended December 31,
	2021	2020
Net cash flow from operating activities	198,858	613,505
Net cash flow used for financing activities	(283,771)	(607,380)
Net cash flow used for investing activities	(30,973)	(1,473)

Net Operating Cash Flow

Net cash flow from operating activities decreased by $414.6 million to $198.9 million in 2021 from $613.5 million in 2020, primarily due to: $260.4 million in cash flows generated by receipts from the sale of the WilForce and WilPride sales-type leases in January 2020; $91.4 million due to the timing of settlements of non-cash working capital in 2021 compared to 2020; $33.8 million due to the termination of an interest rate swap agreement during 2021; and $19.8 million due to additional off-hire related to scheduled drydockings and vessel upgrades on certain of our LNG carriers during 2021. These decreases were partially offset by $15.7 million due to lower operational claims on certain of our LNG carriers during 2021.

Net Financing Cash Flow

Net cash flow used for financing activities decreased by $323.6 million to $283.8 million in 2021 from $607.4 million in 2020. The change was primarily due to: a $360.5 million decrease in debt prepayments during 2021 (which includes the prepayment of debt collateralized by the WilForce and WilPride LNG carriers upon their sales in January 2020 and higher prepayments on revolving credit facilities in 2020); a $61.0 million increase in net proceeds from the issuance of long-term debt during 2021; $15.6 million of cash used to repurchase common units during 2020; and $2.2 million of cash used to acquire the non-controlling interest in certain of our subsidiaries during 2020. These decreases in cash used for financing activities were partially offset by: a $97.1 million increase in scheduled repayments of long-term debt primarily due to the scheduled maturity of one term loan and certain NOK-denominated bonds in 2021, partially offset by the scheduled maturity of certain NOK-denominated bonds in 2020; and a $19.8 million increase in cash distributions paid during 2021 as a result of increases in cash distributions on common units in May 2020 and May 2021.

Net Investing Cash Flow

Net cash flow used for investing activities increased by $29.5 million to $31.0 million in 2021 from $1.5 million in 2020 primarily due to a $31.5 million increase in cash expenditures for vessels and equipment primarily related to upgrades on certain of our LNG carriers in 2021.

Liquidity

Our primary sources of liquidity are cash and cash equivalents, net operating cash flow provided by our operations, cash distributions we receive from our equity-accounted joint ventures, our undrawn credit facilities and capital raised through financing transactions. Our cash management policies have a primary objective of minimizing both the probability of loss and return volatility, as well as ensuring that securities purchased can be sold readily and efficiently. A secondary objective is ensuring an appropriate return. The nature and extent of amounts that can be borrowed under our revolving credit facilities is described in "Item 18 - Financial Statements: Note 10 - Long-term Debt" of this Annual Report.

Our total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, decreased by $134.1 million to $327.5 million in 2021 from $461.6 million in 2020. This decrease is primarily due to: $221.7 million of repayments and prepayments of our non-revolving long-term debt and obligations related to finance leases, net of proceeds from the drawdown and issuance of long-term debt; $124.2 million of cash distributions paid; and $42.0 million in cash expenditures for vessels and equipment primarily related to upgrades on certain of our LNG carriers; partially offset by $198.9 million of net operating cash flows generated during 2021; a $45.6 million increase in the borrowing capacity of our revolving credit facilities; and $11.0 million of proceeds from repayments of advances to equity-accounted joint ventures.

The following table summarizes our contractual obligations as at December 31, 2021, excluding those of our equity-accounted joint ventures. We expect our liquidity at December 31, 2021, excluding the component from our undrawn revolving credit maturing in 2022, plus the operating cash flow we expect to generate in 2022 substantially from customer contracts in place at December 31, 2021, will be sufficient to pay our obligations coming due in 2022. We expect our liquidity in 2022 will be further supplemented by the refinancing of our revolving credit maturing in 2022. Our ability to pay our obligations coming due subsequent to 2022 and refinance our long-term debt and finance leases coming due subsequent to 2022 will depend on, among other things, our ability to continue to service our long-term charter contracts, our financial condition and the condition of credit markets in the months leading up to the maturity dates. In addition, as at December 31, 2021, we did not have any significant capital commitments related to the acquisition of new or second-hand vessels. However, we expect to bid on selected LNG projects in the future and if we are awarded any of such contracts, it is expected that we would concurrently enter into construction contracts related to new vessels. In addition, we may expand the size of our fleet through the purchase of second-hand vessels. Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financings and other debt, as well as our ability to raise debt or equity financing through public or private offerings.

	Total	2022	2023	2024	2025	2026	Beyond 2026
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt:
Scheduled repayments	417.5	78.8	75.9	73.4	71.1	48.2	70.1
Repayments at maturity	538.8	50.0	115.0	22.1	—	242.8	108.9
Commitments related to finance leases(1)	1,602.8	137.0	135.5	132.0	129.7	305.5	763.1
Commitments related to operating leases(2)	184.8	35.1	24.0	23.9	23.9	23.9	54.0
Equipment and other construction contract costs(3)	24.2	24.2	—	—	—	—	—
Total U.S. Dollar-denominated obligations	2,768.1	325.1	350.4	251.4	224.7	620.4	996.1
Euro-Denominated Obligations:(4)
Long-term debt	115.4	28.0	59.2	28.2	—	—	—
Total Euro-denominated obligations	115.4	28.0	59.2	28.2	—	—	—
Norwegian Krone-Denominated Obligations:(4)
Long-term debt	323.2	—	96.4	—	113.4	113.4	—
Total Norwegian Krone-denominated obligations	323.2	—	96.4	—	113.4	113.4	—
Totals	3,206.7	353.1	506.0	279.6	338.1	733.8	996.1
(1)Includes, in addition to lease payments, amounts we are required to pay to purchase the leased vessels at the end of their respective lease terms.
(2)We have corresponding leases whereby we are the lessor and expect to receive approximately $167.5 million under these leases from 2022 to 2028.
(3)Please read "Item 18 – Financial Statements: Note 14a – Commitments and Contingencies”.
(4)Euro and NOK-denominated obligations are presented in U.S Dollars and have been converted using the prevailing exchange rate as of December 31, 2021.

Other risks and uncertainties related to our liquidity include resolution of contingent liabilities as outlined in "Item 18 – Financial Statements: Note 14c – Commitments and Contingencies". We also guarantee our proportionate share of certain loan facilities and obligations on interest rate swaps for certain of our equity-accounted joint ventures. As at December 31, 2021, this proportionate share, based on the aggregate principal amount of the loan facilities and the fair value of the interest rate swaps as at December 31, 2021, was $1.3 billion. As at December 31, 2021, with the exception of debt service coverage ratio breaches for three of the vessels in the Angola Joint Venture, all of our equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that we guarantee. The Angola Joint Venture expects to obtain a waiver for the covenant requirements that were not met at December 31, 2021, with such waiver being valid until the next compliance test at June 30, 2022, similar to the waivers obtained in March 2021 and October 2021. If such guarantees were to be called upon, it could have a significant financial impact on us. As described under “Item 4 – Information on the Company: B. Operations - Regulations,” passage of any climate control legislation or other regulatory initiatives that restrict emissions of GHGs could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. These or other regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our GHG emissions, or administer and manage a GHG emissions program. In addition, increased regulation of GHGs may, in the long term, lead to reduced demand for gas and reduced demand for our services.
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

Credit Losses

In June 2016, the Financial Accounting Standards Board issued ASU 2016-13. ASU 2016-13 introduced a new credit loss methodology, which requires earlier recognition of credit losses, while providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for net investments in direct financing and sales-type leases, loans to equity-accounted joint ventures, guarantees of secured loan facilities of equity-accounted joint ventures, non-operating lease accounts receivables, contracts assets and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaced multiple impairment methods under previous GAAP for these types of assets, which generally required that a loss be incurred before it was recognized. We adopted ASU 2016-13 on January 1, 2020.
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
Effect if Actual Results Differ from Assumptions. To the extent the methods, and judgments used in applying these methods, that we use to measure our estimate of expected credit losses results in a credit loss provision that is different from actual results, our credit loss provision at the end of each period and the change in the credit loss provision in each period will be different than what would have otherwise been. More specifically, if the judgments used in determining our unadjusted historical loss rate for our direct financing and sales-type leases results were changed and such changes resulted in a 5% increase (decrease) to our unadjusted historical loss rate, our 2021 net income before non-controlling interest and total equity would have both decreased (increased) by $1.8 million. In addition, if we had increased (decreased) our estimates of the residual value of the vessels by 5%, our 2021 net income before non-controlling interest and total equity would have both increased (decreased) by $10.9 million.
Vessel Depreciation

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

Judgments and Uncertainties. For the years ended December 31, 2021, 2020, and 2019, depreciation is calculated using an estimated useful life of 30 years for LPG carriers and 35 years for LNG carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels for those periods of time. The estimated useful life of our vessels involves an element of judgment, which takes into account design life, commercial considerations and regulatory restrictions.

Effect if Actual Results Differ from Assumptions. The actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in depreciation expense. A longer actual useful life will result in a decrease in depreciation expense. Had we depreciated our LPG carriers and LNG carriers using an estimated useful life of 25 years instead of 30 years for our LPG carriers and an estimated useful life of 30 years instead of 35 years for our LNG carriers effective December 31, 2020, our depreciation for the year ended December 31, 2021 would have increased by $47.0 million.
Vessel Impairment
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

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms and on-going operating costs. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts and vessel residual values, due to factors such as potential regulatory changes, the volatility in vessel charter rates and vessel values, as well as the probability of vessel sales. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

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

Consistent with our methodology and disclosures in prior years, the following table presents the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2021. We have excluded those assets operating on charter contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such charter contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely an impairment would be recognized in 2022. While the market values of these vessels may be below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

We would consider the vessels reflected in the following table to be at a higher risk of future impairment compared to other vessels in our fleet. As noted in the footnotes to the table, all the vessels in this table have estimated future undiscounted cash flows that are either marginally or significantly greater than their respective carrying values. The recognition of an impairment in the future may be more likely for those vessels that have estimated future undiscounted cash marginally greater than their respective carrying values. Vessels with estimated future cash flows significantly greater than their respective carrying values would likely only be impaired in the next 12 months if we decided to dispose of a vessel instead of continuing to operate it. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell a vessel or continue to operate it. This assessment includes an estimation of the net proceeds expected to be received if a vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the terms of its existing charter, charter market outlook, estimated future vessel values and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing an existing customer contract.

Reportable Segment (in thousands of U.S. Dollars, except number of vessels)	Number of Vessels	Market Values(1) $	Carrying Values $
Liquefied Natural Gas Segment (2)	1	168,000	172,000
Liquefied Natural Gas Segment (3)	5	169,000	417,000
Total	6	337,000	589,000
(1)Market values are determined using reference to second-hand market comparable values as at December 31, 2021. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.
(2)Undiscounted cash flows for this vessel are significantly greater than its respective carrying value and the respective fixed charter contract expires within 12 months from December 31, 2021.
(3)Undiscounted cash flows for these vessels are marginally greater than their respective carrying values.

Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts. For the six vessels in the table above, if, at December 31, 2021, our estimates of future charter rates beyond the firm period of existing contracts were reduced by 10%, two of these vessels would result in an aggregate impairment of $83.0 million.

The table above excludes six wholly-owned multi-gas carriers whose aggregate estimated market value and aggregate carrying value at December 31, 2021 were $85.0 million and $91.6 million, respectively. Such vessels are at a higher risk of impairment due to their design and operating performance.

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

Judgments and Uncertainties. The process of evaluating the potential impairment of investments in equity-accounted joint ventures requires significant judgment in determining whether the estimated value of an investment in an equity-accounted joint venture has declined below its carrying value and if so, whether this is an other-than-temporary decline in value. Such judgments include, among other things, estimates of future charter rates, operating expenses and vessel values, timing of vessels sales and deliveries and future growth prospects. In determining whether an impairment of an equity method investment is other-than-temporary, factors to consider include the length of time and extent to which the fair value of the investment is less than its carrying value; the financial condition and near-term prospects of the equity method investee, including recent operating losses or specific events that may negatively influence the future earnings potential of the investee; and the intent and ability of the holder to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in market value. As at December 31, 2021, we conducted an impairment test for our investment in the MALT Joint Venture and determined that its estimated fair value had declined below its carrying value. However, we determined that such decline was not other-than-temporary. In addition, we conducted an impairment test for our investment in the Exmar LNG Joint Venture and determined that its estimated fair value had declined below its carrying value and we determined that such decline was other-than-temporary. Therefore, we recorded a write-down to our investment in the Exmar LNG Joint Venture of $30.0 million

Effect if Actual Results Differ from Assumptions. If we determine that an investment in an equity-accounted joint venture is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the investment over its estimated fair value at the date of impairment. The written-down amount becomes the new lower cost basis of the investment. In addition, we may assign the impairment to individual assets held by the equity-accounted joint venture, such as vessels and equipment, and this would result in an increase in our proportionate share of comprehensive earnings of the joint venture in future periods due to lower depreciation expense of the vessels and equipment of the equity-accounted joint venture. Consequently, differences in conclusions about whether an investment in an equity-accounted joint venture is impaired and the amount of such impairment may result in a different impairment amount, including no impairment, and a different equity income (loss) in future periods. Had we determined that the decline in the estimated fair value of our investment in the Exmar LNG Joint Venture below its carrying value was not other-than-temporary, a write-down of $30.0 million would not have been recognized for the year ended December 31, 2021. Had we determined that the decline in the estimated fair value of our investment in the MALT Joint Venture below its carrying value was other-than-temporary, a write-down of approximately $58 million would have been recognized for the year ended December 31, 2021.
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

Non-GAAP Financial Measures
Net Voyage Revenues

Net voyage revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use net voyage revenues as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since, under time-charters, the charterer pays the voyage expenses, whereas under voyage charters, the shipowner pays these expenses, we include voyage expenses in net voyage revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the shipowner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are generally comparable across the different types of contracts. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues. Net voyage revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages.

How we use net voyage revenues and the reasons for such use may be unique to the shipping industry. Given that net voyage revenues is a measure which deducts certain operating expenses from revenue, this metric may be more commonly viewed as an alternative measure of gross profit. Viewed in this context, income from operations would be the most directly comparable GAAP financial measure and net voyage revenues has been defined as income from vessel operations before restructuring charges, write-down and (gain) on sales of vessels, general and administrative expenses, depreciation and amortization, time-charter hire expenses and vessel operating expenses. The following table reconciles net voyage revenues with income from vessel operations:

	Years Ended December 31,
(in thousands of U.S. Dollars)	2021	2020
Income from vessel operations	246,455	226,093
Restructuring charges	3,223	—
Write-down and (gain) on sales of vessels	—	51,000
General and administrative expenses	41,040	26,904
Depreciation and amortization	130,810	129,752
Time-charter hire expenses	23,487	23,564
Vessel operating expenses	124,626	116,396
Net voyage revenues	569,641	573,709

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income before interest, taxes and depreciation and amortization. Adjusted EBITDA represents EBITDA before write-down and (gain) on sales of vessels, foreign currency exchange (gain) loss, amortization of in-process contracts included in voyage revenues, realized and unrealized (gain) loss on non-designated derivative instruments, direct finance and sales-type lease payments received in excess of revenue recognized, other expense, and adjustments to Equity-Accounted EBITDA (defined below). EBITDA and Adjusted EBITDA are used as supplemental financial performance measures by management and by external users of our financial statements, such as investors. EBITDA and Adjusted EBITDA assist our management and securityholders by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, amortization of in-process revenue contracts and realized and unrealized (gain) loss on derivative instruments relating to interest rate swaps and cross currency swaps, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our equity or any debt securities, as applicable.

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

The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income:

(in thousands of U.S. Dollars)	Year Ended December 31, 2021	Year Ended December 31, 2020
Reconciliation of “EBITDA” and “Adjusted EBITDA” to “Net income”:
Net income	255,548	97,312
Depreciation and amortization	130,810	129,752
Interest expense, net of interest income	112,673	125,922
Income tax expense	6,886	3,492
EBITDA	505,917	356,478
Write-down and (gain) on sales of vessels	—	51,000
Foreign currency exchange (gain) loss	(8,612)	21,356
Realized and unrealized (gain) loss on non-designated derivative instruments	(8,523)	33,334
Direct finance and sale-type lease payments received in excess of revenue recognized	14,981	14,241
Adjustments to Equity-Accounted EBITDA(i)(ii)	211,238	264,539
Other expense(iii)	3,882	16,910
Adjusted EBITDA	718,883	757,858
(i) Adjusted Equity-Accounted EBITDA is a non-GAAP financial measure. Adjusted Equity-Accounted EBITDA represents equity income after Adjustments to Equity Income. Adjustments to Equity Income includes depreciation and amortization, net interest expense, income tax expense, amortization of in-process revenue contracts, direct finance and sales-type lease payments received in excess of revenue recognized, other items including realized and unrealized (gain) loss on derivative instruments, credit loss provisions, write-down on investment and vessels and loss on sale of vessels, in each case related to our equity-accounted entities, on the basis of our ownership percentages of such entities. Neither Adjusted Equity-Accounted EBITDA nor Adjustments to Equity-Accounted EBITDA should be considered as an alternative to equity income or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjustments to Equity-Accounted EBITDA exclude some, but not all, items that affect equity income and these measures may vary among other companies. Therefore, Adjusted Equity-Accounted EBITDA and Adjustments to Equity-Accounted EBITDA as presented in this Annual Report may not be comparable to similarly titled measures of the other companies.

(ii) Adjustments relating to equity income from our equity-accounted joint ventures are as follows:

(in thousands of U.S. Dollars)	Year Ended December 31, 2021	Year Ended December 31, 2020
Reconciliation of “Adjusted Equity-Accounted EBITDA” to “Equity Income”:
Equity income	115,399	72,233
Depreciation and amortization	50,867	51,162
Interest expense, net of interest income	98,262	111,809
Income tax expense	1,479	1,504
Amortization of in-process revenue contracts	(3,792)	(3,792)
Direct finance and sales-type lease payments received in excess of revenue recognized	41,878	38,117
Other items including realized and unrealized (gain) loss on derivative instruments	(10,218)	30,094
Credit loss provision	3,362	18,645
Write-down on investment and vessels and loss on sales of vessels	29,400	17,000
Adjustments to Equity-Accounted EBITDA	211,238	264,539
Adjusted Equity-Accounted EBITDA	326,637	336,772
(iii) Other expense for the years ended December 31, 2021 and 2020, includes $2.8 million and $16.1 million, respectively, of provision for potential credit losses. Please see "Item 18 – Financial Statements: Note 3b – Fair Value Measurements and Financial Instruments."

Item 6.Directors, Senior Management and Employees
Our Board and our executive officers oversee and supervise our operations. All Board members are appointed only by holders of a majority of our outstanding common units, other than a limited right for our preferred unitholders to elect a director if six quarterly distributions on the preferred units are in arrears. Otherwise, no common or preferred unitholder has any management power or control over our business or affairs. The Board currently includes three non-independent directors who also serve as officers, directors or employees of Stonepeak and its affiliates. Consequently, these directors may encounter situations in which their fiduciary obligations to Stonepeak or its other affiliates, on the one hand, and any obligation to us or our unitholders, on the other hand, are in conflict.
Directors and Executive Officers of Seapeak LLC
The following table provides information about the Board and executive officers of Seapeak LLC, as at the date of this Annual Report. Directors are appointed to serve until their successors are appointed or until they resign or are removed. The business address of each of our directors listed below is c/o 2000, 550 Burrard Street, Vancouver, B.C., Canada, V6C 2K2. Ages of the individuals are as of December 31, 2021.

Name	Age	Position
James Wyper	32	Director and Chair
Hajir Naghdy	47	Director
Blake Dwyer	28	Director
Barry Curtis	63	Director (1)
Mark Kremin	51	President and Chief Executive Officer, Director
Scott Gayton	47	Chief Financial Officer
Andres Luna	65	Vice President, Commercial
Chris McDade	41	Vice President, Operations
Nathan Kim	38	General Counsel
(1)Chair of Audit Committee and Conflicts Committee.

Certain biographical information about each of these individuals included in the table above is set forth below:

James Wyper has been a director of Seapeak LLC and the Chair of the Board since January 2022. Mr. Wyper is a Senior Managing Director with Stonepeak Infrastructure Partners and is responsible for the firm’s investments in transportation, logistics and LNG. He is a member of the boards of directors of Venture Global Calcasieu Pass, Lineage Logistics, TRAC Intermodal, Lonestar Holdings, and Oregon Trail Ventures, and formerly was a director of Carlsbad Desalination Project, Tidewater Holdings, and Golar Power Ltd. Prior to joining Stonepeak, Mr. Wyper was a member of Credit Suisse’s global energy group, where he focused on the power and renewables sectors.

Blake Dwyer has been a director of Seapeak LLC since January 2022. Mr. Dwyer is a Vice President with Stonepeak Infrastructure Partners. Prior to joining Stonepeak, Mr. Dwyer was a member of the Energy Group at J.P. Morgan, where he focused on the power, utilities, and renewable energy sectors.

Hajir Naghdy has been a director of Seapeak LLC since January 2022. Mr. Naghdy is a Senior Managing Director with Stonepeak Infrastructure Partners, responsible for the firm’s investments and operations in the Asia-Pacific region, and he is also a member of the Stonepeak Executive Committee. Prior to joining Stonepeak, Mr. Naghdy was employed at Macquarie Capital for 19 years. He started with Macquarie in Sydney in 1999 and moved to Korea in 2000, as a founding member of the team which established Macquarie’s first infrastructure funds management business in Asia. Mr. Naghdy played a leading role in 12 of the first 14 investments made by the Macquarie Korean Infrastructure Fund (formerly the Korea Road Infrastructure Fund) between 2002 and 2005. He has played numerous roles across Asia and the Middle East in Macquarie’s infrastructure business. Prior to joining Stonepeak, Mr. Naghdy was Head of Macquarie Capital in Asia and the Middle East. In this role, he led and established Macquarie Capital’s renewable energy investing business in the region.

Barry Curtis has been a director of Seapeak LLC since January 2022 and serves as the chairman of Audit Committee and Conflicts Committee. Mr. Curtis recently retired after 23 years as a Deloitte partner. Mr. Curtis served as Deloitte’s National Managing Partner - Private Equity for 12 years, and as Chief Risk Officer for M&A and as a member of the broader firm’s Operating Risk Committee for six years. He also has extensive experience in global M&A, having worked with leading private equity firms and corporations on their buy- and sell-side transactions, as well as on portfolio company financial reporting, audit and risk management matters. Prior to joining Deloitte, Barry spent four years as Chief Financial Officer of two privately-held businesses, as well as having served as a director and as the audit committee chair for Ernst Home Centers, a then publicly-traded NYSE-listed company. He began his career and spent ten years at PWC, the last three years as an audit partner. Mr. Curtis is a Certified Public Accountant.

Mark Kremin was appointed as President and Chief Executive Officer of the Company in 2017 and has served as a director of Seapeak LLC since January 2022. He had previously been appointed as President of Teekay Gas Services in 2015, having acted as its Vice President since 2006. Mr. Kremin joined Teekay Corporation as in-house counsel in 2000, and subsequently held various commercial roles within Teekay Gas. He now represents Seapeak on the boards of directors of joint ventures with partners in Asia, Europe and the Middle East. Mr. Kremin has over 20 years’ experience in shipping. Prior to joining Teekay, he was an attorney in an admiralty law firm in Manhattan. Prior to attending law school in New York City, he worked for a leading owner and operator of container ships.

Scott Gayton was appointed as Chief Financial Officer of the Company in 2018. Mr. Gayton has over 20 years’ of finance and accounting experience, including serving as Chief Financial Officer of Tanker Investments Ltd. from the time of its initial public offering in 2014 until its sale in 2017. Mr. Gayton joined Teekay Corporation in 2001 and has worked in progressively more senior roles in Finance and Accounting. In 2013 he was promoted to Vice President, Finance where he supported Teekay’s strategy and capital market transactions. He now represents Seapeak on the boards of directors of joint ventures with partners in Asia, Europe and the Middle East. Prior to joining Teekay, he worked as a Chartered Professional Accountant in the Vancouver, Canada office of Ernst & Young LLP.

Andres Luna was appointed as Vice President, Business Development, of the Company in 2004 and has over 40 years’ of experience in the shipping industry. He currently represents the Company on the boards of joint ventures with partners in Europe, Asia and the Middle East. Mr. Luna previously served as Chief Executive Officer of Naviera Tapias S.A. from July 2000 until its acquisition by Teekay Corporation in April 2004. He has been in the shipping business since his graduation as a naval architect from Madrid University in 1981.

Chris McDade was appointed as Vice President, Operations, of the Company in 2020 and has over 24 years’ experience in the LNG shipping industry as well as upstream operations with Exploration and Production. In 2016, he joined the Company as LNG Assurance Manager followed by roles as Director, Marine HR and Fleet Director for Teekay Gas Services. Mr. McDade represents the Company on the boards of joint ventures with partners in Europe, Asia and the Middle East. Before joining the Company, he worked for an Oil Major as a senior officer on LNG vessels before moving into upstream operations working on major LNG/FPSO projects in West Africa and Australia.

Nathan Kim was appointed as General Counsel of Seapeak LLC in 2022. He previously worked for Teekay Corporation starting in 2014, most recently as Associate General Counsel since 2017, in which position he provided primary legal oversight for LNG business activities, including new projects, financings, dispute resolution and operational matters. Prior to that, he practiced law in Vancouver, Canada.
Annual Executive Compensation
During 2021, the aggregate amount for which we reimbursed Teekay Corporation for compensation expenses of our Chief Executive Officer and Chief Financial Officer, who were employees of Teekay subsidiaries and provided services to us pursuant to services agreements, was $1.3 million, excluding any long-term incentive plan awards issued directly by the General Partner’s board of directors as described below. The compensation amount was paid in U.S. Dollars. Teekay Corporation’s annual bonus plan, in which our Chief Executive Officer and Chief Financial Officer previously participated, considered both company performance and team performance.
Compensation of Directors
As at December 31, 2021, each non-management director of the board of directors of the Partnership’s General Partner received compensation for attending meetings of the board of directors, as well as committee meetings. Each non-management director received a director fee of $60,000 and Partnership common units with a value of approximately $75,000 for 2021. In addition, members of the audit, conflicts and corporate governance committees each received committee fees of $7,500, $7,500 and $5,000, respectively, for 2021, and the chairs of the audit, conflicts and corporate governance committees each received additional fees of $17,000, $12,500 and $10,000, respectively, for serving in that role. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2021, the five non-management directors of the General Partner’s board of directors received, in the aggregate, $417,000 in cash fees for their services as directors, plus reimbursement of their out-of-pocket expenses. In 2021, the General Partner’s board of directors granted to the non-management directors an aggregate of 26,985 Partnership common units.

All members of the General Partner’s board of directors resigned upon effectiveness of the Merger on January 13, 2022.
2005 Long-Term Incentive Plan
In 2021, the General Partner's board of directors awarded a total of 67,102 restricted units to employees of Teekay Corporation subsidiaries who provided services to our business. These restricted units vested evenly over a three-year period from the grant date. The plan provided for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. As part of the Merger, all unvested restricted unit awards were automatically vested, repurchased and cancelled in January 2022. Please read “Item 18 – Financial Statements: Note 20 – Subsequent Events”.
Board Practices
Our Board currently consists of five members. Directors are appointed to serve until their successors are appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has the following two committees: Audit Committee and Conflicts Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters for the Audit Committee and the Conflicts Committee are available under “Governance” from the home page of our web site at www.seapeak.com. During 2021, the Board held five meetings and each director attended all Board meetings. The members of the Audit Committee and the Conflicts Committee attended all meetings.

Audit Committee. The Audit Committee must be comprised of at least one director. Each member must meet the independence standards of the NYSE and the SEC. This committee currently comprises of Barry Curtis (Chair). The Board has determined that Mr. Curtis qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•the integrity of our consolidated financial statements;
•our compliance with legal and regulatory requirements;
•the independent auditors’ qualifications and independence; and
•the performance of our internal audit function and independent auditors.

Conflicts Committee. The Conflicts Committee must be comprised of at least one director and currently comprises of Barry Curtis (Chair). The Conflicts Committee members may not be (a) securityholders, officers or employees of Stonepeak, (b) officers, directors or employees of any affiliate of Stonepeak (other than a member of our Board) or (c) holders of any ownership interest in us or our subsidiaries other than common or preferred units, and members must meet the heightened NYSE and SEC director independence standards applicable to audit committee membership.

The Conflicts Committee:

•reviews specific matters that the Board believes may involve conflicts of interest; and
•determines if the resolution of the conflict of interest is fair and reasonable to us.

Any matters approved by the Conflicts Committee will be conclusively deemed to be fair and reasonable to us, approved by all of our members, and not a breach by our Board of any duties it may owe us or our members. The Board is not obligated to seek approval of the Conflicts Committee on any matter and may determine the resolution of any conflict of interest itself and in accordance with our limited liability company agreement (or Company Agreement).
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
Crewing and Staff
As of December 31, 2021, approximately 1,970 seagoing staff served on our consolidated and equity-accounted for vessels that were managed by subsidiaries of Seapeak and seven staff served on-shore in technical, commercial and administrative roles in various countries, compared to approximately 2,100 seagoing staff and 19 on-shore staff as of December 31, 2020 and approximately 2,000 seagoing staff and nine on-shore staff as of December 31, 2019. Certain subsidiaries of Seapeak employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries, and Seapeak subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please read “Item 7 – Major Common Unitholders and Related Party Transactions.”

We regard attracting and retaining motivated seagoing personnel as a top priority. We offer our seafarers competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally.

Seapeak has entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which cover substantially all of the officers and seafarers that operate our Bahamian-flagged vessels. Our Spanish officers and seafarers for our Spanish-flagged vessels are covered by a collective bargaining agreement with Spain’s Union General de Trabajadores and Comisiones Obreras, and the Filipino crew members employed on our Spanish-flagged LNG carriers are covered by the Collective Bargaining Agreement with the Philippine Seafarer’s Union. We believe our relationships with these labor unions are good.

Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. We have agreed to allow our personnel to participate in its training programs. Our cadet training approach is designed to balance academic learning with hands-on training at sea. Seapeak has relationships with training institutions in Canada, Croatia, India, Latvia, Philippines, Turkey and the United Kingdom. After receiving formal instruction at one of these institutions, our cadets’ training continues on-board one of our vessels. Seapeak also has a career development plan that we follow, which was designed to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety. As such, we have an LNG training facility in Glasgow that serves this purpose.
Common Unit Ownership
As at the date of this Annual Report, our director and officers do not own or have rights to acquire any of our common units.

Item 7. Major Common Unitholders and Related Party Transactions
Major Common Unitholders
As at the date of this Annual Report, our sole common unitholder is Stonepeak Limestone Holdings L.P., which is 100% owned by investments vehicles managed by Stonepeak.

We are not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.

Related Party Transactions
a)Our Board currently includes three non-independent directors who also serve as officers, directors or employees of Stonepeak and its affiliates. See “Item 6. Directors, Senior Management and Employees.”

b)Please read “Item 18 – Financial Statements: Note 12 – Related Party Transactions” for additional information about these and various other related-party transactions.

Item 8.Financial Information
A.Consolidated Financial Statements and Other Financial Information
Consolidated Financial Statements and Notes
Please see “Item 18 – Financial Statements” for additional information required to be disclosed under this Item.
Legal Proceedings
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe may have, individually or in the aggregate, a significant adverse effect on us, other than those set forth below or in "Item 18 – Financial Statements: Note 14 – Commitments and Contingencies."
B.Significant Changes
Please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2021 and early 2022” and “Item 18 – Financial Statements: Note 20 – Subsequent Events” for descriptions of significant changes that have occurred since December 31, 2021.
Item 9.The Offer and Listing
Prior to the Merger, our common units were listed on the NYSE under the symbol “TGP”. Our Series A and Series B Preferred Units are listed on the NYSE. Effective upon the Conversion and our name change on February 28, 2022, the symbols on the NYSE of our Series A and Series B Preferred Units were changed from “TGP PRA” and “TGP PRB” to "SEAL PRA" and "SEAL PRB", respectively.

Item 10.Additional Information
Memorandum and Articles of Association
Our Certificate of Formation has been filed as Exhibit 1.3 to our Report on Form 6-K (File No. 1-32479), filed with the SEC on February 25, 2022, and our Company Agreement has been filed as Exhibit 1.4 to our Report on Form 6-K (File No. 1-32479), filed with the SEC on February 25, 2022, and are each hereby incorporated by reference into this Annual Report.

The rights, preferences and restrictions attaching to each class of our capital stock are described in the Exhibit 2.2 to this Annual Report on Form 20-F entitled "Description of Securities Registered Under Section 12 of the Exchange Act", and hereby incorporated by reference into this Annual Report.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of the Republic of The Marshall Islands or by our Company Agreement.
Material Contracts
Attached or incorporated by reference as exhibits to this Annual Report are contracts we consider to be material and not entered into in the ordinary course. Descriptions of certain credit facilities are included in “Item 18 – Financial Statements: Note 10 – Long-Term Debt.”

Exchange Controls and Other Limitations Affecting Unitholders
We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of the Marshall Islands that restrict the export or import of capital, or that affect the remittance of distributions, interest or other payments to holders of our securities that are non-resident and not citizens and otherwise not conducting business or transactions in the Marshall Islands.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of the Marshall Islands or our Company Agreement.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to unitholders. This discussion is based upon provisions of the the Code, legislative history, applicable Treasury Regulations, judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Seapeak LLC.

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

Subject to the discussion of PFICs below, any distributions made by us with respect to our units to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s units, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder's units will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our units and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the units for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our units will be treated as foreign source income and generally will be treated as “passive category income.”

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
Consequences of Possible PFIC Classification
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and, pursuant to a “look through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value) and any partnership in which the corporation directly or indirectly owns less than 25% of the equity interests (by value) to the extent the corporation satisfies an “active partner” test and does not elect out of “look through” treatment, either: (i) at least 75% of its gross income is “passive” income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

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

Distributions
In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our units unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non-U.S. Holder is engaged in a trade or business within the United States and the distributions are deemed to be effectively connected to that trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States), the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder. In addition, a Non-U.S. Holder that is a foreign corporation for U.S. federal income tax purposes may be subject to branch profits tax at a rate of 30% (or lower applicable treaty rate) on the after-tax earnings and profits attributable to such distributions.

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
Information Reporting and Backup Withholding

In general, distributions taxable as dividends with respect to, or the proceeds from a sale, redemption or other taxable disposition of, our units held by a Non-Corporate U.S. Holder will be subject to information reporting requirements, unless such distribution taxable as a dividend is paid and received outside the United States by a non-U.S. payor or non-U.S. middleman (within the meaning of the Treasury Regulations), or such proceeds are effected through an office outside the U.S. of a broker that is considered a non-U.S. payor or non-U.S. middleman (within the meaning of the Treasury Regulations). These amounts also generally will be subject to backup withholding if the Non-Corporate U.S. Holder:
•fails to timely provide an accurate taxpayer identification number;
•is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or
•in certain circumstances, fails to comply with applicable certification requirements.

Information reporting and backup withholding generally will not apply to distributions taxable as dividends on our units to a Non-U.S. Holder if such dividend is paid and received outside the United States by a non-U.S. payor or non-U.S. middleman (within the meaning of the Treasury Regulations) or the Non-U.S. Holder properly certifies under penalties of perjury as to its non-U.S. status (generally on IRS Form W-8BEN, W-8BEN-E, W-8ECI, or W-8EXP, as applicable) and certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption.

Payment of proceeds to a Non-U.S. Holder from a sale, redemption or other taxable disposition of our units to or through the U.S. office of a broker, or through a broker that is considered a U.S. payor or U.S. middleman (within the meaning of the Treasury Regulations), generally will be subject to information reporting and backup withholding, unless the Non-U.S. Holder properly certifies under penalties of perjury as to its non-U.S. status (generally on IRS Form W-8BEN, W-8BEN-E, W-8ECI, or W-8EXP, as applicable) and certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, a Non-Corporate U.S. Holder or Non-U.S. Holder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

Non-United States Tax Considerations
Marshall Islands Taxation

Because we and our subsidiaries do not, and do not expect that we or they will, conduct business, transactions or operations in the Republic of the Marshall Islands, and because all documentation related to issuance of shares of our common and preferred units was and is expected to be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law, holders of our common and preferred units that are not citizens of and do not reside in, maintain offices in, or engage in business, operations, or transactions in the Republic of the Marshall Islands will not be subject to Marshall Islands taxation or withholding on distributions that we make to our unitholders. In addition, such unitholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common and preferred units, and they will not be required by the Republic of the Marshall Islands to file a tax return relating to the common or preferred units.

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

Canadian Federal Income Tax Considerations

Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Seapeak LLC. The following discussion is a summary of the material Canadian federal income tax considerations under the Canada Tax Act that we believe are relevant to holders of units of Seapeak LLC (formerly Teekay LNG Partners L.P.) prior to the Conversion who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty), are at all relevant times resident in the United States and entitled to all of the benefits of the Canada - U.S. Treaty and who deal at arm’s length with us (or U.S. Resident Holders). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all.

Prior to the Conversion, Seapeak LLC was considered to be a partnership under Canadian federal income tax law and therefore not a taxable entity for Canadian income tax purposes. A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gains allocated by Seapeak LLC to the U.S. Resident Holder in respect of such U.S. Resident Holder’s units, provided that (i) Seapeak LLC does not carry on business in Canada for the purposes of the Canada Tax Act and (ii) such U.S. Resident Holder does not hold such units in connection with a business carried on by such U.S. Resident Holder through a permanent establishment in Canada for purposes of the Canada-U.S. Treaty.

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

We believe that the activities and affairs of Seapeak LLC prior to the Conversion were conducted in such a manner that Seapeak LLC was not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of our units. If Seapeak LLC carried on business in Canada for purposes of the Canada Tax Act, U.S. Resident Holders would have been considered to be carrying on business in Canada and may have been be required to file Canadian tax returns and, subject to any relief provided under the Canada-U.S. Treaty, would have been subject to taxation in Canada on any income that was considered to be attributable to the business carried on by Seapeak LLC in Canada. The Canada-U.S. Treaty contains a treaty benefit denial rule which may have the effect of denying relief thereunder from Canadian taxation to U.S. Resident Holders in respect of any income attributable to a business carried on by Seapeak LLC in Canada.
Pursuant to the Conversion, Teekay LNG Partners L.P. became Seapeak LLC. Unlike Teekay LNG Partners L.P., Seapeak LLC is considered a corporation for Canadian federal income tax purposes. We are relying on an exemption under subsection 250(6) of the Canada Tax Act to deem Seapeak LLC not to be resident in Canada for Canadian income tax purposes.

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
Documents on Display
Documents concerning us that are referred to herein may be inspected at our principal executive offices at 2000, 550 Burrard Street, Vancouver, B.C., Canada, V6C 2K2. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval system may also be obtained from the SEC’s website at www.sec.gov, free of charge.
Item 11.Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. Please read "Item 3 – Risk Factors" for more details on the scheduled phasing out of LIBOR as an interest “benchmark”.

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

The table below provides information about our financial instruments at December 31, 2021, that are sensitive to changes in interest rates, including our long-term debt, obligations related to finance leases and interest rate swaps, but excluding any amounts related to our equity-accounted joint ventures. For long-term debt and obligations related to finance leases, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt and obligations related to finance leases as well as the potential exercise of early termination options for certain of our interest rate swaps.
Expected Maturity Date

	2022	2023	2024	2025	2026	There- after	Total	Fair Value Liability	Rate(1)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Fixed Rate ($U.S.)	18.1	18.1	18.1	18.1	18.1	70.2	160.7	165.4	4.3%
Variable-Rate ($U.S.) (2)	110.7	172.8	77.4	53.0	272.9	108.8	795.6	810.7	2.3%
Variable-Rate (Euro) (3) (4)	28.0	59.2	28.2	—	—	—	115.4	117.3	1.1%
Variable-Rate (NOK) (4) (5)	—	96.4	—	113.4	113.4	—	323.2	325.9	5.7%
Obligations Related to Finance Leases:
Variable-Rate ($U.S.) (6)	27.2	27.3	25.4	24.8	24.9	276.9	406.5	417.3	4.6%
Fixed-Rate ($U.S.) (6)	46.8	49.0	51.1	53.4	238.3	423.9	862.5	914.7	5.4%
Average Interest Rate (7)	5.4%	5.4%	5.4%	5.4%	5.5%	5.4%	5.4%
Interest Rate Swaps:
Contract Amount ($U.S.) (8)	61.3	177.1	296.5	54.3	199.6	186.9	975.7	19.7	2.1%
Average Fixed-Pay Rate (2)	2.0%	3.0%	2.4%	1.4%	1.5%	—	2.1%
Contract Amount (Euro) (4) (9)	12.0	42.7	—	—	—	—	54.7	3.2	3.9%
Average Fixed-Pay Rate (3)	3.7%	3.9%	—	—	—	—	3.9%
(1)Rate refers to the weighted-average effective interest rate for our long-term debt and obligations related to finance leases, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our obligations related to finance leases is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt, which as of December 31, 2021 ranged from 1.85% to 3.25%. Please read “Item 18 – Financial Statements: Note 10 – Long-Term Debt.”
(2)Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2021.
(5)Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated bonds have been economically hedged with cross currency swaps, to swap all interest and principal payments into U.S. Dollars, with the respective interest payments fixed at a rate ranging from 5.74% to 7.89%, and the transfer of principal locked in at $331 million upon maturities. Please see "Foreign Currency Fluctuations" below and read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.”
(6)The amount of obligations related to finance leases represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(7)The average interest rate is the weighted-average interest rate implicit in the obligations related to our fixed-rate finance leases at the inception of the leases.
(8)The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR. Contract amount for U.S Dollar-denominated interest rate swaps includes forward-starting swaps with inception dates ranging from October 2023 to April 2024.
(9)The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.
Spot Market Rate Risk
Certain of our multi-gas vessels are trading in the spot market and one of our wholly-owned LNG carriers is earning a variable-rate charter hire based on spot rates until March 2022. In addition, three of our wholly-owned LNG carriers' charter contracts are ending in 2022 and may be traded in the spot market if we are unable to obtain charter contracts prior to the expiration of their current charter contracts. Please see “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2021 and Early 2022: LNG Carrier Charter Contract". The cyclical nature of the LPG and LNG spot market may cause significant increases or decreases in the revenues we earn from these vessels trading in the spot market.
Foreign Currency Fluctuations
Our functional currency is U.S. Dollars because nearly all of our revenues and most of our operating costs are in U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loans and restricted cash deposits and our NOK-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses, and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. In addition, we have a portion of our capital expenditures denominated in Euros. We have Euro-denominated interest expense and Euro-denominated interest income related to our Euro-denominated loans of 101.5 million Euros ($115.4 million) and Euro-denominated restricted cash deposits of 27.0 million Euros ($30.7 million), respectively, as at December 31, 2021. We also incur NOK-denominated interest expense on our NOK-denominated bonds; however, we entered into cross currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2023 through 2026, and to economically hedge the interest rate exposure. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of the NOK-denominated bonds due in 2023 through 2026. Please read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.” At December 31, 2021, the fair value of the cross currency swaps derivative liabilities was $10.5 million and the change from December 2020 to the reporting period has been reported in foreign currency exchange gain (loss) in the consolidated statements of income. As a result, fluctuations in the Euro and NOK relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income, realized and unrealized gain (loss) on non-designated derivative instruments and foreign currency exchange gain (loss).
Item 12.Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13.Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.Material Modifications to the Rights of Unitholders and Use of Proceeds
Not applicable.
Item 15.Controls and Procedures
We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities and Exchange Act of 1934, as amended (or the Exchange Act)) that are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2021.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has determined that the internal control over financial reporting was effective as of December 31, 2021.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and the effectiveness of our internal control over financial reporting as of December 31, 2021. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-3 of this Annual Report.
Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the year ended December 31, 2021 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A.Audit Committee Financial Expert
The Board (which is controlled by Stonepeak and its affiliates) has determined that Director and Chair of the Audit Committee, Barry Curtis, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.
Item 16B.Code of Ethics
We have adopted a Standards of Business Conduct Policy that applies to all our employees and directors. This document is available under “Governance” from the home page of our web site (www.seapeak.com). We intend to disclose, under “Governance” in the Investors section of our web site, any waivers to or amendments of our Standards of Business Conduct Policy that benefit any directors and executive officers of Seapeak.
Item 16C.Principal Accountant Fees and Services
Our principal accountant for 2021 and 2020 was KPMG LLP, independent registered public accounting firm. The following table shows the fees we paid or accrued for audit services provided by KPMG LLP for 2021 and 2020.

Fees (in thousands of U.S. Dollars)	2021	2020
Audit Fees(1)	1,435	1,100
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

No audit-related or tax services were provided to us by the auditor during 2021 or 2020.

The Audit Committee of our Board has the authority to pre-approve permissible audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee pre-approved all engagements and fees paid to our principal accountant in 2021 and in 2020.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers
In March 2022, we implemented a repurchase plan to which we are authorized to repurchase our Series A and Series B Preferred Units up to a maximum of $30.0 million in aggregate for the Series A and Series B Preferred Units combined. No Series A and Series B Preferred Units have been repurchased as at the date of this Annual Report.
Item 16F.Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
As a foreign private issuer, we are not required to comply with certain corporate governance practices followed by U.S. companies under the NYSE listing standards.
The following is the significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies listed on the NYSE that are also “controlled companies” (as defined in the NYSE Listed Company Manual), and which differences are permitted by NYSE rules for foreign private issuers such as us organized under the laws of the Marshall Islands:
•We are not required to obtain unitholder approval prior to the adoption of equity compensation plans or certain equity issuances, including, among others, issuing 20% or more of our outstanding common units or voting power in a transaction.
•We are not required to have an Audit Committee comprised of at least three independent directors. Our Audit Committee currently is comprised of one member.
Item 16H. Mine Safety Disclosure
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

Item 19.Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Conversion (1)
1.2	Plan of Conversion dated as of February 25, 2022 (1)
1.3	Certificate of Formation of Seapeak LLC (1)
1.4	Limited Liability Company Agreement of Seapeak LLC. (1)
2.2	Description of Securities Registered Under Section 12 of the Exchange Act.
4.1	Amended and Restated Omnibus Agreement with Teekay Corporation, Altera, our General Partner and related parties. (2)
4.2	Agreement dated November 15, 2016, for a U.S. $730,000,000 Secured Loan Facility between Bahrain LNG W.L.L. and Standard Chartered Bank and other banks. (3)
4.3	Agreement dated December 21, 2016, for a U.S. $723,200,000 Secured Loan Facility between Teekay Nakilat (III) Corporation and Qatar National Bank SAQ. (3)
4.4
Agreement dated December 8, 2017, for a U.S. $1,632,000,000 Secured Loan Agreement between DSME Hull No. 2423 L.L.C., DSME Hull No. 2425 L.L.C., DSME Hull No. 2430 L.L.C., DSME Hull No. 2431 L.L.C., DSME Hull No. 2433 L.L.C. and DSME Hull No. 2434 L.L.C. (as borrowers) and China Development Bank. (4)

4.5	Agreement and Plan of Merger, dated October 4, 2021, by and among Stonepeak Infrastructure Fund IV Cayman (AIV III) LP, Limestone Merger Sub, Inc., Teekay LNG Partners, L.P. and Teekay GP L.L.C. (5)
8.1	List of Subsidiaries of Seapeak LLC.
12.1	Rule 13a-15(e)/15d-15(e) Certification of Mark Kremin, President and Chief Executive Officer.
12.2	Rule 13a-15(e)/15d-15(e) Certification of Scott Gayton, Chief Financial Officer.
13.1	Certification of Mark Kremin, President and Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Scott Gayton, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consolidated Financial Statements of TC LNG Shipping L.L.C.
101.INS	XBRL Instance Document.
101.SCJ	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Label Linkbase.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.
___________________________
(1)Previously filed as exhibits 1.1, 1.2, 1.3 and 1.4 to the Company's Report on Form 6-K (File No. 333-120727), filed with the SEC on February 25, 2022, and hereby incorporated by reference to such Annual Report.
(2)Previously filed as exhibit 4.17 to the Company's Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 19, 2007 and hereby incorporated by reference to such report.
(3)Previously filed as exhibits 4.37 and 4.39 to the Company's Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 26, 2017 and hereby incorporated by reference to such report.
(4)Previously filed as exhibit 4.20 to the Company's Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 5, 2019 and hereby incorporated by reference to such report.
(5)Previously filed as an exhibit to the Company's Report on Form 6-K (File No. 1-32479), filed with the SEC on October 12, 2021 and hereby incorporated by reference to such report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEAPEAK LLC

Date: April 4, 2022	By:	/s/ Scott Gayton
Scott Gayton
Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders
Seapeak LLC

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Seapeak LLC and subsidiaries (the Entity, formerly Teekay LNG Partners L.P.) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Entity as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Entity’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 4, 2022 expressed an unqualified opinion on the effectiveness of the Entity’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Entity has changed its method of accounting for credit losses as of January 1, 2020 due to the adoption of ASU 2016-13 Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments (ASU 2016-13).
Basis for Opinion
These consolidated financial statements are the responsibility of the Entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.
Indicators of impairment and recoverability of vessels and equipment
As discussed in Note 1 to the consolidated financial statements, the Entity assesses vessels and equipment that are intended to be held and used in the Entity’s business for impairment when events or circumstances indicate the carrying value of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life and the fair value of the asset is less than its carrying value, the carrying value of the asset is reduced to its estimated fair value. The Entity’s evaluation of events or circumstances that may indicate impairment and estimates of undiscounted cash flows used to determine the recoverability of a vessel’s carrying value include, amongst others, an assessment of its intended use and anticipated operating cash flows, which is primarily influenced by the estimation of future charter rates. The carrying value of vessels and equipment reported on the consolidated balance sheet as of December 31, 2021 was $2,832 million, which includes vessels and equipment in the liquefied natural gas (LNG) segment.
We identified the assessment of indicators of impairment for vessels and equipment and the recoverability of LNG vessels as critical audit matters. Subjective auditor judgment was required to assess the Entity’s evaluation of anticipated operating cash flows, including estimated future charter rates as these assumptions are market-dependent and subject to significant changes. Changes in these significant assumptions could have changed the Entity’s conclusion regarding indicators of impairment and recoverability of vessels carrying value.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Entity’s impairment assessment process. This included internal controls related to the Entity’s identification and evaluation of indicators of impairment and the determination of estimated future charter rates. We assessed the Entity’s responses related to elements considered in their evaluation of indicators of impairment by comparing them to publicly available information about the industry and assessing whether the Entity omitted any significant internal or external elements in its evaluation. We assessed a selection of estimated future charter rates by comparing them to historical rates and the rates in third-party publications for LNG carriers with similar characteristics, including type and size. We compared the Entity’s historical revenue projections to actual results to assess the Entity’s ability to accurately project future revenue.

Allowance for credit losses of net investment in direct financing and sales-type leases
As discussed in Note 3b to the consolidated financial statements, the Entity’s allowance for expected credit losses for its net investment in direct financing and sales-type leases (net investment in leases), and those attributable to its equity-accounted joint ventures, totaled $92,300 thousand as of December 31, 2021. The allowance for expected credit losses has two components: the lease receivable component and the residual value component. The credit loss allowance related to the lease receivable component of the net investment in direct financing and sales-type leases is determined using an internal historical loss rate method.
We identified the assessment of the allowance for expected credit losses related to the lease receivable component of the Entity’s net investment in leases as a critical audit matter. In particular, subjective auditor judgment was required to evaluate the estimate of the unadjusted loss rate used in the historical loss rate method. Certain of the assumptions and inputs to estimate the unadjusted loss rate were based in part on probabilities of the occurrence or non-occurrence of future events which impact the amount of future recoveries earned or additional losses incurred in measuring the value attributable to the leased assets. Changes in the unadjusted loss rate could have had a significant impact on the credit loss provision for the Entity’s net investment in leases.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Entity’s allowance for expected credit losses process. This included controls related to the determination of certain of the assumptions and inputs used to estimate the unadjusted loss rate. We evaluated the Entity’s estimated unadjusted loss rate by testing certain inputs and assumptions that the Entity used and considered the relevance and reliability of such inputs and assumptions. We compared the losses incurred to date to historical financial results, historical charter rates, and contractual agreements. We assessed a selection of projected charter rates used to estimate the amount of future recoveries earned or additional losses incurred by comparing them to historical rates and third-party industry publications for vessels with similar characteristics, including type, size, and age and to recent experience.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Entity’s auditor since 2011.
Vancouver, Canada
April 4, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders
Seapeak LLC

Opinion on Internal Control Over Financial Reporting
We have audited Seapeak LLC and subsidiaries’ (the Entity, formerly Teekay LNG Partners L.P.) internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Entity maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Entity as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated April 4, 2022 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Entity’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Entity’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
April 4, 2022

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (notes 1 and 2)
(in thousands of U.S. Dollars, except unit and per unit data)

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Voyage revenues (notes 6 and 12a)	597,831	591,103	601,256
Voyage expenses	(28,190)	(17,394)	(21,387)
Vessel operating expenses (note 12a)	(124,626)	(116,396)	(111,585)
Time-charter hire expenses (notes 5b and 12a)	(23,487)	(23,564)	(19,994)
Depreciation and amortization	(130,810)	(129,752)	(136,765)
General and administrative expenses (notes 12a and 17)	(41,040)	(26,904)	(22,521)
(Write-down) and gain on sales of vessels (notes 6 and 19)	—	(51,000)	13,564
Restructuring charges (notes 12a and 18)	(3,223)	—	(3,315)
Income from vessel operations	246,455	226,093	299,253
Equity income (notes 7 and 12a)	115,399	72,233	58,819
Interest expense	(118,618)	(132,806)	(164,521)
Interest income (note 7a)	5,945	6,884	3,985
Realized and unrealized gain (loss) on non-designated derivative instruments (note 13)	8,523	(33,334)	(13,361)
Foreign currency exchange gain (loss) (notes 10 and 13)	8,612	(21,356)	(9,640)
Other expense (notes 3b and 5a)	(3,882)	(16,910)	(2,454)
Net income before income tax expense	262,434	100,804	172,081
Income tax expense (notes 11 and 14b)	(6,886)	(3,492)	(7,477)
Net income	255,548	97,312	164,604
Non-controlling interest in net income	12,900	9,955	11,814
Preferred unitholders' interest in net income	25,702	25,702	25,702
General partner's interest in net income	3,808	1,023	2,542
Limited partners’ interest in net income	213,138	60,632	124,546
Limited partners’ interest in net income per common unit (note 16):
• Basic	2.45	0.73	1.59
• Diluted	2.44	0.73	1.59
Weighted-average number of common units outstanding (note 16):
• Basic	87,091,647	83,313,097	78,177,189
• Diluted	87,216,312	83,419,004	78,268,412
Cash distributions declared per common unit	1.11	0.94	0.71
Related party transactions (note 12)
Subsequent events (note 20)
The accompanying notes are an integral part of the consolidated financial statements.

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (notes 1 and 2)
(in thousands of U.S. Dollars)

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Net income	255,548	97,312	164,604
Other comprehensive income (loss):
Other comprehensive income (loss) before reclassifications
Unrealized gain (loss) on qualifying cash flow hedging instruments, net of tax	29,292	(66,958)	(57,616)
Amounts reclassified from accumulated other comprehensive loss, net of tax
To equity income:
Realized loss on qualifying cash flow hedging instruments	20,255	15,570	552
To interest expense:
Realized loss (gain) on qualifying cash flow hedging instruments (note 13)	3,304	2,320	(376)
Other comprehensive income (loss)	52,851	(49,068)	(57,440)
Comprehensive income	308,399	48,244	107,164
Non-controlling interest in comprehensive income	15,078	7,411	9,572
Preferred unitholders' interest in comprehensive income	25,702	25,702	25,702
General and limited partners' interest in comprehensive income	267,619	15,131	71,890
The accompanying notes are an integral part of the consolidated financial statements.

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (notes 1 and 2)
(in thousands of U.S. Dollars)

	As at December 31, 2021 $	As at December 31, 2020 $
ASSETS
Current
Cash and cash equivalents	92,069	206,762
Restricted cash – current (note 15a)	11,888	8,358
Accounts receivable, including non-trade of $25,247 (2020 – $5,411)	45,505	7,631
Prepaid expenses	14,950	9,259
Vessel held for sale (note 19a)	9,813	—
Current portion of derivative assets (note 13)	672	—
Current portion of net investments in direct financing leases, net (notes 3b and 6)	14,860	13,969
Current portion of advances to equity-accounted joint ventures, net (notes 3b and 7)	17,500	10,991
Advances to affiliates (note 12b)	4,153	4,924
Other current assets	6,033	237
Total current assets	217,443	262,131
Restricted cash – long-term (note 15a)	38,100	42,823
Vessels and equipment
At cost, less accumulated depreciation of $801,725 (2020 – $744,258)	1,186,968	1,220,355
Vessels related to finance leases, at cost, less accumulated depreciation of $206,161 (2020 – $157,386) (note 5a)	1,637,815	1,654,814
Operating lease right-of-use assets (note 5b)	6,747	20,750
Total vessels and equipment	2,831,530	2,895,919
Investments in and advances to equity-accounted joint ventures, net (notes 3b and 7)	1,136,374	1,056,792
Net investments in direct financing leases, net (notes 3b and 6)	480,508	500,101
Other assets	26,710	22,382
Derivative assets (note 13)	7,425	4,505
Intangible assets, net (note 8)	25,654	34,510
Goodwill (note 8)	34,841	34,841
Total assets	4,798,585	4,854,004
LIABILITIES AND EQUITY
Current
Accounts payable	10,197	4,883
Accrued liabilities (notes 9, 13 and 18)	71,864	81,706
Unearned revenue (note 6)	19,973	30,254
Current portion of long-term debt (note 10)	156,064	250,508
Current obligations related to finance leases (note 5a)	73,953	71,932
Current portion of operating lease liabilities (note 5b)	6,747	14,003
Current portion of derivative liabilities (note 13)	15,581	56,925
Advances from affiliates (note 12b)	12,426	11,047
Total current liabilities	366,805	521,258
Long-term debt (note 10)	1,223,578	1,221,705
Long-term obligations related to finance leases (note 5a)	1,195,037	1,268,990
Long-term operating lease liabilities (note 5b)	—	6,747
Other long-term liabilities (notes 3b, 7a and 14c)	60,853	56,063
Derivative liabilities (note 13)	23,289	32,971
Total liabilities	2,869,562	3,107,734
Commitments and contingencies (notes 5, 7, 10, 13 and 14)
Equity
Limited partners - common units (Unlimited units authorized; 87.0 million units issued and outstanding at December 31, 2021 and 2020, respectively)	1,583,229	1,465,408
Limited partners - preferred units (11.9 million units authorized; 11.8 million units issued and outstanding at December 31, 2021 and 2020)	285,159	285,159
General partner	48,286	46,182
Accumulated other comprehensive loss	(53,163)	(103,836)
Partners' equity	1,863,511	1,692,913
Non-controlling interest	65,512	53,357
Total equity	1,929,023	1,746,270
Total liabilities and total equity	4,798,585	4,854,004
The accompanying notes are an integral part of the consolidated financial statements

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 2)
(in thousands of U.S. Dollars)

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	255,548	97,312	164,604
Non-cash and non-operating items:
Unrealized (gain) loss on non-designated derivative instruments (note 13)	(42,652)	16,467	3,133
Depreciation and amortization	130,810	129,752	136,765
Write-down and (gain) on sales of vessels (notes 6, 8 and 19)	—	51,000	(13,564)
Unrealized foreign currency exchange (gain) loss including the effect of settlement upon maturity or termination of cross currency swaps (note 13)	(16,656)	16,194	2,805
Equity income, net of distributions received and return of capital $50,122 (2020 – $71,758 and 2019 – $40,303)	(65,277)	(475)	(18,516)
Amortization of deferred financing issuance costs included in interest expense	5,245	5,788	8,135
Change in unrealized credit loss provisions included in other expense (note 3b)	2,817	16,075	—
Other non-cash items	6,578	7,161	7,634
Change in operating assets and liabilities (note 15b)	(77,555)	274,231	7,933
Net operating cash flow	198,858	613,505	298,929

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	669,691	604,050	186,566
Scheduled repayments of long-term debt and settlement of related swaps (note 13)	(353,141)	(256,085)	(132,627)
Prepayments of long-term debt	(391,543)	(752,061)	(188,787)
Financing issuance costs	(9,728)	(5,111)	(1,149)
Proceeds from financing related to sales and leaseback of vessels	—	—	317,806
Scheduled repayments of obligations related to finance leases	(71,932)	(69,982)	(71,726)
Extinguishment of obligations related to finance leases	—	—	(111,617)
Repurchase of common units (note 16)	—	(15,635)	(25,728)
Cash distributions paid	(124,195)	(104,397)	(82,379)
Dividends paid to non-controlling interest	(2,923)	(5,940)	(90)
Acquisition of non-controlling interest in certain of the Company's subsidiaries (note 12d)	—	(2,219)	—
Net financing cash flow	(283,771)	(607,380)	(109,731)

INVESTING ACTIVITIES
Expenditures for vessels and equipment, net of warranty settlement	(41,973)	(10,482)	(97,895)
Capital contributions and advances to equity-accounted joint ventures	—	(991)	(72,391)
Proceeds from repayments of advances to equity-accounted joint ventures	11,000	10,000	—
Proceeds from sales of vessels (note 19b)	—	—	11,515
Net investing cash flow	(30,973)	(1,473)	(158,771)

Increase in cash, cash equivalents and restricted cash	(115,886)	4,652	30,427
Cash, cash equivalents and restricted cash, beginning of the year	257,943	253,291	222,864
Cash, cash equivalents and restricted cash, end of the year	142,057	257,943	253,291
Supplemental cash flow information (note 15)
The accompanying notes are an integral part of the consolidated financial statements.

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY (notes 1 and 2)
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners
	Common Units	Common Units	Preferred Units	Preferred Units	General Partner		Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total
	#	$	#	$	$		$	$	$
Balance as at December 31, 2018	79,361	1,496,107	11,800	285,159	49,271		2,717	49,343	1,882,597
Net income	—	124,546	—	25,702	2,542		—	11,814	164,604
Other comprehensive loss	—	—	—	—	—		(55,198)	(2,242)	(57,440)
Distributions declared:
Common units ($0.71 per unit)	—	(55,543)	—	—	(1,134)		—	—	(56,677)
Preferred units Series A ($2.25 per unit)	—	—	—	(11,250)	—		—	—	(11,250)
Preferred units Series B ($2.13 per unit)	—	—	—	(14,452)	—		—	—	(14,452)
Dividends paid to non-controlling interest	—	—	—	—	—		—	(90)	(90)
Change in accounting policy	—	1,777	—	—	37	\	(4,831)	—	(3,017)
Equity based compensation, net of withholding tax of $0.5 million	83	1,087	—	—	22		—	—	1,109
Acquisition of non-controlling interest in certain of the Company's subsidiaries (note 12d)	—	838	—	—	17		—	(3,536)	(2,681)
Repurchase of common units (note 16)	(1,934)	(25,214)	—	—	(514)		—	—	(25,728)
Balance as at December 31, 2019	77,510	1,543,598	11,800	285,159	50,241		(57,312)	55,289	1,876,975
Net income	—	60,632	—	25,702	1,023		—	9,955	97,312
Other comprehensive loss	—	—	—	—	—		(46,524)	(2,544)	(49,068)
Distributions declared:
Common units ($0.94 per unit)	—	(77,228)	—	—	(1,467)		—	—	(78,695)
Preferred units Series A ($2.25 per unit)	—	—	—	(11,249)	—		—	—	(11,249)
Preferred units Series B ($2.13 per unit)	—	—	—	(14,453)	—		—	—	(14,453)
Dividends paid to non-controlling interest	—	—	—	—	—		—	(5,940)	(5,940)
Change in accounting policy (note 2)	—	(50,839)	—	—	(1,037)		—	(3,224)	(55,100)
Equity based compensation, net of withholding tax of $0.4 million	64	1,630	—	—	31		—	—	1,661
Other (note 12d)	—	629	—	—	12		—	(179)	462
Issuance of common units (notes 12e and 16)	10,750	2,308	—	—	(2,308)		—	—	—
Repurchase of common units (note 16)	(1,373)	(15,322)	—	—	(313)		—	—	(15,635)
Balance as at December 31, 2020	86,951	1,465,408	11,800	285,159	46,182		(103,836)	53,357	1,746,270
Net income	—	213,138	—	25,702	3,808		—	12,900	255,548
Other comprehensive income	—	—	—	—	—		50,673	2,178	52,851
Distributions declared:
Common units ($1.11 per unit)	—	(96,763)	—	—	(1,730)		—	—	(98,493)
Preferred units Series A ($2.25 per unit)	—	—	—	(11,249)	—		—	—	(11,249)
Preferred units Series B ($2.13 per unit)	—	—	—	(14,453)	—		—	—	(14,453)
Dividends paid to non-controlling interest	—	—	—	—	—		—	(2,923)	(2,923)
Equity based compensation, net of withholding tax of $0.5 million	59	1,446	—	—	26		—	—	1,472
Balance as at December 31, 2021	87,010	1,583,229	11,800	285,159	48,286		(53,163)	65,512	1,929,023
The accompanying notes are an integral part of the consolidated financial statements.

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

1.Summary of Significant Accounting Policies
Basis of presentation
Effective February 25, 2022, Teekay LNG Partners L.P. (or the Partnership) legally changed its name to Seapeak LLC and converted from a limited partnership formed under the laws of the Republic of the Marshall Islands into a limited liability company formed under the laws of the Republic of the Marshall Islands (or the Conversion). The Conversion is deemed a continuation of the existence of the Partnership in the form of Seapeak LLC, as a Marshall Islands limited liability company, with the existence of Seapeak LLC deemed to have commenced on the date the Partnership commenced its existence. Upon the Conversion, all of the rights, privileges and powers of the Partnership, and all property of and all property and debts due to the Partnership, became vested in Seapeak LLC and the property of Seapeak LLC (as described in Note 20b).

These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Seapeak LLC, which is a limited liability company formed under the laws of the Republic of The Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities (or VIEs) of which it is the primary beneficiary (see Note 5a) (collectively, the Company, which also refers to Seapeak LLC when it was previously Teekay LNG Partners L.P.).

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. Significant intercompany balances and transactions have been eliminated upon consolidation.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. While the Company has experienced some logistical challenges across its fleet due to COVID-19, the Company has not yet experienced any material negative financial impacts to its results of operations or financial position for the periods covered by these consolidated financial statements as a result of COVID-19, other than the COVID-19 global pandemic being a contributing factor to the write-down of the Company's seven multi-gas vessels during the year ended December 31, 2020 as described in Note 19a. Given the dynamic nature of the COVID-19 global pandemic, the full extent to which the COVID-19 global pandemic may have material direct or indirect impact on the Company's business and the related financial reporting implications cannot be reasonably estimated at this time, although it could materially affect the business, results of operations and financial condition in the future.

Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Company is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in foreign currency exchange gain (loss) in the accompanying consolidated statements of income.

Revenues

The Company’s time charters and voyage charters include both a lease component, consisting of the lease of the vessel, and a non-lease component, consisting of the operation of the vessel for the customer. The Company has elected to not separate the non-lease component from the lease component for all such charters, where the lease component is classified as an operating lease, and to account for the combined component as an operating lease. The Company’s time-charter contracts accounted for as direct financing leases and sales-type leases contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Company has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Company estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Company calculates a rate excluding the operating component based on a market time-charter rate from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component.
Time charters

Revenues from time charters accounted for as operating leases are recognized by the Company on a straight-line basis daily over the term of the charter. If collectibility of the time-charter hire receipts from time charters accounted for as operating leases is not probable, revenue that would have otherwise been recognized is limited to the amount collected from the charterer.

Upon commencement of a time charter accounted for as a sales-type lease or a direct financing lease, the carrying value of the vessel is derecognized and the net investment in the lease is recognized, based on the fair value of the vessel. For direct financing leases and sales-type leases, the lease element of time-charter hire receipts is allocated to the lease receivable and voyage revenues over the term of the lease using the effective interest rate method. The non-lease element of time-charter hire receipts is recognized by the Company on a straight-line basis daily over the term of the charter. Drydock cost reimbursements allocable to the non-lease element of a time-charter are recognized on a straight-line basis over the period between the previous scheduled drydock and the next scheduled drydock. In addition, if collectibility of non-lease receipts of charter payments from charterers is not probable, any such receipts are recognized as a liability unless the receipts are non-refundable and either the time-charter contract has been terminated or the Company has no remaining performance obligations. For time-charter contracts where the charterer is responsible for the operation of the vessel, the Company offsets any vessel operating expenses it incurs against reimbursements from the charterer.

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
The Company does not recognize revenues during days that the vessel is off-hire. When the time-charter contains a profit-sharing agreement, drydock cost reimbursements for time charters accounted for as operating leases (see Note 2), or other variable consideration, the Company recognizes this revenue in the period in which the changes in facts and circumstances on which the variable charter hire payments are based occur.

Voyage charters

Revenues from voyage charters are recognized on a proportionate performance method. The Company uses a discharge-to-discharge basis in determining proportionate performance for all spot voyages that contain a lease and a load-to-discharge basis in determining proportionate performance for all spot voyages that do not contain a lease. The Company does not begin recognizing revenue until a charter has been agreed to by the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheets reflect, in other current assets, the accrued portion of revenues for those voyages that commence prior to balance sheet date and complete after the balance sheet date.

Bareboat charters

Revenues from bareboat charters accounted for as operating leases are recognized by the Company on a straight-line basis daily over the term of the charter. If collectibility of the bareboat hire receipts from bareboat charters accounted for as operating leases is not probable, revenue that would have otherwise been recognized is limited to the amount collected from the charterer.

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

Operating expenses

Voyage expenses include all expenses unique to a particular voyage, including fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The Company, as shipowner, pays voyage expenses under voyage charters. The Company’s customers pay voyage expenses under time charters, except when the vessel is off-hire during the term of a time-charter, in which case the Company pays voyage expenses.

Vessel operating expenses include crewing, ship management services, repairs and maintenance, insurance, stores, lube oils and communication expenses.

Voyage expenses and vessel operating expenses are recognized when incurred except when the Company incurs pre-operational costs related to the repositioning of a vessel (i) that relates directly to a specific customer contract, (ii) that generates or enhances resources of the Company that will be used in satisfying performance obligations in the future; and (iii) where such costs are expected to be recovered via the customer contract. In this case, such costs are deferred and amortized over the duration of the customer contract.

Cash and cash equivalents

The Company classifies all highly liquid investments with an original maturity date of three months or less as cash and cash equivalents.

Restricted cash

The Company maintains restricted cash deposits relating to certain term loans, collateral for derivatives, project tenders, leasing arrangements, amounts received from charterers to be used only for dry-docking expenditures and emergency repairs and other obligations.

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
The Company’s advances to equity-accounted joint ventures and any other investments in loan receivables are recorded at cost.

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standards required to properly service the Company’s customers are capitalized.

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for conventional tankers, 30 years for liquefied petroleum gas (or LPG) carriers and 35 years for liquefied natural gas (or LNG) carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years, 30 years, or 35 years, respectively. Depreciation of vessels and equipment, excluding amortization of dry-docking expenditures, for the years ended December 31, 2021, 2020 and 2019 aggregated to $106.4 million, $107.1 million and $115.1 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as finance leases.

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

Generally, the Company dry docks each of its vessels every 2.5 years to 5 years. The Company capitalizes certain costs incurred during dry docking and amortizes those costs on a straight-line basis from the completion of a dry docking to the estimated completion of the next dry docking. The Company includes in capitalized dry docking those costs incurred as part of the dry docking to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during dry docking.

The following table summarizes the change in the Company’s capitalized dry-docking costs from January 1, 2019 to December 31, 2021:

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Balance at January 1,	31,239	38,764	40,365
Cost incurred for dry docking	36,060	6,968	11,000
Transfer to vessel held for sale and write-down of vessels	(896)	(766)	—
Dry-dock amortization	(15,383)	(13,727)	(12,601)
Balance at December 31,	51,020	31,239	38,764

Vessels and equipment that are intended to be held and used in the Company's business are assessed for impairment when events or circumstances indicate the carrying value of the asset may not be recoverable. If the asset’s net carrying value exceeds the estimated net undiscounted cash flows expected to be generated over its remaining useful life and the fair value of the asset is less than its carrying value, the carrying value of the asset is reduced to its estimated fair value. The estimated fair value for the Company’s impaired vessels is determined using discounted cash flows or appraised values. In cases where an active second-hand sale and purchase market does not exist, or in certain other cases, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second-hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is based on second-hand sale and purchase data, and other information provided by third parties.

Vessels and equipment that are "held for sale" are measured at the lower of their carrying value or fair value less costs to sell and are not depreciated while classified as held for sale. Interest and other expenses and related liabilities attributable to vessels and equipment classified as held for sale continue to be recognized as incurred.

Equity-accounted joint ventures

The Company’s investments in certain joint ventures, in which the Company does not control the entity but has the ability to exercise significant influence over the operating and financial policies of the entity, are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of comprehensive earnings or losses and distributions. The Company evaluates its equity-accounted joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If an equity-accounted investment is impaired and if the estimated fair value is less than its carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s consolidated statements of income. The Company’s maximum exposure to loss is the amount it has invested in and advanced to its equity-accounted joint ventures, and the Company's proportionate share of the long-term debt and interest rate swaps that it has guaranteed within its equity-accounted joint ventures.

Debt issuance costs

Debt issuance costs related to a recognized debt liability, including fees, commissions and legal expenses, are deferred and presented as a direct reduction from the carrying amount of that debt liability and amortized on an effective interest rate method over the term of the relevant loan. Debt issuance costs that are not attributable to a specific debt liability or where the debt issuance costs exceed the carrying value of the related debt liability (primarily undrawn revolving credit facilities) are deferred and presented as other non-current assets in the Company's consolidated balance sheets. Amortization of debt issuance costs is included in interest expense in the Company’s consolidated statements of income.

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

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
Goodwill and intangible assets

Goodwill is not amortized but is reviewed for impairment at the reporting unit level on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. A reporting unit is a component of the Company that constitutes a business for which discrete financial information is available and regularly reviewed by management. When goodwill is reviewed for impairment, the Company may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Company may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Goodwill impairment is measured as the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying value of goodwill.

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

Lease obligations and right-of-use assets

As of the lease commencement date, the Company recognizes a liability for its lease obligation, initially measured at the present value of lease payments not yet paid, and an asset for its right to use the underlying asset, initially measured equal to the lease liability and adjusted for lease payments made at or before lease commencement, lease incentives, and any initial direct costs. The initial recognition of the lease obligation and right-of-use asset excludes short-term leases for the Company’s vessels and office leases. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset that the lessee is deemed reasonably certain to exercise. The initial recognition of this lease obligation and right-of-use asset excludes variable lease payments that are based on the usage or performance of the underlying asset and the portion of payments related to non-lease elements of vessel charters.
The Company uses the effective interest rate method to subsequently account for the lease liability, whereby interest is recognized in interest expense in the Company’s consolidated statements of income. For those leases classified as operating leases, lease interest and right-of-use asset amortization in aggregate result in a straight-line expense profile that is presented in time-charter hire expense for vessels and general and administrative expense for office leases, unless the right-of-use asset becomes impaired. For those leases classified as finance leases, the right-of-use asset is amortized on a straight-line basis over the remaining life of the vessel, with such amortization included in depreciation and amortization in the Company’s consolidated statements of income. Variable lease payments that are based on the usage or performance of the underlying asset are recognized as an expense when incurred, unless achievement of a specified target triggers the lease payment, in which case an expense is recognized in the period when achievement of the target is considered probable.
The Company recognizes the expense from short-term leases and any non-lease components of vessels time-chartered from other owners, on a straight-line basis over the firm period of the charters. The expense is included in time-charter hire expense for vessel charters and general and administrative expenses for office leases.
The Company has determined its time-charter-in contract contains both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Company has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Company estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Company calculates a rate excluding the operating component based on market time-charter rate information from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component. The discount rate of the lease is determined using the Company’s incremental borrowing rate, which is based on the fixed interest rate the Company could obtain when entering into a secured loan facility with similar terms.
The right-of-use asset is assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the right-of-use asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the right-of-use asset is reduced to its estimated fair value. The estimated fair value for the Company's impaired right-of-use assets from vessel in-charters is determined using a discounted cash flow approach to estimate the fair value. Subsequent to an impairment, a right-of-use asset related to an operating lease is amortized on a straight-line basis over its remaining life.
Vessels sold and leased back by the Company, where the Company has a fixed price repurchase obligation or other situations where the leaseback would be classified as a finance lease, are accounted for as a failed sale of the vessel. The Company does not derecognize the vessel sold and continues to depreciate the vessel as if it was the legal owner. Proceeds received from the sale of the vessel are recognized as an obligation related to finance lease and bareboat charter hire payments made by the Company to the lessor are allocated between interest expense and principal repayments on the obligation related to finance lease.
Credit losses
The Company utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for net investments in direct financing and sales-type leases, loans to equity-accounted joint ventures, guarantees of secured loan facilities of equity-accounted joint ventures, non-operating lease accounts receivables, contracts assets and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. The Company discontinues accrual of interest on financial assets if collection of required payments is no longer probable, and in those situations, recognizes payments received on non-accrual assets on a cash basis method, until collection of required payments becomes probable. The Company considers a financial asset to be past due when payment is not made with 30 days of it being owed, assuming there is no dispute or other uncertainty regarding the amount owing.

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
Expected credit loss provisions are presented on the consolidated balance sheets as a reduction to the carrying value of the related financial asset and as an other long-term liability for expected credit loss provisions that relate to guarantees of secured loan facilities of equity-accounted joint ventures. Changes in expected credit loss provisions are presented within other expense in the Company's consolidated statements of income.
Prior to the adoption of Accounting Standards Update ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13) on January 1, 2020, the Company recognized an allowance for doubtful accounts receivable consisting of the Company's best estimate of the amount of probable credit losses in existing accounts receivable based on historical write-off experience and customer economic data. The Company reviewed the allowance for doubtful accounts regularly and past due balances were reviewed for collectibility. Account balances were charged against the allowance when the Company believed that the receivable would not be recovered. In addition, the Company analyzed its loans for collectibility during each reporting period. A loan loss provision was recognized, based on prevailing information and events, if it was probable that the Company would be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Company considered in determining if a loan loss provision was required include, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor (when available), any information provided by the debtor regarding its ability to repay the loan, and the fair value of the underlying collateral. When a loan loss provision was recognized, the Company measured the amount of the loss provision based on the present value of expected future cash flows discounted at the loan's effective interest rate and recognized the resulting loss in the consolidated statements of income. The carrying value of the loan was adjusted each subsequent period to reflect any changes in the present value of the expected future cash flows.
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

When a derivative is designated as a cash flow hedge, the Company formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness are recognized immediately in earnings. The Company does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or no longer probable of occurring.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income (loss) in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item (e.g. interest expense) in the Company’s consolidated statements of income. If a cash flow hedge is terminated or dedesignated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the Company’s consolidated statements of income. If the hedged items are no longer probable of occurring, amounts recognized in total equity are immediately transferred to the earnings line item in the Company’s consolidated statements of income.

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps and the Company's agreement with Teekay Corporation (or Teekay) for the Suezmax tanker the Toledo Spirit (which was sold in January 2019) are recorded in realized and unrealized gain (loss) on non-designated derivative instruments in the Company’s consolidated statements of income. Gains and losses from the Company’s cross currency swaps are recorded in foreign currency exchange gain (loss) in the Company’s consolidated statements of income.

Unit-based compensation

Prior to the effective time of the Merger (as defined in Note 20a) on January 13, 2022, the Company granted restricted unit awards as incentive-based compensation under the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan to certain of the Company’s employees and to certain employees of Teekay’s subsidiaries that provided services to the Company and its subsidiaries. The Company measured the cost of such awards using the grant date fair value of the award and recognized that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consisted of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient became eligible for retirement. For unit-based compensation awards subject to graded vesting, the Company calculated the value of the award as if it was one single award with one expected life and amortized the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company’s unit-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of income.

Income taxes

The Company accounts for income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the consolidated financial statement basis and the tax basis of the Company’s assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is more-likely-than-not that some or all of the benefit from the deferred tax asset will not be realized.

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
The Company recognizes the tax benefits of uncertain tax positions only if it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the Company’s consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the Company’s consolidated statements of income.

Guarantees

Guarantees issued by the Company, excluding those that are guaranteeing its own performance, are recognized at fair value at the time the guarantees are issued and are presented in the Company’s consolidated balance sheets as other long-term liabilities. The liability recognized on issuance is amortized to other income on the Company’s consolidated statements of income over the term of the guarantee. If it becomes probable that the Company will have to perform under a guarantee, the Company will recognize an additional liability if the amount of the loss can be reasonably estimated.
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

The Company adopted this update on January 1, 2020 with a modified-retrospective approach, whereby a cumulative-effect adjustment was made to reduce partner's equity on January 1, 2020 without any retroactive application to prior periods. The Company's net investments in direct financing and sales-type leases, advances to equity-accounted joint ventures, guarantees of indebtedness of equity-accounted joint ventures, contracts assets and other receivables, and receivables related to non-operating lease revenue arrangements are subject to ASU 2016-13. On adoption, the Company decreased the carrying value of partners' equity by $51.9 million, investments in and advances to equity-accounted joint ventures by $40.0 million, net investments in direct financing and sales-type leases by $15.1 million and non-controlling interest by $3.2 million, and increased its other assets and other long-term liabilities by $1.4 million and $1.4 million, respectively. The cumulative adjustment recorded on initial adoption of this update does not reflect an increase in credit risk exposure to the Company compared to previous periods presented.

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes (or ASU 2019-12), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The Company adopted this update on January 1, 2021. The adoption did not have an impact on the Company's consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04 - Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (or ASU 2020-04). This ASU provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or LIBOR). This ASU applies only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. This ASU is effective through December 31, 2022. The Company does not expect that adoption of ASU 2020-04 will have a material impact on the Company.

In July 2021, the FASB issued ASU 2021-05 - Leases (Topic 842) Lessors — Certain Leases with Variable Lease Payments (or ASU 2021-05). Pursuant to ASU 2021-05, lessors should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if, without reference to ASU 2012-05, the lease would have been classified as a sales-type lease or a direct financing lease and a day-one loss would have been recognized. On January 1, 2022, the Company adopted ASU 2021-05 prospectively to leases that commence or are modified on or after January 1, 2022. The Company does not expect that adoption of ASU 2021-05 will impact its accounting of leases that commence or are modified on or after January 1, 2022.
3.Fair Value Measurements and Financial Instruments
a) Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the Company’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Interest rate swap agreements and cross currency swap agreements – The fair value of these derivative instruments of the Company is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Company and the derivative counterparties. The estimated amount is the present value of future cash flows. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. The Company's interest rate swap agreements do not require the Company to provide cash collateral to these institutions; however, cash collateral may be required by certain institutions on some of the Company's cross currency swap agreements and as at December 31, 2021, the Company had pledged $2.9 million cash as collateral (December 31, 2020 – $3.8 million), which has been recorded as restricted cash – current and long-term on the Company's consolidated balance sheets. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term. Minor changes to

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
the forward interest curves and forward foreign exchange rates used as inputs to the valuations may have a significant effect on the fair value of these derivative instruments.

Long-term debt – The fair values of the Company’s fixed-rate and variable-rate long-term debt are either based on quoted market prices or estimated by the Company using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

Long-term obligations related to finance leases – The fair values of the Company's long-term obligations related to finance leases are estimated by the Company using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

The Company categorizes the fair value estimates by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.Observable inputs such as quoted prices in active markets;
Level 2.Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at a fair value on a recurring basis.

		December 31, 2021		December 31, 2020
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash (note 15a)	Level 1	142,057	142,057	257,943	257,943
Derivative instruments (note 13)
Interest rate swap agreements – assets	Level 2	3,896	3,896	—	—
Interest rate swap agreements – liabilities	Level 2	(26,802)	(26,802)	(75,468)	(75,468)
Cross currency swap agreements – assets	Level 2	4,201	4,201	—	—
Cross currency swap agreements – liabilities	Level 2	(14,654)	(14,654)	(20,022)	(20,022)
Non-recurring:
Vessel held for sale (note 19a)	Level 2	9,813	9,813	—	—
Equity-accounted joint ventures (note 7a)	Level 2	10,418	10,418	—	—
Vessels and equipment (note 19a)	Level 2	—	—	40,717	40,717
Other:
Loans to equity-accounted joint ventures (note 7)	(i)	105,641	(i)	116,632	(i)
Long-term debt – public (note 10)	Level 1	(317,860)	(325,873)	(352,260)	(359,581)
Long-term debt – non-public (note 10)	Level 2	(1,061,782)	(1,093,400)	(1,119,953)	(1,137,050)
Obligations related to finance leases (note 5a)	Level 2	(1,268,990)	(1,332,044)	(1,340,922)	(1,456,927)
(i)The advances to equity-accounted joint ventures together with the Company’s equity investments in the joint ventures form the net aggregate carrying value of the Company’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

b) Credit Losses
The Company's exposure to potential credit losses under ASC 326 includes its three direct financing leases, two of its loans to equity-accounted joint ventures and its guarantees of its proportionate share of secured loan facilities and finance leases of five of its equity-accounted joint ventures. In addition, the Company's exposure to potential credit losses within its equity-accounted joint ventures under ASC 326 primarily includes direct financing and sales-types leases for 18 LNG carriers within its 50/50 joint venture with China LNG Shipping (Holdings) Limited (or China LNG) (or the Yamal LNG Joint Venture); its joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd (or the Pan Union Joint Venture); its 40% ownership interest in Teekay Nakilat (III) Corporation (or the RasGas III Joint Venture); its 33% ownership interest in a joint venture with NYK Energy Transport (or NYK) and Mitsui & Co. Ltd. (or the Angola Joint Venture); and one floating storage unit (or FSU) and an LNG regasification terminal joint venture within Bahrain LNG W.L.L (or the Bahrain LNG Joint Venture) (see Note 7a).

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
The following table includes the amortized cost basis of the Company’s direct interests in financing receivables and net investment in direct financing leases by class of financing receivables and by period of origination and their associated credit quality.

	Amortized Cost Basis by Origination Year
	Credit Quality Grade (1)	2018	2016 and prior	Total
As at December 31, 2021		$	$	$
Direct financing leases
Tangguh Hiri and Tangguh Sago	Performing	—	319,799	319,799
Bahrain Spirit	Performing	209,569	—	209,569
		209,569	319,799	529,368
Loans to equity-accounted joint ventures
Exmar LPG Joint Venture	Performing	—	32,266	32,266
Bahrain LNG Joint Venture	Performing	—	73,375	73,375
		—	105,641	105,641
		209,569	425,440	635,009

	Amortized Cost Basis by Origination Year
	Credit Quality Grade (1)	2020	2018	2016 and prior	Total
As at December 31, 2020		$	$	$	$
Direct financing leases
Tangguh Hiri and Tangguh Sago	Performing	—	—	332,308	332,308
Bahrain Spirit	Performing	—	211,939	—	211,939
		—	211,939	332,308	544,247
Loans to equity-accounted joint ventures
Exmar LPG Joint Venture	Performing	—	—	42,266	42,266
Bahrain LNG Joint Venture	Performing	—	—	73,375	73,375
Other	Performing	991	—	—	991
		991	—	115,641	116,632
		991	211,939	447,949	660,879
(1)The Company's credit quality grades are based on internal risk credit ratings whereby a credit quality grade of performing is consistent with a low likelihood of loss. The Company assesses the credit quality of its direct financing leases and loan to the Company's 50/50 LPG-related joint venture with Exmar NV (or Exmar) (or the Exmar LPG Joint Venture) on whether there are no past due payments (30 days late), no concessions granted to the counterparties and whether the Company is aware of any other information that would indicate that there is a material increase of likelihood of loss. The same policy is applied by the equity-accounted joint ventures. The Company assesses the credit quality of its loan to the Bahrain LNG Joint Venture based on whether there are any past due payments from the Bahrain LNG Joint Venture’s primary customer, whether the Bahrain LNG Joint Venture has granted any concessions to its primary customer and whether the Company is aware of any other information that would indicate that there is a material increase of likelihood of loss. As at December 31, 2021 and 2020, all direct financing and sales-type leases held by the Company and the Company’s equity-accounted joint ventures had a credit quality grade of performing.
Changes in the Company's allowance for credit losses for the years ended December 31, 2021 and 2020 are as follows:

	Direct financing leases (1) $	Direct financing and sales-type leases and other within equity-accounted joint ventures (1) $	Loans to equity-accounted joint ventures (2) $	Guarantees of debt (3) $	Total $

As at January 1, 2020	15,055	36,292	3,714	2,139	57,200
Provision for (reversal of) potential credit losses	15,122	18,645	1,012	(59)	34,720
As at December 31, 2020	30,177	54,937	4,726	2,080	91,920
Provision for (reversal of) potential credit losses	3,823	3,363	(626)	(380)	6,180
As at December 31, 2021	34,000	58,300	4,100	1,700	98,100
(1)The credit loss provision related to the lease receivable component of the net investment in direct financing and sales-type leases is based on an internal historical loss rate, as adjusted when asset specific risk characteristics of the existing lease receivables at the reporting date are not consistent

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
with those used to measure the internal historical loss rate and as further adjusted when management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. During the years ended December 31, 2021 and 2020, two LNG project counterparties maintained investment grade credit ratings. As such, the internal historical loss rate used to determine the credit loss provision at January 1, 2020, December 31, 2020 and December 31, 2021 was adjusted downwards to reflect a lower risk profile for these two LNG projects at such dates compared to the average LNG project used to determine the internal historical loss rate. In addition, the internal historical loss rate was adjusted upwards for (a) one LNG project to reflect a lower credit rating for the counterparty, including consideration of the critical infrastructure nature of LNG production, and (b) a second LNG project to reflect a larger potential risk of loss upon potential default as the vessels servicing this project have fewer opportunities for redeployment compared to the Company’s other LNG carriers. The credit loss provision for the residual value component is based on a reversion methodology whereby the current estimated fair value of the vessel as depreciated to the end of the charter contract is compared to the expected carrying value, with such potential gain or loss on maturity being included in the credit loss provision in increasing magnitude on a straight-line basis the closer the contract is to its maturity. Risks related to the net investments in direct financing and sales-type leases consist of risks related to the underlying LNG projects and demand for LNG carriers at the end of the time-charter contracts.
The change in credit loss provision of $3.8 million for the Company's consolidated vessels for the year ended December 31, 2021 (2020 - $15.1 million) was included in other expense in the Company's consolidated statements of income. The change in credit loss provision for the year ended December 31, 2021 primarily reflects a decline in the estimated charter-free valuations for certain types of its LNG carriers at the end of their time-charter contract which are accounted for as direct financing leases. These estimated future charter-free values are subject to change based on the underlying LNG shipping market fundamentals.
The change in credit loss provision of $3.4 million for the year ended December 31, 2021 (2020 - $18.6 million) relating to the direct financing and sales-type leases and other within the Company's equity-accounted joint ventures was included in equity income in the Company's consolidated statements of income. The change in credit loss provision for the year ended December 31, 2021 primarily reflects a decline in the estimated charter-free valuations for certain types of LNG carriers at the end of their time-charter contract which are accounted for as direct financing and sales-type leases.
The changes in the credit loss provision for the Company's consolidated vessels and the vessels within the Company's equity-accounted joint ventures for the year ended December 31, 2021 do not reflect any material change in expectations of the charterers' ability to make their time-charter hire payments as they come due compared to the beginning of the year.
(2)The determination of the credit loss provision for such loans is based on their expected duration and on an internal historical loss rate of the Company and its affiliates, as adjusted when asset specific risk characteristics of the existing loans at the reporting date are not consistent with those used to measure the internal historical loss rate and as further adjusted when management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. These two loans rank behind secured debt in each equity-accounted joint venture. As such, they are similar to equity in terms of risk. The Exmar LPG Joint Venture owns and charters-in LPG carriers with a primary focus on mid-size gas carriers. Their vessels trade on the spot market or short-term charters. Adverse changes in the spot market for mid-size LPG carriers, as well as operating costs for such vessels, may impact the ability of the Exmar LPG Joint Venture to repay its loan to the Company. The Bahrain LNG Joint Venture owns an LNG receiving and regasification terminal in Bahrain. The ability of Bahrain LNG Joint Venture to repay its loan to the Company is primarily dependent upon the Bahrain LNG Joint Venture’s customer, a company owned by the Kingdom of Bahrain, fulfilling its obligations under the 20-year agreement, as well as the Bahrain LNG Joint Venture’s ability to operate the terminal in accordance with the agreed upon operating criteria.
(3)The determination of the credit loss provision for such guarantees was based on a probability of default and loss given default methodology. In determining the overall estimated loss from default as a percentage of the outstanding guaranteed share of secured loan facilities and finance leases, the Company considers current and future operational performance of the vessels securing the loan facilities and finance leases and current and future expectations of the proceeds that could be received from the sale of the vessels securing the loan facilities and finance leases in comparison to the outstanding principal amount of the loan facilities and finance leases if the Company was required to fulfill its obligations under the guarantees. See Note 7d relating to the guarantees the Company provides for its equity-accounted joint ventures.

4.Segment Reporting

As at December 31, 2021 and 2020, the Company has two reportable segments, the LNG segment and the LPG segment. The Company’s LNG segment consists of LNG carriers which generally operate under long-term, fixed-rate charters to international energy companies. The Company's LPG segment consists of LPG and multi-gas carriers which generally operate under voyage charters or time-charters. As at December 31, 2021, the Company’s LNG segment consisted of 47 LNG carriers (including 25 LNG carriers included in joint ventures that are accounted for under the equity method) and one LNG receiving and regasification terminal in Bahrain. As at December 31, 2021, the Company's LPG segment consisted of 28 LPG/multi-gas carriers (including 21 LPG carriers included in a joint venture that is accounted for under the equity method). As at December 31, 2019, the Company had the following reportable segments: the LNG segment, the LPG segment and the conventional tanker segment. The Company sold its two remaining conventional tankers, the Toledo Spirit and the Alexander Spirit, in January and October 2019, respectively. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following table presents voyage revenues and percentage of consolidated voyage revenues for the Company’s customers who accounted for 10% or more of the Company's consolidated voyage revenues during any of the periods presented.

(U.S. Dollars in millions)	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Royal Dutch Shell Plc. (i) (ii)	$136.3 or 23%	$134.4 or 23%	$126.9 or 21%
Ras Laffan Liquefied Natural Gas Company Ltd. (i)	$69.9 or 12%	$71.5 or 12%	$71.1 or 12%
Naturgy Energy Group S.A. (i)	$64.9 or 11%	$65.3 or 11%	$65.6 or 11%
Cheniere Marketing International (i)	Less than 10%	$61.0 or 10%	$60.6 or 11%
(i)LNG segment.
(ii)Includes its subsidiaries Shell International Trading Middle East Ltd. and Shell Tankers (Singapore) Private Ltd.

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

The following tables include results for these segments for the years presented in these consolidated financial statements.

	Year Ended December 31, 2021
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Total $
Voyage revenues	550,496	47,335	597,831
Voyage expenses	(7,183)	(21,007)	(28,190)
Vessel operating expenses	(105,038)	(19,588)	(124,626)
Time-charter hire expenses	(23,487)	—	(23,487)
Depreciation and amortization	(123,786)	(7,024)	(130,810)
General and administrative expenses(i)	(37,668)	(3,372)	(41,040)
Restructuring charges	(2,958)	(265)	(3,223)
Income (loss) from vessel operations	250,376	(3,921)	246,455

Equity income	100,925	14,474	115,399
Investment in and advances to equity-accounted joint ventures, net	1,015,370	138,504	1,153,874
Expenditures for vessels and equipment	(44,011)	(1,161)	(45,172)
Expenditures for dry docking	(31,808)	(4,252)	(36,060)

	Year Ended December 31, 2020
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Total $
Voyage revenues	552,416	38,687	591,103
Voyage expenses	(3,009)	(14,385)	(17,394)
Vessel operating expenses	(98,572)	(17,824)	(116,396)
Time-charter hire expenses	(23,564)	—	(23,564)
Depreciation and amortization	(122,523)	(7,229)	(129,752)
General and administrative expenses(i)	(24,879)	(2,025)	(26,904)
Write-down of vessels	—	(51,000)	(51,000)
Income (loss) from vessel operations	279,869	(53,776)	226,093

Equity income (loss)	79,244	(7,011)	72,233
Investment in and advances to equity-accounted joint ventures, net	934,059	133,724	1,067,783
Expenditures for vessels and equipment	(12,382)	(1,093)	(13,475)
Expenditures for dry docking	(4,862)	(2,106)	(6,968)

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	Year Ended December 31, 2019
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	555,303	39,211	6,742	601,256
Voyage expenses	(4,493)	(16,563)	(331)	(21,387)
Vessel operating expenses	(90,954)	(17,888)	(2,743)	(111,585)
Time-charter hire expenses	(19,994)	—	—	(19,994)
Depreciation and amortization	(128,138)	(7,931)	(696)	(136,765)
General and administrative expenses(i)	(20,193)	(1,789)	(539)	(22,521)
Gain on sales and (write-down) of vessels	14,349	—	(785)	13,564
Restructuring charges	(400)	—	(2,915)	(3,315)
Income (loss) from vessel operations	305,480	(4,960)	(1,267)	299,253

Equity income (loss)	59,600	(781)	—	58,819
Expenditures for vessels and equipment	(101,052)	(1,538)	—	(102,590)
Expenditures for dry docking	(8,224)	(2,776)	—	(11,000)
(i)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources (Note 12a)).

A reconciliation of total segment assets presented in the Company's consolidated balance sheets is as follows:

	December 31, 2021 $	December 31, 2020 $
Total assets of the liquefied natural gas segment	4,449,598	4,395,336
Total assets of the liquefied petroleum gas segment	252,765	246,982
Unallocated:
Cash and cash equivalents	92,069	206,762
Advances to affiliates	4,153	4,924
Consolidated total assets	4,798,585	4,854,004
5.Chartered-in Vessels

a) Obligations related to Finance Leases

	December 31, 2021 $	December 31, 2020 $
Total obligations related to finance leases	1,268,990	1,340,922
Less current portion	(73,953)	(71,932)
Long-term obligations related to finance leases	1,195,037	1,268,990

As at December 31, 2021 and 2020, the Company was a party to finance leases on nine LNG carriers. These nine LNG carriers were sold by the Company to third parties (or Lessors) and leased back under 7.5 to 15-year bareboat charter contracts ending in 2026 through to 2034. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.1%. The bareboat charter contracts are presented as obligations related to finance leases on the Company's consolidated balance sheets and have purchase obligations at the end of the lease terms.

The Company consolidates seven of the nine Lessors for financial reporting purposes as VIEs. The Company understands that these vessels and lease operations are the only assets and operations of the Lessors. The Company operates the vessels during the lease term and, as a result, is considered to be, under GAAP, the Lessor's primary beneficiary. The sale and leaseback of two vessels are accounted for as failed sales. The Company is not considered as holding a variable interest in these buyer Lessor entities and thus, does not consolidate these entities.

The liabilities of the seven Lessors considered as VIEs are loans and are non-recourse to the Company. The amounts funded to the seven Lessors in order to purchase the vessels materially match the funding to be paid by the Company's subsidiaries under the sale-leaseback transactions. As a result, the amounts due by the Company's subsidiaries to the seven Lessors considered as VIEs have been included in obligations related to finance leases as representing the Lessors' loans.

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
During September 2019, the Company refinanced the Torben Spirit by acquiring the Torben Spirit from its original Lessor and then selling the vessel to another Lessor and leasing it back for a period of 7.5 years. The Company is required to purchase the vessel at the end of the lease term. As a result of this refinancing transaction, the Company recognized a loss of $1.4 million for the year ended December 31, 2019 on the extinguishment of the original finance lease which was included in other expense in the Company's consolidated statements of income.

The obligations of the Company under the bareboat charter contracts for the nine LNG carriers are guaranteed by the Company. In addition, the guarantee agreements require the Company to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at December 31, 2021, the Company was in compliance with all covenants in respect of the obligations related to its finance leases.

As at December 31, 2021, the remaining commitments related to the financial liabilities of these nine LNG carriers, including the amounts to be paid for the related purchase obligations, approximated $1.6 billion including imputed interest of $333.8 million repayable through 2034, as indicated below:

Year	Commitments as at December 31, 2021
2022	$136,959
2023	$135,459
2024	$132,011
2025	$129,725
2026	$305,457
Thereafter	$763,184

b) Operating Leases
The Company has chartered a vessel from its 52% owned LNG-related joint venture with Marubeni Corporation (or the MALT Joint Venture) on a time-charter-in contract, whereby the MALT Joint Venture provides use of the vessel to the Company and operates the vessel for the Company.

Under its time-charter-in contract with the MALT Joint Venture commencing in September 2018, which had an original term of two years and was further extended by 21 months to June 2022, the Company incurred time-charter hire expenses for the year ended December 31, 2021 of $23.5 million (2020 – $23.6 million, 2019 – $20.0 million), of which $14.5 million (2020 – $14.6 million, 2019 – $12.4 million) was allocable to the lease component and $9.0 million (2020 – $9.0 million, 2019 – $7.6 million) was allocable to the non-lease component. The lease component approximates the cash paid for the amounts included in operating lease liabilities and is reflected as a reduction in operating cash flows for the years ended December 31, 2021, 2020 and 2019. As at December 31, 2021, the remaining lease term and discount rate for the time-charter-in contract were 0.5 years and 4.6%, respectively.

A maturity analysis of the Company’s operating lease liabilities from its time-charter-in contract with the MALT Joint Venture as at December 31, 2021 is as follows:

	Lease Commitment	Non-Lease Commitment	Total Commitment
Year	$	$	$
Payments:
2022	6,832	4,218	11,050
Less imputed interest	(85)
Carrying value of current portion of operating lease liabilities	6,747
6. Revenue

The Company’s primary source of revenue is chartering its vessels to customers. The Company utilizes three primary forms of contracts, consisting of time-charter contracts, voyage charter contracts and bareboat charter contracts.

Time Charters

Pursuant to a time-charter contract, the Company charters a vessel to a customer for a fixed period of time, generally one year or more. The performance obligations of a time-charter contract, which include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. In addition, any expenses unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the customer, as long as the vessel is not off-hire. Hire is based on a fixed daily hire amount and is typically invoiced monthly in advance for time-charter contracts. However, certain sources of variability exist, including penalties, such as those that relate to periods the vessels are off-hire and where minimum speed and performance metrics are not met. In addition, certain time-charter contracts contain provisions allowing the Company to be compensated for increases in the Company's costs during the term of the charter. Such provisions may be in the form of annual hire rate adjustments for changes in inflation indices or interest rates or in the form of cost reimbursements for vessel operating expenditures or dry-docking expenditures. Finally, in a small number of charters, the

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
Company may earn a profit share consideration, which occurs when actual spot tanker rates earned by the vessel exceed certain thresholds for a period of time. The Company does not engage in any specific tactics to minimize residual value risk.

As at December 31, 2021, a substantial majority of the Company’s consolidated vessels operated under time-charter contracts with the Company’s customers. Such contracts are scheduled to expire between 2022 and 2039. Certain of these contracts result in situations whereby the customer will pay consideration up front for performance to be provided at a later date. The time-charter contracts for many of the Company's LNG carriers have options that permit the charterer to extend the contract for periods up to a total extension between three and 15 years. In addition, each of the Company's time-charter contracts are subject to certain termination and purchase provisions. As at December 31, 2021, the Company had $22.2 million of advanced payments recognized as contract liabilities (December 31, 2020 – $28.4 million) which are expected to be recognized as voyage revenues and are included in unearned revenue and other long-term liabilities on the Company's consolidated balance sheets. The Company recognized $26.5 million and $24.9 million of revenue for the years ended December 31, 2021 and 2020, respectively, that was recognized as a contract liability at the beginning of those years.

Voyage Charters

Voyage charters are charters for a specific voyage that are usually priced on a current or “spot” market rate. The performance obligations of a voyage charter contract, which typically include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the vessel owner. The Company’s voyage charters will normally contain a lease; however, judgment is necessary to determine this based upon the decision-making rights of the charterer under the contract. Consideration for such contracts is generally fixed, although certain sources of variability exist - for example, delays caused by the charterer result in additional consideration. Payment for the voyage is not due until the voyage is completed. The duration of a single voyage is typically less than three months. The Company does not engage in any specific tactics to minimize residual value risk due to the short-term nature of the contracts.

Bareboat Charters

Pursuant to a bareboat charter, the Company charters a vessel to a customer for a fixed period of time, generally one year or more, at rates that are generally fixed. However, the customer is responsible for operation and maintenance of the vessel with its own crew as well as any expenses that are unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. If the vessel goes off-hire due to a mechanical issue or any other reason, the monthly hire received by the Company is normally not impacted. The performance obligations of a bareboat charter, which include the lease of the vessel to the charterer, are satisfied over the duration of such contract, as measured using the time elapsed from commencement of the lease. Hire is typically invoiced monthly in advance for bareboat charters, based on a fixed daily hire amount.

Revenue Table

The following tables contain the Company's revenue for the year ended December 31, 2021, 2020 and 2019, by contract type and by segment.

	Year Ended December 31, 2021
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Total $
Time charters	540,379	11,356	551,735
Voyage charters	—	35,979	35,979
Management fees and other income	10,117	—	10,117
	550,496	47,335	597,831

	Year Ended December 31, 2020
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Total $
Time charters	543,408	—	543,408
Voyage charters	—	38,687	38,687
Management fees and other income	9,008	—	9,008
	552,416	38,687	591,103

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
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

The following table contains the Company’s total revenue for the years ended December 31, 2021, 2020 and 2019, by contracts or components of contracts accounted for as leases and those not accounted for as leases:

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Lease revenue
Lease revenue from lease payments of operating leases	508,932	505,029	516,772
Interest income on lease receivables	49,142	50,504	51,676
Variable lease payments – cost reimbursements(1)	5,755	5,398	4,635
	563,829	560,931	573,083
Non-lease revenue
Non-lease revenue – related to sales-type or direct financing leases	23,885	21,164	21,691
Management fees and other income	10,117	9,008	6,482
	34,002	30,172	28,173
Total	597,831	591,103	601,256
(1)Reimbursements for vessel operating expenditures and dry-docking expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer pursuant to charter contracts accounted for as operating leases.

Net Investments in Direct Financing and Sales-Type Leases

The two LNG carriers owned by Teekay BLT Corporation (or the Tangguh Joint Venture), in which the Company has a 70% ownership interest and which the Company consolidates, commenced their time-charter contracts with their charterers in 2009. Both time-charter contracts are accounted for as direct financing leases with 20-year terms. In addition, the 21-year charter contract for the Bahrain Spirit FSU commenced in September 2018 and is accounted for as a direct finance lease.

In 2013, the Company acquired two LNG carriers, the WilPride and WilForce from Norway-based Awilco LNG ASA (or Awilco) and chartered them back to Awilco on five-year and four-year fixed-rate bareboat charter contracts, respectively, with Awilco holding fixed-price purchase obligations at the end of the charter contracts. These charter contracts were subsequently extended to February 2020, with the ownership of both vessels transferring to Awilco at the end of this extension. In addition, in October 2019, Awilco obtained credit approval for a financing facility that would provide the funds necessary for Awilco to fulfill its purchase obligation of the two LNG carriers. As a result, both vessels were derecognized and sales-type lease receivables were recognized based on the remaining amounts owing to the Company, including the purchase obligations. The Company recognized a gain of $14.3 million upon derecognition of the vessels for the year ended December 31, 2019, which was included in (write-down) and gain on sales of vessels in the Company's consolidated statements of income. In January 2020, Awilco purchased both LNG carriers from the Company and paid the Company the associated purchase obligation, deferred hire amounts and interest on deferred hire amounts thereon, totaling $260.4 million relating to these two vessels.

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
The following table lists the components of the net investments in direct financing leases:

	December 31, 2021 $	December 31, 2020 $
Total lease payments to be received	703,214	767,202
Estimated unguaranteed residual value of leased properties	284,277	284,277
Initial direct costs	230	264
Less unearned revenue	(458,353)	(507,496)
Total net investments in direct financing leases	529,368	544,247
Less credit loss provision	(34,000)	(30,177)
Total net investments in direct financing leases, net	495,368	514,070
Less current portion	(14,860)	(13,969)
Net investments in direct financing leases, net	480,508	500,101

As at December 31, 2021, estimated lease payments to be received by the Company related to its direct financing leases in each of the next five succeeding fiscal years are approximately $64.2 million (2022), $64.0 million (2023), $64.3 million (2024), $64.2 million (2025), $64.2 million (2026) and an aggregate of $382.3 million thereafter. Two leases are expected to end in 2028 and the remaining lease is scheduled to end in 2039.
Operating Leases
As at December 31, 2021, the minimum scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $393.0 million (2022), $310.0 million (2023), $252.9 million (2024), $197.4 million (2025), and $135.4 million (2026). Minimum scheduled future rentals on operating lease contracts do not include rentals from vessels in the Company's equity-accounted joint ventures, rentals from unexercised option periods of contracts that existed on December 31, 2021, variable or contingent rentals, or rentals from contracts which were entered into or commenced after December 31, 2021. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.
The carrying amount of the Company's vessels which are employed on these charter contracts as at December 31, 2021, was $2.6 billion (December 31, 2020 – $2.8 billion). The cost and accumulated depreciation of these vessels employed on these charter contracts as at December 31, 2021 were $3.5 billion (December 31, 2020 – $3.7 billion) and $958.9 million (December 31, 2020 – $889.4 million), respectively.
7.Equity-Accounted Joint Ventures
a)A summary of the Company's investments in and advances to equity-accounted joint ventures are as follows:

		As at December 31, 2021		As at December 31,
Name	Ownership Percentage	# of Delivered Vessels	LNG Terminal	2021 $	2020 $
Angola Joint Venture (i)	33%	4	-	102,477	90,659
Bahrain LNG Joint Venture (ii)	30%	-	1	57,277	38,678
Excalibur Joint Venture (iii)	50%	1	-	10,418	35,871
Exmar LPG Joint Venture (iv)	50%	21	-	138,751	134,138
MALT Joint Venture (v)	52%	6	-	361,550	359,442
Pan Union Joint Venture (vi)	20%-30%	4	-	81,570	81,548
RasGas III Joint Venture (vii)	40%	4	-	109,866	97,721
Yamal LNG Joint Venture (viii)	50%	6	-	296,065	234,452
		46	1	1,157,974	1,072,509
Less credit loss provision				(4,100)	(4,726)
Total investments in and advances to equity-accounted joint ventures, net				1,153,874	1,067,783
Less current portion of advances to equity- accounted joint ventures, net				(17,500)	(10,991)
Investments in and advances to equity- accounted joint ventures, net				1,136,374	1,056,792
(i)Angola Joint Venture
As at December 31, 2021, the Company has a 33% ownership interest in the Angola Joint Venture that owns four 160,400-cubic meter LNG carriers (or the Angola LNG Carriers). The other partners of the Angola Joint Venture are NYK (33%) and Mitsui & Co. Ltd. (34%).

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
As at December 31, 2020, the Company had advanced $1.0 million to the Angola Joint Venture. These advances bore interest at LIBOR plus 1.0%. These amounts are included in the table above. These advances were repaid in full during the year ended December 31, 2021.
The Company has guaranteed its 33% share of the secured loan facilities and interest rate swaps of the Angola Joint Venture for which the aggregate principal amount of the secured loan facilities and fair value of the interest rate swaps as at December 31, 2021 was $181.6 million (December 31, 2020 – $203.4 million). As a result, the Company has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2021 was $0.2 million (December 31, 2020 – $0.3 million) and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.
(ii)Bahrain LNG Joint Venture
In December 2015, the Company (30%) entered into a joint venture agreement with National Oil & Gas Authority (30%), Gulf Investment Corporation (24%) and Samsung C&T (16%) to form the Bahrain LNG Joint Venture, for the development of an LNG receiving and regasification terminal in Bahrain. The LNG terminal includes an offshore LNG receiving jetty and breakwater, an adjacent regasification platform, subsea gas pipelines from the platform to shore, an onshore gas receiving facility, and an onshore nitrogen production facility with a total LNG terminal capacity of 800 million standard cubic feet per day and is owned and operated under a 20-year customer contract. In addition, the Company has supplied an FSU in connection with this terminal commencing in September 2018 through a 21-year time-charter contract with the Bahrain LNG Joint Venture.
As at December 31, 2021 and 2020, the Company had advanced $73.4 million to the Bahrain LNG Joint Venture. These advances bear interest at 6.0%. For the years ended December 31, 2021, 2020 and 2019, the interest earned on these loans amounted to $4.8 million, $4.6 million, and $2.8 million, respectively. For the years ended December 31, 2021 and 2020, the interest earned was included in interest income in the Company’s consolidated statements of income. For the year ended December 31, 2019, the interest earned was capitalized as part of investments in and advances to equity-accounted joint ventures in the Company's consolidated balance sheets up until November 30, 2019, after which date, it was included in interest income in the Company’s consolidated statements of income. As at December 31, 2021 and 2020, the interest receivable on these advances was $10.0 million and $5.1 million, respectively. These amounts are included in the table above.
(iii)Excalibur Joint Venture
As at December 31, 2021, the Company has a 50% ownership interest in an LNG-related joint venture with Exmar (or the Excalibur Joint Venture). The Company has guaranteed its ownership share of the secured loan facility of the Excalibur Joint Venture for which the principal amount of the secured loan facility as at December 31, 2021 was $8.8 million (December 31, 2020 – $15.9 million). As a result, the Company has recorded a guarantee liability. As at December 31, 2021, the carrying value of the guarantee liability was $nil (December 31, 2020 – $0.1 million).
During the year ended December 31, 2021, the Company recognized a $30.0 million write-down on its investment in the Excalibur Joint Venture. The write-down was recorded in equity income on the Company‘s consolidated statement of income for the year ended December 31, 2021. The Company‘s investment in the Excalibur Joint Venture is part of the Company‘s LNG segment and was written down to its estimated fair value. The recognition of this other-than-temporary impairment was the result of a change in expectation as to the possible sale of the Excalibur Joint Venture's only vessel. The estimated fair value of the Company’s investment in the Excalibur Joint Venture was primarily based upon the expected sales price of the Excalibur LNG carrier, combined with the Excalibur Joint Venture’s working capital and floating-rate debt, whose fair values approximated their carrying values.
On initial acquisition, the basis difference between the Company's investment and the carrying value of the Excalibur Joint Venture's net assets was substantially attributed to an increase to the carrying value of the vessel of the Excalibur Joint Venture in accordance with the finalized purchase price allocation and was subsequently reduced by the amount of the other-than-temporary impairment in 2021. At December 31, 2021, the unamortized amount of the basis difference was $(18.5) million (December 31, 2020 – $12.0 million).
(iv)Exmar LPG Joint Venture
As at December 31, 2021, the Company has a 50% ownership interest in the Exmar LPG Joint Venture. The Company has guaranteed its 50% share of secured loan facilities and four finance leases in the Exmar LPG Joint Venture for which the aggregate principal amount of the secured loan facilities and finance leases as at December 31, 2021 was $228.2 million (December 31, 2020 – $238.2 million). As a result, the Company has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2021 was $1.0 million (December 31, 2020 – $1.3 million) and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.
As at December 31, 2021, the Company had advanced $32.3 million (December 31, 2020 – $42.3 million) to the Exmar LPG Joint Venture, which bears interest at LIBOR plus 0.5% and has no fixed repayment terms. For the years ended December 31, 2021, 2020 and 2019, the interest earned on these loans amounted to $0.2 million, $0.8 million and $1.6 million and is included in interest income in the Company's consolidated statements of income. As at December 31, 2021 and 2020, the interest receivable on these advances was $nil .
On initial acquisition, the basis difference between the Company's investment and the carrying value of the Exmar LPG Joint Venture's net assets was substantially attributed to the value of the vessels and charter agreements of the Exmar LPG Joint Venture and goodwill in accordance with the finalized purchase price allocation. At December 31, 2021, the unamortized amount of the basis difference was $17.4 million (December 31, 2020 – $18.2 million).
(v)MALT Joint Venture
As at December 31, 2021, the Company has a 52% ownership in the MALT Joint Venture. Since control of the MALT Joint Venture is shared jointly between Marubeni and the Company, the Company accounts for its investment in the MALT Joint Venture using the equity method. The Company has guaranteed its 52% share of certain of the MALT Joint Venture's secured loan facilities and interest rate swaps, for which the principal amount of the secured loan facilities and fair value of the interest rate swaps as at December 31, 2021 was $123.1 million (December 31, 2020 – $134.6 million). As a result, the Company has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2021 and 2020 was $0.2 million and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.
(vi)Pan Union Joint Venture
As at December 31, 2021, the Company has a 30% ownership interest in two LNG carriers, the Pan Asia and the Pan Americas, and a 20% ownership interest in two LNG carriers, the Pan Europe and the Pan Africa, through its Pan Union Joint Venture.
On initial acquisition, the basis difference between the Company's investment and the carrying value of the Pan Union Joint Venture's net assets was substantially attributed to ship construction support agreements and the time-charter contracts. At December 31, 2021, the unamortized amount of the basis difference was $9.4 million (December 31, 2020 – $10.0 million).
(vii)RasGas III Joint Venture
As at December 31, 2021, the Company has a 40% ownership interest in the RasGas III Joint Venture, and the remaining 60% is held by Qatar Gas Transport Company Ltd.

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
(viii)Yamal LNG Joint Venture
As at December 31, 2021, the Company has a 50% ownership interest in the Yamal LNG Joint Venture, which has six icebreaker LNG carriers that carry out international transportation of LNG for a project located on the Yamal Peninsula in Northern Russia.
The Company has guaranteed its 50% share of a secured loan facility and interest rate swaps in the Yamal LNG Joint Venture for which the aggregate principal amount of the loan facility and fair value of the interest rate swaps as at December 31, 2021 was $736.7 million (December 31, 2020 – $807.7 million). As a result, the Company has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2021 was $1.5 million (December 31, 2020 – $2.2 million) and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.

b)The Angola Joint Venture, the Bahrain LNG Joint Venture, the RasGas III Joint Venture, and the Yamal LNG Joint Venture are considered VIEs; however, the Company is not the primary beneficiary and therefore, the Company has not consolidated these entities. The Company’s exposure to loss as a result of its investment in the Angola Joint Venture, the Bahrain LNG Joint Venture, the RasGas III Joint Venture, and the Yamal LNG Joint Venture is the amount it has invested in and advanced to these joint ventures, which are $102.5 million, $57.3 million, $109.9 million and $296.1 million, respectively, as at December 31, 2021. In addition, the Company provides an owner's guarantee in respect of the charters for the Angola Joint Venture, the RasGas III Joint Venture, and the Yamal LNG Joint Venture; and guarantees the credit facilities and interest rate swaps of the Angola Joint Venture and the Yamal LNG Joint Venture as described above.

c)The following table presents aggregated summarized financial information reflecting a 100% ownership interest in the Company’s equity method investments and excluding the impact from purchase price adjustments arising from the acquisition of Exmar LPG Joint Venture, the Excalibur Joint Venture and the Pan Union Joint Venture. The results include the Angola Joint Venture, the Bahrain LNG Joint Venture, the Excalibur Joint Venture, the Exmar LPG Joint Venture, the MALT Joint Venture, the Pan Union Joint Venture, the RasGas III Joint Venture and the Yamal LNG Joint Venture and the recognition of the 2021 other-than-temporary impairment of the Company's investment of the Excalibur Joint Venture.

	December 31, 2021 $	December 31, 2020 $
Cash and restricted cash – current	460,342	400,816
Other assets – current	208,029	180,673
Vessels and equipment, including vessels related to finance leases, operating lease right-of-use assets and advances on newbuilding contracts	1,825,562	1,912,776
Net investments in direct financing and sales-type leases – non-current	5,103,376	5,237,791
Other assets – non-current	255,270	216,331
Current portion of long-term debt, obligations related to finance leases, operating lease liabilities and advances from joint venture partners	611,180	582,767
Other liabilities – current	250,753	232,466
Long-term debt, obligations related to finance leases, operating lease liabilities and advances from joint venture partners	4,551,612	4,853,791
Other liabilities – non-current	220,454	350,057

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Voyage revenues	990,703	1,008,112	766,618
Income from vessel operations	572,985	584,685	400,326
Realized and unrealized gain (loss) on non-designated derivative instruments:
Bahrain LNG Joint Venture	22,376	(68,563)	(19,756)
Other equity-accounted joint ventures	4,367	(26,197)	(21,159)
Net income	342,068	152,144	130,314

d)As described in Note 7a, the Company guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for certain of its equity-accounted joint ventures. As at December 31, 2021, with the exception of debt service coverage ratio breaches for three of the vessels in the Angola Joint Venture, all of the Company's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that the Company guarantees. The Angola Joint Venture expects to obtain a waiver for the covenant requirements that were not met at December 31, 2021, with such waiver being valid until the next compliance test at June 30, 2022, similar to the waivers obtained in March 2021 and October 2021.

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
8.Intangible Assets and Goodwill
As at December 31, 2021 and 2020, intangible assets consisted of acquired time-charter contracts with a weighted-average amortization period of 20.7 years from the date of acquisition. The carrying amount of intangible assets for the Company’s liquefied natural gas segment is as follows:

	December 31, 2021 $	December 31, 2020 $
Gross carrying amount	179,813	179,813
Accumulated amortization	(154,159)	(145,303)
Net carrying amount	25,654	34,510

Amortization expense associated with intangible assets was $8.9 million per year for each of the years ended December 31, 2021, 2020 and 2019. Amortization expense associated with intangible assets in each of the next five succeeding fiscal years is expected to be approximately $8.4 million (2022), $6.2 million (2023), $4.5 million (2024), $1.5 million (2025), and $1.5 million (2026).
The Company's carrying amount of goodwill as at December 31, 2021 and 2020 is as follows:

	December 31, 2021 $	December 31, 2020 $
Liquefied natural gas segment	31,921	31,921
Liquefied petroleum gas segment	2,920	2,920
Total	34,841	34,841

The Company conducts an impairment review annually or more frequently if facts and circumstances suggest goodwill may be impaired. No impairment charge was recorded for the years ended December 31, 2021, 2020 and 2019.

9.Accrued Liabilities

	December 31, 2021 $	December 31, 2020 $
Interest including interest rate swaps	17,013	21,528
Voyage and vessel expenses	40,899	44,349
Payroll and benefits	4,053	7,257
Other general expenses	1,145	1,019
Income and other tax payable	791	1,128
Distributions payable on preferred units	6,425	6,425
Deposit received for vessel held for sale (note 19a)	1,538	—
Total	71,864	81,706
10.Long-Term Debt

	December 31, 2021	December 31, 2020
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due from 2022 to 2023	165,000	100,000
U.S. Dollar-denominated Term Loans and Bonds due from 2022 to 2030	791,271	873,712
Norwegian Krone-denominated Bonds due from 2023 to 2026	323,193	355,514
Euro-denominated Term Loans due from 2023 to 2024	115,392	152,710
Total principal	1,394,856	1,481,936
Unamortized discount and debt issuance costs	(15,214)	(9,723)
Total debt	1,379,642	1,472,213
Less current portion	(156,064)	(250,508)
Long-term debt	1,223,578	1,221,705

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
As at December 31, 2021, the Company had two revolving credit facilities available, which provided for borrowings of up to $400.4 million (December 31, 2020 – $354.8 million), of which $235.4 million (December 31, 2020 – $254.8 million) was undrawn. Interest payments are based on LIBOR plus a margin, where margins ranged from 1.40% to 2.25%. The amount available under the two revolving credit facilities will be reduced by $105.4 million in 2022 and $295.0 million in 2023, when the revolving credit facilities mature. The revolving credit facilities may be used by the Company to fund general company purposes. One of the revolving credit facilities is unsecured, while the other revolving credit facility is collateralized by first-priority mortgages granted on two of the Company’s vessels, together with other related security, and includes a guarantee from two of the Company's subsidiaries of all outstanding amounts.

As at December 31, 2021, the Company had six U.S. Dollar-denominated term loans and bonds outstanding, which totaled $791.3 million in aggregate principal amount (December 31, 2020 – $873.7 million). Interest payments on the term loans are based on LIBOR plus a margin, where margins ranged from 1.85% to 3.25% and fixed interest payments on the bonds ranging from 4.11% to 4.41%. The six combined term loans and bonds require quarterly interest and principal payments and five have balloon or bullet repayments due at maturity. The term loans and bonds are collateralized by first-priority mortgages on the 16 Company vessels to which the loans relate, together with certain other related security. In addition, as at December 31, 2021, all of the outstanding term loans were guaranteed by either the Company or the ship-owning entities within Teekay Nakilat Corporation (or the RasGas II Joint Venture), of which the Company has a 70% ownership interest.

As at December 31, 2021, the Company had Norwegian Krone (or NOK) 2.9 billion (December 31, 2020 – NOK 3.1 billion) of senior unsecured bonds in the Norwegian bond market that mature through 2026. As at December 31, 2021, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $323.2 million (December 31, 2020 – $355.5 million). The interest payments on the bonds are based on Norwegian Interbank Offered Rate (or NIBOR) plus a margin, where margins ranged from 4.60% to 5.15%. The Company entered into cross currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.74% to 7.89% and the transfer of principal fixed at $331.0 million upon maturity in exchange for NOK 2.9 billion (see Note 13).

As at December 31, 2021, the Company had two Euro-denominated term loans outstanding, which totaled 101.5 million Euros ($115.4 million) (December 31, 2020 – 125.0 million Euros ($152.7 million)). Interest payments for one of the term loans are based on the Euro Interbank Offered Rate (or EURIBOR) plus a margin. Interest payments on the remaining term loan are based on EURIBOR where EURIBOR is limited to zero or above zero values, plus a margin. Margins ranged from 0.60% to 1.95% as at December 31, 2021. The terms loans require monthly and semi-annual interest and principal payments. The term loans have varying maturities through 2024. The term loans are collateralized by first-priority mortgages on two of the Company vessels to which the loans relate, together with certain other related security and are guaranteed by the Company and one of its subsidiaries.

The weighted-average interest rates for the Company’s long-term debt outstanding as at December 31, 2021, and 2020 were 3.22% and 3.04%, respectively. These rates do not reflect the effect of related interest rate swaps that the Company has used to economically hedge certain of its floating-rate debt (see Note 13).

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company incurred foreign exchange gains (losses) of $8.6 million, $(21.4) million, and $(9.6) million for the years ended December 31, 2021, 2020 and 2019, respectively.

The aggregate annual long-term debt principal repayments required under these revolving credit facilities, loans and bonds subsequent to December 31, 2021, are $156.8 million (2022), $346.4 million (2023), $123.8 million (2024), $184.6 million (2025), $404.3 million (2026) and $179.0 million (thereafter).

Certain loan agreements require that (a) the Company maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Company maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Company not exceed a maximum amount of leverage, and (d) certain of the Company’s subsidiaries maintain restricted cash deposits. As at December 31, 2021, the Company had five credit facilities with an aggregate outstanding loan balance of $496.1 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 110%, 115%, 120%, 120% and 135%, which as at December 31, 2021 were 146%, 1,030%, 151%, 166%, and 241%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties, where available, or prepared by the Company based on second-hand sale and purchase market data. Since vessel values can be volatile, the Company’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Company sold any of the vessels. The Company’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Company's subsidiaries are in default under their term loans and, in addition, one of the term loans in the RasGas II Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As at December 31, 2021, the Company was in compliance with all covenants relating to the Company’s credit facilities and other long-term debt.
11.Income Tax
The components of the provision for income taxes were as follows:

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Current	(6,257)	(4,396)	(6,824)
Deferred	(629)	904	(653)
Income tax expense	(6,886)	(3,492)	(7,477)

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
Included in the Company's current income tax expense are provisions for uncertain tax positions relating to freight taxes. The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include additional legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.

The Company operates in countries that have differing tax laws and rates. Consequently, a consolidated weighted average tax rate will vary from year to year according to the source of earnings or losses by country and the change in applicable tax rates. Reconciliations of the tax charge related to the relevant year at the applicable statutory income tax rates and the actual tax charge related to the relevant year are as follows:

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Net income before income tax expenses	262,434	100,804	172,081
Net income not subject to taxes	(217,184)	(135,010)	(167,667)
Net income (loss) income subject to taxes	45,250	(34,206)	4,414
At applicable statutory tax rates
Amount computed using the standard rate of corporate tax	(7,555)	8,888	(1,821)
Adjustments to valuation allowance and uncertain tax positions	(24,629)	(5,569)	(6,767)
Permanent and currency differences	25,065	(7,186)	4,592
Change in tax rates	233	375	(3,481)
Tax expense related to the current year	(6,886)	(3,492)	(7,477)

The significant components of the Company’s deferred tax assets were as follows:

	December 31, 2021 $	December 31, 2020 $
Derivative instruments	(703)	3,650
Taxation loss carryforwards and disallowed finance costs	78,031	58,310
Vessels and equipment	(277)	(1,256)
Other items	(276)	(2,636)
	76,775	58,068
Valuation allowance	(73,341)	(54,005)
Net deferred tax assets	3,434	4,063

	December 31, 2021 $	December 31, 2020 $
Deferred income tax assets included in other assets	4,142	5,386
Deferred income tax liabilities included in other long-term liabilities	(708)	(1,323)
Net deferred tax assets	3,434	4,063

The Company had tax losses in the United Kingdom (or UK) of $28.9 million as at December 31, 2021 (December 31, 2020 – $26.5 million) that are available indefinitely for offset against future taxable income in the UK. The Company had tax losses and estimated disallowed finance costs in Spain of 110.3 million Euros or approximately $125.2 million (December 31, 2020 – 110.3 million Euros or approximately $134.8 million) and 14.8 million Euros or approximately $16.9 million (December 31, 2020 – 7.5 million Euros or approximately $9.2 million), respectively, at December 31, 2021 of which the tax losses and the disallowed finance costs are available indefinitely for offset against future taxable income in Spain. In addition, the Company had estimated tax losses in Luxembourg of 197.8 million Euros or approximately $224.9 million as at December 31, 2021 (December 31, 2020 – 123.2 million Euros or approximately $150.5 million) that are available for offset against taxable future income in Luxembourg, either indefinitely for losses arising prior to 2017, or for 17 years for losses arising subsequent to 2016.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2010 through 2021 currently remain open to examination by the major tax jurisdictions to which the Company is subject.

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
12.Related Party Transactions
a)The following table and related footnotes provide information about certain of the Company's related party transactions for the periods indicated:

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Voyage revenues (i)(iii)	40,225	37,481	49,257
Vessel operating expenses (i)(ii)	(7,011)	(6,505)	(6,629)
Time-charter hire expenses (iii)	(23,487)	(23,564)	(19,994)
General and administrative expenses (iv)	(27,098)	(15,779)	(15,393)
Restructuring charges (v)	(3,223)	—	(400)
Equity income (vi)	2,417	2,424	1,316
(i)In September 2018, the Company’s FSU, the Bahrain Spirit, commenced its 21-year charter contract with the Bahrain LNG Joint Venture. Voyage revenues from the charter of the Bahrain Spirit to the Bahrain LNG Joint Venture for the year ended December 31, 2021 amounted to $30.1 million ($28.8 million during 2020 and $30.6 million during 2019). In addition, the Company has an operation and maintenance contract with the Bahrain LNG Joint Venture and had an operating and maintenance subcontract with Teekay Marine Solutions (Bermuda) Ltd. (or TMS), an entity wholly-owned by Teekay Tankers Ltd., which is controlled by Teekay, relating to the LNG regasification terminal in Bahrain. The contract with TMS was terminated in August 2019 and such services are currently managed by the Company. The subcontractor fees paid to TMS for the year ended December 31, 2019 were $2.0 million, and are included in vessel operating expenses in the Company's consolidated statements of income. Fees received in relation to the operation and maintenance contract from the Bahrain LNG Joint Venture for the year ended December 31, 2021 were $10.1 million ($8.7 million during 2020 and $6.5 million during 2019) and are included in voyage revenues in the Company's consolidated statements of income.
(ii)The Company and certain of its operating subsidiaries have entered into service agreements with certain subsidiaries of Teekay pursuant to which the Teekay subsidiaries provide to the Company and its subsidiaries crew training and technical management services. In addition, as part of the Company's acquisition of its ownership interest in the Pan Union Joint Venture in 2014, the Company entered into an agreement with a subsidiary of Teekay whereby Teekay's subsidiary provided, on behalf of the Company, shipbuilding supervision and crew training services for four LNG carrier newbuildings in the Pan Union Joint Venture, up to their delivery dates from 2017 to 2019. All costs incurred by these Teekay subsidiaries related to these services were charged to the Company and recorded as part of vessel operating expenses. On January 13, 2022, as part of the Stonepeak Transaction (as defined in Note 20a), the Company acquired the subsidiaries of Teekay that provide crew training and technical management services.
(iii)Commencing in September 2018, the Company entered into an agreement with the MALT Joint Venture to charter in one of the MALT Joint Venture's LNG carriers, the Magellan Spirit (see Note 5b). The time-charter hire expenses charged for the year ended December 31, 2021 were $23.5 million ($23.6 million during 2020 and $20.0 million during 2019). In addition, commencing in May 2019, the Company entered into an agreement with a subsidiary of Teekay to charter out the Magellan Spirit until October 31, 2019. The Company recognized revenue of $12.2 million for the year ended December 31, 2019 from this charter to Teekay. On October 31, 2019, the subsidiary of Teekay novated the charter contract to the Company and the Company is chartering the Magellan Spirit to an external customer until June 2022.
(iv)Includes administrative, advisory, business development, commercial and strategic consulting services charged by Teekay and reimbursements to Teekay and Teekay GP L.L.C. (or the Company's General Partner) for costs incurred on the Company's behalf for the conduct of the Company's business.
(v)The Company incurred restructuring charges of $3.2 million from subsidiaries of Teekay related to severance costs resulting from the reorganization and realignment of employees supporting the Company as a result of the Stonepeak Transaction in January 2022 during the year ended December 31, 2021 (see Notes 18a and 20a).
The Company incurred restructuring charges of $0.4 million from subsidiaries of Teekay attributable to employees supporting the Company during the year ended December 31, 2019 (see Note 18c).
(vi)During the year ended December 31, 2021, the Company charged fees of $2.4 million ($2.4 million during 2020 and $1.3 million during 2019) to the Yamal LNG Joint Venture relating to the successful bid process for the construction and chartering of six ARC7 LNG carriers. The fees are reflected in equity income in the Company’s consolidated statements of income.

b)As at December 31, 2021 and 2020, non-interest-bearing advances to affiliates totaled $4.2 million and $4.9 million, respectively, and non-interest-bearing advances from affiliates totaled $12.4 million and $11.0 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under common control with the Company.
c)The Company had an agreement with Teekay under which Teekay paid the Company any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Company paid Teekay any amounts payable to the Company by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to Teekay were settled annually (see Note 13). The time-charter contract was terminated in January 2019, upon which the charterer, which was also the owner, sold the vessel to a third party, which resulted in the agreement with Teekay ending concurrently.
d)In December 2019, as part of dissolving certain of the Company's controlled subsidiaries as a result of a simplification transaction, the Company acquired the General Partner's 1% non-controlling interest in certain of the Company's subsidiaries for an amount initially estimated at $2.7 million. In April 2020, the purchase price was finalized at $2.2 million.
e)On May 11, 2020, Teekay and the Company eliminated all of the Company's incentive distribution rights, which were held by the General Partner, in exchange for the issuance to a subsidiary of Teekay of 10.75 million newly-issued common units of the Company. The common units were valued at $122.6 million, based on the prevailing unit price at the time of issuance. This transaction was treated as a non-cash transaction in the Company's consolidated statements of cash flows.
f)For other transactions with the Company's equity-accounted joint ventures not disclosed above, please refer to Note 7.

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
13.Derivative Instruments and Hedging Activities
The Company uses derivative instruments in accordance with its overall risk management policy.
Foreign Exchange Risk
From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at December 31, 2021, the Company was not committed to any foreign currency forward contracts.

The Company entered into cross currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 10), and pursuant to these swaps, the Company receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Company’s NOK-denominated bonds due in 2023, 2025 and 2026, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at December 31, 2021.

		Floating Rate Receivable
Principal Amount NOK	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)
850,000	102,000	NIBOR	4.60%	7.89%	(10,000)	1.7
1,000,000	112,000	NIBOR	5.15%	5.74%	4,230	3.7
1,000,000	117,000	NIBOR	4.90%	6.37%	(4,683)	4.9
					(10,453)

Interest Rate Risk

The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on certain of its outstanding floating-rate debt. As at December 31, 2021, the Company was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Weighted- Average Fixed Interest Rate (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (ii)(iii)	LIBOR	740,503	(19,428)	3.3	2.2%
U.S. Dollar-denominated interest rate swaps (ii)(iv)	LIBOR	235,202	(290)	4.0	1.7%
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (v)	EURIBOR	54,695	(3,188)	1.7	3.9%
			(22,906)
(i)Excludes the margins the Company pays on its floating-rate term loans, which, at December 31, 2021, ranged from 0.60% to 3.25%.
(ii)Principal amount reduces quarterly.
(iii)Two interest rate swaps are subject to mandatory early termination in 2024 whereby the swaps will be settled based on their fair value at that time.
(iv)Forward-starting interest rate swaps with inception dates ranging from October 2023 to April 2024.
(v)Principal amount reduces monthly.

As at December 31, 2021, the Company had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreement. Each of these master agreements provide for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Company’s consolidated balance sheets. As at December 31, 2021, these interest rate swaps and cross currency swaps had an aggregate fair value asset of $7.1 million (December 31, 2020 – $4.5 million) and an aggregate fair value liability of $36.9 million (December 31,

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
2020 – $73.7 million). As at December 31, 2021, the Company had $2.9 million (December 31, 2020 – $3.8 million) on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and long-term on the Company’s consolidated balance sheets.
Credit Risk
The Company is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The following table presents the classification and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current portion of derivative assets $	Derivative assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at December 31, 2021
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	(67)	(2,451)	(3,081)
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	—	3,896	(2,177)	(10,327)	(8,699)
Cross currency swap agreements	672	3,529	(342)	(2,803)	(11,509)
	672	7,425	(2,586)	(15,581)	(23,289)
As at December 31, 2020
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	(70)	(3,162)	(9,631)
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	—	—	(4,823)	(42,329)	(15,453)
Cross currency swap agreements	—	4,505	(701)	(11,434)	(7,887)
	—	4,505	(5,594)	(56,925)	(32,971)

Realized and unrealized gains (losses) relating to non-designated interest rate swap agreements, foreign currency forward contracts and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized gain (loss) on non-designated derivative instruments in the Company’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Company’s consolidated statements of income is as follows:

	Year Ended December 31,
	2021 $			2020 $			2019 $
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(16,117)	42,652	26,535	(16,626)	(16,669)	(33,295)	(10,081)	(2,891)	(12,972)
Interest rate swap agreements termination	(18,012)	—	(18,012)	—	—	—	—	—	—
Foreign currency forward contracts	—	—	—	(241)	202	(39)	(147)	(202)	(349)
Toledo Spirit time- charter derivative	—	—	—	—	—	—	—	(40)	(40)
	(34,129)	42,652	8,523	(16,867)	(16,467)	(33,334)	(10,228)	(3,133)	(13,361)

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
Realized and unrealized gains (losses) relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange gain (loss) in the Company’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Company's consolidated statements of income is as follows:

	Year Ended December 31,
	2021 $			2020 $			2019 $
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Cross currency swap agreements	(5,294)	4,705	(589)	(6,588)	26,832	20,244	(5,061)	(13,239)	(18,300)
Cross currency swap agreements maturity and termination	(2,470)	—	(2,470)	(33,844)	—	(33,844)	—	—	—
	(7,764)	4,705	(3,059)	(40,432)	26,832	(13,600)	(5,061)	(13,239)	(18,300)
For the periods indicated, the following table presents the gains or losses on interest rate swap agreements designated and qualifying as cash flow hedges and their impact on other comprehensive loss (or OCI). The following table excludes any interest rate swap agreements designated and qualifying as cash flow hedges in the Company’s equity-accounted joint ventures.

Year Ended December 31, 2021
Amount of Gain Recognized in OCI $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense $
7,257	(3,304)

Year Ended December 31, 2020
Amount of Loss Recognized in OCI $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense $
(8,481)	(2,320)

Year Ended December 31, 2019
Amount of Loss Recognized in OCI $	Amount of Gain Reclassified from Accumulated OCI to Interest Expense (effective portion) $
(7,458)	376
14.Commitments and Contingencies
a)As at December 31, 2021, the Company’s share of commitments to fund equipment installation and other construction contract costs, which are expected to be incurred in 2022, is as follows:

2022 $
Certain consolidated LNG carriers (i)	12,853
Bahrain LNG Joint Venture (ii)	11,339
24,192
(i)In June 2019, the Company entered into an agreement with a contractor to supply reliquefaction equipment on certain of the Company's LNG carriers in 2021 and 2022, for an estimated installed cost of $52.8 million. As at December 31, 2021, the estimated remaining cost of these installations was $12.9 million.
(ii)The Company has a 30% ownership interest in the Bahrain LNG Joint Venture which has an LNG receiving and regasification terminal in Bahrain as described in Note 7a(ii). As at December 31, 2021, the Company's proportionate share of the estimated remaining cost of $11.3 million relates to the final construction installment on the LNG terminal. The Bahrain LNG Joint Venture has remaining debt financing of $23.5 million, of which $7.1 million relates to the Company's proportionate share of the construction commitments included in the table above.

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
b)The Tangguh Joint Venture is currently undergoing a tax audit related to its tax returns filed for the 2010 and subsequent fiscal years. The UK taxing authority has challenged the deductibility of certain transactions not directly related to the long funding lease and the Tangguh Joint Venture has recorded a provision of $1.6 million in 2017 (of which the Company's 70% share is $1.1 million) which is recorded in accrued liabilities in the Company’s consolidated balance sheets as at December 31, 2021 (December 31, 2020 – $1.6 million presented net of income tax receivable in accounts receivable).

c)Tangguh Joint Venture Operating Leases
As at December 31, 2021, the Tangguh Joint Venture was a party to operating leases (or Head Leases) whereby it leases its two LNG carriers (or the Tangguh LNG Carriers) to a third-party company. The Tangguh Joint Venture then leases back the LNG carriers from the same third-party company (or the Subleases). Under the terms of these leases, the third-party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed and indemnified by the Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lease payments are increased or decreased under the Sublease to maintain the agreed after-tax margin. The Tangguh Joint Venture’s carrying amounts of this estimated tax indemnification obligation as at December 31, 2021 and 2020 were $5.2 million and $5.7 million, respectively, and are included as part of other long-term liabilities in the consolidated balance sheets of the Company. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred and ends in 2033. Although there is no maximum potential amount of future payments, the Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Tangguh Joint Venture will be required to make termination payments to the third-party company sufficient to repay the third-party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20-year terms and are classified as operating leases. The Head Leases and the Subleases for the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

As at December 31, 2021, the total estimated future minimum rental payments to be received and paid by the Tangguh Joint Venture related to the lease contracts are as follows:

Year	Head Lease Receipts (i)	Sublease Payments (i) (ii)
2022	$21,242	$23,934
2023	$21,242	$23,934
2024	$21,242	$23,934
2025	$21,242	$23,934
2026	$21,242	$23,934
Thereafter	$47,885	$53,988
Total	$154,095	$173,658
(i) The Head Leases are fixed-rate operating leases while the Subleases have a variable-rate component. As at December 31, 2021, the Company had received $356.3 million of aggregate Head Lease receipts and had paid $310.1 million of aggregate Sublease payments. The portion of the Head Lease receipts that has not been recognized into earnings is deferred and amortized on a straight-line basis over the lease terms and, as at December 31, 2021, $3.7 million (December 31, 2020 – $3.7 million) and $18.1 million (December 31, 2020 – $21.8 million) of Head Lease receipts had been deferred and included in unearned revenue and other long-term liabilities, respectively, in the Company’s consolidated balance sheets.
(ii) The amount of payments related to the Subleases are updated annually to reflect any changes in the lease payments due to changes in tax law.

15.Supplemental Cash Flow Information
a)The following is a tabular reconciliation of the Company's cash, cash equivalents and restricted cash balances for the periods presented in the Company's consolidated statements of cash flows:

	December 31, 2021 $	December 31, 2020 $	December 31, 2019 $	December 31, 2018 $
Cash and cash equivalents	92,069	206,762	160,221	149,014
Restricted cash – current	11,888	8,358	53,689	38,329
Restricted cash – long-term	38,100	42,823	39,381	35,521
Total	142,057	257,943	253,291	222,864

The Company maintains restricted cash deposits relating to certain term loans, collateral for cross currency swaps (see Note 13), performance bond collateral and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

b)The changes in operating assets and liabilities for years ended December 31, 2021, 2020 and 2019 are as follows:

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Accounts receivable	(21,874)	5,829	6,184
Prepaid expenses and other current assets	(10,082)	(2,463)	3,348
Accounts payable	5,315	(211)	1,264
Accrued liabilities and other long-term liabilities	(15,912)	(1,484)	(252)
Unearned revenue and long-term unearned revenue	(14,419)	(2,675)	(197)
Advances to and from affiliates	4,567	9,368	(6,007)
Receipts from direct financing and sales-type leases (note 6)	15,013	274,562	17,073
Expenditures for dry docking	(32,808)	(5,259)	(12,358)
Other operating assets and liabilities	(7,355)	(3,436)	(1,122)
Total	(77,555)	274,231	7,933

c)Cash interest paid (including realized losses on interest rate swaps) on long-term debt, advances from affiliates and obligations related to finance leases, net of amounts capitalized, during the years ended December 31, 2021, 2020 and 2019 totaled $171.5 million, $170.0 million and $193.3 million, respectively.
d)During the years ended December 31, 2021, 2020 and 2019, cash paid for taxes was $6.9 million, $3.5 million and $3.7 million, respectively.
e)The sales of the Toledo Spirit by its owner during the year ended December 31, 2019 resulted in the vessel being returned to its owner with the obligation related to finance lease being concurrently extinguished. As a result, the sale of the vessel and the concurrent extinguishment of the corresponding obligation related to finance lease of $23.6 million for the year ended December 31, 2019, was treated as a non-cash transaction in the Company's consolidated statements of cash flows.
f)As at December 31, 2018, the Company had advanced $79.1 million to the Bahrain LNG Joint Venture and these advances were repayable on November 14, 2019. On the repayment date, the Company agreed to convert $7.9 million of advances into equity and agreed to convert the remaining advances of $71.2 million into a subordinated loan at an interest rate of 6% with no fixed repayment terms. Both of these transactions were treated as non-cash transactions in the Company's consolidated statements of cash flows for the year ended December 31, 2019.
g)On May 11, 2020, Teekay and the Company eliminated all of the Company's incentive distribution rights, which were held by the General Partner, in exchange for the issuance to a subsidiary of Teekay of newly-issued common units of the Company (see Note 12e). This transaction was treated as a non-cash transaction in the Company's consolidated statements of cash flows.
16.Total Capital and Net Income Per Common Unit
As at December 31, 2021, a total of 58.7% of the Company's common units outstanding were held by the public. The remaining common units, as well as the 1.8% general partner interest, were held by subsidiaries of Teekay. All of the Company's outstanding Series A Cumulative Redeemable Perpetual Preferred Units (or the Series A Preferred Units) and Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series B Preferred Units) are held by the public.
Limited Partners’ Rights
Significant rights of the Company’s limited partners include the following:

•Right of common unitholders to receive distribution of Available Cash (as defined in the partnership agreement and which takes into account cash reserves for, among other things, future capital expenditures and future credit needs of the Company) within approximately 45 days after the end of each quarter.
•No limited partner shall have any management power over the Company’s business and affairs; the General Partner is responsible for the conduct, directions and management of the Company’s activities.
•The General Partner may be removed if such removal is approved by common unitholders holding at least 66-2/3% of the outstanding units voting as a single class, including units held by the General Partner and its affiliates.
Incentive Distribution Rights
On May 11, 2020, Teekay and the Company agreed to eliminate all of the Company's incentive distribution rights, which were held by the General Partner, in exchange for the issuance to a Teekay subsidiary of 10.75 million newly-issued common units of the Company. The common units were valued at $122.6 million, based on the prevailing unit price at the time of issuance. This transaction decreased the General Partner’s equity by $2.3 million representing its 1.8% proportionate share of the cost to eliminate the incentive distribution rights. This transaction increased the limited partners’ equity by $2.3 million, representing the excess value of the common units issued over its 98.2% share of the cost to eliminate the incentive

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
distribution rights. Subsequent to the elimination of the Company’s incentive distribution rights, the amount of net income attributable to the limited partners and General Partner is based on the limited partners' and General Partner’s respective ownership percentages.
In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities and liquidation amounts on the Series A Preferred Units and Series B Preferred Units will be distributed to the common unitholders and the General Partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Company’s assets in liquidation in accordance with the partnership agreement.
Net Income Per Common Unit
Limited partners' interest in net income per common unit is determined by dividing net income, after deducting the amount of net income attributable to the non-controlling interests, the General Partner’s interest and the distributions on the Series A and Series B Preferred Units by the weighted-average number of common units outstanding during the period. The distributions payable on the Series A and Series B Preferred Units for the years ended December 31, 2021, 2020 and 2019 were $25.7 million.

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Limited partners' interest in net income for basic and diluted net income per common unit	213,138	60,632	124,546
Weighted average number of common units (i)	87,091,647	83,313,097	78,177,189
Dilutive effect of unit-based compensation	124,665	105,907	91,223
Weighted average number of common units and common unit equivalents	87,216,312	83,419,004	78,268,412
Limited partner's interest in net income per common unit:
Basic	2.45	0.73	1.59
Diluted	2.44	0.73	1.59
(i) Includes common units related to non-forfeitable unit-based compensation

The General Partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Company’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Company’s Board of Directors (or Board) to provide for the proper conduct of the Company’s business, including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains or losses.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.
Common Unit Repurchases
In December 2018, the Company announced that its Board had authorized a common unit repurchase program for the repurchase of up to $100 million of the Company's common units. The following table summarizes the common units repurchased during the years ended December 31, 2021, 2020 and 2019:

Year ended December 31,	Units repurchased	Average price paid per unit	Total cost (1) $
2021	—	—	—
2020	1,373,066	$11.16	15,322
2019	1,934,569	$13.03	25,214
Total	3,307,635	$12.17	40,536
(1)Excludes the repurchase cost of the associated general partner interest
17.Unit-Based Compensation
In June 2021, a total of 26,985 common units, with an aggregate value of $0.4 million, were granted to the non-management directors of the General Partner as part of their annual compensation for 2021. These common units were fully vested upon grant. During 2020 and 2019, the Company awarded 29,595 and 35,419 common units, respectively, as compensation to non-management directors. The awards were fully vested in June 2020 and March 2019, respectively. The compensation to the non-management directors is included in general and administrative expenses on the Company’s consolidated statements of income.

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

During 2021, 2020 and 2019, the Company granted 67,102, 243,940 and 80,100 restricted units awards, respectively, with grant date fair values of $1.1 million, $3.1 million and $1.2 million, respectively, to certain of the Company’s employees and to certain employees of Teekay’s subsidiaries who provided services to the Company, based on the Company’s closing common unit price on the grant date. Each restricted unit was equal in value to one of the Company's common units plus reinvested distributions from the grant date to the vesting date. The restricted units awards vested equally over three years from the grant date. Any portion of a restricted unit award that was not vested on the date of a recipient’s termination of service was canceled, unless their termination arose as a result of the recipient’s retirement, and in this case, the restricted unit award would continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards was paid to each recipient in the form of common units, net of withholding tax. During the years ended December 31, 2021, 2020 and 2019, the Company recorded an expense of $2.0 million, $2.1 million, and $1.6 million, respectively, related to the restricted units and common units.
18.Restructuring Charges
a)During the year ended December 31, 2021, the Company incurred restructuring charges of $3.2 million from subsidiaries of Teekay. The restructuring charges primarily relate to severance costs resulting from the reorganization and realignment of employees supporting the Company as a result of the Stonepeak Transaction in January 2022 (see Note 20a).
b)In January 2019, the charterer, who was also the owner of the Toledo Spirit conventional tanker, sold the vessel to a third party. As a result of this sale, the Company returned the vessels to the owner and incurred seafarer severance payments of $2.9 million for the year ended December 31, 2019, which was presented as restructuring charges in the Company's consolidated statements of income. As at December 31, 2021 and 2020, the remaining balance of unpaid restructuring charges of $0.6 million is included in accrued liabilities in the Company's consolidated balance sheets.
c)During the year ended December 31, 2019, the Company incurred restructuring charges of $0.4 million from subsidiaries of Teekay attributable to employees supporting the Company.
19.(Write-Down) and Gain on Sales of Vessels
The following table provides information on the Company's (write-down) and gain on sales of vessels for the years presented in these consolidated financial statements:

			Year Ended December 31,
Segment	Asset Type	Completion of Sale Date	2021 $	2020 $	2019 $
Liquefied Petroleum Gas (note 19a)	7 Multi-gas Carriers	N/A	—	(51,000)	—
Liquefied Natural Gas (note 6)	2 LNG Carriers	Jan-2020	—	—	14,349
Conventional Tanker (note 19b)	1 Handymax	Oct-2019	—	—	(785)
(Write-down) and gain on sales of vessels			—	(51,000)	13,564
a)During the year ended December 31, 2020, the carrying values of the Company's seven wholly-owned multi-gas carriers (the Unikum Spirit, Vision Spirit, Pan Spirit, Cathinka Spirit, Camilla Spirit, Sonoma Spirit and Napa Spirit), were written down to their estimated fair values, using appraised values, primarily due to the lower near-term outlook for these types of vessels partly as a result of the economic environment at that time (including the COVID-19 pandemic), as well as the Company receiving notification during 2020 that the Company's then-existing commercial management agreement with a third-party commercial manager was to be terminated and replaced by a new commercial management agreement in September 2020. The total impairment charge of $51.0 million was included in (write-down) and gain on sales of vessels for the year ended December 31, 2020 in the Company's consolidated statements of income.
In November 2021, the Company signed a memorandum of agreement for the sale of its wholly-owned multi-gas carrier, the Sonoma Spirit, for net proceeds of $10.0 million. The vessel is expected to be delivered between May and July 2022. The vessel is classified as held for sale at its net book value of $9.8 million on the Company's consolidated balance sheet as at December 31, 2021.
b)As a result of the sale of the Alexander Spirit in October 2019 for net proceeds of $11.5 million, the Company recorded a write-down in respect of this vessel of $0.8 million for the year ended December 31, 2019, which is included in (write-down) and gain on sales of vessels in the Company's consolidated statements of income.
20.Subsequent Events
a)Stonepeak Transaction
On October 4, 2021, the Company (as Teekay LNG Partners L.P.), entered into an agreement and plan of merger with the General Partner, an investment vehicle (or Acquiror) managed by Stonepeak Partners L.P. (or Stonepeak), and a wholly-owned subsidiary of Acquiror (or Merger Sub). On January 13, 2022, Stonepeak completed its acquisition of the Company, with Merger Sub merging with and into the Company, and with the Company surviving the merger as a subsidiary of Stonepeak (or the Merger). Pursuant to the Merger and related transactions collectively constituting the Stonepeak Transaction, (a) each issued and outstanding common unit of the Company, including approximately 36.0 million common units owned by Teekay (but excluding any common units owned by the Company, Acquiror or the Company’s or Acquiror’s respective wholly-owned subsidiaries), was converted into the right to receive cash in an amount of $17.00 per common unit, (b)

SEAPEAK LLC (FORMERLY TEEKAY LNG PARTNERS L.P.) AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)
Teekay sold to Acquiror all of the outstanding ownership interests in the General Partner for $26.4 million, which price consists of $17.00 for each of the approximately 1.6 million common unit equivalents represented by the economic interest of the General Partner's general partner interest in the Company and (c) the Company acquired certain restructured subsidiaries of Teekay that provide, through services agreements, comprehensive managerial, operational and administrative services to the Company and its subsidiaries and joint ventures. On January 24, 2022, the Company's common units were delisted from the New York Stock Exchange. The Company's Series A and Series B Preferred Units remained outstanding and continued to trade on the New York Stock Exchange following the Merger.

Additionally, at the effective time of the Merger on January 13, 2022, each restricted unit award granted pursuant to the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan that was outstanding immediately prior to the effective time, whether or not vested, was automatically vested, cancelled and converted into the right to receive an amount in cash equal to the product of (a) $17.00 multiplied by (b) the number of common units subject to such restricted unit award held by the holder thereof, less applicable withholding taxes.

b)Conversion and Name Change

On February 25, 2022, Teekay LNG Partners L.P. converted from a limited partnership formed under the laws of the Republic of the Marshall Islands into a limited liability company formed under the laws of the Republic of the Marshall Islands. The Conversion is deemed a continuation of the existence of the Partnership in the form of the Company, as a Marshall Islands limited liability company, with the existence of the Company deemed to have commenced on the date the Partnership commenced its existence. Upon the Conversion, all of the rights, privileges and powers of the Partnership, and all property of and all property and debts due to the Partnership, became vested in the Company and the property of the Company. In addition, all rights of creditors and all liens upon any property of the Partnership were preserved unimpaired and all debts, liabilities and duties of the Partnership automatically attached to the Company. Concurrently with the Conversion, the Company changed its name to Seapeak LLC and changed the ticker symbols for its Series A Preferred Units and Series B Preferred Units from “TGP PRA” and “TGP PRB” to “SEAL PRA” and “SEAL PRB,” respectively.

Pursuant to the Conversion:

•each outstanding common unit of the Partnership was converted into one issued and outstanding, fully paid and non-assessable common unit of the Company;
•each outstanding Series A Preferred Unit and Series B Preferred Unit of the Partnership was converted into one issued and outstanding, fully paid and non-assessable Series A Preferred Unit or Series B Preferred Unit of the Company, as applicable; and
•the general partner interest in the Partnership was converted into 1,555,061 common units of the Company (which number is equal to the notional common units of the Partnership represented by such general partner interest immediately prior to the Conversion) and the Company, as a limited liability company, no longer had a general partner.