Form 20-F
period 2022-12-31
Seapeak LLC
filed 2023-03-31
CIK 1308106

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________________________
FORM 20-F
  _______________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
4,961,943 Series A Preferred Units
6,727,196 Series B Preferred Units
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

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-Accelerated Filer	☒	Emerging growth company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Yes ☐ No  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). Yes ☐ No  ☐
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

Unless otherwise indicated, references in this Annual Report to “Seapeak,” the “Company,” “we,” “us” and “our” and similar terms refer to Seapeak LLC and/or one or more of its subsidiaries, except that those terms, when used in this Annual Report in connection with common units or the preferred units described herein, shall mean specifically Seapeak LLC.

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
•our liquidity needs, including our anticipated funds and sources of financing for liquidity and working capital needs, the sufficiency of cash flows and our expected refinancing of our revolving credit facility, and our estimation that we will have sufficient liquidity for at least a one-year period;
•our ability to obtain financing, including new bank financings and financing for our newbuilding vessels, and to refinance existing indebtedness;
•the expected scope, duration and effects of the novel coronavirus (or COVID-19) pandemic, and the consequences of any future epidemic or pandemic crises;
•growth prospects and future trends of the markets in which we operate;
•our expectations regarding demand in the gas industry;
•our expectations regarding applicability of tax exemptions and tax liabilities, including whether applicable tax authorities may agree with our tax positions;
•liquefied natural gas (or LNG) and natural gas liquid (or NGL) market fundamentals, including the balance of supply and demand in the LNG and NGL markets, estimated growth in size of the world LNG and NGL fleets and spot LNG and NGL charter rates;
•our expectations as to the useful lives of our vessels;
•our expectations and estimates regarding future charter business, including with respect to minimum charter hire payments, revenues and our vessels’ ability to perform to specifications and maintain their hire rates in the future;
•our expectations regarding the ability of our customers to make charter payments to us;
•our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter or whose charter contract is expiring in 2023 and 2024;
•our expectations regarding the delivery of certain vessels we agreed to sell and expected delivery dates for newbuilding vessels;
•the impact of the invasion of Ukraine by Russia on the economy, our industry and our business, including as the result of sanctions on Russian companies and individuals and any retaliatory measures by Russia or other countries in response;
•the adequacy of our insurance coverage, less any applicable deductible;
•the possibility of future resumption of the LNG plant in Yemen operated by Yemen LNG Company Limited (or YLNG) and the repayment of deferred hire amounts from YLNG on our two 52%-owned vessels, the Seapeak Marib and Seapeak Arwa;
•our ability to continue to derive a significant portion of our revenues and cash flow from a limited number of customers;
•our continued ability to enter into long-term, fixed-rate time-charters with our LNG and NGL customers;
•obtaining LNG and NGL projects that we bid on;
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
•the impact on our business of heightened awareness of and concern with climate change, including on demand for our services and alternative energy sources to LNG and NGL;

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
•the Angola Joint Venture obtaining a waiver for certain covenant requirements that were not met at December 31, 2022;
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
Risk Factor Summary
Risks Related to Our Industry

•Our future performance and ability to secure future employment for our LNG and NGL vessels depends on growth in LNG and NGL production, demand and supply for LNG and NGL, and associated demand and supply for LNG and NGL shipping.
•Adverse economic conditions or other developments, including disruptions in the global credit markets, could adversely affect our business and may affect our customers’ ability to pay for our services.
•Declines in natural gas and oil prices may adversely affect our growth prospects and results of operations.
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
•Public health threats, including COVID-19 or variants, could have an adverse effect on our operations and financial results.

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
•Any capital expenditures may impact our liquidity position. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business.
•Our substantial debt levels may limit our flexibility in obtaining additional financing, refinancing credit facilities upon maturity, and pursuing other business opportunities.
•Restrictions in our financing agreements may prevent us from paying distributions on our preferred units.
•We and certain of our joint venture partners may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, or may have to pay substantially increased costs for our employees and crew.
•Changes in the NGL markets could result in decreased demand for our NGL vessels operating in the spot market.
•We may face substantial competition to expand relationships with existing customers and obtain new customers.
•We have recognized asset impairments in the past and we may recognize additional impairments in the future.
•Increased technological innovation in vessel design or equipment could reduce the competitive capability of certain of our vessels, our charter hire rates and the value of vessels.
•Actual results of new vessel technologies or upgrades may differ from expected results and affect our results of operations.
•We or our partners may be exposed to conditions or requirements that adversely affect us or our joint ventures.
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
•Exposure to currency exchange rate and interest rate fluctuations will result in fluctuations in our cash flows and operating results.
•If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
•Use of LIBOR is currently scheduled to cease, and interest rates on our LIBOR-based obligations may increase, and distributions on our Series B Preferred Units may change, in the future.
•Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt our operations and adversely affect our operations.
•Our directors and officers and Stonepeak Partners L.P. (or Stonepeak) and its other affiliates have conflicts of interest and limited or no fiduciary duties, which may permit them to favor their own interests to those of us or our preferred unitholders.
•Except in limited circumstances, our board of directors (or Board) has the power and authority to conduct our business without approval of our preferred unitholders.
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
•Failure to comply with anti-bribery legislation, sanctions legislations or trade compliance regulations could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

•Our operations may be subject to economic substance requirements in the Marshall Islands and other offshore jurisdictions, which could impact our business.

Information and Technology Risks

•A cyber-attack could materially disrupt our business.
•Our failure to comply with data privacy laws could damage our customer relationships and expose us to litigation risks and potential fines.

Risks Related to an Investment in Our Securities

•It may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

Tax Risks

•U.S. tax authorities could treat us as a “passive foreign investment company” (or PFIC) which could have adverse U.S. federal income tax consequences to U.S. holders.
•We are subject to taxes, which may impact our liquidity position.
Risks Related to Our Industry
Our future performance and ability to secure future employment for our LNG and NGL vessels depends on growth in LNG and NGL production, demand and supply for LNG and NGL, and associated demand and supply for LNG and NGL shipping.
Our future performance, including our ability to strengthen our balance sheet and to profitably employ and expand our fleet, will depend on growth in LNG and NGL production, demand and supply for LNG and NGL, and associated demand and supply for LNG and NGL shipping services. Demand or supply for LNG and NGL and for the marine transportation of LNG and NGL could be negatively affected by a number of factors, such as:

•increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;
•increases in the cost of NGL relative to the cost of other competing petrochemicals;
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
•increases in the number of LNG or NGL newbuilding vessels, which could lead to an oversupply of vessels in the market and in turn create downward pressure on the demand for LNG and NGL shipping services;
•changes in weather patterns leading to warmer winters in the northern hemisphere and lower gas demand in the traditional peak heating season;
•increases in availability of alternative or renewable energy sources; and
•negative global or regional economic or political conditions, particularly in LNG and NGL consuming regions, which could reduce energy consumption or its growth, including labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification.

In addition, the ongoing COVID-19 pandemic and Russia’s invasion of Ukraine may significantly impact global economic activity (including the demand for LNG and NGL, and associated shipping rates, which may in turn negatively affect our vessels) and may disrupt, delay or lead to cancellations of the construction of new LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which could negatively affect our business, results of operations and financial condition.

Currently, the conflict in Ukraine has significantly increased demand and rates for LNG by reshaping global energy trading patterns, including an increase in LNG imports to the European Union (or EU) from distant sources. Changes in or resolution of the conflict in Ukraine may lead to a reversal of these trading patterns or other effects that could significantly decrease demand and rates for LNG.

Reduced demand for LNG and NGL shipping could have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.
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
Economic downturns and financial crises in the global or regional markets could produce illiquidity in the capital markets, market volatility, increased exposure to interest rate and credit risks and reduced access to capital markets. If global financial markets and economic conditions significantly deteriorate in the future, we may face restricted access to the capital markets or bank lending, which may make it more difficult and costly to fund future growth. Decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.
Declines in natural gas and oil prices may adversely affect our growth prospects and results of operations.
Low energy prices may negatively affect both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil. Low energy prices may also adversely affect energy and capital markets and available sources of financing for our capital expenditures and debt repayment obligations. If a sustained low energy price environment were to develop, our business, results of operations and financial condition may be adversely affected, as well as our ability to make cash distributions on our preferred units, as a result of, among other things, the following events which are beyond our control:

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

•delays in the delivery of cargo;
•liabilities or costs to recover any spilled fuel oil, NGL or other products and to restore the environment affected by the spill;
•loss of revenues from charters or termination of charter contracts;
•governmental fines, penalties or restrictions on conducting business;
•higher insurance rates; and
•damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and operating results. In addition, any damage to, or environmental contamination involving, production facilities serviced by our vessels could result in the suspension or curtailment of operations by our customer, which would in turn result in loss of revenues.
Terrorist attacks, increased hostilities, political change or war could lead to further economic instability, increased costs and business disruption.
Terrorist attacks, and current or future conflicts in Ukraine, the Middle East and elsewhere, and political change, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Recent hostilities in Ukraine, the Middle East and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance which may contribute to economic instability and disruption of LNG and NGL production and distribution, which could result in reduced demand for our services or impact on our operations and or our ability to conduct business.

Furthermore, sanctions announced in response to Russia's invasion of Ukraine in 2022 may also adversely impact our business given Russia’s role as a major global exporter of crude oil and natural gas. Our business could be harmed by trade tariffs, trade embargoes, restrictions imposed on financial institutions, entity designations or other economic sanctions by the United States, the EU, United Kingdom or other countries against Russia, companies with Russian connections or the Russian energy sector and harmed by any retaliatory measures by Russia or other countries in response. While uncertainty remains regarding the global impact of the Russia's invasion of Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. In addition, it is possible that third parties with which we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations and financial condition.

LNG and NGL facilities, shipyards, vessels, pipelines and gas fields could be targets of future terrorist attacks and warlike operations and our vessels could be targets of hijackers, terrorists or warlike operations. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport LNG and NGL to or from certain locations. Terrorist attacks, war, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of LNG and NGL to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

Terrorist attacks, or the perception that LNG or NGL facilities and carriers are potential terrorist targets, could materially and adversely affect the expansion of LNG and NGL infrastructure and the continued supply and export of LNG and NGL involving the United States and other countries. Concern that LNG or NGL facilities may be targeted for attack by terrorists, as well as environmental concerns, has contributed to significant community resistance to the construction of a number of LNG or NGL facilities. If a terrorist incident involving an LNG or NGL facility or LNG or NGL carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect the construction of additional LNG or NGL facilities or lead to the temporary or permanent closing of various LNG or NGL facilities currently in operation.
Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea and the Indian Ocean off the coast of Somalia. There continues to be a significant risk of piracy incidents in the Gulf of Guinea and South East Asia. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage may increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
Public health threats, including COVID-19 or variants, could have an adverse effect on our operations and financial results.
Public health threats and highly communicable diseases, such as COVID-19, outbreaks of which have already occurred in various parts of the world near where we operate, could adversely affect our operations, the operations of our customers or suppliers and the global economy. In response to the COVID-19 pandemic, many countries, ports, terminals and organizations, including those where we conduct a large part of our operations, implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures caused severe trade disruptions. In addition, the pandemic initially resulted, and the pandemic or other future public health threats may again result in, a significant decline in global demand for natural gas and oil. Any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. The extent to which the COVID-19 pandemic or any other public health threat may impact our business, results of operations and financial condition, including possible impairments, will depend on future developments, which are uncertain and cannot be predicted, including, among others, the development of variants of the COVID-19 virus, and the level of the effectiveness and administration of vaccines and other actions to contain or treat its impact.

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
•the continued availability of LNG and NGL production, liquefaction and regasification facilities;
•the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry docking of our vessels;
•prevailing global and regional economic and political conditions;
•currency exchange and interest rate fluctuations;
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
•our ability to make working capital borrowings, including to pay distributions to preferred unitholders; and
•the amount of any cash reserves, including reserves for future capital expenditures, anticipated future credit needs and other matters, established by our Board, in its discretion.
Over time, the value of our vessels may decline, which could adversely affect our operating results.
Vessel values for LNG and NGL carriers can fluctuate substantially over time due to a number of different factors, including:

•prevailing economic conditions in natural gas and energy markets;
•a substantial or extended decline in demand for natural gas, LNG or NGL;
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
Because our operations, and the operations of certain of our customers, are primarily conducted outside of the United States, we or they may be affected by economic, political and governmental conditions in the countries where we or our customers engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business or the business of these customers, including through reduction in the levels of oil and gas exploration, development and production activities in these areas or restricting the pool of customers. We derive some of our revenues from shipping LNG and NGL from politically and economically unstable regions, such as Russia, Angola and Yemen. Hostilities, strikes, or other political or economic instability in regions where we or these customers operate or where we or they may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions, or on the ability of these customers to make payments or otherwise perform their obligations to us.

In addition, tariffs, trade embargoes, asset freezes and other economic sanctions by the United States or other countries against countries in which we operate, or to which we trade, or to which we or any of our customers, joint venture partners or business partners become subject, may harm our business. For example, general trade tensions between the United States and China escalated in 2018 and continued through much of 2019, with the United States imposing a series of tariffs on China and China responding by imposing tariffs on United States products. Although during the last quarter of 2019, the United States and China negotiated an agreement to reduce trade tensions which became effective in February 2020, our business could be harmed by increasing trade protectionism or trade tensions between the United States and China, as well as any trade embargoes or other economic sanctions by the United States or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities, or diplomatic or political pressures that limit trading activities with those countries. In addition, sanctions imposed on certain Russian companies and individuals starting in 2014 based on Russia's involvement in divesting control by Ukraine of the Crimea region and sanctions announced in response to Russia's invasion of Ukraine in 2022 may also adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. Further, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results. Please see below relating to our two vessels chartered out to YLNG in “Item 3 – Risk Factors: We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel, or any adjustment to our charter contracts could result in a significant loss of revenues and cash flow.”
We depend on certain of our joint venture partners to assist us in operating our business and competing in our markets.
We have entered into, and expect to enter into additional, joint venture arrangements with third parties to expand our fleet and access growth opportunities. In particular, we rely on the expertise and relationships that our joint ventures and joint venture partners may have with current and potential customers to jointly pursue LNG and NGL projects and provide assistance in competing in new markets.

Our ability to compete for the transportation requirements of certain LNG and NGL projects, enter into new charter contracts, secure financings and expand our customer relationships depends in part on our ability to leverage our relationships with our joint venture partners and their reputations and relationships in the shipping industry. If certain of our joint venture partners suffer material damage to their reputations or relationships it may harm our ability to:

•renew existing charters upon their expiration;
•obtain new charters;
•successfully interact with shipyards during periods of shipyard construction constraints;
•obtain financing on commercially acceptable terms; or
•maintain satisfactory relationships with our employees and suppliers.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to our preferred unitholders.
We may be unable to charter or recharter vessels at attractive rates, which may lead to reduced revenues and profitability.
Our ability to charter or recharter our LNG and NGL carriers upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters depend upon, among other things, the then current states of the LNG and NGL carrier markets. As of December 31, 2022, in our LNG and NGL operating fleets, we had one and seven vessels, respectively, that were laid-up or trading in the spot market; two and 11 vessels, respectively, with charters scheduled to expire in 2023, excluding extension options; and seven and six vessels, respectively, with charters scheduled to expire in 2024, excluding extension options. If charter rates are low when existing time charters expire, we may be required to recharter our vessels at reduced rates or even possibly at a rate whereby we incur a loss, which would harm our results of operations. Alternatively, we may determine to leave such vessels off-charter, which would also harm our results of operations. The size of the current orderbooks for LNG carriers and NGL carriers is expected to result in the increase in the size of the world LNG and NGL fleets over the next few years. An over-supply of vessel capacity, combined with stability or any decline in the demand for LNG or NGL carriers, may result in a reduction of charter hire rates.
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
•upon a breach by us of the relevant contract, the customer exercises certain rights to terminate the charter, purchase or cause the sale of the vessel or, under some of our charters, convert the time-charter to a bareboat charter (some of which rights are exercisable at any time);

•the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter;
•under some of our time-charters, the customer terminates the charter because of the termination of the charterer’s sales agreement or a prolonged force majeure event affecting the customer, including damage to or destruction of relevant facilities, war or political unrest preventing us from performing services for that customer; or
•the customer becomes subject to applicable sanctions laws which prohibit our ability to lawfully charter our vessel to or receive payment from such customer.

Two of the six MALT LNG Carriers in our 52%-owned MALT Joint Venture, the Seapeak Marib and Seapeak Arwa, were chartered-out to Yemen LNG under long-term charter contracts with YLNG. However, due to the political unrest in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the MALT Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments was deferred. Concurrently with the expiration of the most recent deferral arrangement, in February 2022, the MALT Joint Venture entered into a second suspension agreement with YLNG (or the Second Suspension Agreement) pursuant to which the MALT Joint Venture and YLNG agreed to suspend the two charter contracts for a further period of up to three years until February 2025. Subsequently, YLNG approved the sub-chartering of the Seapeak Marib by the MALT Joint Venture until mid-2026. Please read “Item 5 – Operating and Financial Review and Prospects: Significant Developments in 2022 and Early 2023 – MALT LNG Carriers Charter Contracts."

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

The loss of certain of our customers, time-charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to our preferred unitholders.
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
•make certain investments; and
•enter into new lines of business.

Some of our financing arrangements require us to maintain a minimum level of tangible net worth, to maintain certain ratios of vessel values as it relates to the relevant outstanding principal balance, to maintain a minimum level of aggregate liquidity, to maintain leverage below a maximum level and require certain of our subsidiaries to maintain restricted cash deposits. Please read "Item 5 – Operating and Financial Review and Prospects: Liquidity and Capital Resources." Our ability to comply with covenants and restrictions contained in our financing agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions, and in certain cases the ability of our joint venture partners to comply with applicable laws and regulations (including business corruption and sanctions regulations). If any such events were to occur, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, and we are unable to cure such breach within the prescribed cure period, a significant portion or all of the obligations may, at the election of the relevant lender, become immediately due and payable, and the lenders’ commitment to make further loans available to us may terminate. In certain circumstances, this could lead to cross-defaults under other financing agreements which in turn could result in obligations becoming due and commitments being terminated under such agreements. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans and finance leases or our need to sell assets or take other actions in order to meet our debt obligations.

Furthermore, the termination of any of our charter contracts by our customers could result in the repayment of our financing agreements to which the chartered vessels relate.
Any capital expenditures, including as a result of pursuing future fleet expansion opportunities, may impact our liquidity position. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions to our preferred unitholders.
We make substantial capital expenditures to maintain and expand our fleet or business, including capital expenditures associated with drydocking vessels, modifying existing vessels, and acquiring secondhand or newbuilding vessels. We currently have on order five LNG carrier newbuilding vessels that are scheduled for deliveries during 2027. If we bid on and are awarded contracts relating to any LNG and NGL project, we will incur significant additional capital expenditures to build the related LNG and NGL carriers. Obligations of us and our joint ventures to pay committed expenditures are not conditional upon our or their ability to obtain financing for such expenditures.

To fund any future capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or equity securities. Use of cash from operations may impact our liquidity and ability to pay distributions to preferred unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition, including the possibility of defaulting under our newbuilding contracts.

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
As at December 31, 2022, our consolidated debt and obligations related to our credit facilities and finance leases totaled $3.1 billion and we had the capacity to borrow an additional $45.0 million under our revolving credit facility. This facility may be used by us for general corporate purposes. If we obtain debt financing for future newbuilding orders or we are awarded contracts for new LNG or NGL newbuild projects, our consolidated debt and obligations will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

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

Our ability to service our debt and obligations related to our credit facilities and finance leases depends upon, among other things, our future financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. Furthermore, our ability to borrow against the vessels in our existing fleet and any vessels we may acquire in the future largely depends on the value of the vessels, which in turn depends in part on charter hire rates, charter lengths and the ability of our charterers to comply with the terms of the charters. If our operating results are not sufficient to service our current or future indebtedness under our financing agreements, we will be forced to take actions such as reducing distributions, reducing, canceling or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, seeking to restructure or refinance our debt, seeking additional debt or equity capital or seeking bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms, or at all.
Restrictions in our financing agreements may prevent us from paying distributions on our preferred units.
The payment of principal and interest on our debt reduces cash available for distribution on our preferred units. In addition, our financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:

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
Changes in the NGL markets could result in decreased demand for our NGL vessels operating in the spot market.
Our NGL carriers that operate in the NGL spot market are either owned by us or owned or chartered-in by our 50/50 NGL-related joint venture with Exmar NV (or Exmar) (or the Exmar LPG Joint Venture) that owns and charters-in NGL carriers with a primary focus on the mid-size NGL carrier segment. The charters in the spot market operate for short durations and are priced on a current, or “spot,” market rate. The NGL spot market is volatile and fluctuates based upon the many conditions and events that affect the price, production and transport of NGL, including, among others, competition from alternative energy sources and negative global or regional economic or political conditions. Any adverse changes in the NGL markets may impact our ability to enter into economically beneficial charters when our NGL carriers complete their existing short-term charters in the NGL spot market, which may reduce vessel earnings and impact our operating results.
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

During 2020, we recognized total write-downs of vessels of $51.0 million. During 2021, we recognized a $30.0 million write-down on our investment in our 50% owned joint venture with Exmar which owned one LNG carrier (or the Excalibur Joint Venture). In September 2022, we sold our 50% ownership interest in the Excalibur Joint Venture. During 2022, we recognized total write-downs of vessels of $54.0 million and a $86.9 million write-down on our investment in our MALT Joint Venture. For information about these write-downs, please read "Item 5 – Operating and Financial Review and Prospects: Management's Discussion and Analysis of Financial Condition and Results of Operations – Year Ended December 31, 2022 versus Year Ended December 31, 2021", "Item 18 - Financial Statements: Note 7 - Equity-Accounted Joint Ventures", and "Item 18 – Financial Statements: Note 19 – Write-down and Gain on Sales of Vessels."

Increased technological innovation in vessel design or equipment could reduce the competitive capability of certain of our vessels, our charter hire rates and the value of vessels.
The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy, boil-off ratio and reliquefaction capabilities (in the case of LNG vessels), and the ability for LNG or NGL cargo to be loaded and unloaded quickly. More efficient vessel designs, engines or other features may increase overall vessel efficiency. Flexibility includes the ability to access LNG and NGL storage facilities, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new LNG or NGL carriers are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced LNG or NGL carriers could reduce recharter rates available to our vessels and the resale value of the vessels. As a result, our business, results of operations and financial condition could be harmed.
Actual results of new vessel technologies or upgrades may differ from expected results and affect our results of operations.
We have invested and are investing in vessel technology upgrades such as M-type, Electronically Controlled, Gas Injection (or MEGI) engines, M-type, Electronically Controlled, Gas Admission (or MEGA) engines, and other equipment and designs for certain LNG carriers, including, among other things, to improve fuel efficiency and vessel performance. These new engine designs and other equipment may not perform to expectations during actual operations, which may result in our exposure to performance claims based on failure to achieve specified performance requirements included in certain charter party agreements. During certain operations, actual fuel consumption for our MEGI LNG carriers has exceeded and may continue to exceed specified levels in certain charter party agreements, which resulted and may continue to result in reimbursement by us to the charterer for the cost of the excess fuel consumed. We completed installations of additional equipment on certain of our MEGI LNG carriers to lower fuel consumption on these vessels. Continued reimbursement obligations, unrecovered capital expenditures, delays in the installation of future equipment, or new equipment installations not performing to our expectations could harm our results of operations or financial condition.
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
Part of our strategy includes acquiring existing LNG and NGL carriers or LNG and NGL shipping businesses as the opportunities arise. Historically, there have been very few purchases of existing vessels and businesses in the LNG and NGL shipping industries. Factors that may contribute to a limited number of acquisition opportunities in the LNG and NGL shipping industries in the near term include the relatively small number of independent LNG and NGL fleet owners and the limited number of LNG and NGL carriers not subject to existing long-term charter contracts. In addition, competition from other companies could reduce our acquisition opportunities or cause us to pay higher prices.

In December 2022, we acquired Greenship Gas Trust, Greenship Gas Manager Pte. Ltd. and their subsidiaries (collectively Evergas), which owns and operates a fleet of 16 NGL vessels (including six in-chartered vessels) and owns a 50% interest in the Dan-Unity CO2 joint venture (Dan-Unity JV).

Our acquisition of Evergas, along with any other acquisitions of a vessel or business, may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, acquisitions, including our acquisition of Evergas, may expose us to risks that may harm our business, financial condition and operating results, including risks that we may:

•fail to realize anticipated benefits, such as new customer relationships, successful integration, cost-savings or cash flow enhancements;
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
The operation of LNG and NGL carriers, and LNG facilities, is inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, and other liability insurance, all risks may not be adequately insured against, and any particular claim may not be paid or paid in full. In addition, only certain of our LNG and NGL carriers carry loss of hire insurance covering the loss of revenues resulting from vessel off-hire time due to our assessment of the cost of the insurance relative to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims relating to our operations covered by insurance are subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. In addition, the cost of this protection and indemnity coverage has significantly increased and may continue to increase. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a total loss of a vessel.

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

Changes in the insurance markets attributable to structural changes in insurance markets, economic factors, sanctions (particularly those relating to Russia), the impact of the COVID-19 pandemic, outbreaks of other communicable diseases, war, terrorist attacks, environmental catastrophes, or political change may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available may be significantly more expensive than our existing coverage or be available with restrictive terms.
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

Russia's invasion of Ukraine in early 2022 has resulted in further economic sanctions issued by the United States, the EU, the United Kingdom and other jurisdictions relating to the banning of transactions with numerous Russian financial institutions, a ban on the transportation of certain types of Russian cargo including crude oil, a ban on new investments in Russia, and numerous other trade restrictions. While uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions and future sanctions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

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
We are exposed to the impact of interest rate changes primarily through our variable-rate borrowings and finance lease obligations that require us to make interest payments based on LIBOR, the Euro Interbank Offered Rate (or EURIBOR), the Norwegian Interbank Offered Rate (or NIBOR) or the Secured Overnight Finance Rate (or SOFR). Significant increases in interest rates could adversely affect our profit margins, results of operations and our ability to service our financing agreements. In accordance with our risk management policy, we use interest rate swaps on certain of our debt and cross currency swaps on our NOK bonds to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt. However, any hedging activities entered into by us may not be effective in fully mitigating our interest rate risk from our variable rate obligations.

In addition, we are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. For further information about our financial instruments at December 31, 2022, that are sensitive to changes in interest rates, please read "Item 11 – Quantitative and Qualitative Disclosures About Market Risk."
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could harm our business and the trading price of our preferred units.
Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing we conduct in connection with Section 404 of the Sarbanes-Oxley Act of 2002 may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Ineffective internal controls could also cause us to incur additional costs to improve our internal control and disclosure control systems and procedures, which could harm our business and have a negative effect on the trading price of our securities.

In February 2023, following discussions with KPMG LLP, our independent external auditor, we identified an error in our reporting of unrealized gains from the interest rate swaps in two of our equity-accounted joint ventures (or the Joint Ventures) for the three months ended March 31, 2022, the three and six months ended June 30, 2022 and the three and nine months ended September 30, 2022, as we reported these gains in equity income in our consolidated statements of income for the periods indicated instead should have reflected the application of hedge accounting and the income impact of changes in the fair value of the designated instruments within other comprehensive income in our consolidated statements of comprehensive income for such periods. We have filed with the SEC amended Forms 6-K/A relating to the periods ended March 31, June 30 and September 30, 2022 that restate our previously reported results for the applicable periods, to reflect the unrealized gains within other comprehensive income within our statements of comprehensive income for such periods. There were no changes or impact to our previously reported total comprehensive income (including the allocation of such amount between the Company’s common unitholders and preferred unitholders), or to our previously reported assets, liabilities, total equity (including the allocation of such amount between our common unitholders and preferred unitholders), cash flows and liquidity. Further, for the year ended December 31, 2022 included in this Annual Report, we have included unrealized gains (losses) from interest rate swaps in the Joint Ventures within other comprehensive income within our consolidated statements of comprehensive income for such period, in compliance with GAAP. Additional information about the restatement is contained in Note 18 to our consolidated financial statements for the three and nine months ended September 30, 2022 included in our Form 6-K/A covering such periods filed with the SEC as of the date of this Annual Report on March 31, 2023.

It was also determined that this deficiency constituted a material weakness in our internal control over financial reporting. Consequently, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2022, as indicated in “Item 15. Controls and Procedures” of this Annual Report. We have taken steps to remediate the internal control deficiency, which consists of us modifying our policy on assessing complex accounting issues to require our analysis to include a review of certain published non-authoritative guidance, where such guidance exists. We believe that the above actions will be effective in remediating the internal control deficiency described above. Although we have taken steps to remediate the deficiency, there is no assurance that other deficiencies or material weaknesses may not exist or arise in the future.
Use of LIBOR is currently scheduled to cease, and interest rates on our LIBOR-based obligations may increase, and distributions on our Series B Preferred Units may change, in the future.
A significant portion of our debt facilities include interest rates primarily based on LIBOR, and the distribution rate on our Series B Preferred Units is scheduled to become based on LIBOR or an alternative rate after October 15, 2027. LIBOR is no longer published on a representative basis, with the exception of the most commonly used tenors of U.S. dollar LIBOR, which will no longer be published on a representative basis after June 30, 2023. The U.S. Federal Reserve has selected as an alternative SOFR, a new index calculated by short-term repurchase agreements, backed by Treasury securities. SOFR is observed and backward-looking, in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. The ongoing transition from LIBOR to SOFR or any other alternative to LIBOR may not produce the economic equivalent of LIBOR for purposes of our LIBOR-based obligations, including, following October 2027, the distribution rate on our Series B Preferred Units. The manner and impact of this transition may materially adversely affect the trading market for LIBOR-based agreements, including our credit facilities, interest rate swaps and Series B Preferred Units. We will need to negotiate the replacement benchmark rate on our LIBOR-based credit facilities and interest rate swaps, and the use of an alternative rate or benchmark may negatively impact our interest rate expense. Any other contracts entered into in the ordinary course of business which currently refer to, use or include LIBOR, may also be impacted.
Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt our operations and adversely affect our operations.
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
Our directors and officers and Stonepeak and its other affiliates which have a controlling interest in us and control the appointment of members of our Board have conflicts of interest and limited or no fiduciary duties, which may permit them to favor their own interests to those of us or our preferred unitholders.
Stonepeak and its affiliates own all of our outstanding common units, which also permits them to appoint and remove all of our directors (other than any single director our preferred unitholders may be permitted to elect if we are six months in arrears in paying preferred unit distributions (or a Preferred Unit Elected Director)). Neither we nor our directors or officers nor Stonepeak owe any fiduciary duties to our preferred unitholders, other than an implied contractual duty of good faith and fair dealing pursuant to our operating agreement. Three of our directors currently also serve as officers and/or directors of Stonepeak or its other affiliates. In addition, one of our directors is also a member of our management and therefore is considered to be non-independent. Consequently, these directors may encounter situations in which their fiduciary obligations to Stonepeak or its other affiliates, on the one hand, and any obligation to us or our preferred unitholders, on the other hand, are in conflict. The resolution of these conflicts may not always be in the best interest of us or our preferred unitholders. These conflicts include, among others, the following situations:

•neither our operating agreement nor any other agreement requires Stonepeak or its affiliates to pursue a business strategy that favors us or utilizes our assets, and directors and officers of Stonepeak and its other affiliates have fiduciary duties to make decisions in the best interests of the owners of Stonepeak and such other affiliates, which may be contrary to our interests;
•our Board is allowed to take into account the interests of parties other than us, such as Stonepeak and its other affiliates, in resolving conflicts of interest, which has the effect of limiting any obligation to our preferred unitholders;
•our operating agreement limits the liability and reduces the fiduciary duties and obligations of our directors and officers under the laws of the Republic of the Marshall Islands, while also restricting the remedies available to our preferred unitholders, and preferred unitholders are treated as having agreed to such modified standards and to certain actions that may be taken by our Board, all as set forth in our operating agreement;
•our Board controls the enforcement of obligations owed to us by Stonepeak and its other affiliates; and
•our Board decides whether to retain separate counsel, accountants or others to perform services for us, which may be the same firms that provide services to Stonepeak or other affiliates.

Except in limited circumstances, our Board, which is appointed by a common unit majority, has the power and authority to conduct our business without approval of our preferred unitholders.
Our operating agreement provides that members of our Board (other than any Preferred Unit Elected Director) are appointed only by a common unit majority and may be removed, with or without cause, and at any time, by a common unit majority. As a result, Stonepeak and its affiliates, which own all our outstanding common units, are able to control the appointment and removal of members of our Board (other than any Preferred Unit Elected Director). Under our operating agreement, our Board generally has full power and authority to do all things (other than those limited items that require approval of our preferred unitholders or with respect to which our Board has sought Conflicts Committee approval) on such terms as it determines to be necessary or appropriate to conduct our business including, among others, the following:

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
•the distribution of our cash;
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
Our joint venture arrangements impose obligations upon us but in certain circumstances limit our control of the joint ventures, which may affect our ability to achieve our joint venture objectives.
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

Our business includes transporting LNG and NGL. Regulatory changes and growing public concern about the environmental impact of climate change may lead to reduced demand for hydrocarbon products and decreased demand for our services, while increasing or creating greater incentives for use of alternative energy sources. We expect regulatory and consumer efforts aimed at combating climate change to intensify and accelerate. Although we do not expect demand for oil and gas to decline dramatically over the short-term, in the long-term, climate change initiatives will likely significantly affect demand for oil and gas and for alternatives. Any such change could adversely affect our ability to compete in a changing market and our business, financial condition and results of operations.
Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to ESG policies and practices may impose additional costs on us or expose us to additional risks.
Companies across all industries are facing increasing scrutiny relating to their ESG policies and disclosures. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and, in recent years, have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and their business and financial condition may be adversely affected.

We may face increasing pressures from investors, lenders, customers and other market participants, which are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing investors and lenders remain invested in us and make further investments in us, or in order for customers to consider conducting future business with us, especially given our business of transporting LNG and NGL. In addition, it is likely we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
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
The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. For most vessels, compliance with the applicable standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. We have implemented and are continuing to implement ballast water management system upgrades on certain of our vessels in accordance with the applicable timelines imposed by the IMO. The cost of compliance with these regulations, including as a result of installing such systems, may be substantial and may adversely affect our results of operation and financial condition. In addition to the requirements under the IMO, the United States Coast Guard (or USCG) has imposed mandatory ballast water management practices for all vessels equipped with ballast water tanks and entering U.S. waters. These USCG regulations may have the effect of restricting our vessels from entering U.S. waters, unless we equip our vessels with pre-approved ballast water treatment system (or BWTS) or receive authorization by a duly-issued permit or exemption.
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
Finance ministers of the EU rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are put on a “grey list” or a “black list”. Bermuda and the Marshall Islands were removed from the black list in May and October 2019, respectively. Subsequently, in February 2020, Bermuda and the Marshall Islands were "white-listed" by the EU. On February 24, 2022, Bermuda was put on the "grey list" and was moved back to the "white list" on October 25, 2022. On February 14, 2023, the Marshall Islands was re-added to the "black list". Although we understand that the Marshall Islands is committed to full cooperation with the EU and expects to be re-designated to the "white list" in October 2023, subject to review by the EU Council, we do not know what actions the Marshall Islands may take, if any, to remove itself from the "black list" and whether the EU will remove the Marshall Islands from the list in October 2023 or at all.

EU member states have agreed upon a set of measures, which they can choose to apply against the grey or black listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the "black list". The effect of the EU "black list" could have material adverse effects on our business, financial condition and operating results.

A majority of our subsidiaries are Marshall Islands entities and some of our subsidiaries are either organized or registered in Bermuda. These jurisdictions have enacted economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with the Bermuda and the Marshall Islands economic substance requirements and do not currently expect that these requirements will have a material adverse effect on our business, financial condition and operating results. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the noncompliant entity, which could have an adverse effect on our business, financial condition or operating results.
Information and Technology Risks
A cyber-attack could materially disrupt our business.
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
Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services and continue to develop in ways which we cannot predict, including with respect to evolving technologies such as cloud computing. The EU has adopted the General Data Privacy Regulation (or the GDPR), a comprehensive legal framework to govern data collection, processing, use, transfer and sharing and related consumer privacy rights which took effect in May 2018 and the People’s Republic of China adopted the Personal Information Protection Law, containing similar provisions, which took effect in November 2021. These and other privacy laws include significant penalties for non-compliance. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.
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
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC for such purposes in any taxable year in which, after taking into account the income and assets of the corporation and, pursuant to a “look-through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value) and any partnership in which the corporation directly or indirectly owns less than 25% of the equity interests (by value) to the extent the corporation satisfies an "active partner" test and does not elect out of "look through" treatment, either (i) at least 75% of its gross income consists of “passive income,” or (ii) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income”.

There are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries' time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing passive foreign investment companies (or PFICs), there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for the 2023 taxable year or any future taxable year if there were to be changes in our and our look-through subsidiaries' assets, income or operations.

If we or the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under "Item 10 – Additional Information: Material United States Federal Income Tax Considerations") held units, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read "Item 10 – Additional Information: Material United States Federal Income Tax Considerations – United States Federal Income Taxation of U.S. Holders – Consequences of Possible PFIC Classification." In addition, if we or the IRS were to determine that we are or have been a PFIC, the price of our preferred units may decline and our ability to raise capital on acceptable terms may be adversely affected.
We are subject to taxes, which may impact our liquidity position.
We or our subsidiaries (including those owned in our joint ventures) are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which may adversely impact our liquidity position. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions, including in certain cases estimates, on matters that are not entirely free from doubt and for which we may not have received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing our cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on us or our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, with respect to our taxable year ending in 2022, we expect that the Section 883 Exemption (as defined below under “Item 4E – Taxation of the Company”) will be applicable to us, however, changes in the ownership of our units may cause us to be unable to claim a Section 883 Exemption. If we were not exempt from taxation under Section 883 of the Code, we would be subject to U.S. federal income tax on income we earn from voyages into or out of the United States, which is not within our complete control. In addition, we and some of our subsidiaries may rely on an exemption under subsection 250(6) of the Income Tax Act (Canada) (or the Canada Tax Act) for (i) corporations whose principal business is international shipping and that derive all or substantially all of their revenue from international shipping, and (ii) corporations that hold eligible interests in such corporations or other eligible entities. The exemption deems the qualifying corporations not to be resident in Canada for Canadian income tax purposes. If a corporation that would, but for the subsection 250(6) exemption, be resident in Canada is unable to satisfy the requirements of the subsection 250(6) exemption, that corporation would be subject to Canadian income tax on its world-wide income and dividend distributions to the corporation’s shareholders who are non-residents of Canada would generally be subject to Canadian withholding tax.

Additionally, tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. For example, various governments and organizations such as the EU and Organization for Economic Co-operation and Development (or the OECD) are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue. In January 2019, the OECD announced further work in continuation of its Base Erosion and Profit Shifting project, focusing on two “pillars.” Pillar One provides a framework for the reallocation of certain residual profits of multi-national enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two consists of two interrelated rules referred to as Global Anti-Base Erosion Rules, which operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. In October 2021, more than 130 countries tentatively signed on to a framework that imposes a minimum tax rate of 15%, among other provisions. The framework calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. Qualifying international shipping income is currently exempt from many aspects of this framework if the exemption requirements are met. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules, which are generally consistent with the agreement reached by the framework in October 2021. On December 12, 2022, the EU member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on large multinational enterprises with revenues of at least €750 million, which generally would go into effect in 2024. If we are in the scope of OECD’s Pillar Two rules, including due to our inability to satisfy the requirements of the international shipping exemption, these changes, when and if enacted and implemented by various countries in which we do business, could result in additional tax imposed on us or our subsidiaries, further reducing our cash available for distribution.

Typically, most of our charter contracts require the charterer to indemnify us in respect of taxes incurred as a consequence of the voyage activities of our vessels, which are under the direction of the charterers. However, we, our joint ventures and our subsidiaries operate in numerous jurisdictions which may result in various voyage-related or freight taxes being imposed. Although we are generally entitled to indemnification from our charterers for these taxes, there is a risk that we may not be able to successfully claim an indemnity for tax liabilities which could impact our financial condition and ability to make cash distributions.

Item 4.Information on the Company
A.Overview, History and Development
Overview and History
Seapeak LLC is an international provider of marine transportation services focusing on LNG and NGL. We were formed in 2004 for the purpose of operating in the LNG shipping sector. Our primary strategy focuses on servicing our customers through our fleet of LNG and NGL carriers under medium to long-term, fixed-rate charters. In executing our strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that provide increased access to emerging opportunities from global expansion of the LNG and NGL sectors. We pursue opportunities in the LNG and NGL sectors and may consider other opportunities to which our competitive strengths are well suited, including entering into adjacent liquefied gas markets, renewable markets, and other maritime opportunities.

As of December 31, 2022, our fleet, excluding newbuildings, consisted of 46 LNG carriers (including 24 LNG carriers that are accounted for under the equity method) and 41 NGL carriers (including the 19 carriers that are accounted for under the equity method). In addition, as at December 31, 2022, we had one LNG receiving and regasification terminal in Bahrain, in which we have a 30% ownership interest. Our equity-accounted LNG carriers include (i) six LNG carriers (or the MALT LNG Carriers) relating to our 52% ownership interest in the MALT Joint Venture, (ii) four LNG carriers (or the RasGas III LNG Carriers) relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation in which we have a 40% ownership interest, (iii) four LNG carriers relating to the Angola Project (or the Angola LNG Carriers) in our joint venture with Mitsui & Co. Ltd. and NYK Energy Transport (Atlantic) Ltd. (or the Angola Joint Venture) in which we have a 33% ownership interest, (iv) four LNG carriers (or the Pan Union LNG Carriers), in which we have interests ranging from 20% to 30%, relating to our joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd, and (v) six ARC7 LNG carriers relating to the Yamal LNG Joint Venture. As of December 31, 2022, our 19 equity-accounted NGL carriers (or the Exmar LPG Carriers) relate to our Exmar LPG Joint Venture. As at December 31, 2022, we had five LNG carrier newbuildings scheduled for delivery throughout 2027, and two NGL carrier newbuildings within the Exmar LPG Joint Venture scheduled for delivery between 2024 and 2025.

Our fleets of LNG and NGL carriers (excluding newbuildings but including equity-accounted vessels) currently have approximately 7.6 million and 1.2 million cubic meters of total capacity, respectively.

On January 13, 2022, we (then known as Teekay LNG Partners L.P. (or the Partnership)) were acquired through a merger by investment vehicles managed by Stonepeak. Pursuant to the merger and related transactions (or the Stonepeak Transaction), Stonepeak and its affiliates acquired: (1) 100% of the issued and outstanding common units of the Partnership, (2) 100% of the ownership interests of Teekay GP L.L.C., the general partner of the Partnership (or the General Partner), and (3) certain operating subsidiaries from Teekay Corporation which provide services to the Partnership, its subsidiaries and joint ventures.

On February 25, 2022, the Partnership converted from a limited partnership formed under the laws of the Republic of the Marshall Islands into a limited liability company formed under the laws of the Republic of the Marshall Islands (or the Conversion). Concurrently with the Conversion, the Partnership changed its name from "Teekay LNG Partners L.P." to "Seapeak LLC". As a result of the Conversion, Seapeak LLC no longer has a general partner and affiliates of Stonepeak now own 100% of our limited liability company common units. Please see “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2022 and Early 2023” for additional information about the Stonepeak Transaction and the Conversion.

On December 29, 2022, we acquired Evergas and its fleet of 16 NGL vessels in an all-cash transaction plus the assumption of indebtedness. Evergas owns and operates two Very Large Ethane Carriers and eight Multigas/LNG carriers, all of which are on fixed-rate time-charters to Ineos Group Limited. Evergas also controls six LPG carriers under bareboat leases scheduled to end in December 2024. In addition, Evergas holds a 50% interest in the Dan-Unity JV with the remaining 50% held by Ultragas ApS, which is exploring potential CO2 carrier growth opportunities. Please read "Item 18 – Financial Statements: Note 20 – Acquisition of Evergas" for additional information about this transaction.

Our principal executive offices are at 2000, 550 Burrard Street, Vancouver, B.C., Canada, V6C 2K2. Our telephone number at such address is (604) 609-4735.

The SEC maintains an internet site at www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website is www.seapeak.com. The information contained on our website is not part of this annual report.
B.Operations
Our Fleet and Our Charters
We generate revenues by charging customers for the transportation of their LNG and NGL using our vessels. The substantial majority of these services are provided through time-charter contracts, where vessels are chartered to customers for fixed periods of time at rates that are generally fixed but may contain a variable component based on inflation, interest rates or other factors.

Our vessels and our LNG regasification terminal in Bahrain primarily operate under fixed-rate contracts with major energy and utility companies. As of December 31, 2022, the average remaining term for these contracts was approximately 10 years for our LNG carriers and regasification terminal and approximately three years for our NGL carriers, subject, in certain circumstances, to termination or vessel purchase rights.

“Hire” rate refers to the basic payment from the customer for the use of a vessel. Hire is payable monthly, in advance, in U.S. Dollars or Euros, as specified in the charter. The hire rate generally includes two components – a capital cost component and an operating expense component. The capital cost component typically approximates the amount we are required to pay under vessel financing obligations. The operating expense component, which in certain cases adjusts annually for inflation, is intended to compensate us for vessel operating expenses.

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

With the exception of the Seapeak Arctic and Seapeak Polar, which are the only two ships in the world that utilize the Ishikawajima Harima Heavy Industries Self Supporting Prismatic Tank IMO Type B independent tank technology, our fleet uses two of the Gaz Transport and Technigaz (or GTT) membrane containment systems. The GTT membrane systems are used in the majority of LNG tankers now being constructed. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2022, our LNG carriers, including equity-accounted vessels, had an average age of approximately 10 years, compared to the world LNG carrier fleet average age of approximately 11 years. In addition, as at that date, there were approximately 710 vessels in the world LNG fleet and approximately 313 additional LNG carriers under construction or on order, inclusive of floating storage units and floating storage regasification units.

The following table provides additional information about the LNG carriers in our operating fleet as of December 31, 2022.

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
	(cubic meters)
Operating LNG carriers:
Consolidated
Seapeak Arctic	87,305	1993	100%	Held for Sale(16)	N/A	N/A
Seapeak Polar	87,305	1993	100%	Time-charter	TotalEnergies Gas & Power Limited	May 2023
Seapeak Hispania	137,814	2002	100%	Time-charter	Deutsche Regas Betriebs GmbH	Jun. 2024

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
	(cubic meters)
Seapeak Catalunya	135,423	2003	100%	Time-charter	Gas Natural SDG	Aug. 2023
Seapeak Galicia	137,814	2004	100%	Time-charter	LNG Shipping S.P.A.(3)	Jul. 2029(4)
Seapeak Madrid	135,423	2004	100%	Time-charter	Shell International Trading Middle East Ltd.	Dec. 2024
Al Marrouna	149,539	2006	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Oct. 2026(5)
Al Areesh	148,786	2007	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jan. 2027(5)
Al Daayen	148,853	2007	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Feb. 2027(5)
Tangguh Hiri	151,885	2008	70%	Time-charter	The Tangguh Production Sharing Contractors	Dec. 2028
Tangguh Sago	155,000	2009	70%	Time-charter	The Tangguh Production Sharing Contractors	May 2029
Seapeak Creole	173,400	2016	100% – Finance lease(6)	Time-charter	Trafigura Maritime Logistics Pte Ltd.	Feb. 2023(14)
Seapeak Oak	173,400	2016	100% – Finance lease(6)	Time-charter	ENN LNG (Singapore) Pte. Ltd	Jun. 2032(15)
Macoma	173,400	2017	100% – Finance lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Sep. 2026(7)
Murex	173,400	2017	100% – Finance lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Oct. 2024(8)
Seapeak Vancouver	173,400	2017	100% – Finance lease(6)	Time-charter	Petroleo Brasileiro S.A.	Mar. 2025
Magdala	173,400	2018	100% – Finance lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Jan. 2024(8)
Myrina	173,400	2018	100% – Finance lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	May 2024(8)
Megara	173,400	2018	100% – Finance lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Jul. 2024(8)
Seapeak Bahrain	173,400	2018	100%	Time-charter	Bahrain LNG W.L.L.	Feb. 2039
Seapeak Glasgow	174,000	2018	100%	Time-charter	BP Gas Marketing Limited	Dec. 2031(9)
Seapeak Yamal	174,000	2019	100% – Finance lease(6)	Time-charter	Yamal Trade PTE. Ltd	Jan. 2034(2)
Equity-Accounted
Seapeak Marib	165,500	2008	52%	Time-charter	Yemen LNG Company Limited(10)	Mar. 2029(11)
Seapeak Arwa	165,500	2008	52%	Time-charter	Yemen LNG Company Limited(10)	Apr. 2029(11)
Al Huwaila	214,176	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	May 2033(2)
Al Shamal	213,536	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	May 2033(2)
Al Kharsaah	214,198	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jun. 2033(2)
Al Khuwair	213,101	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jul. 2033(2)

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
	(cubic meters)
Seapeak Methane	165,500	2008	52%	Time-charter	Trafigura Maritime Logistics Pte Ltd.	Jan. 2024
Woodside Donaldson	165,500	2009	52%	Time-charter	Pluto LNG Party Limited	Jun. 2026(12)
Seapeak Magellan	165,700	2009	52%	Time-charter	TotalEnergies Gas & Power Limited	Jun. 2025
Seapeak Meridian	165,700	2010	52%	Time-charter	Total E&P Norge AS Mansel Limited	Nov. 2030(10)
Soyo	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Aug. 2031(2)
Malanje	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Sep. 2031(2)
Lobito	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Oct. 2031(2)
Cubal	160,400	2012	33%	Time-charter	Angola LNG Supply Services LLC	Jan. 2032(2)
Pan Asia	174,000	2017	30%	Time-charter	Methane Services Limited	Oct. 2037(13)
Pan Americas	174,000	2018	30%	Time-charter	Methane Services Limited	Jan. 2038(13)
Pan Europe	174,000	2018	20%	Time-charter	Methane Services Limited	Jul. 2038(13)
Eduard Toll	172,410	2018	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Rudolf Samoylovich	172,410	2018	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Pan Africa	174,000	2019	20%	Time-charter	Methane Services Limited	Jan. 2039(13)
Nikolay Yevgenov	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Vladimir Voronin	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Georgiy Ushakov	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Yakov Gakkel	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
	7,604,218
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
(6)We are the lessee for these obligations related to finance leases and will be required to purchase the vessel after the end of the lease terms for a fixed price.
(7)The charterer has three options to extend the term for an additional three years each.
(8)The charterer has four options to extend the term for an additional three years each.
(9)The charterer has the right to terminate the charter contract in 2026.
(10)The charter contracts for the Seapeak Marib and Seapeak Arwa with YLNG are currently suspended until early-2025. As of December 31, 2022, Seapeak Marib entered into a nine-month time-charter contract (with three nine-month extension options exercisable by us) with TotalEnergies, which contract is expected to commence subsequent to the vessel redelivering from its current time-charter contract with Trafigura in mid-2023. As of December 31, 2022, the Seapeak Arwa is on a time-charter contract with TotalEnergies, which expires in February 2023. The contract has three further nine-month extension options exercisable by us, of which the first option was exercised in December 2022. Please see “Item 3 – Risk Factors: We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel, or any adjustment to our charter contracts could result in a significant loss of revenues and cash flow” and “Item 5 – Operating and Financial Review and Prospects:

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2022 and early 2023: MALT LNG Carriers Charter Contracts” relating to the status of this charter contract.
(11)The charterer has three options to extend the term for one, five and five additional years, respectively.
(12)The charterer has four options to extend the term for an additional five years each.
(13)The charterer has five options to extend the term for an additional two years.
(14)In February 2023, the vessel commenced a 23-year time-charter contract with China Petroleum & Chemical Corporation.
(15)The charterer has one option to extend the term for an additional three years.
(16)The vessel was sold in February 2023.

The following table provides information about our LNG carrier newbuildings as of December 31, 2022. Charters for these vessels typically commence upon delivery of the vessels.

Vessel	Capacity	Scheduled Delivery Date	Shipyard(1)	Our Ownership	Charterer	Length of Charter
	(cubic meters)
Consolidated
SHI SN Hull No. 2656	174,000	Mar. 2027	SHI	100%	SeaRiver Maritime LLC	10 years(2)
SHI SN Hull No. 2657	174,000	May 2027	SHI	100%	SeaRiver Maritime LLC	10 years(2)
SHI SN Hull No. 2658	174,000	Aug. 2027	SHI	100%	SeaRiver Maritime LLC	10 years(2)
SHI SN Hull No. 2659	174,000	Sep. 2027	SHI	100%	SeaRiver Maritime LLC	10 years(2)
SHI SN Hull No. 2660	174,000	Dec. 2027	SHI	100%	SeaRiver Maritime LLC	10 years(2)
	870,000

(1)Samsung Heavy Industries Co., Ltd.
(2)The charterer has two options to extend the term for an additional three years each.

For our consolidated voyage revenues from LNG customers that accounted for more than 10% of our consolidated voyage revenues, please read “Item 18 – Financial Statements: Note 4 – Segment Reporting
Charter Expirations
We have four LNG carriers (the Seapeak Polar, the Seapeak Catalunya, the Magdala, and the Seapeak Methane) that are subject to time-charter contracts that are scheduled to expire between May 2023 to January 2024.

In anticipation of the scheduled expiry of these time charters, we are pursuing various opportunities relating to the vessels, which may include the exercise of extension options, redeployment under new time charters, disposition, or other opportunities, all of which will depend on evolving market conditions. Please refer to and read “Item 4 – Information on the Company – Liquefied Natural Gas Segment – LNG Carriers” for additional information and the full list of scheduled expiration dates of our time-charter contracts.
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
Natural Gas Liquid Segment
NGL Carriers
We have defined NGL shipping as the transportation of three main categories of cargo: liquid petroleum gases, including propane, butane and ethane; petrochemical gases, including ethylene, propylene and butadiene; and ammonia.

In the NGL market, we compete principally with independent shipowners and operators, and other private and state-controlled energy and chemical companies that generally operate captive fleets.

As of December 31, 2022, our NGL carriers (including equity-accounted vessels) had an average age of approximately nine years, compared to the world NGL carrier fleet average age of approximately 15 years. As of that date, the worldwide NGL tanker fleet consisted of approximately 1,583 vessels and approximately 156 additional NGL vessels were on order for delivery through 2026. NGL carriers range in size from approximately 100 to approximately 98,000 cubic meters. Approximately 38% of the vessels in the worldwide fleet are less than 5,000 cubic meters in size.

NGL carriers are mainly chartered to carry NGL on time-charters, contracts of affreightment or spot voyage charters. The two largest consumers of NGL are residential users and the petrochemical industry. Residential users, particularly in developing regions where electricity and gas pipelines are not developed, do not have fuel switching alternatives and generally are not NGL price sensitive. The petrochemical industry, however, has the ability to switch between NGL and other feedstock fuels depending on price and availability of alternatives.

The following table provides information about our NGL carriers in our operating fleet as of December 31, 2022.

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter
	(cubic meters)
Operating NGL carriers:
Consolidated
Seapeak Napa	10,077	2003	100%	Time-charter	BW Epic Kosan Maritime PTE. Ltd.	Oct. 2024
Seapeak Pan	5,821	2009	100%	Time-charter	Mitsubishi Corporation	Apr. 2023(3)
Seapeak Cathinka	5,831	2009	100%	Spot	Spot market	—
Seapeak Camilla	5,479	2010	100%	Spot	Spot market	—
Seapeak Unikum	12,022	2011	100%	Held for Sale(9)	N/A	N/A
Seapeak Vision	12,022	2011	100%	Held for Sale(10)	N/A	N/A
Caesar	5,000	2012	100% – Chartered-in	Time-charter	SHV Energy Supply & Risk Management SAS	Apr. 2023(1)
Chukar	5,000	2012	100% – Chartered-in	Time-charter	Chartering and Shipping SA	Jun. 2023
Alular	5,000	2012	100% – Chartered-in	Spot	Spot market	—
Jaguar	5,000	2012	100% – Chartered-in	Time-charter	Eni Trade & Biofuels SpA	Dec. 2023(1)
Lekvar	5,000	2013	100% – Chartered-in	Time-charter	SHV Energy Supply & Risk Management SAS	Jun. 2023(6)
Cougar	5,000	2013	100% – Chartered-in	Spot	Spot market	—
Ineos Dolphin	85,000	2020	100% – Finance lease(4)	Time-charter	Ineos Europe AG	Aug. 2029
Ineos Marlin	85,000	2019	100% – Finance lease(5)	Time-charter	Ineos Europe AG	Apr. 2029
Ineos Insight	27,500	2015	100% – Finance lease(5)	Time-charter	Ineos Europe AG	Sep. 2030
Ineos Ingenuity	27,500	2015	100% – Finance lease(5)	Time-charter	Ineos Europe AG	Sep. 2030
Ineos Intrepid	27,500	2015	100% – Finance lease(5)	Time-charter	Ineos Europe AG	Nov. 2030
Ineos Inspiration	27,500	2016	100% – Finance lease(5)	Time-charter	Ineos Europe AG	Mar. 2031
Ineos Innovation	27,500	2016	100% – Finance lease(5)	Time-charter	Ineos Europe AG	Jan. 2027(7)

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter
	(cubic meters)
Ineos Independence	27,500	2017	100% – Finance lease(5)	Time-charter	Ineos Europe AG	Apr. 2027(7)
Ineos Invention	27,500	2017	100% – Finance lease(4)	Time-charter	Ineos Europe AG	May 2027(8)
Ineos Intuition	27,500	2017	100% – Finance lease(4)	Time-charter	Ineos Europe AG	May 2027(8)
Equity-Accounted
Bastogne	35,229	2002	50%	Held for Sale	N/A	N/A
Antwerpen	35,223	2005	50% – Chartered-in	Time-charter	An international energy company	Oct. 2023
Libramont	38,455	2006	50%	Time-charter	An international fertilizer company	May 2026
Sombeke	38,447	2006	50%	Time-charter	An international fertilizer company	Jun. 2027
Sylvie	35,217	2007	50% – Chartered-in	Time-charter	An international fertilizer company	Oct. 2023
BW Tokyo	83,300	2009	50% – Chartered-in	Spot	In NGL Pool	—
Waasmunster	38,115	2014	50%	Time-charter	An international energy company	Oct. 2023
Waregem	38,115	2014	50%	Time-charter	An international fertilizer company	Jan. 2024
Warinsart	38,115	2014	50%	Time-charter	An international energy company	Feb. 2024
Warisoulx	38,115	2015	50%	Time-charter	An international trading company	Jul. 2023
Kaprijke	38,500	2015	50%	Time-charter	An international fertilizer company	Dec. 2025
Knokke	38,500	2016	50%	Time-charter	An international energy company	Apr. 2024
Kontich	38,500	2016	50%	Time-charter	An international energy company	Aug. 2023(1)
Kortrijk	38,500	2016	50%	Time-charter	An international trading company	Jan. 2025(1)
Kallo	38,500	2017	50% – Finance lease(2)	Time-charter	An international fertilizer company	Mar. 2025(1)
Kruibeke	38,500	2017	50% – Finance lease(2)	Time-charter	An international trading company	Feb. 2024
Kapellen	38,500	2018	50% – Finance lease(2)	Time-charter	An international trading company	Jun. 2023
Koksijde	38,500	2018	50% – Finance lease(2)	Time-charter	An international energy company	Dec. 2024
Wepion	38,200	2018	50%	Time-charter	An international fertilizer company	Jan. 2026(1)
	1,235,783
(1)The charterer has one option to extend the term for an additional one year.
(2)Exmar LPG BVBA, in which we have a 50% ownership interest, is the lessee for these obligations related to finance leases and will be required to purchase the vessel after the end of the lease terms for a fixed price.
(3)The charter expiration date includes a three-month extension exercised by the charterer, which may exercise an additional three options each for three-month extension periods.

(4)We are the lessee for these obligations related to finance leases and will be required to purchase the vessel after the end of the lease terms for a fixed price.
(5)We are the lessee for these obligations related to finance leases and have an option to repurchase the vessel after the end of the lease terms for a fixed price.
(6)The charterer has two options to extend the term for additional periods of six months and one year, respectively.
(7)The charterer has one option to extend the term for an additional five years.
(8)The charterer has one option to extend the term for an additional two years.
(9)The vessel was sold and delivered to its buyer in March 2023.
(10)The vessel was sold and is expected to be delivered to its buyer in April 2023.

The following table provides information about our NGL carrier newbuildings under construction as of December 31, 2022. Charters for these vessels typically commence upon delivery of the vessels.

Vessel	Capacity	Scheduled Delivery Date	Shipyard(1)	Our Ownership	Charterer	Length of Charter
	(cubic meters)
Equity-Accounted
H8387	45,000	Dec. 2024	HMD	50%	N/A	N/A
H8388	45,000	Mar. 2025	HMD	50%	N/A	N/A
	90,000

(1)Hyundai Mipo Dockyard Co., Ltd.

No NGL customer accounted for 10% or more of our consolidated voyage revenues during any of 2022, 2021 or 2020. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.
Business Strategies
Our primary long-term business objective is to expand our core businesses globally in order to service our customers' growing gas transportation requirements which we believe will add long-term value for our unitholders. We may evaluate and explore adjacent liquified gas markets, renewable markets, and other maritime opportunities. Our operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high-quality counterparties.

We intend to achieve our long-term business objective, as stated above, by executing the following strategies:

•Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. LNG and NGL project operators seek LNG and NGL transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We seek to leverage our operational expertise to create a sustainable competitive advantage with consistent delivery of superior customer service.
•Expand our LNG and NGL business globally. We seek to capitalize on opportunities emerging from the global expansion of the LNG and NGL sectors by selectively targeting:
•projects that involve medium to long-term, fixed-rate charters;
•cost-effective LNG and NGL newbuilding contracts;
•joint ventures and partnerships with companies that may provide increased access to opportunities in attractive LNG and NGL importing and exporting geographic regions;
•strategic vessel and business acquisitions; and
•specialized projects in adjacent areas of the business.

•Evaluate and explore adjacent liquified gas markets, renewables, and other maritime opportunities. To continue the growth of our Company, we may evaluate and seek to enter into specialized projects in adjacent areas of our business, including other liquified gas markets, renewable markets, and other maritime opportunities.

Safety, Management of Ship Operations and Administration
We internally manage our ship operations, other than the vessels owned or chartered-in by our joint ventures with Exmar, which are commercially and technically managed by Exmar, our six multi-gas carriers, which are technically and commercially managed by external ship managers, two of the Angola LNG Carriers, which are commercially and technically managed by NYK Energy Transport (Atlantic) Ltd. and five of our LNG carriers, which are chartered-out to Shell Tankers (Singapore) Private Ltd. and technically managed by a subsidiary of Royal Dutch Shell Plc. Safety and Environmental Compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, and to minimize the impact on the environment and society. We seek to effectively manage risk in the organization using a three-tiered approach at an operational, management and corporate level, designed to provide a clear line of sight throughout the organization. All of our operational employees receive training in the use of risk tools and the management system. We also have an approved competency management system in place to ensure our seafarers continue their professional development and are competent before being promoted to more senior roles.

We believe in continuous improvement, which has seen our safety and environmental culture develop over a significant time period. Health, Safety and Environmental Program milestones include the roll-out of the Environmental Leadership Program (2005), Safety in Action (2007), Quality Assurance and Training Officer Program (2008), Operational Leadership - The Journey (2010), E-Colours (2014), Significant Incident Potential (2015), Navigation Handbook (2016), Risk Tool Handbook (2017), Safety Management System upgrade (2018), Fleet Training Officer (FTO) Program (2021), Care Culture (2021) and The Seven Standards (2022).

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

We produce a publicly available sustainability report which reflects the efforts, achievements, results and challenges faced by us relating to several key related matters, including emissions, climate change, corporate social responsibility, diversity and health, safety environment and quality. We recognize the significance of ESG considerations and in 2020 set an ESG strategy foundation which is intended to direct our efforts and performance in the years ahead. Our ESG strategy is focused on three broad areas: allocating capital to support the global energy transition; operating our existing fleets as safely and efficiently as possible; and further strengthening our ESG profile. We set annual ESG targets for the organization, which our ESG Department closely monitor.

In addition to our operational experience, our in-house global shore staff provides a full range of technical, commercial and business development services for our LNG and NGL operations. The staff also provides administrative support to our operations in finance, accounting and human resources. We believe this arrangement affords a safe, efficient and cost-effective operation. Vessel management services are provided by our teams located in various offices around the world. These include critical vessel management functions such as:

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
Risk of Loss, Insurance and Risk Management
The operation of any ocean-going vessel, or LNG facility, carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of LNG and NGL is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, sanctions and boycotts, whether relating to us or any of our joint venture partners, suppliers or customers. The occurrence of any of these events may result in loss of revenues or increased costs.

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

The applicable classification society certifies that the vessel’s design and build conform to the applicable Class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that it continues to be maintained in accordance with those rules. In order to validate this, the vessels are surveyed by the classification society, in accordance to the classification society rules, which in the case of our vessels follows a comprehensive five-year special survey cycle, renewed every fifth year. During each five-year period, the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel.

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

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater scrutiny, inspection and safety requirements on all vessels in the oil tanker, LNG and NGL carrier markets and will accelerate the scrapping or phasing out of older vessels throughout these markets.

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

IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Ship and Port Facility Security Code (or ISPS), the ISM Code, the International Convention on Load Lines of 1966, and, specifically with respect to LNG and NGL carriers, the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (or the IGC Code) and International Code for Ships operating in Polar Waters (or the Polar Code). SOLAS provides rules for the construction of and the equipment required for commercial vessels and includes regulations for their safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

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

LNG and NGL carriers are also subject to regulation under the IGC Code. Each LNG and NGL carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG and NGL carriers is currently IGC Code compliant, and each of the shipbuilding contracts for our LNG carrier newbuildings and for the NGL carrier newbuildings requires IGC Code compliance prior to delivery. Amendments to the IGC Code, aligning wheelhouse window fire-rating requirements with those in SOLAS chapter II-2, were adopted in 2016 and became effective on January 1, 2020.

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

Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. Tier III limits are 80% below Tier I, and these cannot be achieved without additional means such as Selective Catalytic Reduction. In October 2016 the IMO’s Marine Environment Protection Committee (or MEPC) approved the designation of the North Sea (including the English Channel) and the Baltic Sea as ECAs for NOx emissions; these ECAs and the related amendments to Annex VI of MARPOL (with some exceptions) entered into effect on January 1, 2019. This requirement is applicable for new ships constructed on or after January 1, 2021 if they visit the Baltic or the North Sea (including the English Channel) and requires the future trading area of a ship to be assessed at the contract stage. There are exemption provisions to allow ships with only Tier II engines, to navigate in a NOx Tier III ECA if the ship is departing from a shipyard where the ship is newly built or visiting a shipyard for conversion/repair/maintenance without loading/unloading cargoes.

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

As of March 1, 2018, amendments to Annex VI impose new requirements on ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work. Amendments to MARPOL Annex VI that makes the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessels' Ship Energy Efficiency Management Plan (or SEEMP) to include a part II describing the ship specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data to the Administration. This has been verified as compliant on all ships for calendar year 2021. The verification of data collected for the 2022 calendar year is ongoing.

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

MSC.338(91) adopted amendments to SOLAS Regulation II-2/10 to clarify that a minimum of two-way portable radiotelephone apparatus for each fire party for fire-fighters' communication shall be carried on board. These radio devices shall be of explosion proof type or intrinsically safe type. As per MSC.338(91), requirements have also been highlighted for audio and visual indicators for breathing apparatus which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 liters. All of our vessels are in compliance with these requirements.

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

All ships above 5,000 gross tonnage calling EU waters are required to comply with EU-MRV regulations. These regulations came into force on July 1, 2015 and aim to reduce GHG emissions within the EU. It requires ships carrying out maritime transport activities to or from European Economic Area ports to monitor and report information including verified data on their CO2 emissions from January 1, 2018. Data collection takes place on a per voyage basis and started from January 1, 2018. The reported CO2 emissions, together with additional data (e.g. cargo, energy efficiency parameters), are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency (or EMSA). Seapeak has signed an agreement with DNV for monitoring, verification and reporting as required by this regulation. We use Veslink forms which have a smooth interface with the DNV system. The reporting period for the 2021 calendar year has been completed, and emission reports for the vessels which have carried out EU voyages have been submitted in the THETIS database. Based on emission reports submitted in THETIS, a document of compliance has been issued and placed on board.
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

From March 1, 2020, all vessels entering waters under the jurisdiction of the People’s Republic of China are prohibited from carrying fuel oil of sulfur content exceeding 0.50% m/m on board ships. Any vessel carrying non-compliant fuel oil in the waters under the jurisdiction of China is to:

•discharge the non-compliant fuel oil; or
•as permitted by the CMSA of calling port, to retain the non-compliant fuel oil on board with a commitment letter stating it will not be used in waters under the jurisdiction of China.
United States
The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (or OPA 90) and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, bareboat charterers, and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liability upon the owners, operators or bareboat charterers of vessels for cleanup costs and damages arising from discharges of hazardous substances. We believe that petroleum products, LNG and NGL should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on LNG or NGL carriers might fall within its scope.

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

OPA 90 and CERCLA do not preclude claimants from seeking damages resulting from the discharge of oil and hazardous substances under other applicable law, including maritime tort law. Such claims could include attempts to characterize the transportation of LNG or NGL aboard a vessel as an ultra-hazardous activity under a doctrine that would impose strict liability for damages resulting from that activity. The application of this doctrine varies by jurisdiction.

The U.S. Clean Water Act (or the Clean Water Act) also prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above.

The United States Environmental Protection Agency (“EPA”) has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships (“VGP”). To be covered by the VGP, owners of certain ships (typically based on ship length) must submit a Notice of Intent (“NOI”) at least 30 days before the ship operates in United States waters. In March 2013, the EPA published a new VGP that included numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water. The VGP also imposed a variety of changes for non-ballast water discharges including more stringent “Best Management Practices” for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. waters. The 2013 VGP was issued with an effective period of December 19, 2013 to December 18, 2018. The Vessel Incidental Discharge Act, (“VIDA”), enacted on December 4, 2018, requires the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. We have submitted NOIs for our fleet and intend to submit NOIs for our ships in the future, where required, and do not believe that the costs associated with obtaining and complying with the VGP or issuing NOIs will have a material impact on our operations.

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
Republic of Korea
The Korean Ministry of Oceans and Fisheries announced an air quality control program that defines selected South Korean ports and areas as ECAs. The ECAs cover Korea’s five major port areas: Incheon, Pyeongtaek & Dangjin, Yeosu & Gwangyang, Busan and Ulsan. From September 1, 2020, ships at berth or at anchor in the new Korean ECAs must burn fuel with a maximum sulfur content of 0.10%. Ships must switch to compliant fuel within one hour of mooring/anchoring and burn compliant fuel until not more than one hour before departure. From January 1, 2022, the requirements have expanded, and the 0.10% sulfur limit will apply at all times while operating within the ECAs.

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

Amendments to the International Convention for the Prevention of Pollution from Ships (or MARPOL) Annex VI entered into force on November 1, 2022. From January 1, 2023 it is mandatory for all ships to calculate their attained Energy Efficiency Existing Ship Index (or EEXI) to measure their energy efficiency and to initiate the collection of data for the reporting of their annual operational carbon intensity indicator (or CII) and CII rating. This means that the first annual reporting will be completed in 2023, with initial ratings given in 2024.The measures are part of IMO's commitment under its 2018 Initial Strategy on Reduction of GHG Emissions from Ships to reduce carbon intensity from all ships by 40% by 2030 compared to 2008. We have calculated the EEXI and Engine Power Limiter (or EPL) values for our vessels. Further, we are exploring alternatives to optimize the emissions output of our vessels, including through the use of applying low friction paints or by installing energy saving devices on board our vessels, such as Mewis ducts.

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

On July 14, 2022, the European Commission presented its proposal to revise the current European Union Emissions Trading System (or EU ETS). The proposal modifies and aligns the existing EU ETS target of 43% GHG emission reduction by 2030 (vs 2005 levels) with the Fit for 55 Package goal, aiming for at least 55% GHG emission reduction for the whole EU economy by 2030 (vs 1990 levels). Following the usual political procedure, both the EU Council and the European Parliament adopted their initial reactions to the proposal of the European Commission in June 2022. With the first step of the political process achieved, the inter-institutional negotiations between the European Parliament, Council and Commission officially began on July 11, 2022. For the maritime industry, the emissions emitted by transport maritime will be integrated in the current EU ETS as from 2025. It will include CO2 emissions of most large vessels. Coverage will be progressive, starting in 2025 with 40% of the emissions emitted in 2024 and aiming to achieve full coverage of intra-EU voyages by 2027. From 2026, non-CO2 emissions such as nitrous oxide (or N2O), soot and methane could also be included in the system. From 2027, the scope may be extended to ships over 400 gross tonnages (or GT), pending a revision in 2026. Offshore vessels over 5000 GT will be included in the EU ETS from 2027. The EU policymakers have also recognised a list of exemptions and measures to avoid carbon leakage. Maritime transport is a sector that will not receive free allocation nor be protected by CBAM. This means that the EU ETS Directive will require the publication of a list of neighboring transshipment ports to avoid evasive behavior of carbon requirements. The agreement also recognizes exemptions for ice class ships (such as our ARC7 vessels), small islands, outermost EU regions and public service journeys between Greece and Cyprus.

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

Many financial institutions that lend to the maritime industry have adopted the Poseidon Principles, which establish a framework for assessing and disclosing the climate alignment of ship finance portfolios. The Poseidon Principles set a benchmark for the banks who fund the maritime sector, which is based on the IMO GHG strategy. IMO has approved an initial GHG strategy in April 2018 to reduce GHG emissions generated from shipping activity, which represents a significant shift in climate ambition for a sector that currently accounts for 2%-3% of global carbon dioxide emissions. As a result, the Poseidon Principles have enabled financial institutions to align their ship finance portfolios with responsible environmental behavior and incentivize international shipping’s decarbonization.
Vessel Security
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and Maritime Transportation Security Act of 2002 (U.S. specific requirements). Procedures are in place to inform the relevant reporting regimes such as Maritime Security Council Horn of Africa, the Maritime Domain Awareness for Trade - Gulf of Guinea, and the Information Fusion Center whenever our vessels are calling in the Indian Ocean Region, or West Coast of Africa or SE Asia high-risk areas respectively. In order to mitigate the security risk, security arrangements are required for vessels which travel through these high-risk areas.
C. Organizational Structure
Our sole common unitholder is Stonepeak and its affiliates.

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as at December 31, 2022.
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
E.     Taxation of the Company
United States Taxation
The following is a discussion of material U.S. federal income tax considerations applicable to us effective January 1, 2019. This discussion is based upon provisions of the Code, legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

Election to be Taxed as a Corporation. We elected to be taxed as a corporation for U.S. federal income tax purposes effective January 1, 2019. As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the United States as discussed below.
Taxation of Operating Income. We expect that substantially all of our gross income and the gross income of our corporate subsidiaries will be attributable to the transportation of LNG, NGL, ammonia and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes income from time-charters.

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

Based on our current operations and the operations of our subsidiaries, most of our Transportation Income is from sources outside the United States and not subject to U.S. federal income tax. Unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Gross Income or U.S. Source Domestic Transportation Gross Income is generally subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below, unless the Section 883 Exemption applies.

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

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy the Substantiation Requirements necessary to qualify for the Section 883 Exemption. Consequently, beginning with respect to our taxable year ending in 2022, our U.S. Source International Transportation Gross Income (including for this purpose, our share of any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we satisfy one of the Ownership Tests. Beginning with respect to our taxable year ending in 2022, we believe that we satisfy one of the applicable Ownership Tests. As such, beginning with respect to our taxable year ending in 2022, we believe the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Gross income.

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

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (which statutory rate as of the end of 2022 was 21%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Gross Income, without benefit of deductions. Beginning with our taxable year ending in 2022, we expect the Section 883 Exemption to be applicable to us. However, if the Section 883 Exemption does not apply, we expect the amount of our liability for U.S. federal income tax on our U.S. Source International Transportation Gross Income would have been approximately $1.7 million. If Section 883 Exemption does not apply, the amount of such tax for which we are liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
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
Item 4A.Unresolved Staff Comments
Not applicable.
Item 5.Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this report. In addition, please refer to Item 5 in our Annual Report on Form 20-F for the year ended December 31, 2021 for our discussion and analysis comparing financial condition and results of operations from 2021 to 2020.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
Seapeak LLC is an international provider of marine transportation services focusing on LNG and NGL. Our primary strategy focuses on servicing customers through our fleet of vessels under medium to long-term, fixed-rate charters. We may evaluate and enter into adjacent liquefied gas markets, renewable markets, and other maritime opportunities. In executing our strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that provide increased access to emerging opportunities from global expansion of the LNG and NGL sectors.
SIGNIFICANT DEVELOPMENTS IN 2022 AND EARLY 2023
Evergas Acquisition
On December 29, 2022, we completed the acquisition of 100% of the equity interests in Greenship Gas Trust and Greenship Gas Manager Pte. Ltd. and their subsidiaries (collectively, Evergas) from affiliates of Jaccar Holdings (or Jaccar) in an all-cash transaction including the assumption of indebtedness. We financed the cash purchase price with existing cash and by borrowing $180.0 million under our existing revolving credit facility, which matures in December 2023. As part of the acquisition, we assumed the existing financing obligations of Evergas, none of which matures until 2025. Evergas owns and operates two Very Large Ethane Carriers (or VLECs) and eight Semi-Refrigerated/Multi-gas carriers that were built between 2015 and 2020. These vessels are employed on fixed-rate time-charter contracts to Ineos Group Limited that expire between 2027 and 2031. Evergas also in-charters six pressurized LPG carriers under bareboat charter contracts scheduled to end in December 2024. We consider Evergas to be a natural complement to our NGL business operations.
LNG Carrier Newbuildings
In November 2022, we entered into shipbuilding contracts with Samsung Heavy Industries Co., Ltd. for the construction of five, 174,000-cubic meter MEGA propulsion LNG carrier newbuildings. These LNG carriers will be constructed for a fully built-up of cost of $1.2 billion and first installment payments totaling $215.5 million were paid between December 2022 and February 2023. We financed the first installment payments by way of equity contributions from Stonepeak of $129.3 million in December 2022 and $86.1 million in February 2023. We also economically hedged a portion of the interest rate exposure on the expected debt financing for the remaining newbuilding installment payments (please see “Item 18 – Financial Statements: Note 21 – Subsequent Events" for details).

Concurrently, we secured 10-year fixed-rate charter contracts with two three-year extension options for the five LNG carrier newbuildings, which are expected to commence throughout 2027 upon deliveries of the vessels.
Stonepeak Transaction
On October 4, 2021, we (then known as Teekay LNG Partners L.P.) entered into an agreement and plan of merger (or the Merger Agreement) with Teekay GP L.L.C., an investment vehicle (or Acquiror) managed by Stonepeak, and a wholly-owned subsidiary of Acquiror (or Merger Sub). On January 13, 2022, Stonepeak completed its acquisition of us, with Merger Sub merging with and into us, and with us surviving the merger as a subsidiary of Stonepeak (or the Merger). Please read "Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies – Basis of Presentation" for additional information about this transaction.
LNG Carrier Charter Contracts
In November 2022, we secured a fixed-rate charter contract for the Seapeak Hispania LNG carrier to operate as a floating storage unit until June 2024 with two one-year extension options. The charter contract commenced in December 2022.

In October 2022, the charterer of the Macoma LNG carrier exercised its three-year extension option at a fixed rate, which commences in October 2023.

In July 2022, the Seapeak Polar LNG carrier commenced a fixed-rate charter contract until March 2023 with a two-month extension option, which was exercised in February 2023.

In July 2022, the Seapeak Oak LNG carrier commenced a ten-year, fixed-rate charter contract.

In January 2022, the charterer of the Seapeak Creole LNG carrier exercised its one-year extension option at a fixed rate, which commenced in April 2022. In February 2023, the Seapeak Creole commenced a 23-year, fixed-rate charter contract.
MALT LNG Carriers Charter Contracts
Two of the six LNG carriers in our 50%- owned joint venture with Marubeni Corporation (or the MALT Joint Venture), the Seapeak Arwa and Seapeak Marib, are subject to long-term charters expiring in 2029 with YLNG, a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the MALT Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments were deferred. Concurrently with the expiration of the deferral arrangement, in April 2019, the MALT Joint Venture entered into a suspension agreement with YLNG pursuant to which the MALT Joint Venture and YLNG agreed to suspend the two charter contracts for a period of up to three years from the date of the agreement. In January 2022, the MALT Joint Venture entered into the Second Suspension Agreement with YLNG to further extend the charter deferral period for up to three additional years until April 2025. Should the LNG plant in Yemen resume operations during the term of the Second Suspension Agreement, YLNG will be required to repay the applicable deferred amounts plus interest over a period of installments. However, there are no assurances if or when the LNG plant will resume operations, or if YLNG will repay, or be able to repay, all or any portion of the deferred amounts. Pursuant to the Second Suspension Agreement, the MALT Joint Venture is permitted to directly charter the Seapeak Arwa and Seapeak Marib for its own account to third parties.

In December 2022, the charterer of the Seapeak Methane exercised its one-year extension option at a fixed-rate, which commences in April 2023.

In November 2022, the MALT Joint Venture secured a nine-month fixed-rate charter contract with three nine-month extension options exercisable by the MALT Joint Venture for the Seapeak Marib LNG carrier, which is expected to commence in mid-2023, once the vessel redelivers from its current charter contract.

In January 2022, the MALT Joint Venture secured nine-month fixed-rate charter contracts with three nine-month extension options exercisable by the MALT Joint Venture for the Seapeak Arwa and Seapeak Magellan, which commenced in May 2022 and June 2022, respectively.

Vessel and Equity-Accounted Investment Sales
In February 2023, we sold the Seapeak Arctic LNG carrier for net proceeds of $14.9 million.

In November 2022, we agreed to sell the Seapeak Unikum and the Seapeak Vision multi-gas carriers for net proceeds of $25.3 million and $25.7 million, respectively. The Seapeak Unikum was delivered to its buyer in March 2023 and the Seapeak Vision is expected to be delivered to its buyer in April 2023.

In September 2022, we sold our 50% interest in the Excalibur Joint Venture, which owns one LNG carrier, for net proceeds of $8.8 million.

In June 2022, we sold the Sonoma Spirit multi-gas carrier for net proceeds of $10.0 million.
COVID-19 Pandemic
Although global demand for LNG and NGL has remained relatively stable, the COVID-19 pandemic or similar public health threats may result in reduced demand for LNG and NGL in the future. As our business primarily is the transportation of LNG and NGL on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. However, as our business model is to employ our vessels primarily on long-term, fee-based charter contracts, we do not expect to experience any significant near-term impact on our results of operations or financial condition absent, among other things, customer defaults or crew health issues.

For the year ended December 31, 2022, we did not experience any material business interruptions or material negative impact on our cash flows as a result of the COVID-19 pandemic. However, the pandemic has been a contributing factor to (a) the non-cash $51.0 million write-down of our seven multi-gas vessels during the year ended 2020 (as described in "Item 18 – Financial Statements: Note 19a – Write-down of Vessels"), and (b) certain logistical challenges relating to crew changes across our fleet. We continue to monitor the potential impact of the COVID-19 pandemic on us and our industry, including counterparty risk associated with our vessels under contract and the impact on vessel impairments. We have also introduced a number of measures to protect the health and safety of the crews on our vessels and our onshore staff. Additionally, we have been proactive in providing our crew access to vaccines, with approximately 90% of our crew vaccinated against COVID-19. Please read "Item 3 - Risk Factors" of this Annual Report for information about potential effects of the coronavirus on our business.
Russian Invasion of Ukraine
The disruption in the energy markets caused by, and the sanctions announced in response to, Russia's invasion of Ukraine may adversely impact our business given Russia’s role as a major global exporter of crude oil and natural gas. Our business could be harmed by trade tariffs, trade embargoes, asset freezes, entity designations or other economic sanctions by the United States, the EU, the United Kingdom or other countries against Russia, Russian companies or the Russian energy sector and harmed by any retaliatory measures by Russia in response. While much uncertainty remains regarding the global impact of Russia’s ongoing invasion of Ukraine, it is possible that the hostilities could adversely affect our business, financial condition, results of operations and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts or business arrangements may be impacted by events in Russia and Ukraine, which could adversely affect our operations and financial condition. To date, we have not experienced any material adverse operational or financial impact as a result of the Russian invasion of Ukraine.
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
•charges related to the amortization of dry-docking expenditures over the useful life of the dry dock; and
•charges related to the amortization of the fair value of time-charters acquired over the expected remaining terms of the charters.

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

SUMMARY FINANCIAL DATA
Set forth below is summary consolidated financial and other data of Seapeak LLC and its subsidiaries for fiscal years 2022 and 2021, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, the consolidated financial statements and the accompanying notes for the years ended December 31, 2022 and 2021 (which are included herein).

(in thousands of U.S. Dollars, except unit, per unit and fleet data)	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
GAAP Financial Comparison: GAAP Financial Comparison:
Income Statement Data:
Voyage revenues	624,480	597,831
Income from vessel operations	177,349	246,455
Equity income	118,432	115,399
Net income	241,553	255,548

Balance Sheet Data (at end of period):
Cash and cash equivalents	215,738	92,069
Restricted cash	50,208	49,988
Vessels and equipment(1)	3,442,996	2,831,530
Investment in and advances to equity-accounted joint ventures, net	1,244,264	1,153,874
Net investments in direct financing and sales-type leases, net(2)	486,687	495,368
Total assets	5,768,695	4,798,585
Total debt(3)	3,101,525	2,648,632
Total equity	2,361,758	1,929,023

Non GAAP Financial Comparison:(4)
Net voyage revenues	589,871	569,641
EBITDA	507,194	505,917

Fleet Data:
Average number of vessels:(5)
Consolidated – LNG Carriers	22.0	23.0
Equity-Accounted – LNG Carriers	24.0	25.0
Consolidated – NGL Carriers	6.6	7.0
Equity-Accounted – NGL Carriers	19.8	22.4
(1)Vessels and equipment consists of (a) our vessels, at cost less accumulated depreciation, (b) vessels related to finance leases, at cost less accumulated depreciation, and (c) operating lease right-of-use assets.
(2)Certain of our external charters have been accounted for as direct financing and sales-type leases. As a result, the vessels associated with the external charters accounted for as direct financing and sales-type leases are not included as part of vessels and equipment. Please see "Item 18 – Financial Statements: Note 6 – Revenue – Net Investments in Direct Financing."
(3)Total debt represents the current portion of long-term debt and long-term debt, and the current and long-term portions of obligations related to finance leases.
(4)Net voyage revenues and EBITDA are non-GAAP financial measures. An explanation of the usefulness and purpose of each measure as well as a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP, are contained with the section “Non-GAAP Financial Measures” at the end of this Item 5 - Operating and Financial Review and Prospects.
(5)Average number of vessels is based on the period during the year that our vessels were in our possession, excluding any vessels under construction. In addition, the average number of vessels for our consolidated LNG fleet includes the charter-in contract of the Seapeak Magellan from the MALT Joint Venture from September 2018 until the end of June 2022. The average number of vessels for our consolidated NGL fleet includes 10 wholly-owned vessels and six vessels chartered-in, that were acquired as part of the acquisition of Evergas on December 29, 2022. The average number of vessels for our equity-accounted NGL fleet includes the three vessels chartered-in by our Exmar LPG Joint Venture.

RESULTS OF OPERATIONS
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance and may affect our future performance are listed below:

•The size of our fleet changes. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and sales, including within our equity-accounted joint ventures. Please read “Liquefied Natural Gas Segment”, "Natural Gas Liquid Segment" below and “Significant Developments in 2022 and Early 2023” above for further details about certain prior and future vessel deliveries, acquisitions and sales.
•The amount and timing of dry docking of our vessels can affect our revenues between periods. Our vessels are off-hire at various times due to scheduled and unscheduled maintenance. During 2022 and 2021, we had 167 and 279 scheduled off-hire days, respectively, relating to the dry docking of our vessels which are consolidated for accounting purposes. In addition, certain of our consolidated vessels had unplanned off-hire of 81 days in 2022 and 156 days in 2021 relating to repairs. The financial impact from these periods of off-hire, if material, is explained in further detail below.
•Vessel operating and other costs are facing industry-wide inflationary cost pressures. We continue to maintain our operating expense increases at or below inflationary levels. However, certain of our time-charter contracts contain a variable component based on actual vessels operating expenses incurred or adjust annually for inflation, which are both intended to protect us from increases in vessel operating expenses.
•Our financial results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as our derivative instruments and the majority of the derivative instruments held by our equity-accounted joint ventures are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates and foreign currency exchange rates fluctuate relating to our interest rate swaps and cross currency swaps. Please read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.” The unrealized gains or losses relating to changes in fair value of our derivative instruments do not impact our cash flows.
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
•Certain of our consolidated and equity-accounted vessels earned revenues based partly on spot market rates. One LNG carrier, two LPG carriers, certain of our wholly-owned multi-gas carriers, and certain of our LPG carriers in our 50%-owned Exmar LPG Joint Venture were either trading or are currently trading in the spot market or have a component of their charter rate linked to spot market rates. Volatility of spot rates will affect our results from period to period.
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

Year Ended December 31, 2022 versus Year Ended December 31, 2021
Liquefied Natural Gas Segment
As at December 31, 2022, our liquefied natural gas segment fleet, included 51 LNG carriers (including five LNG carriers under construction), and one LNG regasification terminal in Bahrain, in which our interests ranged from 20% to 100%.

The following table compares our liquefied natural gas segment’s operating results, revenue days, calendar-ship-days and utilization for 2022 and 2021 and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2022 and 2021 to income from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income and vessels under construction, all data in this table only includes the 22 LNG carriers as at December 31, 2022 and 2021, that are accounted for under the consolidation method of accounting, the ship management and corporate services we provide to certain of our equity-accounted joint ventures and the Seapeak Magellan chartered-in from the MALT Joint Venture until June 2022. A comparison of the results from vessels and assets accounted for under the equity method is described later in this section under "Equity Income."

(in thousands of U.S. Dollars, except for days and percentages)	Year Ended December 31,		% Change
	2022	2021
Voyage revenues	575,433	550,496	4.5
Voyage expenses	(11,358)	(7,183)	58.1
Net voyage revenues(1)	564,075	543,313	3.8
Vessel operating expenses	(175,306)	(105,038)	66.9
Time-charter hire expenses	(9,396)	(23,487)	(60.0)
Depreciation and amortization	(121,719)	(123,786)	(1.7)
General and administrative expenses(2)	(24,214)	(37,668)	(35.7)
Write-down of vessels	(52,004)	—	100.0
Restructuring charges	(2,551)	(2,958)	(13.8)
Income from vessel operations	178,885	250,376	(28.6)
Equity income	94,897	100,925	(6.0)
Operating Data:
Calendar-Ship-Days (B)	8,185	8,395	(2.5)
Less:
Scheduled dry-docking days	167	222	(24.8)
Unscheduled off-hire and idle days	463	86	438.4
Revenue Days (A)	7,555	8,087	(6.6)
Utilization (A)/(B)	92.3%	96.3%
(1)This is a non-GAAP financial measure; for more information about this measure, please read "Item 5 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures".
(2)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources). See the discussion under "Other Operating Results" below.

Our liquefied natural gas segment’s total calendar-ship-days decreased to 8,185 days in 2022 from 8,395 days in 2021. The decrease in total calendar-ship-days is due to the redelivery of the Seapeak Magellan LNG carrier to the MALT Joint Venture at the end of its in-charter contract in June 2022.

Net Voyage Revenues. Net voyage revenues increased by $20.8 million in 2022 compared to 2021, primarily as a result of:

•an increase of $74.8 million due to the reimbursement of seafarers costs (offset in operating expenses) and ship management and corporate service revenues from certain of our equity-accounted joint ventures following our acquisition of certain restructured subsidiaries from Teekay Corporation (or the Teekay Subsidiaries) on January 13, 2022 in connection with the Stonepeak Transaction (see "Item 18 - Financial Statements: Note 1 - Basis of Presentation"); and
•an increase of $5.7 million due to higher rates earned on the Seapeak Hispania LNG carrier related to a short-term charter contract during the fourth quarter of 2022;

partially offset by:
•a decrease of $18.6 million due to layup of the Seapeak Arctic and the Seapeak Polar LNG carriers following redelivery from their charterers in April 2022 and the Seapeak Polar earning a lower charter rate upon commencement of a new charter contract in July 2022;
•a decrease of $17.2 million due to the redelivery of the Seapeak Magellan LNG carrier in June 2022;

•a decrease of $14.3 million due to 42 off hire and idle days for a scheduled dry docking and repositioning of the Seapeak Vancouver LNG carrier during the first quarter of 2022 and the vessel earning a lower charter rate upon redeployment in March 2022;
•a decrease of $6.4 million due to higher off hire days for unscheduled repairs and crew changes on certain of our LNG carriers during 2022 compared to 2021; and
•a decrease of $5.9 million due to the Seapeak Creole LNG carrier earning a lower charter rate during the second half of 2022 upon commencement of a new charter contract.

Vessel Operating Expenses. Vessel operating expenses increased by $70.3 million in 2022 compared to 2021, primarily as a result of seafarers costs incurred for LNG carriers in certain of our equity-accounted joint ventures (offset in net voyage revenues) following our acquisition of the Teekay Subsidiaries on January 13, 2022 (see "Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies – Basis of Presentation").

Time-Charter Hire Expense. Time-charter hire expense decreased by $14.1 million in 2022 compared to 2021 due to the redelivery of the Seapeak Magellan LNG carrier to the MALT Joint Venture at the end of its in-charter contract in June 2022.

Write-down of Vessels. During 2022, two of our LNG carriers, the Seapeak Arctic and Seapeak Polar, were written down to their estimated fair values, as a result of changes in our expectation of these vessels' future opportunities subsequent to the completion of their time-charter contracts in April 2022. These two 1988-built 88,000 cubic meter specialized LNG carriers were both placed into layup in Far East Asia based on their near-term commercial prospects. In July 2022, the Seapeak Polar commenced a fixed-rate charter contract until March 2023 with a two-month extension option, which was exercised in February 2023. In December 2022, we recorded a further $8.0 million write-down on the Seapeak Arctic to its estimated sales proceeds of $15.1 million.

Equity Income. Equity income decreased to $94.9 million in 2022 compared to $100.9 million in 2021, primarily as a result of:

•a decrease of $82.4 million due to an impairment charge recorded on our investment in the MALT Joint Venture in December 2022, partially offset by higher charter rates earned on new time-charter contracts and extension options for certain vessels in the MALT Joint Venture during 2022;
partially offset by:
•an increase of $25.1 million related to lower unrealized credit loss provisions recorded in certain of our equity-accounted joint ventures primarily due to higher estimated charter-free vessel fair values in 2022 for vessels servicing time-charter contracts accounted for as direct financing or sales-type leases;
•an increase of $24.0 million due to an impairment charge recorded on our investment in the Excalibur Joint Venture in 2021 and a gain on the sale of our 50% interest in the Excalibur Joint Venture in September 2022, partially offset by the redelivery of the Excalibur LNG carrier, which had been idle since completion of its time-charter contract in December 2021;
•an increase of $22.4 million primarily due to unrealized gains on non-designated derivative instruments as a result of an increase in long-term forward LIBOR benchmark interest rates during 2022 and removing the hedge accounting designation for interest rate swaps in certain of our equity-accounted joint ventures effective January 1, 2022; and
•an increase of $5.5 million due to higher earnings from our 50%-owned joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) primarily due to an increase in estimated reimbursements of dry docking expenditures as a result of a projected increase in future dry docking costs and lower operational claims in 2022.
Natural Gas Liquid Segment
As at December 31, 2022, our natural gas liquid segment fleet, which consists of LPG, ethane and multi-gas carriers, included 21 NGL carriers in which we own a 50% interest (which includes two NGL carriers under construction) and six wholly-owned NGL carriers. In addition, on December 29, 2022, as part of the Evergas acquisition, we acquired 10 wholly-owned NGL carriers and six chartered-in NGL carriers.

The following table compares our natural gas liquid segment’s operating results, revenue days, calendar-ship-days and utilization for 2022 and 2021, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2022 and 2021 to loss from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income and vessels under construction, all data in this table only includes 16 wholly-owned NGL carriers and six chartered-in NGL carriers that are accounted for under the consolidation method of accounting as at December 31, 2022 (December 31, 2021 - seven wholly-owned NGL carriers) . A comparison of the results from vessels accounted for under the equity method are described below under "Equity Income".

(in thousands of U.S. Dollars, except for days and percentages)	Year Ended December 31,		% Change
	2022	2021
Voyage revenues	49,047	47,335	3.6
Voyage expenses	(23,251)	(21,007)	10.7
Net voyage revenues(1)	25,796	26,328	(2.0)
Vessel operating expenses	(16,843)	(19,588)	(14.0)
Depreciation and amortization	(6,740)	(7,024)	(4.0)
General and administrative expenses(2)	(1,256)	(3,372)	(62.8)
Write-down and gain on sales of vessels	(2,393)	—	100.0
Restructuring charges	(100)	(265)	(62.3)
Loss from vessel operations	(1,536)	(3,921)	(60.8)
Equity income	23,535	14,474	62.6
Operating Data:
Calendar-Ship-Days (B)	2,402	2,555	(6.0)
Less:
Scheduled dry-docking days	—	57	(100.0)
Unscheduled off-hire and idle days	231	167	38.3
Revenue Days (A)	2,171	2,331	(6.9)
Utilization (A)/(B)	90.4%	91.2%
(1)This is a non-GAAP financial measure; for more information about this measure, please read "Item 5 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures".
(2)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources). See the discussion under "Other Operating Results" below.

Our natural gas liquid segment’s total calendar-ship-days were 2,402 days in 2022 compared to 2,555 days in 2021. The decrease in total calendar-ship-days is due to the sale of the Sonama Spirit in June 2022.

Net Voyage Revenues. Net voyage revenues decreased by $0.5 million during 2022 compared to 2021, primarily due to the sale of the Sonoma Spirit in June 2022 and higher off-hire and idle days during 2022; partially offset by higher average rates earned during 2022.

Vessel Operating Expenses. Vessel operating expenses decreased by $2.7 million during 2022 compared 2021 due to higher repairs and maintenance expenditures incurred on certain of our multi-gas carriers in 2021.

Equity Income. Equity income from the Exmar LPG Joint Venture increased by $9.1 million in 2022 compared to 2021, primarily due to higher charter rates earned in 2022 compared to 2021 and gains on the sales of the Brussels and Eupen LPG carriers during 2022; partially offset by gains on the sales of the Touraine and Temse LPG carriers during 2021 and fewer revenue days in 2022 as a result of these sales.
Other Operating Results
The following table compares our other operating results for the years ended December 31, 2022 and 2021:

	For the Year Ended
(in thousands of U.S. Dollars)	December 31, 2022	December 31, 2021
General and administrative expenses	(25,470)	(41,040)
Restructuring charges	(2,651)	(3,223)
Interest expense	(137,129)	(118,618)
Realized and unrealized gain on non-designated derivative instruments	65,668	8,523
Foreign currency exchange gain	25,478	8,612
Other expense	(8,192)	(3,882)
Income tax expense	(8,185)	(6,886)
Other comprehensive income	94,416	52,851

General and Administrative Expenses. General and administrative expenses were $25.5 million in 2022, as compared to $41.0 million in 2021. The decrease primarily relates to costs incurred in 2021 in connection with the Stonepeak Transaction.

Restructuring Charges. Restructuring charges were $2.7 million and $3.2 million in 2022 and 2021, respectively. The restructuring charges primarily related to costs incurred in connection with the reorganization and realignment of employees as a result of the Stonepeak Transaction.

Interest Expense. Interest expense was $137.1 million in 2022, as compared to $118.6 million for 2021. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to finance leases. The increase in interest expense was primarily due to an increase in LIBOR during 2022.

Realized and Unrealized Gain on Non-designated Derivative Instruments. Net realized and unrealized gains on non-designated derivative instruments were $65.7 million and $8.5 million for 2022 and 2021, respectively. Please see “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities" for details of our current derivative positions and a breakdown of realized and unrealized gains (losses) relating to these non-designated interest rate swap agreements. We have entered into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce exposure to interest rate variability on certain of our outstanding U.S. Dollar-denominated and Euro-denominated floating rate debt. Our interest rate swaps typically require settlements every three months and the receipt of floating interest is based on the prevailing LIBOR rate at the beginning of the settlement period. Realized gains (losses) during a period reflect prevailing LIBOR rates that are higher (lower) than the average fixed rates of our interest rate swaps. Unrealized gains (losses) will primarily reflect an increase (decrease) in the long-term LIBOR yield curve during each relevant period. Realized and unrealized gain on non-designated derivative instruments for 2022 increased from 2021, primarily due to increasing LIBOR rates during 2022.

Foreign Currency Exchange Gain. Foreign currency exchange gains were $25.5 million and $8.6 million for 2022 and 2021, respectively. These foreign currency exchange gains were primarily due to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross currency swaps. Gains and losses on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger (gains) or weaker (losses) U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Our cross currency swaps economically hedge all of the foreign currency and interest rate exposure on our NOK-denominated debt. Our Euro-denominated debt was used to purchase two vessels that are on long-term charters which entitle us to payment of charter-hire in Euros. As such, our Euro-denominated debt is being repaid with these fixed Euro charter hire receipts and consequently our Euro currency exposure is limited by this arrangement.

Other Expense. Other expense increased to $8.2 million for 2022, from $3.9 million for 2021. The increase in other expense was primarily due to $18.0 million in fees relating to professional services provided in connection with the Stonepeak Transaction during the first quarter of 2022; partially offset by a decrease in unrealized credit loss provisions as a result of higher estimated charter-free vessel fair values during in 2022 for certain of our LNG vessels, which are servicing time-charter contracts accounted for as direct financing leases, and the impact of such declines on our expectation of the value of such vessels upon completion of their existing charter contracts.

Income Tax Expense. Income tax expense increased to $8.2 million for 2022, from $6.9 million for 2021 primarily due to changes in current and deferred tax balances related to the change in timing of deductions in the Tangguh Joint Venture, in which we have a 70% ownership interest.

Other Comprehensive Income. Other comprehensive income was $94.4 million in 2022 compared to $52.9 million in 2021. The change in other comprehensive income for 2022 was primarily due to an increase in LIBOR in 2022 and the resulting increase in the value of interest rate swaps accounted for using hedge accounting in certain of our equity-accounted joint ventures and to a lesser extent, removing the hedge accounting designation for interest rate swaps held in the RasGas II Joint Venture and in certain of our equity-accounted joint ventures effective January 1, 2022.
Year Ended December 31, 2021 versus Year Ended December 31, 2020
For a discussion of our operating results for the year ended December 31, 2021 compared with the year ended December 31, 2020, please see "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2021.
Liquidity and Capital Resources
Sources and Uses of Capital
We generate cash flows from the charters that our vessels service. Our business strategy is to employ a substantial majority of our vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. However, some of the vessels in our NGL segment operate on short-term time-charters or in the spot market, which can contribute to volatility of our net operating cash flow. Variability in our net operating cash flows also reflects, among other factors: changes in interest rates; fluctuations in working capital balances; the timing and the amount of dry-docking expenditures; repairs and maintenance activities; the number of vessels in service and vessel acquisitions or vessel dispositions; and the timing of dividends received or return of capital from equity-accounted investments. The number of vessel dry dockings tends to vary each period depending on our vessels' maintenance schedules and required maintenance.

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

Our sources of funds include borrowings from debt facilities, borrowings from obligations related to finance leases, equity contributions from our sole common unitholder, net proceeds from the issuances of debt and, to a lesser extent, the proceeds from vessel sales. Certain of these sources of funds are described in "Item 18 – Financial Statements: Note 5 – Chartered-in Vessels, Note 10 – Long-Term Debt and Note 16 - Total Capital".

Our primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, committed capital expenditures, debt service costs, interest rate swap and cross currency swap settlements, scheduled repayments of long-term debt, scheduled repayments of our obligations related to finance leases, our quarterly distributions, including payments of distributions on our Series A and Series B Preferred Units, and funding any preferred unit repurchases we may undertake, as well as funding our other working capital requirements. In addition, we use cash to acquire or build vessels to grow the size of our fleet or make investments in our equity-accounted joint ventures for them to acquire or build vessels. The timing of any newbuilding vessel orders or vessel acquisition activity may vary significantly from year to year.

Our revolving credit facility, term loans and obligations related to finance leases are described in "Item 18 – Financial Statements: Note 5 – Chartered-in Vessels and Note 10 – Long-Term Debt." Our revolving credit facility, term loans and obligations related to finance leases contain covenants and other restrictions typical of debt financing secured by vessels, which restrict the vessel-owning or lessee subsidiaries from:

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

Certain of our debt facilities and obligations related to finance leases require us to maintain financial covenants. If we do not meet these financial covenants, the lender or lessor may limit our ability to borrow additional funds under our credit facilities and accelerate the repayment of our revolving credit facilities, term loans and obligations related to finance leases, which would have a significant impact on our short-term liquidity requirements. The terms of and compliance with these financial covenants are described in further detail in "Item 18 – Financial Statements: Note 5 – Chartered-in Vessels and Note 10 – Long-Term Debt" included in this Report. Certain of our debt facilities and obligations related to finance leases require us to make interest payments based on LIBOR, NIBOR, EURIBOR or SOFR. Significant increases in interest rates could adversely affect results of operations and our ability to service our debt; however, as part of our strategy to minimize financial risk, we use interest rate swaps and cross currency swaps to reduce our exposure to market risk from changes in interest rates. Our current positions are described in further detail in "Item 18 - Financial Statements: Note 13 – Derivative Instruments and Hedging Activities" and the extent of our exposure to changes in interest rates is described in further detail in "Item 11 – Quantitative and Qualitative Disclosures About Market Risk”.

In addition to our debt and finance lease obligations, we also guarantee our proportionate share of certain loan facilities and obligations on interest rate swaps for certain of our equity-accounted joint ventures. As at December 31, 2022, this proportionate share, based on the aggregate principal amount of the loan facilities and fair value of the interest rate swaps, was $1.1 billion. As at December 31, 2022, with the exception of debt service coverage ratio breaches for two of the vessels in the Angola Joint Venture, all of our equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that we guarantee. The Angola Joint Venture expects to obtain a waiver for the covenant requirements that were not met at December 31, 2022, with such waiver being valid until the next compliance test at June 30, 2023, similar to the waivers obtained in March 2022 and October 2022.

Cash Flows

The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Year Ended December 31,
	2022	2021
Net cash flow from operating activities	276,777	198,858
Net cash flow from (used for) financing activities	127,175	(283,771)
Net cash flow used for investing activities	(280,063)	(30,973)

Net Operating Cash Flow

Net cash flow from operating activities increased by $77.9 million to $276.8 million in 2022 from $198.9 million in 2021, primarily due to: $47.7 million increase in cash distributions received from our equity-accounted joint ventures; $46.6 million due to the timing of settlements of non-cash working capital in 2022 compared to 2021; and $33.8 million as a result of the termination of an interest rate swap agreement during 2021. These increases in cash from operating activities were partially offset by: $18.6 million due to the layup of the Seapeak Arctic and Seapeak Polar following redelivery from their charterers in April 2022; $18.0 million in fees relating to professional services provided in connection with the Stonepeak Transaction during 2022; and $14.1 million due to additional off-hire related to scheduled drydockings and unscheduled off-hire on certain of our LNG carriers during 2022.

Net Financing Cash Flow

Net cash flow from financing activities increased by $410.9 million to $127.2 million in 2022 compared to net cash flow used for financing activities of $283.8 million in 2021. The change was primarily due to: $180.0 million in proceeds from the drawdown of our existing revolving credit facility in December 2022 as partial funding for our acquisition of Evergas; a $129.3 million equity contribution from Stonepeak during 2022 in connection with funding the first installment payments for three of the five LNG carrier newbuildings we ordered in November 2022; and a $98.6 million decrease in cash distributions paid as a result of not paying common unit distributions during 2022 subsequent to the Stonepeak Transaction.

Net Investing Cash Flow

Net cash flow used for investing activities increased by $249.1 million to $280.1 million in 2022 from $31.0 million in 2021 primarily due to: a $238.4 million increase for the portion of the purchase price paid on closing for the acquisition of Evergas in December 2022 and $86.1 million of newbuilding installment payments for three of the five LNG carrier newbuildings in 2022. These increases in cash used for investing activities were partially offset by: a $21.3 million increase in repayments to us on advances to the Exmar LPG Joint Venture during 2022; a $20.0 million decrease in cash expenditures for vessels and equipment in 2022; $15.3 million of cash and restricted cash acquired as part of the acquisition of Evergas in December 2022; $10.0 million of proceeds from the sale of the Sonoma Spirit in June 2022; and $8.8 million of proceeds from the sale of our 50% interest in the Excalibur Joint Venture in September 2022.
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

Our total liquidity, which consists of cash, cash equivalents and the undrawn portion of our credit facilities, was $260.7 million as at December 31, 2022, compared to $327.5 million as at December 31, 2021, a decrease of $66.8 million. This decrease was primarily due to refinancing one of our two revolving credit facilities which was scheduled to mature in September 2022 with a new term loan in July 2022. Cash and cash equivalents increased by $123.7 million, as detailed in "Item 18 - Financial Statements: Consolidated Statements of Cash Flows" excluding an increase in restricted cash of $0.2 million.

The following table summarizes our contractual obligations as at December 31, 2022, excluding those of our equity-accounted joint ventures. We expect our liquidity at December 31, 2022 combined with the operating cash flow we expect to generate from customer contracts in place at December 31, 2022, the proceeds received from Stonepeak in February 2023 to fund certain newbuilding installments and the proceeds from our expected debt refinancing of our revolving credit facility which matures in December 2023, which refinancing we consider probable based on our history of refinancing similar debt, will be sufficient to pay our obligations coming due in the next 12 months. Our ability to pay our obligations, refinance our long-term debt and finance leases coming due subsequent to December 31, 2022 will depend on, among other things, our ability to continue to service our long-term charter contracts, our financial condition and the condition of credit markets in the months leading up to the maturity dates. We may expand the size of our fleet through the acquisition of new or second-hand vessels or through the construction of additional new vessels. Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financings and other debt, as well as our ability to raise debt or equity financing.

	Total	2023	2024	2025	2026	2027	Beyond 2027
	(in millions of U.S. Dollars)
U.S. Dollar long-term debt	1,041.5	337.6	107.3	82.9	302.6	29.8	181.3
Euro long-term debt (1)	82.3	55.7	26.6	—	—	—	—
Norwegian Kroner long-term debt (1)	290.7	86.7	—	102.0	102.0	—	—
Commitments related to finance leases (2)	2,099.1	211.3	206.6	231.3	440.5	359.3	650.1
Commitments related to operating leases (3)	177.4	35.9	35.4	25.3	25.0	24.9	30.9
Newbuilding installments/shipbuilding supervision (4)	1,059.0	100.5	15.1	59.2	244.2	640.0	—
Totals	4,750.0	827.7	391.0	500.7	1,114.3	1,054.0	862.3

1.Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rates as of December 31, 2022.
2.Includes, in addition to lease payments, amounts we are required to pay to purchase the leased vessels at the end of their respective lease terms.
3.We have corresponding leases whereby we are the lessor and expect to receive approximately $132.9 million under these leases from 2023 to 2029.
4.During November 2022, we entered into contracts with Samsung Heavy Industries Co., Ltd. for the construction of five 174,000-cubic meter M-type, Electronically Controlled, Gas Admission propulsion LNG carriers, which are scheduled for deliveries throughout 2027. In February 2023, we issued common units to Stonepeak for total net proceeds of $86.2 million, which we used to partially fund the scheduled 2023 newbuilding installments and costs; we intend to finance the remaining estimated newbuilding costs with our existing liquidity and future operating cash flow, as well as long-term debt financing to be arranged for the vessels prior to their scheduled deliveries.

In addition to the commitments in the table above, our equity-accounted joint ventures have commitments to fund newbuilding and other construction contract costs all of which are non-recourse to us. See "Item 18 - Financial Statements: Note 14 – Commitments and Contingencies" included in this Annual Report.

Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles (or GAAP), which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read “Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies.”
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

Judgments and Uncertainties. For the years ended December 31, 2022, 2021, and 2020, depreciation was calculated using an estimated useful life of 35 years for LNG carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels for those periods of time. The estimated useful life of our vessels involves an element of judgment, which takes into account design life, commercial considerations and regulatory restrictions.

Other Information. The actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in depreciation expense. A longer actual useful life will result in a decrease in depreciation expense. Had we depreciated our LNG carriers using an estimated useful life of 30 years instead of 35 years effective December 31, 2021, our depreciation for the year ended December 31, 2022 would have increased by $31.5 million.
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

Judgments and Uncertainties. In periods where events or circumstances indicate the carrying value of a vessel may not be recoverable and estimates of future undiscounted cash flows are determined, our estimates of future cash flows will involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Such market rates are based on a 10-year historical industry average of charter rates taking into account the propulsion type and size of the vessel, except for LNG carriers with a steam turbine propulsion system in which case a five-year historical industry average is used due to this type of vessel being less efficient than newer vessels and management viewing the five-year historical average as more representative of the future outlook for this type of vessel.

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

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms and on-going operating costs. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts as well as the probability of vessel sales. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Other Information. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense in periods subsequent to the vessel impairment. Consequently, any changes in our estimates of future undiscounted cash flows may result in a different conclusion as to whether a vessel or equipment is impaired, leading to a different impairment amount, including no impairment, and a different future annual depreciation expense.

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

The following table presents the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2022. We have excluded those assets operating on charter contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such charter contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely an impairment would be recognized in 2023. While the market values of these vessels may be below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

We would consider the vessels reflected in the following table to be at a higher risk of future impairment compared to other vessels in our fleet. The recognition of an impairment in the future may be more likely for those vessels that have estimated future undiscounted cash flows marginally greater than their respective carrying values. Vessels with estimated future cash flows significantly greater than their respective carrying values would likely only be impaired in the next 12 months if we decided to dispose of a vessel instead of continuing to operate it. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell a vessel or continue to operate it. This assessment includes an estimation of the net proceeds expected to be received if a vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the terms of its existing charter, charter market outlook, estimated future vessel values and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing an existing customer contract.

Reportable Segment (in thousands of U.S. Dollars, except number of vessels)	Number of Vessels	Market Values(1) $	Carrying Values $
Liquefied Natural Gas Segment	7	374,480	668,469
(1)Market values are primarily determined using reference to second-hand market comparable values as at December 31, 2022. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.

As at December 31, 2022, there were no events or circumstances indicating that the carrying value of the vessels in the table above may not be recoverable.
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

Judgments and Uncertainties. The process of evaluating the potential impairment of investments in equity-accounted joint ventures requires significant judgment in determining whether the estimated value of an investment in an equity-accounted joint venture has declined below its carrying value and if so, whether this is an other-than-temporary decline in value. Such judgments include, among other things, estimates of future charter rates, operating expenses and vessel values, timing of vessels sales, discount rates and deliveries and future growth prospects. In determining whether an impairment of an equity method investment is other-than-temporary, factors to consider include the length of time and extent to which the fair value of the investment is less than its carrying value; the financial condition and near-term prospects of the equity method investee, including recent operating losses or specific events that may negatively influence the future earnings potential of the investee; and the intent and ability of the holder to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in market value. As at December 31, 2022, we conducted an impairment test for our investment in the MALT Joint Venture and determined that its estimated fair value had declined below its carrying value and that this decline below its carrying value was other-than-temporary. Therefore, we recognized a $86.9 million impairment of our investment in the MALT Joint Venture.

Other Information. If we determine that an investment in an equity-accounted joint venture is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the investment over its estimated fair value at the date of impairment. The written-down amount becomes the new lower cost basis of the investment. In addition, we may assign the impairment to individual assets held by the equity-accounted joint venture, such as vessels and equipment, and this would result in an increase in our proportionate share of comprehensive earnings of the joint venture in future periods due to lower depreciation expense of the vessels and equipment of the equity-accounted joint venture. Consequently, differences in conclusions about whether an investment in an equity-accounted joint venture is impaired and the amount of such impairment may result in a different impairment amount, including no impairment, and a different equity income (loss) in future periods. Had we determined that the decline in the estimated fair value of our investment in the MALT Joint Venture was not below its carrying value or was not other-than-temporary, an impairment of $86.9 million would not have been recognized during the year ended December 31, 2022.

In addition, we used a discounted cash flow approach to value our investment in the MALT Joint Venture. Significant judgment and uncertainties were involved in determining the revenue that the vessels will be able to earn for periods beyond the expiry of the existing customer contracts as well as the discount rate used. We used a per vessel per day revenue rate of $70,300 (based on a 10-year historical average) for periods beyond the expiry of the existing customer contracts and a discount rate of 8%. If the per vessel per day revenue rate assumption would have increased (decreased) by $10,000, the impairment of $86.9 million for the year ended December 31, 2022 would have decreased (increased) by $18.9 million. Holding the per vessel per day revenue rate assumption constant, if the discount rate of 8% was increased (decreased) by 1%, the impairment of $86.9 million for the year ended December 31, 2022 would have increased (decreased) by $17.5 million.

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

Other Information. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities” for the effects on the change in fair value of our derivative instruments on our consolidated statements of income and statements of comprehensive income.
Credit Losses
We apply a credit loss methodology which utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for net investments in direct financing and sales-type leases, loans to equity-accounted joint ventures, guarantees of secured loan facilities of equity-accounted joint ventures, non-operating lease accounts receivables, contracts assets and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses.

A substantial majority of our exposure to potential credit losses relates to our direct financing and sales-type leases, including those within our equity-accounted joint ventures. See "Item 18 – Financial Statements: Note 3b – Financial Instruments" for a description of these direct financing and sales-type leases.

Judgments and Uncertainties. GAAP gives entities the flexibility to select an appropriate method to measure the estimate of expected credit losses. That is, entities are permitted to use estimation techniques that are practical and relevant to their circumstances, as long as they are applied consistently over time and aim to faithfully estimate expected credit losses. We have determined the credit loss provision related to the lease receivable component of the net investment in direct financing and sales-type leases using an internal historical loss rate method. We concluded that using a loss rate method which is primarily based on internal historical data is inherently more representative than primarily using external data, which may include all industries, or all oil and gas or all marine transportation, which are not as comparable. In addition, a substantial majority of our customers are private single-purpose entities or subsidiaries or joint ventures of larger listed-entities that do not publish financial information nor do they have published credit ratings determined by credit rating agencies. In the limited circumstances where relevant and reliable external data is available and where judged to be appropriate, we have considered such data in making adjustments to our internally derived loss rate. Judgment is required to determine the applicability and reliability of the external data used. The credit loss provision for the residual value component of net investment in direct financing and sales-type leases is based on the current estimated fair value of the vessel as depreciated to the end of the charter contract as compared to the expected carrying value, with such potential gain or loss on maturity being included in the credit loss provision in increasing magnitude on a straight-line basis the closer the contract is to its maturity. Given the volatility in vessel values, the selection of the method to estimate the credit loss provision for the residual value component involves judgment.

We believe that the assumptions used to estimate our expected credit losses are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates will be accurate.

In addition to the judgment used in selecting the methods to measure the credit loss provision, there is also judgment used in applying the methods. We have used judgment in determining whether or not the risk characteristics of a specific direct financing lease or sales-type lease at the measurement date are consistent with those used to measure the internal historical loss rate, and to determine whether we expect current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. In addition, judgment has been used to determine the internal historical loss rate, as it is based in part on estimates of the occurrence or non-occurrence of future events which will dictate the amount of recoveries earned or additional losses incurred associated with known losses incurred to date. Judgment has also been used to determine the adjustment required to the internal historical loss rate, in those circumstances where relevant and reliable external data was identified. Furthermore, the current estimated fair value of the vessels used in our estimate of expected credit losses for direct financing and sales-type leases has been determined based on appraised values, such appraised values are normally completed by us using second-hand sale and purchase data and other information provided by third parties. Judgment is used when vessels sold are different in age, size and technical specifications compared to our vessels. Since vessel values can be volatile, our estimates of residual value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.

Other Information. To the extent the methods, and judgments used in applying these methods, that we use to measure our estimate of expected credit losses results in a credit loss provision that is different from actual results, our credit loss provision at the end of each period and the change in the credit loss provision in each period will be different than what would have otherwise been. As at December 31, 2022, 2021 and 2020, the unadjusted historical loss rates were 1.3%, 1.8% and 1.9%, respectively. The decline in the unadjusted historical loss rate in 2022 was the result of us not incurring any loss events in 2022 as well as an increase in LNG carrier charter rates in 2022. Had we used the same unadjusted historical loss rate in 2022 that was used in 2021, our 2022 net income before non-controlling interest and total equity would have decreased by $9.5 million. In addition, if we had increased (decreased) our estimates of the residual value of the vessels by 5%, our 2022 net income before non-controlling interest and total equity would have increased by $9.2 million or decreased by $8.1 million.
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

	Year Ended December 31, 2022			Year Ended December 31, 2021
(in thousands of U.S. Dollars)	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Income (loss) from vessel operations	178,885	(1,536)	177,349	250,376	(3,921)	246,455
Restructuring charges	2,551	100	2,651	2,958	265	3,223
Write-down and gain on sales of vessels	52,004	2,393	54,397	—	—	—
General and administrative expenses	24,214	1,256	25,470	37,668	3,372	41,040
Depreciation and amortization	121,719	6,740	128,459	123,786	7,024	130,810
Time-charter hire expenses	9,396	—	9,396	23,487	—	23,487
Vessel operating expenses	175,306	16,843	192,149	105,038	19,588	124,626
Net voyage revenues	564,075	25,796	589,871	543,313	26,328	569,641
EBITDA
EBITDA is a non-GAAP financial measure. EBITDA represents net income before interest, taxes and depreciation and amortization. EBITDA is used as a supplemental financial performance measure by management and by external users of our financial statements, such as investors. EBITDA assists our management and security holders by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA information. We believe that including EBITDA benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our equity or any debt securities, as applicable.

EBITDA should not be considered as an alternative to net income, operating income, or any other measure of financial performance presented in accordance with GAAP. EBITDA excludes certain items that affect net income.

The following table reconciles our historical consolidated EBITDA to net income:

(in thousands of U.S. Dollars)	Year Ended December 31, 2022	Year Ended December 31, 2021
Reconciliation of “EBITDA” to “Net income”:
Net income	241,553	255,548
Depreciation and amortization	128,459	130,810
Interest expense, net of interest income	128,997	112,673
Income tax expense	8,185	6,886
EBITDA	507,194	505,917

Item 6.Directors, Senior Management and Employees
Our Board and our executive officers oversee and supervise our operations. All Board members are appointed only by holders of a majority of our outstanding common units, other than a limited right for our preferred unitholders to elect a director if six quarterly distributions on the preferred units are in arrears. Otherwise, no common or preferred unitholder has any management power or control over our business or affairs. The Board currently includes three non-independent directors who also serve as officers, directors or employees of Stonepeak and its affiliates. Consequently, these directors may encounter situations in which their fiduciary obligations to Stonepeak or its other affiliates, on the one hand, and any obligation to us or our preferred unitholders, on the other hand, are in conflict.
Directors and Executive Officers of Seapeak LLC
The following table provides information about the Board and executive officers of Seapeak LLC, as at the date of this Annual Report. Directors are appointed to serve until their successors are appointed or until they resign or are removed. The business address of each of our directors listed below is c/o 2000, 550 Burrard Street, Vancouver, B.C., Canada, V6C 2K2. Ages of the individuals are as of December 31, 2022.

Name	Age	Position
James Wyper	33	Director and Chair
Hajir Naghdy	48	Director
Blake Dwyer	29	Director
Barry Curtis	64	Director (1)
Lisa Krueger	59	Director (2)
Mark Kremin	52	President and Chief Executive Officer, Director
Scott Gayton	48	Chief Financial Officer
Andres Luna	66	Vice President, Commercial
Chris McDade	42	Vice President, Operations
Nathan Kim	39	General Counsel
(1)Chair of Audit Committee and member of Conflicts Committee.
(2)Chair of Conflicts Committee and member of Audit Committee.

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

Blake Dwyer has been a director of Seapeak LLC since January 2022. Mr. Dwyer is a Principal with Stonepeak Infrastructure Partners. Prior to joining Stonepeak, Mr. Dwyer was a member of the Energy Group at J.P. Morgan, where he focused on the power, utilities, and renewable energy sectors.

Barry Curtis has been a director of Seapeak LLC since January 2022 and serves as the Chair of the Audit Committee and member of the Conflicts Committee. Mr. Curtis recently retired after 23 years as a Deloitte partner. Mr. Curtis served as Deloitte’s National Managing Partner - Private Equity for 12 years, and as Chief Risk Officer for M&A and as a member of the broader firm’s Operating Risk Committee for six years. He also has extensive experience in global M&A, having worked with leading private equity firms and corporations on their buy-side and sell-side transactions, as well as on portfolio company financial reporting, audit and risk management matters. Prior to joining Deloitte, Mr. Curtis spent four years as Chief Financial Officer of two privately-held businesses, as well as having served as a director and as the audit committee chair for Ernst Home Centers, a then publicly-traded NYSE-listed company. He began his career and spent ten years at PWC, the last three years as an audit partner. Mr. Curtis is a Certified Public Accountant.

Lisa Krueger has been a director of Seapeak LLC since April 2022 and serves as the Chair of the Conflicts Committee and member of the Audit Committee. Ms. Krueger has 35 years of diverse experience in the energy industry and has served as a member of the board of directors of Fluence Energy Inc. since September 2021. Ms. Krueger previously served as Executive Vice President and President of the US strategic business unit of The AES Corporation and President and CEO of Essential Power LLC. Prior to joining Essential Power LLC, Ms. Krueger was a senior officer at First Solar and held several executive-level positions with Dynegy Inc. and Illinois Power Company.

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

Scott Gayton was appointed as Chief Financial Officer of the Company in 2018. Mr. Gayton has over 25 years’ of finance and accounting experience, including serving as Chief Financial Officer of Tanker Investments Ltd. from the time of its initial public offering in 2014 until its sale in 2017. Mr. Gayton joined Teekay Corporation in 2001 and has worked in progressively more senior roles in Finance and Accounting. In 2013 he was promoted to Vice President, Finance where he supported Teekay’s strategy and capital markets transactions. He now represents Seapeak on the boards of directors of joint ventures with partners in Asia, Europe and the Middle East. Prior to joining Teekay, he worked as a Chartered Professional Accountant in the Vancouver, Canada office of Ernst & Young LLP.

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

Nathan Kim was appointed as General Counsel of the Company in 2022. He previously worked for Teekay Corporation starting in 2014, most recently as Associate General Counsel since 2017, in which position he provided primary legal oversight for LNG business activities, including new projects, financings, dispute resolution and operational matters. Prior to that, he practiced law in Vancouver, Canada.
Compensation of Executive Officers and Directors
During 2022, our five executive officers and two independent directors received, in the aggregate, $3.8 million of cash compensation for their services, plus reimbursement of their out-of-pocket expenses, excluding any long-term incentive plan awards issued directly by our board of directors, which plan is described below. We do not compensate our non-independent directors for their service as directors. Each independent director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.
Long-Term Incentive Plan
In 2022, Seapeak introduced a Long-Term Incentive Plan (or LTI Plan) for its eligible employees. Each target award under the LTI Plan is payable in cash and vests in three equal installments over a three-year period. The vested amounts are scheduled to be paid out in April of each year with the first vested installment payable in April 2023.
Board Practices
Our Board currently consists of six members. Directors are appointed to serve until their successors are appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has the following two committees: Audit Committee and Conflicts Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters for the Audit Committee and the Conflicts Committee are available under “Governance” from the home page of our web site at www.seapeak.com. During 2022, the Board held seven meetings and each director attended all Board meetings. The members of the Audit Committee and the Conflicts Committee attended all meetings.

Audit Committee. The Audit Committee must be comprised of at least one director. Each member must meet the independence standards of the NYSE and the SEC. This committee currently comprises of Barry Curtis (Chair) and Lisa Krueger. The Board has determined that Mr. Curtis and Ms. Krueger qualify as audit committee financial experts.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•the integrity of our consolidated financial statements;
•our compliance with legal and regulatory requirements;
•the independent auditors’ qualifications and independence; and
•the performance of our internal audit function and independent auditors.

Conflicts Committee. The Conflicts Committee must be comprised of at least one director and currently comprises of Lisa Krueger (Chair) and Barry Curtis. The Conflicts Committee members may not be (a) securityholders, officers or employees of Stonepeak, (b) officers, directors or employees of any affiliate of Stonepeak (other than a member of our Board) or (c) holders of any ownership interest in us or our subsidiaries other than common or preferred units, and members must meet the heightened NYSE and SEC director independence standards applicable to audit committee membership.

The Conflicts Committee:

•reviews specific matters that the Board believes may involve conflicts of interest; and
•determines if the resolution of the conflict of interest is fair and reasonable to us.

Any matters approved by the Conflicts Committee will be conclusively deemed to be fair and reasonable to us, approved by all of our members, and not a breach by our Board of any duties it may owe us or our members. The Board is not obligated to seek approval of the Conflicts Committee on any matter and may determine the resolution of any conflict of interest itself and in accordance with our Limited Liability Company Agreement.
The Board's Role in Oversight of Environmental, Social and Corporate Governance
Our Corporate Governance Guidelines outline the Board’s role in oversight of our health, safety and environmental performance and our performance on sustainability and diversity efforts. In addition, the Board is responsible for evaluating and overseeing compliance with our policies, practices and contributions made in fulfillment of our social responsibilities and commitment to sustainability.
Crewing and Staff
As of December 31, 2022, approximately 2,480 seagoing staff served on our consolidated and equity-accounted for vessels that were managed by subsidiaries of Seapeak and 316 staff served on-shore in technical, commercial and administrative roles in various countries, compared to approximately 1,970 seagoing staff and seven on-shore staff as of December 31, 2021 and approximately 2,100 seagoing staff and 19 on-shore staff as of December 31, 2020. The increase of on-shore staff in 2022 is primarily due to our acquisition of certain restructured subsidiaries from Teekay Corporation on January 13, 2022 in connection with the Stonepeak Transaction, which previously provided us, through service agreements, with technical, commercial and administrative services. Certain subsidiaries of Seapeak employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries, and Seapeak subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please read “Item 7 – Major Common Unitholders and Related Party Transactions.”

We regard attracting and retaining motivated seagoing personnel as a top priority. We offer our seafarers competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally. Seapeak has entered into a Collective Bargaining Agreement with the Filipino and Indonesian seafarers union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which cover substantially all of the officers and seafarers that operate our Bahamian-flagged vessels. Our Spanish officers and seafarers for our Spanish-flagged vessels are covered by a collective bargaining agreement with Spain’s Union General de Trabajadores and Comisiones Obreras, and the Filipino crew members employed on our Spanish-flagged LNG carriers are covered by the Collective Bargaining Agreement with the Philippine Seafarer’s Union. We believe our relationships with these labor unions are good.

Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. We have agreed to allow our personnel to participate in its training programs. Our cadet training approach is designed to balance academic learning with hands-on training at sea. Seapeak has a cadet program which takes in cadets from a number of countries including Croatia, India, Indonesia, Ireland, Latvia, Philippines, Spain and the United Kingdom. On completion of the relevant college phase training continues on-board one of our vessels. Seapeak also has a career development plan that we follow, which was designed to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety. As such, we have an LNG training facility in Glasgow that serves this purpose.

Unit Ownership
As at the date of this Annual Report, our directors and officers do not own or have rights to acquire any of our common units.
Item 7. Major Common Unitholders and Related Party Transactions
Major Common Unitholders
As at the date of this Annual Report, our sole common unitholder is Stonepeak Limestone Holdings L.P., which is 100% owned by investment vehicles managed by Stonepeak.

We are not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.
Related Party Transactions
a)Our Board currently includes four non-independent directors who also serve as officers, directors or employees of Stonepeak and its affiliates or the Company. See “Item 6. Directors, Senior Management and Employees.”

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
Legal Proceedings
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe may have, individually or in the aggregate, a significant adverse effect on us, other than those set forth below or in "Item 18 – Financial Statements: Note 14 – Commitments and Contingencies."
B.Significant Changes
Please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2022 and early 2023” and “Item 18 – Financial Statements: Note 21 – Subsequent Events” for descriptions of significant changes that have occurred since December 31, 2022.
Item 9.The Offer and Listing
Our Series A and Series B Preferred Units are listed on the NYSE under the symbols "SEAL PRA" and "SEAL PRB", respectively.

Item 10.Additional Information
Memorandum and Articles of Association
Our Certificate of Formation has been filed as Exhibit 1.3 to our Report on Form 6-K (File No. 1-32479), filed with the SEC on February 25, 2022, and our Limited Liability Company Agreement has been filed as Exhibit 1.4 to our Report on Form 6-K (File No. 1-32479), filed with the SEC on February 25, 2022, and are each hereby incorporated by reference into this Annual Report.

The rights, preferences and restrictions attaching to each class of our units are described in the Exhibit 2.2 to this Annual Report on Form 20-F entitled "Description of Securities Registered Under Section 12 of the Exchange Act", and hereby incorporated by reference into this Annual Report.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of the Republic of The Marshall Islands or by our Limited Liability Company Agreement.
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

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of the Marshall Islands or our Limited Liability Company Agreement.
Material United States Federal Income Tax Considerations
The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to unitholders. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (the Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Seapeak LLC.

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

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a preferred unit if the amount of the dividend is equal to or in excess of 5% of a preferred unitholder’s, adjusted tax basis (or fair market value in certain circumstances) in such preferred unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a unitholder's adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our units that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such units will be treated as long-term capital loss to the extent of the amount of such dividend.

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
Sale, Exchange or Other Disposition of Units
In general, a non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our units unless (i) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business within the United States and the disposition of our units is deemed to be effectively connected to that trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States), the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder. In addition, a Non-U.S. Holder that is a foreign corporation for U.S. federal income tax purposes may be subject to branch profits tax at a rate of 30% (or lower applicable treaty rate) on the after-tax earnings and profits attributable to such gain.
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

Non-United States Tax Considerations
Marshall Islands Taxation
Because we and our subsidiaries do not, and do not expect that we or they will, conduct business, transactions or operations in the Republic of the Marshall Islands, and because all documentation related to issuance of our common and preferred units was and is expected to be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law, holders of our common and preferred units that are not citizens of and do not reside in, maintain offices in, or engage in business, operations, or transactions in the Republic of the Marshall Islands will not be subject to Marshall Islands taxation or withholding on distributions that we make to our unitholders. In addition, such unitholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common and preferred units, and they will not be required by the Republic of the Marshall Islands to file a tax return relating to the common or preferred units.
Other Taxation
We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. In other non-U.S. jurisdictions, we and our subsidiaries rely on statutory exemptions from tax. However, we cannot assure that any statutory exemptions from tax on which we or our subsidiaries rely will continue as tax laws in those jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our or our subsidiaries' tax liability. Please read “Item 18 – Financial Statements: Note 11 – Income Tax”.
Canadian Federal Income Tax Considerations
The following discussion is a summary of the material Canadian federal income tax considerations under the Canada Tax Act that we believe are relevant to our unitholders prior to the Conversion who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty), were at all relevant times resident in the United States and entitled to all of the benefits of the Canada - U.S. Treaty and who deal at arm’s length with us (or U.S. Resident Holders). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all.

Prior to the Conversion, we were considered to be a partnership under Canadian federal income tax law and therefore not a taxable entity for Canadian income tax purposes. A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gains allocated by us to the U.S. Resident Holder in respect of such U.S. Resident Holder’s units, provided that (i) we do not carry on business in Canada for the purposes of the Canada Tax Act and (ii) such U.S. Resident Holder does not hold such units in connection with a business carried on by such U.S. Resident Holder through a permanent establishment in Canada for purposes of the Canada-U.S. Treaty.

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

We believe that our activities and affairs prior to the Conversion were conducted in such a manner that we were not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of our units. If we carried on business in Canada for purposes of the Canada Tax Act, U.S. Resident Holders would have been considered to be carrying on business in Canada and may have been required to file Canadian tax returns and, subject to any relief provided under the Canada-U.S. Treaty, would have been subject to taxation in Canada on any income that was considered to be attributable to the business carried on by us in Canada. The Canada-U.S. Treaty contains a treaty benefit denial rule which may have the effect of denying relief thereunder from Canadian taxation to U.S. Resident Holders in respect of any income attributable to a business carried on by us in Canada.

Pursuant to the Conversion, we continue to not carry-on business in Canada and we also qualify for an exemption under subsection 250(6) of the Canada Tax Act that deems us not to be resident in Canada for Canadian income tax purposes.

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
Item 11.Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR, NIBOR or SOFR. Significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. Please read "Item 3 – Risk Factors" for more details on the scheduled phasing out of LIBOR as an interest “benchmark”.

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

The table below provides information about our financial instruments at December 31, 2022, that are sensitive to changes in interest rates, including our long-term debt, obligations related to finance leases and interest rate swaps, but excluding any amounts related to our equity-accounted joint ventures. None of these financial instruments were entered into for trading purposes. For long-term debt and obligations related to finance leases, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt and obligations related to finance leases as well as the potential exercise of early termination options for certain of our interest rate swaps.
Expected Maturity Date

	2023	2024	2025	2026	2027	There- after	Total	Fair Value Liability (Asset)	Rate(1)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Fixed Rate ($U.S.)	18.1	18.1	18.1	18.1	18.1	52.0	142.5	134.7	4.3%
Variable-Rate ($U.S.) (2)	319.5	89.2	64.8	284.5	11.7	129.3	899.0	895.4	6.7%
Variable-Rate (Euro) (3) (4)	55.7	26.6	—	—	—	—	82.3	81.6	3.6%
Variable-Rate (NOK) (4) (5)	86.7	—	102.0	102.0	—	—	290.7	288.4	8.4%
Obligations Related to Finance Leases:
Variable-Rate ($U.S.) (6)	54.3	51.8	78.4	72.2	167.7	192.9	617.3	614.1	5.1%
Fixed-Rate ($U.S.) (6)	68.2	72.5	77.7	309.3	151.2	400.9	1,079.8	1,051.0	5.6%
Average Interest Rate (7)	5.6%	5.6%	5.7%	5.7%	5.5%	5.6%	5.6%
Interest Rate Swaps:
Contract Amount ($U.S.) (8)	177.1	186.2	63.1	208.5	185.4	94.1	914.4	(51.0)	2.1%
Average Fixed-Pay Rate (2)	3.0%	3.0%	1.4%	1.5%	1.5%	1.8%	2.1%
Contract Amount (Euro) (4) (9)	40.2	—	—	—	—	—	40.2	0.3	3.9%
Average Fixed-Pay Rate (3)	3.9%	—	—	—	—	—	3.9%
(1)Rate refers to the weighted-average effective interest rate for our long-term debt and obligations related to finance leases, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our obligations related to finance leases is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt, which as of December 31, 2022 ranged from 0.60% to 3.25%. Please read “Item 18 – Financial Statements: Note 10 – Long-Term Debt.”
(2)Interest payments on U.S. Dollar-denominated debt are based on LIBOR and SOFR and U.S. Dollar-denominated interest rate swaps are based on LIBOR.
(3)Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2022.
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
(8)The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR. Contract amount for U.S. Dollar-denominated interest rate swaps includes forward-starting swaps with inception dates ranging from October 2023 to April 2024.
(9)The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Spot Market Rate Risk
Certain of our NGL carriers and certain of our NGL carriers in our 50% owned Exmar LPG Joint Ventures are trading in the spot market. In addition, two of our wholly-owned LNG carriers' charter contracts are ending in 2023 and these vessels may be traded in the spot market if we are unable to obtain charter contracts prior to the expiration of their current charter contracts. Please see “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2022 and Early 2023: LNG Carrier Charter Contract". The cyclical nature of the LNG and NGL spot market may cause significant increases or decreases in the revenues we earn from these vessels trading in the spot market.
Foreign Currency Fluctuations
Our functional currency is U.S. Dollars because nearly all of our revenues and most of our operating costs are in U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loans and restricted cash deposits and our NOK-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses, and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. In addition, we have a portion of our capital expenditures denominated in Euros. We have Euro-denominated interest expense and Euro-denominated interest income related to our Euro-denominated loans of 76.9 million Euros ($82.3 million) and Euro-denominated restricted cash deposits of 28.9 million Euros ($30.9 million), respectively, as at December 31, 2022. We also incur NOK-denominated interest expense on our NOK-denominated bonds; however, we entered into cross currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2023 through 2026, and to economically hedge the interest rate exposure. We do not use these financial instruments for trading purposes. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of the NOK-denominated bonds due in 2023 through 2026. Please read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.” At December 31, 2022, the fair value of the cross currency swaps derivative liabilities was $19.8 million and the change from December 2021 to the reporting period has been reported in foreign currency exchange gain (loss) in the consolidated statements of income. As a result, fluctuations in the Euro and NOK relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income, realized and unrealized gain (loss) on non-designated derivative instruments and foreign currency exchange gain (loss).
Item 12.Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13.Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.Material Modifications to the Rights of Unitholders and Use of Proceeds
Not applicable.
Item 15.Controls and Procedures
Disclosure Controls and Procedures
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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer. In assessing the control deficiency that contributed to the restatements referred to below, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2022 because of a material weakness identified in our internal control over financial reporting relating to our assessment of a complex accounting issue. As a result of this material weakness, we reported unrealized gains from the interest rate swaps in two of our equity-accounted joint ventures (or the Joint Ventures) for the three months ended March 31, 2022, the three and six months ended June 30, 2022 and the three and nine months ended September 30, 2022 in equity income in our consolidated statements of income for each of these periods instead of within other comprehensive income in our consolidated statements of comprehensive income. We have filed with the SEC an amended Form 6-K for each of the periods ended March 31, June 30 and September 30, 2022 that restate our previously reported results for these periods to reflect the unrealized gains within other comprehensive income within our consolidated statements of comprehensive income for such periods.

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
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining for us adequate internal control over financial reporting.

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

We conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Our management excluded Evergas from our assessment of internal control over financial reporting as of December 31, 2022 because Evergas was acquired by us in a business combination on December 29, 2022. The total assets and total revenues of Evergas excluded from our assessment represent 13.2% and 0.1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

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

Management has determined that the design and operation of our controls to assess the impact of complex accounting issues were deficient, which resulted in the restatements reflected and described in our amended quarterly Reports on Form 6-K as noted above in this Item 15. Based on its evaluation, management has determined that the internal control over financial reporting was not effective as of December 31, 2022. Notwithstanding the identified material weakness, our Chief Executive Officer and our Chief Financial Officer believe the consolidated financial statements included in this Annual Report on Form 20-F fairly represent in all material respects our financial condition, results of operations and cash flows as of and for the periods presented in accordance with U.S. GAAP.

We have taken steps to remediate the internal control deficiency and have designed and implemented revised control procedures which we believe address the material weakness. This included us modifying our policy on assessing complex accounting issues. However, the control has been operating for a limited period of time and the requisite testing sample size to ensure the operating effectiveness of the revised control procedures is not yet available. The identified material weakness will not be considered remediated until the applicable remedial control operates for a sufficient period of time and we have concluded, through testing, that this control is operating effectively. We expect that remediation of this material weakness will be completed prior to the end of fiscal year 2023.
Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the year ended December 31, 2022 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
Item 16A.Audit Committee Financial Expert
The Board (which is controlled by Stonepeak and its affiliates) has determined that Director and Chair of the Audit Committee, Barry Curtis, and Audit Committee member, Lisa Krueger each qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.
Item 16B.Code of Ethics
We have adopted a Standards of Business Conduct Policy (or Code of Conduct) that applies to all our employees and directors. This document is available under “Governance” located in the 'Who we are' section of our web site (www.seapeak.com). Additionally, any person may receive a hard copy or an electronic file of the Code of Conduct at no cost by directing a request to the attention of Internal Audit at Seapeak LLC, 2000, 550 Burrard Street, Vancouver, B.C., Canada, V6C 2K2. We intend to disclose, under “Governance” located in the 'Who we are' section of our web site, any waivers to or amendments of our Standards of Business Conduct Policy that benefit any directors and executive officers of Seapeak.
Item 16C.Principal Accountant Fees and Services
Our principal accountant for 2022 and 2021 was KPMG LLP, independent registered public accounting firm. The following table shows the fees we paid or accrued for audit services provided by KPMG LLP for 2022 and 2021.

Fees (in thousands of U.S. Dollars)	2022	2021
Audit Fees(1)	1,465	1,435
Audit-Related Fees(2)	40	—
Total	1,505	1,435
(1)Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements, review of our quarterly consolidated financial statements, audit services provided in connection with other statutory audits, professional services in connection with the review of our regulatory filings for our equity offerings, and the audit of the effectiveness of internal control over financial reporting in 2021.
(2)Audit-related fees consisted of employee benefit plan audits.

No tax services were provided to us by the auditor during 2022 or 2021.

The Audit Committee of our Board has the authority to pre-approve permissible audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee pre-approved all engagements and fees paid to our principal accountant in 2022 and in 2021.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers
In March 2022, we implemented a repurchase plan authorizing the repurchase of our Series A and Series B Preferred Units up to a maximum of $30.0 million in aggregate for the Series A and Series B Preferred Units combined. As at December 31, 2022, the Company had repurchased 38,057 Series A Preferred Units and 72,804 Series B Preferred Units for $0.9 million and $1.8 million, respectively, and the remaining dollar value of Series A and Series B Preferred Units that may be repurchased under the plan was $27.3 million.

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
•We are not required to have an Audit Committee comprised of at least three independent directors. Our Audit Committee currently is comprised of two members.
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III
Item 17.Financial Statements
Not applicable.
Item 18.Financial Statements
The following financial statements, together with the related report of KPMG LLP, Independent Registered Public Accounting Firm are filed as part of this Annual Report:

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

Item 19.Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Conversion (1)
1.2	Plan of Conversion dated as of February 25, 2022 (1)
1.3	Certificate of Formation of Seapeak LLC (1)
1.4	Limited Liability Company Agreement of Seapeak LLC. (1)
2.2	Description of Securities Registered Under Section 12 of the Exchange Act.
4.1	Agreement dated November 15, 2016, for a U.S. $730,000,000 Secured Loan Facility between Bahrain LNG W.L.L. and Standard Chartered Bank and other banks. (3)
4.2	Agreement dated December 21, 2016, for a U.S. $723,200,000 Secured Loan Facility between Teekay Nakilat (III) Corporation and Qatar National Bank SAQ. (3)
4.3
Agreement dated December 8, 2017, for a U.S. $1,632,000,000 Secured Loan Agreement between DSME Hull No. 2423 L.L.C., DSME Hull No. 2425 L.L.C., DSME Hull No. 2430 L.L.C., DSME Hull No. 2431 L.L.C., DSME Hull No. 2433 L.L.C. and DSME Hull No. 2434 L.L.C. (as borrowers) and China Development Bank. (4)

4.4	Agreement and Plan of Merger, dated October 4, 2021, by and among Stonepeak Infrastructure Fund IV Cayman (AIV III) LP, Limestone Merger Sub, Inc., Teekay LNG Partners, L.P. and Teekay GP L.L.C. (5)
8.1	List of Subsidiaries of Seapeak LLC.
12.1	Rule 13a-15(e)/15d-15(e) Certification of Mark Kremin, President and Chief Executive Officer.
12.2	Rule 13a-15(e)/15d-15(e) Certification of Scott Gayton, Chief Financial Officer.
13.1	Certification of Mark Kremin, President and Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Scott Gayton, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consolidated Financial Statements of TC LNG Shipping L.L.C.
101.INS	XBRL Instance Document.
101.SCJ	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Label Linkbase.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.INS)
___________________________
(1)Previously filed as exhibits 1.1, 1.2, 1.3 and 1.4 to the Company's Report on Form 6-K (File No. 1-32479), filed with the SEC on February 25, 2022, and hereby incorporated by reference to such Annual Report.
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

SEAPEAK LLC

Date: March 31, 2023	By:	/s/ Scott Gayton
Scott Gayton
Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders
Seapeak LLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Seapeak LLC and subsidiaries (the Entity) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, cash flows, and changes in total equity for each of the years in the three‑year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Entity as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Entity is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Recoverability of vessels and equipment in the liquified natural gas segment

As discussed in Note 1 to the consolidated financial statements, vessels and equipment that are intended to be held and used in the Entity's business are assessed for impairment when events or circumstances indicate the carrying value of the asset may not be recoverable. If the asset’s net carrying value exceeds the estimated net undiscounted cash flows expected to be generated over its remaining useful life and the fair value of the asset is less than its carrying value, the carrying value of the asset is reduced to its estimated fair value. Estimates of future undiscounted cash flows involve, amongst others, assumptions about the future charter rates. As discussed in Note 19a to the consolidated financing statements, the Entity recognized an impairment charge of $44.0 million in the year ended December 31, 2022 in relation to certain vessels and equipment in the liquefied natural gas (LNG) segment.The carrying value of vessels and equipment reported on the consolidated balance sheet as of December 31, 2022 was $3,443 million, which includes vessels and equipment in the LNG segment.

We identified the assessment of the recoverability of certain vessels and equipment in the LNG segment as a critical audit matter. Subjective auditor judgment was required to evaluate the estimated future charter rates used in the Entity’s determination of the future undiscounted cash flows. Changes in estimated future charter rates could have had a significant impact on the recoverability of, and impairment charge related to, certain vessels and equipment in the LNG segment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of an internal control related to the Entity’s determination of estimated future charter rates. We assessed the estimated future charter rates by comparing them to historical rates and the rates in third-party publications for vessels with similar characteristics, including type and size. We compared the Entity’s historical revenue projections to actual results to assess the Entity’s ability to accurately project future charter rates.

Allowance for credit losses of net investment in direct financing and sales-type leases

As discussed in Note 3b to the consolidated financial statements, the Entity’s allowance for expected credit losses for its net investment in direct financing and sales-type leases (net investment in leases), and those attributable to its equity-accounted joint ventures, totaled $62,800 thousand as of December 31, 2022. The allowance for expected credit losses has two components: the lease receivable component and the residual value component. The credit loss allowance related to the lease receivable component of the net investment in direct financing and sales-type leases is determined using an internal historical loss rate method.

We identified the assessment of the allowance for expected credit losses related to the lease receivable component of the Entity’s net investment in leases as a critical audit matter. In particular, subjective auditor judgment was required to evaluate the estimate of the unadjusted loss rate used in the historical loss rate method. Certain of the assumptions and inputs to the estimate of the unadjusted loss rate were based in part on probabilities of the occurrence or non-occurrence of future events which impact the amount of future recoveries earned or additional losses incurred in measuring the value attributable to the leased assets. Changes in the unadjusted loss rate could have had a significant impact on the credit loss provision for the Entity’s net investment in leases.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the Entity’s allowance for expected credit losses process. This included controls related to the determination of certain of the assumptions and inputs used to estimate the unadjusted loss rate. We evaluated the Entity’s estimated unadjusted loss rate by testing certain inputs and assumptions that the Entity used and considered the relevance and reliability of such inputs and assumptions. We compared the losses incurred to date to historical financial results, historical charter rates, and contractual agreements. We assessed a selection of future charter rates used to estimate the amount of recoveries assuming default by the lessor by comparing them to historical rates in third-party industry publications for vessels with similar characteristics, including type and size.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Entity’s auditor since 2011.
Vancouver, Canada
March 31, 2023

SEAPEAK LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (notes 1 and 2)
(in thousands of U.S. Dollars)

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Voyage revenues (notes 6 and 12a)	624,480	597,831	591,103
Voyage expenses	(34,609)	(28,190)	(17,394)
Vessel operating expenses (note 12a)	(192,149)	(124,626)	(116,396)
Time-charter hire expenses (note 12a)	(9,396)	(23,487)	(23,564)
Depreciation and amortization	(128,459)	(130,810)	(129,752)
General and administrative expenses (notes 12a and 17)	(25,470)	(41,040)	(26,904)
Write-down and gain on sale of vessels (note 19)	(54,397)	—	(51,000)
Restructuring charges (notes 12a and 18)	(2,651)	(3,223)	—
Income from vessel operations	177,349	246,455	226,093
Equity income (notes 7 and 12a)	118,432	115,399	72,233
Interest expense	(137,129)	(118,618)	(132,806)
Interest income (note 7a)	8,132	5,945	6,884
Realized and unrealized gain (loss) on non-designated derivative instruments (note 13)	65,668	8,523	(33,334)
Foreign currency exchange gain (loss) (notes 10 and 13)	25,478	8,612	(21,356)
Other expense (notes 1, 3b and 5a)	(8,192)	(3,882)	(16,910)
Net income before income tax expense	249,738	262,434	100,804
Income tax expense (note 11)	(8,185)	(6,886)	(3,492)
Net income	241,553	255,548	97,312
Non-controlling interest in net income	17,461	12,900	9,955
Preferred unitholders' interest in net income	25,606	25,702	25,702
General partner's interest in net income	740	3,808	1,023
Company / Limited partners’ interest in net income	197,746	213,138	60,632
Related party transactions (note 12)
Subsequent events (note 21)
The accompanying notes are an integral part of the consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (notes 1 and 2)
(in thousands of U.S. Dollars)

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Net income	241,553	255,548	97,312
Other comprehensive income (loss):
Other comprehensive income (loss) before reclassifications
Unrealized gain (loss) on qualifying cash flow hedging instruments, net of tax	83,563	29,292	(66,958)
Amounts reclassified from accumulated other comprehensive loss, net of tax
To equity income:
Realized loss on qualifying cash flow hedging instruments	8,400	20,255	15,570
To interest expense:
Realized loss on qualifying cash flow hedging instruments (note 13)	2,453	3,304	2,320
Other comprehensive income (loss)	94,416	52,851	(49,068)
Comprehensive income	335,969	308,399	48,244
Non-controlling interest in comprehensive income	18,197	15,078	7,411
Preferred unitholders' interest in comprehensive income	25,606	25,702	25,702
Company / General and limited partners' interest in comprehensive income	292,166	267,619	15,131
The accompanying notes are an integral part of the consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (notes 1 and 2)
(in thousands of U.S. Dollars, except unit data)

	As at December 31, 2022 $	As at December 31, 2021 $
ASSETS
Current
Cash and cash equivalents (note 15a)	215,738	92,069
Restricted cash – current (note 15a)	42,376	11,888
Accounts receivable, including non-trade of $14,284 (2021 – $25,247) (note 13)	50,670	45,505
Prepaid expenses	20,208	14,950
Vessels held for sale (note 19)	63,120	9,813
Current portion of derivative assets (note 13)	19,451	672
Current portion of net investments in direct financing leases, net (notes 3b and 6)	16,335	14,860
Current portion of advances to equity-accounted joint ventures, net (notes 3b and 7)	—	17,500
Advances to affiliates (note 12b)	7,960	4,153
Other current assets	4,148	6,033
Total current assets	440,006	217,443
Restricted cash – long-term (note 15a)	7,832	38,100
Vessels and equipment
At cost, less accumulated depreciation of $690,309 (2021 – $801,725)	1,016,050	1,186,968
Vessels related to finance leases, at cost, less accumulated depreciation of $257,569 (2021 – $206,161) (note 5a)	2,282,641	1,637,815
Advances on newbuilding contracts (note 14a)	129,271	—
Operating lease right-of-use assets	15,034	6,747
Total vessels and equipment	3,442,996	2,831,530
Investments in and advances to equity-accounted joint ventures, net (notes 3b and 7)	1,244,264	1,136,374
Net investments in direct financing leases, net (notes 3b and 6)	470,352	480,508
Other assets	47,068	26,710
Derivative assets (note 13)	33,789	7,425
Intangible assets, net (note 8)	42,080	25,654
Goodwill (note 8)	40,308	34,841
Total assets	5,768,695	4,798,585
LIABILITIES AND EQUITY
Current
Accounts payable	52,009	10,197
Accrued liabilities and other (notes 9 and 13)	89,013	71,864
Unearned revenue (note 6)	32,662	19,973
Current portion of long-term debt (note 10)	477,168	156,064
Current obligations related to finance leases (note 5a)	122,488	73,953
Current portion of operating lease liabilities (note 5b)	9,634	6,747
Current portion of derivative liabilities (note 13)	14,590	15,581
Advances from affiliates (note 12b)	5,886	12,426
Total current liabilities	803,450	366,805
Long-term debt (note 10)	927,277	1,223,578
Long-term obligations related to finance leases (note 5a)	1,574,592	1,195,037
Long-term operating lease liabilities (note 5b)	9,905	—
Other long-term liabilities (notes 3b, 6, 7a and 14e)	83,058	60,853
Derivative liabilities (note 13)	8,655	23,289
Total liabilities	3,406,937	2,869,562
Commitments and contingencies (notes 5, 7, 10, 13 and 14)
Equity
Common units (88.6 million units issued and outstanding at December 31, 2022) (Limited partner common units at December 31, 2021 – 87.0 million)	1,959,228	1,583,229
Preferred units (11.9 million units authorized; 11.7 million units issued and outstanding at December 31, 2022) (Limited partner preferred units – 11.9 million units authorized; 11.8 million units issued and outstanding at December 31, 2021)	282,484	285,159
General partner	—	48,286
Accumulated other comprehensive income (loss)	40,517	(53,163)
Equity	2,282,229	1,863,511
Non-controlling interest	79,529	65,512
Total equity	2,361,758	1,929,023
Total liabilities and total equity	5,768,695	4,798,585
The accompanying notes are an integral part of the consolidated financial statements

SEAPEAK LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 2)
(in thousands of U.S. Dollars)

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	241,553	255,548	97,312
Non-cash and non-operating items:
Unrealized (gain) loss on non-designated derivative instruments (note 13)	(70,650)	(42,652)	16,467
Depreciation and amortization	128,459	130,810	129,752
Write-down and gain on sale of vessels (note 19)	54,397	—	51,000
Unrealized foreign currency exchange (gain) loss including the effect of settlement upon maturity or termination of cross currency swaps (note 13)	(29,884)	(16,656)	16,194
Equity income, net of distributions received and return of capital $97,768 (2021 – $50,122 and 2020 – $71,758)	(20,664)	(65,277)	(475)
Amortization of deferred financing issuance costs included in interest expense	6,949	5,245	5,788
Change in unrealized credit loss provisions included in other expense (note 3b)	(9,400)	2,817	16,075
Other non-cash items	6,934	6,578	7,161
Change in operating assets and liabilities (note 15b)	(30,917)	(77,555)	274,231
Net operating cash flow	276,777	198,858	613,505

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	367,709	669,691	604,050
Scheduled repayments of long-term debt and settlement of related swaps (note 13)	(110,593)	(353,141)	(256,085)
Prepayments of long-term debt	(197,836)	(391,543)	(752,061)
Financing issuance costs	(2,200)	(9,728)	(5,111)
Scheduled repayments of obligations related to finance leases	(74,987)	(71,932)	(69,982)
Cash distributions paid	(25,606)	(124,195)	(104,397)
Dividends paid to non-controlling interest	(4,180)	(2,923)	(5,940)
Repurchase of common units (note 16)	—	—	(15,635)
Acquisition of non-controlling interest in certain of the Company's subsidiaries (note 12c)	—	—	(2,219)
Proceeds from financing related to sale and leaseback of vessel	160,000	—	—
Extinguishment of obligations related to finance leases	(122,458)	—	—
Repurchase of preferred units (note 16)	(2,690)	—	—
Acquisition of Teekay Subsidiaries, includes assumed cash of $5,783 (note 1)	10,674	—	—
Equity contributions from Stonepeak (notes 1 and 16)	135,306	—	—
Repurchase of restricted unit awards (note 1)	(5,964)	—	—
Net financing cash flow	127,175	(283,771)	(607,380)

INVESTING ACTIVITIES
Expenditures for vessels and equipment, including advances on newbuilding contracts	(108,024)	(41,973)	(10,482)
Proceeds from repayments of advances to equity-accounted joint ventures	32,266	11,000	10,000
Advances to equity-accounted joint ventures	—	—	(991)
Acquisition of Evergas, net of cash acquired $15,303 (note 20)	(223,137)	—	—
Proceeds from sales of investment in equity-accounted joint venture and vessel (notes 7a(iii) and 19b)	18,832	—	—
Net investing cash flow	(280,063)	(30,973)	(1,473)

Increase (decrease) in cash, cash equivalents and restricted cash	123,889	(115,886)	4,652
Cash, cash equivalents and restricted cash, beginning of the year	142,057	257,943	253,291
Cash, cash equivalents and restricted cash, end of the year	265,946	142,057	257,943
Supplemental cash flow information (note 15)
The accompanying notes are an integral part of the consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY (notes 1 and 2)
(in thousands of U.S. Dollars, except unit data)

	TOTAL EQUITY
	Unitholder Equity (note 1)
	Company / Limited Partner Common Units (note 1)	Company / Limited Partner Common Units (note 1)	Company / Limited Partner Preferred Units (note 1)	Company / Limited Partner Preferred Units (note 1)	General Partner (note 1)	Accumulated Other Comprehensive (Loss) Income	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2019	77,510	1,543,598	11,800	285,159	50,241	(57,312)	55,289	1,876,975
Net income	—	60,632	—	25,702	1,023	—	9,955	97,312
Other comprehensive loss	—	—	—	—	—	(46,524)	(2,544)	(49,068)
Distributions declared:
Common units ($0.94 / unit)	—	(77,228)	—	—	(1,467)	—	—	(78,695)
Preferred units Series A ($2.25 / unit)	—	—	—	(11,249)	—	—	—	(11,249)
Preferred units Series B ($2.13 / unit)	—	—	—	(14,453)	—	—	—	(14,453)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(5,940)	(5,940)
Change in accounting policy (note 2)	—	(50,839)	—	—	(1,037)	—	(3,224)	(55,100)
Equity based compensation, net of withholding tax of $0.4 million	64	1,630	—	—	31	—	—	1,661
Other (note 12c)	—	629	—	—	12	—	(179)	462
Issuance of common units (note 12d)	10,750	2,308	—	—	(2,308)	—	—	—
Repurchase of common units (note 16)	(1,373)	(15,322)	—	—	(313)	—	—	(15,635)
Balance as at December 31, 2020	86,951	1,465,408	11,800	285,159	46,182	(103,836)	53,357	1,746,270
Net income	—	213,138	—	25,702	3,808	—	12,900	255,548
Other comprehensive income	—	—	—	—	—	50,673	2,178	52,851
Distributions declared:
Common units ($1.11 / unit)	—	(96,763)	—	—	(1,730)	—	—	(98,493)
Preferred units Series A ($2.25 / unit)	—	—	—	(11,249)	—	—	—	(11,249)
Preferred units Series B ($2.13 / unit)	—	—	—	(14,453)	—	—	—	(14,453)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(2,923)	(2,923)
Equity based compensation, net of withholding tax of $0.5 million	59	1,446	—	—	26	—	—	1,472
Balance as at December 31, 2021	87,010	1,583,229	11,800	285,159	48,286	(53,163)	65,512	1,929,023
Cancellation of restricted unit awards (note 1)	—	(3,254)	—	—	(59)	—	—	(3,313)
Contributed capital from Stonepeak (note 1)	—	5,926	—	—	109	—	—	6,035
Acquisition of Teekay Subsidiaries (note 1)	—	(2,701)	—	—	(50)	—	—	(2,751)
Distributions declared prior to conversion to limited liability company (note 1):
Preferred units Series A ($0.5625 / unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 / unit)	—	—	—	(3,613)	—	—	—	(3,613)
Net income prior to conversion to limited liability company (note 1)	—	40,407	—	3,998	740	—	2,495	47,640
Conversion to limited liability company (note 1)	(87,010)	(1,623,607)	(11,800)	(282,732)	(49,026)	—	—	(1,955,365)
Issuance of Company common & preferred units (note 1)	88,565	1,672,633	11,800	282,732	—	—	—	1,955,365
Net income	—	157,339	—	21,608	—	—	14,966	193,913
Other comprehensive income	—	—	—	—	—	93,680	736	94,416
Equity contribution from Stonepeak (note 16)	—	129,271	—	—	—	—	—	129,271
Distributions declared:
Preferred units Series A ($1.6875 / unit)	—	—	—	(8,391)	—	—	—	(8,391)
Preferred units Series B ($1.5939 / unit)	—	—	—	(10,790)	—	—	—	(10,790)
Repurchase of preferred units	—	(15)	(111)	(2,675)	—	—	—	(2,690)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(4,180)	(4,180)
Balance as at December 31, 2022	88,565	1,959,228	11,689	282,484	—	40,517	79,529	2,361,758
The accompanying notes are an integral part of the consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

1.Summary of Significant Accounting Policies
Basis of presentation
On October 4, 2021, the Company (as Teekay LNG Partners L.P., a Marshall Islands limited partnership), entered into an agreement and plan of merger with Teekay GP L.L.C. (or the General Partner), an investment vehicle (or Acquiror) managed by Stonepeak Partners L.P. (or Stonepeak), and a wholly-owned subsidiary of Acquiror (or Merger Sub). On January 13, 2022, Stonepeak completed its acquisition of the Company, with Merger Sub merging with and into the Company, and with the Company surviving the merger as a subsidiary of Stonepeak (or the Merger). Pursuant to the Merger and related transactions (collectively referred to as the "Stonepeak Transaction"), (a) each issued and outstanding common unit of the Company, including approximately 36.0 million common units owned by Teekay Corporation (or Teekay) (but excluding any common units owned by the Company, Acquiror or the Company’s or Acquiror’s respective wholly-owned subsidiaries), was converted into the right to receive cash in an amount equal to $17.00 per common unit, (b) Teekay sold to Acquiror all of the outstanding ownership interests in the General Partner for $26.4 million, which price consisted of $17.00 for each of the approximately 1.6 million common unit equivalents represented by the economic interest of the General Partner's general partner interest in the Company and (c) the Company acquired certain restructured subsidiaries of Teekay (or the Teekay Subsidiaries) that provide, through services agreements, comprehensive managerial, operational and administrative services to the Company and its subsidiaries and joint ventures and as a result of this acquisition, Teekay paid the Company $4.9 million. The Company incurred fees of $18.0 million relating to professional services provided in connection to the Stonepeak Transaction which are included in other expense in the Company's consolidated statement of income for the year ended December 31, 2022. On January 24, 2022, the Company's common units were delisted from the New York Stock Exchange. The Company's 9.00% Series A Cumulative Redeemable Perpetual Preferred Units (or the Series A Preferred Units) and 8.50% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series B Preferred Units) remain outstanding and continue to trade on the New York Stock Exchange following the Merger.
As a result of the concurrent acquisition of both the Company and the Teekay Subsidiaries by Stonepeak, where the Teekay Subsidiaries became subsidiaries of the Company on completion of the Stonepeak Transaction, the acquisition of the Teekay Subsidiaries was accounted for by the Company as the acquisition of a business between entities under common control of Stonepeak. As such, the assets acquired and liabilities assumed by the Company on January 13, 2022 in connection with the acquisition of the Teekay Subsidiaries are recognized at their fair values. Due to negative working capital of the Teekay Subsidiaries on closing, Teekay paid the Company $4.9 million for the purchase of the Teekay Subsidiaries. The excess of the net recognized liabilities of the Teekay Subsidiaries over the amount paid by Teekay to the Company has been reflected as a decrease to equity of $2.8 million.
Additionally, at the effective time of the Merger on January 13, 2022, each restricted unit award granted pursuant to the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan that was outstanding immediately prior to the effective time, whether or not vested, was automatically vested, cancelled and converted into the right to receive an amount in cash equal to $17.00 multiplied by the number of common units subject to such restricted unit award held by the holder thereof, less applicable taxes. The amount of compensation cost for these restricted unit awards as measured at the grant date but not yet recognized as of the cancellation date was $2.7 million and has been expensed on such cancellation date. The total cash cost, including taxes, was $6.0 million and was accounted for as a direct reduction to equity. Such $6.0 million amount was paid for with funds advanced by Stonepeak and this funding has been accounted for by the Company as a $6.0 million increase to equity.
On February 25, 2022, Teekay LNG Partners L.P. converted from a limited partnership formed under the laws of the Republic of the Marshall Islands (or the Partnership) into a limited liability company formed under the laws of the Republic of the Marshall Islands (or the Conversion). The Conversion is deemed a continuation of the existence of the Partnership in the form of the Company, as a Marshall Islands limited liability company, with the existence of the Company deemed to have commenced on the date the Partnership commenced its existence. Upon the Conversion, all of the rights, privileges and powers of the Partnership, and all property of and all property and debts due to the Partnership, became vested in the Company and the property of the Company. In addition, all rights of creditors and all liens upon any property of the Partnership were preserved unimpaired and all debts, liabilities and duties of the Partnership automatically attached to the Company. Concurrently with the Conversion, the Company changed its name to Seapeak LLC and changed the ticker symbols for its Series A Preferred Units and Series B Preferred Units from “TGP PRA” and “TGP PRB” to “SEAL PRA” and “SEAL PRB,” respectively.
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

These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of the Company, which is a limited liability company formed under the laws of the Republic of The Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities (or VIEs) of which it is the primary beneficiary (see Note 5).
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. Significant intercompany balances and transactions have been eliminated upon consolidation.
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. While the Company has experienced some logistical challenges across its fleet due to COVID-19, the Company has not yet experienced any material negative financial

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
impacts to its results of operations or financial position for the periods covered by these consolidated financial statements as a result of COVID-19, other than the COVID-19 pandemic being a contributing factor to the write-down of the Company's seven multi-gas vessels during the year ended December 31, 2020 as described in Note 19b.
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
The Company does not recognize revenues during days that the vessel is off-hire. When the time-charter contains a profit-sharing agreement, drydock cost reimbursements for time charters accounted for as operating leases, or other variable consideration, the Company recognizes this revenue in the period in which the changes in facts and circumstances on which the variable charter hire payments are based occur.
Voyage charters
Revenues from voyage charters are recognized on a proportionate performance method. The Company uses a discharge-to-discharge basis in determining proportionate performance for all spot voyages that contain a lease and a load-to-discharge basis in determining proportionate performance for all spot voyages that do not contain a lease. The Company does not begin recognizing revenue until a charter has been agreed to by the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheets reflect, in other current assets, the accrued portion of revenues for those voyages that commence prior to the balance sheet date and complete after the balance sheet date.
Management fees and other income
Revenues are also earned from the management of third-party vessels and an LNG terminal in Bahrain, in which the Company has a 30% interest. The Company recognizes fixed revenue on a straight-line basis over the duration of the management contract and variable revenue, such as monthly commissions, in the month they are earned. The Company presents the reimbursement of expenditures it incurs to provide the promised goods or services as revenue, if it controls such goods or services before they are transferred to the customer, and presents the reimbursement of expenditures as an offset against the expenditures, if the Company does not control the goods or services before they are transferred to the customer.
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

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
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
Restricted cash
The Company maintains restricted cash deposits relating to certain term loans, collateral for derivatives, vessels held for sale, performance bond collateral, obligations related to finance leases and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs and other obligations.
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
The Company’s advances to equity-accounted joint ventures and any other investments in loan receivables are recorded at cost, net of provision for expected credit losses.
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
Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 30 years for natural gas liquid (or NGL) carriers and 35 years for liquefied natural gas (or LNG) carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 30 years, or 35 years, respectively. Depreciation of vessels and equipment, excluding amortization of dry-docking expenditures, for the years ended December 31, 2022, 2021 and 2020 aggregated to $102.4 million, $106.4 million and $107.1 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and owned vessels related to finance leases.
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
The following table summarizes the change in the Company’s capitalized dry-docking costs from January 1, 2020 to December 31, 2022:

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Balance at January 1,	51,020	31,239	38,764
Cost incurred for dry docking	18,870	36,060	6,968
Acquisition of vessels (note 20)	9,182	—	—
Transfer to vessel held for sale and write-down of vessels	(3,367)	(896)	(766)
Dry-dock amortization	(17,394)	(15,383)	(13,727)
Balance at December 31,	58,311	51,020	31,239

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

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
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

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
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
The Company recognizes that time-charter-in contracts contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Company allocates the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component is determined using a cost-plus approach, whereby the Company estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component is determined using an adjusted market approach, whereby the Company calculates a rate excluding the operating component based on market time-charter rate information from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component. The discount rate of the lease is determined using the Company’s incremental borrowing rate, which is based on the fixed interest rate the Company could obtain when entering into a secured loan facility with similar terms.
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
Vessels sold and leased back by the Company, where the Company has a fixed price repurchase obligation or other situations where the leaseback would be classified as a finance lease, are accounted for as a failed sale of the vessel. The Company does not derecognize the vessel sold and continues to depreciate the vessel as if it was the legal owner. Proceeds received from the sale of the vessel are recognized as an obligation related to finance lease and bareboat charter hire payments made by the Company to the lessor are allocated between interest expense and principal repayments on the obligation related to finance lease. Such vessels are presented in the Company's consolidated balance sheets as vessels related to finance leases.
Credit losses
The Company utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for net investments in direct financing and sales-type leases, loans to equity-accounted joint ventures, guarantees of secured loan facilities of equity-accounted joint ventures, non-operating lease accounts receivables, contracts assets and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. The Company discontinues the accrual of interest on financial assets if collection of required payments is no longer probable, and in those situations, recognizes payments received on such assets on a cash basis method, until collection of required payments becomes probable. The Company considers a financial asset to be past due when payment is not made within 30 days of it being owed, assuming there is no dispute or other uncertainty regarding the amount owing.
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
For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive loss in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item (e.g. interest expense) in the Company’s consolidated statements of income. If a cash flow hedge is terminated or dedesignated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the Company’s consolidated statements of income. If the hedged items are no longer probable of occurring, amounts recognized in total equity are immediately transferred to the corresponding earnings line item in the Company’s consolidated statements of income.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps are recorded in realized and unrealized gain (loss) on non-designated derivative instruments in the Company’s consolidated statements of income. Gains and losses from the Company’s cross currency swaps are recorded in foreign currency exchange gain (loss) in the Company’s consolidated statements of income.
Unit-based compensation
Prior to the effective time of the Merger on January 13, 2022, the Company granted restricted unit awards as incentive-based compensation under the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan to certain of the Company’s employees and to certain employees of Teekay’s subsidiaries that provided services to the Company and its subsidiaries. The Company measured the cost of such awards using the grant date fair value of the award and recognized that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consisted of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient became eligible for retirement. For unit-based compensation awards subject to graded vesting, the Company calculated the value of the award as if it was one single award with one expected life and amortized the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company’s unit-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of income.
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
Business combinations
Accounting for acquisitions requires the Company to recognize separately from goodwill the assets acquired and the liabilities assumed at their estimated acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the estimated acquisition date fair values to reflect new information obtained about facts and circumstances that existed on the acquisition date with the corresponding offset to goodwill. Upon conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company's consolidated statement of income.
2.Accounting Pronouncements
In March 2020, the FASB issued ASU 2020-04 - Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (or ASU 2020-04). This ASU provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or LIBOR). This ASU applies only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The Company adopted this update effective January 1, 2022. The adoption of ASU 2020-04 did not have a material impact on the Company's consolidated financial statements.
In July 2021, the FASB issued ASU 2021-05 - Leases (Topic 842) Lessors — Certain Leases with Variable Lease Payments (or ASU 2021-05). Pursuant to ASU 2021-05, lessors should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if, without reference to ASU 2012-05, the lease would have been classified as a sales-type lease or a direct financing lease and a day-one loss would have been recognized. On January 1, 2022, the Company adopted ASU 2021-05 prospectively to leases that commence or are modified on or after January 1, 2022. The adoption of ASU 2021-05 did not have a material impact on the Company's consolidated financial statements.
3.Fair Value Measurements and Financial Instruments
a)Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
Cash and cash equivalents and restricted cash – The fair value of the Company’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.
Interest rate swap agreements, foreign currency forward contracts and cross currency swap agreements – The fair value of these derivative instruments of the Company is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Company and the derivative counterparties. The estimated amount is the present value of future cash flows. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. The Company's interest rate swap agreements do not require the Company to provide cash collateral to these institutions; however, cash collateral may be required by certain institutions on some of the Company's cross currency swap agreements and as at December 31, 2022, the Company had pledged $5.2 million cash as collateral (December 31, 2021 – $2.9 million), which has been recorded as restricted cash – current on the Company's consolidated balance sheets. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term. Minor changes to the forward interest curves and forward foreign exchange rates used as inputs to the valuations may have a significant effect on the fair value of these derivative instruments.
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

		December 31, 2022		December 31, 2021
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash (note 15a)	Level 1	265,946	265,946	142,057	142,057
Derivative instruments (note 13)
Interest rate swap agreements – assets	Level 2	51,046	51,046	3,896	3,896
Interest rate swap agreements – liabilities	Level 2	(291)	(291)	(26,802)	(26,802)
Foreign currency contracts	Level 2	398	398	—	—
Cross currency swap agreements – assets	Level 2	3,263	3,263	4,201	4,201
Cross currency swap agreements – liabilities	Level 2	(23,041)	(23,041)	(14,654)	(14,654)
Non-recurring:
Vessel held for sale (note 19b)	Level 2	63,120	63,120	9,813	9,813
Equity-accounted joint ventures (note 7a(iii))	Level 2	—	—	10,418	10,418
Equity-accounted joint ventures (note 7a(v))	Level 3	279,561	279,561	—	—
Other:
Loans to equity-accounted joint ventures (note 7)	(i)	88,519	(i)	115,637	(i)
Long-term debt – public (note 10)	Level 1	(286,971)	(288,448)	(317,860)	(325,873)
Long-term debt – non-public (note 10)	Level 2	(1,117,474)	(1,111,728)	(1,061,782)	(1,093,400)
Obligations related to finance leases (note 5)	Level 2	(1,697,080)	(1,665,094)	(1,268,990)	(1,332,044)
(i)The advances to equity-accounted joint ventures together with the Company’s equity investments in the joint ventures form the net aggregate carrying value of the Company’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
b)Credit Losses
As at December 31, 2022, the Company's exposure to potential credit losses under Accounting Standards Codification 326, Financial Instruments–Credit Losses (or ASC 326) included its three (December 31, 2021 – three) direct financing leases, one (December 31, 2021 – two) of its loans to equity-accounted joint ventures and its guarantees of its proportionate share of secured loan facilities and finance leases of three (December 31, 2021 – four) of its equity-accounted joint ventures. In addition, the Company's exposure to potential credit losses within its equity-accounted joint ventures under ASC 326 primarily includes direct financing and sales-types leases for 14 LNG carriers within its 50/50 joint venture with China LNG Shipping (Holdings) Limited (or China LNG) (or the Yamal LNG Joint Venture); its 40% ownership interest in Teekay Nakilat (III) Corporation (or the RasGas III Joint Venture); its 33% ownership interest in a joint venture with NYK Energy Transport (or NYK) and Mitsui & Co. Ltd. (or the Angola Joint Venture); and one floating storage unit (or FSU) and an LNG regasification terminal joint venture within Bahrain LNG W.L.L (or the Bahrain LNG Joint Venture) (see Note 7a). At December 31, 2021, the Company's exposure to potential credit losses within its equity-accounted joint ventures under ASC 326 also included direct financing and sales-types leases to four LNG carriers within its joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd (or the Pan Union Joint Venture).
The following table includes the amortized cost basis of the Company’s direct interests in financing receivables and net investment in direct financing leases by class of financing receivables and by period of origination and their associated credit quality as at December 31, 2022 and 2021.

		As at December 31,
		2022		2021
	Period of Origination	Credit Quality Grade (i)	Amortized Cost Basis $	Credit Quality Grade (i)	Amortized Cost Basis $

Direct financing leases
Tangguh Hiri and Tangguh Sago	2017 and prior	Performing	305,957	Performing	319,799
Seapeak Bahrain (formerly Bahrain Spirit)	2018	Performing	206,930	Performing	209,569
			512,887		529,368
Loans to equity-accounted joint ventures
Exmar LPG Joint Venture	2017 and prior	—	—	Performing	32,266
Bahrain LNG Joint Venture	2017 and prior	Performing	88,519	Performing	83,371
			88,519		115,637
			601,406		645,005
(i)The Company's credit quality grades are based on internal risk credit ratings whereby a credit quality grade of performing is consistent with a low likelihood of loss. The Company assesses the credit quality of its direct financing leases on whether there are no past due payments (30 days late), no concessions granted to the counterparties and whether the Company is aware of any other information that would indicate that there is a material increase of likelihood of loss. The same policy is applied by the equity-accounted joint ventures. The Company assesses the credit quality of its loan to the Bahrain LNG Joint Venture based on whether there are any past due payments from the Bahrain LNG Joint Venture’s primary customer, whether the Bahrain LNG Joint Venture has granted any concessions to its primary customer and whether the Company is aware of any other information that would indicate that there is a material increase of likelihood of loss. As at December 31, 2022 and 2021, all direct financing and sales-type leases held by the Company and the Company’s equity-accounted joint ventures had a credit quality grade of performing.
Changes in the Company's allowance for credit losses for the years presented in these consolidated financial statements are as follows:

	Direct financing leases (i) $	Direct financing and sales-type leases and other within equity-accounted joint ventures (i) $	Loans to equity-accounted joint ventures (ii) $	Guarantees of debt (iii) $	Total $
As at January 1, 2020	15,055	36,292	3,714	2,139	57,200
Provision for (reversal of) potential credit losses	15,122	18,645	1,012	(59)	34,720
As at December 31, 2020	30,177	54,937	4,726	2,080	91,920
Provision for (reversal of) potential credit losses	3,823	3,363	(626)	(380)	6,180
As at December 31, 2021	34,000	58,300	4,100	1,700	98,100
Reversal of potential credit losses	(7,800)	(21,700)	(1,200)	(400)	(31,100)
As at December 31, 2022	26,200	36,600	2,900	1,300	67,000
(i)The credit loss provision related to the lease receivable component of the net investment in direct financing and sales-type leases is based on an internal historical loss rate, as adjusted when asset specific risk characteristics of the existing lease receivables at the reporting date are not consistent with those used to measure the internal historical loss rate and as further adjusted when management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. During the years presented in these consolidated financial statements, two LNG project counterparties maintained investment grade credit ratings. As such, at December 31, 2022, the internal historical loss rate used to determine the credit loss provision was adjusted downwards to reflect a lower risk for one of these LNG projects

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
(January 1, 2020, December 31, 2020 and December 31, 2021 – two LNG projects) at such dates compared to the average LNG project used to determine the internal historical loss rate. In addition, the internal historical loss rate was adjusted upwards for (a) one LNG project to reflect a lower credit rating for the counterparty, including consideration of the critical infrastructure nature of LNG production, and (b) a second LNG project to reflect a larger potential risk of loss upon potential default as the vessels servicing this project have fewer opportunities for redeployment compared to the Company’s other LNG carriers. The credit loss provision for the residual value component is based on a reversion methodology whereby the current estimated fair value of the vessel as depreciated to the end of the charter contract is compared to the expected carrying value, with such potential gain or loss on maturity being included in the credit loss provision in increasing magnitude on a straight-line basis the closer the contract is to its maturity. Risks related to the net investments in direct financing and sales-type leases consist of risks related to the underlying LNG projects and demand for LNG carriers at the end of the time-charter contracts.
The change in credit loss provision of $(7.8) million for the Company's consolidated vessels for the year ended December 31, 2022 ($3.8 million during 2021 and $15.1 million during 2020) was included in other expense in the Company's consolidated statements of income. The change in credit loss provision for the year ended December 31, 2022 primarily reflects an increase in the estimated charter-free valuations for certain types of its LNG carriers at the end of their time-charter contract which are accounted for as direct financing leases in the Company's consolidated balance sheets. These estimated future charter-free values are subject to change based on the underlying LNG shipping market fundamentals.
The change in credit loss provision of $(21.7) million for the year ended December 31, 2022 ($3.4 million during 2021 and $18.6 million during 2020) relating to the direct financing and sales-type leases and other within the Company's equity-accounted joint ventures was included in equity income in the Company's consolidated statements of income. The change in credit loss provision for the year ended December 31, 2022 primarily reflects an increase in the estimated charter-free valuations for certain types of LNG carriers at the end of their time-charter contract, which are accounted for as direct financing and sales-type leases within investments in equity-accounted joint ventures in the Company's consolidated balance sheets.
The changes in the credit loss provision for the Company's consolidated vessels and the vessels within the Company's equity-accounted joint ventures for the year ended December 31, 2022 do not reflect any material change in expectations of the charterers' ability to make their time-charter hire payments as they come due compared to the beginning of the year.
(ii)The determination of the credit loss provision for such loans is based on their expected duration and on an internal historical loss rate of the Company and its affiliates, as adjusted when asset specific risk characteristics of the existing loans at the reporting date are not consistent with those used to measure the internal historical loss rate and as further adjusted when management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. These two loans rank behind secured debt in each equity-accounted joint venture. As such, they are similar to equity in terms of risk. The Exmar LPG Joint Venture owns and charters-in liquefied petroleum gas (or LPG) carriers with a primary focus on mid-size gas carriers. Their vessels trade on the spot market or short-term charters. Adverse changes in the spot market for mid-size LPG carriers, as well as operating costs for such vessels, could have impacted the ability of the Exmar LPG Joint Venture to repay its loan to the Company. During the year ended December 31, 2022, the loan to the Exmar LPG Joint Venture was repaid in full and the carrying value of the associated credit loss provision was $nil at December 31, 2022. The Bahrain LNG Joint Venture owns an LNG receiving and regasification terminal in Bahrain. The ability of Bahrain LNG Joint Venture to repay its loan to the Company is primarily dependent upon the Bahrain LNG Joint Venture’s customer, a company owned by the Kingdom of Bahrain, fulfilling its obligations under the 20-year agreement, as well as the Bahrain LNG Joint Venture’s ability to operate the terminal in accordance with the agreed upon operating criteria.
(iii)The determination of the credit loss provision for such guarantees was based on a probability of default and loss given default methodology. In determining the overall estimated loss from default as a percentage of the outstanding guaranteed share of secured loan facilities and finance leases, the Company considers current and future operational performance of the vessels securing the loan facilities and finance leases and current and future expectations of the proceeds that could be received from the sale of the vessels securing the loan facilities and finance leases in comparison to the outstanding principal amount of the loan facilities and finance leases if the Company was required to fulfill its obligations under the guarantees. See Note 7d relating to the guarantees the Company provides for its equity-accounted joint ventures.
4.Segment Reporting
The Company has two reportable segments, the LNG segment and the NGL segment. The Company’s LNG segment consists of LNG carriers which generally operate under long-term, fixed-rate charters to international energy companies. The Company's NGL segment consists of LPG, Ethane and multi-gas carriers which generally operate under voyage charters or time-charters. The Company has renamed its LPG segment as the NGL segment in 2022, to more accurately describe the broader range of vessels operating within this segment following the acquisition of Evergas (see Note 20). As at December 31, 2022, the Company’s LNG segment consisted of 51 LNG carriers and LNG carrier newbuildings (including 24 LNG carriers included in joint ventures that are accounted for under the equity method) and one LNG receiving and regasification terminal in Bahrain. As at December 31, 2022, the Company's NGL segment consisted of 43 LPG, Ethane and multi-gas carriers and LPG newbuildings (including 21 LPG carriers and newbuildings included in a joint venture that is accounted for under the equity method). Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.
The following table presents voyage revenues and percentage of consolidated voyage revenues for the Company’s customers who accounted for 10% or more of the Company's consolidated voyage revenues during any of the years presented in these consolidated financial statements.

(U.S. Dollars in millions)	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Royal Dutch Shell Plc. (i) (ii)	$133.9 or 21%	$136.3 or 23%	$134.4 or 23%
Ras Laffan Liquefied Natural Gas Company Ltd. (i)	$73.8 or 12%	$69.9 or 12%	$71.5 or 12%
Naturgy Energy Group S.A. (i)	Less than 10%	$64.9 or 11%	$65.3 or 11%
Cheniere Marketing International (i)	Less than 10%	Less than 10%	$61.0 or 10%
(i)LNG segment.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
(ii)Includes its subsidiaries Shell International Trading Middle East Ltd. and Shell Tankers (Singapore) Private Ltd.

The following tables include results for these segments for the years presented in these consolidated financial statements.

	Year Ended December 31, 2022
	LNG Segment $	NGL Segment $	Total $
Voyage revenues	575,433	49,047	624,480
Voyage expenses	(11,358)	(23,251)	(34,609)
Vessel operating expenses	(175,306)	(16,843)	(192,149)
Time-charter hire expenses	(9,396)	—	(9,396)
Depreciation and amortization	(121,719)	(6,740)	(128,459)
General and administrative expenses(i)	(24,214)	(1,256)	(25,470)
Write-down and gain on sale of vessels (note 19)	(52,004)	(2,393)	(54,397)
Restructuring charges (note 18)	(2,551)	(100)	(2,651)
Income (loss) from vessel operations	178,885	(1,536)	177,349

Equity income (note 7)	94,897	23,535	118,432
Investment in and advances to equity-accounted joint ventures, net	1,114,183	130,081	1,244,264
Expenditures for vessels and equipment, including advances on newbuilding contracts	(145,102)	(233)	(145,335)
Expenditures for dry docking	(18,870)	—	(18,870)

	Year Ended December 31, 2021
	LNG Segment $	NGL Segment $	Total $
Voyage revenues	550,496	47,335	597,831
Voyage expenses	(7,183)	(21,007)	(28,190)
Vessel operating expenses	(105,038)	(19,588)	(124,626)
Time-charter hire expenses	(23,487)	—	(23,487)
Depreciation and amortization	(123,786)	(7,024)	(130,810)
General and administrative expenses(i)	(37,668)	(3,372)	(41,040)
Restructuring charges (note 18)	(2,958)	(265)	(3,223)
Income (loss) from vessel operations	250,376	(3,921)	246,455

Equity income (note 7)	100,925	14,474	115,399
Investment in and advances to equity-accounted joint ventures, net	1,015,370	138,504	1,153,874
Expenditures for vessels and equipment	(44,011)	(1,161)	(45,172)
Expenditures for dry docking	(31,808)	(4,252)	(36,060)

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

	Year Ended December 31, 2020
	LNG Segment $	NGL Segment $	Total $
Voyage revenues	552,416	38,687	591,103
Voyage expenses	(3,009)	(14,385)	(17,394)
Vessel operating expenses	(98,572)	(17,824)	(116,396)
Time-charter hire expenses	(23,564)	—	(23,564)
Depreciation and amortization	(122,523)	(7,229)	(129,752)
General and administrative expenses(i)	(24,879)	(2,025)	(26,904)
Write-down of vessels (note 19)	—	(51,000)	(51,000)
Income (loss) from vessel operations	279,869	(53,776)	226,093

Equity income (loss) (note 7)	79,244	(7,011)	72,233
Expenditures for vessels and equipment	(12,382)	(1,093)	(13,475)
Expenditures for dry docking	(4,862)	(2,106)	(6,968)
(i)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources (Note 12a)).

A reconciliation of total segment assets presented in the Company's consolidated balance sheets is as follows:

	December 31, 2022 $	December 31, 2021 $
Total assets of the LNG segment	4,579,577	4,449,598
Total assets of the NGL segment	973,380	252,765
Unallocated:
Cash and cash equivalents	215,738	92,069
Advances to affiliates	—	4,153
Consolidated total assets	5,768,695	4,798,585
5.Chartered-in Vessels
a)Obligations related to Finance Leases

	December 31, 2022 $	December 31, 2021 $
Total obligations related to finance leases	1,697,080	1,268,990
Less current portion	(122,488)	(73,953)
Long-term obligations related to finance leases	1,574,592	1,195,037

As at December 31, 2022, the Company was a party to finance leases on nine LNG carriers (December 31, 2021 - nine LNG carriers) and 10 NGL carriers (December 31, 2021 - nil NGL carriers). These nine LNG carriers and 10 NGL carriers were sold by the Company to third parties (or Lessors) and leased back under 7.5 to 15-year bareboat charter contracts ending in 2025 through to 2034. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.4%. The bareboat charter contracts are presented as obligations related to finance leases on the Company's consolidated balance sheets and have purchase obligations at the end of the lease terms.
The Company consolidates 10 of the 19 Lessors for financial reporting purposes as VIEs. The Company understands that these vessels and lease operations are the only assets and operations of the Lessors. The Company operates the vessels during the lease term and, as a result, is considered to be, under GAAP, the Lessor's primary beneficiary. The sale and leaseback of nine vessels are accounted for as failed sales. The Company is not considered as holding a variable interest in these buyer Lessor entities and thus, does not consolidate these entities.
The liabilities of the 10 Lessors considered as VIEs are loans and are non-recourse to the Company. The amounts funded to the 10 Lessors in order to purchase the vessels materially match the funding to be paid by the Company's subsidiaries under the sale-leaseback transactions. As a result, the amounts due by the Company's subsidiaries to the 10 Lessors considered as VIEs have been included in obligations related to finance leases as representing the Lessors' loans.
During November 2022, the Company refinanced the Macoma by acquiring the Macoma from its original Lessor and then selling the vessel to another Lessor and leasing it back for a period of 8 years. The Company has an option to repurchase the vessel at the end of the lease term for

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
$61.0 million. As a result of this refinancing transaction, the Company recognized a loss of $0.7 million for the year ended December 31, 2022 on the extinguishment of the original finance lease which was included in other expense in the Company's consolidated statements of income.
The obligations of the Company under the bareboat charter contracts for the nine LNG carriers and 10 NGL carriers are guaranteed by the Company. The guarantee agreements require the Company to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage, for certain of its finance leases. As at December 31, 2022, the Company was in compliance with all covenants in respect of the obligations related to its finance leases.
As at December 31, 2022, the remaining commitments related to the financial liabilities of these nine LNG carriers and 10 NGL carriers, including the amounts to be paid to repurchase the vessels, approximated $2.1 billion including imputed interest of $402.0 million repayable through 2034, as indicated below:

Year	Commitments as at December 31, 2022
2023	$211,320
2024	$206,537
2025	$231,246
2026	$440,527
2027	$359,221
Thereafter	$650,208

b)Operating Leases
As at December 31, 2022, the Company had in-chartered six LPG carriers under bareboat charter contracts from a third party until December 2024 (see Note 20).
A maturity analysis of the Company's operating lease liabilities from its bareboat charter contracts as at December 31, 2022 is as follows:

Lease Commitment
Year	$
Payments:
2023	10,695
2024	10,277
Total payments	20,972
Less imputed interest	(1,433)
Carrying value of operating lease liabilities	19,539
Less current portion	(9,634)
Carrying value of long-term operating lease liabilities	9,905
6.Revenue
The Company’s primary source of revenue is chartering its vessels to customers. The Company utilizes two primary forms of contracts, consisting of time-charter contracts and voyage charter contracts. The Company also generates revenue from the management and operation of vessels owned by equity-accounted joint ventures as well as providing corporate management services to such entities.
Time Charters
Pursuant to a time-charter contract, the Company charters a vessel to a customer for a fixed period of time, generally one year or more. The performance obligations of a time-charter contract, which include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. In addition, any expenses unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the customer, as long as the vessel is not off-hire. Hire is based on a fixed daily hire amount and is typically invoiced monthly in advance for time-charter contracts. However, certain sources of variability exist, including penalties, such as those that relate to periods the vessels are off-hire and where minimum speed and performance metrics are not met. In addition, certain time-charter contracts contain provisions allowing the Company to be compensated for increases in the Company's costs during the term of the charter. Such provisions may be in the form of annual hire rate adjustments for changes in inflation indices or interest rates or in the form of cost reimbursements for vessel operating expenditures or dry-docking expenditures. Finally, in a small number of charters, the Company may earn a profit share consideration, which occurs when actual spot rates earned by the vessel exceed certain thresholds for a period of time. The Company does not engage in any specific tactics to minimize residual value risk.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
As at December 31, 2022, a substantial majority of the Company’s consolidated vessels operated under time-charter contracts with the Company’s customers. Such contracts are scheduled to expire between 2023 and 2039. Certain of these contracts result in situations whereby the customer will pay consideration up front for performance to be provided at a later date. The time-charter contracts for many of the Company's LNG carriers have options that permit the charterer to extend the contract for periods up to a total extension between one and 15 years. In addition, each of the Company's time-charter contracts are subject to certain termination and purchase provisions. As at December 31, 2022, the Company had $41.0 million of advanced payments recognized as contract liabilities (December 31, 2021 – $22.2 million) which are expected to be recognized as voyage revenues and are included in unearned revenue and other long-term liabilities on the Company's consolidated balance sheets. The Company recognized $22.2 million and $28.4 million of revenue for the years ended December 31, 2022 and 2021, respectively, that was recognized as a contract liability at the beginning of those years.
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
Management Fees and Other Income
The Company also generates revenue from the management and operation of vessels and the Bahrain LNG import terminal owned by the Company's equity-accounted joint ventures, as well as providing corporate management services to certain of these entities. Such services may include the arrangement of third-party goods and services for the vessel’s owner. The performance obligations within these contracts typically consist of crewing, technical management, insurance and, at times, commercial management. The performance obligations are satisfied concurrently and consecutively rendered over the duration of the management contract, as measured using the time that has elapsed from commencement of performance. Consideration for such contracts generally consists of a fixed monthly management fee, plus the reimbursement without markup of crewing costs for the vessels being managed. The monthly management fee and reimbursement of crewing costs are typically invoiced and paid on a monthly basis.
Revenue Table
The following tables contain the Company's revenue for the years ended December 31, 2022, 2021 and 2020, by contract type and by segment.

	Year Ended December 31, 2022			Year Ended December 31, 2021			Year Ended December 31, 2020
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Time charters	489,848	10,185	500,033	540,379	11,356	551,735	543,408	—	543,408
Voyage charters	—	38,862	38,862	—	35,979	35,979	—	38,687	38,687
Management fees and other income	85,585	—	85,585	10,117	—	10,117	9,008	—	9,008
	575,433	49,047	624,480	550,496	47,335	597,831	552,416	38,687	591,103

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

The following table contains the Company’s total revenue for the years ended December 31, 2022, 2021 and 2020, by contracts or components of contracts accounted for as leases and those not accounted for as leases:

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Lease revenue
Lease revenue from lease payments of operating leases	467,323	508,932	505,029
Interest income on lease receivables	43,979	49,142	50,504
Variable lease payments – cost reimbursements(i)	5,198	5,755	5,398
	516,500	563,829	560,931
Non-lease revenue
Non-lease revenue – related to sales-type or direct financing leases	22,395	23,885	21,164
Management fees and other income	85,585	10,117	9,008
	107,980	34,002	30,172
Total	624,480	597,831	591,103
(i)Reimbursements for vessel operating expenditures and dry-docking expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer pursuant to charter contracts accounted for as operating leases.

Net Investments in Direct Financing Leases
The two LNG carriers owned by Teekay BLT Corporation (or the Tangguh Joint Venture), in which the Company has a 70% ownership interest and which the Company consolidates, commenced their time-charter contracts with their charterers in 2009. Both time-charter contracts are accounted for as direct financing leases with 20-year terms. In addition, the 21-year charter contract for the Seapeak Bahrain FSU commenced in September 2018 and is accounted for as a direct finance lease.
The following table lists the components of the net investments in direct financing leases:

	December 31, 2022 $	December 31, 2021 $
Total lease payments to be received	638,959	703,214
Estimated unguaranteed residual value of leased properties	284,277	284,277
Initial direct costs	200	230
Less unearned revenue	(410,549)	(458,353)
Total net investments in direct financing leases	512,887	529,368
Less credit loss provision	(26,200)	(34,000)
Total net investments in direct financing leases, net	486,687	495,368
Less current portion	(16,335)	(14,860)
Net investments in direct financing leases, net	470,352	480,508

As at December 31, 2022, estimated lease payments to be received by the Company related to its direct financing leases in each of the next five succeeding fiscal years are approximately $64.0 million (2023), $64.3 million (2024), $64.2 million (2025), $64.2 million (2026), $64.2 million (2027) and an aggregate of $318.1 million thereafter. Two leases are expected to end in 2028 and the remaining lease is scheduled to end in 2039.
Operating Leases
As at December 31, 2022, scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $524.7 million (2023), $459.8 million (2024), $372.2 million (2025), $297.9 million (2026), and $166.3 million (2027). Scheduled future rentals on operating lease contracts do not include rentals from vessels in the Company's equity-accounted joint ventures, rentals from unexercised option periods of contracts that existed on December 31, 2022, variable or contingent rentals, or rentals from contracts which were entered into or commenced after December 31, 2022. Therefore, the scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.
The carrying amount of the Company's vessels which are employed on these charter contracts as at December 31, 2022, was $3.3 billion (December 31, 2021 – $2.6 billion). The cost and accumulated depreciation of these vessels employed on these charter contracts as at December 31, 2022 were $4.2 billion (December 31, 2021 – $3.5 billion) and $939.3 million (December 31, 2021 – $958.9 million), respectively.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
7.Equity-Accounted Joint Ventures
a)A summary of the Company's investments in and advances to equity-accounted joint ventures are as follows:

		As at December 31, 2022			As at December 31,
Name	Ownership Percentage	# of Delivered Vessels	LNG Terminal	Newbuildings on order	2022 $	2021 $
Angola Joint Venture (i)	33%	4	-	-	124,592	102,477
Bahrain LNG Joint Venture (ii)	30%	-	1	-	92,655	57,277
Excalibur Joint Venture (iii)	50%	-	-	-	—	10,418
Exmar LPG Joint Venture (iv)	50%	19	-	2	130,073	138,751
MALT Joint Venture (v)	52%	6	-	-	279,561	361,550
Pan Union Joint Venture (vi)	20%-30%	4	-	-	86,842	81,570
RasGas III Joint Venture (vii)	40%	4	-	-	125,701	109,866
Yamal LNG Joint Venture (viii)	50%	6	-	-	407,732	296,065
Other	50%	—	—	—	8	—
		43	1	2	1,247,164	1,157,974
Less credit loss provision					(2,900)	(4,100)
Total investments in and advances to equity-accounted joint ventures, net					1,244,264	1,153,874
Less current portion of advances to equity-accounted joint ventures, net					—	(17,500)
Investments in and advances to equity-accounted joint ventures, net					1,244,264	1,136,374

(i)Angola Joint Venture
As at December 31, 2022, the Company has a 33% ownership interest in an LNG-related joint venture with NYK (33%) and Mitsui & Co. Ltd. (34%) (or the Angola Joint Venture). The Angola Joint Venture owns four 160,400-cubic meter LNG carriers.
The Company has guaranteed its 33% share of the secured loan facilities and interest rate swaps of the Angola Joint Venture for which the aggregate principal amount of the secured loan facilities and fair value of the interest rate swaps as at December 31, 2022 was $157.5 million (December 31, 2021 – $181.6 million). As a result, the Company has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2022 was $nil (December 31, 2021 – $0.2 million) and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.
(ii)Bahrain LNG Joint Venture
In December 2015, the Company (30%) entered into a joint venture agreement with the Kingdom of Bahrain's Ministry of Oil and Gas (formerly National Oil & Gas Authority) (30%), Gulf Investment Corporation (24%) and Samsung C&T (16%) to form the Bahrain LNG Joint Venture, for the development of an LNG receiving and regasification terminal in Bahrain. The LNG terminal includes an offshore LNG receiving jetty and breakwater, an adjacent regasification platform, subsea gas pipelines from the platform to shore, an onshore gas receiving facility, and an onshore nitrogen production facility with a total LNG terminal capacity of 800 million standard cubic feet per day and is owned and operated under a 20-year customer contract. In addition, the Company has supplied an FSU in connection with this terminal commencing in September 2018 through a 21-year time-charter contract with the Bahrain LNG Joint Venture.
As at December 31, 2022 and 2021, the Company had advanced $73.4 million to the Bahrain LNG Joint Venture. These advances bear interest at 6.0%. For the years ended December 31, 2022, 2021 and 2020, the interest earned on these loans amounted to $5.1 million, $4.8 million, and $4.6 million, respectively, and was included in interest income in the Company’s consolidated statements of income. As at December 31, 2022 and 2021, the interest receivable on these advances was $15.1 million and $10.0 million, respectively. These amounts are included in the table above.
(iii)Excalibur Joint Venture
In September 2022, the Company sold its 50% ownership interest in an LNG-related joint venture with Exmar NV (or Exmar) (or the Excalibur Joint Venture) which owns one LNG carrier that was included in the Company's LNG segment. At the time of the sale, the Company's ownership interest had a net book value $5.3 million. The Company received net proceeds of $8.8 million, resulting in a gain on sale of $3.5 million, which was included in equity income for the year ended December 31, 2022 in the Company's consolidated statement of income.
During the year ended December 31, 2021, the Company recognized a $30.0 million write-down on its investment in the Excalibur Joint Venture, in expectation of this sale. The write-down was recorded in equity income on the Company‘s consolidated statement of income for the year ended December 31, 2021. The estimated fair value of the Company’s investment in the Excalibur Joint Venture was primarily based upon the expected sales price of the Excalibur LNG carrier, combined with the Excalibur Joint Venture’s working capital and floating-rate debt, whose fair values approximated their carrying values.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
(iv)Exmar LPG Joint Venture
As at December 31, 2022, the Company has a 50% ownership interest in an LPG-related joint venture with Exmar (or the Exmar LPG Joint Venture). The Company has guaranteed its 50% share of secured loan facilities and four finance leases in the Exmar LPG Joint Venture for which the aggregate principal amount of the secured loan facilities and finance leases as at December 31, 2022 was $216.2 million (December 31, 2021 – $228.2 million). As a result, the Company has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2022 was $0.7 million (December 31, 2021 – $1.0 million) and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.
As at December 31, 2021, the Company had advanced $32.3 million to the Exmar LPG Joint Venture, which bore interest at LIBOR plus 0.50%. These advances were repaid in full during the year ended December 31, 2022. For the years ended December 31, 2022, 2021 and 2020, the interest earned on these advances amounted to $0.7 million, $0.2 million and $0.8 million and is included in interest income in the Company's consolidated statements of income. As at December 31, 2022 and 2021, the interest receivable on these advances was $nil.
On initial acquisition, the basis difference between the Company's investment and the carrying value of the Exmar LPG Joint Venture's net assets was substantially attributed to the value of the vessels and charter agreements of the Exmar LPG Joint Venture and goodwill in accordance with the finalized purchase price allocation. At December 31, 2022, the unamortized amount of the basis difference was $15.3 million (December 31, 2021 – $17.4 million).
(v)MALT Joint Venture
As at December 31, 2022, the Company has a 52% ownership interest in an LNG-related joint venture with Marubeni Corporation (or the MALT Joint Venture). Since control of the MALT Joint Venture is shared jointly between Marubeni and the Company, the Company accounts for its investment in the MALT Joint Venture using the equity method. The Company has guaranteed its 52% share of certain of the MALT Joint Venture's secured loan facilities and interest rate swaps, for which the principal amount of the secured loan facilities and fair value of the interest rate swaps as at December 31, 2022 was $108.6 million (December 31, 2021 – $123.1 million). As a result, the Company has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2022 and 2021 was $0.1 million and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.
The Company recognized an impairment of its investment in the MALT Joint Venture of $86.9 million, which was included in equity income for the year ended December 31, 2022 in the Company's consolidated statement of income. The impairment was the result of the Company's updated expectations about future investments via the MALT Joint Venture as well as the uncertainty surrounding the future of the Balhaf LNG plant in Yemen as it relates to the two vessels of the MALT Joint Venture that were previously servicing this plant. The MALT Joint Venture is part of the Company's LNG Segment. The Company used a discounted cash flow approach to value its investment in the MALT Joint Venture. The significant unobservable inputs used within the valuation consisted of a revenue assumption of $70,300 per day per vessel for periods beyond existing customer contracts and a discount rate of 8.0%. As a result of the impairment, the Company's proportionate share of the carrying value of the MALT Joint Venture's net assets exceeds the Company's carrying value of its investment in the MALT Joint Venture, which has been attributed to vessels of the MALT Joint Venture. At December 31, 2022, the unamortized amount of the basis difference was $78.5 million.
(vi)Pan Union Joint Venture
As at December 31, 2022, the Company has a 30% ownership interest in two LNG carriers, the Pan Asia and the Pan Americas, and a 20% ownership interest in two LNG carriers, the Pan Europe and the Pan Africa, through its Pan Union Joint Venture.
On initial acquisition, the basis difference between the Company's investment and the carrying value of the Pan Union Joint Venture's net assets was substantially attributed to ship construction support agreements and the time-charter contracts. At December 31, 2022, the unamortized amount of the basis difference was $8.9 million (December 31, 2021 – $9.4 million).
(vii)RasGas III Joint Venture
As at December 31, 2022, the Company has a 40% ownership interest in the RasGas III Joint Venture, and the remaining 60% is held by Qatar Gas Transport Company Ltd.
(viii)Yamal LNG Joint Venture
As at December 31, 2022, the Company has a 50% ownership interest in the Yamal LNG Joint Venture, which has six icebreaker LNG carriers that carry out international transportation of LNG for a project located on the Yamal Peninsula in Northern Russia.
The Company has guaranteed its 50% share of a secured loan facility and interest rate swaps in the Yamal LNG Joint Venture for which the aggregate principal amount of the loan facility and fair value of the interest rate swaps as at December 31, 2022 was $660.8 million (December 31, 2021 – $736.7 million). As a result, the Company has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2022 was $0.5 million (December 31, 2021 – $1.5 million) and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.

b)The Angola Joint Venture, the Bahrain LNG Joint Venture, the RasGas III Joint Venture, and the Yamal LNG Joint Venture are considered VIEs; however, the Company is not the primary beneficiary and therefore, the Company has not consolidated these entities. The Company’s exposure to loss as a result of its investment in the Angola Joint Venture, the Bahrain LNG Joint Venture, the RasGas III Joint Venture, and the Yamal LNG Joint Venture is the amount it has invested in and advanced to these joint ventures, which are $124.6 million, $92.7 million, $125.7 million and $407.7 million, respectively, as at December 31, 2022. In addition, the Company provides an owner's guarantee in respect of the charters for the Angola Joint Venture, the RasGas III Joint Venture, and the Yamal LNG Joint Venture; and guarantees the credit facilities and interest rate swaps of the Angola Joint Venture and the Yamal LNG Joint Venture as described above.
c)The following tables present aggregated summarized financial information reflecting a 100% ownership interest in the Company’s equity method investments and excluding the impact from purchase price adjustments arising from the acquisition of Exmar LPG Joint Venture, the Excalibur Joint Venture and the Pan Union Joint Venture and the basis differences created by the impairment of the investment in MALT Joint Venture. The results include the Angola Joint Venture, the Bahrain LNG Joint Venture, the Excalibur Joint Venture (until its sale in September 2022), the Exmar LPG Joint Venture, the MALT Joint Venture, the Pan Union Joint Venture, the RasGas III Joint Venture and the Yamal LNG Joint Venture and the recognition of the other-than-temporary impairment of the Company's investment of the MALT Joint Venture (2022) and the Excalibur Joint Venture (2021).

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

	December 31, 2022 $	December 31, 2021 $
Cash and restricted cash – current	396,578	460,342
Other assets – current	291,723	208,029
Vessels and equipment, including vessels related to finance leases, operating lease right-of-use assets and advances on newbuilding contracts	2,530,838	1,825,562
Net investments in direct financing and sales-type leases – non-current	4,173,688	5,103,376
Other assets – non-current	435,325	255,270
Current portion of long-term debt, obligations related to finance leases, operating lease liabilities and advances from joint venture partners	1,152,742	611,180
Other liabilities – current	160,915	250,753
Long-term debt, obligations related to finance leases, operating lease liabilities and advances from joint venture partners	3,671,995	4,551,612
Other liabilities – non-current	162,893	220,454

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Voyage revenues	998,412	990,703	1,008,112
Income from vessel operations	589,595	572,985	584,685
Realized and unrealized gain (loss) on non-designated derivative instruments:
Bahrain LNG Joint Venture	80,359	22,376	(68,563)
Other equity-accounted joint ventures	31,418	4,367	(26,197)
Net income	494,999	342,068	152,144

d)As described in Note 7a, the Company guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for certain of its equity-accounted joint ventures. As at December 31, 2022, with the exception of debt service coverage ratio breaches for two of the vessels in the Angola Joint Venture, all of the Company's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that the Company guarantees. The Angola Joint Venture expects to obtain a waiver for the covenant requirements that were not met at December 31, 2022, with such waiver being valid until the next compliance test at June 30, 2023, similar to the waivers obtained in March 2022 and October 2022.
8.Intangible Assets and Goodwill
As at December 31, 2022 and 2021, intangible assets of the Company's LNG segment consisted of acquired time-charter contracts with a weighted-average amortization period of 20.7 years from the date of acquisition. As at December 31, 2022, intangible assets of the Company's NGL segment consisted of acquired time-charter contracts with a weighted-average amortization period of 4.7 years from the date of acquisition (see Note 20). The carrying amount of the Company's intangible assets as follows:

	December 31, 2022 $			December 31, 2021 $
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Gross carrying amount (note 20)	179,813	24,810	204,623	179,813	—	179,813
Accumulated amortization	(162,543)	—	(162,543)	(154,159)	—	(154,159)
Net carrying amount	17,270	24,810	42,080	25,654	—	25,654

For the years ended December 31, 2022, 2021 and 2020, amortization expense associated with intangible assets was $8.4 million, $8.9 million and $8.9 million, respectively. Amortization expense associated with intangible assets in each of the next five succeeding fiscal years is expected to be approximately $11.6 million (2023), $10.0 million (2024), $6.9 million (2025), $6.9 million (2026), and $3.6 million (2027).

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
The Company's carrying amount of goodwill as at December 31, 2022 and 2021 is as follows:

	December 31, 2022 $	December 31, 2021 $
LNG segment	31,921	31,921
NGL segment	8,387	2,920
Total	40,308	34,841
The increase in goodwill during 2022 for the NGL segment was due to the acquisition of Evergas (see Note 20). The Company conducts an impairment review annually or more frequently if facts and circumstances suggest goodwill may be impaired. No impairment charge was recorded for the years ended December 31, 2022, 2021 and 2020.
9.Accrued Liabilities and Other

	December 31, 2022 $	December 31, 2021 $
Interest including interest rate swaps	19,429	17,013
Voyage and vessel expenses	27,262	40,899
Payroll and benefits	21,418	4,053
Other general expenses	4,233	1,145
Income and other tax payable	2,398	791
Distributions payable on preferred units	6,365	6,425
Deposit received for vessels held for sale (note 19b)	4,908	1,538
Acquisition purchase price payable (note 20)	3,000	—
Total	89,013	71,864
10.Long-Term Debt

	December 31, 2022 $	December 31, 2021 $
U.S. Dollar-denominated Revolving Credit Facility due in 2023	250,000	165,000
U.S. Dollar-denominated Term Loans and Bonds due from 2024 to 2030	791,466	791,271
Norwegian Krone-denominated Bonds due from 2023 to 2026	290,703	323,193
Euro-denominated Term Loans due in 2023 and 2024	82,296	115,392
Total principal	1,414,465	1,394,856
Unamortized discount and debt issuance costs	(10,020)	(15,214)
Total debt	1,404,445	1,379,642
Less current portion	(477,168)	(156,064)
Long-term debt	927,277	1,223,578
As at December 31, 2022, the Company had one revolving credit facility available, which provided for borrowings of up to $295.0 million (December 31, 2021 – two revolving credit facilities, which provided for borrowings of up to $400.4 million), of which $45.0 million (December 31, 2021 – $235.4 million) was undrawn. Interest payments are based on LIBOR plus a margin of 1.40%. The revolving credit facility matures in December 2023. The revolving credit facility is unsecured and may be used by the Company for general company purposes.
As at December 31, 2022, the Company had six U.S. Dollar-denominated term loans and bonds outstanding, which totaled $791.5 million in aggregate principal amount (December 31, 2021 – $791.3 million). Interest payments on the term loans are based on LIBOR plus a margin, where margins ranged from 1.85% to 3.25%, and interest payments on the bonds are fixed and range from 4.11% to 4.41%. The six combined term loans and bonds require quarterly interest and principal payments and five have balloon or bullet repayments due at maturity. The term loans and bonds are collateralized by first-priority mortgages on the 14 Company vessels to which the loans relate, together with certain other related security. In addition, as at December 31, 2022, all of the outstanding term loans were guaranteed by either the Company or the ship-owning entities within Teekay Nakilat Corporation (or the RasGas II Joint Venture), in which the Company has a 70% ownership interest.
As at December 31, 2022 and 2021, the Company had Norwegian Krone (or NOK) 2.9 billion of senior unsecured bonds in the Norwegian bond market that mature through 2026. As at December 31, 2022, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $290.7 million (December 31, 2021 – $323.2 million). The interest payments on the bonds are based on Norwegian Interbank Offered Rate (or NIBOR) plus a margin, where margins ranged from 4.60% to 5.15%. The Company entered into cross currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.74% to 7.89% and the transfer of

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
principal fixed at $331.0 million upon maturity in exchange for NOK 2.9 billion (see Note 13). In connection with the Stonepeak Transaction, the Company changed its trading symbols for its NOK-denominated bonds as follows: SPK05 (formerly TKLNG05), SPK06 (formerly TKLNG06) and SPK07 (formerly TKLNG07).
As at December 31, 2022, the Company had two Euro-denominated term loans outstanding, which totaled 76.9 million Euros ($82.3 million) (December 31, 2021 – 101.5 million Euros ($115.4 million)). Interest payments for one of the term loans are based on the Euro Interbank Offered Rate (or EURIBOR) plus a margin. Interest payments on the remaining term loan are based on EURIBOR where EURIBOR is limited to zero or above zero values, plus a margin. Margins on the term loans ranged from 0.60% to 1.95%. The terms loans require monthly and semi-annual interest and principal payments. The term loans have varying maturities through 2024. The term loans are collateralized by first-priority mortgages on two of the Company vessels to which the loans relate, together with certain other related security and are guaranteed by the Company and one of its subsidiaries.
The weighted-average interest rates for the Company’s long-term debt outstanding as at December 31, 2022, and 2021 were 6.63% and 3.22%, respectively. These rates do not reflect the effect of related interest rate swaps that the Company has used to economically hedge certain of its floating-rate debt (see Note 13).
All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company incurred foreign exchange gains (losses) of $25.5 million, $8.6 million, and $(21.4) million for the years ended December 31, 2022, 2021 and 2020, respectively.
The aggregate annual long-term debt principal repayments required under these revolving credit facilities, loans and bonds subsequent to December 31, 2022, are $480.0 million (2023), $133.9 million (2024), $184.9 million (2025), $404.6 million (2026), $29.8 million (2027) and $181.3 million (thereafter).
Certain loan agreements require that (a) the Company maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Company maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Company not exceed a maximum amount of leverage, and (d) certain of the Company’s subsidiaries maintain restricted cash deposits. As at December 31, 2022, the Company had four credit facilities with an aggregate outstanding loan balance of $444.1 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 110%, 120%, 120% and 135%, which as at December 31, 2022 were 136%, 139%, 167%, and 260%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties, where available, or prepared by the Company based on second-hand sale and purchase market data. Since vessel values can be volatile, the Company’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Company sold any of the vessels. The Company’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Company's subsidiaries are in default under their term loans and, in addition, one of the term loans in the RasGas II Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As at December 31, 2022, the Company was in compliance with all covenants relating to the Company’s credit facilities and other long-term debt.
11.Income Tax
The components of the provision for income taxes were as follows:

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Current	(6,399)	(6,257)	(4,396)
Deferred	(1,786)	(629)	904
Income tax expense	(8,185)	(6,886)	(3,492)
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

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Net income before income tax expenses	249,738	262,434	100,804
Net income not subject to taxes	(282,439)	(217,184)	(135,010)
Net (loss) income subject to taxes	(32,701)	45,250	(34,206)
At applicable statutory tax rates
Amount computed using the standard rate of corporate tax	12,940	(7,555)	8,888
Adjustments to valuation allowance and uncertain tax positions	(635)	(24,629)	(5,569)
Permanent and currency differences	(19,926)	25,065	(7,186)
Change in tax rates	(564)	233	375
Tax expense related to the current year	(8,185)	(6,886)	(3,492)

The significant components of the Company’s deferred tax assets were as follows:

	December 31, 2022 $	December 31, 2021 $
Derivative instruments	(3,379)	(703)
Taxation loss carryforwards and disallowed finance costs	75,706	78,031
Vessels and equipment	(489)	(277)
Other items	94	(276)
	71,932	76,775
Valuation allowance	(70,047)	(73,341)
Net deferred tax assets	1,885	3,434

	December 31, 2022 $	December 31, 2021 $
Deferred income tax assets included in other assets	6,620	4,142
Deferred income tax liabilities included in other long-term liabilities	(4,735)	(708)
Net deferred tax assets	1,885	3,434

The Company had tax losses in the United Kingdom (or UK) of $29.0 million as at December 31, 2022 (December 31, 2021 – $28.9 million) that are available indefinitely for offset against future taxable income in the UK. The Company had tax losses and estimated disallowed finance costs in Spain of 110.3 million Euros or approximately $118.1 million (December 31, 2021 – 110.3 million Euros or approximately $125.2 million) and 14.8 million Euros or approximately $15.9 million (December 31, 2021 – 14.8 million Euros or approximately $16.9 million), respectively, at December 31, 2022 of which the tax losses and the disallowed finance costs are available indefinitely for offset against future taxable income in Spain. In addition, the Company had estimated tax losses in Luxembourg of 243.9 million Euros or approximately $261.1 million as at December 31, 2022 (December 31, 2021 – 197.8 million Euros or approximately $224.9 million) that are available for offset against taxable future income in Luxembourg, either indefinitely for losses arising prior to 2017, or for 17 years for losses arising subsequent to 2016.
The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2010 through 2022 currently remain open to examination by the major tax jurisdictions to which the Company is subject.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
12.Related Party Transactions
a)The following table and related footnotes provide information about certain of the Company's related party transactions for the periods indicated:

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Voyage revenues (i)(ii)	114,592	40,225	37,481
Vessel operating expenses (iii)	(181)	(7,011)	(6,505)
Time-charter hire expenses (iv)	(9,396)	(23,487)	(23,564)
General and administrative recoveries (expenses) (v)	92	(27,098)	(15,779)
Restructuring charges (vi)	(2,651)	(3,223)	—
Equity income (vii)	2,417	2,417	2,424
(i)In September 2018, the Company’s FSU, the Seapeak Bahrain, commenced its 21-year charter contract with the Bahrain LNG Joint Venture. Voyage revenues from the charter of the Seapeak Bahrain to the Bahrain LNG Joint Venture for the year ended December 31, 2022 amounted to $29.0 million ($30.1 million during 2021 and $28.8 million during 2020). In addition, the Company has an operation and maintenance contract with the Bahrain LNG Joint Venture relating to the LNG regasification terminal in Bahrain. Fees received in relation to the operation and maintenance contract from the Bahrain LNG Joint Venture for the year ended December 31, 2022 were $10.9 million ($10.1 million during 2021 and $8.7 million during 2020) and are included in voyage revenues in the Company's consolidated statements of income.
(ii)Commencing in January 2022, following the acquisition of the Teekay Subsidiaries (as described in Note 1), the Company provides ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters. In addition, the Company was reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. During the year ended December 31, 2022, the Company earned management fees and cost reimbursements pursuant to the related management agreements of $74.7 million, which amount is included in voyage revenues in the Company's consolidated statement of income.
(iii)Prior to the Stonepeak Transaction, the Company and certain of its operating subsidiaries were parties to service agreements with certain subsidiaries of Teekay pursuant to which the Teekay subsidiaries provided to the Company and its subsidiaries crew training and technical management services. All costs incurred by these Teekay subsidiaries related to these services were charged to the Company and recorded as part of vessel operating expenses.
(iv)From September 2018 to June 2022, the Company chartered the Seapeak Magellan (formerly Magellan Spirit) LNG carrier from the MALT Joint Venture. The time-charter hire expenses charged for the year ended December 31, 2022 were $9.4 million ($23.5 million during 2021 and $23.6 million during 2020).
(v)Prior to the Stonepeak Transaction, general and administrative expenses included administrative, advisory, business development, commercial and strategic consulting services charged by Teekay and reimbursements to Teekay and the Company's General Partner for costs incurred on the Company's behalf for the conduct of the Company's business. Following the Stonepeak Transaction for a period of approximately one year, Teekay and the Company have agreed to provide to each other certain limited administrative services to complete the separation of the Company's administrative services from Teekay's shared services function.
(vi)During the years ended December 31, 2022 and 2021, the Company incurred restructuring charges of $2.7 million and $3.2 million, respectively, from Teekay related to severance costs resulting from the reorganization and realignment of employees supporting the Company as a result of the Stonepeak Transaction in January 2022 (see Note 18).
(vii)During the year ended December 31, 2022, the Company charged fees of $2.4 million ($2.4 million during 2021 and $2.4 million during 2020) to the Yamal LNG Joint Venture relating to the successful bid process for the construction and chartering of six ARC7 LNG carriers. The fees are reflected in equity income in the Company’s consolidated statements of income.

b)As at December 31, 2022 and 2021, non-interest-bearing advances to affiliates totaled $8.0 million and $4.2 million, respectively, and non-interest-bearing advances from affiliates totaled $5.9 million and $12.4 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under common control with the Company.
c)In December 2019, as part of dissolving certain of the Company's controlled subsidiaries as a result of a simplification transaction, the Company acquired the General Partner's 1% non-controlling interest in certain of the Company's subsidiaries for an amount initially estimated at $2.7 million. In April 2020, the purchase price was finalized at $2.2 million.
d)On May 11, 2020, Teekay and the Company eliminated all of the Company's incentive distribution rights, which were held by the General Partner, in exchange for the issuance to a subsidiary of Teekay of 10.75 million newly-issued common units of the Company. The common units were valued at $122.6 million, based on the prevailing unit price at the time of issuance. This transaction was treated as a non-cash transaction in the Company's consolidated statements of cash flows.
e)On December 19, 2022, the Company received an equity contribution of $129.3 million from Stonepeak as partial payment for common units issued on March 8, 2023. As of December 31, 2022, the contribution has been accounted for as additional paid-in-capital within Company / Limited Partner Common Units in the Company's consolidated statements of changes in total equity (see Notes 16 and 21).
f)For other transactions with the Company's equity-accounted joint ventures not disclosed above, please refer to Note 7.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
13.Derivative Instruments and Hedging Activities
The Company uses derivative instruments in accordance with its overall risk management policy.
Foreign Exchange Risk
From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.
As at December 31, 2022, the Company was committed to the following foreign currency forward contracts.

	Contract Amount in Foreign Currency	Average Contract Rate(i)	Fair Value / Carrying Amount of Asset (Liability) $	Expected Maturity 2023 $
British Pound Sterling	4,400	1.1327	347	4,984
Canadian Dollar	6,500	1.3674	51	4,753
			398	9,737
(i)Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company entered into cross currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 10), and pursuant to these swaps, the Company receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Company’s NOK-denominated bonds due in 2023, 2025 and 2026, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at December 31, 2022.

		Floating Rate Receivable
Principal Amount NOK	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (Years)
850,000	102,000	NIBOR	4.60%	7.89%	(14,386)	0.7
1,000,000	112,000	NIBOR	5.15%	5.74%	(84)	2.7
1,000,000	117,000	NIBOR	4.90%	6.37%	(5,308)	3.9
					(19,778)

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
Interest Rate Risk
The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on certain of its outstanding floating-rate debt. Effective January 1, 2022, the Company removed the hedge accounting designation for all interest rate swaps for which the Company was previously applying hedge accounting.
As at December 31, 2022, the Company was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (Years)	Fixed Interest Rate (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (ii)(iii)	LIBOR	679,184	37,017	2.2	2.2%
U.S. Dollar-denominated interest rate swaps (ii)(iv)	LIBOR	235,202	14,026	4.0	1.7%
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (v)	EURIBOR	40,240	(288)	0.7	3.9%
			50,755
(i)Excludes the margins the Company pays on its floating-rate term loans, which, at December 31, 2022, ranged from 0.60% to 3.25%.
(ii)Principal amount reduces quarterly.
(iii)Two interest rate swaps are subject to mandatory early termination in 2024 whereby the swaps will be settled based on their fair value at that time.
(iv)Forward-starting interest rate swaps with inception dates ranging from October 2023 to April 2024.
(v)Principal amount reduces monthly.

As at December 31, 2022, the Company had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparty that are subject to the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Company’s consolidated balance sheets. As at December 31, 2022, these derivative instruments had an aggregate fair value asset of $51.4 million (December 31, 2021 – $7.1 million) and an aggregate fair value liability of $15.4 million (December 31, 2021 – $36.9 million). As at December 31, 2022, the Company had $5.2 million (December 31, 2021 – $2.9 million) on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and long-term on the Company’s consolidated balance sheets.
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

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
The following table presents the classification and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Accounts receivable $	Current portion of derivative assets $	Derivative assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at December 31, 2022
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	1,166	16,091	33,789	—	(291)	—
Foreign currency forward contracts	—	398	—	—	—	—
Cross currency swap agreements	301	2,962	—	(87)	(14,299)	(8,655)
	1,467	19,451	33,789	(87)	(14,590)	(8,655)
As at December 31, 2021
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	—	(67)	(2,451)	(3,081)
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	—	—	3,896	(2,177)	(10,327)	(8,699)
Cross currency swap agreements	—	672	3,529	(342)	(2,803)	(11,509)
	—	672	7,425	(2,586)	(15,581)	(23,289)

Realized and unrealized gains (losses) relating to non-designated interest rate swap agreements and foreign currency forward contracts are recognized in earnings and reported in realized and unrealized gain (loss) on non-designated derivative instruments in the Company’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Company’s consolidated statements of income is as follows:

	Year Ended December 31,
	2022 $			2021 $			2020 $
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(4,982)	70,252	65,270	(16,117)	42,652	26,535	(16,626)	(16,669)	(33,295)
Interest rate swap agreements termination	—	—	—	(18,012)	—	(18,012)	—	—	—
Foreign currency forward contracts	—	398	398	—	—	—	(241)	202	(39)
	(4,982)	70,650	65,668	(34,129)	42,652	8,523	(16,867)	(16,467)	(33,334)

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
Realized and unrealized gains (losses) relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange gain (loss) in the Company’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Company's consolidated statements of income is as follows:

	Year Ended December 31,
	2022 $			2021 $			2020 $
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Cross currency swap agreements	(2,546)	(9,881)	(12,427)	(5,294)	4,705	(589)	(6,588)	26,832	20,244
Cross currency swap agreements maturity and termination	—	—	—	(2,470)	—	(2,470)	(33,844)	—	(33,844)
	(2,546)	(9,881)	(12,427)	(7,764)	4,705	(3,059)	(40,432)	26,832	(13,600)

For the periods indicated, the following table presents the gains or losses on interest rate swap agreements designated and qualifying as cash flow hedges and their impact on other comprehensive loss (or OCI) (excluding such agreements in equity-accounted investments).

Year Ended December 31, 2022
Amount of Loss Reclassified from Accumulated OCI to Interest Expense $
(2,453)

Year Ended December 31, 2021
Amount of Gain Recognized in OCI $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense $
7,257	(3,304)

Year Ended December 31, 2020
Amount of Loss Recognized in OCI $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense $
(8,481)	(2,320)
14.Commitments and Contingencies
a)During November 2022, the Company entered into contracts with Samsung Heavy Industries Co., Ltd. for the construction of five 174,000-cubic meter M-type, Electronically Controlled, Gas Admission propulsion LNG carriers (or the Samsung LNG Carrier Newbuildings) that have a total fully built-up cost of $1.2 billion and are scheduled for delivery throughout 2027. As at December 31, 2022, costs incurred under these newbuilding contracts totaled $129.3 million and the estimated remaining costs to be incurred are $100.5 million (2023), $15.1 million (2024), $59.2 million (2025), $244.2 million (2026) and $640.0 million (2027). In February 2023, the Company received an equity contribution of $86.2 million from Stonepeak (see Note 21), which the Company used to partially fund the scheduled 2023 newbuilding installments and costs; the Company intends to finance the remaining estimated costs with its existing liquidity and future operating cash flow, as well as long-term debt financing to be arranged for the vessels prior to their scheduled deliveries.
b)During September 2022, the Company's 50%-owned Exmar LPG Joint Venture entered into contracts with Hyundai Mipo Dockyard for the construction of two 45,000-cubic meter LPG-fueled LPG carriers for scheduled deliveries in 2024 and 2025, respectively. The Company's proportionate share of the total fully built-up cost is approximately $75.5 million. As at December 31, 2022, the Company's proportionate share of costs incurred under these newbuilding contracts totaled $7.0 million and the estimated remaining costs to be incurred are $8.9 million (2023), $38.2 million (2024), and $21.4 million (2025). The Exmar LPG Joint Venture intends to finance the remaining estimated costs with its existing liquidity and future operating cash flow, as well as long-term debt financing to be arranged for the vessels prior to their scheduled deliveries.
c)The Company has a 30% ownership interest in the Bahrain LNG Joint Venture which has an LNG receiving and regasification terminal in Bahrain as described in Note 7a(ii). As at December 31, 2022, the Company's proportionate share of the estimated remaining final construction installment on the LNG terminal is $11.3 million and is expected to be incurred in 2023. The Bahrain LNG Joint Venture intends to finance the final construction installment through its existing undrawn financing, of which $7.2 million relates to the Company's proportionate share, its existing liquidity, and its future operating cash flow.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
d)The Tangguh Joint Venture has submitted a Notice of Appeal against a tax audit related to its tax returns filed for the 2010 and subsequent fiscal years. The UK taxing authority has challenged the deductibility of certain transactions not directly related to a long funding lease to which the joint venture is a party to and the Tangguh Joint Venture has recorded a provision of $1.6 million in 2017 (of which the Company's 70% share is $1.1 million) which is recorded in accrued liabilities in the Company’s consolidated balance sheets as at December 31, 2022 and 2021.

e)Tangguh Joint Venture Operating Leases
As at December 31, 2022, the Tangguh Joint Venture was a party to operating leases (or Head Leases) whereby it leases its two LNG carriers (or the Tangguh LNG Carriers) to a third-party company. The Tangguh Joint Venture then leases back the LNG carriers from the same third-party company (or the Subleases). Under the terms of these leases, the third-party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed and indemnified by the Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lease payments are increased or decreased under the Sublease to maintain the agreed after-tax margin. The Tangguh Joint Venture’s carrying amounts of this estimated tax indemnification obligation as at December 31, 2022 and 2021 were $4.7 million and $5.2 million, respectively, and are included as part of other long-term liabilities in the consolidated balance sheets of the Company. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred and ends in 2033. Although there is no maximum potential amount of future payments, the Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Tangguh Joint Venture will be required to make termination payments to the third-party company sufficient to repay the third-party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20-year terms and are classified as operating leases. The Head Leases and the Subleases for the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.
As at December 31, 2022, the total estimated future minimum rental payments to be received and paid by the Tangguh Joint Venture related to the lease contracts are as follows:

Year	Head Lease Receipts (i) $	Sublease Payments (i) (ii) $
2023	21,242	23,934
2024	21,242	23,934
2025	21,242	23,934
2026	21,242	23,934
2027	21,242	23,934
Thereafter	26,643	30,054
Total	132,853	149,724
(i) The Head Leases are fixed-rate operating leases while the Subleases have a variable-rate component. As at December 31, 2022, the Company had received $377.5 million of aggregate Head Lease receipts and had paid $334.7 million of aggregate Sublease payments. The portion of the Head Lease receipts that has not been recognized into earnings is deferred and amortized on a straight-line basis over the lease terms and, as at December 31, 2022, $3.7 million (December 31, 2021 – $3.7 million) and $14.4 million (December 31, 2021 – $18.1 million) of Head Lease receipts had been deferred and included in unearned revenue and other long-term liabilities, respectively, in the Company’s consolidated balance sheets.
(ii) The amount of payments related to the Subleases are updated annually to reflect any changes in the lease payments due to changes in tax law.

f)Management is required to assess whether the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its consolidated financial statements. The Company had a working capital deficit of $363.4 million as at December 31, 2022. This working capital deficit includes $477.2 million related to scheduled maturities and repayments of long-term debt in the 12 months following December 31, 2022, including $250.0 million related to the scheduled maturity of one revolving credit facility (see Note 10). Based on the Company’s liquidity at the date these consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, the cash distributions it expects to receive from its equity-accounted joint ventures, and the expected debt refinancing of its revolving credit facility, the Company estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
15.Supplemental Cash Flow Information
a)The following is a tabular reconciliation of the Company's cash, cash equivalents and restricted cash balances for the periods presented in the Company's consolidated statements of cash flows:

	December 31, 2022 $	December 31, 2021 $	December 31, 2020 $	December 31, 2019 $
Cash and cash equivalents	215,738	92,069	206,762	160,221
Restricted cash – current	42,376	11,888	8,358	53,689
Restricted cash – long-term	7,832	38,100	42,823	39,381
Total	265,946	142,057	257,943	253,291

The Company maintains restricted cash deposits relating to certain term loans, collateral for derivatives (see Note 13), vessels held for sale, performance bond collateral, obligations related to finance leases and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

b)The changes in operating assets and liabilities for years ended December 31, 2022, 2021 and 2020 are as follows:

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Accounts receivable	(4,373)	(21,874)	5,829
Prepaid expenses and other current assets	7,193	(10,082)	(2,463)
Accounts payable	(3,952)	5,315	(211)
Accrued liabilities and other long-term liabilities	(10,223)	(15,912)	(1,484)
Unearned revenue and long-term unearned revenue	(2,355)	(14,419)	(2,675)
Advances to and from affiliates	(10,009)	4,567	9,368
Receipts from direct financing and sales-type leases (note 15f)	16,347	15,013	274,562
Expenditures for dry docking	(23,145)	(32,808)	(5,259)
Other operating assets and liabilities	(400)	(7,355)	(3,436)
Total	(30,917)	(77,555)	274,231

c)Cash interest paid (including realized losses on interest rate swaps) on long-term debt, advances from affiliates and obligations related to finance leases, net of amounts capitalized, during the years ended December 31, 2022, 2021 and 2020 totaled $156.1 million, $175.7 million and $170.0 million, respectively.
d)During the years ended December 31, 2022, 2021 and 2020, cash paid for taxes was $2.2 million, $6.9 million and $3.5 million, respectively.
e)On May 11, 2020, Teekay and the Company eliminated all of the Company's incentive distribution rights, which were held by the General Partner, in exchange for the issuance to a subsidiary of Teekay of newly-issued common units of the Company (see Note 12d). This transaction was treated as a non-cash transaction in the Company's consolidated statements of cash flows.
f)In 2013, the Company acquired two LNG carriers, the WilPride and WilForce, from Norway-based Awilco LNG ASA (or Awilco) and chartered them back to Awilco on five-year and four-year fixed-rate bareboat charter contracts, respectively, with Awilco holding fixed-price purchase obligations at the end of the charter contracts. These charter contracts were subsequently extended to February 2020, with the ownership of both vessels transferring to Awilco at the end of this extension. In addition, in October 2019, Awilco obtained credit approval for a financing facility that would provide the funds necessary for Awilco to fulfill its purchase obligation of the two LNG carriers. As a result, both vessels were derecognized and sales-type lease receivables were recognized based on the remaining amounts owing to the Company, including the purchase obligations. In January 2020, Awilco purchased both LNG carriers from the Company and paid the Company the associated purchase obligation, deferred hire amounts and interest on deferred hire amounts thereon, totaling $260.4 million relating to these two vessels.
16.Total Capital
As at December 31, 2022, the Company's capital structure comprised of three classes of Company units: common units, Series A Preferred Units and Series B Preferred Units. The Company's sole common unitholder is Stonepeak and its affiliates, and all of the Company's outstanding Series A Preferred Units Series B Preferred Units are held by the public.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities and liquidation amounts on the Series A Preferred Units and Series B Preferred Units will be distributed to the common unitholder as adjusted to reflect any gain or loss upon the sale or other disposition of the Company’s assets in liquidation in accordance with the Limited Liability Company Agreement.
Preferred Unitholders' Rights
Significant rights of the Company’s preferred unitholders include the following:
a)Distributions on each Series A Preferred Unit shall accumulate at $0.5625 for each three-month period until the date the Company redeems the Series A Preferred Units in full. Distributions on each Series B Preferred Unit shall accumulate at $0.53125 for each three-month period until the earlier of i) the date the Company redeems the Series B Preferred Units in full and ii) October 15, 2027. After October 15, 2027, distributions on each Series B Preferred Unit shall accumulate for each three-month period until the date the Company redeems the Series B Preferred Units in full based on an annual rate of three-month LIBOR plus 6.241% as pro-rated for the applicable three-month period. If the calculation agent for the Series B Preferred Units determines that three-month LIBOR has been discontinued, it will determine whether to use a substitute or successor base rate that it has determined is most comparable to three-month LIBOR as the base distribution rate described in the immediately preceding sentence.
b)The Company has the right to redeem the Series A Preferred Units at any time and will have the right to the Series B Preferred Units on or after October 15, 2027, in whole or in part, for $25.00 per unit plus any accumulated and unpaid distributions.
c)The Series A Preferred Units have no voting rights, except in the event that six quarterly series A distributions are in arrears, in which case the Series A holders are entitled, voting as a class together with holders of other parity securities upon which like voting rights have been conferred and are exercisable, to elect one member of the board of directors. The Series B Preferred Units have no voting rights, except in the event that six quarterly Series B distributions are in arrears, in which case the Series B Holders are entitled, voting as a class together with holders of any parity securities upon which like voting rights have been conferred and are exercisable, to elect one member of the board of directors. The size of the board of directors shall be increased as needed to accommodate such change.
d)The Series A Preferred Units and Series B Preferred Units each rank senior to the Company’s common units.
e)In the event of liquidation of the Company, all property and all cash in excess of that required to discharge liabilities of the Company shall be distributed, subject to the issuance of any equity securities having a priority to the Preferred Units, first to the Preferred Unit Holders until there has been distributed in respect of each Preferred Unit then outstanding $25.00 plus any accumulated and unpaid distributions. Any remaining amounts are distributed to all Common Unitholders, pro rata.
Preferred Unit Distributions
The distributions payable on the Series A and Series B Preferred Units for the years ended December 31, 2022, 2021 and 2020 were $25.6 million, $25.7 million and $25.7 million, respectively.
Equity Contribution from Stonepeak
On December 19, 2022, the Company received an equity contribution of $129.3 million from Stonepeak in connection with funding the first installment payments for three of the five Samsung LNG Carrier Newbuildings the Company ordered in November 2022. As of December 31, 2022, the contribution has been accounted for as additional paid-in capital within Company / Limited Partner Common Units in the Company's consolidated statements of changes in total equity (see Note 21).
Preferred and Common Unit Repurchases
In March 2022, the Company established a plan which authorized the repurchase of up to $30.0 million of its Series A and Series B Preferred Units. As at December 31, 2022, the Company had repurchased 38,057 Series A Preferred Units and 72,804 Series B Preferred Units for $0.9 million and $1.8 million, respectively, and the remaining dollar value of Series A and Series B Preferred Units that may be repurchased under the plan was $27.3 million.
During the year ended December 31, 2020, the Company repurchased 1,373,066 common units for a total cost of $15.3 million.
17.Unit-Based Compensation
In June 2021, a total of 26,985 common units, with an aggregate value of $0.4 million, were granted to the non-management directors of the General Partner as part of their annual compensation for 2021. These common units were fully vested upon grant. During 2020, the Company awarded 29,595 common units, as compensation to non-management directors. The awards were fully vested in June 2020. The compensation to the non-management directors is included in general and administrative expenses on the Company’s consolidated statements of income.
During 2021 and 2020, the Company granted 67,102 and 243,940 restricted units awards, respectively, with grant date fair values of $1.1 million and $3.1 million, respectively, to certain of the Company’s employees and to certain employees of Teekay’s subsidiaries who provided services to the Company, based on the Company’s closing common unit price on the grant date. Each restricted unit was equal in value to one of the Company's common units plus reinvested distributions from the grant date to the vesting date. The restricted units awards vested equally over three years from the grant date. Any portion of a restricted unit award that was not vested on the date of a recipient’s termination of service was canceled, unless their termination arose as a result of the recipient’s retirement, and in this case, the restricted unit award would continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards was paid to each recipient in the form of common units, net of withholding tax. During the years ended 2021 and 2020, the Company recorded an expense of $2.0 million and $2.1 million, respectively, related to the restricted units and common units.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
At the effective time of the Merger on January 13, 2022, each restricted unit award granted pursuant to the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan that was outstanding immediately prior to the effective time, whether or not vested, was automatically vested, cancelled and converted into the right to receive an amount in cash equal to $17.00 multiplied by the number of common units subject to such restricted unit award held by the holder thereof, less applicable taxes. The amount of compensation cost for these restricted unit awards as measured at the grant date but not yet recognized as of the cancellation date was $2.7 million, which has been included in general and administrative expenses for the year ended December 31, 2022 in the Company's consolidated statement of income.
18.Restructuring Charges
During the years ended December 31, 2022 and 2021, the Company incurred restructuring charges of $2.7 million and $3.2 million, respectively. The restructuring charges primarily relate to severance costs resulting from the reorganization and realignment of employees supporting the Company as a result of the Stonepeak Transaction.
19.Write-Down and Gain on Sale of Vessels
The following table provides information on the Company's write-down and gain on sale of vessels for the years presented in these consolidated financial statements:

			Year Ended December 31,
Segment	Asset Type	Completion of Sale Date	2022 $	2021 $	2020 $
LNG (note 19a)	LNG Carriers	N/A	(52,004)	—	—
NGL (note 19b)	Multi-gas Carriers	Jun-2022	(2,393)	—	(51,000)
Write-down and gain on sale of vessels			(54,397)	—	(51,000)
a)In March 2022, the carrying values of two of the Company's LNG carriers, the Seapeak Arctic (formerly Arctic Spirit) and Seapeak Polar (formerly Polar Spirit), were written down to their estimated fair values, using appraised values, as a result of changes in the Company's expectations of these vessels' future opportunities subsequent to the completion of their time-charter contracts in April 2022. The total impairment charge of $44.0 million for both vessels is included in write-down and gain on sale of vessels for the year ended December 31, 2022 in the Company's consolidated statement of income.
In December 2022, the Company recorded a further write-down on the Seapeak Arctic to its estimated sales value of $15.1 million based on its expected selling price as the vessel is being marketed for sale. The write-down of $8.0 million is included in write-down and gain on sale of vessels for the year ended December 31, 2022 in the Company's consolidated statement of income. As at December 31, 2022, the vessel was presented as held for sale in the Company's consolidated balance sheet.
b)During the year ended December 31, 2020, the carrying values of the Company's seven wholly-owned multi-gas carriers (the Seapeak Unikum (formerly Unikum Spirit), the Seapeak Vision (formerly Vision Spirit), the Seapeak Pan (formerly Pan Spirit), the Seapeak Cathinka (formerly Cathinka Spirit), the Seapeak Camilla (formerly Camilla Spirit), Sonoma Spirit and Napa Spirit), were written down to their estimated fair values, using appraised values, primarily due to the lower near-term outlook for these types of vessels partly as a result of the economic environment at that time (including the COVID-19 pandemic), as well as the Company receiving notification during 2020 that the Company's then-existing commercial management agreement with a third-party commercial manager was to be terminated and replaced by a new commercial management agreement in September 2020. The total impairment charge of $51.0 million was included in write-down and gain on sale of vessels for the year ended December 31, 2020 in the Company's consolidated statement of income.
In November 2021, the Company signed a memorandum of agreement for the sale of the Sonoma Spirit. The vessel was classified as held for sale at its net book value of $9.8 million on the Company's consolidated balance sheet as at December 31, 2021. The vessel was delivered to its buyer in June 2022 for net proceeds of $10.0 million resulting in a gain on sale of $0.2 million, which is included in write-down and gain on sale of vessels for the year ended December 31, 2022 in the Company's consolidated statement of income.
In November 2022, the Company signed memorandum of agreements for the sales of the Seapeak Unikum and the Seapeak Vision for total net proceeds of $48.0 million and as a result, recorded a write-down of $2.6 million which is included in write-down and gain on sale of vessels for the year ended December 31, 2022 in the Company's consolidated statements of income. The Seapeak Unikum was delivered to its buyer in March 2023 and the Seapeak Vision is expected to be delivered to its buyer in April 2023. As at December 31, 2022, the vessels were classified as held for sale in the Company's consolidated balance sheet.
20.Acquisition of Evergas
On December 29, 2022, the Company completed the acquisition of 100% of the equity interests in Greenship Gas Trust and Greenship Gas Manager Pte. Ltd. and their subsidiaries (collectively, Evergas) from affiliates of Jaccar Holdings (or Jaccar) for a cash purchase price of $241.4 million, of which $238.4 million was paid on closing and the remaining $3.0 million was paid during February 2023.
The Company financed the cash purchase price with existing cash and by borrowing $180.0 million under its existing revolving credit facility which matures in December 2023. As part of the acquisition, the Company assumed the existing financing obligations of Evergas, none of which matures until 2025. Evergas owns and operates two Very Large Ethane Carriers and eight Semi-Refrigerated/Multi-gas carriers that were built between 2015 and 2020. These vessels are employed on fixed-rate time-charter contracts to Ineos Group Limited that expire between 2027 and 2031. Evergas

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
also in-charters six pressurized LPG carriers under bareboat charter contracts scheduled to end in 2024. The Company considers Evergas to be a natural complement to the Company’s Natural Gas Liquids segment.
The major classes of assets and liabilities to which the Company has allocated the purchase price were as follows:

Assets	December 29, 2022 $
Cash and cash equivalents	13,971
Restricted cash	1,332
Other current assets	10,977
Vessels related to finance leases	680,564
Operating lease right-of-use assets	15,036
Other non-current assets	7,794
Intangible assets - time-charters (weighted-average amortization period of 4.7 years)	24,810
Goodwill	5,467
Liabilities
Accounts payable	(3,914)
Accrued liabilities and other	(7,949)
Unearned revenue	(11,102)
Current obligations related to finance leases	(44,519)
Current portion of operating lease liabilities	(9,956)
Long-term obligations related to finance leases	(421,015)
Long-term operating lease liabilities	(11,063)
Other long-term liabilities	(9,002)
Total purchase price	241,431

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The factors contributing to the recognition of goodwill are the assembled workforce of Evergas and potential benefits from the possible expansion into the captured CO2 transportation market. None of the goodwill is expected to be deducted for tax purposes and was allocated to the NGL reporting unit for purposes of the evaluation of any future goodwill impairment.
The results of Evergas' operations have been included in the Company's consolidated statement of income for the year ended December 31, 2022 since the December 29, 2022 date of acquisition with no material impact on the Company's revenues and earnings for the year ended December 31, 2022.
The following unaudited pro forma information assumes the acquisition of Evergas occurred January 1, 2021. The pro forma information includes the historical results of operations of Evergas as well as adjustments for interest expense that would have been incurred due to financing the acquisition and depreciation and amortization of the fair value adjustments associated with the acquired vessels, time-charters and finance lease arrangements. The pro forma information for the year ended December 31, 2022 excludes pre-acquisition transaction expenses of $4.9 million. The unaudited pro forma information presented below is for illustrative purposes only and does not reflect future events that may occur after December 31, 2022 or any operating efficiencies or inefficiencies that may result from the Evergas acquisition. Therefore, the information is not necessarily indicative of results that would have been achieved had the operations of Evergas been combined with the Company during the periods presented or the results that the Company will experience going forward.

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Revenues	757,140	734,091
Net income	246,657	272,557
21.Subsequent Events
a)On February 22, 2023, the Company sold its wholly-owned LNG carrier, the Seapeak Arctic, for net proceeds of $14.9 million.
b)On December 19, 2022, the Company received an equity contribution of $129.3 million from Stonepeak in connection with funding the first installment payments for three of the five Samsung LNG Carrier Newbuildings the Company ordered in November 2022. On February 10, 2023, the Company received a further equity contribution of $86.2 million from Stonepeak to fund the first installment payments for the

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
remaining two Samsung LNG Carrier Newbuildings. On March 8, 2023, the Company issued 11,383,543 common units to Stonepeak based on total equity contributions received of $215.5 million.
c)On March 9, 2023, contracts with Hyundai Mipo Dockyard were entered into for the construction of two additional 45,000-cubic meter LPG-fueled LPG carriers with scheduled deliveries in 2025. The Company has a 25% economic ownership interest in these LPG carriers and its proportionate share of the total fully built-up cost is approximately $42.1 million.
d)On March 10, 2023, the Company entered into five forward-starting, SOFR-based interest rate swaps with effective dates ranging from September 2025 to June 2026 which have varying termination dates in 2037. The weighted-average fixed interest rate of the interest rate swaps is 3.1%. The notional principal amount of each of the five interest rate swaps begins at $10.8 million upon their effective date and increases to $86.2 million upon the expected delivery date of the vessel and declines each month over the remaining term to $32.8 million upon maturity. The interest rate swaps will economically hedge a portion of the Company's interest rate exposure on the expected debt financing for the Samsung LNG Carrier Newbuildings' construction installments (see Note 14).