Form 20-F
period 2023-12-31
Seapeak LLC
filed 2024-03-22
CIK 1308106

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________________________
FORM 20-F
  _______________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Telephone: (604) 609-4735
Email: Enquiries@seapeak.com
(Name, Telephone, Email and/or Facsimile number and Address of company Contact Person)

Securities registered, or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Series A Preferred Units	SEAL/PA	New York Stock Exchange
Series B Preferred Units	SEAL/PB	New York Stock Exchange
Securities registered, or to be registered, pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
  _______________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
4,932,548 Series A Preferred Units
6,596,115 Series B Preferred Units
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
•our liquidity needs, including our anticipated funds and sources of financing for liquidity and working capital needs, and the sufficiency of cash flows;
•our ability to obtain financing, including new bank financings and financing for our newbuilding vessels, and to refinance existing indebtedness;
•growth prospects and future trends of the markets in which we operate;
•our expectations regarding demand for natural gas and transportation of liquified natural gas (or LNG) and natural gas liquid (or NGL);
•our expectations regarding applicability of tax exemptions and tax liabilities, including whether applicable tax authorities may agree with our tax positions;
•LNG and NGL market fundamentals, including the balance of supply and demand in the LNG and NGL markets, estimated growth in size of the world LNG and NGL fleets and spot LNG and NGL charter rates;
•our expectations as to the useful lives of our vessels;
•our expectations and estimates regarding future charter business, including with respect to minimum charter hire payments, revenues and our vessels’ ability to perform to specifications and maintain their hire rates in the future;
•our expectations regarding the ability of our customers to make charter payments to us;
•our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter or whose charter contract is expiring in 2024 and 2025;
•our expectations regarding the delivery of certain vessels we agreed to sell, expected delivery dates for newbuilding vessels, and expected exercise of vessel purchase options;
•expected employment of vessels;
•the impact of the invasion of Ukraine by Russia and the Israel-Hamas war on the economy, our industry and our business, including as the result of sanctions on Russian companies and individuals and any retaliatory measures by Russia or other countries in response;
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
•our expectations regarding the performance of the receiving and regasification terminal in Bahrain owned by Bahrain LNG W.L.L., a joint venture owned by us (30%), the Bahrain Petroleum Company (or BAPCO) (formerly the Kingdom of Bahrain's Ministry of Oil and Gas) (30%), Gulf Investment Corporation (24%) and Samsung C&T (16%) (or the Bahrain LNG Joint Venture);
•our ability to obtain all permits, licenses, and certificates with respect to the conduct of our operations;
•the impact and expected cost of, and our ability and plans to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business, including, among others, the European Union's implementation of the EU Emissions Trading Systems Directive;
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
•Acts of piracy and acts of hostility from armed groups, militias, state sponsored forces and nation state forces against ocean-going vessels continue to be a risk, which could adversely affect our business, financial condition and results of operation.
•Public health threats, including pandemics, epidemics and other public health crises, could have an adverse effect on our operations and financial results.

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
•Delays in deliveries of newbuildings or in conversions or upgrades of existing vessels could harm our operating results and lead to the termination of related charters.
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
•Failure to comply with anti-bribery legislation, sanctions legislation or trade compliance regulations could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
•Our operations may be subject to economic substance requirements in the Marshall Islands and other offshore jurisdictions, which could impact our business, financial condition and operating results.

Information and Technology Risks

•A cyber-attack could materially disrupt our business.
•Our failure to comply with data privacy laws could damage our customer relationships and expose us to litigation risks and potential fines.

Risks Related to an Investment in Our Securities

•It may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
•Holders of our preferred units have extremely limited voting rights.
•Our preferred units have not been rated, and ratings of any other of our securities may affect the trading price of the preferred units.
•Market interest rates may adversely affect the value of our preferred units.
•Our Series A Preferred Units are redeemable at our option, and our Series B Preferred Units will become redeemable at our option.

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

Currently, the conflict in Ukraine has significantly increased demand and rates for LNG by reshaping global energy trading patterns, including an increase in LNG imports to the European Union (or EU) from distant sources. Changes in or resolution of the conflict in Ukraine may lead to a reversal of these trading patterns or other effects that could significantly decrease demand and rates for LNG. In addition, Russia’s invasion of Ukraine may continue to significantly impact global economic activity (including the demand for LNG and NGL, and associated shipping rates, which may in turn negatively affect our vessels) and may disrupt, delay or lead to cancellations of the construction of new LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which could negatively affect our business, results of operations and financial condition. Although the Hamas-Israel war so far has not had an impact on us, escalation or expansion of hostilities of such crisis, interventions by other groups or nations, the impositions of economic sanctions, further disruption of shipping trade routes, or similar outcomes could affect the price of natural gas, demand for LNG and NGL shipping, and adversely affect our business, results of operations and financial condition.
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
•mental health of crew members;
•human error; and
•war, terrorism and regional hostilities in areas where our vessels may transit.

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
Terrorist attacks, current or future conflicts in Ukraine, the Middle East and elsewhere, and political change, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Russia's invasion of Ukraine, continuing or escalating conflicts in the Middle East, and the presence of the United States and other armed forces in regions of conflict, may lead to further hostilities, world economic instability, uncertainty in global financial markets, disruption of LNG and NGL production and distribution, and may adversely affect demand for our services. In addition, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Uncertainty in global financial markets could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

The sanctions imposed by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU nations, UK and other countries could impose wider sanctions and take other actions should the conflict further escalate. Given Russia’s role as a major exporter of natural gas, any further sanctions imposed or actions taken by the U.S., EU nations, UK or other countries, and any retaliatory measures by Russia in response, such as restrictions on LNG or NGL shipments from Russia, could lead to increased volatility in the price of and/or demand for natural gas and could adversely affect our charterers and result in the suspension or early termination of our time-charter contracts, either of which could have a material adverse impact on our business, results of operations and financial condition. In addition, it is possible that third parties with which we have charter contracts or business arrangements may be impacted by events in Russia and Ukraine, which could adversely affect our operations and financial condition.

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

Terrorist attacks or the perception that LNG or NGL facilities and carriers are potential targets for terrorism, piracy, warlike acts, or political action, could materially and adversely affect the expansion of LNG and NGL infrastructure and the continued supply and export of LNG and NGL involving the United States and other countries. Concern that LNG or NGL facilities may be targeted for attack by terrorists, political, or warlike groups as well as environmental concerns, has contributed to significant community resistance to the construction of a number of LNG or NGL facilities. If a terrorist, political, or warlike incident involving an LNG or NGL facility or LNG or NGL carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect the construction of additional LNG or NGL facilities or lead to the temporary or permanent closing of various LNG or NGL facilities currently in operation.
Acts of piracy, war, and warlike acts on ocean-going vessels continue to be a risk, which could adversely affect our business, financial condition and results of operation.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea and the Indian Ocean off the coast of Somalia. There continues to be a significant risk of piracy incidents in the Gulf of Guinea and South East Asia. Additionally, there have been an increasing number of attacks on vessels in the areas of the Red Sea and off the waters of Yemen. If piracy, war, or attacks on vessels result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage may increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, a physical attack or similar event (including an attack that results in a total loss of one of our vessels), or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Public health threats, including pandemics, epidemics and other public health crises, could have an adverse effect on our operations and financial results.

Public health threats, including pandemics, epidemics and other public health crises, could adversely affect our operations, the operations of our customers or suppliers and the global economy. In response to a public health threat, countries, ports, terminals and organizations, including those where we conduct a large part of our operations, may implement measures to combat the outbreak, such as quarantines and travel restrictions, as was done in the case of COVID-19. Such measures may cause severe trade disruptions and result in a significant decline in global demand for natural gas. Any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. The extent to which any pandemic, epidemic or any other public health crisis may impact our business, results of operations and financial condition, including possible impairments, will depend on future developments, which are uncertain and cannot be predicted.
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

In addition, tariffs, trade embargoes, asset freezes and other economic sanctions by the United States or other countries against countries in which we operate, or to which we trade, or to which we or any of our customers, joint venture partners or business partners become subject, may harm our business. For example, general trade tensions between the United States and China escalated in 2018 and continued through much of 2019, with the United States imposing a series of tariffs on China and China responding by imposing tariffs on United States products. Although during the last quarter of 2019, the United States and China negotiated an agreement to reduce trade tensions which became effective in February 2020, our business could be harmed by increasing trade protectionism or trade tensions between the United States and China, as well as any trade embargoes or other economic sanctions by the United States or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities, or diplomatic or political pressures that limit trading activities with those countries. In addition, sanctions imposed on certain Russian companies and individuals starting in 2014 based on Russia's involvement in divesting control by Ukraine of the Crimea region and sanctions announced in response to Russia's invasion of Ukraine in 2022 may also adversely impact our business, given Russia’s role as a major global exporter of natural gas. Further, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results. Please see below relating to our two vessels chartered out to YLNG in “Item 3 – Risk Factors: We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel, or any adjustment to our charter contracts could result in a significant loss of revenues and cash flow.”
We depend on certain of our joint venture partners to assist us in operating our business and competing in our markets.
We have entered into, and may enter into additional, joint venture arrangements with third parties to expand our fleet and access growth opportunities. In particular, we rely on the expertise and relationships that our joint ventures and joint venture partners may have with current and potential customers to jointly pursue LNG and NGL projects and provide assistance in competing in new markets.

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
Our ability to charter or recharter our LNG and NGL carriers upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters depend upon, among other things, the then current states of the LNG and NGL carrier markets. As of December 31, 2023, in our LNG and NGL operating fleets, we had nil and five vessels, respectively, that were held for sale or trading in the spot market; four and thirteen vessels, respectively, with charters scheduled to expire in 2024, excluding extension options; and two and seven vessels, respectively, with charters scheduled to expire in 2025, excluding extension options. If charter rates are low when existing time charters expire, we may be required to recharter our vessels at reduced rates or even possibly at a rate whereby we incur a loss, which would harm our results of operations. Alternatively, we may determine to leave such vessels off-charter, which would also harm our results of operations. The size of the current orderbooks for LNG carriers and NGL carriers is expected to result in the increase in the size of the world LNG and NGL fleets over the next few years. An over-supply of vessel capacity, combined with stability or any decline in the demand for LNG or NGL carriers, may result in a reduction of charter hire rates.
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

Two of the six MALT LNG Carriers in our 52%-owned MALT Joint Venture, the Seapeak Marib and Seapeak Arwa, were chartered-out to Yemen LNG under long-term charter contracts with YLNG. However, due to the political unrest in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the MALT Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments was deferred. Concurrently with the expiration of the most recent deferral arrangement, in February 2022, the MALT Joint Venture entered into a second suspension agreement with YLNG (or the Second Suspension Agreement) pursuant to which the MALT Joint Venture and YLNG agreed to suspend the two charter contracts for a further period of up to three years until February 2025. Subsequently, YLNG approved the sub-chartering of the Seapeak Marib and the Seapeak Arwa by the MALT Joint Venture until the end of their current sub-charter contracts.

If we lose a key LNG time-charter, we may be unable to redeploy the related vessel on terms as favorable to us due to the long-term nature of most LNG time-charters and fluctuations in the LNG spot market. If we are unable to redeploy an LNG carrier, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. In addition, if a customer exercises its right to purchase a vessel, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time-charter.

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
We make substantial capital expenditures to maintain and expand our fleet or business, including capital expenditures associated with drydocking vessels, modifying existing vessels, and acquiring secondhand or newbuilding vessels. We currently have on order six LPG carrier newbuilding vessels that are scheduled for deliveries in 2024 (one vessel), 2025 (one vessel) and 2026 (four vessels) through our 50/50 NGL-related joint venture with Exmar NV (or Exmar) (or the Exmar LPG Joint Venture). In addition, we have five LNG carrier newbuilding vessels that are scheduled for deliveries during 2027. If we bid on and are awarded contracts relating to any LNG and NGL project, we will incur significant additional capital expenditures to build the related LNG and NGL carriers. Obligations of us and our joint ventures to pay committed expenditures are not conditional upon our or their ability to obtain financing for such expenditures.

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
Delays in deliveries of newbuildings or in potential conversions or upgrades of existing vessels could harm our operating results and lead to the termination of related charters.
The delivery of newbuildings or potential vessel conversions or upgrades we may order or undertake or otherwise acquire, could be delayed, which would delay our receipt of revenues under the charters for the vessels. In addition, under some of our charters if delivery of a vessel to our customer is delayed, we may be required to pay liquidated damages under some charters. For prolonged delays, the customer may terminate the time-charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

Our receipt of newbuildings or of potential vessel conversions or upgrades could be delayed because of:

•work stoppages or other labor disturbances at the shipyard, including as a result of pandemics or other global events that affect the supply of labor;
•bankruptcy or other financial crisis of the shipbuilder;
•market conditions, including a backlog of orders at the shipyard;
•political or economic disturbances where our vessels are being or may be built;
•weather interference or catastrophic event, such as a major earthquake or fire;
•our requests for changes to the original vessel specification;
•shortages of or delays in the receipt of necessary construction materials, such as steel;
•our inability to pay for the construction milestone payments, including as a result of our inability to finance the purchase or construction of the vessels; or
•changes in governmental regulations or maritime self-regulatory organization standards.
If delivery of a vessel is materially delayed, it could adversely affect our results or operations and financial condition and our ability to make cash distributions.
Our substantial debt levels may limit our flexibility in obtaining additional financing, refinancing credit facilities upon maturity, and pursuing other business opportunities.
As at December 31, 2023, our consolidated debt and obligations related to our credit facilities and finance leases totaled $2.7 billion and we had the capacity to borrow an additional $160.0 million under our revolving credit facility. This facility may be used by us for general corporate purposes. If we obtain debt financing for future newbuilding orders or we are awarded contracts for new LNG or NGL newbuild projects, our consolidated debt and obligations will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

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
Our NGL carriers that operate in the NGL spot market are either owned by us or owned or chartered-in by the Exmar LPG Joint Venture that owns and charters-in NGL carriers with a primary focus on the mid-size NGL carrier segment. The charters in the spot market operate for short durations and are priced on a current, or “spot,” market rate. The NGL spot market is volatile and fluctuates based upon the many conditions and events that affect the price, production and transport of NGL, including, among others, competition from alternative energy sources and negative global or regional economic or political conditions. Any adverse changes in the NGL markets may impact our ability to enter into economically beneficial charters when our NGL carriers complete their existing short-term charters in the NGL spot market, which may reduce vessel earnings and impact our operating results.
Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.
One of our principal objectives is to enter into long-term, fixed-rate LNG time-charters. The process of obtaining new long-term charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shipping contracts are awarded based upon a variety of factors relating to the vessel operator, including:

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

During 2021, we recognized a $30.0 million write-down on our investment in our 50% owned joint venture with Exmar which owned one LNG carrier (or the Excalibur Joint Venture). In September 2022, we sold our 50% ownership interest in the Excalibur Joint Venture. During 2022, we recognized total write-downs of vessels of $54.0 million and a $86.9 million write-down on our investment in our MALT Joint Venture. During 2023, we recognized total write-downs of vessels of $15.5 million. For information about these write-downs, please read "Item 5 – Operating and Financial Review and Prospects: Management's Discussion and Analysis of Financial Condition and Results of Operations – Year Ended December 31, 2023 versus Year Ended December 31, 2022", "Item 18 – Financial Statements: Note 7 – Equity-Accounted Joint Ventures", and "Item 18 – Financial Statements: Note 19 – Gain (Write-Down) and Gain (Loss) on Sales of Vessels."
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
We have invested and are investing in vessel technology upgrades such as M-type, Electronically Controlled, Gas Injection (or MEGI) engines, M-type, Electronically Controlled, Gas Admission (or MEGA) engines, ammonia-fuelled engines via our Exmar LPG Joint Venture, and other equipment and designs, including, among other things, to improve fuel efficiency, vessel performance and emissions reductions. These new engine designs and other equipment may not perform to expectations during actual operations, which may result in our exposure to performance claims based on failure to achieve specified performance requirements included in certain charter party agreements. As a result, our business, results of operations and financial condition could be harmed.
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

Changes in the insurance markets attributable to structural changes in insurance markets, economic factors, sanctions (particularly those relating to Russia), outbreaks of communicable diseases, war, terrorist attacks, environmental catastrophes, or political change may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available may be significantly more expensive than our existing coverage or be available with restrictive terms.

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

Russia's invasion of Ukraine in early 2022 has resulted in further economic sanctions issued by the United States, the EU, the United Kingdom and other jurisdictions relating to the banning of transactions with numerous Russian financial institutions, a ban on the transportation of certain types of Russian cargo including crude oil, a ban on new investments in Russia, and numerous other trade restrictions. While uncertainty remains regarding the global impact of the ongoing conflict in Ukraine, it is possible that such tensions and future sanctions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts or other business arrangements may be impacted by events in Russia and Ukraine, which could adversely affect our operations. The ongoing conflict between Russia and Ukraine may result in the imposition of further economic sanctions in addition to the ones already announced by the United States, Europe, UK and other countries, which could adversely affect our charterers and result in the suspension or early termination of our time charter contracts with the Yamal LNG Project, which could harm our business, results of operations and financial condition.

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
We are paid in Euros under some of our charters, and certain of our vessel operating expenses and general and administrative expenses currently are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also make payments under one Euro-denominated term loan. In addition, from time to time we may incur certain capital expenditures relating to our vessels in Euros. If the amount of our Euro-denominated obligations exceeds our Euro-denominated revenues, we must convert other currencies, primarily the U.S. Dollar, into Euros. An increase in the strength of the Euro relative to the U.S. Dollar would require us to convert more U.S. Dollars to Euros to satisfy those obligations, which would cause us to have less cash available for distribution to unitholders. In addition, if we do not have sufficient U.S. Dollars, we may be required to convert Euros into U.S. Dollars for distributions to unitholders. An increase in the strength of the U.S. Dollar relative to the Euro could cause us to have less cash available for distribution in this circumstance. We have not entered into currency swaps or forward contracts or similar derivatives to mitigate this risk.

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to the Euro and Norwegian Krone (or NOK) also result in fluctuations in our reported revenues and earnings. In addition, under U.S. accounting guidelines, all non-U.S Dollar-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, advances from affiliates and long-term debt, are revalued and reported based on the prevailing exchange rate at the end of the period. This revaluation historically has caused us to report significant unrealized foreign currency exchange gains or losses each period. The primary source for these gains and losses is our Euro-denominated term loan and our NOK-denominated bonds.
Exposure to interest rate fluctuations will result in fluctuations in our cash flows and operating results.
We are exposed to the impact of interest rate changes primarily through our variable-rate borrowings and finance lease obligations that require us to make interest payments based on the Secured Overnight Finance Rate (or SOFR), the Euro Interbank Offered Rate (or EURIBOR), or the Norwegian Interbank Offered Rate (or NIBOR). Significant increases in interest rates could adversely affect our profit margins, results of operations and our ability to service our financing agreements. In accordance with our risk management policy, we use interest rate swaps on certain of our debt and cross currency swaps on our NOK bonds to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt. However, any hedging activities entered into by us may not be effective in fully mitigating our interest rate risk from our variable rate obligations.

In addition, we are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. For further information about our financial instruments at December 31, 2023, that are sensitive to changes in interest rates, please read "Item 11 – Quantitative and Qualitative Disclosures About Market Risk."
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could harm our business and the trading price of our preferred units.
Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing we conduct in connection with Section 404 of the Sarbanes-Oxley Act of 2002 may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Ineffective internal controls could also cause us to incur additional costs to improve our internal control and disclosure control systems and procedures, which could harm our business and have a negative effect on the trading price of our securities.
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
Stonepeak and its affiliates own all of our outstanding common units, which also permits them to appoint and remove all of our directors (other than any single director our preferred unitholders may be permitted to elect if we are six months in arrears in paying preferred unit distributions (or a Preferred Unit Elected Director)). Neither we nor our directors or officers nor Stonepeak owe any fiduciary duties to our preferred unitholders, other than an implied contractual duty of good faith and fair dealing pursuant to our operating agreement. Three of our directors currently also serve as employees, officers and/or directors of Stonepeak or its other affiliates. In addition, one of our directors is also a member of our management and therefore is considered to be non-independent. Consequently, these directors may encounter situations in which their fiduciary obligations to Stonepeak or its other affiliates, on the one hand, and any obligation to us or our preferred unitholders, on the other hand, are in conflict. The resolution of these conflicts may not always be in the best interest of us or our preferred unitholders. These conflicts include, among others, the following situations:

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
•the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;
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
An increasing concern for, and focus on, climate change has promoted extensive existing and proposed international, national and local regulations intended to reduce GHG emissions (including from various countries and the International Maritime Organization (or IMO)). These regulatory measures may include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Compliance with these or other regulations and our efforts to participate in reducing GHG emissions have increased and likely will continue to increase our compliance costs, require additional capital expenditures to reduce vessel emissions and may require changes to our business.

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
Increasing scrutiny and changing expectations from certain investors, lenders, customers and other market participants with respect to ESG policies and practices may impose additional costs on us or expose us to additional risks.
In recent years, companies across all industries were facing increasing scrutiny relating to their ESG policies and disclosures, although this scrutiny more recently has been subject to greater pushback. Certain investor advocacy groups, institutional investors, investment funds, lenders and other market participants remain focused on ESG practices and place significant importance on the implications and social cost of their investments. This increased focus and activism related to ESG and similar matters may hinder access to capital, as these investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with evolving expectations and standards by these investors, lenders or other industry shareholders, or companies which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage among these groups and their business and financial condition may be adversely affected.

We may face increasing pressures from certain investors, lenders, customers and other market participants, which are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that interested existing and future investors and our lenders remain invested in us and make further investments in us, or in order for customers to consider conducting future business with us, especially given our business of transporting LNG and NGL. In addition, it is likely we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
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
The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. For most vessels, compliance with the applicable standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. We have implemented ballast water management system upgrades on our vessels in accordance with the applicable timelines imposed by the IMO. The cost of compliance with these regulations, including as a result of installing such systems, may be substantial and may adversely affect our results of operation and financial condition. In addition to the requirements under the IMO, the United States Coast Guard (or USCG) has imposed mandatory ballast water management practices for all vessels equipped with ballast water tanks and entering U.S. waters. These USCG regulations may have the effect of restricting our vessels from entering U.S. waters, unless we equip our vessels with pre-approved ballast water treatment system (or BWTS) or receive authorization by a duly-issued permit or exemption.
Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the UK's Criminal Finances Act and other anti-bribery or anti-money laundering legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
We operate our vessels worldwide, which may require our vessels to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (or the FCPA), the Bribery Act 2010 of the United Kingdom (or the UK Bribery Act) and the Criminal Finances Act 2017 of the United Kingdom (or the CFA). We are subject, however, to the risk that we, our customers, our joint venture partners, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption and anti-money laundering laws, including the FCPA, the UK Bribery Act and the CFA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
With a majority of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business, financial condition and operating results.
Finance ministers of the EU rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are put on a “grey list” or a “black list”. Bermuda and the Marshall Islands were removed from the black list in May and October 2019, respectively and "white-listed" by the EU in February 2020. On February 24, 2022, Bermuda was put on the "grey list" and was moved back to the "white list" on October 25, 2022. On February 14, 2023, the Marshall Islands was placed back on the "black list" but was moved back to the "white list" on October 24, 2023.

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

A majority of our subsidiaries are Marshall Islands entities and some of our subsidiaries are either organized or registered in Bermuda. These jurisdictions have enacted economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with the Bermuda and the Marshall Islands economic substance requirements and do not currently expect that these requirements will have a material adverse effect on our business, financial condition and operating results. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the noncompliant entity, which could have an adverse effect on our business, financial condition and operating results.
Information and Technology Risks
A cyber-attack could materially disrupt our business.
We rely on information technology systems and networks in our operations and the administration of our business, including for processing, transmitting and storing electronic and financial information, and aspects of the control and operation of our vessels, such as shore-to-vessel communications. Security breaches and other attacks by computer hackers and cyber terrorists have increased in number and sophistication in recent years. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breaches of our information technology systems could have a material adverse effect on our business and results of operations.

We may be required to spend significant capital and other resources to further protect us, our information systems and our assets against threats of security breaches, computer viruses and cyberattacks, or to alleviate problems caused by such matters. Security breaches, viruses and cyberattacks could also harm our reputation and expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches (including the inability of our third-party vendors, suppliers or counterparties to prevent security breaches) could also cause our customers to lose confidence in our information systems and harm our reputation, cause losses to us or our customers, damage our brand, and increase our costs.
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

Holders of our preferred units have extremely limited voting rights.

Holders of our preferred units generally have no voting rights. However, if and whenever distributions payable on a series of preferred units are in arrears for six or more quarterly periods, whether or not consecutive, holders of such series of preferred units (voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change.

Our preferred units have not been rated, and ratings of any other of our securities may affect the trading price of the preferred units.

We have not sought to obtain a rating for any series of our preferred units and the units may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to our preferred units or that we may elect to obtain a rating in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to a series of preferred units in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, or if ratings for such other securities would imply a lower relative value for the preferred units, could adversely affect the market for, or the market value of, the preferred units. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security.

Market interest rates may adversely affect the value of our preferred units.

One of the factors that will influence the trading price of our preferred units will be the distribution yield on the preferred units relative to market interest rates. In response to high levels of inflation, interest rates rose globally in 2022 and 2023, and may be sustained or increased further in 2024 and beyond. An increase in market interest rates may lead prospective purchasers of our preferred units to expect higher distribution yields, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distributions. Accordingly, higher market interest rates could cause the market price of our preferred units to decrease.

Our preferred units represent perpetual equity interests in us.

Our Series A and Series B Preferred Units represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of our preferred units may be required to bear the financial risks of an investment in our preferred units for an indefinite period of time. In addition, our Series A and Series B Preferred Units rank junior to all our indebtedness and other liabilities, and will rank junior to any other senior securities we may issue in the future, with respect to assets available to satisfy claims against us.

Our Series A Preferred Units are redeemable at our option, and our Series B Preferred Units will become redeemable at our option.

We may, at our option, redeem all or, from time to time, part of the Series A Preferred Units at any time, and the Series B Preferred Units on or after October 15, 2027. The preferred units have no maturity or mandatory redemption date and are not redeemable at the option of the preferred unitholders under any circumstances. If we redeem such preferred units, redeemed unitholders will be entitled to receive a redemption price equal to $25.00 per unit plus accumulated and unpaid distributions to the date of redemption. In addition, we may choose to repurchase Series A Preferred Units and Series B Preferred Units in the open market or in privately-negotiated transactions from time to time. Any reduction in the number of outstanding Series A or Series B Preferred Units could adversely affect the liquidity or market value of, or the market for, the preferred units and of such series.

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

There are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries' time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for the 2024 taxable year or any future taxable year if there were to be changes in our and our look-through subsidiaries' assets, income or operations.

If we or the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under "Item 10 – Additional Information: Material United States Federal Income Tax Considerations") held units, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read "Item 10 – Additional Information: Material United States Federal Income Tax Considerations – United States Federal Income Taxation of U.S. Holders." In addition, if we or the IRS were to determine that we are or have been a PFIC, the price of our preferred units may decline and our ability to raise capital on acceptable terms may be adversely affected.

We are subject to taxes, which may impact our liquidity position.
We or our subsidiaries (including those owned in our joint ventures) are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which may adversely impact our liquidity position. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions, including in certain cases estimates, on matters that are not entirely free from doubt and for which we may not have received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing our cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on us or our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, with respect to our taxable year ended in 2023, we believe that we do not satisfy the requirements of the exemption from U.S. taxation under Section 883 of the Code and therefore our gross U.S. source income is subject to a 4% U.S. federal income tax under Section 887 of the Code (as discussed below under “Item 4E – Taxation of the Company”). The amount of such tax will depend upon the amount of income we earn from voyages into or out of the United States, which is not within our complete control. In addition, we and some of our subsidiaries may rely on an exemption under subsection 250(6) of the Income Tax Act (Canada) (or the Canada Tax Act) for (i) corporations whose principal business is international shipping and that derive all or substantially all of their revenue from international shipping, and (ii) corporations that hold eligible interests in such corporations or other eligible entities. The exemption deems the qualifying corporations not to be resident in Canada for Canadian income tax purposes. If a corporation that would, but for the subsection 250(6) exemption, be resident in Canada is unable to satisfy the requirements of the subsection 250(6) exemption, that corporation would be subject to Canadian income tax on its world-wide income and dividend distributions to the corporation’s shareholders who are non-residents of Canada would generally be subject to Canadian withholding tax.

Additionally, tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. For example, various governments and organizations such as the EU and Organization for Economic Co-operation and Development (or the OECD) are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue. In January 2019, the OECD announced further work in continuation of its Base Erosion and Profit Shifting project, focusing on two “pillars.” Pillar One provides a framework for the reallocation of certain residual profits of multi-national enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two consists of two interrelated rules referred to as Global Anti-Base Erosion Rules, which operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. In October 2021, more than 130 countries tentatively signed on to a framework that imposes a minimum tax rate of 15%, among other provisions. The framework calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. Qualifying international shipping income is currently exempt from many aspects of this framework if the exemption requirements are met. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules, which are generally consistent with the agreement reached by the framework in October 2021. On December 12, 2022, the EU member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on large multinational enterprises with revenues of at least €750 million, which generally would go into effect in 2024. Legislatures of certain member states within the EU, as well as legislatures of multiple countries outside of the EU, in which we (or one of our “constituent entities,” as determined consistent with the Pillar Two framework) do business have drafted or enacted legislation to implement the OECD’s minimum tax proposal. If we are in the scope of OECD’s Pillar Two rules, including due to our inability to satisfy the requirements of the international shipping exemption, these changes could result in additional tax imposed on us or our subsidiaries, further impacting our liquidity position. The application of the Pillar Two rules continues to evolve and its impact on us remains uncertain. We will continue to evaluate the impact of the Pillar Two rules.

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

As of December 31, 2023, our fleet, excluding newbuildings, consisted of 44 LNG carriers (including 24 LNG carriers that are accounted for under the equity method) and 38 NGL carriers (including the 18 carriers that are accounted for under the equity method). In addition, as at December 31, 2023, we had one LNG receiving and regasification terminal in Bahrain, in which we have a 30% ownership interest. Our equity-accounted LNG carriers include (i) six LNG carriers (or the MALT LNG Carriers) relating to our 52% ownership interest in the MALT Joint Venture, (ii) four LNG carriers (or the RasGas III LNG Carriers) relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation in which we have a 40% ownership interest, (iii) four LNG carriers relating to the Angola Project (or the Angola LNG Carriers) in our joint venture with Mitsui & Co. Ltd. and NYK Energy Transport (Atlantic) Ltd. (or the Angola Joint Venture) in which we have a 33% ownership interest, (iv) four LNG carriers (or the Pan Union LNG Carriers), in which we have interests ranging from 20% to 30%, relating to our joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd, and (v) six ARC7 LNG carriers relating to the Yamal LNG Joint Venture. As of December 31, 2023, our 18 equity-accounted NGL carriers (or the Exmar LPG Carriers) relate to our Exmar LPG Joint Venture. As at December 31, 2023, we had five LNG carrier newbuildings scheduled for delivery throughout 2027, and eight NGL carrier newbuildings (including four in-chartered NGL carrier newbuildings) within the Exmar LPG Joint Venture scheduled for delivery between 2024 and 2027.

Our fleets of LNG and NGL carriers (excluding newbuildings but including equity-accounted vessels) currently have approximately 7.4 million and 1.2 million cubic meters of total capacity, respectively.

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

On December 29, 2022, we acquired Evergas and its fleet of 16 NGL vessels (including six in-chartered NGL carriers) in an all-cash transaction plus the assumption of indebtedness. Evergas owns and operates two Very Large Ethane Carriers and eight Multigas/LNG carriers, all of which are on fixed-rate time-charters to Ineos Group Limited. Evergas also controls six LPG carriers under bareboat leases scheduled to end in December 2024. In addition, Evergas holds a 50% interest in the Dan-Unity JV with the remaining 50% held by Ultragas ApS, which is exploring potential CO2 carrier growth opportunities. Please read "Item 18 – Financial Statements: Note 20 – Acquisition of Evergas" for additional information about this transaction.

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

Our vessels and our LNG regasification terminal in Bahrain primarily operate under fixed-rate contracts with major energy and utility companies. As of December 31, 2023, the average remaining term for these contracts was approximately nine years for our LNG carriers and regasification terminal and approximately three years for our NGL carriers, subject, in certain circumstances, to termination or vessel purchase rights.

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

Our fleet uses two of the Gaz Transport and Technigaz (or GTT) membrane containment systems. The GTT membrane systems are used in the majority of LNG tankers now being constructed. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2023, our LNG carriers, including equity-accounted vessels, had an average age of approximately 10 years, compared to the world LNG carrier fleet average age of approximately 11 years. In addition, as at that date, there were approximately 744 vessels in the world LNG fleet and approximately 346 additional LNG carriers under construction or on order, inclusive of floating storage units and floating storage regasification units.

The following table provides additional information about the LNG carriers in our operating fleet as of December 31, 2023.

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
	(cubic meters)
Operating LNG carriers:
Consolidated
Seapeak Hispania	137,814	2002	100%	Time-charter	Deutsche Regas Betriebs GmbH	Jun. 2024
Seapeak Catalunya	135,423	2003	100%	Time-charter	LNG Shipping S.P.A.(3)	Oct. 2024(15)
Seapeak Galicia	137,814	2004	100%	Time-charter	LNG Shipping S.P.A.(3)	Jul. 2029(4)
Seapeak Madrid	135,423	2004	100%	Time-charter	Shell International Trading Middle East Ltd.	Dec. 2024

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
	(cubic meters)
Al Marrouna	149,539	2006	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Oct. 2026(5)
Al Areesh	148,786	2007	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jan. 2027(5)
Al Daayen	148,853	2007	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Feb. 2027(5)
Tangguh Hiri	151,885	2008	70%	Time-charter	The Tangguh Production Sharing Contractors	Dec. 2028
Tangguh Sago	155,000	2009	70%	Time-charter	The Tangguh Production Sharing Contractors	May. 2029
Seapeak Creole	173,400	2016	100% – Finance lease(6)	Time-charter	China Petroleum & Chemical Corporation	Feb. 2046
Seapeak Oak	173,400	2016	100% – Finance lease(6)	Time-charter	ENN LNG (Singapore) Pte. Ltd	Jun. 2032(14)
Macoma	173,400	2017	100% – Finance lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Oct. 2026(7)
Murex	173,400	2017	100% – Finance lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Oct. 2027(7)
Seapeak Vancouver	173,400	2017	100% – Finance lease(6)	Time-charter	Petroleo Brasileiro S.A.	Mar. 2025
Magdala	173,400	2018	100% – Finance lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Jan. 2026(8)
Myrina	173,400	2018	100% – Finance lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	May. 2027(7)
Megara	173,400	2018	100% – Finance lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Jul. 2026(8)
Seapeak Bahrain	173,400	2018	100%	Time-charter	Bahrain LNG W.L.L.	Feb. 2039
Seapeak Glasgow	174,000	2018	100%	Time-charter	BP Gas Marketing Limited	Dec. 2031(9)
Seapeak Yamal	174,000	2019	100% – Finance lease(6)	Time-charter	Yamal Trade PTE. Ltd	Jan. 2034(2)
Equity-Accounted
Seapeak Marib	165,500	2008	52%	Time-charter	Yemen LNG Company Limited(10)	Mar. 2029(11)
Seapeak Arwa	165,500	2008	52%	Time-charter	Yemen LNG Company Limited(10)	Apr. 2029(11)
Al Huwaila	214,176	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	May. 2033(2)
Al Shamal	213,536	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	May. 2033(2)
Al Kharsaah	214,198	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jun. 2033(2)
Al Khuwair	213,101	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jul. 2033(2)
Seapeak Methane	165,500	2008	52%	Time-charter	Trafigura Maritime Logistics Pte Ltd.	Jan. 2024(16)
Woodside Donaldson	165,500	2009	52%	Time-charter	Pluto LNG Party Limited	Jun. 2026(12)
Seapeak Magellan	165,700	2009	52%	Time-charter	TotalEnergies Gas & Power Limited	Apr. 2026(10)

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
	(cubic meters)
Seapeak Meridian	165,700	2010	52%	Time-charter	Total E&P Norge AS Mansel Limited	Nov. 2030(11)
Soyo	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Aug. 2031(2)
Malanje	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Sep. 2031(2)
Lobito	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Oct. 2031(2)
Cubal	160,400	2012	33%	Time-charter	Angola LNG Supply Services LLC	Jan. 2032(2)
Pan Asia	174,000	2017	30%	Time-charter	Methane Services Limited	Oct. 2037(13)
Pan Americas	174,000	2018	30%	Time-charter	Methane Services Limited	Jan. 2038(13)
Pan Europe	174,000	2018	20%	Time-charter	Methane Services Limited	Jul. 2038(13)
Eduard Toll	172,410	2018	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Rudolf Samoylovich	172,410	2018	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Pan Africa	174,000	2019	20%	Time-charter	Methane Services Limited	Jan. 2039(13)
Nikolay Yevgenov	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Vladimir Voronin	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Georgiy Ushakov	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
Yakov Gakkel	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(2)
	7,429,608
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
(7)The charterer has three remaining options to extend the term for an additional three years each.
(8)The charterer has four remaining options to extend the term for an additional three years each.
(9)The charterer has the right to terminate the charter contract in 2026.
(10)The charter contracts for the Seapeak Marib and the Seapeak Arwa with YLNG are currently suspended until the first half of 2025. As of December 31, 2023, the Seapeak Marib was on a time-charter contract with TotalEnergies Gas & Power Limited (or TotalEnergies) until January 2024. In January 2024, the time-charter contract was extended to October 2024, with the option for the MALT Joint Venture to extend the time-charter contract by two additional periods to April 2026. In August 2023, the MALT Joint Venture entered into an agreement with TotalEnergies to exchange the time-charter contracts for the remainder of the contract periods between the Seapeak Marib and the Seapeak Magellan effective May 2024. Consequently, the Seapeak Marib's contract is expected to expire in June 2025 and the Seapeak Magellan's contract is extended to April 2026. As of December 31, 2023, the Seapeak Arwa is on a time-charter contract with TotalEnergies. The time-charter contract is for a period of nine months, expiring in August 2024, with the option for the MALT Joint Venture to extend the time-charter contract for an additional nine-month period to May 2025. Please read “Item 3 – Risk Factors: We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel, or any adjustment to our charter contracts could result in a significant loss of revenues and cash flow".
(11)The charterer has three options to extend the term for one, five and five additional years, respectively.
(12)The charterer has four options to extend the term for an additional five years each.
(13)The charterer has five options to extend the term for an additional two years.

(14)The charterer has one option to extend the term for an additional three years.
(15)The charterer has one option to extend the term by up to one year.
(16)In February 2024, the vessel entered into a new time-charter contact with Qalhat LNG S.A.O.C., which expires in June 2024.

The following table provides information about our LNG carrier newbuildings as of December 31, 2023. Charters for these vessels typically commence upon delivery of the vessels.

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

For our consolidated voyage revenues from LNG customers that accounted for more than 10% of our consolidated voyage revenues, please read “Item 18 – Financial Statements: Note 4 – Segment Reporting."
Charter Expirations
We have six LNG carriers (the Seapeak Hispania, the Seapeak Catalunya, the Seapeak Madrid, the Seapeak Vancouver, the Seapeak Methane, and the Seapeak Magellan) that are subject to time-charter contracts that are scheduled to expire between June 2024 and June 2025.

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
Other Assets
We have a 30% ownership interest in an LNG receiving and regasification terminal in Bahrain. In addition, we provide the operation and maintenance services to the Bahrain terminal. The Bahrain LNG Joint Venture completed the mechanical construction and commissioning of the Bahrain terminal in late-2019 and began receiving terminal use payments in early-2020 under its agreement with BAPCO Energies (formerly known as the Kingdom of Bahrain's Ministry of Oil & Gas) which ends in February 2039.
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

As of December 31, 2023, our NGL carriers (including equity-accounted vessels) had an average age of approximately 10 years, compared to the world NGL carrier fleet average age of approximately 15 years. As of that date, the worldwide NGL tanker fleet consisted of approximately 1,642 vessels and approximately 188 additional NGL vessels were on order for delivery through 2027. NGL carriers range in size from approximately 100 to approximately 99,000 cubic meters. Approximately 36% of the vessels in the worldwide fleet are less than 5,000 cubic meters in size.

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

The following table provides information about our NGL carriers in our operating fleet as of December 31, 2023.

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter
	(cubic meters)
Operating NGL carriers:
Consolidated
Seapeak Napa	10,077	2003	100%	Held for Sale(7)	Apex Energy International Pte. Ltd	Jan. 2024(7)
Seapeak Pan	5,821	2009	100%	Time-charter	Mitsubishi Corporation	Feb. 2024(12)
Seapeak Cathinka	5,831	2009	100%	Held for Sale(8)	Mitsui & Co., Ltd.	Feb. 2024(8)
Seapeak Camilla	5,479	2010	100%	Held for Sale(9)	Spot market	—
Caesar	5,000	2012	100% – Chartered-in	Time-charter	SHV Energy Supply & Risk Management SAS	Apr. 2024
Chukar	5,000	2012	100% – Chartered-in	Time-charter	Chartering and Shipping SA	Dec. 2024
Alular	5,000	2012	100% – Chartered-in	Spot	Spot market	—
Jaguar	5,000	2012	100% – Chartered-in	Time-charter	Eni Trade & Biofuels SpA	Dec. 2024
Lekvar	5,000	2013	100% – Chartered-in	Time-charter	SHV Energy Supply & Risk Management SAS	Dec. 2024
Cougar	5,000	2013	100% – Chartered-in	Time-charter	BW Epic Kosan Martime PTE. Ltd.	Dec. 2024
Ineos Dolphin	85,000	2020	100% – Finance lease(3)	Time-charter	Ineos Europe AG	Aug. 2029
Ineos Marlin	85,000	2019	100% – Finance lease(4)	Time-charter	Ineos Europe AG	Apr. 2029
Ineos Insight	27,500	2015	100% – Finance lease(4)	Time-charter	Ineos Europe AG	Sep. 2030
Ineos Ingenuity	27,500	2015	100% – Finance lease(4)	Time-charter	Ineos Europe AG	Sep. 2030
Ineos Intrepid	27,500	2015	100% – Finance lease(4)	Time-charter	Ineos Europe AG	Nov. 2030
Ineos Inspiration	27,500	2016	100% – Finance lease(4)	Time-charter	Ineos Europe AG	Mar. 2031
Ineos Innovation	27,500	2016	100% – Finance lease(4)	Time-charter	Ineos Europe AG	Jan. 2027(5)
Ineos Independence	27,500	2017	100% – Finance lease(4)	Time-charter	Ineos Europe AG	Apr. 2027(5)
Ineos Invention	27,500	2017	100% – Finance lease(3)	Time-charter	Ineos Europe AG	May 2027(6)
Ineos Intuition	27,500	2017	100% – Finance lease(3)	Time-charter	Ineos Europe AG	May 2027(6)

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter
	(cubic meters)
Equity-Accounted
Antwerpen	35,223	2005	50% – Chartered-in	Time-charter	An international energy company	Oct. 2024
Libramont	38,455	2006	50% – Chartered-in	Time-charter	An international fertilizer company	May.2026
Sombeke	38,447	2006	50% – Chartered-in	Time-charter	An international fertilizer company	Jun. 2027
Sylvie	35,217	2007	50% – Chartered-in	Time-charter	An international fertilizer company	Oct. 2024
BW Tokyo	83,300	2009	50% – Chartered-in	Spot	In NGL Pool	—
Waasmunster	38,115	2014	50%	Time-charter	An international energy company	Oct. 2024
Waregem	38,115	2014	50%	Time-charter	An international fertilizer company	Jan. 2024(13)
Warinsart	38,115	2014	50%	Time-charter	An international energy company	Feb. 2025
Warisoulx	38,115	2015	50%	Time-charter	An international trading company	Jul. 2024(10)
Kaprijke	38,500	2015	50%	Time-charter	An international fertilizer company	Nov. 2025
Knokke	38,500	2016	50%	Time-charter	An international energy company	Apr. 2025
Kontich	38,500	2016	50%	Time-charter	An international energy company	Aug. 2025
Kortrijk	38,500	2016	50%	Time-charter	An international trading company	Jan. 2025(1)
Kallo	38,500	2017	50% – Finance lease(2)	Time-charter	An international fertilizer company	Mar. 2025(1)
Kruibeke	38,500	2017	50% – Finance lease(2)	Time-charter	An international trading company	Feb. 2025(11)
Kapellen	38,500	2018	50% – Finance lease(2)	Time-charter	An international trading company	Jun. 2024(10)
Koksijde	38,500	2018	50% – Finance lease(2)	Time-charter	An international energy company	Dec. 2024
Wepion	38,200	2018	50%	Time-charter	An international fertilizer company	Jan. 2026(1)
	1,176,510
(1)The charterer has one option to extend the term for an additional one year.
(2)Exmar LPG BVBA, in which we have a 50% ownership interest, is the lessee for these obligations related to finance leases and will be required to purchase the vessel after the end of the lease terms for a fixed price.
(3)We are the lessee for these obligations related to finance leases and will be required to purchase the vessel after the end of the lease terms for a fixed price.
(4)We are the lessee for these obligations related to finance leases and have an option to repurchase the vessel after the end of the lease terms for a fixed price.
(5)The charterer has one option to extend the term for an additional five years.
(6)The charterer has one option to extend the term for an additional two years.
(7)The vessel was sold and delivered to its buyer in February 2024.
(8)The vessel was sold and delivered to its buyer in March 2024.
(9)The vessel was sold and is expected to be delivered to its buyer during the second quarter of 2024.

(10)The charterer has one option to extend the term for an additional six-months.
(11)The charterer has one option to extend the term for an additional eleven-months.
(12)The vessel is expected to trade in the spot market, subsequent to completing a dry docking in March 2024.
(13)In January 2024, the charterer exercised its option to extend the charter to January 2025.

The following table provides information about our NGL carrier newbuildings under construction as of December 31, 2023. Charters for these vessels typically commence upon delivery of the vessels.

Vessel	Capacity	Scheduled Delivery Date	Shipyard(1)	Our Ownership	Charterer	Length of Charter
	(cubic meters)
Equity-Accounted
H8387	45,000	Dec. 2024	HMD(1)	50%	N/A	N/A
H8388	45,000	Mar. 2025	HMD(1)	50%	N/A	N/A
H8389	46,000	Jan. 2026	HMD(1)	50%	N/A	N/A
H8390	46,000	May. 2026	HMD(1)	50%	N/A	N/A
YAMIC 1578	40,000	Oct. 2026	YAMIC(2)	50% - Chartered-in	N/A	N/A
YAMIC 1579	40,000	Feb. 2027	YAMIC(2)	50% - Chartered-in	N/A	N/A
YAMIC 1580	40,000	Jun. 2027	YAMIC(2)	50% - Chartered-in	N/A	N/A
YAMIC 1581	40,000	Oct. 2027	YAMIC(2)	50% - Chartered-in	N/A	N/A
	344,000

(1)Hyundai Mipo Dockyard Co., Ltd.
(2)Jiangsu Yangzi Mitsui Shipbuilding Co., Ltd

No NGL customer accounted for 10% or more of our consolidated voyage revenues during any of 2023, 2022 or, 2021. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.
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
Safety, Management of Ship Operations and Administration
We internally manage our ship operations, other than the vessels owned or chartered-in by our joint ventures with Exmar, which are commercially and technically managed by Exmar, our four multi-gas carriers, which are technically and commercially managed by external ship managers, two of the Angola LNG Carriers, which are commercially and technically managed by NYK Energy Transport (Atlantic) Ltd. and five of our LNG carriers, which are chartered-out to Shell Tankers (Singapore) Private Ltd. and technically managed by a subsidiary of Shell Plc. Safety and Environmental Compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, and to minimize the impact on the environment and society. We seek to effectively manage risk in the organization using a three-tiered approach at an operational, management and corporate level, designed to provide a clear line of sight throughout the organization. All of our operational employees receive training in the use of risk tools and the management system. We also have an approved competency management system in place to ensure our seafarers continue their professional development and are competent before being promoted to more senior roles.

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

We produce a publicly available sustainability report (available at www.seapeak.com) which reflects the efforts, achievements, results and challenges faced by us relating to several key related matters, including emissions, climate change, corporate social responsibility, diversity and health, safety environment and quality. We recognize the significance of ESG considerations and in 2020 set an ESG strategy foundation which is intended to direct our efforts and performance in the years ahead. Our ESG strategy is focused on three broad areas: allocating capital to support the global energy transition; operating our existing fleets as safely and efficiently as possible; and further strengthening our ESG profile. We set annual ESG targets for the organization, which our ESG Department closely monitor.

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

The applicable classification society certifies that the vessel’s design and build conform to the applicable Class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that it continues to be maintained in accordance with those rules. In order to validate this, the vessels are surveyed by the classification society, in accordance with the classification society rules, which in the case of our vessels follows a comprehensive five-year special survey cycle, renewed every fifth year. During each five-year period, the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel.

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

Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. Tier III limits are 80% below Tier I, and these cannot be achieved without additional means such as Selective Catalytic Reduction. In October 2016, the IMO’s Marine Environment Protection Committee (or MEPC) approved the designation of the North Sea (including the English Channel) and the Baltic Sea as ECAs for NOx emissions. These ECAs and the related amendments to Annex VI of MARPOL (with some exceptions) entered into effect on January 1, 2019. This requirement is applicable for new ships constructed on or after January 1, 2021 if they visit the Baltic or the North Sea (including the English Channel) and requires the future trading area of a ship to be assessed at the contract stage. There are exemption provisions to allow ships with only Tier II engines, to navigate in a NOx Tier III ECA if the ship is departing from a shipyard where the ship is newly built or visiting a shipyard for conversion/repair/maintenance without loading/unloading cargoes.

Effective January 1, 2020, Annex VI imposes a global limit for sulfur in fuel oil used on board ships of 0.50% m/m (mass by mass), regardless of whether a ship is operating outside a designated ECA. The ECA limit of 0.10% will still apply, as will any applicable local regulations. Effective March 1, 2020, the carriage of non-compliant fuel is prohibited. To comply with the 2020 global sulfur limit for fuel, ships must utilize different fuels containing low or very low sulfur (e.g., low sulfur fuel oil, very low sulfur fuel oil, low sulfur marine gas oil (or LSMGO), biofuels or other compliant fuels such as LNG), or utilize exhaust gas cleaning systems, known as “scrubbers.” Amendments to the information to be included in bunker delivery notes relating to the supply of marine fuel oil to ships fitted with alternative mechanisms to address sulfur emission requirements (e.g. scrubbers) became effective January 1, 2019. At present, we have not installed any scrubbers on our existing gas fleet (nor do we have plans to). All of our LNG and NGL vessels are in compliance with 2020 global sulfur fuel regulations. Our fuel strategy is to use LNG as primary fuel (except the Q-Flex LNG vessels) and compliance fuels as secondary fuel.

As of March 1, 2018, amendments to Annex VI impose new requirements on ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work. Amendments to MARPOL Annex VI that makes the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessels' Ship Energy Efficiency Management Plan (or SEEMP) to include a part II describing the ship specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data to the Administration. This has been verified as compliant on all ships for calendar year 2022. The verification of data collected for the 2023 calendar year is ongoing.

IMO regulations required that, as of January 1, 2015, all vessels operating within ECAs worldwide recognized under MARPOL Annex VI must comply with 0.1% sulfur requirements. In addition, LSMGO is more expensive than heavy fuel oil, and this impacts the costs of operations. In general, our charterers are required under our contracts to bear the cost of fuel. However, on occasion we may be exposed to increased fuel costs in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with fuel requirements.

Amendments to MARPOL Annex VI adopted by MEPC.361(79) will enter into force on May 1, 2024 which designates the Mediterranean Sea as an ECA for Sulphur Oxides and Particular Matter. As a result, the limit for sulphur in fuel oil used on board ships in the Mediterranean Sea will be 0.10% m/m.

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.

IMO Guidance for countering acts of piracy and armed robbery is published by the IMO’s Maritime Safety Committee (or MSC). MSC.1/Circ.1339 (Piracy and armed robbery against ships in waters off the coast of Somalia) outlines Best Management Practices (or BMP) for protection against Somalia-based Piracy. Specifically, MSC.1/Circ.1339 provides guidance to shipowners and ship operators, shipmasters and crews on preventing and suppressing acts of piracy and armed robbery and was adopted by the IMO through Resolution MSC.324(89). The BMP is a joint industry publication by BIMCO, ICS, IGP&I Clubs, INTERTANKO and OCIMF VIQ Version 7 as the latest. Our fleet follows the guidance within BMP 5 when transiting in other regions with recognized threat levels for piracy and armed robbery, including West Africa.

The IMO's Ballast Water Management Convention entered into force on September 8, 2017. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. The convention requires the implementation of either the D-1 or D-2 standard. There was a transitional period from the entry into force to the IOPP renewal survey in which ballast water exchange (reg. D-1) could be employed. The IMO’s MEPC agreed to a compromise on the implementation dates for the D-2 discharge standard: ships constructed on or after September 8, 2017 must comply with the D-2 standard upon delivery. Existing ships should be D-2 compliant on the first IOPP renewal following entry into force if the survey is completed on or after September 8, 2019, or a renewal IOPP survey was completed on or after September 8, 2014 but prior to September 8, 2017. Ships should be D-2 compliant on the second IOPP renewal survey after September 8, 2017 if the first renewal survey after that date was completed prior to September 8, 2019 and if the previous two conditions are not met. Vessels are required to meet the discharge standard D-2 by installing an approved BWTS. Besides the IMO convention, ships sailing in U.S. waters are required to employ a type-approved BWTS which is compliant with USCG regulations. The USCG has approved a number of BWTSs both nationally and internationally, out of which Alfa Laval (Sweden), Ocean Saver (Norway), Techcross, and De Nora are under our approved list for retrofit. We estimate that the installation of approved BWTS may cost between $2 million and $3 million per vessel. As at December 31, 2023, all BWTS upgrades and retrofits on our vessels were completed and our vessels are compliant with applicable IMO and USCG standards.

Amendments to Appendix II of Ballast Water Management Convention, adopted by MEPC.369(80) regarding updating the existing format of Ballast Water Record Book will enter into force on February 1, 2025.

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

Amendments to MARPOL Annex I and V were adopted through MEPC.381(80) and MEPC.382(80), on July 7, 2023. The MEPC agreed the effective date of January 1, 2025, for the Red Sea and Gulf of Aden Special Areas under MARPOL Annex I and V, based on information provided related to the status of available necessary reception facilities for MARPOL Annexes I and V wastes and residues, covering all the ports and terminals within the areas.

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

Amendment to SOLAS Regulation II-1/3-8, adopted by MSC.474(102) regarding new requirements covering the provision and maintenance of mooring lines enters into force on January 1, 2024.

Amendment to LSA Code and Resolution MSC.81(70), adopted by MSC.535(107) and MSC.544(107) enters into force on January 1, 2026, regarding ventilation requirement of totally enclosed lifeboats.

Cyber-related risks are operational risks that are appropriately assessed and managed in accordance with the safety management requirements of the ISM Code. Cyber risks were required to be appropriately addressed in our safety management system no later than the first annual verification of our Document of Compliance after January 1, 2021. As of July 16, 2021, verification audits of our Document of Compliance have been completed and we are in compliance with IMO Resolution MSC.428(98) requirement for maritime cyber risk management.

The Maritime Labour Convention (or MLC) 2006 was adopted by the International Labour Conference at its 94th (Maritime) Session (2006), establishing minimum working and living conditions for seafarers. The convention entered into force August 20, 2013, with further amendments approved by the International Labour Conference at its 103rd Session (2014). The MLC establishes a single, coherent instrument embodying all up-to-date standards of existing international maritime labour conventions and recommendations, as well as the fundamental principles to be found in other international labour conventions. All of our maritime labor contracts comply with the MLC.

Draft amendments to MLC,2006 relating to recruitment and placement, accommodation and recreational facilities, food and catering, health and safety protection, accident prevention, and financial security are predicted to enter into force in December 2024.

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

All ships above 5,000 gross tonnage calling EU waters are required to comply with EU-MRV regulations. These regulations came into force on July 1, 2015 and aim to reduce GHG emissions within the EU. It requires ships carrying out maritime transport activities to or from European Economic Area ports to monitor and report information including verified data on their CO2 emissions from January 1, 2018. Data collection takes place on a per voyage basis and started from January 1, 2018. The reported CO2 emissions, together with additional data (e.g. cargo, energy efficiency parameters), are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency (or EMSA). Seapeak has signed an agreement with DNV for monitoring, verification and reporting as required by this regulation. We use Veslink forms which have a smooth interface with the DNV system. The reporting period for the 2022 calendar year has been completed, and emission reports for the vessels which have carried out EU voyages have been submitted in the THETIS database. Based on emission reports submitted in THETIS, a document of compliance has been issued and placed on board.
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

The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships will enter into force on June 26, 2025, following the fulfilment of the ratification criteria in June 2023. By June 26, 2026, new build ships will have to have an approved and certified IHM on board. By June 26, 2030, existing ships will have to have an approved and certificated IHM on board; have a Ready for Recycling Certificate on board, and only be recycled at a ship recycling facility which has a valid Document of Authorization for Ship Recycling.

Our LNG and NGL ships have an approved and certified IHM on board in accordance with EU SRR and Hong Kong Convention.
China
China had established new ECAs in Pearl River Delta, Yangtze River Delta and Bohai Sea, which came into force from January 1, 2016. The Hainan ECA came into force from January 1, 2019. From January 1, 2019, all the ECAs have merged, and the scope of Domestic Emission Controls Areas (or DECAs) will be extended to 12 nautical miles from the coastline, covering the Chinese mainland territorial coastal areas as well as the Hainan Island territorial coastal waters. From January 1, 2019, all vessels navigating within the Chinese mainland territorial coastal DECAs and at berths will be required to use marine fuel with sulfur content of maximum 0.50% m/m. As per the new regulation, ships can also use alternative methods such as an Exhaust Gas Scrubber, LNG or other clean fuel that reduces the SOx to the same level or lower than the maximum required limits of sulfur when using fossil fuel in the DECA areas or when at berth. All the vessels without an exhaust gas cleaning system entering the ECA are only permitted to carry and use the compliant fuel oil specified by the new regulation.

From July 1, 2019, vessels engaged on international voyages (except tankers) that are equipped to connect to shore power must use shore power if they berth for more than 3 hours in berths with shore supply capacity in the coastal control areas (for inland river control area, berth for more than 2 hours).

From January 1, 2020, all vessels navigating within the Chinese mainland territorial coastal DECAs should use marine fuel with a maximum 0.5% m/m sulfur cap. All the vessels entering China inland waterway ECA are to use the fuel oil with sulfur content not exceeding 0.1% m/m. Any vessel using or carrying non-compliant fuel oil due to the non-availability of compliant fuel oil is to submit a fuel oil non-availability report to the China Maritime Safety Administration (or CMSA) of the next arrival port before entering waters under the jurisdiction of China.

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

Various states in the United States, including California, have implemented additional regulations relating to the environment and operation of vessels. California Biofouling Management Plan requirements are as follows: developing and maintaining a Biofouling Management Plan, developing and maintaining a Biofouling Record Book, mandatory biofouling management of the vessel’s wetted surfaces, mandatory biofouling management for vessels that undergo an extended residency period (e.g. remain in the same location for 45 or more days). All vessels calling at California water were required to submit the "Annual Marine Invasive Reporting Form" by October 1, 2017 and to have a CA-Biofouling management plan after a vessel’s first regularly scheduled out-of-water maintenance (e.g. dry dock) after January 1, 2018, or upon delivery on or after January 1, 2018.
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

Our vessels were verified as compliant before December 31, 2018, with the first data collection period being for the 2019 calendar year. A Confirmation of Compliance was issued by the administration/registered organization, which must be kept on board the ship.

Amendments to the International Convention for the Prevention of Pollution from Ships (or MARPOL) Annex VI entered into force on November 1, 2022. From January 1, 2023 it is mandatory for all ships to calculate their attained Energy Efficiency Existing Ship Index (or EEXI) to measure their energy efficiency and to initiate the collection of data for the reporting of their annual operational carbon intensity indicator (or CII) and CII rating. Data for the first annual CII reporting period of 2023 has been collected and will be submitted for verification by the March 31, 2024 deadline with a Statement of Compliance, and initial ratings will be issued no later than May 31, 2024.The measures are part of IMO's commitment under its 2018 Initial Strategy on Reduction of GHG Emissions from Ships to reduce carbon intensity from all ships by 40% by 2030 compared to 2008. We have calculated the attained EEXI for our fleet and installed Engine Power Limitation (or EPL) where necessary to comply with the required EEXI benchmark. Further, we are exploring alternatives to optimize the emissions output of our vessels, including installing energy saving devices on board our vessels, such as air lubrication systems and retrofitting reliquefaction plants.

The monitoring, reporting and verification (or MRV) of CO2 emissions from vessels (or the MRV Regulation) entered into force on July 1, 2015. The MRV Regulation aims to quantify and reduce CO2 emissions from shipping. It lists the requirements on the MRV of carbon dioxide emissions and requires shipowners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnage calling at any EU and EFTA (Norway and Iceland) port (with a few exceptions, such as fish-catching or fish-processing vessels). Data collection takes place on a per voyage basis and started January 1, 2018. The reported CO2 emissions, together with additional data, such as cargo and energy efficiency parameters, are to be verified by independent verifiers and sent to a central inspection database hosted by EMSA to collate all the data applicable to the EU region. Companies responsible for the operation of large ships using EU ports are required to report their CO2 emissions.

On July 14, 2022, the European Commission presented its proposal to revise the current European Union Emissions Trading System (or EU ETS). The proposal modifies and aligns the existing EU ETS target of 43% GHG emission reduction by 2030 (vs 2005 levels) with the Fit for 55 Package goal, aiming for at least 55% GHG emission reduction for the whole EU economy by 2030 (vs 1990 levels). Following the usual political procedure, both the EU Council and the European Parliament adopted their initial reactions to the proposal of the European Commission in June 2022. With the first step of the political process achieved, the inter-institutional negotiations between the European Parliament, Council and Commission officially began on July 11, 2022. For the maritime industry, the emissions emitted by transport maritime will be integrated in the current EU ETS as from 2025. It will include CO2 emissions of most large vessels. Coverage will be progressive, starting in 2025 with 40% of the emissions emitted in 2024 and aiming to achieve full coverage of intra-EU voyages by 2027. From 2026, non-CO2 emissions such as nitrous oxide (or N2O), and methane will also be included in the system. Offshore vessels over 5000 GT will be included in the EU ETS from 2027. The EU policymakers have also recognized a list of exemptions and measures to avoid carbon leakage. Maritime transport is a sector that will not receive free allocation nor be protected by CBAM. This means that the EU ETS Directive will require the publication of a list of neighboring transshipment ports to avoid evasive behavior of carbon requirements. The agreement also recognizes exemptions for ice class ships (such as our ARC7 vessels), small islands, outermost EU regions and public service journeys between Greece and Cyprus.

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

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as at December 31, 2023.
D.Property, Plant and Equipment
Other than our vessels and our 30% interest, through the Bahrain LNG Joint Venture, in an LNG receiving and regasification terminal, we do not have any material property.

Please read “Item 4 – Information on the Company: Our Fleet and Our Charters” for a description of our vessels, and “Item 18 – Financial Statements: Note 5 – Chartered-In Vessels" and "Note 10 – Long-Term Debt” for information about major encumbrances against our vessels.
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

Based on our current operations and the operations of our subsidiaries, most of our Transportation Income is from sources outside the United States and not subject to U.S. federal income tax. However, unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Gross Income or U.S. Source Domestic Transportation Gross Income is generally subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below, unless the Section 883 Exemption applies.

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

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (which statutory rate as of the end of 2023 was 21%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Gross Income, without benefit of deductions. With respect to our taxable year ended in 2023, we believe we are subject to the 4% Gross Basis Tax and that we will not be able to qualify for the Section 883 Exemption. We expect the amount of our liability for U.S. federal income tax on our U.S. Source International Transportation Gross Income for such taxable year will be approximately $1.4 million. The amount of such tax for which we are liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
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
Item 4A.Unresolved Staff Comments
Not applicable.
Item 5.Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this report. In addition, please refer to Item 5 in our Annual Report on Form 20-F for the year ended December 31, 2022 for our discussion and analysis comparing financial condition and results of operations from 2022 to 2021.
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

SIGNIFICANT DEVELOPMENTS IN 2023 AND EARLY 2024
Charter Contracts
In October 2023, the Seapeak Catalunya LNG carrier commenced a one-year, fixed-rate charter contract with an extension option of up to one year exercisable by the charterer.

In June 2023 and October 2023, the charterer of the Myrina and the Murex LNG carriers exercised the first of four, three-year extension options at a fixed rate, which are expected to commence in May 2024 and November 2024, respectively.

In February 2023, the Seapeak Creole LNG carrier commenced a 23-year, fixed-rate charter contract, with fixed annual inflation adjustments after the fifth year the charter.
Vessel Sales
In November 2023, we entered into an agreement to sell the Seapeak Cathinka and the Seapeak Camilla multi-gas carriers for total net proceeds of $12.5 million. In March 2024, the Seapeak Cathinka was delivered to its buyer and the Seapeak Camilla is expected to be delivered to its buyer in the second quarter of 2024.
In October 2023, we entered into an agreement to sell the Seapeak Napa multi-gas carrier for net proceeds of $9.8 million. The vessel was delivered to its buyer in February 2024.

In October 2023, the Exmar LPG Joint Venture, in which we have a 50% ownership interest, sold two LPG carriers, the Libramont and the Sombeke, for total net proceeds of $69.3 million. We have chartered back the vessels from the buyer until the existing charters that the vessels are employed on expire, which will be at least until 2026 and 2027, respectively.

In June 2023, we sold the Seapeak Polar LNG carrier for net proceeds of $14.7 million.

In April 2023, we sold the Seapeak Vision multi-gas carrier for net proceeds of $24.0 million.

In March 2023, we sold the Seapeak Unikum multi-gas carrier for net proceeds of $24.7 million.

In February 2023, we sold the Seapeak Arctic LNG carrier for net proceeds of $14.9 million.
Russian Invasion of Ukraine
The disruption in the energy markets caused by, and the sanctions announced in response to, Russia's invasion of Ukraine may adversely impact our business given Russia’s role as a major global exporter of natural gas. Our business could be harmed by trade tariffs, trade embargoes, asset freezes, entity designations or other economic sanctions by the United States, the EU, the United Kingdom or other countries against Russia, Russian companies or the Russian energy sector and harmed by any retaliatory measures by Russia in response. While much uncertainty remains regarding the global impact of Russia’s ongoing invasion of Ukraine, it is possible that the hostilities could adversely affect our business, financial condition, results of operations and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts or business arrangements may be impacted by events in Russia and Ukraine, which could adversely affect our operations and financial condition. To date, we have not experienced any material adverse operational or financial impact as a result of the Russian invasion of Ukraine.
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

Net Voyage Revenues. Net voyage revenues represents income from vessel operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain (write-down) and gain (loss) on sales of vessels, and restructuring charges. This is a non-GAAP financial measure; for more information about this measure, please read "Item 5 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures".

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

Income from Vessel Operations. To assist us in evaluating our operations by segment, we analyze the income we receive from each segment after deducting operating expenses, but prior to the inclusion or deduction of equity income, interest expense, interest income, realized and unrealized derivative gains on non-designated derivative instruments, foreign currency exchange (losses) gains, other income (expense) and income tax expense. For more information, please read “Item 18 – Financial Statements: Note 4 – Segment Reporting.”

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

SUMMARY FINANCIAL DATA
Set forth below is summary consolidated financial and other data of Seapeak LLC and its subsidiaries for fiscal years 2023 and 2022, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, the consolidated financial statements and the accompanying notes for the years ended December 31, 2023 and 2022 (which are included herein).

(in thousands of U.S. Dollars, except unit, per unit and fleet data)	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
GAAP Financial Comparison: GAAP Financial Comparison:
Income Statement Data:
Voyage revenues	726,791	624,480
Income from vessel operations	315,266	177,349
Equity income	149,006	118,432
Net income	317,716	241,553

Balance Sheet Data (at end of period):
Cash and cash equivalents	168,409	215,738
Restricted cash	15,985	50,208
Vessels and equipment(1)	3,219,681	3,442,996
Investment in and advances to equity-accounted joint ventures, net	1,311,739	1,244,264
Net investments in direct financing and sales-type leases, net(2)	689,711	486,687
Total assets	5,661,601	5,768,695
Total debt(3)	2,730,014	3,101,525
Total equity	2,677,079	2,361,758

Non GAAP Financial Comparison:(4)
Net voyage revenues	705,351	589,871
EBITDA	649,749	507,194

Fleet Data:
Average number of vessels:(5)
Consolidated – LNG Carriers	21.0	22.0
Equity-Accounted – LNG Carriers	24.0	24.0
Consolidated – NGL Carriers	21.0	6.6
Equity-Accounted – NGL Carriers	18.0	19.8
(1)Vessels and equipment consists of (a) our vessels, at cost less accumulated depreciation, (b) vessels related to finance leases, at cost less accumulated depreciation, and (c) operating lease right-of-use assets.
(2)Certain of our external charters have been accounted for as direct financing and sales-type leases. As a result, the vessels associated with the external charters accounted for as direct financing and sales-type leases are not included as part of vessels and equipment. Please read "Item 18 – Financial Statements: Note 6 – Revenue – Net Investments in Direct Financing and Sales-Type Leases."
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

RESULTS OF OPERATIONS
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance and may affect our future performance are listed below:

•The size of our fleet changes. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and sales, including within our equity-accounted joint ventures. Please read “Liquefied Natural Gas Segment”, "Natural Gas Liquid Segment" below and “Significant Developments in 2023 and Early 2024” above for further details about certain prior and future vessel deliveries, acquisitions and sales.
•The amount and timing of dry docking of our vessels can affect our revenues between periods. Our vessels are off-hire at various times due to scheduled and unscheduled maintenance. During 2023 and 2022, we had 111 and 167 scheduled off-hire days, respectively, relating to the dry docking of our vessels which are consolidated for accounting purposes. In addition, certain of our consolidated vessels had unplanned off-hire of 196 days in 2023 and 96 days in 2022 relating to repairs. The financial impact from these periods of off-hire, if material, is explained in further detail below.
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

Year Ended December 31, 2023 versus Year Ended December 31, 2022
Liquefied Natural Gas Segment
As at December 31, 2023, our liquefied natural gas segment fleet, included 49 LNG carriers (including five LNG carriers under construction), and one LNG regasification terminal in Bahrain, in which our interests ranged from 20% to 100%.

The following table compares our liquefied natural gas segment’s operating results, revenue days, calendar-ship-days and utilization for 2023 and 2022 and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2023 and 2022 to income from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes the 20 LNG carriers as at December 31, 2023 (December 31, 2022 - 22 LNG carriers), that are accounted for under the consolidation method of accounting, the ship management and corporate services we provide to certain of our equity-accounted joint ventures and the Seapeak Magellan chartered-in from the MALT Joint Venture until June 2022. A comparison of the results from vessels and assets accounted for under the equity method is described later in this section under "Equity Income."

(in thousands of U.S. Dollars, except for days and percentages)	Year Ended December 31,			% Change
	2023	2022	Change
Voyage revenues	563,514	575,433	(11,919)	(2.1)
Voyage expenses	(6,715)	(11,358)	4,643	(40.9)
Net voyage revenues(1)	556,799	564,075	(7,276)	(1.3)
Vessel operating expenses	(175,382)	(175,306)	(76)	—
Time-charter hire expenses	—	(9,396)	9,396	(100.0)
Depreciation and amortization	(110,477)	(121,719)	11,242	(9.2)
General and administrative expenses(2)	(24,111)	(24,214)	103	(0.4)
Gain (write-down) and gain (loss) on sales of vessels	35,807	(52,004)	87,811	168.9
Restructuring charges	—	(2,551)	2,551	(100.0)
Income from vessel operations	282,636	178,885	103,751	58.0
Equity income	120,021	94,897	25,124	26.5
Operating Data:
Calendar-Ship-Days (B)	7,531	8,185	(654)	(8.0)
Less:
Scheduled dry-docking days	92	167	(75)	(44.9)
Unscheduled off-hire and idle days	154	463	(309)	(66.7)
Revenue Days (A)	7,285	7,555	(270)	(3.6)
Utilization (A)/(B)	96.7%	92.3%
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

Our liquefied natural gas segment’s total calendar-ship-days decreased to 7,531 days in 2023 from 8,185 days in 2022. The decrease in total calendar-ship-days is primarily due to the sales of the Seapeak Polar LNG carrier in June 2023 and the Seapeak Arctic LNG carrier in February 2023, and the redelivery of the Seapeak Magellan LNG carrier to the MALT Joint Venture at the end of its in-charter contract in June 2022.

Net Voyage Revenues. Net voyage revenues decreased by $7.3 million in 2023 compared to 2022, primarily as a result of:

•a decrease of $11.5 million due to the redelivery of the Seapeak Magellan LNG carrier to the MALT Joint Venture in June 2022;
•a decrease of $5.2 million due to layup of the Seapeak Arctic LNG carrier following redelivery from its charterer in April 2022 and the subsequent sale of the vessel in February 2023;

•a decrease of $5.1 million due to the sale of the Seapeak Polar LNG carrier on June 30, 2023;

•a decrease of $3.3 million due to lower rates earned by certain of our LNG carriers during 2023; and

•a decrease of $2.0 million due to higher operational claims on certain of our LNG carriers during 2023;

partially offset by:
•an increase of $9.1 million due to a decrease in scheduled dry dockings on certain of our LNG carriers during 2023;

•an increase of $4.4 million due to fewer off-hire days for unscheduled repairs and fewer idle days on certain of our LNG carriers during 2023;
•an increase of $4.0 million due to the reimbursement of drydock costs for the Seapeak Yamal LNG carrier during 2023; and
•an increase of $3.0 million due to the reimbursement of seafarers costs (offset in operating expenses) and ship management and corporate service revenues from certain of our equity-accounted joint ventures following the acquisition of certain restructured subsidiaries from Teekay Corporation (or the Teekay Subsidiaries) on January 13, 2022 (see "Item 1- Financial Statements: Note 1 - Basis of Presentation").

Vessel Operating Expenses. Vessel operating expenses increased by $0.1 million in 2023 compared to 2022, primarily as a result of $2.1 million in increased seafarers costs incurred for LNG carriers in certain of our equity-accounted joint ventures during 2023 (offset in net voyage revenues) following our acquisition of the Teekay Subsidiaries on January 13, 2022 (see "Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies – Basis of presentation") and $1.8 million primarily due to the timing of repairs and maintenance performed on certain of our LNG carriers. The increase in vessel operating expenses was partially offset by a decrease of $3.8 million due to the sales of the Seapeak Polar and the Seapeak Arctic LNG carriers during 2023.

Time-Charter Hire Expenses. Time-charter hire expenses decreased by $9.4 million in 2023 compared to 2022, as a result of the redelivery of the Seapeak Magellan LNG carrier to the MALT Joint Venture at the end of its in-charter contract in June 2022.

Depreciation and Amortization. Depreciation and amortization decreased by $11.2 million in 2023 compared to 2022, primarily as a result of the sales of the Seapeak Arctic and the Seapeak Polar in 2023 and the commencement of a new 23-year time-charter contact for the Seapeak Creole in February 2023, which is classified as a sales-type lease.

Gain (write-down) and gain (loss) on sales of vessels. Gain (write-down) and gain (loss) on sales of vessels increased by $87.8 million in 2023 compared to 2022, primarily as a result of:

•    an increase of $52.0 million due to write-downs of two of our LNG carriers, the Seapeak Arctic and the Seapeak Polar, to their estimated fair values during 2022, as a result of changes in our expectations of these vessels' future opportunities subsequent to the completion of their time-charter contracts in April 2022; and

•     an increase of $43.8 million due to a gain recognized upon commencement of the Seapeak Creole LNG carrier's 23-year time-charter contract in February 2023, which was classified as a sales-type lease;

partially offset by:

•    a decrease of $7.0 million due to a $7.5 million write-down of the Seapeak Polar LNG carrier during 2023 to its estimated fair value, as a result of further changes in our expectations of this vessel's future opportunities subsequent to the completion of its time-charter contract in 2023, partially offset by a $0.5 million gain on the sale of the vessel in June 2023.

Equity Income. Equity income increased by $25.1 million in 2023 compared to 2022. The increase included a decrease of $47.8 million due to unrealized losses on non-designated derivative instruments primarily due to lower long-term forward benchmark interest rates in 2023 compared to unrealized gains in 2022 due to higher long-term forward benchmark interest rates, and a decrease of $7.8 million related to lower reversals of unrealized credit loss provisions recorded in certain of our equity-accounted joint ventures during 2023 primarily due to a lower increase in the estimated charter-free vessel fair values during 2023 compared to 2022 for vessels servicing time-charter contracts accounted for as direct financing or sales-type leases. Excluding these changes in unrealized gains and losses on non-designated derivative instruments and unrealized credit loss provisions, equity income increased by $80.7 million, primarily as a result of:

•an increase of $98.5 million from our MALT Joint Venture primarily due to the $86.9 million impairment charge recorded on our investment in December 2022 and $3.6 million of amortization of the temporary basis difference related to the impairment charge recognized during 2023, and $8.0 million primarily due to higher charter rates earned on new time-charter contracts and extension options for certain vessels during 2023; and

•an increase of $1.6 million primarily due to the sale of our 50% interest in the Excalibur Joint Venture in September 2022, which owned the Excalibur LNG carrier that had been idle since the completion of its time-charter contract in December 2021;

partially offset by:

•a decrease of $7.4 million from our Yamal LNG Joint Venture primarily due to higher earnings during 2022 related to an increase in estimated reimbursements of dry-docking expenditures as a result of a projected increase in future dry docking costs and the associated amortization of dry-docking expenditures subsequent to the completion of three of six vessels first drydock by the end of 2023;

•a decrease of $5.3 million from our Bahrain LNG Joint Venture primarily due to an increase in repair activity related to the Bahrain LNG terminal during 2023 and legal expenses related to a dispute with the terminal construction contractor;

•a decrease of $3.1 million from our RasGas III Joint Venture primarily due to an increase in interest expense related to increases in benchmark interest rates during 2023; and

•a decrease of $2.3 million from our Pan Union LNG Joint Venture primarily due to a change in the accounting of the lease component of its time-charter contracts with its sole customer from direct financing leases to operating leases, following a contract modification in the fourth quarter of 2022.

Natural Gas Liquid Segment
As at December 31, 2023, our natural gas liquid segment fleet, which consists of LPG, ethane and multi-gas carriers, included 46 NGL carriers in which our interests ranged from 25% to 100% (including 11 time chartered-in NGL carriers, four NGL carriers under construction and four time chartered-in NGL carriers under construction).

The following table compares our natural gas liquid segment’s operating results, revenue days, calendar-ship-days and utilization for 2023 and 2022, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2023 and 2022 to income (loss) from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income and vessels under construction, all data in this table only includes 14 NGL carriers and six chartered-in NGL carriers that are accounted for under the consolidation method of accounting as at December 31, 2023 (December 31, 2022 - 16 NGL carriers and six chartered-in NGL carriers). A comparison of the results from vessels accounted for under the equity method are described below under "Equity Income".

(in thousands of U.S. Dollars, except for days and percentages)	Year Ended December 31,			% Change
	2023	2022	Change
Voyage revenues	163,277	49,047	114,230	232.9
Voyage expenses	(14,725)	(23,251)	8,526	(36.7)
Net voyage revenues(1)	148,552	25,796	122,756	475.9
Vessel operating expenses	(57,278)	(16,843)	(40,435)	240.1
Time-charter hire expenses	(8,777)	—	(8,777)	100.0
Depreciation and amortization	(35,251)	(6,740)	(28,511)	423.0
General and administrative expenses(2)	(6,800)	(1,256)	(5,544)	441.4
(Write-down) and gain on sale of vessels	(7,816)	(2,393)	(5,423)	226.6
Restructuring charges	—	(100)	100	(100.0)
Income (loss) from vessel operations	32,630	(1,536)	34,166	2,224.3
Equity income	28,985	23,535	5,450	23.2
Operating Data:
Calendar-Ship-Days (B)	7,480	2,402	5,078	211.4
Less:
Scheduled dry-docking days	19	—	19	100.0
Unscheduled off-hire and idle days	336	231	105	45.5
Revenue Days (A)	7,125	2,171	4,954	228.2
Utilization (A)/(B)	95.3%	90.4%
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

Our natural gas liquid segment’s total calendar-ship-days were 7,480 days in 2023 compared to 2,402 days in 2022. The increase in total calendar-ship-days is due to the acquisition of Evergas, partially offset by the sales of the Seapeak Vision, the Seapeak Unikum, and the Sonoma Spirit multi-gas carriers in March 2023, April 2023, and June 2022, respectively.

Net Voyage Revenues. Net voyage revenues increased by $122.8 million during 2023 compared to 2022, primarily as a result of an increase of $133.1 million related to the acquisition of Evergas in December 2022; partially offset by a decrease of $10.3 million primarily due to the sales of the Seapeak Unikum, the Seapeak Vision, and the Sonoma Spirit multi-gas carriers in March 2023, April 2023, and June 2022, respectively.

Vessel Operating Expenses. Vessel operating expenses increased by $40.4 million in 2023 compared to 2022, primarily as a result of the acquisition of Evergas in December 2022.

Time-Charter Hire Expenses. Time-charter hire expenses increased by $8.8 million in 2023 compared to 2022, as a result of the acquisition of Evergas and its six chartered-in LPG carriers in December 2022 .

Depreciation and Amortization. Depreciation and amortization increased by $28.5 million in 2023 compared to 2022, primarily as a result of the acquisition of Evergas in December 2022.

(Write-down) and Gain on Sale of vessels. Write-down and gain on sale of vessels had a net negative change of $5.4 million in 2023 compared to 2022, as a result of:

•an increase in write-downs of $4.5 million due to a write-down of the Seapeak Pan multi-gas carrier to its estimated fair value during 2023, as a result of changes in our expectations of the vessel's future opportunities; and

•an increase in write-downs of $3.6 million due to write-downs of three of our multi-gas carriers, the Seapeak Camilla, the Seapeak Cathinka and the Seapeak Napa, to their expected net sales proceeds upon reclassification as held for sale in December 2023;

partially offset by:

•a decrease in write-downs of $2.6 million due to write-downs of two of our multi-gas carriers, the Seapeak Unikum and the Seapeak Vision, to their expected net sales proceeds upon reclassification as held for sale during 2022.
Equity Income. Equity income from the Exmar LPG Joint Venture increased by $5.4 million in 2023 compared to 2022, primarily as a result of:
•an increase of $10.2 million due to higher charter rates earned during 2023 primarily due to an increase in LPG trade volumes and a resulting increase in LPG carrier tonne-mile demand; and

•an increase of $6.4 million due to gains on the sales of the Libramont and the Sombeke LPG carriers in October 2023;
partially offset by:
•a decrease of $4.2 million due to unrealized losses on non-designated derivative instruments during 2023 due to changes in long-term forward benchmark interest rates compared to unrealized gains during 2022;
•a decrease of $3.0 million due to the sales the Libramont and the Sombeke LPG carriers in October 2023 and the sale of the Bastonge LPG carrier in January 2023;
•a decrease of $2.5 million due to gains on the sales of the Brussels, the Bastonge, and the Eupen LPG carriers during 2022; and
•a decrease of $1.9 million primarily due to the timing of repairs and maintenance performed on certain LPG carriers during 2023.
Other Operating Results
The following table compares our other operating results for the years ended December 31, 2023 and 2022:

	For the Year Ended
(in thousands of U.S. Dollars)	December 31, 2023	December 31, 2022	Change	% Change
General and administrative expenses	(30,911)	(25,470)	(5,441)	21.4
Restructuring charges	—	(2,651)	2,651	(100.0)
Interest expense	(187,506)	(137,129)	(50,377)	36.7
Interest income	11,412	8,132	3,280	40.3
Realized and unrealized gain on non-designated derivative instruments	23,993	65,668	(41,675)	(63.5)
Foreign currency exchange (loss) gain	(5,354)	25,478	(30,832)	(121.0)
Other income (expense)	21,110	(8,192)	29,302	(357.7)
Income tax expense	(10,211)	(8,185)	(2,026)	24.8
Other comprehensive (loss) income	(8,798)	94,416	(103,214)	(109.3)

General and Administrative Expenses. General and administrative expenses were $30.9 million in 2023, as compared to $25.5 million in 2022. The increase primarily relates to the acquisition of Evergas in December 2022.

Restructuring Charges. Restructuring charges of $2.7 million in 2022 primarily relate to severance costs resulting from the reorganization and realignment of employees as a result of the acquisition of us by Stonepeak Partners L.P. in January 2022.

Interest Expense. Interest expense was $187.5 million in 2023, as compared to $137.1 million in 2022. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to finance leases. The increase was primarily due to higher debt balances substantially related to the acquisition of Evergas in December 2022 and, to a lesser extent, increases in floating interest rates in 2023 compared to 2022.

Interest Income. Interest income was $11.4 million in 2023, as compared to $8.1 million in 2022. The increase is primarily due to increases in interest rates earned on our short-term deposits in 2023 compared to 2022.

Realized and Unrealized Gain on Non-designated Derivative Instruments. We enter into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce exposure to interest rate variability on certain of our outstanding U.S. Dollar-denominated and Euro-denominated floating rate debt. Our interest rate swaps typically require settlements every three months and the receipt of floating interest is based on the prevailing SOFR (or, previously, LIBOR) rate at the beginning of the settlement period. Please read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities" for details of our current derivative positions and a breakdown of realized and unrealized gains (losses) relating to these non-designated interest rate swap agreements. Realized gains (losses) during a period reflect prevailing SOFR or LIBOR rates that are higher (lower) than the average fixed rates of our interest rate swaps. Unrealized gains (losses) will primarily reflect an increase (decrease) in the long-term SOFR or LIBOR yield curve during each relevant period. Net realized and unrealized gains on non-designated derivative instruments were $24.0 million and $65.7 million for 2023 and 2022, respectively, primarily due to changes in the forward SOFR and LIBOR rates during these periods.

Foreign Currency Exchange (Loss) Gain. Foreign currency exchange (loss) gain was $(5.4) million and $25.5 million for 2023 and 2022, respectively. These foreign currency exchange (losses) gains were primarily due to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross currency swaps. Gains and losses on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger (gains) or weaker (losses) U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Our cross currency swaps economically hedge all of the foreign currency and interest rate exposure on our NOK-denominated debt. Our Euro-denominated debt was used to purchase vessels that are on long-term charters which entitle us to payment of charter-hire in Euros. As such, our Euro-denominated debt is being repaid with these fixed Euro charter hire receipts and consequently our Euro currency exposure is limited by this arrangement.

Other Income (Expense). Other income (expense) was $21.1 million in 2023, as compared to $(8.2) million in 2022. The change in other income (expense) was primarily due to higher reversals of unrealized credit loss provisions as a result of greater increases in the estimated charter-free vessel fair values during 2023 for certain of our LNG vessels, which are servicing time-charter contracts accounted for as direct financing leases, and their impact on our expectation of the value of such vessels upon completion of their existing charter contracts, financing extinguishment gains of $4.0 million and $2.6 million recognized upon the repurchase of the Ineos Innovation and the Ineos Dolphin NGL carriers, respectively, during 2023, and $18.0 million in fees relating to professional services provided in connection with the acquisition of us by Stonepeak Partners L.P. during 2022.

Income Tax Expense. Income tax expense was $10.2 million in 2023, as compared to $8.2 million in 2022. The increase was primarily due to changes in current and deferred tax balances related to the change in timing of deductions in our Tangguh Joint Venture, in which we have a 70% ownership interest and the acquisition of Evergas in December 2022, partially offset by lower freight taxes in 2023 as a result of trading patterns.

Other Comprehensive (Loss) Income. Other comprehensive (loss) income was $(8.8) million in 2023, as compared to $94.4 million in 2022, The change was primarily due to lower unrealized gains on our interest rate swap agreements during 2023 compared to 2022, where the results of our joint ventures reflect the use of hedge accounting, primarily due to changes in the forward SOFR and LIBOR benchmark interest rates during these periods, the most significant of which was a sharp increase in LIBOR interest rates in 2022.
Year Ended December 31, 2022 versus Year Ended December 31, 2021
For a discussion of our operating results for the year ended December 31, 2022 compared with the year ended December 31, 2021, please read "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2022.
Liquidity and Capital Resources
Sources and Uses of Capital
We generate cash flows from the charters that our vessels service. Our business strategy is to employ a substantial majority of our vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. Variability in our net operating cash flows reflects, among other factors: changes in interest rates; fluctuations in working capital balances; the timing and the amount of dry-docking expenditures; repairs and maintenance activities; the number of vessels in service and changes in the size of our fleet; and the timing of dividends received or return of capital from equity-accounted investments. The number of vessel dry dockings tends to vary each period depending on our vessels' maintenance schedules and required maintenance.

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

Our sources of funds include borrowings from debt facilities, borrowings from obligations related to finance leases, equity contributions from our sole common unitholder, net proceeds from the issuances of debt and, to a lesser extent, the proceeds from vessel dispositions. Certain of these sources of funds are described in "Item 18 – Financial Statements: Note 5 – Chartered-In Vessels, Note 10 – Long-Term Debt and Note 16 – Total Capital".

Our primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, committed capital expenditures, debt service costs, interest rate swap and cross currency swap settlements, scheduled repayments of long-term debt, scheduled repayments of our obligations related to finance leases, our quarterly distributions, including payments of distributions on our common units and Series A and Series B Preferred Units, and funding any preferred unit repurchases we may undertake, as well as funding our other working capital requirements. In addition, we use cash to acquire or build vessels to grow the size of our fleet or make investments in our equity-accounted joint ventures for them to acquire or build vessels. The timing of any newbuilding vessel orders or vessel acquisition activity may vary significantly from year to year.

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

Certain of our debt facilities and obligations related to finance leases require us to maintain financial covenants. If we do not meet these financial covenants, the lender or lessor may limit our ability to borrow additional funds under our credit facility and accelerate the repayment of our revolving credit facility, term loans and obligations related to finance leases, which would have a significant impact on our short-term liquidity requirements. The terms of and compliance with these financial covenants are described in further detail in "Item 18 – Financial Statements: Note 5 – Chartered-In Vessels and Note 10 – Long-Term Debt" included in this Report. Certain of our debt facilities and obligations related to finance leases require us to make interest payments based on NIBOR, EURIBOR or SOFR. Significant increases in interest rates could adversely affect results of operations and our ability to service our debt; however, as part of our strategy to minimize financial risk, we use interest rate swaps and cross currency swaps to reduce our exposure to market risk from changes in interest rates. Our current positions are described in further detail in "Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities" and the extent of our exposure to changes in interest rates is described in further detail in "Item 11 – Quantitative and Qualitative Disclosures About Market Risk”.

In addition to our debt and finance lease obligations, we also guarantee our proportionate share of certain loan facilities and obligations on interest rate swaps for certain of our equity-accounted joint ventures. As at December 31, 2023, this proportionate share, based on the aggregate principal amount of the loan facilities and fair value of the interest rate swaps, was $943.2 million. As at December 31, 2023, our equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that we guarantee.

Cash Flows

The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Year Ended December 31,
	2023	2022
Net cash flow from operating activities	362,664	276,777
Net cash flow (used for) from financing activities	(373,815)	127,175
Net cash flow used for investing activities	(70,401)	(280,063)

Net Operating Cash Flow

Net cash flow from operating activities increased by $85.9 million to $362.7 million in 2023 from $276.8 million in 2022, primarily due to: a $67.9 million increase in income from vessel operations excluding write-downs and depreciation and amortization from our NGL segment, primarily resulting from the acquisition of Evergas in December 2022; a $30.9 million increase due to the timing of settlements of non-cash working capital in 2023 compared to 2022; $18.0 million in fees incurred during 2022 relating to professional services provided in connection with the Stonepeak Transaction; and a $9.1 million increase due to a decrease in scheduled dry dockings on certain of our LNG carriers during 2023. These increases were partially offset by: a $21.7 million decrease due to the maturity of a cross currency swap agreement in 2023; and a $21.1 million decrease in cash distributions received from our equity-accounted joint ventures.

Net Financing Cash Flow

Net cash flow used for financing activities increased by $501.0 million to $373.8 million in 2023 compared to net cash flow from financing activities of $127.2 million in 2022. The change was primarily due to: $180.0 million in proceeds from the drawdown of our revolving credit facility in December 2022 as partial funding for our acquisition of Evergas; a $132.3 million increase in scheduled repayments of long-term debt primarily due to the scheduled maturity of certain NOK-denominated bonds in 2023; a $97.1 million increase in prepayments of long-term debt during 2023; a $49.3 million increase in cash distributions primarily due to the payment of $50.0 million in distributions to our sole common unit holder during 2023; and a $49.1 million decrease in equity contributions from Stonepeak in connection with the funding of the first installment payments for two LNG carrier newbuildings in 2023 compared to three LNG carrier newbuildings in 2022.

Net Investing Cash Flow

Net cash flow used for investing activities decreased by $209.7 million to $70.4 million in 2023 from $280.1 million in 2022, primarily due to: a $235.4 million decrease related to the portion of the purchase price paid for the acquisition of Evergas upon closing in December 2022 and finalized in January 2023; and a $68.3 million net increase in proceeds from the sale of vessels in 2023 compared to 2022. These decreases in cash used for investing activities were partially offset by: a $43.1 million increase in newbuilding installment payments in 2023; a $32.3 million repayment to us in 2022 of advances made to the Exmar LPG Joint Venture; $15.3 million of cash and restricted cash acquired as part of the acquisition of Evergas in 2022; and $8.8 million of proceeds we received from the sale of our 50% interest in the Excalibur Joint Venture in 2022.
Liquidity
Our primary sources of liquidity are cash and cash equivalents, net operating cash flow provided by our operations, cash distributions we receive from our equity-accounted joint ventures, the undrawn portion of our credit facility, and capital raised through financing transactions. Our cash management policies have a primary objective of minimizing both the probability of loss and return volatility, as well as ensuring that securities purchased can be sold readily and efficiently. A secondary objective is ensuring an appropriate return. The nature and extent of amounts that can be borrowed under our revolving credit facility is described in "Item 18 – Financial Statements: Note 10 – Long-Term Debt" of this Annual Report.

Our total liquidity, which consists of cash, cash equivalents and the undrawn portion of our credit facility, was $328.4 million as at December 31, 2023, compared to $306.0 million as at December 31, 2022.

The following table summarizes our contractual obligations as at December 31, 2023, excluding those of our equity-accounted joint ventures. We expect our liquidity at December 31, 2023 combined with the operating cash flow we expect to generate from customer contracts in place at December 31, 2023, will be sufficient to pay our obligations coming due in 2024. We expect our liquidity in 2024 will be further supplemented by the refinancing of finance leases associated with certain of our vessels. Our ability to pay our obligations, refinance our long-term debt and finance leases coming due subsequent to December 31, 2024 will depend on, among other things, our ability to continue to service our long-term charter contracts, our financial condition and the condition of credit markets in the months leading up to the maturity dates. We may expand the size of our fleet through the acquisition of new or second-hand vessels or through the construction of additional new vessels. Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financings and other debt, as well as our ability to raise debt or equity financing.

	Total	2024	2025	2026	2027	2028	Beyond 2028
	(in millions of U.S. Dollars)
U.S. Dollar long-term debt	852.3	80.7	272.9	287.6	29.8	29.8	151.5
Euro long-term debt (1)	27.4	27.4	—	—	—	—	—
Norwegian Kroner long-term debt (1)	196.6	—	98.3	98.3	—	—	—
Commitments related to finance leases (2)	2,096.7	269.2	204.3	379.2	361.5	306.6	575.9
Commitments related to operating leases (3)	160.3	39.1	28.9	28.5	28.5	29.4	5.9
Newbuilding installments/shipbuilding supervision (4)	958.5	15.1	59.2	244.2	640.0	—	—
Totals	4,291.8	431.5	663.6	1,037.8	1,059.8	365.8	733.3

1.Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rates as of December 31, 2023.
2.Includes, in addition to lease payments, amounts we are required to pay to purchase the leased vessels at the end of their respective lease terms.
3.We have corresponding leases whereby we are the lessor and expect to receive approximately $111.6 million under these leases from 2024 to 2029.
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

In addition to the commitments in the table above, our equity-accounted joint ventures have commitments to fund newbuilding and other construction contract costs all of which are non-recourse to us. See "Item 18 – Financial Statements: Note 14 – Commitments and Contingencies" included in this Annual Report.
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

Judgments and Uncertainties. For the years ended December 31, 2023, 2022, and 2021, depreciation was calculated using an estimated useful life of 35 years for LNG carriers and 30 years for NGL carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels for those periods of time. The estimated useful life of our vessels involves an element of judgment, which takes into account design life, commercial considerations and regulatory restrictions.

Other Information. The actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in depreciation expense. A longer actual useful life will result in a decrease in depreciation expense. Had we depreciated our LNG carriers using an estimated useful life of 30 years instead of 35 years effective at the beginning of each fiscal year, our depreciation for the year ended December 31, 2023 would have increased by $25.7 million (2022 – $31.5 million). Had we depreciated our NGL carriers using an estimated useful life of 25 years instead of 30 years effective at the beginning of the fiscal year, our depreciation for the year ended December 31, 2023 would have increased by $5.6 million.
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

The following table presents the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2023. We have excluded those assets operating on charter contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such charter contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely an impairment would be recognized in 2024. While the market values of these vessels may be below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

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

Reportable Segment (in thousands of U.S. Dollars, except number of vessels)	Number of Vessels	Market Values(1) $	Carrying Values $
Liquefied Natural Gas Segment	6	364,967	616,826
(1)Market values are primarily determined using reference to second-hand market comparable values as at December 31, 2023. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.

As at December 31, 2023, there were no events or circumstances indicating that the carrying value of the vessels in the table above may not be recoverable.
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

Other Information. If we determine that an investment in an equity-accounted joint venture is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the investment over its estimated fair value at the date of impairment. The written-down amount becomes the new lower cost basis of the investment. In addition, we may assign the impairment to individual assets held by the equity-accounted joint venture, such as vessels and equipment, and this would result in an increase in our proportionate share of comprehensive earnings of the joint venture in future periods due to lower depreciation expense of the vessels and equipment of the equity-accounted joint venture. Consequently, differences in conclusions about whether an investment in an equity-accounted joint venture is impaired and the amount of such impairment may result in a different impairment amount, including no impairment, and a different equity income (loss) in future periods. Had we determined that the decline in the estimated fair value of our investment in the MALT Joint Venture was not below its carrying value or was not other-than-temporary, an impairment of $86.9 million would not have been recognized during the year ended December 31, 2022. No such impairments were recognized during the year ended December 31, 2023.

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

A substantial majority of our exposure to potential credit losses relates to our direct financing and sales-type leases, including those within our equity-accounted joint ventures. See "Item 18 – Financial Statements: Note 3b – Credit Losses" for a description of these direct financing and sales-type leases.

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

Other Information. To the extent the methods, and judgments used in applying these methods, that we use to measure our estimate of expected credit losses results in a credit loss provision that is different from actual results, our credit loss provision at the end of each period and the change in the credit loss provision in each period will be different than what would have otherwise been. As at December 31, 2023, 2022 and 2021, the unadjusted historical loss rates were 1.0%, 1.3% and 1.8%, respectively. The decline in the unadjusted historical loss rate in 2023 and 2022 was the result of us not incurring any loss events in 2023 and 2022 as well as high LNG carrier charter rates in 2023 and 2022. Had we used the same unadjusted historical loss rate in 2023 that was used in 2022, our 2023 net income before non-controlling interest would have decreased by $5.0 million. In addition, if we had increased (decreased) our estimates of the residual value of the vessels by 5%, our 2023 net income before non-controlling interest would have increased by $9.4 million or decreased by $10.2 million, respectively.
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

How we use net voyage revenues and the reasons for such use may be unique to the shipping industry. Given that net voyage revenues is a measure which deducts certain operating expenses from revenue, this metric may be more commonly viewed as an alternative measure of gross profit. Viewed in this context, income from operations would be the most directly comparable GAAP financial measure and net voyage revenues has been defined as income from vessel operations before restructuring charges, (gain) write-down and (gain) loss on sales of vessels, general and administrative expenses, depreciation and amortization, time-charter hire expenses and vessel operating expenses.

	Year Ended December 31, 2023			Year Ended December 31, 2022
(in thousands of U.S. Dollars)	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Income (loss) from vessel operations	282,636	32,630	315,266	178,885	(1,536)	177,349
Restructuring charges	—	—	—	2,551	100	2,651
(Gain) write-down and (gain) loss on sales of vessels	(35,807)	7,816	(27,991)	52,004	2,393	54,397
General and administrative expenses	24,111	6,800	30,911	24,214	1,256	25,470
Depreciation and amortization	110,477	35,251	145,728	121,719	6,740	128,459
Time-charter hire expenses	—	8,777	8,777	9,396	—	9,396
Vessel operating expenses	175,382	57,278	232,660	175,306	16,843	192,149
Net voyage revenues	556,799	148,552	705,351	564,075	25,796	589,871
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

The following table reconciles our historical consolidated EBITDA to net income:

(in thousands of U.S. Dollars)	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Reconciliation of “EBITDA” to “Net income”:
Net income	317,716	241,553
Depreciation and amortization	145,728	128,459
Interest expense, net of interest income	176,094	128,997
Income tax expense	10,211	8,185
EBITDA	649,749	507,194

Item 6.Directors, Senior Management and Employees
Our Board and our executive officers oversee and supervise our operations. All Board members are appointed only by holders of a majority of our outstanding common units, other than a limited right for our preferred unitholders to appoint a Preferred Unit Elected Director. Otherwise, no common or preferred unitholder has any management power or control over our business or affairs. The Board currently includes four non-independent directors, including three non-independent directors who also serve as officers, directors or employees of Stonepeak and its other affiliates, and one director who is also a member of our management. Consequently, these directors may encounter situations in which their fiduciary obligations to Stonepeak or its other affiliates, on the one hand, and any obligation to us or our preferred unitholders, on the other hand, are in conflict.
Directors and Executive Officers of Seapeak LLC
The following table provides information about the Board and executive officers of Seapeak LLC, as at the date of this Annual Report. Directors are appointed to serve until their successors are appointed or until they resign or are removed. The business address of each of our directors listed below is c/o 2000, 550 Burrard Street, Vancouver, B.C., Canada, V6C 2K2. Ages of the individuals are as of December 31, 2023.

Name	Age	Position
James Wyper	34	Director and Chair
Hajir Naghdy	49	Director
Ben Norton (1)	28	Director
Barry Curtis	65	Director (2)
Lisa Krueger	60	Director (3)
Mark Kremin	53	President and Chief Executive Officer, Director
Scott Gayton	49	Chief Financial Officer
Andres Luna	67	Vice President, Commercial
Chris McDade	43	Vice President, Operations
Nathan Kim	40	General Counsel
(1)On February 9, 2024, our sole common unitholder, Stonepeak, elected to replace Blake Dwyer with Ben Norton as a member of our Board of Directors.
(2)Chair of Audit Committee and member of Conflicts Committee.
(3)Chair of Conflicts Committee and member of Audit Committee.

Certain biographical information about each of these individuals included in the table above is set forth below:

James Wyper has been a director of Seapeak LLC and the Chair of the Board since January 2022. Mr. Wyper is a Senior Managing Director with Stonepeak Infrastructure Partners and is responsible for the firm’s investments in transportation, logistics and LNG. He is a member of the boards of directors of Textainer, Venture Global Calcasieu Pass, Lineage Logistics, TRAC Intermodal, Lonestar Holdings, and Oregon Trail Ventures, and formerly was a director of Carlsbad Desalination Project, Tidewater Holdings, and Golar Power Ltd. Prior to joining Stonepeak, Mr. Wyper was a member of Credit Suisse’s global energy group, where he focused on the power and renewables sectors.

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

Ben Norton has been a director of Seapeak LLC since February 2024. Mr. Norton is a Vice President with Stonepeak Infrastructure Partners. Prior to joining Stonepeak, Mr. Norton was an analyst at Greenhill where he focused on M&A and restructuring advisory within the energy industry.

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

Lisa Krueger has been a director of Seapeak LLC since April 2022 and serves as the Chair of the Conflicts Committee and member of the Audit Committee. In addition, Ms. Krueger is a Managing Director at Global Infrastructure Partners where she serves as a Director for Skyborn Renewables and is on the Investment Committee and Chairs the ESG Committee. Ms. Krueger has 35 years of diverse experience in the energy industry and served as a member of the board of directors of Fluence Energy Inc. from September 2021 to September 2022. Ms. Krueger previously served as Executive Vice President and President of the US strategic business unit of The AES Corporation and President and CEO of Essential Power LLC. Prior to joining Essential Power LLC, Ms. Krueger was a senior officer at First Solar and held several executive-level positions with Dynegy Inc. and Illinois Power Company.

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

Scott Gayton was appointed as Chief Financial Officer of the Company in 2018. Mr. Gayton has over 25 years of finance and accounting experience, including serving as Chief Financial Officer of Tanker Investments Ltd. from the time of its initial public offering in 2014 until its sale in 2017. Mr. Gayton joined Teekay Corporation in 2001 and has worked in progressively more senior roles in Finance and Accounting. In 2013 he was promoted to Vice President, Finance where he supported Teekay’s strategy and capital markets transactions. He now represents Seapeak on the boards of directors of joint ventures with partners in Asia, Europe and the Middle East. Prior to joining Teekay, he worked as a Chartered Professional Accountant in the Vancouver, Canada office of Ernst & Young LLP.

Andres Luna was appointed as Vice President, Business Development, of the Company in 2004 and has over 40 years of experience in the shipping industry. He currently represents the Company on the boards of joint ventures with partners in Europe, Asia and the Middle East. Mr. Luna previously served as Chief Executive Officer of Naviera Tapias S.A. from July 2000 until its acquisition by Teekay Corporation in April 2004. He has been in the shipping business since his graduation as a naval architect from Madrid University in 1981.

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
Compensation of Executive Officers and Directors
During 2023, our five executive officers and two independent directors received, in the aggregate, $3.9 million of cash compensation for their services, plus reimbursement of their out-of-pocket expenses, excluding any long-term incentive plan awards issued directly by our board of directors, which plan is described below. We do not compensate our non-independent directors for their service as directors. Each independent director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.
Long-Term Incentive Plan
In 2022, we introduced a Long-Term Incentive Plan (or LTI Plan) for our eligible employees. Each target award under the LTI Plan is payable in cash and vests in three equal installments over a three-year period. The vested amounts are scheduled to be paid out in April of each year with the first vested installment paid in April 2023.
Clawback Policy
On October 2, 2023, we adopted a clawback policy that applies to incentive-based compensation erroneously received by certain of our executives (which currently comprises the individuals that we have determined to be an "officer" of the Company within the meaning of Rule 16a-1(f) of the Securities Exchange Act of 1934). Under this policy, “erroneously-awarded compensation” is defined broadly to include any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure (e.g. variable performance-related compensation (cash bonus) and annual long-term incentive performance (LTI Plan). The policy provides that in the event that the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirements under the applicable securities laws, the Company will recover (on a pre-tax basis) from the relevant executives any erroneously-awarded compensation received by such executives on or after October 2, 2023 and during the three fiscal years preceding the date the restatement was required that exceeds the amount of erroneously-awarded compensation that otherwise would have been received had such erroneously-awarded compensation been determined according to the applicable accounting restatement, subject to limited exceptions. The recovery of such compensation applies regardless of whether any misconduct occurred and without regard to whether an executive engaged in misconduct or otherwise caused or contributed to the requirement for a restatement.
Board Practices
Our Board currently consists of six members. Directors are appointed to serve until their successors are appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has the following two committees: Audit Committee and Conflicts Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters for the Audit Committee and the Conflicts Committee are available under “Governance” from the home page of our web site at www.seapeak.com. During 2023, the Board held four meetings and each director attended all Board meetings. The members of the Audit Committee and the Conflicts Committee attended all meetings.

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
Crewing and Staff
As of December 31, 2023, approximately 2,580 seagoing staff served on our consolidated and equity-accounted for vessels that were managed by subsidiaries of Seapeak and 317 staff served on-shore in technical, commercial and administrative roles in various countries, compared to approximately 2,480 seagoing staff and 316 on-shore staff as of December 31, 2022. Certain subsidiaries of Seapeak employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries, and Seapeak subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please read “Item 7 – Major Common Unitholders and Related Party Transactions.”

We regard attracting and retaining motivated seagoing personnel as a top priority. We offer our seafarers competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally. Seapeak has entered into a Collective Bargaining Agreement with the Filipino and Indonesian seafarers union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which cover substantially all of the officers and seafarers that operate our Bahamian-flagged vessels. Our Spanish officers and seafarers for our Spanish-flagged vessels are covered by a collective bargaining agreement with Spain’s Union General de Trabajadores and Comisiones Obreras, and the Filipino crew members employed on our Spanish-flagged LNG carriers are covered by the Collective Bargaining Agreement with the Philippine Seafarer’s Union. We believe our relationships with these labor unions are good. An agreement is also in place with the Singapore Maritime Officers' Union (or SMOU) in Singapore and with our Danish officers.

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
Item 8.Financial Information
A.Consolidated Financial Statements and Other Financial Information
Consolidated Financial Statements and Notes
Please read “Item 18 – Financial Statements” for additional information required to be disclosed under this Item.
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
B.Significant Changes
Please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2023 and Early 2024” and “Item 18 – Financial Statements: Note 21 – Subsequent Events” for descriptions of significant changes that have occurred since December 31, 2023.
Item 9.The Offer and Listing
Our Series A and Series B Preferred Units are listed on the NYSE under the symbols "SEAL/PA" and "SEAL/PB", respectively.

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

No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for the 2024 taxable year or for any future taxable year if there were to be changes in our or our look-through subsidiaries’ assets, income or operations.

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
Item 11.Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on EURIBOR, NIBOR or SOFR. Significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

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

The table below provides information about our financial instruments at December 31, 2023, that are sensitive to changes in interest rates, including our long-term debt, obligations related to finance leases and interest rate swaps, but excluding any amounts related to our equity-accounted joint ventures. None of these financial instruments were entered into for trading purposes. For long-term debt and obligations related to finance leases, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt and obligations related to finance leases as well as the potential exercise of early termination options for certain of our interest rate swaps.

Expected Maturity Date

	2024	2025	2026	2027	2028	There- after	Total	Fair Value Liability (Asset)	Rate(1)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Fixed Rate ($U.S.)	18.1	18.1	18.1	18.1	18.1	33.9	124.4	119.9	4.3%
Variable-Rate ($U.S.) (2)	62.6	254.8	269.5	11.7	11.7	117.6	727.9	728.0	7.6%
Variable-Rate (Euro) (3) (4)	27.4	—	—	—	—	—	27.4	27.4	5.8%
Variable-Rate (NOK) (4) (5)	—	98.3	98.3	—	—	—	196.6	203.2	9.8%
Obligations Related to Finance Leases:
Variable-Rate ($U.S.) (6)	52.9	53.0	54.5	160.7	44.3	211.6	577.0	554.8	6.0%
Fixed-Rate ($U.S.) (6)	126.8	69.4	254.9	147.5	225.9	283.3	1,107.8	1,097.8	5.6%
Average Interest Rate (7)	5.9%	5.6%	5.5%	5.5%	5.1%	5.8%	5.6%
Interest Rate Swaps:
Contract Amount ($U.S.) (8)	302.3	103.2	270.2	98.6	100.0	4.4	878.7	(55.4)	1.9%
Average Fixed-Pay Rate (2)	2.2%	2.1%	1.8%	1.6%	1.6%	3.5%	1.9%
(1)Rate refers to the weighted-average effective interest rate for our long-term debt and obligations related to finance leases, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our obligations related to finance leases is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margins and the credit adjustment spreads we pay on our drawn floating-rate debt, which as of December 31, 2023 ranged from 2.11% to 3.45%. Please read “Item 18 – Financial Statements: Note 10 – Long-Term Debt.”
(2)Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on SOFR.
(3)Interest payments on Euro-denominated debt is based on EURIBOR.
(4)Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2023.
(5)Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated bonds have been economically hedged with cross currency swaps, to swap all interest and principal payments into U.S. Dollars, with the respective interest payments fixed at a rate ranging from 5.74% to 6.37%, and the transfer of principal locked in at $229 million upon maturities. Please see "Foreign Currency Fluctuations" below and read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.”
(6)The amount of obligations related to finance leases represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(7)The average interest rate is the weighted-average interest rate implicit in the obligations related to our fixed-rate finance leases at the inception of the leases.
(8)The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at overnight SOFR except for one interest rate swap, which is set at 3-month SOFR. Contract amount for U.S. Dollar-denominated interest rate swaps includes forward-starting swaps with inception dates ranging from April 2024 to June 2026.
Spot Market Rate Risk
Certain of our NGL carriers and certain of our NGL carriers in our 50% owned Exmar LPG Joint Ventures are trading in the spot market. In addition, four of our wholly-owned LNG carriers' charter contracts are ending in 2024 and these vessels may be traded in the spot market if we are unable to obtain suitable charter contracts prior to the expiration of their current charter contracts. Please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2023 and Early 2024: Charter Contracts". The cyclical nature of the LNG and NGL spot market may cause significant increases or decreases in the revenues we earn from these vessels trading in the spot market.
Foreign Currency Fluctuations
Our functional currency is U.S. Dollars because nearly all of our revenues and most of our operating costs are in U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loan and our NOK-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses, and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. In addition, we have a portion of our capital expenditures denominated in Euros. We incur Euro-denominated interest expense related to our Euro-denominated loan, which totaled 24.8 million Euros ($27.4 million) as at December 31, 2023. We also incur NOK-denominated interest expense on our NOK-denominated bonds; however, we entered into cross currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2025 and 2026, and to economically hedge the interest rate exposure. We do not use these financial instruments for trading purposes. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of the NOK-denominated bonds due in 2025 and 2026. Please read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.” At December 31, 2023, the fair value of the cross currency swaps derivative liabilities was $19.0 million and the change from December 2022 to the reporting period has been reported in foreign currency exchange (loss) gain in the consolidated statements of income. As a result, fluctuations in the Euro and NOK relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income, realized and unrealized gain on non-designated derivative instruments and foreign currency exchange (loss) gain in the consolidated statements of income.
Item 12.Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13.Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.Material Modifications to the Rights of Unitholders and Use of Proceeds
Not applicable.
Item 15.Controls and Procedures
Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the U.S. Securities and Exchange Act of 1934, as amended (or the Exchange Act)) that are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has determined that the internal control over financial reporting was effective as of December 31, 2023.
Changes in Internal Control over Financial Reporting

A control deficiency was detected in the first quarter of 2023 prior to the filing of the Company's 2022 consolidated financial statements relating to our assessment of a complex accounting issue. As a result, we reported unrealized gains from the interest rate swaps in two of our equity-accounted joint ventures (or the Joint Ventures) for the three months ended March 31, 2022, the three and six months ended June 30, 2022 and the three and nine months ended September 30, 2022 in equity income in our unaudited consolidated statements of income for each of these periods instead of within other comprehensive income in our unaudited consolidated statements of comprehensive income. We have filed with the SEC a Form 6-K/A for each of the periods ended March 31, June 30 and September 30, 2022 that restate our previously reported results for these periods to reflect the unrealized gains within other comprehensive income within our unaudited consolidated statements of comprehensive income for such periods. The control deficiency that contributed the restatements was determined to be a material weakness over internal control over financial reporting, specifically related to our assessment of a complex accounting issue.

During the year ended December 31, 2023, the Company remediated this control deficiency by designing and implementing revised control procedures which we believe address the material weakness. This included us modifying our policy on assessing complex accounting issues. Management has supervised an evaluation of the remedial measures implemented by the Company in 2023. Based on this evaluation, including testing the operating effectiveness of the controls addressing the material weakness, management have concluded that the previously identified material weakness relating to the operating effectiveness of the Company’s disclosure controls and procedures and its internal control over financial reporting has been remediated as at December 31, 2023.

There have been no changes in our internal control over financial reporting (as defined in Rule 13(a)-15(f) under the Exchange Act) during the year ended December 31, 2023 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
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
Item 16C.Principal Accountant Fees and Services
Our principal accountant for 2023 and 2022 was KPMG LLP, independent registered public accounting firm. The following table shows the fees we paid or accrued for audit services provided by KPMG LLP for 2023 and 2022.

Fees (in thousands of U.S. Dollars)	2023	2022
Audit Fees(1)	1,529	1,465
Audit-Related Fees(2)	51	40
Total	1,580	1,505
(1)Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements, review of our quarterly consolidated financial statements, audit services provided in connection with other statutory audits, and professional services in connection with the review of our regulatory filings for our equity offerings.
(2)Audit-related fees consisted of employee benefit plan audits and attestation services for regulatory requirements.

No tax services were provided to us by the auditor during 2023 or 2022.

The Audit Committee of our Board has the authority to pre-approve permissible audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee pre-approved all engagements and fees paid to our principal accountant in 2023 and in 2022.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers
In March 2022, we implemented a repurchase plan authorizing the repurchase of our Series A and Series B Preferred Units up to a maximum of $30.0 million in aggregate for the Series A and Series B Preferred Units combined. As at December 31, 2023, the Company had repurchased 67,452 Series A Preferred Units and 203,885 Series B Preferred Units for $1.7 million and $5.0 million, at an average price per unit of $24.27 and $24.67, respectively, and the remaining dollar value of Series A and Series B Preferred Units that may be repurchased under the plan was $23.3 million.

The following table details repurchases of preferred units since the commencement of the repurchase plan:

Period	Total number of preferred units purchased	Average price paid per preferred unit	Total number of preferred units purchased as part of the repurchase plan	Approximate dollar value of preferred units that may yet be purchased under the repurchase plan
April 1, 2022 - April 30, 2022	11,395	$24.98	11,395	$29,715,376
May 1, 2022-May 31, 2022	5,439	$24.92	16,834	$29,579,842
June 1, 2022-June 30, 2022	14,692	$24.80	31,526	$29,215,489
July 1, 2022-July 31, 2022	—	—	31,526	$29,215,489
August 1, 2022-August 31, 2022	—	—	31,526	$29,215,489
September 1, 2022-September 30, 2022	—	—	31,526	$29,215,489
October 1, 2022-October 31, 2022	69,671	$24.12	101,197	$27,535,143
November 1, 2022-November 30, 2022	9,664	$23.73	110,861	$27,305,851
December 1, 2022-December 31, 2022	—	—	110,861	$27,305,851
January 1, 2023-January 31, 2023	7,328	$24.00	118,189	$27,130,014
February 1, 2023-February 28, 2023	19,801	$27.04	137,990	$26,594,606
March 1, 2023-March 31, 2023	17,298	$23.82	155,288	$26,182,537
April 1, 2023-April 30, 2023	25,443	$23.69	180,731	$25,579,884
May 1, 2023-May 31, 2023	42,816	$25.23	223,547	$24,499,440
June 1, 2023-June 30, 2023	2,096	$23.51	225,643	$24,450,156
July 1, 2023-July 31, 2023	13,106	$23.80	238,749	$24,138,256
August 1, 2023-August 31, 2023	4,206	$23.76	242,955	$24,038,327
September 1, 2023-September 30, 2023	—	—	242,955	$24,038,327
October 1, 2023-October 31, 2023	28,182	$24.86	271,137	$23,337,767
November 1, 2023-November 30, 2023	200	$23.12	271,337	$23,333,143
December 1, 2023-December 31, 2023	—	—	271,337	$23,333,143
Total	271,337	$24.57	271,337	$23,333,143

Item 16F.Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
As a foreign private issuer, we are not required to comply with certain corporate governance practices required of U.S. companies under the NYSE listing standards.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 16J. Insider Trading Policies
We have implemented an insider trading policy (or Insider Trading Policy) that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, including the applicable listing standards of the NYSE. The Insider Trading Policy has been filed as Exhibit 11.1 to this Annual Report on Form 20-F.
Item 16K. Cybersecurity
Risk Management and Strategy
The Company prioritizes the safeguarding and security of our computer systems, software and networks, both as it relates to our onshore offices and our vessels operating abroad. We have implemented processes for identifying, assessing, mitigating and responding to cybersecurity risks, including, but not limited to, risks related to ransomware, hacking, phishing, malware, data breaches, USB infection and social engineering. As part of our global cyber risk management strategy, we have implemented comprehensive cybersecurity risk management policies. Our cybersecurity policies are guided by and integrate recognized industry standards and frameworks, including, but not limited to, the National Institute of Standards and Technology Cybersecurity Framework.

Our cybersecurity risk management policies incorporate a number of components, including, but not limited to, information security policies and operating procedures, periodic information security risk assessments and other vulnerability analyses, and ongoing monitoring of critical risks from cybersecurity threats using automated tools. Additionally, we have implemented a process to conduct cybersecurity awareness training for employees during onboarding and thereafter, and we conduct regular phishing tests in an effort to raise awareness of spoofed or manipulated electronic communications and other cybersecurity threats.

We maintain a Cybersecurity Master Plan and a Cyber Incident Response Plan (or CIRP) which is designed to guide our response to various levels of cyber threats and incidents, including to mitigate and contain any potential cybersecurity incidents that could affect our vessels, systems, network, or data. The CIRP identifies the individuals responsible for developing, maintaining, and following procedures related to cybersecurity incident response, including escalation protocols. We also engage external third-party consultants to provide services, such as annual penetration testing, and periodic vulnerability assessments.

Cybersecurity Incidents

Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents. In the last three fiscal years, we have not experienced any material information security breach incidences and the expenses we have incurred from information security breach incidences were immaterial.

Governance

Our Chief Information Officer (or CIO) has primary responsibility for the day-to-day management of our cybersecurity risk management program, including leading a dedicated internal team of technology professionals (or Incident Management Team) to monitor cybersecurity risks on behalf of our Company. In addition, our CIO, together with the Incident Management Team, is responsible for overseeing and assessing potential vulnerabilities and exposures to cybersecurity threats, implementing controls and measures designed to mitigate these risks, and regularly monitoring and updating these measures as appropriate to adapt to evolving cybersecurity threats. Our current CIO possesses over 25 years of experience within the information technology and cybersecurity risk management industry.

Our board of directors has ultimate responsibility for oversight of the Company’s cybersecurity risk management. Our board of directors has delegated to the Audit Committee oversight of our cybersecurity risk management program, which includes reviewing our cybersecurity and other information technology risks, controls and procedures, including our plans to mitigate cybersecurity risks and to respond to data breaches. Our Internal Audit function (or IA), alongside the CIO, provides periodic reports to the Audit Committee covering cybersecurity and other information technology risks affecting us. In the event of a cybersecurity incident, we have implemented a process in which our IA or the CIO would report such incident to our Audit Committee.

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

4.4	Agreement and Plan of Merger, dated October 4, 2021, by and among Stonepeak Infrastructure Fund IV Cayman (AIV III) LP, Limestone Merger Sub, Inc., Teekay LNG Partners, L.P. and Teekay GP L.L.C. (5)
8.1	List of Subsidiaries of Seapeak LLC.
11.1	Insider Trading Policy
12.1	Rule 13a-15(e)/15d-15(e) Certification of Mark Kremin, President and Chief Executive Officer.
12.2	Rule 13a-15(e)/15d-15(e) Certification of Scott Gayton, Chief Financial Officer.
13.1	Certification of Mark Kremin, President and Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Scott Gayton, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consolidated Financial Statements of TC LNG Shipping L.L.C.
97	Clawback Policy
101.INS	Inline XBRL Instance Document.
101.SCJ	Inline XBRL Taxonomy Extension Schema.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.INS)
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

SEAPEAK LLC

Date: March 22, 2024	By:	/s/ Scott Gayton
Scott Gayton
Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders
Seapeak LLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Seapeak LLC and subsidiaries (the Entity) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Entity as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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

Allowance for credit losses of net investment in direct financing and sales-type leases

As discussed in Note 3b to the consolidated financial statements, the Entity’s allowance for expected credit losses for its net investment in direct financing and sales-type leases (net investment in leases), and those attributable to its equity-accounted joint ventures, totaled $32,400 thousand as of December 31, 2023. The allowance for expected credit losses has two components: the lease receivable component and the residual value component. The credit loss allowance related to the lease receivable component of the net investment in direct financing and sales-type leases is determined using an internal historical loss rate method.

We identified the assessment of the allowance for expected credit losses related to the lease receivable component of the Entity’s net investment in leases as a critical audit matter. Subjective auditor judgment was required to evaluate the estimate of the unadjusted historical loss rate used in the historical loss rate method. Certain of the assumptions and inputs to estimate the unadjusted historical loss rate were based in part on probabilities of the occurrence or non-occurrence of future events that impact the amount of recoveries earned or additional losses incurred in measuring the value attributable to the leased assets. Changes in the unadjusted historical loss rate could have had a significant impact on the credit loss provision for the Entity’s net investment in leases.The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the Entity’s allowance for expected credit losses process. This included controls related to the determination of certain of the assumptions and inputs used to estimate the unadjusted historical loss rate. We evaluated the Entity’s estimated unadjusted historical loss rate by testing certain inputs and assumptions that the Entity used and considered the relevance and reliability of such inputs and assumptions. We compared the losses incurred to date to historical financial results, historical charter rates, and contractual agreements. We assessed a selection of future charter rates used to estimate the amount of recoveries assuming default by the lessor by comparing them to historical rates in third-party industry publications for vessels with similar characteristics, including type and size.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Entity’s auditor since 2011.
Vancouver, Canada
March 22, 2024

SEAPEAK LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (note 1)
(in thousands of U.S. Dollars)

	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Voyage revenues (notes 6 and 12a)	726,791	624,480	597,831
Voyage expenses	(21,440)	(34,609)	(28,190)
Vessel operating expenses (note 12a)	(232,660)	(192,149)	(124,626)
Time-charter hire expenses (note 12a)	(8,777)	(9,396)	(23,487)
Depreciation and amortization	(145,728)	(128,459)	(130,810)
General and administrative expenses (notes 12a and 17)	(30,911)	(25,470)	(41,040)
Gain (write-down) and gain (loss) on sales of vessels (note 19)	27,991	(54,397)	—
Restructuring charges (notes 12a and 18)	—	(2,651)	(3,223)
Income from vessel operations	315,266	177,349	246,455
Equity income (notes 7 and 12a)	149,006	118,432	115,399
Interest expense	(187,506)	(137,129)	(118,618)
Interest income (note 7a)	11,412	8,132	5,945
Realized and unrealized gain on non-designated derivative instruments (note 13)	23,993	65,668	8,523
Foreign currency exchange (loss) gain (notes 10 and 13)	(5,354)	25,478	8,612
Other income (expense) (notes 1, 3b and 5a)	21,110	(8,192)	(3,882)
Net income before income tax expense	327,927	249,738	262,434
Income tax expense (note 11)	(10,211)	(8,185)	(6,886)
Net income	317,716	241,553	255,548
Non-controlling interest in net income	13,174	17,461	12,900
Preferred unitholders' interest in net income	24,941	25,606	25,702
General partner's interest in net income	—	740	3,808
Company / Limited partners’ interest in net income	279,601	197,746	213,138
Related party transactions (note 12)
Subsequent events (note 21)
The accompanying notes are an integral part of the consolidated financial statements

SEAPEAK LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (note 1)
(in thousands of U.S. Dollars)

	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Net income	317,716	241,553	255,548
Other comprehensive (loss) income:
Other comprehensive (loss) income before reclassifications
Unrealized gain on qualifying cash flow hedging instruments, net of tax	6,555	83,563	29,292
Amounts reclassified from accumulated other comprehensive income, net of tax
To equity income:
Realized (gain) loss on qualifying cash flow hedging instruments	(16,595)	8,400	20,255
To interest expense:
Realized loss on qualifying cash flow hedging instruments (note 13)	1,242	2,453	3,304
Other comprehensive (loss) income	(8,798)	94,416	52,851
Comprehensive income	308,918	335,969	308,399
Non-controlling interest in comprehensive income	13,546	18,197	15,078
Preferred unitholders' interest in comprehensive income	24,941	25,606	25,702
Company / General and limited partners' interest in comprehensive income	270,431	292,166	267,619
The accompanying notes are an integral part of the consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (note 1)
(in thousands of U.S. Dollars, except unit data)

	As at December 31, 2023 $	As at December 31, 2022 $
ASSETS
Current
Cash and cash equivalents (note 15a)	168,409	215,738
Restricted cash – current (note 15a)	2,910	42,376
Accounts receivable, including non-trade of $7,993 (2022 – $14,284) (note 13)	31,269	50,670
Prepaid expenses	15,318	20,208
Vessels held for sale (note 19)	22,323	63,120
Current portion of derivative assets (note 13)	22,397	19,451
Current portion of net investments in direct financing and sales-type leases, net (notes 3b and 6)	20,572	16,335
Advances to affiliates (note 12b)	22,718	7,960
Other current assets	1,294	4,148
Total current assets	307,210	440,006
Restricted cash – long-term (note 15a)	13,075	7,832
Vessels and equipment
At cost, less accumulated depreciation of $715,758 (2022 – $690,309)	932,414	1,016,050
Vessels related to finance leases, at cost, less accumulated depreciation of $293,820 (2022 – $257,569) (note 5a)	2,050,933	2,282,641
Advances on newbuilding contracts (note 14a)	228,562	129,271
Operating lease right-of-use assets	7,772	15,034
Total vessels and equipment	3,219,681	3,442,996
Investments in and advances to equity-accounted joint ventures, net (notes 3b and 7)	1,311,739	1,244,264
Net investments in direct financing and sales-type leases, net (notes 3b and 6)	669,139	470,352
Other assets	34,875	47,068
Derivative assets (note 13)	35,127	33,789
Intangible assets, net (note 8)	30,447	42,080
Goodwill (note 8)	40,308	40,308
Total assets	5,661,601	5,768,695
LIABILITIES AND EQUITY
Current
Accounts payable	6,692	52,009
Accrued liabilities and other (notes 9 and 13)	89,852	89,013
Unearned revenue (note 6)	38,343	32,662
Current portion of long-term debt (note 10)	107,820	477,168
Current obligations related to finance leases (note 5a)	180,206	122,488
Current portion of operating lease liabilities (note 5b)	9,905	9,634
Current portion of derivative liabilities (note 13)	—	14,590
Advances from affiliates (note 12b)	7,298	5,886
Total current liabilities	440,116	803,450
Long-term debt (note 10)	960,202	927,277
Long-term obligations related to finance leases (note 5a)	1,481,786	1,574,592
Long-term operating lease liabilities (note 5b)	—	9,905
Other long-term liabilities (notes 3b, 6, 7a and 14e)	78,582	83,058
Derivative liabilities (note 13)	23,836	8,655
Total liabilities	2,984,522	3,406,937
Commitments and contingencies (notes 5, 7, 10, 13 and 14)
Equity
Common units (99.9 million units and 88.6 million units issued and outstanding at December 31, 2023 and 2022, respectively)	2,275,102	1,959,228
Preferred units (11.9 million units authorized; 11.5 million and 11.7 million units issued and outstanding at December 31, 2023 and 2022, respectively)	278,419	282,484
Accumulated other comprehensive income	31,347	40,517
Equity	2,584,868	2,282,229
Non-controlling interest	92,211	79,529
Total equity	2,677,079	2,361,758
Total liabilities and total equity	5,661,601	5,768,695
The accompanying notes are an integral part of the consolidated financial statements

SEAPEAK LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (note 1)
(in thousands of U.S. Dollars)

	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	317,716	241,553	255,548
Non-cash and non-operating items:
Unrealized gain on non-designated derivative instruments (note 13)	(3,226)	(70,650)	(42,652)
Depreciation and amortization	145,728	128,459	130,810
(Gain) write-down and (gain) loss on sales of vessels (note 19)	(27,991)	54,397	—
Unrealized foreign currency exchange loss (gain) including the effect of settlement upon maturity or termination of cross currency swaps (note 13)	9,183	(29,884)	(16,656)
Equity income, net of distributions received and return of capital $76,710 (2022 – $97,768 and 2021 – $50,122)	(72,296)	(20,664)	(65,277)
Amortization of deferred financing issuance costs included in interest expense	6,367	6,949	5,245
Change in unrealized credit loss provisions included in other expense (note 3b)	(17,700)	(9,400)	2,817
Gain on extinguishment of obligations related to finance leases included in other expenses (note 5a)	(5,064)	—	—
Other non-cash items	9,953	6,934	6,578
Change in operating assets and liabilities (note 15b)	(6)	(30,917)	(77,555)
Net operating cash flow	362,664	276,777	198,858

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	190,000	367,709	669,691
Scheduled repayments of long-term debt and settlement of related swaps (note 13)	(242,925)	(110,593)	(353,141)
Prepayments of long-term debt	(294,951)	(197,836)	(391,543)
Financing issuance costs	(4,793)	(2,200)	(9,728)
Scheduled repayments of obligations related to finance leases	(122,263)	(74,987)	(71,932)
Cash distributions paid	(74,941)	(25,606)	(124,195)
Dividends paid to non-controlling interest	(864)	(4,180)	(2,923)
Proceeds from financing related to sale and leaseback of vessel	309,778	160,000	—
Extinguishment of obligations related to finance leases (note 5a)	(215,064)	(122,458)	—
Repurchase of preferred units (note 16)	(3,972)	(2,690)	—
Acquisition of Teekay Subsidiaries, includes assumed cash of $5,783 (note 1)	—	10,674	—
Equity contributions from Stonepeak (notes 1 and 16)	86,180	135,306	—
Repurchase of restricted unit awards (note 1)	—	(5,964)	—
Net financing cash flow	(373,815)	127,175	(283,771)

INVESTING ACTIVITIES
Expenditures for vessels and equipment, including advances on newbuilding contracts	(147,970)	(108,024)	(41,973)
Proceeds from repayments of advances to equity-accounted joint ventures	—	32,266	11,000
Acquisition of Evergas, net of cash acquired $15,303 (note 20)	(3,000)	(223,137)	—
Proceeds from sales of investment in equity-accounted joint venture and vessels (notes 7a(viii) and 19)	80,569	18,832	—
Net investing cash flow	(70,401)	(280,063)	(30,973)

(Decrease) increase in cash, cash equivalents and restricted cash	(81,552)	123,889	(115,886)
Cash, cash equivalents and restricted cash, beginning of the year	265,946	142,057	257,943
Cash, cash equivalents and restricted cash, end of the year	184,394	265,946	142,057
Supplemental cash flow information (note 15)
The accompanying notes are an integral part of the consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY (note 1)
(in thousands of U.S. Dollars, except unit data)

	TOTAL EQUITY
	Unitholder Equity (note 1)
	Company / Limited Partner Common Units (note 1)	Company / Limited Partner Common Units (note 1)	Company / Limited Partner Preferred Units (note 1)	Company / Limited Partner Preferred Units (note 1)	General Partner (note 1)	Accumulated Other Comprehensive (Loss) Income	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2020	86,951	1,465,408	11,800	285,159	46,182	(103,836)	53,357	1,746,270
Net income	—	213,138	—	25,702	3,808	—	12,900	255,548
Other comprehensive income	—	—	—	—	—	50,673	2,178	52,851
Distributions declared:
Common units ($1.11 / unit)	—	(96,763)	—	—	(1,730)	—	—	(98,493)
Preferred units Series A ($2.25 / unit)	—	—	—	(11,249)	—	—	—	(11,249)
Preferred units Series B ($2.13 / unit)	—	—	—	(14,453)	—	—	—	(14,453)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(2,923)	(2,923)
Equity based compensation, net of withholding tax of $0.5 million	59	1,446	—	—	26	—	—	1,472
Balance as at December 31, 2021	87,010	1,583,229	11,800	285,159	48,286	(53,163)	65,512	1,929,023
Cancellation of restricted unit awards (note 1)	—	(3,254)	—	—	(59)	—	—	(3,313)
Contributed capital from Stonepeak (note 1)	—	5,926	—	—	109	—	—	6,035
Acquisition of Teekay Subsidiaries (note 1)	—	(2,701)	—	—	(50)	—	—	(2,751)
Distributions declared prior to conversion to limited liability company (note 1):
Preferred units Series A ($0.5625 / unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 / unit)	—	—	—	(3,613)	—	—	—	(3,613)
Net income prior to conversion to limited liability company (note 1)	—	40,407	—	3,998	740	—	2,495	47,640
Conversion to limited liability company (note 1)	(87,010)	(1,623,607)	(11,800)	(282,732)	(49,026)	—	—	(1,955,365)
Issuance of Company common & preferred units (note 1)	88,565	1,672,633	11,800	282,732	—	—	—	1,955,365
Net income	—	157,339	—	21,608	—	—	14,966	193,913
Other comprehensive income	—	—	—	—	—	93,680	736	94,416
Equity contribution from Stonepeak (note 16)	—	129,271	—	—	—	—	—	129,271
Distributions declared:
Preferred units Series A ($1.6875/ unit)	—	—	—	(8,391)	—	—	—	(8,391)
Preferred units Series B ($1.5939 / unit)	—	—	—	(10,790)	—	—	—	(10,790)
Repurchase of preferred units (note 16)	—	(15)	(111)	(2,675)	—	—	—	(2,690)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(4,180)	(4,180)
Balance as at December 31, 2022	88,565	1,959,228	11,689	282,484	—	40,517	79,529	2,361,758
Net income	—	279,601	—	24,941	—	—	13,174	317,716
Other comprehensive (loss) income	—	—	—	—	—	(9,170)	372	(8,798)
Equity contribution from Stonepeak (notes 12c and 16)	—	86,180	—	—	—	—	—	86,180
Conversion of equity contributions from Stonepeak into common units (notes 12c and 16)	11,384	—	—	—	—	—	—	—
Distributions declared:
Common units ($0.5003 / unit)	—	(50,000)	—	—	—	—	—	(50,000)
Preferred units Series A ($2.25 / unit)	—	—	—	(11,070)	—	—	—	(11,070)
Preferred units Series B ($2.13 / unit)	—	—	—	(13,871)	—	—	—	(13,871)
Repurchase of preferred units (note 16)	—	93	(160)	(4,065)	—	—	—	(3,972)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(864)	(864)
Balance as at December 31, 2023	99,949	2,275,102	11,529	278,419	—	31,347	92,211	2,677,079
The accompanying notes are an integral part of the consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

1.Summary of Significant Accounting Policies
Basis of presentation
On October 4, 2021, the Company (as Teekay LNG Partners L.P., a Marshall Islands limited partnership), entered into an agreement and plan of merger with Teekay GP L.L.C. (or the General Partner), an investment vehicle (or Acquiror) managed by Stonepeak Partners L.P. (or Stonepeak), and a wholly-owned subsidiary of Acquiror (or Merger Sub). On January 13, 2022, Stonepeak completed its acquisition of the Company, with Merger Sub merging with and into the Company, and with the Company surviving the merger as a subsidiary of Stonepeak (or the Merger). Pursuant to the Merger and related transactions (collectively referred to as the "Stonepeak Transaction"), (a) each issued and outstanding common unit of the Company, including approximately 36.0 million common units owned by Teekay Corporation (or Teekay) (but excluding any common units owned by the Company, Acquiror or the Company’s or Acquiror’s respective wholly-owned subsidiaries), was converted into the right to receive cash in an amount equal to $17.00 per common unit, (b) Teekay sold to Acquiror all of the outstanding ownership interests in the General Partner for $26.4 million, which price consisted of $17.00 for each of the approximately 1.6 million common unit equivalents represented by the economic interest of the General Partner's general partner interest in the Company and (c) the Company acquired certain restructured subsidiaries of Teekay (or the Teekay Subsidiaries) that provide, through services agreements, comprehensive managerial, operational and administrative services to the Company and its subsidiaries and joint ventures and as a result of this acquisition, Teekay paid the Company $4.9 million. The Company incurred fees of $18.0 million relating to professional services provided in connection to the Stonepeak Transaction which are included in other income (expense) in the Company's consolidated statement of income for the year ended December 31, 2022. On January 24, 2022, the Company's common units were delisted from the New York Stock Exchange. The Company's 9.00% Series A Cumulative Redeemable Perpetual Preferred Units (or the Series A Preferred Units) and 8.50% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series B Preferred Units) remain outstanding and continue to trade on the New York Stock Exchange following the Merger.
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
On February 25, 2022, Teekay LNG Partners L.P. converted from a limited partnership formed under the laws of the Republic of the Marshall Islands (or the Partnership) into a limited liability company formed under the laws of the Republic of the Marshall Islands (or the Conversion). The Conversion is deemed a continuation of the existence of the Partnership in the form of the Company, as a Marshall Islands limited liability company, with the existence of the Company deemed to have commenced on the date the Partnership commenced its existence. Upon the Conversion, all of the rights, privileges and powers of the Partnership, and all property of and all property and debts due to the Partnership, became vested in the Company and the property of the Company. In addition, all rights of creditors and all liens upon any property of the Partnership were preserved unimpaired and all debts, liabilities and duties of the Partnership automatically attached to the Company. Concurrently with the Conversion, the Company changed its name to Seapeak LLC and changed the ticker symbols for its Series A Preferred Units and Series B Preferred Units from “TGP PRA” and “TGP PRB” to “SEAL/PA” and “SEAL/PB,” respectively.
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
Upon commencement of a time charter accounted for as a direct financing lease or a sales-type lease, the carrying value of the vessel is derecognized and the net investment in the lease is recognized, based on the fair value of the vessel. For direct financing leases and sales-type leases, the lease element of time-charter hire receipts is allocated to the lease receivable and voyage revenues over the term of the lease using the effective interest rate method. The non-lease element of time-charter hire receipts is recognized by the Company on a straight-line basis daily over the term of the charter. Drydock cost reimbursements allocable to the non-lease element of a time-charter are recognized on a straight-line basis over the period between the previous scheduled drydock and the next scheduled drydock. In addition, if collectibility of non-lease receipts of charter payments from charterers is not probable, any such receipts are recognized as a liability unless the receipts are non-refundable and either the time-charter contract has been terminated or the Company has no remaining performance obligations. For time-charter contracts where the charterer is responsible for the operation of the vessel, the Company offsets any vessel operating expenses it incurs against reimbursements from the charterer.
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
Vessels and equipment
All pre-delivery costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standards required to properly service the Company’s customers are capitalized. Interest costs capitalized to advances on newbuilding contracts for the year ended December 31, 2023 amounted to $13.1 million (years ended December 31, 2022 and 2021 – $nil) (see Note 14).
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
Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 30 years for natural gas liquid (or NGL) carriers and 35 years for liquefied natural gas (or LNG) carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 30 years, or 35 years, respectively. Depreciation of vessels and equipment, excluding amortization of dry-docking expenditures, for the years ended December 31, 2023, 2022 and 2021 aggregated to $102.2 million, $102.4 million and $106.4 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and owned vessels related to finance leases.
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
The following table summarizes the change in the Company’s capitalized dry-docking costs from January 1, 2021 to December 31, 2023:

	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Balance at January 1,	58,311	51,020	31,239
Cost incurred for dry docking	24,349	18,870	36,060
Acquisition of vessels (note 20)	—	9,182	—
Transfer to vessel held for sale and write-down of vessels	(3,920)	(3,367)	(896)
Dry-dock amortization	(18,101)	(17,394)	(15,383)
Balance at December 31,	60,639	58,311	51,020

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
For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps are recorded in realized and unrealized gain on non-designated derivative instruments in the Company’s consolidated statements of income. Gains and losses from the Company’s cross currency swaps are recorded in foreign currency exchange (loss) gain in the Company’s consolidated statements of income. Cash flows associated with the settlement of interest rate swaps and the interest component of cross currency swaps are presented within operating activities, whereas cash flows associated with the component of a cross currency swap that hedges the repayment of foreign currency denominated debt are presented within financing activities.
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
Guarantees
Guarantees issued by the Company, excluding those that are guaranteeing its own performance, are recognized at fair value at the time the guarantees are issued and are presented in the Company’s consolidated balance sheets as other long-term liabilities. The liability recognized on issuance is amortized to other income (expense) on the Company’s consolidated statements of income over the term of the guarantee. If it becomes probable that the Company will have to perform under a guarantee, the Company will recognize an additional liability if the amount of the loss can be reasonably estimated.
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
2.Accounting Pronouncements
In November 2023, the FASB issued Accounting Standards Update (or ASU) 2023-07 – Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures (or ASU 2030-07). This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses, other segment items and extends certain annual segment disclosure requirements to interim period reporting. This ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The amendments in this ASU are to be applied retrospectively to all periods presented. The Company does not expect that adoption of ASU 2023-07 will have a material impact on the Company's consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
In December 2023, the FASB issued ASU 2023-09 – Income Taxes (Topic 740) Improvements to Income Tax Disclosures (or ASU 2023-09). This ASU enhances the transparency and decision usefulness of income tax disclosures. More specifically, this ASU requires that additional income tax information be disclosed about the jurisdictions in which the Company operates within its income tax rate reconciliation, as well as its disclosure about income taxes paid. This ASU is effective for annual periods beginning after December 15, 2024. The amendments in this ASU are to be applied on a prospective basis. The Company does not expect that adoption of ASU 2023-09 will have a material impact on the Company's consolidated financial statements.
3.Fair Value Measurements and Financial Instruments
a)Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents and restricted cash – The fair value of the Company’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.
Interest rate swap agreements, foreign currency forward contracts and cross currency swap agreements – The fair value of these derivative instruments of the Company is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Company and the derivative counterparties. The estimated amount is the present value of future cash flows. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. The Company's interest rate swap agreements do not require the Company to provide cash collateral to these institutions; however, cash collateral may be required by certain institutions on some of the Company's cross currency swap agreements and as at December 31, 2023, the Company had pledged $3.0 million cash as collateral (December 31, 2022 – $5.2 million), which has been recorded as restricted cash – current and restricted cash – long-term on the Company's consolidated balance sheets. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term. Minor changes to the forward interest curves and forward foreign exchange rates used as inputs to the valuations may have a significant effect on the fair value of these derivative instruments.
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

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

		December 31, 2023		December 31, 2022
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash (note 15a)	Level 1	184,394	184,394	265,946	265,946
Derivative instruments (note 13)
Interest rate swap agreements – assets	Level 2	55,582	55,582	51,046	51,046
Interest rate swap agreements – liabilities	Level 2	(156)	(156)	(291)	(291)
Foreign currency contracts	Level 2	221	221	398	398
Cross currency swap agreements – assets	Level 2	4,634	4,634	3,263	3,263
Cross currency swap agreements – liabilities	Level 2	(23,680)	(23,680)	(23,041)	(23,041)
Non-recurring:
Vessels held for sale (note 19)	Level 2	22,323	22,323	63,120	63,120
Vessels and equipment (note 19)	Level 2	2,000	2,000	—	—
Equity-accounted joint ventures (note 7a(iv))	Level 3	—	—	279,561	279,561
Other:
Loans to equity-accounted joint ventures (note 7)	(i)	93,986	(i)	88,519	(i)
Long-term debt – public (note 10)	Level 1	(194,587)	(203,226)	(286,971)	(288,448)
Long-term debt – non-public (note 10)	Level 2	(873,435)	(875,260)	(1,117,474)	(1,111,728)
Obligations related to finance leases (note 5)	Level 2	(1,661,992)	(1,652,621)	(1,697,080)	(1,665,094)
(i)The advances to equity-accounted joint ventures together with the Company’s equity investments in the joint ventures form the net aggregate carrying value of the Company’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.
b)Credit Losses
As at December 31, 2023, the Company's exposure to potential credit losses under Accounting Standards Codification 326, Financial Instruments–Credit Losses (or ASC 326) included its four (December 31, 2022 – three) direct financing leases and sales-type leases, one (December 31, 2022 – one) of its loans to equity-accounted joint ventures and its guarantees of its proportionate share of secured loan facilities and finance leases of three (December 31, 2022 – three) of its equity-accounted joint ventures. In addition, the Company's exposure to potential credit losses within its equity-accounted joint ventures under ASC 326 primarily includes direct financing and sales-types leases for 14 LNG carriers within its 50/50 joint venture with China LNG Shipping (Holdings) Limited (or China LNG) (or the Yamal LNG Joint Venture); its 40% ownership interest in Teekay Nakilat (III) Corporation (or the RasGas III Joint Venture); its 33% ownership interest in a joint venture with NYK Energy Transport (or NYK) and Mitsui & Co. Ltd (or the Angola Joint Venture); and one floating storage unit (or FSU) and an LNG regasification terminal joint venture within Bahrain LNG W.L.L (or the Bahrain LNG Joint Venture) (see Note 7a).
The following table includes the amortized cost basis of the Company’s direct interests in financing receivables and net investment in direct financing and sales-type leases by class of financing receivables and by period of origination and their associated credit quality as at December 31, 2023 and 2022.

		As at December 31,
		2023		2022
	Period of Origination	Credit Quality Grade (i)	Amortized Cost Basis $	Credit Quality Grade (i)	Amortized Cost Basis $

Direct financing leases and sales-type leases
Tangguh Hiri and Tangguh Sago	2017 and prior	Performing	291,092	Performing	305,957
Seapeak Bahrain	2018	Performing	204,135	Performing	206,930
Seapeak Creole	2023	Performing	204,184	N/A	—
			699,411		512,887
Loans to equity-accounted joint ventures
Bahrain LNG Joint Venture	2017 and prior	Performing	93,986	Performing	88,519
			93,986		88,519
			793,397		601,406

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
(i)The Company's credit quality grades are based on internal risk credit ratings whereby a credit quality grade of performing is consistent with a low likelihood of loss. The Company assesses the credit quality of its direct financing and sales-type leases on whether there are no past due payments (30 days late), no concessions granted to the counterparties and whether the Company is aware of any other information that would indicate that there is a material increase of likelihood of loss. The same policy is applied by the equity-accounted joint ventures. The Company assesses the credit quality of its loan to the Bahrain LNG Joint Venture based on whether there are any past due payments from the Bahrain LNG Joint Venture’s primary customer, whether the Bahrain LNG Joint Venture has granted any concessions to its primary customer and whether the Company is aware of any other information that would indicate that there is a material increase of likelihood of loss. As at December 31, 2023 and 2022, all direct financing and sales-type leases held by the Company and the Company’s equity-accounted joint ventures had a credit quality grade of performing.
Changes in the Company's allowance for credit losses for the years presented in these consolidated financial statements are as follows:

	Direct financing and sales-type leases (i) $	Direct financing and sales-type leases and other within equity-accounted joint ventures (i) $	Loans to equity-accounted joint ventures (ii) $	Guarantees of debt (iii) $	Total $
As at January 1, 2021	30,177	54,937	4,726	2,080	91,920
Provision for (reversal of) potential credit losses	3,823	3,363	(626)	(380)	6,180
As at December 31, 2021	34,000	58,300	4,100	1,700	98,100
Reversal of potential credit losses	(7,800)	(21,700)	(1,200)	(400)	(31,100)
As at December 31, 2022	26,200	36,600	2,900	1,300	67,000
Reversal of potential credit losses	(16,500)	(13,900)	(800)	(400)	(31,600)
As at December 31, 2023	9,700	22,700	2,100	900	35,400
(i)The credit loss provision related to the lease receivable component of the net investment in direct financing and sales-type leases is based on an internal historical loss rate, as adjusted when asset specific risk characteristics of the existing lease receivables at the reporting date are not consistent with those used to measure the internal historical loss rate and as further adjusted when management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. During the years presented in these consolidated financial statements, two LNG project counterparties maintained investment grade credit ratings. As such, at December 31, 2023, the internal historical loss rate used to determine the credit loss provision was adjusted downwards to reflect a lower risk for two of these LNG projects (January 1, 2021, December 31, 2021 - two LNG projects, December 31, 2022 - one LNG project) at such dates compared to the average LNG project used to determine the internal historical loss rate. In addition, the internal historical loss rate was adjusted upwards for (a) one LNG project to reflect a lower credit rating for the counterparty, including consideration of the critical infrastructure nature of LNG production, and (b) a second LNG project to reflect a larger potential risk of loss upon potential default as the vessels servicing this project have fewer opportunities for redeployment compared to the Company’s other LNG carriers. The credit loss provision for the residual value component is based on a reversion methodology whereby the current estimated fair value of the vessel as depreciated to the end of the charter contract is compared to the expected carrying value, with such potential gain or loss on maturity being included in the credit loss provision in increasing magnitude on a straight-line basis the closer the contract is to its maturity. Risks related to the net investments in direct financing and sales-type leases consist of risks related to the underlying LNG projects and demand for LNG carriers at the end of the time-charter contracts.
The change in credit loss provision of $(16.5) million for the Company's consolidated vessels for the year ended December 31, 2023 ($(7.8) million during 2022 and $3.8 million during 2021) was included in other expense in the Company's consolidated statements of income. The change in credit loss provision for the year ended December 31, 2023 primarily reflects an increase in the estimated charter-free valuations for certain types of its LNG carriers at the end of their time-charter contract which are accounted for as direct financing leases and sales-type leases in the Company's consolidated balance sheets. These estimated future charter-free values are subject to change based on the underlying LNG shipping market fundamentals.
The change in credit loss provision of $(13.9) million for the year ended December 31, 2023 ($(21.7) million during 2022 and $3.4 million during 2021) relating to the direct financing and sales-type leases and other within the Company's equity-accounted joint ventures was included in equity income in the Company's consolidated statements of income. The change in credit loss provision for the year ended December 31, 2023 primarily reflects an increase in the estimated charter-free valuations for certain types of LNG carriers at the end of their time-charter contract, which are accounted for as direct financing and sales-type leases within investments in equity-accounted joint ventures in the Company's consolidated balance sheets.
The changes in the credit loss provision for the Company's consolidated vessels and the vessels within the Company's equity-accounted joint ventures for the year ended December 31, 2023 do not reflect any material change in expectations of the charterers' ability to make their time-charter hire payments as they come due compared to the beginning of the year.
(ii)The determination of the credit loss provision for such loans is based on their expected duration and on an internal historical loss rate of the Company and its affiliates, as adjusted when asset specific risk characteristics of the existing loans at the reporting date are not consistent with those used to measure the internal historical loss rate and as further adjusted when management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. These loans rank behind secured debt in each equity-accounted joint venture. As such, they are similar to equity in terms of risk. The Bahrain LNG Joint Venture owns an LNG receiving and regasification terminal in Bahrain. The ability of Bahrain LNG Joint Venture to repay its loan to the Company is primarily dependent upon the Bahrain LNG Joint Venture’s customer, a company owned by the Kingdom of Bahrain, fulfilling its obligations under the 20-year agreement, as well as the Bahrain LNG Joint Venture’s ability to operate the terminal in accordance with the agreed upon operating criteria.
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

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
4.Segment Reporting
The Company has two reportable segments, the LNG segment and the NGL segment. The Company’s LNG segment consists of LNG carriers which generally operate under long-term, fixed-rate time-charter contracts to international energy companies. The Company's NGL segment consists of LPG, Ethane and multi-gas carriers which generally operate under voyage charters or time-charters. As at December 31, 2023, the Company’s LNG segment consisted of 49 LNG carriers and LNG carrier newbuildings (including 24 LNG carriers included in joint ventures that are accounted for under the equity method) and one LNG receiving and regasification terminal in Bahrain. As at December 31, 2023, the Company's NGL segment consisted of 46 LPG, Ethane and multi-gas carriers and LPG newbuildings (including 26 LPG carriers and newbuildings included in a joint venture that is accounted for under the equity method). The Company's chief operating decision maker is the Company's President and Chief Executive Officer who evaluates segment results based on income from vessel operations. The evaluation of segment results involves an assessment of the profitability of each segment. This information, along with forward-looking assessments of profitability, help the Company's chief operating decision maker to make informed decisions about investing and/or divesting of assets in a specific segment. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.
The following table presents voyage revenues and percentage of consolidated voyage revenues for the Company’s customers who accounted for 10% or more of the Company's consolidated voyage revenues during any of the years presented in these consolidated financial statements.

(U.S. Dollars in millions)	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Shell Plc. (i) (ii)	$118.9 or 16%	$133.9 or 21%	$136.3 or 23%
INEOS Europe AG (iii)	$114.1 or 16%	Less than 10%	Less than 10%
Ras Laffan Liquefied Natural Gas Company Ltd. (i)	$74.2 or 10%	$73.8 or 12%	$69.9 or 12%
Naturgy Energy Group S.A. (i)	Less than 10%	Less than 10%	$64.9 or 11%
(i)LNG segment.
(ii)Includes its subsidiaries Shell International Trading Middle East Ltd. and Shell Tankers (Singapore) Private Ltd.
(iii)NGL segment.

The following tables include results for these segments for the years presented in these consolidated financial statements.

	Year Ended December 31, 2023
	LNG Segment $	NGL Segment $	Total $
Voyage revenues	563,514	163,277	726,791
Voyage expenses	(6,715)	(14,725)	(21,440)
Vessel operating expenses	(175,382)	(57,278)	(232,660)
Time-charter hire expenses	—	(8,777)	(8,777)
Depreciation and amortization	(110,477)	(35,251)	(145,728)
General and administrative expenses(i)	(24,111)	(6,800)	(30,911)
Gain (write-down) and gain (loss) on sales of vessels (note 19)	35,807	(7,816)	27,991
Income from vessel operations	282,636	32,630	315,266

Equity income (note 7)	120,021	28,985	149,006
Investment in and advances to equity-accounted joint ventures, net	1,151,581	160,158	1,311,739
Expenditures for vessels and equipment, including advances on newbuilding contracts	(102,809)	(87)	(102,896)
Expenditures for dry docking	(26,633)	(1,287)	(27,920)

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

	Year Ended December 31, 2022
	LNG Segment $	NGL Segment $	Total $
Voyage revenues	575,433	49,047	624,480
Voyage expenses	(11,358)	(23,251)	(34,609)
Vessel operating expenses	(175,306)	(16,843)	(192,149)
Time-charter hire expenses	(9,396)	—	(9,396)
Depreciation and amortization	(121,719)	(6,740)	(128,459)
General and administrative expenses(i)	(24,214)	(1,256)	(25,470)
Write-down and gain on sale of vessels (note 19)	(52,004)	(2,393)	(54,397)
Restructuring charges (note 18b)	(2,551)	(100)	(2,651)
Income (loss) from vessel operations	178,885	(1,536)	177,349

Equity income (note 7)	94,897	23,535	118,432
Investment in and advances to equity-accounted joint ventures, net	1,114,183	130,081	1,244,264
Expenditures for vessels and equipment, including advances on newbuilding contracts	(145,102)	(233)	(145,335)
Expenditures for dry docking	(18,870)	—	(18,870)

	Year Ended December 31, 2021
	LNG Segment $	NGL Segment $	Total $
Voyage revenues	550,496	47,335	597,831
Voyage expenses	(7,183)	(21,007)	(28,190)
Vessel operating expenses	(105,038)	(19,588)	(124,626)
Time-charter hire expenses	(23,487)	—	(23,487)
Depreciation and amortization	(123,786)	(7,024)	(130,810)
General and administrative expenses(i)	(37,668)	(3,372)	(41,040)
Restructuring charges (note 18)	(2,958)	(265)	(3,223)
Income (loss) from vessel operations	250,376	(3,921)	246,455

Equity income (note 7)	100,925	14,474	115,399
Expenditures for vessels and equipment	(44,011)	(1,161)	(45,172)
Expenditures for dry docking	(31,808)	(4,252)	(36,060)
(i)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources (Note 12a)).

A reconciliation of total segment assets presented in the Company's consolidated balance sheets is as follows:

	December 31, 2023 $	December 31, 2022 $
Total assets of the LNG segment	4,601,919	4,579,577
Total assets of the NGL segment	891,273	973,380
Unallocated:
Cash and cash equivalents	168,409	215,738
Consolidated total assets	5,661,601	5,768,695

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
5.Chartered-in Vessels
a)Obligations related to Finance Leases

	December 31, 2023 $	December 31, 2022 $
Total obligations related to finance leases	1,661,992	1,697,080
Less current portion	(180,206)	(122,488)
Long-term obligations related to finance leases	1,481,786	1,574,592

As at December 31, 2023 and 2022, the Company was a party to finance leases on nine LNG carriers and 10 NGL carriers, respectively. These nine LNG carriers and 10 NGL carriers were sold by the Company to third parties (or Lessors) and leased back under 7.5 to 15-year bareboat charter contracts ending in 2025 through to 2035. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.7%. The bareboat charter contracts are presented as obligations related to finance leases on the Company's consolidated balance sheets.
The Company consolidates nine of the 19 Lessors for financial reporting purposes as VIEs. The Company understands that these vessels and lease operations are the only assets and operations of the Lessors. The Company operates the vessels during the lease term and, as a result, is considered to be, under GAAP, the Lessor's primary beneficiary. The sale and leaseback of 10 vessels are accounted for as failed sales. The Company is not considered to hold a variable interest in these buyer Lessor entities and thus, does not consolidate these entities.
The liabilities of the nine Lessors considered as VIEs are loans and are non-recourse to the Company. The amounts funded to the nine Lessors in order to purchase the vessels materially match the funding to be paid by the Company's subsidiaries under the sale-leaseback transactions. As a result, the amounts due by the Company's subsidiaries to the nine Lessors considered as VIEs have been included in obligations related to finance leases as representing the Lessors' loans.
During the year ended December 31, 2023, the Company exercised repurchase options to acquire two of its NGL carriers, the Ineos Innovation and the Ineos Dolphin, and one of its LNG carriers, the Myrina, for a total cost of $218.3 million.
As a result of these repurchases, the Company recognized gains totaling $5.1 million on the extinguishment of the original financing arrangements relating to the vessels. These gains are included in other income (expense) in the Company's consolidated statements of income. Immediately following the repurchases, the Company entered into new financing arrangements whereby it sold the vessels to third parties for a total of $327.0 million and chartered them back for 8 to 12-year under bareboat charter contracts. The Company has options to repurchase the vessels at the end of the lease terms for amounts totaling $107.8 million.
During November 2022, the Company refinanced the Macoma LNG carrier by acquiring the vessel from its original Lessor and then selling the vessel to another Lessor and leasing it back for a period of 8 years. The Company has an option to repurchase the vessel at the end of the lease term for $61.0 million. As a result of this refinancing transaction, the Company recognized a loss of $0.7 million for the year ended December 31, 2022 on the extinguishment of the original financing arrangement which was included in other income (expense) in the Company's consolidated statements of income.
In June 2023, the Company gave notice to exercise its repurchase option to acquire one of its NGL carriers, the Ineos Marlin, for a total cost of $60.5 million. The Company expects to complete the repurchase in late-March 2024.
During January 2024 and March 2024, the Company refinanced its financing arrangements for the Ineos Inspiration and the Ineos Independence NGL carriers (see Note 21).
The obligations of the Company under the bareboat charter contracts for the nine LNG carriers and 10 NGL carriers are guaranteed by the Company. The guarantee agreements require the Company to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage, for certain of its finance leases. As at December 31, 2023, the Company was in compliance with all covenants in respect of the obligations related to its finance leases.
As at December 31, 2023, the remaining commitments related to the financial liabilities of these nine LNG carriers and 10 NGL carriers, including the amounts to be paid to repurchase the vessels, approximated $2.1 billion, including imputed interest of $411.2 million repayable through 2035, as indicated below:

Year	Commitments as at December 31, 2023
2024	$269,174
2025	$204,336
2026	$379,179
2027	$361,481
2028	$306,619
Thereafter	$575,945

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

b)Operating Leases
As at December 31, 2023 and 2022, the Company had in-chartered six LPG carriers under bareboat charter contracts from a third party until December 2024.
A maturity analysis of the Company's operating lease liabilities from its bareboat charter contracts as at December 31, 2023 is as follows:

Lease Commitment
Year	$
Payments:
2024	10,277
Less imputed interest	(372)
Carrying value of operating lease liabilities	9,905
Less current portion	(9,905)
Carrying value of long-term operating lease liabilities	—
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
As at December 31, 2023, a substantial majority of the Company’s consolidated vessels operated under time-charter contracts with the Company’s customers. Such contracts are scheduled to expire between 2024 and 2046. Certain of these contracts result in situations whereby the customer will pay consideration up front for performance to be provided at a later date. The time-charter contracts for many of the Company's LNG carriers have options that permit the charterer to extend the contract for periods up to a total extension between one and 15 years. In addition, each of the Company's time-charter contracts are subject to certain termination and purchase provisions. As at December 31, 2023, the Company had $43.6 million of advanced payments recognized as contract liabilities (December 31, 2022 – $41.0 million) which are expected to be recognized as voyage revenues and are included in unearned revenue and other long-term liabilities on the Company's consolidated balance sheets. The Company recognized $41.0 million and $22.2 million of revenue for the years ended December 31, 2023 and 2022, respectively, that was recognized as a contract liability at the beginning of those years.
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
Revenue Table
The following tables contain the Company's revenue for the years ended December 31, 2023, 2022 and 2021, by contract type and by segment.

	Year Ended December 31, 2023			Year Ended December 31, 2022			Year Ended December 31, 2021
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Time charters	474,180	140,307	614,487	489,848	10,185	500,033	540,379	11,356	551,735
Voyage charters	—	22,970	22,970	—	38,862	38,862	—	35,979	35,979
Management fees and other income	89,334	—	89,334	85,585	—	85,585	10,117	—	10,117
	563,514	163,277	726,791	575,433	49,047	624,480	550,496	47,335	597,831

The following table contains the Company’s total revenue for the years ended December 31, 2023, 2022 and 2021, by contracts or components of contracts accounted for as leases and those not accounted for as leases:

	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Lease revenue
Lease revenue from lease payments of operating leases	536,072	467,323	508,932
Interest income on lease receivables	61,752	43,979	49,142
Variable lease payments – cost reimbursements(i)	5,365	5,198	5,755
	603,189	516,500	563,829
Non-lease revenue
Non-lease revenue – related to direct financing and sales-type leases	34,268	22,395	23,885
Management fees and other income	89,334	85,585	10,117
	123,602	107,980	34,002
Total	726,791	624,480	597,831
(i)Reimbursements for vessel operating expenditures and dry-docking expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer pursuant to charter contracts accounted for as operating leases.

Net Investments in Direct Financing and Sales-Type Leases
The two LNG carriers owned by Seapeak BLT Corporation (formerly, Teekay BLT Corporation) (or the Tangguh Joint Venture), in which the Company has a 70% ownership interest and which the Company consolidates, commenced their time-charter contracts with their charterers in 2009. Both time-charter contracts are accounted for as direct financing leases with 20-year terms. In addition, the 21-year charter contract for the Seapeak Bahrain FSU commenced in September 2018 and is accounted for as a direct finance lease. In February 2023, the Seapeak Creole commenced a 23-year time-charter contract. The time charter contract is being accounted for as a sales-type lease. As a result, upon commencement of the time-charter contract the carrying value of the vessel was derecognized and a net investment in sales-type lease was recognized based on its estimated fair value from third party appraisals, resulting in a gain of $43.8 million being recognized during the year ended December 31, 2023. The gain was included in gain (write-down) and gain (loss) on sales of vessels in the Company's consolidated statement of income for the year ended December 31, 2023.
The following table lists the components of the net investments in direct financing and sales-type leases:

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

	December 31, 2023 $	December 31, 2022 $
Total lease payments to be received	1,024,763	638,959
Estimated unguaranteed residual value of leased properties	335,841	284,277
Initial direct costs	167	200
Less unearned revenue	(661,360)	(410,549)
Total net investments in direct financing and sales-type leases	699,411	512,887
Less credit loss provision	(9,700)	(26,200)
Total net investments in direct financing and sales-type leases, net	689,711	486,687
Less current portion	(20,572)	(16,335)
Net investments in direct financing and sales-type leases, net	669,139	470,352

As at December 31, 2023, estimated lease payments to be received by the Company related to its direct financing and sales-type leases in each of the next five succeeding fiscal years are approximately $83.7 million (2024), $83.6 million (2025), $82.3 million (2026), $83.6 million (2027), $78.9 million (2028) and an aggregate of $612.7 million thereafter. Two leases are expected to end in 2028, one lease is scheduled to end in 2039 and the remaining lease is scheduled to end in 2046.
Operating Leases
As at December 31, 2023, scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $496.6 million (2024), $375.6 million (2025), $300.4 million (2026), $167.1 million (2027), and $149.5 million (2028). Scheduled future rentals on operating lease contracts do not include rentals from vessels in the Company's equity-accounted joint ventures, rentals from unexercised option periods of contracts that existed on December 31, 2023, variable or contingent rentals, or rentals from contracts which were entered into or commenced after December 31, 2023. Therefore, the scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.
The carrying amount of the Company's vessels which are employed on these charter contracts as at December 31, 2023, was $3.0 billion (December 31, 2022 – $3.3 billion). The cost and accumulated depreciation of these vessels employed on these charter contracts as at December 31, 2023 were $4.0 billion (December 31, 2022 – $4.2 billion) and $1.0 billion (December 31, 2022 – $939.3 million), respectively.
7.Equity-Accounted Joint Ventures
a)A summary of the Company's investments in and advances to equity-accounted joint ventures are as follows:

		As at December 31, 2023			As at December 31,
Name	Ownership Percentage	# of Delivered Vessels	LNG Terminal	Newbuildings on order (ix)	2023 $	2022 $
Angola Joint Venture (i)	33%	4	—	—	121,935	124,592
Bahrain LNG Joint Venture (ii)	30%	—	1	—	90,298	92,655
Exmar LPG Joint Venture (iii)	50%	18	—	8	160,158	130,073
MALT Joint Venture (iv)	52%	6	—	—	292,545	279,561
Pan Union LNG Joint Venture (v)	20%-30%	4	—	—	88,651	86,842
RasGas III Joint Venture (vi)	40%	4	—	—	130,124	125,701
Yamal LNG Joint Venture (vii)	50%	6	—	—	430,120	407,732
Other	50%	—	—	—	8	8
		42	1	8	1,313,839	1,247,164
Less credit loss provision					(2,100)	(2,900)
Investments in and advances to equity-accounted joint ventures, net					1,311,739	1,244,264

(i)Angola Joint Venture
As at December 31, 2023, the Company has a 33% ownership interest in an LNG-related joint venture with NYK (33%) and Mitsui & Co. Ltd. (34%) (or the Angola Joint Venture). The Angola Joint Venture owns four 160,400-cubic meter LNG carriers.
The Company has guaranteed its 33% share of the secured loan facility of the Angola Joint Venture, which was repaid in full in January 2024, for which the aggregate principal amount of the secured loan facility as at December 31, 2023 was $37.2 million (December 31, 2022 – the aggregate principal amount of the secured loan facility and fair value of the interest rate swaps was $157.5 million).

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
(ii)Bahrain LNG Joint Venture
In December 2015, the Company (30%) entered into a joint venture agreement with the Bahrain Petroleum Company (formerly Kingdom of Bahrain's Ministry of Oil and Gas) (30%), Gulf Investment Corporation (24%) and Samsung C&T (16%) to form the Bahrain LNG Joint Venture, for the development of an LNG receiving and regasification terminal in Bahrain. The LNG terminal includes an offshore LNG receiving jetty and breakwater, an adjacent regasification platform, subsea gas pipelines from the platform to shore, an onshore gas receiving facility, and an onshore nitrogen production facility with a total LNG terminal capacity of 800 million standard cubic feet per day and is owned and operated under a 20-year customer contract. In addition, the Company has supplied an FSU in connection with this terminal commencing in September 2018 through a 21-year time-charter contract with the Bahrain LNG Joint Venture.
As at December 31, 2023 and 2022, the Company had advanced $73.4 million to the Bahrain LNG Joint Venture. These advances bear interest at 6.0%. For the years ended December 31, 2023, 2022 and 2021, the interest earned on these loans amounted to $5.5 million, $5.1 million, and $4.8 million, respectively, and was included in interest income in the Company’s consolidated statements of income. As at December 31, 2023 and 2022, the interest receivable on these advances was $20.6 million and $15.1 million, respectively. These amounts are included in the table above.
(iii)Exmar LPG Joint Venture
As at December 31, 2023, the Company has a 50% ownership interest in an LPG-related joint venture with Exmar (or the Exmar LPG Joint Venture). The Company has guaranteed its 50% share of secured loan facilities in the Exmar LPG Joint Venture for which the aggregate principal amount of the secured loan facilities as at December 31, 2023 was $189.6 million (December 31, 2022 – $216.2 million). As a result, the Company has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2023 was $0.9 million (December 31, 2022 – $0.7 million) and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.
On initial acquisition, the basis difference between the Company's investment and the carrying value of the Exmar LPG Joint Venture's net assets was substantially attributed to the value of the vessels and charter agreements of the Exmar LPG Joint Venture and goodwill in accordance with the finalized purchase price allocation. As at December 31, 2023, the unamortized amount of the basis difference was $10.0 million (December 31, 2022 – $15.3 million).
(iv)MALT Joint Venture
As at December 31, 2023, the Company has a 52% ownership interest in an LNG-related joint venture with Marubeni Corporation (or the MALT Joint Venture). Since control of the MALT Joint Venture is shared jointly between Marubeni and the Company, the Company accounts for its investment in the MALT Joint Venture using the equity method. The Company has guaranteed its 52% share of certain of the MALT Joint Venture's secured loan facilities and one interest rate swap, for which the aggregate of the principal amount of the secured loan facilities and fair value of the interest rate swap as at December 31, 2023 was $95.6 million (December 31, 2022 – $108.6 million). As a result, the Company has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2023 was $0.3 million (December 31, 2022 – $0.1 million) and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.
The Company recognized an impairment of its investment in the MALT Joint Venture of $86.9 million, which was included in equity income for the year ended December 31, 2022 in the Company's consolidated statement of income. The impairment was the result of the Company's updated expectations about future investments via the MALT Joint Venture as well as the uncertainty surrounding the future of the Balhaf LNG plant in Yemen as it relates to the two vessels of the MALT Joint Venture that were previously servicing this plant. The MALT Joint Venture is part of the Company's LNG Segment. The Company used a discounted cash flow approach to value its investment in the MALT Joint Venture. The significant unobservable inputs used within the valuation consisted of a revenue assumption of $70,300 per day per vessel for periods beyond existing customer contracts and a discount rate of 8.0%. As a result of the impairment, the Company's proportionate share of the carrying value of the MALT Joint Venture's net assets exceeds the Company's carrying value of its investment in the MALT Joint Venture, which has been attributed to vessels of the MALT Joint Venture. At December 31, 2023, the unamortized amount of the basis difference was $74.8 million (December 31, 2022 - $78.5 million).
(v)Pan Union LNG Joint Venture
As at December 31, 2023, the Company has a 30% ownership interest in two LNG carriers, the Pan Asia and the Pan Americas, and a 20% ownership interest in two LNG carriers, the Pan Europe and the Pan Africa, through its Pan Union LNG Joint Venture.
On initial acquisition, the basis difference between the Company's investment and the carrying value of the Pan Union LNG Joint Venture's net assets was substantially attributed to ship construction support agreements and the time-charter contracts. At December 31, 2023, the unamortized amount of the basis difference was $8.7 million (December 31, 2022 – $8.9 million).
(vi)RasGas III Joint Venture
As at December 31, 2023, the Company has a 40% ownership interest in the RasGas III Joint Venture, and the remaining 60% is held by Qatar Gas Transport Company Ltd.
(vii)Yamal LNG Joint Venture
As at December 31, 2023, the Company has a 50% ownership interest in the Yamal LNG Joint Venture, which has six icebreaker LNG carriers that carry out international transportation of LNG for a project located on the Yamal Peninsula in Northern Russia.
The Company has guaranteed its 50% share of a secured loan facility and interest rate swaps in the Yamal LNG Joint Venture for which the aggregate of the principal amount of the loan facility and fair value of the interest rate swaps as at December 31, 2023 was $620.9 million (December 31, 2022 – $660.8 million). As a result, the Company has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2023 was $0.4 million (December 31, 2022 – $0.5 million) and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.
(viii)Excalibur Joint Venture
In September 2022, the Company sold its 50% ownership interest in an LNG-related joint venture with Exmar NV (or Exmar) (or the Excalibur Joint Venture) which owned one LNG carrier that was included in the Company's LNG segment. At the time of the sale, the Company's ownership interest had a net book value $5.3 million. The Company received net proceeds of $8.8 million, resulting in a gain on sale of $3.5 million, which was included in equity income for the year ended December 31, 2022, in the Company's consolidated statement of income.

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
(ix)Includes four NGL carriers that are scheduled to be in-chartered beginning in 2026.

b)The Angola Joint Venture, the Bahrain LNG Joint Venture, the RasGas III Joint Venture, and the Yamal LNG Joint Venture are considered VIEs; however, the Company is not the primary beneficiary and therefore, the Company has not consolidated these entities. The Company’s exposure to loss as a result of its investments in the Angola Joint Venture, the Bahrain LNG Joint Venture, the RasGas III Joint Venture, and the Yamal LNG Joint Venture is the amounts it has invested in and advanced to these joint ventures, which are $121.9 million, $90.3 million, $130.1 million and $430.1 million, respectively, as at December 31, 2023. In addition, the Company provides an owner's guarantee in respect of the charters for the Angola Joint Venture, the RasGas III Joint Venture, and the Yamal LNG Joint Venture; and guarantees the credit facility of the Angola Joint Venture and the credit facilities and interest rate swaps of the Yamal LNG Joint Venture as described above.
c)The following tables present aggregated summarized financial information reflecting a 100% ownership interest in the Company’s equity method investments and excluding the impact from purchase price adjustments arising from the acquisition of Exmar LPG Joint Venture, the Excalibur Joint Venture and the Pan Union LNG Joint Venture. The results include the Angola Joint Venture, the Bahrain LNG Joint Venture, the Excalibur Joint Venture (until its sale in September 2022), the Exmar LPG Joint Venture, the MALT Joint Venture, the Pan Union LNG Joint Venture, the RasGas III Joint Venture and the Yamal LNG Joint Venture and exclude the recognition of the other-than-temporary impairment of the Company's investment of the MALT Joint Venture (2022) and the Excalibur Joint Venture (2021), and the subsequent amortization of the basis differences caused by these impairments.

	December 31, 2023 $	December 31, 2022 $
Cash and restricted cash – current	593,510	396,578
Other assets – current	270,807	291,723
Vessels and equipment, including vessels related to finance leases, operating lease right-of-use assets and advances on newbuilding contracts	2,543,897	2,530,838
Net investments in direct financing and sales-type leases – non-current	4,067,526	4,173,688
Other assets – non-current	328,061	435,325
Current portion of long-term debt, obligations related to finance leases, operating lease liabilities and advances from joint venture partners	636,559	1,152,742
Other liabilities – current	259,353	160,915
Long-term debt, obligations related to finance leases, operating lease liabilities and advances from joint venture partners	4,019,421	3,671,995
Other liabilities – non-current	87,824	162,893

	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Voyage revenues	1,041,655	998,412	990,703
Income from vessel operations	604,979	589,595	572,985
Realized and unrealized gain on non-designated derivative instruments:
Bahrain LNG Joint Venture	5,080	80,359	22,376
Other equity-accounted joint ventures	302	31,418	4,367
Net income	323,562	494,999	342,068

d)As described in Note 7a, the Company guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for certain of its equity-accounted joint ventures. As at December 31, 2023, all of the Company's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that the Company guarantees.
8.Intangible Assets and Goodwill
As at December 31, 2023 and 2022, intangible assets of the Company's LNG segment consisted of acquired time-charter contracts with a weighted-average amortization period of 20.7 years from the date of acquisition. As at December 31, 2023 and 2022, intangible assets of the Company's NGL segment consisted of acquired time-charter contracts with a weighted-average amortization period of 4.7 years from the date of acquisition (see Note 20). The carrying amount of the Company's intangible assets as follows:

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

	December 31, 2023 $			December 31, 2022 $
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Gross carrying amount	179,813	24,810	204,623	179,813	24,810	204,623
Accumulated amortization	(168,702)	(5,474)	(174,176)	(162,543)	—	(162,543)
Net carrying amount	11,111	19,336	30,447	17,270	24,810	42,080

For the years ended December 31, 2023, 2022 and 2021, amortization expense associated with intangible assets was $11.6 million, $8.4 million and $8.9 million, respectively. Amortization expense associated with intangible assets in each of the next five succeeding fiscal years is expected to be approximately $10.0 million (2024), $6.9 million (2025), $6.9 million (2026), $3.6 million (2027), and $2.1 million (2028).
The Company's carrying amount of goodwill as at December 31, 2023 and 2022 is as follows:

	December 31, 2023 $	December 31, 2022 $
LNG segment	31,921	31,921
NGL segment	8,387	8,387
Total	40,308	40,308
The Company conducts an impairment review annually or more frequently if facts and circumstances suggest goodwill may be impaired. No impairment charge was recorded for the years ended December 31, 2023, 2022 and 2021.
9.Accrued Liabilities and Other

	December 31, 2023 $	December 31, 2022 $
Interest including interest rate swaps	18,462	19,429
Voyage and vessel expenses	35,899	27,262
Payroll and benefits	21,161	21,418
Other general expenses	3,144	4,233
Income and other tax payable	2,647	2,398
Distributions payable on preferred units	6,279	6,365
Deposit received for vessels held for sale (note 19)	2,260	4,908
Acquisition purchase price payable (note 20)	—	3,000
Total	89,852	89,013

10.Long-Term Debt

	December 31, 2023 $	December 31, 2022 $
U.S. Dollar-denominated Revolving Credit Facility due in 2025	190,000	250,000
U.S. Dollar-denominated Term Loans and Bonds due from 2026 to 2030	662,255	791,466
Norwegian Krone-denominated Bonds due from 2025 to 2026	196,610	290,703
Euro-denominated Term Loans due in 2024	27,409	82,296
Total principal	1,076,274	1,414,465
Unamortized discount and debt issuance costs	(8,252)	(10,020)
Total debt	1,068,022	1,404,445
Less current portion	(107,820)	(477,168)
Long-term debt	960,202	927,277

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
As at December 31, 2023, the Company had one revolving credit facility available, which provided for borrowings of up to $350.0 million (December 31, 2022 – $295.0 million), of which $160.0 million (December 31, 2022 – $45.0 million) was undrawn. Interest payments are based on the Secured Overnight Finance Rate (or SOFR) plus a margin of 1.45%. The revolving credit facility matures in June 2025. The revolving credit facility is unsecured and may be used by the Company for general company purposes.
As at December 31, 2023, the Company had five U.S. Dollar-denominated term loans and bonds outstanding, which totaled $662.3 million in aggregate principal amount (December 31, 2022 – six U.S Dollar-denominated term loans and bonds outstanding, which totaled $791.5 million). Interest payments on the term loans are based on SOFR plus an additional amount consisting of a margin and a credit adjustment spread, where such additional amount ranges from 2.11% to 3.45%, and interest payments on the bonds are fixed and range from 4.11% to 4.41%. The five combined term loans and bonds require quarterly interest and principal payments and four have balloon or bullet repayments due at maturity. The term loans and bonds are collateralized by first-priority mortgages on the eight Company vessels to which the loans relate, together with certain other related security. In addition, as at December 31, 2023, all of the outstanding term loans were guaranteed by either the Company or the ship-owning entities within Teekay Nakilat Corporation (or the RasGas II Joint Venture), in which the Company has a 70% ownership interest.
As at December 31, 2023, the Company had Norwegian Krone (or NOK) 2.0 billion (December 31, 2022 – 2.9 billion) of senior unsecured bonds in the Norwegian bond market that mature through 2026. As at December 31, 2023, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $196.6 million (December 31, 2022 – $290.7 million). The interest payments on the bonds are based on Norwegian Interbank Offered Rate (or NIBOR) plus a margin, where margins range from 4.90% to 5.15%. The Company entered into cross currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.74% to 6.37% and the transfer of principal fixed at $229.0 million upon maturity in exchange for NOK 2.0 billion (see Note 13).
As at December 31, 2023, the Company had one Euro-denominated term loan outstanding, which totaled 24.8 million Euros ($27.4 million) (December 31, 2022 – two term loans outstanding, which totaled 76.9 million Euros ($82.3 million)). Interest payments are based on the Euro Interbank Offered Rate (or EURIBOR) where EURIBOR is limited to zero or above zero values, plus a margin of 1.95%. The term loan requires semi-annual interest and principal payments. The term loan matures in December 2024. The term loan is collateralized by a first-priority mortgage on the one Company vessel to which the loan relates, together with certain other related security and is guaranteed by the Company.
The weighted-average interest rates for the Company’s long-term debt outstanding as at December 31, 2023, and 2022 were 7.59% and 6.63%, respectively. These rates do not reflect the effect of related interest rate swaps that the Company has used to economically hedge certain of its floating-rate debt (see Note 13).
The Euro-denominated term loan and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loan and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company incurred foreign exchange (losses) gains of $(5.4) million, $25.5 million, and $8.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.
The aggregate annual long-term debt principal repayments required under the Company's revolving credit facility, loans and bonds subsequent to December 31, 2023, are $108.1 million (2024), $371.2 million (2025), $385.9 million (2026), $29.8 million (2027), $29.8 million (2028) and $151.5 million (thereafter).
Certain loan agreements require that (a) the Company maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Company maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Company not exceed a maximum amount of leverage, and (d) certain of the Company’s subsidiaries maintain restricted cash deposits. As at December 31, 2023, the Company had three credit facilities with an aggregate outstanding loan balance of $369.7 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 110%, 120%, and 120%, which as at December 31, 2023 were 155%, 139%, and 181%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties, where available, or prepared by the Company based on second-hand sale and purchase market data. Since vessel values can be volatile, the Company’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Company sold any of the vessels. The Company’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Company's subsidiaries are in default under their term loans and, in addition, one of the term loans in the RasGas II Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As at December 31, 2023, the Company was in compliance with all covenants relating to the Company’s credit facilities and other long-term debt.
11.Income Tax
The components of the provision for income taxes were as follows:

	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Current	(3,683)	(6,399)	(6,257)
Deferred	(6,528)	(1,786)	(629)
Income tax expense	(10,211)	(8,185)	(6,886)

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

	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Net income before income tax expenses	327,927	249,738	262,434
Net income not subject to taxes	(314,742)	(282,439)	(217,184)
Net income (loss) subject to taxes	13,185	(32,701)	45,250
At applicable statutory tax rates
Amount computed using the standard rate of corporate tax	(590)	12,940	(7,555)
Adjustments to valuation allowance and uncertain tax positions	14,399	(635)	(24,629)
Permanent and currency differences	(23,900)	(19,926)	25,065
Change in tax rates	(120)	(564)	233
Tax expense related to the current year	(10,211)	(8,185)	(6,886)

The significant components of the Company’s deferred tax assets were as follows:

	December 31, 2023 $	December 31, 2022 $
Derivative instruments	(2,131)	(3,379)
Taxation loss carryforwards and disallowed finance costs	54,215	75,706
Vessels and equipment	(3,500)	(489)
Other items	169	94
	48,753	71,932
Valuation allowance	(53,384)	(70,047)
Net deferred tax (liabilities) assets	(4,631)	1,885

	December 31, 2023 $	December 31, 2022 $
Deferred income tax assets included in other assets	258	6,620
Deferred income tax liabilities included in other long-term liabilities	(4,889)	(4,735)
Net deferred tax (liabilities) assets	(4,631)	1,885

The Company had tax losses in the United Kingdom (or UK) of $7.7 million as at December 31, 2023 (December 31, 2022 – $29.0 million) that are available indefinitely for offset against future taxable income in the UK. The Company had tax losses and estimated disallowed finance costs in Spain of 110.3 million Euros or approximately $121.8 million (December 31, 2022 – 110.3 million Euros or approximately $118.1 million) and 14.8 million Euros or approximately $16.4 million (December 31, 2022 – 14.8 million Euros or approximately $15.9 million), respectively, at December 31, 2023 of which the tax losses and the disallowed finance costs are available indefinitely for offset against future taxable income in Spain. In addition, the Company had estimated tax losses in Luxembourg of 177.4 million Euros or approximately $195.8 million as at December 31, 2023 (December 31, 2022 – 243.9 million Euros or approximately $261.1 million) that are available for offset against taxable future income in Luxembourg, either indefinitely for losses arising prior to 2017, or for 17 years for losses arising subsequent to 2016.
The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2010 through 2023 currently remain open to examination by the major tax jurisdictions to which the Company is subject.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
12.Related Party Transactions
a)The following table and related footnotes provide information about certain of the Company's related party transactions for the periods indicated:

	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Voyage revenues (i)(ii)	119,098	114,592	40,225
Vessel operating expenses (iii)	—	(181)	(7,011)
Time-charter hire expenses (iv)	—	(9,396)	(23,487)
General and administrative recoveries (expenses) (v)	—	92	(27,098)
Restructuring charges (vi)	—	(2,651)	(3,223)
Equity income (vii)	2,417	2,417	2,417
(i)In September 2018, the Company’s FSU, the Seapeak Bahrain, commenced its 21-year charter contract with the Bahrain LNG Joint Venture. Voyage revenues from the charter of the Seapeak Bahrain to the Bahrain LNG Joint Venture for the year ended December 31, 2023 amounted to $29.8 million ($29.0 million during 2022 and $30.1 million during 2021). In addition, the Company has an operation and maintenance contract with the Bahrain LNG Joint Venture relating to the LNG regasification terminal in Bahrain. Fees received in relation to the operation and maintenance contract from the Bahrain LNG Joint Venture for the year ended December 31, 2023 were $10.5 million ($10.9 million during 2022 and $10.1 million during 2021) and are included in voyage revenues in the Company's consolidated statements of income.
(ii)Commencing in January 2022, following the acquisition of the Teekay Subsidiaries (as described in Note 1), the Company provides ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters. In addition, the Company was reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. During the year ended December 31, 2023, the Company earned management fees and cost reimbursements pursuant to the related management agreements of $78.8 million (December 31, 2022 - $74.7 million), which amount is included in voyage revenues in the Company's consolidated statement of income.
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
(iv)From September 2018 to June 2022, the Company chartered the Seapeak Magellan LNG carrier from the MALT Joint Venture. The time-charter hire expenses charged for the years ended December 31, 2022 and 2021 were $9.4 million and $23.5 million, respectively.
(v)Prior to the Stonepeak Transaction, general and administrative expenses included administrative, advisory, business development, commercial and strategic consulting services charged by Teekay and reimbursements to Teekay and the Company's General Partner for costs incurred on the Company's behalf for the conduct of the Company's business. Following the Stonepeak Transaction for a period of approximately one year, Teekay and the Company agreed to provide to each other certain limited administrative services to complete the separation of the Company's administrative services from Teekay's shared services function.
(vi)During the years ended December 31, 2022 and 2021, the Company incurred restructuring charges of $2.7 million and $3.2 million, respectively, from Teekay related to severance costs resulting from the reorganization and realignment of employees supporting the Company as a result of the Stonepeak Transaction in January 2022 (see Note 18b).
(vii)During each of the years ended December 31, 2023, 2022 and 2021, the Company charged fees of $2.4 million to the Yamal LNG Joint Venture relating to the successful bid process for the construction and chartering of six ARC7 LNG carriers. The fees are reflected in equity income in the Company’s consolidated statements of income.

b)As at December 31, 2023 and 2022, non-interest-bearing advances to affiliates totaled $22.7 million and $8.0 million, respectively, and non-interest-bearing advances from affiliates totaled $7.3 million and $5.9 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under common control with the Company.
c)On December 19, 2022, the Company received an equity contribution of $129.3 million from Stonepeak as partial payment for common units issued on March 8, 2023. In February 2023, the Company received an equity contribution of $86.2 million from Stonepeak in connection with funding the first installment payments for two of the five 174,000-cubic meter M-type, Electronically Controlled, Gas Admission propulsion LNG carriers (or the Samsung LNG Carrier Newbuildings) the Company ordered in November 2022. On March 8, 2023, the Company issued 11,383,543 common units to Stonepeak based on total equity contributions received in December 2022 and February 2023 of $215.5 million (see Note 16).
d)For other transactions with the Company's equity-accounted joint ventures not disclosed above, please refer to Note 7.
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
As at December 31, 2023, the Company was committed to the following foreign currency forward contracts.

	Contract Amount in Foreign Currency	Average Contract Rate(i)	Fair Value / Carrying Amount of Asset (Liability) $	Expected Maturity 2024 $
British Pound Sterling	4,800	0.8026	109	5,981
Canadian Dollar	7,900	1.3477	112	5,862
			221	11,843
(i)Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company entered into cross currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 10), and pursuant to these swaps, the Company receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Company’s NOK-denominated bonds due in 2025 and 2026, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at December 31, 2023.

		Floating Rate Receivable
Principal Amount NOK	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (Years)
1,000,000	112,000	NIBOR	5.15%	5.74%	(7,147)	1.7
1,000,000	117,000	NIBOR	4.90%	6.37%	(11,899)	2.9
					(19,046)
Interest Rate Risk
The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on certain of its outstanding floating-rate debt.
As at December 31, 2023, the Company was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (Years)	Fixed Interest Rate (i)
U.S. Dollar-denominated interest rate swaps (ii)(iii)	SOFR	650,160	32,713	2.2	1.8%
U.S. Dollar-denominated interest rate swaps (ii)(iv)	SOFR	120,798	7,549	4.1	1.5%
U.S. Dollar-denominated interest rate swaps (v)(vi)(vii)	SOFR	107,725	15,164	2.1	3.0%
			55,426
(i)Excludes an additional amount consisting of the margins and the credit adjustment spreads the Company pays on its floating-rate term loans, which, as at December 31, 2023, ranged from 2.11% to 3.45%.
(ii)Principal amount reduces quarterly.
(iii)Two interest rate swaps are subject to mandatory early termination in September 2024 whereby the swaps will be settled based on their fair value at that time.
(iv)Forward-starting interest rate swaps with inception dates in April 2024.
(v)Principal amount reduces monthly.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
(vi)Forward-starting interest rate swaps with inception dates ranging from September 2025 to June 2026.
(vii)These interest rate swaps are subject to mandatory early termination in 2025 and 2026, whereby the swaps will be settled based on their fair value at that time.

As at December 31, 2023, the Company had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparty that are subject to the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Company’s consolidated balance sheets. As at December 31, 2023, these derivative instruments had an aggregate fair value asset of $55.4 million (December 31, 2022 – $51.4 million) and an aggregate fair value liability of $13.1 million (December 31, 2022 – $15.4 million). As at December 31, 2023, the Company had $3.0 million (December 31, 2022 – $5.2 million) on deposit as security for swap liabilities under certain master agreements. These deposits are presented in restricted cash – current and long-term on the Company’s consolidated balance sheets.
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
The following table presents the classification and fair value amounts of derivative instruments (none of which are designated as cash flow hedges), segregated by type of contract, on the Company’s consolidated balance sheets.

	Accounts receivable $	Current portion of derivative assets $	Derivative assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at December 31, 2023
Interest rate swap agreements	2,433	18,022	35,127	—	—	(156)
Foreign currency forward contracts	—	221	—	—	—	—
Cross currency swap agreements	480	4,154	—	—	—	(23,680)
	2,913	22,397	35,127	—	—	(23,836)
As at December 31, 2022
Interest rate swap agreements	1,166	16,091	33,789	—	(291)	—
Foreign currency forward contracts	—	398	—	—	—	—
Cross currency swap agreements	301	2,962	—	(87)	(14,299)	(8,655)
	1,467	19,451	33,789	(87)	(14,590)	(8,655)

Realized and unrealized gains (losses) relating to non-designated interest rate swap agreements and foreign currency forward contracts are recognized in earnings and reported in realized and unrealized gain on non-designated derivative instruments in the Company’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Company’s consolidated statements of income is as follows:

	Year Ended December 31,
	2023 $			2022 $			2021 $
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	20,227	3,403	23,630	(4,982)	70,252	65,270	(34,129)	42,652	8,523
Foreign currency forward contracts	540	(177)	363	—	398	398	—	—	—
	20,767	3,226	23,993	(4,982)	70,650	65,668	(34,129)	42,652	8,523

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
Realized and unrealized gains (losses) relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange (loss) gain in the Company’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Company's consolidated statements of income is as follows:

	Year Ended December 31,
	2023 $			2022 $			2021 $
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Cross currency swap agreements	(19,463)	466	(18,997)	(2,546)	(9,881)	(12,427)	(7,764)	4,705	(3,059)

For the periods indicated, the following table presents the gains or losses on interest rate swap agreements designated and qualifying as cash flow hedges and their impact on other comprehensive (loss) income (or OCI) (excluding such agreements in equity-accounted investments).

Year Ended December 31,
2023 $	2022 $	2021 $
Amount of Loss Reclassified from Accumulated OCI to Interest Expense	Amount of Loss Reclassified from Accumulated OCI to Interest Expense	Amount of Gain Recognized in OCI	Amount of Loss Reclassified from Accumulated OCI to Interest Expense
(1,242)	(2,453)	7,257	(3,304)
14.Commitments and Contingencies
a)During November 2022, the Company entered into contracts with Samsung Heavy Industries Co., Ltd. for the construction of five Samsung LNG Carrier Newbuildings that have a total fully built-up cost of $1.2 billion and are scheduled for delivery through 2027. As at December 31, 2023, costs incurred under these newbuilding contracts totaled $228.6 million and the estimated remaining costs to be incurred are $15.1 million (2024), $59.2 million (2025), $244.2 million (2026), and $640.0 million (2027). The Company intends to finance the remaining estimated costs with its existing liquidity and future operating cash flow, as well as long-term debt financing to be arranged for the vessels prior to their scheduled deliveries.
b)During August 2022, the Company's 50%-owned Exmar LPG Joint Venture entered into contracts with Hyundai Mipo Dockyard (or HMD) for the construction of two 45,000-cubic meter LPG-fueled LPG carriers for scheduled deliveries in 2024 and 2025, respectively. In March 2023, the Exmar LPG Joint Venture entered into contracts with HMD for the construction of two additional 45,000-cubic meter ammonia capable dual-fueled LPG carriers for scheduled deliveries in 2026. The Company's proportionate share of the total fully built-up cost is approximately $161.9 million. As at December 31, 2023, the Company's proportionate share of costs incurred under these newbuilding contracts totaled $34.4 million and the estimated remaining costs to be incurred are $37.3 million (2024), $41.2 million (2025) and $49.0 million (2026). The Exmar LPG Joint Venture intends to finance the remaining estimated costs with its existing liquidity and future operating cash flow, as well as long-term debt financing to be arranged for the vessels prior to their scheduled deliveries.
c)The Company has a 30% ownership interest in the Bahrain LNG Joint Venture which has an LNG receiving and regasification terminal in Bahrain as described in Note 7a(ii). As at December 31, 2023, the Company's proportionate share of the estimated remaining final construction installment on the LNG terminal is $11.3 million and is expected to be incurred in late-2024. The Bahrain LNG Joint Venture intends to finance the final construction installment through its existing undrawn financing, of which $7.2 million relates to the Company's proportionate share, its existing liquidity, and its future operating cash flow.
d)The Tangguh Joint Venture has submitted a Notice of Appeal against a tax audit related to its tax returns filed for the 2010 and subsequent fiscal years. The UK taxing authority has challenged the deductibility of certain transactions not directly related to a long funding lease to which the joint venture is a party and the Tangguh Joint Venture has recorded a provision of $1.6 million in 2017 (of which the Company's 70% share is $1.1 million) which is recorded in accrued liabilities in the Company’s consolidated balance sheets as at December 31, 2023 and 2022.

e)Tangguh Joint Venture Operating Leases

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
As at December 31, 2023, the Tangguh Joint Venture was a party to operating leases (or Head Leases) whereby it leases its two LNG carriers (or the Tangguh LNG Carriers) to a third-party company. The Tangguh Joint Venture then leases back the LNG carriers from the same third-party company (or the Subleases). Under the terms of these leases, the third-party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed and indemnified by the Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lease payments are increased or decreased under the Sublease to maintain the agreed after-tax margin. The UK corporate income tax rate increased from 19% to 25%, effective April 1, 2023. Consequently, the sublease payments the Company estimates that the Tangguh Joint Venture will pay in aggregate each year to lease the vessels back increased from $23.9 million to $27.5 million. The Tangguh Joint Venture’s carrying amounts of this estimated tax indemnification obligation as at December 31, 2023 and 2022 were $4.3 million and $4.7 million, respectively, and are included as part of other long-term liabilities in the consolidated balance sheets of the Company. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred and ends in 2033. Although there is no maximum potential amount of future payments, the Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Tangguh Joint Venture will be required to make termination payments to the third-party company sufficient to repay the third-party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20-year terms and are classified as operating leases. The Head Leases and the Subleases for the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.
As at December 31, 2023, the total estimated future minimum rental payments to be received and paid by the Tangguh Joint Venture related to the lease contracts are as follows:

Year	Head Lease Receipts (i) $	Sublease Payments (i) (ii) $
2024	21,242	27,462
2025	21,242	27,462
2026	21,242	27,462
2027	21,242	27,462
2028	22,280	28,800
Thereafter	4,362	5,655
Total	111,610	144,303
(i) The Head Leases are fixed-rate operating leases while the Subleases have a variable-rate component. As at December 31, 2023, the Company had received $398.8 million of aggregate Head Lease receipts (December 31, 2022 – $377.5 million) and had paid $360.3 million of aggregate Sublease payments (December 31, 2022 – $334.7 million). The portion of the Head Lease receipts that has not been recognized into earnings is deferred and amortized on a straight-line basis over the lease terms and, as at December 31, 2023, $3.8 million (December 31, 2022 – $3.7 million) and $10.7 million (December 31, 2022 – $14.4 million) of Head Leases receipts had been deferred and included in unearned revenue and other long-term liabilities, respectively, in the Company’s consolidated balance sheets.
(ii) The amount of payments related to the Subleases are updated annually to reflect any changes in the lease payments due to changes in tax law.
15.Supplemental Cash Flow Information
a)The following is a tabular reconciliation of the Company's cash, cash equivalents and restricted cash balances for the periods presented in the Company's consolidated statements of cash flows:

	December 31, 2023 $	December 31, 2022 $	December 31, 2021 $	December 31, 2020 $
Cash and cash equivalents	168,409	215,738	92,069	206,762
Restricted cash – current	2,910	42,376	11,888	8,358
Restricted cash – long-term	13,075	7,832	38,100	42,823
Total	184,394	265,946	142,057	257,943

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

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

b)The changes in operating assets and liabilities for years ended December 31, 2023, 2022 and 2021 are as follows:

	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Accounts receivable	19,402	(4,373)	(21,874)
Prepaid expenses and other current assets	6,467	7,193	(10,082)
Accounts payable	(2,229)	(3,952)	5,315
Accrued liabilities and other long-term liabilities	(5,653)	(10,223)	(15,912)
Unearned revenue and long-term unearned revenue	1,608	(2,355)	(14,419)
Advances to and from affiliates	(10,930)	(10,009)	4,567
Receipts from direct financing and sales-type leases	18,976	16,347	15,013
Expenditures for dry docking	(20,836)	(23,145)	(32,808)
Other operating assets and liabilities	(6,811)	(400)	(7,355)
Total	(6)	(30,917)	(77,555)

c)Cash interest paid (including realized losses on interest rate swaps) on long-term debt, advances from affiliates and obligations related to finance leases, net of amounts capitalized, during the years ended December 31, 2023, 2022 and 2021 totaled $186.9 million, $156.1 million and $175.7 million, respectively.
d)During the years ended December 31, 2023, 2022 and 2021, cash paid for taxes was $4.7 million, $2.2 million and $6.9 million, respectively.
16.Total Capital
As at December 31, 2023, the Company's capital structure comprised of three classes of Company units: common units, Series A Preferred Units and Series B Preferred Units. The Company's sole common unitholder is Stonepeak and its affiliates, and all of the Company's outstanding Series A Preferred Units and Series B Preferred Units are held by the public.
In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities and the liquidation amounts on the Series A Preferred Units and Series B Preferred Units will be distributed to the common unitholder as adjusted to reflect any gain or loss upon the sale or other disposition of the Company’s assets in liquidation in accordance with the Limited Liability Company Agreement.
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
b)The Company has the right to redeem the Series A Preferred Units at any time and will have the right to redeem the Series B Preferred Units on or after October 15, 2027, in whole or in part, for $25.00 per unit plus any accumulated and unpaid distributions.
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
e)In the event of liquidation of the Company, all property and all cash in excess of that required to discharge liabilities of the Company shall be distributed, subject to the issuance of any equity securities having a priority to the Series A and B Preferred Units, first to the Series A and B Preferred Unit holders until there has been distributed in respect of each Series A and B Preferred Unit then outstanding $25.00 plus any accumulated and unpaid distributions. Any remaining amounts are distributed to all Common unit holders.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
Preferred and Common Unit Distributions
The distributions payable on the Series A and Series B Preferred Units for the years ended December 31, 2023, 2022 and 2021 were $24.9 million, $25.6 million and $25.7 million, respectively.
On November 24, 2023, the Company paid a cash distribution of $0.5003 per common unit, totaling $50.0 million, to its sole common unit holder, Stonepeak.
Issuance of Common Units
In December 2022 and February 2023, the Company received equity contributions of $129.3 million and $86.2 million, respectively, from Stonepeak in connection with funding the first installment payments for the five Samsung LNG Carrier Newbuildings the Company ordered in November 2022 (see Note 14a). On March 8, 2023, the Company issued 11,383,543 common units to Stonepeak based on the total contributions received of $215.5 million (see Note 12c).
Preferred Unit Repurchases
In March 2022, the Company established a plan which authorized the repurchase of up to $30.0 million of its Series A and Series B Preferred Units. The following table summarizes the preferred units repurchases for the years ended December 31, 2023 and 2022.

	Year Ended December 31,
	2023		2022
	#	$	#	$
Series A Preferred Units	29,395	700	38,057	932
Series B Preferred Units	131,081	3,272	72,804	1,758
	160,476	3,972	110,861	2,690

As at December 31, 2023, the remaining dollar value of Series A and Series B Preferred Units that may be repurchased under the plan was $23.3 million.
17.Unit-Based Compensation
In June 2021, a total of 26,985 common units with an aggregate value of $0.4 million were granted to the non-management directors of the General Partner as part of their annual compensation for 2021. These common units were fully vested upon grant. The compensation to the non-management directors is included in general and administrative expenses on the Company’s consolidated statements of income.
During 2021, the Company granted 67,102 restricted units awards with a grant date fair value of $1.1 million to certain of the Company’s employees and to certain employees of Teekay’s subsidiaries who provided services to the Company, based on the Company’s closing common unit price on the grant date. Each restricted unit was equal in value to one of the Company's common units plus reinvested distributions from the grant date to the vesting date. The restricted units awards vested equally over three years from the grant date. Any portion of a restricted unit award that was not vested on the date of a recipient’s termination of service was canceled, unless their termination arose as a result of the recipient’s retirement, and in this case, the restricted unit award would continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards was paid to each recipient in the form of common units, net of withholding tax. During the year ended December 31, 2021, the Company recorded an expense of $2.0 million related to the restricted units and common units.
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
19.Gain (Write-Down) and Gain (Loss) on Sales of Vessels
The following table provides information on the Company's gain (write-down) and gain (loss) on sales of vessels for the years presented in these consolidated financial statements:

Segment	Asset Type	December 31, 2023 $	December 31, 2022 $	December 31, 2021 $
LNG (notes 6 and 19a)	LNG Carriers	35,807	(52,004)	—
NGL (note 19b)	Multi-gas Carriers	(7,816)	(2,393)	—
Gain (write-down) and gain (loss) on sales of vessels		27,991	(54,397)	—
a)In March 2022, the carrying values of two of the Company's LNG carriers, the Seapeak Arctic and the Seapeak Polar, were written down to their estimated fair values, using appraised values, as a result of changes in the Company's expectations of these vessels' future opportunities subsequent to the completion of their time-charter contracts in April 2022. The total impairment charge of $44.0 million for both vessels is included in gain (write-down) and gain (loss) on sales of vessels for the year ended December 31, 2022 in the Company's consolidated statement of income.
In December 2022, the Company recorded a further write-down on the Seapeak Arctic to its estimated sales value of $15.1 million based on its expected selling price as the vessel was being marketed for sale. The write-down of $8.0 million is included in gain (write-down) and gain (loss) on sales of vessels for the year ended December 31, 2022 in the Company's consolidated statement of income. As at December 31, 2022, the vessel was presented as held for sale in the Company's consolidated balance sheet. In February 2023, the Seapeak Arctic was sold for net proceeds of $14.9 million, resulting in a loss on sale of $1.0 million, which is included in gain (write-down) and gain (loss) on sales of vessels for the year ended December 31, 2023 in the Company's consolidated statement of income.
In March 2023, the carrying value of the Seapeak Polar was further written-down to its estimated fair value, based on the recent sale of a similar vessel, as a result of further changes in the Company's expectations of this vessel's future opportunities subsequent to the completion of its time-charter contract in May 2023. The impairment charge of $7.5 million is included in gain (write-down) and gain (loss) on sales of vessels for the year ended December 31, 2023 in the Company's consolidated statement of income. In June 2023, the Seapeak Polar was sold for net proceeds of $14.7 million, resulting in a gain on sale of $0.5 million, which is included in gain (write-down) and gain (loss) on sales of vessels for the year ended December 31, 2023 in the Company's consolidated statement of income.
b)In December 2023, the Company signed memorandum of agreements for the sales of the Seapeak Camilla, the Seapeak Cathinka and the Seapeak Napa multi-gas carriers for total net proceeds of $22.3 million and recorded a write-down of $3.6 million based on the expected net sales proceeds, which is included in gain (write-down) and gain (loss) on sales of vessels for the year ended December 31, 2023 in the Company's consolidated statement of income. As at December 31, 2023, the vessels were classified as held for sale in the Company's consolidated balance sheet. In February 2024, the Seapeak Napa was delivered to its buyer. In March 2024, the Seapeak Cathinka was delivered to its buyer. The Seapeak Camilla is expected to be delivered to its buyer in the second quarter of 2024 (see Note 21).
In December 2023, the carrying value of the Seapeak Pan multi-gas carrier was written down to its estimated fair value as a result of changes in the Company's expectations of the vessel's future opportunities. The estimated fair value was determined with reference to the selling price from the recent sales of similar vessels, feedback from recent selling efforts relating to the vessel, the condition of one of the vessels which is required to undergo a scheduled drydocking in the first quarter of 2024 and prevailing prices for the recycling of vessels. The impairment charge of $4.5 million for the vessel is included in gain (write-down) and gain (loss) on sales of vessels for the year ended December 31, 2023 in the Company's consolidated statement of income.
In November 2021, the Company signed a memorandum of agreement for the sale of the Sonoma Spirit multi-gas carrier. The vessel was delivered to its buyer in June 2022 for net proceeds of $10.0 million, resulting in a gain on sale of $0.2 million, which is included in gain (write-down) and gain (loss) on sales of vessels for the year ended December 31, 2022 in the Company's consolidated statement of income.
In November 2022, the Company signed memorandum of agreements for the sales of the Seapeak Unikum and the Seapeak Vision multi-gas carriers for total net proceeds of $48.0 million and recorded a write-down of $2.6 million based on the expected net sales proceeds, which is included in gain (write-down) and gain (loss) on sales of vessels for the year ended December 31, 2022 in the Company's consolidated statement of income. As at December 31, 2022, these vessels were classified as held for sale in the Company's consolidated balance sheet. The Seapeak Unikum was delivered to its buyer in March 2023 for net proceeds of $24.7 million, resulting in a gain on sale of $0.2 million, which is included in gain (write-down) and gain (loss) on sales of vessels for the year ended December 31, 2023 in the Company's consolidated statement of income. The Seapeak Vision was delivered to its buyer in April 2023 for net proceeds of $24.0 million, which approximated its net book value.
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

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
The Company financed the cash purchase price with existing cash and by borrowing $180.0 million under its revolving credit facility. As part of the acquisition, the Company assumed the existing financing obligations of Evergas, none of which matures until 2025. Evergas owns and operates two Very Large Ethane Carriers and eight Semi-Refrigerated/Multi-gas carriers that were built between 2015 and 2020. These vessels are employed on fixed-rate time-charter contracts to Ineos Group Limited that expire between 2027 and 2031. Evergas also in-charters six pressurized LPG carriers under bareboat charter contracts scheduled to end in 2024. The Company considers Evergas to be a natural complement to the Company’s Natural Gas Liquids segment.
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
The results of Evergas' operations have been included in the Company's consolidated statement of income since the December 29, 2022 date of acquisition with no material impact on the Company's revenues and earnings for the year ended December 31, 2022.
The following unaudited pro forma information assumes the acquisition of Evergas occurred January 1, 2021. The pro forma information includes the historical results of operations of Evergas as well as adjustments for interest expense that would have been incurred due to financing the acquisition and depreciation and amortization of the fair value adjustments associated with the acquired vessels, time-charters and finance lease arrangements. The unaudited pro forma information for the year ended December 31, 2022 excludes pre-acquisition transaction expenses of $4.9 million. The unaudited pro forma information presented below is for illustrative purposes only and does not reflect future events that may occur after December 31, 2022, or any operating efficiencies or inefficiencies that may result from the Evergas acquisition. Therefore, the information is not necessarily indicative of results that would have been achieved had the operations of Evergas been combined with the Company during the periods presented or the results that the Company will experience going forward.

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Revenues	757,140	734,091
Net income	246,657	272,557
21.Subsequent Events
a)On January 29, 2024, the Company refinanced one of its NGL carriers, the Ineos Inspiration, by acquiring it from its original Lessor for $34.7 million and then selling the carrier to another Lessor for $60.0 million and leasing it back for a period of 7 years. The Company has an option to repurchase the vessel at the end of the lease term for $33.2 million.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
b)On February 12, 2024, the Company gave notice to exercise its repurchase options to acquire two of its NGL carriers, the Ineos Intuition and the Ineos Invention, for a total cost of $75.2 million. The Company expects to complete the repurchases in August 2024.
c)On February 13, 2024, the Company sold and delivered its wholly-owned NGL carrier, the Seapeak Napa, to its buyer for net proceeds of $9.9 million.
On March 12, 2024, the Company sold and delivered its wholly-owned NGL carrier, the Seapeak Cathinka, to its buyer for net proceeds of $6.2 million.
In November 2023, the Company signed a memorandum of agreement for the sale of its wholly-owned NGL carrier, the Seapeak Camilla. The vessel is expected to be delivered to its buyer in the second quarter of 2024. The vessel was classified as held for sale at its net book value of $6.2 million on the Company's consolidated balance sheet as at December 31, 2023.
d)On March 1, 2024, the Company's 50%-owned Exmar LPG Joint Venture entered into contracts with HMD for the construction of two 45,000-cubic meter LPG carriers with scheduled deliveries in late-2026. The Company has a 50% economic ownership interest in these LPG carriers and its proportionate share of the total fully built-up cost is approximately $90.2 million.
e)On March 15, 2024, the Company refinanced one of its NGL carriers, the Ineos Independence, by acquiring it from its original Lessor for $36.9 million and then selling the carrier to another Lessor for $60.0 million and leasing it back for a period of 8.3 years. The Company has an option to repurchase the vessel at the end of the lease term for $24.0 million.