Form 20-F
period 2024-12-31
Seapeak LLC
filed 2025-03-14
CIK 1308106

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________________________
FORM 20-F
  _______________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
•our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter or whose charter contract is expiring in 2025 and 2026;
•our expectations regarding the expected delivery dates for newbuilding vessels;
•expected employment of vessels;
•the impact of the Russia-Ukraine war, the Israel-Hamas war, and the disruptions in the Red Sea on the economy, our industry and our business, including as the result of sanctions on Russian companies and individuals and any retaliatory measures by Russia or other countries in response;
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
•our expectations regarding the performance of the receiving and regasification terminal in Bahrain owned by Bahrain LNG W.L.L., a joint venture owned by us (30%), the Bahrain Petroleum Company (or BAPCO) (30%), Gulf Investment Corporation (24%) and Samsung C&T (16%) (or the Bahrain LNG Joint Venture);
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

•Growing trade protectionism may adversely impact our operations and financial condition.
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
•Sanctions against participants in the Yamal LNG Project could impede the performance of the project.
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
•Scrutiny and expectations with respect to ESG policies and practices may impose additional costs on us or expose us to additional risks.
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
•Use of artificial intelligence presents risks and challenges that could impact our business.

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
•Our preferred units represent perpetual equity interests in us.
•Our Series A Preferred Units are redeemable at our option, and our Series B Preferred Units will become redeemable at our option.

Tax Risks

•U.S. tax authorities could treat us as a “passive foreign investment company” (or PFIC) which could have adverse U.S. federal income tax consequences to U.S. holders.
•We may be subject to changes in tax legislation, which could impact our liquidity position.
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

In addition, continuation of the Russia-Ukraine war may significantly impact global economic activity (including the demand for LNG and NGL, and associated shipping rates, which may in turn negatively affect our vessels) and may disrupt, delay or lead to cancellations of the construction of new LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which could negatively affect our business, results of operations and financial condition. Beginning in February 2025, the United States has initiated discussion with Russia aimed at ending the Russia-Ukraine war. Separately, although the Hamas-Israel war so far has not had an impact on us, escalation or expansion of hostilities of such crisis, interventions by other groups or nations, the impositions of economic sanctions, further disruption of shipping trade routes, or similar outcomes, could affect the price of natural gas, demand for LNG and NGL shipping, and adversely affect our business, results of operations and financial condition. There is also a current ceasefire in place for the Hamas-Israel war.

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

LNG shipping spot rates surged in 2022 mainly driven by European LNG imports as Europe switched towards LNG in efforts to end its reliance on Russian gas. However, LNG shipping spot rates softened in 2024 due to high inventory storage levels, primarily in Europe, a relatively mild winter and an increase in nuclear and renewable power sources in Asia. If LNG shipping spot rates continue to soften or further decline in 2025 and beyond, this may adversely impact our business, financial condition and results of operations.
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
Terrorist attacks, current or future conflicts in Ukraine, the Middle East and elsewhere, and political change, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. The Russia-Ukraine war, continuing or escalating conflicts in the Middle East, and the presence of the United States and other armed forces in regions of conflict, may lead to further hostilities, world economic instability, uncertainty in global financial markets, disruption of LNG and NGL production and distribution, and may adversely affect demand for our services. In addition, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Uncertainty in global financial markets could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

The sanctions imposed by the United States, European Union (or EU) nations, United Kingdom (or UK) and other countries against Russia include, among others, bans on new investments in Russia, bans on transshipping LNG within the EU if the end-destination is outside of the EU, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The United States, EU nations, UK and other countries could impose wider sanctions and take other actions should the conflict further escalate. Given Russia’s role as a major exporter of natural gas, any further sanctions imposed or actions taken by the United States, EU nations, UK or other countries, and any retaliatory measures by Russia in response, such as restrictions on LNG or NGL shipments from Russia, could lead to increased volatility in the price of and/or demand for natural gas and could adversely affect our charterers and result in the suspension or early termination of our time-charter contracts, either of which could have a material adverse impact on our business, results of operations and financial condition. In addition, it is possible that third parties with which we have charter contracts or business arrangements may be impacted by events in Russia and Ukraine, which could adversely affect our operations and financial condition.

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

Public health threats, including pandemics, epidemics and other public health crises, could adversely affect our operations, the operations of our customers or suppliers and the global economy. In response to a public health threat, countries, ports, terminals and organizations, including those where we conduct a large part of our operations, may implement measures to combat the outbreak, such as quarantines and travel restrictions. Such measures may cause severe trade disruptions and result in a significant decline in global demand for natural gas. Any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. The extent to which any pandemic, epidemic or any other public health crisis may impact our business, results of operations and financial condition, including possible impairments, will depend on future developments, which are uncertain and cannot be predicted.
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

In addition, tariffs, trade embargoes, and other barriers to trade, asset freezes and other economic sanctions by the United States or other countries against countries in which we operate, or to which we trade, or to which we or any of our customers, joint venture partners or business partners become subject, may harm our business. For example, general trade tensions between the United States and China escalated in 2018 and continued through much of 2019, with the United States imposing a series of tariffs on China and China responding by imposing tariffs on United States products. Although during the last quarter of 2019, the United States and China negotiated an agreement to reduce trade tensions which became effective in February 2020, our business could be harmed by increasing trade protectionism or trade tensions between the United States and China, as well as any trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities, or diplomatic or political pressures that limit trading activities with those countries. In addition, sanctions imposed on certain Russian companies and individuals starting in 2014 based on Russia's involvement in divesting control by Ukraine of the Crimea region and sanctions announced in response to the Russia-Ukraine war may also adversely impact our business, given Russia’s role as a major global exporter of natural gas. Further, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results. Please see below relating to our two vessels chartered out to YLNG in “Item 3 – Risk Factors: We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel, or any adjustment to our charter contracts could result in a significant loss of revenues and cash flow.”
Growing trade protectionism may adversely impact our operations and financial condition.
Our international operations expose us to the risk of potential trade protectionism. Most notably, government leaders of various countries have declared that they may implement trade barriers to, amongst other things, protect their domestic industries against competition from foreign companies and foreign imports. For example, in early 2025 the U.S. government has issued statements and implemented actions, including tariffs, that may impact international trade policies amongst the U.S., China, Canada, Mexico and other countries. Additionally, ongoing U.S. trade tensions with China may escalate beyond tariffs due to the proposed imposition by the U.S. government of significant fees on both Chinese-built and non-Chinese built vessels that enter U.S. ports. Such trade restrictions, including in the form of tariffs and port fees, could have a major impact on global trade and demand for shipping. Specifically, increasing trade barriers and protectionism in the markets that our vessels and charterers operate in may cause an increase in (i) the cost of goods from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery (due to proposed port fees and other trade costs) and (iv) the risks associated with cancelling exporting goods, and therefore cancelling shipments. These factors may result in a decrease in the quantity of cargoes shipped, which may in turn result in a decrease in a demand for our services. Any of these developments could have a material adverse effect on our business, results of operations and financial condition.
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
Our ability to charter or recharter our LNG and NGL carriers upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters depend upon, among other things, the then current states of the LNG and NGL carrier markets. As of December 31, 2024, in our LNG and NGL operating fleets, we had two and one vessels, respectively, that were uncontracted or trading in the spot market; four and 12 vessels, respectively, with charters scheduled to expire in 2025, excluding extension options; and six and four vessels, respectively, with charters scheduled to expire in 2026, excluding extension options. If charter rates are low when existing time charters expire, we may be required to recharter our vessels at reduced rates or even possibly at a rate whereby we incur a loss, which would harm our results of operations. Alternatively, we may determine to leave such vessels off-charter, which would also harm our results of operations. The size of the current orderbooks for LNG carriers and NGL carriers is expected to result in the increase in the size of the world LNG and NGL fleets over the next few years. An over-supply of vessel capacity, combined with stability or any decline in the demand for LNG or NGL carriers, may result in a reduction of charter hire rates.
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

Two of the six MALT LNG Carriers in our 52%-owned MALT Joint Venture, the Seapeak Marib and Seapeak Arwa, were chartered-out to Yemen LNG under long-term charter contracts with YLNG. However, due to the political unrest in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the MALT Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments was deferred. Subsequently, YLNG approved the sub-chartering of the Seapeak Marib and the Seapeak Arwa by the MALT Joint Venture. The current second suspension agreement is set to expire within late March to early April 2025, upon which it is expected that the MALT Joint Venture may enter into a third suspension agreement with YLNG (or the Third Suspension Agreement) pursuant to which the MALT Joint Venture and YLNG may further suspend the charter contracts of the Seapeak Marib and the Seapeak Arwa.

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
We make substantial capital expenditures to maintain and expand our fleet or business, including capital expenditures associated with drydocking vessels, modifying existing vessels, and acquiring secondhand or newbuilding vessels. We currently have on order nine LPG carrier newbuilding vessels that are scheduled for deliveries in 2025 (two vessels) and 2026 (seven vessels) through our 50/50 NGL-related joint venture with Exmar NV (or Exmar) (or the Exmar LPG Joint Venture). In addition, we have five LNG carrier newbuilding vessels that are scheduled for deliveries during 2027. If we bid on and are awarded contracts relating to any LNG and NGL project, we will incur significant additional capital expenditures to build the related LNG and NGL carriers. Obligations of us and our joint ventures to pay committed expenditures are not conditional upon our or their ability to obtain financing for such expenditures.

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
As at December 31, 2024, our consolidated debt and obligations related to our credit facilities and finance leases totaled $2.8 billion and we had the capacity to borrow an additional $185.0 million under our revolving credit facility. This facility may be used by us for general corporate purposes. If we obtain debt financing for future newbuilding orders or we are awarded contracts for new LNG or NGL newbuild projects, our consolidated debt and obligations will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

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
Our NGL carriers that operate in the NGL spot market are owned or chartered-in by the Exmar LPG Joint Venture that owns and charters-in NGL carriers with a primary focus on the mid-size NGL carrier segment. The charters in the spot market operate for short durations and are priced on a current, or “spot,” market rate. The NGL spot market is volatile and fluctuates based upon the many conditions and events that affect the price, production and transport of NGL, including, among others, competition from alternative energy sources and negative global or regional economic or political conditions. Any adverse changes in the NGL markets may impact our ability to enter into economically beneficial charters when our NGL carriers complete their existing short-term charters in the NGL spot market, which may reduce vessel earnings and impact our operating results.
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
During 2022, we recognized total write-downs of vessels of $54.0 million and a $86.9 million write-down on our investment in our MALT Joint Venture. During 2023, we recognized total write-downs of vessels of $15.5 million. During 2024, we recognized total write-downs of certain LNG vessels of $387.1 million. For information about these write-downs, please read "Item 5 – Operating and Financial Review and Prospects: Management's Discussion and Analysis of Financial Condition and Results of Operations – Year Ended December 31, 2024 versus Year Ended December 31, 2023", "Item 18 – Financial Statements: Note 7 – Equity-Accounted Joint Ventures", and "Item 18 – Financial Statements: Note 18 – (Write-down) Gain and Gain (Loss) on Sales of Vessels."
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
We have invested and are investing in vessel technology upgrades such as M-type, Electronically Controlled, Gas Injection (or MEGI) engines, M-type, Electronically Controlled, Gas Admission (or MEGA) engines, eXpanded Diesel Fuel (or XDF), ammonia-fueled engines via our Exmar LPG Joint Venture, and other equipment and designs, including, among other things, to improve fuel efficiency, vessel performance and emissions reductions. These new engine designs and other equipment may not perform to expectations during actual operations, which may result in our exposure to performance claims based on failure to achieve specified performance requirements included in certain charter party agreements. As a result, our business, results of operations and financial condition could be harmed.
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

In October 2024, we acquired a 100% interest in a 2021-built, 174,000-cubic meter dual-fueled LNG carrier, the Marvel Swan.

In December 2022, we acquired Greenship Gas Trust, Greenship Gas Manager Pte. Ltd. and their subsidiaries (collectively Evergas), which currently owns and operates a fleet of 10 NGL vessels (previously 16 NGL vessels including six in-chartered vessels at the time of the acquisition which we redelivered to their owners in December 2024) and owns a 50% interest in the Dan-Unity CO2 joint venture (or Dan-Unity JV).

Our acquisitions of the Marvel Swan or Evergas, along with any other acquisitions by us of a vessel or business, may not be profitable to us at or after the time we acquire them and may not generate cash flow sufficient to justify our investment. In addition, acquisitions may expose us to risks that may harm our business, financial condition and operating results, including risks that we may:

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

The Russia-Ukraine war has resulted in further economic sanctions issued by the United States, the EU, the United Kingdom and other jurisdictions relating to the banning of transactions with numerous Russian financial institutions, a ban on the transportation of certain types of Russian cargo including crude oil, a ban on new investments in Russia, and numerous other trade restrictions. While uncertainty remains regarding the global impact of the ongoing conflict in Ukraine, it is possible that such tensions and future sanctions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts or other business arrangements may be impacted by events in Russia and Ukraine, which could adversely affect our operations. The ongoing conflict between Russia and Ukraine may result in the imposition of further economic sanctions in addition to the ones already announced by the United States, Europe, UK and other countries, which could adversely affect our charterers and result in the suspension or early termination of our time charter contracts with the Yamal LNG Project, which could harm our business, results of operations and financial condition.

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

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to the Euro and Norwegian Krone (or NOK) also result in fluctuations in our reported revenues and earnings. In addition, under U.S. accounting guidelines, all non-U.S Dollar-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, advances from affiliates and long-term debt, are revalued and reported based on the prevailing exchange rate at the end of the period. This revaluation historically has caused us to report significant unrealized foreign currency exchange gains or losses each period. The primary source for these gains and losses is our NOK-denominated bonds.
Exposure to interest rate fluctuations will result in fluctuations in our cash flows and operating results.
We are exposed to the impact of interest rate changes primarily through our variable-rate borrowings and finance lease obligations that require us to make interest payments based on the Secured Overnight Finance Rate (or SOFR) or the Norwegian Interbank Offered Rate (or NIBOR). Significant increases in interest rates could adversely affect our profit margins, results of operations and our ability to service our financing agreements. In accordance with our risk management policy, we use interest rate swaps on certain of our debt and cross currency swaps on our NOK bonds to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt. However, any hedging activities entered into by us may not be effective in fully mitigating our interest rate risk from our variable rate obligations.

In addition, we are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. For further information about our financial instruments at December 31, 2024, that are sensitive to changes in interest rates, please read "Item 11 – Quantitative and Qualitative Disclosures About Market Risk."
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could harm our business and the trading price of our preferred units.
Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing we conduct in connection with Section 404 of the Sarbanes-Oxley Act of 2002 may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Ineffective internal controls could also cause us to incur additional costs to improve our internal control and disclosure control systems and procedures, which could harm our business and have a negative effect on the trading price of our securities. Financial information filed with the SEC or otherwise made public that is inaccurate as a result of ineffective internal controls could also result in third party claims, which could be costly to defend and have a negative impact on our business and financial condition.
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
Scrutiny and expectations from certain investors, lenders, customers and other market participants with respect to ESG policies and practices may impose additional costs on us or expose us to additional risks.
Certain investor advocacy groups, institutional investors, investment funds, lenders and other market participants remain focused on ESG practices and place significant importance on the implications and social cost of their investments. This increased focus and activism related to ESG and similar matters may hinder access to capital, as these investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with ESG expectations and standards by these investors, lenders or other industry shareholders may lack support of such third parties.

We may face increasing pressures from such third parties and others, which are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may determine it is appropriate to implement more stringent ESG procedures or standards so that interested existing and future investors and our lenders remain invested in us and make further investments in us, or in order for customers to consider conducting future business with us, especially given our business of transporting LNG and NGL. In addition, it is likely we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
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

We may be required to spend significant capital and other resources to further protect us, our information systems and our assets against threats of security breaches, computer viruses and cyberattacks, or to alleviate or resolve problems caused by such matters. Security breaches, viruses and cyberattacks could also harm our reputation and expose us to claims, litigation and other possible liabilities. Any inability to prevent or mitigate the impact of security breaches (including the inability of our third-party vendors, suppliers or counterparties to prevent security breaches) could also cause our customers to lose confidence in our information systems and harm our reputation, cause losses to us or our customers, damage our brand, and increase our costs.
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

Use of artificial intelligence presents risks and challenges that could impact our business.

The use of artificial intelligence (or AI) presents risks and challenges that could adversely affect our business. Although we are evaluating AI solutions, we currently have not implemented AI applications or tools that we expect would have any material effect on our business. As a result, our business may be less efficiently operated than our competitors’ businesses to the extent they are using AI applications or tools, which competitive disadvantage could have a material adverse effect on our business. In addition, our customers, vendors and charter counterparties may incorporate AI applications and tools into their operations without disclosing this to us, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards with respect to security, privacy, and data protection. If we or our customers, vendors or charter counterparties experience a privacy or security incident because of the use of AI, we could lose confidential information or our information technology systems could otherwise be compromised, which could result in our being subject to legal action.
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

One of the factors that will influence the trading price of our preferred units will be the distribution yield on the preferred units relative to market interest rates. In response to high levels of inflation, interest rates rose globally in 2022 and 2023, before moderating. An increase in market interest rates may lead prospective purchasers of our preferred units to expect higher distribution yields, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distributions. Accordingly, higher market interest rates could cause the market price of our preferred units to decrease.

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

We may, at our option, redeem all or, from time to time, part of the Series A Preferred Units at any time, and the Series B Preferred Units on or after October 15, 2027. The preferred units have no maturity or mandatory redemption date and are not redeemable at the option of the preferred unitholders under any circumstances. If we redeem such preferred units, redeemed unitholders will be entitled to receive a redemption price equal to $25.00 per unit plus accumulated and unpaid distributions to the date of redemption. In addition, we may choose to repurchase Series A Preferred Units and Series B Preferred Units in the open market or in privately-negotiated transactions from time to time. Please refer to and read “Item 16E – Purchases of Units by the Issuer and Affiliated Purchasers” for details of our current repurchase plan. Any reduction in the number of outstanding Series A or Series B Preferred Units could adversely affect the liquidity or market value of, or the market for, the preferred units and of such series.

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

There are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries' time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for the 2025 taxable year or any future taxable year if there were to be changes in our and our look-through subsidiaries' assets, income or operations.

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
We may be subject to changes in tax legislation, which could impact our liquidity position.
We or our subsidiaries (including those owned in our joint ventures) are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which may adversely impact our liquidity position. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions, including in certain cases estimates, on matters that are not entirely free from doubt and for which we may not have received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing our cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on us or our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, with respect to our taxable year ended in 2024, we believe that we do not satisfy the requirements of the exemption from U.S. taxation under Section 883 of the Code and therefore our gross U.S. source income is subject to a 4% U.S. federal income tax under Section 887 of the Code (as discussed below under “Item 4E – Taxation of the Company”). The amount of such tax will depend upon the amount of income we earn from voyages into or out of the United States, which is not within our complete control. In addition, we and some of our subsidiaries may rely on an exemption under subsection 250(6) of the Income Tax Act (Canada) (or the Canada Tax Act) for (i) corporations whose principal business is international shipping and that derive all or substantially all of their revenue from international shipping, and (ii) corporations that hold eligible interests in such corporations or other eligible entities. The exemption deems the qualifying corporations not to be resident in Canada for Canadian income tax purposes. If a corporation that would, but for the subsection 250(6) exemption, be resident in Canada is unable to satisfy the requirements of the subsection 250(6) exemption, that corporation would be subject to Canadian income tax on its world-wide income and dividend distributions to the corporation’s shareholders who are non-residents of Canada would generally be subject to Canadian withholding tax.

Additionally, tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. For example, various governments and organizations such as the EU and Organization for Economic Co-operation and Development (or the OECD) are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational enterprises with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. Legislatures of certain member states within the EU, as well as legislatures of multiple countries outside of the EU, in which we (or one of our “constituent entities,” as determined consistent with the Pillar Two framework) do business have drafted or enacted legislation to implement the OECD’s minimum tax proposal. If we are in the scope of OECD’s Pillar Two rules, including due to our inability to satisfy the requirements of the international shipping exemption, these changes could result in additional tax imposed on us or our subsidiaries, further impacting our liquidity position. The application of the Pillar Two rules continues to evolve and its impact on us remains uncertain. We continue to evaluate the impact of these rules and assess whether to take any available mitigating actions to reduce the potential impact under the current Pillar Two rules.

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

As of December 31, 2024, our fleet, excluding newbuildings, consisted of 45 LNG carriers (including 24 LNG carriers that are accounted for under the equity method) and 28 NGL carriers (including the 18 carriers that are accounted for under the equity method). In addition, as at December 31, 2024, we had one LNG receiving and regasification terminal in Bahrain, in which we have a 30% ownership interest. Our equity-accounted LNG carriers include (i) six LNG carriers (or the MALT LNG Carriers) relating to our 52% ownership interest in the MALT Joint Venture, (ii) four LNG carriers (or the RasGas III LNG Carriers) relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation in which we have a 40% ownership interest, (iii) four LNG carriers relating to the Angola Project (or the Angola LNG Carriers) in our joint venture with Mitsui & Co., Ltd. and NYK Energy Transport (Atlantic) Ltd. (or the Angola Joint Venture) in which we have a 33% ownership interest, (iv) four LNG carriers (or the Pan Union LNG Carriers), in which we have interests ranging from 20% to 30%, relating to our joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd, and (v) six ARC7 LNG carriers relating to the Yamal LNG Joint Venture. As of December 31, 2024, our 18 equity-accounted NGL carriers (or the Exmar LPG Carriers) relate to our Exmar LPG Joint Venture. As at December 31, 2024, we had five LNG carrier newbuildings scheduled for delivery throughout 2027, and 12 NGL carrier newbuildings (including six in-chartered NGL carrier newbuildings) within the Exmar LPG Joint Venture scheduled for delivery between 2025 and 2027.

Our fleets of LNG and NGL carriers (excluding newbuildings but including equity-accounted vessels) currently have approximately 7.6 million and 1.1 million cubic meters of total capacity, respectively.

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

On December 29, 2022, we acquired Evergas and its fleet of 16 NGL vessels (including six in-chartered NGL carriers) in an all-cash transaction plus the assumption of indebtedness. Evergas owns and operates two Very Large Ethane Carriers and eight Multi-gas/LPG carriers, all of which are on fixed-rate time-charters to Ineos Group Limited. In December 2024, the bareboat leases of the six in-chartered NGL carriers matured and the vessels were redelivered to their owners. In addition, Evergas holds a 50% interest in the Dan-Unity JV with the remaining 50% held by Ultragas ApS, which is exploring potential CO2 carrier growth opportunities. Please read "Item 18 – Financial Statements: Note 19 – Acquisition of Evergas" for additional information about this transaction.

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

Our vessels and our LNG regasification terminal in Bahrain primarily operate under fixed-rate contracts with major energy and utility companies. As of December 31, 2024, the average remaining term for these contracts was approximately eight years for our LNG carriers and 14 years for our regasification terminal and approximately two years for our NGL carriers, subject, in certain circumstances, to termination or vessel purchase rights.

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

Our fleet uses two of the Gaz Transport and Technigaz (or GTT) membrane containment systems. The GTT membrane systems are used in the majority of LNG tankers now being constructed. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2024, our LNG carriers, including equity-accounted vessels, had an average age of approximately 10 years, compared to the world LNG carrier fleet average age of approximately 11 years. In addition, as at that date, according to Clarksons' World Fleet Monitor report published in January 2025, there were approximately 806 vessels in the world LNG fleet and approximately 351 additional LNG carriers under construction or on order, inclusive of floating storage units and floating storage regasification units.

The following table provides additional information about the LNG carriers in our operating fleet as of December 31, 2024.

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
	(cubic meters)
Operating LNG carriers:
Consolidated
Seapeak Hispania	137,814	2002	100%	Time-charter	H-Line Shipping Co., Ltd.	Jan. 2025(2)
Seapeak Catalunya	135,423	2003	100%	Time-charter	Excelerate Gas Marketing LP.	Feb. 2025(2)
Seapeak Galicia	137,814	2004	100%	Time-charter	LNG Shipping S.P.A.(3)	Jul. 2029(4)
Seapeak Madrid	135,423	2004	100%	Uncontracted	—	—
Al Marrouna	149,539	2006	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Oct. 2026(5)
Al Areesh	148,786	2007	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jan. 2027(5)
Al Daayen	148,853	2007	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Feb. 2027(5)
Tangguh Hiri	151,885	2008	70%	Time-charter	The Tangguh Production Sharing Contractors	Dec. 2028
Tangguh Sago	155,000	2009	70%	Time-charter	The Tangguh Production Sharing Contractors	May. 2029
Seapeak Creole	173,400	2016	100% – Finance lease(6)	Time-charter	China Petroleum & Chemical Corporation	Feb. 2046
Seapeak Oak	173,400	2016	100% – Finance lease(6)	Time-charter	ENN LNG (Singapore) Pte. Ltd	Jun. 2032(7)
Macoma	173,400	2017	100% – Finance lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Oct. 2026(8)
Murex	173,400	2017	100% – Finance lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Oct. 2027(8)
Seapeak Vancouver	173,400	2017	100% – Finance lease(6)	Time-charter	Petroleo Brasileiro S.A.	Mar. 2025(18)
Magdala	173,400	2018	100% – Finance lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Jan. 2026
Myrina	173,400	2018	100% – Finance lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	May. 2027(8)
Megara	173,400	2018	100% – Finance lease(6)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Jul. 2026(9)
Seapeak Bahrain	173,400	2018	100%	Time-charter	Bahrain LNG W.L.L.	Feb. 2039
Seapeak Glasgow	174,000	2018	100%	Time-charter	BP Gas Marketing Limited	Dec. 2025(10)
Seapeak Yamal	174,000	2019	100% – Finance lease(6)	Time-charter	Yamal Trade PTE. Ltd	Jan. 2034(11)

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
	(cubic meters)
Marvel Swan	174,000	2021	100%(17)	Time-charter	Mitsui & Co., Ltd.	Apr. 2030(12)
Equity-Accounted
Seapeak Marib	165,500	2008	52%	Time-charter	Yemen LNG Company Limited(13)	Mar. 2029(14)
Seapeak Arwa	165,500	2008	52%	Time-charter	Yemen LNG Company Limited(13)	Apr. 2029(14)
Al Huwaila	214,176	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	May. 2033(11)
Al Shamal	213,536	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	May. 2033(11)
Al Kharsaah	214,198	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jun. 2033(11)
Al Khuwair	213,101	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jul. 2033(11)
Seapeak Methane	165,500	2008	52%	Uncontracted	—	—
Woodside Donaldson	165,500	2009	52%	Time-charter	Pluto LNG Party Limited	Jun. 2026(15)
Seapeak Magellan	165,700	2009	52%	Time-charter	TotalEnergies Gas & Power Limited	Apr. 2026
Seapeak Meridian	165,700	2010	52%	Time-charter	Total E&P Norge AS	Nov. 2030(14)
Soyo	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Aug. 2031(11)
Malanje	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Sep. 2031(11)
Lobito	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Oct. 2031(11)
Cubal	160,400	2012	33%	Time-charter	Angola LNG Supply Services LLC	Jan. 2032(11)
Pan Asia	174,000	2017	30%	Time-charter	Methane Services Limited	Oct. 2037(16)
Pan Americas	174,000	2018	30%	Time-charter	Methane Services Limited	Jan. 2038(16)
Pan Europe	174,000	2018	20%	Time-charter	Methane Services Limited	Jul. 2038(16)
Eduard Toll	172,410	2018	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(11)
Rudolf Samoylovich	172,410	2018	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(11)
Pan Africa	174,000	2019	20%	Time-charter	Methane Services Limited	Jan. 2039(16)
Nikolay Yevgenov	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(11)
Vladimir Voronin	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(11)
Georgiy Ushakov	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(11)
Yakov Gakkel	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(11)
	7,603,608
(1)Each of our time-charters are subject to certain termination and purchase provisions.

(2)Following completion of the time-charter, the vessel is currently uncontracted.
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
(8)The charterer has three remaining options to extend the term for an additional three years each.
(9)The charterer has four remaining options to extend the term for an additional three years each.
(10)In February 2025, the charterer exercised its option to terminate the charter contract with effect in December 2025. Had the charterer not exercised its termination option, the charter contract had a potential charter period of up to December 2031.
(11)The charterer has two options to extend the term for an additional five years each.
(12)The charterer has two options to extend the term for an additional one year each.
(13)The charter contracts for the Seapeak Marib and the Seapeak Arwa with YLNG are currently suspended until late March to early April 2025, upon which it is expected that the MALT Joint Venture may enter into a Third Suspension Agreement with YLNG pursuant to which the MALT Joint Venture and YLNG may further suspend the charter contracts of the Seapeak Marib and the Seapeak Arwa. As of December 31, 2024, the Seapeak Marib and the Seapeak Arwa are on time-charter contracts with TotalEnergies Gas & Power Limited until June 2025 and May 2025, respectively.
(14)The charterer has three options to extend the term for one, five and five additional years, respectively.
(15)The charterer has four options to extend the term for an additional five years each.
(16)The charterer has five options to extend the term for an additional two years.
(17)In January 2025, we entered into a new finance lease arrangement and have an option to repurchase the vessel in July 2032 for a fixed price.
(18)Following completion of the time-charter, the vessel has entered into two new short-term time-charter contracts.

The following table provides information about our LNG carrier newbuildings as of December 31, 2024. Charters for these vessels typically commence upon delivery of the vessels.

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

For our consolidated voyage revenues from LNG customers that each accounted for more than 10% of our consolidated voyage revenues, please read “Item 18 – Financial Statements: Note 4 – Segment Reporting." The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.
Charter Expirations
We have 12 LNG carriers that are either traded in the spot market or are subject to time-charter contracts that are scheduled to expire between January 2025 and December 2026 (excluding extension options).

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
Other Assets
We have a 30% ownership interest in an LNG receiving and regasification terminal in Bahrain. In addition, we provide the operation and maintenance services to the Bahrain terminal. The Bahrain LNG Joint Venture completed the mechanical construction and commissioning of the Bahrain terminal in late-2019 and began receiving terminal use payments in early-2020 under its agreement with BAPCO Energies, which ends in February 2039.
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

As of December 31, 2024, our NGL carriers (including equity-accounted vessels) had an average age of approximately nine years, compared to the world NGL carrier fleet average age of approximately 16 years. As of that date, according to Clarksons' World Fleet Monitor report published in January 2025, the worldwide NGL tanker fleet consisted of approximately 1,682 vessels and approximately 299 additional NGL vessels were on order for delivery through 2029. NGL carriers range in size from approximately 100 to approximately 150,000 cubic meters. Approximately 35% of the vessels in the worldwide fleet are less than 5,000 cubic meters in size.

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

The following table provides information about our NGL carriers in our operating fleet as of December 31, 2024.

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter
	(cubic meters)
Operating NGL carriers:
Consolidated
Ineos Dolphin	85,000	2020	100% – Finance lease(3)	Time-charter	Ineos Europe AG	Aug. 2029
Ineos Marlin	85,000	2019	100% – Finance lease(3)	Time-charter	Ineos Europe AG	Apr. 2029
Ineos Insight	27,500	2015	100% – Finance lease(3)	Time-charter	Ineos Europe AG	Sep. 2030
Ineos Ingenuity	27,500	2015	100% – Finance lease(3)	Time-charter	Ineos Europe AG	Sep. 2030
Ineos Intrepid	27,500	2015	100% – Finance lease(3)	Time-charter	Ineos Europe AG	Nov. 2030
Ineos Inspiration	27,500	2016	100% – Finance lease(3)	Time-charter	Ineos Europe AG	Mar. 2031
Ineos Innovation	27,500	2016	100% – Finance lease(3)	Time-charter	Ineos Europe AG	Jan. 2027(4)
Ineos Independence	27,500	2017	100% – Finance lease(3)	Time-charter	Ineos Europe AG	Apr. 2027(4)
Ineos Invention	27,500	2017	100% – Finance lease(3)	Time-charter	Ineos Europe AG	May 2027(5)

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter
	(cubic meters)
Ineos Intuition	27,500	2017	100% – Finance lease(3)	Time-charter	Ineos Europe AG	May 2027(5)
Equity-Accounted
Antwerpen	35,223	2005	50% – Chartered-in	Time-charter	An international energy company	Aug. 2025
Libramont	38,455	2006	50% – Chartered-in	Time-charter	An international fertilizer company	May.2026
Sombeke	38,447	2006	50% – Chartered-in	Time-charter	An international fertilizer company	Jun. 2027
Sylvie	35,217	2007	50% – Chartered-in	Time-charter	An international fertilizer company	Oct. 2025
BW Tokyo	83,300	2009	50% – Chartered-in	Spot	In NGL Pool	—
Waasmunster	38,115	2014	50%	Time-charter	An international energy company	Oct. 2025(1)
Waregem	38,115	2014	50%	Time-charter	An international fertilizer company	Dec. 2025
Severin Schulte (formerly Warinsart)	38,115	2014	50% – Chartered-in	Time-charter	An international energy company	Mar. 2025
Warisoulx	38,115	2015	50%	Time-charter	An international trading company	Mar. 2025
Kaprijke	38,500	2015	50%	Time-charter	An international fertilizer company	Nov. 2025
Knokke	38,500	2016	50%	Time-charter	An international energy company	Apr. 2025
Kontich	38,500	2016	50%	Time-charter	An international energy company	Aug. 2025
Kortrijk	38,500	2016	50%	Time-charter	An international trading company	Jan. 2026(6)
Kallo	38,500	2017	50% – Finance lease(2)	Time-charter	An international fertilizer company	Mar. 2025(1)
Kruibeke	38,500	2017	50% – Finance lease(2)	Time-charter	An international trading company	Feb. 2026
Kapellen	38,500	2018	50% – Finance lease(2)	Time-charter	An international trading company	Jun. 2025
Koksijde	38,500	2018	50% – Finance lease(2)	Time-charter	An international energy company	Dec. 2025
Wepion	38,200	2018	50%	Time-charter	An international fertilizer company	Jan. 2026(1)
	1,119,302
(1)The charterer has one option to extend the term for an additional one year.
(2)Exmar LPG BVBA, in which we have a 50% ownership interest, is the lessee for these obligations related to finance leases and will be required to purchase the vessel after the end of the lease terms for a fixed price.
(3)We are the lessee for these obligations related to finance leases and have an option to repurchase the vessel after the end of the lease terms for a fixed price.
(4)The charterer has one option to extend the term for an additional five years.
(5)The charterer has one option to extend the term for an additional two years.
(6)The charterer has an option to extend the term for an additional one, two or three years.

The following table provides information about our NGL carrier newbuildings under construction as of December 31, 2024. Charters for these vessels typically commence upon delivery of the vessels.

Vessel	Capacity	Scheduled Delivery Date	Shipyard(1)	Our Ownership	Charterer	Length of Charter
	(cubic meters)
Equity-Accounted
H8387	45,000	Jan. 2025	HMD(1)	50%	An international energy company	1 year(2)
H8388	45,000	Apr. 2025	HMD(1)	50%	An international energy company	3 year(3)
H8389	45,000	Jan. 2026	HMD(1)	50%	N/A	N/A
H8390	45,000	May. 2026	HMD(1)	50%	N/A	N/A
H8391	45,000	Aug. 2026	HMD(1)	50%	N/A	N/A
H8392	45,000	Dec. 2026	HMD(1)	50%	N/A	N/A
YAMIC 1578	40,000	Oct. 2026	YAMIC(4)	50% - Chartered-in	N/A	N/A
YAMIC 1579	40,000	Feb. 2027	YAMIC(4)	50% - Chartered-in	N/A	N/A
YAMIC 1580	40,000	Jun. 2027	YAMIC(4)	50% - Chartered-in	N/A	N/A
YAMIC 1581	40,000	Oct. 2027	YAMIC(4)	50% - Chartered-in	N/A	N/A
YAMIC 1584	48,000	Nov. 2027	YAMIC(4)	50% - Chartered-in	N/A	N/A
YAMIC 1585	48,000	Dec. 2027	YAMIC(4)	50% - Chartered-in	N/A	N/A
	526,000
(1)Hyundai Mipo Dockyard Co., Ltd.
(2)The charterer has one option to extend the term for an additional one year.
(3)The charterer has one option to extend the term for an additional two years.
(4)Jiangsu Yangzi Mitsui Shipbuilding Co., Ltd.

For our consolidated voyage revenues from NGL customers that each accounted for more than 10% of our consolidated voyage revenues, please read “Item 18 – Financial Statements: Note 4 – Segment Reporting." The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.
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
Safety, Management of Ship Operations and Administration
We internally manage our ship operations, other than the vessels owned or chartered-in by our joint ventures with Exmar, which are commercially and technically managed by Exmar, two of the Angola LNG Carriers, which are commercially and technically managed by NYK Energy Transport (Atlantic) Ltd. and five of our LNG carriers, which are chartered-out to Shell Tankers (Singapore) Private Ltd. and technically managed by a subsidiary of Shell Plc. Safety and Environmental Compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, and to minimize the impact on the environment and society. We seek to effectively manage risk in the organization using a three-tiered approach at an operational, management and corporate level, designed to provide a clear line of sight throughout the organization. All of our operational employees receive training in the use of risk tools and the management system. We also have an approved competency management system in place to ensure our seafarers continue their professional development and are competent before being promoted to more senior roles.

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

On September 16, 2024, Seapeak announced its official membership in the United Nation Oil and Gas Methane Partnership (or OGMP 2.0). OGMP 2.0 is a voluntary initiative launched by the United Nations Environment Programme (or UNEP) to improve the monitoring, reporting, and verification of methane emissions from oil and gas operations. By joining OGMP 2.0, Seapeak will seek to leverage its maritime expertise to contribute to global methane reduction goals, enhance transparency, and drive meaningful change in the shipping and maritime industry.

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

We follow a comprehensive inspection and audit regime supported by our sea staff, shore-based operational and technical specialists and members of our Fleet Training Officer program. We typically carry out two internal inspections and one internal audit annually, which helps ensure us that:

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

As of March 1, 2018, amendments to Annex VI impose new requirements on ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work. Amendments to MARPOL Annex VI that makes the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessels' Ship Energy Efficiency Management Plan (or SEEMP) to include a part II describing the ship specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data to the Administration. This has been verified as compliant on all ships for calendar year 2023. The verification of data collected for the 2024 calendar year is ongoing.

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

Amendments to MARPOL Annex VI adopted by MEPC.361(79) entered into force on May 1, 2024 which designates the Mediterranean Sea as an ECA for Sulphur Oxides and Particular Matter. As a result, the limit for sulphur in fuel oil used on board ships in the Mediterranean Sea will be 0.10% m/m.

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.

IMO Guidance for countering acts of piracy and armed robbery is published by the IMO’s Maritime Safety Committee (or MSC). MSC.1/Circ.1339 (Piracy and armed robbery against ships in waters off the coast of Somalia) outlines Best Management Practices (or BMP) for protection against Somalia-based Piracy. Specifically, MSC.1/Circ.1339 provides guidance to shipowners and ship operators, shipmasters and crews on preventing and suppressing acts of piracy and armed robbery and was adopted by the IMO through Resolution MSC.324(89). The BMP is a joint industry publication by BIMCO, ICS, IGP&I Clubs, INTERTANKO and OCIMF. Our fleet follows the guidance within BMP 5 when transiting in other regions with recognized threat levels for piracy and armed robbery, including West Africa.

The IMO's Ballast Water Management Convention entered into force on September 8, 2017. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. The convention requires the implementation of either the D-1 or D-2 standard. There was a transitional period from the entry into force to the IOPP renewal survey in which ballast water exchange (reg. D-1) could be employed. The IMO’s MEPC agreed to a compromise on the implementation dates for the D-2 discharge standard: ships constructed on or after September 8, 2017 must comply with the D-2 standard upon delivery. Existing ships should be D-2 compliant on the first IOPP renewal following entry into force if the survey is completed on or after September 8, 2019, or a renewal IOPP survey was completed on or after September 8, 2014 but prior to September 8, 2017. Ships should be D-2 compliant on the second IOPP renewal survey after September 8, 2017 if the first renewal survey after that date was completed prior to September 8, 2019 and if the previous two conditions are not met. Vessels are required to meet the discharge standard D-2 by installing an approved BWTS. Besides the IMO convention, ships sailing in U.S. waters are required to employ a type-approved BWTS which is compliant with USCG regulations. The USCG has approved a number of BWTSs both nationally and internationally, out of which Alfa Laval (Sweden), Ocean Saver (Norway), Techcross, and De Nora are under our approved list for retrofit. We estimate that the installation of approved BWTS may cost between $2 million and $3 million per vessel. All BWTS upgrades and retrofits on our vessels have been completed and our vessels are compliant with applicable IMO and USCG standards.

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

MSC.338(91) adopted amendments to SOLAS Regulation II-2/10 to clarify that a minimum of two-way portable radiotelephone apparatus for each fire party for fire-fighters' communication shall be carried on board. These radio devices shall be of explosion proof type or intrinsically safe type. As per MSC.338(91), requirements have also been highlighted for audio and visual indicators for breathing apparatus which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 liters. All our vessels are in compliance with these requirements.

Amendment to SOLAS Regulation II-1/3-8, adopted by MSC.474(102) regarding new requirements covering the provision and maintenance of mooring lines entered into force on January 1, 2024.

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

The 2022 Amendments to MLC,2006 relating to recruitment and placement, accommodation and recreational facilities, food and catering, health and safety protection, accident prevention, and financial security were entered into force on December 23, 2024.

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

All ships above 5,000 gross tonnage calling EU waters are required to comply with EU-MRV regulations. These regulations came into force on July 1, 2015 and aim to reduce GHG emissions within the EU. It requires ships carrying out maritime transport activities to or from European Economic Area ports to monitor and report information including verified data on their CO2 emissions from January 1, 2018. Data collection takes place on a per voyage basis and started from January 1, 2018. The reported CO2 emissions, together with additional data (e.g. cargo, energy efficiency parameters), are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency (or EMSA). Seapeak has signed an agreement with Det Norske Veritas (or DNV), an international accredited registrar and classification society, for monitoring, verification and reporting as required by this regulation. We use Veslink forms which have a smooth interface with the DNV system. The reporting period for the 2023 calendar year has been completed, and emission reports for the vessels which have carried out EU voyages have been submitted in the Hybrid European Targeting and Inspection System (or THETIS) database. Based on emission reports submitted in THETIS, a document of compliance has been issued and placed on board.

The Fuel EU Maritime Regulation is a complementary regulation to the European Union Emissions Trading System (or EU ETS), ensuring that the greenhouse gas intensity of fuels used by the shipping sector will gradually decrease over time. It contributes to the EU-wide target of reducing net emissions by at least 55% by 2030, and to achieving climate neutrality in 2050. The political agreement was formally adopted on September 13, 2023 and applies from January 1, 2025 (except for Monitoring Plan articles, which shall apply from August 31, 2024). The Fuel EU Maritime Regulation scope considers vessels above 5,000 gross tonnage, calling European Economic Area (or EEA) ports, no matter what flag they fly (EU/non-EU), and includes:

•100% of the energy used from ships calling at an EU/EEA port for voyages within the EU/EEA (intra-EU)
•50% of the energy used from voyages to or from EU ports (extra-EU/EEA)
•100% of the energy used when ships are at berth in EU/EEA ports.
The Fuel EU Monitoring Plans for Seapeak vessels were approved by an accredited verifier (DNV) and are currently in use.

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

Our LNG and NGL ships have an approved and certified IHM on board in accordance with EU Ship Recycling Regulation and Hong Kong Convention.
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
GHG Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) took effect. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of GHGs. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015 the Paris Agreement was adopted by a large number of countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement, which entered into force on November 4, 2016, deals with GHG emission reduction measures and targets from 2020 in order to limit the global temperature increases to well below 2o Celsius above pre-industrial levels. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing GHG emissions from shipping. In January 2025, U.S. President Trump signed an executive order to withdraw the United States from the Paris Agreement.

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

Amendments to the International Convention for the Prevention of Pollution from Ships (or MARPOL) Annex VI entered into force on November 1, 2022. From January 1, 2023 it is mandatory for all ships to calculate their attained Energy Efficiency Existing Ship Index (or EEXI) to measure their energy efficiency and to initiate the collection of data for the reporting of their annual operational carbon intensity indicator (or CII) and CII rating. Data for the annual CII reporting period of 2024 has been collected and submitted for verification prior to the March 31, 2025 deadline with a Statement of Compliance, and new ratings are expected to be issued no later than May 31, 2025. The measures are part of IMO's commitment under its 2018 Initial Strategy on Reduction of GHG Emissions from Ships to reduce carbon intensity from all ships by 40% by 2030 compared to 2008. We have calculated the attained EEXI for our fleet and installed Engine Power Limitation (or EPL) where necessary to comply with the required EEXI benchmark. Further, we are exploring alternatives to optimize the emissions output of our vessels, including installing energy saving devices on board our vessels, such as air lubrication systems and retrofitting reliquefaction plants.

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

On July 14, 2022, the European Commission presented its proposal to revise the current EU ETS. The proposal modifies and aligns the existing EU ETS target of 43% GHG emission reduction by 2030 (vs 2005 levels) with the Fit for 55 Package goal, aiming for at least 55% GHG emission reduction for the whole EU economy by 2030 (vs 1990 levels). Following the usual political procedure, both the EU Council and the European Parliament adopted their initial reactions to the proposal of the European Commission in June 2022. With the first step of the political process achieved, the inter-institutional negotiations between the European Parliament, Council and Commission officially began on July 11, 2022. For the maritime industry, the emissions emitted by transport maritime will be integrated in the current EU ETS as from 2025. It will include CO2 emissions of most large vessels. Coverage will be progressive, starting in 2025 with 40% of the emissions emitted in 2024 and aiming to achieve full coverage of intra-EU voyages by 2027. From 2026, non-CO2 emissions such as nitrous oxide (or N2O), and methane will also be included in the system. Offshore vessels over 5000 GT will be included in the EU ETS from 2027. The EU policymakers have also recognized a list of exemptions and measures to avoid carbon leakage. Maritime transport is a sector that will not receive free allocation nor be protected by CBAM. This means that the EU ETS Directive will require the publication of a list of neighboring transshipment ports to avoid evasive behavior of carbon requirements. The agreement also recognizes exemptions for ice class ships (such as our ARC7 vessels), small islands, outermost EU regions and public service journeys between Greece and Cyprus.

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

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as at December 31, 2024.
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

Based on our current operations and the operations of our subsidiaries, most of our Transportation Income is from sources outside the United States and not subject to U.S. federal income tax. However, unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Gross Income or U.S. Source Domestic Transportation Gross Income is generally subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below.

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

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (which statutory rate as of the end of 2024 was 21%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Gross Income, without benefit of deductions. With respect to our taxable year ended in 2024, we believe we are subject to the 4% Gross Basis Tax and that we will not be able to qualify for the Section 883 Exemption. We expect the amount of our liability for U.S. federal income tax on our U.S. Source International Transportation Gross Income for such taxable year will be approximately $2.2 million. The amount of such tax for which we are liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
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
Other Taxation
We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. In other non-U.S. jurisdictions, we and our subsidiaries rely on statutory exemptions from tax. However, we cannot assure that any statutory exemptions from tax on which we or our subsidiaries rely will continue to be available as tax laws in those jurisdictions may change or we or our subsidiaries may enter into new business transactions relating to such jurisdictions, which could affect our or our subsidiaries' tax liability. Please read “Item 18 – Financial Statements: Note 11 – Income Tax Recovery (Expense).”
Item 4A.Unresolved Staff Comments
Not applicable.
Item 5.Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this report. In addition, please refer to Item 5 in our Annual Report on Form 20-F for the year ended December 31, 2023 for our discussion and analysis comparing financial condition and results of operations from 2023 to 2022.
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

SIGNIFICANT DEVELOPMENTS IN 2024 AND EARLY 2025
Vessel Purchase
In October 2024, we purchased a 100% interest in a 2021-built 174,000-cubic meter dual-fueled LNG carrier, the Marvel Swan, for $213.0 million. As part of the acquisition, we assumed the existing time-charter contract which has a firm period ending in 2030, with extension options of up to two years, exercisable by the charterer. We initially funded the vessel purchase using a portion of our existing liquidity and secured long-term financing on the vessel in January 2025.
Vessel Sales
In August 2024, we sold the Seapeak Pan multi-gas carrier for net proceeds of $6.5 million.
In April 2024, we sold the Seapeak Camilla multi-gas carrier for net proceeds of $6.7 million.
In March 2024, we sold the Seapeak Cathinka multi-gas carrier for net proceeds of $6.5 million.
In February 2024, we sold the Seapeak Napa multi-gas carrier for net proceeds of $10.4 million.
Other Fleet Developments
We currently have four LNG carriers (including one 52%-owned LNG carrier) that have recently completed their long-term charter contracts and are without charter contracts, including three steam turbine LNG carriers that were placed in layup in early 2025. We have an additional two 52%-owned LNG carriers that are scheduled to complete their long-term charter contracts in April and May 2025. LNG project delays have caused a near-term oversupply of LNG carriers and as a result, our results for 2025 may be negatively impacted to the extent that there are periods within 2025 that we have LNG carriers without charter contracts or we have rechartered our LNG carriers at rates lower than they earned on their prior charter contracts.
As at December 31, 2024, our LNG segment included seven steam turbine LNG carriers, the oldest vessels in our LNG fleet. Three of these vessels were placed in layup in early 2025 (as mentioned above) and the remaining four are scheduled to complete their long-term charter contracts between late-2026 and mid-2029. We have made downward revisions to the outlook for this class of older vessel based on a combination of an oversupply of this type of vessel and reduced charterer interest due to their less efficient design. As such, we have reduced our future hire rate forecast and our estimate of their useful lives from 35 years to 25 years, and increased our estimate of the likelihood that three of the vessels may be sold in 2025. As a result of these changes, the carrying values of these vessels were written down to their estimated fair values in December 2024 resulting in an impairment charge of $387.1 million.
Russia-Ukraine War
The disruption in the energy markets caused by, and the sanctions announced in response to, the Russia-Ukraine war may adversely impact our business given Russia’s role as a major global exporter of natural gas. Our business could be harmed by trade tariffs, trade embargoes, asset freezes, entity designations or other economic sanctions by the United States, the EU, the United Kingdom or other countries against Russia, Russian companies or the Russian energy sector and harmed by any retaliatory measures by Russia in response. Beginning in February 2025, the United States has initiated discussions with Russia aimed at ending the war. While much uncertainty remains regarding the global impact and remaining duration of the war, it is possible that hostilities could adversely affect our business, financial condition, results of operations and cash flows. Furthermore, it is possible that third parties with which we have charter contracts or business arrangements may be impacted by the war, which could adversely affect our operations and financial condition. To date, we have not experienced any material adverse operational or financial impact as a result of the Russia-Ukraine war.
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

Net Voyage Revenues. Net voyage revenues represents (loss) income from vessel operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, (write-down) gain and gain (loss) on sales of vessels, and restructuring charges. This is a non-GAAP financial measure; for more information about this measure, please read "Item 5 – Operating and Financial Review and Prospects – Non-GAAP Financial Measures".

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

(Loss) Income from Vessel Operations. To assist us in evaluating our operations by segment, we analyze the (loss) income we (incur) receive from each segment after deducting operating expenses, but prior to the inclusion or deduction of equity income, interest expense, interest income, realized and unrealized gain on non-designated derivative instruments, foreign currency exchange (loss) gain, other (expense) income and income tax recovery (expense). For more information, please read “Item 18 – Financial Statements: Note 4 – Segment Reporting.”

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

SUMMARY FINANCIAL DATA
Set forth below is summary consolidated financial and other data of Seapeak LLC and its subsidiaries for fiscal years 2024 and 2023, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, the consolidated financial statements and the accompanying notes for the years ended December 31, 2024 and 2023 (which are included herein).

(in thousands of U.S. Dollars, except fleet data)	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
GAAP Financial Comparison: GAAP Financial Comparison:
Income Statement Data:
Voyage revenues	710,744	726,791
(Loss) income from vessel operations(1)	(94,505)	315,266
Equity income	122,279	149,006
Net (loss) income(1)	(95,821)	317,716

Balance Sheet Data (at end of period):
Cash and cash equivalents	153,726	168,409
Restricted cash	34,242	15,985
Vessels and equipment(2)	2,954,134	3,219,681
Investment in and advances to equity-accounted joint ventures, net	1,346,578	1,311,739
Net investments in direct financing and sales-type leases, net(3)	646,326	689,711
Total assets	5,378,721	5,661,601
Total debt(4)	2,787,092	2,730,014
Total equity	2,306,694	2,677,079

Non GAAP Financial Comparison:(5)
Net voyage revenues	699,150	705,351
EBITDA(1)	208,673	649,749

Fleet Data:
Average number of vessels:(6)
Consolidated – LNG Carriers	20.0	21.0
Equity-Accounted – LNG Carriers	24.0	24.0
Consolidated – NGL Carriers	17.0	21.0
Equity-Accounted – NGL Carriers	18.0	18.0
(1)Amounts are net of (write-down) gain and gain (loss) on sales of vessels of ($382.8) million and $28.0 million for 2024 and 2023, respectively.
(2)Vessels and equipment consists of (a) our vessels, at cost less accumulated depreciation, (b) vessels related to finance leases, at cost less accumulated depreciation, (c) advances on newbuilding contracts and (d) operating lease right-of-use assets.
(3)Certain of our external charters have been accounted for as direct financing and sales-type leases. As a result, the vessels associated with the external charters accounted for as direct financing and sales-type leases are not included as part of vessels and equipment. Please read "Item 18 – Financial Statements: Note 6 – Revenue – Net Investments in Direct Financing and Sales-Type Leases."
(4)Total debt represents the current portion of long-term debt and long-term debt, net of unamortized discount and debt issuance costs, and the current and long-term portions of obligations related to finance leases.
(5)Net voyage revenues and EBITDA are non-GAAP financial measures. The definition and an explanation of the usefulness and purpose of each measure as well as a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP, are contained within the section “Non-GAAP Financial Measures” at the end of this Item 5 – Operating and Financial Review and Prospects.
(6)Average number of vessels is based on the period during the year that our vessels were in our possession, excluding any vessels under construction. The average number of vessels for our consolidated NGL fleet includes six vessels chartered-in until December 2024 and the average number of vessels for our equity-accounted NGL fleet includes six vessels chartered-in by our Exmar LPG Joint Venture during the year ended December 31, 2024 (year ended December 31, 2023 – three vessels) .

RESULTS OF OPERATIONS
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance and may affect our future performance are listed below:

•The size of our fleet changes. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and sales, including within our equity-accounted joint ventures. Please read “Liquefied Natural Gas Segment”, "Natural Gas Liquid Segment" below and “Significant Developments in 2024 and Early 2025” above for further details about certain prior and future vessel deliveries, acquisitions and sales.
•The amount and timing of dry docking of our vessels can affect our revenues between periods. Our vessels are off-hire at various times due to scheduled and unscheduled maintenance. During 2024 and 2023, we had 80 and 111 scheduled off-hire days, respectively, relating to the dry docking of our vessels which are consolidated for accounting purposes. In addition, certain of our consolidated vessels had unplanned off-hire of 71 days in 2024 and 196 days in 2023 relating to repairs. The financial impact from these periods of off-hire, if material, is explained in further detail below.
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
•Our financial results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net (loss) income as our derivative instruments and the majority of the derivative instruments held by our equity-accounted joint ventures are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates and foreign currency exchange rates fluctuate relating to our interest rate swaps and cross currency swaps. Please read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.” The unrealized gains or losses relating to changes in fair value of our derivative instruments do not impact our cash flows.
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
•Our revenues may be impacted by vessels coming off medium to long-term, fixed-rate charter contracts. Our primary strategy focuses on servicing customers through our fleet of vessels under medium to long-term, fixed-rate charter contracts. When such vessels complete these charter contracts, we seek to recharter these vessels on new charter contracts. To the extent these new charter contracts have hire rates that are higher or lower than their previous charter contracts, our revenue will positively or negatively impacted.
•Certain of our consolidated and equity-accounted vessels earned revenues based partly on spot market rates. Three LPG time-chartered-in carriers, one multi-gas carrier, and certain LPG carriers in our 50%-owned Exmar LPG Joint Venture were either trading or are currently trading in the spot market or have a component of their charter rate linked to spot market rates. Volatility of spot rates will affect our results from period to period.
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

Year Ended December 31, 2024 versus Year Ended December 31, 2023
Liquefied Natural Gas Segment
As at December 31, 2024, our liquefied natural gas segment fleet included 50 LNG carriers (including five LNG carriers under construction), and one LNG regasification terminal in Bahrain, in which our interests ranged from 20% to 100%.

The following table compares our liquefied natural gas segment’s operating results, revenue days, calendar-ship-days and utilization for 2024 and 2023 and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2024 and 2023 to (loss) income from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes an average of 20 LNG carriers for the year ended December 31, 2024 (2023 – 21 LNG carriers), that are accounted for under the consolidation method of accounting, and the ship management and corporate services we provide to certain of our equity-accounted joint ventures. A comparison of the results from vessels and assets accounted for under the equity method is described later in this section under "Equity Income."

(in thousands of U.S. Dollars, except for days and percentages)	Year Ended December 31,			% Change
	2024	2023	Change
Voyage revenues	566,614	563,514	3,100	0.6
Voyage expenses	(4,598)	(6,715)	2,117	(31.5)
Net voyage revenues(1)	562,016	556,799	5,217	0.9
Vessel operating expenses	(181,427)	(175,382)	(6,045)	3.4
Depreciation and amortization	(111,339)	(110,477)	(862)	0.8
General and administrative expenses(2)	(23,402)	(24,111)	709	(2.9)
(Write-down) gain and gain (loss) on sales of vessels	(387,109)	35,807	(422,916)	(1,181.1)
(Loss) income from vessel operations	(141,261)	282,636	(423,897)	(150.0)
Equity income	94,577	120,021	(25,444)	(21.2)
Operating Data:
Calendar-Ship-Days (B)	7,389	7,531	(142)	(1.9)
Less:
Scheduled dry-docking days	34	92	(58)	(63.0)
Unscheduled off-hire and idle days	185	154	31	20.1
Revenue Days (A)	7,170	7,285	(115)	(1.6)
Utilization (A)/(B)	97.0%	96.7%
(1)This is a non-GAAP financial measure; for more information about this measure, please read "Item 5 – Operating and Financial Review and Prospects – Non-GAAP Financial Measures".
(2)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources). See the discussion under "Other Operating Results" below.

Our liquefied natural gas segment’s total calendar-ship-days decreased to 7,389 days in 2024 from 7,531 days in 2023. The decrease in total calendar-ship-days is primarily due to the sales of the Seapeak Polar and the Seapeak Arctic LNG carriers in June 2023 and February 2023, respectively; partially offset by the purchase of the Marvel Swan LNG carrier in October 2024.

Net Voyage Revenues. Net voyage revenues increased by $5.2 million in 2024 compared to 2023, primarily due to:

•an increase of $10.1 million due to an increase in operating and maintenance cost recoveries from the management and operation of the Bahrain LNG terminal during 2024;
•an increase of $7.0 million due to a decrease in scheduled dry dockings of certain of our LNG carriers during 2024;
•an increase of $5.7 million due to the purchase of the Marvel Swan LNG carrier in October 2024;
•an increase of $4.0 million due to lower operational claims for certain of our LNG carriers during 2024;
•an increase of $2.5 million due to fewer off-hire days for unscheduled repairs on certain of our LNG carriers during 2024; and
•an increase of $1.5 million due to higher reimbursement of seafarers costs and ship management fees from certain of our equity-accounted joint ventures during 2024;

partially offset by:
•a decrease of $14.8 million due to the Seapeak Hispania and the Seapeak Catalunya LNG carriers being temporarily idle between the scheduled completion of their previous charter contracts and the commencement of new short-term charter contracts at lower rates during 2024;

•a decrease of $6.9 million due to the sale of the Seapeak Polar LNG carrier in June 2023; and
•a decrease of $4.0 million due to the reimbursement of dry-docking expenditures for the Seapeak Yamal LNG carrier during 2023.
Vessel Operating Expenses. Vessel operating expenses increased by $6.0 million in 2024 compared to 2023, primarily due to the timing of repairs and maintenance performed on the Bahrain LNG terminal and certain of our LNG carriers, higher seafarers costs incurred for LNG carriers in certain of our equity-accounted joint ventures (offset in net voyage revenues), and the purchase of the Marvel Swan LNG carrier in October 2024; partially offset by the sale of the Seapeak Polar LNG carrier in June 2023.

Depreciation and Amortization. Depreciation and amortization increased by $0.9 million in 2024 compared to 2023, primarily due to the purchase of the Marvel Swan LNG carrier in October 2024 and an increase in drydock amortization due to drydock additions on certain of our LNG carriers that completed scheduled dry dockings during the second half of 2023; partially offset by the sale of the Seapeak Polar LNG carrier in June 2023.

(Write-down) gain and gain (loss) on sales of vessels. (Write-down) gain and gain (loss) on sales of vessels changed by $422.9 million from a gain of $35.8 million in 2023 to a loss of $(387.1) million in 2024, as a result of:

•$387.1 million due to the write-down of seven of our steam turbine LNG carriers, the oldest vessels in our LNG fleet, to their estimated fair values in December 2024 as a result of changes in our expectations of their future opportunities;

•$43.8 million due to a gain recognized upon commencement of the Seapeak Creole LNG carrier's 23-year time-charter contract in February 2023, which was classified as a sales-type lease; and

•$0.5 million due to a gain on the sale of the Seapeak Polar LNG carrier in June 2023;

partially offset by:

•$7.5 million due to the write-down of the Seapeak Polar LNG carrier in March 2023 to its estimated fair value as a result of changes in our expectations of this vessel's future opportunities subsequent to the completion of its time-charter contract in May 2023; and
•$1.0 million due to the loss on the sale of the Seapeak Arctic LNG carrier in February 2023.

Equity Income. Equity income decreased by $25.4 million in 2024 compared to 2023. The decrease included a decrease of $20.8 million related to changes in our unrealized credit loss provisions recorded in certain of our equity-accounted joint ventures in 2024, primarily due to changes in the estimated charter-free vessel fair values for vessels servicing time-charter contracts accounted for as direct financing or sales-type leases; partially offset by an increase of $7.0 million due to unrealized gains on non-designated derivative instruments in 2024 compared to unrealized losses in 2023 primarily due to a change in long-term forward benchmark interest rates. Excluding these changes in unrealized credit loss provisions and unrealized gains and losses on non-designated derivative instruments, equity income decreased by $11.6 million, primarily due to:

•Yamal LNG Joint Venture: a decrease $10.1 million primarily due to unrealized foreign exchange losses due to the period-end revaluation of Euro cash deposits for financial reporting purposes into U.S. Dollars and higher earnings during 2023 related to an increase in estimated reimbursement of dry-docking expenditures as a result of a projected increase in future dry docking costs.

•Bahrain LNG Joint Venture: a decrease of $4.6 million primarily due to an increase in repair activity related to the Bahrain LNG terminal during 2024.

•Pan Union LNG Joint Venture: a decrease of $2.6 million primarily due to the reimbursement of dry-docking expenditures related to the Pan Europe, the Pan Americas, the Pan Africa LNG carriers during 2023.

partially offset by:

•MALT LNG Joint Venture: an increase of $2.7 million primarily due to the reimbursement of dry-docking expenditures upon completion of the Seapeak Meridian LNG carrier dry docking and fewer off-hire days due to a decrease in scheduled dry dockings on certain of our LNG carriers during 2024; partially offset by the Seapeak Methane LNG carrier being temporarily idle between charter contracts during 2024.

•Excalibur LNG Joint Venture: an increase of $2.1 million from our Excalibur Joint Venture, in which we sold our 50% interest in September 2022, due to the net proceeds received during 2024 from an arbitration award related to the early termination of a charter in 2022.
Natural Gas Liquid Segment
As at December 31, 2024, our natural gas liquid segment fleet, which consists of LPG, ethane and multi-gas carriers, included 40 NGL carriers in which our interests ranged from 25% to 100% (including six time chartered-in NGL carriers, six NGL carriers under construction and six time chartered-in NGL carriers under construction).

The following table compares our natural gas liquid segment’s operating results, revenue days, calendar-ship-days and utilization for 2024 and 2023, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2024 and 2023 to income from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes an average of 11 wholly-owned NGL carriers and six chartered-in NGL carriers that are accounted for under the consolidation method of accounting for the year ended December 31, 2024 (2023 – 15 wholly-owned NGL carriers and six chartered-in NGL carriers). A comparison of the results from vessels accounted for under the equity method are described below under "Equity Income".

(in thousands of U.S. Dollars, except for days and percentages)	Year Ended December 31,			% Change
	2024	2023	Change
Voyage revenues	144,130	163,277	(19,147)	(11.7)
Voyage expenses	(6,996)	(14,725)	7,729	(52.5)
Net voyage revenues(1)	137,134	148,552	(11,418)	(7.7)
Vessel operating expenses	(49,469)	(57,278)	7,809	(13.6)
Time-charter hire expenses	(8,237)	(8,777)	540	(6.2)
Depreciation and amortization	(31,325)	(35,251)	3,926	(11.1)
General and administrative expenses(2)	(5,686)	(6,800)	1,114	(16.4)
Gain on sales and (write-down) of vessels	4,339	(7,816)	12,155	155.5
Income from vessel operations	46,756	32,630	14,126	43.3
Equity income	27,702	28,985	(1,283)	(4.4)
Operating Data:
Calendar-Ship-Days (B)	6,158	7,480	(1,322)	(17.7)
Less:
Scheduled dry-docking days	46	19	27	142.1
Unscheduled off-hire and idle days	144	336	(192)	(57.1)
Revenue Days (A)	5,968	7,125	(1,157)	(16.2)
Utilization (A)/(B)	96.9%	95.3%
(1)This is a non-GAAP financial measure; for more information about this measure, please read "Item 5 – Operating and Financial Review and Prospects – Non-GAAP Financial Measures".
(2)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources). See the discussion under "Other Operating Results" below.

Our natural gas liquid segment’s total calendar-ship-days were 6,158 days in 2024 compared to 7,480 days in 2023. The decrease in total calendar-ship-days is due to the sales of the Seapeak Unikum, the Seapeak Vision, the Seapeak Napa, the Seapeak Cathinka, the Seapeak Camilla and the Seapeak Pan, in March 2023, April 2023, February 2024, March 2024, April 2024 and August 2024, respectively, and the redelivery of six time chartered-in NGL carriers to their owners in December 2024.

Net Voyage Revenues. Net voyage revenues decreased by $11.4 million during 2024 compared to 2023, primarily due to:

•a decrease of $12.2 million due to the sales of our multi-gas carriers, the Seapeak Unikum and the Seapeak Vision during 2023 and of the Seapeak Napa, the Seapeak Cathinka, the Seapeak Camilla, and the Seapeak Pan during 2024;

•a decrease of $0.8 million due to the scheduled redelivery of the six time chartered-in LPG carriers to their owners in December 2024; and

•a decrease of $0.6 million due to an increase in scheduled dry-dockings of certain of our NGL carriers during 2024;
partially offset by:
•an increase of $1.9 million due to fewer operational claims and off-hire days for unscheduled repairs on certain of our NGL carriers during 2024.
Vessel Operating Expenses. Vessel operating expenses decreased by $7.8 million in 2024 compared to 2023, primarily due to the sales of our multi-gas carriers, the Seapeak Unikum and the Seapeak Vision during 2023 and of the Seapeak Napa, the Seapeak Cathinka, the Seapeak Camilla, and the Seapeak Pan during 2024; partially offset by higher crewing costs during 2024 due to the timing and location of crew changes and the timing of repairs and maintenance performed on certain of our NGL carriers.

Depreciation and Amortization. Depreciation and amortization decreased by $3.9 million in 2024 compared to 2023, primarily due to the classification of the Seapeak Napa, the Seapeak Cathinka, and the Seapeak Camilla as held for sale from December 31, 2023 until their respective sales in 2024, and the write-down of the Seapeak Pan to its estimated fair value in 2023, as a result of changes in our expectations of the vessel's future opportunities prior to its sale in August 2024.

Gain on Sales and (Write-Down) of Vessels. Gain on sales and (write-down) of vessels increased by $12.2 million in 2024 compared to 2023, primarily due to:

•an increase of $4.5 million due to a write-down of the Seapeak Pan multi-gas carrier to its estimated fair value during 2023, as a result of changes in our expectations of the vessel's future opportunities;
•an increase of $4.3 million due to the gain on sales of the Seapeak Pan, the Seapeak Napa, the Seapeak Camilla, and the Seapeak Cathinka during 2024; and

•an increase of $3.6 million due to the write-downs of three of our multi-gas carriers, the Seapeak Camilla, the Seapeak Cathinka and the Seapeak Napa, to their expected net sales proceeds in 2023.

Equity Income. Equity income from the Exmar LPG Joint Venture decreased by $1.3 million in 2024 compared to 2023, primarily due to:
•a decrease of $6.4 million due to gains on the sales of the Libramont and the Sombeke LPG carriers in 2023;

•a decrease of $4.8 million primarily due to lower charter rates earned in 2024 and an increase in scheduled dry-dockings for certain of our equity-accounted LPG carriers during 2024;

partially offset by:
•an increase of $6.5 million due to a gain on the sale of the Severin Schulte (formerly Warinsart) LPG carrier during 2024; and
•an increase of $2.9 million related to unrealized gains on non-designated derivative instruments during 2024 compared to unrealized losses during 2023 primarily due to changes in the prevailing and forward SOFR rates during these periods.
Other Operating Results
The following table compares our other operating results for the years ended December 31, 2024 and 2023:

	For the Year Ended
(in thousands of U.S. Dollars)	December 31, 2024	December 31, 2023	Change	% Change
General and administrative expenses	(29,088)	(30,911)	1,823	(5.9)
Interest expense	(178,417)	(187,506)	9,089	(4.8)
Interest income	14,101	11,412	2,689	23.6
Realized and unrealized gain on non-designated derivative instruments	55,663	23,993	31,670	132.0
Foreign currency exchange loss	(1,396)	(5,354)	3,958	(73.9)
Other (expense) income	(16,032)	21,110	(37,142)	(175.9)
Income tax recovery (expense)	2,486	(10,211)	12,697	124.3
Other comprehensive income (loss)	4,964	(8,798)	13,762	156.4

General and Administrative Expenses. General and administrative expenses were $29.1 million in 2024, as compared to $30.9 million in 2023. The decrease was primarily due to a reduction in information technology and professional fees during 2024.

Interest Expense. Interest expense was $178.4 million in 2024, as compared to $187.5 million in 2023. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to finance leases. The decrease was primarily due to lower debt balances as a result of scheduled repayments and the maturity of certain of our NOK-denominated bonds in August 2023, partially offset by the refinancing of certain of our NGL carriers and the Seapeak Oak LNG carrier during 2024 .

Interest Income. Interest income was $14.1 million in 2024, as compared to $11.4 million in 2023. The increase was primarily due to higher term deposit balances in 2024.

Realized and Unrealized Gain on Non-designated Derivative Instruments. We have entered into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce exposure to interest rate variability on certain of our U.S. Dollar-denominated and Euro-denominated floating rate debt. Our interest rate swaps typically require settlements every three months and the receipt of floating interest is based on the prevailing SOFR (or, previously, LIBOR) rate at the beginning of the settlement period. Please read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities" for details of our current derivative positions and a breakdown of realized and unrealized gains (losses) relating to these non-designated interest rate swap agreements. Realized gains (losses) during a period reflect prevailing SOFR or LIBOR rates that are higher (lower) than the average fixed rates of our interest rate swaps. Unrealized gains (losses) will primarily reflect an increase (decrease) in the long-term SOFR or LIBOR yield curve during each relevant period. Net realized and unrealized gains on non-designated derivative instruments were $55.7 million and $24.0 million for 2024 and 2023, respectively, primarily due to changes in the forward SOFR and LIBOR rates during these periods.

Foreign Currency Exchange Loss. Foreign currency exchange loss was $1.4 million and $5.4 million for 2024 and 2023, respectively. These foreign currency exchange losses were primarily due to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross currency swaps. Gains and losses on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger (gains) or weaker (losses) U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Our cross currency swaps economically hedge all of the foreign currency and interest rate exposure on our NOK-denominated debt. Our Euro-denominated debt was used to purchase two vessels that were on long-term charters which entitled us to payment of charter-hire in Euros. As such, our Euro-denominated debt was repaid with these fixed Euro charter hire receipts and consequently our Euro currency exposure was limited by this arrangement. At December 31, 2024, we have no exposure to Euro-denominated debt as it matured during the year.

Other (Expense) Income. Other (expense) income was $(16.0) million in 2024, as compared to $21.1 million in 2023. The change in other (expense) income for 2024 was primarily due to unrealized credit loss provisions of $22.3 million, compared to unrealized credit loss recoveries of $17.7 million in 2023, primarily due to changes in the estimated charter-free vessel fair values during 2024 for vessels servicing time-charter contracts accounted for as direct financing or sales-type leases, and their impact on our expectation of the value of such vessels upon completion of their existing charter contracts. This increase in other (expense) income was partially offset by a $1.2 million increase in net financing extinguishment gains recognized upon the repurchases of certain vessels during 2024 and 2023. For a further description of our vessel repurchases and related financing arrangements entered into the years ended December 31, 2024 and 2023, please read "Item 18 – Financial Statements : Note 5 – Chartered-in Vessels".

Income Tax Recovery (Expense). Income tax recovery (expense) was $2.5 million in 2024, as compared to $(10.2) million in 2023. The change in income tax recovery (expense) was primarily due to changes in current and deferred tax balances related to the change in timing of deductions in our Tangguh Joint Venture (in which we have a 70% ownership interest), our Tangguh Joint Venture entering certain of its subsidiaries into the UK tonnage tax regime in 2024, and lower freight tax estimates during 2024.

Other Comprehensive Income (Loss). Other comprehensive income (loss) was $5.0 million in 2024, as compared to $(8.8) million in 2023. The change in other comprehensive income (loss) was primarily due to higher unrealized gains on our interest rate swap agreements, where the results of our joint ventures reflect the use of hedge accounting, due to changes in the forward SOFR (or, previously, LIBOR) benchmark interest rates during these periods.
Year Ended December 31, 2023 versus Year Ended December 31, 2022
For a discussion of our operating results for the year ended December 31, 2023 compared with the year ended December 31, 2022, please read "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2023.
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

Our sources of funds include net cash flow from operations, borrowings from debt facilities, borrowings from obligations related to finance leases, equity contributions from our sole common unitholder, net proceeds from the issuances of debt and, to a lesser extent, the proceeds from vessel dispositions. Certain of these sources of funds are described in "Item 18 – Financial Statements: Note 5 – Chartered-In Vessels, Note 10 – Long-Term Debt and Note 16 – Total Capital".

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

Our revolving credit facility, term loans and bonds, and obligations related to finance leases are described in "Item 18 – Financial Statements: Note 5 – Chartered-In Vessels and Note 10 – Long-Term Debt." Our revolving credit facility, term loans and bonds, and obligations related to finance leases contain covenants and other restrictions typical of debt financing secured by vessels, which restrict the vessel-owning or lessee subsidiaries from:

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

Certain of our credit facilities and obligations related to finance leases require us to maintain financial covenants. If we do not meet these financial covenants, the lender or lessor may limit our ability to borrow additional funds under our credit facilities and accelerate the repayment of our revolving credit facility, term loans and bonds, and obligations related to finance leases, which would have a significant impact on our short-term liquidity requirements. The terms of and compliance with these financial covenants are described in further detail in "Item 18 – Financial Statements: Note 5 – Chartered-In Vessels and Note 10 – Long-Term Debt" included in this Report. Certain of our credit facilities and obligations related to finance leases require us to make interest payments based on NIBOR or SOFR. Significant increases in interest rates could adversely affect results of operations and our ability to service our debt; however, as part of our strategy to minimize financial risk, we use interest rate swaps and cross currency swaps to reduce our exposure to market risk from changes in interest rates. Our current positions are described in further detail in "Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities" and the extent of our exposure to changes in interest rates is described in further detail in "Item 11 – Quantitative and Qualitative Disclosures About Market Risk”.

In addition to our debt and finance lease obligations, we also guarantee our proportionate share of certain loan facilities and obligations on interest rate swaps for certain of our equity-accounted joint ventures. As at December 31, 2024, this proportionate share, based on the aggregate principal amount of the loan facilities and fair value of the interest rate swaps, was $852.0 million. As at December 31, 2024, our equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that we guarantee.

Cash Flows

The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Year Ended December 31,
	2024	2023
Net cash flow from operating activities	395,288	362,664
Net cash flow used for financing activities	(191,647)	(373,815)
Net cash flow used for investing activities	(200,067)	(70,401)

Net Operating Cash Flow

Net cash flow from operating activities increased by $32.6 million to $395.3 million in 2024 from $362.7 million in 2023, primarily due to: a $33.1 million increase due to the timing of settlements of non-cash working capital in 2024 compared to 2023; and a $11.9 million decrease in cash interest paid during 2024 (see discussion under "Other Operating Results" above). These increases were partially offset by a $13.4 million decrease in cash distributions received from our equity-accounted joint ventures in 2024.

Net Financing Cash Flow

Net cash flow used for financing activities decreased by $182.2 million to $191.6 million in 2024 from $373.8 million in 2023, primarily due to: net proceeds of $160.0 million from the drawdown of a term loan used as partial funding for our acquisition of the Marvel Swan LNG carrier in 2024; a $136.0 million decrease in scheduled repayments of long-term debt primarily due to the scheduled maturity of certain NOK-denominated bonds in 2023; net proceeds of $121.5 million from the refinancing of certain of our LNG and NGL carriers during 2024; a $35.0 million decrease in net prepayments of our revolving credit facility; and a $28.3 million decrease in prepayments of other long-term debt facilities during 2024. These decreases in cash used for financing activities were partially offset by: a $200.0 million increase in cash distributions to our sole common unit holder, Stonepeak, in 2024 and $86.2 million of equity contributions received from Stonepeak in connection with the funding of the first installment payments for two LNG carrier newbuildings in 2023.

Net Investing Cash Flow

Net cash flow used for investing activities increased by $129.7 million to $200.1 million in 2024 from $70.4 million in 2023 primarily due to: a $109.8 million increase in cash expenditures for vessels and equipment, including advances on newbuildings in 2024 primarily related to our acquisition of the Marvel Swan, a 2021-built LNG carrier, in 2024; and a $52.9 million net decrease in proceeds from the sale of vessels in 2024 compared to 2023. These increases in cash used for investing activities were partially offset by a $30.0 million return of capital from the Angola Joint Venture in 2024.
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

Our total liquidity, which consists of cash, cash equivalents and the undrawn portion of our credit facility, was $338.7 million as at December 31, 2024, compared to $328.4 million as at December 31, 2023.

The following table summarizes our contractual obligations as at December 31, 2024, excluding those of our equity-accounted joint ventures. We expect that our liquidity at December 31, 2024, combined with the operating cash flows we expect to generate from customer contracts in place at December 31, 2024, and the proceeds we expect to obtain from the long-term financing of certain of our newbuildings, will be sufficient to pay our obligations coming due in 2025. Our ability to pay our obligations and to refinance our long-term debt and finance leases coming due subsequent to December 31, 2025 will depend on, among other things, our ability to continue to service our long-term charter contracts, our financial condition and the condition of credit markets in the months leading up to the maturity dates. We may expand the size of our fleet through the acquisition of new or second-hand vessels or through the construction of additional new vessels. Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financings and other debt, as well as our ability to raise debt or equity financing.

	Total	2025	2026	2027	2028	2029	Beyond 2029
	(in millions of U.S. Dollars)
U.S. Dollar long-term debt	889.9	90.0	520.2	54.8	54.8	45.6	124.5
Norwegian Kroner long-term debt (1)	175.6	87.8	87.8	—	—	—	—
Commitments related to finance leases (2)	2,183.8	229.9	310.8	378.4	348.6	192.1	724.0
Commitments related to operating leases (3)	120.8	28.9	28.3	28.4	29.4	5.8	—
Newbuilding installments/shipbuilding supervision (4)	947.4	59.2	245.0	643.2	—	—	—
Totals	4,317.5	495.8	1,192.1	1,104.8	432.8	243.5	848.5
(1)NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rates as of December 31, 2024.
(2)Includes, in addition to lease payments, amounts to purchase the leased vessels at the end of their respective lease terms. Where applicable, accelerated timing of repayments may be required if we are not in compliance with certain covenants under our lease agreements.
(3)We have corresponding leases whereby we are the lessor and expect to receive a total of approximately $90.4 million under these leases from 2025 to 2029.
(4)During November 2022, we entered into contracts with Samsung Heavy Industries Co., Ltd. for the construction of five 174,000-cubic meter M-type, Electronically Controlled, Gas Admission propulsion LNG carriers, which are scheduled for deliveries throughout 2027. We intend to finance the remaining estimated newbuilding costs with our existing liquidity and future operating cash flow, as well as long-term debt financing to be arranged for the vessels prior to their scheduled deliveries.

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

Judgments and Uncertainties. For the years ended December 31, 2024, 2023, and 2022, depreciation was calculated using an estimated useful life of 35 years for LNG carriers and 30 years for NGL carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels for those periods of time. The estimated useful life of our vessels involves an element of judgment, which takes into account design life, commercial considerations and regulatory restrictions. As at December 31, 2024, our LNG segment included seven steam turbine LNG carriers, the oldest vessels in our LNG fleet. We have made downward revisions to the outlook for this class of older vessel based on a combination of an oversupply of this type of vessel and reduced charterer interest due to their less efficient design. As such, we have reduced our estimate of their useful lives from 35 years to 25 years, effective January 1, 2025.

Other Information. The actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in annual depreciation expense. A longer actual useful life will result in a decrease in annual depreciation expense. Had we depreciated our LNG carriers using an estimated useful life of 30 years instead of 35 years effective at the beginning of each fiscal year, our depreciation for the year ended December 31, 2024 would have increased by $27.6 million (2023 – $25.7 million). Had we depreciated our NGL carriers using an estimated useful life of 25 years instead of 30 years effective at the beginning of the fiscal year, our depreciation for the year ended December 31, 2024 would have increased by $6.5 million (2023 – $5.6 million). Had we depreciated our steam LNG carriers using an estimated useful life of 25 years instead of 35 years, effective at the beginning of the fiscal year, our depreciation for the year ended December 31, 2024 would have increased by $66.1 million (2023 – $55.3 million).
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

Judgments and Uncertainties. In periods where events or circumstances indicate the carrying value of a vessel may not be recoverable and estimates of future undiscounted cash flows are determined, our estimates of future cash flows will involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Such market rates are based on a 10-year historical industry average of charter rates taking into account the propulsion type and size of the vessel, except for LNG carriers with a steam turbine propulsion system in which case a five-year historical industry average was used prior to December 2024 due to this type of vessel being less efficient than newer vessels and management viewing the five-year historical average as more representative of the future outlook for this type of vessel. Effective December 2024, our estimate for LNG carriers with a steam turbine propulsion system is based on management's outlook, as the five-year historical industry average was no longer believed to be appropriate due to the combination of an oversupply of this type of vessel and reduced charterer interest due to their less efficient design.

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

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms and on-going operating costs. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as the estimated daily hire rate on rechartering as well as the probability of vessel sales. In addition, in situations where we value a vessel and its associated charter contract using a discounted cash flow approach, the determination of the discount rate requires judgment. We believe that the assumptions used to estimate future cash flows of our vessels and the discount rate are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

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

As at December 31, 2024, our LNG segment included seven steam turbine LNG carriers, the oldest vessels in our LNG fleet. We made downward revisions to the outlook for this class of older vessel based on a combination of an oversupply of this type of vessel and reduced charterer interest due to their less efficient design. As such, we reduced our forecast for future hire rate and our estimate of their useful lives from 35 years to 25 years, and increased our likelihood that three of the vessels may be sold in 2025. As a result, in December 2024, the carrying values of these vessels were written down to their estimated fair values. The total impairment charge was $387.1 million. Four of the vessels were written down to their estimated fair values using a discounted cash flow approach based on the vessels operating to age 25, which includes the remaining duration of their existing long-term fixed-rate charter contracts. Of these four vessels, the three larger-capacity RasGas II Joint Venture's vessels were assumed to be rechartered at a daily hire rate of $33,800. The other three vessels were written down to their estimated fair values of $16.0 million per vessel based on our knowledge of potential sale transactions of steam vessels within the marketplace. Had we used the five-year historical industry average rate instead of a rate of $33,800 per day or continued to use a 35-year vessel life, but not both, the total impairment would have been $268.7 million instead of $387.1 million.

As of December 31, 2024, the estimated fair values of our vessels were equal to or greater than their carrying values.

Impairment of Investments in Equity-Accounted Joint Ventures
Description. We evaluate our investments in equity-accounted joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If this is the case, the carrying value of the investment in equity-accounted joint venture is written down to its estimated fair value and the resulting impairment is recognized in our consolidated statement of (loss) income.

Judgments and Uncertainties. The process of evaluating the potential impairment of investments in equity-accounted joint ventures requires significant judgment in determining whether the estimated value of an investment in an equity-accounted joint venture has declined below its carrying value and if so, whether this is an other-than-temporary decline in value. Such judgments include, among other things, estimates of future charter rates, operating expenses and vessel values, timing of vessels sales, discount rates and deliveries and future growth prospects. In determining whether an impairment of an equity method investment is other-than-temporary, factors to consider include the length of time and extent to which the fair value of the investment is less than its carrying value; the financial condition and near-term prospects of the equity method investee, including recent operating losses or specific events that may negatively influence the future earnings potential of the investee; and the intent and ability of the holder to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in market value. As at December 31, 2024 and 2023, there were no events or circumstances that indicated the carrying value of each of our equity-accounted joint ventures may have experienced an other-than-temporary decline in value below their carrying value.

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

The fair value of our interest and cross currency swap agreements is also affected by changes in our credit risk or counterparty credit risk included in the discount factor. We discount our interest rate swap and cross currency swap obligations with reference to the credit default swap spreads of similarly rated global industrial companies and by considering any underlying collateral. We discount our interest rate swap and cross currency swap assets with reference to the credit default swap spreads of the counterparty financial institutions. The process of determining credit worthiness requires significant judgment in determining which source of credit risk information most closely matches the risk profile of the entity being assessed.

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

Other Information. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities” for the effects on the change in fair value of our derivative instruments on our consolidated statements of (loss) income and statements of comprehensive (loss) income.

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

Other Information. To the extent the methods, and judgments used in applying these methods, that we use to measure our estimate of expected credit losses results in a credit loss provision that is different from actual results, our credit loss provision at the end of each period and the change in the credit loss provision in each period will be different than what would have otherwise been. As at December 31, 2024, 2023, and 2022, the unadjusted internal historical loss rates were 1.1%, 1.0% and 1.3%, respectively. The increase in the unadjusted internal historical loss rate in 2024 was the result of a reduction in LNG carrier charter rates in 2024. Had we used the same unadjusted internal historical loss rate in 2024 that was used in 2023, our 2024 net loss before non-controlling interest would have decreased by $1.3 million. In addition, if we had increased (decreased) our estimates of the residual value of the vessels by 5%, our 2024 net loss before non-controlling interest would have increased or decreased by $9.5 million.
Non-GAAP Financial Measures
Net Voyage Revenues
Net voyage revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use net voyage revenues as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since, under time-charters, the charterer pays the voyage expenses, whereas under voyage charters, the shipowner pays these expenses, we include voyage expenses in net voyage revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the shipowner, pay the voyage expenses, we typically pass on to our customers the approximate amount of these expenses by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are generally comparable across the different types of contracts. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues. Net voyage revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages.

How we use net voyage revenues and the reasons for such use may be unique to the shipping industry. Given that net voyage revenues is a measure which deducts certain operating expenses from revenue, this metric may be more commonly viewed as an alternative measure of gross profit. Viewed in this context, (loss) income from operations would be the most directly comparable GAAP financial measure and net voyage revenues has been defined as (loss) income from vessel operations before write-down (gain) and (gain) loss on sales of vessels, general and administrative expenses, depreciation and amortization, time-charter hire expenses and vessel operating expenses. The following table reconciles net voyage revenues with (loss) income from vessel operations:

	Year Ended December 31, 2024			Year Ended December 31, 2023
(in thousands of U.S. Dollars)	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
(Loss) income from vessel operations	(141,261)	46,756	(94,505)	282,636	32,630	315,266
Write-down (gain) and (gain) loss on sales of vessels	387,109	(4,339)	382,770	(35,807)	7,816	(27,991)
General and administrative expenses	23,402	5,686	29,088	24,111	6,800	30,911
Depreciation and amortization	111,339	31,325	142,664	110,477	35,251	145,728
Time-charter hire expenses	—	8,237	8,237	—	8,777	8,777
Vessel operating expenses	181,427	49,469	230,896	175,382	57,278	232,660
Net voyage revenues	562,016	137,134	699,150	556,799	148,552	705,351
EBITDA
EBITDA is a non-GAAP financial measure. EBITDA represents net (loss) income before interest, taxes and depreciation and amortization. EBITDA is used as a supplemental financial performance measure by management and by external users of our financial statements, such as investors. EBITDA assists our management and security holders by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA information. We believe that including EBITDA benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our equity or any debt securities, as applicable.

EBITDA should not be considered as an alternative to net (loss) income, operating income, or any other measure of financial performance presented in accordance with GAAP. EBITDA excludes certain items that affect net (loss) income. The following table reconciles our historical consolidated EBITDA to net (loss) income:

(in thousands of U.S. Dollars)	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
Reconciliation of “EBITDA” to “Net (loss) income”:
Net (loss) income	(95,821)	317,716
Depreciation and amortization	142,664	145,728
Interest expense, net of interest income	164,316	176,094
Income tax (recovery) expense	(2,486)	10,211
EBITDA	208,673	649,749
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
Directors and Executive Officers of Seapeak LLC
The following table provides information about the Board and executive officers of Seapeak LLC, as at the date of this Annual Report. Directors are appointed to serve until their successors are appointed or until they resign or are removed. The business address of each of our directors listed below is c/o 2000, 550 Burrard Street, Vancouver, B.C., Canada, V6C 2K2. Ages of the individuals are as of December 31, 2024.

Name	Age	Position
James Wyper	35	Director and Chair
Hajir Naghdy	50	Director
Ben Norton	29	Director
Barry Curtis	66	Director (1)
Lisa Krueger	61	Director (2)
Mark Kremin	54	President and Chief Executive Officer, Director
Scott Gayton	50	Chief Financial Officer
Andres Luna	68	Vice President, Commercial
Chris McDade	44	Vice President, Operations
Nathan Kim	41	General Counsel
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

Scott Gayton was appointed as Chief Financial Officer of the Company in 2018. Mr. Gayton has over 25 years of finance and accounting experience, including serving as Chief Financial Officer of Tanker Investments Ltd. from the time of its initial public offering in 2014 until its sale in 2017. Mr. Gayton joined Teekay Corporation in 2001 and worked in progressively more senior roles in Finance and Accounting. In 2013 he was promoted to Vice President, Finance where he supported Teekay’s strategy and capital markets transactions. He now represents Seapeak on the boards of directors of joint ventures with partners in Asia, Europe and the Middle East. Prior to joining Teekay, he worked as a Chartered Professional Accountant in the Vancouver, Canada office of Ernst & Young LLP.

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
Compensation of Executive Officers and Directors
During 2024, our five executive officers and two independent directors received, in the aggregate, $3.9 million of cash compensation for their services, plus reimbursement of their out-of-pocket expenses, excluding any long-term incentive plan awards issued directly by our board of directors, which plan is described below. We do not compensate our non-independent directors for their service as directors. Each independent director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.
Long-Term Incentive Plan
In 2022, we introduced a Long-Term Incentive Plan (or LTI Plan) for our eligible employees. Each target award under the LTI Plan is payable in cash and vests in three equal installments over a three-year period. The vested amounts are scheduled to be paid out in April of each year.
Clawback Policy
On October 2, 2023, we adopted a clawback policy that applies to incentive-based compensation erroneously received by certain of our executives (which currently comprises the individuals that we have determined would be an "officer" of the Company within the meaning of Rule 16a-1(f) of the U.S. Securities Exchange Act of 1934). Under this policy, “erroneously-awarded compensation” is defined broadly to include any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure (e.g. variable performance-related compensation (cash bonus) and annual long-term incentive performance (LTI Plan). The policy provides that in the event that the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirements under the applicable securities laws, the Company will recover (on a pre-tax basis) from the relevant executives any erroneously-awarded compensation received by such executives on or after October 2, 2023 and during the three fiscal years preceding the date the restatement was required that exceeds the amount of erroneously-awarded compensation that otherwise would have been received had such erroneously-awarded compensation been determined according to the applicable accounting restatement, subject to limited exceptions. The recovery of such compensation applies regardless of whether any misconduct occurred and without regard to whether an executive engaged in misconduct or otherwise caused or contributed to the requirement for a restatement.
Board Practices
Our Board currently consists of six members. Directors are appointed to serve until their successors are appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has the following two committees: Audit Committee and Conflicts Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is comprised of independent members and operates under a written charter adopted by the Board. The committee charters for the Audit Committee and the Conflicts Committee are available under “Governance” from the home page of our web site at www.seapeak.com. During 2024, the Board held four meetings and each director attended all Board meetings. The members of the Audit Committee and the Conflicts Committee attended all meetings.

Audit Committee. The Audit Committee must be comprised of at least one director. Each member must meet the independence standards of the NYSE and the SEC. This committee is comprised of Barry Curtis (Chair) and Lisa Krueger. The Board has determined that Mr. Curtis and Ms. Krueger qualify as audit committee financial experts.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•the integrity of our consolidated financial statements;
•our compliance with legal and regulatory requirements;
•the independent auditors’ qualifications and independence; and
•the performance of our internal audit function and independent auditors.

Conflicts Committee. The Conflicts Committee must be comprised of at least one director and is comprised of Lisa Krueger (Chair) and Barry Curtis. The Conflicts Committee members may not be (a) securityholders, officers or employees of Stonepeak, (b) officers, directors or employees of any affiliate of Stonepeak (other than a member of our Board) or (c) holders of any ownership interest in us or our subsidiaries other than common or preferred units, and members must meet the heightened NYSE and SEC director independence standards applicable to audit committee membership.

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
Crewing and Staff
As of December 31, 2024, approximately 2,500 seagoing staff served on our consolidated and equity-accounted for vessels that were managed by subsidiaries of Seapeak and 318 staff served on-shore in technical, commercial and administrative roles in various countries, compared to approximately 2,580 seagoing staff and 317 on-shore staff as of December 31, 2023. Certain subsidiaries of Seapeak employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries, and Seapeak subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please read “Item 7 – Major Common Unitholders and Related Party Transactions.”

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

Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. Seapeak has a cadet program which takes in cadets from a number of countries including Croatia, India, Indonesia, Ireland, Philippines, Spain and the United Kingdom. On completion of the relevant college phase training continues on-board one of our vessels. Seapeak also has a career development plan that we follow, which was designed to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety. As such, we have an LNG training facility in Glasgow that serves this purpose.
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
B.Significant Changes
Please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2024 and Early 2025” and “Item 18 – Financial Statements: Note 20 – Subsequent Events” for descriptions of significant changes that have occurred since December 31, 2024.
Item 9.The Offer and Listing
Our Series A and Series B Preferred Units are listed on the NYSE under the symbols "SEAL/PA" and "SEAL/PB," respectively.

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
Material United States Federal Income Tax Considerations
The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to unitholders. This discussion is based upon provisions of the Code, legislative history, applicable Treasury Regulations, judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Seapeak LLC.

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

No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for the 2025 taxable year or for any future taxable year if there were to be changes in our or our look-through subsidiaries’ assets, income or operations.

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

Other Taxation
We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. In other non-U.S. jurisdictions, we and our subsidiaries rely on statutory exemptions from tax. However, we cannot assure that any statutory exemptions from tax on which we or our subsidiaries rely will continue, as tax laws in those jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our or our subsidiaries' tax liability. Please read “Item 18 – Financial Statements: Note 11 – Income Tax Recovery (Expense)”.
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
Item 11.Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on NIBOR or SOFR. Significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

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

The table below provides information about our financial instruments at December 31, 2024, that are sensitive to changes in interest rates, including our long-term debt, obligations related to finance leases and interest rate swaps, but excluding any amounts related to our equity-accounted joint ventures. None of these financial instruments were entered into for trading purposes. For long-term debt and obligations related to finance leases, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt and obligations related to finance leases as well as the potential exercise of early termination options for certain of our interest rate swaps.
Expected Maturity Date

	2025	2026	2027	2028	2029	There- after	Total	Fair Value Liability (Asset)	Rate(1)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Fixed Rate ($U.S.)	18.1	18.1	18.1	18.1	18.1	15.9	106.4	101.4	4.3%
Variable-Rate ($U.S.) (2)	71.9	502.1	36.7	36.7	27.5	108.6	783.5	784.8	6.8%
Variable-Rate (NOK) (3)(4)	87.8	87.8	—	—	—	—	175.6	180.3	9.8%
Obligations Related to Finance Leases:
Variable-Rate ($U.S.) (5)	89.1	94.4	180.5	92.4	123.1	345.1	924.6	1,026.3	6.5%
Fixed-Rate ($U.S.) (5)	40.3	127.5	121.6	198.0	21.1	294.5	803.0	689.4	5.5%
Average Interest Rate (6)	5.5%	5.5%	5.5%	5.1%	4.6%	4.6%	5.0%
Interest Rate Swaps:
Contract Amount ($U.S.) (7)	130.0	296.9	209.2	117.9	22.3	143.3	919.6	(88.0)	2.1%
Average Fixed-Pay Rate (2)	2.2%	1.9%	1.5%	1.9%	3.4%	3.4%	2.1%
(1)Rate refers to the weighted-average effective interest rate for our long-term debt and obligations related to finance leases, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our obligations related to finance leases is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margins and the credit adjustment spreads we pay on our drawn floating-rate debt, which as of December 31, 2024 ranged from 2.00% to 3.45%. Please read “Item 18 – Financial Statements: Note 10 – Long-Term Debt.”
(2)Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on SOFR.
(3)NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2024.

(4)Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated bonds have been economically hedged with cross currency swaps, to swap all interest and principal payments into U.S. Dollars, with the respective interest payments fixed at a rate ranging from 5.74% to 6.37%, and the transfer of principal locked in at $229 million upon maturities. Please see "Foreign Currency Fluctuations" below and read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.”
(5)The amount of obligations related to finance leases represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(6)The average interest rate is the weighted-average interest rate implicit in the obligations related to our fixed-rate finance leases at the inception of the leases.
(7)The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at overnight SOFR except for five interest rate swaps, which are set at applicable 3-month term SOFR. Contract amount for U.S. Dollar-denominated interest rate swaps includes forward-starting swaps with inception dates ranging from September 2025 to June 2026.
Spot Market Rate Risk
Certain of our NGL carriers in our 50% owned Exmar LPG Joint Ventures are trading in the spot market. In addition, we currently have four LNG carriers (including one 52%-owned LNG carrier) that have recently completed their long-term charter contracts and are without charter contracts, three of which have been placed in layup in early 2025. We have an additional two 52%-owned LNG carriers that are scheduled to complete their long-term charter contracts in April and May 2025. These LNG carriers may be traded in the spot market if we are unable to obtain a suitable long-term charter contract. Please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2024 and Early 2025 – Other Fleet Developments". The cyclical nature of the LNG and NGL spot market may cause significant increases or decreases in the revenues we earn from these vessels trading in the spot market.
Foreign Currency Fluctuations
Our functional currency is U.S. Dollars because nearly all of our revenues and most of our operating costs are in U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses and our NOK-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses, and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. In addition, we have a portion of our capital expenditures denominated in Euros. We incur NOK-denominated interest expense on our NOK-denominated bonds; however, we entered into cross currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2025 and 2026, and to economically hedge the interest rate exposure. We do not use these financial instruments for trading purposes. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of the NOK-denominated bonds due in 2025 and 2026. Please read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.” At December 31, 2024, the fair value of the cross currency swaps derivative liabilities was $46.1 million and the change from December 2023 to the reporting period has been reported in foreign currency exchange (loss) gain in the consolidated statements of (loss) income. As a result, fluctuations in the Euro and NOK relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income, realized and unrealized gain on non-designated derivative instruments and foreign currency exchange (loss) gain in the consolidated statements of (loss) income.
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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has determined that the internal control over financial reporting was effective as of December 31, 2024.
Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13(a)-15(f) under the Exchange Act) during the year ended December 31, 2024 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
The Board (which is controlled by Stonepeak and its affiliates) has determined that Director and Chair of the Audit Committee, Barry Curtis, and Audit Committee member Lisa Krueger each qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.
Item 16B. Code of Ethics
We have adopted a Standards of Business Conduct Policy (or Code of Conduct) that applies to all our employees and directors. This document is available under “Governance” located in the 'Who we are' section of our website (www.seapeak.com). Additionally, any person may receive a hard copy or an electronic file of the Code of Conduct at no cost by directing a request to the attention of Internal Audit at Seapeak LLC, 2000, 550 Burrard Street, Vancouver, B.C., Canada, V6C 2K2. We intend to disclose, under “Governance” located in the 'Who we are' section of our website, any waivers to or amendments of our Standards of Business Conduct Policy that benefit any directors and executive officers of Seapeak.
Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2024 and 2023 was KPMG LLP, independent registered public accounting firm. The following table shows the fees we paid or accrued for audit services provided by KPMG LLP for 2024 and 2023.

Fees (in thousands of U.S. Dollars)	2024	2023
Audit Fees(1)	1,574	1,529
Audit-Related Fees(2)	54	51
Total	1,628	1,580

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

No tax services were provided to us by the auditor during 2024 or 2023.

The Audit Committee of our Board has the authority to pre-approve permissible audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee pre-approved all engagements and fees paid to our principal accountant in 2024 and in 2023.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers
In March 2022, we implemented a repurchase plan authorizing the repurchase of our Series A and Series B Preferred Units up to a maximum of $30.0 million in aggregate for the Series A and Series B Preferred Units combined. As at December 31, 2024, the Company had repurchased 67,452 Series A Preferred Units and 203,885 Series B Preferred Units for $1.7 million and $5.0 million, at an average price per unit of $24.27 and $24.67, respectively, and the remaining dollar value of Series A and Series B Preferred Units that may be repurchased under the plan was $23.3 million. We repurchased no preferred units during 2024.
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
Item 16K. Cybersecurity
Risk Management and Strategy
The Company prioritizes the safeguarding and security of our computer systems, software and networks, both as it relates to our onshore offices and our vessels operating abroad. We have implemented processes designed to identify, assess, mitigate and respond to cybersecurity risks, including, but not limited to, risks related to ransomware, hacking, phishing, malware, data breaches, USB infection and social engineering. As part of our global cyber risk management strategy, we have implemented what we believe to be comprehensive cybersecurity risk management policies. Our cybersecurity policies are guided by and integrate recognized industry standards and frameworks, including, but not limited to, the National Institute of Standards and Technology Cybersecurity Framework.

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

We also conduct annual cyber drills to test and enhance our response capabilities, distribute cybersecurity advice on our internal social media platform, and participate in industry conferences in an effort to stay ahead of emerging threats. Additionally, we maintain strategic partnerships with various cybersecurity companies that provide our managed network services and Security Operations Center, which we believe increases our access to advanced tools and expertise that enhance our cybersecurity.

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

Our board of directors has ultimate responsibility for oversight of the Company’s cybersecurity risk management. Our board of directors has delegated to the Audit Committee oversight of our cybersecurity risk management program, which includes reviewing our cybersecurity and other information technology risks, controls and procedures, including our plans to mitigate cybersecurity risks and to respond to data breaches. Our Internal Audit function, alongside the CIO, provides periodic reports to the Audit Committee covering cybersecurity and other information technology risks affecting us. In the event of a cybersecurity incident, we have implemented a process in which our internal audit function or the CIO would report such incident to our Audit Committee.

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

Item 19.Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Certificate of Conversion (1)
1.2	Plan of Conversion dated as of February 25, 2022 (1)
1.3	Certificate of Formation of Seapeak LLC (1)
1.4	Limited Liability Company Agreement of Seapeak LLC. (1)
2.2	Description of Securities Registered Under Section 12 of the Exchange Act.(2)
4.1	Agreement dated November 15, 2016, for a U.S. $730,000,000 Secured Loan Facility between Bahrain LNG W.L.L. and Standard Chartered Bank and other banks. (3)
4.2	Agreement dated December 21, 2016, for a U.S. $723,200,000 Secured Loan Facility between Teekay Nakilat (III) Corporation and Qatar National Bank SAQ. (3)
4.3
Agreement dated December 8, 2017, for a U.S. $1,632,000,000 Secured Loan Agreement between DSME Hull No. 2423 L.L.C., DSME Hull No. 2425 L.L.C., DSME Hull No. 2430 L.L.C., DSME Hull No. 2431 L.L.C., DSME Hull No. 2433 L.L.C. and DSME Hull No. 2434 L.L.C. (as borrowers) and China Development Bank. (4)

4.4	Agreement and Plan of Merger, dated October 4, 2021, by and among Stonepeak Infrastructure Fund IV Cayman (AIV III) LP, Limestone Merger Sub, Inc., Teekay LNG Partners, L.P. and Teekay GP L.L.C. (5)
8.1	List of Subsidiaries of Seapeak LLC.
11.1	Insider Trading Policy (6)
12.1	Rule 13a-15(e)/15d-15(e) Certification of Mark Kremin, President and Chief Executive Officer.
12.2	Rule 13a-15(e)/15d-15(e) Certification of Scott Gayton, Chief Financial Officer.
13.1	Certification of Mark Kremin, President and Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Scott Gayton, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consolidated Financial Statements of TC LNG Shipping L.L.C.
97	Clawback Policy (7)
101.INS	Inline XBRL Instance Document.
101.SCJ	Inline XBRL Taxonomy Extension Schema.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.INS)
___________________________
(1)Previously filed as exhibits 1.1, 1.2, 1.3 and 1.4 to the Company's Report on Form 6-K (File No. 1-32479), filed with the SEC on February 25, 2022, and hereby incorporated by reference to such Annual Report.
(2)Previously filed as exhibit 2.2 to the Company's Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on March 22, 2024 and hereby incorporated by reference to such report.
(3)Previously filed as exhibits 4.37 and 4.39 to the Company's Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 26, 2017 and hereby incorporated by reference to such report.
(4)Previously filed as exhibit 4.20 to the Company's Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 5, 2019 and hereby incorporated by reference to such report.
(5)Previously filed as an exhibit 4.1 to the Company's Report on Form 6-K (File No. 1-32479), filed with the SEC on October 12, 2021 and hereby incorporated by reference to such report.
(6)Previously filed as exhibit 11.1 to the Company's Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on March 22, 2024 and hereby incorporated by reference to such report.
(7)Previously filed as exhibit 97 to the Company's Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on March 22, 2024 and hereby incorporated by reference to such report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEAPEAK LLC

Date: March 14, 2025	By:	/s/ Scott Gayton
Scott Gayton
Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders
Seapeak LLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Seapeak LLC and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of (loss) income, comprehensive (loss) income, cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Evaluation of the fair values of certain steam turbine LNG vessels

As discussed in Note 1 to the consolidated financial statements, vessels and equipment are assessed for impairment when events or circumstances indicate the total net carrying value of the asset group may not be recoverable. If the total net carrying value of the asset group exceeds the estimated net undiscounted cash flows expected to be generated over the vessel's remaining useful life, the total net carrying value of the vessel and its customer contract is reduced to its estimated fair value. As discussed in Note 18(a) to the consolidated financial statements, in December 2024, the carrying values of seven steam turbine LNG vessels were written down to their estimated fair values, resulting in an impairment charge of $387.1 million. The fair values of certain of those seven steam turbine LNG vessels were determined using a discounted cash flow approach.

We identified the evaluation of the fair values of these steam turbine LNG vessels as a critical audit matter. Challenging auditor judgment was required to evaluate the estimated daily hire rate on rechartering and the discount rate used in determining the discounted cash flows for these steam turbine LNG vessels, because these assumptions are subject to significant measurement uncertainty. Changes in the estimated daily hire rate on rechartering or the discount rate could have had a significant impact on the fair values of those LNG vessels.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the evaluation of the discount rate and estimated daily hire rate on rechartering used in the measurement of the fair values of these steam turbine LNG vessels. We assessed the estimated daily hire rate on rechartering by comparing it to third party documentation and historical rates for steam turbine LNG vessels with similar characteristics. We involved valuation professionals with specialized skills and knowledge who assisted in evaluating the discount rate by comparing it to a discount rate range that was independently developed using publicly available market data for comparable entities. We performed sensitivity analyses over the estimated daily hire rate on rechartering and the discount rate used in determining the discounted cash flows to assess their impact on the impairment charge recorded.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2011.
Vancouver, Canada
March 14, 2025

SEAPEAK LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF (LOSS) INCOME (note 1)
(in thousands of U.S. Dollars)

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Voyage revenues (notes 6 and 12a)	710,744	726,791	624,480
Voyage expenses	(11,594)	(21,440)	(34,609)
Vessel operating expenses	(230,896)	(232,660)	(192,149)
Time-charter hire expenses (note 12a)	(8,237)	(8,777)	(9,396)
Depreciation and amortization	(142,664)	(145,728)	(128,459)
General and administrative expenses	(29,088)	(30,911)	(25,470)
(Write-down) gain and gain (loss) on sales of vessels (notes 3a, 6 and 18)	(382,770)	27,991	(54,397)
Restructuring charges (notes 12a and 17)	—	—	(2,651)
(Loss) income from vessel operations	(94,505)	315,266	177,349
Equity income (notes 3b, 7 and 12a)	122,279	149,006	118,432
Interest expense	(178,417)	(187,506)	(137,129)
Interest income (note 7a)	14,101	11,412	8,132
Realized and unrealized gain on non-designated derivative instruments (note 13)	55,663	23,993	65,668
Foreign currency exchange (loss) gain (notes 10 and 13)	(1,396)	(5,354)	25,478
Other (expense) income (notes 1, 3b and 5)	(16,032)	21,110	(8,192)
Net (loss) income before income tax recovery (expense)	(98,307)	327,927	249,738
Income tax recovery (expense) (note 11)	2,486	(10,211)	(8,185)
Net (loss) income	(95,821)	317,716	241,553
Non-controlling interest in net (loss) income	(27,715)	13,174	17,461
Preferred unitholders' interest in net (loss) income	25,117	24,941	25,606
General partner's interest in net (loss) income	—	—	740
Common unitholder's / Limited partner's interest in net (loss) income	(93,223)	279,601	197,746
Related party transactions (note 12)
Subsequent events (note 20)
The accompanying notes are an integral part of the consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (note 1)
(in thousands of U.S. Dollars)

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Net (loss) income	(95,821)	317,716	241,553
Other comprehensive income (loss):
Other comprehensive income before reclassifications
Unrealized gain on qualifying cash flow hedging instruments, net of tax	21,670	6,555	83,563
Amounts reclassified from accumulated other comprehensive income, net of tax
To equity income:
Realized (gain) loss on qualifying cash flow hedging instruments	(17,467)	(16,595)	8,400
To interest expense:
Realized loss on qualifying cash flow hedging instruments (note 13)	761	1,242	2,453
Other comprehensive income (loss)	4,964	(8,798)	94,416
Comprehensive (loss) income	(90,857)	308,918	335,969
Non-controlling interest in comprehensive (loss) income	(27,487)	13,546	18,197
Preferred unitholders' interest in comprehensive (loss) income	25,117	24,941	25,606
Common unitholder's / General and limited partners' interest in comprehensive (loss) income	(88,487)	270,431	292,166
The accompanying notes are an integral part of the consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (note 1)
(in thousands of U.S. Dollars, except unit data)

	As at December 31, 2024 $	As at December 31, 2023 $
ASSETS
Current
Cash and cash equivalents (note 15a)	153,726	168,409
Restricted cash – current (note 15a)	9,210	2,910
Accounts receivable, including non-trade of $6,183 (2023 – $7,993) (note 13)	29,058	31,269
Prepaid expenses	15,162	15,318
Vessels held for sale (note 18)	—	22,323
Current portion of derivative assets (note 13)	35,684	22,397
Current portion of net investments in direct financing and sales-type leases, net (notes 3b and 6)	20,928	20,572
Advances to affiliates (notes 12b and 14f)	19,679	22,718
Other current assets (note 14f)	6,619	1,294
Total current assets	290,066	307,210
Restricted cash – long-term (note 15a)	25,032	13,075
Vessels and equipment
At cost, less accumulated depreciation of $94,752 (2023 – $715,758)	731,318	932,414
Vessels related to finance leases, at cost, less accumulated depreciation of $367,146 (2023 – $293,820) (note 5)	1,979,630	2,050,933
Advances on newbuilding contracts (note 14a)	243,186	228,562
Operating lease right-of-use assets	—	7,772
Total vessels and equipment	2,954,134	3,219,681
Investments in and advances to equity-accounted joint ventures, net (notes 3b and 7)	1,346,578	1,311,739
Net investments in direct financing and sales-type leases, net (notes 3b and 6)	625,398	669,139
Other assets	28,858	34,875
Derivative assets (note 13)	50,913	35,127
Intangible assets, net (note 8)	20,434	30,447
Goodwill (note 8)	37,308	40,308
Total assets	5,378,721	5,661,601
LIABILITIES AND EQUITY
Current
Accounts payable	7,093	6,692
Accrued liabilities and other (notes 9 and 14)	100,060	89,852
Unearned revenue (note 6)	34,733	38,343
Current portion of long-term debt (note 10)	177,093	107,820
Current obligations related to finance leases (note 5)	129,418	180,206
Current portion of operating lease liabilities	—	9,905
Current portion of derivative liabilities (note 13)	22,283	—
Advances from affiliates (note 12b)	6,721	7,298
Total current liabilities	477,401	440,116
Long-term debt (note 10)	882,446	960,202
Long-term obligations related to finance leases (note 5)	1,598,135	1,481,786
Other long-term liabilities (notes 3b, 6, 7a and 14e)	88,764	78,582
Derivative liabilities (note 13)	25,281	23,836
Total liabilities	3,072,027	2,984,522
Commitments and contingencies (notes 5, 7, 10, 13 and 14)
Equity
Common units (99.9 million units issued and outstanding at December 31, 2024 and 2023)	1,931,879	2,275,102
Preferred units (11.9 million units authorized; 11.5 million units issued and outstanding at December 31, 2024 and 2023)	278,419	278,419
Accumulated other comprehensive income	36,083	31,347
Equity	2,246,381	2,584,868
Non-controlling interest	60,313	92,211
Total equity	2,306,694	2,677,079
Total liabilities and total equity	5,378,721	5,661,601

The accompanying notes are an integral part of the consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (note 1)
(in thousands of U.S. Dollars)

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(95,821)	317,716	241,553
Non-cash and non-operating items:
Unrealized gain on non-designated derivative instruments (note 13)	(32,215)	(3,226)	(70,650)
Depreciation and amortization	142,664	145,728	128,459
Write-down (gain) and (gain) loss on sales of vessels (notes 6 and 18)	382,770	(27,991)	54,397
Unrealized foreign currency exchange loss (gain) including the effect of settlement upon maturity or termination of cross currency swaps (note 13)	2,884	9,183	(29,884)
Equity income, net of distributions received of $63,263 (2023 – $76,710 and 2022 – $97,768)	(56,948)	(72,296)	(20,664)
Amortization of deferred financing issuance costs included in interest expense	4,418	6,367	6,949
Change in unrealized credit loss provisions included in other (expense) income (note 3b)	22,300	(17,700)	(9,400)
Gain on extinguishment of obligations related to finance leases included in other (expense) income (note 5)	(6,331)	(5,064)	—
Other non-cash items	(1,483)	9,953	6,934
Change in operating assets and liabilities (note 15b)	33,050	(6)	(30,917)
Net operating cash flow	395,288	362,664	276,777

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	550,885	190,000	367,709
Scheduled repayments of long-term debt and settlement of related swaps (note 13)	(106,903)	(242,925)	(110,593)
Prepayments of long-term debt	(432,585)	(294,951)	(197,836)
Financing issuance costs	(8,553)	(4,793)	(2,200)
Scheduled repayments of obligations related to finance leases	(131,147)	(122,263)	(74,987)
Cash distributions paid	(275,117)	(74,941)	(25,606)
Dividends paid to non-controlling interest	(4,411)	(864)	(4,180)
Proceeds from financing related to sales and leaseback of vessels (note 5)	629,685	309,778	160,000
Extinguishment of obligations related to finance leases, net of security deposits (note 5)	(413,501)	(215,064)	(122,458)
Repurchase of preferred units (note 16)	—	(3,972)	(2,690)
Acquisition of Teekay Subsidiaries, includes assumed cash of $5,783 (note 1)	—	—	10,674
Equity contributions from Stonepeak (notes 1 and 16)	—	86,180	135,306
Repurchase of restricted unit awards (note 1)	—	—	(5,964)
Net financing cash flow	(191,647)	(373,815)	127,175

INVESTING ACTIVITIES
Expenditures for vessels and equipment, including advances on newbuilding contracts	(257,733)	(147,970)	(108,024)
Capital returned from equity-accounted joint ventures	29,961	—	—
Proceeds from repayments of advances to equity-accounted joint ventures	—	—	32,266
Acquisition of Evergas, net of cash acquired $15,303 (note 19)	—	(3,000)	(223,137)
Proceeds from sales of investment in equity-accounted joint venture and vessels (notes 7a(viii) and 18)	27,705	80,569	18,832
Net investing cash flow	(200,067)	(70,401)	(280,063)

Increase (decrease) in cash, cash equivalents and restricted cash	3,574	(81,552)	123,889
Cash, cash equivalents and restricted cash, beginning of the year	184,394	265,946	142,057
Cash, cash equivalents and restricted cash, end of the year	187,968	184,394	265,946
Supplemental cash flow information (note 15)
The accompanying notes are an integral part of the consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY (note 1)
(in thousands of U.S. Dollars, except unit data)

	TOTAL EQUITY
	Unitholder Equity (note 1)
	Common Unitholder / Limited Partner Common Units (note 1)	Common Unitholder / Limited Partner Common Units (note 1)	Common Unitholder / Limited Partner Preferred Units (note 1)	Common Unitholder / Limited Partner Preferred Units (note 1)	General Partner (note 1)	Accumulated Other Comprehensive (Loss) Income	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2021	87,010	1,583,229	11,800	285,159	48,286	(53,163)	65,512	1,929,023
Cancellation of restricted unit awards (note 1)	—	(3,254)	—	—	(59)	—	—	(3,313)
Contributed capital from Stonepeak (note 1)	—	5,926	—	—	109	—	—	6,035
Acquisition of Teekay Subsidiaries (note 1)	—	(2,701)	—	—	(50)	—	—	(2,751)
Distributions declared prior to conversion to limited liability company (note 1):
Preferred units Series A ($0.5625 / unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 / unit)	—	—	—	(3,613)	—	—	—	(3,613)
Net income prior to conversion to limited liability company (note 1)	—	40,407	—	3,998	740	—	2,495	47,640
Conversion to limited liability company (note 1)	(87,010)	(1,623,607)	(11,800)	(282,732)	(49,026)	—	—	(1,955,365)
Issuance of Company common & preferred units (note 1)	88,565	1,672,633	11,800	282,732	—	—	—	1,955,365
Net income	—	157,339	—	21,608	—	—	14,966	193,913
Other comprehensive income	—	—	—	—	—	93,680	736	94,416
Equity contribution from Stonepeak (notes 12c and 16)	—	129,271	—	—	—	—	—	129,271
Distributions declared:
Preferred units Series A ($1.6875/ unit)	—	—	—	(8,391)	—	—	—	(8,391)
Preferred units Series B ($1.5939 / unit)	—	—	—	(10,790)	—	—	—	(10,790)
Repurchase of preferred units (note 16)	—	(15)	(111)	(2,675)	—	—	—	(2,690)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(4,180)	(4,180)
Balance as at December 31, 2022	88,565	1,959,228	11,689	282,484	—	40,517	79,529	2,361,758
Net income	—	279,601	—	24,941	—	—	13,174	317,716
Other comprehensive (loss) income	—	—	—	—	—	(9,170)	372	(8,798)
Equity contribution from Stonepeak (notes 12c and 16)	—	86,180	—	—	—	—	—	86,180
Conversion of equity contributions from Stonepeak into common units (notes 12c and 16)	11,384	—	—	—	—	—	—	—
Distributions declared:
Common units ($0.5003 / unit)	—	(50,000)	—	—	—	—	—	(50,000)
Preferred units Series A ($2.25 / unit)	—	—	—	(11,070)	—	—	—	(11,070)
Preferred units Series B ($2.13 / unit)	—	—	—	(13,871)	—	—	—	(13,871)
Repurchase of preferred units (note 16)	—	93	(160)	(4,065)	—	—	—	(3,972)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(864)	(864)
Balance as at December 31, 2023	99,949	2,275,102	11,529	278,419	—	31,347	92,211	2,677,079
Net (loss) income	—	(93,223)	—	25,117	—	—	(27,715)	(95,821)
Other comprehensive income	—	—	—	—	—	4,736	228	4,964
Distributions declared:
Common units ($2.5013 / unit)	—	(250,000)	—	—	—	—	—	(250,000)
Preferred units Series A ($2.25 / unit)	—	—	—	(11,246)	—	—	—	(11,246)
Preferred units Series B ($2.13 / unit)	—	—	—	(13,871)	—	—	—	(13,871)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(4,411)	(4,411)
Balance as at December 31, 2024	99,949	1,931,879	11,529	278,419	—	36,083	60,313	2,306,694
The accompanying notes are an integral part of the consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

1.Summary of Significant Accounting Policies
Basis of presentation
On October 4, 2021, the Company (as Teekay LNG Partners L.P., a Marshall Islands limited partnership), entered into an agreement and plan of merger with Teekay GP L.L.C. (or the General Partner), an investment vehicle (or Acquiror) managed by Stonepeak Partners L.P. (or Stonepeak), and a wholly-owned subsidiary of Acquiror (or Merger Sub). On January 13, 2022, Stonepeak completed its acquisition of the Company, with Merger Sub merging with and into the Company, and with the Company surviving the merger as a subsidiary of Stonepeak (or the Merger). Pursuant to the Merger and related transactions (collectively referred to as the "Stonepeak Transaction"), (a) each issued and outstanding common unit of the Company, including approximately 36.0 million common units owned by Teekay Corporation (or Teekay) (but excluding any common units owned by the Company, Acquiror or the Company’s or Acquiror’s respective wholly-owned subsidiaries), was converted into the right to receive cash in an amount equal to $17.00 per common unit, (b) Teekay sold to Acquiror all of the outstanding ownership interests in the General Partner for $26.4 million, which price consisted of $17.00 for each of the approximately 1.6 million common unit equivalents represented by the economic interest of the General Partner's general partner interest in the Company and (c) the Company acquired certain restructured subsidiaries of Teekay (or the Teekay Subsidiaries) that provide, through services agreements, comprehensive managerial, operational and administrative services to the Company and its subsidiaries and joint ventures and as a result of this acquisition, Teekay paid the Company $4.9 million. The Company incurred fees of $18.0 million relating to professional services provided in connection to the Stonepeak Transaction which are included in other (expense) income in the Company's consolidated statement of (loss) income for the year ended December 31, 2022. On January 24, 2022, the Company's common units were delisted from the New York Stock Exchange. The Company's 9.00% Series A Cumulative Redeemable Perpetual Preferred Units (or the Series A Preferred Units) and 8.50% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series B Preferred Units) remain outstanding and continue to trade on the New York Stock Exchange following the Merger.
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

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
Foreign currency
The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Company is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in foreign currency exchange (loss) gain in the accompanying consolidated statements of (loss) income.
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
Vessels and equipment
All pre-delivery costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standards required to properly service the Company’s customers are capitalized. Interest costs capitalized to advances on newbuilding contracts for the year ended December 31, 2024 amounted to $14.6 million (December 31, 2023 - $13.1 million and December 31, 2022 - $nil) (see Note 14a).
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
Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 30 years for natural gas liquid (or NGL) carriers and 35 years for liquefied natural gas (or LNG) carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 30 years, or 35 years, respectively. Effective January 1, 2025, the Company has reduced to 25 years the estimated useful life of its seven steam turbine LNG carriers, the oldest vessels in the Company's LNG fleet (see Note 18a). Depreciation of vessels and equipment, excluding amortization of dry-docking expenditures, for the years ended December 31, 2024, 2023 and 2022 aggregated to $113.4 million, $102.2 million and $102.4 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and owned vessels related to finance leases.
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
The following table summarizes the change in the Company’s capitalized dry-docking costs from January 1, 2022 to December 31, 2024:

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Balance at January 1,	60,639	58,311	51,020
Cost incurred for dry docking	7,939	24,349	18,870
Acquisition of vessels (note 19)	—	—	9,182
Transfer to vessels held for sale and write-down of vessels	(18,130)	(3,920)	(3,367)
Dry-dock amortization	(19,090)	(18,101)	(17,394)
Balance at December 31,	31,358	60,639	58,311

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
Vessels and equipment that are intended to be held and used in the Company's business are assessed for impairment when events or circumstances indicate the total net carrying value of the asset group, consisting of the vessel and its customer contract, may not be recoverable. If the total net carrying value of the asset group exceeds the estimated net undiscounted cash flows expected to be generated over the vessel's remaining useful life and the fair value of the asset group is less than its carrying value, the total net carrying value of the vessel and its customer contract is reduced to its estimated fair value. The impairment loss is allocated to each long-lived asset within the asset group on a pro-rata basis using the relative carrying amount of those assets, except that the loss allocated to each asset within the asset group should not reduce the carrying amount of that asset below its fair value whenever the fair value of that individual asset is determinable without undue cost and effort. The estimated fair value for the Company’s impaired vessels is determined using discounted cash flows or appraised values. In cases where an active second-hand sale and purchase market does not exist, or in certain other cases, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel and customer contract. In cases where an active second-hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is based on second-hand sale and purchase data, and other information provided by third parties.
Vessels and equipment that are "held for sale" are measured at the lower of their carrying value or fair value less costs to sell and are not depreciated while classified as held for sale. Interest and other expenses and related liabilities attributable to vessels and equipment classified as held for sale continue to be recognized as incurred.
Equity-accounted joint ventures
The Company’s investments in certain joint ventures, in which the Company does not control the entity but has the ability to exercise significant influence over the operating and financial policies of the entity, are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of comprehensive earnings or losses and distributions. The Company evaluates its equity-accounted joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If an equity-accounted investment is impaired and if the estimated fair value is less than its carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s consolidated statements of (loss) income. The Company’s maximum exposure to loss is the amount it has invested in and advanced to its equity-accounted joint ventures, and the Company's proportionate share of the long-term debt and interest rate swaps that it has guaranteed within its equity-accounted joint ventures.
Debt issuance costs
Debt issuance costs related to a recognized debt liability, including fees, commissions and legal expenses, are deferred and presented as a direct reduction from the carrying amount of that debt liability and amortized on an effective interest rate method over the term of the relevant loan. Debt issuance costs that are not attributable to a specific debt liability or where the debt issuance costs exceed the carrying value of the related debt liability (primarily undrawn revolving credit facilities) are deferred and presented as other non-current assets in the Company's consolidated balance sheets. Amortization of debt issuance costs is included in interest expense in the Company’s consolidated statements of (loss) income.
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
Customer contract intangible assets are amortized over the expected life of a customer contract. The amount amortized each year is weighted based on the projected revenue to be earned under the contracts. Customer contract intangible assets are assessed for impairment, along with the vessel asset servicing the customer contract, when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset and related vessel asset is not recoverable and their carrying amount exceeds their fair value.

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
The Company uses the effective interest rate method to subsequently account for the lease liability, whereby interest is recognized in interest expense in the Company’s consolidated statements of (loss) income. For those leases classified as operating leases, lease interest and right-of-use asset amortization in aggregate result in a straight-line expense profile that is presented in time-charter hire expense for vessels and general and administrative expense for office leases, unless the right-of-use asset becomes impaired. For those leases classified as finance leases, the right-of-use asset is amortized on a straight-line basis over the remaining life of the vessel, with such amortization included in depreciation and amortization in the Company’s consolidated statements of (loss) income. Variable lease payments that are based on the usage or performance of the underlying asset are recognized as an expense when incurred, unless achievement of a specified target triggers the lease payment, in which case an expense is recognized in the period when achievement of the target is considered probable.
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
Expected credit loss provisions are presented on the consolidated balance sheets as a reduction to the carrying value of the related financial asset and as an other long-term liability for expected credit loss provisions that relate to guarantees of secured loan facilities of equity-accounted joint ventures. Changes in expected credit loss provisions are presented within other (expense) income in the Company's consolidated statements of (loss) income.
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
For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item (e.g. interest expense) in the Company’s consolidated statements of (loss) income. If a cash flow hedge is terminated or dedesignated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the Company’s consolidated statements of (loss) income. If the hedged items are no longer probable of occurring, amounts recognized in total equity are immediately transferred to the corresponding earnings line item in the Company’s consolidated statements of (loss) income.
For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps are recorded in realized and unrealized gain on non-designated derivative instruments in the Company’s consolidated statements of (loss) income. Gains and losses from the Company’s cross currency swaps are recorded in foreign currency exchange (loss) gain in the Company’s consolidated statements of (loss) income. Cash flows associated with the settlement of interest rate swaps and the interest component of cross currency swaps are presented within operating activities, whereas cash flows associated with the component of a cross currency swap that hedges the repayment of foreign currency denominated debt are presented within financing activities.
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
The Company recognizes the tax benefits of uncertain tax positions only if it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the Company’s consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax recovery (expense) in the Company’s consolidated statements of (loss) income.
Environmental Emissions
Effective January 1, 2024, emissions emitted by the maritime industry have been integrated in the European Union Emissions Trading System (or EU ETS) (see Note 14f). Under the EU ETS, the Company recognizes a liability at each period end based on the total number of Emissions Allowances (or EUAs) required to be submitted based on emissions occurring on or prior to the period end. The obligation to submit EUAs is included in accrued liabilities in the Company’s consolidated balance sheets, if required to be submitted within one year of the balance sheet date, or otherwise in other long-term liabilities. For vessels that the Company manages for its equity-accounted joint ventures, the Company recognizes a concurrent receivable from its equity-accounted joint ventures consisting of the amount of the obligation to submit EUAs. For the Company’s vessels under its management, the Company recognizes a concurrent accrued receivable due from charterers consisting of the portion of the obligation to submit EUAs that the Company is entitled to recover from charterers. The cost of EUAs that cannot be recovered from charterers is reflected within voyage expenses in the Company’s consolidated statement of (loss) income. EUAs purchased by the Company or received from charterers are initially recognized as an asset at cost based on their purchase price if acquired by the Company, or their fair value on date of receipt, if received from charterers. EUAs held by the Company are included in other current assets in the Company’s consolidated balance sheets, if required to be submitted within one year of the balance sheet date, or otherwise in other assets. EUAs are derecognized on a first-in-first-out basis upon their submission to the applicable regulatory authority.
Guarantees
Guarantees issued by the Company, excluding those that are guaranteeing its own performance, are recognized at fair value at the time the guarantees are issued and are presented in the Company’s consolidated balance sheets as other long-term liabilities. The liability recognized on issuance is amortized to other (expense) income on the Company’s consolidated statements of (loss) income over the term of the guarantee. If it becomes probable that the Company will have to perform under a guarantee, the Company will recognize an additional liability if the amount of the loss can be reasonably estimated.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
Business combinations
Accounting for acquisitions requires the Company to recognize separately from goodwill the assets acquired and the liabilities assumed at their estimated acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the estimated acquisition date fair values to reflect new information obtained about facts and circumstances that existed on the acquisition date with the corresponding offset to goodwill. Upon conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company's consolidated statement of (loss) income.
2.Accounting Pronouncements
In November 2023, the FASB issued Accounting Standards Update (or ASU) 2023-07 – Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures (or ASU 2023-07). This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and other segment items, and extends certain annual segment disclosure requirements to interim period reporting. The adoption of this ASU during 2024 did not have a material impact on the Company's consolidated financial statements for the year ended December 31, 2024.

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

In November 2024, the FASB issued ASU 2024-03 – Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses (or ASU 2024-03). This ASU improves the disclosures about a public business entity’s expenses and addresses requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). This ASU is effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. The amendments in this ASU are applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to any or all prior periods presented in the financial statements. The Company does not expect that adoption of ASU 2024-03 will have a material impact on the Company's consolidated financial statements.
3.Fair Value Measurements and Financial Instruments
a)Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents and restricted cash – The fair value of the Company’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.
Interest rate swap agreements, foreign currency forward contracts and cross currency swap agreements – The fair value of these derivative instruments of the Company is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Company and the derivative counterparties. The estimated amount is the present value of future cash flows. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. The Company's interest rate swap agreements do not require the Company to provide cash collateral to these institutions; however, cash collateral may be required by certain institutions on some of the Company's cross currency swap agreements and as at December 31, 2024, the Company had pledged $19.5 million cash as collateral (December 31, 2023 – $3.0 million), which has been recorded as restricted cash – current and restricted cash – long-term on the Company's consolidated balance sheets. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term. Minor changes to the forward interest curves and forward foreign exchange rates used as inputs to the valuations may have a significant effect on the fair value of these derivative instruments.
Long-term debt – The fair values of the Company’s fixed-rate and variable-rate long-term debt are either based on quoted market prices or estimated by the Company using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.
Long-term obligations related to finance leases – The fair values of the Company's long-term obligations related to finance leases are estimated by the Company using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.
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

		December 31, 2024		December 31, 2023
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash (note 15a)	Level 1	187,968	187,968	184,394	184,394
Derivative instruments (note 13)
Interest rate swap agreements – assets	Level 2	88,025	88,025	55,582	55,582
Interest rate swap agreements – liabilities	Level 2	—	—	(156)	(156)
Foreign currency contracts – assets	Level 2	—	—	221	221
Foreign currency contracts – liabilities	Level 2	(527)	(527)	—	—
Cross currency swap agreements – assets	Level 2	937	937	4,634	4,634
Cross currency swap agreements – liabilities	Level 2	(47,037)	(47,037)	(23,680)	(23,680)
Non-recurring:
Vessels held for sale (note 18b)	Level 2	—	—	22,323	22,323
Vessels and equipment (note 18b)	Level 2	—	—	2,000	2,000
Vessels and equipment (note 18a)	Level 3	294,631	294,631	—	—
Other:
Loans to equity-accounted joint ventures (note 7a(ii))	(i)	99,806	(i)	93,986	(i)
Long-term debt – public (note 10)	Level 1	(174,720)	(180,334)	(194,587)	(203,226)
Long-term debt – non-public (note 10)	Level 2	(884,819)	(886,224)	(873,435)	(875,260)
Obligations related to finance leases (note 5)	Level 2	(1,727,553)	(1,715,651)	(1,661,992)	(1,652,621)

(i)The advances to equity-accounted joint ventures together with the Company’s equity investments in the joint ventures form the net aggregate carrying value of the Company’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.
b)Credit Losses
As at December 31, 2024 and 2023, the Company's exposure to potential credit losses under ASC 326, Financial Instruments – Credit Losses included its four direct financing leases and sales-type leases, one of its loans to equity-accounted joint ventures and its guarantees of its proportionate share of secured loan facilities of three of its equity-accounted joint ventures. In addition, the Company's exposure to potential credit losses within its equity-accounted joint ventures under ASC 326 primarily includes: direct financing and sales-types leases for 14 LNG carriers within its 50/50 joint venture with China LNG Shipping (Holdings) Limited (or China LNG) (or the Yamal LNG Joint Venture); its 40% ownership interest in Teekay Nakilat (III) Corporation (or the RasGas III Joint Venture); its 33% ownership interest in a joint venture with NYK Energy Transport (or NYK) and Mitsui & Co., Ltd. (or the Angola Joint Venture); and one floating storage unit (or FSU) and an LNG regasification terminal joint venture within Bahrain LNG W.L.L (or the Bahrain LNG Joint Venture) (see Note 7a).

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

The following table includes the amortized cost basis of the Company’s direct interests in financing receivables and net investment in direct financing and sales-type leases by class of financing receivables and by period of origination and their associated credit quality as at December 31, 2024 and 2023.

		As at December 31,
		2024		2023
	Period of Origination	Credit Quality Grade (i)	Amortized Cost Basis $	Credit Quality Grade (i)	Amortized Cost Basis $

Direct financing and sales-type leases
Tangguh Hiri and Tangguh Sago	2017 and prior	Performing	274,928	Performing	291,092
Seapeak Bahrain	2018	Performing	200,872	Performing	204,135
Seapeak Creole	2023	Performing	202,526	Performing	204,184
			678,326		699,411
Loans to equity-accounted joint ventures
Bahrain LNG Joint Venture	2017 and prior	Performing	99,806	Performing	93,986
			99,806		93,986
			778,132		793,397
(i)The Company's credit quality grades are based on internal risk credit ratings whereby a credit quality grade of performing is consistent with a low likelihood of loss. The Company assesses the credit quality of its direct financing and sales-type leases on whether there are no past due payments (30 days late), no concessions granted to the counterparties and whether the Company is aware of any other information that would indicate that there is a material increase of likelihood of loss. The same policy is applied by the equity-accounted joint ventures. The Company assesses the credit quality of its loan to the Bahrain LNG Joint Venture based on whether there are any past due payments from the Bahrain LNG Joint Venture’s primary customer, whether the Bahrain LNG Joint Venture has granted any concessions to its primary customer and whether the Company is aware of any other information that would indicate that there is a material increase of likelihood of loss. As at December 31, 2024 and 2023, all direct financing and sales-type leases held by the Company and the Company’s equity-accounted joint ventures had a credit quality grade of performing.

Changes in the Company's allowance for credit losses for the years presented in these consolidated financial statements are as follows:

	Direct financing and sales-type leases (i) $	Direct financing and sales-type leases and other within equity-accounted joint ventures (i) $	Loans to equity-accounted joint ventures (ii) $	Guarantees of debt (iii) $	Total $
As at January 1, 2022	34,000	58,300	4,100	1,700	98,100
Reversal of potential credit losses	(7,800)	(21,700)	(1,200)	(400)	(31,100)
As at December 31, 2022	26,200	36,600	2,900	1,300	67,000
Reversal of potential credit losses	(16,500)	(13,900)	(800)	(400)	(31,600)
As at December 31, 2023	9,700	22,700	2,100	900	35,400
Provision for (reversal of) potential credit losses	22,300	6,900	(300)	300	29,200
As at December 31, 2024	32,000	29,600	1,800	1,200	64,600
(i)The credit loss provision related to the lease receivable component of the net investment in direct financing and sales-type leases is based on an internal historical loss rate, as adjusted when asset specific risk characteristics of the existing lease receivables at the reporting date are not consistent with those used to measure the internal historical loss rate and as further adjusted when management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. During the years presented in these consolidated financial statements, two LNG project counterparties maintained investment grade credit ratings. As such, at December 31, 2024 and 2023, the internal historical loss rate used to determine the credit loss provision was adjusted downward to reflect a lower risk for two of these LNG projects (January 1, 2022 – two LNG projects, December 31, 2022 – one LNG project) at such dates compared to the average LNG project used to determine the internal historical loss rate. In addition, the internal historical loss rate was adjusted upwards for (a) one LNG project to reflect a lower credit rating for the counterparty, including consideration of the critical infrastructure nature of LNG production, and (b) a second LNG project to reflect a larger potential risk of loss upon potential default as the vessels servicing this project have fewer opportunities for redeployment compared to the Company’s other LNG carriers. The credit loss provision for the residual value component is based on a reversion methodology whereby the current estimated fair value of the vessel as depreciated to the end of the charter contract is compared to the expected carrying value, with such potential gain or loss on maturity being included in the credit loss provision in increasing magnitude on a straight-line basis the closer the contract is to its maturity. Risks related to the net investments in direct financing and sales-type leases consist of risks related to the underlying LNG projects and demand for LNG carriers at the end of the time-charter contracts.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
The change in credit loss provision of $22.3 million for the Company's consolidated vessels for the year ended December 31, 2024 ($(16.5) million during 2023 and $(7.8) million during 2022) is included in other (expense) income in the Company's consolidated statements of (loss) income. The change in credit loss provision for the year ended December 31, 2024 primarily reflects a decrease in the estimated charter-free valuations for certain types of its LNG carriers at the end of their time-charter contract which are accounted for as direct financing and sales-type leases in the Company's consolidated balance sheets. These estimated future charter-free values are subject to change based on the underlying LNG shipping market fundamentals.
The change in credit loss provision of $6.9 million for the year ended December 31, 2024 ($(13.9) million during 2023 and $(21.7) million during 2022) relating to the direct financing and sales-type leases and other within the Company's equity-accounted joint ventures is included in equity income in the Company's consolidated statements of (loss) income. The change in credit loss provision for the year ended December 31, 2024 primarily reflects a decrease in the estimated charter-free valuations for certain types of LNG carriers at the end of their time-charter contract, which are accounted for as direct financing and sales-type leases within investments in equity-accounted joint ventures in the Company's consolidated balance sheets.
The changes in the credit loss provision for the Company's consolidated vessels and the vessels within the Company's equity-accounted joint ventures for the year ended December 31, 2024 do not reflect any material change in expectations of the charterers' ability to make their time-charter hire payments as they come due compared to the beginning of the year.
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

4.Segment Reporting
The Company has two reportable segments, the LNG segment and the NGL segment. The Company’s LNG segment consists of LNG carriers which generally operate under long-term, fixed-rate time-charter contracts to international energy companies. The Company's NGL segment consists of LPG, Ethane and multi-gas carriers which generally operate under voyage charters or time-charters. As at December 31, 2024, the Company’s LNG segment consisted of 50 LNG carriers and LNG carrier newbuildings (including 24 LNG carriers included in joint ventures that are accounted for under the equity method) and one LNG receiving and regasification terminal in Bahrain. As at December 31, 2024, the Company's NGL segment consisted of 40 LPG, Ethane and multi-gas carriers and LPG newbuildings (including 30 LPG carriers and newbuildings included in a joint venture that is accounted for under the equity method). The Company's chief operating decision maker is the Company's President and Chief Executive Officer who evaluates segment results based on (loss) income from vessel operations. The evaluation of segment results involves an assessment of the profitability of each segment. This information, along with forward-looking assessments of profitability, help the Company's chief operating decision maker to make informed decisions about investing and/or divesting of assets in a specific segment. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.
The following table presents voyage revenues and percentage of consolidated voyage revenues for the Company’s customers who accounted for 10% or more of the Company's consolidated voyage revenues during any of the years presented in these consolidated financial statements.

(U.S. Dollars in millions)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

INEOS Europe AG(i)	$115.4 or 16%	$114.1 or 16%	Less than 10%
Shell Plc.(ii) (iii)	$115.2 or 16%	$118.9 or 16%	$133.9 or 21%
Ras Laffan Liquefied Natural Gas Company Ltd.(ii)	$75.0 or 11%	$74.2 or 10%	$73.8 or 12%
(i)NGL segment.
(ii)LNG segment.
(iii)Includes its subsidiaries Shell International Trading Middle East Ltd. and Shell Tankers (Singapore) Private Ltd.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
The following tables include results for these segments for the years presented in these consolidated financial statements.

	Year Ended December 31, 2024
	LNG Segment $	NGL Segment $	Total $
Voyage revenues	566,614	144,130	710,744
Voyage expenses	(4,598)	(6,996)	(11,594)
Vessel operating expenses	(181,427)	(49,469)	(230,896)
Time-charter hire expenses	—	(8,237)	(8,237)
Depreciation and amortization	(111,339)	(31,325)	(142,664)
General and administrative expenses(i)	(23,402)	(5,686)	(29,088)
(Write-down) and gain on sales of vessels (note 18)	(387,109)	4,339	(382,770)
(Loss) income from vessel operations	(141,261)	46,756	(94,505)

Equity income (note 7)	94,577	27,702	122,279
Investment in and advances to equity-accounted joint ventures, net	1,158,718	187,860	1,346,578
Expenditures for vessels and equipment, including advances on newbuilding contracts	(256,540)	(645)	(257,185)
Expenditures for dry docking	(4,623)	(3,316)	(7,939)

	Year Ended December 31, 2023
	LNG Segment $	NGL Segment $	Total $
Voyage revenues	563,514	163,277	726,791
Voyage expenses	(6,715)	(14,725)	(21,440)
Vessel operating expenses	(175,382)	(57,278)	(232,660)
Time-charter hire expenses	—	(8,777)	(8,777)
Depreciation and amortization	(110,477)	(35,251)	(145,728)
General and administrative expenses(i)	(24,111)	(6,800)	(30,911)
Gain (write-down) and gain (loss) on sales of vessels (note 18)	35,807	(7,816)	27,991
Income from vessel operations	282,636	32,630	315,266

Equity income (note 7)	120,021	28,985	149,006
Investment in and advances to equity-accounted joint ventures, net	1,151,581	160,158	1,311,739
Expenditures for vessels and equipment, including advances on newbuilding contracts	(102,809)	(87)	(102,896)
Expenditures for dry docking	(26,633)	(1,287)	(27,920)

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

	Year Ended December 31, 2022
	LNG Segment $	NGL Segment $	Total $
Voyage revenues	575,433	49,047	624,480
Voyage expenses	(11,358)	(23,251)	(34,609)
Vessel operating expenses	(175,306)	(16,843)	(192,149)
Time-charter hire expenses	(9,396)	—	(9,396)
Depreciation and amortization	(121,719)	(6,740)	(128,459)
General and administrative expenses(i)	(24,214)	(1,256)	(25,470)
Write-down and gain on sale of vessels (note 18)	(52,004)	(2,393)	(54,397)
Restructuring charges (note 17)	(2,551)	(100)	(2,651)
Income (loss) from vessel operations	178,885	(1,536)	177,349

Equity income (note 7)	94,897	23,535	118,432
Investment in and advances to equity-accounted joint ventures, net	1,114,183	130,081	1,244,264
Expenditures for vessels and equipment	(145,102)	(233)	(145,335)
Expenditures for dry docking	(18,870)	—	(18,870)
(i)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to consolidated total assets presented in the Company's consolidated balance sheets is as follows:

	December 31, 2024 $	December 31, 2023 $
Total assets of the LNG segment	4,378,066	4,601,919
Total assets of the NGL segment	846,929	891,273
Unallocated:
Cash and cash equivalents	153,726	168,409
Consolidated total assets	5,378,721	5,661,601
5.Chartered-in Vessels

	December 31, 2024 $	December 31, 2023 $
Total obligations related to finance leases	1,727,553	1,661,992
Less current portion	(129,418)	(180,206)
Long-term obligations related to finance leases	1,598,135	1,481,786

As at December 31, 2024 and 2023, the Company was a party to finance leases on nine LNG carriers and 10 NGL carriers. These nine LNG carriers and 10 NGL carriers were sold by the Company to third parties (or Lessors) and leased back under 5.5 to 15-year bareboat charter contracts ending in 2026 through to 2035. At inception of these leases, the weighted-average interest rate implicit in these leases was 6.0% (December 31, 2023 – 5.7%). The bareboat charter contracts are presented as obligations related to finance leases on the Company's consolidated balance sheets.
As at December 31, 2024, the Company consolidated four of the 19 Lessors for financial reporting purposes as VIEs (December 31, 2023 – nine of the 19 Lessors). The Company understands that these vessels and lease operations are the only assets and operations of the Lessors. The Company operates the vessels during the lease term and, as a result, is considered to be, under GAAP, the Lessor's primary beneficiary. As at December 31, 2024, the sale and leaseback of 15 vessels (December 31, 2023 – 10 vessels) were accounted for as failed sales. The Company is not considered to hold a variable interest in these buyer Lessor entities and thus, does not consolidate these entities.
As at December 31, 2024, the liabilities of the four Lessors (December 31, 2023 – nine Lessors) considered as VIEs were loans and were non-recourse to the Company. The amounts funded to the four Lessors in order to purchase the vessels materially match the funding to be paid by the Company's subsidiaries under the sale-leaseback transactions. As a result, the amounts due by the Company's subsidiaries to the four Lessors considered as VIEs have been included in obligations related to finance leases as representing the Lessors' loans.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
As at December 31, 2024 and 2023, the obligations of the Company under the bareboat charter contracts for the nine LNG carriers and 10 NGL carriers were guaranteed by the Company. The guarantee agreements of the Company require it to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage, for certain of its finance leases. As at December 31, 2024, the Company was in compliance with all covenants in respect of the bareboat charters it guarantees.
As at December 31, 2024, the remaining commitments related to the financial liabilities of these nine LNG carriers and 10 NGL carriers, including the amounts to be paid to repurchase the vessels pursuant to the applicable finance leases, approximated $2.2 billion, including imputed interest of $456.3 million repayable through 2035, as indicated below:

Year	Commitments as at December 31, 2024
2025	$229,924
2026	$310,789
2027	$378,396
2028	$348,635
2029	$192,115
Thereafter	$724,028
During the year ended December 31, 2024, the Company exercised repurchase options to acquire eight of its NGL carriers, the Ineos Marlin, the Ineos Inspiration, the Ineos Independence, the Ineos Intuition, the Ineos Invention, the Ineos Insight, the Ineos Ingenuity and the Ineos Intrepid, and one of its LNG carriers, the Seapeak Oak, for a total cost of $422.2 million.
As a result of these repurchases, the Company recognized gains totaling $6.3 million on the extinguishment of the original financing arrangements relating to the vessels. These gains are included in other (expense) income for the year ended December 31, 2024 in the Company's consolidated statement of (loss) income. Immediately following the repurchases, the Company entered into new financing arrangements whereby it sold the vessels to third parties for a total of $629.7 million and chartered the vessels back for 5.5 to 8-year periods under bareboat charter contracts. The quarterly charter hire payments to be made by the Company consist of a fixed amount plus variable amounts based on Secured Overnight Finance Rate (or SOFR) plus a margin. The Company has options to repurchase the vessels at the end of the lease terms for a total cost of $283.5 million.
During January 2025, the Company entered into a new financing arrangement for the Marvel Swan LNG carrier (see Note 20b).
During the year ended December 31, 2023, the Company exercised repurchase options to acquire two of its NGL carriers, the Ineos Innovation and the Ineos Dolphin, and one of its LNG carriers, the Myrina, for a total cost of $218.3 million.
As a result of these repurchases in 2023, the Company recognized gains totaling $5.1 million on the extinguishment of the original financing arrangements relating to the vessels. These gains are included in other (expense) income for the year ended December 31, 2023 in the Company's consolidated statement of (loss) income. Immediately following the repurchases, the Company entered into new financing arrangements whereby it sold the vessels to third parties for a total of $327.0 million and chartered the vessels back for 8 to 12-year periods under bareboat charter contracts. The quarterly charter hire payments to be made by the Company consist of a fixed amount plus variable amounts based on SOFR plus a margin. The Company has options to repurchase the vessels at the end of the lease terms for a total cost of $107.8 million.
During November 2022, the Company refinanced the Macoma LNG carrier by acquiring the vessel from its original Lessor and then selling the vessel to another Lessor and leasing it back for a period of eight years. The Company has an option to repurchase the vessel at the end of the lease term for $61.0 million. As a result of this refinancing transaction, the Company recognized a loss of $0.7 million for the year ended December 31, 2022 on the extinguishment of the original financing arrangement which is included in other (expense) income in the Company's consolidated statement of (loss) income.
Certain bareboat charter agreements require that the Company maintain ratios of vessel values to the relevant outstanding underlying loan balances. As at December 31, 2024, the Company had four bareboat charter agreements, under which the aggregate outstanding loan balance was $153.7 million, that each requires the Company to maintain minimum vessel-value-to-outstanding-loan obligation balance ratios of 110%, if the vessels are employed under approved charters at such time, or 140%, if the vessels are not employed under approved charters at such time. As at December 31, 2024, the vessel-value-to-outstanding-loan obligation balance ratios were 162%, 157%, 157% and 155% under approved charters. The vessel values used in calculating these ratios are the appraised values provided by third parties.
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
As at December 31, 2024, a substantial majority of the Company’s consolidated vessels operated under time-charter contracts with the Company’s customers. Such contracts are scheduled to expire between 2025 and 2046. Certain of these contracts result in situations whereby the customer will pay consideration up front for performance to be provided at a later date. The time-charter contracts for many of the Company's LNG carriers have options that permit the charterer to extend the contract for periods up to a total extension between one and 15 years. In addition, each of the Company's time-charter contracts are subject to certain termination and purchase provisions. As at December 31, 2024, the Company had $37.1 million of advanced payments recognized as contract liabilities (December 31, 2023 – $43.6 million) which are expected to be recognized as voyage revenues and are included in unearned revenue and other long-term liabilities on the Company's consolidated balance sheets. The Company recognized $43.6 million and $41.0 million of revenue for the years ended December 31, 2024 and 2023, respectively, that was recognized as a contract liability at the beginning of those years.
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
Revenue Table
The following tables contain the Company's revenue for the years ended December 31, 2024, 2023 and 2022, by contract type and by segment.

	Year Ended December 31, 2024			Year Ended December 31, 2023			Year Ended December 31, 2022
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Time charters	465,542	130,570	596,112	474,180	140,307	614,487	489,848	10,185	500,033
Voyage charters	—	13,560	13,560	—	22,970	22,970	—	38,862	38,862
Management fees and other income	101,072	—	101,072	89,334	—	89,334	85,585	—	85,585
	566,614	144,130	710,744	563,514	163,277	726,791	575,433	49,047	624,480

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

The following table contains the Company’s total revenue for the years ended December 31, 2024, 2023 and 2022, by contracts or components of contracts accounted for as leases and those not accounted for as leases:

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Lease revenue
Lease revenue from lease payments of operating leases	504,691	536,072	467,323
Interest income on lease receivables	62,664	61,752	43,979
Variable lease payments – cost reimbursements(i)	4,902	5,365	5,198
	572,257	603,189	516,500
Non-lease revenue
Non-lease revenue – related to direct financing and sales-type leases	37,415	34,268	22,395
Management fees and other income	101,072	89,334	85,585
	138,487	123,602	107,980
Total	710,744	726,791	624,480
(i)Reimbursements for vessel operating expenditures and dry-docking expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer pursuant to charter contracts accounted for as operating leases.

Net Investments in Direct Financing and Sales-Type Leases
The two LNG carriers owned by Seapeak BLT Corporation (or the Tangguh Joint Venture), in which the Company has a 70% ownership interest and which the Company consolidates, commenced their time-charter contracts with their charterers in 2009. Both time-charter contracts are accounted for as direct financing leases with 20-year terms. In addition, the 21-year charter contract for the Seapeak Bahrain FSU commenced in September 2018 and is accounted for as a direct finance lease. In February 2023, the Seapeak Creole commenced a 23-year time-charter contract. The time charter contract is being accounted for as a sales-type lease. As a result, upon commencement of the time-charter contract the carrying value of the vessel was derecognized and a net investment in sales-type lease was recognized based on its estimated fair value from third party appraisals, resulting in a gain of $43.8 million being recognized during the year ended December 31, 2023. The gain is included in (write-down) gain and gain (loss) on sales of vessels in the Company's consolidated statement of (loss) income for the year ended December 31, 2023.
The following table lists the components of the net investments in direct financing and sales-type leases:

	December 31, 2024 $	December 31, 2023 $
Total lease payments to be received	941,046	1,024,763
Estimated unguaranteed residual value of leased properties	335,841	335,841
Initial direct costs	135	167
Less unearned revenue	(598,696)	(661,360)
Total net investments in direct financing and sales-type leases	678,326	699,411
Less credit loss provision	(32,000)	(9,700)
Total net investments in direct financing and sales-type leases, net	646,326	689,711
Less current portion	(20,928)	(20,572)
Net investments in direct financing and sales-type leases, net	625,398	669,139

As at December 31, 2024, estimated lease payments to be received by the Company related to its direct financing and sales-type leases in each of the next five succeeding fiscal years are approximately $83.6 million (2025), $82.3 million (2026), $83.6 million (2027), $78.9 million (2028), $50.6 million (2029) and an aggregate of $562.0 million thereafter. Two leases are expected to end in 2028, one lease is scheduled to end in 2039 and the remaining lease is scheduled to end in 2046.
Operating Leases
As at December 31, 2024, scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $451.8 million (2025), $370.1 million (2026), $219.4 million (2027), $174.9 million (2028), and $148.4 million (2029). Scheduled future rentals on operating lease contracts do not include rentals from vessels in the Company's equity-accounted joint ventures, rentals from unexercised option periods of contracts that existed on December 31, 2024, variable or contingent rentals, or rentals from contracts which were entered into or commenced after December 31, 2024. Therefore, the scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
The carrying amount of the Company's vessels which are employed on these charter contracts as at December 31, 2024, was $2.7 billion (December 31, 2023 – $3.0 billion). The cost and accumulated depreciation of these vessels employed on these charter contracts as at December 31, 2024 were $3.1 billion (December 31, 2023 – $4.0 billion) and $454.4 million (December 31, 2023 – $1.0 billion), respectively.
7.Equity-Accounted Joint Ventures
a)A summary of the Company's investments in and advances to equity-accounted joint ventures are as follows:

		As at December 31, 2024			As at December 31,
Name	Ownership Percentage	# of Delivered Vessels	LNG Terminal	Newbuildings on order (ix)	2024 $	2023 $
Angola Joint Venture (i)	33%	4	—	—	85,961	121,935
Bahrain LNG Joint Venture (ii)	30%	—	1	—	87,973	90,298
Exmar LPG Joint Venture (iii)	50%	18	—	12	187,860	160,158
MALT Joint Venture (iv)	52%	6	—	—	314,332	292,545
Pan Union LNG Joint Venture (v)	20%-30%	4	—	—	87,777	88,651
RasGas III Joint Venture (vi)	40%	4	—	—	117,995	130,124
Yamal LNG Joint Venture (vii)	50%	6	—	—	466,472	430,120
Other	50%	—	—	—	8	8
		42	1	12	1,348,378	1,313,839
Less credit loss provision					(1,800)	(2,100)
Investments in and advances to equity-accounted joint ventures, net					1,346,578	1,311,739

(i)Angola Joint Venture
As at December 31, 2024, the Company has a 33% ownership interest in an LNG-related joint venture with NYK (33%) and Mitsui & Co., Ltd. (34%) (or the Angola Joint Venture). The Angola Joint Venture owns four 160,400-cubic meter LNG carriers.
(ii)Bahrain LNG Joint Venture
In December 2015, the Company (30%) entered into a joint venture agreement with the Bahrain Petroleum Company (30%), Gulf Investment Corporation (24%) and Samsung C&T Corporation (16%) to form the Bahrain LNG Joint Venture, for the development of an LNG receiving and regasification terminal in Bahrain. The LNG terminal includes an offshore LNG receiving jetty and breakwater, an adjacent regasification platform, subsea gas pipelines from the platform to shore, an onshore gas receiving facility, and an onshore nitrogen production facility with a total LNG terminal capacity of 800 million standard cubic feet per day and is owned and operated under a 20-year customer contract. In addition, the Company has supplied an FSU in connection with this terminal commencing in September 2018 through a 21-year time-charter contract with the Bahrain LNG Joint Venture.
As at December 31, 2024 and 2023, the Company had advanced $73.4 million to the Bahrain LNG Joint Venture. These advances bear interest at 6.0%. For the years ended December 31, 2024, 2023 and 2022, the interest earned on these loans amounted to $5.8 million, $5.5 million, and $5.1 million, respectively, and is included in interest income in the Company’s consolidated statements of (loss) income. As at December 31, 2024 and 2023, the interest receivable on these advances was $26.4 million and $20.6 million, respectively. These amounts are included in the table above.
(iii)Exmar LPG Joint Venture
As at December 31, 2024, the Company has a 50% ownership interest in an LPG-related joint venture with Exmar (or the Exmar LPG Joint Venture). The Company has guaranteed its 50% share of secured loan facilities in the Exmar LPG Joint Venture for which the aggregate principal amount of the secured loan facilities as at December 31, 2024 was $190.7 million (December 31, 2023 – $189.6 million). In addition, the Company has guaranteed its 50% share of the bareboat rentals related to a six-vessel tax lease financing arrangement in the Exmar LPG Joint Venture. Pursuant to this arrangement, the Company's 50% share of the bareboat rentals will be used to pay the Company's 50% share of interest and principal on secured loan facilities, of which $7.3 million had been drawn down as at December 31, 2024. Furthermore, the bareboat rentals are based on tax assumptions at the inception of the arrangement, and if there is an adverse change in the tax assumptions after closing of the arrangement, the financing provider is entitled to increase the bareboat rentals. As a result, the Company has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2024 was $0.7 million (December 31, 2023 – $0.9 million) and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.
On initial acquisition, the basis difference between the Company's investment and the carrying value of the Exmar LPG Joint Venture's net assets was substantially attributed to the value of the vessels and charter agreements of the Exmar LPG Joint Venture and goodwill in accordance with the finalized purchase price allocation. As at December 31, 2024, the unamortized amount of the basis difference was $8.4 million (December 31, 2023 – $10.0 million).

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
(iv)MALT Joint Venture
As at December 31, 2024, the Company has a 52% ownership interest in an LNG-related joint venture with Marubeni Corporation (or the MALT Joint Venture). Since control of the MALT Joint Venture is shared jointly between Marubeni and the Company, the Company accounts for its investment in the MALT Joint Venture using the equity method. The Company has guaranteed its 52% share of certain of the MALT Joint Venture's secured loan facilities and an interest rate swap, for which the aggregate of the principal amount of the secured loan facilities and fair value of the interest rate swap as at December 31, 2024 was $82.6 million (December 31, 2023 – $95.6 million). As a result, the Company has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2024 was $0.3 million (December 31, 2023 – $0.3 million) and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.
The Company recognized an impairment of its investment in the MALT Joint Venture of $86.9 million, which is included in equity income for the year ended December 31, 2022 in the Company's consolidated statement of (loss) income. The impairment was the result of the Company's updated expectations about future investments via the MALT Joint Venture as well as the uncertainty surrounding the future of the Balhaf LNG plant in Yemen as it relates to the two vessels of the MALT Joint Venture that were previously servicing this plant. The MALT Joint Venture is part of the Company's LNG Segment. The Company used a discounted cash flow approach to value its investment in the MALT Joint Venture. The significant unobservable inputs used within the valuation consisted of a revenue assumption of $70,300 per day per vessel for periods beyond existing customer contracts and a discount rate of 8.0%. As a result of the impairment, the Company's proportionate share of the carrying value of the MALT Joint Venture's net assets exceeded the Company's carrying value of its investment in the MALT Joint Venture, which was attributed to vessels of the MALT Joint Venture. At December 31, 2024, the unamortized amount of the basis difference was $71.2 million (December 31, 2023 - $74.8 million).
(v)Pan Union LNG Joint Venture
As at December 31, 2024, the Company has a 30% ownership interest in two LNG carriers, the Pan Asia and the Pan Americas, and a 20% ownership interest in two LNG carriers, the Pan Europe and the Pan Africa, through its Pan Union LNG Joint Venture.
On initial acquisition, the basis difference between the Company's investment and the carrying value of the Pan Union LNG Joint Venture's net assets was substantially attributed to ship construction support agreements and the time-charter contracts. At December 31, 2024, the unamortized amount of the basis difference was $8.0 million (December 31, 2023 – $8.7 million).
(vi)RasGas III Joint Venture
As at December 31, 2024, the Company has a 40% ownership interest in the RasGas III Joint Venture, and the remaining 60% is held by Qatar Gas Transport Company Ltd.
(vii)Yamal LNG Joint Venture
As at December 31, 2024, the Company has a 50% ownership interest in the Yamal LNG Joint Venture, which has six icebreaker LNG carriers that carry out international transportation of LNG for a project located on the Yamal Peninsula in Northern Russia.
The Company has guaranteed its 50% share of a secured loan facility and interest rate swaps in the Yamal LNG Joint Venture for which the aggregate of the principal amount of the loan facility and fair value of the interest rate swaps as at December 31, 2024 was $578.7 million (December 31, 2023 – $620.9 million). As a result, the Company has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2024 was $0.3 million (December 31, 2023 – $0.4 million) and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.
(viii)Excalibur Joint Venture
In September 2022, the Company sold its 50% ownership interest in an LNG-related joint venture with Exmar NV (or Exmar) (or the Excalibur Joint Venture) which owned one LNG carrier that was included in the Company's LNG segment. At the time of the sale, the Company's ownership interest had a net book value $5.3 million. The Company received net proceeds of $8.8 million, resulting in a gain on sale of $3.5 million, which is included in equity income for the year ended December 31, 2022, in the Company's consolidated statement of (loss) income.
(ix)Includes six NGL carriers that are scheduled to be in-chartered beginning in 2026.

b)The Angola Joint Venture, the Bahrain LNG Joint Venture, the RasGas III Joint Venture, and the Yamal LNG Joint Venture are considered VIEs; however, the Company is not the primary beneficiary and therefore, the Company has not consolidated these entities. The Company’s exposure to loss as a result of its investments in the Angola Joint Venture, the Bahrain LNG Joint Venture, the RasGas III Joint Venture, and the Yamal LNG Joint Venture is the amounts it has invested in and advanced to these joint ventures, which are $86.0 million, $88.0 million, $118.0 million and $466.5 million, respectively, as at December 31, 2024. In addition, the Company provides an owner's guarantee in respect of the charters for the Angola Joint Venture, the RasGas III Joint Venture, and the Yamal LNG Joint Venture; and guarantees the credit facilities and interest rate swaps of the Yamal LNG Joint Venture as described above.
c)The following tables present aggregated summarized financial information reflecting a 100% ownership interest in the Company’s equity method investments and excluding the impact from purchase price adjustments arising from the acquisition of the Exmar LPG Joint Venture and the Pan Union LNG Joint Venture. The results include the Angola Joint Venture, the Bahrain LNG Joint Venture, the Excalibur Joint Venture (until its sale in September 2022), the Exmar LPG Joint Venture, the MALT Joint Venture, the Pan Union LNG Joint Venture, the RasGas III Joint Venture and the Yamal LNG Joint Venture and exclude the recognition of the other-than-temporary impairment of the Company's investment of the MALT Joint Venture (2022) and the subsequent amortization of the basis differences caused by these impairments.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

	December 31, 2024 $	December 31, 2023 $
Cash and restricted cash – current	508,119	593,510
Other assets – current	262,791	270,807
Vessels and equipment, including vessels related to finance leases, operating lease right-of-use assets and advances on newbuilding contracts	2,514,549	2,543,897
Net investments in direct financing and sales-type leases – non-current	3,899,674	4,067,526
Other assets – non-current	350,647	328,061
Current portion of long-term debt, obligations related to finance leases, operating lease liabilities and advances from joint venture partners	673,714	636,559
Other liabilities – current	211,451	259,353
Long-term debt, obligations related to finance leases, operating lease liabilities and advances from joint venture partners	3,776,498	4,019,421
Other liabilities – non-current	71,205	87,824

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Voyage revenues	1,016,277	1,041,655	998,412
Income from vessel operations	536,649	604,979	589,595
Realized and unrealized gain on non-designated derivative instruments:
Bahrain LNG Joint Venture	27,718	5,080	80,359
Other equity-accounted joint ventures	4,491	302	31,418
Net income	246,978	323,562	494,999

d)As described in Note 7a, the Company guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for certain of its equity-accounted joint ventures. As at December 31, 2024, all of the Company's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that the Company guarantees.
8.Intangible Assets and Goodwill
As at December 31, 2024 and 2023, intangible assets of the Company's LNG segment consisted of acquired time-charter contracts with a weighted-average amortization period of 20.7 years from the date of acquisition. As at December 31, 2024 and 2023, intangible assets of the Company's NGL segment consisted of acquired time-charter contracts with a weighted-average amortization period of 4.7 years from the date of acquisition (see Note 19). The carrying amount of the Company's intangible assets as follows:

	December 31, 2024 $			December 31, 2023 $
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Gross carrying amount	179,813	24,810	204,623	179,813	24,810	204,623
Accumulated amortization	(173,242)	(10,947)	(184,189)	(168,702)	(5,474)	(174,176)
Net carrying amount	6,571	13,863	20,434	11,111	19,336	30,447

For the years ended December 31, 2024, 2023 and 2022, amortization expense associated with intangible assets was $10.0 million, $11.6 million and $8.4 million, respectively. Amortization expense associated with intangible assets in each of the next five succeeding fiscal years is expected to be approximately $6.9 million (2025), $6.9 million (2026), $3.4 million (2027), $2.1 million (2028), and $1.1 million (2029).
The Company's carrying amount of goodwill as at December 31, 2024 and 2023 is as follows:

	December 31, 2024 $	December 31, 2023 $
LNG segment	31,921	31,921
NGL segment	5,387	8,387
Total	37,308	40,308

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
During the year ended December 31, 2024, as a result of the repayment of the existing financing arrangements for the Ineos Insight, the Ineos Ingenuity and the Ineos Intrepid (see Note 5), the Company received $3.0 million in cash deposits which were not identified or recognized as part of the 2022 Evergas acquisition purchase price allocation (see Note 19). The Company’s acquisition-date purchase price allocation therefore included an understatement of other non-current assets and an overstatement of goodwill by $3.0 million. As the adjustment is not material to the Company's consolidated financial statements for any year, the Company has adjusted goodwill in the year ended December 31, 2024.
The Company conducts an impairment review annually or more frequently if facts and circumstances suggest goodwill may be impaired. No impairment charge was recorded for the years ended December 31, 2024, 2023 and 2022.
9.Accrued Liabilities and Other

	December 31, 2024 $	December 31, 2023 $
Interest including interest rate swaps	20,138	18,462
Voyage and vessel expenses	25,072	35,899
Payroll and benefits	20,051	21,161
Current portion of in-process revenue contracts	5,715	347
Other general expenses	3,171	2,797
Income and other tax payable	1,278	2,647
Distributions payable on preferred units	6,279	6,279
Emissions allowance liabilities (note 14f)	18,356	—
Deposit received for vessels held for sale (note 18b)	—	2,260
Total	100,060	89,852

10.Long-Term Debt

	December 31, 2024 $	December 31, 2023 $
U.S. Dollar-denominated Revolving Credit Facility due in 2026	165,000	190,000
U.S. Dollar-denominated Term Loans and Bonds due from 2026 to 2030	724,874	662,255
Norwegian Krone-denominated Bonds due from 2025 to 2026	175,646	196,610
Euro-denominated Term Loan	—	27,409
Total principal	1,065,520	1,076,274
Unamortized discount and debt issuance costs	(5,981)	(8,252)
Total debt	1,059,539	1,068,022
Less current portion	(177,093)	(107,820)
Long-term debt	882,446	960,202
As at December 31, 2024 and 2023, the Company had one revolving credit facility available, which provided for borrowings of up to $350.0 million, of which $185.0 million (December 31, 2023 – $160.0 million) was undrawn. Interest payments are based on SOFR plus a margin of 1.45%. In June 2025, the borrowing capacity of the revolving credit facility is scheduled to be reduced by $15.0 million and the revolving credit facility is scheduled to mature in June 2026. The revolving credit facility is unsecured and may be used by the Company for general company purposes.
As at December 31, 2024, the Company had six U.S. Dollar-denominated term loans and bonds outstanding, which totaled $724.9 million in aggregate principal amount (December 31, 2023 – five U.S. Dollar-denominated term loans and bonds outstanding, which totaled $662.3 million). Interest payments on these term loans are based on SOFR plus an additional amount consisting of a margin and a credit adjustment spread, where such additional amount ranged from 2.00% to 3.45%, and interest payments on the bonds are fixed and range from 4.11% to 4.41%. Five of the combined term loans and bonds require quarterly interest and principal payments and four have balloon or bullet repayments due at maturity. The term loans and bonds are collateralized by first-priority mortgages on the nine Company vessels to which the loans relate, together with certain other related security. In addition, as at December 31, 2024, all of the outstanding term loans were guaranteed by either the Company or the ship-owning entities within Teekay Nakilat Corporation (or the RasGas II Joint Venture), in which the Company has a 70% ownership interest.
As at December 31, 2024 and 2023, the Company had Norwegian Krone (or NOK) 2.0 billion of senior unsecured bonds in the Norwegian bond market that mature through 2026. As at December 31, 2024, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $175.6 million (December 31, 2023 – $196.6 million). The interest payments on the bonds are based on Norwegian Interbank Offered Rate (or NIBOR) plus a margin, where margins ranged from 4.90% to 5.15%. The Company entered into cross currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.74% to 6.37% and the transfer of principal fixed at $229.0 million upon maturity in exchange for NOK 2.0 billion (see Note 13).

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
As at December 31, 2023, the Company had one Euro-denominated term loan outstanding, which totaled 24.8 million Euros ($27.4 million). Interest payments were based on the Euro Interbank Offered Rate (or EURIBOR) where EURIBOR was limited to zero or above zero values, plus a margin of 1.95%. The term loan matured in December 2024.
The weighted-average interest rates for the Company’s long-term debt outstanding excluding the effect of related interest swaps as at December 31, 2024 and December 31, 2023 were 7.06% and 7.59%, respectively. The Company uses swaps to economically hedge certain of its floating-rate debt (see Note 13). The weighted-average interest rates including the effect of related interest rate swaps were 5.65% and 5.82% as at December 31, 2024 and December 31, 2023, respectively.
Non-U.S.-denominated debt is revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company's Euro-denominated term loans and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company incurred foreign exchange (losses) gains of $(1.4) million, $(5.4) million, and $25.5 million for the years ended December 31, 2024, 2023 and 2022, respectively. At December 31, 2024, the Company has no exposure to Euro-denominated debt.
The aggregate annual long-term debt principal repayments required under the Company's revolving credit facility, loans and bonds subsequent to December 31, 2024, are $177.8 million (2025), $608.0 million (2026), $54.8 million (2027), $54.8 million (2028), $45.6 million (2029) and $124.5 million (thereafter).
Certain loan agreements require that (a) the Company maintain minimum levels of tangible net worth and aggregate liquidity, (b) the Company maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Company not exceed a maximum amount of leverage, and (d) certain of the Company’s subsidiaries maintain restricted cash deposits. As at December 31, 2024, the Company had four credit facilities with an aggregate outstanding loan balance of $490.2 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 110%, 110%, 120%, and 120%, which as at December 31, 2024 were 198%, 150%, 142%, and 186%, respectively. In January 2025, one of these loans was repaid when an associated vessel was refinanced. (see Note 20b). The vessel values used in calculating these ratios are the appraised values provided by third parties, where available, or prepared by the Company based on second-hand sale and purchase market data. Since vessel values can be volatile, the Company’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Company sold any of the vessels. The Company’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Company's subsidiaries are in default under their term loans and, in addition, one of the term loans in the RasGas II Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As at December 31, 2024, the Company was in compliance with all covenants relating to the Company’s credit facilities and other long-term debt.
11.Income Tax Recovery (Expense)
The components of the provision for income tax recovery (expense) are as follows:

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Current	(1,255)	(3,683)	(6,399)
Deferred	3,741	(6,528)	(1,786)
Income tax recovery (expense)	2,486	(10,211)	(8,185)
Included in the Company's current income tax recovery (expense) are provisions for uncertain tax positions relating to freight taxes. The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include additional legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.
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

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Net (loss) income before income tax recovery (expense)	(98,307)	327,927	249,738
Income not subject to taxes	(42,563)	(314,742)	(282,439)
Net (loss) income subject to taxes	(140,870)	13,185	(32,701)
At applicable statutory tax rates
Amount computed using the standard rate of corporate tax	(1,664)	(590)	12,940
Adjustments to valuation allowance and uncertain tax positions	(13,909)	14,399	(635)
Permanent and currency differences	18,280	(23,900)	(19,926)
Change in tax rates	(221)	(120)	(564)
Tax recovery (expense)	2,486	(10,211)	(8,185)

The significant components of the Company’s net deferred tax liabilities were as follows:

	December 31, 2024 $	December 31, 2023 $
Derivative instruments	(1,064)	(2,131)
Taxation loss carryforwards and disallowed finance costs	59,405	54,215
Vessels and equipment	6,972	(3,500)
Other items	363	169
	65,676	48,753
Valuation allowance	(66,570)	(53,384)
Net deferred tax liabilities	(894)	(4,631)

	December 31, 2024 $	December 31, 2023 $
Deferred income tax assets included in other assets	261	258
Deferred income tax liabilities included in other long-term liabilities	(1,155)	(4,889)
Net deferred tax liabilities	(894)	(4,631)

The Company had tax losses in the United Kingdom (or UK) of $nil as at December 31, 2024 (December 31, 2023 – $7.7 million) that are available indefinitely for offset against future taxable income in the UK. The Company had tax losses and estimated disallowed finance costs in Spain of 110.3 million Euros or approximately $114.2 million (December 31, 2023 – 110.3 million Euros or approximately $121.8 million) and 14.8 million Euros or approximately $15.4 million (December 31, 2023 – 14.8 million Euros or approximately $16.4 million), respectively, at December 31, 2024 of which the tax losses and the disallowed finance costs are available indefinitely for offset against future taxable income in Spain. In addition, the Company had estimated tax losses in Luxembourg of 217.5 million Euros or approximately $225.2 million as at December 31, 2024 (December 31, 2023 – 177.4 million Euros or approximately $195.8 million) that are available for offset against taxable future income in Luxembourg, either indefinitely for losses arising prior to 2017, or for 17 years for losses arising subsequent to 2016.
The Company recognizes interest and penalties related to uncertain tax positions in income tax recovery (expense). The tax years 2010 through 2024 currently remain open to examination by the major tax jurisdictions to which the Company is subject.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
12.Related Party Transactions
a)The following table and related footnotes provide information about certain of the Company's related party transactions for the periods indicated:

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Voyage revenues (i)(ii)	132,305	119,098	114,592
Time-charter hire expenses (iii)	—	—	(9,396)
Restructuring charges (iv)	—	—	(2,651)
Equity income (v)	2,423	2,417	2,417
(i)In September 2018, the Company’s FSU, the Seapeak Bahrain, commenced its 21-year charter contract with the Bahrain LNG Joint Venture. Voyage revenues from the charter of the Seapeak Bahrain to the Bahrain LNG Joint Venture for the year ended December 31, 2024 amounted to $31.2 million ($29.8 million during 2023 and $29.0 million during 2022). In addition, the Company has an operation and maintenance contract with the Bahrain LNG Joint Venture relating to the LNG regasification terminal in Bahrain. Fees received in relation to the operation and maintenance contract from the Bahrain LNG Joint Venture for the year ended December 31, 2024 were $20.8 million ($10.5 million during 2023 and $10.9 million during 2022) and are included in voyage revenues in the Company's consolidated statements of (loss) income.
(ii)Commencing in January 2022, following the acquisition of the Teekay Subsidiaries (as described in Note 1), the Company provides ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters. In addition, the Company was reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. During the year ended December 31, 2024, the Company earned management fees and cost reimbursements pursuant to the related management agreements of $80.3 million ($78.8 million during 2023 and $74.7 million during 2022), which amount is included in voyage revenues in the Company's consolidated statements of (loss) income.
(iii)From September 2018 to June 2022, the Company chartered the Seapeak Magellan LNG carrier from the MALT Joint Venture. The time-charter hire expenses charged for the year ended December 31, 2022 were $9.4 million.
(iv)During the year ended December 31, 2022, the Company incurred restructuring charges of $2.7 million from Teekay related to severance costs resulting from the reorganization and realignment of employees supporting the Company as a result of the Stonepeak Transaction in January 2022 (see Note 17).
(v)During each of the years ended December 31, 2024, 2023 and 2022, the Company charged fees of $2.4 million to the Yamal LNG Joint Venture relating to the successful bid process for the construction and chartering of six ARC7 LNG carriers. The fees are reflected in equity income in the Company’s consolidated statements of (loss) income.

b)As at December 31, 2024 and 2023, non-interest-bearing advances to affiliates totaled $19.7 million and $22.7 million, respectively, and non-interest-bearing advances from affiliates totaled $6.7 million and $7.3 million, respectively. These advances are unsecured and have no fixed repayment terms.
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
Foreign Exchange Risk
From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at December 31, 2024, the Company was committed to the following foreign currency forward contracts.

	Contract Amount in Foreign Currency	Average Contract Rate(i)	Fair Value / Carrying Amount of Asset (Liability) $	Expected Maturity 2025 $
British Pound Sterling	5,500	0.7840	(140)	7,016
Canadian Dollar	12,300	1.3685	(387)	8,988
			(527)	16,004

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
(i)Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company entered into cross currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 10), and pursuant to these swaps, the Company receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Company’s NOK-denominated bonds due in 2025 and 2026, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at December 31, 2024:

		Floating Rate Receivable
Principal Amount NOK	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (Years)
1,000,000	112,000	NIBOR	5.15%	5.74%	(21,577)	0.7
1,000,000	117,000	NIBOR	4.90%	6.37%	(24,523)	1.9
					(46,100)
Interest Rate Risk
The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on certain of its outstanding floating-rate debt.
As at December 31, 2024, the Company was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (Years)	Fixed Interest Rate (i)
U.S. Dollar-denominated interest rate swaps (ii)	SOFR	578,912	30,648	2.4	1.4%
U.S. Dollar-denominated interest rate swaps (ii)(iii)	SOFR	232,976	8,115	4.7	3.4%
U.S. Dollar-denominated interest rate swaps (iv)(v)(vi)	SOFR	107,725	49,262	1.1	3.0%
			88,025
(i)Excludes an additional amount consisting of the margins and the credit adjustment spreads the Company pays on its floating-rate term loans, which, as at December 31, 2024, ranged from 2.00% to 3.45%.
(ii)Principal amount reduces quarterly.
(iii)These interest rate swaps are subject to mandatory early termination in August 2029 and September 2029, whereby the swaps will be settled based on their fair value at that time.
(iv)Principal amount reduces monthly.
(v)Forward-starting interest rate swaps with inception dates ranging from September 2025 to June 2026.
(vi)These interest rate swaps are subject to mandatory early termination in 2025 and 2026, whereby the swaps will be settled based on their fair value at that time.

As at December 31, 2024, the Company had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparty that are subject to the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Company’s consolidated balance sheets. As at December 31, 2024, these derivative instruments had an aggregate fair value asset of $88.0 million (December 31, 2023 – $55.4 million) and an aggregate fair value liability of $34.4 million (December 31, 2023 – $13.1 million). As at December 31, 2024, the Company had $19.5 million (December 31, 2023 – $3.0 million) of cash on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and long-term on the Company’s consolidated balance sheets.
Credit Risk
The Company is exposed to credit loss in the event of non-performance by the counterparties to its derivative instruments. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, derivative instruments are entered into with different counterparties to reduce concentration risk.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
The following table presents the classification and fair value amounts of derivative instruments (none of which are designated as cash flow hedges), segregated by type of contract, on the Company’s consolidated balance sheets.

	Accounts receivable $	Current portion of derivative assets $	Derivative assets $	Current portion of derivative liabilities $	Derivative liabilities $
As at December 31, 2024
Interest rate swap agreements	2,070	35,042	50,913	—	—
Foreign currency forward contracts	—	—	—	(527)	—
Cross currency swap agreements	295	642	—	(21,756)	(25,281)
	2,365	35,684	50,913	(22,283)	(25,281)
As at December 31, 2023
Interest rate swap agreements	2,433	18,022	35,127	—	(156)
Foreign currency forward contracts	—	221	—	—	—
Cross currency swap agreements	480	4,154	—	—	(23,680)
	2,913	22,397	35,127	—	(23,836)

Realized and unrealized gains (losses) relating to non-designated interest rate swap agreements and foreign currency forward contracts are recognized in earnings and reported in realized and unrealized gain on non-designated derivative instruments in the Company’s consolidated statements of (loss) income. The effect of the gain (loss) on these derivatives on the Company’s consolidated statements of (loss) income is as follows:

	Year Ended December 31,
	2024 $			2023 $			2022 $
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	23,387	32,963	56,350	20,227	3,403	23,630	(4,982)	70,252	65,270
Foreign currency forward contracts	61	(748)	(687)	540	(177)	363	—	398	398
	23,448	32,215	55,663	20,767	3,226	23,993	(4,982)	70,650	65,668

Realized and unrealized gains (losses) relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange (loss) gain in the Company’s consolidated statements of (loss) income. The effect of the gain (loss) on these derivatives on the Company's consolidated statements of (loss) income is as follows:

	Year Ended December 31,
	2024 $			2023 $			2022 $
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Cross currency swap agreements	4,220	(26,869)	(22,649)	(19,463)	466	(18,997)	(2,546)	(9,881)	(12,427)
For the periods indicated, the following table presents the amounts of losses reclassified from accumulated other comprehensive income (or OCI) to interest expense for interest rate swaps previously dedesignated but for which the hedged forecasted transaction remains probable as cash flow hedges (excluding such agreements in equity-accounted investments):

Amount of Loss Reclassified from Accumulated OCI to Interest Expense
Year Ended December 31,
2024 $	2023 $	2022 $
(761)	(1,242)	(2,453)

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
14.Commitments and Contingencies
a)During November 2022, the Company entered into contracts with Samsung Heavy Industries Co., Ltd. for the construction of five Samsung LNG Carrier Newbuildings that have a total fully built-up cost of $1.2 billion and are scheduled for delivery throughout 2027. As at December 31, 2024, expenditures incurred under these newbuilding contracts totaled $243.2 million and the estimated remaining costs to be incurred are $59.2 million (2025), $245.0 million (2026), and $643.2 million (2027). The Company intends to finance the remaining estimated costs with its existing liquidity and future operating cash flow, as well as long-term financing to be arranged for the vessels prior to their scheduled deliveries.
b)During August 2022, the Company's 50%-owned Exmar LPG Joint Venture entered into contracts with Hyundai Mipo Dockyard (or HMD) for the construction of two 45,000-cubic meter LPG-fueled LPG carriers for scheduled deliveries in 2025. In January 2025, one of these vessels, the Champagny, was delivered to the Exmar LPG Joint Venture (see Note 20a). In March 2023, the Exmar LPG Joint Venture entered into contracts with HMD for the construction of two additional 45,000-cubic meter ammonia capable dual-fueled LPG carriers for scheduled deliveries in 2026. In March 2024, the Exmar LPG Joint Venture entered into contracts with HMD for the construction of two additional 45,000-cubic meter ammonia capable dual-fueled LPG carriers with scheduled deliveries in late-2026. The Company's proportionate share of the total fully built-up cost of these six newbuildings is approximately $249.2 million. As at December 31, 2024, the Company's proportionate share of expenditures incurred under these newbuilding contracts totaled $70.3 million and the estimated remaining costs to be incurred are $91.9 million (2025) and $87.0 million (2026). In January 2025, the Exmar LPG Joint Venture entered into contracts with Avance Gas Aries Ltd. (or Avance Gas) for the assumption of its shipbuilding contracts for the construction of four 40,000-cubic meter dual-fueled LPG carriers. These vessels are being constructed by Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. (or Nantong CIMC), with scheduled deliveries in 2025 and 2026 (See Note 20c).
c)The Company has a 30% ownership interest in the Bahrain LNG Joint Venture which has an LNG receiving and regasification terminal in Bahrain as described in Note 7a(ii). As at December 31, 2024, the Company's proportionate share of the estimated remaining final construction installment on the LNG terminal is $11.3 million and is expected to be incurred in 2025. The Bahrain LNG Joint Venture intends to finance the final construction installment through its existing undrawn financing, of which $7.2 million relates to the Company's proportionate share, its existing liquidity, and its future operating cash flow.
d)The Tangguh Joint Venture has submitted a Notice of Appeal against a tax audit related to its tax returns filed for the 2010 and subsequent fiscal years. The UK taxing authority has challenged the deductibility of certain transactions not directly related to a long funding lease to which the joint venture is a party and the Tangguh Joint Venture has recorded a provision of $1.6 million in 2017 (of which the Company's 70% share is $1.1 million) which is recorded in accrued liabilities and other in the Company’s consolidated balance sheets as at December 31, 2024 and 2023.

e)Tangguh Joint Venture Operating Leases

As at December 31, 2024, the Tangguh Joint Venture was a party to operating leases (or Head Leases) whereby it leases its two LNG carriers (or the Tangguh LNG Carriers) to a third-party company. The Tangguh Joint Venture then leases back the LNG carriers from the same third-party company (or the Subleases). Under the terms of these leases, the third-party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed and indemnified by the Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lease payments are increased or decreased under the Sublease to maintain the agreed after-tax margin. The UK corporate income tax rate increased from 19% to 25%, effective April 1, 2023. Consequently, the sublease payments the Company estimated that the Tangguh Joint Venture will pay in aggregate each year to lease the vessels back increased from $23.9 million to $27.5 million. The Tangguh Joint Venture’s carrying amounts of this estimated tax indemnification obligation as at December 31, 2024 and 2023 were $3.8 million and $4.3 million, respectively, and are included as part of other long-term liabilities in the consolidated balance sheets of the Company. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred and ends in 2033. Although there is no maximum potential amount of future payments, the Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Tangguh Joint Venture will be required to make termination payments to the third-party company sufficient to repay the third-party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20-year terms and are classified as operating leases. The Head Leases and the Subleases for the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
As at December 31, 2024, the total estimated future minimum rental payments to be received and paid by the Tangguh Joint Venture related to the lease contracts are as follows:

Year	Head Lease Receipts (i) $	Sublease Payments (i) (ii) $
2025	21,242	27,462
2026	21,242	27,462
2027	21,242	27,462
2028	22,280	28,800
2029	4,362	5,655
Total	90,368	116,841
(i) The Head Leases are fixed-rate operating leases while the Subleases have a variable-rate component. As at December 31, 2024, the Company had received $420.0 million of aggregate Head Lease receipts (December 31, 2023 – $398.8 million) and had paid $387.6 million of aggregate Sublease payments (December 31, 2023 – $360.3 million). The portion of the Head Lease receipts that has not been recognized into earnings is deferred and amortized on a straight-line basis over the lease terms and, as at December 31, 2024, $3.7 million (December 31, 2023 – $3.8 million) and $7.0 million (December 31, 2023 – $10.7 million) of Head Leases receipts had been deferred and included in unearned revenue and other long-term liabilities, respectively, in the Company’s consolidated balance sheets.
(ii) The amount of payments related to the Subleases are updated annually to reflect any changes in the lease payments due to changes in tax law.

f)Effective January 1, 2024, emissions emitted by the maritime industry have been integrated in the EU ETS and are being phased in over a three-year period. Emissions for voyages to or from Europe or within Europe will be included within the scope of EU ETS based on 40% during 2024, 70% during 2025 and 100% in 2026. The Company is obligated to submit EUAs for all vessels under its operational management on an annual basis prior to September 30th of each year. As at December 31, 2024, the Company had recognized: an obligation to submit EUAs of $18.4 million included in accrued liabilities and other (measured using the period end EUA spot price); an amount due from equity accounted investees of $11.5 million, included in advances to affiliates; and an amount due from charterers of $6.4 million, reflected in other current assets. In addition, as at December 31, 2024, the Company held 915 EUAs at a cost of $0.1 million and had recognized a corresponding obligation to submit EUAs of $0.1 million included in accrued liabilities and other.

g)Management is required to assess whether the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its consolidated financial statements. The Company had a working capital deficit of $187.3 million as at December 31, 2024. This working capital deficit includes $177.1 million related to scheduled maturities and repayments of long-term debt in the 12 months following December 31, 2024. Based on the Company’s liquidity at the date these consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, the cash distributions it expects to receive from its equity-accounted joint ventures, and the proceeds it expects to receive related to the financing of certain of the Samsung LNG Carrier Newbuildings, the Company estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

15.Supplemental Cash Flow Information
a)The following is a tabular reconciliation of the Company's cash, cash equivalents and restricted cash balances for the periods presented in the Company's consolidated statements of cash flows:

	December 31, 2024 $	December 31, 2023 $	December 31, 2022 $	December 31, 2021 $
Cash and cash equivalents	153,726	168,409	215,738	92,069
Restricted cash – current	9,210	2,910	42,376	11,888
Restricted cash – long-term	25,032	13,075	7,832	38,100
Total	187,968	184,394	265,946	142,057

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

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

b)The changes in operating assets and liabilities for years ended December 31, 2024, 2023 and 2022 are as follows:

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Accounts receivable	2,211	19,402	(4,373)
Prepaid expenses and other current assets	1,080	6,467	7,193
Accounts payable	398	(2,229)	(3,952)
Accrued liabilities and other long-term liabilities	6,868	(5,653)	(10,223)
Unearned revenue and long-term unearned revenue	19,797	1,608	(2,355)
Advances to and from affiliates	4,885	(10,930)	(10,009)
Receipts from direct financing and sales-type leases	21,085	18,976	16,347
Expenditures for dry docking	(13,997)	(20,836)	(23,145)
Other operating assets and liabilities	(9,277)	(6,811)	(400)
Total	33,050	(6)	(30,917)

c)Cash interest paid (including realized losses on interest rate swaps) on long-term debt and obligations related to finance leases, net of amounts capitalized, during the years ended December 31, 2024, 2023 and 2022 totaled $175.0 million, $186.9 million and $156.1 million, respectively.
d)During the years ended December 31, 2024, 2023 and 2022, cash paid for taxes was $4.7 million, $4.7 million and $2.2 million, respectively.
16.Total Capital
As at December 31, 2024, the Company's capital structure comprised of three classes of Company units: common units, Series A Preferred Units and Series B Preferred Units. The Company's sole common unitholder is Stonepeak and its affiliates, and all of the Company's outstanding Series A Preferred Units and Series B Preferred Units are held by the public.
In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities and the liquidation amounts on the Series A Preferred Units and Series B Preferred Units will be distributed to the common unitholder as adjusted to reflect any gain or loss upon the sale or other disposition of the Company’s assets in liquidation in accordance with the Company's Limited Liability Company Agreement.
Preferred Unitholders' Rights
Significant rights of the Company’s preferred unitholders include the following:
a)Distributions on each Series A Preferred Unit shall accumulate at $0.5625 for each three-month period until the date the Company redeems the Series A Preferred Units in full. Distributions on each Series B Preferred Unit shall accumulate at $0.53125 for each three-month period until the earlier of i) the date the Company redeems the Series B Preferred Units in full and ii) October 15, 2027. After October 15, 2027, distributions on each Series B Preferred Unit shall accumulate for each three-month period until the date the Company redeems the Series B Preferred Units in full in accordance with the terms of the Company's Limited Liability Company Agreement based on an annual rate of three-month LIBOR plus 6.241% as pro-rated for the applicable three-month period. As three-month LIBOR has been discontinued, in accordance with the terms of the Limited Liability Company Agreement, the Company may, in its discretion, use a substitute or successor base rate that it has determined is most comparable to three-month LIBOR as the base distribution rate described in the immediately preceding sentence. The Company expects to utilize three-month SOFR in replacement of three-month LIBOR.
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
e)In the event of liquidation of the Company, all property and all cash in excess of that required to discharge liabilities of the Company shall be distributed, subject to the issuance of any equity securities having a priority to the Series A and B Preferred Units, first to the Series A and B Preferred Unit holders until there has been distributed in respect of each Series A and B Preferred Unit then outstanding $25.00 plus any accumulated and unpaid distributions. Any remaining amounts are distributed to the common unitholder.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
Preferred and Common Unit Distributions
The distributions payable on the Series A and Series B Preferred Units for the years ended December 31, 2024, 2023 and 2022 were $25.1 million, $24.9 million and $25.6 million, respectively.
During the year ended December 31, 2024, the Company declared and paid a cash distribution of $2.5013 (2023 – $0.5003) per common unit, totaling $250.0 million (2023 – $50.0 million), to its sole common unitholder, Stonepeak.
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
Preferred Unit Repurchases
In March 2022, the Company established a plan which authorized the repurchase of up to $30.0 million of its Series A and Series B Preferred Units. The following table summarizes the preferred units repurchases for the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,
	2024		2023		2022
	#	$	#	$	#	$
Series A Preferred Units	—	—	29,395	700	38,057	932
Series B Preferred Units	—	—	131,081	3,272	72,804	1,758
Total	—	—	160,476	3,972	110,861	2,690
As at December 31, 2024, the remaining dollar value of Series A and Series B Preferred Units that may be repurchased under the plan was $23.3 million.
17.Restructuring Charges
During the year ended December 31, 2022, the Company incurred restructuring charges of $2.7 million. The restructuring charges primarily relate to severance costs resulting from the reorganization and realignment of employees supporting the Company as a result of the Stonepeak Transaction.
18.(Write-down) Gain and Gain (Loss) on Sales of Vessels
The following table provides information on the Company's (write-down) gain and gain (loss) on sales of vessels for the years presented in these consolidated financial statements:

		December 31, 2024	December 31, 2023	December 31, 2022
Segment	Asset Type	$	$	$
LNG (notes 6 and 18a)	LNG Carriers	(387,109)	35,807	(52,004)
NGL (note 18b)	Multi-gas Carriers	4,339	(7,816)	(2,393)
(Write-down) gain and gain (loss) on sales of vessels		(382,770)	27,991	(54,397)
a)In March 2022, the carrying values of two of the Company's LNG carriers, the Seapeak Arctic and the Seapeak Polar, were written down to their estimated fair values, using appraised values, as a result of changes in the Company's expectations of these vessels' future opportunities subsequent to the completion of their time-charter contracts in April 2022. The total impairment charge of $44.0 million for both vessels is included in (write-down) gain and gain (loss) on sales of vessels for the year ended December 31, 2022 in the Company's consolidated statement of (loss) income.
In December 2022, the Company recorded a further write-down on the Seapeak Arctic to its estimated sales value of $15.1 million based on its expected selling price as the vessel was being marketed for sale. The write-down of $8.0 million is included in (write-down) gain and gain (loss) on sales of vessels for the year ended December 31, 2022 in the Company's consolidated statement of (loss) income. In February 2023, the Seapeak Arctic was sold for net proceeds of $14.9 million, resulting in a loss on sale of $1.0 million, which is included in (write-down) gain and gain (loss) on sales of vessels for the year ended December 31, 2023 in the Company's consolidated statement of (loss) income.
In March 2023, the carrying value of the Seapeak Polar was further written-down to its estimated fair value, based on the recent sale of a similar vessel, as a result of further changes in the Company's expectations of this vessel's future opportunities subsequent to the completion of its time-charter contract in May 2023. The impairment charge of $7.5 million is included in (write-down) gain and gain (loss) on sales of vessels for the year ended December 31, 2023 in the Company's consolidated statement of (loss) income. In June 2023, the Seapeak Polar was sold for net proceeds of $14.7 million, resulting in a gain on sale of $0.5 million, which is included in (write-down) gain and gain (loss) on sales of vessels for the year ended December 31, 2023 in the Company's consolidated statement of (loss) income.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
As at December 31, 2024, the Company’s LNG segment included seven steam turbine LNG carriers, the oldest vessels in the Company’s LNG fleet. The Company has made downward revisions to the outlook for this class of older vessel based on a combination of an oversupply of this type of vessel and reduced charterer interest due to their less efficient design. As such, the Company has reduced its forecast for future hire rate and its estimate of their useful lives from 35 to 25 years and increased the likelihood that three of the vessels may be sold in 2025. As a result, in December 2024, the carrying values of these vessels were written down to their estimated fair values. The total impairment charge of $387.1 million is included in (write-down) gain and gain (loss) on sales of vessels for the year ended December 31, 2024 in the Company's consolidated statement of (loss) income. The estimated fair value for four of the vessels were written down to their estimated fair values using a discounted cash flow approach with a discount rate of 7.98% based on the vessels operating to age 25, which includes the remaining duration of their existing long-term fixed-rate charter contracts. Of these four vessels, the three larger-capacity RasGas II Joint Venture vessels were assumed to be rechartered at a daily hire rate of $33,800. The estimated fair value for the other three vessels were written down to their estimated fair values of $16.0 million per vessel based on our knowledge of potential sale transactions of steam vessels within the marketplace.
b)     In June 2022, the Sonoma Spirit multi-gas carrier was sold and delivered to its buyer for net proceeds of $10.0 million, resulting in a gain on sale of $0.2 million, which is included in (write-down) gain and gain (loss) on sales of vessels for the year ended December 31, 2022 in the Company's consolidated statement of (loss) income.
In November 2022, the Company signed memorandum of agreements for the sales of the Seapeak Unikum and the Seapeak Vision multi-gas carriers for total net proceeds of $48.0 million and recorded a write-down of $2.6 million based on the expected net sales proceeds, which is included in (write-down) gain and gain (loss) on sales of vessels for the year ended December 31, 2022 in the Company's consolidated statement of (loss) income. The Seapeak Unikum was delivered to its buyer in March 2023 for net proceeds of $24.7 million, resulting in a gain on sale of $0.2 million, which is included in (write-down) gain and gain (loss) on sales of vessels for the year ended December 31, 2023 in the Company's consolidated statement of (loss) income. The Seapeak Vision was delivered to its buyer in April 2023 for net proceeds of $24.0 million, which approximated its net book value.
In December 2023, the Company signed memorandum of agreements for the sales of the Seapeak Napa, the Seapeak Cathinka and the Seapeak Camilla multi-gas carriers for total net proceeds of $22.3 million and recorded a write-down of $3.6 million based on the expected net sales proceeds, which is included in (write-down) gain and gain (loss) on sales of vessels for the year ended December 31, 2023 in the Company's consolidated statement of (loss) income. As at December 31, 2023, the vessels were classified as held for sale in the Company's consolidated balance sheet. In February 2024, the Seapeak Napa was delivered to its buyer for net proceeds of $10.4 million, resulting in a gain on sale of $0.5 million, which is included in (write-down) gain and gain (loss) on sales of vessels for the year ended December 31, 2024 in the Company's consolidated statement of (loss) income. In March 2024, the Seapeak Cathinka was delivered to its buyer for net proceeds of $6.5 million, resulting in a gain on sale of $0.2 million, which is included in (write-down) gain and gain (loss) on sales of vessels for the year ended December 31, 2024 in the Company's consolidated statement of (loss) income. In April 2024, the Seapeak Camilla was delivered to its buyer for net proceeds of $6.7 million, resulting in a gain on sale of $0.3 million, which is included in (write-down) gain and gain (loss) on sales of vessels for the year ended December 31, 2024 in the Company's consolidated statement of (loss) income.
In December 2023, the carrying value of the Seapeak Pan multi-gas carrier was written down to its estimated fair value as a result of changes in the Company's expectations of the vessel's future opportunities. The estimated fair value was determined with reference to the selling price from the recent sales of similar vessels, feedback from recent selling efforts relating to the vessel, the condition of one of the vessels which was required to undergo a scheduled drydocking in the first quarter of 2024 and prevailing prices for the recycling of vessels. The impairment charge of $4.5 million for the vessel is included in (write-down) gain and gain (loss) on sales of vessels for the year ended December 31, 2023 in the Company's consolidated statement of (loss) income. In August 2024, the Company sold the Seapeak Pan for net proceeds of $6.5 million, resulting in a gain on sale of $3.4 million which is included in (write-down) gain and gain (loss) on sales of vessels for the year ended December 31, 2024 in the Company's consolidated statement of (loss) income.
19.Acquisition of Evergas
On December 29, 2022, the Company completed the acquisition of 100% of the equity interests in Greenship Gas Trust and Greenship Gas Manager Pte. Ltd. and their subsidiaries (collectively, Evergas) from affiliates of Jaccar Holdings (or Jaccar) for a cash purchase price of $241.4 million, of which $238.4 million was paid on closing and the remaining $3.0 million was paid during February 2023.
The Company financed the cash purchase price with existing cash and by borrowing $180.0 million under its revolving credit facility. As part of the acquisition, the Company assumed the existing financing obligations of Evergas, none of which at the time of acquisition matured until 2025. During 2023 and 2024, the Company refinanced these existing financing obligations with new financing arrangements, none of which matures until 2030. Evergas owns and operates two Very Large Ethane Carriers and eight Semi-Refrigerated/Multi-gas carriers that were built between 2015 and 2020. These vessels are employed on fixed-rate time-charter contracts to Ineos Group Limited that expire between 2027 and 2031. Evergas also in-chartered six pressurized LPG carriers under bareboat charter contracts that ended in December 2024. The Company considers Evergas to be a natural complement to the Company’s NGL segment.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
The major classes of assets and liabilities to which the Company allocated the purchase price were as follows:

Assets	December 29, 2022 $
Cash and cash equivalents	13,971
Restricted cash	1,332
Other current assets	10,977
Vessels related to finance leases	680,564
Operating lease right-of-use assets	15,036
Other non-current assets (note 8)	7,794
Intangible assets – time-charters (weighted-average amortization period of 4.7 years)	24,810
Goodwill (note 8)	5,467
Liabilities
Accounts payable	(3,914)
Accrued liabilities and other	(7,949)
Unearned revenue	(11,102)
Current obligations related to finance leases	(44,519)
Current portion of operating lease liabilities	(9,956)
Long-term obligations related to finance leases	(421,015)
Long-term operating lease liabilities	(11,063)
Other long-term liabilities	(9,002)
Total purchase price	241,431

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
The results of Evergas' operations have been included in the Company's consolidated statements of (loss) income since the December 29, 2022 date of acquisition with no material impact on the Company's revenues and earnings for the year ended December 31, 2022.
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

Year Ended December 31, 2022 $
Revenues	757,140
Net income	246,657
20.Subsequent Events
a)On January 21, 2025, the Company's 50%-owned Exmar LPG Joint Venture took delivery of the Champagny, the first of two 45,000-cubic meter LPG-fueled newbuilding LPG carriers scheduled for delivery to them by HMD in 2025. The vessel concurrently commenced its one-year charter contract (with an option for a second year) with TotalEnergies SE.
b)On January 27, 2025, the Company refinanced the Marvel Swan LNG carrier by selling the vessel to a Lessor for $213.0 million and leasing it back for a period of 7 years. The Company has an option to repurchase the vessel in July 2032 for $145.7 million. The Company used the proceeds from the refinancing to prepay the $160 million term loan associated with the vessel, which was scheduled to mature in 2026.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
c)On January 27, 2025, the Company's 50%-owned Exmar LPG Joint Venture entered into an agreement with Avance Gas for the assumption of its shipbuilding contracts for the construction of four 40,000-cubic meter dual-fueled LPG carriers. These vessels are being constructed by Nantong CIMC, with scheduled deliveries in late-2025 and 2026. The Company has a 50% economic ownership interest in these LPG carriers and its proportionate share of the total fully built-up cost is approximately $282.4 million. The Exmar LPG Joint Venture intends to secure long-term debt financing on the vessels prior to their delivery.
d)On February 27, 2025, the Company declared and paid a cash distribution of $1.0005 per common unit, totaling $100.0 million, to its sole common unitholder, Stonepeak.