Form 20-F
period 2025-12-31
Seapeak LLC
filed 2026-03-18
CIK 1308106

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________________________
FORM 20-F
  _______________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
•our expectations regarding demand for natural gas and transportation of liquified natural gas (or LNG) and natural gas liquids (or NGL);
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
•our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter or whose charter contract is expiring in 2026 and 2027;
•our expectations regarding the expected delivery dates for newbuilding vessels;
•expected employment of vessels, including, among other things, types, commencement and durations of employment;
•the impact of the Russia-Ukraine war, current tensions and war activities in the Middle East, and the disruptions in the Red Sea on the economy, our industry and our business, including as the result of sanctions on Russian companies and individuals and any retaliatory measures by Russia or other countries in response;
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
•our expectations regarding the performance of the receiving and regasification terminal in Bahrain owned by Bahrain LNG W.L.L., a joint venture owned by us (30%), BAPCO Energies B.S.C. (or BAPCO) (30%), Gulf Investment Corporation (24%) and Samsung C&T (16%) (or the Bahrain LNG Joint Venture);
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
•Increased technological innovation in vessel design or equipment could reduce the competitive capability of certain of our vessels, our charter hire rates and the value of our vessels.
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

In addition, continuation of the Russia-Ukraine war may significantly impact global economic activity (including the demand for LNG and NGL, and associated shipping rates, which may in turn negatively affect our vessels) and may disrupt, delay or lead to cancellations of the construction of new LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which could negatively affect our business, results of operations and financial condition. The United States has been in discussions with Russia and Ukraine aimed at ending the Russia-Ukraine war. Such discussions remain ongoing and it is uncertain if or when the conflict will be resolved.

Separately, tensions in the Middle East may impact our business. This includes the Hamas-Israel war which has been ongoing since 2023. Most recently, in February 2026, the U.S. and Israel launched a major attack on Iran which has resulted in a retaliation by Iran against U.S. military bases in the Middle East and other targets. This recent conflict in the Middle East has resulted in attacks on commercial vessels, disruption of shipping trade routes and high risk in entering the Strait of Hormuz. This ongoing conflict is expected to affect the price of natural gas, demand for LNG and NGL shipping, and increase insurance rates, all of which could adversely affect our business, results of operations and financial condition.

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

LNG shipping spot rates surged in 2022 mainly driven by European LNG imports as Europe switched towards LNG in efforts to end its reliance on Russian gas. However, LNG shipping spot rates softened in 2024 and experienced a further decrease in 2025 due to high inventory storage levels, primarily in Europe, a relatively mild winter and an increase in nuclear and renewable power sources in Asia. If LNG shipping spot rates continue to soften or further decline in 2026 and beyond, this may adversely impact our business, financial condition and results of operations.
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
Terrorist attacks, current or future conflicts in Ukraine, the Middle East and elsewhere, and political change, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. The Russia-Ukraine war, continuing or escalating conflicts in the Middle East, and the presence of the United States and other armed forces in regions of conflict, may lead to further hostilities, world economic instability, uncertainty in global financial markets, disruption of LNG and NGL production and distribution, and may adversely affect demand for our services. Tensions between the U.S., Israel and Iran persist, and historically there have been periodic disruptions in shipping transit via the Strait of Hormuz due to Iranian activity in the area, leading to uncertainty and heightened security risks for shipping in that region. In addition, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Uncertainty in global financial markets could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

During 2025, significant sanctions on Russia were implemented. In October 2025, the EU announced that effective from January 2027, imports of Russian LNG into the EU pursuant to long-term LNG supply contracts will be banned. In November 2025, the UK announced its intention to implement a ban on the provision of UK maritime services and UK insurance services in connection with Russian LNG exports. To date, we have not experienced any material adverse financial impact as a result of the Russia-Ukraine war. However, as a result of these recent announcements (and as the regulatory landscape continues to evolve), we expect we will be required to restructure our operations. In the event we are unable to successfully restructure such operations, we may face adverse financial consequences or operational impacts.

The United States, EU nations, UK and other countries could impose additional sanctions and take other actions if the conflict is not resolved or if it further escalates. Given Russia’s role as a major exporter of natural gas, any further sanctions imposed or actions taken by the United States, EU nations, UK or other countries, and any retaliatory measures by Russia in response, such as restrictions on LNG or NGL shipments from Russia, could lead to increased volatility in the price of and/or demand for natural gas and could adversely affect our charterers and result in the suspension or early termination of our time-charter contracts, either of which could have a material adverse impact on our business, results of operations and financial condition. In addition, it is possible that third parties with which we have charter contracts or business arrangements may be impacted by events in Russia and Ukraine, which could adversely affect our operations and financial condition.

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

•competition from more technologically advanced and fuel-efficient vessels;
•the age of the vessel relative to other alternative vessels that are available in the market;
•increases in the supply of vessel capacity; and
•the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental, emissions or other regulation or standards, or otherwise.

Vessel values may decline from existing levels. If the operation of a vessel is not profitable, or if we cannot redeploy a chartered vessel at attractive rates, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposal of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings.
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

In addition, tariffs, trade embargoes, and other barriers to trade, asset freezes and other economic sanctions by the United States or other countries against countries in which we operate, or to which we trade, or to which we or any of our customers, joint venture partners or business partners become subject, may harm our business. For example, since 2025, general trade tensions between the United States and China led to the United States imposing a series of tariffs on China and China responding by imposing tariffs on United States products. Our business could be harmed by increasing trade protectionism or trade tensions between the United States and China, as well as any trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities, or diplomatic or political pressures that limit trading activities with those countries. In addition, sanctions imposed on certain Russian companies and individuals starting in 2014 based on Russia's involvement in divesting control by Ukraine of the Crimea region and sanctions announced in response to the Russia-Ukraine war may also adversely impact our business, given Russia’s role as a major global exporter of natural gas. Further, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results. Please see below relating to our two vessels chartered out to YLNG in “Item 3 – Risk Factors: We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel, or any adjustment to our charter contracts could result in a significant loss of revenues and cash flow.”
Growing trade protectionism may adversely impact our operations and financial condition.
Our international operations expose us to the risk of potential trade protectionism. Most notably, government leaders of various countries have declared that they may implement trade barriers to, amongst other things, protect their domestic industries against competition from foreign companies and foreign imports. For example, since January 2025 the U.S. government has issued numerous statements and implemented various actions, including extensive tariffs, that have impacted and may continue to impact international trade policies amongst the U.S., China, Canada, Mexico and other countries. These actions and the actions of other countries have resulted in, and may result in additional retaliatory tariffs being levied on various goods and commodities, which may trigger trade wars. Additionally, ongoing U.S. trade tensions with China may escalate beyond tariffs, including additional proposed vessel port fees by both the U.S. and Chinese governments. Although such proposed vessel port fees were mutually suspended on November 10, 2025 for a period of one-year, such trade restrictions, including in the form of tariffs and port fees, could have a major impact on global trade and demand for shipping. Specifically, increasing trade barriers and protectionism in the markets in which our vessels and charterers operate may cause an increase in (i) the cost of goods from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery (due to proposed port fees and other trade costs) and (iv) the risks associated with cancelling exporting goods, and therefore cancelling shipments. These factors may result in a decrease in the quantity of cargoes shipped, which may in turn result in a decrease in a demand for our services. Any of these developments could have a material adverse effect on our business, results of operations and financial condition.
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
Our ability to charter or recharter our LNG and NGL carriers upon the expiration or potential termination of their current time charters and the charter rates payable under any renewal or replacement charters depend upon, among other things, the then current states of the LNG and NGL carrier markets. As of December 31, 2025, in our LNG and NGL operating fleets, we had three LNG carriers, that were held for sale or uncontracted; six and nine vessels, respectively, with charters scheduled to expire in 2026, excluding extension options; and six and seven vessels, respectively, with charters scheduled to expire in 2027, excluding extension options. If charter rates are low when existing time charters expire, we may be required to recharter our vessels at reduced rates or even possibly at a rate whereby we incur a loss, which would harm our results of operations. Alternatively, we may determine to leave such vessels off-charter, which would also harm our results of operations. The size of the current orderbooks for LNG carriers and NGL carriers is expected to result in an increase in the size of the world LNG and NGL fleets over the next few years. An over-supply of vessel capacity, combined with stability or any decline in the demand for LNG or NGL carriers, may result in a reduction of charter hire rates.
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

Two of the six MALT LNG Carriers in our 52%-owned MALT Joint Venture, the Seapeak Marib and Seapeak Arwa, were chartered-out to Yemen LNG under long-term charter contracts with YLNG. However, due to the political unrest in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the MALT Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments was deferred. Subsequently, YLNG approved the sub-chartering of the Seapeak Marib and the Seapeak Arwa by the MALT Joint Venture. In March 2025, the MALT Joint Venture entered into a third suspension agreement with YLNG (or the Third Suspension Agreement) to further suspend the charter contracts of the Seapeak Marib and the Seapeak Arwa for up to an additional three years until March and April 2028, respectively.

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
We make substantial capital expenditures to maintain and expand our fleet or business, including capital expenditures associated with drydocking vessels, modifying existing vessels, and acquiring secondhand or newbuilding vessels. We currently have on order seven LNG carrier newbuilding vessels that are scheduled for deliveries throughout 2027 and 2028. In addition, we have seven LPG carrier newbuilding vessels that are scheduled for deliveries in 2026 through our 50/50 NGL-related joint venture with Exmar NV (or Exmar) (or the Exmar LPG Joint Venture). If we bid on and are awarded contracts relating to any LNG and NGL project, we will incur significant additional capital expenditures to build the related LNG and NGL carriers. Obligations of us and our joint ventures to pay committed expenditures are not conditional upon our or their ability to obtain financing for such expenditures.

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
As at December 31, 2025, our consolidated debt and obligations related to our credit facilities and finance leases totaled $2.7 billion and we had the capacity to borrow an additional $215.0 million under our revolving credit facility. This facility may be used by us for general corporate purposes. If we obtain debt financing for future newbuilding orders or we are awarded contracts for new LNG or NGL newbuild projects, our consolidated debt and obligations will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

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
One of our principal objectives is to enter into long-term, fixed-rate LNG and NGL time-charters. The process of obtaining new long-term charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shipping contracts are awarded based upon a variety of factors relating to the vessel operator, including:

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
During 2023, we recognized total write-downs of vessels of $15.5 million. During 2024, we recognized total write-downs of certain LNG vessels of $387.1 million. During 2025, we recognized total write-downs of certain LNG vessels of $67.2 million. For information about these write-downs, please read "Item 5 – Operating and Financial Review and Prospects: Management's Discussion and Analysis of Financial Condition and Results of Operations – Year Ended December 31, 2025 versus Year Ended December 31, 2024" and "Item 18 – Financial Statements: Note 18 – (Write-down) Gain and (Loss) Gain on Sales of Vessels."
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
We have invested and are investing in vessel technology upgrades such as M-type, Electronically Controlled, Gas Injection (or MEGI) engines, M-type, Electronically Controlled, Gas Admission (or MEGA) engines, low-pressure dual-fuel (or XDF) engines, ammonia-fueled engines via our Exmar LPG Joint Venture, and other equipment and designs, including, among other things, to improve fuel efficiency, vessel performance and emissions reductions. These new engine designs and other equipment may not perform to expectations during actual operations, which may result in our exposure to performance claims based on failure to achieve specified performance requirements included in certain charter party agreements. As a result, our business, results of operations and financial condition could be harmed.
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

Our acquisition of the Marvel Swan, along with any other acquisitions by us of a vessel or business, may not be profitable to us at or after the time we acquire them and may not generate cash flow sufficient to justify our investment. In addition, acquisitions may expose us to risks that may harm our business, financial condition and operating results, including risks that we may:

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
The operation of LNG and NGL carriers, and LNG facilities, is inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, and other liability insurance, all risks may not be adequately insured against, and any particular claim may not be paid or paid in full. In addition, only certain of our LNG and NGL carriers carry loss of hire insurance covering the loss of revenues resulting from vessel off-hire time due to our assessment of the cost of the insurance relative to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims relating to our operations covered by insurance are subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations, we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. In addition, the cost of this protection and indemnity coverage has significantly increased and may continue to increase. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a total loss of a vessel.

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
In 2014, the U.S. Treasury Department’s Office of Foreign Assets Control (or OFAC) placed Russia-based Novatek, a 50.1% owner of the Yamal LNG Project, on the Sectoral Sanctions Identifications List. OFAC also previously imposed sanctions on an investor in Novatek and these sanctions also remain in effect. The current restrictions on Novatek prohibit U.S. persons (and their subsidiaries) from participating in debt financing transactions of greater than 60 days maturity with Novatek and, by virtue of Novatek’s 50.1% ownership interest, the Yamal LNG Project. Since 2022, the EU has also imposed numerous sanctions on Russia. These sanctions require an EU license or authorization before a party can provide certain technologies or technical assistance, financing, financial assistance, or brokering with regard to these technologies.

During 2025, significant sanctions on Russia were implemented. In October 2025, the EU announced that effective from January 2027, imports of Russian LNG into the EU pursuant to long-term LNG supply contracts will be banned. In November 2025, the UK announced its intention to implement a ban on the provision of UK maritime services and UK insurance services in connection with Russian LNG exports. These measures could have a material adverse impact on our business, financial condition and results of operations.

In addition, OFAC, the EU, the UK and other governments or organizations may impose additional sanctions on Novatek, the Yamal LNG Project or other project participants, which may adversely affect the Yamal LNG Project. Although we believe that we are in compliance with all applicable sanctions, laws and regulations, and intend to maintain such compliance, the scope of these sanctions laws may be subject to change, which could have a material adverse impact on our business, financial condition and results of operations.

The Russia-Ukraine war has resulted in further economic sanctions issued by the United States, the EU, the United Kingdom and other jurisdictions relating to the banning of transactions with numerous Russian financial institutions, a ban on the transportation of certain types of Russian cargo including crude oil, a ban on new investments in Russia, and numerous other trade restrictions. While uncertainty remains regarding the global impact of the ongoing conflict in Ukraine, it is possible that such tensions and future sanctions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts or other business arrangements (including our suppliers and insurers) may be impacted by events in Russia and Ukraine, which could adversely affect our operations. The ongoing conflict between Russia and Ukraine may result in the imposition of further economic sanctions in addition to the ones already announced by the United States, Europe, UK and other countries, which could adversely affect our charterers and result in the suspension or early termination of our time charter contracts with the Yamal LNG Project, which could harm our business, results of operations and financial condition.

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
We are paid in Euros under some of our charters, and certain of our vessel operating expenses and general and administrative expenses currently are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. In addition, from time to time we may incur certain capital expenditures relating to our vessels in Euros. If the amount of our Euro-denominated obligations exceeds our Euro-denominated revenues, we must convert other currencies, primarily the U.S. Dollar, into Euros. An increase in the strength of the Euro relative to the U.S. Dollar would require us to convert more U.S. Dollars to Euros to satisfy those obligations, which would cause us to have less cash available for distribution to unitholders. In addition, if we do not have sufficient U.S. Dollars, we may be required to convert Euros into U.S. Dollars for distributions to unitholders. An increase in the strength of the U.S. Dollar relative to the Euro could cause us to have less cash available for distribution in this circumstance. We have entered into forward contracts to mitigate this risk.

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to the Euro and Norwegian Krone (or NOK) also result in fluctuations in our reported revenues and earnings. In addition, under U.S. accounting guidelines, all non-U.S Dollar-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, amounts due to affiliates and long-term debt, are revalued and reported based on the prevailing exchange rate at the end of the period. This revaluation historically has caused us to report significant unrealized foreign currency exchange gains or losses each period. The primary source for these gains and losses is our NOK-denominated bonds.
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

In addition, we are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. For further information about our financial instruments at December 31, 2025, that are sensitive to changes in interest rates, please read "Item 11 – Quantitative and Qualitative Disclosures About Market Risk."
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

A GHG emission trading system is now in effect in the European Union and other countries such as the UK are bringing similar emission taxation schemes. The EU is also promoting the use of renewable or low carbon fuels by penalizing operators of vessels that do not improve the GHG intensity of their ships based on their total emissions in 2020. This scheme is known as Fuel EU. The IMO did agree to a similar scheme, known as the Net-Zero framework but failed to agree on its implementation when a vote was held in October 2025. The future of this scheme is unclear. Even if the IMO do not agree to implement the Net-Zero framework now, it may come into effect at a later time. The IMO can also decide to enforce stricter energy efficiency existing ship index (or EEXI) for current vessels. For newbuilds, a stricter energy efficiency design index (or EEDI) could also be applied. The risk to ship owners is that older, less fuel-efficient vessels may become less attractive to charterers as they will face higher emission taxes to carry their cargos compared to newer and more modern vessels.

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

A majority of our subsidiaries are Marshall Islands entities and one of our subsidiaries is organized and registered in Bermuda. These jurisdictions have enacted economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with the Bermuda and the Marshall Islands economic substance requirements and do not currently expect that these requirements will have a material adverse effect on our business, financial condition and operating results. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the noncompliant entity, which could have an adverse effect on our business, financial condition and operating results.
Information and Technology Risks
A cyber-attack could materially disrupt our business.
We rely on information technology systems and networks in our operations and the administration of our business, including for processing, transmitting and storing electronic and financial information, and aspects of the control and operation of our vessels, such as shore-to-vessel communications. Security breaches and other attacks by computer hackers and cyber terrorists have increased in number and sophistication in recent years, and such changes likely will accelerate as artificial intelligence (or AI) is further employed in cyber-attacks. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breaches of our information technology systems could have a material adverse effect on our business and results of operations.

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

The use of AI presents risks and challenges that could adversely affect our business. Our AI strategy focuses on addressing key challenges and seizing emerging opportunities to enhance operational and employee efficiency, reduce costs, and support AI-driven growth. However, we currently have not implemented AI applications or tools that we expect would have any material effect on our business. As a result, our business may be less efficiently operated than our competitors’ businesses to the extent they are using AI applications or tools more extensively or effectively than us, which competitive disadvantage could have a material adverse effect on our business.

In addition, our customers, vendors and charter counterparties may incorporate AI applications and tools into their operations without disclosing this to us, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards with respect to security, privacy, and data protection. In addition, any vulnerabilities attributable to third-party vendors, suppliers or counterparties relating to AI applications or tools we may purchase or use might not be identified or discovered by them or by us. If we or our customers, vendors or charter counterparties experience a privacy or security incident because of the use of AI, we could lose confidential information or our information technology systems could otherwise be compromised, which could result in our being subject to legal claims and action and could damage our reputation. To seek to mitigate these risks, we have put in place an internal program of AI governance, training, and education.
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

One of the factors that will influence the trading price of our preferred units will be the distribution yield on the preferred units relative to market interest rates. In response to high levels of inflation, interest rates rose globally in 2022 and 2023, before moderating in recent years. An increase in market interest rates may lead prospective purchasers of our preferred units to expect higher distribution yields, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distributions. Accordingly, higher market interest rates could cause the market price of our preferred units to decrease.

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

There are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries' time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for the 2026 taxable year or any future taxable year if there were to be changes in our and our look-through subsidiaries' assets, income or operations.

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
We or our subsidiaries (including those owned in our joint ventures) are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which may adversely impact our liquidity position. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions, including in certain cases estimates, on matters that are not entirely free from doubt and for which we may not have received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing our cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on us or our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, with respect to our taxable year ended in 2025, we believe that we do not satisfy the requirements of the exemption from U.S. taxation under Section 883 of the Code and therefore our gross U.S. source income is subject to a 4% U.S. federal income tax under Section 887 of the Code (as discussed below under “Item 4E – Taxation of the Company”). The amount of such tax will depend upon the amount of income we earn from voyages into or out of the United States, which is not within our complete control. In addition, we and some of our subsidiaries may rely on an exemption under subsection 250(6) of the Income Tax Act (Canada) (or the Canada Tax Act) for (i) corporations whose principal business is international shipping and that derive all or substantially all of their revenue from international shipping, and (ii) corporations that hold eligible interests in such corporations or other eligible entities. The exemption deems the qualifying corporations not to be resident in Canada for Canadian income tax purposes. If a corporation that would, but for the subsection 250(6) exemption, be resident in Canada is unable to satisfy the requirements of the subsection 250(6) exemption, that corporation would be subject to Canadian income tax on its world-wide income and dividend distributions to the corporation’s shareholders who are non-residents of Canada would generally be subject to Canadian withholding tax.

Additionally, tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. For example, various governments and organizations such as the EU and Organization for Economic Co-operation and Development (or the OECD) are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational enterprises with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. Legislatures of certain member states within the EU, as well as legislatures of multiple countries outside of the EU, in which we (or one of our “constituent entities,” as determined consistent with the Pillar Two framework) do business have drafted or enacted legislation to implement the OECD’s minimum tax proposal. As of 2025, legislatures of over 60 member states both within and outside of the EU have either introduced draft legislation or enacted final legislation to implement the OECD’s minimum tax proposal, including countries in which we (or one of our “constituent entities,” as determined consistent with the Pillar Two framework) operate. Qualifying international shipping income is exempt from many aspects of this Pillar Two framework if the exemption requirements are met, which may minimize the tax effect on qualifying shipping companies. If we are in the scope of OECD’s Pillar Two rules, including due to our inability to satisfy the requirements of the international shipping exemption, these changes could result in additional tax imposed on us or our subsidiaries, further impacting our liquidity position. The application of the Pillar Two rules continues to evolve and its impact on us remains uncertain. We continue to evaluate the impact of these changes and assess whether to take any available mitigating actions.

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

As of December 31, 2025, our fleet, excluding newbuildings, consisted of 44 LNG carriers (including 24 LNG carriers that are accounted for under the equity method) and 28 NGL carriers (including the 18 carriers that are accounted for under the equity method). In addition, as at December 31, 2025, we had one LNG receiving and regasification terminal in Bahrain, in which we have a 30% ownership interest. Our equity-accounted LNG carriers include (i) six LNG carriers (or the MALT LNG Carriers) relating to our 52% ownership interest in the MALT Joint Venture, (ii) four LNG carriers (or the RasGas III LNG Carriers) relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation in which we have a 40% ownership interest, (iii) four LNG carriers relating to the Angola Project (or the Angola LNG Carriers) in our joint venture with Mitsui & Co., Ltd. and NYK Energy Transport (Atlantic) Ltd. (or the Angola Joint Venture) in which we have a 33% ownership interest, (iv) four LNG carriers (or the Pan Union LNG Carriers), in which we have interests ranging from 20% to 30%, relating to our joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd, and (v) six ARC7 LNG carriers relating to the Yamal LNG Joint Venture. As of December 31, 2025, our 18 equity-accounted NGL carriers (or the Exmar LPG Carriers) relate to our Exmar LPG Joint Venture. As at December 31, 2025, we had seven LNG carrier newbuildings that are scheduled for deliveries throughout 2027 and 2028, and 14 NGL carrier newbuildings (including six in-chartered NGL carrier newbuildings) within the Exmar LPG Joint Venture that are scheduled for deliveries between 2026 and 2027.

Our fleets of LNG and NGL carriers (excluding newbuildings but including equity-accounted vessels) currently have approximately 7.5 million and 1.1 million cubic meters of total capacity, respectively.

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

On February 25, 2022, the Partnership converted from a limited partnership formed under the laws of the Republic of the Marshall Islands into a limited liability company formed under the laws of the Republic of the Marshall Islands (or the Conversion). Concurrent with the Conversion, the Partnership changed its name from "Teekay LNG Partners L.P." to "Seapeak LLC". As a result of the Conversion, Seapeak LLC no longer has a general partner and affiliates of Stonepeak now own 100% of our limited liability company common units.

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

Our vessels and our LNG regasification terminal in Bahrain primarily operate under fixed-rate contracts with major energy and utility companies. As of December 31, 2025, the average remaining term for these contracts was approximately seven years for our LNG carriers and 13 years for our regasification terminal and approximately two years for our NGL carriers, subject, in certain circumstances, to termination or vessel purchase rights.

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

In the LNG market, we compete principally with other private and state-controlled energy and utilities companies that generally operate captive fleets of owned and chartered vessels, and independent shipowners and operators. Many major energy companies compete directly with independent owners by transporting LNG for third parties in addition to their own LNG. Given the complex, long-term nature of LNG projects, major energy companies historically have transported LNG through their owned captive fleets. However, independent fleet operators have been obtaining an increasing percentage of charters for new or expanded LNG projects as some major energy companies have continued to divest non-core businesses.

LNG carriers transport LNG internationally between liquefaction facilities and import terminals. After natural gas is transported by pipeline from production fields to a liquefaction facility, it is supercooled to a temperature of approximately negative 260 degrees Fahrenheit. This process reduces its volume to approximately 1/600th of its volume in a gaseous state. The reduced volume facilitates economical storage and transportation by ship over long distances, enabling countries with limited natural gas reserves or limited access to long-distance transmission pipelines to import natural gas. LNG carriers include a sophisticated containment system that holds the LNG and provides insulation to reduce the amount of LNG that boils off back into a vapour naturally during transit. The natural boil off is either used as fuel to power the engines on the ship or it can be reliquefied and put back into the tanks. LNG is transported overseas in specially built tanks in double-hulled ships to a receiving terminal, where it is offloaded and stored in insulated tanks. In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state and then shipped by pipeline for distribution to natural gas customers.

Our fleet uses two of the Gaz Transport and Technigaz (or GTT) membrane containment systems. The GTT membrane systems are used in the majority of LNG tankers now being constructed. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2025, our LNG carriers, including equity-accounted vessels, had an average age of approximately 12 years, compared to the world LNG carrier fleet average age of approximately 10 years. In addition, as at that date, according to Clarksons' World Fleet Monitor report published in January 2026, there were approximately 873 vessels in the world LNG fleet and approximately 321 additional LNG carriers under construction or on order, inclusive of floating storage units and floating storage regasification units.

The following table provides additional information about the LNG carriers in our operating fleet as of December 31, 2025.

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
	(cubic meters)
Operating LNG carriers:
Consolidated
Seapeak Hispania(16)	137,814	2002	100%	Held for Sale	—	—
Seapeak Galicia	137,814	2004	100%	Time-charter	LNG Shipping S.P.A.(2)	Jul. 2029(3)
Seapeak Mars(14)	135,423	2004	100%	Held for Sale	—	—
Al Marrouna	149,539	2006	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Oct. 2026
Al Areesh	148,786	2007	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jan. 2027
Al Daayen	148,853	2007	70%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Feb. 2027
Tangguh Hiri	151,885	2008	70%	Time-charter	The Tangguh Production Sharing Contractors	Dec. 2028
Tangguh Sago	155,000	2009	70%	Time-charter	The Tangguh Production Sharing Contractors	May. 2029
Seapeak Creole	173,400	2016	100% – Finance lease(4)	Time-charter	China Petroleum & Chemical Corporation	Feb. 2046
Seapeak Oak	173,400	2016	100% – Finance lease(4)	Time-charter	ENN LNG (Singapore) Pte. Ltd	Jun. 2032(5)

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
	(cubic meters)
Macoma	173,400	2017	100% – Finance lease(4)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Oct. 2026
Murex	173,400	2017	100% – Finance lease(4)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Oct. 2027(6)
Seapeak Vancouver	173,400	2017	100% – Finance lease(4)	Time-charter	International energy company	Jul. 2027
Magdala	173,400	2018	100% – Finance lease(4)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Jan. 2026(7)
Myrina	173,400	2018	100% – Finance lease(4)	Time-charter	Shell Tankers (Singapore) Private Ltd.	May. 2027(6)
Megara	173,400	2018	100% – Finance lease(4)	Time-charter	Shell Tankers (Singapore) Private Ltd.	Jul. 2026
Seapeak Bahrain	173,400	2018	100%	Time-charter	Bahrain LNG W.L.L.	Feb. 2039
Seapeak Glasgow	174,000	2018	100%	Time-charter	International energy company	Jan. 2027(8)
Seapeak Yamal	174,000	2019	100% – Finance lease(4)	Time-charter	Yamal Trade PTE. Ltd	Jan. 2034(9)
Marvel Swan	174,000	2021	100% – Finance lease(4)	Time-charter	Mitsui & Co., Ltd.	Apr. 2030(10)
Equity-Accounted
Seapeak Marib	165,500	2008	52%	Time-charter	Yemen LNG Company Limited(11)	Mar. 2029(12)
Seapeak Arwa	165,500	2008	52%	Time-charter	Yemen LNG Company Limited(11)	Apr. 2029(12)
Al Huwaila	214,176	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	May. 2033(9)
Al Shamal	213,536	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	May. 2033(9)
Al Kharsaah	214,198	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jun. 2033(9)
Al Khuwair	213,101	2008	40%	Time-charter	Ras Laffan Liquefied Natural Gas Company Ltd.	Jul. 2033(9)
Seapeak Methane	165,500	2008	52%	Uncontracted (15)	—	—
Woodside Donaldson	165,500	2009	52%	Time-charter	Pluto LNG Party Limited	Apr. 2026
Seapeak Magellan	165,700	2009	52%	Time-charter	TotalEnergies Gas & Power Limited	Apr. 2026
Seapeak Meridian	165,700	2010	52%	Time-charter	Total E&P Norge AS	Nov. 2030(12)
Soyo	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Aug. 2031(9)
Malanje	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Sep. 2031(9)
Lobito	160,400	2011	33%	Time-charter	Angola LNG Supply Services LLC	Oct. 2031(9)
Cubal	160,400	2012	33%	Time-charter	Angola LNG Supply Services LLC	Jan. 2032(9)

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter(1)
	(cubic meters)
Pan Asia	174,000	2017	30%	Time-charter	Methane Services Limited	Oct. 2037(13)
Pan Americas	174,000	2018	30%	Time-charter	Methane Services Limited	Jan. 2038(13)
Pan Europe	174,000	2018	20%	Time-charter	Methane Services Limited	Jul. 2038(13)
Eduard Toll	172,410	2018	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(9)
Rudolf Samoylovich	172,410	2018	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(9)
Pan Africa	174,000	2019	20%	Time-charter	Methane Services Limited	Jan. 2039(13)
Nikolay Yevgenov	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(9)
Vladimir Voronin	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(9)
Georgiy Ushakov	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(9)
Yakov Gakkel	172,410	2019	50%	Time-charter	Yamal Trade PTE Ltd.	Dec. 2045(9)
	7,468,185

(1)Each of our time-charters are subject to certain termination and purchase provisions.
(2)LNG Shipping S.P.A. is a wholly-owned subsidiary of ENI S.P.A.
(3)The charterer has one option to extend the term for an additional five years.
(4)We are the lessee for these obligations related to finance leases and will be required to purchase the vessel after the end of the lease terms for a fixed price.
(5)The charterer has one option to extend the term for an additional three years.
(6)The charterer has three remaining options to extend the term for an additional three years each.
(7)In March 2026, the vessel commenced a one year time-charter contract with an international energy company. The charterer has one option to extend the term for an additional one year.
(8)The charterer has one option to extend the term for an additional one year.
(9)The charterer has two options to extend the term for an additional five years each.
(10)The charterer has two options to extend the term for an additional one year each.
(11)In March 2025, the MALT Joint Venture entered into a Third Suspension Agreement with YLNG to further extend the charter contracts of the Seapeak Marib and the Seapeak Arwa for up to an additional three years until March and April 2028, respectively. As of December 31, 2025, the Seapeak Marib and the Seapeak Arwa are on time-charter contracts with international energy companies until February 2026 and March 2026, respectively. In March 2026, the Seapeak Marib entered into a short-term time-charter contract.
(12)The charterer has three options to extend the term for one, five and five additional years, respectively.
(13)The charterer has five options to extend the term for an additional two years.
(14)On January 29, 2026, the Seapeak Mars was sold.
(15)Subsequent to December 31, 2025, the vessel entered into short-term time-charter contracts.
(16)In January 2026, the Seapeak Hispania was renamed the Seapeak Jupiter and the vessel was sold on March 16, 2026.

The following table provides information about our LNG carrier newbuildings as of December 31, 2025. Charters for these vessels typically commence upon delivery of the vessels.

Vessel	Capacity	Scheduled Delivery Date	Shipyard(1)	Our Ownership	Charterer	Length of Charter
	(cubic meters)
Consolidated
Seapeak Shearwater	174,000	Mar. 2027	SHI	100%(2)	SeaRiver Maritime LLC	10 years(3)
Seapeak Osprey	174,000	May 2027	SHI	100%(2)	SeaRiver Maritime LLC	10 years(3)
Seapeak Kinabalu	174,000	Aug. 2027	SHI	100%(2)	SeaRiver Maritime LLC	10 years(3)
Seapeak Atlas	174,000	Sep. 2027	SHI	100%(2)	SeaRiver Maritime LLC	10 years(3)
Seapeak Kittiwake	174,000	Dec. 2027	SHI	100%(2)	SeaRiver Maritime LLC	10 years(3)
SHI SN Hull No. 2775	174,000	Jul. 2028	SHI	100%	U.S.-based energy company	10 years
SHI SN Hull No. 2776	174,000	Sep. 2028	SHI	100%	U.S.-based energy company	10 years
	1,218,000

(1)Samsung Heavy Industries Co., Ltd.
(2)During August 2025 and October 2025, we entered into new financing arrangements pursuant to which each of the vessels will be sold to a third party upon its delivery, subject to conditions of closing. Each of the vessels will be chartered back for a minimum period of 10 years under a bareboat charter contract. We have options to repurchase the vessels at the end of the lease terms. For further information, please read "Item 18 – Financial Statements: Note 5 – Chartered-In Vessels."
(3)The charterer has two options to extend the term for an additional three years each.

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
Charter Expirations
We have 13 LNG carriers that are subject to time-charter contracts that are scheduled to expire between January 2026 and December 2027 (excluding extension options).

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
Other Assets
We have a 30% ownership interest in an LNG receiving and regasification terminal in Bahrain. In addition, we provide the operation and maintenance services to the Bahrain terminal. The Bahrain LNG Joint Venture completed the mechanical construction and commissioning of the Bahrain terminal in late-2019 and began receiving terminal use payments in early-2020 under its agreement with BAPCO, which ends in February 2039.
Natural Gas Liquids Segment
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

As of December 31, 2025, our NGL carriers (including equity-accounted vessels) had an average age of approximately nine years, compared to the world NGL carrier fleet average age of approximately 17 years. As of that date, according to Clarksons' Ship Intelligence Database, the worldwide NGL tanker fleet consisted of approximately 1,720 vessels and approximately 314 additional NGL vessels were on order for delivery through 2030. NGL carriers range in size from approximately 1,000 to approximately 150,000 cubic meters. Approximately 36% of the vessels in the worldwide fleet are less than 5,000 cubic meters in size.

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

The following table provides information about our NGL carriers in our operating fleet as of December 31, 2025.

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter
	(cubic meters)
Operating NGL carriers:
Consolidated
Ineos Dolphin	85,000	2020	100% – Finance lease(1)	Time-charter	Ineos Europe AG	Aug. 2029(5)
Ineos Marlin	85,000	2019	100% – Finance lease(1)	Time-charter	Ineos Europe AG	Apr. 2029
Ineos Insight	27,500	2015	100% – Finance lease(1)	Time-charter	Ineos Europe AG	Sep. 2030
Ineos Ingenuity	27,500	2015	100% – Finance lease(1)	Time-charter	Ineos Europe AG	Sep. 2030
Ineos Intrepid	27,500	2015	100% – Finance lease(1)	Time-charter	Ineos Europe AG	Nov. 2030
Ineos Inspiration	27,500	2016	100% – Finance lease(1)	Time-charter	Ineos Europe AG	Mar. 2031
Ineos Innovation	27,500	2016	100% – Finance lease(1)	Time-charter	Ineos Europe AG	Jan. 2027(2)(5)
Ineos Independence	27,500	2017	100% – Finance lease(1)	Time-charter	Ineos Europe AG	Apr. 2027(2)
Ineos Invention	27,500	2017	100% – Finance lease(1)	Time-charter	Ineos Europe AG	May 2027(3)
Ineos Intuition	27,500	2017	100% – Finance lease(1)	Time-charter	Ineos Europe AG	May 2027(3)
Equity-Accounted
Libramont	38,455	2006	50% – Chartered-in	Time-charter	An international fertilizer company	May 2026
Sombeke	38,447	2006	50% – Chartered-in	Time-charter	An international fertilizer company	Jun. 2027
BW Tokyo	83,300	2009	50% – Chartered-in	Time-charter	An international energy company	Apr. 2028
Waasmunster	38,115	2014	50%	Time-charter	An international energy company	Nov. 2026
Sophie Schulte (formerly Waregem)	38,115	2014	50% – Chartered-in	Time-charter	An international fertilizer company	Jun. 2027(6)
Severin Schulte	38,115	2014	50% – Chartered-in	Time-charter	An international energy company	Mar. 2026
Warisoulx	38,115	2015	50%	Time-charter	An international trading company	Jan. 2027
Kaprijke	38,500	2015	50%	Spot	An international energy company	Nov. 2028

Vessel	Capacity	Delivery	Our Ownership	Contract Type	Charterer	Expiration of Charter
	(cubic meters)
Knokke	38,500	2016	50%	Time-charter	An international energy company	Apr. 2026(9)
Kontich	38,500	2016	50%	Time-charter	An international energy company	Dec. 2026
Kortrijk	38,500	2016	50%	Time-charter	An international trading company	Feb. 2027(7)
Kallo	38,500	2017	50% – Finance lease(4)	Time-charter	An international fertilizer company	Mar. 2026(9)
Kruibeke	38,500	2017	50% – Finance lease(4)	Time-charter	An international trading company	Dec. 2026
Kapellen	38,500	2018	50% – Finance lease(4)	Time-charter	An international trading company	Sep. 2026(3)
Koksijde	38,500	2018	50% – Finance lease(4)	Time-charter	An international energy company	Dec. 2026
Wepion	38,200	2018	50%	Time-charter	An international fertilizer company	Nov. 2026(8)
Champagny	45,000	2025	50%	Time-charter	An international energy company	Feb. 2027
Courchevel	45,000	2025	50%	Time-charter	An international energy company	May 2028(3)
	1,138,862

(1)We are the lessee for these obligations related to finance leases and have an option to repurchase the vessel after the end of the lease terms for a fixed price.
(2)The charterer has one option to extend the term for an additional five years.
(3)The charterer has one option to extend the term for an additional two years.
(4)Exmar LPG BVBA, in which we have a 50% ownership interest, is the lessee for these obligations related to finance leases and will be required to purchase the vessel after the end of the lease terms for a fixed price.
(5)In January 2026, the charterer extended the term for an additional 18 months.
(6)In June 2027, the Tielrode, one of the NGL carrier newbuildings currently under construction, will continue on this charter contract until January 2031 with one option to extend the term for an additional one year.
(7)In February 2027, the Temse, one of the NGL carrier newbuildings currently under construction, will continue on this charter contract until January 2031 with one option to extend the term for an additional one year.
(8)In November 2026. the Tielt, one of the NGL carrier newbuildings currently under construction, will continue on this charter contract until December 2030 with one option to extend the term for an additional one year.
(9)In January 2026, the charter extended the term for an additional six months.

The following table provides information about our NGL carrier newbuildings under construction as of December 31, 2025. Charters for these vessels typically commence upon delivery of the vessels.

Vessel	Capacity	Scheduled Delivery Date	Shipyard	Our Ownership	Charterer	Length of Charter
	(cubic meters)
Equity-Accounted
Meribel(1)	40,000	Jan. 2026(1)	Nantong CIMC(2)	50%	An international energy company	Dec. 2026
Antwerpen	45,000	May 2026	HMD(3)	50%	N/A	N/A
Menuires	40,000	Mar. 2026	Nantong CIMC(2)	50%	N/A	N/A
Arlon	45,000	Jul. 2026	HMD(3)	50%	N/A	N/A
Moriond	40,000	Jun. 2026	Nantong CIMC(2)	50%	N/A	N/A
Aalter	45,000	Aug. 2026	HMD(3)	50%	N/A	N/A
Mottaret	40,000	Oct. 2026	Nantong CIMC(2)	50%	N/A	N/A
Adinkerke	45,000	Dec. 2026	HMD(3)	50%	N/A	N/A
Tielt	40,000	Oct. 2026	YAMIC(4)	50% - Chartered-in	An international energy company	Dec. 2030(5)
Temse	40,000	Feb. 2027	YAMIC(4)	50% - Chartered-in	An international energy company	Jan. 2031(5)
Tielrode	40,000	Jun. 2027	YAMIC(4)	50% - Chartered-in	An international energy company	Jan. 2031(5)
Tervuren	40,000	Oct. 2027	YAMIC(4)	50% - Chartered-in	N/A	N/A
Libin	48,000	Nov. 2027	YAMIC(4)	50% - Chartered-in	N/A	N/A
Libramont	48,000	Dec. 2027	YAMIC(4)	50% - Chartered-in	N/A	N/A
	596,000
(1)On January 8, 2026, the Meribel was delivered to our 50%-owned Exmar LPG Joint Venture and concurrently commenced its one year time-charter contract.
(2)Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd.
(3)Hyundai Mipo Dockyard Co., Ltd.
(4)Jiangsu Yangzi Mitsui Shipbuilding Co., Ltd.
(5)The charterer has one option to extend the term for an additional one year.

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
Safety, Management of Ship Operations and Administration
We internally manage our ship operations, other than the vessels owned or chartered-in by our joint ventures with Exmar, which are commercially and technically managed by Exmar, two of the Angola LNG Carriers, which are commercially and technically managed by NYK Energy Transport (Atlantic) Ltd. and four of our LNG carriers, which are chartered-out to Shell Tankers (Singapore) Private Ltd. and technically managed by a subsidiary of Shell Plc. Safety and Environmental Compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, and to minimize the impact on the environment and society. We seek to effectively manage risk in the organization using a three-tiered approach at an operational, management and corporate level, designed to provide a clear line of sight throughout the organization. All of our operational employees receive training in the use of risk tools and the management system. We also have an approved competency management system in place to ensure our seafarers continue their professional development and are competent before being promoted to more senior roles.

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

In October 2023, Seapeak joined the methane abatement in maritime innovation initiative (or MAMII), We have participated in feasibility studies for new technology to reduce all methane emissions from our LNG carriers. This focuses on two areas:

•Methane emissions carried over with dual fuel engine exhaust gases also known as methane slip.
•Methane emissions due to leaks from cargo equipment, also known as fugitive emissions.
In 2026, we expect to fit exhaust monitoring equipment to one of our LNG carriers to gauge the extent of methane slip. We also expect to utilize a third party to carry out checks for fugitive emissions across six of our LNG carriers. Our membership in MAMII informs us of potential options to reduce methane emissions on our LNG fleet.

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

As of March 1, 2018, amendments to Annex VI impose new requirements on ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work. Amendments to MARPOL Annex VI that makes the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessels' Ship Energy Efficiency Management Plan (or SEEMP) to include a part II describing the ship specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data to the Administration. This has been verified as compliant on all ships for calendar year 2024. The verification of data collected for the 2025 calendar year is ongoing.

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

The IMO's Ballast Water Management Convention entered into force on September 8, 2017. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. All ships in service must now comply with the D-2 water quality standard when discharging ballast water in coastal regions. The D-1 quality standard is only available as a contingency should a complete failure of the ballast water treatment system occur. All Seapeak vessels are fitted with IMO / USCG approved ballast water treatment systems.

Amendments to Appendix II of Ballast Water Management Convention, adopted by MEPC.369(80) regarding updating the existing format of Ballast Water Record Book entered into force on February 1, 2025. Our ballast water management procedure and ballast water record book have been updated and all of our vessels are in compliance with MEPC.369(80).

The IMO has also adopted the Polar Code which deals with matters regarding the design, construction, equipment, operation, search and rescue and environmental protection in relation to ships operating in waters surrounding the two poles. The Polar Code includes both safety and environmental provisions. The Polar Code and related amendments entered into force in January 2017. The Polar Code is mandatory for new vessels built after January 1, 2017. For existing ships, this code will be applicable from the first intermediate or renewal survey, whichever occurs first, beginning on or after January 1, 2018. All of our vessels trading in this area are fully compliant with the Polar Code.

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

Amendment to LSA Code and Resolution MSC.81(70), adopted by MSC.535(107) and MSC.544(107) entered into force on January 1, 2026, regarding ventilation requirement of totally enclosed lifeboats.

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

The 2022 Amendments to MLC, 2006 relating to recruitment and placement, accommodation and recreational facilities, food and catering, health and safety protection, accident prevention, and financial security entered into force on December 23, 2024. All of our vessels are in compliance with these requirements.

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

All ships above 5,000 gross tonnage calling EU waters are required to comply with EU-MRV regulations. These regulations came into force on July 1, 2015 and aim to reduce GHG emissions within the EU. It requires ships carrying out maritime transport activities to or from European Economic Area ports to monitor and report information, including verified data on their CO2 emissions from January 1, 2018. Data collection takes place on a per voyage basis and started from January 1, 2018. The reported CO2 emissions, together with additional data (e.g. cargo, energy efficiency parameters), are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency (or EMSA). Seapeak has signed an agreement with Det Norske Veritas (or DNV), an international accredited registrar and classification society, for monitoring, verification and reporting as required by this regulation. The reporting period for the 2024 calendar year has been completed, and emission reports for the vessels which have carried out EU voyages have been submitted in the Hybrid European Targeting and Inspection System (or THETIS) database. Based on emission reports submitted in THETIS, a document of compliance has been issued and placed on board.

Following on from the EU MRV regulation, the European Union extended their Emissions Trading System (or EU ETS) to the maritime sector, entered into force on January 1, 2024. This requires shipping companies to submit emissions allowances based on their verified maritime emissions under the EU’s Monitoring, Reporting and Verification (or MRV) framework. It also introduced the requirement for shipping companies to submit a Company level Emissions report to the EMSA Thetis Database.

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
The Fuel EU Monitoring Plans for Seapeak vessels were approved by an accredited verifier (DNV) and are currently in use with the first reporting year being 2025.

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

The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships entered into force on June 26, 2025, following the fulfilment of the ratification criteria in June 2023. By June 26, 2026, new build ships will have to have an approved and certified IHM on board. By June 26, 2030, existing ships will have to have an approved and certificated IHM on board; have a Ready for Recycling Certificate on board, and only be recycled at a ship recycling facility which has a valid Document of Authorization for Ship Recycling.

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
GHG Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) took effect. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of GHGs. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015, the Paris Agreement was adopted by a large number of countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement, which entered into force on November 4, 2016, deals with GHG emission reduction measures and targets from 2020 in order to limit the global temperature increases to well below 2o Celsius above pre-industrial levels. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing GHG emissions from shipping. In January 2025, U.S. President Trump signed an executive order to withdraw the United States from the Paris Agreement.

In July 2011, the IMO adopted regulations imposing technical and operational measures for the reduction of GHG emissions. These new regulations formed a new chapter in MARPOL Annex VI and became effective on January 1, 2013. The new technical and operational measures imposed by these new regulations include the EEDI, which is mandatory for newbuilding vessels, and SEEMP which is mandatory for all vessels. In October 2016, the IMO’s MEPC adopted updated guidelines for the calculation of the EEDI. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnage and above are to collect fuel consumption and other data and to report the aggregated data so collected to their flag state at the end of each calendar year. The new requirements entered into force on March 1, 2018.

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

Amendments to the International Convention for the Prevention of Pollution from Ships (or MARPOL) Annex VI entered into force on November 1, 2022. From January 1, 2023 it is mandatory for all ships to calculate their attained EEXI to measure their energy efficiency and to initiate the collection of data for the reporting of their annual operational carbon intensity indicator (or CII) and CII rating. Data for the annual CII reporting period of 2025 has been collected and submitted for verification prior to the March 31, 2026 deadline with a Statement of Compliance, and new ratings are expected to be issued no later than May 31, 2026. The measures are part of IMO's commitment under its 2018 Initial Strategy on Reduction of GHG Emissions from Ships to reduce carbon intensity from all ships by 40% by 2030 compared to 2008. We have calculated the attained EEXI for our fleet and installed Engine Power Limitation (or EPL) where necessary to comply with the required EEXI benchmark. Further, we are exploring alternatives to optimize the emissions output of our vessels, including installing energy saving devices on board our vessels, such as air lubrication systems and retrofitting reliquefaction plants.

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

On July 14, 2022, the European Commission presented its proposal to revise the current EU ETS. The proposal modifies and aligns the existing EU ETS target of 43% GHG emission reduction by 2030 (vs 2005 levels) with the Fit for 55 Package goal, aiming for at least 55% GHG emission reduction for the whole EU economy by 2030 (vs 1990 levels). Following the usual political procedure, both the EU Council and the European Parliament adopted their initial reactions to the proposal of the European Commission in June 2022. With the first step of the political process achieved, the inter-institutional negotiations between the European Parliament, Council and Commission officially began on July 11, 2022. For the maritime industry, the emissions emitted by transport maritime were integrated in the current EU ETS as from 2025. It includes CO2 emissions of most large vessels. Coverage will be progressive, starting in 2025 with 40% of the emissions emitted in 2024 and aiming to achieve full coverage of intra-EU voyages by 2027. From 2026, non-CO2 emissions such as nitrous oxide (or N2O), and methane will also be included in the system. Offshore vessels over 5000 GT will be included in the EU ETS from 2027. The EU policymakers have also recognized a list of exemptions and measures to avoid carbon leakage. Maritime transport is a sector that will not receive free allocation nor be protected by CBAM. This means that the EU ETS Directive will require the publication of a list of neighboring transshipment ports to avoid evasive behavior of carbon requirements. The agreement also recognizes exemptions for ice class ships (such as our ARC7 vessels), small islands, outermost EU regions and public service journeys between Greece and Cyprus.

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

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as at December 31, 2025.
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

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (which statutory rate as of the end of 2025 was 21%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Gross Income, without benefit of deductions. With respect to our taxable year ended in 2025, we believe we are subject to the 4% Gross Basis Tax and that we will not be able to qualify for the Section 883 Exemption. We expect the amount of our liability for U.S. federal income tax on our U.S. Source International Transportation Gross Income for such taxable year will be approximately $1.1 million. The amount of such tax for which we are liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
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
Other Taxation
We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. In other non-U.S. jurisdictions, we and our subsidiaries rely on statutory exemptions from tax. However, we cannot assure that any statutory exemptions from tax on which we or our subsidiaries rely will continue to be available as tax laws in those jurisdictions may change or we or our subsidiaries may enter into new business transactions relating to such jurisdictions, which could affect our or our subsidiaries' tax liability. Please read “Item 18 – Financial Statements: Note 11 – Income Tax (Expense) Recovery .”
Item 4A.Unresolved Staff Comments
Not applicable.
Item 5.Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this report. In addition, please refer to Item 5 in our Annual Report on Form 20-F for the year ended December 31, 2024 for our discussion and analysis comparing financial condition and results of operations from 2024 to 2023.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
Seapeak LLC is an international provider of marine transportation services focusing on LNG and NGL. Our primary strategy focuses on servicing customers through our owned and leased fleet of vessels under medium to long-term, fixed-rate charters. We may evaluate and enter into adjacent liquefied gas markets, renewable markets, and other maritime opportunities. In executing our strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that provide increased access to emerging opportunities from global expansion of the LNG and NGL sectors.
SIGNIFICANT DEVELOPMENTS IN 2025 AND EARLY 2026
LNG Carrier Newbuildings
In December 2025, we entered into shipbuilding contracts with Samsung Heavy Industries Co., Ltd. for the construction of two, 174,000-cubic meter low-pressure dual-fueled (X-DF) LNG carrier newbuildings. The two LNG carriers will be constructed for a total estimated fully built-up of cost of $511.6 million and the first installment payments totaling $48.9 million were paid in February 2026.

Concurrently in December 2025, we secured 10-year fixed-rate charter contracts with a U.S.-based, investment grade LNG exporter for the two LNG carrier newbuildings, which are expected to commence during the second half of 2028 upon deliveries of the vessels.
Steam Turbine LNG Carriers

As at January 1, 2025, our LNG segment included seven steam turbine LNG carriers, the oldest vessels in our LNG fleet.

Spanish Fleet

In early 2025, the three steam turbine LNG carriers, the Seapeak Hispania, the Seapeak Mars (formerly, the Seapeak Madrid), and the Seapeak Asia (formerly, the Seapeak Catalunya) were placed in lay-up to reduce our operating costs while we explored chartering opportunities. In December 2025, as we were ultimately unable to charter the Seapeak Asia, the vessel was sold for net proceeds of $12.1 million, resulting in a loss on sale of $3.8 million. In December 2025, the carrying values of the Seapeak Mars and the Seapeak Hispania were written down to their estimated sales prices based on the sale of the Seapeak Asia, resulting in a total impairment charge of $7.1 million. In January 2026, the Seapeak Mars was sold for net proceeds of $12.1 million. In January 2026, the Seapeak Hispania was renamed Seapeak Jupiter and the vessel was sold in March 2026 for net proceeds of $14.9 million.

In addition, we recognized $21.9 million of restructuring costs during 2025, which primarily related to severance costs for our seafarers associated with these vessels.

RasGas II Joint Venture

The 20-year charters for the three steam turbine LNG carriers (or the RasGas II Joint Venture vessels), of which we have a 70% ownership interest (or the RasGas II Joint Venture), are scheduled to expire during October 2026 to February 2027. Steam turbine LNG carriers are currently facing market pressure due to weak demand and thus a record number of such vessels are currently inactive. The outlook for these vessels is not expected to significantly improve by late-2026 or early-2027. We expect that the RasGas II Joint Venture vessels will be sold, unless a suitable charter can be found prior to the expiration of their existing charters. As a result, effective October 1, 2025, we reduced our estimate of their useful lives from 25 years to 20 years. In addition, the carrying values of these vessels were written down to their estimated fair values in late-2025, resulting in a total impairment charge of $60.1 million.

MALT LNG Carrier Charter Contracts
Two of the six LNG carriers in our 52%-owned MALT Joint Venture, the Seapeak Marib and Seapeak Arwa, were chartered-out to Yemen LNG Company Limited (or YLNG) under long-term charter contracts. However, due to the political unrest in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the MALT Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments was deferred. In March 2025, the MALT Joint Venture entered into a third suspension agreement (or the Third Suspension Agreement) with YLNG to further extend the charter deferral period for the Seapeak Marib and the Seapeak Arwa for up to an additional three years until March and April 2028, respectively. Should the LNG plant in Yemen resume operations during the term of the Third Suspension Agreement, YLNG will be required to repay the applicable deferred amounts plus interest in installments over a specified time period. However, there are no assurances if or when the LNG plant will resume operations, or if YLNG will repay, or be able to repay, all or any portion of the deferred amounts. As was the case with the previous suspension agreements, pursuant to and during the term of the Third Suspension Agreement, the MALT Joint Venture is permitted to directly charter the Seapeak Marib and the Seapeak Arwa for its own account to third parties.
Russia-Ukraine War
The ongoing Russia-Ukraine war has disrupted energy markets and supply chains, has resulted in various sanctions on Russian entities, individuals, and sectors, and has caused volatility in global energy markets. While much uncertainty remains regarding the global impact and remaining duration of the war, and the impact of any additional sanctions that may be imposed on Russia and its trading partners, it is possible that continued hostilities between Russia and Ukraine and any actions taken by the U.S., EU, UK or by other countries or administrations in response to those hostilities could adversely affect our business, financial condition, results of operations and cash flows. In October 2025, the EU announced that effective January 1, 2027, there will be a ban on Russian LNG imported into the EU pursuant to long-term supply contracts. In November 2025, the UK announced its intention to implement a ban on the provision of UK maritime services and UK insurance services in connection with Russian LNG exports. To date, we have not experienced any material adverse financial impact as a result of the Russia-Ukraine war. However, as a result of these recent announcements (and as the regulatory landscape continues to evolve), we expect we will be required to restructure our operations to comply with applicable sanctions.
Geopolitical and Economic Uncertainty
The U.S. administration continues to negotiate and implement new or increased tariffs on foreign imports, which has resulted in retaliatory tariffs being levied on certain U.S. goods and commodities and may lead to potential trade wars. This activity has disrupted global markets resulting in significant volatility in stock and commodity prices and an increase in general global economic uncertainty, including an increased risk of economic recessions.
Separately, tensions in the Middle East may impact our business. Most recently, in February 2026, the U.S. and Israel launched a major attack on Iran which has resulted in a retaliation by Iran against U.S. military bases in the Middle East and other targets. This recent conflict in the Middle East has resulted in attacks on commercial vessels, disruption of shipping trade routes and high risk in entering the Strait of Hormuz.
As a result of the rapidly changing and unpredictable geopolitical climate, the shipping industry is experiencing uncertainty as to future vessel demand, trade routes, rates and operating costs.
Proposed U.S. and China Port Fees
In early 2025, the Office of the U.S. Trade Representative announced that port fees would apply to vessels connected with China and that dock at U.S. ports. Commencing on October 14, 2025, Chinese vessel owners and Chinese vessel operators were expected to be subject to fees starting at $50 per net ton, and non-Chinese operators using Chinese-built vessels were expected to be subject to fees starting at $18 per net ton, in each case, subject to annual fee increases but up to a cap of five visits per year per vessel.

In October 2025, China announced retaliatory port fees on vessels connected with the U.S. and that dock at Chinese ports. The fee, which was also scheduled to be effective from October 14, 2025, started at RMB 400 per net ton (approximately $55 per net ton), and was subject to a cap of five visits per calendar year.
In November 2025, the U.S. and China announced that they had agreed on a reciprocal one-year suspension of their respective port fees.
Other Fleet Developments
We have three LNG carriers in our 52%-owned joint venture that recently completed their long-term charter contracts and have been operating on short-term charter contracts since their redeliveries. Additionally, we have five LNG carriers (including two LNG carriers from our 52%-owned joint venture and one LNG carrier from our 70%-owned RasGas II Joint Venture) which are expected to complete their long-term charter contracts during 2026. LNG project delays have caused a near-term oversupply of LNG carriers. As a result, our results for 2026 and beyond may be negatively impacted to the extent that there are periods within 2026 or subsequent years that we have LNG carriers without charter contracts or we have rechartered our LNG carriers at rates lower than they earned on their prior charter contracts.
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

Net Voyage Revenues. Net voyage revenues represents income (loss) from vessel operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, (write-down) gain and (loss) gain on sales of vessels, and restructuring charges. This is a non-GAAP financial measure; for more information about this measure, please read "Item 5 – Operating and Financial Review and Prospects – Non-GAAP Financial Measures".

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

Income (Loss) from Vessel Operations. To assist us in evaluating our operations by segment, we analyze the income (loss) we earn (incur) from each segment after deducting operating expenses, but prior to the inclusion or deduction of equity income, interest expense, interest income, realized and unrealized (loss) gain on non-designated derivative instruments, foreign currency exchange loss, other (expense) income and income tax (expense) recovery. For more information, please read “Item 18 – Financial Statements: Note 4 – Segment Reporting.”

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

SUMMARY FINANCIAL DATA
Set forth below is summary consolidated financial and other data of Seapeak LLC and its subsidiaries for fiscal years 2025 and 2024, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, the consolidated financial statements and the accompanying notes for the years ended December 31, 2025 and 2024 (which are included herein).

(in thousands of U.S. Dollars, except fleet data)	Year Ended December 31, 2025 $	Year Ended December 31, 2024 $
GAAP Financial Comparison:
Income Statement Data:
Voyage revenues	636,958	710,744
Income (loss) from vessel operations(1)	130,870	(94,505)
Equity income	93,241	122,279
Net income (loss)(1)	25,991	(95,821)

Balance Sheet Data (at end of period):
Cash and cash equivalents	122,906	153,726
Restricted cash	22,248	34,242
Vessels and equipment(2)	2,786,535	2,954,134
Investment in and advances to equity-accounted joint ventures, net	1,357,862	1,346,578
Net investments in direct financing and sales-type leases, net(3)	602,518	646,326
Total assets	5,137,634	5,378,721
Total debt(4)	2,694,581	2,787,092
Total equity	2,189,989	2,306,694

Non GAAP Financial Comparison:(5)
Net voyage revenues	624,877	699,150
EBITDA(1)	325,847	208,673

Fleet Data:
Average number of vessels:(6)
Consolidated – LNG Carriers	21	20
Equity-Accounted – LNG Carriers	24	24
Consolidated – NGL Carriers	10	17
Equity-Accounted – NGL Carriers	19	18
(1)Amounts are net of (write-down) gain and (loss) gain on sales of vessels of ($71.0) million and ($382.8) million for 2025 and 2024, respectively.
(2)Vessels and equipment consists of (a) our vessels, at cost less accumulated depreciation, (b) vessels related to finance leases, at cost less accumulated depreciation and (c) advances on newbuilding contracts.
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
(6)Average number of vessels is based on the period during the year that our vessels were in our possession, excluding any vessels under construction. The average number of vessels for our consolidated NGL fleet includes six vessels chartered-in until December 2024 and the average number of vessels for our equity-accounted NGL fleet includes seven vessels chartered-in by our Exmar LPG Joint Venture during the year ended December 31, 2025 (year ended December 31, 2024 – six vessels).

RESULTS OF OPERATIONS
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance and may affect our future performance are listed below:

•The size of our fleet changes. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and sales, including within our equity-accounted joint ventures. Please read “Liquefied Natural Gas Segment”, "Natural Gas Liquids Segment" below and “Significant Developments in 2025 and Early 2026” above for further details about certain prior and future vessel deliveries, acquisitions and sales.
•The amount and timing of dry docking of our vessels can affect our revenues between periods. Our vessels are off-hire at various times due to scheduled and unscheduled maintenance. During 2025 and 2024, we had 78 and 80 scheduled off-hire days, respectively, relating to the dry docking of our vessels which are consolidated for accounting purposes. In addition, certain of our consolidated vessels had unplanned off-hire of 34 days in 2025 and 71 days in 2024 relating to repairs. The financial impact from these periods of off-hire, if material, is explained in further detail below.
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
•Our financial results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income (loss) as our derivative instruments and the majority of the derivative instruments held by our equity-accounted joint ventures are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates and foreign currency exchange rates fluctuate relating to our interest rate swaps and cross currency swaps. Please read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.” The unrealized gains or losses relating to changes in fair value of our derivative instruments do not impact our cash flows.
•Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, amounts due to affiliates, and long-term debt) are revalued and reported based on the prevailing exchange rate at the end of the period. These foreign currency translations fluctuate based on the strength of the U.S. Dollar relative mainly to the Euro and NOK and are included in our results of operations. The translation of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange gains or losses but does not currently impact our cash flows.
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
•Certain of our equity-accounted vessels earned revenues based partly on spot market rates. Certain of our LPG carriers in our 50%-owned Exmar LPG Joint Venture were either trading or are currently trading in the spot market or have a component of their charter rate linked to spot market rates. Volatility of spot rates will affect our results from period to period.
•We do not completely control access to cash flow generated by our investments in equity-accounted joint ventures. We do not have complete control over the operations of, nor do we have any legal claim to the revenue and expenses of our investments in our equity-accounted joint ventures. Consequently, the cash flow generated by our investments in equity-accounted joint ventures may not be available for use by us in the period that such cash flows are generated.

Year Ended December 31, 2025 versus Year Ended December 31, 2024
Liquefied Natural Gas Segment
As at December 31, 2025, our liquefied natural gas segment fleet included 51 LNG carriers (including seven LNG carriers under construction), and one LNG regasification terminal in Bahrain, in which our interests ranged from 20% to 100%.

The following table compares our liquefied natural gas segment’s operating results, revenue days, calendar-ship-days and utilization for 2025 and 2024 and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2025 and 2024 to income (loss) from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes an average of 21 LNG carriers that are accounted for under the consolidation method of accounting for the year ended December 31, 2025 (2024 – an average of 20 LNG carriers), and the ship management and corporate services we provide to certain of our equity-accounted joint ventures. A comparison of the results from vessels and assets accounted for under the equity method is described later in this section under "Equity Income."

(in thousands of U.S. Dollars, except for days and percentages)	Year Ended December 31,			% Change
	2025	2024	Change
Voyage revenues	522,468	566,614	(44,146)	(7.8)
Voyage expenses	(11,178)	(4,598)	(6,580)	143.1
Net voyage revenues(1)	511,290	562,016	(50,726)	(9.0)
Vessel operating expenses	(186,710)	(181,427)	(5,283)	2.9
Depreciation and amortization	(111,816)	(111,339)	(477)	0.4
General and administrative expenses(2)	(30,971)	(23,402)	(7,569)	32.3
Write-down and loss on sales of vessels	(71,006)	(387,109)	316,103	(81.7)
Restructuring charges	(21,927)	—	(21,927)	100.0
Income (loss) from vessel operations	88,860	(141,261)	230,121	162.9
Equity income	67,525	94,577	(27,052)	(28.6)
Operating Data:
Calendar-Ship-Days (B)	7,642	7,389	253	3.4
Less:
Scheduled dry-docking days	—	34	(34)	(100.0)
Unscheduled off-hire and idle days	1,063	185	878	474.6
Revenue Days (A)	6,579	7,170	(591)	(8.2)
Utilization (A)/(B)	86.1%	97.0%
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

Our liquefied natural gas segment’s total calendar-ship-days increased to 7,642 days in 2025 from 7,389 days in 2024. The increase in total calendar-ship-days is due to the purchase of the Marvel Swan LNG carrier in October 2024, partially offset by the sale of the Seapeak Asia in December 2025.

Net Voyage Revenues. Net voyage revenues decreased by $50.7 million in 2025 compared to 2024, primarily due to:

•a decrease of $55.0 million during 2025 primarily due to the lay-up of the Seapeak Asia, the Seapeak Hispania, and the Seapeak Mars LNG carriers and lower short-term charter rates earned following the scheduled completion of their previous charter contracts;
•a decrease of $18.9 million primarily due to lower charter rates earned by the Seapeak Vancouver LNG carrier following the scheduled completion of its previous charter contract in March 2025;
•a decrease of $3.7 million primarily due to a decrease in operating and maintenance cost recoveries from the management and operations of the Bahrain LNG Terminal, in which we have a 30% ownership interest, during 2025 as additional repairs and maintenance were performed on the terminal in 2024 ahead of its restart in early-2025; and
•a decrease of $2.7 million due to lower charter rates earned by the Seapeak Glasgow LNG carrier following the scheduled completion of its previous charter contract in November 2025;

partially offset by:
•an increase of $24.9 million due to the purchase of the Marvel Swan LNG carrier in October 2024;
•an increase of $3.4 million due to higher reimbursement of seafarers' costs (offset in vessel operating expenses) and ship management fees from certain of our equity-accounted joint ventures during 2025; and
•an increase of $0.9 million due to fewer off-hire days for unscheduled repairs on certain of our LNG carriers during 2025.
Vessel Operating Expenses. Vessel operating expenses increased by $5.3 million in 2025 compared to 2024, primarily due to:
•an increase of $4.8 million due to the purchase of the Marvel Swan LNG carrier in October 2024;
•an increase of $2.8 million due to higher reimbursable seafarers' costs related to vessels operating in certain of our equity-accounted joint ventures (offset in voyage revenues) during 2025;
•an increase of $1.4 million due to higher seafarers' costs on certain of our LNG carriers during 2025 as a result of salary increases and the timing and location of crew changes; and
•an increase of $1.3 million due to higher insurance costs during 2025;
partially offset by:
•a decrease of $4.6 million due to the lay-up of three of our steam turbine LNG carriers since early-2025; and
•a decrease of $1.8 million due to a reduction in repairs and maintenance on the Bahrain LNG terminal, partially offset by increased manning costs as the terminal restarted operations in early-2025.
Depreciation and Amortization. Depreciation and amortization increased by $0.5 million in 2025 compared to 2024, primarily due to:
•an increase of $5.5 million during 2025 due to the purchase of the Marvel Swan LNG carrier in October 2024;
partially offset by:
•a decrease of $3.2 million during 2025 due to the acquisition cost of the 20-year time-charter contract for the Seapeak Mars being fully amortized upon its scheduled completion in December 2024; and
•a decrease of $1.8 million due to the write-down of our seven steam turbine LNG carriers during the fourth quarter of 2024 and the further write-down of the three RasGas II steam turbine LNG carriers in the third quarter of 2025; partially offset by the reduction in the estimated useful life of these seven LNG carriers by 10 years effective January 1, 2025 and the RasGas II steam turbine LNG carriers by an additional five years effective October 1, 2025.
Write-down and Loss on Sales of Vessels. Write-down and loss on sales of vessels decreased by $316.1 million from $387.1 million in 2024 to $71.0 million in 2025 primarily due to:

•a decrease of $387.1 million due to the write-down of seven of our steam turbine LNG carriers to their estimated fair values in December 2024 as a result of changes in our expectations of their future opportunities;

partially offset by:

•an increase of $60.1 million due to the write-down of the three RasGas II steam turbine LNG carriers to their estimated fair values in September 2025, as a result of further changes in our expectations of their future opportunities;

•an increase of $7.1 million due to the write-down of the Seapeak Mars and Seapeak Hispania steam turbine LNG carriers to their expected net sales proceeds in December 2025; and

•an increase of $3.8 million due to the loss on the sale of the Seapeak Asia steam turbine LNG carrier in December 2025.

Equity Income. Equity income decreased by $27.0 million in 2025 compared to 2024. The change in equity income included a decrease of $14.4 million related to changes in our unrealized credit loss provisions recorded in certain of our equity-accounted joint ventures, primarily due to a decrease in the estimated charter-free vessel fair values for vessels servicing time-charter contracts accounted for as direct financing or sales-type leases in 2025 and a decrease of $7.8 million due to unrealized losses on non-designated derivative instruments in 2025 compared to unrealized gains on non-designated derivative instruments in 2024 primarily due to changes in long-term forward benchmark interest rates. Excluding these changes in unrealized credit loss provisions and unrealized (losses) gains on non-designated derivative instruments, equity income decreased by $4.8 million, primarily due to:

•MALT LNG Joint Venture: a decrease of $21.0 million primarily due to lower charter rates earned by certain LNG carriers and the vessels being temporarily idle between short-term charter contracts during 2025, partially offset by fewer off-hire days due to a decrease in scheduled dry dockings on certain LNG carriers during 2025.

•Excalibur LNG Joint Venture: a decrease of $2.1 million from our Excalibur Joint Venture, in which we sold our 50% interest in September 2022, due to the net proceeds received during 2024 from an arbitration award related to the early termination of a charter in 2022.

partially offset by:

•Yamal LNG Joint Venture: an increase of $14.8 million primarily due to unrealized foreign exchange gains due to the period-end revaluation of Euro cash deposits for financial reporting purposes into U.S. Dollars; partially offset by higher depreciation expense primarily due to the completion of the first scheduled dry dockings of certain LNG carriers during 2024.

•Bahrain LNG Joint Venture: an increase of $2.9 million primarily due to a decrease in Bahrain LNG terminal repair costs during 2025, partially offset by an increase in legal expenses and interest costs associated with the settlement of a dispute with the Bahrain LNG terminal contractor in October 2025.
Natural Gas Liquids Segment
As at December 31, 2025, our natural gas liquids segment fleet, which consists of LPG, ethane and multi-gas carriers, included 42 NGL carriers in which our interests ranged from 25% to 100% (including seven time chartered-in NGL carriers, eight NGL carriers under construction and six time chartered-in NGL carriers under construction).

The following table compares our natural gas liquids segment’s operating results, revenue days, calendar-ship-days and utilization for 2025 and 2024, and compares its net voyage revenues (which is a non-GAAP financial measure) for the years ended December 31, 2025 and 2024 to income from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes an average of 10 NGL carriers that are accounted for under the consolidation method of accounting for the year ended December 31, 2025 (2024 – an average of 11 wholly-owned NGL carriers and six chartered-in NGL carriers). A comparison of the results from vessels accounted for under the equity method is described below under "Equity Income".

(in thousands of U.S. Dollars, except for days and percentages)	Year Ended December 31,			% Change
	2025	2024	Change
Voyage revenues	114,490	144,130	(29,640)	(20.6)
Voyage expenses	(903)	(6,996)	6,093	(87.1)
Net voyage revenues(1)	113,587	137,134	(23,547)	(17.2)
Vessel operating expenses	(35,930)	(49,469)	13,539	(27.4)
Time-charter hire expenses	—	(8,237)	8,237	(100.0)
Depreciation and amortization	(32,166)	(31,325)	(841)	2.7
General and administrative expenses(2)	(3,481)	(5,686)	2,205	(38.8)
Gain on sales of vessels	—	4,339	(4,339)	(100.0)
Income from vessel operations	42,010	46,756	(4,746)	(10.2)
Equity income	25,716	27,702	(1,986)	(7.2)
Operating Data:
Calendar-Ship-Days (B)	3,650	6,158	(2,508)	(40.7)
Less:
Scheduled dry-docking days	78	46	32	69.6
Unscheduled off-hire and idle days	25	144	(119)	(82.6)
Revenue Days (A)	3,547	5,968	(2,421)	(40.6)
Utilization (A)/(B)	97.2%	96.9%
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

Our natural gas liquids segment’s total calendar-ship-days were 3,650 days in 2025 compared to 6,158 days in 2024. The decrease in total calendar-ship-days is due to the redelivery of six chartered-in NGL carriers to their owners in December 2024 and the sales of the Seapeak Napa, the Seapeak Cathinka, the Seapeak Camilla and the Seapeak Pan, in February 2024, March 2024, April 2024 and August 2024, respectively.

Net Voyage Revenues. Net voyage revenues decreased by $23.5 million during 2025 compared to 2024, primarily due to:

•a decrease of $19.6 million due to the scheduled redelivery of six time chartered-in NGL carriers to their owners in December 2024;

•a decrease of $3.1 million due to the sales of our multi-gas carriers, the Seapeak Napa, the Seapeak Cathinka, the Seapeak Camilla, and the Seapeak Pan during 2024; and

•a decrease of $1.0 million due to an increase in scheduled dry dockings of certain of our NGL carriers during 2025.

Vessel Operating Expenses. Vessel operating expenses decreased by $13.5 million in 2025 compared to 2024, primarily due to:

•a decrease of $11.9 million due to the scheduled redelivery of six chartered-in NGL carriers to their owners in December 2024; and

•a decrease of $2.5 million due to the sales of the Seapeak Napa, the Seapeak Cathinka, the Seapeak Camilla and the Seapeak Pan during 2024;

partially offset by:

•an increase of $1.0 million due to higher seafarers' costs on certain of our NGL carriers during 2025 primarily due to the timing and location of crew changes.

Time-Charter Hire Expenses. Time-charter hire expenses decreased by $8.2 million in 2025 compared to 2024 due to the scheduled redelivery of six chartered-in NGL carriers to their owners in December 2024.

Gain on Sales of Vessels. Gain on sales of vessels was $4.3 million in 2024 and relates to the sales of the Seapeak Napa, the Seapeak Cathinka, the Seapeak Camilla, and the Seapeak Pan during 2024.

Equity Income. Equity income from the Exmar LPG Joint Venture decreased by $2.0 million in 2025 compared to 2024, primarily due to:

•a decrease of $5.1 million due to a $6.5 million gain recognized on the sale of the Severin Schulte LPG carrier during 2024 and $0.9 million due to an impairment of the right of use asset associated with the in-chartered Severin Schulte LPG carrier during 2025, as a result of a reduction in our estimated future hire rates, partially offset by a $2.3 million gain recognized on the sale of the Sophie Schulte LPG carrier during 2025;

•a decrease of $2.7 million due to unrealized losses on non-designated derivative instruments during 2025, compared to unrealized gains during 2024 primarily due to changes in long-term forward benchmark interest rates; and

•a decrease of $1.3 million due to the net impact of in-charter payments for two vessels following sale-leaseback arrangements for the vessels during 2025;

partially offset by:
•an increase of $8.1 million due to an increase in earnings related to the deliveries of the Champagny and the Courchevel LPG carriers during 2025.
Other Operating Results
The following table compares our other operating results for the years ended December 31, 2025 and 2024:

	For the Year Ended
(in thousands of U.S. Dollars)	December 31, 2025	December 31, 2024	Change	% Change
General and administrative expenses	(34,452)	(29,088)	(5,364)	18.4
Restructuring charges	(21,927)	—	(21,927)	100.0
Interest expense	(165,350)	(178,417)	13,067	(7.3)
Interest income	12,592	14,101	(1,509)	(10.7)
Realized and unrealized (loss) gain on non-designated derivative instruments	(14,511)	55,663	(70,174)	(126.1)
Foreign currency exchange loss	(6,236)	(1,396)	(4,840)	346.7
Other expense	(21,499)	(16,032)	(5,467)	34.1
Income tax (expense) recovery	(3,116)	2,486	(5,602)	(225.3)
Other comprehensive (loss) income	(16,918)	4,964	(21,882)	(440.8)

General and Administrative Expenses. General and administrative expenses were $34.5 million in 2025, as compared to $29.1 million in 2024. The increase was primarily due to a discretionary compensation payment to directors and management approved by our sole common shareholder during 2025, partially offset by a reduction in professional fees during 2025.

Restructuring Charges. Restructuring charges were $21.9 million in 2025 and primarily relate to severance costs resulting from the dismissal of our Spanish seafarers. The dismissal of the seafarers followed our decision to restructure the operations of the four steam turbine LNG carriers, which comprise our Spanish fleet, due to the adverse market conditions affecting steam turbine LNG carriers.

Interest Expense. Interest expense was $165.4 million in 2025, as compared to $178.4 million in 2024. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to finance leases. The decrease was primarily due to lower debt balances as a result of scheduled repayments and the lower utilization of our revolving credit facility, and lower floating interest rates during 2025; partially offset by the financing of the Marvel Swan LNG carrier during the first quarter of 2025 and the refinancing of certain of our vessels during 2024.

Realized and Unrealized (Loss) Gain on Non-designated Derivative Instruments. We have entered into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce exposure to interest rate variability on certain of our U.S. Dollar-denominated and our previously outstanding Euro-denominated floating rate debt. Our interest rate swaps typically require settlements every three months and the receipt of floating interest is based on the prevailing SOFR rate at the beginning of the settlement period. Please read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities" for details of our current derivative positions and a breakdown of realized and unrealized gains (losses) relating to these non-designated interest rate swap agreements. Realized gains (losses) during a period reflect prevailing SOFR rates that are higher (lower) than the average fixed rates of our interest rate swaps. Unrealized gains (losses) will primarily reflect an increase (decrease) in the long-term SOFR yield curve during each relevant period. Net realized and unrealized (loss) gains on non-designated derivative instruments were $(14.5) million and $55.7 million for 2025 and 2024, respectively, primarily due to changes in the prevailing and forward SOFR rates during these periods.

Foreign Currency Exchange Loss. Foreign currency exchange loss was $6.2 million and $1.4 million for 2025 and 2024, respectively. These foreign currency exchange losses were primarily due to the relevant period-end revaluation of our NOK-denominated debt and, for the year ended December 31, 2024, our Euro-denominated term loan, for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross currency swaps. Gains and losses on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger (gains) or weaker (losses) U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Our cross currency swaps economically hedge all of the foreign currency and interest rate exposure on our NOK-denominated debt. Our Euro-denominated debt was used to purchase two vessels that were on long-term charters which entitled us to payment of charter-hire in Euros. As such, our Euro-denominated debt was repaid with these fixed Euro charter hire receipts and consequently our Euro currency exposure was limited by this arrangement. At December 31, 2025, we have no exposure to Euro-denominated debt as it matured in December 2024.

Other Expense. Other expense was $21.5 million in 2025, as compared to $16.0 million in 2024. The increase in other expense was primarily due to $6.3 million in financing extinguishment gains recognized upon the repurchases of certain NGL carriers during 2024 that had been subject to sale-leaseback arrangements.

Income Tax (Expense) Recovery. Income tax (expense) recovery was $(3.1) million in 2025, as compared to $2.5 million in 2024. The change in income tax (expense) recovery was primarily due to changes in current and deferred tax balances related to the timing of deductions in our Tangguh Joint Venture (in which we have a 70% ownership interest), and estimated income taxes owing related to the transfer of certain of our NGL operations from France to Denmark; partially offset by lower freight tax estimates during 2025.

Other Comprehensive (Loss) Income. Other comprehensive (loss) income was $(16.9) million in 2025, as compared to $5.0 million in 2024. The change in other comprehensive (loss) income was primarily due to changes in the prevailing and forward SOFR benchmark interest rates, where the results of our joint ventures reflect the use of hedge accounting. The change in other comprehensive (loss) income was primarily due to unrealized losses on our interest rate swap agreements in 2025, compared to unrealized gains in 2024; partially offset by lower realized gains on our interest rate swap agreements in 2025, compared to 2024.
Year Ended December 31, 2024 versus Year Ended December 31, 2023
For a discussion of our operating results for the year ended December 31, 2024 compared with the year ended December 31, 2023, please read "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2024.
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

Our sources of funds include net cash flow from operations, borrowings from debt facilities, borrowings from obligations related to finance leases, equity contributions from our sole common unitholder, net proceeds from the issuances of debt and, to a lesser extent, the proceeds from vessel dispositions. Certain of these sources of funds are described in "Item 18 – Financial Statements: Note 5 – Chartered-In Vessels, Note 10 – Long-Term Debt, Note 16 – Total Capital and Note 18 – (Write-down) Gain and (Loss) Gain on Sales of Vessels".

Our primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, committed capital expenditures, debt service costs, interest rate swap and cross currency swap settlements, scheduled repayments of long-term debt, scheduled repayments of our obligations related to finance leases, periodic distributions, including payments of distributions on our common units and Series A and Series B Preferred Units, and funding any preferred unit repurchases we may undertake, as well as funding our other working capital requirements. In addition, we use cash to acquire or build vessels to grow the size of our fleet or make investments in our equity-accounted joint ventures for them to acquire or build vessels. The timing of any newbuilding vessel orders or vessel acquisition activity may vary significantly from year to year.

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

In addition to our debt and finance lease obligations, we also guarantee our proportionate share of certain loan facilities and obligations on interest rate swaps for certain of our equity-accounted joint ventures. As at December 31, 2025, this proportionate share, based on the aggregate principal amount of the loan facilities and fair value of the interest rate swaps, was $768.3 million. As at December 31, 2025, our equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that we guarantee.

Cash Flows

The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Year Ended December 31,
	2025	2024
Net cash flow from operating activities	272,859	395,288
Net cash flow used for financing activities	(266,480)	(191,647)
Net cash flow used for investing activities	(49,193)	(200,067)

Net Operating Cash Flow

Net cash flow from operating activities decreased by $122.4 million to $272.9 million in 2025 from $395.3 million in 2024, primarily due to: a $63.1 million decrease in income from vessel operations excluding write-downs, restructuring charges, and depreciation and amortization in 2025; a $35.4 million decrease due to the timing of settlements of non-cash working capital in 2025 compared to 2024; and $21.1 million in restructuring charges incurred during 2025 relating to severance costs for our Spanish seafarers.

Net Financing Cash Flow

Net cash flow used for financing activities increased by $74.8 million to $266.5 million in 2025 from $191.6 million in 2024, primarily due to: a $323.2 million net decrease in proceeds from the refinancing of certain of our LNG and NGL carriers during 2025; and a $111.9 million scheduled repayment of certain of our NOK-denominated bonds, which matured in 2025. These increases in cash used for financing activities were partially offset by a $206.8 million drawdown of term loans used as partial funding of the installment payments for the five LNG carrier newbuildings scheduled for deliveries in 2027; and a $150.0 million decrease in cash distributions to our sole common unit holder, Stonepeak, in 2025.

Net Investing Cash Flow

Net cash flow used for investing activities decreased by $150.9 million to $49.2 million in 2025 from $200.1 million in 2024 due to: a $196.5 million decrease in cash expenditures for vessels and equipment, including advances on newbuilding contracts during 2025 primarily related to our acquisition of the Marvel Swan LNG carrier in 2024, partially offset by an increase in shipyard installment payments for certain of our LNG carrier newbuildings in 2025. This decrease in cash used for investing activities was partially offset by a $30.0 million return of capital from the Angola Joint Venture in 2024 and a $15.6 million decrease in net proceeds from the sale of vessels in 2025.
Liquidity
Our primary sources of liquidity are cash and cash equivalents, net operating cash flow provided by our operations, cash distributions we receive from our equity-accounted joint ventures, the undrawn portion of our credit facility, and capital raised through financing transactions. Our cash management policies have a primary objective of minimizing both the probability of loss and return volatility, as well as ensuring that securities purchased can be sold readily and efficiently. A secondary objective is ensuring an appropriate return. The nature and extent of amounts that can be borrowed under our revolving credit facility are described in "Item 18 – Financial Statements: Note 10 – Long-Term Debt" of this Annual Report.

Our total liquidity, which consists of cash, cash equivalents and the undrawn portion of our credit facility, was $337.9 million as at December 31, 2025, compared to $338.7 million as at December 31, 2024.

The following table summarizes our contractual obligations as at December 31, 2025, excluding those of our equity-accounted joint ventures. We expect that our liquidity at December 31, 2025, combined with the operating cash flows we expect to generate from customer contracts in place at December 31, 2025, the cash distributions we expect to receive from our equity-accounted joint ventures, and the proceeds we expect to receive related to the refinancing of one of our LNG carriers and the financing of certain of our LNG carrier newbuildings, will be sufficient to pay our obligations coming due in 2026. Our ability to pay our obligations and to refinance our long-term debt and finance leases coming due subsequent to December 31, 2026 will depend on, among other things, our ability to continue to service our long-term charter contracts, our financial condition and the condition of credit markets in the months leading up to the maturity dates. We may expand the size of our fleet through the acquisition of new or second-hand vessels or through the construction of additional new vessels. Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financings and other debt, as well as our ability to raise equity financing, either from internally generated sources, or from our sole common unit holder.

	Total	2026	2027	2028	2029	2030	Beyond 2030
	(in millions of U.S. Dollars)
U.S. Dollar long-term debt principal	799.9	198.0	377.7	54.7	45.5	124.0	—
Norwegian Kroner long-term debt principal (1)	99.1	99.1	—	—	—	—	—
Commitments related to finance leases (2)	2,223.7	328.5	396.3	366.6	210.7	295.6	626.0
Commitments related to operating leases (3)	92.3	28.4	28.4	29.6	5.9	—	—
Newbuilding installments/shipbuilding supervision (4)(5)	1,393.8	295.1	792.3	306.4	—	—	—
Totals	4,608.8	949.1	1,594.7	757.3	262.1	419.6	626.0
(1)NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rates as of December 31, 2025.
(2)Includes, in addition to lease payments, amounts to purchase the leased vessels at the end of their respective lease terms. Where applicable, accelerated timing of repayments may be required if we are not in compliance with certain covenants under our lease agreements.
(3)We have corresponding leases whereby we are the lessor and expect to receive approximately $69.1 million under these leases from 2026 to 2029.
(4)During November 2022, we entered into contracts with Samsung Heavy Industries Co., Ltd. for the construction of five 174,000-cubic meter M-type, Electronically Controlled, Gas Admission propulsion LNG carriers, which are scheduled to deliver throughout 2027. We intend to finance substantially all of the remaining estimated pre-delivery expenditures with borrowings under two U.S. Dollar-denominated term loans maturing in 2027. In addition, the final construction installments due on delivery and the repayment of the two U.S. Dollar-denominated term loans maturing in 2027 will be financed with 10-year sale and leaseback financing arrangements, where the LNG carrier newbuildings will be sold to a third party upon their delivery for approximately $235.0 million per vessel and leased back to us.
(5)During December 2025, we entered into contracts with Samsung Heavy Industries Co., Ltd. for the construction of two 174,000-cubic meter low-pressure dual-fueled (X-DF) LNG carrier newbuildings, which are scheduled for deliveries in the second half of 2028. We intend to finance the estimated costs with our existing liquidity and future operating cash flow, as well as short and long-term debt financing to be arranged for the vessels prior to their scheduled deliveries.

In addition to the commitments in the table above, our equity-accounted joint ventures have commitments to fund newbuilding and other construction contract costs all of which are non-recourse to us. See "Item 18 – Financial Statements: Note 14 – Commitments and Contingencies" included in this Annual Report.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles (or GAAP), which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read “Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies.”
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

Judgments and Uncertainties. For the years ended December 31, 2025, 2024, and 2023, depreciation was calculated using an estimated useful life of 35 years for LNG carriers and 30 years for NGL carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels for those periods of time. The estimated useful life of our vessels involves an element of judgment, which takes into account design life, commercial considerations and regulatory restrictions. As at January 1, 2025, our LNG segment included seven steam turbine LNG carriers, the oldest vessels in our LNG fleet. We have made downward revisions to the outlook for this class of older vessel based on a combination of an oversupply of this type of vessel and reduced charterer interest due to their less efficient design. As such, we reduced our estimate of their useful lives from 35 years to 25 years, effective January 1, 2025. In October 2025, we further reduced the estimated useful lives of three steam turbine LNG carriers from 25 to 20 years due to a lower near-term outlook for these vessels. During the year ended December 31, 2025, one of these seven steam vessels was sold and another two of these vessels were held for sale as at December 31, 2025 and subsequently sold during the first quarter of 2026.

Other Information. The actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in annual depreciation expense. A longer actual useful life will result in a decrease in annual depreciation expense. Excluding our seven steam LNG carriers, if we had depreciated our LNG carriers using an estimated useful life of 30 years instead of 35 years effective at the beginning of the fiscal year, our depreciation for the year ended December 31, 2025 would have increased by $11.8 million (2024 – $27.6 million). If we had depreciated our NGL carriers using an estimated useful life of 25 years instead of 30 years effective at the beginning of the fiscal year, our depreciation for the year ended December 31, 2025 would have increased by $6.9 million (2024 – $6.5 million).
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

Judgments and Uncertainties. In periods where events or circumstances indicate the carrying value of a vessel may not be recoverable, which will involve judgments about the future employment of a vessel, and estimates of future undiscounted cash flows are determined, our estimates of future cash flows will involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Such market rates are based on a 10-year historical industry average of charter rates taking into account the propulsion type and size of the vessel, except for LNG carriers with a steam turbine propulsion system in which case our estimate is based on the charter rates in the remaining duration of the firm period of existing charters, as a historical industry average is no longer believed to be appropriate due to the combination of an oversupply of this type of vessel and reduced charterer interest due to their less efficient design.

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

The 20-year charters for three of our steam turbine LNG carriers, consisting of the RasGas II Joint Venture vessels, are scheduled to expire during October 2026 to February 2027. Steam turbine LNG carriers are currently facing acute market pressure amid weak demand and a record number of such vessels are currently inactive. The outlook for these vessels is not expected to significantly improve by late-2026 and early-2027. Therefore, it is expected that the RasGas II Joint Venture vessels will be sold, unless a suitable charter can be found prior to the expiration of their existing charters. As a result, in September 2025, the carrying values of these vessels were written down to their estimated fair values. The total impairment charge of $60.1 million is included in (write-down) gain and (loss) gain on sales of vessels for the year ended December 31, 2025 in our consolidated statements of income (loss). The vessels were written down to their estimated fair values using a discounted cash flow approach based on the vessels operating to age 20 years on their existing long-term fixed-rate charter contracts and their subsequent sale at a price which is based on recent transactions for LNG carriers of a similar age. To the extent the vessels are sold at the end of their existing charter contracts and the actual sales price is lower than the expected sales price, a further impairment charge would be recognized.

As of December 31, 2025, we estimate that we had one LNG carrier whose estimated market value of $200.0 million was $34.1 million less than its carrying value of $234.1 million. While the estimated market value of this vessel may be below its carrying value, no impairment has been recognized as the estimated future undiscounted cash flows relating to such vessel is greater than its carrying value. Vessels with estimated future cash flows significantly greater than their respective carrying values, like this vessel, would likely only be impaired in the next 12 months if we decided to dispose of this vessel, along with its charter contract, instead of continuing to operate it. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell a vessel or continue to operate it. This assessment includes an estimation of the net proceeds expected to be received if a vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the terms of its existing charter, charter market outlook, estimated future vessel values and estimated operating costs, given the vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing an existing customer contract.
Impairment of Investments in Equity-Accounted Joint Ventures
Description. We evaluate our investments in equity-accounted joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If this is the case, the carrying value of the investment in equity-accounted joint venture is written down to its estimated fair value and the resulting impairment is recognized in our consolidated statement of income (loss).

Judgments and Uncertainties. The process of evaluating the potential impairment of investments in equity-accounted joint ventures requires significant judgment in determining whether the estimated value of an investment in an equity-accounted joint venture has declined below its carrying value and if so, whether this is an other-than-temporary decline in value. Such judgments include, among other things, estimates of future charter rates, operating expenses and vessel values, timing of vessels sales, discount rates and deliveries and future growth prospects. In determining whether an impairment of an equity method investment is other-than-temporary, factors to consider include the length of time and extent to which the fair value of the investment is less than its carrying value; the financial condition and near-term prospects of the equity method investee, including recent operating losses or specific events that may negatively influence the future earnings potential of the investee; and the intent and ability of the holder to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in market value. As at December 31, 2025, we conducted an impairment test for our investment in the MALT Joint Venture and determined that while its estimated fair value had declined below its carrying value, such decline was not other-than-temporary.

Other Information. If we determine that an investment in an equity-accounted joint venture is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the investment over its estimated fair value at the date of impairment. The written-down amount becomes the new lower cost basis of the investment. In addition, we may assign the impairment to individual assets held by the equity-accounted joint venture, such as vessels and equipment, and this would result in an increase in our proportionate share of comprehensive earnings of the joint venture in future periods due to lower depreciation expense of the vessels and equipment of the equity-accounted joint venture. Consequently, differences in conclusions about whether an investment in an equity-accounted joint venture is impaired and the amount of such impairment may result in a different impairment amount, including no impairment, and a different equity income (loss) in future periods. Had we determined that the decline in the estimated fair value of our investment in the MALT Joint Venture below its carrying value was other-than-temporary, an impairment loss of approximately $50 million would have been recognized for the year ended December 31, 2025. Since vessel values and the LNG market can be volatile, the estimated fair value of our investment in the MALT Joint Venture in future periods may be materially different than such amount at December 31, 2025. Consequently, any future impairment loss, if any, may be materially different than the impairment loss that would have been recognized for the year ended December 31, 2025 had we determined that the decline in the estimated fair value of our investment in the MALT Joint Venture below its carrying value was other-than-temporary.
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

Other Information. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities” for the effects on the change in fair value of our derivative instruments on our consolidated statements of income (loss) and statements of comprehensive income (loss).
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

Other Information. To the extent the methods, and judgments used in applying these methods, that we use to measure our estimate of expected credit losses results in a credit loss provision that is different from actual results, our credit loss provision at the end of each period and the change in the credit loss provision in each period will be different than what would have otherwise been. As at December 31, 2025, 2024, and 2023, the unadjusted internal historical loss rates were 1.5%, 1.1% and 1.0%, respectively. The increase in the unadjusted internal historical loss rate in 2025 was the result of a reduction in LNG carrier charter rates in 2025. Had we used the same unadjusted internal historical loss rate in 2025 that was used in 2024, our 2025 net loss before non-controlling interest would have decreased by $4.9 million. In addition, if we had increased (decreased) our estimates of the residual value of the vessels by 5%, our 2025 net loss before non-controlling interest would have increased or decreased by $12.2 million.
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

How we use net voyage revenues and the reasons for such use may be unique to the shipping industry. Given that net voyage revenues is a measure which deducts certain operating expenses from revenue, this metric may be more commonly viewed as an alternative measure of gross profit. Viewed in this context, income (loss) from operations would be the most directly comparable GAAP financial measure and net voyage revenues has been defined as income (loss) from vessel operations before restructuring charges, write-down (gain) and loss (gain) on sales of vessels, general and administrative expenses, depreciation and amortization, time-charter hire expenses and vessel operating expenses. The following table reconciles net voyage revenues with income (loss) from vessel operations:

	Year Ended December 31, 2025			Year Ended December 31, 2024
(in thousands of U.S. Dollars)	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Income (loss) from vessel operations	88,860	42,010	130,870	(141,261)	46,756	(94,505)
Restructuring charges	21,927	—	21,927	—	—	—
Write-down and loss (gain) on sales of vessels	71,006	—	71,006	387,109	(4,339)	382,770
General and administrative expenses	30,971	3,481	34,452	23,402	5,686	29,088
Depreciation and amortization	111,816	32,166	143,982	111,339	31,325	142,664
Time-charter hire expenses	—	—	—	—	8,237	8,237
Vessel operating expenses	186,710	35,930	222,640	181,427	49,469	230,896
Net voyage revenues	511,290	113,587	624,877	562,016	137,134	699,150
EBITDA
EBITDA is a non-GAAP financial measure. EBITDA represents net income (loss) before interest, taxes and depreciation and amortization. EBITDA is used as a supplemental financial performance measure by management and by external users of our financial statements, such as investors. EBITDA assists our management and security holders by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA information. We believe that including EBITDA benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our equity or any debt securities, as applicable.

EBITDA should not be considered as an alternative to net income (loss), operating income, or any other measure of financial performance presented in accordance with GAAP. EBITDA excludes certain items that affect net income (loss). The following table reconciles our historical consolidated EBITDA to net income (loss):

(in thousands of U.S. Dollars)	Year Ended December 31, 2025 $	Year Ended December 31, 2024 $
Reconciliation of “EBITDA” to “Net income (loss)”:
Net income (loss)	25,991	(95,821)
Depreciation and amortization	143,982	142,664
Interest expense, net of interest income	152,758	164,316
Income tax expense (recovery)	3,116	(2,486)
EBITDA	325,847	208,673
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
Directors and Executive Officers of Seapeak LLC
The following table provides information about the Board and executive officers of Seapeak LLC, as at the date of this Annual Report. Directors are appointed to serve until their successors are appointed or until they resign or are removed. The business address of each of our directors listed below is c/o 2000, 550 Burrard Street, Vancouver, B.C., Canada, V6C 2K2. Ages of the individuals are as of December 31, 2025.

Name	Age	Position
James Wyper	36	Director and Chair
Hajir Naghdy	51	Director
Ben Norton	30	Director
Barry Curtis	67	Director (1)
Lisa Krueger	62	Director (2)
Mark Kremin	55	President and Chief Executive Officer, Director
Scott Gayton	51	Chief Financial Officer
Kate Ferguson	40	Vice President, Business Development (3)
Chris McDade	45	Vice President, Operations
Nathan Kim	42	General Counsel
(1)Chair of Audit Committee and member of Conflicts Committee.
(2)Chair of Conflicts Committee and member of Audit Committee.
(3)In July 2025, Kate Ferguson was appointed as Vice President, Business Development, replacing Andres Luna, our former Vice President, Commercial, who retired in June 2025.

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

Lisa Krueger has been a director of Seapeak LLC since April 2022 and serves as the Chair of the Conflicts Committee and member of the Audit Committee. In addition, Ms. Krueger is a Managing Director at Global Infrastructure Partners where she serves as a Director for Skyborn Renewables and is on the Investment Committee and Chairs the ESG Committee. Ms. Krueger has 35 years of diverse experience in the energy industry and served as a member of the board of directors of Fluence Energy Inc. from September 2021 to September 2022. Ms. Krueger previously served as Executive Vice President and President of the US strategic business unit of The AES Corporation and President and Chief Executive Officer of Essential Power LLC. Prior to joining Essential Power LLC, Ms. Krueger was a senior officer at First Solar and held several executive-level positions with Dynegy Inc. and Illinois Power Company.

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

Scott Gayton was appointed as Chief Financial Officer of the Company in 2018. Mr. Gayton has over 25 years of finance and accounting experience, including serving as Chief Financial Officer of Tanker Investments Ltd. from the time of its initial public offering in 2014 until its sale in 2017. Mr. Gayton joined Teekay Corporation in 2001 and worked in progressively more senior roles in Finance and Accounting. In 2013, he was promoted to Vice President, Finance where he supported Teekay’s strategy and capital markets transactions. He now represents Seapeak on the boards of directors of joint ventures with partners in Asia, Europe and the Middle East. Prior to joining Teekay, he worked as a Chartered Professional Accountant in the Vancouver, Canada office of Ernst & Young LLP.

Kate Ferguson was appointed as Vice President, Business Development, of the Company in July 2025. Ms Ferguson has been with the Company since 2007, working in progressively more senior roles in commercial and business development across various segments of liquid bulk shipping, including oil and product tankers, LPG, petrochemicals and LNG. Ms Ferguson worked internationally in London and Singapore before engaging in business development and commercial strategy in Vancouver.

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
Compensation of Executive Officers and Directors
During 2025, our five executive officers and two independent directors received, in the aggregate, $11.5 million of cash compensation for their services, plus reimbursement of their out-of-pocket expenses, excluding any long-term incentive plan awards issued directly by our board of directors, which plan is described below. We do not compensate our non-independent directors for their service as directors. Each independent director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.
Long-Term Incentive Plan
In 2022, we introduced a Long-Term Incentive Plan (or LTI Plan) for our eligible employees. Each target award under the LTI Plan is payable in cash and vests in three equal installments over a three-year period. The vested amounts are scheduled to be paid out in April of each year.
Clawback Policy
On October 2, 2023, we adopted a clawback policy that applies to incentive-based compensation erroneously received by certain of our executives (which currently comprises the individuals that we have determined would be an "officer" of the Company within the meaning of Rule 16a-1(f) of the U.S. Securities Exchange Act of 1934). Under this policy, “erroneously-awarded compensation” is defined broadly to include any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure (e.g. variable performance-related compensation (cash bonus) and annual long-term incentive performance (LTI Plan)). The policy provides that in the event that the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirements under the applicable securities laws, the Company will recover (on a pre-tax basis) from the relevant executives any erroneously-awarded compensation received by such executives on or after October 2, 2023 and during the three fiscal years preceding the date the restatement was required that exceeds the amount of erroneously-awarded compensation that otherwise would have been received had such erroneously-awarded compensation been determined according to the applicable accounting restatement, subject to limited exceptions. The recovery of such compensation applies regardless of whether any misconduct occurred and without regard to whether an executive engaged in misconduct or otherwise caused or contributed to the requirement for a restatement.
Board Practices
Our Board currently consists of six members. Directors are appointed to serve until their successors are appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has the following two committees: Audit Committee and Conflicts Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is comprised of independent members and operates under a written charter adopted by the Board. The committee charters for the Audit Committee and the Conflicts Committee are available under “Governance” from the home page of our web site at www.seapeak.com. During 2025, the Board held four meetings and each director attended all Board meetings, with the exception of one director who attended three board meetings and one director who attended two board meetings. The members of the Audit Committee and the Conflicts Committee attended all meetings.

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
Crewing and Staff
As of December 31, 2025, approximately 2,300 seagoing staff served on our consolidated and equity-accounted for vessels that were managed by subsidiaries of Seapeak and 317 staff served on-shore in technical, commercial and administrative roles in various countries, compared to approximately 2,500 seagoing staff and 318 on-shore staff as of December 31, 2024. Certain subsidiaries of Seapeak employ the crews, who serve on the vessels pursuant to agreements with the subsidiaries, and Seapeak subsidiaries also provide on-shore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please read “Item 7 – Major Common Unitholders and Related Party Transactions.”

We regard attracting and retaining motivated seagoing personnel as a top priority. We offer our seafarers competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally. Seapeak has entered into Collective Bargaining Agreements with Filipino and Indonesian seafarers unions affiliated with the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which covers all officers and ratings that operate vessels under ITF agreements. For those vessels not covered by the ITF agreements, we have separate agreements in place with Spain’s Union General de Trabajadores and Comisiones Obreras, Singapore’s Maritime Officers' Union in Singapore and with Danish seafarers unions. The Filipino crew members employed on our Danish and Singapore flagged vessels are also covered by a Collective Bargaining Agreement with a recognized Filipino seafarers union. We believe our relationships with these labor unions are good.

Our commitment to training is fundamental to the development of the highest calibre of seafarers for our marine operations. Seapeak has a cadet program which takes in cadets from a number of countries including Croatia, India, Ireland Malaysia, Spain and the United Kingdom. On completion of the relevant college phase training continues on-board our vessels. Seapeak also has a career development plan that we follow, which was designed to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in driving continuous safety performance. As such, we have an LNG training facility in Glasgow that serves this purpose.
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
B.Significant Changes
Please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2025 and Early 2026” and “Item 18 – Financial Statements: Note 19 – Subsequent Events” for descriptions of significant changes that have occurred since December 31, 2025.
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

No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for the 2026 taxable year or for any future taxable year if there were to be changes in our or our look-through subsidiaries’ assets, income or operations.

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

Taxation of U.S. Holders Making a “Mark-to-Market” Election
If we were to be treated as a PFIC for any taxable year and our units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our units and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s units at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the units. U.S. Holders are urged to consult their tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements, as well as the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

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

Other Taxation
We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. In other non-U.S. jurisdictions, we and our subsidiaries rely on statutory exemptions from tax. However, we cannot assure that any statutory exemptions from tax on which we or our subsidiaries rely will continue, as tax laws in those jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our or our subsidiaries' tax liability. Please read “Item 18 – Financial Statements: Note 11 – Income Tax (Expense) Recovery ”.
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

The table below provides information about our financial instruments at December 31, 2025, that are sensitive to changes in interest rates, including our long-term debt, obligations related to finance leases and interest rate swaps, but excluding any amounts related to our equity-accounted joint ventures. None of these financial instruments were entered into for trading purposes. For long-term debt and obligations related to finance leases, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt and obligations related to finance leases as well as the potential exercise of early termination options for certain of our interest rate swaps.
Expected Maturity Date

	2026	2027	2028	2029	2030	There- after	Total	Fair Value Liability (Asset)	Rate(1)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Fixed Rate ($U.S.)	18.0	18.0	18.0	18.0	15.8	—	87.8	85.4	4.3%
Variable-Rate ($U.S.)(2)	180.0	359.7	36.7	27.5	108.2	—	712.1	713.8	6.1%
Variable-Rate (NOK)(3)(4)	99.1	—	—	—	—	—	99.1	100.4	9.1%
Obligations Related to Finance Leases:
Variable-Rate ($U.S.)(5)	89.3	176.7	88.3	118.6	170.2	352.6	995.7	996.2	6.4%
Fixed-Rate ($U.S.)(5)	139.7	133.0	210.1	34.6	78.2	211.2	806.8	804.3	4.9%
Average Interest Rate(6)	5.8%	5.6%	5.5%	6.2%	5.5%	5.9%	5.7%
Interest Rate Swaps:
Contract Amount ($U.S.)(7)	221.1	392.2	128.9	145.3	9.9	35.9	933.3	(54.1)	2.3%
Average Fixed-Pay Rate(2)	1.4%	2.3%	2.0%	3.4%	3.4%	3.3%	2.3%
(1)Rate refers to the weighted-average effective interest rate for our long-term debt and obligations related to finance leases, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our obligations related to finance leases is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margins and the credit adjustment spreads we pay on our drawn floating-rate debt, which as of December 31, 2025 ranged from 2.00% to 3.45%. Please read “Item 18 – Financial Statements: Note 10 – Long-Term Debt.”
(2)Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on SOFR.
(3)NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2025.

(4)Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated bond has been economically hedged with cross currency swaps, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at 6.37%, and the transfer of principal locked in at $117 million upon maturity. Please see "Foreign Currency Fluctuations" below and read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.”
(5)The amount of obligations related to finance leases represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(6)The average interest rate is the weighted-average interest rate implicit in the obligations related to our fixed-rate finance leases at the inception of the leases.
(7)The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at overnight SOFR except for nine interest rate swaps, which are set at applicable 3-month term SOFR. Contract amount for U.S. Dollar-denominated interest rate swaps includes forward-starting swaps with inception dates ranging from February 2026 to June 2026.
Spot Market Rate Risk
Certain of our NGL carriers in our 50%-owned Exmar LPG Joint Ventures are trading in the spot market. In addition, we currently have three LNG carriers in our 52%-owned MALT Joint Venture that have recently completed their long-term charter contracts and have been operating on short-term charter contracts since their redeliveries to us. Additionally, we have five LNG carriers (including two 52%-owned LNG carriers and one 70%-owned LNG carrier) which are expected to complete their long-term charter contracts in 2026. These LNG carriers may be traded in the spot market if we are unable to obtain a suitable long-term charter contract. Please read “Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2025 and Early 2026 – Other Fleet Developments". The cyclical nature of the LNG and NGL spot market may cause significant increases or decreases in the revenues we earn from these vessels trading in the spot market.
Foreign Currency Fluctuations
Our functional currency is U.S. Dollars because nearly all of our revenues and most of our operating costs are in U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency expenses and our NOK-denominated bonds. In addition, we have a portion of our capital expenditures denominated in Euros. We incur NOK-denominated interest expense on our NOK-denominated bonds; however, we entered into cross currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swaps, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds in 2026, and to economically hedge the interest rate exposure. We do not use financial instruments for trading purposes. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of the NOK-denominated bonds due in 2026. Please read “Item 18 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.” At December 31, 2025, the fair value of the cross currency swaps derivative liabilities was $15.9 million and the change from December 2024 to the reporting period has been reported in foreign currency exchange loss in the consolidated statements of income (loss). As a result, fluctuations in the Euro and NOK relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported vessel operating expenses, interest expense, realized and unrealized (loss) gain on non-designated derivative instruments and foreign currency exchange loss in the consolidated statements of income (loss).
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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has determined that the internal control over financial reporting was effective as of December 31, 2025.
Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13(a)-15(f) under the Exchange Act) during the year ended December 31, 2025 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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
Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2025 and 2024 was KPMG LLP, independent registered public accounting firm. The following table shows the fees we paid or accrued for audit services provided by KPMG LLP for 2025 and 2024.

Fees (in thousands of U.S. Dollars)	2025	2024
Audit Fees(1)	1,816	1,574
Audit-Related Fees(2)	57	54
Tax Fees(3)	1	—
Total	1,874	1,628

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
(3)Tax services in 2025 relate to corporate tax return preparation and supporting schedules for tax year 2024, including determination of quarterly estimated payments, and related consulting on routine tax matters. No tax services were provided to us by the auditor during 2024.

The Audit Committee of our Board has the authority to pre-approve permissible audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee pre-approved all engagements and fees paid to our principal accountant in 2025 and in 2024.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers
In March 2022, we implemented a repurchase plan authorizing the repurchase of our Series A and Series B Preferred Units up to a maximum of $30.0 million in aggregate for the Series A and Series B Preferred Units combined. As at December 31, 2025, the Company had repurchased 67,452 Series A Preferred Units and 203,885 Series B Preferred Units for $1.7 million and $5.0 million, at an average price per unit of $24.27 and $24.67, respectively, and the remaining dollar value of Series A and Series B Preferred Units that may be repurchased under the plan was $23.3 million. We repurchased no preferred units during 2025.
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

SEAPEAK LLC

Date: March 17, 2026	By:	/s/ Scott Gayton
Scott Gayton
Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders
Seapeak LLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Seapeak LLC and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income (loss), cash flows, and changes in total equity for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

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

Indicators of impairment for vessels and equipment

As discussed in Note 1 to the consolidated financial statements, vessels and equipment that are intended to be held and used in the Company's business (including those held within equity-accounted for joint ventures) are assessed for impairment when events or circumstances indicate the total net carrying value of the asset group, consisting of the vessel and its customer contract, may not be recoverable. The Company’s evaluation of events or circumstances that may indicate impairment include, amongst others, the estimated future charter rates and the Company’s intended use of the vessels. As of December 31, 2025, the Company has $328,616 thousand of vessels and equipment and $2,156,322 thousand of vessels related to finance leases. As discussed in Note 7, the Company’s equity-accounted joint ventures hold $2,680,213 thousand of vessels and equipment (at 100% ownership interest), which includes the vessels and equipment and vessels related to finance leases held within equity-accounted joint ventures.

We identified the assessment of indicators of impairment for vessels and equipment as a critical audit matter. Challenging auditor judgment was required to assess the Company’s evaluation of estimated future charter rates and assumptions regarding the intended use of the vessels and equipment as these assumptions are market-dependent and subject to significant changes. Changes in these significant assumptions could have changed the Company’s conclusion regarding indicators of impairment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the Company’s identification and evaluation of indicators of impairment. We assessed estimated future charter rates by comparing them to historical rates and the rates in third-party industry publications for vessels with similar characteristics, including type and size. We examined minutes of Board meetings and third-party industry publications to evaluate the Company’s intended use of the vessels and equipment and changes in market conditions and events affecting the Company.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2011.
Vancouver, Canada
March 17, 2026

SEAPEAK LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS) (note 1)
(in thousands of U.S. Dollars)

	Year Ended December 31, 2025 $	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
Voyage revenues (notes 6 and 12a)	636,958	710,744	726,791
Voyage expenses	(12,081)	(11,594)	(21,440)
Vessel operating expenses	(222,640)	(230,896)	(232,660)
Time-charter hire expenses	—	(8,237)	(8,777)
Depreciation and amortization	(143,982)	(142,664)	(145,728)
General and administrative expenses	(34,452)	(29,088)	(30,911)
(Write-down) gain and (loss) gain on sales of vessels (notes 3a, 6 and 18)	(71,006)	(382,770)	27,991
Restructuring charges (note 17)	(21,927)	—	—
Income (loss) from vessel operations	130,870	(94,505)	315,266
Equity income (notes 3b, 7 and 12a)	93,241	122,279	149,006
Interest expense	(165,350)	(178,417)	(187,506)
Interest income (note 7a)	12,592	14,101	11,412
Realized and unrealized (loss) gain on non-designated derivative instruments (note 13)	(14,511)	55,663	23,993
Foreign currency exchange loss (notes 10 and 13)	(6,236)	(1,396)	(5,354)
Other (expense) income (notes 3b and 5)	(21,499)	(16,032)	21,110
Net income (loss) before income tax (expense) recovery	29,107	(98,307)	327,927
Income tax (expense) recovery (note 11)	(3,116)	2,486	(10,211)
Net income (loss)	25,991	(95,821)	317,716
Non-controlling interest in net income (loss)	(16,438)	(27,715)	13,174
Preferred unitholders' interest in net income (loss)	25,116	25,117	24,941
Common unitholder's interest in net income (loss)	17,313	(93,223)	279,601
Related party transactions (note 12)
Subsequent events (note 19)
The accompanying notes are an integral part of the consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (note 1)
(in thousands of U.S. Dollars)

	Year Ended December 31, 2025 $	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
Net income (loss)	25,991	(95,821)	317,716
Other comprehensive (loss) income:
Other comprehensive (loss) income before reclassifications
Unrealized (loss) gain on qualifying cash flow hedging instruments, net of tax	(6,301)	21,670	6,555
Amounts reclassified from accumulated other comprehensive income, net of tax
To equity income:
Realized gain on qualifying cash flow hedging instruments	(11,215)	(17,467)	(16,595)
To interest expense:
Realized loss on qualifying cash flow hedging instruments (note 13)	598	761	1,242
Other comprehensive (loss) income	(16,918)	4,964	(8,798)
Comprehensive income (loss)	9,073	(90,857)	308,918
Non-controlling interest in comprehensive income (loss)	(16,259)	(27,487)	13,546
Preferred unitholders' interest in comprehensive income (loss)	25,116	25,117	24,941
Common unitholder's interest in comprehensive income (loss)	216	(88,487)	270,431
The accompanying notes are an integral part of the consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (note 1)
(in thousands of U.S. Dollars, except unit data)

	As at December 31, 2025 $	As at December 31, 2024 $
ASSETS
Current
Cash and cash equivalents (note 15a)	122,906	153,726
Restricted cash – current (note 15a)	14,455	9,210
Accounts receivable, including non-trade of $6,420 (2024 – $6,183) (note 13)	30,620	29,058
Prepaid expenses	12,489	15,162
Vessels held for sale (note 18a)	24,400	—
Current portion of derivative assets (note 13)	32,412	35,684
Current portion of net investments in direct financing and sales-type leases, net (notes 3b and 6)	21,066	20,928
Amounts due from affiliates (notes 12b and 14f)	24,087	19,679
Other current assets (note 14f)	16,501	6,619
Total current assets	298,936	290,066
Restricted cash – long-term (note 15a)	7,793	25,032
Vessels and equipment
At cost, less accumulated depreciation of $88,184 (2024 – $94,752)	328,616	731,318
Vessels related to finance leases, at cost, less accumulated depreciation of $447,699 (2024 – $367,146) (note 5)	2,156,322	1,979,630
Advances on newbuilding contracts (note 14a)	301,597	243,186
Total vessels and equipment	2,786,535	2,954,134
Investments in and advances to equity-accounted joint ventures, net (notes 3b and 7)	1,357,862	1,346,578
Net investments in direct financing and sales-type leases, net (notes 3b and 6)	581,452	625,398
Other assets	33,707	28,858
Derivative assets (note 13)	20,541	50,913
Intangible assets, net (note 8)	13,500	20,434
Goodwill (note 8)	37,308	37,308
Total assets	5,137,634	5,378,721
LIABILITIES AND EQUITY
Current
Accounts payable	8,524	7,093
Accrued liabilities and other (notes 9 and 14)	126,826	100,060
Unearned revenue (note 6)	29,300	34,733
Current portion of long-term debt (note 10)	296,188	177,093
Current obligations related to finance leases (note 5)	228,985	129,418
Current portion of derivative liabilities (note 13)	16,045	22,283
Amounts due to affiliates (note 12b)	752	6,721
Total current liabilities	706,620	477,401
Long-term debt (note 10)	595,867	882,446
Long-term obligations related to finance leases (note 5)	1,573,541	1,598,135
Other long-term liabilities (notes 3b, 6, 7a and 14e)	71,489	88,764
Derivative liabilities (note 13)	128	25,281
Total liabilities	2,947,645	3,072,027
Commitments and contingencies (notes 5, 7, 10, 13 and 14)
Equity
Common units (99.9 million units issued and outstanding at December 31, 2025 and 2024)	1,849,192	1,931,879
Preferred units (11.9 million units authorized; 11.5 million units issued and outstanding at December 31, 2025 and 2024)	278,419	278,419
Accumulated other comprehensive income	18,986	36,083
Equity	2,146,597	2,246,381
Non-controlling interest	43,392	60,313
Total equity	2,189,989	2,306,694
Total liabilities and total equity	5,137,634	5,378,721

The accompanying notes are an integral part of the consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (note 1)
(in thousands of U.S. Dollars)

	Year Ended December 31, 2025 $	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	25,991	(95,821)	317,716
Non-cash and non-operating items:
Unrealized loss (gain) on non-designated derivative instruments (note 13)	32,602	(32,215)	(3,226)
Depreciation and amortization	143,982	142,664	145,728
Write-down (gain) and loss (gain) on sales of vessels (notes 6 and 18)	71,006	382,770	(27,991)
Unrealized foreign currency exchange loss including the effect of settlement upon maturity or termination of cross currency swaps (note 13)	7,112	2,884	9,183
Equity income, net of distributions received of $68,499 (2024 – $63,263 and 2023 – $76,710)	(24,742)	(56,948)	(72,296)
Amortization of deferred financing issuance costs included in interest expense	4,148	4,418	6,367
Change in unrealized credit loss provisions included in other (expense) income (note 3b)	21,700	22,300	(17,700)
Gain on extinguishment of obligations related to finance leases included in other (expense) income (note 5)	—	(6,331)	(5,064)
Other non-cash items	(6,551)	(1,483)	9,953
Change in operating assets and liabilities (note 15b)	(2,389)	33,050	(6)
Net operating cash flow	272,859	395,288	362,664

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	426,833	550,885	190,000
Scheduled repayments of long-term debt and settlement of related swaps (note 13)	(195,858)	(106,903)	(242,925)
Prepayments of long-term debt	(433,000)	(432,585)	(294,951)
Financing issuance costs	(16,845)	(8,553)	(4,793)
Scheduled repayments of obligations related to finance leases	(134,832)	(131,147)	(122,263)
Cash distributions paid	(125,116)	(275,117)	(74,941)
Dividends paid to non-controlling interest	(662)	(4,411)	(864)
Proceeds from financing related to sales and leaseback of vessels (note 5)	213,000	629,685	309,778
Extinguishment of obligations related to finance leases, net of security deposits (note 5)	—	(413,501)	(215,064)
Repurchase of preferred units (note 16)	—	—	(3,972)
Equity contributions from Stonepeak (note 16)	—	—	86,180
Net financing cash flow	(266,480)	(191,647)	(373,815)

INVESTING ACTIVITIES
Expenditures for vessels and equipment, including advances on newbuilding contracts	(61,271)	(257,733)	(147,970)
Purchase of short-term investments	(9,200)	—	—
Sale of short-term investments	9,200	—	—
Capital returned from equity-accounted joint ventures	—	29,961	—
Acquisition of Evergas	—	—	(3,000)
Proceeds from sales of vessels (note 18)	12,078	27,705	80,569
Net investing cash flow	(49,193)	(200,067)	(70,401)

(Decrease) increase in cash, cash equivalents and restricted cash	(42,814)	3,574	(81,552)
Cash, cash equivalents and restricted cash, beginning of the year	187,968	184,394	265,946
Cash, cash equivalents and restricted cash, end of the year	145,154	187,968	184,394
Supplemental cash flow information (note 15)
The accompanying notes are an integral part of the consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY (note 1)
(in thousands of U.S. Dollars, except unit data)

	TOTAL EQUITY
	Unitholder Equity
	Common Units	Common Units	Preferred Units	Preferred Units	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total
	#	$	#	$	$	$	$
Balance as at December 31, 2022	88,565	1,959,228	11,689	282,484	40,517	79,529	2,361,758
Net income	—	279,601	—	24,941	—	13,174	317,716
Other comprehensive (loss) income	—	—	—	—	(9,170)	372	(8,798)
Equity contribution from Stonepeak (notes 12c and 16)	—	86,180	—	—	—	—	86,180
Conversion of equity contributions from Stonepeak into common units (notes 12c and 16)	11,384	—	—	—	—	—	—
Distributions declared:
Common units ($0.5003 / unit)	—	(50,000)	—	—	—	—	(50,000)
Preferred units Series A ($2.25 / unit)	—	—	—	(11,070)	—	—	(11,070)
Preferred units Series B ($2.13 / unit)	—	—	—	(13,871)	—	—	(13,871)
Repurchase of preferred units (note 16)	—	93	(160)	(4,065)	—	—	(3,972)
Dividends paid to non-controlling interest	—	—	—	—	—	(864)	(864)
Balance as at December 31, 2023	99,949	2,275,102	11,529	278,419	31,347	92,211	2,677,079
Net (loss) income	—	(93,223)	—	25,117	—	(27,715)	(95,821)
Other comprehensive income	—	—	—	—	4,736	228	4,964
Distributions declared:
Common units ($2.5013 / unit)	—	(250,000)	—	—	—	—	(250,000)
Preferred units Series A ($2.25 / unit)	—	—	—	(11,246)	—	—	(11,246)
Preferred units Series B ($2.13 / unit)	—	—	—	(13,871)	—	—	(13,871)
Dividends paid to non-controlling interest	—	—	—	—	—	(4,411)	(4,411)
Balance as at December 31, 2024	99,949	1,931,879	11,529	278,419	36,083	60,313	2,306,694
Net income (loss)	—	17,313	—	25,116	—	(16,438)	25,991
Other comprehensive (loss) income	—	—	—	—	(17,097)	179	(16,918)
Distributions declared:
Common units ($1.0005 / unit)	—	(100,000)	—	—	—	—	(100,000)
Preferred units Series A ($2.25 / unit)	—	—	—	(11,100)	—	—	(11,100)
Preferred units Series B ($2.13 / unit)	—	—	—	(14,016)	—	—	(14,016)
Dividends paid to non-controlling interest	—	—	—	—	—	(662)	(662)
Balance as at December 31, 2025	99,949	1,849,192	11,529	278,419	18,986	43,392	2,189,989
The accompanying notes are an integral part of the consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

1.Summary of Significant Accounting Policies
Basis of presentation
These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Seapeak LLC, which is a limited liability company formed under the laws of the Republic of the Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities (or VIEs) of which it is the primary beneficiary (collectively, the Company) (see Note 5).
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. Significant intercompany balances and transactions have been eliminated upon consolidation.
Foreign currency
The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Company is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in foreign currency exchange loss in the accompanying consolidated statements of income (loss).
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
The Company does not recognize revenues during days that the vessel is off-hire. For variable consideration, including profit-sharing agreements, or drydock cost reimbursements for time charters accounted for as operating leases, the Company recognizes this revenue in the period in which the changes in facts and circumstances on which the variable charter hire payments are based occur.
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
Restricted cash
The Company maintains restricted cash deposits relating to certain term loans, collateral for derivatives, vessels held for sale, obligations related to finance leases and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs and other obligations.
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
Vessels and equipment
All pre-delivery costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standards required to properly service the Company’s customers are capitalized. Interest costs capitalized to advances on newbuilding contracts for the year ended December 31, 2025 amounted to $14.6 million (December 31, 2024 - $14.6 million and December 31, 2023 - $13.1 million) (see Note 14a).
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
Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 30 years for natural gas liquids (or NGL) carriers and 35 years for liquefied natural gas (or LNG) carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations or commercial considerations prevent the Company from operating the vessels for 30 years, or 35 years, respectively. Effective January 1, 2025, the Company reduced to 25 years the estimated useful life of its seven steam turbine LNG carriers, the oldest vessels in the Company's LNG fleet. Following a revision on the outlook of the three steam turbine LNG carriers in the RasGas II Joint Venture (or the RasGas II Joint Venture vessels) during 2025, effective October 1, 2025, the Company has further reduced to 20 years the estimated useful life of these three vessels (see Note 18a). Had we continued to depreciate the seven steam turbine LNG carriers, which includes the three RasGas II Joint Venture vessels, using an estimated useful life of 35 years instead of 25 years from the beginning of the fiscal period, depreciation and amortization would have decreased by $19.5 million, write-down of vessels would have increased by $8.8 million and net income would have increased by $10.7 million for the year ended December 31, 2025. Had we continued to depreciate the RasGas II Joint Venture vessels using an estimated useful life of 25 years instead of 20 years from October 1, 2025, depreciation and amortization would have decreased and net income would have increased by $11.3 million for the year ended December 31, 2025. Depreciation of vessels and equipment, excluding amortization of dry-docking expenditures, for the years ended December 31, 2025, 2024 and 2023 aggregated to $123.0 million, $113.4 million and $102.2 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and owned vessels related to finance leases.
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
The following table summarizes the change in the Company’s capitalized dry-docking costs from January 1, 2023 to December 31, 2025:

	Year Ended December 31, 2025 $	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
Balance at January 1,	31,358	60,639	58,311
Cost incurred for dry docking	16,847	7,939	24,349
Transfer to vessels held for sale and write-down of vessels	(1,127)	(18,130)	(3,920)
Dry-dock amortization	(13,936)	(19,090)	(18,101)
Balance at December 31,	33,142	31,358	60,639

Vessels and equipment that are intended to be held and used in the Company's business are assessed for impairment when events or circumstances indicate the total net carrying value of the asset group, consisting of the vessel and its customer contract, may not be recoverable. The Company's evaluation of events or circumstances that may indicate impairment include, amongst others, the estimated future charter rates and the Company's intended use of the vessels. If the total net carrying value of the asset group exceeds the estimated net undiscounted cash flows expected to be generated over the asset group's remaining useful life and the fair value of the asset group is less than its carrying value, the total net carrying value of the vessel and its customer contract is reduced to its estimated fair value. The impairment loss is allocated to each long-lived asset within the asset group on a pro-rata basis using the relative carrying amount of those assets, except that the loss allocated to each asset within the asset group should not reduce the carrying amount of that asset below its fair value whenever the fair value of that individual asset is determinable without undue cost and effort. The estimated fair value for the Company’s impaired vessels is determined using discounted cash flows or appraised values. In cases where an active second-hand sale and purchase market does not exist, or in certain other cases, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel and customer contract. In cases where an active second-hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is based on second-hand sale and purchase data, and other information provided by third parties.
Vessels and equipment that are "held for sale" are measured at the lower of their carrying value or fair value less costs to sell and are not depreciated while classified as held for sale. Interest and other expenses and related liabilities attributable to vessels and equipment classified as held for sale continue to be recognized as incurred.
Equity-accounted joint ventures
The Company’s investments in certain joint ventures, in which the Company does not control the entity but has the ability to exercise significant influence over the operating and financial policies of the entity, are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of comprehensive earnings or losses and distributions. The Company evaluates its equity-accounted joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If an equity-accounted investment is impaired and if the estimated fair value is less than its carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s consolidated statements of income (loss). The Company’s maximum exposure to loss is the amount it has invested in and advanced to its equity-accounted joint ventures, and the Company's proportionate share of the long-term debt and interest rate swaps that it has guaranteed within its equity-accounted joint ventures.
Distributions received from equity-accounted joint ventures are presented in the Company’s consolidated statements of cash flows as a cash inflow from operating activities or a cash inflow from investing activities, depending on whether the nature of the activity or activities of the equity-accounted joint venture that generated the distribution was a return on investment (classified as a cash inflow from operating activities) or a return of investment (classified as a cash inflow from investing activities).
Debt issuance costs
Debt issuance costs related to a recognized debt liability, including fees, commissions and legal expenses, are deferred and presented as a direct reduction from the carrying amount of that debt liability and amortized on an effective interest rate method over the term of the relevant loan. Debt issuance costs that are not attributable to a specific debt liability or where the debt issuance costs exceed the carrying value of the related debt liability (primarily undrawn revolving credit facilities) are deferred and presented as other non-current assets in the Company's consolidated balance sheets. Amortization of debt issuance costs is included in interest expense in the Company’s consolidated statements of income (loss).
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

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
Fees paid to amend a revolving credit facility are deferred and amortized over the term of the modified revolving credit facility. If the borrowing capacity of the revolving credit facility increases as a result of the amendment, unamortized debt issuance costs of the original revolving credit facility are amortized over the remaining term of the modified revolving credit facility. If the borrowing capacity of the revolving credit facility decreases as a result of the amendment, a proportionate amount, based on the reduction in borrowing capacity, of the unamortized debt issuance costs of the original revolving credit facility is written off and the remaining amount is amortized over the remaining term of the modified revolving credit facility.
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
The Company uses the effective interest rate method to subsequently account for the lease liability, whereby interest is recognized in interest expense in the Company’s consolidated statements of income (loss). For those leases classified as operating leases, lease interest and right-of-use asset amortization in aggregate result in a straight-line expense profile that is presented in time-charter hire expense for vessels and general and administrative expense for office leases, unless the right-of-use asset becomes impaired. For those leases classified as finance leases, the right-of-use asset is amortized on a straight-line basis over the remaining life of the vessel, with such amortization included in depreciation and amortization in the Company’s consolidated statements of income (loss). Variable lease payments that are based on the usage or performance of the underlying asset are recognized as an expense when incurred, unless achievement of a specified target triggers the lease payment, in which case an expense is recognized in the period when achievement of the target is considered probable.
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
Expected credit loss provisions are presented on the consolidated balance sheets as a reduction to the carrying value of the related financial asset and as an other long-term liability for expected credit loss provisions that relate to guarantees of secured loan facilities of equity-accounted joint ventures. Changes in expected credit loss provisions are presented within other (expense) income in the Company's consolidated statements of income (loss).
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
For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item (e.g. interest expense) in the Company’s consolidated statements of income (loss). If a cash flow hedge is terminated or dedesignated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the Company’s consolidated statements of income (loss). If the hedged items are no longer probable of occurring, amounts recognized in total equity are immediately transferred to the corresponding earnings line item in the Company’s consolidated statements of income (loss).
For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps are recorded in realized and unrealized (loss) gain on non-designated derivative instruments in the Company’s consolidated statements of income (loss). Gains and losses from the Company’s cross currency swaps are recorded in foreign currency exchange loss in the Company’s consolidated statements of income (loss). Cash flows associated with the settlement of interest rate swaps and the interest component of cross currency swaps are presented within operating activities, whereas cash flows associated with the component of a cross currency swap that hedges the repayment of foreign currency denominated debt are presented within financing activities.
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
The Company recognizes the tax benefits of uncertain tax positions only if it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the Company’s consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax (expense) recovery in the Company’s consolidated statements of income (loss).

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
Environmental Emissions
Effective January 1, 2024, emissions emitted by the maritime industry have been integrated in the European Union Emissions Trading System (or EU ETS) (see Note 14f). Under the EU ETS, the Company recognizes a liability at each period end based on the total number of Emissions Allowances (or EUAs) required to be submitted based on emissions occurring on or prior to the period end. Each EUA represents a carbon credit that grants the holder the right to emit one tonne of CO2 equivalent under the EU ETS. The obligation to submit EUAs is included in accrued liabilities in the Company’s consolidated balance sheets, if required to be submitted within one year of the balance sheet date, or otherwise in other long-term liabilities. For vessels that the Company manages for its equity-accounted joint ventures, the Company recognizes a concurrent receivable from its equity-accounted joint ventures consisting of the amount of the obligation to submit EUAs. For the Company’s vessels under its management, the Company recognizes a concurrent accrued receivable due from charterers consisting of the portion of the obligation to submit EUAs that the Company is entitled to recover from charterers. The cost of EUAs that cannot be recovered from charterers is reflected within voyage expenses in the Company’s consolidated statement of income (loss). EUAs purchased by the Company or received from charterers are initially recognized as an asset at cost based on their purchase price if acquired by the Company, or their fair value on date of receipt, if received from charterers. EUAs held by the Company are included in other current assets in the Company’s consolidated balance sheets, if required to be submitted within one year of the balance sheet date, or otherwise in other assets. EUAs are derecognized on a first-in-first-out basis upon their submission to the applicable regulatory authority.
Guarantees
Guarantees issued by the Company, excluding those that are guaranteeing its own performance, are recognized at fair value at the time the guarantees are issued and are presented in the Company’s consolidated balance sheets as other long-term liabilities. The liability recognized on issuance is amortized to other (expense) income on the Company’s consolidated statements of income (loss) over the term of the guarantee. If it becomes probable that the Company will have to perform under a guarantee, the Company will recognize an additional liability if the amount of the loss can be reasonably estimated.
2.Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09 – Income Taxes (Topic 740) Improvements to Income Tax Disclosures (or ASU 2023-09). This ASU enhances the transparency and decision usefulness of income tax disclosures. More specifically, this ASU requires that additional income tax information be disclosed about the jurisdictions in which the Company operates within its income tax rate reconciliation, as well as its disclosure about income taxes paid. The adoption of this ASU during 2025 was done on a prospective basis and did not have a material impact on the Company's consolidated financial statements.

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
Interest rate swap agreements, foreign currency forward contracts and cross currency swap agreements – The fair value of these derivative instruments of the Company is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Company and the derivative counterparties. The estimated amount is the present value of future cash flows. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. The Company's interest rate swap agreements do not require the Company to provide cash collateral to these institutions; however, cash collateral may be required by certain institutions on some of the Company's cross currency swap agreements and as at December 31, 2025, the Company had pledged $3.8 million cash as collateral (December 31, 2024 – $19.5 million), which has been recorded as restricted cash – current and restricted cash – long-term on the Company's consolidated balance sheets. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term. Minor changes to the forward interest curves and forward foreign exchange rates used as inputs to the valuations may have a significant effect on the fair value of these derivative instruments.
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

		December 31, 2025		December 31, 2024
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash (note 15a)	Level 1	145,154	145,154	187,968	187,968
Derivative instruments (note 13)
Interest rate swap agreements – assets	Level 2	54,214	54,214	88,025	88,025
Interest rate swap agreements – (liabilities)	Level 2	(128)	(128)	—	—
Foreign currency contracts – assets	Level 2	210	210	—	—
Foreign currency contracts – (liabilities)	Level 2	—	—	(527)	(527)
Cross currency swap agreements – assets	Level 2	192	192	937	937
Cross currency swap agreements – (liabilities)	Level 2	(16,045)	(16,045)	(47,037)	(47,037)
Non-recurring:
Vessels held for sale (note 18a)	Level 2	24,400	24,400	—	—
Vessels and equipment (note 18a)	Level 3	—	—	294,631	294,631
Other:
Loans to equity-accounted joint ventures (note 7a(ii))	(i)	105,970	(i)	99,806	(i)
Long-term debt – public (note 10)	Level 1	(98,865)	(100,407)	(174,720)	(180,334)
Long-term debt – non-public (note 10)	Level 2	(793,190)	(799,247)	(884,819)	(886,224)
Obligations related to finance leases (note 5)	Level 2	(1,802,526)	(1,800,536)	(1,727,553)	(1,715,651)
(i)The advances to equity-accounted joint ventures together with the Company’s equity investments in the joint ventures form the net aggregate carrying value of the Company’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

b)Credit Losses
As at December 31, 2025 and 2024, the Company's exposure to potential credit losses under ASC 326, Financial Instruments – Credit Losses included its four direct financing and sales-type leases, one of its loans to equity-accounted joint ventures and its guarantees of its proportionate share of secured loan facilities of three of its equity-accounted joint ventures. In addition, the Company's exposure to potential credit losses within its equity-accounted joint ventures under ASC 326 primarily includes: direct financing and sales-types leases for 14 LNG carriers within its 50%-owned joint venture with China LNG Shipping (Holdings) Limited (or China LNG) (or the Yamal LNG Joint Venture); its 40%-owned joint venture with Teekay Nakilat (III) Corporation (or the RasGas III Joint Venture); its 33%-owned joint venture with NYK Energy Transport (or NYK) and Mitsui & Co., Ltd. (or the Angola Joint Venture); and one floating storage unit (or FSU) and an LNG regasification terminal joint venture within Bahrain LNG W.L.L (or the Bahrain LNG Joint Venture) (see Note 7a).

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
The following table includes the amortized cost basis of the Company’s direct interests in financing receivables and net investment in direct financing and sales-type leases by class of financing receivables and by period of origination and their associated credit quality as at December 31, 2025 and 2024.

		As at December 31,
		2025		2024
	Period of Origination	Credit Quality Grade (i)	Amortized Cost Basis $	Credit Quality Grade (i)	Amortized Cost Basis $

Direct financing and sales-type leases
Tangguh Hiri and Tangguh Sago	2017 and prior	Performing	257,445	Performing	274,928
Seapeak Bahrain	2018	Performing	197,250	Performing	200,872
Seapeak Creole	2023	Performing	200,723	Performing	202,526
			655,418		678,326
Loans to equity-accounted joint ventures
Bahrain LNG Joint Venture	2017 and prior	Performing	105,970	Performing	99,806
			761,388		778,132
(i)The Company's credit quality grades are based on internal risk credit ratings whereby a credit quality grade of performing is consistent with a low likelihood of loss. The Company assesses the credit quality of its direct financing and sales-type leases on whether there are no past due payments (30 days late), no concessions granted to the counterparties and whether the Company is aware of any other information that would indicate that there is a material increase of likelihood of loss. The same policy is applied by the equity-accounted joint ventures. The Company assesses the credit quality of its loan to the Bahrain LNG Joint Venture based on whether there are any past due payments from the Bahrain LNG Joint Venture’s primary customer, whether the Bahrain LNG Joint Venture has granted any concessions to its primary customer and whether the Company is aware of any other information that would indicate that there is a material increase of likelihood of loss. As at December 31, 2025 and 2024, all direct financing and sales-type leases held by the Company and the Company’s equity-accounted joint ventures had a credit quality grade of performing.

Changes in the Company's allowance for credit losses for the years presented in these consolidated financial statements are as follows:

	Direct financing and sales-type leases (i) $	Direct financing and sales-type leases and other within equity-accounted joint ventures (i) $	Loans to equity-accounted joint ventures (ii) $	Guarantees of debt (iii) $	Total $
As at January 1, 2023	26,200	36,600	2,900	1,300	67,000
Reversal of potential credit losses	(16,500)	(13,900)	(800)	(400)	(31,600)
As at December 31, 2023	9,700	22,700	2,100	900	35,400
Provision for (reversal of) potential credit losses	22,300	6,900	(300)	300	29,200
As at December 31, 2024	32,000	29,600	1,800	1,200	64,600
Provision for (reversal of) potential credit losses	20,900	21,300	1,100	(300)	43,000
As at December 31, 2025	52,900	50,900	2,900	900	107,600
(i)The credit loss provision related to the lease receivable component of the net investment in direct financing and sales-type leases is based on an internal historical loss rate, as adjusted when asset specific risk characteristics of the existing lease receivables at the reporting date are not consistent with those used to measure the internal historical loss rate and as further adjusted when management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. During the years presented in these consolidated financial statements, two LNG project counterparties maintained investment grade credit ratings. As such, at December 31, 2025, 2024 and 2023, the internal historical loss rate used to determine the credit loss provision was adjusted downward to reflect a lower risk for two of these LNG projects and at January 1, 2023, the downward risk adjustment was made for one of these LNG projects at such dates compared to the average LNG project used to determine the internal historical loss rate. In addition, the internal historical loss rate was adjusted upwards for (a) one LNG project to reflect a lower credit rating for the counterparty, including consideration of the critical infrastructure nature of LNG production, and (b) a second LNG project to reflect a larger potential risk of loss upon potential default as the vessels servicing this project have fewer opportunities for redeployment compared to the Company’s other LNG carriers. The credit loss provision for the residual value component is based on a reversion methodology whereby the current estimated fair value of the vessel as depreciated to the end of the charter contract is compared to the expected carrying value, with such potential gain or loss on maturity being included in the credit loss provision in increasing magnitude on a straight-line basis the closer the contract is to its maturity. Risks related to the net investments in direct financing and sales-type leases consist of risks related to the underlying LNG projects and demand for LNG carriers at the end of the time-charter contracts.
The change in credit loss provision of $20.9 million for the Company's consolidated vessels for the year ended December 31, 2025 ($22.3 million during 2024 and $(16.5) million during 2023) is included in other (expense) income in the Company's consolidated statements of income (loss). The change in credit loss provision for the year ended December 31, 2025 primarily reflects a decrease in the estimated charter-free valuations for certain types of its LNG carriers at the end of their time-charter contracts, which are accounted for as direct financing and sales-type leases in the Company's consolidated balance sheets. These estimated future charter-free values are subject to change based on the underlying LNG shipping market fundamentals.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
The change in credit loss provision of $21.3 million for the year ended December 31, 2025 ($6.9 million during 2024 and $(13.9) million during 2023) relating to the direct financing and sales-type leases and other within the Company's equity-accounted joint ventures is included in equity income in the Company's consolidated statements of income (loss). The change in credit loss provision for the year ended December 31, 2025 primarily reflects a decrease in the estimated charter-free valuations for certain types of LNG carriers at the end of their time-charter contracts, which are accounted for as direct financing and sales-type leases within investments in equity-accounted joint ventures in the Company's consolidated balance sheets.
The changes in the credit loss provision for the Company's consolidated vessels and the vessels within the Company's equity-accounted joint ventures for the year ended December 31, 2025 do not reflect any material change in expectations of the charterers' ability to make their time-charter hire payments as they come due compared to the beginning of the year.
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

4.Segment Reporting
The Company has two reportable segments, the LNG segment and the NGL segment. The Company’s LNG segment consists of LNG carriers which generally operate under long-term, fixed-rate time-charter contracts to international energy companies. The Company's NGL segment consists of LPG, Ethane and multi-gas carriers which generally operate under voyage charters or time-charters. As at December 31, 2025, the Company’s LNG segment consisted of 51 LNG carriers and LNG carrier newbuildings (including 24 LNG carriers included in joint ventures that are accounted for under the equity method) and one LNG receiving and regasification terminal in Bahrain. As at December 31, 2025, the Company's NGL segment consisted of 42 LPG, Ethane and multi-gas carriers and LPG newbuildings (including 32 LPG carriers and newbuildings included in a joint venture that is accounted for under the equity method). The Company's chief operating decision maker is the Company's President and Chief Executive Officer who evaluates segment results based on income (loss) from vessel operations. The evaluation of segment results involves an assessment of the profitability of each segment. This information, along with forward-looking assessments of profitability, help the Company's chief operating decision maker to make informed decisions about investing and/or divesting of assets in a specific segment. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.
The following table presents voyage revenues and percentage of consolidated voyage revenues for the Company’s customers who accounted for 10% or more of the Company's consolidated voyage revenues during any of the years presented in these consolidated financial statements.

(U.S. Dollars in millions)	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023

INEOS Europe AG(i)	$114.1 or 18%	$115.4 or 16%	$114.1 or 16%
Shell Plc. and subsidiaries(ii)	$95.3 or 15%	$115.2 or 16%	$118.9 or 16%
Ras Laffan Liquefied Natural Gas Company Ltd.(ii)	$75.1 or 12%	$75.0 or 11%	$74.2 or 10%
(i)NGL segment.
(ii)LNG segment.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
The following tables include results for these segments for the years presented in these consolidated financial statements.

	Year Ended December 31, 2025
	LNG Segment $	NGL Segment $	Total $
Voyage revenues	522,468	114,490	636,958
Voyage expenses	(11,178)	(903)	(12,081)
Vessel operating expenses	(186,710)	(35,930)	(222,640)
Depreciation and amortization	(111,816)	(32,166)	(143,982)
General and administrative expenses(i)	(30,971)	(3,481)	(34,452)
Write-down and loss on sale of vessels (note 18a)	(71,006)	—	(71,006)
Restructuring charges (note 17)	(21,927)	—	(21,927)
Income from vessel operations	88,860	42,010	130,870

Equity income (note 7)	67,525	25,716	93,241
Investment in and advances to equity-accounted joint ventures, net	1,142,885	214,977	1,357,862
Expenditures for vessels and equipment, including advances on newbuilding contracts	(59,302)	(1,293)	(60,595)
Expenditures for dry docking	(4,233)	(12,614)	(16,847)

	Year Ended December 31, 2024
	LNG Segment $	NGL Segment $	Total $
Voyage revenues	566,614	144,130	710,744
Voyage expenses	(4,598)	(6,996)	(11,594)
Vessel operating expenses	(181,427)	(49,469)	(230,896)
Time-charter hire expenses	—	(8,237)	(8,237)
Depreciation and amortization	(111,339)	(31,325)	(142,664)
General and administrative expenses(i)	(23,402)	(5,686)	(29,088)
(Write-down) and gain on sales of vessels (note 18)	(387,109)	4,339	(382,770)
(Loss) income from vessel operations	(141,261)	46,756	(94,505)

Equity income (note 7)	94,577	27,702	122,279
Investment in and advances to equity-accounted joint ventures, net	1,158,718	187,860	1,346,578
Expenditures for vessels and equipment, including advances on newbuilding contracts	(256,540)	(645)	(257,185)
Expenditures for dry docking	(4,623)	(3,316)	(7,939)

	Year Ended December 31, 2023
	LNG Segment $	NGL Segment $	Total $
Voyage revenues	563,514	163,277	726,791
Voyage expenses	(6,715)	(14,725)	(21,440)
Vessel operating expenses	(175,382)	(57,278)	(232,660)
Time-charter hire expenses	—	(8,777)	(8,777)
Depreciation and amortization	(110,477)	(35,251)	(145,728)
General and administrative expenses(i)	(24,111)	(6,800)	(30,911)
Gain (write-down) and gain (loss) on sales of vessels (note 18)	35,807	(7,816)	27,991
Income from vessel operations	282,636	32,630	315,266

Equity income (note 7)	120,021	28,985	149,006
Investment in and advances to equity-accounted joint ventures, net	1,151,581	160,158	1,311,739
Expenditures for vessels and equipment, including advances on newbuilding contracts	(102,809)	(87)	(102,896)
Expenditures for dry docking	(26,633)	(1,287)	(27,920)

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
(i)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to consolidated total assets presented in the Company's consolidated balance sheets is as follows:

	December 31, 2025 $	December 31, 2024 $
Total assets of the LNG segment	4,157,470	4,378,066
Total assets of the NGL segment	857,258	846,929
Unallocated:
Cash and cash equivalents	122,906	153,726
Consolidated total assets	5,137,634	5,378,721
5.Chartered-in Vessels

	December 31, 2025 $	December 31, 2024 $
Total obligations related to finance leases	1,802,526	1,727,553
Less current portion	(228,985)	(129,418)
Long-term obligations related to finance leases	1,573,541	1,598,135

As at December 31, 2025, the Company was a party to finance leases on 10 LNG carriers and 10 NGL carriers (December 31, 2024 - nine LNG carriers and 10 NGL carriers). These 10 LNG carriers and 10 NGL carriers were sold by the Company to third parties (or Lessors) and leased back under 5.5 to 15-year bareboat charter contracts ending in 2026 through to 2035. At inception of these leases, the weighted-average interest rate implicit in these leases was 6.0% as at December 31, 2025 and 2024. The bareboat charter contracts are presented as obligations related to finance leases on the Company's consolidated balance sheets.
As at December 31, 2025, the Company consolidated four of the 20 Lessors for financial reporting purposes as VIEs (December 31, 2024 – four of the 19 Lessors). The Company understands that these vessels and lease operations are the only assets and operations of the Lessors. The Company operates the vessels during the lease term and, as a result, is considered to be, under GAAP, the Lessor's primary beneficiary. As at December 31, 2025, the sale and leaseback of 16 vessels (December 31, 2024 – 15 vessels) were accounted for as failed sales. The Company is not considered to hold a variable interest in these buyer Lessor entities and thus, does not consolidate these entities.
As at December 31, 2025 and 2024, the liabilities of the four Lessors considered as VIEs were loans and were non-recourse to the Company. The amounts funded to the four Lessors in order to purchase the vessels materially match the funding to be paid by the Company's subsidiaries under the sale-leaseback transactions. As a result, the amounts due by the Company's subsidiaries to the four Lessors considered as VIEs have been included in obligations related to finance leases as representing the Lessors' loans.
As at December 31, 2025, the obligations of the Company's applicable subsidiaries under the bareboat charter contracts for the 10 LNG carriers and 10 NGL carriers (December 31, 2024 - nine LNG carriers and 10 NGL carriers) were guaranteed by the Company. The guarantee agreements require the Company to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage, for certain of its finance leases. As at December 31, 2025, the Company was in compliance with all covenants in respect of the bareboat charters it guarantees.
As at December 31, 2025, the remaining commitments related to the financial liabilities of these 10 LNG carriers and 10 NGL carriers, including the amounts to be paid to repurchase the vessels pursuant to the applicable finance leases, approximated $2.2 billion, including imputed interest of $421.3 million repayable through 2035, as indicated below:

Year	Commitments as at December 31, 2025
2026	$328,539
2027	$396,275
2028	$366,637
2029	$210,732
2030	$295,617
Thereafter	$626,013

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
During the year ended December 31, 2025, the Company entered into a new financing arrangement for the Marvel Swan LNG carrier whereby it sold the vessel to a Lessor in January 2025 for $213.0 million and chartered the vessel back for a period of 13 years under a bareboat charter contract. The quarterly charter-hire payments to be made by the Company consist of a fixed amount plus variable amounts based on the Secured Overnight Finance Rate (or SOFR) plus a margin. The Company has an option to repurchase the vessel in July 2032 for $145.7 million.
During August 2025 and October 2025, the Company entered into new financing arrangements for the Seapeak Shearwater, the Seapeak Osprey, the Seapeak Kinabalu, the Seapeak Atlas, and the Seapeak Kittiwake LNG carrier newbuildings, which are scheduled for deliveries throughout 2027 (see Note 14a). Under these new financing arrangements, the vessels will be sold to a Lessor upon their deliveries for approximately $235.0 million per vessel, subject to conditions of closing. Each of the vessels will be chartered back for a minimum period of 10 years under a bareboat charter contract. The quarterly charter-hire payments to be made by the Company consist of a fixed amount plus variable amounts based on SOFR plus a margin. The Company has an option to repurchase the vessels at the end of the lease terms for $129.3 million per vessel.
In February 2026, the Company acquired the Seapeak Creole LNG carrier from its Lessor for $100.0 million, resulting in the termination of the related finance lease (see Note 19d).
During the year ended December 31, 2024, the Company exercised repurchase options to acquire from Lessors eight of its NGL carriers, the Ineos Marlin, the Ineos Inspiration, the Ineos Independence, the Ineos Intuition, the Ineos Invention, the Ineos Insight, the Ineos Ingenuity and the Ineos Intrepid, and one of its LNG carriers, the Seapeak Oak, for a total cost of $422.2 million.
As a result of these vessel repurchases in 2024, the Company recognized gains totaling $6.3 million on the extinguishment of the original financing arrangements relating to the vessels. These gains are included in other (expense) income for the year ended December 31, 2024 in the Company's consolidated statement of income (loss). Immediately following the repurchases, the Company entered into new financing arrangements whereby it sold the vessels to Lessors for a total of $629.7 million and chartered the vessels back for 5.5 to 8-year periods under bareboat charter contracts. The quarterly charter hire payments to be made by the Company consist of a fixed amount plus variable amounts based on SOFR plus a margin. The Company has options to repurchase the vessels at the end of the lease terms for a total cost of $283.5 million.
During the year ended December 31, 2023, the Company exercised repurchase options to acquire two of its NGL carriers, the Ineos Innovation and the Ineos Dolphin, and one of its LNG carriers, the Myrina, for a total cost of $218.3 million. As a result of these repurchases in 2023, the Company recognized gains totaling $5.1 million on the extinguishment of the original financing arrangements relating to the vessels. These gains are included in other (expense) income for the year ended December 31, 2023 in the Company's consolidated statement of income (loss). Immediately following the repurchases, the Company entered into new financing arrangements whereby it sold the vessels to Lessors for a total of $327.0 million and chartered the vessels back for 8 to 12-year periods under bareboat charter contracts. The quarterly charter hire payments to be made by the Company consist of a fixed amount plus variable amounts based on SOFR plus a margin. The Company has options to repurchase the vessels at the end of the lease terms for a total cost of $107.8 million.
Certain bareboat charter agreements require that the Company maintain ratios of vessel values to the relevant outstanding underlying loan balances. As at December 31, 2025, the Company had five bareboat charter agreements, under which the aggregate outstanding loan balance was $139.9 million, that each requires the Company to maintain minimum vessel-value-to-outstanding-loan obligation balance ratios of 110%, if the vessels are employed under approved charters at such time, or 140%, if the vessels are not employed under approved charters at such time. As at December 31, 2025, the vessel-value-to-outstanding-loan obligation balance ratios were 171%, 168%, 163%, 164% and 139% under approved charters. The vessel values used in calculating these ratios are the appraised values provided by third parties.
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

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
As at December 31, 2025, a substantial majority of the Company’s consolidated vessels operated under time-charter contracts with the Company’s customers. Such contracts are scheduled to expire between 2026 and 2046. Certain of these contracts result in situations whereby the customer will pay consideration up front for performance to be provided at a later date. The time-charter contracts for many of the Company's LNG carriers have options that permit the charterer to extend the contract for periods up to a total extension between one and 10 years. In addition, each of the Company's time-charter contracts are subject to certain termination and purchase provisions. As at December 31, 2025, the Company had $29.1 million of advanced payments recognized as contract liabilities (December 31, 2024 – $37.1 million) which are expected to be recognized as voyage revenues and are included in unearned revenue and other long-term liabilities on the Company's consolidated balance sheets. The Company recognized $37.1 million and $43.6 million of revenue for the years ended December 31, 2025 and 2024, respectively, that was recognized as a contract liability at the beginning of those years.
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
Revenue Table
The following tables contain the Company's revenue for the years ended December 31, 2025, 2024 and 2023, by contract type and by segment.

	Year Ended December 31, 2025			Year Ended December 31, 2024			Year Ended December 31, 2023
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Time charters	421,178	114,490	535,668	465,542	130,570	596,112	474,180	140,307	614,487
Voyage charters	—	—	—	—	13,560	13,560	—	22,970	22,970
Management fees and other income	101,290	—	101,290	101,072	—	101,072	89,334	—	89,334
	522,468	114,490	636,958	566,614	144,130	710,744	563,514	163,277	726,791

The following table contains the Company’s total revenue for the years ended December 31, 2025, 2024 and 2023, by contracts or components of contracts accounted for as leases and those not accounted for as leases:

	Year Ended December 31, 2025 $	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
Lease revenue
Lease revenue from lease payments of operating leases	433,287	504,691	536,072
Interest income on lease receivables	60,613	62,664	61,752
Variable lease payments – cost reimbursements(i)	5,411	4,902	5,365
	499,311	572,257	603,189
Non-lease revenue
Non-lease revenue – related to direct financing and sales-type leases	36,357	37,415	34,268
Management fees and other income	101,290	101,072	89,334
	137,647	138,487	123,602
Total	636,958	710,744	726,791

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

Net Investments in Direct Financing and Sales-Type Leases
The two LNG carriers owned by Seapeak BLT Corporation (or the Tangguh Joint Venture), in which the Company has a 70% ownership interest and which the Company consolidates, commenced their time-charter contracts with their charterers in 2009. Both time-charter contracts are accounted for as direct financing leases with 20-year terms. In addition, the 21-year charter contract for the Seapeak Bahrain FSU commenced in September 2018 and is accounted for as a direct financing lease. In February 2023, the Seapeak Creole commenced a 23-year time-charter contract. The time charter contract is being accounted for as a sales-type lease. As a result, upon commencement of the time-charter contract the carrying value of the vessel was derecognized and a net investment in sales-type lease was recognized based on its estimated fair value from third party appraisals, resulting in a gain of $43.8 million recognized during the year ended December 31, 2023. The gain is included in (write-down) gain and (loss) gain on sales of vessels in the Company's consolidated statement of income (loss) for the year ended December 31, 2023.
The following table lists the components of the net investments in direct financing and sales-type leases:

	December 31, 2025 $	December 31, 2024 $
Total lease payments to be received	857,558	941,046
Estimated unguaranteed residual value of leased properties	335,841	335,841
Initial direct costs	103	135
Less unearned revenue	(538,084)	(598,696)
Total net investments in direct financing and sales-type leases	655,418	678,326
Less credit loss provision	(52,900)	(32,000)
Total net investments in direct financing and sales-type leases, net	602,518	646,326
Less current portion	(21,066)	(20,928)
Net investments in direct financing and sales-type leases, net	581,452	625,398

As at December 31, 2025, estimated lease payments to be received by the Company related to its direct financing and sales-type leases in each of the next five succeeding fiscal years are approximately $82.3 million (2026), $83.6 million (2027), $78.9 million (2028), $50.6 million (2029), $44.7 million (2030) and an aggregate of $517.5 million thereafter. Two leases are expected to end in 2028, one lease is scheduled to end in 2039 and the remaining lease is scheduled to end in 2046.
Operating Leases
As at December 31, 2025, scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $388.1 million (2026), $228.6 million (2027), $176.7 million (2028), $149.3 million (2029), and $96.3 million (2030). Scheduled future rentals on operating lease contracts do not include rentals from vessels in the Company's equity-accounted joint ventures, rentals from unexercised option periods of contracts that existed on December 31, 2025, variable or contingent rentals, or rentals from contracts which were entered into or commenced after December 31, 2025. Therefore, the scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.
The carrying amount of the Company's vessels which are employed on these charter contracts as at December 31, 2025, was $2.5 billion (December 31, 2024 – $2.7 billion). The cost and accumulated depreciation of these vessels employed on these charter contracts as at December 31, 2025 were $3.0 billion (December 31, 2024 – $3.1 billion) and $514.3 million (December 31, 2024 – $454.4 million), respectively.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
7.Equity-Accounted Joint Ventures
a)A summary of the Company's investments in and advances to equity-accounted joint ventures are as follows:

		As at December 31, 2025			As at December 31,
Name	Ownership Percentage	# of Delivered Vessels	LNG Terminal	Newbuildings on order (viii)	2025 $	2024 $
Angola Joint Venture (i)	33%	4	—	—	84,306	85,961
Bahrain LNG Joint Venture (ii)	30%	—	1	—	77,951	87,973
Exmar LPG Joint Venture (iii)	50%	18	—	14	214,977	187,860
MALT Joint Venture (iv)	52%	6	—	—	322,794	314,332
Pan Union LNG Joint Venture (v)	20%-30%	4	—	—	87,197	87,777
RasGas III Joint Venture (vi)	40%	4	—	—	101,057	117,995
Yamal LNG Joint Venture (vii)	50%	6	—	—	472,472	466,472
Other	50%	—	—	—	8	8
		42	1	14	1,360,762	1,348,378
Less credit loss provision					(2,900)	(1,800)
Investments in and advances to equity-accounted joint ventures, net					1,357,862	1,346,578

(i)Angola Joint Venture
As at December 31, 2025 and 2024, the Company has a 33% ownership interest in an LNG-related joint venture with NYK (33%) and Mitsui & Co., Ltd. (34%) (or the Angola Joint Venture). The Angola Joint Venture owns four 160,400-cubic meter LNG carriers.
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
As at December 31, 2025 and 2024, the Company had advanced $73.4 million to the Bahrain LNG Joint Venture. These advances bear interest at 6.0%. For the years ended December 31, 2025, 2024 and 2023, the interest earned on these loans amounted to $6.2 million, $5.8 million, and $5.5 million, respectively, and is included in interest income in the Company’s consolidated statements of income (loss). As at December 31, 2025 and 2024, the interest receivable on these advances was $32.6 million and $26.4 million, respectively. These amounts are included in the table above.
(iii)Exmar LPG Joint Venture
As at December 31, 2025 and 2024, the Company has a 50% ownership interest in an LPG-related joint venture with Exmar (or the Exmar LPG Joint Venture). The Company has guaranteed its 50% share of secured loan facilities in the Exmar LPG Joint Venture for which the aggregate principal amount of the secured loan facilities as at December 31, 2025 was $164.7 million (December 31, 2024 – $190.7 million). As a result, the Company has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2025 was $1.1 million (December 31, 2024 – $0.7 million) and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.
On initial acquisition, the basis difference between the Company's investment and the carrying value of the Exmar LPG Joint Venture's net assets was substantially attributed to the value of the vessels and charter agreements of the Exmar LPG Joint Venture and goodwill in accordance with the finalized purchase price allocation. As at December 31, 2025, the unamortized amount of the basis difference was $6.4 million (December 31, 2024 – $8.4 million).
(iv)MALT Joint Venture
As at December 31, 2025 and 2024, the Company has a 52% ownership interest in an LNG-related joint venture with Marubeni Corporation (or the MALT Joint Venture). Since control of the MALT Joint Venture is shared jointly between Marubeni and the Company, the Company accounts for its investment in the MALT Joint Venture using the equity method. The Company has guaranteed its 52% share of certain of the MALT Joint Venture's secured loan facilities and an interest rate swap, for which the aggregate of the principal amount of the secured loan facilities and fair value of the interest rate swap as at December 31, 2025 was $69.6 million (December 31, 2024 – $82.6 million). As a result, the Company has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2025 was $0.2 million (December 31, 2024 – $0.3 million) and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.
The Company recognized an impairment of its investment in the MALT Joint Venture in 2022. As a result of the impairment, the Company's proportionate share of the carrying value of the MALT Joint Venture's net assets exceeded the Company's carrying value of its investment in the MALT Joint Venture. The basis difference resulting from this impairment was attributed to vessels of the MALT Joint Venture and is being amortized to earnings over the remaining lives of the vessels. At December 31, 2025, the unamortized amount of this basis difference was $67.5 million (December 31, 2024 - $71.2 million).

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
(v)Pan Union LNG Joint Venture
As at December 31, 2025 and 2024, the Company has a 30% ownership interest in two LNG carriers, the Pan Asia and the Pan Americas, and a 20% ownership interest in two LNG carriers, the Pan Europe and the Pan Africa, through its Pan Union LNG Joint Venture.
On initial acquisition, the basis difference between the Company's investment and the carrying value of the Pan Union LNG Joint Venture's net assets was substantially attributed to ship construction support agreements and the time-charter contracts. At December 31, 2025, the unamortized amount of the basis difference was $7.6 million (December 31, 2024 – $8.0 million).
(vi)RasGas III Joint Venture
As at December 31, 2025 and 2024, the Company has a 40% ownership interest in the RasGas III Joint Venture, and the remaining 60% is held by Qatar Gas Transport Company Ltd.
(vii)Yamal LNG Joint Venture
As at December 31, 2025 and 2024, the Company has a 50% ownership interest in the Yamal LNG Joint Venture, which has six icebreaker LNG carriers that carry out international transportation of LNG for a project located on the Yamal Peninsula in Northern Russia.
The Company has guaranteed its 50% share of a secured loan facility and interest rate swaps in the Yamal LNG Joint Venture for which the aggregate of the principal amount of the loan facility and fair value of the interest rate swaps as at December 31, 2025 was $534.0 million (December 31, 2024 – $578.7 million). As a result, the Company has recorded a guarantee liability. The carrying value of the guarantee liability as at December 31, 2025 was $0.3 million (December 31, 2024 – $0.3 million) and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.
(viii)Includes six NGL carriers that are scheduled to be in-chartered beginning in 2026.

b)The Angola Joint Venture, the Bahrain LNG Joint Venture, the RasGas III Joint Venture, and the Yamal LNG Joint Venture are considered VIEs; however, the Company is not the primary beneficiary and therefore, the Company has not consolidated these entities. The Company’s exposure to loss as a result of its investments in the Angola Joint Venture, the Bahrain LNG Joint Venture, the RasGas III Joint Venture, and the Yamal LNG Joint Venture is the aggregate amounts it has invested in and advanced to these joint ventures, which are $84.3 million, $78.0 million, $101.1 million and $472.5 million, respectively, as at December 31, 2025. In addition, the Company provides an owner's guarantee in respect of the charters for the Angola Joint Venture, the RasGas III Joint Venture, and the Yamal LNG Joint Venture; and guarantees the credit facilities and interest rate swaps of the Yamal LNG Joint Venture as described above.
c)The following tables present aggregated summarized financial information reflecting a 100% ownership interest in the Company’s equity method investments and excluding the impact from purchase price adjustments arising from the acquisition of the Exmar LPG Joint Venture and the Pan Union LNG Joint Venture and the basis differences caused by an other-than-temporary impairment of the Company's investment of the MALT Joint Venture recognized in 2022. The results include the Angola Joint Venture, the Bahrain LNG Joint Venture, the Exmar LPG Joint Venture, the MALT Joint Venture, the Pan Union LNG Joint Venture, the RasGas III Joint Venture and the Yamal LNG Joint Venture.

	December 31, 2025 $	December 31, 2024 $
Cash and restricted cash – current	405,065	508,119
Other assets – current	273,980	262,791
Vessels and equipment, including vessels related to finance leases, operating lease right-of-use assets and advances on newbuilding contracts	2,680,213	2,514,549
Net investments in direct financing and sales-type leases – non-current	3,668,223	3,899,674
Other assets – non-current	310,998	350,647
Current portion of long-term debt, obligations related to finance leases, operating lease liabilities and advances from joint venture partners	1,164,946	673,714
Other liabilities – current	242,484	211,451
Long-term debt, obligations related to finance leases, and operating lease liabilities	3,086,535	3,776,498
Other liabilities – non-current	71,469	71,205

	Year Ended December 31, 2025 $	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
Voyage revenues	1,005,484	1,016,277	1,041,655
Income from vessel operations	496,194	536,649	604,979
Realized and unrealized (loss) gain on non-designated derivative instruments:
Bahrain LNG Joint Venture	(8,316)	27,718	5,080
Other equity-accounted joint ventures	(2,704)	4,491	302
Net income	164,645	246,978	323,562

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
d)As described in Note 7a, the Company guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for certain of its equity-accounted joint ventures. As at December 31, 2025, all of the Company's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that the Company guarantees.
8.Intangible Assets and Goodwill
As at December 31, 2025 and 2024, intangible assets of the Company's LNG segment consisted of acquired time-charter contracts with a weighted-average amortization period of 25.0 years and 20.7 years, respectively, from the date of acquisition. As at December 31, 2025 and 2024, intangible assets of the Company's NGL segment consisted of acquired time-charter contracts with a weighted-average amortization period of 4.7 years from the date of acquisition. The carrying amount of the Company's intangible assets as follows:

	December 31, 2025 $			December 31, 2024 $
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Gross carrying amount	36,506	24,810	61,316	179,813	24,810	204,623
Accumulated amortization	(31,395)	(16,421)	(47,816)	(173,242)	(10,947)	(184,189)
Net carrying amount	5,111	8,389	13,500	6,571	13,863	20,434

For the years ended December 31, 2025, 2024 and 2023, amortization expense associated with intangible assets was $6.9 million, $10.0 million and $11.6 million, respectively. Amortization expense associated with intangible assets in each of the next five succeeding fiscal years is expected to be approximately $6.9 million (2026), $3.4 million (2027), $2.1 million (2028), $1.1 million (2029) and nil (2030).
The Company's carrying amount of goodwill as at December 31, 2025 and 2024 is as follows:

	December 31, 2025 $	December 31, 2024 $
LNG segment	31,921	31,921
NGL segment	5,387	5,387
Total	37,308	37,308
The Company conducts an impairment review annually or more frequently if facts and circumstances suggest goodwill may be impaired. No impairment charge was recorded for the years ended December 31, 2025, 2024 and 2023.
9.Accrued Liabilities and Other

	December 31, 2025 $	December 31, 2024 $
Interest including interest rate swaps	21,157	20,138
Voyage and vessel expenses	24,056	25,072
Payroll and benefits	23,117	20,051
Current portion of in-process revenue contracts	5,696	5,715
Other general expenses	2,804	3,171
Income and other tax payable	1,780	1,278
Distributions payable on preferred units	6,279	6,279
Emissions allowance liabilities (note 14f)	41,937	18,356
Total	126,826	100,060

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
10.Long-Term Debt

	December 31, 2025 $	December 31, 2024 $
U.S. Dollar-denominated Revolving Credit Facility due from 2026 to 2027	135,000	165,000
U.S. Dollar-denominated Term Loans and Bonds due from 2026 to 2030	664,849	724,874
Norwegian Krone-denominated Bonds due in 2026	99,142	175,646
Total principal	898,991	1,065,520
Unamortized discount and debt issuance costs	(6,936)	(5,981)
Total debt	892,055	1,059,539
Less current portion	(296,188)	(177,093)
Long-term debt	595,867	882,446
As at December 31, 2025 and 2024, the Company had one revolving credit facility available, which provided for borrowings of up to $350.0 million. As at December 31, 2025, $215.0 million (December 31, 2024 – $185.0 million) of the credit facility was undrawn. Interest payments are based on SOFR plus a margin of 1.45%. The borrowing capacity of the revolving credit facility is scheduled to be reduced by $48.8 million in June 2026 and the revolving credit facility is scheduled to mature in June 2027. The revolving credit facility is unsecured and may be used by the Company for general corporate purposes.
As at December 31, 2025, the Company had seven U.S. Dollar-denominated term loans and bonds outstanding, which totaled $664.8 million in aggregate principal amount (December 31, 2024 – six U.S. Dollar-denominated term loans and bonds outstanding, which totaled $724.9 million). Interest payments on these term loans are based on SOFR plus an additional amount consisting of a margin and a credit adjustment spread, where such additional amount ranged from 2.00% to 3.45%, and interest payments on the bonds are fixed and range from 4.11% to 4.41%. Five of the combined term loans and bonds require quarterly interest and principal payments and five have balloon or bullet repayments due at maturity. The term loans and bonds are collateralized by first-priority mortgages on the 13 Company vessels to which the loans and bonds relate, together with certain other related security. In addition, as at December 31, 2025, all of the outstanding term loans were guaranteed by either the Company or the ship-owning entities within Teekay Nakilat Corporation (or the RasGas II Joint Venture), in which the Company has a 70% ownership interest.
As at December 31, 2025, the Company had Norwegian Krone (or NOK) 1.0 billion of senior unsecured bonds (December 31, 2024 – NOK 2.0 billion) in the Norwegian bond market that mature in November 2026. As at December 31, 2025, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $99.1 million (December 31, 2024 – $175.6 million). The interest payments on the bonds are based on the Norwegian Interbank Offered Rate (or NIBOR) plus a margin of 4.90%. The Company entered into cross currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at 6.37% and the transfer of principal fixed at $117.0 million upon maturity in exchange for NOK 1.0 billion (see Note 13).
The weighted-average interest rates for the Company’s long-term debt outstanding excluding the effect of related interest rate swaps as at December 31, 2025 and December 31, 2024 were 6.23% and 7.06%, respectively. The Company uses swaps to economically hedge certain of its floating-rate debt (see Note 13). The weighted-average interest rates including the effect of related interest rate swaps were 5.24% and 5.65% as at December 31, 2025 and December 31, 2024, respectively.
Non-U.S.-denominated debt is revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds and euro-denominated cash, and the change in the valuation of the Company’s cross currency swaps, the Company incurred foreign exchange losses of $(6.2) million, $(1.4) million, and $(5.4) million for the years ended December 31, 2025, 2024 and 2023, respectively.
The aggregate annual long-term debt principal repayments required under the Company's revolving credit facility, loans and bonds subsequent to December 31, 2025, are $297.1 million (2026), $377.7 million (2027), $54.7 million (2028), $45.5 million (2029), and $124.0 million (2030).
Certain loan agreements require that (a) the Company maintain minimum levels of tangible net worth and aggregate liquidity, (b) the Company maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Company not exceed a maximum amount of leverage, and (d) certain of the Company’s subsidiaries maintain restricted cash deposits. As at December 31, 2025, the Company had three credit facilities with an aggregate outstanding loan balance of $289.1 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 110%, 145%, and 120%, which as at December 31, 2025 were 207%, 197%, and 199%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties, where available, or prepared by the Company based on second-hand sale and purchase market data. Since vessel values can be volatile, the Company’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Company sold any of the vessels. The Company’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Company's subsidiaries are in default under their term loans and, in addition, one of the term loans in the RasGas II Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As at December 31, 2025, the Company was in compliance with all covenants relating to the Company’s credit facilities and other long-term debt.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
11.Income Tax (Expense) Recovery

Net income (loss) before income tax (expense) recovery includes the following components:

Year Ended December 31, 2025 $
Domestic - Republic of the Marshall Islands	141,388
Foreign	(112,281)
Net income (loss) before income tax (expense) recovery	29,107
The components of income tax (expense) recovery are as follows:

	Year Ended December 31, 2025 $	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
Current	(4,098)	(1,255)	(3,683)
Deferred	982	3,741	(6,528)
Income tax (expense) recovery	(3,116)	2,486	(10,211)
The Company is not subject to taxes on income, capital gains or profits in the Republic of the Marshall Islands, the Company's jurisdiction of domicile, under current domestic law and therefore all of the Company's income tax (expense) recovery is generated from foreign jurisdictions.
Included in the Company's current income tax (expense) recovery are provisions for uncertain tax positions relating to freight taxes. The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include additional legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
In accordance with ASU 2023-09, the following table presents a reconciliation between the amount of reported income tax (expense) recovery and the amount computed by multiplying the net income before income tax (expense) recovery by the applicable statutory income tax rate of the Republic of the Marshall Islands, the Company's jurisdiction of domicile, for the year ended December 31, 2025.

	Year Ended December 31, 2025 $	Year Ended December 31, 2025%
Net income before income tax (expense) recovery	29,107	100.0%
Amount computed using statutory rate of corporate tax:	—	—%
Foreign tax effects
United Kingdom
Effects of foreign tax rates different from statutory tax rates	3,941	13.5%
Changes in valuation allowances	(7,087)	(24.3)%
Other	(140)	(0.5)%
Luxembourg
Effects of foreign tax rates different from statutory tax rates	14,445	49.6%
Changes in valuation allowances (i)	(47,627)	(163.6)%
Change in tax rates enacted in the current period	(3,460)	(11.9)%
Adjustments to current and deferred taxes of prior years (i)	40,401	138.8%
Non-taxable income (non-deductible expenses)	(3,759)	(12.9)%
Spain
Effects of foreign tax rates different from statutory tax rates	309	1.1%
Changes in valuation allowances (i)	(67,022)	(230.2)%
Change in measurement of deferred tax assets (i)	64,335	221.0%
Differences in current and deferred tax rates in current year	2,779	9.5%
Other	(401)	—%
France
Effects of foreign tax rates different from statutory tax rates	(1,124)	(3.9)%
Adjustments to current and deferred taxes of prior years	(1,442)	(5.0)%
Changes in unrecognized tax benefits and other	2,736	9.4%
Income tax (expense) recovery	(3,116)	(10.7)%
(i) During the year ended December 31, 2025, Spanish subsidiaries of the Company disposed of two vessels that had been eligible for a preferential tax regime in Spain. As a result, the Spanish subsidiaries will be subject to the regular corporate tax regime as of January 1, 2026. To reflect the change in the applicable tax regime, the deferred tax assets related to tax attributes carried forward in Spain were remeasured at the higher corporate income tax rate. Additionally, the Company recognized the benefit of tax losses carried forward in Luxembourg related to the impairment of investments in wholly-owned subsidiaries. In both cases, the increase in the value of the deferred tax assets were offset by a corresponding increase in the valuation allowance.

Prior to the adoption of ASU 2023-09, in the reconciliation between the applicable statutory rate and the effective tax rate in the financial statements, a consolidated weighted-average tax rate was used according to the source of earnings or losses by country and the applicable tax rates relating to each jurisdiction. The weighted-average statutory tax rate was determined based on the aggregate effective tax rates of all jurisdictions and adjusted for 1) the net income (loss) of the entities within the group that is subject to zero tax in the jurisdiction and 2) the shipping net income (loss) that is not subject to taxation in the jurisdiction where business operations are carried on.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
A reconciliation between the weighted-average rate and the effective tax rate in the consolidated financial statements prior to the adoption of ASU 2023-09 is as follows:

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
Net (loss) income before income tax recovery (expense)	(98,307)	327,927
Income not subject to taxes	(42,563)	(314,742)
Net (loss) income subject to taxes	(140,870)	13,185
At applicable statutory tax rates
Amount computed using the standard rate of corporate tax	(1,664)	(590)
Adjustments to valuation allowance and uncertain tax positions	(13,909)	14,399
Permanent and currency differences	18,280	(23,900)
Change in tax rates	(221)	(120)
Tax recovery (expense)	2,486	(10,211)

The significant components of the Company’s net deferred tax assets (liabilities) were as follows:

	December 31, 2025 $	December 31, 2024 $
Derivative instruments	(111)	(1,064)
Taxation loss carryforwards and disallowed finance costs	181,343	59,405
Vessels and equipment	10,369	6,972
Other items	745	363
	192,346	65,676
Valuation allowance	(192,283)	(66,570)
Net deferred tax assets (liabilities)	63	(894)

	December 31, 2025 $	December 31, 2024 $
Deferred income tax assets included in other assets	286	261
Deferred income tax liabilities included in other long-term liabilities	(223)	(1,155)
Net deferred tax assets (liabilities)	63	(894)

The Company had tax losses and estimated disallowed finance costs in Spain of 199.0 million Euros or approximately $233.8 million (December 31, 2024 – 110.3 million Euros or approximately $114.2 million) and 13.7 million Euros or approximately $15.4 million (December 31, 2024 – 14.8 million Euros or approximately $15.4 million), respectively, at December 31, 2025 of which the tax losses and the disallowed finance costs are available indefinitely for offset against future taxable income in Spain. In addition, the Company had estimated tax losses and disallowed finance costs in Luxembourg of 339.6 million Euros or approximately $399.0 million (December 31, 2024 – 217.5 million Euros or approximately $225.2 million) and 35.4 million Euros or approximately $41.6 million (December 31, 2024 - 24.3 million Euros or approximately $28.5 million), respectively, at December 31, 2025 that are available for offset against future taxable income in Luxembourg. The tax losses in Luxembourg are either available indefinitely for losses arising prior to 2017, or for 17 years for losses arising subsequent to 2016 and the disallowed finance costs are available indefinitely.
The Company recognizes interest and penalties related to uncertain tax positions in income tax (expense) recovery. The tax years 2010 through 2025 currently remain open to examination by the major tax jurisdictions to which the Company is subject.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
12.Related Party Transactions
a)The following table and related footnotes provide information about certain of the Company's related party transactions for the periods indicated:

	Year Ended December 31, 2025 $	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
Voyage revenues (i)(ii)	130,559	132,305	119,098
Equity income (iii)	2,417	2,423	2,417
(i)In September 2018, the Company’s FSU, the Seapeak Bahrain, commenced its 21-year charter contract with the Bahrain LNG Joint Venture. Voyage revenues from the charter of the Seapeak Bahrain to the Bahrain LNG Joint Venture for the year ended December 31, 2025 amounted to $29.3 million ($31.2 million during 2024 and $29.8 million during 2023). In addition, the Company has an operation and maintenance contract with the Bahrain LNG Joint Venture relating to the LNG regasification terminal in Bahrain. Fees recognized in relation to the operation and maintenance contract from the Bahrain LNG Joint Venture for the year ended December 31, 2025 were $17.2 million ($20.8 million during 2024 and $10.5 million during 2023) and are included in voyage revenues in the Company's consolidated statements of income (loss).
(ii)The Company provides ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters pursuant to management agreements. In addition, the Company was reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. During the year ended December 31, 2025, the Company earned management fees and cost reimbursements pursuant to these management agreements of $84.1 million ($80.3 million during 2024 and $78.8 million during 2023), which amount is included in voyage revenues in the Company's consolidated statements of income (loss).
(iii)During each of the years ended December 31, 2025, 2024 and 2023, the Company charged fees of $2.4 million to the Yamal LNG Joint Venture relating to the successful bid process for the construction and chartering of six ARC7 LNG carriers. The fees are reflected in equity income in the Company’s consolidated statements of income (loss).

(b)As at December 31, 2025 and 2024, non-interest-bearing amounts due from affiliates totaled $24.1 million and $19.7 million, respectively, and non-interest-bearing amounts due to affiliates totaled $0.8 million and $6.7 million, respectively. These amounts due to/from affiliates are unsecured and have no fixed repayment terms.
(c)On December 19, 2022, the Company received an equity contribution of $129.3 million from Stonepeak Limestone Holdings L.P. (or Stonepeak) as partial payment for common units issued on March 8, 2023. In February 2023, the Company received an equity contribution of $86.2 million from Stonepeak in connection with funding the first installment payments for two of the five 174,000-cubic meter M-type, Electronically Controlled, Gas Admission propulsion LNG carriers the Company ordered in November 2022. On March 8, 2023, the Company issued 11,383,543 common units to Stonepeak based on total equity contributions received in December 2022 and February 2023 of $215.5 million (see Note 16).
(d)For other transactions with the Company's equity-accounted joint ventures not disclosed above, please refer to Note 7.
13.Derivative Instruments and Hedging Activities
The Company uses derivative instruments in accordance with its overall risk management policy.
Foreign Exchange Risk
From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies and portions of its foreign currency cash balances with foreign currency forward contracts. As at December 31, 2025, the Company was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency	Average Contract Rate(i)	Fair Value / Carrying Amount of Asset (Liability) $	Expected Maturity of Notional Amounts
Currency				2026 $	2027 $
Economic hedges of forecasted expenditures
British Pound Sterling	6,500	0.7569	165	7,913	674
Canadian Dollar	9,700	1.3820	92	6,575	444
			257	14,488	1,118
Economic hedges of foreign currency cash balances
Euro	60,148	0.8498	(47)	70,777	—
(i)Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
The Company entered into cross currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 10), and pursuant to these swaps, the Company receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Company’s NOK-denominated bonds due in November 2026, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at December 31, 2025:

		Floating Rate Receivable
Principal Amount NOK	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted-Average Remaining Term (Years)
1,000,000	117,000	NIBOR	4.90%	6.37%	(15,853)	0.9
Interest Rate Risk
The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on certain of its outstanding floating-rate debt.
As at December 31, 2025, the Company was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (Years)	Fixed Interest Rate (i)
U.S. Dollar-denominated interest rate swaps (ii)	SOFR	614,187	12,699	2.2	1.7%
U.S. Dollar-denominated interest rate swaps (ii)(iii)	SOFR	254,486	16,623	2.9	3.3%
U.S. Dollar-denominated interest rate swaps (iv)(v)(vi)	SOFR	64,635	24,764	0.3	3.0%
			54,086
(i)Excludes an additional amount consisting of the margins and the credit adjustment spreads the Company pays on its floating-rate term loans, which, as at December 31, 2025, ranged from 2.00% to 3.45%.
(ii)Principal amount reduces quarterly.
(iii)These interest rate swaps are subject to mandatory early termination in 2027 and 2029, whereby the swaps will be settled based on their fair value at that time.
(iv)Principal amount reduces monthly.
(v)Forward-starting interest rate swaps with effective start dates ranging from February 2026 to June 2026.
(vi)These interest rate swaps are subject to mandatory early termination in 2026 whereby the swaps will be settled based on their fair value at that time unless otherwise extended (see Note 19e).

As at December 31, 2025, the Company had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparty that are subject to the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Company’s consolidated balance sheets. As at December 31, 2025, these derivative instruments constituted an aggregate fair value asset of $54.5 million (December 31, 2024 – $88.0 million) and an aggregate fair value liability of $2.9 million (December 31, 2024 – $34.4 million). As at December 31, 2025, the Company had $3.8 million (December 31, 2024 – $19.5 million) of cash on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and long-term on the Company’s consolidated balance sheets.
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

	Accounts receivable $	Current portion of derivative assets $	Derivative assets $	Current portion of derivative liabilities $	Derivative liabilities $
As at December 31, 2025
Interest rate swap agreements	1,471	32,202	20,541	—	128
Foreign currency forward contracts	—	210	—	—	—
Cross currency swap agreements	192	—	—	16,045	—
	1,663	32,412	20,541	16,045	128
As at December 31, 2024
Interest rate swap agreements	2,070	35,042	50,913	—	—
Foreign currency forward contracts	—	—	—	527	—
Cross currency swap agreements	295	642	—	21,756	25,281
	2,365	35,684	50,913	22,283	25,281

Realized and unrealized gains (losses) relating to non-designated interest rate swap agreements and foreign currency forward contracts are recognized in earnings and reported in realized and unrealized (loss) gain on non-designated derivative instruments in the Company’s consolidated statements of income (loss). The effect of the gain (loss) on these derivatives on the Company’s consolidated statements of income (loss) is as follows:

	Year Ended December 31,
	2025 $			2024 $			2023 $
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	18,690	(33,339)	(14,649)	23,387	32,963	56,350	20,227	3,403	23,630
Foreign currency forward contracts	(599)	737	138	61	(748)	(687)	540	(177)	363
	18,091	(32,602)	(14,511)	23,448	32,215	55,663	20,767	3,226	23,993

Realized and unrealized gains (losses) relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange loss in the Company’s consolidated statements of income (loss). The effect of the gain (loss) on these derivatives on the Company's consolidated statements of income (loss) is as follows:

	Year Ended December 31,
	2025 $			2024 $			2023 $
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Cross currency swap agreements	(8,835)	30,350	21,515	4,220	(26,869)	(22,649)	(19,463)	466	(18,997)
For the periods indicated, the following table presents the amounts of losses reclassified from accumulated other comprehensive income (or OCI) to interest expense for interest rate swaps previously dedesignated but for which the hedged forecasted transaction remains probable as cash flow hedges (excluding such agreements in equity-accounted investments):

	Year Ended December 31,
	2025 $	2024 $	2023 $
Amount of loss reclassified from accumulated OCI to interest expense	(598)	(761)	(1,242)

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
14.Commitments and Contingencies
a)During November 2022, the Company entered into contracts with Samsung Heavy Industries Co., Ltd. for the construction of five 174,000-cubic meter M-type, Electronically Controlled, Gas Admission propulsion LNG carrier newbuildings that have an estimated total fully built-up cost of $1.2 billion and are scheduled for delivery throughout 2027. As at December 31, 2025, expenditures incurred under these newbuilding contracts totaled $301.6 million and the estimated remaining costs to be incurred are $243.5 million (2026) and $638.7 million (2027). The Company intends to finance substantially all of the remaining estimated pre-delivery expenditures with borrowings under two U.S. Dollar-denominated term loans maturing in 2027. In addition, the final construction installments due on delivery and the repayment of the two U.S. Dollar-denominated term loans maturing in 2027 are expected to be financed with existing 10-year sale and leaseback financing arrangements, where the LNG carrier newbuildings are expected to be sold to a third party upon their deliveries for approximately $235.0 million per vessel (see Note 5).
During December 2025, the Company entered into contracts with Samsung Heavy Industries Co., Ltd. for the construction of two 174,000-cubic meter low-pressure dual-fueled (X-DF) LNG carrier newbuildings that have an estimated total fully built-up cost of $511.6 million and are scheduled for deliveries in the second half of 2028. As at December 31, 2025, the estimated costs to be incurred are $51.6 million (2026), $153.6 million (2027) and $306.4 million (2028). The Company intends to finance the estimated costs with its existing liquidity and future operating cash flow, as well as long-term debt financing to be arranged for the vessels prior to their scheduled deliveries. On February 2, 2026, the Company made first installments payments of $48.9 million on the two LNG carrier newbuildings. On February 26, 2026, the Company entered into a forward-starting, SOFR-based interest rate swap with an effective date in January 2027 to economically hedge a portion of the Company's interest rate exposure on the expected debt financing on one of two newbuildings (see Note 19).
b)In March 2023, the Exmar LPG Joint Venture entered into contracts with Hyundai Mipo Dockyard Co., Ltd. (or HMD) for the construction of two 45,000-cubic meter ammonia capable dual-fueled LPG carriers with scheduled deliveries in 2026. In March 2024, the Exmar LPG Joint Venture entered into contracts with HMD for the construction of two additional 45,000-cubic meter ammonia capable dual-fueled LPG carriers with scheduled deliveries in late-2026. The Company's proportionate share of the total fully built-up cost of these four vessels is approximately $173.7 million. As at December 31, 2025, the Company's proportionate share of expenditures incurred under these newbuilding contracts totaled $65.6 million and the Company's proportionate share of estimated remaining expenditures to be incurred are $108.1 million in 2026.
In January 2025, the Exmar LPG Joint Venture entered into contracts with Avance Gas Aries Ltd. for the assumption by the joint venture of shipbuilding contracts for the construction of four 40,000-cubic meter dual-fueled LPG carriers, which are being constructed by Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. (or Nantong CIMC.) In January 2026, one of these vessels, the Meribel, was delivered to the Exmar LPG Joint Venture (see Note 19a). The remaining vessels are scheduled to be delivered throughout 2026. The Company's proportionate share of the total fully built-up cost of the four vessels is approximately $151.5 million. As at December 31, 2025, the Company's proportionate share of expenditures incurred under these newbuilding contracts totaled $93.1 million and the Company's proportionate share of estimated remaining expenditures to be incurred are $58.4 million in 2026.
c)The Company has a 30% ownership interest in the Bahrain LNG Joint Venture which has an LNG receiving and regasification terminal in Bahrain as described in Note 7a(ii). In October 2025, the Bahrain LNG Joint Venture agreed on the remaining final construction installment payment and charges related to a dispute with the Bahrain LNG terminal contractor. The Bahrain LNG Joint Venture intends to finance the final construction installment payment and charges through its existing undrawn financing, its existing liquidity, and potential cash contributions from the shareholders (of which the Company’s proportionate share is estimated to be up to $5.9 million).
d)The Tangguh Joint Venture has submitted a Notice of Appeal against a tax audit related to its tax returns filed for the 2010 and subsequent fiscal years. The UK taxing authority has challenged the deductibility of certain transactions not directly related to a long funding lease to which the joint venture is a party and the Tangguh Joint Venture has recorded a provision of $1.6 million in 2017 (of which the Company's 70% share is $1.1 million) in accrued liabilities and other in the Company’s consolidated balance sheets as at December 31, 2025 and 2024.
e)Tangguh Joint Venture Operating Leases
As at December 31, 2025, the Tangguh Joint Venture was a party to operating leases (or Head Leases) whereby it leases its two LNG carriers (or the Tangguh LNG Carriers) to a third-party company. The Tangguh Joint Venture then leases back the LNG carriers from the same third-party company (or the Subleases). Under the terms of these leases, the third-party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed and indemnified by the Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lease payments are increased or decreased under the Sublease to maintain the agreed after-tax margin. The UK corporate income tax rate increased from 19% to 25%, effective April 1, 2023. Consequently, the sublease payments the Company estimated that the Tangguh Joint Venture will pay in aggregate each year to lease back the vessels increased from $23.9 million to $27.5 million. The Tangguh Joint Venture’s carrying amounts of this estimated tax indemnification obligation as at December 31, 2025 and 2024 were $3.3 million and $3.8 million, respectively, and are included as part of other long-term liabilities in the consolidated balance sheets of the Company. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred and ends in 2033. Although there is no maximum potential amount of future payments, the Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Tangguh Joint Venture will be required to make termination payments to the third-party company sufficient to repay the third-party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20-year terms and are classified as operating leases. The Head Leases and the Subleases for the two Tangguh LNG Carriers are scheduled to terminate in November 2028 and March 2029, respectively.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
As at December 31, 2025, the total estimated future minimum rental payments to be received and paid by the Tangguh Joint Venture related to the lease contracts are as follows:

Year	Head Lease Receipts (i) $	Sublease Payments (i) (ii) $
2026	21,242	27,462
2027	21,242	27,462
2028	22,280	28,800
2029	4,362	5,655
Total	69,126	89,379
(i) The Head Leases are fixed-rate operating leases while the Subleases have a variable-rate component. As at December 31, 2025, the Company had received $441.2 million of aggregate Head Lease receipts (December 31, 2024 – $420.0 million) and had paid $415.2 million of aggregate Sublease payments (December 31, 2024 – $387.6 million). The portion of the Head Lease receipts that has not been recognized into earnings is deferred and amortized on a straight-line basis over the lease terms and, as at December 31, 2025, $3.7 million (December 31, 2024 – $3.7 million) and $3.3 million (December 31, 2024 – $7.0 million) of Head Leases receipts had been deferred and included in unearned revenue and other long-term liabilities, respectively, in the Company’s consolidated balance sheets.
(ii) The amount of payments related to the Subleases are updated annually to reflect any changes in the lease payments due to changes in tax law.

f)Effective January 1, 2024, emissions emitted by the maritime industry have been integrated in the EU ETS and are being phased in over a three-year period. Emissions for voyages to or from Europe or within Europe included within the scope of EU ETS were based on 40% during 2024, 70% during 2025 and will be based on 100% in 2026. The Company is obligated to submit EUAs for all vessels under its operational management on an annual basis prior to September 30th of each year. During 2025, the Company remitted 250,201 EUAs to the EU ETS, which were related to emissions for voyages during the year ended December 31, 2024.

The following table presents the classification and carrying amounts of assets and liabilities related to EU ETS on the Company’s consolidated balance sheets:

	Amounts due from affiliates $	Other current assets $	Accrued liabilities and other $
As at December 31, 2025
Amounts due from equity-accounted investees (i)	25,116	—	—
Amounts due from charterers (i)	—	11,157	—
EUAs held by the Company (ii)	—	5,216	—
Obligation to submit EUAs (i)(ii)	—	—	41,937
	25,116	16,373	41,937
As at December 31, 2024
Amounts due from equity-accounted investees (i)	11,524	—	—
Amounts due from charterers (i)	—	6,404	—
EUAs held by the Company	—	70	—
Obligation to submit EUAs (i)	—	—	18,356
	11,524	6,474	18,356
(i) The amounts were measured using the period end EUA spot price
(ii) Certain charterers transferred to the Company EUAs, which are related to emissions for voyages during the year ended December 31, 2025. The value of these EUAs were measured using the EUA spot price on receipt date of the EUAs.
g)Management is required to assess whether the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its consolidated financial statements. The Company had a working capital deficit of $407.7 million as at December 31, 2025. This working capital deficit includes $296.2 million related to scheduled maturities and repayments of long-term debt in the 12 months following December 31, 2025. Based on the Company’s liquidity at the date these consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, the cash distributions it expects to receive from its equity-accounted joint ventures, and the proceeds it expects to receive related to the refinancing of one of its LNG carriers and the financing of certain of its LNG carrier newbuildings, the Company estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
15.Supplemental Cash Flow Information
a)The following is a tabular reconciliation of the Company's cash, cash equivalents and restricted cash balances for the periods presented in the Company's consolidated statements of cash flows:

	December 31, 2025 $	December 31, 2024 $	December 31, 2023 $	December 31, 2022 $
Cash and cash equivalents	122,906	153,726	168,409	215,738
Restricted cash – current	14,455	9,210	2,910	42,376
Restricted cash – long-term	7,793	25,032	13,075	7,832
Total	145,154	187,968	184,394	265,946

The Company maintains restricted cash deposits relating to certain term loans, collateral for derivatives (see Note 13), vessels held for sale, obligations related to finance leases and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

b)The changes in operating assets and liabilities for years ended December 31, 2025, 2024 and 2023 are as follows:

	Year Ended December 31, 2025 $	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
Accounts receivable	(1,562)	2,211	19,402
Prepaid expenses and other current assets	(9,925)	1,080	6,467
Accounts payable	1,434	398	(2,229)
Accrued liabilities and other long-term liabilities	26,844	6,868	(5,653)
Unearned revenue and long-term unearned revenue	(10,349)	19,797	1,608
Amounts due to and from affiliates	(7,959)	4,885	(10,930)
Receipts from direct financing and sales-type leases	22,908	21,085	18,976
Expenditures for dry docking	(14,010)	(13,997)	(20,836)
Other operating assets and liabilities	(9,770)	(9,277)	(6,811)
Total	(2,389)	33,050	(6)

c)Cash interest paid (including realized losses on interest rate swaps) on long-term debt and obligations related to finance leases, net of amounts capitalized, during the years ended December 31, 2025, 2024 and 2023 totaled $168.3 million, $175.0 million and $186.9 million, respectively.
d)During the years ended December 31, 2025, 2024 and 2023, foreign income taxes paid, net of tax refunds received, were $6.0 million, $1.7 million and $3.2 million, respectively. During the year ended December 31, 2025, foreign income taxes paid, net of tax refunds received, were $4.1 million (United Kingdom), $1.4 million (France), and $0.5 million (other jurisdictions).
16.Total Capital
As at December 31, 2025, the Company's capital structure is comprised of three classes of Company units: common units, Series A Preferred Units and Series B Preferred Units. All of the Company's outstanding common units are held by Stonepeak and its affiliates, and all of the Company's outstanding Series A Preferred Units and Series B Preferred Units are held by the public.
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
Preferred and Common Unit Distributions
The distributions payable on the Series A and Series B Preferred Units for the years ended December 31, 2025, 2024 and 2023 were $25.1 million, $25.1 million and $24.9 million, respectively.
During the year ended December 31, 2025, the Company declared and paid a cash distribution of $1.0005 (2024 – $2.5013 and 2023 – $0.5003) per common unit, totaling $100.0 million (2024 – $250.0 million and 2023 - $50.0 million), to its sole common unitholder, Stonepeak.
Issuance of Common Units
In December 2022 and February 2023, the Company received equity contributions of $129.3 million and $86.2 million, respectively, from Stonepeak in connection with funding the first installment payments for the five LNG carrier newbuildings the Company ordered in November 2022 (see Note 14a). On March 8, 2023, the Company issued 11,383,543 common units to Stonepeak based on the total contributions received of $215.5 million (see Note 12c).
Preferred Unit Repurchases
In March 2022, the Company established a plan which authorized the repurchase of up to $30.0 million of its Series A and Series B Preferred Units. The following table summarizes the preferred units repurchases for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,
	2025		2024		2023
	#	$	#	$	#	$
Series A Preferred Units	—	—	—	—	29,395	700
Series B Preferred Units	—	—	—	—	131,081	3,272
Total	—	—	—	—	160,476	3,972
As at December 31, 2025, the remaining dollar value of Series A and Series B Preferred Units that may be repurchased under the plan was $23.3 million.
17.Restructuring Charges
During the year ended December 31, 2025, the Company recognized restructuring charges of $21.9 million. The restructuring charges primarily relate to severance costs resulting from the dismissal of the Company’s Spanish seafarers. The dismissal of the seafarers followed the Company’s decision to restructure the operations of the four steam turbine LNG carriers, which comprise its Spanish fleet, due to the adverse market conditions affecting steam turbine LNG carriers.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
18.(Write-down) Gain and (Loss) Gain on Sales of Vessels
The following table provides information on the Company's (write-down) gain and (loss) gain on sales of vessels for the years presented in these consolidated financial statements:

		December 31, 2025	December 31, 2024	December 31, 2023
Segment	Asset Type	$	$	$
LNG (notes 6 and 18a)	LNG Carriers	(71,006)	(387,109)	35,807
NGL (note 18b)	Multi-gas Carriers	—	4,339	(7,816)
(Write-down) gain and (loss) gain on sales of vessels		(71,006)	(382,770)	27,991
a)In February 2023, the Company sold the Seapeak Arctic LNG carrier for net proceeds of $14.9 million, resulting in a loss on sale of $1.0 million, which is included in (write-down) gain and (loss) gain on sales of vessels for the year ended December 31, 2023 in the Company's consolidated statement of income (loss).
In March 2023, the carrying value of the Seapeak Polar LNG carrier was written-down to its estimated fair value, based on the recent sale of a similar vessel, as a result of changes in the Company's expectations of this vessel's future opportunities subsequent to the completion of its time-charter contract in May 2023. The impairment charge of $7.5 million is included in (write-down) gain and (loss) gain on sales of vessels for the year ended December 31, 2023 in the Company's consolidated statement of income (loss). In June 2023, the Seapeak Polar was sold for net proceeds of $14.7 million, resulting in a gain on sale of $0.5 million, which is included in (write-down) gain and (loss) gain on sales of vessels for the year ended December 31, 2023 in the Company's consolidated statement of income (loss).
During the year ended December 31, 2024, the carrying values of the Company’s seven steam turbine LNG carriers, the Seapeak Hispania, the Seapeak Asia (formerly, the Seapeak Catalunya), the Seapeak Mars (formerly, the Seapeak Madrid), the Seapeak Galicia, the Al Marrouna, the Al Areesh, and the Al Daayen, the oldest vessels in the Company’s LNG fleet, were written-down to their estimated fair values as a result of downward revisions to the outlook for this class of older vessel based on a combination of an oversupply of this type of vessel and reduced charterer interest due to their less efficient design, and an increased likelihood that the vessels would be sold. As such, the Company reduced its forecast for future hire rate and its estimate of their useful lives from 35 to 25 years. The total impairment charge of $387.1 million is included in (write-down) gain and (loss) gain on sales of vessels for the year ended December 31, 2024 in the Company's consolidated statement of income (loss). The estimated fair value for the Seapeak Galicia, the Al Marrouna, the Al Areesh, and the Al Daayen, were written down to their estimated fair values using a discounted cash flow approach with a discount rate of 7.98% based on the vessels operating to age 25, which included the remaining duration of their existing long-term fixed-rate charter contracts. Of these four vessels, the three Ras Gas II Joint Venture vessels (the Al Marrouna, the Al Areesh, and the Al Daayen) were assumed to be rechartered at a daily hire rate of $33,800. The estimated fair value for the other three vessels, the Seapeak Hispania, the Seapeak Asia and the Seapeak Mars, were written down during 2024 to their estimated fair values of $16.0 million per vessel based on the Company's knowledge of potential sale transactions of steam vessels within the marketplace. In early 2025, to reduce the Company's operating costs, the Seapeak Hispania, the Seapeak Asia and the Seapeak Mars, were placed in lay-up.
In September 2025, the carrying values of the three RasGas II Joint Venture vessels were further written-down to their estimated fair values. The 20-year charters for these vessels are scheduled to expire from October 2026 to February 2027. Steam turbine LNG carriers are currently facing acute market pressure amid weak demand and a record number of such vessels are currently inactive. The outlook for these vessels is not expected to significantly improve by late-2026 and early-2027. Therefore, it is expected that the RasGas II Joint Venture vessels will be sold, unless a suitable charter can be found prior to the expiration of their existing charters. The total impairment charge of $60.1 million is included in (write-down) gain and (loss) gain on sales of vessels for the year ended December 31, 2025 in the Company's consolidated statements of income (loss). The vessels were written down to their estimated fair values using a discounted cash flow approach based on the vessels operating to a downward revised age of 20 years on their existing long-term fixed-rate charter contracts and subsequent sale at a price which is based on recent transactions for LNG carriers of a similar age.
In December 2025, the Company sold the Seapeak Asia for net proceeds of $12.1 million, resulting in a loss on sale of $3.8 million, which is included in (write-down) gain and (loss) gain on sales of vessels for the year ended December 31, 2025 in the Company's consolidated statement of income (loss).
In December 2025, the Company recorded a further write-down on the Seapeak Hispania and the Seapeak Mars to their estimated net sales price of $12.2 million each, based on the sale of the Seapeak Asia. The total write-down of $7.1 million is included in (write-down) gain and (loss) gain on sales of vessels for the year ended December 31, 2025 in the Company's consolidated statement of income (loss). As at December 31, 2025, the Seapeak Hispania and the Seapeak Mars are presented as held for sale in the Company's consolidated balance sheet. In January 2026, the Seapeak Mars was sold for net proceeds of $12.1 million (see Note 19b). In January 2026, the Seapeak Hispania was renamed the Seapeak Jupiter. In March 2026, the Seapeak Jupiter was sold for net proceeds of $14.9 million (see Note 19b).
b)    In March 2023, the Company sold the Seapeak Unikum multi-gas carrier for net proceeds of $24.7 million, resulting in a gain on sale of $0.2 million, which is included in (write-down) gain and (loss) gain on sales of vessels for the year ended December 31, 2023 in the Company's consolidated statement of income (loss).
In April 2023, the Company sold the Seapeak Vision multi-gas carrier for net proceeds of $24.0 million, which approximated its net book value.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
In December 2023, the Company signed memorandum of agreements for the sales of the Seapeak Napa, the Seapeak Cathinka and the Seapeak Camilla multi-gas carriers for total net proceeds of $22.3 million and recorded a write-down of $3.6 million based on the expected net sales proceeds, which is included in (write-down) gain and (loss) gain on sales of vessels for the year ended December 31, 2023 in the Company's consolidated statement of income (loss). In February 2024, the Seapeak Napa was delivered to its buyer for net proceeds of $10.4 million, resulting in a gain on sale of $0.5 million, which is included in (write-down) gain and (loss) gain on sales of vessels for the year ended December 31, 2024 in the Company's consolidated statement of income (loss). In March 2024, the Seapeak Cathinka was delivered to its buyer for net proceeds of $6.5 million, resulting in a gain on sale of $0.2 million, which is included in (write-down) gain and (loss) gain on sales of vessels for the year ended December 31, 2024 in the Company's consolidated statement of income (loss). In April 2024, the Seapeak Camilla was delivered to its buyer for net proceeds of $6.7 million, resulting in a gain on sale of $0.3 million, which is included in (write-down) gain and (loss) gain on sales of vessels for the year ended December 31, 2024 in the Company's consolidated statement of income (loss).
In December 2023, the carrying value of the Seapeak Pan multi-gas carrier was written down to its estimated fair value as a result of changes in the Company's expectations of the vessel's future opportunities. The estimated fair value was determined with reference to the selling price from the recent sales of similar vessels, feedback from recent selling efforts relating to the vessel, the condition of one of the vessels which was required to undergo a scheduled drydocking in the first quarter of 2024 and prevailing prices for the recycling of vessels. The impairment charge of $4.5 million for the vessel is included in (write-down) gain and (loss) gain on sales of vessels for the year ended December 31, 2023 in the Company's consolidated statement of income (loss). In August 2024, the Company sold the Seapeak Pan for net proceeds of $6.5 million, resulting in a gain on sale of $3.4 million which is included in (write-down) gain and (loss) gain on sales of vessels for the year ended December 31, 2024 in the Company's consolidated statement of income (loss).
19.Subsequent Events
a)On January 8, 2026, the Company's 50%-owned Exmar LPG Joint Venture took delivery of the Meribel, the first of four 40,000-cubic meter dual-fueled LPG carriers scheduled for deliveries to the joint venture by Nantong CIMC in 2026. The vessel concurrently commenced its one-year charter contract with an international energy company.
b)On January 29, 2026, the Company sold its wholly-owned LNG carrier, the Seapeak Mars, for net proceeds of $12.1 million.
On March 16, 2026, the Company sold its wholly-owned LNG carrier, the Seapeak Jupiter, for net proceeds of $14.9 million.
c)On February 2, 2026, the Company made first installments totaling $48.9 million on the two LNG carrier newbuildings the Company ordered in December 2025.
d)On February 24, 2026, the Company acquired the Seapeak Creole LNG carrier from its Lessor for $100.0 million, resulting in the termination of the related finance lease.
e)On February 19, 2026, the Company entered into two interest rate swaps, whereby the Company will pay an amount based on a weighted-average fixed interest rate of 3.15% and will receive an amount based on three-month term SOFR, both rates as applied to an agreed notional principal amount. The aggregate notional principal amount of both interest rate swaps begins at $103.4 million upon their effective dates in February 2026 and March 2026, increases to $373.5 million by October 2027 and declines every three months thereafter to $124.3 million upon their maturity in August 2037 and September 2037, respectively. The interest rate swaps will economically hedge a portion of the Company's interest rate exposure on the expected debt financing for the Seapeak Kinabalu and the Seapeak Atlas (see Note 14a). The interest rate swaps mandatorily terminate in November 2027 and December 2027, respectively, at which time the interest rate swaps will be settled based upon their fair value at that time, unless otherwise extended.
On February 26, 2026, the Company entered into an interest rate swap, whereby the Company will pay an amount based on a fixed interest rate of 3.77% and will receive an amount based on three-month term SOFR, both rates as applied to an agreed notional principal amount. The notional principal amount of the interest rate swap begins at $39.1 million upon its effective date in January 2027, increases to $195.4 million by July 2028 and declines every three months thereafter to $69.4 million upon its maturity by July 2038. The interest rate swap will economically hedge a portion of the Company's interest rate exposure on the expected debt financing for one of the two 174,000-cubic meter low-pressure dual-fueled (X-DF) LNG carrier newbuildings (see Note 14a). The interest rate swap mandatorily terminates in July 2028, at which time the interest rate swap will be settled based upon its fair value at that time, unless otherwise extended.